Form 20-F
period 2014-12-31
Autohome Inc.
filed 2015-03-27
CIK 1527636

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 48,777,835 Class A ordinary shares, par value US$0.01 per share, and 61,824,328 Class B ordinary shares, par value US$0.01 per share, were outstanding as of December 31, 2014.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“ADSs” are to our American depositary shares, each of which represents one Class A ordinary share;

•	“CAGR” refers to compound annual growth rate;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“ordinary shares” are our ordinary shares, par value US$0.01 per share, before our initial public offering, or IPO, and our Class A and Class B ordinary shares, par value US$0.01 per share, after our initial public offering;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“we,” “us,” “our,” “our company” and “the Company” are to Autohome Inc., its predecessors, subsidiaries and variable interest entities, or VIEs;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•	“$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” These forward looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our ability to attract and retain users and advertisers;

•	our business strategies and initiatives as well as our business plans;

•	our future business development, financial condition and results of operations;

•	our ability to further enhance our brand recognition;

•	our ability to attract, retain and motivate key personnel;

•	competition in our industry in China; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from, or worse than, what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The online automotive advertising industry may not grow at the rate projected by market data, or at all. The failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the online automotive advertising industry and the online automobile transaction industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

The following tables present the selected consolidated financial information for our company. Our selected consolidated statement of comprehensive income data presented below for the years ended December 31, 2012, 2013 and 2014 and our selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 and the selected consolidated statement of comprehensive income data for 2010 and 2011 presented below have been derived from our consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for number of shares and per share data)
Selected Consolidated Statement of Comprehensive Income Data:
Net revenues
Advertising services	235,415	379,666	592,622	894,937	1,499,516	241,678
Dealer subscription services	17,519	53,523	139,898	321,611	633,433	102,091

Total net revenues	252,934	433,189	732,520	1,216,548	2,132,949	343,769
Cost of revenues(1)	(83,897)	(130,565)	(178,240)	(252,236)	(381,498)	(61,486)

Gross profit	169,037	302,624	554,280	964,312	1,751,451	282,283

Operating expenses
Sales and marketing expenses(1)	(48,712)	(67,500)	(129,796)	(245,228)	(559,070)	(90,106)
General and administrative expenses(1)	(17,951)	(46,547)	(83,153)	(82,529)	(129,751)	(20,912)
Product development expenses(1)	(6,205)	(16,459)	(42,865)	(81,651)	(158,395)	(25,529)

Operating profit	96,169	172,118	298,466	554,904	904,235	145,736
Interest income	159	1,167	5,093	11,082	34,682	5,590
Interest expense	—	—	—	(414)	—	—
Other income (expense)	(49)	509	310	2,884	2,544	410

Income from continuing operations before income taxes	96,279	173,794	303,869	568,456	941,461	151,736

Income tax expense	(15,853)	(38,348)	(90,988)	(112,294)	(192,781)	(31,071)
Income from continuing operations	80,426	135,446	212,881	456,162	748,680	120,665
Income/(loss) from discontinued operations	7,612	(4,182)	—	—	—	—

Net income	88,038	131,264	212,881	456,162	748,680	120,665
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	—	—	583	1,403	3,946	636
Comprehensive income	88,038	131,264	213,464	457,565	752,626	121,301

Earnings per share for ordinary shares
Earnings per share for ordinary shares - Basic
Net income from continuing operations	0.80	1.35	2.13	4.57	7.01	1.13
Income/(loss) from discontinued operations	0.08	(0.04)	—	—	—	—

Net income	0.88	1.31	2.13	4.57	7.01	1.13

Earnings per share for ordinary shares - Diluted
Net income from continuing operations	—	1.35	2.12	4.37	6.64	1.07
Loss from discontinued operations	—	(0.04)	—	—	—	—

Net income	—	1.31	2.12	4.37	6.64	1.07

Shares used in earnings per share computation(2)
Ordinary shares:
Basic	100,000,000	100,000,000	100,000,000	—	—	—
Diluted	—	100,189,928	100,650,652	—	—	—
Class A ordinary shares:
Basic	—	—	—	31,109,214	38,633,284	38,633,284
Diluted	—	—	—	104,329,226	112,831,585	112,831,585
Class B ordinary shares:
Basic	—	—	—	68,788,940	68,102,019	68,102,019
Diluted	—	—	—	68,788,940	68,102,019	68,102,019
Dividend per share(3)	—	—	—	—	—	—

(1)	Including share-based compensation expenses as follows:

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of Share-based Compensation Expenses
Cost of revenues	—	3,247	6,553	6,534	8,048	1,298
Sales and marketing expenses	—	1,138	4,177	4,375	14,644	2,360
General and administrative expenses	—	8,049	15,734	11,738	20,557	3,313
Product development expenses	—	541	2,678	2,961	13,417	2,162

Total share-based compensation expenses	—	12,975	29,142	25,608	56,666	9,133

(2)	Earnings per share for Class A and Class B ordinary shares (Diluted) for each year from 2010 to 2014 were computed after taking into account the dilutive effect of the shares underlying our employees’ share-based awards.
(3)	Dividends distributed to our shareholders in the fiscal years ended 2012 and 2013 were one-time distributions due to special circumstances. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

	As of December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents, restricted cash and term deposits	174,342	213,705	420,576	1,383,613	2,772,191	446,796
Accounts receivable, net	212,349	203,102	326,071	465,712	736,695	118,734
Total current assets	487,405	451,823	786,192	1,899,265	3,640,766	586,785
Total assets	2,357,368	2,043,005	2,379,673	3,512,950	5,278,515	850,743
Deferred revenue	31,650	41,461	94,392	213,240	438,797	70,723
Total current liabilities	238,710	203,805	336,292	789,818	1,080,657	174,173
Total liabilities	816,563	682,726	821,698	1,300,586	1,613,092	259,985
Total shareholders’ equity	1,540,805	1,360,279	1,557,975	2,212,364	3,665,423	590,758

Exchange Rate Information

Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2046 to US$1.00, the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2014. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On March 20, 2015, the noon buying rate was RMB6.2037 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
	(RMB per US$1.00)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2290	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
September	6.1380	6.1382	6.1495	6.1266
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March (through March 20)	6.2037	6.2526	6.2741	6.1955

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We rely on China’s automotive industry for substantially all of our revenues and future growth. We have greatly benefited from the rapid growth of China’s automotive industry during the past few years. However, the prospects of China’s automotive industry are subject to many uncertainties, including those relating to general economic conditions in China, the urbanization rate of China’s population and the cost of new automobiles. In addition, governmental policies may have a considerable impact on the growth of the automotive industry in China. For example, in an effort to alleviate traffic congestion and improve air quality, the Beijing municipal government issued a regulation in December 2010 to limit the number of new passenger car plates issued in Beijing each year to 240,000 commencing in 2011, and the limitation was subsequently further reduced to 150,000 starting from 2014. There are similar policies that restrict the issuance of new passenger car plates in Shanghai, Guangzhou, Tianjin, Hangzhou and Shenzhen. In September 2013, the PRC government released a plan for the prevention and remediation of air pollution, which requires large cities such as Beijing, Shanghai and Guangzhou to further restrict the ownership of motor vehicles. In October 2013, the Beijing municipal government issued an additional regulation to limit the total number of vehicles in Beijing to no more than six million by the end of 2017, compared to approximately 5.2 million vehicles in operation by the end of 2013. Beginning from late 2011, the National Development and Reform Commission, one of China’s antitrust regulatory authorities, initiated a series of investigations into the pricing practices of foreign automobile companies in China in connection with allegations of the lack of fair competition. These investigations may lead to price reductions due to enhanced competition. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive industry, and in turn reduce demand for automobiles. If automakers and dealers were to reduce their marketing expenditures as a result, our business, financial condition and results of operations could be materially and adversely affected.

We face significant competition, and if we fail to compete effectively, we may lose market share and our business, prospects and results of operations may be materially and adversely affected.

The markets for our services are highly competitive. We face competition from China’s automotive websites, such as pcauto.com.cn and bitauto.com, and from the automotive channels of major internet portals, such as Sina and Sohu. In addition, we also face competition from other used-automobile websites, such as 51auto.com, taoche.com and youxinpai.com. We may also face competition from other websites engaged in the online automobile transaction business, such as bitauto.com and tmall.com, as we develop our transaction platform. Competition with these and other websites is primarily centered on increasing user reach, user engagement and brand recognition, and attracting and retaining advertisers, among other factors.

Some of our competitors or potential competitors have longer operating histories and may have greater financial, management, technological, development, sales, marketing and other resources than we do. They may use their experience and resources to compete with us in a variety of ways, including by competing more heavily for users, advertisers and dealers, investing more heavily in research and development and making acquisitions. Some of our competitors have entered or may enter into business cooperation agreements with search engines, which may impact our ability to obtain additional user traffic from the same sources. Our competitors may be acquired and consolidated by, or cooperate with, industry conglomerates who are able to further invest with significant resources into our operating space. We cannot assure you that any such large internet business will not in the future focus on the automotive sector. If we are unable to compete effectively and at a reasonable cost against our existing and future competitors, our business, prospects and results of operations could be materially and adversely affected.

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

If we fail to attract and retain users and advertisers, our business and results of operations may be materially and adversely affected.

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

We plan to continue to expand our mobile internet services and explore monetization strategies for our mobile internet services. We have made significant efforts in recent years to optimize the mobile version of our websites to display our content and develop new mobile applications to capture a greater number of users that access our services through mobile devices. For example, the number of our average daily unique users who access our websites via mobile devices and the number of our average daily unique users of our mobile applications amounted to approximately 4.3 million and 3.4 million, respectively, in December 2014. However, if we are unable to attract and retain a substantial number of mobile device users, or if we do not keep up with our competitors in developing attractive services that are adapted for such mobile devices, we may fail to capture a significant share of an increasingly important portion of the mobile internet market for our services or lose existing users.

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

A limited number of automaker advertisers have accounted for, and are expected to continue to account for, a significant portion of our revenues. Our top five advertisers, all of whom were automakers, contributed 20.0%, 15.0% and 9.8% of our net revenues in 2012, 2013 and 2014, respectively. In each of 2012, 2013 and 2014, approximately 80% of over 80 automakers operating in China used our advertising services. These automakers include independent Chinese automobile manufacturers, joint ventures between Chinese and international automobile manufacturers and international automobile manufacturers that sell cars made outside of China. We believe that our major future revenue growth will be focused on deepening our existing commercial relationships with automakers to increase our share of each automaker’s advertising budget. If we fail to do so, our growth prospects could be harmed.

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

We had local sales and service representatives covering 150 cities across China as of December 31, 2014. We intend to increase our penetration in existing dealer advertising and subscription services markets and expand into new geographic markets. China is a large and diverse country and business practices and demands may vary significantly by region. Our experience in the markets in which we currently operate may not be applicable in other parts of China. We may not be able to leverage our experience to expand into new geographic markets in China. As a result, our expansion and monetization strategies, including sales and marketing efforts designed to attract dealer advertisers and maximize the conversion of registered dealers using our free basic listing service into dealer subscribers, may be unsuccessful. Furthermore, expanding into new geographical markets will require us to hire additional employees to cover these markets. We will incur additional compensation and benefit costs, office rental expenses and other costs, as well as additional strain on our managerial resources. In addition, we intend to further monetize our existing dealer network by converting dealers that currently use our free listing service into dealer subscribers. If we are unable to successfully expand and monetize our dealer network and to generate sufficient revenues to cover our increased costs and expenses, our business and results of operations may be materially and adversely affected.

Our business depends on strong brand recognition, and failing to maintain or enhance our brands could adversely affect our business and prospects.

Maintaining and enhancing our “Autohome” and “Che168” brands is critical to our business and prospects. We believe that brand recognition will become increasingly important as the number of internet users in China grows and competition in our industry intensifies. A number of factors could prevent us from successfully promoting our brands, including user dissatisfaction with the content offered on our websites, negative publicity involving our business and the failure of our sales and marketing activities. If we fail to maintain and enhance our brands, or if we incur excessive expenses in this effort, our business, results of operations and financial condition will be materially and adversely affected.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products and services. Our marketing and promotional activities may not be well received by customers and may not result in the levels of sales of products and services that we anticipate. We incurred RMB129.8 million, RMB245.2 million and RMB559.1 million (US$90.1 million) in sales and marketing expenses in 2012, 2013 and 2014, respectively, representing 17.7%, 20.2% and 26.2%, respectively, of total net revenues in the corresponding years. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. We conducted various sales and marketing initiatives to promote our brands through search engines, mobile platforms and navigation sites. For example, we have entered into an arrangement with Baidu for a 12-month period that started from July 1, 2014, for enhanced automotive-related content search results on PCs powered by “Aladdin,” Baidu’s open platform initiative. We may not be able to continue or conduct these activities efficiently, and our marketing activities may not yield satisfactory results. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could impact our net revenues and profitability.

Inaccuracy in pricing and listing information provided by our dealer customers may adversely affect our business and financial performance.

Our automobile listings and promotional information are provided and continuously updated by our dealer customers. Users interested in particular automobile models can conveniently search for up-to-date information on such models without having to visit the local showrooms of relevant dealers. If such listings and promotional information provided by our dealer customers are frequently inaccurate or not reliable, our users may lose faith in our websites, resulting in reduced user traffic to our websites and diminished value to advertisers, which could adversely affect our business and financial performance.

We may not be able to manage our expansion and new business initiatives effectively.

We have experienced rapid growth in our business in recent years. The number of our employees has grown rapidly from 912 as of December 31, 2012 to 1,191 as of December 31, 2013 and 1,771 as of December 31, 2014. Our net revenues increased from RMB732.5 million in 2012 to RMB1,216.5 million in 2013 and RMB2,132.9 million (US$343.8 million) in 2014, representing a CAGR of 70.6%. We expect to continue to grow our user base and our business operations.

Our rapid expansion and new business initiatives may expose us to new challenges and risks. To manage the further expansion of our business, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and internal controls. We also need to train, manage and motivate our growing employee base. In addition, we need to maintain and expand our relationships with automaker and dealer advertisers, advertising agencies and other third parties. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations. We may be required to spend more on sales and marketing in order to support any such expansion and our efforts may not be effective. If we fail to manage our expansion and new business initiatives effectively or efficiently, our business and results of operations may be materially and adversely affected.

For example, in June 2014 we launched Autohome Mall, an online transaction platform that we believe will allow us to be a long-term transaction facilitator as we develop our transaction business. The success of our transaction business depends, in part, on third parties and factors over which we have limited control. We will need to react quickly to changing consumer preferences and buying trends relating to our transaction business. We will also face competition from other websites engaged in the online automobile transaction business. In addition, we must keep up to date with competitive technology trends, including the use of new or improved technology, creative user interfaces and other transaction marketing tools, such as paid search and mobile applications among others, which may increase our costs and which may not succeed in increasing sales or attracting customers. Developing the transaction business may require significant investment in product development, sales and marketing and working capital, and we may not be able to get the expected return on our investment. Furthermore, developing the transaction business may take up our management’s time and allow them less time to focus on our existing core business. Our failure to successfully mitigate these risks and uncertainties might adversely affect the sales or margins in our transaction business, as well as damage our reputation and brand.

We have a limited operating history, which makes it difficult to evaluate our business.

We have a limited operating history. Autohome.com.cn and che168.com were launched in 2005 and 2004, respectively. Our company was incorporated in June 2008 and acquired the entities that operated these two websites soon thereafter. Although we have achieved profitability in recent periods, our limited operating history makes the prediction of future results of operations difficult. Historical results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. You should consider our future prospects in light of the risks and uncertainties fast-growing companies with limited operating histories may encounter.

If we are unable to maintain our relationships with advertising agencies or if we are unable to collect accounts receivable from advertising agencies in a timely manner, our results of operations and prospects may be materially and adversely affected.

Although we consider automakers and dealers to be our end-customers, we sell our advertising services and solutions primarily to third-party advertising agencies that represent the automakers and dealers, as is customary in China. Our top ten advertising agencies accounted for 51.7%, 44.0% and 38.7% of our total net revenues in 2012, 2013 and 2014, respectively. In 2012, 2013 and 2014, our largest agency accounted for 9.0%, 6.7% and 5.9% of our total net revenues, respectively. We do not have long-term cooperation agreements or exclusive arrangements with these agencies and they may elect to direct business to other advertising service providers, including our competitors. If we fail to retain and enhance our business relationships with third-party advertising agencies, we may suffer from a loss of advertisers and our business, financial condition, results of operations and prospects may be materially and adversely affected. In our agreements with certain major advertising agencies, we undertake to provide them with most favored pricing terms. Such most favored pricing terms may hinder our ability to acquire new customers using special pricing terms.

In addition, we rely on third-party advertising agencies for the collection of payment from our advertisers. As a result, the financial soundness of our advertising agencies may affect our collection of accounts receivables. We make a credit assessment of the advertising agency to evaluate the collectability of the advertising service fees before entering into an advertising contract. However, we cannot assure you that we will be able to accurately assess the creditworthiness of each advertising agency, and any failure of advertising agencies to pay us in a timely manner may adversely affect our liquidity and cash flows.

If online advertising does not continue to grow in China, our ability to increase revenue and profitability could be materially and adversely affected.

The use of the internet as a marketing medium is still developing in China. As of December 2013, the internet penetration rate in China was only 45.8% according to the China Internet Network Information Center, or the CNNIC, compared to 84.2% in the United States as of the same date, according to the World Bank. The expansion of China’s internet population may be limited by a number of factors, including limitations on network infrastructure and social and political uncertainties, among others.

Many of our current and potential advertisers and dealer subscribers have limited experience with the internet as a marketing medium, and they have not devoted a significant portion of their marketing budgets to online marketing and promotion until recently. As a result, they may not consider the internet as the most effective medium to promote or sell automobiles as compared to traditional print and broadcast media. Our ability to increase revenue and profitability from online marketing may be adversely impacted by a number of factors, many of which are beyond our control, including:

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

If the internet does not become more widely accepted as a media platform for advertising and marketing, our business, financial condition and results of operations could be materially and adversely affected.

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

We may not be able to successfully grow our used automobile-related business through our repositioned che168.com website. Although the used automobile market in China is growing due to the increased number of consumer-owned automobiles, there is still significant uncertainty regarding the extent to which our che168.com business may benefit from such growth. We may not be able to attract a broad user base to our che168.com website. Even if we are able to grow our user base, we may not be able to establish a business model that allows us to successfully monetize the user traffic. In such a case, we may not be able to achieve our expected business growth and our results of operations may be adversely affected.

Our business is subject to fluctuations, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly revenues and other operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are beyond our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our historical results as an indication of our future performance. For instance, our advertising services revenues typically increase in the second quarter as automakers increase marketing activities in connection with China’s major auto shows, and in the fourth quarter as advertisers seek to complete year-end marketing campaigns. Demand for our advertising services is generally lowest in the first quarter of each year, primarily due to a general slowdown in business activities and a reduced number of working days during the Chinese New Year holiday period.

In addition, because a significant portion of our advertising services revenues is attributable to new model promotion campaigns, the timing of new car releases of our major automaker advertisers can have a significant impact on our results of operations. The timing of such releases, however, is subject to uncertainty due to various factors, such as automakers’ design or manufacturing issues, marketing conditions and government incentives or restrictions. These factors may make our results of operations difficult to predict and cause our quarterly results of operations to fall short of expectations.

Problems with our network infrastructure or information technology systems could impair our ability to provide services.

Our ability to provide our users with a high quality online experience depends on the continuing operation and scalability of our network infrastructure and information technology systems. Our systems are potentially vulnerable to damage or interruption as a result of earthquakes, floods, fires, extreme temperatures, power loss, telecommunications failures, technical error, computer viruses, hacking or similar events. We may encounter problems when upgrading our systems or services and undetected programming errors could adversely affect the performance of the software we use to provide our services. The development and implementation of software upgrades and other improvements to our internet services is a complex process, and issues not identified during pre-launch testing of new services may only become evident when such services are made available to our entire user base.

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

Computer viruses and “hacking” may cause delays or interruptions on our systems and may reduce use of our services and damage our reputation and brand.

Computer viruses and “hacking” may cause delays or other service interruptions on our systems. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, including user identity data, software, hardware or other computer equipment. In addition, the inadvertent transmission of computer viruses could result in significant damage to our hardware and software systems and databases, disruptions to our business activities, including our e-mail and other communications systems, breaches of security and inadvertent disclosure of confidential or sensitive information, interruptions in access to our website through the use of “denial of service” or similar attacks and other material adverse effects on our operations. We have experienced hacking attacks in the past, and although such attacks in the past have not had a material adverse effect on our operations, there is no assurance that there will be no serious computer viruses or hacking attacks in the future. We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and hacking. Moreover, if a computer virus or hacking affects our systems and is highly publicized, our reputation and brand could be materially damaged and use of our services may decrease.

Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

Ensuring secured transmission of confidential information through public networks is essential to maintaining the confidence of our customers and users. Our existing security measures may not be adequate to protect such confidential information. In addition, computer and network systems are susceptible to breaches by computer hackers. Security breaches could expose us to litigation and potential liability for failing to secure confidential customer information and could harm our reputation and reduce our ability to attract customers and users. Future security breaches, if any, may result in a material adverse effect on our business, financial condition and results of operations.

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms have recently come under increased public scrutiny. As e-commerce continues to evolve, we believe that increased regulation by the PRC government of data privacy on the internet is likely. We may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers. We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated, well-funded and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information is becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may reduce the number of orders we receive.

The continuing and collaborative efforts of our senior management, key employees and highly skilled personnel are crucial to our success, and our business may be harmed if we were to lose their services.

Our success depends on the continuous effort and services of our senior management team and other key personnel. If one or more of our executive officers or other key personnel are unable or unwilling to continue to provide us with their services, we might not be able to replace them within a short period of time or at all. Our business could be severely disrupted, our financial condition and results of operations could be materially and adversely affected, and we might incur additional expenses to recruit, train and retain personnel. If any of our executive officers joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers has entered into an employment agreement with Beijing Cheerbright Technologies Co., Ltd., or Autohome WFOE, which contains non-competition provisions. However, if any dispute arises between us and our executive officers, we may have to incur substantial costs and expenses in order to enforce these agreements in China.

Our performance and future success also depend on our ability to identify, hire, develop, motivate and retain skilled personnel for all areas of our organization. Competition in the automotive and internet advertising industries and the online automobile transaction industry for qualified employees is intense, and if competition in these industries further intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel. If we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel, we may be unable to grow effectively or at all.

If we fail to protect our intellectual property rights, our brand and business may suffer.

We rely on a combination of trademark, patent, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as through confidentiality agreements and other measures, to protect our intellectual property rights. Our major brand names and logos are registered trademarks in China. Most of our professionally produced content available on our websites and proprietary software are protected by copyright laws. Despite our precautions, third parties may obtain and use our intellectual property without our authorization. Historically, the legal system and courts of the PRC have not protected intellectual property rights to the same extent as the legal system and courts of the United States, and companies operating in the PRC continue to face an increased risk of intellectual property infringement. Furthermore, the validity, application, enforceability and scope of protection of intellectual property rights for many internet-related activities, such as internet commercial methods patents, are uncertain and still evolving in China and abroad, which may make it more difficult for us to protect our intellectual property. From time to time, other websites may use our articles, photos or other content without our proper authorization. Although such use has not in the past caused any material damage to our business, it is possible that there may be misappropriation on a much larger scale with a material adverse impact to our business. If we are unable to adequately protect our intellectual property rights in the future, our brand and business may suffer.

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

We may be subject to liability for advertisements and other content placed on our websites.

The PRC government has adopted regulations governing advertising content as well as internet access and the distribution of information over the internet. Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our websites to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Advertisements.” Under the internet information regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, compromises national security, harms the dignity or interests of the state, incites ethnic hatred or racial discrimination, undermines the PRC’s religious policy, disturbs social order, disseminates obscenity or pornography, encourages gambling, violence, murder or fear, incites the commission of a crime, infringes upon the lawful rights and interests of a third party, or is otherwise prohibited by law or administrative regulations. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet Content Services.”

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

We may undertake acquisitions, investments, joint ventures or other alliances that could prove difficult to integrate, disrupt our business or otherwise negatively impact our operating results and the value of your investment.

As part of our business strategy, we regularly evaluate potential acquisitions, investments and alliances, including joint ventures and minority equity investments. These transactions involve numerous risks, including:

•	the failure to achieve the expected benefits of the acquisition, investment or alliance;

•	difficulties in, and the cost of, integrating operations, technologies, services and personnel;

•	write-offs of investments or acquired assets;

•	non-performance by, or conflicts of interest with, the parties with whom we enter into investments or alliances;

•	limited ability to monitor or control the actions of other parties with whom we enter into investments or alliances;

•	misuse of proprietary information shared in connection with an acquisition, investment or alliance; and

•	depending on the nature of the acquisition, investment or alliance, exposure to new regulatory risks.

The realization of any of these risks could materially adversely affect our business. To the extent any of our directors or officers also invests in a capacity other than as our director or officer, his or her interest may not be aligned with ours.

In addition, if we finance acquisitions by issuing equity or convertible debt securities, our existing shareholders may be diluted, which could affect the market price of our ADSs.

Furthermore, we may fail to identify or secure suitable acquisition, investment and other strategic opportunities, or our competitors may capitalize on such opportunities before we do, which could impair our ability to compete with our competitors and adversely affect our growth prospects and results of operations.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition and results of operations.

The global financial markets experienced significant disruptions in 2008 and the United States, European and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. It is unclear whether these challenges will be contained and what effects they each may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. Economic conditions in China are sensitive to global economic conditions. There have been recently signs that the rate of China’s economic growth is declining. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of automobiles, which are still considered luxury items in China, and our advertisers may also defer, reduce or cancel purchasing our services. To the extent any fluctuations in the Chinese economy significantly affect automakers’ and dealers’ demand for our services or change their spending habits, our results of operations may be materially and adversely affected.

We are a “controlled company” within the meaning of the NYSE corporate governance requirements, which may result in public investors not having as much protection as they would if we were not a controlled company.

As of March 20, 2015, Telstra Holdings Pty Limited, a wholly-owned subsidiary of Telstra Corporation Limited, or Telstra, owned 55.6% of the total voting rights in our company, and we are a “controlled company” under Section 303A of the NYSE Listed Company Manual. As a controlled company, we rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirements that:

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

In addition, because Telstra beneficially owns 55.6% of the voting rights in our company, it has decisive influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Without the consent of Telstra, we may be prevented from entering into transactions that could be beneficial to us. The interests of Telstra may differ from the interests of our other shareholders. Furthermore, Telstra’s business activities, although not related to our operations, may adversely impact reputation.

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.

The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2014. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2014. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Risks Related to Our Corporate Structure

Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of draft PRC Foreign Investment Law published for public comments and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council later. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the Ministry of Commerce, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Contractual Agreements with our Variable Interest Entities” and “—If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” below. Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, the VIEs will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. The provision of internet content services, which we conduct through our VIEs, is subject to foreign investment restrictions set forth in the Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, issued by the National Development and Reform Commission and the Ministry of Commerce in March 2015. It is unclear whether the new “negative list” will be different from the Catalogue. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as Ministry of Commerce market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from the investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that provide internet content services in China. Specifically, foreign ownership of internet service providers or other value-added telecommunication service providers may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the Ministry of Culture, the State Administration of Radio, Film and Television, or the SARFT, the General Administration of Press and Publication, or the GAPP, the National Development and Reform Commission and the Ministry of Commerce in June 2005, foreign investors are prohibited from investing in or operating “internet cultural activities.” Furthermore, PRC laws and regulations do not allow foreign entities with less than two years of direct experience operating an advertising business outside of China to invest in an advertising business in China. Before we acquired Autohome Media Limited, or Autohome Media, which was previously known as Prbrownies Marketing Limited, in October 2013, we had no direct experience operating an advertising business outside of China and were not allowed to invest directly in a PRC entity that provides advertising services in China. We are a Cayman Islands company and foreign legal person under PRC laws. Accordingly, neither we nor our wholly foreign-invested PRC subsidiaries are currently eligible to apply for the required licenses for providing internet content services in China.

As such, we conduct our business through contractual arrangements in China. In particular, we operate our internet content business through Autohome Information and Hongyuan Information, a wholly-owned subsidiary of Autohome Information. Autohome Information is currently owned by individual shareholders who are PRC citizens and hold the requisite licenses or permits to provide internet content and advertising services in China. We do not have an equity interest in Autohome Information or its subsidiaries but substantially control their operations and receive the economic benefits through a series of contractual arrangements. We have been and are expected to continue to be dependent upon Autohome Information and its subsidiaries to operate our businesses in the near future. We have provided advertising services through Chengshi Advertising, Autohome Advertising, Shanghai Advertising and Guangzhou Advertising to automotive industry customers, respectively. In October 2013, Autohome HK acquired Autohome Media, a Hong Kong advertising and marketing company. Autohome Media has engaged in advertising business outside the PRC for more than three years, and is therefore qualified to directly invest in a PRC company providing advertising services in accordance with PRC laws. We are gradually migrating our advertising business from our VIEs to Autohome Media and its subsidiaries, a transition we expect to complete in the next two to three years. For more information regarding these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Contractual Agreements with our Variable Interest Entities.”

Based on the advice of our PRC legal counsel, TransAsia Lawyers, the corporate structure of our VIEs and our subsidiaries in China are in compliance with all existing PRC laws and regulations. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If we or any of our current or future VIEs or subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Industry and Information Technology, or the MIIT, which regulates internet information services companies, the State Administration for Industry and Commerce, or the SAIC, which regulates advertising companies, and the China Securities Regulatory Commission, or the CSRC, would have broad discretion in dealing with such violations, including levying fines, confiscating our income or the income of Autohome WFOE and the VIEs, revoking the business licenses or operating licenses of Autohome WFOE and the VIEs, shutting down our servers or blocking our websites, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, or taking other enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business and results of operations. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the VIEs. The VIEs contributed the majority of our consolidated net revenues since 2009.

Our contractual arrangements with our VIEs may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with Autohome Information and its subsidiaries, Shanghai Advertising, Guangzhou Advertising and their shareholders to operate our business. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Contractual Agreements with our Variable Interest Entities.” These contractual arrangements may not be as effective in providing us with control over our VIEs as direct ownership. If we had direct ownership of these entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by these entities and their shareholders of their contractual obligations to exercise control over our VIEs. Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over their operations as direct ownership would be.

Shareholders of our VIEs may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs. Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition.

Shareholders of our VIEs may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs. If our VIEs or their shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend resources to enforce our rights under the contracts. We may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of Autohome Information, Shanghai Advertising and Guangzhou Advertising were to refuse to transfer their equity interests in those companies to us or our designee when we exercise the call option pursuant to these contractual arrangements, if they transfer the equity interests to other persons against our interests, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

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

The shareholders of our VIEs are James Zhi Qin, our director and chief executive officer, Xiang Li, our director and president, and Zheng Fan, our vice president. Each of these three individuals is also a beneficial owner of our company and a PRC citizen. They hold 8%, 68% and 24%, respectively, of the equity interests in each of our VIEs. Conflicts of interest may arise between their roles as directors, officers and/or beneficial owners of our holding company and as shareholders of our VIEs. In addition, the controlling shareholders of our company are substantially different from that of the VIEs, which may heighten any conflicts of interest that could arise between the two groups of shareholders. We cannot assure you that when conflicts of interest arise, any or all of these equity holders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these equity holders and our company. We rely on these three individuals to comply with the laws of China, which protect contracts, provide that directors and executive officers owe a duty of loyalty and a duty of diligence to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gain. We also rely on the laws of the Cayman Islands, which provide that directors owe a duty of care and a duty of loyalty to our company. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity to be paid by our wholly-owned PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in the PRC, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises are required to set aside at least 10% of their accumulated after-tax profits, if any, each year to fund certain statutory reserve funds, until the aggregate amount of such funds reach 50% of their registered capital. These statutory reserve funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our equity offerings to make loans to our PRC subsidiaries and VIEs or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

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

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. Furthermore, SAFE promulgated a circular on November 19, 2010, or Circular No. 59, which tightens the examination on the authenticity of settlement of net proceeds from an offering and requires that the settlement of net proceeds shall be in accordance with the description in its prospectus. On July 15, 2014, SAFE issued SAFE Circular 36 that launched the pilot reform of administration regarding conversion of foreign currency registered capitals of foreign-invested enterprises in 16 pilot areas. According to SAFE Circular 36, an ordinary foreign-invested enterprise in the pilot areas is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC, subject to certain registration and settlement procedures as set forth in SAFE Circular 36. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or VIEs or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our equity offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

If our PRC subsidiaries or VIEs become the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy substantially all of our assets, which could reduce the size of our operations and materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.

As part of the contractual arrangements with Autohome Information, its shareholders and its subsidiaries, Autohome Information and its subsidiaries hold operating permits and licenses and substantially all of the assets that are important to the operation of our business. We expect to continue to be dependent on Autohome Information and its subsidiaries to operate a significant portion of our business in China. If our VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which would materially and adversely affect our business, financial condition and results of operations. If our VIEs undergo a voluntary or involuntary liquidation proceeding, their equity holders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which would materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.

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

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, the growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and VIEs in China. Our operations in China are governed by PRC laws and regulations. Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet business and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to the PRC government regulation of the internet industry include, but are not limited to, the following:

•	We only have contractual control over our websites. We do not own the websites due to the restriction on foreign investment in businesses providing value-added telecommunication services in China, which includes internet content provision services.

•	There are uncertainties relating to the regulation of the internet industry in China, including evolving licensing requirements. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain permits or licenses that applicable regulators may deem necessary for our operations, or we may not be able to obtain or renew permits or licenses. For example, both Autohome Information and Hongyuan Information may be required to obtain additional licenses, including internet publishing licenses and internet news information service licenses, if the release of articles and information or the broadcast of videos on the websites autohome.com.cn and che168.com is deemed by the PRC regulatory authorities as being the provision of internet publishing service, internet news information service, or internet culture operating service. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Online Cultural Services,” “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet Publishing” and “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet News Information Service” for additional details.

•	The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office. The primary role of this new agency is to facilitate policy-making and legislative development in the internet industry, to direct and coordinate with relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

•	New laws and regulations may be promulgated to regulate internet activities, including online advertising businesses. As such, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

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

Substantially all of our revenues and costs are denominated in RMB. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Between July 2008 and June 2010, the RMB fluctuated significantly against the U.S. dollar. From June 2010 until the start of 2014, the PRC government allowed the RMB to appreciate slowly against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

On July 4, 2014, SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular No. 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular No. 75) promulgated by SAFE on October 21, 2005.

SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Currently, all of our shareholders who are PRC residents have registered with the competent local branch of SAFE with respect to their investments in our company as required by SAFE Circular No. 75 and will update their registration filings with SAFE under SAFE Circular No. 37 when there are any changes that should be registered under SAFE Circular No. 37. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and if or when we have such shareholders or beneficial owners, we may not always be able to compel them to comply with SAFE Circular No. 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular No. 37 or other related regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

In December 2006, the People’s Bank of China, or PBOC, promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which sets forth the respective requirements for foreign exchange transactions by individuals (both PRC and non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued relevant implementing rules that specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock incentive plans or share option plans of an overseas publicly listed company. In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. The Stock Option Notice supersedes the requirements and procedures for the registration of PRC resident individuals’ participation in stock incentive plans set forth by certain rules promulgated by SAFE in March 2007. Under these measures, PRC resident individuals who participate in an employee stock incentive plan or a share option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. A PRC domestic qualified agent appointed through the PRC subsidiaries of such overseas listed company must file applications on behalf of such PRC resident individuals with SAFE or its local counterpart to obtain approval for an annual allowance with respect to the foreign exchange in connection with stock holding or share option exercises. With the approval from SAFE or its local counterpart, the PRC domestic qualified agent must open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, payment received upon sales of shares, dividends issued on the stock and any other income or expenditures approved by SAFE or its local counterpart. We and our PRC resident employees who participate in our share incentive plans are subject to these regulations as we are an overseas listed company. We have made registration with the local counterparts of SAFE for our PRC resident employees who participate in our share incentive plans as required under the Stock Option notice and relevant rules. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Employee Stock Options Plans.”

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

On February 3, 2015, the SAT issued SAT Notice 7 to supersede the existing tax rules in relation to the Indirect Transfer, while the other provisions of SAT Circular 698 remain in force. SAT Notice 7 introduces a more sophisticated anti-avoidance guidance. SAT Notice 7 extends its tax jurisdiction to capture not only Indirect Transfer as set forth under SAT Circular 698 but also transactions involving transfer of movable and immovable property in China of a foreign company through the offshore transfer of a foreign intermediate holding company. According to SAT Notice 7, if a non-resident enterprise indirectly transfers PRC taxable properties through an arrangement without reasonable commercial purpose but to avoid PRC Corporate Income Tax, the Indirect Transfer shall be re-characterized and treated as a direct transfer of PRC taxable properties. SAT Notice 7 also interprets the term “transfer of the equity interest in a foreign intermediate holding company” broadly. In addition, SAT Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to the public trading of shares in a listed company holding taxable PRC assets and indirect transfers resulting from a corporate restructuring.

Further, SAT Notice 7 replaces the compulsory reporting requirement in SAT Circular 698 with a voluntary reporting regime and the criteria set forth in Circular 698 for indirect transfer reporting have been abolished. Both the foreign transferor and the transferee, and the PRC tax resident enterprise whose equity interests being transferred may voluntarily report the transfer by submitting the documents required in SAT Notice 7. In addition to the voluntary reporting, SAT Notice 7 empowers the Chinese tax authorities to require various documents from the parties involved. Although SAT Notice 7 provides clarities in many important areas such as reasonable commercial purpose and reporting requirements, it brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they are required to make a self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. It also introduces the interest regime by providing that where a transferor fails to file and pay tax on time, and where a withholding agent fails to withhold the tax, interest will be charged on a daily basis. If the transferor has provided the required documents and information or has filed and paid the tax within 30 days from the date that the share transfer contract or agreement is signed, interest shall be calculated based on the benchmark interest rate; otherwise, the benchmark interest rate plus 5% will apply.

SAT Notice 7 became effective on February 3, 2015, but it also applies to Indirect Transfers which occurred before its issuance but have not received assessments from the tax authorities. SAT Circular 698 and SAT Notice 7 may be determined by the tax authorities to be applicable to our corporate restructuring where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may become at risk of being taxed under SAT Circular 698 and SAT Notice 7 and we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Notice 7 or to establish that we should not be taxed under the general anti-avoidance rule of the PRC Enterprise Income Tax Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

There are still uncertainties as to the interpretation and implementation of SAT Notice 7. The PRC tax authorities have the discretion under SAT Circular 698 and SAT Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under Circular 698 and SAT Notice 7, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

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

The Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Autohome WFOE was recognized jointly by the Beijing Municipal Science and Technology Commission and other authorities as a “high and new technology enterprise,” or HNTE, on September 17, 2010 and therefore was eligible for the preferential 15% enterprise income tax rate from 2010 to 2012 upon its filing with the relevant tax authority. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China. We have obtained renewal of the HNTE qualification through 2015. However, should we lose this qualification for any reason, Autohome WFOE will no longer enjoy the 15% preferential tax rate, and the applicable enterprise income tax rate may increase to up to 25%.

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

Pursuant to the Enterprise Income Tax Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we conduct our business through Autohome WFOE, which is 100% owned by Cheerbright, our wholly-owned subsidiary located in the British Virgin Islands. The British Virgin Islands currently does not have any tax treaty with China with respect to withholding tax. As long as Cheerbright is considered a non-PRC resident enterprise and holds at least 25% of the equity interest of Autohome WFOE, dividends that it receives from Autohome WFOE may be subject to withholding tax at a rate of 10%. We are gradually migrating our advertising business from our VIEs to Autohome Media and its PRC subsidiaries. Autohome Media is 100% owned by Autohome HK, our wholly-owned subsidiary located in Hong Kong. Under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, effective on January 1, 2007, as long as Autohome HK is considered a non-PRC resident enterprise and holds at least 25% of the equity interest of its PRC subsidiaries, dividends that it receives from its PRC subsidiaries may be subject to withholding tax at a preferential rate of 5% , if it is the beneficial owner of the dividends, upon receiving the approval from the local tax authority.

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

Our financial condition and results of operations could be materially and adversely affected if recent value-added tax reforms in the PRC become unfavorable to our PRC subsidiaries or VIEs.

On November 16, 2011, the Ministry of Finance and the State Administration of Taxation jointly issued the Implementation Rules of the Pilot Program of Value-Added Tax Reform and the Notice on the Pilot Program of Value-Added Tax Reform in Transportation and Certain Modern Service Industries in Shanghai. These rules became effective on January 1, 2012, under which certain transportation and modern services companies in Shanghai will be subject to value-added tax, or VAT, in lieu of the otherwise applicable business tax of 5%. According to a circular jointly issued by the Ministry of Finance and the State Administration of Taxation on July 31, 2012, certain transportation and modern services companies incorporated in eight other provinces in the PRC will be subject to the tax reform contemplated under these rules, or VAT Pilot Program. The VAT Pilot Program aims to resolve the double or multiple taxation issues caused by the interplay between the VAT and business tax systems and reduce the overall tax burden of the selected modern service industries in the PRC. Depending on their taxable revenues, companies may be subject to VAT at a rate of 3% if they are qualified as small-scale VAT payers or 6% if they are recognized as general VAT payers for information technology services, advertising services and research, development and technology services they provide. As a result, instead of paying business taxes, Shanghai Advertising, one of our VIEs incorporated in Shanghai, was required to pay VAT at a rate of 6% starting from January 1, 2012. In addition, our PRC subsidiaries and VIEs incorporated in Beijing were required to pay VAT at a rate of 6% starting from September 1, 2012. Guangzhou Advertising, one of our VIEs incorporated in Guangdong, was required to pay VAT at a rate of 6% starting from November 1, 2012. Since August 2013, this tax pilot program has been expanded to other areas within China. The rules related to the VAT Pilot Program are still evolving and the timing of the promulgation of the final tax rules or related interpretation is uncertain. Our financial condition and results of operations could be materially and adversely affected if the interpretation and enforcement of these tax rules become materially unfavorable to our PRC subsidiaries and VIEs.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

The PRC Labor Contract Law became effective and was implemented on January 1, 2008. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. According to the PRC Social Insurance Law, which became effective on July 1, 2011, and the Administrative Regulations on the Housing Funds, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds, and the employers must pay all or a portion of the social insurance premiums and housing funds for such employees.

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

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to be not in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective clients is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of this offering, delisting of our ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to our ADSs

The market price for our ADSs has fluctuated and may be volatile.

The daily closing trading prices for our ADSs ranged from US$29.00 to US$56.60 in 2014. The trading price for our ADSs may continue to fluctuate in response to factors including the following:

•	regulatory developments in our target markets affecting us, our advertisers or our competitors;

•	announcements of studies and reports relating to the quality of our services or those of our competitors;

•	changes in the economic performance or market valuations of other companies that provide online automotive advertising services;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions to our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the online automotive advertising industry;

•	announcements by us or our competitors of new solutions, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding Class A ordinary shares or ADSs;

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs; and

•	pending or potential litigation or administrative investigation.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company. We have voluntarily complied with the requirements of Section 404 and our independent auditor has provided an attestation report as of December 31, 2014. However, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

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

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source of any future dividend income.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs sold in our equity offerings will be freely transferable without restriction or additional registration under the Securities Act. In addition, certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act. Sales of these registered shares, in the form of ADSs, in the public market could cause the price of our ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have a material and adverse effect on the price of our ADSs.

Our dual-class share structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A and Class B ordinary shares have the same rights, including dividend rights, except for conversion and voting rights. Each Class B ordinary share may be converted into one Class A ordinary share by its holder at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Each Class A ordinary share is entitled to one vote. When the total number of ordinary shares held by Telstra Holdings Pty Limited and/or its affiliates, or the Telstra Shareholder, constitutes no less than 51% of all of our issued and outstanding ordinary shares, each Class B ordinary share is entitled to one vote; when the total number of ordinary shares held by the Telstra Shareholder, drops below 51% but is no less than 39.3% of all of our issued and outstanding ordinary shares, each Class B ordinary share will carry such number of votes that would result in the total number of ordinary shares held by the Telstra Shareholder carrying, in the aggregate, 51% of the voting rights represented by all of our issued and outstanding ordinary shares; when the total number of ordinary shares held by the Telstra Shareholder drops below 39.3% of all of our issued and outstanding ordinary shares, all Class B ordinary shares will be automatically converted into the same number of Class A ordinary shares. As of March 20, 2015, Telstra beneficially owned 61,824,328 Class B ordinary shares, representing 55.6% of all of our issued and outstanding ordinary shares and 55.6% of our aggregate voting rights. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

You may be subject to limitations on the transfer of your ADSs.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. We intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less frequent compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or Class A ordinary shares to significant adverse tax consequences.

Under United States federal income tax law, we will be classified as a passive foreign investment company (“PFIC”) for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on the average quarterly value of our assets during the taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for United States federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. Assuming we are the owner of our VIEs for U.S. federal income tax purposes and based on our current income and assets, including goodwill and unbooked intangibles, we presently do not expect to be classified as a PFIC for the current taxable year or future taxable years.

While we do not anticipate becoming a PFIC for the current taxable year or the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years.

If we were to be or become a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gains recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC as to such U.S. Holder for all succeeding years during which such U.S. Holder held our ADSs or Class A ordinary shares. Alternatively, U.S. Holders of PFIC shares can sometimes avoid the rules described above by making certain elections, including a “mark-to-market” election or electing to treat a PFIC as a “qualified electing fund.” However, U.S. Holders will not be able to make an election to treat us as a “qualified electing fund” because, even if we were to be or become a PFIC, we do not intend to comply with the requirements necessary to permit U.S. Holders to make such election. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of owning and disposing of ADSs or Class A ordinary shares if we are or become a PFIC. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We incur increased costs as a result of being a public company.

We are a public company and expect to incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, including Section 404 therein relating to internal control over financial reporting, as well as rules subsequently implemented by the SEC and the NYSE, have detailed requirements concerning corporate governance practices of public companies. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management is required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We evaluate and monitor developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

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

Autohome was incorporated under the laws of the Cayman Islands under its former name, Sequel Limited, in June 2008 and adopted its current name in October 2011. Shortly after its inception, in June 2008, Autohome acquired all of the equity interests of the following entities:

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

To sharpen our business focus on the automotive industry, we completed a corporate reorganization in 2011 by spinning off our then subsidiaries that were not involved in our core business. In March 2011, we completed the transfer of the che168.com business from Norstar to Cheerbright. In June 2011, in connection with our strategy to focus on serving the automotive industry in China, we contributed our entire equity interests in Norstar and China Topside, which serve the information technology industry, to Sequel Media, our subsidiary in the Cayman Islands. We then immediately distributed shares of Sequel Media to our shareholders. Since the spin-off, we have focused on serving the automotive industry in China through our autohome.com.cn and che168.com websites.

On March 16, 2012, we established a new wholly-owned subsidiary, Autohome HK, in Hong Kong. Autohome HK has no material business operation as of the date of this annual report.

In October 2013, Autohome HK acquired Prbrownies Marketing Limited, a Hong Kong advertising and marketing company, which we renamed Autohome Media Limited, or Autohome Media, in March 2014. Autohome Media has engaged in the advertising business outside the PRC for more than three years, and is therefore qualified to directly invest in a PRC company providing advertising services in accordance with PRC law. Autohome Media has established subsidiaries in Beijing, Shanghai, Guangzhou and Tianjin. We are gradually migrating our advertising business from our VIEs to Autohome Media and its subsidiaries, a transition we expect to complete in the next two to three years.

In December 2013, we completed our initial public offering of 8,993,000 ADSs, representing 8,993,000 Class A ordinary shares, and our ADSs were listed on the NYSE under the symbol “ATHM.”

In November 2014, we completed a public offering, or the 2014 Offering, in which we offered and sold 2,424,801 ADSs, and our selling shareholders sold 7,220,858 ADSs, representing 2,424,801 Class A ordinary shares and 7,220,858 Class A ordinary shares, respectively.

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

Overview

We are the leading online destination for automobile consumers in China. Through our two websites, autohome.com.cn and che168.com, and our mobile applications, we deliver comprehensive, independent and interactive content to automobile buyers and owners. The number of our average daily unique users who access our websites via mobile devices and the number of average daily unique users of our mobile applications amounted to approximately 4.3 million and 3.4 million, respectively, in December 2014. We have developed a strong and well-recognized brand. Our (“Autohome”) brand has been the most searched automotive-related keyword during substantially the entire period since July 2011 on Baidu.com, the leading Chinese language internet search engine.

Our ability to reach a large and engaged user base of automobile consumers has made us a preferred platform for automakers and dealers to conduct their advertising campaigns. We generate substantially all of our revenues from online advertising services and dealer subscription services. We have a high penetration rate in the automaker market, with approximately 80% of over 80 automakers operating in China having advertised on our websites in each of 2012, 2013 and 2014. In addition, a large and rapidly growing number of dealers are purchasing our advertising services and subscription services, through which they showcase and market their inventories on our websites.

We believe our focus on user experience, innovation and high-quality content distinguishes us from our competitors and is the foundation for our long-term success. Content we provide to our users includes:

•	Professionally produced content. We have a dedicated editorial team focused on serving consumers throughout the automobile ownership life cycle. We conduct independent and professional evaluations of vehicle models from our users’ perspective, rather than relying only on information provided by automakers. In 2014, we published a daily average of over 440 articles, 1,500 photos and 20 video clips.

•	User generated content. We have the largest and most active online community of automotive consumers in China, with over 12.4 million registered users and over 1,830 user forums as of December 31, 2014, and an average of over 3.5 million daily unique visitors to our user forums in 2014.

•	Automobile library. We have one of the most comprehensive online automobile libraries in China with over 18,900 vehicle model configurations and approximately 2.8 million photos as of December 31, 2014. We believe our automobile library covers all passenger car models released in China since 2005.

•	Automobile listing information. We feature extensive and up-to-date listings of both new and used automobiles on our websites. As of December 31, 2014, we had over 3.6 million new automobile listings and approximately 2.3 million used automobile listings in our database.

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

We develop our business model and technology platforms to provide services for the complete consumer automobile ownership life cycle. We have built an online automotive media and transaction platform that captures critical stages of the sales funnel, starting from product awareness, to purchase desire initiation and sales leads generation. We are further developing our business model to include the generation of actual sales. For instance, in June 2014 we launched Autohome Mall, an online transaction platform that we believe will allow us to be a long-term transaction facilitator as we develop our transaction business. We have also been leveraging our comprehensive platform to capture additional revenue opportunities in used car sales and aftermarket services, such as automobile maintenance and replacement.

We have experienced significant revenue growth while maintaining profitability. Our net revenues increased from RMB732.5 million in 2012 to RMB1,216.5 million in 2013 and RMB2,132.9 million (US$343.8 million) in 2014, representing a CAGR of 70.6%. Our net income increased from RMB212.9 million in 2012 to RMB456.2 million in 2013 and RMB748.7 million (US$120.7 million) in 2014, representing a CAGR of 87.5%.

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

We have built an online automotive media and transaction platform that capture critical stages of the sales funnel, starting from product awareness, to purchase desire initiation and to sales leads generation. We are further developing our business model to also include the generation of actual sales. To initiate product awareness and purchase desire, we utilize our comprehensive, independent and interactive content through our websites that are accessible through PCs and mobile devices and through our mobile applications to create strong user traffic and user engagement and stickiness. As our user traffic grows, we focus on generating sales leads through engaging our users with our promotional activities, including our dealer yellow page business which consists of dealer advertising services and dealer subscription services. We also launched several promotional initiatives such as “group buy initiative” to leverage our broad user base in our online social community and convert them into higher quality leads for our dealers. Finally we aim to provide a transaction platform to facilitate automobile buyers’ purchases directly on our platform. In June 2014, we launched Autohome Mall, an online transaction platform. Autohome Mall is a one-stop platform for users to review automotive-related information, purchase coupons offered by automakers or dealers for discounts and make purchases to complete the transaction. In 2014, we conducted several marketing events on Autohome Mall, such as the “Group Buy” initiative, “Double 11” and “Double 12” online sales promotional campaigns which generated quality sales leads for our dealer customers.

In addition, we have been leveraging our comprehensive platform to capture additional revenue opportunities in connection with the remaining stages of the automobile ownership life cycle. In February 2015, we introduced a mobile application for users to purchase car care and maintenance services through the vendors qualified by us in Beijing. We developed a used automobile listing platform underlying our dedicated used car website che168.com, which targets the automobile replacement stage by allowing both used automobile dealers and individuals to list their used automobiles on our websites. We are yet to generate significant revenues from services in connection with Autohome Mall, our automotive aftermarket services platform, or used-automobile listing platform.

Our Services for Automobile Consumers

Our service offerings for users mainly include our high performance websites, our professional and user generated content, our interactive online community and our automotive aftermarket services platform.

Our Websites

Our user-centric approach has successfully attracted the largest user base of automobile consumers in China to our websites. Our users are significantly more affluent, well-educated and active than the general internet users in China. The average monthly personal income of our users was RMB9,998 as opposed to RMB2,392 for general internet users in China, according to a survey conducted by a third-party research firm in September 2013, or the User Survey. Approximately 71% of our users held post-secondary degrees and above, according to the User Survey, compared to 20% for the general internet users in China, according to the 32nd survey report issued by the CNNIC in July 2013. Approximately 97% of our users were between ages of 18 and 49, according to the User Survey. Our autohome.com.cn website targets a wide spectrum of automobile consumers with a focus on new automobiles. To capitalize on the growing used automobile market in China, we redesigned our che168.com website, which in the past had features and user base similar to our autohome.com.cn website, to focus on used automobiles. The re-designed che168.com website was launched in October 2011.

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

Our Mobile Website and Applications

Our content can be accessed on our websites through PCs and mobile devices and on our mobile applications. We have made significant efforts in recent years to optimize the mobile version of our website to display our content and develop new mobile applications to capture a greater number of users that access our services through mobile devices. For example, the numbers of average daily unique users who access our website via mobile devices amounted to 4.3 million in December 2014. We were among the earliest in our industry in China to introduce both iOS- and Android-based applications to allow users to easily access our content. As of December 31, 2014, we had nine iOS-based applications and eight Android-based applications. Our mobile applications have generated significant user interest. In 2014, our iOS- and Android-based applications were downloaded approximately 42.1 million times, and the number of average daily unique users of our mobile applications amounted to approximately 3.4 million in December 2014. Users can conveniently enjoy features available on our websites from their mobile devices, such as reading articles, checking vehicle prices and model parameters, viewing pictures, and participating in forum discussions. In addition, through our location-based services, our users are able to obtain vehicle pricing information directly from their nearby dealers in approximately 330 cities in China.

Our Content

The foundation of our websites and mobile applications is a large amount of professionally produced content, a comprehensive automobile library and extensive automobile listing and promotional information organized around our automotive information database. In addition, our automotive information database includes a significant amount of user generated content originating from our user forums.

Professionally produced content

Our professionally produced content is created by our dedicated editorial team and includes automobile-related articles and reviews, pricing trends in various local markets, and photos and video clips. This content covers topics throughout the automobile ownership life cycle, from automobile research, selection and purchase to ownership and maintenance and to eventual replacement. Our review writers obtain first-hand experiences by test-driving many newly released vehicle models provided by various automakers. Our editorial team at our Beijing headquarters and sales offices located in 72 cities throughout China work closely with automakers, dealers and other industry participants to create automobile related articles. Although automakers may provide us with sample vehicles to test drive, we review all new automobiles independently, based upon our teams’ experience and from our users’ perspective.

In 2014, we published a daily average of over 440 articles, 1,500 photos and 20 video clips. We follow well-developed guidelines in creating and publishing professional content with attention to details, such as the angles of photos, image sizes and the time between industry events and the relevant article publication. These practices enable us to streamline our editorial process and quickly and efficiently make national and local content available to our users, while ensuring that we maintain high quality standards and a consistent user experience.

Automobile library

We have one of the most comprehensive automobile libraries within our industry in China with over 18,900 vehicle model configurations and approximately 2.8 million photos as of December 31, 2014. We believe our automobile library covers all passenger car models released in China since 2005. It includes a broad range of specifications covering performance levels, dimensions, powertrains, vehicle bodies, interiors, safety, entertainment systems and other unique features, as well as manufacturers’ suggested retail prices. The scale of content in our automobile library, which we believe would require significant time, expertise and expense to replicate, makes it a valuable tool for our users in researching both new and used automobiles.

Automobile listings

Our database also includes a large amount of new and used automobile listings and promotional information. As of December 31, 2014, we had over 3.6 million new automobile listings and approximately 2.3 million used automobile listings in our database. With the comprehensive and continuously updated listing information, users can conveniently search for up-to-date information of automobile models without having to visit each individual dealer at their local showrooms.

User forums and user generated content

Our platform hosts an open and vibrant community of automobile consumers, from first-time buyers to sophisticated automobile enthusiasts. Our user community centers around our discussion forums, which are organized based on vehicle models, cities and regions, and provides users an easy and intuitive way to access various topics of interest. Registered users utilize our discussion forums to share a wide range of automotive experiences such as driving experiences and usage and maintenance tips. Users also frequently provide reviews of automobiles or automotive products and services, post questions and receive answers from fellow forum members. We continued to enhance user engagement and participation in the content generation and delivery process. For example, we expanded our user review platform by allowing users to add or modify their views and insights on a continuous basis. Approximately 44% of our users post on our website at least twice a week, according to the User Survey.

We strive to ensure the credibility, appeal and usefulness of our forums by identifying verified automobile owners and empowering selected registered users as forum moderators. Our verified automobile owners are registered users whose vehicle ownership has been confirmed through various channels. Our forum moderators are generally active registered users with significant forum post counts whom we have identified as being reputable automobile enthusiasts within our online community.

Our registered users increased by more than 4.0 million in 2014 with 156.4 million additional pieces of user generated content added to our user forums during 2014. As of December 31, 2014, we had over 12.4 million registered users and 597.1 million cumulative posts in our user forums. As our user base has grown and our user engagement and forum activity has increased, our database of user generated content has expanded, which in turn has attracted more users. Furthermore, this feedback effect on our growing user base has also enhanced the effectiveness of our advertisements and therefore the value of our advertising services, allowing us to attract more advertisers and increase revenues from existing advertisers.

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

Dealer Subscription Services

Our dealer subscription services allow dealers to market their inventory and services through our websites, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. Our dealer subscription services are delivered through our dealership information system on a fixed-fee basis, typically for a period of one year. Through the web-based interface of our dealership information system, dealers can create online showrooms hosted on our websites and upload and manage their automobile inventories, pricing and promotional information. Potential automobile purchasers can interact with our dealer subscribers online or through toll free numbers provided by us to inquire for more detailed information and schedule test drives. Our dealer subscribers can track all the interactions with their customers originating from our websites, analyze the number of sales leads and assess the effectiveness of their marketing activities.

We provide automobile consumers trend analysis services for our automaker and dealer customers that helps them analyze data in specific geographic markets such as consumer purchasing behavior characteristics and their brand strength in comparison to that of their competitors. We believe the consumer intelligence gathered from our large user base reflects the current automotive market trends in China and provides excellent market insight to our automaker and dealer customers. We continue to develop our dealer subscription services and plan to implement additional services in the future, which we believe will allow us to reach additional dealers by enabling us to offer basic and premium subscriptions at different price levels.

We also offer some basic functions of our dealer subscription services to automobile dealers for free. Registered dealers can create their online showrooms and upload inventory and pricing information on our websites. However, their listings have lower priority than those of our dealer subscribers when being displayed in response to users’ inquiries and do not have the user interaction features. We believe that these free services allow more dealers to understand and appreciate the benefits our subscription services may bring to them, which helps us convert them into dealer subscribers.

Automotive Aftermarket Services Platform

Our large and rapidly growing automotive-oriented user base has attracted an increasing number of providers of auto-related services to our websites. We have sought to capitalize on this trend to better fulfill our goal of serving users throughout the automobile ownership life cycle. In February 2015, we introduced a mobile application for users to purchase car care and maintenance services through the vendors qualified by us in Beijing. These services do not currently contribute to our total net revenues.

Used Automobile Listings

We launched our used automobile listing platform in late 2009. Our used automobile listings services allow used automobile dealers and individuals to market their automobiles for sale on our websites. Our used automobile listing database has been expanding rapidly. We had approximately 2.3 million used automobile listings in our database as of December 31, 2014.

In an effort to capitalize on the used automobile market as it matures, in October 2011, we redesigned our che168.com website as a platform dedicated to used automobiles. The redesigned website features content, listings and interactive functionality similar to our autohome.com.cn website, but focuses primarily on used automobiles. We also developed a mobile application for our used automobile services. In 2014, we continued to develop and enhance our used car sales platform and began to provide advertisement services and dealer subscription services in selected cities.

The used automobile market still remains at a nascent stage of development and the revenue generated from our used automobile listing services was not significant for the year ended December 31, 2014.

Our Advertisers and Dealer Subscribers

The vast majority of our current end-customers are automakers or new automobile dealers. In each of 2012, 2013 and 2014, approximately 80% of over 80 automakers in China, which includes independent Chinese automobile manufacturers, joint ventures between Chinese and international automobile manufacturers and international automobile manufacturers that sell their cars made outside of China, purchased online advertisements from us. Our top five advertisers, all of whom were automakers, contributed 20.0%, 15.0% and 9.8% of our total net revenues in 2012 and 2013 and 2014, respectively. No single automaker contributed more than 10% of our net revenues in 2012, 2013 and 2014. In addition, a large number of automobile dealers utilize our online advertising services to improve their brand awareness, promote their inventories and generate sales leads. We also offer automobile dealer subscription services to enable dealers to establish and maintain online showrooms of automobiles with pricing and promotional information on autohome.com.cn.

As is customary in China, we sell our advertising services and solutions primarily through third-party advertising agencies that represent the automakers and dealers. Our top ten advertising agencies accounted for 51.7%, 44.0% and 38.7% of our total net revenues in 2012, 2013 and 2014, respectively. In 2012, 2013 and 2014, our largest agency accounted for 9.0%, 6.7% and 5.9% of our total net revenues, respectively. No other agency accounted for more than 10% of our total net revenues in these years. We typically enter into individual advertising agreements with the third-party advertising agencies. Depending on the type of advertiser and content, the duration of an advertising agreement ranges from one to twelve months, with the majority being one to three months. We typically require payment be made within 90 days after the delivery of our services, but for contracts that last for three months or longer, installment payments are typically required. Our agreements with certain major advertising agencies contain a “most-favored price term” provision, through which we undertake to provide the advertising agencies with the best price we give to any other agencies or advertisers.

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

We distribute our web content to numerous network nodes close to our users by utilizing a third-party content delivery network, allowing most of our user communications to bypass internet congestion. With our technological expertise, we manage third-party and in-house content delivery networks to enhance our website responsiveness and improve user experience. As such, we believe our websites have a performance advantage over other automotive websites.

We invested heavily in mobile technologies and were among the earliest in our industry in China to introduce a mobile version of our websites and both Apple iOS- and Android-based applications to allow our users to easily access our content. We have built up a team of 83 research and development personnel as of December 31, 2014, to focus exclusively on the development of our mobile websites and applications and to explore new business models and opportunities through mobile technology. We plan to continue to leverage our mobile technology to develop more applications for Apple iOS and Android platforms focusing on convenience, real-time interaction and location based services.

We had an experienced product development team of 475 engineers as of December 31, 2014. Our past innovation has focused on helping users research, select and purchase suitable automobiles through our websites. We plan to develop additional products and services to further explore the additional business opportunities inherent in the maintenance and replacement stages of the automobile ownership cycle.

Sales and Marketing

Our nationwide in-house team of sales representatives sells our services to advertisers. As of December 31, 2014, we had 975 sales and marketing representatives operating our physical sales office network spanning 73 cities across China and visiting customers in an additional 77 satellite cities, a significant increase from December 31, 2009, when we had physical sales offices in 17 cities. We have a prudent expansion plan and we typically only open new physical sales offices in a city after we have already established a sufficient customer base in the area. In cities where we do not yet have a customer base, we provide sales coverage by telephone. Our Beijing-based telephone sales team provided sales coverage to other cities of our city channels in which we did not maintain physical offices. Our sales team also provides ongoing customer support to advertisers and dealer subscribers. In the past years, we have successfully expanded our market presence in the first- and second-tier cities in China. We plan to expand our sales and marketing efforts into third- and fourth-tier cities that we believe are under-served markets with significant opportunities for new automobile sales growth.

Our sales team is equipped with specialized automotive industry knowledge and expertise, understands our customers’ needs and is trained to help them develop their advertising strategies. Sales employees work directly with our advertisers and advertising agencies that represent advertisers. Our sales teams also maintain close relationships with our dealer customers by, among other things, providing continuing training, support and ongoing customer service for our dealer subscriptions services.

Compensation for our salespeople includes a base salary and incentives based on the sales revenues they generate. We provide regular in-house and external education and training to our sales team to help them provide current and prospective customers with information on, and the advantages of using, our services. We believe that our performance-linked compensation structure and career-oriented training help to retain and motivate our salespeople.

We believe brand recognition is important to our ability to attract users. We focus our sales and marketing efforts through search engines, navigation websites and mobile platforms to retain and strengthen our leading position in terms of user reach. For example, we cooperate with application stores and mobile browsers to promote our mobile applications and our websites. In July 2014, we entered into an arrangement with Baidu for a period of 12 months to provide automotive-related information, such as model descriptions, pricing information and other useful data for potential car buyers, to enhance the user experience of automotive-related searches on PCs using “Aladdin,” Baidu’s open platform initiative. We also conduct promotional campaigns on navigation websites from time to time.

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

We hold and (both mean “auto home” in English) and “AUTOHOME®” trademarks in China. In addition, as at December 31, 2014, we held 181 pending trademark applications and 47 registered trademarks in China. As at the same date, we had 41 registered domain names, including our main website domain names, autohome.com.cn and che168.com, and 63 pending patent applications.

Competition

We compete with China’s automotive websites, such as pcauto.com.cn and bitauto.com, automotive channels of major internet portals, such as Sina and Sohu, and traditional forms of media such as television and magazines. We compete primarily on the basis of user traffic, user engagement and brand recognition, which drive the acquisition and retention of automakers and dealers as advertisers and their spending on our advertising services. We re-designed our che168.com website in October 2011 and converted it into our dedicated used car platform. Our re-designed che168.com website faces competition from other used car websites, such as 51auto.com, taoche.com and youxinpai.com. As we develop our transaction business, we may face competition from other websites engaged in the online automobile transaction business, such as bitauto.com and tmall.com. Competition will be centered on factors similar to those affecting our current automotive advertising and dealer subscription services. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face significant competition, and if we fail to compete effectively, we may lose market share and our business, prospects and results of operations may be materially and adversely affected.”

Seasonality

Seasonal fluctuations have affected, and are likely to continue to affect, our business. We generally generate less revenue from advertising services and dealer subscription services in the first quarter of each year due to the Chinese New Year holidays and reduced customer activities during this period. Our advertising services typically increase in the second quarter as automakers increase marketing activities in connection with China’s major auto shows, and in the fourth quarter as advertisers seek to complete year-end marketing campaigns. Our cost of revenues, sales and marketing expenses and general and administrative expenses tend to follow the trend of our business growth. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to fluctuations, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.”

Legal Proceedings

From time to time, we may be subject to various claims and legal actions that arise in the ordinary course of our business. There are currently no legal proceedings that, in the opinion of our management, may have a material adverse effect on our business and results of operations.

Disclosure of Iran-related Activities under Section 13(r) of the Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Securities Exchange Act of 1934, as amended, or the Exchange Act. Section 13(r) requires an issuer to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction. Disclosure is required even where the activities, transactions or dealings are conducted outside the United States by non-U.S. affiliates in compliance with applicable law, whether or not the activities are sanctionable under U.S. law.

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates for the year ended December 31, 2014 that requires disclosure in this report under Section 13(r) of the Exchange Act, except as set forth below with respect to our affiliate, Telstra Corporation Limited, or Telstra.

Telstra has informed us that it is party to roaming, interconnection and wholesale voice agreements with the following telecommunication providers in Iran, some of which may be government-controlled entities: Mobile Company of Iran, Rafsanjan Industrial Complex Islamic Cooperative Company (also known as Taliya) and Telecommunication Infrastructure Company of Iran. These agreements provide Telstra’s customers with service in areas where Telstra does not own networks and our counterparties’ customers with service on Telstra’s networks. As Telstra’s fiscal year ends on June 30, Telstra does not normally prepare gross revenue or net profit on the basis of a year ended on December 31. However, for the year ended December 31, 2014, it is estimated that gross revenues generated by roaming, interconnection and wholesale voice agreements with Iranian entities were A$46,455 (US$37,968) and net profits were A$25,045 (US$20,469), in this connection. In addition, Telstra provides telecommunications services in the ordinary course of business to the Embassy of the Islamic Republic of Iran in Australia. Gross revenues and net profits generated by these services are estimated to be less than A$30,000 (US$24,519) for the year ended December 31, 2014.

We understand that Telstra intends to continue these activities.

The financial data in this section has been translated from Australian dollars into U.S. dollars using the noon buying rate for December 31, 2014 of AUD$1.00=US$0.8173.

PRC Regulation

This section summarizes the principal PRC laws and regulations relevant to our business and operations.

Regulations on Value-Added Telecommunications Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations, which draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” The Telecommunications Regulations were subsequently revised on July 29, 2014. Internet content provision services, or ICP services, is a subcategory of value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

On September 25, 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures. The measures were subsequently revised on January 8, 2011. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC.

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

To comply with these PRC laws and regulations, both of our ICP operators, Autohome Information and its wholly-owned subsidiary, Hongyuan Information, hold ICP licenses. Autohome Information also holds a value-added telecommunications business operation license for provision of mobile network information services.

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

On July 13, 2006, the MIIT issued the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must legally own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their valued-added telecommunication business operating licenses.

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

On February 4, 2015, the China Internet Network Information Center promulgated the Administrative Provisions on Account Names of Internet Users, or the Account Names Provisions, which became effective as of March 1, 2015. The Account Name Provisions require all users of internet information service providers to authenticate their real identity information for registration of accounts and to commit to complying with the “seven basic requirements,” including observing the laws and regulations, upholding the socialist regime, protecting state interests and, among other requirements, ensuring the authenticity of any information they provide. Relevant internet information service providers are responsible for the protection of users’ privacy, consistency of user information, such as account names, avatars, the requirements contemplated in the Account Names Provisions, making reports to the competent authorities regarding any violation of the Account Names Provisions, and taking appropriate measures to stop any such violations, such as notifying the user to make corrections within a specified time and suspending or closing accounts in the event of continuing non-compliance.

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

Regulations on Internet Privacy

In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The PRC law does not prohibit ICP operators from collecting and using personal information from their users with the users’ consent. However, the Internet Measures prohibit an ICP operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. The regulations further authorize the relevant telecommunications authorities to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. On December 29, 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, effective as of March 15, 2012. It stipulates that ICP operators may not, without a user’s consent, collect the user’s information that can be used alone or in combination with other information to identify the user and may not provide any such information to third parties without the user’s prior consent. ICP operators may only collect users’ personal information that is necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and use of such personal information. In addition, an ICP operator may only use users’ personal information for the stated purposes under the ICP operator’s scope of service. ICP operators are also required to ensure the proper security of users’ personal information, and take immediate remedial measures if users’ personal information is suspected to have been inappropriately disclosed. If the consequences of any such disclosure are expected to be serious, ICP operators must immediately report the incident to the telecommunications regulatory authority and cooperate with the authorities in their investigations.

On December 28, 2012, the Standing Committee of the National People’s Congress of the PRC issued the Decision on Strengthening the Protection of Online Information. Most requirements under this decision relevant to ICP operators are consistent with the requirements already established under the MIIT provisions discussed above, but are often stricter and broader. Under this decision, ICP operators are required to take such technical and other measures necessary to safeguard information against inappropriate disclosure. To further implement this decision and relevant rules, MIIT issued the Regulation of Protection of Telecommunication and Internet User Information on July 16, 2013, which became effective on September 1, 2013.

To comply with these laws and regulations, we require our users to accept a user terms of service whereby they agree to provide certain personal information to us, and have established information security systems to protect users’ privacy.

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the SAIC, although there is no PRC law or regulation at the national level that specifically regulates the online advertising business. Prior to November 30, 2004, in order to conduct any advertising business, an enterprise was required to hold an operating license for advertising in addition to a relevant business license. On November 30, 2004, the SAIC issued the Administrative Rules for Advertising Operation Licenses, effective as of January 1, 2005, granting a general exemption to this requirement for most enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and entities specified in other regulations). Because our subsidiaries and VIEs which engage in advertising businesses qualify for the exemption noted above, they are not required to hold an advertising operation license.

Under the Rules for Administration of Foreign Invested Advertising Enterprises, which were jointly promulgated by the SAIC and the Ministry of Commerce on August 22, 2008, certain foreign investors are permitted to hold direct equity interests in PRC advertising companies if certain conditions, as discussed below, are met. A foreign investor in a Chinese advertising company is required to have previously had direct advertising operations as its main business outside of China for two years if the Chinese advertising company is a joint venture, or three years if the Chinese advertising company is a wholly foreign-owned enterprise. Before we acquired Autohome Media (formerly known as Prbrownies Marketing Limited) in October 2013, our offshore companies had not been involved in the advertising industry outside of China for the required number of years, and therefore, we were not permitted to hold direct equity interests in PRC companies engaging in the advertising business. Therefore, we conducted our advertising business through two subsidiaries of Autohome Information, namely Autohome Advertising and Chengshi Advertising, and Shanghai Advertising and Guangzhou Advertising. In October 2013, Autohome HK acquired Autohome Media, a Hong Kong advertising and marketing company. Autohome Media has engaged in advertising business outside the PRC for more than three years, and is therefore qualified to directly invest in a PRC company providing advertising services in accordance with PRC laws. Autohome Media has established subsidiaries in Beijing, Shanghai, Guangzhou and Tianjin. We are gradually migrating our advertising business from our VIEs to Autohome Media and its subsidiaries, a transition we expect to complete in the next two to three years.

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

On December 20, 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008. Circular 56 reiterates the requirement set forth in the A/V Broadcasting Rules that online audio/video service providers must obtain an “internet audio/video program transmission license” from the SARFT. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled companies. According to relevant official answers to press questions published on the SARFT’s website dated February 3, 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. These policies have been reflected in the Application Procedure for Audio/Video Program Transmission License. Failure to obtain the internet audio/video program transmission license may subject an online audio/video service provider to various penalties, including fines of up to RMB30,000, seizure of related equipment and servers used primarily for such activities and even suspension of its online audio/video services.

To comply with these laws and regulations, Autohome Information obtained an internet audio/video program transmission license on February 9, 2010, for automotive industry information related audio/video programs posted on our autohome.com.cn website.

Regulations on Producing Audio/Video Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria, including having a minimum registered capital of RMB3.0 million. Autohome Information and Hongyuan Information hold operating licenses for the production and dissemination of radio and television programs for special topic programs, cartoons and television variety shows.

Regulations on Internet Mapping Services

According to the amended Administrative Rules of Surveying Qualification Certificates and the amended Standards for Internet Map Services issued by the National Administration of Surveying, Mapping and Geoinformation, or NASMG, in July 2014, the provision of internet mapping services by any non-surveying and mapping enterprise is subject to the approval of the NASMG and requires a surveying and mapping qualification certificate. According to these rules, certain conditions and requirements, such as the number of technical personnel and map security verification personnel, security facilities and approval from relevant provincial or national government on the service provider’s security system, qualification management and filings management, are necessary for an enterprise applying for a Surveying and Mapping Qualification Certificate. Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualification issued by the NASMG in December 2011, any entity that has not yet applied for a surveying qualification certificate for internet mapping services is prohibited from providing any internet mapping services. We have provided maps on our website for the convenience of our users to locate certain services providers. Both Autohome Information and Hongyuan Information hold the Surveying and Mapping Qualification Certificate for internet mapping.

Regulations on Online Cultural Services

On February 17, 2011, the Ministry of Culture promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which became effective on April 1, 2011 and replaced the original measures promulgated in 2003 and amended in 2004. The Internet Culture Measures require ICP operators engaged in “internet culture activities” to obtain an internet cultural operating license from the provincial administration of culture. The term “internet culture activities” includes, among other things, online dissemination of internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, publication and broadcasting of internet cultural products.

Autohome Information has hosted certain audio/video programs on its websites, and if such audio/video programs are deemed by the authorities as internet cultural products, Autohome Information may be required to obtain the internet culture operating license. However, we have consulted the local culture administration authority and have been informed that as the automotive industry information related audio/video programs we host do not contain online music, games, performances of plays or programs, works of art or cartoons, they do not fall into the scope of “internet cultural products,” therefore we are not required to obtain the internet culture operating license. Nevertheless, Autohome Information has applied and obtained an internet culture operating license in January 2013.

Regulations on Internet Publishing

The General Administration of Press and Publication and the Ministry of Industry and Information Technology jointly issued the Interim Provisions for the Administration of Internet Publishing, or the Internet Publishing Regulations, which became effective on August 1, 2002. The Internet Publishing Regulations authorize the General Administration of Press and Publication, or GAPP, to grant approval to all entities that engage in internet publishing. Pursuant to the Internet Publishing Regulations, the term “internet publishing” shall mean the act of online dissemination of articles, whereby the internet information service providers select, edit and process works created by themselves or others and subsequently post such works on the internet or transmit such works to the users’ end via the internet for the public to browse, read, use or download. If we release articles or information that may be deemed by authorities as internet publications, we may be required to obtain the internet publishing license.

Based on a consultation we had with the local press and publication administration authority, we believe we are not required to obtain the internet publishing license as the activities we engage in on our websites do not constitute “internet publishing activities,” as such term is used in the Internet Publishing Regulation. We are also not aware of companies with an operation similar to us have obtained or been required to obtain the internet publishing license. As a result, both Autohome Information and Hongyuan Information have not applied for such internet publishing approval. However, in the event that our activities are deemed to be “internet publishing,” we may be required to obtain approval from GAPP. If we are deemed to be in breach of relevant internet publishing regulations, the PRC regulatory authorities may seize the related equipment and servers used primarily for such activities and confiscate any revenues generated from such activities. In addition, relevant PRC authorities may also impose a fine of five to ten times of any revenues exceeding RMB10,000 or a fine of not more than RMB50,000 if such related revenues are below RMB10,000.

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

Regulations on E-commerce

China’s e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry. In January 2014, the SAIC promulgated the Administrative Measures for Online Trading, which strengthens the protection of consumers and impose stringent requirements and obligations on online business operators and third-party online marketplace operators. Online business operators and third-party online marketplace operators are prohibited from collecting any information on consumers and business operators or disclosing, selling or providing any such information to any third party, or sending commercial electronic messages to consumers without their consent. Fictitious transactions, deletion of adverse comments and technical attacks on competitors’ websites are prohibited as well. In addition, third-party online marketplace operators are required to examine and verify the identifications of the online business operators and set up and retain relevant records for at least two years. Moreover, any third-party online marketplace operator that simultaneously engages in online trading for products and services should clearly distinguish itself from other online business operators on the marketplace platform. We are subject to these measures as a result of our online platform services.

Foreign ownership of e-commerce and related businesses, including online retail businesses, is subject to restrictions under current PRC laws and regulations, except for foreign investors in the China (Shanghai) Pilot Free Trade Zone. Foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record, except for foreign investors in China (Shanghai) Pilot Free Trade Zone, subject to certain conditions. The National Development and Reform Commission and the Ministry of Commerce jointly issued the Catalogue for the Guidance of Foreign Investment Industries in March 2015, or the Catalogue, which further relaxes market access through regulatory reforms such as allowing foreign investors to have complete ownership of equity interests in e-commerce businesses. The Catalogue will take effect on April 10, 2015.

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

Patent. The National People’s Congress adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of inventions, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. We had 63 pending patent applications as of December 31, 2014.

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

To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Internet Copyright on April 29, 2005. This measure became effective on May 30, 2005.

On October 27, 2000, the MIIT issued the Administrative Measures on Software Products, or the Software Measures, to strengthen the regulation of software products and to encourage the development of the PRC software industry. On March 5, 2009, the MIIT issued amended Software Measures, which became effective on April 10, 2009. The Software Measures provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the competent local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, as amended in 2013, the National Copyright Administration of the PRC issued Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

In compliance with, and in order to take advantage of, the above rules, we have registered 77 computer software copyrights as of December 31, 2014.

On May 18, 2006, the State Council promulgated the Protection of the Right of Communication through Information Networks, which became effective on July 1, 2006, as amended in 2013. Under this regulation, with respect to any information storage space, search or link services provided by an internet service provider, if the legitimate rights owner believes that the works, performance or audio or video recordings pertaining to that service infringe his or her rights of communication, the rights owner may give the internet service provider a written notice containing the relevant information along with preliminary documents supporting that an infringement has occurred, and requesting that the internet service provider delete, or disconnect the links to, such works or recordings. The rights owner will be responsible for the truthfulness of the content of the notice. Upon receipt of the notice, the internet service provider must delete or disconnect the links to the infringing content immediately and forward the notice to the user that provided the infringing works or recordings. If the user believes that the subject works or recordings have not infringed others’ rights, the user may submit to the internet service provider a written explanation with preliminary documents supporting non-infringement, and a request for the restoration of the deleted works or recordings. The internet service provider should then immediately restore the deleted or disconnected content and forward the user’s written statement to the rights owner.

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

Trademark. The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001 and 2013, protects registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years for registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. We hold and (“auto home” in English) and “AUTOHOME®” trademarks in China with each registered under different categories.

Domain Names. In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration, as amended in June 2009 and May 2012, that set forth detailed rules for registration of domain names. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In 2002, the CNNIC issued the Measures on Domain Name Dispute Resolution, as amended in February 2006 and 2012, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered a number of domain names, including autohome.com.cn, autohome.com and che168.com.

Regulations on Tax

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—PRC” and “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

Regulations on Foreign Exchange

Foreign exchange activities in China are primarily governed by the following regulations:

•	Foreign Currency Administration Rules (2008), or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB will be convertible for current account items, including the distribution of dividends, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of, or registration with, SAFE or its local counterpart. Capital investments by PRC entities outside of China, after obtaining the required approvals of, or making filings with, the relevant approval authorities, such as the Ministry of Commerce and the National Development and Reform Commission or their local counterparts, are also required to register with SAFE or its local counterpart.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from or being registered with SAFE or its local counterpart.

In utilizing the proceeds we received from our equity offerings, as an offshore holding company with PRC subsidiaries, we may (a) make additional capital contributions to our PRC subsidiaries, (b) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (c) make loans to our PRC subsidiaries or VIEs or (d) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries, whether existing or newly established, must be approved by the Ministry of Commerce or its local counterparts;

•	loans by us to our PRC subsidiaries, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches; and

•	loans by us to our VIEs, which are domestic PRC entities, must be approved by the National Development and Reform Commission (in the case of middle or long term loans) or be within the limits approved by SAFE (in the case of short term loans), and must also be registered with SAFE or its local branches.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. Pursuant to SAFE Circular 142, RMB resulting from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority and cannot be used for domestic equity investment, unless it is otherwise approved. In addition, the SAFE strengthened its oversight of the flow and use of RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without the SAFE’s approval, and such RMB capital may not be used to repay RMB loans if such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary fines or penalties. On July 15, 2014, SAFE issued SAFE Circular 36 which launches the pilot reform of administration regarding conversion of foreign currency registered capitals of foreign-invested enterprises in 16 pilot areas. According to SAFE Circular 36, an ordinary foreign-invested enterprise in the pilot area is permitted to use RMB converted from its foreign currency registered capital to make equity investments in the PRC, subject to certain registration and settlement procedures as set forth in SAFE Circular 36. As this circular is relatively new, there remains uncertainty as to the interpretation and application of this circular and any other future foreign exchange related rules. We expect that if we convert the net proceeds from our equity offerings into RMB pursuant to SAFE Circular 142, our use of RMB funds will be within the approved business scope of our PRC subsidiaries. However, we may not be able to use such RMB funds to make equity investments in the PRC through our PRC subsidiaries. There are no costs associated with applying for registration or approval of loans or capital contributions with or from relevant PRC governmental authorities, other than nominal processing charges. Under PRC laws and regulations, the PRC governmental authorities are required to process such approvals or registrations or deny our application within a prescribed time period, which is usually less than 90 days. The actual time taken, however, may be longer due to administrative delays. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we received from our equity offerings for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds from our equity offerings and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our equity offerings to make loans to our PRC subsidiaries and VIEs or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned enterprises include:

•	the Companies Law (2005, as amended in 2013);

•	the Wholly Foreign-Owned Enterprise Law (2000); and

•	the Wholly Foreign-Owned Enterprise Law Implementing Rules (2001).

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

Regulations on Offshore Investment by PRC Residents

On July 4, 2014, the SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular No. 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular No. 75) promulgated by the SAFE on October 21, 2005.

SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Currently, all of our shareholders who are PRC residents have registered with the competent local branch of the SAFE with respect to their investments in our company as required by SAFE Circular No. 75 and will update their registration filings with the SAFE under SAFE Circular No. 37 when there are any changes that should be registered under SAFE Circular No. 37.

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

According to the Stock Option Notice, if a PRC resident individual participates in any employee stock incentive plan of an overseas listed company, a PRC domestic qualified agent appointed through the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such individual, an application with SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or share option exercises. With the approval from SAFE or its local counterpart, the PRC domestic qualified agent shall open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of shares, any dividends issued on the stock and any other income or expenditures approved by SAFE or its local counterpart.

Under the Foreign Currency Administration Rules, as amended, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, the implementing rules in respect of depositing the foreign exchange proceeds abroad have not been issued by SAFE. The foreign exchange proceeds from the sales of shares can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If share options are exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to special foreign exchange accounts.

Many issues with respect to the Stock Option Notice require further interpretation. We and our PRC employees who participate in an employee stock incentive plan are subject to the Stock Option Notice as we are an overseas listed company. We have registered with the local counterparts of SAFE for our PRC resident employees who participate in our share incentive plans, as required under the Stock Option Notice and relevant rules. If we or our PRC employees fail to comply with the Stock Option Notice, we and our PRC employees may face sanctions imposed by the PRC foreign exchange authority or any other PRC government authorities, including restriction on foreign currency conversions and additional capital contribution to our PRC subsidiaries.

In addition, the SAT has issued circulars concerning employee share options. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options with relevant tax authorities and withhold the individual income taxes of employees who exercise their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Regulation on Employment

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

Regulations on Concentration in Merger and Acquisition Transactions

The M&A Rules established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered.

Complying with these requirements could affect our ability to expand our business or maintain our market share. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Certain regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.”

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and VIEs, as of the date of this annual report:

Autohome Inc.
(Cayman Islands)
100%
Cheerbright International Holdings Limited
(Cheerbright)
(British Virgin Islands)
100%
Autohome (Hong Kong) Limited
(Autohome HK)
(Hong Kong)
100%
100%
Autohome Media Limited
(Autohome Media)
(Hong Kong)
Outside the PRC
Inside the PRC
100%
Autohome Shanghai Advertising Co., Ltd.
100%
Beijing Prbrownies Software Co., Ltd.
100%
Beijing Autohome Advertising Co., Ltd.
100%
Beijing Autohome Technologies Co., Ltd.
100%
Tianjin Autohome Technologies Co., Ltd.
100%
Guangzhou Autohome Advertising Co., Ltd.
Three Individuals(1)
Beijing Cheerbright Technologies Co., Ltd.
(Autohome WFOE)
100%
Autohome (Tianjin)
Automobile Sales Co., Ltd.
100%
100%
100%
Guangzhou You Che You Jia
Advertising Co., Ltd.
(Guangzhou Advertising)
Shanghai You Che You Jia
Advertising Co., Ltd.
(Shanghai Advertising)
Beijing Autohome Information
Technology Co., Ltd.
(Autohome Information)
100%
Beijing Shengtuo Hongyuan
Information Technology Co., Ltd.
(Hongyuan Information)
100%
Beijing Shengtuo Chengshi
Advertising Co., Ltd.
(Chengshi Advertising)
100%
Beijing Shengtuo Autohome
Advertising Co., Ltd.
(Autohome Advertising)
Equity interest
Contractual arrangements under exclusive technology consulting and service agreements, loan agreements, equity agreements, equity interest pledge agreements and powers of attorney

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

Our corporate headquarters is located in Beijing, China, where we lease office space with an area of approximately 12,354 square meters. We generally make rental payments on a monthly basis. In addition, as of December 31, 2014, we also lease office space in 72 cities for our representative offices, including regional operation centers in Shanghai, Guangzhou and Tianjin in China. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

Overview

We are the leading online destination for automobile consumers in China. Through our two websites, autohome.com.cn and che168.com, and our mobile applications, we deliver comprehensive, independent and interactive content to automobile buyers and owners. We generate revenues from online advertising services and dealer subscription services. Our advertisers consist primarily of automakers and automobile dealers, with automakers contributing a substantial majority of our total revenues. In each of 2012, 2013 and 2014, we provided advertising services to approximately 80% of over 80 automakers operating in China. We also provided dealer subscription services to 5,052, 10,617 and 17,779 dealer subscribers in 2012, 2013 and 2014, respectively.

Our net revenues increased from RMB732.5 million in 2012 to RMB1,216.5 million in 2013 and RMB2,132.9 million (US$343.8 million) in 2014, representing a CAGR of 70.6%. Our net income increased from RMB212.9 million in 2012 to RMB456.2 million in 2013 and RMB748.7 million (US$120.7 million) in 2014, representing a CAGR of 87.5%.

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

Net Revenues

We generate our net revenues from selling online advertising services and dealer subscription services. We sell our advertising services primarily to automakers and automobile dealers, with automakers contributing a substantial majority of our advertising services revenues. As is customary in China, we sell our advertising services primarily through third-party advertising agencies while we consider automakers and dealer advertisers to be our end-customers. Consistent with common practice in the advertising industry in China, we offer incentives to advertising agencies. We also provide cash incentives to automakers and dealers who participate in various incentive programs on our online transaction platform. Our net revenues are presented net of rebates to advertising agencies and cash incentives to automakers and dealers. We sell our dealer subscription services to automobile dealers on a fixed-fee subscription basis.

The following table sets forth the principal components of our net revenues in absolute amounts and as percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues:
Advertising services	592,622	80.9%	894,937	73.6%	1,499,516	241,678	70.3%
Dealer subscription services	139,898	19.1	321,611	26.4	633,433	102,091	29.7

Total net revenues	732,520	100.0%	1,216,548	100.0%	2,132,949	343,769	100.0%

Advertising Services Revenues

We generate advertising services revenues primarily from automakers. In each of 2012, 2013 and 2014, approximately 80% of over 80 automakers operating in China purchased advertising services from us. As a result of our high penetration in the automaker market, we believe that our future automaker advertising services revenue growth will be driven primarily by automakers’ increased advertising spending on our websites as they continue to shift advertising budgets from traditional media to online media.

Increased spending will be driven primarily by a combination of (i) our ability to increase advertising volume, either due to the availability of additional advertising locations as we expand our service offerings or due to higher sell-through rates, which is calculated as the percentage of advertising locations actually sold over total advertising locations available for sale in a given period, and (ii) our ability to increase our pricing, as measured by price per location per day, as our user reach continues to expand, thereby enhancing the effectiveness of the services we offer. As is customary in China’s online advertising market, we use a “cost per time” pricing model to price our online advertising services by charging our advertisers on a daily basis for an advertisement placed in a given location on our websites. We expect that this cost-per-time model will continue to be our primary pricing model in the near future. However, as we continue to grow our user base and enhance user engagement, we intend to explore “cost per thousand-impressions,” “cost per lead” and other performance-based pricing models.

We also sell advertising services to automobile dealers. Our automobile dealer customers receive reimbursements for a majority of their marketing and advertising expenses from their automakers. Therefore, while automobile dealers are our end-customers for dealer advertising services, their advertising decisions are increasingly influenced by automakers. Revenues from dealer advertisers accounted for 18.1%, 21.3% and 29.4% of our advertising services revenues in 2012, 2013 and 2014, respectively. We believe that our dealer advertising services revenues will continue to grow in absolute amounts and as a percentage of our advertising services revenues in the near future, driven mainly by (i) the increase in the advertising budgets that automakers allocate to their dealers, and (ii) our ability to increase our “share of wallet” relative to other online media as we continue to expand into new geographical markets and penetrate deeper into existing markets to increase our customer base of auto dealers.

Dealer Subscription Services

We generate dealer subscription services revenues through the sale of various subscription services packages at different prices, which enable dealers to market their vehicle inventories on our websites. All of our dealer subscription services are sold on a quarterly or annual fixed-fee basis.

We offer basic automobile listing services free of charge to all of our registered dealers. We had 24,562 registered dealers as of December 31, 2014, compared with 23,897 and 18,609 registered dealers as of December 31, 2013 and 2012, respectively. Our dealer subscribers are registered dealers that have purchased subscription packages. We provide our dealer subscribers with additional tools and features to enable them to more effectively market their inventories on our websites. Our dealer subscribers grew from 5,052 in 2012 to 10,617 in 2013 and 17,779 in 2014. Our dealer subscription services revenues accounted for 19.1%, 26.4% and 29.7% of our net revenues in 2012, 2013 and 2014, respectively. We believe that our dealer subscription services revenues will continue to grow in absolute amounts and as a percentage of our net revenues in the near future, driven by our ability to increase the number of registered dealers, as well as our ability to subsequently convert registered dealers into dealer subscribers and command higher fees for different subscription packages.

Cost of Revenues

Cost of revenues refers primarily to (i) content-related costs, (ii) depreciation and amortization expenses, (iii) bandwidth and internet data center (“IDC”) costs, and (iv) value-added tax, business tax and surcharges. The following table sets forth the principal components of our cost of revenues in absolute amounts and as a percentage of our total net revenues for the years indicated:

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Content-related costs(1)	62,871	8.6%	95,987	7.9%	127,929	20,618	6.0%
Depreciation and amortization expenses	21,978	3.0	26,439	2.2	31,703	5,110	1.5
Bandwidth and IDC costs	15,045	2.0	21,047	1.7	30,713	4,950	1.4
Value-added tax, business tax and surcharges	78,346	10.7	108,763	8.9	191,153	30,808	9.0

Total cost of revenues	178,240	24.3%	252,236	20.7%	381,498	61,486	17.9%

(1)	Including share-based compensation expenses of RMB6.6 million for 2012, RMB6.5 million for 2013 and RMB8.0 million (US$1.3 million) for 2014, respectively.

Content-related Costs. Content-related costs are costs directly related to creating and editing the professionally produced content and organizing and maintaining user generated content on our websites. This mainly includes salaries and benefits, toll free telephone charges, travel and office expenses of our editorial personnel, expenses we incur in the execution of the offline portion of our advertisers’ online promotions and expenses we pay to third parties for creating and publishing certain rich media content displayed on our websites. We expect our content-related costs will continue to increase primarily due to our business growth. In addition, as a result of our adoption of the 2011 Plan and the 2013 Plan, our content-related expenses in subsequent periods include share-based compensation expenses related to our editorial personnel.

Depreciation and Amortization Expenses. A substantial majority of our depreciation and amortization expenses relate to amortization expenses for the amortization of intangibles including trademarks, customer relationships and websites that we acquired in connection with the acquisitions of Cheerbright, China Topside and Norstar in June 2008, shortly after the inception of our company. Depreciation expenses are related to servers and other equipment that are directly related to our revenue generating business activities. We expect our amortization expenses will decrease after the end of the estimated useful lives of certain intangible assets, while depreciation expenses will increase as we continue to invest in our business.

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

Value-Added Tax, or VAT, Business Tax and Surcharges. We have been subjected to business tax, surcharges or cultural construction fees levied on our gross revenue. The business tax rate was 5% in 2012. As a result of the VAT Pilot Program introduced by the Ministry of Finance and the SAT, Shanghai Advertising and Guangzhou Advertising were required to pay VAT instead of business tax starting January 1, 2012 and November 1, 2012, respectively. PRC subsidiaries and our VIEs in Beijing were required to pay VAT instead of business tax starting September 1, 2012. Since August 2013, this pilot program has been expanded to other areas in China. Following these changes, the service fees received by Autohome WFOE from our VIEs are no longer subject to business tax and the VAT incurred by Autohome WFOE based on the services it provided to our VIEs can be deducted from the VAT payables of our VIEs. The VAT rate for all these entities was 6% in 2013 and 2014. In addition, revenues from our dealer subscription services are not subject to the cultural construction fee and they, as a percentage of our total net revenues, increased in 2013 and 2014. Also, since November 2014, Beijing Prbrownies Software Co., Ltd. was entitled to a 14% VAT refund on the total VAT payable at the rate of 17% after the registration of its software resolutions with the relevant authority. As a result of the above, our overall VAT, business tax and surcharges as a percentage of our total net revenues decreased from 10.7% in 2012 to 8.9% in 2013 and remained stable at 9.0% in 2014.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and product development expenses. The following table sets forth our operating expenses for our continuing operations in absolute amounts and as percentages of our total net revenues for the years indicated:

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses:
Sales and marketing expenses(1)	129,796	17.7%	245,228	20.2%	559,070	90,106	26.2%
General and administrative expenses(2)	83,153	11.4	82,529	6.8	129,751	20,912	6.1
Product development expenses(3)	42,865	5.9	81,651	6.7	158,395	25,529	7.4

Total operating expenses	255,814	35.0%	409,408	33.7%	847,216	136,547	39.7%

(1)	Including share-based compensation expenses of RMB4.2 million for 2012, RMB4.4 million for 2013 and RMB14.6 million (US$2.4 million) for 2014, respectively.
(2)	Including share-based compensation expenses of RMB15.7 million for 2012, RMB11.7 million for 2013 and RMB20.6 million (US$3.3 million) for 2014, respectively.
(3)	Including share-based compensation expenses of RMB2.7 million for 2012, RMB3.0 million for 2013 and RMB13.4 million (US$2.2 million) for 2014, respectively.

Sales and Marketing Expenses. Our sales and marketing expenses primarily consist of the marketing expenses incurred in connection with promoting our brands through search engines, mobile platforms and navigation sites, sales promotion activities and salaries and benefits and sales commissions for our sales and marketing personnel. Our sales and marketing expenses also include office and travel-related expenses and business development expenses associated with our sales and marketing activities. We expect that our sales and marketing expenses will continue to increase as we increase traffic on our websites and mobile applications, enlarge our sales force to expand our coverage and develop our transaction business initiatives to realize our value as a transaction platform.

General and Administrative Expenses. Our general and administrative expenses primarily consist of personnel-related expenses for management and administrative personnel. In addition, we incurred a significant amount of third-party professional services fees as we engaged auditors and legal counsel in connection with our equity offerings. Our general and administrative expenses decreased from 2012 to 2013 because of a one-off cost associated with the Company’s postponement of its initial public offering in the fourth quarter of 2012, and was partially offset by an increase in salaries and benefits in 2013. We expect that our general and administrative expenses will increase in the future as we expand our business.

Product Development Expenses. Our product development expenses primarily consist of personnel-related expenses associated with the development of new technologies and products as well as enhancement of our websites. We expect that our product development expenses will increase as we expand our business, develop new features and functionalities and increase the accessibility of our websites, mobile applications and the transaction platform.

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

Hong Kong

Autohome HK and Autohome Media are incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. For 2012, 2013 and 2014, we did not make any provisions for Hong Kong profit tax as Autohome HK and Autohome Media had no assessable profits derived from or earned in Hong Kong during those years. Under the Hong Kong tax law, Autohome HK and Autohome Media are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

In 2010, Autohome WFOE was recognized as an HNTE, effective 2010 and was eligible for a 15% preferential enterprise income tax rate effective from 2010 through 2012. The HNTE qualification is subject to an annual evaluation and a three-year review by the relevant authorities in China. We have obtained renewal of the HNTE qualification through 2015. However, should we lose this qualification for any reason, Autohome WFOE will no longer enjoy the 15% preferential tax rate, and the applicable enterprise income tax rate may increase to up to 25%.

Our remaining PRC subsidiaries and all the VIEs were subject to EIT at a rate of 25% for 2012, 2013 and 2014.

Under the PRC Enterprise Income Tax Law, an enterprise established outside of the PRC with “de facto management bodies” located within the PRC is considered a PRC resident enterprise and therefore will be subject to a 25% EIT on its global income. The implementation rules define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” In addition, according to the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies issued by State Administration of Taxation, or SAT Circular 82, on April 22, 2009, a Chinese-controlled enterprise established outside of China is treated as a PRC resident enterprise with “de facto management bodies” located in the PRC for tax purposes where all of the following requirements are satisfied: (a) the senior management and core management departments in charge of its daily production or business operations are located in the PRC; (b) its financial and human resource decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s board members with voting rights or senior management habitually reside in the PRC. Despite the uncertainties resulting from limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises under the PRC Enterprise Income Tax Law. However, if we are considered a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Further, the PRC Enterprise Income Tax Law and the implementation rules provide that an income tax rate of 10% may be applicable to China-sourced income of foreign enterprises, such as dividends paid by PRC subsidiaries to their overseas parent that is not a PRC resident enterprise, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, unless there are applicable treaties that reduce such rate. The implementation rules of the new PRC Enterprise Income Tax Law provide that (a) if the enterprise that distributes dividends is domiciled in the PRC, or (b) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the PRC Enterprise Income Tax Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at the rate of 10%, subject to reduction by an applicable treaty. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries, dividends distributed to our non-PRC shareholders and ADS holders, and gains recognized by such shareholders or ADS holders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

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

Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (a) our selection of critical accounting policies, (b) the judgment and other uncertainties affecting the application of such policies and (c) the sensitivity of reported results to changes in conditions and assumptions. For further information on our significant accounting policies, see Note 2 to our consolidated financial statements for 2012, 2013 and 2014. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. We believe the following critical accounting policies are the most significant to the presentation of our financial statements and some of which may require the most difficult, subjective and complex judgments. They should be read in conjunction with our consolidated financial statements, the risks and uncertainties described under “Item 3. Key Information—D. Risk Factors” and other disclosures included in this annual report.

Revenue Recognition

We derive revenues primarily from online advertising services and dealer subscription services. Revenues are recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the related fee is reasonably assured based on the guidance in the Accounting Standards Codification or ASC 605, Revenue Recognition.

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

In determining our best estimated selling price for each deliverable, we consider our overall pricing model and objectives, as well as market or competitive conditions that may impact the price at which we would transact if the deliverable were sold regularly on a standalone basis. We monitor the conditions that affect our determination of the selling price for each deliverable and reassess such estimates periodically. Revenues are recognized ratably when the advertisements are published over the stated display period in the case of websites or when the services have been rendered in the case of promotional activities. The amount recognized is limited to the amount that is not contingent upon the delivery of additional deliverables or meeting other specified performance conditions.

Dealer subscription services

We provide subscription services to automakers, dealers and agency companies. Throughout the subscription period, the dealers can publish information such as the pricing of their products, locations and addresses and other related information on our website. Revenues are recognized ratably as services are provided over the subscription period.

Rebates and cash incentives provided to customers

We provide rebates to agency companies based on cumulative annual advertising and service volume or surrounding occasional activities. We estimate our obligations under such agreements based on an evaluation of the likelihood of the agency companies’ achievement of the advertising and service volume targets, giving consideration to the actual activity during the incentive period and, as appropriate, evaluation of the agency companies’ purchase trends and history. We also provide cash incentives to automakers and dealers who participated in various incentive programs on our online transaction platform. The cash incentives are accounted for as a reduction of revenue in accordance with ASC 605-50, Revenue Recognition: Customer Payments and Incentives. Estimated rebates and cash incentives are recorded as a reduction of revenues in the period revenues are recognized in our consolidated financial statements. We have estimated and recorded rebates and cash incentives to agency companies, dealers and automakers cumulatively amounting to RMB153.4 million, RMB231.1 million and RMB395.2 million (US$63.7 million) for 2012, 2013 and 2014, respectively.

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

Fair Value of Financial Instruments

Our financial instruments are primarily comprised of cash and cash equivalents, restricted cash, term deposits, accounts receivable, other current assets, short-term debt, accrued expenses and other payables, payable for repurchase of common stock and due to related parties. The carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments.

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

Goodwill

Our goodwill as of December 31, 2013 and 2014 were related to the acquisition of Cheerbright, China Topside, and Norstar, representing the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually, or more frequently if there are indicators of impairment present.

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

Management has determined that we represent the lowest level within the entity at which goodwill is monitored for internal management purposes. Management evaluated the recoverability of goodwill by performing a qualitative assessment before using a two-step impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more-likely-than-not that the fair value of the reporting unit is in excess of its carrying amount. Therefore, management concluded that it was not necessary to proceed to the two-step goodwill impairment test. No impairment loss was recorded for any of the years presented.

If we reorganize our reporting structure in a manner that changes the composition of one or more of our reporting units, goodwill will be reassigned based on the relative fair value of each of the affected reporting units.

Share-based Compensation

We account for share-based awards granted to employees under ASC 718, Compensation—Stock Compensation, which requires that share-based awards granted to employees be measured based on the grant date fair value and recognized as compensation expense over the requisite service period (which is generally the vesting period) in the consolidated statements of comprehensive income. We have elected to recognize compensation expense using the straight-line method for all share-based awards granted with service conditions that have a graded vesting schedule. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates.

Forfeiture rates are estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. To the extent we revise these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. We, with the assistance of an independent third-party valuation firm, determined the fair value of the stock options granted to employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees. Subsequent to our initial public offering, fair value of the ordinary shares will be the price of our publicly traded shares.

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

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) December 31, 2018; (c) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in nonconvertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above that we have not previously opted out of irrevocably.

Results of Operations

The following table presents our historical results of operations in absolute amounts and as a percentage of our total net revenues for the years indicated.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues
Advertising services	592,622	80.9%	894,937	73.6%	1,499,516	241,678	70.3%
Dealer subscription services	139,898	19.1	321,611	26.4	633,433	102,091	29.7

Total net revenues	732,520	100.0	1,216,548	100.0	2,132,949	343,769	100.0
Cost of revenues(1)	(178,240)	(24.3)	(252,236)	(20.7)	(381,498)	(61,486)	(17.9)

Gross Profit	554,280	75.7	964,312	79.3	1,751,451	282,283	82.1
Operating expenses
Sales and marketing expenses(1)	(129,796)	(17.7)	(245,228)	(20.2)	(559,070)	(90,106)	(26.2)
General and administrative expenses(1)	(83,153)	(11.4)	(82,529)	(6.8)	(129,751)	(20,912)	(6.1)
Product development expenses(1)	(42,865)	(5.9)	(81,651)	(6.7)	(158,395)	(25,529)	(7.4)

Operating profit	298,466	40.7	554,904	45.6	904,235	145,736	42.4
Interest income	5,093	0.8	11,082	0.9	34,682	5,590	1.6
Interest expense	—	—	(414)	(0.0)	—	—	—
Other income, net	310	0.0	2,884	0.2	2,544	410	0.1

Income before income taxes	303,869	41.5	568,456	46.7	941,461	151,736	44.1
Income tax expense	(90,988)	(12.4)	(112,294)	(9.2)	(192,781)	(31,071)	(9.0)

Net income	212,881	29.1%	456,162	37.5%	748,680	120,665	35.1%

(1)	Including share-based compensation expenses as follows:

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of Share-Based Compensation Expenses
Cost of revenues	6,553	0.9%	6,534	0.5%	8,048	1,298	0.4%
Sales and marketing expenses	4,177	0.6	4,375	0.4	14,644	2,360	0.7
General and administrative expenses	15,734	2.1	11,738	1.0	20,557	3,313	1.0
Product development expenses	2,678	0.4	2,961	0.2	13,417	2,162	0.6

Total share-based compensation expenses	29,142	4.0%	25,608	2.1%	56,666	9,133	2.7%

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Revenues. Our net revenues increased by 75.3% from RMB1,216.5 million in 2013 to RMB2,132.9 million (US$343.8 million) in 2014. This increase was due to increases in both our advertising services revenues and our dealer subscription services revenues.

Advertising services. Our advertising services revenues increased by 67.6% from RMB894.9 million in 2013 to RMB1,499.5 million (US$241.7 million) in 2014. This increase was due to our increased revenues from both automaker advertisers and dealer advertisers. Revenues from our automaker advertisers and dealer advertisers accounted for 70.6% and 29.4%, respectively, of our total advertising services revenues in 2014. Revenues from our automaker advertisers and dealer advertisers accounted for 78.7% and 21.3%, respectively, of our total advertising services revenues in 2013.

The increase in revenues from our automaker advertisers was attributable to an increase in average revenues per automaker advertiser, as automakers continued to allocate more of their advertising budget to Autohome’s online advertising channels. The increase in dealer advertising services revenues was mainly due to an increase in the volume of advertising purchased by dealer advertisers as a result of our expansion into new geographic markets and deeper penetration into existing markets, as well as an increase in the rates for our dealer advertising services.

Dealer subscription services. Dealer subscription services revenues increased by 97.0% from RMB321.6 million in 2013 to RMB633.4 million (US$102.1 million) in 2014. The increase in dealer subscription services revenues was mainly due to (i) an increase in the number of paying subscribers, which in turn was a result of our expansion into new geographic markets and deeper penetration into existing markets and (ii) an increase in average revenue per paying subscriber as dealers continue to allocate a greater portion of their budget to subscribe to our services and an increase in the rates for our dealer subscription services. We sold dealer subscription services to 17,779 dealers in 2014, compared with 10,617 dealers in 2013.

Cost of Revenues. Our cost of revenues increased by 51.2% from RMB252.2 million in 2013 to RMB381.5 million (US$61.5 million) in 2014, primarily due to increases in VAT, business tax and surcharges, content-related costs, bandwidth and IDC costs and depreciation.

Content-related Costs. Our content-related costs increased by 33.3% from RMB96.0 million in 2013 to RMB127.9 million (US$20.6 million) in 2014, primarily due to an increase in salaries and benefits of our editorial personnel and an increase in toll free telephone charges due to the increase of sales leads generated for dealer subscribers. Our content-related costs included share-based compensation expenses, which increased from RMB6.5 million in 2013 to RMB8.0 million (US$1.3 million) in 2014.

Depreciation and Amortization Expenses. Our depreciation and amortization expenses increased by 19.9% from RMB26.4 million in 2013 to RMB31.7 million (US$5.1 million) in 2014, primarily due to an increase in depreciation expenses related to servers that were mainly purchased in 2014, partially offset by a decrease in amortization of acquired intangible assets, including customer relationships, domain names and licensing agreement.

Bandwidth and IDC Costs. Our bandwidth and IDC costs increased by 45.9% from RMB21.0 million in 2013 to RMB30.7 million (US$5.0 million) in 2014, primarily due to increased bandwidth and IDC requirements to fulfill the growth of our user traffic and improve our users’ experience.

VAT, Business Tax and Surcharges. We are subject to VAT, business tax and surcharges on external services as well as services provided by our PRC subsidiaries to our VIEs. VAT, business taxes and related surcharges increased by 75.8% from RMB108.8 million for 2013 to RMB191.2 million (US$30.8 million) for 2014, as a result of increased revenues.

Operating Expenses. Our operating expenses increased by 106.9% from RMB409.4 million in 2013 to RMB847.2 million (US$136.5 million) in 2014, primarily due to increases in sales and marketing expenses, general and administrative expenses and product development expenses. As a percentage of net revenues, operating expenses increased from 33.7% in 2013 to 39.7% in 2014.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 128.0% from RMB245.2 million in 2013 to RMB559.1 million (US$90.1 million) in 2014. This increase was primarily due to (i) an increase in marketing expenses in connection with the promotion of our brands through search engines, mobile platforms and navigation sites, including the cooperation with Baidu for enhanced auto-related content search results on PCs powered by “Aladdin,” and the cooperation with application stores and mobile browsers to promote our mobile applications and websites, and (ii) an increase in salaries and benefits, resulting from our increased sales and marketing headcount and the hiring of senior personnel to oversee our sales and marketing activities as well as more experienced sales persons to provide better service and support to our important customers. As a percentage of net revenues, sales and marketing expenses increased from 20.2% in 2013 to 26.2% in 2014. Our sales and marketing expenses in 2014 included share-based compensation expenses of RMB14.6 million (US$2.4 million), compared to RMB4.4 million in 2013.

General and Administrative Expenses. Our general and administrative expenses increased by 57.2% from RMB82.5 million in 2013 to RMB129.8 million (US$20.9 million) in 2014. This increase was primarily attributable to an increase in salaries and benefits, professional service fees and office expenses. As a percentage of net revenues, general and administrative expenses decreased from 6.8% in 2013 to 6.1% in 2014. Our general and administrative expenses for 2014 included share-based compensation expenses of RMB20.6 million (US$3.3 million), compared to RMB11.7 million in 2013.

Product Development Expenses. Our product development expenses increased by 94.0% from RMB81.7 million in 2013 to RMB158.4 million (US$25.5 million) in 2014, primarily due to an increase in salaries and benefits in line with an increase in the number of product development personnel including additional senior engineers to enhance our product development capabilities, especially in our growth initiatives, such as mobile platforms. As a percentage of net revenues, product development expenses increased from 6.7% in 2013 to 7.4% in 2014. Our product development expenses for 2014 included share-based compensation expenses of RMB13.4 million (US$2.2 million), compared to RMB3.0 million in 2013.

Income before Income Taxes. Our income before income taxes increased by 65.6% from RMB568.5 million in 2013 to RMB941.5 million (US$151.7 million) in 2014.

Income Tax Expense. We incurred income tax expense of RMB192.8 million (US$31.1 million) in 2014, compared with RMB112.3 million in 2013, primarily due to the growth of our income before income taxes. As a percentage of our income before income taxes, our income tax expenses were 19.8% in 2013 and 20.5% in 2014.

Net Income. As a result of the foregoing, we had net income of RMB748.7 million (US$120.7 million) in 2014, compared with net income of RMB456.2 million in 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Revenues. Our net revenues increased by 66.1% from RMB732.5 million in 2012 to RMB1,216.5 million in 2013. This increase was due to increases in both our advertising service revenues and our dealer subscription services revenues.

Advertising services. Our advertising services revenues increased by 51.0% from RMB592.6 million in 2012 to RMB894.9 million in 2013, due to our increased revenues from both automaker advertisers and dealer advertisers. Revenues from our automaker advertisers and dealer advertisers accounted for 78.7% and 21.3%, respectively, of our total advertising services revenues in 2013. Revenues from our automaker advertisers and dealer advertisers accounted for 81.9% and 18.1%, respectively, of our total advertising services revenues in 2012.

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

The increase in dealer advertising services revenues was mainly attributable to an increase in the advertising volume purchased by dealer advertisers as a result of our expansion into new geographical markets and our deeper penetration into existing markets, together with an increase in the rates for our advertising services. The increase in our dealer advertising services revenues was also due to increased marketing campaigns conducted by automakers’ regional sales offices to help dealers meet their sales targets.

Dealer subscription services. Dealer subscription services revenues increased by 129.9% from RMB139.9 million in 2012 to RMB321.6 million in 2013. The increase in dealer subscription services revenues was mainly due to an increase in the number of our dealer subscribers, which in turn was a result of our expansion into new geographic markets and our deeper penetration into existing markets. We sold dealer subscription services to 10,617 dealers in 2013, compared with 5,052 dealers in 2012.

Cost of Revenues. Our cost of revenues increased by 41.5% from RMB178.2 million in 2012 to RMB252.2 million in 2013, primarily due to an increase in VAT, business tax and surcharges, content-related costs, bandwidth and IDC costs and depreciation.

Content-related Costs. Our content-related costs increased by 52.7% from RMB62.9 million in 2012 to RMB96.0 million in 2013, primarily due to an increase in salaries and benefits payments to our editorial and testing personnel, which in turn was primarily due to a moderate increase in average compensation levels as well as increased editorial headcount. Our content-related costs included share-based compensation expenses, which decreased slightly from RMB6.6 million in 2012 to RMB6.5 million in 2013.

Depreciation and Amortization Expenses. Our depreciation and amortization expenses increased by 20.3% from RMB22.0 million in 2012 to RMB26.4 million in 2013, primarily due to an increase in depreciation expenses related to servers that were purchased in 2013, partially offset by a decrease in the amortization of acquired intangible assets, which mainly are our customer relationships and websites.

Bandwidth and IDC Costs. Our bandwidth and IDC costs increased by 39.9% from RMB15.0 million in 2012 to RMB21.0 million in 2013, primarily due to increased bandwidth and IDC requirements to fulfill the growth of our user traffic and improve our users’ experience.

VAT, Business Tax and Surcharges. We are subject to VAT, business tax and surcharges on external services as well as services provided by our PRC subsidiaries to our VIEs. Since the implementation of the VAT Pilot Program, the service fees received by Autohome WFOE from our VIEs are no longer subject to business tax and the VAT incurred by Autohome WFOE, based on the services it provided to our VIEs, are deductible from the VAT payables of our VIEs. VAT, business taxes and related surcharges increased by 38.8% from RMB78.3 million for 2012 to RMB108.8 million for 2013, as a result of increased revenues, partially offset by the decrease in the VAT, business tax and surcharges as a percentage of our net revenues due to the VAT Pilot Program.

Operating Expenses. Our operating expenses increased by 60.0% from RMB255.8 million in 2012 to RMB409.4 million in 2013, primarily due to increases in sales and marketing expenses and product development expenses. As a percentage of net revenues, operating expenses in 2013 decreased to 33.7% from 35.0% in 2012.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 88.9% from RMB129.8 million in 2012 to RMB245.2 million in 2013. This increase was primarily due to (i) an increase in salaries and benefits, which in turn was primarily due to our increased sales and marketing headcount and the hiring of more experienced sales persons to provide better service and support to our important customers, and (ii) an increase in our marketing expenses in connection with the promotion of our brands through online media and the sales promotion activity held on November 11, 2013 (being a popular online shopping festival in China). As a percentage of net revenues, sales and marketing expenses in 2013 increased to 20.2% from 17.7% in 2012. Our sales and marketing expenses in 2013 included share-based compensation expenses of RMB4.4 million, compared to RMB4.2 million in 2012.

General and Administrative Expenses. Our general and administrative expenses were RMB82.5 million in 2013, which is roughly the same level of general and administrative expenses of RMB83.2 million we incurred in 2012. As a percentage of net revenues, general and administrative expenses in 2013 decreased to 6.8% from 11.4% in 2012. The marginal decrease was attributable to a one-off cost associated with our postponement of our initial public offering process in the fourth quarter of 2012, which was partially offset by an increase in salaries and benefits in 2013. Our general and administrative expenses for 2013 included share-based compensation expenses of RMB11.7 million, compared to RMB15.7 million in 2012.

Product Development Expenses. Our product development expenses increased by 90.5% from RMB42.9 million in 2012 to RMB81.7 million in 2013, primarily due to an increase in salaries and benefits payments as we recruited more product development personnel. As a percentage of net revenues, product development expenses in 2013 increased to 6.7% from 5.9% in 2012. Our product development expenses for 2013 included share-based compensation expenses of RMB3.0 million, compared to RMB2.7 million in 2012.

Income before Income Taxes. Our income before income taxes increased by 87.1% to RMB568.5 million in 2013 from RMB303.9 million in 2012.

Income Tax Expense. We incurred income tax expense of RMB112.3 million in 2013, compared with RMB91.0 million in 2012, primarily due to the growth of our income before income taxes. As a percentage of our income before income taxes, our income tax expenses were 19.8% in 2013, decreased from 29.9% in 2012, primarily due to the accrued withholding tax of RMB26.6 million on our dividend distribution in May 2012.

Net Income. As a result of the foregoing, we had net income of RMB456.2 million in 2013, compared with net income of RMB212.9 million in 2012.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.6%, 2.6% and 2.0% in 2012, 2013 and 2014, and the year-over-year percent changes in the consumer price index for December 2012, 2013 and 2014 were increases of 2.5%, 2.5% and 1.5%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of the promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. We are in the process of evaluating the effect of the update on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this guidance is not expected to have a significant impact on our consolidated financial statements.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity are cash generated from our operating activities and our issuance of ADSs. In December 2013, we completed our initial public offering and raised net proceeds of US$142.6 million, after deducting underwriting commissions and discounts and expenses. In November 2014, we completed our 2014 Offering and raised net proceeds of US$97.3 million, after deducting underwriting commissions and discounts and expenses. Our principal uses of cash for 2012, 2013 and 2014 were operating activities, primarily employee compensation, tax expenses, marketing expenses, bandwidth and IDC costs and capital expenditures. As of December 31, 2014, we had RMB1,054.4 million (US$169.9 million) in cash and cash equivalents.

We believe that our current cash and anticipated cash flow from operations, together with the net proceeds that we received from our equity offerings, will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may require additional cash due to unanticipated business conditions or other future developments. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or secure debt funding from financial institutions.

We expect to continue to accrue for staff welfare benefits including medical insurance, housing funds, pension benefits, unemployment insurance, maternity insurance and work-related injury insurance based on certain percentages of the employees’ respective salaries and to make cash contributions to state-sponsored plans out of the amounts accrued. The amount of such cash contributions may increase due to our expanding workforce as we grow our business or increase wage levels. However, we do not expect that any such increases will have a material effect on our liquidity.

The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	279,515	593,893	1,023,743	164,998
Net cash used in investing activities	(27,734)	(45,943)	(1,759,517)	(283,582)
Net cash (used in)/generated from financing activities	(44,910)	169,298	647,396	104,342
Effect of exchange rate on cash and cash equivalents	—	789	4,181	672
Net increase/(decrease) in cash and cash equivalents	206,871	718,037	(84,197)	(13,570)

Cash and cash equivalents at beginning of year	213,705	420,576	1,138,613	183,511

Cash and cash equivalents at end of year	420,576	1,138,613	1,054,416	169,941

Operating Activities

Net cash generated from operating activities was RMB1,023.7 million (US$165.0 million) for 2014. This amount was primarily attributable to net income of RMB748.7 million (US$120.7 million), (a) adjusted for (i) certain non-cash expenses, primarily share-based compensation expenses of RMB56.7 million (US$9.1 million), depreciation of property and equipment of RMB35.1 million (US$5.7 million) and deferred income taxes of RMB5.3 million (US$0.9 million), and (ii) changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in deferred revenue of RMB225.6 million (US$36.4 million) and an increase in accrued expenses and other payables of RMB201.4 million (US$32.5 million), and (b) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily an increase in accounts receivable of RMB271.0 million (US$43.7 million). The increase in deferred revenues was mainly attributable to the growth of our dealer subscription services. The increase in accounts receivable was primarily due to the increase of our advertising service sales. The increase in accrued expenses and other payables was mainly due to the increase in accrued rebates to advertising agencies in accordance with growth of revenue and accrual for the year-end bonuses to employees during the period.

Net cash generated from operating activities was RMB593.9 million for 2013. This amount was primarily attributable to net income of RMB456.2 million, (a) adjusted for (i) certain non-cash expenses, primarily share-based compensation expenses of RMB25.6 million, depreciation of property and equipment of RMB25.5 million and deferred income taxes of RMB3.3 million, and (ii) changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in deferred revenue of RMB118.8 million and an increase in accrued expenses and other payables of RMB97.8 million, and (b) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily an increase in accounts receivable of RMB139.9 million. The increase in deferred revenues was mainly attributable to the subscription fees we received from our growing number of dealer subscribers. The increase in accounts receivable was primarily due to the increase in our advertising services sales. The increase in accrued expenses and other payables was mainly due to accrued rebates to advertising agencies in accordance with growth of revenue and accrual for the year-end bonuses to employees during the period.

Net cash generated from operating activities was RMB279.5 million for 2012. This amount was primarily attributable to income from continuing operations of RMB212.9 million, (a) adjusted for certain non-cash expenses, primarily share-based compensation expenses of RMB29.1 million, and for changes in working capital accounts that positively affected operating cash flow, primarily an increase in accrued expenses and other payables of RMB63.8 million and an increase in deferred revenue of RMB52.9 million, and (b) partially offset by changes in working capital accounts that negatively affected operating cash flow, primarily an increase in accounts receivable of RMB123.8 million. The increase in accrued expenses and other payables was mainly attributable to the increase in accrued rebate in connection with our revenue growth and increase in accrued salaries and benefits. The increase in deferred revenue was mainly attributable to the subscription fees we received from our growing number of dealer subscribers. The increase in accounts receivable was primarily due to the increase of our advertising services.

Investing Activities

Net cash used in investing activities was RMB1,759.5 million (US$283.6 million) in 2014, which was primarily attributable to the purchase of term deposits.

Net cash used in investing activities amounted to RMB45.9 million in 2013, primarily attributable to the purchase of property and equipment.

Net cash used in investing activities amounted to RMB27.7 million in 2012, primarily attributable to the purchase of property and equipment.

Financing Activities

Net cash generated from financing activities in 2014 was RMB647.4 million (US$104.3 million), which was primarily attributable to the net proceeds from our 2014 Offering of RMB604.0 million (US$97.3 million) and the decrease in restricted cash of RMB245.0 million (US$39.5 million), partially offset by the payment of the final installment for the repurchase of common stock from Mr. Jiang Lan, a former director of our company, of RMB227.0 million (US$36.6 million), pursuant to the West Crest Share Purchase. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Entities Affiliated with Our Shareholders” for more information.

Net cash generated from financing activities in 2013 was RMB169.3 million, mainly attributable to the net proceeds from our initial public offering of RMB863.2 million, partially offset by the payments of dividends amounting to RMB220.9 million, net of withholding taxes paid in June and July 2013 to all of our shareholders and the payment of the first installment for the repurchase of common stock from Mr. Jiang Lan of RMB230.3 million, pursuant to for the West Crest Share Purchase. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transaction—Transactions with Entities Affiliated with Our Shareholders” for more information.

In connection with financing the first installment payable to Mr. Jiang Lan under the West Crest Share Purchase, we entered into a short-term loan facility agreement with The Hongkong and Shanghai Banking Corporation Limited, Hong Kong, on November 18, 2013 in the amount of RMB230.3 million. The term of this loan was three months, with an interest rate of LIBOR plus 0.9% and a maturity of three months from the date of first drawdown. This short-term facility was secured by RMB denominated bank deposits of RMB245.0 million placed with HSBC Bank (China) Company Limited, which increased restricted cash for 2013. We repaid this loan in full in 2013 and subsequently the pledged RMB denominated bank deposits were released in early 2014.

We paid a special dividend of RMB44.9 million, net of withholding tax, in April 2012 to all of our shareholders.

Capital Expenditures

Cash outflow in connection with capital expenditures amounted to RMB27.7 million, RMB46.5 million and RMB42.8 million (US$6.9 million) in 2012, 2013 and 2014, respectively. These capital expenditures were primarily used to purchase equipment and intangible assets for our business.

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

Under PRC law, our PRC subsidiaries are required to allocate at least 10% of their after-tax profits on an individual company basis as determined under PRC accounting standards to the general reserve before paying dividends to us, and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, they are also required to make appropriations to the enterprise expansion fund and staff welfare and bonus fund at the discretion of their respective boards of directors. Our VIEs in the PRC are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2012, 2013 and 2014, our PRC subsidiaries and VIEs had appropriated RMB4.9 million, RMB7.1 million and RMB8.8 million (US$1.4 million), respectively, of retained earnings for their statutory reserves.

As a result of these PRC laws and regulations, prior to allocations of after-tax profits to the statutory reserves, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to us.

Foreign exchange and other regulation in the PRC may further restrict our PRC subsidiaries and VIEs from transferring funds to us in the form of dividends, loans and advances. As of December 31, 2012, 2013 and 2014, the amounts of the net restricted assets of our PRC subsidiaries and VIEs were RMB1,600.2 million, RMB1,818.1 million and RMB2,626.1 million (US$423.3 million), respectively.

C.	Research and Development, Patents and Licenses, Etc.

Technology and Product Development

Our technologies and infrastructure are critical to our success. We follow a user-centric strategy for our system architecture and have developed robust and scalable technology platforms with sufficient flexibility to support our rapid growth.

A key component of our user-centric strategy is our user intelligence engine which we have developed and are continually enhancing. Our user intelligence engine allows us to rapidly gather user intelligence by analyzing large amounts of data from many sources throughout our content production system. We can utilize such user intelligence data to personalize user interfaces, associate and understand the relationship of information from different sources and facilitate interactions among users and various elements on our websites. It also helps us recommend suitable products, services and user connections to our users. Through our user intelligence engine, we can engage our users more closely by providing them with relevant content. We are also able to provide precision marketing services to our automakers, dealers and other automotive-related customers so that they can deliver relevant advertisements to targeted users who are more receptive to such marketing information.

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

We invested heavily in mobile technologies and were among the earliest in our industry in China to introduce a mobile version of our websites and both Apple iOS- and Android-based applications to allow our users to easily access our content. We have built up a team of 83 research and development personnel as of December 31, 2014, to focus exclusively on the development of our mobile websites and applications and to explore new business models and opportunities through mobile technology. We plan to continue to leverage our mobile technology to develop more applications for Apple iOS and Android platforms focusing on convenience, real-time interaction and location based services.

We had an experienced product development team of 475 engineers as of December 31, 2014. Our past innovation has focused on helping users research, select and purchase suitable automobiles through our websites. We plan to develop additional products and services to further explore the additional business opportunities inherent in the maintenance and replacement stages of the automobile ownership cycle. Our product development expenses were RMB42.9 million, RMB81.7 million and RMB158.4 million (US$25.5 million) for the years ended December 31, 2012, 2013 and 2014, respectively.

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

We hold and (both mean “auto home” in English) and “AUTOHOME®” trademarks in China. In addition, as at December 31, 2014, we held 181 pending trademark applications and 47 registered trademarks in China. As at the same date, we had 41 registered domain names, including our main website domain names, autohome.com.cn and che168.com, and 63 pending patent applications.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2014 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2014:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands of RMB)
Operating lease obligations(1)	39,493	36,222	1,317	—	77,032

(1)	Operating lease obligations primarily related to the lease of office space.

Rental expenses for the years ended December 31, 2012, 2013 and 2014 were RMB12.0 million, RMB17.9 million and RMB30.5 million (US$4.9 million), respectively.

G.	Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Timothy Y. (Tim) Chen	58	Chairman of the Board
James Zhi Qin	42	Director and Chief Executive Officer
Andrew Penn	51	Director
Xiang Li	33	Director and President
Nicholas Yik Kay Chong	47	Chief Financial Officer
Cynthia Whelan	45	Director
Han Willem Kotterman	49	Director
Ruey-Bin Kao	54	Director
Ted Tak-Tai Lee	64	Independent Director
Guangfu Cui	46	Independent Director
Junling Liu	50	Independent Director

Timothy Y. (Tim) Chen has served as our chairman of the board since 2012. He has served as the president and group managing director of Telstra International Group and is currently International President of Telstra, which he joined in November 2012. He is also a director of China Communications Media Group Co. Ltd., Qingdao Haier, Telstra International HK Limited, Telstra Holdings Pty Limited and several other Telstra subsidiaries. He was a non-executive director on the board of directors of Telstra Corporation Limited between April 2012 and November 2012 and a director of Sequel Media Inc. between November 2012 and November 2014. Previously, Mr. Chen was a partner of a China Opportunities Fund within GL Capital Group. He was the CEO of National Basketball Association China from 2007 to 2010, the corporate vice president of Microsoft and the CEO of its Greater China region from 2003 to 2007, the corporate vice president of Motorola and the chairman and president of Motorola (China) Electronics from 2001 to 2003. Before Microsoft, he was the CEO of 21CN Cybernet, a company listed on the Hong Kong Stock Exchange, from 2000 to 2001. Prior to 2000, Mr. Chen spent eight years in China with Motorola, including serving as the general manager responsible for the sales and marketing for the Greater China Cellular Infrastructure Division. He also spent nine years with AT&T Bell Laboratories in the United States. Mr. Chen holds an MBA degree from the University of Chicago and a master’s degree in both computer science and mathematics from Ohio State University.

James Zhi Qin has served as our director since 2008 and chief executive officer since 2009. Mr. Qin is also a director of Sequel Media. Mr. Qin joined our company in 2007 and prior to joining us, from 2006 to 2007, Mr. Qin was the chief operating officer of 265.com, an internet company providing website directory service, which was acquired by Google in 2007. Mr. Qin worked for McKinsey & Company as an associate from 2005 to 2006 and Northern Telecom Limited as a software engineer from 1999 to 2003. Prior to that, Mr. Qin was employed at IBM Corporation from 1996 to 1998 and Hughes Network Systems from 1995 to 1996. Mr. Qin earned a bachelor’s degree in electrical engineering from Tsinghua University in 1995, a master’s degree in computer science from the University of Iowa in 1999, and an MBA degree from Harvard Business School in 2005.

Andrew Penn has served as our director since March 2012. He joined Telstra Corporation Limited in March 2012 and currently serves as Chief Financial Officer and Group Executive International, Finance and Strategy. Mr. Penn has been appointed as Chief Executive Officer of Telstra effective as of May 1, 2015. Prior to that, Mr. Penn had a career at AXA Asia Pacific Holdings Limited spanning twenty years, where he served in a variety of senior finance, strategy and executive roles, including group Chief Executive Officer from 2006 to 2011. Mr. Penn holds an MBA degree from Kingston University, London and is a graduate of Harvard Business School’s advanced management program. He is a fellow of the Chartered Association of Certified Accountants.

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

Cynthia Whelan has served as our director since December 10, 2013. Ms. Whelan has been group managing director of strategic finance of Telstra Corporation since August 2013. Prior to that, she was with Barclays Bank PLC, Australia Branch where she held the role of chief executive officer, Australia/New Zealand for three years. Over her ten years at Barclays, Ms. Whelan held a variety of roles including managing director and head of Asia Pacific capital markets, based in Hong Kong. During her investment banking career spanning more than 20 years, Ms. Whelan worked in Australia for Barclays, UBS, Merrill Lynch and Westpac. Ms. Whelan was previously a director of Asia Securities Industry and Financial Markets Association and Australian Financial Markets Association. She holds a Bachelor of Commerce (Finance and Japanese studies) from the University of New South Wales and a Masters of Applied Finance from Macquarie University.

Han Willem Kotterman has served as our director since December 10, 2013. Mr. Kotterman is the Chief Operating Officer for Telstra International Group, based in Hong Kong. Mr. Kotterman joined Telstra from CSL Limited where he held the position of acting chief executive officer and executive vice president, customer service and operations. Mr. Kotterman has over 20 years of experience in telecommunications, management consulting, and international corporate tax law across Europe, Asia and North America. Before joining CSL Limited, Mr. Kotterman was a senior strategy consultant in Accenture’s Wireless Communications Practice based in New York. In this role, Mr. Kotterman advised the leading U.S. wireless operators in the areas of corporate strategy and merger integration, and was involved in executing several large industry mergers in the North American wireless industry. Mr. Kotterman holds an MBA degree from Wharton School of Business in Philadelphia in finance and strategic management and a master of laws degree in international corporate taxation from Leiden University in the Netherlands.

Ruey-Bin Kao has served as our director since February 20, 2014. Dr. Kao was named CEO of Telstra Greater China in January 2014. Based in Beijing, he is responsible for developing Telstra’s integrated service capabilities and identifying strategic areas to grow the business in the rapidly evolving Greater China market. He has more than 25 years of technology and management experience in the U.S. and Asia, and has served in many senior positions, including as country president of Applied Materials China. Prior to that, he was the managing director and vice president of Enterprise Business in Hewlett Packard China and the chairman of Motorola (China) Electronics Limited and Motorola Asia Pacific Business Council. He holds directorships at China National Travel Service (HK) Group Corporation, one of the largest diversified comprehensive travel groups in China, and Want-Want China Holdings Limited, a company listed on the Hong Kong Stock Exchange. He is also a former director at Shenhua Group Corporation Limited, a diversified energy enterprise. Dr. Kao holds a bachelor of science degree in computer science from Tam-Kang University, a master of science degree in computer and information science from the University of Delaware and a doctorate of business administration from The Hong Kong Polytechnic University.

Ted Tak-Tai Lee has served as our independent director since December 10, 2013. Mr. Lee is the managing director of T Plus Capital Ltd., a firm he founded in 2007 that provides strategic, financial and business development advisory services to accounting, financial valuation services and human resources firms in China. Mr. Lee is also an independent director and chairman of the audit committee of Daphne International Holding Limited, a company listed on the Hong Kong Stock Exchange, and a director of Shriro Trading (Shanghai) Company Limited, a privately held company established in China. From September 2007 to April 2009, he was an executive director at Prax Capital, a private equity firm specializing in China-focused investments. Mr. Lee was a senior partner at Deloitte where he worked for 31 years in the United States and Asia. Mr. Lee is an AICPA certified public accountant (inactive) and received his MBA degree from the University of Southern California in 1979 and his bachelor’s degree in accounting from California State University, Fresno in 1973.

Guangfu Cui has served as our independent director since December 9, 2014. Mr. Cui has been serving as the chief executive officer of eLong, Inc., a company listed on the Nasdaq Stock Market, since October 2007 and as a director of eLong, Inc. since February 2011. Prior to joining eLong Inc., Mr. Cui was the managing director of FedEx Kinko’s China for more than three years. Prior to FedEx Kinko’s, Mr. Cui worked for Procter & Gamble for over 12 years, including two and half years working in the United States. Mr. Cui holds a bachelor’s degree in law from Peking University and an MBA degree from Kellogg School of Management at Northwestern University.

Junling Liu has served as our independent director since January 12, 2015. Mr. Liu is the co-founder and chief executive officer of Yihaodian, a leading online grocery retailer in China. Before establishing Yihaodian in 2008, Mr. Liu was the co-president of Dell China and Hong Kong. Prior to that, he was a managing director of Avaya China. Mr. Liu received his master’s degree in international business administration from Flinders University in Australia.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2014, we incurred an aggregate compensation expense of approximately RMB14.7 million (US$2.4 million) for our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, housing fund and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. For additional information on share incentive grants to our directors and executive officers, see “— Share Incentive Plans.”

Employment Agreements

We have entered into employment agreements with each of our executive officers through Autohome WFOE. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause at any time without advance notice or remuneration for certain acts of the executive officer, such as a conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including cash compensation equivalent to three months of the executive officer’s salary. The executive officer may terminate the employment at any time with a one-month advance written notice, if there is any significant change in the executive officer’s duties and responsibilities inconsistent in any material and adverse respect with his or her title and position, or a material reduction in the executive officer’s annual salary before the next annual salary review, or if otherwise approved by the board of directors.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us, and assist us in obtaining patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment. Specifically, each executive officer has agreed not to (a) approach our clients, advertisers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (b) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors; or (c) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination.

Share Incentive Plans

2011 Share Incentive Plan

On May 4, 2011, we adopted our 2011 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of our Class A ordinary shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan, as currently in effect, is 7,843,100. As of March 20, 2015, options to purchase 4,250,543 Class A ordinary shares under the 2011 Share Incentive Plan at an exercise price of US$2.20 were outstanding. The following table summarizes, as of March 20, 2015, the outstanding options we had granted to our directors, officers and other individuals under our 2011 Share Incentive Plan:

Name	Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration	Vesting Schedule
James Zhi Qin	*	US$2.20	May 6, 2011	May 5, 2021	**
Xiang Li	*	US$2.20	May 6, 2011	May 5, 2021	**
Directors and officers as a group	700,000	US$2.20	May 6, 2011	May 5, 2021	**
Other individuals as a group	3,550,543	US$2.20	May 6, 2011 August 1, 2011 October 8, 2011 December 19, 2011 July 1, 2012 May 27, 2013 October 22, 2013 January 16, 2014	Ten years after grant date	Approximately 4 years from each date of grant

*	Less than one percent of our total outstanding share capital.
**	25% of the awards vested on each of January 1, 2012, 2013, 2014 and 2015.

The following paragraphs describe the principal terms of the 2011 Share Incentive Plan:

Types of awards. The Plan permits the awards of incentive and non-statutory share-based awards, share appreciation rights, restricted shares and restricted share units. The following briefly describes the principal features of the various awards that may be granted under the 2011 Share Incentive Plan.

•	Options. The administrator may grant incentive stock options, or ISOs, or non-statutory stock options, NSOs, under our 2011 Share Incentive Plan. Unless the administrator determines otherwise, the exercise price of options granted under our 2011 Share Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant and its term may not exceed ten years. In addition, for any participant who owns more than 10% of the total combined voting rights of all classes of our outstanding shares, or of certain of our parent or subsidiary, the term of an ISO must not exceed five years and the exercise price of such ISO must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option, to the extent vested as of such date of termination, within 60 days of termination, or such longer period of time stated in the option agreement. In the absence of a specified period of time in the option agreement, the option will remain exercisable for a period of 12 months in the event of a termination due to death or disability. However, in no event may an option be exercised later than the expiration of its term.

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

2013 Share Incentive Plan

We adopted the 2013 Share Incentive Plan in November 2013. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2013 Share Incentive Plan is 3,350,000. As of March 20, 2015, 1,508,750 restricted shares under the 2013 Share Incentive plan were outstanding. The following table summarizes, as of March 20, 2015, the outstanding awards we granted under the 2013 Share Incentive Plan:

Name	Restricted Shares	Date of Grant	Vesting Schedule
Nicholas Yik Kay Chong	*	November 4, 2013	**
James Zhi Qin	*	January 23, 2015	***
Xiang Li	*	January 23, 2015	***
Directors and officers as a group	*	November 4, 2013 January 23, 2015	** ***
Other individuals as a group	*	May 8, 2014 October 9, 2014 January 23, 2015	Approximately 4 years from each date of grant

*	Less than one percent of our total outstanding share capital.
**	25% of the restricted shares vested on September 29, 2014, and the remaining restricted shares will vest on each of September 29, 2015, September 29, 2016 and September 29, 2017.
***	25% of the restricted shares will vest on each of January 1, 2016, January 1, 2017, January 1, 2018 and January 1, 2019.

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

Our board of directors consists of ten directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he or she is materially interested provided (a) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. Ted Tak-Tai Lee, Guangfu Cui and Junling Liu. Mr. Ted Tak-Tai Lee is the chairman of our audit committee. We have determined that Messrs. Ted Tak-Tai Lee, Guangfu Cui and Junling Liu satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Dr. Ruey-Bin Kao, Mr. Han Willem Kotterman, Ms. Cynthia Whelan, Mr. James Zhi Qin and Mr. Guangfu Cui. Dr. Ruey-Bin Kao is the chairman of our compensation committee. We have determined that Mr. Guangfu Cui satisfies the “independence” requirements of Section 303A of the NYSE Listed Company Manual. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. Our company has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. At each annual general meeting, one-third of our directors then existing, or if their number is not a multiple of three, then the number nearest to and not exceeding one-third, shall retire from office by rotation, provided that (i) the chairman of the board and/or our chief executive officer shall not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year, and (ii) a director appointed by the Telstra Shareholder shall not be subject to retirement by rotation and should not be taken into account in determining the number of directors who are to retire by rotation, so long as the Telstra Shareholder holds at least 51% of the voting rights represented by our issued and outstanding voting shares.

D.	Employees

We had 912, 1,191 and 1,771 employees as of December 31, 2012, 2013 and 2014, respectively. The following table sets forth the number of our employees by function as of December 31, 2014:

Functional Area	Number of Employees
Sales and marketing	975
Content and editorial	226
Product development	475
Management and administrative	95

Total	1,771

Through a combination of short-term performance evaluations and long-term incentive arrangements, we intend to build a competent, loyal and highly motivated workforce. We have not experienced any work stoppages due to labor disputes.

E.	Share Ownership

Class A Ordinary Shares

As of March 20, 2015, we had 49,454,779 Class A ordinary shares outstanding (excluding 983,193 Class A ordinary shares that are reserved for future grants under our share incentive plans). In addition, as of March 20, 2015, we have granted, and have outstanding, options to purchase a total of 4,250,543 Class A ordinary shares and 1,508,750 restricted shares to our employees, directors and consultants. For information regarding the Share Incentive Plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.”

Class B Ordinary Shares

As of March 20, 2015, we had 61,824,328 Class B ordinary shares outstanding.

Beneficial Ownership of Ordinary Shares

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 20, 2015:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned as of March 20, 2015
	Class A		Class B		% of Voting Rights(2)
	Number	%(1)	Number	%(1)
Directors and Executive Officers:
Timothy Y. (Tim) Chen(3)	—	—	—	—	—
James Zhi Qin(4)	3,688,929	3.3	—	—	3.3
Andrew Penn(5)	—	—	—	—	—
Xiang Li(6)	3,750,606	3.4	—	—	3.4
Nicholas Yik Kay Chong(7)	*	*	—	—	*
Cynthia Whelan(8)	—	—	—	—	—
Han Willem Kotterman(9)	—	—	—	—	—
Ruey-Bin Kao(10)	—	—	—	—	—
Ted Tak-Tai Lee(11)	*	*	—	—	*
Guangfu Cui(12)	—	—	—	—	—
Junling Liu(13)	—	—	—	—	—
All Directors and Executive Officers as a Group	7,559,248	6.8	—	—	6.8
Principal Shareholders:
Telstra Holdings Pty Limited(14)	—	—	61,824,328	55.6	55.6
Tiger Group(15)	8,735,000	7.8	—	—	7.8

*	Less than one percent of our total outstanding share capital.
(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of our Class A ordinary shares and Class B ordinary shares outstanding, which is 111,279,107 as of March 20, 2015, and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 20, 2015.
(2)	For each person and group included in this column, the percentage of voting rights is calculated by dividing the voting rights beneficially owned by such person or group by the voting rights with respect to all of our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one vote. When the total number of ordinary shares held by Telstra Holdings Pty Limited and/or its affiliates, or the Telstra Shareholder, constitutes no less than 51% of all of our issued and outstanding ordinary shares, each Class B ordinary share is entitled to one vote; when the total number of ordinary shares held by the Telstra Shareholder, drops below 51% but is no less than 39.3% of all of our issued and outstanding ordinary shares, each Class B ordinary share will carry such number of votes that would result in the total number of ordinary shares held by the Telstra Shareholder carrying, in the aggregate, 51% of the voting rights represented by all of our issued and outstanding ordinary shares; when the total number of ordinary shares held by the Telstra Shareholder drops below 39.3% of all of our issued and outstanding ordinary shares, all Class B ordinary shares will be automatically converted into the same number of Class A ordinary shares.
(3)	The business address of Mr. Chen is 43/F, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong.
(4)	Represents (i) 3,088,929 Class A ordinary shares held by Right Brain Limited, which is wholly owned by Mr. Qin, and (ii) 600,000 Class A ordinary shares underlying the options that are exercisable within 60 days after March 20, 2015 held by Mr. Qin. The business address of Mr. Qin is 10th Floor, Tower B, CEC Plaza, No. 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.
(5)	The business address of Mr. Penn is Level 41, 242 Exhibition Street, Melbourne, VIC 3000, Australia.
(6)	Represents (i) 3,000,000 Class A ordinary shares held by AutoLee Ltd., which is wholly owned by Mr. Li, (ii) 650,606 Class A ordinary shares in the form of ADSs held by AutoLee Ltd., which is wholly owned by Mr. Li, and (iii) 100,000 Class A ordinary shares underlying the options that are exercisable within 60 days after March 20, 2015 held by Mr. Li. The business address of Mr. Li is 10th Floor Tower B, CEC Plaza, No. 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.
(7)	Represents Class A ordinary shares in the form of ADSs held by Mr. Chong. The business address of Mr. Chong is 10th Floor Tower B, CEC Plaza, No. 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.
(8)	The business address of Ms. Whelan is Level 41, 242 Exhibition Street, Melbourne, VIC 3000, Australia.
(9)	The business address of Mr. Kotterman is 43/F, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong.
(10)	The business address of Dr. Kao is 2428, Tower 1, China World Trade Center, No. 1 Jianguo Men Wai Avenue, Chaoyang District, Beijing 100004, People’s Republic of China.
(11)	Represents Class A ordinary shares in the form of ADSs held by Mr. Lee. The business address of Mr. Lee is 7/F, Hong Kong Trade Centre, 161-7 Des Voeux Road Central, Hong Kong.
(12)	The business address of Mr. Cui is 3/F, Tower B, Xingke Plaza, 10 Middle JiuXianQiao Road, Beijing, 100015, People’s Republic of China.
(13)	The business address of Mr. Liu is S105, 1 Long Dong Avenue, Shanghai, 201203, People’s Republic of China.

(14)	Represents 61,824,328 Class B ordinary shares. Telstra Holdings Pty Limited is an Australian company and a wholly-owned subsidiary of Telstra Corporation Limited, which is a public company traded on the Australian Securities Exchange. Telstra Holdings Pty Limited’s business address is Level 41, 242 Exhibition Street, Melbourne, VIC 3000, Australia.
(15)	Represents 8,735,000 Class A ordinary shares in the form of ADSs held by private funds advised by Tiger Global Management, LLC, or Tiger Group. Such shareholding information is based on the information contained in the Schedule 13G/A filed by Tiger Global Investments, L.P., Tiger Global Performance, LLC, Tiger Global Management, LLC, Charles P. Coleman III, Feroz Dewan and Scott Shleifer with the SEC on February 17, 2015. Please see such Schedule 13G/A for information relating to Tiger Global Investments, L.P., Tiger Global Performance, LLC, Tiger Global Management, LLC, Charles P. Coleman III, Feroz Dewan and Scott Shleifer. The business address of Tiger Global Management, LLC, Tiger Global Performance, LLC, Charles P. Coleman III, Feroz Dewan and Scott Shleifer is 9 West 57th Street, 35th Floor, New York, New York 10019. The business address of Tiger Global Investments, L.P. is c/o Citco Fund Services (Cayman Islands) Limited, P.O. Box 31106, 89 Nexus Way, Camana Bay, Grand Cayman KY1-1205, Cayman Islands.

To our knowledge, as of March 20, 2015, 40,313,178 Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program (excluding 983,193 Class A ordinary shares that are reserved for future grants under our share incentive plans). No Class B ordinary shares were held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

As of March 20, 2015, Telstra beneficially owned 55.6% of the total voting rights in our company.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM  7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Agreements with our Variable Interest Entities

PRC laws and regulations currently limit foreign ownership of companies that engage in internet and advertising services. We therefore conduct our operations in China primarily through contractual agreements between our wholly-owned PRC subsidiary, Beijing Cheerbright Technologies Co., Ltd., or Autohome WFOE, and each of the three groups of entities and individuals—(i) Beijing Autohome Information Technology Co., Ltd., or Autohome Information, shareholders of Autohome Information and three subsidiaries of Autohome Information: Beijing Shengtuo Hongyuan Information Technology Co., Ltd., or Hongyuan Information, Beijing Shengtuo Chengshi Advertising Co., Ltd., or Chengshi Advertising, and Beijing Shengtuo Autohome Advertising Co., Ltd., or Autohome Advertising, (ii) Shanghai You Che You Jia Advertising Co., Ltd., or Shanghai Advertising, and shareholders of Shanghai Advertising, and (iii) Guangzhou You Che You Jia Advertising Co., Ltd, or Guangzhou Advertising, and shareholders of Guangzhou Advertising. We treat these three groups of entities as our VIEs under U.S. GAAP.

The following is a summary of our contractual arrangements among Autohome WFOE, Autohome Information and its shareholders. The contractual agreements among Autohome WFOE and Shanghai Advertising and its shareholders and the contractual agreements among Autohome WFOE and Guangzhou Advertising and its shareholders are substantially the same as the contractual agreements among Autohome WFOE, Autohome Information and its shareholders and subsidiaries.

Agreements that Provide Effective Control over Autohome Information

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements between Autohome WFOE and each of the three shareholders of Autohome Information, each shareholder of Autohome Information pledges to Autohome WFOE all of his equity interests in Autohome Information to secure the performance of such shareholder’s respective obligations and Autohome Information’s obligations under the loan agreements, equity option agreements, and the exclusive technology consulting and service agreements. See “—Contractual Agreements with our Variable Interest Entities—Agreements that Transfer Economic Benefits of Autohome Information to Us” and “—Contractual Agreements with our Variable Interest Entities—Agreements that Provide Us the Options to Purchase the Equity Interests in Autohome Information” for a brief description of these obligations. Without Autohome WFOE’s consent, shareholders of Autohome Information shall not create or permit to create any encumbrances on the pledged equities in Autohome Information. In the event of default, Autohome WFOE is entitled to request immediate repayment of the outstanding amounts payable under the loan agreements, the equity option agreements and the exclusive technology consulting and service agreements or to dispose of the pledged equity interests at Autohome WFOE’s sole discretion. The equity pledge agreements have an indefinite term and will terminate after all the secured obligations under these agreements have been satisfied in full or the pledged equity interests have been transferred to Autohome WFOE or its designee.

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

Power of Attorney. Autohome Information and each of the shareholders of Autohome Information have executed an irrevocable power of attorney appointing Autohome WFOE, or any person designated by Autohome WFOE, as their attorney-in-fact to vote on their behalf at the shareholders’ meetings of Autohome Information’s subsidiaries and Autohome Information and to exercise full voting rights as the shareholders of these companies with powers granted under PRC laws and regulations and the articles of association of each of the above companies, including the rights to appoint directors and management personnel.

Agreements that Transfer Economic Benefits of Autohome Information to Us

Exclusive Technology Consulting and Service Agreements. Pursuant to the exclusive technology consulting and service agreements between Autohome WFOE and each of Autohome Information and its subsidiaries, Autohome WFOE has the exclusive right to provide each of these VIEs comprehensive technology and management consulting services. In addition, Autohome WFOE is obligated to provide financing support to each of these VIEs to ensure the cash flow requirements of the day-to-day operations of these VIEs. Each of these VIEs is obligated to pay to Autohome WFOE service fees, which are calculated based on such VIE’s revenues reduced by its business taxes and surcharges, operating expenses and an appropriate amount of retained profit that is determined pursuant to our tax planning strategies and relevant tax laws. Such service fees may be adjusted by Autohome WFOE at Autohome WFOE’s sole discretion. Autohome WFOE owns the intellectual properties arising from the performance of these agreements. These agreements have a 30-year term that can be automatically extended for another 10 years at the option of Autohome WFOE and can only be terminated by the parties’ mutual written consent or by Autohome WFOE’s prior 30-day notice at its sole discretion. During the term of these agreements, these VIEs may not enter into any agreements with third parties for the provision of any technology or management consulting services without prior consent of Autohome WFOE.

Autohome WFOE recognized service fees from all the VIEs in the amount of RMB411.6 million in 2012, RMB657.2 million in 2013 and RMB980.5 million (US$158.0 million) in 2014 in consideration for services provided to the VIEs.

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

Agreements that Provide Us the Options to Purchase the Equity Interests in Autohome Information

Equity Option Agreements. Pursuant to the equity option agreements between Autohome WFOE and each of the three shareholders of Autohome Information, each shareholder of Autohome Information jointly and severally grants to Autohome WFOE an option to purchase all or part of his equity interests in Autohome Information at a price equivalent to the lowest price permitted by PRC law. The purchase price is to be offset against the loan repayments under the loan agreements. If there will be additional payments to be made by Autohome Information to these shareholders required by the PRC law, these shareholders must immediately return the received payments to Autohome WFOE. Autohome WFOE may exercise its option at any time or transfer the rights and obligations under the equity option agreement to any of its designated parties. The equity option agreements have an indefinite term and will terminate at the earlier of (i) the date on which the equity interests in Autohome Information have been transferred to Autohome WFOE or its designated parties, or (ii) the unilateral termination by Autohome WFOE.

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

Transactions with Entities Affiliated with Our Shareholders

During 2013, Telstra International HK Limited provided network maintenance services amounting to RMB0.1 million to Autohome Information. In addition, Telstra International Limited provided network maintenance services amounting to RMB0.3 million and RMB0.4 million (US$0.06 million), respectively, to Autohome Information in 2013 and 2014. There was an outstanding balance of nil and RMB0.03 million (US$0.005 million) as of December 31, 2013 and 2014, respectively. In October 2013, Autohome HK acquired Autohome Media with a consideration of RMB1.9 million. Autohome Media was 50% owned by the spouse of Mr. Henry Hon, one of our former directors whose resignation was effective as of March 28, 2014.

On October 30, 2013, West Crest Limited and its sole shareholder Mr. Jiang Lan, a then-director of our company, requested that we repurchase its outstanding shares in our company, namely 6,684,711 ordinary shares, for a total purchase price of US$130 million. On November 4, 2013, we and Telstra Holdings entered into a share purchase agreement with West Crest Limited, Mr. Jiang Lan and other shareholders of our company. Pursuant to the agreement, we and Telstra Holdings purchased 3,856,564 and 2,828,147 ordinary shares of our company held by West Crest Limited, or the West Crest Share Purchase, for US$75 million and US$55 million, respectively, in cash. We paid fifty percent of the purchase price on November 21 2013 (initially financed through a short-term secured loan facility), and paid the remainder on January 29, 2014 using proceeds from our initial public offering.

During 2013, we and Telstra International Limited entered into an agreement whereby a Telstra executive would provide consulting services to us. Under this agreement, the amount due to Telstra for services provided during 2013 and 2014 amounted to RMB0.4 million and RMB0.3 million (US$0.04 million), respectively. All outstanding balances have been paid in full as of December 31, 2014.

During 2013, we and Beijing Australian Telecommunications Technical Consulting Limited entered into an agreement whereby a Telstra executive would provide consulting services to us. Under this agreement, the amount due to Beijing Australian Telecommunications Technical Consulting Limited for services provided during 2013 and 2014 amounted to RMB0.2 million and RMB0.2 million (US$0.04 million), respectively. All outstanding balances have been paid in full as of December 31, 2014.

Investors Rights Agreement

We and certain of our current shareholders, including Telstra, entered into an investors rights agreement on November 4, 2013. Under the investors rights agreement, certain shareholders are entitled to registration rights, rights of access to information and pre-emptive rights.

Registration Rights

Pursuant to our investors rights agreement, we have granted registration rights to certain of our current shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. The Telstra Shareholder has the right to demand that we file a registration statement covering the offer and sale of securities it holds. Upon receipt of a request by the Telstra Shareholder, we should offer other holders of registrable securities the opportunity to register the number of registrable shares as such holders may request. We, however, are not obligated to effect a demand registration if the dollar amount of securities to be sold to the public is of an aggregate price less than US$5.0 million; and we are not obligated to effect a demand registration if, among other things, we have already filed three demand registrations and each of such registrations has been declared effective. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us, but we cannot exercise the deferral right more than three times in any 12-month period.

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

Form F-3 Registration Rights. When we are eligible for registration on Form F-3, upon a written request from the Telstra Shareholder, we shall file a registration statement on Form F-3 covering the offer and sale of the registrable securities owned and designated by them. Upon receipt of a request by the Telstra Shareholder, we should offer other holders of registrable shares the opportunity to register the number of registrable shares as such holders may request. We, however, are not obligated to effect an F-3 resignation if the dollar amount of securities to be sold to the public is of an aggregate price less than US$5.0 million. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us, but we cannot exercise the deferral right more than three times in any 12-month period.

Expenses of Registration. We will pay all expenses incurred by us in complying with any demand, Form F-3 or piggyback registration. We are not obligated to pay any underwriting discounts and selling commissions applicable to the sale of a holder’s registrable securities or any fees and expenses of any counsel representing holders of registrable securities.

Termination of Obligations. We shall have no obligation to effect any demand, Form F-3, or piggyback registration if, in the opinion of counsel to us, all such registrable securities proposed to be sold by a holder may then be sold without registration and without regard to any volume limitation requirement under Rule 144 under the Securities Act. In addition, our obligations relating to registration rights under the investors rights agreement with respect to the Telstra Shareholder shall automatically terminate if the Telstra Shareholder beneficially owns less than 5% of our issued and outstanding shares.

Pre-emptive Rights

When we propose to issue any ordinary shares or securities convertible into ordinary shares, the Telstra Shareholder (for so long as the Telstra Shareholder beneficially owns any Class B ordinary shares) is entitled to purchase such number of new securities at its election so as to enable the Telstra Shareholder to beneficially hold a pro rata portion of the new securities equal to the respective percentage of our issued and outstanding share capital owned by the Telstra Shareholder prior to the issuance. If the Telstra Shareholder does not exercise its pre-emptive rights, we are entitled to issue such number of new securities at a price no less than that offered to the Telstra Shareholder (as applicable) within 90 business days, which period of time may be extended in order to comply with applicable laws and regulations (including receipt of any applicable regulatory or shareholder approvals).

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

See footnote 10 to our financial statements for further information about our related party transactions.

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

Dividend Policy

Our board of directors has complete discretion, subject to approval by a duly authorized representative of the Telstra Shareholder for so long as the Telstra Shareholder holds at least 51% of our issued and outstanding shares, to declare dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Our board of directors declared dividends of RMB49.9 million and RMB249.2 million in February 2012 and May 2013, respectively, to all of our shareholders. The dividends, net of applicable withholding taxes, were paid in April 2012 and June and July 2013, respectively. We do not have any plan to pay additional cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our remaining available funds and any future earnings to operate and expand our business.

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

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one Class A ordinary share, have been listed on the NYSE since December 2013 and trade under the symbol “ATHM.” The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated.

Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2013 (from December 11, 2013)	US$37.88	US$26.51
Fiscal Year 2014	US$57.93	US$28.50
Quarterly Highs and Lows
Fourth Fiscal Quarter of 2013 (from December 11, 2013)	US$37.88	US$26.51
First Fiscal Quarter of 2014	US$51.98	US$28.52
Second Fiscal Quarter of 2014	US$42.68	US$28.50
Third Fiscal Quarter of 2014	US$57.93	US$31.80
Fourth Fiscal Quarter of 2014	US$53.56	US$34.14
Monthly Highs and Lows
September 2014	US$51.88	US$39.36
October 2014	US$53.41	US$38.54
November 2014	US$53.56	US$40.90
December 2014	US$43.35	US$34.14
January 2015	US$41.99	US$34.50
February 2015	US$39.88	US$34.69
March 2015 (through March 20)	US$47.47	US$37.82

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Duties of Directors” and “— Terms of Directors and Officers.”

Ordinary Shares

General

Our authorized share capital consists of (i) 99,931,211,060 Class A ordinary shares with a par value of US$0.01 each (ii) 68,788,940 Class B ordinary shares with a par value of US$0.01 each. As of March 20, 2015, we had 49,454,779 Class A ordinary shares (excluding 983,193 Class A ordinary shares that are reserved for future grants under our share incentive plans) and 61,824,328 Class B ordinary shares issued and outstanding.

All of our outstanding ordinary shares, which consist of Class A ordinary shares and Class B ordinary shares, are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Class Rights of our Class A and Class B Ordinary Shares

Subject to our fourth memorandum and articles of association and any resolution of the shareholders to the contrary and without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares, the Class A ordinary shares and Class B ordinary shares carry equal rights and rank pari passu with one another other than as set out below.

Conversion

Subject to the provisions of our fourth amended and restated memorandum and articles of association and in compliance with all fiscal and other laws and regulations applicable thereto, a holder of Class B ordinary shares shall have the right to convert all or any of its Class B ordinary shares into Class A ordinary shares on a one-for-one basis. Upon the transfer of any Class B ordinary shares by the Telstra Shareholder to any person that is not an affiliate of the Telstra Shareholder, such Class B ordinary shares will be converted into an equal number of Class A ordinary shares. When the total number of Class A and Class B ordinary shares held by the Telstra Shareholder represents less than 39.3% of all of our total issued and outstanding shares, all Class B ordinary shares will be automatically converted into the same number of Class A ordinary shares. In addition, if immediately following the transfer of any ordinary shares held by the Telstra Shareholder to any party that is not an affiliate of the Telstra Shareholder, the Telstra Shareholder holds less than 51% of our total number of outstanding shares, all Class B ordinary shares will be automatically converted into the same number of Class A ordinary shares. Furthermore, upon a change of control event involving the Telstra Shareholder, all Class B ordinary shares shall be automatically converted into the same number of Class A ordinary shares.

A holder of Class A ordinary shares has no rights of conversion in respect of each such Class A ordinary share into Class B ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by us in general meeting or by our board of directors subject to the Companies Law and to the fourth amended and restated memorandum and articles of association. So long as the Telstra Shareholder holds at least 51% of our issued and outstanding shares, the board may not declare any dividend unless the dividend is approved by a duly authorized representative of the Telstra Shareholder.

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

When the total number of ordinary shares held by the Telstra Shareholder constitutes no less than 51% of all of our issued and outstanding ordinary shares, each Class B ordinary share is entitled to one vote; when the total number of ordinary shares held by the Telstra Shareholder drops below 51% but is no less than 39.3% of all of our issued and outstanding ordinary shares, each Class B ordinary share will carry such number of votes that would result in the total number of ordinary shares held by the Telstra Shareholder carrying, in the aggregate, 51% of the voting rights represented by all of our issued and outstanding ordinary shares; when the total number of ordinary shares held by the Telstra Shareholder drops below 39.3% of all of our issued and outstanding ordinary shares, all Class B ordinary shares will be automatically converted into the same number of Class A ordinary shares.

A quorum required for a meeting of shareholders consists of two shareholders entitled to vote and present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative holding at least one third of the voting rights represented by the issued and outstanding ordinary shares throughout the meeting. However, if at any time the Telstra Shareholder holds at least 51% of voting rights represented by all of our issued and outstanding ordinary shares, two or more members entitled to vote and present in person or by proxy or (in the case of a member being a corporation) by its duly authorized representative representing not less than fifty percent (50%) of the voting rights represented by our issued and outstanding voting shares throughout the meeting will form a quorum for all purposes. We may, but are not obligated to, hold a general meeting in each year as our annual general meeting. The annual general meeting shall be held at such time and place as may be determined by the directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. A majority of our board of directors or our chairman may call extraordinary general meetings. Advance notice of at least ten clear days is required for the convening of our annual general meeting and other shareholders meetings. The agenda of any extraordinary general meeting will be set by a majority of the directors then in office.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of at least two-thirds of the votes cast attaching to the outstanding ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our fourth amended and restated memorandum and articles of association.

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

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. In addition, general meetings will also be convened on the requisition in writing of any shareholder or shareholders entitled to attend and vote at our general meetings holding at least one third of the voting rights represented by our issued voting shares.

Appointment of Directors

So long as the Telstra Shareholder holds at least 51% of our voting rights, it will be entitled to appoint a majority of our directors and to remove any director so appointed. Subject to the foregoing, our shareholders may by ordinary resolution elect any person to fill a casual vacancy or as an addition to the existing board.

The directors will also have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will allow our shareholders to inspect our register of members and provide our shareholders with annual audited financial statements.

Pursuant to the investors rights agreement we have with the Telstra Shareholder and other shareholders, the Telstra Shareholder has the right to access our books and records so long as it holds in aggregate at least 20% of our issued and outstanding share capital.

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

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. The issuance of preferred shares may be used as an anti takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting rights of holders of ordinary shares.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ADSs or Class A ordinary shares. The Cayman Islands is not party to any double tax treaties, except for a double tax treaty entered into with the United Kingdom in 2010. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

The undertaking for us is for a period of 20 years from July 22, 2008.

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands, which indirectly holds Autohome WFOE and other subsidiaries in the PRC. Our business operations are principally conducted through our VIEs.

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable Enterprise Income Tax Law and its implementation rules, which became effective on January 1, 2008. The Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions.

The Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial as stipulated in the implementation rules and other regulations, to enjoy a reduced 15% enterprise income tax rate subject to certain qualification criteria. On April 14, 2008, the State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the certification of “high and new technology enterprises,” or HNTEs.

Autohome WFOE, our PRC subsidiary, was recognized by the provincial level science and technology commission, finance bureau, and state and local tax bureaus as a HNTE on September 17, 2010, which is valid for three years. Therefore, Autohome WFOE is entitled to the preferential enterprise income tax rate of 15% from 2010 through 2012. We have obtained renewal of the HNTE qualification through 2015. However, if we lose this qualification, Autohome WFOE will no longer enjoy the 15% preferential tax rate, and the applicable enterprise income tax rate may increase to up to 25%.

Uncertainties exist with respect to how the Enterprise Income Tax Law applies to our tax residency status. Under the Enterprise Income Tax Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” Though the implementation rules of the Enterprise Income Tax Law define “de facto management body” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the only constructive guidance for this definition currently available is set forth in the SAT Circular 82 issued by the PRC State Administration of Taxation, which provides guidance on the determination of the tax residency status of Chinese-controlled offshore incorporated enterprises, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises.

According to the SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions set forth in SAT Circular 82 are met:

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

We do not believe that Autohome Inc. or its British Virgin Islands subsidiary, Cheerbright, or the Hong Kong subsidiaries, Autohome HK or Autohome Media, meets all of the conditions above. Each of Autohome Inc., Cheerbright, Autohome HK and Autohome Media is a company incorporated outside the PRC. As holding companies, these four entities’ key assets and records, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours which has ever has been deemed a PRC “resident enterprise” by the PRC tax authorities. Therefore, we believe that neither Autohome Inc., nor Cheerbright, Autohome HK and Autohome Media, should be treated as a “resident enterprise” for PRC tax purposes if the criteria for a “de facto management body” as set forth in SAT Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

Although we believe we are not a PRC resident enterprise for enterprise income tax purposes, substantial uncertainty exists. In the event that our company or our British Virgin Islands subsidiary , or Cayman Island subsidiary, or Hong Kong subsidiaries of our British Virgin Islands subsidiary, is considered to be a PRC resident enterprise: (a) our company or our British Virgin Islands subsidiary or our Cayman Island subsidiary or our Hong Kong subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income; and (b) dividend income that our company or British Virgin Islands subsidiary or Hong Kong subsidiaries, as the case may be, receives from our PRC subsidiaries would be exempt from the PRC withholding tax since such income is exempted under the Enterprise Income Tax Law for PRC resident enterprise; and (c) any dividends we pay to our non-PRC shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%, subject to reduction or exemption by an applicable treaty. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries, dividends distributed to our non-PRC shareholders and ADS holders, and gains recognized by such shareholders or ADS holders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

Under SAT Circular 698, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5%, or (b) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the PRC competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. SAT Circular 698 is retroactively effective on January 1, 2008. Although it appears that SAT Circular 698 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of SAT Circular 698. If SAT Circular 698 was determined by the tax authorities to be applicable to us and our non-resident investors with respect to our corporate restructuring where non-resident investors were involved or transfer of our shares or ADSs by our non-PRC resident investors, we and our non-resident investors in such transactions may be required to expend valuable resources to comply with this circular or to establish that we or our non-resident investors should not be taxed under SAT Circular 698, which may adversely affect us or our non-resident investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

On February 3, 2015, the SAT issued SAT Notice 7 to supersede the existing tax rules in relation to the Indirect Transfer, while the other provisions of SAT Circular 698 remain in force. SAT Notice 7 introduces a more sophisticated anti-avoidance guidance. SAT Notice 7 extends its tax jurisdiction to capture not only Indirect Transfer as set forth under SAT Circular 698 but also transactions involving transfer of real properties and assets in China of a foreign company through the offshore transfer of a foreign intermediate holding company. According to SAT Notice 7, if a nonresident enterprise indirectly transfers China taxable properties through an arrangement without reasonable commercial purpose but to avoid China Corporate Income Tax, the indirect transfer shall be re-characterized and treated as a direct transfer of China taxable properties. SAT Notice 7 also interprets the term “transfer of the equity interest in a foreign intermediate holding company” broadly. In addition, SAT Notice 7 provides clearer criteria than SAT Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings.

Further, SAT Notice 7 replaces the compulsory reporting requirements in SAT Circular 698 to voluntary reporting and the criteria set forth in SAT Circular 698 for SAT Circular 698 reporting has been abolished. Both the foreign transferor and the transferee, and the PRC tax resident enterprise whose equity interests being transferred may voluntarily report the transfer by submitting the documents required in SAT Notice 7. In addition to the voluntary reporting, SAT Notice 7 empowers the Chinese tax authorities to require various documents from the parties involved. Although SAT Notice 7 provides clarities in many important areas such as business purpose and reporting requirements, it brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they are required to make a self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. It also introduces the interest regime by providing that where a transferor fails to file and pay tax on time, and where a withholding agent fails to withhold the tax, interest will be charged on a daily basis. If the transferor has provided the required documents and information or has filed and paid the tax within 30 days from the date that the share transfer contract or agreement is signed, interest shall be calculated based on the benchmark interest rate; otherwise, the benchmark interest rate plus 5% will apply.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Also, although it appears that SAT Circular 698 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of SAT Circular 698 to other indirect transfers of PRC resident enterprises. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the relevant tax authority of the PRC resident enterprise. In addition, there are no formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Notice 7 became effective from February 3, 2015, but it also applies to indirect transfers which occurred before its issuance but have not received assessments from the tax authorities. SAT Circular 698 and SAT Notice 7 may be determined by the tax authorities to be applicable to our corporate restructuring where non-resident investors were involved if any transactions are determined by the tax authorities to have lacked reasonable commercial purpose. As a result, we and our non-resident investors in such transactions, may become at risk of being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Notice 7 or to establish that we should not be taxed under the general anti-avoidance rule of the PRC Enterprise Income Tax Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

There are still uncertainties as to the interpretation and implementation of SAT Notice 7. The PRC tax authorities have discretion under SAT Circular 59, SAT Circular 698 and SAT Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under SAT Circular 59, SAT Circular 698 or SAT Notice 7, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

Dividend Withholding Tax

We are a Cayman Islands holding company and substantially all of our income will come from dividends distributed by our subsidiaries located in the PRC through Cheerbright, our British Virgin Island subsidiary, and by our other subsidiaries in the PRC through Autohome Media, our Hong Kong subsidiary. Pursuant to the Enterprise Income Tax Law and its implementation rules, dividends from our PRC subsidiaries paid out of profits generated after January 1, 2008, are subject to a withholding tax of 10%, unless there is a tax treaty with China that provides for a different withholding arrangement. British Virgin Islands currently does not have any tax treaty with China with respect to withholding tax.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced tax: (a) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (b) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, requires that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Autohome Media may be able to enjoy the 5% withholding tax rate for the dividends it receives from our PRC subsidiaries, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required. However, according to Circular 81, if the relevant tax authorities determine that the transactions or arrangements we have are for the primary purpose of enjoying favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Distributions of profits generated before January 1, 2008 are exempt from PRC withholding tax. Our board of directors declared dividends of RMB49.9 million and RMB249.2 million in February 2012 and May 2013, respectively, to all of our shareholders. The dividends, net of applicable withholding tax, were paid in April 2012 and June and July 2013, respectively. We do not have any plan to pay additional cash dividends on our ordinary shares in the foreseeable future. The board of Autohome WFOE has resolved to reinvest all its undistributed earnings indefinitely in Autohome WFOE. We currently intend to retain most, if not all, of our remaining available funds and any future earnings to operate and expand our business.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or Class A ordinary shares by U.S. Holders (as defined below) that will hold ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Internal Revenue Code, Treasury regulations (proposed, temporary and final) promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant, which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those discussed below. In addition, this discussion does not address United States federal estate, gift, Medicare, and alternative minimum tax considerations, or any non-United States, state, or local tax considerations. Each U.S. Holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or Class A ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for United States federal income tax purposes, created in, or organized under the laws of the United States or any state thereof or the District of Columbia, or treated as such for United States federal income tax purposes, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

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

It is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner, for United States federal income tax purposes, of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of our Class A ordinary shares for our ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company” (or a “PFIC”), for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activity are taken into account as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

Furthermore, the determination of whether we will be or become a PFIC will depend, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years.

Assuming we are the owner of our VIEs for U.S. federal income tax purposes, we believe that we primarily operate as an active provider of online automotive advertising solutions in China. Based on our current income and assets, we presently do not expect to be classified as a PFIC for the current taxable year or future taxable years. While we do not anticipate becoming a PFIC for the current taxable year or the foreseeable future, no assurance can be given in this regard. Because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis, the determination of whether we will be or become a PFIC will depend, in part, upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ADSs from time to time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current taxable year or foreseeable future.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC tax rules discussed below under “Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC in subsequent years. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Class A Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes.

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on ADSs or Class A ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Non-corporate U.S. Holders receiving dividend income generally will be subject to tax on such dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States, or (ii) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and that includes an exchange of information program. Our ADSs are listed on the NYSE, which is an established securities market in the United States, and will be considered readily tradable on an established securities market for as long as the ADSs continue to be listed on such exchange. Thus, we believe that we will be a qualified foreign corporation with respect to dividends we pay on our ADSs, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years.

Since we do not expect that our Class A ordinary shares be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the requirements for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law (see “People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty, which the United States Treasury Department has determined is satisfactory for this purpose, and be treated as a qualified foreign corporation with respect to dividends paid on our ADSs or Class A ordinary shares. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends-received deduction allowed to corporations. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or Class A ordinary shares.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding taxes, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States-source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for reduced rates of taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may elect to treat the gain as PRC-source income. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election with respect to ADSs (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, under certain circumstances, of ADSs or Class A ordinary shares. Under these PFIC rules:

•	the U.S. Holder’s excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

•	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to individuals or corporations, as appropriate, for that year;

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the NYSE. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (i) include as ordinary income for each taxable year the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of such ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will be allowed only to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any year that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs or Class A ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or Class A ordinary shares (or any portion thereof) and has not previously made a mark-to-market election, and if such U.S. Holder makes a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or Class A ordinary shares.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make “qualified electing fund” elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

Dividends that we pay on our ADSs or Class A ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income discussed above under “Dividends” if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual report with the Internal Revenue Service, subject to certain limited exceptions. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC, including filing requirements, the possibility of making a mark-to-market election and the unavailability of the qualifying electing fund election.

Information Reporting

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our ADSs or Class A ordinary shares and proceeds from the sale or other disposition of our ADSs or Class A ordinary shares may be subject to information reporting to the Internal Revenue Service. U.S. Holders are urged to consult their tax advisors regarding the application of the United States information reporting rules to their particular circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to our initial public offering of our Class A ordinary shares represented by ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year which is December 31. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income and interest expense may fluctuate due to changes in market interest rates.

Foreign Exchange Risk

We earn substantially all of our revenues and incur most of our expenses in RMB, and substantially all of our sales contracts are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars. Based on the amount of our cash and cash equivalents and term deposits as of December 31, 2014, a 1.0% change in the exchange rate between the Renminbi and the U.S. dollar would result in an increase or decrease of approximately US$4.4 million to our cash and cash equivalents and term deposits.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. The PRC government again allowed the Renminbi to appreciate slowly against the U.S. dollar from June 2010 until the start of 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been Class A ordinary shares and the Class A ordinary shares had been deposited for issuance of ADSs

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

• Transfer of ADRs	US$1.50 per certificate presented for transfer

As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•	Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. In our most recent fiscal year, we have received from the depositary a reimbursement of approximately US$25,000.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to:

•	the registration statement on Form F-1, as amended (File Number 333-192085) for our initial public offering of 8,993,000 ADSs (reflecting the full exercise of the over-allotment option by the underwriters to purchase an additional 1,173,000 ADSs), representing 8,993,000 Class A ordinary shares, which registration statement was declared effective by the SEC on December 10, 2013. Deutsche Bank Securities Inc. and Goldman Sachs (Asia) L.L.C. acted as the representatives of the underwriters in our initial public offering; and

•	the registration statement on Form F-1, as amended (File Number 333-199862) for our 2014 Offering of 9,645,659 ADSs (reflecting the partial exercise of the over-allotment option by the underwriters to purchase an additional 1,145,659 ADSs), representing 9,645,659 Class A ordinary shares, which registration statement was declared effective by the SEC on November 19, 2014. Deutsche Bank Securities Inc. and Goldman Sachs (Asia) L.L.C. acted as the representatives of the underwriters in our 2014 Offering.

We incurred expenses and paid to others US$12.8 million for underwriting discounts and commissions in connection with our initial public offering from the effective date of the registration statement for the initial public offering to December 31, 2014. We incurred expenses and paid to others US$5.0 million for underwriting discounts and commissions in connection with our 2014 Offering from the effective date of the registration statement for the 2014 Offering to December 31, 2014. We received net proceeds of approximately US$142.6 million and US$97.3 million from our initial public offering and 2014 Offering, respectively.

As of December 31, 2014, we used approximately US$94.0 million of the net proceeds from our initial public offering and 2014 Offering for payment for the remaining portion of the share repurchase consideration in the West Crest Share Purchase, repayment of loans for the West Crest Share Repurchase, professional fees, insurance fees, compensation to directors, establishment of new PRC subsidiaries and general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2014, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2014 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, any evaluation of effectiveness as to future periods is subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young Hua Ming LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2014 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Autohome Inc.

We have audited Autohome Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). Autohome Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Autohome Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Autohome Inc. as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2014 of Autohome Inc. and our report dated March 27, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

March 27, 2015

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2013	2014
	(in RMB thousands)
Audit fees(1)	8,716	8,138
Audit-related fees(2)	—	2,168
Tax fees(3)	101	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the audit of internal control over financial reporting, and the review of our comparative interim financial information.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered by our principal auditor for the assurance and related services, which were not included under “Audit Fees” above.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

The policy of our audit committee is to preapprove all audit and nonaudit services provided by Ernst & Young Hua Ming LLP, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees and audit-related fees for the year ended December  31, 2014.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable NYSE corporate governance listing standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Autohome Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, adopted on November 27, 2013 (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

2.3	Deposit Agreement, among the Registrant, the depositary and holders of the American Depositary Receipts dated as of December 10, 2013 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-196006), filed with the Securities and Exchange Commission on May 16, 2014)

2.4	Investors Rights Agreement among the Registrant, Telstra Holdings Pty Limited and certain minority shareholders of the Registrant dated November 4, 2013 (incorporated herein by reference to Exhibit 4.63 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.1	2011 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.2	2013 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.3	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.4	English Translation of Form of Employment Agreement between Autohome WFOE and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.5	Restated Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Autohome Information dated June 7, 2011 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

Exhibit Number	Description of Document

4.6	Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Hongyuan Information dated November 8, 2010 (incorporated herein by reference to Exhibit 4.6 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.7	Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Chengshi Advertising dated November 12, 2010 (incorporated herein by reference to Exhibit 4.7 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.8	Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Autohome Advertising dated September 21, 2010 (incorporated herein by reference to Exhibit 4.8 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.9	Restated Loan Agreement between Autohome WFOE and Zhi Qin dated June 7, 2011 (incorporated herein by reference to Exhibit 4.9 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.10	Restated Loan Agreement between Autohome WFOE and Zheng Fan dated June 7, 2011 (incorporated herein by reference to Exhibit 4.10 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.11	Restated Loan Agreement between Autohome WFOE and Xiang Li dated June 7, 2011 (incorporated herein by reference to Exhibit 4.11 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.12	Restated Equity Option Agreement among Autohome WFOE, Autohome Information and Zhi Qin dated June 7, 2011 (incorporated herein by reference to Exhibit 4.12 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.13	Restated Equity Option Agreement among Autohome WFOE, Autohome Information and Zheng Fan dated June 7, 2011 (incorporated herein by reference to Exhibit 4.13 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.14	Restated Equity Option Agreement among Autohome WFOE, Autohome Information and Xiang Li dated June 7, 2011 (incorporated herein by reference to Exhibit 4.14 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.15	Equity Option Agreement among Autohome WFOE, Autohome Information and Hongyuan Information dated November 8, 2010 (incorporated herein by reference to Exhibit 4.15 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.16	Equity Option Agreement among Autohome WFOE, Autohome Information and Chengshi Advertising dated November 12, 2010 (incorporated herein by reference to Exhibit 4.16 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

Exhibit Number	Description of Document

4.17	Equity Option Agreement among Autohome WFOE, Autohome Information and Autohome Advertising dated September 21, 2010 (incorporated herein by reference to Exhibit 4.17 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.18	Restated Equity Interest Pledge Agreement between Autohome WFOE and Zhi Qin dated August 23, 2011 (incorporated herein by reference to Exhibit 4.18 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.19	Restated Equity Interest Pledge Agreement between Autohome WFOE and Zheng Fan dated August 23, 2011 (incorporated herein by reference to Exhibit 4.19 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.20	Restated Equity Interest Pledge Agreement between Autohome WFOE and Xiang Li dated August 23, 2011 (incorporated herein by reference to Exhibit 4.20 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.21	Equity Interest Pledge Agreement between Autohome WFOE and Autohome Information dated November 8, 2010 regarding Hongyuan Information (incorporated herein by reference to Exhibit 4.21 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.22	Equity Interest Pledge Agreement between Autohome WFOE and Autohome Information dated November 12, 2010 regarding Chengshi Advertising (incorporated herein by reference to Exhibit 4.22 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.23	Equity Interest Pledge Agreement between Autohome WFOE and Autohome Information dated September 21, 2010 regarding Autohome Advertising (incorporated herein by reference to Exhibit 4.23 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.24	Power of Attorney issued by Zhi Qin dated April 3, 2013 regarding Autohome Information (incorporated herein by reference to Exhibit 4.24 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.25	Power of Attorney issued by Zheng Fan dated April 3, 2013 regarding Autohome Information (incorporated herein by reference to Exhibit 4.25 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.26	Power of Attorney issued by Xiang Li dated April 3, 2013 regarding Autohome Information (incorporated herein by reference to Exhibit 4.26 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.27	Power of Attorney issued by Autohome Information dated April 3, 2013 regarding Hongyuan Information (incorporated herein by reference to Exhibit 4.27 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

Exhibit Number	Description of Document

4.28	Power of Attorney issued by Autohome Information dated April 3, 2013 regarding Chengshi Advertising (incorporated herein by reference to Exhibit 4.28 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.29	Power of Attorney issued by Autohome Information dated April 3, 2013 regarding Autohome Advertising (incorporated herein by reference to Exhibit 4.29 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.30	Supplementary Agreement to Exclusive Technology Consulting and Service Agreement between Hongyuan Information and Autohome WFOE dated July 22, 2011 (incorporated herein by reference to Exhibit 4.30 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.31	Supplementary Agreement to Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Chengshi Advertising dated July 22, 2011 (incorporated herein by reference to Exhibit 4.31 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.32	Supplementary Agreement to Exclusive Technology Consulting and Service Agreement between Autohome Advertising and Autohome WFOE dated July 22, 2011 (incorporated herein by reference to Exhibit 4.32 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.33	Supplementary Agreement to Restated Exclusive Technology Consulting and Service Agreement between Autohome Information and Autohome WFOE dated July 22, 2011 (incorporated herein by reference to Exhibit 4.33 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.34	Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Shanghai Advertising dated December 31, 2011 (incorporated herein by reference to Exhibit 4.34 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.35	Loan Agreement between Autohome WFOE and Zhi Qin dated December 31, 2011 (incorporated herein by reference to Exhibit 4.35 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.36	Loan Agreement between Autohome WFOE and Zheng Fan dated December 31, 2011 (incorporated herein by reference to Exhibit 4.36 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.37	Loan Agreement between Autohome WFOE and Xiang Li dated December 31, 2011 (incorporated herein by reference to Exhibit 4.37 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.38	Equity Option Agreement among Autohome WFOE, Shanghai Advertising and Zhi Qin dated July 2, 2012 (incorporated herein by reference to Exhibit 4.38 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

Exhibit Number	Description of Document

4.39	Equity Option Agreement among Autohome WFOE, Shanghai Advertising and Zheng Fan dated July 2, 2012 (incorporated herein by reference to Exhibit 4.39 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.40	Equity Option Agreement among Autohome WFOE, Shanghai Advertising and Xiang Li dated July 2, 2012 (incorporated herein by reference to Exhibit 4.40 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.41	Equity Interest Pledge Agreement between Autohome WFOE and Zhi Qin dated July 2, 2012 (incorporated herein by reference to Exhibit 4.41 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.42	Equity Interest Pledge Agreement between Autohome WFOE and Zheng Fan dated July 2, 2012 (incorporated herein by reference to Exhibit 4.42 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.43	Equity Interest Pledge Agreement between Autohome WFOE and Xiang Li dated July 2, 2012 (incorporated herein by reference to Exhibit 4.43 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.44	Power of Attorney issued by Zhi Qin dated April 3, 2013 regarding Shanghai Advertising (incorporated herein by reference to Exhibit 4.44 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.45	Power of Attorney issued by Zheng Fan dated April 3, 2013 regarding Shanghai Advertising (incorporated herein by reference to Exhibit 4.45 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.46	Power of Attorney issued by Xiang Li dated April 3, 2013 regarding Shanghai Advertising (incorporated herein by reference to Exhibit 4.46 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.47	Loan Agreement between Autohome WFOE and Zhi Qin dated July 2, 2012 (incorporated herein by reference to Exhibit 4.47 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.48	Loan Agreement between Autohome WFOE and Zheng Fan dated July 2, 2012 (incorporated herein by reference to Exhibit 4.48 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.49	Loan Agreement between Autohome WFOE and Xiang Li dated July 2, 2012 (incorporated herein by reference to Exhibit 4.49 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

Exhibit Number	Description of Document

4.50	Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Guangzhou Advertising dated May 8, 2012 (incorporated herein by reference to Exhibit 4.50 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.51	Loan Agreement between Autohome WFOE and Zhi Qin dated May 8, 2012 (incorporated herein by reference to Exhibit 4.51 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.52	Loan Agreement between Autohome WFOE and Zheng Fan dated May 8, 2012 (incorporated herein by reference to Exhibit 4.52 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.53	Loan Agreement between Autohome WFOE and Xiang Li dated May 8, 2012 (incorporated herein by reference to Exhibit 4.53 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.54	Equity Option Agreement among Autohome WFOE, Guangzhou Advertising and Zhi Qin dated May 8, 2012 (incorporated herein by reference to Exhibit 4.54 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.55	Equity Option Agreement among Autohome WFOE, Guangzhou Advertising and Zheng Fan dated May 8, 2012 (incorporated herein by reference to Exhibit 4.55 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.56	Equity Option Agreement among Autohome WFOE, Guangzhou Advertising and Xiang Li dated May 8, 2012 (incorporated herein by reference to Exhibit 4.56 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.57	Equity Interest Pledge Agreement between Autohome WFOE and Zhi Qin dated May 8, 2012 (incorporated herein by reference to Exhibit 4.57 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.58	Equity Interest Pledge Agreement between Autohome WFOE and Zheng Fan dated May 8, 2012 (incorporated herein by reference to Exhibit 4.58 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.59	Equity Interest Pledge Agreement between Autohome WFOE and Xiang Li dated May 8, 2012 (incorporated herein by reference to Exhibit 4.59 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.60	Power of Attorney issued by Zhi Qin dated April 3, 2013 regarding Guangzhou Advertising (incorporated herein by reference to Exhibit 4.60 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

Exhibit Number	Description of Document

4.61	Power of Attorney issued by Zheng Fan dated April 3, 2013 regarding Guangzhou Advertising (incorporated herein by reference to Exhibit 4.61 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.62	Power of Attorney issued by Xiang Li dated April 3, 2013 regarding Guangzhou Advertising (incorporated herein by reference to Exhibit 4.62 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

8.1*	List of Principal Subsidiaries

11.1	Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the Form 20-F (File No. 001-36222), filed with the Securities and Exchange Commission on March 31, 2014)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, independent registered public accounting firm

15.2*	Consent of TransAsia Lawyers

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUTOHOME INC.

By:	/s/ James Zhi Qin
Name: James Zhi Qin
Title: Director and Chief Executive Officer

Date: March 27, 2015

AUTOHOME INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Autohome Inc.

We have audited the accompanying consolidated balance sheets of Autohome Inc. (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autohome Inc. at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Autohome Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 27, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

March 27, 2015

AUTOHOME INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Note	2013	2014
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,138,613	1,054,416	169,941
Restricted cash		245,000	—	—
Term deposits		—	1,717,775	276,855
Accounts receivable (net of allowance for doubtful accounts of RMB1,253 and RMB335 (US$54) as of December 31, 2013 and 2014, respectively)	3	465,712	736,695	118,734
Prepaid expenses and other current assets	4	13,287	73,911	11,912
Deferred tax assets, current	5	36,653	57,969	9,343

Total current assets		1,899,265	3,640,766	586,785

Non-current assets:
Property and equipment, net	6	57,897	74,882	12,069
Intangible assets, net	7	45,361	39,400	6,350
Goodwill	8	1,504,278	1,504,278	242,446
Other non-current assets		6,149	19,189	3,093

Total non-current assets		1,613,685	1,637,749	263,958

Total assets		3,512,950	5,278,515	850,743

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt (including short-term debt of consolidated variable interest entities(“VIEs”) without recourse to Beijing Cheerbright Technologies Co., Ltd. (“Autohome WFOE” or “WFOE”) of both nil as of December 31, 2013 and 2014)		2,358	—	—
Accrued expenses and other payables (including accrued expenses and other payables of consolidated VIEs without recourse to Autohome WFOE of RMB247,516 and RMB53,106 (US$8,559) as of December 31, 2013 and 2014, respectively)	9	324,094	524,534	84,540
Advance from customers (including advance from customers of consolidated VIEs without recourse to Autohome WFOE of RMB2,340 and RMB17,650 (US$2,845) as of December 31, 2013 and 2014, respectively)		2,340	42,530	6,855
Deferred revenue (including deferred revenue of consolidated VIEs without recourse to Autohome WFOE of RMB213,240 and RMB138,921 (US$22,390) as of December 31, 2013 and 2014, respectively)		213,240	438,797	70,723
Income tax payable (including income tax payable of consolidated VIEs without recourse to Autohome WFOE of RMB10,291 and RMB13,930 (US$2,245) as of December 31, 2013 and 2014, respectively)		20,204	74,763	12,050
Due to related parties (including due to related parties of consolidated VIEs without recourse to Autohome WFOE of nil and RMB33 (US$5) as of December 31, 2013 and 2014, respectively)	10	567	33	5
Payable for repurchase of common stock (including payable for repurchase of common stock of consolidated VIEs without recourse to Autohome WFOE of both nil as of December 31, 2013 and 2014)	13	227,015	—	—

Total current liabilities (including current liabilities of consolidated VIEs without recourse to Autohome WFOE of RMB473,387 and RMB223,640 (US$36,044) as of December 31, 2013 and 2014, respectively)		789,818	1,080,657	174,173

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Note	2013	2014
		RMB	RMB	US$

Non-current liabilities:
Other liabilities (including other liabilities of consolidated VIEs without recourse to Autohome WFOE of RMB22,253 and RMB17,212 (US$2,774) as of December 31, 2013 and 2014, respectively)		29,041	24,058	3,877
Deferred tax liabilities (including deferred tax liabilities of consolidated VIEs without recourse to Autohome WFOE of RMB10,816 and RMB9,677 (US$1,560) as of December 31, 2013 and 2014, respectively)	5	481,727	508,377	81,935

Total non-current liabilities (including non-current liabilities of consolidated VIEs without recourse to Autohome WFOE of RMB33,069 and RMB26,889 (US$4,334) as of December 31, 2013 and 2014, respectively)		510,768	532,435	85,812

Total liabilities (including total liabilities of consolidated VIEs without recourse to Autohome WFOE of RMB506,456 and RMB250,529 (US$40,378) as of December 31, 2013 and 2014, respectively)		1,300,586	1,613,092	259,985

Commitments and contingencies	11

Shareholders’ equity:
Class A ordinary shares (par value of US$0.01 per share; 99,931,211,060 shares authorized; 36,347,496 and 48,777,835 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	13	2,472	3,301	532
Class B ordinary shares (par value US$0.01 per share; 68,788,940 shares authorized; 68,788,940 and 61,824,328 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	13	4,677	4,183	674
Additional paid-in capital	13	1,949,013	2,649,111	426,959
Accumulated other comprehensive income		1,986	5,932	956
Retained earnings	13	254,216	1,002,896	161,637

Total shareholders’ equity		2,212,364	3,665,423	590,758

Total liabilities and shareholders’ equity		3,512,950	5,278,515	850,743

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Note	2012	2013	2014
		RMB	RMB	RMB	US$

Net revenues:
Advertising services		592,622	894,937	1,499,516	241,678
Dealer subscription services		139,898	321,611	633,433	102,091

Total net revenues		732,520	1,216,548	2,132,949	343,769
Cost of revenues	12	(178,240)	(252,236)	(381,498)	(61,486)

Gross profit		554,280	964,312	1,751,451	282,283

Operating expenses:
Sales and marketing expenses		(129,796)	(245,228)	(559,070)	(90,106)
General and administrative expenses		(83,153)	(82,529)	(129,751)	(20,912)
Product development expenses		(42,865)	(81,651)	(158,395)	(25,529)

Operating profit		298,466	554,904	904,235	145,736
Interest income		5,093	11,082	34,682	5,590
Interest expense		—	(414)	—	—
Other income, net		310	2,884	2,544	410

Income before income taxes		303,869	568,456	941,461	151,736

Income tax expense	5	(90,988)	(112,294)	(192,781)	(31,071)

Net income		212,881	456,162	748,680	120,665

Earnings per share for ordinary share:
Basic	15	2.13	4.57	7.01	1.13
Diluted	15	2.12	4.37	6.64	1.07

Shares used in earnings per share computation:
Ordinary shares:
Basic	15	100,000,000	—	—	—
Diluted	15	100,650,652	—	—	—
Class A ordinary shares
Basic	15	—	31,109,214	38,633,284	38,633,284
Diluted	15	—	104,329,226	112,831,585	112,831,585
Class B ordinary shares
Basic	15	—	68,788,940	68,102,019	68,102,019
Diluted	15	—	68,788,940	68,102,019	68,102,019

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments		583	1,403	3,946	636

Comprehensive income		213,464	457,565	752,626	121,301

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	2012	2013	2014
	RMB	RMB	RMB	US$

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	212,881	456,162	748,680	120,665
Adjustments to reconcile net income to net cash from operating activities:
Depreciation of property and equipment	14,301	25,548	35,084	5,655
Amortization of intangible assets	10,203	6,250	6,053	976
Loss on disposal of property and equipment	73	90	163	26
Provision for doubtful accounts	790	251	42	7
Share-based compensation	29,142	25,608	56,666	9,133
Deferred income taxes	5,801	3,327	5,334	860

Changes in operating assets and liabilities:
Accounts receivable	(123,759)	(139,901)	(271,025)	(43,681)
Prepaid expenses and other current assets	13,045	(855)	(60,528)	(9,755)
Other non-current assets	—	(6,149)	(12,936)	(2,085)
Accrued expenses and other payables	63,816	97,803	201,421	32,463
Advance from customers	—	2,340	40,190	6,477
Deferred revenue	52,931	118,848	225,557	36,353
Income tax payable	(5,651)	(8,469)	54,559	8,793
Due to related parties	(4,655)	567	(534)	(86)
Other liabilities	10,597	12,473	(4,983)	(803)

Net cash generated from operating activities	279,515	593,893	1,023,743	164,998

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(27,734)	(44,212)	(42,718)	(6,885)
Proceeds from disposal of property and equipment	—	535	1,084	175
Acquisition of intangible assets	—	(2,266)	(108)	(17)
Purchase of term deposits	—	—	(2,155,360)	(347,381)
Maturity of term deposits	—	—	437,585	70,526

Net cash used in investing activities	(27,734)	(45,943)	(1,759,517)	(283,582)

CASH FLOWS FROM FINANCING ACTIVITIES
(Decrease)/increase in restricted cash	—	(245,000)	245,000	39,487
Proceeds from short-term debt	—	232,398	—	—
Repayment of short-term debt	—	(230,040)	(2,358)	(380)
Net proceeds from the initial public offering (“IPO”) and follow-on offering of ADSs	—	863,200	603,980	97,344
Payments of offering cost for IPO	—	—	(11,998)	(1,934)
Payments for repurchase of common stock (Note 13)	—	(230,335)	(227,015)	(36,588)
Proceeds from exercise of share options	—	—	39,787	6,413
Payments of dividends	(44,910)	(220,925)	—	—

Net cash (used in)/generated from financing activities	(44,910)	169,298	647,396	104,342

Effect of exchange rate changes on cash and cash equivalents	—	789	4,181	672

Net increase/(decrease) in cash and cash equivalents	206,871	718,037	(84,197)	(13,570)
Cash and cash equivalents at beginning of year	213,705	420,576	1,138,613	183,511

Cash and cash equivalents at end of year	420,576	1,138,613	1,054,416	169,941

Supplemental disclosures of cash flow information:
Income taxes paid	79,904	107,134	137,826	22,214
Payable for repurchase of common stock (Note 13)	—	227,015	—	—
Capitalized IPO costs included in accrued expenses and other payables	—	13,079	—	—
Purchase of fixed assets included in accrued expenses and other payables	—	—	10,598	1,708

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Ordinary shares, Class A ordinary shares and Class B ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
	Number	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2012	100,000,000	6,867	1,099,172	—	254,240	1,360,279
Net income	—	—	—	—	212,881	212,881
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	583	—	583
Payments of dividends	—	—	—	—	(44,910)	(44,910)
Share-based compensation	—	—	29,142	—	—	29,142

Balance as of December 31, 2012	100,000,000	6,867	1,128,314	583	422,211	1,557,975
Net income	—	—	—	—	456,162	456,162
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	1,403	—	1,403
Payments of dividends	—	—	—	—	(220,925)	(220,925)
Repurchase and retirement of treasury stock (Note 1, Note 13)	(3,856,564)	(265)	(53,853)	—	(403,232)	(457,350)
Issuance of Class A ordinary shares upon completion of the IPO, net of offering costs (Note 13)	8,993,000	547	848,944	—	—	849,491
Share-based compensation	—	—	25,608	—	—	25,608

Balance as of December 31, 2013	105,136,436	7,149	1,949,013	1,986	254,216	2,212,364
Net income	—	—	—	—	748,680	748,680
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	3,946	—	3,946
Issuance of Class A ordinary shares upon completion of follow-on offering of ADSs in November, 2014, net of offering costs (Note 13)	2,424,801	149	603,831	—	—	603,980
Exercise and vesting of share-based awards	3,040,926	186	39,601	—	—	39,787
Share-based compensation	—	—	56,666	—	—	56,666

Balance as of December 31, 2014	110,602,163	7,484	2,649,111	5,932	1,002,896	3,665,423

Balance as of December 31, 2014, in US$		1,206	426,959	956	161,637	590,758

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

On June 14, 2011, the Company incorporated, under the laws of the Cayman Islands, a wholly-owned subsidiary, Sequel Media Inc. (“Sequel Media”). On June 30, 2011, the Company contributed all the shares of the entities that provided online advertising services to manufacturers and retailers in the information technology industry (collectively the “Distributed Entities”) to Sequel Media. On June 30, 2011, the Company distributed all the shares of Sequel Media to its shareholders. Accordingly, pursuant to ASC 205-20, Discontinued Operations, the Distributed Entities have been accounted for as a discontinued operation whereby the results of operations of these businesses have been eliminated from the results of continuing operations.

On October 8, 2011, the Shijiazhuang Industry and Commercial Bureau approved the termination of the business license of Shijiazhuang XinFeng Advertising Co., Ltd., formally dissolving the legal entity.

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

The Company successfully completed its IPO and listing of 8,993,000 American Depositary Shares (“ADSs”) on the New York Stock Exchange in December, 2013, and raised net proceeds of US$142,590 from the offering. Each ADS represents one ordinary share. Upon the completion of IPO in December, 2013, the Company’s dual-class ordinary share structure came into effect (Note 13). Upon the completion of follow-on offering in November 2014, 2,424,801 ADSs were issued by the Company and 6,964,612 Class B ordinary shares were converted into Class A ordinary shares. The net proceeds from the follow-on offering amounted to US$97,344 net of issuance cost. As of December 31, 2014, the Company had ordinary shares outstanding, comprised of 48,777,835 Class A ordinary shares and 61,824,328 Class B ordinary shares. Telstra remains the Company’s controlling shareholder holding 55.9% of the total equity interest and voting rights, respectively in the Company as of December 31, 2014.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

As of December 31, 2014, the Company’s principal subsidiaries and VIEs where Autohome WFOE is the primary beneficiary include the following entities:

Entity	Date of incorporation or acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
Subsidiaries

Cheerbright International Holdings, Ltd (“Cheerbright”)	June 13, 2006	British Virgin Islands	100%	Investment holding
Autohome (Hong Kong) Ltd. (“Autohome HK”)	March 16, 2012	Hong Kong	100%	Provision of online advertising services

Autohome Media Limited (“Autohome Media”, formerly known as Prbrownies Marketing Limited)	October 18, 2013	Hong Kong	100%	Provision of online advertising services
Beijing Cheerbright Technologies Co., Ltd. (“Autohome WFOE”)	September 1, 2006	PRC	100%	Provision of technical and consulting services

Autohome Shanghai Advertising Co., Ltd.	September 29, 2013	PRC	100%	Provision of online advertising services

Beijing Prbrownies Software Co., Ltd. (formerly known as “Beijing Autohome Software Co., Ltd.”)	November 12, 2013	PRC	100%	Provision of information technology services
Beijing Autohome Technologies Co., Ltd.	November 12, 2013	PRC	100%	Provision of information technology services

Beijing Autohome Advertising Co., Ltd.	November 13, 2013	PRC	100%	Provision of online advertising services

Guangzhou Autohome Advertising Co., Ltd.	November 25, 2013	PRC	100%	Provision of online advertising services
Tianjin Autohome Technologies Co., Ltd.	October 20, 2014	PRC	100%	Provision of information technology services
Autohome (Tianjin) Automobile Sales Co., Ltd.	October 20, 2014	PRC	100%	Provision of automobile and component parts sales service

VIEs

Beijing Autohome Information Technology Co., Ltd. (“Autohome Information”)	August 28, 2006	PRC	—	Provision of online advertising and dealer subscription services
Beijing Shengtuo Autohome Advertising Co., Ltd.	September 21, 2010	PRC	—	Provision of online advertising services
Beijing Shengtuo Hongyuan Information Technology Co., Ltd. (“Shengtuo Hongyuan”)	November 8, 2010	PRC	—	Provision of online advertising and dealer subscription services
Beijing Shengtuo Chengshi Advertising Co., Ltd.	November 12, 2010	PRC	—	Provision of online advertising services
Shanghai Youche Youjia Advertising Co., Ltd. (“Shanghai Advertising”)	December 31, 2011	PRC	—	Provision of online advertising services
Guangzhou Youche Youjia Advertising Co., Ltd. (“Guangzhou Advertising”)	May 8, 2012	PRC	—	Provision of online advertising services

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”. The Group provides online advertising and dealer subscription services through its websites and mobile applications. These services are offered to automakers and dealers, and advertising agencies that represent automakers and dealers in the automobile industry. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries and VIEs in the PRC.

PRC laws and regulations prohibit or restrict foreign ownership of internet content and online advertising businesses. To comply with these foreign ownership restrictions, the Company and its subsidiaries operate websites and provide online advertising services and dealer subscription services in the PRC through VIEs. The paid-in capital of the VIEs was funded by the Company’s PRC subsidiary, Autohome WFOE, through loans extended to the VIEs’ shareholders (“Nominee Shareholders”). The effective control of the VIEs is held by Autohome WFOE, through a series of contractual arrangements (the “Contractual Arrangements”). As a result of the Contractual Arrangements, Autohome WFOE maintains the ability to control the VIEs, is entitled to substantially all of the economic benefits from the VIEs and is obligated to absorb all of the VIE’s expected losses.

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

Loan agreements

Pursuant to the loan agreements between the Nominee Shareholders of the VIEs and the WFOE, the WFOE granted interest-free loans for the Nominee Shareholders’ contributions to the VIEs. The term of the loan is indefinite until the WFOE requests repayment. The manner and timing of the repayment shall be at the sole discretion of the WFOE and at the WFOE’s option may be in the form of transferring the VIEs’ equity interest to the WFOE or its designated persons.

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

Risk in relation to the VIE Structure

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

The Group conducts its operations in China through Contractual Arrangements entered into between the Autohome WFOE and VIEs. In 2014, the Group began gradually migrating the advertising service business from the VIEs to Autohome Media and its subsidiaries, a transition that is expected to be completed in the next two to three years. The relevant regulatory authorities may find the current contractual arrangements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company or any of its current or future VIEs or subsidiaries are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including levying fines, confiscating the income of Autohome WFOE, Shanghai Advertising, Guangzhou Advertising, Autohome Information and its subsidiaries, revoking the business licenses or operating licenses of Autohome WFOE, Shanghai Advertising, Guangzhou Advertising, Autohome Information and its subsidiaries, shutting down the Group’s servers or blocking the Group’s websites, discontinuing or placing restrictions or onerous conditions on the Group’s operations, requiring the Group to undergo a costly and disruptive restructuring, restricting the Group’s rights to use the proceeds from this offering to finance the Group’s business and operations in China, or enforcement actions that could be harmful to the Group’s business. Any of these actions could cause significant disruption to the Group’s business operations and severely damage the Group’s reputation, which would in turn materially and adversely affect the Group’s business and results of operations. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the actives of VIEs or the Company’s right to receive their economic benefits, the Company would no longer be able to consolidate the VIEs.

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

Based on the advice of the Company’s PRC legal counsel, the corporate structure and Contractual Arrangements of the Company’s VIEs and WFOE in China are in compliance with all existing PRC laws and regulations. Therefore, in the opinion of management, (i) the ownership structure of the Company and the VIEs are in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements with VIEs and their nominee shareholder are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC law and regulations in all material respects.

VIEs contributed an aggregate of 99.7%, 100.0% and 69.1% of the consolidated net revenues for the years ended December 31, 2012, 2013 and 2014, respectively after elimination of inter-company transactions. As of December 31, 2013 and 2014, the VIEs accounted for an aggregate of 62.2% and 37.4%, respectively, of the consolidated total assets, and 40.5% and 15.6%, respectively, of the consolidated total liabilities after elimination of inter-company balances.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the company in the form of loans and advances or cash dividends. Please refer to Note 14 for disclosure of restricted net assets.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs included in the Company’s consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows:

	December 31,
	2013	2014
	RMB	RMB	US$

Current assets	577,529	639,347	103,044
Non-current assets	1,606,709	1,612,276	259,852

Total assets	2,184,238	2,251,623	362,896

Current liabilities	493,710	498,209	80,297
Non-current liabilities	33,069	26,889	4,334

Total liabilities	526,779	525,098	84,631

Net assets	1,657,459	1,726,525	278,265

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Net revenues	729,961	1,216,410	1,473,401	237,469
Net (loss)/income	(7,790)	28,170	57,358	9,244

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	RMB

Net cash generated from operating activities	27,633	29,925	102,403	16,504
Net cash used in investing activities	(24,865)	(38,100)	(33,773)	(5,443)
Net cash generated from financing activities	—	—	—	—

The revenue-producing assets that are held by the VIEs comprise of customer relationships, trademarks, websites, domain names and servers.

The current assets of the VIEs included amounts due from PRC subsidiaries of RMB883 and RMB280,857 (US$45,266), for the years ended December 31, 2013 and 2014, respectively, which were eliminated upon consolidation by the Company. The current liabilities of the VIEs included amounts due to PRC subsidiaries of RMB20,323 and RMB274,569 (US$44,253), for the years ended December 31, 2013 and 2014, respectively, which were eliminated upon consolidation by the Company. There was no pledge or collateralization of the VIEs’ assets and the WFOE has not provided any financial support that it was not previously contractually required to provide to the VIEs. There were no assets of the VIEs that can only be used to settle their own obligations. Creditors of the VIEs have no recourse to the general credit of the WFOE, which is the primary beneficiary of the VIEs.

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

The functional currency of the Company and Cheerbright, is the United States dollar (“US$”), whereas the functional currency of Autohome HK and Autohome Media is the Hong Kong dollar (“HK$”), and the functional currency of the PRC subsidiaries and VIEs is the Chinese Renminbi (“RMB”) as determined based on the criteria of ASC 830, Foreign Currency Matters. The Company uses the RMB as its reporting currency. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses are included in other income, net in the consolidated statements of comprehensive income.

Assets and liabilities of the Company, Cheerbright, Autohome HK and Autohome Media are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year.

(e)	Convenience Translation

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.2046 on December 31, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

(g)	Term deposits

All bank deposits with original maturities of greater than 90 days but less than 365 days are classified as term deposits which are stated at their approximate fair value.

(h)	Restricted Cash

Restricted cash represents cash pledged to the bank as collateral for the Company’s loan facility.

(i)	Deferred Offering Costs

Direct costs incurred by the Company attributable to its IPO of ordinary shares in December, 2013 and follow-on offering of ADSs in November, 2014 in the United States have been deferred and charged against the gross proceeds received from such offerings.

(j)	Fair Value of Financial Instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, term deposits, restricted cash, accounts receivable, other current assets, short-term debt, accrued expenses and other payables, payable for repurchase of common stock and due to related parties. The carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments.

(k)	Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. An accounts receivable balance is written off after all collection effort has ceased.

(l)	Property and Equipment

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

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Intangible Assets

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

Category	Estimated useful life
Trademark	15 years
Customer relationship	5 years
Websites	4 years
Domain names	4 years
Licensing agreements	1.75 years

(n)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2013 and 2014 were related to its acquisition of Cheerbright, China Topside and Norstar. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

Goodwill is tested for impairment at the reporting unit level on an annual basis (December 31 for the Company) and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. These events or circumstances include a significant change in stock prices, business environment, legal factors, financial performances, competition, or events affecting the reporting unit. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Company’s business, estimation of the useful life over which cash flows will occur, and determination of the Company’s weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

Management has determined that the Group represents the lowest level within the entity at which goodwill is monitored for internal management purposes. Management evaluated the recoverability of goodwill by performing a qualitative assessment before using a two-step impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more-likely-than-not that the fair value of the reporting unit is in excess of its carrying amount. Therefore, management concluded that it was not necessary to proceed to the two-step goodwill impairment test. No impairment loss was recorded for any of the years presented.

If the Group reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, goodwill is reassigned based on the relative fair value of each of the affected reporting units.

(o)	Impairment of Long-Lived Assets and Intangibles

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

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)	Revenue Recognition

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

In determining its best estimated selling price for each deliverable, the Group considered its overall pricing model and objectives, as well as market or competitive conditions that may impact the price at which the Group would transact if the deliverable were sold regularly on a standalone basis. The Group monitors the conditions that affect its determination of selling price for each deliverable and reassesses such estimates periodically. Revenue is recognized ratably when the advertisements are published over the stated display period in the case of websites or when the services have been rendered in the case of promotional activities. The amount recognized is limited to the amount that is not contingent upon the delivery of additional deliverables or meeting other specified performance conditions

Dealer subscription services

The Group provides subscription services to automakers, dealers and agency companies that represent automakers and dealers. The Group makes available throughout the subscription period a webpage linked to its websites where the dealers can publish information such as the pricing of their products, locations and addresses and other related information. Revenue is recognized ratably as services are provided over the subscription period.

Rebates and cash incentives provided to customers

The Group provides rebates to agency companies based on cumulative annual advertising and service volume or surrounding occasional activities. The Group estimates its obligations under such agreements based on an evaluation of the likelihood of the agency companies’ achievement of the advertising and service volume targets, giving consideration to the actual activity during the incentive period and, as appropriate, evaluation of the agency companies purchase trends and history.

The Group also provides cash incentives to automakers and dealers who participated in various incentive programs on the Group’s online transaction platform. The cash incentives are accounted for as a reduction of revenue in accordance with ASC 605-50, “Revenue Recognition: Customer Payments and Incentives”.

Therefore, rebates and cash incentives are recorded as a reduction of revenue in the period revenue is recognized in the Group’s consolidated financial statements. The Group has estimated and recorded rebates and cash incentives to agency companies, dealers and automakers cumulatively amounting to RMB153,388, RMB231,136 and RMB395,175 (US$63,691) for the years ended December 31, 2012, 2013 and 2014, respectively.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Cost of Revenues

Cost of revenues consist primarily of bandwidth and internet data centre fees, depreciation of the Group’s long-lived assets, amortization of acquired intangible assets, VAT, business tax and surcharges and content-related costs. Content-related costs primarily comprise salaries and benefits for employees directly involved in revenue generation activities and other overhead expenses directly attributable to the provision of the online advertising and dealer subscription services.

The Group’s business is subject to VAT, business tax, surcharges and cultural construction fees levied on advertising related sales in China. Pursuant to ASC 605-45, Revenue Recognition—Principal Agent Considerations, the group elected to present VAT, business tax, surcharges and cultural construction fees as cost of revenues on the consolidated statements of comprehensive income. For the years ended December 31, 2013 and 2014, the Company’s PRC subsidiaries and its VIEs are subject to a 6% VAT for the service provided. Since November 2014, Beijing Prbrownies Software Co., Ltd. was entitled to a 14% VAT refund on the total VAT payable at the rate of 17% after registration of its software resolutions with the relevant authority.

(r)	Advertising Expenditures

Advertising expenditures which amounted to RMB37,858, RMB86,198 and RMB266,942 (US$43,023) for the years ended December 31, 2012, 2013 and 2014, respectively, are expensed as incurred and are included in sales and marketing expenses.

(s)	Product Development Expenses

Product development expenses consist primarily of employee costs related to personnel involved in the development and enhancement of the Group’s service offerings on its websites, mobile application and related software. The Group recognizes these costs as expenses when incurred, unless they result in significant additional functionality, in which case they are capitalized. No costs were capitalized during any of the years presented.

(t)	Leases

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

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. The Group leases office space and employee accommodation under operating lease agreements. Certain of the lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rental expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on straight-line basis over the term of the lease.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Income Taxes

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

The Company accounts for treasury stock repurchases at cost in accordance with ASC 505-30, Treasury Stock. When a corporation’s stock is retired, an excess of repurchase price over par value may be allocated between additional paid-in capital and retained earnings.

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

Comprehensive income is defined to include all changes in shareholders’ equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220-10, Comprehensive Income: Overall requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income includes foreign currency translation adjustments and is presented in the consolidated statement of comprehensive income. There have been no reclassifications out of accumulated other comprehensive income to net income for the periods presented.

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

The full-time employees of the Company’s PRC subsidiaries and VIEs are entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total expenses for the employee benefits plans were RMB13,666, RMB23,410 and RMB61,532 (US$9,917) for the years ended December 31, 2012, 2013 and 2014, respectively.

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

Forfeiture rates are estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. To the extent the Company revises these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. The Company, with the assistance of an independent third-party valuation firm, determined the fair value of the stock options granted to employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees. Subsequent to the IPO, fair value of the ordinary shares will be the price of the Company’s publicly traded shares.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(bb)	Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers, which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of the promised goods or services to customers in an amount that reflects the consideration to which entity expects to be entitled to in exchange for goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim period within that reporting period. Early adoption is not permitted. The Company is in the process of evaluating the effect of the update on the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s consolidated financial statements.

(cc)	Concentration of Risk

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, term deposits and accounts receivable. As of December 31, 2013 and 2014, cash and cash equivalents, restricted cash and term deposits amounting to RMB1,383,613 and RMB2,772,191 (US$446,796), respectively, were deposited with various major reputable financial institutions located in the PRC and international financial institutions outside of the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the creditworthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. The Group continues to monitor the financial strength of these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by the Group’s assessment of its customers’ creditworthiness and its ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses and these losses have generally been within expectations. There was one and one customer that individually represented greater than 10% of the total accounts receivable as of December 31, 2013 and 2014, respectively.

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

There were no customers that individually represented greater than 10% of the total net revenue for the years ended December 31, 2012, 2013 and 2014, respectively.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(cc)	Concentration of Risk (Continued)

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

As of December 31, 2014, cash and cash equivalents and term deposits in PRC were held by PRC subsidiaries and the VIEs. Cash and cash equivalents and term deposits of PRC subsidiaries and VIEs are all denominated in RMB and amounted to RMB1,600,167 (US$257,900) and RMB167,938 (US$27,067), respectively. Cash distributed outside of the PRC by PRC subsidiaries and the VIEs may be subject to PRC dividend withholding tax.

Foreign Currency exchange rate risk

Since July 21, 2005, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There was appreciation of RMB against US$ of approximately 1.0% and 2.9% in the years ended December 31, 2012 and 2013 and depreciation of 2.4% in the year ended December 31, 2014, respectively. While the international reaction to the appreciation of the RMB has generally been positive, there remains significant international pressure on the PRC Government to adopt an even more flexible currency policy, which could result in appreciation or depreciation of the RMB against the US$.

(dd)	Comparative Figures

Certain comparative amounts have been reclassified to conform with the current year’s presentation.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,
	2013	2014
	RMB	RMB	US$

Accounts receivable	466,965	737,030	118,788
Allowance for doubtful accounts	(1,253)	(335)	(54)

Total	465,712	736,695	118,734

As of December 31, 2013 and 2014, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	December 31,
	2013	2014
	RMB	RMB	US$

Beginning balance	1,161	1,253	202
Additions charged to bad debt expense	251	348	56
Reversal	—	(306)	(49)
Write off	(159)	(960)	(155)

Ending balance	1,253	335	54

The Group recognized additions to allowance for doubtful accounts amounting to RMB790, RMB251 and RMB42 (US$7) within general and administrative expenses, for the years ended December 31, 2012, 2013 and 2014, respectively.

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2013	2014
	RMB	RMB	US$

Rental deposits	2,105	843	136
Prepayments	7,769	42,120	6,789
Staff advances	867	2,435	392
Interest receivable	1,602	12,040	1,940
Receivables from third-party payment platform	—	12,283	1,980
Other receivables	944	4,190	675

	13,287	73,911	11,912

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

5.	TAXATION

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

Hong Kong

Autohome HK is incorporated in Hong Kong on March 16, 2012. In October 2013, Autohome HK acquired Autohome Media, a Hong Kong advertising and marketing company. Companies registered in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. For the years ended December 31, 2012, 2013 and 2014, the Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong during this period. Under the Hong Kong tax law, Autohome HK and Autohome Media are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

The PRC

In September 2010, Autohome WFOE was recognized as a “High-New Technology Enterprise” (“HNTE”), and is eligible for a 15% preferential tax rate effective from 2010 to 2012 and thereafter for an additional three years through an administrative renewal process if it qualifies. Autohome WFOE met the HNTE requirements and completed the administrative renewal process in November 2013, qualifying them for a 15% preferential tax rate for three years from 2013 to 2015. The aggregate effects of the preferential tax rate were RMB34,007, RMB49,551 and RMB89,394 (US$14,408) for the years ended December 31, 2012, 2013 and 2014, respectively. The basic earnings per share effects related to the preferential tax rate were RMB0.34, RMB0.50 and RMB0.84 (US$0.14) for the years ended December 31, 2012, 2013 and 2014, respectively.

The Company’s remaining PRC subsidiaries and all the VIEs were subject to EIT at a rate of 25% for the years ended December 31, 2012, 2013 and 2014.

Under the New EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

5.	TAXATION (CONTINUED)

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, and other aspects of an enterprise. As of December 31, 2014, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2014, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it would be subject to PRC tax under the New EIT Law. The Company has analyzed the applicability of this law and will continue to monitor the related development and application.

The Company had minimal operations in jurisdictions other than the PRC. Income before income tax expenses consists of:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

PRC	317,844	570,659	946,261	152,510
Non PRC	(13,975)	(2,203)	(4,800)	(774)

	303,869	568,456	941,461	151,736

The income tax expense is comprised of:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Current	84,851	136,047	187,447	30,211
Deferred	6,137	(23,753)	5,334	860

	90,988	112,294	192,781	31,071

The reconciliation of income tax expense for the years ended December 31, 2012, 2013 and 2014 is as follows:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Income before income tax expense	303,869	568,456	941,461	151,736

Income tax expense computed at applicable tax rates (25%)	75,967	142,114	235,365	37,935
Non-deductible expenses	14,571	697	8,344	1,345
Valuation allowances	—	2,114	5,493	885
Outside basis difference	30,278	14,254	27,789	4,479
Effect of international tax rate difference	3,494	551	1,200	193
Interest expense relating to unrecognized tax benefits	685	2,115	3,984	642
Effect of preferential tax rate	(34,007)	(49,551)	(89,394)	(14,408)

Income tax expense	90,988	112,294	192,781	31,071

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

5.	TAXATION (CONTINUED)

Deferred tax

The significant components of deferred taxes are as follows:

	December 31,
	2013	2014
	RMB	RMB	US$

Deferred tax assets
Current
Allowance for doubtful accounts	367	84	13
Accrued staff cost	19,538	31,463	5,071
Accrued expenses	5,251	7,802	1,258
Revenue recognition	11,174	17,941	2,892
Tax losses	2,437	2,962	477
Less: Valuation allowances	(2,114)	(2,283)	(368)

Net current deferred tax assets	36,653	57,969	9,343

Non-current
Tax losses	—	5,324	858
Less: Valuation allowances	—	(5,324)	(858)

Net non-current deferred tax assets	—	—	—

Total deferred tax assets	36,653	57,969	9,343

Deferred tax liabilities
Non-current
Intangible assets	10,816	9,677	1,559
Outside basis difference	470,911	498,700	80,376

Total non-current deferred tax liabilities	481,727	508,377	81,935

Total deferred tax liabilities	481,727	508,377	81,935

In assessing the realizability of deferred tax assets, the Group has considered whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Group records a valuation allowance to reduce deferred tax assets to a net amount that management believes is more-likely-than-not of being realizable based on the weight of all available evidence. The Company recorded valuation allowances against the deferred tax assets of one VIE as of December 31, 2013 and five VIEs as of December 31, 2014, respectively, due to the cumulative tax loss positions and insufficient forecasted future taxable income.

As of December 31, 2014, the Group had net operating losses of approximately RMB33,927 (US$5,468), which can be carried forward to offset taxable income. The net operating loss will start to expire in 2017 if not utilized.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

5.	TAXATION (CONTINUED)

As of December 31, 2013 and 2014, the Company intended to indefinitely reinvest the undistributed earnings of its PRC subsidiaries. As of December 31, 2013 and 2014, the total amount of undistributed earnings from the Company’s PRC subsidiaries that are considered to be permanently reinvested was RMB570,864 and RMB1,265,273 (US$203,925), respectively. As of December 31, 2013 and 2014, determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical.

Unrecognized tax benefits

As of December 31, 2013 and 2014, the Company recorded an unrecognized tax benefit of RMB29,459 and RMB24,058 (US$3,877), respectively, of which RMB418 and nil, respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. This primarily represents the estimated income tax expense the Group would pay should its income tax returns have been prepared in accordance with the current PRC tax laws and regulations. It is possible that the amount of uncertain tax position will change in the next twelve months, however, an estimate of the range of the possible outcomes cannot be made at this time. As of December 31, 2013 and 2014, unrecognized tax benefits of RMB10,560 and RMB15,222 (US$2,453), respectively, if ultimately recognized, will impact the effective tax rate.

A roll-forward of unrecognized tax benefits is as follows:

	December 31,
	2013	2014
	RMB	RMB	US$

Beginning balance	17,379	26,659	4,297
Additions based on tax positions related to current year	16,514	4,662	751
Decreases based on tax positions related to prior years	(7,234)	(14,047)	(2,264)

Ending balance	26,659	17,274	2,784

During the years ended December 31, 2012, 2013 and 2014, the Company recorded late payment interest expense of RMB685, RMB2,115 and RMB3,984 (US$642), and penalties of nil, nil and nil, respectively, as part of income tax expense. As of December 31, 2013 and 2014, the Company recorded RMB2,800 and RMB6,784 (US$1,093) for late payment interest expense, and nil and nil for penalties.

The tax years ended December 31, 2009 through 2014 for the Company’s PRC subsidiaries and VIEs remain subject to examination by the PRC tax authorities.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2013	2014
	RMB	RMB	US$
At cost:
Electronic equipment	90,248	120,872	19,481
Office equipment	563	792	128
Motor vehicles	3,176	2,729	440
Purchased software	7,858	9,440	1,521
Leasehold improvements	4,672	14,749	2,377

	106,517	148,582	23,947
Less: Accumulated depreciation	(48,620)	(73,700)	(11,878)

	57,897	74,882	12,069

Depreciation expense was RMB14,301, RMB25,548 and RMB35,084 (US$5,655) for the years ended December 31, 2012, 2013 and 2014, respectively.

7.	INTANGIBLE ASSETS, NET

The following tables present the Group’s intangible assets with definite lives as of the respective balance sheet dates:

	December 31, 2014
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB	US$

Trademarks	68,310	(29,601)	38,709	6,239
Customer relationship	9,050	(9,050)	—	—
Websites	27,000	(27,000)	—	—
Domain names	1,870	(1,870)	—	—
Licensing agreements	2,352	(1,661)	691	111

	108,582	(69,182)	39,400	6,350

	December 31, 2013
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB

Trademarks	68,310	(25,047)	43,263
Customer relationship	9,050	(9,050)	—
Websites	27,000	(27,000)	—
Domain names	1,870	(1,714)	156
Licensing agreements	2,266	(324)	1,942

	108,496	(63,135)	45,361

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

7.	INTANGIBLE ASSETS, NET (CONTINUED)

The intangible assets are amortized using the straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from approximately 1.75 to 15 years. Amortization expense was RMB10,203, RMB6,250 and RMB6,053 (US$976) for the years ended December 31, 2012, 2013 and 2014, respectively.

The annual estimated amortization expenses for the acquired intangible assets for each of the next five years are as follows:

	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB

Trademarks	4,554	4,554	4,554	4,554	4,554
Licensing agreements	691	—	—	—	—

	5,245	4,554	4,554	4,554	4,554

8.	GOODWILL

At December 31, 2013 and 2014, goodwill was RMB1,504,278 and RMB1,504,278 (US$242,446), respectively.

Goodwill was assessed for impairment as of December 31, 2013 and 2014, and no impairment loss was recognized in any of the years presented.

9.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables are as follows:

	December 31,
	2013	2014
	RMB	RMB	US$

VAT and surcharges payable	4,496	22,535	3,632
Payroll and welfare payable	100,454	160,404	25,852
Accrued rebates and cash incentives	182,057	283,025	45,615
Deposit from customers	3,400	13,289	2,142
Accrued expenses	1,262	15,565	2,509
Payable for purchase of fixed assets	—	10,598	1,708
Professional service fees	22,912	3,798	612
Others	9,513	15,320	2,470

	324,094	524,534	84,540

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

10.	RELATED PARTY TRANSACTIONS

Name of related parties	Relationship with the Group

Telstra International HK Limited	A wholly-owned subsidiary of the Company’s major shareholder
Telstra International Limited	A wholly-owned subsidiary of the Company’s major shareholder
Beijing Australian Telecommunications Technical Consulting Limited	A wholly-owned subsidiary of the Company’s major shareholder

During the year ended December 31, 2013, Telstra International HK Limited provided network services amounting to RMB128 to Autohome Information. The outstanding balance has been paid in full as of December 31, 2013.

During the year ended December 31, 2013, Telstra International Limited provided network services amounting to RMB255 to Autohome Information. The outstanding balance has been paid in full as of December 31, 2013.

During the year ended December 31, 2013, the Group acquired Autohome Media in October 2013, which is 50% owned by the spouse of one of the Group’s former directors. There are no outstanding balances associated with this acquisition as of December 31, 2013.

During the year ended December 31, 2013, the Group and Telstra International Limited entered into an agreement where a Telstra executive would provide consulting services to the Group. Under this agreement, the amount due to Telstra for services provided during the year ended December 31, 2013 amounted to RMB418.

During the year ended December 31, 2013, the Group and Beijing Australian Telecommunications Technical Consulting Limited entered into an agreement where a Telstra executive would provide consulting services to the Group. Under this agreement, the amount due to Beijing Australian Telecommunications Technical Consulting Limited for services provided during the year ended December 31, 2013 amounted to RMB149.

During the year ended December 31, 2014, Telstra International Limited provided network maintenance services amounting to RMB384 (US$62) to Autohome Information.

During the year ended December 31, 2014, an executive of Telstra International Limited provided consulting services amounting to RMB266 (US$43) to the Group. The outstanding balance has been paid in full as of December 31, 2014.

During the year ended December 31, 2014, an executive of Beijing Australian Telecommunications Technical Consulting Limited provided consulting services amounting to RMB218 (US$35) to the Group. The outstanding balance has been paid in full as of December 31, 2014.

The Group had the following related party payables outstanding as of December 31, 2013 and 2014:

	December 31,
	2013	2014
	RMB	RMB	US$
Telstra International Limited	418	33	5
Beijing Australian Telecommunications Technical Consulting Limited	149	—	—

	567	33	5

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

11.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases office space and employee accommodation in the PRC under non-cancellable operating leases expiring on various dates. Payments under operating leases are expensed on a straight-line basis, after considering rent holidays, over the periods of the respective lease terms. The terms of the leases do not contain rent escalation or contingent rents for the years ended December 31, 2012, 2013 and 2014, total rental expenses for all operating leases amounted to RMB12,038, RMB17,898 and RMB30,461 (US$4,909) respectively.

As of December 31, 2014, the Group has future minimum lease payments under non-cancellable operating leases, with initial terms in excess of one year, for office premises consisting of the following:

	RMB	US$
2015	39,493	6,365
2016	34,785	5,606
2017	1,437	232
2018	1,317	212
2019	—	—

	77,032	12,415

Taxation

As of December 31, 2013 and 2014, the Group has recognized liabilities of RMB29, 041 and RMB24, 058 (US$3,877), respectively, related to unrecognized tax benefits (Note 5). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. The Group classified the accrual for unrecognized tax benefits as a non-current liability.

With respect to display advertising services, consistent with industry practice in the PRC, the Company regularly provides such services at a discount to its standard rates. These discounts are in the form of free advertising elements, of which the duration and other terms of services are specified as part of the revenue contract. The VAT pilot program replaced the business tax rules for advertising services in Beijing effective from September 1, 2012. There are uncertainties under the current VAT rules as to whether these free elements should constitute deemed services in addition to the chargeable elements rather than discounts to the overall revenue arrangements for tax purposes and thus be subject to VAT at the standard rates of services. The Company currently considers that such free elements do not give rise to deemed services for VAT purposes and the value-added tax for a revenue contract is calculated based on the contract price for the overall arrangements. The rules related to the VAT pilot program are still evolving and the timing of the promulgation of the final tax rules or related interpretation is uncertain. The estimated amount of this contingency as of December 31, 2014 is not determinable.

12.	COST OF REVENUES

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Content-related costs	62,871	95,987	127,929	20,618
Depreciation and amortization	21,978	26,439	31,703	5,110
Bandwidth and internet data centre	15,045	21,047	30,713	4,950
VAT, business taxes and surcharges	78,346	108,763	191,153	30,808

	178,240	252,236	381,498	61,486

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

13.	ORDINARY SHARES

On November 4, 2013, the Company entered into the West Crest Limited Share Purchase agreement and repurchased 3,856,564 treasury stock. On November 15, 2013, the Company decided to retire the treasury stocks repurchased. As of December 31, 2013, there was an outstanding payable of RMB 227,015 due to West Crest Limited, which was fully repaid in 2014.

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

Immediately prior to the completion of the IPO in December 2013, the Company had 27,354,496 Class A ordinary shares and 68,788,940 Class B ordinary shares outstanding. During the IPO, the Company issued 8,993,000 Class A ordinary shares. As of December 31, 2013, the Company had ordinary shares outstanding comprised of 36,347,496 Class A ordinary shares and 68,788,940 Class B ordinary shares.

Upon the completion of follow-on offering in November, 2014, 2,424,801 ADSs were issued by the Company and the net proceeds from the follow-on offering amounts to US$97,344 net of issuance costs. There were nil, nil and 6,964,612 class B ordinary shares converted into Class A ordinary shares for the years ended December 31, 2012, 2013 and 2014. As of December 31, 2014, the Company had ordinary shares outstanding, comprised of 48,777,835 Class A ordinary shares and 61,824,328 Class B ordinary shares.

14.	RESTRICTED NET ASSETS

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

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The Company’s VIEs in the PRC are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Group in the form of loans, advances or cash dividends. As of December 31, 2012, 2013 and 2014, the Company’s PRC subsidiaries and VIEs had appropriated RMB4,850, RMB7,113 and RMB8,836 (US$1,424), respectively, of retained earnings for its statutory reserves.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict the Company’s PRC subsidiaries and VIEs from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2013 and 2014, amounts restricted are the net assets of the Company’s PRC subsidiaries and VIEs, which amounted to RMB1,818,103 and RMB2,626,141 (US$423,257), respectively.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

15.	EARNINGS PER SHARE

Basic and diluted earnings per share for each of the years presented are calculated as follows:

		Year ended December 31,
	2012	2013		2014
	Ordinary shares	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	US$	RMB	US$

Basic earnings per share:
Numerator:
Net income	212,881	142,053	314,109	270,988	43,675	477,692	76,990
Denominator:
Weighted average ordinary shares outstanding	100,000,000	31,109,214	68,788,940	38,633,284	38,633,284	68,102,019	68,102,019

Basic earnings per share	2.13	4.57	4.57	7.01	1.13	7.01	1.13

Diluted earnings per share:
Numerator:
Net income	212,881	155,394	300,768	296,797	47,835	451,883	72,830
Reallocation of net income as a result of conversion of Class B into Class A ordinary shares (Note 13)	—	300,768	—	451,883	72,830	—	—

Net income	212,881	456,162	300,768	748,680	120,665	451,883	72,830

Denominator:
Weighted average ordinary shares outstanding	100,000,000	31,109,214	68,788,940	38,633,284	38,633,284	68,102,019	68,102,019
Conversion of Class B into Class A ordinary shares (Note 13)	—	68,788,940	—	68,102,019	68,102,019	—	—
Dilutive effect of share-based awards	650,652	4,431,072	—	6,096,282	6,096,282	—	—

Weighted-average number of shares outstanding- diluted	100,650,652	104,329,226	68,788,940	112,831,585	112,831,585	68,102,019	68,102,019

Diluted earnings per share	2.12	4.37	4.37	6.64	1.07	6.64	1.07

The effects of 2,048,849, 43,846 and nil stock options were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the years ended December 31, 2012, 2013 and 2014, respectively. The effects of 62,637 and 300,185 restricted shares were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the year ended December 31, 2013 and 2014.

16.	SHARE-BASED COMPENSATION

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

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

16.	SHARE-BASED COMPENSATION (CONTINUED)

The following table summarizes the options granted to employees and directors during the years ended December 31, 2012, 2013 and 2014.

Grant Date	Contractual Terms	Number of Awards	Exercise Price (US$)	Vesting Schedule
July 1, 2012	10 years	120,000	2.20	(a)
May 27, 2013	10 years	560,000	2.20	(b)
October 22, 2013	10 years	78,000	2.20	(b)
October 22, 2013	10 years	150,000	2.20	(c)
January 16, 2014	10 years	57,600	2.20	(d)
January 16, 2014	10 years	120,000	2.20	(e)

As of December 31, 2014, share-based awards to purchase 5,663,237 Class A ordinary shares were outstanding and share-based awards to purchase 2,488,937 Class A ordinary shares were available for future grant under the 2011 Plan and 2013 Plan, respectively.

(a)	25% of the awards have vested on each of July 1, 2013 and 2014 and the remainder of the awards will vest on an annual basis each July 1, thereafter, until July 1, 2016.
(b)	25% of the awards have vested on January 1, 2014 and the remainder of the awards will vest on an annual basis each January 1, thereafter, until January 1, 2017.
(c)	25% of the awards have vested on July 1, 2014 and the remainder of the awards will vest on an annual basis each July 1, thereafter, until July 1, 2017.
(d)	25% of the awards have vested on January 16, 2014 and the remainder of the awards will vest on an annual basis each January 16, thereafter, until January 16, 2017.
(e)	25% of the awards will vest on January 1, 2015 and the remainder of the awards will vest on an annual basis each January 1, thereafter, until January 1, 2018.

Share options

The following table summarizes the Company’s employee share option activity under the share option plans:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
		US$	US$	Years	US$

Outstanding, January 1, 2014	7,665,500	2.20	2.65	7.74	263,617
Granted	177,600	2.20	34.57
Exercised	(2,939,863)	2.20
Forfeited	(35,000)	2.20

Outstanding, December 31, 2014	4,868,237	2.20	3.77	6.89	166,299

Vested and expected to vest at December 31, 2014	4,818,877	2.20	3.73	6.87	164,613

Exercisable as of December 31, 2014	2,149,037	2.20	2.52	6.53	73,411

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

16.	SHARE-BASED COMPENSATION (CONTINUED)

The aggregate intrinsic value in the table above is calculated as the difference between the exercise price of the underlying awards and $36.36, the closing stock price of the Company’s ordinary shares on December 31, 2014. The total intrinsic value of options exercised during the year ended December 31, 2014 was RMB693,878 (US$111,833).

The aggregate fair value of the outstanding options at the grant dates were determined to be RMB114,013 (US$18,376) and such amount shall be recognized as compensation expenses using the straight-line method for all employee share options granted with graded vesting. As of December 31, 2014, there was RMB48,033 (US$7,742) of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested share-based awards which are expected to be recognized over a weighted-average period of 2.32 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

Restricted shares

The following table summarizes the restricted shares granted till December 31, 2014.

Grant Date	Vesting Schedule	Number of Awards	Fair Value per Share at the Grant date (US$)
November 4, 2013	(a)	400,000	12.38
May 8, 2014	(b)	100,000	29.00
October 9, 2014	(c)	406,000	39.35
December 9, 2014	(d)	1,063	36.71

(a)	25% of the awards have vested on September 29, 2014 and the remainder of the awards will vest on an annual basis each September 29, thereafter, until September 29, 2017.
(b)	The restricted shares granted on May 8, 2014 will vest over a period of approximately four years, with 25% of the awards vesting on various dates ranging from March 14, 2015 to May 13, 2015, and the remainder of the awards vesting on an annual basis thereafter, until 2018.
(c)	The restricted shares granted on October 9, 2014 will vest over a period of approximately four years, with 25% of the awards vesting on various dates ranging from January 1, 2015 to October 1, 2015, and the remainder of the awards vesting on an annual basis thereafter, until 2018.
(d)	The restricted shares granted on December 9, 2014 fully vested on the grant date.

Restricted shares activity for the year ended December 31, 2014 was as follows:

	Numbers of shares	Weighted average grant date fair value
		US$

Outstanding, January 1, 2014	400,000	12.38
Granted	507,063	37.30
Vested	(101,063)	12.64
Forfeited	(11,000)

Outstanding, December 31, 2014	795,000	27.87

Expected to vest, December 31, 2014	795,000	27.87

The weighted average fair value of restricted shares on the grant date was US$37.30, which was derived from the fair value of the underlying ordinary shares. The aggregate fair value of the restricted shares at the grant dates were determined to be RMB137,477 (US$22,157) and such amount shall be recognized as compensation expense using the straight-line method for all restricted shares granted with graded vesting. As of December 31, 2014, there was RMB122,026 (US$19,667) of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested restricted shares which are expected to be recognized over a weighted-average period of 3.15 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

16.	SHARE-BASED COMPENSATION (CONTINUED)

The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility and the exercise multiple for which employees are likely to exercise share options. For expected volatilities, the Company has made reference to the historical price volatilities of ordinary shares of several comparable companies in the same industry as the Company. For the exercise multiple, the Company has no historical exercise patterns as reference, thus the exercise multiple is based on management’s estimation, which the Company believes is representative of the future exercise pattern of the options. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury Bills yield curve in effect at the time of grant. The estimated fair value of the ordinary shares, at the option grant dates prior to the IPO, was determined with assistance from an independent third party valuation firm. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares. Subsequent to the IPO, fair value of the ordinary shares was the price of the Company’s publicly traded shares.

The Company calculated the estimated fair value of the share-based awards on the respective grant dates using the binomial option pricing model with the following assumptions:

	2012	2013	2014

Fair value of ordinary share	US$3.70	US$4.58-US$11.64	US$36.62
Risk-free interest rates	1.73%	2.07%-2.60%	2.909%
Expected exercise multiple	2.2	2.2	2.2
Expected volatility	60.40%	53.70%-55.49%	53.5%
Expected dividend yield	0.00%	0.00%	0.00%
Weighted average fair value per option granted	US$2.36	US$3.03-US$9.69	US$34.52-US$34.59

Share-based compensation expenses relating to options granted to employees recognized for the year ended December 31, 2014 is as follows:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Cost of revenues	6,553	6,534	8,048	1,298
Sales and marketing expenses	4,177	4,375	14,644	2,360
General and administrative expenses	15,734	11,738	20,557	3,313
Product development expenses	2,678	2,961	13,417	2,162

	29,142	25,608	56,666	9,133

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

17.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

	December 31,
	2013	2014
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	630,670	234,034	37,719
Term deposits	—	685,633	110,504
Prepaid expenses and other current assets	187	7,591	1,223
Due from subsidiaries	11,771	—	—

Total current assets	642,628	927,258	149,446

Non-current assets:
Other non-current assets	—	8,421	1,357
Investment in subsidiaries	1,818,025	2,737,009	441,126

Total non-current assets	1,818,025	2,745,430	442,483

Total assets	2,460,653	3,672,688	591,929

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	20,707	4,772	769
Payable for repurchase of common stock	227,015	—	—
Due to subsidiaries		2,493	402
Due to related parties	567	—	—

Total current liabilities	248,289	7,265	1,171

Total liabilities	248,289	7,265	1,171

Commitments and Contingencies

Shareholders’ equity:
Class A ordinary shares(par value of US$0.01 per share; 99,931,211,060 shares authorized; 36,347,496 and 48,777,835 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	2,472	3,301	532
Class B ordinary shares(par value US$0.01 per share; 68,788,940 shares authorized; 68,788,940 and 61,824,328 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	4,677	4,183	674
Additional paid-in capital	1,949,013	2,649,111	426,959
Accumulated other comprehensive income	1,986	5,932	956
Retained earnings	254,216	1,002,896	161,637

Total shareholders’ equity	2,212,364	3,665,423	590,758

Total liabilities and shareholders’ equity	2,460,653	3,672,688	591,929

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

17.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Operating expenses:
General and administrative expenses	(14,638)	(1,125)	(9,178)	(1,479)

Operating losses	(14,638)	(1,125)	(9,178)	(1,479)
Interest income	—	—	4,973	802
Equity in income of subsidiaries	227,519	457,287	752,885	121,342

Income before income taxes	212,881	456,162	748,680	120,665
Income tax expense	—	—	—	—

Net income	212,881	456,162	748,680	120,665

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	252	1,734	3,946	636

Comprehensive income	213,133	457,896	752,626	121,301

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Net cash used in operating activities	—	(3,294)	(8,908)	(1,436)

Net cash used in investing activities	—	—	(796,209)	(128,326)

Net cash generated from financing activities	—	632,865	404,754	65,235

Effect of exchange rate changes on cash and cash equivalents	—	1,099	3,727	600

Net increase(decrease) in cash and cash equivalents	—	630,670	(396,636)	(63,927)
Cash and cash equivalents at beginning of year	—	—	630,670	101,646

Cash and cash equivalents at end of year	—	630,670	234,034	37,719

(a)	Basis of accounting

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