Form 20-F
period 2015-12-31
Autohome Inc.
filed 2016-03-17
CIK 1527636

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Nicholas Yik Kay Chong

Chief Financial Officer

Tel: +86 (10) 5985-7001

E-mail: ir@autohome.com.cn

Fax: +86 (10) 5985-7387

10th Floor Tower B, CEC Plaza

3 Dan Ling Street

Haidian District, Beijing 100080

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Persons)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A ordinary shares, par value US$0.01 per share*	The New York Stock Exchange

*	Not for trading, but only in connection with the listing on The New York Stock Exchange of the American depositary shares (“ADSs”). Currently, one ADS represents one Class A ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 51,230,242 Class A ordinary shares, par value US$0.01 per share, and 61,824,328 Class B ordinary shares, par value US$0.01 per share, were outstanding as of December 31, 2015.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow: Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No   ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes  ☐    No  ☐

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“ADSs” are to our American depositary shares, each of which represents one Class A ordinary share;

•	“CAGR” refers to compound annual growth rate;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“shares” or “ordinary shares” are our ordinary shares, par value US$0.01 per share, before our initial public offering, or IPO, and our Class A and Class B ordinary shares, par value US$0.01 per share, after our initial public offering;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“we,” “us,” “our,” “our company” and “the Company” are to Autohome Inc., its predecessors, subsidiaries and variable interest entities, or VIEs;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•	“$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our ability to attract and retain users and customers;

•	our business strategies and initiatives as well as our new business plans;

•	our future business development, financial condition and results of operations;

•	our ability to further enhance our brand recognition;

•	our ability to attract, retain and motivate key personnel;

•	competition in our industry in China; and

•	relevant government policies and regulations relating to our industry.

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

The following tables present the selected consolidated financial information for our company. Our selected consolidated statement of comprehensive income data presented below for the years ended December 31, 2013, 2014 and 2015 and our selected consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 and the selected consolidated statement of comprehensive income data for 2011 and 2012 presented below have been derived from our consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	(in thousands, except for number of shares and per share data)
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Statement of Comprehensive Income Data:
Net revenues
Advertising services	379,666	592,622	894,937	1,499,516	2,400,023	370,500
Dealer subscription services	53,523	139,898	321,611	633,433	1,063,952	164,246

Total net revenues	433,189	732,520	1,216,548	2,132,949	3,463,975	534,746
Cost of revenues	(130,565)	(178,240)	(252,236)	(381,498)	(669,121)	(103,294)

Gross profit	302,624	554,280	964,312	1,751,451	2,794,854	431,452
Operating expenses
Sales and marketing expenses	(67,500)	(129,796)	(245,228)	(559,070)	(1,127,484)	(174,054)
General and administrative expenses	(46,547)	(83,153)	(82,529)	(129,751)	(193,655)	(29,895)
Product development expenses	(16,459)	(42,865)	(81,651)	(158,395)	(273,908)	(42,284)

Operating profit	172,118	298,466	554,904	904,235	1,199,807	185,219
Interest income	1,167	5,093	11,082	34,682	63,218	9,759
Interest expense	—	—	(414)	—	—	—
Earnings from equity method investments	—	—	—	—	102	16
Other income, net	509	310	2,884	2,544	13,064	2,017

Income from continuing operations before income taxes	173,794	303,869	568,456	941,461	1,276,191	197,011

Income tax expense	(38,348)	(90,988)	(112,294)	(192,781)	(285,542)	(44,080)
Income from continuing operations	135,446	212,881	456,162	748,680	990,649	152,931
Loss from discontinued operations	(4,182)	—	—	—	—	—

Net income	131,264	212,881	456,162	748,680	990,649	152,931
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	—	583	1,403	3,946	56,821	8,772
Comprehensive income	131,264	213,464	457,565	752,626	1,047,470	161,703

Earnings per share for ordinary shares – Basic
Net income from continuing operations	1.35	2.13	4.57	7.01	8.83	1.36
Loss from discontinued operations	(0.04)	—	—	—	—	—

Net income	1.31	2.13	4.57	7.01	8.83	1.36

	For the Year Ended December 31,
	(in thousands, except for number of shares and per share data)
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
Earnings per share for ordinary shares – Diluted
Net income from continuing operations	1.35	2.12	4.37	6.64	8.57	1.32
Loss from discontinued operations	(0.04)	—	—	—	—	—

Net income	1.31	2.12	4.37	6.64	8.57	1.32

Weighted average number of shares used to compute earnings per share(1)
Ordinary shares:
Basic	100,000,000	100,000,000	—	—	—	—
Diluted	100,189,928	100,650,652	—	—	—	—
Class A and Class B ordinary shares(2):
Basic	—	—	99,898,154	106,735,303	112,227,405	112,227,405
Diluted	—	—	104,329,226	112,831,585	115,646,826	115,646,826
Dividend per share(3)	—	—	—	—	—	—

(1)	Earnings per share for ordinary shares (Diluted) for each year from 2011 to 2015 were computed after taking into account the dilutive effect of the shares underlying our employees’ share-based awards.
(2)	As holders of Class A and Class B ordinary shares have the same dividend right in our undistributed earnings, the basic and diluted net income per Class A ordinary share and Class B ordinary share are the same for all the periods presented during which there were two classes of ordinary shares. The weighted average number of shares represents the sum of the weighted average number of Class A and Class B ordinary shares. Please see “Earnings per Share” under Note 17 to our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amounts and the weighted average numbers of Class A and Class B ordinary shares.
(3)	Dividends distributed to our shareholders in the fiscal years ended 2012 and 2013 were one-time distributions due to special circumstances. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

	As of December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents, restricted cash and term deposits	213,705	420,576	1,383,613	2,772,191	4,169,053	643,591
Accounts receivable, net	203,102	326,071	465,712	736,695	1,075,456	166,022
Total current assets	451,823	786,192	1,899,265	3,640,766	5,742,475	886,486
Total assets	2,043,005	2,379,673	3,512,950	5,278,515	7,530,076	1,162,445
Deferred revenue	41,461	94,392	213,240	438,797	872,487	134,689
Total current liabilities	203,805	336,292	789,818	1,080,657	2,156,534	332,913
Total liabilities	682,726	821,698	1,300,586	1,613,092	2,679,040	413,574
Total shareholders’ equity	1,360,279	1,557,975	2,212,364	3,665,423	4,851,036	748,871

Exchange Rate Information

Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.4778 to US$1.00, the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2015. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On February 29, 2016, the noon buying rate was RMB6.5525 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
	(RMB per US$1.00)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
September	6.3556	6.3676	6.3836	6.3544
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We rely on China’s automotive industry for substantially all of our revenues and future growth. We have greatly benefited from the growth of China’s automotive industry during the past few years. However, China’s automotive industry is still at an early stage of development and are subject to many uncertainties. We cannot predict how this industry will develop in the future. Further, the growth of China’s automotive industry could be affected by many factors, including general economic conditions in China, the urbanization rate of China’s population, the growth of disposable household income, the cost of new automobiles as well as tax and incentives related to automobile purchases. In addition, governmental policies may have a considerable impact on the growth of the automotive industry in China. For example, in an effort to alleviate traffic congestion and improve air quality, the Beijing municipal government issued a regulation in December 2010 to limit the number of new passenger vehicle plates issued in Beijing each year to 240,000 commencing in 2011, and the limitation was subsequently further reduced to 150,000 starting from 2014. There are similar policies that restrict the issuance of new passenger vehicle plates in several other cities, Shanghai, Guangzhou, Tianjin, Guiyang, Shijiazhuang, Hangzhou and Shenzhen. Other cities such as Chengdu, Chongqing and Wuhan may take measures to limit the number of purchases of automobiles. In September 2013, the PRC government released a plan for the prevention and remediation of air pollution, which requires large cities such as Beijing, Shanghai and Guangzhou to further restrict the ownership of motor vehicles. In October 2013, the Beijing municipal government issued an additional regulation to limit the total number of vehicles in Beijing to no more than six million by the end of 2017, compared to approximately 5.2 million vehicles in operation by the end of 2013. In 2015, the PRC government released high automobile emission standards and new tax benefits for electric cars. Since late 2014, the PRC government has released a series of incentive policies for new energy-efficient vehicles. Beginning from late 2011, the National Development and Reform Commission, one of China’s antitrust regulatory authorities, initiated a series of investigations into the pricing practices of foreign automobile companies in China in connection with allegations of the lack of fair competition. These investigations may lead to price reductions due to enhanced competition. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive industry, and in turn reduce demand for automobiles. If automakers and automobile dealers were to reduce their marketing expenditures as a result, our business, financial condition and results of operations could be materially and adversely affected.

We face significant competition, and if we fail to compete effectively, we may lose market share and our business, prospects and results of operations may be materially and adversely affected.

The markets for our services are highly competitive. With respect to our advertising services, we face competition from China’s automotive websites, such as xcar.com.cn, pcauto.com.cn and bitauto.com, from the automotive channels of major internet portals, such as Sina and Sohu, and from social media and online video websites. We may also face competition from other websites engaged in the online automobile transaction business, such as bitauto.com and tmall.com, as we develop our transaction platform. In addition, we also face competition from other used-automobile websites, such as 51auto.com, taoche.com, youxinpai.com, guazi.com and renrenche.com. Competition with these and other websites is primarily centered on increasing user reach, user engagement and brand recognition, relationships with the suppliers, and attracting and retaining advertisers or customers, among other factors.

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

For our advertising business and dealer subscription business, we also face competition from traditional advertising media, such as newspapers, magazines, yellow pages, television, radio and outdoor media. Advertisers in China generally allocate a significant portion of their marketing budgets to traditional advertising media. If we cannot effectively compete with traditional media for the marketing budgets of our existing and potential customers, our results of operations and growth prospects could be adversely affected. For our transaction business, as online automobile transaction is a relatively new business model and consumers in China might be accustomed to make automobile purchases with traditional dealerships, we cannot guarantee that the automobile consumers in China will accept such business model. If we cannot earn consumer recognition and trust in our transaction business, our results of operations and growth prospects could be adversely affected.

If we fail to attract and retain users and advertisers, our business and results of operations may be materially and adversely affected.

In order to maintain and strengthen our position as the leading online destination for automobile consumers in China, we must continue to attract and retain users to our websites, which requires us to continue to provide quality content throughout the automobile-ownership cycle. We must also innovate and introduce services and applications that enhance user experience. In addition, we must maintain and enhance our brand recognition among consumers. If we fail to provide high-quality content, offer a superior user experience or maintain and enhance our brand recognition, we may not be able to attract and retain users. If our user base decreases, our websites may be rendered less attractive to advertisers and our advertising services and dealer subscription services revenues may decline, which may have a material and adverse impact on our business, financial condition and results of operations.

We may not be able to successfully monetize and expand our mobile internet services.

We plan to continue to expand our mobile internet services and explore monetization strategies for our mobile internet services. We have made significant efforts in recent years to optimize the mobile version of our websites to display our content and develop new mobile applications to capture a greater number of users that access our services through mobile devices. For example, the number of our average daily unique users who access our websites via mobile devices and the number of our average daily unique users of our mobile applications amounted to approximately 7.7 million and 6.1 million, respectively, in December 2015. However, if we are unable to attract and retain a substantial number of mobile device users, or if we do not keep up with our competitors in developing attractive services that are adapted for such mobile devices, we may fail to capture a significant share of an increasingly important portion of the mobile internet market for our services or lose existing users.

Furthermore, we are still in the midst of experimenting with early monetization strategies for our mobile internet services. Advertisers currently spend less on advertising on mobile devices as compared to advertising on PCs, and may not increase their advertising spending on mobile devices in the future. If our users continue to allocate more time on our mobile services instead of our traditional PC services, mobile monetization may become increasingly important to our results of operations. Accordingly, if we are unable to successfully implement monetization strategies for our mobile internet users, our results of operations may be negatively affected.

A limited number of automaker advertisers have accounted for, and are expected to continue to account for, a significant portion of our revenues. The failure to maintain or to increase revenues from these advertisers could harm our prospects.

A limited number of automaker advertisers have accounted for, and are expected to continue to account for, a significant portion of our revenues. Our top five advertisers, all of whom were automakers, contributed 15.0%, 9.8% and 11.1% of our net revenues in 2013, 2014 and 2015, respectively. In each of 2013, 2014 and 2015, 75, 85 and 87 automakers operating in China used our advertising services. These automakers include independent Chinese automakers, joint ventures between Chinese and international automakers and international automakers that sell cars made outside of China. We believe that our major future revenue growth will be focused on deepening our existing commercial relationships with automakers to increase our share of each automaker’s advertising budget. If we fail to do so, our growth prospects could be harmed.

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

We may not be able to successfully monetize and expand our dealer network.

We had local sales and service representatives covering 202 cities across China as of December 31, 2015. We intend to increase our penetration in existing dealer advertising and subscription services markets and expand into new geographic markets. China is a large and diverse country and business practices and demands may vary significantly by region and by the level of development of the cities. Our experience in the markets in which we currently operate may not be applicable in other parts of China or in the lower tier cities in China. We may not be able to leverage our experience to expand into new geographic markets or in the lower tier cities in China. As a result, our monetization and expansion strategies, including our “share of wallet” approach, sales and marketing efforts designed to attract dealer advertisers and maximize the conversion of registered dealers using our free basic listing service into dealer subscribers, may be unsuccessful. Furthermore, expanding into new geographical markets or lower tier cities will require us to hire additional employees to cover these markets. We will incur additional compensation and benefit costs, office rental expenses and other costs, as well as additional strain on our managerial resources. In addition, we intend to further monetize our existing dealer network by converting dealers that currently use our free listing service into dealer subscribers, increasing the average spending of our existing dealer subscribers and upselling our premium packages with higher rates for our dealer subscription services. If we are unable to successfully monetize and expand our dealer network and to generate sufficient revenues to cover our increased costs and expenses, our business and results of operations may be materially and adversely affected.

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

We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products and services. Our marketing and promotional activities may not be well received by customers and may not result in the levels of sales of products and services that we anticipate. We incurred RMB245.2 million, RMB559.1 million and RMB1,127.5 million (US$174.1 million) in sales and marketing expenses in 2013, 2014 and 2015, respectively, representing 20.2%, 26.2% and 32.6%, respectively, of total net revenues in the corresponding years. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. We conducted various sales and marketing initiatives to promote our brands through search engines, mobile platforms and navigation sites, a 10-year anniversary campaign, “Singles’ Day” event and various offline promotional activities such as the “Group Buy” initiative. For example, we have entered into an arrangement with Baidu for a 12-month period that started from July 1, 2014, for enhanced automotive-related content search results on PCs powered by “Aladdin,” Baidu’s open platform initiative, and we continued our cooperation with Baidu as an exclusive supplier for automotive-related content on PCs powered by “Aladdin” for a six-month period that started from August 25, 2015. We also cooperate with brands and dealers for promotions in target regions. We may not be able to continue or conduct these activities efficiently, and our marketing activities may not yield satisfactory results. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could impact our net revenues and profitability.

Inaccuracy in pricing and listing information provided by our dealer customers may adversely affect our business and financial performance.

Our automobile listings and promotional information are provided and continuously updated by our dealer customers. Users interested in particular vehicle models can conveniently search for up-to-date information on such models without having to visit the local showrooms of relevant dealers. If such listings and promotional information provided by our dealer customers are frequently inaccurate or not reliable, our users may lose faith in our websites, resulting in reduced user traffic to our websites and diminished value to advertisers. We may receive more customer complaints, and we may need to allocate more resources in responding and handling such complaints. We cannot guarantee that such complaints will be resolved in satisfactory. Our reputation could be harmed, which could adversely affect our business and financial performance.

We may not be able to manage our expansion and new business initiatives effectively.

We have experienced rapid growth in our business in recent years. The number of our employees has grown rapidly from 1,191 as of December 31, 2013 to 1,771 as of December 31, 2014 and 3,292 as of December 31, 2015. Our net revenues increased from RMB1,216.5 million in 2013 to 2,132.9 million in 2014 and RMB3,464.0 million (US$534.7 million) in 2015, representing a CAGR of 68.7%. We expect to continue to grow our user base and our business operations.

Our rapid expansion and new business initiatives may expose us to new challenges and risks. To manage the further expansion of our business, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and internal controls. We also need to train, manage and motivate our growing employee base. In addition, we need to maintain and expand our relationships with automaker and dealer advertisers, advertising agencies and other third parties. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations. We may be required to increase our sales and marketing expenses in order to support any such expansion and our efforts may not be effective. If we fail to manage our expansion and new business initiatives effectively or efficiently, our business and results of operations may be materially and adversely affected.

If we are unable to maintain our relationships with advertising agencies or if we are unable to collect accounts receivable from advertising agencies in a timely manner, our results of operations and prospects may be materially and adversely affected.

Although we consider automakers and automobile dealers to be our end-customers for our advertising business and dealer subscription business, we sell our advertising services and solutions primarily to third-party advertising agencies that represent the automakers and automobile dealers, as is customary in China. Our top ten advertising agencies accounted for 44.0%, 38.7% and 39.2% of our total net revenues in 2013, 2014 and 2015, respectively. In 2013, 2014 and 2015, our largest agency accounted for 6.7%, 5.9% and 6.9% of our total net revenues, respectively. We do not have long-term cooperation agreements or exclusive arrangements with these agencies and they may elect to direct business to other advertising service providers, including our competitors. If we fail to retain and enhance our business relationships with third-party advertising agencies, we may suffer from a loss of advertisers and our business, financial condition, results of operations and prospects may be materially and adversely affected. In our agreements with certain major advertising agencies, we undertake to provide them with most favored pricing terms. Such most favored pricing terms may hinder our ability to acquire new customers using special pricing terms.

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

The use of the internet as a marketing medium in China has been growing recently but remains in an early stage as compared to the developed markets. The expansion of China’s internet population may be limited by a number of factors, including limitations on network infrastructure and social and political uncertainties, among others.

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

If the internet does not become more widely accepted as an effective media platform for advertising and marketing by China’s automotive industry, our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to grow our transaction business, we may not be able to achieve our expected business growth and our results of operations may be adversely affected.

We started to develop our transaction business in 2014 and has expanded to include direct vehicle sales and commission-based services facilitating transactions through our transaction platform. In June 2014, we launched Autohome Mall, an online transaction platform that we believe will allow us to be a transaction facilitator as we develop our transaction business. The success of our transaction business depends, in part, on third parties and factors over which we have limited control. We may incur more investment on inventory. We will need to react quickly to meet the changing consumer preferences and buying trends relating to our transaction business. We will also face competition from other websites engaged in the online automobile transaction business as well as from traditional dealerships. In addition, we also rely on our dealership partners to perform order fulfillments for vehicles sold on our platform. We may not be able to cooperate with dealership partners on commercially reasonable terms, or at all. We may not have full control over the order fulfillment procedures, and any dissatisfaction from the consumers might harm our reputation.

Furthermore, we must keep up to date with competitive technology trends, including the use of new or improved technology, creative user interfaces and other transaction marketing tools, such as paid search and mobile applications among others, which may increase our costs and which may not succeed in increasing sales or attracting consumers. Developing the transaction business may require significant investment in product development, sales and marketing and working capital, and we may not be able to get the expected return on our investment. As online automobile transaction is a relatively new business model, we cannot guarantee that the automobile consumers in China will accept such business model. Due to the limited operating history of our transaction business, we cannot predict that whether the consumers will trust our platform or view us as an option for purchasing automobile. Finally, developing the transaction business may take up our management’s time and allow them less time to focus on our existing core business. Our transaction business is substantially dependent on the new vehicle sales level in China, which is sensitive to changing economic conditions. Our failure to successfully mitigate these risks and uncertainties might adversely affect the sales or margins in our transaction business, as well as damage our reputation and brand.

Our ability to meet the consumers’ demand for vehicles depend in part on our ability to maintain a reasonable level of inventory.

We must maintain a reasonable level of inventory of new vehicles in terms of their quantity and selection to satisfy the consumers’ needs in a timely manner. Our inventories was RMB111.7 million (US$17.2 million) as of December 31, 2015 as we expanded our transaction business. As we plan to continue expanding our transaction business, we expect to include more vehicles in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our inventory system. If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. We may misjudge customer demand and result in unexpected inventory build-up or possible inventory write-downs. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower or even negative gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. If our inventory is too low, our ability to satisfy the consumers’ needs may be compromised, which may harm our reputation and result in lost revenues. Any of the above may materially and adversely affect our results of operations and financial condition.

If we fail to manage and maintain our relationships with automakers, our ability to obtain a desirable mix of popular vehicles for our transaction platform will be adversely affected. If we are unable to offer vehicles that attract new consumers and new purchases from existing consumers on our transaction platform, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract new consumers as well as new purchases from existing consumers. Constantly changing consumer preferences have affected and will continue to affect the online automobile retail industry. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential consumers. Our new automobile sales are influenced by the automakers’ abilities to anticipate changes in consumer tastes, preferences and requirements, including those driven by environmental or popular trends, and to manufacture and deliver to us in sufficient quantities and on a timely basis, a desirable, high quality and price-competitive mix of new vehicles to sell to our consumers. The most popular vehicles usually generate the highest profit margins and are frequently difficult to obtain from the automakers. If we cannot obtain sufficient quantities of the most popular models, our profitability may be adversely affected. Sales of less desirable models may reduce our profit margins.

We source vehicles from automakers for our online transaction platforms. Maintaining strong relationships with these automakers is important to the growth of our business. We cannot assure you that our current automaker suppliers will continue to sell vehicles to us on commercially acceptable terms, or at all. Even if we maintain good relations with the automakers, their ability to supply products to us in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes. Furthermore, some automakers may limit the number of vehicle sales maintained by a certain platform or dealership. Automakers may also prefer to offer vehicles to their franchise dealerships instead of us. Some automakers may not approve our applications as a sales partner for its certain vehicles or may require certain purchase commitments from us, which could materially compromise our growth strategies and business prospects. Any adverse developments in our relationships with suppliers could materially and adversely affect our business and growth prospects. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers to sell their vehicles to us or on our platform due to any reason, our business and growth prospects may be materially and adversely affected.

If we are unable to grow our used automobile-related business through our repositioned che168.com website, we may not be able to achieve our expected business growth and our results of operations may be adversely affected.

Historically, we have delivered content related to new and used automobiles through both autohome.com.cn and che168.com websites whose user bases overlap to some extent. We redesigned our che168.com website in October 2011 to focus on used automobile information and content. Through this website, we offer used automobile listing services to dealers and individual car owners through a user interface that allows potential used car buyers to identify listings that meet their specific requirements and contact the dealer or individual selling the selected car. In 2015, we started to trial used car transaction business in selected cities in China and completed and facilitated used car transaction between sellers and buyers.

We may not be able to successfully grow our used automobile-related business through our repositioned che168.com website and our used car transaction platforms. Although the used automobile market in China is growing due to the increased number of consumer-owned automobiles, there is still significant uncertainty regarding the extent to which our used automobile- business may benefit from such growth. We may not be able to attract a broad user base to our che168.com website. Even if we are able to grow our user base, we may not be able to establish a business model that allows us to successfully monetize the user traffic. We may not be able to successfully facilitate used car transactions and our services might not be satisfactory to the used car buyers or sellers. In such cases, we may not be able to achieve our expected business growth and our results of operations may be adversely affected.

Our business is subject to fluctuations, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly revenues and other operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are beyond our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our historical results as an indication of our future performance. For instance, our advertising services revenues typically increase in the second quarter as automakers increase marketing activities in connection with China’s major auto shows, and in the fourth quarter as advertisers seek to complete year-end marketing campaigns. Demand for our advertising services is generally lowest in the first quarter of each year, primarily due to a general slowdown in business activities and a reduced number of working days during the Chinese New Year holiday period. Our transaction business has not experienced similar trends due to its limited operating history and rapid growth but seasonality may increase in the future.

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

The global financial markets experienced significant disruptions in 2008 and the United States, European and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. It is unclear whether these challenges will be contained and what effects they each may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. Economic conditions in China are sensitive to global economic conditions. Recently there have been signs that the rate of China’s economic growth is declining. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of automobiles, which are still considered luxury items in China, and our advertisers may also defer, reduce or cancel purchasing our services. To the extent any fluctuations in the Chinese economy significantly affect automakers’ and dealers’ demand for our services or change their spending habits, our results of operations may be materially and adversely affected.

Our third-party vendors may raise prices and as a result increase our operating expenses.

We rely on third parties for certain essential services, such as internet services and we may not have any control over the costs of the services they provide. Any third-party service provider may raise their prices, which might not be commercially reasonable to us. If we are forced to seek other providers, there is no assurance that we will be able to find alternative providers willing or able to provide comparable high-quality services and there is no assurance that such providers will not charge us higher prices for their services. If the prices that we are required to pay third-party vendors for services rise significantly, our results of operations could be adversely affected.

We are a “controlled company” within the meaning of the NYSE corporate governance requirements, which may result in public investors not having as much protection as they would if we were not a controlled company.

As of February 29, 2016, Telstra Holdings Pty Limited, a wholly owned subsidiary of Telstra Corporation Limited, or Telstra, owned 54.6% of the total voting rights in our company, and we are a “controlled company” under Section 303A of the NYSE Listed Company Manual. As a controlled company, we rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirements that:

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

In addition, because Telstra beneficially owns 54.6% of the voting rights in our company, it has decisive influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Without the consent of Telstra, we may be prevented from entering into transactions that could be beneficial to us. The interests of Telstra may differ from the interests of our other shareholders. Furthermore, Telstra’s business activities, although not related to our operations, may adversely impact reputation.

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.

The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2015. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2015. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Our business could be adversely affected by the effects of H1N1 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or another epidemic. China reported a number of cases of SARS in 2003, which resulted in the closure of many businesses by the PRC government to prevent the transmission of SARS. In recent years, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In 2009, the global spread of H1N1 flu resulted in several confirmed infections and deaths in China. Restrictions on travel resulting from any prolonged outbreak of H1N1 flu, avian flu, SARS or another epidemic could adversely affect our ability to market our services to users, automakers and automobile dealers throughout China. Our business operations could be disrupted if one of our employees is suspected of having H1N1 flu, avian flu, SARS or another epidemic, which could require that a certain number of our employees be quarantined and/or our offices be disinfected. In addition, our results of operations could be adversely affected to the extent that H1N1 flu, avian flu, SARS or another outbreak harms the Chinese economy in general.

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

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce solicited comments on this draft in 2015, but no new draft has been published since then. As such, substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that provide internet content services in China. Specifically, foreign ownership of internet service providers or other value-added telecommunication service providers may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the Ministry of Culture, the State Administration of Radio, Film and Television, or the SARFT, the General Administration of Press and Publication, or the GAPP, the National Development and Reform Commission and the Ministry of Commerce in June 2005, foreign investors are prohibited from investing in or operating “internet cultural activities.” We are a Cayman Islands company and foreign legal person under PRC laws. Accordingly, neither we nor our wholly foreign-invested PRC subsidiaries are currently eligible to apply for the required licenses for providing internet content services in China.

As such, we conduct our business through contractual arrangements in China. In particular, we operate our internet content business through Autohome Information and Shengtuo Hongyuan. Autohome Information and Shengtuo Hongyuan are currently owned by individual shareholders who are PRC citizens and hold the requisite licenses or permits to provide internet content and advertising services in China. We do not have an equity interest in Autohome Information or Shengtuo Hongyuan but substantially control their operations and receive the economic benefits through a series of contractual arrangements. We have been and are expected to continue to be dependent upon Autohome Information and its subsidiaries and Shengtuo Hongyuan and its subsidiaries to operate our businesses in the near future. For more information regarding these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Contractual Agreements with our Variable Interest Entities.”

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

If we or any of our current or future VIEs or subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Industry and Information Technology, or the MIIT, which regulates internet information services companies and the China Securities Regulatory Commission, or the CSRC, would have broad discretion in dealing with such violations, including levying fines, confiscating our income or the income of Autohome WFOE, Chezhiying WFOE and the VIEs, revoking the business licenses or operating licenses of Autohome WFOE, Chezhiying WFOE and the VIEs, shutting down our servers or blocking our websites, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, or taking other enforcement actions that could be harmful to our business.

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

We have relied and expect to continue to rely on (i) contractual arrangements with Autohome Information and its subsidiaries and shareholders and (ii) contractual arrangements with Shengtuo Hongyuan and its subsidiaries and shareholders to operate our business. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Contractual Agreements with our Variable Interest Entities.” These contractual arrangements may not be as effective in providing us with control over our VIEs as direct ownership. If we had direct ownership of these entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by these entities and their shareholders of their contractual obligations to exercise control over our VIEs. Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over their operations as direct ownership would be.

The shareholders of our VIEs may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs. Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition.

The shareholders of our VIEs may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs. If our VIEs or their shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend resources to enforce our rights under the contracts. We may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of Autohome Information and Shengtuo Hongyuan were to refuse to transfer their equity interests in those companies to us or our designee when we exercise the call option pursuant to these contractual arrangements, if they transfer the equity interests to other persons against our interests, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

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

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Autohome WFOE, Chezhiying WFOE, our VIEs and the shareholders of our VIEs do not represent arm’s-length prices and consequently adjust Autohome WFOE and Chezhiying WFOE’s or our VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our VIEs, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on Autohome WFOE, Chezhiying WFOE or our VIEs for any unpaid taxes. Our consolidated net income may be materially and adversely affected if Autohome WFOE and Chezhiying WFOE or our VIEs’ tax liabilities increase or if they are subject to late payment fees or other penalties.

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of Guangzhou Advertising, Shanghai Advertising and Autohome Information are James Zhi Qin, our director and chief executive officer, Xiang Li, our director, and Zheng Fan, our vice president. They hold 8%, 68% and 24%, respectively, of the equity interests in Guangzhou Advertising, Shanghai Advertising and Autohome Information. Each of these three individuals is also a beneficial owner of our company and a PRC citizen. The shareholders of Shengtuo Hongyuan are James Zhi Qin and Zheng Fan, each holding 50% of the equity interests in Shengtuo Hongyuan. Conflicts of interest may arise between their roles as directors, officers and/or beneficial owners of our holding company and as shareholders of our VIEs. In addition, the controlling shareholders of our company are substantially different from that of the VIEs, which may heighten any conflicts of interest that could arise between the two groups of shareholders. We cannot assure you that when conflicts of interest arise, any or all of these equity holders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these equity holders and our company. We rely on these individuals to comply with the laws of China, which protect contracts, provide that directors and executive officers owe a duty of loyalty and a duty of diligence to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gain. We also rely on the laws of the Cayman Islands, which provide that directors owe a duty of care and a duty of loyalty to our company. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity to be paid by our wholly owned PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and VIEs. We may make loans to our PRC subsidiaries and VIEs, or we may make additional capital contributions to our PRC subsidiaries. Any loans by us to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to Autohome WFOE or Chezhiying WFOE to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance Autohome WFOE and Chezhiying WFOE by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our VIEs, which are PRC domestic companies. Further, we are not likely to finance the activities of our VIEs by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet content services and online advertising businesses.

SAFE promulgated a circular on November 19, 2010, or Circular No. 59, which tightens the examination on the authenticity of settlement of net proceeds from an offering and requires that the settlement of net proceeds shall be in accordance with the description in its prospectus. On March 30, 2015, the SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will system for foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital converted from foreign currencies. According to SAFE Circular 19, such Renminbi capital may be used at the discretion of the foreign-invested enterprise and the SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, foreign-invested enterprises like our PRC subsidiaries are still not allowed to extend intercompany loans to our VIEs. In addition, as SAFE Circular 19 was promulgated recently, there remain substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or VIEs or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our equity offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

If our PRC subsidiaries or VIEs become the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy substantially all of our assets, which could reduce the size of our operations and materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.

As part of the contractual arrangements with our VIEs and their shareholders, Autohome Information and Shengtuo Hongyuan hold operating permits and licenses and substantially all of the assets that are important to the operation of our business. We expect to continue to be dependent on our VIEs to operate a significant portion of our business in China. If our VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which would materially and adversely affect our business, financial condition and results of operations. If our VIEs undergo a voluntary or involuntary liquidation proceeding, their equity holders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which would materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.

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

While the Chinese economy has experienced significant growth over the past decades, the growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to the PRC government regulation of the internet industry include, but are not limited to, the following:

•	We only have contractual control over our websites. We do not own the websites due to the restriction on foreign investment in businesses providing value-added telecommunication services in China, which includes internet content provision services.

•	There are uncertainties relating to the regulation of the internet industry in China, including evolving licensing requirements. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain permits or licenses that applicable regulators may deem necessary for our operations, or we may not be able to obtain or renew permits or licenses. For example, both Autohome Information and Shengtuo Hongyuan may be required to obtain additional licenses, including internet publishing licenses and internet news information service licenses, if the release of articles and information or the broadcast of videos on the websites autohome.com.cn and che168.com is deemed by the PRC regulatory authorities as being the provision of internet publishing service, internet news information service, or internet culture operating service. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Online Cultural Services,” “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet Publishing” and “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet News Information Service” for additional details.

•	The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, the Cyberspace Administration of China was established in 2014, as the central Internet censorship, oversight and control agency for the PRC.

•	New laws and regulations may be promulgated to regulate internet activities, including online advertising businesses. As such, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

On July 13, 2006, the MIIT, the predecessor of which was the Ministry of Information Industry, issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, Autohome Information and Shengtuo Hongyuan, two of our VIEs, own the related domain names and trademarks and hold the internet content provider licenses, or ICP licenses, necessary to conduct our operations for websites in China.

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

There are substantial uncertainties with respect to the enactment, final content, interpretation and implementation of the Draft Cyber Security Law and how it may impact our business operations.

On July 1, 2015, the Standing Committee of the National People’s Congress of China issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard sovereignty, security and development interests of cyberspace in the state, and the state shall establish a national security review and supervision system to review including foreign investment, key technologies, internet and information technology products and services and other important activities that are likely to impact the national security of China.

On July 6, 2015, the Standing Committee of the National People’s Congress of China released the Draft Cyber Security Law to solicit public comments. Once adopted, this will be the first Chinese law that focuses exclusively on cyber security. The Draft Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of PRC’s “key information infrastructure facilities,” and includes the integration of national security examinations under certain circumstances. Among which, “key information infrastructure facilities” includes networks and systems owned or managed by network service providers with a significant number of users. The Draft Cyber Security Law provides that key information infrastructure facilities operators must set up specialized internal security management divisions and assign appropriate person(s) responsible for security management. Additionally, these operators must conduct background checks on the person(s) responsible for security management and on personnel in critical positions. It further provides that when operators of key information infrastructure facilities purchase network products or services that may affect or involve national security, the operator must pass a security examination jointly arranged by the national network and information authority and the relevant government departments and the national security examination process under the National Security Law will be triggered. The operators of key information infrastructure facilities must store important data collected and generated, including citizens’ personal information, exclusively within the territory of the People’s Republic of China. The Draft Cyber Security Law also sets increasingly more stringent requirements for network operators. The Draft Cyber Security Law establishes censorship duties for network operators, including digital information distribution service providers and application software download service providers. When these operators notice a prohibited publication, or the transmission of illicit information, they must promptly stop transmitting the information and take measures necessary to prevent the spread of that information. Operators must maintain a record of these incidents when they occur and report them to the competent authorities. The Draft Cyber Security Law provides relevant subjects with solid legal authorities who are empowered to take measures to cut off any transmission(s) of prohibited information on communication networks. Upon finding prohibited information, those authorities will require that the network operators stop the transmission and take the necessary measures to remove any prohibited content. Where the above prohibited information comes from outside the territory of China, these authorities may request that all related institutions to take necessary measures to stop the flow of prohibited information.

There are substantial uncertainties with respect to the enactment timetable, final content, interpretation and implementation of the Draft Cyber Security Law. If enacted as proposed, the Draft Cyber Security Law could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

Fluctuations in exchange rates may have a material adverse effect on your investment.

Substantially all of our revenues and costs are denominated in RMB. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, Autohome WFOE and Chezhiying WFOE are able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

The Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Autohome WFOE was recognized jointly by the Beijing Municipal Science and Technology Commission and other authorities as a “high and new technology enterprise,” or HNTE, on September 17, 2010 and therefore was eligible for the preferential 15% enterprise income tax rate from 2010 to 2012 upon its filing with the relevant tax authority. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China. We have obtained renewal of the HNTE qualification through 2015. Beijing Autohome Technologies Co., Ltd., or Beijing Autohome Technologies, was recognized as an HNTE in July 2015 and therefore was eligible for the preferential 15% enterprise income tax rate from 2015 to 2017 upon their filing with the relevant tax authority. Beijing Prbrownies Software Co., Ltd., or Beijing Prbrownies, was recognized as an HNTE on February 29, 2016, qualifying it for the preferential 15% enterprise income tax rate from 2015 to 2017 upon its filing with the relevant tax authority. However, should we lose this qualification for any reason, Autohome WFOE, Beijing Autohome Technologies and Beijing Prbrownies will no longer enjoy the 15% preferential tax rate, and the applicable enterprise income tax rate may increase to up to 25%.

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

Pursuant to the Enterprise Income Tax Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we conduct our business through Autohome WFOE and Chezhiying WFOE. Autohome WFOE is 100% owned by Cheerbright, our wholly owned subsidiary located in the British Virgin Islands. The British Virgin Islands currently does not have any tax treaty with China with respect to withholding tax. As long as Cheerbright is considered a non-PRC resident enterprise and holds at least 25% of the equity interest of Autohome WFOE, dividends that it receives from Autohome WFOE may be subject to withholding tax at a rate of 10%. Chezhiying WFOE is 100% owned by Autohome Link Hong Kong Limited, our wholly owned subsidiary located in Hong Kong. Under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, effective on January 1, 2007, as long as Autohome Link Hong Kong Limited is considered a non-PRC resident enterprise and holds at least 25% of the equity interest of its PRC subsidiaries, dividends that it receives from its PRC subsidiaries may be subject to withholding tax at a preferential rate of 5%, if it is the beneficial owner of the dividends, upon receiving the approval from the local tax authority. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and upon their confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-filing examinations by the relevant tax authorities. We have migrated our advertising business from our VIEs to the subsidiaries of Autohome Media. Autohome Media is 100% owned by Autohome HK, our wholly owned subsidiary located in Hong Kong. Under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, effective on January 1, 2007, as long as Autohome HK is considered a non-PRC resident enterprise and holds at least 25% of the equity interest of its PRC subsidiaries, dividends that it receives from its PRC subsidiaries may be subject to withholding tax at a preferential rate of 5%, if it is the beneficial owner of the dividends, upon receiving the approval from the local tax authority.

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

The PRC Labor Contract Law became effective and was implemented on January 1, 2008 as amended on December 28, 2012 and effective as of July 1, 2013. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. According to the PRC Social Insurance Law, which became effective on July 1, 2011, and the Administrative Regulations on the Housing Funds, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds, and the employers must pay all or a portion of the social insurance premiums and housing funds for such employees.

As a result of these laws and regulations designed to enhance labor protection, we expect our labor costs will increase. In addition, as the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

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

The daily closing trading prices for our ADSs ranged from US$28.42 to US$55.02 in 2015. The trading price for our ADSs may continue to fluctuate in response to factors including, without limitation, the following:

•	regulatory developments in our target markets affecting us, our advertisers or our competitors;

•	announcements of studies and reports relating to the quality of our services or those of our competitors;

•	changes in the economic performance or market valuations of other companies that provide online automotive advertising services;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions to our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the online automotive advertising industry;

•	conditions in the online retail industry;

•	announcements by us or our competitors of new solutions, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding Class A ordinary shares or ADSs;

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs; and

•	pending or potential litigation or administrative investigation.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A and Class B ordinary shares have the same rights, including dividend rights, except for conversion and voting rights. Each Class B ordinary share may be converted into one Class A ordinary share by its holder at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Each Class A ordinary share is entitled to one vote. When the total number of ordinary shares held by Telstra Holdings Pty Limited and/or its affiliates, or the Telstra Shareholder, constitutes no less than 51% of all of our issued and outstanding ordinary shares, each Class B ordinary share is entitled to one vote; when the total number of ordinary shares held by the Telstra Shareholder, drops below 51% but is no less than 39.3% of all of our issued and outstanding ordinary shares, each Class B ordinary share will carry such number of votes that would result in the total number of ordinary shares held by the Telstra Shareholder carrying, in the aggregate, 51% of the voting rights represented by all of our issued and outstanding ordinary shares; when the total number of ordinary shares held by the Telstra Shareholder drops below 39.3% of all of our issued and outstanding ordinary shares, all Class B ordinary shares will be automatically converted into the same number of Class A ordinary shares. As of February 29, 2016, Telstra beneficially owned 61,824,328 Class B ordinary shares, representing 54.6% of all of our issued and outstanding ordinary shares and 54.6% of our aggregate voting rights. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Under United States federal income tax law, we will be classified as a passive foreign investment company (“PFIC”) for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on the average quarterly value of our assets during the taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for United States federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. Assuming we are the owner of our VIEs for U.S. federal income tax purposes and based on our current income and assets, including goodwill and unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2015 and do not anticipate becoming a PFIC in future taxable years.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2015 and do not anticipate becoming a PFIC in the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years.

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

Our largest shareholder is Telstra Holdings, a wholly owned subsidiary of Telstra Corporation Limited, the leading diversified telecommunications company in Australia and a Fortune Global 500 company.

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

In October 2013, Autohome HK acquired Prbrownies Marketing Limited, a Hong Kong advertising and marketing company, which we renamed Autohome Media Limited, or Autohome Media, in March 2014. Autohome Media has engaged in the advertising business outside the PRC for more than three years, and is therefore qualified to directly invest in a PRC company providing advertising services in accordance with PRC law. Autohome Media has established subsidiaries in Beijing, Shanghai, Guangzhou and Tianjin. We have migrated our advertising business from Guangzhou Advertising, Shanghai Advertising, Beijing Shengtuo Autohome Advertising Co., Ltd., or Autohome Advertising, Beijing Shengtuo Chengshi Advertising Co., Ltd., or Chengshi Advertising, to the subsidiaries of Autohome Media in 2015.

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

In January 2015, we established Beijing Autohome Used Car Appraisal Co., Ltd. in Beijing to conduct used car appraisal business. In May 2015, we established a new wholly owned subsidiary, Beijing Chezhiying Technology Co., Ltd., in Beijing, China. In June 2015, we established Beijing Autohome Used Car Brokerage Co., Ltd. in Beijing, China to conduct used car brokerage business. In December 2015, we established a new wholly owned subsidiary, Beijing Chezhiying Software Co., Ltd. in Beijing, China.

In February 2015, we established Autohome E-commerce Hong Kong Limited and Autohome Link Hong Kong Limited in Hong Kong and in April 2015, we established Autohome Financing Hong Kong Limited in Hong Kong. These three subsidiaries have no business operation as of the date of this annual report.

In June 2015, we established a strategic joint venture with HappiGo Home Shopping Co, a leading TV shopping business in China, to build a full-service auto sales platform. We invested RMB49 million into the joint venture, accounting for 49% of the shareholding.

In July 2015, Autohome Information, Shengtuo Hongyuan and Autohome WFOE entered into a termination agreement, pursuant to which the parties terminated the contractual agreements among themselves and Autohome Information transferred all of its equity interest in Shengtuo Hongyuan to James Zhi Qin and Zheng Fan. In July 2015, Chezhiying WFOE, Shengtuo Hongyuan and each of its subsidiaries, and James Zhi Qin and Zheng Fan entered into contractual agreements.

In September 2015, we established a joint venture, the Financing JV, with Beijing Chehejia Information Technology Co., Ltd and two companies unaffiliated with us. Xiang Li, our director, is the founder of Beijing Chehejia Information Technology Co., Ltd. We invested a full payment of RMB75 million into the Financing JV for a 25% equity interest of the Financing JV. The Financing JV is expected to provide auto financing to car buyers and facilitate the transaction process.

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

Overview

We are the leading online destination for automobile consumers in China. Through our two websites, autohome.com.cn and che168.com, and our mobile applications, we deliver comprehensive, independent and interactive content to automobile buyers and owners. The number of our average daily unique users who access our websites via mobile devices and the number of average daily unique users of our mobile applications amounted to approximately 7.7 million and 6.1 million, respectively, in December 2015. We have developed a strong and well-recognized brand. Our (“Autohome”) brand has been the most searched automotive-related keyword during substantially the entire period since July 2011 on Baidu.com, the leading Chinese language internet search engine.

Our ability to reach a large and engaged user base of automobile consumers has made us a preferred platform for automakers and automobile dealers to conduct their advertising campaigns. We generate a majority of our revenues from online advertising services and dealer subscription services. We have a high penetration rate in the automaker market, with 75, 85 and 87 automakers operating in China having advertised on our websites in each of 2013, 2014 and 2015, respectively. In addition, a large and rapidly growing number of dealers are purchasing our advertising services and subscription services, through which they showcase and market their inventories on our websites.

We believe our focus on user experience, innovation and high-quality content distinguishes us from our competitors and is the foundation for our long-term success.

Our professionally produced and user generated content, comprehensive automobile library and extensive automobile listing information have attracted a large and engaged user base. This, in turn, represents a highly relevant audience that is receptive to automotive advertising. We believe that this user base, together with our nationwide advertising platform, targeted advertising solutions and value-added services, has led to our rapid growth and has laid the foundation for our continuing success in our core advertising and dealer subscription business.

We develop our business model and technology platforms to provide services for the complete consumer automobile ownership life cycle. We have built an online automotive media and transaction platform that captures critical stages of the sales funnel, starting from product awareness, to purchase desire initiation and sales leads generation. We further developed our transaction business which include direct vehicle sales and commission-based services facilitating transactions through our transaction platform. For instance, in June 2014 we launched Autohome Mall, an online transaction platform that we believe will allow us to be a transaction service provider as we develop our transaction business.

We have experienced significant revenue growth while maintaining profitability. Our net revenues increased from RMB1,216.5 million in 2013 to RMB2,132.9 million in 2014 and RMB3,464.0 million (US$534.7 million) in 2015, representing a CAGR of 68.7%. Our net income increased from RMB456.2 million in 2013 to RMB748.7 million in 2014 and RMB990.6 million (US$152.9 million) in 2015, representing a CAGR of 47.4%.

Our Business Model and Technology Platforms

We are the leading online destination for automobile consumers in China. Over the past several years, we have developed the largest and most active online community of automobile consumers in China. We serve three distinct groups: our large and engaged user base of our websites and mobile applications, automobile consumers on our transaction platform and customers for our advertising business and subscription business that include automakers, dealers and other auto-related products and service providers. Our business model and technology platforms seek to effectively link each stage of our users’ automobile ownership life cycle with the corresponding stage of our customers’ sales cycle.

We have built an online automotive media and transaction platform that capture critical stages of the sales funnel, starting from product awareness, to purchase desire initiation and to sales leads generation. We are further developing our business model to also include the generation of actual sales. To initiate product awareness and purchase desire, we utilize our comprehensive, independent and interactive content through our websites that are accessible through PCs and mobile devices and on our mobile applications to create strong user traffic and user engagement and stickiness. As our user traffic grows, we focus on generating sales leads through engaging our users with our promotional activities, including our dealer yellow page business which consists of dealer advertising services and dealer subscription services. We also launched several promotional initiatives such as “Group Buy” initiative to leverage our broad user base in our online social community and convert them into higher quality leads for our dealers. Finally we provide a transaction platform for automobile buyers to purchase new vehicles directly from the automakers or used vehicles from sellers on our platform. In June 2014, we launched Autohome Mall, an online transaction platform. Autohome Mall is a one-stop platform for users to review automotive-related information, purchase coupons offered by automakers or dealers for discounts and make purchases to complete the transaction. We developed a used automobile listing platform underlying our dedicated used car website che168.com, which targets the automobile replacement stage by allowing both used automobile dealers and individuals to list their used automobiles on our websites. We have completed or facilitated successful new and used vehicle transactions on our platform through various sales initiatives and other promotional campaigns. In 2014 and 2015, we conducted several online marketing events on Autohome Mall or offline promotion campaigns with our partners, such as the “Group Buy” initiative, “Singles’ Day” and “Double 12” campaigns which generated quality sales leads for our dealer customers or our transaction business. In addition, we have been leveraging our comprehensive platform to capture additional revenue opportunities in connection with the remaining stages of the automobile ownership life cycle.

Our Services for Automobile Consumers

Our service offerings for users mainly include our high performance websites and mobile applications, our professional and user generated content and our interactive online community.

Our Websites

Our user-centric approach has successfully attracted the largest user base of automobile consumers in China to our websites. According to the iResearch Public Data, autohome.com.cn had an average of 8.0 million unique visitors per day in 2015, more than any of our competitors and also maintained a moderate growth rate of 7% compared with 2014. On average, our users spent approximately 16.5 minutes per day on autohome.com.cn, approximately 2.5 times that of our closest competitor. Our users are significantly more affluent, well-educated and active than the general internet users in China. The average monthly personal income of our users was RMB9,313 according to a survey conducted by a third-party research firm in October 2015, or the User Survey, which is higher than the average monthly personal income of general internet users according to the 37th survey report issued by CNNIC in January 2016. Approximately 86% of our users held post-secondary degrees and above, according to the User Survey, compared to 20% for the general internet users in China, according to the 37th survey report issued by the CNNIC in January 2016. The average age of our users was 30 and almost were male, according to the User Survey. Our autohome.com.cn website targets a wide spectrum of automobile consumers with a focus on new automobiles. To capitalize on the growing used automobile market in China, we redesigned our che168.com website, which in the past had features and user base similar to our autohome.com.cn website, to focus on used automobiles. The re-designed che168.com website was launched in October 2011. We have started to conduct our used car business via our che168.com, such as our jiajiahaoche platform.

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

Our Mobile Website and Applications

Our content can be accessed on our websites through PCs and mobile devices and on our mobile applications. We have made significant efforts in recent years to optimize the mobile version of our websites to display our content and develop new mobile applications to capture a greater number of users that access our services through mobile devices. For example, the numbers of average daily unique users who access our websites via mobile devices amounted to 7.7 million in December 2015. We were among the earliest in our industry in China to introduce both iOS- and Android-based applications to allow users to easily access our content. As of December 31, 2015, we had nine iOS-based applications and eight Android-based applications. Our mobile applications have generated significant user interest. In 2015, our iOS- and Android-based applications were downloaded approximately 84.2 million times, and the number of average daily unique users of our mobile applications amounted to approximately 6.1 million in December 2015. The combined number of average daily unique visitors for our mobile websites and mobile applications in December 2015 grew about 79% year-over-year. Users can conveniently enjoy features available on our websites from their mobile devices, such as reading articles, checking vehicle prices and model parameters, viewing pictures, and participating in forum discussions. In addition, through our location-based services, our users are able to obtain vehicle pricing information directly from their nearby dealers in approximately 330 cities in China.

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

Professionally produced content

Our professionally produced content is created by our dedicated editorial team and includes automobile-related articles and reviews, pricing trends in various local markets, and photos and video clips. This content covers topics throughout the automobile ownership life cycle, from automobile research, selection and purchase to ownership and maintenance and to eventual replacement. Our review writers obtain first-hand experiences by test-driving many newly released vehicle models provided by various automakers. Our editorial team at our Beijing headquarters and sales offices located in 78 cities throughout China work closely with automakers, dealers and other industry participants to create automobile related articles. Although automakers may provide us with sample vehicles to test drive, we review all new automobiles independently, based upon our teams’ experience and from our users’ perspective.

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

Automobile library

We have one of the most comprehensive automobile libraries within our industry in China with over 22,400 vehicle model configurations and approximately 3.2 million photos as of December 31, 2015. We believe our automobile library covers all passenger vehicle models released in China since 2005. It includes a broad range of specifications covering performance levels, dimensions, powertrains, vehicle bodies, interiors, safety, entertainment systems and other unique features, as well as automakers’ suggested retail prices. The scale of content in our automobile library, which we believe would require significant time, expertise and expense to replicate, makes it a valuable tool for our users in researching both new and used automobiles.

Automobile listings

Our database also includes a large amount of new and used automobile listings and promotional information. With the comprehensive and continuously updated listing information, users can conveniently search for up-to-date information of vehicle models without having to visit each individual dealer at their local showrooms.

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

Our registered users increased by more than 7.2 million in 2015 with 152.0 million additional pieces of user generated content added to our user forums during 2015. As of December 31, 2015, we had over 19.6 million registered users and 749.0 million cumulative posts in our user forums. As our user base has grown and our user engagement and forum activity has increased, our database of user generated content has expanded, which in turn has attracted more users. Furthermore, this feedback effect on our growing user base has also enhanced the effectiveness of our advertisements and therefore the value of our advertising services, allowing us to attract more advertisers and increase revenues from existing advertisers.

Our Advertising Services for Automakers and Automobile Dealers

Leveraging our large and rapidly growing user base and utilizing the user intelligence data we have collected, we provide our advertisers with a broad range of advertising solutions and tools. Our advertisers are comprised primarily of automakers and new automobile dealers. As millions of consumers visit our websites for automotive information, we have become an increasingly important medium for automakers and automobile dealers to conduct their advertising campaigns.

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

Leveraging our large user base and extensive forum posting data, we provide automakers with more reliable and timely business insights than traditional customer surveys or other post-sales feedback channels. For instance, we analyze user posts in our forums to evaluate consumer response. In addition, we organize various types of offline national or local events for our automaker and dealer customers through our online marketing campaigns and user forum activities to complement our advertising services and dealer subscription services. For example, we help automakers increase their brand awareness and execute sales promotions by organizing large-scale test driving activities for specific vehicle models in multiple cities across China. Users can conveniently participate and interact with automaker representatives through our forums.

Our Dealer Subscription Services

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

Our Transaction Business

E-commerce platform for new vehicles

In June 2014, we launched Autohome Mall, an online transaction platform. Autohome Mall is a one-stop platform for users to review automotive-related information, purchase coupons offered by automakers or dealers for discounts and make purchases to complete the transaction. In 2015, we began to provide direct vehicle sales and commission-based services facilitating transactions through our transaction platform. We have completed new vehicle transactions on our platform through various sales initiatives and other promotional campaigns. In 2014 and 2015, we conducted several online marketing events on Autohome Mall and offline promotion campaigns with our partners for our transaction business. We also partnered with automakers to sell customized or exclusive models of selected vehicles on our platform.

Used automobile listing & transactions services

We launched our used automobile listing platform in late 2009. Our used automobile listings services allow used dealers and individuals to market their automobiles for sale on our websites. Our used automobile listing database has been expanding rapidly. We had approximately 4.3 million used automobile listings in our database as of December 31, 2015.

In an effort to capitalize on the used automobile market as it matures, in October 2011, we redesigned our che168.com website as a platform dedicated to used automobiles. The redesigned website features content, listings and interactive functionality similar to our autohome.com.cn website, but focuses primarily on used automobiles. We also developed a mobile application for our used automobile services. Since 2014, we continued to develop and enhance our used automobile sales platform and began to provide advertising services, dealer subscription services and C2C transactions in selected cities.

The used automobile market still remains at a nascent stage of development and the revenue generated from our used automobile listing and transaction services was not significant for the year ended December 31, 2015.

Our Advertisers and Dealer Subscribers

The vast majority of our current end-customers for our advertising business and subscription business are automakers or new dealers. In each of 2013, 2014 and 2015, 75, 85 and 87 automakers in China, which includes independent Chinese automakers, joint ventures between Chinese and international automakers and international automakers that sell their cars made outside of China, purchased online advertisements from us. Our top five advertisers, all of whom were automakers, contributed 15.0%, 9.8% and 11.1% of our total net revenues in 2013, 2014 and 2015, respectively. No single automaker contributed more than 10% of our net revenues in 2013, 2014 and 2015. In addition, a large number of dealers utilize our online advertising services to improve their brand awareness, promote their inventories and generate sales leads. We also offer dealer subscription services to enable dealers to establish and maintain online showrooms of automobiles with pricing and promotional information on autohome.com.cn.

As is customary in China, we sell our advertising services and solutions primarily through third-party advertising agencies that represent the automakers and automobile dealers. Our top ten advertising agencies accounted for 44.0%, 38.7% and 39.2% of our total net revenues in 2013, 2014 and 2015, respectively. In 2013, 2014 and 2015, our largest agency accounted for 6.7%, 5.9% and 6.9% of our total net revenues, respectively. We typically enter into individual advertising agreements with the third-party advertising agencies. Depending on the type of advertiser and content, the duration of an advertising agreement ranges from one to twelve months, with the majority being one to three months. We typically require payment be made within 90 days after the delivery of our services, but for contracts that last for three months or longer, installment payments are typically required. Our agreements with certain major advertising agencies contain a “most-favored price term” provision, through which we undertake to provide the advertising agencies with the best price we give to any other agencies or advertisers.

Although we sell our advertising services and solutions to third-party advertising agencies, we consider the automakers and automobile dealers, who are the main decision makers as to whether to place advertisements on our websites, to be our end-customers. As a result, our sales efforts focus primarily on automakers and automobile dealers. However, through direct contact between our sales team, advertisers and advertising agencies, we are able to maintain good relationships with existing advertisers and their advertising agencies, which in turn may identify and refer new advertisers to us. See “—Our Advertising Services for Automakers and Automobile Dealers.”

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

We distribute our web content to numerous network nodes close to our users by utilizing the content delivery networks, allowing most of our user communications to bypass internet congestion. With our technological expertise, we manage the content delivery networks to enhance our website responsiveness and improve user experience. As such, we believe our websites have a performance advantage over other automotive websites.

We invested heavily in mobile technologies and were among the earliest in our industry in China to introduce a mobile version of our websites and both Apple iOS- and Android-based applications to allow our users to easily access our content. We have built up a team of 179 research and development personnel as of December 31, 2015, to focus exclusively on the development of our mobile websites and applications and to explore new business models and opportunities through mobile technology. We plan to continue to leverage our mobile technology to develop more applications for Apple iOS and Android platforms focusing on convenience, real-time interaction and location based services.

We had an experienced product development team of 787 engineers as of December 31, 2015. Our past innovation has focused on helping users research, select and purchase suitable vehicles through our websites. We plan to develop additional products and services for our transaction business, mobile applications and media-related technology.

Sales and Marketing

Our nationwide in-house team of sales representatives sells our services to advertisers. As of December 31, 2015, we had 2,044 sales and marketing representatives operating our physical sales office network spanning 79 cities across China and visiting customers in an additional 123 satellite cities, a significant increase from December 31, 2009, when we had physical sales offices in 17 cities. We have a prudent expansion plan and we typically only open new physical sales offices in a city after we have already established a sufficient customer base in the area. In cities where we do not yet have a customer base, we provide sales coverage by telephone. Our Beijing-based telephone sales team provided sales coverage to the cities in which we did not have physical sales offices. Our sales team also provides ongoing customer support to advertisers and dealer subscribers. In the past years, we have successfully expanded our market presence in the first- and second-tier cities in China. We plan to continue to expand our sales and marketing efforts into third- and fourth-tier cities to further capture the opportunities for automobile sales growth in those markets. In 2015, we also established a dedicated sales and marketing team focusing on developing our transaction business.

Our sales team is equipped with specialized automotive industry knowledge and expertise, understands our customers’ needs and is trained to help them develop their advertising strategies. Salespeople work directly with our advertisers and advertising agencies that represent advertisers. Our sales team also maintains close relationships with our dealer customers by, among other things, providing continuing training, support and ongoing customer service for our dealer subscriptions services. Our sales team for transaction business is in charge of customer services and maintains our relationships with automakers, our dealership partners which perform order fulfillments for vehicles sold on our platform, our in-house valuers of used vehicles and business development personnel.

Compensation for our salespeople includes a base salary and incentives based on the sales revenues they generate. We provide regular in-house and external education and training to our salespeople to help them provide current and prospective customers with information on, and the advantages of using, our services. We believe that our performance-linked compensation structure and career-oriented training help to retain and motivate our salespeople.

We believe brand recognition is important to our ability to attract users. We focus our sales and marketing efforts through search engines, navigation websites and mobile platforms to retain and strengthen our leading position in terms of user reach. For example, we cooperate with application stores and mobile browsers to promote our mobile applications and our websites. In July 2014, we entered into an arrangement with Baidu for a period of 12 months to provide automotive-related information, such as model descriptions, pricing information and other useful data for potential vehicle buyers, to enhance the user experience of automotive-related searches on PCs using “Aladdin,” Baidu’s open platform initiative. And we continued our cooperation with Baidu as an exclusive supplier for automotive-related content on PCs powered by “Aladdin” for a six-month period that started from August 25, 2015. We also conduct promotional campaigns on navigation websites from time to time.

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

We hold and (both mean “auto home” in English) and “AUTOHOME®” trademarks in China. In addition, as at December 31, 2015, we held 211 pending trademark applications and 93 registered trademarks in China. As at the same date, we had 45 registered domain names, including our main website domain names, autohome.com.cn and che168.com, 92 pending patent applications, and 19 registered patents.

Competition

We compete with China’s automotive websites, such as xcar.com.cn, pcauto.com.cn and bitauto.com, automotive channels of major internet portals, such as Sina and Sohu, and traditional forms of media such as television and magazines. We compete primarily on the basis of user traffic, user engagement and brand recognition, which drive the acquisition and retention of automakers and automobile dealers as advertisers and their spending on our advertising services. We may also face competition from other websites engaged in the online automobile transaction business, such as bitauto.com and tmall.com, as we develop our transaction platform. We re-designed our che168.com website in October 2011 and converted it into our dedicated used car platform. Our re-designed che168.com website faces competition from other used car websites, such as 51auto.com, taoche.com, youxinpai.com, guazi.com and renrenche.com. Competition will be centered on factors similar to those affecting our current automotive advertising and dealer subscription services, primarily centered on increasing user reach, user engagement and brand recognition, relationships with the suppliers, and attracting and retaining advertisers or customers, among other factors. For our transaction business, as online automobile transaction is a relatively new business model and consumers in China might be accustomed to make automobile purchases with traditional dealerships, we cannot guarantee that the automobile consumers in China will accept such business model. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face significant competition, and if we fail to compete effectively, we may lose market share and our business, prospects and results of operations may be materially and adversely affected.”

Seasonality

Seasonal fluctuations have affected, and are likely to continue to affect, our business. We generally generate less revenue from advertising services and dealer subscription services in the first quarter of each year due to the Chinese New Year holidays and reduced customer activities during this period. Our advertising services typically increase in the second quarter as automakers increase marketing activities in connection with China’s major auto shows, and in the fourth quarter as advertisers seek to complete year-end marketing campaigns. Our cost of revenues, sales and marketing expenses and general and administrative expenses tend to follow the trend of our business growth. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to fluctuations, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.” Our transaction business has not experienced similar trends due to its limited operating history and rapid growth but seasonality may increase in the future.

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

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates for the year ended December 31, 2015 that requires disclosure in this report under Section 13(r) of the Exchange Act, except as set forth below with respect to our affiliate, Telstra Corporation Limited, or Telstra.

Telstra has informed us that it is party to roaming, interconnection and wholesale voice agreements with the following telecommunication providers in Iran, some of which may be government-controlled entities: Mobile Company of Iran, Rafsanjan Industrial Complex Islamic Cooperative Company (also known as Taliya) and Telecommunication Infrastructure Company of Iran. These agreements provide Telstra’s customers with service in areas where Telstra does not own networks and our counterparties’ customers with service on Telstra’s networks. As Telstra’s fiscal year ends on June 30, Telstra does not normally prepare gross revenue or net profit on the basis of a year ended on December 31. Further, Telstra does not allocate costs on an agreement-by-agreement or country-by-country basis and therefore does not normally calculate a profit measure on such bases. However, for the year ended December 31, 2015, it is estimated that gross revenues generated by roaming, interconnection and wholesale voice agreements with Iranian entities were A$45,266 (US$32,981) and gross expenses were A$879,120 (US$640,527), in this connection. In addition, Telstra provides telecommunications services in the ordinary course of business to the Embassy of the Islamic Republic of Iran in Australia. Gross revenues and net profits generated by these services are estimated to be less than A$40,000 (US$29,144) for the year ended December 31, 2015.

We understand that Telstra intends to continue these activities.

The financial data in this section has been translated from Australian dollars into U.S. dollars using the noon buying rate for December 31, 2015 of AUD$1.00=US$0.7286.

PRC Regulation

This section summarizes the principal PRC laws and regulations relevant to our business and operations.

Regulations on Value-Added Telecommunications Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations, which draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” The Telecommunications Regulations were subsequently revised on July 29, 2014. On 25 December 2015, the MIIT published the Classification Catalogue of Telecommunications Services (the 2015 Catalogue), which will take effect on March 1, 2016. The first catalogue was published in September 2000 and was subsequently amended in 2001 and 2003, respectively. Under the 2015 Catalogue, “value-added telecommunication services” was further classified into two sub-categories and 10 items. Internet content provision services, or ICP services, is under the second subcategory of value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

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

To comply with these PRC laws and regulations, both of our ICP operators, Autohome Information and Shengtuo Hongyuan, hold ICP licenses. Autohome Information also holds a value-added telecommunications business operation license for provision of mobile network information services.

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

To comply with these PRC regulations, we operate our websites through our VIEs, Autohome Information and Shengtuo Hongyuan. Autohome Information is currently 68% owned by Xiang Li, 24% owned by Zheng Fan and 8% owned by James Zhi Qin, all of whom are PRC citizens. Shengtuo Hongyuan is currently 50% owned by James Zhi Qin and 50% owned by Zheng Fan, all of whom are PRC citizens. Both Autohome Information and Shengtuo Hongyuan hold ICP licenses.

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

Before we acquired Autohome Media (formerly known as Prbrownies Marketing Limited) in October 2013, we conducted our advertising business through two subsidiaries of Autohome Information, namely Autohome Advertising and Chengshi Advertising, Shanghai Advertising and Guangzhou Advertising due to the previous restrictions on foreign investors holding direct equity interests in PRC advertising companies. In October 2013, Autohome HK acquired Autohome Media, a Hong Kong advertising and marketing company. Autohome Media has established subsidiaries in Beijing, Shanghai, Guangzhou and Tianjin. We have migrated our advertising business from Autohome Advertising, Chengshi Advertising, Shanghai Advertising and Guangzhou Advertising, to the subsidiaries of Autohome Media in 2015.

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

On April 24, 2015 the Standing Committee of the National People’s Congress issued the PRC Advertising Law or the Advertising Law, which came into effect on September 1, 2015. The Advertising Law applies to all advertising activities conducted via the internet. The Advertising Law requires that users must be able to close online pop-up ads with one click. Moreover, internet service providers are obligated to cease publishing any advertisements that they know or should know are illegal. Violation of these regulations may result in penalties, including fines, confiscation of the advertising incomes, termination of advertising operations and even suspension of the provider’s business license.

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

Regulations on Broadcasting Audio/Video Programs through the Internet

On July 6, 2004, the SARFT promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules. The A/V Broadcasting Rules apply to the launch, broadcasting, aggregation, transmission or download of audio/video programs via televisions, mobile phones and the internet and other information networks. Anyone who wishes to engage in internet broadcasting activities must first obtain an audio/video program transmission license issued by the SARFT and operate pursuant to the scope as provided in such license. Foreign invested enterprises are not allowed to engage in the above business.

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

To comply with these laws and regulations, Autohome Information obtained an internet audio/video program transmission license on February 9, 2010, for automotive-industry-information-related audio/video programs posted on our autohome.com.cn website.

Regulations on Producing Audio/Video Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria, including having a minimum registered capital of RMB3.0 million. Autohome Information and Shengtuo Hongyuan hold operating licenses for the production and dissemination of radio and television programs for special topic programs, cartoons and television variety shows.

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

On November 26, 2015, the State Council enacted the Administrative Regulations on Maps, or the Maps Regulations, effective as of January 1, 2016. The Maps Regulations requires entities engaging in internet mapping services, such as geographic positioning, the uploading of geographic information or markings, and the development of a public map database, to obtain a relevant qualification certificate for surveying and mapping. The Maps Regulations require entities engaging in online map services to use mapping data approved by the relevant governmental authorities, host servers storing map data within the PRC, and establish a management system as well as protection measures for the data security of the online maps. The mapping data must not contain any content prohibited by the Maps Regulations, and no entities or individuals are allowed to upload or mark such prohibited content online. Further, entities engaging in internet mapping services shall keep confidential any information involving state secrets and trade secrets acquired during their work.

We have provided maps on our websites for the convenience of our users to locate certain services providers. Both Autohome Information and Shengtuo Hongyuan hold the Surveying and Mapping Qualification Certificate for internet mapping.

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

Regulations on Internet Publishing

The Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, was jointly issued by the MIIT and the State General Administration of Press, Publication, Radio, Film and Television in 2016, and came into effect on March 10, 2016. The Online Publishing Provisions define “online publishing services” as providing online publications to the public through information networks. Any online publishing services provided in the territory of the PRC are subject to these provisions. The Online Publishing Provisions requires any internet publishing services provider to obtain an online publishing service license to engage in online publishing services. Under the Online Publishing Provisions, online publications refers to digital works which have publishing features such as digital work that have been edited, produced or processed and which are made available to the public through information networks, including written works, pictures, maps, games, cartoons, audio/video reading materials and other methods. Any online game shall obtain approval from SAPPRFT before it is launched online. Furthermore, Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign-owned enterprises cannot engage in providing web publishing services.

Based on a consultation we had with the local press and publication administration authority, we believe we are not required to obtain the internet publishing license as the activities we engage in on our websites do not constitute “internet publishing activities,” as such term is used in the Online Publishing Provisions. We are also not aware of companies with an operation similar to ours that have obtained or been required to obtain the internet publishing license. As a result, both Autohome Information and Shengtuo Hongyuan have not applied for such internet publishing approval. However, in the event that our activities are deemed to be “internet publishing,” we may be required to obtain approval from GAPP. If we are deemed to be in breach of relevant internet publishing regulations, the PRC regulatory authorities may seize the related equipment and servers used primarily for such activities and confiscate any revenues generated from such activities. In addition, relevant PRC authorities may also impose a fine of five to ten times of any revenues exceeding RMB10,000 or a fine of not more than RMB50,000 if such related revenues are below RMB10,000.

Regulations on Internet News Information Service

In September 2005, the State Council Information Office, or SIIO, and the Ministry of Industry and Information Technology jointly issued the Provisions for the Administration of Internet News Information Services, or Internet News Provision. Internet news information services shall include the publishing of news via the internet, provision of electronic bulletin services on current and political events and transmission of information on current and political events to the public. Under the Internet News Provision, internet news service providers shall also include entities that are not established by the press but reproduce internet news from other sources, provide electronic bulletin services on current and political events, and transmit such information to the public. The Information Office of the State Council shall be in charge of the supervision and administration of the internet news information services throughout China. The counterparts of the Information Office of the State Council at the provincial level shall take charge of the supervision and administration of the internet news information services within their own jurisdiction. The SIIO circulated a revised draft of the Administrative Regulations for Internet News Information Services to solicit public comments on 11 January 2016.

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

Regulations on E-commerce

China’s e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry. In January 2014, the SAIC promulgated the Administrative Measures for Online Trading, which strengthen the protection of consumers and impose stringent requirements and obligations on online business operators and third-party online marketplace operators. Online business operators and third-party online marketplace operators are prohibited from collecting any information on consumers and business operators or disclosing, selling or providing any such information to any third party, or sending commercial electronic messages to consumers without their consent. Fictitious transactions, deletion of adverse comments and technical attacks on competitors’ websites are prohibited as well. In addition, third-party online marketplace operators are required to examine and verify the identifications of the online business operators and set up and retain relevant records for at least two years. Moreover, any third-party online marketplace operator that simultaneously engages in online trading for products and services should clearly distinguish itself from other online business operators on the marketplace platform. We are subject to these measures as a result of our online platform services.

Foreign investors were not allowed to own more than 50% of the equity interests in e-commerce companies which is a subcategory of value-added telecommunication services, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record, except for foreign investors in China (Shanghai) Pilot Free Trade Zone, subject to certain conditions. The National Development and Reform Commission and the Ministry of Commerce jointly issued the Catalogue for the Guidance of Foreign Investment Industries in March 2015, or the Catalogue, which further relaxes market access through regulatory reforms such as allowing foreign investors to have complete ownership of equity interests in e-commerce businesses. The Catalogue took effect on April 10, 2015.

Currently, we primarily engage in the E-commerce business of automobiles through Autohome (Tianjin) Automobile Sales Co., Ltd., a wholly owned subsidiary of the Company.

Regulations on Foreign Investment in the Leasing Industry

On October 28, 2015, the Ministry of Commerce enacted the Measures for the Administration of Foreign Investment in the Leasing Industry, or the Foreign Investment in the Leasing Industry Measures, effective as of October 25, 2018. Under the Measures, foreign invested enterprises in the form of Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign-owned enterprises in the PRC are allowed to engage in the leasing business or financial leasing business as well as to carry out relevant business activities upon the approval of the Ministry of Commerce. Foreign-invested financial leasing companies may conduct the following businesses: (i) financial leasing business; (ii) leasing business; (iii) purchase of leased property inside and outside of PRC; (iv) maintenance of assets underlying the leases and disposal of the residual value of assets underlying the leases; (v) lease transaction consultancy and security services; and (vi) other businesses approved by the Ministry of Commerce. The leased objects include transportation equipment, such as airplanes, automobiles, ships and other personal properties.

Currently, the Financing JV primarily engages in the financial leasing business of automobiles.

Regulations on Used Automobile Trading

On August 29, 2005, SAT, SAIC, the Ministry of Commerce and the Ministry of Public Security jointly promulgated the Measures for the Administration of the Trading of Used Automobiles, or the Used Automobile Trading Measures, which became effective on October 1, 2005. Pursuant to the Used Automobile Trading Measures, only an enterprise legal person duly registered with the SAIC or its local branches may engage in used automobile trading, either as an operator of used automobiles markets, as a retailer, or as a brokerage entity. Furthermore, for a foreign invested enterprise to engage in the trading of used automobiles, it shall first obtain approval from the Ministry of Commerce and be in compliance with the requirements on the Measures for the Administration of Foreign Investment in the Commercial Sector, or the FICE Measures, which was promulgated by MOFCOM on 16 April, 2004 and revised on 28 October, 2015.

Under the Used Automobile Trading Measures, a seller of used automobiles must verify certain background information regarding to the automobiles for sale, including verification of the identity certificate of the previous owner, the number plate of the automobile, the motor vehicle registration certificate, driver’s license of the previous owner, proof that the automobile has passed the security technical examination, automobile insurance, and payment certificate of relevant taxes and fees. Used automobile retailers shall also provide quality guarantees as well as after-sale services, information about which shall be clearly indicated at its business location. Furthermore, under certain circumstances, used automobiles are prohibited from being resold, including instances where an automobile has been discarded as unusable, been required to be discarded, or been obtained by illegal means, such as through theft, robbery or fraud.

On March 24, 2006, the Ministry of Commerce promulgated the Specifications for Used Automobile Trade, which provided detailed requirements as to the responsibilities of used automobiles trading entity regarding the trading of used automobiles, including the confirmation of the identity of the seller and the legitimacy of the used automobiles, signing contract for used automobile trading, establishing transaction archives and keeping records for at least three years.

Currently, we primarily engage in the used automobile trading through Beijing Shengtuo Hongyuan Information Technology Co., Ltd.

Regulations on Automobile Sales

On February 21, 2005, the Ministry of Commerce, the National Development and Reform Commission, or the NDRC, and the SAIC jointly promulgated the Implementation Measures for the Administration of Sales of Branded Automobile, or the Branded Automobile Sales Measures, which took effect on April 1, 2005. The Branded Automobile Sales Measures provide for a dealership arrangement under which one general distributor is in charge of the entire sales and after-sales service chain. According to the Branded Automobile Sales Measures, the plan for the distribution and after-sales service network for each single brand of automobile shall in general be formulated and implemented by one single enterprise in the PRC, i.e., either the automakers in the PRC itself or an authorized general distributor.

To address increasing monopoly concerns in the Chinese automotive industry, on July 31, 2013, SAIC promulgated the Announcement on Stopping Recordal of Automobile General Distributors and Authorized Branded Automobile Dealers, or the Stopping Recordal Announcement. Starting from August 20, 2014, the SAIC no longer accepts any filing for recordal of authorized dealers of branded automobiles, including general distributors, and the implementation of the recordal system of general distributor and dealers for branded automobiles has ceased. For any new general distributors or authorized dealers, their business scope will be stated as “sales of automobiles” without mentioning the brand of the automobiles for sale. For the existing ones, they may also apply to changing their business scope from “sales of brand named automobiles” to “sales of automobiles”. The Stopping Recordal Announcement also emphasizes that the SAIC will strengthen its administration and supervision of the operational activities in the automobile industry, protect the lawful rights of consumers and maintain a market with fair competition.

On January 7, 2016, the Ministry of Commerce publicized the draft of Measures on the Administrations of Sales of Automobile, or the Measures on Sales of Automobile, for public consultation. The Measures on Sales of Automobile proposed changes to the provisions on dealership arrangement under the Branded Automobile Sales Measures. Once the Measures on Sales of Automobile is promulgated by the Ministry of Commerce, it will replace the Branded Automobile Sales Measures.

Currently, we primarily engage in the automobile sales through Autohome (Tianjin) Automobile Sales Co., Ltd.

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

Patent. The National People’s Congress adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of inventions, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. We had 92 pending patent applications and 19 registered patents as of December 31, 2015.

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

In compliance with, and in order to take advantage of, the above rules, we have registered 129 computer software copyrights as of December 31, 2015.

On May 18, 2006, the State Council promulgated the Protection of the Right of Communication through Information Networks, which became effective on July 1, 2006, as amended in 2013. Under this regulation, with respect to any information storage space, search or link services provided by an internet service provider, if the legitimate rights owner believes that the works, performance or audio or video recordings pertaining to that service infringe his or her rights of communication, the rights owner may give the internet service provider a written notice containing the relevant information along with preliminary documents supporting that an infringement has occurred, and requesting that the internet service provider delete, or disconnect the links to, such works or recordings. The rights owner will be responsible for the truthfulness of the content of the notice. Upon receipt of the notice, the internet service provider must delete or disconnect the links to the infringing content immediately and forward the notice to the user that provided the infringing works or recordings. If the user believes that the subject works or recordings have not infringed upon others’ rights, the user may submit to the internet service provider a written explanation with preliminary documents supporting non-infringement, and a request for the restoration of the deleted works or recordings. The internet service provider should then immediately restore the deleted or disconnected content and forward the user’s written statement to the rights owner.

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

On March 30, 2015, SAFE issued the SAFE Circular 19, which became effective on June 1, 2015. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will system for foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital converted from foreign currencies. According to SAFE Circular 19, such Renminbi capital may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, foreign-invested enterprises like our PRC subsidiaries are still not allowed to extend intercompany loans to our VIEs. In addition, as SAFE Circular 19 was promulgated recently, there remains substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our equity offerings to make loans to our PRC subsidiaries and VIEs or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Many issues with respect to the Stock Option Notice require further interpretation. We and our PRC employees who participate in an employee stock incentive plan are subject to the Stock Option Notice as we are an overseas listed company. We have registered with the local counterparts of SAFE for our PRC resident employees who participate in our share incentive plans, as required under the Stock Option Notice and relevant rules. If we or our PRC employees fail to comply with the Stock Option Notice, we and our PRC employees may face sanctions imposed by the PRC foreign exchange authority or any other PRC government authorities, including restrictions on foreign currency conversions and additional capital contribution to our PRC subsidiaries.

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

Autohome Inc.
(Cayman Islands)
100%
Cheerbright International Holdings Limited
(Cheerbright)
(British Virgin Islands)
Autohome E-commerce Inc.
(Cayman Islands)
Autohome Link Inc.
(Cayman Islands)
Autohome Financing Limited.
(Cayman Islands)
Autohome E-commerce Hong Kong Limited
(Hong Kong)
Autohome Link Hong Kong Limited
(Hong Kong)
Autohome Financing Hong Kong Limited
(Hong Kong)
Autohome (Hong Kong) Limited
(Autohome HK)
(Hong Kong)
Autohome Media Limited
(Autohome Media)
(Hong Kong)
Outside China
Inside China
Autohome Shanghai Advertising Co., Ltd.
Beijing Prbrownies Software Co., Ltd.
Beijing Autohome Advertising Co., Ltd.
Beijing Autohome Technologies Co., Ltd.
Tianjin Autohome Technologies Co., Ltd.
Shanghai Baiche Julian Information Technology Co., Ltd.
Guangzhou Autohome Advertising Co., Ltd.
Beijing Kemoshijie Technology Co., Ltd.
Beijing Chezhiying Software Co., Ltd.
Beijing Chezhiying Technology Co., Ltd.
Two Individuals(2)
Beijing Shengtuo Hongyuan Information Technology Co., Ltd.
(Shengtuo Hongyuan)
Beijing Autohome Used-Car Appraisal Co., Ltd.
Beijing Autohome Used-Car Brokerage Co., Ltd.
Three Individuals(1)
Beijing Cheerbright Technologies Co., Ltd.
(Autohome WFOE)
Autohome (Tianjin) Automobile Sales Co., Ltd.
Guangzhou You Che You Jia Advertising Co., Ltd.
(Guangzhou Advertising)
Shanghai You Che You Jia Advertising Co., Ltd.
(Shanghai Advertising)
Beijing Autohome Information Technology Co., Ltd.
(Autohome Information)
Beijing Shengtuo Autohome Advertising Co., Ltd.
(Autohome Advertising)
Beijing Shengtuo Chengshi Advertising Co., Ltd.
(Chengshi Advertising)
Equity interest
Contractual arrangements under exclusive technology consulting and service agreements, loan agreements, equity option agreements, equity interest pledge agreements and powers of attorney

(1)	The three individuals are James Zhi Qin, our director and chief executive officer, Xiang Li, our director, and Zheng Fan, our vice president. Each of these three individuals is also a beneficial owner of our company and a PRC citizen. James Zhi Qin, Xiang Li and Zheng Fan hold 8%, 68% and 24%, respectively, of the equity in each of Autohome Information, Shanghai Advertising and Guangzhou Advertising.
(2)	The two individuals are James Zhi Qin and Zheng Fan, who each holds 50% of the equity in Shengtuo Hongyuan.

D.	Property, Plants and Equipment

Our corporate headquarters is located in Beijing, China, where we lease office space with an area of approximately 21,562 square meters. We generally make rental payments on a monthly basis. In addition, as of December 31, 2015, we also leased office space in 78 cities for our representative offices, including regional operation centers in Shanghai, Guangzhou and Tianjin in China. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

Overview

We are the leading online destination for automobile consumers in China. Through our two websites, autohome.com.cn and che168.com, and our mobile applications, we deliver comprehensive, independent and interactive content to automobile buyers and owners. We generate revenues from online advertising services, dealer subscription services and new vehicle transaction business. Our advertisers consist primarily of automakers and dealers, with automakers contributing a substantial majority of our total advertising services revenues. In each of 2013, 2014 and 2015, we provided advertising services to 75, 85 and 87 automakers operating in China, respectively. We also provided dealer subscription services to 10,617, 17,779 and 21,705 dealer subscribers in 2013, 2014 and 2015, respectively. Our new vehicle transaction business includes direct vehicle sales and commission-based services facilitating transactions.

Our net revenues increased from RMB1,216.5 million in 2013 to RMB2,132.9 million in 2014 and RMB3,464.0 million(US$534.7 million), representing a CAGR of 68.7%. Our net income increased from RMB456.2 million in 2013 to RMB748.7 million in 2014 and RMB990.6 million (US$152.9 million) in 2015, representing a CAGR of 47.4%.

General Factors Affecting Our Results of Operations

Our business and results of operations are significantly affected by China’s overall economic conditions and the general trends in the automotive industry, especially new automobile sales in China. Economic growth in China has contributed to an increase in household disposable income and improved the availability of financing for automobile purchases. These factors, coupled with increased production capacity and lower import tariffs, past governmental incentives designed to encourage automobile purchases and the decreasing cost of new automobiles, have contributed to the growth of the number of new automobiles sold in China. Although the automotive industry has benefited from China’s overall favorable policies, some local governments have imposed restrictions on automobile registrations to curb traffic congestion and environment pollution in urban centers. If such regulations slow the growth rate of new automobile sales in China, the demand for our services would likely reduce. If overall advertising expenditures by automakers and automobile dealers or automobile transaction volume decrease, our business and results of operations may be adversely affected.

In addition, our business and results of operations may be affected by our user reach and engagement. Automaker and dealer advertisers, which contribute a substantial portion of our revenues, choose to advertise on our websites and mobile applications in significant part due to our leading market position in the online automotive advertising industry. We anticipate that our ability to continue to attract a large and growing user base and maintain a high level of user engagement will affect our ability to attract advertisers and dealer subscribers to our websites and in turn, our ability to generate sales leads. Finally, our business and results of operations may be affected by the development of e-commerce in China and consumers’ acceptance of online automobile purchases.

Specific Factors Affecting Our Results of Operations

While our business and results of operations are generally affected by China’s overall economic conditions, the general trends in China’s automotive industry and our user reach and engagement, our results of operations are more directly affected by the specific financial factors set forth below.

Net Revenues

We primarily generate our net revenues from selling online advertising services and dealer subscription services. We sell our advertising services primarily to automakers and dealers, with automakers contributing a substantial majority of our advertising services revenues. As is customary in China, we sell our advertising services primarily through third-party advertising agencies while we consider automaker and dealer advertisers to be our end-customers. Consistent with common practice in the advertising industry in China, we offer rebates to advertising agencies. We also provide cash incentives to automakers and automobile dealers who participate in various incentive programs on our online transaction platform. Our net revenues are presented net of rebates to advertising agencies and cash incentives to automakers and automobile dealers. We sell our dealer subscription services to automobile dealers on a fixed-fee subscription basis.

We also generate an insignificant portion of our net revenues from our transaction business. We record revenues from direct sales on gross basis when vehicles are delivered and title has passed to the consumers. In addition, we earn commissions from automakers for new vehicle transactions facilitated on Autohome Mall pursuant to commission-based service arrangements with automakers.

The following table sets forth the principal components of our net revenues in absolute amounts and as percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues:
Advertising services	894,937	73.6%	1,499,516	70.3%	2,400,023	370,500	69.3%
Dealer subscription services	321,611	26.4	633,433	29.7	1,063,952	164,246	30.7

Total net revenues	1,216,548	100.0%	2,132,949	100.0%	3,463,975	534,746	100.0%

Advertising Services Revenues

We generate advertising services revenues primarily from automakers. In each of 2013, 2014 and 2015, 75, 85 and 87 automakers operating in China purchased advertising services from us. As a result of our high penetration in the automaker market, we believe that our future automaker advertising services revenue growth will be driven primarily by automakers’ increased advertising spending on our websites and mobile applications as they continue to shift their advertising budgets from traditional media to online media.

Increased spending will be driven primarily by a combination of (i) our ability to increase advertising volume, either due to the availability of additional advertising locations as we expand our service offerings or due to higher sell-through rates, which is calculated as the percentage of advertising locations actually sold over total advertising locations available for sale in a given period and (ii) our ability to increase our pricing, as measured by price per location per day, as our user reach continues to expand, thereby enhancing the effectiveness of the services we offer. As is customary in China’s online advertising market, we use a “cost per time” pricing model to price our online advertising services by charging our advertisers on a daily basis for an advertisement placed in a given location on our websites. We expect that this cost-per-time model will continue to be our primary pricing model in the near future. However, as we continue to grow our user base and enhance user engagement, we intend to explore “cost per thousands impressions,” “cost per lead” and other performance-based pricing models.

Revenues from dealer advertising services are generated from (i) advertising services sold to individual dealer advertisers, (ii) regional marketing campaigns conducted by certain automobile brands’ regional offices and (iii) our transaction business. Revenues from dealer advertising services accounted for 21.3%, 29.4% and 34.3% of our advertising services revenues in 2013, 2014 and 2015, respectively. We believe that our dealer advertising services revenues will continue to grow in absolute amounts in the near future, driven mainly by (i) the increase in the advertising budgets that automakers allocate to their dealers and (ii) our ability to increase our “share of wallet” relative to other online medias as we continue to expand into new geographical markets and penetrate deeper into existing markets to increase our customer base of automobile dealers. Our transaction business contribute a new growth driver as part of the dealer advertising revenues, including direct sales revenues and commission-based revenues.

Dealer Subscription Services

We generate dealer subscription services revenues through the sale of various subscription services packages at different prices, which enable dealers to market their vehicle inventories on our websites and mobile applications. All of our dealer subscription services are sold on a quarterly or annual fixed-fee basis.

We offer basic automobile listing services free of charge to all of our registered dealers. We had 26,190 registered dealers as of December 31, 2015, compared with 24,562 and 23,897 registered dealers as of December 31, 2014 and 2013, respectively. Our dealer subscribers are registered dealers that have purchased subscription packages. We provide our dealer subscribers with additional tools and features to enable them to more effectively market their inventories on our websites and mobile applications. Our dealer subscribers grew from 10,617 in 2013 to 17,779 in 2014 and 21,705 in 2015. Our dealer subscription services revenues accounted for 26.4%, 29.7% and 30.7% of our net revenues in 2013, 2014 and 2015, respectively. We believe that our dealer subscription services revenues will continue to grow in the near future, driven by our ability to subsequently convert registered dealers into dealer subscribers and command higher fees for different subscription packages by providing more value-added services to our dealer subscribers.

Cost of Revenues

Cost of revenues refers primarily to (i) content-related costs and others, (ii) depreciation and amortization expenses, (iii) bandwidth and internet data center (“IDC”) costs and (iv) value-added tax (“VAT”) and surcharges. The following table sets forth the principal components of our cost of revenues in absolute amounts and as a percentage of our total net revenues for the years indicated:

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Content-related costs and others(1)	95,987	7.9%	127,929	6.0%	298,160	46,027	8.6%
Depreciation and amortization expenses	26,439	2.2	31,703	1.5	43,160	6,663	1.3
Bandwidth and IDC costs	21,047	1.7	30,713	1.4	38,893	6,004	1.1
VAT and surcharges	108,763	8.9	191,153	9.0	288,908	44,600	8.3
Total cost of revenues	252,236	20.7%	381,498	17.9%	669,121	103,294	19.3%

(1)	Including share-based compensation expenses of RMB6.5 million for 2013, RMB8.0 million for 2014 and RMB6.9 million (US$1.1 million) for 2015, respectively.

Content-related Costs and Others. Content-related costs and others are costs directly related to creating and editing the professionally produced content and organizing and maintaining user generated content on our websites and mobile applications and new vehicle transaction business costs. Content-related costs mainly include salaries and benefits, toll free telephone charges, travel and office expenses of our editorial personnel, expenses we incur in the execution of the offline portion of our advertisers’ online promotions and expenses we pay to third parties for creating and publishing certain rich media content displayed on our websites. New vehicle transaction business costs primarily include cost of vehicle purchases and other directly attributable costs. Rebates relating to new vehicles purchased but still held by us as of the balance sheet date are recorded as a reduction to cost of inventories while rebates relating to new vehicles purchased and sold during the reporting period are recorded as a reduction to cost of revenues. We expect our content-related costs and others will continue to increase primarily due to our business growth. In addition, as a result of our adoption of the 2011 Share Incentive Plan and the 2013 Share Incentive Plan, our content-related costs and others in subsequent periods include share-based compensation expenses related to our editorial personnel.

Depreciation and Amortization Expenses. A substantial majority of our amortization expenses relate to the amortization of intangibles including trademarks and customer relationships that we acquired in connection with the acquisitions of Cheerbright, China Topside and Norstar in June 2008, shortly after the inception of our company. Depreciation expenses are related to servers and other equipment that are directly related to our revenue-generating business activities and leasehold improvements. We expect our amortization expenses will decrease after the end of the estimated useful lives of certain intangible assets, while depreciation expenses will increase as we continue to invest in our business.

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

VAT and Surcharges. After VAT reform in 2012, our advertising services and dealer subscription services were subject to 6% VAT rate, and advertising services also subject to the cultural construction fee. Our dealer subscription service was sold in the form of software products starting from October 2014 and subject to 17% VAT rate. Since November 2014, Beijing Prbrownies Software Co., Ltd. was entitled to a 14% VAT refund on the total VAT payable at the rate of 17% after the registration of its software resolutions with the relevant authority. Our direct sales of vehicles were subject to 17% VAT rate. As a result of the above, our overall VAT and surcharges as a percentage of our total net revenues was 8.9% in 2013, 9.0% in 2014 and decreased to 8.3% in 2015.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and product development expenses. The following table sets forth our operating expenses in absolute amounts and as percentages of our total net revenues for the years indicated:

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses:
Sales and marketing expenses(1)	245,228	20.2%	559,070	26.2%	1,127,484	174,054	32.6%
General and administrative expenses(2)	82,529	6.8	129,751	6.1	193,655	29,895	5.6
Product development expenses(3)	81,651	6.7	158,395	7.4	273,908	42,284	7.9

Total operating expenses	409,408	33.7%	847,216	39.7%	1,595,047	246,233	46.0%

(1)	Including share-based compensation expenses of RMB4.4 million for 2013, RMB14.6 million for 2014 and RMB36.6 million (US$5.6 million) for 2015, respectively.
(2)	Including share-based compensation expenses of RMB11.7 million for 2013, RMB20.6 million for 2014 and RMB40.1 million (US$6.2 million) for 2015, respectively.
(3)	Including share-based compensation expenses of RMB3.0 million for 2013, RMB13.4 million for 2014 and RMB24.3 million (US$3.7 million) for 2015, respectively.

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

General and Administrative Expenses. Our general and administrative expenses primarily consist of personnel-related expenses for management and administrative personnel and professional service fees. We expect that our general and administrative expenses will increase in the future as we expand our business.

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

British Virgin Islands

Cheerbright is a company incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Cheerbright is not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the British Virgin Islands.

Hong Kong

Autohome HK, Autohome Media, Autohome E-commerce Hong Kong Limited, Autohome Link Hong Kong Limited and Autohome Financing Hong Kong Limited are incorporated in Hong Kong. Companies incorporated and registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. For 2013, 2014 and 2015, we did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong during these periods. Under the Hong Kong tax law, Autohome HK, Autohome Media, Autohome E-commerce Hong Kong Limited, Autohome Link Hong Kong Limited and Autohome Financing Hong Kong Limited are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

In 2010, Autohome WFOE was recognized as an HNTE, effective 2010 and was eligible for a 15% preferential enterprise income tax rate effective from 2010 through 2012. The HNTE qualification is subject to an annual evaluation and a three-year review by the relevant authorities in China. We have obtained renewal of the HNTE qualification through 2015. However, should we lose this qualification for any reason, Autohome WFOE will no longer enjoy the 15% preferential tax rate, and the applicable enterprise income tax rate may increase to up to 25%. Beijing Autohome Technologies was recognized as an HNTE in July 2015 and therefore was eligible for the preferential 15% enterprise income tax rate from 2015 to 2017 upon their filing with the relevant tax authority. Beijing Prbrownies was recognized as an HNTE on February 29, 2016, qualifying it for the preferential 15% enterprise income tax rate from 2015 to 2017 upon its filing with the relevant tax authority.

Our remaining PRC subsidiaries and all the VIEs were subject to EIT at a rate of 25% for 2013, 2014 and 2015.

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

Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (a) our selection of critical accounting policies, (b) the judgment and other uncertainties affecting the application of such policies and (c) the sensitivity of reported results to changes in conditions and assumptions. For further information on our significant accounting policies, see Note 2 to our consolidated financial statements for 2013, 2014 and 2015. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. We believe the following critical accounting policies are the most significant to the presentation of our financial statements and some of which may require the most difficult, subjective and complex judgments. They should be read in conjunction with our consolidated financial statements, the risks and uncertainties of which are described under “Item 3. Key Information—D. Risk Factors” and other disclosures included in this annual report.

Revenue Recognition

Our revenue is primarily derived from online advertising and dealer subscription services. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the related fee is reasonably assured based on the guidance in ASC 605, Revenue Recognition.

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

Advertising services

We provide online advertising services to automakers, dealers and agency companies that represent automakers and automobile dealers. The majority of our online advertising service arrangements involve multiple deliverables such as banner advertisements, links and logos, other media insertions and promotional activities that are delivered over different periods of time. Multiple contracts with the same customers are accounted for as separate arrangements if the contracts are not linked together in a single transaction. Historically, we have not entered into multiple contracts with the same counterparty that should be combined and accounted for as a single arrangement.

In determining our best estimated selling price for each deliverable, we considered our overall pricing model and objectives, as well as market or competitive conditions that may impact the price at which we would transact if the deliverable were sold regularly on a standalone basis. We monitor the conditions that affect our determination of selling price for each deliverable and reassess such estimates periodically. Revenue is recognized ratably when the advertisements are published over the stated display period in the case of websites or when the services have been rendered in the case of promotional activities. The amount recognized is limited to the amount that is not contingent upon the delivery of additional deliverables or meeting other specified performance conditions.

New vehicle transaction business

The new vehicle transaction business launched in 2015 primarily includes direct vehicle sales and commission-based services to facilitate transactions on the Autohome Mall platform. For direct vehicle sales, we recognize revenue on a gross basis as we act as the principal, we are the primary obligor of the sales arrangements and are subject to inventory risk. Revenue from direct vehicle sales is recognized when a sales contract has been executed and the vehicle has been delivered. Under the commission-based service arrangements, the Company earns commission for the new vehicle transactions facilitated through our Autohome Mall platform. Commission revenue is recognized after the vehicles are delivered to customers. For the year ended December 31, 2015, the revenues from new vehicle transaction business accounted for 5.2% of our consolidated net revenues and therefore, were not separately disclosed as a separate line item but included in advertising services in the consolidated statements of comprehensive income.

Dealer subscription services

We provide subscription services to automakers, dealers and agency companies that represent automakers and automobile dealers. We make available throughout the subscription period a webpage linked to our websites and mobile applications where the dealers can publish information such as the pricing of their products, locations and addresses and other related information. Revenue is recognized ratably as services are provided over the subscription period.

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

We also provide cash incentives to automakers and automobile dealers who participated in various incentive programs on our online transaction platform. The cash incentives are accounted for as a reduction of revenue in accordance with ASC 605-50, “Revenue Recognition: Customer Payments and Incentives”.

Therefore, rebates and cash incentives are recorded as a reduction of revenue in the period revenue is recognized in the consolidated financial statements. We have estimated and recorded rebates and cash incentives to agency companies, dealers and automakers cumulatively amounting to RMB231.1 million, RMB395.2 million and RMB578.5 million (US$89.3 million) for 2013, 2014 and 2015, respectively.

Income taxes

We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect of a change in tax rates on deferred taxes is recognized in income in the period that includes the enactment date.

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

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. An accounts receivable balance is written off after all collection efforts have ceased.

Inventories

Inventories consist of new vehicles held for sale, stated at the lower of cost or market value using the specific identification method. Amounts are removed from inventories using the specific identification method. Our purchase arrangements with certain automakers entitle us to receive a specified amount of cash rebates if certain conditions are met during the stated rebate periods. We account for these rebates in accordance with ASC sub-topic 605-50, Revenue Recognition: Customer Payments and Incentives. Rebates relating to new vehicles purchased but still held by us as of the balance sheet date are recorded as a reduction to cost of inventories while rebates relating to new vehicles purchased and sold during the reporting period are recorded as a reduction to cost of revenues.

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

We have the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with ASU No. 2011-08, or ASU 2011-08, Testing Goodwill for Impairment. Determining the reporting units of the Company begins at the operating segment level, and we concluded that we have one reporting unit as of December 31, 2013, 2014 and 2015. We evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary as of December 31, 2015. No impairment loss was recorded for any of the years presented.

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

Results of Operations

The following table presents our results of operations in absolute amounts and as a percentage of our total net revenues for the years indicated.

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues
Advertising services	894,937	73.6%	1,499,516	70.3%	2,400,023	370,500	69.3%
Dealer subscription services	321,611	26.4	633,433	29.7	1,063,952	164,246	30.7

Total net revenues	1,216,548	100.0	2,132,949	100.0	3,463,975	534,746	100.0
Cost of revenues(1)	(252,236)	(20.7)	(381,498)	(17.9)	(669,121)	(103,294)	(19.3)

Gross Profit	964,312	79.3	1,751,451	82.1	2,794,854	431,452	80.7
Operating expenses
Sales and marketing expenses(1)	(245,228)	(20.2)	(559,070)	(26.2)	(1,127,484)	(174,054)	(32.6)
General and administrative expenses(1)	(82,529)	(6.8)	(129,751)	(6.1)	(193,655)	(29,895)	(5.6)
Product development expenses(1)	(81,651)	(6.7)	(158,395)	(7.4)	(273,908)	(42,284)	(7.9)

Operating profit	554,904	45.6	904,235	42.4	1,199,807	185,219	34.6
Interest income	11,082	0.9	34,682	1.6	63,218	9,759	1.8
Interest expense	(414)	(0.0)	—	—	—	—	—
Earnings from equity method investments	—	—	—	—	102	16	0.0
Other income, net	2,884	0.2	2,544	0.1	13,064	2,017	0.4

Income before income taxes	568,456	46.7	941,461	44.1	1,276,191	197,011	36.8
Income tax expense	(112,294)	(9.2)	(192,781)	(9.0)	(285,542)	(44,080)	(8.2)

Net income	456,162	37.5%	748,680	35.1%	990,649	152,931	28.6%

(1)	Including share-based compensation expenses as follows:

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of Share-Based Compensation Expenses
Cost of revenues	6,534	0.5%	8,048	0.4%	6,939	1,071	0.2%
Sales and marketing expenses	4,375	0.4	14,644	0.7	36,584	5,648	1.1
General and administrative expenses	11,738	1.0	20,557	1.0	40,142	6,197	1.1
Product development expenses	2,961	0.2	13,417	0.6	24,280	3,748	0.7

Total share-based compensation expenses	25,608	2.1%	56,666	2.7%	107,945	16,664	3.1%

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net Revenues. Our net revenues increased by 62.4% from RMB2,132.9 million in 2014 to RMB3,464.0 million (US$534.7 million) in 2015. This increase was due to increases in both our advertising services revenues and our dealer subscription services revenues.

Advertising services. Our advertising services revenues increased by 60.1% from RMB1,499.5 million in 2014 to RMB2,400.0 million (US$370.5 million) in 2015. This increase was due to our increased revenues from both automaker advertisers and dealer advertisers, of which transaction business contributed a new growth driver as part of the dealer advertising revenues. Revenues from our automaker advertisers and dealer advertisers accounted for 65.7% and 34.3%, respectively, of our total advertising services revenues in 2015. Revenues from our automaker advertisers and dealer advertisers accounted for 70.6% and 29.4%, respectively, of our total advertising services revenues in 2014. In 2013, 2014 and 2015, 75, 85 and 87 automakers operating in China used our advertising services, respectively. In 2014 and 2015, dealers involving over 100 brands used our advertising services, which include the regional marketing campaigns conducted by certain automobile brands’ regional offices.

The increase in revenues from our automaker advertisers was attributable to a 45.7% increase in average revenues per automaker advertiser from RMB12.4 million in 2014 to RMB18.1 million (US$2.8 million) in 2015, as automakers continued to allocate more of their advertising budgets to Autohome’s online advertising channels. The increase in dealer advertising services revenues was mainly due to (i) the Company’s new vehicle transaction business, which is primarily composed of direct vehicle sales and commission-based services facilitating transactions through our platform; and (ii) the increase in the volume of pure advertising purchased by the Company’s growing base of paying dealers to drive better performance. For the year ended December 31, 2015, the revenue from new vehicle transaction business accounted for 7.5% of our total advertising services revenues. If we exclude this, the average revenue per vehicle brand of dealer advertiser increased by 45.4% from RMB4.1 million in 2014 to RMB6.0 million (US$0.9 million) in 2015.

Dealer subscription services. Dealer subscription services revenues increased by 68.0% from RMB633.4 million in 2014 to RMB1,064.0 million (US$164.2 million) in 2015. The increase in dealer subscription services revenues was mainly driven by (i) a 22.1% year-over-year increase in the number of paying dealers, which in turn was a result of Autohome’s expansion into new geographic markets, especially within China’s growing tier 3 and 4 cities, as well as deeper penetration into existing markets; and (ii) a 37.6% increase in average revenue per paying subscriber from RMB35.6 thousand in 2014 to RMB49.0 thousand in 2015, and rates for dealer subscription services as dealers continue to allocate a greater portion of their budgets to the Company’s subscription services. The Company sold dealer subscription services to 21,705 dealers in 2015, compared with 17,779 dealers in 2014.

Cost of Revenues. Our cost of revenues increased by 75.4% from RMB381.5 million in 2014 to RMB669.1 million (US$103.3 million) in 2015, primarily due to increases in content-related costs and others, and VAT and surcharges.

Content-related Costs and Others. Our content-related costs and others increased by 133.1% from RMB127.9 million in 2014 to RMB298.2 million (US$46.0 million) in 2015, primarily due to new vehicle transaction business costs and salaries and benefits of our editorial personnel. Our content-related costs included share-based compensation expenses, which decreased from RMB8.0 million in 2014 to RMB6.9 million (US$1.1 million) in 2015.

Depreciation and Amortization Expenses. Our depreciation and amortization expenses increased by 36.1% from RMB31.7 million in 2014 to RMB43.2 million (US$6.7 million) in 2015, primarily due to an increase in depreciation expenses related to servers purchased and leasehold improvement along with business expansion, partially offset by a decrease in amortization of acquired intangible assets, including domain names and licensing agreement.

Bandwidth and IDC Costs. Our bandwidth and IDC costs increased by 26.6% from RMB30.7 million in 2014 to RMB38.9 million (US$6.0 million) in 2015, primarily due to increased bandwidth and IDC requirements to fulfill the growth of our user traffic and new business.

VAT and Surcharges. VAT and related surcharges increased by 51.1% from RMB191.2 million for 2014 to RMB288.9 million (US$44.6 million) for 2015, as a result of increased revenues.

Operating Expenses. Our operating expenses increased by 88.3% from RMB847.2 million in 2014 to RMB1,595.0 million (US$246.2 million) in 2015, primarily due to increases in sales and marketing expenses, product development expenses and general and administrative expenses as the Company has been reinvesting for future growth opportunities. As a percentage of net revenues, operating expenses increased from 39.7% in 2014 to 46.0% in 2015.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 101.7% from RMB559.1million in 2014 to RMB1,127.5 million (US$174.1 million) in 2015. This increase was primarily due to (i) an increase in marketing expenses in connection with the promotion of the Company’s brands through search engines, mobile platforms and navigation sites, a 10-year anniversary campaign, and offline promotional activities such as a nationwide group-buy campaign and (ii) an increase in salaries and benefits due to an increase in sales and marketing headcount, which is in line with the Company’s rapid growth. As a percentage of net revenues, sales and marketing expenses increased from 26.2% in 2014 to 32.6% in 2015. Our sales and marketing expenses in 2015 included share-based compensation expenses of RMB36.6 million (US$5.6 million), compared to RMB14.6 million in 2014.

General and Administrative Expenses. Our general and administrative expenses increased by 49.3% from RMB129.8 million in 2014 to RMB193.7 million (US$29.9 million) in 2015. This increase was primarily attributable to an increase in salaries and benefits as a result of the growth in general and administrative headcount, which is in line with the Company’s rapid growth. As a percentage of net revenues, general and administrative expenses decreased from 6.1% in 2014 to 5.6% in 2015. Our general and administrative expenses for 2015 included share-based compensation expenses of RMB40.1 million (US$6.2 million), compared to RMB20.6 million in 2014.

Product Development Expenses. Our product development expenses increased by 72.9% from RMB158.4 million in 2014 to RMB273.9 million (US$42.3 million) in 2015. The increase was primarily attributable to an increase in salaries and benefits due to the controlled increase in product development headcount. As a percentage of net revenues, product development expenses increased from 7.4% in 2014 to 7.9% in 2015. Our product development expenses for 2015 included share-based compensation expenses of RMB24.3 million (US$3.7 million), compared to RMB13.4 million in 2014.

Income before Income Taxes. Our income before income taxes increased by 35.6% from RMB941.5 million in 2014 to RMB1,276.2 million (US$197.0 million) in 2015.

Income Tax Expense. We incurred income tax expense of RMB285.5 million (US$44.1 million) in 2015, compared with RMB192.8 million in 2014, primarily due to the growth of our income before income taxes. As a percentage of our income before income taxes, our income tax expenses were 20.5% in 2014 and 22.4% in 2015.

Net Income. As a result of the foregoing, we had net income of RMB990.6 million (US$152.9 million) in 2015, compared with net income of RMB748.7 million in 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Revenues. Our net revenues increased by 75.3% from RMB1,216.5 million in 2013 to RMB2,132.9 million in 2014. This increase was due to increases in both our advertising services revenues and our dealer subscription services revenues.

Advertising services. Our advertising services revenues increased by 67.6% from RMB894.9 million in 2013 to RMB1,499.5 million in 2014. This increase was due to our increased revenues from both automaker advertisers and dealer advertisers. Revenues from our automaker advertisers and dealer advertisers accounted for 70.6% and 29.4%, respectively, of our total advertising services revenues in 2014. Revenues from our automaker advertisers and dealer advertisers accounted for 78.7% and 21.3%, respectively, of our total advertising services revenues in 2013.

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

Dealer subscription services. Dealer subscription services revenues increased by 97.0% from RMB321.6 million in 2013 to RMB633.4 million in 2014. The increase in dealer subscription services revenues was mainly due to (i) an increase in the number of paying subscribers, which in turn was a result of our expansion into new geographic markets and deeper penetration into existing markets and (ii) an increase in average revenue per paying subscriber as dealers continue to allocate a greater portion of their budget to subscribe to our services and an increase in the rates for our dealer subscription services. We sold dealer subscription services to 17,779 dealers in 2014, compared with 10,617 dealers in 2013.

Cost of Revenues. Our cost of revenues increased by 51.2% from RMB252.2 million in 2013 to RMB381.5 million in 2014, primarily due to increases in VAT and surcharges, content-related costs and others, bandwidth and IDC costs and depreciation.

Content-related Costs. Our content-related costs increased by 33.3% from RMB96.0 million in 2013 to RMB127.9 million in 2014, primarily due to an increase in salaries and benefits of our editorial personnel and an increase in toll free telephone charges due to the increase of sales leads generated for dealer subscribers. Our content-related costs included share-based compensation expenses, which increased from RMB6.5 million in 2013 to RMB8.0 million in 2014.

Depreciation and Amortization Expenses. Our depreciation and amortization expenses increased by 19.9% from RMB26.4 million in 2013 to RMB31.7 million in 2014, primarily due to an increase in depreciation expenses related to servers that were mainly purchased in 2014, partially offset by a decrease in amortization of acquired intangible assets, including customer relationships, domain names and licensing agreement.

Bandwidth and IDC Costs. Our bandwidth and IDC costs increased by 45.9% from RMB21.0 million in 2013 to RMB30.7 million in 2014, primarily due to increased bandwidth and IDC requirements to fulfill the growth of our user traffic and improve our users’ experience.

VAT and Surcharges. VAT and related surcharges increased by 75.8% from RMB108.8 million for 2013 to RMB191.2 million for 2014, as a result of increased revenues.

Operating Expenses. Our operating expenses increased by 106.9% from RMB409.4 million in 2013 to RMB847.2 million in 2014, primarily due to increases in sales and marketing expenses, general and administrative expenses and product development expenses. As a percentage of net revenues, operating expenses increased from 33.7% in 2013 to 39.7% in 2014.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 128.0% from RMB245.2 million in 2013 to RMB559.1 million in 2014. This increase was primarily due to (i) an increase in marketing expenses in connection with the promotion of our brands through search engines, mobile platforms and navigation sites, including the cooperation with Baidu for enhanced auto-related content search results on PCs powered by “Aladdin,” and the cooperation with application stores and mobile browsers to promote our mobile applications and websites, and (ii) an increase in salaries and benefits, resulting from our increased sales and marketing headcount and the hiring of senior personnel to oversee our sales and marketing activities as well as more experienced sales persons to provide better service and support to our important customers. As a percentage of net revenues, sales and marketing expenses increased from 20.2% in 2013 to 26.2% in 2014. Our sales and marketing expenses in 2014 included share-based compensation expenses of RMB14.6 million, compared to RMB4.4 million in 2013.

General and Administrative Expenses. Our general and administrative expenses increased by 57.2% from RMB82.5 million in 2013 to RMB129.8 million in 2014. This increase was primarily attributable to an increase in salaries and benefits, professional service fees and office expenses. As a percentage of net revenues, general and administrative expenses decreased from 6.8% in 2013 to 6.1% in 2014. Our general and administrative expenses for 2014 included share-based compensation expenses of RMB20.6 million, compared to RMB11.7 million in 2013.

Product Development Expenses. Our product development expenses increased by 94.0% from RMB81.7 million in 2013 to RMB158.4 million in 2014, primarily due to an increase in salaries and benefits in line with an increase in the number of product development personnel including additional senior engineers to enhance our product development capabilities, especially in our growth initiatives, such as mobile platforms. As a percentage of net revenues, product development expenses increased from 6.7% in 2013 to 7.4% in 2014. Our product development expenses for 2014 included share-based compensation expenses of RMB13.4 million, compared to RMB3.0 million in 2013.

Income before Income Taxes. Our income before income taxes increased by 65.6% from RMB568.5 million in 2013 to RMB941.5 million in 2014.

Income Tax Expense. We incurred income tax expense of RMB192.8 million in 2014, compared with RMB112.3 million in 2013, primarily due to the growth of our income before income taxes. As a percentage of our income before income taxes, our income tax expenses were 19.8% in 2013 and 20.5% in 2014.

Net Income. As a result of the foregoing, we had net income of RMB748.7 million in 2014, compared with net income of RMB456.2 million in 2013.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.6%, 2.0% and 1.4% in 2013, 2014 and 2015, and the year-over-year percent changes in the consumer price index for December 2013, 2014, and 2015 were increases of 2.5%, 1.5% and 1.6%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”). The amendments in this update simplify the measurement of inventory. ASU 2015-11 states that an entity should measure inventory at the lower of cost and net realizable value. The amendments in ASU 2015-11 are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in ASU 2015-11 should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of the guidance is not expected to have significant impact on our consolidated financial statements.

In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers-Deferral of the effective date (“ASU 2015-14”). The amendments in ASU 2015-14 defer the effective date of ASU No. 2014-09, Revenue from Contracts with Customers issued in May 2014. According to the amendments in ASU 2015-14, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are in the process of evaluating contracts with our customers under the new standard and cannot currently estimate the financial statement impact of adoption.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes-Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). The amendments in this update simplify the presentation of deferred income taxes. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in ASU 2015-17 are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of the guidance is not expected to have significant impact on our consolidated financial statements.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity are cash generated from our operating activities and our issuance of ADSs. In December 2013, we completed our initial public offering and raised net proceeds of US$142.6 million, after deducting underwriting commissions and discounts and expenses. In November 2014, we completed our 2014 Offering and raised net proceeds of US$97.3 million, after deducting underwriting commissions and discounts and expenses. Our principal uses of cash for 2013, 2014 and 2015 were operating activities, including employee compensation, tax expenses, marketing expenses, bandwidth and IDC costs and purchase of vehicles, investments and capital expenditures. As of December 31, 2015, we had RMB2,152.6 million (US$$332.3 million) in cash and cash equivalents.

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

The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	593,893	1,023,743	1,461,841	225,669
Net cash used in investing activities	(45,943)	(1,759,517)	(407,657)	(62,931)
Net cash generated from financing activities	169,298	647,396	30,200	4,662
Effect of exchange rate on cash and cash equivalents	789	4,181	13,847	2,138
Net increase/(decrease) in cash and cash equivalents	718,037	(84,197)	1,098,231	169,538

Cash and cash equivalents at beginning of year	420,576	1,138,613	1,054,416	162,773

Cash and cash equivalents at end of year	1,138,613	1,054,416	2,152,647	332,311

Operating Activities

Net cash generated from operating activities was RMB1,461.8 million (US$225.7 million) for 2015. This amount was primarily attributable to net income of RMB990.6 million (US$152.9 million), (a) adjusted for (i) certain non-cash expenses, primarily share-based compensation expenses of RMB107.9 million (US$16.7 million), depreciation of property and equipment of RMB51.3 million (US$7.9 million) and deferred income taxes of RMB6.5 million (US$1.0 million), and (ii) changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in deferred revenue of RMB433.7 million (US$67.0 million) and an increase in accrued expenses and other payables of RMB316.7 million (US$48.9 million), and (b) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily an increase in accounts receivable of RMB340.9 million (US$52.6 million) and increase in prepaid expenses and other current assets of RMB264.4 million (US$40.8 million) and inventories of RMB111.7 (US$17.2 million). The increase in deferred revenues was mainly attributable to the growth of our dealer subscription services. The increase in accrued expenses and other payables was mainly due to the increase in accrued rebates to advertising agencies in accordance with growth of revenue and accrual for the year-end bonuses to employees during the period. The increase in accounts receivable was primarily due to the increase of our advertising services. The increase in prepaid expenses and inventories was mainly due to the advance payment for and purchase of vehicles.

Net cash generated from operating activities was RMB1,023.7 million for 2014. This amount was primarily attributable to net income of RMB748.7 million, (a) adjusted for (i) certain non-cash expenses, primarily share-based compensation expenses of RMB56.7 million, depreciation of property and equipment of RMB35.1 million and deferred income taxes of RMB5.3 million, and (ii) changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in deferred revenue of RMB225.6 million and an increase in accrued expenses and other payables of RMB201.4 million, and (b) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily an increase in accounts receivable of RMB271.0 million. The increase in deferred revenues was mainly attributable to the growth of our dealer subscription services. The increase in accounts receivable was primarily due to the increase of our advertising service sales. The increase in accrued expenses and other payables was mainly due to the increase in accrued rebates to advertising agencies in accordance with growth of revenue and accrual for the year-end bonuses to employees during the period.

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

Investing Activities

Net cash used in investing activities was RMB407.7 million (US$62.9 million) in 2015, which was primarily attributable to the purchase of term deposits, the investment in our new joint ventures and the purchase of property and equipment.

Net cash used in investing activities was RMB1,759.5 million in 2014, which was primarily attributable to the purchase of term deposits.

Net cash used in investing activities amounted to RMB45.9 million in 2013, primarily attributable to the purchase of property and equipment.

Financing Activities

Net cash generated from financing activities in 2015 was RMB30.2 million (US$4.7 million), which was attributable to proceeds from exercise of share-based awards.

Net cash generated from financing activities in 2014 was RMB647.4 million, which was primarily attributable to the net proceeds from our 2014 Offering of RMB604.0 million and the decrease in restricted cash of RMB245.0 million, partially offset by the payment of the final installment for the repurchase of common stock from Mr. Jiang Lan, a former director of our company, of RMB227.0 million, pursuant to the West Crest Share Purchase. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Entities Affiliated with Our Shareholders” for more information.

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

Capital Expenditures

Cash outflow in connection with capital expenditures amounted to RMB46.5 million, RMB42.8 million and RMB89.2 million (US$13.8 million) in 2013, 2014 and 2015, respectively. These capital expenditures were primarily used to purchase equipment for our business and leasehold improvements.

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

Under PRC law, our PRC subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund and allocate at least 10% of their after-tax profits on an individual company basis as determined under PRC accounting standards to the general reserve, and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, they are also required to make appropriations to the enterprise expansion fund and staff welfare and bonus fund at the discretion of their respective boards of directors. Our VIEs in the PRC are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2013, 2014 and 2015, our PRC subsidiaries and VIEs had appropriated RMB7.1 million, RMB8.8 million and RMB19.2 million (US$3.0 million), respectively, of retained earnings for their statutory reserves.

As a result of these PRC laws and regulations, prior to allocations of after-tax profits to the statutory reserves, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to us.

Foreign exchange and other regulation in the PRC may further restrict our PRC subsidiaries and VIEs from transferring funds to us in the form of dividends, loans and advances. As of December 31, 2014 and 2015, the amounts of the net restricted assets of our PRC subsidiaries and VIEs were RMB2,626.1 million and RMB3,740.5 million (US$577.4 million), respectively.

C.	Research and Development, Patents and Licenses, Etc.

Technology and Product Development

Our technologies and infrastructure are critical to our success. We follow a user-centric strategy for our system architecture and have developed robust and scalable technology platforms with sufficient flexibility to support our rapid growth.

A key component of our user-centric strategy is our user intelligence engine which we have developed and are continually enhancing. Our user intelligence engine allows us to rapidly gather user intelligence by analyzing large amounts of data from many sources throughout our content production system. We can utilize such user intelligence data to personalize user interfaces, associate and understand the relationship of information from different sources and facilitate interactions among users and various elements on our websites and mobile applications. It also helps us recommend suitable products, services and user connections to our users. Through our user intelligence engine, we can engage our users more closely by providing them with relevant content. We are also able to provide precision marketing services to our automakers, dealers and other automotive-related customers so that they can deliver relevant advertisements to targeted users who are more receptive to such marketing information.

We distribute our web content to numerous network nodes close to our users by utilizing the content delivery networks, allowing most of our user communications to bypass internet congestion. With our technological expertise, we manage the content delivery networks to enhance our website responsiveness and to improve user experience. As such, we believe our websites have a performance advantage over other automotive websites.

We invested heavily in mobile technologies and were among the earliest in our industry in China to introduce a mobile version of our websites and both Apple iOS- and Android-based applications to allow our users to easily access our content. We have built up a team of 179 research and development personnel as of December 31, 2015, to focus exclusively on the development of our mobile websites and applications and to explore new business models and opportunities through mobile technology. We plan to continue to leverage our mobile technology to develop more applications for Apple iOS- and Android- platforms focusing on convenience, real-time interaction and location based services.

We had an experienced product development team of 787 engineers as of December 31, 2015. Our past innovation has focused on helping users research, select and purchase suitable automobiles through our websites. We plan to develop additional products and services for our transaction business, mobile applications and media-related technology. Our product development expenses were RMB81.7 million, RMB158.4 million and RMB273.9 million (US$42.3 million) for the years ended December 31, 2013, 2014 and 2015, respectively.

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

We hold and (both mean “auto home” in English) and “AUTOHOME®” trademarks in China. In addition, as at December 31, 2015, we held 211 pending trademark applications and 93 registered trademarks in China. As at the same date, we had 45 registered names, including our main website domain names, autohome.com.cn and che168.com, 92 pending patent applications and 19 registered patents.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2015 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2015:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands of RMB)
Operating lease obligations(1)	66,352	51,504	—	—	117,856

(1)	Operating lease obligations primarily related to the lease of office space.

Rental expenses for the years ended December 31,2013, 2014 and 2015 were RMB17.9 million, RMB30.5 million and RMB49.9 million (US$7.7 million), respectively.

As of December 31, 2015, the Company had commitment to make an investment of RMB10 million in a joint venture to be established, accounting for a 20% shareholding. The joint venture is expected to provide data searching and analysis service.

G.	Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Timothy Y. (Tim) Chen	59	Chairman of the Board
James Zhi Qin	43	Director and Chief Executive Officer
Andrew Penn	52	Director
Xiang Li	34	Director
Nicholas Yik Kay Chong	48	Chief Financial Officer
Cynthia Whelan	46	Director
Han Willem Kotterman	50	Director
Ruey-Bin Kao	55	Director
Ted Tak-Tai Lee	65	Independent Director
Guangfu Cui	47	Independent Director
Junling Liu	51	Independent Director

Timothy Y. (Tim) Chen has served as our chairman of the board since 2012. He joined Asia Pacific Telecom as the General Manager since January 2016. He served as the president and group managing director of Telstra International Group and Advisor to Telstra CEO from November 2012 to December 2015. He is also a director of China Communications Media Group Co. Ltd., Qingdao Haier. He was a non-executive director on the board of directors of Telstra Corporation Limited between April 2012 and November 2012 and a director of Sequel Media Inc. between November 2012 and November 2014. Previously, Mr. Chen was a partner of a China Opportunities Fund within GL Capital Group. He was the CEO of National Basketball Association China from 2007 to 2010, the corporate vice president of Microsoft and the CEO of its Greater China region from 2003 to 2007, the corporate vice president of Motorola and the chairman and president of Motorola (China) Electronics from 2001 to 2003. Before Motorola, he was the CEO of 21CN Cybernet, a company listed on the Hong Kong Stock Exchange, from 2000 to 2001. Prior to 2000, Mr. Chen spent eight years in China with Motorola, including serving as the general manager responsible for the sales and marketing for the Greater China Cellular Infrastructure Division. He also spent nine years with AT&T Bell Laboratories in the United States. Mr. Chen holds an MBA degree from the University of Chicago and a master’s degree in both computer science and mathematics from Ohio State University.

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

Andrew Penn has served as our director since March 2012. Andrew is the Chief Executive Officer of Telstra Corporation Limited since May 1, 2015. He joined Telstra in 2012 as Chief Financial Officer and was also appointed Group Executive International in 2014. Prior to that, Mr. Penn had a career at AXA Asia Pacific Holdings Limited spanning twenty years, where he served in a variety of senior finance, strategy and executive roles, including group Chief Executive Officer from 2006 to 2011. Mr. Penn holds an MBA degree from Kingston University, London and is a graduate of Harvard Business School’s advanced management program. He is a fellow of the Chartered Association of Certified Accountants.

Xiang Li has served as our director since 2008. He served as our president from May 2013 to June 2015 and executive vice president between 2008 and May 2013. Mr. Li is also a director of Sequel Media. In 2005, Mr. Li founded our autohome.com.cn website providing online advertising services to the automotive industry. In 2000, Mr. Li founded pcpop.com website, which began commercial operations in 2003. Pcpop.com focuses on providing marketing services for the information technology industry and was operated through China Topside. Pcpop.com was spun off from our company in June 2011.

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

Cynthia Whelan has served as our director since December 10, 2013. Ms. Whelan was appointed to the role of Group Executive International and New Businesses within Telstra in October 2015. In this role, Cynthia is responsible for a number of Telstra’s key growth businesses including Telstra Health, Telstra Ventures, Telstra Home and Premium Services. She is also responsible for the company’s international operations as Telstra expands in global markets. Ms. Whelan joined Telstra in August 2013 as the Group Managing Director Strategic Finance. Prior to that, she was with Barclays Bank PLC, Australia Branch where she held the role of chief executive officer, Australia/New Zealand for three years. Over her ten years at Barclays, Ms. Whelan held a variety of roles including managing director and head of Asia Pacific capital markets, based in Hong Kong. During her investment banking career spanning more than 20 years, Ms. Whelan worked in Australia for Barclays, UBS, Merrill Lynch and Westpac. Ms. Whelan was previously a director of Asia Securities Industry and Financial Markets Association and Australian Financial Markets Association. She holds a Bachelor of Commerce (Finance and Japanese studies) from the University of New South Wales and a Masters of Applied Finance from Macquarie University.

Han Willem Kotterman has served as our director since December 10, 2013. Mr. Kotterman is the COO of Telstra International Group, based in Hong Kong. Mr. Kotterman joined Telstra from CSL Limited where he held the position of acting chief executive officer and executive vice president, customer service and operations. Mr. Kotterman has over 20 years of experience in telecommunications, management consulting, and international corporate tax law across Europe, Asia and North America. Before joining CSL Limited, Mr. Kotterman was a senior strategy consultant in Accenture’s Wireless Communications Practice based in New York. In this role, Mr. Kotterman advised the leading U.S. wireless operators in the areas of corporate strategy and merger integration, and was involved in executing several large industry mergers in the North American wireless industry. Mr. Kotterman holds an MBA degree from Wharton School of Business in Philadelphia in finance and strategic management and a master of laws degree in international corporate taxation from Leiden University in the Netherlands.

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

Guangfu Cui has served as our independent director since December 9, 2014. Mr. Cui served as the Chief Executive Officer of eLong, Inc., a company listed on the Nasdaq Stock Market, from October 2007 to June 2015, and as a director of eLong, Inc. from February 2011 to May 2015. Prior to joining eLong, Inc., Mr. Cui was the Managing Director for FedEx Kinko’s China for more than three years. Prior to FedEx Kinko’s, Mr. Cui worked for Procter & Gamble for over 12 years, including two and half years working in the United States. Mr. Cui holds a bachelor’s degree in law from Peking University, an MBA from Kellogg School of Management at Northwestern University.

Junling Liu has served as our independent director since January 12, 2015. Mr. Liu is the co-founder and Chairman of New Peak Group, a leading digital and mobile health group in China since 2015. Before joining New Peak Group, he was the co-founder and chief executive officer of Yihaodian. Prior to that, Mr. Liu was the co-president of Dell China and Hong Kong. Prior to that, he was a managing director of Avaya China. Mr. Liu received his Master of International Business Administration from Flinders University in Australia.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2015, we incurred an aggregate compensation expense of approximately RMB12.97 million (US$2.0 million) for our executive officers and directors (not including share-based compensation expenses). Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, housing fund and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. For additional information on share incentive grants to our directors and executive officers, see “— Share Incentive Plans.”

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

Share Incentive Plans

2011 Share Incentive Plan

On May 4, 2011, we adopted our 2011 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of our Class A ordinary shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan, as currently in effect, is 7,843,100. As of February 29, 2016, options to purchase 2,570,765 Class A ordinary shares under the 2011 Share Incentive Plan at an exercise price of US$2.20 were outstanding. The following table summarizes, as of February 29, 2016, the outstanding options we had granted to our directors, officers and other individuals under our 2011 Share Incentive Plan:

Name	Options		Exercise Price (US$/Share)		Date of Grant	Date of Expiration	Vesting Schedule
James Zhi Qin		*	US$	2.20	May 6, 2011	May 5, 2021	**
Other individuals as a group	2,370,765		US$	2.20	May 6, 2011 August 1, 2011 October 8, 2011 December 19, 2011 July 1, 2012 May 27, 2013 October 22, 2013 January 16, 2014	Ten years after grant date	Approximately 4 years from each date of grant

*	Less than one percent of our total outstanding share capital.
**	25% of the awards vested on each of January 1, 2012, 2013, 2014 and 2015.

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

2013 Share Incentive Plan

We adopted the 2013 Share Incentive Plan in November 2013. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2013 Share Incentive Plan is 3,350,000. As of February 29, 2016, 1,463,915 restricted shares under the 2013 Share Incentive plan were outstanding. The following table summarizes, as of February 29, 2016, the outstanding awards we granted under the 2013 Share Incentive Plan:

Name	Restricted Shares	Date of Grant	Vesting Schedule
Nicholas Yik Kay Chong	*	November 4, 2013	**
James Zhi Qin	*	January 23, 2015	***
		October 30, 2015	***
Ted Tak-Tai Lee	*	April 30, 2015	****
Guangfu Cui	*	April 30, 2015	****
Junling Liu	*	April 30, 2015	****
Directors and officers as a group	*	November 4, 2013	**
		January 23, 2015	***
		April 30, 2015 October 30, 2015	**** ***
Other individuals as a group	*	May 8, 2014 October 9, 2014 January 23, 2015 April 1, 2015 August 19, 2015 October 1, 2015	Approximately 4 years from each date of grant

*	Less than one percent of our total outstanding share capital.
**	25% of the restricted shares vested on each of September 29, 2014 and September 29, 2015, and the remaining restricted shares will vest on each of September 29, 2016 and September 29, 2017.
***	25% of the restricted shares vested on January 1, 2016, and the remaining restricted shares will vest on each of January 1, 2017, January 1, 2018 and January 1, 2019.
****	25% of the restricted shares vested on various dates ranging from December 8, 2015 to January 11, 2016 and the remaining restricted shares will vest on an annual basis thereafter.

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

2016 Share Incentive Plan

Our board of directors adopted the 2016 Share Incentive Plan in February 2016 pending ratification by our shareholders within 12 months. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2016 Share Incentive Plan is 4,890,000. As of February 29, 2016, options to purchase 3,032,500 Class A ordinary shares under the 2016 Share Incentive Plan at an exercise price of US$23.97 were outstanding. No shares will be issued pursuant to awards granted under the 2016 Share Incentive Plan prior to the ratification of the 2016 Share Incentive Plan by our shareholders. In the event that the 2016 Share Incentive Plan is not ratified by our shareholders, all awards granted under the 2016 Share Incentive Plan will be null and void. The following table summarizes, as of February 29, 2016, the outstanding options we had granted under the 2016 Share Incentive Plan:

Name	Options(1)	Exercise Price (US$/Share)		Date of Grant	Date of Expiration	Vesting Schedule
James Zhi Qin	1,500,000	US$	23.97	February 15, 2016	February 14, 2026	**
Nicholas Yik Kay Chong	*	US$	23.97	February 15, 2016	February 14, 2026	***
Directors and officers as a group	1,600,000	US$	23.97	February 15, 2016	February 14, 2026	**
		US$	23.97	February 15, 2016	February 14, 2026	***
Other individuals as a group	1,432,500	US$	23.97	February 15, 2016	February 14, 2026	Approximately 4 years from the date of grant

(1)	No shares will be issued pursuant to awards granted under the 2016 Share Incentive Plan prior to the ratification of the 2016 Share Incentive Plan by our shareholders. In the event that the 2016 Share Incentive Plan is not ratified by our shareholders, all awards granted under the 2016 Share Incentive Plan will be null and void.
*	Less than one percent of our total outstanding share capital.
**	25% of the awards will vest on each of January 1, 2017, 2018, 2019 and 2020.
***	50% of the awards will vest on each of October 30, 2018 and 2019.

The following paragraphs describe the principal terms of the 2016 Share Incentive Plan:

Types of awards. The 2016 Share Incentive Plan permits the awards of options, restricted shares and restricted share units. The following briefly describe the principal features of the various awards that may be granted under the 2016 Share Incentive Plan.

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

Plan Administration. Our board or a committee of one or more members of our board duly authorized for the purpose of the 2016 Share Incentive Plan can act as the plan administrator.

Award Agreement. Options, restricted shares or restricted share units granted under the 2016 Share Incentive Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.

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

Termination. The 2016 Share Incentive Plan will expire ten years after it became effective and may be terminated earlier with the approval of our board.

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

We had 1,191, 1,771 and 3,292 employees as of December 31, 2013, 2014 and 2015, respectively. The following table sets forth the number of our employees by function as of December 31, 2015:

Functional Area	Number of Employees
Sales and marketing	2,044
Content and editorial	328
Product development	787
Management and administrative	133

Total	3,292

Our sales and marketing personnel increased from 975 as of December 31, 2014 to 2,044 as of December 31, 2015, as we were expanding our transaction business and our dealership network in 2015. Through a combination of short-term performance evaluations and long-term incentive arrangements, we intend to build a competent, loyal and highly motivated workforce. We have not experienced any work stoppages due to labor disputes.

E.	Share Ownership

Class A Ordinary Shares

As of February 29, 2016, we had 51,505,946 Class A ordinary shares outstanding (excluding 632,026 Class A ordinary shares that are reserved for future grants under our share incentive plans). In addition, as of February 29, 2016, we have granted, and have outstanding, options to purchase a total of 2,570,765 Class A ordinary shares and 1,463,915 restricted shares to our employees, directors and consultants. For information regarding the Share Incentive Plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.”

Class B Ordinary Shares

As of February 29, 2016, we had 61,824,328 Class B ordinary shares outstanding.

Beneficial Ownership of Ordinary Shares

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2016:

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

Ordinary Shares Beneficially Owned as of February 29, 2016
	Class A				Class B		% of Voting Rights(2)
	Number		%(1)		Number	%(1)
Directors and Executive Officers:
Timothy Y. (Tim) Chen(3)	—		—		—	—	—
James Zhi Qin(4)	3,340,025		2.9%		—	—	2.9%
Andrew Penn(5)	—		—		—	—	—
Xiang Li(6)	3,000,000		2.6%		—	—	2.6%
Nicholas Yik Kay Chong(7)		*		*	—	—		*
Cynthia Whelan(8)	—		—		—	—	—
Han Willem Kotterman(9)	—		—		—	—	—
Ruey-Bin Kao(10)	—		—		—	—	—
Ted Tak-Tai Lee(11)		*		*	—	—		*
Guangfu Cui(12)		*		*	—	—		*
Junling Liu(13)		*		*	—	—		*
All Directors and Executive Officers as a Group	6,507,302		5.7%		—	—	5.7%
Principal Shareholders:
Telstra Holdings Pty Limited(14)	—		—		61,824,328	54.6%	54.6%

*	Less than one percent of our total outstanding share capital.
(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of our Class A ordinary shares and Class B ordinary shares outstanding, which is 113,330,274 as of February 29, 2016, and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after February 29, 2016.

(2)	For each person and group included in this column, the percentage of voting rights is calculated by dividing the voting rights beneficially owned by such person or group by the voting rights with respect to all of our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one vote. When the total number of ordinary shares held by Telstra Holdings Pty Limited and/or its affiliates, or the Telstra Shareholder, constitutes no less than 51% of all of our issued and outstanding ordinary shares, each Class B ordinary share is entitled to one vote; when the total number of ordinary shares held by the Telstra Shareholder, drops below 51% but is no less than 39.3% of all of our issued and outstanding ordinary shares, each Class B ordinary share will carry such number of votes that would result in the total number of ordinary shares held by the Telstra Shareholder carrying, in the aggregate, 51% of the voting rights represented by all of our issued and outstanding ordinary shares; when the total number of ordinary shares held by the Telstra Shareholder drops below 39.3% of all of our issued and outstanding ordinary shares, all Class B ordinary shares will be automatically converted into the same number of Class A ordinary shares.
(3)	The business address of Mr. Chen is No. 32, Jihu Rd., Neihu Dist., Taipei City 11492, Taiwan.
(4)	Represents (i) 3,088,929 Class A ordinary shares held by Right Brain Limited, which is wholly owned by Mr. Qin, (ii) 51,096 Class A ordinary shares in the form of ADSs converted from restricted shares held by Mr. Qin, and (iii) 200,000 Class A ordinary shares underlying the options that are exercisable within 60 days after February 29, 2016 held by Mr. Qin. The business address of Mr. Qin is 10th Floor, Tower B, CEC Plaza, No. 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.
(5)	The business address of Mr. Penn is Telstra Corporation Ltd, 242 Exhibition Street, Melbourne, VIC 3000, Australia.
(6)	Represents 3,000,000 Class A ordinary shares held by AutoLee Ltd., which is wholly owned by Mr. Li. The business address of Mr. Li is No. 339 Dongxindian, Cuigezhuang, Chaoyang District, Beijing 100103, People’s Republic of China.
(7)	Represents Class A ordinary shares in the form of ADSs held by Mr. Chong vested from restricted shares held by Mr. Chong. The business address of Mr. Chong is 10th Floor Tower B, CEC Plaza, No. 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.
(8)	The business address of Ms. Whelan is Telstra, 400 George Street, Sydney NSW 2000, Australia.
(9)	The business address of Mr. Kotterman is 43/F, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong.
(10)	The business address of Dr. Kao is Unit 2428, China World Tower One, No. 1 Jianguo Men Wai Avenue, Chaoyang District, Beijing 100004, People’s Republic of China.
(11)	Represents Class A ordinary shares in the form of ADSs vested from restricted shares held by Mr. Lee. The business address of Mr. Lee is Room 3303, No. 17, Lane 668 Xizang South Road, Shanghai 200011, Peoples’s Republic of China.
(12)	Represents Class A ordinary shares in the form of ADSs vested from restricted shares held by Mr. Cui. The business address of Mr. Cui is Apt 96202 Beida ZhongGuanXinYuan, 126 ZhongGuanCun North Street, Beijing 100871, People’s Republic of China.
(13)	Represents Class A ordinary shares in the form of ADSs vested from restricted shares held by Mr. Liu. The business address of Mr. Liu is Floor 3, Building 9, No. 115 Lane 572, Bibo Rd, Pudong, Shanghai, 201203, People’s Republic of China.
(14)	Represents 61,824,328 Class B ordinary shares. Telstra Holdings Pty Limited is an Australian company and a wholly owned subsidiary of Telstra Corporation Limited, which is a public company traded on the Australian Securities Exchange. Telstra Holdings Pty Limited’s business address is Level 41, 242 Exhibition Street, Melbourne, VIC 3000, Australia.

To our knowledge, as of February 29, 2016, 44,709,123 Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program (excluding 632,026 Class A ordinary shares that are reserved for future grants under our share incentive plans). No Class B ordinary shares were held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

As of February 29, 2016, Telstra beneficially owned 54.6% of the total voting rights in our company. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Agreements with our Variable Interest Entities

PRC laws and regulations currently limit foreign ownership of companies that engage in internet services. We therefore conduct our part of our operations in China primarily through contractual agreements between the following entities:

•	our wholly owned PRC subsidiary, Beijing Cheerbright Technologies Co., Ltd., or Autohome WFOE, and each of the three groups of entities and individuals—(i) Beijing Autohome Information Technology Co., Ltd., or Autohome Information, shareholders of Autohome Information and two subsidiaries of Autohome Information: Beijing Shengtuo Chengshi Advertising Co., Ltd., or Chengshi Advertising, and Beijing Shengtuo Autohome Advertising Co., Ltd., or Autohome Advertising, (ii) Shanghai You Che You Jia Advertising Co., Ltd., or Shanghai Advertising, and shareholders of Shanghai Advertising, and (iii) Guangzhou You Che You Jia Advertising Co., Ltd., or Guangzhou Advertising, and shareholders of Guangzhou Advertising; and

•	our wholly owned PRC subsidiary, Beijing Chezhiying Technology Co., Ltd., or Chezhiying WFOE, and each of the group of entities and individuals, Beijing Shengtuo Hongyuan Information Technology Co., Ltd., or Shengtuo Hongyuan, shareholders of Shengtuo Hongyuan and two subsidiaries of Shengtuo Hongyuan: Beijing Autohome Used Car Appraisal Co., Ltd., or Autohome Used Car Appraisal, and Beijing Autohome Used Car Brokerage Co., Ltd., or Autohome Used Car Brokerage.

We treat these groups of entities as our VIEs under U.S. GAAP.

In July 2015, Autohome Information, Shengtuo Hongyuan and Autohome WFOE entered into a termination agreement, pursuant to which the parties terminated all contractual agreements among themselves, which includes the equity interest pledge agreement, exclusive technology consulting and service agreement, equity option agreement and power of attorney, and Autohome Information transferred all of its equity interest in Shengtuo Hongyuan to James Zhi Qin and Zheng Fan. In July 2015, Chezhiying WFOE, Shengtuo Hongyuan and each of its subsidiaries, and James Zhi Qin and Zheng Fan entered into contractual agreements.

The following is a summary of our current contractual arrangements among Autohome WFOE, Autohome Information and its subsidiaries and shareholders and among Chezhiying WFOE, Shengtuo Hongyuan and its subsidiaries and shareholders. The contractual agreements among Autohome WFOE and Shanghai Advertising and its shareholders and the contractual agreements among Autohome WFOE and Guangzhou Advertising and its shareholders are substantially the same as the contractual agreements among Autohome WFOE, Autohome Information and its shareholders.

Agreements that Provide Effective Control over Autohome Information and Shengtuo Hongyuan

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements between Autohome WFOE and each of the three shareholders of Autohome Information, each shareholder of Autohome Information pledges to Autohome WFOE all of his equity interests in Autohome Information to secure the performance of such shareholder’s respective obligations and Autohome Information’s obligations under the loan agreements, equity option agreements, and the exclusive technology consulting and service agreements. See “—Contractual Agreements with our Variable Interest Entities—Agreements that Transfer Economic Benefits of Autohome Information and Shengtuo Hongyuan to Us” and “—Contractual Agreements with our Variable Interest Entities—Agreements that Provide Us the Options to Purchase the Equity Interests in Autohome Information” for a brief description of these obligations. Without Autohome WFOE’s consent, shareholders of Autohome Information shall not create or permit to create any encumbrances on the pledged equities in Autohome Information. In the event of default, Autohome WFOE is entitled to request immediate repayment of the outstanding amounts payable under the loan agreements, the equity option agreements and the exclusive technology consulting and service agreements or to dispose of the pledged equity interests at Autohome WFOE’s sole discretion. The equity pledge agreements have an indefinite term and will terminate after all the secured obligations under these agreements have been satisfied in full or the pledged equity interests have been transferred to Autohome WFOE or its designee.

Pursuant to the equity interest pledge agreements between Autohome WFOE and Autohome Information, Autohome Information pledges to Autohome WFOE all of its equity interests in its two subsidiaries to secure the performance of its obligations under the exclusive technology consulting and service agreements and the equity option agreements. These equity interest pledge agreements contain substantially the same terms as the equity interest pledge agreements between Autohome WFOE and the shareholders of Autohome Information.

In July 2015, Chezhiying WFOE and each of the shareholders of Shengtuo Hongyuan entered into equity interest pledge agreements. The terms of these agreements are substantially the same as the equity interest pledge agreements between Autohome WFOE and each of the three shareholders of Autohome Information described above. In July 2015, Chezhiying WFOE and Shengtuo Hongyuan entered into equity interest pledge agreements. The terms of these agreements are substantially the same as the equity interest pledge agreements between Autohome WFOE and Autohome Information. We are in the process of obtaining registration for these equity interest pledge agreements.

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

In July 2015, Shengtuo Hongyuan and each of the shareholders of Shengtuo Hongyuan have executed an irrevocable power of attorney appointing Chezhiying WFOE, or any person designated by Chezhiying WFOE, as their attorney-in-fact to vote on their behalf at the shareholders’ meetings of Shengtuo Hongyuan’s subsidiaries and Shengtuo Hongyuan and to exercise full voting rights as the shareholders of these companies with powers granted under PRC laws and regulations and the articles of association of each of the above companies, including the rights to appoint directors and management personnel.

Agreements that Transfer Economic Benefits of Autohome Information and Shengtuo Hongyuan to Us

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

In July 2015, Chezhiying WFOE and each of Shengtuo Hongyuan and its subsidiaries entered into exclusive technology consulting and service agreements. The terms of these agreements are substantially the same as the exclusive technology consulting and service agreements between Autohome WFOE and each of Autohome Information and its subsidiaries described above.

Autohome WFOE and Chezhiying WFOE recognized service fees from all the VIEs in the amount of RMB657.2 million in 2013, RMB980.5 million in 2014 and RMB365.5 million (US$56.4 million) in 2015 in consideration for services provided to the VIEs.

Loan Agreements. Pursuant to the loan agreements between Autohome WFOE and each of the three shareholders of Autohome Information, Autohome WFOE granted interest-free loans to these three shareholders of Autohome Information. The loans are to be used solely for the purpose of making capital contributions to the registered capital of Autohome Information. The term of the loans is indefinite and must be repaid in the manner specified in the agreements upon written notice from Autohome WFOE at any time in Autohome WFOE’s sole discretion or upon an event of default by the shareholders of Autohome Information.

In July 2015, Chezhiying WFOE and each of the shareholders of Shengtuo Hongyuan entered into loan agreements. The terms of these agreements are substantially the same as the loan agreements between Autohome WFOE and each of the three shareholders of Autohome Information described above.

Agreements that Provide Us the Options to Purchase the Equity Interests in Autohome Information and Shengtuo Hongyuan

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

Pursuant to the equity option agreements among Autohome WFOE, Autohome Information and each of the two subsidiaries of Autohome Information, Autohome Information granted Autohome WFOE or its designated parties an option to purchase all or part of Autohome Information’s equity interests in its subsidiaries at a price equivalent to the lowest price permitted by PRC law. Autohome WFOE may exercise its option at any time. The equity option agreements have an indefinite term and will terminate at the earlier of (i) the date on which all of Autohome Information’s equity interests in its subsidiaries have been transferred to Autohome WFOE or its designated parties, or (ii) the unilateral termination by Autohome WFOE.

In July 2015, Chezhiying WFOE and each of the shareholders of Shengtuo Hongyuan entered into equity option agreements. The terms of these agreements are substantially the same as the equity option agreements between Autohome WFOE and each of the three shareholders of Autohome Information described above. In July 2015, Chezhiying WFOE, Shengtuo Hongyuan and each of the two subsidiaries of Shengtuo Hongyuan entered into equity option agreements. The terms of these agreements are substantially the same as the equity option agreements among Autohome WFOE, Autohome Information and each of the two subsidiaries of Autohome Information.

Transactions with Entities Affiliated with Our Shareholders

During 2013, Telstra International HK Limited provided network maintenance services amounting to RMB0.1 million to Autohome Information. In addition, Telstra International Limited provided network maintenance services amounting to RMB0.3 million, RMB0.4 million and RMB0.3 million (US$0.05 million), respectively, to Autohome Information in 2013, 2014 and 2015, respectively. There was an outstanding balance of RMB0.4 million, RMB0.03 million and nil as of December 31, 2013, 2014 and 2015, respectively. In October 2013, Autohome HK acquired Autohome Media with a consideration of RMB1.9 million. Autohome Media was 50% owned by the spouse of Mr. Henry Hon, one of our former directors whose resignation was effective as of March 28, 2014.

On October 30, 2013, West Crest Limited and its sole shareholder Mr. Jiang Lan, a then-director of our company, requested that we repurchase its outstanding shares in our company, namely 6,684,711 ordinary shares, for a total purchase price of US$130 million. On November 4, 2013, we and Telstra Holdings entered into a share purchase agreement with West Crest Limited, Mr. Jiang Lan and other shareholders of our company. Pursuant to the agreement, we and Telstra Holdings purchased 3,856,564 and 2,828,147 ordinary shares of our company held by West Crest Limited, or the West Crest Share Purchase, for US$75 million and US$55 million, respectively, in cash. We paid fifty percent of the purchase price on November 21 2013, and paid the remainder on January 29, 2014 using proceeds from our initial public offering.

During 2013, we and Telstra International Limited entered into an agreement whereby a Telstra executive would provide consulting services to us. Under this agreement, the amount due to Telstra for services provided during 2013 and 2014 amounted to RMB0.4 million and RMB0.3 million, respectively. All outstanding balances have been paid in full as of December 31, 2015.

During 2013, we and Beijing Australian Telecommunications Technical Consulting Limited entered into an agreement whereby a Telstra executive would provide consulting services to us. Under this agreement, the amount due to Beijing Australian Telecommunications Technical Consulting Limited for services provided during 2013 and 2014 both amounted to RMB0.2 million.

In September 2015, we established a joint venture, the Financing JV, with Beijing Chehejia Information Technology Co., Ltd. and two companies unaffiliated with us. Xiang Li, our director, is the founder of Beijing Chehejia Information Technology Co., Ltd. We invested a full payment of RMB75 million into the Financing JV for a 25% equity interest of the Financing JV.

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

See footnote 12 to our financial statements for further information about our related party transactions.

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

	Trading Price
	High		Low
	US$		US$
Annual High and Low
Fiscal Year 2013 (from December 11, 2013)	US$	37.88	US$	26.51
Fiscal Year 2014	US$	57.93	US$	28.50
Fiscal Year 2015	US$	56.59	US$	28.00
Quarterly Highs and Lows
Fourth Fiscal Quarter of 2013 (from December 11, 2013)	US$	37.88	US$	26.51
First Fiscal Quarter of 2014	US$	51.98	US$	28.52
Second Fiscal Quarter of 2014	US$	42.68	US$	28.50
Third Fiscal Quarter of 2014	US$	57.93	US$	31.80
Fourth Fiscal Quarter of 2014	US$	53.56	US$	34.14
First Fiscal Quarter of 2015	US$	47.47	US$	34.50
Second Fiscal Quarter of 2015	US$	56.59	US$	43.27
Third Fiscal Quarter of 2015	US$	50.50	US$	28.00
Fourth Fiscal Quarter of 2015	US$	37.73	US$	29.18
Monthly Highs and Lows
September 2015	US$	34.19	US$	28.13
October 2015	US$	37.73	US$	31.62
November 2015	US$	37.63	US$	29.18
December 2015	US$	37.17	US$	30.20
January 2016	US$	33.70	US$	23.35
February 2016	US$	26.34	US$	21.53

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Duties of Directors” and “— Terms of Directors and Officers.”

Ordinary Shares

General

Our authorized share capital consists of (i) 99,931,211,060 Class A ordinary shares with a par value of US$0.01 each and (ii) 68,788,940 Class B ordinary shares with a par value of US$0.01 each. As of February 29, 2016, we had 51,505,946 Class A ordinary shares (excluding 632,026 Class A ordinary shares that are reserved for future grants under our share incentive plans) and 61,824,328 Class B ordinary shares issued and outstanding.

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

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands, which indirectly holds Autohome WFOE, Chezhiying WFOE and other subsidiaries in the PRC. Our business operations are principally conducted through our PRC subsidiaries and VIEs.

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

Autohome WFOE, our PRC subsidiary, was recognized by the provincial level science and technology commission, finance bureau, and state and local tax bureaus as an HNTE on September 17, 2010, which is valid for three years. Therefore, Autohome WFOE is entitled to the preferential enterprise income tax rate of 15% from 2010 through 2012. We have obtained renewal of the HNTE qualification through 2015. Beijing Autohome Technologies was recognized as an HNTE in July 2015 and therefore was eligible for the preferential 15% enterprise income tax rate from 2015 to 2017 upon their filing with the relevant tax authority. Beijing Prbrownies was recognized as an HNTE on February 29, 2016, qualifying it for the preferential 15% enterprise income tax rate from 2015 to 2017 upon its filing with the relevant tax authority. However, if we lose this qualification, Autohome WFOE, Beijing Autohome Technologies and Beijing Prbrownies will no longer enjoy the 15% preferential tax rate, and the applicable enterprise income tax rate may increase to up to 25%.

Although we believe we are not a PRC resident enterprise for enterprise income tax purposes, substantial uncertainty exists. In the event that our company or any of our Offshore Entities, is considered to be a PRC resident enterprise: (a) our company or our Offshore Entities, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income; and (b) dividend income that our company or our Offshore Entities, as the case may be, receives from our PRC subsidiaries would be exempt from the PRC withholding tax since such income is exempted under the Enterprise Income Tax Law for PRC resident enterprise; and (c) any dividends we pay to our non-PRC shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%, subject to reduction or exemption by an applicable treaty. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries, dividends distributed to our non-PRC shareholders and ADS holders, and gains recognized by such shareholders or ADS holders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

Dividend Withholding Tax

We are a Cayman Islands holding company and substantially all of our income will come from dividends distributed by our subsidiaries located in the PRC through our Offshore Entities. Pursuant to the Enterprise Income Tax Law and its implementation rules, dividends from our PRC subsidiaries paid out of profits generated after January 1, 2008, are subject to a withholding tax of 10%, unless there is a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands currently does not have any tax treaty with China with respect to withholding tax.

Pursuant to the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate with respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Distributions of profits generated before January 1, 2008 are exempt from PRC withholding tax. Our board of directors declared dividends of RMB49.9 million and RMB249.2 million in February 2012 and May 2013, respectively, to all of our shareholders. The dividends, net of applicable withholding tax, were paid in April 2012 and June and July 2013, respectively. We do not have any plan to pay additional cash dividends on our ordinary shares in the foreseeable future. The board of Autohome WFOE has resolved to reinvest all its undistributed earnings indefinitely in Autohome WFOE. We currently intend to retain most, if not all, of our remaining available funds and any future earnings to operate and expand our business.

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

Assuming we are the owner of our VIEs for U.S. federal income tax purposes, we believe that we primarily operate as an active provider of online automotive advertising solutions in China. Based on our current income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2015 and do not anticipate becoming a PFIC in future taxable years. While we do not believe that we were a PFIC for the taxable year ended December 31, 2015 and do not anticipate becoming a PFIC for the current taxable year or the foreseeable future, no assurance can be given in this regard. Because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis, the determination of whether we will be or become a PFIC will depend, in part, upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ADSs from time to time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current taxable year or foreseeable future.

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

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge, and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Foreign Exchange Risk

We earn substantially all of our revenues and incur most of our expenses in RMB, and substantially all of our sales contracts are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars. Based on the amount of our cash and cash equivalents and term deposits as of December 31, 2015, a 1.0% change in the exchange rate between the Renminbi and the U.S. dollar would result in an increase or decrease of approximately US$1.4 million to our cash and cash equivalents and term deposits.

Significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, the conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service		Fees

•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued

•	Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

•	Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held

•	Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to US$0.05 per ADS held

•	Distribution of securities other than ADSs or rights to purchase additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been Class A ordinary shares and the Class A ordinary shares had been deposited for issuance of ADSs

•	Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

•	Transfer of ADRs	US$1.50 per certificate presented for transfer

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither we nor the depositary can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. In our most recent fiscal year, we have received from the depositary a reimbursement of approximately US$63,000.

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

We incurred expenses and paid to others US$12.8 million for underwriting discounts and commissions in connection with our initial public offering from the effective date of the registration statement for the initial public offering to December 31, 2014. We incurred expenses and paid to others US$5.0 million for underwriting discounts and commissions in connection with our 2014 Offering from the effective date of the registration statement for the 2014 Offering to December 31, 2014. We received net proceeds of approximately US$142.6 million and US$97.3 million from our initial public offering and 2014 Offering (together, the “Offerings”), respectively.

In 2015, we used approximately US$21 million of the net proceeds from the Offerings for payment of establishment of new subsidiaries, investment in joint venture, professional fees, insurance fees, compensation to directors and general corporate purposes.

We intend to use the remainder of the proceeds from the Offerings for general corporate purposes, including funding potential investments and acquisitions of complementary businesses, assets and technologies.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2015, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2015 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, any evaluation of effectiveness as to future periods is subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young Hua Ming LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2015 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Autohome Inc.

We have audited Autohome Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). Autohome Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Autohome Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Autohome Inc. as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2015 of Autohome Inc. and our report dated March 17, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China
March 17, 2016

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2014	2015
	(in RMB thousands)
Audit fees(1)	8,138	7,853
Audit-related fees(2)	2,168	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, the audit of our internal control over financial reporting and the review of our comparative interim financial information.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered by our principal auditor for the assurance and related services, which were not included under “Audit Fees” above.

The policy of our audit committee is to preapprove all audit and nonaudit services provided by Ernst & Young Hua Ming LLP, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees for the year ended December 31, 2015.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We have followed and intend to follow the applicable NYSE corporate governance listing standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Autohome Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, adopted on November 27, 2013 (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

2.3	Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts dated as of December 10, 2013 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-196006), filed with the Securities and Exchange Commission on May 16, 2014)

2.4	Investors Rights Agreement among the Registrant, Telstra Holdings Pty Limited and certain minority shareholders of the Registrant dated November 4, 2013 (incorporated herein by reference to Exhibit 4.63 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.1	2011 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.2	2013 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.3	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.4	English Translation of Form of Employment Agreement between Autohome WFOE and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.5	Restated Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Autohome Information dated June 7, 2011 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.6	Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Chengshi Advertising dated November 12, 2010 (incorporated herein by reference to Exhibit 4.7 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.7	Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Autohome Advertising dated September 21, 2010 (incorporated herein by reference to Exhibit 4.8 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

Exhibit Number	Description of Document

4.8	Restated Loan Agreement between Autohome WFOE and Zhi Qin dated June 7, 2011 (incorporated herein by reference to Exhibit 4.9 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.9	Restated Loan Agreement between Autohome WFOE and Zheng Fan dated June 7, 2011 (incorporated herein by reference to Exhibit 4.10 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.10	Restated Loan Agreement between Autohome WFOE and Xiang Li dated June 7, 2011 (incorporated herein by reference to Exhibit 4.11 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.11	Restated Equity Option Agreement among Autohome WFOE, Autohome Information and Zhi Qin dated June 7, 2011 (incorporated herein by reference to Exhibit 4.12 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.12	Restated Equity Option Agreement among Autohome WFOE, Autohome Information and Zheng Fan dated June 7, 2011 (incorporated herein by reference to Exhibit 4.13 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.13	Restated Equity Option Agreement among Autohome WFOE, Autohome Information and Xiang Li dated June 7, 2011 (incorporated herein by reference to Exhibit 4.14 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.14	Equity Option Agreement among Autohome WFOE, Autohome Information and Chengshi Advertising dated November 12, 2010 (incorporated herein by reference to Exhibit 4.16 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.15	Equity Option Agreement among Autohome WFOE, Autohome Information and Autohome Advertising dated September 21, 2010 (incorporated herein by reference to Exhibit 4.17 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.16	Restated Equity Interest Pledge Agreement between Autohome WFOE and Zhi Qin dated August 23, 2011 (incorporated herein by reference to Exhibit 4.18 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.17	Restated Equity Interest Pledge Agreement between Autohome WFOE and Zheng Fan dated August 23, 2011 (incorporated herein by reference to Exhibit 4.19 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.18	Restated Equity Interest Pledge Agreement between Autohome WFOE and Xiang Li dated August 23, 2011 (incorporated herein by reference to Exhibit 4.20 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

Exhibit Number	Description of Document

4.19	Equity Interest Pledge Agreement between Autohome WFOE and Autohome Information dated November 12, 2010 regarding Chengshi Advertising (incorporated herein by reference to Exhibit 4.22 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.20	Equity Interest Pledge Agreement between Autohome WFOE and Autohome Information dated September 21, 2010 regarding Autohome Advertising (incorporated herein by reference to Exhibit 4.23 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.21	Power of Attorney issued by Zhi Qin dated April 3, 2013 regarding Autohome Information (incorporated herein by reference to Exhibit 4.24 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.22	Power of Attorney issued by Zheng Fan dated April 3, 2013 regarding Autohome Information (incorporated herein by reference to Exhibit 4.25 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.23	Power of Attorney issued by Xiang Li dated April 3, 2013 regarding Autohome Information (incorporated herein by reference to Exhibit 4.26 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.24	Power of Attorney issued by Autohome Information dated April 3, 2013 regarding Chengshi Advertising (incorporated herein by reference to Exhibit 4.28 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.25	Power of Attorney issued by Autohome Information dated April 3, 2013 regarding Autohome Advertising (incorporated herein by reference to Exhibit 4.29 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.26	Supplementary Agreement to Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Chengshi Advertising dated July 22, 2011 (incorporated herein by reference to Exhibit 4.31 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.27	Supplementary Agreement to Exclusive Technology Consulting and Service Agreement between Autohome Advertising and Autohome WFOE dated July 22, 2011 (incorporated herein by reference to Exhibit 4.32 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.28	Supplementary Agreement to Restated Exclusive Technology Consulting and Service Agreement between Autohome Information and Autohome WFOE dated July 22, 2011 (incorporated herein by reference to Exhibit 4.33 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.29	Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Shanghai Advertising dated December 31, 2011 (incorporated herein by reference to Exhibit 4.34 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

Exhibit Number	Description of Document

4.30	Loan Agreement between Autohome WFOE and Zhi Qin dated December 31, 2011 (incorporated herein by reference to Exhibit 4.35 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.31	Loan Agreement between Autohome WFOE and Zheng Fan dated December 31, 2011 (incorporated herein by reference to Exhibit 4.36 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.32	Loan Agreement between Autohome WFOE and Xiang Li dated December 31, 2011 (incorporated herein by reference to Exhibit 4.37 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.33	Equity Option Agreement among Autohome WFOE, Shanghai Advertising and Zhi Qin dated July 2, 2012 (incorporated herein by reference to Exhibit 4.38 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.34	Equity Option Agreement among Autohome WFOE, Shanghai Advertising and Zheng Fan dated July 2, 2012 (incorporated herein by reference to Exhibit 4.39 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.35	Equity Option Agreement among Autohome WFOE, Shanghai Advertising and Xiang Li dated July 2, 2012 (incorporated herein by reference to Exhibit 4.40 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.36	Equity Interest Pledge Agreement between Autohome WFOE and Zhi Qin dated July 2, 2012 (incorporated herein by reference to Exhibit 4.41 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.37	Equity Interest Pledge Agreement between Autohome WFOE and Zheng Fan dated July 2, 2012 (incorporated herein by reference to Exhibit 4.42 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.38	Equity Interest Pledge Agreement between Autohome WFOE and Xiang Li dated July 2, 2012 (incorporated herein by reference to Exhibit 4.43 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.39	Power of Attorney issued by Zhi Qin dated April 3, 2013 regarding Shanghai Advertising (incorporated herein by reference to Exhibit 4.44 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.40	Power of Attorney issued by Zheng Fan dated April 3, 2013 regarding Shanghai Advertising (incorporated herein by reference to Exhibit 4.45 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

Exhibit Number	Description of Document

4.41	Power of Attorney issued by Xiang Li dated April 3, 2013 regarding Shanghai Advertising (incorporated herein by reference to Exhibit 4.46 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.42	Loan Agreement between Autohome WFOE and Zhi Qin dated July 2, 2012 (incorporated herein by reference to Exhibit 4.47 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.43	Loan Agreement between Autohome WFOE and Zheng Fan dated July 2, 2012 (incorporated herein by reference to Exhibit 4.48 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.44	Loan Agreement between Autohome WFOE and Xiang Li dated July 2, 2012 (incorporated herein by reference to Exhibit 4.49 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.45	Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Guangzhou Advertising dated May 8, 2012 (incorporated herein by reference to Exhibit 4.50 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.46	Loan Agreement between Autohome WFOE and Zhi Qin dated May 8, 2012 (incorporated herein by reference to Exhibit 4.51 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.47	Loan Agreement between Autohome WFOE and Zheng Fan dated May 8, 2012 (incorporated herein by reference to Exhibit 4.52 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.48	Loan Agreement between Autohome WFOE and Xiang Li dated May 8, 2012 (incorporated herein by reference to Exhibit 4.53 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.49	Equity Option Agreement among Autohome WFOE, Guangzhou Advertising and Zhi Qin dated May 8, 2012 (incorporated herein by reference to Exhibit 4.54 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.50	Equity Option Agreement among Autohome WFOE, Guangzhou Advertising and Zheng Fan dated May 8, 2012 (incorporated herein by reference to Exhibit 4.55 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.51	Equity Option Agreement among Autohome WFOE, Guangzhou Advertising and Xiang Li dated May 8, 2012 (incorporated herein by reference to Exhibit 4.56 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.52	Equity Interest Pledge Agreement between Autohome WFOE and Zhi Qin dated May 8, 2012 (incorporated herein by reference to Exhibit 4.57 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

Exhibit Number	Description of Document

4.53	Equity Interest Pledge Agreement between Autohome WFOE and Zheng Fan dated May 8, 2012 (incorporated herein by reference to Exhibit 4.58 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.54	Equity Interest Pledge Agreement between Autohome WFOE and Xiang Li dated May 8, 2012 (incorporated herein by reference to Exhibit 4.59 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.55	Power of Attorney issued by Zhi Qin dated April 3, 2013 regarding Guangzhou Advertising (incorporated herein by reference to Exhibit 4.60 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.56	Power of Attorney issued by Zheng Fan dated April 3, 2013 regarding Guangzhou Advertising (incorporated herein by reference to Exhibit 4.61 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.57	Power of Attorney issued by Xiang Li dated April 3, 2013 regarding Guangzhou Advertising (incorporated herein by reference to Exhibit 4.62 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.58*	Termination Agreement among Autohome Information, Shengtuo Hongyuan and Autohome WFOE dated July 8, 2015

4.59*	English Translation of Equity Interest Transfer Agreement between Autohome Information and Zhi Qin dated July 8, 2015

4.60*	English Translation of Equity Interest Transfer Agreement between Autohome Information and Zheng Fan dated July 8, 2015

4.61*	Exclusive Technology Consulting and Service Agreement between Chezhiying WFOE and Shengtuo Hongyuan dated July 8, 2015

4.62*	Exclusive Technology Consulting and Service Agreement between Chezhiying WFOE and Autohome Used Car Appraisal dated July 8, 2015

4.63*	Exclusive Technology Consulting and Service Agreement between Chezhiying WFOE and Autohome Used Car Brokerage dated July 8, 2015

4.64*	Equity Interest Pledge Agreement between Chezhiying WFOE and Shengtuo Hongyuan pledging equity interest in Autohome Used Car Appraisal dated July 8, 2015

4.65*	Equity Interest Pledge Agreement between Chezhiying WFOE and Shengtuo Hongyuan pledging equity interest in Autohome Used Car Brokerage, dated July 8, 2015

4.66*	Equity Interest Pledge Agreement between Chezhiying WFOE and Zhi Qin dated July 8, 2015

4.67*	Equity Interest Pledge Agreement between Chezhiying WFOE and Zheng Fan dated July 8, 2015

4.68*	Power of Attorney issued by Shengtuo Hongyuan dated July 8, 2015 regarding Autohome Used Car Appraisal.

4.69*	Power of Attorney issued by Shengtuo Hongyuan dated July 8, 2015 regarding Autohome Used Car Brokerage

4.70*	Power of Attorney issued by Zhi Qin dated July 8, 2015 regarding Shengtuo Hongyuan

4.71*	Power of Attorney issued by Zheng Fan dated July 8, 2015 regarding Shengtuo Hongyuan

Exhibit Number	Description of Document

4.72*	Loan Agreement between Chezhiying WFOE and Zhi Qin dated July 8, 2015

4.73*	Loan Agreement between Chezhiying WFOE and Zheng Fan dated July 8, 2015

4.74*	Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Autohome Used Car Appraisal dated July 8, 2015

4.75*	Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Autohome Used Car Brokerage dated July 8, 2015

4.76*	Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Zhi Qin dated July 8, 2015

4.77*	Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Zheng Fan dated July 8, 2015

4.78*	2016 Share Incentive Plan of the Registrant

8.1*	List of Principal Subsidiaries

11.1	Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the Form 20-F (File No. 001-36222), filed with the Securities and Exchange Commission on March 31, 2014)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, independent registered public accounting firm

15.2*	Consent of TransAsia Lawyers

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUTOHOME INC.

By:	/s/ James Zhi Qin
	Name:	James Zhi Qin
	Title:	Director and Chief Executive Officer

Date: March 17, 2016

AUTOHOME INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Autohome Inc.

We have audited the accompanying consolidated balance sheets of Autohome Inc. (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autohome Inc. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Autohome Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 17, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

March 17, 2016

AUTOHOME INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Note	2014	2015
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,054,416	2,152,647	332,311
Restricted cash		—	61,091	9,431
Term deposits		1,717,775	1,955,315	301,849
Accounts receivable (net of allowance for doubtful accounts of RMB335 and RMB2,315 (US$357) as of December 31, 2014 and 2015, respectively)	3	736,695	1,075,456	166,022
Inventories	4	—	111,667	17,238
Amount due from a related party	12	—	1,645	254
Prepaid expenses and other current assets	5	73,911	338,677	52,283
Deferred tax assets, current	6	57,969	45,977	7,098

Total current assets		3,640,766	5,742,475	886,486
Non-current assets:
Property and equipment, net	7	74,882	103,554	15,986
Intangible assets, net	8	39,400	34,155	5,273
Goodwill	10	1,504,278	1,504,278	232,221
Long-term investments	9	—	124,102	19,158
Other non-current assets		19,189	21,512	3,321

Total non-current assets		1,637,749	1,787,601	275,959

Total assets		5,278,515	7,530,076	1,162,445

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables (including accrued expenses and other payables of consolidated VIEs without recourse to Autohome WFOE and Chezhiying WFOE of RMB53,106 and RMB111,610 (US$17,230) as of December 31, 2014 and 2015, respectively)	11	524,534	833,473	128,667
Advance from customers (including advance from customers of consolidated VIEs without recourse to Autohome WFOE and Chezhiying WFOE of RMB17,650 and RMB10,942 (US$1,689) as of December 31, 2014 and 2015, respectively)		42,530	27,214	4,201
Deferred revenue (including deferred revenue of consolidated VIEs without recourse to Autohome WFOE and Chezhiying WFOE of RMB138,921 and RMB6,063 (US$936) as of December 31, 2014 and 2015, respectively)		438,797	872,487	134,689
Notes payable (including notes payable of consolidated VIEs without recourse to Autohome WFOE and Chezhiying WFOE of nil and nil as of December 31, 2014 and 2015, respectively)		—	174,943	27,007
Income tax payable (including income tax payable of consolidated VIEs without recourse to Autohome WFOE and Chezhiying WFOE of RMB13,930 and RMB6,408 (US$989) as of December 31, 2014 and 2015, respectively)		74,763	224,973	34,730
Amount due to a related party (including amount due to a related party of consolidated VIEs without recourse to Autohome WFOE and Chezhiying WFOE of RMB33 and RMB2,910 (US$449) as of December 31, 2014 and 2015, respectively)	12	33	23,444	3,619

Total current liabilities (including current liabilities of consolidated VIEs without recourse to Autohome WFOE and Chezhiying WFOE of RMB223,640 and RMB137,933 (US$21,293) as of December 31, 2014 and 2015, respectively)		1,080,657	2,156,534	332,913

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Note	2014	2015
		RMB	RMB	US$
Non-current liabilities:
Other liabilities (including other liabilities of consolidated VIEs without recourse to Autohome WFOE and Chezhiying WFOE of RMB17,212 and RMB19,906 (US$3,073) as of December 31, 2014 and 2015, respectively)		24,058	32,596	5,032
Deferred tax liabilities (including deferred tax liabilities of consolidated VIEs without recourse to Autohome WFOE and Chezhiying WFOE of RMB9,677 and RMB8,539 (US$1,318) as of December 31, 2014 and 2015, respectively)	6	508,377	489,910	75,629

Total non-current liabilities (including non-current liabilities of consolidated VIEs without recourse to Autohome WFOE and Chezhiying WFOE of RMB26,889 and RMB28,445 (US$4,391) as of December 31, 2014 and 2015, respectively)		532,435	522,506	80,661

Total liabilities (including total liabilities of consolidated VIEs without recourse to Autohome WFOE and Chezhiying WFOE of RMB250,529 and RMB166,378 (US$25,684) as of December 31, 2014 and 2015, respectively)		1,613,092	2,679,040	413,574

Commitments and contingencies	13
Shareholders’ equity:
Class A ordinary shares (par value of US$0.01 per share; 99,931,211,060 shares authorized; 48,777,835 and 51,230,242 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	15	3,301	3,452	533
Class B ordinary shares (par value US$0.01 per share; 68,788,940 shares authorized; 61,824,328 and 61,824,328 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	15	4,183	4,183	646
Additional paid-in capital	15	2,649,111	2,787,103	430,255
Accumulated other comprehensive income		5,932	62,753	9,687
Retained earnings		1,002,896	1,993,545	307,750

Total shareholders’ equity		3,665,423	4,851,036	748,871

Total liabilities and shareholders’ equity		5,278,515	7,530,076	1,162,445

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Note	2013	2014	2015
		RMB	RMB	RMB	US$
Net revenues:
Advertising services		894,937	1,499,516	2,400,023	370,500
Dealer subscription services		321,611	633,433	1,063,952	164,246

Total net revenues		1,216,548	2,132,949	3,463,975	534,746
Cost of revenues	14	(252,236)	(381,498)	(669,121)	(103,294)

Gross profit		964,312	1,751,451	2,794,854	431,452
Operating expenses:
Sales and marketing expenses		(245,228)	(559,070)	(1,127,484)	(174,054)
General and administrative expenses		(82,529)	(129,751)	(193,655)	(29,895)
Product development expenses		(81,651)	(158,395)	(273,908)	(42,284)

Operating profit		554,904	904,235	1,199,807	185,219
Interest income		11,082	34,682	63,218	9,759
Interest expense		(414)	—	—	—
Earnings from equity method investments		—	—	102	16
Other income, net		2,884	2,544	13,064	2,017

Income before income taxes		568,456	941,461	1,276,191	197,011
Income tax expense	6	(112,294)	(192,781)	(285,542)	(44,080)

Net income		456,162	748,680	990,649	152,931

Earnings per share for ordinary shares:
Basic	17	4.57	7.01	8.83	1.36
Diluted	17	4.37	6.64	8.57	1.32
Weighted average number of shares used to compute earnings per share attributable to Class A and Class B common stockholders:
Basic	17	99,898,154	106,735,303	112,227,405	112,227,405
Diluted	17	104,329,226	112,831,585	115,646,826	115,646,826
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments		1,403	3,946	56,821	8,772

Comprehensive income		457,565	752,626	1,047,470	161,703

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	2013	2014	2015
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	456,162	748,680	990,649	152,931
Adjustments to reconcile net income to net cash from operating activities:
Depreciation of property and equipment	25,548	35,084	51,337	7,925
Amortization of intangible assets	6,250	6,053	5,247	810
Loss on disposal of property and equipment	90	163	570	88
Provision for doubtful accounts	251	42	2,179	336
Earnings from equity method investments	—	—	(102)	(16)
Share-based compensation	25,608	56,666	107,945	16,664
Deferred income taxes	3,327	5,334	(6,475)	(1,000)
Changes in operating assets and liabilities:
Accounts receivable	(139,901)	(271,025)	(340,940)	(52,632)
Amount due from a related party	—	—	(1,645)	(254)
Prepaid expenses and other current assets	(855)	(60,528)	(264,391)	(40,816)
Inventories	—	—	(111,667)	(17,238)
Restricted cash	—	—	(61,091)	(9,431)
Other non-current assets	(6,149)	(12,936)	(1,965)	(303)
Accrued expenses and other payables	97,803	201,421	316,714	48,892
Advance from customers	2,340	40,190	(15,316)	(2,364)
Notes payable	—	—	174,943	27,007
Deferred revenue	118,848	225,557	433,690	66,950
Income tax payable	(8,469)	54,559	150,210	23,188
Amount due to a related party	567	(534)	23,411	3,614
Other liabilities	12,473	(4,983)	8,538	1,318

Net cash generated from operating activities	593,893	1,023,743	1,461,841	225,669

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(44,212)	(42,718)	(89,161)	(13,764)
Proceeds from disposal of property and equipment	535	1,084	595	92
Acquisition of intangible assets	(2,266)	(108)	—	—
Long-term investments	—	—	(124,000)	(19,142)
Purchase of term deposits	—	(2,155,360)	(3,715,074)	(573,509)
Maturity of term deposits	—	437,585	3,519,983	543,392

Net cash used in investing activities	(45,943)	(1,759,517)	(407,657)	(62,931)

CASH FLOWS FROM FINANCING ACTIVITIES
(Increase)/decrease in restricted cash	(245,000)	245,000	—	—
Proceeds from short-term debt	232,398	—	—	—
Repayment of short-term debt	(230,040)	(2,358)	—	—
Net proceeds from the initial public offering (“IPO”) and follow-on offering of ADSs	863,200	603,980	—	—
Payments of offering cost for IPO	—	(11,998)	—	—
Payments for repurchase of common stock (Note 15)	(230,335)	(227,015)	—	—
Proceeds from exercise of share options	—	39,787	30,200	4,662
Payments of dividends	(220,925)	—	—	—

Net cash generated from financing activities	169,298	647,396	30,200	4,662

Effect of exchange rate changes on cash and cash equivalents	789	4,181	13,847	2,138

Net increase/(decrease) in cash and cash equivalents	718,037	(84,197)	1,098,231	169,538
Cash and cash equivalents at beginning of year	420,576	1,138,613	1,054,416	162,773

Cash and cash equivalents at end of year	1,138,613	1,054,416	2,152,647	332,311

Supplemental disclosures of cash flow information:
Income taxes paid	107,134	137,826	133,265	20,573
Payable for repurchase of common stock (Note 15)	227,015	—	—	—
Capitalized IPO costs included in accrued expenses and other payables	13,079	—	—	—
Purchase of fixed assets included in accrued expenses and other payables	—	10,598	2,612	403

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Ordinary shares, Class A ordinary shares and Class B ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
	Number	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2013	100,000,000	6,867	1,128,314	583	422,211	1,557,975
Net income	—	—	—	—	456,162	456,162
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	1,403	—	1,403
Payments of dividends	—	—	—	—	(220,925)	(220,925)
Repurchase and retirement of treasury stock (Note 1, Note 15)	(3,856,564)	(265)	(53,853)	—	(403,232)	(457,350)
Issuance of Class A ordinary shares upon completion of the IPO, net of offering costs (Note 15)	8,993,000	547	848,944	—	—	849,491
Share-based compensation	—	—	25,608	—	—	25,608

Balance as of December 31, 2013	105,136,436	7,149	1,949,013	1,986	254,216	2,212,364
Net income	—	—	—	—	748,680	748,680
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	3,946	—	3,946
Issuance of Class A ordinary shares upon completion of follow-on offering of ADSs in November, 2014, net of offering costs (Note 15)	2,424,801	149	603,831	—	—	603,980
Exercise and vesting of share-based awards	3,040,926	186	39,601	—	—	39,787
Share-based compensation	—	—	56,666	—	—	56,666

Balance as of December 31, 2014	110,602,163	7,484	2,649,111	5,932	1,002,896	3,665,423
Net income	—	—	—		990,649	990,649
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	56,821	—	56,821
Exercise and vesting of share-based awards	2,452,407	151	30,047	—	—	30,198
Share-based compensation	—	—	107,945	—	—	107,945

Balance as of December 31, 2015	113,054,570	7,635	2,787,103	62,753	1,993,545	4,851,036

Balance as of December 31, 2015, in US$		1,179	430,255	9,687	307,750	748,871

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1.	ORGANIZATION

Autohome Inc., formerly known as Sequel Limited (the “Company”), was incorporated under the laws of the Cayman Islands on June 23, 2008. Upon incorporation, the Company was 100% owned by Telstra Holdings Pty Ltd. (“Telstra”). On June 27, 2008 (the “Acquisition date”), the Company acquired Cheerbright International Holdings Limited (“Cheerbright”), China Topside Co., Ltd. (“China Topside”), and Norstar Advertising Media Holdings Co., Ltd. (“Norstar”), and their respective wholly foreign-owned enterprises and variable interest entities (“VIEs”). Subsequent to the acquisition, the Company was owned 55% by Telstra, and 45% by the selling shareholders of Cheerbright, China Topside and Norstar. The Company, through its subsidiaries and VIEs (as disclosed in the table below), is principally engaged in the provision of online advertising and dealer subscription services in the People’s Republic of China (the “PRC”). In May 2012, Telstra acquired additional ordinary shares of the Company from other shareholders.

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

The Company successfully completed its IPO and listing of 8,993,000 American Depositary Shares (“ADSs”) on the New York Stock Exchange in December, 2013, and raised net proceeds of US$142,590 from the offering. Each ADS represents one ordinary share. Upon the completion of IPO in December, 2013, the Company’s dual-class ordinary share structure came into effect (Note 15). Upon the completion of follow-on offering in November 2014, 2,424,801 ADSs were issued by the Company and 6,964,612 Class B ordinary shares were converted into Class A ordinary shares. The net proceeds from the follow-on offering amounted to US$97,344 net of issuance cost. As of December 31, 2015, the Company had ordinary shares outstanding, comprised of 51,230,242 Class A ordinary shares and 61,824,328 Class B ordinary shares. Telstra remains the Company’s controlling shareholder holding 54.7% of the total equity interest and voting rights, respectively in the Company as of December 31, 2015.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

As of December 31, 2015, the Company’s principal subsidiaries and VIEs where Autohome WFOE and Chezhiying WFOE are the primary beneficiaries include the following entities:

Entity	Date of incorporation or acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
Subsidiaries
Cheerbright International Holdings, Limited (“Cheerbright”)	June 13, 2006	British Virgin Islands	100%	Investment holding
Autohome E-commerce Inc.	February 6, 2015	Cayman Islands	100%	Investment holding
Autohome Link Inc.	January 29, 2015	Cayman Islands	100%	Investment holding
Autohome Financing Limited	March 23, 2015	Cayman Islands	100%	Investment holding
Autohome (Hong Kong) Limited (“Autohome HK”)	March 16, 2012	Hong Kong	100%	Provision of online advertising services
Autohome Media Limited (“Autohome Media”, formerly known as Prbrownies Marketing Limited)	October 18, 2013	Hong Kong	100%	Provision of online advertising services
Autohome E-commerce Hong Kong Limited	February 18, 2015	Hong Kong	100%	Provision of information technology services
Autohome Link Hong Kong Limited	February 16, 2015	Hong Kong	100%	Provision of information technology services
Autohome Financing Hong Kong Limited	April 15, 2015	Hong Kong	100%	Provision of financial services
Beijing Cheerbright Technologies Co., Ltd. (“Autohome WFOE”)	September 1, 2006	PRC	100%	Provision of technical and consulting services
Autohome Shanghai Advertising Co., Ltd.	September 29, 2013	PRC	100%	Provision of online advertising services
Beijing Prbrownies Software Co., Ltd. (formerly known as “Beijing Autohome Software Co., Ltd.”)	November 12, 2013	PRC	100%	Provision of information technology services
Beijing Autohome Technologies Co., Ltd.	November 12, 2013	PRC	100%	Provision of information technology services
Beijing Autohome Advertising Co., Ltd.	November 13, 2013	PRC	100%	Provision of online advertising services
Guangzhou Autohome Advertising Co., Ltd.	November 25, 2013	PRC	100%	Provision of online advertising services
Tianjin Autohome Technologies Co., Ltd.	October 20, 2014	PRC	100%	Provision of information technology services
Autohome (Tianjin) Automobile Sales Co., Ltd.	October 20, 2014	PRC	100%	Provision of automobile and component parts sales service

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

Entity	Date of incorporation or acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
Beijing Chezhiying Technology Co., Ltd.(“Chezhiying WFOE”)	May 26, 2015	PRC	100%	Provision of information technology services
Beijing Chezhiying Software Co., Ltd.(“Chezhiying Software”)	December 9, 2015	PRC	100%	Provision of information technology services
Beijing Kemoshijie Technology Co., Ltd.	September 11, 2015	PRC	100%	Provision of information technology services
Shanghai Baiche Julian Information Technology Co., Ltd.	December 29, 2014	PRC	100%	Provision of information technology services
VIEs
Beijing Autohome Information Technology Co., Ltd. (“Autohome Information”)	August 28, 2006	PRC	—	Provision of online advertising and dealer subscription services
Beijing Shengtuo Autohome Advertising Co., Ltd.	September 21, 2010	PRC	—	Provision of online advertising services
Beijing Shengtuo Hongyuan Information Technology Co., Ltd. (“Shengtuo Hongyuan”)	November 8, 2010	PRC	—	Provision of online advertising and dealer subscription services
Beijing Shengtuo Chengshi Advertising Co., Ltd.	November 12, 2010	PRC	—	Provision of online advertising services
Shanghai You Che You Jia Advertising Co., Ltd. (“Shanghai Advertising”)	December 31, 2011	PRC	—	Provision of online advertising services
Guangzhou You Che You Jia Advertising Co., Ltd. (“Guangzhou Advertising”)	May 8, 2012	PRC	—	Provision of online advertising services
Beijing Autohome Used Car Appraisal Co., Ltd.	January 30, 2015	PRC	—	Provision of used car sales and evaluating service
Beijing Autohome Used Car Brokerage Co., Ltd.	June 10, 2015	PRC	—	Provision of used car brokerage service

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”. The Group provides online advertising and dealer subscription services through its websites and mobile applications. These services are offered to automakers and dealers, and advertising agencies that represent automakers and dealers in the automobile industry. In 2015, the Group further developed transaction business which includes direct vehicle sales and commission-based services facilitating transactions through the transaction platform. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries and VIEs in the PRC.

PRC laws and regulations prohibit or restrict foreign ownership of internet content and online advertising businesses. To comply with these foreign ownership restrictions, the Company and its subsidiaries operate websites and provide online advertising services and dealer subscription services in the PRC through VIEs. The paid-in capital of the VIEs was funded by the Company’s PRC subsidiaries, Autohome WFOE and Chezhiying WFOE, through loans extended to the VIEs’ shareholders (“Nominee Shareholders”). The effective control of the VIEs is held by WFOEs, through a series of contractual agreements (the “Contractual Agreements”). As a result of the Contractual Agreements, the WFOEs maintain the ability to control the VIEs, are entitled to substantially all of the economic benefits from the VIEs and are obligated to absorb all of the VIE’s expected losses.

In July 2015, Autohome Information, Shengtuo Hongyuan and Autohome WFOE entered into a termination agreement, pursuant to which the parties terminated the contractual agreements among themselves and Autohome Information transferred all of its equity interest in Shengtuo Hongyuan to James Zhi Qin and Zheng Fan. In July 2015, Chezhiying WFOE, Shengtuo Hongyuan and each of its subsidiaries, and James Zhi Qin and Zheng Fan entered into contractual agreements to effect the Company’s control over Shengtuo Hongyuan. The terms of these agreements are substantially the same as the contractual agreements between Autohome WFOE and each of the three shareholders of Autohome Information described below. This termination of contractual agreements and transfer of equity interest in Shengtuo Hongyuan from Autohome WFOE to Chezhiying WFOE had no impact on the Company’s operations and consolidated financial statements.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and the VIEs through the irrevocable power of attorney agreement, whereby the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interest in the VIEs to the WFOEs. In addition, through the Contractual Agreements the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses and majority of the profits of the VIEs through the WFOEs.

Thus, the Company is also considered the primary beneficiary of the VIEs through the WFOEs. As a result of the above, the Company consolidates the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810-10 (“ASC 810-10”) Consolidation: Overall.

The following is a summary of the Contractual Agreements:

Exclusive technical consulting and service agreements

Pursuant to the exclusive technical consulting and service agreements that have been entered into by the WFOEs and the VIEs, the VIEs have engaged the WFOEs as their exclusive provider of technical support and management consulting services. The VIEs shall pay to the WFOEs service fees determined based on the revenues of the VIEs. The service fees can be adjusted by the WFOEs unilaterally. The WFOEs shall exclusively own any intellectual property arising from the performance of this agreement. This agreement has a 30 year term that can be automatically extended for another 10 years at the option of the WFOEs. The agreement can only be terminated mutually by the parties in writing. During the term of the agreement, the VIEs may not enter into any agreement with third parties for the provision of any technical or management consulting services without prior consent of the WFOEs.

Loan agreements

Pursuant to the loan agreements between the Nominee Shareholders of the VIEs and the WFOEs, the WFOEs granted interest-free loans for the Nominee Shareholders’ contributions to the VIEs. The term of the loan is indefinite until the WFOEs requests repayment. The manner and timing of the repayment shall be at the sole discretion of the WFOEs and at the WFOEs’ option may be in the form of transferring the VIEs’ equity interest to the WFOEs or their designated persons.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

Exclusive equity option agreements

Pursuant to the exclusive option agreements, entered into between the Nominee Shareholders of the VIEs and the WFOEs, the Nominee Shareholders jointly and severally granted to the WFOEs an option to purchase their equity interests in the VIEs. The purchase price will be offset against the loan repayments under the loan agreements. If the transfer price of the equity interest is greater than the loan amount, the Nominee Shareholders are required to immediately return the received transfer price in excess of the loan amount to the

WFOEs or any person designated by the WFOEs. The WFOEs may exercise such option at any time until it has acquired all equity interests of the VIEs or freely transfer the option to any third party and such third party may assume the right and obligations of the option agreement. The exclusive equity option agreements have an indefinite term and will terminate at the earlier of i) the date on which all of the equity interests have been transferred to the WFOEs or any person designated by the WFOEs; or ii) the unilateral termination by the WFOEs.

Equity interest pledge agreements

Pursuant to the equity interest pledge agreements entered into between the Nominee Shareholders of the VIEs and the WFOEs, the Nominee Shareholders pledged all of their equity interests in the VIEs to the WFOEs as collateral for all of their payments due to the WFOEs and to secure their obligations under the above agreements. The Nominee Shareholders may not transfer or assign the shares, the rights and obligations in the share pledge agreement or create or permit to create any pledges which may have an adverse effect on the rights or benefits of the VIEs without the WFOE’s preapproval. The WFOE is entitled to transfer or assign in full or in part the shares pledged. In the event of default, the WFOE as the pledgee will be entitled to request immediate repayment of the loan or to dispose of the pledged equity interests through transfer or assignment. There have been no dividends or distributions from inception to date. The equity interest pledge agreements have an indefinite term and will terminate after all the obligations under these agreements have been satisfied in full or the pledged equity interests have been transferred to the WFOEs or their designees.

Power of attorney agreements

Pursuant to the power of attorney agreements signed between the Nominee Shareholders of the VIEs and the WFOEs, the Nominee Shareholders have given the WFOEs an irrevocable proxy to act on their behalf on all matters pertaining to the VIEs and to exercise all of their rights as shareholders of the VIEs, including the right to attend shareholders meetings, to exercise voting rights and to transfer all or a part of his equity interests in the VIEs.

In June 2011, the Contractual Agreements were supplemented with the following terms:

•	With respect to the exclusive equity option agreements, in the event of liquidation or dissolution of the VIEs, all assets shall be sold to the WFOEs at the lowest selling price permitted by applicable PRC law, and any proceeds from the transfer and any residual interests in the VIEs shall be remitted to the WFOEs immediately;

•	With respect to the exclusive equity option agreements, dividends and distributions are not permitted without the prior consent of the WFOEs, to the extent there is a dividend or distribution, the Nominee Shareholders will remit the amounts in full to the WFOEs immediately;

•	With respect to the exclusive technical consulting and service agreements and loan agreements, the WFOEs shall provide the necessary financial support to the VIEs whether or not the VIEs incur any losses, and not request for repayment if the VIEs are unable to do so.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

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

The Group conducts its operations in China through Contractual Agreements entered into between the WFOEs and VIEs. In 2014, the Group began gradually migrating the advertising service business from the VIEs to the subsidiaries of Autohome Media, a transition that was completed to a substantial extent. The relevant regulatory authorities may find the current contractual agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company or any of its current or future VIEs or subsidiaries are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including levying fines, confiscating the income of Autohome WFOE, Chezhiying WFOE, Shanghai Advertising, Guangzhou Advertising, Autohome Information and its subsidiaries, revoking the business licenses or operating licenses of Autohome WFOE, Chezhiying WFOE, Shanghai Advertising, Guangzhou Advertising, Autohome Information and its subsidiaries, shutting down the Group’s servers or blocking the Group’s websites, discontinuing or placing restrictions or onerous conditions on the Group’s operations, requiring the Group to undergo a costly and disruptive restructuring, restricting the Group’s rights to use the proceeds from this offering to finance the Group’s business and operations in China, or enforcement actions that could be harmful to the Group’s business. Any of these actions could cause significant disruption to the Group’s business operations and severely damage the Group’s reputation, which would in turn materially and adversely affect the Group’s business and results of operations. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the actives of VIEs or the Company’s right to receive their economic benefits, the Company would no longer be able to consolidate the VIEs.

In addition, if Shanghai Advertising, Guangzhou Advertising, Autohome Information and its subsidiaries or their shareholders fail to perform their obligations under the Contractual Agreements, the Company may have to incur substantial costs and expend resources to enforce the Company’s rights under the contracts. The Company may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these Contractual Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these Contractual Agreements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Company is unable to enforce these Contractual Agreements, the Company may not be able to exert effective control over its VIEs, and the Company’s ability to conduct its business may be negatively affected.

Based on the advice of the Company’s PRC legal counsel, the corporate structure and Contractual Agreements of the Company’s VIEs and WFOEs in China are in compliance with all existing PRC laws and regulations. Therefore, in the opinion of management, (i) the ownership structure of the Company and the VIEs are in compliance with existing PRC laws and regulations; (ii) the Contractual Agreements with VIEs and their nominee shareholder are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC law and regulations in all material respects.

VIEs contributed an aggregate of 100.0%, 69.1% and 7.8% of the consolidated net revenues for the years ended December 31, 2013, 2014 and 2015, respectively after elimination of inter-company transactions. As of December 31, 2014 and 2015, the VIEs accounted for an aggregate of 37.4% and 24.1%, respectively, of the consolidated total assets, and 15.6% and 6.2%, respectively, of the consolidated total liabilities after elimination of inter-company balances.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the company in the form of loans and advances or cash dividends. Please refer to Note 16 for disclosure of restricted net assets.

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

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs included in the Company’s consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows:

	December 31,
	2014	2015
	RMB	RMB	US$
Current assets	639,347	502,938	77,640
Non-current assets	1,612,276	1,618,469	249,849

Total assets	2,251,623	2,121,407	327,489

Current liabilities	498,209	412,994	63,755
Non-current liabilities	26,889	28,445	4,391

Total liabilities	525,098	441,439	68,146

Net assets	1,726,525	1,679,968	259,343

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Net revenues	1,216,410	1,473,401	271,198	41,866
Net income/(loss)	28,170	57,358	(68,272)	(10,539)

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	RMB
Net cash generated from/(used in ) operating activities	29,925	102,403	(23,630)	(3,648)
Net cash used in investing activities	(38,100)	(33,773)	(73,318)	(11,318)
Net cash generated from financing activities	—	—	—	—

The revenue-producing assets that are held by the VIEs comprise of customer relationships, trademarks, websites, domain names and servers.

The current assets of the VIEs included amounts due from PRC subsidiaries of RMB280,857 and RMB310,096(US$47,871), for the years ended December 31, 2014 and 2015, respectively, which were eliminated upon consolidation by the Company. The current liabilities of the VIEs included amounts due to PRC subsidiaries of RMB274,569 and RMB275,061(US$42,462), for the years ended December 31, 2014 and 2015, respectively, which were eliminated upon consolidation by the Company. There was no pledge or collateralization of the VIEs’ assets and the WFOEs have not provided any financial support that they were not previously contractually required to provide to the VIEs. There were no assets of the VIEs that can only be used to settle their own obligations. Creditors of the VIEs have no recourse to the general credit of the WFOEs, which are the primary beneficiary of the VIEs.

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

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and the VIEs for which the Company or subsidiaries of the Company are the primary beneficiaries. All significant inter-company transactions and balances between the Company, its subsidiaries, and the VIEs are eliminated upon consolidation. Results of acquired subsidiaries and VIEs are consolidated from the date on which control is transferred to the Company.

(c)	Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Areas where management uses subjective judgment include, but are not limited to, estimating the useful lives of long-lived assets and intangible assets, identifying separate accounting units and estimating rebates related to revenue transactions, assessing the initial valuation of the assets acquired and liabilities assumed in a business combination and the subsequent impairment assessment of long-lived assets, intangible assets and goodwill, long-term investments, determining the provision for accounts receivable and inventories, determining the value-added tax (“VAT”) receivables, accounting for deferred income taxes and accounting for the share-based compensation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Foreign Currency

The functional currency of the Company, its Cayman subsidiaries and Cheerbright, is the United States dollar (“US$”), whereas the functional currency of Hong Kong subsidiaries is the Hong Kong dollar (“HK$”), and the functional currency of the PRC subsidiaries and VIEs is the Chinese Renminbi (“RMB”) as determined based on the criteria of ASC 830, Foreign Currency Matters. The Company uses the RMB as its reporting currency. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses are included in other income, net in the consolidated statements of comprehensive income.

Assets and liabilities of the Company, its Cayman subsidiaries, Cheerbright and Hong Kong subsidiaries are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year.

(e)	Convenience Translation

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.4778 on December 31, 2015 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and time deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Term deposits

All bank deposits with original maturities of greater than 3 months but less than 1 year are classified as term deposits which are stated at their approximate fair value.

(h)	Restricted Cash

Restricted cash represents cash pledged to the bank as collateral for the Company’s notes payable.

(i)	Deferred Offering Costs

Direct costs incurred by the Company attributable to its IPO of ordinary shares in December, 2013 and follow-on offering of ADSs in November, 2014 in the United States have been deferred and charged against the gross proceeds received from such offerings.

(j)	Fair Value of Financial Instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, term deposits, restricted cash, accounts receivable, amount due from a related party, prepaid expenses and other current assets, notes payable, accrued expenses and other payables, and amount due to a related party. The carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments.

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

(l)	Inventories

Inventories consist of new vehicles held for sale, stated at the lower of cost or market. Cost is determined using the specific identification method. Amounts are removed from inventories using the specific identification method. The Company’s purchase arrangements with certain automakers entitle the Company to receive a specified amount of cash rebates if certain conditions are met during the stated rebate periods. The Company accounts for these rebates in accordance with ASC 605-50, Revenue Recognition: Customer Payments and Incentives. Rebates relating to new vehicles purchased but still held by the Company as of the balance sheet date are recorded as a reduction to cost of inventories while rebates relating to new vehicles purchased and sold during the reporting period are recorded as a reduction to cost of revenues.

(m)	Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Electronic equipment	3 – 5 years
Office equipment	3 – 5 years
Motor vehicles	4 – 5 years
Purchased and internally-developed software	3–5 years
Leasehold improvements	Shorter of lease term or the estimated useful lives of the assets

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

(n)	Intangible Assets

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

Category	Estimated useful life
Trademark	15 years
Customer relationship	5 years
Websites	4 years
Domain names	4 years
Licensing agreements	1.75 years

(o)	Long-term Investments

The Company’s long-term investments consist of equity method investments. Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investments-Equity Method and Joint Ventures. Under the equity method, the Company initially records its investments at cost. The Company subsequently adjusts the carrying amount of the investments to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investments. The Company evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

(p)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2014 and 2015 were related to its acquisition of Cheerbright, China Topside and Norstar. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

(q)	Impairment of Long-Lived Assets and Intangibles

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

(r)	Revenue Recognition

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

New vehicle transaction business

The new vehicle transaction business launched in mid- 2015 primarily includes direct vehicle sales and commission-based services to facilitate transactions on the Autohome Mall platform. For direct vehicle sales, the Company recognizes revenue on a gross basis as it acts as the principal, is the primary obligor of the sales arrangements and is subject to inventory risk. Revenue from direct vehicle sales are recognized when a sales contract has been executed and the vehicle has been delivered. Under the commission-based service arrangements, the Company earns commission for the new vehicle transactions facilitated through the Autohome Mall platform. Commission revenue is recognized after the vehicles are delivered to customers. For the year ended December 31, 2015, the revenues from new vehicle transaction business accounted for 5.2% of the consolidated net revenues of the Company and therefore, were not separately disclosed as a separate line item but included in advertising services in the consolidated statements of comprehensive income.

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

Therefore, rebates and cash incentives are recorded as a reduction of revenue in the period revenue is recognized in the Group’s consolidated financial statements. The Group has estimated and recorded rebates and cash incentives to agency companies, dealers and automakers cumulatively amounting to RMB231,136, RMB395,175 and RMB578,548 (US$89,312) for the years ended December 31, 2013, 2014 and 2015, respectively.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)	Cost of Revenues

Cost of revenues consist primarily of bandwidth and internet data center fees, depreciation of the Group’s long-lived assets, amortization of acquired intangible assets, VAT and surcharges, content-related costs and others. Content-related costs and others primarily comprise of salaries and benefits for employees directly involved in revenue generation activities and other overhead expenses directly attributable to the provision of the online advertising and dealer subscription services and new vehicle transaction business costs. New vehicle transaction business costs include vehicle purchase cost and other directly attributable costs. Rebates relating to new vehicles purchased and sold during the reporting period are recorded as a reduction to cost of revenues.

The Group’s business is subject to VAT, surcharges and cultural construction fees levied on advertising related sales in China. Pursuant to ASC 605-45, Revenue Recognition—Principal Agent Considerations, the group elected to present VAT, surcharges and cultural construction fees as cost of revenues on the consolidated statements of comprehensive income. For the years ended December 31, 2013, 2014 and 2015, the Company’s PRC subsidiaries and its VIEs are subject to a 6% VAT for the service provided and 17% for the new vehicles delivered under transaction business. Since November 2014, Beijing Prbrownies Software Co., Ltd. was entitled to a 14% VAT refund on the total VAT payable at the rate of 17% after registration of its software resolutions with the relevant authority.

(t)	Advertising Expenditures

Advertising expenditures which amounted to RMB86,198, RMB266,942 and RMB533,632 (US$82,379) for the years ended December 31, 2013, 2014 and 2015, respectively, are expensed as incurred and are included in sales and marketing expenses.

(u)	Product Development Expenses

Product development expenses consist primarily of employee costs related to personnel involved in the development and enhancement of the Group’s service offerings on its websites, mobile application and related software. The Group recognizes these costs as expenses when incurred, unless they result in significant additional functionality, in which case they are capitalized.

(v)	Leases

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

(w)	Notes payable

Notes payable represents short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the notes. The Group has utilized notes payable to settle amounts owed to the automakers.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Income Taxes

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

(y)	Treasury Stock

The Company accounts for treasury stock repurchases at cost in accordance with ASC 505-30, Treasury Stock. When a corporation’s stock is retired, an excess of repurchase price over par value may be allocated between additional paid-in capital and retained earnings.

(z)	Earnings Per Share

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

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)	Comprehensive Income

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

(bb)	Segment Reporting

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

(cc)	Employee Benefits

The full-time employees of the Company’s PRC subsidiaries and VIEs are entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total expenses for the employee benefits plans were RMB23,410, RMB61,532 and RMB134,125 (US$20,705) for the years ended December 31, 2013, 2014 and 2015, respectively.

(dd)	Share-based Compensation

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

(ee)	Government Grants

Government grants primarily represent tax refunds for operating a business in certain jurisdictions and fulfilment of specified tax payment obligations, and subsidies. These grants are not subject to any specific requirements and are recorded when received in “other income, net” in the Company’s consolidated statements of comprehensive income. For the years ended December 31, 2013, 2014 and 2015, RMB3,567, RMB2,984 and RMB11,281 (US$1,741) of government grants were recorded as other income, net.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ff)	Recent Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”). The amendments in this update simplify the measurement of inventory. ASU 2015-11 states that an entity should measure inventory at the lower of cost and net realizable value. The amendments in ASU 2015-11 are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in ASU 2015-11 should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of the guidance is not expected to have significant impact on the Company’s consolidated financial statements.

In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers-Deferral of the effective date (“ASU 2015-14”). The amendments in ASU 2015-14 defer the effective date of ASU No. 2014-09, Revenue from Contracts with Customers issued in May 2014. According to the amendments in ASU 2015-14, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is in the process of evaluating its contracts with customers under the new standard and cannot currently estimate the financial statement impact of adoption.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes-Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). The amendments in this update simplify the presentation of deferred income taxes. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in ASU 2015-17 are effective for fiscal years beginning after December 15, 2016 including interim periods within those fiscal years. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of the guidance is not expected to have significant impact on the Company’s consolidated financial statements.

(gg)	Concentration of Risk

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, term deposits and accounts receivable. As of December 31, 2014 and 2015, cash and cash equivalents, restricted cash and term deposits altogether amounting to RMB2,772,191 and RMB4,169,053 (US$643,591), respectively, were deposited with various major reputable financial institutions located in the PRC and international financial institutions outside of the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the creditworthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. The Group continues to monitor the financial strength of these financial institutions.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by the Group’s assessment of its customers’ creditworthiness and its ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses and these losses have generally been within expectations. There was one customer and two customers that individually represented greater than 10% of the total accounts receivable as of December 31, 2014 and 2015, respectively.

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

There were no customers that individually represented greater than 10% of the total net revenue for the years ended December 31, 2013, 2014 and 2015, respectively.

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

As of December 31, 2015, cash and cash equivalents, restricted cash and term deposits in PRC were held by PRC subsidiaries and the VIEs. Cash and cash equivalents , restricted cash and term deposits of PRC subsidiaries and VIEs are all denominated in RMB and altogether amounted to RMB3,177,830(US$490,572) and RMB70,989(US$10,959), respectively. Cash distributed outside of the PRC by PRC subsidiaries and the VIEs may be subject to PRC dividend withholding tax.

Foreign Currency exchange rate risk

Since July 21, 2005, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There was appreciation of RMB against US$ of approximately 2.9% in the years ended December 31, 2013 and depreciation of 2.4% and 4.2% in the year ended December 31, 2014 and 2015, respectively. Appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to the Company. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company’s earnings, which in turn could adversely affect the price of the Company’s ADSs.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,
	2014	2015
	RMB	RMB	US$
Accounts receivable	737,030	1,077,771	166,379
Allowance for doubtful accounts	(335)	(2,315)	(357)

Total	736,695	1,075,456	166,022

As of December 31, 2014 and 2015, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	December 31,
	2014	2015
	RMB	RMB	US$
Beginning balance	1,253	335	52
Additions charged to bad debt expense	348	2,621	404
Reversal	(306)	(442)	(68)
Write off	(960)	(199)	(31)

Ending balance	335	2,315	357

The Group recognized additions to allowance for doubtful accounts amounting to RMB251, RMB42 and RMB2,179 (US$336) within general and administrative expenses, for the years ended December 31, 2013, 2014 and 2015, respectively.

4.	INVENTORIES

Inventories consist of new vehicles held for sale amounting to nil and RMB111,667 (US$17,238) as of December 31, 2014 and 2015, respectively.

No inventory obsolescence provision, or net losses on firm purchase commitments, measured based upon the lower of cost or market were recorded during any of the years presented.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2014	2015
	RMB	RMB	US$
Prepayments	42,120	272,859	42,122
Rental deposits	843	10,051	1,552
Staff advances	2,435	6,529	1,008
Interest receivable	12,040	9,944	1,535
Receivables from third-party payment platform	12,283	4,598	710
Other receivables	4,190	34,696	5,356

	73,911	338,677	52,283

Prepayments primarily include prepaid purchase cost for new vehicles, prepaid marketing expenses and prepaid VAT and surcharges. As of December 31, 2014 and 2015, prepaid purchase cost for new vehicles were nil and RMB191,341 (US$29,538), respectively.

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

Hong Kong

Autohome HK is incorporated in Hong Kong on March 16, 2012. In October 2013, Autohome HK acquired Autohome Media, a Hong Kong advertising and marketing company. Also in 2015, three new entities are established in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. For the years ended December 31, 2013, 2014 and 2015, the Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong during this period. Under the Hong Kong tax law, Autohome HK, Autohome Media, Autohome E-commerce Hong Kong Limited, Autohome Link Hong Kong Limited and Autohome Financing Hong Kong Limited are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

The PRC

In September 2010, Autohome WFOE was recognized as a “High-New Technology Enterprise” (“HNTE”), and is eligible for a 15% preferential tax rate effective from 2010 to 2012 and thereafter for an additional three years through an administrative renewal process if it qualifies. Autohome WFOE met the HNTE requirements and completed the administrative renewal process in November 2013, qualifying for a 15% preferential tax rate for three years from 2013 to 2015. In July 2015, Beijing Autohome Technologies Co., Ltd obtained the certificate of HNTE and is eligible for a 15% preferential tax rate from 2015 to 2017. The aggregate effects of the preferential tax rate were RMB49,551, RMB89,394 and RMB56,389 (US$8,705) for the years ended December 31, 2013, 2014 and 2015, respectively. The basic earnings per share effects related to the preferential tax rate were RMB0.50, RMB0.84 and RMB0.50 (US$0.08) for the years ended December 31, 2013, 2014 and 2015, respectively.

The Company’s remaining PRC subsidiaries and all the VIEs were subject to Enterprise Income Tax (“EIT”) at a rate of 25% for the years ended December 31, 2013, 2014 and 2015.

Under the New EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

6.	TAXATION(CONTINUED)

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, and other aspects of an enterprise. As of December 31, 2015, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2015, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it would be subject to PRC tax under the New EIT Law. The Company has analyzed the applicability of this law and will continue to monitor the related development and application.

The Company had minimal operations in jurisdictions other than the PRC. Income before income tax expense consists of:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
PRC	570,659	946,261	1,292,104	199,468
Non PRC	(2,203)	(4,800)	(15,913)	(2,457)

	568,456	941,461	1,276,191	197,011

The income tax expense is comprised of:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Current	136,047	187,447	292,017	45,080
Deferred	(23,753)	5,334	(6,475)	(1,000)

	112,294	192,781	285,542	44,080

The reconciliation of income tax expense for the years ended December 31, 2013, 2014 and 2015 is as follows:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Income before income tax expense	568,456	941,461	1,276,191	197,011
Income tax expense computed at applicable tax rates (25%)	142,114	235,365	319,047	49,252
Non-deductible expenses	697	8,344	16,372	2,528
Change in valuation allowances	2,114	5,493	16,054	2,478
Outside basis difference	14,254	27,789	(17,329)	(2,675)
Effect of international tax rate difference	551	1,200	3,978	614
Interest expense relating to unrecognized tax benefits	2,115	3,984	3,809	588
Effect of preferential tax rate	(49,551)	(89,394)	(56,389)	(8,705)

Income tax expense	112,294	192,781	285,542	44,080

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

6.	TAXATION(CONTINUED)

Deferred tax

The significant components of deferred taxes are as follows:

	December 31,
	2014	2015
	RMB	RMB	US$
Deferred tax assets
Current
Allowance for doubtful accounts	84	937	144
Accrued staff cost	31,463	3,396	524
Accrued expenses	7,802	8,972	1,385
Revenue recognition	17,941	30,912	4,772
Tax losses	2,962	4,071	629
VAT refund	—	4,111	635
Less: Valuation allowances	(2,283)	(6,422)	(991)

Net current deferred tax assets	57,969	45,977	7,098

Non-current
Tax losses	5,324	17,239	2,661
Less: Valuation allowances	(5,324)	(17,239)	(2,661)

Net non-current deferred tax assets	—	—	—

Total deferred tax assets	57,969	45,977	7,098

Deferred tax liabilities
Non-current
Intangible assets	9,677	8,539	1,318
Outside basis difference	498,700	481,371	74,311

Total non-current deferred tax liabilities	508,377	489,910	75,629

Total deferred tax liabilities	508,377	489,910	75,629

In assessing the realizability of deferred tax assets, the Group has considered whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Group records a valuation allowance to reduce deferred tax assets to a net amount that management believes is more-likely-than-not of being realizable based on the weight of all available evidence. The Company recorded valuation allowances against the deferred tax assets of five VIEs as of December 31, 2014 and eleven PRC subsidiaries and VIEs as of December 31, 2015, respectively, due to the cumulative tax loss positions and insufficient forecasted future taxable income.

As of December 31, 2015, the Group had net operating losses of approximately RMB85,244 (US$13,159), which can be carried forward to offset taxable income. The net operating loss will start to expire in 2017 if not utilized.

As of December 31, 2014 and 2015, the Company intended to indefinitely reinvest the undistributed earnings of its PRC subsidiaries. As of December 31, 2014 and 2015, the total amount of undistributed earnings from the Company’s PRC subsidiaries that are considered to be permanently reinvested was RMB1,265,273 and RMB2,330,698 (US$359,798), respectively. As of December 31, 2014 and 2015, determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

6.	TAXATION(CONTINUED)

Unrecognized tax benefits

As of December 31, 2014 and 2015, the Company recorded an unrecognized tax benefit of RMB24,058 and RMB32,596 (US$5,032), respectively, of which nil and nil, respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. This primarily represents the estimated income tax expense the Group would pay should its income tax returns have been prepared in accordance with the current PRC tax laws and regulations. It is possible that the amount of uncertain tax position will change in the next twelve months, however, an estimate of the range of the possible outcomes cannot be made at this time. As of December 31, 2014 and 2015, unrecognized tax benefits of RMB15,222 and RMB19,951 (US$3,080), respectively, if ultimately recognized, will impact the effective tax rate.

A roll-forward of unrecognized tax benefits is as follows:

	December 31,
	2014	2015
	RMB	RMB	US$
Beginning balance	26,659	17,274	2,667
Additions based on tax positions related to current year	4,662	4,729	730
Decreases based on tax positions related to prior years	(14,047)	—	—

Ending balance	17,274	22,003	3,397

During the years ended December 31, 2013, 2014 and 2015, the Company recorded late payment interest expense of RMB2,115, RMB3,984 and RMB3,809 (US$588), and penalties of nil, nil and nil, respectively, as part of income tax expense. As of December 31, 2014 and 2015, the Company recorded RMB6,784 and RMB10,593 (US$1,635) for late payment interest expense, and nil and nil for penalties.

The tax years ended December 31, 2010 through 2015 for the Company’s PRC subsidiaries and VIEs remain subject to examination by the PRC tax authorities.

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2014	2015
	RMB	RMB	US$
At cost:
Electronic equipment	120,872	177,862	27,458
Office equipment	792	851	131
Motor vehicles	2,729	2,511	388
Purchased software	9,440	16,629	2,567
Leasehold improvements	14,749	29,872	4,611

	148,582	227,725	35,155
Less: Accumulated depreciation	(73,700)	(124,171)	(19,169)

	74,882	103,554	15,986

Depreciation expense was RMB25,548, RMB35,084 and RMB51,337 (US$7,925) for the years ended December 31, 2013, 2014 and 2015, respectively.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

8.	INTANGIBLE ASSETS, NET

The following tables present the Group’s intangible assets with definite lives as of the respective balance sheet dates:

	December 31, 2015
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB	US$
Trademarks	68,310	(34,155)	34,155	5,273
Customer relationship	9,050	(9,050)	—	—
Websites	27,000	(27,000)	—	—
Domain names	1,870	(1,870)	—	—
Licensing agreements	2,498	(2,498)	—	—

	108,728	(74,573)	34,155	5,273

	December 31, 2014
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB
Trademarks	68,310	(29,601)	38,709
Customer relationship	9,050	(9,050)	—
Websites	27,000	(27,000)	—
Domain names	1,870	(1,870)	—
Licensing agreements	2,352	(1,661)	691

	108,582	(69,182)	39,400

The intangible assets are amortized using the straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from approximately 1.75 to 15 years. Amortization expense was RMB6,250, RMB6,053 and RMB5,247 (US$810) for the years ended December 31, 2013, 2014 and 2015, respectively.

The annual estimated amortization expenses for the acquired intangible assets for each of the next five years are as follows:

	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB
Trademarks	4,554	4,554	4,554	4,554	4,554

9.	LONG-TERM INVESTMENTS

The Company’s long-term investments consist of equity method investments.

Hunan Mango Autohome Automobile Sales Co., Ltd. (“Mango JV”)

In May, 2015, the Group entered into a shareholder agreement with HappiGo Home Shopping Co. (“HappiGo”) to establish a strategic joint venture, Mango JV, with total capital contribution of RMB100,000, of which the Company subscribed for RMB49,000 or 49% of the ordinary shares. As of December 31, 2015, the carrying value of the long-term investment was RMB49,102 (US$7,580).

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

9.	LONG-TERM INVESTMENTS(CONTINUED)

Shanghai Youcheyoujia Financing Co., Ltd. (“Financing JV”)

In September 2015, the Group signed a memorandum of understanding to establish a joint venture with three parties, one of which is Beijing Chehejia Information Technology Co., Ltd. that was founded by a director of the Company. As of December 31, 2015, the Group made a full payment of RMB75, 000, for a 25% equity interest of the Financing JV and the carrying value of the long-term investment was RMB75,000 (US$11,578).

No impairment charges associated with the equity method investments were recognized during any of the years presented.

10.	GOODWILL

At December 31, 2014 and 2015, goodwill was RMB1,504,278 and RMB1,504,278 (US$232,221), respectively.

Goodwill was assessed for impairment as of December 31, 2014 and 2015, and no impairment loss was recognized in any of the years presented.

11.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables are as follows:

	December 31,
	2014	2015
	RMB	RMB	US$
VAT and surcharges payable	22,535	38,037	5,872
Payroll and welfare payable	160,404	239,945	37,041
Accrued rebates and cash incentives	283,025	410,893	63,431
Deposit from customers	13,289	19,458	3,004
Accrued expenses	15,565	71,961	11,109
Payable for purchase of fixed assets	10,598	2,612	403
Professional service fees	3,798	17,262	2,666
Others	15,320	33,305	5,141

	524,534	833,473	128,667

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

12.	RELATED PARTY TRANSACTIONS

Name of related parties	Relationship with the Group
Telstra International Limited	A wholly-owned subsidiary of the Company’s major shareholder

Beijing Australian Telecommunications Technical Consulting Limited	A wholly-owned subsidiary of the Company’s major shareholder

Mango JV	A equity-method investee of the Company’s subsidiary

During the year ended December 31, 2014, Telstra International Limited provided network maintenance services amounting to RMB384 to Autohome Information.

During the year ended December 31, 2014, an executive of Telstra International Limited provided consulting services amounting to RMB266 to the Group. The outstanding balance has been paid in full as of December 31, 2014.

During the year ended December 31, 2014, an executive of Beijing Australian Telecommunications Technical Consulting Limited provided consulting services amounting to RMB218 to the Group. The outstanding balance has been paid in full as of December 31, 2014.

During the year ended December 31, 2015, Telstra International Limited provided network services amounting to RMB261 (US$40) to Autohome Information. The outstanding balance has been paid in full as of December 31, 2015.

During the year ended December 31, 2015, the Group facilitated the sales of Mango JV’s vehicles through the Autohome Mall platform and charged commission fee amounting to RMB1,645 (US$254). The outstanding receivable has not been settled as of December 31, 2015.

As of December 31, 2015, the outstanding payable of RMB23,444 (US$3,619) to Mango JV represents the proceeds from vehicle sales on the Autohome Mall platform collected by the Group on behalf of Mango JV.

The Group had the following related party receivables outstanding as of December 31, 2014 and 2015:

	December 31,
	2014	2015
	RMB	RMB	US$
Mango JV	—	1,645	254

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

12.	RELATED PARTY TRANSACTIONS(CONTINUED)

The Group had the following related party payables outstanding as of December 31, 2014 and 2015:

	December 31,
	2014	2015
	RMB	RMB	US$
Telstra International Limited	33	—	—
Mango JV	—	23,444	3,619

	33	23,444	3,619

13.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases office space and employee accommodation in the PRC under non-cancellable operating leases expiring on various dates. Payments under operating leases are expensed on a straight-line basis, after considering rent holidays, over the periods of the respective lease terms. The terms of the leases do not contain rent escalation or contingent rents for the years ended December 31, 2013, 2014 and 2015, total rental expenses for all operating leases amounted to RMB17,898, RMB30,461 and RMB49,892 (US$7,702) respectively.

As of December 31, 2015, the Group has future minimum lease payments under non-cancellable operating leases, with initial terms in excess of one year, for office premises consisting of the following:

	RMB	US$
2016	66,352	10,243
2017	30,594	4,723
2018	20,910	3,228
2019 and thereafter	—	—

	117,856	18,194

Capital commitments

As of December 31, 2015, the Company had commitment to make an investment of RMB10,000 in a joint venture to be established, accounting for a 20% shareholding. The joint venture is expected to provide data searching and analysis service.

Taxation

As of December 31, 2014 and 2015, the Group has recognized liabilities of RMB24,058 and RMB32,596 (US$5,032), respectively, related to unrecognized tax benefits (Note 6). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. The Group classified the accrual for unrecognized tax benefits as a non-current liability.

With respect to display advertising services, consistent with industry practice in the PRC, the Company regularly provides such services at a discount to its standard rates. These discounts are in the form of free advertising elements, of which the duration and other terms of services are specified as part of the revenue contract. The VAT pilot program replaced the business tax rules for advertising services in Beijing effective from September 1, 2012. There are uncertainties under the current VAT rules as to whether these free elements should constitute deemed services in addition to the chargeable elements rather than discounts to the overall revenue arrangements for tax purposes and thus be subject to VAT at the standard rates of services. The Company currently considers that such free elements do not give rise to deemed services for VAT purposes and the value-added tax for a revenue contract is calculated based on the contract price for the overall arrangements. The rules related to the VAT pilot program are still evolving and the timing of the promulgation of the final tax rules or related interpretation is uncertain. The estimated amount of this contingency as of December 31, 2015 is not determinable.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

14.	COST OF REVENUES

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Content-related costs and others	95,987	127,929	298,160	46,027
Depreciation and amortization	26,439	31,703	43,160	6,663
Bandwidth and internet data center	21,047	30,713	38,893	6,004
VAT and surcharges	108,763	191,153	288,908	44,600

	252,236	381,498	669,121	103,294

15.	ORDINARY SHARES

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

Upon the completion of follow-on offering in November, 2014, 2,424,801 ADSs were issued by the Company and the net proceeds from the follow-on offering amounts to US$97,344 net of issuance costs. There were nil, 6,964,612 and nil class B ordinary shares converted into Class A ordinary shares for the years ended December 31, 2013, 2014 and 2015. As of December 31, 2015, the Company had ordinary shares outstanding, comprised of 51,230,242 Class A ordinary shares and 61,824,328 Class B ordinary shares.

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

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The Company’s VIEs in the PRC are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Group in the form of loans, advances or cash dividends. As of December 31, 2013, 2014 and 2015, the Company’s PRC subsidiaries and VIEs had appropriated RMB7,113, RMB8,836 and RMB19,175 (US$2,960), respectively, of retained earnings for its statutory reserves.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict the Company’s PRC subsidiaries and VIEs from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2014 and 2015, amounts restricted are the net assets of the Company’s PRC subsidiaries and VIEs, which amounted to RMB2,626,141 and RMB3,740,507 (US$577,435), respectively.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

17.	EARNINGS PER SHARE

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2013		2014		2015
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Basic earnings per share:
Numerator:
Net income	142,053	314,109	270,988	477,692	444,916	68,684	545,733	84,247
Denominator:
Weighted average ordinary shares outstanding	31,109,214	68,788,940	38,633,284	68,102,019	50,403,077	50,403,077	61,824,328	61,824,328

Basic earnings per share	4.57	4.57	7.01	7.01	8.83	1.36	8.83	1.36

Diluted earnings per share:
Numerator:
Net income	155,394	300,768	296,797	451,883	461,052	71,174	529,597	81,757
Reallocation of net income as a result of conversion of Class B into Class A ordinary shares (Note 15)	300,768	—	451,883	—	529,597	81,757	—	—

Net income	456,162	300,768	748,680	451,883	990,649	152,931	529,597	81,757

Denominator:
Weighted average ordinary shares outstanding	31,109,214	68,788,940	38,633,284	68,102,019	50,403,077	50,403,077	61,824,328	61,824,328
Conversion of Class B into Class A ordinary shares (Note 15)	68,788,940	—	68,102,019	—	61,824,328	61,824,328	—	—
Dilutive effect of share-based awards	4,431,072	—	6,096,282	—	3,419,421	3,419,421	—	—

Weighted-average number of shares outstanding- diluted	104,329,226	68,788,940	112,831,585	68,102,019	115,646,826	115,646,826	61,824,328	61,824,328

Diluted earnings per share	4.37	4.37	6.64	6.64	8.57	1.32	8.57	1.32

The effects of 43,846, nil and nil stock options were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the years ended December 31, 2013, 2014 and 2015, respectively. The effects of 62,637, 300,185 and 256,165 restricted shares were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the years ended December 31, 2013, 2014 and 2015, respectively.

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

Share options

The following table summarizes the options granted to employees and directors during the years ended December 31, 2013, 2014 and 2015.

Grant Date	Contractual Terms	Number of Awards	Exercise Price (US$)	Vesting Schedule
May 27, 2013	10 years	560,000	2.20	(a)
October 22, 2013	10 years	78,000	2.20	(a)
October 22, 2013	10 years	150,000	2.20	(b)
January 16, 2014	10 years	57,600	2.20	(c)
January 16, 2014	10 years	120,000	2.20	(d)

As of December 31, 2015, share-based awards to purchase 4,338,634 Class A ordinary shares were outstanding and share-based awards to purchase 1,361,133 Class A ordinary shares were available for future grant under the 2011 Plan and 2013 Plan, respectively.

(a)	25% of the awards have vested on each of January 1, 2014 and 2015 and the remainder of the awards will vest on an annual basis each January 1, thereafter, until January 1, 2017.
(b)	25% of the awards have vested on each of July 1, 2014 and 2015 and the remainder of the awards will vest on an annual basis each July 1, thereafter, until July 1, 2017.
(c)	25% of the awards have vested on each of January 16, 2014 and 2015 and the remainder of the awards will vest on an annual basis each January 16, thereafter, until January 16, 2017.
(d)	25% of the awards have vested on January 1, 2015 and the remainder of the awards will vest on an annual basis each January 1, thereafter, until January 1, 2018.

The following table summarizes the Company’s employee share option activity under the share option plans:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
		US$	US$	Years	US$
Outstanding, January 1, 2015	4,868,237	2.20	3.77	6.89	166,299
Granted	—
Exercised	(2,228,172)	2.20			96,268
Forfeited	(45,000)	2.20

Outstanding, December 31, 2015	2,595,065	2.20	5.00	6.21	84,911

Vested and expected to vest at December 31, 2015	2,579,525	2.20	4.95	6.20	84,402

Exercisable as of December 31, 2015	1,669,765	2.20	3.55	5.84	54,635

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

18.	SHARE-BASED COMPENSATION (CONTINUED)

The aggregate intrinsic value in the table above is calculated as the difference between the exercise price of the underlying awards and US$34.92, the closing stock price of the Company’s ordinary shares on December 31, 2015. The weighted-average grant-date fair value of options granted during the years ended December 31, 2013, 2014 and 2015 was US$4.95, US$34.57 and nil, respectively. The total grant date fair value of options vested during the years ended December 31, 2013, 2014 and 2015 was RMB25,173, RMB29,968 and RMB37,582(US$5,802). Total intrinsic value of options exercised during the years ended December 31, 2013, 2014 and 2015 was nil, RMB693,878 and RMB623,605(US$96,268), respectively.

The aggregate fair value of the outstanding options at the grant dates were determined to be RMB84,043(US$12,974) and such amount shall be recognized as compensation expenses using the straight-line method for all employee share options granted with graded vesting. As of December 31, 2015, there was RMB25,697(US$3,967) of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested share-based awards which are expected to be recognized over a weighted-average period of 1.60 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

Restricted shares

The following table summarizes the restricted shares granted till December 31, 2015.

Grant Date	Vesting Schedule	Number of Awards	Fair Value per Share at the Grant date (US$)
November 4, 2013	(a)	400,000	12.38
May 8, 2014	(b)	100,000	29.00
October 9, 2014	(c)	406,000	39.35
December 9, 2014	(d)	1,063	36.71
January 23, 2015	(e)	781,000	35.00
April 1, 2015	(f)	68,000	44.03
April 30, 2015	(g)	7,054	51.04
August 19, 2015	(h)	248,500	31.49
October 1, 2015	(i)	136,000	32.32
October 30, 2015	(j)	100,000	36.14

(a)	25% of the awards vested on each of September 29, 2014 and 2015 and the remainder of the awards will vest on an annual basis each September 29, thereafter, until September 29, 2017.
(b)	25% of the awards having vested on various dates ranging from March 14, 2015 to May 13, 2015, and the remainder of the awards vesting on an annual basis thereafter, until 2018.
(c)	25% of the awards having vested on various dates ranging from January 1, 2015 to October 1, 2015, and the remainder of the awards vesting on an annual basis thereafter, until 2018.
(d)	The restricted shares granted on December 9, 2014 were fully vested on the grant date.
(e)	25% of the awards having vested on January 1, 2016, and the remainder of the awards will vest on an annual basis each January 1, thereafter, until January 1, 2019.
(f)	25% of the awards vesting on April 1, 2016, and the remainder of the awards vesting on an annual basis each April 1, thereafter, until April 1, 2019.
(g)	25% of the awards vesting on various dates ranging from December 8, 2015 to January 11, 2016 and the remainder of the awards vesting on an annual basis thereafter.
(h)	25% of the awards vesting on July 1, 2016, and the remainder of the awards vesting on an annual basis each July 1, thereafter, until July 1, 2019
(i)	25% of the awards vesting on dates of January 1, 2016 and October 1, 2016, and the remainder of the awards vesting on an annual basis thereafter, until 2019.
(j)	25% of the awards vesting on January 1, 2016, and the remainder of the awards vesting on an annual basis thereafter, until 2019.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

18.	SHARE-BASED COMPENSATION (CONTINUED)

Restricted shares activity for the year ended December 31, 2015 was as follows:

	Number of shares	Weighted average grant date fair value
		US$
Outstanding, January 1, 2015	795,000	27.87
Granted	1,340,554	34.70
Vested	(224,235)	26.23
Forfeited	(167,750)	36.12

Outstanding, December 31, 2015	1,743,569	32.54

Expected to vest, December 31, 2015	1,697,350	32.48

The weighted average grant-date fair value of restricted shares granted during the years ended December 31, 2013, 2014 and 2015 was US$12.38, US$37.30 and US$34.70, respectively, which was derived from the fair value of the underlying ordinary shares. The total grant date fair value of restricted shares vested during the years ended December 31, 2013, 2014 and 2015 was nil, RMB7,925 and RMB38,104 (US$5,882). The aggregate fair value of the outstanding restricted shares at the grant dates were determined to be RMB367,550 (US$56,740) and such amount shall be recognized as compensation expense using the straight-line method for all restricted shares granted with graded vesting. As of December 31, 2015, there was RMB297,344 (US$45,902) of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested restricted shares which are expected to be recognized over a weighted-average period of 2.89 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

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

The Company calculated the estimated fair value of the share-based awards on the respective grant dates using the binomial option pricing model with the following assumptions:

	2013	2014
Fair value of ordinary share	US$4.58-US$11.64	US$36.62
Risk-free interest rates	2.07%-2.60%	2.909%
Expected exercise multiple	2.2	2.2
Expected volatility	53.70%-55.49%	53.5%
Expected dividend yield	0.00%	0.00%
Weighted average fair value per option granted	US$3.03-US$9.69	US$34.52-US$34.59

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

18.	SHARE-BASED COMPENSATION (CONTINUED)

Share-based compensation expenses relating to options and restricted shares granted to employees recognized for the year ended December 31, 2013, 2014 and 2015 is as follows:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Cost of revenues	6,534	8,048	6,939	1,071
Sales and marketing expenses	4,375	14,644	36,584	5,648
General and administrative expenses	11,738	20,557	40,142	6,197
Product development expenses	2,961	13,417	24,280	3,748

	25,608	56,666	107,945	16,664

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

19.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

	December 31,
	2014	2015
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	234,034	136,810	21,120
Term deposits	685,633	667,911	103,108
Prepaid expenses and other current assets	7,591	10,397	1,605

Total current assets	927,258	815,118	125,833
Non-current assets:
Other non-current assets	8,421	7,173	1,107
Investment in subsidiaries	2,737,009	4,047,714	624,859

Total non-current assets	2,745,430	4,054,887	625,966

Total assets	3,672,688	4,870,005	751,799

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	4,772	16,327	2,520
Due to subsidiaries	2,493	2,642	408

Total current liabilities	7,265	18,969	2,928

Total liabilities	7,265	18,969	2,928

Commitments and Contingencies
Shareholders’ equity:
Class A ordinary shares(par value of US$0.01 per share; 99,931,211,060 shares authorized; 48,777,835 and 51,230,242 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	3,301	3,452	533
Class B ordinary shares(par value US$0.01 per share; 68,788,940 shares authorized; 61,824,328 and 61,824,328 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	4,183	4,183	646
Additional paid-in capital	2,649,111	2,787,103	430,255
Accumulated other comprehensive income	5,932	62,753	9,687
Retained earnings	1,002,896	1,993,545	307,750

Total shareholders’ equity	3,665,423	4,851,036	748,871

Total liabilities and shareholders’ equity	3,672,688	4,870,005	751,799

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

19.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative expenses	(1,125)	(9,178)	(24,235)	(3,741)

Operating losses	(1,125)	(9,178)	(24,235)	(3,741)
Interest income	—	4,973	11,526	1,779
Equity in income of subsidiaries	457,287	752,885	1,003,358	154,893

Income before income taxes	456,162	748,680	990,649	152,931
Income tax expense	—	—	—	—

Net income	456,162	748,680	990,649	152,931

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	1,734	3,946	56,821	8,772

Comprehensive income	457,896	752,626	1,047,470	161,703

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Net cash used in operating activities	(3,294)	(8,908)	(2,017)	(311)

Net cash used in investing activities	—	(796,209)	(132,976)	(20,528)

Net cash generated from financing activities	632,865	404,754	30,200	4,662

Effect of exchange rate changes on cash and cash equivalents	1,099	3,727	7,569	1,168

Net increase/(decrease) in cash and cash equivalents	630,670	(396,636)	(97,224)	(15,009)
Cash and cash equivalents at beginning of year	—	630,670	234,034	36,129

Cash and cash equivalents at end of year	630,670	234,034	136,810	21,120

(a)	Basis of accounting

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

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

20.	SUBSEQUENT EVENTS

In February 2016, the Board of Directors of the Company adopted the 2016 Share Incentive Plan (“2016 Plan”) to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of the Company’s business. As of the date of this report, 2016 Plan is pending for ratification by the shareholders of the Company.

On February 29, 2016, Beijing Prbrownies Software Co., Ltd. was recognized as an HNTE, qualifying for a preferential tax rate of 15% for three years from 2015 to 2017. This change in the enacted tax rate will result in a decrease in income tax expense of RMB69,422 (US$10,717), which will be recorded in the first quarter of 2016.