Form 20-F
period 2016-12-31
Autohome Inc.
filed 2017-04-25
CIK 1527636

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Julian Jiun-Lang Wang

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of Shares as of the close of the period covered by the annual report. 115,297,224 Class A ordinary shares, par value US$0.01 per share, and 0 Class B ordinary shares, par value US$0.01 per share, were outstanding as of December 31, 2016.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following tables present the selected consolidated financial information for our company. Our selected consolidated statements of operations data presented below for the years ended December 31, 2014, 2015 and 2016 and our selected consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 and the selected consolidated statements of operations data for 2012 and 2013 presented below have been derived from our consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	(in thousands, except for number of shares and per share data)
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Statements of Operations Data:
Net revenues	732,520	1,216,548	2,132,949	3,463,975	5,961,621	858,652
Cost of revenues	(178,240)	(252,236)	(381,498)	(669,121)	(2,393,165)	(344,687)

Gross profit	554,280	964,312	1,751,451	2,794,854	3,568,456	513,965
Operating expenses
Sales and marketing expenses	(129,796)	(245,228)	(559,070)	(1,127,484)	(1,536,939)	(221,365)
General and administrative expenses	(83,153)	(82,529)	(129,751)	(193,655)	(306,794)	(44,188)
Product development expenses	(42,865)	(81,651)	(158,395)	(273,908)	(571,354)	(82,292)

Operating profit	298,466	554,904	904,235	1,199,807	1,153,369	166,120
Interest income	5,093	11,082	34,682	63,218	88,168	12,699
Interest expense	—	(414)	—	—	—	—
Earnings/(loss) from equity method investments	—	—	—	102	(6,638)	(956)
Other income, net	310	2,884	2,544	13,064	13,953	2,010

Income before income taxes	303,869	568,456	941,461	1,276,191	1,248,852	179,873

Income tax expense	(90,988)	(112,294)	(192,781)	(285,542)	(32,629)	(4,700)
Net income	212,881	456,162	748,680	990,649	1,216,223	175,173
Net loss attributable to noncontrolling interests	—	—	—	—	11,691	1,684
Net income attributable to Autohome Inc.	212,881	456,162	748,680	990,649	1,227,914	176,857
Earnings per share for ordinary shares
Basic	2.13	4.57	7.01	8.83	10.75	1.55
Diluted	2.12	4.37	6.64	8.57	10.58	1.52
Weighted average number of shares used to compute earnings per share(1)
Ordinary shares(2):
Basic	100,000,000	99,898,154	106,735,303	112,227,405	114,237,600	114,237,600
Diluted	100,650,652	104,329,226	112,831,585	115,646,826	116,036,327	116,036,327
Dividend per share(3)	—	—	—	—	—	—

(1)	Earnings per share for ordinary shares (Diluted) for each year from 2012 to 2016 were computed after taking into account the dilutive effect of the shares underlying our employees’ share-based awards.
(2)

Represents our ordinary shares, par value US$0.01 per share, before our IPO, and our Class A and Class B ordinary shares, par value US$0.01 per share, after our IPO. As holders of Class A and Class B ordinary shares have the same dividend right in our undistributed earnings, the basic and diluted net income per Class A ordinary share and Class B ordinary share are the same for all the periods presented during which there were two classes of ordinary shares. The weighted average number of shares represents the sum of the weighted average number of Class A and Class B ordinary shares. Please see “Earnings per Share” under Note 18 to our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amounts and the weighted average number of Class A and Class B ordinary shares.

(3)	Dividends distributed to our shareholders in the fiscal years ended 2012 and 2013 were one-time distributions due to special circumstances. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

	As of December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents, restricted cash and short-term investments	420,576	1,383,613	2,772,191	4,169,053	5,733,321	825,770
Accounts receivable, net	326,071	465,712	736,695	1,075,456	1,205,924	173,689
Total current assets	786,192	1,899,265	3,640,766	5,742,475	7,531,760	1,084,800
Total assets	2,379,673	3,512,950	5,278,515	7,530,076	9,392,026	1,352,734
Deferred revenue	94,392	213,240	438,797	872,487	1,012,143	145,779
Total current liabilities	336,292	789,818	1,080,657	2,156,534	2,544,040	366,419
Total liabilities	821,698	1,300,586	1,613,092	2,679,040	3,040,813	437,969
Total Autohome Inc. shareholders’ equity	1,557,975	2,212,364	3,665,423	4,851,036	6,360,404	916,089
Total equity	1,557,975	2,212,364	3,665,423	4,851,036	6,351,213	914,765

Exchange Rate Information

Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9430 to US$1.00, the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2016. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 14, 2017, the noon buying rate was RMB6.8835 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.9132	6.8687
April (through April 14)	6.8835	6.8899	6.8988	6.8832

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We rely on China’s automotive industry for substantially all of our revenues and future growth. We have greatly benefited from the growth of China’s automotive industry during the past few years. However, China’s automotive industry is still at an early stage of development and is subject to many uncertainties. We cannot predict how this industry will develop in the future. Further, the growth of China’s automotive industry could be affected by many factors, including general economic conditions in China, the urbanization rate of China’s population, the growth of disposable household income, the cost of new automobiles as well as tax and incentives related to automobile purchases. In addition, governmental policies may have a considerable impact on the growth of the automotive industry in China. For example, in an effort to alleviate traffic congestion and improve air quality, the Beijing municipal government issued a regulation in December 2010 to limit the number of new passenger vehicle plates issued in Beijing each year to 240,000 commencing in 2011, and the limitation was subsequently further reduced to 150,000 starting from 2014. There are similar policies that restrict the issuance of new passenger vehicle plates in several other major cities in China. In October 2013, the Beijing municipal government issued an additional regulation to limit the total number of vehicles in Beijing to no more than six million by the end of 2017. In 2015, the PRC government released high automobile emission standards and new tax benefits for electric cars. Since late 2014, the PRC government has released a series of incentive policies for new energy-efficient vehicles. Beginning from late 2011, the National Development and Reform Commission, or the NDRC, one of China’s antitrust regulatory authorities, initiated a series of investigations into the pricing practices of foreign automobile companies in China in connection with allegations of the lack of fair competition. These investigations may lead to price reductions due to enhanced competition. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive industry, and in turn reduce demand for automobiles. If automakers and automobile dealers were to reduce their marketing expenditures as a result, our business, financial condition and results of operations could be materially and adversely affected.

We face significant competition, and if we fail to compete effectively, we may lose market share and our business, prospects and results of operations may be materially and adversely affected.

The markets for our services are highly competitive. With respect to our advertising services, we face competition from China’s automotive vertical websites and mobile applications, such as Xcar, PCauto and BitAuto, from the automotive channels of major internet portals, such as Sina and Sohu, and from companies engaged in online, mobile social media, news, video and live-streaming applications. We may also face competition from companies engaged in the online automobile transaction business, such as Alibaba, JD and BitAuto, as we develop our automobile online marketplace. In addition, we also face competition from other online used-automobile platforms, such as 51auto, Youxinpai, Guazi and Renrenche and companies engaged in social media business, such as Jinri Toutiao and Tencent. Competition with these and other websites and mobile applications is primarily centered on increasing user reach, user engagement and brand recognition, relationships with the suppliers, and attracting and retaining advertisers or customers, among other factors.

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

For our media business, we also face competition from traditional advertising media, such as newspapers, magazines, yellow pages, television, radio and outdoor media. Advertisers in China generally allocate a significant portion of their marketing budgets to traditional advertising media. If we cannot effectively compete with traditional media for the marketing budgets of our existing and potential customers, our results of operations and growth prospects could be adversely affected. For our online marketplace, as online automobile transaction is a relatively new business model and consumers in China might be accustomed to make automobile purchases offline, we cannot guarantee that the automobile consumers in China will accept such business model. If we cannot earn consumer recognition and trust in our transaction business, our results of operations and growth prospects could be adversely affected.

We may not be able to manage our expansion and new business initiatives effectively.

We have experienced rapid growth in our business in recent years. The number of our employees has grown rapidly from 1,771 as of December 31, 2014 to 3,292 as of December 31, 2015 and 3,752 as of December 31, 2016. Our net revenues increased from 2,132.9 million in 2014 to RMB3,464.0 million in 2015 and RMB5,961.6 million (US$858.7 million) in 2016, representing a CAGR of 67.2%. We expect to continue to grow our user base and our business operations. We have begun to implement our future strategy to integrate four key market segments in our consumer centric automotive ecosystem, namely auto-media, auto-ecommerce, auto-finance and auto-lifestyle.

Our rapid expansion and new business initiatives may expose us to new challenges and risks. We may not have sufficient experience in executing our new business initiatives. To manage the further expansion of our business, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and internal controls. We also need to train, manage and motivate our growing employee base. In addition, we need to maintain and expand our relationships with automaker and dealer advertisers, advertising agencies and other third parties. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations. We may be required to further increase our research and development expenses in order to enhance our technology capabilities, such as augmented reality (AR) technologies and big data technologies, to support any such expansion and our efforts may not be effective. In the future, we may also commit our resources to develop and expand our new business strategies, such as auto-finance. In addition, we need to quickly respond to the market reaction to our new business initiatives and adjust accordingly. If we fail to manage our expansion and new business initiatives effectively or efficiently, our business and results of operations may be materially and adversely affected.

If we are unable to grow our transaction business, we may not be able to achieve our expected business growth and our results of operations may be adversely affected.

We started to develop our transaction business in 2014 and have expanded to include direct vehicle sales and commission-based services facilitating transactions through our transaction platform. In June 2014, we launched Autohome Mall, an online transaction platform that we believe will allow us to be a transaction facilitator as we develop our transaction business. In late 2016, we gradually shifted the focus to becoming an asset-light vehicle e-commerce platform. We cannot guarantee you our change of focus will be successful to meet the customers’ expectation or demand for vehicles on our transaction platform. We will need to react quickly to meet the changing consumer preferences and buying trends relating to our transaction business. We will also face competition from other websites engaged in the online automobile transaction business, from traditional dealerships. Furthermore, we must keep up to date with competitive technology trends, including the use of new or improved technology, creative user interfaces and other transaction marketing tools, such as paid search and mobile applications among others, which may increase our costs and which may not succeed in increasing sales or attracting consumers. Developing the transaction business may require significant investment in product development, sales and marketing and working capital, and we may not be able to get the expected return on our investment. As online automobile transaction is a relatively new business model, we cannot guarantee that the automobile consumers in China will accept such business model. Due to the limited operating history of our transaction business, we cannot predict that whether the consumers, automakers or dealers will trust our platform or view us as an option for automobile transaction. Our failure to successfully mitigate these risks and uncertainties might adversely affect the sales or margins in our transaction business, as well as damage our reputation and brand.

If we are not able to effectively attract the consumers and automakers or dealers to complete the automobile transaction on our platform, the service fees we receive from our transaction business may be negatively affected. Finally, developing the transaction business may take up our management’s time and allow them less time to focus on our existing core business. Our transaction business is substantially dependent on the new vehicle sales level in China, which is sensitive to changing economic conditions. China’s political relationships with other countries, particularly those related to or associated with automakers, may affect both supply and demand for the relevant automaker’s products. There can be no assurance that PRC consumers will not alter their brand perception or preferences as a result of adverse changes to the state of political relationships between China and other relevant countries.

Also, we cannot guarantee you that we can effectively manage our inventory. In connection with the asset-light and platform-oriented business strategy, we adopted inventory-clearance of our direct sales vehicles in the fourth quarter of 2016 and incurred a write-down of RMB50.2 million (US$7.2 million) in 2016. We might further incur a decline in inventory values, or inventory write-downs or write-offs in the near future. In addition, the success of our transaction business depends, in part, on third parties and factors over which we have limited control. For example, we rely on our dealership partners to perform order fulfillments for vehicles sold on our platform. We may not have full control over the order fulfillment procedures, and any dissatisfaction from the consumers might harm our reputation.

If we fail to attract and retain users and advertisers, our business and results of operations may be materially and adversely affected.

In order to maintain and strengthen our position as the leading online destination for automobile consumers in China, we must continue to attract and retain users to our websites and mobile applications, which requires us to continue to provide quality content throughout the automobile-ownership cycle. We must also innovate and introduce services and applications that enhance user experience. In addition, we must maintain and enhance our brand recognition among consumers. If we fail to provide high-quality content, offer a superior user experience or maintain and enhance our brand recognition, we may not be able to attract and retain users. Also, the user experience we offer to automobile consumers may be negatively affected by the non-automobile advertisements displayed on our websites and applications. If our user base decreases, our websites may be rendered less attractive to advertisers and our media services and leads generation services revenues may decline, which may have a material and adverse impact on our business, financial condition and results of operations. For our leads generation services, if our service delivery model doesn’t gain sufficient market acceptance, we may not be able to sustain our revenue growth and operating profit.

We may not be able to successfully monetize and expand our mobile internet services.

We plan to continue to expand our mobile internet services and explore monetization strategies for our mobile internet services. We have made significant efforts in recent years to optimize the mobile version of our websites and mobile applications to display our content and develop new mobile applications to capture a greater number of users that access our services through mobile devices. For example, the number of our average daily unique users who access our websites via mobile devices and the number of our average daily unique users of our mobile applications amounted to approximately 9.4 million and 8.1 million, respectively, in December 2016. We plan to devote more resources to enhance the functions and user interface of our mobile applications. However, if we are unable to attract and retain a substantial number of mobile device users, or if we do not keep up with our competitors in developing attractive services that are adapted for such mobile devices, we may fail to capture a significant share of an increasingly important portion of the mobile internet market for our services or lose existing users. Our limited experience in monetizing our mobile internet services makes it difficult to predict whether we will succeed in developing mobile applications that appeal to automakers and dealers. Our experience in developing browser-based applications may not be relevant to developing mobile applications.

We believe an increasing number of sales leads were generated from our mobile applications as evidenced by the significant increase of our advertising revenue via our mobile platform. However, we cannot guarantee you that monetization strategies for our mobile internet services will continue to be successful. Although advertisers began to focus more on mobile channels, advertisers currently still spend less on advertising on mobile devices as compared to advertising on PCs, and may not increase their advertising spending on mobile devices in the future. If our users continue to allocate more time on our mobile services instead of our traditional PC services, mobile monetization may become increasingly important to our results of operations. Accordingly, if we are unable to successfully implement monetization strategies for our mobile internet users, our results of operations may be negatively affected.

A limited number of automaker advertisers have accounted for, and are expected to continue to account for, a large portion of our media services revenues. The failure to maintain or to increase revenues from these advertisers could harm our prospects.

A limited number of automaker advertisers have accounted for, and are expected to continue to account for, a large portion of our media services revenues. In each of 2014, 2015 and 2016, 85, 87 and 95 automakers operating in China used our media services. These automakers include independent Chinese automakers, joint ventures between Chinese and international automakers and international automakers that sell cars made outside of China. In 2016, our top five automaker advertisers contributed 22.8% of our media services revenues. We believe that our major future revenue growth will be focused on deepening our existing commercial relationships with automakers to increase our share of each automaker’s advertising budget. There is no assurance that our relationships with any of our existing automaker customers will continue in the future. If we lose one or more of our important automaker customers, or if they materially reduce their purchase of our services, our results of operations would be materially and adversely affected.

Due to the limited number of automakers operating in China and our revenue concentration attributable to a small number of these companies, any of the following events, among others, may cause a material decline in our revenue and materially and adversely affect our results of operations and prospects:

•	contract reduction, delay or cancellation by one or more significant advertisers and our failure to identify and acquire additional or replacement advertisers;

•	a substantial reduction by one or more of our significant advertisers in the price they are willing to pay for our services; and

•	financial difficulty of one or more of our significant advertisers who become unable to make timely payment for the advertisements placed on our websites and mobile applications.

We may not be able to successfully monetize our dealer network.

We had local sales and service representatives covering 204 cities across China as of December 31, 2016. We intend to increase our penetration in existing dealer advertising and subscription services markets. We have implemented business strategies to further monetize our large dealer network by increasing the average spending of our existing dealer subscribers and upselling our premium packages with higher rates for our leads generation services. We have been continuously integrating new technologies into our dealer digital platform. However, our monetization and expansion strategies, including our “share of wallet” approach, sales and marketing efforts designed to attract dealer advertisers and maximize the pool of dealer subscribers, may be unsuccessful. In addition, as China is a large and diverse country and business practices and demands may vary significantly by region and by the level of development of the cities, our experience in the markets in which we currently operate may not be applicable in every part of China or in the lower tier cities in China. If we are unable to successfully monetize and expand our dealer network and to generate sufficient revenues to cover our increased costs and expenses, our business and results of operations may be materially and adversely affected.

Our business depends on strong brand recognition, and failing to maintain or enhance our brands could adversely affect our business and prospects.

Maintaining and enhancing our “Autohome” and “Che168” brands is critical to our business and prospects. We believe that brand recognition will become increasingly important as the number of internet users in China grows and competition in our industry intensifies. A number of factors could prevent us from successfully promoting our brands, including user dissatisfaction with the content offered on our websites or mobile applications, negative publicity involving our business and the failure of our sales and marketing activities. If we fail to maintain and enhance our brands, or if we incur excessive expenses in this effort, our business, results of operations and financial condition will be materially and adversely affected.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products and services. Our marketing and promotional activities may not be well received by customers and may not result in the levels of sales of products and services that we anticipate. We incurred RMB559.1 million, RMB1,127.5 million and RMB1,536.9 million (US$221.4 million) in sales and marketing expenses in 2014, 2015 and 2016, respectively, representing 26.2%, 32.6% and 25.8% respectively, of total net revenues in the corresponding years. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. We conducted various sales and marketing initiatives to promote our brands through websites, search engines, mobile platforms and navigation sites, for example, the annual “Singles’ Day” event. We also conducted various offline promotional activities and cooperated with brands and dealers for promotions in target regions. We may not be able to continue or conduct these activities efficiently, and our marketing activities may not yield satisfactory results. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could impact our net revenues and profitability.

Inaccuracy in pricing and listing information provided by our dealer customers may adversely affect our business and financial performance.

Our automobile listings and promotional information are provided and continuously updated by our dealer customers. Users interested in particular vehicle models can conveniently search for up-to-date information on such models without having to visit the local showrooms of relevant dealers. If such listings and promotional information provided by our dealer customers are frequently inaccurate or not reliable, our users may lose faith in our websites and mobile applications, resulting in reduced user traffic to our websites and mobile applications and diminished value to advertisers. We may receive more customer complaints, and we may need to allocate more resources in responding and handling such complaints. We cannot guarantee that such complaints will be resolved in satisfactory. Our reputation could be harmed, which could adversely affect our business and financial performance.

If we are unable to maintain our relationships with advertising agencies or if we are unable to collect accounts receivable from advertising agencies in a timely manner, our results of operations and prospects may be materially and adversely affected.

Although we consider automakers and automobile dealers to be our end-customers for our media services, we sell our advertising services and solutions primarily to third-party advertising agencies that represent the automakers and automobile dealers, as is customary in China. We do not have long-term cooperation agreements or exclusive arrangements with these agencies and they may elect to direct business to other advertising service providers, including our competitors. If we fail to retain and enhance our business relationships with third-party advertising agencies, we may suffer from a loss of advertisers and our business, financial condition, results of operations and prospects may be materially and adversely affected. In our agreements with certain major advertising agencies, we undertake to provide them with most favored pricing terms. Such most favored pricing terms may hinder our ability to acquire new customers using special pricing terms.

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

Many of our current and potential advertisers and dealer subscribers have limited experience with the internet as a marketing medium, and they have not devoted a significant portion of their marketing budgets to online marketing and promotion until recently. As a result, they may not consider the internet as the most effective medium to promote or sell automobiles as compared to traditional print and broadcast media. Our ability to increase revenue and profitability from online marketing may be adversely impacted by a number of factors, many of which are beyond our control, including:

•	difficulties associated with developing a larger user base with demographic characteristics attractive to advertisers;

•	increased competition and potential downward pressure on online advertising prices;

•	difficulties in acquiring and retaining advertisers or dealer subscribers;

•	uncertainties and changes in regards to PRC regulations on internet advertisements;

•	failure to develop an independent and reliable means of verifying online traffic; and

•	decreased use of the internet or online marketing in China.

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

Our quarterly revenues and other operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are beyond our control. Our business experiences seasonal variations in association with the demand for automobiles in China. For example, the first quarter of each year generally contributes the lowest portion of our annual net revenues primarily due to a slowdown in business activity around and during the Chinese New Year holiday, which occurs during the period. Consequently, our results of operations may fluctuate from quarter to quarter. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our historical results as an indication of our future performance. As each of our business lines may have different seasonality factors and the mix of our revenue source may shift from year to year, our past performance may not be indicative of future trends.

In addition, because a significant portion of our media services is attributable to new model promotion campaigns, the timing of new car releases of our major automaker advertisers can have a significant impact on our results of operations. The timing of such releases, however, is subject to uncertainty due to various factors, such as automakers’ design or manufacturing issues, marketing conditions and government incentives or restrictions. These factors may make our results of operations difficult to predict and cause our quarterly results of operations to fall short of expectations.

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

Our success depends on the continuous effort and services of our senior management team and other key personnel. If one or more of our executive officers or other key personnel are unable or unwilling to continue to provide us with their services, we might not be able to replace them within a short period of time or at all. Our business could be severely disrupted, our financial condition and results of operations could be materially and adversely affected, and we might incur additional expenses to recruit, train and retain personnel. Our senior management team is crucial to executing our business strategies. Failure to retain our key management and personnel may create considerable uncertainty on the direction of our future development. If any of our executive officers joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers has entered into an employment agreement either with Guangzhou Autohome Advertising Co., Ltd. or Beijing Cheerbright Technologies Co., Ltd., or Autohome WFOE which contains non-competition provisions. However, if any dispute arises between us and our executive officers, we may have to incur substantial costs and expenses in order to enforce these agreements in China.

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

We rely on a combination of trademark, patent, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as through confidentiality agreements and other measures, to protect our intellectual property rights. Our major brand names and logos are registered trademarks in China. Most of our original generated content available on our websites and mobile applications and proprietary software are protected by copyright laws. Despite our precautions, third parties may obtain and use our intellectual property without our authorization. Historically, the legal system and courts of the PRC have not protected intellectual property rights to the same extent as the legal system and courts of the United States, and companies operating in the PRC continue to face an increased risk of intellectual property infringement. Furthermore, the validity, application, enforceability and scope of protection of intellectual property rights for many internet-related activities, such as internet commercial methods patents, are uncertain and still evolving in China and abroad, which may make it more difficult for us to protect our intellectual property. From time to time, other websites may use our articles, photos or other content without our proper authorization. Although such use has not in the past caused any material damage to our business, it is possible that there may be misappropriation on a much larger scale with a material adverse impact to our business. If we are unable to adequately protect our intellectual property rights in the future, our brand and business may suffer.

We may be vulnerable to intellectual property infringement claims brought against us by others.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violation of other parties’ rights. We have never experienced any material claims on these issues against us in the past, but as we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We could also be subject to claims based upon the content that is displayed on our websites, our mobile platforms or accessible from our websites through links to other websites or information on our websites and mobile applications supplied by third parties. Intellectual property claims and litigation are expensive and time-consuming to investigate and defend and may divert resources and management attention from the operation of our websites and mobile applications. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our websites and mobile applications to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and results of operations.

We may be subject to liability for advertisements and other content placed on our websites and mobile applications.

The PRC government has adopted regulations governing advertising content as well as internet access and the distribution of information over the internet. Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our websites and mobile applications to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Advertisements.” Under the internet information regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, compromises national security, harms the dignity or interests of the state, incites ethnic hatred or racial discrimination, undermines the PRC’s religious policy, disturbs social order, disseminates obscenity or pornography, encourages gambling, violence, murder or fear, incites the commission of a crime, infringes upon the lawful rights and interests of a third party, or is otherwise prohibited by law or administrative regulations. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet Content Services.” Under the regulations on online live-streaming services, online live-streaming service providers shall establish platforms for reviewing live-streaming content. Online live-streaming service providers and online live-streaming publishers that provide Internet news information services without licenses, or exceeding the scope of their licenses, are subject to punishment. See “Item 4. Information on the Company—B. Business Overview—Regulations on Business Activities of Online Performances and Online Live-streaming Services

We display both automotive and non-automotive advertisements on our websites and mobile applications. In addition, through our websites, mobile applications and user forums, we allow users to upload written materials, images, pictures and other content on our websites and mobile applications, and also allow users to share and link to content from other websites through our websites and mobile applications. Moreover, we have also begun to add online live-streaming features on our websites and mobile applications. Failure to identify and prevent illegal or inappropriate content from being displayed on or through our websites and mobile applications may subject us to liability. We cannot assure you that all of the advertisements and content shown or posted on our websites and mobile applications adhere to the advertising and internet content laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations.

If PRC regulatory authorities determine that any advertisements or content displayed on our websites and mobile applications do not adhere to applicable laws and regulations, they may require us to limit or eliminate the dissemination or availability of such advertisements and other content on our websites and mobile applications in the form of take-down orders or otherwise. Such regulatory authorities may also impose penalties on us, including fines, confiscation of advertising income or, in circumstances involving more serious violations by us, the termination of our advertising or internet content license, any of which would materially and adversely affect our business and results of operations.

In addition, we may be subject to claims by consumers asserting that the information on our websites and mobile applications is misleading, and we may not be able to recover our losses from advertisers. As a result, our business, financial condition and results of operations could be materially and adversely affected.

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

We rely on third parties for certain essential services, such as internet services and we may not have any control over the costs of the services they provide. Any third-party service provider may raise its prices, which might not be commercially reasonable to us. If we are forced to seek other providers, there is no assurance that we will be able to find alternative providers willing or able to provide comparable high-quality services and there is no assurance that such providers will not charge us higher prices for their services. If the prices that we are required to pay third-party vendors for services rise significantly, our results of operations could be adversely affected.

We are a “controlled company” within the meaning of the NYSE corporate governance requirements, which may result in public investors not having as much protection as they would if we were not a controlled company.

As of April 7, 2017, Yun Chen Capital Cayman, or Yun Chen, a wholly owned subsidiary of Ping An Insurance (Group) Company of China, Ltd., or Ping An Group, owned 53.3% of the total voting rights in our company, and we are a “controlled company” under Section 303A of the New York Stock Exchange Listed Company Manual. As a controlled company, we rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirements that:

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

In addition, because Ping An Group beneficially owns over 50% of the voting rights in our company, it has decisive influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Without the consent of Ping An Group, we may be prevented from entering into transactions that could be beneficial to us. The interests of Ping An Group may differ from the interests of our other shareholders. Furthermore, Ping An Group’s business activities, although not related to our operations, may adversely impact reputation.

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.

The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2016. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2016. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Contractual Agreements with our Variable Interest Entities” and “—If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” below. Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any company with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, the VIEs will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. The provision of internet content services, which we conduct through our VIEs, is subject to foreign investment restrictions set forth in the Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, issued by the NDRC and the Ministry of Commerce in March 2015. It is unclear whether the new “negative list” will be different from the Catalogue. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as Ministry of Commerce market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that provide internet content services in China. Specifically, foreign ownership of internet service providers or other value-added telecommunication service providers may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the Ministry of Culture, the State Administration of Radio, Film and Television, or the SARFT, the General Administration of Press and Publication, or the GAPP, the NDRC and the Ministry of Commerce in June 2005, foreign investors are prohibited from investing in or operating “internet cultural activities.” We are a Cayman Islands company and foreign legal person under PRC laws. Accordingly, neither we nor our wholly foreign-invested PRC subsidiaries are currently eligible to apply for the required licenses for providing internet content services in China.

As such, we conduct our business through contractual arrangements in China. In particular, we operate our internet content business through Beijing Autohome Information Technology Co., Ltd., or Autohome Information and Beijing Shengtuo Hongyuan Information Technology Co., Ltd., or Shengtuo Hongyuan. Autohome Information and Shengtuo Hongyuan are currently owned by individual shareholders who are PRC citizens and hold the requisite licenses or permits to provide internet content and advertising services in China. We do not have an equity interest in Autohome Information or Shengtuo Hongyuan but substantially control their operations and receive the economic benefits through a series of contractual arrangements. We have been and are expected to continue to be dependent upon Autohome Information and its subsidiaries and Shengtuo Hongyuan and its subsidiaries to operate our businesses in the near future. For more information regarding these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Contractual Agreements with our Variable Interest Entities.”

Based on the advice of our PRC legal counsel, Commerce & Finance Law Offices, the corporate structure of our VIEs and our subsidiaries in China are in compliance with all existing PRC laws and regulations. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If we or any of our current or future VIEs or subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Industry and Information Technology, or the MIIT, which regulates internet information services companies and the China Securities Regulatory Commission, or the CSRC, would have broad discretion in dealing with such violations, including levying fines, confiscating our income or the income of Autohome WFOE, Beijing Chezhiying Technology Co., Ltd., or Chezhiying WFOE and the VIEs, revoking the business licenses or operating licenses of Autohome WFOE, Chezhiying WFOE and the VIEs, shutting down our servers or blocking our websites, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, or taking other enforcement actions that could be harmful to our business.

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

We have relied and expect to continue to rely on (i) contractual arrangements with Autohome Information and its subsidiaries and shareholders and (ii) contractual arrangements with Shengtuo Hongyuan and its subsidiaries and shareholders to operate our business. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with our Variable Interest Entities.” These contractual arrangements may not be as effective in providing us with control over our VIEs as direct ownership. If we had direct ownership of these entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by these entities and their shareholders of their contractual obligations to exercise control over our VIEs. Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over their operations as direct ownership would be.

We have not registered the pledge of equity interests by certain shareholders of our VIEs with the relevant authority, and we may not be able to enforce the equity pledge against any third parties who acquire the equity interests in good faith in the relevant VIEs before the pledge is registered.

The shareholders of our VIEs, have pledged all of their equity interests in the relevant VIEs to Autohome WFOE or Chezhiying WFOE subject to their respective equity interest pledge agreements, See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with our Variable Interest Entities”. An equity interest pledge agreement becomes effective among the parties upon execution, but according to the PRC Property Rights Law, an equity interest pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. We have not yet completed the register of these pledges by shareholders of our VIEs as of the date of this annual report. As the registration of these pledges has not yet been completed so far, the pledges, as property rights, have not yet become effective under the PRC Property Rights Law. Before the registration procedures are completed, we cannot assure you that the effectiveness of these pledges will be recognized by PRC courts if disputes arise with respect to certain pledged equity interests or that Autohome WFOE’s or Chezhiying WFOE’s interests as pledgee will prevail over any third parties. Autohome WFOE or Chezhiying WFOE may not be able to successfully enforce these pledges against any third parties who have acquired the equity interests in good faith in any of our VIEs. As a result, if any of our VIEs breaches their respective obligations under the various agreements described above, and there are third parties who have acquired equity interests in good faith, Autohome WFOE or Chezhiying WFOE would need to resort to legal proceedings to enforce its contractual rights under the equity interest pledge agreements, or the underlying agreements secured by the pledges.

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

Contractual arrangements our subsidiaries have entered into with our VIEs may be subject to scrutiny by the PRC tax authorities and a finding that we or our VIEs owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

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

The interests of the individual nominee shareholders of our VIEs may be different to our interests, which may materially and adversely affect our business.

The individual nominee shareholders of Guangzhou You Che You Jia Advertising Co., Ltd., or Guangzhou Advertising, Shanghai Advertising, Autohome Information and Shengtuo Hongyuan are Min Lu, chairman of the board of directors and chief executive officer, and Haiyun Lei, an employee of the affiliate of Yun Chen and has been with Ping An Group and its affiliates for more than 20 years. They each hold 50% of the equity interests in Guangzhou Advertising, Shanghai Advertising, Autohome Information and Shengtuo Hongyuan. Each of these two individuals is a PRC citizen. The interests of the individual nominee shareholders of our VIEs may be different to our interest. For example, the individual nominee shareholders of our consolidated affiliated entities do not have a significant equity stake in our company. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential difference of interests between these individual nominee shareholders and our company. We rely on these individuals to comply with the laws of China, which protect contracts, provide that directors and executive officers owe a duty of loyalty and a duty of diligence to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gain. We also rely on Mr. Min Lu, our chairman of the board of directors and chief executive officer, to abide by the laws of the Cayman Islands, which provide that directors owe a duty of care and a duty of loyalty to our company. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any difference of interests or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

If our PRC subsidiaries or VIEs become the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy some of our key assets, which could reduce the size of our operations and materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.

As part of the contractual arrangements with our VIEs and their shareholders, Autohome Information and Shengtuo Hongyuan hold operating permits and licenses and some of the key assets that are important to the operation of our business. We expect to continue to be dependent on our VIEs to operate a significant portion of our business in China. If our VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which would materially and adversely affect our business, financial condition and results of operations. If our VIEs undergo a voluntary or involuntary liquidation proceeding, their equity holders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which would materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to the PRC government regulation of the internet industry include, but are not limited to, the following:

•	We only have contractual control over our websites. We do not own the websites due to the restriction on foreign investment in businesses providing value-added telecommunication services in China, which includes internet content provision services.

•	There are uncertainties relating to the regulation of the internet industry in China, including evolving licensing requirements. This means that permits, licenses or operations at some of our subsidiaries and VIEs may be subject to challenge, or we may fail to obtain permits or licenses that applicable regulators may deem necessary for our operations, or we may not be able to obtain or renew permits or licenses. For example, both Autohome Information and Shengtuo Hongyuan may be required to obtain additional licenses, including internet publishing licenses and internet news information service licenses, if the release of articles and information or the broadcast of videos on the websites autohome.com.cn and che168.com is deemed by the PRC regulatory authorities as being the provision of internet publishing service, internet news information service, or internet culture operating service. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Online Cultural Services,” “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet Publishing” and “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet News Information Service” for additional details.

•	The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, the Cyberspace Administration of China was established in 2014, as the central Internet censorship, oversight and control agency for the PRC.

•	New laws and regulations may be promulgated to regulate internet activities, including online advertising businesses. As such, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

•	New government policies and internal rules relating to the regulations on internet activities may negatively affect our user traffic growth. For example, the Interim Measures for the Administration of Internet Advertising, which came into effect on September 1, 2016, requires that an internet advertisement shall be identifiable and clearly identified as an “advertisement” so that users will tell it is an advertisement. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on advertisements.” Complying with such requirement has begun to negatively affect the growth rate of user traffic on our websites and mobile applications. The promulgation of laws and regulations relating to the internet activities may further impair our user traffic growth.

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

There are substantial uncertainties with respect to the interpretation and implementation of the Cyber Security Law and how it may impact our business operations.

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

On November 7, 2016, the Standing Committee of the National People’s Congress of China released the Cyber Security Law, which will become effective on June 1, 2017. This is the first Chinese law that focuses exclusively on cyber security. The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of PRC’s “key information infrastructure facilities,” and includes the integration of national security examinations under certain circumstances. Among which, “key information infrastructure facilities” includes networks and systems owned or managed by network service providers with a significant number of users. The Cyber Security Law provides that key information infrastructure facilities operators must set up specialized internal security management divisions and assign appropriate person(s) responsible for security management. Additionally, these operators must conduct background checks on the person(s) responsible for security management and on personnel in critical positions. It further provides that when operators of key information infrastructure facilities purchase network products or services that may affect or involve national security, the operator must pass a security examination jointly arranged by the national network and information authority and the relevant government departments and the national security examination process under the National Security Law will be triggered. The operators of key information infrastructure facilities must store important data collected and generated, including citizens’ personal information, exclusively within the territory of the People’s Republic of China. The Cyber Security Law also sets increasingly more stringent requirements for network operators. The Cyber Security Law establishes censorship duties for network operators, including digital information distribution service providers and application software download service providers. When these operators notice a prohibited publication, or the transmission of illicit information, they must promptly stop transmitting the information and take measures necessary to prevent the spread of that information. Operators must maintain a record of these incidents when they occur and report them to the competent authorities. The Cyber Security Law provides relevant subjects with solid legal authorities who are empowered to take measures to cut off any transmission(s) of prohibited information on communication networks. Upon finding prohibited information, those authorities will require that the network operators stop the transmission and take the necessary measures to remove any prohibited content. Where the above prohibited information comes from outside the territory of China, these authorities may request that all related institutions to take necessary measures to stop the flow of prohibited information.

Since the Cyber Security Law has not taken effect as of the date of this annual report, there are substantial uncertainties with respect to the interpretation and actual implementation of the Cyber Security Law. If implemented strictly as proposed, it may cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

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

Among other things, certain regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, these regulations require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, are triggered. According to the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. We may elect to grow our business in the future in part by directly acquiring, or investing in, complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions.

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

On February 3, 2015, the SAT issued SAT Notice 7 to supersede the existing tax rules in relation to the Indirect Transfer, while the other provisions of SAT Circular 698 remain in force. SAT Notice 7 introduces a more sophisticated anti-avoidance guidance. SAT Notice 7 extends its tax jurisdiction to capture not only Indirect Transfer as set forth under SAT Circular 698 but also transactions involving transfer of movable and immovable property in China of a foreign company through the offshore transfer of a foreign intermediate holding company. According to SAT Notice 7, if a non-resident enterprise indirectly transfers PRC taxable properties through an arrangement without reasonable commercial purpose but to avoid PRC Corporate Income Tax, the Indirect Transfer shall be re-characterized and treated as a direct transfer of PRC taxable properties. SAT Notice 7 also interprets the term “transfer of the equity interests in a foreign intermediate holding company” broadly. In addition, SAT Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to the public trading of shares in a listed company holding taxable PRC assets and indirect transfers resulting from a corporate restructuring.

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

The Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Autohome WFOE was recognized jointly by the Beijing Municipal Science and Technology Commission and other authorities as a “high and new technology enterprise,” or HNTE, in September 2010 and therefore was eligible for the preferential 15% enterprise income tax rate from 2010 to 2012 upon its filing with the relevant tax authority. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China. We have obtained renewal of the HNTE qualification through 2016. Beijing Autohome Technologies Co., Ltd., or Beijing Autohome Technologies, was recognized as an HNTE in July 2015 and therefore was eligible for the preferential 15% enterprise income tax rate from 2015 to 2017 upon their filing with the relevant tax authority. Beijing Prbrownies Software Co., Ltd., or Beijing Prbrownies, was recognized as an HNTE in February 2016, qualifying it for the preferential 15% enterprise income tax rate from 2015 to 2017 upon its filing with the relevant tax authority. However, should we lose this qualification for any reason, Autohome WFOE, Beijing Autohome Technologies and Beijing Prbrownies will no longer enjoy the 15% preferential tax rate, and the applicable enterprise income tax rate may increase to up to 25%.

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

Pursuant to the Enterprise Income Tax Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we conduct our business through our wholly-owned subsidiaries and VIEs in the PRC, of which Autohome WFOE and Chezhiying WFOE are the primary beneficiaries of VIEs. Autohome WFOE is 100% owned by Cheerbright, our wholly owned subsidiary located in the British Virgin Islands. The British Virgin Islands currently does not have any tax treaty with China with respect to withholding tax. As long as Cheerbright is considered a non-PRC resident enterprise and holds at least 25% of the equity interests of Autohome WFOE, dividends that it receives from Autohome WFOE may be subject to withholding tax at a rate of 10%. Chezhiying WFOE is 100% owned by Autohome Link Hong Kong Limited, our wholly owned subsidiary located in Hong Kong. Under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, effective on January 1, 2007, as long as Autohome Link Hong Kong Limited is considered a non-PRC resident enterprise and holds at least 25% of the equity interests of its PRC subsidiaries, dividends that it receives from its PRC subsidiaries may be subject to withholding tax at a preferential rate of 5%, if it is the beneficial owner of the dividends, upon receiving the approval from the local tax authority. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and upon their confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-filing examinations by the relevant tax authorities. We have migrated our advertising business from our VIEs to the subsidiaries of Autohome Media. Autohome Media is 100% owned by Autohome (Hong Kong) Limited, or Autohome HK, our wholly owned subsidiary located in Hong Kong. Under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, effective on January 1, 2007, as long as Autohome HK is considered a non-PRC resident enterprise and holds at least 25% of the equity interests of its PRC subsidiaries, dividends that it receives from its PRC subsidiaries may be subject to withholding tax at a preferential rate of 5%, if it is the beneficial owner of the dividends, upon receiving the approval from the local tax authority.

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

The daily closing trading prices for our ADSs ranged from US$19.50 to US$32.42 in 2016. The trading price for our ADSs may continue to fluctuate in response to factors including, without limitation, the following:

•	regulatory developments in our target markets affecting us, our advertisers or our competitors;

•	announcements of studies and reports relating to the quality of our services or those of our competitors;

•	changes in the economic performance or market valuations of other companies that provide online automotive advertising services;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions to our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the online automotive advertising industry;

•	conditions in the online retail industry;

•	announcements by us or our competitors of new solutions, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding Class A ordinary shares or ADSs;

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs;

•	obtaining or revocation of any operating license or permit in relation to our business; and

•	pending or potential litigation or administrative investigation.

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

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than shareholders of a corporation incorporated in a jurisdiction in the United States.

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

Under United States federal income tax law, we will be classified as a passive foreign investment company (“PFIC”) for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on the average quarterly value of our assets during the taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for United States federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. Assuming we are the owner of our VIEs for U.S. federal income tax purposes and based on our current income and assets, including goodwill and unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2016 and do not anticipate becoming a PFIC in future taxable years.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2016 and do not anticipate becoming a PFIC in the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years.

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

In March, 2012, we established a wholly owned subsidiary, Autohome (Hong Kong) Limited, or Autohome HK, in Hong Kong. In February 2015, we established Autohome E-commerce Hong Kong Limited and Autohome Link Hong Kong Limited in Hong Kong and in April 2015, we established Autohome Financing Hong Kong Limited in Hong Kong. These four subsidiaries have no business operation as of the date of this annual report.

In October 2013, Autohome HK acquired Prbrownies Marketing Limited, a Hong Kong advertising and marketing company, which we renamed Autohome Media Limited, or Autohome Media, in March 2014. Autohome Media has engaged in the advertising business outside the PRC for more than three years, and is therefore qualified to directly invest in a PRC company providing advertising services in accordance with PRC law. Autohome Media has established subsidiaries in Beijing, Shanghai, Guangzhou, Tianjin, Chengdu and Huai’an. We have migrated our advertising business from Guangzhou Advertising, Shanghai Advertising, Beijing Shengtuo Autohome Advertising Co., Ltd., or Autohome Advertising, Beijing Shengtuo Chengshi Advertising Co., Ltd., or Chengshi Advertising, to the subsidiaries of Autohome Media in 2015.

In December 2013, we completed our initial public offering of 8,993,000 ADSs, representing 8,993,000 Class A ordinary shares, and our ADSs were listed on the NYSE under the symbol “ATHM.” In November 2014, we completed a public offering, or the 2014 Offering, in which we offered and sold 2,424,801 ADSs, and our then selling shareholders sold 7,220,858 ADSs, representing 2,424,801 Class A ordinary shares and 7,220,858 Class A ordinary shares, respectively.

In June 2015, we established a strategic joint venture with HappiGo Home Shopping Co, a leading TV shopping business in China, to build a full-service auto sales platform. We invested RMB49 million into the joint venture, accounting for 49% of the shareholding.

In September 2015, we established a joint venture, the Financing JV, with three companies unaffiliated with us. We invested a full payment of RMB75 million into the Financing JV for a 25% equity interests of the Financing JV. The Financing JV provides auto financing to car buyers and facilitate the transaction process. In December 2015, we established a wholly owned subsidiary, Beijing Chezhiying Software Co., Ltd. in Beijing, China.

In April 2016, we established a majority owned subsidiary, Beijing Haochezhijia E-commerce Co., Ltd., as a joint venture with Beijing Haoduohaoche Information Technology Co., Ltd., a company unaffiliated with us, which is engaged in automobile transaction-related business. We own a 75% equity interests in Beijing Haochezhijia E-Commerce Co., Ltd.. In September 2016, we established Chengdu Prbrownies Software Co., Ltd. and Huai’an Prbrownies Software Co., Ltd., both of which principally provides dealer subscription services.

On June 22, 2016, Telstra Holdings, our then largest shareholder and a wholly owned subsidiary of Telstra Corporation Limited, completed the sale of approximately 47.4% of our total issued and outstanding shares to Yun Chen Capital Cayman, or Yun Chen, for a consideration of US$1.6 billion. On February 22, 2017, Yun Chen acquired the Telstra Holdings’ remaining equity interests in the Company. As of April 7, 2017, Yun Chen owned 53.3% of our total issued and outstanding shares. Since June 22, 2016, our largest shareholder is Yun Chen, a wholly owned subsidiary of Ping An Group, a financial services group with three core businesses of insurance, banking and investment and whose ordinary shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange.

Our principal executive offices are located at 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing 100080, the People’s Republic of China. Our telephone number at this address is +86 (10) 5985 7001. Our registered office in the Cayman Islands is located at 2nd Floor Harbour Center 42 North Church Street George Town, Grand Cayman, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, New York 10017.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures and divestitures.

B.	Business Overview

Overview

We are the leading online destination for automobile consumers in China. Through our two websites, autohome.com.cn and che168.com, accessible through PCs and mobile devices and our mobile applications, we deliver comprehensive, independent and interactive content to automobile buyers and owners. We have developed a strong and well-recognized brand. Our (“Autohome”) brand has been the most searched automotive-related keyword during substantially the entire period since July 2011 on Baidu.com, the leading Chinese language internet search engine. We have begun to implement four key market segments, namely auto-media, auto-ecommerce, auto-finance and auto-lifestyle into our consumer-centric automotive ecosystem, and transform us from a content-led vertical media business to an automotive eco-platform based on advanced data and technology.

Since our inception, the media business is our core competency. Our ability to reach a large and engaged user base of automobile consumers has made us a preferred platform for automakers and automobile dealers to conduct their advertising and marketing campaigns. We have a high penetration rate in the automaker market, we provided our media services to 85, 87 and 95 automakers operating in China in each of 2014, 2015 and 2016, respectively. We believe our focus on user experience, innovation and high-quality content distinguishes us from our competitors and is the foundation for our long-term success. Our original generated content, professionally generated content, user generated content, comprehensive automobile library and extensive automobile listing information have attracted a large and engaged user base. This, in turn, represents a highly relevant audience that is receptive to automotive advertising. We believe that this user base, together with our nationwide advertising platform, targeted advertising solutions and value-added services, has led to our rapid growth and has laid the foundation for our continuing success.

In addition, we provide subscription services to dealers which allow them to market their inventory and services through our websites and mobile applications, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. We also offer advertising services and other value-added services for individual dealers to complement our leads generation services. Our dealer customers utilize our advertising services and leverage our large user base to support their sales and marketing activities.

Our online transaction platform, Autohome Mall, is a one-stop platform for users to review automotive-related information, purchase coupons offered by automakers or dealers for discounts and make purchases to complete the transaction. Leveraging our strength in user traffic and our consumer data analytic capabilities, we provide direct vehicle sales and commission-based services facilitating transactions through our transaction platform and gradually shift our focus to become an asset-light vehicle e-commerce platform. Our online automotive media and transaction platform captures critical stages of the sales funnel. We aim to address the under-served auto financing market in China, as well as to provide services for the complete consumer automobile ownership life cycle for our customers.

We have experienced significant revenue growth while maintaining profitability. Our net revenues increased from RMB2,132.9 million in 2014 to RMB3,464.0 million in 2015 and RMB5,961.6 million (US$858.7 million) in 2016, representing a CAGR of 67.2%. Our net income attributable to Autohome Inc. increased from RMB748.7 million in 2014 to RMB990.6 million in 2015 and RMB1,227.9 million (US$176.9 million) in 2016, representing a CAGR of 28.1%.

Our Business Model

We are the leading online destination for automobile consumers in China. Over the past several years, we have developed the largest and most active online community of automobile consumers in China. We serve three distinct groups: our large and engaged user base of our websites and mobile applications, automobile consumers on our transaction platform and customers for our media services, leads generation services and online marketplace that include automakers, dealers and other auto-related products and service providers. Our business model and technology platforms seek to effectively link each stage of our users’ automobile ownership life cycle with the corresponding stage of our customers’ sales cycle. In 2016, we have initiated a strategic initiative which implement the four key market segments, namely auto-media, auto-ecommerce, auto-finance, and auto-lifestyle into our consumer-centric automotive ecosystem and transform us from a content-led vertical media business to an automotive eco-platform based on advanced data and technology.

We have built an online automotive media and transaction platform that capture critical stages of the sales funnel, starting from product awareness, to purchase desire initiation and to sales leads generation. To initiate product awareness and purchase desire, we utilize our comprehensive, independent and interactive content through our websites that are accessible through PCs and mobile devices and on our mobile applications to create strong user traffic and user engagement and stickiness. As our user traffic grows, we focus on generating sales leads through engaging our users with our promotional activities. We generate revenues from our media services, which mainly include automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices, and our leads generation services, which include our dealer subscription services, advertising services sold to individual dealer advertisers and other value-added services. We also launched several promotional initiatives such as “Group Buy” initiative to leverage our broad user base in our online social community and convert them into higher quality leads for our dealers.

Finally we provide a transaction platform for automobile buyers to purchase new vehicles directly from the automakers or used vehicle from sellers on our platform. In June 2014, we launched Autohome Mall, an online transaction platform. Autohome Mall is a one-stop platform for users to review automotive-related information, purchase coupons offered by automakers or dealers for discounts and make purchases to complete the transaction. We developed a used automobile listing platform underlying our dedicated used car website che168.com, and mobile application, which targets the automobile replacement stage by allowing both used automobile dealers and individuals to list their used automobiles on our websites and mobile applications. We have completed or facilitated successful new and used vehicle transactions on our platform through various sales initiatives and other promotional campaigns. We conducted several online marketing events on Autohome Mall or offline promotion campaigns with our partners, including the annual “Singles’ Day” campaign which generated quality sales leads for our dealer customers or our transaction business. In addition, we have been leveraging our comprehensive platform to capture additional revenue opportunities in connection with the remaining stages of the automobile ownership life cycle, such as auto-finance and auto-lifestyle.

Our Technology Platform

Our service offerings for users mainly include our high performance websites and mobile applications, our original, professionally and user generated content and our interactive online community. Our platform is engineered by our big data capability. Our extensive user data originates from our expanding large user base, our automotive ecosystem partners and third-party data providers. Through our comprehensive platform, we have access to valuable data of customers’ behaviors and patterns in their automotive lifecycle which allows us to accurately and effectively customize content and commercial offerings. Our accurate and comprehensive user profiling enables us to continuously enhance user experience and improve our ability to attract and retain customers.

Our Websites

Our user-centric approach has successfully attracted the largest user base of automobile consumers in China to our websites. According to the iResearch Public Data, autohome.com.cn had an average of 7.4 million unique visitors per day in 2016, more than any of our competitors. On average, our users spent approximately 16.2 minutes per day on autohome.com.cn, approximately twice that of our closest competitor. Our users are significantly more affluent, well-educated and active than the general internet users in China. According to a survey conducted by a third-party research firm in October 2015, or the User Survey, the average monthly personal income of our users was RMB9,313, approximately 86% of our users held post-secondary degrees and above, and the average age of our users was 30 and most of the users were male, according to the User Survey. We believe we are well-positioned to capture the fast growth of the internet penetration in China. Our autohome.com.cn website targets a wide spectrum of automobile consumers with a focus on new automobiles. To capitalize on the growing used automobile market in China, we redesigned our che168.com website, which in the past had features and user base similar to our autohome.com.cn website, to focus on used automobiles. The re-designed che168.com website was launched in October 2011.

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

To provide a superior experience to our users, we label sponsored content as advertisement to maintain objectivity. We do not allow our advertisers to have any influence over our content rankings, such as our “Most-Viewed Models,” which are generated solely from data relating to the number of times users navigate to the relevant pages. We do not use distracting pop-up advertisements which may adversely affect user experience.

Our Mobile Website and Applications

For mobile users, our content can be accessed on our websites and on our mobile applications. We have made significant efforts in recent years to optimize the mobile version of our websites to display our content and develop and enhance our mobile applications to capture a greater number of users that access our services through mobile devices. For example, the number of average daily unique users who access our websites via mobile devices amounted to 9.4 million in December 2016. We were among the earliest in our industry in China to introduce both iOS- and Android-based applications to allow users to easily access our content. As of December 31, 2016, we had eleven iOS-based applications and nine Android-based applications. Our mobile applications have generated significant user interest. In 2016, our iOS- and Android-based applications were downloaded approximately 109.2 million times, and the number of average daily unique users of our mobile applications amounted to approximately 8.1 million in December 2016. The combined number of average daily unique visitors for our mobile websites and mobile applications in December 2016 grew about 27% year-over-year. Users can conveniently enjoy features available on our websites from their mobile devices, such as reading articles, checking vehicle prices and model parameters, viewing pictures, and participating in forum discussions. In addition, through our location-based services, our users are able to obtain vehicle pricing information directly from their nearby dealers in approximately 330 cities in China.

Our Content

The foundation of our websites and mobile applications is a large amount of original generated content, professionally generated content and user generated content, a comprehensive automobile library and extensive automobile listing and promotional information organized around our automotive information database. In addition, our automotive information database includes a significant amount of user generated content originating from our user forums.

Original Generated Content

Our original generated content is created by our dedicated editorial team and includes automobile-related articles and reviews, pricing trends in various local markets, and photos and video clips. This content covers topics throughout the automobile ownership life cycle, from automobile research, selection and purchase to ownership and maintenance and to eventual replacement. Our review writers obtain first-hand experiences by test-driving many newly released vehicle models provided by various automakers. Our editorial team at our Beijing headquarters and sales offices located in 78 cities throughout China work closely with automakers, dealers and other industry participants to create automobile related articles. Although automakers may provide us with sample vehicles to test drive, we review all new automobiles independently, based upon our teams’ experience and from our users’ perspective.

We follow well-developed guidelines in creating and publishing content with attention to details, such as the angles of photos, image sizes and the time between industry events and the relevant article publication. These practices enable us to streamline our editorial process and quickly and efficiently make national and local content available to our users, while ensuring that we maintain high quality standards and a consistent user experience.

Professionally Generated Content

In 2016, we launched an open content platform, “U+”, to invite the key opinion leaders and influential bloggers or writers in the automotive field to contribute their high-quality professional review, analysis and insights on automotive-related topics, including vehicle reviews, industry trend, auto photography, maintenance and others. Our diversified  professionally generated contents complement our auto-lifestyle business strategy and brings our users high-quality articles, photographs, video clips and live streaming.

User Generated Content and User Forum

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

Our registered users increased by more than 10.9 million in 2016 with 160.0 million additional pieces of user generated content added to our user forums during 2016. As of December 31, 2016, we had over 30.5 million registered users and 909.0 million cumulative posts in our user forums. As our user base has grown and our user engagement and forum activity has increased, our database of user generated content has expanded, which in turn has attracted more users. Furthermore, this positive effect on our growing user base has also enhanced the effectiveness of our advertisements and therefore the value of our advertising services, allowing us to attract more advertisers and increase revenues from existing advertisers.

Automobile Library and Listing

We have one of the most comprehensive automobile libraries within our industry in China with over 29,100 vehicle model configurations and approximately 3.7 million photos as of December 31, 2016. We believe our automobile library covers all passenger vehicle models released in China since 2005. It includes a broad range of specifications covering performance levels, dimensions, powertrains, vehicle bodies, interiors, safety, entertainment systems and other unique features, as well as automakers’ suggested retail prices. The scale of content in our automobile library, which we believe would require significant time, expertise and expense to replicate, makes it a valuable tool for our users in researching both new and used automobiles. Our database also includes a large amount of new and used automobile listings and promotional information. With the comprehensive and continuously updated listing information, users can conveniently search for up-to-date information of vehicle models without having to visit each individual dealer at their local showrooms.

Our Services

Our Media Services

Leveraging our large and rapidly growing user base and utilizing the user intelligence data we have collected, we provide our advertisers with a broad range of advertising solutions and tools. Our advertisers under media services are comprised primarily of automakers and automobile brands’ regional offices. As millions of consumers visit our websites for automotive information, we have become an increasingly important medium for automakers and automobile brands’ regional offices to conduct their advertising and marketing campaigns.

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

Leveraging our large user base and extensive forum posting data, we provide automakers with more reliable and timely business insights than traditional customer surveys or other post-sales feedback channels. For instance, we analyze user posts in our forums to evaluate consumer response. In addition, we organize various types of offline national or local events for our automaker customers through our online marketing campaigns and user forum activities to complement our advertising services. For example, we help automakers increase their brand awareness and execute sales promotions by organizing large-scale test driving activities and for specific vehicle models in multiple cities across China. Users can conveniently participate and interact with automaker representatives through our forums.

In each of 2014, 2015 and 2016, 85, 87 and 95 automakers in China, which include independent Chinese automakers, joint ventures between Chinese and international automakers and international automakers that sell their cars made outside of China, purchased media services from us. As is customary in China, we sell our advertising services and solutions primarily through third-party advertising agencies that represent the automakers and automobile dealers. We typically enter into individual advertising agreements with the third-party advertising agencies. Although we sell our advertising services and solutions to third-party advertising agencies, we consider the automakers and automobile dealers, who are the main decision makers as to whether to place advertisements on our websites and mobile applications, to be our end-customers. As a result, our sales efforts focus primarily on automakers and automobile dealers. However, through direct contact between our sales team, advertisers and advertising agencies, we are able to maintain good relationships with existing advertisers and their advertising agencies.

Our Lead Generation Services

Our Dealer Subscription Services

We provide subscription services to dealers which allow them to market their inventory and services through our websites and mobile applications, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. Our dealer subscription services are delivered through our dealership information system mainly on a fixed-fee basis, typically for a period of one year. Through the web-based interface of our dealership information system, dealers can create online showrooms hosted on our websites and mobile applications and upload and manage their automobile inventories, pricing and promotional information. Potential automobile purchasers can interact with our dealer subscribers online or through toll free numbers provided by us to inquire for more detailed information and schedule test drives. Our dealer subscribers can track all the interactions with their customers originating from our websites and mobile applications, analyze the number of sales leads and assess the effectiveness of their marketing activities.

We continue to develop our dealer subscription services and plan to implement additional services in the future, which we believe will allow us to reach additional dealers by enabling us to offer basic and premium subscriptions at different price levels.

Our Advertising Services for Individual Dealers and Other Value-added Services

We also offer advertising services and other value-added services for individual dealers to complement our leads generation services. Our dealer customers utilize our advertising services and leverage our large user base to support their sales and marketing activities. In addition to larger brand promotion advertising campaigns organized by the automakers or the group dealers, individual dealers utilize our advertising services to further enhance their visibility in local community, address local market conditions and promote local events. We also provide other value-added services to dealers. For example, we organize “Group Buy” initiatives for individual dealers to take advantage of our large user base online to direct the customers to participate in the Group Buy events. We facilitate the process and connect our users from online to offline to generate sales leads and transaction for our dealer customers.

Our Transaction Business

E-commerce platform for new vehicles

In June 2014, we launched Autohome Mall, an online transaction platform. Autohome Mall is a one-stop platform for users to review automotive-related information, purchase coupons offered by automakers or dealers for discounts and make purchases to complete the transaction. In 2015, we began to provide direct vehicle sales and commission-based services facilitating transactions through our transaction platform. We have completed new vehicle transactions on our platform through various sales initiatives and other promotional campaigns. We conducted several online marketing events on Autohome Mall and offline promotion campaigns with our partners for our transaction business. We also partnered with automakers to sell customized or exclusive models of selected vehicles on our platform. In the fourth quarter of 2016, we began to shift our focus to become an asset-light vehicle e-commerce platform and adopted measures to clear our direct sales vehicle inventories. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are unable to grow our transaction business, we may not be able to achieve our expected business growth and our results of operations may be adversely affected.”

Used automobile listing & other platform-based services

We launched our used automobile listing platform in late 2009. Our used automobile listings services allow dealers and individuals to market their used automobiles for sale on our websites and mobile applications. Our used automobile listing database has been expanding rapidly. We had approximately 7.5 million used automobile listings in our database as of December 31, 2016.

In an effort to capitalize on the used automobile market as it matures, in October 2011, we redesigned our che168.com website as a platform dedicated to used automobiles. The redesigned website features content, listings and interactive functionality similar to our autohome.com.cn website, but focuses primarily on used automobiles. We also developed a mobile application for our used automobile services. Since 2014, we continued to develop and enhance our used automobile sales platform and began to provide advertising services, dealer subscription services and other platform-based services in selected cities.

The used automobile market still remains at a nascent stage of development and the revenue generated from our used automobile listing and other services, which was included in revenue line under leads generation services, was not significant for the year ended December 31, 2016.

Technology and Product Development

Our technologies and infrastructure are critical to our success. We follow a user-centric strategy for our system architecture and have developed robust and scalable technology platforms with sufficient flexibility to support our rapid growth.

A key component of our user-centric strategy is our user intelligence engine which we have developed and are continually enhancing. Our user intelligence engine allows us to rapidly gather user intelligence by analyzing large amounts of data from many sources throughout our content production system. We are able to monitor and analyze user behaviors through their browsing record on our platforms. We can utilize such user intelligence data to personalize user interfaces, associate and understand the relationship of information from different sources and facilitate interactions among users and various elements on our websites and mobile applications. It also helps us recommend suitable products, services and user connections to our users. Through our user intelligence engine, we can engage our users more closely by providing them with relevant content throughout their automotive lifecycle. We are also able to provide precision marketing services to our automakers, dealers and other automotive-related customers so that they can accurately deliver relevant advertisements to targeted users who are more receptive to such marketing information.

We provide automobile consumers trend analysis services for our automaker and dealer customers that help them analyze data in specific geographic markets such as consumer purchasing behavior characteristics and their brand strength in comparison to that of their competitors. We believe the consumer intelligence gathered from our large user base reflects the current automotive market trends in China and provides excellent market insight to our automaker and dealer customers.

We invested heavily in mobile technologies and were among the earliest in our industry in China to introduce a mobile version of our websites and both Apple iOS- and Android-based applications to allow our users to easily access our content. We have built up a team of research and development personnel to focus exclusively on the development and enhancement of our mobile websites and applications and to explore new business models and opportunities through mobile technology. We plan to continue to leverage our mobile technology to enhance the functions and user interface of our mobile applications for Apple iOS and Android platforms focusing on convenience, real-time interaction and location based services.

We had an experienced product development team of 1,379 engineers as of December 31, 2016. Our past innovation has focused on helping users research, select and purchase suitable vehicles through our websites. We plan to develop additional products and services for our mobile applications and media-related technology and enhance our big data analysis capabilities and augmented reality related technologies.

Sales and Marketing

Our nationwide in-house team of sales representatives sells our services to automakers and dealers. As of December 31, 2016, we had 1,775 sales and marketing representatives operating our physical sales office network spanning 78 cities across China and visiting customers in an additional 126 satellite cities, a significant increase from December 31, 2009, when we had physical sales offices in 17 cities. We have a prudent expansion plan and we typically only open new physical sales offices in a city after we have already established a sufficient customer base in the area. In cities where we do not yet have a customer base, we provide sales coverage by telephone. Our Beijing-based telephone sales team provided sales coverage to the cities in which we did not have physical sales offices. Our sales team also provides ongoing customer support to advertisers and dealer subscribers. In the past years, we have successfully expanded our market presence in the first- and second-tier cities in China. We plan to continue to expand our sales and marketing efforts into third- and fourth-tier cities to further capture the opportunities for automobile sales growth in those markets.

Our sales team is equipped with specialized automotive industry knowledge and expertise, understands our customers’ needs and is trained to help them develop their advertising strategies. Salespeople work directly with our advertisers and advertising agencies that represent advertisers. Our sales team also maintains close relationships with our dealer customers by, among other things, providing continuing training, support and ongoing customer service for our dealer subscriptions services and other value-added services. Our sales team for transaction business is in charge of customer services and maintains our relationships with automakers, our dealership partners, and business development personnel.

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

We believe brand recognition is important to our ability to attract users. We focus our sales and marketing efforts through search engines, navigation websites and mobile platforms to retain and strengthen our leading position in terms of user reach. For example, we cooperate with application stores and mobile browsers to promote our mobile applications and our websites. We also conduct online marketing events on Autohome Mall or offline promotion campaigns with our partners, including the annual “Singles’ Day” campaign which generated quality sales leads for our dealer customers or our transaction business.

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

We hold and (both mean “auto home” in English) and “AUTOHOME®” trademarks in China. In addition, as at December 31, 2016, we held 110 pending trademark applications and 129 registered trademarks in China. As at the same date, we had 55 registered domain names, including our main website domain names, autohome.com.cn and che168.com, 103 pending patent applications, and 51 registered patents. We had 189 computer software copyrights as of December 31, 2016.

Competition

With respect to our advertising services, we face competition from China’s automotive vertical websites and mobile applications, such as Xcar, PCauto and BitAuto, from the automotive channels of major internet portals, such as Sina and Sohu, and from companies engaged in online, mobile social media, news, video and live-streaming applications. We may also face competition from companies engaged in the online automobile transaction business, such as Alibaba, JD and BitAuto, as we develop our automobile online marketplace. In addition, we also face competition from other online used-automobile platforms, such as 51auto, Youxinpai, Guazi and Renrenche and companies engaged in social media business, such as Jinri Toutiao and Tencent. Competition with these and other websites and mobile applications is primarily centered on increasing user reach, user engagement and brand recognition, relationships with the suppliers, and attracting and retaining advertisers or customers, among other factors. Competition will be centered on factors similar to those affecting our current media services and leads generation services, primarily centered on increasing user reach, user engagement and brand recognition, relationships with the suppliers, and attracting and retaining advertisers or customers, among other factors. For our transaction business, as online automobile transaction is a relatively new business model and consumers in China might be accustomed to make automobile purchases with traditional dealerships, we cannot guarantee that the automobile consumers in China will accept such business model. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face significant competition, and if we fail to compete effectively, we may lose market share and our business, prospects and results of operations may be materially and adversely affected.”

Seasonality

Our quarterly revenues and other operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are beyond our control. Our business experiences seasonal variations in association with the demand for automobiles in China. For example, the first quarter of each year generally contributes the lowest portion of our annual net revenues primarily due to a slowdown in business activity around and during the Chinese New Year holiday, which occurs during the period. Consequently, our results of operations may fluctuate from quarter to quarter. As each of our business lines may have different seasonality factors and the mix of our revenue source may shift from year to year, our past performance may not be indicative of future trends. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to fluctuations, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.”

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

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates for the year ended December 31, 2016 that requires disclosure in this report under Section 13(r) of the Exchange Act, except as set forth below with respect to our affiliate, Telstra Corporation Limited, or Telstra.

Telstra has informed us that it is party to roaming, interconnection and wholesale voice agreements with the following telecommunication providers in Iran, some of which may be government-controlled entities: Mobile Company of Iran, Rafsanjan Industrial Complex Islamic Cooperative Company (also known as Taliya) and Telecommunication Infrastructure Company of Iran. These agreements provide Telstra’s customers with service in areas where Telstra does not own networks and our counterparties’ customers with service on Telstra’s networks. As Telstra’s fiscal year ends on June 30, Telstra does not normally prepare gross revenue or net profit on the basis of a year ended on December 31. Further, Telstra does not allocate costs on an agreement-by-agreement or country-by-country basis and therefore does not normally calculate a profit measure on such bases. However, for the year ended December 31, 2016, gross revenues generated by roaming, interconnection and wholesale voice agreements with Iranian entities are estimated to be less than A$1,258,850 (US$910,149) and gross expenses are estimated to be less than A$1,767,413 (US$1,277,840), in this connection. In addition, Telstra provides telecommunications services in the ordinary course of business to the Embassy of the Islamic Republic of Iran in Australia. Gross revenues and net profits generated by these services are estimated to be less than A$40,000 (US$28,920) for the year ended December 31, 2016.

We understand that Telstra intends to continue these activities.

The financial data in this section has been translated from Australian dollars into U.S. dollars using the noon buying rate for December 30, 2016 of A$1.00=US$0.7230.

PRC Regulation

This section summarizes the principal PRC laws and regulations relevant to our business and operations.

Regulations on Value-Added Telecommunications Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations, which draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” The Telecommunications Regulations were subsequently revised on July 29, 2014 and on February 6, 2016. On December 25, 2015, the MIIT published the Classification Catalogue of Telecommunications Services (the 2015 Catalogue), which took effect on March 1, 2016. The first catalogue was published in September 2000 and was subsequently amended in 2001 and 2003, respectively. Under the 2015 Catalogue, “value-added telecommunication services” was further classified into two sub-categories and 10 items. Internet content provision services, or ICP services, is under the second subcategory of value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

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

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, respectively, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must demonstrate a good track record and experience in operating value-added telecommunications services. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or its authorized local branches, and the relevant approval application process usually takes six to nine months.

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

To comply with these PRC regulations, we operate our websites through our VIEs, Autohome Information and Shengtuo Hongyuan. Each of Autohome Information and Shengtuo Hongyuan is currently 50% owned by Min Lu and 50% owned by Haiyun Lei, both of whom are PRC citizens. Both Autohome Information and Shengtuo Hongyuan hold ICP licenses.

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

ICP operators are required to monitor their websites. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of ICP license holders that violate any of the above-mentioned content restrictions, order them to suspend their operations, or revoke their ICP licenses. These laws and regulations apply to the websites and mobile applications we operate through our VIEs.

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

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the SAIC, although there is no PRC law or regulation at the national level that specifically regulates the online advertising business. Prior to November 30, 2004, in order to conduct any advertising business, an enterprise was required to hold an operating license for advertising in addition to a relevant business license. On November 30, 2004, the SAIC issued the Administrative Rules for Advertising Operation Licenses, effective as of January 1, 2005, which was replaced by Administrative Provisions on Advertising Registration issued on November 1, 2016 and took effect on December 1, 2016. The advertisement operation entities are restricted to radio stations, TV stations and newspaper and periodical publishers and the Advertising Operation License was cancelled. Therefore, our subsidiaries and VIEs are not required to hold an advertising operation license.

Before we acquired Autohome Media (formerly known as Prbrownies Marketing Limited) in October 2013, we conducted our advertising business through two subsidiaries of Autohome Information, namely Autohome Advertising and Chengshi Advertising, Shanghai Advertising and Guangzhou Advertising due to the previous restrictions on foreign investors holding direct equity interests in PRC advertising companies. In October 2013, Autohome HK acquired Autohome Media, a Hong Kong advertising and marketing company. Autohome Media has established subsidiaries in Beijing, Shanghai, Guangzhou, Tianjin, Chengdu and Huai’an. We have migrated our advertising business from Autohome Advertising, Chengshi Advertising, Shanghai Advertising and Guangzhou Advertising, to the subsidiaries of Autohome Media in 2015.

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

On April 24, 2015, the Standing Committee of the National People’s Congress issued the PRC Advertising Law or the Advertising Law, which came into effect on September 1, 2015. The Advertising Law applies to all advertising activities conducted via the internet. The Advertising Law requires that users must be able to close online pop-up ads with one click. Moreover, internet service providers are obligated to cease publishing any advertisements that they know or should know are illegal. Violation of these regulations may result in penalties, including fines, confiscation of the advertising incomes, termination of advertising operations and even suspension of the provider’s business license.

On July 4, 2016, the SAIC issued the Interim Measures for the Administration of Internet Advertising or the Internet Advertising Measures, which came into effect as of September 1, 2016. All advertising activities by means of the internet are governed by the Advertising Law and the Internet Advertising Measures. Pursuant to the Internet Advertising Measures, the term “Internet Advertisement” shall mean commercial advertisement that promote commodities or services, directly or indirectly, via Internet media such as websites, webpages and internet application programs in the form of texts, pictures, audios, videos or other forms, including the advertisement containing a web link or links, e-mail advertisement, paid search advertisement, and advertisement contained in commercial presentations that promote commodities or services, etc. The Internet Advertising Measures requires that an internet advertisement shall be identifiable and clearly identified as an “advertisement” so that users will tell it is an advertisement, and the following activities shall be prohibited: (i) providing or using any application programs or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; (ii) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or (iii) using false statistical data, transmission effect or internet medium value to induce incorrect quotations, seek undue interests or damage the interests of other persons.

Pursuant to the Internet Advertising Measures, the punishments on illegal acts shall be administered by the local administrative authority for industry and commerce (“AIC”) in the place where the advertisement publisher is located. However, if an advertiser or advertising agent who violates the Advertising Law or the Internet Advertising Measures is outside the jurisdiction of the local AIC of the advertisement publisher, such case may be referred to the local AIC where the advertiser or advertising agent is located; in the event that the local AIC in the place where the advertiser or advertising agent is located has discovered any clues or received complaints or reports about such illegal acts, they may also exercise the administration. For any illegal advertisements published by advertisers themselves, such case shall be administered by the local AIC where the advertisers are located.

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

Regulations on Broadcasting Audio/Video Programs through the Internet

On July 6, 2004, the SARFT promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules, which were replaced by Provisions on the Administration of Private Network and Targeted Communication Audio-visual Program Services which took effect on June 1, 2016. For an entity that engages in content delivery, integrated broadcast control, transmission distribution and other private network and targeted communication to send audio-visual program services, the “information network transmission audio-visual program permit” is required.

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

On December 20, 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008 and was amended in August, 2015. Circular 56 reiterates the requirement set forth in the A/V Broadcasting Rules that online audio/video service providers must obtain an “internet audio/video program transmission license” from the SARFT. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled companies. According to relevant official answers to press questions published on the SARFT’s website dated February 3, 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. These policies have been reflected in the Application Procedure for Audio/Video Program Transmission License. Failure to obtain the internet audio/video program transmission license may subject an online audio/video service provider to various penalties, including fines of up to RMB30,000, seizure of related equipment and servers used primarily for such activities and even suspension of its online audio/video services.

To comply with these laws and regulations, Autohome Information obtained an internet audio/video program transmission license on February 9, 2010, for automotive-industry-information-related audio/video programs posted on our autohome.com.cn website and relevant mobile applications.

Regulations on Producing Audio/Video Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004. On August 28, 2015, State Press and Publication of the General Administration of Radio and Television Decree No.3 was issued to amend some provisions of the aforesaid Measures. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria. And Autohome Information and Shengtuo Hongyuan hold operating licenses for the production and dissemination of radio and television programs for special topic programs, cartoons and television variety shows.

Regulations on Internet Mapping Services

According to the amended Notice on Printing and Distributing Regulations on the Management of Surveying and Mapping Qualification and Standard of Surveying and Mapping Qualification Classification issued by the National Administration of Surveying, Mapping and Geoinformation, or NASMG, in July 2014,  an entity providing internet mapping services shall apply for the Surveying and Mapping Qualification Certificate for Surveying and Mapping, and perform within the scope of the certificate. According to these rules, certain conditions and requirements, such as the number of technical personnel and map security verification personnel, security facilities and approval from relevant provincial or national government on the service provider’s security system, qualification management and filings management, are necessary for an entity applying for a Surveying and Mapping Qualification Certificate. Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualification issued by the NASMG in December 2011, any entity that has not yet applied for a surveying qualification certificate for internet mapping services is prohibited from providing any internet mapping services.

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

We have provided maps on our websites and mobile applications for the convenience of our users to locate certain services providers. Both Autohome Information and Shengtuo Hongyuan hold the Surveying and Mapping Qualification Certificate for internet mapping.

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

Autohome Information has applied for and obtained an internet culture operating license in January 2013, and we have renewed our license to include “use of information network to operate music entertainment products, game products, performance drama (section), performance”.

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

Based on a consultation we had with the local press and publication administration authority, we believe we are not required to obtain the internet publishing license as the activities we engage in on our websites and mobile applications do not constitute “internet publishing activities,” as such term is used in the Online Publishing Provisions. We are also not aware of companies with an operation similar to ours that have obtained or been required to obtain the internet publishing license. As a result, both Autohome Information and Shengtuo Hongyuan have not applied for such internet publishing approval. However, in the event that our activities are deemed to be “internet publishing,” we may be required to obtain approval from GAPP. If we are deemed to be in breach of relevant internet publishing regulations, the PRC regulatory authorities may seize the related equipment and servers used primarily for such activities and confiscate any revenues generated from such activities. In addition, relevant PRC authorities may also impose a fine of five to ten times of any revenues exceeding RMB10,000 or a fine of not more than RMB50,000 if such related revenues are below RMB10,000.

Regulations on Internet News Information Service

In September 2005, the State Council Information Office, or SIIO, and the Ministry of Industry and Information Technology jointly issued the Provisions for the Administration of Internet News Information Services, or Internet News Provision. Internet news information services shall include the publishing of news via the internet, provision of electronic bulletin services on current and political events and transmission of information on current and political events to the public. Under the Internet News Provision, internet news service providers shall also include entities that are not established by the press but reproduce internet news from other sources, provide electronic bulletin services on current and political events, and transmit such information to the public. The Information Office of the State Council shall be in charge of the supervision and administration of the internet news information services throughout China. The counterparts of the Information Office of the State Council at the provincial level shall take charge of the supervision and administration of the internet news information services within their own jurisdiction. The SIIO circulated a revised draft of the Administrative Regulations for Internet News Information Services to solicit public comments on January 11, 2016.

If we release information that may be deemed by authorities as internet news, we may be required to obtain the internet news information service license. However, we have consulted the relevant government authorities and have been informed that we would not be required to obtain the internet news releasing license because the internet news posted on our websites and mobile applications is only automotive industry related news which is not political in nature or related to macroeconomics. However, if any of the internet news posted on our websites and mobile applications is deemed by the government to be political in nature, related to macroeconomics, or otherwise requires such license based on the sole discretion of the government authority, we would need to apply for such license. If we are deemed to be in breach of the Internet News Provision or other relevant internet news releasing regulations, the PRC regulatory authorities may suspend our information release activities and impose a fine exceeding RMB10,000 but not more than RMB30,000. In serious cases, the PRC regulatory authorities may even suspend the internet service or internet access.

Regulations on Business Activities of Online Performances and Online Live-streaming Services

On December 2, 2016, the Ministry of Culture issued the Administrative Measures for Business Activities of Online Performances, which took effect on January 1, 2017. Under the Measures, an operator of online performances conducting the business activities of online performances shall apply for Network Culture Operation License with the competent provincial administrative cultural department, and the business scope indicated on the License shall clearly include online performances. An operator of online performances undertakes the primary responsibility for the business activities of online performances conducted by itself, and shall establish and perfect a content review and management system, arrange reviewers meeting self-review demands and having corresponding qualifications, and establish technical supervision measures adaptable to content management in accordance with the Interim Administrative Provisions on Internet Culture and the Administrative Measures for Content Self-review of Network Culture Operators.

The Provisions on the Administration of Online Live-streaming Services was issued by the State Internet Information Office on November 4, 2016 and was effective on December 1, 2016. Under the Provisions, those who provide online live-streaming services through online performances, internet video and audio programs, and so forth, shall obtain relevant qualifications as required by laws and regulations. Online live-streaming service providers shall carry out entity responsibilities, equip professionals comparable to the service scale, and improve systems for information review, information security management, duty patrols, emergency response, and technical guarantee. And online live-streaming service providers shall establish platforms for reviewing live-streaming content. Online live-streaming service providers and online live-streaming publishers that provide internet news information services without licenses, or exceeding the scope of their licenses, are subject to punishment. And for other violations of these Provisions are subject to punishment by the national and local Internet information offices in accordance with law; if a crime is constituted, criminal liability shall be investigated in accordance with law. Violations of the relevant laws and provisions in providing online live-streaming services through Internet performances, online audio and visual programs and so forth, are subject to punishment by the relevant departments in accordance with law.

Regulations on E-commerce

China’s e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry. In January 2014, the SAIC promulgated the Administrative Measures for Online Trading, which strengthen the protection of consumers and impose stringent requirements and obligations on online business operators and third-party online marketplace operators. Online business operators and third-party online marketplace operators are prohibited from collecting any information on consumers and business operators or disclosing, selling or providing any such information to any third party, or sending commercial electronic messages to consumers without their consent. Fictitious transactions, deletion of adverse comments and technical attacks on competitors’ websites are prohibited as well. In addition, third-party online marketplace operators are required to examine and verify the identifications of the online business operators and set up and retain relevant records for at least two years. Moreover, any third-party online marketplace operator that simultaneously engages in online trading for products and services should clearly distinguish itself from other online business operators on the marketplace platform. For an entity or individual that has been registered with the AIC and obtained a business license, if it engages in online commodity trading and related services, it shall disclose the information indicated in its business license or an electronic linkage identifier of its business license at a notable position of the homepage of its website or the web-page where it conduct its business activities. We are subject to these measures as a result of our online platform services.

Foreign investors were not allowed to own more than 50% of the equity interests in e-commerce companies which is a subcategory of value-added telecommunication services, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record, except for foreign investors in China (Shanghai) Pilot Free Trade Zone, subject to certain conditions. The NDRC and the Ministry of Commerce jointly issued the Catalogue for the Guidance of Foreign Investment Industries in March 2015, or the Catalogue, which further relaxes market access through regulatory reforms such as allowing foreign investors to have complete ownership of equity interests in e-commerce businesses. The Catalogue took effect on April 10, 2015.

Currently, we primarily engage in the E-commerce business of automobiles through Autohome (Tianjin) Automobile Sales Co., Ltd. and Beijing Haochezhijia E-commerce Co., Ltd., two subsidiaries of the Company.

Regulations on Mobile Internet Applications

On June 28, 2016, Cyberspace Administration of China promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the Mobile Application Administrative Provisions, which came into force as of August 1, 2016. According to the Mobile Application Administrative Provisions, mobile internet application refers to application software that runs on mobile smart devices providing information services after being pre-installed, downloaded or embedded through other means. Mobile internet application providers refer to the owners or operators of mobile internet applications. Internet application stores refer to platforms which provide services related to online browsing, searching and downloading of application software and releasing of development tools and products through the internet.

Pursuant to the Mobile Application Administrative Provisions, an internet application program provider must verify a user’s mobile phone number and other identity information under the principle of mandatory real name registration at the back-office end and voluntary real name display at the front-office end. An internet application provider must not enable functions that can collect a user’s geographical location information, access user’s contact list, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant application programs, unless it has clearly indicated to the user and obtained the user’s consent on such functions and application programs. In respect of an internet application store service provider, the Mobile Application Administrative Provisions requires that, among others, it must file a record with the local authority within 30 days after it rolls out the internet application store service online. It must also examine the authenticity, security and legality of internet application providers on its platform, establish a system to monitor application providers’ credit and file a record of such information with relevant governmental authorities. If an application provider violates the regulations, the internet application store service provider must take measures to stop the violations, including warning, suspension of release, withdrawal of the application from the platform, keeping a record and reporting the incident to the relevant governmental authorities.

Regulations on Foreign Investment in the Leasing Industry

On October 28, 2015, the Ministry of Commerce enacted the Measures for the Administration of Foreign Investment in the Leasing Industry, or the Foreign Investment in the Leasing Industry Measures, effective as of October 28, 2015. Under the Measures, foreign invested enterprises in the form of Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign-owned enterprises in the PRC are allowed to engage in the leasing business or financial leasing business as well as to carry out relevant business activities upon the approval of the Ministry of Commerce. Foreign-invested financial leasing companies may conduct the following businesses: (i) financial leasing business; (ii) leasing business; (iii) purchase of leased property inside and outside of PRC; (iv) maintenance of assets underlying the leases and disposal of the residual value of assets underlying the leases; (v) lease transaction consultancy and security services; and (vi) other businesses approved by the Ministry of Commerce. The leased objects include transportation equipment, such as airplanes, automobiles, ships and other personal properties.

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

Under the Used Automobile Trading Measures, a seller of used automobiles must verify certain background information regarding the automobiles for sale, including verification of the identity certificate of the previous owner, the number plate of the automobile, the motor vehicle registration certificate, driver’s license of the previous owner, proof that the automobile has passed the security technical examination, automobile insurance, and payment certificate of relevant taxes and fees. Used automobile retailers shall also provide quality guarantees as well as after-sales services, information about which shall be clearly indicated at its business location. Furthermore, under certain circumstances, used automobiles are prohibited from being resold, including instances where an automobile has been discarded as unusable, been required to be discarded, or been obtained by illegal means, such as through theft, robbery or fraud.

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

Currently, we primarily engage in the used automobile trading through Shengtuo Hongyuan.

Regulations on Automobile Sales

On February 21, 2005, the Ministry of Commerce, the NDRC, and the SAIC jointly promulgated the Implementation Measures for the Administration of Sales of Branded Automobile, or the Branded Automobile Sales Measures, which took effect on April 1, 2005. The Branded Automobile Sales Measures provide for a dealership arrangement under which one general distributor is in charge of the entire sales and after-sales service chain. According to the Branded Automobile Sales Measures, the plan for the distribution and after-sales service network for each single brand of automobile shall in general be formulated and implemented by one single enterprise in the PRC, i.e., either the automakers in the PRC itself or an authorized general distributor.

To address increasing monopoly concerns in the Chinese automotive industry, on July 31, 2014, SAIC promulgated the Announcement on Stopping Recordal of Automobile General Distributors and Authorized Branded Automobile Dealers, or the Stopping Recordal Announcement. Starting from August 20, 2014, the SAIC no longer accepts any filing for recordal of authorized dealers of branded automobiles, including general distributors, and the implementation of the recordal system of general distributors and dealers for branded automobiles has ceased. For any new general distributors or authorized dealers, their business scope will be stated as “sales of automobiles” without mentioning the brand of the automobiles for sale. For the existing ones, they may also apply to changing their business scope from “sales of brand named automobiles” to “sales of automobiles”. The Stopping Recordal Announcement also emphasizes that the SAIC will strengthen its administration and supervision of the operational activities in the automobile industry, protect the lawful rights of consumers and maintain a market with fair competition.

On April 5, 2017, the Ministry of Commerce promulgated the Measures on the Administrations of Sales of Automobile, or the Measures on Sales of Automobile, which will come into effect on July 1, 2017 and the original “Branded Automobile Sales Measures” will be abolished at the same time. According to the Measures on Sales of Automobile, the supplier takes the way of selling the vehicle to the dealer, and the authorization term (excluding the shop construction term) shall not be less than 3 years, and the first authorization term shall not be less than 5 years. A dealer who sells an automobile without authorization from a supplier or an automobile which is not authorized to be sold by an automobile manufacturer outside the country shall provide a reminder and explanation to the consumer in writing and inform the consumer of the relevant responsibility in writing. When the dealer sells the car to the consumer, it shall verify the valid identity certificate of the registered consumer, sign the sales contract, and issue the sales invoice.

The Measures on Sales of Automobile further provides that supplier shall not require its dealers to provide service of sales and after-sales simultaneously, shall not restrict its dealers’ operations of goods of other suppliers, and shall not limit the sale of car products among its dealers. Except as otherwise agreed by the parties, a supplier shall not sell vehicles directly to consumers in the area where its dealer is authorized to sell.

As regards to information recording, the supplier, the Measures on Sales of Automobile requires the dealer to obtain the business license within 90 days through the State Council department in charge of the national automobile circulation information management system for the basic information. If the basic information of the supplier and the dealer is changed, it shall complete the process of update within 30 days from the date of the change. For the supplier and the dealer who established before the Measures, they should record the basic information within 90 days from the date that the Measures took effect. The file of automobile sales, users and other information shall be kept by dealer for no less than 10 years.

Currently, we primarily engage in the automobile sales through Autohome (Tianjin) Automobile Sales Co., Ltd. and Beijing Haochezhijia E-commerce Co., Ltd..

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

Patent. The National People’s Congress adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of inventions, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. We had 103 pending patent applications and 51 registered patents as of December 31, 2016.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, as amended in 2013, the National Copyright Administration of the PRC issued Measures on Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

In compliance with, and in order to take advantage of, the above rules, we have registered 189 computer software copyrights as of December 31, 2016.

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

Domain Names. In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration, as amended in June 2009 and May 2012, that set forth detailed rules for registration of domain names. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.”. In 2002, the CNNIC issued the Measures on Domain Name Dispute Resolution, as amended in 2006, 2012 and 2014, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered a number of domain names, including autohome.com.cn, autohome.com and che168.com.

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

Under the Exchange Rules, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB will be convertible for current account items, including the distribution of dividends, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of, or registration with, SAFE or its local counterpart. Capital investments by PRC entities outside of China, after obtaining the required approvals of, or making filings with, the relevant approval authorities, such as the Ministry of Commerce and the NDRC or their local counterparts, are also required to register with SAFE or its local counterpart.

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

In utilizing the proceeds we received from our equity offerings, as an offshore holding company with PRC subsidiaries, we may (a) make additional capital contributions to our PRC subsidiaries, (b) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (c) make loans to our PRC subsidiaries or VIEs or (d) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries, whether existing or newly established, must be approved by the Ministry of Commerce or its local counterparts;

•	loans by us to our PRC subsidiaries, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches; and

•	loans by us to our VIEs, which are domestic PRC entities, must be approved by the NDRC (in the case of middle or long term loans) or be within the limits approved by SAFE (in the case of short term loans), and must also be registered with SAFE or its local branches.

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

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned enterprises include:

•	the Companies Law (2005, as amended in 2013);

•	the Wholly Foreign-Owned Enterprise Law (2016); and

•	the Wholly Foreign-Owned Enterprise Law Implementing Rules (2014).

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

Currently, there is no PRC resident among our shareholders. Should there be any PRC residents proposed to become our shareholders in the future, they shall register with the competent local branch of the SAFE with respect to their investments in our company as required by SAFE Circular No. 37 and shall update their registration filings with the SAFE when there are any changes that should be registered under SAFE Circular No. 37.

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

Autohome Inc.
(Cayman Islands)
100%
Cheerbright International Holdings Limited
(Cheerbright)
(British Virgin Islands)
100%
Autohome E-commerce Inc.
(Cayman Islands)
100%
Autohome Link Inc.
(Cayman Islands)
100%
Autohome Financing Limited
(Cayman Islands)
100%
Autohome E-commerce Hong Kong Limited
(Hong Kong)
100%
Autohome Link Hong Kong Limited
(Hong Kong)
100%
Autohome Financing Hong Kong Limited
(Hong Kong)
100%
100%
Autohome (Hong Kong) Limited
(Autohome HK)
(Hong Kong)
100%
Autohome Media Limited
(Autohome Media)
(Hong Kong)
Outside China
Inside China
100%
Autohome Shanghai Advertising Co., Ltd.
100%
Beijing Prbrownies Software Co., Ltd.
100%
Beijing Autohome Advertising Co., Ltd.
100%
Beijing Autohome Technologies Co., Ltd.
100%
100%
Tianjin Autohome Technologies Co., Ltd.
Shanghai Baiche Julian Information Technology Co., Ltd.
100%
Guangzhou Autohome Advertising Co., Ltd.
100%
Huai'an Prbrownies Software Co., Ltd.
100%
Chengdu Prbrownies Software Co., Ltd.
100%
Beijing Kemoshijie Technology Co., Ltd.
75%
Beijing Haochezhijia E-Commerce Co., Ltd.
100%
Beijing Chezhiying Software Co., Ltd.
100%
Beijing Chezhiying Technology Co., Ltd.
Two Individuals(1)
100%
Beijing Shengtuo Hongyuan Information Technology Co., Ltd.
(Shengtuo Hongyuan)
100%
100%
Beijing Autohome Used Car Appraisal Co., Ltd.
Beijing Autohome Used Car Brokerage Co., Ltd.
Two Individuals(1)
Beijing Cheerbright Technologies Co., Ltd.
(Autohome WFOE)
100%
Autohome (Tianjin) Automobile Sales Co., Ltd.
100%
Guangzhou You Che You Jia Advertising Co., Ltd.
(Guangzhou Advertising)
100%
Shanghai You Che You Jia Advertising Co., Ltd.
(Shanghai Advertising)
100%
Beijing Autohome Information Technology Co., Ltd.
(Autohome Information)
100%
Beijing Shengtuo Autohome Advertising Co., Ltd.
(Autohome Advertising)
100%
Beijing Shengtuo Chengshi Advertising Co., Ltd.
(Chengshi Advertising)

Equity interest
Contractual arrangements under exclusive technology consulting and service agreements, loan agreements, equity option agreements, equity interest pledge agreements and powers of attorney

(1)	The two individuals are Min Lu and Haiyun Lei. Each of these two individuals is a PRC citizen. Each of Min Lu and Haiyun Lei holds 50% of the equity interests in each of Autohome Information, Shanghai Advertising, Guangzhou Advertising and Shengtuo Hongyuan.

In September 2016 and March 2017, the then individual nominee shareholders of Shengtuo Hongyuan, Guangzhou Advertising, Autohome Information and Shanghai Advertising, entered into Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements with Min Lu and Haiyun Lei, pursuant to which the then individual nominee shareholders transferred all of their equity interests in each of the entities to Min Lu and Haiyun Lei. The abovementioned VIEs are currently updating the AIC filing with relevant Chinese authorities. Upon the execution of the above Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements, all contractual agreements, which include the equity interest pledge agreements, equity option agreements and powers of attorney, among the then individual nominee shareholders and our wholly owned subsidiaries have been terminated. In September 2016 and in March 2017, each of Autohome WFOE and Chezhiying WFOE, and each of Shengtuo Hongyuan and its two subsidiaries, Guangzhou Advertising, Autohome Information and its two subsidiaries and Shanghai Advertising, and each of Min Lu and Haiyun Lei, as the individual nominee shareholder of VIEs, entered into contractual agreements.

For the information regarding our contractual arrangements, please refer to “Item 7.B. Related Party Transactions — Contractual Agreements with our Variable Interest Entities.”

D.	Property, Plants and Equipment

Our corporate headquarters is located in Beijing, China, where we lease office space with an area of approximately 29,212 square meters. We generally make rental payments on a monthly basis. In addition, as of December 31, 2016, we also leased office space in 78 cities for our representative offices, including regional operation centers in Shanghai, Guangzhou and Tianjin in China. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have a term of one year. We believe that our current facilities are adequate and that we will be able to obtain additional facilities, principally through leasing, to accommodate any future expansion plans.

ITEM 4A UNRESOLVED STAFF COMMENTS

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

Overview

We are the leading online destination for automobile consumers in China. Through our two websites, autohome.com.cn and che168.com, accessible through PCs and mobile devices, and our mobile applications, we deliver comprehensive, independent and interactive content to automobile buyers and owners, as well as offering them our transaction services. We generate revenues from media services, leads generation services and online marketplace. In 2016, we derived 39.4%, 32.1% and 28.5% of our total net revenues from our media services, leads generation services and online marketplace, respectively, while in 2015, each of these three revenue lines contributed 54.3%, 40.5% and 5.2% of our total net revenues, respectively. Through our media services, we provide automakers with solutions to brand promotion, new model releases and sales promotions. Our large and engaged user base of automobile consumers provides a broad reach for automakers’ marketing messages. In each of 2014, 2015 and 2016, we provided media services to 85, 87 and 95 automakers operating in China, respectively. Our leads generation services enable our dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of potential customers and effectively market their automobiles to consumers online and ultimately generate sales leads. In 2016, while we continued to strengthen our core business, we also further developed our transaction business. Our transaction business includes new vehicle transaction business consisting of direct vehicle sales and commission-based services facilitating transactions, and used automobile listing and other platform-based services.

Our net revenues increased from RMB2,132.9 million in 2014 to RMB3,464.0 million in 2015 and RMB5,961.6 million (US$858.7 million) in 2016, representing a CAGR of 67.2%. Our net income attributable to Autohome Inc. increased from RMB748.7 million in 2014 to RMB990.6 million in 2015 and RMB1,227.9 million (US$176.9 million) in 2016, representing a CAGR of 28.1%.

General Factors Affecting Our Results of Operations

Our business and results of operations are significantly affected by China’s overall economic conditions and the general trends in the automotive industry, especially new automobile sales in China. Economic growth in China has contributed to an increase in household disposable income and improved the availability of financing for automobile purchases. These factors, coupled with increased production capacity and lower import tariffs, past governmental incentives designed to encourage automobile purchases and the decreasing cost of new automobiles, have contributed to the growth of the number of new automobiles sold in China. Although the automotive industry has benefited from China’s overall favorable policies, some local governments have imposed restrictions on automobile registrations to curb traffic congestion and environment pollution in urban centers. If such regulations slow the growth rate of new automobile sales in China, the demand for our services would likely reduce. If overall advertising expenditures by automakers and automobile dealers or automobile transaction volume decrease, our business and results of operations may be adversely affected. Also, our business and results of operations may be affected by the growth on online advertising industry in China. With the continuing growth of internet usage in China, the internet has become an increasingly important marketing and advertising channel to China’s automotive industry. If the demand and the growth in online advertising spending by automakers in China continue to grow, our results of operations will benefit from such trend.

In addition, our business and results of operations may be affected by our user reach and engagement. Automaker and dealer advertisers, which contribute a substantial portion of our revenues, choose to advertise on our websites and mobile applications in significant part due to our leading market position in the online automotive advertising industry. We anticipate that our ability to continue to attract a large and growing user base and maintain a high level of user engagement will affect our ability to attract advertisers and dealer subscribers to our websites and mobile applications and in turn, our ability to generate sales leads. Finally, our business and results of operations may be affected by the development of e-commerce in China and consumers’ acceptance of online automobile purchases.

Specific Factors Affecting Our Results of Operations

While our business and results of operations are generally affected by China’s overall economic conditions, the general trends in China’s automotive industry and our user reach and engagement, our results of operations are more directly affected by the specific financial factors set forth below.

Net Revenues

As of December 31, 2015, we had two revenue lines, namely advertising services and dealer subscription services. To better present our business in line with the business development, we changed our revenue reporting lines to three revenue lines, namely media services, leads generation services and online marketplace. We retrospectively adjusted our revenue line information for all periods presented to reflect these changes. These adjustments are also reflected in the following discussion of our net revenue results for comparison to prior year results.

We currently generate our net revenues from media services, leads generation services and online marketplace. Media services mainly includes automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices. Leads generation services primarily includes (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and other value-added services. We sell our advertising services primarily to automakers and dealers, with automakers contributing a substantial majority of our advertising services revenues. As is customary in China, we sell our advertising services primarily through third-party advertising agencies while we consider automaker and dealer advertisers to be our end-customers. Consistent with common practice in the advertising industry in China, we offer rebates to advertising agencies. We also provide cash incentives to automakers and automobile dealers who participate in various incentive programs on our online transaction platform. Our net revenues are presented net of rebates to advertising agencies and cash incentives to automakers and automobile dealers. We sell our dealer subscription services to automobile dealers mainly on a fixed-fee subscription basis.

We also generate online marketplace revenues from the new vehicle transaction business, which is composed of direct vehicle sales and commission-based services facilitating transactions on the Autohome Mall platform, and other platform-based services. We record revenues from direct sales on gross basis when vehicles are delivered and title has passed to the buyers. In addition, we earn commissions from automakers for new vehicle transactions facilitated on Autohome Mall pursuant to commission-based service arrangements with automakers.

The following table sets forth the principal components of our net revenues in absolute amounts and as percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues:
Media services	1,287,437	60.4%	1,878,397	54.3%	2,347,626	338,128	39.4%
Leads generation services	839,778	39.3	1,403,892	40.5	1,916,445	276,026	32.1
Online marketplace	5,734	0.3	181,686	5.2	1,697,550	244,498	28.5

Total net revenues	2,132,949	100.0%	3,463,975	100.0%	5,961,621	858,652	100.0%

Media Services Revenues

We generate media services revenues primarily from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices. In each of 2014, 2015 and 2016, 85, 87 and 95 automakers operating in China purchased media services from us. As a result of our high penetration in the automaker market, we believe that our future media services revenue growth will be driven primarily by automakers’ increased advertising spending on our websites and mobile applications as they continue to shift their advertising budgets from traditional media to online media, as well as further development of mobile advertising, monetization leveraging our enriched content and big data analysis capabilities.

Increased spending will be driven primarily by a combination of (i) our ability to increase advertising volume, either due to the availability of additional advertising locations, such as the mobile platform, as we expand our service offerings or due to higher sell-through rates, which is calculated as the percentage of advertising locations actually sold over total advertising locations available for sale in a given period and (ii) our ability to increase our pricing, as measured by price per location per day, as our user reach continues to expand, thereby enhancing the effectiveness of the services we offer. We primarily use a “cost per time” pricing model to price our online advertising services by charging our advertisers on a daily basis for an advertisement placed in a given location on our websites. However, as we continue to grow our user base and enhance user engagement, we began to explore “cost per thousands impressions,” “cost per lead” and other performance-based pricing models.

Leads Generation Services Revenues

We generate leads generation services revenues through (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and other value-added services. Our dealer subscribers are dealers that have purchased subscription packages which are delivered through our dealership information system. We provide our dealer subscribers with additional tools and features to enable them to more effectively market their inventories on our websites and mobile applications. We provided leads generation services to 17,972, 21,858 and 24,096 dealers in 2014, 2015 and 2016, respectively. Our leads generation services revenues accounted for 39.3%, 40.5% and 32.1% of our net revenues in 2014, 2015 and 2016, respectively. We believe that our leads generation services revenues will continue to grow in the near future, driven by our ability to command higher fees for different subscription packages and provide more diversified value-added services to our dealer customers with our capabilities of connecting dealers with the large user base of our platform.

Online Marketplace Revenues

We generate online marketplace revenues through the new vehicle transaction business, which is composed of direct vehicle sales and commission-based services facilitating transactions on the Autohome Mall platform, and other platform-based services. Our online marketplace revenues accounted for 0.3%, 5.2% and 28.5% of our net revenues in 2014, 2015 and 2016, respectively. Revenues from direct vehicle sales were nil, RMB133.6 million and RMB1,635.1 million ($235.5 million), accounting for nil, 73.6% and 96.3% of online marketplace revenues in 2014, 2015 and 2016, respectively. We sold nil, 937 and 17,738 vehicles under direct vehicle sales in 2014, 2015 and 2016, respectively. Going forward, however, we will de-emphasize the direct sales model and, consequently, the revenue contribution from online marketplace may decline substantially.

Cost of Revenues

Cost of revenues refers primarily to (i) content-related costs, (ii) depreciation and amortization expenses, (iii) bandwidth and internet data center (“IDC”) costs, (iv) value-added tax (“VAT”) and surcharges and (v) cost of sales, including tax. The following table sets forth the principal components of our cost of revenues in absolute amounts and as a percentage of our total net revenues for the years indicated:

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Content-related costs(1)	127,929	6.0%	184,635	5.3%	269,313	38,789	4.5%
Depreciation and amortization expenses	31,703	1.5	43,160	1.3	42,570	6,131	0.7
Bandwidth and IDC costs	30,713	1.4	38,893	1.1	51,766	7,456	0.9
VAT and surcharges	191,153	9.0	269,491	7.8	349,373	50,320	5.9
Cost of sales, including tax	—	—	132,942	3.8	1,680,143	241,991	28.1

Total cost of revenues	381,498	17.9%	669,121	19.3%	2,393,165	344,687	40.1%

(1)	Including share-based compensation expenses of RMB8.0 million for 2014, RMB6.9 million for 2015 and RMB12.3 million (US$1.8 million) for 2016, respectively.

Content-related Costs. Content-related costs are costs directly related to creating and editing the original generated content, organizing and maintaining user generated content on our websites and mobile applications, and maintaining our professionally generated content on U+ platform. Content-related costs mainly include salaries and benefits, toll free telephone charges, travel and office expenses of our editorial personnel, expenses we incur in the execution of the offline portion of our advertisers’ online promotions and expenses we pay to third parties for creating and publishing certain rich media content displayed on our websites and mobile applications. We expect our content-related costs will continue to increase primarily due to our business growth.

Depreciation and Amortization Expenses. A substantial majority of our amortization expenses relate to the amortization of intangibles including trademarks that we acquired in connection with the acquisitions of Cheerbright, China Topside and Norstar in June 2008, shortly after the inception of our company. Depreciation expenses are related to servers and other equipment that are directly related to our revenue-generating business activities and leasehold improvements. We expect our amortization expenses will decrease after the end of the estimated useful lives of certain intangible assets.

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

VAT and Surcharges. After VAT reform in 2012, our PRC subsidiaries and VIEs excluding Beijing Prbrownies Software Co., Ltd. and Chengdu Prbrownies Software Co., Ltd. are subject to a 6% VAT for the media services and leads generation services provided and 17% for the direct vehicle sales under online marketplace. Advertising services are also subject to the cultural construction fee. For Beijing Prbrownies Software Co., Ltd. and Chengdu Prbrownies Software Co., Ltd., they are entitled to 17% VAT for the dealer subscription services, which was sold in the form of software products starting from October 2014. Since November 2014 and December 2016, respectively, Beijing Prbrownies Software Co., Ltd. and Chengdu Prbrownies Software Co., Ltd. were entitled to a 14% VAT refund on the total VAT payable at the rate of 17% after registration of their software resolutions with the relevant authority. As a result of the above, our overall VAT and surcharges as a percentage of our total net revenues excluding direct vehicle sales was 9.0% in 2014, 8.1% in 2015 and 8.1% in 2016.

Cost of Sales, including tax. Cost of sales includes cost of vehicle purchases, other directly attributable costs of direct vehicle sales under the new vehicle transaction business and write-down of inventories and prepayment for vehicle purchase cost. Our direct vehicle sales were subject to 17% VAT rate. Rebates relating to new vehicles purchased but still held by us as of the balance sheet date are recorded as a reduction to cost of inventories while rebates relating to new vehicles purchased and sold during the reporting period are recorded as a reduction to cost of revenues.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and product development expenses. The following table sets forth our operating expenses in absolute amounts and as percentages of our total net revenues for the years indicated:

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses:
Sales and marketing expenses(1)	559,070	26.2%	1,127,484	32.6%	1,536,939	221,365	25.8%
General and administrative expenses(2)	129,751	6.1	193,655	5.6	306,794	44,188	5.2
Product development expenses(3)	158,395	7.4	273,908	7.9	571,354	82,292	9.6

Total operating expenses	847,216	39.7%	1,595,047	46.0%	2,415,087	347,845	40.6%

(1)	Including share-based compensation expenses of RMB14.6 million for 2014, RMB36.6 million for 2015 and RMB50.8 million (US$7.3 million) for 2016, respectively.
(2)	Including share-based compensation expenses of RMB20.6 million for 2014, RMB40.1 million for 2015 and RMB78.0 million (US$11.2 million) for 2016, respectively.
(3)	Including share-based compensation expenses of RMB13.4 million for 2014, RMB24.3 million for 2015 and RMB54.3 million (US$7.8 million) for 2016, respectively.

Sales and Marketing Expenses. Our sales and marketing expenses primarily consist of the marketing expenses incurred in connection with promoting our brands through search engines, mobile platforms and navigation sites, sales promotion activities and salaries and benefits and sales commissions for our sales and marketing personnel. Our sales and marketing expenses also include office and travel-related expenses and business development expenses associated with our sales and marketing activities. We expect that our sales and marketing expenses will continue to increase as we increase traffic on our websites and mobile applications, enlarge our sales force to expand our coverage and transform us from a content-led vertical media business to an automotive eco-platform based on advanced data and technology.

General and Administrative Expenses. Our general and administrative expenses primarily consist of personnel-related expenses for management and administrative personnel and professional service fees. We expect that our general and administrative expenses will increase in the future as we expand our business.

Product Development Expenses. Our product development expenses primarily consist of personnel-related expenses associated with the development of new technologies and products as well as enhancement of our websites and mobile applications. We expect that our product development expenses will increase as we expand our business, develop new features and functionalities and increase the accessibility of our websites, mobile applications and the transaction platform, and enhance our big data analysis capabilities.

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

Hong Kong

Autohome HK, Autohome Media, Autohome E-commerce Hong Kong Limited, Autohome Link Hong Kong Limited and Autohome Financing Hong Kong Limited are incorporated in Hong Kong. Companies incorporated and registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. For 2014, 2015 and 2016, we did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong during these periods. Under the Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

In September 2010, Autohome WFOE was recognized as an HNTE, effective 2010 and was eligible for a 15% preferential enterprise income tax rate effective from 2010 through 2012. The HNTE qualification is subject to an annual evaluation and a three-year review by the relevant authorities in China. We have obtained renewal of the HNTE qualification through 2016. However, should we lose this qualification for any reason, Autohome WFOE will no longer enjoy the 15% preferential tax rate, and the applicable enterprise income tax rate may increase to up to 25%. Beijing Autohome Technologies was recognized as an HNTE in July 2015 and therefore was eligible for the preferential 15% enterprise income tax rate from 2015 to 2017 upon their filing with the relevant tax authority. Beijing Prbrownies was recognized as an HNTE in February 2016, qualifying it for the preferential 15% enterprise income tax rate from 2015 to 2017 upon its filing with the relevant tax authority.

Pursuant to the Circular on Income Tax Policies for Further Encouraging the Development of Software Industry and Integrated Circuit Industry jointly issued by the SAT and the MOF on April 20, 2012, and the Circular on Issues concerning Preferential Enterprise Income Tax Policies for Software and Integrated Circuit Industries jointly issued by the MOF, the SAT, the NDRC and the MIIT on May 4, 2016, eligible software enterprises which pass annual review and filing by the relevant tax authorities can enjoy exemption for enterprise income tax for the first and second year as calculated from the profit making year or no later than December 31, 2017 if no profit is made prior to that date, and thereafter enjoy half of the statutory rate of 25% for the third through fifth year thereafter until the expiration of the preferential period. Beijing Prbrownies started to make profit since 2015, and it passed the review and filing as an eligible software enterprise by the relevant tax authorities in 2016, which qualified it for the exemption of enterprise income tax for 2015. If Beijing Prbrownies passes the aforesaid review and filing again in 2017, it will enjoy an exemption of enterprise income tax for 2016. However, if Beijing Prbrownies fails to pass the review and filing by the relevant tax authorities, it will no longer enjoy the preferential tax rate, and the applicable enterprise income tax rate may increase to up to 15% as an HNTE if it still maintains the HNTE qualification, or up to 25% if it loses the HNTE qualification.

Except for the above mentioned Autohome WFOE, Beijing Autohome Technologies and Beijing Prbrownies, our remaining PRC subsidiaries and all the VIEs were subject to EIT at a rate of 25% for 2014, 2015 and 2016.

Under the PRC Enterprise Income Tax Law, an enterprise established outside the PRC with “de facto management bodies” located within the PRC is considered a PRC resident enterprise and therefore will be subject to a 25% EIT on its global income. The implementation rules define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” In addition, according to the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies issued by State Administration of Taxation, or SAT Circular 82, on April 22, 2009, a Chinese-controlled enterprise established outside China is treated as a PRC resident enterprise with “de facto management bodies” located in the PRC for tax purposes where all of the following requirements are satisfied: (a) the senior management and core management departments in charge of its daily production or business operations are located in the PRC; (b) its financial and human resource decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s board members with voting rights or senior management habitually reside in the PRC. Despite the uncertainties resulting from limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises under the PRC Enterprise Income Tax Law. However, if we are considered a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

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

Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (a) our selection of critical accounting policies, (b) the judgment and other uncertainties affecting the application of such policies and (c) the sensitivity of reported results to changes in conditions and assumptions. For further information on our significant accounting policies, see Note 2 to our consolidated financial statements for 2014, 2015 and 2016. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. We believe the following critical accounting policies are most significant to the presentation of our financial statements and some of which may require the most difficult, subjective and complex judgments. They should be read in conjunction with our consolidated financial statements, the risks and uncertainties of which are described under “Item 3. Key Information—D. Risk Factors” and other disclosures included in this annual report.

Revenue Recognition

Our revenue is derived from media services, leads generation services and online marketplace. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the related fee is reasonably assured based on the guidance in ASC 605, Revenue Recognition.

Contracts are signed to establish significant terms such as the price and services to be provided. We consider the price for our services to be fixed and determinable when we and our customers have signed the contracts. We assess the creditworthiness of our customers prior to signing the contracts to ensure collectability is reasonably assured. Non-refundable payments received before all of the relevant criteria for revenue recognition are satisfied and are to be recognized ratably over a period are recorded as deferred revenue.

Starting 2016, in order to better present the business, we changed our revenue reporting lines into media services, leads generation services and online marketplace, from advertising services and dealer subscription services, with the comparative figures for the years ended December 31, 2014 and 2015 revised accordingly.

Media services

Media services revenues mainly includes revenues from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices. The majority of our online advertising service arrangements involve multiple deliverables such as banner advertisements, links and logos, other media insertions and promotional activities that are delivered over different periods of time.

In determining its best estimated selling price for each deliverable, we considered our overall pricing model and objectives, as well as market or competitive conditions that may impact the price at which we would transact if the deliverable were sold regularly on a standalone basis. We monitor the conditions that affect its determination of selling price for each deliverable and reassess such estimates periodically. Revenue is recognized ratably when the advertisements are published over the stated display period in the case of websites and mobile applications or when the services have been rendered in the case of promotional activities. The amount recognized is limited to the amount that is not contingent upon the delivery of additional deliverables or meeting other specified performance conditions.

Leads generation services

Leads generation services primarily includes revenues from (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and other value-added services. Under the dealer subscription services, we make available throughout the subscription period a webpage linked to its websites where the dealers can publish information such as the pricing of their products, locations and addresses and other related information. Revenue is recognized ratably as services are provided over the subscription period.

Online marketplace

Online marketplace revenues mainly includes revenues from the new vehicle transaction business, which is composed of direct vehicle sales and commission-based services facilitating transactions on the Autohome Mall platform and other platform-based service fee. For direct vehicle sales, we recognize revenue on a gross basis as it acts as the principal, is the primary obligor of the sales arrangements and is subject to inventory risk. Revenue from direct vehicle sales are recognized when a sales contract has been executed and the vehicle has been delivered. Under the commission-based service arrangements, we earn commission for the new vehicle transactions facilitated through the Autohome Mall platform. Commission revenue is recognized after the vehicles are delivered to customers.

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

We also provide cash incentives to automakers and dealers who participated in various incentive programs on our online transaction platform. The cash incentives are accounted for as a reduction of revenue in accordance with ASC 605-50, “Revenue Recognition: Customer Payments and Incentives”. However, for the cash incentives not within the scope of ASC 605-50 and provided to the end users for the promotional purpose, they are recognized as expense.

We have estimated and recorded rebates and cash incentives to agency companies, dealers and automakers cumulatively amounting to RMB395.2 million, RMB578.5 million and RMB653.5 million (US$94.1 million) for the years ended December 31, 2014, 2015 and 2016, as a reduction of revenue, respectively.

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

We apply ASC 740, Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. We have recorded unrecognized tax benefits in the other liabilities line item in the accompanying consolidated balance sheets. We have elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “income tax expense”, in the consolidated statements of operations data.

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

Fair Value Measurements of Financial Instruments

Our financial instruments primarily comprise of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, prepaid expenses and other current assets, other non-current assets, accrued expenses and other payables, notes payable, and amounts due to related parties. The carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments.

ASC topic 820 (“ASC 820”), Fair Value Measurements and Disclosures, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace

Level 3 – Unobservable inputs which are supported by little or no market activity

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

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

Inventories

Inventories consist of new vehicles held for sale, stated at the lower of cost or market. Cost is determined using the specific identification method. Our purchase arrangements with certain automakers entitle us to receive a specified amount of cash rebates if certain conditions are met during the stated rebate periods. We account for these rebates in accordance with ASC 605-50, Revenue Recognition: Customer Payments and Incentives. Rebates relating to new vehicles purchased but still held by us as of the balance sheet date are recorded as a reduction to cost of inventories while rebates relating to new vehicles purchased and sold during the reporting period are recorded as a reduction to cost of revenues.

Adjustments are recorded to write down the cost of inventory to the estimated market value for slow-moving and damaged goods. The amount of write-down is also dependent upon factors such as inventory aging, historical and forecasted consumer demand, and promotional environment. Write-downs are recorded in cost of revenues in the consolidated statements of operations data.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Our goodwill at December 31, 2015 and 2016 were related to its acquisition of Cheerbright, China Topside and Norstar. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

Goodwill is tested for impairment at the reporting unit level on an annual basis (December 31 for us) and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. These events or circumstances include a significant change in stock prices, business environment, legal factors, financial performances, competition, or events affecting the reporting unit. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

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

Share-based Compensation

We account for share-based awards granted to employees under ASC 718, Compensation—Stock Compensation, which requires that share-based awards granted to employees be measured based on the grant date fair value and recognized as compensation expense over the requisite service period (which is generally the vesting period) in the consolidated statements of operations data. We have elected to recognize compensation expense using the straight-line method for all share-based awards granted with service conditions that have a graded vesting schedule. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates.

Forfeiture rates are estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. To the extent that we revise these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. We, with the assistance of an independent third-party valuation firm, determined the fair value of the stock options granted to employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees. Subsequent to the IPO, fair value of the ordinary shares is the price of our publicly traded shares.

We account for a change in any of the terms or conditions of share-based awards as a modification in accordance with ASC subtopic 718-20, Compensation-Stock Compensation: Awards Classified as Equity, whereby the incremental fair value, if any, of a modified award, is recorded as compensation cost on the date of modification for vested awards or over the remaining vesting period for unvested awards. The incremental compensation cost is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.

Results of Operations

The following table presents our results of operations in absolute amounts and as a percentage of our total net revenues for the years indicated.

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues
Media services	1,287,437	60.4%	1,878,397	54.3%	2,347,626	338,128	39.4%
Leads generation services	839,778	39.3	1,403,892	40.5	1,916,445	276,026	32.1
Online marketplace	5,734	0.3	181,686	5.2	1,697,550	244,498	28.5

Total net revenues	2,132,949	100.0	3,463,975	100.0	5,961,621	858,652	100.0
Cost of revenues(1)	(381,498)	(17.9)	(669,121)	(19.3)	(2,393,165)	(344,687)	(40.1)

Gross Profit	1,751,451	82.1	2,794,854	80.7	3,568,456	513,965	59.9
Operating expenses
Sales and marketing expenses(1)	(559,070)	(26.2)	(1,127,484)	(32.6)	(1,536,939)	(221,365)	(25.8)
General and administrative expenses(1)	(129,751)	(6.1)	(193,655)	(5.6)	(306,794)	(44,188)	(5.2)
Product development expenses(1)	(158,395)	(7.4)	(273,908)	(7.9)	(571,354)	(82,292)	(9.6)

Operating profit	904,235	42.4	1,199,807	34.6	1,153,369	166,120	19.3
Interest income	34,682	1.6	63,218	1.8	88,168	12,699	1.5
Earnings/(loss) from equity method investments	—	—	102	0.0	(6,638)	(956)	(0.1)
Other income, net	2,544	0.1	13,064	0.4	13,953	2,010	0.2

Income before income taxes	941,461	44.1	1,276,191	36.8	1,248,852	179,873	20.9
Income tax expense	(192,781)	(9.0)	(285,542)	(8.2)	(32,629)	(4,700)	(0.5)

Net income	748,680	35.1	990,649	28.6	1,216,223	175,173	20.4

Net loss attributable to noncontrolling interests	—	—	—	—	11,691	1,684	0.2
Net income attributable to Autohome Inc.	748,680	35.1%	990,649	28.6%	1,227,914	176,857	20.6%

(1)	Including share-based compensation expenses as follows:

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of Share-Based Compensation Expenses
Cost of revenues	8,048	0.4%	6,939	0.2%	12,310	1,773	0.2%
Sales and marketing expenses	14,644	0.7	36,584	1.1	50,814	7,319	0.9
General and administrative expenses	20,557	1.0	40,142	1.1	77,965	11,229	1.3
Product development expenses	13,417	0.6	24,280	0.7	54,304	7,821	0.9

Total share-based compensation expenses	56,666	2.7%	107,945	3.1%	195,393	28,142	3.3%

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues. Our net revenues increased by 72.1% from RMB3,464.0 million in 2015 to RMB5,961.6 million (US$858.7 million) in 2016. This increase was due to the significant revenue growth from our online marketplace and a 29.9% increase in revenues from media and leads generation services.

Media services. Our media services revenues increased by 25.0% from RMB1,878.4 million in 2015 to RMB2,347.6 million (US$338.1 million) in 2016. This increase was due to increased revenue from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices.

The increase in revenues from our media services was attributable to 14.5% increase in average revenue per automaker advertiser from RMB21.6 million in 2015 to RMB24.7 million (US$3.6 million) in 2016, as automakers continued to allocate more of their advertising budgets to our online advertising and marketing channels.

Leads generation services. Leads generation services revenues increased by 36.5% from RMB1,403.9 million in 2015 to RMB1,916.4 million (US$276.0 million) in 2016. The increase in leads generation services revenues was mainly driven by 23.8% year-over-year increase in average revenue per paying dealer from RMB64.2 thousand in 2015 to RMB79.5 thousand in 2016 as dealers continue to allocate a greater portion of their budgets to our services. We provided leads generation services to 24,096 dealers in 2016, compared with 21,858 dealers in 2015.

Online marketplace. Online marketplace revenues were RMB1,697.6 million (US$244.5 million) in 2016 compared to RMB181.7 million in 2015. Revenues from direct vehicle sales were RMB133.6 million and RMB1,635.1 million (US$235.5 million) in 2015 and 2016, respectively, accounting for 73.6% and 96.3% of online marketplace revenues. We sold a total of 937 and 17,738 new vehicles under direct vehicle sales in 2015 and 2016, respectively.

Cost of Revenues. Our cost of revenues increased by 257.7% from RMB669.1 million in 2015 to RMB2,393.2 million (US$344.7 million) in 2016, primarily due to an increase in cost of sales related to direct vehicle sales.

Content-related Costs. Our content-related costs increased by 45.9% from RMB184.6 million in 2015 to RMB269.3 million (US$38.8 million) in 2016, primarily due to a 36.7% increase of salaries and benefits of our editorial personnel (including share-based compensation expenses) from RMB84.9 million in 2015 to RMB116.0 million (US$16.7 million) in 2016. Our content-related costs included share-based compensation expenses, which increased from RMB6.9 million in 2015 to RMB12.3 million (US$1.8 million) in 2016.

Depreciation and Amortization Expenses. Our depreciation and amortization expenses were RMB42.6 million (US$6.1 million) in 2016 compared to RMB43.2 million in 2015.

Bandwidth and IDC Costs. Our bandwidth and IDC costs increased by 33.1% from RMB38.9 million in 2015 to RMB51.8 million (US$7.5 million) in 2016, primarily due to increased bandwidth and IDC requirements to fulfill the growth of our user traffic, improve the user experience and enhance our big data analysis capabilities.

VAT and Surcharges. VAT and related surcharges increased by 29.6% from RMB269.5 million for 2015 to RMB349.4 million (US$50.3 million) in 2016, as a result of increased revenues.

Cost of sales, including tax. Cost of sales including tax were RMB1,680.1 million ($242.0 million) in 2016 compared to RMB132.9 million 2015. Nil and RMB50.2 million (US$7.2 million) of write-down was recorded in cost of sales in 2015 and 2016, respectively.

Operating Expenses. Our operating expenses increased by 51.4% from RMB1,595.0 million in 2015 to RMB2,415.1 million (US$347.8 million) in 2016, primarily due to increases in sales and marketing expenses, product development expenses and general and administrative expenses.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 36.3% from RMB1,127.5 million in 2015 to RMB1,536.9 million (US$221.4 million) in 2016. This increase was primarily due to (i) a 38.3% increase in marketing and promotional expenses from RMB635.6 million in 2015 to RMB879.1 million (US$126.6 million) in 2016, mainly in connection with the promotion of our mobile platforms including mobile applications, and (ii) a 27.0% increase in salaries and benefits (including share-based compensation expenses) from RMB416.2 million in 2015 to RMB528.6 million (US$76.1 million) in 2016, which is in line with our overall growth. As a percentage of net revenues, sales and marketing expenses decreased from 32.6% in 2015 to 25.8% in 2016. Our sales and marketing expenses in 2016 included share-based compensation expenses of RMB50.8 million (US$7.3 million), compared to RMB36.6 million in 2015.

General and Administrative Expenses. Our general and administrative expenses increased by 58.4% from RMB193.7 million in 2015 to RMB306.8 million (US$44.2 million) in 2016. This increase was primarily attributable to a 79.5% increase in salaries and benefits (including share-based compensation expenses) from RMB106.1 million in 2015 to RMB190.4 million (US$27.4 million) in 2016. As a percentage of net revenues, general and administrative expenses decreased from 5.6% in 2015 to 5.2% in 2016. Our general and administrative expenses for 2016 included share-based compensation expenses of RMB78.0 million (US$11.2 million), compared to RMB40.1 million in 2015.

Product Development Expenses. Our product development expenses increased by 108.6% from RMB273.9 million in 2015 to RMB571.4 million (US$82.3 million) in 2016. The increase was primarily attributable to a 107.4% increase in salaries and benefits (including share-based compensation expenses) from RMB243.8 million in 2015 to RMB505.7 million (US$72.8 million) in 2016, as a result of the increase of product development headcount, which is in line with our overall growth and continuous reinvestment in future growth opportunities. As a percentage of net revenues, product development expenses increased from 7.9% in 2015 to 9.6% in 2016. Our product development expenses for 2016 included share-based compensation expenses of RMB54.3 million (US$7.8 million), compared to RMB24.3 million in 2015.

Income before Income Taxes. Our income before income taxes was RMB1,248.9 million (US$179.9 million) in 2016 compared to RMB1,276.2 million in 2015.

Income Tax Expense. We incurred income tax expense of RMB32.6 million (US$4.7 million) in 2016, a significant decrease compared with RMB285.5 million in 2015, primarily due to change in the enacted tax rate of Beijing Prbrownies which resulted in tax benefit of RMB173.6 million ($25.0 million) being recorded in 2016.

Net Income Attributable to Autohome Inc.. As a result of the foregoing, we had net income attributable to Autohome Inc. of RMB1,227.9 million (US$176.9 million) in 2016, increased by 24.0% compared with net income attributable to Autohome Inc. of RMB990.6 million in 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net Revenues. Our net revenues increased by 62.4% from RMB2,132.9 million in 2014 to RMB3,464.0 million in 2015. This increase was due to increases in both our media services revenues and our leads generation services revenues, as well as our online marketplace revenues.

Media services. Our media services revenues increased by 45.9% from RMB1,287.4 million in 2014 to RMB1,878.4 million in 2015. This increase was due to our increased revenues from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices.

The increase in revenues from our media services was attributable to 42.5% increase in average revenue per automaker advertiser from RMB15.1 million in 2014 to RMB21.6 million in 2015, as automakers continued to allocate more of their advertising budgets to our online advertising and marketing channels.

Leads generation services. Leads generation services revenues increased by 67.2% from RMB839.8 million in 2014 to RMB1,403.9 million in 2015. The increase in leads generation services revenues was mainly driven by 37.5% year-over-year increase in average revenue per paying dealer from RMB46.7 thousand in 2014 to RMB64.2 thousand in 2015 as dealers continue to allocate a greater portion of their budgets to our services. We provided leads generation services to 21,858 dealers in 2015, compared with 17,972 dealers in 2014.

Online marketplace. Online marketplace revenues increased substantially from RMB5.7 million in 2014 to RMB181.7 million in 2015. Revenues from direct vehicle sales were nil and RMB133.6 million in 2014 and 2015, respectively, accounting for nil and 73.6% of online marketplace revenues. We sold a total of nil and 937 new vehicles under direct vehicle sales in 2014 and 2015, respectively.

Cost of Revenues. Our cost of revenues increased by 75.4% from RMB381.5 million in 2014 to RMB669.1 million in 2015, primarily due to increases in cost of sales related to direct vehicle sales, content-related costs and VAT and surcharges.

Content-related Costs. Our content-related costs increased by 44.3% from RMB127.9 million in 2014 to RMB184.6 million in 2015, primarily due to a 33.0% increase of salaries and benefits of our editorial personnel (including share-based compensation expenses) from RMB63.8 million in 2014 to RMB84.9 million in 2015. Our content-related costs included share-based compensation expenses, which decreased from RMB8.0 million in 2014 to RMB6.9 million in 2015.

Depreciation and Amortization Expenses. Our depreciation and amortization expenses increased by 36.1% from RMB31.7 million in 2014 to RMB43.2 million in 2015, primarily due to an increase in depreciation expenses related to servers purchased and leasehold improvement along with business expansion, partially offset by a decrease in amortization of acquired intangible assets, including domain names and licensing agreement.

Bandwidth and IDC Costs. Our bandwidth and IDC costs increased by 26.6% from RMB30.7 million in 2014 to RMB38.9 million in 2015, primarily due to increased bandwidth and IDC requirements to fulfill the growth of our user traffic and new business.

VAT and Surcharges. VAT and related surcharges increased by 41.0% from RMB191.2 million for 2014 to RMB269.5 million for 2015, as a result of increased revenues.

Cost of sales, including tax. Cost of sales including tax were RMB132.9 million in 2015 compared to nil in 2014.

Operating Expenses. Our operating expenses increased by 88.3% from RMB847.2 million in 2014 to RMB1,595.0 million in 2015, primarily due to increases in sales and marketing expenses, product development expenses and general and administrative expenses as the Company has been reinvesting for future growth opportunities.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 101.7% from RMB559.1 million in 2014 to RMB1,127.5 million in 2015. This increase was primarily due to (i) a 109.4% increase in promotional and marketing expenses from RMB303.6 million in 2014 to RMB635.6 million in 2015, in connection with the promotion of the Company’s brands through search engines, mobile platforms and navigation sites, a 10-year anniversary campaign, and offline promotional activities such as a nationwide group-buy campaign and (ii) a 94.8% increase in salaries and benefits (including share-based compensation expenses) from RMB213.6 million in 2014 to RMB416.2 million in 2015, due to an increase in sales and marketing headcount, which is in line with the Company’s rapid growth. As a percentage of net revenues, sales and marketing expenses increased from 26.2% in 2014 to 32.6% in 2015. Our sales and marketing expenses in 2015 included share-based compensation expenses of RMB36.6 million, compared to RMB14.6 million in 2014.

General and Administrative Expenses. Our general and administrative expenses increased by 49.3% from RMB129.8 million in 2014 to RMB193.7 million in 2015. This increase was primarily attributable to a 39.8% increase in salaries and benefits (including share-based compensation expenses) from RMB75.9 million in 2014 to RMB106.1 million in 2015. As a percentage of net revenues, general and administrative expenses decreased from 6.1% in 2014 to 5.6% in 2015. Our general and administrative expenses for 2015 included share-based compensation expenses of RMB40.1 million, compared to RMB20.6 million in 2014.

Product Development Expenses. Our product development expenses increased by 72.9% from RMB158.4 million in 2014 to RMB273.9 million in 2015. The increase was primarily attributable to a 75.3% increase in salaries and benefits (including share-based compensation expenses) by from RMB139.1 million in 2014 to RMB243.8 million in 2015, due to the increase in product development headcount. As a percentage of net revenues, product development expenses increased from 7.4% in 2014 to 7.9% in 2015. Our product development expenses for 2015 included share-based compensation expenses of RMB24.3 million, compared to RMB13.4 million in 2014.

Income before Income Taxes. Our income before income taxes increased by 35.6% from RMB941.5 million in 2014 to RMB1,276.2 million in 2015.

Income Tax Expense. We incurred income tax expense of RMB285.5 million in 2015, compared with RMB192.8 million in 2014, primarily due to the growth of our income before income taxes. As a percentage of our income before income taxes, our income tax expenses were 20.5% in 2014 and 22.4% in 2015.

Net Income Attributable to Autohome Inc.. As a result of the foregoing, we had net income attributable to Autohome Inc. of RMB990.6 million in 2015, compared with net income attributable to Autohome Inc. of RMB748.7 million in 2014.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.0%, 1.4% and 2.0% in 2014, 2015 and 2016, and the year-over-year percent changes in the consumer price index for December 2014, 2015, and 2016 were increases of 1.5%, 1.6%, and 2.1%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers-Deferral of the effective date (“ASU 2015-14”). The amendments in ASU 2015-14 defer the effective date of ASU No. 2014-09, Revenue from Contracts with Customers issued in May 2014. Further in 2016, as a clarification of the new revenue guidance, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers - Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (“ASU 2016-08”), ASU No. 2016-10, Revenue from Contracts with Customers—Identifying Performance Obligations and Licensing (“ASU 2016-10”), ASU No. 2016-12, Revenue from Contracts with Customers—Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”), and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers (“ASU 2016-20”). The amendments in ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 do not change the core principle of the guidance. All the above amendments regarding the new revenue guidance are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We will apply the new revenue guidance beginning January 1, 2018 and will not early adopt. We have set up a revenue project team and is in the process of evaluating the contracts of each revenue stream to determine the impact on our consolidated financial statements. We plan to continue the evaluation, analysis, and documentation of its adoption of ASU 2014-09 (including those subsequently issued updates that clarify ASU 2014-09’s provisions) throughout 2017 and finalize determination of the impact that the adoption will have on our consolidated financial statements under the new standard.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes-Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). The amendments in this update simplify the presentation of deferred income taxes. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in ASU 2015-17 are effective for fiscal years beginning after December 15, 2016 including interim periods within those fiscal years. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments in this Update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. We will adopt the guidance on a retrospective basis starting from the first quarter of 2017 and present all the deferred tax assets and liabilities as non-current items on our consolidated balance sheets, including comparative periods.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. All other leases will fall into one of two categories: (i) financing leases, similar to capital leases, which will require the recognition of an asset and liability, measured at the present value of the lease payments and (ii) operating leases which will require the recognition of an asset and liability measured at the present value of the lease payments. Lessor accounting remains substantially unchanged with the exception that no leases entered into after the effective date will be classified as leveraged leases. For sale leaseback transactions, the sale will only be recognized if the criteria in the new revenue recognition standard are met. It is expected to be effective for fiscal years and interim periods beginning after December 15, 2018 for public entities. Early application is permitted. We are currently evaluating the impact of adopting this guidance.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation: Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The amendments in ASU 2016-09 simplify the several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, forfeitures, and classification on the statement of cash flows. The amendments in ASU 2016-09 are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The adoption of the guidance is not expected to have significant impact on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). The amendments in ASU 2016-15 address eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments in ASU 2016-15 are effective for annual periods beginning after December 15, 2017, and interim periods within those annual periods. The adoption of the guidance is not expected to have significant impact on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 320): Restricted Cash (“ASU 2016-18”). The amendments in ASU 2016-18 require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in ASU 2016-18 are effective for annual periods beginning after December 15, 2017, and interim periods within those annual periods. The adoption of the guidance is not expected to have significant impact on our consolidated financial statements.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity are cash generated from our operating activities and our issuance of ADSs. In December 2013, we completed our initial public offering and raised net proceeds of US$142.6 million, after deducting underwriting commissions and discounts and expenses. In November 2014, we completed our 2014 Offering and raised net proceeds of US$97.3 million, after deducting underwriting commissions and discounts and expenses. Our principal uses of cash for 2014, 2015 and 2016 were operating activities, including employee compensation, tax expenses, marketing expenses, bandwidth and IDC costs and purchase of vehicles, investments and capital expenditures. As of December 31, 2016, we had cash and cash equivalents, restricted cash and short-term investments altogether amounting to RMB5,733.3 million (US$825.8 million).

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

The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	1,023,743	1,461,841	1,625,896	234,178
Net cash used in investing activities	(1,759,517)	(407,657)	(514,906)	(74,163)
Net cash generated from financing activities	647,396	30,200	27,920	4,021
Effect of exchange rate on cash and cash equivalents	4,181	13,847	2,354	340

Net increase/(decrease) in cash and cash equivalents	(84,197)	1,098,231	1,141,264	164,376
Cash and cash equivalents at beginning of year	1,138,613	1,054,416	2,152,647	310,046

Cash and cash equivalents at end of year	1,054,416	2,152,647	3,293,911	474,422

Operating Activities

Net cash generated from operating activities was RMB1,625.9 million (US$234.2 million) for 2016. This amount was primarily attributable to net income of RMB1,216.2 million (US$175.2 million), (a) adjusted for (i) certain non-cash expenses, primarily share-based compensation expenses of RMB195.4 million (US$28.1 million), deferred income taxes of RMB103.8 million (US$15.0 million), depreciation of property and equipment of RMB65.2 million (US$9.4 million), and write-down of inventories and prepayment for vehicle purchase cost of RMB50.2 million (US$7.2 million) and (ii) changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accrued expenses and other payables of RMB308.9 million (US$44.5 million), an increase in deferred revenue of RMB139.7 million (US$20.1 million) and a decrease in restricted cash of RMB51.8 million (US$7.5 million), (b) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily a decrease in notes payable of RMB143.9 million (US$20.7 million), an increase in accounts receivable of RMB132.8 million (US$19.1 million) and increase in prepaid expenses and other current assets of RMB77.6 million (US$11.2 million). The increase in accrued expenses and other payables was mainly due to the increase in accrued rebates to advertising agencies in accordance with growth of media service revenues, accrual for the year-end bonuses to employees during the period and customer deposit received. The increase in deferred revenue was mainly attributable to the growth of our dealer subscription services. The decrease in restricted cash and notes payable was primarily due to the maturity and settlement of short-term bank acceptance notes used for the purchase of new vehicles. The increase in accounts receivable was primarily due to the increase of our media services. The increase in prepaid expenses and other current assets was mainly due to the advance payment for purchase of new vehicles.

Net cash generated from operating activities was RMB1,461.8 million for 2015. This amount was primarily attributable to net income of RMB990.6 million, (a) adjusted for (i) certain non-cash expenses, primarily share-based compensation expenses of RMB107.9 million, depreciation of property and equipment of RMB51.3 million and deferred income taxes of RMB6.5 million, and (ii) changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in deferred revenue of RMB433.7 million and an increase in accrued expenses and other payables of RMB316.7 million, and (b) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily an increase in accounts receivable of RMB340.9 million and increase in prepaid expenses and other current assets of RMB264.4 million and inventories of RMB111.7 million. The increase in deferred revenues was mainly attributable to the growth of our dealer subscription services. The increase in accrued expenses and other payables was mainly due to the increase in accrued rebates to advertising agencies in accordance with growth of revenue and accrual for the year-end bonuses to employees during the period. The increase in accounts receivable was primarily due to the increase of our advertising services. The increase in prepaid expenses and inventories was mainly due to the advance payment for and purchase of vehicles.

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

Investing Activities

Net cash used in investing activities was RMB514.9 million (US$74.2 million) in 2016, which was primarily attributable to the purchase of term deposits and adjustable-rate financial products, capital expenditures primarily related to purchase of electronic equipment and leasehold improvements and investment in our new joint ventures.

Net cash used in investing activities was RMB407.7 million in 2015, which was primarily attributable to the purchase of term deposits, the investment in our new joint ventures and the capital expenditures primarily related to purchase of electronic equipment and leasehold improvements.

Net cash used in investing activities was RMB1,759.5 million in 2014, which was primarily attributable to the purchase of term deposits.

Financing Activities

Net cash generated from financing activities in 2016 was RMB27.9 million (US$4.0 million), which was primarily attributable to proceeds from exercise of share-based awards.

Net cash generated from financing activities in 2015 was RMB30.2 million, which was attributable to proceeds from exercise of share-based awards.

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

Capital Expenditures

Cash outflow in connection with capital expenditures amounted to RMB42.8 million, RMB89.2 million and RMB88.8 million (US$12.8 million) in 2014, 2015 and 2016, respectively. These capital expenditures were primarily used to purchase equipment for our business and leasehold improvements.

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

Under PRC law, our PRC subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund and allocate at least 10% of their after-tax profits on an individual company basis as determined under PRC accounting standards to the general reserve, and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, they are also required to make appropriations to the enterprise expansion fund and staff welfare and bonus fund at the discretion of their respective boards of directors. Our VIEs in the PRC are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2014, 2015 and 2016, our PRC subsidiaries and VIEs had appropriated RMB8.8 million, RMB19.2 million and RMB36.0 million (US$5.2 million), respectively, of retained earnings for their statutory reserves.

As a result of these PRC laws and regulations, prior to allocations of after-tax profits to the statutory reserves, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to us.

Foreign exchange and other regulation in the PRC may further restrict our PRC subsidiaries and VIEs from transferring funds to us in the form of dividends, loans and advances. As of December 31, 2015 and 2016, the amounts of the net restricted assets of our PRC subsidiaries and VIEs were RMB3,740.5 million and RMB5,165.7 million (US$744.0 million), respectively.

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

We distribute our web content to numerous network nodes close to our users by utilizing the content delivery networks, allowing most of our user communications to bypass internet congestion. With our technological expertise, we manage the content delivery networks to enhance our website responsiveness and to improve user experience. As such, we believe our websites have a performance advantage over other automotive vertical websites.

We invested heavily in mobile technologies and were among the earliest in our industry in China to introduce a mobile version of our websites and both Apple iOS- and Android-based applications to allow our users to easily access our content. We have built up a team of research and development personnel to focus exclusively on the development of our mobile websites and applications and to explore new business models and opportunities through mobile technology. We plan to continue to leverage our mobile technology to enhance the functions and user interface of our mobile applications for Apple iOS- and Android- platforms focusing on convenience, real-time interaction and location based services.

We had an experienced product development team of 1,379 engineers as of December 31, 2016. Our past innovation has focused on helping users research, select and purchase suitable automobiles through our websites. We plan to develop additional products and services for our mobile applications and media-related technology, enhance the big data analysis capabilities and augmented reality related technologies. Our product development expenses were RMB158.4 million, RMB273.9 million and RMB571.4 million (US$82.3 million) for the years ended December 31, 2014, 2015 and 2016, respectively.

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

We hold and (both mean “auto home” in English) and “AUTOHOME®” trademarks in China. In addition, as at December 31, 2016, we held 110 pending trademark applications and 129 registered trademarks in China. As at the same date, we had 55 registered domain names, including our main website domain names, autohome.com.cn and che168.com, 103 pending patent applications and 51 registered patents. We had 189 computer software copyrights as of December 31, 2016.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2016 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosures of Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2016:

	Payments Due by Period
	Less than 1 Year	1 to 3 years	3 to 5 Years	More than 5 Years	Total
	(in thousands of RMB)
Operating lease obligations(1)	108,202	139,639	—	—	247,841

(1)	Operating lease obligations primarily related to the lease of office space.

Rental expenses for the years ended December 31, 2014, 2015 and 2016 were RMB30.5 million, RMB49.9 million and RMB84.7 million (US$12.2 million), respectively.

G.	Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Min Lu	56	Chairman of the Board and Chief Executive Officer
Dong Liu	52	Director
Han Qiu	42	Director
Guo Ping Wang	53	Director
Yan Kang	45	Director and President
Julian Jiun-Lang Wang	46	Director and Chief Financial Officer
Junling Liu	52	Independent Director
Tianruo Pu	48	Independent Director
Dazong Wang	62	Independent Director

Mr. Min Lu has served as our chairman of the board and chief executive officer since June 2016. Before joining our company, Mr. Min Lu was the chief of the strategy center of Ping An Insurance (Group) Company of China, Ltd., or Ping An Group. Having worked at Ping An for 20 years, Mr. Lu is an experienced professional in the Chinese insurance industry, as well as a specialist in strategic development. Mr. Lu has also served as deputy general manager of Ping An Life Insurance Company of China, Ltd., or Ping An Life, and general manager of the bank assurance business unit of Ping An Life. From 2009 to 2014, Mr. Lu served as chairman and chief executive officer of Ping An Health Insurance Company of China, Ltd. Mr. Lu holds an MBA degree from the University of Dundee.

Mr. Dong Liu has served as our director since June 2016. Mr. Dong Liu joined Ping An Group in 2014 and is currently deputy general manager of China Ping An Trust Co., Ltd., or Ping An Trust, and general manager of the Private Equity Investments Group. Prior to joining Ping An Group, Mr. Liu was chief representative of the Government of Singapore Investment Corporation, or GIC, Greater China, and Senior Vice President of GIC from 2007 to 2014, principal investment officer of IFC China from 2003 to 2007, senior investment officer of the International Finance Corporation, part of The World Bank Group, in Washington D.C. from 1998 to 2003 and senior economist at The World Bank Group in Washington D.C. from 1994 to 1998. Mr. Liu has more than 20 years of international and domestic investment experience. Since returning to China in 2003, Mr. Liu has led investments in sectors such as the consumer, healthcare, education, environmental protection, financial services, technology and agribusiness industries.

Ms. Han Qiu has served as our director since June 2016. Ms. Han Qiu is the general manager of ShenZhen Qianhai Credit Service Company and the deputy general manager of Shanghai Yizhangtong Network Technology Co., Ltd., subsidiaries of Ping An Group. With over 15 years of experience in finance, risk management and data science, Ms. Qiu has deep technical knowledge in big data and analytics. Prior to her current role, Ms. Qiu headed the Group Big Data Center at Ping An Group. In addition, Ms. Qiu has served as head of change at Standard Chartered Bank and vice president of business intelligence at Fullerton Financial Holdings/Temasek Holdings. Ms. Qiu has also previously worked as an associate at McKinsey & Company and held technical leadership positions at GE Money/GE Capital.

Mr. Guo Ping Wang has served as our director since June 2016. Mr. Guo Ping Wang joined Ping An Group in 1997 and currently serves as the deputy general manager of Ping An Property & Casualty Insurance Company (“PAIC”) since March 2013. Over his eighteen years with Ping An Group, Mr. Wang has served in multiple positions. From 2002 to 2008, Mr. Wang successively served as deputy general manager of the auto insurance department and auto & casualty insurance claim department of PAIC. From 2008 to 2012, Mr. Wang held the position of general manager in the Fujian branch of PAIC and thereafter served as executive assistant at Ping An Processing & Technology (Shenzhen) Co. Ltd. until February 2013.

Mr. Yan Kang has served as our president since June 2016 and our director since September 2016. Mr. Kang has over 20 years of experience in management consulting and in industry. He was most recently a director and senior partner at Bain & Company based in Beijing, and co-led Bain’s Asia-Pacific Digital practice, as well as being an expert in the firm’s Consumer Products and Financial Services practices. As a digital expert, Mr. Kang worked with clients to address the growth opportunities that new digital technologies enable. Prior to joining Bain, he worked at other consultancies both in China and the U.S., and before that worked at Royal Dutch Shell plc in China. Mr. Kang holds a bachelor’s degree from Tsinghua University and an MBA degree from the Yale School of Management.

Mr. Julian Jiun-Lang Wang has served as our Chief Financial Officer since June 2016 and our director since September 2016. Mr. Wang has over 20 years of experience as a project manager, chief financial officer and chief operating officer with various companies. He was most recently the chief operating officer at cnYES.com, a leading online financial portal in Taiwan, where he led monetization initiatives as well as supervised corporate functions including accounting, legal, administration and MIS. From 2013 to 2014 he was the chief executive officer of Pinganfang.com, a subsidiary of Ping An Group which focuses on the real estate sector through an online to offline (O2O) strategy. Prior to this, Mr. Wang was the chief financial officer of Anjuke.com, a leading online real estate company in China. He has also worked as head of equity research at Deutsche Bank and ABN Amro in Taiwan, and been a management consultant at McKinsey as well as the country manager for eBay in Taiwan. He holds a bachelor’s degree from National Taiwan University and an MBA degree from Harvard Business School.

Mr. Junling Liu has served as our independent director since January 2015. Mr. Liu is the co-founder and Chairman of New Peak Group, a leading digital and mobile health group in China since 2015. Before New Peak Group, he was the co-founder and chief executive officer of Yihaodian from 2008 to 2015. Before 2008, Mr. Liu was the co-president of Dell China and Hong Kong. Prior to that, he was a managing director of Avaya China. Mr. Liu received his Master of International Business Administration from Flinders University in Australia.

Mr. Tianruo Pu has served as our independent director since December 2016. Mr. Pu currently serves as an independent director and chairman of the audit committee of Wowo Limited, a Chinese internet e-commerce company listed on the NASDAQ, as an independent director and member of the audit committee of Renren Inc., a Chinese social network platform listed on the New York Stock Exchange, and as an independent director and chairman of the audit committee of 3SBio Inc., a Chinese bio-pharmaceutical company listed on the Hong Kong Stock Exchange. Mr. Pu is also the chief financial officer of Zhaopin Limited, an internet recruiting company listed on the New York Stock Exchange. Mr. Pu has more than twenty years of work experience in finance and accounting in both the United States and China. Prior to joining Zhaopin, Mr. Pu was the chief financial officer of UTStarcom, a global telecommunications equipment company listed on the NASDAQ, and prior to that, Mr. Pu served as the chief financial officer at China Nuokang Bio-Pharmaceutical Inc. Mr. Pu received an MBA degree from Northwestern University Kellogg School of Management in 2000 and a master of science degree in accounting from the University of Illinois in 1996.

Dr. Dazong Wang has served as our independent director since December 2016. Dr. Wang has been the founder and the chairman of Ophoenix Capital Management since 2011. Dr. Wang also serves as a director of FUBA Automotive Electronics GmbH, Germany, a leading supplier of automotive reception systems, as a director of Merit Automotive Electronics Systems,S.L., Spain, a leading supplier of complex automotive mechatronics modules and as a director of Committee of 100, a non-profit membership organization of prominent Chinese Americans. From 2008 to 2011, Dr. Wang was the president and chief executive officer of Beijing Automotive Industry Corporation. From 2006 to 2008, Dr. Wang served as the vice president of Shanghai Automotive Industry Corporation, where he was responsible for engineering and key component operations. Prior to this, Dr. Wang served several positions in General Motors Company, or GM, from 1985 to 2006, including, senior technician, China country manager and engineering director for North America operations. Dr. Wang received a Ph.D degree from Cornell University and a master of science degree from Huazhong University of Science and Technology in China.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2016, we incurred an aggregate compensation expense of approximately RMB16.7 million (US$2.4 million) for our executive officers and directors (not including share-based compensation expenses). Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, housing fund and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. For additional information on share incentive grants to our directors and executive officers, see “— Share Incentive Plans.”

Employment Agreements

We have entered into employment agreements with each of our executive officers through either Guangzhou Autohome Advertising Co., Ltd. or Autohome WFOE. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause at any time without advance notice or remuneration for certain acts of the executive officer, such as a conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including cash compensation equivalent to three months of the executive officer’s salary. The executive officer may terminate the employment at any time with a one-month advance written notice, if there is any significant change in the executive officer’s duties and responsibilities inconsistent in any material and adverse respect with his or her title and position, or a material reduction in the executive officer’s annual salary before the next annual salary review, or if otherwise approved by the board of directors.

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

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment. Specifically, each executive officer has agreed not to (a) approach our clients, advertisers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (b) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors; or (c) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination.

Share Incentive Plans

2011 Share Incentive Plan

On May 4, 2011, we adopted our 2011 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of our Class A ordinary shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan, as currently in effect, is 7,843,100. As of April 7, 2017, options to purchase 609,972 Class A ordinary shares under the 2011 Share Incentive Plan at an exercise price of US$2.20 were outstanding. The following table summarizes, as of April 7, 2017, the outstanding options we had granted to our directors, officers and other individuals under our 2011 Share Incentive Plan:

Name	Options	Exercise Price (US$/Share)		Date of Grant	Date of Expiration	Vesting Schedule
Individuals other than directors and officers as a group	609,972	US$	2.20	May 6, 2011 December 19, 2011 July 1, 2012 May 27, 2013 October 22, 2013 January 16, 2014	Ten years after grant date	Approximately 4 years from each date of grant

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

2013 Share Incentive Plan

We adopted the 2013 Share Incentive Plan in November 2013. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2013 Share Incentive Plan is 3,350,000. As of April 7, 2017, 2,007,856 restricted shares under the 2013 Share Incentive plan were outstanding. The following table summarizes, as of April 7, 2017, the outstanding awards we granted under the 2013 Share Incentive Plan:

Name	Restricted Shares	Date of Grant	Vesting Schedule
Min Lu	*	March 23, 2017	Approximately 4 years from the date of grant
Yan Kang	*	March 23, 2017	**
Julian Jiun-Lang Wang	*	March 23, 2017	**
Junling Liu	*	April 30, 2015	Approximately 4 years from each date of grant
December 19, 2016
Tianruo Pu	*	December 19, 2016	Approximately 4 years from the date of grant
Dazong Wang	*	December 19, 2016	Approximately 4 years from the date of grant
Directors and officers as a group	*	April 30, 2015	Approximately 4 years from the date of grant
		December 19, 2016	Approximately 4 years from the date of grant
		March 23, 2017	Approximately 4 years from the date of grant
		March 23, 2017	**
Other individuals as a group	1,918,018	May 8, 2014 October 9, 2014 January 23, 2015 April 1, 2015 August 19, 2015 October 1, 2015 March 1, 2016 May 23, 2016 July 18, 2016 July 19, 2016 November 14, 2016 January 1, 2017 March 23, 2017	Approximately 4 years from each date of grant

*	Less than one percent of our total outstanding share capital.
**	All the restricted shares will be fully vested on August 1, 2017.

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

Termination. The 2013 Share Incentive Plan will expire in 2023 and may be terminated earlier with the approval of our board.

Amended and Restated 2016 Share Incentive Plan

Our board of directors adopted and amended the Amended and Restated 2016 Share Incentive Plan, or the Amended and Restated 2016 Plan, in March 2017 and April 2017, respectively. The Amended and Restated 2016 Plan is pending for ratification by our shareholders within 24 months from March 2017, and for so long as we remain a subsidiary of a company who is listed on the Stock Exchange of Hong Kong Limited, or the Hong Kong Parent, the Amended and Restated 2016 Plan is conditional on the approval from the shareholders of the Hong Kong Parent. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2016 Plan is 4,890,000. As of April 7, 2017, options to purchase 1,713,500 Class A ordinary shares under the Amended and Restated 2016 Plan at exercise prices ranging from US$22.19 to US$24.65 were outstanding. The following table summarizes, as of April 7, 2017, the outstanding options we had granted under the Amended and Restated 2016 Plan:

Name	Options(1)	Exercise Price (US$/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Individuals other than directors and officers as a group	1,713,500	US$23.97	February 15, 2016	Ten years after grant date	Approximately 4 years from each date of grant
		US$24.65	June 3, 2016
		US$22.19	August 2, 2016

(1)	No Class A ordinary shares will be issued pursuant to awards granted under the Amended and Restated 2016 Plan prior to the ratification of the Amended and Restated 2016 Plan by our shareholders or shareholders of the Parent. In the event that the Amended and Restated 2016 Plan is not ratified by our shareholders or shareholders of the Parent, all awards granted under the Amended and Restated 2016 Plan will be null and void.

The following paragraphs describe the principal terms of the Amended and Restated 2016 Plan:

Types of awards. The Amended and Restated 2016 Plan permits the awards of options, restricted shares and restricted share units. The following briefly describe the principal features of the various awards that may be granted under the Amended and Restated 2016 Plan.

•	Options. Options provide for the right to purchase a specified number of our ordinary shares at a specified price and usually will become exercisable at the discretion of our plan administrator in one or more installments after the grant date. The total number of Class A ordinary shares issued and to be issued upon the exercise of the options granted and to be granted to any participant in any 12-month period up to and including the date of grant shall not exceed 1% of the issued and outstanding share of the Company as at the date of grant. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash or check, in our ordinary shares which have been held by the option holder for such period of time as may be required by our plan administrator, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing. For so long as we remain a subsidiary of the Hong Kong Parent, the administration of the Amended and Restated 2016 Plan shall comply with the Hong Kong Listing Rules in respect of options.

The options shall lapse (to the extent not already exercised) automatically on the earliest of: (i) expiry of the term of any option, (ii) the date of termination of employment, (iii) expiry of the 60-day period from the date of voluntary resignation of the participant, (iv) the date of termination of such other contract or agreement constituting a participant for his breach of the terms thereof or in accordance with the termination provisions of such contract or agreement by any contracting party, (v) expiry of the three-month period following the occurrence of an event which causes the participant to cease to be an eligible person, including ill-health, injury, disability, death or retirement, (vi) the date on which the resolution to voluntarily wind up the Company is passed and the date of the commencement of winding up of the Company.

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

Plan Administration. Our board or a committee of one or more members of our board duly authorized for the purpose of the Amended and Restated 2016 Plan can act as the plan administrator. Such committee may from time to time in its absolute discretion waive or amend the rules of the Amended and Restated 2016 Plan as it deems desirable, provided that, except with the prior approval of the shareholders of our Company and the shareholders of our Hong Kong Parent (for so long as we remain a subsidiary of the Hong Kong Parent) in general meetings: (i) no alteration to any of the matters set out in Rule 17.03 of the Hong Kong Listing Rules shall be made to the advantage of participants; and (ii) no alteration to the terms and conditions of the Amended and Restated 2016 Plan which are of a material nature or any change to the terms of the options granted may be made, except where the alterations take effect automatically under the existing terms of the Amended and Restated 2016 Plan, provided that as we remain a subsidiary of the Hong Kong Parent, the amended terms must still comply with the relevant requirements of Chapter 17 of the Hong Kong Listing Rules.

Award Agreement. Options, restricted shares or restricted share units granted under the Amended and Restated 2016 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.

Exercise Price. The exercise price in respect of any option shall be determined by the plan administrator and set forth in the award agreement which may be a fixed or variable price related to the fair market value of the shares. The exercise price per share subject to an option may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive. For so long as we remain a subsidiary of the Hong Kong Parent, the determination of the exercise price shall comply with the Hong Kong Listing Rules.

Eligibility. We may grant awards to our directors, employees or consultants.

Term of the Options. The term of each option grant shall be no more than ten years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Unless otherwise determined by the plan administrator, no awards may be transferred other than by will or the laws of descent and distribution. Nevertheless, awards (other than options) can be transferred to certain persons or entities related to the plan participants.

Termination. The Amended and Restated 2016 Plan will expire ten years after it became effective and may be terminated earlier with the approval of our board.

2016 Share Incentive Plan II

We adopted the 2016 Share Incentive Plan II (as amended by Amendment No. 1 to the 2016 Share Incentive Plan II), or the Amended 2016 Share Incentive Plan II, in December 2016. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the Amended 2016 Share Incentive Plan II is 3,000,000. We had not granted any share-based awards under the Amended 2016 Share Incentive Plan II as of April 7, 2017. The following paragraphs describe the principal terms of the Amended 2016 Share Incentive Plan II:

Types of awards. The Amended 2016 Share Incentive Plan II permits the awards of restricted shares. A restricted share award is the grant of our ordinary shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

Plan Administration. Our board or a committee of one or more members of our board duly authorized for the purpose of the Amended 2016 Share Incentive Plan II can act as the plan administrator.

Award Agreement. Restricted shares granted under the Amended 2016 Share Incentive Plan II are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.

Eligibility. We may grant awards to our directors, employees or consultants.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Unless otherwise determined by the plan administrator, no awards may be transferred other than by will or the laws of descent and distribution, or to certain persons or entities related to the plan participants.

Termination. The Amended 2016 Share Incentive Plan II will expire in 2026 and may be terminated earlier with the approval of our board of directors.

C.	Board Practices

Our board of directors consists of nine directors. A director is not required to hold any shares in the Company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he or she is materially interested provided (a) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. Tianruo Pu, Dazong Wang and Junling Liu. Mr. Tianruo Pu is the chairman of our audit committee. We have determined that Messrs. Tianruo Pu, Dazong Wang and Junling Liu satisfy the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual and Rule 10A-3 under the Securities Exchange Act of 1934. In addition, our board of directors has determined that Mr. Tianruo Pu qualifies as an audit committee financial expert as defined in Item 16A of Form 20-F. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Messrs. Min Lu, Guo Ping Wang and Dazong Wang. Mr. Min Lu is the chairman of our compensation committee. We have determined that Dr. Dazong Wang satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Messrs. Min Lu, Tianruo Pu and Ms. Han Qiu. Mr. Min Lu is the chairperson of our nominating and corporate governance committee. We have determined that Mr. Tianruo Pu satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. At each annual general meeting, one-third of our directors then existing, or if their number is not a multiple of three, then the number nearest to and not exceeding one-third, shall retire from office by rotation, provided that the chairman of the board and/or our chief executive officer shall not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year.

D.	Employees

We had 1,771, 3,292 and 3,752 employees as of December 31, 2014, 2015 and 2016, respectively. The following table sets forth the number of our employees by function as of December 31, 2016:

Functional Area	Number of Employees
Sales and marketing	1,775
Product development	1,379
Content and editorial	403
Management and administrative	195

Total	3,752

Through a combination of short-term performance evaluations and long-term incentive arrangements, we intend to build a competent, loyal and highly motivated workforce. We have not experienced any work stoppages due to labor disputes.

E.	Share Ownership

Class A Ordinary Shares

As of April 7, 2017, we had 115,885,398 Class A ordinary shares outstanding (excluding 276,902 Class A ordinary shares that are reserved for future grants under our share incentive plans). In addition, as of April 7, 2017, we have granted, and have outstanding, options to purchase a total of 2,323,472 Class A ordinary shares and 2,007,856 restricted shares to our employees, directors and consultants. For information regarding the Share Incentive Plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.”

Class B Ordinary Shares

As of April 7, 2017, we had zero Class B ordinary shares outstanding.

Beneficial Ownership of Ordinary Shares

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 7, 2017:

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

Class A Ordinary Shares Beneficially Owned as of April 7, 2017
	Number	%(1)
Directors and Executive Officers:
Min Lu(2)	—	—
Dong Liu(3)	—	—
Han Qiu(4)	—	—
Guo Ping Wang(5)	—	—
Yan Kang(6)	—	—
Julian Jiun-Lang Wang(7)	—	—
Junling Liu(8)	*	*
Tianruo Pu(9)	—	—
Dazong Wang(10)	—	—
All Directors and Executive Officers as a Group	*	*
Principal Shareholders:
Yun Chen Capital Cayman(11)	61,824,328	53.3%
Kayne Anderson Rudnick Investment Management LLC(12)	6,814,390	5.9%

*	Less than one percent of our total outstanding share capital.
(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of our total ordinary shares outstanding, which is 115,885,398 as of April 7, 2017, and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after April 7, 2017.
(2)	The business address of Mr. Lu is 10th Floor, Tower B, CEC Plaza, No. 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.
(3)	The business address of Mr. Liu is Ping An Finance Building, No. 1333 Lujiazui Loop, Pudong District, Shanghai 200120, People’s Republic of China.
(4)	The business address of Ms. Qiu is 8th Floor, Tower B, No. 166 Kaibin Street, Xuhui District, Shanghai 200232, People’s Republic of China.
(5)	The business address of Mr. Wang is Ping An Finance Building, No. 5033 Yinan Street, Futian District, Shenzhen 518033, People’s Republic of China.
(6)	The business address of Mr. Kang is 10th Floor, Tower B, CEC Plaza, No. 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.
(7)	The business address of Mr. Wang is 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.
(8)	Represents Class A ordinary shares in the form of ADSs vested from restricted shares held by Mr. Liu. The business address of Mr. Liu is Floor 3, Building 9, No. 115 Lane 572, Bibo Road, Pudong, Shanghai, 201203, People’s Republic of China.

(9)	The business address of Mr. Pu is 5/F, Shoukai Plaza No.10 Furong Street, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China.
(10)	The business address of Dr. Wang is 502 North Tower, 1 Guanghua Road, Chaoyang District, Beijing, 100020, People’s Republic of China.
(11)	Represents 61,824,328 Class A ordinary shares. The number of Class A ordinary shares beneficially owned as of February 22, 2017 as reported in a Schedule 13D/A filed by Yun Chen Capital Cayman, a Cayman Islands company and a special purpose vehicle and subsidiary of Ping An Insurance (Group) Company of China, Ltd., a company organized under the laws of the People’s Republic of China. Ping An Insurance (Group) Company of China, Ltd.’s business address is Ping An Finance Building, No. 1333 Lujiazui Loop, Pudong District, Shanghai 200120, People’s Republic of China.
(12)	The number of Class A ordinary shares beneficially owned is as of January 31, 2017 as reported in a Schedule 13G/A filed by Kayne Anderson Rudnick Investment Management LLC, or Kayne Anderson, and consists of 6,814,390 Class A ordinary shares represented by American depositary shares. Kayne Anderson is an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E). Kayne Anderson’s business address is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, CA 90067.

To our knowledge, as of April 7, 2017, 54,061,070 Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program (excluding 276,902 Class A ordinary shares that are reserved for future grants under our share incentive plans). No Class B ordinary shares were held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholder

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Agreements with our Variable Interest Entities

PRC laws and regulations currently limit foreign ownership of companies that engage in internet services. We therefore conduct our part of our operations in China primarily through contractual agreements among the following entities:

•	our wholly owned PRC subsidiary, Beijing Cheerbright Technologies Co., Ltd., or Autohome WFOE, and each of the three groups of entities and individuals—(i) Beijing Autohome Information Technology Co., Ltd., or Autohome Information, shareholders of Autohome Information and two subsidiaries of Autohome Information: Chengshi Advertising, and Autohome Advertising, (ii) Shanghai You Che You Jia Advertising Co., Ltd., or Shanghai Advertising, and shareholders of Shanghai Advertising, and (iii) Guangzhou Advertising, and shareholders of Guangzhou Advertising; and

•	our wholly owned PRC subsidiary, Chezhiying WFOE, and each of the group of entities and individuals, Shengtuo Hongyuan, shareholders of Shengtuo Hongyuan and two subsidiaries of Shengtuo Hongyuan: Beijing Autohome Used Car Appraisal Co., Ltd., or Autohome Used Car Appraisal, and Beijing Autohome Used Car Brokerage Co., Ltd., or Autohome Used Car Brokerage.

In September 2016 and in March 2017, the then individual nominee shareholders of Shengtuo Hongyuan, Guangzhou Advertising, Autohome Information and Shanghai Advertising, entered into Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements with Min Lu and Haiyun Lei, pursuant to which the then individual nominee shareholders transferred all of their equity interests in each of the entities to Min Lu and Haiyun Lei. Upon the execution of the above Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements, all contractual agreements, which include the equity interest pledge agreements, equity option agreements and powers of attorney, among the then individual nominee shareholders and our wholly owned subsidiaries have been terminated. In September 2016 and in March 2017, each of Autohome WFOE and Chezhiying WFOE, each of Shengtuo Hongyuan and its two subsidiaries, Guangzhou Advertising, Autohome Information and its two subsidiaries and Shanghai Advertising, and each of Min Lu and Haiyun Lei, as the individual nominee shareholder of VIEs, entered into contractual agreements.

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

Agreements that Provide Effective Control over Autohome Information and Shengtuo Hongyuan

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements between Autohome WFOE and each of the two shareholders of Autohome Information entered into in March 2017, each shareholder of Autohome Information pledges to Autohome WFOE all of his equity interests in Autohome Information to secure the performance of such shareholder’s respective obligations and Autohome Information’s obligations under the loan agreements, equity option agreements, and the exclusive technology consulting and service agreements. See “—Contractual Agreements with our Variable Interest Entities—Agreements that Transfer Economic Benefits of Autohome Information and Shengtuo Hongyuan to Us” and “—Contractual Agreements with our Variable Interest Entities—Agreements that Provide Us the Options to Purchase the Equity Interests in Autohome Information” for a brief description of these obligations. Without Autohome WFOE’s consent, shareholders of Autohome Information shall not create or permit to create any encumbrances on the pledged equity interest in Autohome Information. In the event of default, Autohome WFOE is entitled to request immediate repayment of the outstanding amounts payable under the loan agreements, the equity option agreements and the exclusive technology consulting and service agreements or to dispose of the pledged equity interests at Autohome WFOE’s sole discretion. The equity interest pledge agreements have an indefinite term and will terminate after all the secured obligations under these agreements have been satisfied in full or the pledged equity interests have been transferred to Autohome WFOE or its designee.

Pursuant to the equity interest pledge agreements between Autohome WFOE and Autohome Information entered into in September 2016, Autohome Information pledges to Autohome WFOE all of its equity interests in its two subsidiaries to secure the performance of its obligations under the the equity option agreements and the obligations of the two subsidiaries under the exclusive technology consulting and service agreements. These equity interest pledge agreements contain substantially the same terms as the equity interest pledge agreements between Autohome WFOE and the shareholders of Autohome Information.

In September 2016, Chezhiying WFOE and each of the shareholders of Shengtuo Hongyuan entered into equity interest pledge agreements. The terms of these agreements are substantially the same as the equity interest pledge agreements between Autohome WFOE and each of the two shareholders of Autohome Information described above. In September 2016, Chezhiying WFOE and Shengtuo Hongyuan entered into equity interest pledge agreements. The terms of these agreements are substantially the same as the equity interest pledge agreements between Autohome WFOE and Autohome Information. We have commenced the registration for these equity interest pledge agreements.

Power of Attorney. In September 2016 and in March 2017, Autohome Information and each of the shareholders of Autohome Information have executed an irrevocable power of attorney appointing Autohome WFOE, or any person designated by Autohome WFOE, as their attorney-in-fact to vote on their behalf at the shareholders’ meetings of Autohome Information’s subsidiaries and Autohome Information and to exercise full voting rights as the shareholders of these companies with powers granted under PRC laws and regulations and the articles of association of each of the above companies, including the rights to appoint directors and management personnel.

In September 2016, Shengtuo Hongyuan and each of the shareholders of Shengtuo Hongyuan have executed an irrevocable power of attorney appointing Chezhiying WFOE, or any person designated by Chezhiying WFOE, as their attorney-in-fact to vote on their behalf at the shareholders’ meetings of Shengtuo Hongyuan’s subsidiaries and Shengtuo Hongyuan and to exercise full voting rights as the shareholders of these companies with powers granted under PRC laws and regulations and the articles of association of each of the above companies, including the rights to appoint directors and management personnel.

Agreements that Transfer Economic Benefits of Autohome Information and Shengtuo Hongyuan to Us

Exclusive Technology Consulting and Service Agreements. Pursuant to the exclusive technology consulting and service agreements between Autohome WFOE and each of Autohome Information and its subsidiaries entered into respectively in March 2017 and in September 2016, Autohome WFOE has the exclusive right to provide each of these VIEs comprehensive technology and management consulting services. In addition, Autohome WFOE is obligated to provide financing support to each of these VIEs to ensure the cash flow requirements of the day-to-day operations of these VIEs. Each of these VIEs is obligated to pay to Autohome WFOE service fees, which are calculated based on such VIE’s revenues reduced by its VAT and surcharges, operating expenses and an appropriate amount of retained profit that is determined pursuant to our tax planning strategies and relevant tax laws. Such service fees may be adjusted by Autohome WFOE at Autohome WFOE’s sole discretion. Autohome WFOE owns the intellectual properties arising from the performance of these agreements. These agreements have a 30-year term that can be automatically extended for another 10 years at the option of Autohome WFOE and can only be terminated by the parties’ mutual written consent or by Autohome WFOE’s prior 30-day notice at its sole discretion. During the term of these agreements, these VIEs may not enter into any agreements with third parties for the provision of any technology or management consulting services without prior consent of Autohome WFOE.

In September 2016, Chezhiying WFOE and each of Shengtuo Hongyuan and its subsidiaries entered into exclusive technology consulting and service agreements. The terms of these agreements are substantially the same as the exclusive technology consulting and service agreements between Autohome WFOE and each of Autohome Information and its subsidiaries described above.

Autohome WFOE and Chezhiying WFOE recognized service fees from all the VIEs in the amount of RMB980.5 million in 2014, RMB365.5 million in 2015 and RMB125.8 million (US$18.1 million) in 2016 in consideration for services provided to the VIEs.

Loan Agreements. Pursuant to the loan agreements between Autohome WFOE and each of the two shareholders of Autohome Information entered into in March 2017, Autohome WFOE granted interest-free loans to these two shareholders of Autohome Information. The loans are to be used solely for the purpose of making capital contributions to the registered capital of Autohome Information. The term of the loans is indefinite and must be repaid in the manner specified in the agreements upon written notice from Autohome WFOE at any time in Autohome WFOE’s sole discretion or upon an event of default by the shareholders of Autohome Information.

In September 2016, Chezhiying WFOE and each of the shareholders of Shengtuo Hongyuan entered into loan agreements. The terms of these agreements are substantially the same as the loan agreements between Autohome WFOE and each of the two shareholders of Autohome Information described above.

Agreements that Provide Us the Options to Purchase the Equity Interests in Autohome Information and Shengtuo Hongyuan

Equity Option Agreements. Pursuant to the equity option agreements among Autohome WFOE, Autohome Information and each of the two shareholders of Autohome Information entered into in March 2017, each shareholder of Autohome Information jointly and severally grants to Autohome WFOE an option to purchase all or part of his equity interests in Autohome Information at a price equivalent to the lowest price permitted by PRC law. The purchase price is to be offset against the loan repayments under the loan agreements. If there will be additional payments to be made by Autohome Information to these shareholders required by the PRC law, these shareholders must immediately return the received payments to Autohome WFOE. Autohome WFOE may exercise its option at any time or transfer the rights and obligations under the equity option agreement to any of its designated parties. The equity option agreements have an indefinite term and will terminate at the earlier of (i) the date on which the equity interests in Autohome Information have been transferred to Autohome WFOE or its designated parties, or (ii) the unilateral termination by Autohome WFOE.

Pursuant to the equity option agreements among Autohome WFOE, Autohome Information and each of the two subsidiaries of Autohome Information entered into in September 2016, Autohome Information granted Autohome WFOE or its designated parties an option to purchase all or part of Autohome Information’s equity interests in its subsidiaries at a price equivalent to the lowest price permitted by PRC law. Autohome WFOE may exercise its option at any time. The equity option agreements have an indefinite term and will terminate at the earlier of (i) the date on which all of Autohome Information’s equity interests in its subsidiaries have been transferred to Autohome WFOE or its designated parties, or (ii) the unilateral termination by Autohome WFOE.

In September 2016, Chezhiying WFOE, Shengtuo Hongyuan and each of the shareholders of Shengtuo Hongyuan entered into equity option agreements. The terms of these agreements are substantially the same as the equity option agreements among Autohome WFOE, Autohome Information and each of the two shareholders of Autohome Information described above. In September 2016, Chezhiying WFOE, Shengtuo Hongyuan and each of the two subsidiaries of Shengtuo Hongyuan entered into equity option agreements. The terms of these agreements are substantially the same as the equity option agreements among Autohome WFOE, Autohome Information and each of the two subsidiaries of Autohome Information.

Transactions with Entities Affiliated with Our Shareholders

Since Ping An Group became our controlling shareholder, we and a subsidiary of Ping An Group entered into a sales contract under which we sold vehicles to the latter for a total amount of RMB21.9 million (US$3.2 million). The outstanding receivable was collected in full as of December 31, 2016.

Since Ping An Group became our controlling shareholder, it provided services including rental and property management service and other miscellaneous services to us for a total amount of RMB21.6 million (US$3.1 million).

Investors Rights Agreements

We entered into an investor’s rights agreement with Yun Chen on September 30, 2016. Under this investor’s rights agreement, so long as Yun Chen holds at least 20% of our issued and outstanding shares, i) we shall permit Yun Chen and its respective designated representatives, at their own cost and expense, at reasonable times and upon reasonable prior notice to us, to review our books and records and to discuss our finances and conditions with our officers; and ii) we shall provide to Yun Chen our financial statements stated in the investor’s rights agreement so long as it is deemed by its external auditor that it is necessary to consolidate our financial statements into Yun Chen’s financial statements in accordance with the Chinese accounting standards.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers” for a description of share-based compensation awards we have granted to our directors, officers and other individuals as a group.

See footnote 13 to our financial statements for further information about our related party transactions.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be subject to various claims and legal actions that arise in the ordinary course of our business. There are currently no legal proceedings that, in the opinion of our management, may have a material adverse effect on our business and results of operations.

Dividend Policy

Our board of directors has complete discretion to declare dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

	Trading Price
	High		Low
	US$		US$
Annual High and Low
Fiscal Year 2013 (from December 11, 2013)	US$	37.88	US$	26.51
Fiscal Year 2014	US$	57.93	US$	28.50
Fiscal Year 2015	US$	56.59	US$	28.00
Fiscal Year 2016	US$	33.70	US$	19.32
Quarterly Highs and Lows
First Fiscal Quarter of 2015	US$	47.47	US$	34.50
Second Fiscal Quarter of 2015	US$	56.59	US$	43.27
Third Fiscal Quarter of 2015	US$	50.50	US$	28.00
Fourth Fiscal Quarter of 2015	US$	37.73	US$	29.18
First Fiscal Quarter of 2016	US$	33.70	US$	21.53
Second Fiscal Quarter of 2016	US$	32.15	US$	20.08
Third Fiscal Quarter of 2016	US$	27.20	US$	19.32
Fourth Fiscal Quarter of 2016	US$	28.88	US$	22.07
First Fiscal Quarter of 2017	US$	36.01	US$	25.00
Monthly Highs and Lows
October 2016	US$	28.34	US$	23.40
November 2016	US$	28.88	US$	22.07
December 2016	US$	28.50	US$	24.71
January 2017	US$	31.69	US$	25.00
February 2017	US$	35.29	US$	31.25
March 2017	US$	36.01	US$	31.27
April 2017 (through April 13)	US$	32.61	US$	28.80

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at 2nd Floor Harbour Center 42 North Church Street George Town, Grand Cayman, Cayman Islands. The memorandum of association provides, inter alia, that the liability of the shareholders of our company is limited to the amount, if any, for the time being unpaid on the ordinary shares. The objects for which our company is established are unrestricted (including acting as an investment company), and we shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of corporate benefit, as provided in section 27(2) of the Companies Law and in view of the fact that we are an exempted Company, we will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of our business carried on outside the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Duties of Directors” and “— Terms of Directors and Officers.”

Ordinary Shares

General

Our authorized share capital consists of (i) 99,931,211,060 Class A ordinary shares with a par value of US$0.01 each and (ii) 68,788,940 Class B ordinary shares with a par value of US$0.01 each. As of April 7, 2017, we had 115,885,398 Class A ordinary shares (excluding 276,902 Class A ordinary shares that are reserved for future grants under our share incentive plans) and no Class B ordinary shares issued and outstanding.

All of our outstanding ordinary shares, which consist of Class A ordinary shares, are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

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

Conversion

Subject to the provisions of our fourth amended and restated memorandum and articles of association and in compliance with all fiscal and other laws and regulations applicable thereto, a holder of Class B ordinary shares shall have the right to convert all or any of its Class B ordinary shares into Class A ordinary shares on a one-for-one basis. Upon the transfer of any Class B ordinary shares by the Telstra Shareholder to any person that is not an affiliate of the Telstra Shareholder, such Class B ordinary shares will be converted into an equal number of Class A ordinary shares. When the total number of Class A and Class B ordinary shares held by the Telstra Shareholder represents less than 39.3% of all of our total issued and outstanding shares, all Class B ordinary shares will be automatically converted into the same number of Class A ordinary shares. In addition, if immediately following the transfer of any ordinary shares held by the Telstra Shareholder to any party that is not an affiliate of the Telstra Shareholder, the Telstra Shareholder holds less than 51% of our total number of outstanding shares, all Class B ordinary shares will be automatically converted into the same number of Class A ordinary shares. Furthermore, upon a change of control event involving the Telstra Shareholder, all Class B ordinary shares shall be automatically converted into the same number of Class A ordinary shares. As a result of the sale by Telstra to Yun Chen in June 2016, all of our then outstanding Class B ordinary shares were converted into Class A ordinary shares.

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

Voting Rights

Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting every holder of Class A ordinary shares who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote on a show of hands, and on a poll every shareholder holding Class A ordinary shares present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each fully paid Class A ordinary share of which such shareholder is the holder. As a result of the sale by Telstra to Yun Chen in June 2016, all of our then outstanding Class B ordinary shares were converted into Class A ordinary shares.

A quorum required for a meeting of shareholders consists of two shareholders entitled to vote and present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative holding at least one third of the voting rights represented by the issued and outstanding ordinary shares throughout the meeting. We may, but are not obligated to, hold a general meeting in each year as our annual general meeting. The annual general meeting shall be held at such time and place as may be determined by the directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. A majority of our board of directors or our chairman may call extraordinary general meetings. Advance notice of at least ten clear days is required for the convening of our annual general meeting and other shareholders’ meetings. The agenda of any extraordinary general meeting will be set by a majority of the directors then in office.

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

Pursuant to the investor’s rights agreement we have with the Yun Chen and other shareholders, Yun Chen has the right to access our books and records so long as it holds in aggregate at least 20% of our issued and outstanding share capital.

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

Pursuant to Section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or Class A ordinary shares by U.S. Holders (as defined below) that will hold ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations (proposed, temporary and final) promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant, which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those discussed below. In addition, this discussion does not address United States federal estate, gift, Medicare, and alternative minimum tax considerations, or any non-United States, state, or local tax considerations. Each U.S. Holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or Class A ordinary shares.

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

Assuming we are the owner of our VIEs for U.S. federal income tax purposes, we believe that we primarily operate as an active provider of online automotive advertising solutions in China. Based on our current income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2016 and do not anticipate becoming a PFIC in future taxable years. While we do not believe that we were a PFIC for the taxable year ended December 31, 2016 and do not anticipate becoming a PFIC for the current taxable year or the foreseeable future, no assurance can be given in this regard. Because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis, the determination of whether we will be or become a PFIC will depend, in part, upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ADSs from time to time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current taxable year or foreseeable future.

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

We previously filed with the SEC registration statements on Form F-1 under the Securities Act with respect to our initial public offering and our follow-on offering of our Class A ordinary shares represented by ADSs.

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

In accordance with NYSE Rule 203.01, we will post this annual report on our website http://ir.autohome.com.cn. In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, and adjustable-rate short-term investments. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income and interest expense may fluctuate due to changes in market interest rates. Based on our interest earning instruments during the year ended December 31, 2016, a 10% change in the interest rates would result in an increase or decrease of RMB8.8 million (US$1.3 million) of our total amount of interest income for 2016.

Foreign Exchange Risk

We earn substantially all of our revenues and incur most of our expenses in RMB, and substantially all of our sales contracts are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars. Based on the amount of our cash and cash equivalents, restricted cash and short-term investments as of December 31, 2016, a 1.0% change in the exchange rate between the Renminbi and the U.S. dollar would result in an increase or decrease of approximately US$1.4 million to our cash and cash equivalents, restricted cash and short-term investments.

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

Fees and Other Payments Made by the Depositary to Us

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither we nor the depositary can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. In 2016, we have received from the depositary a reimbursement of approximately US$0.3 million.

PART II.

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

In 2015 and 2016, we used approximately US$28 million of the net proceeds from the Offerings for payment of establishment of new subsidiaries, investment in joint venture, professional fees, insurance fees, compensation to directors and general corporate purposes.

We intend to use the remainder of the proceeds from the Offerings for general corporate purposes, including funding potential investments and acquisitions of complementary businesses, assets and technologies.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2016, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2016 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, any evaluation of effectiveness as to future periods is subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page F-2 of this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Tianruo Pu is our audit committee financial expert, who is an independent director under the standards set forth in Section 303A of the New York Stock Exchange Listed Company Manual and Rule 10A-3 of the Exchange Act. Mr. Pu is the chairman of our audit committee.

ITEM 16B CODE OF ETHICS

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

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP and PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods other than those indicated below.

	For the Year Ended December 31,
	2015	2016
	(in RMB thousands)
Audit fees(1)	7,853	10,251
Tax fees(2)	—	1,087

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, the audit of our internal control over financial reporting and the review of our comparative interim financial information.
(2)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

The policy of our audit committee is to preapprove all audit and nonaudit services provided by Ernst & Young Hua Ming LLP and PricewaterhouseCoopers Zhong Tian LLP, including audit services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees and tax fees for the year ended December 31, 2016.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 11, 2016, we dismissed Ernst & Young Hua Ming LLP, or EY, as our independent registered public accounting firm, and engaged PricewaterhouseCoopers Zhong Tian LLP as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the three fiscal years ended December 31, 2016, each effective immediately.

EY’s audit reports on our company’s consolidated financial statements as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. EY, did not audit our financial statements as of any date or for any period subsequent to December 31, 2015. EY’s audit report on the effectiveness of our internal control over financial reporting as of December 31, 2015 did not contain an adverse opinion, nor were they qualified or modified.

The change of our independent registered public accounting firm was approved by our independent audit committee. The decision was not made due to any disagreements with EY.

During each of the three years in the period ended December 31, 2015 and the subsequent interim period through November 11, 2016, there were no disagreements between us and EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, any of which, if not resolved to EY’s satisfaction, would have caused EY to make references thereto in their reports. In addition, there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

We provided EY with a copy of the foregoing disclosure, and requested that EY furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. We have received the requested letter from EY, a copy of which is filed as Exhibit 16.1 to this Form 20-F.

During each of the years ended December 31, 2015, 2014 and 2013 and the subsequent interim period through November 11, 2016, neither we nor anyone on behalf of us has consulted with PricewaterhouseCoopers Zhong Tian LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that PricewaterhouseCoopers Zhong Tian LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

ITEM 16G CORPORATE GOVERNANCE

We have followed and intend to follow the applicable NYSE corporate governance listing standards.

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Autohome Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, adopted on November 27, 2013 (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

2.3	Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts dated as of December 10, 2013 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-196006), filed with the Securities and Exchange Commission on May 16, 2014)

Exhibit Number	Description of Document

4.1	2011 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.2	2013 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.3	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.4	English translation of Form of Employment Agreement between Autohome WFOE and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.5*	English translation of the Executed Form of the Equity Interest Purchase Agreement among Xiang Li, Zheng Fan, Zhi Qin as sellers and Min Lu, Haiyun Lei as buyers and Autohome Information as the target company dated March 25, 2017

4.6*	English translation of the Executed Form of the Equity Interest Purchase Agreement among Xiang Li, Zheng Fan, Zhi Qin as sellers and Min Lu, Haiyun Lei as buyers and Shanghai Advertising as target company dated March 25, 2017

4.7*	English translation of the Executed Form of the Equity Interest Purchase Agreement among Xiang Li, Zheng Fan, Zhi Qin as sellers and Min Lu, Haiyun Lei as buyers and Guangzhou Advertising as target company dated September 30, 2016

4.8*	English translation of the Executed Form of the Equity Interest Purchase Agreement among Zheng Fan, Zhi Qin as sellers and Min Lu, Haiyun Lei as buyers and Shengtuo Hongyuan as the target company dated September 30, 2016

4.9*	English translation of the Executed Form of the Debt Transfer and Offset Agreement among Autohome WFOE as creditor, Xiang Li, Zheng Fan, Zhi Qin as transferors, and Min Lu, Haiyun Lei as transferees dated March 25, 2017

4.10*	English translation of the Executed Form of the Debt Transfer and Offset Agreement among Autohome WFOE as creditor, Xiang Li, Zheng Fan, Zhi Qin as transferors, and Min Lu, Haiyun Lei as transferees dated March 25, 2017

4.11*	English translation of the Executed Form of the Debt Transfer and Offset Agreement among Autohome WFOE as creditor, Xiang Li, Zheng Fan, Zhi Qin as transferors, and Min Lu, Haiyun Lei as transferees dated September 30, 2016

4.12*	English translation of the Executed Form of the Debt Transfer and Offset Agreement among Chezhiying WFOE as creditor, Zheng Fan, Zhi Qin as transferors, and Min Lu, Haiyun Lei as transferees dated September 30, 2016

4.13*	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Autohome Information dated March 25, 2017

Exhibit Number	Description of Document

4.14*	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Shanghai Advertising dated March 25, 2017

4.15*	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Guangzhou Advertising dated Sepetmber 30, 2016

4.16*	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Chezhiying WFOE and Shengtuo Hongyuan dated Sepetmber 30, 2016

4.17*	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Autohome Advertising dated Sepetmber 30, 2016

4.18*	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Chengshi Advertising dated Sepetmber 30, 2016

4.19*	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Chezhiying WFOE and Autohome Used Car Appraisal dated Sepetmber 30, 2016

4.20*	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Chezhiying WFOE and Autohome Used Car Brokerage dated Sepetmber 30, 2016

4.21*	English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Min Lu dated March 25, 2017

4.22*	English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Haiyun Lei dated March 25, 2017

4.23*	English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Min Lu dated March 25, 2017

4.24*	English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Haiyun Lei dated March 25, 2017

4.25*	English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Min Lu dated Sepetmber 30, 2016

4.26*	English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Haiyun Lei dated September 30, 2016

4.27*	English translation of the Executed Form of the Loan Agreement between Chezhiying WFOE and Min Lu dated Sepetmber 30, 2016

4.28*	English translation of the Executed Form of the Loan Agreement between Chezhiying WFOE and Haiyun Lei dated Sepetmber 30, 2016

4.29*	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Min Lu dated March 25, 2017

4.30*	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Haiyun Lei dated March 25, 2017

4.31*	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Shanghai Advertising and Min Lu dated March 25, 2017

4.32*	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Shanghai Advertising and Haiyun Lei dated March 25, 2017

Exhibit Number	Description of Document

4.33*	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Guangzhou Advertising and Min Lu dated September 30, 2016

4.34*	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Guangzhou Advertising and Haiyun Lei dated September 30, 2016

4.35*	English translation of the Executed Form of the Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Min Lu dated September 30, 2016

4.36*	English translation of the Executed Form of the Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Haiyun Lei dated September 30, 2016

4.37*	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Autohome Advertising dated September 30, 2016

4.38*	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Chengshi Advertising dated September 30, 2016

4.39*	English translation of the Executed Form of the Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Autohome Used Car Appraisal dated September 30, 2016

4.40*	English translation of the Executed Form of the Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Autohome Used Car Brokerage dated September 30, 2016

4.41*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Min Lu dated March 25, 2017

4.42*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Haiyun Lei dated March 25, 2017

4.43*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Min Lu dated March 25, 2017

4.44*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Haiyun Lei dated March 25, 2017

4.45*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Min Lu dated September 30, 2016

4.46*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Haiyun Lei dated September 30, 2016

4.47*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Min Lu dated September 30, 2016

4.48*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Haiyun Lei dated September 30, 2016

4.49*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Autohome Information dated September 30, 2016

4.50*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Autohome Information dated September 30, 2016

4.51*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Shengtuo Hongyuan dated September 30, 2016

Exhibit Number	Description of Document

4.52*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Shengtuo Hongyuan dated September 30, 2016

4.53*	English translation of the Executed Form of the Power of Attorney by Min Lu dated March 25, 2017

4.54*	English translation of the Executed Form of the Power of Attorney by Haiyun Lei dated March 25, 2017

4.55*	English translation of the Executed Form of the Power of Attorney by Min Lu dated March 25, 2017

4.56*	English translation of the Executed Form of the Power of Attorney by Haiyun Lei dated March 25, 2017

4.57*	English translation of the Executed Form of the Power of Attorney by Min Lu dated September 30, 2016

4.58*	English translation of the Executed Form of the Power of Attorney by Haiyun Lei dated September 30, 2016

4.59*	English translation of the Executed Form of the Power of Attorney by Min Lu dated September 30, 2016

4.60*	English translation of the Executed Form of the Power of Attorney by Haiyun Lei dated September 30, 2016

4.61*	English translation of the Executed Form of the Power of Attorney by Autohome Information dated September 30, 2016

4.62*	English translation of the Executed Form of the Power of Attorney by Autohome Information dated September 30, 2016

4.63*	English translation of the Executed Form of the Power of Attorney by Shengtuo Hongyuan dated September 30, 2016

4.64*	English translation of the Executed Form of the Power of Attorney by Shengtuo Hongyuan dated September 30, 2016

4.65*	Amended and Restated 2016 Share Incentive Plan of the Registrant, as amended on April 20, 2017

4.66*	2016 Share Incentive Plan II (as amended by Amendment No.1 to the 2016 Share Incentive Plan II) of the Registrant

4.67*	Investor’s Rights Agreement by and among the Registrant and Yun Chen Capital Cayman dated September 30, 2016

8.1*	List of Principal Subsidiaries and VIEs

11.1	Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the Form 20-F (File No. 001-36222), filed with the Securities and Exchange Commission on March 31, 2014)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, independent registered public accounting firm

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent registered public accounting firm

15.3*	Consent of Commerce & Finance Law Offices

16.1*	Letter from Ernst & Young Hua Ming LLP to the Securities and Exchange Commission

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUTOHOME INC.

By:	/s/ Min Lu
	Name:	Min Lu
	Title:	Chairman of the Board and Chief Executive Officer

Date: April 25, 2017

AUTOHOME INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Autohome Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Autohome Inc. and its subsidiaries at December 31, 2016, and the results of their operations and their cash flows for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 25, 2017

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

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

March 17, 2016

AUTOHOME INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Note	2015	2016
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		2,152,647	3,293,911	474,422
Restricted cash	3	61,091	9,319	1,342
Short-term investments	3	1,955,315	2,430,091	350,006
Accounts receivable (net of allowance for doubtful accounts of RMB2,315 and RMB512 (US$74) as of December 31, 2015 and 2016, respectively)	4	1,075,456	1,205,924	173,689
Inventories, net	5	111,667	95,617	13,772
Amounts due from related parties, current	13	1,645	20,451	2,946
Prepaid expenses and other current assets	6	338,677	377,219	54,331
Deferred tax assets, current	7	45,977	99,228	14,292

Total current assets		5,742,475	7,531,760	1,084,800
Non-current assets:
Property and equipment, net	8	103,554	134,574	19,383
Intangible assets, net	9	34,155	29,667	4,273
Goodwill	11	1,504,278	1,504,278	216,661
Long-term investments	10	124,102	134,466	19,367
Amounts due from related parties, non-current	13	—	809	117
Deferred tax assets, non-current	7	—	22,435	3,231
Other non-current assets		21,512	34,037	4,902

Total non-current assets		1,787,601	1,860,266	267,934

Total assets		7,530,076	9,392,026	1,352,734

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other payables	12	833,473	1,151,547	165,859
Advance from customers		27,214	75,882	10,929
Deferred revenue		872,487	1,012,143	145,779
Notes payable		174,943	31,063	4,474
Income tax payable		224,973	256,775	36,983
Amounts due to related parties	13	23,444	16,630	2,395

Total current liabilities (including current liabilities of consolidated VIEs without recourse to Autohome WFOE and Chezhiying WFOE of RMB137,933 and RMB291,685 (US$42,011) as of December 31, 2015 and 2016, respectively)		2,156,534	2,544,040	366,419

Non-current liabilities:
Other liabilities	7	32,596	34,977	5,038
Deferred tax liabilities	7	489,910	461,796	66,512

Total non-current liabilities (including non-current liabilities of consolidated VIEs without recourse to Autohome WFOE and Chezhiying WFOE of RMB28,445 and RMB28,531 (US$4,109) as of December 31, 2015 and 2016, respectively)		522,506	496,773	71,550

Total liabilities (including total liabilities of consolidated VIEs without recourse to Autohome WFOE and Chezhiying WFOE of RMB166,378 and RMB320,216 (US$46,120) as of December 31, 2015 and 2016, respectively)		2,679,040	3,040,813	437,969

Commitments and contingencies	14

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Note	2015	2016
		RMB	RMB	US$
Shareholders’ equity:
Class A ordinary shares (par value of US$0.01 per share; 99,931,211,060 shares authorized; 51,230,242 and 115,297,224 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	16	3,452	7,784	1,121
Class B ordinary shares (par value of US$0.01 per share; 68,788,940 shares authorized; 61,824,328 and nil shares issued and outstanding as of December 31, 2015 and 2016, respectively)	16	4,183	—	—
Additional paid-in capital		2,787,103	3,006,152	432,976
Accumulated other comprehensive income		62,753	125,009	18,005
Retained earnings		1,993,545	3,221,459	463,987

Total Autohome Inc. shareholders’ equity		4,851,036	6,360,404	916,089

Noncontrolling interests		—	(9,191)	(1,324)

Total equity		4,851,036	6,351,213	914,765

Total liabilities and equity		7,530,076	9,392,026	1,352,734

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Note	2014	2015	2016
		RMB	RMB	RMB	US$
Net revenues:
Media services		1,287,437	1,878,397	2,347,626	338,128
Leads generation services		839,778	1,403,892	1,916,445	276,026
Online marketplace		5,734	181,686	1,697,550	244,498

Total net revenues		2,132,949	3,463,975	5,961,621	858,652
Cost of revenues	15	(381,498)	(669,121)	(2,393,165)	(344,687)

Gross profit		1,751,451	2,794,854	3,568,456	513,965
Operating expenses:
Sales and marketing expenses		(559,070)	(1,127,484)	(1,536,939)	(221,365)
General and administrative expenses		(129,751)	(193,655)	(306,794)	(44,188)
Product development expenses		(158,395)	(273,908)	(571,354)	(82,292)

Operating profit		904,235	1,199,807	1,153,369	166,120
Interest income		34,682	63,218	88,168	12,699
Earnings/(loss) from equity method investments		—	102	(6,638)	(956)
Other income, net		2,544	13,064	13,953	2,010

Income before income taxes		941,461	1,276,191	1,248,852	179,873
Income tax expense	7	(192,781)	(285,542)	(32,629)	(4,700)

Net income		748,680	990,649	1,216,223	175,173

Net loss attributable to noncontrolling interests		—	—	11,691	1,684
Net income attributable to Autohome Inc.		748,680	990,649	1,227,914	176,857
Earnings per share for ordinary shares:
Basic	18	7.01	8.83	10.75	1.55
Diluted	18	6.64	8.57	10.58	1.52
Weighted average number of shares used to compute earnings per share attributable to Class A and Class B common stockholders:
Basic	18	106,735,303	112,227,405	114,237,600	114,237,600
Diluted	18	112,831,585	115,646,826	116,036,327	116,036,327
Net income		748,680	990,649	1,216,223	175,173
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments		3,946	56,821	62,256	8,967

Comprehensive income		752,626	1,047,470	1,278,479	184,140

Comprehensive loss attributable to noncontrolling interests		—	—	11,691	1,684

Comprehensive income attributable to Autohome Inc.		752,626	1,047,470	1,290,170	185,824

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	2014	2015	2016
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	748,680	990,649	1,216,223	175,173
Adjustments to reconcile net income to net cash from operating activities:
Depreciation of property and equipment	35,084	51,337	65,246	9,397
Amortization of intangible assets	6,053	5,247	4,558	656
Loss on disposal of property and equipment	163	570	227	33
Provision for doubtful accounts	42	2,179	2,303	332
(Earnings)/loss from equity method investments	—	(102)	6,638	956
Fair value change of short-term investments	—	—	(5,883)	(847)
Write-down of inventories and prepayment for vehicle purchase cost	—	—	50,190	7,229
Share-based compensation	56,666	107,945	195,393	28,142
Deferred income taxes	5,334	(6,475)	(103,800)	(14,950)
Changes in operating assets and liabilities:
Accounts receivable	(271,025)	(340,940)	(132,771)	(19,123)
Amounts due from related parties, current	—	(1,645)	(18,806)	(2,709)
Prepaid expenses and other current assets	(60,528)	(264,391)	(77,587)	(11,175)
Inventories	—	(111,667)	4,418	636
Restricted cash	—	(61,091)	51,772	7,457
Amounts due from related parties, non-current	—	—	(809)	(116)
Other non-current assets	(12,936)	(1,965)	(12,090)	(1,741)
Accrued expenses and other payables	201,421	316,714	308,861	44,484
Advance from customers	40,190	(15,316)	48,668	7,010
Notes payable	—	174,943	(143,880)	(20,723)
Deferred revenue	225,557	433,690	139,656	20,115
Income tax payable	54,559	150,210	31,802	4,580
Amounts due to related parties	(534)	23,411	(6,814)	(981)
Other liabilities	(4,983)	8,538	2,381	343

Net cash generated from operating activities	1,023,743	1,461,841	1,625,896	234,178

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(42,718)	(89,161)	(88,837)	(12,796)
Proceeds from disposal of property and equipment	1,084	595	539	78
Acquisition of intangible assets	(108)	—	—	—
Purchase of long-term investments	—	(124,000)	(17,000)	(2,449)
Purchase of short-term investments	(2,155,360)	(3,715,074)	(4,212,594)	(606,740)
Maturity of short-term investments	437,585	3,519,983	3,802,986	547,744

Net cash used in investing activities	(1,759,517)	(407,657)	(514,906)	(74,163)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in restricted cash	245,000	—	—	—
Repayment of short-term debt	(2,358)	—	—	—
Net proceeds from the initial public offering (“IPO”) and follow-on offering of ADSs	603,980	—	—	—
Payments of offering cost for IPO	(11,998)	—	—	—
Payments for repurchase of common stock	(227,015)	—	—	—
Proceeds from exercise of share options	39,787	30,200	25,420	3,661
Capital injection from noncontrolling interests shareholder	—	—	2,500	360

Net cash generated from financing activities	647,396	30,200	27,920	4,021

Effect of exchange rate changes on cash and cash equivalents	4,181	13,847	2,354	340

Net (decrease)/increase in cash and cash equivalents	(84,197)	1,098,231	1,141,264	164,376
Cash and cash equivalents at beginning of year	1,138,613	1,054,416	2,152,647	310,046

Cash and cash equivalents at end of year	1,054,416	2,152,647	3,293,911	474,422

Supplemental disclosures of cash flow information:
Income taxes paid	137,826	133,265	102,443	14,755
Purchase of fixed assets included in accrued expenses and other payables	10,598	2,612	12,200	1,757

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Retained	Noncontrolling	Total
	Shares	Amount	capital	income	Earnings	interests	Equity
	Number	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2014	105,136,436	7,149	1,949,013	1,986	254,216	—	2,212,364
Net income	—	—	—	—	748,680	—	748,680
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	3,946	—	—	3,946
Issuance of Class A ordinary shares upon completion of the IPO, net of offering costs (Note 16)	2,424,801	149	603,831	—	—	—	603,980
Exercise and vesting of share-based awards	3,040,926	186	39,601	—	—	—	39,787
Share-based compensation	—	—	56,666	—	—	—	56,666

Balance as of December 31, 2014	110,602,163	7,484	2,649,111	5,932	1,002,896	—	3,665,423
Net income	—	—	—		990,649	—	990,649
Other comprehensive income:						—
Foreign currency translation adjustments	—	—	—	56,821	—	—	56,821
Exercise and vesting of share-based awards	2,452,407	151	30,047	—	—	—	30,198
Share-based compensation	—	—	107,945	—	—	—	107,945

Balance as of December 31, 2015	113,054,570	7,635	2,787,103	62,753	1,993,545	—	4,851,036
Net income / (loss)	—	—	—		1,227,914	(11,691)	1,216,223
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	62,256	—	—	62,256
Capital injection from noncontrolling interests shareholder	—	—	—	—	—	2,500	2,500
Exercise and vesting of share-based awards	2,242,654	149	23,656	—	—	—	23,805
Share-based compensation	—	—	195,393	—	—	—	195,393

Balance as of December 31, 2016	115,297,224	7,784	3,006,152	125,009	3,221,459	(9,191)	6,351,213

Balance as of December 31, 2016, in US$		1,121	432,976	18,005	463,987	(1,324)	914,765

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1.	ORGANIZATION

Autohome Inc., formerly known as Sequel Limited (the “Company”), was incorporated under the laws of the Cayman Islands on June 23, 2008. Upon incorporation, the Company was 100% owned by Telstra Holdings Pty Ltd. (“Telstra”). On June 27, 2008 (the “Acquisition date”), the Company acquired Cheerbright International Holdings Limited (“Cheerbright”), China Topside Co., Ltd. (“China Topside”), and Norstar Advertising Media Holdings Co., Ltd. (“Norstar”), and their respective wholly foreign-owned enterprises and variable interest entities (“VIEs”). Subsequent to the acquisition, the Company was owned 55% by Telstra, and 45% by the selling shareholders of Cheerbright, China Topside and Norstar. In May 2012, Telstra acquired additional ordinary shares of the Company from other shareholders. In June 2016, Telstra completed the sale of approximately 47.4% of the total issued shares in the Company to Ping An Insurance (Group) Company of China Ltd. (“Ping An”). After the consummation of the sale, Ping An became the Company’s controlling shareholder.

The Company successfully completed its IPO and listing of 8,993,000 American Depositary Shares (“ADSs”) on the New York Stock Exchange in December, 2013, and raised net proceeds of US$142,590 from the offering. Each ADS represents one ordinary share. Upon the completion of IPO in December, 2013, the Company’s dual-class ordinary share structure came into effect (Note 16). Upon the completion of follow-on offering in November 2014, 2,424,801 ADSs were issued by the Company and 6,964,612 Class B ordinary shares were converted into Class A ordinary shares. The net proceeds from the follow-on offering amounted to US$97,344 net of issuance cost. Upon the transfer of 47.4% share ownership by Telstra to Ping An in June 2016, all the Class B ordinary shares were converted into Class A ordinary shares. As of December 31, 2016, the Company had ordinary shares outstanding, all comprised of 115,297,224 Class A ordinary shares. Ping An became the Company’s controlling shareholder holding 47.2% of the total equity interest and voting rights, respectively in the Company as of December 31, 2016.

The Company, through its subsidiaries and VIEs (as disclosed in the table below), is engaged in the provision of media services, leads generation services and online marketplace in the People’s Republic of China (the “PRC”).

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

As of December 31, 2016, the Company’s principal subsidiaries and VIEs where Autohome WFOE and Chezhiying WFOE are the primary beneficiaries include the following entities:

Entity	Date of incorporation or acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities
Subsidiaries

Cheerbright International Holdings, Limited (“Cheerbright”)	June 13, 2006	British Virgin Islands	100%	Investment holding

Autohome E-commerce Inc.	February 6, 2015	Cayman Islands	100%	Investment holding

Autohome Link Inc.	January 29, 2015	Cayman Islands	100%	Investment holding

Autohome Financing Limited	March 23, 2015	Cayman Islands	100%	Investment holding

Autohome (Hong Kong) Limited (“Autohome HK”)	March 16, 2012	Hong Kong	100%	Provision of online advertising services

Autohome Media Limited (“Autohome Media”, formerly known as Prbrownies Marketing Limited)	October 18, 2013	Hong Kong	100%	Provision of online advertising services

Autohome E-commerce Hong Kong Limited	February 18, 2015	Hong Kong	100%	Provision of information technology services

Autohome Link Hong Kong Limited	February 16, 2015	Hong Kong	100%	Provision of information technology services

Autohome Financing Hong Kong Limited	April 15, 2015	Hong Kong	100%	Provision of financial services

Beijing Cheerbright Technologies Co., Ltd. (“Autohome WFOE”)	September 1, 2006	PRC	100%	Provision of technical and consulting services

Autohome Shanghai Advertising Co., Ltd.	September 29, 2013	PRC	100%	Provision of online advertising services

Beijing Prbrownies Software Co., Ltd. (formerly known as “Beijing Autohome Software Co., Ltd.”)	November 12, 2013	PRC	100%	Provision of information technology services

Beijing Autohome Technologies Co., Ltd.	November 12, 2013	PRC	100%	Provision of information technology services

Beijing Autohome Advertising Co., Ltd.	November 13, 2013	PRC	100%	Provision of online advertising services

Guangzhou Autohome Advertising Co., Ltd.	November 25, 2013	PRC	100%	Provision of online advertising services

Tianjin Autohome Technologies Co., Ltd.	October 20, 2014	PRC	100%	Provision of information technology services

Autohome (Tianjin) Automobile Sales Co., Ltd.	October 20, 2014	PRC	100%	Provision of automobile and component parts sales service

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

Entity	Date of incorporation or acquisition	Place of incorporation	Percentage of direct ownership by the Company	Principal activities

Beijing Chezhiying Technology Co., Ltd.(“Chezhiying WFOE”)	May 26, 2015	PRC	100%	Provision of information technology services

Beijing Chezhiying Software Co., Ltd.(“Chezhiying Software”)	December 9, 2015	PRC	100%	Provision of information technology services

Beijing Kemoshijie Technology Co., Ltd.	September 11, 2015	PRC	100%	Provision of information technology services

Shanghai Baiche Julian Information Technology Co., Ltd.	December 29, 2014	PRC	100%	Provision of information technology services

Beijing Haochezhijia E-commerce Co., Ltd.	April 25, 2016	PRC	75%	Provision of automobile and component parts sales service

Huai’an Prbrownies Software Co., Ltd.	September 13, 2016	PRC	100%	Provision of information technology services

Chengdu Prbrownies Software Co., Ltd.	September 30, 2016	PRC	100%	Provision of information technology services

VIEs

Beijing Autohome Information Technology Co., Ltd. (“Autohome Information”)	August 28, 2006	PRC	—	Provision of online advertising and dealer subscription services

Beijing Shengtuo Autohome Advertising Co., Ltd.	September 21, 2010	PRC	—	Provision of online advertising services

Beijing Shengtuo Hongyuan Information Technology Co., Ltd. (“Shengtuo Hongyuan”)	November 8, 2010	PRC	—	Provision of online advertising and dealer subscription services

Beijing Shengtuo Chengshi Advertising Co., Ltd.	November 12, 2010	PRC	—	Provision of online advertising services

Shanghai You Che You Jia Advertising Co., Ltd. (“Shanghai Advertising”)	December 31, 2011	PRC	—	Provision of online advertising services

Guangzhou You Che You Jia Advertising Co., Ltd. (“Guangzhou Advertising”)	May 8, 2012	PRC	—	Provision of online advertising services

Beijing Autohome Used Car Appraisal Co., Ltd.	January 30, 2015	PRC	—	Provision of used car sales and evaluating service

Beijing Autohome Used Car Brokerage Co., Ltd.	June 10, 2015	PRC	—	Provision of used car brokerage service

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”. The Group provides media services, leads generation services and online marketplace through its websites and mobile applications. These services are offered to automakers and dealers, and advertising agencies that represent automakers and dealers in the automobile industry. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries and VIEs in the PRC.

PRC laws and regulations prohibit or restrict foreign ownership of internet content and online advertising businesses. To comply with these foreign ownership restrictions, the Company and its subsidiaries operate websites and provide online advertising services in the PRC through VIEs. The paid-in capital of the VIEs was funded by the Company’s PRC subsidiaries, Autohome WFOE and Chezhiying WFOE, through loans extended to the VIEs’ shareholders (“Nominee Shareholders”). The effective control of the VIEs is held by WFOEs, through a series of contractual agreements (the “Contractual Agreements”). As a result of the Contractual Agreements, the WFOEs maintain the ability to control the VIEs, are entitled to substantially all of the economic benefits from the VIEs and are obligated to absorb all of the VIE’s expected losses.

In September 2016 and March 2017, the then individual nominee shareholders of Shengtuo Hongyuan, Guangzhou Advertising, Autohome Information and Shanghai Advertising, entered into Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements with Min Lu and Haiyun Lei, pursuant to which the then individual nominee shareholders transferred all of their equity interest in each of the entities to Min Lu and Haiyun Lei. In September 2016 and in March 2017, each of Autohome WFOE and Chezhiying WFOE, and each of Shengtuo Hongyuan and its two subsidiaries, Guangzhou Advertising, Autohome Information and its two subsidiaries and Shanghai Advertising, and each of Min Lu and Haiyun Lei, as the individual nominee shareholder of VIEs, entered into contractual agreements.

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

The following is a summary of the Contractual Agreements:

Exclusive technical consulting and service agreements

Pursuant to the exclusive technical consulting and service agreements that have been entered into by the WFOEs and the VIEs, the VIEs have engaged the WFOEs as their exclusive provider of technical support and management consulting services. The VIEs shall pay to the WFOEs service fees calculated based on such VIE’s revenues reduced by its value-added taxes and surcharges, operating expenses and an appropriate amount of retained profit that is determined pursuant to our tax planning strategies and relevant tax laws. The service fees can be adjusted by the WFOEs unilaterally. The WFOEs shall exclusively own any intellectual property arising from the performance of this agreement. This agreement has a 30 year term that can be automatically extended for another 10 years at the option of the WFOEs. The agreement can only be terminated mutually by the parties in writing. During the term of the agreement, the VIEs may not enter into any agreement with third parties for the provision of any technical or management consulting services without prior consent of the WFOEs.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

Loan agreement

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

Exclusive equity option agreements

Pursuant to the exclusive equity option agreements entered into among the Nominee Shareholders of the VIEs, VIEs and the WFOEs, the Nominee Shareholders jointly and severally granted to the WFOEs an option to purchase their equity interests in the VIEs. The purchase price will be offset against the loan repayments under the loan agreements. If the transfer price of the equity interest is greater than the loan amount, the Nominee Shareholders are required to immediately return the received transfer price in excess of the loan amount to the WFOEs or any person designated by the WFOEs. The WFOEs may exercise such option at any time until it has acquired all equity interests of the VIEs or freely transfer the option to any third party and such third party may assume the right and obligations of the option agreement. The exclusive equity option agreements have an indefinite term and will terminate at the earlier of i) the date on which all of the equity interests have been transferred to the WFOEs or any person designated by the WFOEs; or ii) the unilateral termination by the WFOEs.

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

Power of attorney agreements

Pursuant to the power of attorney agreements, Shareholders of the VIEs have given the WFOEs an irrevocable proxy to act on their behalf on all matters pertaining to the VIEs and to exercise all of their rights as shareholders of the VIEs, including the right to attend shareholders‘ meetings, to exercise voting rights and to transfer all or a part of his equity interests in the VIEs.

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

The Group conducts its operations in China through Contractual Agreements entered into between the WFOEs and VIEs. In 2014, the Group began gradually migrating the advertising service business from the VIEs to the subsidiaries of Autohome Media, a transition that was completed to a substantial extent. If the Company or any of its current or future VIEs or subsidiaries are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including levying fines, confiscating the income of Autohome WFOE, Chezhiying WFOE and VIEs, revoking their business licenses or operating licenses, shutting down the Group’s servers or blocking the Group’s websites, discontinuing or placing restrictions or onerous conditions on the Group’s operations, requiring the Group to undergo a costly and disruptive restructuring, restricting the Group’s rights to use the proceeds from this offering to finance the Group’s business and operations in China, or enforcement actions that could be harmful to the Group’s business. Any of these actions could cause significant disruption to the Group’s business operations and severely damage the Group’s reputation, which would in turn materially and adversely affect the Group’s business and results of operations. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the actives of VIEs or the Company’s right to receive their economic benefits, the Company would no longer be able to consolidate the VIEs.

In addition, if Shanghai Advertising, Guangzhou Advertising, Autohome Information and its subsidiaries, Shengtuo Hongyuan and its subsidiaries or their shareholders fail to perform their obligations under the Contractual Agreements, the Company may have to incur substantial costs and expend resources to enforce the Company’s rights under the contracts. The Company may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these Contractual Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these Contractual Agreements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Company is unable to enforce these Contractual Agreements, the Company may not be able to exert effective control over its VIEs, and the Company’s ability to conduct its business may be negatively affected.

Based on the advice of the Company’s PRC legal counsel, the corporate structure and Contractual Agreements of the Company’s VIEs and WFOEs in China are in compliance with all existing PRC laws and regulations. Therefore, in the opinion of management, (i) the ownership structure of the Company and the VIEs are in compliance with existing PRC laws and regulations; (ii) the Contractual Agreements with VIEs and their nominee shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC law and regulations in all material respects.

VIEs contributed an aggregate of 69.1%, 7.8% and 5.5% of the consolidated net revenues for the years ended December 31, 2014, 2015 and 2016, respectively after elimination of inter-company transactions. As of December 31, 2015 and 2016, the VIEs accounted for an aggregate of 24.1% and 19.3%, respectively, of the consolidated total assets, and 6.2% and 10.5%, respectively, of the consolidated total liabilities after elimination of inter-company balances.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets to the Company in the form of loans and advances or cash dividends. Please refer to Note 17 for disclosure of restricted net assets.

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

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs included in the Company’s consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows:

	December 31,
	2015	2016
	RMB	RMB	US$
Current assets	502,938	1,104,831	159,129
Non-current assets	1,618,469	1,597,753	230,124

Total assets	2,121,407	2,702,584	389,253

Accrued expenses and other payables	111,610	191,942	27,644
Advance from customers	10,942	15,452	2,226
Deferred revenue	6,063	40,115	5,778
Income tax payable	6,408	42,746	6,157
Amounts due to related parties	2,910	1,430	206
Inter-company payables	275,061	761,583	109,691

Total current liabilities	412,994	1,053,268	151,702

Other liabilities	19,906	21,131	3,043
Deferred tax liabilities	8,539	7,400	1,066

Total non-current liabilities	28,445	28,531	4,109

Total liabilities	441,439	1,081,799	155,811

Net assets	1,679,968	1,620,785	233,442

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Net revenues	1,473,401	271,198	328,618	47,331
Net income/(loss)	57,358	(68,272)	(71,931)	(10,360)

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Net cash generated from/(used in) operating activities	102,403	(23,630)	20,337	2,929
Net cash used in investing activities	(33,773)	(73,318)	(33,204)	(4,782)
Net cash generated from financing activities	—	—	—	—

The revenue-producing assets that are held by the VIEs comprise of customer relationships, trademarks, websites, domain names and servers.

The current assets of the VIEs included amounts due from PRC subsidiaries of RMB310,096 and RMB887,932(US$127,889), as of December 31, 2015 and 2016, respectively, which were eliminated upon consolidation by the Company. The current liabilities of the VIEs included amounts due to PRC subsidiaries of RMB275,061 and RMB761,583(US$109,691), as of December 31, 2015 and 2016, respectively, which were eliminated upon consolidation by the Company. There was no pledge or collateralization of the VIEs’ assets and the WFOEs have not provided any financial support that they were not previously contractually required to provide to the VIEs. There were no assets of the VIEs that can only be used to settle their own obligations. Creditors of the VIEs have no recourse to the general credit of the WFOEs, which are the primary beneficiaries of the VIEs.

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

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Areas where management uses subjective judgment include, but are not limited to, estimating the useful lives of long-lived assets and intangible assets, identifying separate accounting units and estimating rebates related to revenue transactions, assessing the initial valuation of the assets acquired and liabilities assumed in a business combination and the subsequent impairment assessment of long-lived assets, intangible assets and goodwill, long-term investments, determining the provision for accounts receivable, inventories and prepayment for vehicle purchase cost, determining the value-added tax (“VAT”) receivables, accounting for deferred income taxes and accounting for the share-based compensation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.9430 on December 30, 2016 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, time deposits and money market funds placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities of three months or less.

(g)	Short-term Investments

Short-term investments represent bank deposits and adjustable-rate financial products with original maturities of greater than 3 months but less than 1 year and are measured at fair value. In accordance with ASC 825, Financial Instruments, for adjustable-rate financial products with the interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income as interest income.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Restricted Cash

Restricted cash represents cash pledged to the bank as collateral for the Company’s notes payable.

(i)	Fair Value Measurements of Financial Instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, prepaid expenses and other current assets, other non-current assets, accrued expenses and other payables, notes payable, and amounts due to related parties. The carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments.

ASC topic 820 (“ASC 820”), Fair Value Measurements and Disclosures, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace

Level 3 – Unobservable inputs which are supported by little or no market activity

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

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

(k)	Inventories, net

Inventories consist of new vehicles held for sale, stated at the lower of cost or market value. Cost is determined using the specific identification method. The Company’s purchase arrangements with certain automakers entitle the Company to receive a specified amount of cash rebates if certain conditions are met during the stated rebate periods. The Company accounts for these rebates in accordance with ASC 605-50, Revenue Recognition: Customer Payments and Incentives. Rebates relating to new vehicles purchased but still held by the Company as of the balance sheet date are recorded as a reduction to cost of inventories while rebates relating to new vehicles purchased and sold during the reporting period are recorded as a reduction to cost of revenues.

Adjustments are recorded to write down the cost of inventory to the estimated market value for slow-moving and damaged goods, which is dependent upon factors such as inventory aging, historical and forecasted consumer demand, and promotional environment. Write-downs are recorded in cost of revenues in the consolidated statements of comprehensive income.

(l)	Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Electronic equipment	3 – 5 years
Office equipment	3 – 5 years
Motor vehicles	4 – 5 years
Purchased and internally-developed software	3 – 5 years
Leasehold improvements	Shorter of lease term or the estimated useful lives of the assets

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Category	Estimated useful life
Trademark	3-15 years
Customer relationship	5 years
Websites	4 years
Domain names	4 years
Licensing agreements	1.75 years

(n)	Long-term Investments

The Company’s long-term investments consist of equity method investments. Investments in entities in which the Company can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investments-Equity Method and Joint Ventures. Under the equity method, the Company initially records its investments at cost. The Company subsequently adjusts the carrying amount of the investments to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investments. The Company evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

(o)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2015 and 2016 were related to its acquisition of Cheerbright, China Topside and Norstar. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

(p)	Impairment of Long-Lived Assets and Intangibles

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

(q)	Revenue Recognition

The Group’s revenue is derived from media services, leads generation services and online marketplace. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the related fee is reasonably assured based on the guidance in ASC 605, Revenue Recognition.

Contracts are signed to establish significant terms such as the price and services to be provided. The Group considers the price for its services to be fixed and determinable when the Group and its customers have signed the contracts. The Group assesses the creditworthiness of its customers prior to signing the contracts to ensure collectability is reasonably assured. Non-refundable payments received before all of the relevant criteria for revenue recognition are satisfied and are to be recognized ratably over a period are recorded as deferred revenue.

Starting 2016, in order to better present the business, the Group changed its revenue reporting lines into media services, leads generation services and online marketplace, from advertising services and dealer subscription services, with the comparative figures for the years ended December 31, 2014 and 2015 revised accordingly.

Media services

Media services revenues mainly includes revenues from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices. The majority of the Group’s online advertising service arrangements involve multiple deliverables such as banner advertisements, links and logos, other media insertions and promotional activities that are delivered over different periods of time.

In determining its best estimated selling price for each deliverable, the Group considered its overall pricing model and objectives, as well as market or competitive conditions that may impact the price at which the Group would transact if the deliverable were sold regularly on a standalone basis. The Group monitors the conditions that affect its determination of selling price for each deliverable and reassesses such estimates periodically. Revenue is recognized ratably when the advertisements are published over the stated display period in the case of websites and mobile applications or when the services have been rendered in the case of promotional activities. The amount recognized is limited to the amount that is not contingent upon the delivery of additional deliverables or meeting other specified performance conditions.

Leads generation services

Leads generation services primarily includes revenues from (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and other value-added services. Under the dealer subscription services, the Group makes available throughout the subscription period a webpage linked to its websites where the dealers can publish information such as the pricing of their products, locations and addresses and other related information. Revenue is recognized ratably as services are provided over the subscription period.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Online marketplace

Online marketplace revenues mainly includes revenues from the new vehicle transaction business, which is composed of direct vehicle sales and commission-based services facilitating transactions on the Autohome Mall platform and other platform-based service fee. For direct vehicle sales, the Company recognizes revenue on a gross basis as it acts as the principal, is the primary obligor of the sales arrangements and is subject to inventory risk. Revenue from direct vehicle sales are recognized when a sales contract has been executed and the vehicle has been delivered. Under the commission-based service arrangements, the Company earns commission for the new vehicle transactions facilitated through the Autohome Mall platform. Commission revenue is recognized after the vehicles are delivered to customers.

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

The Group also provides cash incentives to automakers and dealers who participated in various incentive programs on the Group’s online transaction platform. The cash incentives are accounted for as a reduction of revenue in accordance with ASC 605-50, “Revenue Recognition: Customer Payments and Incentives”. However, for the cash incentives not within the scope of ASC 605-50 and provided to the end users for the promotional purpose, they are recognized as expense.

The Group has estimated and recorded rebates and cash incentives to agency companies, dealers and automakers cumulatively amounting to RMB395,175, RMB578,548 and RMB653,481 (US$94,121) for the years ended December 31, 2014, 2015 and 2016, as a reduction of revenue, respectively.

(r)	Cost of Revenues

Cost of revenues consist primarily of bandwidth and internet data center fees, depreciation of the Group’s long-lived assets, amortization of acquired intangible assets, VAT and surcharges, content-related costs, cost of sales and write-downs of inventories and prepayment for vehicle purchase cost. Content-related costs primarily comprise of salaries and benefits for employees directly involved in revenue generation activities and other overhead expenses directly attributable to the provision of the media services, leads generation services and online marketplace. Cost of sales include vehicle purchase cost and other directly attributable costs. Rebates relating to new vehicles purchased and sold during the reporting period are recorded as a reduction to cost of revenues.

The Group’s business is subject to VAT, surcharges and cultural construction fees levied on advertising related sales in China. Pursuant to ASC 605-45, Revenue Recognition—Principal Agent Considerations, the group elected to present VAT, surcharges and cultural construction fees as cost of revenues on the consolidated statements of comprehensive income. For the years ended December 31, 2014, 2015 and 2016, the Company’s PRC subsidiaries and its VIEs excluding Beijing Prbrownies Software Co., Ltd. and Chengdu Prbrownies Software Co., Ltd. are subject to a 6% VAT for the media services and leads generation services provided and 17% for the direct vehicle sales under online marketplace. For Beijing Prbrownies Software Co., Ltd. and Chengdu Prbrownies Software Co., Ltd., they are entitled to 17% VAT for the dealer subscription services under leads generation services. Since November 2014 and December 2016, respectively, Beijing Prbrownies Software Co., Ltd. and Chengdu Prbrownies Software Co., Ltd. were entitled to a 14% VAT refund on the total VAT payable at the rate of 17% after registration of its software resolutions with the relevant authority.

(s)	Advertising Expenditures

Advertising expenditures which amounted to RMB266,942, RMB533,632 and RMB756,073 (US$108,897) for the years ended December 31, 2014, 2015 and 2016, respectively, are expensed as incurred and are included in sales and marketing expenses.

(t)	Product Development Expenses

Product development expenses consist primarily of employee costs related to personnel involved in the development and enhancement of the Group’s service offerings on its websites and mobile applications. The Group recognizes these costs as expenses when incurred, unless they result in significant additional functionality, in which case they are capitalized.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Group capitalized certain internally-developed software development costs in accordance with ASC subtopic 350-40 (“ASC 350-40”), Intangibles-Goodwill and Other: Internal-Use Software, amounting to nil, RMB1,326 and RMB6,126 (US$882) for the years ended December 31, 2014, 2015 and 2016, respectively. The Company capitalizes certain costs relating to software acquired, developed, or modified solely to meet the Company’s internal requirements and for which there are no substantive plans to market the software. These costs mainly includes salaries and benefits for employees who are directly associated with and who devote time to the internal-use software projects during the application development stage. Capitalized internal-use software costs are included in “Property and equipment, net”. The amortization expense for capitalized software costs amounted to nil, RMB93 and RMB1,227 (US$177) for the years ended December 31, 2014, 2015 and 2016, respectively. The unamortized amount of capitalized internal use software development costs was RMB1,233 and RMB6,132 (US$883) as of December 31, 2015 and 2016, respectively.

(u)	Leases

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

(v)	Notes payable

Notes payable represents short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the notes. The Group has utilized notes payable to settle amounts owed to the automakers.

(w)	Income Taxes

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

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Earnings Per Share

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

(y)	Comprehensive Income

Comprehensive income is defined to include all changes in shareholders’ equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220-10, Comprehensive Income: Overall requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income includes foreign currency translation adjustments and is presented in the consolidated statement of comprehensive income. There have been no reclassifications out of accumulated other comprehensive income to net income for the years presented.

(z)	Noncontrolling interests

Noncontrolling interests are recognized to reflect the portion of the equity of majority-owned subsidiary which is not attributable, directly or indirectly, to the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of comprehensive income to distinguish the interests from that of the Company.

(aa)	Segment Reporting

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

(bb)	Employee Benefits

The full-time employees of the Company’s PRC subsidiaries and VIEs are entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total expenses for the employee benefits plans were RMB61,532, RMB134,125 and RMB214,596 (US$30,908) for the years ended December 31, 2014, 2015 and 2016, respectively.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(cc)	Share-based Compensation

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

Forfeiture rates are estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. To the extent the Company revises these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. The Company, with the assistance of an independent third-party valuation firm, determined the fair value of the stock options granted to employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees. Subsequent to the IPO, fair value of the ordinary shares is the price of the Company’s publicly traded shares.

The Company accounts for a change in any of the terms or conditions of share-based awards as a modification in accordance with ASC subtopic 718-20, Compensation-Stock Compensation: Awards Classified as Equity, whereby the incremental fair value, if any, of a modified award, is recorded as compensation cost on the date of modification for vested awards or over the remaining vesting period for unvested awards. The incremental compensation cost is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.

(dd)	Government Grants

Government grants primarily represent tax refunds for operating a business in certain jurisdictions and fulfilment of specified tax payment obligations, and subsidies. These grants are not subject to any specific requirements and are recorded when received in “other income, net” in the Company’s consolidated statements of comprehensive income. For the years ended December 31, 2014, 2015 and 2016, RMB2,984, RMB11,281 and RMB12,576 (US$1,811) of government grants were recorded as other income, net.

(ee)	Recent Accounting Pronouncements

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

In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers-Deferral of the effective date (“ASU 2015-14”). The amendments in ASU 2015-14 defer the effective date of ASU No. 2014-09, Revenue from Contracts with Customers issued in May 2014. Further in 2016, as a clarification of the new revenue guidance, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers—Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (“ASU 2016-08”), ASU No. 2016-10, Revenue from Contracts with Customers—Identifying Performance Obligations and Licensing (“ASU 2016-10”), ASU No. 2016-12, Revenue from Contracts with Customers—Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”), and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers (“ASU 2016-20”). The amendments in ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 do not change the core principle of the guidance. All the above amendments regarding the new revenue guidance are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company will apply the new revenue guidance beginning January 1, 2018 and will not early adopt. The Company has set up a revenue project team and is in the process of evaluating the contracts of each revenue stream to determine the impact on the Company’s consolidated financial statements. The Company plans to continue the evaluation, analysis, and documentation of its adoption of ASU 2014-09 (including those subsequently issued updates that clarify ASU 2014-09’s provisions) throughout 2017 and finalize determination of the impact that the adoption will have on its consolidated financial statements under the new standard.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ee)	Recent Accounting Pronouncements (Continued)

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes-Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). The amendments in this update simplify the presentation of deferred income taxes. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in ASU 2015-17 are effective for fiscal years beginning after December 15, 2016 including interim periods within those fiscal years. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments in this Update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company will adopt the guidance on a retrospective basis starting from the first quarter of 2017 and present all the deferred tax assets and liabilities as non-current items on the Company’s consolidated balance sheets, including comparative periods.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. All other leases will fall into one of two categories: (i) financing leases, similar to capital leases, which will require the recognition of an asset and liability, measured at the present value of the lease payments and (ii) operating leases which will require the recognition of an asset and liability measured at the present value of the lease payments. Lessor accounting remains substantially unchanged with the exception that no leases entered into after the effective date will be classified as leveraged leases. For sale leaseback transactions, the sale will only be recognized if the criteria in the new revenue recognition standard are met. It is expected to be effective for fiscal years and interim periods beginning after December 15, 2018 for public entities. Early application is permitted. The Company is currently evaluating the impact of adopting this guidance.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation: Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The amendments in ASU 2016-09 simplify the several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, forfeitures, and classification on the statement of cash flows. The amendments in ASU 2016-09 are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The adoption of the guidance is not expected to have significant impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). The amendments in ASU 2016-15 address eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments in ASU 2016-15 are effective for annual periods beginning after December 15, 2017, and interim periods within those annual periods. The adoption of the guidance is not expected to have significant impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 320): Restricted Cash (“ASU 2016-18”). The amendments in ASU 2016-18 require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in ASU 2016-18 are effective for annual periods beginning after December 15, 2017, and interim periods within those annual periods. The adoption of the guidance is not expected to have significant impact on the Company’s consolidated financial statements.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ff)	Concentration of Risk

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. As of December 31, 2015 and 2016, cash and cash equivalents, restricted cash and short-term investments altogether amounting to RMB4,169,053 and RMB5,733,321 (US$825,770), respectively, were deposited with various major reputable financial institutions located in the PRC and international financial institutions outside of the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the creditworthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. The Group continues to monitor the financial strength of these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by the Group’s assessment of its customers’ creditworthiness and its ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses and these losses have generally been within expectations. There were both two customers that individually represented greater than 10% of the total accounts receivable as of December 31, 2015 and 2016.

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

There were no customers that individually represented greater than 10% of the total net revenues for the years ended December 31, 2014, 2015 and 2016, respectively.

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

As of December 31, 2016, cash and cash equivalents, restricted cash and short-term investments in PRC were held by PRC subsidiaries and the VIEs. Cash and cash equivalents, restricted cash and short-term investments of PRC subsidiaries and VIEs are all denominated in RMB and altogether amounted to RMB4,746,982 (US$683,708) and RMB58,123 (US$8,371), respectively. Cash distributed outside of the PRC by PRC subsidiaries and the VIEs may be subject to PRC dividend withholding tax.

Foreign Currency exchange rate risk

Since July 21, 2005, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There was depreciation of 2.4%, 4.2% and 6.7% in the year ended December 31, 2014, 2015 and 2016, respectively. A significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company’s earnings, which in turn could adversely affect the price of the Company’s ADSs.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

3.	FAIR VALUE MEASUREMENT

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement at December 31, 2016 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2016
	RMB	RMB	RMB	RMB	US$
Cash equivalents
Time deposits	—	2,099,200	—	2,099,200	302,348
Money market fund	225,848	—		225,848	32,529
Restricted cash	—	9,319	—	9,319	1,342
Short-term investments					—
Term deposits	—	1,804,208	—	1,804,208	259,860
Adjustable-rate financial products	—	625,883	—	625,883	90,146

	225,848	4,538,610	—	4,764,458	686,225

	Fair Value Measurement at December 31, 2015 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2015
	RMB	RMB	RMB	RMB
Cash equivalents
Time deposits	—	97,404	—	97,404
Restricted cash	—	61,091	—	61,091
Short-term investments
Term deposits	—	1,955,315	—	1,955,315

	—	2,113,810	—	2,113,810

Other financial instruments

The followings are other financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

Financial assets including accounts receivable, amounts due from related parties, prepaid expenses and other current assets, and other non-current assets are not measured at fair value in the consolidated balance sheets, and the carrying values approximated fair value due to their short-term maturity. Financial liabilities including notes payable, accrued expense and other payables, and amounts due to related parties are also not measured at fair value in the consolidated balance sheets, and the carrying values approximated fair value due to their short-term maturity.

Assets and liabilities measured at fair value on a nonrecurring basis

The Group measures certain assets, including long-term investments, goodwill and intangible assets, at fair value on a nonrecurring basis when they are deemed to be impaired (Level 3). The fair values of these assets are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge to these investments is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,
	2015	2016
	RMB	RMB	US$
Accounts receivable	1,077,771	1,206,436	173,763
Allowance for doubtful accounts	(2,315)	(512)	(74)

Total	1,075,456	1,205,924	173,689

As of December 31, 2015 and 2016, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	December 31,
	2015	2016
	RMB	RMB	US$
Beginning balance	335	2,315	333
Additions charged to bad debt expense	2,621	2,792	402
Reversal	(442)	(489)	(70)
Write off	(199)	(4,106)	(591)

Ending balance	2,315	512	74

The Group recognized additions to allowance for doubtful accounts amounting to RMB42, RMB2,179 and RMB2,303 (US$332) within general and administrative expenses, for the years ended December 31, 2014, 2015 and 2016, respectively.

5.	INVENTORIES, NET

Inventories consist of new vehicles held for sale amounting to RMB111,667 and RMB95,617 (US$13,772), net of write-down of nil and RMB9,201 (US$1,325) as of December 31, 2015 and 2016, respectively.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2015	2016
	RMB	RMB	US$
Prepayments	272,859	317,262	45,695
Rental deposits	10,051	1,494	215
Interest receivable	9,944	11,690	1,684
Staff advances	6,529	7,712	1,111
Receivables from third-party payment platform	4,598	12,327	1,775
Other receivables	34,696	26,734	3,851

	338,677	377,219	54,331

Prepayments primarily include prepaid purchase cost for new vehicles, prepaid VAT and surcharges and prepaid service fee. As of December 31, 2015 and 2016, prepaid purchase cost for new vehicles were RMB191,341 and RMB226,419 (US$32,611), respectively.

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

Hong Kong

Autohome HK is incorporated in Hong Kong on March 16, 2012. In October 2013, Autohome HK acquired Autohome Media, a Hong Kong advertising and marketing company. Also in 2015, three new entities are established in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. For the years ended December 31, 2014, 2015 and 2016, the Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong during this period. Under the Hong Kong tax law, subsidiaries in Hong Kong are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

The PRC

In September 2010, Autohome WFOE was recognized as a “High-New Technology Enterprise” (“HNTE”), and is eligible for a 15% preferential tax rate effective from 2010 to 2015 including the renewal period of three years. In December 2016, Autohome WFOE successfully reapplied for the HNTE and obtained the HNTE certificate, enabling Autohome WFOE to continue to enjoy 15% preferential tax rate from 2016 to 2018. In July 2015, Beijing Autohome Technologies Co., Ltd. obtained the certificate of HNTE and is eligible for a 15% preferential tax rate from 2015 to 2017. Beijing Prbrownies was recognized as an HNTE in February 2016, qualifying it for the preferential 15% enterprise income tax rate from 2015 to 2017. Besides being an HNTE, Beijing Prbrownies was also a software enterprise. Pursuant to the Circular on Issues concerning Preferential Enterprise Income Tax Policies for Software and Integrated Circuit Industries in May 2016, the eligible software enterprises would enjoy preferential tax rate policy, whereby the enterprise will be entitled to two-year enterprise income tax exemption and reduced enterprise income tax rate of 12.5% for the three years thereafter, depending on the results of annual tax filing and examination afterwards instead of pre-approval process. Beijing Prbrownies started to make profit since 2015, and it passed the tax filing and examination as an eligible software enterprise by the relevant tax authorities in 2016, qualifying it for the exemption of enterprise income tax for the year 2015. A reversal of RMB173,557 (US$24,997) was recorded in 2016 for the change in enacted tax rate, composed of current income tax expense of RMB181,586 (US$26,153) and deferred income tax expense of RMB8,029 (US$1,156 ). For the tax year of 2016, 15% preferential tax rate of HNTE was applied for Beijing Prbrownies in accrual of income tax expense, considering that the uncertainty in the results of tax filing and examination was not eliminated yet. The aggregate effects of the preferential tax rate were RMB89,394, RMB56,389 and RMB330,198 (US$47,558) for the years ended December 31, 2014, 2015 and 2016, respectively. The basic earnings per share effects related to the preferential tax rate were RMB0.84, RMB0.50 and RMB2.89 (US$0.42) for the years ended December 31, 2014, 2015 and 2016, respectively.

The Company’s remaining PRC subsidiaries and all the VIEs were subject to Enterprise Income Tax (“EIT”) at a rate of 25% for the years ended December 31, 2014, 2015 and 2016.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

7.	TAXATION (CONTINUED)

Under the New EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries.

The New EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, and other aspects of an enterprise. As of December 31, 2016, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2016, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it would be subject to PRC tax under the New EIT Law. The Company has analyzed the applicability of this law and believes that the chance of being recognized as a tax resident enterprise is remote for PRC tax purposes. .

The Company had minimal operations in jurisdictions other than the PRC. Income/(loss) before income tax expense consists of:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
PRC	946,261	1,292,104	1,263,223	181,943
Non PRC	(4,800)	(15,913)	(14,371)	(2,070)

	941,461	1,276,191	1,248,852	179,873

The income tax expense is comprised of:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Current	187,447	292,017	136,429	19,650
Deferred	5,334	(6,475)	(103,800)	(14,950)

	192,781	285,542	32,629	4,700

The reconciliation of income tax expense for the years ended December 31, 2014, 2015 and 2016 is as follows:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Income before income tax expense	941,461	1,276,191	1,248,852	179,873
Income tax expense computed at applicable tax rates (25%)	235,365	319,047	312,213	44,969
Non-deductible expenses	8,344	16,372	25,798	3,716
Change in valuation allowances	5,493	16,054	47,006	6,770
Outside basis difference	27,789	(17,329)	(28,265)	(4,071)
Effect of international tax rate difference	1,200	3,978	3,593	517
Interest expense relating to unrecognized tax benefits	3,984	3,809	2,482	357
Effect of preferential tax rate	(89,394)	(56,389)	(330,198)	(47,558)

Income tax expense	192,781	285,542	32,629	4,700

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

7.	TAXATION (CONTINUED)

Deferred tax

The significant components of deferred taxes are as follows:

	December 31,
	2015	2016
	RMB	RMB	US$
Deferred tax assets
Current
Allowance for doubtful accounts	937	7,066	1,017
Accrued staff cost	3,396	3,166	456
Accrued expenses	8,972	52,497	7,561
Revenue recognition	30,912	42,062	6,059
Tax losses	4,071	1,206	174
VAT refund	4,111	3,598	518
Less: Valuation allowances	(6,422)	(10,367)	(1,493)

Net current deferred tax assets	45,977	99,228	14,292

Non-current
Tax losses	17,239	82,735	11,916
Less: Valuation allowances	(17,239)	(60,300)	(8,685)

Net non-current deferred tax assets	—	22,435	3,231

Total deferred tax assets	45,977	121,663	17,523

Deferred tax liabilities
Non-current
Intangible assets and internally-developed software	8,539	8,690	1,251
Outside basis difference	481,371	453,106	65,261

Total non-current deferred tax liabilities	489,910	461,796	66,512

Total deferred tax liabilities	489,910	461,796	66,512

In assessing the realizability of deferred tax assets, the Group has considered whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Group records a valuation allowance to reduce deferred tax assets to a net amount that management believes is more-likely-than-not of being realizable based on the weight of all available evidence. The Company recorded valuation allowances against the deferred tax assets of eleven and thirteen PRC subsidiaries and VIEs as of December 31, 2015 and 2016, respectively, due to the cumulative tax loss positions and insufficient forecasted future taxable income.

As of December 31, 2016, the Group had net operating losses of approximately RMB335,764 (US$48,360), which can be carried forward to offset taxable income. The net operating loss will start to expire in 2017 if not utilized.

As of December 31, 2015 and 2016, the Company intended to indefinitely reinvest the undistributed earnings of its PRC subsidiaries. As of December 31, 2015 and 2016, the total amount of undistributed earnings from the Company’s PRC subsidiaries that are considered to be permanently reinvested was RMB2,330,698 and RMB3,616,426 (US$520,874), respectively. As of December 31, 2015 and 2016, determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

7.	TAXATION (CONTINUED)

Unrecognized tax benefits

As of December 31, 2015 and 2016, the Company recorded an unrecognized tax benefit of RMB32,596 and RMB34,977 (US$5,038), respectively, of which nil and nil, respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. This represents the difference between the amount of benefit recognized in the statement of financial position and the amount taken or expected to be taken in a tax return. It is possible that the amount of uncertain tax position will change in the next twelve months, however, an estimate of the range of the possible outcomes cannot be made at this time. As of December 31, 2015 and 2016, unrecognized tax benefits of RMB19,951 and RMB19,850 (US$2,859), respectively, if ultimately recognized, will impact the effective tax rate.

A roll-forward of unrecognized tax benefits is as follows:

	December 31,
	2015	2016
	RMB	RMB	US$
Beginning balance	17,274	22,003	3,169
Additions based on tax positions related to current year	4,729	—	—
Decreases based on tax positions related to prior years	—	(101)	(15)

Ending balance	22,003	21,902	3,154

During the years ended December 31, 2014, 2015 and 2016, the Company recorded late payment interest expense of RMB3,984, RMB3,809 and RMB2,482 (US$357), and penalties of nil, nil and nil, respectively, as part of income tax expense. As of December 31, 2015 and 2016, the Company recorded RMB10,593 and RMB13,075 (US$1,884) for late payment interest expense, and nil and nil for penalties.

The tax years ended December 31, 2012 through 2016 for the Company’s PRC subsidiaries and VIEs remain subject to examination by the PRC tax authorities.

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2015	2016
	RMB	RMB	US$
At cost:
Electronic equipment	177,862	234,360	33,756
Office equipment	851	1,024	147
Motor vehicles	2,511	3,418	492
Purchased and internally-developed software	16,629	26,480	3,814
Leasehold improvements	29,872	42,364	6,102

	227,725	307,646	44,311
Less: Accumulated depreciation	(124,171)	(173,072)	(24,928)

	103,554	134,574	19,383

Depreciation expense was RMB35,084, RMB51,337 and RMB65,246 (US$9,397) for the years ended December 31, 2014, 2015 and 2016, respectively.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

9.	INTANGIBLE ASSETS, NET

The following tables present the Group’s intangible assets with definite lives as of the respective balance sheet dates:

	December 31, 2016
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB	US$
Trademarks	68,380	(38,713)	29,667	4,273
Customer relationship	9,050	(9,050)	—	—
Websites	27,000	(27,000)	—	—
Domain names	1,870	(1,870)	—	—
Licensing agreements	2,667	(2,667)	—	—

	108,967	(79,300)	29,667	4,273

	December 31, 2015
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB
Trademarks	68,310	(34,155)	34,155
Customer relationship	9,050	(9,050)	—
Websites	27,000	(27,000)	—
Domain names	1,870	(1,870)	—
Licensing agreements	2,498	(2,498)	—

	108,728	(74,573)	34,155

The intangible assets are amortized using the straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from approximately 1.75 to 15 years. Amortization expense was RMB6,053, RMB5,247 and RMB4,558 (US$656) for the years ended December 31, 2014, 2015 and 2016, respectively.

The annual estimated amortization expenses for the acquired intangible assets for each of the next five years are as follows:

	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB
Trademarks	4,577	4,577	4,573	4,554	4,554

10.	LONG-TERM INVESTMENTS

As of December 31, 2015 and December 31, 2016, the Company holds several equity investments through its subsidiaries or VIEs, all of which were accounted for under the equity method since the Company can exercise significant influence but does not own a majority equity interest in or control them.

Hunan Mango Autohome Automobile Sales Co., Ltd. (“Mango JV”)

In May 2015, the Group entered into a shareholder agreement with HappiGo Home Shopping Co. (“HappiGo”) to establish a strategic joint venture, Mango JV, with total capital contribution of RMB100,000, of which the Company subscribed for RMB49,000 or 49% of the ordinary shares.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

10	LONG-TERM INVESTMENTS (CONTINUED)

Shanghai Youcheyoujia Financing Co., Ltd. (“Financing JV”)

In September 2015, the Group signed a memorandum of understanding to establish a joint venture with three parties. In 2015, the Group made a full payment of RMB75, 000, for a 25% equity interest of the Financing JV.

Other investments

The company also holds several other investments in equity investees.

The carrying amount of all of the equity method investments was RMB124,102 and RMB134,466 (US$19,367) as of December 31, 2015 and 2016, respectively. The Company excluded the summarized information for these equity method investees as they were insignificant for all the years presented.

No impairment charges associated with the equity method investments were recognized during any of the years presented.

11.	GOODWILL

At December 31, 2015 and 2016, goodwill was RMB1,504,278 and RMB1,504,278 (US$216,661), respectively.

Goodwill was assessed for impairment as of December 31, 2015 and 2016, and no impairment loss was recognized in any of the years presented.

12.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables are as follows:

	December 31,
	2015	2016
	RMB	RMB	US$
VAT and surcharges payable	38,037	82,759	11,920
Payroll and welfare payable	239,945	302,006	43,498
Accrued rebates and cash incentives	410,893	473,271	68,165
Deposit from customers	19,458	66,526	9,582
Accrued expenses	71,961	118,877	17,122
Payable for purchase of fixed assets	2,612	12,200	1,757
Professional service fees	17,262	12,570	1,810
Payable for exercise of share-based awards	4,852	10,464	1,507
Others	28,453	72,874	10,498

	833,473	1,151,547	165,859

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

13.	RELATED PARTY TRANSACTIONS

Name of related parties	Relationship with the Group

Ping An and its subsidiaries (“Ping An Group”)	The Company’s controlling shareholder and its subsidiaries
Mango JV	A equity-method investee of the Company’s subsidiary

Ping An became the Company’s controlling shareholder in June 2016 and therefore Ping An Group became the Company’s related parties since then. The following related party transactions represent the transactions occurred afterwards.

During the years ended December 31, 2014, 2015 and 2016, significant related party transactions were as follows:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Sales of new vehicles to Ping An Group	—	—	21,938	3,160
Services provided by Ping An Group (a)	—	—	21,594	3,110
Interest income from Ping An Group	—	—	3,564	513

As of December 31, 2015 and December 31, 2016, balances with related parties were as follows:

	December 31, 2015	December 31, 2016
	RMB	RMB	US$
Amounts due from related parties, current
Ping An Group.(b)	—	14,120	2,034
Mango JV (c)	1,645	6,331	912

	1,645	20,451	2,946

Amounts due from related parties, non-current
Ping An Group (b)	—	809	117

	—	809	117

Amounts due to related parties
Ping An Group		1,312	189
Mango JV (d)	23,444	15,158	2,183
Other related parties	—	160	23

	23,444	16,630	2,395

(a)	The amount represents rental and property management services and other miscellaneous services provided by Ping An Group.
(b)	Receivable from Ping An Group consists of interest receivable from cash and cash equivalents and short-term investments held at Ping An Group and deposit in relation to the operating lease agreement and others. As of December 31, 2016, the Group had cash and cash equivalents and short-term investments of RMB541,218 (US$77,952) at Ping An Group.
(c)	The amount represents unsettled portion of fulfilment cost paid by the Group to dealers on behalf of Mango JV and commission fee receivable for facilitating the sale of Mango JV’s vehicles through the Autohome Mall platform.
(d)	The outstanding payable to Mango JV represents proceeds from vehicle sales on the Autohome Mall platform collected by the Group on behalf of Mango JV.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

14.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases office space and employee accommodation in the PRC under non-cancellable operating leases expiring on various dates. Payments under operating leases are expensed on a straight-line basis, after considering rent holidays, over the periods of the respective lease terms. The terms of the leases do not contain rent escalation or contingent rents, and for the years ended December 31, 2014, 2015 and 2016, total rental expenses for all operating leases amounted to RMB30,461, RMB49,892 and RMB84,673 (US$12,195) respectively.

As of December 31, 2016, the Group has future minimum lease payments under non-cancellable operating leases, with initial terms in excess of one year, for office premises consisting of the following:

	RMB	US$
2017	108,202	15,584
2018	87,711	12,633
2019	51,928	7,479
2020 and thereafter	—	—

	247,841	35,696

Taxation

As of December 31, 2015 and 2016, the Group has recognized liabilities of RMB32,596 and RMB34,977 (US$5,038), respectively, related to unrecognized tax benefits (Note 7). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. The Group classified the accrual for unrecognized tax benefits as a non-current liability.

15.	COST OF REVENUES

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Content-related costs	127,929	184,635	269,313	38,789
Depreciation and amortization	31,703	43,160	42,570	6,131
Bandwidth and internet data center	30,713	38,893	51,766	7,456
VAT and surcharges	191,153	269,491	349,373	50,320
Cost of sales, including tax	—	132,942	1,680,143	241,991

	381,498	669,121	2,393,165	344,687

Write-down of inventories and prepayment for vehicle purchase cost of nil, nil and RMB50,190 (US$7,229) was included in cost of sales, including tax for the years ended December 31, 2014, 2015 and 2016, respectively.

16.	ORDINARY SHARES

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

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

16.	ORDINARY SHARES (CONTINUED)

Upon the completion of follow-on offering in November, 2014, 2,424,801 ADSs were issued by the Company and the net proceeds from the follow-on offering amounts to US$97,344 net of issuance costs. In June 2016, Telstra Holdings, a wholly owned subsidiary of Telstra Corporation Limited, completed the sale of approximately 47.4% of the Company’s total issued and outstanding shares to Yun Chen Capital Cayman, a wholly owned subsidiary of Ping An. Upon the completion of sale, all of the Company’s remaining Class B ordinary shares were converted into Class A ordinary shares. There were 6,964,612, nil and 61,824,328 class B ordinary shares converted into Class A ordinary shares for the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2016, the Company had ordinary shares outstanding, all comprised of 115,297,224 Class A ordinary shares.

17.	RESTRICTED NET ASSETS

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

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The Company’s VIEs in the PRC are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Group in the form of loans, advances or cash dividends. As of December 31, 2014, 2015 and 2016, the Company’s PRC subsidiaries and VIEs had appropriated RMB8,836, RMB19,175 and RMB36,000 (US$5,185), respectively, of retained earnings for its statutory reserves.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict the Company’s PRC subsidiaries and VIEs from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2015 and 2016, amounts restricted are the net assets of the Company’s PRC subsidiaries and VIEs, which amounted to RMB3,740,507 and RMB5,165,673 (US$744,012), respectively.

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to the Financial Statements” and concluded that it was applicable for the Company to disclose the condensed financial information for the parent company (Note 20) for the year ended December 31, 2016. For the purposes of presenting parent only financial information, the Company records its investments in its subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries and VIEs” and the profit of the subsidiaries and VIEs is included in “Share of income of subsidiaries and VIEs” in the condensed statements of comprehensive income.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

18.	EARNINGS PER SHARE

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2014		2015		2016
	Class A	Class B	Class A	Class B	Ordinary shares	Ordinary shares
	RMB	RMB	RMB	RMB	RMB	US$
Basic earnings per share:
Numerator:
Net income attributable to Autohome Inc.	270,988	477,692	444,916	545,733	1,227,914	176,857
Denominator:
Weighted average ordinary shares outstanding	38,633,284	68,102,019	50,403,077	61,824,328	114,237,600	114,237,600

Basic earnings per share	7.01	7.01	8.83	8.83	10.75	1.55

Diluted earnings per share:
Numerator:
Net income attributable to Autohome Inc.	296,797	451,883	461,052	529,597	1,227,914	176,857
Reallocation of net income as a result of conversion of Class B into Class A ordinary shares (Note 16)	451,883	—	529,597	—	—	—

Net income attributable to Autohome Inc.	748,680	451,883	990,649	529,597	1,227,914	176,857

Denominator:
Weighted average ordinary shares outstanding	38,633,284	68,102,019	50,403,077	61,824,328	114,237,600	114,237,600
Conversion of Class B into Class A ordinary shares (Note 16)	68,102,019	—	61,824,328	—	—	—
Dilutive effect of share-based awards	6,096,282	—	3,419,421	—	1,798,727	1,798,727

Weighted-average number of shares outstanding- diluted	112,831,585	68,102,019	115,646,826	61,824,328	116,036,327	116,036,327

Diluted earnings per share	6.64	6.64	8.57	8.57	10.58	1.52

The effects of nil, nil and 831,042 stock options were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the years ended December 31, 2014, 2015 and 2016, respectively. The effects of 300,185, 256,165 and 354,423 restricted shares were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the years ended December 31, 2014, 2015 and 2016, respectively.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

19.	SHARE-BASED COMPENSATION

In order to provide additional incentives to employees and to promote the success of the Company’s business, the Company adopted a share incentive plan in 2011 (the “2011 Plan”) and a share incentive plan in 2013 (the “2013 Plan”), Amended and Restated 2016 Share Incentive Plan (the “2016 Plan”) and 2016 share incentive plan II (the “2016 Plan II”) in 2016, collectively “the Plans”. The Company may grant share-based awards to its employees, directors and consultants to purchase an aggregate of no more than 7,843,100, 3,350,000, 4,890,000 and 3,000,000 ordinary shares of the Company under the 2011 Plan, 2013 Plan, 2016 Plan and 2016 Plan II, respectively. 2011 Plan, 2013 Plan, 2016 Plan and 2016 Plan II were approved by the Board of Directors in May 2011, November 2013, March 2017 and December 2016, respectively. The Plans are administered by the Board of Directors or any of its committees as set forth in the Plans. For share options and restricted shares granted under the Plans, majority are subject to vesting schedules of approximately four years with 25% of the awards vesting each year and have a contractual term of ten years.

Share options

The following table summarizes the Company’s employee share option activity under the share option plans:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
		US$	US$	Years	US$
Outstanding, January 1, 2016	2,595,065	2.20	5.00	6.21	84,911
Granted	4,742,500	23.85	14.62
Exercised	(1,632,223)	2.20
Forfeited	(2,883,750)	23.66

Outstanding, December 31, 2016	2,821,592	16.66	11.87	8.15	24,329

Vested and expected to vest at December 31, 2016	2,739,893	16.48	11.79	8.12	24,102

Exercisable as of December 31, 2016	735,609	2.20	4.93	5.24	16,978

The aggregate intrinsic value in the table above is calculated as the difference between the exercise price of the underlying awards and US$25.28, the closing stock price of the Company’s ordinary shares on December 31, 2016. The weighted-average grant-date fair value of options granted during the years ended December 31, 2014, 2015 and 2016 was US$34.57, nil and US$14.62, respectively. The total grant date fair value of options vested during the years ended December 31, 2014, 2015 and 2016 was RMB29,968, RMB37,582 and RMB25,168 (US$3,625), respectively. Total intrinsic value of options exercised during the years ended December 31, 2014, 2015 and 2016 was RMB693,878, RMB623,605 and RMB246,754(US$35,540), respectively.

The aggregate fair value of the outstanding options at the grant dates were determined to be RMB232,528 (US$33,491) and such amount shall be recognized as compensation expenses using the straight-line method for all employee share options granted with graded vesting. As of December 31, 2016, there was RMB160,640 (US$23,137) of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested share-based awards which are expected to be recognized over a weighted-average period of 3.30 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

19.	SHARE-BASED COMPENSATION (CONTINUED)

Restricted shares

Restricted shares activity for the year ended December 31, 2016 was as follows:

	Number of shares	Weighted average grant date fair value
		US$
Outstanding, January 1, 2016	1,743,569	32.54
Granted	1,530,972	22.30
Vested	(610,431)	31.11
Forfeited	(576,718)	28.32

Outstanding, December 31, 2016	2,087,392	26.61

Expected to vest, December 31, 2016	2,006,935	26.66

The weighted average grant-date fair value of restricted shares granted during the years ended December 31, 2014, 2015 and 2016 was US$37.30, US$34.70 and US$22.30, respectively, which was derived from the fair value of the underlying ordinary shares. The total grant date fair value of restricted shares vested during the years ended December 31, 2014, 2015 and 2016 was RMB7,925, RMB38,104 and RMB131,861 (US$18,992). The aggregate fair value of the outstanding restricted shares at the grant dates were determined to be RMB385,656 (US$55,546) and such amount shall be recognized as compensation expense using the straight-line method for all restricted shares granted with graded vesting. As of December 31, 2016, there was RMB267,389 (US$38,512) of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested restricted shares which are expected to be recognized over a weighted-average period of 2.82 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility and the exercise multiple for which employees are likely to exercise share options. For expected volatilities, the Company has made reference to the historical price volatilities of ordinary shares of several comparable companies in the same industry as the Company. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised and is based on a consideration of research study regarding exercise pattern based on historical statistical data. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury Bills yield curve in effect at the time of grant. The estimated fair value of the ordinary shares, at the option grant dates prior to the IPO, was determined with assistance from an independent third party valuation firm. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares. Subsequent to the IPO, fair value of the ordinary shares was the price of the Company’s publicly traded shares.

In November 2016, the Company approved the vesting acceleration plan of options and restricted shares for certain employees and incremental compensation cost of RMB53,896 (US$7,763) occurred as a result of the modification.

The Company calculated the estimated fair value of the share-based awards on the respective grant dates using the binomial option pricing model with the following assumptions:

	2014	2016
Fair value of ordinary share	US$36.62	US$23.76- US$24.88
Risk-free interest rates	2.909%	1.70%-1.75%
Expected exercise multiple	2.2	2.2-2.8
Expected volatility	53.5%	63%
Expected dividend yield	0.00%	0.00%
Weighted average fair value per option granted	US$34.52-US$34.59	US$14.12- US$15.26

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

19.	SHARE-BASED COMPENSATION (CONTINUED)

Share-based compensation expenses relating to options and restricted shares granted to employees recognized for the year ended December 31, 2014, 2015 and 2016 is as follows:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Cost of revenues	8,048	6,939	12,310	1,773
Sales and marketing expenses	14,644	36,584	50,814	7,319
General and administrative expenses	20,557	40,142	77,965	11,229
Product development expenses	13,417	24,280	54,304	7,821

	56,666	107,945	195,393	28,142

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

20.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

	December 31,
	2015	2016
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	136,810	57,505	8,282
Short-term investments	667,911	486,341	70,048
Prepaid expenses and other current assets	10,397	26,113	3,761

Total current assets	815,118	569,959	82,091
Non-current assets:
Other non-current assets	7,173	5,936	855
Investment in subsidiaries and VIEs	4,047,714	5,807,841	836,503

Total non-current assets	4,054,887	5,813,777	837,358

Total assets	4,870,005	6,383,736	919,449

LIABILITIES AND SHAREHOLDERS’ EQUITY Current liabilities:
Accrued expenses and other payables	16,327	20,660	2,975
Due to subsidiaries	2,642	2,672	385

Total current liabilities	18,969	23,332	3,360

Total liabilities	18,969	23,332	3,360

Commitments and Contingencies
Shareholders’ equity:
Class A ordinary shares (par value of US$0.01 per share; 99,931,211,060 shares authorized; 51,230,242 and 115,297,224 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	3,452	7,784	1,121
Class B ordinary shares (par value of US$0.01 per share; 68,788,940 shares authorized; 61,824,328 and nil shares issued and outstanding as of December 31, 2015 and 2016, respectively)	4,183	—	—
Additional paid-in capital	2,787,103	3,006,152	432,976
Accumulated other comprehensive income	62,753	125,009	18,005
Retained earnings	1,993,545	3,221,459	463,987

Total shareholders’ equity	4,851,036	6,360,404	916,089

Total liabilities and shareholders’ equity	4,870,005	6,383,736	919,449

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

20.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative expenses	(9,178)	(24,235)	(20,533)	(2,957)

Operating losses	(9,178)	(24,235)	(20,533)	(2,957)
Interest income	4,973	11,526	7,492	1,079
Share of income of subsidiaries and VIEs	752,885	1,003,358	1,240,955	178,735

Income before income taxes	748,680	990,649	1,227,914	176,857
Income tax expense	—	—	—	—

Net income	748,680	990,649	1,227,914	176,857

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	3,946	56,821	62,256	8,967

Comprehensive income	752,626	1,047,470	1,290,170	185,824

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Net cash used in operating activities	(8,908)	(2,017)	(23,846)	(3,435)

Net cash used in investing activities	(796,209)	(132,976)	(86,743)	(12,494)

Net cash generated from financing activities	404,754	30,200	25,420	3,661

Effect of exchange rate changes on cash and cash equivalents	3,727	7,569	5,864	845

Net decrease in cash and cash equivalents	(396,636)	(97,224)	(79,305)	(11,423)
Cash and cash equivalents at beginning of year	630,670	234,034	136,810	19,705

Cash and cash equivalents at end of year	234,034	136,810	57,505	8,282

(a)	Basis of accounting

For the Company only condensed financial information, the Company records its investment in its subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323-10, Investments-Equity Method and Joint Ventures: Overall. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and share of their income as “Share of income of subsidiaries and VIEs” on the condensed statements of comprehensive income. The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

(b)	Commitments

The Company does not have any significant commitments or long-term obligations as of any of the years presented.