Form 20-F
period 2017-12-31
Autohome Inc.
filed 2018-04-13
CIK 1527636

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

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

Jun Zou

Chief Financial Officer

Tel: +86 (10) 5985-7001

E-mail: ir@autohome.com.cn

Fax: +86 (10) 5985-7387

10th Floor Tower B, CEC Plaza

3 Dan Ling Street

Haidian District, Beijing 100080

The People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 117,140,856 Class A ordinary shares, par value US$0.01 per share, and 0 Class B ordinary shares, par value US$0.01 per share, were outstanding as of December 31, 2017.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐

If a an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

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

The following tables present the selected consolidated financial information for our company. Our selected consolidated statements of operations data presented below for the years ended December 31, 2015, 2016 and 2017 and our selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015 and the selected consolidated statements of operations data for 2013 and 2014 presented below have been derived from our consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	(in thousands, except for number of shares and per share data)
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Statements of Operations Data:
Net revenues	1,216,548	2,132,949	3,463,975	5,961,621	6,210,181	954,487
Cost of revenues	(252,236)	(381,498)	(669,121)	(2,393,165)	(1,358,685)	(208,826)

Gross profit	964,312	1,751,451	2,794,854	3,568,456	4,851,496	745,661
Operating expenses
Sales and marketing expenses	(245,228)	(559,070)	(1,127,484)	(1,536,939)	(1,647,519)	(253,219)
General and administrative expenses	(82,529)	(129,751)	(193,655)	(306,794)	(281,951)	(43,335)
Product development expenses	(81,651)	(158,395)	(273,908)	(571,354)	(878,773)	(135,065)

Operating profit	554,904	904,235	1,199,807	1,153,369	2,043,253	314,042
Interest income	11,082	34,682	63,218	88,168	220,282	33,857
Interest expense	(414)	—	—	—	—	—
Earnings/(loss) from equity method investments	—	—	102	(6,638)	(10,571)	(1,625)
Other income, net	2,884	2,544	13,064	13,953	8,577	1,318

Income before income taxes	568,456	941,461	1,276,191	1,248,852	2,261,541	347,592

Income tax expense	(112,294)	(192,781)	(285,542)	(32,629)	(267,082)	(41,050)
Net income	456,162	748,680	990,649	1,216,223	1,994,459	306,542
Net loss attributable to noncontrolling interests	—	—	—	11,691	7,160	1,100
Net income attributable to Autohome Inc.	456,162	748,680	990,649	1,227,914	2,001,619	307,642
Earnings per share for ordinary shares
Basic	4.57	7.01	8.83	10.75	17.20	2.64
Diluted	4.37	6.64	8.57	10.58	16.95	2.61
Weighted average number of shares used to compute earnings per share(1)
Ordinary shares(2):
Basic	99,898,154	106,735,303	112,227,405	114,237,600	116,379,846	116,379,846
Diluted	104,329,226	112,831,585	115,646,826	116,036,327	118,058,856	118,058,856
Dividend per share(3)	—	—	—	—	—	—

(1)	Earnings per share for ordinary shares (Diluted) for each year from 2013 to 2017 were computed after taking into account the dilutive effect of the shares underlying our employees’ share-based awards.
(2)	Represents our ordinary shares, par value US$0.01 per share, before our IPO, and our Class A and Class B ordinary shares, par value US$0.01 per share, after our IPO. In June 2016, all of our Class B ordinary shares were converted into Class A ordinary shares when Telstra Holdings, our then largest shareholder, transferred approximately 47.4% of our total issued and outstanding shares to Yun Chen Capital Cayman. As holders of Class A and Class B ordinary shares have the same dividend right in our undistributed earnings, the basic and diluted net income per Class A ordinary share and Class B ordinary share are the same for all the periods presented during which there were two classes of ordinary shares in issue. The weighted average number of shares represents the sum of the weighted average number of Class A and Class B ordinary shares. Please see “Earnings per Share” under Note 17 to our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amounts and the weighted average number of Class A and Class B ordinary shares.
(3)	Dividends distributed to our shareholders in 2013 was a one-time distribution due to special circumstances. The special cash dividends declared in November 2017 to the holders of our Class A ordinary shares of record as of the close of business on January 4, 2018 was paid in the amount of US$0.76 per share (inclusive of applicable fees payable to our depositary bank) on or about January 15, 2018. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

	As of December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents, restricted cash and short-term investments	1,383,613	2,772,191	4,169,053	5,733,321	8,154,224	1,253,282
Accounts receivable, net	465,712	736,695	1,075,456	1,205,924	1,893,737	291,062
Total current assets	1,862,612	3,582,797	5,696,498	7,432,532	10,258,586	1,576,718
Total assets	3,512,950	5,278,515	7,530,076	9,392,026	12,294,975	1,889,705
Deferred revenue	213,240	438,797	872,487	1,012,143	1,409,485	216,634
Total current liabilities	789,818	1,080,657	2,156,534	2,544,040	3,889,316	597,778
Total liabilities	1,300,586	1,613,092	2,679,040	3,040,813	4,359,689	670,073
Total Autohome Inc. shareholders’ equity	2,212,364	3,665,423	4,851,036	6,360,404	7,951,637	1,222,145
Total equity	2,212,364	3,665,423	4,851,036	6,351,213	7,935,286	1,219,632

Exchange Rate Information

Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5063 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 29, 2017. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 6, 2018, the exchange rate was RMB6.3045 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 6)	6.3045	6.2960	6.3045	6.2785

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We rely on China’s automotive industry for substantially all of our revenues and future growth, the prospects of which are subject to many uncertainties, including government regulations and policies.

We rely on China’s automotive industry for substantially all of our revenues and future growth. We have greatly benefited from the growth of China’s automotive industry during the past few years. China is one of the world’s major automotive markets. However, car ownership rate in China is still low, indicating significant room for continued growth. We cannot predict how this industry will develop in the future. Further, the growth of China’s automotive industry could be affected by many factors, including general economic conditions in China, the urbanization rate of China’s population, the growth of disposable household income, the costs of new automobiles as well as taxes and incentives related to automobile purchases. In addition, governmental policies may have a considerable impact on the growth of the automotive industry in China. For example, in an effort to alleviate traffic congestion and improve air quality, the Beijing municipal government issued a regulation in December 2010 to limit the number of new passenger vehicle plates issued in Beijing each year to 240,000 commencing in 2011, and the limitation was subsequently reduced to 150,000 starting from 2014 to 2017, and further to 100,000 in 2018. There are similar policies that restrict the issuance of new passenger vehicle plates in several other major cities in China. In 2015, the PRC government released high automobile emission standards and new tax benefits for electric cars. In 2014 and 2017, respectively, the PRC government released two rules allowing the purchase of new energy vehicles to be exempt from vehicle purchase tax between 2014 and 2020. Moreover, since the beginning of 2018, there are various rules promulgated by the PRC government that have tightened the regulation of the entire automobile industry, such as setting higher standards and more stringent requirements for approval of automobile loans, more stringent emission standards for light-duty vehicles starting from January 1, 2018 and progressively stricter requirements on all sales and registration of light-duty vehicles starting from July 1, 2020, and the cancellation of the reduction of vehicle purchase tax on light vehicles by reverting the tax rate back to 10% starting from January 1, 2018. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive industry, and in turn reduce demand for automobiles. If automakers and automobile dealers were to reduce their marketing expenditures as a result, our business, financial condition and results of operations could be materially and adversely affected.

We face significant competition, and if we fail to compete effectively, we may lose market share and our business, prospects and results of operations may be materially and adversely affected.

The markets for our services are highly competitive. With respect to our auto media business, we face competition from China’s automotive vertical websites and mobile applications, such as Xcar, PCauto and BitAuto, from the automotive channels of major internet portals, such as Sina and Sohu, and from companies engaged in mobile social media, news, video and live-streaming applications. We may also face competition from online automobile transaction platforms, such as maodou.com, taoche.com, 51auto, Uxin, Guazi and Renrenche, as we develop our auto e-commerce business. Our auto finance business faces competition from other auto finance companies, such as Yixin. In addition, we also face competition from companies engaged in social media business, such as Jinri Toutiao and Tencent. Competition with these and other websites and mobile applications is primarily centered on increasing user reach, user engagement and brand recognition, relationships with the suppliers, and attracting and retaining advertisers or customers, among other factors.

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

For our media business, we also face competition from traditional advertising media, such as newspapers, magazines, yellow pages, television, radio and outdoor media. Advertisers in China generally allocate a significant portion of their marketing budgets to traditional advertising media. If we cannot effectively compete with traditional media for the marketing budgets of our existing and potential customers, our results of operations and growth prospects could be adversely affected. For our e-commerce business, as online automobile transaction is a relatively new business model and consumers in China might be accustomed to make automobile purchases offline, we cannot guarantee that the automobile consumers in China will accept such business model.

If we cannot maintain customer recognition and trust in us, our results of operations and growth prospects could be adversely affected.

We may not be able to manage our expansion and new business initiatives effectively.

We have experienced rapid growth in our business in recent years. The number of our employees has grown rapidly from 3,292 as of December 31, 2015 to 3,752 as of December 31, 2016 and further to 4,097 as of December 31, 2017. Our net revenues increased from RMB3,464.0 million in 2015 to RMB5,961.6 million in 2016 and RMB6,210.2 million (US$954.5 million) in 2017, representing a CAGR of 33.9%. We expect to continue to grow our user base and our business operations. We have begun to implement our future strategy to integrate four key market segments in our consumer centric automotive ecosystem, namely auto-media, auto-ecommerce, auto-finance and auto-lifestyle. Our “4+1” strategy continues to drive our growth momentum and guide us in our transformation from a content-led vertical media business to an automotive eco-platform based on our advanced data and technology. Also, we are committed to strengthening our competitive advantage in the core media and leads generation business and have begun to benefit from executing new business initiatives, including data products and auto-financing.

Although we have achieved profitability in recent periods, our rapid expansion and new business initiatives may expose us to new challenges and risks and may make the prediction of our future results of operations difficult. As a growing company facing risks and uncertainties, our historical results of operations should not be taken as indicative of the rate of growth, if any, that can be expected in the future. In addition, we may not have sufficient experience in executing our new business initiatives. To manage the further expansion of our business, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and internal controls. We also need to train, manage and motivate our growing employee base. In addition, we need to maintain and expand our relationships with automakers, automobile dealers, advertising agencies and other third parties. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations. We may be required to further increase our research and development expenses in order to enhance our technology capabilities, such as augmented reality (AR) technologies and big data technologies, to support any such expansion and our efforts may not be effective. In the future, we may also commit our resources to develop and expand our new business initiatives. Furthermore, we need to quickly respond to the market reaction to our new business initiatives and adjust accordingly. If we fail to manage our expansion and new business initiatives effectively or efficiently, our business and results of operations may be materially and adversely affected.

If we are unable to grow our new vehicle transaction business, we may not be able to achieve our expected business growth and our results of operations may be adversely affected.

We started to develop our new vehicle transaction business in 2014 and expanded to include direct vehicle sales and platform-based services facilitating transactions through our transaction platform. In June 2014, we launched Autohome Mall, which is a full-service online transaction platform for users to review automobile-related information, purchase coupons offered by automakers for discounts and make purchases to complete the transaction. In late 2016, we gradually shifted the focus to becoming an asset-light vehicle e-commerce platform to facilitate transactions between consumers and automakers or independent automobile sellers that obtain vehicles from legitimate distribution channels other than through direct authorization from and dealership arrangements with automakers. In 2017, platform-based service revenues under our new vehicle transaction business were primarily entrance fees we collected from automakers and independent automobile sellers that participated in our transaction platform and other service fees for facilitating transactions. We cannot guarantee you that our change of focus will be successful to meet consumers’ expectation or demand for vehicles on our transaction platform.

We will need to react quickly to meet the changing consumer preferences and buying trends relating to our transaction business. We will also face competition from other websites and mobile applications engaged in the online automobile transaction business and from traditional dealerships. Furthermore, we must keep up to date with competitive technology trends, including the use of new or improved technology, creative user interfaces and other transaction marketing tools, such as paid search and mobile applications among others, which may increase our costs but may not succeed in increasing sales or attracting consumers. Developing the transaction business may require significant investment in product development, sales and marketing and working capital, and we may not be able to get the expected return on our investment. As online automobile transaction is a relatively new business model, we cannot guarantee that the automobile consumers in China will accept our business model. Due to the limited operating history of our transaction business, we cannot predict that whether consumers, automakers or independent automobile sellers will trust our platform. Also, as we continue to develop our transaction business, we may need to comply with additional laws and regulations, including any evolving licensing requirements. We may fail to obtain and continuously maintain permits or licenses that applicable regulators may deem necessary for our operations. Our failure to successfully mitigate these risks and uncertainties might adversely affect the financial performance of our transaction business, as well as damage our reputation and brand.

If we are not able to effectively attract consumers, automakers or independent sellers to complete automobile transactions on our platform, the service fees we receive from our transaction business may be negatively affected. Finally, developing the transaction business may take up our management’s time and allow them less time to focus on our other businesses. Our transaction business is substantially dependent on the sales level of new vehicles in China, which is sensitive to changing economic conditions.

Also, the success of our transaction business depends, in part, on third parties and factors over which we have limited control. For example, we rely on independent automobile sellers and our logistics partners to perform order fulfillments for vehicles sold on our platform. We may not have full control over the offline order fulfillment procedures, and any dissatisfaction from the consumers might result in customer complaints. We cannot guarantee that such complaints will be resolved in a satisfactory manner. As a result, our reputation could be harmed, which could adversely affect our business and financial performance.

If we are unable to grow our auto finance business, we may not be able to achieve our expected business growth and our results of operations may be adversely affected.

In early 2017, we launched our auto finance business and started to provide services to our cooperative banks and financial institutions by displaying and marketing their financial products, including financing and financial leasing products, on our platform. We enable our cooperative banks and financial institutions to present their financial products to users of our websites and mobile applications and to accept users’ auto financing applications. In addition, we acquired a Chinese insurance broker, Shanghai Tianhe Insurance Brokerage Co., Ltd. in September 2017, and started to engage in offline insurance brokerage business in November 2017. We are currently undertaking the filing process required for engaging in online insurance business, which we may conduct in the future. Since insurance brokerage is an industry under specific regulatory system and supervision in the PRC, as our insurance brokerage business grows, we may be exposed to the relevant regulatory risks in connection with our internal control or other compliance matters if we cannot satisfy all the requirements imposed on insurance brokerage companies by the competent PRC governmental authorities. In addition, although we have an existing large user base, we cannot assure you that the business model of our auto finance business will be attractive to users and financial partners. Failure to provide satisfactory services on our platform or facilitate financing transactions between our users and financial product providers would cause an adverse impact on our auto finance business. As a result, we may not be able to achieve our expected business growth and our results of operations may be adversely affected.

If we fail to attract and retain users and customers, our business and results of operations may be materially and adversely affected.

In order to maintain and strengthen our position as the leading online destination for automobile consumers in China, we must continue to attract and retain users to our websites and mobile applications, which requires us to continue to provide quality content throughout the automobile ownership life cycles. We must also innovate and introduce services and applications that enhance user experience. In addition, we must maintain and enhance our brand recognition among consumers. If we fail to provide high-quality, enriched and customized content, offer a superior user experience or maintain and enhance our brand recognition, we may not be able to attract and retain users. Also, the user experience we offer to automobile consumers may be negatively affected by the non-automobile advertisements displayed on our websites and applications. If our user base decreases, our websites may be rendered less attractive to advertisers and our services may become less attractive, which may have a material and adverse impact on our business, financial condition and results of operations. For our leads generation services, if our service delivery model doesn’t gain sufficient market acceptance, we may not be able to sustain our revenue growth and operating profit.

We may not be able to successfully monetize and expand our mobile internet services.

We plan to continue to expand our mobile internet services and explore monetization strategies for our mobile internet services. We have made significant efforts in recent years to optimize the mobile version of our websites and mobile applications to display our content and develop new mobile applications to capture a greater number of users that access our services through mobile devices. For example, the number of our average daily unique users who access our websites via mobile devices and the number of our average daily unique users of our mobile applications amounted to approximately 13.7 million and 8.8 million, respectively, in the fourth quarter of 2017. We plan to devote more resources to enhance the functions and user interfaces of our mobile applications. However, if we are unable to attract and retain a substantial number of mobile device users, or if we do not keep up with our competitors in developing attractive services that are adapted for such mobile devices, we may fail to capture a significant share of an increasingly important portion of the mobile internet market for our services or lose existing users. Our limited experience in monetizing our mobile internet services makes it difficult to predict whether we will succeed in developing mobile applications that appeal to automakers and dealers. Our experience in developing browser-based applications may not be relevant to developing mobile applications.

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

A limited number of automaker advertisers have accounted for, and are expected to continue to account for, a large portion of our media services revenues. In each of 2015, 2016 and 2017, 87, 95 and 101 automakers operating in China used our media services. These automakers include independent Chinese automakers, joint ventures between Chinese and international automakers and international automakers that sell cars made outside of China. In 2017, our top five automaker advertisers contributed 18.9% of our media services revenues. We believe that our major future revenue growth will be focused on deepening our existing commercial relationships with automakers to increase our share of each automaker’s advertising budget. There is no assurance that our relationships with any of our existing automaker customers will continue in the future. If we lose one or more of our important automaker customers, or if they materially reduce their purchase of our services, our results of operations would be materially and adversely affected.

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

If our service offerings to dealers cannot gain sufficient market acceptance, we may not be able to sustain our revenue growth and operating profit.

We had local sales and service representatives covering 206 cities across China as of December 31, 2017. We intend to increase our penetration in existing dealer advertising and subscription services markets. We have implemented business strategies to further monetize our large dealer network by enlarging the offering of products and services on our dealer digital platform and increasing the average spending of our existing dealer subscribers and upselling our dealership packages for our leads generation services. We have been continuously integrating new technologies into our dealer digital platform. However, our monetization and expansion strategies, in particular our “share of wallet” approach, sales and marketing efforts designed to attract dealer advertisers and increase the average spending of our existing dealer subscribers, may be unsuccessful. We may not be able to realize the market acceptance of our products and services as we expected and thus may fail to achieve an increase in the “share of wallet” from the paying dealers on our platform or maximize the pool of dealer subscription. In addition, as China is a large and diverse country and business practices and demands may vary significantly by region and by the level of development of the cities, our experience in the markets in which we currently operate may not be applicable in every part of China or in the lower-tier cities in China. If the service offerings catered to dealers on our platform turn out to be unattractive, we will not be able to generate sufficient revenues to cover our increased costs and expenses. As a result, our business and results of operations may be materially and adversely affected.

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

We have incurred expenses on a variety of marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products and services. Our marketing and promotional activities may not be well received by customers and may not result in the level of sales of products and services that we anticipate. We incurred RMB1,127.5 million, RMB1,536.9 million and RMB1,647.5 million (US$253.2 million) in sales and marketing expenses in 2015, 2016 and 2017, respectively, representing 32.6%, 25.8% and 26.5%, respectively, of total net revenues in the corresponding years. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. We conducted various sales and marketing initiatives to promote our brands through websites, search engines, mobile platforms, navigation sites and traditional media channels, for example, the annual “Singles’ Day” event and “AR Auto Show” event. We also conducted various offline promotional activities and cooperated with brands and dealers for promotions in target regions. We may not be able to continue or conduct these activities efficiently, and our marketing activities may not yield satisfactory results. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could impact our net revenues and profitability.

We may not be able to sustain our historical growth.

Our historical growth rates may not be indicative of our future growth, and we may not be able to generate similar growth rates in the future. Our net revenue increased from RMB3,464.0 million in 2015 to RMB5,961.6 million in 2016 and further increased to RMB6,210.2 million (US$954.5 million) in 2017 representing a CAGR of 33.9%. Also, our net income attributable to Autohome Inc. increased from RMB990.6 million in 2015 to RMB1,227.9 million in 2016 and RMB2,001.6 million (US$307.6 million) in 2017, representing a CAGR of 42.1%. Our revenue or profit growth may slow down, or our revenues or profits may decline for any occurrence of possible reasons, including increasing operating expenses, increasing competition, slow growth of our business development, emergence of alternative business models, and changes in government policies or general economic conditions. We cannot assure you that we will grow at the same rate as we had in the past. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

Inaccuracy in pricing and listing information provided by dealers and independent automobile sellers on our platform may adversely affect our business and financial performance.

Our automobile listings and promotional information are provided and updated by the dealers and independent automobile sellers on our platform. Users interested in particular vehicle models can conveniently search for up-to-date information on such models without having to visit the local showrooms of relevant dealers or solicit related information from other sources. Although we have optimized our system to detect pricing inaccuracy and have leveraged our advanced technology and third-party data to improve the accuracy of price listings and promotional information on our platform, we cannot assure you that these measures are always effective to ensure the accuracy and reliability of pricing and listing information provided to our users. If such listings and promotional information provided by the dealers and independent automobile sellers on our platform are frequently inaccurate or not reliable, our users may lose faith in our websites and mobile applications, resulting in reduced user traffic to our websites and mobile applications and diminished value to advertisers. We may receive more customer complaints, and we may need to allocate more resources in responding and handling such complaints. We cannot guarantee that such complaints will be resolved in satisfactory outcome. Our reputation could be harmed, which could adversely affect our business and financial performance.

If we are unable to maintain our relationships with advertising agencies or if we are unable to collect accounts receivable from advertising agencies in a timely manner, our results of operations and prospects may be materially and adversely affected.

Although we consider automakers and automobile dealers to be our end-customers for our media services, we sell our advertising services and solutions primarily to third-party advertising agencies that represent the automakers and automobile dealers, as is customary in China. We rely on a few advertising agencies to maintain our business relationships with automakers and automobile dealers. We do not have long-term cooperation agreements or exclusive arrangements with these agencies and they may elect to direct business to other advertising service providers, including our competitors. If we fail to retain and enhance our business relationships with third-party advertising agencies, in particular the few ones we frequently transact with, we may suffer from a loss of advertisers and our business, financial condition, results of operations and prospects may be materially and adversely affected. In our agreements with certain major advertising agencies, we undertake to provide them with most favored pricing terms. Such most favored pricing terms may hinder our ability to acquire new customers using special pricing terms.

In addition, we rely on third-party advertising agencies for the collection of payment from advertisers and we rely on a few advertising agencies to collect a significant portion of our total account receivables. As a result, the financial soundness of advertising agencies may affect our collection of accounts receivable. We make a credit assessment of the advertising agency to evaluate the collectability of the advertising service fees before entering into an advertising contract. However, we cannot assure you that we will be able to accurately assess the creditworthiness of each advertising agency, and any failure of advertising agencies to pay us in a timely manner may adversely affect our liquidity and cash flows.

If online advertising and promotion do not continue to grow in China, our ability to increase revenue and profitability could be materially and adversely affected.

With the continuous growth of internet usage in China, the internet has become an increasingly important marketing and advertising channel to China’s automotive industry. Although online advertising and promotion have constituted a significant portion of the overall marketing activities of our current and potential advertisers and dealer subscribers, if the promotional effect or outcome realized through online advertising and promotion cannot meet the expectations of advertisers and dealer subscribers or address their needs, our advertisers and dealer subscribers may decrease their spending and efforts on online advertising and promotion and devote more marketing budgets to traditional print and broadcast media. Our ability to increase revenue and profitability from online marketing may be adversely impacted by a number of factors, many of which are beyond our control, including:

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

If we are unable to grow our used automobile-related business through our che168.com website and mobile application, we may not be able to achieve our expected business growth and our results of operations may be adversely affected.

Our che168.com website has been focusing on used automobile information and content since October 2011. We also launched che168.com mobile application in 2012. Through these platforms, we offer used automobile listing services to used automobile dealers and individual car owners through a user interface that allows potential used car buyers to identify listings that meet their specific requirements and contact the seller.

We may not be able to successfully grow our used automobile-related business through our che168.com website and our used car platform services. Although the used automobile market in China is growing due to the increased number of consumer-owned automobiles, there is still significant uncertainty regarding the extent to which our used automobile-related business may benefit from such growth. We may not be able to source sufficient used automobiles or attract a broad user base to our che168.com website and mobile application or be successful compared to our competitors. Even if we are able to do so, we may not be able to establish a business model that allows us to effectively monetize the user traffic. We may not be able to successfully facilitate used car transactions and our services might not be satisfactory to the used car buyers or sellers. In such cases, we may not be able to achieve our expected business growth and our results of operations may be adversely affected.

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

In addition, because a significant portion of our revenues arising from our media services is attributable to new model promotion campaigns, the timing of new car releases of our major automaker advertisers can have a significant impact on our results of operations. The timing of such releases, however, is subject to uncertainty due to various factors, such as automakers’ design or manufacturing issues, marketing conditions and government incentives or restrictions. These factors may make our results of operations difficult to predict and cause our quarterly results of operations to fall short of expectations.

Problems with our network infrastructure or information technology systems could impair our ability to provide services.

Our ability to provide our users with a high-quality online experience depends on the continuing operation and scalability of our network infrastructure and information technology systems. Our systems are potentially vulnerable to damage or interruption as a result of earthquakes, floods, fires, extreme temperatures, power loss, telecommunications failures, technical error, computer viruses, hacking or similar events. We may encounter problems when upgrading our systems or services and undetected programming errors could adversely affect the performance of the software we use to provide our services. The development and implementation of software upgrades and other improvements to our internet services is a complex process, and issues not identified during pre-launch testing of new services may only become evident when such services are made available to our entire user base.

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

Failure to ensure and protect the confidentiality of personal data of customers could subject us to penalties, negatively impact our reputation and brand and deter customers from using our platform.

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

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms have recently come under increased public scrutiny. As China’s internet industry continues to evolve, we believe that it is likely that the PRC government will strengthen the supervision and regulation on data privacy on the internet. We may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers. We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, subject us to significant penalties and negative publicity, require us to change our business practices, increase our operating costs and ultimately cause an adverse effect on our business.

Pursuant to the General Rules of the Civil Law of the PRC which was promulgated in March 2017 and came into effect in October 2017 and the Cyber Security Law of the PRC, which was promulgated in November 2016 and became effective in June 2017, any organizations and individuals who require personal information of others should not illegally collect, use or disclose it. Furthermore, network operators are not allowed to collect personal information which is irrelevant to the services they provide or to collect or use personal information in violation of laws, regulations and mutual agreements. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet Privacy.”

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

Our success depends on the continuous efforts and services of our senior management team and other key personnel. If one or more of our executive officers or other key personnel are unable or unwilling to continue to provide us with their services, we might not be able to replace them within a short period of time or at all. Our business could be severely disrupted, our financial condition and results of operations could be materially and adversely affected, and we might incur additional expenses to recruit, train and retain personnel. Our senior management team is crucial to executing our business strategies. Failure to retain our key management and personnel may create considerable uncertainty on the direction of our future development. If any of our executive officers joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between us and our executive officers, we may have to incur substantial costs and expenses in order to enforce these agreements in China.

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

We rely on a combination of trademark, patent, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as through confidentiality agreements and other measures, to protect our intellectual property rights. Our major brand names and logos are registered trademarks in China. Most of our original generated content and professionally generated content available on our websites and mobile applications and proprietary software are protected by copyright laws. Despite our precautions, third parties may obtain and use our intellectual property without our authorization. Historically, the legal system and courts of the PRC have not protected intellectual property rights to the same extent as the legal system and courts of the United States, and companies operating in the PRC continue to face an increased risk of intellectual property infringement. Furthermore, the validity, application, enforceability and scope of protection of intellectual property rights for many internet-related activities, such as internet commercial methods patents, are uncertain and still evolving in China and abroad, which may make it more difficult for us to protect our intellectual property. From time to time, other websites may use our articles, photos or other content without our proper authorization. Although such use has not in the past caused any material damage to our business, it is possible that there may be misappropriation on a much larger scale with a material adverse impact to our business. If we are unable to adequately protect our intellectual property rights in the future, our brand and business may suffer.

We may be vulnerable to intellectual property infringement claims brought against us by others.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violation of other parties’ rights. We have not experienced any material claims on these issues against us in the past, but as we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We could also be subject to claims based upon the content that is displayed on our websites, our mobile platforms or accessible from our websites through links to other websites or information on our websites and mobile applications supplied by third parties. Intellectual property claims and litigation are expensive and time-consuming to investigate and defend and may divert resources and management attention from the operation of our websites and mobile applications. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our websites and mobile applications to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and results of operations.

We may be subject to liability for advertisements and other content placed on our websites and mobile applications.

The PRC government has adopted regulations governing advertising content as well as internet access and the distribution of information over the internet. Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our websites and mobile applications to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Advertisements.” Under the internet information regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, compromises national security, harms the dignity or interests of the state, incites ethnic hatred or racial discrimination, undermines the PRC’s religious policy, disturbs social order, disseminates obscenity or pornography, encourages gambling, violence, murder or fear, incites the commission of a crime, infringes upon the lawful rights and interests of a third party, or is otherwise prohibited by law or administrative regulations. Internet service providers are required to conduct verification of identity information of users. If information disseminated by internet users on their internet accounts or internet chat groups contains information prohibited by laws and regulations, the service providers are obliged to take measures including issuing warnings to the relevant users, suspending their publication of the inappropriate information or closing their accounts or chat groups. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet Content Services.” Under the regulations on online live-streaming services, online live-streaming service providers shall establish platforms for reviewing live-streaming content. Online live-streaming service providers and online live-streaming publishers that provide internet news information services without permits, or exceeding the scope of their permits, are subject to punishment. See “Item 4. Information on the Company—B. Business Overview—Regulations on Online Performances and Online Live-streaming Services.”

We display both automotive and non-automotive advertisements on our websites and mobile applications. In addition, we allow users to upload written materials, images, pictures and other content on our websites, mobile applications, including user forums, and also allow users to share and link to content from other websites through our websites, mobile applications, including user forums. Moreover, we have also added online live-streaming features on our websites and mobile applications. Failure to identify and prevent illegal or inappropriate content from being displayed on or through our websites and mobile applications may subject us to liability. We cannot assure you that all of the advertisements and content shown or posted on our websites and mobile applications adhere to the advertising and internet content laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations.

If PRC regulatory authorities determine that any advertisements or content displayed on our websites and mobile applications do not adhere to applicable laws and regulations, they may require us to limit or eliminate the dissemination or availability of such advertisements and other content on our websites and mobile applications in the form of take-down orders or otherwise. Such regulatory authorities may also impose penalties on us, including fines, confiscation of advertising income or, in circumstances involving more serious violations by us, the termination of our advertising or internet content licenses, any of which would materially and adversely affect our business and results of operations.

In addition, we may be subject to claims by consumers asserting that the information on our websites and mobile applications is misleading, and we may not be able to recover our losses from advertisers. As a result, our business, financial condition and results of operations could be materially and adversely affected.

We may undertake acquisitions, investments, joint ventures or other alliances, which could prove difficult to integrate, disrupt our business or otherwise negatively impact our results of operations.

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

The realization of any of these risks could materially and adversely affect our business. To the extent any of our directors or officers also invests in a capacity other than as our director or officer, his or her interest may not be aligned with ours.

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

The global financial markets experienced significant disruptions in 2008 and the United States, European and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. It is unclear whether these challenges will continue to exist and what effects they each may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of automobiles, and our advertisers may also defer, reduce or cancel purchasing our services. To the extent any fluctuations in the Chinese economy significantly affect automakers’ and dealers’ demand for our services or change their spending habits, our results of operations may be materially and adversely affected.

Our third-party vendors may raise prices and as a result, increase our operating expenses.

We rely on third parties for certain essential services, such as internet services and we may not have any control over the costs of the services they provide. The third-party service providers may raise their prices, which might not be commercially reasonable to us. If we are forced to seek other providers, there is no assurance that we will be able to find alternative providers willing or able to provide comparable high-quality services and there is no assurance that such providers will not charge us higher prices for their services. If the prices that we are required to pay third-party service providers rise significantly, our results of operations could be adversely affected.

We are a “controlled company” within the meaning of the NYSE corporate governance requirements, which may result in public investors not having as much protection as they would if we were not a controlled company.

As of March 31, 2018, Yun Chen Capital Cayman, or Yun Chen, a wholly owned subsidiary of Ping An Insurance (Group) Company of China, Ltd., or Ping An Group, owned 52.7% of the total voting rights in our company, and we are a “controlled company” under Section 303A of the New York Stock Exchange Listed Company Manual. As a controlled company, we rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirements that:

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

In addition, because Ping An Group beneficially owns over 50% of the voting rights in our company, it has decisive influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Without the consent of Ping An Group, we may be prevented from entering into transactions that could be beneficial to us. The interests of Ping An Group may differ from the interests of our other shareholders. Furthermore, Ping An Group’s business activities, although not related to our operations, may adversely impact reputation. As Ping An Group is a public company listed on the Hong Kong Stock Exchange and beneficially controls a majority of our voting rights, Ping An Group may be required to disclose information on us from time to time, which may subject us to additional costs and efforts in making such disclosures.

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.

The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2017. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2017. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We are vulnerable to health epidemics, natural disasters, and other calamities. Any of such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our offices, which may disrupt our business operations and adversely affect our results of operations. In addition, our results of operations could be adversely affected to the extent that any of these catastrophic events harms the Chinese economy in general.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that provide internet content services in China. Specifically, foreign ownership of internet service providers or other value-added telecommunication service providers may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the Ministry of Culture, the State Administration of Radio, Film and Television, or the SARFT, the General Administration of Press and Publication, or the GAPP, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce in June 2005, foreign investors are prohibited from investing in or operating “internet cultural activities.” We are a Cayman Islands company and foreign legal person under PRC laws. Accordingly, neither we nor our wholly foreign-invested PRC subsidiaries are currently eligible to apply for the required licenses for providing internet content services in China.

As such, we conduct our business related to internet content services by entering into a series of contractual arrangements with two of our VIEs in China, namely Beijing Autohome Information Technology Co., Ltd., or Autohome Information, Beijing Shengtuo Hongyuan Information Technology Co., Ltd., or Shengtuo Hongyuan. In particular, Autohome Information currently holds an ICP license, a Surveying and Mapping Qualification Certificate for Internet Mapping, an Operating License for the Production and Dissemination of Radio and Television Programs, an internet Audio/Video Program Transmission License, and an Internet Culture Business Permit. In addition, Autohome Information is the sole shareholder of Shanghai Tianhe Insurance Brokerage Co., Ltd. which holds the license for engaging in insurance brokerage business. Shengtuo Hongyuan currently holds an ICP license, a Surveying and Mapping Qualification Certificate for Internet Mapping, an Operating License for the Production and Dissemination of Radio and Television Programs and is operating the che168.com website and automobile application-related business.

These two VIEs are currently owned by individual shareholders who are PRC citizens and hold the requisite licenses or permits to operate internet business in China. We do not have any equity interest in these two VIEs but substantially control their operations and receive the economic benefits through contractual arrangements. We have been and are expected to continue to be dependent upon these two VIEs and their respective subsidiaries for the above mentioned business operations. For more information regarding these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Contractual Agreements with our Variable Interest Entities.”

In consideration of the previous restrictions imposed on the shareholders of foreign-invested companies engaging in advertising business, we once conducted advertising business by entering into a series of contractual arrangements with the other two VIEs in China, namely Guangzhou You Che You Jia Advertising Co., Ltd., or Guangzhou Advertising, and Shanghai You Che You Jia Advertising Co., Ltd., or Shanghai Advertising. Since the relevant regulatory environment developed, such restrictions were lifted in 2015. Therefore, in 2015, we completed the migration of our advertising business from Guangzhou Advertising, Shanghai Advertising and other PRC entities to the PRC subsidiaries of Autohome Media, a Hong Kong company. Guangzhou Advertising and Shanghai Advertising currently are not conducting any business and are in the process of liquidation and dissolution, which are expected to be completed by the end of 2018.

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

If we or any of our current or future VIEs or subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Industry and Information Technology, or the MIIT, which regulates internet information services companies, the China Insurance Regulatory Commission, or CIRC, and the China Securities Regulatory Commission, or the CSRC, would have broad discretion in dealing with such violations, including levying fines, confiscating our income or the income of Autohome WFOE, Beijing Chezhiying Technology Co., Ltd., or Chezhiying WFOE and the VIEs, revoking the business licenses or operating licenses of Autohome WFOE, Chezhiying WFOE and the VIEs, shutting down our servers or blocking our websites and mobile applications, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, or taking other enforcement actions that could be harmful to our business.

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

We have relied and expect to continue to rely on (i) contractual arrangements with Autohome Information and two of its subsidiaries, Autohome Advertising and Chengshi Advertising, and shareholders of Autohome Information and (ii) contractual arrangements with Shengtuo Hongyuan and its two subsidiaries and shareholders to operate our business. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with our Variable Interest Entities.” These contractual arrangements may not be as effective in providing us with control over our VIEs as direct ownership. If we had direct ownership of these entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by these entities and their shareholders of their contractual obligations to exercise control over our VIEs. Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over their operations as direct ownership would be.

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

The interests of the individual nominee shareholders of our VIEs may be different from our interests, which may materially and adversely affect our business.

The individual nominee shareholders of Guangzhou Advertising, Shanghai Advertising, Autohome Information and Shengtuo Hongyuan are Min Lu, chairman of our board of directors and our chief executive officer, and Haiyun Lei, an employee of the affiliate of Yun Chen and has been with Ping An Group and its affiliates for more than 20 years. They each hold 50% of the equity interests in Guangzhou Advertising, Shanghai Advertising, Autohome Information and Shengtuo Hongyuan. Each of these two individuals is a PRC citizen. The interests of the individual nominee shareholders of our VIEs may be different to our interest. For example, the individual nominee shareholders of our consolidated affiliated entities do not have a significant equity stake in our company. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when a conflict of interest arises, any or all of these shareholders will act in the best interests of our company or such conflict will be resolved in our favor.

Currently, we do not have any arrangements to address potential difference of interests between these individual nominee shareholders and our company. We rely on these individuals to comply with the laws of China, which protect contracts, provide that directors and executive officers owe a duty of loyalty and a duty of diligence to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gain. We also rely on Mr. Min Lu, our chairman of the board of directors and our chief executive officer, to abide by the laws of the Cayman Islands, which provide that directors owe a duty of care to our company. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any difference of interests or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and VIEs. We may make loans to our PRC subsidiaries and VIEs, or we may make additional capital contributions to our PRC subsidiaries. Any loans by us to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance its activities cannot exceed statutory limits and must be registered with the competent local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be filed with the PRC Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our VIEs, which are PRC domestic companies. Further, we are not likely to finance the activities of our VIEs by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet content services.

Pursuant to both of SAFE Circular 19 and SAFE Circular 16 promulgated in March 2015 and June 2016, respectively, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. According to SAFE Circular 19 and SAFE Circular 16, such Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, it is still not clear whether foreign-invested enterprises like our PRC subsidiaries are allowed to extend intercompany loans to our VIEs. In addition, as SAFE Circular 19 and SAFE Circular 16 were promulgated recently, there remain substantial uncertainties with respect to the interpretation and implementation of these circulars by relevant authorities. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Foreign Exchange.”

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our equity offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

If our PRC subsidiaries or VIEs become the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy some of our key assets, which could reduce the size of our operations and materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.

As our two VIEs, namely Guangzhou Advertising and Shanghai Advertising, have no longer operated any business since 2017, we are currently undertaking the relevant PRC governmental procedures to liquidate, dissolve and de-register these non-operating VIEs. As of the date of this annual report, we conduct our business mostly through our PRC subsidiaries and the other two operating VIEs, namely, Autohome Information and Shengtuo Hongyuan, which hold operating permits and licenses and some of the key assets that are important to the operation of our business. We expect to continue to be dependent on these operating VIEs to operate our business related to internet content services in China. If the above-mentioned operating VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which would materially and adversely affect our business, financial condition and results of operations. If such VIEs undergo a voluntary or involuntary liquidation proceeding, their equity holders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which would materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.

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

The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Contractual Agreements with our Variable Interest Entities” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”. Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any company with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, the VIEs will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. The provision of internet content services, which we conduct through our VIEs, is subject to foreign investment restrictions set forth in the Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, issued by the NDRC and the Ministry of Commerce in March 2015 and revised in June 2017. It is unclear whether the new “negative list” will be different from the Catalogue. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as Ministry of Commerce market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to the PRC government regulation of the internet industry include, but are not limited to, the following:

•	We only have contractual control over our websites and mobile applications. We do not own the websites or the mobile applications due to the restriction on foreign investment in businesses providing value-added telecommunication services in China, which include internet content provision services.

•	There are uncertainties relating to the regulation of the internet industry in China, including evolving licensing requirements. This means that permits, licenses or operations at some of our subsidiaries and VIEs may be subject to challenge, or we may fail to obtain permits or licenses that applicable regulators may deem necessary for our operations, or we may not be able to obtain or renew permits or licenses. For example, both Autohome Information and Shengtuo Hongyuan may be required to obtain additional licenses, including internet publishing licenses and internet news information service licenses, if the release of articles and information on the mobile applications and the websites autohome.com.cn and che168.com is deemed by the PRC regulatory authorities as being provision of internet publishing service, internet news information service. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet Publishing” and “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet News Information Service” for additional details.

•	The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, the Cyberspace Administration of China was established in 2014, as the central Internet censorship, oversight and control agency for the PRC.

•	New laws and regulations may be promulgated to regulate internet activities, including online advertising businesses and online auto finance businesses. As such, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

•	New government policies and internal rules relating to the regulations on internet activities may negatively affect our user traffic growth. For example, the Interim Measures for the Administration of Internet Advertising, which came into effect on September 1, 2016, require that an internet advertisement shall be identifiable and clearly identified as an “advertisement” so that users will tell it is an advertisement. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on advertisements.” The Administrative Provisions on Internet Forum and Community Services and the Administrative Provisions on Internet Follow-up Comment Services, both of which became effective on October 1, 2017, require internet service providers to verify the authenticity of identity information of registered users. Internet service providers are prohibited from providing internet services to users who fail to provide verifiable identity information. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet Content Services.” Complying with such requirement has begun to negatively affect the growth rate of user traffic on our websites and mobile applications. The promulgation of laws and regulations relating to the internet activities may further impair our user traffic growth.

On July 13, 2006, the MIIT, the predecessor of which was the Ministry of Information Industry, issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, Autohome Information and Shengtuo Hongyuan, two of our VIEs, own the related domain names and trademarks and hold the internet content provider licenses, or ICP licenses, necessary to conduct our operations for websites and mobile applications in China.

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

On July 1, 2015, the Standing Committee of the National People’s Congress of China issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard sovereignty, security and development interests of cyberspace in the state, and the state shall establish a national security review and supervision system to review foreign investment, key technologies, internet and information technology products and services and other important activities that are likely to impact the national security of China.

The Cyber Security Law, which was issued by the Standing Committee of the National People’s Congress of China and became effective on June 1, 2017, is the first Chinese law that focuses exclusively on cyber security. The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of PRC’s “key information infrastructure facilities,” and includes the integration of national security examinations under certain circumstances. Pursuant to the Cyber Security Law, the State shall, based on the classified protection system for cyber security, focus on protecting both the key information infrastructure used for public communications and information service, energy, transport, water conservancy, finance, public services, e-government affairs and other important industries and fields and other key information infrastructure that will result in serious damage to the national security, national economy and people’s livelihood and public interests once destroyed. The Cyber Security Law provides that key information infrastructure facilities operators must set up specialized internal security management divisions and assign appropriate person(s) responsible for security management. Additionally, these operators must conduct background checks on the person(s) responsible for security management and on personnel in critical positions. It further provides that when operators of key information infrastructure facilities purchase network products or services that may affect or involve national security, the operator must pass a security examination jointly arranged by the national network and information authority and the relevant government departments and the national security examination process under the National Security Law will be triggered. The operators of key information infrastructure facilities must store important data collected and generated, including citizens’ personal information, exclusively within the territory of the People’s Republic of China. The Cyber Security Law also sets increasingly more stringent requirements for network operators. The Cyber Security Law establishes censorship duties for network operators, including digital information distribution service providers and application software download service providers. When these operators notice a prohibited publication, or the transmission of illicit information, they must promptly stop transmitting the information and take measures necessary to prevent the spread of that information. Operators must maintain a record of these incidents when they occur and report them to the competent authorities. The Cyber Security Law provides relevant subjects with solid legal authorities who are empowered to take measures to cut off any transmission(s) of prohibited information on communication networks. Upon finding prohibited information, those authorities will require that the network operators stop the transmission and take the necessary measures to remove any prohibited content. Where the above prohibited information comes from outside the territory of China, these authorities may request that all related institutions to take necessary measures to stop the flow of prohibited information.

The implementation of the Cyber Security Law may cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

Fluctuations in exchange rates may have a material adverse effect on your investment.

Substantially all of our revenues and costs are denominated in RMB. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Significant revaluation of the RMB may have a material and adverse effect on your investment. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

In December 2006, the People’s Bank of China, or PBOC, promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which sets forth the respective requirements for foreign exchange transactions by individuals (both PRC and non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued relevant implementing rules which was further revised by SAFE Circular 13 in 2016, that specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock incentive plans or share option plans of an overseas publicly listed company. In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. The Stock Option Notice supersedes the requirements and procedures for the registration of PRC resident individuals’ participation in stock incentive plans set forth by certain rules promulgated by SAFE in March 2007. Under these measures, PRC resident individuals who participate in an employee stock incentive plan or a share option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. A PRC domestic qualified agent appointed through the PRC subsidiaries of such overseas listed company must file applications on behalf of such PRC resident individuals with SAFE or its local counterpart to obtain approval for an annual allowance with respect to the foreign exchange in connection with stock holding or share option exercises. With the approval from SAFE or its local counterpart, the PRC domestic qualified agent must open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, payment received upon sales of shares, dividends issued on the stock and any other income or expenditures approved by SAFE or its local counterpart. We and our PRC resident employees who participate in our share incentive plans are subject to these regulations as we are an overseas listed company. We have made registration with the local counterparts of SAFE for our PRC resident employees who participate in our share incentive plans as required under the Stock Option notice and relevant rules. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Employee Stock Options Plans.”

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation, or the SAT, issued SAT Notice 7, which was amended in December 2017, to supersede the existing tax rules in relation to the indirect transfer of assets by non-PRC resident enterprises. SAT Notice 7 introduces a more sophisticated anti-avoidance guidance. SAT Notice 7 extends its tax jurisdiction to capture not only indirect transfer as set forth under SAT Circular 698 but also transactions involving transfer of movable and immovable property in China of a foreign company through the offshore transfer of a foreign intermediate holding company. According to SAT Notice 7, if a non-resident enterprise indirectly transfers PRC taxable properties through an arrangement without reasonable commercial purpose but to avoid PRC Corporate Income Tax, the indirect transfer shall be re-characterized and treated as a direct transfer of PRC taxable properties. SAT Notice 7 also interprets the term “transfer of the equity interests in a foreign intermediate holding company” broadly. In addition, SAT Notice 7 provides clearer criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to the public trading of shares in a listed company holding taxable PRC assets and indirect transfers resulting from a corporate restructuring.

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

On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-Resident Enterprises at Source, or SAT Circular 37, which became effective on December 1, 2017, to supersede the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698. The SAT Circular 37 applies the principle of withholding of income tax of non-resident enterprises at source. The SAT Circular 37 stipulates that the taxable income from equity transfers refers to the balance of deducting the net value of equity transferred from the total income from the applicable equity transfer. Pursuant to SAT Circular 37, the payer, namely the principal, the designator, or the warrantee or the guaranteed party, should assume the obligation of withholding income tax in the circumstances where the payer entrusts an agent or designates a third party to make payments on its behalf, or the payments should be made by a third-party warrantor or guarantor as provided in the applicable guarantee contracts or applicable laws.

SAT Notice 7 became effective on February 3, 2015, but it also applies to indirect transfers which occurred before its issuance but have not received assessments from the tax authorities. SAT Circular 37 and SAT Notice 7 may be determined by the tax authorities to be applicable to our corporate restructuring where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may become at risk of being taxed under SAT Circular 37 and SAT Notice 7 and we may be required to expend valuable resources to comply with SAT Circular 37 and SAT Notice 7 or to establish that we should not be taxed under the general anti-avoidance rule of the amended PRC Enterprise Income Tax Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

Discontinuation of any of the preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The amended Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Autohome WFOE was recognized jointly by the Beijing Municipal Science and Technology Commission and other authorities as a “high and new technology enterprise,” or HNTE, in September 2010 and was eligible for the preferential 15% enterprise income tax rate through 2018 upon its filing with the relevant tax authority. Beijing Autohome Technologies Co., Ltd., or Beijing Autohome Technologies, was recognized as an HNTE in July 2015 and therefore was eligible for the preferential 15% enterprise income tax rate from 2015 to 2017 upon its filing with the relevant tax authority. Beijing Prbrownies Software Co., Ltd., or Beijing Prbrownies, was recognized as an HNTE in February 2016, qualifying it for the preferential 15% enterprise income tax rate from 2015 to 2017 upon its filing with the relevant tax authority. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China. Beijing Prbrownies was accredited as a software enterprise under the relevant PRC laws and regulations and is exempt from income tax for the tax years of 2015 and 2016, followed by a 50% reduction in the statutory income tax rate of 25% for the next three years provided that it continues to be qualified as a software enterprise during such period. However, Autohome WFOE and Beijing Autohome Technologies will no longer enjoy the 15% preferential tax rate should they lose the HTNE qualification. If Beijing Prbrownies fails to pass the review by and filing with the relevant tax authorities, it will no longer enjoy the preferential tax rate described above, and the applicable enterprise income tax rate may increase to up to 15% if it still maintains the HNTE qualification, or up to 25% if it loses the HNTE qualification.

Our global income and the dividends that we may receive from our PRC subsidiaries, dividends distributed to our non-PRC shareholders and ADS holders, and gains recognized by such shareholders or ADS holders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.

Under the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on February 24, 2017, and its implementation rules, which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009, which was amended in 2013 and 2017 respectively. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a PRC resident enterprise and may therefore be subject to enterprise income tax at a rate of 25% on our global income. If we are considered a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Pursuant to the amended Enterprise Income Tax Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we conduct our business through our wholly-owned subsidiaries and VIEs in the PRC, of which Autohome WFOE and Chezhiying WFOE are the primary beneficiaries of our VIEs. Autohome WFOE is 100% owned by Cheerbright, our wholly owned subsidiary located in the British Virgin Islands. The British Virgin Islands currently does not have any tax treaty with China with respect to withholding tax. As long as Cheerbright is considered a non-PRC resident enterprise, dividends that it receives from Autohome WFOE may be subject to withholding tax at a rate of 10%. As to our subsidiaries located in Hong Kong, such as Autohome Media, the shareholder of our PRC subsidiaries currently engaging in advertising business, and Autohome Link Hong Kong Limited, the shareholder of Chezhiying WFOE, under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, effective on January 1, 2007, as long as each of our Hong Kong subsidiaries is considered a non-PRC resident enterprise and directly holds at least 25% of the equity interests of its respective PRC subsidiaries, dividends that it receives from its PRC subsidiaries may be subject to withholding tax at a preferential rate of 5%, if it is the beneficial owner of the dividends, upon receiving the approval from the local tax authority. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and upon their confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-filing examinations by the relevant tax authorities.

As uncertainties remain regarding the interpretation and implementation of the amended Enterprise Income Tax Law and its implementation rules, we cannot assure you that if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC enterprise shareholders and ADS holders would not be subject to any PRC withholding tax at a rate of 10% and to non-PRC individual shareholders and ADS holders would not be subject to PRC individual income tax at a rate of 20%. Similarly, any gain recognized by such non-PRC shareholders or ADS holders on the sale of shares or ADSs, as applicable, may also be subject to PRC tax. If our dividends payable to our non-PRC enterprise shareholders, non-PRC individual shareholders and ADS holders, or on gains recognized by such non-PRC shareholders or ADS holders are required under the Enterprise Income Tax Law and the Individual Income Tax Law to be subject to PRC tax, such investors’ investment in our Class A ordinary shares or ADSs may be materially and adversely affected.

Increases in labor costs and enforcement of stricter labor-related laws and regulations may adversely affect our business and our results of operations.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our users and customers by increasing prices for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract law, which became effective in January 2008, as amended in December 2012 and effective as of July 1, 2013, and its implementation rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employment contracts or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor-related laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations may be materially and adversely affected.

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

The daily closing trading prices for our ADSs ranged from US$25.51 to US$67.05 in 2017. The trading price for our ADSs may continue to fluctuate in response to factors including, without limitation, the following:

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements of studies and reports relating to the quality of our services or those of our competitors;

•	changes in the economic performance or market valuations of other companies that provide online automotive advertising services;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions to our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the entire automotive ecosystem;

•	conditions in the online retail industry;

•	announcements by us or our competitors of new solutions, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding Class A ordinary shares or ADSs;

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs;

•	obtaining or revocation of any operating license or permit in relation to our business; and

•	pending or potential litigation or administrative investigation.

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

Because we may not continue to pay dividends in the foreseeable future, you may need to rely on price appreciation of our ADSs as the sole source for return on your investment.

Although we declared special cash dividends to holders of our ordinary shares in November 2017, we may not continue to do so regularly, or at all. Therefore, you may need to rely on price appreciation of our ADSs as the sole source for return on your investment.

Subject to certain exceptions, our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the future return on your investment in our ADSs will likely depend upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

Our fourth amended and restated memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

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

Under United States federal income tax law, we will be classified as a passive foreign investment company (“PFIC”) for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on the average quarterly value of our assets during the taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for United States federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. Assuming we are the owner of our VIEs for U.S. federal income tax purposes and based on our current income and assets, including goodwill and unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in future taxable years.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in us becoming a PFIC for the current or subsequent taxable years.

If we were to be or become a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gains recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC as to such U.S. Holder for all succeeding years during which such U.S. Holder held our ADSs or Class A ordinary shares. Alternatively, U.S. Holders of PFIC shares can sometimes avoid the rules described above by making certain elections, including a “mark-to-market” election or electing to treat a PFIC as a “qualified electing fund.” However, U.S. Holders will not be able to make an election to treat us as a “qualified electing fund” because, even if we were to be or become a PFIC, we do not intend to comply with the requirements necessary to permit U.S. Holders to make such election. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of owning and disposing of ADSs or Class A ordinary shares if we were to be or become a PFIC. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We incur increased costs as a result of being a public company.

As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, including Section 404 therein relating to internal control over financial reporting, as well as rules subsequently implemented by the SEC and the NYSE, have detailed requirements concerning corporate governance practices of public companies. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management is required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We evaluate and monitor developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

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

To sharpen our business focus on the automotive industry, we completed a corporate reorganization in 2011 by spinning off our then subsidiaries that were not involved in our core business. In March 2011, we transferred the che168.com business from Norstar to Cheerbright. In June 2011, in connection with our strategy to focus on serving the automotive industry in China, we contributed our entire equity interests in Norstar and China Topside, which serve the information technology industry, to Sequel Media, our subsidiary in the Cayman Islands, and then immediately distributed the shares of Sequel Media to our shareholders. Since the spin-off, we have been focusing on serving the automotive industry in China through our autohome.com.cn and che168.com websites.

In October 2013, we acquired Autohome Media Limited, or Autohome Media, which is a Hong Kong advertising and marketing company previously named as Prbrownies Marketing Limited, through one of our wholly-owned subsidiary in Hong Kong. Autohome Media had engaged in the advertising business outside the PRC for more than three years at the time, and was therefore qualified to directly invest in a PRC company providing advertising services in accordance with PRC law. Autohome Media has established subsidiaries in Beijing, Shanghai, Guangzhou, Tianjin, Chengdu and Huai’an. We completed the migration of our advertising business from Guangzhou Advertising, Shanghai Advertising, Beijing Shengtuo Autohome Advertising Co., Ltd., or Autohome Advertising, Beijing Shengtuo Chengshi Advertising Co., Ltd., or Chengshi Advertising, to the subsidiaries of Autohome Media in 2015.

In December 2013, we completed our initial public offering of 8,993,000 ADSs, representing 8,993,000 Class A ordinary shares, and our ADSs are listed on the NYSE under the symbol “ATHM.” In November 2014, we completed a public offering, or the 2014 Offering, in which we offered and sold 2,424,801 ADSs, representing 2,424,801 Class A ordinary shares, and our then shareholders sold 7,220,858 ADSs, representing 7,220,858 Class A ordinary shares.

In June 2015, we established a strategic joint venture with HappiGo Home Shopping Co, a leading TV shopping business in China, to build a full-service auto sales platform. We invested RMB49 million (US$7.5 million) into the joint venture, accounting for 49% of the shareholding.

In September 2015, we established a joint venture, the Financing JV, with three companies unaffiliated with us. We invested a full payment of RMB75 million (US$11.5 million) into the Financing JV for 25% equity interests of the Financing JV. The Financing JV provides auto financing to car buyers and facilitates the transaction process. We entered into a definitive agreement to transfer all equity interest we held in the Financing JV to a company unaffiliated to us in September 2017. As of the date of this annual report, the transaction has not been consummated and is subject to a set of regulatory and customary closing conditions to be satisfied. In December 2015, we established a wholly owned subsidiary, Beijing Chezhiying Software Co., Ltd. in Beijing, China, to do used automobile-related business.

In April 2016, we established a joint venture, Beijing Haochezhijia E-commerce Co., Ltd., with Beijing Haoduohaoche Information Technology Co., Ltd., a company unaffiliated with us and is engaged in automobile transaction-related business. We own 75% equity interests in Beijing Haochezhijia E-Commerce Co., Ltd. In September 2016, we established Chengdu Prbrownies Software Co., Ltd. and Huai’an Prbrownies Software Co., Ltd., both of which principally provide dealer subscription services.

On June 22, 2016, Telstra Holdings, or Telstra, our then largest shareholder and a wholly owned subsidiary of Telstra Corporation Limited, completed the sale of approximately 47.4% of our total issued and outstanding shares to Yun Chen for a consideration of US$1.6 billion. On February 22, 2017, Yun Chen further acquired from Telstra Holdings 6.5% equity interests in us. As of March 31, 2018, Yun Chen owned 52.7% of our total issued and outstanding shares. Since June 22, 2016, our largest shareholder has been Yun Chen, a wholly owned subsidiary of Ping An Group, a financial services group with three core businesses of insurance, banking and investment and whose ordinary shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange.

In July 2017, we acquired 10% interest in Visionstar Information Technology (Shanghai) Co., Ltd., which primarily engages in the development and application of AR technologies and related operations in the PRC, with a total cash consideration of RMB30 million (US$4.6 million).

In September 2017, we acquired 100% equity interest of Shanghai Tianhe Insurance Brokerage Co., Ltd., a company licensed by the CIRC to engage in insurance brokerage business in the PRC, through Autohome Information, with a total cash consideration of RMB21.1 million (US$3.2 million).

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

Overview

We are the leading online destination for automobile consumers in China. Through our two websites, autohome.com.cn and che168.com, accessible through PCs and mobile devices and our mobile applications, we deliver comprehensive, independent and interactive content to automobile buyers and owners. We have developed a strong and well-recognized brand. Our “汽车之家” (“Autohome”) brand has been the most searched automotive-related keyword during substantially the entire period since July 2011 on Baidu.com, the leading Chinese language internet search engine. We have begun and continue to implement four key market segments, namely auto-media, auto-ecommerce, auto-finance and auto-lifestyle, into our consumer-centric automotive ecosystem, and transform us from a content-led vertical media business to an automotive eco-platform based on advanced data and technology.

Since our inception, the media business has been our core competency. Our ability to reach a large and engaged user base of automobile consumers has made us a preferred platform for automakers and automobile brands’ regional offices to conduct their advertising and marketing campaigns. We provide automakers with a broad range of advertising solutions and tools on our websites and mobile applications to enhance their brand recognition, new model releases and sales promotions. We have a high penetration rate in the automaker market, and we provided our media services to 87, 95 and 101 automakers operating in China in 2015, 2016 and 2017, respectively. We believe that the large user base, together with our nationwide advertising platform, targeted advertising solutions and value-added services, has led to our rapid growth and has laid the foundation for our continuing success.

In addition, we provide subscription services to dealers which allow them to market their inventory and services through our websites and mobile applications, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. We also offer advertising services and other value-added services to individual dealers to complement our leads generation services. Our dealer customers utilize our advertising services and leverage our large user base to support their sales and marketing activities.

Our online transaction platform, Autohome Mall, is a full-service online transaction platform for users to review automotive-related information, purchase coupons offered by automakers for discounts and make purchases to complete the transaction. Leveraging our strength in user traffic and our consumer data analytic capabilities, we provide platform-based services facilitating transactions through our transaction platform. Our online automotive media and transaction platform captures critical stages of the sales funnel. Through our platform, we also aim to address the under-served auto financing market in China by providing comprehensive online-based financial services for the complete consumer automobile ownership life cycles. Our online auto-financing platform serves as a bridge to match users that have auto financing needs with our cooperative financial institutions that offer a variety of products covering loans, leases and insurance services for consumers and independent automobile sellers on our platform.

We have experienced continuous revenue growth while maintaining profitability. Our net revenues increased from RMB3,464.0 million in 2015 to RMB5,961.6 million in 2016 and RMB6,210.2 million (US$954.5 million) in 2017, representing a CAGR of 33.9%.

Our Business Model

We are the leading online destination for automobile consumers in China. Over the past several years, we have developed the largest and most active online community of automobile consumers in China. We serve three distinct groups: our large and engaged user base of our websites and mobile applications, automobile consumers on our transaction platform and customers that include automakers, dealers, financial institutions, other auto-related product and service providers. Our business model and technology platforms seek to effectively link each stage of our users’ automobile ownership life cycles with the corresponding stage of our customers’ sales cycle. Since 2016, we have begun to initiate the four key market segments, namely auto-media, auto-ecommerce, auto-finance and auto-lifestyle, into our consumer-centric automotive ecosystem and transform us from a content-led vertical media business to an automotive eco-platform based on advanced data and technology. Our “4+1” strategy will continue to further enhance our core foundation and accelerate our growth momentum generated by our new business initiatives.

We have built an online automotive media platform that captures critical stages of the sales funnel, starting from product awareness to purchase desire initiation and to sales leads generation. To initiate product awareness and purchase desire, we utilize our comprehensive, independent and interactive content through our websites that are accessible through PCs and mobile devices and on our mobile applications to create strong user traffic and user engagement and stickiness. As our user traffic grows, we focus on generating sales leads through engaging our users with differentiated and customized promotional activities, personally tailored recommendations and enriched professionally generated contents. We generate revenues from our media services, which mainly include automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices, and our leads generation services, which include our dealer subscription services, advertising services sold to individual dealer advertisers and other value-added services.

We also provide a transaction platform for automobile buyers to purchase new vehicles or used vehicles from sellers on our platform. In June 2014, we launched Autohome Mall, an online transaction platform. Autohome Mall is a full-service online transaction platform for users to review automotive-related information, purchase coupons offered by automakers for discounts and make purchases to complete the transaction. We have also built a used automobile listing platform based on our dedicated used car website che168.com, and mobile application, which targets the automobile replacement stage by allowing both used automobile dealers and individuals to list their used automobiles on our websites and mobile applications. We have completed or facilitated vehicle transactions on our platform through various sales initiatives and other promotional campaigns. In addition, we have been leveraging our comprehensive platform to capture additional revenue opportunities in connection with the remaining stages of the automobile ownership life cycles, such as auto-finance and auto-lifestyle.

In 2017, we continued to progress on our auto-financing business by providing an expanded variety of products covering loans, leasing and insurance services to our users and automobile sellers, which better facilitated transactions on our platform. We have also launched data product suites towards the end of 2017 and expect the advanced data will reinforce our entire ecosystem by providing highly differentiated value to our customers. We aim to further develop synergies between our media and leads generations service, transaction business and data product and our auto-financing initiatives to realize greater growth potential of our platform.

Our Platform

Our service offerings for users mainly include our high-performance platform, which is comprised of our websites and mobile applications, our original, professionally and user-generated content and our interactive online community. Our platform is powered by our big data capability. Our extensive user data originates from our expanding large user base, our automotive ecosystem partners and third-party data providers. Through our comprehensive platform, we have access to valuable data of customers’ behaviors and patterns in their automotive ownership life cycles, which allows us to accurately and effectively customize content and commercial offerings. Our accurate and comprehensive user profiling enables us to continuously enhance user experience and improve our ability to attract and retain customers.

Our Websites

Our user-centric approach has successfully attracted one of the largest user base of automobile consumers in China to our websites. We believe we are well-positioned to capture the fast growth of the internet penetration in China. Our autohome.com.cn website targets a wide spectrum of automobile consumers with a focus on new automobiles. To capitalize on the growing used automobile market in China, we redesigned our che168.com website, which in the past had features and user base similar to our autohome.com.cn website, to focus on used automobiles. The re-designed che168.com website was launched in October 2011.

Most of the content on our websites is tagged by vehicle models to facilitate easy user access. We have developed and are continuing to improve our user intelligence engine to analyze user browsing behavior and preferences and prioritize the content that the user is likely to find relevant and interesting. A user who searches for or navigates to a page for a specific vehicle model will be provided with links to relevant content such as vehicle specifications, photos and video clips, reviews, competing vehicle models, and listing and promotional information from local dealers. Users can easily compare competing vehicle models and brands for price and specifications to make informed purchase decisions. In addition, these user behavior data are summarized and analyzed on a regular basis to improve user experience and provide consumer intelligence to our advertisers.

To provide a superior experience to our users, we label sponsored content as advertisement to maintain objectivity.

Our Mobile Websites and Applications

For mobile users, our content can be accessed on our websites and on our mobile applications. We have made significant efforts in recent years to optimize the mobile version of our websites to display our content and develop and enhance our mobile applications to capture a greater number of users that access our services through mobile devices. For example, the number of average daily unique users who access our websites via mobile devices amounted to 13.7 million in the fourth quarter of 2017. We were among the earliest in our industry in China to introduce both iOS- and Android-based applications to allow users to easily access our content. As of December 31, 2017, we had thirteen iOS-based applications and ten Android-based applications. Our mobile applications have generated significant user interest and the number of average daily unique users of our mobile applications amounted to approximately 8.8 million in the fourth quarter of 2017. The combined number of average daily unique visitors for our mobile websites and mobile applications in the fourth quarter of 2017 grew about 25% year-over-year. Users can conveniently enjoy features available on our websites and mobile applications from their mobile devices, such as reading articles, checking vehicle prices and model parameters, viewing pictures, viewing dealer’s information, visiting our Autohome Mall and participating in forum discussions. In addition, through our location-based services, our users are able to obtain vehicle pricing information directly from their nearby dealers in approximately 330 cities in China.

Our Content

The foundation of our websites and mobile applications is a large amount of original generated content, professionally generated content and user generated content, as well as a comprehensive automobile library and extensive automobile listing and promotional information organized around our automotive information database.

Original Generated Content

Our original generated content is created by our dedicated editorial team and includes automobile-related articles and reviews, pricing trends in various local markets, photographs, video clips and live streaming. This content covers topics throughout the automobile ownership life cycle, from automobile research, selection and purchase to ownership and maintenance and to eventual replacement. Our review writers obtain first-hand experiences by test-driving many newly released vehicle models provided by various automakers. Our editorial team at our Beijing headquarters and sales offices located in 78 cities throughout China work closely with automakers, dealers and other industry participants to create automobile related articles. Although automakers may provide us with sample vehicles to test drive, we review all new automobiles independently, based upon our teams’ experience and from our users’ perspective.

We follow well-developed guidelines in creating and publishing content with attention to details, such as the angles of photos, image sizes and the time between industry events and the relevant article publication. These practices enable us to streamline our editorial process and quickly and efficiently make national and local content available to our users, while ensuring that we maintain high-quality standards and a consistent user experience.

Professionally Generated Content

In 2016, we launched an open content platform to invite the key opinion leaders and influential bloggers or writers in the automotive field to contribute their high-quality professional review, analysis and insights on automotive-related topics, including vehicle reviews, industry trend, auto photography, maintenance and others. Our diversified professionally generated contents complement our auto-media and auto-lifestyle business strategy and bring our users enriched and customized content consisting of high-quality articles, photographs, video clips and live streaming.

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

Our registered users increased by more than 28.1 million in 2017 and as of December 31, 2017, we had over 58.6 million registered users. As our user base has grown and our user engagement and forum activity has increased, our database of user generated content has expanded, which in turn has attracted more users. Furthermore, this positive effect on our growing user base has also enhanced the effectiveness of our advertisements and therefore the value of our advertising services, allowing us to attract more advertisers and increase revenues from existing advertisers.

Automobile Library and Listing

We have one of the most comprehensive automobile libraries within our industry in China with over 35,100 vehicle model configurations as of December 31, 2017. We believe our automobile library covers the substantial majority of passenger vehicle models released in China since 2005. It includes a broad range of specifications covering performance levels, dimensions, powertrains, vehicle bodies, interiors, safety, entertainment systems and other unique features, as well as automakers’ suggested retail prices. The scale of content in our automobile library, which we believe would require significant time, expertise and expense to replicate, makes it a valuable tool for our users in researching both new and used automobiles. Our database also includes a large amount of new and used automobile listings and promotional information. With the comprehensive and continuously updated listing information, users can conveniently search for up-to-date information of vehicle models without having to visit each individual dealer at their local showrooms. In addition, our automotive information database includes a significant amount of user generated content originating from our user forums. Leveraging our innovative AR and virtual reality (VR) related technologies, we utilize three-dimension technology to restore the actual appearances of vehicles and present stereoscopic 720-degree review of automobiles on our platform. Compared to the traditional two-dimensional picture-based display of automobile appearances, the AR- and VR-based vehicle review functionality on our platform enables users to have a real perception of the specific vehicles they are interested in buying and has greatly enhanced user experience.

Our Services

Our Media Services

Leveraging our large and rapidly growing user base and utilizing the user intelligence data we have collected, we provide our advertisers with a broad range of advertising solutions and tools. Our advertisers under media services are comprised primarily of automakers and automobile brands’ regional offices. As millions of consumers visit our websites and mobile applications for automotive information, we have become an increasingly important medium for automakers and automobile brands’ regional offices to conduct their advertising and marketing campaigns.

Automakers typically utilize our advertising services for brand promotion, new model releases and sales promotions. We believe we are well-positioned to provide solutions to meet all of these needs. Our large and growing automobile purchase- and ownership-oriented user base provides a broad reach for automakers’ marketing messages. Our automotive content delivery and advertisement management platform allows us to segment our user base in a number of different dimensions, including by users’ geographical locations and specific automotive interests, and enables us to place advertisements with targeted audiences likely to be receptive to particular advertising messages.

Leveraging our large user base and extensive forum posting data, we provide automakers with more reliable and timely business insights than traditional customer surveys or other post-sales feedback channels. For instance, we analyze user posts in our forums to evaluate consumer behavioral and preference response. In addition, we organize various types of offline national or local events for our automaker customers through our online marketing campaigns and user forum activities to complement our advertising services. For example, we help automakers increase their brand awareness and execute sales promotions by organizing large-scale test driving activities and for specific vehicle models in multiple cities across China. Users can conveniently participate and interact with automaker representatives through our forums.

In each of 2015, 2016 and 2017, 87, 95 and 101 automakers in China, which include independent Chinese automakers, joint ventures between Chinese and international automakers and international automakers that sell their cars made outside of China, purchased media services from us. As is customary in China, we sell our advertising services and solutions primarily through third-party advertising agencies that represent the automakers and automobile brands’ regional offices. We typically enter into individual advertising agreements with the third-party advertising agencies. Although we sell our advertising services and solutions to third-party advertising agencies, we consider the automakers and automobile brands’ regional offices, who are the main decision makers as to whether to place advertisements on our websites and mobile applications, to be our end-customers. As a result, our sales efforts focus primarily on automakers and automobile brands’ regional offices. However, through direct contact between our sales team, advertisers and advertising agencies, we are able to maintain good relationships with existing advertisers and their advertising agencies.

Our Leads Generation Services

Our Dealer Subscription Services

We provide subscription services to dealers which allow them to market their inventory and services through our websites and mobile applications, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. Our dealer subscription services are delivered through our dealership information system mainly on a fixed-fee basis, typically for a period of one year. Through the web-based interface of our dealership information system, dealers can create online showrooms hosted on our websites and mobile applications and upload and manage their automobile inventories, pricing and promotional information. Potential automobile purchasers can interact with our dealer subscribers online or through phone numbers presented on the platform to inquire for more detailed information and schedule test drives. Our dealer subscribers can track all the interactions with their customers originating from our websites and mobile applications, analyze the number of sales leads and assess the effectiveness of their marketing activities.

We continue to develop our dealer subscription services and have begun to implement additional services, which we believe will allow us to expand sales leads based on consumer behaviors and preferences and enhance leads conversion and personalized marketing, and further to reach additional dealers by enabling us to offer basic and premium subscriptions at different price levels.

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

Our Transaction Business

E-commerce platform for new vehicles

In June 2014, we launched Autohome Mall, an online transaction platform. Autohome Mall is a full-service online transaction platform for users to review automotive-related information, purchase coupons offered by automakers for discounts and make purchases to complete the transaction. In 2015, we began to provide direct vehicle sales and commission-based services facilitating transactions through our transaction platform. We completed new vehicle transactions on our platform through various sales initiatives and other promotional campaigns. We conducted several online marketing events on Autohome Mall and offline promotion campaigns with our partners for our transaction business. We also partnered with automakers to sell customized or exclusive models of selected vehicles on our platform. In the fourth quarter of 2016, we began to shift our focus to become an asset-light vehicle e-commerce platform and as of December 31, 2017, we have cleared all direct sales vehicle inventories. We expanded the offering of services on our platform in 2017 and aim to address the under-served auto financing market in China by providing comprehensive online-based financial services for the complete consumer automobile ownership life cycle. Based on users’ preferences and our big data analysis, we recommend a broad range of loans, leases and insurance products offered by our cooperative financial institutions to our users that have auto financing needs and match them to facilitate transactions. We plan to make our platform as a professional auto financing platform, through which our users having auto financing needs can be able to easily access various high-quality loans and insurance products and our cooperative financial partners can effectively increase the volume of their financing transactions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are unable to grow our new vehicle transaction business, we may not be able to achieve our expected business growth and our results of operations may be adversely affected.”

Used automobile listing & other platform-based services

We launched our used automobile listing platform in late 2009. Our used automobile listing services allow dealers and individuals to market their used automobiles for sale on our websites and mobile applications. Our used automobile listing database has been expanding rapidly. We had approximately 11.5 million used automobile listings in our database as of December 31, 2017.

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

The used automobile market still remains at a nascent stage of development and the revenue generated from our used automobile listing and other services, which was included in revenue line for leads generation services, had achieved fast growth in the year ended December 31, 2017. We plan to continue to make efforts in developing our used automobile-related business and explore new business models and opportunities.

Technology and Product Development

Our technologies and infrastructure are critical to our success. We follow a user-centric strategy for our system architecture and have developed robust and scalable technology platforms with sufficient flexibility to support our rapid growth.

A key component of our user-centric strategy is our user intelligence engine which we have developed and are continually enhancing. Our user intelligence engine allows us to rapidly gather user intelligence by analyzing large amounts of data from many sources throughout our content production system. We are able to monitor and analyze user behaviors and preferences through their browsing record on our platforms. We can utilize such user intelligence data to personalize user interfaces, associate and understand the relationship of information from different sources and facilitate interactions among users and various elements on our websites and mobile applications. It also helps us recommend suitable products, services and user connections to our users. Through our user intelligence engine, we can engage our users more closely by providing them with relevant content throughout their automotive life cycles. We are also able to provide precision and targeted marketing services to our automakers, dealers and other automotive-related customers so that they can accurately deliver relevant advertisements to targeted users who are more receptive to such marketing information.

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

We invested heavily in mobile technologies and were among the earliest in our industry in China to introduce a mobile version of our websites and both Apple iOS- and Android-based applications to allow our users to easily access our content. We have built up a team of research and development personnel to focus exclusively on the development and enhancement of our mobile websites and applications and to explore new business models and opportunities through mobile technology. We plan to continue to leverage our mobile technology to enhance the functions and user interfaces of our mobile applications for Apple iOS and Android platforms focusing on convenience, real-time interaction and location based services.

Leveraging AR and VR related technologies, we realized significant technology upgrade in 2017 and launched AR automobile showroom and AR auto show during the year, all of which had enabled us to provide our users with an innovative and superior automobile review experience and thus enhanced our user stickiness. In addition, these technology improvements had strengthened our ability to obtain additional user traffic and expanded our user base. We plan to continue to make further upgrades and develop new technology to provide more diversified platforms for our users, and to expand the use of AR and VR related technologies throughout our eco-platform in order to offer automakers and dealers with more innovative and effective branding and marketing tools and greater exposure to highly targeted potential consumers throughout China.

We had an experienced product development team of 1,659 engineers as of December 31, 2017. Our past innovation has focused on helping users research, select and purchase suitable vehicles through our websites. We plan to develop additional products and services for our mobile applications and media-related technology and enhance our big data analysis capabilities and AR and VR related technologies.

Sales and Marketing

Our nationwide in-house team of sales representatives sells our services to automakers and dealers. As of December 31, 2017, we had 1,824 sales and marketing representatives operating our physical sales office network spanning 78 cities across China and visiting customers in an additional 128 satellite cities. We have a prudent expansion plan and we typically only open new physical sales offices in a city after we have already established a sufficient customer base in the area. In cities where we do not yet have a customer base, we provide sales coverage by telephone. Our Beijing-based telephone sales team provided sales coverage to the cities in which we did not have physical sales offices. Our sales team also provides ongoing customer support to advertisers and dealer subscribers. In the past years, we have successfully expanded our market presence in the first- and second-tier cities in China. We plan to continue to expand our sales and marketing efforts into third- and fourth-tier cities to further capture the opportunities for automobile sales growth in those markets.

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

We believe brand recognition is important to our ability to attract users. We focus our sales and marketing efforts through search engines, navigation websites and mobile platforms to retain and strengthen our leading position in terms of user reach. For example, we cooperate with application stores and mobile browsers to promote our mobile applications and our websites. We also conduct online marketing events on Autohome Mall and other traditional and social media channels as well as offline promotion campaigns with our partners, including the annual “Singles’ Day” campaign which generated quality sales leads for our dealer customers or our transaction business.

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

We hold “汽车之家” and “车之家” (both mean “auto home” in English) and “AUTOHOME®” trademarks in China. In addition, as at December 31, 2017, we held 175 pending trademark applications and 143 registered trademarks in China. As at the same date, we had 61 registered domain names, including our main website domain names, autohome.com.cn and che168.com, 119 pending patent applications, and 73 registered patents. We had 204 computer software copyrights as of December 31, 2017.

Competition

With respect to our auto media business, we face competition from China’s automotive vertical websites and mobile applications, such as Xcar, PCauto and BitAuto, from the automotive channels of major internet portals, such as Sina and Sohu, and from companies engaged in mobile social media, news, video and live-streaming applications. We may also face competition from online automobile transaction platforms, such as maodou.com, taoche.com, 51auto, Uxin, Guazi and Renrenche, as we develop our auto e-commerce business. Our auto finance business faces competition from other auto finance companies, such as Yixin. In addition, we also face competition from companies engaged in social media business, such as Jinri Toutiao and Tencent. Competition will be centered on factors similar to those affecting our current media services and leads generation services, primarily centered on increasing user reach, user engagement and brand recognition, relationships with the suppliers, and attracting and retaining advertisers or customers, among other factors. For our transaction business, as online automobile transaction is a relatively new business model and consumers in China might be accustomed to make automobile purchases with traditional dealerships, we cannot guarantee that the automobile consumers in China will accept such business model. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face significant competition, and if we fail to compete effectively, we may lose market share and our business, prospects and results of operations may be materially and adversely affected.”

Seasonality

Our quarterly revenues and other operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are beyond our control. Our business experiences seasonal variations in association with the demand for automobiles in China. For example, the first quarter of each year generally contributes the lowest portion of our annual net revenues primarily due to a slowdown in business activities around and during the Chinese New Year holiday, which occurs during the period. Consequently, our results of operations may fluctuate from quarter to quarter. As each of our business lines may have different seasonality factors and the mix of our revenue sources may shift from year to year, our past performance may not be indicative of future trends. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to fluctuations, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.”

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

Regulations on Value-Added Telecommunications Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations, which draw a distinction between “basic telecommunication services” and “value-added telecommunications services.” The Telecommunications Regulations were subsequently revised on July 29, 2014 and on February 6, 2016. On December 28, 2015, the MIIT published the Classification Catalogue of Telecommunications Services (the 2015 Catalogue), which took effect on March 1, 2016. The first catalogue was published in September 2000 and was subsequently amended in 2001 and 2003, respectively. Under the 2015 Catalogue, “value-added telecommunication services” was further classified into two sub-categories and 10 items. Internet content provision services, or ICP services, is under the second subcategory of value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

On September 25, 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures. The measures were subsequently revised on January 8, 2011. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC.

On March 1, 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating License, or the Telecom License Measures, which took effect on April 10, 2009. The measures were subsequently revised on September 1, 2017. The Telecom License Measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an ICP operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an ICP operator providing the same services in one province is required to obtain a local license.

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

Regulations on Internet Content Services

The National People’s Congress has enacted laws with respect to maintaining the security of internet operation and internet content. According to the Administrative Measures for Internet Information Services, or the Internet Information Services Measures, which was issued by the State Council and became effective on January 8, 2011, violators may be subject to penalties, including criminal sanctions, for internet content that:

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

In accordance with the Internet Information Services Measures, ICP operators are required to monitor their websites. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their websites. The PRC government may order ICP operators to suspend their operations, or revoke their ICP licenses if such ICP license holders violate any of the above-mentioned content restrictions.

On February 4, 2015, the China Internet Network Information Center promulgated the Administrative Provisions on Account Names of Internet Users, or the Account Names Provisions, which became effective as of March 1, 2015. The Account Name Provisions require all users of internet information service providers to authenticate their real identity information for registration of accounts. Relevant internet information service providers are responsible for the protection of users’ privacy, consistency of user information, such as account names, avatars, the requirements contemplated in the Account Names Provisions, making reports to the competent authorities regarding any violation of the Account Names Provisions, and taking appropriate measures to stop any such violations, such as notifying the user to make corrections within a specified time and suspending or closing accounts in the event of continuing non-compliance.

On August 25, 2017, the Cyberspace Administration of China promulgated the Administrative Provisions on Internet Follow-up Comment Services and the Administrative Provisions on Internet Forum and Community Services, both of which became effective as of October 1, 2017. As stipulated in the Provisions, the internet follow-up comment service providers are imposed on strict primary obligations such as verifying the authenticity of registered users’ identity information, protecting personal information of users and developing system to review follow-up comments on news information prior to the publication. Moreover, the internet forum and community services providers may establish the systems of information review, real-time public information check, emergency response, personal information protection and other information security administration systems. In addition, the service providers should not publish information in violation of laws, regulations and the relevant provisions of the state.

On September 7, 2017, the Cyberspace Administration of China promulgated the Provisions on the Administration of Information Services Provided through Chat Groups on the Internet, or the Chat Groups Provision, and the Administrative Provisions on the Information Services Provided through Public Official Accounts of Internet Users, or the Public Official Accounts Provision, both of which became effective as of October 8, 2017. According to the Provisions, the internet service providers are required to verify the authenticity of identity information of their users. In addition, for any violation of laws and regulations by chat groups or public official accounts, service providers should take certain measures such as issuing a warning, suspending publication of the inappropriate information, and closing the chat groups or the public official accounts.

These laws and regulations apply to the Internet content services we provide through our VIEs and impose responsibilities on the VIEs for monitoring the websites, mobile applications and users, safeguarding the security of the internet as well as maintaining the internet content.

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

On March 15, 2017, the Standing Committee of the National People’s Congress of the PRC issued the General Rules of the Civil Law of the People’s Republic of China, which came into effect on October 1, 2017. The General Rules have introduced personal information rights and data protection and provide that personal information of a natural person should be protected by the law. The acquisition of information should be conducted in compliance with laws and regulations. The organizations and individuals who require personal information of others should neither illegally collect, utilize, process or transmit personal information of others nor illegally sell or buy, provide to others or make public the personal information of others.

The Cyber Security Law of the People’s Republic of China became effective on June 1, 2017. According to the Cyber Security Law, network operators should, in the course of collecting and using personal information, follow the principles of legitimacy, properness and necessity, disclose their rules with respect to data collection and usage, clearly express the purposes, means and scope of collecting and using information. Prior consent from the persons whose data is collected is required. In addition, network operators are not allowed to collect personal information which is irrelevant to the services they provide.

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

On July 4, 2016, the SAIC issued the Interim Measures for the Administration of Internet Advertising or the Internet Advertising Measures, which came into effect as of September 1, 2016. All advertising activities by means of the internet are governed by the Advertising Law and the Internet Advertising Measures. Pursuant to the Internet Advertising Measures, the term “Internet Advertisement” shall mean commercial advertisement that promote commodities or services, directly or indirectly, via Internet media such as websites, webpages and internet application programs in the form of texts, pictures, audios, videos or other forms, including the advertisement containing a web link or links, e-mail advertisement, paid search advertisements, and advertisements contained in commercial presentations that promote commodities or services, etc. The Internet Advertising Measures require that an internet advertisement shall be identifiable and clearly identified as an “advertisement” so that users will tell it is an advertisement, and the following activities shall be prohibited: (i) providing or using any application programs or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; (ii) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or (iii) using false statistical data, transmission effect or internet medium value to induce incorrect quotations, seek undue interests or damage the interests of other persons.

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

To comply with these laws and regulations, we include clauses in our advertising contracts requiring that all advertising content provided by advertisers must comply with relevant laws and regulations. Prior to posting on websites and mobile applications, our staff reviews advertising materials to ensure there is no violent, pornographic or any other improper content, and will request the advertiser to provide government approval if the advertisement is subject to special government review.

Regulations on Broadcasting Audio/Video Programs through the Internet

On July 6, 2004, the SARFT promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules, which were replaced by Provisions on the Administration of Private Network and Targeted Communication Audio-visual Program Services which took effect on June 1, 2016. For an entity that engages in content delivery, integrated broadcast control, transmission distribution and other private network and targeted communication to send audio-visual program service, an “Internet Audio/Video Program Transmission License” is required.

On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the SARFT, the Ministry of Culture and the GAPP to adopt detailed implementation rules according to these decisions.

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

To comply with these laws and regulations, Autohome Information obtained an internet audio/video program transmission license on February 9, 2010, which has been renewed on February 13, 2018, for automotive-industry-information-related audio/video programs posted on our autohome.com.cn website and relevant mobile applications.

Regulations on Producing Audio/Video Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004. On August 28, 2015, State Press and Publication of the General Administration of Radio and Television Decree No. 3 was issued to amend some provisions of the aforesaid Measures. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria. Both Autohome Information and Shengtuo Hongyuan hold operating licenses for the production and dissemination of radio and television programs for special topic programs, cartoons and television variety shows.

Regulations on Internet Mapping Services

According to the amended Notice on Printing and Distributing Regulations on the Management of Surveying and Mapping Qualification and Standard of Surveying and Mapping Qualification Classification issued by the National Administration of Surveying, Mapping and Geoinformation, or NASMG, in July 2014, an entity providing internet mapping services should apply for the Surveying and Mapping Qualification Certificate for Surveying and Mapping, and perform within the scope of the certificate. According to these rules, certain conditions and requirements, such as the number of technical personnel and map security verification personnel, security facilities and approval from relevant provincial or national government on the service provider’s security system, qualification management and filings management, are necessary for an entity applying for a Surveying and Mapping Qualification Certificate. Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualification issued by the NASMG in December 2011, any entity that has not yet applied for a surveying qualification certificate for internet mapping services is prohibited from providing any internet mapping services.

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

We have provided maps on our websites and mobile applications for the convenience of our users to locate certain service providers. Both Autohome Information and Shengtuo Hongyuan hold the Surveying and Mapping Qualification Certificate for internet mapping.

Regulations on Online Cultural Services

On February 17, 2011, the Ministry of Culture promulgated the Interim Administrative Provisions on Internet Culture, which became effective on April 1, 2011 and replaced the original measures promulgated in 2003 and amended in 2004. On December 15, 2017, the Decision of the Ministry of Culture on the Revision or Abolishment of Certain Administrative Provisions was issued to amend some articles of the aforesaid provisions. The Interim Administrative Provisions on Internet Culture require ICP operators engaged in “internet culture activities” to obtain an Internet Culture Business Permit from the provincial administration of culture. The term “internet culture activities” includes, among other things, online dissemination of internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, publication and broadcasting of internet cultural products.

Autohome Information has applied for and obtained an Internet Culture Business Permit in January 2013, and we have renewed our permit to include “use of information network to operate music entertainment products, game products, performance drama (section), performance.”

Regulations on Online Performances and Online Live-streaming Services

On December 2, 2016, the Ministry of Culture issued the Administrative Measures for Business Activities of Online Performances, which took effect on January 1, 2017. Under these measures, an operator of online performances conducting the business activities of online performances shall apply for an Internet Culture Business Permit with the competent provincial administrative cultural department, and the business scope indicated on the permit shall clearly include reference to online performances. An operator of online performances undertakes the primary responsibility for the business activities of online performances operated by it, and shall establish a content review and management system, arrange staff with corresponding qualifications to undertake the work of reviewing the performance content, and establish technical supervision measures adaptable to content management in accordance with relevant laws and regulations.

The Provisions on the Administration of Online Live Streaming Services was issued by the State Internet Information Office on November 4, 2016 and was effective on December 1, 2016. Under the provisions, those who provide online live-streaming services through online performances, internet video and audio programs, and so forth, shall obtain relevant qualifications as required by laws and regulations. Online live streaming service providers shall carry out entity responsibilities, equip professionals comparable to the service scale, and improve systems for information review, information security management, duty patrols, emergency response, and technical guarantee. Online live streaming service providers shall establish platforms for reviewing live streaming content. Online live streaming service providers and online live streaming publishers that provide internet news information services without licenses, or exceeding the scope of their licenses, are subject to punishment. For other violations of these provisions that are subject to punishment by the national and local Internet information offices in accordance with law; if a crime is constituted, criminal liability shall be investigated in accordance with law. Violations of the relevant laws and provisions in providing online live streaming services through Internet performances, online audio and visual programs and so forth are subject to punishment by the relevant departments in accordance with law.

Currently we are providing online live-streaming services through autohome.com.cn website. Autohome Information has obtained an internet audio/video program transmission license on February 9, 2010, which has been renewed on February 13, 2018 and will remain effective until February 13, 2021. In addition, in January 2013, Autohome Information has obtained an Internet Culture Business Permit, which includes “use of information network to operate music entertainment products, game products, performance drama (section), performance.”

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

Regulations on Internet News Information Service

On May 2, 2017, the Cyberspace Administration of China issued the Provisions for the Administration of Internet News Information Services, or Internet News Provision, which became effective on June 1, 2017 and replaced the original provisions promulgated in 2005.

Internet news information services shall include service of collecting, editing and publishing internet news information, service of reposting and service of providing propagation platform. Under the Internet News Provision, internet news service providers shall also include entities that are not established by the press but reproduce internet news from other sources, provide electronic bulletin services on current and political events, and transmit such information to the public. The Cyberspace Administration of China shall be in charge of the supervision and administration of the internet news information services throughout China.

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

Regulations on E-commerce

China’s e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry. In January 2014, the SAIC promulgated the Administrative Measures for Online Trading, which strengthen the protection of consumers and impose stringent requirements and obligations on online business operators and third-party online marketplace operators. Online business operators and third-party online marketplace operators are prohibited from collecting any information on consumers and business operators or disclosing, selling or providing any such information to any third party, or sending commercial electronic messages to consumers without their consent. Fictitious transactions, deletion of adverse comments and technical attacks on competitors’ websites are prohibited as well. In addition, third-party online marketplace operators are required to examine and verify the identifications of the online business operators and set up and retain relevant records for at least two years. For corporations, other economic organizations or individual-owned business that apply to enter the platforms to sell commodities or to provide services, the operators of the third-party trading platforms should examine the authenticity of the identities of the online business operators, register such operators and establish registration files with regular verification and update, and should disclose the information about their business licenses or place the electronic linkage identifiers of their business licenses at notable positions of the homepages where they conduct their business activities. We are subject to these measures as a result of our online platform services.

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

Currently, we primarily cooperate with independent automobile sellers to facilitate their sales of automobiles through our e-commerce platforms.

Regulations on Mobile Internet Applications

On June 28, 2016, Cyberspace Administration of China promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the Mobile Application Administrative Provisions, which took effect on August 1, 2016. According to the Mobile Application Administrative Provisions, “mobile internet application” refers to application software that runs on mobile smart devices providing information services after being pre-installed, downloaded or embedded through other means. “Mobile internet application provider” refer to the owners or operators of mobile internet applications. Internet application stores refer to platforms which provide services related to online browsing, searching and downloading of application software and releasing of development tools and products through the internet. On December 16, 2016, the MIIT promulgated the Interim Administrative Provisions on the Pre-installation and Distribution of the Mobile Smart Terminal Application Software, which took effect on July 1, 2017 and requires, among others, that internet information service providers must ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user easily, unless the mobile application is a basic function software, which refers to a software that supports the normal functioning of the hardware and operating system of a mobile smart device. In addition, mobile smart terminal application software involving charges should strictly comply with the relevant regulations such as sale at an expressly marked price, and express the charge standard and method. The content expressed should be true, accurate, eye-catching and normative, and users should be charged only after their confirmation.

Pursuant to the Mobile Application Administrative Provisions, an internet application program provider must verify a user’s mobile phone number and other identity information under the principle of mandatory real name registration at the back-office end and voluntary real name display at the front-office end. An internet application provider must not enable functions that can collect a user’s geographical location information, access user’s contact list, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant application programs, unless it has clearly indicated to the user and obtained the user’s consent on such functions and application programs. In respect of an internet application service provider, the Mobile Application Administrative Provisions requires that, among others, it must file a record with the local authority within 30 days after it rolls out the internet application service online. It must also examine the authenticity, security and legality of internet application providers on its platform, establish a system to monitor application providers’ credit and file a record of such information with relevant governmental authorities. If an application provider violates the regulations, the internet application store service provider must take measures to stop the violations, including warning, suspension of release, withdrawal of the application from the platform, keeping a record and reporting the incident to the relevant governmental authorities.

Regulations on Foreign Investment in the Leasing Industry

On September 18, 2013, the Ministry of Commerce enacted the Circular of the Ministry of Commerce on Printing and Distributing the Administrative Measures of Supervision on Financial Leasing Enterprises, or the Circular No. 337, which became effective as of October 1, 2013. Circular No. 337 stipulates that the financial leasing enterprises in China shall be supervised and managed by the Ministry of Commerce, while the provincial competent departments of commerce shall supervise the financial leasing enterprises within their administrative regions. The financial leasing enterprises may, in accordance with the provisions of relevant laws, regulations and rules, carry out the financial leasing businesses in such forms as direct lease, sublease, sale-and- lease-back, leveraged lease, entrusted lease and joint lease. The financial leasing enterprises shall take the leasing businesses such as financial leasing as their principal businesses while carrying out businesses in relation thereto such as the purchase of leased property, disposal of the residual value of assets underlying the leases and maintenance of assets underlying the leases, leasing transaction consultancy and guaranty services, transferring receivables to a third party, accepting rental deposit and other businesses approved by the authorities. However, under Circular No. 337, financial leasing enterprises are not allowed to carry out illegal fund-raising activities in the name of financing lease as well as engage in financial business such as accepting deposits, and providing loans or entrusted loans. Moreover, financial leasing enterprises shall not engage in inter-bank borrowing and other businesses without the approval from relevant authorities.

The Financing JV primarily engages in auto financial leasing business. In September 2017, we entered into a definitive agreement to transfer all equity interest we held in the Financing JV to a company unaffiliated to us. As of the date of this annual report, the transaction has not been consummated and is subject to a set of regulatory and customary closing conditions to be satisfied.

Regulations on Automobile Sales

On April 5, 2017, the Ministry of Commerce promulgated the Measures on the Administrations of Automobile Sales, or the Measures on Automobile Sales, which took effect on July 1, 2017 and replaced the original Branded Automobile Sales Measures promulgated in 2005. According to the Measures on Sales of Automobile, the supplier takes the way of selling the vehicle to the dealer, and the authorization term (excluding the shop construction term) shall not be less than 3 years, and the first authorization term shall not be less than 5 years. An independent automobile seller who sells an automobile without authorization from a supplier or an automobile which is not authorized to be sold by an automobile manufacturer outside the country shall provide a reminder and explanation to the consumer in writing and inform the consumer of the relevant responsibility in writing. When a dealer or an independent automobile seller sells the car to the consumer, it shall verify the identification of the registered consumer, sign the sales contract, and issue the sales invoice.

The Measures on Sales of Automobile further provides that a supplier shall not require its dealers to have sales, after-sales service and other functions at the same time, shall not restrict its dealers’ operations of goods of other suppliers, and shall not restrict the dealers from providing parts or other after-sales services for automobiles of other suppliers. Except as otherwise agreed by the parties, a supplier shall not sell automobiles directly to consumers in the area where its dealer is authorized to sell.

As regards to information recording, the Measures on Sales of Automobile requires the suppliers or the dealers and independent automobile sellers to file their basic information at the State Council department in charge of the national automobile circulation information management system within 90 days after obtaining their respective business license. If the basic information of a supplier, a dealer or an independent automobile seller is changed, it shall complete the updated filing within 30 days from the date of the change. The basic information of the supplier, the dealer or the independent automobile seller, if it is established before the Measures, should be filed within 90 days from the date that the Measures took effect. The file of automobile sales, users and other information shall be kept by the dealer and independent automobile seller for no less than 10 years.

Currently, we provide a transaction platform for automobile buyers to liaise with third-party sellers on our platform and to purchase vehicles from such sellers.

Regulations on Insurance Brokerage Business

In April 2015, the Standing Committee of the National People’s Congress promulgated the Insurance Law of PRC. In October 2015, the CIRC promulgated the Provisions on the Supervision and Administration of Insurance Brokers, or the Insurance Brokers Provisions. The Insurance Brokers Provisions define insurance brokers as institutions which provide intermediary services, in favor of the insured, in the course of concluding insurance contracts between the insured and the insurance companies and charge certain commission as agreed. Pursuant to the Insurance Law and Insurance Brokers Provisions, a license for engaging in insurance brokerage businesses is required in the course of setting up an insurance brokerage company. The companies which intend to provide insurance brokerage service should meet certain requirements set up by the CIRC and should not conduct insurance brokerage business unless the aforesaid license is received.

In July 2015, the CIRC promulgated the Circular of the CIRC on Issuing the Interim Measures for the Supervision of Internet Insurance Business, or CIRC Circular 69, which became effective on October 1, 2015. CIRC Circular 69 sets up strict restrictions on the institutions allowed to conduct internet insurance business. CIRC Circular 69 stipulates that only insurance companies and professional insurance intermediaries established upon approval by insurance regulatory authorities and registered could provide internet insurance services. Simultaneously, CIRC Circular 69 sets up certain requirements for providing insurance services through self-operated online platforms or platforms operated by third parties.

In September 2017, we have acquired Shanghai Tianhe Insurance Brokerage Co., Ltd., or Shanghai Tianhe, which is holding the license for engaging in insurance brokerage businesses. Shanghai Tianhe is currently conducting offline insurance brokerage business and might engage in online insurance business in the future.

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

Patent. The National People’s Congress adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of inventions, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. We had 119 pending patent applications and 73 registered patents as of December 31, 2017.

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

In compliance with, and in order to take advantage of, the above rules, we have registered 204 computer software copyrights as of December 31, 2017.

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

Trademark. The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001 and 2013, protects registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years for registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. We hold “汽车之家” and “车之家” (“auto home” in English) and “AUTOHOME®” trademarks in China with each registered under different categories.

Domain Names. In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration, as amended in June 2009 and May 2012, that set forth detailed rules for registration of domain names. On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, which came into effect on November 1, 2017 and replaced the original Measures promulgated in 2004. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In 2002, the CNNIC issued the Measures on Domain Name Dispute Resolution, as amended in 2006, 2012 and 2014, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered a number of domain names, including autohome.com.cn, autohome.com and che168.com.

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

On March 30, 2015, SAFE issued the SAFE Circular 19, which became effective on June 1, 2015. On June 9, 2016, the SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which revised some provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from registered capital denominated in foreign currency of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than the foreign-invested company’s affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties. Pursuant to both of SAFE Circular 19 and SAFE Circular 16, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will system for foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account, special account for foreign debt or special account for overseas listing into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. According to SAFE Circular 19 and SAFE Circular 16, such Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, it is still not clear whether foreign-invested enterprises like our PRC subsidiaries are allowed to extend intercompany loans to our VIEs. In addition, as SAFE Circular 19 and SAFE Circular 16 were promulgated recently, there remain substantial uncertainties with respect to the interpretation and implementation of these circulars by relevant authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our equity offerings to make loans to our PRC subsidiaries and VIEs or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

Moreover, on January 26, 2017, SAFE promulgated Circular of the State Administration of Foreign Exchange on Further Advancing the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance (“Circular 3”). The Circular 3 stipulates several control measures with respect to the outbound remittance of any profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks should review board resolutions, the original version of tax filing records and audited financial statements before wiring the foreign exchange profit distribution of a foreign-invested enterprise exceeding US$50,000; and (ii) domestic entities should hold income to make up previous years’ losses before remitting the profits to offshore entities. Moreover, pursuant to Circular 3, verification on the genuineness and compliance of foreign direct investments in domestic entities has also been tightened.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned enterprises include:

•	the Companies Law (2005, as amended in 2013);

•	the Wholly Foreign-Owned Enterprise Law (2016); and

•	the Wholly Foreign-Owned Enterprise Law Implementing Rules (2014).

Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, these wholly foreign-owned enterprises are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital.

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

Regulations on Employee Stock Options Plans

In December 2006, the PBOC promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. The relevant implementing rules which were issued in January 2007 and further revised in May 2016 by SAFE specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of an overseas publicly listed company. In February 2012, SAFE promulgated the Stock Option Notice that supersedes the requirements and procedures for the registration of PRC resident individuals’ participation in stock incentive plans set forth by certain rules promulgated by SAFE in March 2007. The purpose of the Stock Option Notice is to regulate the foreign exchange administration of PRC resident individuals who participate in employee stock holding plans and share option plans of overseas listed companies.

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

Regulations on Concentration in Merger and Acquisition Transactions

The M&A Rules established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered. In August 2006, six PRC regulatory agencies, including the CSRC, jointly adopted the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective in September 2006 and was further amended in June 2009. This M&A Rule purports to require, among other things, offshore SPVs, formed for listing purposes through acquisition of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval from the CSRC prior to publicly listing their securities on an overseas stock exchange.

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

Autohome Inc.
(Cayman Islands)
100%
Cheerbright International Holdings Limited
(Cheerbright)
(British Virgin Islands)
Autohome E-commerce Inc.
(Cayman Islands)
Autohome Link Inc.
(Cayman Islands)
Autohome Financing Limited
(Cayman Islands)
Autohome (Hong Kong) Limited
(Autohome HK)
(Hong Kong)
Autohome E-commerce Hong Kong Limited
(Hong Kong)
Autohome Link Hong Kong Limited
(Hong Kong)
Autohome Financing Hong Kong Limited
(Hong Kong)
Autohome Media Limited
(Autohome Media)
(Hong Kong)
Outside China
Inside China
Autohome Shanghai Advertising Co., Ltd.
Beijing Prbrownies Software Co., Ltd.
Beijing Autohome Advertising Co., Ltd.
Beijing Autohome Technologies Co., Ltd.
Guangzhou Autohome Advertising Co., Ltd.
Huai'an Prbrownies Software Co., Ltd.
Chengdu Prbrownies Software Co., Ltd.
Beijing Kemoshijie Technology Co., Ltd.
75%
Beijing Haochezhijia E-Commerce Co., Ltd.
Beijing Chezhiying Software Co., Ltd.
Beijing Chezhiying Technology Co., Ltd.
Two Individuals(1)
Beijing Shengtuo Hongyuan Information Technology Co., Ltd.
(Shengtuo Hongyuan)
Beijing Autohome Used Car Appraisal Co., Ltd.
Beijing Autohome Used Car Brokerage Co., Ltd.
Two Individuals(1)
Beijing Cheerbright Technologies Co., Ltd.
(Autohome WFOE)
Guangzhou You Che You Jia Advertising Co., Ltd.
(Guangzhou Advertising)
Shanghai You Che You Jia Advertising Co., Ltd.
(Shanghai Advertising)
Beijing Autohome Information Technology Co., Ltd.
(Autohome Information)
Autohome (Tianjin) Automobile Sales Co., Ltd.
Beijing Shengtuo Autohome Advertising Co., Ltd.
(Autohome Advertising)
Beijing Shengtuo Chengshi Advertising Co., Ltd.
(Chengshi Advertising)
Shanghai Tianhe Insurance Brokerage Co., Ltd.
(Shanghai Tianhe)
Equity interest
Contractual arrangements under exclusive technology consulting and service agreements, loan agreements, equity option agreements, equity interest pledge agreements and powers of attorney

(1)	The two individuals are Min Lu and Haiyun Lei, each a PRC citizen. Each of Min Lu and Haiyun Lei holds 50% of the equity interests in each of Autohome Information, Shanghai Advertising, Guangzhou Advertising and Shengtuo Hongyuan.

As of March 31, 2018, Yun Chen owned 52.7% of our total issued and outstanding ordinary shares. Yun Chen is a wholly owned subsidiary of Ping An Insurance (Group) Company of China, Ltd., a public company listed on the Hong Kong Stock Exchange, which beneficially owned 52.7% of the total voting rights in our company.

In September 2016 and March 2017, the then individual nominee shareholders of Shengtuo Hongyuan, Guangzhou Advertising, Autohome Information and Shanghai Advertising entered into Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements with Min Lu and Haiyun Lei, pursuant to which the then individual nominee shareholders transferred all of their equity interests in each of the entities to Min Lu and Haiyun Lei. Shengtuo Hongyuan, Guangzhou Advertising, Shanghai Advertising and Autohome Information have completed their AIC registration filings with the relevant Chinese authorities. Upon the execution of the above Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements, all contractual arrangements between the then individual nominee shareholders and our wholly owned subsidiaries were terminated. Autohome WFOE entered into a series of contractual agreements with (i) Guangzhou Advertising and each of its individual nominee shareholders, (ii) Autohome Information, each of its individual nominee shareholders and two of its subsidiaries, Autohome Advertising and Chengshi Advertising, and (iii) Shanghai Advertising and each of its individual nominee shareholders in September 2016, March 2017 and March 2017, respectively. Chezhiying WFOE entered into a series of contractual agreements with Shengtuo Hongyuan, each of its individual nominee shareholders and its two subsidiaries in September 2016.

For the information regarding our contractual arrangements, please refer to “Item 7.B. Related Party Transactions — Contractual Agreements with Our Variable Interest Entities.”

In consideration of the previous restrictions imposed on the shareholders of foreign-invested companies engaging in advertising business, we once conducted advertising business by entering into a series of contractual arrangements with Guangzhou Advertising and Shanghai Advertising. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” Since the regulatory environment developed, such restrictions were lifted in 2015. Therefore, in 2015, we completed the migration of our advertising business from Guangzhou Advertising, Shanghai Advertising and other PRC entities to the PRC subsidiaries of Autohome Media. Guangzhou Advertising and Shanghai Advertising are currently not conducting any business. In August 2017 and March 2018, we decided to liquidate and dissolve Guangzhou Advertising and Shanghai Advertising, respectively. Currently we are undertaking the governmental procedures to liquidate, dissolve and de-register Guangzhou Advertising and Shanghai Advertising, which are expected to be completed by the end of 2018. Autohome WFOE has signed the termination agreements with respect to the contractual agreements that it has entered into with Guangzhou Advertising and Shanghai Advertising and each of their individual nominee shareholders to terminate the contractual arrangements on the date of the issuance of an approval notice for the deregistration of Guangzhou Advertising and Shanghai Advertising by the competent Bureau of Industry and Commerce in charge of such two entities, respectively.

D.	Property, Plants and Equipment

Our corporate headquarters is located in Beijing, China, where we lease office space with an area of approximately 25,821 square meters. We generally make rental payments on a monthly basis. In addition, as of December 31, 2017, we also leased office space in 78 cities for our representative offices, including regional operation centers in Shanghai, Guangzhou and Tianjin in China. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

Overview

We are the leading online destination for automobile consumers in China. Through our two websites, autohome.com.cn and che168.com, accessible through PCs and mobile devices, and our mobile applications, we deliver comprehensive, independent and interactive content to automobile buyers and owners, as well as offering them our transaction facilitation and auto financing services. We generate revenues from media services, leads generation services and online marketplace. In 2017, we derived 49.7%, 42.1% and 8.2% of our total net revenues from our media services, leads generation services and online marketplace, respectively, while in 2016, each of these three revenue lines contributed 39.4%, 32.1% and 28.5% of our total net revenues, respectively. The change in the composition of revenue lines was primarily due to the implementation of our strategy to de-emphasize direct vehicle sales and to focus on facilitating transactions. Through our media services, we provide automakers with solutions in connection with brand promotion, new model releases and sales promotions. Our large and engaged user base of automobile consumers provides a broad reach for automakers’ marketing messages. Our leads generation services enable our dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of potential customers and effectively market their automobiles to consumers online and ultimately generate sales leads. In 2017, while we continued to strengthen our existing business, we also further developed our transaction business. Our transaction business includes new vehicle transaction business consisting of direct vehicle sales and platform-based services facilitating transactions, and used automobile listing. In early 2017, we also launched our auto financing business and started to provide services to our cooperative banks and financial institutions by displaying and marketing their financial products, covering loans, leases and insurance services for consumers and independent automobile sellers. Through offering these services on our platform, we believe we are on the right track to build a robust automotive eco-platform to serve consumers throughout their automobile ownership life cycles.

Our net revenues increased from RMB3,464.0 million in 2015 to RMB5,961.6 million in 2016 and RMB6,210.2 million (US$954.5 million) in 2017, representing a CAGR of 33.9%. Our net income attributable to Autohome Inc. increased from RMB990.6 million in 2015 to RMB1,227.9 million in 2016 and RMB2,001.6 million (US$307.6 million) in 2017, representing a CAGR of 42.1%.

General Factors Affecting Our Results of Operations

Our business and results of operations are significantly affected by China’s overall economic conditions and the general trends in the automotive industry, especially new automobile sales in China. Economic growth in China has contributed to an increase in household disposable income and improved the availability of financing for automobile purchases. These factors, coupled with the rapid growth of the automotive industry and the emergence of industry-wide favorable governmental policies in recent years, have contributed to the increased number of new automobiles sold in China and have promoted the development of automobile transaction business, in particular, the auto-financing business. Regardless of China’s overall favorable policies, some local governments have different approaches and have even tightened the local regulations on automobile transactions, which may slow the growth rate of new automobile sales and decrease the demand for our services. In addition, our business is subject to the overall advertising expenditures by automakers and automobile dealers, the development of online advertising industry in China and the market acceptance of online advertising and promotion. Our results of operations can also be significantly impacted by our ability to minimize costs and maximize efficiency in our operations.

In addition, our business and results of operations may be affected by our user reach, the level of user experience and engagement. Automaker and dealer advertisers, who contribute a substantial portion of our revenues, choose to advertise on our websites and mobile applications in significant part due to our leading market position in the online automotive advertising industry. Also, effective marketing and promotion activities conducted by us are critical for us to maintain and enhance our brand recognition and attract more traffic to our platform. We anticipate that our ability to continue to attract a large and growing user base and maintain a high level of user engagement and satisfactory user experience will affect our ability to attract advertisers and dealer subscribers to our websites and mobile applications and in turn, our ability to generate sales leads. Finally, our business and results of operations may be affected by the development of e-commerce in China and consumers’ acceptance of online automobile purchases.

Specific Factors Affecting Our Results of Operations

While our business and results of operations are generally affected by China’s overall economic conditions, the general trends in China’s automotive industry, our user reach and engagement and consumers’ acceptance of online automobile purchases, our results of operations are more directly affected by the specific financial factors set forth below.

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

We currently generate our net revenues from media services, leads generation services and online marketplace. Media services mainly include automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices. Leads generation services primarily include (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and (iii) other value-added services. We sell our advertising services primarily to automakers and dealers through third-party advertising agencies, with automakers contributing a substantial majority of our advertising services revenues. We offer rebates to advertising agencies and cash incentives to automakers and automobile dealers who participate in various incentive programs on our online transaction platform. Our net revenues are presented net of rebates to advertising agencies and cash incentives to automakers and automobile dealers. We generate revenues from leads generation services through dealer subscription services, advertising services sold to individual dealer advertisers, and other value-added services. We sell our dealer subscription services to automobile dealers mainly on a fixed-fee subscription basis.

We also generate online marketplace revenues from the new vehicle transaction business, which is composed of direct vehicle sales and platform-based services facilitating transactions on the Autohome Mall platform and the revenues from auto-financing business. We record revenues from direct sales on gross basis when vehicles are delivered and title has passed to the buyers. In addition, we earn service fees for new vehicle displayed and transactions facilitated through the Autohome Mall platform. The service fees are recognized ratably over the display period or recognized when the vehicles are delivered to customers. For auto-financing services, we earn service fees for the generation of sales leads or the facilitation of financial product transactions through our platform. The service fees are recognized when the sales leads are delivered or upon the completion of transaction facilitation.

The following table sets forth the principal components of our net revenues in absolute amounts and as percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues:
Media services	1,878,397	54.3%	2,347,626	39.4%	3,083,496	473,925	49.7%
Leads generation services	1,403,892	40.5	1,916,445	32.1	2,616,009	402,073	42.1
Online marketplace	181,686	5.2	1,697,550	28.5	510,676	78,489	8.2

Total net revenues	3,463,975	100.0%	5,961,621	100.0%	6,210,181	954,487	100.0%

Media Services Revenues

We generate media services revenues primarily from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices. In 2015, 2016 and 2017, 87, 95 and 101 automakers operating in China purchased media services from us. As a result of our high penetration in the automaker market, we believe that our future media services revenue growth will be driven primarily by automakers’ increased advertising spending on our websites and mobile applications as they continue to shift their advertising budgets from traditional media to online media, as well as further development of mobile advertising, and monetization leveraging our enriched content and big data analytic capabilities.

Increased spending will be driven primarily by a combination of (i) our ability to increase advertising volume, either due to the availability of additional advertising locations, such as the mobile platform, as we expand our service offerings, or due to higher sell-through rates, which is calculated as the percentage of advertising locations actually sold over total advertising locations available for sale in a given period, (ii) our ability to increase our pricing, as measured by price per location per day, as our user reach continues to expand, thereby enhancing the effectiveness of the services we offer and building automakers increasing awareness of our platform, and (iii) our ability to constantly provide more diversified and optimized portfolio of product offerings. We primarily use a “cost per time” pricing model to price our online advertising services by charging advertisers on a daily basis for an advertisement placed in a given location on our websites and mobile applications. However, as we continue to grow our user base and enhance user engagement, we began to explore “cost per thousand impressions,” “cost per click” and other performance-based pricing models. These new initiatives have already begun to generate revenues but the amount was still insignificant compared to the revenues generated from the “cost per time” pricing model.

Leads Generation Services Revenues

We generate leads generation services revenues through (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and other value-added services. Our dealer subscribers are dealers that have purchased subscription packages which are delivered through our dealership information system. We provide our dealer subscribers with additional tools and features to enable them to more effectively market their inventories on our websites and mobile applications. We provided leads generation services to 21,858, 24,096 and 27,167 dealers in 2015, 2016 and 2017, respectively. Our leads generation services revenues accounted for 40.5%, 32.1% and 42.1% of our net revenues in 2015, 2016 and 2017, respectively. We believe that our leads generation services revenues will continue to grow in the near future, driven by our ability to command higher fees for different subscription packages and provide more diversified value-added services to our dealer customers with our capabilities of connecting dealers with our large user base, and expanding the dealer client base.

Online Marketplace Revenues

We generate online marketplace revenues through the new vehicle transaction business, which is composed of direct vehicle sales and platform-based services facilitating transactions on the Autohome Mall platform, and auto-financing business. Our online marketplace revenues accounted for 5.2%, 28.5% and 8.2% of our net revenues in 2015, 2016 and 2017, respectively. Revenues from direct vehicle sales accounted for 73.6%, 96.3% and 70.0% of online marketplace revenues in 2015, 2016 and 2017, respectively. With the implementation of our strategy to focus on facilitating transactions, we cleared all direct vehicle sales inventories as of December 31, 2017. Going forward, we will explore diversified business models and opportunities to build a robust and comprehensive e-commerce platform and continue to develop our auto-financing business.

Cost of Revenues

Cost of revenues refers primarily to (i) content-related costs, (ii) depreciation and amortization expenses, (iii) bandwidth and internet data center (“IDC”) costs, (iv) value-added tax (“VAT”) and surcharges and (v) cost of sales including tax. The following table sets forth the principal components of our cost of revenues in absolute amounts and as a percentage of our total net revenues for the years indicated:

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Content-related costs(1)	184,635	5.3%	269,313	4.5%	390,885	60,078	6.3%
Depreciation and amortization expenses	43,160	1.3	42,570	0.7	41,579	6,391	0.7
Bandwidth and IDC costs	38,893	1.1	51,766	0.9	89,889	13,816	1.4
VAT and surcharges	269,491	7.8	349,373	5.9	484,811	74,513	7.8
Cost of sales, including tax	132,942	3.8	1,680,143	28.1	351,521	54,028	5.7

Total cost of revenues	669,121	19.3%	2,393,165	40.1%	1,358,685	208,826	21.9%

(1)	Including share-based compensation expenses of RMB6.9 million for 2015, RMB12.3 million for 2016 and RMB15.2 million (US$2.3 million) for 2017, respectively.

Content-related Costs. Content-related costs are costs directly related to creating and editing the original generated content, organizing and maintaining user generated content on our websites and mobile applications, and maintaining our professionally generated content. Content-related costs mainly include salaries and benefits, toll free telephone charges, travel and office expenses of our editorial personnel, expenses we incur in the execution of the offline portion of our advertisers’ online promotions and expenses we pay to third parties for creating and publishing certain rich media content and professionally generated content displayed on our websites and mobile applications. We expect our content-related costs may continue to increase primarily due to our business growth.

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

Bandwidth and IDC Costs. Bandwidth and IDC costs consist of fees that we pay to telecommunication carriers and other service providers for telecommunication services and for hosting our servers at their internet data centers, as well as fees we pay to our content delivery network service provider for the distribution of our content. Our bandwidth and IDC costs are expected to continue to increase in subsequent periods as our user traffic continued to increase and we require more high-quality bandwidth and more cabinets to support user traffic growth and improve our users’ experience.

VAT and Surcharges. After VAT reform in 2012, our PRC subsidiaries and VIEs excluding Beijing Prbrownies Software Co., Ltd. and Chengdu Prbrownies Software Co., Ltd. are subject to a 6% VAT for the media services and leads generation services provided and 17% for the direct vehicle sales under online marketplace. Advertising services are also subject to the cultural construction fee. For Beijing Prbrownies Software Co., Ltd. and Chengdu Prbrownies Software Co., Ltd., they are subject to 17% VAT for the dealer subscription services, which were sold in the form of software products starting from October 2014. Since November 2014 and December 2016, respectively, Beijing Prbrownies Software Co., Ltd. and Chengdu Prbrownies Software Co., Ltd. were entitled to a 14% VAT refund on the total VAT payable at the rate of 17% after being certified as software resolutions by the relevant authority. As a result of the above, our overall VAT and surcharges as a percentage of our total net revenues excluding direct vehicle sales was 8.1% in 2015, 8.1% in 2016 and 8.3% in 2017.

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

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and product development expenses. The following table sets forth our operating expenses in absolute amounts and as percentages of our total net revenues for the years indicated:

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses:
Sales and marketing expenses(1)	1,127,484	32.6%	1,536,939	25.8%	1,647,519	253,219	26.5%
General and administrative expenses(2)	193,655	5.6	306,794	5.2	281,951	43,335	4.5
Product development expenses(3)	273,908	7.9	571,354	9.6	878,773	135,065	14.2

Total operating expenses	1,595,047	46.0%	2,415,087	40.6%	2,808,243	431,619	45.2%

(1)	Including share-based compensation expenses of RMB36.6 million for 2015, RMB50.8 million for 2016, and RMB53.1 million (US$8.2 million) for 2017, respectively.
(2)	Including share-based compensation expenses of RMB40.1 million for 2015, RMB78.0 million for 2016, and RMB60.0 million (US$9.2 million) for 2017, respectively.
(3)	Including share-based compensation expenses of RMB24.3 million for 2015, RMB54.3 million for 2016, and RMB49.6 million (US$7.6 million) for 2017, respectively.

Sales and Marketing Expenses. Our sales and marketing expenses primarily consist of the marketing expenses incurred in connection with promoting our brands through search engines, mobile platforms and navigation sites, sales promotion activities and salaries and benefits and sales commissions for our sales and marketing personnel. Our sales and marketing expenses also include office and travel-related expenses and business development expenses associated with our sales and marketing activities. We expect that our sales and marketing expenses will continue to increase in the future as we will enhance our user engagement, enlarge our sales force to expand our coverage and transform us from a content-led vertical media business to an automotive eco-platform based on advanced data and technology.

General and Administrative Expenses. Our general and administrative expenses primarily consist of personnel-related expenses for management and administrative personnel and professional service fees. We expect that our general and administrative expenses will be relatively stable compared to our revenue growth in the future.

Product Development Expenses. Our product development expenses primarily consist of personnel-related expenses associated with the development of new technologies and products as well as enhancement of our websites and mobile applications. We expect that our product development expenses will increase as we expand our business, develop new features and functionalities, increase the accessibility of our websites, mobile applications and the transaction platform, invest further in AR and VR related technologies and enhance our big data analysis capabilities.

Taxation

Cayman Islands

Autohome Inc., Autohome E-commerce Inc., Autohome Link Inc. and Autohome Financing Limited are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, companies incorporated in the Cayman Islands are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Cheerbright is a company incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, Cheerbright is not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the British Virgin Islands.

Hong Kong

Autohome HK, Autohome Media, Autohome E-commerce Hong Kong Limited, Autohome Link Hong Kong Limited and Autohome Financing Hong Kong Limited are incorporated in Hong Kong. Companies incorporated and registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. For 2015, 2016 and 2017, we did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong during these periods. Under the Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

On February 24, 2017, the Standing Committee of the National People’s Congress amended the PRC Enterprise Income Tax Law, which was issued on March 16, 2007. The Implementing Regulations of the Law of the PRC on Enterprise Income Tax was issued on December 6, 2007 and became effective on January 1, 2008. Under the PRC Enterprise Income Tax Law and its implementation rules, a standard 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions.

In September 2010, Autohome WFOE was recognized as an HNTE, effective 2010 and was eligible for a 15% preferential enterprise income tax rate effective through 2018. Beijing Autohome Technologies was recognized as an HNTE in July 2015 and therefore was eligible for the preferential 15% enterprise income tax rate from 2015 to 2017 upon their filing with the relevant tax authority. The HNTE qualification is subject to an annual evaluation and a three-year review by the relevant authorities in China. However, should we lose this qualification for any reason, both Autohome WFOE and Beijing Autohome Technologies will no longer enjoy the 15% preferential tax rate, and the applicable enterprise income tax rate may increase to up to 25%. Beijing Prbrownies was recognized as an HNTE in February 2016, qualifying it for the preferential 15% enterprise income tax rate from 2015 to 2017 upon its filing with the relevant tax authority. In addition to being recognized as an HNTE, Beijing Prbrownies was also recognized as an eligible software enterprise by the relevant tax authorities in 2016 and 2017, qualifying it for the exemption of enterprise income tax for the tax year 2015 and 2016.

Pursuant to the Circular on Income Tax Policies for Further Encouraging the Development of Software Industry and Integrated Circuit Industry jointly issued by the SAT and the MOF on April 20, 2012, and the Circular on Issues concerning Preferential Enterprise Income Tax Policies for Software and Integrated Circuit Industries jointly issued by the MOF, the SAT, the NDRC and the MIIT on May 4, 2016, eligible software enterprises which pass annual review and filing by the relevant tax authorities can enjoy exemption for enterprise income tax for the first and second year as calculated from the profit making year or no later than December 31, 2017 if no profit is made prior to that date, and thereafter enjoy half of the statutory rate of 25% for the third through fifth year thereafter until the expiration of the preferential period. Beijing Prbrownies started to make profit since 2015, and it passed the review and filing as an eligible software enterprise by the relevant tax authorities in 2016 and 2017, which qualified it for the exemption of enterprise income tax for 2015 and 2016. If Beijing Prbrownies passes the aforesaid review and filing again in 2018, it will enjoy a reduced enterprise income tax for 2017. However, if Beijing Prbrownies fails to pass the review and filing by the relevant tax authorities, it will no longer enjoy the preferential tax rate, and the applicable enterprise income tax rate may increase to up to 15% as an HNTE if it still maintains the HNTE qualification, or up to 25% if it loses the HNTE qualification.

Except for the above mentioned Autohome WFOE, Beijing Autohome Technologies and Beijing Prbrownies, our remaining PRC subsidiaries and all the VIEs were subject to EIT at a rate of 25% for 2015, 2016 and 2017.

If our holding company in the Cayman Islands, Autohome Inc., were deemed to be a “PRC resident enterprise” under the Enterprise Income Tax Law, it would be subject to enterprise income tax on its global income at a rate of 25%. If a subsidiary of us established in Hong Kong were deemed to be a “PRC resident enterprise” and Autohome Inc. were not deemed to be a “PRC resident enterprise” under the Enterprise Income Tax Law, then dividends payable by such subsidiary to Autohome Inc. may become subject to 10% PRC dividend withholding tax. Under such circumstances, it is not clear whether dividends payable by our PRC subsidiaries to their respective shareholders in Hong Kong would still be subject to PRC dividend withholding tax at a rate of 5%. If such subsidiary in Hong Kong were deemed to be a “PRC resident enterprise” under the Enterprise Income Tax Law, it would be subject to enterprise income tax at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries, dividends distributed to our non-PRC shareholders and ADS holders, and gains recognized by such shareholders or ADS holders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

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

Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (a) our selection of critical accounting policies, (b) the judgment and other uncertainties affecting the application of such policies and (c) the sensitivity of reported results to changes in conditions and assumptions. For further information on our significant accounting policies, see Note 2 to our consolidated financial statements for 2015, 2016 and 2017. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. We believe the following critical accounting policies are most significant to the presentation of our financial statements and some of which may require the most difficult, subjective and complex judgments. They should be read in conjunction with our consolidated financial statements, the risks and uncertainties of which are described under “Item 3. Key Information—D. Risk Factors” and other disclosures included in this annual report.

Revenue Recognition

Our revenue is derived from media services, leads generation services and online marketplace. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the related fee is reasonably assured based on the guidance in ASC 605, Revenue Recognition.

Contracts are signed to establish significant terms such as the price and services to be provided. We consider the price for our services to be fixed or determinable when we and our customers have signed the contracts. We assess the creditworthiness of our customers prior to signing the contracts to ensure collectability is reasonably assured. Non-refundable payments received before all of the relevant criteria for revenue recognition are satisfied and are to be recognized ratably over a period are recorded as deferred revenue.

Starting 2016, in order to better present the business, we changed our revenue reporting lines into media services, leads generation services and online marketplace, from advertising services and dealer subscription services, with the comparative figures for the year ended December 31, 2015 revised accordingly.

Media services

Media services revenues mainly include revenues from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices. The majority of our online advertising service arrangements involve multiple deliverables such as banner advertisements, links and logos, other media insertions and promotional activities that are delivered over different periods of time.

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

Leads generation services

Leads generation services primarily include revenues from (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and other value-added services. Under the dealer subscription services, we make available throughout the subscription period a webpage linked to its websites where the dealers can publish information such as the pricing of their products, locations and addresses and other related information. Revenue is recognized ratably as services are provided over the subscription period.

Online marketplace

Online marketplace revenues mainly include revenues from the new vehicle transaction business, which is composed of direct vehicle sales and platform-based services facilitating transactions on the Autohome Mall platform, and auto-financing business. For direct vehicle sales, we recognize revenue on a gross basis as we act as the principal, are the primary obligor of the sales arrangements and are subject to inventory risk. Revenue from direct vehicle sales are recognized when a sales contract has been executed and the vehicle has been delivered. Under the platform-based service arrangements, we earn service fee for the new vehicle displayed and transactions facilitated through the Autohome Mall platform. The service fee is recognized ratably over the display period or recognized when the vehicles are delivered to customers. For the auto-financing business, we earn service fees for the generation of sales leads or for facilitating financial product transactions through our platform. The service fee is recognized when the sales leads are delivered or upon the completion of the facilitated transaction.

Rebates and cash incentives provided to customers

We provide rebates to agency companies based on cumulative annual advertising and service volume. We estimate our obligations under such agreements based on an evaluation of the likelihood of the agency companies’ achievement of the advertising and service volume targets and evaluation of the agency companies’ purchase trends and history.

We also provide cash incentives to automakers and dealers who participated in various incentive programs on our online transaction platform. The cash incentives are accounted for as a reduction of revenue in accordance with ASC 605-50, “Revenue Recognition: Customer Payments and Incentives.” However, for the cash incentives not within the scope of ASC 605-50 and provided to the end users for the promotional purpose, they are recognized as expense.

We have estimated and recorded rebates and cash incentives to agency companies, dealers and automakers cumulatively amounting to RMB578.5 million, RMB653.5 million and RMB886.9 million (US$136.3 million) for the years ended December 31, 2015, 2016 and 2017, as a reduction of revenue, respectively.

Income taxes

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

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

We adopted ASU No. 2015-17, Income Taxes (Topic 740), Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as non-current on the balance sheet, starting the first quarter of 2017 on a retrospective basis. After adoption of this ASU, current deferred tax assets of RMB99.2 million as of December 31, 2016 on consolidated balance sheet was reclassified as non-current.

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

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Our goodwill at December 31, 2016 and 2017 were related to our acquisition of Cheerbright, China Topside and Norstar. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

Our management has determined that we represent the lowest level within the entity at which goodwill is monitored for internal management purposes. Our management evaluated the recoverability of goodwill by performing a qualitative assessment before using a two-step impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, our management determined that it is more-likely-than-not that the fair value of the reporting unit is in excess of its carrying amount. Therefore, our management concluded that it was not necessary to proceed to the two-step goodwill impairment test. As of December 31, 2016 and 2017, goodwill was RMB1.5 billion and RMB1.5 billion (US$231.2 million), respectively. No impairment loss was recorded for any of the years presented.

If we reorganize our reporting structure in a manner that changes the composition of one or more of its reporting units, goodwill is reassigned based on the relative fair value of each of the affected reporting units.

Share-based Compensation

We account for share-based awards granted to employees under ASC 718, Compensation—Stock Compensation, which requires that share-based awards granted to employees be measured based on the grant date fair value and recognized as compensation expense over the requisite service period (which is generally the vesting period) in the consolidated statements of operations data. We have elected to recognize compensation expense using the straight-line method for all share-based awards granted with service conditions that have a graded vesting schedule. Under ASC 718, an entity can make an accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. We have elected to estimate the forfeitures rate at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from initial estimates.

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

Results of Operations

The following table presents our results of operations in absolute amounts and as a percentage of our total net revenues for the years indicated.

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues
Media services	1,878,397	54.3%	2,347,626	39.4%	3,083,496	473,925	49.7%
Leads generation services	1,403,892	40.5	1,916,445	32.1	2,616,009	402,073	42.1
Online marketplace	181,686	5.2	1,697,550	28.5	510,676	78,489	8.2

Total net revenues	3,463,975	100.0	5,961,621	100.0	6,210,181	954,487	100.0
Cost of revenues(1)	(669,121)	(19.3)	(2,393,165)	(40.1)	(1,358,685)	(208,826)	(21.9)

Gross Profit	2,794,854	80.7	3,568,456	59.9	4,851,496	745,661	78.1
Operating expenses
Sales and marketing expenses(1)	(1,127,484)	(32.6)	(1,536,939)	(25.8)	(1,647,519)	(253,219)	(26.5)
General and administrative expenses(1)	(193,655)	(5.6)	(306,794)	(5.2)	(281,951)	(43,335)	(4.5)
Product development expenses(1)	(273,908)	(7.9)	(571,354)	(9.6)	(878,773)	(135,065)	(14.2)

Operating profit	1,199,807	34.6	1,153,369	19.3	2,043,253	314,042	32.9
Interest income	63,218	1.8	88,168	1.5	220,282	33,857	3.5
Earnings/(loss) from equity method investments	102	0.0	(6,638)	(0.1)	(10,571)	(1,625)	(0.2)
Other income, net	13,064	0.4	13,953	0.2	8,577	1,318	0.1

Income before income taxes	1,276,191	36.8	1,248,852	20.9	2,261,541	347,592	36.3
Income tax expense	(285,542)	(8.2)	(32,629)	(0.5)	(267,082)	(41,050)	(4.3)

Net income	990,649	28.6	1,216,223	20.4	1,994,459	306,542	32.0

Net loss attributable to noncontrolling interests	—	—	11,691	0.2	7,160	1,100	0.1
Net income attributable to Autohome Inc.	990,649	28.6%	1,227,914	20.6%	2,001,619	307,642	32.1%

(1)	Including share-based compensation expenses as follows:

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of Share-Based Compensation Expenses
Cost of revenues	6,939	0.2%	12,310	0.2%	15,166	2,331	0.2%
Sales and marketing expenses	36,584	1.1	50,814	0.9	53,064	8,155	0.9
General and administrative expenses	40,142	1.1	77,965	1.3	59,954	9,215	1.0
Product development expenses	24,280	0.7	54,304	0.9	49,602	7,624	0.8

Total share-based compensation expenses	107,945	3.1%	195,393	3.3%	177,786	27,325	2.9%

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues. Our net revenues increased by 4.2% from RMB5,961.6 million in 2016 to RMB6,210.2 million (US$954.5 million) in 2017. This increase was due to a 33.7% increase in combined revenues from media and leads generation services, partially offset by the decrease in revenues from direct vehicle sales as part of the Company’s implementation of an asset-light strategy.

Media services. Our media services revenues increased by 31.3% from RMB2,347.6 million in 2016 to RMB3,083.5 million (US$473.9 million) in 2017. This increase was due to increased revenue from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices.

The increase in revenues from our media services was attributable to 23.5% increase in average revenue per automaker advertiser from RMB24.7 million in 2016 to RMB30.5 million (US$4.7 million) in 2017, as automakers continued to allocate more of their advertising budgets to our online advertising and marketing channels, with increasingly diversified and optimized portfolio of products being offered.

Leads generation services. Leads generation services revenues increased by 36.5% from RMB1,916.4 million in 2016 to RMB2,616.0 million (US$402.1 million) in 2017. The increase in leads generation services revenues was mainly driven by 21.1% year-over-year increase in average revenue per paying dealer from RMB79.5 thousand in 2016 to RMB96.3 thousand (US$14.8 thousand) in 2017 as dealers continue to allocate a greater portion of their budgets to our services, as well as an expanded dealer client base. We provided leads generation services to 27,167 dealers in 2017, compared with 24,096 dealers in 2016.

Online marketplace. Online marketplace revenues were RMB510.7 million (US$78.5 million) in 2017 compared to RMB1,697.6 million in 2016. Revenues from direct vehicle sales account for 96.3% and 70.0% of online marketplace revenues in 2016 and 2017, respectively.

Cost of Revenues. Our cost of revenues decreased by 43.2% from RMB2,393.2 million in 2016 to RMB1,358.7 million (US$208.8 million) in 2017, primarily due to a decrease in cost of sales related to direct vehicle sales.

Content-related Costs. Our content-related costs increased by 45.1% from RMB269.3 million in 2016 to RMB390.9 million (US$60.1 million) in 2017, primarily due to a 20.3% increase of salaries and benefits of our editorial personnel (including share-based compensation expenses) from RMB116.0 million in 2016 to RMB139.5 million (US$21.4 million) in 2017. Our content-related costs included share-based compensation expenses, which increased from RMB12.3 million in 2016 to RMB15.2 million (US$2.3 million) in 2017.

Depreciation and Amortization Expenses. Our depreciation and amortization expenses were RMB41.6 million (US$6.4 million) in 2017 compared to RMB42.6 million in 2016.

Bandwidth and IDC Costs. Our bandwidth and IDC costs increased by 73.6% from RMB51.8 million in 2016 to RMB89.9 million (US$13.8 million) in 2017, primarily due to increased bandwidth and IDC requirements to fulfill the growth of our user traffic, improve the user experience and enhance our big data analysis capabilities.

VAT and Surcharges. VAT and related surcharges increased by 38.8% from RMB349.4 million for 2016 to RMB484.8 million (US$74.5 million) in 2017, as a result of increased revenues.

Cost of sales including tax. Cost of sales including tax were RMB351.5 million (US$54.0 million) in 2017 compared to RMB1,680.1 million in 2016. RMB50.2 million and RMB1.5 million (US$0.2 million) of write-down was recorded in cost of sales in 2016 and 2017, respectively.

Operating Expenses. Our operating expenses increased by 16.3% from RMB2,415.1 million in 2016 to RMB2,808.2 million (US$431.6 million) in 2017, primarily due to increases in product development expenses and sales and marketing expenses.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 7.2% from RMB1,536.9 million in 2016 to RMB1,647.5 million (US$253.2 million) in 2017. This increase was primarily due to (i) a 13.1% increase in marketing and promotional expenses from RMB879.1 million in 2016 to RMB994.4 million (US$152.8 million) in 2017, mainly in connection with the promotion of our mobile platforms and offline execution and promotional expenses, and (ii) a 5.1% increase in salaries and benefits (including share-based compensation expenses) from RMB528.6 million in 2016 to RMB555.8 million (US$85.4 million) in 2017, which is in line with our overall growth. As a percentage of net revenues, sales and marketing expenses were 26.5% in 2017, compared to 25.8% in 2016. Our sales and marketing expenses in 2017 included share-based compensation expenses of RMB53.1 million (US$8.2 million), compared to RMB50.8 million in 2016.

General and Administrative Expenses. Our general and administrative expenses decreased by 8.1% from RMB306.8 million in 2016 to RMB282.0 million (US$43.3 million) in 2017. This decrease was primarily attributable to a 4.6% decrease in salaries and benefits (including share-based compensation expenses) from RMB190.4 million in 2016 to RMB181.7 million (US$27.9 million) in 2017. As a percentage of net revenues, general and administrative expenses decreased from 5.2% in 2016 to 4.5% in 2017. Our general and administrative expenses for 2017 included share-based compensation expenses of RMB60.0 million (US$9.2 million), compared to RMB78.0 million in 2016.

Product Development Expenses. Our product development expenses increased by 53.8% from RMB571.4 million in 2016 to RMB878.8 million (US$135.1 million) in 2017. The increase was primarily attributable to a 41.1% increase in salaries and benefits (including share-based compensation expenses) from RMB505.7 million in 2016 to RMB713.6 million (US$109.7 million) in 2017, as a result of the increase in product development headcount, which is in line with our overall growth and continuous reinvestment in future growth opportunities. As a percentage of net revenues, product development expenses increased from 9.6% in 2016 to 14.2% in 2017. Our product development expenses for 2017 included share-based compensation expenses of RMB49.6 million (US$7.6 million), compared to RMB54.3 million in 2016.

Income before Income Taxes. Our income before income taxes was RMB2,261.5 million (US$347.6 million) in 2017 compared to RMB1,248.9 million in 2016.

Income Tax Expense. We incurred income tax expense of RMB267.1 million (US$41.1 million) in 2017, a significant increase compared with RMB32.6 million in 2016, primarily due to an increase in taxable income and withholding tax liability associated with special cash dividend.

Net Income Attributable to Autohome Inc. As a result of the foregoing, we had net income attributable to Autohome Inc. of RMB2,001.6 million (US$307.6 million) in 2017, increased by 63.0% compared with net income attributable to Autohome Inc. of RMB1,227.9 million in 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues. Our net revenues increased by 72.1% from RMB3,464.0 million in 2015 to RMB5,961.6 million in 2016. This increase was due to the significant revenue growth from our online marketplace and a 29.9% increase in revenues from media and leads generation services.

Media services. Our media services revenues increased by 25.0% from RMB1,878.4 million in 2015 to RMB2,347.6 million in 2016. This increase was due to increased revenue from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices.

The increase in revenues from our media services was attributable to 14.5% increase in average revenue per automaker advertiser from RMB21.6 million in 2015 to RMB24.7 million in 2016, as automakers continued to allocate more of their advertising budgets to our online advertising and marketing channels.

Leads generation services. Leads generation services revenues increased by 36.5% from RMB1,403.9 million in 2015 to RMB1,916.4 million in 2016. The increase in leads generation services revenues was mainly driven by 23.8% year-over-year increase in average revenue per paying dealer from RMB64.2 thousand in 2015 to RMB79.5 thousand in 2016 as dealers continue to allocate a greater portion of their budgets to our services. We provided leads generation services to 24,096 dealers in 2016, compared with 21,858 dealers in 2015.

Online marketplace. Online marketplace revenues were RMB1,697.6 million in 2016 compared to RMB181.7 million in 2015. Revenues from direct vehicle sales were RMB133.6 million and RMB1,635.1 million in 2015 and 2016, respectively, accounting for 73.6% and 96.3% of online marketplace revenues.

Cost of Revenues. Our cost of revenues increased by 257.7% from RMB669.1 million in 2015 to RMB2,393.2 million in 2016, primarily due to an increase in cost of sales related to direct vehicle sales.

Content-related Costs. Our content-related costs increased by 45.9% from RMB184.6 million in 2015 to RMB269.3 million in 2016, primarily due to a 36.7% increase of salaries and benefits of our editorial personnel (including share-based compensation expenses) from RMB84.9 million in 2015 to RMB116.0 million in 2016. Our content-related costs included share-based compensation expenses, which increased from RMB6.9 million in 2015 to RMB12.3 million in 2016.

Depreciation and Amortization Expenses. Our depreciation and amortization expenses were RMB42.6 million in 2016 compared to RMB43.2 million in 2015.

Bandwidth and IDC Costs. Our bandwidth and IDC costs increased by 33.1% from RMB38.9 million in 2015 to RMB51.8 million in 2016, primarily due to increased bandwidth and IDC requirements to fulfill the growth of our user traffic, improve the user experience and enhance our big data analysis capabilities.

VAT and Surcharges. VAT and related surcharges increased by 29.6% from RMB269.5 million for 2015 to RMB349.4 million in 2016, as a result of increased revenues.

Cost of sales including tax. Cost of sales including tax were RMB1,680.1 million in 2016 compared to RMB132.9 million in 2015. Nil and RMB50.2 million of write-down was recorded in cost of sales in 2015 and 2016, respectively.

Operating Expenses. Our operating expenses increased by 51.4% from RMB1,595.0 million in 2015 to RMB2,415.1 million in 2016, primarily due to increases in sales and marketing expenses, product development expenses and general and administrative expenses.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 36.3% from RMB1,127.5 million in 2015 to RMB1,536.9 million in 2016. This increase was primarily due to (i) a 38.3% increase in marketing and promotional expenses from RMB635.6 million in 2015 to RMB879.1 million in 2016, mainly in connection with the promotion of our mobile platforms including mobile applications, and (ii) a 27.0% increase in salaries and benefits (including share-based compensation expenses) from RMB416.2 million in 2015 to RMB528.6 million in 2016, which is in line with our overall growth. As a percentage of net revenues, sales and marketing expenses decreased from 32.6% in 2015 to 25.8% in 2016. Our sales and marketing expenses in 2016 included share-based compensation expenses of RMB50.8 million, compared to RMB36.6 million in 2015.

General and Administrative Expenses. Our general and administrative expenses increased by 58.4% from RMB193.7 million in 2015 to RMB306.8 million in 2016. This increase was primarily attributable to a 79.5% increase in salaries and benefits (including share-based compensation expenses) from RMB106.1 million in 2015 to RMB190.4 million in 2016. As a percentage of net revenues, general and administrative expenses decreased from 5.6% in 2015 to 5.2% in 2016. Our general and administrative expenses for 2016 included share-based compensation expenses of RMB78.0 million, compared to RMB40.1 million in 2015.

Product Development Expenses. Our product development expenses increased by 108.6% from RMB273.9 million in 2015 to RMB571.4 million in 2016. The increase was primarily attributable to a 107.4% increase in salaries and benefits (including share-based compensation expenses) from RMB243.8 million in 2015 to RMB505.7 million in 2016, as a result of the increase of product development headcount, which is in line with our overall growth and continuous reinvestment in future growth opportunities. As a percentage of net revenues, product development expenses increased from 7.9% in 2015 to 9.6% in 2016. Our product development expenses for 2016 included share-based compensation expenses of RMB54.3 million, compared to RMB24.3 million in 2015.

Income before Income Taxes. Our income before income taxes was RMB1,248.9 million in 2016 compared to RMB1,276.2 million in 2015.

Income Tax Expense. We incurred income tax expense of RMB32.6 million in 2016, a significant decrease compared with RMB285.5 million in 2015, primarily due to change in the enacted tax rate of Beijing Prbrownies which resulted in tax benefit of RMB173.6 million being recorded in 2016.

Net Income Attributable to Autohome Inc.. As a result of the foregoing, we had net income attributable to Autohome Inc. of RMB1,227.9 million in 2016, increased by 24.0% compared with net income attributable to Autohome Inc. of RMB990.6 million in 2015.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 1.4%, 2.0% and 1.6% in 2015, 2016 and 2017, and the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.8%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity are cash generated from our operating activities and our issuance of ADSs. In December 2013, we completed our initial public offering and raised net proceeds of US$142.6 million, after deducting underwriting commissions and discounts and expenses. In November 2014, we completed our 2014 Offering and raised net proceeds of US$97.3 million, after deducting underwriting commissions and discounts and expenses. Our principal uses of cash for 2015, 2016 and 2017 were operating activities, including employee compensation, tax expenses, marketing expenses, bandwidth and IDC costs and purchase of vehicles, investments and other capital expenditures. As of December 31, 2017, we had cash and cash equivalents and short-term investments altogether amounting to RMB8,154.2 million (US$1,253.3 million).

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may require additional cash due to unanticipated business conditions or other future developments. We may also need additional cash resources if we find and wish to pursue opportunities for investments, acquisitions, strategic cooperation or other similar actions. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or secure debt funding from financial institutions.

The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	1,461,841	1,625,896	2,473,018	380,096
Net cash used in investing activities	(407,657)	(514,906)	(4,913,827)	(755,241)
Net cash generated from financing activities	30,200	27,920	61,070	9,386
Effect of exchange rate changes on cash and cash equivalents	13,847	2,354	(2,584)	(397)

Net increase/(decrease) in cash and cash equivalents	1,098,231	1,141,264	(2,382,323)	(366,156)
Cash and cash equivalents at beginning of year	1,054,416	2,152,647	3,293,911	506,265

Cash and cash equivalents at end of year	2,152,647	3,293,911	911,588	140,109

Operating Activities

Net cash generated from operating activities was RMB2,473.0 million (US$380.1 million) for 2017. This amount was primarily attributable to net income of RMB1,994.5 million (US$306.5 million), (a) adjusted for (i) certain non-cash items, primarily including share-based compensation expenses of RMB177.8 million (US$27.3 million), deferred income taxes of RMB12.3 million (US$1.9 million), depreciation of property and equipment of RMB81.9 million (US$12.6 million), loss from equity method investments of RMB10.6 million (US$1.6 million), and fair value change of short-term investments of RMB29.0 million (US$4.5 million) and (ii) changes in operating assets and liabilities that positively affected operating cash flow, primarily due to an increase in accrued expenses and other payables of RMB425.3 million (US$65.4 million), an increase in deferred revenue of RMB397.3 million (US$61.1 million), a decrease in prepaid expenses and other current assets of RMB191.3 million (US$29.4 million), a decrease in inventory of RMB94.1 million (US$14.5 million) and a decrease in restricted cash of RMB9.3 million (US$1.4 million), (b) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in accounts receivable of RMB688.9 million (US$105.9 million), decrease in income tax payable of RMB172.4 million (US$26.5 million), and a decrease in notes payable of RMB31.1 million (US$4.8 million). The increase in accrued expenses and other payables was mainly due to the increase in accrued rebates to advertising agencies in accordance with the growth of media service revenues, accrual for the year-end bonuses to employees during the period and marketing expenses. The increase in deferred revenue was mainly attributable to the growth of our dealer subscription services. The decrease in prepaid expenses and other current assets and inventories was attributable to the clearance of direct sales vehicle inventories. The decrease in restricted cash and notes payable was primarily due to the maturity and settlement of short-term bank acceptance notes used for the purchase of new vehicles. The increase in accounts receivable was primarily due to the increase of our media services.

Net cash generated from operating activities was RMB1,625.9 million for 2016. This amount was primarily attributable to net income of RMB1,216.2 million, (a) adjusted for (i) certain non-cash expenses, primarily share-based compensation expenses of RMB195.4 million, deferred income taxes of RMB103.8 million, depreciation of property and equipment of RMB65.2 million, and write-down of inventories and prepayment for vehicle purchase cost of RMB50.2 million and (ii) changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accrued expenses and other payables of RMB308.9 million, an increase in deferred revenue of RMB139.7 million and a decrease in restricted cash of RMB51.8 million, (b) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily a decrease in notes payable of RMB143.9 million, an increase in accounts receivable of RMB132.8 million and increase in prepaid expenses and other current assets of RMB77.6 million. The increase in accrued expenses and other payables was mainly due to the increase in accrued rebates to advertising agencies in accordance with growth of media service revenues, accrual for the year-end bonuses to employees during the period and customer deposit received. The increase in deferred revenue was mainly attributable to the growth of our dealer subscription services. The decrease in restricted cash and notes payable was primarily due to the maturity and settlement of short-term bank acceptance notes used for the purchase of new vehicles. The increase in accounts receivable was primarily due to the increase of our media services. The increase in prepaid expenses and other current assets was mainly due to the advance payment for purchase of new vehicles.

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

Investing Activities

Net cash used in investing activities was RMB4,913.8 million (US$755.2 million) in 2017, which was primarily attributable to the purchase of term deposits and adjustable-rate financial products, capital expenditures primarily related to the purchase of electronic equipment, purchase of operating license and investment in and disposal of equity investees.

Net cash used in investing activities was RMB514.9 million in 2016, which was primarily attributable to the purchase of term deposits and adjustable-rate financial products, capital expenditures primarily related to purchase of electronic equipment and leasehold improvements and investment in our new joint ventures.

Net cash used in investing activities was RMB407.7 million in 2015, which was primarily attributable to the purchase of term deposits, the investment in our new joint ventures and the capital expenditures primarily related to purchase of electronic equipment and leasehold improvements.

Financing Activities

Net cash generated from financing activities in 2017 was RMB61.1 million (US$9.4 million), which was attributable to proceeds from exercise of share-based awards.

Net cash generated from financing activities in 2016 was RMB27.9 million, which was primarily attributable to proceeds from exercise of share-based awards.

Net cash generated from financing activities in 2015 was RMB30.2 million, which was attributable to proceeds from exercise of share-based awards.

Capital Expenditures

Cash outflow in connection with capital expenditures amounted to RMB89.2 million, RMB88.8 million and RMB86.4 million (US$13.3 million) in 2015, 2016 and 2017, respectively. These capital expenditures were primarily used to purchase servers and other electronic equipment for our business and leasehold improvements.

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

Under PRC law, our PRC subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund and allocate at least 10% of their after-tax profits on an individual company basis as determined under PRC accounting standards to the general reserve, and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, they are also required to make appropriations to the enterprise expansion fund and staff welfare and bonus fund at the discretion of their respective boards of directors. Our VIEs in the PRC are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2015, 2016 and 2017, our PRC subsidiaries and our VIEs had appropriated RMB19.2 million, RMB36.0 million and RMB51.8 million (US$8.0 million), respectively, of retained earnings for their statutory reserves.

As a result of these PRC laws and regulations, prior to allocations of after-tax profits to the statutory reserves, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to us.

Foreign exchange and other regulation in the PRC may further restrict our PRC subsidiaries and VIEs from transferring funds to us in the form of dividends, loans and advances. As of December 31, 2016 and 2017, the amounts of the net restricted assets of our PRC subsidiaries and our VIEs were RMB5,165.7 million and RMB6,789.4 million (US$1,043.5 million), respectively.

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

We invested heavily in mobile technologies and were among the earliest in our industry in China to introduce a mobile version of our websites and both Apple iOS- and Android-based applications to allow our users to easily access our content. We have built up a team of research and development personnel to focus exclusively on the development of our mobile websites and applications and to explore new business models and opportunities through mobile technology. We plan to continue to leverage our mobile technology to enhance the functions and user interfaces of our mobile applications for Apple iOS- and Android- platforms focusing on convenience, real-time interaction and location based services.

We had an experienced product development team of 1,659 engineers as of December 31, 2017. Our past innovation has focused on helping users research, select and purchase suitable automobiles through our websites. We plan to develop additional products and services for our mobile applications and media-related technology, enhance the big data analysis capabilities as well as AR and VR related technologies. Our product development expenses were RMB273.9 million, RMB571.4 million and RMB878.8 million (US$135.1 million) for the years ended December 31, 2015, 2016 and 2017, respectively.

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

We hold “汽车之家” and “车之家” (both mean “auto home” in English) and “AUTOHOME®” trademarks in China. In addition, as at December 31, 2017, we held 175 pending trademark applications and 143 registered trademarks in China. As at the same date, we had 61 registered domain names, including our main website domain names, autohome.com.cn and che168.com, 119 pending patent applications and 73 registered patents. We had 204 computer software copyrights as of December 31, 2017.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2017 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosures of Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2017:

	Payments Due by Period
	Less than 1 Year	1 to 3 years	3 to 5 Years	More than 5 Years	Total
	(in thousands of RMB)
Operating lease obligations(1)	82,360	48,982	—	—	131,342

(1)	Operating lease obligations primarily related to the lease of office space.

Rental expenses for the years ended December 31, 2015, 2016 and 2017 were RMB49.9 million, RMB84.7 million and RMB95.7 million (US$14.7 million), respectively.

G.	Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Min Lu	57	Chairman of the Board and Chief Executive Officer
Dong Liu	53	Director
Han Qiu	43	Director
Zheng Liu	49	Director
Junling Liu	53	Independent Director
Tianruo Pu	49	Independent Director
Dazong Wang	63	Independent Director
Jun Zou	47	Chief Financial Officer
Haifeng Shao	46	President

Mr. Min Lu has served as our chairman of the board and our chief executive officer since June 2016. Before joining our company, Mr. Min Lu was the chief of the strategy center of Ping An Insurance (Group) Company of China, Ltd., or Ping An Group. Having worked at Ping An for 20 years, Mr. Lu is an experienced professional in the Chinese insurance industry, as well as a specialist in strategic development. Mr. Lu has also served as deputy general manager of Ping An Life Insurance Company of China, Ltd., or Ping An Life, and general manager of the bank assurance business unit of Ping An Life. From 2009 to 2014, Mr. Lu served as chairman and chief executive officer of Ping An Health Insurance Company of China, Ltd. Mr. Lu holds an MBA degree from the University of Dundee.

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

Mr. Zheng Liu has served as our director since December 2017. Mr. Liu currently serves as the deputy general manager of Ping An Property Insurance Company of China and the general director of its agency business unit. Mr. Liu has nearly 25 years of experience in business management and the industry of insurance, in particular property insurance. He joined Ping An Group in 1993 and has served consecutively as the assistant to the general manager, the deputy general manager and the general manager of Ping An Property Insurance Company of China’s Beijing Branch. In 2011, Mr. Liu was relocated to Ping An Property Insurance Company of China’s headquarters, and has since then served consecutively as its deputy general manager and general director of western China business unit, then its deputy general manager and general director of new sales channel business unit, and its deputy general manager and general director of northern Chines business unit. Mr. Zheng Liu received a Bachelor of Laws degree from Sun Yat-sen University in 1991.

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

Mr. Tianruo Pu has served as our independent director since December 2016. Mr. Pu currently serves as an independent director and chairman of the audit committee of JMU Limited (NASDAQ: JMU), the former Wowo Limited, a Chinese internet e-commerce company listed on the NASDAQ, as an independent director and member of the audit committee of Renren Inc., a Chinese social network platform listed on the New York Stock Exchange, and as an independent director and chairman of the audit committee of 3SBio Inc., a Chinese bio-pharmaceutical company listed on the Hong Kong Stock Exchange. Mr. Pu is also the chief financial officer of Zhaopin Limited, a leading career platform in China. Mr. Pu has more than twenty years of work experience in finance and accounting in both the United States and China. Prior to joining Zhaopin, Mr. Pu was the chief financial officer of UTStarcom, a global telecommunications equipment company listed on the NASDAQ, and prior to that, Mr. Pu served as the chief financial officer at China Nuokang Bio-Pharmaceutical Inc. Mr. Pu received an MBA degree from Northwestern University Kellogg School of Management in 2000 and a Master of Science degree in accounting from the University of Illinois in 1996.

Dr. Dazong Wang has served as our independent director since December 2016. Dr. Wang has been the founder and the chairman of Ophoenix Capital Management since 2011. Dr. Wang also serves as a director of FUBA Automotive Electronics GmbH, Germany, a leading supplier of automotive reception systems, as a director of Merit Automotive Electronics Systems, S.L., Spain, a leading supplier of complex automotive mechatronics modules and as a director of Committee of 100, a non-profit membership organization of prominent Chinese Americans. From 2008 to 2011, Dr. Wang was the president and chief executive officer of Beijing Automotive Industry Corporation. From 2006 to 2008, Dr. Wang served as the vice president of Shanghai Automotive Industry Corporation, where he was responsible for engineering and key component operations. Before that, Dr. Wang served several positions in General Motors Company, or GM, from 1985 to 2006, including, senior staff engineer, China country manager and engineering director for North America operations. Dr. Wang received a Ph.D. degree from Cornell University and a Master of Science degree from Huazhong University of Science and Technology in China.

Mr. Jun Zou has served as our chief financial officer since September 2017. Mr. Zou has over 23 years of experience in financial management and capital markets in the U.S., Europe and China. He most recently served as iDreamSky’s chief financial officer from 2014 to 2016, during which time he led the company’s initial public offering on the Nasdaq Global Select Market and the company’s subsequent privatization. Prior to joining iDreamSky, Mr. Zou served as the chief financial officer for several U.S.-listed Chinese companies, including E-Commerce China Dangdang Inc. (NYSE: DANG, now privatized), a leading business-to-consumer e-commerce company in China from 2012 to 2014, and Xunlei Ltd. (NASDAQ: XNET), a leading cloud-based acceleration technology company in China from 2010 to 2012. He has also worked as the chief financial officer for the global technical services business unit and the head of the global customer financing and treasury at Huawei Technologies, a Fortune 500 technology company in China from 2006 to 2008. Before returning to China, Mr. Zou served in progressive managerial roles in treasury, customer finance, strategic planning and eventually as global controller for the managed services business unit at Ericsson in the U.S. and Sweden. Mr. Zou received a master degree in business administration from the University of Texas in the U.S. and a bachelor degree in international business and economics from Shanghai International Studies University in China.

Mr. Haifeng Shao has served as our president since February 2018. Mr. Shao worked for Ping An Group for over 22 years, including 15 years as a senior manager in the financial services division, and seven years in its internet finance division. He joined Ping An Group in 1996 where he served successively as the General Assistant Manager of Ping An Life Insurance, Shanghai Branch; the Deputy General Manager of Ping An Life Insurance, Yunnan Branch; and the Deputy General Manager of Ping An Annuity Insurance. Starting 2012, Mr. Shao served as the General Manager of Ping An E-wallet. In 2016, Mr. Shao served as the General Manager of Ping An Finance One Account. Mr. Shao received a Bachelor of Arts in Literature from Nanjing Normal University in 1995.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2017, we incurred an aggregate compensation expense of approximately RMB13.6 million (US$2.1 million) for our executive officers and directors (not including share-based compensation expenses). Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, housing fund and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. For additional information on share incentive grants to our directors and executive officers, see “—Share Incentive Plans.”

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause at any time without advance notice or remuneration for certain acts of the executive officer, such as a conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including cash compensation determined based on the term of office of the involved executive officer. The executive officer may terminate the employment at any time with a one-month advance written notice, if there is any significant change in the executive officer’s duties and responsibilities inconsistent in any material and adverse respect with his or her title and position, or a material reduction in the executive officer’s annual salary before the next annual salary review, or if otherwise approved by the board of directors.

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

Share Incentive Plans

2011 Share Incentive Plan

In May 2011, we adopted our 2011 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of our Class A ordinary shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan, as currently in effect, is 7,843,100. As of March 31, 2018, options to purchase 98,337 Class A ordinary shares under the 2011 Share Incentive Plan at an exercise price of US$2.20 were outstanding. The following table summarizes, as of March 31, 2018, the outstanding options we had granted to our directors, officers and other individuals under our 2011 Share Incentive Plan:

Name	Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Individuals other than directors and officers as a group	98,337	US$2.20	May 6, 2011 December 19, 2011 October 22, 2013 January 16, 2014	Ten years after grant date	Approximately 4 years from each date of grant

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

•	Share appreciation rights. Share appreciation rights may be granted under our 2011 Share Incentive Plan. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our Class A ordinary shares between the exercise date and the date of grant. The exercise price of share appreciation rights granted under our 2011 Share Incentive Plan must at least be equal to the fair market value of our Class A ordinary shares on the date of grant. The administrator determines the terms of share appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with our ordinary shares, or a combination thereof. Share appreciation rights expire under the same rules that apply to options.

•	Restricted shares. Restricted shares may be granted under our 2011 Share Incentive Plan. Restricted share awards are Class A ordinary shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Restricted shares will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. The administrator will determine the number of restricted shares granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals and/or continued service to us. Holders of restricted share awards generally will have voting rights but not dividend rights, unless the administrator provides otherwise. Restricted shares that do not vest for any reason will be forfeited by the recipient and will revert to us.

•	Restricted Share Units. A restricted share unit award is the grant of the right to receive an ordinary share at a future date and may be subject to forfeiture. Our plan administrator has the discretion to set performance objectives or other vesting criteria that will determine the number or value of restricted share units to be granted. Unless otherwise determined by our plan administrator, a restricted share unit is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator, at the time of grant, specifies the dates on which the restricted share units become fully vested.

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

2013 Share Incentive Plan

We adopted the 2013 Share Incentive Plan in November 2013. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2013 Share Incentive Plan is 3,350,000. As of March 31, 2018, 952,959 restricted shares under the 2013 Share Incentive plan were outstanding. The following table summarizes, as of March 31, 2018, the outstanding awards we granted under the 2013 Share Incentive Plan:

Name	Restricted Shares	Date of Grant	Vesting Schedule
Min Lu	*	March 23, 2017	Approximately four years from the date of grant
Junling Liu	*	April 30, 2015	Approximately four years from each date of grant
December 19, 2016
Tianruo Pu	*	December 19, 2016	Approximately four years from the date of grant
Dazong Wang	*	December 19, 2016	Approximately four years from the date of grant
Directors and officers as a group	*	Between April 30, 2015 to March 23, 2017	Approximately four years from each date of grant
Other individuals as a group	*	Between May 8, 2014 to April 13, 2017	Approximately four years from each date of grant

*	Less than one percent of our total outstanding share capital.

The following paragraphs summarize the terms of the 2013 Share Incentive Plan:

Types of awards. The 2013 Share Incentive Plan permits the awards of options, restricted shares and restricted share units. The following briefly describe the principal features of the various awards that may be granted under the 2013 Share Incentive Plan.

•	Options. Options provide for the right to purchase a specified number of our ordinary shares at a specified price and usually will become exercisable at the discretion of our plan administrator in one or more installments after the grant date. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash or check, in our Class A ordinary shares which have been held by the option holder for such period of time as may be required by our plan administrator, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing.

•	Restricted Shares. A restricted share award is the grant of our Class A ordinary shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

•	Restricted share units. A restricted share unit award is the grant of the right to receive an ordinary share at a future date and may be subject to forfeiture. Our plan administrator has the discretion to set performance objectives or other vesting criteria that will determine the number or value of restricted share units to be granted. Unless otherwise determined by our plan administrator, a restricted share unit is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator, at the time of grant, specifies the dates on which the restricted share units become fully vested.

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

Amended and Restated 2016 Share Incentive Plan

Our board of directors adopted and amended the 2016 Share Incentive Plan, or the Amended and Restated 2016 Plan, in March 2017 and April 2017, respectively. The Amended and Restated 2016 Plan was approved by our Hong Kong Parent, Ping An Insurance (Group) Company of China, Ltd., a company listed on the Hong Kong Stock Exchange, at its general meeting on June 16, 2017 and was subsequently approved, confirmed and ratified by our shareholders at our extraordinary general meeting of shareholders on June 27, 2017. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2016 Plan is 4,890,000. As of March 31, 2018, options to purchase 1,404,630 Class A ordinary shares under the Amended and Restated 2016 Plan at exercise prices ranging from US$22.19 to US$69.90 were outstanding. The following table summarizes, as of March 31, 2018, the outstanding options we had granted under the Amended and Restated 2016 Plan:

Name	Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Min Lu	*	29.55	July 11, 2017	Ten years after grant date	Approximately four years from the date of grant
Dong Liu	*	58.68	January 1, 2018	Ten years after grant date	Approximately four years from the date of grant
Jun Zou	*	65.10	December 1, 2017	Ten years after grant date	Approximately four years from the date of grant
Haifeng Shao	*	69.90	March 22, 2018	Ten years after grant date	Approximately four years from the date of grant
Directors and officers as a group	*	29.55~69.90	Between July 11, 2017 and March 22, 2018	Ten years after grant date	Approximately four years from each date of grant
Other individuals as a group	*	22.19~38.42	Between June 3, 2016 and November 30, 2017	Ten years after grant date	Approximately four years from each date of grant

*	Less than one percent of our total outstanding share capital.

The following paragraphs describe the principal terms of the Amended and Restated 2016 Plan:

Types of awards. The Amended and Restated 2016 Plan permits the awards of options, restricted shares and restricted share units. The following briefly describe the principal features of the various awards that may be granted under the Amended and Restated 2016 Plan.

•	Options. Options provide for the right to purchase a specified number of our ordinary shares at a specified price and usually will become exercisable at the discretion of our plan administrator in one or more installments after the grant date. The total number of Class A ordinary shares issued and to be issued upon the exercise of the options granted and to be granted to any participant in any 12-month period up to and including the date of grant shall not exceed 1% of the issued and outstanding shares of the Company as at the date of grant. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash or check, in our Class A ordinary shares which have been held by the option holder for such period of time as may be required by our plan administrator, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing. For so long as we remain a subsidiary of the Hong Kong Parent, the administration of the Amended and Restated 2016 Plan shall comply with the Hong Kong Listing Rules in respect of options.

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

•	Restricted Shares. A restricted share award is the grant of our Class A ordinary shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

•	Restricted share units. A restricted share unit award is the grant of the right to receive an ordinary share at a future date and may be subject to forfeiture. Our plan administrator has the discretion to set performance objectives or other vesting criteria that will determine the number or value of restricted share units to be granted. Unless otherwise determined by our plan administrator, a restricted share unit is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator, at the time of grant, specifies the dates on which the restricted share units become fully vested.

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

Termination. The Amended and Restated 2016 Plan will expire in 2027 and may be terminated earlier with the approval of our board.

2016 Share Incentive Plan II

We adopted the 2016 Share Incentive Plan II (as amended by Amendment No. 1 to the 2016 Share Incentive Plan II), or the Amended 2016 Share Incentive Plan II, in December 2016. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the Amended 2016 Share Incentive Plan II is 3,000,000. As of March 31, 2018, 404,894 restricted shares under the Amended and Restated 2016 Plan II were outstanding.

The following table summarizes, as of March 31, 2018, the outstanding restricted shares that we granted to our current directors and executive officers and to other individuals as a group under our 2016 Share Incentive Plan II.

Name	Restricted Shares	Date of Grant	Vesting Schedule
Jun Zou	*	December 1, 2017	Approximately four years from the date of grant
Haifeng Shao	*	March 22, 2018	Approximately four years from the date of grant
Directors and officers as a group	*	December 1, 2017; March 22, 2018	Approximately four years form each date of grant
Other individuals as a group	*	Between April 13, 2017 and November 30, 2017	Approximately four years from each date of grant

*	Less than one percent of our total outstanding share capital.

The following paragraphs describe the principal terms of the Amended 2016 Share Incentive Plan II:

Types of awards. The Amended 2016 Share Incentive Plan II permits the awards of restricted shares. A restricted share award is the grant of our Class A ordinary shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

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

Our board of directors consists of seven directors. A director is not required to hold any shares in the Company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he or she is materially interested provided (a) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Audit Committee. Our audit committee consists of Messrs. Tianruo Pu, Dazong Wang and Junling Liu. Mr. Tianruo Pu is the chairman of our audit committee. We have determined that Messrs. Tianruo Pu, Dazong Wang and Junling Liu satisfy the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual and Rule 10A-3 under the Securities Exchange Act of 1934. In addition, our board of directors has determined that Mr. Tianruo Pu qualifies as an audit committee financial expert as defined in Item 16A of Form 20-F. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and preapproving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

In 2017, our audit committee held meetings or passed resolutions by unanimous written consent six times.

Compensation Committee. Our compensation committee consists of Messrs. Min Lu, Zheng Liu and Dazong Wang. Mr. Min Lu is the chairman of our compensation committee. We have determined that Dr. Dazong Wang satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

In 2017, our compensation committee held meetings or passed resolutions by unanimous written consent seven times.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Messrs. Min Lu and Tianruo Pu and Ms. Han Qiu. Mr. Min Lu is the chairperson of our nominating and corporate governance committee. We have determined that Mr. Tianruo Pu satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

In 2017, our nominating and corporate governance committee held meetings or passed resolutions by unanimous written consent three times.

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly in good faith with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. Our company has the right to seek damages if a duty owed by our directors is breached.

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

We had 3,292, 3,752 and 4,097 employees as of December 31, 2015, 2016 and 2017, respectively. The following table sets forth the number of our employees by function as of December 31, 2017:

Functional Area	Number of Employees
Sales and marketing	1,824
Product development	1,659
Content and editorial	429
Management and administrative	185

Total	4,097

Through a combination of short-term performance evaluations and long-term incentive arrangements, we intend to build a competent, loyal and highly motivated workforce. We have not experienced any work stoppages due to labor disputes.

E.	Share Ownership

Class A Ordinary Shares

As of March 31, 2018, we had 117,413,293 Class A ordinary shares outstanding (excluding 749,007 Class A ordinary shares that are reserved for future grants under our share incentive plans). In addition, as of March 31, 2018, we had granted, and had outstanding, options to purchase a total of 1,502,967 Class A ordinary shares and 1,357,853 restricted shares to our employees and directors. For information regarding the Share Incentive Plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.”

Class B Ordinary Shares

As of March 31, 2018, we had zero Class B ordinary shares outstanding.

Beneficial Ownership of Ordinary Shares

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our Class A ordinary shares as of March 31, 2018:

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

Class A Ordinary Shares Beneficially Owned as of March 31, 2018
	Number	%(1)
Directors and Executive Officers:
Min Lu(2)	*	*
Dong Liu(3)	—	—
Han Qiu(4)	—	—
Zheng Liu(5)	—	—
Junling Liu(6)	*	*
Tianruo Pu(7)	*	*
Dazong Wang(8)	*	*
Jun Zou(9)	—	—
Haifeng Shao(10)	—	—
All Directors and Executive Officers as a Group	*	*
Principal Shareholders:
Yun Chen Capital Cayman(11)	61,824,328	52.7%
Kayne Anderson Rudnick Investment Management LLC(12)	8,761,806	7.5%

*	Less than one percent of our total outstanding share capital.
(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of our total ordinary shares outstanding, which is 117,413,293 as of March 31, 2018, and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2018.
(2)	Represents Class A ordinary shares in the form of ADSs vested from restricted shares held by Mr. Lu. The business address of Mr. Lu is 10th Floor, Tower B, CEC Plaza, No. 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.
(3)	The business address of Mr. Liu is Ping An Finance Building, No. 1333 Lujiazui Loop, Pudong District, Shanghai 200120, People’s Republic of China.
(4)	The business address of Ms. Qiu is 8th Floor, Tower B, No. 166 Kaibin Street, Xuhui District, Shanghai 200232, People’s Republic of China.
(5)	The business address of Mr. Liu is No. 115 Lane 572, Bibo Road, Pudong, Shanghai, 201203, People’s Republic of China.
(6)	Represents Class A ordinary shares in the form of ADSs vested from restricted shares held by Mr. Liu. The business address of Mr. Liu is Floor 3, Building 9, No. 115 Lane 572, Bibo Road, Pudong, Shanghai, 201203, People’s Republic of China.
(7)	Represents Class A ordinary shares in the form of ADSs vested from restricted shares held by Mr. Pu. The business address of Mr. Pu is 5/F, Shoukai Plaza No.10 Furong Street, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China.
(8)	Represents Class A ordinary shares in the form of ADSs vested from restricted shares held by Dr. Wang. The business address of Dr. Wang is 502 North Tower, 1 Guanghua Road, Chaoyang District, Beijing, 100020, People’s Republic of China.
(9)	The business address of Mr. Zou is 10th Floor, Tower B, CEC Plaza, No. 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.
(10)	The business address of Mr. Shao is 10th Floor, Tower B, CEC Plaza, No. 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.
(11)	Represents 61,824,328 Class A ordinary shares beneficially owned as of March 31, 2018 and as reported in a Schedule 13D/A filed by Yun Chen Capital Cayman, a Cayman Islands company and a special purpose vehicle and subsidiary of Ping An Insurance (Group) Company of China, Ltd., a company organized under the laws of the People’s Republic of China. Ping An Insurance (Group) Company of China, Ltd.’s business address is Ping An Finance Building, No. 1333 Lujiazui Loop, Pudong District, Shanghai 200120, People’s Republic of China.

(12)	The number of Class A ordinary shares beneficially owned is as of February 13, 2018 as reported in a Schedule 13G/A filed by Kayne Anderson Rudnick Investment Management LLC, or Kayne Anderson, and consists of 8,761,806 Class A ordinary shares represented by American depositary shares. Kayne Anderson is an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E). Kayne Anderson’s business address is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, CA 90067.

To our knowledge, as of March 31, 2018, 55,588,965 Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program (excluding 749,007 Class A ordinary shares that are reserved for future grants under our share incentive plans). No Class B ordinary shares were held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholder

As of March 31, 2018, Yun Chen owned 52.7% of our total issued and outstanding ordinary shares. Yun Chen is a wholly owned subsidiary of Ping An Insurance (Group) Company of China, Ltd. As such, we are indirectly controlled by Ping An Insurance (Group) Company of China, Ltd., which beneficially owned 52.7% of the total voting rights in our company.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our Variable Interest Entities

PRC laws and regulations currently limit foreign ownership of companies that engage in internet services. We established the following contractual arrangements by and among the following entities to conduct part of our operations in China:

•	our wholly owned PRC subsidiary, Autohome WFOE, Autohome Information, the shareholders of Autohome Information and two subsidiaries of Autohome Information, namely Chengshi Advertising and Autohome Advertising; and

•	our wholly owned PRC subsidiary, Chezhiying WFOE, Shengtuo Hongyuan, the shareholders of Shengtuo Hongyuan and two subsidiaries of Shengtuo Hongyuan, namely Beijing Autohome Used Car Appraisal Co., Ltd., or Autohome Used Car Appraisal, and Beijing Autohome Used Car Brokerage Co., Ltd., or Autohome Used Car Brokerage.

In September 2016, the then individual nominee shareholders of Shengtuo Hongyuan and Guangzhou Advertising entered into Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements with Min Lu and Haiyun Lei, pursuant to which the then individual nominee shareholders transferred all of their equity interests in each of the entities to Min Lu and Haiyun Lei. In March 2017, the then individual nominee shareholders of Autohome Information and Shanghai Advertising entered into Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements with Min Lu and Haiyun Lei, pursuant to which the then individual nominee shareholders transferred all of their equity interests in each of the entities to Min Lu and Haiyun Lei. Upon the execution of the above Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements, all contractual arrangements between the then individual nominee shareholders and our wholly owned subsidiaries have been terminated. Autohome WFOE entered into a series of contractual agreements with (i) Guangzhou Advertising and each of its individual nominee shareholders, (ii) Autohome Information, each of its individual nominee shareholders and two of its subsidiaries, Autohome Advertising and Chengshi Advertising, and (iii) Shanghai Advertising and each of its individual nominee shareholders in September 2016, March 2017 and March 2017, respectively. Chezhiying WFOE entered into a series of contractual agreements with Shengtuo Hongyuan, each of its individual nominee shareholders and its two subsidiaries in September 2016. Guangzhou Advertising and Shanghai Advertising are currently not conducting any substantial business and are in the process of liquidation and dissolution, which are expected to be completed by the end of 2018. During such process, Autohome WFOE has signed the termination agreements with respect to the contractual agreements that it has entered into with Guangzhou Advertising and Shanghai Advertising and each of their individual nominee shareholders to terminate the contractual arrangements on the date of the issuance of an approval notice for the deregistration of Shanghai Advertising and Guangzhou Advertising by the competent Bureau of Industry and Commerce in charge of such two entities, respectively.

The following is a summary of our current contractual arrangements (i) by and among Autohome WFOE, Autohome Information and two of its subsidiaries, Autohome Advertising and Chengshi Advertising, and the shareholders of Autohome Information, and (ii) by and among Chezhiying WFOE, Shengtuo Hongyuan and its two subsidiaries, and the shareholders of Shengtuo Hongyuan. The contractual agreements by and among Autohome WFOE and Shanghai Advertising and its shareholders and the contractual agreements by and among Autohome WFOE and Guangzhou Advertising and its shareholders are substantially the same as the contractual agreements among Autohome WFOE, Autohome Information and its shareholders.

Agreements that Provide Effective Control over Autohome Information and Shengtuo Hongyuan

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements between Autohome WFOE and each of the two shareholders of Autohome Information entered into in March 2017, each shareholder of Autohome Information pledges to Autohome WFOE all of his or her equity interests in Autohome Information to secure the performance of such shareholder’s respective obligations and Autohome Information’s obligations under the loan agreements, equity option agreements, and the exclusive technology consulting and service agreements. See “—Contractual Agreements with our Variable Interest Entities—Agreements that Transfer Economic Benefits of Autohome Information and Shengtuo Hongyuan to Us” and “—Contractual Agreements with our Variable Interest Entities—Agreements that Provide Us the Options to Purchase the Equity Interests in Autohome Information” for a brief description of these obligations. Without Autohome WFOE’s consent, shareholders of Autohome Information shall not create or permit to create any encumbrances on the pledged equity interests in Autohome Information. In the event of default, Autohome WFOE is entitled to request immediate repayment of the outstanding amounts payable under the loan agreements, the equity option agreements and the exclusive technology consulting and service agreements or to dispose of the pledged equity interests at Autohome WFOE’s sole discretion. The equity pledge agreements have an indefinite term and will terminate after all the secured obligations under these agreements have been satisfied in full or the pledged equity interests have been transferred to Autohome WFOE or its designee.

Pursuant to the equity interest pledge agreements between Autohome WFOE and Autohome Information entered into in September 2016, Autohome Information pledges to Autohome WFOE all of its equity interests in Chengshi Advertising and Autohome Advertising to secure the performance of its obligations under the equity option agreements and the obligations of Chengshi Advertising and Autohome Advertising under the exclusive technology consulting and service agreements. These equity interest pledge agreements contain substantially the same terms as the equity interest pledge agreements between Autohome WFOE and the shareholders of Autohome Information.

In September 2016, Chezhiying WFOE and each of the shareholders of Shengtuo Hongyuan entered into equity interest pledge agreements. The terms of these agreements are substantially the same as the equity interest pledge agreements between Autohome WFOE and each of the two shareholders of Autohome Information described above. In September 2016, Chezhiying WFOE and Shengtuo Hongyuan entered into equity interest pledge agreements. The terms of these agreements are substantially the same as the equity interest pledge agreements between Autohome WFOE and Autohome Information. As of the date of this annual report, we have completed the registration for the equity interest pledge agreements between Autohome WFOE and Autohome Information’s individual shareholders, and between Chezhiying WFOE and Shengtuo Hongyuan’s individual shareholders.

Power of Attorney. In September 2016 and in March 2017, Autohome Information and each of the shareholders of Autohome Information have executed an irrevocable power of attorney appointing Autohome WFOE, or any person designated by Autohome WFOE, as their attorney-in-fact to vote on their behalf at the shareholders’ meetings of Autohome Advertising and Chengshi Advertising and Autohome Information and to exercise full voting rights as the shareholders of these companies with powers granted under PRC laws and regulations and the articles of association of each of the above companies, including the rights to appoint directors and management personnel.

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

Agreements that Transfer Economic Benefits of Autohome Information and Shengtuo Hongyuan to Us

Exclusive Technology Consulting and Service Agreements. Pursuant to the exclusive technology consulting and service agreements entered into between Autohome WFOE and each of Autohome Information, Autohome Advertising and Chengshi Advertising respectively in March 2017, September 2016 and September 2016, Autohome WFOE has the exclusive right to provide each of these VIEs comprehensive technology and management consulting services. In addition, Autohome WFOE is obligated to provide financing support to each of these VIEs to ensure the cash flow requirements of the day-to-day operations of these VIEs. Each of these VIEs is obligated to pay to Autohome WFOE service fees, which are calculated based on such VIE’s revenues reduced by its VAT and surcharges, operating expenses and an appropriate amount of retained profit that is determined pursuant to our tax planning strategies and relevant tax laws. Such service fees may be adjusted by Autohome WFOE at Autohome WFOE’s sole discretion. Autohome WFOE owns the intellectual properties arising from the performance of these agreements. These agreements have a 30-year term that can be automatically extended for another 10 years at the option of Autohome WFOE and can only be terminated by the parties’ mutual written consent or by Autohome WFOE’s prior 30-day notice at its sole discretion. During the term of these agreements, these VIEs may not enter into any agreements with third parties for the provision of any technology or management consulting services without prior consent of Autohome WFOE.

In September 2016, Chezhiying WFOE and each of Shengtuo Hongyuan and its two subsidiaries entered into exclusive technology consulting and service agreements. The terms of these agreements are substantially the same as the exclusive technology consulting and service agreements between Autohome WFOE and each of Autohome Information, Autohome Advertising and Chengshi Advertising described above.

Autohome WFOE and Chezhiying WFOE recognized service fees from all the VIEs in the amount of RMB365.5 million in 2015, RMB125.8 million in 2016 and RMB414.8 million (US$63.8 million) in 2017 in consideration for services provided to the VIEs.

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

Agreements that Provide Us the Options to Purchase the Equity Interests in Autohome Information and Shengtuo Hongyuan

Equity Option Agreements. Pursuant to the equity option agreements among Autohome WFOE, Autohome Information and each of the two shareholders of Autohome Information entered into in March 2017, each shareholder of Autohome Information jointly and severally grants to Autohome WFOE an option to purchase all or part of his or her equity interests in Autohome Information at a price equivalent to the lowest price permitted by PRC law. The purchase price is to be offset against the loan repayments under the loan agreements. If there will be additional payments to be made by Autohome Information to these shareholders required by the PRC law, these shareholders must immediately return the received payments to Autohome WFOE. Autohome WFOE may exercise its option at any time or transfer the rights and obligations under the equity option agreement to any of its designated parties. The equity option agreements have an indefinite term and will terminate at the earlier of (i) the date on which the equity interests in Autohome Information have been transferred to Autohome WFOE or its designated parties, or (ii) the unilateral termination by Autohome WFOE.

Pursuant to the equity option agreements among Autohome WFOE, Autohome Information and two of Autohome Information’s subsidiaries, namely Autohome Advertising and Chengshi Advertising, entered into in September 2016, Autohome Information granted Autohome WFOE or its designated parties an option to purchase all or part of Autohome Information’s equity interests in these Autohome Information subsidiaries at a price equivalent to the lowest price permitted by PRC law. Autohome WFOE may exercise its option at any time. The equity option agreements have an indefinite term and will terminate at the earlier of (i) the date on which all of Autohome Information’s equity interests in these subsidiaries have been transferred to Autohome WFOE or its designated parties, or (ii) the unilateral termination by Autohome WFOE.

In September 2016, Chezhiying WFOE, Shengtuo Hongyuan and each of the shareholders of Shengtuo Hongyuan entered into equity option agreements. The terms of these agreements are substantially the same as the equity option agreements among Autohome WFOE, Autohome Information and each of the two shareholders of Autohome Information described above. In September 2016, Chezhiying WFOE, Shengtuo Hongyuan and each of the two subsidiaries of Shengtuo Hongyuan entered into equity option agreements. The terms of these agreements are substantially the same as the equity option agreements among Autohome WFOE, Autohome Information and each of Autohome Advertising and Chengshi Advertising.

Transactions with Entities Affiliated with Our Shareholders

Since Ping An Group became our controlling shareholder, it provided services including rental and property management service and other miscellaneous services to us for a total amount of RMB21.6 million in 2016 and RMB55.2 million (US$8.5 million) in 2017, respectively.

We earned service fees primarily for facilitating transactions for Ping An Group or its affiliates on our platform and providing advertising services to Ping An Group for a total amount of RMB21.2 million (US$3.3 million) in 2017.

Since Ping An Group became our controlling shareholder, we and a subsidiary of Ping An Group entered into a sales contract under which we sold vehicles to the latter for a total amount of RMB21.9 million in 2016. The outstanding receivable was collected in full as of December 31, 2016.

Investor’s Rights Agreements

We entered into an investor’s rights agreement with Yun Chen on September 30, 2016. Under this investor’s rights agreement, so long as Yun Chen holds at least 20% of our issued and outstanding shares, (i) we must permit Yun Chen and its designated representatives, at their own cost and expense, at reasonable times and upon reasonable prior notice to us, to review our books and records and to discuss our financial condition with our officers; and (ii) we must provide to Yun Chen our financial statements stated in the investor’s rights agreement so long as its external auditor considers it to be necessary to consolidate our financial statements into Yun Chen’s financial statements in accordance with the PRC accounting standards.

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

See Note 12 to our financial statements for further information about our related party transactions.

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

Our board of directors declared dividends of RMB49.9 million and RMB249.2 million in February 2012 and May 2013, respectively, to all of our shareholders. The dividends, net of applicable withholding taxes, were paid in April 2012 and June and July 2013, respectively. In November 2017, our board of directors declared a special cash dividend to the holders of our ordinary shares of record as of the close of business on January 4, 2018, or the Record Date. We paid a cash dividend of US$0.76 per share (inclusive of applicable fees payable to our depositary bank) on or about January 15, 2018 to the holders of our ordinary shares as of the Record Date. Our board of directors decides the timing, amount and form of any future dividends, if any, based on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. We do not have any plan to pay additional cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our remaining available funds and any future earnings to operate and expand our business.

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

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2013 (from December 11, 2013)	37.88	26.51
Fiscal Year 2014	57.93	28.50
Fiscal Year 2015	56.59	28.00
Fiscal Year 2016	33.70	19.32
Fiscal Year 2017	67.69	25.00
Quarterly Highs and Lows
First Fiscal Quarter of 2016	33.70	21.53
Second Fiscal Quarter of 2016	32.15	20.08
Third Fiscal Quarter of 2016	27.20	19.32
Fourth Fiscal Quarter of 2016	28.88	22.07
First Fiscal Quarter of 2017	36.01	25.00
Second Fiscal Quarter of 2017	46.48	28.63
Third Fiscal Quarter of 2017	67.69	44.34
Fourth Fiscal Quarter of 2017	66.45	52.93
First Fiscal Quarter of 2018	92.65	65.35
Monthly Highs and Lows
October 2017	62.69	54.67
November 2017	66.45	53.43
December 2017	65.57	52.93
January 2018	86.86	65.35
February 2018	86.50	70.51
March 2018	92.65	73.20
April 2018 (through April 12)	97.59	79.01

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Duties of Directors” and “—Terms of Directors and Officers.”

Ordinary Shares

General

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. All of our outstanding ordinary shares, which consist of Class A ordinary shares, are fully paid and non-assessable. Certificates representing the Class A ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their Class A ordinary shares.

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

Conversion

Subject to the provisions of our fourth amended and restated memorandum and articles of association and in compliance with all fiscal and other laws and regulations applicable thereto, a holder of Class B ordinary shares shall have the right to convert all or any of its Class B ordinary shares into Class A ordinary shares on a one-for-one basis. We previously had Class B ordinary shares held by Telstra. As a result of the sale by Telstra to Yun Chen in June 2016, all of our then outstanding Class B ordinary shares were converted into Class A ordinary shares. As of the date of this annual report, we do not have any Class B ordinary shares outstanding.

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

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

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

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. The amount received by holders of Class A ordinary shares and Class B ordinary shares should be the same in any liquidation event. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

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

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. The issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting rights of holders of ordinary shares.

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

Pursuant to Section 6 of the Tax Concessions Law (2018 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or Class A ordinary shares by U.S. Holders (as defined below) that will hold ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations (proposed, temporary and final) promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant, which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock, investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those discussed below. In addition, this discussion does not address United States federal estate, gift, Medicare, and alternative minimum tax considerations, or any non-United States, state, or local tax considerations. Each U.S. Holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or Class A ordinary shares.

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

Assuming we are the owner of our VIEs for U.S. federal income tax purposes, we believe that we primarily operate as an active provider of online automotive advertising solutions in China. Based on our current income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in future taxable years. While we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC for the current taxable year or the foreseeable future, no assurance can be given in this regard. Because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis, the determination of whether we will be or become a PFIC will depend, in part, upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ADSs from time to time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current taxable year or foreseeable future.

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

Dividends

Any cash distributions (including the amount of any PRC tax withheld, if any) paid on ADSs or Class A ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Non-corporate U.S. Holders receiving dividend income generally will be subject to tax on such dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States, or (ii) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and that includes an exchange of information program. Our ADSs are listed on the NYSE, which is an established securities market in the United States, and will be considered readily tradable on an established securities market for as long as the ADSs continue to be listed on such exchange. Thus, we believe that we will be a qualified foreign corporation with respect to dividends we pay on our ADSs, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, and adjustable-rate short-term investments. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. Based on our interest earning instruments during the year ended December 31, 2017, a 10% change in the interest rates would result in an increase or decrease of RMB22.0 million (US$3.4 million) of our total amount of interest income for 2017. However, our future interest income may fluctuate due to changes in market interest rates. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Foreign Exchange Risk

We earn substantially all of our revenues and incur most of our expenses in RMB, and substantially all of our sales contracts are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars. Based on the amount of our cash and cash equivalents and short-term investments as of December 31, 2017, a 1.0% change in the exchange rate between the Renminbi and the U.S. dollar would result in an increase or decrease of approximately US$1.4 million to our cash and cash equivalents and short-term investments.

Significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, the conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the RMB has appreciated significantly in the backdrop of a weak U.S. dollar, robust Chinese economy in 2017 and stringent foreign exchange regulation. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Fees and Charges Our ADS Holders May Have to Pay

Deutsche Bank Trust Company Americas, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 1005, USA. As an ADS holder, you will be required to pay the following service fees to the depositary bank:

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither we nor the depositary can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. In 2017, we have received from the depositary a reimbursement of approximately US$0.5 million.

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

In 2015, 2016 and 2017, we used an aggregate of approximately US$31 million of the net proceeds from our initial public offering and the 2014 Offering for payment of establishment of new subsidiaries, investment in joint venture, professional fees, insurance fees, compensation to directors and general corporate purposes.

We intend to use the remainder of the proceeds from the Offerings for general corporate purposes, including funding potential investments and acquisitions of complementary businesses, assets and technologies.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2017, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2017 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page F-2 of this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Tianruo Pu is our audit committee financial expert, who is an independent director under the standards set forth in Section 303A of the New York Stock Exchange Listed Company Manual and Rule 10A-3 of the Exchange Act. Mr. Pu is the chairman of our audit committee.

CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chairman, chief executive officer, chief financial officer, controller, vice presidents and any other persons who perform similar functions for us. We filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1, as amended, which was originally filed with the SEC on November 4, 2013. We subsequently amended the code of business conduct and ethics and filed it as exhibit 11.1 to our annual report on Form 20-F. We have posted a copy of our code of business conduct and ethics on our website at http://ir.autohome.com.cn.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our former independent registered public accounting firm which we dismissed on November 11, 2016, and PricewaterhouseCoopers Zhong Tian LLP, our current independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods other than those indicated below.

	For the Year Ended December 31,
	2016	2017
	(in RMB thousands)
Audit fees(1)	10,251	8,646
Tax fees(2)	1,087	1,883

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, the audit of our internal control over financial reporting and the review of our comparative interim financial information.
(2)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

The policy of our audit committee is to preapprove all audit and non-audit services provided by our independent registered public accounting firm, including audit services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees and tax fees for the year ended December 31, 2017.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective from November 12, 2016, we engaged PricewaterhouseCoopers Zhong Tian LLP as our independent registered public accounting firm, and dismissed Ernst & Young Hua Ming LLP, or E&Y. The change of our independent registered public accounting firm was approved by the audit committee of our board on November 11, 2016. The decision was not made due to any disagreements with E&Y. Details regarding this change in certifying accountant were previously reported under Item 16F of our annual report on Form 20-F (File No. 001-36222), filed with the Securities and Exchange Commission on April  25, 2017.

CORPORATE GOVERNANCE

Because Yun Chen owns more than 50% of the total voting power of our ordinary shares, we are a “controlled company” under Section 303A of the New York Stock Exchange Listed Company Manual. We intend to rely on certain exemptions that are available to controlled companies from NYSE corporate governance requirements, including the requirements:

•	that the board of directors must have a majority of independent directors;

•	that the board of directors must have a compensation committee composed entirely of independent directors; and

•	that the board of directors must have a nominating/corporate governance committee composed entirely of independent directors.

We availed ourselves of these controlled company exemptions. As a result, we did not have a majority of independent directors on our board, and each of our compensation committee and our nominating and corporate governance committee did not consist entirely of independent directors. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry—We are a “controlled company” within the meaning of the NYSE corporate governance requirements, which may result in public investors not having as much protection as they would if we were not a controlled company.”

MINE SAFETY DISCLOSURE

Not applicable.

PART III.

FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

FINANCIAL STATEMENTS

The consolidated financial statements of Autohome Inc. are included at the end of this annual report.

EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, adopted on November 27, 2013 (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

2.3	Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts dated as of December 10, 2013 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-196006), filed with the Securities and Exchange Commission on May 16, 2014)

4.1	2011 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.2	2013 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.3	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.4	English translation of Form of Employment Agreement between a subsidiary of the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.5	English translation of the Executed Form of the Equity Interest Purchase Agreement among Xiang Li, Zheng Fan, Zhi Qin as sellers and Min Lu, Haiyun Lei as buyers and Autohome Information as the target company dated March 25, 2017 (incorporated by reference to Exhibit 4.5 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.6	English translation of the Executed Form of the Equity Interest Purchase Agreement among Xiang Li, Zheng Fan, Zhi Qin as sellers and Min Lu, Haiyun Lei as buyers and Shanghai Advertising as target company dated March 25, 2017 (incorporated by reference to Exhibit 4.6 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.7	English translation of the Executed Form of the Equity Interest Purchase Agreement among Xiang Li, Zheng Fan, Zhi Qin as sellers and Min Lu, Haiyun Lei as buyers and Guangzhou Advertising as target company dated September 30, 2016 (incorporated by reference to Exhibit 4.7 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

Exhibit Number	Description of Document

4.8	English translation of the Executed Form of the Equity Interest Purchase Agreement among Zheng Fan, Zhi Qin as sellers and Min Lu, Haiyun Lei as buyers and Shengtuo Hongyuan as the target company dated September 30, 2016 (incorporated by reference to Exhibit 4.8 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.9	English translation of the Executed Form of the Debt Transfer and Offset Agreement among Autohome WFOE as creditor, Xiang Li, Zheng Fan, Zhi Qin as transferors, and Min Lu, Haiyun Lei as transferees dated March 25, 2017 (incorporated by reference to Exhibit 4.9 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.10	English translation of the Executed Form of Debt Transfer and Offset Agreement among Autohome WFOE as creditor, Xiang Li, Zheng Fan, Zhi Qin as transferors, and Min Lu, Haiyun Lei as transferees dated March 25, 2017 (incorporated by reference to Exhibit 4.10 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.11	English translation of the Executed Form of Debt Transfer and Offset Agreement among Autohome WFOE as creditor, Xiang Li, Zheng Fan, Zhi Qin as transferors, and Min Lu, Haiyun Lei as transferees dated September 30, 2016 (incorporated by reference to Exhibit 4.11 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.12	English translation of the Executed Form of the Debt Transfer and Offset Agreement among Chezhiying WFOE as creditor, Zheng Fan, Zhi Qin as transferors, and Min Lu, Haiyun Lei as transferees dated September 30, 2016 (incorporated by reference to Exhibit 4.12 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.13	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Autohome Information dated March 25, 2017 (incorporated by reference to Exhibit 4.13 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.14	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Shanghai Advertising dated March 25, 2017 (incorporated by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.15	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Guangzhou Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.15 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.16	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Chezhiying WFOE and Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.16 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.17	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Autohome Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.18	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Chengshi Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

Exhibit Number	Description of Document

4.19	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Chezhiying WFOE and Autohome Used Car Appraisal dated September 30, 2016 (incorporated by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.20	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Chezhiying WFOE and Autohome Used Car Brokerage dated September 30, 2016 (incorporated by reference to Exhibit 4.20 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.21	English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Min Lu dated March 25, 2017 (incorporated by reference to Exhibit 4.21 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.22	English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Haiyun Lei dated March 25, 2017 (incorporated by reference to Exhibit 4.22 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.23	English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Min Lu dated March 25, 2017 (incorporated by reference to Exhibit 4.23 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.24	English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Haiyun Lei dated March 25, 2017 (incorporated by reference to Exhibit 4.24 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.25	English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Min Lu dated September 30, 2016 (incorporated by reference to Exhibit 4.25 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.26	English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Haiyun Lei dated September 30, 2016 (incorporated by reference to Exhibit 4.26 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.27	English translation of the Executed Form of the Loan Agreement between Chezhiying WFOE and Min Lu dated September 30, 2016 (incorporated by reference to Exhibit 4.27 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.28	English translation of the Executed Form of the Loan Agreement between Chezhiying WFOE and Haiyun Lei dated September 30, 2016 (incorporated by reference to Exhibit 4.28 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.29	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Min Lu dated March 25, 2017 (incorporated by reference to Exhibit 4.29 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.30	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Haiyun Lei dated March 25, 2017 (incorporated by reference to Exhibit 4.30 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.31	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Shanghai Advertising and Min Lu dated March 25, 2017 (incorporated by reference to Exhibit 4.31 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

Exhibit Number	Description of Document

4.32	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Shanghai Advertising and Haiyun Lei dated March 25, 2017 (incorporated by reference to Exhibit 4.32 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.33	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Guangzhou Advertising and Min Lu dated September 30, 2016 (incorporated by reference to Exhibit 4.33 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.34	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Guangzhou Advertising and Haiyun Lei dated September 30, 2016 (incorporated by reference to Exhibit 4.34 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.35	English translation of the Executed Form of the Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Min Lu dated September 30, 2016 (incorporated by reference to Exhibit 4.35 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.36	English translation of the Executed Form of Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Haiyun Lei dated September 30, 2016 (incorporated by reference to Exhibit 4.36 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.37	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Autohome Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.37 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.38	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Chengshi Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.39	English translation of the Executed Form of the Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Autohome Used Car Appraisal dated September 30, 2016 (incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.40	English translation of the Executed Form of the Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Autohome Used Car Brokerage dated September 30, 2016 (incorporated by reference to Exhibit 4.40 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.41	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Min Lu dated March 25, 2017 (incorporated by reference to Exhibit 4.41 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.42	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Haiyun Lei dated March 25, 2017 (incorporated by reference to Exhibit 4.42 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.43	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Min Lu dated March 25, 2017 (incorporated by reference to Exhibit 4.43 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.44	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Haiyun Lei dated March 25, 2017 (incorporated by reference to Exhibit 4.44 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

Exhibit Number	Description of Document

4.45	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Min Lu dated September 30, 2016 (incorporated by reference to Exhibit 4.45 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.46	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Haiyun Lei dated September 30, 2016 (incorporated by reference to Exhibit 4.46 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.47	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Min Lu dated September 30, 2016 (incorporated by reference to Exhibit 4.47 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.48	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Haiyun Lei dated September 30, 2016 (incorporated by reference to Exhibit 4.48 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.49	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.49 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.50	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.50 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.51	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.51 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.52	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.52 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.53	English translation of the Executed Form of the Power of Attorney by Min Lu dated March 25, 2017 (incorporated by reference to Exhibit 4.53 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.54	English translation of the Executed Form of the Power of Attorney by Haiyun Lei dated March 25, 2017 (incorporated by reference to Exhibit 4.54 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.55	English translation of the Executed Form of the Power of Attorney by Min Lu dated March 25, 2017 (incorporated by reference to Exhibit 4.55 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.56	English translation of the Executed Form of the Power of Attorney by Haiyun Lei dated March 25, 2017 (incorporated by reference to Exhibit 4.56 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.57	English translation of the Executed Form of the Power of Attorney by Min Lu dated September 30, 2016 (incorporated by reference to Exhibit 4.57 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

Exhibit Number	Description of Document

4.58	English translation of the Executed Form of the Power of Attorney by Haiyun Lei dated September 30, 2016 (incorporated by reference to Exhibit 4.58 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.59	English translation of the Executed Form of the Power of Attorney by Min Lu dated September 30, 2016 (incorporated by reference to Exhibit 4.59 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.60	English translation of the Executed Form of the Power of Attorney by Haiyun Lei dated September 30, 2016 (incorporated by reference to Exhibit 4.60 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.61	English translation of the Executed Form of the Power of Attorney by Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.61 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.62	English translation of the Executed Form of the Power of Attorney by Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.62 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.63	English translation of the Executed Form of the Power of Attorney by Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.63 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.64	English translation of the Executed Form of the Power of Attorney by Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.64 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.65

Amended and Restated 2016 Share Incentive Plan of the Registrant, as amended on April 20, 2017 (incorporated by reference to Exhibit 4.65 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.66	2016 Share Incentive Plan II (as amended by Amendment No. 1 to the 2016 Share Incentive Plan II) of the Registrant (incorporated by reference to Exhibit 4.66 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.67	Investor’s Rights Agreement by and among the Registrant and Yun Chen Capital Cayman dated September 30, 2016 (incorporated by reference to Exhibit 4.67 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.68*	English translation of termination agreement entered into among Autohome WFOE, Guangzhou Advertising and each of Guangzhou Advertising’s shareholders

4.69*	English translation of termination agreement entered into among Autohome WFOE, Shanghai Advertising and each of Shanghai Advertising’s shareholders

8.1*	List of Principal Subsidiaries and VIEs

11.1	Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the Form 20-F (File No. 001-36222), filed with the Securities and Exchange Commission on March 31, 2014)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, independent registered public accounting firm

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent registered public accounting firm

15.3*	Consent of Commerce & Finance Law Offices

16.1	Letter from Ernst & Young Hua Ming LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUTOHOME INC.

By:	/s/ Min Lu
	Name:	Min Lu
	Title:	Chairman of the Board and Chief Executive Officer

Date: April 13, 2018

AUTOHOME INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Autohome Inc.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Autohome Inc. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 13, 2018

We have served as the Company’s auditor since 2016.

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

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

March 17, 2016

AUTOHOME INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Note	2016	2017
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		3,293,911	911,588	140,109
Restricted cash	3	9,319	—	—
Short-term investments	3	2,430,091	7,242,636	1,113,173
Accounts receivable (net of allowance for doubtful accounts of RMB512 and RMB1,408 (US$216) as of December 31, 2016 and 2017, respectively)	4	1,205,924	1,893,737	291,062
Inventories, net	5	95,617	—	—
Amounts due from related parties, current	12	20,451	24,502	3,766
Prepaid expenses and other current assets	6	377,219	186,123	28,608

Total current assets		7,432,532	10,258,586	1,576,718
Non-current assets:
Property and equipment, net	8	134,574	130,322	20,030
Intangible assets, net	9	29,667	50,923	7,827
Goodwill		1,504,278	1,504,278	231,203
Long-term investments	10	134,466	147,929	22,736
Amounts due from related parties, non-current	12	809	10,956	1,684
Deferred tax assets	7	121,663	174,620	26,839
Other non-current assets		34,037	17,361	2,668

Total non-current assets		1,959,494	2,036,389	312,987

Total assets		9,392,026	12,294,975	1,889,705

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other payables	11	1,151,547	1,658,934	254,973
Advance from customers		75,882	70,454	10,829
Deferred revenue		1,012,143	1,409,485	216,634
Notes payable		31,063	—	—
Income tax payable		256,775	144,379	22,191
Amounts due to related parties	12	16,630	10,285	1,581
Dividend payable		—	595,779	91,570

Total current liabilities (including current liabilities of consolidated VIEs without recourse to Autohome WFOE and Chezhiying WFOE of RMB291,685 and RMB259,986 (US$39,959) as of December 31, 2016 and 2017, respectively)		2,544,040	3,889,316	597,778

Non-current liabilities:
Other liabilities	7	34,977	32,122	4,937
Deferred tax liabilities	7	461,796	438,251	67,358

Total non-current liabilities (including non-current liabilities of consolidated VIEs without recourse to Autohome WFOE and Chezhiying WFOE of RMB28,531 and RMB32,718 (US$5,028) as of December 31, 2016 and 2017, respectively)		496,773	470,373	72,295

Total liabilities (including total liabilities of consolidated VIEs without recourse to Autohome WFOE and Chezhiying WFOE of RMB320,216 and RMB292,704 (US$44,987) as of December 31, 2016 and 2017, respectively)		3,040,813	4,359,689	670,073

Commitments and contingencies	13

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Note	2016	2017
		RMB	RMB	US$
Shareholders’ equity:
Ordinary shares (par value of US$0.01 per share; 100,000,000,000 (including 99,931,211,060 Class A and 68,788,940 Class B) shares authorized; 115,297,224 and 117,140,856 shares issued and outstanding, all comprised of Class A, as of December 31, 2016 and 2017, respectively)	15	7,784	7,909	1,216
Additional paid-in capital		3,006,152	3,246,475	498,974
Accumulated other comprehensive income		125,009	69,954	10,752
Retained earnings		3,221,459	4,627,299	711,203

Total Autohome Inc. shareholders’ equity		6,360,404	7,951,637	1,222,145

Noncontrolling interests		(9,191)	(16,351)	(2,513)

Total equity		6,351,213	7,935,286	1,219,632

Total liabilities and equity		9,392,026	12,294,975	1,889,705

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Note	2015	2016	2017
		RMB	RMB	RMB	US$
Net revenues:
Media services		1,878,397	2,347,626	3,083,496	473,925
Leads generation services		1,403,892	1,916,445	2,616,009	402,073
Online marketplace		181,686	1,697,550	510,676	78,489

Total net revenues		3,463,975	5,961,621	6,210,181	954,487
Cost of revenues	14	(669,121)	(2,393,165)	(1,358,685)	(208,826)

Gross profit		2,794,854	3,568,456	4,851,496	745,661
Operating expenses:
Sales and marketing expenses		(1,127,484)	(1,536,939)	(1,647,519)	(253,219)
General and administrative expenses		(193,655)	(306,794)	(281,951)	(43,335)
Product development expenses		(273,908)	(571,354)	(878,773)	(135,065)

Operating profit		1,199,807	1,153,369	2,043,253	314,042
Interest income		63,218	88,168	220,282	33,857
Earnings/(loss) from equity method investments		102	(6,638)	(10,571)	(1,625)
Other income, net		13,064	13,953	8,577	1,318

Income before income taxes		1,276,191	1,248,852	2,261,541	347,592
Income tax expense	7	(285,542)	(32,629)	(267,082)	(41,050)

Net income		990,649	1,216,223	1,994,459	306,542

Net loss attributable to noncontrolling interests		—	11,691	7,160	1,100
Net income attributable to Autohome Inc.		990,649	1,227,914	2,001,619	307,642
Earnings per share for ordinary shares:
Basic	17	8.83	10.75	17.20	2.64
Diluted	17	8.57	10.58	16.95	2.61
Weighted average number of shares used to compute earnings per share attributable to Class A and Class B common stockholders:
Basic	17	112,227,405	114,237,600	116,379,846	116,379,846
Diluted	17	115,646,826	116,036,327	118,058,856	118,058,856
Net income		990,649	1,216,223	1,994,459	306,542
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments		56,821	62,256	(55,055)	(8,462)

Comprehensive income		1,047,470	1,278,479	1,939,404	298,080

Comprehensive loss attributable to noncontrolling interests		—	11,691	7,160	1,100

Comprehensive income attributable to Autohome Inc.		1,047,470	1,290,170	1,946,564	299,180

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	2015	2016	2017
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	990,649	1,216,223	1,994,459	306,542
Adjustments to reconcile net income to net cash from operating activities:
Depreciation of property and equipment	51,337	65,246	81,915	12,590
Amortization of intangible assets	5,247	4,558	6,923	1,064
Loss on disposal of property and equipment	570	227	2,909	447
Provision for doubtful accounts	2,179	2,303	1,110	170
(Earnings)/loss from equity method investments	(102)	6,638	10,571	1,625
Fair value change of short-term investments	—	(5,883)	(29,042)	(4,464)
Write-down of inventories and prepayment for vehicle purchase cost	—	50,190	1,483	228
Share-based compensation	107,945	195,393	177,786	27,325
Deferred income taxes	(6,475)	(103,800)	12,279	1,887
Changes in operating assets and liabilities:
Accounts receivable	(340,940)	(132,771)	(688,923)	(105,885)
Amounts due from related parties, current	(1,645)	(18,806)	(4,051)	(623)
Prepaid expenses and other current assets	(264,391)	(77,587)	191,348	29,411
Inventories	(111,667)	4,418	94,134	14,468
Restricted cash	(61,091)	51,772	9,319	1,432
Amounts due from related parties, non-current	—	(809)	(10,147)	(1,560)
Other non-current assets	(1,965)	(12,090)	16,386	2,518
Accrued expenses and other payables	316,714	308,861	425,306	65,369
Advance from customers	(15,316)	48,668	(5,428)	(834)
Notes payable	174,943	(143,880)	(31,063)	(4,774)
Deferred revenue	433,690	139,656	397,342	61,071
Income tax payable	150,210	31,802	(172,398)	(26,497)
Amounts due to related parties	23,411	(6,814)	(6,345)	(975)
Other liabilities	8,538	2,381	(2,855)	(439)

Net cash generated from operating activities	1,461,841	1,625,896	2,473,018	380,096

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(89,161)	(88,837)	(86,422)	(13,283)
Proceeds from disposal of property and equipment	595	539	811	125
Acquisition of intangible assets	—	—	(21,100)	(3,243)
Purchase of long-term investments	(124,000)	(17,000)	(30,000)	(4,611)
Proceeds from and cash advanced from disposal of long-term investments	—	—	57,500	8,838
Purchase of short-term investments	(3,715,074)	(4,212,594)	(19,613,774)	(3,014,582)
Maturity of short-term investments	3,519,983	3,802,986	14,779,158	2,271,515

Net cash used in investing activities	(407,657)	(514,906)	(4,913,827)	(755,241)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of share options	30,200	25,420	61,070	9,386
Capital injection from noncontrolling interests shareholder	—	2,500	—	—

Net cash generated from financing activities	30,200	27,920	61,070	9,386

Effect of exchange rate changes on cash and cash equivalents	13,847	2,354	(2,584)	(397)

Net increase/(decrease) in cash and cash equivalents	1,098,231	1,141,264	(2,382,323)	(366,156)
Cash and cash equivalents at beginning of year	1,054,416	2,152,647	3,293,911	506,265

Cash and cash equivalents at end of year	2,152,647	3,293,911	911,588	140,109

Supplemental disclosures of cash flow information:
Income taxes paid	133,265	102,443	430,136	66,111
Purchase of fixed assets included in accrued expenses and other payables	2,612	12,200	6,303	969
Dividends declared but not paid	—	—	595,779	91,570

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Retained	Noncontrolling	Total
	Shares	Amount	capital	income	Earnings	interests	Equity
	Number	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2014	110,602,163	7,484	2,649,111	5,932	1,002,896	—	3,665,423
Net income	—	—	—	—	990,649	—	990,649
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	56,821	—	—	56,821
Exercise and vesting of share-based awards	2,452,407	151	30,047	—	—	—	30,198
Share-based compensation	—	—	107,945	—	—	—	107,945

Balance as of December 31, 2015	113,054,570	7,635	2,787,103	62,753	1,993,545	—	4,851,036
Net income / (loss)	—	—	—	—	1,227,914	(11,691)	1,216,223
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	62,256	—	—	62,256
Capital injection from noncontrolling interests shareholder	—	—	—	—	—	2,500	2,500
Exercise and vesting of share-based awards	2,242,654	149	23,656	—	—	—	23,805
Share-based compensation	—	—	195,393	—	—	—	195,393

Balance as of December 31, 2016	115,297,224	7,784	3,006,152	125,009	3,221,459	(9,191)	6,351,213
Net income / (loss)	—	—	—	—	2,001,619	(7,160)	1,994,459
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	(55,055)	—	—	(55,055)
Dividends declared (RMB5.08 (US$0.76) per Class A ordinary share; RMB595,779 (US$91,570) to Class A ordinary shareholders)	—	—	—	—	(595,779)	—	(595,779)
Exercise and vesting of share-based awards	1,843,632	125	62,537	—	—	—	62,662
Share-based compensation	—	—	177,786	—	—	—	177,786
Balance as of December 31, 2017	117,140,856	7,909	3,246,475	69,954	4,627,299	(16,351)	7,935,286

Balance as of December 31, 2017, in US$		1,216	498,974	10,752	711,203	(2,513)	1,219,632

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1.	ORGANIZATION

Autohome Inc., formerly known as Sequel Limited (the “Company”), was incorporated under the laws of the Cayman Islands on June 23, 2008. Upon incorporation, the Company was 100% owned by Telstra Holdings Pty Ltd. (“Telstra”). On June 27, 2008 (the “Acquisition date”), the Company acquired Cheerbright International Holdings Limited (“Cheerbright”), China Topside Co., Ltd. (“China Topside”), and Norstar Advertising Media Holdings Co., Ltd. (“Norstar”), and their respective wholly foreign-owned enterprises and variable interest entities (“VIEs”). Subsequent to the acquisition, the Company was owned 55% by Telstra, and 45% by the selling shareholders of Cheerbright, China Topside and Norstar. In May 2012, Telstra acquired additional ordinary shares of the Company from other shareholders. In June 2016, Telstra completed the sale of approximately 47.4% of the total issued shares in the Company to Ping An Insurance (Group) Company of China Ltd. (“Ping An”) and on February 22, 2017, Ping An further acquired from Telstra approximately 6.5% of the total issued shares in the Company. After the consummation of the sale, Ping An became the Company’s controlling shareholder.

The Company successfully completed its IPO and listing of 8,993,000 American Depositary Shares (“ADSs”) on the New York Stock Exchange in December, 2013, and raised net proceeds of US$142,590 from the offering. Each ADS represents one ordinary share. Upon the completion of IPO in December, 2013, the Company’s dual-class ordinary share structure came into effect (Note 15). Upon the completion of follow-on offering in November 2014, 2,424,801 ADSs were issued by the Company and 6,964,612 Class B ordinary shares were converted into Class A ordinary shares. The net proceeds from the follow-on offering amounted to US$97,344 net of issuance cost. Upon the transfer of 47.4% share ownership by Telstra to Ping An in June 2016, all the Class B ordinary shares were converted into Class A ordinary shares. As of December 31, 2017, the Company had ordinary shares outstanding, all comprised of 117,140,856 Class A ordinary shares. Ping An became the Company’s controlling shareholder holding 52.8% of the total equity interest and voting rights, respectively in the Company as of December 31, 2017.

The Company, through its subsidiaries and VIEs (as disclosed in the table below), is engaged in the provision of media services, leads generation services and online marketplace in the People’s Republic of China (the “PRC”).

As of December 31, 2017, the Company’s principal subsidiaries and VIEs where Autohome WFOE and Chezhiying WFOE are the primary beneficiaries include the following entities:

Entity	Date of incorporation or acquisition	Place of incorporation	Percentage of direct ownership by the Company
Subsidiaries
Cheerbright International Holdings, Limited (“Cheerbright”)	June 13, 2006	British Virgin Islands	100%
Autohome E-commerce Inc.	February 6, 2015	Cayman Islands	100%
Autohome Link Inc.	January 29, 2015	Cayman Islands	100%
Autohome Financing Limited	March 23, 2015	Cayman Islands	100%
Autohome (Hong Kong) Limited (“Autohome HK”)	March 16, 2012	Hong Kong	100%
Autohome Media Limited (“Autohome Media”, formerly known as Prbrownies Marketing Limited)	October 18, 2013	Hong Kong	100%
Autohome E-commerce Hong Kong Limited	February 18, 2015	Hong Kong	100%
Autohome Link Hong Kong Limited	February 16, 2015	Hong Kong	100%
Autohome Financing Hong Kong Limited	April 15, 2015	Hong Kong	100%
Beijing Cheerbright Technologies Co., Ltd. (“Autohome WFOE”)	September 1, 2006	PRC	100%
Autohome Shanghai Advertising Co., Ltd.	September 29, 2013	PRC	100%
Beijing Prbrownies Software Co., Ltd. (formerly known as “Beijing Autohome Software Co., Ltd.”)	November 12, 2013	PRC	100%

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

Entity	Date of incorporation or acquisition	Place of incorporation	Percentage of direct ownership by the Company
Beijing Autohome Technologies Co., Ltd.	November 12, 2013	PRC	100%
Beijing Autohome Advertising Co., Ltd.	November 13, 2013	PRC	100%
Guangzhou Autohome Advertising Co., Ltd.	November 25, 2013	PRC	100%
Autohome (Tianjin) Automobile Sales Co., Ltd.	October 20, 2014	PRC	100%
Beijing Chezhiying Technology Co., Ltd.(“Chezhiying WFOE”)	May 26, 2015	PRC	100%
Beijing Chezhiying Software Co., Ltd.(“Chezhiying Software”)	December 9, 2015	PRC	100%
Beijing Kemoshijie Technology Co., Ltd.	September 11, 2015	PRC	100%
Beijing Haochezhijia E-commerce Co., Ltd.	April 25, 2016	PRC	75%
Huai’an Prbrownies Software Co., Ltd.	September 13, 2016	PRC	100%
Chengdu Prbrownies Software Co., Ltd.	September 30, 2016	PRC	100%
VIEs
Beijing Autohome Information Technology Co., Ltd. (“Autohome Information”)	August 28, 2006	PRC	—
Beijing Shengtuo Autohome Advertising Co., Ltd.	September 21, 2010	PRC	—
Beijing Shengtuo Hongyuan Information Technology Co., Ltd. (“Shengtuo Hongyuan”)	November 8, 2010	PRC	—
Beijing Shengtuo Chengshi Advertising Co., Ltd.	November 12, 2010	PRC	—
Shanghai You Che You Jia Advertising Co., Ltd. (“Shanghai Advertising”)	December 31, 2011	PRC	—
Guangzhou You Che You Jia Advertising Co., Ltd. (“Guangzhou Advertising”)	May 8, 2012	PRC	—
Beijing Autohome Used Car Appraisal Co., Ltd.	January 30, 2015	PRC	—
Beijing Autohome Used Car Brokerage Co., Ltd.	June 10, 2015	PRC	—
Shanghai Tianhe Insurance Brokerage Co., Ltd.	September 21, 2017	PRC	—

The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”. The Group provides media services, leads generation services and online marketplace through its websites and mobile applications. These services are offered to automakers and dealers, and advertising agencies that represent automakers and dealers in the automobile industry, and financial institutions. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries and VIEs in the PRC.

PRC laws and regulations prohibit or restrict foreign ownership of internet content businesses. To comply with these foreign ownership restrictions, the Company and its subsidiaries operate websites and mobile applications and conduct its business related to internet content services through VIEs. The paid-in capital of the VIEs was funded by the Company’s PRC subsidiaries, Autohome WFOE and Chezhiying WFOE, through loans extended to the VIEs’ shareholders (“Nominee Shareholders”). The effective control of the VIEs is held by WFOEs, through a series of contractual agreements (the “Contractual Agreements”). As a result of the Contractual Agreements, the WFOEs maintain the ability to control the VIEs, are entitled to substantially all of the economic benefits from the VIEs and are obligated to absorb all of the VIE’s expected losses.

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

Power of attorney agreements

Pursuant to the power of attorney agreements, shareholders of the VIEs have given the WFOEs an irrevocable proxy to act on their behalf on all matters pertaining to the VIEs and to exercise all of their rights as shareholders of the VIEs, including the right to attend shareholders’ meetings, to exercise voting rights and to transfer all or a part of his equity interests in the VIEs.

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

Risk in relation to the VIE Structure

Internet content related businesses are subject to significant restrictions under current PRC laws and regulations. Specifically, foreign investors are not allowed to own more than 50% equity interest in any Internet Content Provider (“ICP”) business.

The Group conducts its operations in China through Contractual Agreements entered into between the WFOEs and VIEs. In 2014, the Group began gradually migrating the advertising service business from the VIEs to the subsidiaries of Autohome Media, a transition that was completed to a substantial extent. If the Company or any of its current or future VIEs or subsidiaries are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including levying fines, confiscating the income of Autohome WFOE, Chezhiying WFOE and VIEs, revoking their business licenses or operating licenses, shutting down the Group’s servers or blocking the Group’s websites and mobile applications, discontinuing or placing restrictions or onerous conditions on the Group’s operations, requiring the Group to undergo a costly and disruptive restructuring, restricting the Group’s rights to use the proceeds from the offering to finance the Group’s business and operations in China, or enforcement actions that could be harmful to the Group’s business. Any of these actions could cause significant disruption to the Group’s business operations and severely damage the Group’s reputation, which would in turn materially and adversely affect the Group’s business and results of operations. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of VIEs or the Company’s right to receive their economic benefits, the Company would no longer be able to consolidate the VIEs.

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

VIEs contributed an aggregate of 7.8%, 5.5% and 4.4% of the consolidated net revenues for the years ended December 31, 2015, 2016 and 2017, respectively, after elimination of inter-company transactions. As of December 31, 2016 and 2017, the VIEs accounted for an aggregate of 19.3% and 21.1%, respectively, of the consolidated total assets, and 10.5% and 6.7%, respectively, of the consolidated total liabilities after elimination of inter-company balances.

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

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs included in the Company’s consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows:

	December 31,
	2016	2017
	RMB	RMB	US$
Current assets	1,059,117	1,326,075	203,814
Non-current assets	1,643,467	1,645,183	252,860

Total assets	2,702,584	2,971,258	456,674

Accrued expenses and other payables	191,942	162,423	24,964
Advance from customers	15,452	45,747	7,031
Deferred revenue	40,115	47,507	7,302
Income tax payable	42,746	—	—
Amounts due to related parties	1,430	4,309	662
Inter-company payables	761,583	1,031,877	158,597

Total current liabilities	1,053,268	1,291,863	198,556

Other liabilities	21,131	20,010	3,075
Deferred tax liabilities	7,400	12,708	1,953

Total non-current liabilities	28,531	32,718	5,028

Total liabilities	1,081,799	1,324,581	203,584

Net assets	1,620,785	1,646,677	253,090

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Net revenues	271,198	328,618	274,774	42,232
Net (loss)/income	(68,272)	(71,931)	20,380	3,132

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Net cash (used in)/generated from operating activities	(23,630)	20,337	851,872	130,930
Net cash used in investing activities	(73,318)	(33,204)	(802,710)	(123,374)
Net cash generated from financing activities	—	—	—	—

The revenue-producing assets that are held by the VIEs comprise of customer relationships, trademarks, websites, domain names, operating license and servers.

The current assets of the VIEs included amounts due from PRC subsidiaries of RMB887,932 and RMB381,388 (US$58,618), as of December 31, 2016 and 2017, respectively, which were eliminated upon consolidation by the Company. The current liabilities of the VIEs included amounts due to PRC subsidiaries of RMB761,583 and RMB1,031,877(US$158,597), as of December 31, 2016 and 2017, respectively, which were eliminated upon consolidation by the Company. There was no pledge or collateralization of the VIEs’ assets and the WFOEs have not provided any financial support that they were not previously contractually required to provide to the VIEs. There were no assets of the VIEs that can only be used to settle their own obligations. Creditors of the VIEs have no recourse to the general credit of the WFOEs, which are the primary beneficiaries of the VIEs.

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

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Areas where management uses subjective judgment include, but are not limited to, estimating the useful lives of long-lived assets and intangible assets, identifying separate accounting units and estimating rebates related to revenue transactions, assessing the initial valuation of the assets acquired and liabilities assumed in a business combination and the subsequent impairment assessment of long-lived assets, intangible assets and goodwill, long-term investments, determining the provision for accounts receivable, inventories and prepayment for vehicle purchase cost, accounting for deferred income taxes and accounting for the share-based compensation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.5063 on December 29, 2017 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, time deposits and money market funds placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities of three months or less.

(g)	Short-term Investments

Short-term investments represent bank deposits, adjustable-rate financial products with original maturities of greater than 3 months but less than 1 year and money market funds that are measured at fair value. In accordance with ASC 825, Financial Instruments, for adjustable-rate financial products with the interest rate indexed to performance of underlying assets and money market funds, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income as interest income.

(h)	Fair Value Measurements of Financial Instruments

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

(i)	Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. An accounts receivable balance is written off after all collection effort has ceased.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Inventories, net

Inventories consist of new vehicles held for sale, stated at the lower of cost or net realizable value. Cost is determined using the specific identification method. The Company’s purchase arrangements with certain automakers entitle the Company to receive a specified amount of cash rebates if certain conditions are met during the stated rebate periods. The Company accounts for these rebates in accordance with ASC 605-50, Revenue Recognition: Customer Payments and Incentives. Rebates relating to new vehicles purchased but still held by the Company as of the balance sheet date are recorded as a reduction to cost of inventories while rebates relating to new vehicles purchased and sold during the reporting period are recorded as a reduction to cost of revenues.

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

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets acquired in a business combination were recognized initially at fair value at the date of acquisition. Intangible assets acquired in asset acquisitions are measured based on the cost to the acquiring entity, which generally includes transaction costs. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful life for the intangible assets is as follows:

Category	Estimated useful life
Trademark	3-15 years
Customer relationship	5 years
Websites	4 years
Domain names	4-10 years
Licensing agreements	1.75 years
Insurance brokerage license	4 years

(m)	Long-term Investments

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

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2016 and 2017 were related to its acquisition of Cheerbright, China Topside and Norstar. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

Management has determined that the Group represents the lowest level within the entity at which goodwill is monitored for internal management purposes. Management evaluated the recoverability of goodwill by performing a qualitative assessment before using a two-step impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more-likely-than-not that the fair value of the reporting unit is in excess of its carrying amount. Therefore, management concluded that it was not necessary to proceed to the two-step goodwill impairment test. At December 31, 2016 and 2017, goodwill was RMB1,504,278 and RMB1,504,278 (US$231,203), respectively. No impairment loss was recorded for any of the years presented.

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

(p)	Revenue Recognition

The Group’s revenue is derived from media services, leads generation services and online marketplace. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the related fee is reasonably assured based on the guidance in ASC 605, Revenue Recognition.

Contracts are signed to establish significant terms such as the price and services to be provided. The Group considers the price for its services to be fixed or determinable when the Group and its customers have signed the contracts. The Group assesses the creditworthiness of its customers prior to signing the contracts to ensure collectability is reasonably assured. Non-refundable payments received before all of the relevant criteria for revenue recognition are satisfied and are to be recognized ratably over a period are recorded as deferred revenue.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)	Revenue Recognition (continued)

Media services

Media services revenues mainly include revenues from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices. The majority of the Group’s online advertising service arrangements involve multiple deliverables such as banner advertisements, links and logos, other media insertions and promotional activities that are delivered over different periods of time.

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

Leads generation services

Leads generation services primarily include revenues from (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and other value-added services. Under the dealer subscription services, the Group makes available throughout the subscription period a webpage linked to its websites and mobile applications where the dealers can publish information such as the pricing of their products, locations and addresses and other related information. Revenue is recognized ratably as services are provided over the subscription period.

Online marketplace

Online marketplace revenues mainly include revenues from the new vehicle transaction business, which is composed of direct vehicle sales and platform-based services on the Autohome Mall platform, and auto-financing business. For direct vehicle sales, the Company recognizes revenue on a gross basis as it acts as the principal, is the primary obligor of the sales arrangements and is subject to inventory risk. Revenue from direct vehicle sales are recognized when a sales contract has been executed and the vehicle has been delivered. Under the platform-based service arrangements, the Company earns service fee for the new vehicle display and transactions facilitated through the Autohome Mall platform. The service fee is recognized ratably over the display period or recognized as the vehicles are delivered to customers. For the auto-financing business, the Company earns service fee for the generation of sales leads or the facilitation of financial products transactions through the platform. The service fee is recognized when the sales leads are delivered or upon the completion of transaction facilitation.

Rebates and cash incentives provided to customers

The Group provides rebates to agency companies based on cumulative annual advertising and service volume. The Group estimates its obligations under such agreements based on an evaluation of the likelihood of the agency companies’ achievement of the advertising and service volume targets and evaluation of the agency companies’ purchase trends and history.

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

The Group has estimated and recorded rebates and cash incentives to agency companies, dealers and automakers cumulatively amounting to RMB578,548, RMB653,481 and RMB886,907 (US$136,315) for the years ended December 31, 2015, 2016 and 2017, as a reduction of revenue, respectively.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Cost of Revenues

Cost of revenues consist primarily of bandwidth and internet data center fees, depreciation of the Group’s long-lived assets, amortization of acquired intangible assets, value-added tax (“VAT”) and surcharges, content-related costs, cost of sales and write-downs of inventories and prepayment for vehicle purchase cost. Content-related costs primarily comprise of salaries and benefits for employees directly involved in revenue generation activities, cost related to content generation and acquisition and execution cost and other overhead expenses directly attributable to the provision of the media services, leads generation services and online marketplace. Cost of sales include vehicle purchase cost and other directly attributable costs. Rebates relating to new vehicles purchased and sold during the reporting period are recorded as a reduction to cost of revenues.

The Group’s business is subject to VAT, surcharges and cultural construction fees levied on advertising related revenue in China. Pursuant to ASC 605-45, Revenue Recognition—Principal Agent Considerations, the group elected to present VAT, surcharges and cultural construction fees as cost of revenues on the consolidated statements of comprehensive income. For the years ended December 31, 2015, 2016 and 2017, the Company’s PRC subsidiaries and its VIEs excluding Beijing Prbrownies Software Co., Ltd. and Chengdu Prbrownies Software Co., Ltd. are subject to a 6% VAT for the media services, leads generation services and platform-based and auto-financing services under online marketplace and 17% for the direct vehicle sales under online marketplace. For Beijing Prbrownies Software Co., Ltd. and Chengdu Prbrownies Software Co., Ltd., they are subject to 17% VAT for the dealer subscription services under leads generation services. Since November 2014 and December 2016, respectively, Beijing Prbrownies Software Co., Ltd. and Chengdu Prbrownies Software Co., Ltd. were entitled to a 14% VAT refund on the total VAT payable at the rate of 17% after being certified as software resolutions by the relevant authority.

(r)	Advertising Expenditures

Advertising expenditures which amounted to RMB533,632, RMB756,073 and RMB767,528 (US$117,967) for the years ended December 31, 2015, 2016 and 2017, respectively, are expensed as incurred and are included in sales and marketing expenses.

(s)	Product Development Expenses

Product development expenses consist primarily of employee costs related to personnel involved in the development and enhancement of the Group’s service offerings on its websites and mobile applications. The Group recognizes these costs as expenses when incurred, unless they result in significant additional functionality or are related to application development stage, in which case they are capitalized.

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

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. The Group leases office space under operating lease agreements. Certain of the lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rental expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on straight-line basis over the term of the lease.

(u)	Notes payable

Notes payable represents short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the notes. The Group has utilized notes payable to settle amounts owed to the automakers.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)	Income Taxes

The Group accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

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

The Group adopted ASU No. 2015-17, Income Taxes (Topic 740), Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as non-current on the balance sheet, starting from the first quarter of 2017 on a retrospective basis. After adoption of this ASU, current deferred tax assets of RMB99,228 as of December 31, 2016 on consolidated balance sheet was reclassified as non-current.

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

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities to issue ordinary shares were exercised. The dilutive effect of outstanding share-based awards is reflected in the diluted earnings per share by application of the treasury stock method. The computation of the diluted net income per share of Class A ordinary share assumes the conversion of Class B ordinary shares, while the diluted net income per share of Class B ordinary share does not assume the conversion of those shares.

The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting and conversion. As a result, and in accordance with ASC 260, the undistributed income for 2015 is allocated based on the contractual participating rights of the Class A and Class B ordinary shares as if the income for the year had been distributed. As the participating rights are identical, the undistributed income is allocated on a proportionate basis.

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

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)	Noncontrolling interests

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

(z)	Segment Reporting

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

(aa)	Employee Benefits

The full-time employees of the Company’s PRC subsidiaries and VIEs are entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total expenses for the employee benefits plans were RMB134,125, RMB214,596 and RMB270,794 (US$41,620 ) for the years ended December 31, 2015, 2016 and 2017, respectively.

(bb)	Share-based Compensation

Share-based awards granted to employees are accounted for under ASC 718, Compensation—Stock Compensation, which requires that share-based awards granted to employees be measured based on the grant date fair value and recognized as compensation expense over the requisite service period (which is generally the vesting period) in the consolidated statements of comprehensive income. The Company has elected to recognize compensation expense using the straight-line method for all share-based awards granted with service conditions that have a graded vesting schedule. Under ASC 718, an entity can make an accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. The Company has elected to estimate the forfeiture rate at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from initial estimates.

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

(cc)	Government Grants

Government grants primarily represent tax refunds for operating a business in certain jurisdictions and fulfilment of specified tax payment obligations, and subsidies. These grants are not subject to any specific requirements and are recorded when received in “other income, net” in the Company’s consolidated statements of comprehensive income. For the years ended December 31, 2015, 2016 and 2017, RMB11,281, RMB12,576 and RMB25,657 (US$3,943) of government grants were recorded as other income, net.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(dd)	Recent Accounting Pronouncements

In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers-Deferral of the effective date (“ASU 2015-14”). The amendments in ASU 2015-14 defer the effective date of ASU No. 2014-09, Revenue from Contracts with Customers issued in May 2014. Further in 2016 and 2017, as a clarification of the new revenue guidance, the FASB issued several amendments and updates to the new revenue guidance. All the above amendments regarding the new revenue guidance are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company will adopt the new revenue guidance beginning January 1, 2018 by applying the modified retrospective method with the cumulative effect of initially applying the guidance recognized at the date of initial application. The Company has finalized our analysis and the most significant impact will be the change from presentation of value-added tax on gross basis to net basis.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). Further, as a clarification of the new guidance, the FASB issued several amendments and updates. Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. All other leases will fall into one of two categories: (i) financing leases, similar to capital leases, which will require the recognition of an asset and liability, measured at the present value of the lease payments and (ii) operating leases which will require the recognition of an asset and liability measured at the present value of the lease payments. Lessor accounting remains substantially unchanged with the exception that no leases entered into after the effective date will be classified as leveraged leases. For sale leaseback transactions, the sale will only be recognized if the criteria in the new revenue recognition standard are met. It is expected to be effective for fiscal years and interim periods beginning after December 15, 2018 for public entities. Early application is permitted. The Company is currently evaluating the impact of adopting this guidance.

In August 2016, the FASB issued ASU No. 2016-15 “Statement of Cash Flows—Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”), which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. The amendments in ASU 2016-15 are effective for annual periods beginning after December 15, 2017, and interim periods within those annual periods. The amendments in this Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. Early adoption is permitted. The adoption of the guidance is not expected to have significant impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 320): Restricted Cash (“ASU 2016-18”). The amendments in ASU 2016-18 require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in ASU 2016-18 are effective for annual periods beginning after December 15, 2017, and interim periods within those annual periods. The amendments in this Update should be applied using a retrospective transition method to each period presented. The adoption of the guidance is not expected to have significant impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). The amendments in ASU 2017-04 removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in ASU 2017-04 are effective for annual or any interim goodwill impairment tests beginning after December 15, 2019 and should be applied on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The adoption of the guidance is not expected to have significant impact on the Company’s consolidated financial statements.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ee)	Concentration of Risk

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. As of December 31, 2016 and 2017, cash and cash equivalents, restricted cash and short-term investments altogether amounting to RMB5,733,321 and RMB8,154,224 (US$1,253,282), respectively, were deposited with various major reputable financial institutions located in the PRC and international financial institutions outside of the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the creditworthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. The Group continues to monitor the financial strength of these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by the Group’s assessment of its customers’ creditworthiness and its ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses and these losses have generally been within expectations. There were two customers and one customer that individually represented greater than 10% of the total accounts receivable as of December 31, 2016 and 2017.

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

There were no customers that individually represented greater than 10% of the total net revenues for the years ended December 31, 2015, 2016 and 2017, respectively.

Currency convertibility risk

The Group transacts substantially all its business in RMB, which is not freely convertible into foreign currencies. According to the relevant regulations in the PRC, all foreign exchange transactions are required to take place either through the People’s Bank of China (“PBOC”) or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

As of December 31, 2017, cash and cash equivalents and short-term investments in PRC were held by PRC subsidiaries and the VIEs. Cash and cash equivalents and short-term investments of PRC subsidiaries and VIEs are all denominated in RMB and altogether amounted to RMB6,399,234 (US$983,544) and RMB862,215 (US$132,520), respectively. Cash distributed outside of the PRC by PRC subsidiaries and the VIEs may be subject to PRC dividend withholding tax.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ee)	Concentration of Risk (continued)

Foreign Currency exchange rate risk

Since July 21, 2005, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There was depreciation of 4.2% and 6.7%, and appreciation of 6.7% for the years ended December 31, 2015, 2016 and 2017, respectively. Any significant appreciation or depreciation of the RMB may materially and adversely affect the Group’s earnings and financial position, and the value of, and any dividends payable on, the Company’s ADSs in U.S. dollars. For example, to the extent that the Group need to convert U.S. dollars it received from our initial public offering into RMB to pay its operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount it would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Group’s earnings, which in turn could adversely affect the price of ADSs.

3.	FAIR VALUE MEASUREMENT

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement at December 31, 2017 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2017
	RMB	RMB	RMB	RMB	US$
Cash equivalents
Time deposits	—	694,500	—	694,500	106,743
Money market fund	34,105	—	—	34,105	5,242
Short-term investments
Term deposits	—	842,912	—	842,912	129,554
Money market fund	—	10,042	—	10,042	1,543
Adjustable-rate financial products	—	6,389,682	—	6,389,682	982,076

	34,105	7,937,136	—	7,971,241	1,225,158

	Fair Value Measurement at December 31, 2016 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2016
	RMB	RMB	RMB	RMB
Cash equivalents
Time deposits	—	2,099,200	—	2,099,200
Money market fund	225,848	—	—	225,848
Restricted cash	—	9,319	—	9,319
Short-term investments
Term deposits	—	1,804,208	—	1,804,208
Adjustable-rate financial products	—	625,883	—	625,883

	225,848	4,538,610	—	4,764,458

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

3.	FAIR VALUE MEASUREMENT (CONTINUED)

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

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,
	2016	2017
	RMB	RMB	US$
Accounts receivable	1,206,436	1,895,145	291,278
Allowance for doubtful accounts	(512)	(1,408)	(216)

Total	1,205,924	1,893,737	291,062

As of December 31, 2016 and 2017, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	December 31,
	2016	2017
	RMB	RMB	US$
Beginning balance	2,315	512	79
Additions charged to bad debt expense	2,792	1,854	284
Reversal	(489)	(744)	(114)
Write off	(4,106)	(214)	(33)

Ending balance	512	1,408	216

The Group recognized additions to allowance for doubtful accounts amounting to RMB2,179, RMB2,303 and RMB1,110 (US$170) within general and administrative expenses, for the years ended December 31, 2015, 2016 and 2017, respectively.

5.	INVENTORIES, NET

Inventories consist of new vehicles held for sale amounting to RMB95,617 and nil, net of write-down of RMB9,201 and nil as of December 31, 2016 and 2017, respectively.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2016	2017
	RMB	RMB	US$
Prepayments	317,262	125,317	19,262
Rental deposits	1,494	11,918	1,832
Interest receivable	11,690	3,462	532
Staff advances	7,712	7,496	1,152
Receivables from third-party payment platform	12,327	14,757	2,268
Other receivables	26,734	23,173	3,562

	377,219	186,123	28,608

Prepayments primarily include prepaid purchase cost for new vehicles, prepaid VAT and surcharges, prepaid promotional expenses and service fee. As of December 31, 2016 and 2017, prepaid purchase cost for new vehicles were RMB226,419 and nil, respectively.

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

Hong Kong

Autohome HK is incorporated in Hong Kong on March 16, 2012. In October 2013, Autohome HK acquired Autohome Media, a Hong Kong advertising and marketing company. Also in 2015, three new entities are established in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. For the years ended December 31, 2015, 2016 and 2017, the Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong during this period. Under the Hong Kong tax law, subsidiaries in Hong Kong are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

7.	TAXATION (CONTINUED)

The PRC

In September 2010, Autohome WFOE was recognized as a “High-New Technology Enterprise” (“HNTE”), and is eligible for a 15% preferential tax rate effective through 2018. In July 2015, Beijing Autohome Technologies Co., Ltd. obtained the certificate of HNTE and is eligible for a 15% preferential tax rate from 2015 to 2017. Beijing Prbrownies was recognized as an HNTE in February 2016, qualifying it for the preferential 15% enterprise income tax rate from 2015 to 2017. Besides being an HNTE, Beijing Prbrownies was also a software enterprise. Pursuant to the Circular on Issues concerning Preferential Enterprise Income Tax Policies for Software and Integrated Circuit Industries in May 2016, the eligible software enterprises would enjoy preferential tax rate policy, whereby the enterprise will be entitled to two-year enterprise income tax exemption and reduced enterprise income tax rate of 12.5% for the three years thereafter, depending on the results of annual tax filing and examination afterwards instead of pre-approval process. Beijing Prbrownies started to make profit since 2015, and it passed the tax filing and examination as an eligible software enterprise by the relevant tax authorities in 2016 and 2017, qualifying it for the exemption of enterprise income tax for the tax year 2015 and 2016. A reversal of RMB173,557 and RMB158,995 (US$24,437) was recorded in 2016 and 2017 for the change in enacted tax rate, each composed of current income tax expense of RMB181,586 and deferred income tax expense of RMB8,029 and current income tax expense of RMB163,651 (US$25,153) and deferred income tax expense of RMB4,656 (US$716 ). For the tax year of 2017, 15% preferential tax rate of HNTE was applied for Beijing Prbrownies in accrual of income tax expense, considering that the uncertainty in the results of tax filing and examination was not eliminated yet. The aggregate effects of the preferential tax rate were RMB56,389, RMB330,198 and RMB383,039 (US$58,872) for the years ended December 31, 2015, 2016 and 2017, respectively. The basic earnings per share effects related to the preferential tax rate were RMB0.50, RMB2.89 and RMB3.29 (US$0.51) for the years ended December 31, 2015, 2016 and 2017, respectively.

The Company’s remaining PRC subsidiaries and all the VIEs were subject to Enterprise Income Tax (“EIT”) at a rate of 25% for the years ended December 31, 2015, 2016 and 2017.

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

The Group had minimal operations in jurisdictions other than the PRC. Income/(loss) before income tax expense consists of:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
PRC	1,292,104	1,263,223	2,266,075	348,289
Non PRC	(15,913)	(14,371)	(4,534)	(697)

	1,276,191	1,248,852	2,261,541	347,592

The income tax expense is comprised of:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Current	292,017	136,429	254,803	39,163
Deferred	(6,475)	(103,800)	12,279	1,887

	285,542	32,629	267,082	41,050

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

7.	TAXATION (CONTINUED)

The reconciliation of income tax expense for the years ended December 31, 2015, 2016 and 2017 is as follows:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Income before income tax expense	1,276,191	1,248,852	2,261,541	347,592
Income tax expense computed at applicable tax rates (25%)	319,047	312,213	565,385	86,898
Non-deductible expenses	16,372	25,798	32,417	4,983
Change in valuation allowances	16,054	47,006	(15,510)	(2,384)
Outside basis difference	(17,329)	(28,265)	7,360	1,131
Effect of international tax rate difference	3,978	3,593	1,133	174
Interest expense relating to unrecognized tax benefits	3,809	2,482	—	—
Effect of preferential tax rate	(56,389)	(330,198)	(383,039)	(58,872)
Effect of withholding tax	—	—	59,336	9,120

Income tax expense	285,542	32,629	267,082	41,050

Deferred tax

The significant components of deferred taxes are as follows:

	December 31,
	2016	2017
	RMB	RMB	US$
Deferred tax assets
Allowance for doubtful accounts	7,066	352	53
Accrued staff cost	3,166	1,563	240
Accrued expenses	52,497	73,500	11,297
Revenue recognition	42,062	48,774	7,497
Tax losses	83,941	101,746	15,638
VAT refund	3,598	3,842	591
Less: Valuation allowances	(70,667)	(55,157)	(8,477)

Total deferred tax assets	121,663	174,620	26,839

Deferred tax liabilities
Intangible assets and internally-developed software	8,690	14,262	2,192
Outside basis difference	453,106	423,989	65,166

Total deferred tax liabilities	461,796	438,251	67,358

In assessing the realizability of deferred tax assets, the Group has considered whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Group records a valuation allowance to reduce deferred tax assets to a net amount that management believes is more-likely-than-not of being realizable based on the weight of all available evidence. The Company recorded valuation allowances against the deferred tax assets of thirteen and fourteen PRC subsidiaries and VIEs as of December 31, 2016 and 2017, respectively, due to the cumulative tax loss positions and insufficient forecasted future taxable income.

As of December 31, 2017, the Group had net operating losses of approximately RMB406,984 (US$62,552), which can be carried forward to offset taxable income. The net operating loss will start to expire in 2018 if not utilized.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

7.	TAXATION (CONTINUED)

Deferred tax liabilities arising from undistributed earnings

The Enterprise Income Tax Law also imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIEs”) to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China.

On November 6, 2017, the board of directors of the Company declared a special cash dividend of approximately RMB5.08 (US$0.76) per ordinary share. The Company does not have present plan to pay additional dividends in the foreseeable future and the board of directors of the Company currently intends to retain the remaining available funds and earnings to operate and expand the business. In 2017, The Company accrued RMB59,336 (US$9,120) of deferred income tax expenses associated with the expected cash dividend payment. As of December 31, 2016 and 2017, the total amount of undistributed earnings from the Company’s PRC subsidiaries and VIEs that are considered to be permanently reinvested was RMB3,616,426 and RMB5,318,555 (US$817,447), respectively. As of December 31, 2016 and 2017, determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical.

Unrecognized tax benefits

As of December 31, 2016 and 2017, the Company recorded an unrecognized tax benefit of RMB34,977 and RMB32,122 (US$4,937), respectively, of which nil and nil, respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. This represents the difference between the amount of benefit recognized in the statement of financial position and the amount taken or expected to be taken in a tax return. It is possible that the amount of uncertain tax position will change in the next twelve months, however, an estimate of the range of the possible outcomes cannot be made at this time. As of December 31, 2016 and 2017, unrecognized tax benefits of RMB19,850 and RMB16,995 (US$2,612), respectively, if ultimately recognized, will impact the effective tax rate.

A roll-forward of unrecognized tax benefits is as follows:

	December 31,
	2016	2017
	RMB	RMB	US$
Beginning balance	22,003	21,902	3,366
Additions based on tax positions related to current year	—	—	—
Decreases based on tax positions related to prior years	(101)	(2,855)	(439)

Ending balance	21,902	19,047	2,927

During the years ended December 31, 2015, 2016 and 2017, the Company recorded late payment interest expense of RMB3,809, RMB2,482 and nil, and penalties of nil, nil and nil, respectively, as part of income tax expense. As of December 31, 2016 and 2017, the Company recorded RMB13,075 and RMB13,075 (US$2,010) for late payment interest expense, and nil and nil for penalties.

The tax years ended December 31, 2013 through 2017 for the Company’s PRC subsidiaries and VIEs remain subject to examination by the PRC tax authorities.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2016	2017
	RMB	RMB	US$
At cost:
Electronic equipment	234,360	301,783	46,383
Office equipment	1,024	1,361	209
Motor vehicles	3,418	2,855	439
Software	26,480	34,310	5,273
Leasehold improvements	42,364	40,408	6,211

	307,646	380,717	58,515
Less: Accumulated depreciation	(173,072)	(250,395)	(38,485)

	134,574	130,322	20,030

Depreciation expense was RMB51,337, RMB65,246 and RMB81,915 (US$12,590) for the years ended December 31, 2015, 2016 and 2017, respectively.

9.	INTANGIBLE ASSETS, NET

The following tables present the Group’s intangible assets with definite lives as of the respective balance sheet dates:

	December 31, 2017
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB	US$
Trademarks	68,380	(43,292)	25,088	3,856
Customer relationship	9,050	(9,050)	—	—
Websites	27,000	(27,000)	—	—
Domain names	1,917	(1,870)	47	7
Licensing agreements	2,492	(2,492)	—	—
Insurance brokerage license	28,133	(2,345)	25,788	3,964

	136,972	(86,049)	50,923	7,827

	December 31, 2016
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB
Trademarks	68,380	(38,713)	29,667
Customer relationship	9,050	(9,050)	—
Websites	27,000	(27,000)	—
Domain names	1,870	(1,870)	—
Licensing agreements	2,667	(2,667)	—

	108,967	(79,300)	29,667

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

9.	INTANGIBLE ASSETS, NET (CONTINUED)

The Company obtained insurance brokerage license in 2017 through acquisition of Shanghai Tianhe Insurance Brokerage Co., Ltd., which was accounted for as asset acquisition. The intangible assets are amortized using the straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from approximately 1.75 to 15 years. Amortization expense was RMB5,247, RMB4,558 and RMB6,923 (US$1,064) for the years ended December 31, 2015, 2016 and 2017, respectively.

The annual estimated amortization expenses for the acquired intangible assets for each of the next five years are as follows:

	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB
Amortization expenses	11,615	11,611	11,592	9,247	4,559

10.	LONG-TERM INVESTMENTS

As of December 31, 2016 and 2017, the Company holds several equity investments through its subsidiaries or VIEs, all of which were accounted for under the equity method since the Company can exercise significant influence but does not own a majority equity interest in or control them.

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

Shanghai Youcheyoujia Financing Co., Ltd. (“Financing JV”)

In September 2015, the Group signed a memorandum of understanding to establish a joint venture with three parties. In 2015, the Group made a full payment of RMB75,000, for a 25% equity interest of the Financing JV. In September 2017, the Group entered into a definitive agreement to transfer all its equity interests in Financing JV to an unaffiliated party. As of December 31, 2017, the equity transfer is still in process.

Visionstar Information Technology (Shanghai) Co., Ltd. (“Shanghai Visionstar”)

In July 2017, the Group acquired a 10% interest in Shanghai Visionstar, which primarily engages in augmented reality technology and related operations in the PRC, with a total cash consideration of RMB30,000. The investment was accounted for using equity method as the Group determined that it can exercise significant influence over Shanghai Visionstar.

Other investments

The company also holds several other investments in equity investees.

The carrying amount of all of the equity method investments was RMB134,466 and RMB147,929 (US$22,736) as of December 31, 2016 and 2017, respectively. The Company excluded the summarized information for these equity method investees as they were insignificant either individually or on an aggregated basis for all the years presented.

No impairment charges associated with the equity method investments were recognized during any of the years presented.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

11.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables are as follows:

	December 31,
	2016	2017
	RMB	RMB	US$
VAT and surcharges payable	82,759	88,435	13,592
Payroll and welfare payable	302,006	409,691	62,968
Accrued rebates and cash incentives	473,271	646,922	99,430
Deposit from customers	66,526	46,321	7,119
Accrued expenses	128,489	328,315	50,461
Payable for purchase of fixed assets	12,200	6,303	969
Professional service fees	12,570	5,236	805
Payable for exercise of share-based awards	10,464	5,735	881
Others	63,262	121,976	18,748

	1,151,547	1,658,934	254,973

12.	RELATED PARTY TRANSACTIONS

Name of related parties	Relationship with the Group
Ping An and its subsidiaries (“Ping An Group”)	The Company’s controlling shareholder and its subsidiaries
Mango JV	An equity-method investee of the Company’s subsidiary

Ping An became the Company’s controlling shareholder in June 2016 and therefore Ping An Group became the Company’s related party since then. The following related party transactions represent the transactions occurred afterwards.

During the years ended December 31, 2015, 2016 and 2017, significant related party transactions were as follows:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Sales of new vehicles to Ping An Group	—	21,938	—	—
Services provided by Ping An Group (a)	—	21,594	55,220	8,487
Services provided to Ping An Group (b)	—	—	21,171	3,254
Interest income from Ping An Group	—	3,564	35,049	5,387

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

12.	RELATED PARTY TRANSACTIONS (CONTINUED)

As of December 31, 2016 and December 31, 2017, balances with related parties were as follows:

	December 31, 2016	December 31, 2017
	RMB	RMB	US$
Amounts due from related parties, current
Ping An Group (c)	14,120	21,014	3,230
Mango JV (d)	6,331	3,425	526
Other related parties	—	63	10

	20,451	24,502	3,766

Amounts due from related parties, non-current
Ping An Group (c)	809	10,956	1,684

	809	10,956	1,684

Amounts due to related parties
Ping An Group	1,312	1,101	169
Mango JV (e)	15,158	9,049	1,391
Other related parties	160	135	21

	16,630	10,285	1,581

(a)	The amount represents rental and property management services and other miscellaneous services provided by Ping An Group.
(b)	The amount represents the commission fee for facilitating transactions and advertising service provided to Ping An Group.
(c)	Receivable from Ping An Group primarily consists of interest receivable from cash and cash equivalents and short-term investments held at Ping An Group, service fee receivable and deposit in relation to the operating lease agreement and others. As of December 31, 2016 and 2017, the Group had cash and cash equivalents and short-term investments of RMB541,218 and RMB1,374,574 (US$211,268) at Ping An Group, respectively.
(d)	The amount represents unsettled portion of fulfilment cost paid by the Group to dealers on behalf of Mango JV and commission fee receivable for facilitating the sale of Mango JV’s vehicles through the Autohome Mall platform.
(e)	The outstanding payable to Mango JV represents proceeds from vehicle sales on the Autohome Mall platform collected by the Group on behalf of Mango JV.

13.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases office space and employee accommodation in the PRC under non-cancellable operating leases expiring on various dates. Payments under operating leases are expensed on a straight-line basis, after considering rent holidays, over the periods of the respective lease terms. The terms of the leases do not contain rent escalation or contingent rents, and for the years ended December 31, 2015, 2016 and 2017, total rental expenses for all operating leases amounted to RMB49,892, RMB84,673 and RMB95,654 (US$14,702) respectively.

As of December 31, 2017, the Group has future minimum lease payments under non-cancellable operating leases, with initial terms in excess of one year, for office premises consisting of the following:

	RMB	US$
2018	82,360	12,659
2019	48,982	7,528
2020 and thereafter	—	—

	131,342	20,187

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

13.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Legal proceedings

From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. The Group does not believe that any currently pending legal proceeding to which the Group is a party will have a material effect on its business, balance sheets, and results of operations or cash flows.

14.	COST OF REVENUES

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Content-related costs	184,635	269,313	390,885	60,078
Depreciation and amortization	43,160	42,570	41,579	6,391
Bandwidth and internet data center	38,893	51,766	89,889	13,816
VAT and surcharges	269,491	349,373	484,811	74,513
Cost of sales, including tax	132,942	1,680,143	351,521	54,028

	669,121	2,393,165	1,358,685	208,826

Write-down of inventories and prepayment for vehicle purchase cost of nil, RMB50,190 and RMB1,483 (US$228) was included in cost of sales, including tax for the years ended December 31, 2015, 2016 and 2017, respectively.

15.	ORDINARY SHARES

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

Upon the completion of follow-on offering in November, 2014, 2,424,801 ADSs were issued by the Company and 6,964,612 Class B ordinary shares were converted into Class A ordinary shares, and the net proceeds from the follow-on offering amounts to US$97,344 net of issuance costs. Each ADS represents one ordinary share. In June 2016, Telstra completed the sale of approximately 47.4% of the Company’s total issued and outstanding shares to Yun Chen Capital Cayman, a wholly owned subsidiary of Ping An. Upon the completion of sale, all of the Company’s remaining Class B ordinary shares were converted into Class A ordinary shares. There were nil, 61,824,328 and nil class B ordinary shares converted into Class A ordinary shares for the years ended December 31, 2015, 2016 and 2017, respectively. On February 22, 2017, Ping An further acquired from Telstra approximately 6.5% of the total issued shares in the Company. As of December 31, 2017, the Company had ordinary shares outstanding, all comprised of 117,140,856 Class A ordinary shares.

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

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The Company’s VIEs in the PRC are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Group in the form of loans, advances or cash dividends. As of December 31, 2015, 2016 and 2017, the Company’s PRC subsidiaries and VIEs had appropriated RMB19,175, RMB36,000 and RMB51,847 (US$7,969), respectively, of retained earnings for its statutory reserves.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict the Company’s PRC subsidiaries and VIEs from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2016 and 2017, amounts restricted are the net assets of the Company’s PRC subsidiaries and VIEs, which amounted to RMB5,165,673 and RMB6,789,409 (US$1,043,513), respectively.

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to the Financial Statements” and concluded that it was applicable for the Company to disclose the condensed financial information for the parent company (Note 19) for the year ended December 31, 2017. For the purposes of presenting parent only financial information, the Company records its investments in its subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries and VIEs” and the profit of the subsidiaries and VIEs is included in “Share of income of subsidiaries and VIEs” in the condensed statements of comprehensive income.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

17.	EARNINGS PER SHARE

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2015		2016	2017
	Class A	Class B	Ordinary shares	Ordinary shares	Ordinary shares
	RMB	RMB	RMB	RMB	US$
Basic earnings per share:
Numerator:
Net income attributable to Autohome Inc.	444,916	545,733	1,227,914	2,001,619	307,642
Denominator:
Weighted average ordinary shares outstanding	50,403,077	61,824,328	114,237,600	116,379,846	116,379,846

Basic earnings per share	8.83	8.83	10.75	17.20	2.64

Diluted earnings per share:
Numerator:
Net income attributable to Autohome Inc.	461,052	529,597	1,227,914	2,001,619	307,642
Reallocation of net income as a result of conversion of Class B into Class A ordinary shares (Note 15)	529,597	—	—	—	—

Net income attributable to Autohome Inc.	990,649	529,597	1,227,914	2,001,619	307,642

Denominator:
Weighted average ordinary shares outstanding	50,403,077	61,824,328	114,237,600	116,379,846	116,379,846
Conversion of Class B into Class A ordinary shares (Note 15)	61,824,328	—	—	—	—
Dilutive effect of share-based awards	3,419,421	—	1,798,727	1,679,010	1,679,010

Weighted average number of shares outstanding-diluted	115,646,826	61,824,328	116,036,327	118,058,856	118,058,856

Diluted earnings per share	8.57	8.57	10.58	16.95	2.61

The effects of nil, 831,042 and 272,421 stock options were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the years ended December 31, 2015, 2016 and 2017, respectively. The effects of 256,165, 354,423 and 201,432 restricted shares were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the years ended December 31, 2015, 2016 and 2017, respectively.

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

Share options

The following table summarizes the Company’s employee share option activity under the share option plans:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
		US$	US$	Years	US$
Outstanding, January 1, 2017	2,821,592	16.66	11.87	8.15	24,329
Granted	775,458	32.17	30.23
Exercised	(1,060,830)	8.86
Forfeited	(948,606)	24.30

Outstanding, December 31, 2017	1,587,614	24.88	19.67	8.53	63,190

Vested and expected to vest at December 31, 2017	1,533,724	24.84	19.67	8.52	61,103

Exercisable as of December 31, 2017	292,352	13.85	11.65	6.53	14,857

The aggregate intrinsic value in the table above is calculated as the difference between the exercise price of the underlying awards and US$64.67, the closing stock price of the Company’s ordinary shares on December 29, 2017. The weighted-average grant-date fair value of options granted during the years ended December 31, 2015, 2016 and 2017 was nil, US$14.62 and US$30.23, respectively. The total grant date fair value of options vested during the years ended December 31, 2015, 2016 and 2017 was RMB37,582, RMB25,168 and RMB64,334 (US$9,888), respectively. Total intrinsic value of options exercised during the years ended December 31, 2015, 2016 and 2017 was RMB623,605, RMB246,754 and RMB257,025 (US$39,504), respectively.

The aggregate fair value of the outstanding options at the grant dates were determined to be RMB203,146 (US$31,223) and such amount shall be recognized as compensation expenses using the straight-line method for all employee share options granted with graded vesting. As of December 31, 2017, there was RMB148,513 (US$22,826) of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested share-based awards which are expected to be recognized over a weighted-average period of 2.95 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

18.	SHARE-BASED COMPENSATION (CONTINUED)

Restricted shares

Restricted shares activity for the year ended December 31, 2017 was as follows:

	Number of shares	Weighted average grant date fair value
		US$
Outstanding, January 1, 2017	2,087,392	26.61
Granted	934,518	34.63
Vested	(782,802)	27.66
Forfeited	(588,100)	26.38

Outstanding, December 31, 2017	1,651,008	29.95

Expected to vest, December 31, 2017	1,572,618	29.98

The weighted average grant-date fair value of restricted shares granted during the years ended December 31, 2015, 2016 and 2017 was US$34.70, US$22.30 and US$34.63, respectively, which was derived from the fair value of the underlying ordinary shares. The total grant date fair value of restricted shares vested during the years ended December 31, 2015, 2016 and 2017 was RMB38,104, RMB131,861 and RMB140,887 (US$21,654). The aggregate fair value of the outstanding restricted shares at the grant dates were determined to be RMB321,724 (US$49,448) and such amount shall be recognized as compensation expense using the straight-line method for all restricted shares granted with graded vesting. As of December 31, 2017, there was RMB241,950 (US$37,187) of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested restricted shares which are expected to be recognized over a weighted-average period of 2.91 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

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

In November 2016, the Company approved the vesting acceleration plan of options and restricted shares for certain employees and incremental compensation cost of RMB53,896 occurred as a result of the modification.

The Company calculated the estimated fair value of the share-based awards on the respective grant dates using the binomial option pricing model with the following assumptions:

	2016	2017
Fair value of ordinary share	US$23.76-US$24.88	US$45.36-US$54.84
Risk-free interest rates	1.70%-1.75%	2.30%-2.44%
Expected exercise multiple	2.2-2.8	2.2-2.8
Expected volatility	63%	57%-60%
Expected dividend yield	0.00%	0.00%
Weighted average fair value per option granted	US$14.12-US$15.26	US$27.05-US$33.73

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

18.	SHARE-BASED COMPENSATION (CONTINUED)

Share-based compensation expenses relating to options and restricted shares granted to employees recognized for the year ended December 31, 2015, 2016 and 2017 is as follows:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Cost of revenues	6,939	12,310	15,166	2,331
Sales and marketing expenses	36,584	50,814	53,064	8,155
General and administrative expenses	40,142	77,965	59,954	9,215
Product development expenses	24,280	54,304	49,602	7,624

	107,945	195,393	177,786	27,325

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

19.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

	December 31,
	2016	2017
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	57,505	31,781	4,885
Short-term investments	486,341	699,159	107,459
Prepaid expenses and other current assets	26,113	23,315	3,583

Total current assets	569,959	754,255	115,927
Non-current assets:
Other non-current assets	5,936	3,816	587
Investment in subsidiaries and VIEs	5,807,841	7,798,858	1,198,663

Total non-current assets	5,813,777	7,802,674	1,199,250

Total assets	6,383,736	8,556,929	1,315,177

LIABILITIES AND SHAREHOLDERS’ EQUITY Current liabilities:
Accrued expenses and other payables	20,660	6,932	1,065
Dividend payable	—	595,779	91,570
Due to subsidiaries	2,672	2,581	397

Total current liabilities	23,332	605,292	93,032

Total liabilities	23,332	605,292	93,032

Commitments and Contingencies
Shareholders’ equity:
Ordinary shares (par value of US$0.01 per share; 100,000,000,000 (including 99,931,211,060 Class A and 68,788,940 Class B ) shares authorized; 115,297,224 and 117,140,856 shares issued and outstanding, all comprised of Class A, as of December 31, 2016 and 2017, respectively)	7,784	7,909	1,216
Additional paid-in capital	3,006,152	3,246,475	498,974
Accumulated other comprehensive income	125,009	69,954	10,752
Retained earnings	3,221,459	4,627,299	711,203

Total shareholders’ equity	6,360,404	7,951,637	1,222,145

Total liabilities and shareholders’ equity	6,383,736	8,556,929	1,315,177

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

19.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative expenses	(24,235)	(20,533)	(13,334)	(2,049)

Operating losses	(24,235)	(20,533)	(13,334)	(2,049)
Interest income	11,526	7,492	13,441	2,066
Share of income of subsidiaries and VIEs	1,003,358	1,240,955	2,001,512	307,625

Income before income taxes	990,649	1,227,914	2,001,619	307,642
Income tax expense	—	—	—	—

Net income	990,649	1,227,914	2,001,619	307,642

Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments	56,821	62,256	(55,055)	(8,462)

Comprehensive income	1,047,470	1,290,170	1,946,564	299,180

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Net cash used in operating activities	(2,017)	(23,846)	(8,303)	(1,276)

Net cash used in investing activities	(132,976)	(86,743)	(77,005)	(11,835)

Net cash generated from financing activities	30,200	25,420	61,070	9,386

Effect of exchange rate changes on cash and cash equivalents	7,569	5,864	(1,486)	(228)

Net decrease in cash and cash equivalents	(97,224)	(79,305)	(25,724)	(3,953)
Cash and cash equivalents at beginning of year	234,034	136,810	57,505	8,838

Cash and cash equivalents at end of year	136,810	57,505	31,781	4,885

(a)	Basis of accounting

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