Form 20-F
period 2018-12-31
Autohome Inc.
filed 2019-04-12
CIK 1527636

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 118,056,345 Class A ordinary shares, par value US$0.01 per share, and 0 Class B ordinary shares, par value US$0.01 per share, were outstanding as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2018. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

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

The following tables present the selected consolidated financial information for our company. Our selected consolidated statements of operations data presented below for the years ended December 31, 2016, 2017 and 2018 and our selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016 and the selected consolidated statements of operations data for 2014 and 2015 presented below have been derived from our consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	(in thousands, except for number of shares and per share data)
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Statements of Operations Data:
Net revenues(1)	2,132,949	3,463,975	5,961,621	6,210,181	7,233,151	1,052,018
Cost of revenues	(381,498)	(669,121)	(2,393,165)	(1,358,685)	(820,288)	(119,306)

Gross profit	1,751,451	2,794,854	3,568,456	4,851,496	6,412,863	932,712
Operating expenses
Sales and marketing expenses	(559,070)	(1,127,484)	(1,536,939)	(1,647,519)	(2,435,236)	(354,190)
General and administrative expenses	(129,751)	(193,655)	(306,794)	(281,951)	(314,846)	(45,792)
Product development expenses	(158,395)	(273,908)	(571,354)	(878,773)	(1,135,247)	(165,115)

Total Operating expenses	(847,216)	(1,595,047)	(2,415,087)	(2,808,243)	(3,885,329)	(565,097)

Other income, net	2,544	13,064	13,953	8,577	341,391	49,653

Operating profit	906,779	1,212,871	1,167,322	2,051,830	2,868,925	417,268
Interest income	34,682	63,218	88,168	220,282	358,811	52,187
Earnings/(loss) from equity method investments	—	102	(6,638)	(10,571)	24,702	3,593
Fair value change of other non-current assets	—	—	—	—	(11,017)	(1,602)

Income before income taxes	941,461	1,276,191	1,248,852	2,261,541	3,241,421	471,446

Income tax expense	(192,781)	(285,542)	(32,629)	(267,082)	(377,890)	(54,962)
Net income	748,680	990,649	1,216,223	1,994,459	2,863,531	416,484
Net loss attributable to noncontrolling interests	—	—	11,691	7,160	7,484	1,089
Net income attributable to Autohome Inc.	748,680	990,649	1,227,914	2,001,619	2,871,015	417,573
Earnings per share for ordinary shares
Basic	7.01	8.83	10.75	17.20	24.40	3.55
Diluted	6.64	8.57	10.58	16.95	24.08	3.50
Weighted average number of shares used to compute earnings per share(2)
Ordinary shares(3):
Basic	106,735,303	112,227,405	114,237,600	116,379,846	117,671,971	117,671,971
Diluted	112,831,585	115,646,826	116,036,327	118,058,856	119,235,379	119,235,379
Dividend per share(4)	—	—	—	—	—	—

(1)

In May 2014, the Financial Accounting Standards Board issued ASC 606, Revenue from Contracts with Customers, a new standard related to revenue recognition. The most significant impact on our company is the change of the presentation of value-added tax from gross basis to net basis. We adopted this guidance effective from January 1, 2018 using the modified retrospective method. The comparative information has not been restated and continues to be reported under the accounting standards in effect for the relevant periods. As a result, the operating results for the years ended December 31, 2014, 2015, 2016 and 2017 have not been restated and are presented on a gross basis with value-added tax being included in the net revenues and cost of revenues in such years, while the operating results for the year ended December 31, 2018 are presented on net basis, with the value-added tax being excluded from the net revenues and cost of revenues in such year.

(2)	Earnings per share for ordinary shares (diluted) for each year from 2014 to 2018 were computed after taking into account the dilutive effect of the shares underlying our employees’ share-based awards.
(3)

Represents our Class A and Class B ordinary shares, par value US$0.01 per share, after our IPO. In June 2016, all of our Class B ordinary shares were converted into Class A ordinary shares when Telstra Holdings, our then largest shareholder, transferred approximately 47.4% of our then total issued and outstanding shares to Yun Chen Capital Cayman. As holders of Class A and Class B ordinary shares have the same dividend right in our undistributed earnings, the basic and diluted net income per Class A ordinary share and Class B ordinary share were the same for all the periods presented during which there were two classes of ordinary shares in issue. The weighted average number of shares represents the sum of the weighted average number of Class A and Class B ordinary shares. Please see “Earnings per Share” under Note 17 to our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amounts and the weighted average numbers of ordinary shares.

(4)

The special cash dividends declared in November 2017 to the holders of our Class A ordinary shares of record as of the close of business on January 4, 2018 were paid in the amount of US$0.76 per share (inclusive of applicable fees payable to our depositary bank) on or about January 15, 2018. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

	As of December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents, restricted cash, current and short-term investments	2,772,191	4,169,053	5,733,321	8,154,224	10,061,458	1,463,379
Accounts receivable, net	736,695	1,075,456	1,205,924	1,893,737	2,795,835	406,637
Total current assets	3,582,797	5,696,498	7,432,532	10,258,586	13,141,317	1,911,326
Total assets	5,278,515	7,530,076	9,392,026	12,294,975	15,756,201	2,291,644
Deferred revenue	438,797	872,487	1,012,143	1,409,485	1,510,726	219,726
Total current liabilities	1,080,657	2,156,534	2,544,040	3,889,316	4,164,769	605,740
Total non-current liabilities	532,435	522,506	496,773	470,373	479,989	69,812
Total liabilities	1,613,092	2,679,040	3,040,813	4,359,689	4,644,758	675,552
Total Autohome Inc. shareholders’ equity	3,665,423	4,851,036	6,360,404	7,951,637	11,135,278	1,619,559
Total equity	3,665,423	4,851,036	6,351,213	7,935,286	11,111,443	1,616,092

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Risks Related to Our Business and Industry

We rely on China’s automotive industry for substantially all of our revenues and future growth, the prospects of which are subject to many uncertainties, including government regulations and policies.

We rely on China’s automotive industry for substantially all of our revenues and future growth. We have greatly benefited from the growth of China’s automotive industry during the past few years. China is one of the world’s major automotive markets. However, car ownership rate in China is still low, indicating significant room for continued growth. We cannot predict how this industry will develop in the future. Furthermore, in 2018, China’s automotive industry experienced negative growth for the first time in the past 28 years and the growth of China’s automotive industry could be affected by many factors, including general economic conditions in China, the urbanization rate of China’s population, the growth of disposable household income, the costs of new automobiles, the trade barriers and other governmental protectionist measures, as well as taxes and incentives related to automobile purchases. For example, on July 6, 2018, the Trump Administration imposed 25% tariffs on a variety of imports from China, and China responded to the multiple U.S. tariff lists by announcing several lists of products, including automobiles and automobile parts and components, from the U.S. that are subject to an additional 25% tariff upon import to China. Although the imposition of the additional tariffs are currently suspended, tariffs or a global trade war could increase the cost of imported automobiles, which could negatively impact the demand for automobiles and adversely impact our business. In addition, governmental policies may have a considerable impact on the growth of the automotive industry in China. For example, in an effort to alleviate traffic congestion and improve air quality, the Beijing municipal government issued a regulation in December 2010 to limit the number of new passenger vehicle plates issued in Beijing each year to 240,000 commencing in 2011, and the limit was subsequently reduced to 100,000 starting from 2014 to 2019. There are similar policies that restrict the issuance of new passenger vehicle plates in several other major cities in China. The Limits and Measurement Methods for Emissions from Light-duty Vehicles (China 5), which was issued on September 17, 2013, have become effective nationwide in China since January 1, 2018. In 2015, the PRC government released new tax benefits for electric cars. In 2014, 2017 and 2018, the PRC government released multiple rules allowing the purchase of new energy vehicles to be exempt from vehicle purchase tax between 2014 and 2020. Moreover, since the beginning of 2018, there are various rules promulgated by the PRC government that have tightened the regulation of the entire automobile industry, such as setting higher standards and more stringent requirements for approval of automobile loans, more stringent emission standards for light-duty vehicles starting from January 1, 2018 together with progressively stricter requirements on all sales and registration of light-duty vehicles starting from July 1, 2020, and the cancellation of the reduction of vehicle purchase tax on light vehicles by reverting the tax rate back to 10% starting from January 1, 2018. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive industry, and in turn reduce demand for automobiles. If automakers and automobile dealers were to reduce their marketing expenditures as a result, our business, financial condition and results of operations could be materially and adversely affected.

We face significant competition, and if we fail to compete effectively, we may lose market share and our business, prospects and results of operations may be materially and adversely affected.

The markets for our services are highly competitive. With respect to our auto media business, we face competition from China’s automotive vertical websites and mobile applications, such as Xcar, PCauto and BitAuto, from the automotive channels of major internet portals, such as Sina and Sohu, and from companies engaged in mobile social media, news, video and live-streaming applications. We may also face competition from online automobile transaction platforms, such as maodou.com, taoche.com, 51auto, Uxin, Guazi, and Renrenche as we develop our auto e-commerce business. Our auto finance business faces competition from other auto finance companies, such as Yixin and Souche. In addition, we also face competition from companies engaged in social media business, such as ByteDance and Tencent. Competition with these and other websites and mobile applications is primarily centered on increasing user reach, user engagement and brand recognition, relationships with the suppliers, and attracting and retaining advertisers or customers, among other factors.

Some of our competitors or potential competitors have longer operating histories and may have greater financial, management, technological, development, sales, marketing and other resources than we do. They may use their experience and resources to compete with us in a variety of ways, including by competing more heavily for users, advertisers and dealers, investing more heavily in marketing, traffic acquisition and research and development, and making more acquisitions. Some of our competitors have entered or may enter into business cooperation agreements with search engines, which may impact our ability to obtain additional user traffic from the same sources. Our competitors may be acquired and consolidated by, or cooperate with, industry conglomerates who are able to further invest with significant resources into our operating space. We cannot assure you that any such large internet business will not in the future focus on the automotive sector. If we are unable to compete effectively and at a reasonable cost against our existing and future competitors, our business, prospects and results of operations could be materially and adversely affected.

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

We have experienced rapid growth in our business in recent years. The number of our employees has grown from 3,752 as of December 31, 2016 to 4,097 as of December 31, 2017 and further to 4,335 as of December 31, 2018. We have increased our net revenues since 2016 to RMB7,233.2 million (US$1,052.0 million) in 2018, representing a three-year CAGR of 16.3%. We expect to continue to grow our user base and our business operations. We have been implementing our future strategy to integrate four key market segments in our consumer centric automotive ecosystem, namely auto-content, auto-transaction, auto-finance and auto-lifestyle. Our “4+1” strategy continues to drive our growth momentum and guide us in our transformation from a content-led vertical media business to an automotive eco-platform based on our advanced data and technology. Also, we are committed to strengthening our competitive advantage in the core media and leads generation business and have begun to benefit from executing new business initiatives, including data products and auto-financing.

Although we have achieved profitability in recent periods, our rapid expansion and new business initiatives may expose us to new challenges and risks and may make the prediction of our future results of operations difficult. As a growing company facing risks and uncertainties, our historical results of operations should not be taken as indicative of the rate of growth, if any, that can be expected in the future. In addition, we may not have sufficient experience in executing our new business initiatives. To manage the further expansion of our business, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and internal controls. We also need to train, manage and motivate our growing employee base. In addition, we need to maintain and expand our relationships with automakers, automobile dealers, advertising agencies, financial institutions, insurance companies and other third parties. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations. We may be required to further increase our research and development expenses in order to enhance our technology capabilities, such as artificial intelligence technologies, big data technologies and cloud technologies, to support any such expansion and our efforts may not be effective. In the future, we may also commit our resources to further develop, optimize and expand our new business initiatives. Our new business initiatives may also expose us to new regulatory risks, which are different from what we have experienced before. Lack of experience in handling these new regulatory risks may result in failure to generate the expected results of operations and prospects. Furthermore, we need to quickly respond to the market reaction to our new business initiatives and adjust accordingly. If we fail to manage our expansion and new business initiatives effectively or efficiently, our business and results of operations may be materially and adversely affected.

If we are unable to grow our new vehicle transaction business, we may not be able to achieve our expected business growth and our results of operations may be adversely affected.

We started to develop our new vehicle transaction business in 2014 and expanded to include direct vehicle sales and platform-based services facilitating transactions through our transaction platform. In June 2014, we launched Autohome Mall, which is a full-service online transaction platform for users to review automobile-related information, purchase coupons offered by automakers for discounts and make purchases to complete the transaction. In late 2016, we gradually shifted the focus to becoming an asset-light vehicle e-commerce platform to facilitate transactions between consumers and automakers or independent automobile sellers that obtain vehicles from legitimate distribution channels other than through direct authorization from and dealership arrangements with automakers. In 2018, revenues under our new vehicle transaction business were primarily from (i) platform-based services we provide while facilitating transactions on Autohome Mall, (ii) service fees with respect to the transaction-oriented marketing solutions and (iii) commissions based on transactions facilitated. We cannot guarantee you that our current business model and strategies will be successful to meet consumers’ expectation or demand for vehicles on our transaction platform.

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

In early 2017, we launched our auto finance business and started to provide services to our cooperative banks and financial institutions by displaying and marketing their financial products, including financing and financial leasing products, on our platform. We enable our cooperative banks and financial institutions to present their financial products to users of our websites and mobile applications and to accept users’ auto financing applications. We also introduced merchant loans offered by our cooperative financial institutions to automobile sellers. In addition, we acquired a Chinese insurance broker, Shanghai Tianhe Insurance Brokerage Co., Ltd., or Shanghai Tianhe, in September 2017, and started to engage in offline insurance brokerage business in November 2017. Currently, Shanghai Tianhe primarily engages in offline insurance brokerage business for our users and has launched its online insurance brokerage business through cooperating with a major insurance company since late 2018, after completing the registration process required for engaging in online insurance business in the PRC. Shanghai Tianhe has also begun to cooperate closely with automobile dealers and sellers to promote our financial partners’ insurance products to the automobile buyers.

Since our auto finance business is subject to broad regulation and supervision in the PRC, we may need to handle regulatory inspections during our ordinary course of business from time to time. We have developed an internal control system relating to compliance matters for auto finance business to satisfy the applicable PRC regulatory standards. However, as our auto finance business, especially our insurance brokerage business, grows rapidly, we cannot assure you that the internal control system could always work effectively in tracking and administering the compliance matters relevant to our auto finance business and we may need to incur increased compliance costs to maintain and upgrade such internal control system effectively. If we cannot satisfy any of the requirements of competent authorities, we would be exposed to the relevant regulatory risks, which may result in penalties imposed against us. In addition, although we have an existing large user base, we cannot assure you that the business model of our auto finance business will be attractive to users and financial partners. Failure to provide satisfactory services on our platform or facilitate financing transactions between our users and financial product providers would cause an adverse impact on our auto finance business. As a result, we may not be able to achieve our expected business growth and our results of operations may be adversely affected.

If we fail to attract and retain users and customers, our business and results of operations may be materially and adversely affected.

In order to maintain and strengthen our position as a leading online destination for automobile consumers in China, we must continue to attract and retain users to our websites and mobile applications, which requires us to continue to provide quality content throughout the automobile ownership life cycles. We must also innovate and introduce services and applications that enhance user experience. In addition, we must maintain and enhance our brand recognition among consumers. If we fail to provide high-quality, enriched and customized content, offer a superior user experience or maintain and enhance our brand recognition, we may not be able to attract and retain users. Also, the user experience we offer to automobile consumers may be negatively affected by the non-automobile advertisements displayed on our websites and applications. If our user base decreases, our websites and mobile applications may be rendered less attractive to customers, including automakers and dealers, and our services may become less attractive, which may have a material and adverse impact on our business, financial condition and results of operations.

We may not be able to successfully monetize and expand our mobile internet services.

We plan to continue to expand our mobile internet services and explore monetization strategies for our mobile internet services. We have made significant efforts in recent years to optimize the mobile version of our websites and mobile applications to display our content and develop new mobile applications to capture a greater number of users that access our services through mobile devices. For example, according to QuestMobile, the combined number of average daily unique visitors for our mobile websites and primary application amounted to 29.1 million in December 2018, representing an approximate 10% year-over-year increase. We plan to devote more resources to enhance the functions and user interfaces of our mobile applications. However, if we are unable to attract and retain a substantial number of mobile device users, or if we do not keep up with our competitors in developing attractive services that are adapted for such mobile devices, we may fail to capture a significant share of an increasingly important portion of the mobile internet market for our services or lose existing users. Our limited experience in monetizing our mobile internet services makes it difficult to predict whether we will succeed in developing mobile applications that appeal to automakers and dealers. Our experience in developing browser-based applications may not be relevant to developing mobile applications.

We believe an increasing number of sales leads were generated from our mobile applications as evidenced by the significant increase of our advertising revenue via our mobile platform. However, we cannot guarantee you that monetization strategies for our mobile internet services will continue to be successful. As our users continue to allocate more time on our mobile services instead of our traditional PC services, mobile monetization has become increasingly important to our results of operations. Accordingly, if we are unable to successfully implement monetization strategies for our mobile internet users, our results of operations may be negatively affected.

A limited number of automaker advertisers have accounted for, and are expected to continue to account for, a large portion of our media services revenues. Failure to maintain or to increase revenues from these advertisers could harm our prospects.

A limited number of automaker advertisers have accounted for, and are expected to continue to account for, a large portion of our media services revenues. In 2016, 2017 and 2018, 95, 101 and 103 automakers operating in China used our media services, respectively. These automakers include independent Chinese automakers, joint ventures between Chinese and international automakers and international automakers that sell cars made outside of China. In 2018, our top five automaker advertisers contributed 22.2% of our media services revenues. We believe that our major future revenue growth will be focused on deepening our existing commercial relationships with automakers to increase our share of each automaker’s advertising budget. In addition, we have been prioritizing the direct cooperation with the automaker advertisers on ad placement since 2018. Compared to the indirect cooperation through advertising agencies, such direct cooperation model requires us to undertake more obligations and may impose extra costs and risks on us, such as the periodic issuance of advertising reports to the automaker advertisers and a longer payment collection period for advertising fees to be paid by automaker advertisers. We cannot assure you that our automaker advertisers will continue to be satisfied with our direct cooperation model and strategy as well as our media services, or our relationships with any of these automaker customers will continue in the future. Failure to issue and provide periodic advertising reports satisfactory to our automaker customers or failure to reach a mutually amicable agreement with our automaker customers on the collection of advertising fees may adversely impact our relationships with our automaker customers, which would have a negative impact on our reputation and results of operations. If we lose one or more of our important automaker customers, or if they materially reduce their purchase of our services, our results of operations would be materially and adversely affected.

Due to the limited number of automakers operating in China and our revenue concentration attributable to a small number of these companies, any of the following events, among others, may cause a material decline in our revenue and materially and adversely affect our results of operations and prospects:

•	contract reduction, delay or cancellation by one or more significant advertisers and our failure to identify and acquire additional or replacement advertisers;

•	dissatisfaction with our advertising services by one or more of our significant advertisers;

•	a substantial reduction by one or more of our significant advertisers in the price they are willing to pay for our services; and

•	financial difficulty of one or more of our significant advertisers who become unable to make timely payment for the advertisements placed on our websites and mobile applications.

If we are unable to grow our used automobile-related business, we may not be able to achieve our expected business growth and our results of operations may be adversely affected.

Our che168.com website has been focusing on used automobile information and content since October 2011. We also launched che168.com mobile application in 2012. Through these platforms, we offer used automobile listing services to used automobile dealers and individual car owners through a user interface that allows potential used car buyers to identify listings that meet their specific requirements and contact the seller. To further enhance user experience and optimize our used automobile-related business, in June 2018, we invested in TTP Car Inc., or TTP, a company operating an online bidding platform for used automobiles.

We may not be able to successfully grow our used automobile-related business. Although the used automobile market in China is growing due to the increased number of consumer-owned automobiles, there is still significant uncertainty regarding the extent to which our used automobile-related business may benefit from such growth. We may not be able to source sufficient used automobiles or attract a broad user base to our che168.com website and mobile application or be successful compared to our competitors. Even if we are able to do so, we may not be able to establish a business model that allows us to effectively monetize the user traffic. We may not be able to successfully facilitate used car transactions and our services might not be satisfactory to the used car buyers or sellers. Additionally, customers may not respond well to our new business initiatives as we expect. In such cases, we may suffer negative publicity and may not be able to achieve our expected business growth and our results of operations may be adversely affected.

Our results of operations will be materially and adversely affected if our services do not gain market acceptance or result in the loss of our current customer base.

One element of our growth strategy is to expand our services to customers. As a result, we have added additional services in the past few years. To serve our dealer customers, we had local sales and service representatives covering 192 cities across China as of December 31, 2018. We intend to increase our penetration in existing dealer advertising and subscription services markets. We have implemented business strategies to further monetize our large dealer network by enlarging the offering of products and services with new technologies on our dealer digital platform, increasing the average spending of our existing dealer subscribers and upselling our dealership packages for our leads generation services. In order to increase the average spending of our existing dealer subscribers, we keep close communications and negotiations with relevant parties such as dealers, dealers group and automakers. However, we may not succeed in making our customers sufficiently aware of existing and future services or in creating customer acceptance of these services at the prices we would want to charge, and we cannot guarantee that our pricing strategy and measures will always be agreed and accepted by any and all of our customers. We may not be able to achieve the market acceptance of our products and services as we expect and thus may fail to achieve an increase from our “share of wallet” approach. Our existing customers may even terminate their cooperation with us if they are not satisfied with our pricing strategy or measures, which may subject us to negative publicity and adversely impact our business. Also, we may not identify trends correctly, or may not be able to bring new services to market as quickly, effectively or price-competitively as our competitors. New services may alienate existing customers or cause us to lose business to our competitors. If the number of our dealer customers decreases, we will not be able to generate sufficient revenues to cover our increased costs and expenses. As a result, our business and results of operations may be materially and adversely affected.

Our business depends on strong brand recognition, and failure to maintain or enhance our brands could adversely affect our business and prospects.

Maintaining and enhancing our “Autohome” and “Che168” brands is critical to our business and prospects. We believe that brand recognition will become increasingly important as the number of internet users in China grows and competition in our industry intensifies. A number of factors could prevent us from successfully promoting our brands, including user dissatisfaction with the content offered on our websites or mobile applications, negative publicity involving our business, our management, our relationship with our partners and customers, the failure of our sales and marketing activities, employee relationship and welfare, regulatory compliance and financial conditions. If we fail to maintain and enhance our brands, or if we incur excessive expenses in this effort, our business, results of operations and financial condition will be materially and adversely affected.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred expenses on a variety of marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products and services. Our marketing and promotional activities may not be well received by customers and may not result in the level of sales of products and services that we anticipate. We incurred RMB1,536.9 million, RMB1,647.5 million and RMB2,435.2 million (US$354.2 million) in sales and marketing expenses in 2016, 2017 and 2018, respectively, representing 28.8%, 29.2% and 33.6%, respectively, of total net revenues in the corresponding years. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. We conducted various sales and marketing initiatives to promote our brands through websites, search engines, mobile platforms, navigation sites and traditional media channels, for example, the annual “Singles’ Day” event, the “AR Auto Show” event and TV ad broadcast on China Central Television. We also conducted various offline promotional activities and cooperated with brands and dealers for promotions in target regions. We may not be able to continue or conduct these activities efficiently, and our marketing activities may not yield satisfactory results. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could impact our net revenues and profitability.

We may not be able to sustain our historical growth.

Our historical growth rates may not be indicative of our future growth, and we may not be able to generate similar growth rates in the future. We have increased our net revenue since 2016 to RMB7,233.2 million (US$1,052.0 million) in 2018, representing a three-year CAGR of 16.3%. Also, our net income attributable to Autohome Inc. increased from RMB1,227.9 million in 2016 to RMB2,001.6 million in 2017 and RMB2,871.0 million (US$417.6 million) in 2018, representing a CAGR of 52.9%. Our revenue or profit growth may slow down, or our revenues or profits may decline for any occurrence of possible reasons, including increasing operating expenses, increasing competition, slow growth of our business development, emergence of alternative business models, and changes in government policies or general economic conditions. We cannot assure you that we will grow at the same rate as we had in the past. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

Inaccuracy in pricing and listing information provided by third parties on our platform may adversely affect our business and financial performance.

Our automobile listings and promotional information are provided and updated by third parties on our platform, including the automakers, dealers, independent automobile sellers, financial partners and used car sellers. Users interested in particular vehicle models can conveniently search for up-to-date information on such models without having to visit the local showrooms of relevant dealers or solicit related information from other sources. Although we have optimized our system to detect pricing inaccuracy and have leveraged our advanced technology and third-party data to improve the accuracy of price listings and promotional information on our platform, we cannot assure you that these measures are always effective to ensure the accuracy and reliability of pricing and listing information provided to our users. If such listings and promotional information provided by the third parties on our platform are frequently inaccurate or not reliable, our users may lose faith in our websites and mobile applications, resulting in reduced user traffic to our websites and mobile applications and diminished value to advertisers. We may receive more customer complaints, and we may need to allocate more resources in responding and handling such complaints. We cannot guarantee that such complaints will be resolved in satisfactory outcome. Our reputation could be harmed, which could adversely affect our business and financial performance.

If we are unable to maintain our relationships with advertising agencies or if we are unable to collect accounts receivable from advertising agencies in a timely manner, our results of operations and prospects may be materially and adversely affected.

Although we consider automakers and automobile dealers to be our end-customers for our media services and have been prioritizing the direct cooperation with the automaker advertisers on ad placement since 2018, we are currently selling a substantial portion of our advertising services and solutions to third-party advertising agencies that represent the automakers and automobile dealers, who could maintain our business relationships with automakers and automobile dealers. We do not have long-term cooperation agreements or exclusive arrangements with these agencies and they may elect to direct business to other advertising service providers, including our competitors. If we fail to retain and enhance our business relationships with third-party advertising agencies, in particular the few ones we frequently transact with, we may suffer from a loss of advertisers and our business, financial condition, results of operations and prospects may be materially and adversely affected. In our agreements with certain major advertising agencies, we undertake to provide them with most favored pricing terms. Such most favored pricing terms may hinder our ability to acquire new customers using special pricing terms.

In addition, we have been relying on third-party advertising agencies for the collection of payment from advertisers and we have been relying on a few advertising agencies to collect a significant portion of our total account receivables. As a result, the financial soundness of advertising agencies may affect our collection of accounts receivable. We make a credit assessment of a potential advertising agency to evaluate the collectability of the advertising service fees before entering into an advertising contract. However, we cannot assure you that we will be able to accurately assess the creditworthiness of each advertising agency, and any failure of advertising agencies to pay us in a timely manner may adversely affect our liquidity and cash flows. Initiating legal proceedings against such advertising agencies can be expensive and time-consuming, and could divert our management’s attention and other resources from our business operations, which could adversely affect our results of operations. Even if we receive a favorable judgment in such legal proceedings, it may still be challenging and uncertain for us to collect the outstanding payments promptly and in full from the advertising agencies if they are experiencing financial difficulties.

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

Failure to ensure and protect the confidentiality of personal data could subject us to penalties, negatively impact our reputation and brand and deter customers and users from using our platform.

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

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms have recently come under increased public scrutiny. As China’s internet industry continues to evolve, we believe that it is likely that the PRC government will strengthen the supervision and regulation on data privacy on the internet. We may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers. We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, subject us to negative publicity and significant penalties, including administrative warnings, confiscation of illegal gains, a fine between one to ten times of the illegal gains, suspension of relevant businesses, close-down of website or revocation of relevant business permits or business licenses where the circumstances are serious, require us to change our business practices, increase our operating costs and ultimately cause an adverse effect on our business.

Pursuant to the General Rules of the Civil Law of the PRC, which was promulgated in March 2017 and came into effect in October 2017, the Cyber Security Law of the PRC, which was promulgated in November 2016 and became effective in June 2017, and the E-commerce Law of the PRC, which was promulgated in August 2018 and became effective in January 2019, network operators should, in the course of collecting and using personal information, follow the principles of legitimacy, properness and necessity, disclose their rules with respect to data collection and usage, and clearly indicate the purposes, means and scope of collecting and using information. Network operators are not allowed to collect personal information which is irrelevant to the services they provide or to collect or use personal information in violation of laws, regulations and mutual agreements. In addition, network operators should not divulge, tamper with or damage the personal information they have collected, and should not provide the collected personal information to others without the consent of the data subject. Also, network operators should adopt technical measures and other necessary measures to ensure the security of the personal information they have collected and prevent such information from being divulged, damaged or lost. If personal information has been or may be divulged, damaged or lost, it is necessary to take remedial measures immediately, inform users promptly and report the same to the relevant competent governmental authorities. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet Privacy.”

Our practices may become inconsistent with new laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. For example, the European Union General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website and input protected information, we may become subject to provisions of the GDPR. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

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

Our performance and future success also depend on our ability to identify, hire, develop, motivate and retain skilled personnel for all areas of our organization. Competition in the automotive and internet advertising industries and the online automobile transaction industry for qualified employees is intense, and if competition in these industries further intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel. If the personnel holding key positions at our company are not as qualified as we expect or if we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel, we may be unable to grow effectively or at all.

In addition, employee misconduct could expose us to significant legal liability and reputational harm. If any of our employees and management members engages in improper, illegal or suspicious activities or other misconduct in violation of our ethical policies, regulatory rules or regulations concerning anti-corruption, bribery and other ethical issues, we could suffer serious harm to our reputation, financial condition, relationships with our business partners, automakers and dealers and our ability to attract new users and customers. We could even be subject to regulatory sanctions and significant legal liability.

We may be subject to claims, suits, government investigations, and other proceedings that may result in adverse outcomes.

We may be subject to claims, suits, and government investigations involving competition, intellectual property, privacy, consumer protection, tax, labor and employment, commercial disputes, advertisements and content placed on our websites and mobile applications, and other matters. Our business may also face intellectual property infringement claims, as further discussed elsewhere in this annual report, that expose us to the risk of reputation damage. Such claims, suits, and government investigations are inherently uncertain and their results cannot be predicted with certainty. Regardless of the outcome, any of these types of legal proceedings can have an adverse impact on us due to the legal costs, diversion of management resources, negative publicity and other factors involved therein. It is possible that one or more of such proceedings could result in substantial fines and penalties that could adversely affect our business.

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

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violation of other parties’ rights. We have not experienced any material claims on these issues against us in the past, but as we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims. Also, third parties may submit intellectual property infringement claims against us to the app stores where our mobile applications are available. In such cases, our mobile applications may be taken down by the relevant app stores until such claims have been resolved, which could significantly restrict our users from downloading or updating our mobile applications and thus adversely affect our business and results of operations. In addition, we may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We could also be subject to claims based upon the content that is displayed on our websites, our mobile platforms or accessible from our websites through links to other websites or information on our websites and mobile applications supplied by third parties. Intellectual property claims and litigation are expensive and time-consuming to investigate and defend and may divert resources and management attention from the operation of our websites and mobile applications. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our websites and mobile applications to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and results of operations.

We may be subject to liability for advertisements and other content placed on our websites and mobile applications.

The PRC government has adopted regulations governing advertising content as well as internet access and the distribution of information over the internet. Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our websites and mobile applications to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Advertisements.” Under the Administrative Measures for Internet Information Services, which were promulgated in September 2000 and revised in January 2011, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, compromises national security, harms the dignity or interests of the state, incites ethnic hatred or racial discrimination, undermines the PRC’s religious policy, disturbs social order, disseminates obscenity or pornography, encourages gambling, violence, murder or fear, incites the commission of a crime, infringes upon the lawful rights and interests of a third party, or is otherwise prohibited by law or administrative regulations. Internet service providers are required to conduct verification of identity information of users. If information disseminated by internet users on their internet accounts or internet chat groups contains information prohibited by laws and regulations, the service providers are obliged to take measures including issuing warnings to the relevant users, suspending their publication of the inappropriate information or closing their accounts or chat groups. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet Content Services.” Under the regulations on online live-streaming services, online live-streaming service providers shall establish platforms for reviewing live-streaming content. Online live-streaming service providers and online live-streaming publishers that provide internet news information services without permits, or exceeding the scope of their permits, are subject to punishment. See “Item 4. Information on the Company—B. Business Overview—Regulations on Online Performances and Online Live-streaming Services.”

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

As part of our business strategy, we regularly evaluate potential acquisitions, investments and alliances, including joint ventures, minority equity investments and strategic investments. These transactions involve numerous risks, including:

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

Our third-party vendors may raise prices and, as a result, increase our operating expenses.

We rely on third parties for certain essential services such as internet services and we may not have any control over the costs of the services they provide. The third-party service providers may raise prices, which might not be commercially reasonable to us. If we are forced to seek other providers, there is no assurance that we will be able to find alternative providers that are willing or able to provide comparable high-quality services and that will not charge us higher prices for their services. If the prices that we are required to pay to third-party service providers rise significantly, our results of operations could be adversely affected.

We are a “controlled company” within the meaning of the NYSE corporate governance requirements, which may result in public investors not having as much protection as they would if we were not a controlled company.

As of March 31, 2019, Yun Chen Capital Cayman, or Yun Chen, a wholly owned subsidiary of Ping An Insurance (Group) Company of China, Ltd., or Ping An Group, owned 52.2% of the total voting rights in our company, and we are a “controlled company” under Section 303A of the New York Stock Exchange Listed Company Manual. As a controlled company, we rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirements that:

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

We have and expect to continue to have related party transactions with Ping An Group. In 2016, 2017 and 2018, Ping An Group provided us with services in the amount of RMB21.6 million, RMB55.2 million and RMB88.7 million (US$12.9 million), respectively. In 2017 and 2018, we provided services to Ping An Group in the amount of RMB21.2 million and RMB473.5 million (US$68.9 million), respectively. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principle. In addition, although we did not and do not expect to rely upon revenues from Ping An Group, if Ping An Group decides to reduce or even terminate its transactions with us, our business, financial conditions and results of operations may be adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.

The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2018. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2018. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that provide internet content services in China. Specifically, foreign ownership of internet service providers or other value-added telecommunication service providers may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the Ministry of Culture, the State Administration of Radio, Film and Television, or the SARFT, the General Administration of Press and Publication, or the GAPP, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, in July 2005, foreign investors are prohibited from investing in or operating “internet cultural activities.” We are a Cayman Islands company and foreign legal person under PRC laws. Accordingly, neither we nor our wholly foreign-invested PRC subsidiaries are currently eligible to apply for the required licenses for providing internet content services in China.

As such, we conduct our business activities related to internet content services by entering into a series of contractual arrangements with two of our VIEs in China, namely Beijing Autohome Information Technology Co., Ltd., or Autohome Information, Beijing Shengtuo Hongyuan Information Technology Co., Ltd., or Shengtuo Hongyuan, and their respective shareholders. In particular, Autohome Information currently holds an ICP license, a Surveying and Mapping Qualification Certificate for Internet Mapping, an Operating License for the Production and Dissemination of Radio and Television Programs, an internet Audio/Video Program Transmission License, and an Internet Culture Business Permit. In addition, Autohome Information is the sole shareholder of Shanghai Tianhe, an insurance brokerage company, which has completed the registration process required for engaging in online insurance business in the PRC. Shengtuo Hongyuan currently holds an ICP license, a Surveying and Mapping Qualification Certificate for Internet Mapping, an Operating License for the Production and Dissemination of Radio and Television Programs and is operating the che168.com website and automobile application-related business.

These two VIEs are currently owned by individual shareholders who are PRC citizens and hold the requisite licenses or permits to operate internet business in China. We do not have any equity interests in these two VIEs but substantially control their operations and receive the economic benefits through contractual arrangements. We have been and are expected to continue to be dependent upon these two VIEs and their respective subsidiaries for the above mentioned business operations. For more information regarding these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Our Variable Interest Entities.”

In consideration of the previous restrictions imposed on the shareholders of foreign-invested companies engaging in advertising business, we once conducted advertising business by entering into a series of contractual arrangements with the other two VIEs in China, namely Guangzhou You Che You Jia Advertising Co., Ltd., or Guangzhou Advertising, and Shanghai You Che You Jia Advertising Co., Ltd., or Shanghai Advertising, and two subsidiaries of Autohome Information, Beijing Shengtuo Autohome Advertising Co., Ltd., or Autohome Advertising, and Beijing Shengtuo Chengshi Advertising Co., Ltd., or Chengshi Advertising. Since the relevant regulatory environment developed, such restrictions were lifted in 2015. Therefore, in 2015, we completed the migration of our advertising business from Guangzhou Advertising, Shanghai Advertising and other PRC entities to the PRC subsidiaries of Autohome Media Limited, or Autohome Media, a Hong Kong advertising and marketing company previously named as Prbrownies Marketing Limited. We have completed the dissolution and deregistration of Guangzhou Advertising in December 2018. Shanghai Advertising currently is not conducting any business and is in the process of liquidation and dissolution, which is expected to be completed by the end of 2019.

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

If we or any of our current or future VIEs or subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Industry and Information Technology, or the MIIT, the Cyberspace Administration of China, which regulates internet information services companies, the China Banking and Insurance Regulatory Commission, or CBIRC, whose predecessor is China Insurance Regulatory Commission, and the China Securities Regulatory Commission, or the CSRC, would have broad discretion in dealing with such violations, including levying fines, confiscating our income or the income of Autohome WFOE, Beijing Chezhiying Technology Co., Ltd., or Chezhiying WFOE and the VIEs, revoking the business licenses or operating licenses of Autohome WFOE, Chezhiying WFOE and the VIEs, shutting down our servers or blocking our websites and mobile applications, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, or taking other enforcement actions that could be harmful to our business.

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

We have relied and expect to continue to rely on (i) contractual arrangements with Autohome Information and its shareholders and (ii) contractual arrangements with Shengtuo Hongyuan and its shareholders to operate our business. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Our Variable Interest Entities.” These contractual arrangements may not be as effective in providing us with control over our VIEs as direct ownership. If we had direct ownership of these entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by these entities and their shareholders of their contractual obligations to exercise control over our VIEs. Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over their operations as direct ownership would be.

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

The contractual arrangements among our subsidiaries and our VIEs may be subject to scrutiny by the PRC tax authorities and a finding that we or our VIEs owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Autohome WFOE, Chezhiying WFOE, our VIEs and the shareholders of our VIEs do not represent arm’s length prices and consequently adjust Autohome WFOE and Chezhiying WFOE’s or our VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our VIEs, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on Autohome WFOE, Chezhiying WFOE or our VIEs for any unpaid taxes. Our consolidated net income may be materially and adversely affected if Autohome WFOE and Chezhiying WFOE or our VIEs’ tax liabilities increase or if they are subject to late payment fees or other penalties.

The interests of the individual nominee shareholders of our VIEs may be different from our interests, which may materially and adversely affect our business.

The individual nominee shareholders of Shanghai Advertising, Autohome Information and Shengtuo Hongyuan are Min Lu, the chairman of our board of directors and our chief executive officer, and Haiyun Lei, an employee of the affiliate of Yun Chen who has been working with Ping An Group and its affiliates for more than 20 years. They each hold 50% of the equity interests in Shanghai Advertising, Autohome Information and Shengtuo Hongyuan. Each of these two individuals is a PRC citizen. The interests of the individual nominee shareholders of our VIEs may be different to our interest. For example, the individual nominee shareholders of our consolidated affiliated entities do not have a significant equity stake in our company. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when a conflict of interest arises, any or all of these shareholders will act in the best interests of our company or such conflict will be resolved in our favor.

Currently, we do not have any arrangements to address any potential difference of interests between these individual nominee shareholders and our company. We rely on these individuals to comply with the laws of China, which protect contracts, provide that directors and executive officers owe a duty of loyalty and a duty of diligence to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gain. We also rely on Mr. Min Lu, the chairman of our board of directors and our chief executive officer, to abide by the laws of the Cayman Islands, which provide that directors owe a duty of care to our company. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any difference of interests or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may rely to a significant extent on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and conduct all of our business through our operating subsidiaries. We may rely to a significant extent on dividends and other distributions on equity to be paid by our wholly owned PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and VIEs. We may make loans to our PRC subsidiaries and VIEs, or we may make additional capital contributions to our PRC subsidiaries. Any loans by us to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance its activities cannot exceed statutory limits and must be registered with the competent local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be filed with the MOFCOM or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our VIEs, which are PRC domestic companies. Further, we are not likely to finance the activities of our VIEs by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet content services.

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

As our previous VIE, Guangzhou Advertising, and current VIE, Shanghai Advertising, have no longer operated any business since 2017, we have completed the dissolution and deregistration of Guangzhou Advertising and are currently undertaking the relevant PRC governmental procedures to liquidate, dissolve and de-register Shanghai Advertising. As of the date of this annual report, we conduct our business mostly through our PRC subsidiaries and the other two operating VIEs, namely, Autohome Information and Shengtuo Hongyuan, which hold operating permits and licenses and some of the key assets that are important to the operation of our business. We expect to continue to be dependent on these operating VIEs to operate our business related to internet content services in China. If the above-mentioned operating VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which would materially and adversely affect our business, financial condition and results of operations. If such VIEs undergo a voluntary or involuntary liquidation proceeding, their equity holders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which would materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that may increase both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governmental and self-regulatory organizations at various levels of the governing bodies, including, for example, the SEC and financial market exchange entities, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and various regulary authorities in China, the Cayman Islands and the British Virgin Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

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

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

In December 2018, the National People’s Congress of the PRC published a draft of the proposed Foreign Investment Law for soliciting public comments. In March 2019, the Foreign Investment Law was enacted by the National People’s Congress and it will become effective in January 2020. Upon its enactment, it will replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Our Variable Interest Entities” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” Although the Foreign Investment Law does not explicitly classify “contractual arrangements” as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still reserves certain leeway for future legislation by the Stale Council to provide “contractual arrangements” as a form of foreign investment, in which case it will be uncertain as to whether our contractual arrangements with our VIEs will be deemed to be in violation of the market access requirements for foreign investments under the PRC laws and regulations, such as the foreign investment restrictions set forth in the Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, issued by the NDRC and the MOFCOM in March 2015 and revised in June 2017 and the Special Administrative Measures for Foreign Investment Access, or the Negative List, issued by the MOFCOM in July 2018. According to the Catalogue and the Negative List, the provision of internet content services, which we conduct through our VIEs, is subject to foreign investment restrictions. Therefore, such foreign investment restrictions will be inevitably imposed on our VIEs if our contractual arrangements with our VIEs are further defined or regarded as a form of foreign investment by any future provisions stipulated in laws or administrative regulations or other methods prescribed by the State Council. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we could complete such actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected. Given the foregoing, uncertainties still exist in relation to the interpretation and implementation of the Foreign Investment Law, which may result in adverse impact on our current corporate structure.

If our contractual arrangements with our VIEs are defined or regarded as a form of foreign investment in the future, our corporate governance practice may be impacted and our compliance costs may increase. For instance, the Foreign Investment Law requires foreign investors or foreign-funded enterprises to submit the investment information to competent governmental authorities for review. Although the contents and scope of such information shall be determined under the principle of necessity and the information that can be obtained through interdepartmental information sharing will not be required to be resubmitted, foreign investors or foreign-funded enterprises which fail to report their investment information as requested will be required to take corrective measures or be subject to fines. Moreover, the Foreign Investment Law provides that a security examination mechanism will be established to examine any foreign investment activity that affects or may affect national security. The decision made upon the security examination may impact the operations of the foreign-funded enterprises.

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

•

New government policies and internal rules relating to the regulations on internet activities may negatively affect our user traffic growth. For example, the E-commerce Law, which took effect on January 1, 2019, provides that the character “advertisement” should be noticeably marked on the commodities or services ranked under competitive bidding. Complying with such requirements may negatively affect the growth rate of user traffic on our websites and mobile applications. The promulgation of laws and regulations relating to the internet activities may further impair our user traffic growth.

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

There are substantial uncertainties with respect to the interpretation and implementation of the E-commerce Law and how it may impact our business operations.

On August 31, 2018, the Standing Committee of the National People’s Congress of China issued the E-commerce Law, which came into effect on January 1, 2019. Pursuant to the E-commerce Law, operators of e-commerce platforms shall verify and register the basic information of e-commerce operators on their platforms, including the identity, address, contact and administrative license, and establish archives with regular updates for such information. It further provides that operators of e-commerce platforms shall submit information on the identification of e-commerce operators to department for market regulation, and submit e-commerce operators’ identification information and other information relating to tax payment to tax authority. Additionally, operators of e-commerce platforms shall record and save information released on their platform about commodities and services, and report to competent authorities, if such information show that e-commerce operators have failed to obtain the administrative license when they are subject to the relevant administrative approval, or commodities sold or services offered by e-commerce operators are found to be in violation of certain requirements to safeguard personal safety, property security and the requirements on environmental protection, or to be prohibited by laws and administrative regulations. The E-commerce Law establishes obligations to protect consumers for operators of e-commerce platforms, such as obligations to protect consumers’ personal information and record information of deals concluded on their platforms, obligations to refund guarantee deposits to consumers in a timely manner and obligations to noticeably label commodities or services ranked under competitive bidding with the word “Advertisement”. E-commerce operators shall not conduct false or misleading commercial publicity by fabricating transactions, making up user reviews or any other means, to cheat or mislead consumers. E-commerce platform operators shall not delete consumers’ ratings of commodities sold or services provided on the platform.

We have carried out compliance work in accordance with these regulatory requirements. However, in consideration that the current year is the first year since the E-commerce Law became effective, there are substantial uncertainties with respect to the interpretation and implementation of the E-commerce Law and how it may impact our business operations. We cannot guarantee that the compliance measures we have taken are fully consistent with the interpretation of regulators, and there is a risk that the company will be punished by those regulators because of any non-compliance activities.

The implementation of the Cyber Security Law may result in our substantial costs and diversion of resources and management attention.

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

There were no new detailed rules issued or becoming effective in 2018. The uncertainties regarding the implementation of the Cyber Security Law may increase the costs for us to comply with it, which may also divert our resources and management attention.

Fluctuations in exchange rates may have a material adverse effect on your investment.

Substantially all of our revenues and costs are denominated in RMB. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. Since February 2018, the RMB has depreciated significantly, over 8% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Among other things, certain regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, these regulations require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008 and amended on September 18, 2018, are triggered. According to the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the MOFCOM in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the MOFCOM. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the MOFCOM or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. We may elect to grow our business in the future in part by directly acquiring, or investing in, complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China, or PBOC, promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which sets forth the respective requirements for foreign exchange transactions by individuals (both PRC and non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued relevant implementing rules which were further revised by SAFE Circular 13 in 2016, that specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock incentive plans or share option plans of an overseas publicly listed company. In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. The Stock Option Notice supersedes the requirements and procedures for the registration of PRC resident individuals’ participation in stock incentive plans set forth by certain rules promulgated by SAFE in March 2007. Under these measures, PRC resident individuals who participate in an employee stock incentive plan or a share option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. A PRC domestic qualified agent appointed through the PRC subsidiaries of such overseas listed company must file applications on behalf of such PRC resident individuals with SAFE or its local counterpart to obtain approval for an annual allowance with respect to the foreign exchange in connection with stock holding or share option exercises. With the approval from SAFE or its local counterpart, the PRC domestic qualified agent must open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, payment received upon sales of shares, dividends issued on the stock and any other income or expenditures approved by SAFE or its local counterpart. We and our PRC resident employees who participate in our share incentive plans are subject to these regulations as we are an overseas listed company. We have made registration with the local counterparts of SAFE for our PRC resident employees who participate in our share incentive plans as required under the Stock Option notice and relevant rules. If we or our PRC plan participants fail to comply with these regulations, we or our PRC plan participants may be subject to fines and other legal or administrative sanctions. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Employee Stock Options Plans.”

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation, or the SAT, issued SAT Notice 7, which was amended in December 2017, to supersede the existing tax rules in relation to the indirect transfer of assets by non-PRC resident enterprises. SAT Notice 7 introduces a more sophisticated anti-avoidance guidance. SAT Notice 7 extends its tax jurisdiction to capture not only indirect transfer but also transactions involving transfer of movable and immovable property in China of a foreign company through the offshore transfer of a foreign intermediate holding company. According to SAT Notice 7, if a non-resident enterprise indirectly transfers PRC taxable properties through an arrangement without reasonable commercial purpose but to avoid PRC Corporate Income Tax, the indirect transfer shall be re-characterized and treated as a direct transfer of PRC taxable properties. SAT Notice 7 also interprets the term “transfer of the equity interests in a foreign intermediate holding company” broadly. In addition, SAT Notice 7 provides clearer criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to the public trading of shares in a listed company holding taxable PRC assets and indirect transfers resulting from a corporate restructuring.

Further, SAT Notice 7 adopts a voluntary reporting regime. Both the foreign transferor and the transferee, and the PRC tax resident enterprise whose equity interests being transferred may voluntarily report the transfer by submitting the documents required in SAT Notice 7. In addition to the voluntary reporting, SAT Notice 7 empowers the Chinese tax authorities to require various documents from the parties involved. Although SAT Notice 7 provides clarities in many important areas such as reasonable commercial purpose and reporting requirements, it brings challenges to both the foreign transferor and transferee of the indirect transfer as they are required to make a self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-Resident Enterprises at Source, or SAT Circular 37, which became effective on December 1, 2017. The SAT Circular 37 applies the principle of withholding of income tax of non-resident enterprises at source. The SAT Circular 37 stipulates that the taxable income from equity transfers refers to the balance of deducting the net value of equity transferred from the total income from the applicable equity transfer. Pursuant to SAT Circular 37, the payer, namely the principal, the designator, or the warrantee or the guaranteed party, should assume the obligation of withholding income tax in the circumstances where the payer entrusts an agent or designates a third party to make payments on its behalf, or the payments should be made by a third-party warrantor or guarantor as provided in the applicable guarantee contracts or applicable laws.

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

The amended Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Autohome WFOE was recognized jointly by the Beijing Municipal Science and Technology Commission and other authorities as a “high and new technology enterprise,” or HNTE, in September 2010 and was eligible for the preferential 15% enterprise income tax rate through 2019 upon its filing with the relevant tax authority. Beijing Autohome Technologies Co., Ltd., or Beijing Autohome Technologies, was recognized as an HNTE in July 2015 and its HNTE status was renewed in October 2018. Therefore, Beijing Autohome Technologies was eligible for the preferential 15% enterprise income tax rate through 2020 upon its filing with the relevant tax authority. Beijing Prbrownies Software Co., Ltd., or Beijing Prbrownies, was recognized as an HNTE in February 2016 and its HNTE status was renewed in October 2018, qualifying it for the preferential 15% enterprise income tax rate from 2015 through 2020 upon its filing with the relevant tax authority. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China. Autohome WFOE, Beijing Autohome Technologies and Beijing Prbrownies further enjoy a more preferential tax treatment as they were accredited as key software enterprises under the relevant PRC laws and regulations. Beijing Prbrownies was exempt from income tax for the tax years of 2015 and 2016 and was qualified for the preferential enterprise tax rate of 10% for the tax year of 2017 and could continue to enjoy a tax rate of 10% for the tax years thereafter, provided that it continues to complete the relevant governmental filing and maintain its status as a key software enterprise during each relevant tax year. Similarly, each of Autohome WFOE and Beijing Autohome Technologies is qualified for the preferential enterprise tax rate of 10% for the tax year of 2017 and each of the years thereafter provided that it continues to complete the relevant governmental filing and maintain its status as a key software enterprise during each relevant tax year. Chengdu Prbrownies Software Co., Ltd., or Chengdu Prbrownies, was accredited as a software enterprise under the relevant PRC laws and regulations and could be exempt from income tax for the tax years of 2017 and 2018, followed by a 50% reduction in the statutory income tax rate of 25% for the years of 2019, 2020 and 2021 provided that it continues to maintain its status as a software enterprise during each relevant tax year. However, if any of Autohome WFOE, Beijing Autohome Technologies or Beijing Prbrownies fails to pass the review by and filing with the relevant tax authorities to be qualified as a key software enterprise, such company will no longer enjoy the preferential tax rate described above, and the applicable enterprise income tax rate may increase to up to 15% if it still maintains the HNTE qualification, or up to 25% if it loses the HNTE qualification. If Chengdu Prbrownies fails to maintain its software enterprise qualification, it will also lose the preferential tax treatment described above.

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

Pursuant to the amended Enterprise Income Tax Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we conduct our business through our wholly-owned subsidiaries and VIEs in the PRC, of which Autohome WFOE and Chezhiying WFOE are the primary beneficiaries of our VIEs. Autohome WFOE is 100% owned by Cheerbright International Limited, or Cheerbright, our wholly owned subsidiary located in the British Virgin Islands. The British Virgin Islands currently does not have any tax treaty with China with respect to withholding tax. As long as Cheerbright is considered a non-PRC resident enterprise, dividends that it receives from Autohome WFOE may be subject to withholding tax at a rate of 10%. As to our subsidiaries located in Hong Kong, such as Autohome Media, the shareholder of our PRC subsidiaries currently engaging in advertising business, and Autohome Link Hong Kong Limited, the shareholder of Chezhiying WFOE, under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, effective on January 1, 2007, as long as each of our Hong Kong subsidiaries is considered a non-PRC resident enterprise and directly holds at least 25% of the equity interests of its respective PRC subsidiaries, dividends that it receives from its PRC subsidiaries may be subject to withholding tax at a preferential rate of 5%, if it is the beneficial owner of the dividends, upon receiving the approval from the local tax authority. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and upon their confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-filing examinations by the relevant tax authorities.

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

In addition, we have been subject to stricter regulatory requirements in terms of entering labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract law, which became effective in January 2008, as amended in December 2012 and effective as of July 1, 2013, and its implementation rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employment contracts or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees. On February 18, 2019, the Ministry of Human Resources and Social Security and eight other departments issued the Circular on Further Regulating Recruitment Activities to Promote Equal Employment for Women, or Circular on Promoting Equal Employment for Women, which came into force simultaneously. The Circular stipulates that if employers or human resources agencies are found to have posted hiring advertisements containing discriminatory content, they may be ordered to correct such discriminatory advertisements. Failure to correct the discriminatory advertisements as ordered will be punishable by a maximum fine of RMB50,000. Inquiring about a female applicant’s marital and childbearing status, conducting pregnancy test in the entry medical examination and other behaviors involving gender discrimination are also prohibited by the Circular on Promoting Equal Employment for Women.

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

Our independent registered public accounting firm, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our independent registered public accounting firm is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without receiving the required approval from the PRC authorities, our independent registered public accounting firm, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB. On December 7, 2018, the Securities and Exchange Commission, or the SEC, and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

According to the terms of the settlement, the underlying penalties and administrative proceedings against the PRC-based accounting firms was deemed dismissed with prejudice on February 6, 2019, four years after the settlement was reached. It is uncertain whether the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties, such as suspensions. If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to our delisting from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to our ADSs

The market price for our ADSs has fluctuated and may be volatile, which could expose us to securities class action litigation.

The daily closing trading prices for our ADSs ranged from US$63.78 to US$118.91 in 2018. The trading price for our ADSs may continue to fluctuate in response to factors including, without limitation, the following:

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements of studies and reports relating to the quality of our services or those of our competitors;

•	changes in the economic performance or market valuations of other companies that provide online automotive advertising services;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions to our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the entire automotive ecosystem;

•	conditions in the online retail industry;

•	announcements by us or our competitors of new solutions, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding Class A ordinary shares or ADSs;

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs;

•	obtaining or revocation of any operating license or permit in relation to our business;

•	pending or potential litigation or administrative investigation;

•	publicity involving our business and the effectiveness of our sales and marketing activities; and

•	alleged untrue statement of a material fact or alleged omission to state a material fact in our public announcements or press releases or misinterpretation thereto.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. The market price of our ADSs may also be adversely affected by alleged untrue statement or alleged omission to state a material fact in our public announcements or press releases, which may even lead to securities class action suits against us. In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs sold in our equity offerings will be freely transferable without restriction or additional registration under the Securities Act. In addition, Ping An Group, the holder of our ordinary shares, has the right to cause us to register under the Securities Act the sale of its shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act. Sales of these registered shares, in the form of ADSs, in the public market could cause the price of our ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have a material and adverse effect on the price of our ADSs.

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

Under United States federal income tax law, we will be classified as a passive foreign investment company (“PFIC”) for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on the average quarterly value of our assets during the taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for United States federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. Assuming we are the owner of our VIEs for U.S. federal income tax purposes and based on our current income and assets, including goodwill and unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in future taxable years.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in us becoming a PFIC for the current or subsequent taxable years.

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

We incorporated Autohome Inc. under the laws of the Cayman Islands under its former name, Sequel Limited, in June 2008 and adopted its current name in October 2011. Shortly after our inception, in June 2008, we acquired all of the equity interests of the following entities:

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

To sharpen our business focus on the automotive industry, we completed a corporate reorganization in 2011 by spinning off our then subsidiaries that were not involved in our core business. In March 2011, we transferred the che168.com business from Norstar to Cheerbright. In June 2011, in connection with our strategy to focus on serving the automotive industry in China, we contributed our entire equity interests in Norstar and China Topside, which serve the information technology industry, to Sequel Media, our subsidiary in the Cayman Islands, and then immediately distributed the shares of Sequel Media to our then shareholders. Since the spin-off, we have been focusing on serving the automotive industry in China through our autohome.com.cn and che168.com websites.

In October 2013, we acquired Autohome Media through one of our wholly-owned subsidiaries in Hong Kong. Autohome Media had engaged in the advertising business outside the PRC for more than three years at the time, and was therefore qualified to directly invest in a PRC company providing advertising services in accordance with the PRC law. Autohome Media has established several subsidiaries in Beijing, Shanghai and certain other cities. We completed the migration of our advertising business from Guangzhou Advertising, Shanghai Advertising, Autohome Advertising and Chengshi Advertising to the subsidiaries of Autohome Media in 2015.

In December 2013, we completed our initial public offering of 8,993,000 ADSs, representing 8,993,000 Class A ordinary shares, and listed our ADSs on the NYSE under the symbol “ATHM.” In November 2014, we completed a public offering, or the 2014 Offering, in which we offered and sold 2,424,801 ADSs, representing 2,424,801 Class A ordinary shares, and our then shareholders sold 7,220,858 ADSs, representing 7,220,858 Class A ordinary shares.

In June 2015, we established a strategic joint venture with HappiGo Home Shopping Co, a leading TV shopping business in China, to build a full-service auto sales platform. We invested RMB49 million into the joint venture, accounting for 49% of the shareholding.

In September 2015, we established a joint venture, the Financing JV, with three companies unaffiliated with us. We invested a full payment of RMB75 million into the Financing JV for 25% equity interests of the Financing JV. The Financing JV provides auto financing to car buyers and facilitates the transaction process. We entered into a definitive agreement in September 2017 to transfer all equity interests we held in the Financing JV to a company unaffiliated to us, and completed the transfer in September 2018.

In December 2015, we established a wholly owned subsidiary, Beijing Chezhiying Software Co., Ltd., in Beijing, China, to conduct used automobile-related business.

In April 2016, we established a joint venture, Beijing Haochezhijia E-commerce Co., Ltd., or Beijing Haochezhijia, with Beijing Haoduohaoche Information Technology Co., Ltd., a company unaffiliated with us. Beijing Haochezhijia previously engaged in direct vehicle sales business and ceased to engage in such business in 2017. We own 75% equity interests in Beijing Haochezhijia E-Commerce Co., Ltd.

On June 22, 2016, Telstra Holdings, or Telstra, our then largest shareholder and a wholly owned subsidiary of Telstra Corporation Limited, completed the sale of approximately 47.4% of our then total issued and outstanding shares to Yun Chen for a consideration of US$1.6 billion. On February 22, 2017, Yun Chen further acquired from Telstra the remaining 6.5% equity interests held by Telstra in us. As of March 31, 2019, Yun Chen owned 52.2% of our total issued and outstanding shares. Since June 22, 2016, our largest shareholder has been Yun Chen, a wholly owned subsidiary of Ping An Group, a financial services group with three core businesses consisting of insurance, banking and investment and whose ordinary shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange.

In July 2017, we acquired 10% interest in Visionstar Information Technology (Shanghai) Co., Ltd., which primarily engages in the development and application of AR technologies and related operations in the PRC, with a total cash consideration of RMB30 million.

In September 2017, we acquired 100% equity interests of Shanghai Tianhe, a company licensed by the China Banking and Insurance Regulatory Commission to engage in insurance brokerage business in the PRC, through Autohome Information, with a total cash consideration of RMB21.1 million.

In June 2018, we entered into a definitive agreement with TTP Car Inc., or TTP, a company operating an online bidding platform for used automobiles, pursuant to which we agreed to make an investment in TTP in the form of an 8% three-year convertible bond for a consideration of US$100 million in cash. The transaction was successfully consummated in June 2018, in which we made a payment of US$100 million in cash to TTP. We have the right to purchase an additional 8.0% convertible bond in an aggregate principal amount of US$65 million to be issued by TTP upon our request from time to time within three years after the closing. We have not made any further investment in TTP as of the date of this annual report.

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

Overview

We are a leading online destination for automobile consumers in China. Through our two websites, autohome.com.cn and che168.com, accessible through PCs and mobile devices and our mobile applications, we deliver comprehensive, independent and interactive content to automobile buyers and owners. We have developed a strong and well-recognized brand. Our “汽车之家” (“Autohome”) brand has been the most searched automotive-related keyword during substantially the entire period since July 2011 on Baidu.com, the leading Chinese language internet search engine. We continue to implement four key market segments, namely auto-content, auto-transaction, auto-finance and auto-lifestyle, into our consumer-centric automotive ecosystem, and transform ourselves from a content-led vertical media business to an automotive eco-platform based on advanced data and technology.

Since our inception, the media business has been our core competency. Our ability to reach a large and engaged user base of automobile consumers has made us a preferred platform for automakers and automobile brands’ regional offices to conduct their advertising and marketing campaigns. We provide automakers with a broad range of advertising solutions and tools on our websites and mobile applications, including display ads, native advertising, video ads, search engine marketing and comprehensive marketing solutions to enhance their brand recognition, new model releases and sales promotions. We offer flexible and diversified advertising solutions and tools based on the needs and characteristics of automakers by publishing and displaying the advertising solutions and tools in multiple forms and formats, such as banner image, links, articles and videos and through various online promotional activities. We have a high penetration rate in the automaker market, and we provided our media services to 95, 101 and 103 automakers operating in China in 2016, 2017 and 2018, respectively. We believe that the growing user base and its strong stickiness, together with our nationwide advertising platform, high-quality, diverse and targeted advertising solutions, enriched and customized content, and our big data and analytics capabilities, has led to our rapid growth and has laid the foundation for our continuing success.

In addition, we provide comprehensive leads generation services through dealer subscription services, advertising services and used car listing services. Our dealer subscription services allow dealers to market their inventory and services through our websites and mobile applications, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. We offer advertising services and other value-added services to individual dealers to complement our leads generation services. Our dealer customers utilize our advertising services and leverage our large user base to support their sales and marketing activities. We also provide used car listing services by acting as a user interface that allows potential used car buyers to identify listings that meet their specific requirements and helps them contact the relevant sellers, and generating sales leads for the used car sellers and other used car platform.

Our online transaction platform, Autohome Mall, is a full-service online transaction platform for users to review automotive-related information, purchase coupons offered by automakers for discounts and make purchases to complete transactions. Leveraging our strength in user traffic and our consumer data analytic capabilities, we provide platform-based services facilitating new and used car transactions, operate auto-financing business and offer diversified data products. For our used car transaction business, we have built a used car C2B2C model and facilitated their vehicle transactions through providing a wide range of auto-related services. Our auto-financing business serves as a bridge to match users and automobile sellers that are in need of auto financing with our cooperative financial institutions that offer a variety of products including loans, leasing and insurance services. This allows us to address the under-served auto financing market in China by providing comprehensive online-based financial services for the complete consumer automobile ownership life cycles. In 2018, we began to provide data products tailored for our automaker and dealer customers, through which we offer them customized data reports and intelligent sales series products including intelligent e-marketing and intelligent showroom.

We have experienced continued revenue growth and have increased our net revenues since 2016 to RMB7,233.2 million (US$1,052.0 million) in 2018, representing a three-year CAGR of 16.3%. At the same time, our net income attributable to Autohome Inc. increased from RMB1,227.9 million in 2016 to RMB2,001.6 million in 2017 and further to RMB2,871.0 million (US$417.6 million) in 2018, representing a three-year CAGR of 52.9%.

Our Business Model

We are a leading online destination for automobile consumers in China. Over the past several years, we have developed a large and active online community of automobile consumers in China with a growing user base and steady increase of daily active users. We serve three distinct groups: users of our websites and mobile applications, automobile consumers on our transaction platform and customers that include automakers, dealers, financial institutions, other auto-related product and service providers. Our business model and technology platforms seek to effectively link each stage of our users’ automobile ownership life cycles with the corresponding stage of our customers’ sales cycle. We are on track in developing the four key market segments, namely auto-content, auto-transaction, auto-finance and auto-lifestyle, into our consumer-centric automotive ecosystem and transforming ourselves from a content-led vertical media business to an automotive eco-platform based on our advanced data and technology. Our “4+1” strategy will continue to further enhance our core foundation and accelerate our growth momentum generated by our new business initiatives.

We have built an online automotive media platform that captures critical stages of the sales funnel, starting from product awareness to purchase desire initiation and to sales leads generation. To initiate product awareness and purchase desire, we utilize our comprehensive, independent and interactive content through our websites that are accessible through PCs and mobile devices and on our mobile applications to create strong user traffic and user engagement and stickiness. As our user traffic grows, we focus on generating sales leads through engaging our users with differentiated and customized promotional activities, personally tailored recommendations and enriched professionally generated contents. We generate revenues from our media services, which mainly include automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices, and our leads generation services, which primarily include our dealer subscription services, advertising services sold to individual dealer advertisers and used car listings.

We also provide a transaction platform for automobile buyers to purchase new vehicles or used vehicles from sellers on our platform. In June 2014, we launched Autohome Mall, an online transaction platform. Autohome Mall is a full-service online transaction platform for users to review automotive-related information, purchase coupons offered by automakers for discounts and make purchases to complete transactions. For Autohome Mall, we primarily generate revenues from platform-based services we provide while facilitating transactions on our Autohome Mall platform and transaction-oriented marketing solutions. Along with our investment in TTP in 2018, we marched a step towards developing a used car C2B2C model and have formed a transaction system connecting automobile buyers and used automobile sellers and facilitating their vehicle transactions on our platform through providing a wide range of auto-related services, such as leads generation, user profile generation, offering of auto financing products and valuation tools. Through our cooperation with TTP, we provide comprehensive auto-related services to our users and customers by integrating TTP’s offline vehicle examination and other ancillary services with our online-based services. We primarily generate revenues from collecting commissions from transactions facilitated by our used vehicle platform.

In addition, we have been leveraging our comprehensive platform to capture additional revenue opportunities in connection with the remaining stages of the automobile ownership life cycles, such as auto-finance and auto-lifestyle. Since 2017, with the collaboration and integration of our business with Ping An Group, we continued to progress on our auto-financing business by providing an expanded variety of products including loans, leasing and insurance to our users and automobile sellers, which better facilitated both new and used car transactions on our platform. We collect commissions from facilitating auto-financing products provided through our platform. We further developed our data products in 2018 and have successfully advanced our data and intelligent recommendation and reinforced our entire ecosystem by providing highly differentiated value and data-driven sales and marketing tools to our customers. The data products offered to automakers and dealers primarily consist of data reports, intelligent sales series including intelligent e-marketing and intelligent showroom. We aim to further develop synergies between our media and leads generations services, transaction business and data product and our auto-financing initiatives to realize greater growth potential of our platform.

Our Platform

Our service offerings for users mainly include our high-performance platform, which is comprised of our websites and mobile applications, our original, professionally and user-generated content and our interactive online community. Our platform is powered by our big data capability. Our extensive user data originates from our expanding large user base, our automotive ecosystem partners and third-party data providers. Through our comprehensive platform, we have access to valuable data of customers’ needs, behaviors and patterns in their automotive ownership life cycles, which allows us to accurately and effectively customize content and commercial offerings. Our accurate and comprehensive user profiling enables us to continuously enhance user experience and improve our ability to attract and retain customers.

Our Websites

Our user-centric approach has successfully attracted a growing user base with a steady increase of daily active users to our websites. We believe we are well-positioned to capture the fast growth of the internet penetration in China. Our autohome.com.cn website targets a wide spectrum of automobile consumers with a focus on new automobiles. To capitalize on the growing used automobile market in China, we redesigned our che168.com website, which in the past had features and user base similar to our autohome.com.cn website, to focus on used automobiles. The re-designed che168.com website was launched in October 2011.

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

Our Mobile Websites and Applications

For mobile users, our content can be accessed on our websites and on our mobile applications. We have made significant efforts in recent years to optimize the mobile version of our websites to display our content and develop and enhance the functions of our mobile applications to capture a greater number of users that access our services through mobile devices. For example, according to QuestMobile, the combined number of average daily unique visitors for our mobile websites and primary application amounted to 29.1 million in December 2018, representing an approximate 10% year-over-year increase. We were among the earliest in our industry in China to introduce both iOS- and Android-based applications to allow users to easily access our content. Users can conveniently enjoy features available on our mobile websites and applications from their mobile devices, such as reading articles, checking vehicle prices and model parameters, viewing pictures, viewing dealer’s information, visiting our Autohome Mall and participating in forum discussions.

Our Content

The foundation of our websites and mobile applications is a large amount of original generated content, professionally generated content and user generated content, as well as a comprehensive automobile library and extensive automobile listing and promotional information organized around our automotive information database.

Original Generated Content

Our original generated content is created by our dedicated editorial team and includes automobile-related articles and reviews, pricing trends in various local markets, photographs, video clips and live streaming. This content covers topics throughout the automobile ownership life cycle, from automobile research, selection and purchase to ownership and maintenance and to eventual replacement. In 2018, we launched a new channel focusing on new energy vehicles to accommodate the increasing interest and attention of our users on new energy vehicles. Our review writers obtain first-hand experiences by test-driving many newly released vehicle models provided by various automakers. We also have an AH-100 Vehicle Rating System which applies standard criteria to measure a comprehensive set of performance-based features of the vehicles on sale, such as safety, dynamics, fuel consumption, comfortableness and driving experience. Our AH-100 Vehicle Rating System helps automobile consumers make an easier choice when selecting vehicles to purchase. Our editorial team at our Beijing headquarters and sales offices located in 73 cities throughout China work closely with automakers, dealers and other industry participants to create automobile related articles. Although automakers may provide us with sample vehicles to test drive, we review all new automobiles independently, based upon our teams’ experience and from our users’ perspective.

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

Professionally Generated Content

In 2016, we launched an open content platform to invite the key opinion leaders and influential bloggers or writers in the automotive field to contribute their high-quality professional review, analysis and insights on automotive-related topics, including vehicle reviews, industry trends, auto photography, maintenance and others. Our diversified professionally generated contents complement our auto-content and auto-lifestyle business strategy and bring our users enriched and customized content consisting of high-quality articles, photographs, video clips and live streaming. As of December 31, 2018, we had approximately 12,000 professional content contributors on our platform, representing an approximate 110% year-over-year increase from 2017. In 2018, we further expanded our collaboration with automakers, key opinion leaders, professional experts and social media to further upgrade our professionally generated content ecosystem.

User Generated Content and User Forum

Our platform hosts an open and vibrant community of automobile consumers, from first-time buyers to sophisticated automobile enthusiasts. Our user community centers around our discussion forums, which are organized based on vehicle models, cities and regions, and various topics of interest. Registered users utilize our discussion forums to share a wide range of automotive experiences such as driving experiences and usage and maintenance tips. Users also frequently provide reviews of automobiles or automotive products and services, post questions and receive answers from fellow forum members. We continued to enhance user engagement and participation in the content generation and delivery process. For example, we expanded our user review platform by allowing users to add or modify their views and insights on a continuous basis. We strive to ensure the credibility, appeal and usefulness of our forums by identifying verified automobile owners and empowering selected registered users as forum moderators. Our verified automobile owners are registered users whose vehicle ownership has been confirmed through various channels. Our forum moderators are generally active registered users with significant forum post counts whom we have identified as being reputable automobile enthusiasts within our online community. In 2018, we launched a traveler channel, a new channel focusing on contents related to offline road trip events, to accommodate the increasing interest and attention of our users in this field. We also rolled out the Young Channel on our website and the “Hey Car” (“嘿car”) mobile application as interest-based social media platforms to promote automobile knowledge and culture among young users.

As of December 31, 2018, we had over 90.7 million registered users, representing a 54.7% year-over-year increase from 2017. As our user base has grown and our user engagement and forum activity has increased, our database of user generated content has expanded, which in turn has attracted more users. Furthermore, this positive effect on our growing user base has also enhanced the effectiveness of our advertisements and therefore the value of our advertising services, allowing us to attract more advertisers and increase revenues from existing advertisers.

Automobile Library and Listing

We have one of the most comprehensive automobile libraries within our industry in China with over 39,400 vehicle model configurations as of December 31, 2018. We believe our automobile library covers the substantial majority of passenger vehicle models released in China since 2005. It includes a broad range of specifications covering performance levels, dimensions, powertrains, vehicle bodies, interiors, safety, entertainment systems and other unique features, as well as automakers’ suggested retail prices. The scale of content in our automobile library, which we believe would require significant time, expertise and expense to replicate, makes it a valuable tool for our users in researching both new and used automobiles. Our database also includes a large amount of new and used automobile listings and promotional information. With the comprehensive and continuously updated listing information, users can conveniently search for up-to-date information of vehicle models without having to visit each individual dealer at their local showrooms. In addition, our automotive information database includes a significant amount of user generated content originating from our user forums. Leveraging our innovative augmented reality (AR) and virtual reality (VR) related technologies, we utilize three-dimension technology to restore the actual appearances of vehicles and present stereoscopic 720-degree review of automobiles on our platform. Compared to the traditional two-dimensional picture-based display of automobile appearances, the AR- and VR-based vehicle review functionality on our platform enables users to have a real perception of the specific vehicles they are interested in buying and has greatly enhanced user experience.

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

In each of 2016, 2017 and 2018, 95, 101 and 103 automakers in China, which include independent Chinese automakers, joint ventures between Chinese and international automakers and international automakers that sell their cars made outside of China, purchased media services from us. As is customary in China, we sell our advertising services and solutions primarily through third-party advertising agencies that represent the automakers and automobile brands’ regional offices. We typically enter into individual advertising agreements with the third-party advertising agencies. Although we sell our advertising services and solutions to third-party advertising agencies, we consider the automakers and automobile brands’ regional offices, who are the main decision makers as to whether to place advertisements on our websites and mobile applications, to be our end-customers. As a result, our sales efforts focus primarily on automakers and automobile brands’ regional offices. However, through direct contact between our sales team, advertisers and advertising agencies, we are able to maintain good relationships with existing advertisers and their advertising agencies.

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

We continue to develop our dealer subscription services and have begun to implement additional enriched and upgraded services, which we believe will allow us to expand sales leads based on consumer behaviors and preferences and enhance leads conversion and personalized marketing, and further to offer additional upgraded subscription packages at different price levels.

Our Advertising Services for Individual Dealers

We also offer advertising services for individual dealers to complement our leads generation services. Our dealer customers utilize our advertising services and leverage our large user base to support their sales and marketing activities. In addition to larger brand promotion advertising campaigns organized by the automakers or the group dealers, individual dealers utilize our advertising services to further enhance their visibility in local community, address local market conditions and promote local events. We also facilitate the process and connect our users from online to offline to generate sales leads and transaction for our dealer customers.

Used Automobile Listing and Other Platform-based Services

We launched our used automobile listing platform in late 2009. Our used automobile listing services allow dealers and individuals to market their used automobiles for sale on our websites and mobile applications. Our used automobile listing database has been expanding rapidly.

The che168.com website is a platform primarily focusing on used automobile services and is dedicated to providing features consisting of content, listings and interactive functionality similar to our autohome.com.cn website. We also developed a mobile application serving as a used automobile sales platform, through which we provide comprehensive used automobile services. Since 2014, we have been continuously developing and enhancing the functions of the used automobile website and application and have begun to provide advertising services, dealer subscription services, generation of sales leads and other platform-based services in selected cities. The used automobile market still remains at a nascent stage of development and the revenue generated from our used automobile listing and other services, which we include in the revenue line for leads generation services, had achieved fast growth in the year ended December 31, 2018. We plan to continue to make efforts in developing our used automobile-related business and explore new business models and opportunities in the future.

Our Online Marketplace and Other Services

Transaction Platform for New Vehicles

In June 2014, we launched Autohome Mall, an online transaction platform. Autohome Mall is a full-service online transaction platform for users to review automotive-related information, purchase coupons offered by automakers for discounts and make purchases to complete the transaction. In 2015, we began to provide direct vehicle sales and commission-based services facilitating transactions through our transaction platform. We completed new vehicle transactions on our platform through various sales initiatives and other promotional campaigns. We conducted several online marketing events on Autohome Mall and offline promotion campaigns with our partners for our transaction business. We also partnered with automakers to sell selected vehicles on our platform. In the fourth quarter of 2016, we began to shift our focus to become an asset-light vehicle e-commerce platform and cleared all direct sales vehicle inventories in 2017. Currently, for new vehicle transactions, we primarily generate revenues by providing platform-based services and transaction-oriented marketing solutions and collecting commissions for transactions facilitated by our platform.

Transaction Platform for Used Vehicles

We invested in TTP Car Inc., or TTP, a company operating an online bidding platform for used automobiles, in June 2018. Our investment in TTP has helped us develop a used car C2B2C model and form a transaction system, which improved the under-served used automobile market, such as lack of sourcing, traffic and consumer confidence, and have fostered business-to-consumer purchasing experiences for our consumers. It connects automobile buyers and used automobile sellers and helps facilitate their vehicle transactions on our platform through providing a wide range of auto-related services, such as leads generation, user profile generation, offering of auto financing products and valuation tools. We provide comprehensive auto-related services to our users by integrating TTP’s offline vehicle examination, ownership transfer services and other ancillary services with our online-based services. For used vehicle transactions, we primarily generate revenues from collecting commissions from transactions facilitated by our platform.

Auto-financing Services

We started auto finance business in early 2017 and further developed such business in 2018 as we aim to address the under-served auto financing market in China by providing comprehensive online-based financial services for the complete consumer automobile ownership life cycle. We gradually shifted our focus from leads generation to transaction facilitation and promote successful transactions with targeted and diversified auto financial services. Based on users’ preferences and our big data analysis, we recommend a broad range of loans, leases and insurance products offered by our cooperative financial institutions to our users that have auto financing needs and match them to facilitate transactions. We also introduced merchant loans offered by our cooperative financial institutions to automobile sellers. We currently provide auto insurance brokerage services through Shanghai Tianhe, which was acquired by us in 2017. Through our platform, we plan to enable our users and automobile sellers who are in need of auto financing to easily access various high-quality loans and insurance products and allow our cooperative financial partners to effectively increase the volume of their financing transactions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are unable to grow our auto finance business, we may not be able to achieve our expected business growth and our results of operations may be adversely affected.” We generate revenues from collecting commissions from facilitation of auto-financing and insurance products on our platform.

Data Products

We further developed our data products in 2018 and have successfully advanced our data and intelligent recommendation and reinforced our entire ecosystem by providing highly differentiated value and data-driven sales and marketing tools to our customers. The data products we offer to automakers and dealers on our platform primarily consist of (i) customized data reports prepared based on our big data and multi-dimensional analyses on user reviews, purchasing interest and preferences, geographical competitive advantages of the relevant automakers and dealers and their geographical distribution strategies, and (ii) intelligent sales series primarily including intelligent E-marketing and intelligent showroom. Intelligent E-marketing is a marketing approach and solution designed based on sophisticated data-driven algorithms of multidimensional user profiles, and enable customers to achieve multi-channel sales management and to ultimately improve the conversion rate of online visitors to in-store visitors. The intelligent showroom, which is an intelligent and scenario-based marketing platform, integrates the technologies of AR, VR, big data and voice recognition to achieve the functions of panoramic car shopping, smart push notifications and smart shopping guide.

Technology and Product Development

Our technologies and infrastructure are critical to our success. We follow a user-centric strategy for our system architecture and have developed robust and scalable technology platforms with sufficient flexibility to support our rapid growth. Currently, we are entering into a new phase of strategic technology initiative focusing on transforming our platform into an intelligent automotive ecosystem empowered by artificial intelligence (AI), big data and cloud in the near future.

A key component of our user-centric strategy is our user intelligence engine which we have developed and are continually enhancing. Our user intelligence engine allows us to rapidly gather user intelligence by analyzing large amounts of data from many sources throughout our content production system. We are able to monitor and analyze user behaviors and preferences through their browsing record on our platforms. We can utilize such user intelligence data to personalize user interfaces, associate and understand the relationship of information from different sources and facilitate interactions among users and various elements on our websites and mobile applications. It also helps us recommend suitable products, services and user connections to our users. Through our user intelligence engine, we can engage our users more closely by providing them with relevant content throughout their automotive life cycles. We are also able to provide precision and targeted marketing services to our automakers, dealers and other automotive-related customers so that they can accurately deliver relevant advertisements to targeted users who are more receptive to such marketing information. We plan to continue expanding our content platform with an AI-enabled content generation tool to further facilitate dynamic content customization based on user preference.

We provide automobile consumers trend analysis services for our automaker and dealer customers that help them analyze data in specific demographic markets such as consumer purchasing behavior characteristics and their brand strength in comparison to those of their competitors. We believe the consumer intelligence gathered from our large user base reflects the current automotive market trends in China and provides excellent market insight to our automaker and dealer customers.

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

Leveraging AR and VR related technologies, we realized significant technology upgrade in 2017 and launched AR automobile showroom and AR auto show during the year, all of which had enabled us to provide our users with an innovative and superior automobile review experience and thus enhanced our user stickiness. In addition, these technology improvements had strengthened our ability to obtain additional user traffic and expanded our user base. Our VR product portfolio continued to expand in 2018. In addition to AR automobile showroom and AR auto shows, we have VR branding showrooms, intelligent automobile showrooms as well as direct visual access to automakers’ factory design and manufacturing process so our users can review and comprehend the entire automobile production process. We plan to continue to make further upgrades and develop new technology to provide more diversified platforms for our users, and to expand the use of AR and VR related technologies throughout our eco-platform in order to offer automakers and dealers with more innovative and effective branding and marketing tools and greater exposure to highly targeted potential consumers throughout China. Also, we will continue to develop significant resources to expand the content breadth and depth offered on our platform in order to deliver the best user experience in the market.

We had an experienced product development team of 1,762 engineers as of December 31, 2018. Our past innovation has focused on helping users research, select and purchase suitable vehicles through our websites. We plan to develop additional products and services for our mobile applications and media-related technology and enhance our big data analytics capabilities and AR and VR related technologies.

Sales and Marketing

Our nationwide in-house team of sales representatives sells our services to automakers and dealers. As of December 31, 2018, we had 1,901 sales and marketing representatives operating our physical sales office network spanning 73 cities across China and visiting customers in an additional 119 satellite cities. We have a prudent expansion plan and we typically only open new physical sales offices in a city after we have already established a sufficient customer base in the area. In cities where we do not yet have a customer base, we provide sales coverage by telephone. Our Beijing-based telephone sales team provided sales coverage to the cities in which we did not have physical sales offices. Our sales team also provides ongoing customer support to advertisers and dealer subscribers. In the past years, we have successfully expanded our market presence in the first- and second-tier cities in China. We plan to continue to expand our sales and marketing efforts into third- and fourth-tier cities to further capture the opportunities for automobile sales growth in those markets.

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

We believe brand recognition is important to our ability to attract users. We focus our sales and marketing efforts through search engines, navigation websites and mobile platforms to retain and strengthen our leading position in terms of user reach. For example, we cooperate with application stores and mobile browsers to promote our mobile applications and our websites. We also conduct online marketing events on Autohome Mall and other traditional and social media channels as well as offline promotion campaigns with our partners. For example, we conduct the annual “Singles’ Day” campaign to generate quality sales leads and further facilitate the transactions. Since the fourth quarter of 2017, we have been paying for TV ads on different channels of the China Central Television, the predominant state television broadcaster in China, to reach more audience in the third- or lower-tier cities and towns in China and promote their recognition of our platform as a one-stop destination for selecting and purchasing automobiles and various types of auto-related services.

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

We hold “汽车之家” and “车之家” (both mean “auto home” in English) and “AUTOHOME®” trademarks in China. In addition, as at December 31, 2018, we held 323 pending trademark applications and 197 registered trademarks. As at the same date, we had 79 registered domain names, including our main website domain names, autohome.com.cn and che168.com, 87 pending patent applications, and 115 registered patents. We had 241 computer software copyrights as of December 31, 2018.

Competition

With respect to our auto media business, we face competition from China’s automotive vertical websites and mobile applications, such as Xcar, PCauto and BitAuto, from the automotive channels of major internet portals, such as Sina and Sohu, and from companies engaged in mobile social media, news, video and live-streaming applications. We may also face competition from online automobile transaction platforms, such as maodou.com, taoche.com, 51auto, Uxin, Guazi and Renrenche, as we develop our auto transaction business. Our auto finance business faces competition from other auto finance companies, such as Yixin and Souche. In addition, we also face competition from companies engaged in social media business, such as ByteDance and Tencent. Competition will be centered on factors similar to those affecting our current media services and leads generation services, primarily centered on increasing user reach, user engagement and brand recognition, relationships with the suppliers, and attracting and retaining advertisers or customers, among other factors. For our transaction business, as online automobile transaction is a relatively new business model and consumers in China might be accustomed to make automobile purchases with traditional dealerships, we cannot guarantee that the automobile consumers in China will accept such business model. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face significant competition, and if we fail to compete effectively, we may lose market share and our business, prospects and results of operations may be materially and adversely affected.”

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

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, respectively, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interests in a value-added telecommunication business in China, it must demonstrate a good track record and experience in operating value-added telecommunications services. Foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM or its authorized local branches, and the relevant approval application process usually takes six to seven months.

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

Regulation on Foreign Investment

On March 15, 2019, the Foreign Investment Law was enacted by the National People’s Congress and it will become effective on January 1, 2020. Upon its enactment, it will replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

Unlike its first draft which was published in 2015, the Foreign Investment Law does not specifically expand the definition of “foreign investment” to include entities established through a VIE structure but contains a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council.

Moreover, the Foreign Investment Law establishes a foreign investment information reporting system. Foreign investors or foreign-funded enterprises shall submit the investment information to competent governmental departments for commerce through the enterprise registration system and the enterprise credit information publicity system. The contents and scope of foreign investment information to be reported shall be determined under the principle of necessity. Where foreign-investors or foreign-invested enterprises are found to be non-compliant with these information reporting obligations, competent department for commerce shall order corrections within a specified period; if such corrections are not made in time, a penalty of not less than RMB100,000 yet not more than RMB500,000 shall be imposed. Aside from the reporting system for foreign investment information, the Foreign Investment Law shall also establish a security examination mechanism for foreign investment and conducts security review of foreign investment that affects or may affect national security. The decision made upon the security examination in accordance with the law shall be final.

We will be subject to the Foreign Investment Law if our contractual arrangements with our VIEs are defined or regarded as a form of foreign investment in the future.

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

On February 4, 2015, the China Internet Network Information Center promulgated the Administrative Provisions on Account Names of Internet Users, or the Account Names Provisions, which became effective as of March 1, 2015. The Account Name Provisions require all users of internet information service providers to authenticate their real identity information for registration of accounts. Relevant internet information service providers are responsible for the protection of users’ privacy, consistency of user information, such as account names, avatars, the requirements contemplated in the Account Names Provisions, making reports to the competent authorities if the names of institutions or social celebrities are illegally used for or associated with registration of account names, and taking appropriate measures to stop any such violations, such as notifying the user to make corrections within a specified time and suspending or closing accounts in the event of continuing non-compliance.

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

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the State Administration for Market Regulation, or SAMR. Prior to November 30, 2004, in order to conduct any advertising business, an enterprise was required to hold an operating license for advertising in addition to a relevant business license. On November 30, 2004, the State Administration for Industry and Commerce, the predecessor of the SAMR, issued the Administrative Rules for Advertising Operation Licenses, effective as of January 1, 2005, which was replaced by Administrative Provisions on Advertising Registration issued on November 1, 2016 and took effect on December 1, 2016. The advertisement operation entities are restricted to radio stations, TV stations and newspaper and periodical publishers and the Advertising Operation License was cancelled. Therefore, our subsidiaries and VIEs are not required to hold an advertising operation license.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they produce or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been duly performed and that the relevant approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAMR or its local branches may order the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liabilities if they infringe on the legal rights and interests of third parties.

On October 26, 2018, the Standing Committee of the National People’s Congress revised the PRC Advertising Law or the Advertising Law, which came into effect on the same date. The Advertising Law applies to all advertising activities conducted via the internet. The Advertising Law requires that users must be able to close online pop-up ads with one click. Moreover, internet service providers are obligated to cease publishing any advertisements that they know or should know are illegal. Violation of these regulations may result in penalties, including fines, confiscation of the advertising incomes, termination of advertising operations and even suspension of the provider’s business license.

On July 4, 2016, the then State Administration for Industry and Commerce issued the Interim Measures for the Administration of Internet Advertising or the Internet Advertising Measures, which came into effect as of September 1, 2016. All advertising activities by means of the internet are governed by the Advertising Law and the Internet Advertising Measures. Pursuant to the Internet Advertising Measures, the term “Internet Advertisement” shall mean commercial advertisement that promote commodities or services, directly or indirectly, via Internet media such as websites, webpages and internet application programs in the form of texts, pictures, audios, videos or other forms, including the advertisement containing a web link or links, e-mail advertisement, paid search advertisements, and advertisements contained in commercial presentations that promote commodities or services, etc. The Internet Advertising Measures require that an internet advertisement shall be identifiable and clearly identified as an “advertisement” so that users will tell it is an advertisement, and the following activities shall be prohibited: (i) providing or using any application programs or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; (ii) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or (iii) using false statistical data, transmission effect or internet medium value to induce incorrect quotations, seek undue interests or damage the interests of other persons.

Pursuant to the Internet Advertising Measures, the punishments on illegal acts shall be administered by the local administrative authority for industry and commerce in the place where the advertisement publisher is located. However, if an advertiser or advertising agent who violates the Advertising Law or the Internet Advertising Measures is outside the jurisdiction of the local branch of the SAMR, of the advertisement publisher, such case may be referred to the local SAMR where the advertiser or advertising agent is located; in the event that the local SAMR in the place where the advertiser or advertising agent is located has discovered any clues or received complaints or reports about such illegal acts, they may also exercise the administration. For any illegal advertisements published by advertisers themselves, such case shall be administered by the local SAMR where the advertisers are located.

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

On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the SARFT, the Ministry of Culture and Tourism and the GAPP to adopt detailed implementation rules according to these decisions.

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

Regulations on Producing Audio/Video Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004. On August 28, 2015, State Press and Publication of the General Administration of Radio and Television Decree No. 3 was issued to amend some provisions of the aforesaid Measures, which was further revised on October 31, 2018 by the National Radio and Television Administration. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria. Both Autohome Information and Shengtuo Hongyuan hold operating licenses for the production and dissemination of radio and television programs for special topic programs, cartoons and television variety shows.

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

Autohome Information has applied for and obtained an Internet Culture Business Permit in January 2013, and we have renewed our permit to include “use of information network to operate music entertainment products, game products, performance drama (section), and performance.”

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

Currently we are providing online live-streaming services through our websites and mobile applications. Autohome Information has obtained an internet audio/video program transmission license on February 9, 2010, which has been renewed on February 13, 2018 and will remain effective until February 13, 2021. In addition, in January 2013, Autohome Information has obtained an Internet Culture Business Permit, which includes “use of information network to operate music entertainment products, game products, performance drama (section), and performance.”

Regulations on Internet Publishing

The Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, was jointly issued by the MIIT and the State General Administration of Press, Publication, Radio, Film and Television (the predecessor of the National Radio and Television Administration) in 2016, and came into effect on March 10, 2016. The Online Publishing Provisions define “online publishing services” as providing online publications to the public through information networks. Any online publishing services provided in the territory of the PRC are subject to these provisions. The Online Publishing Provisions requires any internet publishing services provider to obtain an online publishing service license to engage in online publishing services. Under the Online Publishing Provisions, online publications refers to digital works which have publishing features such as digital work that have been edited, produced or processed and which are made available to the public through information networks, including written works, pictures, maps, games, cartoons, audio/video reading materials and other methods. Any online game shall obtain approval from SAPPRFT before it is launched online. Furthermore, Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign-owned enterprises cannot engage in providing web publishing services.

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

If we release information that may be deemed by authorities as internet news, we may be required to obtain the internet news information service license. However, we have consulted the relevant government authorities and have been informed that we would not be required to obtain the internet news releasing license because the internet news posted on our websites and mobile applications is only automotive industry related news which is not political in nature or related to macroeconomics. However, if any of the internet news posted on our websites and mobile applications is deemed by the government to be political in nature, related to macroeconomics, or otherwise requires such license based on the sole discretion of the government authority, we would need to apply for such license. If we are deemed to be in breach of the Internet News Provision or other relevant internet news releasing regulations, the PRC regulatory authorities may suspend the related internet service and impose a fine exceeding RMB10,000 but not more than RMB30,000.

Regulations on E-commerce

China’s e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry. In January 2014, the State Administration for Industry and Commerce promulgated the Administrative Measures for Online Trading, which strengthen the protection of consumers and impose stringent requirements and obligations on online business operators and third-party online marketplace operators. Online business operators and third-party online marketplace operators are prohibited from collecting any information on consumers and business operators or disclosing, selling or providing any such information to any third party, or sending commercial electronic messages to consumers without their consent. Fictitious transactions, deletion of adverse comments and technical attacks on competitors’ websites are prohibited as well. In addition, third-party online marketplace operators are required to examine and verify the identifications of the online business operators and set up and retain relevant records for at least two years. For corporations, other economic organizations or individual-owned business that apply to enter the platforms to sell commodities or to provide services, the operators of the third-party trading platforms should examine the authenticity of the identities of the online business operators, register such operators and establish registration files with regular verification and update, and should disclose the information about their business licenses or place the electronic linkage identifiers of their business licenses at notable positions of the homepages where they conduct their business activities. We are subject to these measures as a result of our online platform services.

Foreign investors were not allowed to own more than 50% of the equity interests in e-commerce companies which is a subcategory of value-added telecommunication services, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record, except for foreign investors in China (Shanghai) Pilot Free Trade Zone, subject to certain conditions. The NDRC and the MOFCOM jointly issued the Catalogue for the Guidance of Foreign Investment Industries in March 2015, or the Catalogue, which was further revised in July 2017. The negative list of the Catalogue was replaced by the Special Administrative Measures for Access to Foreign Investment, or the Negative List, in July 2018. According to the Negative List, foreign investors are allowed to have complete ownership of equity interests in e-commerce businesses.

In August 2018, the Standing Committee of the National People’s Congress issued the E-commerce Law of the People’s Republic of China, or the E-commerce Law, which took effect on January 1, 2019. In accordance with the E-commerce Law, e-commerce operators include operators of e-commerce platforms, business operators on e-commerce platforms, and other e-commerce operators that sell commodities or offer services on the websites developed by themselves or through other network services. An operator of an e-commerce platform shall require business operators who apply to sell commodities or provide services on its platform to submit truthful information, verify and register such information, establish registration archives, and regularly verify and update the information. If an operator of an e-commerce platform finds any commodity or service is in violation of the Articles 12 or 13 of the E-commerce Law, which provide that any e-commerce operator shall obtain an administrative license and the commodities or services provided on its platform shall meet certain requirements to safeguard personal safety and property security as well as the requirements on environmental protection, it shall take necessary measures and report the violating commodity or service to the related governmental authority in charge of the administration of e-commerce.

Currently, we primarily cooperate with independent automobile sellers to facilitate their sales of automobiles through our e-commerce platforms.

Regulations on Mobile Internet Applications

On June 28, 2016, Cyberspace Administration of China promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the Mobile Application Administrative Provisions, which took effect on August 1, 2016. According to the Mobile Application Administrative Provisions, “mobile internet application” refers to application software that runs on mobile smart devices providing information services after being pre-installed, downloaded or embedded through other means. “Mobile internet application provider” refers to the owners or operators of mobile internet applications. Internet application stores refer to platforms which provide services related to online browsing, searching and downloading of application software and releasing of development tools and products through the internet. On December 16, 2016, the MIIT promulgated the Interim Administrative Provisions on the Pre-installation and Distribution of the Mobile Smart Terminal Application Software, which took effect on July 1, 2017 and requires, among others, that internet information service providers must ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user easily, unless the mobile application is a basic function software, which refers to a software that supports the normal functioning of the hardware and operating system of a mobile smart device. In addition, mobile smart terminal application software involving charges should strictly comply with the relevant regulations such as sale at an expressly marked price, and express the charge standard and method. The content expressed should be true, accurate, eye-catching and normative, and users should be charged only after their confirmation.

Pursuant to the Mobile Application Administrative Provisions, an internet application program provider must verify a user’s mobile phone number and other identity information under the principle of mandatory real name registration at the back-office end and voluntary real name display at the front-office end. An internet application provider must not enable functions that can collect a user’s geographical location information, access user’s contact list, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant application programs, unless it has clearly indicated to the user and obtained the user’s consent on such functions and application programs. In respect of an internet application service provider, the Mobile Application Administrative Provisions requires that, among others, it must file a record with the provincial authority within 30 days after it rolls out the internet application service online. It must also examine the authenticity, security and legality of internet application providers on its platform, establish a system to monitor application providers’ credit and file a record of such information with relevant governmental authorities. If an application provider violates the regulations, the internet application store service provider must take measures to stop the violations, including warning, suspension of release, withdrawal of the application from the platform, keeping a record and reporting the incident to the relevant governmental authorities.

Regulations on Automobile Sales

On April 5, 2017, the MOFCOM promulgated the Measures on the Administrations of Automobile Sales, or the Measures on Automobile Sales, which took effect on July 1, 2017 and replaced the original Branded Automobile Sales Measures promulgated in 2005. According to the Measures on Sales of Automobile, the supplier takes the way of selling the vehicle to the dealer, and the authorization term (excluding the shop construction term) shall not be less than 3 years, and the first authorization term shall not be less than 5 years. An independent automobile seller who sells an automobile without authorization from a supplier or an automobile which is not authorized to be sold by an automobile manufacturer outside the country shall provide a reminder and explanation to the consumer in writing and inform the consumer of the relevant responsibility in writing. When a dealer or an independent automobile seller sells the car to the consumer, it shall verify the identification of the registered consumer, sign the sales contract, and issue the sales invoice.

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

Currently, we provide a transaction platform for automobile buyers to liaise with independent automobile sellers on our platform and to purchase vehicles from such sellers.

Regulations on Insurance Brokerage Business

In April 2015, the Standing Committee of the National People’s Congress promulgated the Insurance Law of PRC. In October 2015, the CIRC promulgated the Provisions on the Supervision and Administration of Insurance Brokers, which was replaced by the Provisions on the Regulation of Insurance Brokers, or the Insurance Brokers Provisions, on May 1, 2018. The Insurance Brokers Provisions define insurance brokers as institutions which provide intermediary services, in favor of the insured, in the course of concluding insurance contracts between the insured and the insurance companies and charge certain commission as agreed. Pursuant to the Insurance Law and Insurance Brokers Provisions, a license for engaging in insurance brokerage businesses is required in the course of setting up an insurance brokerage company. The companies which intend to provide insurance brokerage service should meet certain requirements set up by the CIRC and should not conduct insurance brokerage business unless the aforesaid license is received.

In July 2015, the CIRC promulgated the Circular of the CIRC on Issuing the Interim Measures for the Supervision of Internet Insurance Business, or CIRC Circular 69, which became effective on October 1, 2015. CIRC Circular 69 sets up strict restrictions on the institutions allowed to conduct internet insurance business. CIRC Circular 69 stipulates that only insurance companies and professional insurance intermediaries established upon approval by insurance regulatory authorities and registered could provide internet insurance services. Simultaneously, CIRC Circular 69 sets up certain requirements for providing insurance services through self-operated online platforms or platforms operated by third parties. The CIRC Circular 69 expired on September 30, 2018. However, it was affirmed by the China Banking and Insurance Regulatory Commission that the CIRC Circular 69 shall remain valid until any updated regulation is issued. As of the date of this annual report, no updated relevant regulation has been published.

In September 2017, we acquired Shanghai Tianhe, a company holding the license for engaging in insurance brokerage businesses. In October 2018, Shanghai Tianhe completed the registration process required for engaging in online insurance business and is currently conducting online and offline insurance brokerage business in the PRC.

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

Patent. The National People’s Congress adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of inventions, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. We had 87 pending patent applications and 115 registered patents as of December 31, 2018.

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

In compliance with, and in order to take advantage of, the above rules, we have registered 241 computer software copyrights as of December 31, 2018.

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

Trademark. The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001 and 2013, protects registered trademarks. The Trademark Office under the National Intellectual Property Administration handles trademark registrations and grants a term of ten years for registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. We hold “汽车之家” and “车之家” (“auto home” in English) and “AUTOHOME®” trademarks in China with each registered under different categories.

Domain Names. In September 2002, China Internet Network Information Center, or CNNIC, issued the Implementing Rules for Domain Name Registration, as amended in June 2009 and May 2012, that set forth detailed rules for registration of domain names. On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, which came into effect on November 1, 2017 and replaced the original Measures promulgated in 2004. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In 2002, the CNNIC issued the Measures on Domain Name Dispute Resolution, as amended in 2006, 2012 and 2014, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered a number of domain names, including autohome.com.cn, autohome.com and che168.com.

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

Under the Exchange Rules, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB will be convertible for current account items, including the distribution of dividends, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of, or registration with, SAFE or its local counterpart. Capital investments by PRC entities outside of China, after obtaining the required approvals of, or making filings with, the relevant approval authorities, such as the MOFCOM and the NDRC or their local counterparts, are also required to register with SAFE or its local counterpart.

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

In utilizing the proceeds we received from our equity offerings, as an offshore holding company with PRC subsidiaries, we may (a) make additional capital contributions to our PRC subsidiaries, (b) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (c) make loans to our PRC subsidiaries or VIEs or (d) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries, whether existing or newly established, must be approved by the MOFCOM or its local counterparts;

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

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned enterprises include:

•	the Companies Law (2005, as amended in 2013 and 2018);

•	the Wholly Foreign-Owned Enterprise Law (2016); and

•	the Wholly Foreign-Owned Enterprise Law Implementing Rules (2014).

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

Pursuant to the Circular on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or SAFE Circular No. 13, which was promulgated by SAFE on February 13, 2015 and came into effect on June 1, 2015, the administrative approvals of foreign exchange registration for direct domestic investment and direct overseas investment were canceled. In addition, SAFE Circular No. 13 simplified the procedures of registration of foreign exchange by allowing investors to register with local banks with respect to the registration of foreign exchange for direct domestic investment and direct overseas investment.

Currently, there is no PRC resident among our shareholders. Should there be any PRC residents proposed to become our shareholders in the future, they shall register with the competent local branch of the SAFE or relevant banks with respect to their investments in our company as required by SAFE Circular No. 37 or SAFE Circular No. 13 and shall update their registration filings with the SAFE or relevant banks when there are any changes that should be registered under SAFE Circular No. 37 or SAFE Circular No. 13.

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

Regulations on Concentration in Merger and Acquisition Transactions

The M&A Rules established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 and amended on September 18, 2018 are triggered. In August 2006, six PRC regulatory agencies, including the CSRC, jointly adopted the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective in September 2006 and was further amended in June 2009. This M&A Rule purports to require, among other things, offshore special purpose vehicles, formed for listing purposes through acquisition of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval from the CSRC prior to publicly listing their securities on an overseas stock exchange.

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

Autohome Inc.
(Cayman Islands)
100%
Cheerbright International Holdings Limited
(Cheerbright)
(British Virgin Islands)
Autohome E-commerce Inc.
(Cayman Islands)
Autohome Link Inc.
(Cayman Islands)
Autohome Financing Limited
(Cayman Islands)
Autohome (Hong Kong) Limited
(Hong Kong)
Autohome E-commerce Hong Kong Limited
(Hong Kong)
Autohome Link Hong Kong Limited
(Hong Kong)
Autohome Financing Hong Kong Limited
(Hong Kong)
Autohome Media Limited
(Autohome Media)
(Hong Kong)
Outside China
Inside China
Autohome Shanghai Advertising Co., Ltd.
Beijing Prbrownies Software Co., Ltd.
Beijing Autohome Advertising Co., Ltd.
Beijing Autohome Technologies Co., Ltd.
Guangzhou Chezhihuitong Advertising Co., Ltd.
Guangzhou Autohome Advertising Co., Ltd.
Huai'an Prbrownies Software Co., Ltd.
Chengdu Prbrownies Software Co., Ltd.
Hainan Chezhiyitong Information Technology Co., Ltd.
Tianjin Autohome Data Information Technology Co., Ltd.
Autohome Zhejiang Advertising Co., Ltd.
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
(Autohome Advertising)
Beijing Shengtuo Chengshi Advertising Co., Ltd.
(Chengshi Advertising)
Shanghai Tianhe Insurance Brokerage Co., Ltd.
(Shanghai Tianhe)
Contractual arrangements
Equity interest

Note:

(1)

The two individuals are Min Lu and Haiyun Lei, each a PRC citizen. Each of Min Lu and Haiyun Lei holds 50% of the equity interests in each of Autohome Information, Shanghai Advertising and Shengtuo Hongyuan.

As of March 31, 2019, Yun Chen owned 52.2% of our total issued and outstanding ordinary shares. Yun Chen is a wholly owned subsidiary of Ping An Insurance (Group) Company of China, Ltd., a public company listed on the Hong Kong Stock Exchange, which beneficially owned 52.2% of the total voting rights in our company.

In September 2016, the then individual nominee shareholders of Shengtuo Hongyuan and Guangzhou Advertising, our previous VIE that is already dissolved and deregistered, entered into Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements with Min Lu and Haiyun Lei, pursuant to which the then individual nominee shareholders transferred all of their equity interests in each of the entities to Min Lu and Haiyun Lei. In March 2017, the then individual nominee shareholders of Autohome Information and Shanghai Advertising entered into Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements with Min Lu and Haiyun Lei, pursuant to which the then individual nominee shareholders transferred all of their equity interests in each of the entities to Min Lu and Haiyun Lei. Upon the execution of the above Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements, all contractual arrangements between the then individual nominee shareholders and our wholly owned subsidiaries were terminated. Autohome WFOE entered into a series of contractual agreements with (i) Guangzhou Advertising and each of its then individual nominee shareholders in September 2016, (ii) Autohome Information and each of its individual nominee shareholders in March 2017, (iii) Autohome Information and each of its subsidiaries, namely Autohome Advertising and Chengshi Advertising, in September 2016 and (iv) Shanghai Advertising and each of its individual nominee shareholders in March 2017. Chezhiying WFOE entered into a series of contractual agreements with Shengtuo Hongyuan, each of its individual nominee shareholders and its two subsidiaries in September 2016.

For the information regarding our contractual arrangements, please refer to “Item 7.B. Related Party Transactions—Contractual Arrangements with Our Variable Interest Entities.”

In consideration of the previous restrictions imposed on the shareholders of foreign-invested companies engaging in advertising business, we once conducted advertising business by entering into a series of contractual arrangements with Guangzhou Advertising, Shanghai Advertising, Autohome Advertising and Chengshi Advertising. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” Since the regulatory environment developed, such restrictions were lifted in 2015. Therefore, in 2015, we completed the migration of our advertising business from Guangzhou Advertising, Shanghai Advertising and other PRC entities to the PRC subsidiaries of Autohome Media. In August 2017 and March 2018, we decided to liquidate and dissolve Guangzhou Advertising and Shanghai Advertising, respectively. We have completed the dissolution and deregistration of Guangzhou Advertising. Currently we are undertaking the governmental procedures to liquidate, dissolve and de-register Shanghai Advertising, which are expected to be completed by the end of 2019. Autohome WFOE has signed the termination agreements with respect to the contractual agreements that it has entered into with Guangzhou Advertising and Shanghai Advertising and each of their respective individual nominee shareholders to terminate the contractual arrangements on the date of the issuance of an approval notice for the deregistration of Guangzhou Advertising and Shanghai Advertising by the competent local Bureau of Market Regulation in charge of such two entities, respectively. Pursuant to such termination agreements, Autohome WFOE has terminated the contractual agreements that it has entered into with Guangzhou Advertising and its individual nominee shareholders.

D.	Property, Plants and Equipment

Our corporate headquarters is located in Beijing, China, where we lease office space with an area of approximately 28,325 square meters. We generally make rental payments on a monthly or quarterly basis. In addition, as of December 31, 2018, we also leased office space in 73 cities for our representative offices, including regional operation centers in Shanghai, Guangzhou and Tianjin in China. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

Overview

We are a leading online destination for automobile consumers in China. Through our two websites, autohome.com.cn and che168.com, accessible through PCs and mobile devices, and our mobile applications, we deliver comprehensive, independent and interactive content to automobile buyers and owners, and offer them our facilitation services related to new car and used car transactions and auto-financing and insurance products and services. We generate revenues from media services, leads generation services and online marketplace and others.

Through our media services, we provide automakers with solutions in connection with brand promotion, new model releases and sales promotions. Our large and engaged user base of automobile consumers provides a broad reach for automakers’ marketing messages.

Our leads generation services enable our dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of potential customers and effectively market their automobiles to consumers online and ultimately generate sales leads. Our leads generation services also include used car listing services which provide a user interface that allows potential used car buyers to identify listings meeting their specific requirements and to contact the relevant sellers.

While we continued to strengthen our media and leads generation services, we also further developed our transaction business. Our transaction business focuses on providing facilitation services for transactions of new and used cars and other platform-based services for new and used car buyers and sellers. In early 2017, we also launched our auto financing business and started to provide services to our cooperative banks and financial institutions by displaying and marketing their financial products, covering loans, leases and insurance services for consumers and independent automobile sellers. Towards the end of 2017, we launched data products, which leverage our big data analytics capabilities and the massive pool of user data accumulated on our platform, and started to provide data-driven marketing solutions for automakers and dealers on our platform. Through offering these services on our platform, we believe we are on track to build a robust automotive ecosystem to serve consumers throughout their automobile ownership life cycles.

We have increased our net revenues since 2016 to RMB7,233.2 million (US$1,052.0 million) in 2018, representing a three-year CAGR of 16.3%. Our net income attributable to Autohome Inc. increased from RMB1,227.9 million in 2016 to RMB2,001.6 million in 2017 and further to RMB2,871.0 million (US$417.6 million) in 2018, representing a CAGR of 52.9%.

In May 2014, the Financial Accounting Standard Board, or FASB, issued a new standard related to revenue recognition and further issued several amendments and updates to the new revenue guidance, which is all together referred to as Accounting Standard Codification 606, or ASC 606. We have finalized our analysis and the most significant impact of ASC 606 is the change of the presentation of value-added tax, or VAT, from gross basis to net basis. We adopted this guidance effective January 1, 2018 using the modified retrospective method. To provide readers with meaningful year-over-year comparison, the operating results under this item both in absolute amounts and as percentage of revenues are presented, discussed and analyzed under the new revenue guidance, including those for the comparative periods in 2016 and 2017.

The following is a reconciliation table illustrating the impact of adopting this new revenue guidance for the years ended December 31, 2016 and 2017, as adjusted, which was related to the change in the presentation of VAT from gross basis to net basis.

	For the Year Ended December 31, 2016
	Under Previous revenue guidance	Effects of new revenue guidance	Under New revenue guidance
Net revenues
Media services	2,337,196	(134,097)	2,203,099
Leads generation services	1,916,309	(238,807)	1,677,502
Online marketplace and others	1,708,116	(244,124)	1,463,992

Total net revenues	5,961,621	(617,028)	5,344,593

Cost of revenues	(2,393,165)	458,363	(1,934,802)

Gross profit	3,568,456	(158,665)	3,409,791

Other income, net	13,953	158,665	172,618
Operating profit	1,167,322	—	1,167,322
Net income attributable to Autohome Inc.	1,227,914	—	1,227,914

	For the Year Ended December 31, 2017
	Under Previous revenue guidance	Effects of new revenue guidance	Under New revenue guidance
Net revenues
Media services	3,065,832	(173,499)	2,892,333
Leads generation services	2,615,998	(327,717)	2,288,281
Online marketplace and others	528,351	(61,642)	466,709

Total net revenues	6,210,181	(562,858)	5,647,323

Cost of revenues	(1,358,685)	352,685	(1,006,000)

Gross profit	4,851,496	(210,173)	4,641,323

Other income, net	8,577	210,173	218,750
Operating profit	2,051,830	—	2,051,830
Net income attributable to Autohome Inc.	2,001,619	—	2,001,619

General Factors Affecting Our Results of Operations

Our business and results of operations are significantly affected by China’s overall economic conditions and the general trends in the automotive industry, especially new automobile sales in China. Economic growth in China has contributed to an increase in household disposable income and improved the availability of financing for automobile purchases. These factors, coupled with the rapid growth of the automotive industry and the emergence of industry-wide favorable governmental policies in recent years, have contributed to the general increase in the number of new automobiles sold in China and have promoted the development of automobile transaction business, in particular, the auto-financing business. Regardless of China’s overall favorable policies, some local governments have different approaches and have even tightened the local regulations on automobile transactions, which may slow the growth rate of new automobile sales and decrease the demand for our services, such as the general downward trends of automobile sales and demand in 2018. In addition, our business is subject to the overall advertising expenditures by automakers and automobile dealers, the development of online advertising industry in China and the market acceptance of online advertising and promotion. Our results of operations can also be significantly impacted by our ability to minimize costs and maximize efficiency in our operations.

In addition, our business and results of operations may be affected by our user reach, the level of user experience and engagement. Automaker and dealer advertisers, who contribute a substantial portion of our revenues, choose to advertise on our websites and mobile applications in significant part because of our leading market position in the online automotive advertising industry and the enriched, diversified and customized content on our websites and mobile applications. Also, effective marketing and promotion activities conducted by us are critical for us to maintain and enhance our brand recognition and attract more traffic to our platform. We anticipate that our ability to continue to attract a large and growing user base and maintain a high level of user engagement and satisfactory user experience will affect our ability to attract advertisers and dealer subscribers to our websites and mobile applications and in turn, our ability to generate sales leads and further to facilitate transactions. Finally, our business and results of operations may be affected by the development of e-commerce in China and consumers’ acceptance of online automobile purchases.

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

Net Revenues

We currently generate our net revenues from media services, leads generation services, online marketplace and others.

Media services mainly include automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices. We sell our advertising services primarily to automakers and dealers through third-party advertising agencies, with automakers contributing a substantial majority of our advertising services revenues. We offer rebates to advertising agencies who represent automakers and automobile dealers that place advertisements on our platform. Our net revenues are presented net of rebates to advertising agencies.

We generate revenues from leads generation services through dealer subscription services, advertising services sold to individual dealer advertisers and used car listing services. We sell our dealer subscription services to automobile dealers mainly on a fixed-fee subscription basis, with the fee rates varying based on the period of subscription, the versions of the relevant subscription packages and the cities where the automobile dealers are located.

We also generate revenues from online marketplace and others, which consist of the new vehicle transaction business, used vehicle transaction business, auto-financing business, data products, and others. For new car and used car marketplace and auto-financing business, we provide platform-based services including facilitation of transactions, transaction-oriented marketing solutions, generation of sales leads and insurance brokerage services. For data products, we provide data analysis reports and data-driven sales and marketing tools for automakers and dealers. The service fees are recognized when the services are provided, sales leads are delivered or upon the completion of transaction facilitation, or upon the delivery of data reports and over the period of consumption or utilization of marketing tools by automakers and dealers.

The following table sets forth the principal components of our net revenues in absolute amounts and as percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues:
Media services	2,203,099	41.2%	2,892,333	51.2%	3,508,254	510,254	48.5%
Leads generation services	1,677,502	31.4	2,288,281	40.5	2,870,996	417,569	39.7
Online marketplace and others	1,463,992	27.4	466,709	8.3	853,901	124,195	11.8

Total net revenues	5,344,593	100.0	5,647,323	100.0	7,233,151	1,052,018	100.0

Media Services Revenues

We generate media services revenues primarily from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices. In 2016, 2017 and 2018, 95, 101 and 103 automakers operating in China purchased media services from us. As a result of our high penetration in the automaker market, we believe that the future revenue growth of our media services will be driven primarily by automakers’ increased advertising spending on our websites and mobile applications as they continue to shift their advertising budgets from traditional media to online media, the increasingly diversified and optimized portfolio of products and further development of mobile advertising, and monetization leveraging our enriched and personalized content and big data analytics capabilities.

Increased spending will be driven primarily by a combination of (i) our ability to increase advertising volume, either due to (a) higher sell-through rates, which is calculated as the percentage of advertising locations actually sold over total advertising locations available for sale in a given period, or (b) the increased volume contribution from our mobile websites and applications; (ii) our ability to increase our pricing, as measured by price per location per day, as our user reach continues to expand, and we continue to enhance the effectiveness of the services we offer and build automakers’ increasing awareness of our platform, and (iii) our ability to constantly provide more diversified and optimized portfolio of product offerings. We primarily use a “cost per time” pricing model to price our online advertising services by charging advertisers on a daily basis for an advertisement placed in a given location on our websites and mobile applications. However, as we continue to grow our user base and enhance user engagement, we have set up “cost per thousand impressions,” “cost per click” and other performance-based pricing models. These new initiatives have already begun to generate revenues but the amount was still insignificant compared to the revenues generated from the “cost per time” pricing model.

Leads Generation Services Revenues

We generate leads generation services revenues through (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and (iii) used car listing services. Our dealer subscribers are dealers that have purchased subscription packages which are delivered through our dealership information system. We provide our dealer subscribers with additional tools and features to enable them to more effectively market their inventories on our websites and mobile applications. Our used car listing services primarily consist of listing and display of used vehicles and generation of sales leads through our platform. Our used car marketplace functions as a user interface that allows potential used car buyers to identify listings that meet their specific requirements and helps them contact the relevant sellers. We provided leads generation services to 24,096, 27,167 and 28,613 dealers in 2016, 2017 and 2018, respectively. Our leads generation services revenues accounted for 31.4%, 40.5% and 39.7% of our net revenues in 2016, 2017 and 2018, respectively. We believe that our leads generation services revenues will continue to grow in the near future, driven by our ability to increase the penetration rate of high-end subscription packages, provide more diversified and upgraded value-added services to our dealer customers with our capabilities of connecting dealers with our large user base, and increase the average revenue contribution per dealer.

Online Marketplace and Others Revenues

We generate revenues from online marketplace and others through our transaction platform, auto-financing business, data products, and others. For new vehicles, our transaction business currently focuses on platform-based services including facilitating transactions on the Autohome Mall and providing transaction-oriented marketing solutions and other platform-based services. Before 2018, our transaction business related to new vehicles also included direct vehicle sales business. For used vehicles, our transaction platform functions as a transaction system, which connects automobile buyers and used automobile sellers and facilitates their vehicle transactions on our platform through providing a wide range of auto related services, such as leads generation, user profile generation, auto financing products and valuation tools. For our auto-financing business, based on users’ preferences and our big data analysis, we recommend a broad range of loans, leases and insurance products offered by our cooperative financial institutions to our users who have auto financing needs and we match them with these financial institutions to facilitate transactions. We have also introduced merchant loans offered by our cooperative financial institutions to automobile sellers. As a result of our acquisition of Shanghai Tianhe in 2017, we currently facilitate the transactions of insurance products between consumers and our cooperative insurance business partner as an insurance brokerage service provider. For data products, we offer customized data products and a series of intelligent sales and marketing tools, primarily including intelligent e-marketing and intelligent showroom to automakers and dealers. Our revenues from online marketplace and others accounted for 27.4%, 8.3% and 11.8% of our net revenues in 2016, 2017 and 2018, respectively. Revenues from direct vehicle sales accounted for 95.3%, 65.4% and nil of revenues from online marketplace and others in 2016, 2017 and 2018, respectively. With the implementation of our strategy to focus on facilitating transactions, we cleared all direct vehicle sales inventories in 2017. Going forward, we will explore diversified business models and opportunities to build a robust and comprehensive e-commerce platform and continue to develop our transaction system and our auto-financing and data products businesses.

Cost of Revenues

Cost of revenues refers primarily to (i) content-related costs, (ii) depreciation and amortization expenses, (iii) bandwidth and internet data center (“IDC”) costs, (iv) tax surcharges and (v) cost of sales. The following table sets forth the principal components of our cost of revenues in absolute amounts and as a percentage of our total net revenues for the years indicated:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Content-related costs(1)	269,313	5.0%	390,885	6.9%	441,459	64,208	6.0%
Depreciation and amortization expenses	42,570	0.8	41,579	0.7	41,600	6,050	0.6
Bandwidth and IDC costs	51,766	1.0	89,889	1.6	105,313	15,317	1.5
Tax surcharges	132,526	2.5	184,111	3.3	231,916	33,731	3.2
Cost of sales	1,438,627	26.9	299,536	5.3	—	—	—

Total cost of revenues	1,934,802	36.2%	1,006,000	17.8%	820,288	119,306	11.3%

Note:

(1)	Including share-based compensation expenses of RMB12.3 million for 2016, RMB15.2 million for 2017 and RMB16.1 million (US$2.3 million) for 2018

Content-related Costs. Content-related costs are costs directly related to creating and editing the original generated content, organizing and maintaining user generated content on our websites and mobile applications, and maintaining our professionally generated content. Content-related costs mainly include salaries and benefits, toll free telephone charges, travel and office expenses of our editorial personnel, expenses we incur in the execution of the offline portion of our advertisers’ online promotions and professionally generated content displayed on our websites and mobile applications. We expect our content-related costs may continue to increase primarily due to our business growth.

Depreciation and Amortization Expenses. A substantial majority of our amortization expenses relate to the amortization of intangibles including trademarks that we acquired in connection with the acquisitions of Cheerbright, China Topside and Norstar in June 2008, shortly after the inception of our company, and the insurance brokerage license obtained through our acquisition of Shanghai Tianhe. Depreciation expenses are related to servers and other equipment that are directly related to our revenue-generating business activities and leasehold improvements. We expect our amortization expenses will decrease after the end of the estimated useful lives of certain intangible assets.

Bandwidth and IDC Costs. Bandwidth and IDC costs consist of fees that we pay to telecommunication carriers and other service providers for telecommunication services and for hosting our servers at their internet data centers, as well as fees we pay to our content delivery network service provider for the distribution of our content. Our bandwidth and IDC costs are expected to continue to increase in subsequent period to support the operation of our websites and mobile applications and improve our users’ experience.

Tax Surcharges. Our tax surcharges primarily consist of 3% cultural development fees charged for our advertising services, construction and maintenance tax and education surcharges. Our overall tax surcharges as a percentage of our total net revenues was 2.5% in 2016, 3.3% in 2017 and 3.2% in 2018.

Cost of Sales. Cost of sales includes cost of vehicle purchases, other directly attributable costs of direct vehicle sales under the new vehicle transaction business and write-down of inventories and prepayment for vehicle purchase cost. Rebates relating to new vehicles purchased but still held by us as of the balance sheet date are recorded as a reduction to cost of inventories while rebates relating to new vehicles purchased and sold during the reporting period are recorded as a reduction to cost of revenues.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and product development expenses. The following table sets forth our operating expenses in absolute amounts and as percentages of our total net revenues for the years indicated:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses:
Sales and marketing expenses(1)	1,536,939	28.8%	1,647,519	29.2%	2,435,236	354,190	33.6%
General and administrative expenses(2)	306,794	5.7	281,951	5.0	314,846	45,792	4.4
Product development expenses(3)	571,354	10.7	878,773	15.6	1,135,247	165,115	15.7

Total operating expenses	2,415,087	45.2%	2,808,243	49.8%	3,885,329	565,097	53.7%

Notes:

(1)	Including share-based compensation expenses of RMB50.8 million for 2016, RMB53.1 million for 2017, and RMB61.6 million (US$9.0 million) for 2018.
(2)	Including share-based compensation expenses of RMB78.0 million for 2016, RMB60.0 million for 2017, and RMB56.0 million (US$8.1 million) for 2018.
(3)	Including share-based compensation expenses of RMB54.3 million for 2016, RMB49.6 million for 2017, and RMB68.6 million (US$10.0 million) for 2018.

Sales and Marketing Expenses. Our sales and marketing expenses primarily consist of the branding and marketing expenses incurred in connection with promoting our brands and platform through search engines, mobile platforms, navigation sites and traditional media channels, sales promotion activities and salaries and benefits and sales commissions for our sales and marketing personnel. Our sales and marketing expenses also include offline execution and business development expenses associated with the implementation of our business and office- and travel-related expenses associated with our sales and marketing activities. We expect that our sales and marketing expenses will continue to increase in the future as we will enhance our user engagement and expand our business.

General and Administrative Expenses. Our general and administrative expenses primarily consist of personnel-related expenses for management and administrative personnel and professional service fees. We expect that our general and administrative expenses will relatively decrease as percentage of our net revenues in the future.

Product Development Expenses. Our product development expenses primarily consist of personnel-related expenses associated with the development of new technologies and products, investment in underlying big data, AR and VR related technologies, and enhancement of our websites and mobile applications. We expect that our product development expenses will increase as we expand our business, develop new features and functionalities, increase the accessibility of our websites, mobile applications and the transaction platform, invest further in AR and VR related technologies and enhance our big data analytics capabilities.

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

Hong Kong

Autohome (Hong Kong) Limited, Autohome Media, Autohome E-commerce Hong Kong Limited, Autohome Link Hong Kong Limited and Autohome Financing Hong Kong Limited were incorporated in Hong Kong. Companies incorporated and registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. For 2016, 2017 and 2018, save for the tax payment made by Autohome Financing Hong Kong Limited in relation to our disposal of the Financing JV as its 25% shareholder, we did not make any other provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong during these periods except for the above-mentioned investment disposal gain. Under the Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

On December 29, 2018, the Standing Committee of the National People’s Congress amended the PRC Enterprise Income Tax Law, which was issued on March 16, 2007. The Implementing Regulations of the Law of the PRC on Enterprise Income Tax was issued on December 6, 2007 and became effective on January 1, 2008. Under the PRC Enterprise Income Tax Law and its implementation rules, a standard 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions.

Autohome WFOE, Beijing Autohome Technologies Co., Ltd., or Beijing Autohome Technologies, and Beijing Prbrownies were recognized as “HNTE” in September 2010, July 2015 and February 2016, respectively, and are eligible for a 15% preferential tax rate effective through 2019, 2020 and 2020, respectively, upon the completion of their filings with the relevant tax authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China. Autohome WFOE and Beijing Autohome Technologies further enjoy a more preferential tax treatment as they, together with Beijing Prbrownies, were accredited as key software enterprises under the relevant PRC laws and regulations. Beijing Prbrownies was exempt from income tax for the tax years of 2015 and 2016 and is qualified for the preferential enterprise tax rate of 10% for the tax year of 2017 and could continue to enjoy a tax rate of 10% for the tax years thereafter, provided that it continues to complete the relevant governmental filing and maintain its status as a key software enterprise during each relevant tax year. Similarly, each of Autohome WFOE and Beijing Autohome Technologies is qualified for the preferential enterprise tax rate of 10% for the tax year of 2017 and could continue to enjoy a tax rate of 10% for the tax years thereafter, provided that it continues to complete the relevant governmental filing and maintain its status as a key software enterprise during each relevant tax year. Chengdu Prbrownies Software Co., Ltd., or Chengdu Prbrownies, was accredited as a software enterprise under the relevant PRC laws and regulations and was exempt from enterprise income tax for the tax year of 2017. It could be exempt from enterprise income tax for the tax year of 2018, followed by a 50% reduction in the statutory income tax rate of 25% for the tax years of 2019, 2020 and 2021 provided that it continues to maintain its status as a software enterprise during each relevant tax year.

Pursuant to the Circular on Income Tax Policies for Further Encouraging the Development of Software Industry and Integrated Circuit Industry jointly issued by the SAT and the MOF on April 20, 2012, and the Circular on Issues concerning Preferential Enterprise Income Tax Policies for Software and Integrated Circuit Industries jointly issued by the MOF, the SAT, the NDRC and the MIIT on May 4, 2016, eligible software enterprises which pass annual review and filing by the relevant tax authorities can enjoy exemption of enterprise income tax for the first and second year as calculated from the profit making year or no later than December 31, 2017 if no profit is made prior to that date, and thereafter enjoy half of the statutory rate of 25% for the third through fifth year thereafter until the expiration of the preferential period. Beijing Prbrownies started to make profit since 2015, and it passed the review and filing as an eligible software enterprise by the relevant tax authorities in 2016 and 2017, which qualified it for the exemption of enterprise income tax for the tax years of 2015 and 2016. As each of Beijing Prbrownies, Autohome WFOE and Beijing Autohome Technologies, has further registered as a key software enterprise in 2018, it enjoyed a reduced enterprise income tax of 10% for tax year of 2017. Going forward, if any of Autohome WFOE, Beijing Autohome Technologies and Beijing Prbrownies fails to complete the filing and registration with the relevant tax authorities, it will no longer enjoy the preferential tax rate, and the applicable enterprise income tax rate may increase to up to 15% as an HNTE if it still maintains the HNTE qualification, or up to 25% if it loses the HNTE qualification. If Chengdu Prbrownies fails to maintain its software enterprise qualification, it will automatically forfeit the preferential tax treatment described above.

Except for the above-mentioned entities, our remaining PRC subsidiaries and all the VIEs were subject to enterprise income tax at a rate of 25% for 2016, 2017 and 2018.

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

Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (a) our selection of critical accounting policies, (b) the judgment and other uncertainties affecting the application of such policies and (c) the sensitivity of reported results to changes in conditions and assumptions. For further information on our significant accounting policies, see Note 2 to our consolidated financial statements for 2016, 2017 and 2018. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. We believe the following critical accounting policies are most significant to the presentation of our financial statements and some of which may require the most difficult, subjective and complex judgments. They should be read in conjunction with our consolidated financial statements, the risks and uncertainties of which are described under “Item 3. Key Information—D. Risk Factors” and other disclosures included in this annual report.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which amended the existing accounting standards for revenue recognition. Subsequently, the FASB issued several amendments and updates to the new revenue guidance. We adopted the new revenue guidance beginning January 1, 2018 by applying the modified retrospective method to those contracts that are not completed as of January 1, 2018, with the comparative information not being adjusted and continuing to be reported under ASC 605. The most significant impact on us is the change from the presentation of VAT on gross basis to net basis. This change reduces revenues and cost of revenues for the gross amount of VAT collected and paid, respectively, and presents VAT refunds as a component of other income, net. This change has no impact on the determination of the amount or timing of services and other revenue to be recognized and is only a change in classification. There were no adjustments to the opening balance of retained earnings upon initially applying the new guidance. Adoption of the new revenue recognition standards had no impact to our consolidated balance sheet, consolidated statement of cash flows, or consolidated statement of changes in shareholders’ equity for the year ended December 31, 2018.

The following table illustrates the effect of the adoption of ASC 606 by presenting a comparison of selected line items from our consolidated statement of operational data for the year ended December 31, 2018:

	For the Year Ended December 31, 2018
	Under Previous revenue guidance	Effects of new revenue guidance	Under New revenue guidance
Net revenues
Media services	3,718,748	(210,494)	3,508,254
Leads generation services	3,274,619	(403,623)	2,870,996
Online marketplace and others	919,368	(65,467)	853,901

Total net revenues	7,912,735	(679,584)	7,233,151

Cost of revenues	(1,210,545)	390,257	(820,288)

Gross profit	6,702,190	(289,327)	6,412,863

Other income, net	52,064	289,327	341,391
Operating profit	2,868,925	—	2,868,925
Net income attributable to Autohome Inc.	2,871,015	—	2,871,015

Our revenues are derived from media services, leads generation services and online marketplace and others. Under Topic 606, revenues are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The recognition of revenue involves certain management judgments including identification of performance obligations, stand-alone selling price for each performance obligation and estimation of variable consideration represented by sales rebates. We provide rebates to agency companies based on cumulative annual advertising and service volume, which are accounted for as variable consideration. We estimate our obligations under such agreements applying the expected value or most likely estimate, based on an evaluation of the likelihood of the agency companies’ achievement of the advertising and service volume targets and evaluation of the agency companies’ purchase trends and history. A refund liability, included in accrued expenses and other payables, is recognized for expected sales rebates payable to agency companies in relation to advertising services provided until the end of the reporting period. We recognize revenue for the amount of fees we receive from the customers, after deducting these sales rebates, and net of VAT collected from customers. We believe that there will not be significant changes to our estimates of variable consideration and updates the estimate at each reporting period as actual utilization becomes available.

We determine revenue recognition through the following steps:

•	identification of the contract, or contracts, with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when, or as, we satisfy a performance obligation.

Media services

Media services revenues mainly include revenues from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices. The majority of our online advertising service contracts involve multiple deliverables or performance obligations presented on PC and mobile platforms and in different formats, such as banner advertisements, links and logos, other media insertions and promotional activities that are delivered over different periods of time.

Revenue is allocated among these different deliverables based on their relative stand-alone selling prices. We generally determine the stand-alone selling price as the observable price of a product or service charged to customers when sold on a stand-alone basis. Advertising services are primarily delivered based on cost per day (“CPD”) pricing model. For CPD advertising arrangements, revenue is recognized when the corresponding advertisements are published over the stated display period. For certain marketing campaigns and promotional activities services, revenue is recognized when the corresponding services have been rendered.

Leads generation services

Leads generation services primarily include revenues from (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, (iii) used car listing services and other value-added services. Under the dealer subscription services, we make available throughout the subscription period a webpage linked to our websites and mobile applications where the dealers can publish information such as the pricing of their products, locations and addresses and other related information. Advanced payment is normally made for the dealer subscription services and revenue is recognized over time on a straight line basis as services are constantly provided over the subscription period. For the advertising services sold to individual dealers, revenue is recognized when the advertisement is published over the stated display period. The used car listing services primarily include listing and display of used vehicles and generation of sales leads through our platform. Our used car marketplace acts as a user interface that allows potential used car buyers to identify listings that meet their specific requirements and contact the relevant sellers. Our service fee is charged based on the number of displayed days, or quantity of sales leads delivered. Revenue is recognized at a point in time upon the display of vehicles or the delivery of sales leads.

Online marketplace and others

Online marketplace and others revenues primarily consist of revenues related to new car and used car marketplace, auto-financing business, data products, and others. For the new car and used car marketplace and auto-financing business, we provide platform-based services including facilitation of transactions, transaction-oriented marketing solutions, generation of sales leads and insurance brokerage service. For the new car marketplace, we also act as the platform allowing users to review automotive-related information, purchase coupons offered by automakers for discounts and make purchases to complete transaction. For our used car marketplace, we act as a C2B2C transaction system that facilitates the used car transaction between sellers and buyers and charge service fee per each sale. For the auto-financing business, we provide a platform which serves as a bridge to match users and automobile sellers that have auto financing needs with our cooperative financial institutions that offer a variety of products covering merchant loans, consumer loans, leases and insurance services. The auto-financing service fee is charged on a per sale or lead basis. The service fee is recognized at a point in time when the relevant information is displayed, marketing solution package is delivered, when the sales leads are delivered or upon the successful facilitation of a transaction. For the data products, we provide data analysis reports and data-driven intelligent sales and marketing tools for automakers and dealers and recognize revenue at a point in time upon the delivery of reports or over the period of the consumption or utilization of marketing tools by the automakers and dealers.

Contract Balances

Payment terms and conditions vary by contract and service types. However, excluding dealer subscription and used car listing, the rest of service contracts usually require payment within several months of service delivery. The term between billings and when payment is due is not significant and we generally do not provide significant financing terms. Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when we have satisfied our performance obligations and have the unconditional right to collect payment. Non-refundable payments in advance of revenue recognition are recorded as deferred revenue and recognized as revenue along with the fulfillment of performance obligations. Deferred revenue is primarily related to the advanced payment related to dealer subscription services and used car listings under leads generation services. The beginning balance of deferred revenue of RMB1.4 billion was fully recognized as revenue for the year ended December 31, 2018. There was no significant change in contract liability balance for the year ended December 31, 2018.

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. An accounts receivable balance is written off after all collection effort has ceased.

Practical Expedients and Exemptions

We have elected to use the practical expedient to not disclose the remaining performance obligations for contracts that have durations of one year or less. We do not have significant remaining performance obligations in excess of one year. For the remaining performance obligations as of December 31, 2018, most of them are to be recognized within a year.

The revenue standard requires us to recognize an asset for the incremental costs of obtaining a contract with a customer if the benefit of those costs is expected to be longer than one year. We have determined that sales commission for sales personnel meet the requirements of capitalization. However, we apply a practical expedient to expense these costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.

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

Fair Value Measurements of Financial Instruments

Our financial instruments primarily comprise of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, prepaid expenses and other current assets, other non-current assets, accrued expenses and other payables, and amounts due to related parties. The carrying values of these financial instruments excluding other non-current assets approximated their fair values due to the short-term maturity of these instruments.

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

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Our goodwill at December 31, 2017 and 2018 were related to our acquisition of Cheerbright, China Topside and Norstar. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

Our management has determined that we represent the lowest level within the entity at which goodwill is monitored for internal management purposes. Our management evaluated the recoverability of goodwill by performing a qualitative assessment before using a two-step impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, our management determined that it is more-likely-than-not that the fair value of the reporting unit is in excess of its carrying amount. Therefore, our management concluded that it was not necessary to proceed to the two-step goodwill impairment test. As of December 31, 2017 and 2018, goodwill was RMB1.5 billion and RMB1.5 billion (US$218.8 million), respectively. No impairment loss was recorded for any of the years presented.

If we reorganize our reporting structure in a manner that changes the composition of one or more of its reporting units, goodwill is reassigned based on the relative fair value of each of the affected reporting units.

Other non-current assets

Other non-current assets are primarily comprised of an investment in TTP in the form of a three-year convertible bond with an annual 8% compound interest rate, in an aggregate principal amount of US$100 million. Concurrently with the issuance of the convertible bond, we were granted the right to purchase an additional 8.0% convertible bond in an aggregate principal amount of US$65 million, to be issued by TTP upon our request from time to time, within three years after the consummation of transaction in June 2018. On or prior to June 11, 2021, the maturity date, unless extended otherwise, any or all of the outstanding principal under the bond is automatically convertible into preferred shares of TTP subject to certain conditions, or optionally convertible into preferred shares of TTP at our discretion.

A convertible bond that is not within the scope of ASC 320 “Investments - debt and equity securities” is accounted for under ASC 310 “Receivables.” The initial investment amount of US$100 million was first allocated, based on fair value, to any free standing instrument that was purchased together with the convertible loan, and to any embedded features requiring separate recognition under ASC 815 “Derivatives and Hedging.” The US$65 million warrant was recognized as a freestanding financial derivative and recorded at its fair value; any subsequent changes in fair value will be recognized in earnings. There were no embedded features that required separate recognition. After allocation, the remaining investment amount was recognized as the convertible bond. The difference between the carrying value and face value of the convertible bond, after allocation, was treated as a discount on convertible bond and is amortized and recognized as interest income using the effective interest method. The convertible bond is carried at its amortized cost, net of the discount.

According to ASC 310-10-35, a loan receivable should be evaluated for impairment at each reporting period. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. All amounts due according to the contractual terms means that both the contractual interest payments and the contractual principal payments of a loan will be collected as scheduled in the loan agreement.

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

Results of Operations

The following table presents our results of operations in absolute amounts and as a percentage of our total net revenues for the years indicated.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues
Media services	2,203,099	41.2%	2,892,333	51.2%	3,508,254	510,254	48.5%
Leads generation services	1,677,502	31.4	2,288,281	40.5	2,870,996	417,569	39.7
Online marketplace and others	1,463,992	27.4	466,709	8.3	853,901	124,195	11.8

Total net revenues	5,344,593	100.0	5,647,323	100.0	7,233,151	1,052,018	100.0
Cost of revenues(1)	(1,934,802)	(36.2)	(1,006,000)	(17.8)	(820,288)	(119,306)	(11.3)

Gross Profit	3,409,791	63.8	4,641,323	82.2	6,412,863	932,712	88.7
Operating expenses
Sales and marketing expenses(1)	(1,536,939)	(28.8)	(1,647,519)	(29.2)	(2,435,236)	(354,190)	(33.6)
General and administrative expenses(1)	(306,794)	(5.7)	(281,951)	(5.0)	(314,846)	(45,792)	(4.4)
Product development expenses(1)	(571,354)	(10.7)	(878,773)	(15.6)	(1,135,247)	(165,115)	(15.7)

Total operating expense	(2,415,087)	(45.2)	(2,808,243)	(49.8)	(3,885,329)	(565,097)	(53.7)
Other income, net	172,618	3.2	218,750	3.9	341,391	49,653	4.7
Operating profit	1,167,322	21.8	2,051,830	36.3	2,868,925	417,268	39.7

Interest income	88,168	1.6	220,282	3.9	358,811	52,187	5.0
Earnings/(loss) from equity method investments	(6,638)	(0.1)	(10,571)	(0.2)	24,702	3,593	0.3
Fair value change of other non-current assets	—	—	—	—	(11,017)	(1,602)	(0.2)

Income before income taxes	1,248,852	23.3	2,261,541	40.0	3,241,421	471,446	44.8
Income tax expense	(32,629)	(0.6)	(267,082)	(4.7)	(377,890)	(54,962)	(5.2)

Net income	1,216,223	22.7	1,994,459	35.3	2,863,531	416,484	39.6

Net loss attributable to noncontrolling interests	11,691	0.2	7,160	0.1	7,484	1,089	0.1
Net income attributable to Autohome Inc.	1,227,914	22.9	2,001,619	35.4	2,871,015	417,573	39.7

Note:

(1)	Including share-based compensation expenses as follows:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of Share-Based Compensation Expenses
Cost of revenues	12,310	0.2%	15,166	0.3%	16,112	2,343	0.2%
Sales and marketing expenses	50,814	1.0	53,064	0.9	61,599	8,959	0.9
General and administrative expenses	77,965	1.5	59,954	1.1	55,992	8,144	0.8
Product development expenses	54,304	1.0	49,602	0.9	68,622	9,981	0.9

Total share-based compensation expenses	195,393	3.7	177,786	3.2	202,325	29,427	2.8

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues. Our net revenues increased by 28.1% from RMB5,647.3 million in 2017 to RMB7,233.2 million (US$1,052.0 million) in 2018. This increase was due to a 23.1% increase in combined revenues from media and leads generation services, and an 83.0% increase in online marketplace and others revenue, partially offset by the close of direct vehicle sales as part of our implementation of an asset-light strategy.

Media services. Our media services revenues increased by 21.3% from RMB2,892.3 million in 2017 to RMB3,508.3 million (US$510.3 million) in 2018. This increase was due to increased revenue from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices.

The increase in revenues from our media services was primarily attributable to 18.9% increase in average revenue per automaker advertiser from RMB28.6 million in 2017 to RMB34.1 million (US$5.0 million) in 2018, as automakers continued to allocate a greater portion of their advertising budgets to our online advertising and marketing channels, with increasingly diversified and optimized portfolio of products being offered.

Leads generation services. Leads generation services revenues increased by 25.5% from RMB2,288.3 million in 2017 to RMB2,871.0 million (US$417.6 million) in 2018. The increase in leads generation services revenues was mainly driven by a 19.1% increase in average revenue per paying dealer from RMB84.2 thousand in 2017 to RMB100.3 thousand (US$14.6 thousand) in 2018, as well as an expanded dealer client base. We provided leads generation services to 28,613 dealers in 2018, compared to 27,167 dealers in 2017.

Online marketplace and others. Revenues from online marketplace and others increased by 83.0% from RMB466.7 million in 2017 to RMB853.9 million (US$124.2 million) in 2018. Excluding direct vehicle sales in 2017, the year-over-year increase would have been 429.4%. This increase was primarily attributable to the increased contribution from auto-financing business and data products and others. Revenues from online marketplace and others in 2018 consisted of revenues related to new car and used car marketplace business, auto-financing business, data products and others. Revenues from direct vehicle sales account for 65.4% and nil of revenues from online marketplace and others in 2017 and 2018, respectively.

Cost of Revenues. Our cost of revenues decreased by 18.5% from RMB1,006.0 million in 2017 to RMB820.3 million (US$119.3 million) in 2018. Excluding the cost of direct vehicle sales in 2017, cost of revenues would have increased 16.1% compared to 2017.

Content-related Costs. Our content-related costs increased by 12.9% from RMB390.9 million in 2017 to RMB441.5 million (US$64.2 million) in 2018, primarily due to a 22.6% increase of salaries and benefits of our editorial personnel (including share-based compensation expenses) from RMB139.5 million in 2017 to RMB171.0 million (US$24.9 million) in 2018. Our content-related costs included share-based compensation expenses, which increased from RMB15.2 million in 2017 to RMB16.1 million (US$2.3 million) in 2018.

Depreciation and Amortization Expenses. Our depreciation and amortization expenses were RMB41.6 million (US$6.1 million) in 2018, compared to RMB41.6 million in 2017.

Bandwidth and IDC Costs. Our bandwidth and IDC costs increased by 17.2% from RMB89.9 million in 2017 to RMB105.3 million (US$15.3 million) in 2018, primarily due to increased bandwidth and IDC requirements to fulfill the growth of our user traffic, improve the user experience and enhance our big data analytics capabilities.

Tax Surcharges. Tax surcharges increased by 26.0% from RMB184.1 million for 2017 to RMB231.9 million (US$33.7 million) in 2018, as a result of increased revenues.

Operating Expenses. Our operating expenses increased by 38.4% from RMB2,808.2 million in 2017 to RMB3,885.3 million (US$565.1 million) in 2018, primarily due to increases in sales and marketing expenses and product development expenses as we continued to reinvest in future growth opportunities.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 47.8% from RMB1,647.5 million in 2017 to RMB2,435.2 million (US$354.2 million) in 2018. This increase was primarily due to (i) an increase in marketing and promotional expenses from RMB994.4 million in 2017 to RMB1,650.9 million (US$240.1 million) in 2018, mainly in connection with the increased offline execution along with business development and promotion and branding expenses related to our platform, and (ii) an 18.3% increase in salaries and benefits (including share-based compensation expenses) from RMB555.8 million in 2017 to RMB657.6 million (US$95.6 million) in 2018, which is in line with our overall growth. As a percentage of net revenues, sales and marketing expenses were 33.6% in 2018, compared to 29.2% in 2017. Our sales and marketing expenses in 2018 included share-based compensation expenses of RMB61.6 million (US$9.0 million), compared to RMB53.1 million in 2017.

General and Administrative Expenses. Our general and administrative expenses increased by 11.7% from RMB282.0 million in 2017 to RMB314.8 million (US$45.8 million) in 2018. This increase was primarily attributable to a 15.2% increase in salaries and benefits (including share-based compensation expenses) from RMB181.7 million in 2017 to RMB209.2 million (US$30.4 million) in 2018. As a percentage of net revenues, general and administrative expenses decreased from 5.0% in 2017 to 4.4% in 2018. Our general and administrative expenses for 2018 included share-based compensation expenses of RMB56.0 million (US$8.1 million), compared to RMB60.0 million in 2017.

Product Development Expenses. Our product development expenses increased by 29.2% from RMB878.8 million in 2017 to RMB1,135.2 million (US$165.1 million) in 2018. The increase was primarily due to a 25.6% increase in salaries and benefits (including share-based compensation expenses) from RMB713.6 million in 2017 to RMB896.5 million (US$130.4 million) in 2018, as a result of the increase in product development headcount, which is in line with our overall growth and continued reinvestment in future growth opportunities. As a percentage of net revenues, product development expenses were 15.7% in 2018, compared to 15.6% in 2017. Our product development expenses for 2018 included share-based compensation expenses of RMB68.6 million (US$10.0 million), compared to RMB49.6 million in 2017.

Other income, net. Our other income, net, primarily consists of VAT refund, government grants and others. Other income, net, was RMB341.4 million (US$49.7 million) in 2018, compared to RMB218.8 million in 2017.

Income before Income Taxes. Our income before income taxes was RMB3,241.4 million (US$471.4 million) in 2018 compared to RMB2,261.5 million in 2017.

Income Tax Expense. We incurred income tax expense of RMB377.9 million (US$55.0 million) in 2018, representing a 41.5% increase compared with RMB267.1 million in 2017, primarily due to an increase in taxable income.

Net Income Attributable to Autohome Inc. As a result of the foregoing, we had net income attributable to Autohome Inc. of RMB2,871.0 million (US$417.6 million) in 2018, increased by 43.4% compared to net income attributable to Autohome Inc. of RMB2,001.6 million in 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues. Our net revenues increased by 5.7% from RMB5,344.6 million in 2016 to RMB5,647.3 million in 2017. This increase was due to a 33.5% increase in combined revenues from media and leads generation services, partially offset by the decrease in revenues from direct vehicle sales as part of the Company’s implementation of an asset-light strategy.

Media services. Our media services revenues increased by 31.3% from RMB2,203.1 million in 2016 to RMB2,892.3 million in 2017. This increase was due to increased revenue from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices.

The increase in revenues from our media services was attributable to 23.5% increase in average revenue per automaker advertiser from RMB23.2 million in 2016 to RMB28.6 million in 2017, as automakers continued to allocate more of their advertising budgets to our online advertising and marketing channels, with increasingly diversified and optimized portfolio of products being offered.

Leads generation services. Leads generation services revenues increased by 36.4% from RMB1,677.5 million in 2016 to RMB2,288.3 million in 2017. The increase in leads generation services revenues was mainly driven by 21.0% year-over-year increase in average revenue per paying dealer from RMB69.6 thousand in 2016 to RMB84.2 thousand in 2017 as dealers continue to allocate a greater portion of their budgets to our services, as well as an expanded dealer client base. We provided leads generation services to 27,167 dealers in 2017, compared with 24,096 dealers in 2016.

Online marketplace and others. Revenues from online marketplace and others were RMB466.7 million in 2017, compared to RMB1,464.0 million in 2016. Revenues from direct vehicle sales account for 95.3% and 65.4% of revenues from online marketplace and others in 2016 and 2017, respectively.

Cost of Revenues. Our cost of revenues decreased by 48.0% from RMB1,934.8 million in 2016 to RMB1,006.0 million in 2017, primarily due to a decrease in cost of sales related to direct vehicle sales.

Content-related Costs. Our content-related costs increased by 45.1% from RMB269.3 million in 2016 to RMB390.9 million in 2017, primarily due to a 20.3% increase of salaries and benefits of our editorial personnel (including share-based compensation expenses) from RMB116.0 million in 2016 to RMB139.5 million in 2017. Our content-related costs included share-based compensation expenses, which increased from RMB12.3 million in 2016 to RMB15.2 million in 2017.

Depreciation and Amortization Expenses. Our depreciation and amortization expenses were RMB41.6 million in 2017, compared to RMB42.6 million in 2016.

Bandwidth and IDC Costs. Our bandwidth and IDC costs increased by 73.6% from RMB51.8 million in 2016 to RMB89.9 million in 2017, primarily due to increased bandwidth and IDC requirements to fulfill the growth of our user traffic, improve the user experience and enhance our big data analytics capabilities.

Tax Surcharges. Tax surcharges increased by 38.9% from RMB132.5 million for 2016 to RMB184.1 million in 2017, as a result of increased revenues.

Cost of sales. Cost of sales was RMB299.5 million in 2017, compared to RMB1,438.6 million in 2016. RMB50.2 million and RMB1.5 million of write-down was recorded in cost of sales in 2016 and 2017, respectively.

Operating Expenses. Our operating expenses increased by 16.3% from RMB2,415.1 million in 2016 to RMB2,808.2 million in 2017, primarily due to increases in product development expenses and sales and marketing expenses.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 7.2% from RMB1,536.9 million in 2016 to RMB1,647.5 million in 2017. This increase was primarily due to (i) a 13.1% increase in marketing and promotional expenses from RMB879.1 million in 2016 to RMB994.4 million in 2017, mainly in connection with the promotion of our mobile platforms and offline execution and promotional expenses, and (ii) a 5.1% increase in salaries and benefits (including share-based compensation expenses) from RMB528.6 million in 2016 to RMB555.8 million in 2017, which is in line with our overall growth. As a percentage of net revenues, sales and marketing expenses were 29.2% in 2017, compared to 28.8% in 2016. Our sales and marketing expenses in 2017 included share-based compensation expenses of RMB53.1 million, compared to RMB50.8 million in 2016.

General and Administrative Expenses. Our general and administrative expenses decreased by 8.1% from RMB306.8 million in 2016 to RMB282.0 million in 2017. This decrease was primarily attributable to a 4.6% decrease in salaries and benefits (including share-based compensation expenses) from RMB190.4 million in 2016 to RMB181.7 million in 2017. As a percentage of net revenues, general and administrative expenses decreased from 5.7% in 2016 to 5.0% in 2017. Our general and administrative expenses for 2017 included share-based compensation expenses of RMB60.0 million, compared to RMB78.0 million in 2016.

Product Development Expenses. Our product development expenses increased by 53.8% from RMB571.4 million in 2016 to RMB878.8 million in 2017. The increase was primarily attributable to a 41.1% increase in salaries and benefits (including share-based compensation expenses) from RMB505.7 million in 2016 to RMB713.6 million in 2017, as a result of the increase in product development headcount, which is in line with our overall growth and continued reinvestment in future growth opportunities. As a percentage of net revenues, product development expenses increased from 10.7% in 2016 to 15.6% in 2017. Our product development expenses for 2017 included share-based compensation expenses of RMB49.6 million, compared to RMB54.3 million in 2016.

Other income, net. Our other income, net, primarily consists of VAT refund, government grants and others. Other income, net, was RMB218.8 million in 2017, compared to RMB172.6 million in 2016.

Income before Income Taxes. Our income before income taxes was RMB2,261.5 million in 2017, compared to RMB1,248.9 million in 2016.

Income Tax Expense. We incurred income tax expense of RMB267.1 million in 2017, a significant increase compared with RMB32.6 million in 2016, primarily due to an increase in taxable income and withholding tax liability associated with special cash dividend.

Net Income Attributable to Autohome Inc. As a result of the foregoing, we had net income attributable to Autohome Inc. of RMB2,001.6 million in 2017, increased by 63.0% compared with net income attributable to Autohome Inc. of RMB1,227.9 million in 2016.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.0%, 1.6% and 2.1% in 2016, 2017 and 2018, and the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity are cash generated from our operating activities and our issuance of ADSs. In December 2013, we completed our initial public offering and raised net proceeds of US$142.6 million, after deducting underwriting commissions and discounts and expenses. In November 2014, we completed our 2014 Offering and raised net proceeds of US$97.3 million, after deducting underwriting commissions and discounts and expenses. Our principal uses of cash for 2016, 2017 and 2018 were primarily composed of operating activities, including employee compensation, tax expenses, promotion and marketing expenses, bandwidth and IDC costs, investment in research and development, investing activities including equity and strategic investments and other capital expenditures, and payment of dividends. As of December 31, 2018, we had cash and cash equivalents, restricted cash and short-term investments altogether amounting to RMB10.1 billion (US$1,464.1 million).

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

We adopted ASU No. 2016-18, Statement of Cash Flows (Topic 320): Restricted Cash, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents, starting from the first quarter of 2018 on a retrospective basis. After the adoption of this ASU, restricted cash of RMB61,091 as of January 1, 2016 and RMB9,319 as of December 31, 2016, respectively, was included in cash and cash equivalents when reconciling the beginning- and end-of-period total amounts shown on our statement of cash flows. As a result, the change in restricted cash of RMB51,772 and RMB9,319 was excluded from cash from operating activities for 2016 and 2017, respectively.

The following table provides a reconciliation of the amount of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets to the total of the same such amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2016	2017	2018
	(RMB in thousands)
Amounts shown in Consolidated Balance Sheets:
Cash and cash equivalents	3,293,911	911,588	211,970
Restricted cash	9,319	—	5,000
Total cash, cash equivalents and restricted cash as shown in Consolidated Statements of Cash Flows	3,303,230	911,588	216,970

The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	1,574,124	2,463,699	3,111,438	452,541
Net cash used in investing activities	(514,906)	(4,913,827)	(3,301,239)	(480,146)
Net cash generated from /(used in) financing activities	27,920	61,070	(543,968)	(79,116)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	2,354	(2,584)	39,151	5,693

Net increase/(decrease) in cash and cash equivalents and restricted cash	1,089,492	(2,391,642)	(694,618)	(101,028)
Cash and cash equivalents and restricted cash at beginning of year	2,213,738	3,303,230	911,588	132,585

Cash and cash equivalents and restricted cash at end of year	3,303,230	911,588	216,970	31,557

Operating Activities

Net cash generated from operating activities was RMB3,111.4 million (US$452.5 million) for 2018. This amount was primarily attributable to net income of RMB2,863.5 million (US$416.5 million), (a) adjusted for (i) certain non-cash items, primarily including share-based compensation expenses of RMB202.3 million (US$29.4 million), deferred income taxes of RMB102.1 million (US$14.9 million), depreciation of property and equipment of RMB90.3 million (US$13.1 million), interest income from convertible bond of RMB36.2 million (US$5.3 million), earnings from equity method investments of RMB24.7 million (US$3.6 million), and fair value change of short-term investments of RMB29.7 million (US$4.3 million) and (ii) changes in operating assets and liabilities that positively affected operating cash flow, primarily due to an increase in accrued expenses and other payables of RMB807.3 million (US$117.4 million), an increase in deferred revenue of RMB101.2 million (US$14.7 million), (b) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in accounts receivable of RMB904.3 million (US$131.5 million), an increase in prepaid expenses and other current assets of RMB62.8 million (US$9.1 million). The increase in accrued expenses and other payables was mainly due to the increase in accrued rebates to advertising agencies in accordance with the growth of media service revenues, increase in year-end bonuses to employees during the period and marketing expenses. The increase in deferred revenue was mainly attributable to the growth of our dealer subscription services. The increase in accounts receivable was primarily due to the increase of our media services and online marketplace and others services. The increase in prepaid expenses and other current assets was primarily attributable to advanced payment of VAT and surcharges and VAT refund receivable.

Net cash generated from operating activities was RMB2,463.7 million for 2017. This amount was primarily attributable to net income of RMB1,994.5 million, (a) adjusted for (i) certain non-cash items, primarily including share-based compensation expenses of RMB177.8 million, deferred income taxes of RMB12.3 million, depreciation of property and equipment of RMB81.9 million, loss from equity method investments of RMB10.6 million, and fair value change of short-term investments of RMB29.0 million and (ii) changes in operating assets and liabilities that positively affected operating cash flow, primarily due to an increase in accrued expenses and other payables of RMB425.3 million, an increase in deferred revenue of RMB397.3 million, a decrease in prepaid expenses and other current assets of RMB191.3 million and a decrease in inventory of RMB94.1 million, (b) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in accounts receivable of RMB688.9 million, decrease in income tax payable of RMB172.4 million, and a decrease in notes payable of RMB31.1 million. The increase in accrued expenses and other payables was mainly due to the increase in accrued rebates to advertising agencies in accordance with the growth of media service revenues, accrual for the year-end bonuses to employees during the period and marketing expenses. The increase in deferred revenue was mainly attributable to the growth of our dealer subscription services. The decrease in prepaid expenses and other current assets and inventories was attributable to the clearance of direct sales vehicle inventories. The decrease in notes payable was primarily due to the maturity and settlement of short-term bank acceptance notes used for the purchase of new vehicles. The increase in accounts receivable was primarily due to the increase of our media services.

Net cash generated from operating activities was RMB1,574.1 million for 2016. This amount was primarily attributable to net income of RMB1,216.2 million, (a) adjusted for (i) certain non-cash expenses, primarily share-based compensation expenses of RMB195.4 million, deferred income taxes of RMB103.8 million, depreciation of property and equipment of RMB65.2 million, and write-down of inventories and prepayment for vehicle purchase cost of RMB50.2 million and (ii) changes in operating assets and liabilities that positively affected operating cash flow, primarily an increase in accrued expenses and other payables of RMB308.9 million and an increase in deferred revenue of RMB139.7 million, (b) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily a decrease in notes payable of RMB143.9 million, an increase in accounts receivable of RMB132.8 million and increase in prepaid expenses and other current assets of RMB77.6 million. The increase in accrued expenses and other payables was mainly due to the increase in accrued rebates to advertising agencies in accordance with growth of media service revenues, accrual for the year-end bonuses to employees during the period and customer deposit received. The increase in deferred revenue was mainly attributable to the growth of our dealer subscription services. The decrease in notes payable was primarily due to the maturity and settlement of short-term bank acceptance notes used for the purchase of new vehicles. The increase in accounts receivable was primarily due to the increase of our media services. The increase in prepaid expenses and other current assets was mainly due to the advance payment for purchase of new vehicles.

Investing Activities

Net cash used in investing activities was RMB3,301.2 million (US$480.1 million) in 2018, which was primarily attributable to the purchase of term deposits and adjustable-rate financial products, investment in TTP in the form of convertible bond and capital expenditures primarily related to the purchase of electronic equipment, partially offset by the cash inflow from our disposal of the Financing JV.

Net cash used in investing activities was RMB4,913.8 million in 2017, which was primarily attributable to the purchase of term deposits and adjustable-rate financial products, capital expenditures primarily related to the purchase of electronic equipment, purchase of operating license and investment in and disposal of equity investees.

Net cash used in investing activities was RMB514.9 million in 2016, which was primarily attributable to the purchase of term deposits and adjustable-rate financial products, capital expenditures primarily related to purchase of electronic equipment and leasehold improvements and investment in our new joint ventures.

Financing Activities

Net cash used in financing activities in 2018 was RMB544.0 million (US$79.1 million), which was attributable to payment of dividends, partially offset by proceeds from exercise of share-based awards.

Net cash generated from financing activities in 2017 was RMB61.1 million, which was attributable to proceeds from exercise of share-based awards.

Net cash generated from financing activities in 2016 was RMB27.9 million, which was primarily attributable to proceeds from exercise of share-based awards.

Capital Expenditures

Cash outflow in connection with capital expenditures amounted to RMB88.8 million, RMB86.4 million and RMB113.8 million (US$16.6 million) in 2016, 2017 and 2018, respectively. These capital expenditures were primarily used to purchase servers and other electronic equipment for our business.

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

Under PRC law, our PRC subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund and allocate at least 10% of their after-tax profits on an individual company basis as determined under PRC accounting standards to the general reserve, and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, they are also required to make appropriations to the enterprise expansion fund and staff welfare and bonus fund at the discretion of their respective boards of directors. Our VIEs in the PRC are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2016, 2017 and 2018, our PRC subsidiaries and our VIEs had appropriated RMB36.0 million, RMB51.8 million and RMB75.9 million (US$11.0 million), respectively, of retained earnings for their statutory reserves.

As a result of these PRC laws and regulations, prior to allocations of after-tax profits to the statutory reserves, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to us.

Foreign exchange and other regulation in the PRC may further restrict our PRC subsidiaries and VIEs from transferring funds to us in the form of dividends, loans and advances. As of December 31, 2017 and 2018, the amounts of the net restricted assets of our PRC subsidiaries and our VIEs were RMB6,789.4 million and RMB9,747.1 million (US$1,417.7 million), respectively.

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

We had an experienced product development team of 1,762 engineers as of December 31, 2018. Our past innovation has focused on helping users research, select and purchase suitable automobiles through our websites. We have also begun to develop additional products and services for our mobile applications and media-related technology, enhance the big data analytics capabilities as well as AR- and VR-related technologies. Our product development expenses were RMB571.4 million, RMB878.8 million and RMB1,135.2 million (US$165.1 million) for the years ended December 31, 2016, 2017 and 2018, respectively.

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2018 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosures of Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2018:

	Payments Due by Period
	Less than 1 Year	1 to 3 years	3 to 5 Years	More than 5 Years	Total
	(in thousands of RMB)
Operating lease obligations(1)	109,194	41,499	—	—	150,693

Note:

(1)	Operating lease obligations related to the lease of office space.

Rental expenses for the years ended December 31, 2016, 2017 and 2018 were RMB84.7 million, RMB95.7 million and RMB100.0 million (US$14.5 million), respectively.

G.	Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Min Lu	58	Chairman of the Board and Chief Executive Officer
Dong Liu	54	Director
Han Qiu	44	Director
Zheng Liu	50	Director
Junling Liu	54	Independent Director
Tianruo Pu	50	Independent Director
Dazong Wang	64	Independent Director
Jun Zou	48	Chief Financial Officer
Haifeng Shao	47	President

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

Mr. Dong Liu has served as our director since June 2016. Mr. Dong Liu joined Ping An Group in 2014 and is currently deputy general manager of China Ping An Trust Co., Ltd., or Ping An Trust, and the principal partner of Ping An Capital. Prior to joining Ping An Group, Mr. Liu was the chief representative of the Government of Singapore Investment Corporation, or GIC, Greater China, and a Senior Vice President of GIC from 2007 to 2014, a principal investment officer of the International Finance Corporation, a sister organization of the World Bank and member of the World Bank Group, in China from 2003 to 2007, a senior investment officer of the International Finance Corporation in Washington D.C. from 1998 to 2003 and a senior economist at The World Bank Group in Washington D.C. from 1994 to 1998. Mr. Liu has more than 20 years of international and domestic investment experience. Since returning to China in 2003, Mr. Liu has led investments in sectors such as the consumer, healthcare, education, environmental protection, financial services, technology and agribusiness industries.

Ms. Han Qiu has served as our director since June 2016. Ms. Han Qiu is the co-general manager of Shanghai One Connect Financial Technology Co., Ltd., a subsidiary of Ping An Group. With over 16 years of experience in finance, risk management and data science, Ms. Qiu has deep technical knowledge in big data and analytics. Prior to her current role, Ms. Qiu headed the Group Big Data Center at Ping An Group. In addition, Ms. Qiu has served as head of change at Standard Chartered Bank and vice president of business intelligence at Fullerton Financial Holdings/Temasek Holdings. Ms. Qiu has also previously worked as an associate at McKinsey & Company and held technical leadership positions at GE Money/GE Capital.

Mr. Zheng Liu has served as our director since December 2017. Mr. Liu currently serves as the deputy general manager of Ping An Property Insurance Company of China and the general director of its agency business unit. Mr. Liu has nearly 26 years of experience in business management and the industry of insurance, in particular property insurance. He joined Ping An Group in 1993 and has served consecutively as the assistant to the general manager, the deputy general manager and the general manager of Ping An Property Insurance Company of China’s Beijing Branch. In 2011, Mr. Liu was relocated to Ping An Property Insurance Company of China’s headquarters, and has since then served consecutively as its deputy general manager and general director of western China business unit, then its deputy general manager and general director of new sales channel business unit, and its deputy general manager and general director of northern Chines business unit. Mr. Zheng Liu received a Bachelor of Laws degree from Sun Yat-sen University in China.

Mr. Junling Liu has served as our independent director since January 2015. Mr. Liu is the co-founder, chairman and chief executive officer of 111, Inc. (NYSE: YI), an online healthcare cloud service provider. He co-founded and served as chief executive officer of YHD.com from 2008 to 2015. Prior to founding YHD.com, Mr. Liu served as the global vice president and president for mainland China and Hong Kong at Dell Inc. from 2006 to 2007. He also held various executive positions at internationally renowned technology companies such as Avaya China, Openwave Systems and Lucent Technologies Asia. Mr. Liu serves as an independent director of Hua Medicine (HKSE: 02552). Mr. Liu received his bachelor’s degree in education from Flinders University in Australia and master’s degree in international business administration from Flinders University. Mr. Liu became an inductee of China’s Thousand Talent Plan in 2012.

Mr. Tianruo Pu has served as our independent director since December 2016. Mr. Pu currently serves as an independent director and chairman of the audit committee of JMU Limited (Nasdaq: JMU), a Chinese e-commerce company, as an independent director and chairman of the audit committee of Renren Inc. (NYSE: RENN), a company operating a used auto business and SaaS business, and as an independent director and chairman of the audit committee of 3SBio Inc. (HKSE: 1530), a Chinese bio-pharmaceutical company. Mr. Pu has more than twenty years of work experience in finance and accounting in both the United States and China. Previously, Mr. Pu served as the chief financial officer of several companies including Zhaopin Limited (NYSE: ZPIN, now privatized), UTStarcom (Nasdaq: UTSI) and Nuokang Bio-Pharmaceutical. Mr. Pu received an MBA degree from Northwestern University’s Kellogg School of Management and a Master of Science degree in accounting from the University of Illinois.

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

Mr. Jun Zou has served as our chief financial officer since September 2017. Mr. Zou has over 25 years of experience in financial management and capital markets in the U.S., Europe and China. He most recently served as iDreamSky’s chief financial officer from 2014 to 2016, during which time he led the company’s initial public offering on the Nasdaq Global Select Market and the company’s subsequent privatization. Prior to joining iDreamSky, Mr. Zou served as the chief financial officer for several U.S.-listed Chinese companies, including E-Commerce China Dangdang Inc. (NYSE: DANG, now privatized), a leading business-to-consumer e-commerce company in China from 2012 to 2014, and Xunlei Limited (Nasdaq: XNET), a shared cloud computing and blockchain technology company in China, from 2010 to 2012. He has also worked as the chief financial officer for the global technical services business unit and the head of the global customer financing and treasury at Huawei Technologies, a Fortune 500 technology company in China from 2006 to 2008. Before returning to China, Mr. Zou served in progressive managerial roles in treasury, customer finance, strategic planning and eventually as global controller for the managed services business unit at Ericsson in the U.S. and Sweden. Mr. Zou received a master degree in business administration from the University of Texas in the U.S. and a bachelor degree in international business and economics from Shanghai International Studies University in China.

Mr. Haifeng Shao has served as our president since February 2018. Mr. Shao worked for Ping An Group for over 22 years, including 15 years as a senior manager in the financial services division, and seven years in its internet finance division. He joined Ping An Group in 1996 where he served successively as the General Assistant Manager of Ping An Life Insurance, Shanghai Branch; the Deputy General Manager of Ping An Life Insurance, Yunnan Branch; and the Deputy General Manager of Ping An Annuity Insurance. Starting 2012, Mr. Shao served as the General Manager of Ping An E-wallet. In 2016, Mr. Shao served as the General Manager of Ping An Finance One Connect. Mr. Shao received a Bachelor of Arts in Literature from Nanjing Normal University in China.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, we incurred an aggregate compensation expense of approximately RMB14.5 million (US$2.1 million) for our executive officers and directors (not including share-based compensation expenses). Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, housing fund and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. For additional information on share incentive grants to our directors and executive officers, see “—Share Incentive Plans.”

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

Share Incentive Plans

2011 Share Incentive Plan

In May 2011, we adopted our 2011 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of our Class A ordinary shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan, as currently in effect, is 7,843,100. As of March 31, 2019, options to purchase 27,520 Class A ordinary shares under the 2011 Share Incentive Plan at an exercise price of US$2.20 were outstanding. The following table summarizes, as of March 31, 2019, the outstanding options we had granted to our directors and officers and to other individuals as a group under our 2011 Share Incentive Plan:

Name	Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Individuals other than directors and officers as a group	27,520	US$2.20	December 19, 2011	Ten years after date of grant	Approximately four years from each date of grant

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

Term. Our 2011 Share Incentive Plan will continue in effect for a term of ten years from the later of (a) the date upon its adoption by our board of directors, or (b) the date of the most recent approval by our board of directors or shareholders of an increase in the number of shares reserved for issuance under the 2011 Share Incentive Plan.

Amendment and Termination. Our board of directors has the authority to amend, suspend or terminate the 2011 Share Incentive Plan. We will need to obtain a shareholder approval of any amendment to the 2011 Share Incentive Plan to the extent necessary and desirable to comply with applicable laws.

2013 Share Incentive Plan

We adopted the 2013 Share Incentive Plan in November 2013. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2013 Share Incentive Plan is 3,350,000. As of March 31, 2019, 481,920 restricted shares under the 2013 Share Incentive plan were outstanding. The following table summarizes, as of March 31, 2019, the outstanding awards we had granted to our directors and officers and to other individuals as a group under the 2013 Share Incentive Plan:

Name	Restricted Shares	Date of Grant	Vesting Schedule
Min Lu	*	March 23, 2017	Approximately four years from the date of grant
Junling Liu	*	December 19, 2016	Approximately four years from each date of grant
Tianruo Pu	*	December 19, 2016	Approximately four years from the date of grant
Dazong Wang	*	December 19, 2016	Approximately four years from the date of grant
Directors and officers as a group	*	Between December 19, 2016 to March 23, 2017	Approximately four years from each date of grant
Other individuals as a group	*	Between April 1, 2015 to April 13, 2017	Approximately four years from each date of grant

*	Less than one percent of our total outstanding share capital.

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

Term of the Options. The term of each option grant shall normally be no more than ten years from the date of the grant. If the grantee is an employee of ours who owns shares representing more than ten percent of the voting power of all classes of our shares immediately prior to the time the option is granted, then the term of the grant shall be no more than five years from the date of the grant.

Vesting Schedule and Condition. In general, the plan administrator determines the vesting schedule and vesting condition, which is set forth in the award agreement.

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

Amended and Restated 2016 Share Incentive Plan

Our board of directors adopted and amended the 2016 Share Incentive Plan, or the Amended and Restated 2016 Plan, in March 2017 and April 2017, respectively. The Amended and Restated 2016 Plan was approved by our parent company, Ping An Insurance (Group) Company of China, Ltd., a company listed on the Hong Kong Stock Exchange, at its general meeting on June 16, 2017 and was subsequently approved, confirmed and ratified by our shareholders at our extraordinary general meeting of shareholders on June 27, 2017. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2016 Plan is 4,890,000. As of March 31, 2019, options to purchase 1,110,159 Class A ordinary shares under the Amended and Restated 2016 Plan at exercise prices ranging from US$22.19 to US$83.27 were outstanding. The following table summarizes, as of March 31, 2019, the outstanding options we had granted to our directors and officers and to other individuals as a group under the Amended and Restated 2016 Plan:

Name	Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Min Lu	*	29.55	July 11, 2017	Ten years after grant date	Approximately four years from the date of grant
	*	77.84	August 29, 2018	Ten years after grant date	Approximately four years from the date of grant
Dong Liu	*	58.68	January 1, 2018	Ten years after grant date	Approximately four years from the date of grant
Jun Zou	*	65.10	December 1, 2017	Ten years after grant date	Approximately four years from the date of grant
	*	77.84	August 29, 2018	Ten years after grant date	Approximately four years from the date of grant
Haifeng Shao	*	69.90	March 22, 2018	Ten years after grant date	Approximately four years from the date of grant
	*	77.84	August 29, 2018	Ten years after grant date	Approximately four years from the date of grant
Directors and officers as a group	*	29.55~ 77.84	Between July 11, 2017 and August 29, 2018	Ten years after grant date	Approximately four years from each date of grant
Other individuals as a group	*	22.19~ 83.27	Between June 3, 2016 and October 1, 2018	Ten years after grant date	Approximately three or four years from each date of grant

*	Less than one percent of our total outstanding share capital.

The following paragraphs describe the principal terms of the Amended and Restated 2016 Plan:

Types of Awards. The Amended and Restated 2016 Plan permits the awards of options, restricted shares, restricted share units and share appreciation rights. The following briefly describe the principal features of the various awards that may be granted under the Amended and Restated 2016 Plan.

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

The options shall lapse (to the extent not already exercised) automatically on the earliest of: (i) expiry of the term of any option, (ii) the date of termination of employment for certain causes, (iii) expiry of the 60-day period from the date of voluntary resignation of the participant, (iv) the date of termination of such other contract or agreement constituting a participant for his breach of the terms thereof or in accordance with the termination provisions of such contract or agreement by any contracting party, (v) expiry of the three-month period following the occurrence of an event which causes the participant to cease to be an eligible person, including ill-health, injury, disability, death or retirement, (vi) the date on which the resolution to voluntarily wind up the Company is passed and the date of the commencement of winding up of the Company.

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

•

Share Appreciation Rights. Share appreciation rights may be granted under our Amended and Restated 2016 Plan. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our Class A ordinary shares between the exercise date and the date of grant. The exercise price of share appreciation rights granted under our Amended and Restated 2016 Plan must at least be equal to the fair market value of our Class A ordinary shares on the grant date. The plan administrator determines the terms of share appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with our ordinary shares, or a combination thereof. Share appreciation rights expire under the same rules that apply to options.

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

Term of the Options. The term of each option grant shall normally be no more than ten years from the date of the grant. If the grantee is an employee of ours who owns shares representing more than ten percent of the voting power of all classes of our shares immediately prior to the time the option is granted, then the term of the grant shall be no more than five years from the date of the grant.

Vesting Schedule and Condition. In general, the plan administrator determines the vesting schedule and condition, which is set forth in the award agreement.

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

Amended 2016 Share Incentive Plan II

We adopted the 2016 Share Incentive Plan II (as amended by Amendment No. 1 to the 2016 Share Incentive Plan II), or the Amended 2016 Share Incentive Plan II, in December 2016. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the Amended 2016 Share Incentive Plan II is 3,000,000. As of March 31, 2019, 721,266 restricted shares under the Amended 2016 Share Incentive Plan II were outstanding.

The following table summarizes, as of March 31, 2019, the outstanding restricted shares that we had granted to our directors and officers and to other individuals as a group under our Amended 2016 Share Incentive Plan II.

Name	Restricted Shares	Date of Grant	Vesting Schedule
Jun Zou	*	December 1, 2017	Approximately four years from the date of grant
Haifeng Shao	*	March 22, 2018	Approximately four years from the date of grant
Directors and officers as a group	*	December 1, 2017; March 22, 2018	Approximately four years from each date of grant
Other individuals as a group	*	Between April 13, 2017 and March 22, 2019	Approximately two to four years from each date of grant

*	Less than one percent of our total outstanding share capital.

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

Vesting Schedule and Condition. In general, the plan administrator determines the vesting schedule and condition, which is set forth in the award agreement.

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

In 2018, our audit committee held meetings or passed resolutions by unanimous written consent six times.

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

In 2018, our compensation committee held meetings or passed resolutions by unanimous written consent seven times.

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

In 2018, our nominating and corporate governance committee held meetings or passed resolutions by unanimous written consent three times.

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

We had 3,752, 4,097 and 4,335 employees as of December 31, 2016, 2017 and 2018, respectively. The following table sets forth the number of our employees by function as of December 31, 2018:

Functional Area	Number of Employees
Sales and marketing	1,901
Product development	1,762
Content and editorial	481
Management and administrative	191

Total	4,335

Through a combination of short-term performance evaluations and long-term incentive arrangements, we intend to build a competent, loyal and highly motivated workforce. We have not experienced any work stoppages due to labor disputes.

E.	Share Ownership

Class A Ordinary Shares

As of March 31, 2019, we had 118,384,708 Class A ordinary shares outstanding (excluding 777,592 Class A ordinary shares that are reserved for future grants under our share incentive plans). In addition, as of March 31, 2019, we had granted, and had outstanding, options to purchase a total of 1,137,679 Class A ordinary shares and 1,203,186 restricted shares to our employees and directors. For information regarding the Share Incentive Plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.”

Class B Ordinary Shares

As of March 31, 2019, we did not have any Class B ordinary shares outstanding.

Beneficial Ownership of Ordinary Shares

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our Class A ordinary shares as of March 31, 2019:

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

Class A Ordinary Shares Beneficially Owned as of March 31, 2019
	Number	%(1)
Directors and Executive Officers:
Min Lu(2)	*	*
Dong Liu(3)	*	*
Han Qiu(4)	—	—
Zheng Liu(5)	—	—
Junling Liu(6)	—	—
Tianruo Pu(7)	*	*
Dazong Wang(8)	*	*
Jun Zou(9)	—	—
Haifeng Shao(10)	*	*
All Directors and Executive Officers as a Group	*	*
Principal Shareholders:
Yun Chen Capital Cayman(11)	61,824,328	52.2%
Entities Affiliated with Kayne Anderson(12)	12,551,001.62	10.6%
Entities Affiliated with Orbis Investment(13)	8,504,268	7.2%

*	Less than one percent of our total outstanding share capital.

Notes:

(1)

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of our total ordinary shares outstanding, which is 118,384,708 as of March 31, 2019, and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2019.

(2)

Represents Class A ordinary shares in the form of ADSs vested from options held by Mr. Lu. The business address of Mr. Lu is 10th Floor, Tower B, CEC Plaza, No. 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.

(3)

Represents Class A ordinary shares in the form of ADSs vested from options held by Mr. Liu. The business address of Mr. Liu is Ping An Finance Building, No. 1333 Lujiazui Loop, Pudong District, Shanghai 200120, People’s Republic of China.

(4)	The business address of Ms. Qiu is Block A, Poly West Bund Center, No. 1119, Wanping South Road, Xuhui District, Shanghai 200232, People’s Republic of China.
(5)	The business address of Mr. Liu is No. 5033, Yitian Road, Futian District, Shenzhen 518000, People’s Republic of China.
(6)	The business address of Mr. Liu is No. 295, Zuchongzhi Road, Pudong, Shanghai, 201203, People’s Republic of China.
(7)

Represents Class A ordinary shares in the form of ADSs vested from restricted shares held by Mr. Pu. The address of Mr. Pu is Jing Shu Yuan, Haidian District, Beijing 100102, People’s Republic of China.

(8)

Represents Class A ordinary shares in the form of ADSs vested from restricted shares held by Dr. Wang. The business address of Dr. Wang is 502 North Tower, 1 Guanghua Road, Chaoyang District, Beijing, 100020, People’s Republic of China.

(9)	The business address of Mr. Zou is 10th Floor, Tower B, CEC Plaza, No. 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.
(10)

Represents Class A ordinary shares Mr. Shao has the right to acquire upon exercise of options and restricted shares within 60 days after March 31, 2019. The business address of Mr. Shao is 10th Floor, Tower B, CEC Plaza, No. 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.

(11)

Represents 61,824,328 Class A ordinary shares beneficially owned as of March 31, 2019 and as reported in a Schedule 13D/A filed by Yun Chen Capital Cayman, a Cayman Islands company and a special purpose vehicle and subsidiary of Ping An Insurance (Group) Company of China, Ltd., a company organized under the laws of the People’s Republic of China. Ping An Insurance (Group) Company of China, Ltd.’s business address is Ping An Finance Building, No. 1333 Lujiazui Loop, Pudong District, Shanghai 200120, People’s Republic of China.

(12)

The number of Class A ordinary shares beneficially owned is as of December 31, 2018, as reported in a Schedule 13G/A jointly filed with the SEC on February 12, 2019 by Kayne Anderson Rudnick Investment Management LLC, or Kayne Anderson, Virtus Investment Advisers, Inc. and Virtus Equity Trust, on behalf of Virtus KAR Small Cap Growth Fund, which are collectively referred to as the Entities Affiliated with Kayne Anderson, and consists of 12,551,001.62 Class A ordinary shares represented by American depositary shares. Entities Affiliated with Kayne Anderson are investment advisers in accordance with §240.13d-1(b)(1)(ii)(E). Kayne Anderson’s business address is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, CA 90067, USA. Virtus Investment Advisers, Inc.’s business address is One Financial Plaza, Hartford, CT 06103, USA. The business address of Virtus Equity Trust, on behalf of Virtus KAR Small Cap Growth Fund, is 101 Munson Street, Greenfield, MA 01301, USA.

(13)

The number of Class A ordinary shares beneficially owned is as of December 31, 2018, as reported in a Schedule 13G jointly filed with the SEC on February 14, 2019 by Orbis Investment Management Limited, or Orbis Investment, and Allan Gray Australia Pty Limited, which are collectively referred to as the Entities Affiliated with Orbis Investment, and consists of 8,504,268 Class A ordinary shares represented by American depositary shares. Entities Affiliated with Orbis Investment are non-U.S. institutions in accordance with 240.13d-1(b)(1)(ii)(J) and groups in accordance with 240.13d-1(b)(1)(ii)(K). Orbis Investment’s business address is Orbis House, 25 Front Street, Hamilton Bermuda HM11. Allan Gray Australia Pty Limited’s business address is Level 2, Challis House, 4 Martin Place, Sydney NSW2000, Australia.

To our knowledge, as of March 31, 2019, 56,560,380 Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program (excluding 777,592 Class A ordinary shares that are reserved for future grants under our share incentive plans). No Class B ordinary shares were held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholder

As of March 31, 2019, Yun Chen owned 52.2% of our total issued and outstanding ordinary shares. Yun Chen is a wholly owned subsidiary of Ping An Insurance (Group) Company of China, Ltd. As such, we are indirectly controlled by Ping An Insurance (Group) Company of China, Ltd., which beneficially owned 52.2% of the total voting rights in our company.

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

Contractual Arrangements with Our Variable Interest Entities

PRC laws and regulations currently limit foreign ownership of companies that engage in internet services. We established the following contractual arrangements by and among the following entities to conduct part of our operations in China:

•

Autohome WFOE, a wholly owned PRC subsidiary of ours, Autohome Information, the shareholders of Autohome Information and two subsidiaries of Autohome Information, namely Chengshi Advertising and Autohome Advertising; and

•

Chezhiying WFOE, a wholly owned PRC subsidiary of ours, Shengtuo Hongyuan, the shareholders of Shengtuo Hongyuan and two subsidiaries of Shengtuo Hongyuan, namely Beijing Autohome Used Car Appraisal Co., Ltd., or Autohome Used Car Appraisal, and Beijing Autohome Used Car Brokerage Co., Ltd., or Autohome Used Car Brokerage.

In September 2016, the then individual nominee shareholders of Shengtuo Hongyuan and Guangzhou Advertising, our previous VIE that is already dissolved and deregistered, entered into Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements with Min Lu and Haiyun Lei, pursuant to which the then individual nominee shareholders transferred all of their equity interests in each of the entities to Min Lu and Haiyun Lei. In March 2017, the then individual nominee shareholders of Autohome Information and Shanghai Advertising entered into Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements with Min Lu and Haiyun Lei, pursuant to which the then individual nominee shareholders transferred all of their equity interests in each of the entities to Min Lu and Haiyun Lei. Upon the execution of the above Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements, all contractual arrangements between the then individual nominee shareholders and our wholly owned subsidiaries have been terminated. Autohome WFOE entered into a series of contractual agreements with (i) Autohome Information and each of its individual nominee shareholders in March 2017, (ii) Autohome Information and each of its subsidiaries, namely Autohome Advertising and Chengshi Advertising, in September 2016, and (iii) Shanghai Advertising and each of its individual nominee shareholders in March 2017. Chezhiying WFOE entered into a series of contractual agreements with Shengtuo Hongyuan, each of its individual nominee shareholders and its two subsidiaries in September 2016. Shanghai Advertising is currently not conducting any substantial business and is in the process of liquidation and dissolution, which is expected to be completed by the end of 2019. During such process, Autohome WFOE has signed the termination agreements with respect to the contractual agreements that it has entered into with Shanghai Advertising and each of their individual nominee shareholders to terminate the contractual arrangements on the date of the issuance of an approval notice for the deregistration of Shanghai Advertising by the competent Bureau of Industry and Commerce in charge of Shanghai Advertising. We also entered into a series of contractual arrangements with Guangzhou You Che You Jia Advertising Co., Ltd., or Guangzhou Advertising, and each of its then individual nominee shareholders previously. We have terminated such agreements and have completed the dissolution and deregistration of Guangzhou Advertising in December 2018.

The following is a summary of our current contractual arrangements (i) by and among Autohome WFOE, Autohome Information and two of its subsidiaries, Autohome Advertising and Chengshi Advertising, and the shareholders of Autohome Information, and (ii) by and among Chezhiying WFOE, Shengtuo Hongyuan and its two subsidiaries, and the shareholders of Shengtuo Hongyuan. The contractual agreements by and among Autohome WFOE and Shanghai Advertising and its shareholders are substantially the same as the contractual agreements among Autohome WFOE, Autohome Information and its shareholders.

Agreements that Provide Effective Control over Autohome Information and Shengtuo Hongyuan

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements between Autohome WFOE and each of the two shareholders of Autohome Information entered into in March 2017, each shareholder of Autohome Information pledges to Autohome WFOE all of his or her equity interests in Autohome Information to secure the performance of such shareholder’s respective obligations and Autohome Information’s obligations under the loan agreements, equity option agreements, and the exclusive technology consulting and service agreements. See “—Contractual Arrangements with Our Variable Interest Entities—Agreements that Transfer Economic Benefits of Autohome Information and Shengtuo Hongyuan to Us” and “—Contractual Arrangements with Our Variable Interest Entities—Agreements that Provide Us the Options to Purchase the Equity Interests in Autohome Information and Shengtuo Hongyuan” for a brief description of these obligations. Without Autohome WFOE’s consent, shareholders of Autohome Information shall not create or permit to create any encumbrances on the pledged equity interests in Autohome Information. In the event of default, Autohome WFOE is entitled to request immediate repayment of the outstanding amounts payable under the loan agreements, the equity option agreements and the exclusive technology consulting and service agreements or to dispose of the pledged equity interests at Autohome WFOE’s sole discretion. The equity pledge agreements have an indefinite term and will terminate after all the secured obligations under these agreements have been satisfied in full or the pledged equity interests have been transferred to Autohome WFOE or its designee.

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

Power of Attorney. In September 2016 and March 2017, Autohome Information and each of the shareholders of Autohome Information executed an irrevocable power of attorney appointing Autohome WFOE, or any person designated by Autohome WFOE, as their attorney-in-fact, to vote on their behalf at the shareholders’ meetings of Autohome Advertising, Chengshi Advertising and Autohome Information and to exercise full voting rights as the shareholders of these companies with powers granted under PRC laws and regulations and the articles of association of each of the above companies, including the rights to appoint directors and management personnel.

In September 2016, Shengtuo Hongyuan and each of the shareholders of Shengtuo Hongyuan executed an irrevocable power of attorney appointing Chezhiying WFOE, or any person designated by Chezhiying WFOE, as their attorney-in-fact, to vote on their behalf at the shareholders’ meetings of Shengtuo Hongyuan’s subsidiaries and Shengtuo Hongyuan and to exercise full voting rights as the shareholders of these companies with powers granted under PRC laws and regulations and the articles of association of each of the above companies, including the rights to appoint directors and management personnel.

Agreements that Transfer Economic Benefits of Autohome Information and Shengtuo Hongyuan to Us

Exclusive Technology Consulting and Service Agreements. Pursuant to the exclusive technology consulting and service agreements entered into between Autohome WFOE and each of Autohome Information, Autohome Advertising and Chengshi Advertising in March 2017, September 2016 and September 2016, respectively, Autohome WFOE has the exclusive right to provide each of these VIEs comprehensive technology and management consulting services. In addition, Autohome WFOE is obligated to provide financing support to each of these VIEs to ensure the cash flow requirements of the day-to-day operations of these VIEs. Each of these VIEs is obligated to pay to Autohome WFOE service fees, which are calculated based on such VIE’s revenues reduced by its tax, operating expenses and an appropriate amount of retained profit that is determined pursuant to our tax planning strategies and relevant tax laws. Such service fees may be adjusted by Autohome WFOE at Autohome WFOE’s sole discretion. Autohome WFOE owns the intellectual properties arising from the performance of these agreements. These agreements have a 30-year term that can be automatically extended for another 10 years at the option of Autohome WFOE and can only be terminated by the parties’ mutual written consent or by Autohome WFOE’s prior 30-day notice at its sole discretion. During the term of these agreements, these VIEs may not enter into any agreements with third parties for the provision of any technology or management consulting services without prior consent of Autohome WFOE.

In September 2016, Chezhiying WFOE and each of Shengtuo Hongyuan and its two subsidiaries entered into exclusive technology consulting and service agreements. The terms of these agreements are substantially the same as the exclusive technology consulting and service agreements between Autohome WFOE and each of Autohome Information, Autohome Advertising and Chengshi Advertising described above.

Autohome WFOE and Chezhiying WFOE recognized service fees from all the VIEs in the amount of RMB125.8 million in 2016, RMB414.8 million in 2017 and RMB289.5 million (US$42.1 million) in 2018 in consideration for services provided to the VIEs.

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

Transactions with Entities Affiliated with Our Shareholders

Since Ping An Group became our controlling shareholder, it provided services including rental and property management services, technical services and other miscellaneous services to us for a total amount of RMB21.6 million in 2016, RMB55.2 million in 2017 and RMB88.7 million (US$12.9 million) in 2018.

We earned service fees primarily for providing facilitation services related to insurance products and loan and leasing product transactions for Ping An Group or its affiliates on our platform as well as providing advertising services to Ping An Group for a total amount of RMB21.2 million in 2017 and RMB473.5 million (US$68.9 million) in 2018.

Since Ping An Group became our controlling shareholder, we and a subsidiary of Ping An Group entered into a sales contract under which we sold vehicles to the subsidiary for a total amount of RMB21.9 million in 2016. The outstanding receivable was collected in full as of December 31, 2016.

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

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans” for a description of share-based compensation awards we have granted to our directors and officers and to other individuals as a group.

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

Our ADSs have been listed on the NYSE since December 11, 2013 under the symbol “ATHM.”

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or Class A ordinary shares by U.S. Holders (as defined below) that will hold ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations (proposed, temporary and final) promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant, which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, investors required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those discussed below. In addition, this discussion does not address United States federal estate, gift, Medicare, and alternative minimum tax considerations, or any non-United States, state, or local tax considerations. Each U.S. Holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or Class A ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company” (or a “PFIC”), for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activity are taken into account as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Assuming we are the owner of our VIEs for U.S. federal income tax purposes, we believe that we primarily operate as an active provider of online automotive advertising solutions in China. Based on our current income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in future taxable years. While we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC for the current taxable year or the foreseeable future, no assurance can be given in this regard. Because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis, the determination of whether we will be or become a PFIC will depend, in part, upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ADSs from time to time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current taxable year or foreseeable future.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, and adjustable-rate short-term investments. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. Based on our interest earning instruments during the year ended December 31, 2018, a 10% change in the interest rates would result in an increase or decrease of RMB35.8 million (US$5.2 million) of our total amount of interest income for 2018. However, our future interest income may fluctuate due to changes in market interest rates. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Foreign Exchange Risk

We earn substantially all of our revenues and incur most of our expenses in RMB, and substantially all of our sales contracts are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars. Based on the amount of our cash and cash equivalents and short-term investments as of December 31, 2018, a 1.0% change in the exchange rate between the Renminbi and the U.S. dollar would result in an increase or decrease of approximately US$0.6 million to our cash and cash equivalents and short-term investments.

Significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, the conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the RMB has appreciated significantly in the backdrop of a weak U.S. dollar, robust Chinese economy in 2017 and stringent foreign exchange regulation. In the first quarter of 2018, the RMB continued to appreciate. However, the RMB depreciated significantly in the remaining quarters of 2018. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither we nor the depositary can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. In 2018, we received from the depositary a reimbursement of approximately US$0.6 million.

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

We incurred expenses and paid to others US$12.8 million for underwriting discounts and commissions in connection with our initial public offering. We incurred expenses and paid to others US$5.0 million for underwriting discounts and commissions in connection with our 2014 Offering. We received net proceeds of approximately US$142.6 million and US$97.3 million from our initial public offering and 2014 Offering, respectively.

For the period from December 10, 2013, the date that our registration statement on Form F-1 for our initial public offering was declared effective by the SEC, to December 31, 2018, we used an aggregate of approximately US$133.8 million of the net proceeds from our initial public offering and the 2014 Offering for payment of establishment of new subsidiaries, investment in joint venture and other strategic investments, payment of dividends, professional fees, insurance fees, compensation to directors and general corporate purposes.

We intend to use the remainder of the proceeds from the Offerings for general corporate purposes, including funding potential investments and acquisitions of complementary businesses, assets and technologies.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2018 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

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

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page F-2 of this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Tianruo Pu is our audit committee financial expert, who is an independent director under the standards set forth in Section 303A of the New York Stock Exchange Listed Company Manual and Rule 10A-3 of the Exchange Act. Mr. Pu is the chairman of our audit committee.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chairman, chief executive officer, chief financial officer, controller, vice presidents and any other persons who perform similar functions for us. We filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1, as amended, which was originally filed with the SEC on November 4, 2013. We subsequently amended the code of business conduct and ethics and filed it as Exhibit 11.1 to our annual report on Form 20-F filed with the SEC on March 31, 2014. We have posted a copy of our code of business conduct and ethics on our website at http://ir.autohome.com.cn.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods other than those indicated below.

	For the Year Ended December 31,
	2017	2018
	(in RMB thousands)
Audit fees(1)	8,646	7,957
Tax fees(2)	1,883	—
Other fees(3)	—	802

Notes:

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
(3)

“Other fees” represents the aggregate fees charged to us for services rendered by our independent registered public accounting firm other than services reported under “audit fees” and “tax fees.” For the year ended December 31, 2018, such fees were for investment-related financial due diligence.

The policy of our audit committee is to preapprove all audit and non-audit services provided by our independent registered public accounting firm, including audit services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, tax fees and other fees for the year ended December  31, 2018.

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

We availed ourselves of these controlled company exemptions. As a result, we did not have a majority of independent directors on our board, and each of our compensation committee and our nominating and corporate governance committee did not consist entirely of independent directors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are a “controlled company” within the meaning of the NYSE corporate governance requirements, which may result in public investors not having as much protection as they would if we were not a controlled company.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Autohome Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, adopted on November 27, 2013 (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

Exhibit Number	Description of Document

2.3	Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts dated as of December 10, 2013 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-196006), filed with the Securities and Exchange Commission on May 16, 2014)

4.1	2011 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.2	2013 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.3	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.4	English translation of Form of Employment Agreement between a subsidiary of the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.5	English translation of the Executed Form of the Equity Interest Purchase Agreement among Xiang Li, Zheng Fan, Zhi Qin as sellers and Min Lu, Haiyun Lei as buyers and Autohome Information as the target company dated March 25, 2017 (incorporated by reference to Exhibit 4.5 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.6	English translation of the Executed Form of the Equity Interest Purchase Agreement among Xiang Li, Zheng Fan, Zhi Qin as sellers and Min Lu, Haiyun Lei as buyers and Shanghai Advertising as target company dated March 25, 2017 (incorporated by reference to Exhibit 4.6 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.7	English translation of the Executed Form of the Equity Interest Purchase Agreement among Zheng Fan, Zhi Qin as sellers and Min Lu, Haiyun Lei as buyers and Shengtuo Hongyuan as the target company dated September 30, 2016 (incorporated by reference to Exhibit 4.8 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.8	English translation of the Executed Form of the Debt Transfer and Offset Agreement among Autohome WFOE as creditor, Xiang Li, Zheng Fan, Zhi Qin as transferors, and Min Lu, Haiyun Lei as transferees dated March 25, 2017 (incorporated by reference to Exhibit 4.9 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.9	English translation of the Executed Form of Debt Transfer and Offset Agreement among Autohome WFOE as creditor, Xiang Li, Zheng Fan, Zhi Qin as transferors, and Min Lu, Haiyun Lei as transferees dated March 25, 2017 (incorporated by reference to Exhibit 4.10 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

Exhibit Number	Description of Document

4.10	English translation of the Executed Form of the Debt Transfer and Offset Agreement among Chezhiying WFOE as creditor, Zheng Fan, Zhi Qin as transferors, and Min Lu, Haiyun Lei as transferees dated September 30, 2016 (incorporated by reference to Exhibit 4.12 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.11	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Autohome Information dated March 25, 2017 (incorporated by reference to Exhibit 4.13 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.12	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Shanghai Advertising dated March 25, 2017 (incorporated by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.13	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Chezhiying WFOE and Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.16 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.14	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Autohome Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.15	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Chengshi Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.16	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Chezhiying WFOE and Autohome Used Car Appraisal dated September 30, 2016 (incorporated by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.17	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Chezhiying WFOE and Autohome Used Car Brokerage dated September 30, 2016 (incorporated by reference to Exhibit 4.20 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.18	English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Min Lu dated March 25, 2017 (incorporated by reference to Exhibit 4.21 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.19	English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Haiyun Lei dated March 25, 2017 (incorporated by reference to Exhibit 4.22 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

Exhibit Number	Description of Document

4.20	English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Min Lu dated March 25, 2017 (incorporated by reference to Exhibit 4.23 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.21	English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Haiyun Lei dated March 25, 2017 (incorporated by reference to Exhibit 4.24 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.22	English translation of the Executed Form of the Loan Agreement between Chezhiying WFOE and Min Lu dated September 30, 2016 (incorporated by reference to Exhibit 4.27 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.23	English translation of the Executed Form of the Loan Agreement between Chezhiying WFOE and Haiyun Lei dated September 30, 2016 (incorporated by reference to Exhibit 4.28 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.24	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Min Lu dated March 25, 2017 (incorporated by reference to Exhibit 4.29 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.25	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Haiyun Lei dated March 25, 2017 (incorporated by reference to Exhibit 4.30 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.26	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Shanghai Advertising and Min Lu dated March 25, 2017 (incorporated by reference to Exhibit 4.31 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.27	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Shanghai Advertising and Haiyun Lei dated March 25, 2017 (incorporated by reference to Exhibit 4.32 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.28	English translation of the Executed Form of the Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Min Lu dated September 30, 2016 (incorporated by reference to Exhibit 4.35 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

Exhibit Number	Description of Document

4.29	English translation of the Executed Form of Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Haiyun Lei dated September 30, 2016 (incorporated by reference to Exhibit 4.36 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.30	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Autohome Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.37 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.31	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Chengshi Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.32	English translation of the Executed Form of the Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Autohome Used Car Appraisal dated September 30, 2016 (incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.33	English translation of the Executed Form of the Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Autohome Used Car Brokerage dated September 30, 2016 (incorporated by reference to Exhibit 4.40 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.34	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Min Lu dated March 25, 2017 (incorporated by reference to Exhibit 4.41 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.35	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Haiyun Lei dated March 25, 2017 (incorporated by reference to Exhibit 4.42 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.36	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Min Lu dated March 25, 2017 (incorporated by reference to Exhibit 4.43 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.37	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Haiyun Lei dated March 25, 2017 (incorporated by reference to Exhibit 4.44 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.38	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Min Lu dated September 30, 2016 (incorporated by reference to Exhibit 4.47 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.39	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Haiyun Lei dated September 30, 2016 (incorporated by reference to Exhibit 4.48 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

Exhibit Number	Description of Document

4.40	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.49 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.41	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.50 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.42	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.51 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.43	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.52 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.44	English translation of the Executed Form of the Power of Attorney by Min Lu dated March 25, 2017 (incorporated by reference to Exhibit 4.53 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.45	English translation of the Executed Form of the Power of Attorney by Haiyun Lei dated March 25, 2017 (incorporated by reference to Exhibit 4.54 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.46	English translation of the Executed Form of the Power of Attorney by Min Lu dated March 25, 2017 (incorporated by reference to Exhibit 4.55 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.47	English translation of the Executed Form of the Power of Attorney by Haiyun Lei dated March 25, 2017 (incorporated by reference to Exhibit 4.56 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.48	English translation of the Executed Form of the Power of Attorney by Min Lu dated September 30, 2016 (incorporated by reference to Exhibit 4.59 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.49	English translation of the Executed Form of the Power of Attorney by Haiyun Lei dated September 30, 2016 (incorporated by reference to Exhibit 4.60 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.50	English translation of the Executed Form of the Power of Attorney by Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.61 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.51	English translation of the Executed Form of the Power of Attorney by Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.62 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

Exhibit Number	Description of Document

4.52	English translation of the Executed Form of the Power of Attorney by Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.63 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.53	English translation of the Executed Form of the Power of Attorney by Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.64 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.54	Amended and Restated 2016 Share Incentive Plan of the Registrant, as amended on April 20, 2017 (incorporated by reference to Exhibit 4.65 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.55	2016 Share Incentive Plan II (as amended by Amendment No 1 to the 2016 Share Incentive Plan II) of the Registrant (incorporated by reference to Exhibit 4.66 to our annual report on For 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.56	Investor’s Rights Agreement by and among the Registrant and Yun Chen Capital Cayman dated September 30, 2016 (incorporated by reference to Exhibit 4.67 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.57

English translation of termination agreement entered into among Autohome WFOE, Guangzhou Advertising and each of Guangzhou Advertising’s shareholders (incorporated by reference to Exhibit 4.68 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 13, 2018)

4.58	English translation of termination agreement entered into among Autohome WFOE, Shanghai Advertising and each of Shanghai Advertising’s shareholders (incorporated by reference to Exhibit 4.69 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 13, 2018)

4.59*	Investment Agreement relating to US$100 Million 8.0% Convertible Bond and other Convertible Bonds issued by TTP Car Inc. between the Registrant and TTP Car Inc. dated June 6, 2018

8.1*	List of Principal Subsidiaries and VIEs

11.1	Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the Form 20-F (File No. 001-36222), filed with the Securities and Exchange Commission on March 31, 2014)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent registered public accounting firm

15.2*	Consent of Commerce & Finance Law Offices

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number	Description of Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUTOHOME INC.

By:	/s/ Min Lu
	Name:	Min Lu
	Title:	Chairman of the Board and Chief Executive Officer

Date: April 12, 2019

AUTOHOME INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Autohome Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Autohome Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 2 and Note 14 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers and the related cost of revenues in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 12, 2019

We have served as the Company’s auditor since 2016.

AUTOHOME INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Note	2017	2018
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		911,588	211,970	30,830
Short-term investments	3	7,242,636	9,849,488	1,432,549
Accounts receivable (net of allowance for doubtful accounts of RMB1,408 and RMB3,589 (US$522) as of December 31, 2017 and 2018, respectively)	4	1,893,737	2,795,835	406,637
Amounts due from related parties, current	12	24,502	34,047	4,952
Prepaid expenses and other current assets	5	186,123	249,977	36,358

Total current assets		10,258,586	13,141,317	1,911,326
Non-current assets:
Restricted cash		—	5,000	727
Property and equipment, net	7	130,322	170,198	24,754
Intangible assets, net	8	50,923	39,404	5,731
Goodwill		1,504,278	1,504,278	218,788
Long-term investments	9	147,929	70,979	10,323
Amounts due from related parties, non-current	12	10,956	2,041	297
Deferred tax assets	6	174,620	90,179	13,116
Other non-current assets	10	17,361	732,805	106,582

Total non-current assets		2,036,389	2,614,884	380,318

Total assets		12,294,975	15,756,201	2,291,644

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other payables	11	1,658,934	2,439,948	354,875
Advance from customers		70,454	75,017	10,911
Deferred revenue		1,409,485	1,510,726	219,726
Income tax payable		144,379	119,210	17,338
Amounts due to related parties	12	10,285	19,868	2,890
Dividend payable		595,779	—	—

Total current liabilities (including current liabilities of consolidated VIEs without recourse to Autohome WFOE or Chezhiying WFOE of RMB259,986 and RMB276,569 (US$40,225) as of December 31, 2017 and 2018, respectively)		3,889,316	4,164,769	605,740

Non-current liabilities:
Other liabilities	6	32,122	24,068	3,501
Deferred tax liabilities	6	438,251	455,921	66,311

Total non-current liabilities (including non-current liabilities of consolidated VIEs without recourse to Autohome WFOE or Chezhiying WFOE of RMB32,718 and RMB27,015 (US$3,929) as of December 31, 2017 and 2018, respectively)		470,373	479,989	69,812

Total liabilities (including total liabilities of consolidated VIEs without recourse to Autohome WFOE or Chezhiying WFOE of RMB292,704 and RMB303,584 (US$44,154) as of December 31, 2017 and 2018, respectively)		4,359,689	4,644,758	675,552

Commitments and contingencies	13

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Note	2017	2018
		RMB	RMB	US$
Shareholders’ equity:
Ordinary shares (par value of US$0.01 per share; 100,000,000,000 (including 99,931,211,060 Class A and 68,788,940 Class B) shares authorized; 117,140,856 and 118,056,345 shares issued and outstanding, all comprised of Class A, as of December 31, 2017 and 2018, respectively)	15	7,909	7,969	1,159
Additional paid-in capital		3,246,475	3,500,620	509,144
Accumulated other comprehensive income		69,954	128,375	18,671
Retained earnings		4,627,299	7,498,314	1,090,585

Total Autohome Inc. shareholders’ equity		7,951,637	11,135,278	1,619,559

Noncontrolling interests		(16,351)	(23,835)	(3,467)

Total equity		7,935,286	11,111,443	1,616,092

Total liabilities and equity		12,294,975	15,756,201	2,291,644

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Note	2016	2017	2018
		RMB	RMB	RMB	US$
Net revenues:
Media services		2,337,196	3,065,832	3,508,254	510,254
Leads generation services		1,916,309	2,615,998	2,870,996	417,569
Online marketplace and others		1,708,116	528,351	853,901	124,195

Total net revenues (including related party transactions of RMB27,002, RMB22,939 and RMB473,590 (US$68,881) for the years ended December 31, 2016, 2017 and 2018, respectively)		5,961,621	6,210,181	7,233,151	1,052,018
Cost of revenues (including related party transactions of RMB7,133, RMB13,418 and RMB24,771 (US$3,603) for the years ended December 31, 2016, 2017 and 2018, respectively)	14	(2,393,165)	(1,358,685)	(820,288)	(119,306)

Gross profit		3,568,456	4,851,496	6,412,863	932,712
Operating expenses:
Sales and marketing expenses		(1,536,939)	(1,647,519)	(2,435,236)	(354,190)
General and administrative expenses (including provision for doubtful accounts of RMB2,303, RMB1,110 and RMB2,215 (US$322) for the years ended December 31, 2016, 2017 and 2018, respectively)		(306,794)	(281,951)	(314,846)	(45,792)
Product development expenses		(571,354)	(878,773)	(1,135,247)	(165,115)

Total Operating expenses (including related party transactions of RMB19,064, RMB44,446 and RMB74,302 (US$10,806) for the years ended December 31, 2016, 2017 and 2018, respectively)		(2,415,087)	(2,808,243)	(3,885,329)	(565,097)
Other income, net		13,953	8,577	341,391	49,653

Operating profit		1,167,322	2,051,830	2,868,925	417,268
Interest income (including related party transactions of RMB3,564, RMB35,049 and RMB50,968 (US$7,413) for the years ended December 31, 2016, 2017 and 2018, respectively)		88,168	220,282	358,811	52,187
(Loss)/earnings from equity method investments		(6,638)	(10,571)	24,702	3,593
Fair value change of other non-current assets		—	—	(11,017)	(1,602)

Income before income taxes		1,248,852	2,261,541	3,241,421	471,446
Income tax expense	6	(32,629)	(267,082)	(377,890)	(54,962)

Net income		1,216,223	1,994,459	2,863,531	416,484

Net loss attributable to noncontrolling interests		11,691	7,160	7,484	1,089
Net income attributable to Autohome Inc.		1,227,914	2,001,619	2,871,015	417,573
Earnings per share for ordinary shares:
Basic	17	10.75	17.20	24.40	3.55
Diluted	17	10.58	16.95	24.08	3.50
Weighted average number of shares used to compute earnings per share attributable to Class A and Class B common stockholders:
Basic	17	114,237,600	116,379,846	117,671,971	117,671,971
Diluted	17	116,036,327	118,058,856	119,235,379	119,235,379
Net income		1,216,223	1,994,459	2,863,531	416,484
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments		62,256	(55,055)	58,421	8,497

Comprehensive income		1,278,479	1,939,404	2,921,952	424,981

Comprehensive loss attributable to noncontrolling interests		11,691	7,160	7,484	1,089

Comprehensive income attributable to Autohome Inc.		1,290,170	1,946,564	2,929,436	426,070

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	2016	2017	2018
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,216,223	1,994,459	2,863,531	416,484
Adjustments to reconcile net income to net cash from operating activities:
Depreciation of property and equipment	65,246	81,915	90,270	13,129
Amortization of intangible assets	4,558	6,923	11,623	1,690
Loss on disposal of property and equipment	227	2,909	789	115
Provision for doubtful accounts	2,303	1,110	2,215	322
(Earnings)/loss from equity method investments	6,638	10,571	(24,702)	(3,593)
Fair value change of short-term investments	(5,883)	(29,042)	(29,730)	(4,324)
Write-down of inventories and prepayment for vehicle purchase cost	50,190	1,483	—	—
Fair value change of other non-current assets	—	—	11,017	1,602
Interest income of convertible bond	—	—	(36,172)	(5,261)
Share-based compensation	195,393	177,786	202,325	29,427
Deferred income taxes	(103,800)	12,279	102,111	14,851
Changes in operating assets and liabilities:
Accounts receivable	(132,771)	(688,923)	(904,313)	(131,527)
Amounts due from related parties, current	(18,806)	(4,051)	(9,545)	(1,388)
Prepaid expenses and other current assets	(77,587)	191,348	(62,813)	(9,135)
Inventories	4,418	94,134	—	—
Amounts due from related parties, non-current	(809)	(10,147)	8,915	1,297
Other non-current assets	(12,090)	16,386	(3,580)	(521)
Accrued expenses and other payables	308,861	425,306	807,333	117,421
Advance from customers	48,668	(5,428)	4,563	664
Notes payable	(143,880)	(31,063)	—	—
Deferred revenue	139,656	397,342	101,241	14,726
Income tax payable	31,802	(172,398)	(25,169)	(3,661)
Amounts due to related parties	(6,814)	(6,345)	9,583	1,394
Other liabilities	2,381	(2,855)	(8,054)	(1,171)

Net cash generated from operating activities	1,574,124	2,463,699	3,111,438	452,541

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(88,837)	(86,422)	(113,796)	(16,551)
Proceeds from disposal of property and equipment	539	811	665	97
Acquisition of intangible assets	—	(21,100)	(104)	(15)
Purchase of long-term investments	(17,000)	(30,000)	—	—
Purchase of convertible bond	—	—	(643,496)	(93,593)
Proceeds from disposal of long-term investments	—	57,500	51,500	7,490
Purchase of short-term investments	(4,212,594)	(19,613,774)	(54,532,940)	(7,931,487)
Maturity of short-term investments	3,802,986	14,779,158	51,936,932	7,553,913

Net cash used in investing activities	(514,906)	(4,913,827)	(3,301,239)	(480,146)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of share options	25,420	61,070	51,811	7,537
Payment of dividends	—	—	(595,779)	(86,653)
Capital injection from noncontrolling interests shareholder	2,500	—	—	—

Net cash generated from/(used in) financing activities	27,920	61,070	(543,968)	(79,116)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	2,354	(2,584)	39,151	5,693

Net increase/(decrease) in cash and cash equivalents and restricted cash	1,089,492	(2,391,642)	(694,618)	(101,028)
Cash and cash equivalents and restricted cash at beginning of year	2,213,738	3,303,230	911,588	132,585

Cash and cash equivalents and restricted cash at end of year	3,303,230	911,588	216,970	31,557

Supplemental disclosures of cash flow information:
Income taxes paid	102,443	430,136	362,835	52,772
Purchase of fixed assets included in accrued expenses and other payables	12,200	6,303	27,132	3,946
Dividends declared but not paid	—	595,779	—	—

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Ordinary shares		Additional capital paid-in	Accumulated other comprehensive income	Retained Earnings	Noncontrolling interests	Total Equity
	Shares	Amount
	Number	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015	113,054,570	7,635	2,787,103	62,753	1,993,545	—	4,851,036
Net income / (loss)	—	—	—	—	1,227,914	(11,691)	1,216,223
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	62,256	—	—	62,256
Capital injection from noncontrolling interests shareholder	—	—	—	—	—	2,500	2,500
Exercise and vesting of share-based awards	2,242,654	149	23,656	—	—	—	23,805
Share-based compensation	—	—	195,393	—	—	—	195,393

Balance as of December 31, 2016	115,297,224	7,784	3,006,152	125,009	3,221,459	(9,191)	6,351,213
Net income / (loss)	—	—	—	—	2,001,619	(7,160)	1,994,459
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	(55,055)	—	—	(55,055)
Dividends declared (RMB5.08 per Class A ordinary share; RMB595,779 to Class A ordinary shareholders)	—	—	—	—	(595,779)	—	(595,779)
Exercise and vesting of share-based awards	1,843,632	125	62,537	—	—	—	62,662
Share-based compensation	—	—	177,786	—	—	—	177,786

Balance as of December 31, 2017	117,140,856	7,909	3,246,475	69,954	4,627,299	(16,351)	7,935,286
Net income / (loss)	—	—	—	—	2,871,015	(7,484)	2,863,531
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	58,421	—	—	58,421
Exercise and vesting of share-based awards	915,489	60	51,820	—	—	—	51,880
Share-based compensation	—	—	202,325	—	—	—	202,325

Balance as of December 31, 2018	118,056,345	7,969	3,500,620	128,375	7,498,314	(23,835)	11,111,443

Balance as of December 31, 2018, in US$		1,159	509,144	18,671	1,090,585	(3,467)	1,616,092

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1.	ORGANIZATION

Autohome Inc., formerly known as Sequel Limited (the “Company”), was incorporated under the laws of the Cayman Islands on June 23, 2008. Upon incorporation, the Company was 100% owned by Telstra Holdings Pty Ltd. (“Telstra”). On June 27, 2008 (the “Acquisition date”), the Company acquired Cheerbright International Holdings Limited (“Cheerbright”), China Topside Co., Ltd. (“China Topside”), and Norstar Advertising Media Holdings Co., Ltd. (“Norstar”), and their respective wholly foreign-owned enterprises and variable interest entities (“VIEs”). Subsequent to the acquisition, the Company was owned 55% by Telstra, and 45% by the selling shareholders of Cheerbright, China Topside and Norstar. In May 2012, Telstra acquired additional ordinary shares of the Company from other shareholders. In June 2016, Telstra completed the sale of approximately 47.4% of the then total issued shares in the Company to Ping An Insurance (Group) Company of China Ltd. (“Ping An”) and on February 22, 2017, Ping An further acquired from Telstra approximately 6.5% of the then total issued shares in the Company. After the consummation of the sale, Ping An became the Company’s controlling shareholder.

The Company successfully completed its IPO and listing of 8,993,000 American Depositary Shares (“ADSs”) on the New York Stock Exchange in December, 2013, and raised net proceeds of US$142,590 from the offering. Each ADS represents one ordinary share. Upon the completion of IPO in December, 2013, the Company’s dual-class ordinary share structure came into effect (Note 15). Upon the completion of follow-on offering in November 2014, 2,424,801 ADSs were issued by the Company and 6,964,612 Class B ordinary shares were converted into Class A ordinary shares. The net proceeds from the follow-on offering amounted to US$97,344 net of issuance cost. Upon the transfer of 47.4% share ownership by Telstra to Ping An in June 2016, all the Class B ordinary shares were converted into Class A ordinary shares. As of December 31, 2018, the Company had ordinary shares outstanding, all comprised of 118,056,345 Class A ordinary shares. Ping An became the Company’s controlling shareholder holding 52.4% of the total equity interest and voting rights, respectively in the Company as of December 31, 2018.

The Company, through its subsidiaries and VIEs (as disclosed in the table below), is engaged in the provision of media services, leads generation services and online marketplace and others in the People’s Republic of China (the “PRC”).

As of December 31, 2018, the Company’s principal subsidiaries and VIEs where Autohome WFOE and Chezhiying WFOE are the primary beneficiaries include the following entities:

Entity	Date of incorporation or acquisition	Place of incorporation	Percentage of direct ownership by the Company
Subsidiaries
Cheerbright International Holdings, Limited (“Cheerbright”)	June 13, 2006	British Virgin Islands	100%
Autohome E-commerce Inc.	February 6, 2015	Cayman Islands	100%
Autohome Link Inc.	January 29, 2015	Cayman Islands	100%
Autohome Financing Limited	March 23, 2015	Cayman Islands	100%
Autohome (Hong Kong) Limited (“Autohome HK”)	March 16, 2012	Hong Kong	100%
Autohome Media Limited (“Autohome Media”, formerly known as Prbrownies Marketing Limited)	October 18, 2013	Hong Kong	100%
Autohome E-commerce Hong Kong Limited	February 18, 2015	Hong Kong	100%
Autohome Link Hong Kong Limited	February 16, 2015	Hong Kong	100%
Autohome Financing Hong Kong Limited	April 15, 2015	Hong Kong	100%
Beijing Cheerbright Technologies Co., Ltd. (“Autohome WFOE”)	September 1, 2006	PRC	100%
Autohome Shanghai Advertising Co., Ltd.	September 29, 2013	PRC	100%
Beijing Prbrownies Software Co., Ltd. (formerly known as “Beijing Autohome Software Co., Ltd.”)	November 12, 2013	PRC	100%

1.	ORGANIZATION (CONTINUED)

Entity	Date of incorporation or acquisition	Place of incorporation	Percentage of direct ownership by the Company
Beijing Autohome Technologies Co., Ltd.	November 12, 2013	PRC	100%
Beijing Autohome Advertising Co., Ltd.	November 13, 2013	PRC	100%
Guangzhou Autohome Advertising Co., Ltd.	November 25, 2013	PRC	100%
Autohome (Tianjin) Automobile Sales Co., Ltd.	October 20, 2014	PRC	100%
Beijing Chezhiying Technology Co., Ltd. (“Chezhiying WFOE”)	May 26, 2015	PRC	100%
Beijing Chezhiying Software Co., Ltd. (“Chezhiying Software”)	December 9, 2015	PRC	100%
Beijing Kemoshijie Technology Co., Ltd.	September 11, 2015	PRC	100%
Beijing Haochezhijia E-commerce Co., Ltd.	April 25, 2016	PRC	75%
Huai’an Prbrownies Software Co., Ltd.	September 13, 2016	PRC	100%
Chengdu Prbrownies Software Co., Ltd.	September 30, 2016	PRC	100%
Guangzhou Chezhihuitong Advertising Co., Ltd.	August 20, 2018	PRC	100%
Hainan Chezhiyitong Information Technology Co., Ltd.	August 20, 2018	PRC	100%
Tianjin Autohome Data Information Technology Co., Ltd.	October 15, 2018	PRC	100%
Autohome Zhejiang Advertising Co., Ltd.	December 19, 2018	PRC	100%
VIEs
Beijing Autohome Information Technology Co., Ltd. (“Autohome Information”)	August 28, 2006	PRC	—
Beijing Shengtuo Autohome Advertising Co., Ltd.	September 21, 2010	PRC	—
Beijing Shengtuo Hongyuan Information Technology Co., Ltd. (“Shengtuo Hongyuan”)	November 8, 2010	PRC	—
Beijing Shengtuo Chengshi Advertising Co., Ltd.	November 12, 2010	PRC	—
Shanghai You Che You Jia Advertising Co., Ltd. (“Shanghai Advertising”)	December 31, 2011	PRC	—
Beijing Autohome Used Car Appraisal Co., Ltd.	January 30, 2015	PRC	—
Beijing Autohome Used Car Brokerage Co., Ltd.	June 10, 2015	PRC	—
Shanghai Tianhe Insurance Brokerage Co., Ltd.	September 21, 2017	PRC	—

The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”. The Group provides media services, leads generation services and online marketplace and others through its websites and mobile applications. These services are offered to automakers and dealers, and advertising agencies that represent automakers and dealers in the automobile industry, and financial institutions. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries and VIEs in the PRC.

1.	ORGANIZATION (CONTINUED)

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

In September 2016 and March 2017, the then individual nominee shareholders of Shengtuo Hongyuan, Autohome Information and Shanghai Advertising, entered into Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements with Min Lu and Haiyun Lei, pursuant to which the then individual nominee shareholders transferred all of their equity interest in each of the entities to Min Lu and Haiyun Lei. In September 2016 and in March 2017, each of Chezhiying WFOE and Autohome WFOE, and each of Shengtuo Hongyuan and its two subsidiaries, Autohome Information and its two subsidiaries and Shanghai Advertising, and each of Min Lu and Haiyun Lei, as the individual nominee shareholder of VIEs, entered into contractual agreements.

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

The following is a summary of the Contractual Agreements:

Exclusive technical consulting and service agreements

Pursuant to the exclusive technical consulting and service agreements that have been entered into by the WFOEs and the VIEs, the VIEs have engaged the WFOEs as their exclusive provider of technical support and management consulting services. In addition, the WFOEs shall provide the necessary financial support to the VIEs whether or not the VIEs incur any losses, and not request for repayment if the VIEs are unable to do so. The VIEs shall pay to the WFOEs service fees calculated based on such VIE’s revenues reduced by its value-added taxes and surcharges, operating expenses and an appropriate amount of retained profit that is determined pursuant to the Group’s tax planning strategies and relevant tax laws. The service fees can be adjusted by the WFOEs unilaterally. The WFOEs shall exclusively own any intellectual property arising from the performance of this agreement. This agreement has a 30 year term that can be automatically extended for another 10 years at the option of the WFOEs. The agreement can only be terminated mutually by the parties in writing. During the term of the agreement, the VIEs may not enter into any agreement with third parties for the provision of any technical or management consulting services without prior consent of the WFOEs.

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

1.	ORGANIZATION (CONTINUED)

Exclusive equity option agreements

Pursuant to the exclusive equity option agreements entered into among the Nominee Shareholders of the VIEs, VIEs and the WFOEs, the Nominee Shareholders jointly and severally granted to the WFOEs an option to purchase their equity interests in the VIEs. The purchase price will be offset against the loan repayments under the loan agreements. If the transfer price of the equity interest is greater than the loan amount, the Nominee Shareholders are required to immediately return the received transfer price in excess of the loan amount to the WFOEs or any person designated by the WFOEs. The WFOEs may exercise such option at any time until it has acquired all equity interests of the VIEs or freely transfer the option to any third party and such third party may assume the right and obligations of the option agreement. In addition, dividends and distributions are not permitted without the prior consent of the WFOEs, to the extent there is a dividend or distribution, the Nominee Shareholders will remit the amounts in full to the WFOEs immediately. In the event of liquidation or dissolution of the VIEs, all assets shall be sold to the WFOEs at the lowest selling price permitted by applicable PRC law, and any proceeds from the transfer and any residual interests in the VIEs shall be remitted to the WFOEs immediately. The exclusive equity option agreements have an indefinite term and will terminate at the earlier of i) the date on which all of the equity interests have been transferred to the WFOEs or any person designated by the WFOEs; or ii) the unilateral termination by the WFOEs.

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

1.	ORGANIZATION (CONTINUED)

In addition, if Shanghai Advertising, Autohome Information and its subsidiaries, Shengtuo Hongyuan and its subsidiaries or their shareholders fail to perform their obligations under the Contractual Agreements, the Company may have to incur substantial costs and expend resources to enforce the Company’s rights under the contracts. The Company may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these Contractual Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these Contractual Agreements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Company is unable to enforce these Contractual Agreements, the Company may not be able to exert effective control over its VIEs, and the Company’s ability to conduct its business may be negatively affected.

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

VIEs contributed an aggregate of 5.5%, 4.4% and 9.3% of the consolidated net revenues for the years ended December 31, 2016, 2017 and 2018, respectively, after elimination of inter-company transactions. As of December 31, 2017 and 2018, the VIEs accounted for an aggregate of 21.1% and 14.8%, respectively, of the consolidated total assets, and 6.7% and 6.5%, respectively, of the consolidated total liabilities after elimination of inter-company balances.

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

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs included in the Company’s consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows:

	December 31,
	2017	2018
	RMB	RMB	US$
Current assets	1,326,075	855,789	124,469
Non-current assets	1,645,183	1,641,154	238,696

Total assets	2,971,258	2,496,943	363,165

Accrued expenses and other payables	162,423	182,885	26,600
Advance from customers	45,747	55,268	8,038
Deferred revenue	47,507	36,847	5,359
Amounts due to related parties	4,309	1,569	228
Inter-company payables	1,031,877	509,899	74,162

Total current liabilities	1,291,863	786,468	114,387

Other liabilities	20,010	14,880	2,164
Deferred tax liabilities	12,708	12,135	1,765

Total non-current liabilities	32,718	27,015	3,929

Total liabilities	1,324,581	813,483	118,316

Net assets	1,646,677	1,683,460	244,849

1.	ORGANIZATION (CONTINUED)

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Net revenues	328,618	274,774	673,188	97,911
Net (loss)/income	(71,931)	20,380	29,099	4,232

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Net cash generated from/(used in) operating activities	20,337	851,872	(224,531)	(32,657)
Net cash (used in)/generated from investing activities	(33,204)	(802,710)	131,087	19,066
Net cash generated from financing activities	—	—	—	—

The revenue-producing assets that are held by the VIEs comprise of customer relationships, trademarks, websites, domain names, operating license and servers.

The current assets of the VIEs included amounts due from PRC subsidiaries of RMB381,388 and RMB169,546 (US$24,659), as of December 31, 2017 and 2018, respectively, which were eliminated upon consolidation by the Company. The current liabilities of the VIEs included amounts due to PRC subsidiaries of RMB1,031,877 and RMB509,899 (US$74,162), as of December 31, 2017 and 2018, respectively, which were eliminated upon consolidation by the Company. There was no pledge or collateralization of the VIEs’ assets and the WFOEs have not provided any financial support that they were not previously contractually required to provide to the VIEs. There were no assets of the VIEs that can only be used to settle their own obligations. Creditors of the VIEs have no recourse to the general credit of the WFOEs, which are the primary beneficiaries of the VIEs.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of accounting

The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

The Group adopted ASU No. 2016-18, Statement of Cash Flows (Topic 320): Restricted Cash, which require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents, starting from the first quarter of 2018 on a retrospective basis. After adoption of this ASU, restricted cash of RMB61,091 as of January 1, 2016 and RMB9,319 as of December 31, 2016 was included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. Correspondingly, the change in restricted cash of RMB51,772 and RMB9,319 was excluded from cash from operating activities for the years ended December 31, 2016 and 2017, respectively.

The following table provides a reconciliation of the amount of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31,
	2016	2017	2018
	RMB	RMB	RMB
Amounts shown in Consolidated
Balance Sheets:
Cash and cash equivalents	3,293,911	911,588	211,970
Restricted cash	9,319	—	5,000

Total cash, cash equivalents and restricted cash as shown in Consolidated Statements of Cash Flows	3,303,230	911,588	216,970

(b)	Principles of Consolidation

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

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Areas where management uses subjective judgment include, but are not limited to, estimating the useful lives of long-lived assets and intangible assets, identification of performance obligations, standalone selling price for each performance obligation and estimation of variable consideration represented by sales rebates, etc. related to revenue transactions, assessing the initial valuation of the assets acquired and liabilities assumed in a business combination and the subsequent impairment assessment of financial assets, long-lived assets, intangible assets, goodwill, other non-current assets and long-term investments, determining the provision for accounts receivable, accounting for deferred income taxes and accounting for the share-based compensation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8755 on December 31, 2018 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

(h)	Restricted Cash

Restricted cash represents cash deposits in a regulatory escrow account related to insurance brokerage services.

(i)	Fair Value Measurements of Financial Instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, prepaid expenses and other current assets, other non-current assets, accrued expenses and other payables, and amounts due to related parties. The carrying values of these financial instruments excluding other non-current assets approximated their fair values due to the short-term maturity of these instruments.

ASC topic 820 (“ASC 820”), Fair Value Measurements and Disclosures, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace

Level 3 – Unobservable inputs which are supported by little or no market activity

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

(j)	Property and Equipment

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

(k)	Intangible Assets

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

Category	Estimated useful life
Trademark	3-15 years
Customer relationship	5 years
Websites	4 years
Domain names	4-10 years
Licensing agreements	1.75 years
Insurance brokerage license	4 years

(l)	Long-term Investments

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2017 and 2018 were related to its acquisition of Cheerbright, China Topside and Norstar. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

Management has determined that the Group represents the lowest level within the entity at which goodwill is monitored for internal management purposes. Management evaluated the recoverability of goodwill by performing a qualitative assessment before using a two-step impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more-likely-than-not that the fair value of the reporting unit is in excess of its carrying amount. Therefore, management concluded that it was not necessary to proceed to the two-step goodwill impairment test. At December 31, 2017 and 2018, goodwill was RMB1,504,278 and RMB1,504,278 (US$218,788), respectively. No impairment loss was recorded for any of the years presented.

If the Group reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, goodwill is reassigned based on the relative fair value of each of the affected reporting units.

(n)	Other non-current assets

Other non-current assets are primarily comprised of an investment in TTP Car Inc. (“TTP”) in the form of a three year convertible bond with an annual 8% compound interest rate, in an aggregate principal amount of US$100,000. Concurrently with the issuance of the convertible bond, the Group was granted the right (not the obligation) to purchase an additional 8.0% convertible bond in an aggregate principal amount of US$65,000, to be issued by TTP upon its request from time to time, within three years after the consummation of transaction in June 2018 . On or prior to the maturity date, which is June 11, 2021 unless extended otherwise, any or all of the outstanding principal under the bond is automatically convertible into preferred shares of TTP subject to certain conditions, or optionally convertible into preferred shares of TTP at the Company’s discretion.

A convertible bond that is not within the scope of ASC 320 “Investments - debt and equity securities” is accounted for under ASC 310 “Receivables”. The initial investment amount of US$100,000 was first allocated, based on fair value, to any free standing instrument that was purchased together with the convertible loan, and to any embedded features requiring separate recognition under ASC 815 “Derivatives and Hedging”. The US$65,000 warrant was recognized as a freestanding financial derivative and recorded at its fair value; any subsequent changes in fair value will be recognized in earnings. There were no embedded features that required separate recognition. After allocation, the remaining investment amount was recognized as the convertible bond. The difference between the carrying value and face value of the convertible bond, after allocation, was treated as a discount on convertible bond and is amortized and recognized as interest income using the effective interest method. The convertible bond is carried at its amortized cost, net of the discount.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

According to ASC 310-10-35, a loan receivable should be evaluated for impairment at each reporting period. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. All amounts due according to the contractual terms means that both the contractual interest payments and the contractual principal payments of a loan will be collected as scheduled in the loan agreement.

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

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. Subsequently, the FASB issued several amendments and updates to the new revenue guidance. The Company adopted the new revenue guidance beginning January 1, 2018 by applying the modified retrospective method to those contracts that are not completed as of January 1, 2018, with the comparative information not being adjusted and continues to be reported under ASC 605. The most significant impact for the Company is the change from presentation of value-added tax (“VAT”) on gross basis to net basis. This change reduces revenues and cost of revenues for the gross amount of VAT collected and paid, respectively, and presents VAT refunds as a component of other income, net. This change has no impact on the determination of the amount or timing of services and other revenue to be recognized and is only a change in classification. There were no adjustments to the opening balance of retained earnings upon initially applying the new guidance. Adoption of the new revenue recognition standards had no impact to the Group’s consolidated balance sheet, consolidated statement of cash flows, consolidated statement of changes in shareholders’ equity for the year ended December 31, 2018.

The following table illustrates the effect of the adoption of ASC 606 by presenting a comparison of selected line items from the Group’s consolidated statement of comprehensive income for the year ended December 31, 2018:

	For the year ended December 31, 2018
	Under Previous revenue guidance	Effects of new revenue guidance	Under New revenue guidance
Net revenues
Media services	3,718,748	(210,494)	3,508,254
Leads generation services	3,274,619	(403,623)	2,870,996
Online marketplace and others	919,368	(65,467)	853,901

Total net revenues	7,912,735	(679,584)	7,233,151

Cost of revenues	(1,210,545)	390,257	(820,288)

Gross profit	6,702,190	(289,327)	6,412,863

Other income, net	52,064	289,327	341,391
Operating profit	2,868,925		2,868,925
Net income attributable to Autohome Inc.	2,871,015		2,871,015

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Group’s revenues are derived from media services, leads generation services and online marketplace and others. Under Topic 606, revenues are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The recognition of revenue involves certain management judgments including identification of performance obligations, standalone selling price for each performance obligation, estimation of variable consideration represented by sales rebates, etc. The Group provides rebates to agency companies based on cumulative annual advertising and service volume, which are accounted for as variable consideration. The Group estimate its obligations under such agreements applying the expected value or most likely estimate, based on an evaluation of the likelihood of the agency companies’ achievement of the advertising and service volume targets and evaluation of the agency companies’ purchase trends and history. A refund liability (included in accrued expenses and other payables) is recognized for expected sales rebates payable to agency companies in relation to advertising services provided until the end of the reporting period. The Group recognizes revenue for the amount of fees it receives from its clients, after deducting these sales rebates, and net of VAT collected from customers. The Group believes that there will not be significant changes to its estimates of variable consideration and updates the estimate at each reporting period as actual utilization becomes available.

The Group determines revenue recognition through the following steps

•	identification of the contract, or contracts, with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when, or as, the Group satisfies a performance obligation

Media services

Media services revenues mainly include revenues from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices. The majority of online advertising service contracts involve multiple deliverables or performance obligations presented on PC and mobile platforms and under different formats such as banner advertisements, links and logos, other media insertions and promotional activities that are delivered over different periods of time. Revenue is allocated among these different deliverables based on their relative standalone selling prices. The Group generally determines the standalone selling price as the observable price of a product or service charged to customers when sold on a standalone basis. Advertising services are primarily delivered based on cost per day (“CPD”) pricing model. For CPD advertising arrangements, revenue is recognized when the corresponding advertisements are published over the stated display period. For certain marketing campaigns and promotional activities services, revenue is recognized when the corresponding services have been rendered.

Leads generation services

Leads generation services primarily include revenues from (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and (iii) used car listing services and other value-added services. Under the dealer subscription services, the Group makes available throughout the subscription period a webpage linked to its websites and mobile applications where the dealers can publish information such as the pricing of their products, locations and addresses and other related information. Usually, advanced payment is made for the dealer subscription services and revenue is recognized over time on a straight line basis as services are constantly provided over the subscription period. For the advertising services sold to individual dealers, revenue is recognized when the advertising is published over the stated display period. The used car listing services primarily include listing and display of used vehicles, generation of sales leads, etc, through the Group’s platform. The used car platform acts as a user interface that allows potential used car buyers to identify listings that meet their specific requirements and contact the seller. The service fee is charged per the number of displayed days, or quantity of sales leads delivered. Revenue is recognized respectively at a point in time upon the display of vehicles or the delivery of sales leads.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Online marketplace and others

Online marketplace and others revenue primarily consist of revenues related to new car and used car marketplace, auto-financing business, data products and others. For the new car and used car marketplace, and auto-financing business, the Group provides platform-based services including facilitation of transactions, transaction-oriented marketing solutions, generation of sales leads and facilitation of transactions as an insurance brokerage service provider. For the new car marketplace, the Group also acts as the platform for users to review automotive-related information, purchase coupons offered by automakers for discounts and make purchases to complete the transaction. For the used car platform, the Group acts as a C2B2C transaction system that facilitates the used car transaction between the sellers and buyers and charge the service fee per each sale. For the auto-financing business, the Group provides a platform which serves as a bridge to match users and automobile sellers that have auto financing needs with the Group’s cooperative financial institutions that offer a variety of products covering merchant loans, consumer loans, leases and insurance services. The auto-financing service fee is charged on a per sale or lead basis. The service fee is recognized at a point in time when the relevant information is displayed, marketing solution package is delivered, when the sales leads are delivered or upon the successful facilitation of transaction. For the data products, the Group provides data analysis reports and data-driven intelligent sales and marketing tools for the automakers and dealers and recognizes revenue at a point in time upon the delivery of reports or over the period of the consumption or utilization of marketing tools by the automakers and dealers.

Contract Balances

Payment terms and conditions vary by contract and service types. However, generally speaking, excluding dealer subscription and used car listing, the rest of service contracts usually require payment within several months of service delivery. The term between billings and when payment is due is not significant and the Company generally does not provide significant financing terms. Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. Non-refundable payments in advance of revenue recognition are recorded as deferred revenue and recognized as revenue along with the fulfillment of performance obligations. Deferred revenue is primarily related to the advanced payment related to dealer subscription services and used car listings under leads generation services. The beginning balance of deferred revenue of RMB1,409,485 was fully recognized as revenue for the year ended December 31, 2018. There is no significant change in contract liability balance for the year ended December 31, 2018.

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. An accounts receivable balance is written off after all collection effort has ceased.

Practical Expedients and Exemptions

The Company has elected to use the practical expedient to not disclose the remaining performance obligations for contracts that have durations of one year or less. The Company does not have significant remaining performance obligations in excess of one year. For the remaining performance obligations as of December 31, 2018, most of them are to be recognized within a year.

The revenue standard requires the Company to recognize an asset for the incremental costs of obtaining a contract with a customer if the benefit of those costs is expected to be longer than one year. The Group has determined that sales commission for sales personnel meet the requirements of capitalization. However, the Group applies a practical expedient to expense these costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.

(q)	Cost of Revenues

Cost of revenues primarily consist of bandwidth and internet data center fees, depreciation of the Group’s long-lived assets, amortization of acquired intangible assets, tax surcharges, content-related costs, cost of sales and write-downs of inventories and prepayment for vehicle purchase cost. Content-related costs primarily comprise of salaries and benefits for employees directly involved in revenue generation activities, cost related to content generation and acquisition and execution cost and other overhead expenses directly attributable to the provision of the media services, leads generation services and online marketplace and others. Cost of sales include vehicle purchase cost and other directly attributable costs. Rebates relating to new vehicles purchased and sold during the reporting period are recorded as a reduction to cost of revenues.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Advertising Expenditures

Advertising expenditures which amounted to RMB756,073, RMB767,528 and RMB1,047,160 (US$152,303) for the years ended December 31, 2016, 2017 and 2018, respectively, are expensed as incurred and are included in sales and marketing expenses.

(s)	Product Development Expenses

Product development expenses consist primarily of employee costs related to personnel involved in the development and enhancement of the Group’s service offerings on its websites and mobile applications, and expenditure for research and development activities. The Group recognizes these costs as expenses when incurred, unless they result in significant additional functionality or are related to application development stage, in which case they are capitalized.

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

(u)	Income Taxes

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v)	Earnings Per Share

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

(w)	Comprehensive Income

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

(x)	Noncontrolling interests

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

The full-time employees of the Company’s PRC subsidiaries and VIEs are entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total expenses for the employee benefits plans were RMB214,596, RMB270,794 and RMB319,491 (US$46,468) for the years ended December 31, 2016, 2017 and 2018, respectively.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

(bb)	Other income, net

Commencing in 2018 with the adoption of the new revenue accounting standard, VAT refunds are presented as a component of other income, net. For Beijing Prbrownies Software Co., Ltd. and Chengdu Prbrownies Software Co., Ltd., they are subject to 17% VAT (or 16% VAT beginning from May 1, 2018) for the dealer subscription services and other services, which were sold in the form of software products. Since November 2014 and December 2016, respectively, Beijing Prbrownies Software Co., Ltd. and Chengdu Prbrownies Software Co., Ltd. are entitled to an immediate 14% VAT (or 13% beginning from May 1, 2018) refund, which is a refund in excess of 3% VAT on the total VAT payable, after their registration of software products with relevant authority and obtaining the refund approval from local tax bureau. Other income, net also includes government grants, which primarily represent subsidies and tax refunds for operating a business in certain jurisdictions and fulfilment of specified tax payment obligations. These grants are not subject to any specific requirements and are recorded when received. For the years ended December 31, 2016, 2017 and 2018, RMB12,576, RMB25,657 and RMB45,190 (US$6,573) of government grants were recorded as other income, net. The prior figures have been reclassified to conform to current year presentation to facilitate comparison.

(cc)	Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). Further, as a clarification of the new guidance, the FASB issued several amendments and updates. Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. All other leases will fall into one of two categories: (i) financing leases, similar to capital leases, which will require the recognition of an asset and liability, measured at the present value of the lease payments and (ii) operating leases which will require the recognition of an asset and liability measured at the present value of the lease payments. Lessor accounting remains substantially unchanged with the exception that no leases entered into after the effective date will be classified as leveraged leases. For sale leaseback transactions, the sale will only be recognized if the criteria in the new revenue recognition standard are met. It is expected to be effective for fiscal years and interim periods beginning after December 15, 2018 for public entities. Early application is permitted. The Company will adopt the new lease guidance beginning January 1, 2019. The Company has finalized its analysis and the most significant impact will be the recognition of right-of-use assets and lease liabilities for operating lease.

In June 2016, the FASB issued ASU No. 2016-13 Financial Instruments—Credit Losses (“ASU 2016-13”). The amendments in this Update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The amendments are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is evaluating the impact of the adoption of this standard on its consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

(dd)	Concentration of Risk

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. As of December 31, 2017 and 2018, cash and cash equivalents, restricted cash and short-term investments altogether amounting to RMB8,154,224 and RMB10,066,458 (US$1,464,106), respectively, were deposited with various major reputable financial institutions located in the PRC and international financial institutions outside of the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the creditworthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. The Group continues to monitor the financial strength of these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by the Group’s assessment of its customers’ creditworthiness and its ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses and these losses have generally been within expectations. There were one customer and three customers that individually represented greater than 10% of the total accounts receivable as of December 31, 2017 and 2018.

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

There were no customers that individually represented greater than 10% of the total net revenues for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Most of the cash and cash equivalents and short-term investments held by PRC subsidiaries and the VIEs are denominated in RMB, while a portion of cash and cash equivalents and short-term investments held by PRC subsidiaries and the VIEs are denominated in US$. Cash distributed outside of the PRC by PRC subsidiaries and the VIEs are subject to PRC dividend withholding tax.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency exchange rate risk

Since July 21, 2005, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There was depreciation of 6.7%, appreciation of 6.7%, depreciation of 5.4% for the years ended December 31, 2016, 2017 and 2018, respectively. Any significant appreciation or depreciation of the RMB may materially and adversely affect the Group’s earnings and financial position, and the value of, and any dividends payable on, the Company’s ADSs in U.S. dollars. For example, to the extent that the Group need to convert U.S. dollars it received from its initial public offering into RMB to pay its operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount it would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Group’s earnings, which in turn could adversely affect the price of ADSs.

3.	FAIR VALUE MEASUREMENT

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement at December 31, 2018 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2018
	RMB	RMB	RMB	RMB	US$
Cash equivalents
Money market fund	7,295	—	—	7,295	1,061
Short-term investments
Term deposits	—	1,732,110	—	1,732,110	251,925
Money market fund	—	24,394	—	24,394	3,548
Adjustable-rate financial products	—	8,092,984	—	8,092,984	1,177,076
Restricted cash, non-current	—	5,000	—	5,000	727
Other non-current assets
Warrant	—	—	36,375	36,375	5,291

	7,295	9,854,488	36,375	9,898,158	1,439,628

	Fair Value Measurement at December 31, 2017 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2017
	RMB	RMB	RMB	RMB
Cash equivalents
Time deposits	—	694,500	—	694,500
Money market fund	34,105	—	—	34,105
Short-term investments
Term deposits	—	842,912	—	842,912
Money market fund	—	10,042		10,042
Adjustable-rate financial products	—	6,389,682	—	6,389,682

	34,105	7,937,136	—	7,971,241

3.	FAIR VALUE MEASUREMENT (CONTINUED)

Other financial instruments

The followings are other financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

Financial assets including accounts receivable, amounts due from related parties and prepaid expenses and other current assets are not measured at fair value in the consolidated balance sheets, and the carrying values approximated fair value due to their short-term maturity. Financial liabilities including accrued expense and other payables, and amounts due to related parties are also not measured at fair value in the consolidated balance sheets, and the carrying values approximated fair value due to their short-term maturity.

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

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,
	2017	2018
	RMB	RMB	US$
Accounts receivable	1,895,145	2,799,424	407,159
Allowance for doubtful accounts	(1,408)	(3,589)	(522)

Total	1,893,737	2,795,835	406,637

As of December 31, 2017 and 2018, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	December 31,
	2017	2018
	RMB	RMB	US$
Beginning balance	512	1,408	205
Additions charged to bad debt expense	1,854	3,789	551
Reversal	(744)	(1,574)	(229)
Write off	(214)	(34)	(5)

Ending balance	1,408	3,589	522

The Group recognized additions to allowance for doubtful accounts amounting to RMB2,303, RMB1,110 and RMB2,215 (US$322) within general and administrative expenses, for the years ended December 31, 2016, 2017 and 2018, respectively.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2017	2018
	RMB	RMB	US$
Prepayments	125,317	188,481	27,413
Rental and other deposits	24,804	6,646	967
Interest receivable	3,462	8,030	1,168
Staff advances	7,496	5,444	792
Receivables from third-party payment platform	14,757	5,793	843
Other receivables	10,287	35,583	5,175

	186,123	249,977	36,358

Prepayments primarily include prepaid VAT and surcharges, prepaid promotional expenses and service fee.

6.	TAXATION

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

Hong Kong

Autohome HK is incorporated in Hong Kong on March 16, 2012. In October 2013, Autohome HK acquired Autohome Media, a Hong Kong advertising and marketing company. Also in 2015, three new entities are established in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. For the years ended December 31, 2016, 2017 and 2018, except for the tax payment made by Autohome Financing Hong Kong Limited in relation to its disposal of Shanghai Youcheyoujia Financing Co., Ltd. as its 25% shareholder, the Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong during this period. Under the Hong Kong tax law, subsidiaries in Hong Kong are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

The PRC

Autohome WFOE

In September 2010, Autohome WFOE was recognized as a “High-New Technology Enterprise” (“HNTE”), and eligible for a 15% preferential tax rate effective through 2019. Besides being an HNTE, Autohome WFOE filed for key software enterprise. Pursuant to the Circular on Issues concerning Preferential Enterprise Income Tax Policies for Software and Integrated Circuit Industries in May 2016, it was entitled to a more favorable tax rate of 10% for the tax year of 2017.

6.	TAXATION (CONTINUED)

Beijing Autohome Technologies Co., Ltd.

In July 2015, Beijing Autohome Technologies Co., Ltd. was recognized as a HNTE and eligible for a 15% preferential tax rate effective through 2020. Besides being an HNTE, Beijing Autohome Technologies Co., Ltd. also filed for key software enterprise and was entitled to a more favorable tax rate of 10% for the tax year of 2017.

Beijing Prbrownies Software Co., Ltd.

In February 2016, Beijing Prbrownies Software Co., Ltd. was recognized as a HNTE and eligible for a 15% preferential tax rate effective through 2020. Besides being an HNTE, Beijing Prbrownies Software Co., Ltd. also filed for key software enterprise and was entitled to a more favorable tax rate of 10% for the tax year of 2017.

Chengdu Prbrownies Software Co., Ltd.

Pursuant to the aforementioned Circular, the eligible software enterprises would enjoy a preferential tax rate policy, whereby the enterprise will be entitled to two-year enterprise income tax exemption and reduced enterprise income tax rate of 12.5% for the three years thereafter, depending on the results of annual tax filing and examination afterwards instead of pre-approval process.

Chengdu Prbrownies Software Co., Ltd. filed for software enterprise and was exempt from income tax for the tax year of 2017 and could be exempt from income tax for the tax year of 2018, followed by a 50% reduction in the statutory income tax rate of 25% for the years of 2019, 2020 and 2021 provided that it continues to maintain its status as a software enterprise during each relevant tax year.

Considering the uncertainty in the results of tax filing and subsequent examination on the key software enterprise and software enterprise status by relevant authority, Autohome WFOE, Beijing Autohome Technologies Co., Ltd. and Beijing Prbrownies Software Co., Ltd. accrued the income tax expenses by applying the preferential HNTE tax rate of 15% and Chengdu Prbrownies Software Co., Ltd. accrued the income tax expenses by applying statutory tax rate of 25% for tax year of 2017.

The management subsequently assessed and concluded that the aforementioned uncertainty was eliminated in the fourth quarter of 2018 and a reversal of RMB117,470 (US$17,085)) was recorded in 2018, composed of current income tax expense of RMB118,996 (US$17,307) and deferred income tax benefit of RMB1,526 (US$222). A reversal of RMB173,557 and RMB158,995 was also recorded in the fourth quarter of 2016 and 2017, each composed of current income tax expense of RMB181,586 and deferred income tax expense of RMB8,029, current income tax expense of RMB163,651 and deferred income tax expense of RMB4,656.

The basic earnings per share effects related to the preferential tax rate were RMB2.89, RMB3.29 and RMB3.18 (US$0.46) for the years ended December 31, 2016, 2017 and 2018, respectively.

The Company’s remaining PRC subsidiaries and all the VIEs were subject to Enterprise Income Tax (“EIT”) at a rate of 25% for the years ended December 31, 2016, 2017 and 2018.

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

6.	TAXATION (CONTINUED)

The Group had minimal operations in jurisdictions other than the PRC. Income/(loss) before income tax expense consists of:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
PRC	1,263,223	2,266,075	3,197,471	465,054
Non PRC	(14,371)	(4,534)	43,950	6,392

	1,248,852	2,261,541	3,241,421	471,446

The income tax expense is comprised of:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Current	136,429	254,803	275,779	40,111
Deferred	(103,800)	12,279	102,111	14,851

	32,629	267,082	377,890	54,962

The reconciliation of income tax expense for the years ended December 31, 2016, 2017 and 2018 is as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Income before income tax expense	1,248,852	2,261,541	3,241,421	471,446
Income tax expense computed at PRC statutory tax rates (25%)	312,213	565,385	810,355	117,861
Non-deductible expenses	50,163	63,223	49,117	7,143
Research and development expenses super–deduction	(24,365)	(30,806)	(89,796)	(13,060)
Change in valuation allowances	47,006	(15,510)	(15,285)	(2,223)
Outside basis difference	(28,265)	7,360	8,481	1,234
Effect of international tax rate difference	3,593	1,133	(10,988)	(1,598)
Interest expense relating to unrecognized tax benefits	2,482	—	—	—
Effect of preferential tax rate	(330,198)	(383,039)	(373,994)	(54,395)
Effect of withholding tax on dividend	—	59,336	—	—

Income tax expense	32,629	267,082	377,890	54,962

6.	TAXATION (CONTINUED)

Deferred tax

The significant components of deferred taxes are as follows:

	December 31,
	2017	2018
	RMB	RMB	US$
Deferred tax assets
Allowance for doubtful accounts	352	756	110
Accrued staff cost	1,563	1,268	184
Accrued expenses	73,500	26,061	3,790
Revenue recognition	48,774	5,941	865
Tax losses	101,746	96,025	13,966
VAT refund	3,842	—	—
Less: Valuation allowances	(55,157)	(39,872)	(5,799)

Total deferred tax assets	174,620	90,179	13,116

Deferred tax liabilities
Intangible assets and internally-developed software	14,262	10,540	1,532
Outside basis difference and others	423,989	445,381	64,779

Total deferred tax liabilities	438,251	455,921	66,311

In assessing the realizability of deferred tax assets, the Group has considered whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Group records a valuation allowance to reduce deferred tax assets to a net amount that management believes is more-likely-than-not of being realizable based on the weight of all available evidence. The Company recorded valuation allowances against the deferred tax assets of fourteen and eleven PRC subsidiaries and VIEs as of December 31, 2017 and 2018, respectively, due to the cumulative tax loss positions and insufficient forecasted future taxable income.

As of December 31, 2018, the Group had net operating losses of approximately RMB384,099 (US$55,865), which can be carried forward to offset taxable income. The net operating loss will start to expire in 2019 if not utilized.

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

On November 6, 2017, the board of directors of the Company declared a special cash dividend of approximately RMB5.08 per ordinary share. The Company does not have present plan to pay additional dividends in the foreseeable future and the board of directors of the Company currently intends to retain the remaining available funds and earnings to operate and expand the business. In 2017, The Company accrued RMB59,336 of deferred income tax expenses associated with the expected cash dividend payment. As of December 31, 2017 and 2018, the total amount of undistributed earnings from the Company’s PRC subsidiaries and VIEs that are considered to be permanently reinvested was RMB5,318,555 and RMB8,274,556 (US$1,203,484), respectively. As of December 31, 2017 and 2018, determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical.

Unrecognized tax benefits

As of December 31, 2017 and 2018, the Company recorded an unrecognized tax benefit of RMB32,122 and RMB24,068 (US$3,501), respectively, of which nil and nil, respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. This represents the difference between the amount of benefit recognized in the statement of financial position and the amount taken or expected to be taken in a tax return. It is possible that the amount of uncertain tax position will change in the next twelve months, however, an estimate of the range of the possible outcomes cannot be made at this time. As of December 31, 2017 and 2018, unrecognized tax benefits of RMB16,995 and RMB11,659 (US$1,695), respectively, if ultimately recognized, will impact the effective tax rate.

6.	TAXATION (CONTINUED)

A roll-forward of unrecognized tax benefits is as follows:

	December 31,
	2017	2018
	RMB	RMB	US$
Beginning balance	21,902	19,047	2,770
Additions based on tax positions related to current year	—	—	—
Decreases based on tax positions related to prior years	(2,855)	(7,388)	(1,075)

Ending balance	19,047	11,659	1,695

During the years ended December 31, 2016, 2017 and 2018, the Company recorded late payment interest expense of RMB2,482, nil and nil, and penalties of nil, nil and nil, respectively, as part of income tax expense. As of December 31, 2017 and 2018, the Company recorded RMB13,075 and RMB12,409 (US$1,806) for late payment interest expense, and nil and nil for penalties.

The tax years ended December 31, 2014 through 2018 for the Company’s PRC subsidiaries and VIEs remain subject to examination by the PRC tax authorities.

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2017	2018
	RMB	RMB	US$
At cost:
Electronic equipment	301,783	418,381	60,851
Office equipment	1,361	1,534	223
Motor vehicles	2,855	3,645	530
Software	34,310	40,255	5,855
Leasehold improvements	40,408	41,225	5,996

	380,717	505,040	73,455
Less: Accumulated depreciation	(250,395)	(334,842)	(48,701)

	130,322	170,198	24,754

Depreciation expense was RMB65,246, RMB81,915 and RMB90,270 (US$13,129) for the years ended December 31, 2016, 2017 and 2018, respectively.

8.	INTANGIBLE ASSETS, NET

The following tables present the Group’s intangible assets with definite lives as of the respective balance sheet dates:

	December 31, 2018
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB	US$
Trademarks	68,380	(47,868)	20,512	2,983
Customer relationship	9,050	(9,050)	—	—
Websites	27,000	(27,000)	—	—
Domain names	2,021	(1,884)	137	20
Licensing agreements	2,612	(2,612)	—	—
Insurance brokerage license	28,133	(9,378)	18,755	2,728

	137,196	(97,792)	39,404	5,731

	December 31, 2017
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB
Trademarks	68,380	(43,292)	25,088
Customer relationship	9,050	(9,050)	—
Websites	27,000	(27,000)	—
Domain names	1,917	(1,870)	47
Licensing agreements	2,492	(2,492)	—
Insurance brokerage license	28,133	(2,345)	25,788

	136,972	(86,049)	50,923

The Company obtained insurance brokerage license in 2017 through acquisition of Shanghai Tianhe Insurance Brokerage Co., Ltd., which was accounted for as asset acquisition. The intangible assets are amortized using the straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from approximately 1.75 to 15 years. Amortization expense was RMB4,558, RMB6,923 and RMB11,623 (US$1,690) for the years ended December 31, 2016, 2017 and 2018, respectively.

The annual estimated amortization expenses for the acquired intangible assets for each of the next five years are as follows:

	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB
Amortization expenses	11,662	11,635	9,247	4,559	2,282

9.	LONG-TERM INVESTMENTS

As of December 31, 2017 and 2018, the Company holds several equity investments through its subsidiaries or VIEs, all of which were accounted for under the equity method since the Company can exercise significant influence but does not own a majority equity interest in or control them.

Hunan Mango Autohome Automobile Sales Co., Ltd. (“Mango JV”)

In May 2015, the Group entered into a shareholder agreement with HappiGo Home Shopping Co. (“HappiGo”) to establish a strategic joint venture, Mango JV, with total capital contribution of RMB100,000, of which the Company subscribed for RMB49,000 or 49% of the ordinary shares.

9.	LONG-TERM INVESTMENTS (CONTINUED)

Shanghai Youcheyoujia Financing Co., Ltd. (“Financing JV”)

In September 2015, the Group signed a memorandum of understanding to establish a joint venture with three parties. In 2015, the Group made a full payment of RMB75,000, for a 25% equity interest of the Financing JV. In September 2017, the Group entered into a definitive agreement to transfer all its equity interests in Financing JV to an unaffiliated party. As of December 31, 2018, the equity transfer was completed. The difference between the selling price and carrying amount upon the completion of sales was recognized as disposal gain and recorded under “earnings from equity method investments”.

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

The carrying amount of all of the equity method investments was RMB147,929 and RMB70,979 (US$10,323) as of December 31, 2017 and 2018, respectively. The Company excluded the summarized information for these equity method investees as they were insignificant either individually or on an aggregated basis for all the years presented.

No impairment charges associated with the equity method investments were recognized during any of the years presented.

10.	OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	December 31,
	2017	2018
	RMB	RMB	US$
Convertible bond	—	675,334	98,223
Warrant	—	36,375	5,291
Others	17,361	21,096	3,068

	17,361	732,805	106,582

Fair value change of the warrant was nil, nil and RMB11,017 (US$1,602) for the years ended December 31, 2016, 2017 and 2018, respectively.

In June 2018, the Company entered into a definitive agreement with TTP Car Inc., or TTP, a company operating an online auction platform for used automobiles, pursuant to which the Company made an investment in TTP in the form of a three year convertible bond, with an annual 8% compound interest rate, in an aggregate principal amount of US$100,000 in cash. The transaction was successfully consummated in June 2018. The Company was granted the right (“warrant”), not the obligation to purchase an additional 8.0% convertible bond in an aggregate principal amount of US$65 million to be issued by TTP upon the Company’s request from time to time within three years after the after the consummation of transaction in June 2018. The conversion feature does not meet the definition of derivative and the put option (redemption right) was considered as embedded derivatives that does not meet the criteria to be bifurcated and accounted for together with the convertible bond itself. The warrant for the subscription of additional convertible bond was considered as a freestanding financial instrument and was accounted for at fair value with the change in fair value recognized in earnings.

10.	OTHER NON-CURRENT ASSETS (CONTINUED)

To estimate the fair value of the warrant, Black-Scholes Option Pricing Model was used in the valuation, with the following assumptions:

December 31, 2018
Risk-free interest rate	2.5%
Exercise price	US$65,000
Dividend yield	0.00%
Expected time to exercise (years)	2.4
Asset volatility	25.0%

11.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables are as follows:

	December 31,
	2017	2018
	RMB	RMB	US$
VAT and surcharges payable	88,435	156,045	22,696
Payroll and welfare payable	409,691	574,389	83,541
Accrued rebates	646,922	880,624	128,081
Deposit from customers	46,321	80,385	11,692
Accrued expenses	328,315	571,625	83,139
Payable for purchase of fixed assets	6,303	27,132	3,946
Professional service fees	5,236	9,206	1,339
Payable for exercise of share-based awards	5,735	39,500	5,745
Others	121,976	101,042	14,696

	1,658,934	2,439,948	354,875

12.	RELATED PARTY TRANSACTIONS

Name of related parties	Relationship with the Group
Ping An and its subsidiaries (“Ping An Group”)	The Company’s controlling shareholder and its subsidiaries
Mango JV	An equity-method investee of the Company’s subsidiary

Ping An became the Company’s controlling shareholder in June 2016 and therefore Ping An Group became the Company’s related party since then. The following related party transactions represent the transactions occurred afterwards.

During the years ended December 31, 2016, 2017 and 2018, related party transactions were as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Sales of new vehicles to Ping An Group	21,938	—	—	—
Services provided to Ping An Group (a)	—	21,171	473,466	68,863
Services provided to other related parties	5,064	1,768	124	18

Net revenues from related parties	27,002	22,939	473,590	68,881

Services provided by Ping An Group (b)	21,594	55,220	88,658	12,894
Services provided by other related parties	4,603	2,644	10,415	1,515

Cost of revenues and operating expenses from related parties	26,197	57,864	99,073	14,409

Interest income from Ping An Group	3,564	35,049	50,968	7,413

12.	RELATED PARTY TRANSACTIONS (CONTINUED)

As of December 31, 2017 and December 31, 2018, balances with related parties were as follows:

	December 31, 2017	December 31, 2018
	RMB	RMB	US$
Amounts due from related parties, current
Ping An Group (c)	21,014	34,018	4,948
Mango JV	3,425	29	4
Other related parties	63	—	—

	24,502	34,047	4,952

Amounts due from related parties, non-current
Ping An Group (c)	10,956	2,041	297

	10,956	2,041	297

Amounts due to related parties
Ping An Group (d)	1,101	19,463	2,831
Mango JV	9,049	208	30
Other related parties	135	197	29

	10,285	19,868	2,890

(a)	The amount represents the commission fee for transaction facilitation service on financial product including loan, leasing and insurance products and advertising service provided to Ping An Group.
(b)	The amount represents rental and property management services, technical services and other miscellaneous services provided by Ping An Group.
(c)

Receivable from Ping An Group primarily consists of deposit in relation to the operating lease and other agreements, service fee receivable, and interest receivable from cash and cash equivalents and short-term investments held at Ping An Group. As of December 31, 2017 and 2018, the Group had cash and cash equivalents and short-term investments of RMB1,374,574 and RMB1,117,132 (US$162,480) at Ping An Group, respectively.

(d)	The outstanding payable to Ping An Group primarily consists of payable for purchase of technical service and other miscellaneous services.

13.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases office space and employee accommodation in the PRC under non-cancellable operating leases expiring on various dates. Payments under operating leases are expensed on a straight-line basis, after considering rent holidays, over the periods of the respective lease terms. The terms of the leases do not contain rent escalation or contingent rents, and for the years ended December 31, 2016, 2017 and 2018, total rental expenses for all operating leases amounted to RMB84,673, RMB95,654 and RMB100,006 (US$14,545) respectively.

As of December 31, 2018, the Group has future minimum lease payments under non-cancellable operating leases, with initial terms in excess of one year, for office premises consisting of the following:

	RMB	US$
2019	109,194	15,882
2020	39,898	5,803
2021 and thereafter	1,601	233

	150,693	21,918

Legal proceedings

From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. The Group does not believe that any currently pending legal proceeding to which the Group is a party will have a material effect on its business, balance sheets, and results of operations or cash flows.

14.	COST OF REVENUES

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Content-related costs	269,313	390,885	441,459	64,208
Depreciation and amortization	42,570	41,579	41,600	6,050
Bandwidth and internet data center	51,766	89,889	105,313	15,317
VAT and surcharges(1)	349,373	484,811	231,916	33,731
Cost of sales(1)	1,680,143	351,521	—	—

	2,393,165	1,358,685	820,288	119,306

(1) Due to adoption of the new revenue standard, the operating results for the year ended December 31, 2018 were presented on a net basis, with the net revenues and cost of revenues excluding VAT, while those for the years ended December 31, 2016 and 2017 have not been restated and were presented on a gross basis with the net revenues and cost of revenues including VAT.

Write-down of inventories and prepayment for vehicle purchase cost of RMB50,190, RMB1,483 and nil was included in cost of sales for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Upon the completion of follow-on offering in November, 2014, 2,424,801 ADSs were issued by the Company and 6,964,612 Class B ordinary shares were converted into Class A ordinary shares, and the net proceeds from the follow-on offering amounted to US$97,344, net of issuance costs. Each ADS represents one ordinary share. In June 2016, Telstra completed the sale of approximately 47.4% of the then Company’s total issued and outstanding shares to Yun Chen Capital Cayman, a wholly owned subsidiary of Ping An. Upon the completion of sale, all of the Company’s remaining Class B ordinary shares were converted into Class A ordinary shares. On February 22, 2017, Ping An further acquired from Telstra approximately 6.5% of the then total issued shares in the Company. There were 61,824,328, nil and nil class B ordinary shares converted into Class A ordinary shares for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, the Company had ordinary shares outstanding, all comprised of 118,056,345 Class A ordinary shares.

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

16.	RESTRICTED NET ASSETS (CONTINUED)

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The Company’s VIEs in the PRC are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Group in the form of loans, advances or cash dividends. As of December 31, 2016, 2017 and 2018, the Company’s PRC subsidiaries and VIEs had appropriated RMB36,000, RMB51,847 and RMB75,929 (US$11,043), respectively, of retained earnings for its statutory reserves.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict the Company’s PRC subsidiaries and VIEs from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2017 and 2018, amounts restricted are the net assets of the Company’s PRC subsidiaries and VIEs, which amounted to RMB6,789,409 and RMB9,747,124 (US$1,417,660), respectively.

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to the Financial Statements” and concluded that it was applicable for the Company to disclose the condensed financial information for the parent company (Note 19) for the year ended December 31, 2018. For the purposes of presenting parent only financial information, the Company records its investments in its subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries and VIEs” and the profit of the subsidiaries and VIEs is included in “Share of income of subsidiaries and VIEs” in the condensed statements of comprehensive income.

17.	EARNINGS PER SHARE

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2016	2017	2018
	Ordinary shares	Ordinary shares	Ordinary shares	Ordinary shares
	RMB	RMB	RMB	US$
Basic earnings per share:
Numerator:
Net income attributable to Autohome Inc.	1,227,914	2,001,619	2,871,015	417,573
Denominator:
Weighted average ordinary shares outstanding	114,237,600	116,379,846	117,671,971	117,671,971

Basic earnings per share	10.75	17.20	24.40	3.55

Diluted earnings per share:
Numerator:
Net income attributable to Autohome Inc.	1,227,914	2,001,619	2,871,015	417,573
Denominator:
Weighted average ordinary shares outstanding	114,237,600	116,379,846	117,671,971	117,671,971
Dilutive effect of share-based awards	1,798,727	1,679,010	1,563,408	1,563,408

Weighted average number of shares outstanding-diluted	116,036,327	118,058,856	119,235,379	119,235,379

Diluted earnings per share	10.58	16.95	24.08	3.50

The effects of 831,042, 272,421 and 159,033 stock options were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the years ended December 31, 2016, 2017 and 2018, respectively. The effects of 354,423, 201,432 and 254,829 restricted shares were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the years ended December 31, 2016, 2017 and 2018, respectively.

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

Share options

The following table summarizes the Company’s employee share option activity under the share option plans:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
		US$	US$	Years	US$
Outstanding, January 1, 2018	1,587,614	24.88	19.67	8.53	63,190
Granted	355,545	74.30	52.60
Exercised	(395,633)	19.42
Forfeited	(124,875)	23.49

Outstanding, December 31, 2018	1,422,651	38.87	29.66	8.26	56,505

Vested and expected to vest at December 31, 2018	1,385,958	38.98	29.75	8.26	54,877

Exercisable as of December 31, 2018	293,381	23.41	20.62	7.30	16,084

The aggregate intrinsic value in the table above is calculated as the difference between the exercise price of the underlying awards and US$78.23, the closing stock price of the Company’s ordinary shares on December 31, 2018. The weighted-average grant-date fair value of options granted during the years ended December 31, 2016, 2017 and 2018 was US$14.62, US$30.23 and US$52.60, respectively. The total grant date fair value of options vested during the years ended December 31, 2016, 2017 and 2018 was RMB25,168, RMB64,334 and RMB63,708 (US$9,266), respectively. Total intrinsic value of options exercised during the years ended December 31, 2016, 2017 and 2018 was RMB246,754, RMB257,025 and RMB189,564 (US$27,571), respectively.

The aggregate fair value of the outstanding options at the grant dates were determined to be RMB290,077 (US$42,190) and such amount shall be recognized as compensation expenses using the straight-line method for all employee share options granted with graded vesting. As of December 31, 2018, there was RMB196,997 (US$28,652) of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested share-based awards which are expected to be recognized over a weighted-average period of 2.71 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

Restricted shares

Restricted shares activity for the year ended December 31, 2018 was as follows:

	Number of shares	Weighted average grant date fair value
		US$
Outstanding, January 1, 2018	1,651,008	29.95
Granted	493,848	91.00
Vested	(519,856)	29.81
Forfeited	(294,938)	40.80

Outstanding, December 31, 2018	1,330,062	50.27

Expected to vest, December 31, 2018	1,267,046	50.26

18.	SHARE-BASED COMPENSATION (CONTINUED)

The weighted average grant-date fair value of restricted shares granted during the years ended December 31, 2016, 2017 and 2018 was US$22.30, US$34.63 and US$91.00, respectively, which was derived from the fair value of the underlying ordinary shares. The total grant date fair value of restricted shares vested during the years ended December 31, 2016, 2017 and 2018 was RMB131,861, RMB140,887 and RMB106,563 (US$15,499). The aggregate fair value of the outstanding restricted shares at the grant dates were determined to be RMB459,710 (US$66,862) and such amount shall be recognized as compensation expense using the straight-line method for all restricted shares granted with graded vesting. As of December 31, 2018, there was RMB353,277 (US$51,382) of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested restricted shares which are expected to be recognized over a weighted-average period of 2.93 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

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

The Company calculated the estimated fair value of the share-based awards on the respective grant dates using the binomial option pricing model with the following assumptions:

	2016	2017	2018
	RMB	RMB	RMB
Fair value of ordinary share	US$23.76-US$24.88	US$45.36-US$54.84	US$63.91-US$98.31
Risk-free interest rates	1.70%-1.75%	2.30%-2.44%	2.42%-3.09%
Expected exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Expected volatility	63%	57%-60%	52%-60%
Expected dividend yield	0.00%	0.00%	0.00%
Weighted average fair value per option granted	US$14.12-US$15.26	US$27.05-US$33.73	US$40.71-US$78.09

Share-based compensation expenses relating to options and restricted shares granted to employees recognized for the years ended December 31, 2016, 2017 and 2018 is as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Cost of revenues	12,310	15,166	16,112	2,343
Sales and marketing expenses	50,814	53,064	61,599	8,959
General and administrative expenses	77,965	59,954	55,992	8,144
Product development expenses	54,304	49,602	68,622	9,981

	195,393	177,786	202,325	29,427

19.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

CONDENSED BALANCE SHEETS

	December 31,
	2017	2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	31,781	18,168	2,642
Short-term investments	699,159	272,332	39,609
Prepaid expenses and other current assets	23,315	13,752	2,000

Total current assets	754,255	304,252	44,251
Non-current assets:
Other non-current assets	3,816	713,854	103,826
Investment in subsidiaries and VIEs	7,798,858	10,167,881	1,478,857

Total non-current assets	7,802,674	10,881,735	1,582,683

Total assets	8,556,929	11,185,987	1,626,934

LIABILITIES AND SHAREHOLDERS’ EQUITY Current liabilities:
Accrued expenses and other payables	6,932	50,709	7,375
Dividend payable	595,779	—	—
Due to subsidiaries	2,581	—	—

Total current liabilities	605,292	50,709	7,375

Total liabilities	605,292	50,709	7,375

Commitments and Contingencies
Shareholders’ equity:
Ordinary shares (par value of US$0.01 per share; 100,000,000,000 (including 99,931,211,060 Class A and 68,788,940 Class B ) shares authorized; 117,140,856 and 118,056,345 shares issued and outstanding, all comprised of Class A, as of December 31, 2017 and 2018, respectively)	7,909	7,969	1,159
Additional paid-in capital	3,246,475	3,500,620	509,144
Accumulated other comprehensive income	69,954	128,375	18,671
Retained earnings	4,627,299	7,498,314	1,090,585

Total shareholders’ equity	7,951,637	11,135,278	1,619,559

Total liabilities and shareholders’ equity	8,556,929	11,185,987	1,626,934

19.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative expenses	(20,533)	(13,334)	(14,797)	(2,152)

Operating losses	(20,533)	(13,334)	(14,797)	(2,152)
Interest income	7,492	13,441	45,023	6,548
Fair value change of other non-current assets	—	—	(11,017)	(1,602)
Share of income of subsidiaries and VIEs	1,240,955	2,001,512	2,851,806	414,779

Income before income taxes	1,227,914	2,001,619	2,871,015	417,573
Income tax expense	—	—	—	—

Net income	1,227,914	2,001,619	2,871,015	417,573

Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments	62,256	(55,055)	58,421	8,497

Comprehensive income	1,290,170	1,946,564	2,929,436	426,070

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Net cash (used in)/generated from operating activities	(23,846)	(8,303)	14,214	2,067

Net cash (used in)/generated from investing activities	(86,743)	(77,005)	515,101	74,918

Net cash generated from/(used in) financing activities	25,420	61,070	(543,968)	(79,116)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	5,864	(1,486)	1,040	151

Net decrease in cash and cash equivalents and restricted cash	(79,305)	(25,724)	(13,613)	(1,980)
Cash and cash equivalents and restricted cash at beginning of year	136,810	57,505	31,781	4,622

Cash and cash equivalents and restricted cash at end of year	57,505	31,781	18,168	2,642

(a)	Basis of accounting

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