Form 20-F
period 2019-12-31
Autohome Inc.
filed 2020-04-03
CIK 1527636

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2019
.
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
18th Floor Tower B, CEC Plaza
3 Dan Ling Street
Haidian District, Beijing 100080
The People’s Republic of China
(Address of principal executive offices)
Jun Zou
Chief Financial Officer
Tel: +86 (10) 5985-7001
E-mail:
ir@autohome.com.cn
Fax: +86 (10) 5985-7387
18th Floor Tower B, CEC Plaza
3 Dan Ling Street
Haidian District, Beijing 100080
The People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares, each representing one Class A ordinary share	ATHM	The New York Stock Exchange
Class A ordinary shares, par value US$0.01 per share*		The New York Stock Exchange
*	Not for trading, but only in connection with the listing on The New York Stock Exchange of the American depositary shares (“ADSs”). Currently, one ADS represents one Class A ordinary share.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
118,926,687 Class A ordinary shares, par value US$0.01 per share, and 0 Class B ordinary shares, par value US$0.01 per share, were outstanding as of December 31, 2019.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes
☒
    No
☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Se
c
tion 13 or 15(d) of the Securities Exchange Act of 1934.    Yes
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

Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2019. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.
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
PART I.
ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.
ITEM 3	KEY INFORMATION

A.	Selected Financial Data

The following tables present the selected consolidated financial information for our company. Our selected consolidated statements of operations data presented below for the years ended December 31, 2017, 2018 and 2019 and our selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our consolidated financial statements, which are included in this annual report beginning on page
F-1.
Our selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 and the selected consolidated statements of operations data for 2015 and 2016 presented below have been derived from our consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	(in thousands, except for number of shares and per share data)
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Statements of Operations Data:
Net revenues (1)	3,463,975	5,961,621	6,210,181	7,233,151	8,420,751	1,209,565
Cost of revenues	(669,121)	(2,393,165)	(1,358,685)	(820,288)	(960,292)	(137,937)

Gross profit	2,794,854	3,568,456	4,851,496	6,412,863	7,460,459	1,071,628
Operating expenses
Sales and marketing expenses	(1,127,484)	(1,536,939)	(1,647,519)	(2,435,236)	(3,093,345)	(444,331)
General and administrative expenses	(193,655)	(306,794)	(281,951)	(314,846)	(317,967)	(45,673)
Product development expenses	(273,908)	(571,354)	(878,773)	(1,135,247)	(1,291,054)	(185,448)

Total Operating expenses	(1,595,047)	(2,415,087)	(2,808,243)	(3,885,329)	(4,702,366)	(675,452)

Other income, net	13,064	13,953	8,577	341,391	477,699	68,617

Operating profit	1,212,871	1,167,322	2,051,830	2,868,925	3,235,792	464,793
Interest income	63,218	88,168	220,282	358,811	469,971	67,507
Earnings/(loss) from equity method investments	102	(6,638)	(10,571)	24,702	685	98
Fair value change of other non-current assets	—	—	—	(11,017)	(5,442)	(782)

Income before income taxes	1,276,191	1,248,852	2,261,541	3,241,421	3,701,006	531,616

Income tax expense	(285,542)	(32,629)	(267,082)	(377,890)	(500,361)	(71,872)
Net income	990,649	1,216,223	1,994,459	2,863,531	3,200,645	459,744
Net loss/(income) attributable to noncontrolling interests	—	11,691	7,160	7,484	(679)	(98)
Net income attributable to Autohome Inc.	990,649	1,227,914	2,001,619	2,871,015	3,199,966	459,646
Earnings per share for ordinary shares
Basic	8.83	10.75	17.20	24.40	26.99	3.88
Diluted	8.57	10.58	16.95	24.08	26.77	3.85
Weighted average number of shares used to compute earnings per share (2)
Ordinary shares (3) :
Basic	112,227,405	114,237,600	116,379,846	117,671,971	118,582,096	118,582,096
Diluted	115,646,826	116,036,327	118,058,856	119,235,379	119,515,247	119,515,247
Dividend per share (4)	—	—	—	—	—	—

Notes:

(1)	In May 2014, the Financial Accounting Standards Board issued ASC 606,
Revenue from Contracts with Customers
, a new standard related to revenue recognition. The most significant impact on our company is the change of the presentation of value-added tax from gross basis to net basis. We adopted this guidance effective from January 1, 2018 using the modified retrospective method. The comparative information has not been restated and continues to be reported under the accounting standards in effect for the relevant periods. As a result, the operating results for the years ended December 31, 2015, 2016 and 2017 have not been restated and are presented on a gross basis with value-added tax being included in the net revenues and cost of revenues in such years, while the operating results for the years ended December 31, 2018 and 2019 are presented on net basis, with the value-added tax being excluded from the net revenues and cost of revenues in such year, and value-added tax refunds being presented as a component of other income, net.

(2)	Earnings per share for ordinary shares (diluted) for each year from 2015 to 2019 were computed after taking into account the dilutive effect of the shares underlying our employees’ share-based awards.

(3)	Represents our Class A and Class B ordinary shares, par value US$0.01 per share, after our IPO. In June 2016, all of our Class B ordinary shares were converted into Class A ordinary shares when Telstra Holdings, or Telstra, our then largest shareholder, transferred approximately 47.4% of our then total issued and outstanding shares to Yun Chen Capital Cayman, or Yun Chen. As holders of Class A and Class B ordinary shares have the same dividend right in our undistributed earnings, the basic and diluted net income per Class A ordinary share and Class B ordinary share were the same for all the periods presented during which there were two classes of ordinary shares in issue. The weighted average number of shares represents the sum of the weighted average number of Class A and Class B ordinary shares. Please see “Earnings per Share” under Note 17 to our audited consolidated financial statements included in this annual report for additional information regarding the computation of the per share amounts and the weighted average numbers of ordinary shares.

(4)	The special cash dividends declared in November 2017 to the holders of our Class A ordinary shares of record as of the close of business on January 4, 2018 were paid in the amount of US$0.76 per share (inclusive of applicable fees payable to our depositary bank) on or about January 15, 2018. The cash dividends declared in February 2020 to the holders of our Class A ordinary shares of record as of the close of business on April 15, 2020 are to be paid in the amount of US$0.77 per share (inclusive of applicable fees payable to our depositary bank) on or about April 22, 2020. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents, restricted cash, current and short-term investments	4,169,053	5,733,321	8,154,224	10,061,458	12,795,110	1,837,902
Accounts receivable, net	1,075,456	1,205,924	1,893,737	2,795,835	3,231,486	464,174
Total current assets	5,696,498	7,432,532	10,258,586	13,141,317	16,358,382	2,349,735
Total assets (1)	7,530,076	9,392,026	12,294,975	15,756,201	19,155,865	2,751,568
Deferred revenue	872,487	1,012,143	1,409,485	1,510,726	1,370,953	196,925
Total current liabilities	2,156,534	2,544,040	3,889,316	4,164,769	3,965,903	569,666
Total non-current liabilities	522,506	496,773	470,373	479,989	584,021	83,890
Total liabilities (1)	2,679,040	3,040,813	4,359,689	4,644,758	4,549,924	653,556
Total Autohome Inc. shareholders’ equity	4,851,036	6,360,404	7,951,637	11,135,278	14,629,097	2,101,338
Total equity	4,851,036	6,351,213	7,935,286	11,111,443	14,605,941	2,098,012

Note:

(1)	In February 2016, the Financial Accounting Standards Board issued ASU No.
 2016-02,
Leases
, or ASU
 2016-02.
 Under the new provisions, all lessees will report a
 right-of-use
 asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. We adopted this guidance effective January 1, 2019 using the modified retrospective method, with the comparative information not being restated and continues to be reported under the accounting standards in effect for those periods. The most significant impact upon adoption was the recognition of right-of-use
assets and lease liabilities for operating leases related to our office buildings and internet data center facilities. As of December 31, 2019, operating lease right-of-use
assets (included in other
non-current
assets) of RMB81.1 million (US$11.6 million), operating lease liabilities, current (included in accrued expenses and other payables) of RMB52.8 million (US$7.6 million) and operating lease liabilities, non-current
(included in other liabilities) of RMB23.1 million (US$3.3 million) were recognized on our consolidated balance sheet.

B.	Capitalization and Indebtedness

Not applicable.
C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry
We rely on China’s automotive industry for substantially all of our revenues and future growth, the prospects of which are subject to many uncertainties, including government regulations and policies.
We rely on China’s automotive industry for substantially all of our revenues and future growth. We have greatly benefited from the growth of China’s automotive industry historically. However, this industry has recently experienced headwinds in its development. In July 2018, China’s automotive industry experienced negative growth for the first time in the past 28 years and new automobile purchases in China declined for the whole year of 2019. We cannot predict how this industry will develop in the future, as it could be affected by complex factors, including general economic conditions in China, the urbanization rate of China’s population, the growth of disposable household income, the costs of new automobiles, the trade barriers and tensions and other governmental protectionist measures, as well as taxes and incentives related to automobile purchases. Specifically, tariffs or a global trade war could increase the cost of imported automobiles, which could negatively impact the demand for automobiles and adversely impact our business. In addition, governmental policies – including restrictions by major cities on new passenger vehicle plate issuance, increasingly stringent emission standards, and adjustment of purchase tax – may have a considerable impact on the growth of the automotive industry in China. Recently, the automotive industry in China was negatively impacted as well by the outbreak of coronavirus disease
(COVID-19),
or the
COVID-19
outbreak, during which automobile production and the number of purchasers declined due to precautionary government-imposed closures of certain travel and business, the government’s order to delay resumption of service and mass production and the related quarantine measures.
Such regulatory developments, health epidemics as well as other uncertainties, may adversely affect the growth prospects of China’s automotive industry, and in turn reduce demand for automobiles. If automakers and automobile dealers were to reduce their marketing expenditures as a result, our business, financial condition and results of operations could be materially and adversely affected.
We face significant competition, and if we fail to compete effectively, we may lose market share and our business, prospects and results of operations may be materially and adversely affected.
The markets for our services are highly competitive. With respect to our auto media business, we face competition from China’s automotive vertical websites and mobile applications, such as
BitAuto
,
Dongchedi
,
Xcar
and
PCauto
, from the automotive channels of major internet portals, such as
Sina
and
Sohu
, and from companies engaged in mobile social media, news, video and live-streaming applications. We may also face competition from online automobile transaction platforms, such as
Uxin
,
Guazi,
and
Renrenche
as we develop our used car transaction business. Our auto finance business faces competition from other auto finance companies, such as
Yixin
and
Souche
. In addition, we also face competition from companies engaged in social media business, such as
ByteDance
and
Tencent
, and companies engaged in data product offering, such as
BitAuto
. Competition with these and other websites and mobile applications is primarily centered on increasing user reach, user engagement and brand recognition, relationships with the suppliers, and attracting and retaining customers, among other factors.
Some of our competitors or potential competitors have longer operating histories and may have greater financial, management, technological, development, sales, marketing and other resources than we do. They may use their experience and resources to compete with us in a variety of ways, including by competing more heavily for users and customers, investing more heavily in marketing, traffic acquisition and research and development, and making more acquisitions. Some of our competitors have entered or may enter into business cooperation agreements with search engines, which may impact our ability to obtain additional user traffic from the same sources. Our competitors may be acquired and consolidated by, or cooperate with, industry conglomerates who are able to further invest with significant resources into our operating space. We cannot assure you that any such large internet business will not in the future focus on the automotive sector. If we are unable to compete effectively and at a reasonable cost against our existing and future competitors, our business, prospects and results of operations could be materially and adversely affected.
For our media business, we also face competition from traditional advertising media, such as newspapers, magazines, yellow pages, television, radio and outdoor media. Advertisers in China generally allocate a significant portion of their marketing budgets to traditional advertising media. If we cannot effectively compete with traditional media for the marketing budgets of our existing and potential customers, our results of operations and growth prospects could be adversely affected. For our
e-commerce
business, as online automobile transaction is a relatively new business model and consumers in China might be accustomed to make automobile purchases offline, we cannot guarantee that the automobile consumers in China will accept such business model. Beginning in 2019, we have extended our business to the European market and established two subsidiaries in the UK and Germany, which have not commenced commercial operation as of December 31, 2019. Our future business in these regions will face competition from local automotive vertical websites and mobile applications and online automobile transaction platforms, such as
Autotrader
and
mobile.de
, which platforms have longer experience in local operation and relatively more established user base. We cannot guarantee that we will be able to compete effective for talents, users or customers.

If we cannot maintain customer recognition and trust in us and successfully attract and retain sufficient users on our overseas platform, our results of operations and growth prospects could be adversely affected.
We may not be able to manage our expansion and new business initiatives effectively.
We have experienced rapid growth in our business in recent years. We have increased our net revenues since 2017 to RMB8,420.8 million (US$1,209.6 million) in 2019, representing a three-year CAGR of 22.1%.
We expect to continue to grow our user base and our business operations. We have been implementing our future strategy to integrate and create a consumer centric automotive ecosystem, which continues to drive our growth momentum and guide us in our transformation from a content-led
vertical media business to an automotive
eco-platform
based on advanced data and technology. Also, we are committed to strengthening our competitive advantage in the core media and leads generation business and have begun to benefit from executing new business initiatives, including data products and auto-financing.
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
In addition, we may not have sufficient experience in executing our new business initiatives. These new business initiatives may not be well received by the market and we cannot assure you that they will achieve the success we expect, in which case we may not be able to recoup the resources we invest to develop, optimize and expand our new business initiatives. To manage the further expansion of our business, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and internal controls. We need to adapt our business management to the local corporate cultures and customs, and train, manage and motivate our growing employee base, especially in case of our newly launched business overseas. In addition, we need to maintain and expand our relationships with automakers, automobile dealers, advertising agencies, financial institutions, insurance companies and other third parties. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations, neither can we guarantee that we will be able to effectively adapt our business management to the local corporate cultures and customs and attract and motivate sufficient talents to support our business overseas. We may be required to further increase our research and development expenses in order to enhance our technology capabilities, such as artificial intelligence technologies, big data technologies and cloud technologies, to support any such expansion and our efforts may not be effective. Our new business initiatives may also expose us to new regulatory risks, which are different from what we have experienced before. For example, our future operation via overseas subsidiaries in the UK and Germany will subject us to laws and regulations of their respective jurisdictions, which are unfamiliar to us, involve uncertainty as a result of the Brexit, and may increase our cost for compliance. Lack of experience in handling these new risks may result in failure to generate the expected results of operations and prospects. We need to quickly respond to the market reaction to our new business initiatives and adjust accordingly. Furthermore, the progress of our new business initiatives may anyway be affected by external conditions, such as the COVID-19 outbreak, which slowed down our expansion in the UK and Germany. If we fail to manage our expansion and new business initiatives effectively or efficiently, our business and results of operations may be materially and adversely affected.
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
We plan to continue to expand our mobile internet services and explore monetization strategies for our mobile internet services. We have made significant efforts in recent years to optimize the mobile version of our websites and mobile applications to display our content and develop new mobile applications to capture a greater number of users that access our services through mobile devices. For example, the total number of average daily active users who accessed our mobile websites, primary application and mini-apps reached 36.8 million in December 2019, representing an increase of approximately 25% compared to December 2018. We plan to devote more resources to enhance the functions and user interfaces of our mobile applications, increase user loyalty and attract new users. However, if we are unable to attract and retain a substantial number of mobile device users or achieve a high online-
visitor-to-in-store-visitor
conversion rate, or if we do not keep up with our competitors in developing attractive services that are adapted for such mobile devices, we may fail to capture a significant share of an increasingly important portion of the mobile internet market for our services or lose existing users.
We believe an increasing number of sales leads were generated from our mobile applications as evidenced by the significant increase of our revenue via our mobile platform. However, we cannot guarantee that monetization strategies for our mobile internet services will continue to be successful. As our users continue to allocate more time on our mobile services instead of our traditional PC services, mobile monetization has become increasingly important to our results of operations. Accordingly, if we are unable to successfully implement monetization strategies for our mobile internet users, our results of operations may be negatively affected.
A limited number of automaker customers have accounted for, and are expected to continue to account for, a large portion of our revenues. Failure to maintain or to increase revenues from these customers could harm our prospects.
A limited number of automaker customers have accounted for, and are expected to continue to account for, a large portion of our revenues. In 2017, 2018 and 2019, 101, 103 and 92 automakers operating in China used our media services, respectively. These automakers include independent Chinese automakers, joint ventures between Chinese and international automakers and international automakers that sell cars made outside of China. In 2019, our top five automaker advertisers contributed 24.0% of our media services revenues. We believe that our major future revenue growth will be focused on deepening our existing commercial relationships with automakers to increase our share of each automaker’s budget. In addition, we have been prioritizing the direct cooperation with the automaker customers on ad placement since 2018. Compared to the indirect cooperation through third-party agencies, such direct cooperation model requires us to undertake more obligations and may impose extra costs and risks on us, such as the periodic issuance of advertising reports to the automaker advertisers and a longer payment collection period for advertising fees to be paid by automaker advertisers. We cannot assure you that our automaker customers will continue to be satisfied with our direct cooperation model and strategy as well as our services, or our relationships with any of these automaker customers will continue in the future. Failure to issue and provide deliverables satisfactory to our automaker customers or failure to reach a mutually amicable agreement with our automaker customers on the collection of payable fees may adversely impact our relationships with our automaker customers, which would have a negative impact on our reputation and results of operations. If we lose one or more of our important automaker customers, or if they materially reduce their purchase of our services, our results of operations would be materially and adversely affected.
We typically extend credit terms to automaker customers, which is relatively longer than other customers. We generally make a credit assessment of automaker customers and other customers before entering into an agreement with them. However, we nevertheless face risk of being unable to collect all the accounts receivable from automaker customers in light of the slowdown in China’s domestic automotive market. If we fail to collect accounts receivable from automakers in a timely manner, or at all, our business, results of operations and financial conditions may be materially and adversely affected.

Due to the limited number of automakers operating in China and our revenue concentration attributable to a small number of these companies, any of the following events, among others, may cause a material decline in our revenue and materially and adversely affect our results of operations and prospects:
•	contract reduction, delay or cancellation by one or more significant customers and our failure to identify and acquire additional or replacement customers;

•	dissatisfaction with our services by one or more of our significant customers;

•	a substantial reduction by one or more of our significant customers in the price they are willing to pay for our services; and

•	financial difficulty of one or more of our significant customers who become unable to make timely payment for our services.

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
One element of our growth strategy is to expand our services to customers. As a result, we have added additional services in the past few years. To serve our dealer customers, we had local sales and service representatives covering 72 cities across China as of December 31, 2019. We intend to increase our penetration in existing dealer advertising and subscription services markets. We have implemented business strategies to further monetize our large dealer network by enlarging the offering of products and services with new technologies on our dealer digital platform, increasing the average spending of our existing dealer subscribers and upselling our dealership packages for our leads generation services. In order to increase the average spending of our existing dealer subscribers, we keep close communications and negotiations with relevant parties such as dealers, dealers group and automakers. However, we may not succeed in making our customers sufficiently aware of existing and future services or in creating customer acceptance of these services at the prices we would want to charge, and we cannot guarantee that our pricing strategy and measures will always be agreed and accepted by any and all of our customers. We may not be able to achieve the market acceptance of our products and services as we expect and thus may fail to achieve an increase from our “share of wallet” approach. Our existing customers may even terminate their cooperation with us if they are not satisfied with our pricing strategy or measures, which may subject us to negative publicity and adversely impact our business. Also, we may not identify trends correctly, or may not be able to bring new services to market as quickly, effectively or price-competitively as our competitors. New services may alienate existing customers or cause us to lose business to our competitors. If the number of our dealer customers decreases, we will not be able to generate sufficient revenues to cover our increased costs and expenses. As a result, our business and results of operations may be materially and adversely affected.

Our business depends on strong brand recognition, and failure to maintain or enhance our brands could adversely affect our business and prospects.
Maintaining and enhancing our “Autohome” and “Che168” brands is critical to our business and prospects. We believe that brand recognition will become increasingly important as the number of internet users in China grows and competition in our industry intensifies. A number of factors could prevent us from successfully promoting our brands, including user dissatisfaction with the content offered on our websites or mobile applications, negative publicity involving our business, our management, our brand spokespersons, our relationship with our partners and customers, the failure of our sales and marketing activities, employee relationship and welfare, regulatory compliance and financial conditions. If we fail to maintain and enhance our brands, or if we incur excessive expenses in this effort, our business, results of operations and financial condition will be materially and adversely affected.
If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.
We have incurred expenses on a variety of marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products and services. Our marketing and promotional activities may not be well received by customers and may not result in the level of sales of products and services that we anticipate. We incurred RMB1,647.5 million, RMB2,435.2 million and RMB3,093.3 million (US$444.3 million) in sales and marketing expenses in 2017, 2018 and 2019, respectively, representing 29.2%, 33.6% and 36.7%, respectively, of total net revenues in the corresponding years. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. We conducted various sales and marketing initiatives to promote our brands through websites, search engines, mobile platforms, navigation sites and traditional media channels, for example, the annual “Singles’ Day” event, the “AR Auto Show” event and TV ad broadcast on China Central Television. We also conducted various offline promotional activities and cooperated with brands and dealers for promotions in target regions. In August, 2019, we launched the
818 Global Super Auto Show
, the first auto-themed gala in China that created an innovative integration of online and offline promotion elements, which attracted a large number of automakers, dealers and potential auto consumers to participate and further promoted Autohome’s brand awareness to a much wider user base. In addition, we engaged celebrities, primarily athletes, as our brand spokespersons to further promote our brand and stimulate user interest in our platform. We may not be able to continue or conduct these activities efficiently, and our marketing activities may not yield satisfactory results. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could impact our net revenues and profitability.
We may not be able to sustain our historical growth.
Our historical growth rates may not be indicative of our future growth, and we may not be able to generate similar growth rates in the future. We have increased our net revenue since 2017 to RMB8,420.8 million (US$1,209.6 million) in 2019, representing a three-year CAGR of 22.1%. Also, our net income attributable to Autohome Inc. increased from RMB2,001.6 million in 2017 to RMB2,871.0 million in 2018 and to RMB3,200.0 million (US$459.6 million), representing a CAGR of 26.4%. Our revenue or profit growth may slow down, or our revenues or profits may decline for any occurrence of possible reasons, including increasing operating expenses, increasing competition, slow growth of our business development, emergence of alternative business models, and changes in government policies or general economic conditions. We cannot assure you that we will grow at the same rate as we had in the past. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ADSs could decline.

Inaccuracy in pricing and listing information provided by third parties on our platform may adversely affect our business and financial performance.
Our automobile listings and promotional information are provided and updated by third parties on our platform, including the automakers, dealers, independent automobile sellers, financial partners and used car sellers. Users interested in particular vehicle models can conveniently search for up-to-date
information on such models without having to visit the local showrooms of relevant dealers or solicit related information from other sources. Although we have optimized our system to detect pricing inaccuracy and have leveraged our advanced technology and third-party data to improve the accuracy of price listings and promotional information on our platform, we cannot assure you that these measures are always effective to ensure the accuracy and reliability of pricing and listing information provided to our users. If such listings and promotional information provided by the third parties on our platform are frequently inaccurate or not reliable, our users may lose faith in our websites and mobile applications, resulting in reduced user traffic to our websites and mobile applications and diminished value to customers. We may receive more customer complaints, and we may need to allocate more resources in responding and handling such complaints. We cannot guarantee that such complaints will be resolved in satisfactory outcome. Our reputation could be harmed, which could adversely affect our business and financial performance. For used car listings on our platforms in particular, we are subject to risks associated with inaccurate representation of used car conditions in the inspection reports we show on the listings. We may receive complaints or claims of damages arising out of such inaccuracies. While we are attempting to mitigate the issue through third-party inspection warranty, revising the report items and showing inspection methodologies, there is no guarantee that those measures will be effective.
If complaints or disputes arise from services provided by travel agencies advertised on our traveler channel, our reputation and results of operations may be negatively impacted.
Our traveler channel, while serving as an engaged community for our users to share road trip experience, allows travel agencies, both our own and external agencies, to showcase tourism products, such as hotels, flights, and road trip packages. We have limited control over the quality of such trip and services provided by external travel agencies offline, and we cannot guarantee that customers are or will be satisfied with the quality of trips and services provided by our own travel agency. If our users are unsatisfied with the services purchased from such travel agencies and leave negative postings or comments on our channel, or if any claim or dispute arises as a result, our traveler channel may be perceived by users as unreliable and visits to our channel may be deterred, resulting in a decline in user traffic and rendering our platform less attractive to advertisers. Additionally, we may face complaints from users or be subject to administrative proceedings or civil law suits as a result, which could be costly and time consuming to resolve. We cannot guarantee that we will be able to resolve such complaints or disputes cost-efficiently and to the satisfaction of users. If any of these occurs, our reputation may be harmed and our business and results of operations could be negatively impacted.
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

In addition, we have been relying on third-party advertising agencies for the collection of payment from advertisers and we have been relying on a few advertising agencies to collect a significant portion of our total account receivables. As a result, the financial soundness of advertising agencies may affect our collection of accounts receivable. We make a credit assessment of a potential advertising agency to evaluate the collectability of the advertising service fees before entering into an advertising contract. However, we cannot assure you that we will be able to accurately assess the creditworthiness of each advertising agency, and any failure of advertising agencies to pay us in a timely manner may adversely affect our liquidity and cash flows. Amid the sustained decline in new automobile purchases in China, certain automakers operating in China have suffered declining performance or financial difficulties. As a result, advertising agencies that represent the automakers and automobile dealers may encounter financial and operational difficulties, or even go out of businesses. This in turn causes us to suffer from longer accounts receivable turnover days, allowance for doubtful accounts or even bad debt. Initiating legal proceedings against such advertising agencies can be expensive and time-consuming, and could divert our management’s attention and other resources from our business operations, which could adversely affect our results of operations. Even if we receive a favorable judgment in such legal proceedings, it may still be challenging and uncertain for us to collect the outstanding payments promptly and in full from the advertising agencies if they are experiencing financial difficulties or even go bankrupt. Moreover, even if we are able to enforce our rights against any collaterals other than cash for the outstanding payments, it may still be challenging and uncertain for us to effectively liquidate such collaterals.
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
Our auto insurance brokerage businesses are highly regulated.
Non-compliance
with applicable laws, regulations and regulatory requirements or failure to respond to legal and regulatory changes may materially and adversely affect our business and prospects.
The insurance industry in China is highly regulated, and the regulatory regime continues to evolve. The China Banking and Insurance Regulatory Commission, or the CBIRC, has extensive authority to supervise and regulate the insurance industry in China. CBIRC conducts various reviews and inspections on insurance brokerage business operations from time to time, which could cover a broad range of aspects, including financial reporting, tax reporting, internal control and compliance with applicable laws, rules and regulations. If any non-compliance
incidents in an insurance brokerage business operation are identified, the insurance brokerage company may be required to take certain rectification measures in accordance with applicable laws and regulations, and would be subject to regulatory actions including penalties, warnings, suspension of operations, revocation of licenses, tax, civil, administrative and criminal liabilities, any one or a combination of which would have material negative impacts on our reputation, businesses, results of operations, financial conditions and prospects.

Furthermore, China’s insurance regulatory regime is undergoing significant changes. Development of regulations applicable to online insurance business or our auto insurance brokerage business may result in additional restrictions on its business operations or more intensive competition in this industry. We might be required to spend significant time and resources in order to comply with any material changes in the regulatory environment, which could trigger significant changes to the competitive landscape and we may lose some or all of our competitive advantages on our auto insurance business during this process. The attention of our management team could be diverted to these efforts to cope with an evolving regulatory or competitive environment. Meanwhile, staying compliant with the restriction may result in limitation to our insurance brokerage business and limitation to its product and service offerings, which may reduce the attraction to clients. As a result, our business and results of operations might be materially and adversely affected. The CBIRC and its local counterparts have wide discretion in administration, interpretation and enforcement of these laws, regulations and regulatory requirements, as well as the authority to impose regulatory sanctions on industry participants. We cannot assure you that we will be able to fully rectify all non-compliance
incidents in a timely manner or fully satisfy the regulatory requirements on insurance brokerage business, which would materially and adversely affect our business, financial condition, results of operations and prospects.
If we are unable to effectively manage our auto finance business, we may not be able to achieve our expected business growth, our results of operations may be adversely affected and we may be subject to penalties as a result of noncompliance.
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
Since our auto finance business is subject to broad regulation and supervision in the PRC, we may need to handle regulatory inspections during our ordinary course of business from time to time. In addition, although we don’t have business operations in the U.S., we may nevertheless be subject to its laws and regulations related to our auto finance business such as anti-money laundering laws and regulations. We have developed an internal control system relating to compliance matters for auto finance business. However, as our auto finance business grows rapidly, we cannot assure you that the internal control system could always work effectively in tracking and administering the compliance matters relevant to our auto finance business and we may need to incur increased compliance costs to maintain and upgrade such internal control system effectively. If we cannot satisfy any of the requirements of competent authorities, we would be exposed to the relevant regulatory risks, which may result in penalties imposed against us.
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

In addition, because a portion of our revenues arising from our media services is attributable to new model promotion campaigns, the timing of new car releases of our major automaker advertisers can have a significant impact on our results of operations. The timing of such releases, however, is subject to uncertainty due to various factors, such as automakers’ design or manufacturing issues, marketing conditions and government incentives or restrictions. These factors may make our results of operations difficult to predict and cause our quarterly results of operations to fall short of expectations.
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
In addition, we rely on content delivery networks, data centers and other network facilities provided by third parties. Any disruption to these network facilities may result in service interruptions, decreases in connection speed, degradation of our services or the permanent loss of user data and uploaded content. If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, our reputation or relationships with our users or customers may be damaged and our users and customers may switch to our competitors, which may have a material adverse effect on our business, financial condition and results of operations.
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
Failure to properly collect, store or use personal data could subject us to penalties, negatively impact our reputation and brand and deter customers and users from using our platform.
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

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms have recently come under increased public scrutiny. As China’s internet industry continues to evolve, PRC government has been strengthening the supervision and regulation on data privacy on the internet. Excessive collection or illegal collection and use of personal information through the internet or app are facing increasingly heavier penalties.
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
The measures we have taken regarding collection, storage, and use of personal data are generally compliant with industry standards. However such measures may still be determined as insufficient, improper, or even as user-privacy invasive, by the relevant authorities which may result in penalties against us. In addition, our practices may become inconsistent with new laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. Further, our practice will be subject to the local laws and regulations concerning data protection in the UK and Germany as well once our subsidiaries in these countries commence commercial operation or in the event that residents of the European Economic Area access our website and input protected information. For example, the European Union General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial
losses. These laws and regulations in foreign jurisdictions are unfamiliar to us and involve uncertainty as a result of the Brexit. Complying with new or foreign laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, subject us to negative publicity and significant penalties and ultimately cause an adverse effect on our business.
Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as, on the one hand, the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated, well-funded and constantly evolving, and, on the other hand, more efforts are required to integrate and upgrade the protective measures to satisfy the varying legal requirements across geographies, especially those of UK, Germany and other jurisdictions of the European Economic Area, which are usually more stringent. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information is becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may reduce the number of orders we receive.

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
The PRC government has adopted regulations governing advertising content as well as internet access and the distribution of information over the internet. Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our websites and mobile applications to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Advertisements.” Under the Administrative Measures for Internet Information Services, which were promulgated in September 2000 and revised in January 2011, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, compromises national security, harms the dignity or interests of the state, incites ethnic hatred or racial discrimination, undermines the PRC’s religious policy, disturbs social order, disseminates obscenity or pornography, encourages gambling, violence, murder or fear, incites the commission of a crime, infringes upon the lawful rights and interests of a third party, or is otherwise prohibited by law or administrative regulations. Internet service providers are required to conduct verification of identity information of users. If information disseminated by internet users on their internet accounts or internet chat groups contains information prohibited by laws and regulations, the service providers are obliged to take measures including issuing warnings to the relevant users, suspending their publication of the inappropriate information or closing their accounts or chat groups. Under the Provisions on Governance of Network Information Content Ecology, which was promulgated on December 15, 2019 and came into effect on March 1, 2020, the network information content service platform shall strengthen the management of information content, and upon detecting any illegal information, shall immediately take measures prescribed by laws, keep relevant records, and report to the relevant competent authority. Additionally, the network information content platform shall also strengthen the examination and inspection of the advertising space set on the platform and the advertising content displayed on the platform. Those who publish illegal advertisements shall be punished according to laws. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet Content Services.” Under the regulations on online live-streaming services, online live-streaming service providers shall establish platforms for reviewing live-streaming content. Online live-streaming service providers and online live-streaming publishers that provide internet news information services without permits, or exceeding the scope of their permits, are subject to punishment. In addition, online live-streaming service providers shall make record filings with the local internet information office and the local public security authorities. Online live-streaming service providers that fail to file records with or get relevant permission from relevant authorities will be punished in accordance with laws. See “Item 4. Information on the Company—B. Business Overview—Regulations on Online Performances and Online Live-streaming Services.”
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
The global financial markets experienced significant disruptions in 2008 and the United States, European and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. It is unclear whether these challenges will continue to exist and what effects they each may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of automobiles, and our customers may also defer, reduce or cancel purchasing our services. To the extent any fluctuations in the Chinese economy significantly affect automakers’ and dealers’ demand for our services or change their spending habits, our results of operations may be materially and adversely affected.
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
As of February 29, 2020, Yun Chen, a wholly owned subsidiary of Ping An Insurance (Group) Company of China, Ltd., or Ping An Group, owned 51.9% of the total voting rights in our company, and we are a “controlled company” under Section 303A of the New York Stock Exchange Listed Company Manual. As a controlled company, we rely on certain exemptions that are available to controlled companies from the NYSE corporate governance requirements, including the requirements that:
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
We have and expect to continue to have related party transactions with Ping An Group. In 2017, 2018 and 2019, Ping An Group provided us with services and assets in the amount of RMB55.2 million, RMB88.7 million and RMB107.7 million (US$15.5 million), respectively. In 2017, 2018 and 2019, we provided services to Ping An Group in the amount of RMB21.2 million, RMB473.5 million and RMB447.0 million (US$64.2 million), respectively. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principle. In addition, although we did not and do not expect to rely upon revenues from Ping An Group, if Ping An Group decides to reduce or even terminate its transactions with us, our business, financial conditions and results of operations may be adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.
The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2019. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
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
We are vulnerable to health epidemics, natural disasters, and other calamities. Any of such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our offices, which may disrupt our business operations and adversely affect our results of operations. In addition, our results of operations could be adversely affected to the extent that any of these catastrophic events harms the Chinese economy in general. Recently, our business has been negatively impacted by the
COVID-19
outbreak, during which operation of ours in China and in Europe, automakers and dealers slowed down, automobile production and purchases declined and the general economy of China and Europe was negatively impacted due to, among others, the precautionary government-imposed closures of certain travel and business, the government’s order to delay resumption of service and mass production and the related quarantine measures.

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
As such, we conduct our business activities related to internet content services by entering into a series of contractual arrangements with two of our VIEs in China, namely Beijing Autohome Information Technology Co., Ltd., or Autohome Information, Beijing Shengtuo Hongyuan Information Technology Co., Ltd., or Shengtuo Hongyuan, and their respective shareholders. In particular, Autohome Information currently holds an ICP license, a Surveying and Mapping Qualification Certificate for Internet Mapping, an Operating License for the Production and Dissemination of Radio and Television Programs, an internet Audio/Video Program Transmission License, and an Internet Culture Business Permit. In addition, Autohome Information is the sole shareholder of Shanghai Tianhe, an insurance brokerage company, which has completed the registration process required for engaging in online insurance business in the PRC. Autohome Information is also the sole shareholder of Shanghai Leyulv Travel Agency Co., Ltd., which obtained a Travel Agency Business License in 2019 and is qualified to conduct travel business in the PRC. Shengtuo Hongyuan currently holds an ICP license, a Surveying and Mapping Qualification Certificate for Internet Mapping, an Operating License for the Production and Dissemination of Radio and Television Programs and is operating the
che168.com
website and automobile application-related business.
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
In consideration of the previous restrictions imposed on the shareholders of foreign-invested companies engaging in advertising business, we once conducted advertising business by entering into a series of contractual arrangements with the other two VIEs in China, namely Guangzhou You Che You Jia Advertising Co., Ltd., or Guangzhou Advertising, and Shanghai You Che You Jia Advertising Co., Ltd., or Shanghai Advertising, and two subsidiaries of Autohome Information, Beijing Shengtuo Autohome Advertising Co., Ltd., or Autohome Advertising, and Beijing Shengtuo Chengshi Advertising Co., Ltd., or Chengshi Advertising. Since the relevant regulatory environment developed, such restrictions were lifted in 2015. Therefore, in 2015, we completed the migration of our advertising business from Guangzhou Advertising, Shanghai Advertising and other PRC entities to the PRC subsidiaries of Autohome Media Limited, or Autohome Media, a Hong Kong advertising and marketing company previously named as Prbrownies Marketing Limited. We have completed the dissolution and deregistration of Guangzhou Advertising in December 2018. Shanghai Advertising currently is not conducting any business and is in the process of liquidation and dissolution.
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

If we or any of our current or future VIEs or subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Industry and Information Technology, or the MIIT, the Cyberspace Administration of China, or the CAC, which regulates internet information services companies, the CBIRC, whose predecessor is China Insurance Regulatory Commission, or the CIRC, and the China Securities Regulatory Commission, or the CSRC, would have broad discretion in dealing with such violations, including levying fines, confiscating our income or the income of Autohome WFOE, Beijing Chezhiying Technology Co., Ltd., or Chezhiying WFOE and the VIEs, revoking the business licenses or operating licenses of Autohome WFOE, Chezhiying WFOE and the VIEs, shutting down our servers or blocking our websites and mobile applications, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, or taking other enforcement actions that could be harmful to our business.
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
The individual nominee shareholders of Shanghai Advertising, Autohome Information and Shengtuo Hongyuan are Min Lu, the chairman of our board of directors and our chief executive officer, and Haiyun Lei, an employee of the affiliate of Yun Chen who has been working with Ping An Group and its affiliates for more than 20 years. They each hold 50% of the equity interests in Shanghai Advertising, Autohome Information and Shengtuo Hongyuan. Each of these two individuals is a PRC citizen. The interests of the individual nominee shareholders of our VIEs may be different from our interest. For example, the individual nominee shareholders of our consolidated affiliated entities do not have a significant equity stake in our company. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when a conflict of interest arises, any or all of these shareholders will act in the best interests of our company or such conflict will be resolved in our favor.
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
Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in the PRC, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, according to PRC Company Law wholly foreign-owned enterprises are required to set aside at least 10% of their accumulated after-tax
profits, if any, each year to fund certain statutory reserve funds, until the aggregate amount of such funds reach 50% of their registered capital. These statutory reserve funds are not distributable as cash dividends.
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
As of the date of this annual report, we conduct our business mostly through our PRC subsidiaries and the VIEs, namely, Autohome Information and Shengtuo Hongyuan, which hold operating permits and licenses and some of the key assets that are important to the operation of our business. We expect to continue to be dependent on these VIEs to operate our business related to internet content services in China. If the above-mentioned VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which would materially and adversely affect our business, financial condition and results of operations. If such VIEs undergo a voluntary or involuntary liquidation proceeding, their equity holders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which would materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.
We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that may increase both our costs and the risk of non-compliance.
We are subject to rules and regulations by various governmental and self-regulatory organizations at various levels of the governing bodies, including, for example, the SEC and financial market exchange entities, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and various regulatory authorities in China, the Cayman Islands, the British Virgin Islands, Germany, Ireland and the UK, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
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
In March 2019, the Foreign Investment Law was enacted by the National People’s Congress and it became effective in January 2020. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.
The VIE structure has been adopted by many
PRC-based
companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Our Variable Interest Entities” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” Although the Foreign Investment Law does not explicitly classify “contractual arrangements” as a form of foreign investment, it contains a catch-all
provision under the definition of “foreign investment” which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still reserves certain leeway for future legislation by the Stale Council to provide “contractual arrangements” as a form of foreign investment, in which case it will be uncertain as to whether our contractual arrangements with our VIEs will be deemed to be in violation of the market access requirements for foreign investments under the PRC laws and regulations, such as the Special Administrative Measures for Foreign Investment Access, or the Negative List, issued by the MOFCOM in June 2019. According to the Catalogue and the Negative List, the provision of internet content services, which we conduct through our VIEs, is subject to foreign investment restrictions. Therefore, such foreign investment restrictions will be inevitably imposed on our VIEs if our contractual arrangements with our VIEs are further defined or regarded as a form of foreign investment by any future provisions stipulated in laws or administrative regulations or other methods prescribed by the State Council. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we could complete such actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected. Given the foregoing, uncertainties still exist in relation to the interpretation and implementation of the Foreign Investment Law, which may result in adverse impact on our current corporate structure.

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
On July 13, 2006, the MIIT, the predecessor of which was the Ministry of Information Industry, issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, Autohome Information and Shengtuo Hongyuan, two of our VIEs, own the related domain names and trademarks and hold the internet content provider licenses, or ICP licenses, necessary to conduct our operations for websites and mobile applications in China
The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we will be able to maintain our existing licenses or obtain any new licenses if required by any new laws or regulations. There are also risks that we may be found to violate existing or future laws and regulations given the uncertainty and complexity of China’s regulation of the internet industry. If we or our VIEs fail to obtain or maintain any of the required assets, licenses or approvals, our continued business operations in the internet industry may subject us to various penalties, including the confiscation of illegal net revenues, fines and the discontinuation or restriction of our operations, any of which would materially and adversely affect our business and results of operations.
There are substantial uncertainties with respect to the interpretation and implementation of the
E-commerce
Law and how it may impact our business operations.
On August 31, 2018, the Standing Committee of the National People’s Congress of China issued the
E-commerce
Law, which came into effect on January 1, 2019. Pursuant to the
E-commerce
Law, operators of
e-commerce
platforms shall verify and register the basic information of
e-commerce
operators on their platforms, including the identity, address, contact and administrative license, and establish archives with regular updates for such information. It further provides that operators of
e-commerce
platforms shall submit information on the identification of
e-commerce
operators to department for market regulation, and submit
e-commerce
operators’ identification information and other information relating to tax payment to tax authority. Additionally, operators of
e-commerce
platforms shall record and save information released on their platform about commodities and services, and report to competent authorities, if such information show that
e-commerce
operators have failed to obtain the administrative license when they are subject to the relevant administrative approval, or commodities sold or services offered by
e-commerce
operators are found to be in violation of certain requirements to safeguard personal safety, property security and the requirements on environmental protection, or to be prohibited by laws and administrative regulations. The
E-commerce
Law establishes obligations to protect consumers for operators of
e-commerce
platforms, such as obligations to protect consumers’ personal information and record information of deals concluded on their platforms, obligations to refund guarantee deposits to consumers in a timely manner and obligations to noticeably label commodities or services ranked under competitive bidding with the word “Advertisement.”
E-commerce
operators shall not conduct false or misleading commercial publicity by fabricating transactions, making up user reviews or any other means, to cheat or mislead consumers.
E-commerce
platform operators shall not delete consumers’ ratings of commodities sold or services provided on the platform.

We have carried out compliance work in accordance with these regulatory requirements. However, in consideration that the current year is the second year since the
E-commerce
Law became effective, there are substantial uncertainties with respect to the interpretation and implementation of the
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
There were no new detailed rules issued or becoming effective in 2019. The uncertainties regarding the implementation of the Cyber Security Law may increase the costs for us to comply with it, which may also divert our resources and management attention.

Fluctuations in exchange rates may have a material adverse effect on your investment.
Substantially all of our revenues and costs are denominated in RMB. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. In July 2005, the PRC government changed its decades-old
policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year
period. Between February 2018 and December 31, 2018, the RMB depreciated significantly, over 8% against the U.S. dollar. During the period from August 2019 to December, 2019, the RMB depreciated to over seven per U.S. dollar, the lowest rate in over a decade. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.
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
The amended Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state”, or HNTEs, which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain qualification criteria. In addition, PRC laws permit reduction in income tax for “key software enterprises”, or KSEs, or “software enterprises”. All of these statuses are subject to review and renewal, with HNTEs to be renewed every three years and KSEs and software enterprises annually. Currently we have six subsidiaries eligible for preferential tax treatments, two of which are recognized as HNTEs only and are eligible for the preferential 15% enterprise income tax rate, one of which is recognized as a software enterprise and is eligible for a 50% reduction in the statutory enterprise income tax rate of 25%, while the other three of which are accredited as both HNTEs and KSEs and enjoy a more preferential enterprise income tax rate of 10%. However, if any of these subsidiaries fails to pass the review by, and filing with, the relevant tax authorities to be qualified as a HNTE, a KSE or a software enterprise, such company will no longer enjoy the corresponding preferential tax treatment described above.

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
As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor-related laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations may be materially and adversely affected.
Proceedings instituted by the SEC against certain
PRC-based
accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to be not in compliance with the requirements of the Exchange Act.
In December 2012, the SEC instituted administrative proceedings against the Big Four
PRC-based
accounting firms in China, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain other
PRC-based
companies that are publicly traded in the United States.

On January 22, 2014, the initial administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.
On February 6, 2015, each of the four
PRC-based
accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and to audit
US-listed
companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four
PRC-based
accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four
PRC-based
accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to our delisting from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.
Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently investors may be deprived of the benefits of such inspection.
Our auditor, the independent registered public accounting firm that issued the audit reports included in our Form
20-F,
as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance applicable professional standards. Our auditor is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.
On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address the problem.
This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Risks Related to our ADSs
The market price for our ADSs has fluctuated and may be volatile, which could expose us to securities class action litigation.
The daily closing trading prices for our ADSs ranged from US$65.83 to US$116.85 in 2019. The trading price for our ADSs may continue to fluctuate in response to factors including, without limitation, the following:

•	regulatory developments in our target markets affecting us, our customers or our competitors;
•	conditions in the entire automotive ecosystem;
•	conditions in the online industry;
•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions to our expected results;
•	changes in financial estimates by securities research analysts;
•	fluctuations of exchange rates between the RMB and the U.S. dollar;
•	announcements of studies and reports relating to the quality of our services or those of our competitors;
•	changes in the economic performance or market valuations of other companies that provide online automotive related services;
•	announcements by us or our competitors of new solutions, acquisitions, strategic relationships, joint ventures or capital commitments;
•	additions to or departures of our senior management;
•	release or expiry of lock-up or other transfer restrictions on our outstanding Class A ordinary shares or ADSs;
•	sales or perceived potential sales of additional Class A ordinary shares or ADSs;
•	obtaining or revocation of any operating license or permit in relation to our business;
•	pending or potential litigation or administrative investigation;
•	publicity involving our business and the effectiveness of our sales and marketing activities; and
•	alleged untrue statement of a material fact or alleged omission to state a material fact in our public announcements or press releases or misinterpretation thereto.
In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. Particularly, concerns over economic slowdown resulting from the
COVID-19
pandemics have triggered a US key market-wide circuit breaker for several times since March 9, 2020, leading to a historic drop for the US capital market. No guarantee can be given on how the capital markets will react although actions have been taken worldwide to combat the spread of the coronavirus. These broad market and industry fluctuations may adversely affect the market price of our ADSs. The market price of our ADSs may also be adversely affected by any alleged untrue statement or alleged omission to state a material fact in our public announcements or press releases, which may even lead to securities class action suits against us. In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.
If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research or reports about our business or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.
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

Although we adopted regular dividend policy in 2019, we cannot assure you that our existing dividend policy will not change in the future or the amount of dividends that you may receive, neither can we guarantee that we will have sufficient profits, reserves set aside from profits or otherwise funds to justify and enable dividend declaration and payment in compliance with laws for any year and, therefore, you may need to rely on price appreciation of our ADSs as the sole source for return on your investment.
In November, 2019, our board of directors resolved to adopt a regular dividend policy. Under this policy, we may issue recurring cash dividend every year from 2020 in an amount of approximately 20% of the net income generated in the previous fiscal year, with the exact amount to be determined by our directors based on our financial performance and cash position prior to the distribution. On February 19, 2020, our board of directors declared a cash dividend of US$0.77 per ordinary share (or per ADS) in favor of holders of our Class A ordinary shares as of the close of business on April 15, 2020 in accordance of the dividend policy, which cash dividend is scheduled to be paid on or about April 22, 2020.
Despite a regular dividend policy being in place, before any dividend is declared and paid for any given year, we need to have enough profits to justify such declaration and payment, or we need to have sufficient reserves set aside from profits previously generated that our board of directors determines are no longer needed. In addition, we must be able to pay our debts as they fall due in the ordinary course of business immediately following the dividend payment. We cannot assure you that we will be able to meet all of such conditions to enable dividend declaration and payment in compliance with laws. Even if our board of directors decides to declare and pay dividends, the timing and amount of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Therefore, the amount of dividends that you may receive is uncertain and subject to change.
Furthermore, our regular dividend policy is subject to change at any time at the discretion of our board of directors, and there can be no assurance that we will not adjust or terminate our dividend policy in the future. Accordingly, you should not rely on your investment in our ADSs as a source for any future dividend income and the future return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.
Substantial future sales or perceived potential sales of our shares could cause the price of our ADSs to decline.
Sales of our ADSs or underlying ordinary shares in the public market or through private transactions, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Yun Chen owns 51.9% of our total outstanding shares as of February 29, 2020. In addition to unregistered sale, it can also dispose of these shares through registered transaction as it has the right to cause us to register under the Securities Act the sale of its shares. Sales of these shares, or the perception that such sales could occur, could cause the price of our ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We cannot predict what effect, if any market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. In addition, if we issue additional ordinary shares as consideration for our future acquisitions or for other purposes, your ownership interests in our company would be diluted and this, in turn, could have a material and adverse effect on the price of our ADSs.
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
We are incorporated in the Cayman Islands and conduct most of our operations in China through our PRC subsidiaries and VIEs. Most of our directors and officers reside outside the United States and a substantial portion of the assets of such directors and officers are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal
judgment of a foreign court of competent jurisdiction without retrial on the merits.
Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors and officers, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.
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
Under United States federal income tax law, we will be classified as a passive foreign investment company (“PFIC”) for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (generally based on the average quarterly value of our assets during the taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for United States federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. Assuming we are the owner of our VIEs for U.S. federal income tax purposes and based on our current income and assets, including goodwill and unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC in the current taxable year or in future taxable years.
While we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC in the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive
income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive
or our valuation of our tangible and intangible assets, each of which may result in us becoming a PFIC for the current or subsequent taxable years.
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
ITEM 4	INFORMATION ON THE COMPANY
A.	History and Development of the Company
We incorporated Autohome Inc. under the laws of the Cayman Islands under its former name, Sequel Limited, in June 2008 and adopted its current name in October 2011. Shortly after our inception, in June 2008, we acquired all of the equity interests of the following entities:
•	Cheerbright International Holdings Limited, or Cheerbright, a British Virgin Islands company that operates autohome.com.cn , which was launched in 2005;
•	Norstar Advertising Media Holdings Limited, or Norstar, a Cayman Islands company that, among other businesses, operated che168.com , which was launched in 2004; and
•	China Topside Limited, or China Topside, a British Virgin Islands company.
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

In 2015, we established a strategic joint venture as a full-service auto sales platform, in which we held 49% of its equity interest, and a wholly-owned subsidiary, Beijing Chezhiying Software Co., Ltd. to conduct used automobile-related business.
On June 22, 2016, Telstra, our then largest shareholder and a wholly owned subsidiary of Telstra Corporation Limited, completed the sale of approximately 47.4% of our then total issued and outstanding shares to Yun Chen for a consideration of US$1.6 billion. On February 22, 2017, Yun Chen further acquired from Telstra the remaining 6.5% equity interests held by Telstra in us. As of February 29, 2020, Yun Chen owned 51.9% of our total issued and outstanding shares. Since June 22, 2016, our largest shareholder has been Yun Chen, a wholly owned subsidiary of Ping An Group, a world-leading technology-powered retail financial services group with a focus on the businesses of insurance, banking, asset management, and technology and whose ordinary shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange.
In July 2017, we acquired 10% interest in Visionstar Information Technology (Shanghai) Co., Ltd., which primarily engages in the development and application of AR technologies and related operations in the PRC, with a total cash consideration of RMB30 million.
In September 2017, we acquired 100% equity interests of Shanghai Tianhe, a company licensed by the CBIRC to engage in insurance brokerage business in the PRC, through Autohome Information, with a total cash consideration of RMB21.1 million.
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
In 2019, we established three wholly-owned subsidiaries in Europe to extend our business to the European market.
Our principal executive offices are located at 18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing 100080, the People’s Republic of China. Our telephone number at this address is +86 (10) 5985 7001. Our registered office in the Cayman Islands is located at 2nd Floor Harbour Center 42 North Church Street George Town, Grand Cayman, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, New York 10017.
See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures and divestitures.
B.	Business Overview

Overview
We are the leading online destination for automobile consumers in China. Through our two websites,
autohome.com.cn
and
che168.com
, accessible through PCs and mobile devices, our mobile applications and our mini apps, we deliver comprehensive, independent and interactive content to automobile consumers. Our ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers. We have a high penetration rate in the automaker market, and we provided our media services to 101, 103 and 92 automakers operating in China in 2017, 2018 and 2019, respectively. We believe that the growing user base and strong user loyalty, our nationwide advertising platform, high-quality, diverse and targeted advertising solutions, enriched and customized content, our ability to innovate valuable products for our customers and our big data analytics capabilities, all integrated in a robust and technology-driven automotive ecosystem covering all aspects of the automobile ownership life cycle, have led to our steady growth and has laid the foundation for our leading position.

We have experienced continued revenue growth and have increased our net revenues since 2017 to RMB8,420.8 million (US$1,209.6 million) in 2019, representing a three-year CAGR of 22.1%. At the same time, our net income attributable to Autohome Inc. increased from RMB2,001.6 million in 2017 to RMB2,871.0 million in 2018 and further to RMB3,200.0 million (US$459.6 million) in 2019, representing a three-year CAGR of 26.4%.
Our Business Model
We are the leading online destination for automobile consumers in China. Over the past several years, we have developed a large and active online community of automobile consumers in China with a growing user base and steady increase of daily active users. We serve three distinct groups: users of our websites and mobile applications, automobile consumers on our transaction platform and customers that include automakers, dealers, financial institutions, and other service providers. Our business model and technology platforms seek to effectively link each stage of our users’ automobile ownership life cycles with the corresponding stage of our customers’ sales cycle. We are on track in implementing the strategy of transforming ourselves from a content-led
vertical media business to a data and technology driven automotive eco-platform
covering all aspects of the automobile ownership life cycle. Our strategy will continue to further enhance our core foundation and accelerate our growth momentum generated by our new business initiatives.
We have built an online automotive media platform that captures critical stages of the sales funnel, starting from product awareness to purchase desire initiation and to sales leads generation. To initiate product awareness and purchase desire, we utilize our comprehensive, independent and interactive content through our websites that are accessible through PCs and mobile devices, on our mobile applications and via our mini apps to create strong user traffic and user engagement and loyalty. As our user traffic grows, we focus on generating sales leads through engaging our users with differentiated and customized promotional activities, personally tailored recommendations and enriched content. We generate revenues from our media services, which mainly include automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices, and our leads generation services, which primarily include our dealer subscription services, advertising services sold to individual dealer advertisers and used car listings. In furtherance of our goal to further develop synergies of our businesses to build ourselves a technology-driven eco-platform,
we launched the
818 Global Super Auto Show
in 2019, the first-ever auto-themed gala in China. In the
818 Global Super Auto Show,
we partnered with Hunan TV and employed our innovative augmented reality (AR) and virtual reality (VR) related technologies to create an innovative integration of auto show and the internet by constructing a
360-degree
panoramic multi-dimensional online visual scene that presented an offline auto show atmosphere, whereby we broke down time, space and geographical constraints and created a new marketing scenario to aid automakers, dealers, automobile consumers and car fans to interact with each other.
We also provide a transaction platform for automobile buyers to purchase vehicles from sellers on our platform. In June 2014, we launched Autohome Mall, an online transaction platform. Autohome Mall is a full-service online transaction platform for users to review automotive-related information, purchase coupons offered by automakers for discounts and make purchases to complete transactions. For Autohome Mall, we primarily generate revenues from facilitating transactions on our Autohome Mall platform and transaction-oriented marketing solutions. Along with our investment in TTP in 2018, we marched a step towards developing a used car consumer-to-business-to
-consumer,
or C2B2C, model and have formed a transaction system connecting automobile buyers and used automobile sellers and facilitating their vehicle transactions on our platform through providing a wide range of auto-related services, such as leads generation, user profile generation, offering of auto financing products and valuation tools. Through our cooperation with TTP, we provide comprehensive auto-related services to our users and customers by integrating TTP’s offline vehicle examination and other ancillary services with our online-based services. We primarily generate revenues from collecting commissions from transactions facilitated by our used vehicle platform.
In addition, we have been leveraging our comprehensive platform to capture additional revenue opportunities in connection with the remaining stages of the automobile ownership life cycles, such as auto-finance and auto-lifestyle. Since 2017, with the collaboration and integration of our business with Ping An Group, we continued to progress on our auto-financing business by providing an expanded variety of products including loans, leasing and insurance to our users and automobile sellers, which better facilitated both new and used car transactions on our platform. We collect commissions from facilitating auto-financing products provided through our platform. Beginning in 2018, we have been leveraging our artificial intelligence, or AI, big data, cloud capabilities and other technologies to continue developing and providing to automakers and dealers innovative data products and have successfully advanced our data and intelligent recommendation and reinforced our entire ecosystem by providing highly differentiated value and data-driven sales and marketing tools to our customers. The data products offered to automakers and dealers primarily consist of data reports and intelligent sales and marketing tools including intelligent new car launch, intelligent
e-marketing,
intelligent showroom, smart
call-out
and smart assistant.

We aim to further deepen our customer engagement across our media platform, offer innovative intelligent marketing solutions and full-scope data support throughout automobile ownership life cycles. Driven by data technology, we aim to expand auto-financing options and partnerships and accelerate our transaction platform to build a robust and technology-driven automotive ecosystem, realizing greater growth potential of our platform.
Our Platform
Our service offerings for users mainly include our high-performance platform, which is comprised of our websites, mobile applications and mini apps, our original, professionally and user-generated content and our interactive online community. Our platform is powered by our big data capability. Our extensive user data originates from our expanding large user base, our automotive ecosystem partners and third-party data providers. Through our comprehensive platform, we have access to valuable data of users’ needs, behaviors and patterns in their automotive ownership life cycles, which allows us to accurately and effectively customize content and commercial offerings. Our accurate and comprehensive user profiling enables us to continuously enhance user experience and improve our ability to attract and retain customers.
Our Websites
Our user-centric approach has successfully attracted a growing user base with a steady increase of daily active users to our websites. We believe we are well-positioned to capture the fast growth of the internet penetration in China. Our
autohome.com.cn
website targets a wide spectrum of automobile consumers with a focus on new automobiles and our
che168.com
website focuses on used automobiles.
Most of the content on our websites is tagged by vehicle models to facilitate easy user access. We have developed and are continuing to improve our user intelligence engine to analyze user browsing behavior and preferences and prioritize the content that the user is likely to find relevant and interesting. A user who searches for or navigates to a page for a specific vehicle model will be provided with links to relevant content such as vehicle specifications, photos and video clips, reviews, competing vehicle models, and listing and promotional information from local dealers. Users can easily compare competing vehicle models and brands for price and specifications to make informed purchase decisions. In addition, these user behavior data are summarized and analyzed on a regular basis to improve user experience and provide consumer intelligence to our customers.
To provide a superior experience to our users, we label sponsored content as advertisement to maintain objectivity.
Our Mobile Websites and Applications
For mobile users, our content can be accessed on our websites, on our mobile applications and on our mini apps. We have made significant efforts in recent years to optimize the mobile version of our websites to display our content and develop and enhance the functions of our mobile applications to capture a greater number of users that access our services through mobile devices. For example, according to
QuestMobile
, the combined number of average daily active users for our mobile websites, primary application and mini-apps amounted to 36.8 million in December 2019, representing an approximate 25% year-over-year increase. We were among the earliest in our industry in China to introduce both
iOS-
and Android-based applications to allow users to easily access our content. Users can conveniently enjoy features available on our mobile websites and applications from their mobile devices, such as reading articles, checking vehicle prices and model parameters, viewing pictures, viewing dealer’s information, visiting our
Autohome Mall
and participating in forum discussions.

Our Content
The foundation of our platform is a large amount of original generated content, professionally generated content, user generated content and AI generated contents, as well as a comprehensive automobile library and extensive automobile listing and promotional information organized around our automotive information database.
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
Professionally Generated Content
In 2016, we launched an open content platform to invite the key opinion leaders and influential bloggers or writers in the automotive field to contribute their high-quality professional review, analysis and insights on automotive-related topics, including vehicle reviews, industry trends, auto photography, maintenance and others. Our diversified professionally generated contents complement our automotive ecosystem strategy and bring our users enriched and customized content consisting of high-quality articles, photographs, video clips and live streaming. As of December 31, 2019, we had over 20,000 professional content contributors on our platform, compared to 12,000 contributors as of December 31, 2018. Since 2018, we have been expanding our collaboration with automakers, key opinion leaders, professional experts and social media to further upgrade our professionally generated content ecosystem.
User Generated Content and User Forum
Our platform hosts an open and vibrant community of automobile consumers, from first-time buyers to sophisticated automobile enthusiasts. Our user community centers around our discussion forums, which are organized based on vehicle models, cities and regions, and various topics of interest. Registered users utilize our discussion forums to share a wide range of automotive experiences such as driving experiences and usage and maintenance tips. Users also frequently provide reviews of automobiles or automotive products and services, post questions and receive answers from fellow forum members. We continued to enhance user engagement and participation in the content generation and delivery process. For example, we expanded our user review platform by allowing users to add or modify their views and insights on a continuous basis. We strive to ensure the credibility, appeal and usefulness of our forums by identifying verified automobile owners and empowering selected registered users as forum moderators. Our verified automobile owners are registered users whose vehicle ownership has been confirmed through various channels. Our forum moderators are generally active registered users with significant forum post counts whom we have identified as being reputable automobile enthusiasts within our online community. In 2018, we launched a traveler channel, a new channel focusing on contents and commercial products related to hotels, flights and offline road trip events, such as travel journal and road trip experience sharing and customized trip planning services, to accommodate the increasing interest and attention of our users in this field. We also rolled out the Young Channel on our website and the “Hey Car” (“嘿 car”) mobile application as interest-based social media platforms to promote automobile knowledge and culture among young users.

As of December 31, 2019, we had over 110 million registered users, representing an approximate 25% year-over-year increase from 2018. As our user base has grown and our user engagement and forum activity has increased, our database of user generated content has expanded, which in turn has attracted more users. Furthermore, this positive effect on our growing user base has also enhanced the effectiveness of our advertisements and therefore the value of our advertising services, allowing us to increase revenues from existing advertisers.
Automobile Library and Listing
We have one of the most comprehensive automobile libraries within our industry in China with over 46,800 vehicle model configurations as of December 31, 2019.
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
Our Services
Our Media Services
Leveraging our large and rapidly growing user base and utilizing the user intelligence data we have collected, we provide our advertisers with a broad range of advertising solutions and tools. Our advertisers under media services are comprised primarily of automakers and automobile brands’ regional offices. As millions of consumers visit our platform for automotive information, we have become an increasingly important medium for automakers and automobile brands’ regional offices to conduct their advertising and marketing campaigns.
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

In each of 2017, 2018 and 2019, 101, 103 and 92 automakers in China, which include independent Chinese automakers, joint ventures between Chinese and international automakers and international automakers that sell their cars made outside of China, purchased media services from us. As is customary in China, we sell our advertising services and solutions primarily through third-party advertising agencies that represent the automakers and automobile brands’ regional offices. We typically enter into individual advertising agreements with the third-party advertising agencies. Although we sell our advertising services and solutions to third-party advertising agencies, we consider the automakers and automobile brands’ regional offices, who are the main decision makers as to whether to place advertisements on our websites and mobile applications, to be our end-customers.
As a result, our sales efforts focus primarily on automakers and automobile brands’ regional offices. However, through direct contact between our sales team, advertisers and advertising agencies, we are able to maintain good relationships with existing advertisers and their advertising agencies.
Our Leads Generation Services
Our Dealer Subscription Services
We provide subscription services to dealers which allow them to market their inventory and services through our websites and mobile applications, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. Our dealer subscription services are delivered through our dealership information system mainly on a fixed-fee
basis, typically for a period of one year. Through the
web-based
interface of our dealership information system, dealers can create online stores hosted on our websites and mobile applications and upload and manage their automobile inventories, pricing and promotional information. Potential automobile purchasers can interact with our dealer subscribers online or through phone numbers presented on the platform to inquire for more detailed information and schedule test drives. Our dealer subscribers can track all the interactions with their customers originating from our websites and mobile applications, analyze the number of sales leads and assess the effectiveness of their marketing activities.
We continue to develop our dealer subscription services and have begun to implement additional enriched and upgraded services, which we believe will allow us to expand sales leads based on consumer behaviors and preferences and enhance leads conversion and personalized marketing, and further to offer upgraded subscription packages at different price levels.
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
The
che168.com
website is a platform primarily focusing on used automobile services and is dedicated to providing features consisting of content, listings and interactive functionality similar to our
autohome.com.cn
website. We also developed a mobile application serving as a used automobile sales platform, through which we provide comprehensive used automobile services. Since 2014, we have been continuously developing and enhancing the functions of the used automobile website and application and have begun to provide advertising services, dealer subscription services, generation of sales leads and other platform-based services in selected cities. The used automobile market still remains at a nascent stage of development and the revenue generated from our used automobile listing and other services, which we include in the revenue line for leads generation services, had achieved fast growth in recent years. We plan to continue to make efforts in developing our used automobile-related business and explore new business models and opportunities in the future.

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
Auto-financing Services
We started auto finance business in early 2017 and further developed such business beginning 2018 as we aim to address the under-served auto financing market in China by providing comprehensive online-based financial services for the complete consumer automobile ownership life cycle. We gradually shifted our focus from leads generation to transaction facilitation and promote successful transactions with targeted and diversified auto financial services. Based on users’ preferences and our big data analysis, we recommend a broad range of loans and insurance products offered by our cooperative financial institutions to our users that have auto financing needs and match them to facilitate transactions. We also introduced merchant loans offered by our cooperative financial institutions to automobile sellers. Through our platform, we plan to enable our users and automobile sellers who are in need of auto financing to easily access various high-quality loans and insurance products and allow our cooperative financial partners to effectively increase the volume of their financing transactions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are unable to effectively manage our auto finance business, we may not be able to achieve our expected business growth, our results of operations may be adversely affected and we may be subject to penalties as a result of noncompliance.” We primarily generate revenues from collecting commissions for facilitating transactions of auto-financing and insurance products on our platform.
Data Products
We have been leveraging our AI, big data, cloud capabilities and other technologies to continue developing and providing to automakers and dealers innovative data products since 2018 and have successfully advanced our data and intelligent recommendation and reinforced our entire ecosystem by providing highly differentiated value and data-driven sales and marketing tools to our customers. The data products we offer to automakers and dealers on our platform primarily consist of (i) customized data reports prepared based on our big data and multi-dimensional analyses on user reviews, purchasing interest and preferences, geographical competitive advantages of the relevant automakers and dealers and their geographical distribution strategies, and (ii) intelligent sales and marketing tools primarily including intelligent new car launch, intelligent
e-marketing,
intelligent showroom, smart
call-out
and smart assistant. The intelligent new car launch is a data product for automakers by leveraging our content and big data capabilities, aiming to improve the market awareness of newly launched car models. Intelligent
e-marketing
is a marketing approach and solution designed based on sophisticated data-driven algorithms of multidimensional user profiles, and enable customers to achieve multi-channel sales management and to ultimately improve the conversion rate of online visitors to in-store
visitors. The intelligent showroom, which is an intelligent and scenario-based marketing platform, integrates the technologies of AR, VR, big data and voice recognition to achieve the functions of panoramic car shopping, smart push notifications and smart shopping guide. Going forward, we will continue to enrich our data product portfolio to cover the data needs of the entire automobile ownership life cycle.

Technology and Product Development
Our technologies and infrastructure are critical to our success. We follow a user-centric strategy for our system architecture and have developed robust and scalable technology platforms with sufficient flexibility to support our rapid growth. Currently, we are entering into a new phase of strategic technology initiative focusing on transforming our platform into an intelligent automotive ecosystem empowered by artificial intelligence (AI), big data and cloud.
A key component of our user-centric strategy is our user intelligence engine which we have developed and are continually enhancing. Our user intelligence engine allows us to rapidly gather user intelligence by analyzing large amounts of data from many sources throughout our content production system. We are able to monitor and analyze user behaviors and preferences through their browsing record on our platforms. We can utilize such user intelligence data to personalize user interfaces, associate and understand the relationship of information from different sources and facilitate interactions among users and various elements on our websites and mobile applications. It also helps us recommend suitable products, services and user connections to our users. Through our user intelligence engine, we can engage our users more closely by providing them with relevant content throughout their automotive life cycles. We are also able to provide precision and targeted marketing services to our automakers, dealers and other automotive-related customers so that they can accurately deliver relevant advertisements to targeted users who are more receptive to such marketing information. Leveraging our user intelligence engine and AI, big data and cloud capabilities, we have been able to further enrich our content library with our
AI-enabled
content generation tool by generating customized content in a timely manner.
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
Leveraging AR and VR related technologies, we realized significant technology upgrade in 2017 and launched AR automobile showroom and AR auto show during the year, all of which had enabled us to provide our users with an innovative and superior automobile review experience and thus enhanced our user loyalty. In addition, these technology improvements had strengthened our ability to obtain additional user traffic and expanded our user base. We have been continuing our efforts in expanding our VR product portfolio and utilizing AR and VR related technologies to improve the features of our services and commercialize innovative business initiatives. Since 2018, we have rolled out additional VR products including VR branding showrooms, intelligent automobile showrooms as well as direct visual access to automakers’ factory design and manufacturing process, which improved our user experience by enabling our users to review and comprehend the entire automobile production process. In 2019, we employed our AR and VR technologies in constructing a
360-degree
panoramic multi-dimensional online visual scene that creates an offline auto show atmosphere for our
818 Global Super Auto Show
, further carrying forward our pursuit of all round sensory user experience and aiding the creation of an innovative integration of auto show and the internet that helps automakers and dealers better engage with consumers. We plan to continue to make further upgrades and develop new technology to provide more diversified platforms for our users, and to expand the use of AR and VR related technologies throughout our eco-platform
in order to offer automakers and dealers with more innovative and effective branding and marketing tools and greater exposure to highly targeted potential consumers throughout China. Also, we will continue to develop significant resources to expand the content breadth and depth offered on our platform in order to deliver the best user experience in the market.

We had an experienced product development team of 1,790 engineers as of December 31, 2019. Our past innovation has focused on helping users research, select and purchase suitable vehicles through our websites. We plan to develop additional products and services for our mobile applications and media-related technology and enhance our big data analytics capabilities and AR and VR related technologies.
Sales and Marketing
Our nationwide
in-house
team of sales representatives sells our services to automakers and dealers. As of December 31, 2019, we had 1,721 sales and marketing representatives operating our physical sales office network spanning 72 cities across China and visiting customers in an additional 118 satellite cities. We have a prudent expansion plan and we typically only open new physical sales offices in a city after we have already established a sufficient customer base in the area. In cities where we do not yet have a customer base, we provide sales coverage by telephone. Our Beijing-based telephone sales team provided sales coverage to the cities in which we did not have physical sales offices. Our sales team also provides ongoing customer support to our customers. In the past years, we have successfully expanded our market presence in the first- and second-tier cities in China. We plan to continue to expand our sales and marketing efforts into third- and fourth-tier cities to further capture the opportunities for automobile sales growth in those markets.
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
We believe brand recognition is important to our ability to attract users. We focus our sales and marketing efforts through search engines, navigation websites and mobile platforms to retain and strengthen our leading position in terms of user reach. For example, we cooperate with application stores and mobile browsers to promote our mobile applications and our websites. We also conduct online marketing events on Autohome Mall and other traditional and social media channels as well as offline promotion campaigns with our partners. For example, we conduct the annual “Singles’ Day” campaign to generate quality sales leads and further facilitate the transactions. Since the fourth quarter of 2017, we have been paying for TV ads on different channels of the China Central Television, the predominant state television broadcaster in China, to reach more audience in the third- or lower-tier cities and towns in China and promote their recognition of our platform as a one-stop
destination for selecting and purchasing automobiles and various types of auto-related services. We have also engaged celebrities, primarily athletes, as our brand spokespersons to further promote our brand and stimulate user interest in our platform.
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
We hold “汽车之家” and “车之家” (both mean “auto home” in English) and “AUTOHOME
®
” trademarks in China. In addition, as at December 31, 2019, we held 103 pending trademark applications and 431 registered trademarks. As at the same date, we had 96 registered domain names, including our main website domain names,
autohome.com.cn
and
che168.com
, 167 pending patent applications, and 144 registered patents. We had 404 computer software copyrights as of December 31, 2019.

Competition
With respect to our auto media business, we face competition from China’s automotive vertical websites and mobile applications, such as
BitAuto, Dongchedi, Xcar
and
PCauto
, from the automotive channels of major internet portals, such as
Sina
and
Sohu
, and from companies engaged in mobile social media, news, video and live-streaming applications. We may also face competition from online automobile transaction platforms, such as
Uxin
,
Guazi
and
Renrenche
, as we develop our used car transaction business. Our auto finance business faces competition from other auto finance companies, such as
Yixin
and
Souche
. In addition, we also face competition from companies engaged in social media business, such as
ByteDance
and
Tencent
, and companies engaged in data product offering, such as
BitAuto
. Moreover, as we extend our business to the European market, we face competition from local vertical websites, mobile applications and online automobile transaction platforms, such as
Autotrader
and
mobile.de
. Competition will be centered on factors similar to those affecting our current media services and leads generation services, primarily centered on increasing user reach, user engagement and brand recognition, relationships with the suppliers, and attracting and retaining advertisers or customers, among other factors. For our transaction business, as online automobile transaction is a relatively new business model and consumers in China might be accustomed to make automobile purchases with traditional dealerships, we cannot guarantee that the automobile consumers in China will accept such business model. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face significant competition, and if we fail to compete effectively, we may lose market share and our business, prospects and results of operations may be materially and adversely affected.”
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
Regulations on Value-Added Telecommunications Services
On September 25, 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations, which draw a distinction between “basic telecommunication services” and “value-added telecommunications services.” The Telecommunications Regulations were subsequently revised on July 29, 2014 and on February 6, 2016. On December 28, 2015, the MIIT published the Classification Catalogue of Telecommunications Services (the 2015 Catalogue), which took effect on March 1, 2016 and was partially revised on June 6, 2019. Under the 2015 Catalogue, “value-added telecommunication services” was further classified into two sub-categories
and 10 items. Internet content provision services, or ICP services, is under the second subcategory of value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.
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
Restrictions on Foreign Ownership in Value-Added Telecommunications Services
According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, respectively, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interests in a value-added telecommunication business in China, it must demonstrate a good track record and experience in operating value-added telecommunications services. Foreign investors that meet these requirements must obtain approvals from the MIIT or its authorized local branches, and the relevant approval application process usually takes six to seven months.
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
Regulation on Foreign Investment
On March 15, 2019, the Foreign Investment Law was enacted by the National People’s Congress, which became effective on January 1, 2020. Upon its enactment, it will replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.
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
On August 25, 2017, the CAC promulgated the Administrative Provisions on Internet

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
On September 7, 2017, the CAC promulgated the Provisions on the Administration of Information Services Provided through Chat Groups on the Internet, or the Chat Groups Provision, and the Administrative Provisions on the Information Services Provided through Public Official Accounts of Internet Users, or the Public Official Accounts Provision, both of which became effective as of October 8, 2017. According to the Provisions, the internet service providers are required to verify the authenticity of identity information of their users. In addition, for any violation of laws and regulations by chat groups or public official accounts, service providers should take certain measures such as issuing a warning, suspending publication of the inappropriate information, and closing the chat groups or the public official accounts.

On December 15, 2019, the CAC promulgated the Provisions on Governance of Online Information Content Ecosystem, or the Online Information Content Provision, which became effective as of March 1, 2020. Under the Online Information Content Provision, the online information content service platform shall set up the mechanism of governance of network information content ecosystem, develop the detailed rules for governance of the network information content ecosystem on the platform, and improve the systems for user registration, account management, information publication and examination, posts and comments examination, management of the webpage and site layout system, real-time inspection, emergency disposal and cyber rumor and illegal industry chain information disposal. The online information content service platform shall institute an office in charge of the governance of online information content ecosystem, and appoint the professional personnel commensurate with the business scope and service scale, strengthen training and examination, and improve the performance quality of employees. In addition, the online information content platform shall strengthen the examination and inspection of the advertising space set on the platform and the advertising content displayed on the platform. Those who publish illegal advertisements shall be punished according to laws. Upon finding illegal information published by any content provider on the online information content platform, the platform shall, in accordance with laws and regulations, take measures such as warning for rectification, restricting functions available to such content provider, suspending updating, and closing accounts, among others, timely eliminate illegal information and contents, keep relevant records, and report to the relevant competent authorities. The online information content service platform will be punished for violating related laws and regulations. The related legal consequences include suspension of information updates, restrictions on engaging in online information services, restrictions on online behavior, and prohibition of industry access.
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
On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation, or SAMR, issued the Notice on the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, or the Notice, which came into effect on November 28, 2019. The Notice requires that there shall be a privacy policy in the app, and the privacy policy shall contain the rules for collecting and using personal information. The Notice also requires that the app shall prompt their users to read the privacy policy through obvious methods such as pop-up
windows when an app is put into operation for the first time. According to the Notice, the type of personal information collected by the app should be limited to the extent necessary to meet the operation of the corresponding business function. If personal information collected through app for a new business function is beyond the scope of a user’s previous consent, refusing to provide the original business function by the app upon the user’s disagreement with the new scope of personal information collection shall be considered as in violation of the necessity principle, except in the case where the new business function replaces the previous business function.
On April 10, 2019, the Cyber Security and Protection Bureau of the Ministry of Public Security, the Beijing Internet Industry Association and the Third Research Institute of the Ministry of Public Security jointly issued Internet Personal Information Security Protection Guidance, or the Guidance. The Guidance applies to “personal information holders”, which means enterprises that provide services through the internet and organizations or individuals who use a private or internet-disconnected space to control and process personal information. It indicates that in addition to traditional internet companies, companies or individuals in other fields are also subject to its governance for long as they are involved in the control and processing of personal information. The Guidance imposes more stringent requirements on the collection of personal information by personal information holders. For example, the Guidance provides that personal information that is not related to the services provided by personal information holders should not be collected, and service providers shall not force users to provide personal information by bundling products or various business functions of the service.
To comply with these laws and regulations, we require our users to accept a user terms of service whereby they agree to provide certain personal information to us, and have established information security systems to protect users’ privacy.
Regulations on Advertisements
The PRC government regulates advertising, including online advertising, principally through the SAMR. Prior to November 30, 2004, in order to conduct any advertising business, an enterprise was required to hold an operating license for advertising in addition to a relevant business license. On November 30, 2004, the State Administration for Industry and Commerce, the predecessor of the SAMR, issued the Administrative Rules for Advertising Operation Licenses, effective as of January 1, 2005, which was replaced by Administrative Provisions on Advertising Registration issued on November 1, 2016 and took effect on December 1, 2016. The advertisement operation entities are restricted to radio stations, TV stations and newspaper and periodical publishers and the Advertising Operation License was cancelled. Therefore, our subsidiaries and VIEs are not required to hold an advertising operation license.
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
The Notice of Launch of Record Filing for Internet Live-Streaming Service Enterprises was issued by the CAC on June 12, 2017. Under the notice, CAC requires the companies that provide internet live-streaming service to register with the local internet information office, commencing on July 15, 2017. Internet live-streaming service companies (including commercial news websites that provide live-streaming sections/channels) which engage in internet news information republishing services or provide communication platform services, and other types of internet live-streaming service companies are subject to such notice and the requirements thereunder.

The Notice on Tightening the Administration of Online Live-streaming Services, or the Online Live-streaming Services Notice, was jointly issued by the CAC and five other PRC governmental authorities. Under the Online Live-streaming Services Notice, the online live-streaming service provider involved in the business of telecommunications and internet news information, online shows, live-streaming of online audiovisual programs and other services shall apply to the relevant departments for licenses on operations of telecommunications business, internet news information services, internet culture business, and internet transmission of audio/video programs, respectively. In addition, the online live-streaming service provider shall go to the local public security departments of its residence to perform public security filing procedures within 30 days of the launch of the live-streaming services.
Currently we are providing online live-streaming services through our websites and mobile applications. Autohome Information has obtained an internet audio/video program transmission license on February 9, 2010, which has been renewed on February 13, 2018 and will remain effective until February 13, 2021. In addition, in January 2013, Autohome Information obtained an Internet Culture Business Permit, which includes “use of information network to operate music entertainment products, game products, performance drama (section), and performance.”
Regulations on Internet Publishing
The Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, was jointly issued by the MIIT and the State General Administration of Press, Publication, Radio, Film and Television (the predecessor of the National Radio and Television Administration), or the SAPPRFT, in 2016, and came into effect on March 10, 2016. The Online Publishing Provisions define “online publishing services” as providing online publications to the public through information networks. Any online publishing services provided in the territory of the PRC are subject to these provisions. The Online Publishing Provisions requires any internet publishing services provider to obtain an online publishing service license to engage in online publishing services. Under the Online Publishing Provisions, online publications refer to digital works which have publishing features such as digital work that have been edited, produced or processed and which are made available to the public through information networks, including written works, pictures, maps, games, cartoons, audio/video reading materials and other methods. Any online game shall obtain approval from SAPPRFT before it is launched online. Furthermore, Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign-owned enterprises cannot engage in providing web publishing services.
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
Regulations on Internet News Information Service
On May 2, 2017, the CAC issued the Provisions for the Administration of Internet News Information Services, or Internet News Provision, which became effective on June 1, 2017 and replaced the original provisions promulgated in 2005.

Internet news information services shall include service of collecting, editing and publishing internet news information, service of reposting and service of providing propagation platform. Under the Internet News Provision, internet news service providers shall also include entities that are not established by the press but reproduce internet news from other sources, provide electronic bulletin services on current and political events, and transmit such information to the public. The CAC shall be in charge of the supervision and administration of the internet news information services throughout China.
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
Foreign investors were not allowed to own more than 50% of the equity interests in
e-commerce
companies which is a subcategory of value-added telecommunication services, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record, except for foreign investors in China (Shanghai) Pilot Free Trade Zone, subject to certain conditions. The NDRC and the MOFCOM jointly issued the Catalogue for the Guidance of Foreign Investment Industries in March 2015, or the Catalogue, which was further revised in July 2017. The negative list of the Catalogue was replaced by the Special Administrative Measures for Access to Foreign Investment, or the Negative List, in June 2019. According to the Negative List, foreign investors are allowed to have complete ownership of equity interests in
e-commerce
businesses.

In August 2018, the Standing Committee of the National People’s Congress issued the
E-commerce
Law of the People’s Republic of China, or the
E-commerce
Law, which took effect on January 1, 2019. The
E-commerce
Law strengthens the regulation on
e-commerce
operators relating to consumer protection, personal data protection and intellectual property rights protection. With respect to products or services affecting the consumers’ life and health, if an
e-commerce
platform operator fails to verify the merchants’ qualification or assure the consumers’ security, which results in damages to the consumers, it shall take corresponding liabilities and may be subject to warnings and fines up to RMB2,000,000. In accordance with the
E-commerce
Law,
e-commerce
operators include operators of
e-commerce
platforms, business operators on
e-commerce
platforms, and other
e-commerce
operators that sell commodities or offer services on the websites developed by themselves or through other network services. An operator of an
e-commerce
platform shall require business operators who apply to sell commodities or provide services on its platform to submit truthful information, verify and register such information, establish registration archives, and regularly verify and update the information. Besides, an
e-commerce
platform operator shall (i) submit the identification information of the merchants on its platform to the competent market regulation authorities and remind the merchants to complete the registration with such authorities; (ii) submit identification information and tax-related
information to tax authorities and remind the merchants to complete the tax registration; (iii) record and retain the information of the products and information on its platform and the sales information; (iv) display the platform service agreement and the transaction rules or links to such information on the homepage of the platform; (v) display information to let users know in the case of any product or service that is provided by the platform operator itself on its platform, and take responsibility for such products and services; (vi) establish a credit evaluation system, display the credit evaluation rules, provide consumers with accesses to make comments on the products and services provided on its platform, and refrain from deleting such comments; and (vii) establish intellectual property protection rules, and take necessary measures when any intellectual property holder notify the platform operator that his intellectual property rights have been infringed. An
e-commerce
platform operator shall take joint liabilities with the relevant merchants on its platform and may be subject to warnings and fines up to RMB2,000,000 where (i) it fails to take necessary measures when it knows or should have known that the products or services provided by the merchants on its platform do not meet the personal or property safety requirements or such merchants’ other acts may infringe on the lawful rights and interests of the consumers; or (ii) it fails to take necessary measures, such as deleting and blocking information, disconnecting, terminating transactions and services, when it knows or should have known that the merchants on its platform infringe any intellectual property rights of any other third party.
E-commerce
platform operators shall not take advantage of the service agreement, transaction rules or other means to impose unreasonable restrictions or transaction conditions on the transactions of operators on platform or the price of such transactions, or collect unreasonable fees against operators on platform.
We have cooperation with independent automobile sellers, in which we facilitate their sales of automobiles through our
e-commerce
platforms.
Regulations on Mobile Internet Applications
On June 28, 2016, the CAC promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the Mobile Application Administrative Provisions, which took effect on August 1, 2016. According to the Mobile Application Administrative Provisions, “mobile internet application” refers to application software that runs on mobile smart devices providing information services after being pre-installed,
downloaded or embedded through other means. “Mobile internet application provider” refers to the owners or operators of mobile internet applications. Internet application stores refer to platforms which provide services related to online browsing, searching and downloading of application software and releasing of development tools and products through the internet. On December 16, 2016, the MIIT promulgated the Interim Administrative Provisions on the
Pre-installation
and Distribution of the Mobile Smart Terminal Application Software, which took effect on July 1, 2017 and requires, among others, that internet information service providers must ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user easily, unless the mobile application is a basic function software, which refers to a software that supports the normal functioning of the hardware and operating system of a mobile smart device. In addition, mobile smart terminal application software involving charges should strictly comply with the relevant regulations such as sale at an expressly marked price, and express the charge standard and method. The content expressed should be true, accurate, eye-catching
and normative, and users should be charged only after their confirmation.

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

In July 2015, the CIRC promulgated the Circular of the CIRC on Issuing the Interim Measures for the Supervision of Internet Insurance Business, or CIRC Circular 69, which became effective on October 1, 2015. CIRC Circular 69 sets up strict restrictions on the institutions allowed to conduct internet insurance business. CIRC Circular 69 stipulates that only insurance companies and professional insurance intermediaries established upon approval by insurance regulatory authorities and registered could provide internet insurance services. Simultaneously, CIRC Circular 69 sets up certain requirements for providing insurance services through self-operated online platforms or platforms operated by third parties. The CIRC Circular 69 expired on September 30, 2018. However, it was affirmed by the CBIRC that the CIRC Circular 69 shall remain valid until any updated regulation is issued. As of the date of this annual report, no updated relevant regulation has been published.
In September 2017, we acquired Shanghai Tianhe, a company holding the license for engaging in insurance brokerage businesses. In October 2018, Shanghai Tianhe completed the registration process required for engaging in online insurance business and is currently conducting online and offline insurance brokerage business in the PRC.
Regulations on Travel Agencies
The travel industry is subject to the supervision of the Ministry of Culture and Tourism of the People’s Republic of China, and local Culture and tourism administrations.
On April 25, 2013, the Standing Committee of the National People’s Congress promulgated the Tourism Law, which became effective as of October 1, 2013 and was revised on October 26,2018. According to the Tourism Law, the information that travel agencies release to attract or organize tourists is required to be authentic and accurate, and no false publicity can be made to mislead tourists. In addition, travel agencies conducting business via the Internet are required to present information of their travel agency business licenses on their websites, and ensure the truthfulness and accuracy of the travel-related information they release on their websites.
The Regulation on Travel Agencies, or the Travel Agency Regulations, issued by the PRC State Council in February 20, 2009, which became effective as of May 1, 2009 and was revised on March 1, 2017, requires that the travel agency which apply for the operation of domestic tourism and inbound tourism shall file application for a travel agency business license to the competent culture and tourism administration department of the province, autonomous region, or centrally-administered municipality where it is domiciled, or the district-level tourism administration department it has commissioned.
On April 3, 2009, the China National Tourism Administration, or the CNTA, which has been dissolved and whose duties have been merged to the Ministry of Culture and Tourism, promulgated the Implementation Rules for the Regulation on Travel Agencies, or the Travel Agency Implementation Rules, which became effective as of May 3, 2009, and was partially revised on December 12, 2016. The Travel Agency Implementation Rules define certain terms used in the Travel Agency Regulations, for example, the definition of “domestic tourism business,” “inbound travel business” and “overseas travel business,” and set out detailed application requirements to establish a travel agency. The Travel Agency Implementation Rules also clarify certain aspects of the legal liabilities for travel agencies as prescribed in the Travel Agency Regulations.
On May 5, 2010, CNTA released the Measures for Dealing with Tourist Complaints, which took effect on July 1, 2010. When tourists regard that the travel operator has harmed their legitimate rights and interests, they could complain to the tourism administrative department, the tourism quality supervision and management institution or other tourism law enforcement agencies and request the aforesaid authorities to deal with civil disputes between the two parties. Under the Measures, authorities which are responsible for dealing with the complaints are required to render a decision on the complaints within 60 days upon the date of receipt thereof.
On November 25, 2010, CNTA and CIRC jointly promulgated the Measures for the Administration of the Liability Insurance of Travel Agencies, or the Liability Insurance Measures, which became effective on February 1, 2011. Travel agencies are required to procure travel agency liability insurance pursuant to the aforesaid Measures. The insurance companies are required to, subject to the liability limits provided under the insurance agreement, reimburse the travel agencies for the compensations made by the travel agencies for the personal injury or death and the loss of properties of tourists and the relevant tour guides or tour leaders. Pursuant to the aforesaid Measures, the liability limit for the personal injury or death of each person cannot be less than RMB200,000.

Regulations on Online Airline ticketing transaction
On August 10, 2017, the Civil Aviation Administration of China issued the Notice on Regulating Online Airline Ticketing, pursuant to which online airline-ticketing platform shall not conduct bundle-sales of any other services and products by default along with selling airline tickets. The online airline-ticketing platform shall display services and products ancillary to airline tickets (e.g. VIP lounge coupon and insurance) in an explicit and accurate manner and shall offer such services and products to customers as an option in addition to the airline ticket purchases, instead of by means of service or product bundling.
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
Patent. The National People’s Congress adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of inventions, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. We had 167 pending patent applications and 144 registered patents as of December 31, 2019.
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
In compliance with, and in order to take advantage of, the above rules, we have registered 404 computer software copyrights as of December 31, 2019.
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
Trademark.
The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001, 2013 and 2019, protects registered trademarks. The Trademark Office under the National Intellectual Property Administration handles trademark registrations and grants a term of ten years for registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. We hold “
汽车之家
” and “车之家” (“auto home” in English) and “AUTOHOME
®
” trademarks in China with each registered under different categories.
Domain Names.
In September 2002, China Internet Network Information Center, or CNNIC, issued the Implementing Rules for Domain Name Registration, as amended in June 2009 and May 2012, that set forth detailed rules for registration of domain names. On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, which came into effect on November 1, 2017 and replaced the original Measures promulgated in 2004. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In 2002, the CNNIC issued the Measures on Domain Name Dispute Resolution, as amended in 2006, 2012 and 2014, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered a number of domain names, including
autohome.com.cn
,
autohome.com
and
che168.com
.
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
Regulations on Dividend Distribution
The principal regulations governing dividend distributions of wholly foreign-owned enterprises include:
•	the Companies Law (2005, as amended in 2013 and 2018);

•	the Foreign Investment Law(2019);

•	the Implementation of the Foreign investment Law(2019).

Under these regulations, foreign investors may freely remit into or out of PRC, in Renminbi or any other foreign currency, their capital contributions, profits, capital gains, income from asset disposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income and so on generated within the territory of PRC.
Wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, according to PRC Company Law, these wholly foreign-owned enterprises are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital.
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
("Cheerbright")
(British Virgin Islands)
Autohome E-commerce Inc.
(Cayman Islands)
Autohome Link Inc.
(Cayman Islands)
Autohome Financing Limited
(Cayman Islands)
Autohome (Hong Kong) Limited
(Hong Kong)
Autohome E-commerce Hong Kong Limited
(Hong Kong)
Autohome Link Hong Kong Limited
(Hong Kong)
Autohome Financing Hong Kong Limited
(Hong Kong)
Autohome Media Limited
("Autohome Media")
(Hong Kong)
Fetchauto Limited (UK)
Fetchauto Limited (Ireland)
FetchAuto GmbH (Germany)
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
Autohome Zhejiang Advertising Co., Ltd.
Beijing Kemoshijie Technology Co., Ltd.
75%
Beijing Haochezhijia E-Commerce Co., Ltd.
Beijing Chezhiying Software Co., Ltd.
Beijing Chezhiying Technology Co., Ltd.
Two Individuals[1]
Beijing Shengtuo Hongyuan Information Technology Co., Ltd.
("Shengtuo Hongyuan")
Beijing Autohome Used Car Appraisal Co., Ltd.
Beijing Autohome Used Car Brokerage Co., Ltd.
Beijing Cheerbright Technologies Co., Ltd.
("Autohome WFOE")
Autohome (Tianjin) Automobile Sales Co., Ltd.
Two Individuals[1]
Shanghai You Che You Jia Advertising Co., Ltd.
("Shanghai Advertising")
Beijing Autohome Information Technology Co., Ltd.
("Autohome Information")
Shanghai Leyulv Travel Agency Co., Ltd.
Beijing Shengtuo Autohome Advertising Co., Ltd.
("Autohome Advertising")
Beijing Shengtuo Chengshi Advertising Co., Ltd.
("Chengshi Advertising")
Shanghai Tianhe Insurance Brokerage Co., Ltd.
("Shanghai Tianhe")
Contractual arrangements
Equity interest

Note:
(1)	The two individuals are Min Lu and Haiyun Lei, each a PRC citizen. Each of Min Lu and Haiyun Lei holds 50% of the equity interests in each of Autohome Information and Shengtuo Hongyuan.
As of February 29, 2020, Yun Chen owned 51.9% of our total issued and outstanding ordinary shares. Yun Chen is a wholly owned subsidiary of Ping An Insurance (Group) Company of China, Ltd., a public company listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, which beneficially owned 51.9% of the total voting rights in our company.
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
In consideration of the previous restrictions imposed on the shareholders of foreign-invested companies engaging in advertising business, we once conducted advertising business by entering into a series of contractual arrangements with Guangzhou Advertising, Shanghai Advertising, Autohome Advertising and Chengshi Advertising. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” Since the regulatory environment developed, such restrictions were lifted in 2015. Therefore, in 2015, we completed the migration of our advertising business from Guangzhou Advertising, Shanghai Advertising and other PRC entities to the PRC subsidiaries of Autohome Media. In August 2017 and March 2018, we decided to liquidate and dissolve Guangzhou Advertising and Shanghai Advertising, respectively. We have completed the dissolution and deregistration of Guangzhou Advertising in December 2018. Shanghai Advertising currently is not conducting any business and is in the process of liquidation and dissolution. Autohome WFOE has signed the termination agreements with respect to the contractual agreements that it has entered into with Guangzhou Advertising and Shanghai Advertising and each of their respective individual nominee shareholders to terminate the contractual arrangements on the date of the issuance of an approval notice for the deregistration of Guangzhou Advertising and Shanghai Advertising by the competent local Bureau of Market Regulation in charge of such two entities, respectively. Pursuant to such termination agreements, Autohome WFOE has terminated the contractual agreements that it has entered into with Guangzhou Advertising and its individual nominee shareholders.

D.	Property, Plants and Equipment
Our corporate headquarters is located in Beijing, China, where we lease office space with an area of approximately 29,926 square meters. We generally make rental payments on a monthly or quarterly basis. In addition, as of December 31, 2019, we also leased office space in 74 cities for our representative offices, including regional operation centers in Shanghai, Guangzhou and Tianjin in China and those overseas. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.
Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our current facilities are adequate and that we will be able to obtain additional facilities, principally through leasing, to accommodate any future expansion plans.
ITEM 4A	UNRESOLVED STAFF COMMENTS
None.
ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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
Overview
We are the leading online destination for automobile consumers in China. Through our two websites,
autohome.com.cn
and
che168.com
, accessible through PCs and mobile devices, our mobile applications, and mini apps, we deliver comprehensive, independent and interactive content to automobile consumers, and offer them our facilitation services related to new car and used car transactions and auto-financing and insurance products and other services. We generate revenues from media services, leads generation services and online marketplace and others.
Through our media services, we provide automakers with solutions in connection with brand promotion, new model releases and sales promotions. Our large and engaged user base of automobile consumers provides a broad reach for automakers’ marketing messages.
Our leads generation services enable our dealer subscribers to create their own online stores, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of potential customers and effectively market their automobiles to consumers online and ultimately generate sales leads. Our leads generation services also include used car listing services which provide a user interface that allows potential used car buyers to identify listings meeting their specific requirements and to contact the relevant sellers.
While we continued to strengthen our media and leads generation services, we also further developed our transaction business. Our transaction business focuses on providing facilitation services for transactions of new and used cars and other platform-based services for new and used car buyers and sellers. In early 2017, we also launched our auto financing business and started to provide services to our cooperative banks and financial institutions by displaying and marketing their financial products, covering loans and insurance services for consumers and independent automobile sellers. Towards the end of 2017, we launched data products, which leverage our big data analytics capabilities and the massive pool of user data accumulated on our platform, and started to provide data-driven marketing solutions for automakers and dealers on our platform. Through offering these services on our platform, we believe we are on track to build a robust and technology-driven automotive ecosystem covering all aspects of the automobile ownership life cycle.

We have increased our net revenues since 2017 to RMB8,420.8 million (US$1,209.6 million) in 2019, representing a three-year CAGR of 22.1%. Our net income attributable to Autohome Inc. increased from RMB2,001.6 million in 2017 to RMB2,871.0 million in 2018 and further to RMB3,200.0 million (US$459.6 million) in 2019, representing a CAGR of 26.4%.
In May 2014, the Financial Accounting Standard Board, or FASB, issued a new standard related to revenue recognition and further issued several amendments and updates to the new revenue guidance, which is all together referred to as Accounting Standard Codification 606, or ASC 606. We have finalized our analysis and the most significant impact of ASC 606 is the change of the presentation of value-added tax, or VAT, from gross basis to net basis. We adopted this guidance effective January 1, 2018 using the modified retrospective method. To provide readers with meaningful year-over-year comparison, the operating results under this item both in absolute amounts and as percentage of revenues are presented, discussed and analyzed under the new revenue guidance, including those for the comparative periods in 2017.
The following is a reconciliation table illustrating the impact of adopting this new revenue guidance for the year ended December 31, 2017, as adjusted, which was related to the change in the presentation of VAT from gross basis to net basis.

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
General Factors Affecting Our Results of Operations
Our business and results of operations are significantly affected by China’s overall economic conditions and the general trends in the automotive industry, especially new automobile sales in China. Economic growth in China has contributed to an increase in household disposable income and improved the availability of financing for automobile purchases. New automobile sales in China experienced rapid growth for a sustained period of time until the first decline in monthly sales starting in 2018, which trend continued through 2019. Moreover, some local governments have different approaches and have even tightened the local regulations on automobile transactions, which may slow the growth rate of new automobile sales and decrease the demand for our services, such as the general downward trends of automobile sales and demand in 2018 and 2019. In addition, our business is subject to the overall advertising expenditures by automakers and automobile dealers, the development of online advertising industry in China and the market acceptance of online advertising and promotion. Our results of operations can also be significantly impacted by our ability to minimize costs and maximize efficiency in our operations. Specifically, as a result of the negative impact of the
COVID-19
outbreak on the automotive industry, during the first half of 2020, our supply chain and offline activities of ours, our customers, automakers, dealers and auto consumers may experience disruption and the budgets of automakers and automobile dealers for advertising expenditures may witness temporary downward adjustment.

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
The following table sets forth the principal components of our net revenues in absolute amounts and as percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues:
Media services	2,892,333	51.2%	3,508,254	48.5%	3,653,767	524,831	43.4%
Leads generation services	2,288,281	40.5	2,870,996	39.7	3,275,544	470,502	38.9
Online marketplace and others	466,709	8.3	853,901	11.8	1,491,440	214,232	17.7

Total net revenues	5,647,323	100.0%	7,233,151	100.0%	8,420,751	1,209,565	100.0%

Media Services Revenues
We generate media services revenues primarily from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices. In 2017, 2018 and 2019, 101, 103 and 92 automakers operating in China, respectively, purchased media services from us. We primarily use a “cost per time” pricing model to price our online advertising services by charging advertisers on a daily basis for an advertisement placed in a given location on our websites and mobile applications. As we continue to grow our user base and enhance user engagement, we have set up “cost per thousand impressions,” “cost per click” and other performance-based pricing models. These initiatives have already begun to generate revenues but the amount was relatively insignificant compared to the revenues generated from the “cost per time” pricing model.
We will continue to leverage a combination of the following to attract spending by automakers on our websites and mobile applications: (i) our ability to increase advertising volume, either due to (a) higher sell-through rates, which is calculated as the percentage of advertising locations actually sold over total advertising locations available for sale in a given period, or (b) the increased volume contribution from our mobile websites and applications; (ii) our ability to increase our pricing, as measured by price per location per day, as our user reach continues to expand, and we continue to enhance the effectiveness of the services we offer and build automakers’ increasing awareness of our platform; and (iii) our ability to constantly provide more diversified and optimized portfolio of product offerings. However, given the slowdown in China’s domestic automotive market as well as the negative impact of the
COVID-19
outbreak on the automotive industry, we cannot assure that our media service revenues will not experience fluctuation or that we can maintain the growth rate we have experienced.
Leads Generation Services Revenues
We generate leads generation services revenues through (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and (iii) used car listing services. Our dealer subscribers are dealers that have purchased subscription packages which are delivered through our dealership information system. We provide our dealer subscribers with additional tools and features to enable them to more effectively market their inventories on our websites and mobile applications. Our used car listing services primarily consist of listing and display of used vehicles and generation of sales leads through our platform. Our used car marketplace functions as a user interface that allows potential used car buyers to identify listings that meet their specific requirements and helps them contact the relevant sellers. We provided leads generation services to 27,167, 28,613 and 27,100 dealers in 2017, 2018 and 2019, respectively. Our leads generation services revenues accounted for 40.5%, 39.7% and 38.9% of our net revenues in 2017, 2018 and 2019, respectively. We will continue to enhance our ability to (i) increase the penetration rate of high-end
subscription packages; (ii) provide more diversified and upgraded value-added services to our dealer customers, leveraging our capabilities of connecting dealers with our large user base; and (iii) ultimately increase the average revenue contribution per dealer. However, given the slowdown in China’s domestic automotive market as well as the negative impact of the
COVID-19
outbreak on the automotive industry, we cannot assure that our leads generation services revenues will not experience fluctuation or that we can maintain the growth rate we have experienced.
Online Marketplace and Others Revenues
We generate revenues from online marketplace and others through our transaction platform, auto-financing business, data products, and others. For new vehicles, our transaction business currently focuses on platform-based services including facilitating transactions on the Autohome Mall and providing transaction-oriented marketing solutions and other platform-based services. Before 2018, our transaction business related to new vehicles also included direct vehicle sales business. For used vehicles, our transaction platform functions as a transaction system, which connects automobile buyers and used automobile sellers and facilitates their vehicle transactions on our platform through providing a wide range of auto related services, such as leads generation, user profile generation, auto financing products and valuation tools. For our auto-financing business, based on users’ preferences and our big data analysis, we recommend a broad range of loans and insurance products offered by our cooperative financial institutions to our users who have auto financing needs and we match them with these financial institutions to facilitate transactions. We have also introduced merchant loans offered by our cooperative financial institutions to automobile sellers. As a result of our acquisition of Shanghai Tianhe in 2017, we currently facilitate the transactions of insurance products between consumers and our cooperative insurance business partner as an insurance brokerage service provider. For data products, we offer customized data products and a series of intelligent sales and marketing tools, primarily including intelligent new car launch, intelligent
e-marketing,
intelligent showroom, smart
call-out
and smart assistant to automakers and dealers. Our revenues from online marketplace and others accounted for 8.3%, 11.8% and 17.7% of our net revenues in 2017, 2018 and 2019, respectively. Revenues from direct vehicle sales accounted for 65.4%, nil and nil of revenues from online marketplace and others in 2017, 2018 and 2019, respectively. With the implementation of our strategy to focus on facilitating transactions, we cleared all direct vehicle sales inventories in 2017. Going forward, we will explore diversified business models and opportunities to build a robust and comprehensive
e-commerce
platform and continue to develop our transaction system and our auto-financing and data products businesses. However, given the slowdown in China’s domestic automotive market as well as the negative impact of the
COVID-19
outbreak on the automotive industry, we cannot assure that our online marketplace and others revenues will not experience fluctuation or that we can maintain the growth rate we have experienced.

Cost of Revenues
Cost of revenues refers primarily to (i) content-related costs, (ii) depreciation and amortization expenses, (iii) bandwidth and internet data center (“IDC”) costs, (iv) tax surcharges and (v) cost of sales. The following table sets forth the principal components of our cost of revenues in absolute amounts and as a percentage of our total net revenues for the years indicated:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Content-related costs (1)	390,885	6.9%	441,459	6.0%	633,042	90,931	7.4%
Depreciation and amortization expenses	41,579	0.7	41,600	0.6	31,169	4,477	0.4
Bandwidth and IDC costs	89,889	1.6	105,313	1.5	106,146	15,247	1.3
Tax surcharges	184,111	3.3	231,916	3.2	189,935	27,282	2.3
Cost of sales	299,536	5.3	—	—	—	—	—

Total cost of revenues	1,006,000	17.8%	820,288	11.3%	960,292	137,937	11.4%

Note:
(1)	Including share-based compensation expenses of RMB15.2 million for 2017, RMB16.1 million for 2018 and RMB15.5 million (US$2.2 million) for 2019.

Content-related Costs
. Content-related costs are costs directly related to creating and editing the original generated content, organizing and maintaining user generated content on our websites and mobile applications, and maintaining our professionally generated content. Content-related costs mainly include salaries and benefits, toll free telephone charges, travel and office expenses of our editorial personnel, expenses we incur in the execution of the offline portion of our advertisers’ online promotions and professionally generated content displayed on our websites and mobile applications.
Depreciation and Amortization Expenses
. A substantial majority of our amortization expenses relate to the amortization of intangibles including trademarks that we acquired in connection with the acquisitions of Cheerbright, China Topside and Norstar in June 2008, shortly after the inception of our company, and the insurance brokerage license obtained through our acquisition of Shanghai Tianhe. Depreciation expenses are related to servers and other equipment that are directly related to our revenue-generating business activities and leasehold improvements.

Bandwidth and IDC Costs
. Bandwidth and IDC costs consist of fees that we pay to telecommunication carriers and other service providers for telecommunication services and for hosting our servers at their internet data centers, as well as fees we pay to our content delivery network service provider for the distribution of our content.
Tax Surcharges
. Our tax surcharges primarily consist of cultural development fees charged for our advertising services, construction and maintenance tax and education surcharges. Our overall tax surcharges as a percentage of our total net revenues was 3.3% in 2017, 3.2% in 2018 and 2.3% in 2019. The decrease of tax surcharges in 2019 was due to the halved fee rate of cultural development fees charged for our advertising services starting July 2019, and which will last till 2024.
Cost of
Sales
. Cost of sales includes cost of vehicle purchases, other directly attributable costs of direct vehicle sales under the new vehicle transaction business and write-down of inventories and prepayment for vehicle purchase cost. Rebates relating to new vehicles purchased but still held by us as of the balance sheet date are recorded as a reduction to cost of inventories while rebates relating to new vehicles purchased and sold during the reporting period are recorded as a reduction to cost of revenues.
Operating Expenses
Our operating expenses consist of sales and marketing expenses, general and administrative expenses and product development expenses. The following table sets forth our operating expenses in absolute amounts and as percentages of our total net revenues for the years indicated:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses:
Sales and marketing expenses (1)	1,647,519	29.2%	2,435,236	33.6%	3,093,345	444,331	36.7%
General and administrative expenses (2)	281,951	5.0	314,846	4.4	317,967	45,673	3.8
Product development expenses (3)	878,773	15.6	1,135,247	15.7	1,291,054	185,448	15.3

Total operating expenses	2,808,243	49.8%	3,885,329	53.7%	4,702,366	675,452	55.8%

Notes:
(1)	Including share-based compensation expenses of RMB53.1 million for 2017, RMB61.6 million for 2018 and RMB46.1 million (US$6.6 million) for 2019.

(2)	Including share-based compensation expenses of RMB60.0 million for 2017, RMB56.0 million for 2018 and RMB62.9 million (US$9.0 million) for 2019.

(3)	Including share-based compensation expenses of RMB49.6 million for 2017, RMB68.6 million for 2018 and RMB79.5 million (US$11.4 million) for 2019.

Sales and Marketing Expenses
. Our sales and marketing expenses primarily consist of the branding and marketing expenses incurred in connection with promoting our brands and platform through search engines, mobile platforms, navigation sites and traditional media channels, sales promotion activities and salaries and benefits and sales commissions for our sales and marketing personnel. Our sales and marketing expenses also include offline execution and business development expenses associated with the implementation of our business and office- and travel-related expenses associated with our sales and marketing activities.
General and Administrative Expenses
. Our general and administrative expenses primarily consist of personnel-related expenses for management and administrative personnel and professional service fees.
Product Development Expenses
. Our product development expenses primarily consist of personnel-related expenses associated with the development of new technologies and products, investment in underlying big data, AR and VR related technologies, and enhancement of our websites and mobile applications.

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
Hong Kong
Autohome (Hong Kong) Limited, Autohome Media, Autohome
E-commerce
Hong Kong Limited, Autohome Link Hong Kong Limited and Autohome Financing Hong Kong Limited were incorporated in Hong Kong. Companies incorporated and registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. For 2017, 2018 and 2019, save for the tax payment made by Autohome Financing Hong Kong Limited in relation to our disposal of the Financing JV as its 25% shareholder, we did not make any other provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong during these periods except for the above-mentioned investment disposal gain. Under the Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.
PRC
On December 29, 2018, the Standing Committee of the National People’s Congress amended the PRC Enterprise Income Tax Law, which was issued on March 16, 2007. The Implementing Regulations of the Law of the PRC on Enterprise Income Tax was issued on December 6, 2007 and became effective on January 1, 2008 and was revised on April 23, 2019. Under the PRC Enterprise Income Tax Law and its implementation rules, a standard 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions.
Autohome WFOE, Chezhiying WFOE, Beijing Autohome Technologies Co., Ltd., or Beijing Autohome Technologies, Beijing Prbrownies and Beijing Kemoshijie Technology Co., Ltd. are recognized as HNTEs and are eligible for a 15% preferential tax rate effective through 2021, 2020, 2020, 2020 and 2020, respectively, upon the completion of their filings with the relevant tax authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China. Three HNTEs, Autohome WFOE, Beijing Autohome Technologies and Beijing Prbrownies, further enjoy a more preferential enterprise tax rate of 10% as they are accredited as KSEs under the relevant PRC laws and regulations as well, which tax rate will continue to apply for so long as each of them maintains their respective KSE status during each relevant tax year. In the meanwhile, Chengdu Prbrownies Software Co., Ltd., or Chengdu Prbrownies, is recognized as a software enterprise and enjoys a 50% reduction in the statutory income tax rate of 25% for the tax years of 2019, 2020 and 2021 provided that it maintains its status as a software enterprise during each relevant tax year.

Pursuant to the Circular on Income Tax Policies for Further Encouraging the Development of Software Industry and Integrated Circuit Industry jointly issued by the SAT and the MOF on April 20, 2012, and the Circular on Issues concerning Preferential Enterprise Income Tax Policies for Software and Integrated Circuit Industries jointly issued by the MOF, the SAT, the NDRC and the MIIT on May 4, 2016, eligible software enterprises which pass annual review and filing by the relevant tax authorities can enjoy exemption of enterprise income tax for the first and second year as calculated from the profit making year or no later than December 31, 2017 if no profit is made prior to that date, and thereafter enjoy half of the statutory rate of 25% for the third through fifth year thereafter until the expiration of the preferential period. Beijing Prbrownies started to make profit since 2015, and it passed the review and filing as an eligible software enterprise by the relevant tax authorities in 2016 and 2017, which qualified it for the exemption of enterprise income tax for the tax years of 2015 and 2016. As each of Beijing Prbrownies, Autohome WFOE and Beijing Autohome Technologies, has further registered as a KSE in 2018 and 2019, it enjoyed a reduced enterprise income tax of 10% for tax year of 2017 and 2018. Going forward, if any of Autohome WFOE, Beijing Autohome Technologies and Beijing Prbrownies fails to complete the filing and registration with the relevant tax authorities, it will no longer enjoy the preferential tax rate, and the applicable enterprise income tax rate may increase to up to 15% as an HNTE if it still maintains the HNTE qualification, or up to 25% if it loses the HNTE qualification. If Chengdu Prbrownies fails to maintain its software enterprise qualification, it will automatically forfeit the respective preferential tax treatment described above.
Except for the above-mentioned entities, our remaining PRC subsidiaries and all the VIEs were subject to enterprise income tax at a rate of 25% for 2017, 2018 and 2019.
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
Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (a) our selection of critical accounting policies, (b) the judgment and other uncertainties affecting the application of such policies and (c) the sensitivity of reported results to changes in conditions and assumptions. For further information on our significant accounting policies, see Note 2 to our consolidated financial statements for 2017, 2018 and 2019. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. We believe the following critical accounting policies are most significant to the presentation of our financial statements and some of which may require the most difficult, subjective and complex judgments. They should be read in conjunction with our consolidated financial statements, the risks and uncertainties of which are described under “Item 3. Key Information—D. Risk Factors” and other disclosures included in this annual report.

Revenue Recognition
In May 2014, the FASB issued ASU No.
 2014-09,
“
Revenue from Contracts with Customers
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
Our revenues are derived from media services, leads generation services and online marketplace and others. Under Topic 606, revenues are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The recognition of revenue involves certain management judgments including identification of performance obligations, stand-alone selling price for each performance obligation and estimation of variable consideration represented by sales rebates. We provide rebates to agency companies based on their cumulative annual advertising and service volume, and the timeliness of their payments, which are accounted for as variable consideration. We estimate our obligations under such agreements by applying the most likely amount method, based on an evaluation of the likelihood of the agency companies’ achievement of the advertising and service volume targets and the timeliness of their payments, after taking into account the agency companies’ purchase trends and history. A refund liability, included in accrued expenses and other payables, is recognized for expected sales rebates payable to agency companies in relation to advertising services provided. We recognize revenue for the amount of fees we receive from the customers, after deducting these sales rebates, and net of VAT collected from customers. We believe that there will not be significant changes to our estimates of variable consideration and update the estimate at each reporting period as actual utilization becomes available.
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
Revenue is allocated among these different deliverables based on their relative stand-alone selling prices. We generally determine the stand-alone selling price as the observable price of a product or service charged to customers when sold on a stand-alone basis. Advertising services are primarily delivered based on cost per day (“CPD”) pricing model. For CPD advertising arrangements, revenue is recognized when the corresponding advertisements are published over the stated display period. For cost per thousand impressions (“CPM”) model, revenue is recognized when the advertisements are displayed and based on the number of times that the advertisement has been displayed. For cost-per-click
(“CPC”) model, revenue is recognized when the user clicks on the customer-sponsored links and based on the number of clicks. For certain marketing campaigns and promotional activities services, revenue is recognized when the corresponding services have been rendered.

Leads generation services
Leads generation services primarily include revenues from (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, (iii) used car listing services. Under the dealer subscription services, we make available throughout the subscription period a webpage linked to our websites and mobile applications where the dealers can publish information such as the pricing of their products, locations and addresses and other related information. Advanced payment is normally made for the dealer subscription services and revenue is recognized over time on a straight line basis as services are constantly provided over the subscription period. For the advertising services sold to individual dealers, revenue is recognized when the advertisement is published over the stated display period. The used car listing services primarily include listing and display of used vehicles and generation of sales leads through our platform. Our used car marketplace acts as a user interface that allows potential used car buyers to identify listings that meet their specific requirements and contact the relevant sellers. Our service fee is charged based on the number of displayed days, or quantity of sales leads delivered. Revenue is recognized at a point in time upon the display of vehicles or the delivery of sales leads.
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
Non-refundable
payments in advance of revenue recognition are recorded as deferred revenue and recognized as revenue along with the fulfillment of performance obligations. Deferred revenue is primarily related to the advanced payment related to dealer subscription services and used car listings under leads generation services. The beginning balance of deferred revenue of RMB1.5 billion (US$217.0 million) was fully recognized as revenue for the year ended December 31, 2019. There was no significant change in contract liability balance for the year ended December 31, 2019.
Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. An accounts receivable balance is written off after all collection effort has ceased.

Practical Expedients and Exemptions
We have elected to use the practical expedient to not disclose the remaining performance obligations for contracts that have durations of one year or less. We do not have significant remaining performance obligations in excess of one year. For the remaining performance obligations as of December 31, 2019, most of them are to be recognized within a year.
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
Leases
Adoption of the New Lease Accounting Standard
In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No.
 2016-02,
Leases
(“ASU
2016-02”).
Further, as a clarification of the new guidance, the FASB issued several amendments and updates. We adopted the new lease guidance beginning January 1, 2019 by applying the modified retrospective method to those contracts that are not completed as of January 1, 2019, with the comparative information not being adjusted and continues to be reported under historic accounting standards. There is no impact to retained earnings at adoption.
We have elected to utilize the package of practical expedients at the time of adoption, which allows us to (1) not reassess whether any expired or existing contracts are or contain leases, (2) not reassess the lease classification of any expired or existing leases, and (3) not reassess initial direct costs for any existing leases. We also have elected to utilize the short-term lease recognition exemption and, for those leases that qualified, we did not recognize operating lease right-of-use
(“ROU”) assets or operating lease liabilities.
Upon the adoption of the new guidance on January 1, 2019, we recognized operating lease ROU assets of RMB184.8 million and operating lease liabilities of RMB176.4 million (including current portion of RMB121.8 million and non-current
portion of RMB54.6 million).
New Lease Accounting Policies
We determine if an arrangement is a lease and determine the classification of the lease, as either operating or finance, at commencement. We have operating leases for office buildings and data centers and has no finance leases as of December 31, 2019. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.
As our leases do not provide an implicit rate, an incremental borrowing rate is used based on the information available at commencement date, to determine the present value of lease payments. The incremental borrowing rates approximate the rate we would pay to borrow in the currency of the lease payments for the weighted-average life of the lease.
The operating lease ROU assets also include any lease payments made prior to lease commencement and excludes lease incentives and initial direct costs incurred if any. Lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.
Our lease agreements contain both lease and
non-lease
components, which are accounted for separately based on their relative standalone price.

As of December 31, 2019, we recognized the following items related to operating lease in its consolidated balance sheet.

		As of December 31, 2019
		RMB	US$
		(in thousands)
	Classification in consolidated balance sheet
Operating lease ROU assets	Other non-current assets	81,055	11,643
Operating lease liabilities, current portion	Accrued expenses and other payables	52,781	7,582
Operating lease liabilities, non-current portion	Other liabilities	23,067	3,313
Lease cost recognized in our consolidated statements of comprehensive income is summarized as follows:

		For the Year Ended December 31, 2019
		RMB	US$
		(in thousands)
	Classification in consolidated statements of comprehensive income
Operating lease cost	Cost of revenues and operating expenses	128,507	18,459
Cost of other leases with terms less than one year	Cost of revenues and operating expenses	38,229	5,491
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
We apply ASC 740,
Accounting for Income Taxes
, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. We have recorded unrecognized tax benefits in the other liabilities line item in the accompanying consolidated balance sheets. We have elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “income tax expense”, in the consolidated statements of operations data.
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
We adopted ASU No.
 2015-17,
Income Taxes (Topic 740), Balance Sheet Classification of Deferred Taxes
, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as non-current
on the balance sheet, starting the first quarter of 2017 on a retrospective basis. After adoption of this ASU, current deferred tax assets of RMB99.2 million as of December 31, 2016 on consolidated balance sheet was reclassified as non-current.

Fair Value Measurements of Financial Instruments
Our financial instruments primarily comprise of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, other non-current
assets excluding operating lease
right-of-use
assets, accrued expenses and other payables, and amounts due to related parties. The carrying values of these financial instruments excluding other non-current
assets approximated their fair values due to the short-term maturity of these instruments.
ASC topic 820 (“ASC 820”),
Fair Value Measurements and Disclosures
, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
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
Goodwill
Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Our goodwill at December 31, 2018 and 2019 were related to our acquisition of Cheerbright, China Topside and Norstar. In accordance with ASC 350,
Goodwill and Other Intangible Assets
, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.
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
Our management has determined that we represent the lowest level within the entity at which goodwill is monitored for internal management purposes. Our management evaluated the recoverability of goodwill by performing a qualitative assessment before using a two-step
impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, our management determined that it is more-likely-than-not
that the fair value of the reporting unit is in excess of its carrying amount. Therefore, our management concluded that it was not necessary to proceed to the two-step
goodwill impairment test. As of December 31, 2018 and 2019, goodwill was RMB1.5 billion and RMB1.5 billion (US$216.1 million), respectively. No impairment loss was recorded for any of the years presented.

If we reorganize our reporting structure in a manner that changes the composition of one or more of its reporting units, goodwill is reassigned based on the relative fair value of each of the affected reporting units.
Other
non-current
assets
Other
non-current
assets are primarily comprised of an investment in TTP in the form of a three-year convertible bond with an annual 8% compound interest rate, in an aggregate principal amount of US$100 million. Concurrently with the issuance of the convertible bond, we were granted the right (not the obligation) to purchase an additional 8.0% convertible bond in an aggregate principal amount of US$65 million, to be issued by TTP upon our request from time to time, within three years after the consummation of transaction in June 2018. On or prior to June 11, 2021, the maturity date, unless extended otherwise, any or all of the outstanding principal under the bond is automatically convertible into preferred shares of TTP subject to certain conditions, or optionally convertible into preferred shares of TTP at our discretion.
A convertible bond that is not within the scope of ASC 320 “
Investments—debt and equity securities
” is accounted for under ASC 310 “
Receivables
.” The initial investment amount of US$100 million was first allocated, based on fair value, to any freestanding instrument that was purchased together with the convertible loan, and to any embedded features requiring separate recognition under ASC 815 “
Derivatives and Hedging
.” The US$65 million warrant was recognized as a freestanding financial derivative and recorded at its fair value; any subsequent changes in fair value will be recognized in earnings. There were no embedded features that required separate recognition. After allocation, the remaining investment amount was recognized as the convertible bond. The difference between the carrying value and face value of the convertible bond, after allocation, was treated as a discount on convertible bond and is amortized and recognized as interest income using the effective interest method. The convertible bond is carried at its amortized cost, net of the discount.
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
, which requires that share-based awards granted to employees be measured based on the grant date fair value and recognized as compensation expense over the requisite service period (which is generally the vesting period) in the consolidated statements of comprehensive income. We have elected to recognize compensation expense using the straight-line method for all share-based awards granted with service conditions that have a graded vesting schedule. For awards with performance condition and multiple service dates, if the performance conditions are all set at inception and independent for each year, each tranche should be accounted for as a separate award with its own requisite service period. Compensation cost should be recognized over the respective requisite service period separately for each separately-vesting tranche as though each tranche of the award is, in substance, a separate award.
Under ASC 718, an entity can make an accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. We have elected to estimate the forfeiture rate at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. We recognize compensation cost for awards with performance conditions if and when we conclude that it is probable that the performance condition will be achieved. We reassess the probability of vesting at each reporting period for awards with performance conditions and adjust compensation cost based on its probability assessment.
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

We account for a change in any of the terms or conditions of share-based awards as a modification in accordance with ASC subtopic
718-20,
Compensation-Stock Compensation: Awards Classified as Equity
, whereby the incremental fair value, if any, of a modified award, is recorded as compensation cost on the date of modification for vested awards or over the remaining vesting period for unvested awards. The incremental compensation cost is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.
Results of Operations
The following table presents our results of operations in absolute amounts and as a percentage of our total net revenues for the years indicated.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues
Media services	2,892,333	51.2%	3,508,254	48.5%	3,653,767	524,831	43.4%
Leads generation services	2,288,281	40.5	2,870,996	39.7	3,275,544	470,502	38.9
Online marketplace and others	466,709	8.3	853,901	11.8	1,491,440	214,232	17.7

Total net revenues	5,647,323	100.0	7,233,151	100.0	8,420,751	1,209,565	100.0
Cost of revenues (1)	(1,006,000)	(17.8)	(820,288)	(11.3)	(960,292)	(137,937)	(11.4)

Gross Profit	4,641,323	82.2	6,412,863	88.7	7,460,459	1,071,628	88.6
Operating expenses
Sales and marketing expenses (1)	(1,647,519)	(29.2)	(2,435,236)	(33.6)	(3,093,345)	(444,331)	(36.7)
General and administrative expenses (1)	(281,951)	(5.0)	(314,846)	(4.4)	(317,967)	(45,673)	(3.8)
Product development expenses (1)	(878,773)	(15.6)	(1,135,247)	(15.7)	(1,291,054)	(185,448)	(15.3)

Total operating expenses	(2,808,243)	(49.8)	(3,885,329)	(53.7)	(4,702,366)	(675,452)	(55.8)
Other income, net	218,750	3.9	341,391	4.7	477,699	68,617	5.7
Operating profit	2,051,830	36.3	2,868,925	39.7	3,235,792	464,793	38.5

Interest income	220,282	3.9	358,811	5.0	469,971	67,507	5.6
(Loss)/earnings from equity method investments	(10,571)	(0.2)	24,702	0.3	685	98	0.0
Fair value change of other non-current assets	—	—	(11,017)	(0.2)	(5,442)	(782)	(0.1)

Income before income taxes	2,261,541	40.0	3,241,421	44.8	3,701,006	531,616	44.0
Income tax expense	(267,082)	(4.7)	(377,890)	(5.2)	(500,361)	(71,872)	(5.9)

Net income	1,994,459	35.3	2,863,531	39.6	3,200,645	459,744	38.1

Net loss/(income) attributable to noncontrolling interests	7,160	0.1	7,484	0.1	(679)	(98)	0.0
Net income attributable to Autohome Inc.	2,001,619	35.4	2,871,015	39.7	3,199,966	459,646	38.1

Note:
(1)	Including share-based compensation expenses as follows:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of Share-Based Compensation Expenses
Cost of revenues	15,166	0.3%	16,112	0.2%	15,508	2,228	0.2%
Sales and marketing expenses	53,064	0.9	61,599	0.9	46,081	6,619	0.5
General and administrative expenses	59,954	1.1	55,992	0.8	62,884	9,033	0.7
Product development expenses	49,602	0.9	68,622	0.9	79,535	11,424	0.9

Total share-based compensation expenses	177,786	3.2%	202,325	2.8%	204,008	29,304	2.4%

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Net Revenues
. Our net revenues increased by 16.4% from RMB7,233.2 million in 2018 to RMB8,420.8 million (US$1,209.6 million) in 2019. This increase was due to an 8.6% increase in combined revenues from media and leads generation services, and a 74.7% increase in online marketplace and others revenue.
Media services
. Our media services revenues increased by 4.1% from RMB3,508.3 million in 2018 to RMB3,653.8 million (US$524.8 million) in 2019. This increase was due to increased revenue from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices.
The increase in revenues from our media services was primarily attributable to 16.6% increase in average revenue per automaker advertiser from RMB34.1 million in 2018 to RMB39.7 million (US$5.7 million) in 2019 as automakers continued to allocate a greater portion of their advertising budgets to our online advertising and marketing channels, with increasingly diversified and optimized portfolio of products being offered.
Leads generation services
. Leads generation services revenues increased by 14.1% from RMB2,871.0 million in 2018 to RMB3,275.5 million (US$470.5 million) in 2019. The increase in leads generation services revenues was mainly driven by a 20.5% increase in average revenue per paying dealer from RMB100.3 thousand in 2018 to RMB120.9 thousand (US$17.4 thousand) in 2019. We provided leads generation services to 27,100 dealers in 2019, compared to 28,613 dealers in 2018.
Online marketplace and others.
Revenues from online marketplace and others increased by 74.7% from RMB853.9 million in 2018 to RMB1,491.4 million (US$214.2 million) in 2019. This increase was primarily attributable to the increased contribution from data products and auto-financing business. Revenues from online marketplace and others in 2019 consisted of revenues related to new car and used car marketplace business, auto-financing business, data products and others.
Cost of Revenues
. Our cost of revenues increased by 17.1% from RMB820.3 million in 2018 to RMB960.3 (US$137.9 million) in 2019.
Content-related Costs
. Our content-related costs increased by 43.4% from RMB441.5 million in 2018 to RMB633.0 (US$90.9 million) in 2019, primarily due to an increased expenditure related to content generation, acquisition and execution and expenses directly related to the execution of service contracts. Our content-related costs included share-based compensation expenses, which were RMB15.5 (US$2.2 million) in 2019, compared to RMB16.1 million in 2018.
Depreciation and Amortization Expenses
. Our depreciation and amortization expenses were RMB31.2 million (US$4.5 million) in 2019, compared to RMB41.6 million in 2018.
Bandwidth and IDC Costs
. Our bandwidth and IDC costs increased slightly from RMB105.3 million in 2018 to RMB106.1 (US$15.2 million) in 2019.
Tax Surcharges
. Tax surcharges decreased by 18.1% from RMB231.9 million in 2018 to RMB189.9 million (US$27.3 million), as a result of the halved fee rate of cultural development fees charged for our advertising services starting July 2019, and which will last till 2024.
Operating Expenses
. Our operating expenses increased by 21.0% from RMB3,885.3 million in 2018 to RMB4,702.4 million (US$675.5 million) in 2019, primarily due to increases in sales and marketing expenses and product development expenses as we continued to reinvest in future growth opportunities.

Sales and Marketing Expenses
. Our sales and marketing expenses increased by 27.0% from RMB2,435.2 million in 2018 to RMB3,093.3 million (US$444.3 million) in 2019. This increase was primarily due to a 41.0% increase in marketing and promotional expenses from RMB1,650.9 million in 2018 to RMB2,327.7 million (US$334.3 million) in 2019, mainly in connection with the
818 Global Super Auto Show
and increased offline execution to support automakers and dealers along with business development. As a percentage of net revenues, sales and marketing expenses were 36.7% in 2019, compared to 33.6% in 2018. Our sales and marketing expenses in 2019 included share-based compensation expenses of RMB46.1 million (US$6.6 million) in 2019, compared to RMB61.6 million in 2018.
General and Administrative Expenses
. Our general and administrative expenses were RMB318.0 million (US$45.7 million) in 2019, a slight increase compared to RMB314.8 million in 2018. As a percentage of net revenues, general and administrative expenses decreased from 4.4% in 2018 to 3.8% in 2019. Our general and administrative expenses for 2019 included share-based compensation expenses of RMB62.9 million (US$9.0 million), compared to RMB56.0 million in 2018.
Product Development Expenses
. Our product development expenses increased by 13.7% from RMB1,135.2 million in 2018 to RMB1,291.1 million (US$185.4 million) in 2019. The increase was primarily due to an 8.3% increase in salaries and benefits (including share-based compensation expenses) from RMB896.5 million in 2018 to RMB970.9 million (US$139.5 million) in 2019, and increased expenditure for technical service and technology infrastructure, which is in line with our overall growth and continued reinvestment in future growth opportunities. As a percentage of net revenues, product development expenses were 15.3% in 2019, compared to 15.7% in 2018. Our product development expenses for 2019 included share-based compensation expenses of RMB79.5 million (US$11.4 million), compared to RMB68.6 million in 2018.
Other income, net
.
Our other income, net, primarily consists of VAT refund, government grants and others. Other income, net, was RMB477.7 million (US$68.6 million) in 2019, compared to RMB341.4 million in 2018.
Income before Income Taxes
. Our income before income taxes was RMB3,701.0 million (US$531.6 million) in 2019, compared to RMB3,241.4 million in 2018.
Income Tax Expense
. We incurred income tax expense of RMB500.4 (US$71.9 million) in 2019, representing a 32.4% increase compared to RMB377.9 million in 2018, primarily due to an increase in taxable income and accrual of withholding tax associated with our annual dividend policy.
Net Income Attributable to Autohome Inc.
As a result of the foregoing, we had net income attributable to Autohome Inc. of RMB3,200.0 million (US$459.6 million) in 2019, increased by 11.5% compared to net income attributable to Autohome Inc. of RMB2,871.0 million in 2018.
Year Ended December 31, 2018 Compared to Year Ended December 31, 2017
Net Revenues
. Our net revenues increased by 28.1% from RMB5,647.3 million in 2017 to RMB7,233.2 million in 2018. This increase was due to a 23.1% increase in combined revenues from media and leads generation services, and an 83.0% increase in online marketplace and others revenue, partially offset by the close of direct vehicle sales as part of our implementation of an asset-light strategy.
Media services
. Our media services revenues increased by 21.3% from RMB2,892.3 million in 2017 to RMB3,508.3 million in 2018. This increase was due to increased revenue from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices.
The increase in revenues from our media services was primarily attributable to 18.9% increase in average revenue per automaker advertiser from RMB28.6 million in 2017 to RMB34.1 million in 2018, as automakers continued to allocate a greater portion of their advertising budgets to our online advertising and marketing channels, with increasingly diversified and optimized portfolio of products being offered.

Leads generation services
. Leads generation services revenues increased by 25.5% from RMB2,288.3 million in 2017 to RMB2,871.0 million in 2018. The increase in leads generation services revenues was mainly driven by a 19.1% increase in average revenue per paying dealer from RMB84.2 thousand in 2017 to RMB100.3 thousand in 2018, as well as an expanded dealer client base. We provided leads generation services to 28,613 dealers in 2018, compared to 27,167 dealers in 2017.
Online marketplace and others.
Revenues from online marketplace and others increased by 83.0% from RMB466.7 million in 2017 to RMB853.9 million in 2018. Excluding direct vehicle sales in 2017, the year-over-year increase would have been 429.4%. This increase was primarily attributable to the increased contribution from auto-financing business and data products and others. Revenues from online marketplace and others in 2018 consisted of revenues related to new car and used car marketplace business, auto-financing business, data products and others. Revenues from direct vehicle sales account for 65.4% and nil of revenues from online marketplace and others in 2017 and 2018, respectively.
Cost of Revenues
. Our cost of revenues decreased by 18.5% from RMB1,006.0 million in 2017 to RMB820.3 million in 2018. Excluding the cost of direct vehicle sales in 2017, cost of revenues would have increased 16.1% compared to 2017.
Content-related Costs
. Our content-related costs increased by 12.9% from RMB390.9 million in 2017 to RMB441.5 million in 2018, primarily due to a 22.6% increase of salaries and benefits of our editorial personnel (including share-based compensation expenses) from RMB139.5 million in 2017 to RMB171.0 million in 2018. Our content-related costs included share-based compensation expenses, which increased from RMB15.2 million in 2017 to RMB16.1 million (US$2.3 million) in 2018.
Depreciation and Amortization Expenses
. Our depreciation and amortization expenses were RMB41.6 million in 2018, compared to RMB41.6 million in 2017.
Bandwidth and IDC Costs
. Our bandwidth and IDC costs increased by 17.2% from RMB89.9 million in 2017 to RMB105.3 million in 2018, primarily due to increased bandwidth and IDC requirements to fulfill the growth of our user traffic, improve the user experience and enhance our big data analytics capabilities.
Tax Surcharges
. Tax surcharges increased by 26.0% from RMB184.1 million for 2017 to RMB231.9 million in 2018, as a result of increased revenues.
Operating Expenses
. Our operating expenses increased by 38.4% from RMB2,808.2 million in 2017 to RMB3,885.3 million in 2018, primarily due to increases in sales and marketing expenses and product development expenses as we continued to reinvest in future growth opportunities.
Sales and Marketing Expenses
. Our sales and marketing expenses increased by 47.8% from RMB1,647.5 million in 2017 to RMB2,435.2 million in 2018. This increase was primarily due to (i) an increase in marketing and promotional expenses from RMB994.4 million in 2017 to RMB1,650.9 million in 2018, mainly in connection with the increased offline execution along with business development and promotion and branding expenses related to our platform, and (ii) an 18.3% increase in salaries and benefits (including share-based compensation expenses) from RMB555.8 million in 2017 to RMB657.6 million in 2018, which is in line with our overall growth. As a percentage of net revenues, sales and marketing expenses were 33.6% in 2018, compared to 29.2% in 2017. Our sales and marketing expenses in 2018 included share-based compensation expenses of RMB61.6 million, compared to RMB53.1 million in 2017.
General and Administrative Expenses
. Our general and administrative expenses increased by 11.7% from RMB282.0 million in 2017 to RMB314.8 million in 2018. This increase was primarily attributable to a 15.2% increase in salaries and benefits (including share-based compensation expenses) from RMB181.7 million in 2017 to RMB209.2 million in 2018. As a percentage of net revenues, general and administrative expenses decreased from 5.0% in 2017 to 4.4% in 2018. Our general and administrative expenses for 2018 included share-based compensation expenses of RMB56.0 million, compared to RMB60.0 million in 2017.

Product Development Expenses
. Our product development expenses increased by 29.2% from RMB878.8 million in 2017 to RMB1,135.2 million in 2018. The increase was primarily due to a 25.6% increase in salaries and benefits (including share-based compensation expenses) from RMB713.6 million in 2017 to RMB896.5 million in 2018, as a result of the increase in product development headcount, which is in line with our overall growth and continued reinvestment in future growth opportunities. As a percentage of net revenues, product development expenses were 15.7% in 2018, compared to 15.6% in 2017. Our product development expenses for 2018 included share-based compensation expenses of RMB68.6 million, compared to RMB49.6 million in 2017.
Other income, net
.
Our other income, net, primarily consists of VAT refund, government grants and others. Other income, net, was RMB341.4 million in 2018, compared to RMB218.8 million in 2017.
Income before Income Taxes
. Our income before income taxes was RMB3,241.4 million in 2018 compared to RMB2,261.5 million in 2017.
Income Tax Expense
. We incurred income tax expense of RMB377.9 million in 2018, representing a 41.5% increase compared with RMB267.1 million in 2017, primarily due to an increase in taxable income.
Net Income Attributable to Autohome Inc.
As a result of the foregoing, we had net income attributable to Autohome Inc. of RMB2,871.0 million in 2018, increased by 43.4% compared to net income attributable to Autohome Inc. of RMB2,001.6 million in 2017.
Inflation
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 1.6%, 2.1% and 2.9% in 2017, 2018 and 2019, and the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%,1.9% and 4.5%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.
Recent Accounting Pronouncements
See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”
B.	Liquidity and Capital Resources
Cash Flows and Working Capital
Our principal sources of liquidity are cash generated from our operating activities and our issuance of ADSs. In December 2013, we completed our initial public offering and raised net proceeds of US$142.6 million, after deducting underwriting commissions and discounts and expenses. In November 2014, we completed our 2014 Offering and raised net proceeds of US$97.3 million, after deducting underwriting commissions and discounts and expenses. Our principal uses of cash for 2017, 2018 and 2019 were primarily composed of operating activities, including employee compensation, tax expenses, content-related expenditure, promotion and marketing expenses, bandwidth and IDC costs, investment in research and development, investing activities including equity and strategic investments and other capital expenditures, and payment of dividends. As of December 31, 2019, we had cash and cash equivalents, restricted cash and short-term investments altogether amounting to RMB12.8 billion (US$1,838.6 million).
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

The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	2,463,699	3,111,438	2,889,369	415,032
Net cash used in investing activities	(4,913,827)	(3,301,239)	(1,168,267)	(167,811)
Net cash generated from/(used in) financing activities	61,070	(543,968)	68,676	9,865
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(2,584)	39,151	(13,250)	(1,904)

Net (decrease)/increase in cash and cash equivalents and restricted cash	(2,391,642)	(694,618)	1,776,528	255,182
Cash and cash equivalents and restricted cash at beginning of year	3,303,230	911,588	216,970	31,166

Cash and cash equivalents and restricted cash at end of year	911,588	216,970	1,993,498	286,348

Operating Activities
Net cash generated from operating activities was RMB2,889.4 million (US$415.0 million) for 2019. This amount was primarily attributable to net income of RMB3,200.6 million (US$459.7 million), (a) adjusted for (i) certain non-cash
items, primarily including share-based compensation expenses of RMB204.0 million (US$29.3 million), deferred income taxes of RMB145.0 million (US$20.8 million), non-cash
lease expense of RMB122.4 million (US$17.6 million) and depreciation of property and equipment of RMB106.9 million (US$15.4 million), (ii) interest income of convertible bond of RMB70.9 million (US$10.2 million), and (iii) changes in operating assets and liabilities that positively affected operating cash flow, primarily due to an increase in advance from customers of RMB20.6 million (US$3.0 million), an increase in amounts due to related parties of RMB16.5 million (US$2.4 million) and an increase in other liabilities of RMB21.5 million (US$3.1 million), (b) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in accounts receivable of RMB479.5 million (US$68.9 million), an increase in prepaid expenses and other current assets of RMB51.0 million (US$7.3 million), an increase in other non-current
assets of RMB186.6 million (US$26.8 million), a decrease in accrued expenses and other payables of RMB22.6 million (US$3.3 million), a decrease in deferred revenue of RMB139.8 million (US$20.1 million), and a decrease in income tax payable of RMB73.7 million (US$10.6 million). The increase in amounts due to related parties was primarily due to the increased purchase of service from related parties along with business development. The increase in other liabilities was mainly due to the recognition of operating lease liabilities. The increase in accounts receivable was primarily due to the increase of our media services and online marketplace and others services. The increase in prepaid expenses and other current assets was primarily attributable to advanced payment of VAT and surcharges. The increase in other non-current
assets was primarily due to the recognition of operating lease right-of-use
assets. The decrease in accrued expenses and other payables was mainly due to the fluctuation in accrued rebates to advertising agencies and salaries and benefits payable. The decrease in deferred revenue was mainly attributable to the late start of dealer subscription renewal process for the year of 2020 and changes in business model initiatives for new and used car transaction business.
Net cash generated from operating activities was RMB3,111.4 million for 2018. This amount was primarily attributable to net income of RMB2,863.5 million, (a) adjusted for (i) certain non-cash
items, primarily including share-based compensation expenses of RMB202.3 million, deferred income taxes of RMB102.1 million, depreciation of property and equipment of RMB90.3 million, interest income from convertible bond of RMB36.2 million, earnings from equity method investments of RMB24.7 million, and fair value change of short-term investments of RMB29.7 million and (ii) changes in operating assets and liabilities that positively affected operating cash flow, primarily due to an increase in accrued expenses and other payables of RMB807.3 million, an increase in deferred revenue of RMB101.2 million, (b) partially offset by changes in operating assets and liabilities that negatively affected operating cash flow, primarily due to an increase in accounts receivable of RMB904.3 million, an increase in prepaid expenses and other current assets of RMB62.8 million. The increase in accrued expenses and other payables was mainly due to the increase in accrued rebates to advertising agencies in accordance with the growth of media service revenues, increase in year-end
bonuses to employees during the period and marketing expenses. The increase in deferred revenue was mainly attributable to the growth of our dealer subscription services. The increase in accounts receivable was primarily due to the increase of our media services and online marketplace and others services. The increase in prepaid expenses and other current assets was primarily attributable to advanced payment of VAT and surcharges and VAT refund receivable.

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
Investing Activities
Net cash used in investing activities was RMB1,168.3 million (US$167.8 million) in 2019, which was primarily attributable to purchase of term deposits and adjustable-rate financial products and increased capital expenditures primarily related to the purchase of servers and software.
Net cash used in investing activities was RMB3,301.2 million in 2018, which was primarily attributable to the purchase of term deposits and adjustable-rate financial products, investment in TTP in the form of convertible bond and capital expenditures primarily related to the purchase of electronic equipment, partially offset by the cash inflow from our disposal of the Financing JV.
Net cash used in investing activities was RMB4,913.8 million in 2017, which was primarily attributable to the purchase of term deposits and adjustable-rate financial products, capital expenditures primarily related to the purchase of electronic equipment, purchase of operating license and investment in and disposal of equity investees.
Financing Activities
Net cash generated from financing activities in 2019 was RMB68.7 million (US$9.9 million), which was attributable to proceeds from exercise of share-based awards.
Net cash used in financing activities in 2018 was RMB544.0 million, which was attributable to payment of dividends, partially offset by proceeds from exercise of share-based awards.
Net cash generated from financing activities in 2017 was RMB61.1 million, which was attributable to proceeds from exercise of share-based awards.

Capital Expenditures
Cash outflow in connection with capital expenditures amounted to RMB86.4 million, RMB113.8 million and RMB204.1 million (US$29.3 million) in 2017, 2018 and 2019, respectively. These capital expenditures were primarily used for purchase of servers and software for our business.
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
Under PRC law, our PRC subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund and allocate at least 10% of their after-tax
profits on an individual company basis as determined under PRC accounting standards to the general reserve, and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, they are also required to make appropriations to the enterprise expansion fund and staff welfare and bonus fund at the discretion of their respective boards of directors. Our VIEs in the PRC are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2017, 2018 and 2019, our PRC subsidiaries and our VIEs had appropriated RMB51.8 million, RMB75.9 million and RMB84.5 million (US$12.1 million), respectively, of retained earnings for their statutory reserves.
As a result of these PRC laws and regulations, prior to allocations of after-tax
profits to the statutory reserves, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to us.
Foreign exchange and other regulation in the PRC may further restrict our PRC subsidiaries and VIEs from transferring funds to us in the form of dividends, loans and advances. As of December 31, 2018 and 2019, the amounts of the net restricted assets of our PRC subsidiaries and our VIEs were RMB9,747.1 million and RMB13,311.5 million (US$1,912.1 million), respectively.
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
We had an experienced product development team of 1,790 engineers as of December 31, 2019. Our past innovation has focused on helping users research, select and purchase suitable automobiles through our websites.
We have also begun to develop additional products and services for our mobile applications and media-related technology, enhance the big data analytics capabilities as well as
AR-
and
VR-related
technologies. Our product development expenses were RMB878.8 million, RMB1,135.2 million and RMB1,291.1 million (US$185.4 million) for the years ended December 31, 2017, 2018 and 2019, respectively.
Intellectual Property
See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”
D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2019 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
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
F.	Tabular Disclosures of Contractual Obligations
The following summarizes our contractual obligations as of December 31, 2019:

	Payments Due by Period
	Less than 1 Year	1 to 3 years	3 to 5 Years	More than 5 Years	Total
	(in thousands of RMB)
Operating lease obligations (1)	54,091	24,682	—	—	78,773

Note:
(1)	Operating lease obligations related to the lease of office space and internet data centers.

Lease cost for the years ended December 31, 2017, 2018 and 2019 were RMB95.7 million, RMB100.0 million and RMB166.7 million (US$24.0 million), respectively, with the figure in 2019 including those related to lease of data centers.
G.	Safe Harbor
See “Forward-Looking Statements” on page 1 of this annual report.
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Min Lu	59	Chairman of the Board and Chief Executive Officer
Dong Liu	55	Director
Han Qiu	45	Director
Zheng Liu	51	Director
Junling Liu	55	Independent Director
Tianruo Pu	51	Independent Director
Dazong Wang	65	Independent Director
Jun Zou	49	Chief Financial Officer
Xiao Wang	40	Chief Technology Officer
Haifeng Shao	48	Co-President
Jingyu Zhang	46	Co-President
Mr. Min Lu
has served as our chairman of the board and our chief executive officer since June 2016. Mr. Lu also currently serves as the Chief Insurance Business Officer and Chief Information Officer of Ping An Insurance (Group) Company of China. Before joining our Company, Mr. Lu worked at Ping An and served consecutively as the General Manager Assistant of Ping An Organization & Human Resources Department, Standing Deputy Director of Ping An Development and Reform Center, General Manager of Ping An Credit Card (Preparatory) Center, Deputy General Manager of Ping An Life Insurance Company of China, Ltd. and General Manager of the Bank Assurance Business Unit and Chief of the Strategy Center of Ping An Insurance (Group) Company of China. Mr. Lu is an experienced professional in the Chinese insurance industry, as well as a specialist in strategic development. From 2009 to 2014, Mr. Lu served as chairman and chief executive officer of Ping An Health Insurance Company of China, Ltd. Mr. Lu holds an MBA degree from the University of Dundee.
Mr. Dong Liu
has served as our director since June 2016. Mr. Dong Liu joined Ping An Group in 2014 and is currently deputy general manager of China Ping An Trust Co., Ltd., or Ping An Trust, and the chief executive officer as well as the principal partner of Ping An Capital. Prior to joining Ping An Group, Mr. Liu was the chief representative of the Government of Singapore Investment Corporation, or GIC, Greater China, and a Senior Vice President of GIC from 2007 to 2014, a principal investment officer of the International Finance Corporation, a sister organization of the World Bank and member of the World Bank Group, in China from 2003 to 2007, a senior investment officer of the International Finance Corporation in Washington D.C. from 1998 to 2003 and a senior economist at The World Bank Group in Washington D.C. from 1994 to 1998. Mr. Liu has more than 20 years of international and domestic investment experience. Since returning to China in 2003, Mr. Liu has led investments in sectors such as the consumer, healthcare, education, environmental protection, financial services, technology and agribusiness industries.

Ms. Han Qiu
has served as our director since June 2016. Ms. Han Qiu is the co-general
manager of One Connect Financial Technology Co., Ltd.. She joined Shanghai OneConnect Financial Technology Co., Ltd. in September 2016 as chief innovation officer and deputy general manager. Ms. Qiu has over 15 years of experience in finance, technology and data analytics. Ms. Qiu joined Ping An Group in April 2014 and has successively served as the general manager of the data platform department of Ping An Technology and the general manager of Shenzhen Qianhai Credit Centre Co., Ltd., during which Ms. Qiu led the establishment of personal credit service business in Ping An Group. Before joining Ping An Group, Ms. Qiu served as the APAC head of research for GE (China) Research and Development Centre Co., Ltd. from January 2003 to September 2006, a consultant with McKinsey & Company from October 2006 to August 2008, head of IT for Fullerton Financial Holdings Pte. Ltd. from September 2008 to July 2013, and as transformation management director of Standard Chartered Bank (China) Limited from July 2013 to April 2014. Ms. Qiu received her bachelor’s degree in international accounting and her master’s degree in accounting from Nanjing University in July 1997 and June 2000, respectively. Ms. Qiu also received a master’s degree in accounting and finance from City University of Hong Kong in November 2002.
Mr. Zheng Liu
has served as our director since December 2017. Mr. Liu currently serves as the deputy general manager of Ping An Property Insurance Company of China and the general director of its agency business unit. Mr. Liu has nearly 27 years of experience in business management and the industry of insurance, in particular property insurance. He joined Ping An Group in 1993 and has served consecutively as the assistant to the general manager, the deputy general manager and the general manager of Ping An Property Insurance Company of China’s Beijing Branch. In 2011, Mr. Liu was relocated to Ping An Property Insurance Company of China’s headquarters, and has since then served consecutively as its deputy general manager and general director of western China business unit, then its deputy general manager and general director of new sales channel business unit, and its deputy general manager and general director of northern Chines business unit. Mr. Zheng Liu received a Bachelor of Laws degree from Sun
Yat-sen
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
Mr. Tianruo Pu
has served as our independent director since December 2016. Mr. Pu currently serves as an independent director and chairman of the audit committee of One Connect Financial Technology (NYSE: OCFT), a financial technology company, as an independent director and chairman of the audit committee of Renren Inc. (NYSE: RENN) and its subsidiary Kaixin Auto (Nasdaq: KXIN), a group company operating a used car business and a SaaS business, as an independent director and chairman of the audit committee of 3SBio Inc. (HKSE: 1530), a bio-pharmaceutical
company, and as an independent director of Luckin Coffee Inc. (NASDAQ: LK). Mr. Pu has more than twenty years of work experience in finance and accounting in both the United States and China. Previously, Mr. Pu served as the chief financial officer of several companies including Zhaopin Limited (formerly NYSE: ZPIN), UTStarcom (Nasdaq: UTSI) and Nuokang Bio-Pharmaceutical (formerly Nasdaq: NKBP). Mr. Pu received an MBA degree from Northwestern University’s Kellogg School of Management and a Master of Science degree in accounting from the University of Illinois.
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

Mr. Jun Zou
has served as our chief financial officer since September 2017. Mr. Zou has 26 years of experience in financial management and capital markets in the U.S., Europe and China. He most recently served as iDreamSky’s chief financial officer from 2014 to 2016, during which time he led the company’s initial public offering on the Nasdaq Global Select Market and the company’s subsequent privatization. Prior to joining iDreamSky, Mr. Zou served as the chief financial officer for several U.S.-listed Chinese companies, including
E-Commerce
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
Mr. Xiao Wang
has served as our chief technology officer since November 2019 and has served as our vice president of big data since August 2017. Prior to joining Autohome, Mr. Wang was a senior director of the big data business of JD. com, Inc. (Nasdaq: JD) from May 2010 to June 2017 after serving for about 1 year in Baidu, Inc. (Nasdaq: BIDU) as a senior manager of its internet affiliate product business from June 2009 to May 2010 and for about 5 years with Tongcheng-Elong Holdings Ltd. (HKG: 0780) as a senior technology manager from December 2004 to June 2009. Mr. Wang received a Bachelor of Science in Information Technology and a dual Bachelor of Science in Economics from Peking University in 2001.
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
Mr. Jingyu Zhang
 has been serving as our
co-president
since November 2019 after joining us in March 2017 and has about 20 years of experience working in the product development and sales business. He was the officer in charge of product technology in Xuan Yue Xing Electric Automobile Co., Ltd. from December 2015 to June 2016, and was the deputy general manager of the automotive business of Sina Corp (Nasdaq: SINA) from August 2012 to December 2015. Before that, he worked at Aspect Software Inc. as its director of post-sales service for the Greater China region from April 2010 to August 2012 after serving for more than two years in PCCW Limited (HKG: 0008) as its product manager from September 2007 to March 2010. Prior to his career in PCCW Limited, he worked for Bright Oceans Inter-Telecom Corporation. (SHA: 600289), starting in March 2005, and remained as the assistant president of its research center until August 2007. Mr. Zhang received a Bachelor of Science in Mechanics in 1997 from Jilin Institute of Technology (which merged into Jilin University in 2000).
B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we incurred an aggregate compensation expense of approximately RMB19.6 million (US$2.8 million) for our executive officers and directors (not including share-based compensation expenses). Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, housing fund and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. For additional information on share incentive grants to our directors and executive officers, see “—Share Incentive Plans.”

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
Share Incentive Plans
2011 Share Incentive Plan
In May 2011, we adopted our 2011 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of our Class A ordinary shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan, as currently in effect, is 7,843,100. As of February 29, 2020, options to purchase 11,128 Class A ordinary shares under the 2011 Share Incentive Plan at an exercise price of US$2.20 were outstanding. The following table summarizes, as of February 29, 2020, the outstanding options we had granted to our directors and officers and to other individuals as a group under our 2011 Share Incentive Plan:

Name	Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Individuals other than directors and officers as a group	11,128	US$2.20	December 19, 2011	Ten years after date of grant	Approximately four years from each date of grant

The following paragraphs describe the principal terms of the 2011 Share Incentive Plan:
Types of Awards
. The Plan permits the awards of incentive and
non-statutory
share-based awards, share appreciation rights, restricted shares and restricted share units. The following briefly describes the principal features of the various awards that may be granted under the 2011 Share Incentive Plan.
•
Options
. The administrator may grant incentive stock options, or ISOs, or non-statutory
stock options, NSOs, under our 2011 Share Incentive Plan. Unless the administrator determines otherwise, the exercise price of options granted under our 2011 Share Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant and its term may not exceed ten years. In addition, for any participant who owns more than 10% of the total combined voting rights of all classes of our outstanding shares, or of certain of our parent or subsidiary, the term of an ISO must not exceed five years and the exercise price of such ISO must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

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
•
Share appreciation rights
. Share appreciation rights may be granted under our 2011 Share Incentive Plan. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our Class A ordinary shares between the exercise date and the date of grant. The exercise price of share appreciation rights granted under our 2011 Share Incentive Plan must at least be equal to the fair market value of our Class A ordinary shares on the date of grant. The administrator determines the terms of share appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with our ordinary shares, or a combination thereof. Share appreciation rights expire under the same rules that apply to options.

•
Restricted shares
. Restricted shares may be granted under our 2011 Share Incentive Plan. Restricted share awards are Class A ordinary shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Restricted shares will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. The administrator will determine the number of restricted shares granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals and/or continued service to us. Holders of restricted share awards generally will have voting rights but not dividend rights, unless the administrator provides otherwise. Restricted shares that do not vest for any reason will be forfeited by the recipient and will revert to us.

•
Restricted Share Units
. A restricted share unit award is the grant of the right to receive an ordinary share at a future date and may be subject to forfeiture. Our plan administrator has the discretion to set performance objectives or other vesting criteria that will determine the number or value of restricted share units to be granted. Unless otherwise determined by our plan administrator, a restricted share unit is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator, at the time of grant, specifies the dates on which the restricted share units
Administration
. Our board of directors or the compensation committee of our board of directors administers our 2011 Share Incentive Plan. Subject to the provisions of our 2011 Share Incentive Plan, the administrator has the power to determine the terms of the awards, including the recipients, the exercise price, the number of shares subject to each such award, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration payable upon exercise. The administrator also has the authority to modify or amend awards, to prescribe rules and to construe and interpret the 2011 Share Incentive Plan. Our board of directors may delegate limited authority to additional committees with respect to certain employees and consultants to reduce the burden on the board in administering the 2011 Share Incentive Plan.

Award Agreement
. Options, share appreciation rights, restricted shares, or restricted share units granted under the plan are evidenced by an award agreement that sets forth the terms, conditions, and limitations for each grant.
Eligibility
. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share-based awards only to our employees and employees of our parent companies and subsidiaries.
Transferability
. Unless the administrator provides otherwise, our 2011 Share Incentive Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.
Certain Adjustments
. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2011 Share Incentive Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.
Change in Control Transactions
. Our 2011 Share Incentive Plan provides that in the event of our merger or change in control, as defined in the 2011 Share Incentive Plan, each outstanding award will be treated as the administrator determines, except that if the successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for each outstanding option or share appreciation right, then such option or share appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion. The option or share appreciation right will then terminate upon the expiration of the specified period of time.
Term
. Our 2011 Share Incentive Plan will continue in effect for a term of ten years from the later of (a) the date upon its adoption by our board of directors, or (b) the date of the most recent approval by our board of directors or shareholders of an increase in the number of shares reserved for issuance under the 2011 Share Incentive Plan.
Amendment and Termination
. Our board of directors has the authority to amend, suspend or terminate the 2011 Share Incentive Plan. We will need to obtain a shareholder approval of any amendment to the 2011 Share Incentive Plan to the extent necessary and desirable to comply with applicable laws.
2013 Share Incentive Plan
We adopted the 2013 Share Incentive Plan in November 2013. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2013 Share Incentive Plan is 3,350,000. As of February 29, 2020, 173,361 restricted shares under the 2013 Share Incentive plan were outstanding. The following table summarizes, as of February 29, 2019, the outstanding awards we had granted to our directors and officers and to other individuals as a group under the 2013 Share Incentive Plan:

Name	Restricted Shares	Date of Grant	Vesting Schedule
Min Lu	*	March 23, 2017	Approximately four years from the date of grant
Junling Liu	*	December 19, 2016	Approximately four years from each date of grant
Tianruo Pu	*	December 19, 2016	Approximately four years from the date of grant
Dazong Wang	*	December 19, 2016	Approximately four years from the date of grant
Jingyu Zhang	*	April 13, 2017	Approximately four years from the date of grant
Directors and officers as a group	*	Between December 19, 2016 to April 13, 2017	Approximately four years from each date of grant
Other individuals as a group	*	Between May 23, 2016 to April 13, 2017	Approximately four years from each date of grant

*	Less than one percent of our total outstanding share capital.

The following paragraphs summarize the terms of the 2013 Share Incentive Plan:
Types of Awards
. The 2013 Share Incentive Plan permits the awards of options, restricted shares and restricted share units. The following briefly describe the principal features of the various awards that may be granted under the 2013 Share Incentive Plan.
•
Options
. Options provide for the right to purchase a specified number of our ordinary shares at a specified price and usually will become exercisable at the discretion of our plan administrator in one or more installments after the grant date. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash or check, in our Class A ordinary shares which have been held by the option holder for such period of time as may be required by our plan administrator, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing.
•
Restricted Shares
. A restricted share award is the grant of our Class A ordinary shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.
•
Restricted Share Units
. A restricted share unit award is the grant of the right to receive an ordinary share at a future date and may be subject to forfeiture. Our plan administrator has the discretion to set performance objectives or other vesting criteria that will determine the number or value of restricted share units to be granted. Unless otherwise determined by our plan administrator, a restricted share unit is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator, at the time of grant, specifies the dates on which the restricted share units become fully vested.
Plan Administration
. Our board or a committee of one or more members of our board duly authorized for the purpose of the 2013 Share Incentive Plan can act as the plan administrator.
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
Termination
. The 2013 Share Incentive Plan will expire in 2023 and may be terminated earlier with the approval of our board.
Amended and Restated 2016 Share Incentive Plan
Our board of directors adopted and amended the 2016 Share Incentive Plan, or the Amended and Restated 2016 Plan, in March 2017 and April 2017, respectively. The Amended and Restated 2016 Plan was approved by our parent company, Ping An Insurance (Group) Company of China, Ltd., a company listed on the Hong Kong Stock Exchange, at its general meeting on June 16, 2017 and was subsequently approved, confirmed and ratified by our shareholders at our extraordinary general meeting of shareholders on June 27, 2017. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2016 Plan is 4,890,000. As of February 29, 2020, options to purchase 836,507 Class A ordinary shares under the Amended and Restated 2016 Plan at exercise prices ranging from US$22.19 to US$85.31 were outstanding. The following table summarizes, as of February 29, 2020, the outstanding options we had granted to our directors and officers and to other individuals as a group under the Amended and Restated 2016 Plan:

Name	Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Min Lu	*	29.55	July 11, 2017	Ten years after grant date	Approximately four years from the date of grant
	*	77.84	August 29, 2018	Ten years after grant date	Approximately four years from the date of grant
Dong Liu	*	58.68	January 1, 2018	Ten years after grant date	Approximately four years from the date of grant
Jun Zou	*	65.10	December 1, 2017	Ten years after grant date	Approximately four years from the date of grant
	*	77.84	August 29, 2018	Ten years after grant date	Approximately four years from the date of grant
Xiao Wang	*	38.42	November 30, 2017	Ten years after grant date	Approximately four years from the date of grant
Haifeng Shao	*	69.90	March 22, 2018	Ten years after grant date	Approximately four years from the date of grant
	*	77.84	August 29, 2018	Ten years after grant date	Approximately four years from the date of grant
Jingyu Zhang	*	29.55	June 30, 2017	Ten years after grant date	Approximately four years from the date of grant
	*	83.27	April 20, 2018	Ten years after grant date	Approximately four years from the date of grant
	*	85.31	July 3, 2019	Ten years after grant date	Approximately four years from the date of grant
	*	70.02	January 1, 2020	Ten years after grant date	Approximately four years from the date of grant
Directors and officers as a group	*	29.55~85.31	Between June 30, 2017 and January 1, 2020	Ten years after grant date	Approximately four years from each date of grant
Other individuals as a group	*	22.19~85.31	Between June 3, 2016 and July 3, 2019	Ten years after grant date	Approximately three or four years from each date of grant

*	Less than one percent of our total outstanding share capital.

The following paragraphs describe the principal terms of the Amended and Restated 2016 Plan:
Types of Awards
. The Amended and Restated 2016 Plan permits the awards of options, restricted shares, restricted share units and share appreciation rights. The following briefly describe the principal features of the various awards that may be granted under the Amended and Restated 2016 Plan.
•
Options
. Options provide for the right to purchase a specified number of our ordinary shares at a specified price and usually will become exercisable at the discretion of our plan administrator in one or more installments after the grant date. The total number of Class A ordinary shares issued and to be issued upon the exercise of the options granted and to be granted to any participant in any
12-month
period up to and including the date of grant shall not exceed 1% of the issued and outstanding shares of the Company as at the date of grant. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash or check, in our Class A ordinary shares which have been held by the option holder for such period of time as may be required by our plan administrator, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing. For so long as we remain a subsidiary of the Hong Kong Parent, the administration of the Amended and Restated 2016 Plan shall comply with the Hong Kong Listing Rules in respect of options.
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
•
Restricted Shares
. A restricted share award is the grant of our Class A ordinary shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.
•
Restricted Share Units
. A restricted share unit award is the grant of the right to receive an ordinary share at a future date and may be subject to forfeiture. Our plan administrator has the discretion to set performance objectives or other vesting criteria that will determine the number or value of restricted share units to be granted. Unless otherwise determined by our plan administrator, a restricted share unit is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator, at the time of grant, specifies the dates on which the restricted share units become fully vested.
•
Share Appreciation Rights
. Share appreciation rights may be granted under our Amended and Restated 2016 Plan. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our Class A ordinary shares between the exercise date and the date of grant. The exercise price of share appreciation rights granted under our Amended and Restated 2016 Plan must at least be equal to the fair market value of our Class A ordinary shares on the grant date. The plan administrator determines the terms of share appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with our ordinary shares, or a combination thereof. Share appreciation rights expire under the same rules that apply to options.
Plan Administration
. Our board or a committee of one or more members of our board duly authorized for the purpose of the Amended and Restated 2016 Plan can act as the plan administrator. Such committee may from time to time in its absolute discretion waive or amend the rules of the Amended and Restated 2016 Plan as it deems desirable, provided that, except with the prior approval of the shareholders of our Company and the shareholders of our Hong Kong Parent (for so long as we remain a subsidiary of the Hong Kong Parent) in general meetings: (i) no alteration to any of the matters set out in Rule 17.03 of the Hong Kong Listing Rules shall be made to the advantage of participants; and (ii) no alteration to the terms and conditions of the Amended and Restated 2016 Plan which are of a material nature or any change to the terms of the options granted may be made, except where the alterations take effect automatically under the existing terms of the Amended and Restated 2016 Plan, provided that as we remain a subsidiary of the Hong Kong Parent, the amended terms must still comply with the relevant requirements of Chapter 17 of the Hong Kong Listing Rules.

Award Agreement
. Options, restricted shares or restricted share units granted under the Amended and Restated 2016 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.
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
Amended 2016 Share Incentive Plan II
We adopted the 2016 Share Incentive Plan II (as amended by Amendment No. 1 to the 2016 Share Incentive Plan II), or the Amended 2016 Share Incentive Plan II, in December 2016. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the Amended 2016 Share Incentive Plan II is 3,000,000. As of February 29, 2020, 672,011 restricted shares under the Amended 2016 Share Incentive Plan II were outstanding.
The following table summarizes, as of February 29, 2020, the outstanding restricted shares that we had granted to our directors and officers and to other individuals as a group under our Amended 2016 Share Incentive Plan II.

Name	Restricted Shares	Date of Grant	Vesting Schedule
Jun Zou	*	December 1, 2017	Approximately four years from the date of grant
Xiao Wang	*	November 30, 2017	Approximately four years from the date of grant
Haifeng Shao	*	March 22, 2018	Approximately four years from the date of grant
Jingyu Zhang	*	March 22, 2019	Approximately two years from the date of grant
	*	January 1, 2020	Approximately four years from the date of grant
Directors and officers as a group	*	Between November 30, 2017 and January 1, 2020	Approximately one to four years from each date of grant
Other individuals as a group	*	Between April 13, 2017 and December 3, 2019	Approximately one to four years from each date of grant

*	Less than one percent of our total outstanding share capital.

The following paragraphs describe the principal terms of the Amended 2016 Share Incentive Plan II:
Types of Awards
. The Amended 2016 Share Incentive Plan II permits the awards of restricted shares. A restricted share award is the grant of our Class A ordinary shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.
Plan Administration
. Our board or a committee of one or more members of our board duly authorized for the purpose of the Amended 2016 Share Incentive Plan II can act as the plan administrator.
Award Agreement
. Restricted shares granted under the Amended 2016 Share Incentive Plan II are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.
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

Audit Committee
. Our audit committee consists of Messrs. Tianruo Pu, Dazong Wang and Junling Liu. Mr. Tianruo Pu is the chairman of our audit committee. We have determined that Messrs. Tianruo Pu, Dazong Wang and Junling Liu satisfy the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual and Rule
10A-3
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
In 2019, our audit committee held meetings or passed resolutions by unanimous written consent six times.
Compensation Committee
. Our compensation committee consists of Messrs. Min Lu, Zheng Liu and Dazong Wang. Mr. Min Lu is the chairman of our compensation committee. We have determined that Dr. Dazong Wang satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
•	reviewing and recommending to the board for determination with respect to the compensation of our nonemployee directors; and
•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements.
In 2019, our compensation committee held meetings or passed resolutions by unanimous written consent five times.
Nominating and Corporate Governance Committee
. Our nominating and corporate governance committee consists of Messrs. Min Lu and Tianruo Pu and Ms. Han Qiu. Mr. Min Lu is the chairperson of our nominating and corporate governance committee. We have determined that Mr. Tianruo Pu satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:
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
In 2019, our nominating and corporate governance committee held meetings or passed resolutions by unanimous written consent three times.
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
We had 4,097, 4,335 and 4,198 employees as of December 31, 2017, 2018 and 2019, respectively. The following table sets forth the number of our employees by function as of December 31, 2019:

Functional Area	Number of Employees
Sales and marketing	1,721
Product development	1,790
Content and editorial	501
Management and administrative	186

Total	4,198

Through a combination of short-term performance evaluations and long-term incentive arrangements, we intend to build a competent, loyal and highly motivated workforce. We have not experienced any work stoppages due to labor disputes.
E.	Share Ownership
Class A Ordinary Shares
As of February 29, 2020, we had 119,077,249 Class A ordinary shares outstanding (excluding 1,085,051 Class A ordinary shares that are reserved for future grants under our share incentive plans). In addition, as of February 29, 2020, we had granted, and had outstanding, options to purchase a total of 847,635 Class A ordinary shares and 845,372 restricted shares to our employees and directors. For information regarding the Share Incentive Plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.”

Class B Ordinary Shares
As of February 29, 2020, we did not have any Class B ordinary shares outstanding.
Beneficial Ownership of Ordinary Shares
Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our Class A ordinary shares as of February 29, 2020:
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

Class A Ordinary Shares Beneficially Owned as of February 29, 2020
	Number	% (1)
Directors and Executive Officers:
Min Lu (2)	*	*
Dong Liu (3)	*	*
Han Qiu (4)	—	—
Zheng Liu (5)	—	—
Junling Liu (6)	*	*
Tianruo Pu (7)	*	*
Dazong Wang (8)	*	*
Jun Zou (9)	*	*
Xiao Wang (10)	*	*
Haifeng Shao (11)	*	*
Jingyu Zhang (12)	*	*
All Directors and Executive Officers as a Group	*	*
Principal Shareholders:
Yun Chen (13)	61,824,328	51.9%
Entities Affiliated with Kayne Anderson (14)	10,936,971	9.2%
Entities Affiliated with Orbis Investment (15)	8,978,526	7.5%
Standard Life Aberdeen Plc (16)	6,346,614	5.3%

*	Less than one percent of our total outstanding share capital.
Notes:
(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of our total ordinary shares outstanding, which is 119,077,249 as of February 29, 2020, and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after February 29, 2020.
(2)	Represents Class A ordinary shares in the form of ADSs vested from options and restricted shares held by Mr. Lu. The business address of Mr. Lu is 18th Floor, Tower B, CEC Plaza, No. 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.
(3)	Represents Class A ordinary shares in the form of ADSs vested from options held by Mr. Liu. The business address of Mr. Liu is Ping An Finance Building, No. 1333 Lujiazui Loop, Pudong District, Shanghai 200120, People’s Republic of China.
(4)	The business address of Ms. Qiu is Block A, Poly West Bund Center, No. 1119, Wanping South Road, Xuhui District, Shanghai 200232, People’s Republic of China.
(5)	The business address of Mr. Liu is No. 5033, Yitian Road, Futian District, Shenzhen 518000, People’s Republic of China.
(6)	Represents Class A ordinary shares in the form of ADSs vested from restricted shares held by Mr. Liu. The business address of Mr. Liu is Lane 572, Bibo Road, Pudong District, Shanghai, 201203, People’s Republic of China.

(7)	Represents Class A ordinary shares in the form of ADSs vested from restricted shares held by Mr. Pu. The address of Mr. Pu is Jing Shu Yuan, Haidian District, Beijing 100102, People’s Republic of China.
(8)	Represents Class A ordinary shares in the form of ADSs vested from restricted shares held by Dr. Wang. The business address of Dr. Wang is 502 North Tower, 1 Guanghua Road, Chaoyang District, Beijing, 100020, People’s Republic of China.
(9)	Represents Class A ordinary shares in the form of ADSs vested from options held by Mr. Zou. The business address of Mr. Zou is 18th Floor, Tower B, CEC Plaza, No. 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.
(10)	Represents Class A ordinary shares in the form of ADSs vested from options and restricted shares held by Mr. Wang. The business address of Mr. Wang is 18th Floor, Tower B, CEC Plaza, No. 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.
(11)	Represents Class A ordinary shares Mr. Shao has the right to acquire upon exercise of options and restricted shares within 60 days after February 29, 2020. The business address of Mr. Shao is 18th Floor, Tower B, CEC Plaza, No. 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.
(12)	Represents Class A ordinary shares Mr. Zhang has the right to acquire upon exercise of options and restricted shares within 60 days after February 29, 2020. The business address of Mr. Zhang is 18th Floor, Tower B, CEC Plaza, No. 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.
(13)	Represents 61,824,328 Class A ordinary shares beneficially owned as of February 29, 2020 and as reported in a Schedule 13D/A filed by Yun Chen, a Cayman Islands company and a special purpose vehicle and subsidiary of Ping An Insurance (Group) Company of China, Ltd., a company organized under the laws of the People’s Republic of China. Ping An Insurance (Group) Company of China, Ltd.’s business address is Ping An Finance Building, No. 1333 Lujiazui Loop, Pudong District, Shanghai 200120, People’s Republic of China.
(14)	The number of Class A ordinary shares beneficially owned is as of December 31, 2019, as reported in a Schedule 13G/A jointly filed with the SEC on February 13, 2020 by Kayne Anderson Rudnick Investment Management LLC, or Kayne Anderson, and Virtus Investment Advisers, Inc., which are collectively referred to as the Entities Affiliated with Kayne Anderson, and consists of 10,936,971 Class A ordinary shares represented by American depositary shares. Entities Affiliated with Kayne Anderson are investment advisers in accordance with §
240.13d-1(b)(1)(ii)(E).
Kayne Anderson’s business address is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, CA 90067, USA. Virtus Investment Advisers, Inc.’s business address is One Financial Plaza, Hartford, CT 06103, USA.
(15)	The number of Class A ordinary shares beneficially owned is as of December 31, 2019, as reported in a Schedule 13G/A jointly filed with the SEC on February 18, 2020 by Orbis Investment Management Limited, or Orbis Investment, and Allan Gray Australia Pty Limited, which are collectively referred to as the Entities Affiliated with Orbis Investment, and consists of 8,978,526 Class A ordinary shares represented by American depositary shares. Entities Affiliated with Orbis Investment are
non-U.S.
institutions in accordance with
240.13d-1(b)(1)(ii)(J)
and groups in accordance with
240.13d-1(b)(1)(ii)(K).
Orbis Investment’s business address is Orbis House, 25 Front Street, Hamilton Bermuda HM11. Allan Gray Australia Pty Limited’s business address is Level 2, Challis House, 4 Martin Place, Sydney NSW2000, Australia.
(16)	The number of Class A ordinary shares beneficially owned is as of December 31, 2019, as reported in a Schedule 13G/A filed with the SEC on February 11, 2020 by Standard Life Aberdeen Plc, and consists of 6,346,614 Class A ordinary shares represented by American depositary shares. Standard Life Aberdeen Plc is an investment adviser in accordance with §
240.13d-1(b)(1)(ii)(E).
Standard Life Aberdeen Plc’s business address is 1 George Street, Edinburgh, X0 Eh2 2ll.
To our knowledge, as of February 29, 2020, 57,252,921 Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program (excluding 1,085,051 Class A ordinary shares that are reserved for future grants under our share incentive plans). No Class B ordinary shares were held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States.
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholder
As of February 29, 2020, Yun Chen owned 51.9% of our total issued and outstanding ordinary shares. Yun Chen is a wholly owned subsidiary of Ping An Insurance (Group) Company of China, Ltd. As such, we are indirectly controlled by Ping An Insurance (Group) Company of China, Ltd., which beneficially owned 51.9% of the total voting rights in our company.
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
In September 2016, the then individual nominee shareholders of Shengtuo Hongyuan and Guangzhou Advertising, our previous VIE that is already dissolved and deregistered, entered into Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements with Min Lu and Haiyun Lei, pursuant to which the then individual nominee shareholders transferred all of their equity interests in each of the entities to Min Lu and Haiyun Lei. In March 2017, the then individual nominee shareholders of Autohome Information and Shanghai Advertising entered into Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements with Min Lu and Haiyun Lei, pursuant to which the then individual nominee shareholders transferred all of their equity interests in each of the entities to Min Lu and Haiyun Lei. Upon the execution of the above Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements, all contractual arrangements between the then individual nominee shareholders and our wholly owned subsidiaries have been terminated. Autohome WFOE entered into a series of contractual agreements with (i) Autohome Information and each of its individual nominee shareholders in March 2017, (ii) Autohome Information and each of its subsidiaries, namely Autohome Advertising and Chengshi Advertising, in September 2016, and (iii) Shanghai Advertising and each of its individual nominee shareholders in March 2017. Chezhiying WFOE entered into a series of contractual agreements with Shengtuo Hongyuan, each of its individual nominee shareholders and its two subsidiaries in September 2016. Shanghai Advertising currently is not conducting any business and is in the process of liquidation and dissolution. Autohome WFOE has signed the termination agreements with respect to the contractual agreements that it has entered into with Shanghai Advertising and each of their individual nominee shareholders to terminate the contractual arrangements on the date of the issuance of an approval notice for the deregistration of Shanghai Advertising by the competent Bureau of Industry and Commerce in charge of Shanghai Advertising. We also entered into a series of contractual arrangements with Guangzhou You Che You Jia Advertising Co., Ltd., or Guangzhou Advertising, and each of its then individual nominee shareholders previously. We have terminated such agreements and have completed the dissolution and deregistration of Guangzhou Advertising in December 2018.
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
Agreements that Provide Effective Control over Autohome Information and Shengtuo Hongyuan
Equity Interest Pledge Agreements
. Pursuant to the equity interest pledge agreements between Autohome WFOE and each of the two shareholders of Autohome Information entered into in March 2017, each shareholder of Autohome Information pledges to Autohome WFOE all of his or her equity interests in Autohome Information to secure the performance of such shareholder’s respective obligations and Autohome Information’s obligations under the loan agreements, equity option agreements, and the exclusive technology consulting and service agreements. See “—Contractual Arrangements with Our Variable Interest Entities—Agreements that Transfer Economic Benefits of Autohome Information and Shengtuo Hongyuan to Us” and “—Contractual Arrangements with Our Variable Interest Entities—Agreements that Provide Us the Options to Purchase the Equity Interests in Autohome Information and Shengtuo Hongyuan” for a brief description of these obligations. Without Autohome WFOE’s consent, shareholders of Autohome Information shall not create or permit to create any encumbrances on the pledged equity interests in Autohome Information. In the event of default, Autohome WFOE is entitled to request immediate repayment of the outstanding amounts payable under the loan agreements, the equity option agreements and the exclusive technology consulting and service agreements or to dispose of the pledged equity interests at Autohome WFOE’s sole discretion. The equity pledge agreements have an indefinite term and will terminate after all the secured obligations under these agreements have been satisfied in full or the pledged equity interests have been transferred to Autohome WFOE or its designee.

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
Autohome WFOE and Chezhiying WFOE recognized service fees from all the VIEs in the amount of RMB414.8 million in 2017, RMB289.5 million in 2018 and RMB221.7 million (US$31.8 million) in 2019 in consideration for services provided to the VIEs.
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

Transactions with Entities Affiliated with Our Shareholders
Since Ping An Group became our controlling shareholder, it provided services including rental and property management services, technical services and other miscellaneous services, and assets to us for a total amount of RMB55.2 million in 2017, RMB88.7 million in 2018 and RMB107.7 million (US$15.5 million) in 2019.
We earned service fees primarily for providing facilitation services related to insurance products and loan and leasing product transactions for Ping An Group or its affiliates on our platform as well as providing advertising services to Ping An Group for a total amount of RMB21.2 million in 2017, RMB473.5 million in 2018 and RMB447.0 million (US$64.2 million) in 2019.
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
See Note 12 to our financial statements for further information about our related party transactions.
C.	Interests of Experts and Counsel
Not applicable.
ITEM 8	FINANCIAL INFORMATION
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
On November 4, 2019, our board of directors resolved to adopt a regular dividend policy. Under this policy, we may issue recurring cash dividend every year from 2020 in an amount of approximately 20% of the net income generated in the previous fiscal year, with the exact amount to be determined by our directors based on our financial performance and cash position prior to the distribution. On February 19, 2020, our board of directors declared cash dividend of US$0.77 per ordinary share (or per ADS) in favor of holders of our Class A ordinary shares as of the close of business on April 15, 2020 in accordance of the dividend policy, which cash dividend was scheduled to be paid on or about April 22, 2020.
Despite the dividend policy in place, our board of directors has the authority to decide the timing and amount of any future dividends, if any, based on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.
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
ITEM 9	THE OFFER AND LISTING
A.	Offering and Listing Details
See “—C. Markets.”
B.	Plan of Distribution
Not applicable.
C.	Markets
Our ADSs have been listed on the NYSE since December 11, 2013 under the symbol “ATHM.”
D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.
F.	Expenses of the Issue
Not applicable.
ITEM 10	ADDITIONAL INFORMATION
A.	Share Capital
Not applicable.
B.	Memorandum and Articles of Association
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
Registered Office and Objects
Our registered office in the Cayman Islands is located at 2nd Floor Harbour Center 42 North Church Street George Town, Grand Cayman, Cayman Islands. The memorandum of association provides, inter alia
, that the liability of the shareholders of our company is limited to the amount, if any, for the time being unpaid on the ordinary shares. The objects for which our company is established are unrestricted (including acting as an investment company), and we shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of corporate benefit, as provided in section 27(2) of the Companies Law and in view of the fact that we are an exempted Company, we will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of our business carried on outside the Cayman Islands.
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
Passive Foreign Investment Company Considerations
A
non-United
States corporation, such as our company, will be classified as a “passive foreign investment company” (or a “PFIC”), for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activity are taken into account as non-passive
assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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
Assuming we are the owner of our VIEs for U.S. federal income tax purposes, we believe that we primarily operate as an active provider of online automotive advertising solutions in China. Based on our current income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC in the current taxable year or in future taxable years. While we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC for the current taxable year or the foreseeable future, no assurance can be given in this regard. Because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis, the determination of whether we will be or become a PFIC will depend, in part, upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ADSs from time to time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current taxable year or foreseeable future.
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
I.	Subsidiary Information
Not applicable.
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, and adjustable-rate short-term investments. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. Based on our interest earning instruments during the year ended December 31, 2019, a 10% change in the interest rates would result in an increase or decrease of RMB47.0 million (US$6.8 million) of our total amount of interest income for 2019. However, our future interest income may fluctuate due to changes in market interest rates. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Foreign Exchange Risk
We earn substantially all of our revenues and incur most of our expenses in RMB, and substantially all of our sales contracts are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars. Based on the amount of our cash and cash equivalents and short-term investments as of December 31, 2019, a 1.0% change in the exchange rate between the Renminbi and the U.S. dollar would result in an increase or decrease of approximately US$0.6 million to our cash and cash equivalents and short-term investments.
Significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, the conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. In July 2005, the PRC government changed its decades-old
policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the RMB has appreciated significantly in the backdrop of a weak U.S. dollar, robust Chinese economy in 2017 and stringent foreign exchange regulation. In the first quarter of 2018, the RMB continued to appreciate. However, the RMB depreciated significantly in the remaining quarters of 2018. In the first half of 2019, the RMB appreciated, compared to the end of 2018. However, the RMB continued to depreciate in the remaining half of 2019 and reached the lowest rate in over a decade to over seven per U.S. dollar during the period from August 2019 to December, 2019. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.
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
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities
Not applicable.

B.	Warrants and Rights
Not applicable.
C.	Other Securities
Not applicable.

D.	American Depositary Shares

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
Fees and Other Payments Made by the Depositary to Us
Our depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither we nor the depositary can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. In 2019, we received from the depositary a reimbursement of approximately US$0.6 million.
PART II.
ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
The following “Use of Proceeds” information relates to:
•	the registration statement on Form
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
For the period from December 10, 2013, the date that our registration statement on Form
F-1
for our initial public offering was declared effective by the SEC, to December 31, 2019, we used an aggregate of approximately US$145.8 million of the net proceeds from our initial public offering and the 2014 Offering for payment of establishment of new subsidiaries, investment in joint venture and other strategic investments, payment of dividends, professional fees, insurance fees, compensation to directors and general corporate purposes.
We intend to use the remainder of the proceeds from the Offerings for general corporate purposes, including funding potential investments and acquisitions of complementary businesses, assets and technologies.
ITEM 15	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Exchange Act) as of the end of the period covered by this report, as required by Rule
13a-15(b)
under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, any evaluation of effectiveness as to future periods is subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Attestation Report of the Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page
F-2
of this annual report.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

	For the Year Ended December 31,
	2018	2019
	(in RMB thousands)
Audit fees (1)	7,957	8,052
Tax fees (2)	—	140
Other fees (3)	802	116

Notes:
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, the audit of our internal control over financial reporting and the review of our comparative interim financial information.

(2)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

(3)	“Other fees” represents the aggregate fees charged to us for services rendered by our independent registered public accounting firm other than services reported under “audit fees” and “tax fees.”

The policy of our audit committee is to preapprove all audit and non-audit
services provided by our independent registered public accounting firm, including audit services, tax services and other services as described above, other than those for de minimis
services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, tax fees and other fees for the year ended December 31, 2019.
ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.
ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.
ITEM 16G	CORPORATE GOVERNANCE

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
ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.
PART III.
ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.
ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements of Autohome Inc. are included at the end of this annual report.

ITEM 19	EXHIBITS

Exhibit Number	Description of Document
1.1
Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, adopted on November 27, 2013 (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

2.1
Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

2.2
Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

2.3
Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts dated as of December 10, 2013 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-196006), filed with the Securities and Exchange Commission on May 16, 2014)

2.4
Description of American Depositary Shares and Class A ordinary shares of the Registrant (incorporated herein by reference to the section titled “Description of American Depositary Shares” and the subsection of “Ordinary Shares” and “Differences in Corporate Law” in the section titled “Description of Share Capital” in the Registrant’s registration statement on Form F-1 (File No. 333-199862), originally filed with the Securities and Exchange Commission on November 5, 2014, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933)

4.1
2011 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.2
2013 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.3
Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.4
English translation of Form of Employment Agreement between a subsidiary of the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.5
English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Autohome Information dated March 25, 2017 (incorporated by reference to Exhibit 4.13 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

Exhibit Number	Description of Document

4.6
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

4.16
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

4.38
English translation of the Executed Form of the Power of Attorney by Min Lu dated March 25, 2017 (incorporated by reference to Exhibit 4.53 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.39
English translation of the Executed Form of the Power of Attorney by Haiyun Lei dated March 25, 2017 (incorporated by reference to Exhibit 4.54 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.40
English translation of the Executed Form of the Power of Attorney by Min Lu dated March 25, 2017 (incorporated by reference to Exhibit 4.55 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.41
English translation of the Executed Form of the Power of Attorney by Haiyun Lei dated March 25, 2017 (incorporated by reference to Exhibit 4.56 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.42
English translation of the Executed Form of the Power of Attorney by Min Lu dated September 30, 2016 (incorporated by reference to Exhibit 4.59 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.43
English translation of the Executed Form of the Power of Attorney by Haiyun Lei dated September 30, 2016 (incorporated by reference to Exhibit 4.60 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.44
English translation of the Executed Form of the Power of Attorney by Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.61 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.45
English translation of the Executed Form of the Power of Attorney by Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.62 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.46
English translation of the Executed Form of the Power of Attorney by Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.63 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.47
English translation of the Executed Form of the Power of Attorney by Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.64 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.48
Amended and Restated 2016 Share Incentive Plan of the Registrant, as amended on April 20, 2017 (incorporated by reference to Exhibit 4.65 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.49
2016 Share Incentive Plan II (as amended by Amendment No 1 to the 2016 Share Incentive Plan II) of the Registrant (incorporated by reference to Exhibit 4.66 to our annual report on For 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.50
Investor’s Rights Agreement by and among the Registrant and Yun Chen dated September 30, 2016 (incorporated by reference to Exhibit 4.67 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

Exhibit Number	Description of Document

4.51
Investment Agreement relating to US$100 Million 8.0% Convertible Bond and other Convertible Bonds issued by TTP Car Inc. between the Registrant and TTP Car Inc. dated June 6, 2018 (incorporated by reference to Exhibit 4.59 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 12, 2019)

8.1*	List of Principal Subsidiaries and VIEs

11.1
Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the Form 20-F (File No. 001-36222), filed with the Securities and Exchange Commission on March 31, 2014)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent registered public accounting firm

15.2*	Consent of Commerce & Finance Law Offices

101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUTOHOME INC.

By:	/s/ Min Lu
	Name:	Min Lu
	Title:	Chairman of the Board and Chief Executive Officer

Date: April 3, 2020

AUTOHOME INC.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Autohome Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Autohome Inc. and its subsidiaries (the “Company”)
as of December 31, 2019 and 2018,
and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”).
We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018
,
and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the COSO.
Change in Accounting Principle
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
Critical Audit Matters
The critical audit matter communicated below is matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) related to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.
Revenue recognition — sales rebates
As described in Note 2 to the consolidated financial statements, the Company recognized net revenue for the year ended December 31, 2019 after deducting applicable sales rebates, which are accounted for as variable consideration. The Company provides sales rebates to customers based on their cumulative annual advertising and service volume, and the timeliness of their payments. The Company estimated its obligations under such agreements by applying the most likely amount method based on an evaluation of the likelihood of the customers’ achievement of the advertising and service volume targets, and the timeliness of their payments, after taking into account the customers’ purchase trends and history. A liability of RMB683,915 thousands was recognized for expected sales rebates payable to customers as of December 31, 2019.
The principal considerations for our determination that performing procedures relating to revenue recognition - sales rebates is a critical audit matter are there was significant judgment by management to estimate sales rebates, which in turn led to a high degree of auditor judgment, subjectivity, and audit effort in performing procedures and evaluating audit evidences related to management’s significant assumptions, including the likelihood of the customers’ achievement of the advertising and service volume targets, and the timeliness of their payments, after taking into account the customers’ purchase trends and history.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to the revenue recognition process, including internal controls over management’s estimate of sales rebates. These procedures also included, among others, (i) testing the reasonableness of significant assumptions used by management, including the likelihood of the customers’ achievement of the advertising and service volume targets, and the timeliness of their payments, after taking into account the customers’ purchase trends and history, by testing documents supporting the Company’s confirmations of sales rebates rates with customers subsequent to year-end, and (ii) testing the completeness, accuracy and relevance of underlying data used.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China
April 3, 2020

We have served as the Company’s auditor since 2016.

AUTOHOME INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2018 AND 2019
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Note	2018	2019
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		211,970	1,988,298	285,601
Short-term investments	3	9,849,488	10,806,812	1,552,301
Accounts receivable (net of allowance for doubtful accounts of RMB 3,589 and RMB33,989 (US$4,883) as of December 31, 2018 and 2019, respectively)	4	2,795,835	3,231,486	464,174
Amounts due from related parties, current	12	34,047	29,501	4,238
Prepaid expenses and other current assets	5	249,977	302,285	43,421

Total current assets		13,141,317	16,358,382	2,349,735
Non-current assets:
Restricted cash		5,000	5,200	747
Property and equipment, net	7	170,198	281,773	40,474
Intangible assets, net	8	39,404	27,746	3,985
Goodwill		1,504,278	1,504,278	216,076
Long-term investments	9	70,979	71,664	10,294
Amounts due from related parties, non-current	12	2,041	4,509	648
Deferred tax assets	6	90,179	27,782	3,991
Other non-current assets	10	732,805	874,531	125,618

Total non-current assets		2,614,884	2,797,483	401,833

Total assets		15,756,201	19,155,865	2,751,568

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other payables	11	2,439,948	2,417,438	347,243
Advance from customers		75,017	95,636	13,737
Deferred revenue		1,510,726	1,370,953	196,925
Income tax payable		119,210	45,489	6,534
Amounts due to related parties	12	19,868	36,387	5,227

Total current liabilities (including current liabilities of consolidated VIEs without recourse to Autohome WFOE or Chezhiying WFOE of RMB 276,569 and RMB193,303 (US$27,767) as of December 31, 2018 and 2019, respectively)		4,164,769	3,965,903	569,666

Non-current liabilities:
Other liabilities	6	24,068	45,534	6,541
Deferred tax liabilities	6	455,921	538,487	77,349

Total non-current liabilities (including non-current liabilities of consolidated VIEs without recourse to Autohome WFOE or Chezhiying WFOE of RMB 27,015 and RMB19,504 (US$2,801) as of December 31, 2018 and 2019, respectively)		479,989	584,021	83,890

Total liabilities (including total liabilities of consolidated VIEs without recourse to Autohome WFOE or Chezhiying WFOE of RMB 303,584 and RMB212,807 (US$30,568) as of December 31, 2018 and 2019, respectively)		4,644,758	4,549,924	653,556
Commitments and contingencies	13

The accompanying notes are an integral part of these consolidated financial statements
, continued

AUTOHOME INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2018 AND 2019
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data
, continued
)

	Note	2018	2019
		RMB	RMB	US$
Shareholders’ equity:
Ordinary shares (par value of US$0.01 per share; 100,000,000,000 (including 99,931,211,060 Class A and 68,788,940 Class B) shares authorized; 118,056,345 and 118,926,687 shares issued and outstanding, all comprised of Class A, as of December 31, 2018 and 2019, respectively)	15	7,969	8,029	1,153
Additional paid-in capital		3,500,620	3,774,373	542,155
Accumulated other comprehensive income		128,375	148,415	21,318
Retained earnings		7,498,314	10,698,280	1,536,712

Total Autohome Inc. shareholders’ equity		11,135,278	14,629,097	2,101,338

Noncontrolling interests		(23,835)	(23,156)	(3,326)

Total equity		11,111,443	14,605,941	2,098,012

Total liabilities and equity		15,756,201	19,155,865	2,751,568

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Note	2017	2018	2019
		RMB	RMB	RMB	US$
Net revenues:
Media services		3,065,832	3,508,254	3,653,767	524,831
Leads generation services		2,615,998	2,870,996	3,275,544	470,502
Online marketplace and others		528,351	853,901	1,491,440	214,232

Total net revenues ( including related party transactions of RMB22,939, RMB 473,590 and RMB447,350 (US$64,258) for the years ended December 31, 2017, 2018 and 2019, respectively )		6,210,181	7,233,151	8,420,751	1,209,565
Cost of revenues (including related party transactions of RMB 13,418 , RMB 24,771 and RMB41,591 (US$5,974) for the years ended December 31, 2017, 2018 and 2019, respectively)	14	(1,358,685)	(820,288)	(960,292)	(137,937)

Gross profit		4,851,496	6,412,863	7,460,459	1,071,628
Operating expenses:
Sales and marketing expenses		(1,647,519)	(2,435,236)	(3,093,345)	(444,331)
General and administrative expenses (including provision for doubtful accounts of RMB1,110, RMB2,215 and RMB36,676 (US$5,268 ) for the years ended December 31, 2017, 2018 and 2019, respectively)		(281,951)	(314,846)	(317,967)	(45,673)
Product development expenses		(878,773)	(1,135,247)	(1,291,054)	(185,448)

Total Operating expenses (including related party transactions of RMB44,446, RMB74,302 and RMB67,810 (US$9,741) for the years ended December 31, 2017, 2018 and 2019, respectively)		(2,808,243)	(3,885,329)	(4,702,366)	(675,452)
Other income, net		8,577	341,391	477,699	68,617

Operating profit		2,051,830	2,868,925	3,235,792	464,793
Interest income (including related party transactions of RMB35,049, RMB50,968 and RMB47,459 (US$6,817) for the years ended December 31, 2017, 2018 and 2019, respectively)		220,282	358,811	469,971	67,507
(Loss)/earnings from equity method investments		(10,571)	24,702	685	98
Fair value change of other non-current assets		—	(11,017)	(5,442)	(782)

Income before income taxes		2,261,541	3,241,421	3,701,006	531,616
Income tax expense	6	(267,082)	(377,890)	(500,361)	(71,872)

Net income		1,994,459	2,863,531	3,200,645	459,744

Net loss/(income) attributable to noncontrolling interests		7,160	7,484	(679)	(98)
Net income attributable to Autohome Inc.		2,001,619	2,871,015	3,199,966	459,646
Earnings per share for ordinary shares:
Basic	17	17.20	24.40	26.99	3.88
Diluted	17	16.95	24.08	26.77	3.85
Weighted average number of shares used to compute earnings per share attributable to common stockholders:
Basic	17	116,379,846	117,671,971	118,582,096	118,582,096
Diluted	17	118,058,856	119,235,379	119,515,247	119,515,247
Net income		1,994,459	2,863,531	3,200,645	459,744
Other comprehensive (loss)/income, net of tax of nil
Foreign currency translation adjustments		(55,055)	58,421	20,040	2,879

Comprehensive income		1,939,404	2,921,952	3,220,685	462,623

Comprehensive loss/(income) attributable to noncontrolling interests		7,160	7,484	(679)	(98)

Comprehensive income attributable to Autohome Inc.		1,946,564	2,929,436	3,220,006	462,525

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	2017	2018	2019
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,994,459	2,863,531	3,200,645	459,744
Adjustments to reconcile net income to net cash from operating activities:
Depreciation of property and equipment	81,915	90,270	106,941	15,361
Amortization of intangible assets	6,923	11,623	11,662	1,675
Non-cash lease expense	—	—	122,427	17,586
Loss on disposal of property and equipment	2,909	789	83	12
Provision for doubtful accounts	1,110	2,215	36,676	5,268
Loss/(earnings) from equity method investments	10,571	(24,702)	(685)	(98)
Fair value change of short-term investments	(29,042)	(29,730)	20,662	2,968
Write-down of inventories and prepayment for vehicle purchase cost	1,483	—	—	—
Fair value change of other non-current assets	—	11,017	5,442	782
Interest income of convertible bond	—	(36,172)	(70,889)	(10,183)
Share-based compensation	177,786	202,325	204,008	29,304
Deferred income taxes	12,279	102,111	144,963	20,823
Changes in operating assets and liabilities:
Accounts receivable	(688,923)	(904,313)	(479,538)	(68,881)
Amounts due from related parties, current	(4,051)	(9,545)	4,546	653
Prepaid expenses and other current assets	191,348	(62,813)	(50,995)	(7,325)
Inventories	94,134	—	—	—
Amounts due from related parties, non-current	(10,147)	8,915	(2,468)	(355)
Other non-current assets	16,386	(3,580)	(186,591)	(26,803)
Accrued expenses and other payables	425,306	807,333	(22,630)	(3,251)
Advance from customers	(5,428)	4,563	20,619	2,962
Notes payable	(31,063)	—	—	—
Deferred revenue	397,342	101,241	(139,773)	(20,077)
Income tax payable	(172,398)	(25,169)	(73,721)	(10,589)
Amounts due to related parties	(6,345)	9,583	16,519	2,373
Other liabilities	(2,855)	(8,054)	21,466	3,083
Net cash generated from operating activities	2,463,699	3,111,438	2,889,369	415,032
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(86,422)	(113,796)	(204,113)	(29,319)
Proceeds from disposal of property and equipment	811	665	621	89
Acquisition of intangible assets	(21,100)	(104)	—	—
Purchase of long-term investments	(30,000)	—	—	—
Purchase of convertible bond	—	(643,496)	—	—
Proceeds from disposal of long-term investments	57,500	51,500	—	—
Purchase of short-term investments	(19,613,774)	(54,532,940)	(42,660,267)	(6,127,764)
Maturity of short-term investments	14,779,158	51,936,932	41,695,492	5,989,183
Net cash used in investing activities	(4,913,827)	(3,301,239)	(1,168,267)	(167,811)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of share options	61,070	51,811	68,676	9,865
Payment of dividends	—	(595,779)	—	—
Net cash generated from/(used in) financing activities	61,070	(543,968)	68,676	9,865
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(2,584)	39,151	(13,250)	(1,904)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(2,391,642)	(694,618)	1,776,528	255,182
Cash and cash equivalents and restricted cash at beginning of year	3,303,230	911,588	216,970	31,166
Cash and cash equivalents and restricted cash at end of year	911,588	216,970	1,993,498	286,348
Supplemental disclosures of cash flow information:
Income taxes paid	430,136	362,835	430,308	61,810
Purchase of fixed assets included in accrued expenses and other payables	6,303	27,132	20,382	2,928
Dividends declared but not paid	595,779	—	—	—
Cash paid for amounts included in the measurement of operating lease liabilities	—	—	132,096	18,974
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	—	54,315	7,802

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Ordinary shares		Additional capital paid-in	Accumulated other comprehensive income	Retained Earnings	Noncontrolling interests	Total Equity
	Shares	Amount
	Number	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2016	115,297,224	7,784	3,006,152	125,009	3,221,459	(9,191)	6,351,213
Net income/(loss)	—	—	—	—	2,001,619	(7,160)	1,994,459
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	(55,055)	—	—	(55,055)
Dividends declared (RMB5.08 per Class A ordinary share; RMB 595,779 to Class A ordinary shareholders)	—	—	—	—	(595,779)	—	(595,779)
Exercise and vesting of share-based awards	1,843,632	125	62,537	—	—	—	62,662
Share-based compensation	—	—	177,786	—	—	—	177,786

Balance as of December 31, 2017	117,140,856	7,909	3,246,475	69,954	4,627,299	(16,351)	7,935,286
Net income/(loss)	—	—	—	—	2,871,015	(7,484)	2,863,531
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	58,421	—	—	58,421
Exercise and vesting of share-based awards	915,489	60	51,820	—	—	—	51,880
Share-based compensation	—	—	202,325	—	—	—	202,325

Balance as of December 31, 2018	118,056,345	7,969	3,500,620	128,375	7,498,314	(23,835)	11,111,443
Net income	—	—	—	—	3,199,966	679	3,200,645
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	20,040	—	—	20,040
Exercise and vesting of share-based awards	870,342	60	69,745	—	—	—	69,805
Share-based compensation	—	—	204,008	—	—	—	204,008

Balance as of December 31, 2019	118,926,687	8,029	3,774,373	148,415	10,698,280	(23,156)	14,605,941

Balance as of December 31, 2019, in US$		1,153	542,155	21,318	1,536,712	(3,326)	2,098,012

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)
1.	ORGANIZATION

Autohome Inc., formerly known as Sequel Limited (the “Company”), was incorporated under the laws of the Cayman Islands on June 23, 2008. Upon incorporation, the Company was
100
% owned by Telstra Holdings Pty Ltd. (“Telstra”). On June 27, 2008 (the “Acquisition date”), the Company acquired Cheerbright International Holdings Limited (“Cheerbright”), China Topside Co., Ltd. (“China Topside”), and Norstar Advertising Media Holdings Co., Ltd. (“Norstar”), and their respective wholly foreign-owned enterprises and variable interest entities (“VIEs”). Subsequent to the acquisition, the Company was owned
55
% by Telstra, and
45
% by the selling shareholders of Cheerbright, China Topside and Norstar. In May 2012, Telstra acquired additional ordinary shares of the Company from other shareholders. In June 2016, Telstra completed the sale of approximately
47.4
% of the then total issued shares in the Company to Ping An Insurance (Group) Company of China Ltd. (“Ping An”) and on February 22, 2017, Ping An further acquired from Telstra approximately
6.5
% of the then total issued shares in the Company. After the consummation of the sale, Ping An became the Company’s controlling shareholder.
The Company successfully completed its IPO and listing of
8,993,000
American Depositary Shares (“ADSs”) on the New York Stock Exchange in December, 2013, and raised net proceeds of US$
142,590
from the offering. Each ADS represents one ordinary share. Upon the completion of IPO in December, 2013, the Company’s dual-class ordinary share structure came into effect (Note 15). Upon the completion of follow-on
offering in November 2014,
2,424,801
ADSs were issued by the Company and 6,964,612 Class B ordinary shares were converted into Class A ordinary shares. The net proceeds from the follow-on
offering amounted to US$
97,344
net of issuance cost. Upon the transfer of 47.4% share ownership by Telstra to Ping An in June 2016, all the Class B ordinary shares were converted into Class A ordinary shares. As of December 31, 2019, the Company had ordinary shares outstanding, all comprised of
118,926,687
 Class A ordinary shares. Ping An became the Company’s controlling shareholder holding
52.0
%
of the total
equity interest and voting rights, respectively in the C
ompany as of December 31, 2019.
The Company, through its subsidiaries and VIEs (as disclosed in the table below), is engaged in the provision of media services, leads generation services and online marketplace and others.
As of December 31, 2019, the Company’s principal subsidiaries and VIEs where Autohome WFOE and Chezhiying WFOE are the primary beneficiaries include the following entities:

Entity	Date of incorporation or acquisition	Place of incorporation	Percentage of direct ownership by the Company
Subsidiaries
Cheerbright International Holdings, Limited (“Cheerbright”)	June 13, 2006	British Virgin Islands	100%
Autohome E-commerce Inc.	February 6, 2015	Cayman Islands	100%
Autohome Link Inc.	January 29, 2015	Cayman Islands	100%
Autohome Financing Limited	March 23, 2015	Cayman Islands	100%
Autohome (Hong Kong) Limited (“Autohome HK”)	March 16, 2012	Hong Kong	100%
Autohome Media Limited (“Autohome Media”, formerly known as Prbrownies Marketing Limited)	October 18, 2013	Hong Kong	100%
Fetchauto Limited (UK)	October 8, 2019	United Kingdom	100%
Fetchauto Limited (Ireland)	October 18, 2019	Ireland	100%
FetchAuto GmbH	December 23, 2019	Germany	100%
Autohome E-commerce Hong Kong Limited	February 18, 2015	Hong Kong	100%
Autohome Link Hong Kong Limited	February 16, 2015	Hong Kong	100%
Autohome Financing Hong Kong Limited	April 15, 2015	Hong Kong	100%
Beijing Cheerbright Technologies Co., Ltd. (“Autohome WFOE”)	September 1, 2006	PRC	100%
Autohome Shanghai Advertising Co., Ltd.	September 29, 2013	PRC	100%
Beijing Prbrownies Software Co., Ltd. (formerly known as “Beijing Autohome Software Co., Ltd.”)	November 12, 2013	PRC	100%

1.	ORGANIZATION (CONTINUED)

Entity	Date of incorporation or acquisition	Place of incorporation	Percentage of direct ownership by the Company
Beijing Autohome Technologies Co., Ltd.	November 12, 2013	PRC	100%
Beijing Autohome Advertising Co., Ltd.	November 13, 2013	PRC	100%
Guangzhou Autohome Advertising Co., Ltd.	November 25, 2013	PRC	100%
Autohome (Tianjin) Automobile Sales Co., Ltd.	October 20, 2014	PRC	100%
Beijing Chezhiying Technology Co., Ltd. (“Chezhiying WFOE”)	May 26, 2015	PRC	100%
Beijing Chezhiying Software Co., Ltd. (“Chezhiying Software”)	December 9, 2015	PRC	100%
Beijing Kemoshijie Technology Co., Ltd.	September 11, 2015	PRC	100%
Beijing Haochezhijia E-commerce Co., Ltd.	April 25, 2016	PRC	75%
Huai’an Prbrownies Software Co., Ltd.	September 13, 2016	PRC	100%
Chengdu Prbrownies Software Co., Lt.	September 30, 2016	PRC	100%
Guangzhou Chezhihuitong Advertising Co., Ltd.	August 20, 2018	PRC	100%
Hainan Chezhiyitong Information Technology Co., Ltd.	August 20, 2018	PRC	100%
Tianjin Autohome Data Information Technology Co., Ltd.	October 15, 2018	PRC	100%
Autohome Zhejiang Advertising Co., Ltd.	December 19, 2018	PRC	100%

VIEs
Beijing Autohome Information Technology Co., Ltd. (“Autohome Information”)	August 28, 2006	PRC	—
Beijing Shengtuo Autohome Advertising Co., Ltd.	September 21, 2010	PRC	—
Beijing Shengtuo Hongyuan Information Technology Co., Ltd. (“Shengtuo Hongyuan”)	November 8, 2010	PRC	—
Beijing Shengtuo Chengshi Advertising Co., Ltd.	November 12, 2010	PRC	—
Shanghai You Che You Jia Advertising Co., Ltd. (“Shanghai Advertising”)	December 31, 2011	PRC	—
Beijing Autohome Used Car Appraisal Co., Ltd.	January 30, 2015	PRC	—
Beijing Autohome Used Car Brokerage Co., Ltd.	June 10, 2015	PRC	—
Shanghai Tianhe Insurance Brokerage Co., Ltd.	September 21, 2017	PRC	—
Shanghai Leyulv Travel Agency Co., Ltd.	November 28, 2018	PRC	—

The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”. The Group provides media services, leads generation services and online marketplace and others through its websites
and mobile applications.
These services are primarily offered to automakers and dealers, and advertising agencies that represent automakers and dealers in the automobile industry, and financial institutions. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries and VIEs.

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
In September 2016 and March 2017, the then individual nominee shareholders of Shengtuo Hongyuan, Autohome Information and Shanghai Advertising, entered into Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements with Min Lu and Haiyun Lei, pursuant to which the then individual nominee shareholders transferred all of their equity interest in each of the entities to Min Lu and Haiyun Lei. In September 2016 and in March 2017, each of Autohome WFOE and Chezhiying WFOE, and each of Shengtuo Hongyuan and its two subsidiaries, Autohome Information and its two subsidiaries and Shanghai Advertising, and each of Min Lu and Haiyun Lei, as the individual nominee shareholder of VIEs, entered into contractual agreements.
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
Consolidation: Overall
.
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
VIEs contributed an aggregate of 4.4%, 9.3% and 8.3% of the consolidated net revenues for the years ended December 31, 2017, 2018 and 2019, respectively, after elimination of inter-company transactions. As of December 31, 2018 and 2019, the VIEs accounted for an aggregate of 14.8% and 9.6%, respectively, of the consolidated total assets, and 6.5% and 4.7%, respectively, of the consolidated total liabilities after elimination of inter-company balances.
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
The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs included in the Company’s consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows:

	December 31,
	2018	2019
	RMB	RMB	US$
Current assets	855,789	375,908	53,996
Non-current assets	1,641,154	1,607,933	230,965

Total assets	2,496,943	1,983,841	284,961

Accrued expenses and other payables	182,885	109,934	15,791
Advance from customers	55,268	63,969	9,189
Deferred revenue	36,847	18,947	2,722
Amounts due to related parties	1,569	453	65
Inter-company payables	509,899	86,275	12,392

Total current liabilities	786,468	279,578	40,159

Other liabilities	14,880	12,383	1,778
Deferred tax liabilities	12,135	7,121	1,023

Total non-current liabilities	27,015	19,504	2,801

Total liabilities	813,483	299,082	42,960

Net assets	1,683,460	1,684,759	242,001

1.	ORGANIZATION (CONTINUED)

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net revenues	274,774	673,188	702,040	100,842

Net income/(loss)	20,380	29,099	(848)	(122)

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net cash generated from/(used in) operating activities	851,872	(224,531)	(446,358)	(64,115)

Net cash (used in)/generated from investing activities	(802,710)	131,087	478,513	68,734
Net cash generated from financing activities	—	—	—	—

The revenue-producing assets that are held by the VIEs comprise of customer relationships, trademarks, websites, domain names, operating license and servers.
The current assets of the VIEs included amounts due from PRC subsidiaries of RMB169,546 and RMB149,925 (US$21,535), as of December 31, 2018 and 2019, respectively, which were eliminated upon consolidation by the Company. The current liabilities of the VIEs included amounts due to PRC subsidiaries of RMB
509,899
and RMB
86,275
(US$
12,392
), as of December 31, 2018 and 2019, respectively, which were eliminated upon consolidation by the Company. There was no pledge or collateralization of the VIEs’ assets and the WFOEs have not provided any financial support that they were not previously contractually required to provide to the VIEs. There were no assets of the VIEs that can only be used to settle their own obligations. Creditors of the VIEs have no recourse to the general credit of the WFOEs, which are the primary beneficiaries of the VIEs.
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
The functional currency of the Company, its Cayman subsidiaries and Cheerbright, is the United States dollar (“US$”), whereas the Company’s subsidiaries and VIEs with operations in the PRC, Hong Kong, and other jurisdictions generally use their respective local currencies as their functional currencies as determined based on the criteria of ASC 830
, Foreign Currency Matters
. The Company uses the RMB as its reporting currency. Transactions denominated in foreign currencies are re-measured
into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured
at the balance sheet date exchange rate. Exchange gains and losses are included in other income, net in the consolidated statements of comprehensive income.
Assets and liabilities of the Company and Company’s subsidiaries, other than the subsidiaries with the functional currency of RMB, are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year.
(e)	Convenience Translation
Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.9618 on December 31, 2019 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.
(f)	Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand, demand deposits, time deposits and money market funds placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities of three months or less.
(g)	Short-term Investments
Short-term investments represent bank deposits, adjustable-rate financial products with original maturities of greater than 3 months but less than 1 year and money market funds that are measured at fair value. In accordance with ASC 825
, Financial Instruments
, for adjustable-rate financial products with the interest rate indexed to performance of underlying assets and money market funds, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income as interest income.
(h)	Restricted Cash
Restricted cash primarily represents cash deposits in a regulatory escrow account related to insurance brokerage services.
The following table provides a reconciliation of the amount of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31,
	2017	2018	2019
	RMB	RMB	RMB
Amounts shown in Consolidated Balance Sheets:
Cash and cash equivalents	911,588	211,970	1,988,298
Restricted cash	—	5,000	5,200

Total cash, cash equivalents and restricted cash as shown in Consolidated Statements of Cash Flows	911,588	216,970	1,993,498

(i)	Fair Value Measurements of Financial Instruments
Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, other non-current
assets excluding operating lease right-of-use assets, accrued expenses and other payables, and amounts due to related parties. The carrying values of these financial instruments excluding other non-current
assets approximated their fair values due to the short-term maturity of these instruments.
ASC topic 820 (“ASC 820”),
Fair Value Measurements and Disclosures
, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
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

Category	Estimated useful life
Trademark s	3-15 years
Customer relationship	5 years
Websites	4 years
Domain names	4-10 years
Licensing agreements	1.75 years
Insurance brokerage license	4 years
(l)	Long-term Investments
The Company’s long-term investments consist of equity method investments. Investments in entities in which the Company can exercise significant influence and holds an investment in voting common stock or in-substance
common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”),
Investments-Equity Method and Joint Ventures
. Under the equity method, the Company initially records its investments at cost. The Company subsequently adjusts the carrying amount of the investments to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investments. The Company evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(m)	Goodwill
Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2018 and 2019 were related to its acquisition of Cheerbright, China Topside and Norstar. In accordance with ASC 350,
Goodwill and Other Intangible Assets
, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.
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
Management has determined that the Group represents the lowest level within the entity at which goodwill is monitored for internal management purposes. Management evaluated the recoverability of goodwill by performing a qualitative assessment before using a two-step
impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more-likely-than-not
that the fair value of the reporting unit is in excess of its carrying amount. Therefore, management concluded that it was not necessary to proceed to the two-step
goodwill impairment test. At December 31, 2018 and 2019, goodwill was RMB1,504,278 and RMB1,504,278 (US$216,076), respectively. No impairment loss was recorded for any of the years presented.
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
A convertible bond that is not within the scope of ASC 320 “
Investments - debt and equity securities
” is accounted for under ASC 310 “
Receivables
”. The initial investment amount of US$100,000 was first allocated, based on fair value, to any freestanding instrument that was purchased together with the convertible loan, and to any embedded features requiring separate recognition under ASC 815 “
Derivatives and Hedging
”. The US$65,000 warrant was recognized as a freestanding financial derivative and recorded at its fair value; any subsequent changes in fair value will be recognized in earnings. There were no embedded features that required separate recognition. After allocation, the remaining investment amount was recognized as the convertible bond. The difference between the carrying value and face value of the convertible bond, after allocation, was treated as a discount on convertible bond and is amortized and recognized as interest income using the effective interest method. The convertible bond is carried at its amortized cost, net of the discount.

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
In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “
Revenue from Contracts with Customers
(Topic 606)” (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. Subsequently, the FASB issued several amendments and updates to the new revenue guidance. The Company adopted the new revenue guidance beginning January 1, 2018 by applying the modified retrospective method to those contracts that are not completed as of January 1, 2018, with the comparative information not being adjusted and continues to be reported under ASC 605. The most significant impact for the Company is the change from presentation of value-added tax (“VAT”) on gross basis to net basis. This change reduces revenues and costs of revenues for the gross amount of VAT collected and paid, respectively, and presents VAT refunds as a component of other income, net. This change has no impact on the determination of the amount or timing of services and other revenue to be recognized and is only a change in classification. There were no adjustments to the opening balance of retained earnings upon initially applying the new guidance. Adoption of the new revenue recognition standards had no impact to the Group’s consolidated balance sheet, consolidated statement of cash flows, consolidated statement of changes in shareholders’ equity for the year ended December 31, 2018.
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
The Group’s revenues are derived from media services, leads generation services and online marketplace and others. Under Topic 606, revenues are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The recognition of revenue involves certain management judgments including identification of performance obligations, standalone selling price for each performance obligation, estimation of variable consideration represented by sales rebates, etc. The Group provides rebates to agency companies based on their cumulative annual advertising and service volume, and the timeliness of their payment
s
, which are accounted for as variable consideration. The Group estimate its obligations under such agreements by applying the most likely amount method, based on an evaluation of the likelihood of the agency companies’ achievement of the advertising and service volume targets, and the timeliness of their payment
s
, after taking into account the agency companies’ purchase trends and history. A refund liability (included in accrued expenses and other payables) is recognized for expected sales rebates payable to agency companies in relation to advertising services provided. The Group recognizes revenue for the amount of fees it receives from its clients, after deducting these sales rebates, and net of VAT collected from customers. The Group believes that there will not be significant changes to its estimates of variable consideration and updates the estimate at each reporting period as actual utilization becomes available.
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
Media services
Media services revenues mainly include revenues from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices. The majority of online advertising service contracts involve multiple deliverables or performance obligations presented on PC and mobile platforms and under different formats such as banner advertisements, links and logos, other media insertions and promotional activities that are delivered over different periods of time. Revenue is allocated among these different deliverables based on their relative standalone selling prices. The Group generally determines the standalone selling price as the observable price of a product or service charged to customers when sold on a standalone basis. Advertising services are primarily delivered based on cost per day (“CPD”) pricing model. For CPD advertising arrangements, revenue is recognized when the corresponding advertisements are published over the stated display period. For cost per thousand impressions (“CPM”) model, revenue is recognized when the advertisements are displayed and based on the number of times that the advertisement has been displayed. For cost-per-click (“CPC”) model, revenue is recognized when the user clicks on the customer-sponsored links and based on the number of clicks. For certain marketing campaigns and promotional activities services, revenue is recognized when the corresponding services have been rendered.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Leads generation services
Leads generation services primarily include revenues from (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and (iii) used car listing services. Under the dealer subscription services, the Group makes available throughout the subscription period a webpage linked to its websites and mobile applications where the dealers can publish information such as the pricing of their products, locations and addresses and other related information. Usually, advanced payment is made for the dealer subscription services and revenue is recognized over time on a straight line basis as services are constantly provided over the subscription period. For the advertising services sold to individual dealers, revenue is recognized when the advertising is published over the stated display period. The used car listing services primarily include
listing and display of used vehicles, generation of sales leads, etc
, through the Group’s platform. The used car platform acts as a user interface that allows potential used car buyers to identify listings that meet their specific requirements and contact the seller. The service fee is charged per the number of displayed days, or quantity of sales leads delivered. Revenue is recognized respectively at a point in time upon the display of vehicles or the delivery of sales leads.
Online marketplace and others
Online marketplace and others revenue primarily consist of revenues related to new car and used car marketplace, auto-financing business, data products and others. For the new car and used car marketplace, and auto-financing business, the Group provides platform-based services including facilitation of transactions, transaction-oriented marketing solutions, generation of sales leads and facilitation of transactions as an insurance brokerage service provider. For the new car marketplace, the Group also acts as the platform for users to review automotive-related information, purchase coupons offered by automakers for discounts and make purchases to complete the transaction. For the used car platform, the Group acts as a used car consumer-to-business-to-consumer, or C2B2C, transaction system that facilitates the used car transaction between the sellers and buyers and charge the service fee per each sale. For the auto-financing business, the Group provides a platform which serves as a bridge to match users and automobile sellers that have auto financing needs with the Group’s cooperative financial institutions that offer a variety of products covering merchant loans, consumer loans, leases and insurance services. The auto-financing service fee is charged on a per sale or lead basis. The service fee is recognized at a point in time when the relevant information is displayed, marketing solution package is delivered, when the sales leads are delivered or upon the successful facilitation of transaction. For the data products, the Group provides data analysis reports and data-driven intelligent sales and marketing tools for the automakers and dealers and recognizes revenue at a point in time upon the delivery of reports or over the period of the consumption or utilization of marketing tools by the automakers and dealers.
Contract Balances
Payment terms and conditions vary by contract and service types. However, generally speaking, excluding dealer subscription and used car listing, the rest of service contracts usually require payment within several months of service delivery. The term between billings and when payment is due is not significant and the
Group
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
revenue
of
RMB1,510,726
(
US$
217,002
)
was fully recognized as revenue for the year ended December 31, 2019. There is no significant change in contract liability balance for the year ended December 31, 2019.
Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. An accounts receivable balance is written off after all collection effort has ceased.

F
-
20

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Practical Expedients and Exemptions
The Company has elected to use the practical expedient to not disclose the remaining performance obligations for contracts that have durations of one year or less. The Company does not have significant remaining performance obligations in excess of one year. For the remaining performance obligations as of December 31, 2019, most of them are to be recognized within a year.
The revenue standard requires the
G
roup
to recognize an asset for the incremental costs of obtaining a contract with a customer if the benefit of those costs is expected to be longer than one year. The Group has determined that sales commission for sales personnel meet the requirements of capitalization. However, the Group applies a practical expedient to expense these costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.
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
(r)	Advertising Expenditures
Advertising expenditures which amounted to RMB767,528, RMB1,047,160 and RMB
1,649,660
(US$236,959) for the years ended December 31, 2017, 2018 and 2019, respectively, are expensed as incurred and are included in sales and marketing expenses.
(s)	Product Development Expenses
Product development expenses consist primarily of employee costs related to personnel involved in the development and enhancement of the Group’s service offerings on its websites and mobile applications, and expenditure for research and development activities. The Group recognizes these costs as expenses when incurred, unless they qualify for capitalization
as software development costs.
(t)	Leases
Adoption of the New Lease Accounting Standard
In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No.
 2016-02,
Leases
(“ASU
2016-02”).
Further, as a clarification of the new guidance, the FASB issued several amendments and updates. The Group adopted the new lease guidance beginning January 1, 2019 by applying the modified retrospective method to those contracts that are not completed as of January 1, 2019, with the comparative information not being adjusted and continues to be reported under historic accounting standards. There is no impact to retained earnings at adoption.
The Group has elected to utilize the package of practical expedients at the time of adoption, which allows the Group to (1) not reassess whether any expired or existing contracts are or contain leases, (2) not reassess the lease classification
of any expired or existing leases, and (3) not reassess initial direct costs for any existing leases. The Company also has elected to utilize the short-term lease recognition exemption and, for those leases that qualified, the Group did not recognize operating lease right-of-use
(“ROU”) assets or operating lease liabilities.
Upon the adoption of the new guidance on January 1, 2019, the
Group
recognized operating lease ROU assets of RMB184,849 and operating lease liabilities of RMB176,376 (including current portion of RMB121,780 and non-current
portion of RMB54,596).

F
-
21

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Lease Accounting Policies
The Group determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. The Group has operating leases for office buildings and data centers and has no finance leases as of December 31, 2019. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.
As the Group’s leases do not provide an implicit rate, an incremental borrowing rate is used based on the information available at the commencement date, to determine the present value of lease payments. The incremental borrowing rate approximates the rate the Group would pay to borrow in the currency of the lease payments for the weighted-average life of the lease.
The operating lease ROU assets also include any lease payments made prior to lease commencement and exclude lease incentives and initial direct costs incurred if any. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.
The Group’s lease agreements contain both lease and
non-lease
components, which are accounted for separately based on their relative standalone price.
As of December 31, 2019, the Group recognized the following items related to operating
lease in its consolidated bal
a
nce sheet.

		As of December 31, 2019
		RMB	US$
	Classification in C onsolidated B alance S heet
Operating lease ROU assets	Other non-current assets	81,055	11,643
Operating lease liabilities, current portion	Accrued expenses and other payables	52,781	7,582
Operating lease liabilities, non-current portion	Other liabilities	23,067	3,313

Lease cost recognized in the Group’s consolidated statements of comprehensive income is summarized as follows:

		For the Year e nded December 31, 2019
		RMB	US$
	Classification in C onsolidated Statements of Comprehensive Income
Operating lease cost	Cost of revenues and operating expenses	128,507	18,459
Cost of other leases with terms less than one year	Cost of revenues and operating expenses	38,229	5,491

Maturities of operating lease liabilities are as follows:

	For the year ended December 31,
	RMB	US$
2020	54,091	7,770
2021	19,963	2,867
2022	4,719	678

Total lease payments	78,773	11,315

Less imputed interest	(2,925)	(420)

Total	75,848	10,895

As of December 31, 2019, the
Group’s
weighted-average remaining lease term was
 0.67
 years, and weighted-average discount rate was

4.63%.

F-2
2

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

As of December 31, 2019, the Group does not have any significant operating or finance leases that have not yet commenced. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants
.
The
Group
leased office space and data centers from its related party, Ping An Group for a total amount of RMB72,185 (US$10,369) for the year ended December 31, 2019.
Supplemental cash flow information related to operating leases is
 as follows:

	For the year ended December 31, 2019
	RMB	US$
Cash paid for amounts included in the measurement of operating lease liabilities	132,096	18,974
Operating lease ROU assets obtained in exchange for operating lease liabilities	54,315	7,802

(u)	Income Taxes

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
The Group applies ASC 740,
Accounting for Income Taxes
, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has recorded unrecognized tax benefits in the other liabilities line item in the accompanying consolidated balance sheets. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “income tax expense”, in the consolidated statements of comprehensive income.
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

F-2
3

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
Noncontrolling
interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of comprehensive income to distinguish the interests from that of the Company.

(y)	Segment Reporting
In accordance with ASC
280-10,
Segment Reporting: Overall
, the Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole; hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

(z)	Employee Benefits
The full-time employees of the Company’s PRC subsidiaries and VIEs are entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total expenses for the employee benefits plans were RMB270,794, RMB319,491 and RMB344,829 (US$49,532) for the years ended December 31, 2017, 2018 and 2019, respectively.

(aa)	Share-based Compensation
Share-based awards granted to employees are accounted for under ASC 718,
Compensation—Stock Compensation
, which requires that share-based awards granted to employees be measured based on the grant date fair value and recognized as compensation expense over the requisite service period (which is generally the vesting period) in the consolidated statements of comprehensive income. The Company has elected to recognize compensation expense using the straight-line method for all share-based awards granted with service conditions that have a graded vesting schedule. For awards with performance condition and multiple service dates, if the performance conditions are all set at inception and independent for each year, each tranche is accounted for as a separate award with its own requisite service period. Compensation cost is recognized over the respective requisite service period separately for each separately-vesting tranche as though each tranche of the award is, in substance, a separate award.
F-2
4

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Under ASC 718, an entity can make an accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. The Company has elected to estimate the forfeiture rate at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. The Company recognizes compensation cost for awards with performance conditions if and when the Company concludes that it is probable that the performance condition will be achieved. The Company reassesses the probability of vesting at each reporting period for awards with performance conditions and adjusts compensation cost based on its probability assessment.
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
The Company accounts for a change in any of the terms or conditions of share-based awards as a modification in accordance with ASC subtopic
718-20,
Compensation-Stock Compensation: Awards Classified as Equity
, whereby the incremental fair value, if any, of a modified award, is recorded as compensation cost on the date of modification for vested awards or over the remaining vesting period for unvested awards. The incremental compensation cost is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.
(bb)	Other income, net
Commencing in 2018 with the adoption of the new revenue accounting standard, VAT refunds are presented as a component of other income, net. For Beijing Prbrownies Software Co., Ltd. and Chengdu Prbrownies Software Co., Ltd., they are subject to 13% VAT (or 16% VAT before April 1, 2019 and

17% before May 1, 2018)

for the dealer subscription services and other services, which were sold in the form of software products. Since
November 2014
and
December 2016
, respectively, Beijing
Prbrownies
Software Co., Ltd. and Chengdu
Prbrownies
Software Co., Ltd. are entitled to an immediate
10
% VAT (or
13
%
before April 1, 2019 and 14% before May 1, 2018)

refund, which is a refund in excess of
3
% VAT on the total VAT payable, after their registration of software products with relevant authorit ie
s
 and obtaining
a
refund approval from
 the
l
ocal tax bureau.
Other income, net also includes government grants, which primarily represent subsidies and tax refunds for operating a business in certain jurisdictions and fulfilment of specified tax payment obligations. These grants are not subject to any specific requirements and are recorded when received. For the years ended December 31, 2017, 2018 and 2019,

RMB25,657, RMB45,190
and
RMB147,694
(
US$
21,215
)

of government grants were recorded as other income, net.
( cc)	Commitment and contingencies
From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.
(dd)	Recent Accounting Pronouncements
In June 2016, the FASB issued ASU No.
 2016-13
Financial Instruments—Credit Losses
(“ASU
2016-13”).
Further, as a clarification of the new guidance, the FASB issued several subsequent amendments and updates to ASU
2016-13
. The new ASU replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The amendments are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company will adopt ASU
2016-13
beginning January 1, 2020 by applying the modified retrospective method with the cumulative effect of initially applying the guidance recognized at the date of initial application. The Company has finalized its analysis and the impact to the opening balance of retained earnings at January 1, 2020 will be immaterial.

F-
25

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In January 2017, the FASB issued ASU No.
 2017-04,
Simplifying the Test for Goodwill Impairmen
t (“ASU
2017-04”).
The amendments in ASU
2017-04
remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in ASU
2017-04
are effective for annual or any interim goodwill impairment tests beginning after December 15, 2019 and should be applied on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company has finalized its analysis of the new goodwill impairment model, and there was no significant impact on the Company’s consolidated financial statements.
(ee) Concentration of Risk
Credit risk
Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. As of December 31, 2018 and 2019, cash and cash equivalents, restricted cash and short-term investments altogether amounting to

RMB
10,066,458
and RMB
12,800,310
(US$
1,838,649)
,

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
Accounts receivable are typically unsecured and derived from revenue earned from customers, which are exposed to credit risk. The risk is mitigated by the Group’s assessment of its customers’ creditworthiness and its ongoing monitoring process of outstanding balances. The Group maintains reserves for allowance of doubtful accounts and these allowances have generally been within expectations. There were three customers and no customer that individually represented greater than 10% of the total accounts receivable as of December 31, 2018 and 2019.
Business, customer, political, social and economic risks
The Group participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows; changes in the overall demand for services and products; changes in business offerings; epidemic outbreak that may cause disruption to business operation of the Group, its customers and suppliers; competitive pressures due to new entrants; acceptance of the Internet as an effective marketing platform by China’s automotive industry; changes in certain strategic relationships or customer relationships; growth in China’s automotive industry, regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth.
There were no customers that individually represented greater than 10% of the total net revenues for the years ended December 31, 2017, 2018 and 2019, respectively.
Currency convertibility risk
The Group transacts majority of its business in RMB
, which is not freely convertible into foreign currencies. According to the relevant regulations in the PRC, all foreign exchange transactions are required to take place either through the People’s Bank of China (“PBOC”) or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.
Most of the cash and cash equivalents and short-term investments held by PRC subsidiaries and the VIEs are denominated in RMB, while a portion of cash and cash equivalents and short-term investments held by PRC subsidiaries and the VIEs are denominated in US$. Cash distributed outside of the PRC by PRC subsidiaries and the VIEs are subject to PRC dividend withholding tax.

F-2
6

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency exchange rate risk
Since July 21, 2005, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There was appreciation of 6.7%, depreciation of 5.4%, and depreciation of 1.2% for the years ended December 31, 2017, 2018 and 2019, respectively. Any significant appreciation or depreciation of the RMB may materially and adversely affect the Group’s earnings and financial position, and the value of, and any dividends payable on, the Company’s ADSs in U.S. dollars. For example, to the extent that the Group need to convert U.S. dollars it received from its initial public offering into RMB to pay its operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount it would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Group’s earnings, which in turn could adversely affect the price of ADSs.
3.	FAIR VALUE MEASUREMENT
Assets measured at fair value on a recurring basis

	Fair Value Measurement at December 31, 2019 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2019
	RMB	RMB	RMB	RMB	US$
Cash equivalents
T ime deposits	—	738,112	—	738,112	106,023
Short-term investments
Term deposits	—	2,577,905	—	2,577,905	370,292
Adjustable-rate financial products	—	8,228,907	—	8,228,907	1,182,009
Restricted cash	—	5,200	—	5,200	747
Other non-current assets
Warrant	—	—	31,393	31,393	4,509

	—	11,550,124	31,393	11,581,517	1,663,580

	Fair Value Measurement at December 31, 2018 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2018
	RMB	RMB	RMB	RMB
Cash equivalents
Money market fund	7,295	—	—	7,295
Short-term investments
Term deposits	—	1,732,110	—	1,732,110
Money market fund	—	24,394	—	24,394
Adjustable-rate financial products	—	8,092,984	—	8,092,984
Restricted cash	—	5,000	—	5,000
Other non-current assets
Warrant	—	—	36,375	36,375

	7,295	9,854,488	36,375	9,898,158

F-2
7

3.	FAIR VALUE MEASUREMENT (CONTINUED)
Other financial instruments
The followings are other financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.
Financial assets including accounts receivable and amounts due from related parties are not
measured at fair value in the consolidated balance sheets, and the carrying values approximated fair value due to their short-term maturity. Financial liabilities including accrued expense and other payables, and amounts due to related parties are also not measured at fair value in the consolidated balance sheets, and the carrying values approximated fair value due to their short-term maturity.
Assets and liabilities measured at fair value on a non
-
recurring basis
The Group measures certain assets, including long-term investments, goodwill and intangible assets, at fair value on a non
-
recurring basis when they are deemed to be impaired (Level 3). The fair values of these assets are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge to these investments is recorded when the cost of the investment exceeds its fair value and this condition
is determined to be other-than-temporary.
4.	ACCOUNTS RECEIVABLE, NET
Accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,
	2018	2019
	RMB	RMB	US$
Accounts receivable	2,799,424	3,265,475	469,057
Allowance for doubtful accounts	(3,589)	(33,989)	(4,883)

Total	2,795,835	3,231,486	464,174

As of December 31, 2018 and 2019, all accounts receivable were due from third party customers.
An analysis of the allowance for doubtful accounts is as follows:

	December 31,
	2018	2019
	RMB	RMB	US$
Beginning balance	1,408	3,589	516
Additions charged to bad debt expense	3,789	37,141	5,335
Reversal	(1,574)	(465)	(67)
Write off	(34)	(6,276)	(901)

Ending balance	3,589	33,989	4,883

The Group recognized additions to allowance for doubtful accounts amounting to RMB1,110, RMB2,215 and RMB36,676 (US$5,268) within general and administrative expenses, for the years ended December 31, 2017, 2018 and 2019, respectively.

F-2
8

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consist of the following:

	December 31,
	2018	2019
	RMB	RMB	US$
Prepayments	188,481	216,809	31,143
Rental and other deposits	6,646	19,329	2,776
Interest receivable	8,030	18,269	2,624
Staff advances	5,444	4,040	580
Receivables from third-party payment platform	5,793	10,348	1,486
Other receivables	35,583	33,490	4,812

	249,977	302,285	43,421

Prepayments primarily include prepaid VAT and surcharges, prepaid promotional expenses and service fee.
6.	TAXATION
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
Hong Kong
Autohome HK
wa
s
 incorporated in Hong Kong on March 16, 2012. In October 2013, Autohome HK acquired Autohome Media, a Hong Kong advertising and marketing company. Also in 2015, three new entities were
established in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. For the years ended December 31, 2017, 2018 and 2019, except for the tax payment made by Autohome Financing Hong Kong Limited in relation to its disposal of Shanghai Youcheyoujia Financing Co., Ltd. as its 25% shareholder, the Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong during this period. Under the Hong Kong tax law, subsidiaries in Hong Kong are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.
The PRC
Autohome WFOE, Chezhiying WFOE, Beijing Autohome Technologies Co., Ltd., or Beijing Autohome Technologies, Beijing Prbrownies and Beijing Kemoshijie Technology Co., Ltd. are recognized as “High-New Technology Enterprise” (“HNTE”) and are eligible for a 15% preferential tax rate effective through 2021, 2020, 2020, 2020 and 2020, respectively, upon the completion of their filings with the relevant tax authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China. Three HNTEs, Autohome WFOE, Beijing Autohome Technologies and Beijing Prbrownies, further enjoy a more preferential enterprise tax rate of 10% as they are accredited as key software enterprises under the relevant PRC laws and regulations as well, which tax rate will continue to apply for so long as each of them maintains their respective key software enterprise status during each relevant tax year. In the meanwhile, Chengdu Prbrownies Software Co., Ltd., or Chengdu Prbrownies, is recognized as a software enterprise and enjoys a 50% reduction in the statutory income tax rate of 25% for the tax years of 2019, 2020 and 2021 provided that it maintains its status as a software enterprise during each relevant tax year.

F-2
9

6.	TAXATION (CONTINUED)
Pursuant to the Circular on Income Tax Policies for Further Encouraging the Development of Software Industry and Integrated Circuit Industry jointly issued by the State Administration of Taxation and the MOF on April 20, 2012, and the Circular on Issues concerning Preferential Enterprise Income Tax Policies for Software and Integrated Circuit Industries jointly issued by the Ministry Of Finance, the State Administration of Taxation, the National Development and Reform Commission and the Ministry of Industry and Information Technology on May 4, 2016, eligible software enterprises which pass annual review and filing by the relevant tax authorities can enjoy exemption of enterprise income tax for the first and second year as calculated from the profit making year or no later than December 31, 2017 if no profit is made prior to that date, and thereafter enjoy half of the statutory rate of 25% for the third through fifth year thereafter until the expiration of the preferential period. Beijing Prbrownies started to make profit since 2015, and it passed the review and filing as an eligible software enterprise by the relevant tax authorities in 2016 and 2017, which qualified it for the exemption of enterprise income tax for the tax years of 2015 and 2016. As each of Beijing Prbrownies, Autohome WFOE and Beijing Autohome Technologies, has further registered as a key software enterprise in 2018 and 2019, it enjoyed a reduced enterprise income tax of 10% for tax year of 2017 and 2018. Going forward, if any of Autohome WFOE, Beijing Autohome Technologies and Beijing Prbrownies fails to complete the filing and registration with the relevant tax authorities, it will no longer enjoy the preferential tax rate, and the applicable enterprise income tax rate may increase to up to 15% as an HNTE if it still maintains the HNTE qualification, or up to 25% if it loses the HNTE qualification. If Chengdu Prbrownies fails to maintain its software enterprise qualification, it will automatically forfeit the respective preferential tax treatment described above.
Except for the above-mentioned entities, our remaining PRC subsidiaries and all the VIEs were subject to enterprise income tax at a rate of 25% for 2017, 2018 and 2019.
The management subsequently assessed and concluded that the aforementioned uncertainty was eliminated in the fourth quarter of 2019 and a reversal of RMB150,714 (US$
21,649
) was recorded in 2019, composed of current income tax expense of RMB151,645 (US$
21,783
) and deferred income tax benefit of RMB931 (US$
134
). A reversal of RMB158,995 and RMB117,470 was also recorded in the fourth quarter of 2017 and 2018, each composed of current income tax expense of RMB163,651 and deferred income tax expense of RMB4,656, current income tax expense of RMB118,996 and deferred income tax expense of RMB1,526.
The basic earnings per share effects related to the preferential tax rate were RMB3.29, RMB3.18 and RMB2.73 (US$
0.39
) for the years ended December 31, 2017, 2018 and 2019, respectively.
The Company’s remaining PRC subsidiaries and all the VIEs were subject to Enterprise Income Tax (“EIT”) at a rate of 25% for the years ended December 31, 2017, 2018 and 2019.
Under the New EIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC
tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries

and
jurisdictions.
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

F-
30

6.	TAXATION (CONTINUED)
The Company’s subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted or substantially enacted in the countries where they operate and generate income.
The Group had minimal operations in jurisdictions other than the PRC. Income/(loss) before income tax expense consists of:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
PRC	2,266,075	3,197,471	3,647,316	523,904
Non PRC	(4,534)	43,950	53,690	7,712

	2,261,541	3,241,421	3,701,006	531,616

The income tax expense is comprised of:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Current	254,803	275,779	355,398	51,049
Deferred	12,279	102,111	144,963	20,823

	267,082	377,890	500,361	71,872

The reconciliation of income tax expense for the years ended December 31, 2017, 2018 and 2019 is as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Income before income tax expense	2,261,541	3,241,421	3,701,006	531,616
Income tax expense computed at PRC statutory tax rates (25%)	565,385	810,355	925,253	132,904
Non-deductible expenses	63,223	49,117	27,333	3,925
Research and development expenses super-deduction	(30,806)	(89,796)	(194,000)	(27,866)
Change in valuation allowances	(15,510)	(15,285)	16,420	2,359
Outside basis difference	7,360	8,481	(7,727)	(1,110)
Effect of international tax rate difference	1,133	(10,988)	(14,440)	(2,074)
Effect of preferential tax rate	(383,039)	(373,994)	(323,534)	(46,473)
Effect of withholding tax on dividend	59,336	—	71,056	10,207

Income tax expense	267,082	377,890	500,361	71,872

F-3
1

6.	TAXATION (CONTINUED)

Deferred tax
The significant components of deferred taxes are as follows:

	December 31,
	2018	2019
	RMB	RMB	US$
Deferred tax assets
Allowance for doubtful accounts	756	7,592	1,090
Accrued staff cost	1,268	1,119	161
Accrued expenses	26,061	11,550	1,660
Revenue recognition	5,941	11,051	1,588
Tax losses	96,025	52,411	7,528
VAT refund	—	351	50
Less: Valuation allowances	(39,872)	(56,292)	(8,086)

Total deferred tax assets	90,179	27,782	3,991

Deferred tax liabilities
Intangible assets and internally-developed software	10,540	15,691	2,253
Outside basis difference and others	445,381	451,740	64,889
Withholding income tax	—	71,056	10,207

Total deferred tax liabilities	455,921	538,487	77,349

In assessing the realizability of deferred tax assets, the Group has considered whether
it is
more-likely-than-not
that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Group records a valuation allowance to reduce deferred tax assets to a net amount that management believes is more-likely-than-not
of being realizable based on the weight of all available evidence. The Company recorded valuation allowances against the deferred tax assets of eleven and eight PRC subsidiaries and VIEs as of December 31, 2018 and 2019, respectively, due to the cumulative tax loss positions and insufficient forecasted future taxable income.
As of December 31, 2019, the Group had net operating losses of approximately RMB
209,642
(US$
30,113
), which can be carried forward to offset taxable income. The net operating loss will start to expire in 2020 if not utilized.
Deferred tax liabilities arising from undistributed earnings
The Enterprise Income Tax Law also imposes a withholding income tax of
10
% on dividends distributed by a Foreign Invested Enterprises (“FIEs”) to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China.
On November 6, 2017, the board of directors of the Company declared a special cash dividend of approximately RMB
5.08
per ordinary share. In 2017, the Company accrued RMB
59,336
of deferred income tax expenses associated with the cash dividend payment.
On November 4, 2019, the Company’s board of directors approved an annual cash dividend policy. Under the policy, starting from 2020, the Company will declare and distribute a recurring cash dividend at an amount equivalent to approximately
20
%
of the Company’s net income in the previous fiscal year. In 2019, the Company accrued RMB71,056 (US$10,207) of deferred income tax expenses associated with the expected cash dividend payment.
As of December 31, 2018 and 2019, the total amount of undistributed earnings from the Company’s PRC subsidiaries and VIEs that are considered to be permanently reinvested was RMB
8,274,556
and RMB
11,061,788
(US$
1,588,926
), respectively. As of December 31, 2018 and 2019, determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical.

F-3
2

6.	TAXATION (CONTINUED)

Unrecognized tax benefits
As of December 31, 2018 and 2019, the Company recorded an unrecognized tax benefit of RMB
24,068
and RMB
22,467
(US$
3,228
), respectively, of which nil and nil, respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. This represents the difference between the amount of benefit recognized in the statement of financial position and the amount taken or expected to be taken in a tax return. It is possible that the amount of uncertain tax position will change in the next twelve months, however, an estimate of the range of the possible outcomes cannot be made at this time. As of December 31, 2018 and 2019, unrecognized tax benefits of RMB
11,659
and RMB
8,436
(US$
1,212
), respectively, if ultimately recognized, will impact the effective tax rate.
A roll-forward of unrecognized tax benefits is as follows:

	December 31,
	2018	2019
	RMB	RMB	US$
Beginning balance	19,047	11,659	1,675
Additions based on tax positions related to current year	—	—	—
Decreases based on tax positions related to prior years	(7,388)	(3,223)	(463)

Ending balance	11,659	8,436	1,212

During the years ended December 31, 2017, 2018 and 2019, the Company recorded late payment interest expense of nil, nil and nil, and penalties of nil
,
nil
and
nil
, respectively, as part of income tax expense. As of December 31, 2018 and 2019, the Company recorded RMB
12,409
and RMB
14,031
(US$
2,016
) for late payment interest expense, and
nil
and
nil
for penalties.
The tax years ended December 31, 2015 through 2019 for the Company’s PRC subsidiaries and VIEs remain subject to examination by the PRC tax authorities.
7.	PROPERTY AND EQUIPMENT, NET
Property and equipment consist of the following:

	December 31,
	2018	2019
	RMB	RMB	US$
At cost:
Electronic equipment	418,381	525,545	75,491
Office equipment	1,534	2,057	295
Motor vehicles	3,645	4,583	658
Software	40,255	134,393	19,304
Leasehold improvements	41,225	46,053	6,615

	505,040	712,631	102,363
Less: Accumulated depreciation	(334,842)	(430,858)	(61,889)

	170,198	281,773	40,474

Depreciation expense was RMB
81,915
, RMB90,270 and RMB106,941 (US$15,361) for the years ended December 31, 2017, 2018 and 2019, respectively.

F-3
3

8.	INTANGIBLE ASSETS, NET
The following tables present the Group’s intangible assets with definite lives as of the respective balance sheet dates:

	December 31, 2019
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB	US$
Trademarks	68,380	(52,439)	15,941	2,289
Customer relationship	9,050	(9,050)	—	—
Websites	27,000	(27,000)	—	—
Domain names	2,023	(1,940)	83	12
Licensing agreements	2,670	(2,670)	—	—
Insurance brokerage license	28,133	(16,411)	11,722	1,684

	137,256	(109,510)	27,746	3,985

	December 31, 2018
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB
Trademarks	68,380	(47,868)	20,512
Customer relationship	9,050	(9,050)	—
Websites	27,000	(27,000)	—
Domain names	2,021	(1,884)	137
Licensing agreements	2,612	(2,612)	—
Insurance brokerage license	28,133	(9,378)	18,755

	137,196	(97,792)	39,404

The
Group
obtained insurance brokerage license in 2017 through acquisition of Shanghai Tianhe Insurance Brokerage Co., Ltd., which was accounted for as asset acquisition. The intangible assets are amortized using the straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from approximately 1.75 to 15 years. Amortization expense was RMB6,923, RMB11,623 and RMB11,662 (US$1,675) for the years ended December 31, 2017, 2018 and 2019, respectively.
The annual estimated amortization expenses for the acquired intangible assets for each of the next five years are as follows:

	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB
Amortization expenses	11,635	9,248	4,559	2,282	5

9.	LONG-TERM INVESTMENTS

As of December 31, 2018 and 2019, the Company holds several equity investments through its subsidiaries or VIEs, all of which were accounted for under the equity method since the Company can exercise significant influence but does not own a majority equity interest in or control them.

F-
34

9.	LONG-TERM INVESTMENTS (CONTINUED)

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
The carrying amount of all of the equity method investments was RMB70,979 and RMB71,664 (US$
10,294
) as of December 31, 2018 and 2019, respectively. The Company excluded the summarized information for these equity method investees as they were insignificant either individually or on an aggregated basis for all the years presented.
No
impairment charges associated with the equity method investments were recognized during any of the years presented.
10.	OTHER NON-CURRENT ASSETS
Other
 non-current
 assets consist of the following:

	December 31,
	2018	2019
	RMB	RMB	US$
Convertible bond	675,334	757,864	108,860
Warrant	36,375	31,393	4,509
Operating lease right-of-use assets	—	81,055	11,643
Others	21,096	4,219	606

	732,805	874,531	125,618

Fair value change of the warrant was nil, RMB
11,017
and RMB
5,442
(US$

) for the years ended December 31, 2017, 2018 and 2019, respectively.
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

F
-35

10.	OTHER NON-CURRENT ASSETS (CONTINUED)

To estimate the fair value of the warrant, Black-Scholes Option Pricing Model was used in the valuation, with the following assumptions:

	December 31, 2018	December 31, 2019
Risk-free interest rate	2.5%	1.6%
Exercise price	US$65,000	US$65,000
Dividend yield	0.00%	0.00%
Expected time to exercise (years)	2.4	1.4
Asset volatility	25.0%	28.0%

11.	ACCRUED EXPENSES AND OTHER PAYABLES
The components of accrued expenses and other payables are as follows:

	December 31,
	2018	2019
	RMB	RMB	US$
VAT and surcharges payable	156,045	107,770	15,480
Payroll and welfare payable	574,389	495,711	71,204
Accrued rebates	880,624	683,915	98,238
Deposit from customers	80,385	43,283	6,217
Accrued expenses	571,625	915,978	131,572
Payable for purchase of fixed assets	27,132	23,847	3,425
Professional service fees	9,206	1,969	283
Payable for exercise of share-based awards	39,500	15,977	2,295
Operating lease liabilit ies - current portion	—	52,781	7,582
Others	101,042	76,207	10,947

	2,439,948	2,417,438	347,243

12.	RELATED PARTY TRANSACTIONS

Name of related parties	Relationship with the Group
Ping An and its subsidiaries (“Ping An Gr o up”)	The Company’s controlling shareholder and its subsidiaries
Mango JV	An equity-method investee of the Company’s subsidiary
Shanghai Visionstar	An equity-method investee of the Company’s subsidiary

Ping An became the Company’s controlling shareholder in June 2016 and therefore Ping An Group became the Company’s related party since then.
During the years ended December 31, 2017, 2018 and 2019, related party transactions were as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Services provided to Ping An Group (a)	21,171	473,466	447,010	64,209
Services provided to other related parties	1,768	124	340	49

Net revenues from related parties	22,939	473,590	447,350	64,258

Services provided by and assets purchased from Ping An Group (b)	55,220	88,658	107,706	15,471
Services provided by and assets purchased from other related parties	2,644	10,415	15,717	2,258

Interest income from Ping An Group	35,049	50,968	47,459	6,817

F-
36

12.	RELATED PARTY TRANSACTIONS (CONTINUED)

As of December 31, 2018 and December 31, 2019, balances with related parties were as follows:

	December 31, 2018	December 31, 2019
	RMB	RMB	US$
Amounts due from related parties, current
Ping An Group (c)	34,018	29,489	4,236
Mango JV	29	12	2

	34,047	29,501	4,238

Amounts due from related parties, non-current
Ping An Group (c)	2,041	4,509	648

	2,041	4,509	648

Amounts due to related parties
Ping An Group (d)	19,463	26,155	3,757
Mango JV	208	507	73
Shanghai Visionstar	—	9,725	1,397
Other related parties	197	—	—

	19,868	36,387	5,227

(a)	The amount represents the commission fee for transaction facilitation service on financial product including loan and insurance products and advertising services provided to Ping An Group.

(b)	The amount represents rental and property management services, technical services, other miscellaneous services and assets provided by Ping An Group.

(c)	Receivable from Ping An Group primarily consists of deposit in relation to the operating lease and other agreements, service fee receivable, and interest receivable from cash and cash equivalents and short-term investments held at Ping An Group. As of December 31, 2018 and 2019, the Group had cash and cash equivalents and short-term investments of RMB1,117,132 and RMB1,907,217 (US$273,955) at Ping An Group, respectively.

(d)	The outstanding payable to Ping An Group primarily consists of payable for provision of services related to business operation, IDC service fee and other miscellaneous services.

13.	COMMITMENTS AND CONTINGENCIES

Legal proceedings
From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. The Group does not believe that any currently pending legal proceeding to which the Group is a party will have a material effect on its business, balance sheets,
or
results of operations or cash flows.

F-3
7

14.	COST OF REVENUES

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Content-related costs	390,885	441,459	633,042	90,931
Depreciation and amortization	41,579	41,600	31,169	4,477
Bandwidth and internet data center	89,889	105,313	106,146	15,247
VAT and surcharges (1)	484,811	231,916	189,935	27,282
Cost of sales (2)	351,521	—	—	—

	1,358,685	820,288	960,292	137,937

(1) Due to adoption of the new revenue standard, the operating results for the years ended December 31, 2018 and 2019 were presented on a net basis, with the net revenues and cost of revenues excluding VAT, while those for the year ended December 31, 2017 have not been restated and were presented on a gross basis with the net revenues and cost of revenues including VAT.
(2) Write-down of inventories and prepayment for vehicle purchase cost of
 RMB1,483, nil and nil was included in cost of sales for the years ended December 31, 2017, 2018 and 2019, respectively.
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
Upon the completion of
follow-on
offering in November, 2014, 2,424,801 ADSs were issued by the Company and 6,964,612 Class B ordinary shares were converted into Class A ordinary shares, and the net proceeds from the follow-on
offering amounted to US$97,344, net of issuance costs. Each ADS represents one ordinary share. In June 2016, Telstra completed the sale of approximately 47.4% of the then Company’s total issued and outstanding shares to Yun Chen Capital Cayman, a wholly owned subsidiary of Ping An. Upon the completion of sale, all of the Company’s remaining Class B ordinary shares were converted into Class A ordinary shares. On February 22, 2017, Ping An further acquired from Telstra approximately 6.5% of the then total issued shares in the Company. As of December 31, 2019, the Company had ordinary shares outstanding, all comprised of 118,926,687 Class A ordinary shares.
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
Under PRC law, the Company’s PRC subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The subsidiary is required to allocate at least
10
% of their after tax profits on an individual company basis as determined under PRC accounting standards to the general reserve and has the right to discontinue allocations to the general reserve if such reserve has reached
50
% of registered capital on an individual company basis.

F-3
8

16.	RESTRICTED NET ASSETS (CONTINUED)

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The Company’s VIEs in the PRC are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Group in the form of loans, advances or cash dividends. As of December 31, 2017, 2018 and 2019, the Company’s PRC subsidiaries and VIEs had appropriated RMB
51,847
, RMB
75,929
and RMB
84,537
(US$
12,143
), respectively, of retained earnings for its statutory reserves.
As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax
income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict the Company’s PRC subsidiaries and VIEs from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2018 and 2019, amounts restricted are the net assets of the Company’s PRC subsidiaries and VIEs, which amounted to RMB
9,747,124
and RMB
13,311,536
(US$
1,912,083
), respectively.
The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation
S-X
Rule
4-08
(e)(3), “General Notes to the Financial Statements” and concluded that it was applicable for the Company to disclose the condensed financial information for the parent company (Note 19) for the years ended December 31, 2017, 2018 and 2019. For the purposes of presenting parent only financial information, the Company records its investments in its subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries and VIEs” and the profit of the subsidiaries and VIEs is included in “Share of income of subsidiaries and VIEs” in the condensed statements of comprehensive income.
17.	EARNINGS PER SHARE
Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2017	2018	2019
	Ordinary shares	Ordinary shares	Ordinary shares	Ordinary shares
	RMB	RMB	RMB	US$
Basic earnings per share:
Numerator:
Net income attributable to Autohome Inc.	2,001,619	2,871,015	3,199,966	459,646
Denominator:
Weighted average ordinary shares outstanding	116,379,846	117,671,971	118,582,096	118,582,096

Basic earnings per share	17.20	24.40	26.99	3.88

Diluted earnings per share:
Numerator:
Net income attributable to Autohome Inc.	2,001,619	2,871,015	3,199,966	459,646
Denominator:
Weighted average ordinary shares outstanding	116,379,846	117,671,971	118,582,096	118,582,096
Dilutive effect of share-based awards	1,679,010	1,563,408	933,151	933,151

Weighted average number of shares outstanding-diluted	118,058,856	119,235,379	119,515,247	119,515,247

Diluted earnings per share	16.95	24.08	26.77	3.85

The effects of 272,421,159,033 and 97,360 stock options were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the years ended December 31, 2017, 2018 and 2019, respectively. The effects of 201,432, 254,829 and 178,675 restricted shares were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the years ended December 31, 2017, 2018 and 2019, respectively.

F-3
9

18.	SHARE-BASED COMPENSATION

In order to provide additional incentives to employees and to promote the success of the Company’s business, the Company adopted a share incentive plan in 2011 (the “2011 Plan”), a share incentive plan in 2013 (the “2013 Plan”), Amended and Restated 2016 Share Incentive Plan (the “2016 Plan”) and 2016 Share Incentive Plan II (the “2016 Plan II”) in 2016, collectively “the Plans”. The Company may grant share-based awards to its employees, directors and consultants to purchase an aggregate of no more than 7,843,100, 3,350,000, 4,890,000 and 3,000,000 ordinary shares of the Company under the 2011 Plan, 2013 Plan, 2016 Plan and 2016 Plan II, respectively. 2011 Plan, 2013 Plan, 2016 Plan and 2016 Plan II were approved by the Board of Directors in May 2011, November 2013, March 2017 and December 2016, respectively. The Plans are administered by the Board of Directors or any of its committees as set forth in the Plans. For share options and restricted shares with service condition or performance condition granted under the Plans, majority are subject to vesting schedules of approximately four years with
25
% of the awards vesting each year and have a contractual term of ten years
.
Share options
The following table summarizes the Company’s employee share option activity under the share option plans:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
		US$	US$	Years	US$
Outstanding, January 1, 2019	1,422,651	38.87	29.66	8.26	56,505
Granted	14,976	85.31	45.26
Exercised	(388,984)	26.13
Forfeited	(171,250)	38.89

Outstanding, December 31, 2019	877,393	45.30	34.14	7.61	30,729

Vested and expected to vest at December 31, 2019	835,033	45.85	34.64	7.63	28,768

Exercisable as of December 31, 2019	310,571	38.31	31.11	7.35	13,000

The aggregate intrinsic value in the table above is calculated as the difference between the exercise price of the underlying awards and US$80.01, the closing stock price of the Company’s ordinary shares on December 31, 2019. The weighted-average grant-date fair value of options granted during the years ended December 31, 2017, 2018 and 2019 was US$30.23, US$52.60 and US$45.26, respectively. The total grant date fair value of options vested during the years ended December 31, 2017, 2018 and 2019 was RMB64,334, RMB63,708 and RMB79,197 (US$
11,376
), respectively. Total intrinsic value of options exercised during the years ended December 31, 2017, 2018 and 2019 was RMB257,025, RMB189,564 and RMB178,577 (US$
25,651
),
respectively.
The aggregate fair value of the outstanding options at the grant dates were determined to be RMB208,561 (US$
29,958
) and such amount shall be recognized as compensation expenses using the straight-line method for all employee share options granted with graded vesting. As of December 31, 2019, there was RMB100,173 (US$
14,389
) of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested share-based awards which are expected to be recognized over a weighted-average period of 2.05 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

F-
40

18.	SHARE-BASED COMPENSATION (CONTINUED)

Restricted shares
Restricted shares activity for the year ended December 31, 2019 was as follows:

	Number of shares	Weighted average grant date fair value
		US$
Outstanding, January 1, 2019	1,330,062	50.27
Granted	384,074	85.30
Vested	(481,358)	42.14
Forfeited	(227,488)	58.29

Outstanding, December 31, 2019	1,005,290	65.73

Expected to vest, December 31, 2019	817,600	65.41

The weighted average grant-date fair value of restricted shares granted during the years ended December 31, 2017, 2018 and 2019 was US$34.63, US$91.00 and US$85.30, respectively, which was derived from the fair value of the underlying ordinary shares. The total grant date fair value of restricted shares vested during the years ended December 31, 2017, 2018 and 2019 was RMB140,887, RMB106,563 and RMB141,227 (US$
20,286
). The aggregate fair value of the outstanding restricted shares at the grant dates were determined to be RMB460,022 (US$
66,078
) and such amount shall be recognized as compensation expense using the straight-line method for all restricted shares granted with graded vesting. As of December 31, 2019, there was RMB289,423 (US$
41,573
) of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested restricted shares which are expected to be recognized over a weighted-average period of 2.71 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.
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
The Company calculated the estimated fair value of the share-based awards on the respective grant dates using the binomial option pricing model with the following assumptions:

	2017	2018	2019
	RMB	RMB	RMB
Fair value of ordinary share	US$ 45.36 -US$ 54.84	US$63.91-US$98.31	US$87.39
Risk-free interest rates	2.30%- 2.44%	2.42%-3.09%	1.96%
Expected exercise multiple	2.2 - 2.8	2.2-2.8	2.2
Expected volatility	57%- 60%	52%-60%	53%
Expected dividend yield	0.00%	0.00%	0.00%
Weighted average fair value per option granted	US$ 27.05 -US$ 33.73	US$40.71-US$78.09	US$45.26

F-
41

18.	SHARE-BASED COMPENSATION (CONTINUED)
Share-based compensation expenses relating to options and restricted shares granted to employees recognized for the years ended December 31, 2017, 2018 and 2019 is as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Cost of revenues	15,166	16,112	15,508	2,228
Sales and marketing expenses	53,064	61,599	46,081	6,619
General and administrative expenses	59,954	55,992	62,884	9,033
Product development expenses	49,602	68,622	79,535	11,424

	177,786	202,325	204,008	29,304

19.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY
CONDENSED BALANCE SHEETS

	December 31,
	201 8	201 9
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	18,168	308,354	44,292
Short-term investments	272,332	—	—
Prepaid expenses and other current assets	13,752	33,723	4,844

Total current assets	304,252	342,077	49,136
Non-current assets:
Other non-current assets	713,854	789,542	113,411
Investment in subsidiaries and VIEs	10,167,881	13,522,962	1,942,452

Total non-current assets	10,881,735	14,312,504	2,055,863

Total assets	11,185,987	14,654,581	2,104,999

LIABILITIES AND SHAREHOLDERS’ EQUITY Current liabilities:
Accrued expenses and other payables	50,709	25,484	3,661

Total current liabilities	50,709	25,484	3,661

Total liabilities	50,709	25,484	3,661

Commitments and Contingencies
Shareholders’ equity:
Ordinary shares (par value of US$0.01 per share; 100,000,000,000 (including 99,931,211,060 Class A and 68,788,940 Class B) shares authorized; 118,056,345 and 118,926,687 shares issued and outstanding, all comprised of Class A, as of December 31, 2018 and 2019, respectively)	7,969	8,029	1,153
Additional paid-in capital	3,500,620	3,774,373	542,155
Accumulated other comprehensive income	128,375	148,415	21,318
Retained earnings	7,498,314	10,698,280	1,536,712

Total shareholders’ equity	11,135,278	14,629,097	2,101,338

Total liabilities and shareholders’ equity	11,185,987	14,654,581	2,104,999

F-4
2

19.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative expenses	(13,334)	(14,797)	(14,757)	(2,119)

Operating losses	(13,334)	(14,797)	(14,757)	(2,119)
Interest income	13,441	45,023	79,628	11,438
Fair value change of other non-current assets	—	(11,017)	(5,442)	(782)
Share of income of subsidiaries and VIEs	2,001,512	2,851,806	3,140,537	451,109

Income before income taxes	2,001,619	2,871,015	3,199,966	459,646
Income tax expense	—	—	—	—

Net income	2,001,619	2,871,015	3,199,966	459,646

Other comprehensive ( loss ) / income, net of tax of nil
Foreign currency translation adjustments	(55,055)	58,421	20,040	2,879

Comprehensive income	1,946,564	2,929,436	3,220,006	462,525

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net cash (used in)/generated from operating activities	(8,303)	14,214	(498)	(72)

Net cash (used in)/generated from investing activities	(77,005)	515,101	218,406	31,372

Net cash generated from/(used in) financing activities	61,070	(543,968)	68,676	9,865

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(1,486)	1,040	3,602	517

Net (decrease)/increase in cash and cash equivalents and restricted cash	(25,724)	(13,613)	290,186	41,682
Cash and cash equivalents and restricted cash at beginning of year	57,505	31,781	18,168	2,610

Cash and cash equivalents and restricted cash at end of year	31,781	18,168	308,354	44,292

(a)	Basis of accounting
For the Company only condensed financial information, the Company records its investment in its subsidiaries and VIEs under the equity method of accounting as prescribed in ASC
323-10
, Investments-Equity Method and Joint Ventures: Overall.
Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and share of their income as “Share of income of subsidiaries and VIEs” on the condensed statements of comprehensive income. The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.
(b)	Commitments
The Company does not have any significant commitments or long-term obligations as of any of the years presented.
20.	SUBSEQUENT EVENTS
On February 19, 2020, the board of directors approved a dividend of US$0.77 per ordinary share (or per ADS) for fiscal year 2019, which is expected to be paid on April 22, 2020 to shareholders of record as of the close of business on April 15, 2020.
Around the beginning of 2020, there was outbreak of coronavirus disease (COVID-19), a highly contagious form of pneumonia, which was found to be spreading from person to person. Government-imposed measures such as travel restriction, extended holidays and delay of business resumption have interrupted normal operation of businesses in various areas, including the automakers and dealers in China, further negatively influencing their automobile production and sales activities. This, in turn, may cause pressure on the Company’s business as a result of the delayed marketing demand from automakers, dealers and advertising agencies that represent them, and further might impact their ability to pay for the services and the corresponding schedule of payment. In addition, the Company prioritizes the health and safety of its employees, and have taken various preventative and quarantine measures across the Company soon after the outbreak. These together might also cause disruption in the Company’s supply chain and off-line activities, for example, being unable to visit the customers in different locations. Consequently, the COVID-19 outbreak will likely adversely affect the Company’s business operations and its financial condition and operation results for the first quarter of 2020, including but not limited to material negative impact to the Company’s total revenues and results of operations, as well as slower collection of accounts receivable. However, given the uncertainty around the extent and timing of the potential future spread or mitigation of the COVID-19 and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact to its future results of operations, cash flows, or financial condition for the remainder of fiscal year 2020.

F-
43