Form 20-F
period 2020-12-31
Autohome Inc.
filed 2021-03-02
CIK 1527636

UNITED
STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2020 or

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
Jun Zou
Chief Financial Officer
Tel: +86 (10) 5985-7001
E-mail:
ir@autohome.com.cn
Fax: +86 (10) 5985-7400
18th Floor Tower B, CEC Plaza
3 Dan Ling Street
Haidian District, Beijing 100080
The People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares, each representing four ordinary shares	ATHM	The New York Stock Exchange
Ordinary shares, par value US$0.0025 per share*		The New York Stock Exchange

*	Not for trading, but only in connection with the listing on The New York Stock Exchange of the American depositary shares (“ADSs”). Currently, one ADS represents four ordinary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
479,219,628

ordinary shares (excluding 5,429,572 ordinary shares that had been issued and reserved for the purpose of our share incentive plans as of December 31, 2020), par value US$0.0025 per share were outstanding as of December 31, 2020.
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
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files)   Yes

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  Yes  ☒    No  ☐
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
of the Exchange Act)    Yes  ☐    No  ☒
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
20-F
to:

•
“ADSs” are to our American depositary shares, each of which represents one Class A ordinary share, par value US$0.01 per share, before our variation of share capital in 2021, and four ordinary shares, par value US$0.0025 per share, after our variation of share capital in 2021;

•	“CAGR” refers to compound annual growth rate;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•
“Ping An Group” refers to Ping An Insurance (Group) Company of China, Ltd. (HKEX: 2318; SHA: 601318), a company organized under the laws of the PRC whose H shares and A shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively;

•
“shares” or “ordinary shares” are our Class A ordinary shares, par value US$0.01 per share, before our variation of share capital in 2021, and ordinary shares, par value US$0.0025 per share, after our variation of share capital in 2021;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“VIEs” and “VIE Entities” are to our variable interest entities;

•	“we,” “us,” “our,” “our company” and “the Company” are to Autohome Inc., its predecessors, subsidiaries and variable interest entities;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•	“$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.
In February 2021 we effected a
4-for-1
share split and an ADS-to-ordinary share ratio adjustment from one ADS representing one ordinary share to one ADS representating four ordinary shares upon the approval of our shareholders, which applies to all share numbers in this annual report retrospectively.
Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2020. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.
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
The following tables present the selected consolidated financial information for our company. Our selected consolidated statements of operations data presented below for the years ended December 31, 2018, 2019 and 2020 and our selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our consolidated financial statements, which are included in this annual report beginning on page
F-1.
Our selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 and the selected consolidated statements of operations data for 2016 and 2017 presented below have been derived from our consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	(in thousands, except for number of shares and per share data)
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Statements of Operations Data:
Net revenues (1)	5,961,621	6,210,181	7,233,151	8,420,751	8,658,559	1,326,981
Cost of revenues (2)	(2,393,165)	(1,358,685)	(820,288)	(960,292)	(961,170)	(147,306)

Gross profit	3,568,456	4,851,496	6,412,863	7,460,459	7,697,389	1,179,675
Operating expenses
Sales and marketing expenses (2)	(1,536,939)	(1,647,519)	(2,435,236)	(3,093,345)	(3,246,507)	(497,549)
General and administrative expenses (2)	(306,794)	(281,951)	(314,846)	(317,967)	(381,843)	(58,520)
Product development expenses (2)	(571,354)	(878,773)	(1,135,247)	(1,291,054)	(1,364,227)	(209,077)

Total Operating expenses	(2,415,087)	(2,808,243)	(3,885,329)	(4,702,366)	(4,992,577)	(765,146)

Other income, net	13,953	8,577	341,391	477,699	443,215	67,926

Operating profit	1,167,322	2,051,830	2,868,925	3,235,792	3,148,027	482,455
Interest income	88,168	220,282	358,811	469,971	537,389	82,358
Earnings/(loss) from equity method investments	(6,638)	(10,571)	24,702	685	(1,246)	(191)
Fair value change of other non-current assets	—	—	(11,017)	(5,442)	(15,658)	(2,400)

Income before income taxes	1,248,852	2,261,541	3,241,421	3,701,006	3,668,512	562,222

Income tax expense	(32,629)	(267,082)	(377,890)	(500,361)	(260,945)	(39,992)
Net income	1,216,223	1,994,459	2,863,531	3,200,645	3,407,567	522,230
Net income/(loss) attributable to noncontrolling interests	11,691	7,160	7,484	(679)	(2,338)	(358)
Net income attributable to Autohome Inc.	1,227,914	2,001,619	2,871,015	3,199,966	3,405,229	521,872
Earnings per share for ordinary shares (3)
Basic	2.69	4.30	6.10	6.75	7.13	1.09
Diluted	2.65	4.24	6.02	6.69	7.10	1.09
Earnings per ADS attributable to ordinary shareholders (one ADS equals four ordinary shares)
Basic	10.75	17.20	24.40	26.99	28.53	4.37
Diluted	10.58	16.95	24.08	26.77	28.40	4.35
Weighted average number of shares used to compute earnings per share (4)
Ordinary shares:
Basic	456,959,400	465,519,384	470,687,884	474,328,384	477,467,268	477,467,268
Diluted	464,145,308	472,325,424	476,941,516	478,060,988	479,686,380	479,686,380
Dividend per share (5)	—	—	—	—	—	—

Notes:

(1)
In May 2014, the Financial Accounting Standards Board issued ASC 606, Revenue from Contracts with Customers, a new standard related to revenue recognition. The most significant impact on our company is the change of the presentation of value-added tax from gross basis to net basis. We adopted this guidance effective from January 1, 2018 using the modified retrospective method. The comparative information has not been restated and continues to be reported under the accounting standards in effect for the relevant periods. As a result, the operating results for the years ended December 31, 2016 and 2017 have not been restated and are presented on a gross basis with value-added tax being included in the net revenues and cost of revenues in such years, while the operating results for the years ended December 31, 2018, 2019 and 2020 are presented on net basis, with the value-added tax being excluded from the net revenues and cost of revenues in such year, and value-added tax refunds being presented as a component of other income, net.

(2)	Including share-based compensation expenses as follows:

	For the Year Ended December 31,
	(in thousands)
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
Allocation of share-based compensation expenses
Cost of revenues	12,310	15,166	16,112	15,508	21,372	3,276
Sales and marketing expenses	50,814	53,064	61,599	46,081	40,103	6,146
General and administrative expenses	77,965	59,954	55,992	62,884	55,868	8,562
Product development expenses	54,304	49,602	68,622	79,535	93,863	14,385
Total share-based compensation expenses	195,393	177,786	202,325	204,008	211,206	32,369

(3)
Par value per share and the number of shares have been retrospectively adjusted for the share split and the ADS ratio change that were effective on February 5, 2021 as detailed in Note 2(a) and Note 22 of “Item 18. Financial Statements”.

(4)	Earnings per share for ordinary shares (diluted) for each year from 2016 to 2020 were computed after taking into account the dilutive effect of the shares underlying our employees’ share-based awards.
(5)
The special cash dividends declared in November 2017 to the holders of our ordinary shares of record as of the close of business on January 4, 2018 were paid in the amount of US$0.76 per share (inclusive of applicable fees payable to our depositary bank) on or about January 15, 2018. The cash dividends declared in February 2020 to the holders of our ordinary shares of record as of the close of business on April 15, 2020 were paid in the amount of US$0.77 per share (inclusive of applicable fees payable to our depositary bank) on or about April 22, 2020. On February 2, 2021, the Company’s board of directors has approved a dividend of US$0.87 per ADS (or US$0.2175 per ordinary share after reflecting the proposed
4-for-1
Share Subdivision) for fiscal year 2020, which is expected to be paid on March 5, 2021 to shareholders of record as of the close of business on February 25, 2021 in accordance with our divided policy. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents, restricted cash, current and short-term investments	5,733,321	8,154,224	10,061,458	12,795,110	14,647,324	2,244,801
Accounts receivable, net	1,205,924	1,893,737	2,795,835	3,231,486	3,124,197	478,804
Total current assets	7,432,532	10,258,586	13,141,317	16,358,382	18,364,080	2,814,419
Total assets (1)	9,392,026	12,294,975	15,756,201	19,155,865	23,730,845	3,636,911
Deferred revenue	1,012,143	1,409,485	1,510,726	1,370,953	1,315,667	201,635
Total current liabilities	2,544,040	3,889,316	4,164,769	3,965,903	4,185,683	641,484
Total non-current liabilities	496,773	470,373	479,989	584,021	736,370	112,854
Total liabilities (1)	3,040,813	4,359,689	4,644,758	4,549,924	4,922,053	754,338
Mezzanine equity	—	—	—	—	1,056,237	161,875
Total Autohome Inc. shareholders’ equity	6,360,404	7,951,637	11,135,278	14,629,097	17,625,734	2,701,262
Total equity	6,351,213	7,935,286	11,111,443	14,605,941	17,752,555	2,720,698
Total liabilities, mezzanine equity and equity	9,392,026	12,294,975	15,756,201	19,155,865	23,730,845	3,636,911

Note:

(1)
In February 2016, the Financial Accounting Standards Board issued ASU
No. 2016-02,
Leases, or ASU
2016-02.
Under the new provisions, all lessees will report a
right-of-use
asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. We adopted this guidance effective January 1, 2019 using the modified retrospective method, with the comparative information not being restated and continues to be reported under the accounting standards in effect for those periods. The most significant impact upon adoption was the recognition of right-of-use
assets and lease liabilities for operating leases related to our office buildings and internet data center facilities. As of December 31, 2020, operating lease right-of-use
assets (included in other
non-current
assets) of RMB209.3 million (US$32.1 million), operating lease liabilities, current (included in accrued expenses and other payables) of RMB112.1 million (US$17.2 million) and operating lease liabilities, non-current
(included in other liabilities) of RMB90.6 million (US$13.9 million) were recognized on our consolidated balance sheet.

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Risks Related to Our Business and Industry
We are dependent on China’s automotive industry for substantially all of our revenues and future growth, the prospects of which are subject to many uncertainties, including government regulations and policies and health epidemics.
We rely on China’s automotive industry for substantially all of our revenues and future growth. We have greatly benefited from the growth of China’s automotive industry historically. However, this industry has recently experienced headwinds in its development. In July 2018, China’s automotive industry experienced negative growth for the first time in the past 28 years and new automobile purchases in China declined for the whole year of 2019. We cannot predict how this industry will develop in the future, as it could be affected by complex factors, including general economic conditions in China, the urbanization rate of China’s population, the growth of disposable household income, the costs of new automobiles, the trade barriers and tensions and other governmental protectionist measures, as well as taxes and incentives related to automobile purchases, among other things. Specifically, tariffs or a global trade war could increase the cost of imported automobiles, which could negatively impact the demand for automobiles and adversely impact our business. In addition, governmental policies—including restrictions by major cities on new passenger vehicle plate issuance, increasingly stringent emission standards, and adjustment of purchase tax—may have a considerable impact on the growth of the automotive industry in China.
The automotive industry in China was negatively impacted as well by the outbreak of
COVID-19,
during which automobile production and the number of purchasers declined due to precautionary government-imposed closures of certain travel and business, the government’s order to delay resumption of service and mass production and the related quarantine measures. The containment efforts led by the government also caused delay in the near-term marketing demand of our automaker and dealer customers. While most of the restrictions on movement within China have been relaxed as of December 31, 2020, there is great uncertainty as to the future development of the
COVID-19
outbreak and its impact on the automotive industry. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition
of restrictions.
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
The markets for our services are highly competitive. With respect to our auto media business, we face competition from China’s automotive vertical websites and mobile applications, such as BitAuto and Dongchedi, from the automotive channels of major internet portals, such as Sina and Sohu, and from companies engaged in mobile social media, news, video and live-streaming applications. We may also face competition from online automobile transaction platforms, such as Uxin and Guazi as we develop our used car transaction business. Our auto finance business faces competition from other auto finance companies, such as Yixin. In addition, we also face competition from companies engaged in data product offering. Competition with these and other websites and mobile applications is primarily centered on increasing user reach, user engagement and brand recognition, relationships with the suppliers, and attracting and retaining customers, among other factors.
Some of our competitors or potential competitors have longer operating histories and may have greater financial, management, technological, sales, marketing and other resources than we do. They may use their experience and resources to compete with us in a variety of ways, including by competing more heavily for users and customers, investing more heavily in marketing, traffic acquisition and research and development, and making more acquisitions. Some of our competitors have entered or may enter into business cooperation agreements with search engines, which may impact our ability to obtain additional user traffic from the same sources. Our competitors may be acquired and consolidated by, or cooperate with, industry conglomerates who are able to further invest with significant resources into our operating space. We cannot assure you that any such large internet business will not in the future focus on the automotive sector. If we are unable to compete effectively and at a reasonable cost against our existing and future competitors, our business, prospects and results of operations could be materially and adversely affected.
For our media business, we also face competition from traditional advertising media, such as newspapers, magazines, yellow pages, television, radio and outdoor media. Advertisers in China generally allocate a significant portion of their marketing budgets to traditional advertising media. If we cannot effectively compete with traditional media for the marketing budgets of our existing and potential customers, our results of operations and growth prospects could be adversely affected. For our online marketplace business, as online automobile transaction is a relatively new business model and consumers in China might be accustomed to make automobile purchases offline, we cannot guarantee that the automobile consumers in China will accept such business model.
Beginning in 2019, we have extended our business to the European market and established two subsidiaries in the UK and Germany, which have not generated significant revenues as of December 31, 2020. Our future business in these regions will face competition from local automotive vertical websites and mobile applications and online automobile transaction platforms, such as Autotrader and mobile.de, whose platforms have more experience in these markets and have relatively more established user bases. We cannot guarantee that we will be able to compete effectively for talents, users or customers. We may also incur additional expenses in our overseas acquisitions and subsequent marketing and other spending to acquire new customers. If we cannot maintain customer recognition and trust in us and successfully attract and retain sufficient users on our overseas platform, our results of operations and growth prospects could be adversely affected.
We may not be able to maintain our current level of growth or ensure the success of our expansion and new business initiatives.
Our historical growth rates may not be indicative of our future growth, and we may not be able to generate similar growth rates in the future. Our revenue or profit growth may slow down, or our revenues or profits may decline for any occurrence of possible reasons, including increasing operating expenses, increasing competition, slow growth of our business development, emergence of alternative business models, adjustment of our certain business operations, and changes in government policies or general economic conditions. We cannot assure you that we will grow at the same rate as we had in the past.
We expect to continue to grow our user base and our business operations. We have been implementing our future strategy to integrate and create a consumer centric automotive ecosystem, but we may not have sufficient experience in executing our new business initiatives during this process. These new business initiatives may not be well received by the market and we may determine to cease some new initiatives from time to time. We cannot assure you that they will achieve the success we expect, in which case we may not be able to recoup the resources we invest to develop, optimize and expand our new business initiatives.

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
We may be required to further increase our research and development expenses in order to enhance our technology capabilities, such as artificial intelligence technologies, big data technologies and cloud technologies, to support any such expansion and our efforts may not be effective. Our new business initiatives may also expose us to new regulatory risks, which are different from what we have experienced before. For example, our future operation via overseas subsidiaries in the UK, Germany and potentially other countries will subject us to laws and regulations of their respective jurisdictions, which are unfamiliar to us, involve uncertainty as a result of the Brexit and the global geopolitical tensions, and may increase our cost for compliance. Lack of experience in handling these new risks may result in failure to generate the expected results of operations and prospects. We need to quickly respond to the market reaction to our new business initiatives and adjust accordingly.
If we fail to attract and retain users and customers or if our services do not gain market acceptance or result in the loss of our current customer base, our business and results of operations may be materially and adversely affected.
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
In addition, one element of our growth strategy is to expand our services to customers. As a result, we have added additional services in the past few years. To serve our dealer customers, we had local sales and service representatives covering 70 cities across China as of December 31, 2020. We intend to increase our penetration in existing dealer advertising and subscription services markets. We have implemented business strategies to further monetize our large dealer network by enlarging the offering of products and services with new technologies on our dealer digital platform, increasing the average spending of our existing dealer subscribers and upselling our dealership packages for our leads generation services. In order to increase the average spending of our existing dealer subscribers, we keep close communications and negotiations with relevant parties such as dealers, dealer groups and automakers. However, we may not succeed in making our customers sufficiently aware of existing and future services or in creating customer acceptance of these services at the prices we would want to charge, and we cannot guarantee that our pricing strategy and measures will always be agreed and accepted by any and all of our customers. We may not be able to achieve the market acceptance of our products and services as we expect and thus may fail to achieve an increase from our “share of wallet” approach. Our existing customers may even terminate their cooperation with us if they are not satisfied with our pricing strategy or measures, which may subject us to negative publicity and adversely impact our business. The decline in the auto market may result in our dealer customers’ cancelation of subscription services from us or even discontinuance of operations, which would directly impact our number of dealer customers. Also, we may not identify trends correctly, or may not be able to bring new services to market as quickly, effectively or price-competitively as our competitors. New services may alienate existing customers or cause us to lose business to our competitors. If the number of our dealer customers decreases, we might not be able to generate sufficient revenues to cover our increased costs and expenses. As a result, our business and results of operations may be materially and adversely affected.

Our business depends on strong brand recognition, and failure to maintain or enhance our brands could adversely affect our business and prospects.
Maintaining and enhancing our “Autohome” and “Che168” brands is critical to our business and prospects. We believe that brand recognition will become increasingly important as the number of internet users in China grows and competition in our industry intensifies. A number of factors could prevent us from successfully promoting our brands, including user dissatisfaction with the content offered on our websites or mobile applications, negative publicity involving our business, our management, our brand spokespersons, our relationship with our partners and customers, the failure of our sales and marketing activities, employee relationship and welfare, regulatory compliance and financial conditions. If we fail to maintain and enhance our brands, or if we incur excessive expenses in this effort, our business, results of operations and financial condition might be materially and adversely affected.
Our auto insurance brokerage businesses are highly regulated. Non-compliance with applicable laws, regulations and regulatory requirements or failure to respond to legal and regulatory changes may materially and adversely affect our business and prospects.
We have obtained the relevant license to conduct auto insurance brokerage businesses from the China Banking and Insurance Regulatory Commission, or the CBIRC, and such businesses generated an insignificant amount of revenue for us in the three years ended December 31, 2018, 2019 and 2020. The insurance industry in China is highly regulated, and the regulatory regime continues to evolve. The CBIRC has extensive authority to supervise and regulate the insurance industry in China. The CBIRC conducts various reviews and inspections on insurance brokerage business operations from time to time, which could cover a broad range of aspects, including financial reporting, tax reporting, internal control and compliance with applicable laws, rules and regulations. If any non-compliance incidents in an insurance brokerage business operation are identified, the insurance brokerage company may be required to take certain rectification measures in accordance with applicable laws and regulations, and would be subject to regulatory actions including penalties, warnings, suspension of operations, revocation of licenses, tax, civil, administrative and criminal liabilities, any one or a combination of which would have material negative impacts on our reputation, businesses, results of operations, financial conditions and prospects.
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
Goodwill and intangible assets impairment could adversely affect our results of operations and financial condition.
We recorded goodwill of RMB1,504.3 million, RMB1,504.3 million and RMB4,071.4 million as of December 31, 2018, 2019 and 2020, respectively, in connection with the acquisition of Cheerbright International Holdings Limited, China Topside Co., Ltd. and Norstar Advertising Media Holdings Co., Ltd. in June 2008 and the acquisition of TTP Car Inc., or TTP, in December 2020. In addition, we recorded intangible assets of RMB440.4 million as of December 31, 2020, primarily consisting of technologies, trademarks, customer relationship and database from the acquisition of TTP. We do not amortize goodwill. We have and will continue to incur amortization expenses as we amortize intangible assets over their estimated useful life on a straight-line basis. We undertake goodwill and intangible assets impairment reviews periodically or more frequently if there are indicators of impairment present. As of December 31, 2018, 2019 and 2020, we performed an impairment assessment and no provisions of goodwill and intangible assets were required. However, if in the future our goodwill or intangible assets is determined to be impaired, we would be required to write down the carrying value or record a provision of impairment loss for goodwill or intangible assets in our financial statements during the period in which our goodwill or intangible assets is determined to be impaired, and this impairment would adversely affect our results of operations and our financial condition.
If we are unable to grow our used automobile-related business, we may not be able to achieve our expected business growth and our results of operations may be adversely affected.
Our
che168.com
website has been focusing on used automobile information and content since October 2011. We also launched
che168.com
mobile application in 2012. Through these platforms, we offer used automobile listing services to used automobile dealers and individual car owners through a user interface that allows potential used car buyers to identify listings that meet their specific requirements and contact the seller. To further enhance user experience and optimize our used automobile-related business, in June 2018, we invested in TTP, a company operating an online bidding platform for used automobiles, and in the fourth quarter of 2020, we acquired control in TTP.
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
We have incurred expenses on a variety of marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products and services. Our marketing and promotional activities may not be well received by customers and may not result in the level of sales of products and services that we anticipate. We incurred RMB2,435.2 million, RMB3,093.3 million and RMB3,246.5 million (US$497.5 million) in sales and marketing expenses in 2018, 2019 and 2020, respectively, representing 33.6%, 36.7% and 37.5%, respectively, of total net revenues in the corresponding years. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. We conducted various sales and marketing initiatives to promote our brands through websites, search engines, mobile platforms, navigation sites and traditional media channels, for example, the annual “Singles’ Day” event, the “AR Auto Show” event and TV ad broadcast on China Central Television. We also conducted various offline promotional activities and cooperated with brands and dealers for promotions in target regions. In August, 2019, we launched the 818 Global Super Auto Show, the first auto-themed gala in China that created an innovative integration of online and offline promotion elements, which attracted a large number of automakers, dealers and potential auto consumers to participate and further promoted Autohome’s brand awareness to a much wider user base. In addition, we engaged celebrities, primarily athletes, as our brand spokespersons to further promote our brand and stimulate user interest in our platform. We may not be able to continue or conduct these activities efficiently, and our marketing activities may not yield satisfactory results. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could impact our net revenues and profitability.
A limited number of automaker customers have accounted for, and are expected to continue to account for, a large portion of our revenues. Failure to maintain or to increase revenues from these customers could harm our prospects.
A limited number of automaker customers have accounted for, and are expected to continue to account for, a large portion of our revenues. In 2018, 2019 and 2020, 103, 92 and 92 automakers operating in China used our media services, respectively. These automakers include independent Chinese automakers, joint ventures between Chinese and international automakers and international automakers that sell cars made outside of China. In 2020, our top five automaker customers contributed 22.7% of our media services revenues. We believe that our major future revenue growth will be focused on deepening our existing commercial relationships with automakers to increase our share of each automaker’s budget. In addition, we have been prioritizing the direct cooperation with the automaker customers on ad placement since 2018. Compared to the indirect cooperation through third party agencies, such direct cooperation model requires us to undertake more obligations and may impose extra costs and risks on us, such as the periodic issuance of advertising reports to the automaker advertisers and a longer payment collection period for advertising fees to be paid by automaker advertisers. We cannot assure you that our automaker customers will continue to be satisfied with our direct cooperation model and strategy as well as our services, or our relationships with any of these automaker customers will continue in the future. Failure to issue and provide deliverables satisfactory to our automaker customers or failure to reach a mutually amicable agreement with our automaker customers on the collection of payable fees may adversely impact our relationships with our automaker customers, which would have a negative impact on our reputation and results of operations. If we lose one or more of our important automaker customers, or if they materially reduce their purchase of our services, our results of operations would be materially and adversely affected.
We typically extend credit terms to automaker customers, which is relatively longer than other customers. We face risk of being unable to collect all the accounts receivable from automaker customers in light of the slowdown in China’s domestic automotive market. If we fail to collect accounts receivable from automakers in a timely manner, or at all, our business, results of operations and financial conditions may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to credit risk in collecting the accounts receivable due from our customers.”

Due to the limited number of automakers operating in China, which is exacerbated by the increasing competition and concentration of automakers in China, and our revenue concentration attributable to a small number of these companies, any of the following events, among others, may cause a material decline in our revenue and materially and adversely affect our results of operations and prospects:

•	contract reduction, delay or cancelation by one or more significant customers and our failure to identify and acquire additional or replacement customers;

•	dissatisfaction with our services by one or more of our significant customers;

•	a substantial reduction by one or more of our significant customers in the price they are willing to pay for our services; and

•	financial difficulty of one or more of our significant customers who become unable to make timely payment for our services.
We may be adversely affected by the mergers, acquisitions and other consolidation activities in the automobile industry which may exacerbate our customer concentration.
The potential mergers, acquisitions and other consolidation activities in China’s automobile industry will result in a lower number of automakers and dealers, which make up a major part of our customer base. We are already subject to risks related to customer concentration. See “— A limited number of automaker customers have accounted for, and are expected to continue to account for, a large portion of our revenues. Failure to maintain or to increase revenues from these customers could harm our prospects.” Further consolidation within the automobile industry could exacerbate our customer concentration. If we fail to maintain a good relationship with a large customer, our business, results of operations and financial condition could be harmed.
Our business is subject to fluctuations, including seasonality, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.
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
We are subject to credit risk in collecting the accounts receivable due from our customers.
The credit terms we extend to our customers result in accounts receivable. As of December 31, 2018, 2019 and 2020, our accounts receivable (net of allowance for doubtful accounts) were RMB2,795.8 million, RMB3,231.5 million and RMB3,124.2 million, respectively, and we recognized additions to allowance for doubtful accounts of RMB2.2 million, RMB36.7 million and RMB95.7 million in 2018, 2019 and 2020, respectively. We usually make credit assessment of our customers before entering into agreements. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each of our customers before entering into agreements, neither can we guarantee that each of these customers will be able to strictly follow and enforce the payment schedules provided in the agreements. Any inability of our customers to pay us in a timely manner may adversely affect our liquidity and cash flows, which in turn has a material adverse effect on our business operations and financial condition.

Our short-term investments may expose us to default risk and adversely affect our business, financial condition and results of operations.
During the years ended December 31, 2018, 2019 and 2020, we invested in bank deposits, adjustable-rate financial products with original maturities of greater than 3 months but less than 1 year and money market funds that are measured at fair value. As of December 31, 2018, 2019 and 2020, our short-term investments amounted to RMB9,849.5 million, RMB10,806.8 million and RMB12,878.2 million, respectively. During the years ended December 31, 2018, 2019 and 2020, we had not encountered any losses from the default of our short-term investments. However, as we are subject to default risk associated with these short-term investments, we cannot assure you that we will receive investment income or will not incur financial losses from our short-term investments before they reach maturity. Changes of inputs such as annual interest rate will change the fair value of certain of our short-term investments. In the event that we incur financial losses from these short-term investments, our business, financial condition and results of operations may be adversely affected.
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
Since 2017, with the collaboration and integration of our business with Ping An Group, we have been developing our auto finance services for our cooperative banks and financial institutions and displaying and marketing their financial products, including financing and financial leasing products, on our platform. We enable our cooperative banks and financial institutions to present their financial products to users of our websites and mobile applications and to accept users’ auto financing applications. Although we have an existing large user base, we cannot assure you that the business model of our auto finance business will be attractive to users and financial partners. Failure to provide satisfactory services on our platform or facilitate financing transactions between our users and financial product providers would cause an adverse impact on our auto finance business. As a result, we may not be able to achieve our expected business growth and our results of operations may be adversely affected.
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
Pursuant to the Civil Code of the PRC, which was promulgated in May 2020 and came into effect in January 2021, the Cyber Security Law of the PRC, which was promulgated in November 2016 and became effective in June 2017, and the
E-commerce
Law of the PRC, which was promulgated in August 2018 and became effective in January 2019, network operators should, in the course of collecting and using personal information, follow the principles of legitimacy, properness and necessity, disclose their rules with respect to data collection and usage, and clearly indicate the purposes, means and scope of collecting and using information. Network operators are not allowed to collect personal information which is irrelevant to the services they provide or to collect or use personal information in violation of laws, regulations and mutual agreements. In addition, network operators should not divulge, tamper with or damage the personal information they have collected, and should not provide the collected personal information to others without the consent of the data subject, unless such information has been processed to prevent the data subject from being identified and restored. Also, network operators should adopt technical measures and other necessary measures to ensure the security of the personal information they have collected and prevent such information from being divulged, damaged or lost. If personal information has been or may be divulged, damaged or lost, it is necessary to take remedial measures immediately, inform users promptly and report the same to the relevant competent governmental authorities. In addition, the Standing Committee of the PRC National People’s Congress promulgated the Draft Personal Information Protection Law on October 21, 2020 for public opinion, which sets forth more specific requirements on protection of electronic or non-electronic
information which is related to identified or identifiable natural persons. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet Privacy.”
The measures we have taken regarding collection, storage, and use of personal data are generally compliant with industry standards. However, such measures may still be determined as insufficient, improper, or even as user-privacy invasive, by the relevant authorities which may result in penalties against us. In addition, our practices may become inconsistent with new laws or regulations or national standards or guidelines concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. Further, our practice will be subject to the local laws and regulations concerning data protection in the UK and Germany as well once our subsidiaries in these countries commence commercial operation or in the event that residents of the European Economic Area access our website and input protected information. For example, the European Union General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial
losses. These laws and regulations in foreign jurisdictions are unfamiliar to us and involve uncertainty as a result of the Brexit. Complying with new or foreign laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, subject us to negative publicity and significant penalties and ultimately cause an adverse effect on our business.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy- related legal obligations. The resources required may increase over time as, on the one hand, the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated, well-funded and constantly evolving, and, on the other hand, more efforts are required to integrate and upgrade the protective measures to satisfy the varying legal requirements across geographies, especially those of UK, Germany and other jurisdictions of the European Economic Area, which are usually more stringent. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information is becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may reduce the number of orders we receive.
We and our directors and officers may be subject to claims, suits, government investigations, and other proceedings that may result in adverse outcomes.
We and our directors and officers may be subject to claims, suits, and government investigations involving competition, intellectual property, privacy, consumer protection, tax, fiduciary duty, labor and employment, commercial disputes, advertisements and content placed on our websites and mobile applications, and other matters. Our business may also face intellectual property infringement claims, as further discussed elsewhere in this annual report, that expose us to the risk of reputation damage. Such claims, suits, and government investigations are inherently uncertain and their results cannot be predicted with certainty. Regardless of the outcome, any of these types of legal proceedings can have an adverse impact on us and our directors and officers due to the legal costs, diversion of management resources, negative publicity and other factors involved therein. It is possible that one or more of such proceedings could result in substantial fines and penalties that could adversely affect our business.
If we fail to protect our intellectual property rights, our brand and business may suffer.
We rely on a combination of trademark, patent, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as through confidentiality agreements and other measures, to protect our intellectual property rights. Our major brand names and logos are registered trademarks in China. Most of our originally-generated content and professionally-generated content available on our websites and mobile applications and proprietary software are protected by copyright laws. Despite our precautions, third parties may obtain and use our intellectual property without our authorization. Historically, the legal system and courts of the PRC have not protected intellectual property rights to the same extent as the legal system and courts of the United States, and companies operating in the PRC continue to face an increased risk of intellectual property infringement. Furthermore, the validity, application, enforceability and scope of protection of intellectual property rights for many internet-related activities, such as internet commercial methods patents, are uncertain and still evolving in China and abroad, which may make it more difficult for us to protect our intellectual property. From time to time, other websites may use our articles, photos or other content without our proper authorization. Although such use has not in the past caused any material damage to our business, it is possible that there may be misappropriation on a much larger scale with a material adverse impact to our business. If we are unable to adequately protect our intellectual property rights in the future, our brand and business may suffer.

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
The PRC government has adopted regulations governing advertising content as well as internet access and the distribution of information over the internet. Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our websites and mobile applications to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation——Regulations on Advertisements.” Under the Administrative Measures for Internet Information Services, which were promulgated in September 2000 and revised in January 2011, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, compromises national security, harms the dignity or interests of the state, incites ethnic hatred or racial discrimination, undermines the PRC’s religious policy, disturbs social order, disseminates obscenity or pornography, encourages gambling, violence, murder or fear, incites the commission of a crime, infringes upon the lawful rights and interests of a third party, or is otherwise prohibited by law or administrative regulations. Internet service providers are required to conduct verification of identity information of users. If information disseminated by internet users on their internet accounts or internet chat groups contains information prohibited by laws and regulations, the service providers are obliged to take measures including issuing warnings to the relevant users, suspending their publication of the inappropriate information or closing their accounts or chat groups. Under the Provisions on Governance of Network Information Content Ecology, which was promulgated on December 15, 2019 and came into effect on March 1, 2020, the network information content service platform shall strengthen the management of information content, and upon detecting any illegal information, shall immediately take measures prescribed by laws, keep relevant records, and report to the relevant competent authority. Additionally, the network information content platform shall also strengthen the examination and inspection of the advertising space set on the platform and the advertising content displayed on the platform. Those who publish illegal advertisements shall be punished according to laws. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet Content Services.” Under the regulations on online live-streaming services, online live-streaming service providers shall establish platforms for reviewing live-streaming content. Online live-streaming service providers and online live-streaming publishers that provide internet news information services without permits, or exceeding the scope of their permits, are subject to punishment. In addition, online live-streaming service providers shall make record filings with the local internet information office and the local public security authorities. Online live-streaming service providers that fail to file records with or get relevant permission from relevant authorities will be punished in accordance with laws. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Online Performances and Online Live-streaming Services.”

We display automotive advertisements on our websites and mobile applications. In addition, we allow users to upload written materials, images, pictures and other content on our websites, mobile applications, including user forums, and also allow users to share and link to content from other websites through our websites, mobile applications, including user forums. Moreover, we have also added online live-streaming features on our websites and mobile applications. Failure to identify and prevent illegal or inappropriate content from being displayed on or through our websites and mobile applications may subject us to liability. We cannot assure you that all of the advertisements and content shown or posted on our websites and mobile applications adhere to the advertising and internet content laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations.
If PRC regulatory authorities determine that any advertisements or content displayed on our websites and mobile applications do not adhere to applicable laws and regulations, they may require us to limit or eliminate the dissemination or availability of such advertisements and other content on our websites and mobile applications in the form of take-down orders or otherwise. Such regulatory authorities may also impose penalties on us, including fines, confiscation of advertising income or, in circumstances involving more serious violations by us, the termination of our internet content related licenses, any of which would materially and adversely affect our business and results of operations.
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
Computer viruses and hacking may cause delays or interruptions on our systems and may reduce use of our services and damage our reputation and brand.
Computer viruses and “hacking” may cause delays or other service interruptions on our systems. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, including user data, software, hardware or other computer equipment. In addition, the inadvertent transmission of computer viruses could result in significant damage to our hardware and software systems and databases, disruptions to our business activities, including our
e-mail
and other communications systems, breaches of security and inadvertent disclosure of confidential or sensitive information, interruptions in access to our website through the use of “denial of service” or similar attacks and other material adverse effects on our operations. We have experienced hacking attacks in the past, and although such attacks in the past have not had a material adverse effect on our operations, there is no assurance that there will be no serious computer viruses or hacking attacks in the future. We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and hacking. Moreover, if a computer virus or hacking affects our systems and is highly publicized, our reputation and brand could be materially damaged and use of our services may decrease.

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
In addition, employee misconduct could expose us to significant legal liability and reputational harm. If any of our employees and management members engages in improper, illegal or suspicious activities or other misconduct in violation of our ethical policies, regulatory rules or regulations concerning anti- corruption, bribery and other ethical issues, we could suffer serious harm to our reputation, financial condition, relationships with our business partners, automakers and dealers and our ability to attract new users and customers. We could even be subject to regulatory sanctions and significant legal liability.
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
Our vendors may raise prices and, as a result, increase our operating expenses.
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
Divestitures of businesses and assets may have a material and adverse effect on our business and financial situation.
We have undertaken, and may undertake in the future, partial or complete divestitures or other disposal transactions in connection with certain of our businesses and assets, particularly ones that are not closely related to our core focus areas or might require excessive resources or financial capital, to help our company meet its objectives. We also have and may in the future withdraw from certain of our businesses to shift our focus to other businesses. For example, we substantially withdrew from the direct vehicle sales business in 2016. These decisions are largely based on our management’s assessment of the business models and likelihood of success of these businesses. However, our judgment could be inaccurate, and we may not achieve the desired strategic and financial benefits from these transactions. Our financial results could be adversely affected by the impact from the loss of earnings and corporate overhead contribution/allocation associated with divested businesses. In addition, as our net (loss)/ income from discontinued operations are non-recurrent,
it may be difficult for investors and analysts to predict our future earnings potential based on our historical financial performance.
Dispositions may also involve continued financial involvement in the divested business, such as through guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside of our control could affect our future financial results. We may also be exposed to negative publicity as a result of the potential misconception that the divested business is still part of our consolidated group. On the other hand, we cannot assure you that the divesting business would not pursue opportunities to provide services to our competitors or other opportunities that would conflict with our interests. If any conflicts of interest that may arise between the divesting business and us cannot be resolved in our favor, our business, financial condition, results of operations could be materially and adversely affected.
Furthermore, reducing or eliminating our ownership interests in these businesses might negatively affect our operations, prospects, or long-term value. We may lose access to resources or know-how
that would have been useful in the development of our own business. Our ability to diversify or expand our existing businesses or to move into new areas of business may be reduced, and we may have to modify our business strategy to focus more exclusively on areas of business where we already possess the necessary expertise. We may sell our interests too early, and thus forego gains that we otherwise would have received had we not sold. Selecting businesses to dispose of or spin off, finding buyers for them (or the equity interests in them to be sold) and negotiating prices for what may be relatively illiquid ownership interests with no easily ascertainable fair market value will also require significant attention from our management and may divert resources from our existing business, which in turn could have an adverse effect on our business operations.

Ping An Group has substantial influence over our company and its interests may not be aligned with ours.
As of December 31, 2020, Yun Chen Capital Cayman, or Yun Chen, a subsidiary of Ping An Group, owned 49.0% of the total equity interest in our company. Because Ping An Group beneficially owns a significant percentage of the voting rights in our company, it has substantial influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Without the consent of Ping An Group, we may be prevented from entering into transactions that could be beneficial to us. The interests of Ping An Group may differ from the interests of our other shareholders. Furthermore, Ping An Group’s business activities, although not related to our operations, may adversely impact reputation. As Ping An Group is a public company listed on the Hong Kong Stock Exchange, and the Shanghai Stock Exchange and beneficially controls a significant percentage of our voting rights, Ping An Group may be required to disclose information on us from time to time, which may subject us to additional costs and efforts in making such disclosures.
We have and expect to continue to have related party transactions with Ping An Group. In 2018, 2019 and 2020, Ping An Group provided us with services and assets in the amount of RMB88.7 million, RMB107.7 million and RMB156.4 million (US$24.0 million), respectively. In 2018, 2019 and 2020, we provided services to Ping An Group in the amount of RMB473.5 million, RMB447.0 million and RMB621.8 million (US$95.3 million), respectively. Although we did not and do not expect to rely upon revenues from Ping An Group, if Ping An Group decides to reduce or even terminate its transactions with us, our business, financial conditions and results of operations may be adversely affected.
If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.
The U.S. Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2020. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
We have limited business insurance coverage.
As of December 31, 2020, we maintained all the insurance policies required by PRC laws and regulations. We consider that the coverage from the insurance policies maintained by us is in line with the industry norm. However, insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.
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

Risks Related to Our Corporate Structure
If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and we may face significant disruption to our business operations.
Current PRC laws and regulations place certain restrictions on foreign ownership of companies that provide internet content services in China. Pursuant to the Special Administrative Measures (Negative List) for the Access of Foreign Investment promulgated in June 2020 and became effective in July 2020, or the Negative List, foreign investors are not allowed to own more than 50% of the equity interests in a commercial internet content provider or other value-added telecommunication service provider (other than
e-commerce,
domestic multiparty communications,
store-and-forward
and call center) and the major foreign investor making investment in a value-added telecommunication service provider must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in internet audio-visual programs businesses, internet culture businesses (except for music) and radio and television program production businesses. We are a Cayman Islands company and foreign legal person under PRC laws. Accordingly, neither we nor our wholly foreign-invested PRC subsidiaries are currently eligible to apply for the required licenses for providing internet content services or other value-added telecommunication services or conduct other businesses which foreign-owned companies are prohibited or restricted from conducting in China.
As such, we conduct our business activities related to internet content services by entering into a series of contractual arrangements with two of our VIEs in China, namely Beijing Autohome Information Technology Co., Ltd., or Autohome Information, Beijing Shengtuo Hongyuan Information Technology Co., Ltd., or Shengtuo Hongyuan, and their respective shareholders. In particular, Autohome Information currently holds a license for provision of internet information services, or the ICP license, a Value-added Telecommunications License for Online Data Processing and Transaction Processing Business (for operational
e-commerce
only), a Surveying and Mapping Qualification Certificate for Internet Mapping, an Operating License for the Production and Dissemination of Radio and Television Programs, an internet Audio/Video Program Transmission License which is in the process of renewal, and an Internet Culture Business Permit. In addition, Autohome Information is the sole shareholder of Shanghai Tianhe Insurance Brokerage Co., Ltd., or Shanghai Tianhe, an insurance brokerage company, which has completed the registration process required for engaging in online insurance business in the PRC. Autohome Information is also the sole shareholder of Shanghai Leyulv Travel Agency Co., Ltd., which obtained a Travel Agency Business License in 2019 and is qualified to conduct travel business in the PRC. Shengtuo Hongyuan currently holds an ICP license which is in the process of renewal, a Surveying and Mapping Qualification Certificate for Internet Mapping, and an Operating License for the Production and Dissemination of Radio and Television Programs and is operating the
che168.com
website and automobile application-related business. Shengtuo Hongyuan is expected to obtain the updated ICP lisence in March 2021.
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

In consideration of the previous restrictions imposed on the shareholders of foreign-invested companies engaging in advertising business, we once conducted advertising business by entering into a series of contractual arrangements with the other two VIEs in China, namely Guangzhou You Che You Jia Advertising Co., Ltd., or Guangzhou Advertising, and Shanghai You Che You Jia Advertising Co., Ltd., or Shanghai Advertising, and two subsidiaries of Autohome Information, namely Beijing Shengtuo Autohome Advertising Co., Ltd., or Autohome Advertising, and Beijing Shengtuo Chengshi Advertising Co., Ltd., or Chengshi Advertising. Since the relevant regulatory environment developed, such restrictions were lifted in 2015. Therefore, in 2015, we completed the migration of our advertising business from Guangzhou Advertising, Shanghai Advertising and other PRC entities to the PRC subsidiaries of Autohome Media Limited, or Autohome Media, a Hong Kong advertising and marketing company previously named as Prbrownies Marketing Limited. We have completed the dissolution and deregistration of Guangzhou Advertising and Shanghai Advertising in November 2018 and July 2020, respectively.
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
If we or any of our current or future VIEs or subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Industry and Information Technology, or the MIIT, the Cyberspace Administration of China, or the CAC, which regulates internet information services companies, the CBIRC, whose predecessor is China Insurance Regulatory Commission, or the CIRC, and the China Securities Regulatory Commission, or the CSRC, would have broad discretion in dealing with such violations, including, without limitation, levying fines, confiscating our income or the income of Beijing Cheerbright Technologies Co., Ltd., or Autohome WFOE, Beijing Chezhiying Technology Co., Ltd., or Chezhiying WFOE, Shanghai Jinpai
E-commerce
Co., Ltd. or TTP WFOE, and the VIEs, revoking the business licenses or operating licenses of Autohome WFOE, Chezhiying WFOE, TTP WFOE and the VIEs, shutting down our servers or blocking our websites and mobile applications, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, or taking other enforcement actions that could be harmful to our business.
Any of these actions could cause significant disruption to our business operations , including our business operations not carried out through the VIEs, and severely damage our reputation, which would in turn materially and adversely affect our business and results of operations. As we generate substantially all our revenues through or with the support of our online platforms, whose operation is dependent on the business or operating licenses held by Autohome WFOE, Chezhiying WFOE and the VIEs, if such licenses are revoked, or if our servers are shut down or our websites and mobile applications are blocked, we may not be able to continue our operation. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the VIEs.
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
Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Autohome WFOE, Chezhiying WFOE, TTP WFOE, our VIEs and the shareholders of our VIEs do not represent arm’s length prices and consequently adjust Autohome WFOE, Chezhiying WFOE and TTP WFOE’s or our VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our VIEs, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on Autohome WFOE, Chezhiying WFOE, TTP WFOE or our VIEs for any unpaid taxes. Our consolidated net income may be materially and adversely affected if Autohome WFOE, Chezhiying WFOE and TTP WFOE or our VIEs’ tax liabilities increase or if they are subject to late payment fees or other penalties.
The interests of the individual nominee shareholders of our VIEs may be different from our interests, which may materially and adversely affect our business.
The individual nominee shareholders of Autohome Information and Shengtuo Hongyuan are Quan Long, the chairman of our board of directors and our chief executive officer, and Haiyun Lei, an employee of the affiliate of Yun Chen who has been working with Ping An Group and its affiliates for more than 20 years. They each hold 50% of the equity interests in Autohome Information and Shengtuo Hongyuan. Each of these two individuals is a PRC citizen. The individual nominee shareholder of Shanghai Jinwu is Weiwei Wang and the individual nominee shareholders of Shanghai Antuo Old Vehicle Broker Co., Ltd., or Shanghai Antuo, are Weiwei Wang and Butao Yu. Weiwei Wang is a PRC citizen and the founder of TTP Car Inc. Butao Yu is a PRC citizen and an employee of TTP Car Inc. The interests of the individual nominee shareholders of our VIEs may be different from our interest. For example, the individual nominee shareholders of our consolidated affiliated entities do not have a significant equity stake in our company. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when a conflict of interest arises, any or all of these shareholders will act in the best interests of our company or such conflict will be resolved in our favor.

Currently, we rely on our contractual arrangements with these individual nominee shareholders and do not have other arrangements to address any potential difference of interests between them and our company. We rely on these individuals to comply with the laws of the PRC, which protect contracts, provide that directors and executive officers owe a duty of loyalty and a duty of diligence to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gain. We also rely on Mr. Quan Long, the chairman of our board of directors and our chief executive officer, to abide by the laws of the Cayman Islands, which provide that directors owe a duty of care to our company. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any difference of interests or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
The individual nominee shareholders of our VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the relevant VIEs and the validity or enforceability of our contractual arrangements with the relevant entity and its shareholders. For example, in the event that any of such individual nominee shareholders divorces his or her spouse, the spouse may claim that the equity interest of the relevant VIE held by such individual nominee shareholder is part of their community property and should be divided between such individual nominee shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interests may be obtained by the individual nominee shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the relevant VIE by us. Similarly, if any of the equity interests of our VIEs is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the relevant VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.
Although under our current contractual arrangements, the VIEs and their individual nominee shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of Autohome WFOE, Chezhiying WFOE and TTP WFOE, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.
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
Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in the PRC, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, according to PRC Company Law, before the distribution of the dividends, enterprises in PRC are required to set aside at least 10% of their accumulated after-tax
profits, if any, each year to fund certain statutory reserve funds, until the aggregate amount of such funds reach 50% of their registered capital. These statutory reserve funds are not distributable as cash dividends.

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
We are an offshore holding company conducting our operations in China through our PRC subsidiaries and VIEs. We may make loans to our PRC subsidiaries and VIEs, or we may make additional capital contributions to our PRC subsidiaries. Any loans by us to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance its activities cannot exceed statutory limits and must be registered with the competent local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be filed with the Ministry of Commerce of the PRC, or MOFCOM, and the State Administration for Market Regulation of the PRC, or SAMR, or their local counterparts. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our VIEs, which are PRC domestic companies. Further, we are not likely to finance the activities of our VIEs by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet content services.
Pursuant to the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19 which became effective on June 1, 2015 and the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16 which was promulgated in June 2016, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the
“conversion-at-will”
system for foreign currency settlement. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. According to SAFE Circular 19 and SAFE Circular 16, such Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, it is still not clear whether foreign-invested enterprises like our PRC subsidiaries are allowed to extend intercompany loans to our VIEs. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. As SAFE Circular 28 is relatively new and the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Foreign Exchange.”
In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations, filings or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations, filings or obtain such approvals, our ability to use the proceeds we received from our equity offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

If our PRC subsidiaries or VIEs become the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy some of our key assets, which could reduce the size of our operations and materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.
As of the date of this annual report, we conduct our business mostly through our PRC subsidiaries and the VIEs, which hold operating permits and licenses and some of the key assets that are important to the operation of our business. We expect to continue to be dependent on these VIEs to operate our business related to internet content services in China. If the above-mentioned VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which would materially and adversely affect our business, financial condition and results of operations. If such VIEs undergo a voluntary or involuntary liquidation proceeding, their equity holders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which would materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.
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
The VIE structure has been adopted by many
PRC-based
companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Our Variable Interest Entities” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” Although the Foreign Investment Law does not explicitly classify “contractual arrangements” as a form of foreign investment, it contains a catch-all
provision under the definition of “foreign investment” which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still reserves certain leeway for future legislation by the Stale Council to provide “contractual arrangements” as a form of foreign investment, in which case it will be uncertain as to whether our contractual arrangements with our VIEs will be deemed to be in violation of the market access requirements for foreign investments under the PRC laws and regulations, such as the Negative List. According to the 2015 Catalog and the Negative List, the provision of internet content services, which we conduct through our VIEs, is subject to foreign investment restrictions. Therefore, such foreign investment restrictions will be inevitably imposed on our VIEs if our contractual arrangements with our VIEs are further defined or regarded as a form of foreign investment by any future provisions stipulated in laws or administrative regulations or other methods prescribed by the State Council. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we could complete such actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected. Given the foregoing, uncertainties still exist in relation to the interpretation and implementation of the Foreign Investment Law, which may result in adverse impact on our current corporate structure.

If our contractual arrangements with our VIEs are defined or regarded as a form of foreign investment in the future, our corporate governance practice may be impacted and our compliance costs may increase. For instance, the Foreign Investment Law requires foreign investors or foreign-funded enterprises to submit the investment information to competent governmental authorities for review. Although the contents and scope of such information shall be determined under the principle of necessity and the information that can be obtained through interdepartmental information sharing will not be required to be resubmitted, foreign investors or foreign-funded enterprises which fail to report their investment information as requested will be required to take corrective measures and/or be subject to fines. Moreover, the Foreign Investment Law provides that a security examination mechanism will be established to examine any foreign investment activity that affects or may affect national security. The decision made upon the security examination may impact the operations of the foreign-funded enterprises.
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

•
The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in March 2018, the State Council announced to transform the Central Leading Group for Cyberspace Affairs into a new department, the Office of the Central Cyberspace Affairs Commission (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry, and the National Computer Network and Information Security Management Center was adjusted to be managed by the Office of the Central Cyberspace Affairs Commission Office instead of the MIIT.

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

On July 13, 2006, the Ministry of Information Industry (the predecessor of the MIIT), issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, Autohome Information and Shengtuo Hongyuan, two of our VIEs, own the related domain names and trademarks and hold the ICP licenses, necessary to conduct our operations for websites and mobile applications in China.
In addition, on February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which is became effective on the same day, aiming at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. The Guideline intends to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related merchants and service providers on online platforms, i.e. unfairly locking in exclusive agreements with merchants and targeting specific customers with unreasonable big-data
driven tailored pricing through their online behavior to eliminate or limit market competition. As of the date of this annual report, we have not been subject to any regulatory actions or investigations in connection with anti-monopoly and as advised by our PRC legal counsel, we do not expect that the Guideline will have a material impact on our business. However, as the Guideline is newly enacted, there remains uncertainties as to how the Guideline will be implemented, and we cannot assure you that the governmental authorities will not take an opposite opinion. Any failure or perceived failure by us to comply with the Guideline and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.
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
It may be difficult for overseas regulators to conduct investigations or collect evidence within China.
Shareholder claims or regulatory investigations that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and substantially all of our directors and officers reside outside the United States” for risks associated with investing in us as a Cayman Islands company.

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
We have carried out compliance work in accordance with these regulatory requirements. However, in consideration that the
E-commerce
Law is relatively new, there are substantial uncertainties with respect to the interpretation and implementation of the
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

The Cyber Security Law, which was issued by the Standing Committee of the National People’s Congress of China on November 7, 2016 and became effective on June 1, 2017, is the first PRC law that focuses exclusively on cyber security. The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of PRC’s “key information infrastructure facilities,” and includes the integration of national security examinations under certain circumstances. Pursuant to the Cyber Security Law, the State shall, based on the classified protection system for cyber security, focus on protecting both the key information infrastructure used for public communications and information service, energy, transport, water conservancy, finance, public services,
e-government
affairs and other important industries and fields and other key information infrastructure that will result in serious damage to the national security, national economy and people’s livelihood and public interests once destroyed. The Cyber Security Law provides that key information infrastructure facilities operators must set up specialized internal security management divisions and assign appropriate person(s) responsible for security management. Additionally, these operators must conduct background checks on the person(s) responsible for security management and on personnel in critical positions. It further provides that when operators of key information infrastructure facilities purchase network products or services that may affect or involve national security, the operator must pass a security examination jointly arranged by the national network and information authority and the relevant government departments and the national security examination process under the National Security Law will be triggered. The operators of key information infrastructure facilities must store important data collected and generated, including citizens’ personal information, exclusively within the territory of the People’s Republic of China. The Cyber Security Law also sets increasingly more stringent requirements for network operators. The Cyber Security Law establishes censorship duties for network operators, including digital information distribution service providers and application software download service providers. When these operators notice a prohibited publication, or the transmission of illicit information, they must promptly stop transmitting the information and take measures necessary to prevent the spread of that information. Operators must maintain a record of these incidents when they occur and report them to the competent authorities. The Cyber Security Law provides relevant subjects with solid legal authorities who are empowered to take measures to cut off any transmission(s) of prohibited information on communication networks. Upon finding prohibited information, those authorities will require that the network operators stop the transmission and take the necessary measures to remove any prohibited content. Where the above prohibited information comes from outside the territory of China, these authorities may request that all related institutions to take necessary measures to stop the flow of prohibited information.
As the Cyber Security Law was relatively new, there remain substantial uncertainties with respect to its interpretation and implementation which may increase the costs for us to comply with it, which may also divert our resources and management attention.
Fluctuations in exchange rates may have a material adverse effect on your investment.
Substantially all of our revenues and costs are denominated in RMB. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. In July 2005, the PRC government changed its decades-old
policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year
period. Between February 2018 and December 31, 2018, the RMB depreciated significantly, over 8% against the U.S. dollar. During the period from August 2019 to December 2019, the RMB depreciated to over seven per U.S. dollar, the lowest rate in over a decade. During 2020, the RMB appreciated about 6.3% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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
In December 2006, the People’s Bank of China, or PBOC, promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which sets forth the respective requirements for foreign exchange transactions by individuals (both PRC and non-PRC
citizens) under either the current account or the capital account. In January 2007, SAFE issued relevant implementing rules which were further revised by SAFE in 2016, that specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock incentive plans or share option plans of an overseas publicly listed company. In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. The Stock Option Notice supersedes the requirements and procedures for the registration of PRC resident individuals’ participation in stock incentive plans set forth by certain rules promulgated by SAFE in March 2007 and January 2008. Under these measures, PRC resident individuals who participate in an employee stock incentive plan or a share option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. A PRC domestic qualified agent appointed through the PRC subsidiaries of such overseas listed company must file applications on behalf of such PRC resident individuals with SAFE or its local counterpart to obtain approval for an annual allowance with respect to the foreign exchange in connection with stock holding or share option exercises. With the approval from SAFE or its local counterpart, the PRC domestic qualified agent must open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, payment received upon sales of shares, dividends issued on the stock and any other income or expenditures approved by SAFE or its local counterpart. We and our PRC resident employees who participate in our share incentive plans are subject to these regulations as we are an overseas listed company. We have made registration with the local counterparts of SAFE for our PRC resident employees who participate in our share incentive plans as required under the Stock Option notice and relevant rules. If we or our PRC plan participants fail to comply with these regulations, we or our PRC plan participants may be subject to fines and other legal or administrative sanctions. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Employee Stock Options Plans.”
We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC
holding companies.
On February 3, 2015, the State Administration of Taxation, or the SAT, issued SAT Notice 7, which was amended in December 2017, to supersede the existing tax rules in relation to the indirect transfer of assets by non-PRC
resident enterprises. SAT Notice 7 introduces a more sophisticated anti- avoidance guidance. SAT Notice 7 extends its tax jurisdiction to capture not only indirect transfer but also transactions involving transfer of movable and immovable property in China of a foreign company through the offshore transfer of a foreign intermediate holding company. According to SAT Notice 7, if a non-resident
enterprise indirectly transfers PRC taxable properties through an arrangement without reasonable commercial purpose but to avoid PRC Corporate Income Tax, the indirect transfer shall be re-characterized
and treated as a direct transfer of PRC taxable properties. SAT Notice 7 also interprets the term “transfer of the equity interests in a foreign intermediate holding company” broadly. In addition, SAT Notice 7 provides clearer criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to the public trading of shares in a listed company holding taxable PRC assets and indirect transfers resulting from a corporate restructuring.
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
The amended Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state”, or HNTEs, which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain qualification criteria. In addition, PRC laws permit reduction in income tax for “key software enterprises”, or KSEs, or “software enterprises”. All of these statuses are subject to review and renewal, with HNTEs to be renewed every three years and KSEs and software enterprises annually. Currently we have eight subsidiaries eligible for preferential tax treatments, one of which is recognized as HNTE only and is eligible for the preferential 15% enterprise income tax rate, three of which are recognized as software enterprises and are exempt from income tax for the tax years of 2019 and 2020, while the other four of which are accredited as KSEs and enjoy a preferential enterprise income tax rate of 10%. However, if any of these subsidiaries fails to pass the review by, and filing with, the relevant tax authorities to be qualified as a HNTE, a KSE or a software enterprise, such company will no longer enjoy the corresponding preferential tax treatment described above.
Our global income and the dividends that we may receive from our PRC subsidiaries, dividends distributed to our non-PRC
shareholders and ADS holders, and gains recognized by such shareholders or ADS holders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.
Under the Enterprise Income Tax Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, and its implementation rules, which became effective on January 1, 2008 and was most recently amended on April 23, 2019, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009, which was amended in 2013 and 2017 respectively. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. On August 3, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), which became effective on September 1, 2011 and was most recently amended in 2018, to provide more guidance on the implementation of SAT Circular 82. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a PRC resident enterprise and may therefore be subject to enterprise income tax at a rate of 25% on our global income. If we are considered a PRC resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Pursuant to the amended Enterprise Income Tax Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors, which are non-PRC
tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we conduct our business through our wholly-owned subsidiaries and VIEs in the PRC, of which Autohome WFOE and Chezhiying WFOE are the primary beneficiaries of our VIEs. Autohome WFOE is 100% owned by Cheerbright International Limited, or Cheerbright, our wholly owned subsidiary located in the British Virgin Islands. The British Virgin Islands currently does not have any tax treaty with China with respect to withholding tax. As long as Cheerbright is considered a non-PRC
resident enterprise, dividends that it receives from Autohome WFOE may be subject to withholding tax at a rate of 10%. As to our subsidiaries located in Hong Kong, such as Autohome Media, the shareholder of our PRC subsidiaries currently engaging in advertising business, and Autohome Link Hong Kong Limited, the shareholder of Chezhiying WFOE, under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, effective on January 1, 2007, as long as each of our Hong Kong subsidiaries is considered a non-PRC
resident enterprise and directly holds at least 25% of the equity interests of its respective PRC subsidiaries, dividends that it receives from its PRC subsidiaries may be subject to withholding tax at a preferential rate of 5%, if it is the beneficial owner of the dividends, upon receiving the approval from the local tax authority. In August 2015, the SAT promulgated the Administrative Measures for
Non-Resident
Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. The SAT Circular 60 was replaced by the Administrative Measures for
Non-Resident
Taxpayers to Enjoy Treatments under Treaties, or SAT Circular 35, promulgated by the SAT on October 14, 2019 and became effective on January 1, 2020. Pursuant to the SAT Circular 35,
non-resident
enterprises are not required to obtain
pre-approval
from the relevant tax authority in order to enjoy the reduced withholding tax rate, and non-resident
enterprises and their withholding agents may, by self-assessment and upon their confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms when performing tax filings. Moreover, non-resident
enterprises and their withholding agents shall keep the supporting documents for post-filing examinations by the relevant tax authorities.
As uncertainties remain regarding the interpretation and implementation of the amended Enterprise Income Tax Law and its implementation rules, we cannot assure you that if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC
enterprise shareholders and ADS holders would not be subject to any PRC withholding tax at a rate of 10% and to non-PRC
individual shareholders and ADS holders would not be subject to PRC individual income tax at a rate of 20%. Similarly, any gain recognized by such non-PRC
shareholders or ADS holders on the sale of shares or ADSs, as applicable, may also be subject to PRC tax. If our dividends payable to our non-PRC
enterprise shareholders,
non-PRC
individual shareholders and ADS holders, or on gains recognized by such non-PRC
shareholders or ADS holders are required under the Enterprise Income Tax Law and the Individual Income Tax Law to be subject to PRC tax, such investors’ investment in our ordinary shares or ADSs may be materially and adversely affected.
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

In addition, we have been subject to stricter regulatory requirements in terms of entering labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract law, which became effective in January 2008, as amended in December 2012 and effective as of July 1, 2013, and its implementation rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employment contracts or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost- effective manner, which could adversely affect our business and results of operations. In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees. On February 18, 2019, the Ministry of Human Resources and Social Security and eight other departments issued the Circular on Further Regulating Recruitment Activities to Promote Equal Employment for Women, or Circular on Promoting Equal Employment for Women, which came into force simultaneously. The Circular stipulates that if employers or human resources agencies are found to have posted hiring advertisements containing discriminatory content, they may be ordered to correct such discriminatory advertisements. Failure to correct the discriminatory advertisements as ordered will be punishable by a maximum fine of RMB50,000. Inquiring about a female applicant’s marital and childbearing status, conducting pregnancy test in the entry medical examination and other behaviors involving gender discrimination are also prohibited by the Circular on Promoting Equal Employment for Women.
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
Proceedings instituted by the SEC against certain
PRC-based
accounting firms, including the auditor of our consolidated financial statements, could result in financial statements being determined to be not in compliance with the requirements of the U.S. Exchange Act.
In December 2012, the SEC instituted administrative proceedings against the Big Four
PRC-based
accounting firms in China, including the auditor of our consolidated financial statements, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain other
PRC-based
companies that are publicly traded in the United States.
On January 22, 2014, the initial administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.
On February 6, 2015, each of the four
PRC-based
accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and to audit
US-listed
companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four
PRC-based
accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four
PRC-based
accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to our delisting from the New York Stock Exchange, or NYSE, or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board (“PCAOB”), and consequently investors may be deprived of the benefits of such inspection. As a result of recent legislation, if such a PCAOB inspection of our auditor cannot be completed within the next three years, we will be required to remove our listing and cease all trading of our securities in the U.S. capital markets. During the intervening period, this and other recent legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs and/or ordinary shares.
Our auditor, the independent registered public accounting firm that issued the audit reports included in our prior Form
20-F
filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance applicable professional standards. The auditor of our consolidated financial statements is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.
Subsequently, in December 2018 and April 2020, the SEC and the PCAOB issued two joint statements highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, on May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the Act. The Act was approved by the U.S. House of Representatives on December 2, 2020, and signed into law by the president of the United States on December 18, 2020. In essence, the Act requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, the market price of our ADSs could be materially adversely affected, and we could be delisted in the United States if we are unable to meet the PCAOB inspection requirement in time.
The lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.
There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. While the “Phase One” agreement was signed between the United States and China on trade matters, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. The situation is further complicated by the political tensions between the United States and China that escalated during the
COVID-19
pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation and sanctions and restrictions imposed by the U.S. government on Chinese companies and citizens. Agasint this backdrop, China has implemented, and may further implement, measures in response to the chaning trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, the MOFCOM published Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures on January 9, 2021, which applies to cases where the extraterritorial application of foreign laws and measures violates international law and basic norms of international relations, and improperly prohibits or restricts PRC citizens, legal persons or other organizations from conducting normal economic, trade and related activities with third countries (regions) and their citizens, legal persons or other organizations. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition, and results of operations.

While cross-border business currently may not be an area of our focus, we have expanded our business into the Europe and may continue to extend our global footprint in the future. Any rising trade and political tensions or unfavorable government policies on international trade and Chiense companies could impact our competitive position or hinder our commercial activities in certain countries. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.
Risks Related to our ADSs
The trading price of our ADSs has been and is likely to continue to be, volatile, which could result in substantial losses to holders of our ADSs
The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the daily closing trading prices for our ADSs ranged from US$63.71 to US$105.89 in 2020. The trading price for our ADSs may continue to fluctuate in response to factors including, without limitation, the following:

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	conditions in the entire automotive ecosystem;

•	conditions in the online industry;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions to our expected results;

•	changes in financial estimates by securities research analysts;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	announcements of studies and reports relating to the quality of our services or those of our competitors;

•	changes in the economic performance or market valuations of other companies that provide online automotive related services;

•	announcements by us or our competitors of new solutions, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived potential sales of additional ordinary shares or ADSs;

•	obtaining or revocation of any operating license or permit in relation to our business;

•	pending or potential litigation or administrative investigation;

•	publicity involving our business and the effectiveness of our sales and marketing activities; and

•	alleged untrue statement of a material fact or alleged omission to state a material fact in our public announcements or press releases or misinterpretation thereto.
In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. Particularly, concerns over economic slowdown resulting from the
COVID-19
pandemic have triggered a US key market-wide circuit breaker for several times since March 9, 2020, leading to a historic drop for the US capital market. No guarantee can be given on how the capital markets will react although actions have been taken worldwide to combat the spread of the coronavirus. These broad market and industry fluctuations may adversely affect the market price of our ADSs. The market price of our ADSs may also be adversely affected by any alleged untrue statement or alleged omission to state a material fact in our public announcements or press releases, which may even lead to securities class action suits against us. In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.
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
In November 2019, our board of directors resolved to adopt a regular dividend policy. Under this policy, we may issue recurring cash dividend every year from 2020 in an amount of approximately 20% of the net income generated in the previous fiscal year, with the exact amount to be determined by our directors based on our financial performance and cash position prior to the distribution. On February 19, 2020, our board of directors declared a cash dividend of US$0.77 per ordinary share (or per ADS) in favor of holders of our ordinary shares as of the close of business on April 15, 2020 in accordance of the dividend policy, which cash dividend was paid on or about April 22, 2020. On February 2, 2021, our board of directors declared a cash dividend of US$0.87 per ADS (or US$0.2175 per share after reflecting the proposed
4-for-1
share split effective on February 5, 2021) for fiscal year 2020, which is expected to be paid on March 5, 2021 to shareholders of record as of the close of business on February 25, 2021 in accordance with our dividend policy.
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
Sales of our ADSs or underlying ordinary shares in the public market or through private transactions, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Yun Chen owned 49.0% of our total outstanding shares as of December 31, 2020.In addition to unregistered sale, it can also dispose of these shares through registered transaction as it has the right to cause us to register under the Securities Act the sale of its shares. Sales of these shares, or the perception that such sales could occur, could cause the price of our ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We cannot predict what effect, if any market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.
In addition, if we issue additional ordinary shares, through private transactions or in the public markets in the United States or other jurisdiction, your ownership interests in our company would be diluted and this, in turn, could have a material and adverse effect on the price of our ADSs.
You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.
Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the ordinary shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions.
Pursuant to our fifth amended and restated memorandum and articles of association, we may convene a shareholders’ meeting upon 14 calendar days’ notice. If we give timely notice to the depositary under the terms of the deposit agreement (30 business days’ notice), the depositary will notify you of the upcoming general meeting and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to instruct the depositary to vote the ordinary shares underlying your ADSs, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested. In addition, although you may directly exercise your right to vote by withdrawing the ordinary shares underlying your ADSs and become a registered holder of such shares prior to the record date for the general meeting, you may not receive sufficient advance notice of an upcoming shareholders’ meeting to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter.

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
The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In those cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.
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
Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Cayman Companies Act, and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors and officers, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than shareholders of a corporation incorporated in a jurisdiction in the United States.
Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.
Our fifth amended and restated memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.
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
As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange listing standards.
As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange listing standards. Currently, we rely on home country practice in lieu of the New York Stock Exchange listing standard with respect to our corporate governance, including requirements that listed companies have, among other things, a majority of their board members to be independent and have a nominating and corporate governance committee and a compensation committee composed entirely of independent directors. Therefore, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the New York Stock Exchange listing standards.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse tax consequences.
Under United States federal income tax law, we will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (generally based on the average quarterly value of our assets during the taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for United States federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. Assuming we are the owner of our VIEs for U.S. federal income tax purposes and based on our current income and assets, including goodwill and unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and do not anticipate becoming a PFIC in the current taxable year or in future taxable years.
While we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and do not anticipate becoming a PFIC in the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive
income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.
If we were to be or become a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gains recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC as to such U.S. Holder for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. Alternatively, U.S. Holders of PFIC shares can sometimes avoid the rules described above by making certain elections, including a
“mark-to-market”
election or electing to treat a PFIC as a “qualified electing fund.” However, U.S. Holders will not be able to make an election to treat us as a “qualified electing fund” because, even if we were to be or become a PFIC, we do not intend to comply with the requirements necessary to permit U.S. Holders to make such election. Each U.S. Holder is urged to consult its tax adviser concerning the United States federal income tax consequences of owning and disposing of ADSs or ordinary shares if we were to be or become a PFIC. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”
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
To sharpen our business focus on the automotive industry, we completed a corporate reorganization in 2011 by spinning off our then subsidiaries that were not involved in our core business, after which we have been focusing on serving the automotive industry in China through our
autohome.com.cn
and
che168.com
websites.
In October 2013, we acquired Autohome Media through one of our wholly-owned subsidiaries in Hong Kong. Autohome Media had engaged in the advertising business outside the PRC for more than three years at the time. We completed the migration of our advertising business from Guangzhou Advertising, Shanghai Advertising, Autohome Advertising and Chengshi Advertising to the subsidiaries of Autohome Media in 2015.
In December 2013, we completed our initial public offering of and listed our ADSs on the New York Stock Exchange under the symbol “ATHM.”
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
In June 2018, we invested in TTP, a company operating an online bidding platform for used automobiles, and we acquired control in TTP in December 2020.
In 2019, we established three wholly-owned subsidiaries in Europe to extend our business to the European market.

Our principal executive offices are located at 18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing 100080, the People’s Republic of China. Our telephone number at this address is +86 (10) 5985 7001. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands.
See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures and divestitures.

B.	Business Overview
Overview
We are the leading online destination for automobile consumers in China, ranking first among automotive service platforms in terms of mobile daily active users as of December 31, 2020 according to
QuestMobile
. Through our two websites, autohome.com.cn and che168.com, accessible through PCs, mobile devices, our mobile applications and mini apps, we deliver comprehensive, independent and interactive content and tools to automobile consumers as well as a full suite of services to automakers and dealers across the auto value chain.
We began in 2008 as a
content-led
vertical media company focusing on media services (“1.0 Media”). In 2016, we launched our “4+1” strategic transformation initiative (“2.0 Platform”), building a platform that covers “auto contents,” “auto transactions,” “auto financing” and “auto lifestyle” to transform and upgrade from a content-led
vertical company to a data and technology-driven automotive platform. Since 2018, we have focused on developing a full suite of intelligent products and solutions with artificial intelligence (“AI”), big data and cloud technologies (collectively, “ABC”) to build an integrated ecosystem that connects all participants in the auto industry by providing end-to-end
data-driven products and solutions across the value chain (“3.0 Intelligence”). Going forward, we plan to continue leveraging our “software as a service” (“SaaS”) capabilities together with our core AI, big data, and cloud technologies (“4.0 ABC + SaaS”) to expand both horizontally and vertically.
We generate revenues from media services, leads generation services and online marketplace and others.

•
Media services: Through our media services, we provide automakers with targeted-marketing solutions in connection with brand promotion, new model release and sales promotion. Our large and engaged user base of automobile consumers provides a broad reach for automakers’ marketing messages.

•
Leads generation services: Our leads generation services enable our dealer subscribers to create their own online stores, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of potential customers and effectively market their automobiles to consumers online and ultimately generate sales leads. Our leads generation services also include used car listing services, which provide a user interface that allows potential used car buyers to identify suitable listings and contact the relevant sellers.

•
Online marketplace and others: While we continue to strengthen our media and leads generation services, we are also further developing our online marketplace and other businesses. These businesses focus on providing facilitation services for new and used car transactions and other platform-based services for new and used car buyers and sellers. Through our auto financing business, we provide services to our cooperative financial institutions that involve facilitating the sale of their loans and insurance products to consumers and independent automobile sellers. Towards the end of 2017, we began offering data products, which leverage our intelligent big data analytics capabilities and massive pool of accumulated user data to provide end-to-end
data- driven products and solutions for automakers and dealers across different stages of the value chain. We believe the breadth and depth of these products and solutions on our platform will allow us to build a robust and technology-driven automotive ecosystem that covers all aspects of the automobile ownership life cycle.

The chart below illustrates our integrated ecosystem, including transaction flows and fund flows within each of our businesses
1
:

We achieved strong operating results during the years ended December 31, 2018, 2019 and 2020. Our net revenues increased by16.4% from RMB7,233.2 million in 2018 to RMB8,420.8 million in 2019 and further increased by 2.8% to RMB8,658.6 million (US$1,327.0 million) in 2020. Our net income attributable to Autohome Inc. increased by 11.5% from RMB2,871.0 million in 2018 to RMB3,200.0 million in 2019 and further increased by 6.4% to RMB3,405.2 million (US$521.9 million) in 2020.
Delivery of Content
We deliver our auto-related content to users mainly through our websites, mobile applications and mini apps, and our interactive online community, all of which are powered by our data and technology capability as well as the extensive accumulated user data. We have access to valuable data of users’ needs, behaviors and patterns in their automotive ownership life cycles, which allows us to accurately and effectively customize content and commercial offerings. Our accurate and comprehensive user profiling enables us to continuously enhance user experience and improve our ability to attract and retain customers.
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

1	As of December 31, 2020, the VIEs carried out primarily part of the leads generation services to dealers (used car listing services) and part of the auto financing services.

To provide a superior experience to our users, we label sponsored content as advertisement to maintain objectivity.
Our Mobile Websites and Applications
For mobile users, our content can be accessed on our websites, on our mobile applications and on our mini apps. We have made significant efforts in recent years to optimize the mobile version of our websites to display our content and develop and enhance the functions of our mobile applications to capture a greater number of users that access our services through mobile devices. For example, according to
QuestMobile
, the combined number of average daily active users for our mobile websites, primary application and mini-apps amounted to 29.1 million, 36.8 million and 42.1 million in December 2018, December 2019 and December 2020, respectively. We were among the earliest in our industry in China to introduce both iOS- and Android-based applications to allow users to easily access our content. Users can conveniently enjoy features available on our mobile websites and applications from their mobile devices, such as reading articles, checking vehicle prices and model parameters, viewing pictures, viewing dealer’s information, visiting our Autohome Mall and participating in forum discussions. We recently launched a lite version of the Autohome application to attract younger audiences.
Our Content and Tools
The foundation of our platform is a large amount of originally-generated content, professionally- generated content, user-generated content, as well as a comprehensive automobile library and extensive automobile listing and promotional information organized around our automotive information database. Leveraging our content and user data, as well as our technological capabilities, we also offer a series of intelligent tools on our platform to provide our users with a smooth and efficient purchase experience.
Originally-generated Content
Our originally-generated content is created by our dedicated editorial team and includes automobile- related articles and reviews, pricing trends in various local markets, photographs, video clips and live streaming. This content covers topics throughout the automobile ownership life cycle, from automobile research, selection and purchase to ownership and maintenance and to eventual replacement. In 2018, we launched a new channel focusing on new energy vehicles to accommodate the increasing interest and attention of our users on new energy vehicles. Our review writers obtain first-hand experiences by test-driving many newly released vehicle models provided by various automakers. We also have an
AH-100
Vehicle Rating System which applies standard criteria to measure a comprehensive set of performance-based features of the vehicles on sale, such as safety, dynamics, fuel consumption, comfortableness and driving experience. Our
AH-100
Vehicle Rating System helps automobile consumers make an easier choice when selecting vehicles to purchase. Our editorial team at our Beijing headquarters and sales offices located in 70 cities throughout China work closely with automakers, dealers and other industry participants to create automobile-related articles. Although automakers may provide us with sample vehicles to test drive, we review all new automobiles independently, based upon our teams’ experience and from our users’ perspective.
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
Professionally-generated Content
In 2016, we launched an open content platform to invite the key opinion leaders and influential bloggers or writers in the automotive field to contribute their high-quality professional review, analysis and insights on automotive-related topics, including vehicle reviews, industry trends, auto photography, maintenance and others. Our diversified professionally-generated contents complement our automotive ecosystem strategy and bring our users enriched and customized content consisting of high-quality articles, photographs, video clips and live streaming. As of December 31, 2020, we had over 24,900 professional content contributors on our platform, compared to around 20,000 contributors as of December 31, 2019. Since 2018, we have been expanding our collaboration with automakers, key opinion leaders, professional experts and social media to further upgrade our professionally-generated content ecosystem.

User-generated Content and User Forum
Our platform hosts an open and vibrant community of automobile consumers, from first-time buyers to sophisticated automobile enthusiasts. Our user community centers around our discussion forums, which are organized based on vehicle models, cities and regions, and various topics of interest. Registered users utilize our discussion forums to share a wide range of automotive experiences such as driving experiences and usage and maintenance tips. Users also frequently provide reviews of automobiles or automotive products and services, post questions and receive answers from fellow forum members. We continued to enhance user engagement and participation in the content generation and delivery process. For example, in addition to the lite version of the Autohome application recently launched to attract younger audiences, we also rolled out Micro-Post channel which allows users to post photos and make brief comments on the channel.
We strive to ensure the credibility, appeal and usefulness of our forums by identifying verified automobile owners and empowering selected registered users as forum moderators. Our verified automobile owners are registered users whose vehicle ownership has been confirmed through various channels. Our forum moderators are generally active registered users with significant forum post counts whom we have identified as being reputable automobile enthusiasts within our online community. Our Road-trip Channel provides contents and commercial products related to hotels, flights and offline road trip events, such as travel journal and road trip experience sharing and customized trip planning services, while our Young Channel on our website is an interest-based social media platform promoting automobile knowledge and culture among young users.
As of December 31, 2018, 2019 and 2020, we had over 90.7 million, over 110 million and over 135.5 million registered users, respectively. As our user base has grown and our user engagement and forum activity has increased, our database of user-generated content has expanded, which in turn has attracted more users. Furthermore, this positive effect on our growing user base has also enhanced the effectiveness of our advertisements and therefore the value of our advertising services, allowing us to increase revenues from existing advertisers.
We have taken a series of measures to ensure that there is no inappropriate, illegal or offensive advertising content published on our platform, particularly content contributed by users. We have dedicated advertising content reviewers who review the content posted on our platform and block illegal and inappropriate advertising content by using our sensitive words filter. We give a conspicuous reminder in our user agreement and the content uploading page that users should ensure that the content uploaded is legal and does not violate any third-party rights. Information published by automobile dealers on our platform is accompanied by a warning that the information comes from dealers and its truthfulness, accuracy and lawfulness are the responsibilities of the publishers, not the platform. In addition, we work with relevant government authorities in policing the content on our platform and remove illegal content and provide regular trainings on content monitoring to relevant employees.
As advised by our PRC legal counsel, if we fail to identify or monitor illegal or inappropriate content and limit or eliminate the dissemination or availability of such content on our platform, we may be subject to penalties imposed by the relevant regulatory authorities, including fines, confiscation of advertising income or, in circumstances involving more serious violations by us, the termination of our internet content licenses. In addition, we may be subject to claims by consumers asserting that the information on the websites and mobile applications operated by us is misleading. Please refer to “Item 3. Key Information—D. Risk Factors—We may be subject to liability for advertisements and other content placed on our websites and mobile applications”, “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Advertisements” and “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet Content Services” for details.

Automobile Library and Listing
We have one of the most comprehensive automobile libraries within our industry in China with approximately 55,100 vehicle model configurations as of December 31, 2020.
We believe our automobile library covers the substantial majority of passenger vehicle models released in China since 2005. It includes a broad range of specifications covering performance levels, dimensions, powertrains, vehicle bodies, interiors, safety, entertainment systems and other unique features, as well as automakers’ suggested retail prices. The scale of content in our automobile library, which we believe would require significant time, expertise and expense to replicate, makes it a valuable tool for our users in researching both new and used automobiles. Our database also includes a large amount of new and used automobile listings and promotional information. With the comprehensive and continuously updated listing information, users can conveniently search for up-to-date
information of vehicle models without having to visit each individual dealer at their local showrooms. In addition, our automotive library contains a significant amount of user-generated content originating from our user forums. Leveraging our innovative AR- and
VR-related
technologies, we utilize three-dimension technology to restore the actual appearances of vehicles and present stereoscopic
720-degree
review of automobiles on our platform. Compared to the traditional two-dimensional
picture-based display of automobile appearances, the
AR-
and
VR-based
vehicle review functionality on our platform enables users to have a real perception of the specific vehicles they are interested in buying and has greatly enhanced user experience.
Our Interactive Tools
Leveraging the rich content and user data on our platform and our advanced AI and data technologies, we have developed a portfolio of intelligent tools to facilitate our users’ potential vehicle purchases. For example, AskBob is a smart assistant tool empowered and enhanced by our rich data and unique algorisms and can generate customized purchase reports for users on the basis of each user’s browsing records and other data. Our car model comparison tool allows users to select a number of car models and compare them by a variety of metrics and other information, thus enabling the users to make an informed purchase decision based on extensive and immediately available comparative data. Our
“7-
step purchase tool” facilitates each step of a user’s purchase process from developing a purchase intent, viewing and choosing cars to visiting a dealer store and picking up the purchased car. The Intelligent Car Finder, on the other hand, is an interactive
AI-based
tool trained by the rich data we have and can answer a variety of questions from potential purchasers and recommend suitable choices to the users.
Our Services
Media Services to Automakers
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

In each of 2018, 2019 and 2020, 103, 92 and 92 automakers operating in China, which include independent Chinese automakers, joint ventures between Chinese and international automakers and international automakers that sell their cars made outside of China, purchased media services from us, respectively. As is customary in China, we sell our advertising services and solutions primarily through third-party advertising agencies that represent the automakers and automobile brands’ regional offices. We typically enter into individual advertising agreements with the third-party advertising agencies. Although we sell our advertising services and solutions to third-party advertising agencies, we consider the automakers and automobile brands’ regional offices, who are the main decision makers as to whether to place advertisements on our websites and mobile applications, to be our end-customers.
As a result, our sales efforts focus primarily on automakers and automobile brands’ regional offices. However, through direct contact between our sales team, advertisers and advertising agencies, we are able to maintain good relationships with existing advertisers and their advertising agencies. The majority of the advertising content on our platform is provided by advertisers or created by advertising agencies or other third parties.
Leads Generation Services to Dealers
Our leads generation services enable our dealer subscribers to create their own online stores, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of potential customers and effectively market their automobiles to consumers online and ultimately generate sales leads. Our leads generation services also include used car listing services, which provide a user interface that allows potential used car buyers to identify suitable listings and contact the relevant sellers. We provided leads generation services to 28,613, 27,100 and 24,517 dealers in 2018, 2019 and 2020, respectively.
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
Online Marketplace and Other Services
Our online marketplace and other businesses include our data products, our new and used car transaction services and our auto financing business. Our data products leverage our intelligent big data analytics capabilities and massive pool of accumulated user data to provide end-to-end
data-driven products and solutions for automakers and dealers across different stages of the value chain. We facilitate new and used car transactions and provide other platform-based services for new and used car buyers and sellers. Through our auto financing business, we provide services to our cooperative financial institutions that involve facilitating the sale of their loans and insurance products to consumers and independent automobile sellers. Historically, we engaged in the direct vehicle sales business where we directly sold vehicles on our platform, but we substantially withdrew from such business in 2016.
Data Products
We have been leveraging our AI, big data, cloud capabilities and other technologies to continue developing and providing to automakers and dealers innovative data products towards the end of 2017 and have successfully advanced our data and intelligent recommendation and reinforced our entire ecosystem by providing highly differentiated value and data-driven end-to-end
SaaS based solutions to our customers. The data products and solutions we offer to automakers and dealers on our platform primarily consist of (i) Intelligent R&D, Intelligent New Car Launch, Intelligent Conversion, Intelligent Activities, analytical tools and customized data reports prepared based on our big data and multi-dimensional analyzes on user reviews, purchasing interest and preferences, geographical competitive advantages of the relevant automakers and dealers and their geographical distribution strategies, and (ii) Intelligent Showroom, Smart DCC, Smart Sales, Smart Aftersales, Smart
Call-Out
and Smart Assistant. Our Intelligent New Car Launch product generates large user attention with comprehensive launch plans based on big data, informing automakers of when and where to launch new products, what groups of potential buyers to target, what competition and selling points strategies to adopt, and what creative content to use in the launch. Post-launch, automakers continue to benefit from our Intelligent Conversion and Intelligent Activities services in maintaining a high level of market enthusiasm in the newly launched products and other mature products. The Intelligent Showroom, which is an intelligent and scenario-based marketing platform, integrates the technologies of AR, VR, big data and voice recognition to achieve the functions of panoramic car shopping, smart push notifications and smart shopping guide. Going forward, we will continue to enrich our data product portfolio to cover the data needs of the entire automobile ownership life cycle.
Used Vehicles Transactions
We first invested in TTP Car Inc., or TTP, a company operating an online bidding platform for used automobiles, in June 2018, and made follow-on
investment at the end of December 2020, after which we held convertible bonds and preferred shares in TTP representing 48.87% of TTP’s equity interest on as-converted
basis. We acquired control in TTP from the December 2020 investment based on our 51% voting rights at TTP’s shareholder meetings and our right to appoint the majority of the members of TTP’s board of directors.
TTP is a used car transaction system that facilitates used car transactions between sellers and buyers. It connects automobile buyers and used automobile sellers and helps facilitate their vehicle transactions on our platform through providing a wide range of auto-related services, such as leads generation, user profile generation, offering of auto financing products and valuation tools. It has improved the under- served used automobile market and addressed problems such as lack of sourcing, traffic and consumer confidence, and has fostered business-to-consumer
purchasing experiences for our consumers. We provide comprehensive auto-related services to our users by integrating TTP’s offline vehicle examination, ownership transfer services and other ancillary services with our online-based services. The used car listing services primarily include listing and display of used vehicles, generation of sales leads, etc. through our platform. Our service fee is charged based on the number of displayed days, or quantity of sales leads delivered. By working closely with TTP, which currently incurs a loss from its operation, we will deeply integrate ourselves into upstream supply of used cars and build a comprehensive ecosystem for used car transactions. The net loss of TTP had an insignificant impact on our results of operations as of December 31, 2020.

New Vehicles Transactions
In 2014, we launched Autohome Mall, an online transaction platform. Autohome Mall is a broad online transaction platform for users to review automotive-related information, purchase coupons offered by automakers for discounts and make purchases to complete the transaction. We primarily generate revenues by providing platform-based services and transaction-oriented marketing solutions and collecting commissions for transactions facilitated by our platform, for new vehicle transactions.
Auto Financing Services
Since 2017, with the collaboration and integration of our business with Ping An Group, we have been developing our auto financing business to address the under-served auto financing market in China by providing comprehensive online-based financial services. We gradually shifted our focus from leads generation to transaction facilitation and promote successful transactions with targeted and diversified auto financial services. Based on users’ preferences and our big data analysis, we recommend a broad range of loans and insurance products offered by our cooperative financial institutions to our users that have auto financing needs and match them to facilitate transactions as an insurance brokerage service provider with the relevant license from the CBIRC. We also introduced merchant loans offered by our cooperative financial institutions to automobile sellers. Through our platform, we plan to enable our users and automobile sellers who are in need of auto financing to easily access various high-quality loans and insurance products and allow our cooperative financial partners to effectively increase the volume of their financing transactions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are unable to effectively manage our auto finance business, we may not be able to achieve our expected business growth, our results of operations may be adversely affected and we may be subject to penalties as a result of noncompliance.” We primarily generate revenues from collecting commissions for facilitating transactions of auto-financing and insurance products on our platform.
Our Pricing Policies and Revenue Models
For our media services to automakers, we primarily use a “cost per day” pricing model to price our online advertising services by charging advertisers on a daily basis for an advertisement placed in a given location on our websites and mobile applications. Although we have set up “cost per thousand impressions,” “cost per click” and other performance-based pricing models, the amount generated on the basis of such models is relatively insignificant.
For our leads generation services to dealers, we charge different subscription fees based on the version of subscription (standard, premium etc.), tier of city (first tier, second tier etc.) and length of subscription (semi-yearly, yearly, etc.) for dealer subscription services, and charge for the advertising services to individual dealer advertisers and used car listing services mostly on a “cost per time” basis. We price our data products based on the scope of services provided by each product. For our transactions and auto financing services, we charge commissions on a per sale or lead basis, taking into consideration industry standards and the value of our services. When pricing all our products and services, we consider the price of comparable products or services (if any) in the market as well as our products and services themselves.
Technology and Product Development
Our technologies and infrastructure are critical to our success. We follow a user-centric strategy for our system architecture and have developed a robust and scalable technology platform driven by AI, big data and cloud technologies with sufficient flexibility to support our rapid growth.
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
and Android-based applications to allow our users to easily access our content. We have built up a team of research and development personnel to focus exclusively on the development and enhancement of our mobile websites and applications and to explore new business models and opportunities through mobile technology. We plan to continue to leverage our mobile technology to enhance the functions and user interfaces of our mobile applications for Apple iOS and Android platforms focusing on convenience, real-time interaction and location-based services.
Leveraging AR- and
VR-related
technologies, we realized significant technology upgrade in 2017 and launched AR automobile showroom and AR auto show during the year, all of which had enabled us to provide our users with an innovative and superior automobile review experience and thus enhanced our user loyalty. In addition, these technology improvements had strengthened our ability to obtain additional user traffic and expanded our user base. We have been continuing our efforts in expanding our VR product portfolio and utilizing AR- and
VR-related
technologies to improve the features of our services and commercialize innovative business initiatives. Since the second half of 2017, we have rolled out additional VR products including VR branding showrooms, intelligent automobile showrooms as well as direct visual access to automakers’ factory design and manufacturing process, which improved our user experience by enabling our users to review and comprehend the entire automobile production process. In 2019, we employed our AR and VR technologies in constructing a
360-degree
panoramic multi-dimensional online visual scene that creates an offline auto show atmosphere for our
818 Global Super Auto Show
, further carrying forward our pursuit of all round sensory user experience and aiding the creation of an innovative integration of auto show and the internet that helps automakers and dealers better engage with consumers. We plan to continue to make further upgrades and develop new technology to provide more diversified platforms for our users, and to expand the use of AR- and
VR-related
technologies throughout our ecosystem in order to offer automakers and dealers with more innovative and effective branding and marketing tools and greater exposure to highly targeted potential consumers throughout China. Also, we will continue to develop significant resources to expand the content breadth and depth offered on our platform in order to deliver the best user experience in the market.
We had an experienced product development team of 1,709 engineers as of December 31, 2020. Our past innovation has focused on helping users research, select and purchase suitable vehicles through our websites. We plan to develop additional products and services for our mobile applications and media-related technology and enhance our big data analytics capabilities and
AR-
and
VR-related
technologies.
Sales and Marketing and User Acquisition
Our nationwide
in-house
team of sales representatives sells our services to automakers and dealers. As of December 31, 2020, we had 1,500 sales and marketing representatives operating our physical sales office network spanning 70 cities across China and visiting customers in an additional 109 satellite cities. We have a prudent expansion plan and we typically only open new physical sales offices in a city after we have already established a sufficient customer base in the area. In cities where we do not yet have a customer base, we provide sales coverage by telephone. Our Beijing-based telephone sales team provides sales coverage to the cities in which we do not have physical sales offices. Our sales team also provides ongoing customer support to our customers. In the past years, we have successfully expanded our market presence in the first- and second-tier cities in China. We plan to continue to expand our sales and marketing efforts into third- and fourth-tier cities to further capture the opportunities for automobile sales growth in those markets.

Our sales team is equipped with specialized automotive industry knowledge and expertise, understands our customers’ needs and is trained to help them develop their advertising strategies. Salespeople work directly with our advertisers and advertising agencies that represent advertisers. Our sales team also maintains close relationships with our dealer customers by, among other things, providing continuing training, support and ongoing customer service for our dealer subscriptions services and other value- added services. Our sales team for transaction business is in charge of customer services and maintains our relationships with automakers, our dealership partners, and business development personnel.
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
We believe brand recognition is important to our ability to attract users. We focus our sales and marketing efforts through search engines, navigation websites and mobile platforms to retain and strengthen our leading position in terms of user reach. For example, we cooperate with application stores and mobile browsers to promote our mobile applications and our websites. We also conduct online marketing events on Autohome Mall and other traditional and social media channels as well as offline promotional campaigns with our partners. For example, we conduct the annual “Singles’ Day” campaign to generate quality sales leads and further facilitate the transactions. Since the fourth quarter of 2017, we have been paying for TV ads on different channels of the China Central Television, the predominant state television broadcaster in China, to reach more audience in the third- or lower-tier cities and towns in China and promote their recognition of our platform as a one-stop
destination for selecting and purchasing automobiles and various types of auto-related services. We have also engaged celebrities, primarily athletes, as our brand spokespersons to further promote our brand and stimulate user interest in our platform.
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
” trademarks in China. In addition, as of December 31, 2020, we held 76 pending trademark applications and 439 registered trademarks. As at the same date, we had 96 registered domain names, including our main website domain names,
autohome.com.cn
and
che168.com
, 361 pending patent applications, and 206 registered patents. We had 508 computer software copyrights as of December 31, 2020.
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

Seasonality
Our quarterly revenues and other operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are beyond our control. Our business experiences seasonal variations in association with the demand for automobiles in China. For example, the first quarter of each year generally contributes the lowest portion of our annual net revenues primarily due to a slowdown in business activities around and during the Chinese New Year holiday, which occurs during the period. Consequently, our results of operations may fluctuate from quarter to quarter. As each of our business lines may have different seasonality factors and the mix of our revenue sources may shift from year to year, our past performance may not be indicative of future trends. See also “Risk Factors—Risks Related to Our Business and Industry—Our business is subject to fluctuations, including seasonality, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.”
Compliance and Legal Proceedings
We may from time to time and in the future be subject to various claims and legal, regulatory and/or administrative proceedings that arise in the ordinary course of our business. There are currently no legal proceedings that, in the opinion of our management, may have a material adverse effect on our business and results of operations.
PRC Regulation
This section summarizes the principal PRC laws and regulations relevant to our business and operations.
Regulations on Value-Added Telecommunications Services
On September 25, 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations, which draw a distinction between “basic telecommunication services” and “value-added telecommunications services.” The Telecommunications Regulations were subsequently revised on July 29, 2014 and on February 6, 2016. On December 28, 2015, the MIIT published the Classification Catalog of Telecommunications Services, or the 2015 Catalog, which took effect on March 1, 2016 and was partially revised on June 6, 2019. Under the 2015 Catalog, “value-added telecommunication services” was further classified into two sub-categories
and 10 items. Both internet content provision services, or ICP services, and online data processing and transaction processing services are under the second subcategory of value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.
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

To comply with these PRC laws and regulations, both of our ICP operators, Autohome Information and Shengtuo Hongyuan, hold ICP licenses. Shengtuo Hongyuan is in the process of renewal of its ICP license and is expected to obtain the updated ICP license in March 2021. Autohome Information also holds a value-added telecommunications license for conducting online data processing and transaction processing services (for
e-commerce
only).
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
To comply with these PRC regulations, we operate our websites through our VIEs, Autohome Information and Shengtuo Hongyuan. Each of Autohome Information and Shengtuo Hongyuan is currently 50% owned by Quan Long and 50% owned by Haiyun Lei, both of whom are PRC citizens. Both Autohome Information and Shengtuo Hongyuan hold ICP licenses. Shengtuo Hongyuan is in the process of renewal of its ICP license and is expected to obtain the updated ICP license in March 2021.
Regulation on Foreign Investment
On March 15, 2019, the Foreign Investment Law was enacted by the National People’s Congress, which became effective on January 1, 2020 and replaced the trio of the laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.
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

Moreover, the Foreign Investment Law establishes a foreign investment information reporting system. Foreign investors or foreign-funded enterprises shall submit the investment information to competent governmental departments for commerce through the enterprise registration system and the enterprise credit information publicity system. The contents and scope of foreign investment information to be reported shall be determined under the principle of necessity. Where foreign-investors or foreign- invested enterprises are found to be non-compliant
with these information reporting obligations, competent department for commerce shall order corrections within a specified period; if such corrections are not made in time, a penalty of not less than RMB100,000 yet not more than RMB500,000 shall be imposed. Aside from the reporting system for foreign investment information, the Foreign Investment Law shall also establish a security examination mechanism for foreign investment and conducts security review of foreign investment that affects or may affect national security. The decision made upon the security examination in accordance with the law shall be final. We will be subject to the Foreign Investment Law if our contractual arrangements with our VIEs are defined or regarded as a form of foreign investment in the future.
On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures for Reporting of Information on Foreign Investment, which came into effect on January 1, 2020 and pursuant to which, foreign investors or foreign-invested enterprises shall report investment information when foreign investors carry out investment activities directly or indirectly within China, for example, the establishment of the foreign-invested enterprises, including establishment through purchasing the equities of a domestic enterprise or subscribing to the increased capital of a domestic enterprise, and its subsequent changes are required to submit an initial or change report through the Enterprise Registration System.
Regulations on Internet Content Services
The National People’s Congress has enacted laws with respect to maintaining the security of internet operation and internet content. According to the Internet Measures, violators may be subject to penalties, including criminal sanctions, for internet content that:

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
On February 4, 2015, the Cyberspace Administration of China, or the CAC promulgated the Administrative Provisions on Account Names of Internet Users, or the Account Names Provisions, which became effective as of March 1, 2015. The Account Name Provisions require all users of internet information service providers to authenticate their real identity information for registration of accounts. Relevant internet information service providers are responsible for the protection of users’ privacy, consistency of user information, such as account names, avatars, the requirements contemplated in the Account Names Provisions, making reports to the competent authorities if the names of institutions or social celebrities are illegally used for or associated with registration of account names, and taking appropriate measures to stop any such violations, such as notifying the user to make corrections within a specified time and suspending or closing accounts in the event of continuing non-compliance.

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
On September 7, 2017, the CAC promulgated the Provisions on the Administration of Information Services Provided through Chat Groups on the Internet, or the Chat Groups Provision, and the Administrative Provisions on the Information Services Provided through Public Official Accounts of Internet Users, or the Public Official Accounts Provision, both of which became effective as of October 8, 2017. The Public Official Accounts Provision was subsequently revised on January 22, 2021, and became effective on February 22, 2021. According to the Provisions, the internet service providers are required to verify the authenticity of identity information of their users. In addition, for any violation of laws and regulations by chat groups or public official accounts, service providers should take certain measures such as issuing a warning, suspending publication of the inappropriate information, and closing the chat groups or the public official accounts.
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
On March 15, 2017, the National People’s Congress of the PRC issued the General Rules of the Civil Law of the People’s Republic of China, which came into effect on October 1, 2017. The General Rules have introduced personal information rights and data protection and provide that personal information of a natural person should be protected by the law. On May 28, 2020, the National People’s Congress of the PRC approved the Civil Code of the PRC, or the Civil Code, which came into effect on January 1, 2021 and abolished the General Rules of the Civil Law of the People’s Republic of China. Pursuant to the Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity.
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
On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation, or SAMR, issued the Notice on the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, which came into effect on November 28, 2019. The notice requires that there shall be a privacy policy in the app, and the privacy policy shall contain the rules for collecting and using personal information. The notice also requires that the app shall prompt their users to read the privacy policy through obvious methods such as pop-up
windows when an app is put into operation for the first time. According to the notice, the type of personal information collected by the app should be limited to the extent necessary to meet the operation of the corresponding business function. If personal information collected through app for a new business function is beyond the scope of a user’s previous consent, refusing to provide the original business function by the app upon the user’s disagreement with the new scope of personal information collection shall be considered as in violation of the necessity principle, except in the case where the new business function replaces the previous business function.

On April 10, 2019, the Cyber Security and Protection Bureau of the Ministry of Public Security, the Beijing Internet Industry Association and the Third Research Institute of the Ministry of Public Security jointly issued Internet Personal Information Security Protection Guidance. The guidance applies to “personal information holders”, which means enterprises that provide services through the internet and organizations or individuals who use a private or internet- disconnected space to control and process personal information. It indicates that in addition to traditional internet companies, companies or individuals in other fields are also subject to its governance for long as they are involved in the control and processing of personal information. The guidance imposes more stringent requirements on the collection of personal information by personal information holders. For example, the guidance provides that personal information that is not related to the services provided by personal information holders should not be collected, and service providers shall not force users to provide personal information by bundling products or various business functions of the service.
On October 21, 2020, the Standing Committee of the National Peoples’ Congress issued the Personal Information Protection Law (Draft for comments), or the Draft Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection. Pursuant to the Draft Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). The Draft Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, including but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing
or delegation etc. As of the date of this annual report, the Draft Personal Information Protection Law is still pending approval and has not come into effect.
To comply with these laws and regulations, we require our users to accept a user terms of service whereby they agree to provide certain personal information to us, and have established information security systems to protect users’ privacy.
Regulations on Advertisements
The PRC government regulates advertising, including online advertising, principally through the SAMR. Prior to November 30, 2004, in order to conduct any advertising business, an enterprise was required to hold an operating license for advertising in addition to a relevant business license. On November 30,2004, the State Administration for Industry and Commerce, the predecessor of the SAMR, issued the Administrative Rules for Advertising Operation Licenses, effective as of January 1, 2005, which was replaced by Administrative Provisions on Advertising Registration issued on November 1, 2016 and took effect on December 1, 2016. The advertisement operation entities are restricted to radio stations, TV stations and newspaper and periodical publishers and the Advertising Operation License was canceled. Therefore, our subsidiaries and VIEs are not required to hold an advertising operation license to conduct advertising business.
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
Regulations on Broadcasting Audio/Video Programs through the Internet
On July 6, 2004, the State Administration of Radio, Film, and Television, or the SARFT, promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules, which were replaced by Provisions on the Administration of Private Network and Targeted Communication Audio-visual Program Services which took effect on June 1, 2016. For an entity that engages in content delivery, integrated broadcast control, transmission distribution and other private network and targeted communication to send audio-visual program service, an “Internet Audio/Video Program Transmission License” is required.
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
On December 20, 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008 and was amended in August 2015. Circular 56 reiterates the requirement set forth in the A/V Broadcasting Rules that online audio/video service providers must obtain an “internet audio/video program transmission license” from the SARFT. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state- owned or state-controlled companies. According to relevant official answers to press questions published on the SARFT’s website dated February 3, 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register
and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. These policies have been reflected in the Application Procedure for Audio/Video Program Transmission License. Failure to obtain the internet audio/video program transmission license may subject an online audio/video service provider to various penalties, including fines of up to RMB30,000, seizure of related equipment and servers used primarily for such activities and even suspension of its online audio/video services.

On March 17, 2010, the SARFT issued the Internet Audio/Video Program Services Categories (Provisional), or the Provisional Categories, which were amended on March 10, 2017. The amended Provisional Categories classified Internet audio/video programs into four categories, which are further divided into seventeen sub-categories.
To comply with these laws and regulations, Autohome Information obtained an internet audio/video program transmission license, which is currently in the process of renewal, for automotive-industry- information-related audio/video programs posted on our autohome.com.cn website and relevant mobile applications.
Regulations on Producing Audio/Video Programs
On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004. On August 28, 2015, State Press and Publication of the General Administration of Radio and Television Decree No. 3 was issued to amend some provisions of the aforesaid Measures, which was further revised on by the National Radio and Television Administration on October 29, 2020. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria.
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

Regulations on Online Cultural Services
On February 17, 2011, the Ministry of Culture, the predecessor of the Ministry of Culture and Tourism, promulgated the Interim Administrative Provisions on Internet Culture, which became effective on April 1, 2011 and was most recently amended in December 2017. The Interim Administrative Provisions on Internet Culture require ICP operators engaged in “internet culture activities” to obtain an Internet Culture Business Permit from the provincial administration of culture. The term “internet culture activities” includes, among other things, online dissemination of internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, publication and broadcasting of internet cultural products.
On August 12, 2013, the Ministry of Culture promulgated the Notice on Implementing the Administrative Measures for the Content Self-examination of Internet Culture Business Entities. According to this notice, any cultural product or service shall be reviewed by the provider before being released to the public and the review process shall be done by persons who have obtained the relevant content review certificate.
Autohome Information has obtained an Internet Culture Business Permit in January 2013, and we have renewed our permit to include “use of information network to operate music entertainment products, game products, performance drama (section), and performance.”
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
The Notice on Tightening the Administration of Online Live-streaming Services, or the Online Live- streaming Services Notice, was jointly issued by the CAC and five other PRC governmental authorities. Under the Online Live-streaming Services Notice, the online live-streaming service provider involved in the business of telecommunications and internet news information, online shows, live-streaming of online audiovisual programs and other services shall apply to the relevant departments for licenses on operations of telecommunications business, internet news information services, internet culture business, and internet transmission of audio/video programs, respectively. In addition, the online live-streaming service provider shall go to the local public security departments of its residence to perform public security filing procedures within 30 days of the launch of the live-streaming services.

Currently we are providing online live-streaming services through our websites and mobile applications. Autohome Information has obtained an internet audio/video program transmission license on February 9, 2010, which is currently in the process of renewal. In addition, in January 2013, Autohome Information obtained an Internet Culture Business Permit, which includes “use of information network to operate music entertainment products, game products, performance drama (section), and performance.”
Regulations on Internet Publishing
The Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, was jointly issued by the MIIT and the State General Administration of Press, Publication, Radio, Film and Television (the predecessor of the National Radio and Television Administration), or the SAPPRFT, in 2016, and came into effect on March 10, 2016. The Online Publishing Provisions define “online publishing services” as providing online publications to the public through information networks. Any online publishing services provided in the territory of the PRC are subject to these provisions. The Online Publishing Provisions requires any internet publishing services provider to obtain an online publishing service license to engage in online publishing services. Under the Online Publishing Provisions, online publications refer to digital works which have publishing features such as digital work that have been edited, produced or processed and which are made available to the public through information networks, including written works, pictures, maps, games, cartoons, audio/video reading materials and other methods. Any online game shall obtain approval from SAPPRFT before it is launched online. Furthermore, Sino-foreign equity joint ventures, Sino- foreign cooperative joint ventures and wholly foreign-owned enterprises cannot engage in providing web publishing services.
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

Pursuant to the Negative List, foreign investors are allowed to have complete ownership of equity interests in
e-commerce
businesses.
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
On February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day and will operate as a compliance guidance under the existing PRC anti-monopoly laws and regulations for platform economy operators. The Guideline intends to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related merchants and service providers on online platforms. Pursuant to the Guideline, representative examples of abuse of dominance include unfairly locking in exclusive agreements with merchants and targeting specific customers with unreasonable big-data
driven tailored pricing through their online behavior to eliminate or limit market competition.

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
Pursuant to the Mobile Application Administrative Provisions, an internet application program provider must verify a user’s mobile phone number and other identity information under the principle of mandatory real name registration at the back-office end and voluntary real name display at the front- office end. An internet application provider must not enable functions that can collect a user’s geographical location information, access user’s contact list, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant application programs, unless it has clearly indicated to the user and obtained the user’s consent on such functions and application programs. In respect of an internet application service provider, the Mobile Application Administrative Provisions requires that, among others, it must file a record with the provincial authority within 30 days after it rolls out the internet application service online. It must also examine the authenticity, security and legality of internet application providers on its platform, establish a system to monitor application providers’ credit and file a record of such information with relevant governmental authorities. If an application provider violates the regulations, the internet application store service provider must take measures to stop the violations, including warning, suspension of release, withdrawal of the application from the platform, keeping a record and reporting the incident to the relevant governmental authorities.
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

The Measures on Sales of Automobile further provides that a supplier shall not require its dealers to have sales, after-sales service and other functions at the same time, shall not restrict its dealers’ operations of goods of other suppliers, and shall not restrict the dealers from providing parts or other after- sales services for automobiles of other suppliers. Except as otherwise agreed by the parties, a supplier shall not sell automobiles directly to consumers in the area where its dealer is authorized to sell.
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
Regulations on Insurance Brokerage Business
In April 2015, the Standing Committee of the National People’s Congress promulgated the Insurance Law of PRC. In October 2015, the China Insurance Regulatory Commission, or the CIRC (the predecessor of the CBIRC) promulgated the Provisions on the Supervision and Administration of Insurance Brokers, which was replaced by the Provisions on the Regulation of Insurance Brokers, or the Insurance Brokers Provisions, on May 1, 2018. The Insurance Brokers Provisions define insurance brokers as institutions which provide intermediary services, in favor of the insured, in the course of concluding insurance contracts between the insured and the insurance companies and charge certain commission as agreed. Pursuant to the Insurance Law and Insurance Brokers Provisions, a license for engaging in insurance brokerage businesses is required in the course of setting up an insurance brokerage company. The companies which intend to provide insurance brokerage service should meet certain requirements set up by the CIRC and should not conduct insurance brokerage business unless the aforesaid license is received.
In July 2015, the CIRC promulgated the Circular of the CIRC on Issuing the Interim Measures for the Supervision of Internet Insurance Business, or CIRC Circular 69, which became effective on October 1, 2015. On December 7, 2020, the CBIRC published the Regulatory Measures for Internet Insurance Business, which became effective on February 1, 2021 and replaced the Interim Measures for the Supervision of Internet Insurance Business. The Regulatory Measures for Internet Insurance Business stipulates that only insurance companies and professional insurance intermediaries established upon approval by insurance regulatory authorities and registered could provide internet insurance services, such as providing insurance products consultation services, assisting policyholders with selecting insurance products, calculating insurance premiums, drafting insurance plans for policyholders and processing insurance application formalities. It also provides that insurance intermediaries are required to manage their marketing activities and retain records of online insurance transactions. In addition, it sets a higher standard for insurance intermediaries that conduct online insurance business to improve IT infrastructure and cybersecurity protection.
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
On April 25, 2013, the Standing Committee of the National People’s Congress promulgated the Tourism Law, which became effective as of October 1, 2013 and was revised on October 26, 2018. According to the Tourism Law, the information that travel agencies release to attract or organize tourists is required to be authentic and accurate, and no false publicity can be made to mislead tourists. In addition, travel agencies conducting business via the Internet are required to present information of their travel agency business licenses on their websites, and ensure the truthfulness and accuracy of the travel-related information they release on their websites.

The Regulation on Travel Agencies, or the Travel Agency Regulations, issued by the PRC State Council in February 20, 2009, which became effective as of May 1, 2009 and was revised on March 1, 2017 and November 29, 2020, requires that the travel agency which apply for the operation of domestic tourism and inbound tourism shall file application for a travel agency business license to the competent culture and tourism administration department of the province, autonomous region, or centrally-administered municipality where it is domiciled, or the district-level tourism administration department it has commissioned.
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
Regulations on Online Airline ticketing transaction
On August 9, 2017, the Civil Aviation Administration of China issued the Notice on Regulating Online Airline Ticketing, pursuant to which online airline-ticketing platform shall not conduct bundle-sales of any other services and products by default along with selling airline tickets. The online airline- ticketing platform shall display services and products ancillary to airline tickets (e.g. VIP lounge coupon and insurance) in an explicit and accurate manner and shall offer such services and products to customers as an option in addition to the airline ticket purchases, instead of by means of service or product bundling.
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
Patent
. The Standing Committee of the National People’s Congress adopted the Patent Law in 1984, and amended it in 1992, 2000, 2008 and 2020 (the current effective revision became effective on October 1, 2009 while the latest revision has not yet come into effect until June 1, 2021). The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of inventions, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

Copyright.
The Standing Committee of the National People’s Congress adopted the Copyright Law in 1990 and amended it in 2001, 2010 and 2020 (the current effective revision became effective on April 1, 2010 while the latest revision has not yet come into effect until June 1, 2021), respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.
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
On December 26, 2009, the Standing Committee of the National People’s Congress adopted the Torts Liability Law, which became effective on July 1, 2010 and was abolished by the Civil Code which became effective on January 1, 2021. Pursuant to the Civil Code, both internet users and internet service providers may be liable for the wrongful acts of users who infringe the lawful rights of other parties. If an internet user utilizes internet services to commit a tortious act, the party whose rights are infringed may request the internet service provider to take measures, such as removing or blocking the content, or disabling the links thereto. Failure to take necessary measures after receiving such notice will subject the internet service providers to joint liability for any further damages suffered by the rights holder. Furthermore, if an internet service provider fails to take necessary measures when it knows that an internet user utilizes its internet services to infringe the lawful rights and interests of other parties, it will be held jointly liable with the internet user for damages resulting from the infringement.
According to an interpretation by PRC Supreme People’s Court, which took effect on January 1, 2013 and was revised on December 29, 2020, internet service providers will be held jointly liable if they continue their infringing activities or do not remove infringing content from their websites once they know of the infringement or receive notice from the rights holder. If an internet service provider economically benefits from the works, performances, and sound or visual recordings provided by network users, it must pay close attention to infringement of network information transmission rights by network users.

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
Domain Names.
In September 2002, China Internet Network Information Center, or CNNIC, issued the Implementing Rules for Domain Name Registration, as amended in June 2009 and May 2012, that set forth detailed rules for registration of domain names. On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, which came into effect on November 1, 2017 and replaced the original measures promulgated in 2004. The measures regulate the registration of domain names, such as the first tier domain name “.cn.” Pursuant to the Implementing Rules on Registration of National
Top-level
Domain Names promulgated by the CNNIC and took into effect on June 18, 2019, the domain name services follow a “first come, first file” principle. Applicants for registration of domain names shall provide their true, accurate and complete information of such domain names to and enter into registration agreements with domain name registration service institutions. The applicants will become the holders of such domain names upon the completion of the registration procedure. We have registered a number of domain names, including autohome.com.cn, autohome.com and che168.com.
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
Under the Exchange Rules, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB will be convertible for current account items, including the distribution of dividends, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of, or registration with, SAFE or its local counterpart. Capital investments by PRC entities outside of China, after obtaining the required approvals of, or making filings with, the relevant approval authorities, such as the MOFCOM and the National Development and Reform Commission of the PRC, or NDRC, or their local counterparts, are also required to register with SAFE or its local counterpart.
Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from or being registered with SAFE or its local counterpart.
In utilizing the proceeds we received from our equity offerings, as an offshore holding company with PRC subsidiaries, we may (a) make additional capital contributions to our PRC subsidiaries, (b) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (c) make loans to our PRC subsidiaries or VIEs or (d) acquire offshore entities with business operations in China in offshore transactions. However, such use of proceeds are subject to PRC regulations. For example, loans by us to our PRC subsidiaries, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches or filed with SAFE in its information system.

On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. On June 9, 2016, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which revised some provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from registered capital denominated in foreign currency of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than the foreign- invested company’s affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties. Pursuant to both of SAFE Circular 19 and SAFE Circular 16, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the
“conversion-at-will”
system for foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will
system for foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account, special account for foreign debt or special account for overseas listing into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. According to SAFE Circular 19 and SAFE Circular 16, such Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, it is still not clear whether foreign- invested enterprises like our PRC subsidiaries are allowed to extend intercompany loans to our VIEs. In addition, as SAFE Circular 19 and SAFE Circular 16 were promulgated recently, there remain substantial uncertainties with respect to the interpretation and implementation of these circulars by relevant authorities. See “Item 3. Key Information—D. Risk Factor—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our equity offerings to make loans to our PRC subsidiaries and VIEs or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”
Moreover, on January 26, 2017, SAFE promulgated Circular of the State Administration of Foreign Exchange on Further Advancing the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance, or the Circular 3. The Circular 3 stipulates several control measures with respect to the outbound remittance of any profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks should review board resolutions, the original version of tax filing records and audited financial statements before wiring the foreign exchange profit distribution of a foreign-invested enterprise exceeding US$50,000; and (ii) domestic entities should hold income to make up previous years’ losses before remitting the profits to offshore entities. Moreover, pursuant to Circular 3, verification on the genuineness and compliance of foreign direct investments in domestic entities has also been tightened.
On October 23, 2019, SAFE issued the Notice on Further Promoting Cross-border Trade and Investment Facilitation, or the Circular 28, which expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.
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
Should there be any PRC residents proposed to become our shareholders in the future, they shall register with the competent local branch of SAFE or relevant banks with respect to their investments in our company as required by SAFE Circular No. 37 or SAFE Circular No. 13 and shall update their registration filings with SAFE or relevant banks when there are any changes that should be registered under SAFE Circular No. 37 or SAFE Circular No. 13.
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
In addition, the MOF and the SAT has issued circulars concerning employee share options. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options with relevant tax authorities and withhold the individual income taxes of employees who exercise their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”
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
According to the Social Security Law of the PRC, which was promulgated by the SCNPC on October 28, 2010 and came into effect on July 1, 2011, and was amended on December 29, 2018, and other relevant PRC laws and regulations such as the Interim Regulations on the Collection and Payment of Social Insurance Premiums effective on January 22, 1999 and amended on March 24, 2019, Regulations on Work Injury Insurance implemented on January 1, 2004 and amended on December 20, 2010, Regulations on Unemployment Insurance promulgated on January 22, 1999 and Trial Measures on Employee Maternity Insurance of Enterprises implemented on January 1, 1995, the employer shall contribute to social insurance plans covering basic pensions insurance, basic medical insurance, maternity insurance, employment injury insurance and unemployment insurance. Basic pension, medical and unemployment insurance contributions shall be paid by both employers and employees, while employment injury insurance and maternity insurance contributions shall be paid only by employers, and employers who failed to promptly contribute social security premiums in full amount shall be ordered by the social security premium collection agency to make or supplement contributions within a stipulated period, and shall be subject to a late payment fine computed from the due date at the rate of 0.05% per day; and where payment is not made within the stipulated period, the relevant administrative authorities shall impose a fine ranging from one to three times the amount of the amount in arrears.

According to the Regulations on the Administration of Housing Fund, which was promulgated by the State Council and became effective on April 3, 1999, and was amended on March 23, 2002 and March 23, 2019, enterprises in the PRC must register with the competent managing center for housing provident funds and upon the examination by such center, these enterprises shall complete procedures for opening an account at the relevant bank for the deposit of employees’ housing provident funds. Enterprises are also required to pay and deposit housing provident funds on behalf of their employees in full and in a timely manner. Employers that violate these regulations and fail to process housing provident fund payments or deposit registrations with the housing provident fund administration center within a designated period are subject to a fine ranging from RMB10,000 to RMB50,000.
Pursuant to the Reform Plan of the State Tax and Local Tax Collection Administration System, which was promulgated by the General Office of the Communist Party of China and the General Office of the State Council of the PRC on July 20, 2018, from January 1, 2019, all the social insurance premiums including the premiums of the basic pension insurance, unemployment insurance, maternity insurance, employment injury insurance and basic medical insurance will be collected by the tax authorities. According to the Notice by the General Office of the State Administration of Taxation on Conducing the Relevant Work Concerning the Administration of Collection of Social Insurance Premiums in a Steady, Orderly and Effective Manner promulgated on September 13, 2018 and the Urgent Notice of the General Office of the Ministry of Human Resources and Social Security on Implementing the Spirit of the Executive Meeting of the State Council in Stabilizing the Collection of Social Security Contributions promulgated on September 21, 2018, all the local authorities responsible for the collection of social insurance are strictly forbidden to conduct self-collection of historical unpaid social insurance contributions from enterprises. Notice of the State Administration of Taxation on Implementing Measures on Further Support and Serve the Development of Private Economy promulgated on November 16, 2018 reiterates that tax authorities at all levels may not organize self-collection of arrears of taxpayers including private enterprises in the previous years.
Regulations on Concentration in Merger and Acquisition Transactions
The M&A Rules established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time- consuming and complex. These rules require, among other things, that the MOFCOM be notified in advance of any change-of-control
transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 and amended on September 18, 2018 are triggered. In August 2006, six PRC regulatory agencies, including the CSRC, jointly adopted the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective in September 2006 and was further amended in June 2009. This M&A Rule purports to require, among other things, offshore special purpose vehicles, formed for listing purposes through acquisition of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval from the CSRC prior to publicly listing their securities on an overseas stock exchange.
Complying with these requirements could affect our ability to expand our business or maintain our market share. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Certain regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.”

C.	Organizational Structure
The following diagram illustrates our corporate structure, including our principal subsidiaries and VIEs, as of the date of this annual report:

Autohome Inc.
(Cayman Islands)
100%
17.39% Convertible Bond
100%
Cheerbright International Holdings Limited
("Cheerbright")
(British Virgin Islands)
TTP CAR INC.
(Cayman Island)
Autohome Link Inc.
(Cayman Islands)
100%
Autohome (Hong Kong) Limited
(Hong Kong)
100%
Autohome Media
(Hong Kong)
31.48%
100%
100%
AUTO PAI LTD (BVI)
TTP CAR (HK) LIMITED
(Hong Kong)
Autohome Link Hong Kong Limited
(Hong Kong)
100%
Fetchauto Limited (UK)
100%
Fetchauto Limited
(Ireland)
100%
FetchAuto GmbH
100%
100%
Outside China
100%
Inside China
100%
Autohome Shanghai Advertising Co., Ltd.
Shanghai Chezhitong Information Technology Co., Ltd
Chezhiying WFOE
100%
Beijing Prbrownies Software Co., Ltd.
100%
100%
Beijing Autohome Advertising Co., Ltd.
TTP WFOE
Two Individuals (1)
100%
Beijing Autohome Technologies Co., Ltd.
Weiwei Wang (2)
100%
Shengtuo Hongyuan
100%
100%
Guangzhou Chezhihuitong Advertising Co., Ltd.
Shanghai Jinwu.
100%
Guangzhou Autohome Advertising Co., Ltd.
100%
Autohome WFOE
100%
Hainan Chezhiyitong Information Technology Co., Ltd.
100%
Tianjin Autohome Data Information Technology Co., Ltd.
Two Individuals (1)
100%
100%
Autohome Zhejiang Advertising Co., Ltd.
Autohome Information"
100%
Shanghai Tianhe
Contractual arrangements
Equity interest

Note:

(1)
The two individuals are Quan Long and Haiyun Lei, each a PRC citizen. Each of Quan Long and Haiyun Lei holds 50% of the equity interests in each of Autohome Information and Shengtuo Hongyuan. Quan Long is our director, chairman of the board and chief executive officer. Haiyun Lei is an employee of Ping An Group.

(2)	Weiwei Wang, a PRC citizen, holds 100% of the equity interests in Shanghai Jinwu Auto Technology Consultant Co., Ltd.. Weiwei Wang is the founder of TTP Car Inc.
As of December 31, 2020, Yun Chen owned 49.0% of our total issued and outstanding ordinary shares. Yun Chen is a subsidiary of Ping An Group, which beneficially owned 49.0% of the total voting rights in our company.
In September 2016, the then individual nominee shareholders of Shengtuo Hongyuan and Guangzhou Advertising (our previous VIE that is already dissolved and deregistered) entered into equity interest purchase agreements and debt transfer and offset agreements with Min Lu and Haiyun Lei, pursuant to which the then individual nominee shareholders transferred all of their equity interests in each of the entities to Min Lu and Haiyun Lei. In March 2017, the then individual nominee shareholders of Autohome Information and Shanghai Advertising (our previous VIE that is already dissolved and deregistered) entered into equity interest purchase agreements and debt transfer and offset agreements with Min Lu and Haiyun Lei, pursuant to which the then individual nominee shareholders transferred all of their equity interests in each of the entities to Min Lu and Haiyun Lei. Upon the execution of the above equity interest purchase agreements and debt transfer and offset agreements, all contractual arrangements between the then individual nominee shareholders and our wholly owned subsidiaries have been terminated. Autohome WFOE entered into a series of contractual agreements with (i) Autohome Information and each of its individual nominee shareholders in March 2017, (ii) Autohome Information and each of its subsidiaries, namely Autohome Advertising and Chengshi Advertising, in September 2016, and (iii) Shanghai Advertising and each of its individual nominee shareholders in March 2017. Chezhiying WFOE entered into a series of contractual agreements with Shengtuo Hongyuan, each of its individual nominee shareholders, Autohome Used Car Appraisal and Autohome Used Car Brokerage, in September 2016. Autohome WFOE has executed the termination agreements with respect to the contractual agreements that it has entered into with Shanghai Advertising and each of their individual nominee shareholders to terminate the contractual arrangements on the same date of the issuance of an approval notice for the deregistration of Shanghai Advertising by the competent authority for market regulation in charge of Shanghai Advertising. We have completed the dissolution and deregistration of Shanghai Advertising in July 2020. We also entered into a series of contractual arrangements with Guangzhou Advertising, and each of its then individual nominee shareholders previously. We terminated such agreements and completed the dissolution and deregistration of Guangzhou Advertising in November 2018.
In December 2020, the Company acquired TTP which conduct its business related to internet content services in China through Shanghai Jinwu and Shanghai Antuo. In August 2015, TTP WFOE entered into a series of contractual agreements with Shanghai Jinwu and Weiwei Wang, being the individual nominee shareholder of Shanghai Jinwu. In August 2015, TTP WFOE entered into a series of contractual agreements with Shanghai Antuo and each of its individual nominee shareholders, namely Weiwei Wang and Butao Yu. The contractual arrangements of TTP WFOE with Shanghai Jinwu and Shanghai Antuo and their respective shareholders allow TTP to (i) exercise effective control over Shanghai Jinwu and Shanghai Antuo, (ii) receive substantially all of the economic benefits of Shanghai Jinwu and Shanghai Antuo, and (iii) have an exclusive option to purchase all or part of the equity interests in Shanghai Jinwu and Shanghai Antuo when and to the extent permitted by the PRC laws.
For the information regarding our contractual arrangements, please refer to “Item 7.B. Related Party Transactions—Contractual Arrangements with Our Variable Interest Entities.”
In consideration of the previous restrictions imposed on the shareholders of foreign-invested companies engaging in advertising business, we once conducted advertising business by entering into a series of contractual arrangements with Guangzhou Advertising, Shanghai Advertising, Autohome Advertising and Chengshi Advertising. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” Since the relevant regulatory environment developed, such restrictions were lifted in 2015. Therefore, in 2015, we completed the migration of our advertising business from Guangzhou Advertising, Shanghai Advertising and other PRC entities to the PRC subsidiaries of Autohome Media. In August 2017 and March 2018, we decided to liquidate and dissolve Guangzhou Advertising and Shanghai Advertising, respectively. We have completed the dissolution and deregistration of Guangzhou Advertising and Shanghai Advertising in November 2018 and July 2020, respectively. Autohome WFOE has signed the termination agreements with respect to the contractual agreements that it has entered into with Guangzhou Advertising and Shanghai Advertising and each of their respective individual nominee shareholders to terminate the contractual arrangements on the date of the issuance of an approval notice for the deregistration of Guangzhou Advertising and Shanghai Advertising by the competent local Bureau of Market Regulation in charge of such two entities, respectively. Pursuant to such termination agreements, Autohome WFOE has terminated the contractual agreements that it has entered into with Guangzhou Advertising and Shanghai Advertising and their respective individual nominee shareholders.

D.	Property, Plants and Equipment
Our corporate headquarters is located in Beijing, China, where we lease office space with an area of approximately 27,504 square meters. We generally make rental payments on a monthly or quarterly basis. In addition, as of December 31, 2020, we also leased office space in 70 cities for our representative offices, including regional operation centers in Shanghai, Guangzhou and Tianjin in China and those overseas. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.
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
Overview
We are the leading online destination for automobile consumers in China, ranking first among automotive service platforms in terms of mobile daily active users as of December 31, 2020, according to
QuestMobile
. Through our two websites,
autohome.com.cn
and
che168.co
m
, accessible through PCs, mobile devices, our mobile applications and mini apps, we deliver comprehensive, independent and interactive content and tools to automobile consumers as well as a full suite of services to automakers and dealers across the auto value chain.
We generate revenues from media services, leads generation services and online marketplace and others.

•
Media services: Through our media services, we provide automakers with targeted-marketing solutions in connection with brand promotion, new model release and sales promotion. Our large and engaged user base of automobile consumers provides a broad reach for automakers’ marketing messages.

•
Leads generation services: Our leads generation services enable our dealer subscribers to create their own online stores, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of potential customers and effectively market their automobiles to consumers online and ultimately generate sales leads. Our leads generation services also include used car listing services, which provide a user interface that allows potential used car buyers to identify suitable listings and contact the relevant sellers.

•
Online marketplace and others: While we continue to strengthen our media and leads generation services, we are also further developing our online marketplace and other businesses. These businesses focus on providing facilitation services for new and used car transactions and other platform-based services for new and used car buyers and sellers. Through our auto financing business, we provide services to our cooperative financial institutions that involve facilitating the sale of their loans and insurance products to consumers and independent automobile sellers. Towards the end of 2017, we began offering data products, which leverage our intelligent big data analytics capabilities and massive pool of accumulated user data to provide end-to-end
data- driven products and solutions for automakers and dealers across different stages of the value chain. We believe the breadth and depth of these products and solutions on our platform will allow us to build a robust and technology-driven automotive ecosystem that covers all aspects of the automobile ownership life cycle.

We achieved strong operating results during the years ended December 31, 2018, 2019 and 2020. Our net revenues increased by16.4% from RMB7,233.2 million in 2018 to RMB8,420.8 million in 2019 and further increased by 2.8% to RMB8,658.6 million (US$1,327.0 million) in 2020. Our net income attributable to Autohome Inc. increased by 11.5% from RMB2,871.0 million in 2018 to RMB3,200.0 million in 2019 and further increased by 6.4% to RMB3,405.2 million (US$521.9 million) in 2020.
General Factors Affecting Our Results of Operations
Our business and results of operations are significantly affected by China’s overall economic conditions and the general trends in the automotive industry, especially automobile sales in China and the sales and marketing budgets of automakers and dealers. Economic growth in China has contributed to an increase in household disposable income and improved the availability of financing for automobile purchases. New automobile sales in China experienced rapid growth for a sustained period of time until the first decline in annual sales starting in 2018, which trend continued through 2019 and 2020. Moreover, some local governments have different approaches and have even tightened the local regulations on automobile transactions, which may slow the growth rate of new automobile sales and decrease the demand for our services, such as the general downward trends of automobile sales and demand in 2018, 2019 and 2020. In addition, our business is subject to the overall advertising expenditures by automakers and automobile dealers, the development of online advertising industry in China and the market acceptance of online advertising and promotion. Our results of operations can also be significantly impacted by our ability to minimize costs and maximize efficiency in our operations.
In addition, our business and results of operations may be affected by our user reach, the level of user experience and engagement. Automakers and dealers, which contribute a substantial portion of our revenues, choose to advertise on our websites and mobile applications in significant part because of our leading market position in the online automotive advertising industry and the rich, diverse and customized content on our websites and mobile applications. Also, effective marketing and promotion activities we conduct are critical for us to maintain and enhance our brand recognition and attract more traffic to our platform. We anticipate that our ability to maintain a large user base while delivering superior user engagement and experience will affect our ability to attract new advertisers and dealer subscribers, which will ultimately impact our ability to generate leads and transactions. Finally, our business and results of operations may be affected by the development of
e-commerce
in China and consumers’ acceptance of online automobile purchases.
Impact of
COVID-19
on Our Operations
Our results of operations and financial condition in 2020 were affected by the spread of
COVID-19.
Going forward, the extent to which
COVID-19
impacts our results of operations will depend on the future developments of the outbreak, which are highly uncertain and unpredictable.
Especially during the early stage of the
COVID-19
outbreak, the automotive industry in China was negatively impacted, as automobile production and the number of purchasers declined due to precautionary government-imposed closures of certain travel and business, the government’s order to delay resumption of service and mass production and the related quarantine measures. The containment efforts led by the government also caused delay in the near-term marketing demand of our automaker and dealer customers.

Despite the impact of the
COVID-19
outbreak, our net revenues increased by 2.8% from RMB8,420.8 million in 2019 to RMB8,658.6 million in 2020. As of December 31, 2020, we had cash and cash equivalents and short-term investments of RMB14,629.4 million. We believe our liquidity is sufficient for us to successfully navigate an extended period of uncertainty.
Key Income Statement Line Items and Specific Factors Affecting Our Results of Operations
While our business and results of operations are generally affected by the factors detailed above, our results of operations are more directly affected by specific financial factors such as the ones described below.
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
We generate revenues from leads generation services through dealer subscription services, advertising services sold to individual dealer advertisers and used car listing services. We sell our dealer subscription services to automobile dealers mainly on a fixed-fee
subscription basis, with fee rates that depend on the length and version of the subscription, and the cities where the automobile dealers are located.
We also generate revenues from online marketplace and others, which consist of data products, the new vehicle transactions, used vehicle transactions, auto financing and others. For data products, we provide end-to-end
data-driven products and solutions for automakers and dealers. For new and used car marketplace and auto financing business, we provide services such as transaction facilitation, transaction-oriented marketing solutions, sales leads, loan facilitation and insurance brokerage services. The service fees are recognized when the services are provided, sales leads are delivered or upon the completion of transaction facilitation, or upon the delivery of data reports and over the period of consumption or utilization of data-driven products and solutions by automakers and dealers. We provided direct vehicles sales services historically but substantially withdrew from such business in 2016.
The following table sets forth the principal components of our net revenues in absolute amounts and as percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues:
Media services	3,508,254	48.5	3,653,767	43.4	3,455,056	529,510	39.9
Leads generation services	2,870,996	39.7	3,275,544	38.9	3,198,832	490,242	36.9
Online marketplace and others	853,901	11.8	1,491,440	17.7	2,004,671	307,229	23.2

Total net revenues	7,233,151	100.0	8,420,751	100.0	8,658,559	1,326,981	100.0

Media Services Revenues
We generate media services revenues primarily from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices. In 2018, 2019 and 2020, 103, 92 and 92 automakers operating in China, respectively, purchased media services from us directly or through third-party advertising agencies. The decrease in 2019 was primarily due to the overall decline in China’s automobile market. We primarily use a “cost per day” pricing model to price our online advertising services by charging advertisers on a daily basis for an advertisement placed in a given location on our websites and mobile applications. As we continue to grow our user base and enhance user engagement, we have set up “cost per thousand impressions,” “cost per click” and other performance-based pricing models. These initiatives have already begun to generate revenues, but the amount was relatively insignificant compared to the revenues generated from the “cost per day” pricing model.

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
Leads Generation Services Revenues
We generate leads generation services revenues through (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and (iii) used car listing services. Our dealer subscribers are dealers that have purchased subscription packages which are delivered through our dealership information system. We provide our dealer subscribers with additional tools and features to enable them to more effectively market their inventories on our websites and mobile applications. Our used car listing services primarily consist of listing and display of used vehicles and generation of sales leads to dealers through our platform. We provided leads generation services to 28,613, 27,100 and 24,517 dealers in 2018, 2019 and 2020, respectively. The decrease in 2019 and 2020 was primarily due to the overall decline in China’s automobile market. Our leads generation services revenues accounted for 39.7%, 38.9% and 36.9% of our net revenues in 2018, 2019 and 2020, respectively. We will continue to enhance our ability to (i) increase the penetration rate of high-end
subscription packages; (ii) provide more diversified and upgraded value-added services to our dealer customers, leveraging our capabilities of connecting dealers with our large user base; and (iii) ultimately increase the average revenue contribution per dealer.
Online Marketplace and Others Revenues
We generate revenues from online marketplace and others through our data products, transaction platform, auto financing services, and others. Our data products leverage our intelligent big data analytics capabilities and massive pool of accumulated user data to provide end-to-end
data-driven products and solutions for automakers and dealers across different stages of the value chain. For new vehicles, our transaction business currently focuses on platform-based services including facilitating transactions on the Autohome Mall and providing transaction-oriented marketing solutions and other platform-based services. For used vehicles, our transaction platform functions as a transaction system, which connects automobile buyers and used automobile sellers and facilitates their vehicle transactions on our platform through providing a wide range of auto related services, such as leads generation, user profile generation, auto financing products and valuation tools. For our auto financing business, based on users’ preferences and our big data analysis, we recommend a broad range of loans and insurance products offered by our cooperative financial institutions to our users who have auto financing needs and we match them with these financial institutions to facilitate transactions. We have also introduced merchant loans offered by our cooperative financial institutions to automobile sellers. As a result of our acquisition of Shanghai Tianhe in 2017, we currently facilitate the transactions of insurance products between consumers and our cooperative insurance business partner as an insurance brokerage service provider. Our revenues from online marketplace and others accounted for 11.8%, 17.7% and 23.2% of our net revenues in 2018, 2019 and 2020, respectively. Going forward, we will explore diversified business models and opportunities to build a robust and comprehensive
e-commerce
platform and continue to develop our transaction system and our auto financing and data products businesses.
Cost of Revenues
Cost of revenues refers primarily to (i) content-related costs, (ii) depreciation and amortization expenses, (iii) bandwidth and internet data center (“IDC”) costs and (iv) tax surcharges. The following table sets forth the principal components of our cost of revenues in absolute amounts and as a percentage of our total net revenues for the years/periods indicated:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Content-related costs (1)	441,459	6.0	633,042	7.4	720,465	110,416	8.3
Depreciation and amortization expenses	41,600	0.6	31,169	0.4	29,889	4,581	0.4
Bandwidth and IDC costs	105,313	1.5	106,146	1.3	113,858	17,450	1.3
Tax surcharges	231,916	3.2	189,935	2.3	96,958	14,859	1.1

Total cost of revenues	820,288	11.3	960,292	11.4	961,170	147,306	11.1

Note:

(1)	Including share-based compensation expenses of RMB16.1 million for 2018, RMB15.5 million for 2019 and RMB21.4 million (US$3.3 million) for 2020.

Content-related Costs
Content-related costs are costs directly related to creating and editing the originally-generated content, organizing and maintaining user-generated content on our websites and mobile applications, and maintaining our professionally-generated content. Content-related costs mainly include salaries and benefits, toll free telephone charges, travel and office expenses of our editorial personnel, expenses we incur in the execution of the offline portion of our advertisers’ online promotions and professionally- generated content displayed on our websites and mobile applications.
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
Bandwidth and IDC Costs
Bandwidth and IDC costs consist of fees that we pay to telecommunication carriers and other service providers for telecommunication services and for hosting our servers at their internet data centers, as well as fees we pay to our content delivery network service provider for the distribution of our content.
Tax Surcharges
Our tax surcharges primarily consist of cultural development fees charged for our advertising services, construction and maintenance tax and education surcharges. Our overall tax surcharges as a percentage of our total net revenues was 3.2% in 2018, 2.3% in 2019 and 1.1% in 2020. The decrease of tax surcharges in 2019 was due to the halved fee rate of cultural development fees charged for our advertising services starting July 2019, which will last till 2024, and the decrease in 2020 was due to the exemption from cultural development fees in 2020.
Operating Expenses
Our operating expenses consist of sales and marketing expenses, general and administrative expenses and product development expenses. The following table sets forth our operating expenses in absolute amounts and as percentages of our total net revenues for the years indicated:

	For the Year Ended December 31
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses
Sales and marketing expenses (1)	2,435,236	33.6	3,093,345	36.7	3,246,507	497,549	37.5
General and administrative expenses (2)	314,846	4.4	317,967	3.8	381,843	58,520	4.4
Product development expenses (3)	1,135,247	15.7	1,291,054	15.3	1,364,227	209,077	15.8

Total operating expenses	3,885,329	53.7	4,702,366	55.8	4,992,577	765,146	57.7

Notes:

(1)	Including share-based compensation expenses of RMB61.6 million for 2018, RMB46.1 million for 2019 and RMB40.1 million (US$6.1 million) for 2020.

(2)	Including share-based compensation expenses of RMB56.0 million for 2018, RMB62.9 million for 2019 and RMB55.9 million (US$8.6 million) for 2020.
(3)	Including share-based compensation expenses of RMB68.6 million for 2018. RMB79.5 million for 2019 and RMB93.9 million (US$14.4 million) for 2020.
Sales and Marketing Expenses
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
General and Administrative Expenses
Our general and administrative expenses primarily consist of bad debt expenses, personnel-related expenses for management and administrative personnel and professional service fees.
Product Development Expenses
Our product development expenses primarily consist of personnel-related expenses associated with the development of new technologies and products, investment in underlying big data, AR and VR related technologies, and enhancement of our websites and mobile applications. We recognize these costs as expenses when incurred, unless they qualify for capitalization as software development costs.
Other Income, net
Our other income, net primarily consists of VAT refunds, government grants and others. The government grants primarily represent subsidies and tax refunds for operating a business in certain jurisdictions and fulfillment of specified tax payment obligations. These grants are not subject to any specific requirements and are recorded when received. Depending on the local government policies, some of the grants are not recurring in nature. The following table sets forth our other income, net in absolute amounts and as percentages of our total net revenues for the years indicated:

	For the Year Ended December 31
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
VAT refunds	289,326	4.0	293,008	3.5	218,412	33,473	2.5
Government grants	45,190	0.6	147,694	1.8	210,022	32,187	2.4
Others	6,875	0.1	36,997	0.4	14,781	2,266	0.2

Other Income, net	341,391	4.7	477,699	5.7	443,215	67,926	5.1

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

Hong Kong
Autohome (Hong Kong) Limited, Autohome Media, Autohome
E-commerce
Hong Kong Limited, Autohome Link Hong Kong Limited and Autohome Financing Hong Kong Limited (deregistered in 2020) were incorporated in Hong Kong. Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. On April 1, 2018, a two-tiered
profits tax regime was introduced. The profits tax rate for the first HK$2 million of profits of corporations is lowered to 8.25%, while profits above that amount continue to be subject to the tax rate of 16.5%. For 2018, 2019 and 2020, save for the tax payment made by Autohome Financing Hong Kong Limited in relation to our disposal of the Financing JV as its 25% shareholder, we did not make any other provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong during these periods except for the above-mentioned investment disposal gain. Under the Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.
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
Autohome WFOE, Chezhiying WFOE, Beijing Autohome Technologies Co., Ltd., or Beijing Autohome Technologies, Beijing Prbrownies and Beijing Kemoshijie Technology Co., Ltd. are recognized as HNTEs and are eligible for a 15% preferential tax rate effective through 2021, 2020, 2020, 2020 and 2020, respectively, upon the completion of their filings with the relevant tax authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China. Three HNTEs, Autohome WFOE, Beijing Autohome Technologies and Beijing Prbrownies, further enjoy a more preferential enterprise tax rate of 10% as they are accredited as KSEs under the relevant PRC laws and regulations as well, which tax rate will continue to apply for so long as each of them maintains their respective KSE status during each relevant tax year. In the meanwhile, Chengdu Prbrownies Software Co., Ltd., or Chengdu Prbrownies, is recognized as a software enterprise and could be exempt from income tax for the tax year of 2017 and 2018, followed by a 50% reduction in the statutory income tax rate of 25% for the years of 2019, 2020 and 2021 provided that it maintains its status as a software enterprise during each relevant tax year. In the meanwhile, Chengdu Prbrownies further enjoy a more preferential enterprise tax rate of 10% as it is accredited as KSE for the year of 2020.
Chezhiying WFOE, Hainan Chezhiyitong Information Technology Co., Ltd. and Tianjin Autohome Data Information Technology Co., Ltd. are recognized as software enterprise and could be exempt from income tax for the tax year of 2019 and 2020, followed by a 50% reduction in the statutory income tax rate of 25% for the years of 2021, 2022 and 2023 provided that it maintains its status as a software enterprise during each relevant tax year.
Pursuant to the Circular on Income Tax Policies for Further Encouraging the Development of Software Industry and Integrated Circuit Industry jointly issued by the SAT and the Ministry of Finance of the PRC, or MOF, on April 20, 2012, and the Circular on Issues concerning Preferential Enterprise Income Tax Policies for Software and Integrated Circuit Industries jointly issued by the MOF, the SAT, the NDRC and the MIIT on May 4, 2016, eligible software enterprises which pass annual review and filing by the relevant tax authorities can enjoy exemption of enterprise income tax for the first and second year as calculated from the profit making year or no later than December 31, 2017 if no profit is made prior to that date, and thereafter enjoy half of the statutory rate of 25% for the third through fifth year thereafter until the expiration of the preferential period. Beijing Prbrownies started to make profit since 2015, and it passed the review and filing as an eligible software enterprise by the relevant tax authorities in 2016 and 2017, which qualified it for the exemption of enterprise income tax for the tax years of 2015 and 2016. As each of Beijing Prbrownies, Autohome WFOE and Beijing Autohome Technologies, has further registered as a KSE in 2018 and 2019, it enjoyed a reduced enterprise income tax of 10% for tax year of 2017 and 2018. Going forward, if any of Autohome WFOE, Beijing Autohome Technologies and Beijing Prbrownies fails to complete the filing and registration with the relevant tax authorities, it will no longer enjoy the preferential tax rate, and the applicable enterprise income tax rate may increase to up to 15% as an HNTE if it still maintains the HNTE qualification, or up to 25% if it loses the HNTE qualification. If Chengdu Prbrownies fails to maintain its software enterprise qualification, it will automatically forfeit the respective preferential tax treatment described above.

Except for the above-mentioned entities, our remaining PRC subsidiaries and all the VIEs were subject to enterprise income tax at a rate of 25% for 2018, 2019 and 2020.
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
Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (a) our selection of critical accounting policies, (b) the judgment and other uncertainties affecting the application of such policies and (c) the sensitivity of reported results to changes in conditions and assumptions. For further information on our significant accounting policies, see Note 2 to our consolidated financial statements for 2018, 2019 and 2020. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. We believe the following critical accounting policies are most significant to the presentation of our financial statements and some of which may require the most difficult, subjective and complex judgments. They should be read in conjunction with our consolidated financial statements, the risks and uncertainties of which are described under “Item 3. Key Information—D. Risk Factors” and other disclosures included in this annual report.
Revenue Recognition and Accounts Receivable
The Group accounts for revenue in accordance with the ASU
No. 2014-09,
“Revenue from Contracts with Customers (Topic 606)” (“ASC 606”). ASC 606 permits entities to apply one of two methods: retrospective or modified retrospective, since first adoption on January 1, 2018. ASC 606 was adopted on January 1, 2018 using the modified retrospective method. Results for the three years ended December 31, 2018, 2019 and 2020 are presented under ASC 606. The adoption changed the presentation of value-added-tax on gross basis to net basis and there was no adjustment to the beginning retained earnings on January 1, 2018. Our revenues are derived from media services, leads generation services and online marketplace and others. Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The recognition of revenue involves certain management judgments including identification of performance obligations, stand-alone selling price for each performance obligation and estimation of variable consideration represented by sales rebates. We provide rebates to agency companies based on their cumulative annual advertising and service volume, and the timeliness of their payments, which are accounted for as variable consideration. We estimate our obligations under such agreements by applying the most likely amount method, based on an evaluation of the likelihood of the agency companies’ achievement of the advertising and service volume targets and the timeliness of their payments, after taking into account the agency companies’ purchase trends and history. A refund liability, included in accrued expenses and other payables, is recognized for expected sales rebates payable to agency companies in relation to advertising services provided. We recognize revenue for the amount of fees we receive from the customers, after deducting these sales rebates, and net of VAT collected from customers. We believe that there will not be significant changes to our estimates of variable consideration and update the estimate at each reporting period as actual utilization becomes available.

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
Leads generation services
Leads generation services primarily include revenues from (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and (iii) used car listing services. Under the dealer subscription services, we make available throughout the subscription period a webpage linked to our websites and mobile applications where the dealers can publish information such as the pricing of their products, locations and addresses and other related information. Usually, advanced payment is normally made for the dealer subscription services and revenue is recognized over time on a straight line basis as services are constantly provided over the subscription period. For the advertising services sold to individual dealers, revenue is recognized when the advertising is published over the stated display period. The used car listing services primarily include listing and display of used vehicles, generation of sales leads, etc. through our platform. Our used car platform acts as a user interface that allows potential used car buyers to identify listings that meet their specific requirements and contact the sellers. Our service fee is charged based on the number of displayed days, or quantity of sales leads delivered. Revenue is recognized respectively at a point in time upon the display of vehicles or the delivery of sales leads.
Online marketplace and others
Online marketplace and others revenue primarily consist of revenues related to data products, new car and used car marketplace, auto financing business, and others. For the data products, we provide data analysis reports and data-driven products and solutions for automakers and dealers and recognize revenue at a point in time upon the delivery of reports or over the period of the consumption or utilization of data-driven products and solutions by the automakers and dealers. For the new car and used car marketplace, and auto-financing business, we provide platform-based services including facilitation of transactions, transaction-oriented marketing solutions, generation of sales leads and facilitation of transactions as an insurance brokerage service provider. For the new car marketplace, we also act as the platform for users to review automotive-related information, purchase coupons offered by automakers for discounts and make purchases to complete the transaction. For the used car platform, we act as a used car consumer-to-business-to-consumer,
or C2B2C, transaction system that facilitates the used car transaction between the sellers and buyers and charge the service fee per each sale. For the auto-financing business, we provide a platform which serves as a bridge to match users and automobile sellers that have auto financing needs with our cooperative financial institutions that offer a variety of products covering merchant loans, consumer loans, leases and insurance services. The auto-financing service fee is charged on a per sale or lead basis. The service fee is recognized at a point in time when the relevant information is displayed, marketing solution package is delivered, when the sales leads are delivered or upon the successful facilitation of transaction.

Contract Balances and Accounts Receivable
Deferred revenue is primarily related to the advanced payment related to dealer subscription services and used car listings under leads generation services. As of December 31, 2019 and 2020, there was deferred revenue of RMB1,371.0 million and RMB1,315.7million (US$201.6 million), respectively.
The beginning balance of deferred revenue of RMB1,371.0 million (US$210.1 million) was fully recognized as revenue for the year ended December 31, 2020.
Accounts receivable are carried at net realizable value. Prior to the adoption of ASC 326, an allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. On January 1, 2020, we adopted Accounting Standards Update
No. 2016-13,
Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”) using the modified retrospective transition method. ASC 326 replaces the existing incurred loss impairment model with a forward-looking current expected credit loss (“CECL”) methodology. We have developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. The cumulative effect from the adoption as of January 1, 2020 was immaterial to the consolidated financial stataements. An accounts receivable balance is written off after all collection effort has ceased.
Practical Expedients and Exemptions
We have elected to use the practical expedient to not disclose the remaining performance obligations for contracts that have durations of one year or less. We do not have significant remaining performance obligations in excess of one year. For the remaining performance obligations as of December 31, 2020, most of them are to be recognized within a year.
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
No. 2016-02,
Leases. Further, as a clarification of the new guidance, the FASB issued several amendments and updates. We adopted the new lease guidance beginning January 1, 2019 by applying the modified retrospective method to those contracts that are not completed as of January 1, 2019, with the comparative information not being adjusted and continues to be reported under historic accounting standards. There is no impact to retained earnings at adoption.

We have elected to utilize the package of practical expedients at the time of adoption, which allows us to (1) not reassess whether any expired or existing contracts are or contain leases, (2) not reassess the lease classification of any expired or existing leases, and (3) not reassess initial direct costs for any existing leases. We also have elected to utilize the short-term lease recognition exemption and, for those leases that qualified, we did not recognize operating lease right-of-use
(“ROU”) assets or operating lease liabilities. Upon the adoption of the new guidance on January 1, 2019, we recognized operating lease ROU assets of RMB184.8 million and operating lease liabilities of RMB176.4 million (including current portion of RMB121.8 million and non-current
portion of RMB54.6 million). The amount of the operating lease right-of-use
assets of RMB184.8 million over the operating lease liabilities of RMB176.4 million recognized on January 1, 2019 was credited to prepaid expenses and other current assets on the consolidated balance sheet as of January 1, 2019.
New Lease Accounting Policies
We determine if an arrangement is a lease and determine the classification of the lease, as either operating or finance, at commencement. We have operating leases for office buildings and data centers and has no finance leases as of December 31, 2020. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.
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
As of December 31, 2020, we recognized the following items related to operating lease in its consolidated balance sheet.

		As of December 31, 2020
		RMB	US$
		(in thousands)
	Classification in consolidated balance sheet
Operating lease ROU assets	Other non-current assets	209,339	32,083
Operating lease liabilities, current portion	Accrued expenses and other payables	112,094	17,178
Operating lease liabilities, non-current portion	Other liabilities	90,614	13,887
Lease cost recognized in our consolidated statements of comprehensive income is summarized as follows:

		For the Year Ended December 31, 2020
		RMB	US$
		(in thousands)
	Classification in consolidated statements of comprehensive income
Operating lease cost	Cost of revenues and operating expenses	117,479	18,004
Cost of other leases with terms less than one year	Cost of revenues and operating expenses	66,253	10,154
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
Fair Value Measurements of Financial Instruments
Our financial instruments primarily comprise of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, prepaid expenses and other current assets excluding prepayments and staff advances, other non-current
assets excluding operating lease
right-of-use
assets and prepayments, accrued expenses and other payables, and amounts due to related parties. The carrying values of these financial instruments excluding other non-current
assets approximated their fair values due to the short-term maturity of these instruments.
ASC topic 820 (“ASC 820”), Fair Value Measurements and Disclosures, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets
Level 2—Include other inputs that are directly or indirectly observable in the marketplace
Level 3—Unobservable inputs which are supported by little or no market activity
ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
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
Goodwill
Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Our goodwill at December 31, 2018 and 2019 were related to our acquisition of Cheerbright, China Topside and Norstar. Our goodwill at December 31, 2020 was also related to our acquisition of TTP. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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
Our management has determined that we represent the lowest level within the entity at which goodwill is monitored for internal management purposes. Our management evaluated the recoverability of goodwill by performing a qualitative assessment before using a two-step
impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, our management determined that it is more-likely-than-not
that the fair value of the reporting unit is in excess of its carrying amount. Therefore, our management concluded that it was not necessary to proceed to the two-step
goodwill impairment test. As of December 31, 2018, 2019 and 2020, goodwill was RMB1.5 billion, RMB1.5 billion and RMB4.1 billion (US$624.0 million), respectively. No impairment loss was recorded for any of the years presented.
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
Forfeiture rates are estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share- based awards that are expected to vest. To the extent we revise these estimates in the future, the share- based payments could be materially impacted in the period of revision, as well as in following periods. We, with the assistance of an independent third-party valuation firm, determined the fair value of the stock options granted to employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees. Subsequent to the IPO, fair value of the ordinary shares is the price of our publicly traded shares.

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
Results of Operations
The following table presents our results of operations in absolute amounts and as a percentage of our total net revenues for the years indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues
Media services	3,508,254	48.5	3,653,767	43.4	3,455,056	529,510	39.9
Leads generation services	2,870,996	39.7	3,275,544	38.9	3,198,832	490,242	36.9
Online marketplace and others	853,901	11.8	1,491,440	17.7	2,004,671	307,229	23.2

Total net revenues	7,233,151	100.0	8,420,751	100.0	8,658,559	1,326,981	100.0
Cost of revenues (1)	(820,288)	(11.3)	(960,292)	(11.4)	(961,170)	(147,306)	(11.1)

Gross Profit	6,412,863	88.7	7,460,459	88.6	7,697,389	1,179,675	88.9
Operating expenses
Sales and marketing expenses (1)	(2,435,236)	(33.6)	(3,093,345)	(36.7)	(3,246,507)	(497,549)	(37.5)
General and administrative expenses (1)	(314,846)	(4.4)	(317,967)	(3.8)	(381,843)	(58,520)	(4.4)
Product development expenses (1)	(1,135,247)	(15.7)	(1,291,054)	(15.3)	(1,364,227)	(209,077)	(15.8)

Total operating expenses	(3,885,329)	(53.7)	(4,702,366)	(55.8)	(4,992,577)	(765,146)	(57.7)
Other income, net	341,391	4.7	477,699	5.7	443,215	67,926	5.1
Operating profit	2,868,925	39.7	3,235,792	38.5	3,148,027	482,455	36.4

Interest income	358,811	5.0	469,971	5.6	537,389	82,358	6.2
Earnings/(loss) from equity method investments	24,702	0.3	685	0.0	(1,246)	(191)	0.0
Fair value change of other non-current assets	(11,017)	(0.2)	(5,442)	(0.1)	(15,658)	(2,400)	(0.2)

Income before income taxes	3,241,421	44.8	3,701,006	44.0	3,668,512	562,222	42.4
Income tax expense	(377,890)	(5.2)	(500,361)	(5.9)	(260,945)	(39,992)	(3.0)

Net income	2,863,531	39.6	3,200,645	38.1	3,407,567	522,230	39.4

Net loss/(income) attributable to noncontrolling interests	7,484	0.1	(679)	0.0	(2,338)	(358)	0.0
Net income attributable to Autohome Inc.	2,871,015	39.7	3,199,966	38.1	3,405,229	521,872	39.3

Note:

(1)	Including share-based compensation expenses as follows:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of Share-Based Compensation Expenses
Cost of revenues	16,112	0.2	15,508	0.2	21,372	3,276	0.2
Sales and marketing expenses	61,599	0.9	46,081	0.5	40,103	6,146	0.5
General and administrative expenses	55,992	0.8	62,884	0.7	55,868	8,562	0.6
Product development expenses	68,622	0.9	79,535	0.9	93,863	14,385	1.1

Total share-based compensation expenses	202,325	2.8	204,008	2.4	211,206	32,369	2.4

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Net Revenues
Our net revenues increased by 2.8% from RMB8,420.8 million in 2019 to RMB8,658.6 million (US$1,327.0 million) in 2020. This increase was primarily due to a 34.4% increase in revenues from online marketplace and others. The
COVID-19
outbreak and the government-imposed restrictions in response to it (mainly during the first quarter of 2020) had a negative impact on the growth rate of our net revenues in 2020.
Media services
. Our media services revenues decreased by 5.4% from RMB3,653.8 million in 2019 to RMB3,455.1 million (US$529.5 million) in 2020. This decrease was due to decreased revenue from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices.
The decrease in revenues from our media services was primarily attributable to 5.4% decrease in average revenue per automaker advertiser from RMB39.7 million in 2019 to RMB37.6 million (US$5.8 million) in 2020 as many automakers experienced disruption in operation and downward adjustment of advertising budgets as a result of the
COVID-19
outbreak.
Leads generation services.
Leads generation services revenues decreased by 2.3% from RMB3,275.5 million in 2019 to RMB3,198.8 million (US$490.2 million) in 2020. The decrease in leads generation services revenues was mainly driven by a decrease in the number of dealer customers from 27,100 in 2019 to 24,517 in 2020, which was primarily a result of the overall decline in China’s automobile sales market.
Online marketplace and others.
Revenues from online marketplace and others increased by 34.4% from RMB1,491.4 million in 2019 to RMB2,004.7 million (US$307.2 million) in 2020. This increase was primarily attributable to the increased contribution from data products. Revenues from online marketplace and others in 2020 consisted of revenues related to new car and used car marketplace business, auto financing business, data products and others.
Cost of Revenues
Our cost of revenues increased by 0.1% from RMB960.3 million in 2019 to RMB961.2 million (US$147.3 million) in 2020. In addition, our cost of revenues included share-based compensation expenses, which were RMB21.4 million (US$3.3 million) in 2020, compared to RMB15.5 million in 2019.
Content-related Costs
. Our content-related costs increased by 13.8% from RMB633.0 million in 2019 to RMB720.5 million (US$110.4 million) in 2020, primarily due to an increased expenditure related to content generation, acquisition and execution and expenses directly related to the execution of service contracts.
Depreciation and Amortization Expenses.
Our depreciation and amortization expenses decreased slightly by 4.1% from RMB31.2 million in 2019 to RMB29.9 million (US$4.6 million) in 2020.
Bandwidth and IDC Costs
. Our bandwidth and IDC costs increased by 7.3% from RMB106.1 million in 2019 to RMB113.9 million (US$17.5 million) in 2020, which was due to increased bandwidth and IDC necessary to respond to the growth of our user traffic, improve user experience and enhance our big data analytical capabilities.
Tax Surcharges
. Tax surcharges decreased by 49.0% from RMB189.9 million in 2019 to RMB97.0 million (US$14.9 million) in 2020, as a result of the favorable tax policies implemented by the government in response to the
COVID-19
outbreak.
Operating Expenses
Our operating expenses increased by 6.2% from RMB4,702.4 million in 2019 to RMB4,992.6 million (US$765.1 million) in 2020.
Sales and Marketing Expenses
. Our sales and marketing expenses increased by 5.0% from RMB3,093.3 million in 2019 to RMB3,246.5 million (US$497.5 million) in 2020. As a percentage of net revenues, sales and marketing expenses were 37.5% in 2020, compared to 36.7% in 2019. Our sales and marketing expenses included share-based compensation expenses of RMB40.1 million (US$6.1 million) in 2020, compared to RMB46.1 million in 2019.

General and Administrative Expenses.
Our general and administrative expenses increased by 20.1% from RMB318.0 million in 2019 to RMB381.8 million (US$58.5 million) in 2020. This increase was primarily due to the increase in professional service fees and bad debt provisions. As a percentage of net revenues, general and administrative expenses increased from 3.8% in 2019 to 4.4% in 2020. Our general and administrative expenses included share-based compensation expenses of RMB55.9 million (US$8.6 million) in 2020, compared to RMB62.9 million in 2019.
Product Development Expenses
. Our product development expenses increased by 5.7% from RMB1,291.1 million in 2019 to RMB1,364.2 million (US$209.1 million) in 2020. As a percentage of net revenues, product development expenses were 15.8% in 2020, compared to 15.3% in 2019. Our product development expenses included share-based compensation expenses of RMB93.9 million (US$14.4 million) in 2020, compared to RMB79.5 million in 2019.
Other income, net
Our other income, net, primarily consists of VAT refund, government grants and others. Other income, net, was RMB443.2 million (US$67.9 million) in 2020, compared to RMB477.7 million in 2019.
Income before Income Taxes
Our income before income taxes was RMB3,668.5 million (US$562.2 million) in 2020, compared to RMB3,701.0 million in 2019.
Income Tax Expense
We incurred income tax expense of RMB260.9 million (US$40.0 million) in 2020, representing a 47.8% decrease compared to RMB500.4 million in 2019, primarily due to the realization of previously uncertain preferential tax rates for certain subsidiaries that were determined to be eligible for preferential tax rate in 2020.
Net Income Attributable to Autohome Inc.
As a result of the foregoing, we had net income attributable to Autohome Inc. of RMB3,405.2 million (US$521.9 million) in 2020, increased by 6.4% compared to net income attributable to Autohome Inc. of RMB3,200.0 million in 2019.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Net Revenues
Our net revenues increased by 16.4% from RMB7,233.2 million in 2018 to RMB8,420.8 million in 2019. This increase was due to an 8.6% increase in combined revenues from media and leads generation services, and a 74.7% increase in online marketplace and others revenue.
Media services
. Our media services revenues increased by 4.1% from RMB3,508.3 million in 2018 to RMB3,653.8 million in 2019. This increase was due to increased revenue from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices.
The increase in revenues from our media services was primarily attributable to 16.6% increase in average revenue per automaker advertiser from RMB34.1 million in 2018 to RMB39.7 million in 2019 as automakers continued to allocate a greater portion of their advertising budgets to our online advertising and marketing channels, with increasingly diversified and optimized portfolio of products being offered.
Leads generation services.
Leads generation services revenues increased by 14.1% from RMB2,871.0 million in 2018 to RMB3,275.5 million in 2019. The increase in leads generation services revenues was mainly driven by a 20.5% increase in average revenue per paying dealer from RMB100.3 thousand in 2018 to RMB120.9 thousand in 2019. We provided leads generation services to 27,100 dealers in 2019, compared to 28,613 dealers in 2018.
Online marketplace and others.
Revenues from online marketplace and others increased by 74.7% from RMB853.9 million in 2018 to RMB1,491.4 million in 2019. This increase was primarily attributable to the increased contribution from data products and auto-financing business. Revenues from online marketplace and others in 2019 consisted of revenues related to new car and used car marketplace business, auto-financing business, data products and others.

Cost of Revenues
Our cost of revenues increased by 17.1% from RMB820.3 million in 2018 to RMB960.3 million in 2019.
Content-related Costs
. Our content-related costs increased by 43.4% from RMB441.5 million in 2018 to RMB633.0 million in 2019, primarily due to an increased expenditure related to content generation, acquisition and execution and expenses directly related to the execution of service contracts. Our content-related costs included share-based compensation expenses, which were RMB15.5 million in 2019, compared to RMB16.1 million in 2018.
Depreciation and Amortization Expenses
. Our depreciation and amortization expenses were RMB31.2 million in 2019, compared to RMB41.6 million in 2018.
Bandwidth and IDC Costs
. Our bandwidth and IDC costs increased slightly from RMB105.3 million in 2018 to RMB106.1 million in 2019.
Tax Surcharges
. Tax surcharges decreased by 18.1% from RMB231.9 million in 2018 to RMB189.9 million in 2019, as a result of the halved fee rate of cultural development fees charged for our advertising services starting July 2019, and which will last till 2024.
Operating Expenses
Our operating expenses increased by 21.0% from RMB3,885.3 million in 2018 to RMB4,702.4 million in 2019, primarily due to increases in sales and marketing expenses and product development expenses as we continued to reinvest in future growth opportunities.
Sales and Marketing Expenses
. Our sales and marketing expenses increased by 27.0% from RMB2,435.2 million in 2018 to RMB3,093.3 million in 2019. This increase was primarily due to a 41.0% increase in marketing and promotional expenses from RMB1,650.9 million in 2018 to RMB2,327.7 million in 2019, mainly in connection with the
818 Global Super Auto Show
and increased offline execution to support automakers and dealers along with business development. As a percentage of net revenues, sales and marketing expenses were 36.7% in 2019, compared to 33.6% in 2018. Our sales and marketing expenses in 2019 included share-based compensation expenses of RMB46.1 million in 2019, compared to RMB61.6 million in 2018.
General and Administrative Expenses.
Our general and administrative expenses were RMB318.0 million in 2019, a slight increase compared to RMB314.8 million in 2018. As a percentage of net revenues, general and administrative expenses decreased from 4.4% in 2018 to 3.8% in 2019. Our general and administrative expenses for 2019 included share-based compensation expenses of RMB62.9 million, compared to RMB56.0 million in 2018.
Product Development Expenses
. Our product development expenses increased by 13.7% from RMB1,135.2 million in 2018 to RMB1,291.1 million in 2019. The increase was primarily due to an 8.3% increase in salaries and benefits (including share-based compensation expenses) for our research and development staff from RMB896.5 million in 2018 to RMB970.9 million in 2019, and increased expenditure for technical service and technology infrastructure, which is in line with our overall growth and continued reinvestment in future growth opportunities. As a percentage of net revenues, product development expenses were 15.3% in 2019, compared to 15.7% in 2018. Our product development expenses for 2019 included share-based compensation expenses of RMB79.5 million, compared to RMB68.6 million in 2018.
Other income, net
Our other income, net, primarily consists of VAT refund, government grants and others. Other income, net, was RMB477.7 million in 2019, compared to RMB341.4 million in 2018.

Income before Income Taxes
Our income before income taxes was RMB3,701.0 million in 2019, compared to RMB3,241.4 million in 2018.
Income Tax Expense
We incurred income tax expense of RMB500.4 million in 2019, representing a 32.4% increase compared to RMB377.9 million in 2018, primarily due to an increase in taxable income and accrual of withholding tax associated with our annual dividend policy.
Net Income Attributable to Autohome Inc.
As a result of the foregoing, we had net income attributable to Autohome Inc. of RMB3,200.0 million in 2019, increased by 11.5% compared to net income attributable to Autohome Inc. of RMB2,871.0 million in 2018.
Inflation
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.1%, 2.9% and 2.5% in 2018, 2019 and 2020, and the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.
Recent Accounting Pronouncements
See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.	Liquidity and Capital Resources
Cash Flows and Working Capital
Our principal sources of liquidity are cash generated from our operating activities and our issuance of ADSs. Our principal uses of cash for 2018, 2019 and 2020 were primarily composed of operating activities, including employee compensation, tax expenses, content-related expenditure, promotion and marketing expenses, bandwidth and IDC costs, investment in research and development, investing activities including equity and strategic investments and other capital expenditures, and payment of dividends. As of December 31, 2020, we had cash and cash equivalents, restricted cash and short-term investments altogether amounting to RMB14.6 billion (US$2.2 billion).
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
The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	3,111,438	2,889,369	3,325,631	509,675
Net cash used in investing activities	(3,301,239)	(1,168,267)	(2,985,458)	(457,542)
Net cash (used in)/generated financing activities	(543,968)	68,676	(546,967)	(83,825)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	39,151	(13,250)	(17,556)	(2,690)

Net (decrease)/increase in cash and cash equivalents and restricted cash	(694,618)	1,776,528	(224,350)	(34,382)
Cash and cash equivalents and restricted cash at beginning of year	911,588	216,970	1,993,498	305,516

Cash and cash equivalents and restricted cash at end of year	216,970	1,993,498	1,769,148	271,134

Operating Activities
Net cash generated from operating activities was RMB3,325.6 million (US$509.7 million) for 2020. The difference between the net income of RMB3,407.6 million (US$522.2 million) and the net cash generated from the operating activities of RMB3,325.6 million (US$509.7 million) was primarily due to additional cash of RMB593.6 million used for working capital, partially offset by adding back certain non-cash
expense items including share-based compensation of RMB211.2 million and depreciation of RMB158.2 million. The change in working capital was in turn the result of (i) a RMB217.7 million increase in prepaid expenses and other current assets; (ii) a RMB252.9 million increase in other non-current
assets, and (iii) a RMB158.3 million decrease in accrued expenses and other payables.
The increase in prepaid expenses and other current assets was primarily attributable to the increased prepaid technical service expenses and receivables from third-party payment platform. The increase in other non-current
assets was primarily due to the recognition of operating lease right-of-use
assets. The decrease in accrued expenses and other payables was primarily attributable to the decreased promotion expenses.
Net cash generated from operating activities was RMB2,889.4 million for 2019. The difference between the net income of RMB3,200.6 million and the net cash generated from the operating activities of RMB2,889.4 million was primarily due to additional cash of RMB892.6 million used for working capital, partially offset by adding back certain non-cash
expense items including share-based compensation of RMB204.0 million, deferred income taxes of RMB145.0 million, non-cash
lease expense of RMB122.4 million and depreciation of RMB106.9 million. The change in working capital was in turn the result of (i) a RMB479.5 million increase in accounts receivable, (ii) a RMB186.6 million increase in other non-current
assets, and (iii) a RMB139.8 million decrease in deferred revenue.
The increase in accounts receivable was primarily due to the increase of our media services and online marketplace and others services. The increase in other non-current
assets was primarily due to the recognition of operating lease right-of-use
assets. Dealers in general prepay for our subscription services for the next year before the end of each year. We therefore normally record a large amount of deferred revenue as of December 31 and such deferred revenue will decrease and be recognized as our revenue as the subscription period passes. The decrease in deferred revenue was mainly attributable to the late start of dealer subscription renewal process for the year of 2020 caused by a delay in our internal process of adopting our 2020 pricing policy. Despite the delay, the majority of our dealer customers eventually renewed their subscription for the year of 2020.
Net cash generated from operating activities was RMB3,111.4 million for 2018. The difference between the net income of RMB2,863.5 million and the net cash generated from the operating activities of RMB3,111.4 million was primarily due to the adding back of certain non-cash
expense items including share-based compensation of RMB202.3 million, deferred income taxes of RMB102.1 million, and depreciation of RMB90.3 million, partially offset by the additional cash of RMB81.8 million used for working capital. The change in working capital was in turn the result of (i) a RMB904.3 million increase in accounts receivable, (ii) a RMB62.8 million increase in prepaid expenses and other current assets, partially offset by (iii) a RMB807.3 million increase in accrued expenses and other payables, and (iv) a RMB101.2 million increase in deferred revenue.
The increase in accounts receivable was primarily due to the increase of our media services and online marketplace and others services. The increase in prepaid expenses and other current assets was primarily attributable to advanced payment of tax surcharges and VAT refund receivable. The increase in accrued expenses and other payables was mainly due to the increase in accrued rebates to advertising agencies in accordance with the growth of media service revenues, increase in year-end
bonuses to employees during the period and marketing expenses. The increase in deferred revenue was mainly attributable to the growth of our dealer subscription services.
As of December 31, 2020, 98.5% (or RMB2,758.4 million) of our total accounts receivable at the end of 2018 and 93.2% (or RMB3,043.6 million) of our total accounts receivable at the end of 2019 were subsequently settled. Our accounts receivable turnover days, which are the average accounts receivable balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period, were 118.3 days in 2018, 130.6 days in 2019 and 134.0 days in 2020. The increase in turnover days was primarily due to the decline in the automobile market as well as the impact of
COVID-19.

Investing Activities
Net cash used in investing activities was RMB2,985.5 million (US$457.5 million) in 2020, which was primarily attributable to acquisition of TTP Car Inc., purchase of term deposits and adjustable-rate financial products and increased capital expenditures primarily related to the purchase of servers and software.
Net cash used in investing activities was RMB1,168.3 million in 2019, which was primarily attributable to purchase of term deposits and adjustable-rate financial products and increased capital expenditures primarily related to the purchase of servers and software.
Net cash used in investing activities was RMB3,301.2 million in 2018, which was primarily attributable to the purchase of term deposits and adjustable-rate financial products, investment in TTP in the form of convertible bond and capital expenditures primarily related to the purchase of electronic equipment, partially offset by the cash inflow from our disposal of the Financing JV.

Financing Activities
Net cash used in financing activities in 2020 was RMB547.0 million (US$83.8 million), which was attributable to payment of dividends, partially offset by proceeds from exercise of share-based awards.
Net cash generated from financing activities in 2019 was RMB68.7 million, which was attributable to proceeds from exercise of share-based awards.
Net cash used in financing activities in 2018 was RMB544.0 million, which was attributable to payment of dividends, partially offset by proceeds from exercise of share-based awards.
Capital Expenditures
Cash outflow in connection with capital expenditures amounted to RMB113.8 million, RMB204.1 million and RMB263.9 million (US$40.4 million) in 2018, 2019 and 2020, respectively. These capital expenditures were primarily used for purchase of servers and software for our business.
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
Under PRC law, our PRC subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund and allocate at least 10% of their after-tax
profits on an individual company basis as determined under PRC accounting standards to the general reserve, and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, they are also required to make appropriations to the enterprise expansion fund and staff welfare and bonus fund at the discretion of their respective boards of directors. Our VIEs in the PRC are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2018, 2019 and 2020, our PRC subsidiaries and our VIEs had appropriated RMB75.9 million, RMB84.5 million and RMB87.8 million (US$13.5 million), respectively, of retained earnings for their statutory reserves.
As a result of these PRC laws and regulations, prior to allocations of after-tax
profits to the statutory reserves, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to us.
Foreign exchange and other regulation in the PRC may further restrict our PRC subsidiaries and VIEs from transferring funds to us in the form of dividends, loans and advances. As of December 31, 2018, 2019 and 2020, the amounts of the net restricted assets of our PRC subsidiaries and our VIEs were RMB9,747.1 million, RMB13,311.5 million and RMB15,734.5 million (US$2,411.4 million), respectively.

C.	Research and Development, Patents and Licenses, etc.
Technology and Product Development
Our technologies and infrastructure are critical to our success. We follow a user-centric strategy for our system architecture and have developed a robust and scalable technology platform driven by AI, big data and cloud technologies with sufficient flexibility to support our rapid growth.
We had an experienced product development team of 1,709 engineers as of December 31, 2020. Our past innovation has focused on helping users research, select and purchase suitable vehicles through our websites. We plan to develop additional products and services for our mobile applications and media-related technology and enhance our big data analytics capabilities and
AR-
and
VR-related
technologies. See “Item 4. Information on the Company—B. Business Overview—Technology and Product Development” for more details.
Intellectual Property
See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2020 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosures of Contractual Obligations
The following summarizes our contractual obligations as of December 31, 2020:

	Payments Due by Period
	Less than 1 Year	1 to 3 years	3 to 5 Years	More than 5 Years	Total
	(in thousands of RMB)
Operating lease obligations (1)	120,527	104,856	1,205	—	226,588

Note:

(1)	Operating lease obligations related to the lease of office space and internet data centers.
Lease cost for the years ended December 31, 2018, 2019 and 2020 were RMB100.0 million, RMB166.7 million and RMB183.7 million (US$28.2 million), respectively, with the figures in 2019 and 2020 including those related to lease of data centers.

G.	Safe Harbor
See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report. None of our directors or directors of our operating entities are officials of the Chinese Communist Party.

Directors and Executive Officers	Age	Position/Title
Quan Long	50	Director, Chairman of the Board and Chief Executive Officer
Dong Liu	56	Director
Jing Xiao	48	Director
Zheng Liu	52	Director
Junling Liu	56	Independent Director
Tianruo Pu	52	Independent Director
Dazong Wang	66	Independent Director
Jun Zou	50	Chief Financial Officer
Xiao Wang	41	Chief Technology Officer
Haifeng Shao	49	Co-President
Jingyu Zhang	47	Co-President
Mr
.
 Quan Long
has served as our director, chairman of the board and chief executive officer since January 2021. Before joining Autohome, Mr. Long had held a series of leadership roles within Ping An Group since he first joined as a salesman in 1998, including as the assistant general manager, vice general manager and general manager of several provincial-level branches of Ping An Property & Casualty Insurance Company of China, Ltd. He has served as vice general manager of Ping An Property & Casualty Insurance Company of China, Ltd. since December 2018. In addition, Mr. Long has extensive experience in business management at leading Internet companies, such as serving as the assistant general manager of Lufax Holding Ltd (NYSE: LU) in charge of insurance business between October 2015 and January 2017, as the senior director of Ant Group’s insurance business since February 2017, and as the director, general manager and chief executive officer of Cathay Insurance Company Limited between June 2017 and September 2018. Mr. Long received his bachelor’s degree in engineering and master’s degree in engineering in June 1992 and April 2001, respectively, both from Wuhan University of Technology.
Mr.
 Dong
Liu
has served as our director since June 2016. Mr. Liu joined Ping An Group in 2014 and is currently the chairman as well as the principal partner of Ping An Capital. Prior to joining Ping An Group, Mr. Liu was the chief representative of the Government of Singapore Investment Corporation, or GIC, Greater China, and a Senior Vice President of GIC from September 2007 to October 2014, a principal investment officer of the International Finance Corporation, a sister organization of the World Bank and member of the World Bank Group, in China from July 2004 to June 2007, a senior investment officer of the International Finance Corporation in Washington D.C. from September 1998 to June 2004 and a senior economist at The World Bank Group in Washington D.C. from August 1995 to September 1998. Mr. Liu has more than 20 years of international and domestic investment experience. Since returning to China in 2003, Mr. Liu has led investments in sectors such as the consumer, healthcare, education, environmental protection, financial services, technology and agribusiness industries. Mr. Liu received his Bachelor and Masters degrees from Shanghai Jiao Tong University in China, and his PhD degree from Wharton School, University of Pennsylvania in the U.S.
Dr.
 Jing Xiao
has served as our director since June 2020. Dr. Xiao is the Group Chief Scientist of Ping An Group, leading its research and development work in
AI-related
technologies and their applications in the areas of finance, healthcare, and smart-city. Before joining Ping An Group, Dr. Xiao worked as Principal Applied Scientist Lead in Microsoft Corp. (Nasdaq: MSFT) and Manager of Algorithm Group in Epson Research and Development, Inc.. He has a long career in research and development in artificial intelligence and related fields, which began in 1995, covering a broad range of application areas such as healthcare, autonomous driving, three-dimensional (3D) printing and display, biometrics, web search, and finance. Dr. Xiao received his PhD degree in May 2005 from the School of Computer Science, Carnegie Mellon University in the U.S., and has published over 120 academic papers and owns over 100 U.S. patents.
Mr.
 Zheng
Liu
has served as our director since December 2017. Mr. Liu currently serves as the deputy general manager of Ping An Property Insurance Company of China and Mr. Liu has over 25 years of experience in business management and the industry of insurance, in particular property insurance. He joined Ping An Group in 1993 and served consecutively as the deputy general manager and the general manager of Ping An Property Insurance Company of China’s Beijing Branch. In 2011, Mr. Liu was relocated to Ping An Property Insurance Company of China’s headquarters, and has since then served consecutively as its assistant general manager and general director of western China business unit, and deputy general manager. Mr. Liu received a Bachelor of Laws degree in July 1991 from Sun
Yat-sen
University in China.

Mr.
 Junling
Liu
has served as our independent director since January 2015. Mr. Liu is the co-founder,
chairman and chief executive officer of 111, Inc. (NYSE: YI), an online healthcare cloud service provider. He co-founded
and served as chief executive officer of YHD.com from 2008 to 2015. Prior to founding YHD.com, Mr. Liu served as the global vice president and president for mainland China and Hong Kong at Dell Inc. from 2006 to 2007. He also held various executive positions at internationally renowned technology companies such as Avaya (China) Communication Co., Ltd, Mr. Liu serves as an independent director of Hua Medicine (HKEX: 02552). Mr. Liu received his bachelor’s degree in education from Flinders University in Australia and master’s degree in international business administration from Flinders University.
Mr.
 Tianruo
Pu
has served as our independent director since December 2016. Mr. Pu currently serves as an independent director and chairman of the audit committee of OneConnect Financial Technology Co., Ltd. (NYSE: OCFT), a financial technology company and as an independent director and chairman of the audit committee of 3SBio Inc. (HKEX: 1530), a bio-pharmaceutical
company. Mr. Pu has more than twenty years of work experience in finance and accounting in both the United States and China. Previously, Mr. Pu served as the chief financial officer of several companies including UTStarcom Holdings Corp. (Nasdaq: UTSI) from 2012 to 2014, China Nuokang
Bio-Pharmaceutical
Inc. (formerly Nasdaq: NKBP) from September 2008 to June 2012, and Zhaopin Limited (formerly NYSE: ZPIN). Mr. Pu also served as an independent director of Renren Inc. (NYSE: RENN) from December 2016 to July 2020, Kaixin Auto Holdings (Nasdaq: KXIN) from April 2019 to July 2020, and Luckin Coffee Inc. (Nasdaq: LK) from March 2020 to June 2020. Mr. Pu received an MBA degree in June 2000 from Northwestern University’s Kellogg School of Management in the U.S. and a Master of Science degree in accounting in May 1996 from the University of Illinois in the U.S.
Dr.
 Dazong
Wang
has served as our independent director since December 2016. Dr. Wang has been the founder and the chairman of Ophoenix Capital Management since 2011. Dr. Wang also serves as a director of FUBA Automotive Electronics GmbH, Germany, a leading supplier of automotive reception systems, as a director of Merit Automotive Electronics Systems, S.L., Spain, a leading supplier of complex automotive mechatronics modules and as the Greater China Regional Chair of Committee of 100, a
non-profit
membership organization of prominent Chinese Americans. From 2008 to 2011, Dr. Wang was the president and chief executive officer of Beijing Automotive Industry Corporation. From 2006 to 2008, Dr. Wang served as the vice president of Shanghai Automotive Industry Corporation, where he was responsible for engineering and key component operations. Dr. Wang received a Ph.D. degree from Cornell University in 1985 and a Master of Science degree from Huazhong University of Science and Technology in China in 1982.
Mr.
 Jun Zou
has served as our chief financial officer since September 2017. Mr. Zou has 27 years of experience in financial management and capital markets in the U.S., Europe and China. He most recently served as iDreamSky Technology Ltd’s chief financial officer from 2014 to 2016, during which time he led the company’s initial public offering on the Nasdaq Global Select Market and the company’s subsequent privatization. Prior to joining iDreamSky Technology Ltd, Mr. Zou served as the chief financial officer for several U.S.-listed Chinese companies, including
E-Commerce
China Dangdang Inc. (NYSE: DANG, now privatized), a leading
business-to-consumer
e-commerce
company in China from 2012 to 2014, and Xunlei Limited (Nasdaq: XNET), a shared cloud computing and blockchain technology company in China, from 2010 to 2012. He has also worked as the chief financial officer for the global technical services business unit and the head of the global customer financing and treasury at Huawei Technologies Co., Ltd., a Fortune 500 technology company in China from 2006 to 2008. Before returning to China, Mr. Zou served in progressive managerial roles in treasury, customer finance, strategic planning and eventually as global controller for the managed services business unit at Ericsson in the U.S. and Sweden. Mr. Zou received a master degree in business administration from the University of Texas in 1999 in the U.S. and a bachelor degree in international business and economics in July 1993 from Shanghai International Studies University in China.
Mr.
 Xiao Wang
has served as our chief technology officer since November 2019 and has served as our vice president of big data since August 2017. Prior to joining Autohome, Mr. Wang was a senior director of the big data business of JD. com, Inc. (Nasdaq: JD) from June 2010 to June 2017 after serving for about one year in Baidu, Inc. (Nasdaq: BIDU) as a senior manager of its internet affiliate product business from October 2009 to April 2010 and with Tongcheng-Elong Holdings Ltd. (HKEX: 0780) (formerly known as eLong Inc. and formerly listed on Nasdaq until 2016) as a senior technology manager. Mr. Wang received a Bachelor of Science in Information Technology and a dual Bachelor of Science in Economics from Peking University in China in 2001.

Mr.
 Haifeng Shao
joined our Group as president in February 2018 and has served as our co-president
since November 2019. Mr. Shao worked for Ping An Group for over 22 years, including 15 years as a senior manager in the financial services division, and seven years in its internet finance division. He joined Ping An Group in 1996 where he served successively as the General Assistant Manager of Ping An Life Insurance, Shanghai Branch; the Deputy General Manager of Ping An Life Insurance, Yunnan Branch; and the Deputy General Manager of Ping An Annuity Insurance Company of China, Ltd.. Starting 2012, Mr. Shao served as the General Manager of Ping An
E-wallet.
In 2016, Mr. Shao served as the General Manager of OneConnect Financial Technology Co., Ltd. (NYSE: OCFT). Mr. Shao received a Bachelor of Arts in Literature from Nanjing Normal University in China.
Mr.
 Jingyu Zhang
has been serving as our
co-president
since November 2019 after joining us in March 2017 and has over 20 years of experience working in the product development and sales business. He was the deputy general manager of the automotive business of Sina Corp (Nasdaq: SINA) from August 2012 to July 2015. Mr. Zhang received a Bachelor of Science in Mechanics in July 1997 from Jilin Institute of Technology in China (which merged into Jilin University in 2000).

B.	Compensation of Directors and Executive Officers
For the fiscal year of 2020, we incurred an aggregate compensation expense of approximately RMB27.2 million (US$4.2 million) for our executive officers and directors (not including share-based compensation expenses). Our PRC subsidiaries and VIEs are required by laws to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, housing fund and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC laws, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. For additional information on share incentive grants to our directors and executive officers, see “— Share Incentive Plans”.
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
Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us, and assist us in obtaining patents, copyrights and other legal rights for these inventions, designs and trade secrets.
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

Share Incentive Plans
Unless otherwise specified, numbers of Shares disclosed in this section have taken into account the effect of the Share
Re-designation
and Share Subdivision.
2011 Share Incentive Plan
In May 2011, we adopted our 2011 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of our ordinary shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan, as currently in effect, is 31,372,400. As of December 31, 2020, options to purchase 13,912 ordinary shares under the 2011 Share Incentive Plan at an exercise price of US$0.55 were outstanding. The following table summarizes, as of December 31, 2020, the outstanding options we had granted to our directors and officers and to other individuals as a group under our 2011 Share Incentive Plan:

Name	Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Individuals other than directors and officers as a group	13,912	US$0.55	December 19, 2011	Ten years after date of grant	Approximately four years from each date of grant
The following paragraphs describe the principal terms of the 2011 Share Incentive Plan:
Types of Awards
. The 2011 Share Incentive Plan permits the awards of incentive and non-statutory
share-based awards, share appreciation rights, restricted shares and restricted share units. The following briefly describes the principal features of the various awards that may be granted under the 2011 Share Incentive Plan.

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

After termination of employment of an employee, director or consultant, he or she may exercise his or her option, to the extent vested as of such date of termination, within 60 days of termination, or such longer period of time stated in the option agreement. In the absence of a specified period of time in the option agreement, the option will remain exercisable for a period of 12 months in the event of a termination due to death or disability. However, in no event may an option be exercised later than the expiration of its term.

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

•
Restricted shares.
Restricted shares may be granted under our 2011 Share Incentive Plan. Restricted share awards are ordinary shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Restricted shares will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. The administrator will determine the number of restricted shares granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals and/or continued service to us. Holders of restricted share awards generally will have voting rights but not dividend rights, unless the administrator provides otherwise. Restricted shares that do not vest for any reason will be forfeited by the recipient and will revert to us.

•
Restricted Share Units
. A restricted share unit award is the grant of the right to receive an ordinary share at a future date and may be subject to forfeiture. Our plan administrator has the discretion to set performance objectives or other vesting criteria that will determine the number or value of restricted share units to be granted. Unless otherwise determined by our plan administrator, a restricted share unit is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator, at the time of grant, specifies the dates on which the restricted share units Administration. Our board of directors or the compensation committee of our board of directors administers our 2011 Share Incentive Plan. Subject to the provisions of our 2011 Share Incentive Plan, the administrator has the power to determine the terms of the awards, including the recipients, the exercise price, the number of shares subject to each such award, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration payable upon exercise. The administrator also has the authority to modify or amend awards, to prescribe rules and to construe and interpret the 2011 Share Incentive Plan. Our board of directors may delegate limited authority to additional committees with respect to certain employees and consultants to reduce the burden on the board in administering the 2011 Share Incentive Plan.

Award Agreement
. Options, share appreciation rights, restricted shares, or restricted share units granted under the 2011 Share Incentive Plan are evidenced by an award agreement that sets forth the terms, conditions, and limitations for each grant.
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
2013 Share Incentive Plan
We adopted the 2013 Share Incentive Plan in November 2013. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2013 Share Incentive Plan is 13,400,000. As of December 31, 2020, 132,080 restricted shares under the 2013 Share Incentive plan were outstanding. The following table summarizes, as of December 31, 2020, the outstanding awards we had granted to our directors and officers and to other individuals as a group under the 2013 Share Incentive Plan:

Name	Restricted Shares	Date of Grant	Vesting Schedule
Junling Liu	*	December 19, 2016	Approximately four years from each date of grant
Jingyu Zhang	*	April 13, 2017	Approximately four years from each date of grant
Directors and officers as a group	*	Between December 19, 2016 and April 13, 2017	Approximately four years from each date of grant
Other individuals as a group	*	Between May 23, 2016 and April 13, 2017	Approximately four years from each date of grant

Note:

*	Less than 1% of our total outstanding share capital.
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
Amended and Restated 2016 Share Incentive Plan
Our board of directors adopted and amended the 2016 Share Incentive Plan, or the Amended and Restated 2016 Plan, in March 2017 and April 2017, respectively. The Amended and Restated 2016 Plan was approved by our then parent company, Ping An Group, a company listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, at its general meeting on June 16, 2017 and was subsequently approved, confirmed and ratified by our shareholders at our extraordinary general meeting of shareholders on June 27, 2017. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2016 Plan is 19,560,000. As of December 31, 2020, options to purchase 2,033,248 ordinary shares under the Amended and Restated 2016 Plan at exercise prices ranging from US$5.55 to US$21.74 were outstanding. The following table summarizes, as of December 31, 2020, the outstanding options we had granted to our directors and officers and to other individuals as a group under the Amended and Restated 2016 Plan:

Name	Options	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration	Vesting Schedule
Dong Liu	*	14.67	January 1, 2018	Ten years after grant date	Approximately four years from grant date
Jun Zou	*	16.28	December 1, 2017	Ten years after grant date	Approximately four years from grant date
	*	19.46	August 29, 2018	Ten years after grant date	Approximately four years from grant date
Xiao Wang	*	9.61	November 30, 2017	Ten years after grant date	Approximately four years from grant date
Haifeng Shao	*	17.48	March 22, 2018	Ten years after grant date	Approximately four years from grant date
	*	19.46	August 29, 2018	Ten years after grant date	Approximately four years from grant date
Jingyu Zhang	*	7.39	June 30, 2017	Ten years after grant date	Approximately four years from grant date
	*	20.82	April 20, 2018	Ten years after grant date	Approximately four years from grant date
	*	21.33	July 3, 2019	Ten years after grant date	Approximately four years from grant date
	*	17.51	January 1, 2020	Ten years after grant date	Approximately four years from grant date
Directors and officers as a group	*	7.39~21.33	Between June 30, 2017 and January 1, 2020	Ten years after grant date	Approximately four years from grant date
Other individuals as a group	*	5.55~21.74	Between August 2, 2016 and October 28, 2020	Ten years after grant date	Approximately four years from grant date

Note:

*	Less than 1% of our total outstanding share capital.

The following paragraphs describe the principal terms of the Amended and Restated 2016 Plan:
Types of Awards
. The Amended and Restated 2016 Plan permits the awards of options, restricted shares, restricted share units and share appreciation rights. The following briefly describe the principal features of the various awards that may be granted under the Amended and Restated 2016 Plan.

•
Options
. Options provide for the right to purchase a specified number of our ordinary shares at a specified price and usually will become exercisable at the discretion of our plan administrator in one or more installments after the grant date. The total number of ordinary shares issued and to be issued upon the exercise of the options granted and to be granted to any participant in any
12-month
period up to and including the date of grant shall not exceed 1% of the issued and outstanding shares of the Company as at the date of grant. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash or check, in our ordinary shares which have been held by the option holder for such period of time as may be required by our plan administrator, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing. For so long as we remain a subsidiary of a company which is listed on the Hong Kong Stock Exchange, or the Hong Kong Parent, the administration of the Amended and Restated 2016 Plan shall comply with Hong Kong Listing Rules, in respect of options.

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

•
Share Appreciation Rights.
Share appreciation rights may be granted under our Amended and Restated 2016 Plan. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the exercise date and the date of grant. The exercise price of share appreciation rights granted under our Amended and Restated 2016 Plan must at least be equal to the fair market value of our ordinary shares on the grant date. The plan administrator determines the terms of share appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with our ordinary shares, or a combination thereof. Share appreciation rights expire under the same rules that apply to options.

Plan Administration
. Our board or a committee of one or more members of our board duly authorized for the purpose of the Amended and Restated 2016 Plan can act as the plan administrator. Such committee may from time to time in its absolute discretion waive or amend the rules of the Amended and Restated 2016 Plan as it deems desirable, provided that, except with the prior approval of the shareholders of our Company and the shareholders of our Hong Kong Parent (for so long as we remain a subsidiary of the Hong Kong Parent) in general meetings: (i) no alterations to any of the matters set out in Rule 17.03 of the Hong Kong Listing Rules shall be made to the advantage of participants; and (ii) no alterations to the terms and conditions of the Amended and Restated 2016 Plan which are of a material nature or any change to the terms of the options granted may be made, except where the alterations take effect automatically under the existing terms of the Amended and Restated 2016 Plan, provided that as we remain a subsidiary of the Hong Kong Parent, the amended terms must still comply with the relevant requirements of Chapter 17 of the Hong Kong Listing Rules.
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
Amended 2016 Share Incentive Plan II
We adopted the 2016 Share Incentive Plan II (as amended by Amendment No. 1 to the 2016 Share Incentive Plan II), or the Amended 2016 Share Incentive Plan II, at the annual general meeting of shareholders in December 2016. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Amended 2016 Share Incentive Plan II is 12,000,000. As of December 31, 2020, 3,281,244 restricted shares under the Amended 2016 Share Incentive Plan II were outstanding.
The following table summarizes, as of December 31, 2020, the outstanding restricted shares that we had granted to our directors and officers and to other individuals as a group under our Amended 2016 Share Incentive Plan II.

Name	Restricted Shares	Date of Grant	Vesting Schedule
Jun Zou	*	December 1, 2017	Approximately four years from each date of grant
Xiao Wang	*	November 30, 2017	Approximately four years from each date of grant
Haifeng Shao	*	March 22, 2018	Approximately four years from each date of grant
Jingyu Zhang	*	March 22, 2019	Approximately four years from each date of grant
	*	January 1, 2020	Approximately four years from each date of grant
Directors and officers as a group	*	Between November 30, 2017 and January 1, 2020	Approximately four years from each date of grant
Other individuals as a group	*	Between April 13, 2017 and June 17, 2020	Approximately four years from each date of grant

Note:

*	Less than 1% of our total outstanding share capital.

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
Board of Directors
Our board of directors consists of seven directors. A director is not required to hold any shares in the Company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he or she is materially interested provided that (a) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our independent directors has a service contract with us that provides for benefits upon termination of service.

Board committees
We have established three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. The committee charters are available on our website. Each committee’s members and functions are described below.
Audit Committee
. Our audit committee consists of Mr. Tianruo Pu, Dr. Dazong Wang and Mr. Junling Liu. Mr. Tianruo Pu is the chairman of our audit committee. All of the members of our audit committee satisfy the “independence” requirements of Section 303A of the New York Stock Excahnge Listed Company Manual and Rule
10A-3
under the Exchange Act. In addition, our board of directors has determined that Mr. Tianruo Pu qualifies as an audit committee financial expert as defined in Item 16A of Form
20-F.
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
Compensation Committee
. Our compensation committee consists of Mr. Quan Long, Mr. Zheng Liu and Dr. Dazong Wang. Mr. Quan Long is the chairman of our compensation committee. Dr. Dazong Wang satisfies the “independence” requirements of Section 303A of the New York Stock Excahnge Listed Company Manual.
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
Nominating and Corporate Governance Committee
. Our nominating and corporate governance committee consists of Mr. Quan Long, Dr. Jing Xiao and Mr. Tianruo Pu. Mr. Quan Long is the chairman of our nominating and corporate governance committee. Mr. Tianruo Pu satisfies the “independence” requirements of Section 303A of New York Stock Excahnge Listed Company Manual.

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

Duties of Directors
Under Cayman Islands laws, our directors have a duty to act honestly in good faith with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director needs not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. Our company has the right to seek damages if a duty owed by our directors is breached.
Terms of Directors and Officers
Our directors are elected by an ordinary resolution or by a resolution of the directors. A director may be removed by way of a special resolution of the shareholders at any time before the expiration of his period of office for reasonable cause, including but not limited to fraud, criminal conviction or failure by such director to fulfill the duties of a director. A vacancy on the board created by the removal of a director may be filled by the appointment by ordinary resolution at the meeting at which such director is removed or by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for six consecutive months and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) ceases to be a director by virtue of the Companies Act or is removed from office pursuant to our memorandum and articles of association. Our officers are elected by and serve at the discretion of the board of directors.

D.	Employees
We had 4,335, 4,198 and 3,905 employees as of December 31, 2018 and 2019 and 2020, respectively. The following table sets forth the number of our employees by function as of December 31, 2020:

Functional Area	Number of Employees
Sales and marketing	1,500
Product development	1,709
Content and editorial	501
Management and administrative	195

Total	3,905

Through a combination of short-term performance evaluations and long-term incentive arrangements, we intend to build a competent, loyal and highly motivated workforce. We have not experienced any work stoppages due to labor disputes.

E.	Share Ownership
Ordinary Shares
As of December 31, 2020, we had 479,219,628 ordinary shares outstanding (excluding 5,429,572 ordinary shares that are reserved for future grants under our share incentive plans). In addition, as of December 31, 2020, we had granted, and had outstanding, options to purchase a total of 2,047,160 ordinary shares after reflecting the proposed 4-for-1 share split effective on February 5, 2021 and 3,413,324 restricted shares after reflecting the proposed 4-for-1 share split effective on February 5, 2021 to our employees and directors. For information regarding the share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.”
Beneficial Ownership of Ordinary Shares
Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2020:

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

Ordinary Shares Beneficially Owned as of December 31, 2020
	Number	% (1)
Directors and Executive Officers:
Quan Long (2)	—	—
Dong Liu (3)	*	*
Jing Xiao (4)	—	—
Zheng Liu (5)	—	—
Junling Liu (6)	*	*
Tianruo Pu (7)	*	*
Dazong Wang (8)	*	*
Jun Zou (9)	*	*
Xiao Wang (10)	*	*
Haifeng Shao (11)	*	*
Jingyu Zhang (12)	*	*
All Directors and Executive Officers as a Group	*	*
Principal Shareholders:
Yun Chen (13)	234,897,312	49.0%
Entities Affiliated with Kayne Anderson (14)	48,079,468	10.0%
Comgest Global Investors S.A.S. (15)	24,254,236	5.1%

Notes:

*	Less than 1% of our total outstanding share capital.
(1)
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of our total ordinary shares outstanding, which is 479,219,628 ordinary shares as of December 31, 2020 (excluding 5,429,572 ordinary shares that had been issued and reserved for the purpose of our Share Incentive Plans as of December 31, 2020), and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after December 31, 2020.

(2)
The business address of Mr. Long is 18th Floor, Tower B, CEC Plaza, No. 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China. Mr. Quan Long was appointed by the board as a director, the chairman of the board and chief executive officer of our Company on January 12, 2021, immediately upon the resignation of Mr. Min Lu from the positions of director, chairman of the board and chief executive officer of our Company on the same day.

(3)
Represents ordinary shares in the form of ADSs vested from options held by Mr. Liu. The business address of Mr. Liu is Ping An Finance Building, No. 1333 Lujiazui Ring Road, Pudong District, Shanghai 200120, People’s Republic of China.

(4)	The business address of Dr. Xiao is No. 5033, Yitian Road, Futian District, Shenzhen 518000, People’s Republic of China.
(5)	The business address of Mr. Liu is No. 5033, Yitian Road, Futian District, Shenzhen 518000, People’s Republic of China.
(6)
Represents ordinary shares in the form of ADSs vested from restricted shares held by Mr. Liu. The business address of Mr. Liu is Lane 572, Bibo Road, Pudong District, Shanghai, 201203, People’s Republic of China.

(7)
Represents ordinary shares in the form of ADSs vested from restricted shares held by Mr. Pu. The business address of Mr. Pu is Jing Shu Yuan, Haidian District, Beijing 100102, People’s Republic of China.

(8)
Represents ordinary shares in the form of ADSs vested from restricted shares held by Dr. Wang. The business address of Dr. Wang is 502 North Tower, 1 Guanghua Road, Chaoyang District, Beijing, 100020, People’s Republic of China.

(9)
Represents ordinary shares in the form of ADSs vested from options held by Mr. Zou. The business address of Mr. Zou is 18 th
Floor, Tower B, CEC Plaza, No. 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.

(10)
Represents ordinary shares in the form of ADSs vested from options and restricted shares held by Mr. Wang. The business address of Mr. Wang is 18th Floor, Tower B, CEC Plaza, No. 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.

(11)
Represents ordinary shares Mr. Shao has the right to acquire upon exercise of options and restricted shares within 60 days after December 31, 2020. The business address of Mr. Shao is 18th Floor, Tower B, CEC Plaza, No. 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.

(12)
Represents ordinary shares Mr. Zhang has the right to acquire upon exercise of options and restricted shares within 60 days after December 31, 2020. The business address of Mr. Zhang is 18th Floor, Tower B, CEC Plaza, No. 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.

(13)
Represents 234,897,312 ordinary shares beneficially owned as of December 31, 2020 and as reported in a Schedule 13D/A filed with the SEC on July 24, 2020 by Yun Chen, a Cayman Islands company and a special purpose vehicle and subsidiary of Ping An Group, a company organized under the laws of the People’s Republic of China. Ping An Group’s business address is Ping An Finance Building, No. 1333 Lujiazui Ring Road, Pudong District, Shanghai 200120, People’s Republic of China.

(14)
The number of ordinary shares beneficially owned is as of December 31, 2020, as reported in a Form 13G/A filed with the SEC on February 16, 2021 by Kayne Anderson Rudnick Investment Management LLC, or Kayne Anderson, with respect to itself, Virtus Investment Advisers, Inc. and Virtus Alternative Investment Advisers, Inc., for the calendar year or quarter ended December 31, 2020, and consists of 48,079,468 ordinary shares represented by American depositary shares. Entities Affiliated with Kayne Anderson are investment advisers in accordance with
§240.13d-1(b)(1)(ii)(E).
Kayne Anderson’s business address is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, CA 90067, USA. Virtus Investment Advisers, Inc.’s business address is One Financial Plaza, Hartford, CT 06103, USA.

(15)
The number of ordinary shares beneficially owned is as of December 31, 2020, as reported in a Form 13G filed with the SEC on February 16, 2021 by Comgest Global Investors S.A.S. with respect to itself, Comgest S.A., Comgest Asset Management International Ltd and Comgest Far East Ltd, for the calendar year or quarter ended December 31, 2020, and consists of 24,254,236 ordinary shares represented by American depositary shares. The business address of Comgest Global Investors S.A.S. is 17 Square Edouard VII, Paris, France 75009.

To our knowledge, as of December 31, 2020, 244,322,316 ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program (excluding 5,429,572 ordinary shares that had been issued and reserved for the purpose of our Share Incentive Plans as of December 31, 2020). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
As of the date of this annual report, none of our ordinary shares are held by governmental entities of our place of incorporation, and no government entity in the place where our registered public accounting firm is located and organized has a controlling financial interest in our company.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholder
As of December 31, 2020, Yun Chen owned 49.0% of our total issued and outstanding ordinary shares. Yun Chen is a subsidiary of Ping An Group. As such, we are indirectly controlled by Ping An Group, which beneficially owned 49.0% of the total voting rights in our company.
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions
Contractual Arrangements
PRC laws and regulations currently limit foreign ownership of companies that engage in internet services. We established the following contractual arrangements by and among the following entities to conduct part of our operations in China:

•	Autohome WFOE, Autohome Information, the shareholders of Autohome Information and two subsidiaries of Autohome Information, namely Chengshi Advertising and Autohome Advertising; and

•
Chezhiying WFOE, Shengtuo Hongyuan, the shareholders of Shengtuo Hongyuan and two subsidiaries of Shengtuo Hongyuan, namely Beijing Autohome Used Car Appraisal Co., Ltd., or Autohome Used Car Appraisal, and Beijing Autohome Used Car Brokerage Co., Ltd., or Autohome Used Car Brokerage.

In September 2016, the then individual nominee shareholders of Shengtuo Hongyuan and Guangzhou Advertising (our previous VIE that is already dissolved and deregistered) entered into equity interest purchase agreements and debt transfer and offset agreements with Min Lu and Haiyun Lei, pursuant to which the then individual nominee shareholders transferred all of their equity interests in each of the entities to Min Lu and Haiyun Lei. In March 2017, the then individual nominee shareholders of Autohome Information and Shanghai Advertising (our previous VIE that is already dissolved and deregistered) entered into equity interest purchase agreements and debt transfer and offset agreements with Min Lu and Haiyun Lei, pursuant to which the then individual nominee shareholders transferred all of their equity interests in each of the entities to Min Lu and Haiyun Lei. Upon the execution of the above Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements, all contractual arrangements between the then individual nominee shareholders and our wholly owned subsidiaries have been terminated. Autohome WFOE entered into a series of contractual agreements with (i) Autohome Information and each of its individual nominee shareholders in March 2017, (ii) Autohome Information and each of its subsidiaries, namely Autohome Advertising and Chengshi Advertising, in September 2016, and (iii) Shanghai Advertising and each of its individual nominee shareholders in March 2017. Chezhiying WFOE entered into a series of contractual agreements with Shengtuo Hongyuan, each of its individual nominee shareholders, Autohome Used Car Appraisal and Autohome Used Car Brokerage in September 2016. Autohome WFOE has executed the termination agreements with respect to the contractual agreements that it has entered into with Shanghai Advertising and each of their individual nominee shareholders to terminate the contractual arrangements on the same date of the issuance of an approval notice for the deregistration of Shanghai Advertising by the competent authority for market regulation in charge of Shanghai Advertising. We have completed the dissolution and deregistration of Shanghai Advertising in July 2020. We also entered into a series of contractual arrangements with Guangzhou You Che You Jia Advertising Co., Ltd., or Guangzhou Advertising, and each of its then individual nominee shareholders previously. We terminated such agreements and completed the dissolution and deregistration of Guangzhou Advertising in November 2018.
In December 2020, the Company acquired TTP which conduct its business related to internet content services in China through Shanghai Jinwu and Shanghai Antuo. In August 2015, TTP WFOE entered into a series of contractual agreements with Shanghai Jinwu and Weiwei Wang, being the individual nominee shareholder of Shanghai Jinwu. In August 2015, TTP WFOE entered into a series of contractual agreements with Shanghai Antuo and each of its individual nominee shareholders, namely Weiwei Wang and Butao Yu. The contractual arrangements of TTP WFOE with Shanghai Jinwu and Shanghai Antuo and their respective shareholders allow TTP to (i) exercise effective control over Shanghai Jinwu and Shanghai Antuo, (ii) receive substantially all of the economic benefits of Shanghai Jinwu and Shanghai Antuo, and (iii) have an exclusive option to purchase all or part of the equity interests in Shanghai Jinwu and Shanghai Antuo when and to the extent permitted by the PRC laws.

In February 2021, Min Lu, the then individual nominee shareholder of Autohome Information and Shengtuo Hongyuan, entered into equity interest transfer agreements and debt transfer and offset agreements with Quan Long and other related parties, pursuant to which Min Lu transferred all his equity interests in each of Autohome Information and Shengtuo Hongyuan to Quan Long. In February 2021, Autohome WFOE entered into a termination agreement with Autohome Information and its then individual nominee shareholders, namely, Min Lu and Haiyun Lei, to terminate the contractual agreements in connection with Autohome Information made in March 2017, and Chezhiying WFOE entered into a termination agreement with Shengtuo Hongyuan and its then individual nominee shareholders, namely, Min Lu and Haiyun Lei, to terminate the contractual agreements in connection with Shengtuo Hongyuan made in September 2016. Upon the execution of the above agreements, all contractual arrangements made by and among Min Lu, Haiyun Lei, Autohome Information, Shengtuo Hongyuan and our wholly-owned subsidiaries have been terminated.
In February 2021, Autohome WFOE entered into a series of contractual agreements with Autohome Information and each of its individual nominee shareholders, namely, Quan Long and Haiyun Lei, and Chezhiying WFOE entered into a series of contractual agreements with Shengtuo Hongyuan and each of its individual nominee shareholders, namely, Quan Long and Haiyun Lei.
The diagram below illustrates the general structure of the economic flow and control under the VIE structure created by the contractual arrangements:

Notes
:

(1)	“ ” denotes the direction of legal and beneficial ownership.
(2)	“ ” denotes the contractual arrangements among the VIE Entities, VIE shareholders, and our subsidiaries.
Agreements that provide us effective control over Autohome Information, Autohome Advertising and Chengshi Advertising
The following is a summary of the currently effective contractual arrangements by and among Autohome WFOE, Autohome Information, the shareholders of Autohome Information, Autohome Advertising and Chengshi Advertising (as applicable).
Equity Interest Pledge Agreements
. Pursuant to the equity interest pledge agreements between Autohome WFOE and each of the two shareholders of Autohome Information entered into in February 2021, each shareholder of Autohome Information pledges to Autohome WFOE all of his or her equity interests in Autohome Information to secure the performance of such shareholder’s respective obligations and Autohome Information’s obligations under the loan agreements, equity option agreements, and the exclusive technology consulting and service agreements. Without Autohome WFOE’s consent, shareholders of Autohome Information shall not create or permit to create any encumbrances on the pledged equity interests in Autohome Information. In the event of default, Autohome WFOE is entitled to request immediate repayment of the outstanding amounts payable under the loan agreements, the equity option agreements and the exclusive technology consulting and service agreements or to dispose of the pledged equity interests at Autohome WFOE’s sole discretion. The equity pledge agreements have an indefinite term and will terminate after all the secured obligations under these agreements have been satisfied in full or the pledged equity interests have been transferred to Autohome WFOE or its designee.

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
Exclusive Technology Consulting and Service Agreements.
Pursuant to the exclusive technology consulting and service agreements entered into between Autohome WFOE and each of Autohome Information, Autohome Advertising and Chengshi Advertising in February 2021, September 2016 and September 2016, respectively, Autohome WFOE has the exclusive right to provide each of these VIEs comprehensive technology and management consulting services. In addition, Autohome WFOE is obligated to provide financing support to each of these VIEs to ensure the cash flow requirements of the day-to-day
operations of these VIEs. Each of these VIEs is obligated to pay to Autohome WFOE service fees, which are calculated based on such VIE’s revenues reduced by its tax, operating expenses and an appropriate amount of retained profit that is determined pursuant to our tax planning strategies and relevant tax laws. Such service fees may be adjusted by Autohome WFOE at Autohome WFOE’s sole discretion. Autohome WFOE owns the intellectual properties arising from the performance of these agreements. These agreements have a
30-year
term that can be automatically extended for another 10 years at the option of Autohome WFOE and can only be terminated by the parties’ mutual written consent or by Autohome WFOE’s prior
30-day
notice at its sole discretion. During the term of these agreements, these VIEs may not enter into any agreements with third parties for the provision of any technology or management consulting services without prior consent of Autohome WFOE.
Equity Option Agreements.
Pursuant to the equity option agreements among Autohome WFOE, Autohome Information and each of the two shareholders of Autohome Information entered into in February 2021, each shareholder of Autohome Information jointly and severally grants to Autohome WFOE an option to purchase all or part of his or her equity interests in Autohome Information at a price equivalent to the lowest price permitted by PRC law. The purchase price is to be offset against the loan repayments under the loan agreements. If there will be additional payments to be made by Autohome Information to these shareholders required by the PRC law, these shareholders must immediately return the received payments to Autohome WFOE. Autohome WFOE may exercise its option at any time or transfer the rights and obligations under the equity option agreement to any of its designated parties. The equity option agreements have an indefinite term and will terminate at the earlier of (i) the date on which the equity interests in Autohome Information have been transferred to Autohome WFOE or its designated parties, or (ii) the unilateral termination by Autohome WFOE.
Pursuant to the equity option agreements among Autohome WFOE, Autohome Information and two of Autohome Information’s subsidiaries, namely Autohome Advertising and Chengshi Advertising, entered into in September 2016, Autohome Information granted Autohome WFOE or its designated parties an option to purchase all or part of Autohome Information’s equity interests in these Autohome Information subsidiaries at a price equivalent to the lowest price permitted by PRC laws. Autohome WFOE may exercise its option at any time. The equity option agreements have an indefinite term and will terminate at the earlier of (i) the date on which all of Autohome Information’s equity interests in these subsidiaries have been transferred to Autohome WFOE or its designated parties, or (ii) the unilateral termination by Autohome WFOE.
Power of Attorney.
In February 2021, each of the shareholders of Autohome Information executed an irrevocable power of attorney appointing Autohome WFOE, or any person designated by Autohome WFOE, as their attorney-in-fact,
to vote on their behalf at the shareholders’ meetings of Autohome Information and to exercise full voting rights as the shareholders of the company with powers granted under PRC laws and regulations and the articles of association of the company, including the rights to appoint directors and management personnel. In September 2016, Autohome Information executed irrevocable powers of attorney appointing Autohome WFOE, or any person designated by Autohome WFOE, as their attorney-in-fact, to vote on their behalf at the shareholders’ meetings of Autohome Advertising and Chengshi Advertising and to exercise full voting rights as the shareholders of these companies with powers granted under PRC laws and regulations and the articles of association of each of the above companies, including the rights to appoint directors and management personnel.
Loan Agreements.
Pursuant to the loan agreements between Autohome WFOE and each of the two shareholders of Autohome Information entered into in February 2021, Autohome WFOE granted interest-free loans to these two shareholders of Autohome Information. The loans are to be used solely for the purpose of making capital contributions to the registered capital of Autohome Information. The term of the loans is indefinite and must be repaid in the manner specified in the agreements upon written notice from Autohome WFOE at any time in Autohome WFOE’s sole discretion or upon an event of default by the shareholders of Autohome Information.

Agreements that provide us effective control over Shengtuo Hongyuan, Autohome Used Car Appraisal and Autohome Used Car Brokerage
Equity Interest Pledge Agreements
. In February 2021, Chezhiying WFOE and each of the shareholders of Shengtuo Hongyuan entered into equity interest pledge agreements with respect to their equity interest in Shengtuo Hongyuan. The terms of these agreements are substantially the same as the equity interest pledge agreements between Autohome WFOE and each of the two shareholders of Autohome Information described above. In September 2016, Chezhiying WFOE and Shengtuo Hongyuan entered into equity interest pledge agreements with respect to the latter’s equity interest in each of Autohome Used Car Appraisal and Autohome Used Car Brokerage. The terms of these agreements are substantially the same as the equity interest pledge agreements between Autohome WFOE and Autohome Information. As of the date of this annual report, we are in the process of applying for the registration of the equity interest pledge in connection with Autohome Information and Shengtuo Hongyuan.
Exclusive Technology Consulting and Service Agreements. In February 2021, Chezhiying WFOE and Shengtuo Hongyuan entered into an exclusive technology consulting and service agreement.
In September 2016, Chezhiying WFOE and each of Autohome Used Car Appraisal and Autohome Used Car Brokerage entered into exclusive technology consulting and service agreements. The terms of these agreements are substantially the same as the exclusive technology consulting and service agreements between Autohome WFOE and each of Autohome Information, Autohome Advertising and Chengshi Advertising described above.
Equity Option Agreements.
In February 2021, Chezhiying WFOE, Shengtuo Hongyuan and each of the shareholders of Shengtuo Hongyuan entered into equity option agreements. The terms of these agreements are substantially the same as the equity option agreements among Autohome WFOE, Autohome Information and each of the two shareholders of Autohome Information described above. In September 2016, Chezhiying WFOE, Shengtuo Hongyuan and each of Autohome Used Car Appraisal and Autohome Used Car Brokerage entered into equity option agreements. The terms of these agreements are substantially the same as the equity option agreements among Autohome WFOE, Autohome Information and each of Autohome Advertising and Chengshi Advertising.
Power of Attorney.
In February 2021, each of the shareholders of Shengtuo Hongyuan executed an irrevocable power of attorney appointing Chezhiying WFOE, or any person designated by Chezhiying WFOE, as their attorney-in-fact,
to vote on their behalf at the shareholders’ meetings of Shengtuo Hongyuan and to exercise full voting rights as the shareholders of the company with powers granted under PRC laws and regulations and the articles of association of the company, including the rights to appoint directors and management personnel. In September 2016, Shengtuo Hongyuan executed irrevocable powers of attorney appointing Chezhiying WFOE, or any person designated by Chezhiying WFOE, as their attorney-in-fact, to vote on their behalf at the shareholders’ meetings of Autohome Used Car Appraisal and Autohome Used Car Brokerage to exercise full voting rights as the shareholders of these companies with powers granted under PRC laws and regulations and the articles of association of each of the above companies, including the rights to appoint directors and management personnel.
Loan Agreements.
In September 2016, Chezhiying WFOE and each of the shareholders of Shengtuo Hongyuan entered into loan agreements. The terms of these agreements are substantially the same as the loan agreements between Autohome WFOE and each of the two shareholders of Autohome Information described above.
Agreements that provide us effective control over Shanghai Jinwu and Shanghai Antuo
In December 2020, the Company acquired TTP which conduct its business related to internet content services in China through Shanghai Jinwu and Shanghai Antuo. In August 2015, TTP WFOE entered into a series of contractual agreements with Shanghai Jinwu and Weiwei Wang, being the individual nominee shareholder of Shanghai Jinwu. In August 2015, TTP WFOE entered into a series of contractual agreements with Shanghai Antuo and each of its individual nominee shareholders, namely Weiwei Wang and Butao Yu. The contractual arrangements of TTP WFOE with Shanghai Jinwu and Shanghai Antuo and their respective shareholders allow TTP to (i) exercise effective control over Shanghai Jinwu and Shanghai Antuo, (ii) receive substantially all of the economic benefits of Shanghai Jinwu and Shanghai Antuo, and (iii) have an exclusive option to purchase all or part of the equity interests in Shanghai Jinwu and Shanghai Antuo when and to the extent permitted by the PRC laws.
Autohome WFOE and Chezhiying WFOE recognized service fees from all the VIEs in the amount of RMB289.5 million in 2018, RMB221.7 million in 2019 and RMB219.5 million (US$33.6 million) in 2020 in consideration for services provided to the VIEs. In the years ended December 31, 2018, 2019, 2020, our VIEs contributed in aggregate 9.3%, 8.3% and 8.1%, respectively, of our total net revenue.

Transactions with Entities Affiliated with Our Shareholders
Since Ping An Group became our controlling shareholder, it provided services including rental and property management services, technical services and other miscellaneous services, and assets to us for a total amount of RMB88.7 million in 2018, RMB107.7 million in 2019 and RMB156.4 million (US$24.0 million) in 2020.
We earned service fees primarily for providing facilitation services related to insurance products and loan and leasing product transactions for Ping An Group or its affiliates on our platform as well as providing advertising services to Ping An Group for a total amount of RMB473.5 million in 2018, RMB447.0 million in 2019, and RMB621.8 million (US$95.3 million) in 2020.
All related party transactions are trade transactions in nature and will be settled according to payment terms in the contracts.
Investor’s Rights Agreements
Following Yun Chen’s acquisition of 47.4% the Company’s equity interest from Telstra in June 2016, we entered into an investor’s rights agreement with Yun Chen on September 30, 2016 to the effect that Yun Chen shall enjoy the same special rights given to Telstra under the previous investors rights agreement. Under this investor’s rights agreement with Yun Chen, so long as Yun Chen holds at least 20% of our issued and outstanding shares, (i) we must permit Yun Chen and its designated representatives, at their own cost and expense, at reasonable times and upon reasonable prior notice to us, to review our books and records and to discuss our financial condition with our officers; and (ii) we must provide to Yun Chen our financial statements stated in the investor’s rights agreement so long as its external auditor considers it to be necessary to consolidate our financial statements into Yun Chen’s financial statements in accordance with the PRC accounting standards; and (iii) we must provide to Yun Chen a copy of our register of members after the end of each quarter. The investor’s rights agreement was approved by the Audit Committee and the Board.
Save as disclosed above, there are no other rights granted to Yun Chen or Ping An Group or other shareholders which are not available to all shareholders of the Company. The Directors take the view that the special rights granted to Yun Chen pursuant to the investor’s rights agreement are fair and reasonable and not prejudicial to the interest of our Company’s other shareholders. The same rights were granted to Telstra, the previous controlling shareholder of our Company (details of which were disclosed in the registration statement at the time of our Company’s listing on the NYSE and other public filings). Such rights were granted to Yun Chen in recognition of the significant investment made by Yun Chen. Taking into account the benefits of Yun Chen maintaining a significant shareholding interest in our Company, the Directors take the view that the grant of such rights to Yun Chen is in the best interest of our Company and the shareholders as a whole. After consulting our legal advisors, the Directors take the view that the grant of such special rights to Yun Chen does not contravene the shareholders’ protection requirements under the relevant U.S. federal securities laws and the NYSE rules, and the terms of the investor’s rights agreement in relation to the grant of such special rights to Yun Chen do not violate the applicable laws and regulations in the Cayman Islands.
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
Dividend Policy
Our board of directors has complete discretion to declare dividends subject to our Memorandum and Articles of Association and certain restrictions under Cayman Islands law. In November 2017, our board of directors declared a special cash dividend of US$0.76 per ordinary share (inclusive of applicable fees payable to our depositary bank) in favor of holders of our ordinary shares as of the close of business on January 4, 2018, which special cash dividend was paid on or about January 15, 2018. On November 4, 2019, our board of directors resolved to adopt a regular dividend policy. Under this policy, we may issue recurring cash dividend every year from 2020 in an amount of approximately 20% of the net income generated in the previous fiscal year, with the exact amount to be determined by our directors based on our financial performance and cash position prior to the distribution. On February 19, 2020, our board of directors declared cash dividend of US$0.77 per ordinary share (or per ADS) in favor of holders of our Shares as of the close of business on April 15, 2020 in accordance of the dividend policy, which cash dividend was paid on or about April 22, 2020. On February 2, 2021, our board of directors declared a cash dividend of US$0.87 per ADS (or US$0.2175 per Share after reflecting the proposed
4-for-1
share split effective on February 5, 2021) for fiscal year 2020, which is expected to be paid on March 5, 2021 to shareholders of record as of the close of business on February 25, 2021 in accordance with our dividend policy.
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
We are a holding company incorproated under the laws of the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely to a significant extent on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.”
If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary will then pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities other than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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
We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Cayman Companies Act, referred to as the Companies Act below. Neither our certificate of incorporation nor our memorandum and articles of association contains any charter of the Chinese Communist party or any text thereof. The following are summaries of certain provisions of our memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.
Registered Office and Objects
Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands. The memorandum of association provides,
inter alia
, that the liability of the shareholders of our company is limited to the amount, if any, for the time being unpaid on the ordinary shares. The objects for which our company is established are unrestricted (including acting as an investment company), and we shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of corporate benefit, as provided in section 27(2) of the Companies Act and in view of the fact that we are an exempted Company, we will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of our business carried on outside the Cayman Islands.

Board of Directors
See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Duties of Directors” and “—Terms of Directors and Officers.”
Ordinary Shares
General
All of our outstanding ordinary shares are fully paid and
non-assessable.
Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents
of the Cayman Islands may freely hold and transfer their ordinary shares.
Ordinary Shares
The capital of our company is US$1,000,000,000 divided into 400,000,000,000 ordinary shares of a nominal or par value of US$0.0025 each. All of our issued and outstanding ordinary shares are fully paid and non-assessable.
Certificates representing our ordinary shares are issued in registered form. Our shareholders who are non-residents
of the Cayman Islands may freely hold and vote their ordinary shares.
Dividends
The holders of our ordinary shares are entitled to such dividends as may be declared by us in general meeting or by our board of directors, but no dividend may exceed the amount recommended by our directors. Our fifth amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
Voting Rights
Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting every holder of ordinary shares who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote on a show of hands, and on a poll every shareholder holding ordinary shares present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each fully paid ordinary share of which such shareholder is the holder.
A quorum required for a meeting of shareholders consists of one or more shareholders entitled to vote and present in person or by proxy or, if a corporation or other non-natural
person, by its duly authorized representative holding at least ten percent of the voting rights represented by the issued and outstanding ordinary shares throughout the meeting. We shall hold a general meeting in each year as our annual general meeting. The annual general meeting shall be held at such time and place as may be determined by the directors. No business shall be transacted at any annual general meeting of the Company unless stated in the Company’s notice of annual general meeting. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. A majority of our board of directors or our chairman may call extraordinary general meetings. Advance notice of at least fourteen clear days is required for the convening of our annual general meeting and other shareholders’ meetings. The agenda of any extraordinary general meeting will be set by a majority of the directors then in office.
An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of not less than two-thirds
of the votes cast attaching to the outstanding ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our fifth amended and restated memorandum and articles of association.

Transfer of Ordinary Shares
Subject to the restrictions of our fifth amended and restated memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
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

•
If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Designated Stock Exchange (as defined in the fifth amended and restated memorandum and articles of association), be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.
Liquidation
On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis in proportion to the amount paid up on the ordinary shares. The amount received by holders of ordinary shares should be the same in any liquidation event. If our assets available for distribution are insufficient to repay all of the paid-up
capital, the assets will be distributed so that, a nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.
Calls on Ordinary Shares and Forfeiture of Ordinary Shares
Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption of Ordinary Shares
Subject to the provisions of the Companies Act, we may repurchase or redeem shares at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.
Variations of Rights of Shares
All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu
with such existing class of shares.

General Meetings of Shareholders
Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least fourteen clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. In addition, general meetings will also be convened on the requisition in writing of any shareholder or shareholders holding not less than one-tenth
of the total issued and outstanding shares of our company that carry the right of voting at general meetings.
Appointment of Directors
Our shareholders may by ordinary resolution elect any person to fill a casual vacancy or as an addition to the existing board.
The directors will also have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board.
Inspection of Books and Records
Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, register of mortgages and charges and any special resolutions passed by our shareholders). However, we will allow our shareholders to inspect our register of members and provide our shareholders with annual audited financial statements.
Pursuant to the investor’s rights agreement we have with the Yun Chen and other shareholders, Yun Chen has the right to access our books and records so long as it holds in aggregate at least 20% of our issued and outstanding share capital.
Issuance of Additional Preferred Shares
Our fifth amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Our fifth amended and restated memorandum of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

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
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ADSs or ordinary shares. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
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

United States Federal Income Tax Considerations
The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will hold ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations (proposed, temporary and final) promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant, which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt
organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors that are traders in securities that have elected the mark-to-market
method of accounting or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those discussed below. In addition, this discussion does not address United States federal estate, gift, Medicare, and alternative minimum tax considerations, or any non-United
States, state, or local tax considerations. Each U.S. Holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United
States income and other tax considerations of an investment in ADSs or ordinary shares.
General
For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for United States federal income tax purposes, created in, or organized under the laws of the United States or any state thereof or the District of Columbia, or treated as such for United States federal income tax purposes, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.
If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or ordinary shares, the U.S. Holder is urged to consult its tax advisors regarding an investment in our ADSs or ordinary shares.
It is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner, for United States federal income tax purposes, of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of our ordinary shares for our ADSs will not be subject to United States federal income tax.
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
Assuming we are the owner of our VIEs for U.S. federal income tax purposes, and based on our current income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and do not anticipate becoming a PFIC in the current taxable year or in future taxable years. While we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and do not anticipate becoming a PFIC for the current taxable year or the foreseeable future, no assurance can be given in this regard. Because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis, the determination of whether we will be or become a PFIC will depend, in part, upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ADSs from time to time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years.
If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC tax rules discussed below under “Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC in subsequent years. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes.
Dividends
Any cash distributions (including the amount of any PRC tax withheld, if any) paid on ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes.
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

Since we do not expect that our ordinary shares be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the requirements for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law (see “People’s Republic of China Taxation”), we may be eligible for the benefits of the United
States-PRC
income tax treaty, which the United States Treasury Department has determined is satisfactory for this purpose, and be treated as a qualified foreign corporation with respect to dividends paid on our ADSs or ordinary shares. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares.
Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding taxes, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Sale or Other Disposition of ADSs or Ordinary Shares
A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States-source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate
U.S. Holders is generally eligible for reduced rates of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the United
States-PRC
income tax treaty may elect to treat the gain as
PRC-source
income. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.
Passive Foreign Investment Company Rules
If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market
election with respect to ADSs (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, under certain circumstances, of ADSs or ordinary shares. Under these PFIC rules:

•	the U.S. Holder’s excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

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
If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our
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
As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market
election with respect to our ADSs, provided that the ADSs are regularly traded on the NYSE. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (i) include as ordinary income for each taxable year the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of such ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will be allowed only to the extent of the amount previously included in income as a result of the mark-to-market
election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market
election. If a U.S. Holder makes a
mark-to-market
election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any year that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market
election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market
election. In the case of a U.S. Holder who has held ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof) and has not previously made a mark-to-market
election, and if such U.S. Holder makes a
mark-to-market
election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares.
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
Dividends that we pay on our ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income discussed above under “Dividends” if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual report with the Internal Revenue Service, subject to certain limited exceptions. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC, including filing requirements, the possibility of making a mark-to-market
election and the unavailability of the qualifying electing fund election.

F.	Dividends and Paying Agents
Not applicable.

G.	Statement by Experts
Not applicable.

H.	Documents on Display
We previously filed with the SEC registration statements on Form
F-1
under the Securities Act with respect to our initial public offering and our follow-on
offering of our ordinary shares represented by ADSs.
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
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and adjustable-rate short-term investments. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
Foreign Exchange Risk
Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

Any significant appreciation or depreciation of the RMB may however materially affect the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

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
The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via the Depository Trust Company, or DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.
In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.
Fees and Other Payments Made by the Depositary to Us
Our depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither we nor the depositary can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. In 2020, we received from the depositary a reimbursement of US$0.5 million.

PART II.

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
The following “Use of Proceeds” information relates to:

•
the registration statement on Form
F-1,
as amended (File Number
333-192085)
for our initial public offering of 8,993,000 ADSs (reflecting the full exercise of the over-allotment option by the underwriters to purchase an additional 1,173,000 ADSs), representing 35,972,000 ordinary shares (8,993,000 Class A ordinary shares without reflecting the share split in 2021), which registration statement was declared effective by the SEC on December 10, 2013. Deutsche Bank Securities Inc. and Goldman Sachs (Asia) L.L.C. acted as the representatives of the underwriters in our initial public offering; and

•
the registration statement on Form
F-1,
as amended (File Number
333-199862)
for our 2014 Offering of 9,645,659 ADSs (reflecting the partial exercise of the over-allotment option by the underwriters to purchase an additional 1,145,659 ADSs), representing 38,582,636 ordinary shares (9,645,659 Class A ordinary shares without reflecting the share split in 2021), which registration statement was declared effective by the SEC on November 19, 2014. Deutsche Bank Securities Inc. and Goldman Sachs (Asia) L.L.C. acted as the representatives of the underwriters in our 2014 Offering.

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
For the period from December 10, 2013, the date that our registration statement on Form for our initial public offering was declared effective by the SEC, to December 31, 2020, we used an aggregate of approximately US$159.8 million of the net proceeds from our initial public offering and the 2014 Offering for payment of establishment of new subsidiaries, investment in joint venture and other strategic investments, payment of dividends, professional fees, insurance fees, compensation to directors and general corporate purposes.
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
under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020. Management has excluded TTP Car Inc. and its subsidiaries (“TTP”) from its assessment of internal control over financial reporting as of December 31, 2020 because it was acquired by the Company in a business combination on December 31, 2020. TTP’s total assets excluded from management’s assessment of internal control over financial reporting represent 1.65% of the total assets of the related consolidated financial statement as of December 31, 2020.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, any evaluation of effectiveness as to future periods is subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Attestation Report of the Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page
F-2
 of this annual report.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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
http://ir.autohome.com.cn
.

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

	For the Year Ended December 31,
	2019	2020
	(in RMB thousands)
Audit fees (1)	8,052	8,180
Tax fees (2)	140	100
Other fees (3)	116	2,200

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

The policy of our audit committee is to preapprove all audit and non-audit
services provided by our independent registered public accounting firm, including audit services, tax services and other services as described above, other than those for de minimis
services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, tax fees and other fees for the year ended December 31, 2020.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G	CORPORATE GOVERNANCE
As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, the New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Pursuant to Sections 303A.01, 303A.04, 303A.05 and 303A.07 of the New York Stock Exchange Listed Company Manual, a company listed on the New York Stock Exchange must have a majority of independent directors, a nominating and corporate governance committee composed entirely of independent directors, and a compensation committee composed entirely of independent directors. We currently follow our home country practice in lieu of these requirements. We may also continue to rely on these and other exemptions available to foreign private issuers in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange listing standards.”

ITEM 16H	MINE SAFETY DISCLOSURE
Not applicable.
PART III.

ITEM 17	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS
The consolidated financial statements of Autohome Inc. are included at the end of this annual report.

ITEM 19	EXHIBITS

Exhibit Number	Description of Document

1.1*	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, adopted on February 2, 2021 and effective as of February 5, 2021

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to the prospectus filed with the Securities and Exchange Commission on February 5, 2021 pursuant to Rule 424(b)(3) (File No. 333-192583) under the registration statement on Form F-6 initially filed with the Securities and Exchange Commission on November 27, 2013)

2.2*	Registrant’s Specimen Certificate for Ordinary Shares

2.3	Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts dated as of December 10, 2013 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-196006), filed with the Securities and Exchange Commission on May 16, 2014)

2.4*	Description of Securities

4.1	2011 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.2	2013 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.3	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.4	English translation of Form of Employment Agreement between a subsidiary of the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

Exhibit Number	Description of Document

4.5*	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Autohome Information dated February 19, 2021

4.6*	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Chezhiying WFOE and Shengtuo Hongyuan dated February 19, 2021

4.7	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Autohome Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.8	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Chengshi Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.9	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Chezhiying WFOE and Autohome Used Car Appraisal dated September 30, 2016 (incorporated by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.10	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Chezhiying WFOE and Autohome Used Car Brokerage dated September 30, 2016 (incorporated by reference to Exhibit 4.20 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.11*	English translation of the Executed Form of the Exclusive Service Agreement between TTP WFOE and Shanghai Jinwu dated August 31, 2015

4.12*	English translation of the Executed Form of the Exclusive Service Agreement between TTP WFOE and Shanghai Antuo dated August 31, 2015

4.13*	English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Quan Long dated February 19, 2021

4.14*	English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Haiyun Lei dated February 19, 2021

4.15*	English translation of the Executed Form of the Loan Agreement between Chezhiying WFOE and Quan Long dated February 19, 2021

Exhibit Number	Description of Document

4.16*	English translation of the Executed Form of the Loan Agreement between Chezhiying WFOE and Haiyun Lei dated February 19, 2021

4.17*	English translation of the Executed Form of the Loan Agreement between TTP WFOE and Weiwei Wang dated August 31, 2015

4.18*	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Quan Long dated February 19, 2021

4.19*	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Haiyun Lei dated February 19, 2021

4.20*	English translation of the Executed Form of the Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Quan Long dated February 19, 2021

4.21*	English translation of the Executed Form of Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Haiyun Lei dated February 19, 2021

4.22	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Autohome Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.37 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.23	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Chengshi Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.24	English translation of the Executed Form of the Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Autohome Used Car Appraisal dated September 30, 2016 (incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.25	English translation of the Executed Form of the Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Autohome Used Car Brokerage dated September 30, 2016 (incorporated by reference to Exhibit 4.40 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.26*	English translation of the Executed Form of the Equity Option Agreement between TTP WFOE, and Weiwei Wang dated August 31, 2015

4.27*	English translation of the Executed Form of the Equity Option Agreement among TTP WFOE, Weiwei Wang and Butao Yu dated August 31, 2015

4.28*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Quan Long dated February 19, 2021

Exhibit Number	Description of Document

4.29*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Haiyun Lei dated February 19, 2021

4.30*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Quan Long dated February 19, 2021

4.31*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Haiyun Lei dated February 19, 2021

4.32	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.49 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.33	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.50 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.34	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.51 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.35	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.52 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.36*	English translation of the Executed Form of the Equity Interest Pledge Agreement between TTP WFOE and Weiwei Wang dated August 31, 2015

4.37*	English translation of the Executed Form of the Equity Interest Pledge Agreement among TTP WFOE, Weiwei Wang and Butao Yu dated August 31, 2015

4.38*	English translation of the Executed Form of the Power of Attorney by Quan Long dated February 19, 2021

4.39*	English translation of the Executed Form of the Power of Attorney by Haiyun Lei dated February 19, 2021

4.40*	English translation of the Executed Form of the Power of Attorney by Quan Long dated February 19, 2021

4.41*	English translation of the Executed Form of the Power of Attorney by Haiyun Lei dated February 19, 2021

Exhibit Number	Description of Document

4.42	English translation of the Executed Form of the Power of Attorney by Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.61 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.43	English translation of the Executed Form of the Power of Attorney by Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.62 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.44	English translation of the Executed Form of the Power of Attorney by Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.63 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.45	English translation of the Executed Form of the Power of Attorney by Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.64 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.46*	English translation of the Executed Form of the Proxy agreement among TTP WFOE, Shanghai Jinwu and Weiwei Wang dated August 31, 2015

4.47*	English translation of the Executed Form of the Proxy agreement among TTP WFOE, Shanghai Jinwu, Weiwei Wang and Butao Yu dated August 31, 2015

4.48*	Termination Agreement on the control documents in connection with Autohome Information by and among Autohome WFOE, Autohome Information, MinLu, HaiyunLei dated February 19, 2021

4.49*	Equity Interest Purchase Agreement by and among Autohome Information, MinLu and Quan Long dated February 19, 2021

4.50*	Debt Transfer and Offset Agreement by and between Autohome WFOE, MinLu and Quan Long dated February 19, 2021

4.51*	Termination Agreement on the control documents in connection with Shengtuo Hongyuan by and among Chezhiying WFOE, Shengtuo Hongyuan, MinLu, HaiyunLei dated February 19, 2021

4.52*	Equity Interest Purchase Agreement by and among Shengtuo Hongyuan, MinLu and Quan Long dated February 19, 2021

4.53*	Debt Transfer and Offset Agreement by and between Chezhiying WFOE, MinLu and Quan Long dated February 19, 2021

4.54	Amended and Restated 2016 Share Incentive Plan of the Registrant, as amended on April 20, 2017 (incorporated by reference to Exhibit 4.65 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.55	2016 Share Incentive Plan II (as amended by Amendment No 1 to the 2016 Share Incentive Plan II) of the Registrant (incorporated by reference to Exhibit 4.66 to our annual report on For 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.56	Investor’s Rights Agreement by and among the Registrant and Yun Chen dated September 30, 2016 (incorporated by reference to Exhibit 4.67 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.57	Investment Agreement relating to US$100 Million 8.0% Convertible Bond and other Convertible Bonds issued by TTP Car Inc. between the Registrant and TTP Car Inc. dated June 6, 2018 (incorporated by reference to Exhibit 4.59 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 12, 2019)

4.58*	Preferred Share Purchase Agreement by and among the Registrant and TTP Car Inc. dated October 27, 2020

8.1*	List of Principal Subsidiaries and VIEs

11.1	Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the Form 20-F (File No. 001-36222), filed with the Securities and Exchange Commission on March 31, 2014)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent registered public accounting firm

15.2*	Consent of Commerce & Finance Law Offices

101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUTOHOME INC.

By:	/s/ Quan Long
	Name:	Quan Long
	Title:	Chairman of the Board and Chief Executive Officer
Date: March 2, 2021

AUTOHOME INC.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Autohome Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Autohome Inc. and its subsidiaries (the “Company”)
as of December 31, 2020 and 2019,
and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”).
We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated
financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019
,
and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in
Internal Control—Integrated Framework
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
As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded TTP Car Inc. and its subsidiaries (“TTP”) from its assessment of internal control over financial reporting as of December 31, 2020 because it was acquired by the Company in a business combination on December 31, 2020. We have also excluded TTP from our audit of internal control over financial reporting. TTP’s total assets excluded from management’s assessment and our audit of internal control over financial reporting represent 1.65% of the total assets of the related consolidated financial statement as of December 31, 2020.

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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) related to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Revenue recognition—sales rebates
As described in Note 2 to the consolidated financial statements, the Company recognized net revenue for the year ended December 31, 2020 after deducting applicable sales rebates, which are accounted for as variable consideration. The Company provides sales rebates to customers based on their cumulative annual advertising and service volume, and the timeliness of their payments. The Company estimated its obligations under such agreements by applying the most likely amount method based on an evaluation of the likelihood of the customers’ achievement of the advertising and service volume targets, and the timeliness of their payments, after taking into account the customers’ purchase trends and history. A liability of RMB797,218 thousands was recognized for expected sales rebates payable to customers as of December 31, 2020.
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

Valuation of Technologies and Trademarks Intangible Assets Acquired in a Business Combination
As described in Note 8 and Note 19 to the consolidated financial statements, the Company recorded RMB202,100 thousands of technologies and RMB106,900 thousands of trademarks as intangible assets in connection with the acquisition of TTP which was accounted for as a business combination (the “TTP Acquisition”). These intangible assets were measured at fair value as of December 31, 2020, the acquisition date, using valuation techniques under the income approach. Major assumptions used in determining the fair value of these intangible assets included revenue growth rate and discount rate.
The principal considerations for our determination that performing procedures relating to the valuation of technologies and trademarks intangible assets acquired in the TTP Acquisition is a critical audit matter are there was significant judgment by management to estimate the fair value of these intangible assets as of the acquisition date, which in turn led to a high degree of auditor judgment, subjectivity, and audit effort in (i) performing procedures and evaluating audit evidences related to management’s fair value estimate for the intangible assets and significant assumptions, including revenue growth rate and discount rate; and (ii) involving the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to management’s fair value estimate for the technologies and trademarks intangible assets as of the acquisition date, including controls over the development of the significant assumptions used in the valuation techniques under the income approach. These procedures also included, among others, testing management’s process for developing the fair value estimate of the technologies and trademarks intangible assets as of the acquisition date, which included (i) evaluating the appropriateness of the valuation techniques, (ii) testing the completeness, mathematical accuracy and relevance of the underlying data used in the income approach, and (iii) evaluating the significant assumptions made by management, including revenue growth rate and discount rate, by considering the past performance of the acquired businesses, economic and industry forecasts and the cost of capital of comparable businesses and other industry factors. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the Company’s valuation method and evaluating significant assumptions.
/s/PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
March 2, 2021
We have served as the Company’s auditor since 2016.

AUTOHOME INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

			As of December 31,
	Note		2019	2020
			RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents			1,988,298	1,751,222	268,387
Short-term investments			10,806,812	12,878,176	1,973,667
Accounts receivable (net of allowance for doubtful accounts of RMB33,989 and RMB128,199 (US$19,647) as of December 31, 2019 and 2020, respectively)	4		3,231,486	3,124,197	478,804
Amounts due from related parties, current	12		29,501	47,303	7,250
Prepaid expenses and other current assets	5		302,285	563,182	86,311

Total current assets			16,358,382	18,364,080	2,814,419

Non-current assets:
Restricted cash	2	(h)	5,200	17,926	2,747
Property and equipment, net	7		281,773	410,081	62,848
Intangible assets, net	8 , 19		27,746	440,421	67,497
Goodwill	19		1,504,278	4,071,391	623,968
Long-term investments	9		71,664	70,418	10,792
Amounts due from related parties, non-current	12		4,509	18,163	2,784
Deferred tax assets	6		27,782	79,661	12,209
Other non-current assets	10		874,531	258,704	39,647

Total non-current assets			2,797,483	5,366,765	822,492

Total assets			19,155,865	23,730,845	3,636,911

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other payables	11		2,417,438	2,577,709	395,051
Advance from customers			95,636	127,235	19,500
Deferred revenue			1,370,953	1,315,667	201,635
Income tax payable			45,489	85,177	13,054
Amounts due to related parties	12		36,387	79,895	12,244

Total current liabilities (including current liabilities of consolidated VIEs without recourse to Autohome WFOE , Chezhiying WFOE or TTP WFOE of RMB193,303 and RMB602,990 (US$92,412) as of December 31, 2019 and 2020, respectively)			3,965,903	4,185,683	641,484

Non-current liabilities:
Other liabilities	6 , 2	(t)	45,534	104,861	16,071
Deferred tax liabilities	6 , 19		538,487	631,509	96,783

Total non-current liabilities (including non-current liabilities of consolidated VIEs without recourse to Autohome WFOE , Chezhiying WFOE or TTP WFOE of RMB19,504 and RMB11,731 (US$1,797) as of December 31, 2019 and 2020, respectively)			584,021	736,370	112,854

Total liabilities (including total liabilities of consolidated VIEs without recourse to Autohome WFOE , Chezhiying WFOE or TTP WFOE of RMB212,807 and RMB614,721 (US$94,209) as of December 31, 2019 and 2020, respectively)			4,549,924	4,922,053	754,338

Commitments and contingencies	13

The accompanying notes are an integral part of these consolidated financial statements.

F-
5

AUTOHOME INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data, continued)

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$
Mezzanine equity:
Convertible redeemable noncontrolling interests	19	—	1,056,237	161,875

Shareholders’ equity:
Ordinary shares (par value of US$0.0025 p er share; 400,000,000,000 ordinary shares authorized; 475,706,748 a nd 479,219,628 ordinary s hares issued and outstanding, as of December 31, 2019 and 2020, respectively) (Note)	15, 22	8,029	8,089	1,240
Additional paid-in capital		3,774,373	4,089,763	626,784
Accumulated other comprehensive income		148,415	62,295	9,547
Retained earnings		10,698,280	13,465,587	2,063,691

Total Autohome Inc. shareholders’ equity		14,629,097	17,625,734	2,701,262

Noncontrolling interests	19	(23,156)	126,821	19,436

Total equity		14,605,941	17,752,555	2,720,698

Total liabilities, mezzanine equity and equity		19,155,865	23,730,845	3,636,911

Note: Par value per share and the number of shares have been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on February 5, 2021 as detailed in Note 2(a) and Note 22.

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

AUTOHOME INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		Year ended December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB	US$
Net revenues:
Media services		3,508,254	3,653,767	3,455,056	529,510
Leads generation services		2,870,996	3,275,544	3,198,832	490,242
Online marketplace and others		853,901	1,491,440	2,004,671	307,229

Total net revenues ( including related party transactions of RMB473,590, RMB447,350 and RMB621,845 (US$95,302) for the years ended December 31, 2018, 2019 and 2020, respectively )		7,233,151	8,420,751	8,658,559	1,326,981
Cost of revenues (including related party transactions of RMB24,771, RMB41,591 and RMB61,566 (US$9,435) for the years ended December 31, 2018, 2019 and 2020, respectively)	14	(820,288)	(960,292)	(961,170)	(147,306)

Gross profit		6,412,863	7,460,459	7,697,389	1,179,675
Operating expenses:
Sales and marketing expenses		(2,435,236)	(3,093,345)	(3,246,507)	(497,549)
General and administrative expenses (including provision for doubtful accounts of RMB2,215, RMB36,676 and RMB95,683 (US$14,664) for the years ended December 31, 2018, 2019 and 2020, respectively)		(314,846)	(317,967)	(381,843)	(58,520)
Product development expenses		(1,135,247)	(1,291,054)	(1,364,227)	(209,077)

Total Operating expenses (including related party transactions of RMB74,302, RMB67,810 and RMB99,763 (US$15,289) for the years ended December 31, 2018, 2019 and 2020, respectively)		(3,885,329)	(4,702,366)	(4,992,577)	(765,146)
Other income, net	2(bb)	341,391	477,699	443,215	67,926

Operating profit		2,868,925	3,235,792	3,148,027	482,455
Interest income (including related party transactions of RMB50,968, RMB47,459 and RMB63,558 (US$9,741) for the years ended December 31, 2018, 2019 and 2020, respectively)		358,811	469,971	537,389	82,358
Earnings/(loss) from equity method investments		24,702	685	(1,246)	(191)
Fair value change of other current and non-current assets		(11,017)	(5,442)	(15,658)	(2,400)

Income before income taxes		3,241,421	3,701,006	3,668,512	562,222
Income tax expense	6	(377,890)	(500,361)	(260,945)	(39,992)

Net income		2,863,531	3,200,645	3,407,567	522,230

Net loss/(income) attributable to noncontrolling interests		7,484	(679)	(2,338)	(358)
Net income attributable to Autohome Inc.		2,871,015	3,199,966	3,405,229	521,872
Earnings per share for ordinary shares: (Note )
Basic	17 , 22	6.10	6.75	7.13	1.09
Diluted	17 , 22	6.02	6.69	7.10	1.09
Earnings per ADS attributable to ordinary shareholders (one ADS equals four ordinary shares)
Basic	17 , 22	24.40	26.99	28.53	4.37
Diluted	17 , 22	24.08	26.77	28.40	4.35

F-
7

Weighted average number of shares used to compute earnings per share attributable to ordinary shareholders: (Note)
Basic	17, 22	470,687,884	474,328,384	477,467,268	477,467,268
Diluted	17, 22	476,941,516	478,060,988	479,686,380	479,686,380
Net income		2,863,531	3,200,645	3,407,567	522,230
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments		58,421	20,040	(86,120)	(13,198)

Comprehensive income		2,921,952	3,220,685	3,321,447	509,032

Comprehensive loss/(income) attributable to noncontrolling interests		7,484	(679)	(2,338)	(358)

Comprehensive income attributable to Autohome Inc.		2,929,436	3,220,006	3,319,109	508,674

Note: Par value per share and the number of shares have been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on February 5, 2021 as detailed in Note 2(a) and Note 22.
The accompanying notes are an integral part of these consolidated financial statements

F-
8

AUTOHOME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	2,863,531	3,200,645	3,407,567	522,230
Adjustments to reconcile net income to net cash from operating activities:
Depreciation of property and equipment	90,270	106,941	158,229	24,250
Amortization of intangible assets	11,623	11,662	12,045	1,846
Non-cash lease expense	—	122,427	108,904	16,690
Loss/(gain) on disposal of property and equipment	789	83	(249)	(38)
Provision for doubtful accounts	2,215	36,676	95,683	14,664
(Earnings)/loss from equity method investment s	(24,702)	(685)	1,246	191
Fair value change of short-term investments	(29,730)	20,662	9,042	1,386
Fair value change of other current and non-current assets	11,017	5,442	15,658	2,400
Interest income of convertible bond	(36,172)	(70,889)	(77,720)	(11,911)
Share-based compensation	202,325	204,008	211,206	32,369
Deferred income taxes	102,111	144,963	(22,427)	(3,437)
Changes in operating assets and liabilities:
Accounts receivable	(904,313)	(479,538)	(39,910)	(6,116)
Amounts due from related parties, current	(9,545)	4,546	(17,802)	(2,728)
Prepaid expenses and other current assets	(62,813)	(50,995)	(217,720)	(33,367)
Amounts due from related parties, non-current	8,915	(2,468)	(13,654)	(2,093)
Other non-current assets	(3,580)	(186,591)	(252,877)	(38,755)
Accrued expenses and other payables	807,333	(22,630)	(158,270)	(24,257)
Advance from customers	4,563	20,619	31,599	4,843
Deferred revenue	101,241	(139,773)	(55,286)	(8,473)
Income tax payable	(25,169)	(73,721)	39,688	6,083
Amounts due to related parties	9,583	16,519	43,508	6,668
Other liabilities	(8,054)	21,466	47,171	7,230

Net cash generated from operating activities	3,111,438	2,889,369	3,325,631	509,675

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(113,796)	(204,113)	(263,892)	(40,443)
Proceeds from disposal of property and equipment	665	621	388	59
Purchase of intangible assets	(104)	—	(573)	(88)
Cash consideration paid for the acquisition , net of cash acquired	—	—	(639,760)	(98,048)
Purchase of convertible bond	(643,496)	—	—	—
Proceeds from disposal of long-term investments	51,500	—	—	—
Purchase of short-term investments	(54,532,940)	(42,660,267)	(40,050,012)	(6,137,933)
Maturity of short-term investments	51,936,932	41,695,492	37,968,391	5,818,911

Net cash used in investing activities	(3,301,239)	(1,168,267)	(2,985,458)	(457,542)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of share options	51,811	68,676	104,154	15,963
Payment of dividends	(595,779)	—	(651,121)	(99,788)

Net cash (used in)/generated from financing activities	(543,968)	68,676	(546,967)	(83,825)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	39,151	(13,250)	(17,556)	(2,690)

Net (decrease)/increase in cash and cash equivalents and restricted cash	(694,618)	1,776,528	(224,350)	(34,382)
Cash and cash equivalents and restricted cash at beginning of year	911,588	216,970	1,993,498	305,516

Cash and cash equivalents and restricted cash at end of year	216,970	1,993,498	1,769,148	271,134

Supplemental disclosures of cash flow information:
Income taxes paid	362,835	430,308	563,415	86,347
Purchase of fixed assets included in accrued expenses and other payables	27,132	20,382	34,061	5,220
Cash paid for amounts included in the measurement of operating lease liabilities	—	132,096	135,773	20,808
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	54,315	217,668	33,359
The accompanying notes are an integral part of these consolidated financial statements.

F-
9

AUTOHOME INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Ordinary shares		Additional capital paid-in	Accumulated other comprehensive income	Retained earnings	Noncontrolling interests	Total equity
	Shares (Note)	Amount
	Number	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	468,563,424	7,909	3,246,475	69,954	4,627,299	(16,351)	7,935,286
Net income/(loss)	—	—	—	—	2,871,015	(7,484)	2,863,531
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	58,421	—	—	58,421
Exercise and vesting of share-based awards	3,661,956	60	51,820	—	—	—	51,880
Share-based compensation	—	—	202,325	—	—	—	202,325

Balance as of December 31, 2018	472,225,380	7,969	3,500,620	128,375	7,498,314	(23,835)	11,111,443
Net income	—	—	—	—	3,199,966	679	3,200,645
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	20,040	—	—	20,040
Exercise and vesting of share-based awards	3,481,368	60	69,745	—	—	—	69,805
Share-based compensation	—	—	204,008	—	—	—	204,008

Balance as of December 31, 2019	475,706,748	8,029	3,774,373	148,415	10,698,280	(23,156)	14,605,941
Net income	—	—	—	—	3,405,229	2,338	3,407,567
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	(86,120)	—	—	(86,120)
Acquisition of a subsidiary (Note 19)	—	—	—	—	—	147,639	147,639
Dividends declared (US$0.77 per ordinary share before the Share Subdivision; RMB637,922 to ordinary shareholders) (Note)	—	—	—	—	(637,922)	—	(637,922)
Exercise and vesting of share-based awards	3,512,880	60	104,184	—	—	—	104,244
Share-based compensation	—	—	211,206	—	—	—	211,206

Balance as of December 31, 2020	479,219,628	8,089	4,089,763	62,295	13,465,587	126,821	17,752,555

Balance as of December 31, 2020, in US$		1,240	626,784	9,547	2,063,691	19,436	2,720,698

Note: Par value per share and the number of shares have been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on February 5, 2021 as detailed in Note 2(a) and Note 22.
The accompanying notes are an integral part of these consolidated financial statements

F-
10

AUTOHOME INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1.	ORGANIZATION
Autohome Inc., formerly known as Sequel Limited (the “Company”), was incorporated under the laws of the Cayman Islands on June 23, 2008. Upon incorporation, the Company was 100% owned by Telstra Holdings Pty Ltd. (“Telstra”). On June 27, 2008 (the “Acquisition date”), the Company acquired Cheerbright International Holdings Limited (“Cheerbright”), China Topside Co., Ltd. (“China Topside”), and Norstar Advertising Media Holdings Co., Ltd. (“Norstar”), and their respective wholly foreign-owned enterprises and variable interest entities (“VIEs”). Subsequent to the acquisition, the Company was owned 55% by Telstra, and 45% by the selling shareholders of Cheerbright, China Topside and Norstar. In May 2012, Telstra acquired additional ordinary shares of the Company from other shareholders. In June 2016, Telstra completed the sale of approximately 47.4%
of the then total issued shares in the Company to Yun Chen Capital Cayman (“Yun Chen”), a subsidiary of Ping An Insurance (Group) Company of China Ltd. (“Ping An”) and on February 22, 2017, Yun Chen further acquired from Telstra approximately
6.5%
 of the then total issued shares in the Company. After the consummation of the sale, Yun Chen has become the Company’s controlling shareholder since June 2016.
The Company successfully completed its IPO and listing of 8,993,000 American Depositary Shares (“ADSs”) on the New York Stock Exchange in December, 2013, and raised net proceeds of US$142,590 from the offering. Each ADS represents four ordinary shares (previously 1 ADS represents 1
ordinary share
before the ADS Ratio Change as detailed in Note 2(a)).

Upon the completion of IPO in December 2013, the Company’s dual-class ordinary share structure came into effect (Note 15). Upon the completion of follow-on
offering in November 2014,
2,424,801
ADSs were issued by the Company and
6,964,612
Class B ordinary shares
before the Share Subdivision as detailed in Note 2(a)
were converted into Class A ordinary shares. The net proceeds from the follow-on
offering amounted to US$
97,344
net of issuance cost. Upon the transfer of
47.4
%
share ownership by Telstra to Yun Chen in June 2016, all the Class B ordinary shares were converted into Class A ordinary shares. As of December 31, 2020, the Company had
479,219,628 issued and outstanding
ordinary shares

after taking into account the effects
of
the Share Subdivision as detailed in Note 2(a).

Yun Chen was the Company’s controlling shareholder holding

49.0
% of the total equity interest in the Company as of December 31, 2020.
The Company, through its subsidiaries and VIEs (as disclosed in the table below), is engaged in the provision of media services, leads generation services and online marketplace and others.
As of December 31, 2020, the Company’s principal subsidiaries and VIEs where Autohome WFOE, Chezhiying WFOE and TTP WFOE are the primary beneficiaries include the following entities:

Entity	Date of incorporation or acquisition	Place of incorporation	Percentage of direct ownership by the Company
Principal Subsidiaries
Cheerbright International Holdings, Limited (“Cheerbright”)	June 13, 2006	British Virgin Islands	100%
Autohome E-commerce Inc.	February 6, 2015	Cayman Islands	100%
Autohome Link Inc.	January 29, 2015	Cayman Islands	100%
TTP Car Inc. (“TTP”)	June 12, 2015	Cayman Islands	49	% (Note)
Autohome (Hong Kong) Limited (“Autohome HK”)	March 16, 2012	Hong Kong	100%
Autohome Link Hong Kong Limited	February 16, 2015	Hong Kong	100%
Autohome Media Limited (“Autohome Media”, formerly known as Prbrownies Marketing Limited)	October 18, 2013	Hong Kong	100%
Fetchauto Limited (UK)	October 8, 2019	United Kingdom	100%
Fetchauto Limited (Ireland)	October 18, 2019	Ireland	100%
FetchAuto GmbH	December 23, 2019	Germany	100%
TTP CAR (HK) Limited	June 23, 2015	Hong Kong	49%
Beijing Cheerbright Technologies Co., Ltd. (“Autohome WFOE”)	September 1, 2006	PRC	100%
Autohome Shanghai Advertising Co., Ltd. (“Shanghai Advertising”)	September 29, 2013	PRC	100%
Beijing Prbrownies Software Co., Ltd. (formerly known as “Beijing Autohome Software Co., Ltd.”)	November 12, 2013	PRC	100%
Beijing Autohome Technologies Co., Ltd.	November 12, 2013	PRC	100%
Beijing Autohome Advertising Co., Ltd.	November 13, 2013	PRC	100%
Guangzhou Autohome Advertising Co., Ltd.	November 25, 2013	PRC	100%

F-
11

Beijing Chezhiying Technology Co., Ltd. (“Chezhiying WFOE”)	May 26, 2015	PRC	100%
Beijing Kemoshijie Technology Co., Ltd.	September 11, 2015	PRC	75%
Chengdu Prbrownies Software Co., Lt d .	September 30, 2016	PRC	100%
Guangzhou Chezhihuitong Advertising Co., Ltd.	August 20, 2018	PRC	100%
Hainan Chezhiyitong Information Technology Co., Ltd.	August 20, 2018	PRC	100%
Tianjin Autohome Data Information Technology Co., Ltd.	October 15, 2018	PRC	100%
Autohome Zhejiang Advertising Co., Ltd.	December 19, 2018	PRC	100%
Shanghai Jinpai E-commerce Co., Ltd . (“TTP WFOE”)	July 31, 2015	PRC	49%

Principal VIEs and VIEs’ subsidiaries
Beijing Autohome Information Technology Co., Ltd. (“Autohome Information”)	August 28, 2006	PRC	—
Beijing Shengtuo Hongyuan Information Technology Co., Ltd. (“Shengtuo Hongyuan”)	November 8, 2010	PRC	—
Shanghai Tianhe Insurance Brokerage Co., Ltd.	September 21, 2017	PRC	—
Shanghai Jinwu Auto Technology Consultant Co., Ltd. (“Shanghai Jinwu”)	September 20, 2007	PRC	—
Note:
Please refer to Note 19 for disclosure of acquisition.
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
,
Chezhiying

WFOE and TTP WFOE
, through loans extended to the VIEs’ shareholders (“Nominee Shareholders”). The effective control of the VIEs is held by WFOEs, through a series of contractual agreements (the “Contractual Agreements”). As a result of the Contractual Agreements, the WFOEs maintain the ability to control the VIEs, are entitled to substantially all of the economic benefits from the VIEs and are obligated to absorb all of the VIE’s expected losses.
In September 2016 and March 2017, the then individual nominee shareholders of Shengtuo Hongyuan, Autohome Information and Shanghai Advertising (the Company’s previous VIE that is already dissolved and registered in July 2020), entered into Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements with Min Lu and Haiyun Lei, pursuant to which the then individual nominee shareholders transferred all of their equity interest in each of the entities to Min Lu and Haiyun Lei. In September 2016 and in March 2017, each of Autohome WFOE and Chezhiying WFOE, and each of Shengtuo Hongyuan and its two subsidiaries, Autohome Information and its two subsidiaries and Shanghai Advertising, and each of Min Lu and Haiyun Lei, as the individual nominee shareholder of VIEs, entered into contractual agreements.
In February 2021, Min Lu, in connection with his resignation and as the then individual nominee shareholder of Autohome Information and Shengtuo Hongyuan, enterd into equity interest transfer agreements and debt transfer and offset agreements with Quan Long and other related parties, pursuant to which Min Lu transferred all his equity interests in each Autohome Information and Shengtuo Hongyuan to Quan Long. In February 2021, Autohome WFOE entered into a termination agreement with Autohome Information and its then individual nominee shareholders, namely, Min Lu and Haiyun Lei, to terminate the contractual agreements in connection with Autohome Information made in March 2017, and Chezhiying WFOF entered into a termination agreement with Shengtuo Hongyuan and its then individual nominee shareholders, namely, Min Lu and Haiyun Lei, to terminate the contractual agreements in connection with Shengtuo Hongyuan mad in September 2016. Upon the execution of the above agreements, all contractual arrangements made by and among Min Lu, Haiyun Lei, Autohome Information, Shengtuo Hongyuan and the Company’s wholly-owned subsidiaries have been terminated.
In February 2021, Autohome WFOF entered into a series of contractual agreements with Autohome Information and each of its individual nominee shareholders, namely, Quan Long and Haiyun Lei, and Chezhiying WFOE entered into a series of contractual agreements with Shengtuo Hongyuan and each of its individual nominee shareholders, namely, Quan Long and Haiyun Lei.

F-1
2

In the end of December 2020, the Company acquired TTP, its subsidiaries and VIEs, which also conduct its business related to internet content services through VIEs. In August 2015, the then individual nominee shareholder of Shanghai Jinwu, entered into Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements with Weiwei Wang, pursuant to which the then individual nominee shareholder transferred all of its equity interest of Shanghai Jinwu to Weiwei Wang. In August 2015, TTP WFOE, and Shanghai Jinwu and Weiwei Wang, as the individual nominee shareholder of VIE, entered into contractual agreements.
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
(“ASC
810-10”)
Consolidation: Overall.
The following is a summary of the Contractual Agreements:
Exclusive technical consulting and service agreements
Pursuant to the exclusive technical consulting and service agreements that have been entered into by the WFOEs and the VIEs, the VIEs have engaged the WFOEs as their exclusive provider of technical support and management consulting services. In addition, the WFOEs shall provide the necessary financial support to the VIEs whether or not the VIEs incur any losses, and not request for repayment if the VIEs are unable to do so. The VIEs shall pay to the WFOEs service fees calculated based on such VIE’s revenues reduced by its value-added taxes and surcharges, operating expenses and an appropriate amount of retained profit that is determined pursuant to the Group’s tax planning strategies and relevant tax laws. The service fees can be adjusted by the WFOEs unilaterally. The WFOEs shall exclusively own any intellectual property arising from the performance of these agreements.

This agreement has
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

F-1
3

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
The Group conducts its operations in China through Contractual Agreements entered into between the WFOEs and VIEs. In 2014, the Group began gradually migrating the advertising service business from the VIEs to the subsidiaries of Autohome Media, a transition that was completed to a substantial extent. If the Company or any of its current or future VIEs or subsidiaries are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including levying fines, confiscating the income of Autohome WFOE, Chezhiying WFOE, TTP WFOE and VIEs, revoking their business licenses or operating licenses, shutting down the Group’s servers or blocking the Group’s websites and mobile applications, discontinuing or placing restrictions or onerous conditions on the Group’s operations, requiring the Group to undergo a costly and disruptive restructuring, restricting the Group’s rights to use the proceeds from the offering to finance the Group’s business and operations in China, or enforcement actions that could be harmful to the Group’s business. Any of these actions could cause significant disruption to the Group’s business operations and severely damage the Group’s reputation, which would in turn materially and adversely affect the Group’s business and results of operations. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of VIEs or the Company’s right to receive their economic benefits, the Company would no longer be able to consolidate the VIEs.
In addition, if Autohome Information and its subsidiaries, Shengtuo Hongyuan and its subsidiaries, Shanghai Jinwu
and its subsidiaries or their shareholders fail to perform their obligations under the Contractual Agreements, the Company may have to incur substantial costs and expend resources to enforce the Company’s rights under the contracts. The Company may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these Contractual Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these Contractual Agreements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Company is unable to enforce these Contractual Agreements, the Company may not be able to exert effective control over its VIEs, and the Company’s ability to conduct its business may be negatively affected.
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
VIEs contributed an aggregate of 9.3%, 8.3% and 8.1% of the consolidated net revenues for the years ended December 31, 2018, 2019 and 2020, respectively, after elimination of inter-company transactions. As of December 31, 2019 and 2020, the VIEs accounted for an aggregate of 9.6% and 8.8%, respectively, of the consolidated total assets, and 4.7% and 12.5%, respectively, of the consolidated total liabilities after elimination of inter-company balances.
Relevant PRC laws and regulations restrict the
VIEs

from transferring a portion of its net assets to the Company in the form of loans and advances or cash dividends. Please refer to Note
16
for disclosure of restricted net assets.

F-1
4

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs included in the Company’s consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows.

	As of December 31,
	2019	2020
	RMB	RMB	US$
Current assets	375,908	558,442	85,585
Non-current assets	1,607,933	1,653,968	253,482

Total assets	1,983,841	2,212,410	339,067

Accrued expenses and other payables	109,934	497,742	76,282
Advance from customers	63,969	87,604	13,426
Deferred revenue	18,947	17,644	2,704
Amounts due to related parties	453	—	—
Inter-company payables	86,275	103,393	15,846

Total current liabilities	279,578	706,383	108,258

Other liabilities	12,383	9,054	1,387
Deferred tax liabilities	7,121	2,677	410

Total non-current liabilities	19,504	11,731	1,797

Total liabilities	299,082	718,114	110,055

Net assets	1,684,759	1,494,296	229,012

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net revenues	673,188	702,040	700,608	107,373
Net income/(loss)	29,099	(848)	23,342	3,577

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net cash (used in)/generated from operating activities	(224,531)	(446,358)	23,147	3,547
Net cash generated from investing activities	131,087	478,513	193,190	29,608
Net cash generated from financing activities	—	—	—	—
The revenue-producing assets that are held by the VIEs comprise of customer relationship
, trademarks, websites, domain names, operating license and servers.
The current assets of the VIEs included amounts due from PRC subsidiaries of RMB149,925 and RMB129,223

(US$19,804), as of December 31, 2019 and 2020, respectively, which were eliminated upon consolidation by the Company. The current liabilities of the VIEs included amounts due to PRC subsidiaries of RMB86,275 and RMB103,393 (US$15,846), as of December 31, 2019 and 2020, respectively, which were eliminated upon consolidation by the Company. There was no pledge or collateralization of the VIEs’ assets and the WFOEs have not provided any financial support that they were not previously contractually required to provide to the VIEs. There were no assets of the VIEs that can only be used to settle their own obligations. Creditors of the VIEs have no recourse to the general credit of the WFOEs, which are the primary beneficiaries of the VIEs.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of accounting
The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).
On February 2, 2021, the Company announced that the following proposed resolution submitted for shareholder approval has been adopted and approved as a special resolution at the Company’s extraordinary general meeting of shareholders: All authorized Class A ordinary shares and Class B ordinary shares are re-designated
and combined into one single class of ordinary shares, and subsequently each ordinary share is subdivided into four shares, effective as of February 5, 2021 (the “Share Subdivision”). As a result of this variation of share capital, the authorized share capital of the Company shall be US$1,000,000,000 divided into 400,000,000,000 ordinary shares of a par value of US$0.0025 each, effective as of February 5, 2021. The Company also announced that, concurrently with the effectiveness of the variation of share capital of the Company, the ratio of ADS to ordinary share will be adjusted to one ADS representing four ordinary shares, beginning on February 5, 2021 (the “ADS Ratio Change”). Accordingly, because the Share Subdivision and ADS Ratio Change are exactly proportionate, the ADS Ratio Change, in and of itself, is neutral in its impact on the per-ADS
trading price of the Company’s ADSs on the New York Stock Exchange (“NYSE”), as the percentage interest in the Company represented by each ADS will not be altered. The number of issued and unissued ordinary shares as disclosed in these consolidated financial statements are prepared on a basis after taking into account the effects of the Share Subdivision and the ADS Ratio Change and have been retrospectively adjusted accordingly.

F-1
5

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
(c) Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Areas where management uses subjective judgment include, but are not limited to identification of performance obligations, standalone selling price for each performance obligation and estimation of variable consideration represented by sales rebates related to revenue transactions, initial valuation of the assets acquired and liabilities assumed in a business combination, fair value measurement of short-term investments, depreciation or amortization of long-lived assets and intangible assets, subsequent impairment assessment of long-lived assets, intangible assets, goodwill, other non-current
assets and long-term investments, provision for expected credit loss of accounts receivable, accounting for deferred income taxes accounting for the share-based compensation, and capitalization of self-developed software. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.
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
(e) Convenience Translation
Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.5250 on December 31, 2020 in the City of
New
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

F-1
6

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
(h) Restricted Cash

and Consolidated Statement of Cash Flows
Restricted cash primarily represents cash deposits in a regulatory escrow account related to insurance brokerage services and application for the credit lines from bank.

The following table provides a reconciliation of the amount of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets to the total of the same such amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Amounts shown in Consolidated Balance Sheets:
Cash and cash equivalents	211,970	1,988,298	1,751,222	268,387
Restricted cash	5,000	5,200	17,926	2,747

Total cash, cash equivalents and restricted cash as shown in Consolidated Statements of Cash Flows	216,970	1,993,498	1,769,148	271,134

(i) Fair Value Measurements of Financial Instruments
Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, prepaid expenses and other current assets excluding prepayments and staff advances, other non-current
assets excluding operating lease
right-of-use
assets
,
 accrued expenses and other payables, and amounts due to related parties. The carrying values of these financial instruments excluding other non-current
assets approximated their fair values due to the short-term maturity of these instruments.
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

F-1
7

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

Category	Estimated useful life
Trademarks	3-15 years
Technologies	5 years
Customer relationship	5 years
Websites	4 years
Domain names	4-10 years
Database	5 years
Licensing agreements	1.75 years
Insurance brokerage license	4 years
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
(m) Goodwill
Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2019 and 2020 were related to its acquisition of Cheerbright, China Topside and Norstar in June 2008, and its acquisition of TTP in December 2020. In accordance with ASC 350,
Goodwill and Other Intangible Assets
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

F-1
8

Management has determined that the Group represents the lowest level within the entity at which goodwill is monitored for internal management purposes. Starting from January 1, 2020, the Group adopted ASU
2017-04,
which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss. Management evaluated the recoverability of goodwill by performing a qualitative assessment before using a two-step
impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more-likely-than-not
that the fair value of the reporting unit is in excess of its carrying amount as of December 31, 2019 and 2020. Therefore, no impairment loss was recorded for the years ended December 31,
2018,
2019 and 2020. At December 31, 2019 and 2020, goodwill was RMB1,504,278 and RMB4,071,391 (US$623,968), respectively.
If the Group reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, goodwill is reassigned based on the relative fair value of each of the affected reporting units.
(n) Other
non-current
assets
Other
non-current
assets as of December 31, 2019 are primarily comprised of an investment in TTP in the form of a three year convertible bond (“Convertible Bond”) with an annual 8% compound interest rate, in an aggregate principal amount of US$100,000. Concurrently with the issuance of Convertible Bond, the Company was granted the right (not the obligation) to purchase an additional 8.0% convertible bond in an aggregate principal amount of US$65,000 (“Warrant”), to be issued by TTP upon the Company’s request from time to time, within three years after the consummation of transaction in June 2018. On or prior to the maturity date, which is June 11, 2021 unless extended otherwise, any or all of the outstanding principal under the bond is
automatically convertible into preferred shares of TTP subject to certain conditions, or optionally convertible into preferred shares of TTP at the Company’s discretion.
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
According to ASC
310-10-35,
a loan receivable should be evaluated for impairment at each reporting period. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. All amounts due according to the contractual terms means that both the contractual interest payments and the contractual principal payments of a loan will be collected as scheduled in the loan agreement. Upon adoption of Accounting Standards Update
No. 2016-13,
“Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC 326”) starting from January 1, 2020, the Company establishes current expected credit losses (“CECL”) model for a loan receivable. Based upon the Company’s assessment of various factors, including historical experience, credit ratings of similar debt instruments,
and the expectation of future economic conditions, the Company determined there was no cumulative effect from the adoption of ASC 326 as of January 1, 2020. No credit loss was recorded for the year ended December 31, 2020.
As of December 31, 2020, the Company has completed the acquisition of TTP, and Convertible Bond and Warrant have been eliminated in the consolidated financial statements.
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

F-1
9

(p) Revenue Recognition and Accounts Receivable
The Group accounts for revenue in accordance with the ASU
No. 2014-09, “Revenue
from Contracts with Customers (Topic 606)” (“ASC 606”). ASC 606 permits entities to apply one of two methods: retrospective or modified retrospective, since first adoption on January 1, 2018. ASC 606 was adopted on January 1, 2018 using the modified retrospective method. Results for the years ended December 31, 2018, 2019 and 2020 are presented under ASC 606. The adoption changed the presentation of value-added-tax on gross basis to net basis and there was no adjustment to the beginning retained earnings on January 1, 2018. The Group’s revenues are derived from media services, leads generation services and online marketplace and others. Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The recognition of revenue involves certain management judgments including identification of performance obligations, standalone selling price for each performance obligation, estimation of variable consideration represented by sales rebates, etc. The Group provides rebates to agency companies based on cumulative annual advertising and service volume, and timeliness of their payments, which are accounted for as variable consideration. The Group estimate its obligations under such agreements by applying the most likely amount method, based on an evaluation of the likelihood of the agency companies’ achievement of the advertising and service volume targets, and the timeliness of their payments, after taking into account the agency companies’ purchase trends and history. A refund liability (included in accrued expenses and other payables) is recognized for expected sales rebates payable to agency companies in relation to advertising services provided. The Group recognizes revenue for the amount of fees it receives from its clients, after deducting these sales rebates, and net of VAT collected from customers. The Group believes that there will not be significant changes to its estimates of variable consideration and updates the estimate at each reporting period as actual utilization becomes available.
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

Online marketplace and others
Online marketplace and others revenue primarily consist of revenues related to data products, new car and used car marketplace, auto-financing business, and others. For the data products, the Group provides data analysis reports and data-driven products and solutions for the automakers and dealers and recognizes revenue at a point in time upon the delivery of reports or over the period of the consumption or utilization of data-driven products and solutions by the automakers and dealers. For the new car and used car marketplace, and auto-financing business, the Group provides platform-based services including facilitation of transactions, transaction-oriented marketing solutions, generation of sales leads and facilitation of transactions as an insurance brokerage service provider. For the new car marketplace, the Group also acts as the platform for users to review automotive-related information, purchase coupons offered by automakers for discounts and make purchases to complete the transaction. For the used car platform, the Group acts as a used car consumer-to-business-to-consumer,
or C2B2C, transaction system that facilitates the used car transaction between the sellers and buyers and charge the service fee per each sale. For the auto-financing business, the Group provides a platform which serves as a bridge to match users and automobile sellers that have auto financing needs with the Group’s cooperative financial institutions that offer a variety of products covering merchant loans, consumer loans, leases and insurance services. The auto-financing service fee is charged on a per sale or lead basis. The service fee is recognized at a point in time when the relevant information is displayed, marketing solution package is delivered, when the sales leads are delivered or upon the successful facilitation of transaction.
Contract Balances and Accounts Receivable
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
Non-refundable
payments in advance of revenue recognition are recorded as deferred revenue and recognized as revenue along with the fulfillment of performance obligations. Deferred revenue is primarily related to the advanced payment related to dealer subscription services and used car listings under leads generation services. The beginning balance of deferred revenue of RMB1,370,953 (US$210,108) was fully recognized as revenue for the year ended December 31, 2020. There is no significant change in contract liability balance for the year ended December 31, 2020.
Accounts receivable are carried at net realizable value. Prior to the adoption of ASC 326, an allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. On January 1, 2020, the Group adopted Accounting Standards Update
No. 2016-13,
Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”) using the modified retrospective transition method. ASC 326 replaces the existing incurred loss impairment model with a forward-looking current expected credit loss (“CECL”) methodology. The Group has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The cumulative effect from the adoption as of January 1, 2020 was immaterial to the consolidated financial statements. An accounts receivable balance is written off after all collection effort has ceased.
Practical Expedients and Exemptions
The
Group
has elected to use the practical expedient to not disclose the remaining performance obligations for contracts that have durations of one year or less. The
Group
does not have significant remaining performance obligations in excess of one year. For the remaining performance obligations as of December 31, 2020, most of them are to be recognized within a year.
The revenue standard requires the Group to recognize an asset for the incremental costs of obtaining a contract with a customer if the benefit of those costs is expected to be longer than one year. The Group has determined that sales commission for sales personnel meet the requirements of capitalization. However, the Group applies a practical expedient to expense these costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.

(q) Cost of Revenues
Cost of revenues primarily consist of bandwidth and internet data center fees, depreciation of the Group’s long-lived assets, amortization of acquired intangible assets, tax surcharges, content-related costs and cost of sales. Content-related costs primarily comprise of salaries and benefits for employees directly involved in revenue generation activities, cost related to content generation and acquisition and execution cost and other overhead expenses directly attributable to the provision of the media services, leads generation services and online marketplace and others.
(r) Advertising Expenditures
Advertising expenditures which amounted to RMB1,047,160, RMB1,649,660 and RMB1,795,330 (US$275,146) for the years ended December 31, 2018, 2019 and 2020, respectively, are expensed as incurred and are included in sales and marketing expenses.
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
non-current
portion of RMB54,596).

The amount of the operating lease right-of-use assets of RMB184,849 over the operating lease liabilities of RMB176,376 recognized on January 1, 2019 was credited to prepaid expenses and other current assets on the consolidated balance sheet as of January 1, 2019.
The Group determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. The Group has operating leases for office buildings and data centers and has no finance leases as of December 31, 2019 and 2020. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.
As the Group’s leases do not provide an implicit rate, an incremental borrowing rate is used based on the information available at commencement date, to determine the present value of lease payments. The incremental borrowing rates approximate the rate the Group would pay to borrow in the currency of the lease payments for the weighted-average life of the lease.
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

As of December 31, 2019 and 2020, the Group recognized the following items related to operating lease in its consolidated balance sheets.

		As of December 31,
		2019	2020
		RMB	RMB	US$
	Classification in Consolidated Balance Sheets
Operating lease ROU assets	Other non-current assets	81,055	209,339	32,083
Operating lease liabilities, current portion	Accrued expenses and other payables	52,781	112,094	17,178
Operating lease liabilities, non-current portion	Other liabilities	23,067	90,614	13,887
Lease cost recognized in the Group’s consolidated statements of comprehensive income is summarized
as follows:

		Year ended December 31,
		2019	2020
		RMB	RMB	US$
	Classification in Consolidated Statements of Comprehensive Income
Operating lease cost	Cost of revenues and operating expenses	128,507	117,479	18,004
Cost of other leases with terms less than one year	Cost of revenues and operating expenses	38,229	66,253	10,154

Maturities of operating lease liabilities as of December 31, 2019 and 2020 are as follows
:

	As of December 31,
	2019	2020
	RMB	RMB	US$
2020	54,091	—	—
2021	19,963	120,527	18,472
2022	4,719	87,260	13,373
2023	—	17,596	2,697
2024	—	1,005	154
2025	—	200	31

Total lease payments	78,773	226,588	34,727

Less imputed interest	(2,925)	(23,880)	(3,662)

Total	75,848	202,708	31,065

As of December 31, 2020, the Gr
o
up’s weighted-average remaining lease term was 1.76 years, and weighted-average discount rate was 7.28%.
As of December 31, 2020, the Group does not have any significant operating or finance leases that have not yet commenced. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.
The Group leased office space and data centers from its related party, Ping An Group for a total amount of RMB72,185 and RMB119,855 (US$18,369) for the year
s
ended December 31, 2019 and 2020
, respectively.
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
220-10,
Comprehensive Income: Overall
requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income includes foreign currency translation adjustments and is presented in the consolidated statements
of comprehensive income. There have been no reclassifications out of accumulated other comprehensive income to net income for the years presented.
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
Reporting
: Overall
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
(z) Employee Benefits
The full-time employees of the Company’s PRC subsidiaries and VIEs are entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total expenses for the employee benefits plans were RMB319,491, RMB344,829 and RMB241,951 (US$37,081) for the years ended December 31, 2018, 2019 and 2020, respectively.

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
(bb) Other income, net
Commencing in 2018 with the adoption of the new revenue accounting standard, VAT refunds are presented as a component of other income, net. For Beijing Prbrownies Software Co., Ltd., Chengdu Prbrownies Software Co., Ltd. and Tianjin Autohome Data Information Technology Co., Ltd., they are subject to 13% VAT (or 16% VAT before April 1, 2019 and 17% before May 1, 2018) for the dealer subscription services and other services, which were sold in the form of software products. Since November 2014, December 2016 and January 2020, respectively, Beijing Prbrownies Software Co., Ltd., Chengdu Prbrownies Software Co., Ltd. and Tianjin Autohome Data Information Technology Co., Ltd. are entitled to an immediate 10% VAT (or 13% before April 1, 2019 and 14% before May 1, 2018) refund, which is a refund in excess of 3% VAT on the total VAT payable, after their registration of software products with relevant authorities and obtaining a refund approval from the local tax bureau.

For the years ended December 31, 2018, 2019 and 2020, RMB289,326, RMB293,008 and RMB218,412 (US$33,473) of VAT refunds were recorded as other income, net.
Other income, net also includes government grants, which primarily represent subsidies and tax refunds for operating a business in certain jurisdictions and fulfilment of specified tax payment obligations. These grants are not subject to any specific requirements and are recorded when received. For the years ended December 31, 2018, 2019 and 2020, RMB45,190, RMB147,694 and RMB210,022 (US$32,187) of government grants were recorded as other income, net.
(cc) Commitment and contingencies
From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

(dd)
Business
Combinations
The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805,
Business Combinations
. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Group to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive loss.
In a business combination achieved in stages, the Group
re-measures
the previously held equity interest in the acquiree when obtaining control at its acquisition date fair value and the re-measurement
gain or loss, if any, is recognized in the consolidated statements of comprehensive income.
For the Company’s majority-owned subsidiaries and consolidated VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. When the noncontrolling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the noncontrolling interests are classified as mezzanine equity. Consolidated net income on the consolidated statements of comprehensive income includes the net income/loss attributable to noncontrolling interests and mezzanine equity holders when applicable.
(ee) Recent Accounting Pronouncements
In December 2019, the FASB issued ASU
2019-12,
“
Simplifying the Accounting for Income Taxes
” to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Company has finalized its analysis and does not expect this ASU to have a material impact on the consolidated financial statements.
In January 2020, the FASB issued ASU
2020-01,
“
Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815
”, which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard and does not expect this ASU to have a material impact on the consolidated financial statements.
(ff) Concentration of Risk
Credit risk
Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. As of December 31, 2019 and 2020, cash and cash equivalents, restricted cash and short-term investments altogether amounting to RMB12,800,310 and RMB14,647,324 (US$2,244,801), respectively, were deposited with various major reputable financial institutions located in the PRC and international financial institutions outside of the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the creditworthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. The Group continues to monitor the financial strength of these financial institutions.

Accounts receivable are typically unsecured and
derived
from revenue earned from customers, which are exposed to credit risk. The risk is mitigated by the Group’s assessment of its customers’ creditworthiness and its ongoing monitoring process of outstanding balances. The Group maintains reserves for allowance of doubtful accounts and these allowances have generally been within expectations. There were no customer and one customer that individually represented greater than 10% of the total accounts receivable as of December 31, 2019 and 2020.
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
There were
 no customer,
no
customer and no customer that individually represented greater than

10
% of the total net revenues for the years ended December
31
,
2018
,
2019
and
2020
, respectively.
Currency convertibility risk
The Group transacts majority of its business in RMB, which is not freely convertible into foreign currencies. According to the relevant regulations in the PRC, all foreign exchange transactions are required to take place either through the People’s Bank of China (“PBOC”) or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Most of the cash and cash equivalents and short-term investments held by PRC subsidiaries and the VIEs are denominated in RMB, while a portion of cash and cash equivalents and short-term investments held by PRC subsidiaries and the VIEs are denominated in US$. Cash distributed outside of the PRC by PRC subsidiaries and the VIEs are subject to PRC dividend withholding tax.
Foreign Currency exchange rate risk
Since July 21, 2005, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There was depreciation of 5.4%, depreciation of 1.2%, and appreciation of 6.7% for the years ended December 31, 2018, 2019 and 2020, respectively. Any significant appreciation or depreciation of the RMB may materially and adversely affect the Group’s earnings and financial position, and the value of, and any dividends payable on, the Company’s ADSs in U.S. dollars. For example, to the extent that the Group need to convert U.S. dollars it received from its initial public offering into RMB to pay its operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount it would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Group’s earnings, which in turn could adversely affect the price of ADSs.

3.	FAIR VALUE MEASUREMENT
Assets measured at fair value on a recurring basis

	Fair Value Measurement at December 31, 2020 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2020
	RMB	RMB	RMB	RMB	US$
Cash equivalents
Time deposits	—	268,634	—	268,634	41,170
Short-term investments
Term deposits	—	7,286,100	—	7,286,100	1,116,644
Adjustable-rate financial products	—	5,592,076	—	5,592,076	857,023
Restricted cash	—	17,926	—	17,926	2,747

	—	13,164,736	—	13,164,736	2,017,584

	Fair Value Measurement at December 31, 2019 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2019
	RMB	RMB	RMB	RMB
Cash equivalents
Time deposits	—	738,112	—	738,112
Short-term investments
Term deposits	—	2,577,905	—	2,577,905
Adjustable-rate financial products	—	8,228,907	—	8,228,907
Restricted cash	—	5,200	—	5,200
Other non-current assets
Warrant	—	—	31,393	31,393

	—	11,550,124	31,393	11,581,517

Other financial instruments
The followings are other financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.
Financial assets including accounts receivable, amounts due from related parties
,
prepaid expenses and other current assets excluding prepayments and staff advances, and other non-current

assets excluding operating lease

right-of-use assets and warrant
are not measured at fair value in the consolidated balance sheets, and the carrying values approximated fair value due to their short-term maturity. Financial liabilities including accrued expense and other payables, and amounts due to related parties are also not measured at fair value in the consolidated balance sheets, and the carrying values approximated fair value due to their short-term maturity.
Assets and liabilities measured at fair value on a
non-recurring
basis
The Group measures certain assets, including long-term investments, goodwill and intangible assets, at fair value on a non-recurring
basis when they are deemed to be impaired (Level 3). The fair values of these assets are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge to these investments is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

F-
28

4.	ACCOUNTS RECEIVABLE, NET
Accounts receivable and allowance for doubtful accounts consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Accounts receivable	3,265,475	3,252,396	498,451
Allowance for doubtful accounts	(33,989)	(128,199)	(19,647)
Total	3,231,486	3,124,197	478,804

As of December 31, 2019 and 2020, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	Year ended December 31,
	2019	2020
	RMB	RMB	US$
Beginning balance	3,589	33,989	5,209
Additions charged to bad debt expense	37,141	104,434	16,005
Reversal	(465)	(8,751)	(1,341)
Write off	(6,276)	(1,473)	(226)
Ending balance	33,989	128,199	19,647

The Group recognized additions to allowance for doubtful accounts amounting to RMB2,215, RMB36,676 and RMB95,683 (US$14,664) within general and administrative expenses, for the years ended December 31, 2018, 2019 and 2020, respectively
, part of the additions to allowance for doubtful accounts for the year ended December 31, 2020 are in response to the deteriorating financial position of certain
 automaker customers.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Prepayments (a)	216,809	299,154	45,847
Rental and other deposits	19,329	10,867	1,665
Interest receivable	18,269	114,726	17,583
Staff advances	4,040	2,070	317
Receivables from third-party payment platform	10,348	86,777	13,299
Other receivables	33,490	49,588	7,600

	302,285	563,182	86,311

(a)	Prepayments primarily include prepaid VAT and surcharges, prepaid promotional expenses and service fee.

6.	TAXATION
Enterprise income tax
Cayman Islands
The Company and its subsidiaries are incorporated in the Cayman Islands and conduct substantially all of its business through its PRC subsidiaries and VIEs. Under the current laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. In addition, upon payments of dividends by these entities to their shareholders, no Cayman Islands withholding tax will be imposed.

F-2
9

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
Hong Kong
Autohome (Hong Kong) Limited, Autohome Media, Autohome
E-commerce
Hong Kong Limited, Autohome Link Hong Kong Limited and Autohome Financing Hong Kong Limited (deregistered in 2020) were incorporated in Hong Kong. Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. On April 1, 2018, a two-tiered
profits tax regime was introduced. The profits tax rate for the first HK$2 million of profits of corporations is lowered to 8.25%, while profits above that amount continue to be subject to the tax rate of 16.5%. For 2018, 2019 and 2020, save for the tax payment made by Autohome Financing Hong Kong Limited in relation to the disposal of Shanghai Youcheyoujia Financing Co., Ltd. as its
25% shareholder,
the

C
ompany
did not make any other provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong during these periods except for the abovementioned investment disposal gain. Under the Hong Kong tax law, the

Company’s

subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no
withholding taxes in Hong Kong on remittance of dividends.
The PRC
Autohome WFOE, Chezhiying WFOE, Beijing Autohome Technologies Co., Ltd., or Beijing Autohome Technologies, Beijing Prbrownies

Software Co., Ltd.
and Beijing Kemoshijie Technology Co., Ltd. are recognized as
“High-New
Technology Enterprise” (“HNTE”) and are eligible for a 15% preferential tax rate effective through 2021, 2020, 2020, 2020 and 2020, respectively, upon the completion of their filings with the relevant tax authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China. Three HNTEs, Autohome WFOE, Beijing Autohome Technologies and Beijing Prbrownies

Software Co., Ltd.
, further enjoy a more preferential enterprise tax rate of 10% as they are accredited as key software enterprises (“KSE”) under the relevant PRC laws and regulations as well, which tax rate will continue to apply for so long as each of them maintains their respective key software enterprise status during each relevant tax year.
Chengdu Prbrownies Software Co., Ltd., or Chengdu Prbrownies, is recognized as a software enterprise (“SE”) and could be exempt from income tax for the tax year of 2017 and 2018, followed by a 50% reduction in the statutory income tax rate of 25% for the years of 2019, 2020 and 2021 provided that it maintains its status as a SE during each relevant tax year. In the meanwhile, Chengdu Prbrownies further enjoy a more preferential enterprise tax rate of 10% as it is accredited as KSE for the year of 2020.
Chezhiying WFOE, Hainan Chezhiyitong Information Technology Co., Ltd. and Tianjin Autohome Data Information Technology Co., Ltd. are recognized as SE and could be exempt from income tax for the tax year of 2019 and 2020, followed by a 50% reduction in the statutory income tax rate of 25% for the years of 2021, 2022 and 2023 provided that it maintains its status as a SE during each relevant tax year.
Pursuant to the Circular on Income Tax Policies for Further Encouraging the Development of Software Industry and Integrated Circuit Industry jointly issued by the State Administration of Taxation and the MOF on April 20, 2012, and the Circular on Issues concerning Preferential Enterprise Income Tax Policies for Software and Integrated Circuit Industries jointly issued by the Ministry Of Finance, the State Administration of Taxation, the National Development and Reform Commission and the Ministry of Industry and Information Technology on May 4, 2016, eligible software enterprises which pass annual review and filing by the relevant tax authorities can enjoy exemption of enterprise income tax for the first and second year as calculated from the profit making year or no later than December 31, 2017 if no profit is made prior to that date, and thereafter enjoy half of the statutory rate of 25% for the third through fifth year thereafter until the expiration of the preferential period. As each of Beijing Prbrownies

Software Co., Ltd.
, Autohome WFOE and Beijing Autohome Technologies, has further registered as a key software enterprise in 2018 and 2019, it enjoyed a reduced enterprise income tax of 10% for tax year of 2017 and 2018. Going forward, if any of Autohome WFOE, Beijing Autohome Technologies and Beijing Prbrownies

Software Co., Ltd

fails to complete the filing and registration with the relevant tax authorities, it will no
longer enjoy the preferential tax rate, and the applicable enterprise income tax rate may increase to up to
15
% as an HNTE if it still maintains the HNTE qualification, or up to
25
% if it loses the HNTE qualification. If Chengdu Prbrownies fails to maintain its software enterprise qualification, it will automatically forfeit the respective preferential tax treatment described above.

Except for the above-mentioned entities, the Company’s remaining PRC subsidiaries and all the VIEs were subject to enterprise income tax at a rate of 25% for 2018, 2019 and 2020.
The management subsequently assessed and concluded that uncertain preferential tax rates for certain subsidiaries were able to be realized in the fourth quarter of 2020 and a reversal of RMB
331,952
(US$
50,874)
was recorded in the fourth quarter of 2020
, composed of current income tax expense of RMB
371,826
(US$
56,985)
and deferred income tax benefit of RMB
39,874
(US$
6,111)
. A reversal of RMB
117,470
and RMB
150,714
was also recorded in the fourth quarter of 2018 and 2019, each composed of current income tax expense of RMB
118,996
and deferred income tax benefit of RMB
1,526
, current income tax expense of RMB
151,645
and deferred income tax benefit of RMB

.
The basic earnings per share effects related to the preferential tax rate were RMB0.80, RMB0.68 and RMB0.97 (US$0.15)
after taking into account the effects of the Share Subdivision as detailed in Note 2(a) for the years ended December 31, 2018, 2019 and 2020, respectively.
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
The Group had minimal operations in jurisdictions other than the PRC. Income/(loss) before income tax expense consists of:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
PRC	3,197,471	3,647,316	3,770,148	577,800
Non - PRC	43,950	53,690	(101,636)	(15,578)

	3,241,421	3,701,006	3,668,512	562,222

The income tax expense is comprised of:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Current	275,779	355,398	283,372	43,429
Deferred	102,111	144,963	(22,427)	(3,437)

	377,890	500,361	260,945	39,992

F-
31

The reconciliation of income tax expense for the years ended December 31, 2018, 2019 and 2020 is as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Income before income tax expense	3,241,421	3,701,006	3,668,512	562,222
Income tax expense computed at PRC statutory tax rates (25%)	810,355	925,253	917,128	140,556
Non-deductible expenses	49,117	27,333	22,063	3,381
Research and development expenses super-deduction	(89,796)	(194,000)	(225,715)	(34,592)
Change in valuation allowances	(15,285)	16,420	(5,285)	(810)
Outside basis difference	8,481	(7,727)	142	22
Effect of international tax rate difference	(10,988)	(14,440)	8,682	1,331
Effect of preferential tax rate	(373,994)	(323,534)	(463,819)	(71,083)
Effect of withholding tax on dividend	—	71,056	76,610	11,741
Other adjustments (Note)	—	—	(68,861)	(10,554)

Income tax expense	377,890	500,361	260,945	39,992

Note: This amount represents tax savings relating to share-based compensation exercised in 2019, which can be deducted when the Company did tax filing according to income tax guidance adopted in 2020.
Deferred tax
The significant components of deferred taxes are as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Deferred tax assets
Allowance for doubtful accounts	7,592	22,343	3,424
Accrued staff cost and expenses	12,669	42,091	6,451
Deferred revenue	11,051	11,214	1,719
Tax losses (Note)	52,411	404,178	61,943
VAT refund	351	2,032	311
Less: Valuation allowances	(56,292)	(402,197)	(61,639)

Total deferred tax assets	27,782	79,661	12,209

Deferred tax liabilities
Identifiable intangible assets arising from acquisition	—	63,570	9,743
Intangible assets and internally-developed software	15,691	39,306	6,024
Outside basis difference and others	451,740	452,023	69,275
Withholding income tax	71,056	76,610	11,741

Total deferred tax liabilities	538,487	631,509	96,783

Note: Upon the acquisition of TTP on December 31, 2020, the Group recorded deferred tax assets due to tax losses and related valuation allowance by approximately RMB
355,730
 (US$
54,518
) and RMB
355,730
 (US$
54,518
), respectively.
In assessing the realizability of deferred tax assets, the Group has considered whether it is more-likely-than-not
that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Group records a valuation allowance to reduce deferred tax assets to a net amount that management believes is more-likely-than-not
of being realizable based on the weight of all available evidence. The Company recorded valuation allowances against the deferred tax assets of eleven and eight PRC subsidiaries and VIEs as of December 31, 2019 and 2020, respectively, due to the cumulative tax loss positions and insufficient forecasted future taxable income.
As of December 31, 2020, the Group had net operating losses of approximately RMB1,618,888 (US$248,105), which can be carried forward to offset taxable income. The net operating loss will start to expire in 2021 if not utilized.

Deferred tax liabilities arising from undistributed earnings
The Enterprise Income Tax Law also imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIEs”) to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China. As of December 31, 2020, the Group has no such qualified subsidiary, dividends are subject to a withholding tax rate of 10%.
On November 4, 2019, the Company’s board of directors approved an annual cash dividend policy. Under the policy, starting from 2020, the Company will declare and distribute a recurring cash dividend at an amount equivalent to approximately
20
% of the Company’s net income in the previous fiscal year. In 2019 and 2020, the Company accrued RMB
71,056
and RMB
76,610
of deferred income tax expenses associated with the expected cash dividend payment, respectively.
As of December 31, 2019 and 2020, the total amount of undistributed earnings from the Company’s PRC subsidiaries and VIEs that are considered to be permanently reinvested was RMB11,061,788 and RMB13,674,190 (US$1,964,174), respectively. As of December 31, 2019 and 2020, determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical.
Unrecognized tax benefits
As of December 31, 2019 and 2020, the Company recorded an unrecognized tax benefit of RMB22,467 and RMB17,805 (US$2,729), respectively, of which nil and nil, respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. This represents the difference between the amount of benefit recognized in the statement of financial position and the amount taken or expected to be taken in a tax return. It is possible that the amount of uncertain tax position will change in the next twelve months, however, an estimate of the range of the possible outcomes cannot be made at this time. As of December 31, 2019 and 2020, unrecognized tax benefits of RMB8,436 and RMB3,198 (US$490), respectively, if ultimately recognized, will impact the effective tax rate.
A roll-forward of unrecognized tax benefits is as follows:

	Year ended December 31,
	2019	2020
	RMB	RMB	US$
Beginning balance	11,659	8,436	1,293
Additions based on tax positions related to current year	—	—	—
Decreases based on tax positions related to prior years	(3,223)	(5,238)	(803)

Ending balance	8,436	3,198	490

During the years ended December 31, 2018, 2019 and 2020, the Company recorded late payment interest expense of nil, nil and

nil, and penalties of

nil, nil

and nil, respectively, as part of income tax expense. As of December 31,2019 and 2020, the Company recorded RMB14,031 and RMB11,049 (US$1,693) for late payment interest expense, and nil and nil for penalties.
The tax years ended December 31, 2016 through 2020 for the Company’s PRC subsidiaries and VIEs remain subject to examination by the PRC tax authorities.

7.	PROPERTY AND EQUIPMENT, NET
Property and equipment consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
At cost:
Electronic equipment	525,545	647,271	99,199
Office equipment	2,057	5,841	895
Motor vehicles	4,583	7,071	1,084
Software	134,393	305,552	46,828
Leasehold improvements	46,053	96,211	14,745

	712,631	1,061,946	162,751
Less: Accumulated depreciation	(430,858)	(651,865)	(99,903)

	281,773	410,081	62,848

Depreciation expense was RMB90,270, RMB106,941 and RMB158,229 (US$24,250) for the years ended December 31, 2018, 2019 and 2020, respectively.

8.	INTANGIBLE ASSETS, NET
The following tables present the Group’s intangible assets with definite lives as of the respective balance sheet dates:

	December 31, 2020
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB	US$
Technologies	202,100	—	202,100	30,973
Trademarks	175,309	(56,993)	118,316	18,133
Customer relationship	46,900	(5,600)	41,300	6,330
Websites	27,000	(27,000)	—	—
Domain names	2,237	(2,012)	225	34
Database	73,500	—	73,500	11,264
Licensing agreements	2,870	(2,579)	291	44
Insurance brokerage license	28,133	(23,444)	4,689	719

	558,049	(117,628)	440,421	67,497

	December 31, 2019
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB
Trademarks	68,380	(52,439)	15,941
Customer relationship	9,050	(9,050)	—
Websites	27,000	(27,000)	—
Domain names	2,023	(1,940)	83
Licensing agreements	2,670	(2,670)	—
Insurance brokerage license	28,133	(16,411)	11,722

	137,256	(109,510)	27,746

The Group obtained insurance brokerage license in 2017 through acquisition of Shanghai Tianhe Insurance Brokerage Co., Ltd., which was accounted for as asset acquisition. The Company acquired TTP on December 31, 2020 and identified the intangible assets of technologies, trademarks, customer relationship and database (Note 19).
 The intangible assets are amortized using the straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from approximately 1.75 to 15 years. Amortization expense was RMB11,623, RMB11,662 and RMB12,045 (US$1,846) for the years ended December 31, 2018, 2019 and 2020, respectively.

The annual estimated amortization expenses for the acquired intangible assets for each of the next five years are as follows
:

	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB
Amortization expenses	83,475	78,779	76,404	74,095	74,095

9.	LONG-TERM INVESTMENTS
As of December 31, 2019 and 2020, the Company holds several equity investments through its subsidiaries or VIEs, all of which were accounted for under the equity method since the Company can exercise significant influence but does not own a majority equity interest in or control them.

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
The carrying amount of all of the equity method investments was RMB71,664 and RMB70,418 (US$10,792) as of December 31, 2019 and 2020, respectively. The Company excluded the summarized information for these equity method investees as they were insignificant either individually or on an aggregated basis for all the years presented.
No impairment charges associated with the equity method investments were recognized during any of the years presented.

10.	OTHER NON-CURRENT ASSETS
Other
non-current
assets consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Convertible bond (a)	757,864	—	—
Warrant (a)	31,393	—	—
Operating lease right-of-use assets	81,055	209,339	32,083
Others	4,219	49,365	7,564

	874,531	258,704	39,647

(a)
In June 2018, the Company entered into a definitive agreement with TTP, pursuant to which the Company made an investment in TTP in the form of convertible bond, with an annual 8% compound interest rate, in an aggregate principal amount of US$100,000 in cash. The transaction was successfully consummated in June 2018. The Company was granted warrant, not the obligation to purchase an additional 8.0% convertible bond in an aggregate principal amount of US$65 million to be issued by TTP upon the Company’s request from time to time within three years after the consummation of transaction in June 2018. The conversion feature does not meet the definition of derivative and the put option (redemption right) was considered as embedded derivatives that does not meet the criteria to be bifurcated and accounted for together with the convertible bond itself. The warrant for the subscription of additional convertible bond was considered as a freestanding financial instrument and was accounted for at fair value with the change in fair value recognized in earnings. As of December 31, 2020, the convertible bond and warrant, are reclassified as prepaid expenses and other current assets in the Company’s condensed balance sheets as the convertible bond and warrant are due on June 10, 2021. The convertible bond and warrant are eliminated in the consolidated financial statements due to the acquisition of TTP by the Company.

Fair value change of the warrant was RMB11,017, RMB5,442 and RMB15,658 (US$2,400) for the years ended December 31, 2018, 2019 and 2020, respectively
.

To estimate the fair value of the warrant, Black-Scholes Option Pricing Model was used in the valuation, with the following assumptions:

	As of December 31,
	2019	2020
Risk-free interest rate	1.6%	0.14%
Exercise price	US$65,000	US$65,000
Dividend yield	0.00%	0.00%
Expected time to exercise (years)	1.4	0.44
Asset volatility	28.0%	32.0%

11.	ACCRUED EXPENSES AND OTHER PAYABLES
The components of accrued expenses and other payables are as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
VAT and surcharges payable	107,770	85,372	13,084
Payroll and welfare payable	495,711	552,985	84,749
Accrued rebates	683,915	797,218	122,179
Deposit from customers	43,283	22,387	3,431
Accrued expenses	915,978	737,797	113,072
Payable for purchase of fixed assets	23,847	39,852	6,108
Professional service fees	1,969	7,074	1,084
Payable for exercise of share-based awards	15,977	38,217	5,857
Operating lease liabilities - current portion	52,781	112,094	17,178
Others	76,207	184,713	28,309

	2,417,438	2,577,709	395,051

12.	RELATED PARTY TRANSACTIONS

Name of related parties	Relationship with the Group

Ping An and its subsidiaries (“Ping An Group”)	The Company’s controlling shareholder and its subsidiaries
Mango JV	An equity-method investee of the Company’s subsidiary
Shanghai Visionstar	An equity-method investee of the Company’s subsidiary
Yun Chen became the Company’s controlling shareholder in June 2016 and Yun Chen is a subsidiary of Ping An. Therefore Ping An Group became the Company’s related party since then.

During the years ended December 31, 2018, 2019 and 2020, related party transactions were as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Services provided to Ping An Group (a)	473,466	447,010	621,845	95,302
Services provided to other related parties	124	340	—	—

Net revenues from related parties	473,590	447,350	621,845	95,302

Services provided by and assets purchased from Ping An Group (b)	88,658	107,706	156,420	23,972
Services provided by and assets purchased from other related parties	10,415	15,717	5,625	862

Services provided by related parties	99,073	123,423	162,045	24,834

Interest income from Ping An Group	50,968	47,459	63,558	9,741
As of December 31, 2019 and December 31, 2020, balances with related parties were as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Amounts due from related parties, current
Ping An Group (c)	29,489	47,303	7,250
Mango JV	12	—	—

	29,501	47,303	7,250

Amounts due from related parties, non-current
Ping An Group (c)	4,509	18,163	2,784

Amounts due to related parties
Ping An Group (d)	26,155	76,048	11,655
Mango JV	507	14	2
Shanghai Visionstar	9,725	3,833	587

	36,387	79,895	12,244

(a)
The amount represents the commission fee for transaction facilitation service on financial product including loan and insurance products, advertising services and technical services provided to Ping An Group.

(b)	The amount represents rental and property management services, technical services, other miscellaneous services and assets provided by Ping An Group.
(c)
Receivable from Ping An Group primarily consists of deposit in relation to the operating lease and other agreements, service fee receivable, and interest receivable from cash and cash equivalents and short-term investments held at Ping An Group. As of December 31,

2019 and 2020, the Group had cash and cash equivalents and short-term investments and restricted cash
of RMB1,907,217 and RMB3,466,900 (US$ 531,326) at Ping An Group, respectively.

(d)	The outstanding payable to Ping An Group primarily consists of payable for provision of services related to business operation, IDC service fee and other miscellaneous services.

F-3
7

13.	COMMITMENTS AND CONTINGENCIES
Legal proceedings
From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. The Group does not believe that any currently pending legal proceeding to which the Group is a party will have a material effect on its business, balance sheets, or results of operations or cash flows.

14.	COST OF REVENUES

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Content-related costs	441,459	633,042	720,465	110,416
Depreciation and amortization	41,600	31,169	29,889	4,581
Bandwidth and internet data center	105,313	106,146	113,858	17,450
Tax surcharges	231,916	189,935	96,958	14,859

	820,288	960,292	961,170	147,306

15.	ORDINARY SHARES
Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for conversion and voting rights. Each Class B ordinary share is convertible into one Class A ordinary share at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Each Class A ordinary share is entitled to one vote.
As of December 31, 2020, the Company had 479,219,628 issued and outstanding ordinary shares after taking into account the effects of the Share Subdivision as detailed in Note 2(a).

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
Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The Company’s VIEs in the PRC are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Group in the form of loans, advances or cash dividends. As of December 31, 2018, 2019 and 2020, the Company’s PRC subsidiaries and VIEs had appropriated RMB75,929, RMB84,537 and RMB87,759 (US$13,450), respectively, of retained earnings for its statutory reserves.
As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax
income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict the Company’s PRC subsidiaries and VIEs from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2019 and 2020, amounts restricted are the net assets of the Company’s PRC subsidiaries and VIEs, which amounted to RMB13,311,536 and RMB15,734,456 (US$ 2,411,411), respectively.

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation
S-X
Rule
4-08
(e)(3), “General Notes to the Financial Statements” and concluded that it was applicable for the Company to disclose the condensed financial information for the parent company (Note
20
) for the years ended December 31, 2018, 2019 and 2020. For the purposes of presenting parent only financial information, the Company records its investments in its subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries and VIEs” and the profit of the subsidiaries and VIEs is included in “Share of income of subsidiaries and VIEs” in the condensed statements of comprehensive income.
17.	EARNINGS PER SHARE/ADS
Following the Share Subdivision and the ADS Ratio Change as detailed in Note 2(a), each ordinary share was subdivided into four ordinary shares and each ADS represents four ordinary shares. The weighted average number of ordinary shares used for the calculation of basic and diluted earnings per share/ADS for the years ended December 31, 2018, 2019 and 2020 have been retrospectively adjusted.
Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Basic earnings per share:
Numerator:
Net income attributable to Autohome Inc.	2,871,015	3,199,966	3,405,229	521,872
Denominator:
Weighted average ordinary shares outstanding	470,687,884	474,328,384	477,467,268	477,467,268
Basic earnings per share (Note)	6.10	6.75	7.13	1.09

Diluted earnings per share:
Numerator:
Net income attributable to Autohome Inc.	2,871,015	3,199,966	3,405,229	521,872
Denominator:
Weighted average ordinary shares outstanding	470,687,884	474,328,384	477,467,268	477,467,268
Dilutive effect of share-based awards	6,253,632	3,732,604	2,219,112	2,219,112
Weighted average number of shares outstanding-diluted	476,941,516	478,060,988	479,686,380	479,686,380

Diluted earnings per share (Note)	6.02	6.69	7.10	1.09

Earnings per ADS
Net income per ADS – basic (RMB )	24.40	26.99	28.53	4.37
Net income per ADS – diluted (RMB )	24.08	26.77	28.40	4.35
Note: Basic and diluted net income per ordinary share, weighted average number of ordinary shares and the adjustments for dilutive effect of share-based awards have been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on February 5, 2021 as detailed in Note 2(a).
The effects of 636,132, 389,440 and 481,828
stock options (previously 159,033, 97,360 and 120,457 stock options, respectively before the Share Subdivision as detailed in Note 2(a)) were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the years ended December 31, 2018, 2019 and 2020, respectively. The effects of
1,019,316, 714,700 and 90,536
restricted shares (previously 254,829, 178,675 and 22,634 restricted shares, respectively before the Share Subdivision as detailed in Note 2(a)) were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the years ended December 31, 2018, 2019 and 2020, respectively.

18.	SHARE - BASED COMPENSATION
In order to provide additional incentives to employees and to promote the success of the Company’s business, the Company adopted a share incentive plan in 2011 (the “2011 Plan”), a share incentive plan in 2013 (the “2013 Plan”), Amended and Restated 2016 Share Incentive Plan (the “2016 Plan”) and 2016 Share Incentive Plan II (the “2016 Plan II”) in 2016, collectively “the Plans”. The Company may grant share-based awards to its employees, directors and consultants to purchase an aggregate of no more than 31,372,400, 13,400,000, 19,560,000 and 12,000,000 ordinary shares (previously
7,843,100, 3,350,000, 4,890,000 and 3,000,000
ordinary shares, respectively before the Share Subdivision as detailed in Note 2(a)) of the Company under the 2011 Plan, 2013 Plan
, 2016 Plan and 2016 Plan II, respectively. 2011 Plan, 2013 Plan, 2016 Plan and 2016 Plan II were approved by the Board of Directors in May 2011, November 2013, March 2017 and December 2016, respectively. The Plans are administered by the Board of Directors or any of its committees as set forth in the Plans. For share options and restricted shares with service condition or performance condition granted under the Plans, majority are subject to vesting schedules of approximately four years with 25% of the awards vesting each year and have a contractual term of ten years.
Following the Share Subdivision and the ADS Ratio Change that became effective on February 5, 2021 as detailed in Note 2(a), each ordinary share was subdivided into four ordinary shares and each ADS represents four ordinary shares.
Pro-rata
adjustments have been made to the number of ordinary shares underlying each share option and restricted share granted, so as to give the participants the same proportion of the equity that they would have been entitled to prior to the Share Subdivision. Prior to February 5, 2021, one ordinary share was issuable upon the exercise of one outstanding share option or the vesting of one outstanding restricted share, respectively. Subsequent to the Share Subdivision, four ordinary shares are issuable upon the exercise of one outstanding share option or the vesting of one outstanding restricted share, respectively. The Share Subdivision has no impact on the number of share options, the number of restricted shares, the weighted average exercise price per share option and the weighted average grant date fair value per restricted share as stated below.
Share options
The following table summarizes the Company’s employee share option activity under the share option plans:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding, January 1, 2020	877,393	45.30	34.14	7.61	30,729
Granted	130,548	84.59	40.52
Exercised	(460,222)	33.15
Forfeite d	(35,929)	51.56

Outstanding, December 31, 2020	511,790	63.83	41.10	7.54	18,910

Vested and expected to vest at December 31, 2020	489,476	62.24	41.00	7.40	18,296

Exercisable as of December 31, 2020	201,517	47.43	35.87	6.36	10,518

The aggregate intrinsic value in the table above is calculated as the difference between the exercise price of the underlying awards and US$99.62, the closing stock price of the Company’s ordinary shares on December 31, 2020. The weighted-average grant-date fair value of options granted during the years ended December 31, 2018, 2019 and 2020 was US$52.60, US$45.26 and US$40.52, respectively. The total grant date fair value of options vested during the years ended December 31, 2018, 2019 and 2020 was RMB63,708, RMB79,197 and RMB58,092 (US$8,903), respectively. Total intrinsic value of options exercised during the years ended December 31, 2018, 2019 and 2020 was RMB189,564, RMB178,577 and RMB170,374 (US$26,111), respectively.
The aggregate fair value of the outstanding options at the grant dates were determined to be RMB137,253 (US$21,035) and such amount shall be recognized as compensation expenses using the straight-line method for all employee share options granted with graded vesting. As of December 31, 2020, there was RMB62,483 (US$9,576) of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested share-based awards which are expected to be recognized over a weighted-average period of 2.16 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

Restricted shares
Restricted shares activity for the year ended December 31, 2020 was as follows:

	Number of options	Weighted average grant date fair value
Outstanding, January 1, 2020	1,005,290	65.73
Granted	467,115	85.44
Vested	(417,998)	53.07
Forfeited	(201,076)	61.48

Outstanding, December 31, 2020	853,331	79.88

Expected to vest, December 31, 2020	655,199	79.47

The weighted average grant-date fair value of restricted shares granted during the years ended December 31, 2018, 2019 and 2020 was US$91.00, US$85.30 and US$85.44, respectively, which was derived from the fair value of the underlying ordinary shares. The total grant date fair value of restricted shares vested during the years ended December 31, 2018, 2019 and 2020 was RMB106,563, RMB141,227 and RMB144,757 (US$22,185). The aggregate fair value of the outstanding restricted shares at the grant dates were determined to be RMB444,796 (US$68,168) and such amount shall be recognized as compensation expense using the straight-line method for all restricted shares granted with graded vesting. As of December 31, 2020, there was RMB257,855

(US$39,518) of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested restricted shares which are expected to be recognized over a weighted-average period of 2.74 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

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
The Company calculated the estimated fair value of the share-based awards on the respective grant dates using the binomial option pricing model with the following assumptions:

	2018	2019	2020
Fair value of ordinary share	US$63.91-US$98.31	US$87.39	US$77.32-US$94.46
Risk-free interest rates	2.42%-3.09%	1.96%	0.62%-1.92%
Expected exercise multiple	2.2-2.8	2.2	2.2-2.8
Expected volatility	52%-60%	53%	52%-53%
Expected dividend yield	0.00%	0.00%	1.00%
Weighted average fair value per option granted	US$40.71-US$78.09	US$45.26	US$30.00-US$44.69
Share-based compensation expenses relating to options and restricted shares granted to employees recognized for the years ended December 31, 2018, 2019 and 2020 is as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cost of revenues	16,112	15,508	21,372	3,276
Sales and marketing expenses	61,599	46,081	40,103	6,146
General and administrative expenses	55,992	62,884	55,868	8,562
Product development expenses	68,622	79,535	93,863	14,385

	202,325	204,008	211,206	32,369

19.	ACQUISITIO N
In October 2020, the Company entered into a definitive agreement with TTP, an auction platform for used cars in China. Pursuant to the agreement, the Company committed to make an investment in TTP through subscription of preferred shares of TTP for an aggregate purchase price of US$168 million, including (i) the first closing transaction of US$143 million in exchange for 31.48%
preferred shares of TTP on an as-converted basis; and (ii) the second closing transaction of US$25
million, in exchange for an additional 4.17% preferred shares of TTP. In addition, the Company also obtained the right to purchase up to US$200 million in total principal amount of convertible bonds (“New Warrant”) to be issued by TTP upon the Company’s request.
The first closing transaction was completed on December 31, 2020, which would give the Company
51%
voting rights at the shareholders’ level and right to appoint majority members on TTP’s board of directors. Therefore, the Company has obtained control over TTP. After the first closing, the Company holds investments in TTP both in forms of convertible bonds and preferred shares, representing in aggregate
48.87%
of TTP’s equity interest on as-converted basis. The second closing transaction is subject to certain closing conditions and is expected to be completed in 2021. After the second closing, the Company will hold
 51.00% of TTP’s equity interest on
as-converted
basis.

The acquisition was accounted for as a business combination. The financial position and results of operation of TTP and its subsidiaries have been included in the Group’s consolidated financial statements on December 31, 2020. Since the acquisition was effective on the last day of the fiscal year, the impact was immaterial to the results of operations for the year ended December 31, 2020. Total purchase price for the acquisition comprised of:

Amount
RMB’000
Total Cash consideration	935,932
Less: consideration for New Warrant	(74,383)

Purchase consideration	861,549

The Group made estimates and judgments in determining the fair value of the assets acquired and liabilities assumed with the assistance from an independent valuation firm. The purchase price allocation as the date of the acquisition is as follows:

	Amount	Amortization Period
	RMB’000

Intangible assets
- Technologies	202,100	5 years
- Trademarks	106,900	10 years
- Customer relationship	41,300	5 years
- Database	73,500	5 years
Goodwill	2,567,113
Net liabilities acquired, excluding intangible assets and the related deferred tax liabilitie s	(861,918)
Deferred tax liabilities	(63,570)
Noncontrolling interests	(147,639)
Convertible redeemable noncontrolling interests (a)	(1,056,237)

	861,549

(a)
TTP had issued previously preferred shares in several series to certain shareholders, which could be redeemed by such shareholders upon the occurrence of certain events. The outcome of these events are not solely within the control of the Company and, therefore, these preferred shares have been accounted for as convertible redeemable noncontrolling interests.

The excess of purchase price over net tangible assets and identifiable intangible assets acquired was recorded as goodwill. Goodwill primarily represents the expected synergies from combining the TTP’s resources and experiences in the used car auction industry with the Group’s current business. The goodwill is not expected to be deductible for tax purposes.
Pro forma results of operations for TTP acquisition has not been presented because it was not material to the consolidated financial statements.

F
-
42

20.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY
CONDENSED BALANCE SHEETS

	As of December 31,
	2019	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	308,354	281,379	43,123
Prepaid expenses and other current assets	33,723	815,934	125,048

Total current assets	342,077	1,097,313	168,171
Non-current assets:
Other non-current assets	789,542	—	—
Investment in subsidiaries and VIEs	13,522,962	16,540,687	2,534,971

Total non-current assets	14,312,504	16,540,687	2,534,971

Total assets	14,654,581	17,638,000	2,703,142

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities :
Accrued expenses and other payables	25,484	12,266	1,880

Total current liabilities	25,484	12,266	1,880

Total liabilities	25,484	12,266	1,880

Commitments and Contingencies
Shareholders’ equity:
Ordinary shares (par value of US$0.0025 per share; 400,000,000,000 ordinary shares authorized; 475,706,748 and 479,219,628 ordinary s hares issued and outstanding, as of December 31, 2019 and 2020, respectively) (Note)	8,029	8,089	1,240
Additional paid-in capital	3,774,373	4,089,763	626,784
Accumulated other comprehensive income	148,415	62,295	9,547
Retained earnings	10,698,280	13,465,587	2,063,691

Total shareholders’ equity	14,629,097	17,625,734	2,701,262

Total liabilities and shareholders’ equity	14,654,581	17,638,000	2,703,142

Note: Par value per share and the number of shares have been retrospectively adjusted for the Share Subdivision and the ADS Ratio Change that were effective on February 5, 2021 as detailed in Note 2(a) and Note 22.

F
-4
3

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative expenses	(14,797)	(14,757)	(21,109)	(3,235)

Operating losses	(14,797)	(14,757)	(21,109)	(3,235)
Interest income	45,023	79,628	80,574	12,349
Fair value change of other current and non-current assets	(11,017)	(5,442)	(15,658)	(2,400)
Share of income of subsidiaries and VIEs	2,851,806	3,140,537	3,361,422	515,158

Income before income taxes	2,871,015	3,199,966	3,405,229	521,872
Income tax expense	—	—	—	—

Net income	2,871,015	3,199,966	3,405,229	521,872

Other comprehensive (loss)/income, net of tax of nil
Foreign currency translation adjustments	58,421	20,040	(86,120)	(13,198)

Comprehensive income	2,929,436	3,220,006	3,319,109	508,674

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net cash generated from/(used in) operating activities	14,214	(498)	(1,188)	(182)
Net cash generated from investing activities	515,101	218,406	532,293	81,577
Net cash (used in)/generated from financing activities	(543,968)	68,676	(546,967)	(83,826)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	1,040	3,602	(11,113)	(1,703)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(13,613)	290,186	(26,975)	(4,134)
Cash and cash equivalents and restricted cash at beginning of year	31,781	18,168	308,354	47,257
Cash and cash equivalents and restricted cash at end of year	18,168	308,354	281,379	43,123

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

(b) Commitments
Except for those disclosures in somewhere else in the consolidated financial statements,
t
he Company does not have any significant commitments or long-term obligations as of any of the years presented.

21.	COVID-19
The automotive industry in China was negatively impacted by the
COVID-19
pandemic, during which automobile production and the number of purchasers declined due to precautionary government-imposed closures of certain travel and business, the government’s order to delay resumption of service and mass production and the related quarantine measures. The containment efforts led by the government also caused delay in the near-term marketing demand of the Company’s automaker and dealer customers. There is great uncertainty as to the future development of the
COVID-19
pandemic and its impact on the automotive industry. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition
of restrictions. However, the Company will pay close attention to the development of the
COVID-19
pandemic and continue to evaluate the nature and extent of the impact to the Group’s financial condition.
22.	SUBSEQUENT EVENTS
Share Subdivision and the ADS Ratio Change
As detailed in Note 2(a), the Share Subdivision and the ADS Ratio Change were effective on February 5, 2021. The number of issued and unissued ordinary shares as disclosed in these consolidated financial statements are prepared on a basis after taking into account the effects of the Share Subdivision and the ADS Ratio Change and have been retrospectively adjusted accordingly.
Dividends
On
February 2, 2021
, the Company’s board of directors has approved a dividend of US$0.87 per ADS (or US$0.2175 per ordinary share after reflecting the proposed
4-for-1 Share
Subdivision) for fiscal year 2020, which is expected to be paid on
March 5, 2021
to shareholders of record as of the close of business on
February 25, 2021
.

F-4
5