Form 20-F
period 2021-12-31
Autohome Inc.
filed 2022-04-25
CIK 1527636

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021 or

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
Quan Long
Chief Executive Officer
Tel: +86 (10) 5985-7001
E-mail:
ir@autohome.com.cn
Fax: +86 (10) 5985-7400
18th Floor Tower B, CEC Plaza
3 Dan Ling Street
Haidian District, Beijing 100080
The People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the
Act:

Title of Each Class	Trading Symbol ( s )	Name of Each Exchange on Which Registered
American depositary shares, each representing four ordinary shares	ATHM	The New York Stock Exchange
Ordinary shares, par value US$0.0025 per share	2518	The Stock Exchange of Hong Kong Limited
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
505,183,788
ordinary shares (excluding 4,203,812 treasury shares and ordinary shares that had been issued and reserved for the purpose of our share incentive plans as of December 31, 2021), par value US$0.0025 per share, were outstanding as of December 31, 2021.
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

•
“CCASS” are to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchange and Clearing Limited;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“CSRC” are to the China Securities Regulatory Commission;

•	“HK$” or “Hong Kong dollars” or “HK dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;

•	“Hong Kong” or “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;

•	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

•	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;

•	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

•
“Main Board” are to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;

•
“Ping An Group” refers to Ping An Insurance (Group) Company of China, Ltd. (HKEX: 2318; SHA: 601318), a company organized under the laws of the PRC whose H shares and A shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“SFC” are to the Securities and Futures Commission of Hong Kong;

•	“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;

•
“shares” or “ordinary shares” are our Class A ordinary shares, par value US$0.01 per share, before our variation of share capital in 2021, and ordinary shares, par value US$0.0025 per share, after our variation of share capital in 2021;

•	“VIEs” and “VIE Entities” are the variable interest entities;

•
“we,” “us,” “our,” “our company” or “the Company” are to Autohome Inc., its predecessors, subsidiaries and, in the context of describing our operations and consolidated financial information, the VIEs in China;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•	“$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.
In February 2021 we effected a
4-for-1
share split and an
ADS-to-ordinary
share ratio adjustment from one ADS representing one Class A ordinary share to one ADS representing four ordinary shares upon the approval of our shareholders, which applies to all share numbers in this annual report retrospectively.
Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB and Hong Kong dollars to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.3726 to US$1.00 and HK$7.7996 to US$1.00, the respective exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 30, 2021. We make no representation that any RMB, Hong Kong dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars, RMB or Hong Kong dollars, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Item 3. Key
Information-D.
Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key
Information-D.
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
This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The online automotive advertising industry may not grow at the rate projected by market data, or at all. The failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs and/or ordinary shares. In addition, the rapidly changing nature of the online automotive advertising industry and the online automobile transaction industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.
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
Our Holding Company Structure and VIE Contractual Arrangements
Autohome Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its VIEs. We conduct our operations primarily through our PRC subsidiaries and the VIEs. We conduct our business activities related to internet content services through the VIEs in order to comply with the PRC laws and regulations, which place certain restrictions on foreign ownership of companies that provide internet content services in China. Accordingly, we operate these businesses in China through the VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders to control the business operations of the VIEs. The VIEs are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIEs accounted for 8.3%, 8.1% and 13.1% of our total net revenues for the fiscal years 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our,” “our company” or “the Company” refer to Autohome Inc., its predecessors, subsidiaries and, in the context of describing our operations and consolidated financial information, the VIEs in China, including, but not limited to, Beijing Autohome Information Technology Co., Ltd., or Autohome Information, Beijing Shengtuo Hongyuan Information Technology Co., Ltd., or Shengtuo Hongyuan, and Shanghai Jinwu Auto Technology Consultant Co., Ltd., or Shanghai Jinwu. Investors in our ordinary shares or ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.
A series of contractual agreements, including power of attorney, equity interest pledge agreements, exclusive technology consulting and service agreements, equity option agreements and loan agreements, have been entered into by and among our PRC subsidiaries, the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements. For more details of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities.”
However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs, and we may incur substantial costs to enforce the terms of the arrangements. In addition, these arrangements have not been tested in PRC courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our contractual arrangements with the VIEs may not be as effective in providing operational control as direct ownership” and “—The interests of the individual nominee shareholders of the VIEs may be different from our interests, which may materially and adversely affect our business.”
There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and we may face significant disruption to our business operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”
We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchanges. On December 16, 2021, the PCAOB issued a report to notify the United States Securities and Exchange Commission (the “
SEC
”) its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China, and identifies the registered public accounting firms in Mainland China that are subject to such determinations. Our auditor is identified by the PCAOB and is subject to the determination. Under the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our securities, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”
The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and/or ordinary shares.”
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us” and “—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet business and companies.”
Permissions Required from the PRC Authorities for Our Operations
We conduct our business primarily through our subsidiaries and the VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIEs in China, including, among others, the ICP licenses, the Value-added Telecommunications License for Online Data Processing and Transaction Processing Business (for operational
e-commerce
only), the Surveying and Mapping Qualification Certificate for Internet Mapping (such certificate held by the Autohome Information is in the process of the renewal), an Operating License for the Production and Dissemination of Radio and Television Programs, an internet Audio/Video Program Transmission License, an Internet Culture Business Permit, which is in the process of the renewal. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet business and companies.”

Furthermore, if we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, and we may be subject to review when purchasing internet products and services. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant
operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition, we and the VIEs may be required to obtain permissions from CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in case of any future issuance of securities to foreign investors. Any failure to obtain or delay in obtaining such approval or completing such procedures would subject us to sanctions by the CSRC, CAC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—Our business is subject to complex and evolving Chinese laws and regulations regarding data privacy and cybersecurity, many of which are subject to changes and uncertain interpretations. Any changes in these laws could cause changes to our business practices and increased cost of operations, and any security breaches or our actual or perceived failure to comply with such laws could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement, or otherwise harm our business, results of operations and financial condition,” and “—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required if we were to conduct offshore offerings in the future, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”
Cash Flows through Our Organization
Autohome Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and the VIEs in China. As a result, although other means are available for us to obtain financing at the holding company level, Autohome Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by the VIEs.
If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Autohome Inc. In addition, our PRC subsidiaries are permitted to pay dividends to Autohome Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends and can only be used for specific purposes. Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up
capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.” For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely to a significant extent on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.” In the years ended December 31, 2019, 2020 and 2021, our PRC subsidiaries paid to Autohome Inc. and its offshore subsidiaries a total of nil, RMB649.6 million and RMB681.4 million (US$106.9 million), respectively, in the form of dividends.

Under PRC law, Autohome Inc. and its offshore subsidiaries may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements.
The VIEs may transfer cash to our PRC subsidiaries by paying service fees according to the exclusive technology consulting and service agreements. Pursuant to these agreements, the VIEs agree to pay the applicable subsidiaries technology consulting and service fees, subject to conditions therein.
Autohome Inc. has in place a regular dividend policy. For the fiscal years of 2019, 2020 and 2021, we paid cash dividends in the total amounts of nil, US$99.8 million and US$105.7 million, respectively, to our shareholders, pursuant to our dividend policy. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the United States federal income tax consequences of the dividends we make, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Dividends.” For PRC, Hong Kong and United States federal income tax considerations of an investment in our ADSs and/or ordinary shares, see “Item 10. Additional Information—E. Taxation.”
The cash transfer within the Company was summarized as below:

	For the Year Ended December 31,
	2019	2020	2021

	RMB	RMB	RMB	US$

	(in thousands)
Intercompany due from/(to) amounts
Amounts from parent to offshore subsidiaries (1)	55,208	101,785	3,523,478	552,911
Capital contributions from offshore subsidiaries to onshore subsidiaries	—	—	163,755	25,697
Amounts transferred among onshore subsidiaries (2)	—	—	1,060,098	166,352
Amounts transferred among VIEs and onshore subsidiaries (3)	—	—	538,794	84,549
Dividend (paid) by onshore subsidiaries to offshore subsidiaries/parent company
Dividend paid by onshore subsidiaries to offshore subsidiaries	—	(649,551)	(681,427)	(106,931)
Dividend paid by offshore subsidiaries to parent company	—	(634,078)	(682,188)	(107,050)
Amounts paid / (received) by subsidiaries to / (from) VIEs
Cash paid by onshore subsidiaries to the VIEs (4)	245,693	121,156	251,369	39,445
Cash paid by VIEs to onshore subsidiaries (5)	601,458	231,420	587,771	92,234

Notes:
(1)	It represented temporary operating cash support and the proceeds in connection with our Hong Kong Offering in March, 2021, which was transferred from parent company to offshore subsidiaries.
(2)	It represented temporary operating cash support, which was transferred among onshore subsidiaries.
(3)	It represented temporary operating cash support, which was transferred among VIEs and onshore subsidiaries.
(4)	It mainly represented service fees paid by the WFOEs and other subsidiaries to the VIEs for information services.
(5)	It mainly represented service fees paid by VIEs to the WFOEs and other subsidiaries for technological development and promotion service.
In the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred through our organization.

A.	Selected Financial Data
The following tables present the selected consolidated financial information for our company. Our selected consolidated statements of operations data presented below for the years ended December 31, 2019, 2020 and 2021 and our selected consolidated balance sheet data as of December 31, 2020 and 2021 have been derived from our consolidated financial statements, which are included in this annual report beginning on page
F-1.
Our selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019 and the selected consolidated statements of operations data for 2017 and 2018 presented below have been derived from our consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2017	2018	2019	2020	2021

	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for number of shares and per share data)
Selected Consolidated Statements of Operations Data:
Net revenues (1)	6,210,181	7,233,151	8,420,751	8,658,559	7,237,004	1,135,644
Cost of revenues (2)	(1,358,685)	(820,288)	(960,292)	(961,170)	(1,047,892)	(164,437)
Gross profit	4,851,496	6,412,863	7,460,459	7,697,389	6,189,112	971,207
Operating expenses
Sales and marketing expenses (2)	(1,647,519)	(2,435,236)	(3,093,345)	(3,246,507)	(2,759,905)	(433,089)
General and administrative expenses (2)	(281,951)	(314,846)	(317,967)	(381,843)	(543,799)	(85,334)
Product development expenses (2)	(878,773)	(1,135,247)	(1,291,054)	(1,364,227)	(1,398,037)	(219,383)
Total operating expenses	(2,808,243)	(3,885,329)	(4,702,366)	(4,992,577)	(4,701,741)	(737,806)
Other operating income, net	8,577	341,391	477,699	443,215	294,241	46,173
Operating profit	2,051,830	2,868,925	3,235,792	3,148,027	1,781,612	279,574
Interest and investment income, net	220,282	347,794	464,529	521,731	395,245	62,022
Earnings/(loss) from equity method investments	(10,571)	24,702	685	(1,246)	301	47
Income before income taxes	2,261,541	3,241,421	3,701,006	3,668,512	2,177,158	341,643
Income tax expense	(267,082)	(377,890)	(500,361)	(260,945)	(34,006)	(5,336)
Net income	1,994,459	2,863,531	3,200,645	3,407,567	2,143,152	336,307
Net (income)/loss attributable to noncontrolling interests	7,160	7,484	(679)	(2,338)	105,633	16,576
Net income attributable to Autohome Inc.	2,001,619	2,871,015	3,199,966	3,405,229	2,248,785	352,883
Accretion of mezzanine equity.	—	—	—	—	(411,792)	(64,619)
Accretion attributable to noncontrolling interests.	—	—	—	—	311,573	48,893
Net income attributable to ordinary shareholders	2,001,619	2,871,015	3,199,966	3,405,229	2,148,566	337,157
Earnings per share for ordinary shares (3)
Basic	4.30	6.10	6.75	7.13	4.30	0.67
Diluted	4.24	6.02	6.69	7.10	4.29	0.67
Earnings per ADS attributable to ordinary shareholders (one ADS equals four ordinary shares)
Basic	17.20	24.40	26.99	28.53	17.19	2.70
Diluted	16.95	24.08	26.77	28.40	17.17	2.69
Weighted average number of shares used to compute earnings per share (4)
Ordinary shares:
Basic	465,519,384	470,687,884	474,328,384	477,467,268	499,861,764	499,861,764
Diluted	472,235,424	476,941,516	478,060,988	479,686,380	500,481,540	500,481,540
Dividend per share (5)	—	—	—	—	—	—

Notes:
(1)
In May 2014, the Financial Accounting Standards Board issued ASC 606, Revenue from Contracts with Customers, a new standard related to revenue recognition. The most significant impact on our company is the change of the presentation of value-added tax from gross basis to net basis. We adopted this guidance effective from January 1, 2018 using the modified retrospective method. The comparative information has not been restated and continues to be reported under the accounting standards in effect for the relevant periods. As a result, the operating results for the years ended December 31, 2017 have not been restated and are presented on a gross basis with value-added tax being included in the net revenues and cost of revenues in such years, while the operating results for the years ended December 31, 2018, 2019, 2020 and 2021 are presented on net basis, with the value-added tax being excluded from the net revenues and cost of revenues in such year, and value-added tax refunds being presented as a component of other operating income, net.

(2)	Including share-based compensation expenses as follows:

	For the Year Ended December 31,
	2017	2018	2019	2020	2021

	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Allocation of share-based compensation expenses
Cost of revenues	15,166	16,112	15,508	21,372	23,142	3,631
Sales and marketing expenses	53,064	61,599	46,081	40,103	46,823	7,348
General and administrative expenses	59,954	55,992	62,884	55,868	48,803	7,658
Product development expenses	49,602	68,622	79,535	93,863	87,292	13,698
Total share-based compensation expenses	177,786	202,325	204,008	211,206	206,060	32,335

(3)
Par value per share and the number of shares have been retrospectively adjusted for the share split and the ADS ratio change that were effective on February 5, 2021 as detailed in Note 2(a) of “Item 18. Financial Statements.”

(4)	Earnings per share for ordinary shares (diluted) for each year from 2017 to 2021 were computed after taking into account the dilutive effect of the shares underlying our employees’ share-based awards.

(5)
The special cash dividends declared in November 2017 to the holders of our ordinary shares of record as of the close of business on January 4, 2018 were paid in the amount of US$0.76 per share (inclusive of applicable fees payable to our depositary bank) on or about January 15, 2018. The cash dividends declared in February 2020 to the holders of our ordinary shares of record as of the close of business on April 15, 2020 were paid in the amount of US$0.77 per share (inclusive of applicable fees payable to our depositary bank) on or about April 22, 2020. The cash dividends declared in February 2021 to the holders of our ordinary shares of record as of the close of business on February 25, 2021 were paid in the amount of US$0.87 per ADS (inclusive of applicable fees payable to our depositary bank) on or about March 5, 2021. The cash dividends declared in February 2022 to holders of our ordinary shares of record as of the close of business on March 21, 2022 were paid in an amount of US$0.1325 per share (or US$0.53 per ADS) on March 31, 2022. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

	For the Year Ended December 31,
	2017	2018	2019	2020	2021

	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents, restricted cash, current and short-term investments	8,154,224	10,061,458	12,795,110	14,629,398	20,822,623	3,267,523
Accounts receivable, net	1,893,737	2,795,835	3,231,486	3,124,197	2,139,471	335,730
Total current assets	10,258,586	13,141,317	16,358,382	18,364,080	23,325,718	3,660,314
Total assets (1)	12,294,975	15,756,201	19,155,865	23,730,845	28,529,006	4,476,824
Deferred revenue	1,409,485	1,510,726	1,370,953	1,315,667	1,553,013	243,702
Total current liabilities	3,889,316	4,164,769	3,965,903	4,185,683	3,986,219	625,524
Total non-current liabilities	470,373	479,989	584,021	736,370	605,417	95,004
Total liabilities (1)	4,359,689	4,644,758	4,549,924	4,922,053	4,591,636	720,528
Mezzanine equity	—	—	—	1,056,237	1,468,029	230,366
Total Autohome Inc. shareholders’ equity	7,951,637	11,135,278	14,629,097	17,625,734	22,754,419	3,570,665
Total equity	7,935,286	11,111,443	14,605,941	17,752,555	22,469,341	3,525,930
Total liabilities, mezzanine equity and equity	12,294,975	15,756,201	19,155,865	23,730,845	28,529,006	4,476,824

Note:
(1)
In February 2016, the Financial Accounting Standards Board issued ASU
No. 2016-02,
Leases, or ASU
2016-02.
Under the new provisions, all lessees will report a
right-of-use
asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. We adopted this guidance effective January 1, 2019 using the modified retrospective method, with the comparative information not being restated and continues to be reported under the accounting standards in effect for those periods. The most significant impact upon adoption was the recognition of right-of-use
assets and lease liabilities for operating leases related to our office buildings and internet data center facilities. As of December 31, 2021, operating lease right-of-use
assets (included in other
non-current
assets) of RMB133.4 million (US$20.9 million), operating lease liabilities, current (included in accrued expenses and other payables) of RMB96.2 million (US$15.1 million) and operating lease liabilities, non-current
(included in other liabilities) of RMB28.6 million (US$4.5 million) were recognized on our consolidated balance sheet.

Financial Information Related to the VIEs
The following table presents the condensed consolidating schedule of financial position for the VIEs and other entities as of the dates presented.
Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2021
	Autohome Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Net revenues:
-Third-party revenues	—	6,081,662	206,822	948,520	—	7,237,004
-Inter-company revenues (1)	—	18,446	1,085,139	131,524	(1,235,109)	—

Total Revenue	—	6,100,108	1,291,961	1,080,044	(1,235,109)	7,237,004
Total Cost and expense	(36,007)	(4,671,667)	(1,100,250)	(1,176,818)	1,235,109	(5,749,633)
Share of income of subsidiaries and VIEs (2) :
-Share of income of subsidiaries	2,326,018	130,868	26,825	—	(2,483,711)	—
-Share of income of VIEs	—	—	(89,397)	—	89,397	—
Others, Income/(loss)	(41,226)	725,283	3,869	1,861	—	689,787

Income before income taxes	2,248,785	2,284,592	133,008	(94,913)	(2,394,314)	2,177,158
Income tax expense	—	(64,207)	24,685	5,516	—	(34,006)

Net income/(loss)	2,248,785	2,220,385	157,693	(89,397)	(2,394,314)	2,143,152
Net loss/(income) attributable to noncontrolling interests	—	105,633	—	—	—	105,633
Net income attributable to Autohome Inc.	2,248,785	2,326,018	157,693	(89,397)	(2,394,314)	2,248,785

Note:
(1)	It represents the elimination of the intercompany service charge at the consolidation level.
(2)
It represents the elimination of incurrence of losses by parent company and its subsidiaries for, or the receipt of economic benefits by parent company and its subsidiaries from, their respective subsidiaries and the VIEs.

	For the Year Ended December 31, 2020
	Autohome Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Net revenues:
-Third-party revenues	—	7,642,110	315,841	700,608	—	8,658,559
-Inter-company revenues (1)	—	10,623	900,900	173,299	(1,084,822)	—

Total Revenue	—	7,652,733	1,216,741	873,907	(1,084,822)	8,658,559
Total Cost and expense	(21,109)	(5,252,144)	(887,750)	(877,566)	1,084,822	(5,953,747)
Share of income of subsidiaries and VIEs (2) :
-Share of income of subsidiaries	3,361,422	482,106	9,172	—	(3,852,700)	—
-Share of income of VIEs	—	—	23,342	—	(23,342)	—
Others, Income/(loss)	64,916	752,063	131,438	15,283	—	963,700

Income before income taxes	3,405,229	3,634,758	492,943	11,624	(3,876,042)	3,668,512
Income tax expense	—	(270,998)	(1,665)	11,718	—	(260,945)

Net income/(loss)	3,405,229	3,363,760	491,278	23,342	(3,876,042)	3,407,567
Net loss/(income) attributable to noncontrolling interests	—	(2,338)	—	—	—	(2,338)
Net income attributable to Autohome Inc.	3,405,229	3,361,422	491,278	23,342	(3,876,042)	3,405,229

Notes:
(1)	It represents the elimination of the intercompany service charge at the consolidation level.
(2)
It represents the elimination of incurrence of losses by parent company and its subsidiaries for, or the receipt of economic benefits by parent company and its subsidiaries from, their respective subsidiaries and the VIEs.

	For the Year Ended December 31, 2019
	Autohome Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Net revenues:
-Third-party revenues	—	7,385,579	333,132	702,040	—	8,420,751
-Inter-company revenues (1)	—	22,113	1,055,078	113,430	(1,190,621)	—

Total Revenue	—	7,407,692	1,388,210	815,470	(1,190,621)	8,420,751
Total Cost and expense	(14,757)	(4,996,916)	(1,016,710)	(824,896)	1,190,621	(5,662,658)
Share of income of subsidiaries and VIEs (2) :
-Share of income of subsidiaries	3,140,537	462,075	15,057	—	(3,617,669)	—
-Share of income of VIEs	—	—	(848)	—	848	—
Others, Income/(loss)	74,186	752,344	102,141	14,242	—	942,913

Income before income taxes	3,199,966	3,625,195	487,850	4,816	(3,616,821)	3,701,006
Income tax expense	—	(483,979)	(10,718)	(5,664)	—	(500,361)

Net income/(loss)	3,199,966	3,141,216	477,132	(848)	(3,616,821)	3,200,645
Net loss/(income) attributable to noncontrolling interests	—	(679)	—	—	—	(679)
Net income attributable to Autohome Inc.	3,199,966	3,140,537	477,132	(848)	(3,616,821)	3,199,966

Notes:
(1)	It represents the elimination of the intercompany service charge at the consolidation level.
(2)
It represents the elimination of incurrence of losses by parent company and its subsidiaries for, or the receipt of economic benefits by parent company and its subsidiaries from, their respective subsidiaries and the VIEs.

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
	Autohome Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Cash and cash equivalents, restricted cash and short-term investments	320,639	16,968,899	3,074,976	458,109	—	20,822,623
Amounts due from Group companies	3,862,063	2,295,176	1,156,827	183,335	(7,497,401)	—
Other current assets	7,117	2,342,777	58,677	94,524	—	2,503,095
Total current assets	4,189,819	21,606,852	4,290,480	735,968	(7,497,401)	23,325,718
Investment in subsidiaries and VIEs
-Investment in subsidiaries (1)	18,606,902	3,009,373	395,800	—	(22,012,075)	—
-Investment in VIE (1)	—	—	1,697,324	—	(1,687,324)	—

Other non-current assets	—	3,135,986	144,454	1,922,848	—	5,203,288

Total non-current assets	18,606,902	6,145,359	2,237,578	1,922,848	(23,709,399)	5,203,288

Total assets	22,796,721	27,752,211	6,528,058	2,658,816	(31,206,800)	28,529,006

Amounts due to Group companies	22,740	4,713,764	2,235,914	524,983	(7,497,401)	—
Accrued expenses and other payables	19,562	1,529,808	271,463	255,661	—	2,076,494
Advance from customers	—	34,610	61	88,699	—	123,370
Deferred revenue	—	1,495,984	25,544	31,485	—	1,553,013
Income tax payable	—	115,154	118,188	—	—	233,342
Total current liabilities	42,302	7,889,320	2,651,170	900,828	(7,497,401)	3,986,219

Total non-current liabilities	—	73,038	471,715	60,664	—	605,417

Total liabilities	42,302	7,962,358	3,122,885	961,492	(7,497,401)	4,591,636

Mezzanine equity	—	1,468,029	—	—	—	1,468,029

Total Autohome Inc. shareholders’ equity	22,754,419	18,606,902	3,405,173	1,697,324	(23,709,399)	22,754,419

Noncontrolling interests	—	(285,078)	—	—	—	(285,078)

Total shareholders’ equity	22,754,419	18,321,824	3,405,173	1,697,324	(23,709,399)	22,469,341

Total liabilities, mezzanine equity and equity	22,796,721	27,752,211	6,528,058	2,658,816	(31,206,800)	28,529,006

Notes:
(1)	It represents the elimination of the equity investment in subsidiaries and VIEs by parent company, other subsidiaries, and primary beneficiary of VIEs.

	As of December 31, 2020
	Autohome Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Cash and cash equivalents, restricted cash and short-term investments	281,379	10,313,540	3,776,289	258,190	—	14,629,398
Amounts due from Group companies	—	2,482,058	1,440,420	129,223	(4,051,701)	—
Other current assets	815,934	3,316,548	228,311	171,028	(797,139)	3,734,682

Total current assets	1,097,313	16,112,146	5,445,020	558,441	(4,848,840)	18,364,080
Investment in subsidiaries and VIEs
-Investment in subsidiaries (1)	16,540,687	4,097,465	368,975	—	(21,007,127)	—
-Investment in VIE (1)	—	—	1,854,526	—	(1,854,526)	—
Other non-current assets	—	3,153,357	135,639	2,077,769	—	5,366,765

Total non-current assets	16,540,687	7,250,822	2,359,140	2,077,769	(22,861,653)	5,366,765

Total assets	17,638,000	23,362,968	7,804,160	2,636,210	(27,710,493)	23,730,845

Accrued expenses and other payables	12,266	2,596,144	348,591	497,742	(797,139)	2,657,604
Advance from customers	—	39,464	167	87,604	—	127,235
Deferred revenue	—	1,287,351	10,672	17,644	—	1,315,667
Income tax payable	—	85,177	—	—	—	85,177
Amounts due to Group companies	—	1,464,087	2,484,221	103,393	(4,051,701)	—

Total current liabilities	12,266	5,472,223	2,843,651	706,383	(4,848,840)	4,185,683
Total non-current liabilities	—	167,000	494,069	75,301	—	736,370

Total liabilities	12,266	5,639,223	3,337,720	781,684	(4,848,840)	4,922,053

Mezzanine equity:	—	1,056,237	—	—	—	1,056,237
Total Autohome Inc. shareholders’ equity	17,625,734	16,540,687	4,466,440	1,854,526	(22,861,653)	17,625,734

Noncontrolling interests	—	126,821	—	—	—	126,821

Total shareholders’ equity	17,625,734	16,667,508	4,466,440	1,854,526	(22,861,653)	17,752,555

Total liabilities, mezzanine equity and equity	17,638,000	23,362,968	7,804,160	2,636,210	(27,710,493)	23,730,845

Notes:
(1)	It represents the elimination of the equity investment in subsidiaries and VIEs by parent company, other subsidiaries, and primary beneficiary of VIEs.

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
	Parent Only	Other Equity Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Net cash (used in)/provided by operating activities	(10,770)	2,852,900	269,838	411,966	—	3,523,934
Net cash (used in)/provided by investing activities	(2,841,291)	(4,681,424)	173,535	(386,343)	3,922,510	(3,813,013)
Net cash (used in)/provided by financing activities	2,898,296	3,886,326	(127,240)	163,424	(3,922,510)	2,898,296

	For the Year Ended December 31, 2020
	Parent Only	Other Equity Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Net cash (used in)/provided by operating activities	(1,188)	1,481,771	1,821,901	23,147	—	3,325,631
Net cash (used in)/provided by investing activities	532,293	(727,798)	(1,801,299)	193,190	(1,181,844)	(2,985,458)
Net cash (used in)/provided by financing activities	(546,967)	(532,293)	(649,551)	—	1,181,844	(546,967)

	For the Year Ended December 31, 2019
	Parent Only	Other Equity Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Net cash (used in)/provided by operating activities	(498)	2,691,648	644,577	(446,358)	—	2,889,369
Net cash (used in)/provided by investing activities	218,406	(1,951,026)	30,632	478,513	55,208	(1,168,267)
Net cash (used in)/provided by financing activities	68,676	55,208	—	—	(55,208)	68,676

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Summary of Risks Factors
An investment in our ADSs or ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

•
We are dependent on China’s automotive industry for substantially all of our revenues and future growth, the prospects of which are subject to many uncertainties, including government regulations and policies and health epidemics.

•	We face significant competition, and if we fail to compete effectively, we may lose market share and our business, prospects and results of operations may be materially and adversely affected.

•	We may not be able to maintain our current level of growth or ensure the success of our expansion and new business initiatives.

•
If we fail to attract and retain users and customers or if our services do not gain market acceptance or result in the loss of our current customer base, our business and results of operations may be materially and adversely affected.

•	Our business depends on strong brand recognition, and failure to maintain or enhance our brands could adversely affect our business and prospects.

•
Our business is subject to complex and evolving Chinese laws and regulations regarding data privacy and cybersecurity, many of which are subject to changes and uncertain interpretations. Any changes in these laws could cause changes to our business practices and increased cost of operations, and any security breaches or our actual or perceived failure to comply with such laws could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement, or otherwise harm our business, results of operations and financial condition.

•
A limited number of automaker customers have accounted for, and are expected to continue to account for, a large portion of our revenues. Failure to maintain or to increase revenues from these customers could harm our prospects.

Risks Related to Our Corporate Structure

•
We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through our subsidiaries and VIEs, with which we have maintained contractual arrangements. Investors in our ordinary shares and ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and we may face significant disruption to our business operations. Our holding company, VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the variable interest entities structure, which would likely result in a material adverse change in our operations, and our ordinary shares or our ADSs may decline significantly in value.

•	Our contractual arrangements with the VIEs may not be as effective in providing operational control as direct ownership.

•
The shareholders of the VIEs may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs. Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition.

•
The contractual arrangements among our subsidiaries and the VIEs may be subject to scrutiny by the PRC tax authorities and a finding that we or the VIEs owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

•	The interests of the individual nominee shareholders of the VIEs may be different from our interests, which may materially and adversely affect our business.
Risks Related to Doing Business in China

•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

•
Our ADSs will be delisted and prohibited from trading in the United States under the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•	The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and/or ordinary shares.

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

•	Uncertainties with respect to the PRC legal system could adversely affect us.

•
Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

•	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet business and companies.

•
The approval of and filing with the CSRC or other PRC government authorities may be required if we were to conduct offshore offerings in the future, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Risks Related to Our ADSs and Ordinary Shares

•	The trading price of our ADSs and/or ordinary shares has been and is likely to continue to be, volatile, which could result in substantial losses to holders of our ADSs and/or ordinary shares.

•	We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

•
We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and/or ordinary shares and could diminish our cash reserves.

•
If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research or reports about our business or if they adversely change their recommendations regarding our ADSs and/or ordinary shares, the market price for our ADSs and/or ordinary shares and trading volume could decline.

Risks Related to Our Business and Industry
We are dependent on China’s automotive industry for substantially all of our revenues and future growth, the prospects of which are subject to many uncertainties, including government regulations and policies and health epidemics.
We rely on China’s automotive industry for substantially all of our revenues and future growth. We have greatly benefited from the growth of China’s automotive industry historically. However, this industry has experienced headwinds in its development. In July 2018, China’s automotive industry experienced negative growth for the first time in the past 28 years and new automobile purchases in China declined for the whole year of 2018, 2019 and 2020. We cannot predict how this industry will develop in the future, as it could be affected by complex factors, including general economic conditions in China, the urbanization rate of China’s population, the growth of disposable household income, the costs of new automobiles, the trade barriers and tensions and other governmental protectionist measures, as well as taxes and incentives related to automobile purchases, among other things. Specifically, tariffs or a global trade war could increase the cost of imported automobiles, which could negatively impact the demand for automobiles and adversely impact our business. In addition, governmental policies-including restrictions by major cities on new passenger vehicle plate issuance, increasingly stringent emission standards, and adjustment of purchase tax-may
have a considerable impact on the growth of the automotive industry in China.
The automotive industry in China was negatively impacted as well by the outbreak of
COVID-19,
during which automobile production and the number of purchasers declined due to precautionary government-imposed closures of certain travel and business, the government’s order to delay resumption of service and mass production and the related quarantine measures. The containment efforts led by the government also caused delay in the near-term marketing demand of our automaker and dealer customers. While most of the restrictions on movement within China had been relaxed as of December 31, 2021, there is great uncertainty as to the future development of the
COVID-19
outbreak and its impact on the automotive industry. Restrictions have been re-imposed
from time to time by certain local authorities in China to combat sporadic outbreaks. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition
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
The markets for our services are highly competitive. With respect to our auto media business, we face competition from China’s automotive vertical websites and mobile applications, such as BitAuto, Dongchedi, Xcar and PCauto, from the automotive channels of major internet portals, such as Sina and Sohu, and from companies engaged in mobile social media, news, video and live-streaming applications. We may also face competition from online automobile transaction platforms, such as Uxin, Guazi and Renrenche as we develop our used car transaction business. Our auto finance business faces competition from other auto finance companies, such as Yixin and Souche. In addition, we also face competition from companies engaged in social media business, such as ByteDance and Tencent, and companies engaged in data product offering, such as Bitauto. We may also face competition from mobile applications of automakers as some automakers explore to connect with users directly. Competition with these and other websites and mobile applications is primarily centered on increasing user reach, user engagement and brand recognition, relationships with the suppliers, and attracting and retaining customers, among other factors.
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
Beginning in 2019, we extended our business to the European market and established two subsidiaries in the UK and Germany. These subsidiaries have not generated significant revenues as of December 31, 2021 and are scaling back their operations due to the macroenvironmental changes, especially the
COVID-19
impact and the evolution of our strategies. However, if we maintain our business overseas or decide to expand our global footprint in the future, we will face competition from local automotive vertical websites and mobile applications and online automobile transaction platforms, whose platforms may have more experience in the local markets and have relatively more established user bases. We cannot guarantee that we will be able to compete effectively for talents, users or customers. We may also incur additional expenses in our overseas acquisitions and subsequent marketing and other spending to acquire new customers. If we cannot maintain customer recognition and trust in us and successfully attract and retain sufficient users on our overseas platform, our results of operations and growth prospects could be adversely affected.
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
To manage the further expansion of our business, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and internal controls. We need to adapt our business management to the local corporate cultures and customs, and train, manage and motivate our growing employee base. In addition, we need to maintain and expand our relationships with automakers, automobile dealers, advertising agencies, financial institutions, insurance companies and other third parties. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations, neither can we guarantee that we will be able to effectively adapt our business management to the local corporate cultures and customs and attract and motivate sufficient talents to support our new business initiatives if and when any of them are launched.
We may be required to further increase our research and development expenses in order to enhance our technology capabilities, such as artificial intelligence technologies, big data technologies and cloud technologies, to support any such expansion and our efforts may not be effective. Our new business initiatives may also expose us to new regulatory risks, which could be different from what we have experienced before and may increase our compliance costs. Lack of experience in handling these new risks and manage the related costs may result in failure to generate the expected results of operations and prospects.

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
In addition, one element of our growth strategy is to expand our services to customers. As a result, we have added additional services in the past few years. To serve our dealer customers, we had local sales and service representatives covering 63 cities across China as of December 31, 2021. We intend to increase our penetration in existing dealer advertising and subscription services markets. We have implemented business strategies to further monetize our large dealer network by enlarging the offering of products and services with new technologies on our dealer digital platform, increasing the average spending of our existing dealer subscribers and upselling our dealership packages for our leads generation services. In order to increase the average spending of our existing dealer subscribers, we keep close communications and negotiations with relevant parties such as dealers, dealer groups and automakers. However, we may not succeed in making our customers sufficiently aware of existing and future services or in creating customer acceptance of these services at the prices we would want to charge, and we cannot guarantee that our pricing strategy and measures will always be agreed and accepted by any and all of our customers. We may not be able to achieve the market acceptance of our products and services as we expect and thus may fail to achieve an increase from our “share of wallet” approach. Our existing customers may even terminate their cooperation with us if they are not satisfied with our pricing strategy or measures, which may subject us to negative publicity and adversely impact our business. The decline in the auto market may result in our dealer customers’ cancelation of subscription services from us or even discontinuance of operations, which would directly impact our number of dealer customers. Also, we may not identify trends correctly, or may not be able to bring new services to market as quickly, effectively or price-competitively as our competitors. New services may alienate existing customers or cause us to lose business to our competitors. If the number of our dealer customers decreases, we might not be able to generate sufficient revenues to cover our increased costs and expenses. As a result, our business and results of operations may be materially and adversely affected.
Our ability to attract and retain users and customers may also be impacted by the sales and marketing approach taken by automakers. For example, automakers of new energy vehicles are conducting advertising and marketing through direct engagement with consumers in addition to advertising placements on internet platforms like us. If new energy vehicles become increasingly popular among automobile consumers, a portion, if not all, of our users or potential users who are interested in new energy vehicles may be diverted to these automakers for information and services directly. In addition, advertising budgets allocated to internet platforms like us may be negatively impacted if automakers of new energy vehicles continue to adopt the direct sales and marketing approach while new energy vehicles taking more shares of the automobile market or the direct sales and marketing approach gains more adoption among all automakers. Although we offer diversified products and services and look for new avenues to capture the opportunities brought by this trend, we cannot assure you that our products and services will gain wide acceptance from automakers. Any of these occurrences could adversely affect our results of operations, financial condition and business prospectus.
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

Our business is subject to complex and evolving Chinese laws and regulations regarding data privacy and cybersecurity, many of which are subject to changes and uncertain interpretations. Any changes in these laws could cause changes to our business practices and increased cost of operations, and any security breaches or our actual or perceived failure to comply with such laws could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement, or otherwise harm our business, results of operations and financial condition.
Our platform collects, stores and processes certain personal and other sensitive data from our users for purpose of providing our services. We have taken technical measures to ensure the security of such personal information and prevent the personal information from being divulged, damaged or lost, and we believe the measures we take regarding collection, storage, and use of personal data are generally compliant with industry standards. However, we face risks inherent in handling and protecting personal data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

•	addressing concerns related to privacy and sharing, safety, security and other factors; and

•
complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information which are subject to change and new interpretations, including any requests from regulatory and government authorities relating to such data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, or if we are accused of failing to comply with such laws and regulations, we could become subject to penalties, including fines, suspension of business, websites or applications, and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.
Recently, regulatory authorities in China have enhanced data protection and cybersecurity regulatory requirements, many of which are subject to change and uncertain interpretation. These laws continue to develop, and the PRC government may adopt further rules, restrictions and clarifications in the future. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, or the MIIT, the CAC, The Ministry of Public Security and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet Privacy and Data Security.” The following are non-exhaustive
examples of certain recent PRC regulatory activities in this area:
Cybersecurity

•
The Cyber Security Law of the PRC, or the PRC Cyber Security Law, which became effective in June 2017, created China’s first national-level data protection framework for “network operators.” However, it is subject to interpretations and clarifications by the regulator. It requires, among other things, that network operators take security measures to protect the network from interference, damage and unauthorized access and to prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, expressly notify the purpose, methods and scope of such collection and use, and obtain the consent of the person whose personal information is to be collected. Substantial financial, managerial and human resources are required to comply with such legal requirements, enhance information security and address any issues caused by security failures. Even if our security measures are sufficient and in compliance, we nonetheless face the risk of security breaches or similar disruptions.

Due to the data assets we have, our platform is an attractive target and potentially vulnerable to cyberattacks, computer viruses, physical or electronic break-ins
or similar disruptions. Because techniques used to sabotage or obtain unauthorized access to systems evolve continuously and frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative counter-measures. In addition to advances in technology, an increased level of sophistication and diversity of our products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or other risks can result in the compromise or breach of our websites or our apps. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, user data or personal information could be stolen or misused, which could expose us to penalties or other administrative actions, time-consuming and expensive litigation and negative publicity, materially and adversely affect our business and reputation and deter potential users from using our products, each of which would have a material adverse impact on our results of operations, financial condition and business prospect.

Data Security

•
In June 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. A series of regulations, guidelines and other measures have been and are expected to be adopted to implement the requirements created by the PRC Data Security Law. For example, in July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, a “critical information infrastructure” is defined as key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services,
e-government
affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators purchasing network products and services and internet platform operators carrying out data processing activities, in a manner which affects or may affect national security, are subject to cybersecurity review. The Cybersecurity Review Measures further provides that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, we have not been informed that we are a “critical information infrastructure operator” by any government authority. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed a “critical information infrastructure operator” under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to those with which we are currently obligated to comply.

•
In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations on Network Data Security. The Draft Regulations on Network Data Security define “data processors” as individuals or organizations that can autonomously determine the purpose and the manner of data processing. In accordance with the Draft Regulations on Network Data Security, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) seeking for listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security” under the Draft Regulations on Network Data Security. In addition, the Draft Regulations on Network Data Security requires that data processors that process “important data” or which seeks for listing overseas must conduct an annual data security assessment by itself or authorize a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations on Network Data Security were released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

•
The Guideline on Anti-monopoly of Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of unnecessary user information through coercive means by online platform operators.

•
In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law further strengthened requirements on personal information protection, enhanced the punishment for illegal processing of personal information and consolidated various previously promulgated rules with respect to personal information rights and privacy protection. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make adjustments to our business practices to comply with the personal information protection laws and regulations.

Furthermore, the PRC government authorities have taken steps to limit the method and manner that internet companies may apply when using algorithms. For instance, on December 31, 2021, the CAC, the MIIT, the Ministry of Public Security, and the SAMR jointly promulgated the Administrative Provisions on Algorithm Recommendation in Internet Information Services, which came into effect on March 1, 2022. The Administrative Provisions on Algorithm Recommendation in Internet Information Services implements classification and hierarchical management for algorithm recommendation service providers based on various criteria. Under the Administrative Provisions on Algorithm Recommendation in Internet Information Services, algorithm recommendation service providers shall inform users in a conspicuous manner that algorithm is used in service recommendations, inform users of the basic principles, purpose and intentions, and inform users in an appropriate manner of the main operating mechanisms for the algorithm recommendation services. Under the Administrative Provisions on Algorithm Recommendation in Internet Information Services, algorithm recommendation service providers selling goods or providing services to consumers shall (i) protect consumers’ rights of fair trade, and (ii) be prohibited from applying differential treatments to consumers with respect to transaction terms and conditions in an unreasonable manner based on consumers’ preferences, purchasing habits and such other characteristics. In addition, on October 23, 2021, the Standing Committee of the National People’s Congress published the Anti-monopoly Law (Revised Draft), or the Draft Revised Anti-monopoly Law for public comment. The Draft Revised Anti-monopoly Law provides, among others, that business operators shall not abuse, among others, algorithms, to exclude or limit competition. As of the date of this annual report, the Draft Revised Anti-monopoly Law has not been formally adopted. We will closely monitor the regulatory development and adjust our business operations from time to time to comply with the regulations over algorithm-based recommendation. However, we cannot assure you that our algorithm recommendation functions are or will continue to be in compliance in all respects with the evolving rules in the area of the algorithm-based recommendations. If our algorithm recommendation functions were to be required to adjust in a manner that is adverse to our business in accordance with applicable rules, our ability to enhance the quality of content offering on our platform and deepen user engagement may be adversely affected.
Many of the data and data privacy-related laws and regulations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are or may become subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations on Network Data Security remain unclear on whether the relevant requirements will be applicable to companies that, like us, are already listed in the United States. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations on Network Data Security, if any, at this stage, and we will closely monitor and assess any developments in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations on Network Data Security mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant
operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC legislative and regulatory bodies may enact in the future, related to cybersecurity, data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. In light of the fact that laws and regulations on cybersecurity, data privacy and personal information protection are evolving and uncertainty remains with respect to their interpretation and implementation, we cannot guarantee that we will be able to maintain full compliance at all times, or that our existing user information protection system and technical measures will be considered sufficient. Any non-compliance
or perceived
non-compliance
with these laws, regulations or policies may lead to warnings, fines, investigations, lawsuits, confiscation of illegal gains, revocation of licenses, closedown of websites, removal of apps and suspension of downloads, price drops in our securities or even criminal liabilities against us by government agencies or other individuals. In addition, our launch of new products or services or other actions that we take in the future may subject us to additional laws, regulations, or other government scrutiny.
A limited number of automaker customers have accounted for, and are expected to continue to account for, a large portion of our revenues. Failure to maintain or to increase revenues from these customers could harm our prospects.
A limited number of automaker customers have accounted for, and are expected to continue to account for, a large portion of our revenues. In 2019, 2020 and 2021, 92, 92 and 91 automakers operating in China used our media services, respectively. These automakers include independent Chinese automakers, joint ventures between Chinese and international automakers and international automakers that sell cars made outside of China. In 2021, our top five automaker customers contributed 27.8% of our media services revenues. We believe that our major future revenue growth will be focused on deepening our existing commercial relationships with automakers to increase our share of each automaker’s budget. We cannot assure you that our automaker customers will continue to be satisfied with our cooperation model and strategy as well as our services, or our relationships with any of these automaker customers will continue in the future. Failure to provide deliverables satisfactory to our automaker customers or failure to reach a mutually amicable agreement with our automaker customers on the collection of payable fees may adversely impact our relationships with our automaker customers, which would have a negative impact on our reputation and results of operations. If we lose one or more of our important automaker customers, or if they materially reduce their purchase of our services, our results of operations would be materially and adversely affected.
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
Our
che168.com
website has been focusing on used automobile information and content since October 2011. We also launched
che168.com
mobile application in 2012. Through these platforms, we offer used automobile listing services to used automobile dealers and individual car owners through a user interface that allows potential used car buyers to identify listings that meet their specific requirements and contact the seller. To further enhance user experience and optimize our used automobile-related business, in June 2018, we invested in TTP Car Inc., or TTP, a company operating an online bidding platform for used automobiles, and in the fourth quarter of 2020, we acquired control in TTP.
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
We have incurred expenses on a variety of marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products and services. Our marketing and promotional activities may not be well received by customers and may not result in the level of sales of products and services that we anticipate. We incurred RMB3,093.3 million, RMB3,246.5 million and RMB2,759.9 million (US$433.1 million) in sales and marketing expenses in 2019, 2020 and 2021, respectively, representing 36.7%, 37.5% and 38.1%, respectively, of total net revenues in the corresponding years. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. We conducted various sales and marketing initiatives to promote our brands through websites, search engines, mobile platforms, navigation sites and traditional media channels, for example, the annual “Singles’ Day” event, the “AR Auto Show” event and TV ad broadcast on China Central Television. We also conducted various offline promotional activities and cooperated with brands and dealers for promotions in target regions. In August, 2019, we launched the 818 Global Super Auto Show, the first auto-themed gala in China that created an innovative integration of online and offline promotion elements, which attracted a large number of automakers, dealers and potential auto consumers to participate and further promoted Autohome’s brand awareness to a much wider user base. In addition, we engaged celebrities, primarily athletes, as our brand spokespersons to further promote our brand and stimulate user interest in our platform. We may not be able to continue or conduct these activities efficiently, and our marketing activities may not yield satisfactory results. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could impact our net revenues and profitability.
Our auto insurance brokerage businesses are highly regulated.
Non-compliance
with applicable laws, regulations and regulatory requirements or failure to respond to legal and regulatory changes may adversely affect our business and prospects.

We have obtained the relevant license to conduct auto insurance brokerage businesses from the China Banking and Insurance Regulatory Commission, or the CBIRC, and such businesses generated an insignificant amount of revenue for us in the three years ended December 31, 2019, 2020 and 2021. The insurance industry in China is highly regulated, and the regulatory regime continues to evolve. The CBIRC has extensive authority to supervise and regulate the insurance industry in China. The CBIRC conducts various reviews and inspections on insurance brokerage business operations from time to time, which could cover a broad range of aspects, including financial reporting, tax reporting, internal control and compliance with applicable laws, rules and regulations. If any non-compliance
incidents in our insurance brokerage business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, and would be subject to regulatory actions including penalties, warnings, suspension of operations, revocation of licenses, tax, civil, administrative and criminal liabilities, any one or a combination of which would have negative impacts on our reputation, businesses, results of operations and financial conditions.
Furthermore, China’s insurance regulatory regime is undergoing significant changes. Development of regulations applicable to online insurance business or our auto insurance brokerage business may result in additional restrictions on its business operations or more intensive competition in this industry. We might be required to spend time and resources in order to comply with any material changes in the regulatory environment, which could trigger changes to the competitive landscape and we may lose some or all of our competitive advantages on our auto insurance business during this process. The attention of our management team could be diverted to these efforts to cope with an evolving regulatory or competitive environment. Meanwhile, staying compliant with the restriction may result in limitation to our insurance brokerage business and limitation to its product and service offerings, which may reduce the attraction to clients. As a result, our business and results of operations might be negatively affected though insurance brokerage business currently does not contribute a material amount of revenue for us.
Goodwill and intangible assets impairment could adversely affect our results of operations and financial condition.
We recorded goodwill of RMB1,504.3 million, RMB4,071.4 million and RMB4,071.4 million as of December 31, 2019, 2020 and 2021, respectively, in connection with the acquisition of Cheerbright International Holdings Limited, or Cheerbright, China Topside Co., Ltd. and Norstar Advertising Media Holdings Co., Ltd. in June 2008 and the acquisition of TTP, in December 2020. In addition, we recorded intangible assets of RMB349.7 million as of December 31, 2021, primarily consisting of technologies, trademarks, customer relationship and database from the acquisition of TTP. We do not amortize goodwill. We have and will continue to incur amortization expenses as we amortize intangible assets over their estimated useful life on a straight-line basis. We undertake goodwill and intangible assets impairment reviews periodically or more frequently if there are indicators of impairment present. As of December 31, 2019, 2020 and 2021, we performed an impairment assessment and no provisions of goodwill and intangible assets were required. However, if in the future our goodwill or intangible assets is determined to be impaired, we would be required to write down the carrying value or record a provision of impairment loss for goodwill or intangible assets in our financial statements during the period in which our goodwill or intangible assets is determined to be impaired, and this impairment would adversely affect our results of operations and our financial condition.
We may be adversely affected by the mergers, acquisitions and other consolidation activities in the automobile industry which may exacerbate our customer concentration.
The potential mergers, acquisitions and other consolidation activities in China’s automobile industry will result in a lower number of automakers and dealers, which make up a major part of our customer base. We are already subject to risks related to customer concentration. See “—A limited number of automaker customers have accounted for, and are expected to continue to account for, a large portion of our revenues. Failure to maintain or to increase revenues from these customers could harm our prospects.” Further consolidation within the automobile industry could exacerbate our customer concentration. If we fail to maintain a good relationship with a large customer, our business, results of operations and financial condition could be harmed.
Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to adapt to or comply with the evolving expectations and standards on environmental, social and governance matters from investors and the PRC government may adversely affect our business, financial condition and results of operation.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other
ESG-related
matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs and/or ordinary shares could be materially and adversely effected.
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
The credit terms we extend to our customers result in accounts receivable. As of December 31, 2019, 2020 and 2021, our accounts receivable (net of allowance for doubtful accounts) were RMB3,231.5 million, RMB3,124.2 million and RMB2,139.5 million, respectively, and we recognized additions to allowance for doubtful accounts of RMB36.7 million, RMB95.7 million and RMB53.3 million in 2019, 2020 and 2021, respectively. We usually make credit assessment of our customers before entering into agreements. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each of our customers before entering into agreements, neither can we guarantee that each of these customers will be able to strictly follow and enforce the payment schedules provided in the agreements. Any inability of our customers to pay us in a timely manner may adversely affect our liquidity and cash flows, which in turn has a material adverse effect on our business operations and financial condition.
Our short-term investments may expose us to default risk and adversely affect our business, financial condition and results of operations.
During the years ended December 31, 2019, 2020 and 2021, we invested in bank deposits and adjustable-rate financial products with original maturities of less than 1 year. As of December 31, 2019, 2020 and 2021, our short-term investments amounted to RMB10,806.8 million, RMB12,878.2 million and RMB16,496.3 million, respectively. We are subject to default risk associated with these short-term investments, and we have experienced default on payment by asset managers of certain of our investments. For example, the investment of one of our subsidiaries in a financial product experienced default on payment by the financial institution when the relevant investment units reached maturity. As of the date of this annual report, we have not received the payment from such financial institution, for which we recognized the related loss in the consolidated statements of comprehensive income, and we cannot guarantee that we can ultimately successfully collect the related amount. Neither can we assure you that we will receive investment income or will not incur financial losses from our other investments. In addition, changes of inputs such as annual interest rate will change the fair value of certain of our short-term investments. In the event that we incur financial losses from these short-term investments, our business, financial condition and results of operations may be adversely affected.

Inaccuracy in pricing and listing information provided by third parties on our platform may adversely affect our business and financial performance.
Our automobile listings and promotional information are provided and updated by third parties on our platform, including the automakers, dealers, financial partners and used car sellers. Users interested in particular vehicle models can conveniently search for up-to-date
information on such models without having to visit the local showrooms of relevant dealers or solicit related information from other sources. Although we have optimized our system to detect pricing inaccuracy and have leveraged our advanced technology and third-party data to improve the accuracy of price listings and promotional information on our platform, we cannot assure you that these measures are always effective to ensure the accuracy and reliability of pricing and listing information provided to our users. If such listings and promotional information provided by the third parties on our platform are frequently inaccurate or not reliable, our users may lose faith in our websites and mobile applications, resulting in reduced user traffic to our websites and mobile applications and diminished value to customers. We may receive more customer complaints, and we may need to allocate more resources in responding and handling such complaints. We cannot guarantee that such complaints will be resolved in satisfactory outcome. Our reputation could be harmed, which could adversely affect our business and financial performance. For used car listings on our platforms in particular, we are subject to risks associated with inaccurate representation of used car conditions in the inspection reports we show on the listings. We may receive complaints or claims of damages arising out of such inaccuracies. While we are attempting to mitigate the issue through third-party inspection warranty, revising the report items and showing inspection methodologies, there is no guarantee that those measures will be effective.
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
Since our auto finance business is subject to broad regulation and supervision in the PRC, we may need to handle regulatory inspections during our ordinary course of business from time to time. In addition, although we don’t have business operations in the U.S., we may nevertheless be subject to its laws and regulations related to our auto finance business such as anti-money laundering laws and regulations. We have developed an internal control system relating to compliance matters for auto finance business. However, we cannot assure you that the internal control system could always work effectively in tracking and administering the compliance matters relevant to our auto finance business and we may need to incur increased compliance costs to maintain and upgrade such internal control system effectively. If we cannot satisfy any of the requirements of competent authorities, we would be exposed to the relevant regulatory risks, which may result in penalties imposed against us.
Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition and results of operations.

The global financial markets experienced significant disruptions in 2008 and the United States, European and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. In addition, the recent conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. It is unclear whether these challenges will continue to exist and what effects they each may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of automobiles, and our customers may also defer, reduce or cancel purchasing our services. To the extent any fluctuations in the Chinese economy significantly affect automakers’ and dealers’ demand for our services or change their spending habits, our results of operations may be materially and adversely affected.
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
We rely on a combination of trademark, patent, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as through confidentiality agreements and other measures, to protect our intellectual property rights. Our major brand names and logos are registered trademarks in China. Most of our originally-generated content and professionally-generated content available on our websites and mobile applications and proprietary software are protected by copyright laws. Despite our precautions, third parties may obtain and use our intellectual property without our authorization. Historically, the legal system and courts of the PRC have not protected intellectual property rights to the same extent as the legal system and courts of the United States, and companies operating in the PRC continue to face an increased risk of intellectual property infringement. Furthermore, the validity, application, enforceability and scope of protection of intellectual property rights for many internet-related activities, such as internet commercial methods patents, are uncertain and still evolving in China and abroad, which may make it more difficult for us to protect our intellectual property. From time to time, other websites or mobile applications may use our articles, photos or other content without our proper authorization. Although such use has not in the past caused any material damage to our business, it is possible that there may be misappropriation on a much larger scale with a material adverse impact to our business. If we are unable to adequately protect our intellectual property rights in the future, our brand and business may suffer.
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
The PRC government has adopted regulations governing advertising content as well as internet access and the distribution of information over the internet. Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our websites and mobile applications to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Advertisements.” Under the Administrative Measures for Internet Information Services, which were promulgated in September 2000 and revised in January 2011, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, compromises national security, harms the dignity or interests of the state, incites ethnic hatred or racial discrimination, undermines the PRC’s religious policy, disturbs social order, disseminates obscenity or pornography, encourages gambling, violence, murder or fear, incites the commission of a crime, infringes upon the lawful rights and interests of a third party, or is otherwise prohibited by law or administrative regulations. Internet service providers are required to conduct verification of identity information of users. If information disseminated by internet users on their internet accounts or internet chat groups contains information prohibited by laws and regulations, the service providers are obliged to take measures including issuing warnings to the relevant users, suspending their publication of the inappropriate information or closing their accounts or chat groups. Under the Provisions on Governance of Network Information Content Ecosystem, which was promulgated on December 15, 2019 and came into effect on March 1, 2020, the network information content service platform shall strengthen the management of information content, and upon detecting any illegal information, shall immediately take measures prescribed by laws, keep relevant records, and report to the relevant competent authority. Additionally, the network information content platform shall also strengthen the examination and inspection of the advertising space set on the platform and the advertising content displayed on the platform. Those who publish illegal advertisements shall be punished according to laws. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet Content Services.” Under the Provisions on the Administration of Online Live Streaming Services, online live-streaming service providers shall establish platforms for reviewing live-streaming content. Online live-streaming service providers and online live-streaming publishers that provide internet news information services without permits, or exceeding the scope of their permits, are subject to punishment. In addition, online live-streaming service providers shall make record filings with the local internet information office and the local public security authorities. Online live-streaming service providers that fail to file records with or get relevant permission from relevant authorities will be punished in accordance with laws. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Online Performances and Online Live-streaming Services.”
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

In addition, if we finance acquisitions by issuing equity or convertible debt securities, our existing shareholders may be diluted, which could affect the market price of our ADSs and/or ordinary shares.
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
We have undertaken, and may undertake in the future, partial or complete divestitures or other disposal transactions in connection with certain of our businesses and assets, particularly ones that are not closely related to our core focus areas or might require excessive resources or financial capital, to help our company meet its objectives. We also have and may in the future withdraw from certain of our businesses to shift our focus to other businesses. For example, we substantially withdrew from the offline insurance brokerage business in the PRC in 2021. These decisions are largely based on our management’s assessment of the business models and likelihood of success of these businesses. However, our judgment could be inaccurate, and we may not achieve the desired strategic and financial benefits from these transactions. Our financial results could be adversely affected by the impact from the loss of earnings and corporate overhead contribution/allocation associated with divested businesses. In addition, as our net (loss)/ income from discontinued operations are non-recurrent,
it may be difficult for investors and analysts to predict our future earnings potential based on our historical financial performance.
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
As of March 31, 2022, Yun Chen Capital Cayman, or Yun Chen, a subsidiary of Ping An Group, owned 44.8% of the total equity interest in our company. Because Ping An Group beneficially owns a significant percentage of the voting rights in our company, it has substantial influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Without the consent of Ping An Group, we may be prevented from entering into transactions that could be beneficial to us. The interests of Ping An Group may differ from the interests of our other shareholders. Furthermore, Ping An Group’s business activities, although not related to our operations, may adversely impact reputation. As Ping An Group is a public company listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, and beneficially controls a significant percentage of our voting rights, Ping An Group may be required to disclose information on us from time to time, which may subject us to additional costs and efforts in making such disclosures.
We have and expect to continue to have related party transactions with Ping An Group. In 2019, 2020 and 2021, Ping An Group provided us with services and assets in the amount of RMB107.7 million, RMB156.4 million and RMB176.9 million (US$27.8 million), respectively. In 2019, 2020 and 2021, we provided services to Ping An Group in the amount of RMB447.0 million, RMB621.8 million and RMB417.1 million (US$65.4 million), respectively. Besides these transactions, we had cash or time deposits in commercial banks associated with Ping An Group and purchased short-term cash management products managed by Ping An Group as a part of our cash management plan, which totaled RMB 1,907.2 million, RMB3,466.9 million and RMB4,144.8 million (US$650.4 million) as of December 31, 2019, 2020 and 2021, respectively. In January 2022, we entered into a limited partner interest subscription agreement, a limited partnership agreement and certain other auxiliary documents with Ping An Capital Co., Ltd., pursuant to which we agreed to subscribe for RMB400 million worth of limited partner interests in an equity investment fund managed by Ping An Capital Co., Ltd. Although we did not and do not expect to rely upon revenues from Ping An Group, if Ping An Group decides to reduce or even terminate its transactions with us, our business, financial conditions and results of operations may be adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs and/or ordinary shares may be adversely impacted.
The U.S. Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2021. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs and/or ordinary shares. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
We have limited business insurance coverage.
As of December 31, 2021, we maintained all the insurance policies required by PRC laws and regulations. We consider that the coverage from the insurance policies maintained by us is in line with the industry norm. However, insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.
We face risks related to health epidemics and natural disasters.
We are vulnerable to health epidemics, natural disasters, and other calamities. Any of such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our offices, which may disrupt our business operations and adversely affect our results of operations. In addition, our results of operations could be adversely affected to the extent that any of these catastrophic events harms the Chinese economy in general. For example, our business has been negatively impacted by the
COVID-19
pandemic, especially in the first half of 2020, during which operation of ours, automakers and dealers slowed down, automobile production and purchases declined and the general economy of China was negatively impacted due to, among others, the precautionary government-imposed closures of certain travel and business, the government’s order to delay resumption of service and mass production and the related quarantine measures. The spread of
COVID-19
had been substantially controlled in China in late 2020. However, since 2021, there has been a resurgence of COVID-19 cases caused by new variants such as Delta and Omicron in multiple cities in China, as well as across the world. Restrictions have been re-imposed
in certain cities to combat such outbreaks and emerging variants of the virus. The long-term trajectory of
COVID-19,
both in terms of scope and intensity of the pandemic, in China as well as globally, together with its impact on the industry and the broader economy remain difficult to assess or predict and face significant uncertainties that will be difficult to quantify. The extent to which the
COVID-19
pandemic impacts us and the Chinese economy as a whole in 2022 and beyond depends on its future developments, which are highly uncertain and unpredictable. If there is not a material recovery in the
COVID-19
situation, or it further deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected.

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
Current PRC laws and regulations place certain restrictions on foreign ownership of companies that provide internet content services in China. Pursuant to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Version) promulgated on December 27, 2021 and became effective on January 1, 2022, or the Negative List, and the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council on December 11, 2001 and amended from time to time with the latest amendment to be effective on May 1, 2022, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider, unless otherwise stipulated in relevant rules. In addition, foreign investors are prohibited from investing in companies engaged in internet audio-visual programs businesses, internet culture businesses (except for music) and radio and television program production businesses. We are a Cayman Islands company and foreign legal person under PRC laws. Accordingly, neither we nor our wholly foreign-invested PRC subsidiaries are currently eligible to apply for the required licenses for providing internet content services or other value-added telecommunication services or conduct other businesses which foreign-owned companies are prohibited or restricted from conducting in China.
As such, we conduct our business activities related to internet content services by entering into a series of contractual arrangements with the VIEs in China, primarily including Autohome Information, Shengtuo Hongyuan and Shanghai Jinwu, and their respective shareholders. In particular, Autohome Information currently holds a license for provision of internet information services, or the ICP license, a Value-added Telecommunications License for Online Data Processing and Transaction Processing Business (for operational
e-commerce
only), a Surveying and Mapping Qualification Certificate for Internet Mapping which is in the process of the renewal, an Operating License for the Production and Dissemination of Radio and Television Programs, an internet Audio/Video Program Transmission License, and an Internet Culture Business Permit which is in the process of the renewal. In addition, Autohome Information is the sole shareholder of Shanghai Tianhe Insurance Brokerage Co., Ltd., or Shanghai Tianhe, an insurance brokerage company, which has completed the registration process required for engaging in online insurance business in the PRC. Shengtuo Hongyuan currently holds an ICP license, a Surveying and Mapping Qualification Certificate for Internet Mapping, and an Operating License for the Production and Dissemination of Radio and Television Programs and is operating the
che168.com
website and automobile application-related business. Shanghai Jinwu currently holds an ICP license, an auction business approval certificate, and is filed as an entity conducting used automobiles brokerage business in the relevant systems of the MOFCOM, and is operating the
www.ttpai.cn
website.
These VIEs are currently owned by individual shareholders who are PRC citizens and hold the requisite licenses or permits to operate internet business in China. We do not have any equity interests in these VIEs but substantially control their operations and receive the economic benefits through contractual arrangements. We have been and are expected to continue to be dependent upon these VIEs and their respective subsidiaries for the above mentioned business operations. For more information regarding these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities.”
Based on the advice of our PRC legal counsel, Commerce & Finance Law Offices, the corporate structure of the VIEs and our subsidiaries in China are in compliance with all existing PRC laws and regulations. However, we are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through our subsidiaries and VIEs with which we have maintained contractual arrangements. Investors in our ordinary shares or the ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The value of our ADSs/ordinary shares may decline or become worthless, if we are unable to assert our contractual control rights over the assets of the VIEs, which contributed 13.1% of our revenues in 2021. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. The PRC regulatory authorities could disallow the variable interest entities structure, which would likely result in a material adverse change in our operations, and our ordinary shares or our ADSs may decline significantly in value.
If we or any of our current or future VIEs or subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the MIIT, the CAC, which regulates internet information services companies, the CBIRC, whose predecessor is China Insurance Regulatory Commission, or the CIRC, and the China Securities Regulatory Commission, or the CSRC, would have broad discretion in dealing with such violations, including, without limitation, levying fines, confiscating our income or the income of Beijing Cheerbright Technologies Co., Ltd., or Autohome WFOE, Beijing Chezhiying Technology Co., Ltd., or Chezhiying WFOE, Shanghai Jinpai
E-commerce
Co., Ltd. or TTP WFOE, and the VIEs, revoking the business licenses or operating licenses of Autohome WFOE, Chezhiying WFOE, TTP WFOE and the VIEs, shutting down our servers or blocking our websites and mobile applications, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting the VIEs’ right to collect revenues, imposing additional conditions or requirements with which the VIEs may not be able to comply, or taking other enforcement actions that could be harmful to our business.
Any of these actions could cause significant disruption to our business operations, including our business operations not carried out through the VIEs, and severely damage our reputation, which would in turn materially and adversely affect our business and results of operations. As we generate substantially all our revenues through or with the support of our online platforms, whose operation is dependent on the business or operating licenses held by Autohome WFOE, Chezhiying WFOE and the VIEs, if such licenses are revoked, or if our servers are shut down or our websites and mobile applications are blocked, we may not be able to continue our operation. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the VIEs.
Our contractual arrangements with the VIEs may not be as effective in providing operational control as direct ownership.
We have relied and expect to continue to rely on (i) contractual arrangements with Autohome Information and its shareholders, (ii) contractual arrangements with Shengtuo Hongyuan and its shareholders and (iii) contractual arrangements with Shanghai Jinwu and its shareholder, among others. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities.” There are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant VIEs through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be materially adversely affected. Therefore, these contractual arrangements may not be as effective in providing us with control over the VIEs as direct ownership. If we had direct ownership of these entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by these entities and their shareholders of their contractual obligations to exercise control over the VIEs. Therefore, our contractual arrangements with the VIEs may not be as effective in ensuring our control over their operations as direct ownership would be.

The shareholders of the VIEs may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs. Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition.
The shareholders of the VIEs may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs. If the VIEs or their shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend resources to enforce our rights under the contracts. We may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of the VIEs were to refuse to transfer their equity interests in those companies to us or our designee when we exercise the call option pursuant to these contractual arrangements, if they transfer the equity interests to other persons against our interests, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.
All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected.
The contractual arrangements among our subsidiaries and the VIEs may be subject to scrutiny by the PRC tax authorities and a finding that we or the VIEs owe additional taxes could substantially reduce our consolidated net income and the value of your investment.
Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Autohome WFOE, Chezhiying WFOE, TTP WFOE, the VIEs and the shareholders of the VIEs do not represent arm’s length prices and consequently adjust Autohome WFOE, Chezhiying WFOE and TTP WFOE’s or the VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the VIEs, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on Autohome WFOE, Chezhiying WFOE, TTP WFOE or the VIEs for any unpaid taxes. Our consolidated net income may be materially and adversely affected if Autohome WFOE, Chezhiying WFOE and TTP WFOE or the VIEs’ tax liabilities increase or if they are subject to late payment fees or other penalties.
The interests of the individual nominee shareholders of the VIEs may be different from our interests, which may materially and adversely affect our business.
The individual nominee shareholders of Autohome Information and Shengtuo Hongyuan are Quan Long, the chairman of our board of directors and our chief executive officer, and Haiyun Lei, an employee of the affiliate of Yun Chen who has been working with Ping An Group and its affiliates for more than 20 years. They each hold 50% of the equity interests in Autohome Information and Shengtuo Hongyuan. Each of these two individuals is a PRC citizen. The individual nominee shareholder of Shanghai Jinwu is Weiwei Wang. Weiwei Wang is a PRC citizen and the founder of TTP. The interests of the individual nominee shareholders of the VIEs may be different from our interest. For example, the individual nominee shareholders of our VIEs do not have a significant equity stake in our company. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when a conflict of interest arises, any or all of these shareholders will act in the best interests of our company or such conflict will be resolved in our favor.

Currently, we rely on our contractual arrangements with these individual nominee shareholders and do not have other arrangements to address any potential difference of interests between them and our company. We rely on these individuals to comply with the laws of the PRC, which protect contracts, provide that directors and executive officers owe a duty of loyalty and a duty of diligence to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gain. We also rely on Mr. Quan Long, the chairman of our board of directors and our chief executive officer, to abide by the laws of the Cayman Islands, which provide that directors owe a duty of care to our company. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any difference of interests or dispute between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
The individual nominee shareholders of the VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the relevant VIEs and the validity or enforceability of our contractual arrangements with the relevant entity and its shareholders. For example, in the event that any of such individual nominee shareholders divorces his or her spouse, the spouse may claim that the equity interest of the relevant VIE held by such individual nominee shareholder is part of their community property and should be divided between such individual nominee shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interests may be obtained by the individual nominee shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the relevant VIE by us. Similarly, if any of the equity interests of the VIEs is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the relevant VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.
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
We are a holding company and conduct all of our business through our subsidiaries and VIEs. We may rely to a significant extent on dividends and other distributions on equity to be paid by our wholly owned PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.
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
We are an offshore holding company conducting our operations in China through our PRC subsidiaries and VIEs. We may make loans to our PRC subsidiaries and VIEs, or we may make additional capital contributions to our PRC subsidiaries. Any loans by us to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance its activities cannot exceed statutory limits and must be registered with the competent local counterpart of the SAFE, or filed with SAFE in its information system. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be filed with the MOFCOM and the State Administration for Market Regulation of the PRC, or SAMR, or their local counterparts. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the VIEs, which are PRC domestic companies. Further, we are not likely to finance the activities of the VIEs by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet content services.
Pursuant to the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16 which was promulgated in June 2016, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the
“conversion-at-will”
system for foreign currency settlement. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. According to SAFE Circular 19 and SAFE Circular 16, such Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, it is still not clear whether foreign-invested enterprises like our PRC subsidiaries are allowed to extend intercompany loans to the VIEs. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. As the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Foreign Exchange.”
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
If our PRC subsidiaries or VIEs become the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy some of our key assets, which could reduce the size of our operations and materially and adversely affect our business, our ability to generate revenues and the market price of our securities.

As of the date of this annual report, we conduct our business mostly through our PRC subsidiaries and the VIEs, which hold operating permits and licenses and some of the key assets that are important to the operation of our business. We expect to continue to be dependent on these VIEs to operate our business related to internet content services in China. If the above-mentioned VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which would materially and adversely affect our business, financial condition and results of operations. If such VIEs undergo a voluntary or involuntary liquidation proceeding, their equity holders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which would materially and adversely affect our business, our ability to generate revenues and the market price of our securities.
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
Risks Related to Doing Business in China
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ordinary shares or ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ordinary shares or ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs will be delisted and prohibited from trading in the United States under the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our ordinary shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. Such a prohibition would substantially impair your ability to sell or purchase our ordinary shares and/or ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ordinary shares and ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our ordinary shares and ADSs could be prohibited from trading in the United States in 2023.
The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and/or ordinary shares.
We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs and/or ordinary shares. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.
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
The PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
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
The VIE structure has been adopted by many
PRC-based
companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and we may face significant disruption to our business operations.” Although the Foreign Investment Law does not explicitly classify “contractual arrangements” as a form of foreign investment, it contains a catch-all
provision under the definition of “foreign investment” which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still reserves certain leeway for future legislation by the Stale Council to provide “contractual arrangements” as a form of foreign investment, in which case it will be uncertain as to whether our contractual arrangements with the VIEs will be deemed to be in violation of the market access requirements for foreign investments under the PRC laws and regulations, such as the Negative List. According to the Classification Catalog of Telecommunications Services, or 2015 Catalog and the Negative List, the provision of internet content services, which we conduct through the VIEs, is subject to foreign investment restrictions. Therefore, such foreign investment restrictions will be inevitably imposed on the VIEs if our contractual arrangements with the VIEs are further defined or regarded as a form of foreign investment by any future provisions stipulated in laws or administrative regulations or other methods prescribed by the State Council. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we could complete such actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected. Given the foregoing, uncertainties still exist in relation to the interpretation and implementation of the Foreign Investment Law, which may result in adverse impact on our current corporate structure.

If our contractual arrangements with the VIEs are defined or regarded as a form of foreign investment in the future, our corporate governance practice may be impacted and our compliance costs may increase. For instance, the Foreign Investment Law requires foreign investors or foreign-funded enterprises to submit the investment information to competent governmental authorities for review. Although the contents and scope of such information shall be determined under the principle of necessity and the information that can be obtained through interdepartmental information sharing will not be required to be resubmitted, foreign investors or foreign-funded enterprises which fail to report their investment information as requested will be required to take corrective measures and/or be subject to fines. Moreover, the Foreign Investment Law provides that a security examination mechanism will be established to examine any foreign investment activity that affects or may affect national security. The decision made upon the security examination may impact the operations of the foreign-funded enterprises.
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
The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to the PRC government regulation of the internet industry include, but are not limited to, the following:

•
We only have contractual control over our websites and mobile applications. We do not own the websites or the mobile applications due to the restriction on foreign investment in value-added telecommunication services and internet content provision services.

•
There are uncertainties relating to the regulation of the internet industry in China, including evolving licensing requirements. This means that permits, licenses or operations at some of our subsidiaries and VIEs may be subject to challenge, or we may fail to obtain permits or licenses that applicable regulators may deem necessary for our operations, or we may not be able to obtain or renew permits or licenses. For example, the VIEs may be required to obtain additional licenses, including internet publishing licenses and internet news information service licenses, if the release of articles and information on our mobile applications and websites is deemed by the PRC regulatory authorities as being provision of internet publishing service, internet news information service. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet Publishing” and “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet News Information Service” for additional details.

•
The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in March 2018, the State Council announced to transform the Central Leading Group for Cyberspace Affairs into a new department, the Office of the Central Cyberspace Affairs Commission. The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry, and the National Computer Network and Information Security Management Center was adjusted to be managed by the Office of the Central Cyberspace Affairs Commission Office instead of the MIIT.

•
New laws and regulations may be promulgated to regulate internet activities. As such, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

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

On July 13, 2006, the MIIT, issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunications license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, Autohome Information, Shengtuo Hongyuan and Shanghai Jinwu, three of the VIEs, own the related domain names and trademarks and hold the ICP licenses, necessary to conduct our operations for websites and mobile applications in China.
On August 31, 2018, the Standing Committee of the National People’s Congress of China issued the
E-commerce
Law, which came into effect on January 1, 2019. Pursuant to the
E-commerce
Law, operators of
e-commerce
platforms shall verify and register the basic information of
e-commerce
operators on their platforms, including the identity, address, contact and administrative license, and establish archives with regular updates for such information. It further provides that operators of
e-commerce
platforms shall submit information on the identification of
e-commerce
operators to department for market regulation, and submit
e-commerce
operators’ identification information and other information relating to tax payment to tax authority. Additionally, operators of
e-commerce
platforms shall record and save information released on their platform about commodities and services, and report to competent authorities, if such information shows that
e-commerce
operators have failed to obtain the administrative license when they are subject to the relevant administrative approval, or commodities sold or services offered by
e-commerce
operators are found to be in violation of certain requirements to safeguard personal safety, property security and the requirements on environmental protection, or to be prohibited by laws and administrative regulations. The
E-commerce
Law establishes obligations to protect consumers for operators of
e-commerce
platforms, such as obligations to protect consumers’ personal information and record information of deals concluded on their platforms, obligations to refund guarantee deposits to consumers in a timely manner and obligations to noticeably label commodities or services ranked under competitive bidding with the word “Advertisement.”
E-commerce
operators shall not conduct false or misleading commercial publicity by fabricating transactions, making up user reviews or any other means, to cheat or mislead consumers.
E-commerce
platform operators shall not delete consumers’ ratings of commodities sold or services provided on the platform. We have carried out compliance work in accordance with these regulatory requirements. However, there are substantial uncertainties with respect to the interpretation and implementation of the
E-commerce
Law and how it may impact our business operations. We cannot guarantee that the compliance measures we have taken are fully consistent with the interpretation of regulators, and there is a risk that the company will be punished by those regulators because of any non-compliance
activities.
In addition, on February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day, aiming at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. The Guideline intends to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related operators and service providers on online platforms, i.e. unfairly locking in exclusive agreements with operators on the platform and targeting specific customers with unreasonable big-data
driven tailored pricing through their online behavior to eliminate or limit market competition. As of the date of this annual report, we have not been subject to any regulatory actions or investigations in connection with anti-monopoly. However, as the Guideline is newly enacted, there remains uncertainties as to how the Guideline will be implemented, and we cannot assure you that the governmental authorities will not take an opposite opinion. Any failure or perceived failure by us to comply with the Guideline and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.
The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we will be able to maintain our existing licenses or obtain any new licenses if required by any new laws or regulations. There are also risks that we may be found to violate existing or future laws and regulations given the uncertainty and complexity of China’s regulation of the internet industry. If we or the VIEs fail to obtain or maintain any of the required assets, licenses or approvals, our continued business operations in the internet industry may subject us to various penalties, including the confiscation of illegal net revenues, fines and the discontinuation or restriction of our operations, any of which would materially and adversely affect our business and results of operations.

The approval of and filing with the CSRC or other PRC government authorities may be required if we were to conduct offshore offerings in the future, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up,
on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.
The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Provisions and the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on
offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its follow-on
offering within three business days after completion of the
follow-on
offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses or related operation permits and fines on the controlling shareholder and other responsible persons. The Draft Provisions also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.
As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on
financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all, if we were to conduct any overseas offering.

Relatedly, on December 27, 2021, the NDRC and the MOFCOM, jointly issued the Negative List, effective from January 1, 2022. Pursuant to the Negative List, if a domestic company engaging in the prohibited business stipulated in the Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. According to the public responses of relevant officials from the NDRC and the MOFCOM to reporters’ questions regarding the Negative List, no reduction in shareholding percentage of foreign investor is required with respect to enterprises that have been listed overseas, if the percentage of foreign shareholding of such enterprises had exceeded the stipulated threshold before the promulgation of the Negative List. As the Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.
In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from and filing with the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures and the enacted version of the Draft Regulations on Network Data Security, are required if we were to conduct offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. If we were to conduct offshore offerings in the future and fail to obtain such approval or complete such filing procedures, or such approval or filing, if obtained by us, were to be rescinded, we would be subject to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.
It may be difficult for overseas regulators to conduct investigations or collect evidence within China.
Shareholder claims or regulatory investigations that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, without the consent by the Chinese securities regulatory authorities under the State Council and the State Council related competent agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “—Risks Related to Our ADSs and Ordinary Shares—You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts or Hong Kong courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and substantially all of our directors and officers reside outside the United States and Hong Kong” for risks associated with investing in us as a Cayman Islands company.

Fluctuations in exchange rates may have a material adverse effect on your investment.
Substantially all of our revenues and costs are denominated in RMB. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. In July 2005, the PRC government changed its decades-old
policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year
period. Between February 2018 and December 31, 2018, the RMB depreciated significantly, over 8% against the U.S. dollar. During the period from August 2019 to December 2019, the RMB depreciated to over seven per U.S. dollar, the lowest rate in over a decade. Since 2020, the RMB has appreciated about 2.3% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.
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
The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs and/or ordinary shares.
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
On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of
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
The amended Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state”, or HNTEs, which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain qualification criteria. In addition, PRC laws permit reduction in income tax for “key software enterprises”, or KSEs, or “software enterprises.” All of these statuses are subject to review and renewal, with HNTEs to be renewed every three years and KSEs and software enterprises annually. Currently we have six subsidiaries eligible for preferential tax treatments, six of which are recognized as HNTE and are eligible for the preferential 15% enterprise income tax rate, three of which are recognized as software enterprises and are exempt from income tax for the tax years of 2019 and 2020, while only one of which is accredited as KSEs and enjoys a preferential enterprise income tax rate of 10%. However, if any of these subsidiaries fails to pass the review by, and filing with, the relevant tax authorities to be qualified as a HNTE, a KSE or a software enterprise, such company will no longer enjoy the corresponding preferential tax treatment described above.
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

Pursuant to the amended Enterprise Income Tax Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors, which are non-PRC
tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we conduct our business through our wholly-owned subsidiaries and VIEs in the PRC, of which Autohome WFOE and Chezhiying WFOE are the primary beneficiaries of the VIEs. Autohome WFOE is 100% owned by Cheerbright, our wholly owned subsidiary located in the British Virgin Islands. The British Virgin Islands currently does not have any tax treaty with China with respect to withholding tax. As long as Cheerbright is considered a non-PRC
resident enterprise, dividends that it receives from Autohome WFOE may be subject to withholding tax at a rate of 10%. As to our subsidiaries located in Hong Kong, such as Autohome Media Limited, the shareholder of our PRC subsidiaries currently engaging in advertising business, and Autohome Link Hong Kong Limited, the shareholder of Chezhiying WFOE, under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, effective on January 1, 2007, as long as each of our Hong Kong subsidiaries is considered a non-PRC
resident enterprise and directly holds at least 25% of the equity interests of its respective PRC subsidiaries, dividends that it receives from its PRC subsidiaries may be subject to withholding tax at a preferential rate of 5%, if it is the beneficial owner of the dividends, upon receiving the approval from the local tax authority. In August 2015, the SAT promulgated the Administrative Measures for
Non-Resident
Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. The SAT Circular 60 was replaced by the Administrative Measures for
Non-Resident
Taxpayers to Enjoy Treatments under Treaties, or SAT Circular 35, promulgated by the SAT on October 14, 2019 and became effective on January 1, 2020. Pursuant to the SAT Circular 35,
non-resident
enterprises are not required to obtain
pre-approval
from the relevant tax authority in order to enjoy the reduced withholding tax rate, and non-resident
enterprises and their withholding agents may, by self-assessment and upon their confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms when performing tax filings. Moreover, non-resident
enterprises and their withholding agents shall keep the supporting documents for post-filing examinations by the relevant tax authorities.
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
There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the conflict in Ukraine and sanctions on Russia. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. For example, export controls, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of Chinese technology companies. The United States has also threatened to impose further export controls, sanctions, trade embargoes, and other heightened regulatory requirements on China and Chinese companies for alleged activities both inside and outside of China. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, MOFCOM published Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures in January 2021 to counter restrictions imposed by foreign countries on Chinese citizens and companies. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies.
While cross-border business currently may not be an area of our focus and we are scaling back our European business, any rising trade and political tensions or unfavorable government policies on international trade and Chinese companies could impact our competitive position or hinder our commercial activities in certain countries. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

Risks Related to Our ADSs and Ordinary Shares
The trading price of our ADSs and/or ordinary shares has been and is likely to continue to be, volatile, which could result in substantial losses to holders of our ADSs and/or ordinary shares.
The trading price of our ADSs and/or ordinary shares has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the daily closing trading prices for our ADSs on the NYSE ranged from US$26.13 to US$137.92 in 2021. Likewise, the daily closing trading prices for our ordinary shares on the Hong Kong Stock Exchange ranged from HK$54.25 to HK$197.60 in 2021 since our listing on the Hong Kong Stock Exchange in March 2021. The trading price for our ADSs and/or ordinary shares may continue to fluctuate in response to factors including, without limitation, the following:

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	conditions in the entire automotive ecosystem;

•	conditions in the online industry;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions to our expected results;

•	changes in financial estimates by securities research analysts;

•	fluctuations of exchange rates among the RMB, the Hong Kong dollar and the U.S. dollar;

•	announcements of studies and reports relating to the quality of our services or those of our competitors;

•	changes in the economic performance or market valuations of other companies that provide online automotive related services;

•	announcements by us or our competitors of new solutions, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived potential sales of additional ordinary shares or ADSs;

•	obtaining or revocation of any operating license or permit in relation to our business;

•	pending or potential litigation or administrative investigation;

•	publicity involving our business and the effectiveness of our sales and marketing activities; and

•	alleged untrue statement of a material fact or alleged omission to state a material fact in our public announcements or press releases or misinterpretation thereto.
In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. For example, concerns over economic slowdown resulting from the
COVID-19
pandemic have triggered a US key market-wide circuit breaker for several times since March 9, 2020, leading to a historic drop for the US capital market. No guarantee can be given on how the capital markets will react although actions have been taken worldwide to combat the spread of the coronavirus. These broad market and industry fluctuations may adversely affect the market price of our ADSs and/or ordinary shares. The market price of our ADSs and/or ordinary shares may also be adversely affected by any alleged untrue statement or alleged omission to state a material fact in our public announcements or press releases, which may even lead to securities class action suits against us. In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. Volatility or a lack of positive performance in our ADS and/or ordinary share price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.
We completed our public offering in Hong Kong in March 2021 and the trading of our ordinary shares on the Hong Kong Stock Exchange commenced on March 15, 2021 under the stock code “2518.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19 of the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the listing of our ordinary shares on the Hong Kong Stock Exchange, we applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO. As a result, we adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.
Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO, which could result in us having to amend our corporate structure and memorandum and articles of association and our incurring of incremental compliance costs.
We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and/or ordinary shares and could diminish our cash reserves.
On November 18, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$200 million of our ADSs over the next 12 months. The share repurchase program was publicly announced on the same day. Our share repurchase program could affect the price of our stock and increase volatility, diminish our cash reserve, and may be suspended or terminated at any time. We cannot guarantee that any share repurchase program we institute, including the program approved on November 18, 2021, will be fully consummated or that it will enhance long-term shareholder value. For details of the volume of ADSs repurchased pursuant to our repurchase program, please see “Item 16E—Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”
If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research or reports about our business or if they adversely change their recommendations regarding our ADSs and/or ordinary shares, the market price for our ADSs and/or ordinary shares and trading volume could decline.
The trading market for our ADSs and/or ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If we do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs and/or ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for our ADSs and/or ordinary shares would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs and/or ordinary shares to decline.

Although we adopted regular dividend policy in 2019, we cannot assure you that our existing dividend policy will not change in the future or the amount of dividends that you may receive, neither can we guarantee that we will have sufficient profits, reserves set aside from profits or otherwise funds to justify and enable dividend declaration and payment in compliance with laws for any year and, therefore, you may need to rely on price appreciation of our ADSs and/or ordinary shares as the sole source for return on your investment.
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
Furthermore, our regular dividend policy is subject to change at any time at the discretion of our board of directors, and there can be no assurance that we will not adjust or terminate our dividend policy in the future. Accordingly, you should not rely on your investment in our ADSs and/or ordinary shares as a source for any future dividend income and the future return on your investment in our ADSs and/or ordinary shares will likely depend entirely upon any future price appreciation of our ADSs and/or ordinary shares. There is no guarantee that our ADSs and/or ordinary shares will appreciate in value or even maintain the price at which you purchased the ADSs and/or ordinary shares. You may not realize a return on your investment in our ADSs and/or ordinary shares and you may even lose your entire investment in our ADSs and/or ordinary shares.
Substantial future sales or perceived potential sales of our shares could cause the price of our ADSs and/or ordinary shares to decline.
Sales of our ADSs and/or ordinary shares in the public market or through private transactions, or the perception that these sales could occur, could cause the market price of our ADSs and/or ordinary shares to decline. Yun Chen owned 44.8% of our total outstanding shares as of March 31, 2022. In addition to unregistered sale, it can also dispose of these shares through registered transaction as it has the right to cause us to register under the Securities Act the sale of its shares. Sales of these shares, or the perception that such sales could occur, could cause the price of our ADSs and/or ordinary shares to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We cannot predict what effect, if any market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs and/or ordinary shares.
In addition, if we issue additional ordinary shares, through private transactions or in the public markets in the United States, Hong Kong or another jurisdiction, your ownership interests in our company would be diluted and this, in turn, could have a material and adverse effect on the price of our ADSs and/or ordinary shares.
Holders of our ADSs may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.
Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the ordinary shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. Upon receipt of their voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions.

Pursuant to our sixth amended and restated memorandum and articles of association, we may convene a shareholders’ meeting upon 14 calendar days’ notice. If we give timely notice to the depositary under the terms of the deposit agreement (30 business days’ notice), the depositary will notify holders of our ADSs, of the upcoming general meeting and arrange to deliver our voting materials to them. We cannot guarantee that holders of our ADSs will receive the voting materials in time to instruct the depositary to vote the ordinary shares underlying their ADSs, and it is possible that they, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that holders of our ADSs may not be able to exercise their right to vote and there may be nothing they can do if the ordinary shares underlying their ADSs are not voted as they requested. In addition, although holders of our ADSs may directly exercise their right to vote by withdrawing the ordinary shares underlying their ADSs and become a registered holder of such shares prior to the record date for the general meeting, they may not receive sufficient advance notice of an upcoming shareholders’ meeting to withdraw the ordinary shares underlying their ADSs to allow them to vote with respect to any specific matter.
The right of our ADS holders to participate in any future rights offerings may be limited, which may cause dilution to their holdings, and they may not receive cash dividends if it is illegal or impractical to make such dividends available to them.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders of our ADSs in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to holders of our ADSs unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings.
The depositary of our ADSs has agreed to pay to holders of our ADSs the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary is not responsible if it decides that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In those cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that holders of our ADSs may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to holders of our ADSs. These restrictions may have a material adverse effect on the value of the ADSs held by them.
Holders of our ADSs may be subject to limitations on the transfer of their ADSs.
Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts or Hong Kong courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and substantially all of our directors and officers reside outside the United States and Hong Kong.
We are incorporated in the Cayman Islands and conduct most of our operations in China through our PRC subsidiaries and VIEs. Most of our directors and officers reside in China and a substantial portion of the assets of such directors and officers are located in China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in United States or Hong Kong in the event that you believe that your rights have been infringed under the U.S. securities laws, Hong Kong laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States or Hong Kong, although the courts of the Cayman Islands will generally recognize and enforce a non-penal
judgment of a foreign court of competent jurisdiction without retrial on the merits.
Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Cayman Companies Act, and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors and officers, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts or a court of Hong Kong.
As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than shareholders of a corporation incorporated in a jurisdiction in the United States or Hong Kong.
Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs and/or ordinary shares.
Our sixth amended and restated memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs and/or ordinary shares may fall and the voting and other rights of the holders of our ADSs and/or ordinary shares may be materially and adversely affected. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.
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
We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States holders of the ADSs or ordinary shares to significant adverse tax consequences.
Under United States federal income tax law, we will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (generally based on the average quarterly value of our assets during the taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat the VIEs as being owned by us for United States federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. Assuming we are the owner of the VIEs for U.S. federal income tax purposes and based on our income and assets, including goodwill and unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and do not anticipate becoming a PFIC in the current taxable year or in future taxable years.
While we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and do not anticipate becoming a PFIC in the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs and/or ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs and/or ordinary shares from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive
income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were to be or become a PFIC, a U.S. Holder (as defined in “Item 10. Additional
Information-E.
Taxation-United States Federal Income Tax Considerations-General”) may incur significantly increased United States income tax on gains recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC as to such U.S. Holder for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. Alternatively, U.S. Holders of PFIC shares can sometimes avoid the rules described above by making certain elections, including a
“mark-to-market”
election or electing to treat a PFIC as a “qualified electing fund.” However, U.S. Holders will not be able to make an election to treat us as a “qualified electing fund” because, even if we were to be or become a PFIC, we do not intend to comply with the requirements necessary to permit U.S. Holders to make such election. Each U.S. Holder is urged to consult its tax adviser concerning the United States federal income tax consequences of owning and disposing of ADSs or ordinary shares if we were to be or become a PFIC. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”
We incur increased costs as a result of being a public company.
As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, including Section 404 therein relating to internal control over financial reporting, as well as rules subsequently implemented by the SEC and the NYSE, have detailed requirements concerning corporate governance practices of public companies. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management is required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We evaluate and monitor developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. We also incur additional costs as a result of the listing of our ordinary shares on the Hong Kong Stock Exchange. Our reporting and other compliance obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.
The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our ADSs and/or ordinary shares.
We are subject to Hong Kong and NYSE listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our ordinary shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa.
Exchange between our ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.
Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our ordinary shares may deposit ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also surrender ADSs and withdraw the underlying ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our ordinary shares on the Hong Kong Stock Exchange and our ADSs on NYSE may be adversely affected.

The time required for the exchange between ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of ordinary shares into ADSs involves costs.
There is no direct trading or settlement between NYSE and the Hong Kong Stock Exchange on which our ADSs and our ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York and unforeseen market circumstances or other factors may delay the deposit of ordinary shares in exchange of ADSs or the withdrawal of ordinary shares represented by the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines investors may anticipate.
Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.
An active trading market for our ordinary shares on the Hong Kong Stock Exchange might not develop or be sustained and trading prices of our ordinary shares might fluctuate significantly.
Since the listing of our ordinary shares on the Hong Kong Stock Exchange, we have consistently been an actively-traded company on the Hong Kong Stock Exchange. However, we cannot assure you that an active trading market for our ordinary shares on the Hong Kong Stock Exchange will be sustained. The trading price or liquidity for our ADSs on NYSE might not be indicative of those of our ordinary shares on the Hong Kong Stock Exchange. If an active trading market of our ordinary shares on the Hong Kong Stock Exchange is not sustained, the market price and liquidity of our ordinary shares could be materially and adversely affected.
In 2014, the Hong Kong, Shanghai and Shenzhen Stock Exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and mainland Chinese investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect currently covers over 2,000 equity securities trading in the Hong Kong, Shanghai and Shenzhen markets. Stock Connect allows mainland Chinese investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading; without Stock Connect, mainland Chinese investors would not otherwise have a direct and established means of engaging in Southbound Trading. However, it is unclear whether and when the ordinary shares of our company, with a secondary listing in Hong Kong, will be eligible to be traded through Stock Connect, if at all. The ineligibility or any delay of our ordinary shares for trading through Stock Connect will affect mainland Chinese investors’ ability to trade our ordinary shares and therefore may limit the liquidity of the trading of our ordinary shares on the Hong Kong Stock Exchange.
There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.
In connection with our initial public offering of ordinary shares in Hong Kong, or the Hong Kong IPO, we have established a branch register of members in Hong Kong, or the Hong Kong share register. Our ordinary shares that are traded on the Hong Kong Stock Exchange, including those issued in the Hong Kong IPO and those that may be converted from ADSs, are registered on the Hong Kong share register, and the trading of these ordinary shares on the Hong Kong Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate
ADS-ordinary
share conversion and trading between NYSE and the Hong Kong Stock Exchange, we also moved a portion of our issued ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.
Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller.

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their ordinary shares, including ordinary shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our ADSs and/or ordinary shares may be affected.
ITEM 4 INFORMATION ON THE COMPANY
A.
History and Development of the Company
We incorporated Autohome Inc. under the laws of the Cayman Islands under its former name, Sequel Limited, in June 2008 and adopted its current name in October 2011. Shortly after our inception, in June 2008, we acquired all of the equity interests of the following entities:

•	Cheerbright, a British Virgin Islands company that operates autohome.com.cn, which was launched in 2005;

•	Norstar Advertising Media Holdings Limited, or Norstar, a Cayman Islands company that, among other businesses, operated che168.com, which was launched in 2004; and

•	China Topside Limited, or China Topside, a British Virgin Islands company.
To sharpen our business focus on the automotive industry, we completed a corporate reorganization in 2011 by spinning off our then subsidiaries that were not involved in our core business, after which we have been focusing on serving the automotive industry in China through our
autohome.com.cn
and
che168.com
websites.
In October 2013, we acquired Autohome Media Limited through one of our wholly-owned subsidiaries in Hong Kong. Autohome Media Limited had engaged in the advertising business outside the PRC for more than three years at the time. We completed the migration of our advertising business from our then VIEs to the subsidiaries of Autohome Media Limited in 2015.
In December 2013, we completed our initial public offering of and listed our ADSs on the New York Stock Exchange under the symbol “ATHM.”
On June 22, 2016, Telstra Holdings Pty Limited, or Telstra, our then largest shareholder, completed the sale of approximately 47.4% of our then total issued and outstanding shares to Yun Chen for a consideration of US$1.6 billion. On February 22, 2017, Yun Chen further acquired from Telstra the remaining 6.5% equity interests held by Telstra in us.
In September 2017, we acquired 100% equity interests of Shanghai Tianhe, a company licensed by the CBIRC to engage in insurance brokerage business in the PRC, through Autohome Information, with a total cash consideration of RMB21.1 million.
In June 2018, we invested in TTP, a company operating an online bidding platform for used automobiles, and we acquired control in TTP in December 2020.
On March 15, 2021, our ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2518.” We raised from our global offering in connection with the listing in Hong Kong approximately HK$4,294.9 million in net proceeds after deducting underwriting commissions, share issuance costs and the offering expenses.
Our principal executive offices are located at 18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing 100080, the People’s Republic of China. Our telephone number at this address is +86 (10) 5985 7001. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands.
See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Material Cash Requirement” for a discussion of our capital expenditures and divestitures.

B.
Business Overview
Overview
We are the leading online destination for automobile consumers in China, ranking first among automotive service platforms in terms of mobile daily active users as of December 31, 2021 according to
QuestMobile
. Through our three websites,
autohome.com.cn
,
che168.com
and
ttpai.cn
, accessible through PCs, mobile devices, our mobile applications and mini apps, we deliver comprehensive, independent and interactive content and tools to automobile consumers as well as a full suite of services to automakers and dealers across the auto value chain.
We began in 2008 as a
content-led
vertical media company focusing on media services (“1.0 Media”). In 2016, we launched our “4+1” strategic transformation initiative (“2.0 Platform”), building a platform that covers “auto contents,” “auto transactions,” “auto financing” and “auto lifestyle” to transform and upgrade from a content-led
vertical company to a data and technology-driven automotive platform. Since 2018, we have focused on developing a full suite of intelligent products and solutions with artificial intelligence (“AI”), big data and cloud technologies (collectively, “ABC”) to build an integrated ecosystem that connects all participants in the auto industry by providing end-to-end
data-driven products and solutions across the value chain (“3.0 Intelligence”). We have been leveraging our “software as a service” (“SaaS”) capabilities together with our core AI, big data, and cloud technologies (“4.0 ABC + SaaS”) to both expand our product and service categories and refine our existing ones
,
and have upgraded our strategies to further develop the ecosystem around our offerings since 2021 to better serve stakeholders across the auto value chain, including consumers, automakers, dealers and other related eco-partners.
We generate revenues from media services, leads generation services and online marketplace and others.

•
Media services
: Through our media services, we provide automakers with targeted-marketing solutions in connection with brand promotion, new model release and sales promotion. Our large and engaged user base of automobile consumers provides a broad reach for automakers’ marketing messages.

•
Leads generation services
: Our leads generation services enable our dealer subscribers to create their own online stores, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of potential customers and effectively market their automobiles to consumers online and ultimately generate sales leads. Our leads generation services also include used car listing services, which provide a user interface that allows potential used car buyers to identify suitable listings and contact the relevant sellers.

•
Online marketplace and others
: While we continue to strengthen our media and leads generation services, we are also further developing our online marketplace and other businesses. These businesses focus on providing facilitation services for new and used vehicles transactions and other platform-based services for new and used car buyers and sellers. Through our auto financing business, we provide services to our cooperative financial institutions that involve facilitating the sale of their loans and insurance products to consumers and used automobile sellers. Towards the end of 2017, we began offering data products, which leverage our intelligent big data analytics capabilities and massive pool of accumulated user data to provide end-to-end
data- driven products and solutions for automakers and dealers across different stages of the value chain. We believe the breadth and depth of these products and solutions on our platform will allow us to build a robust and technology-driven automotive ecosystem that covers all aspects of the automobile ownership life cycle. We also provide comprehensive auto-related services to our users by integrating TTP’s offline vehicle examination, ownership transfer services and other ancillary services with our online services.

The chart below illustrates our integrated ecosystem, including transaction flows and fund flows within each of our businesses
1
:

1
As of December 31, 2021, the VIEs carried out primarily part of the leads generation services to dealers (used car listing services), part of used vehicles transaction services, and other comprehensive auto-related services.

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
Our Websites
Our user-centric approach has successfully attracted a growing user base with a steady increase of daily active users to our websites. We believe we are well-positioned to capture the fast growth of the internet penetration in China. Our
autohome.com.cn
website targets a wide spectrum of automobile consumers with a focus on new automobiles and our
che168.com
and
ttpai.cn
websites focus on used automobiles.
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

Our Mobile Websites and Applications
For mobile users, our content can be accessed on our websites, on our mobile applications and on our mini apps. We have made significant efforts in recent years to optimize the mobile version of our websites to display our content and develop and enhance the functions of our mobile applications to capture a greater number of users that access our services through mobile devices. For example, according to
QuestMobile
, the combined number of average daily active users for our mobile websites, primary application and mini-apps amounted to 36.8 million, 42.1 million and 46.9 million in December 2019, December 2020 and December 2021, respectively. We were among the earliest in our industry in China to introduce both
iOS-
and Android-based applications to allow users to easily access our content. Users can conveniently enjoy features available on our mobile websites and applications from their mobile devices, such as reading articles, checking vehicle prices and model parameters, viewing pictures, viewing dealer’s information, visiting our Autohome Mall and participating in forum discussions. We also launched a lite version of the Autohome application to attract younger audiences.
Our Content and Tools
The foundation of our platform is a large amount of originally-generated content, professionally-generated content, user-generated content, as well as a comprehensive automobile library and extensive automobile listing and promotional information organized around our automotive information database. Leveraging our content and user data, as well as our technological capabilities, we also offer a series of intelligent tools on our platform to provide our users with a smooth and efficient purchase experience.
Originally-generated Content
Our originally-generated content is created by our dedicated editorial team and includes automobile-related articles and reviews, pricing trends in various local markets, photographs, video clips and live streaming. This content covers topics throughout the automobile ownership life cycle, from automobile research, selection and purchase to ownership and maintenance and to eventual replacement. In 2018, we launched a new channel focusing on new energy vehicles to accommodate the increasing interest and attention of our users on new energy vehicles. Our review writers obtain first-hand experiences by test-driving many newly released vehicle models provided by various automakers. We also have an
AH-100
Vehicle Rating System which applies standard criteria to measure a comprehensive set of performance-based features of the vehicles on sale, such as safety, dynamics, fuel consumption, comfortableness and driving experience. Our
AH-100
Vehicle Rating System helps automobile consumers make an easier choice when selecting vehicles to purchase. In 2021, we further launched our motorcycle model library and car-in-use
model library to expand our content offerings and rolled out Modified Car channel to broaden our user reach. Our editorial team at our Beijing headquarters and sales offices located in 63 cities throughout China work closely with automakers, dealers and other industry participants to create automobile-related articles. Although automakers may provide us with sample vehicles to test drive, we review all new automobiles independently, based upon our teams’ experience and from our users’ perspective.
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
Professionally-generated Content
In 2016, we launched an open content platform to invite the key opinion leaders and influential bloggers or writers in the automotive field to contribute their high-quality professional review, analysis and insights on automotive-related topics, including vehicle reviews, industry trends, auto photography, maintenance and others. Our diversified professionally-generated contents complement our automotive ecosystem strategy and bring our users enriched and customized content consisting of high-quality articles, photographs, video clips and live streaming. As of December 31, 2021, we had 26,950 professional content contributors on our platform, compared to over 24,900 contributors as of December 31, 2020. Since 2018, we have been expanding our collaboration with automakers, key opinion leaders, professional experts and social media to further upgrade our professionally-generated content ecosystem.

User-generated Content and User Forum
Our platform hosts an open and vibrant community of automobile consumers, from first-time buyers to sophisticated automobile enthusiasts. Our user community centers around our discussion forums, which are organized based on vehicle models, cities and regions, and various topics of interest. Registered users utilize our discussion forums to share a wide range of automotive experiences such as driving experiences and usage and maintenance tips. Users also frequently provide reviews of automobiles or automotive products and services, post questions and receive answers from fellow forum members. We continued to enhance user engagement and participation in the content generation and delivery process. For example, in addition to the lite version of the Autohome application launched to attract younger audiences, we also rolled out Micro-Post channel, which allows users to post photos and make brief comments on the channel.
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
As of December 31, 2019, 2020 and 2021, we had over 110 million, over 135.5 million and over 170.4 million registered users, respectively. As our user base has grown and our user engagement and forum activity has increased, our database of user-generated content has expanded, which in turn has attracted more users.
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
Automobile Library and Listing
We have one of the most comprehensive automobile libraries within our industry in China with approximately 59,700 vehicle model configurations as of December 31, 2021.
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
AR-
and
VR-based
vehicle review functionality on our platform enables users to have a real perception of the specific vehicles they are interested in buying and has greatly enhanced user experience. In 2021, we also launched our motorcycle model library and car-in-use
model library to diversify our content offering.

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
In each of 2019, 2020 and 2021, 92, 92 and 91 automakers operating in China, which include independent Chinese automakers, joint ventures between Chinese and international automakers and international automakers that sell their cars made outside of China, purchased media services from us, respectively. As is customary in China, we sell our advertising services and solutions primarily through third-party advertising agencies that represent the automakers and automobile brands’ regional offices. We typically enter into individual advertising agreements with the third-party advertising agencies. Although we sell our advertising services and solutions to third-party advertising agencies, we consider the automakers and automobile brands’ regional offices, who are the main decision makers as to whether to place advertisements on our websites and mobile applications, to be our end-customers.

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
Leads Generation Services to Dealers
Our leads generation services enable our dealer subscribers to create their own online stores, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of potential customers and effectively market their automobiles to consumers online and ultimately generate sales leads. Our leads generation services also include used car listing services, which provide a user interface that allows potential used car buyers to identify suitable listings and contact the relevant sellers. We provided leads generation services to 27,100, 24,517 and 23,669 dealers in 2019, 2020 and 2021, respectively.
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

Online Marketplace and Other Services
Our online marketplace and other businesses include our data products, our new and used car transaction services and our auto financing business, among others. Our data products leverage our intelligent big data analytics capabilities and massive pool of accumulated user data to provide end-to-end
data-driven products and solutions for automakers and dealers across different stages of the value chain. We facilitate new and used vehicles transactions and provide other platform-based services for new and used car buyers and sellers. We also provide an extensive suite of auto-related services to our users by integrating TTP’s offline vehicle examination, ownership transfer services and other ancillary services with our online services. Through our auto financing business, we provide services to our cooperative financial institutions that involve facilitating the sale of their loans and insurance products to consumers and used automobile sellers.
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
and Smart Assistant. Our Intelligent New Car Launch product generates large user attention with comprehensive launch plans based on big data, informing automakers of when and where to launch new products, what groups of potential buyers to target, what competition and selling points strategies to adopt, and what creative content to use in the launch. Post-launch, automakers continue to benefit from our Intelligent Conversion and Intelligent Activities services in maintaining a high level of market enthusiasm in the newly launched products and other mature products. The Intelligent Showroom, which is an intelligent and scenario-based marketing platform, integrates the technologies of AR, VR, big data and voice recognition to achieve the functions of panoramic car shopping, smart push notifications and smart shopping guide. On this premise, we have further launched a series of additional digital technology products for automakers towards the end of 2021. Going forward, we will continue to enrich our data product portfolio to cover the data needs of the entire automobile ownership life cycle.
Used Vehicles Transactions
After the acquisition of TTP, we continuously enhance our strategic synergy and integration with TTP. Our transaction platform for used vehicles functions as a transaction system, which connects automobile buyers and used automobile sellers and facilitates their vehicle transactions on our platform through providing a wide range of auto related services, such as online bidding services, auto financing products and valuation tools. The used vehicle transaction platform has improved the under- served used automobile market and addressed problems such as lack of sourcing, traffic and consumer confidence, and has fostered business-to-consumer
purchasing experiences for our consumers. We also provide comprehensive auto-related services to our users by integrating TTP’s offline vehicle examination, ownership transfer services and other ancillary services with our online-based services.
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
We had an experienced product development team of 1,455 engineers as of December 31, 2021. Our past innovation has focused on helping users research, select and purchase suitable vehicles through our websites. We plan to develop additional products and services for our mobile applications and media-related technology and enhance our big data analytics capabilities and
AR-
and
VR-related
technologies.
Sales and Marketing and User Acquisition
Our nationwide
in-house
team of sales representatives sells our services to automakers and dealers. As of December 31, 2021, we had 1,427 sales and marketing representatives operating our physical sales office network spanning 63 cities across China and visiting customers in an additional 114 satellite cities. We have a prudent expansion plan and we typically only open new physical sales offices in a city after we have already established a sufficient customer base in the area. In cities where we do not yet have a customer base, we provide sales coverage by telephone. Our Beijing-based telephone sales team provides sales coverage to the cities in which we do not have physical sales offices. Our sales team also provides ongoing customer support to our customers. In the past years, we have successfully expanded our market presence in the first- and second-tier cities in China. We plan to continue to expand our sales and marketing efforts into third- and fourth-tier cities to further capture the opportunities for automobile sales growth in those markets.
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
We hold “
汽车之家
” and “
车之家
” (both meaning “auto home” in English), “AUTOHOME
®
” and “
天天拍车
” trademarks in China through the VIEs, with each registered under different categories. In addition, as of December 31, 2021, we held 81 pending trademark applications and 501 registered trademarks. As at the same date, we had 94 registered domain names, including our main website domain names,
autohome.com.cn
,
che168.com and ttpai.cn
, 263 pending patent applications, and 243 registered patents. We had 684 computer software copyrights as of December 31, 2021.
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
. We may also face competition from mobile applications of automakers as some automakers are exploring to connect with users directly. Competition will be centered on factors similar to those affecting our current media services and leads generation services, primarily centered on increasing user reach, user engagement and brand recognition, relationships with the suppliers, and attracting and retaining advertisers or customers, among other factors. For our transaction business, as online automobile transaction is a relatively new business model and consumers in China might be accustomed to make automobile purchases with traditional dealerships, we cannot guarantee that the automobile consumers in China will accept such business model. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face significant competition, and if we fail to compete effectively, we may lose market share and our business, prospects and results of operations may be materially and adversely affected.”
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
Regulations on Value-Added Telecommunications Services
On September 25, 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations, which draw a distinction between “basic telecommunication services” and “value-added telecommunications services.” The Telecommunications Regulations were subsequently revised on July 29, 2014 and on February 6, 2016. On December 28, 2015, the MIIT published the 2015 Catalog, which took effect on March 1, 2016 and was partially revised on June 6, 2019. Under the 2015 Catalog, “value-added telecommunication services” was further classified into two sub-categories
and 10 items. Both internet content provision services, or ICP services, and online data processing and transaction processing services are under the second subcategory of value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.
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
To comply with these PRC laws and regulations, Autohome Information, Shengtuo Hongyuan and Shanghai Jinwu, hold ICP licenses. Autohome Information also holds a value-added telecommunications license for conducting online data processing and transaction processing services (for
e-commerce
only).
Restrictions on Foreign Ownership in Value-Added Telecommunications Services
According to the FITE Provisions, promulgated by the State Council on December 11, 2001 and amended from time to time, with the latest amendment to be effective on May 1, 2022, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%, unless otherwise stipulated in relevant rules.
On July 13, 2006, the MIIT issued the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunications license or its shareholders must legally own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service operators are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the notice and cure such non-compliance,
the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their value-added telecommunications licenses.

To comply with these PRC regulations, we operate our websites through Autohome Information, Shengtuo Hongyuan and Shanghai Jinwu. Each of Autohome Information and Shengtuo Hongyuan is currently 50% owned by Quan Long and 50% owned by Haiyun Lei, both of whom are PRC citizens. Shanghai Jinwu is wholly owned by Weiwei Wang. Weiwei Wang is a PRC citizen. Each of Autohome Information, Shengtuo Hongyuan and Shanghai Jinwu holds an ICP license.
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
Moreover, the Foreign Investment Law establishes a foreign investment information reporting system. Foreign investors or foreign-funded enterprises shall submit the investment information to competent governmental departments for commerce through the enterprise registration system and the enterprise credit information publicity system. The contents and scope of foreign investment information to be reported shall be determined under the principle of necessity. Where foreign-investors or foreign-invested enterprises are found to be non-compliant
with these information reporting obligations, competent department for commerce shall order corrections within a specified period; if such corrections are not made in time, a penalty of not less than RMB100,000 yet not more than RMB500,000 shall be imposed. Aside from the reporting system for foreign investment information, the Foreign Investment Law shall also establish a security examination mechanism for foreign investment and conducts security review of foreign investment that affects or may affect national security. The decision made upon the security examination in accordance with the law shall be final. We will be subject to the Foreign Investment Law if our contractual arrangements with the VIEs are defined or regarded as a form of foreign investment in the future.
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
In accordance with the Internet Measures, ICP operators are required to monitor their websites. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their websites. The PRC government may order ICP operators to suspend their operations, or revoke their ICP licenses if such ICP license holders violate any of the above-mentioned content restrictions.
On February 4, 2015, the CAC promulgated the Administrative Provisions on Account Names of Internet Users, or the Account Names Provisions, which became effective as of March 1, 2015. The Account Name Provisions require all users of internet information service providers to authenticate their real identity information for registration of accounts. Relevant internet information service providers are responsible for the protection of users’ privacy, consistency of user information, such as account names, avatars, the requirements contemplated in the Account Names Provisions, making reports to the competent authorities if the names of institutions or social celebrities are illegally used for or associated with registration of account names, and taking appropriate measures to stop any such violations, such as notifying the user to make corrections within a specified time and suspending or closing accounts in the event of continuing non-compliance.
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
On December 15, 2019, the CAC promulgated the Provisions on Governance of Network Information Content Ecosystem, which became effective as of March 1, 2020. Under the Provisions on Governance of Network Information Content Ecosystem, the online information content service platform shall set up the mechanism of governance of network information content ecosystem, develop the detailed rules for governance of the network information content ecosystem on the platform, and improve the systems for user registration, account management, information publication and examination, posts and comments examination, management of the webpage and site layout system, real-time inspection, emergency disposal and cyber rumor and illegal industry chain information disposal. The online information content service platform shall institute an office in charge of the governance of online information content ecosystem, and appoint the professional personnel commensurate with the business scope and service scale, strengthen training and examination, and improve the performance quality of employees. In addition, the online information content platform shall strengthen the examination and inspection of the advertising space set on the platform and the advertising content displayed on the platform. Those who publish illegal advertisements shall be punished according to laws. Upon finding illegal information published by any content provider on the online information content platform, the platform shall, in accordance with laws and regulations, take measures such as warning for rectification, restricting functions available to such content provider, suspending updating, and closing accounts, among others, timely eliminate illegal information and contents, keep relevant records, and report to the relevant competent authorities. The online information content service platform will be punished for violating related laws and regulations. The related legal consequences include suspension of information updates, restrictions on engaging in online information services, restrictions on online behavior, and prohibition of industry access.

These laws and regulations apply to the Internet content services we provide through the VIEs and impose responsibilities on the VIEs for monitoring the websites, mobile applications and users, safeguarding the security of the internet as well as maintaining the internet content.
Regulations on Internet Privacy and Data Security
In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The PRC law does not prohibit ICP operators from collecting and using personal information from their users with the users’ consent. However, the Internet Measures prohibit an ICP operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. The regulations further authorize the relevant telecommunications authorities to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. On December 29, 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, effective as of March 15, 2012. It stipulates that ICP operators may not, without a user’s consent, collect the user’s information that can be used alone or in combination with other information to identify the user and may not provide any such information to third parties without the user’s prior consent. ICP operators may only collect users’ personal information that is necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and use of such personal information. In addition, an ICP operator may only use users’ personal information for the stated purposes under the ICP operator’s scope of service. ICP operators are also required to ensure the proper security of users’ personal information, and take immediate remedial measures if users’ personal information is suspected to have been inappropriately disclosed. If the consequences of any such disclosure are expected to be serious, ICP operators must immediately report the incident to the telecommunications regulatory authority and cooperate with the authorities in their investigations.
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
In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal penalty if such failure (i) causes dissemination of illegal information in large scale; (ii) causes user information leaks resulting in severe consequences; (iii) causes serious loss of evidence for criminal investigations; or (iv) implicates other severe circumstances.

On March 15, 2017, the National People’s Congress of the PRC issued the General Rules of the Civil Law of the People’s Republic of China, which came into effect on October 1, 2017. The General Rules have introduced personal information rights and data protection and provide that personal information of a natural person should be protected by the law. On May 28, 2020, the National People’s Congress of the PRC approved the Civil Code of the PRC, or the Civil Code, which came into effect on January 1, 2021 and abolished the General Rules of the Civil Law of the People’s Republic of China. Pursuant to the Civil Code, the collection, storage, use, process, transmission, provision and processing of personal information should follow the principles of legitimacy, properness and necessity.
The PRC Cyber Security Law, which was promulgated on November 7, 2016 by the Standing Committee of the National People’s Congress and came into effect on June 1, 2017, provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the PRC Cyber Security Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies. In addition, the PRC Cyber Security Law requires that critical information infrastructures operators generally shall store, within the territory of the PRC, the personal information and important data collected and produced during their operations in the PRC and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review.
On April 10, 2019, the Cyber Security and Protection Bureau of the Ministry of Public Security, the Beijing Internet Industry Association and the Third Research Institute of the Ministry of Public Security jointly issued Internet Personal Information Security Protection Guidance. The guidance applies to “personal information holders”, which means enterprises that provide services through the internet and organizations or individuals who use a private or internet- disconnected space to control and process personal information. It indicates that in addition to traditional internet companies, companies or individuals in other fields are also subject to its governance for long as they are involved in the control and processing of personal information. The guidance heightened requirements on the collection of personal information by personal information holders. For example, the guidance provides that personal information that is not related to the services provided by personal information holders should not be collected, and service providers shall not force users to provide personal information by bundling products or various business functions of the service.
On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of SAMR, issued the Notice on the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations. The notice requires that there shall be a privacy policy in the app, and the privacy policy shall contain the rules for collecting and using personal information. The notice also requires that the app shall prompt their users to read the privacy policy through obvious methods such as pop-up
windows when an app is put into operation for the first time. According to the notice, the type of personal information collected by the app should be limited to the extent necessary to meet the operation of the corresponding business function. If personal information collected through app for a new business function is beyond the scope of a user’s previous consent, refusing to provide the original business function by the app upon the user’s disagreement with the new scope of personal information collection shall be considered as in violation of the necessity principle, except in the case where the new business function replaces the previous business function.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which became effective in September 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the PRC Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information.
On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services,
e-government
affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators.
On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which came into effect on November 1, 2021. The Personal Information Protection Law integrates the scattered rules with respect to personal information rights and privacy protection. Pursuant to the Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, including but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing
or delegation etc. Processors processing personal information exceeding the threshold to be set by the relevant authorities and critical information infrastructure operators are required to store, within the territory of the PRC, the personal information collected and produced within the PRC. Specifically, personal information processors using personal information for automated decision-making shall ensure the transparency of decision-making and the fairness and impartiality of the results, and shall not impose unreasonable differential treatment on individuals in terms of pricing and other transaction conditions. The relevant governmental authorities shall organize assessment on mobile apps’ personal information protection and publicize the outcome. The mobile apps that are identified as not in compliance with personal information protection requirements under such law may be required to suspend or terminate the services and the operators may also be subject to penalties including confiscation of illegal revenues and fines. Furthermore, the Personal Information Protection Law also provides for the rights of natural persons whose personal information is processed, and heightens the protection of the personal information of minors under 14 and sensitive personal information.
On November 14, 2021, the CAC issued the Draft Regulations on Network Data Security, which provide that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security.
On December 28, 2021, the CAC, the NDRC, the MIIT, the Ministry of Public Security, the Ministry of National Security, the MOF, the MOFCOM, the People’s Bank of China, the SAMR, the National Radio and Television Administration, the CSRC, the National Administration of State Secrets Protection and the State Cryptography Administration jointly released the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators with personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before going to list abroad.

On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security, and the SAMR jointly promulgated the Administrative Provisions on Algorithm Recommendation in Internet Information Services, which came into effect on March 1, 2022. The Administrative Provisions on Algorithm Recommendation in Internet Information Services implements classification and hierarchical management for algorithm recommendation service providers based on various criteria, stipulates that algorithm recommendation service providers shall inform users of their provision of algorithm recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm recommendation services in an appropriate manner, and that algorithm recommendation service providers selling goods or providing services to consumers shall protect consumers’ rights of fair trade, and are prohibited from carrying out illegal conducts such as unreasonable differential treatment on transaction conditions based on consumers’ preferences, purchasing habits, and such other characteristics.
To comply with these laws and regulations, we require our users to accept a user terms of service whereby they agree to provide certain personal information to us, and have established information security systems to protect users’ privacy. To enhance data security, we have closely evaluated the effectiveness of our data security systems, and our core system has obtained a MLPS Level III certification. We have also built technology systems to protect us from security breach along the cycle of data usage, including data access control, data storage security, data audit and emergency response, among other. In addition, we have established a supervision committee on information security and adopted a complete information security management system in accordance with the requirements of ISO 27001 to enhance holistic management of our data practice.
Regulations on Anti-Monopoly
The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007, which became effective on August 1, 2008, and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR on October 23, 2020, which became effective on December 1, 2020, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of the Anti-Monopoly Law, and examination of national security shall be carried out pursuant to the relevant provisions of the State. On October 23, 2021, the Standing Committee of the National People’s Congress published the Draft Revised Anti-monopoly Law, which provides, among others, that the market regulation department of the State Council shall be responsible for anti-monopoly law enforcement, and that business operators shall not abuse data, algorithms, technology, capital advantages and platform rules to exclude or limit competition. The Draft Revised Anti-monopoly Law also requires relevant government authorities strengthen the examination of concentration of undertakings in areas such as finance, media, science and technology, and enhances penalties for violation of the regulations regarding concentration of undertakings. As of the date of this annual report, the Draft Revised Anti-monopoly Law has not been formally adopted.
On February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day. As a compliance guidance under the existing PRC anti-monopoly laws and regulations for platform economy operators, the Guideline intends to regulate abuse of a dominant position and other anti-competitive practices. Pursuant to the Guideline, representative examples of abuse of dominance include unfairly locking in exclusive agreements with operators on the platform and targeting specific customers with unreasonable big-data
driven tailored pricing through their online behavior to eliminate or limit market competition.
Regulations on Advertisements
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

On April 29, 2021, the Standing Committee of the National People’s Congress revised the PRC Advertising Law or the Advertising Law, which came into effect on the same date. The Advertising Law applies to all advertising activities conducted via the internet. The Advertising Law requires that users must be able to close online pop-up
ads with one click. Moreover, internet service providers are obligated to cease publishing any advertisements that they know or should know are illegal. Violation of these regulations may result in penalties, including fines, confiscation of the advertising incomes, termination of advertising operations and even suspension of the provider’s business license.
On July 4, 2016, the then State Administration for Industry and Commerce, or SAIC (the predecessor of the SAMR), issued the Interim Measures for the Administration of Internet Advertising or the Internet Advertising Measures, which came into effect as of September 1, 2016. All advertising activities by means of the internet are governed by the Advertising Law and the Internet Advertising Measures. Pursuant to the Internet Advertising Measures, the term “Internet Advertisement” shall mean commercial advertisement that promotes commodities or services, directly or indirectly, via Internet media such as websites, webpages and internet application programs in the form of texts, pictures, audios, videos or other forms, including the advertisement containing a web link or links,
e-mail
advertisement, paid search advertisement, and advertisement contained in commercial presentations that promote commodities or services, etc. The Internet Advertising Measures require that an internet advertisement shall be identifiable and clearly identified as an “advertisement” so that users will tell it is an advertisement, and the following activities shall be prohibited: (i) providing or using any application programs or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; (ii) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or (iii) using false statistical data, transmission effect or internet medium value to induce incorrect quotations, seek undue interests or damage the interests of other persons.
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
Regulations on Broadcasting Audio/Video Programs through the Internet
On July 6, 2004, the State Administration of Radio, Film, and Television, or the SARFT, promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules, which were replaced by Provisions on the Administration of Private Network and Targeted Communication Audio-visual Program Services which took effect on June 1, 2016 and was amended on March 23, 2021. For an entity that engages in content delivery, integrated broadcast control, transmission distribution and other private network and targeted communication to send audio-visual program service, an “Internet Audio/Video Program Transmission License” is required.
On April 13, 2005, the State Council announced Several Decisions on Investment by
Non-state-owned
Companies in Culture-related Business in China. These decisions encourage and support non-state-owned
companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned
companies. These decisions authorize the SARFT, the Ministry of Culture and Tourism and the National Press and Publication Administration to adopt detailed implementation rules according to these decisions.
On December 20, 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008 and was amended in August 2015. Circular 56 reiterates the requirement that online audio/video service providers must obtain an “Internet Audio/video Program Transmission License”. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled companies. According to relevant official answers to press questions published on the SARFT’s website dated February 3, 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register
and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. These policies have been reflected in the application procedure for Internet Audio/video Program Transmission License. Failure to obtain the internet audio/video program transmission license may subject an online audio/video service provider to various penalties, including fines of up to RMB30,000, seizure of related equipment and servers used primarily for such activities and even suspension of its online audio/video services.

On March 17, 2010, the SARFT issued the Internet Audio/Video Program Services Categories (Provisional), or the Provisional Categories, which were amended on March 10, 2017. The amended Provisional Categories classified Internet audio/video programs into four categories, which are further divided into seventeen sub-categories.
To comply with these laws and regulations, Autohome Information obtained an internet audio/video program transmission license, for automotive-industry-information-related audio/video programs posted on our autohome.com.cn website and relevant mobile applications.
Regulations on Producing Audio/Video Programs
On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004. On August 28, 2015, State General Administration of Press, Publication, Radio, Film and Television Decree No. 3 was issued to amend some provisions of the aforesaid Measures, which was further revised on by the National Radio and Television Administration on October 29, 2020. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria.
Both Autohome Information and Shengtuo Hongyuan hold operating licenses for the production and dissemination of radio and television programs for special topic programs, cartoons and television variety shows.
Regulations on Internet Mapping Services
According to the Administrative Rules on Surveying Qualification, as most recently amended by the Ministry of Natural Resources on June 7, 2021, which became effective on July 1, 2021, an entity providing internet mapping services should apply for the Surveying and Mapping Qualification Certificate for Surveying and Mapping, and perform within the scope of the certificate. According to these rules, certain conditions and requirements, such as the number of technical personnel and map security verification personnel, security facilities and approval from relevant provincial or national government on the service provider’s security system, qualification management and filings management, are necessary for an entity applying for a Surveying and Mapping Qualification Certificate.
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
We have provided maps on our websites and mobile applications for the convenience of our users to locate certain service providers. Both Autohome Information and Shengtuo Hongyuan hold the Surveying and Mapping Qualification Certificates for internet mapping. As of the date of this annual report, the Surveying and Mapping Qualification Certificate for internet mapping held by Autohome Information is in the process of the renewal.

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
Autohome Information has obtained an Internet Culture Business Permit in January 2013, and we have renewed our permit to include “internet music entertainments, internet games, internet dramas (programs) and internet performances.” As of the date of this annual report, the Internet Culture Business Permit held by the Autohome Information is in the process of the renewal.
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
The Provisions on the Administration of Online Live Streaming Services was issued by the CAC on November 4, 2016 and was effective on December 1, 2016. Under the provisions, those who provide online live-streaming services through online performances, internet video and audio programs, and so forth, shall obtain relevant qualifications as required by laws and regulations. Online live streaming service providers shall carry out entity responsibilities, equip professionals comparable to the service scale, and improve systems for information review, information security management, duty patrols, emergency response, and technical guarantee. Online live streaming service providers shall establish platforms for reviewing live streaming content. Online live streaming service providers and online live streaming publishers that provide internet news information services without licenses, or exceeding the scope of their licenses, are subject to punishment. Other violations of these provisions are subject to penalties from the national or local Internet information offices, or even criminal liabilities. Violations of the relevant laws and provisions in providing online live streaming services through Internet performances, online audio and visual programs and so forth are subject to punishment by the relevant departments in accordance with law.
The Notice of Launch of Record Filing for Internet Live-Streaming Service Enterprises was issued by the CAC on July 12, 2017. Under the notice, CAC requires the companies that provide internet live-streaming service to register with the local internet information office, commencing on July 15, 2017. Internet live-streaming service companies (including commercial news mobile applications that provide live-streaming sections/channels) which engage in internet news information republishing services or provide dissemination platform services, and other types of internet live-streaming service companies are subject to such notice and the requirements thereunder.
The Notice on Tightening the Administration of Online Live-streaming Services, or the Online Live-streaming Services Notice, was jointly issued by the CAC and five other PRC governmental authorities. Under the Online Live-streaming Services Notice, the online live-streaming service provider involved in the business of telecommunications and internet news information, online shows, live-streaming of online audiovisual programs and other services shall apply to the relevant departments for licenses on operations of telecommunications business, internet news information services, internet culture business, and internet audio/video program transmission, respectively. In addition, live streaming services providers are required to file with the local public security authority within 30 days after it commences the service online.

Currently we are providing online live-streaming services through our websites and mobile applications. Autohome Information has obtained an internet audio/video program transmission license on February 9, 2010. In addition, in January 2013, Autohome Information obtained an Internet Culture Business Permit, which includes “internet music entertainments, internet games, internet dramas (programs) and internet performances.” As of the date of this annual report, the Internet Culture Business Permit held by the Autohome Information is in the process of the renewal.
Regulations on Internet Publishing
The Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, was jointly issued by the MIIT and the State General Administration of Press, Publication, Radio, Film and Television (the predecessor of the National Radio and Television Administration), or the SAPPRFT, in 2016, and came into effect on March 10, 2016. The Online Publishing Provisions define “online publishing services” as providing online publications to the public through information networks. Any online publishing services provided in the territory of the PRC are subject to these provisions. The Online Publishing Provisions requires any internet publishing services provider to obtain an online publishing service license to engage in online publishing services. Under the Online Publishing Provisions, online publications refer to digital works which have publishing features such as digital work that have been edited, produced or processed and which are made available to the public through information networks, including written works, pictures, maps, games, cartoons, audio/video reading materials and other methods. Any online game shall obtain approval from SAPPRFT before it is launched online. Furthermore, Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign-owned enterprises cannot engage in providing online publishing services.
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
Internet news information services shall include service of collecting, editing and publishing internet news information, service of reposting and service of providing dissemination platform. Under the Internet News Provision, internet news service providers shall also include entities that are not established by the press but reproduce internet news from other sources, provide electronic bulletin services on current and political events, and transmit such information to the public. The CAC shall be in charge of the supervision and administration of the internet news information services throughout China.
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

Regulations on
E-commerce
China’s
e-commerce
industry is at an early stage of development and there are few PRC laws or regulations specifically regulating the
e-commerce
industry. Pursuant to the Measures for the Supervision and Administration of Online Trading (which became effective on May 1, 2021 and apply to business activities involving the sale of commodities or provision of services through the Internet and other information networks as well as the supervision and administration thereof by market regulatory departments), online transaction operators shall go through the market entity registration in accordance with the law, except for the circumstances under which registration is not required as specified in Article 10 of the
E-Commerce
Law. In addition, online transaction operators shall disclose commodity or service information in a comprehensive, truthful, accurate and timely manner, and protect consumers’ right to know and right to choose. Our platform business is subject to these aforementioned measures
.
In August 2018, the Standing Committee of the National People’s Congress issued the
E-commerce
Law of the People’s Republic of China, or the
E-commerce
Law, which took effect on January 1, 2019. The
E-commerce
Law strengthens the regulation on
e-commerce
operators relating to consumer protection, personal data protection and intellectual property rights protection. If the goods or services may affect consumers’ life and health, and a platform operator fails to examine the qualifications of the operators on the platform or fails to fulfill the responsibilities of protecting consumers’ safety, it shall take corresponding liabilities and may be subject to warnings and fines up to RMB2,000,000. In accordance with the
E-commerce
Law,
e-commerce
operators include (i) platform operators; (ii) operators on platforms; and (iii) other
e-commerce
operators that sell goods or provide services through self-established websites or channels other than the platforms. A platform operator shall require operators who apply to sell commodities or provide services on its platform to submit truthful information, verify and register such information, establish registration archives, and regularly verify and update the information. Besides, an
e-commerce
platform operator shall (i) submit the identification information of the operators on its platform to the competent market regulation authorities and remind the operators to complete the registration with such authorities; (ii) submit identification information and tax-related
information to tax authorities and remind the operators to complete the tax registration; (iii) record and retain the information of the products and information on its platform and the sales information; (iv) display the platform service agreement and the transaction rules or links to such information on the homepage of the platform; (v) display information to let users know in the case of any products or services that are provided by the platform operator itself, and take responsibility for such products and services; (vi) establish a credit evaluation system, display the credit evaluation rules, provide consumers with accesses to make comments on the products and services provided on its platform, and refrain from deleting such comments; and (vii) establish intellectual property protection rules, and take necessary measures when any intellectual property holder notifies the platform operator that his intellectual property rights have been infringed.
An
e-commerce
platform operator shall take joint liabilities with the relevant operators on its platform and may be subject to warnings and fines up to RMB2,000,000 where (i) it fails to take necessary measures when it knows or should have known that the products or services provided by an operator on its platform does not comply with the personal or property safety requirements or such operator’s other acts may infringe on the lawful rights and interests of the consumers; or (ii) it fails to take necessary measures, such as deleting and blocking information, disconnecting, terminating transactions and services, when it knows or should have known that an operator on its platform infringes any intellectual property rights of any other third party. An
E-commerce
platform operator shall not take advantage of the service agreement, transaction rules or other means to impose unreasonable restrictions or transaction conditions on the transactions of operators on its platform or the price of such transactions, or collect unreasonable fees against operators on its platform.
On February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day. As a compliance guidance under the existing PRC anti-monopoly laws and regulations for platform economy operators, the Guideline intends to regulate abuse of a dominant position and other anti-competitive practices. Pursuant to the Guideline, representative examples of abuse of dominance include unfairly locking in exclusive agreements with operators and targeting specific customers with unreasonable big-data
driven tailored pricing through their online behavior to eliminate or limit market competition.

Regulations on Mobile Internet Applications
On June 28, 2016, the CAC promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the Mobile Application Administrative Provisions, which took effect on August 1, 2016. According to the Mobile Application Administrative Provisions, “mobile internet applications” refers to application software that run on mobile smart devices providing information services after being pre-installed,
downloaded or embedded through other means. “Mobile internet application providers” refer to the owners or operators of mobile internet applications. Internet application stores refer to platforms which provide services related to online browsing, searching and downloading of application software and releasing of development tools and products through the internet. On December 16, 2016, the MIIT promulgated the Interim Administrative Provisions on the
Pre-installation
and Distribution of the Mobile Smart Terminal Application Software, which took effect on July 1, 2017 and requires, among others, that internet information service providers must ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user easily, unless the mobile application is a basic function software, which refers to a software that supports the normal functioning of the hardware and operating system of a mobile smart device. In addition, mobile smart terminal application software involving charges should strictly comply with the relevant regulations such as sale at an expressly marked price, and express the charge standard and method. The content expressed should be true, accurate, eye-catching
and normative, and users should be charged only after their confirmation.
Pursuant to the Mobile Application Administrative Provisions, an internet application program provider must verify a user’s mobile phone number and other identity information under the principle of mandatory real name registration at the back-office end and voluntary real name display at the front-office end. An internet application provider must not enable functions that can collect a user’s geographical location information, access user’s contact list, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant application programs, unless it has clearly indicated to the user and obtained the user’s consent on such functions and application programs. In respect of internet application store service providers, the Mobile Application Administrative Provisions requires that, among others, it must file a record with the provincial authority within 30 days after it rolls out the internet application service online. It must also examine the authenticity, security and legality of mobile internet application providers on its platform, establish a system to monitor application providers’ credit and file a record of such information with relevant governmental authorities. If an application provider violates the regulations, the internet application store service provider must take measures to stop the violations, including warning, suspension of release, withdrawal of the application from the platform, keeping a record and reporting the incident to the relevant governmental authorities.
On 5 January 2022, the CAC issued a revised version of the Administrative Provisions on Mobile Internet Application Information Services (Draft for Comments), or the revised version of APP Provisions, which further emphasizes that mobile internet application providers shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities. According to the revised version of APP Provisions, mobile internet application providers shall not compel users to agree to unnecessary personal information collection out of any reason, and shall not refuse users to use the apps’ basic functions in the event that such users do not consent to the collection of their personal information beyond necessity. As of the date of this annual report, the revised version of APP Provisions has not been formally adopted.
Regulations on Used Automobiles Brokerage Business
On August 29, 2005, the MOFCOM, the Ministry of Public Security, the SAIC, and SAT together promulgated the Measures for the Administration of the Circulation of Used Automobiles, which was amended on 14 September 2017. On November 22, 2005, the MOFCOM further promulgated the Notice on Issues Concerning the Implementation of the Measures for the Administration of the Circulation of Used Automobiles. According to aforesaid regulations, the entity which engages brokerage of used automobiles shall be an enterprise with legal personality and shall go through the registration with the administrative department of industry and commerce. After obtaining the business license from the local branch of SAIC, the used automobile market operators and used automobile brokerage entities shall also file for record with the provincial level branch of the SAIC within two months. “Brokerage of used automobiles” refers to the business activities whereby a brokerage entity of used automobiles, for the purpose of collecting commissions, engages in such business activities as an intermediary, an agent, or a broker to promote other persons’ transaction of used automobiles.
In December 2020, we acquired Shanghai Jinwu, which has been filed as an entity conducting used automobiles business in the MOFCOM’s national car circulation information management and application service systems.

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
On December 7, 2020, the CBIRC published the Regulatory Measures for Internet Insurance Business, which became effective on February 1, 2021. The Regulatory Measures for Internet Insurance Business stipulates that only insurance companies and professional insurance intermediaries established upon approval by insurance regulatory authorities and registered could provide internet insurance services, such as providing insurance products consultation services, assisting policyholders with selecting insurance products, calculating insurance premiums, drafting insurance plans for policyholders and processing insurance application formalities. It also provides that insurance intermediaries are required to manage their marketing activities and retain records of online insurance transactions. In addition, it requires insurance intermediaries that conduct online insurance business to improve IT infrastructure and cybersecurity protection.
In September 2017, we acquired Shanghai Tianhe, a company holding the license for engaging in insurance brokerage businesses. In October 2018, Shanghai Tianhe completed the registration process required for engaging in online insurance business.
Regulations on Auction
Pursuant to the Auction Law of the People’s Republic of China (2015 Amendment), which was promulgated by the Standing Committee of the National People’s Congress on July 5, 1996 and last amended on April 24, 2015, and Measures for the Administration of Auctions (2019 Amendment), which was promulgated by the MOFCOM on October 28, 2015 and last amended on November 30, 2019, an enterprise engaging in the bidding and auction of various products as permitted by auction-related laws of the PRC other than cultural relics shall satisfy various criteria, such as having registered capital of at least RMB1 million and at least one qualified auctioneer. To engage in the bidding and auction business, domestic entities shall first be verified and authorized by the municipal counterparts of MOFCOM at the locality, and then obtain auction business permit from the competent provincial counterparts of MOFCOM before launching their auction business. The enterprise engaging in auction business without approval and registration shall be banned by the administrative department for industry and commerce, the illegal gains shall be confiscated and he may also be subject to fines.
Currently, Shanghai Jinwu holds an auction business approval certificate issued by the Shanghai Municipal Commission of Commerce of the PRC.
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
Patent
.
The Standing Committee of the National People’s Congress adopted the Patent Law in 1984, and amended it in 1992, 2000, 2008 and 2020 (the current effective revision became effective on June 1, 2021). The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of inventions, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the China National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention, a term of ten years in the case of utility models and a term of fifteen years in the case of designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

Copyright.
The Standing Committee of the National People’s Congress adopted the Copyright Law in 1990 and amended it in 2001, 2010 and 2020 (the current effective revision became effective on June 1, 2021), respectively. The Copyright Law, and its related implementation regulations that were promulgated in 2002 and amended in 2013, are the principal laws and regulations governing the copyright related matters.
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
Trademark.
The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001, 2013 and 2019, protects registered trademarks. The Trademark Office under the China National Intellectual Property Administration handles trademark registrations and grants a term of ten years for registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. We hold “
汽
车
之家
” and “
车
之家
” (both meaning “auto home” in English), “AUTOHOME
®
” and “
天天拍车
” trademarks in China through the VIEs, with each registered under different categories.
Domain Names.
On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, which came into effect on November 1, 2017 and replaced the original measures promulgated in 2004. The measures regulate the registration of domain names, such as the first tier domain name “.cn.” Pursuant to the Implementing Rules on Registration of National
Top-level
Domain Names promulgated by the China Internet Network Information Center and took into effect on June 18, 2019, the domain name services follow a “first come, first file” principle. Applicants for registration of domain names shall provide their true, accurate and complete information of such domain names to and enter into registration agreements with domain name registration service institutions. The applicants will become the holders of such domain names upon the completion of the registration procedure. We have registered a number of domain names through the VIEs, including
autohome.com.cn
,
autohome.com
,
che168.com
and
ttpai.cn
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

Under the Exchange Rules, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB will be convertible for current account items, including the distribution of dividends, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of, or registration with, SAFE or its local counterpart. Capital investments by PRC entities outside of China, after obtaining the required approvals of, or making filings with, the relevant approval authorities, such as the MOFCOM and the NDRC, or their local counterparts, are also required to register with SAFE or its local counterpart.
Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from or being registered with SAFE or its local counterpart.
In utilizing the proceeds we received from our equity offerings, as an offshore holding company with PRC subsidiaries, we may (a) make additional capital contributions to our PRC subsidiaries, (b) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (c) make loans to our PRC subsidiaries or VIEs or (d) acquire offshore entities with business operations in China in offshore transactions. However, such use of proceeds is subject to PRC regulations.
On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. On June 9, 2016, SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which revised some provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from registered capital denominated in foreign currency of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than the foreign- invested company’s affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties. Pursuant to both of SAFE Circular 19 and SAFE Circular 16, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the
“conversion-at-will”
system for foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will
system for foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account, special account for foreign debt or special account for overseas listing into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. According to SAFE Circular 19 and SAFE Circular 16, such Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, it is still not clear whether foreign-invested enterprises like our PRC subsidiaries are allowed to extend intercompany loans to the VIEs. See “Item 3. Key Information—D. Risk Factor—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our equity offerings to make loans to our PRC subsidiaries and VIEs or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”
Moreover, on January 26, 2017, SAFE promulgated Circular on Further Advancing the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance, or the Circular 3. The Circular 3 stipulates several control measures with respect to the outbound remittance of any profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks should review board resolutions, the original version of tax filing records and audited financial statements before wiring the foreign exchange profit distribution of a foreign-invested enterprise exceeding US$50,000; and (ii) domestic entities should hold income to make up previous years’ losses before remitting the profits to offshore entities. Moreover, pursuant to Circular 3, verification on the genuineness and compliance of foreign direct investments in domestic entities has also been tightened.

On October 23, 2019, SAFE issued the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment, or the Circular 28, which expressly allows all foreign-invested enterprises to make equity investments in the PRC with their capital funds in accordance with the law. In addition, Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.
Regulations on Dividend Distribution
The principal regulations governing dividend distributions of wholly foreign-owned enterprises include:

•	the Companies Law (2005, as amended in 2013 and 2018);

•	the Foreign Investment Law (2019);

•	the Implementation Regulation of the Foreign investment Law (2019).
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
According to the Social Security Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on October 28, 2010 and came into effect on July 1, 2011, and was amended on December 29, 2018, and other relevant PRC laws and regulations such as the Interim Regulations on the Collection and Payment of Social Insurance Premiums effective on January 22, 1999 and amended on March 24, 2019, Regulations on Work Injury Insurance implemented on January 1, 2004 and amended on December 20, 2010, Regulations on Unemployment Insurance promulgated on January 22, 1999 and Trial Measures on Employee Maternity Insurance of Enterprises implemented on January 1, 1995, the employer shall contribute to social insurance plans covering basic pensions insurance, basic medical insurance, maternity insurance, employment injury insurance and unemployment insurance. Basic pension, medical and unemployment insurance contributions shall be paid by both employers and employees, while employment injury insurance and maternity insurance contributions shall be paid only by employers, and employers who failed to promptly contribute social security premiums in full amount shall be ordered by the social security premium collection agency to make or supplement contributions within a stipulated period, and shall be subject to a late payment fine computed from the due date at the rate of 0.05% per day; and where payment is not made within the stipulated period, the relevant administrative authorities shall impose a fine ranging from one to three times the amount of the amount in arrears.
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
Pursuant to the Reform Plan of the State Tax and Local Tax Collection Administration System, which was promulgated by the General Office of the Communist Party of China and the General Office of the State Council of the PRC on July 20, 2018, from January 1, 2019, all the social insurance premiums including the premiums of the basic pension insurance, unemployment insurance, maternity insurance, employment injury insurance and basic medical insurance will be collected by the tax authorities. According to the Notice by the General Office of the State Administration of Taxation on Conducting the Relevant Work Concerning the Collection Administration of Social Insurance Premiums in a Steady, Orderly and Effective Manner promulgated on September 13, 2018 and the Urgent Notice of the General Office of the Ministry of Human Resources and Social Security on Implementing the Spirit of the Executive Meeting of the State Council in Stabilizing the Collection of Social Security Contributions promulgated on September 21, 2018, all the local authorities responsible for the collection of social insurance are strictly forbidden to conduct self-collection of historical unpaid social insurance contributions from enterprises. Notice of the State Administration of Taxation on Implementing Measures on Further Support and Serve the Development of Private Economy promulgated on November 16, 2018 reiterates that tax authorities at all levels may not organize self-collection of arrears of taxpayers including private enterprises in the previous years.

Regulations on Concentration in Merger and Acquisition Transactions
In August 2006, six PRC regulatory agencies, including the CSRC, jointly adopted the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective in September 2006 and was further amended in June 2009. The M&A Rules established procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the MOFCOM be notified in advance of any change-of-control
transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 and amended on September 18, 2018 are triggered. This M&A Rule also purports to require, among other things, offshore special purpose vehicles, formed for listing purposes through acquisition of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval from the CSRC prior to publicly listing their securities on an overseas stock exchange.
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
16.67%
100%
Cheerbright International Holdings Limited
("Cheerbright")
(British Virgin Islands)
TTP Car Inc.
(Cayman Island)
Autohome Link Inc.
(Cayman Islands)
100%
Autohome (Hong Kong) Limited
(Hong Kong)
100%
Autohome Media Limited
(Hong Kong)
34.33%
100%
100%
AUTO PAI
LTD (BVI)
TTP CAR (HK)
LIMITED
(Hong Kong)
Autohome Link
Hong Kong Limited
(Hong Kong)
100%
100%
Fetchauto
Limited (UK)
Fetchauto
Limited
(Ireland)
100%
FetchAuto
GmbH
100%
100%
Outside China
100%
Inside China
100%
Autohome Shanghai Advertising
Co., Ltd.
Shanghai Chezhitong
Information Technology
Co., Ltd
Chezhiying WFOE
100%
Beijing Prbrownies Software
Co., Ltd.
100%
TTP WFOE
Two Individuals (1)
100%
Beijing Autohome
Advertising Co., Ltd.
100%
100%
Beijing Autohome
Technologies Co., Ltd.
Weiwei Wang (2)
Shengtuo Hongyuan
100%
100%
Guangzhou Chezhihuitong
Advertising Co., Ltd.
Shanghai Jinwu
100%
100%
Guangzhou Autohome
Advertising Co., Ltd.
Autohome WFOE
100%
Hainan Chezhiyitong Information
Technology Co., Ltd.
Two Individuals (1)
100%
Tianjin Autohome
Software Co., Ltd.
100%
100%
Autohome Zhejiang Advertising
Co., Ltd.
Autohome Information
100%
Shanghai Tianhe
Contractual arrangements
Equity interest

Notes:
(1)
The two individuals are Quan Long and Haiyun Lei, each a PRC citizen. Each of Quan Long and Haiyun Lei holds 50% of the equity interests in each of Autohome Information and Shengtuo Hongyuan. Quan Long is our director, chairman of the board of directors and chief executive officer. Haiyun Lei is an employee of Ping An Group.

(2)	Weiwei Wang, a PRC citizen, holds 100% of the equity interests in Shanghai Jinwu Auto Technology Consultant Co., Ltd.. Weiwei Wang is the founder of TTP Car Inc.
As of March 31, 2022, Yun Chen owned 44.8% of our total issued and outstanding ordinary shares. Yun Chen is a subsidiary of Ping An Group, which beneficially owned 44.8% of the total voting rights in our company.
Autohome WFOE has entered into a series of contractual agreements with Autohome Information and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in February 2021 by and between Autohome WFOE, Autohome Information, Mr. Quan Long, our chairman of the board of directors and chief executive officer, and Ms Haiyun Lei. Autohome WFOE has also entered into a series of contractual agreements with Autohome Information and two of its subsidiaries, respectively, namely Autohome Advertising and Chengshi Advertising. Such contractual arrangements allow Autohome WFOE to (i) exercise effective control over Autohome Information and its subsidiaries, (ii) receive substantially all of the economic benefits of Autohome Information and its subsidiaries, and (iii) have an exclusive option to purchase all or part of the equity interests in Autohome Information and its subsidiaries when and to the extent permitted by the PRC laws.
In addition, Chezhiying WFOE has entered into a series of contractual agreements with Shengtuo Hongyuan and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in February 2021 by and between Chezhiying WFOE, Shengtuo Hongyuan, Mr. Quan Long, our chairman of the board of directors and chief executive officer, and Ms. Haiyun Lei. Chezhiying WFOE has also entered into a series of contractual agreements with Shengtuo Hongyuan and its subsidiary, namely Autohome Used Car Appraisal. Such contractual arrangements allow Chezhiying WFOE to (i) exercise effective control over Shengtuo Hongyuan and its subsidiary, (ii) receive substantially all of the economic benefits of Shengtuo Hongyuan and its subsidiary, and (iii) have an exclusive option to purchase all or part of the equity interests in Shengtuo Hongyuan and its subsidiary when and to the extent permitted by the PRC laws.
In December 2020, we acquired TTP which operates an online bidding platform for used automobiles in China primarily through Shanghai Jinwu, which holds an auction business approval certificate and a value-added telecommunications license for engaging in internet information services. In August 2015, TTP WFOE also entered into a series of contractual agreements with Shanghai Jinwu and Weiwei Wang, being the individual nominee shareholder of Shanghai Jinwu. The contractual arrangements of TTP WFOE with Shanghai Jinwu and its shareholders allow TTP to (i) exercise effective control over Shanghai Jinwu , (ii) receive substantially all of the economic benefits of Shanghai Jinwu, and (iii) have an exclusive option to purchase all or part of the equity interests in Shanghai Jinwu when and to the extent permitted by the PRC laws.
For the information regarding our contractual arrangements, please refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities.”

D.	Property, Plants and Equipment
Our corporate headquarters is located in Beijing, China, where we lease office space with an area of approximately 27,504 square meters. We generally make rental payments on a monthly or quarterly basis. In addition, as of December 31, 2021, we also leased office space in 63 cities for our representative offices, including regional operation centers in Shanghai, Guangzhou and Tianjin in China. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.
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
Overview
We are the leading online destination for automobile consumers in China, ranking first among automotive service platforms in terms of mobile daily active users as of December 31, 2021, according to
QuestMobile
. Through our three websites,
autohome.com.cn
,
che168.com and ttpai.cn
, accessible through PCs, mobile devices, our mobile applications and mini apps, we deliver comprehensive, independent and interactive content and tools to automobile consumers as well as a full suite of services to automakers and dealers across the auto value chain.
We generate revenues from media services, leads generation services and online marketplace and others.

•
Media services
: Through our media services, we provide automakers with targeted-marketing solutions in connection with brand promotion, new model release and sales promotion. Our large and engaged user base of automobile consumers provides a broad reach for automakers’ marketing messages.

•
Leads generation services
: Our leads generation services enable our dealer subscribers to create their own online stores, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of potential customers and effectively market their automobiles to consumers online and ultimately generate sales leads. Our leads generation services also include used car listing services, which provide a user interface that allows potential used car buyers to identify suitable listings and contact the relevant sellers.

•
Online marketplace and others
: While we continue to strengthen our media and leads generation services, we are also further developing our online marketplace and other businesses. These businesses focus on providing facilitation services for new and used vehicles transactions and other platform-based services for new and used car buyers and sellers. Through our auto financing business, we provide services to our cooperative financial institutions that involve facilitating the sale of their loans and insurance products to consumers and used automobile sellers. Towards the end of 2017, we began offering data products, which leverage our intelligent big data analytics capabilities and massive pool of accumulated user data to provide end-to-end
data- driven products and solutions for automakers and dealers across different stages of the value chain. We believe the breadth and depth of these products and solutions on our platform will allow us to build a robust and technology-driven automotive ecosystem that covers all aspects of the automobile ownership life cycle. We also provide comprehensive auto-related services to our users by integrating TTP’s offline vehicle examination, ownership transfer services and other ancillary services with our online services.

Our net revenues increased by 2.8% from RMB8,420.8 million in 2019 to RMB8,658.6 million in 2020, while decreasing by 16.4% from RMB8,658.6 million in 2020 to RMB7,237.0 million (US$1,135.6 million) in 2021. Our net income attributable to Autohome Inc. increased by 6.4% from RMB3,200.0 million in 2019 to RMB3,405.2 million in 2020, while decreasing by 34.0% from RMB3,405.2 million in 2020 to RMB2,248.8 million (US$352.9 million) in 2021. The decline in net revenue and net income attributable to Autohome Inc. in 2021 was mainly due to the decrease of advertising budgets from automaker advertiser resulting from the ongoing global chip shortage and the elevated price of raw materials.

General Factors Affecting Our Results of Operations
Our business and results of operations are significantly affected by China’s overall economic conditions and the general trends in the automotive industry, especially automobile sales in China and the sales and marketing budgets of automakers and dealers. Economic growth in China has contributed to an increase in household disposable income and improved the availability of financing for automobile purchases. New automobile sales in China experienced rapid growth for a sustained period of time until the first decline in annual sales starting in 2018, which trend continued through 2019 and 2020. New automobile sales achieved growth in the first quarter of 2021 primarily due to a low base effect of the first quarter of 2020 during which the
COVID-19
pandemic negatively impacted the auto sales, while the decline trend remained throughout the rest of the year of 2021 due to shortage in auto chip supply. In addition, our business is subject to the overall advertising expenditures by automakers and automobile dealers, the development of online advertising industry in China and the market acceptance of online advertising and promotion. Our results of operations can also be significantly impacted by our ability to minimize costs and maximize efficiency in our operations.
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
Impact of
COVID-19
on Our Operations
Our results of operations and financial condition since 2020 were affected by the spread of
COVID-19.
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
The spread of
COVID-19
had been substantially controlled in China in late 2020. However, since 2021, there has been a resurgence of COVID-19 cases caused by new variants such as Delta and Omicron in multiple cities in China, as well as across the world. Restrictions have been re-imposed
in certain cities to combat such outbreaks and emerging variants of the virus. The long-term trajectory of
COVID-19,
both in terms of scope and intensity of the pandemic, in China as well as globally, together with its impact on the industry and the broader economy remain difficult to assess or predict and face significant uncertainties that will be difficult to quantify. The extent to which the
COVID-19
pandemic impacts us and the Chinese economy as a whole in 2022 and beyond depends on its future developments, which are highly uncertain and unpredictable. If there is not a material recovery in the
COVID-19
situation, or it further deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected.
As of December 31, 2021, we had cash and cash equivalents and short-term investments of RMB20,732.8 million (US$3,253.4 million). We believe our liquidity is sufficient for us to successfully navigate an extended period of uncertainty.
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
We also generate revenues from online marketplace and others, which consist of data products, new and used vehicle transactions, auto financing and others. For data products, we provide end-to-end
data-driven products and solutions for automakers and dealers. For new and used vehicle transactions and auto financing business, we provide services such as transaction facilitation, transaction-oriented marketing solutions, sales leads, loan facilitation and insurance brokerage services. The service fees are recognized when the services are provided, sales leads are delivered or upon the completion of transaction facilitation, or upon the delivery of data reports and over the service period of data-driven products and solutions by automakers and dealers.
The following table sets forth the principal components of our net revenues in absolute amounts and as percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Net revenues:
Media services	3,653,767	43.4	3,455,056	39.9	2,011,446	315,640	27.8
Leads generation services	3,275,544	38.9	3,198,832	36.9	2,988,075	468,894	41.3
Online marketplace and others	1,491,440	17.7	2,004,671	23.2	2,237,483	351,110	30.9
Total net revenues	8,420,751	100.0	8,658,559	100.0	7,237,004	1,135,644	100.0
Media Services Revenues
We generate media services revenues primarily from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices. In 2019, 2020 and 2021, 92, 92 and 91 automakers operating in China, respectively, purchased media services from us directly or through third-party advertising agencies. We primarily use a “cost per day” pricing model to price our online advertising services by charging advertisers on a daily basis for an advertisement placed in a given location on our websites and mobile applications. As we continue to grow our user base and enhance user engagement, we have set up “cost per thousand impressions,” “cost per click” and other performance-based pricing models. These initiatives have already begun to generate revenues, but the amount was relatively insignificant compared to the revenues generated from the “cost per day” pricing model.
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

Leads Generation Services Revenues
We generate leads generation services revenues through (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and (iii) used car listing services. Our dealer subscribers are dealers that have purchased subscription packages which are delivered through our dealership information system. We provide our dealer subscribers with additional tools and features to enable them to more effectively market their inventories on our websites and mobile applications. Our used car listing services primarily consist of listing and display of used vehicles and generation of sales leads to dealers through our platform. We provided leads generation services to 27,100, 24,517 and 23,669 dealers in 2019, 2020 and 2021, respectively. The decrease in 2020 and 2021 was primarily due to the overall decline in China’s automobile market. Our leads generation services revenues accounted for 38.9%, 36.9% and 41.3% of our net revenues in 2019, 2020 and 2021, respectively. We will continue to enhance our ability to (i) increase the penetration rate of high-end
subscription packages; (ii) provide more diversified and upgraded value-added services to our dealer customers, leveraging our capabilities of connecting dealers with our large user base; and (iii) ultimately increase the average revenue contribution per dealer.
Online Marketplace and Others Revenues
We generate revenues from online marketplace and others through our data products, new and used vehicle transaction platform, auto financing services and others. Our data products leverage our intelligent big data analytics capabilities and massive pool of accumulated user data to provide end-to-end
data-driven products and solutions for automakers and dealers across different stages of the value chain. For new vehicles, our transaction business currently focuses on platform-based services including facilitating transactions on the Autohome Mall and providing transaction-oriented marketing solutions and other platform-based services. For used vehicles, our transaction platform functions as a transaction system, which connects automobile buyers and used automobile sellers and facilitates their vehicle transactions on our platform through providing a wide range of auto related services, such as online bidding services, auto financing products and valuation tools. For our auto financing business, based on users’ preferences and our big data analysis, we recommend a broad range of loans and insurance products offered by our cooperative financial institutions to our users who have auto financing needs and we match them with these financial institutions to facilitate transactions. We have also introduced merchant loans offered by our cooperative financial institutions to automobile sellers. As a result of our acquisition of Shanghai Tianhe in 2017, we currently facilitate the transactions of insurance products between consumers and our cooperative insurance business partner as an insurance brokerage service provider. We also provide comprehensive auto-related services to our users by integrating TTP’s offline vehicle examination, ownership transfer services and other ancillary services with our online services. Our revenues from online marketplace and others accounted for 17.7%, 23.2% and 30.9% of our net revenues in 2019, 2020 and 2021, respectively. Going forward, we will explore diversified business models and opportunities to build a robust and comprehensive
e-commerce
platform and continue to develop our transaction system and data products businesses.
Cost of Revenues
Cost of revenues refers primarily to (i) content-related costs, (ii) depreciation and amortization expenses, (iii) bandwidth and internet data center (“IDC”) costs and (iv) tax surcharges. The following table sets forth the principal components of our cost of revenues in absolute amounts and as a percentage of our total net revenues for the years/periods indicated:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Cost of revenues:
Content-related costs (1)	451,212	5.2	571,516	6.6	513,735	80,616	7.1
Depreciation and amortization expenses	31,169	0.4	29,889	0.4	23,406	3,673	0.3
Bandwidth and IDC costs	106,146	1.3	113,858	1.3	105,343	16,531	1.5
Tax surcharges	189,935	2.3	96,958	1.1	39,240	6,158	0.5
Others	181,830	2.2	148,949	1.7	366,168	57,459	5.1
Total cost of revenues	960,292	11.4	961,170	11.1	1,047,892	164,437	14.5

Note:
(1)	Including share-based compensation expenses of RMB15.5 million for 2019, RMB21.4 million for 2020 and RMB23.1 million (US$3.6 million) for 2021.

Content-related Costs
Content-related costs are costs directly related to creating and editing the originally-generated content, organizing and maintaining user-generated content on our websites and mobile applications, and maintaining our professionally-generated content. Content-related costs mainly include salaries and benefits of related employees, share-based compensation expenses and professionally- generated content displayed on our websites and mobile applications.
Depreciation and Amortization Expenses
Depreciation expenses are related to servers and other equipment that are directly related to our revenue-generating business activities and leasehold improvements. A substantial majority of our amortization expenses relate to the amortization of intangibles including trademarks that we acquired in connection with the acquisitions of Cheerbright, China Topside and Norstar in June 2008, shortly after the inception of our company, the insurance brokerage license obtained through our acquisition of Shanghai Tianhe.
Bandwidth and IDC Costs
Bandwidth and IDC costs consist of fees that we pay to telecommunication carriers and other service providers for telecommunication services and for hosting our servers at their internet data centers, as well as fees we pay to our content delivery network service provider for the distribution of our content.
Tax Surcharges
Our tax surcharges primarily consist of cultural development fees charged for our advertising services, construction and maintenance tax and education surcharges. Our overall tax surcharges as a percentage of our total net revenues was 2.3% in 2019, 1.1% in 2020 and 0.5% in 2021. The decrease of tax surcharges in 2019 was due to the halved fee rate of cultural development fees charged for our advertising services starting July 2019, which will last till 2024, and the decrease in 2020 and 2021 was due to the exemption from cultural development fees in 2020 and 2021.
Others
Others mainly include telecommunication charges, travel and office expenses of our editorial and operation personnel, expenses we incur in the execution of the offline portion of our advertisers’ online promotions, and operational cost of TTP.
Operating Expenses
Our operating expenses consist of sales and marketing expenses, general and administrative expenses and product development expenses. The following table sets forth our operating expenses in absolute amounts and as percentages of our total net revenues for the years indicated:

	For the Year Ended December 31
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Operating expenses
Sales and marketing expenses (1)	3,093,345	36.7	3,246,507	37.5	2,759,905	433,089	38.1
General and administrative expenses (2)	317,967	3.8	381,843	4.4	543,799	85,334	7.5
Product development expenses (3)	1,291,054	15.3	1,364,227	15.8	1,398,037	219,383	19.3
Total operating expenses	4,702,366	55.8	4,992,577	57.7	4,701,741	737,806	64.9

Notes:

(1)	Including share-based compensation expenses of RMB46.1 million for 2019, RMB40.1 million for 2020 and RMB46.8 million (US$7.3 million) for 2021.

(2)	Including share-based compensation expenses of RMB62.9 million for 2019, RMB55.9 million for 2020 and RMB48.8 million (US$7.7 million) for 2021.

(3)	Including share-based compensation expenses of RMB79.5 million for 2019, RMB93.9 million for 2020 and RMB87.3 million (US$13.7 million) for 2021.

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
Other Operating Income, net
Our other operating income, net primarily consists of VAT refunds, government grants and others. The government grants primarily represent subsidies and tax refunds for operating a business in certain jurisdictions and fulfillment of specified tax payment obligations. These grants are not subject to any specific requirements and are recorded when received. Depending on the local government policies, some of the grants are not recurring in nature. The following table sets forth our other operating income, net in absolute amounts and as percentages of our total net revenues for the years indicated:

	For the Year Ended December 31
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
VAT refunds	293,008	3.5	218,412	2.5	231,452	36,320	3.2
Government grants	147,694	1.8	210,022	2.4	51,685	8,111	0.7
Others	36,997	0.4	14,781	0.2	11,104	1,742	0.2
Other Operating Income, net	477,699	5.7	443,215	5.1	294,241	46,173	4.1
Taxation
Cayman Islands
Autohome Inc., Autohome Link Inc. and TTP Car Inc. were incorporated in the Cayman Islands. Autohome Inc. conducts substantially all of its business through its PRC subsidiaries and VIEs. Under the current laws of the Cayman Islands, companies incorporated in the Cayman Islands are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands
Cheerbright and Auto Pai Ltd. were incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, they are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the British Virgin Islands.
Hong Kong
Autohome (Hong Kong) Limited, Autohome Media Limited, Autohome Link Hong Kong Limited and TTP Car (HK) Limited, were incorporated in Hong Kong. Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. On April 1, 2018, a two-tiered
profits tax regime was introduced. The profits tax rate for the first HK$2 million of profits of corporations is lowered to 8.25%, while profits above that amount continue to be subject to the tax rate of 16.5%. For 2019, 2020 and 2021, save for the tax payment made by Autohome Financing Hong Kong Limited in relation to our disposal of the Financing JV as its 25% shareholder, we did not make any other provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong during these periods except for the above-mentioned investment disposal gain. Under the Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.
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
Autohome WFOE, Chezhiying WFOE, Beijing Autohome Technologies Co., Ltd., or Beijing Autohome Technologies, Beijing Prbrownies, Hainan Chezhiyitong Information Technology Co., Ltd., or Hainan Chezhiyitong, and Tianjin Autohome Software Co., Ltd. (formerly known as Tianjin Autohome Data Information Technology Co., Ltd.), or Tianjin Autohome, are recognized as HNTEs and are eligible for a 15% preferential tax rate effective until 2021, 2023, 2023, 2023, 2022 and 2022, respectively, upon the completion of their filings with the relevant tax authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China.
Chezhiying WFOE, Hainan Chezhiyitong and Tianjin Autohome are recognized as software enterprise and could be exempt from income tax for the tax year of 2019 and 2020, followed by a 50% reduction in the statutory income tax rate of 25% for the years of 2021, 2022 and 2023 provided that it maintains its status as a software enterprise during each relevant tax year.
Pursuant to the Circular on Income Tax Policies for Further Encouraging the Development of Software Industry and Integrated Circuit Industry jointly issued by the SAT and the MOF, on April 20, 2012, and the Circular on Issues concerning Preferential Enterprise Income Tax Policies for Software and Integrated Circuit Industries jointly issued by the MOF, the SAT, the NDRC and the MIIT on May 4, 2016, eligible software enterprises which pass annual review and filing with the relevant tax authorities can enjoy exemption of enterprise income tax for the first and second year as calculated from the profit making year or no later than December 31, 2017 if no profit is made prior to that date, and thereafter enjoy half of the statutory rate of 25% for the third through fifth year thereafter until the expiration of the preferential period. Beijing Prbrownies started to make profit since 2015, and it passed the review and filing as an eligible software enterprise by the relevant tax authorities in 2016 and 2017, which qualified it for the exemption of enterprise income tax for the tax years of 2015 and 2016. As each of Beijing Prbrownies, Autohome WFOE and Beijing Autohome Technologies, has further registered as a KSE in 2017, 2018 and 2019, it enjoyed a reduced enterprise income tax of 10% for tax year of 2017, 2018 and 2019. In addition, Beijing Prbrownies was also eligible to register as a KSE in 2020, and it continued to enjoy a more preferential enterprise tax rate of 10% for the tax year of 2020. Going forward, if Beijing Prbrownies fails to complete the filing and registration with the relevant tax authorities, it will no longer enjoy the preferential tax rate, and the applicable enterprise income tax rate may increase to up to 15% as an HNTE if it still maintains the HNTE qualification, or up to 25% if it loses the HNTE qualification.

If either of Chezhiying WFOE, Hainan Chezhiyitong or Tianjin Autohome fails to maintain its software enterprise qualification, it will automatically forfeit the respective preferential tax treatment described above.
Except for the above-mentioned entities, our remaining PRC subsidiaries and all the VIEs were subject to enterprise income tax at a rate of 25% for 2019, 2020 and 2021.
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
Results of Operations
The following table presents our results of operations in absolute amounts and as a percentage of our total net revenues for the years indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Net revenues
Media services	3,653,767	43.4	3,455,056	39.9	2,011,446	315,640	27.8
Leads generation services	3,275,544	38.9	3,198,832	36.9	2,988,075	468,894	41.3
Online marketplace and others	1,491,440	17.7	2,004,671	23.2	2,237,483	351,110	30.9

Total net revenues	8,420,751	100.0	8,658,559	100.0	7,237,004	1,135,644	100.0
Cost of revenues(1)	(960,292)	(11.4)	(961,170)	(11.1)	(1,047,892)	(164,437)	(14.5)

Gross Profit	7,460,459	88.6	7,697,389	88.9	6,189,112	971,207	85.5
Operating expenses
Sales and marketing expenses(1)	(3,093,345)	(36.7)	(3,246,507)	(37.5)	(2,759,905)	(433,089)	(38.1)
General and administrative expenses(1)	(317,967)	(3.8)	(381,843)	(4.4)	(543,799)	(85,334)	(7.5)
Product development expenses(1)	(1,291,054)	(15.3)	(1,364,227)	(15.8)	(1,398,037)	(219,383)	(19.3)

Total operating expenses	(4,702,366)	(55.8)	(4,992,577)	(57.7)	(4,701,741)	(737,806)	(65.0)
Other operating income, net	477,699	5.7	443,215	5.1	294,241	46,173	4.1

Operating profit	3,235,792	38.5	3,148,027	36.4	1,781,612	279,574	24.6
Interest and investment income, net	469,529	5.5	521,731	6.0	395,245	62,022	5.5
Earnings/(loss) from equity method investments	685	0.0	(1,246)	0.0	301	47	0.0

Income before income taxes	3,701,006	44.0	3,668,512	42.4	2,177,158	341,643	30.1
Income tax expense	(500,361)	(5.9)	(260,945)	(3.0)	(34,006)	(5,336)	(0.5)

Net income	3,200,645	38.1	3,407,567	39.4	2,143,152	336,307	29.6

Net loss/(income) attributable to noncontrolling interests	(679)	0.0	(2,338)	0.0	105,633	16,576	(1.5)
Net income attributable to Autohome Inc.	3,199,966	38.1	3,405,229	39.3	2,248,785	352,883	31.1
Accretion of mezzanine equity.	—	0.0	—	0.0	(411,792)	(64,619)	(5.7)
Accretion attributable to noncontrolling interests.	—	0.0	—	0.0	311,573	48,893	4.3
Net income attributable to ordinary shareholders.	3,199,966	38.1	3,405,229	39.3	2,148,566	337,157	29.7

Note:
(1)	Including share-based compensation expenses as follows:

	For the Year Ended December 31
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Allocation of Share-Based Compensation Expenses
Cost of revenues	15,508	0.2	21,372	0.2	23,142	3,631	0.3
Sales and marketing expenses	46,081	0.5	40,103	0.5	46,823	7,348	0.6
General and administrative expenses	62,884	0.7	55,868	0.6	48,803	7,658	0.7

Product development expenses	79,535	0.9	93,863	1.1	87,292	13,698	1.2
Total share-based compensation expenses	204,008	2.4	211,206	2.4	206,060	32,335	2.8

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Net Revenues
Our net revenues decreased by 16.4% from RMB8,658.6 million in 2020 to RMB7,237.0 million (US$1,135.6 million) in 2021.
Media services
. Our media services revenues decreased by 41.8% from RMB3,455.1 million in 2020 to RMB2,011.4 million (US$315.6 million) in 2021. The decline was primarily due to the decrease in average revenue per automaker advertiser, who adjusted their advertising budgets due to the ongoing global chip shortage and the elevated pricing of raw materials. The decrease in revenues from our media services was primarily attributable to a 41.1% decrease in average revenue per automaker advertiser from RMB37.6 million in 2020 to RMB22.1 million (US$3.5 million) in 2021.
Leads generation services
. Leads generation services revenues decreased by 6.6% from RMB3,198.8 million in 2020 to RMB2,988.1 million (US$468.9 million) in 2021. The decline in leads generation services revenues was mainly driven by decreases in dealers’ marketing spending.
Online marketplace and others
. Revenues from online marketplace and others increased by 11.6% from RMB2,004.7 million in 2020 to RMB2,237.5 million (US$351.1 million) in 2021. This increase was primarily attributable to the increased contribution from data products and the consolidation of TTP.
Cost of Revenues
Our cost of revenues increased by 9.0% from RMB961.2 million in 2020 to RMB1,047.9 million (US$164.4 million) in 2021. In addition, our cost of revenues included share-based compensation expenses, which were RMB23.1 million (US$3.6 million) in 2021, compared to RMB21.4 million in 2020.
Content-related Costs
. Our content-related costs decreased by 10.2% from RMB571.5 million in 2020 to RMB513.7 million (US$80.8 million) in 2021, primarily due to a decreased expenditure related to content generation, acquisition and execution and expenses directly related to the execution of service contracts.

Depreciation and Amortization Expenses.
Our depreciation and amortization expenses decreased by 21.7% from RMB29.9 million in 2020 to RMB23.4 million (US$3.7 million) in 2021.
Bandwidth and IDC Costs
. Our bandwidth and IDC costs decreased by 7.5% from RMB113.9 million in 2020 to RMB105.3 million (US$16.5 million) in 2021.
Tax Surcharges
. Tax surcharges decreased by 59.5% from RMB97.0 million in 2020 to RMB39.2 million (US$6.2 million) in 2021, as a result of the revenue decline.
Others.
Other costs increased by 145.8% from RMB148.9 million in 2020 to RMB366.2 million (US$57.5 million) in 2021, primarily due to the consolidation of TTP.
Operating Expenses
Our operating expenses decreased by 5.8% from RMB4,992.6 million in 2020 to RMB4,701.7 million (US$737.8 million) in 2021.
Sales and Marketing Expenses
. Our sales and marketing expenses decreased by 15.0% from RMB3,246.5 million in 2020 to RMB2,759.9 million (US$433.1 million) in 2021 primarily due to the decrease in promotional spending and continual budget control. As a percentage of net revenues, sales and marketing expenses were 38.1% in 2021, compared to 37.5% in 2020. Our sales and marketing expenses included share-based compensation expenses of RMB46.8 million (US$7.3 million) in 2021, compared to RMB40.1 million in 2020.
General and Administrative Expenses.
Our general and administrative expenses increased by 42.4% from RMB381.8 million in 2020 to RMB543.8 million (US$85.3 million) in 2021. This increase was primarily due to the consolidation of TTP. As a percentage of net revenues, general and administrative expenses increased from 4.4% in 2020 to 7.5% in 2021. Our general and administrative expenses included share-based compensation expenses of RMB48.8 million (US$7.7 million) in 2021, compared to RMB55.9 million in 2020.
Product Development Expenses
. Our product development expenses increased by 2.5% from RMB1,364.2 million in 2020 to RMB1,398.0 million (US$219.4 million) in 2021 primarily due to the consolidation of TTP. As a percentage of net revenues, product development expenses were 19.3% in 2021, compared to 15.8% in 2020. Our product development expenses included share-based compensation expenses of RMB87.3 million (US$13.7 million) in 2021, compared to RMB93.9 million in 2020.
Other operating income, net
Our other operating income, net, primarily consists of VAT refund, government grants and others. Other operating income, net, was RMB294.2 million (US$46.2 million) in 2021, compared to RMB443.2 million in 2020. The decrease in other net operating income was primary due to the reduction of certain government subsidies.
Income before Income Taxes
Our income before income taxes was RMB2,177.2 million (US$341.6 million) in 2021, compared to RMB3,668.5 million in 2020.
Income Tax Expense
We incurred income tax expense of RMB34.0 million (US$5.3 million) in 2021, representing a 87.0% decrease compared to RMB260.9 million in 2020, primarily due to the lower taxable income in 2021.
Net Income Attributable to Autohome Inc.
As a result of the foregoing, we had net income attributable to Autohome Inc. of RMB2,248.8 million (US$ 352.9 million) in 2021, decreasing by 34.0% compared to net income attributable to Autohome Inc. of RMB3,405.2 million in 2020.

Net Income attributable to Ordinary Shareholders
The net income attributable to ordinary shareholders was RMB2,148.6 million ($337.2 million) in 2021, decreasing by 36.9% compared to net income attributable to ordinary shareholders of RMB3,405.2 million in 2020.
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
Media services. Our media services revenues decreased by 5.4% from RMB3,653.8 million in 2019 to RMB3,455.1 million in 2020. This decrease was due to decreased revenue from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices.
The decrease in revenues from our media services was primarily attributable to 5.4% decrease in average revenue per automaker advertiser from RMB39.7 million in 2019 to RMB37.6 million in 2020 as many automakers experienced disruption in operation and downward adjustment of advertising budgets as a result of the
COVID-19
outbreak.
Leads generation services. Leads generation services revenues decreased by 2.3% from RMB3,275.5 million in 2019 to RMB3,198.8 million in 2020. The decrease in leads generation services revenues was mainly driven by a decrease in the number of dealer customers from 27,100 in 2019 to 24,517 in 2020, which was primarily a result of the overall decline in China’s automobile sales market.
Online marketplace and others. Revenues from online marketplace and others increased by 34.4% from RMB1,491.4 million in 2019 to RMB2,004.7 million in 2020. This increase was primarily attributable to the increased contribution from data products. Revenues from online marketplace and others in 2020 consisted of revenues related to data products, new and used vehicle transaction business, auto financing business, and others.
Cost of Revenues
Our cost of revenues increased by 0.1% from RMB960.3 million in 2019 to RMB961.2 million in 2020. In addition, our cost of revenues included share-based compensation expenses, which were RMB21.4 million in 2020, compared to RMB15.5 million in 2019.
Content-related Costs
. Our content-related costs increased by 26.7% from RMB451.2 million in 2019 to RMB571.5 million in 2020, primarily due to an increased expenditure related to content generation, acquisition and execution and expenses directly related to the execution of service contracts.
Depreciation and Amortization Expenses.
Our depreciation and amortization expenses decreased slightly by 4.1% from RMB31.2 million in 2019 to RMB29.9 million in 2020.
Bandwidth and IDC Costs
. Our bandwidth and IDC costs increased by 7.3% from RMB106.1 million in 2019 to RMB113.9 million in 2020, which was due to increased bandwidth and IDC necessary to respond to the growth of our user traffic, improve user experience and enhance our big data analytical capabilities.
Tax Surcharges
. Tax surcharges decreased by 49.0% from RMB189.9 million in 2019 to RMB97.0 million in 2020, as a result of the favorable tax policies implemented by the government in response to the
COVID-19
outbreak.
Others.
Other costs decreased by 18.1% from RMB181.8 million in 2019 to RMB148.9 million in 2020, which was primarily due to the reduced office expenses of our editorial and operation personnel, and less expenses incurred in the execution of the offline portion of our advertisers’ online promotions.

Operating Expenses
Our operating expenses increased by 6.2% from RMB4,702.4 million in 2019 to RMB4,992.6 million in 2020.
Sales and Marketing Expenses
. Our sales and marketing expenses increased by 5.0% from RMB3,093.3 million in 2019 to RMB3,246.5 million in 2020. As a percentage of net revenues, sales and marketing expenses were 37.5% in 2020, compared to 36.7% in 2019. Our sales and marketing expenses included share-based compensation expenses of RMB40.1 million in 2020, compared to RMB46.1 million in 2019.
General and Administrative Expenses.
Our general and administrative expenses increased by 20.1% from RMB318.0 million in 2019 to RMB381.8 million in 2020. This increase was primarily due to the increase in professional service fees and bad debt provisions. As a percentage of net revenues, general and administrative expenses increased from 3.8% in 2019 to 4.4% in 2020. Our general and administrative expenses included share-based compensation expenses of RMB55.9 million in 2020, compared to RMB62.9 million in 2019.
Product Development Expenses
. Our product development expenses increased by 5.7% from RMB1,291.1 million in 2019 to RMB1,364.2 million in 2020. As a percentage of net revenues, product development expenses were 15.8% in 2020, compared to 15.3% in 2019. Our product development expenses included share-based compensation expenses of RMB93.9 million in 2020, compared to RMB79.5 million in 2019.
Other operating income, net
Our other operating income, net, primarily consists of VAT refund, government grants and others. Other operating income, net, was RMB443.2 million in 2020, compared to RMB477.7 million in 2019.
Income before Income Taxes
Our income before income taxes was RMB3,668.5 million in 2020, compared to RMB3,701.0 million in 2019.
Income Tax Expense
We incurred income tax expense of RMB260.9 million in 2020, representing a 47.8% decrease compared to RMB500.4 million in 2019, primarily due to the realization of previously uncertain preferential tax rates for certain subsidiaries that were determined to be eligible for preferential tax rate in 2020.
Net Income Attributable to Autohome Inc./Net Income attributable to Ordinary Shareholders
As a result of the foregoing, we had net income attributable to Autohome Inc./net income attributable to ordinary shareholders of RMB3,405.2 million in 2020, increased by 6.4% compared to net income attributable to Autohome Inc./net income attributable to ordinary shareholders of RMB3,200.0 million in 2019.
Inflation
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.9%, 2.5% and 0.9% in 2019, 2020 and 2021, and the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.
Recent Accounting Pronouncements
See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.	Liquidity and Capita l Resources
Cash Flows and Working Capital
As of December 31, 2021, we had cash and cash equivalents, restricted cash and short-term investments altogether amounting to RMB20.8 billion (US$3,268.3 million).
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
The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from operating activities	2,889,369	3,325,631	3,523,934	552,981
Net cash used in investing activities	(1,168,267)	(2,985,458)	(3,813,013)	(598,345)
Net cash (used in)/generated from financing activities	68,676	(546,967)	2,898,296	454,806
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(13,250)	(17,556)	(46,809)	(7,345)

Net (decrease)/increase in cash and cash equivalents and restricted cash	1,776,528	(224,350)	2,562,408	402,097
Cash and cash equivalents and restricted cash at beginning of year	216,970	1,993,498	1,769,148	277,618

Cash and cash equivalents and restricted cash at end of year	1,993,498	1,769,148	4,331,556	679,715

Operating Activities
Net cash generated from operating activities was RMB3,523.9 million (US$553.0 million) for 2021. The difference between the net income of RMB2,143.2 million (US$336.3 million) and the net cash generated from the operating activities of RMB3,523.9 million (US$553.0 million) was primarily due to additional cash of RMB735.4 million (US$115.4 million) generated from working capital, and adding back certain non-cash
expense items including share-based compensation of RMB206.1 million (US$32.3 million), and depreciation of RMB225.3 million (US$35.4 million). The change in working capital was in turn the result of (i) a RMB931.4 million (US$146.2 million) decrease in accounts receivable; (ii) a RMB432.2 million (US$67.8 million) decrease in accrued expenses and other payables; (iii) a RMB237.3 million (US$37.2 million) increase in deferred revenue; and (iv) a RMB148.2 million (US$23.3 million) increase in income tax payable.
The decrease in accounts receivable was in line with the decrease in revenue. The decrease in accrued expenses and other payables was primarily attributable to the decreased promotion expenses. The increase in deferred revenue was primarily attributable to the increased advanced payment related to dealer subscription services as of December 31, 2021. The increase in income tax payable was primarily attributable to the withholding tax.

Net cash generated from operating activities was RMB3,325.6 million for 2020. The difference between the net income of RMB3,407.6 million and the net cash generated from the operating activities of RMB3,325.6 million was primarily due to additional cash of RMB593.6 million used for working capital, partially offset by adding back certain non-cash
expense items including share-based compensation of RMB211.2 million and depreciation of RMB158.2 million. The change in working capital was in turn the result of (i) a RMB217.7 million increase in prepaid expenses and other current assets; (ii) a RMB252.9 million increase in other non-current
assets, and (iii) a RMB158.3 million decrease in accrued expenses and other payables.
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
As of December 31, 2021, 94.3% (or RMB3,077.8 million) of our total accounts receivable at the end of 2019 and 92.0% (or RMB2,991.7 million) of our total accounts receivable at the end of 2020 were subsequently settled. Our accounts receivable turnover days, which are the average accounts receivable balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period, were 130.6 days in 2019, 134.0 days in 2020 and 132.7 days in 2021.
Investing Activities
Net cash used in investing activities was RMB3,813.0 million (US$598.3 million) in 2021, which was primarily attributable to purchase of term deposits and adjustable-rate financial products, increased capital expenditures primarily related to the purchase of servers and software, and payment related to the acquisition of TTP.
Net cash used in investing activities was RMB2,985.5 million in 2020, which was primarily attributable to acquisition of TTP Car Inc., purchase of term deposits and adjustable-rate financial products and increased capital expenditures primarily related to the purchase of servers and software.
Net cash used in investing activities was RMB1,168.3 million in 2019, which was primarily attributable to purchase of term deposits and adjustable-rate financial products and increased capital expenditures primarily related to the purchase of servers and software.
Financing Activities
Net cash generated from financing activities in 2021 was RMB2,898.3 million (US$454.8 million), which was primarily attributable to the net proceeds from issuance of our ordinary shares in connection with the listing on the Hong Kong Stock Exchange in March 2021, partially offset by payment of dividends, and payment for repurchase of ordinary shares.
Net cash used in financing activities in 2020 was RMB547.0 million, which was attributable to payment of dividends, partially offset by proceeds from exercise of share-based awards.

Net cash generated from financing activities in 2019 was RMB68.7 million, which was attributable to proceeds from exercise of share-based awards.
Material Cash Requirement
Our material cash requirement as of December 31, 2021 and any subsequent interim period include our capital expenditures and operating lease obligations.
Our capital expenditures were primarily used for the purchase of servers and software for our business. Cash outflow in connection with capital expenditures amounted to RMB204.1 million, RMB263.9 million and RMB218.8 million (US$34.3 million) in 2019, 2020 and 2021, respectively.
Our operating lease obligations mainly relate to the lease of office space and internet data centers. Lease cost for the years ended December 31, 2019, 2020 and 2021 were RMB192.6 million, RMB213.5 million and RMB231.5 million (US$36.3 million), respectively, with the figures in 2019, 2020 and 2021 including those related to lease of data centers.
The following summarizes our contractual obligations as of December 31, 2021:

	Payments Due by Period
	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total

	(in thousands of RMB)
Operating lease obligations (1)	97,954	32,763	491	—	131,208

Note:
(1)	Operating lease obligations related to the lease of office space and internet data centers.
We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
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
Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.
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

Under PRC law, our PRC subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund and allocate at least 10% of their after-tax
profits on an individual company basis as determined under PRC accounting standards to the general reserve, and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, they are also required to make appropriations to the enterprise expansion fund and staff welfare and bonus fund at the discretion of their respective boards of directors. The VIEs in China are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2019, 2020 and 2021, our PRC subsidiaries and the VIEs had appropriated RMB84.5 million, RMB87.8 million and RMB91.3 million (US$14.3 million), respectively, of retained earnings for their statutory reserves.
As a result of these PRC laws and regulations, prior to allocations of after-tax
profits to the statutory reserves, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to us.
Foreign exchange and other regulation in the PRC may further restrict our PRC subsidiaries and VIEs from transferring funds to us in the form of dividends, loans and advances. As of December 31, 2019, 2020 and 2021, the amounts of the net restricted assets of our PRC subsidiaries and the VIEs were RMB3,090.6 million, RMB4,582.9 million, and RMB4,925.0 million (US$772.8 million), respectively.

C.	Research and Development, Patents and Licenses, etc.
Technology and Product Development
Our technologies and infrastructure are critical to our success. We follow a user-centric strategy for our system architecture and have developed a robust and scalable technology platform driven by AI, big data and cloud technologies with sufficient flexibility to support our rapid growth.
We had an experienced product development team of 1,536 engineers as of December 31, 2021. Our past innovation has focused on helping users research, select and purchase suitable vehicles through our websites. We plan to develop additional products and services for our mobile applications and media-related technology and enhance our big data analytics capabilities and
AR-
and
VR-related
technologies. See “Item 4. Information on the Company—B. Business Overview—Technology and Product Development” for more details.
Intellectual Property
See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2021 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Critical Accounting Estimates
Critical Accounting Estimates
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
We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. Such critical estimates are discussed below. For further information on our other significant accounting estimates, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

Allowance for Credit Losses
The allowance for credit losses represents our management’s estimate of the expected lifetime credit losses inherent in accounts receivables as of December 31, 2021. The adequacy of allowance for credit losses is assessed quarterly, and the assumptions and models used in establishing the allowance are evaluated regularly.
We estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics. We determined an expected loss rate for each group based on historical loss experience, lifetime for debt recovery, and current and future economic conditions.
We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses are recorded as general and administrative expenses on the consolidated statements of comprehensive income. Changes in these estimates and assumptions could materially affect the credit losses.
Mezzanine Equity
The mezzanine equity represents the convertible redeemable noncontrolling interests in TTP as of December 31, 2021. According to different share purchase agreements between TTP and its preferred shareholders, the accounting measurement of TTP’s different rounds of preferred share issuance varies. Depending on the accounting measurement adopted, the value of mezzanine equity we recorded can be determined as (i) a percentage of the issue price, (ii) the fair value of the underlying convertible redeemable noncontrolling interests or a percentage of the issue price, whichever is higher, and (iii) the fair value of the underlying convertible redeemable noncontrolling interests or the compound annual interests accrued on such convertible redeemable noncontrolling interests, whichever is higher . See Note 20 to our consolidated financial statements for information regarding mezzanine equity.
The valuation of the fair value of these convertible redeemable noncontrolling interests is based on valuation techniques under the income approach. Major assumptions used in determining the fair value of these convertible redeemable noncontrolling interests include revenue growth rate and discount rate. The projection of revenue growth rate is consistent with our management’s current assumptions about our business outlook in a short term and our management’s best estimates of our long-term growth and the return on equity in a longer term.
In addition, we used the option pricing model in determining the fair value. The major unobservable input used in the option pricing model included the equity value of underlying business, which was determined by our management using valuation techniques under the income approach and the market approach. The significant assumptions used in income approach included revenue growth rate and discount rate, and those used in market approach included revenue growth rate and the selection of earnings multiples.
Critical Accounting Policies
When reviewing our consolidated financial statements, you should consider (a) our selection of critical accounting policies, (b) the judgment and other uncertainties affecting the application of such policies and (c) the sensitivity of reported results to changes in conditions and assumptions. For further information on our significant accounting policies, see Note 2 to our consolidated financial statements for 2019, 2020 and 2021. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. They should be read in conjunction with our consolidated financial statements, the risks and uncertainties as described under “Item 3. Key Information—D. Risk Factors” and other disclosures included in this annual report.
Revenue Recognition and Accounts Receivable
The Group accounts for revenue in accordance with the ASU
No. 2014-09,
“Revenue from Contracts with Customers (Topic 606)” (“ASC 606”). ASC 606 permits entities to apply one of two methods: retrospective or modified retrospective, since first adoption on January 1, 2018. ASC 606 was adopted on January 1, 2018 using the modified retrospective method. Results for the three years ended December 31, 2019, 2020 and 2021 are presented under ASC 606. The adoption changed the presentation of value-added-tax
on gross basis to net basis and there was no adjustment to the beginning retained earnings on January 1, 2018. Our revenues are derived from media services, leads generation services and online marketplace and others. Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The recognition of revenue involves certain management judgments including identification of performance obligations, stand-alone selling price for each performance obligation and estimation of variable consideration represented by sales rebates. We provide rebates to agency companies based on their cumulative annual advertising and service volume, and the timeliness of their payments, which are accounted for as variable consideration. We estimate our obligations under such agreements by applying the most likely amount method, based on an evaluation of the likelihood of the agency companies’ achievement of the advertising and service volume targets and the timeliness of their payments, after taking into account the agency companies’ purchase trends and history. A refund liability, included in accrued expenses and other payables, is recognized for expected sales rebates payable to agency companies in relation to advertising services provided. We recognize revenue for the amount of fees we receive from the customers, after deducting these sales rebates, and net of VAT collected from customers. We believe that there will not be significant changes to our estimates of variable consideration and update the estimate at each reporting period as actual utilization becomes available.

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

Online marketplace and others
Online marketplace and others revenues primarily consist of revenues related to (i) data products, (ii) new and used vehicle transaction platform, and (iii) auto financing business, and others. For the data products, we provide data-driven products and solutions for automakers and dealers and data analysis reports and recognize revenue over the service period of data-driven products and solutions by the automakers and dealers or at a point in time upon the delivery of reports. For the new and used vehicle transaction business, and auto-financing business, we provide platform-based services including facilitation of transactions, transaction-oriented marketing solutions, generation of sales leads and facilitation of transactions as an insurance brokerage service provider. For the new car vehicle transaction, we act as the platform for users to review automotive-related information, purchase coupons offered by automakers for discounts and make purchases to complete the transaction. For the used vehicle transaction, we act as a used car consumer-to-business-to-consumer,
or C2B2C, transaction system that facilitates the used car transaction between the sellers and buyers and charge the service fee per each sale. For the auto-financing business, we provide a platform which serves as a bridge to match users and automobile sellers that have auto financing needs with our cooperative financial institutions that offer a variety of products covering merchant loans, consumer loans, leases and insurance services. The auto-financing service fee is charged on a per sale or lead basis. The service fee is recognized at a point in time when the relevant information is displayed, marketing solution package is delivered, when the sales leads are delivered or upon the successful facilitation of transaction.
Contract Balances and Accounts Receivable
Deferred revenue is primarily related to the advanced payment related to dealer subscription services and used car listings under leads generation services. As of December 31, 2019, 2020 and 2021, there was deferred revenue of RMB1,371.0 million, RMB1,315.7million and RMB1,553.0 million (US$243.7 million), respectively.
The beginning balance of deferred revenue of RMB1,315.7 million (US$206.5 million) was fully recognized as revenue for the year ended December 31, 2021.
Accounts receivable are carried at net realizable value. Prior to the adoption of ASC 326, an allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. On January 1, 2020, we adopted Accounting Standards Update
No. 2016-13,
Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”) using the modified retrospective transition method. ASC 326 replaces the existing incurred loss impairment model with a forward-looking current expected credit loss (“CECL”) methodology. We estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics. We determined an expected loss rate for each group based on historical loss experience, lifetime for debt recovery, and current and future economic conditions. The cumulative effect from the adoption as of January 1, 2020 was immaterial to the consolidated financial statements. An accounts receivable balance is written off after all collection effort has ceased.
Practical Expedients and Exemptions
We have elected to use the practical expedient to not disclose the remaining performance obligations for contracts that have durations of one year or less. We do not have significant remaining performance obligations in excess of one year. For the remaining performance obligations as of December 31, 2021, most of them are to be recognized within a year.
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
New Lease Accounting Policies
We determine if an arrangement is a lease and determine the classification of the lease, as either operating or finance, at commencement. We have operating leases for office buildings and data centers and has no finance leases as of December 31, 2021. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.
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
As of December 31, 2021, we recognized the following items related to operating lease in its consolidated balance sheet.

	As of December 31, 2021
	RMB	US$
	(in thousands)
Operating lease ROU assets	133,383	20,931
Operating lease liabilities, current portion	96,160	15,090
Operating lease liabilities, non-current portion	28,619	4,492

Lease cost recognized in our consolidated statements of comprehensive income is summarized as follows:

	For the Year Ended December 31, 2021
	RMB	US$

	(in thousands)

Operating lease cost	131,529	20,640
Cost of other leases with terms less than one year	99,923	15,680
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

Goodwill
Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Our goodwill at December 31, 2019 was related to our acquisition of Cheerbright, China Topside and Norstar. Our goodwill at December 31, 2020 and 2021 was also related to our acquisition of TTP. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.
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
Our management has determined that we represent the lowest level within the entity at which goodwill is monitored for internal management purposes. Our management evaluated the recoverability of goodwill by performing a qualitative assessment at the reporting unit level. Based on an assessment of the qualitative factors, our management determined that it is more-likely-than-not
that the fair value of the reporting unit is in excess of its carrying amount. As of December 31, 2019, 2020 and 2021, goodwill was RMB1.5 billion, RMB4.1 billion and RMB4.1 billion (US$638.9 million), respectively. No impairment loss was recorded for any of the years presented. If we reorganize our reporting structure in a manner that changes the composition of one or more of its reporting units, goodwill is reassigned based on the relative fair value of each of the affected reporting units.
Share-based Compensation
Share-based awards granted to employees are accounted for under ASC 718, Compensation-Stock Compensation, which requires that share-based awards granted to employees be measured based on the grant date fair value and recognized as compensation expense over the requisite service period (which is generally the vesting period) in the consolidated statements of comprehensive income. We have elected to recognize compensation expense using the straight-line method for all share-based awards granted with service conditions that have a graded vesting schedule. For awards with performance condition and multiple service dates, if the performance conditions are all set at inception and independent for each year, each tranche should be accounted for as a separate award with its own requisite service period. Compensation cost should be recognized over the respective requisite service period separately for each separately-vesting tranche as though each tranche of the award is, in substance, a separate award.
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

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Quan Long	51	Director, Chairman of the Board and Chief Executive Officer
Jun Lu	48	Director
Jing Xiao	49	Director
Zheng Liu	53	Director
Junling Liu	57	Independent Director
Tianruo Pu	53	Independent Director
Dazong Wang	67	Independent Director
Haifeng Shao	50	Co-president
Bibo Xiang	44	Chief Technology Officer
Mr.
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
Mr.
 Jun Lu (Jeff)
has served as our director since October 2021. Mr. Lu has served as the general manager of the Investment Management Center of Ping An Group and the chairman of the board of Xinfangzheng Holding Development Co., Ltd. since May 2021, where he managed an investment portfolio of strategically important investments involving a value of over RMB500 billion of Ping An Group. Before joining Ping An Group, Mr. Lu has 26 years of experience spanning the areas of corporate management, corporate transactions and portfolio management. He served as a co-president
of Jinsheng Group from May 2020 to May 2021 and the president of Yoozoo Holding Group and chief financial officer of YOOZOO Games Co., Ltd. (SHE: 002174) from July 2017 to April 2020. Prior to that, he worked at PwC Shanghai from January 2002 to June 2017, having served in a number of senior management positions including as senior global partner and a lead partner and co-founder
of PwC China’s Corporate Finance and M&A department. Mr. Lu received his bachelor’s degree in electronic engineering and management from Fudan University in July 1995 and obtained an executive master of business administration degree from China Europe International Business School in March 2005. Mr. Lu is a senior member of the China Appraisal Society.

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

Mr.
 Bibo Xiang
has extensive experience in the fields of search engine, commercial advertising, recommendation system, natural language processing and data mining. Prior to joining Autohome, Mr. Xiang served as senior vice president of VIPKID, and Chief Technology Officer of Koolearn Technology Holding Limited (HKEX: 1797), in charge of digital transformation of education and training business. Prior to that, Mr. Xiang worked at Yahoo Search, Taobao Advertising, Shanda Online, 360 Search and 360 Commercial Products, where he was responsible for technology management of search, recommendation and advertising businesses. Mr. Xiang received his bachelor’s degree in Computer Science and Technology from Southwest Jiaotong University in 1999, and his master’s degree in Information Security from Beijing University of Posts and Telecommunications in 2006.

B.	Compensation of Directors and Executive Officers
For the fiscal year of 2021, we paid an aggregate compensation expense of approximately RMB8.5 million (US$1.3 million) for our executive officers and directors (not including share-based compensation expenses). Our PRC subsidiaries and VIEs are required by laws to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, housing fund and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC laws, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. For additional information on share incentive grants to our directors and executive officers, see “—Share Incentive Plans.”
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

Share Incentive Plans
Unless otherwise specified, numbers of shares disclosed in this section have taken into account the effect of the share re-designation
and share subdivision effective in February 2021.
2013 Share Incentive Plan
We adopted the 2013 Share Incentive Plan in November 2013. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2013 Share Incentive Plan is 13,400,000. As of December 31, 2021, 1,691,632 restricted shares under the 2013 Share Incentive plan were outstanding. The following table summarizes the outstanding awards we had granted under the 2013 Share Incentive Plan as of December 31, 2021:

Name	Restricted Shares	Date of Grant	Vesting Schedule
Individuals other than directors and officers as a group	*	Between September 16, 2021 and December 1, 2021	Approximately four years from each date of grant
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
Amended and Restated 2016 Share Incentive Plan
Our board of directors adopted and amended the 2016 Share Incentive Plan, or the Amended and Restated 2016 Plan, in March 2017 and April 2017, respectively. The Amended and Restated 2016 Plan was approved by our then parent company Ping An Group at its general meeting on June 16, 2017 and was subsequently approved, confirmed and ratified by our shareholders at our extraordinary general meeting of shareholders on June 27, 2017. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2016 Plan is 19,560,000. As of December 31, 2021, options to purchase 2,171,312 ordinary shares under the Amended and Restated 2016 Plan at exercise prices ranging from US$5.55 to US$24.61 were outstanding. The following table summarizes, as of December 31, 2021, the outstanding options we had granted to our directors and officers and to other individuals as a group under the Amended and Restated 2016 Plan:

Name	Options	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration	Vesting Schedule
Quan Long	*	9.73	November 1, 2021	Ten years after grant date	Approximately four years from grant date
Haifeng Shao	*	17.48	March 22, 2018	Ten years after grant date	Approximately four years from grant date
Haifeng Shao	*	19.46	August 29, 2018	Ten years after grant date	Approximately four years from grant date
Bibo Xiang	*	9.73	November 1, 2021	Ten years after grant date	Approximately four years from grant date
Other individuals as a group	*	5.55-24.61	Between August 2, 2016 and December 1, 2021	Ten years after grant date	Approximately four years from grant date

Note:
*	Less than 1% of our total outstanding share capital.
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
Amended 2016 Share Incentive Plan II
We adopted the 2016 Share Incentive Plan II (as amended by Amendment No. 1 to the 2016 Share Incentive Plan II), or the Amended 2016 Share Incentive Plan II, at the annual general meeting of shareholders in December 2016. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Amended 2016 Share Incentive Plan II is 12,000,000. As of December 31, 2021, 3,469,004 restricted shares under the Amended 2016 Share Incentive Plan II were outstanding.
The following table summarizes the outstanding restricted shares that we had granted to our directors and officers and to other individuals as a group under our Amended 2016 Share Incentive Plan II as of December 31, 2021.

Name	Restricted Shares	Date of Grant	Vesting Schedule
Quan Long	*	November 1, 2021	Approximately four years from each date of grant
Haifeng Shao	*	March 22, 2018	Approximately four years from each date of grant
Bibo Xiang	*	November 1, 2021	Approximately four years from each date of grant
Directors and officers as a group	*	March 1, 2021	Approximately four years from each date of grant
Other individuals as a group	*	Between November 30, 2017 and November 1, 2021	Approximately four years from each date of grant

Note:
*	Less than 1% of our total outstanding share capital.
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
Nominating and Corporate Governance Committee
. Our nominating and corporate governance committee consists of Mr. Quan Long, Dr. Jing Xiao and Mr. Tianruo Pu. Mr. Quan Long is the chairman of our nominating and corporate governance committee. Mr. Tianruo Pu satisfies the “independence” requirements of Section 303A of New York Stock Exchange Listed Company Manual.
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
We had 4,198, 3,905 and 5,793 employees as of December 31, 2019, 2020 and 2021, respectively. The following table sets forth the number of our employees by function as of December 31, 2021:

Functional Area	Number of Employees
Sales and marketing	2,290
Product development	1,536
Content and editorial	1,552
Management and administrative	415

Total	5,793

Through a combination of short-term performance evaluations and long-term incentive arrangements, we intend to build a competent, loyal and highly motivated workforce. We have not experienced any work stoppages due to labor disputes.

E.	Share Ownership
Ordinary Shares
As of March 31, 2022, we had 502,180,456 ordinary shares outstanding (excluding 7,207,144 treasury shares and ordinary shares that are reserved for future issuance under our share incentive plans). In addition, as of March 31, 2022, we had granted, and had outstanding, options to purchase a total of 2,010,192 ordinary shares and 4,222,448 restricted shares to our employees and directors. For information regarding the share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.”
Beneficial Ownership of Ordinary Shares
Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022:

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

Ordinary Shares Beneficially Owned as of March 31, 2022
	Number	% (1)
Directors and Executive Officers:**
Quan Long (2)	*	*
Jun Lu	—	—
Jing Xiao	—	—
Zheng Liu	—	—
Junling Liu (3)	*	*
Tianruo Pu (4)	*	*
Dazong Wang (5)	*	*
Haifeng Shao (6)	*	*
Bibo Xiang	—	—
All Directors and Executive Officers as a Group	*	*
Principal Shareholders:
Yun Chen (7)	224,800,512	44.8%
Entities Affiliated with Kayne Anderson (8)	44,590,040	8.9%

Notes:

*	Less than 1% of our total outstanding share capital.
**
Except as indicated otherwise below, the business address of our directors and executive officers is 18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing 100080, The People’s Republic of China.

(1)
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of our total ordinary shares outstanding, which is 502,180,456 ordinary shares as of March 31, 2022 (excluding 7,207,144 treasury shares and ordinary shares that had been issued and reserved for the purpose of our Share Incentive Plans as of March 31, 2022), and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2022.

(2)
Represents ordinary shares in the form of ADSs that Mr. Long has the right to acquire upon exercise of options or will be entitled to upon vesting of restricted shares within 60 days after March 31, 2022.

(3)	Represents ordinary shares in the form of ADSs vested from restricted shares held by Mr. Liu.

(4)	Represents ordinary shares in the form of ADSs vested from restricted shares held by Mr. Pu.

(5)	Represents ordinary shares in the form of ADSs vested from restricted shares held by Dr. Wang.

(6)
Represents (i) ordinary shares in the form of ADSs vested from restricted shares held by Mr. Shao, and (ii) ordinary shares in the form of ADSs that Mr. Shao has the right to acquire upon exercise of options or will be entitled to upon vesting of restricted shares within 60 days after March 31, 2022.

(7)
Represents 224,800,512 ordinary shares as reported in a Schedule 13D/A filed with the SEC on March 16, 2021 by Yun Chen, a Cayman Islands company and a special purpose vehicle and subsidiary of Ping An Group, a company organized under the laws of the People’s Republic of China. Ping An Group’s business address is Ping An Finance Building, No. 1333 Lujiazui Ring Road, Pudong District, Shanghai 200120, People’s Republic of China.

(8)
The number of ordinary shares beneficially owned is as of December 31, 2021, as reported in a Form 13G/A filed with the SEC on February 11, 2022 by Kayne Anderson Rudnick Investment Management LLC and Virtus Investment Advisers, Inc. , which are collectively referred to as the Entities Affiliated with Kayne Anderson, and consists of 44,590,040 ordinary shares in the form of ADSs. Entities Affiliated with Kayne Anderson are investment advisers in accordance with
§240.13d-1(b)(1)(ii)(E).
Kayne Anderson Rudnick Investment Management LLC’s business address is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, CA 90067, USA. Virtus Investment Advisers, Inc.’s business address is One Financial Plaza, Hartford, CT 06103, USA.

To our knowledge, as of March 31, 2022, 260,426,636 ordinary shares (excluding 7,207,144 treasury shares and ordinary shares that are reserved for future issuance under our share incentive plans as of March 31, 2022) were held by one person in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program, which holds ordinary shares in our company indirectly through HKSCC Nominees Limited following the Hong Kong Offering. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholder
As of March 31, 2022, Yun Chen owned 44.8% of our total issued and outstanding ordinary shares. Yun Chen is a subsidiary of Ping An Group. As such, we are indirectly controlled by Ping An Group, which beneficially owned 44.8% of the total voting rights in our company.
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions
Contractual Arrangements with the Variable Interest Entities
PRC laws and regulations currently limit foreign ownership of companies that engage in internet services. We have the following contractual arrangements by and among the following entities to conduct most of our operations in China:

•	Autohome WFOE, Autohome Information, the shareholders of Autohome Information and two subsidiaries of Autohome Information, namely Chengshi Advertising and Autohome Advertising;

•
Chezhiying WFOE, Shengtuo Hongyuan, the shareholders of Shengtuo Hongyuan and one subsidiary of Shengtuo Hongyuan, namely Beijing Autohome Used Car Appraisal Co., Ltd., or Autohome Used Car Appraisal; and

•	TTP WFOE, Shanghai Jinwu, and the shareholder of Shanghai Jinwu.
Autohome WFOE entered into a series of contractual agreements with Autohome Information and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in February 2021 by and between Autohome WFOE, Autohome Information, Mr. Quan Long, our chairman of the board of directors and chief executive officer, and Ms Haiyun Lei. Autohome WFOE has also entered into a series of contractual agreements with Autohome Information and two of its subsidiaries, respectively, namely Autohome Advertising and Chengshi Advertising. Such contractual arrangements allow Autohome WFOE to (i) exercise effective control over Autohome Information and its subsidiaries, (ii) receive substantially all of the economic benefits of Autohome Information and its subsidiaries, and (iii) have an exclusive option to purchase all or part of the equity interests in Autohome Information and its subsidiaries when and to the extent permitted by the PRC laws.
In addition, Chezhiying WFOE has entered into a series of contractual agreements with Shengtuo Hongyuan and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in February 2021 by and between Chezhiying WFOE, Shengtuo Hongyuan, Mr. Quan Long, our chairman of the board of directors and chief executive officer, and Ms. Haiyun Lei. Chezhiying WFOE has also entered into a series of contractual agreements with Shengtuo Hongyuan and its subsidiary, namely Autohome Used Car Appraisal. Such contractual arrangements allow Chezhiying WFOE to (i) exercise effective control over Shengtuo Hongyuan and its subsidiary, (ii) receive substantially all of the economic benefits of Shengtuo Hongyuan and its subsidiary, and (iii) have an exclusive option to purchase all or part of the equity interests in Shengtuo Hongyuan and its subsidiary when and to the extent permitted by the PRC laws.
In December 2020, the Company acquired TTP which operates an online bidding platform for used automobiles in China primarily through Shanghai Jinwu, which holds an auction business approval certificate and a value-added telecommunications license for engaging in internet information services. In August 2015, TTP WFOE entered into a series of contractual agreements with Shanghai Jinwu and Weiwei Wang, being the individual nominee shareholder of Shanghai Jinwu. The contractual arrangements of TTP WFOE with Shanghai Jinwu and its shareholders allow TTP to (i) exercise effective control over Shanghai Jinwu, (ii) receive substantially all of the economic benefits of Shanghai Jinwu, and (iii) have an exclusive option to purchase all or part of the equity interests in Shanghai Jinwu when and to the extent permitted by the PRC laws.

We have also entered into contractual arrangements with other affiliate entities and their respective nominee shareholders, through our subsidiary in China, which results in our relevant subsidiary having control over, and being the primary beneficiary of, the relevant affiliate entities. As a result of these contractual arrangements, we consolidate such affiliate entities as well, which have not generated significant revenues as of the date of this annual report.
The diagram below illustrates the general structure of the economic flow and control under the VIE structure created by the contractual arrangements:

Notes:

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

Exclusive Technology Consulting and Service Agreements
. Pursuant to the exclusive technology consulting and service agreements entered into between Autohome WFOE and each of Autohome Information, Autohome Advertising and Chengshi Advertising in February 2021, September 2016 and September 2016, respectively, Autohome WFOE has the exclusive right to provide each of these VIEs comprehensive technology and management consulting services. In addition, Autohome WFOE is obligated to provide financing support to each of these VIEs to ensure the cash flow requirements of the day-to-day
operations of these VIEs. Each of these VIEs is obligated to pay to Autohome WFOE service fees, which are calculated based on such VIE’s revenues reduced by its tax, operating expenses and an appropriate amount of retained profit that is determined pursuant to our tax planning strategies and relevant tax laws. Such service fees may be adjusted by Autohome WFOE at Autohome WFOE’s sole discretion. Autohome WFOE owns the intellectual properties arising from the performance of these agreements. These agreements have a
30-year
term that can be automatically extended for another 10 years at the option of Autohome WFOE and can only be terminated by the parties’ mutual written consent or by Autohome WFOE’s prior
30-day
notice at its sole discretion. During the term of these agreements, these VIEs may not enter into any agreements with third parties for the provision of any technology or management consulting services without prior consent of Autohome WFOE.
Equity Option Agreements
. Pursuant to the equity option agreements among Autohome WFOE, Autohome Information and each of the two shareholders of Autohome Information entered into in February 2021, each shareholder of Autohome Information jointly and severally grants to Autohome WFOE an option to purchase all or part of his or her equity interests in Autohome Information at a price equivalent to the lowest price permitted by PRC law. The purchase price is to be offset against the loan repayments under the loan agreements. If there will be additional payments to be made by Autohome Information to these shareholders required by the PRC law, these shareholders must immediately return the received payments to Autohome WFOE. Autohome WFOE may exercise its option at any time or transfer the rights and obligations under the equity option agreement to any of its designated parties. The equity option agreements have an indefinite term and will terminate at the earlier of (i) the date on which the equity interests in Autohome Information have been transferred to Autohome WFOE or its designated parties, or (ii) the unilateral termination by Autohome WFOE.
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
Power of Attorney
. In February 2021, each of the shareholders of Autohome Information executed an irrevocable power of attorney appointing Autohome WFOE, or any person designated by Autohome WFOE, as their attorney-in-fact,
to vote on their behalf at the shareholders’ meetings of Autohome Information and to exercise full voting rights as the shareholders of the company with powers granted under PRC laws and regulations and the articles of association of the company, including the rights to appoint directors and management personnel. In September 2016, Autohome Information executed irrevocable powers of attorney appointing Autohome WFOE, or any person designated by Autohome WFOE, as their attorney-in-fact,
to vote on their behalf at the shareholders’ meetings of Autohome Advertising and Chengshi Advertising and to exercise full voting rights as the shareholders of these companies with powers granted under PRC laws and regulations and the articles of association of each of the above companies, including the rights to appoint directors and management personnel.
Loan Agreements
. Pursuant to the loan agreements between Autohome WFOE and each of the two shareholders of Autohome Information entered into in February 2021, Autohome WFOE granted interest-free loans to these two shareholders of Autohome Information. The loans are to be used solely for the purpose of making capital contributions to the registered capital of Autohome Information. The term of the loans is indefinite and must be repaid in the manner specified in the agreements upon written notice from Autohome WFOE at any time in Autohome WFOE’s sole discretion or upon an event of default by the shareholders of Autohome Information.

Agreements that provide us effective control over Shengtuo Hongyuan and Autohome Used Car Appraisal
Equity Interest Pledge Agreements
. In February 2021, Chezhiying WFOE and each of the shareholders of Shengtuo Hongyuan entered into equity interest pledge agreements with respect to their equity interest in Shengtuo Hongyuan. The terms of these agreements are substantially the same as the equity interest pledge agreements between Autohome WFOE and each of the two shareholders of Autohome Information described above. In September 2016, Chezhiying WFOE and Shengtuo Hongyuan entered into equity interest pledge agreements with respect to the latter’s equity interest in Autohome Used Car Appraisal. The terms of these agreements are substantially the same as the equity interest pledge agreements between Autohome WFOE and Autohome Information. The registration of the equity interest pledge in Shengtuo Hongyuan was completed in March 2021.
Exclusive Technology Consulting and Service Agreements.
In February 2021, Chezhiying WFOE and Shengtuo Hongyuan entered into an exclusive technology consulting and service agreement. In September 2016, Chezhiying WFOE and Autohome Used Car Appraisal entered into exclusive technology consulting and service agreement. The terms of these agreements are substantially the same as the exclusive technology consulting and service agreements between Autohome WFOE and each of Autohome Information, Autohome Advertising and Chengshi Advertising described above.
Equity Option Agreements
. In February 2021, Chezhiying WFOE, Shengtuo Hongyuan and each of the shareholders of Shengtuo Hongyuan entered into equity option agreements. The terms of these agreements are substantially the same as the equity option agreements among Autohome WFOE, Autohome Information and each of the two shareholders of Autohome Information described above. In September 2016, Chezhiying WFOE, Shengtuo Hongyuan and Autohome Used Car Appraisal entered into equity option agreement. The terms of such agreement are substantially the same as the equity option agreements among Autohome WFOE, Autohome Information and each of Autohome Advertising and Chengshi Advertising.
Power of Attorney.
In February 2021, each of the shareholders of Shengtuo Hongyuan executed an irrevocable power of attorney appointing Chezhiying WFOE, or any person designated by Chezhiying WFOE, as their attorney-in-fact,
to vote on their behalf at the shareholders’ meetings of Shengtuo Hongyuan and to exercise full voting rights as the shareholders of Shengtuo Hongyuan with powers granted under PRC laws and regulations and the articles of association of the company, including the rights to appoint directors and management personnel. In September 2016, Shengtuo Hongyuan executed an irrevocable power of attorney appointing Chezhiying WFOE, or any person designated by Chezhiying WFOE, as their attorney-in-fact,
to vote on their behalf at the shareholders’ meetings of Autohome Used Car Appraisal to exercise full voting rights as the shareholders of Autohome Used Car Appraisal with powers granted under PRC laws and regulations and the articles of association of Autohome Used Car Appraisal, including the rights to appoint directors and management personnel.
Loan Agreements.
In Feburary 2021, Chezhiying WFOE and each of the shareholders of Shengtuo Hongyuan entered into loan agreements. The terms of these agreements are substantially the same as the loan agreements between Autohome WFOE and each of the two shareholders of Autohome Information described above.
Agreements that provide us effective control over Shanghai Jinwu
In December 2020, the Company acquired TTP which conduct its business related to internet content services in China primarily through Shanghai Jinwu. In August 2015, TTP WFOE entered into a series of contractual agreements with Shanghai Jinwu and Weiwei Wang, being the individual nominee shareholder of Shanghai Jinwu. The contractual arrangements of TTP WFOE with Shanghai Jinwu and its shareholders allow TTP to (i) exercise effective control over Shanghai Jinwu, (ii) receive substantially all of the economic benefits of Shanghai Jinwu, and (iii) have an exclusive option to purchase all or part of the equity interests in Shanghai Jinwu when and to the extent permitted by the PRC laws.
Autohome WFOE and Chezhiying WFOE recognized service fees from all the VIEs in the amount of RMB221.7 million in 2019, RMB219.5 million in 2020 and RMB309.7 million (US$48.6 million) in 2021 in consideration for services provided to the VIEs. In the years ended December 31, 2019, 2020 and 2021, the VIEs contributed in aggregate 8.3% 8.1% and 13.1%, respectively, of our total net revenue.

Transactions with Entities Affiliated with Our Shareholders
Since Ping An Group became our controlling shareholder, it provided services including rental and property management services, technical services and other miscellaneous services, and assets to us for a total amount of RMB107.7 million in 2019, RMB156.4 million in 2020 and RMB176.9 million (US$27.8 million) in 2021.
We earned service fees primarily for providing facilitation services related to insurance products and loan and leasing product transactions for Ping An Group or its affiliates on our platform as well as providing advertising services to Ping An Group for a total amount of RMB447.0 million in 2019, RMB621.8 million in 2020 and RMB417.1 million (US$65.4 million) in 2021.
We also had cash or time deposits with commercial banks affiliated with Ping An Group and purchased in short-term cash management products managed by Ping An Group as a part of our cash management plan, which totaled RMB1,907.2 million, RMB3,466.9 million and RMB4,144.8 million (US$650.4 million) as of December 31, 2019, 2020 and 2021, respectively. On January 4, 2022, we entered into a limited partner interest subscription agreement, a limited partnership agreement and certain other auxiliary documents with Ping An Capital Co., Ltd., an affiliate of Ping An Group, pursuant to which we agreed to subscribe for RMB400 million worth of limited partner interests in an equity investment fund managed by Ping An Capital Co., Ltd. The subject subscription was approved by our board of directors and its audit committee and was announced on the same day.
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
Dividend Policy
Our board of directors has complete discretion to declare dividends subject to our Memorandum and Articles of Association and certain restrictions under Cayman Islands law. Our shareholders may also by ordinary resolution declare dividends but no dividend shall be declared in excess of the amount recommended by the board of directors. In November 2017, our board of directors declared a special cash dividend of US$0.76 per ordinary share (inclusive of applicable fees payable to our depositary bank) in favor of holders of our ordinary shares as of the close of business on January 4, 2018, which special cash dividend was paid on or about January 15, 2018. On November 4, 2019, our board of directors resolved to adopt a regular dividend policy. Under this policy, we may issue recurring cash dividend every year from 2020 in an amount of approximately 20% of the net income generated in the previous fiscal year, with the exact amount to be determined by our directors based on our financial performance and cash position prior to the distribution. For the fiscal years of 2020 and 2021, we paid cash dividends in a total amount of US$99.8 million and US$105.7 million, respectively, to our shareholders, pursuant to our dividend policy. On March 31, 2022, we paid cash dividends of US$0.1325 per share (or US$0.53 per ADS) pursuant to our dividend policy to holders of our ordinary shares of record as of the close of business on March 21, 2022.
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
We are a holding company incorporated under the laws of the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely to a significant extent on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.”
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
Our ordinary shares have been listed on the Hong Kong Stock Exchange since March 15, 2021 under the stock code “2518.”
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
Dividends
The holders of our ordinary shares are entitled to such dividends as may be declared by us in general meeting or by our board of directors, but no dividend may exceed the amount recommended by our directors. Our sixth amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
Voting Rights
At any general meeting every holder of ordinary shares who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote on a show of hands, subject to any rights and restrictions for the time being attached to any share (including, for as long as our ordinary shares remain listed on the Hong Kong Stock Exchange, applicable rules under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time (unless otherwise waived)), and on a poll every shareholder holding ordinary shares present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each fully paid ordinary share of which such shareholder is the holder.
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
An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of not less than two-thirds
of the votes cast attaching to the outstanding ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our sixth amended and restated memorandum and articles of association.

Transfer of Ordinary Shares
Subject to the restrictions of our sixth amended and restated memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
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

The registration of transfers may, after compliance with any notice required of the Designated Stock Exchange (as defined in the sixth amended and restated memorandum and articles of association), be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.
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
Issuance of Additional Preferred Shares
Our sixth amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Our sixth amended and restated memorandum of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

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
Pursuant to Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, we have obtained an undertaking from the
Governor-in-Cabinet:

(a)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(b)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.
The undertaking for us is for a period of 20 years from July 22, 2008.
Hong Kong Taxation
Our subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. On April 1, 2018, a two-tiered
profits tax regime was introduced. The profits tax rate for the first HK$2 million of profits of corporations is lowered to 8.25%, while profits above that amount continue to be subject to the tax rate of 16.5%.
Our principal register of members is maintained by our principal share registrar in the Cayman Islands, and our Hong Kong register of members is maintained by the Hong Kong Share Registrar in Hong Kong.
Dealings in our ordinary shares registered on our Hong Kong Share Register are subject to Hong Kong stamp duty. The stamp duty is charged to each of the seller and purchaser at the rate of 0.13% of the consideration for, or (if greater) the value of, our ordinary shares transferred. In other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of our ordinary shares. In addition, a fixed duty of HK$5.00 is charged on each instrument of transfer (if required).
To facilitate
ADS-ordinary
share conversion and trading between NYSE and the Hong Kong Stock Exchange, we have moved a portion of our issued ordinary shares from our Cayman share register to our Hong Kong share register. It is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs constitutes a sale or purchase of the underlying Hong Kong registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our ADSs and Ordinary Shares — There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.”

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
United States Federal Income Tax Considerations
The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will hold ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations (proposed, temporary and final) promulgated thereunder (“Regulations”), pertinent judicial decisions, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant, which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt
organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors that are traders in securities that have elected the mark-to-market
method of accounting or investors that have a functional currency other than the United States dollar), all of whom may be subject to tax rules that differ significantly from those discussed below. In addition, this discussion does not address United States federal estate, gift, Medicare, and alternative minimum tax considerations, or any non-United
States, state, or local tax considerations. Each U.S. Holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United
States income and other tax considerations of an investment in ADSs or ordinary shares.
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
Passive Foreign Investment Company Considerations
A
non-United
States corporation, such as our company, will be classified as a PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activity are taken into account as non-passive
assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
Although the law in this regard is unclear, we treat the VIEs as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our consolidated financial statements. If it were determined, however, that we are not the owner of the VIEs for United States federal income tax purposes, we would likely be treated as a PFIC for our current and any subsequent taxable year.
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
Assuming we are the owner of the VIEs for U.S. federal income tax purposes, and based on our current income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and do not anticipate becoming a PFIC in the current taxable year or in future taxable years. While we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and do not anticipate becoming a PFIC for the current taxable year or the foreseeable future, no assurance can be given in this regard. Because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis, the determination of whether we will be or become a PFIC will depend, in part, upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ADSs from time to time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. Recent declines in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year.
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
Since we do not expect that our ordinary shares be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the requirements for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the United
States-PRC
income tax treaty (the “Treaty”), which the United States Treasury Department has determined is satisfactory for this purpose, and be treated as a qualified foreign corporation with respect to dividends paid on our ADSs or ordinary shares. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares.
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
Sale or Other Disposition of ADSs or Ordinary Shares
A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States-source gain or loss for United States foreign tax credit purposes, which will generally limit the availability of foreign tax credits. Long-term capital gain of non-corporate
U.S. Holders is generally eligible for reduced rates of taxation. The deductibility of a capital loss is subject to limitations.

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be United States-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as
PRC-source
income under the Treaty. Pursuant to recently issued Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued Regulations.
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
ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.
Debt Securities
Not applicable.
B.
Warrants and Rights
Not applicable.
C.
Other Securities
Not applicable.
D.
American Depositary Shares
Fees and Charges Our ADS Holders May Have to Pay
Deutsche Bank Trust Company Americas, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 1005, USA. An ADS holder will be required to pay the following service fees to the depositary bank:

Service	Fees

• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued

• Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to the ADS holder had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

• Transfer of ADRs	US$1.50 per certificate presented for transfer
An ADS holder will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs held) such as:

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
Fees and Other Payments Made by the Depositary to Us
Our depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither we nor the depositary can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. In 2021, we did not receive any reimbursement from the depositary.
Conversion between Ordinary Shares and ADSs
Dealings and Settlement of Ordinary Shares in Hong Kong
Our ordinary shares trade on the Hong Kong Stock Exchange in board lots of 100 ordinary shares. Dealings in our ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.
The transaction costs of dealings in our ordinary shares on the Hong Kong Stock Exchange include:

•	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;

•	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;

•	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;

•	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;

•	ad valorem stamp duty at a total rate of 0.26% of the value of the transaction, with 0.13% payable by each of the buyer and the seller;

•	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;

•
brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and

•
the Hong Kong Share Registrar will charge between HK$2.50 to HK$20.00, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor who has deposited his or her ordinary shares in his or her stock account or in his or her designated Central Clearing and Settlement System participant’s stock account maintained with the Central Clearing and Settlement System, or CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his or her broker or custodian before the settlement date.

Conversion between Ordinary Shares Trading in Hong Kong and ADSs
In connection with the listing of our ordinary shares on the Hong Kong Stock Exchange, we have established a branch register of members in Hong Kong, or the Hong Kong share register, which will be maintained by our Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members will continue to be maintained by our principal share registrar, Maples Fund Services (Cayman) Limited.
All ordinary shares offered in connection with our listing in Hong Kong are registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of ordinary shares registered on the Hong Kong Share Register will be able to convert these ordinary shares into ADSs, and vice versa.
In connection with our listing in Hong Kong, and to facilitate fungibility and conversion between ADSs and ordinary shares and trading between NYSE and the Hong Kong Stock Exchange, we moved a portion of our issued ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.
Converting Ordinary Shares Trading in Hong Kong into ADSs
An investor who holds ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on NYSE must deposit or have his or her broker deposit the ordinary shares with the depositary’s Hong Kong custodian, Deutsche Bank AG, Hong Kong Branch, Hong Kong, or the custodian, in exchange for ADSs.
A deposit of ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

•
If ordinary shares have been deposited with CCASS, the investor must transfer ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.

•
If ordinary shares are held outside CCASS, the investor must arrange to deposit his or her ordinary shares into CCASS for delivery to the depositary’s account with the custodian within CCASS, submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.

•
Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will issue the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs to the designated DTC account of the person(s) designated by an investor or his or her broker.

For ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days. For ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.
Converting ADSs to Ordinary Shares Trading in Hong Kong
An investor who holds ADSs and who intends to convert his/her ADSs into ordinary shares to trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw ordinary shares from our ADS program and cause his or her broker or other financial institution to trade such ordinary shares on the Hong Kong Stock Exchange.
An investor that holds ADSs indirectly through a broker should follow the broker’s procedure and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account.

For investors holding ADSs directly (not holding through brokers), the following steps must be taken:

•
To withdraw ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.

•
Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will instruct the custodian to deliver ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.

•
If an investor prefers to receive ordinary shares outside CCASS, he or she must receive ordinary shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register ordinary shares in their own names with the Hong Kong Share Registrar.

For ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days. For ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.
Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancelations. In addition, completion of the above steps and procedures is subject to there being a sufficient number of ordinary shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of ordinary shares on the Hong Kong share register to facilitate such withdrawals.
Depositary Requirements
Before the depositary issues ADSs or permits withdrawal of ordinary shares, the depositary may require:

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including, but not limited to, presentation of transfer documents.
The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong Share Registrar are closed or at any time if the depositary or we determine it advisable to do so.
All costs attributable to the transfer of ordinary shares to effect a withdrawal from or deposit of ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of ordinary shares and ADSs should note that the Hong Kong Share Registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of ordinary shares and ADSs must pay up to US$5.00 (or less) per 100 ADSs for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of ordinary shares into, or withdrawal of ordinary shares from, our ADS program.
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

•
the registration statement on Form
F-1,
as amended (File Number
333-199862)
for our offering in 2014 of 9,645,659 ADSs (reflecting the partial exercise of the over-allotment option by the underwriters to purchase an additional 1,145,659 ADSs), representing 38,582,636 ordinary shares (9,645,659 Class A ordinary shares without reflecting the share split in 2021), or the 2014 Offering, which registration statement was declared effective by the SEC on November 19, 2014. Deutsche Bank Securities Inc. and Goldman Sachs (Asia) L.L.C. acted as the representatives of the underwriters in our 2014 Offering; and

•
the registration statement on Form
F-3ASR
(File Number
333-253792)
and prospectus supplement filed on March 10, 2021 for the Hong Kong Offering. The public offering closed in March 2021. China International Capital Corporation Hong Kong Securities Limited, Goldman Sachs (Asia) L.L.C. and Credit Suisse (Hong Kong) Limited are the joint representatives of the underwriters for our public offering. We issued 24,738,400 ordinary shares at a public offering price of HK$176.30 per ordinary share, taking into account the ordinary shares sold upon the exercise of the over-allotment option by our underwriters. We raised HK$4,294.9 million in net proceeds from our public offering after deducting underwriting commissions and discounts and the offering expenses payable by us.

We incurred expenses and paid to others US$12.8 million for underwriting discounts and commissions in connection with our initial public offering. We incurred expenses and paid to others US$5.0 million for underwriting discounts and commissions in connection with our 2014 Offering. We incurred expenses and paid to others HK$66.5 million for underwriting discounts and commissions in connection with our Hong Kong Offering. We received net proceeds of approximately US$142.6 million, US$97.3 million and HK$4,294.9 million from our initial public offering, 2014 Offering and Hong Kong Offering, respectively.
For the period from December 10, 2013, the date that our registration statement on Form
F-1
for our initial public offering was declared effective by the SEC, to December 31, 2021, we used an aggregate of approximately US$192.8 million of the net proceeds from our initial public offering, the 2014 Offering and the Hong Kong Offering for payment of establishment of new subsidiaries, investment in joint venture and other strategic investments, payment of dividends, professional fees, insurance fees, compensation to directors and general corporate purposes.
We intend to use the remainder of the proceeds from the offerings listed above for general corporate purposes, including funding potential investments and acquisitions of complementary businesses, assets and technologies.

ITEM 15	CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and principal financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Exchange Act) as of the end of the period covered by this report, as required by Rule
13a-15(b)
under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management, with the participation of our chief executive officer and principal financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, any evaluation of effectiveness as to future periods is subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Attestation Report of the Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page
F-2
of this annual report.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2020	2021

	(in RMB thousands)
Audit fees (1)	8,180	17,380
Tax fees (2)	100	410
Other fees (3)	2,200	600

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
The policy of our audit committee is to preapprove all audit and non-audit
services provided by our independent registered public accounting firm, including audit services, tax services and other services as described above, other than those for de minimis
services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, tax fees and other fees for the year ended December 31, 2021.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On November 18, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$200 million of our ADSs over the next 12 months. The share repurchase program was publicly announced on the same day.
As of March 31, 2022, we had repurchased approximately 1.1 million ADSs under this share repurchase program. The table below is a summary of the shares repurchased by us from November 18, 2021 to March 31, 2022. All shares were repurchased in the open market pursuant to the share repurchase program announced on November 18, 2021.

	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
Period
December 1-December 31, 2021	166,067	US$	29.45	166,067	195,109,105.50
January 1-January 31, 2022	61,929	US$	29.71	61,929	193,269,117.99
February 1-February 28, 2022	410,718	US$	28.07	410,718	181,738,728.37
March 1-March 31, 2022	418,105	US$	27.52	418,105	170,230,722.13
Total	1,056,819		N/A	1,056,819	170,230,722.13

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G CORPORATE GOVERNANCE
As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, the New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Pursuant to Sections 303A.01, 303A.04, 303A.05 and 303A.07 of the New York Stock Exchange Listed Company Manual, a company listed on the New York Stock Exchange must have a majority of independent directors, a nominating and corporate governance committee composed entirely of independent directors, and a compensation committee composed entirely of independent directors. We currently follow our home country practice in lieu of these requirements. We may also continue to rely on these and other exemptions available to foreign private issuers in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to our ADSs and Ordinary Shares—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange listing standards.”

ITEM 16H	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART III.

ITEM 17	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS
The consolidated financial statements of Autohome Inc. are included at the end of this annual report.

ITEM 19	EXHIBITS

Exhibit Number	Description of Document

1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, adopted on December 16, 2021 and effective as of December 16, 2021 (incorporated by reference to Exhibit 3.1 to the Form 6-K (File No. 001-36222), furnished with the SEC on December 16, 2021)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to the prospectus filed with the Securities and Exchange Commission on February 5, 2021 pursuant to Rule 424(b)(3) (File No. 333-192583) under the registration statement on Form F-6 initially filed with the Securities and Exchange Commission on November 27, 2013)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 2.2 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

2.3	Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts dated as of December 10, 2013 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-196006), filed with the Securities and Exchange Commission on May 16, 2014)

2.4	Description of Securities (incorporated by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

Exhibit Number	Description of Document

4.1	2011 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.2	2013 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.3	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.4	English translation of Form of Employment Agreement between a subsidiary of the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.5	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Autohome Information dated February 19, 2021 (incorporated by reference to Exhibit 4.5 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.6	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Chezhiying WFOE and Shengtuo Hongyuan dated February 19, 2021 (incorporated by reference to Exhibit 4.6 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.7	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Autohome Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.8	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Chengshi Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.9	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Chezhiying WFOE and Autohome Used Car Appraisal dated September 30, 2016 (incorporated by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.10	English translation of the Executed Form of the Exclusive Service Agreement between TTP WFOE and Shanghai Jinwu dated August 31, 2015 (incorporated by reference to Exhibit 4.11 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.11	English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Quan Long dated February 19, 2021 (incorporated by reference to Exhibit 4.13 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.12	English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Haiyun Lei dated February 19, 2021 (incorporated by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

Exhibit Number	Description of Document

4.13	English translation of the Executed Form of the Loan Agreement between Chezhiying WFOE and Quan Long dated February 19, 2021 (incorporated by reference to Exhibit 4.15 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.14	English translation of the Executed Form of the Loan Agreement between Chezhiying WFOE and Haiyun Lei dated February 19, 2021 (incorporated by reference to Exhibit 4.16 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.15	English translation of the Executed Form of the Loan Agreement between TTP WFOE and Weiwei Wang dated August 31, 2015 (incorporated by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.16	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Quan Long dated February 19, 2021 (incorporated by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.17	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Haiyun Lei dated February 19, 2021 (incorporated by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.18	English translation of the Executed Form of the Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Quan Long dated February 19, 2021 (incorporated by reference to Exhibit 4.20 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.19	English translation of the Executed Form of Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Haiyun Lei dated February 19, 2021 (incorporated by reference to Exhibit 4.21 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.20	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Autohome Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.37 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.21	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Chengshi Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.22	English translation of the Executed Form of the Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Autohome Used Car Appraisal dated September 30, 2016 (incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.23	English translation of the Executed Form of the Equity Option Agreement between TTP WFOE, and Weiwei Wang dated August 31, 2015 (incorporated by reference to Exhibit 4.26 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.24	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Quan Long dated February 19, 2021 (incorporated by reference to Exhibit 4.28 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

Exhibit Number	Description of Document

4.25	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Haiyun Lei dated February 19, 2021 (incorporated by reference to Exhibit 4.29 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.26	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Quan Long dated February 19, 2021 (incorporated by reference to Exhibit 4.30 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.27	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Haiyun Lei dated February 19, 2021 (incorporated by reference to Exhibit 4.31 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.28	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.49 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.29	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.50 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.30	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.51 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.31	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.52 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.32	English translation of the Executed Form of the Equity Interest Pledge Agreement between TTP WFOE and Weiwei Wang dated August 31, 2015 (incorporated by reference to Exhibit 4.36 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.33	English translation of the Executed Form of the Power of Attorney by Quan Long dated February 19, 2021 (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.34	English translation of the Executed Form of the Power of Attorney by Haiyun Lei dated February 19, 2021 (incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.35	English translation of the Executed Form of the Power of Attorney by Quan Long dated February 19, 2021 (incorporated by reference to Exhibit 4.40 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.36	English translation of the Executed Form of the Power of Attorney by Haiyun Lei dated February 19, 2021 (incorporated by reference to Exhibit 4.41 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

Exhibit Number	Description of Document

4.37	English translation of the Executed Form of the Power of Attorney by Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.61 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.38	English translation of the Executed Form of the Power of Attorney by Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.62 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.39	English translation of the Executed Form of the Power of Attorney by Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.63 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.40	English translation of the Executed Form of the Power of Attorney by Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.64 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.41	English translation of the Executed Form of the Proxy agreement among TTP WFOE, Shanghai Jinwu and Weiwei Wang dated August 31, 2015 (incorporated by reference to Exhibit 4.46 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.42	Termination Agreement on the control documents in connection with Autohome Information by and among Autohome WFOE, Autohome Information, Min Lu, Haiyun Lei dated February 19, 2021 (incorporated by reference to Exhibit 4.48 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.43	Equity Interest Purchase Agreement by and among Autohome Information, Min Lu and Quan Long dated February 19, 2021 (incorporated by reference to Exhibit 4.49 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.44	Debt Transfer and Offset Agreement by and between Autohome WFOE, Min Lu and Quan Long dated February 19, 2021 (incorporated by reference to Exhibit 4.50 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.45	Termination Agreement on the control documents in connection with Shengtuo Hongyuan by and among Chezhiying WFOE, Shengtuo Hongyuan, Min Lu, Haiyun Lei dated February 19, 2021 (incorporated by reference to Exhibit 4.51 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.46	Equity Interest Purchase Agreement by and among Shengtuo Hongyuan, Min Lu and Quan Long dated February 19, 2021 (incorporated by reference to Exhibit 4.52 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.47	Debt Transfer and Offset Agreement by and between Chezhiying WFOE, Min Lu and Quan Long dated February 19, 2021 (incorporated by reference to Exhibit 4.53 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.48	Amended and Restated 2016 Share Incentive Plan of the Registrant, as amended on April 20, 2017 (incorporated by reference to Exhibit 4.65 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.49	2016 Share Incentive Plan II (as amended by Amendment No 1 to the 2016 Share Incentive Plan II) of the Registrant (incorporated by reference to Exhibit 4.66 to our annual report on For 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.50	Investor’s Rights Agreement by and among the Registrant and Yun Chen dated September 30, 2016 (incorporated by reference to Exhibit 4.67 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

Exhibit Number	Description of Document

4.51	Investment Agreement relating to US$100 Million 8.0% Convertible Bond and other Convertible Bonds issued by TTP Car Inc. between the Registrant and TTP Car Inc. dated June 6, 2018 (incorporated by reference to Exhibit 4.59 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 12, 2019)

4.52	Preferred Share Purchase Agreement by and among the Registrant and TTP Car Inc. dated October 27, 2020 (incorporated by reference to Exhibit 4.58 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.53*	English translation of the Limited Partner Interest Subscription Agreement by and between Ping An Capital Co., Ltd. and Tianjin Autohome Software Co., Ltd. dated January 4, 2022

4.54*	English translation of the Limited Partnership Agreement by and among Ping An Capital Co., Ltd., Tianjin Autohome Software Co., Ltd. and others dated January 4, 2022

4.55*	English translation of the Supplemental Limited Partnership Agreement by and among Ping An Capital Co., Ltd., Guangzhou Ping An Consumption Equity Investment Partnership (Limited Partnership) and Tianjin Autohome Software Co., Ltd. dated January 4, 2022

8.1*	List of Principal Subsidiaries and VIEs

11.1	Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the Form 20-F (File No. 001-36222), filed with the Securities and Exchange Commission on March 31, 2014)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent registered public accounting firm

15.2*	Consent of Commerce & Finance Law Offices

101.INS*	Inline XBRL Instance Document-this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUTOHOME INC.

By:	/s/ Quan Long
	Name:	Quan Long
	Title:	Chairman of the Board and Chief
Executive Officer
Date: April 25, 2022

AUTOHOME INC.

F-1

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Autohome Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Autohome Inc.
and its subsidiaries
(the “Company”) as of December 31, 2021 and 2020,
and the related consolidated
statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”).
We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated
financial statements referred to above present fairly, in all material respects, the financial position of the Company as of
December 31, 2021 and 2020
,
and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in
Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

F-2

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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Allowance for current expected credit losses on accounts receivable
As described in Notes 2(o) and 4 to the consolidated financial statements, as of December 31, 2021, the gross balance of accounts receivable was RMB2,317.0 million, against which an allowance for current expected credit losses of RMB177.6 million was provided. The allowance is management’s estimate of current expected credit losses. Management estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics. Management determined an expected loss rate for each group based on historical loss experience, lifetime for debt recovery, current and future economic conditions.
The principal considerations for our determination that performing procedures relating to the allowance for current expected credit losses on accounts receivable is a critical audit matter are the significant judgements made by management in estimating the allowance for current expected credit losses. This in turn led to a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating audit evidence obtained relating to management’s judgments about credit risk characteristics and expected loss rates. The audit effort also included the involvement of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of the allowance for current expected credit losses. These procedures also included, among others, (i) evaluating the appropriateness of the model and methodology; (ii) testing the completeness, accuracy and relevance of underlying data used in the model; and (iii) evaluating the reasonableness of significant judgments made by management, including credit risk characteristics and expected loss rates, by considering the historical loss experience, lifetime for debt recovery, current and future economic conditions. Professionals with specialized skill and knowledge were also used to assist in evaluating the appropriateness of the model, methodology and management’s significant judgements.

F-3

The determination of fair value of convertible redeemable noncontrolling interests in TTP Car Inc. (“TTP”)
As described in Notes 2(dd) and 20 to the consolidated financial statements, the Company recorded RMB1,468.0 million convertible redeemable noncontrolling interests in TTP as mezzanine equity as of December 31, 2021. The recorded balance is determined in accordance with the underlying share purchase agreements, based on a combination of issue price, compound interest rates, and fair value. For the determination of fair value, option pricing model was used. The major unobservable input used in the option pricing model included equity value of underlying business, which was determined by management using valuation techniques under the combination of income approach and market approach. The significant assumptions used in income approach included revenue growth rates and discount rate, and those used in market approach included revenue growth rate and selection of earning multiples.
The principal considerations for our determination that performing procedures relating to the fair value determination of convertible redeemable noncontrolling interests is a critical audit matter are the significant judgements made by the management when developing the fair value estimate. This in turn led to a high degree of auditor judgment, subjectivity, and audit effort in (i) performing procedures and evaluating audit evidences related to the significant assumptions used in income approach including revenue growth rates and discount rate and significant assumptions used in market approach including revenue growth rate and selection of earning multiples to determine the fair value of the convertible redeemable noncontrolling interests, and (ii) audit effort in involving the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to the management’s fair value estimate for the convertible redeemable noncontrolling interests as of December 31, 2021, which included controls over the development of the significant assumptions used in the valuation techniques. These procedures also included, among others, testing the management’s process for developing the fair value estimate of the convertible redeemable noncontrolling interests as of December 31, 2021, which included (i) evaluating the appropriateness of the valuation techniques, (ii) testing the completeness, mathematical accuracy and relevance of the underlying data used, (iii) evaluating the significant assumptions made by the management under income approach including revenue growth rates and discount rate, and those under market approach including revenue growth rate and selection of earning multiples. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the Company’s valuation method and evaluating significant assumptions.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 25, 2022
We have served as the Company’s auditor since 2016.

F-4

AUTOHOME INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		As of December 31,
	Note	2020	2021
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,751,222	4,236,501	664,799
Restricted cash	2 (h)	—	89,855	14,100
Short-term investments		12,878,176	16,496,267	2,588,624
Accounts receivable (net of allowance for doubtful accounts of RMB128,199 and RMB177,563 (US$27,863) as of December 31, 2020 and 2021, respectively)	4	3,124,197	2,139,471	335,730
Amounts due from related parties, current	12	47,303	83,376	13,084
Prepaid expenses and other current assets	5	563,182	280,248	43,977

Total current assets		18,364,080	23,325,718	3,660,314

Non-current assets:
Restricted cash, non-current	2(h)	17,926	5,200	816
Property and equipment, net	7	410,081	381,496	59,865
Intangible assets, net	8, 19	440,421	357,431	56,089
Goodwill	19	4,071,391	4,071,391	638,890
Long-term investments	9	70,418	70,720	11,098
Amounts due from related parties, non-current	12	18,163	7,529	1,181
Deferred tax assets	6	79,661	176,138	27,640
Other non-current assets	10	258,704	133,383	20,931

Total non-current assets		5,366,765	5,203,288	816,510

Total assets		23,730,845	28,529,006	4,476,824

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other payables	11	2,577,709	2,044,597	320,842
Advance from customers		127,235	123,370	19,359
Deferred revenue		1,315,667	1,553,013	243,702
Income tax payable		85,177	233,342	36,616
Amounts due to related parties	12	79,895	31,897	5,005

Total current liabilities (including current liabilities of consolidated VIEs without recourse to Autohome WFOE, Chezhiying WFOE or TTP WFOE of RMB602,990 and RMB375,845 (US$58,978) as of December 31, 2020 and 2021, respectively)		4,185,683	3,986,219	625,524

Non-current liabilities:
Other liabilities	2(s),6	104,861	28,619	4,492
Deferred tax liabilities	6, 19	631,509	576,798	90,512

Total non-current liabilities (including non-current liabilities of consolidated VIEs without recourse to Autohome WFOE, Chezhiying WFOE or TTP WFOE of RMB75,301 and RMB60,664 (US$9,520) as of December 31, 2020 and 2021, respectively)		736,370	605,417	95,004

Total liabilities (including total liabilities of consolidated VIEs without recourse to Autohome WFOE, Chezhiying WFOE or TTP WFOE of RMB 678,291 and RMB436,509 (US$68,498) as of December 31, 2020 and 2021, respectively)		4,922,053	4,591,636	720,528

Commitments and contingencies	13
The accompanying notes are an integral part of these consolidated financial statements.

F-
5

AUTOHOME INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data, continued)

		As of December 31,
	Note	2020	2021
		RMB	RMB	US$
Mezzanine equity:
Convertible redeemable noncontrolling interests	20	1,056,237	1,468,029	230,366

Shareholders’ equity:
Ordinary shares (par value of US$0.0025 per share; 400,000,000,000 ordinary shares authorized; 479,219,628 and 505,183,788 ordinary shares issued and outstanding, as of December 31, 2020 and 2021, respectively)	2(a),15	8,089	8,523	1,337
Additional paid-in capital		4,089,763	7,886,227	1,237,521
Treasury stock	15	—	(31,204)	(4,897)
Accumulated other comprehensive income		62,295	(49,905)	(7,830)
Retained earnings		13,465,587	14,940,778	2,344,534

Total Autohome Inc. shareholders’ equity		17,625,734	22,754,419	3,570,665

Noncontrolling interests	19	126,821	(285,078)	(44,735)

Total equity		17,752,555	22,469,341	3,525,930

Total liabilities, mezzanine equity and equity		23,730,845	28,529,006	4,476,824

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

AUTOHOME INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		Year ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB	US$
Net revenues:	2(o)
Media services		3,653,767	3,455,056	2,011,446	315,640
Leads generation services		3,275,544	3,198,832	2,988,075	468,894
Online marketplace and others		1,491,440	2,004,671	2,237,483	351,110

Total net revenues ( including related party transactions of RMB447,350, RMB621,845 and RMB417,051 (US$65,444) for the years ended December 31, 2019, 2020 and 2021, respectively )		8,420,751	8,658,559	7,237,004	1,135,644
Cost of revenues (including related party transactions of RMB41,591, RMB61,566 and RMB68,639 (US$10,771) for the years ended Dece mber 31, 2019, 2020 and 2021, respectively)	14	(960,292)	(961,170)	(1,047,892)	(164,437)

Gross profit		7,460,459	7,697,389	6,189,112	971,207
Operating expenses:
Sales and marketing expenses		(3,093,345)	(3,246,507)	(2,759,905)	(433,089)
General and administrative expenses (including provision for doubtful accounts of RMB36,676, RMB95,683 and RMB 53,294 (US$8,363) for the years ended December 31, 2019, 2020 and 2021, respectively)		(317,967)	(381,843)	(543,799)	(85,334)
Product development expenses		(1,291,054)	(1,364,227)	(1,398,037)	(219,383)

Total Operating expenses (including related party transactions of RMB67,810, RMB99,763 and RMB108,955 (US$17,097) for the years ended December 31, 2019, 2020 and 2021, respectively)		(4,702,366)	(4,992,577)	(4,701,741)	(737,806)
Other operating income, net	2(aa)	477,699	443,215	294,241	46,173

Operating profit		3,235,792	3,148,027	1,781,612	279,574
Interest and investmen t i ncome, n et (including related party transactions of RMB47,459, RMB63,558 and RMB136,613 (US$21,438) for the years ended December 31, 2019, 2020 and 2021, respectively)		464,529	521,731	395,245	62,022
Earnings/(loss) from equity method investments		685	(1,246)	301	47

Income before income taxes		3,701,006	3,668,512	2,177,158	341,643
Income tax expense	6	(500,361)	(260,945)	(34,006)	(5,336)

Net income		3,200,645	3,407,567	2,143,152	336,307

Net (income)/loss attributable to noncontrolling interests		(679)	(2,338)	105,633	16,576
Net income attributable to Autohome Inc.		3,199,966	3,405,229	2,248,785	352,883

Accretion of mezzanine equity	20	—	—	(411,792)	(64,619)
Accretion attributable to noncontrolling interests		—	—	311,573	48,893

Net income attributable to ordinary shareholders		3,199,966	3,405,229	2,148,566	337,157

Earnings per share for ordinary shares: (Note)
Basic	17	6.75	7.13	4.30	0.67
Diluted	17	6.69	7.10	4.29	0.67
Earnings per ADS attributable to ordinary shareholders (one ADS equals four ordinary shares)
Basic	17	26.99	28.53	17.19	2.70
Diluted	17	26.77	28.40	17.17	2.69

F-
7

AUTOHOME INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		Year ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB	US$
Weighted average number of shares used to compute earnings per share attributable to ordinary shareholders:
Basic	17	474,328,384	477,467,268	499,861,764	499,861,764
Diluted	17	478,060,988	479,686,380	500,481,540	500,481,540
Net income		3,200,645	3,407,567	2,143,152	336,307
Other comprehensive income/(loss)
Foreign currency translation adjustments		20,040	(86,120)	(106,893)	(16,774)

Comprehensive income		3,220,685	3,321,447	2,036,259	319,533

Comprehensive (income)/ loss attributable to noncontrolling interests		(679)	(2,338)	100,326	15,743

Comprehensive income attributable to Autohome Inc.		3,220,006	3,319,109	2,136,585	335,276

The accompanying notes are an integral part of these consolidated financial statements

F-
8

AUTOHOME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		Year ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income		3,200,645	3,407,567	2,143,152	336,307
Adjustments to reconcile net income to net cash from operating activities:
Depreciation of property and equipment		106,941	158,229	225,310	35,356
Amortization of intangible assets		11,662	12,045	83,710	13,136
Amortization of operating lease assets		122,427	108,904	122,144	19,167
Loss/(gain) on disposal of property and equipment		83	(249)	(1,203)	(189)
Provision for doubtful accounts		36,676	95,683	53,294	8,363
(Earnings) / loss from equity method investments		(685)	1,246	(301)	(47)
Fair value change of short-term investments		20,662	9,042	107,526	16,873
Fair value change of other non-current assets		5,442	15,658	—	—
Interest income of convertible bond		(70,889)	(77,720)	—	—
Share-based compensation		204,008	211,206	206,060	32,335
Deferred income taxes		144,963	(22,427)	(151,188)	(23,725)
Changes in operating assets and liabilities:
Accounts receivable		(479,538)	(39,910)	931,432	146,162
Amounts due from related parties, current		4,546	(17,802)	(36,073)	(5,661)
Prepaid expenses and other current assets		(50,995)	(217,720)	1,046	164
Amounts due from related parties, non-current		(2,468)	(13,654)	10,634	1,669
Other non-current assets		(186,591)	(252,877)	3,177	499
Accrued expenses and other payables		(22,630)	(158,270)	(432,192)	(67,820)
Advance from customers		20,619	31,599	(3,865)	(607)
Deferred revenue		(139,773)	(55,286)	237,346	37,245
Income tax payable		(73,721)	39,688	148,165	23,250
Amounts due to related parties		16,519	43,508	(47,998)	(7,532)
Other liabilities		21,466	47,171	(76,242)	(11,964)

Net cash generated from operating activities		2,889,369	3,325,631	3,523,934	552,981

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		(204,113)	(263,892)	(218,798)	(34,334)
Proceeds from disposal of property and equipment		621	388	1,030	162
Purchase of intangible assets		—	(573)	(810)	(127)
Cash consideration paid for the TTP acquisition, net of cash acquired		—	(639,760)	(77,444)	(12,153)
Purchase of short-term investments		(42,660,267)	(40,050,012)	(27,082,428)	(4,249,824)
Maturity of short-term investments		41,695,492	37,968,391	23,565,437	3,697,931

Net cash used in investing activities		(1,168,267)	(2,985,458)	(3,813,013)	(598,345)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of share options		68,676	104,154	37,032	5,811
Payment of dividends		—	(651,121)	(673,375)	(105,667)
Proceeds from issuance of ordinary shares	1	—	—	3,565,843	559,559
Payments for repurchase of ordinary share s	15	—	—	(31,204)	(4,897)

Net cash generated from/(used in) financing activities		68,676	(546,967)	2,898,296	454,806

Effect of exchange rate changes on cash and cash equivalents and restricted cash		(13,250)	(17,556)	(46,809)	(7,345)

Net increase/(decrease) in cash and cash equivalents and restricted cash		1,776,528	(224,350)	2,562,408	402,097
Cash and cash equivalents and restricted cash at beginning of year		216,970	1,993,498	1,769,148	277,618

Cash and cash equivalents and restricted cash at end of year		1,993,498	1,769,148	4,331,556	679,715

Supplemental disclosures of cash flow information:
Income taxes paid		430,308	563,415	340,215	53,387
Purchase of fixed assets included in accrued expenses and other payables		20,382	34,061	18,624	2,923
Cash paid for operating lease cost		132,096	135,773	137,693	21,607
Right-of-use assets acquired under operating leases		54,315	217,668	38,023	5,967
The accompanying notes are an integral part of these consolidated financial statements

F-
9

AUTOHOME INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		Ordinary shares		Additional capital paid-in	Treasury stock	Accumulated other comprehensive income	Retained earnings	Noncontrolling interests	Total equity
		Shares	Amount
	Note	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2018		472,225,380	7,969	3,500,620	—	128,375	7,498,314	(23,835)	11,111,443
Net income		—	—	—	—	—	3,199,966	679	3,200,645
Other comprehensive income:		—	—	—	—	20,040	—	—	20,040
Exercise and vesting of share-based awards		3,481,368	60	69,745	—	—	—	—	69,805
Share-based compensation		—	—	204,008	—	—	—	—	204,008

Balance as of December 31, 2019		475,706,748	8,029	3,774,373	—	148,415	10,698,280	(23,156)	14,605,941
Net income		—	—	—	—	—	3,405,229	2,338	3,407,567
Other comprehensive loss:		—	—	—	—	(86,120)	—	—	(86,120)
Acquisition of a subsidiary	19	—	—	—	—	—	—	147,639	147,639
Dividends declared (US$0.77 per ordinary share before the Share Subdivision)		—	—	—	—	—	(637,922)	—	(637,922)
Exercise and vesting of share-based awards		3,512,880	60	104,184	—	—	—	—	104,244
Share-based compensation		—	—	211,206	—	—	—	—	211,206
Balance as of December 31, 2020		479,219,628	8,089	4,089,763	—	62,295	13,465,587	126,821	17,752,555
Net income		—	—	—	—	—	2,248,785	(105,633)	2,143,152
Other comprehensive (loss)/income:		—	—	—	—	(112,200)	—	5,307	(106,893)
Dividends declared (US$0.87 per ADS)		—	—	—	—	—	(673,375)	—	(673,375)
Exercise and vesting of share-based awards		1,890,028	32	36,547	—	—	—	—	36,579
Share-based compensation		—	—	206,060	—	—	—	—	206,060
Issuance of ordinary shares, net of issuance costs	1	24,738,400	402	3,553,857	—	—	—	—	3,554,259
Repurchase of ordinary shares	15	(664,268)	—	—	(31,204)	—	—	—	(31,204)
Accretion of redeemable noncontrolling interests		—	—	—	—	—	(100,219)	(311,573)	(411,792)

Balance as of December 31, 2021		505,183,788	8,523	7,886,227	(31,204)	(49,905)	14,940,778	(285,078)	22,469,341

Balance as of December 31, 2021, in US$			1,337	1,237,521	(4,897)	(7,830)	2,344,534	(44,735)	3,525,930

The accompanying notes are an integral part of these consolidated financial statements

F-
10

AUTOHOME INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1.	ORGANIZATION
Autohome Inc., formerly known as Sequel Limited (the “Company”), was incorporated under the laws of the Cayman Islands on June 23, 2008. Upon incorporation, the Company was 100% owned by Telstra Holdings Pty Ltd. (“Telstra”). On June 27, 2008 (the “Acquisition date”), the Company acquired Cheerbright International Holdings Limited (“Cheerbright”), China Topside Co., Ltd. (“China Topside”), and Norstar Advertising Media Holdings Co., Ltd. (“Norstar”), and their respective wholly foreign-owned enterprises and variable interest entities (“VIEs”). Subsequent to the acquisition, the Company was owned 55% by Telstra, and 45% by the selling shareholders of Cheerbright, China Topside and Norstar. In May 2012, Telstra acquired additional ordinary shares of the Company from other shareholders. In June 2016, Telstra completed the sale of approximately 47.4% of the then total issued shares in the Company to Yun Chen Capital Cayman (“Yun Chen”), a subsidiary of Ping An Insurance

Company of China
,
Ltd. (“Ping An”) and on February 22, 2017, Yun Chen further acquired from Telstra approximately 6.5% of the then total issued shares in the Company. After the consummation of the sale, Yun Chen has become the Company’s controlling shareholder since June 2016.
The Company successfully completed its IPO and listing of 8,993,000 American Depositary Shares (“ADSs”) on the New York Stock Exchange in December, 2013, and raised net proceeds of US$142,590 from the offering. Each ADS represents four ordinary shares (previously 1 ADS represents 1 ordinary share before the ADS Ratio Change as detailed in Note 2(a)). Upon the completion of IPO in December 2013, the Company’s dual-class ordinary share structure came into effect
.
 Upon the completion of
follow-on
offering in November 2014, 2,424,801 ADSs were issued by the Company and 6,964,612 Class B ordinary shares before the Share Subdivision as detailed in Note 2(a) were converted into Class A ordinary shares. The net proceeds from the follow-on
offering amounted to US$97,344 net of issuance cost. Upon the transfer of 47.4% share ownership by Telstra to Yun Chen in June 2016, all the Class B ordinary shares were converted into Class A ordinary shares.
On March 15, 2021, the Company successfully completed its global offering and the Company’s ordinary shares have been listed on the Hong Kong Stock Exchange. The Company issued 24,738,400 ordinary shares, including 4,544,000 ordinary shares under an over-allotment option. Net proceeds raised by the Company from the global offering after deducting underwriting discounts and commissions and other offering expenses amounted to Hong Kong Dollar (“HK$”) 4,294,850.
As of December 31, 2021, the Company had 505,183,788 issued and outstanding ordinary shares after considering
the effects of the Share Subdivision as detailed in Note 2(a). Yun Chen was the Company’s controlling shareholder who held
44.5%
of the total equity interest and a significant percentage of the voting rights in the Company as of December 31, 2021, by which it has substantial influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company’s assets, election of directors and other significant corporate actions.
The Company, through its subsidiaries and VIEs (as disclosed in the table below), is engaged in the provision of media services, leads generation services and online marketplace and others.

F-
11

As of December 31, 2021, the Company’s principal subsidiaries and VIEs where Autohome WFOE, Chezhiying WFOE and TTP WFOE are the primary beneficiaries include the following entities:

Entity	Date of incorporation or acquisition	Place of incorporation	Percentage of direct ownership by the Company
Principal Subsidiaries
Cheerbright International Holdings, Limited (“Cheerbright”)	June 13, 2006	British Virgin Islands	100%
Autohome Link Inc.	January 29, 2015	Cayman Islands	100%
Autohome (Hong Kong) Limited (“Autohome HK”)	March 16, 2012	Hong Kong	100%
Autohome Link Hong Kong Limited	February 16, 2015	Hong Kong	100%
Autohome Media Limited (“Autohome Media”, formerly known as Prbrownies Marketing Limited)	October 18, 2013	Hong Kong	100%
Fetchauto Limited (UK)	October 8, 2019	United Kingdom	100%
Fetchauto Limited (Ireland)	October 18, 2019	Ireland	100%
FetchAuto GmbH	December 23, 2019	Germany	100%
TTP Car Inc. (“TTP”)	June 12, 2015	Cayman Islands	51% (Note)
Auto Pai Ltd.	September 25, 2020	British Virgin Islands	51%
TTP Car (HK) Limited	June 23, 2015	Hong Kong	51%
Beijing Cheerbright Technologies Co., Ltd. (“Autohome WFOE”)	September 1, 2006	PRC	100%
Autohome Shanghai Advertising Co., Ltd. (“Shanghai Advertising”)	September 29, 2013	PRC	100%
Beijing Prbrownies Software Co., Ltd. (formerly known as “Beijing Autohome Software Co., Ltd.”)	November 12, 2013	PRC	100%
Beijing Autohome Technologies Co., Ltd.	November 12, 2013	PRC	100%
Beijing Autohome Advertising Co., Ltd.	November 13, 2013	PRC	100%
Beijing Chezhiying Technology Co., Ltd. (“Chezhiying WFOE”)	May 26, 2015	PRC	100%
Guangzhou Autohome Advertising Co., Ltd.	November 25, 2013	PRC	100%
Guangzhou Chezhihuitong Advertising Co., Ltd.	August 20, 2018	PRC	100%
Hainan Chezhiyitong Information Technology Co., Ltd.	August 20, 2018	PRC	100%
Tianjin Autohome Software Co., Ltd.	October 15, 2018	PRC	100%
Autohome Zhejiang Advertising Co., Ltd.	December 19, 2018	PRC	100%
Shanghai Jinpai E-commerce Co., Ltd. (“TTP WFOE”)	July 31, 2015	PRC	51%

Principal VIEs and VIEs’ subsidiaries
Beijing Autohome Information Technology Co., Ltd. (“Autohome Information”)	August 28, 2006	PRC	—
Beijing Shengtuo Hongyuan Information Technology Co., Ltd. (“Shengtuo Hongyuan”)	November 8, 2010	PRC	—
Shanghai Tianhe Insurance Brokerage Co., Ltd.	September 21, 2017	PRC
Shanghai Jinwu Auto Technology Consultant Co., Ltd. (“Shanghai Jinwu”)	September 20, 2007	PRC	—
Note:
Please refer to Note 19 for the disclosure of acquisition.
Autohome Inc., its subsidiaries and VIEs are hereinafter collectively referred to as the “Company”. The Company provides media services, leads generation services and online marketplace and others through its websites and mobile applications. These services are primarily offered to automakers and dealers, and advertising agencies that represent automakers and dealers in the automobile industry, and financial institutions. The Company’s principal geographic market is in the PRC. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries and the VIEs.

F-
12

PRC laws and regulations prohibit or restrict foreign ownership of internet content businesses. To comply with these foreign ownership restrictions, the Company and its subsidiaries operate websites and mobile applications and conduct its business related to internet content services through VIEs. The paid-in
capital of the VIEs was funded by the Company’s PRC subsidiaries, Autohome WFOE, Chezhiying WFOE and TTP WFOE, through loans extended to the VIEs’ shareholders (“Nominee Shareholders”). The effective control of the VIEs is held by WFOEs, through a series of contractual agreements (the “Contractual Agreements”). As a result of the Contractual Agreements, the WFOEs maintain the ability to control the VIEs, are entitled to substantially all of the economic benefits from the VIEs and are obligated to absorb all of the VIE’s expected losses.
Autohome WFOE entered into a series of contractual agreements with Autohome Information and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in February 2021 by and between Autohme WFOE, Autohome Information, Mr. Quan Long, the Company’s chairman of the Board of Directors and chief executive officer, and Ms. Haiyun Lei.
Chezhiying WFOE also entered into a series of contractual agreements with Shengtuo Hongyuan and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in February 2021 by and between Chezhiying WFOE, Shengtuo Hongyuan, Mr. Quan Long, the Company’s chairman of the Board of Directors and chief executive officer, and Ms. Haiyun Lei.
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
810-10
(“ASC
810-10”)
Consolidation. The following is a summary of the Contractual Agreements:

F-
13

Exclusive technical consulting and service agreements
Pursuant to the exclusive technical consulting and service agreements that have been entered into by the WFOEs and the VIEs, the VIEs have engaged the WFOEs as their exclusive provider of technical support and management consulting services. In addition, the WFOEs shall provide the necessary financial support to the VIEs whether or not the VIEs incur any losses, and not request for repayment if the VIEs are unable to do so. The VIEs shall pay to the WFOEs service fees calculated based on such VIE’s revenues reduced by its value-added taxes and surcharges, operating expenses and an appropriate amount of retained profit that is determined pursuant to the
Company
’s tax planning strategies and relevant tax laws. The service fees can be adjusted by the WFOEs unilaterally. The WFOEs shall exclusively own any intellectual property arising from the performance of these agreements. This agreement has
30-year
term that can be automatically extended for another 10 years at the option of the WFOEs. The agreement can only be terminated mutually by the parties in writing. During the term of the agreement, the VIEs may not enter into any agreement with third parties for the provision of any technical or management consulting services without prior consent of the WFOEs.
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

F-1
4

Risk in relation to the VIE Structure
Internet content related businesses are subject to significant restrictions under current PRC laws and regulations. Specifically, foreign investors are not allowed to own more than 50% equity interest in any Internet Content Provider (“ICP”) business.
The Company conducts its operations in China through Contractual Agreements entered into between the WFOEs and VIEs. In 2014, the Company began gradually migrating the advertising service business from the VIEs to the subsidiaries of Autohome Media, a transition that was completed to a substantial extent. If the Company or any of its current or future VIEs or subsidiaries are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including levying fines, confiscating the income of Autohome WFOE, Chezhiying WFOE, TTP WFOE and VIEs, revoking their business licenses or operating licenses, shutting down the Company’s servers or blocking the Company’s websites and mobile applications, discontinuing or placing restrictions or onerous conditions on the Company’s operations, requiring the Company to undergo a costly and disruptive restructuring, restricting the Company’s rights to use the proceeds from the offering to finance the Company’s business and operations in China, or enforcement actions that could be harmful to the Company’s business. Any of these actions could cause significant disruption to the Company’s business operations and severely damage the Company’s reputation, which would in turn materially and adversely affect the Company’s business and results of operations. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of VIEs or the Company’s right to receive their economic benefits, the Company would no longer be able to consolidate the VIEs.
In addition, if Autohome Information and its subsidiaries, Shengtuo Hongyuan and its subsidiaries, Shanghai Jinwu or their shareholders fail to perform their obligations under the Contractual Agreements, the Company may have to incur substantial costs and expend resources to enforce the Company’s rights under the contracts. The Company may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these Contractual Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these Contractual Agreements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Company is unable to enforce these Contractual Agreements, the Company may not be able to exert effective control over its VIEs, and the Company’s ability to conduct its business may be negatively affected.
Based on the advice of the Company’s PRC legal counsel, the corporate structure and Contractual Agreements of the Company’s VIEs and WFOEs in China are in compliance with all existing PRC laws and regulations. Therefore, in the opinion of management, (i) the ownership structure of the Company and the VIEs are in compliance with existing PRC laws and regulations; (ii) the Contractual Agreements with VIEs and their nominee shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC law and regulations in all material respects.
The
VIEs contributed an aggregate of 8.3%, 8.1% and 13.1% of the consolidated net revenues for the years ended December 31, 2019, 2020 and 2021, respectively, after elimination of inter-company transactions. As of December 31, 2020
,
and 2021, the VIEs accounted for an aggregate of 10.6% and 8.7%, respectively, of the consolidated total assets, and 13.8% and 9.5%, respectively, of the consolidated total liabilities after elimination of inter-company balances.

The inter-company revenues of VIEs from Group companies, which mainly represented the service fee for information services, was RMB113,430, RMB173,299, and RMB131,524 (US$20,639) for the years ended December 31, 2019, 2020 and 2021, respectively, which were eliminated upon consolidation by the Company.
Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets to the Company in the form of loans and advances or cash dividends. Please refer to Note 16 for disclosure of restricted net assets.

F-1
5

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs included in the Company’s consolidated balance sheets, consolidat
e
d statements of comprehensive income and consolidated statements of cash flows.

	As of December 31,
	2020	2021
	RMB	RMB	US$
Current assets	558,442	735,968	115,489
Non-current assets	2,077,768	1,922,848	301,737

Total assets	2,636,210	2,658,816	417,226

Accrued expenses and other payables	497,742	255,661	40,119
Advance from customers	87,604	88,699	13,919
Deferred revenue	17,644	31,485	4,941
Inter-company payables	103,393	524,983	82,381

Total current liabilities	706,383	900,828	141,360

Other liabilities	9,054	4,202	659
Deferred tax liabilities	66,247	56,462	8,860

Total non-current liabilities	75,301	60,664	9,519

Total liabilities	781,684	961,492	150,879

Net assets	1,854,526	1,697,324	266,347

Note: The non-current assets, total assets and net assets of VIEs and VIEs’ subsidiaries as of December 31, 2020 have been revised to increase the intangible assets by RMB
 423,800
from amounts previously presented, to correct an immaterial disclosure error under which certain intangible assets were omitted from the presentation.

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net revenues	702,040	700,608	948,520	148,844
Net (loss)/income	(848)	23,342	(89,397)	(14,028)

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net cash (used in)/generated from operating activities	(446,358)	23,147	411,966	64,646
Net cash generated /(used in) from investing activities	478,513	193,190	(386,343)	(60,626)
Net cash generated from financing activities	—	—	163,424	25,645
The revenue-producing assets that are held by the VIEs comprise of customer relationship, trademarks, websites, domain names, operating license and servers.
The current assets of the VIEs included amounts due from Group companies of
RMB129,223 and RMB183,335 (US$28,769
)
,
as of December 31, 2020 and 2021, respectively, which were eliminated upon consolidation by the Company. The current liabilities of the VIEs included amounts due to Group companies of RMB103,393 and RMB524,983 (US$82,381), as of December 31, 2020 and 2021, respectively, which were eliminated upon consolidation by the Company. There was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs. Creditors of the VIEs have no recourse to the general credit of the WFOEs, which are the primary beneficiaries of the VIEs. The WFOEs did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the years presented.

F-1
6

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
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Areas where management uses subjective judgment include, but are not limited to: revenues (identification of performance obligations, standalone selling price for each performance obligation and estimation of variable consideration represented by sales rebates related to revenue transactions); initial valuation of the assets acquired and liabilities assumed in a business combination; fair value measurement of short-term investments; depreciation or amortization of long-lived assets and intangible assets; subsequent impairment assessment of long-lived assets, intangible assets, goodwill, other non-current
assets and long-term investments; provision for expected credit loss of accounts receivable; accounting for deferred income taxes, assessment of fair value and estimate of forfeitures for share-based awards; and accretion of changes in the redemption value on the preferred shares owned by the noncontrolling shareholders. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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
operating
income, net in the consolidated statements of comprehensive income.
Assets and liabilities of the Company and Company’s subsidiaries, other than the subsidiaries with the functional currency of RMB, are translated into RMB at fiscal year-end
exchange rates. Income and expense items are translated at monthly average exchange rates prevailing during the fiscal year.

F-1
7

(e)	Convenience Translation
Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.3726 on December 3
0
, 2021 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)	Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand, demand deposits, and time deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities of three months or less.

(g)	Short-term Investments
Short-term investments represent bank deposits and adjustable-rate financial products with original maturities of less than 1 year that are measured at fair value. In accordance with ASC 825,
Financial Instruments
, for adjustable-rate financial products with the interest rate indexed to performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income as interest and investment income, net. As of December 31, 2021, the Company had an investment in an overdue financial product with fair value below its initial investment, and recognized the loss of RMB164,070 ($25,746) at “interest and investment income, net”.

(h)	Restricted Cash and Consolidated Statements of Cash Flows
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
The following table provides a reconciliation of the amount of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets to the total of the same such amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Amounts shown in Consolidated Balance Sheets:
Cash and cash equivalents	1,988,298	1,751,222	4,236,501	664,799
Restricted cash	5,200	17,926	95,055	14,916

Total cash, cash equivalents and restricted cash as shown in Consolidated Statements of Cash Flows	1,993,498	1,769,148	4,331,556	679,715

(i)	Fair Value Measurements of Financial Instruments
Financial instruments of the Company primarily comprise of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, prepaid expenses and other current assets excluding prepayments and staff advances, other non-current
assets excluding operating lease
right-of-use
assets, accrued expenses and other payables, and amounts due to related parties. The carrying values of these financial instruments excluding other non-current
assets approximated their fair values due to the short-term maturity of these instruments.
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

F-1
8

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

Category	Estimated useful life
Technologies	5 years
Trademarks	3-15 years
Customer relationship	5 years
Websites	4 years
Domain names	4 - 10 years
Database	5 years
Licensing agreements	1.75 years
Insurance brokerage license	4 years

(l)	Long-term Investments
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

9

(m)	Goodwill
Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Company’s goodwill at December 31, 2020 and 2021 was related to its acquisition of Cheerbright, China Topside and Norstar in June 2008, and its acquisition of TTP in December 2020. In accordance with ASC 350,
Goodwill and Other Intangible Assets
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
Management has determined that the Company represents the lowest level within the entity at which goodwill is monitored for internal management purposes. Starting from January 1, 2020, the Company adopted ASU
2017-04,
which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss. Management evaluated the recoverability of goodwill by performing a qualitative assessment at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more-likely-than-not
that the fair value of the reporting unit is in excess of its carrying amount as of December 31, 2020 and 2021.
Therefore, no impairment loss was recorded for the years ended December 31, 2019, 2020 and 2021. At December 31, 2020 and 2021, goodwill was RMB4,071,391 and RMB4,071,391 (US$638,890
)
, respectively.
If the Company reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, goodwill is reassigned based on the relative fair value of each of the affected reporting units.

(n)	Impairment of Long-Lived Assets and Intangibles
The Company evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a Company of long-lived assets may not be recoverable. When these events occur, the Company evaluates impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. No impairment charge was recorded for any of the years presented.

F-
20

(o)	Revenue Recognition and Accounts Receivable
The Company’s revenues are derived from media services, leads generation services and online marketplace and others. Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The recognition of revenue involves certain management judgments including identification of performance obligations, standalone selling price for each performance obligation, estimation of variable consideration represented by sales rebates, etc. The Company provides rebates to agency companies based on cumulative annual advertising and service volume, and timeliness of their payments, which are accounted for as variable consideration. The Company estimate its obligations under such agreements by applying the most likely amount method, based on an evaluation of the likelihood of the agency companies’ achievement of the advertising and service volume targets, and the timeliness of their payments, after taking into account the agency companies’ purchase trends and history. A refund liability (included in accrued expenses and other payables) is recognized for expected sales rebates payable to agency companies in relation to advertising services provided. The Company recognizes revenue for the amount of fees it receives from its clients, after deducting these sales rebates, and net of VAT collected from customers. The Company believes that there will not be significant changes to its estimates of variable consideration and updates the estimate at each reporting period as actual utilization becomes available.
The Company determines revenue recognition through the following steps

•	identification of the contract, or contracts, with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when, or as, the Company satisfies a performance obligation
Media services
Media services revenues mainly include revenues from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices. The majority of online advertising service contracts involve multiple deliverables or performance obligations presented on PC and mobile platforms and under different formats such as banner advertisements, links and logos, other media insertions and promotional activities that are delivered over different periods of time. Revenue is allocated among these different deliverables based on their relative standalone selling prices. The Company generally determines the standalone selling price as the observable price of a product or service charged to customers when sold on a standalone basis. Advertising services are primarily delivered based on cost per day (“CPD”) pricing model. For CPD advertising arrangements, revenue is recognized when the corresponding advertisements are published over the stated display period. For cost per thousand impressions (“CPM”) model, revenue is recognized when the advertisements are displayed and based on the number of times that the advertisement has been displayed. For cost-per-click
(“CPC”) model, revenue is recognized when the user clicks on the customer-sponsored links and based on the number of clicks.
Leads generation services
Leads generation services primarily include revenues from (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and (iii) used car listing services. Under the dealer subscription services, the Company makes available throughout the subscription period a webpage linked to its websites and mobile applications where the dealers can publish information such as the pricing of their products, locations and addresses and other related information. Usually, advanced payment is made for the dealer subscription services and revenue is recognized over time on a straight line basis as services are constantly provided over the subscription period. For the advertising services sold to individual dealers, revenue is recognized when the advertising is published over the stated display period. The used car listing services primarily include listing and display of used vehicles, generation of sales leads, etc, through the Company’s platform. The used car platform acts as a user interface that allows potential used car buyers to identify listings that meet their specific requirements and contact the seller. The service fee is charged per the number of displayed days, or quantity of sales leads delivered. Revenue is recognized respectively at a point in time upon the display of vehicles or the delivery of sales leads.

F-
21

Online marketplace and others
Online marketplace and others revenue primarily consist of revenues related to (i) data products, (ii) new and used vehicle transaction platform, and (iii) auto financing services and others. For the data products, the Company provides data-driven products and solutions for the automakers and dealers and data analysis reports and recognizes revenue over the service period of data-driven products and solutions by the automakers and dealers or at a point in time upon the delivery of reports. For the new and used vehicle transaction business, and auto-financing business, the Company provides platform-based services including facilitation of transactions, transaction-oriented marketing solutions, generation of sales leads and facilitation of transactions as an insurance brokerage service provider. For the new vehicle transaction, the Company acts as the platform for users to review automotive-related information, purchase coupons offered by automakers for discounts and make purchases to complete the transaction. For the used vehicle transaction, the Company acts as a used car consumer-to-business-to-consumer,
or C2B2C, transaction system that facilitates the used car transaction between the sellers and buyers and charge the service fee per each sale. For the auto-financing business, the Company provides a platform which serves as a bridge to match users and automobile sellers that have auto financing needs with the Company’s cooperative financial institutions that offer a variety of products covering merchant loans, consumer loans, leases and insurance services. The auto-financing service fee is charged on a per sale or lead basis. The service fee is recognized at a point in time when the relevant information is displayed, marketing solution package is delivered, when the sales leads are delivered or upon the successful facilitation of transaction. The company is not involved in providing the loans and has no further obligation once the revenue for the lead has been recognized.
Contract Balances and Accounts Receivable
Payment terms and conditions vary by contract and service types. However, generally speaking, excluding dealer subscription and used car listing, the rest of service contracts usually require payment within several months of service delivery. The term between billings and when payment is due is not significant and the Company generally does not provide significant financing terms. Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Company has satisfied its performance obligations and has the unconditional right to payment.
Non-refundable
payments in advance of revenue recognition are recorded as deferred revenue and recognized as revenue along with the fulfillment of performance obligations. Deferred revenue is primarily related to the advanced payment related to dealer subscription services and used car listings under leads generation services. The beginning balance of deferred revenue of
RMB1,315,667 (US$206,457
)
was fully recognized as revenue for the year ended December 31, 2021. There is no significant change in contract liability balance for the year ended December 31, 2021.
Accounts receivable are carried at net realizable value. Prior to the adoption of ASC 326, an allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. On January 1, 2020, the Company adopted Accounting Standards Update
No. 2016-13,
Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”) using the modified retrospective transition method. ASC 326 replaces the existing incurred loss impairment model with a forward-looking current expected credit loss (“CECL”) methodology. The Company estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics. The Company determined an expected loss rate for each group based on historical loss experience, lifetime for debt recovery, current and future economic conditions. The cumulative effect from the adoption as of January 1, 2020 was immaterial to the consolidated financial statements. An accounts receivable balance is written off after all collection effort has ceased.
Practical Expedients and Exemptions
The Company has elected to use the practical expedient to not disclose the remaining performance obligations for contracts that have durations of one year or less. Performance obligations to be recognized over a period in excess of one year are immaterial as of December 31, 2020 and 2021.
The revenue standard requires the
Company
to recognize an asset for the incremental costs of obtaining a contract with a customer if the benefit of those costs is expected to be longer than one year. The
Company
has determined that sales commission for sales personnel meet the requirements of capitalization. However, the
Company
applies a practical expedient to expense these costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.

F-
22

(p)	Cost of Revenues
Cost of revenues primarily consist of (i) content-related costs, (ii) bandwidth and Internet Data Center (“IDC”) fees, (iii) tax surcharges, (iv) depreciation of the Company’s long-lived assets, (v) amortization of certain acquired intangible assets, and (vi) others. Content-related costs primarily comprise of salaries and benefits for employees directly involved in revenue generation activities, cost related to content generation and acquisition and execution cost and other overhead expenses directly attributable to the provision of the media services, leads generation services and online marketplace and others.

(q)	Advertising Expenditures
Advertising expenditures which amounted to RMB
1,649,660
, RMB
1,795,330
and RMB
1,341,623
(US
$210,530
) for the years ended December
31
,
2019
,
2020
and
2021
, respectively, are expensed as incurred and are included in sales and marketing expenses.

(r)	Product Development Expenses
Product development expenses consist primarily of employee costs related to personnel involved in the development and enhancement of the Company’s service offerings on its websites and mobile applications, and expenditure for research and development activities. The Company recognizes these costs as expenses when incurred, unless they qualify for capitalization as software development costs. Capitalized software development costs have not been material for the periods presented.

(s)	Leases
In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update
No. 2016-02,
Leases
(“ASU
2016-02”).
Further, as a clarification of the new guidance, the FASB issued several amendments and updates. The Company adopted the new lease guidance beginning January 1, 2019 by applying the modified retrospective method to those contracts that are not completed as of January 1, 2019, with the comparative information not being adjusted and continues to be reported under historic accounting standards. There is no impact to retained earnings at adoption.
The Company has elected to utilize the package of practical expedients at the time of adoption, which allows the Company to (1) not reassess whether any expired or existing contracts are or contain leases, (2) not reassess the lease classification of any expired or existing leases, and (3) not reassess initial direct costs for any existing leases. The Company also has elected to utilize the short-term lease recognition exemption and, for those leases that qualified, the Company did not recognize operating lease right-of-use
(“ROU”) assets or operating lease liabilities.
The Company determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. The Company has operating leases for office buildings and data centers and has no finance leases as of December 31, 2020 and 2021. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.
As the Company’s leases do not provide an implicit rate, an incremental borrowing rate is used based on the information available at commencement date, to determine the present value of lease payments. The incremental borrowing rates approximate the rate the Company would pay to borrow in the currency of the lease payments for the weighted-average life of the lease.
The operating lease ROU assets also include any lease payments made prior to lease commencement and exclude lease incentives and initial direct costs incurred if any. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.
The Company’s lease agreements contain both lease and
non-lease
components, which are accounted for separately based on their relative standalone price.

F-2
3

As of December 31, 2020 and 2021, the Company recognized the following items related to operating lease in its consolidated balance sheets.

	As of December 31,
	2020	2021
	RMB	RMB	US$
Operating lease ROU assets	209,339	133,383	20,931
Operating lease liabilities, current portion	112,094	96,160	15,090
Operating lease liabilities, non-current portion	90,614	28,619	4,492
Lease cost recognized in the Company’s consolidated statements of comprehensive income is summarized as follows:

		Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Operating lease cost	128,507	117,479	131,529	20,640
Cost of other leases with terms less than one year	64,163	96,065	99,923	15,680
Maturities of operating lease liabilities as of December 31, 2021 are as follows:

	Amounts
	RMB	US$
2021	—	—
2022	97,954	15,371
2023	26,846	4,213
2024	5,917	929
2025	491	77

Total lease payments	131,208	20,590

Less imputed interest	(6,429)	(1,008)

Total	124,779	19,582

As of December 31, 2021, the
Company
’s weighted-average remaining lease term was 1.10 years, and weighted-average discount rate was 6.69%.
As of December 31, 2020 and 2021, the Company does not have any significant operating or finance leases that have not yet commenced. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.
The Company leased office space and data centers from its related party, Ping An Company for a total amount of RMB72,185, RMB119,855 and RMB138,009 (US$21,657
)
for the years ended December 31, 2019, 2020 and 2021, respectively.

(t)	Income Taxes
The
Company
accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The
Company
records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not
that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

F-2
4

The Company applies ASC 740,
Accounting for Income Taxes
, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has recorded unrecognized tax benefits in the other liabilities line item in the accompanying consolidated balance sheets. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “income tax expense”, in the consolidated statements of comprehensive income.
The Company’s estimated liability for unrecognized tax benefits and the related interest and penalties are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s consolidated financial statements. Additionally, in future periods, changes in facts and circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which they occur.

(u)	Earnings Per Share
Earnings per share are calculated in accordance with ASC
260-10,
Earnings per Share: Overall. Basic earnings per share are computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per ordinary share reflects the potential dilution that could occur if securities to issue ordinary shares were exercised. The dilutive effect of outstanding share-based awards is reflected in the diluted earnings per share by application of the treasury stock method.

(v)	Comprehensive Income
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

(w)	Noncontrolling interests
Noncontrolling interests are recognized to reflect the portion of the equity of majority-owned subsidiary which is not attributable, directly or indirectly, to the controlling shareholder. Noncontrolling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of comprehensive income to distinguish the interests from that of the Company.

(x)	Segment Reporting
In accordance with ASC
280-10,
Segment Reporting: Overall
, the
Company’s
chief operating decision maker has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the
Company
 as a whole; hence, the
Company
 has only one operating segment. The
Company
 does not distinguish between markets or segments for the purpose of internal reporting. As the
Company’s
long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

(y)	Employee Benefits
The full-time employees of the Company’s PRC subsidiaries and VIEs are entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total expenses for the employee benefits plans were RMB344,829, RMB241,951 and RMB418,517 (US$65,677
)
for the years ended December 31, 2019, 2020 and 2021, respectively.

F-2
5

(z) Share-based Compensation
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

(aa)	Other operating income, net
Value Added Tax (“VAT”) refunds are presented as a component of other operating income, net. For Beijing Prbrownies Software Co., Ltd. (“Beijing Prbrownies”) and Tianjin Autohome Software Co., Ltd. (“Tianjin Autohome”, formerly known as Tianjin Autohome Data Information Technology Co., Ltd.)., they are subject to 13% VAT (or 16% VAT before April 1, 2019
)
 for the dealer subscription services and other services, which were sold in the form of software products. Beijing Prbrownies and Tianjin Autohome are entitled to an immediate 10% VAT (or 13% before April 1,2019
)
 refund, which is a refund in excess of 3% VAT on the total VAT payable, after their registration of software products with relevant authorities and obtaining a refund approval from the local tax bureau. For the years ended December 31, 2019, 2020 and 2021, RMB293,008, RMB218,412 and RMB231,452 (US$36,320
)
of VAT refunds were recorded as other
operating

income, net.
Other
operating
income, net also includes government grants, which primarily represent subsidies and tax refunds for operating a business in certain jurisdictions and fulfilment of specified tax payment obligations. These grants are not subject to any specific requirements and are recorded when received. For the years ended December 31, 2019, 2020 and 2021, RMB147,694, RMB210,022 and RMB51,685 (US$8,111
)
of government grants were recorded as other
op
e
rating
income, net.

(bb)	Commitment and contingencies
From time to time, the
Company
is subject to legal proceedings and claims in the ordinary course of business. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

F-2
6

(cc)	Business Combinations
The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805,
Business Combinations
. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive loss.
In a business combination achieved in stages, the Company
re-measures
the previously held equity interest in the acquiree when obtaining control at its acquisition date fair value and the re-measurement
gain or loss, if any, is recognized in the consolidated statements of comprehensive income.
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

(dd)	Mezzanine Equity
The Company’s acquired subsidiary had issued preferred shares to the Company and other shareholders (Note 20), which could be converted into ordinary shares or redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of the entity. Therefore, these preferred shares were accounted for as convertible redeemable noncontrolling interests in the consolidated balance sheets.
The Company accounts for the changes in accretion to the redemption value in accordance with ASC Topic 480,
Distinguishing Liabilities from Equity.
The Company accounts for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interest. According to different share purchase agreements, the accounting measurement varies among different rounds of issued preferred shares, which including (i) a percentage of the issue price, or (ii) the fair value of the underlying convertible redeemable noncontrolling interests or a percentage of the issue price, whichever is higher, and (iii) the fair value of the underlying convertible redeemable noncontrolling interests or the compound annual interests accrued on such convertible redeemable noncontrolling interests, whichever is higher.
For the determination of fair value, option pricing model was used. The major unobservable input used in the option pricing model included equity value of underlying business, which was determined by management using valuation techniques under the combination of income approach and market approach. The significant assumptions used in income approach included revenue growth rate and discount rate, and those used in market approach included revenue growth rate and selection of earning multiples.

(ee)	Recent Accounting Pronouncements
In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Company is currently evaluating the impact of the new guidance on our consolidated financial statements.

F-2
7

(ff)	Concentration of Risk
Credit risk
Financial instruments that potentially subject the
Company
 to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. As of December 31, 2020, and 2021, cash and cash equivalents, restricted cash and short-term investments altogether amounting to RMB14,647,324 and RMB20,827,823 (US$3,268,339
)
, respectively, were deposited with various major reputable financial institutions located in the PRC and international financial institutions outside of the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the creditworthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In the event of bankruptcy of one of the banks which holds the
Company’s
deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. The
Company
 continues to monitor the financial strength of these financial institutions.
Accounts receivable are typically unsecured and derived from revenue earned from customers, which are exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring process of outstanding balances. The Company maintains reserves for allowance of doubtful accounts and these allowances have generally been within expectations. There were no customer and one customer that individually represented greater than 10% of the total accounts receivable as of December 31, 2020 and 2021.
Business, customer, political, social and economic risks
The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows; changes in the overall demand for services and products; changes in business offerings; epidemic outbreak that may cause disruption to business operation of the Company, its customers and suppliers; competitive pressures due to new entrants; acceptance of the Internet as an effective marketing platform by China’s automotive industry; changes in certain strategic relationships or customer relationships; growth in China’s automotive industry, regulatory considerations; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.
There were no customer that individually represented greater than 10% of the total net revenues for the years ended December 31, 2019, 2020 and 2021, respectively.
Currency convertibility risk
The
Company
transacts majority of its business in RMB, which is not freely convertible into foreign currencies. According to the relevant regulations in the PRC, all foreign exchange transactions are required to take place either through the People’s Bank of China (“PBOC”) or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.
Most of the cash and cash equivalents and short-term investments held by PRC subsidiaries and the VIEs are denominated in RMB, while a portion of cash and cash equivalents and short-term investments held by PRC subsidiaries and the VIEs are denominated in US$. Cash distributed outside of the PRC by PRC subsidiaries and the VIEs are subject to PRC dividend withholding tax.
Foreign Currency exchange rate risk
Since July 21, 2005, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There was depreciation of 1.2%, appreciation of 6.7%, and appreciation of 2.4% for the years ended December 31, 2019, 2020 and 2021, respectively. Any significant appreciation or depreciation of the RMB may materially and adversely affect the
Company’s
earnings and financial position, and the value of, and any dividends payable on, the
Company’s
ADSs in U.S. dollars. For example, to the extent that the
Company
need to convert U.S. dollars it received from its initial public offering into RMB to pay its operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount it would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the
Company’s
earnings, which in turn could adversely affect the price of ADSs.

F-2
8

3.	FAIR VALUE MEASUREMENT
Assets measured at fair value on a recurring basis

	Fair Value Measurement at December 31, 2021 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2021
	RMB	RMB	RMB	RMB	US$
Cash equivalents
Time deposits	—	892,598	—	892,598	140,068
Short-term investments
Term deposits	—	10,484,066	—	10,484,066	1,645,179
Adjustable-rate financial products	—	6,007,859	—	6,007,859	942,764
Equity investments with readily determinable fair value	4,342	—	—	4,342	681
Restricted cash	—	95,055	—	95,055	14,916

	4,342	17,479,578	—	17,483,920	2,743,608

	Fair Value Measurement at December 31, 2020 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2020
	RMB	RMB	RMB	RMB
Cash equivalents
Time deposits	—	268,634	—	268,634
Short-term investments
Term deposits	—	7,286,100	—	7,286,100
Adjustable-rate financial products	—	5,592,076	—	5,592,076
Restricted cash	—	17,926	—	17,926

	—	13,164,736	—	13,164,736

Other financial instruments
The followings are other financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.
Financial assets, including accounts receivable, amounts due from related parties, prepaid expenses and other current assets excluding prepayments and staff advances, and other non-current
assets excluding operating lease
right-of-use
assets, are not measured at fair value in the consolidated balance sheets, and the carrying values approximated fair value due to their short-term maturity. Financial liabilities, including accrued expense and other payables, and amounts due to related parties, are also not measured at fair value in the consolidated balance sheets, and the carrying values approximated fair value due to their short-term maturity.
Assets and liabilities measured at fair value on a
non-recurring
basis
The
Company
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

9

4.	ACCOUNTS RECEIVABLE, NET
Accounts receivable and allowance for credit losses consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Accounts receivable	3,252,396	2,317,034	363,593
Allowance for credit losses	(128,199)	(177,563)	(27,863)

Total	3,124,197	2,139,471	335,730

The movements in the allowance for credit losses were as follows:

		Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Beginning balance	3,589	33,989	128,199	20,117
Additions charged to bad debt expense/current expected credit loss	37,141	104,434	53,294	8,363
Reversal	(465)	(8,751)	—	—
Write off	(6,276)	(1,473)	(3,930)	(617)

Ending balance	33,989	128,199	177,563	27,863

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Prepayments	299,154	216,264	33,937
Rental and other deposits	10,867	20,371	3,197
Receivables from third-party payment platform	86,777	9,899	1,553
Interest receivable	114,726	1,495	235
Staff advances	2,070	1,395	219
Other receivables	49,588	30,824	4,836

	563,182	280,248	43,977

Prepayments primarily include prepaid VAT and surcharges, prepaid promotional expenses and service fee.

6.	TAXATION
Enterprise income tax
Cayman Islands
The Company and certain of its subsidiaries are incorporated in the Cayman Islands and conduct substantially all of its business through its PRC subsidiaries and VIEs. Under the current laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. In addition, upon payments of dividends by these entities to their shareholders, no Cayman Islands withholding tax will be imposed.

F-
30

British Virgin Islands
Cheerbright and Auto Pai Ltd. were incorporated in the British Virgin Islands and conducts substantially all of its businesses through its PRC subsidiary and VIEs. Under the current laws of the British Virgin Islands, they are not subject to tax on income or capital gains. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.
Hong Kong
Autohome (Hong Kong) Limited, Autohome Media, Autohome Link Hong Kong Limited, and TTP Car (HK) Limited were incorporated in Hong Kong. Subsidiaries in Hong Kong are subject to a two-tiered
profits tax regime. The profits tax rate for the first HK$
2 million of profits of corporations is 8.25%, while profits above that amount continue are
subject to the a rate of 16.5%. Under the Hong Kong tax law, the Company’s subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.
The PRC
Autohome WFOE, Chezhiying WFOE, Beijing Autohome Technologies Co., Ltd.(“Beijing Autohome Technologies”), Beijing Prbrownies, Hainan Chezhiyitong Information Technology Co., Ltd. (“Hainan Chezhiyitong”) and Tianjin Autohome are recognized as
“High-New
Technology Enterprise”(“HNTE”) and are eligible for a
 15%
preferential tax rate until 2021, 2023, 2023, 2023, 2022 and 2022, respectively, upon the completion of their filings with the relevant tax authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China.
Chezhiying WFOE, Hainan Chezhiyitong and Tianjin Autohome are recognized as software enterprise(“SE”) and exempt from income tax for the tax year of 2019 and 2020, followed by a 50% reduction in the statutory income tax rate of 25% for the years of 2021, 2022 and 2023 provided that it maintains its status as a SE during each relevant tax year.
Beijing Prbrownies, further enjoys a more preferential enterprise tax rate of 10%
for the tax years of 2019 and 2020 as it was accredited as key software enterprise (“KSE”) under the relevant PRC laws and regulations as well, which tax rate will continue to apply for so long as it maintains its key software enterprise status during each relevant tax year. Autohome WFOE and Beijing Autohome Technologies, further enjoy a more preferential enterprise tax rate of 10% as KSE for the tax years of 2019.
Except for the above-mentioned entities, the Company’s remaining PRC subsidiaries and all the VIEs were subject to enterprise income tax at a rate of 25% for 2019, 2020 and 2021.
The management subsequently assessed and concluded that uncertain preferential tax rates for certain subsidiaries were able to be realized in the year of 2021 and a reversal of RMB348,593 (US$54,702
)
was recorded in the year of 2021, composed of current income tax expense of RMB317,944 (US$49,892
)
and deferred income tax
ex
pense
 of RMB30,649 (US$4,810
)
. A reversal of RMB150,714 and RMB331,952 was also recorded in the fourth quarter of 2019 and 2020, each composed of current income tax expense of RMB151,645 and deferred income tax benefit of RMB931, current income tax expense of RMB371,826 and deferred income tax benefit of RMB39,874.
The basic earnings per share effects related to the preferential tax rate were RMB0.68, RMB0.97 and RMB1.11 (US$0.17
)
after considering the effects of the Share Subdivision as detailed in Note 2(a) for the years ended December 31, 2019, 2020 and 2021, respectively.
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

F-
31

The
Company
had minimal operations in jurisdictions other than the PRC. Income/(loss) before income tax expense consists of:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
PRC	3,647,316	3,770,148	2,328,917	365,458
Non-PRC	53,690	(101,636)	(151,759)	(23,815)

	3,701,006	3,668,512	2,177,158	341,643

The income tax expense is comprised of:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Current	355,398	283,372	185,194	29,061
Deferred	144,963	(22,427)	(151,188)	(23,725)

	500,361	260,945	34,006	5,336

The reconciliation of income tax expense for the years ended December 31, 2019, 2020 and 2021 is as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Income before income tax expense	3,701,006	3,668,512	2,177,158	341,643
Income tax expense computed at PRC statutory tax rates (25%)	925,253	917,128	544,290	85,411
Non-deductible expenses	27,333	22,063	28,725	4,508
Research and development expenses super-deduction	(194,000)	(225,715)	(185,801)	(29,156)
Change in valuation allowances	16,420	(5,285)	50,473	7,920
Outside basis difference	(7,727)	142	(1,111)	(174)
Effect of international tax rate difference	(14,440)	8,682	37,940	5,954
Effect of preferential tax rate	(323,534)	(463,819)	(552,567)	(86,712)
Effect of withholding tax on dividend	71,056	76,610	164,946	25,884
Other adjustments (Note)	—	(68,861)	(52,889)	(8,299)

Income tax expense	500,361	260,945	34,006	5,336

Note: This amount mainly represents tax savings relating to share-based compensation exercised in 2019 and 2020, which can be recognized under US GAAP when realized at the time of filing of the Company’s tax returns, in 2020 and 2021, respectively.

F-
32

Deferred tax
The significant components of deferred taxes are as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Deferred tax assets
Allowance for doubtful accounts	22,343	35,359	5,549
Accrued staff cost and expenses	42,091	97,883	15,360
Deferred revenue	11,214	5,551	871
Tax losses	404,178	489,664	76,839
VAT refund	2,032	351	55
Less: Valuation allowances	(402,197)	(452,670)	(71,034)

Total deferred tax assets	79,661	176,138	27,640

Deferred tax liabilities
Identifiable intangible assets arising from acquisition	63,570	52,460	8,232
Intangible assets and internally-developed software	39,306	32,540	5,106
Outside basis difference and others	452,023	437,963	68,726
Withholding income tax	76,610	53,835	8,448

Total deferred tax liabilities	631,509	576,798	90,512

In assessing the realizability of deferred tax assets, the Company has considered whether it is more-likely-than-not
that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company records a valuation allowance to reduce deferred tax assets to a net amount that management believes is more-likely-than-not
of being realizable based on the weight of all available evidence. The Company recorded valuation allowances against the deferred tax assets of the PRC subsidiaries and VIEs as of December 31, 2020 and 2021, respectively, due to the cumulative tax loss positions and insufficient forecasted future taxable income.
As of December 31, 2021, the
Company
had net operating losses of approximately RMB2,022,137 (US$317,317
)
, which can be carried forward to offset taxable income. The net operating loss will start to expire in 2022 if not utilized.
Deferred tax liabilities arising from undistributed earnings
The Enterprise Income Tax Law also imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIEs”) to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China. As of December 31, 2021, the
Company
has no such qualified subsidiary,
and
dividends are subject to a withholding tax rate of 10%.
On November 4, 2019, the Company’s
B
oard of
D
irectors approved an annual cash dividend policy. Under the policy, starting from 2020, the Company will declare and distribute a recurring cash dividend at an amount equivalent to approximately 20% of the Company’s net income in the previous fiscal year. In 2019, 2020 and 2021, the Company accrued RMB71,056, RMB76,610 and RMB53,835 (US$8,448
)
of deferred income tax expenses associated with the expected cash dividend payment, respectively.
As of December 31, 2020 and 2021, the total amount of undistributed earnings from the Company’s PRC subsidiaries and VIEs that are considered to be permanently reinvested was RMB13,674,190 and RMB14,620,442 (US$2,294,266
)
, respectively. As of December 31, 2020 and 2021, determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical.

F-
33

Unrecognized tax benefits
As of December 31, 2020 and 2021, the Company recorded an unrecognized tax benefit of RM
B
14,247
 and nil, respectively.

7.	PROPERTY AND EQUIPMENT, NET
Property and equipment consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
At cost:
Electronic equipment	647,271	651,779	102,278
Office equipment	5,841	2,290	359
Motor vehicles	7,071	7,264	1,140
Software	305,552	419,326	65,801
Leasehold improvements	96,211	87,718	13,766

	1,061,946	1,168,377	183,344
Less: Accumulated depreciation	(651,865)	(786,881)	(123,479)

	410,081	381,496	59,865

Depreciation expense was RMB106,941, RMB158,229 and RMB225,310 (US$35,356) for the years ended December 31, 2019, 2020 and 2021, respectively.

F-3
4

8.	INTANGIBLE ASSETS, NET
The following tables present the
Company
’s intangible assets with definite lives as of the respective balance sheet dates:

	December 31, 2021
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB	US$
Technologies	202,100	(40,420)	161,680	25,371
Trademarks	175,309	(72,237)	103,072	16,174
Customer relationship	46,900	(13,860)	33,040	5,185
Websites	27,000	(27,000)	—	—
Domain names	2,954	(2,277)	677	106
Database	73,500	(14,700)	58,800	9,228
Licensing agreements	2,798	(2,636)	162	25
Insurance brokerage license	28,133	(28,133)	—	—

	558,694	(201,263)	357,431	56,089

	December 31, 2020
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB
Technologies	202,100	—	202,100
Trademarks	175,309	(56,993)	118,316
Customer relationship	46,900	(5,600)	41,300
Websites	27,000	(27,000)	—
Domain names	2,237	(2,012)	225
Database	73,500	—	73,500
Licensing agreements	2,870	(2,579)	291
Insurance brokerage license	28,133	(23,444)	4,689

	558,049	(117,628)	440,421

The
Company
 obtained insurance brokerage license in 2017 through acquisition of Shanghai Tianhe Insurance Brokerage Co., Ltd., which was accounted for as asset acquisition. The Company acquired TTP on December 31, 2020 and identified the intangible assets of technologies, trademarks, customer relationship and database (Note 19). The intangible assets are amortized using the straight-line method, which is the
Company
’s
best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from approximately 1.75 to 15 years. Amortization expense was RMB11,662, RMB12,045 and RMB83,710 (US$13,136
)
for the years ended December 31, 2019, 2020 and 2021, respectively.
The annual estimated amortization expenses for the acquired intangible assets for each of the next five years are as follows:

	2022	2023	2024	2025	2026
	RMB	RMB	RMB	RMB	RMB
Amortization expenses	81,104	76,106	74,106	74,106	10,726

9.	LONG-TERM INVESTMENTS
As of December 31, 2020 and 2021, the Company holds several equity investments through its subsidiaries or VIEs, all of which were accounted for under the equity method since the Company can exercise significant influence but does not own a majority equity interest in or control them.

F-3
5

Hunan Mango Autohome Automobile Sales Co., Ltd. (“Mango JV”)
In May 2015, the
Company
 entered into a shareholder agreement with HappiGo Home Shopping Co. (“HappiGo”) to establish a strategic joint venture, Mango JV, with total capital contribution of RMB100,000, of which the Company subscribed for RMB49,000 or 49% of the ordinary shares.
Visionstar Information Technology (Shanghai) Co., Ltd. (“Shanghai Visionstar”)
In July 2017, the
Company
 acquired a 10% interest in Shanghai Visionstar, which primarily engages in augmented reality technology and related operations in the PRC, with a total cash consideration of RMB30,000. The investment was accounted for using equity method as the
Company
determined that it can exercise significant influence over Shanghai Visionstar.
Other investments
The Company also holds several other investments in equity investees. The carrying amount of all of the equity method investments was RMB70,418 and RMB70,720 (US$11,098
)
as of December 31, 2020 and 2021, respectively. The Company excluded the summarized information for these equity method investees as they were insignificant either individually or on an aggregated basis for all the years presented.
No impairment charges associated with the equity method investments were recognized during any of the years presented.

10.	OTHER NON-CURRENT ASSETS
Other
non-current
assets consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Operating lease right-of-use assets	209,339	133,383	20,931
Others	49,365	—	—

	258,704	133,383	20,931

11.	ACCRUED EXPENSES AND OTHER PAYABLES
The components of accrued expenses and other payables are as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Accrued rebates	797,218	646,723	101,485
Accrued expenses	737,797	550,848	86,440
Payroll and welfare payable	552,985	526,080	82,553
Operating lease liabilities - current portion	112,094	96,160	15,090
VAT and surcharges payable	85,372	31,307	4,913
Professional service fees	7,074	22,885	3,591
Deposit from customers	22,387	21,058	3,304
Payable for purchase of fixed assets	39,852	21,045	3,302
Payable for exercise of share-based awards	38,217	2,566	403
Others	184,713	125,925	19,761

	2,577,709	2,044,597	320,842

F-3
6

12.	RELATED PARTY TRANSACTIONS
Yun Chen became the Company’s controlling shareholder in June 2016 and Yun Chen is a subsidiary of Ping An. Therefore Ping An Group became the Company’s related party since then
.
During the years ended December 31, 2019, 2020 and 2021, related party transactions were as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Services provided to Ping An Group (a)	447,010	621,845	417,051	65,444
Services provided to other related parties	340	—	—	—

Net revenues from related parties	447,350	621,845	417,051	65,444

Services provided by and assets purchased from Ping An Group (b)	107,706	156,420	176,880	27,756
Services provided by and assets purchased from other related parties	15,717	5,625	714	112

Services provided by related parties	123,423	162,045	177,594	27,868

Interest income from Ping An Group	47,459	63,558	136,613	21,438

F-3
7

As of December 31, 2020 and 20
2
1, balances with related parties were as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Amounts due from related parties, current
Ping An Group (c)	47,303	83,376	13,084

Amounts due from related parties, non-current
Ping An Group (c)	18,163	7,529	1,181

Amounts included in “Cash and cash equivalents” (d)	557,117	780,875	122,536
Amounts included in “Short-term investments” (d)	2,892,057	3,358,937	527,091
Amounts included in “Restricted cash” (d)	17,726	5,000	785

Amounts due to related parties
Ping An Group (e)	76,048	31,182	4,893
Other related parties	3,847	715	112

	79,895	31,897	5,005

(a)
The amount represents (i) the commission fee for transaction facilitation service on financial product including loan and insurance products, (ii) advertising services and (iii) technical services provided to Ping An Group.

(b)	The amount represents rental and property management services, technical services, other miscellaneous services and assets provided by Ping An Group.
(c)	Receivable from Ping An Group primarily consists of deposit in relation to the operating lease and other agreements, service fee receivable, and interest receivable from cash and cash equivalents.
(d)
The Company has cash or time deposits in commercial banks associated with Ping An Group and purchased certain short-term cash management products managed by Ping An Group as a part of the Company’s cash management plan.

(e)	The outstanding payable to Ping An Group primarily consists of payable for provision of services related to business operation, IDC service fee and other miscellaneous services.

13.	COMMITMENTS AND CONTINGENCIES
Legal proceedings
From time to time, the Company is
subject
to legal proceedings and claims in the ordinary course of business. The Company does not believe that any currently pending legal proceeding to which the Company is a party will have a material effect on its business, balance sheets, or results of operations or cash flows.

14.	COST OF REVENUES

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Content-related costs	451,212	571,516	513,735	80,616
Bandwidth and IDC fees	106,146	113,858	105,343	16,531
Tax surcharges	189,935	96,958	39,240	6,158
Depreciation and amortization expenses	31,169	29,889	23,406	3,673
Others	181,830	148,949	366,168	57,459

	960,292	961,170	1,047,892	164,437

F-3
8

15.	ORDINARY SHARES
As of December 31, 2021, the Company had 505,183,788 issued and outstanding ordinary shares after considering
the effects of the Share Subdivision as detailed in Note 2(a).
On November 18, 2021, the company announced a share repurchase program under which the Company may repurchase up to US$200,000 of its A
DSs
over the next twelve months through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations.
The Company repurchased 166,067 ADSs (equal to
 664,268
ordinary shares) from the open market with an aggregate purchase price of

RMB31,204 (US$4,897) during the year ended December 31,

2021. The repurchased shares
have not been
cancelled
by the end of 2021
and
are reflected
as treasury stock.

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
Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The Company’s VIEs in the PRC are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the
Company
in the form of loans, advances or cash dividends. As of December 31, 2019, 2020 and 2021, the Company’s PRC subsidiaries and VIEs had appropriated RMB84,537, RMB87,759 and RMB91,339 (US$14,333), respectively, of retained earnings for its statutory reserves.
As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax
income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2020 and 2021, the amounts of net assets restricted including the paid-up capital, additional paid-in capital and the statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, were
RMB

4,582,897 and RMB

4,924,954 (US$

772,833
)
, respectively.
Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in availability of foreign currency may temporarily restrict the ability of the PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

9

17.	EARNINGS PER SHARE/ADS
Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Basic earnings per share:
Numerator:
Net income attributable to ordinary shareholders	3,199,966	3,405,229	2,148,566	337,157
Denominator:
Weighted average ordinary shares outstanding	474,328,384	477,467,268	499,861,764	499,861,764

Basic earnings per share	6.75	7.13	4.30	0.67

Diluted earnings per share:
Numerator:
Net income attributable to ordinary shareholders	3,199,966	3,405,229	2,148,566	337,157
Denominator:
Weighted average ordinary shares outstanding	474,328,384	477,467,268	499,861,764	499,861,764
Dilutive effect of share-based awards	3,732,604	2,219,112	619,776	619,776

Weighted average number of shares outstanding-diluted	478,060,988	479,686,380	500,481,540	500,481,540

Diluted earnings per share	6.69	7.10	4.29	0.67

Earnings per ADS
Net income per ADS – basic (RMB)	26.99	28.53	17.19	2.70
Net income per ADS – diluted (RMB)	26.77	28.40	17.17	2.69
The effects of 389,440, 481,828 and 455,824 stock options were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the years ended December 31, 2019, 2020 and 2021, respectively. The effects of 714,700, 90,536 and 1,407,232 restricted shares were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the years ended December 31, 2019, 2020 and 2021, respectively.

18.	SHARE-BASED COMPENSATION
In order to provide additional incentives to employees and to promote the success of the Company’s business, the Company adopted a share incentive plan in 2011 (the “2011 Plan”), a share incentive plan in 2013 (the “2013 Plan”), Amended and Restated 2016 Share Incentive Plan (the “2016 Plan”) and 2016 Share Incentive Plan II (the “2016 Plan II”) in 2016, collectively the “Plans”. The Company may grant share-based awards to its employees, directors and consultants to purchase an aggregate of no more
t
han 31,372,400, 13,400,000, 19,560,000 and 12,000,000 ordinary shares (previously 7,843,100, 3,350,000, 4,890,000 and 3,000,000 ordinary shares, respectively before the Share Subdivision as detailed in Note 2(a) of the Company under the 2011 Plan, 2013 Plan, 2016 Plan and 2016 Plan II, respectively. 2011 Plan, 2013 Plan, 2016 Plan and 2016 Plan II were approved by the Board of Directors in May 2011, November 2013, March 2017 and December 2016, respectively. The Plans are administered by the Board of Directors or any of its committees as set forth in the Plans. For share options and restricted shares with service condition or performance condition granted under the Plans, majority are subject to vesting schedules of approximately four years with 25% of the awards vesting each year and have a contractual term of ten years.

F-
40

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
Share options
The following table summarizes the Company’s employee share option activity under the share option plans:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding, January 1, 2021	511,790	63.83	41.10	7.54	18,910
Granted	385,120	47.06	23.00
Exercised	(123,811)	45.35
Forfeited	(230,271)	79.60

Outstanding, December 31, 2021	542,828	51.33	25.80	8.88	206

Vested and expected to vest at December 31, 2021	517,519	49.68	25.98	8.87	206

Exercisable as of December 31, 2021	104,324	50.03	35.69	6.76	206

The aggregate intrinsic value in the table above is calculated as the difference between the exercise price of the underlying awards and US$29.48, the closing stock price of the Company’s ordinary shares on December 31, 2021. The weighted-average grant-date fair value of options granted during the years ended December 31, 2019, 2020 and 2021 was US$45.26, US$40.52 and US$23.00, respectively. The total grant date fair value of options vested during the years ended December 31, 2019, 2020 and 2021 was RMB79,197, RMB58,092 and RMB32,226 (US$5,057
)
, respectively. Total intrinsic value of options exercised during the years ended December 31, 2019, 2020 and 2021 was RMB178,577, RMB170,374 and RMB27,950 (US$4,386
)
, respectively.
The aggregate fair value of the outstanding options at the grant dates were determined to be

RMB89,242 (US$14,004
)
and such amount shall be recognized as compensation expenses using the straight-line method for all employee share options granted with graded vesting. As of December 31, 2021, there was RMB48,884 (US$7,671
)
of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested share-based awards
,
 which are expected to be recognized over a weighted-average period of 3.26 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.
Restricted shares
Restricted shares activity for the year ended December 31, 2021 was as follows:

	Number of shares	Weighted average grant date fair value
Outstanding, January 1, 2021	853,331	79.88
Granted	1,028,741	50.79
Vested	(348,696)	74.17
Forfeited	(243,217)	79.67

Outstanding, December 31, 2021	1,290,159	55.34

Expected to vest, December 31, 2021	1,011,422	54.83

F-
41

The weighted average grant-date fair value of restricted shares granted during the years ended December 31, 2019, 2020 and 2021 was US$85.30, US$85.44 and US$50.79, respectively, which was derived from the fair value of the underlying ordinary shares. The total grant date fair value of restricted shares vested during the years ended December 31, 2019, 2020 and 2021 was RMB141,227, RMB144,757 and RMB165,675 (US$25,998
)
. The aggregate fair value of the outstanding restricted shares at the grant dates were determined to be

RMB454,972 (US$71,395
)
 and such amount shall be recognized as compensation expense using the straight-line method for all restricted shares granted with graded vesting. As of December 31, 2021, there was RMB262,589 (US$41,206
)
of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested restricted shares which are expected to be recognized over a weighted-average period of 2.83 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.
The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility and the exercise multiple for which employees are likely to exercise share options. For expected volatilities, the Company has made reference to the historical price volatilities of ordinary shares of several comparable companies in the same industry as the Company. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised and is based on a consideration of research study regarding exercise pattern based on historical statistical data. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury Bills yield curve in effect at the time of grant. The Company’s management is ultimately responsible for the determination of the estimated fair value of its options. Subsequent to the IPO, fair value of the ordinary shares was the price of the Company’s publicly traded shares.
The Company calculated the estimated fair value of the share-based awards on the respective grant dates using the binomial option pricing model with the following assumptions:

	2019		2020		2021
Fair value of ordinary share	US$	87.39	US$	77.32-US$94.46	US$	31.06-US$119.82
Risk-free interest rates		1.96%		0.62%-1.92%		1.09%-1.62%
Expected exercise multiple		2.2		2.2-2.8		2.2-2.8
Expected volatility		53%		52%-53%		51%-52%
Expected dividend yield		0.00%		1.00%		1.00%
Weighted average fair value per option granted	US$	45.26	US$ US$	30.00 - 44.69	US$	10.51-US$60.83
Share-based compensation expenses relating to options and restricted shares granted to employees recognized for the years ended December 31, 2019, 2020 and 2021 is as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cost of revenues	15,508	21,372	23,142	3,631
Sales and marketing expenses	46,081	40,103	46,823	7,348
General and administrative expenses	62,884	55,868	48,803	7,658
Product development expenses	79,535	93,863	87,292	13,698

	204,008	211,206	206,060	32,335

19.	ACQUISITION
In October 2020, the Company entered into a definitive agreement with TTP, an auction platform for used cars in China. Pursuant to the agreement, the Company committed to make an investment in TTP through subscription of preferred shares of TTP for an aggregate purchase price of US$168,000, including (i) the first closing transaction of US$143,000 in exchange for

31.48
% preferre
d shares of TTP on an
as-converted
basis; and (ii) the second closing transaction of US$
25,000
,
 in exchange for an additional
4.17
% preferred shares of TTP. In addition, the Company also obtained the right to purchase up to US$
200,000
in total principal amount of convertible bonds (“New Warrant”) to be issued by TTP upon the Company’s request.

F-
42

The first closing transaction was completed on December 31, 2020, which would give the Company 51%
voting rights at the shareholders’ level and right to appoint majority members on TTP’s Board of Directors.

Therefore, the Company has obtained control over TTP. After the first closing, the Company holds investments in TTP both in forms of convertible bonds (“CB”) and preferred shares, representing in aggregate 48.87% of TTP’s equity interest on as-converted
basis. In April 2021, the Company completed the second closing of its investment in TTP with a cash consideration of US$25,000. In June 2021, the CB and the related accrued interest held the Company was converted into preferred shares of TTP. After the second closing and the conversion of CB, the Company held 51.00% of TTP’s equity interest.
The acquisition was accounted for as a business combination. The financial position and results of operation of TTP and its subsidiaries have been included in the Company’s consolidated financial statements on December 31, 2020. Since the acquisition was effective on the last day of the fiscal year, the impact was immaterial to the results of operations for the year ended December 31, 2020. Total purchase price for the acquisition comprised of:

Amount
RMB
Total Cash consideration	935,932
Less: consideration for New Warrant	(74,383)

Purchase consideration	861,549

The Company made estimates and judgments in determining the fair value of the assets acquired and liabilities assumed with the assistance from an independent valuation firm. The purchase price allocation as the date of the acquisition is as follows:

	Amount	Amortization Period
	RMB
Intangible assets
- Technologies	202,100	5 years
- Trademarks	106,900	10 years
- Customer relationship	41,300	5 years
- Database	73,500	5 years
Goodwill	2,567,113
Net liabilities acquired, excluding intangible assets and the related deferred tax liabilities	(861,918)
Deferred tax liabilities	(63,570)
Noncontrolling interests	(147,639)
Convertible redeemable noncontrolling interests (Note)	(1,056,237)

	861,549

Note: TTP had previously issued preferred shares in several series to certain shareholders, which could be redeemed by such shareholders upon the occurrence of certain events. The outcome of these events is not solely within the control of TTP and, therefore, these preferred shares have been accounted for as convertible redeemable noncontrolling interests.
The excess of purchase price over net tangible assets and identifiable intangible assets acquired was recorded as goodwill. Goodwill primarily represents the expected synergies from combining the TTP’s resources and experiences in the used car auction industry with the Company’s current business. The goodwill is not expected to be deductible for tax purposes.
Pro forma results of operations for the TTP acquisition has not been presented because it was not material to the consolidated financial statements.

F-4
3

20.	MEZZANINE EQUITY

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Balance as of January 1	—	1,056,237	165,747
Business combinations (Note 19)	1,056,237	—	—
Accretion of mezzanine equity	—	411,792	64,619

Balance as of December 31	1,056,237	1,468,029	230,366

Pursuant to the agreement that was entered into between the Company and TTP (Note 19), after the second closing and conversion of CB, the Company held
 51.00%
of TTP’s equity interest on as-converted basis.
As of December 31, 2020 and 2021, TTP had issued
142,196,089
and 142,196,089 preferred shares, respectively, to certain shareholders (including
80,340,268
shares held by one subsidiary of the Company and eliminated in consolidated financial statements), which could be converted into ordinary shares or redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of TTP. Therefore, these preferred shares were accounted for as convertible redeemable noncontrolling interests.

4

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
of restrictions. However, the Company will pay close attention to the development of the
COVID-19
pandemic and continue to evaluate the nature and extent of the impact to the Company’s financial condition.

22.	SUBSEQUENT EVENTS
Equity investment in Ping An Capital Co., Ltd.
In January, 2022, the Company entered into a limited partner interest subscription agreement, a limited partnership agreement and certain other auxiliary documents with Ping An Capital Co., Ltd. (the “Fund Manager”), pursuant to which the Company agrees to subscribe for RMB
400,000
worth of limited partner interests in an equity investment fund managed by the Fund Manager.
Dividends
On February 24, 2022, the
Board of Directors
 has approved a dividend of US$0.53 per ADS (or US$0.1325 per ordinary share) for fiscal year 2021, which was
 paid
as of
 March 31, 2022
.

F-4
5