Form 20-F
period 2022-12-31
Autohome Inc.
filed 2023-04-25
CIK 1527636

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022 or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________________

For the transition period from to _______________

Commission file number: 001-36222

Autohome Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

18th Floor Tower B, CEC Plaza

3 Dan Ling Street

Haidian District, Beijing 100080

The People’s Republic of China

(Address of principal executive offices)

Quan Long

Chief Executive Officer

Tel: +86 (10) 5985-7001

E-mail:

ir@autohome.com.cn

Fax: +86 (10) 5985-7400

18th Floor Tower B, CEC Plaza

3 Dan Ling Street

Haidian District, Beijing 100080

The People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American depositary shares, each representing four ordinary shares	ATHM	The New York Stock Exchange
Ordinary shares, par value US$0.0025 per share	2518	The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 492,742,468 ordinary shares (excluding 16,645,132 treasury shares and ordinary shares that had been issued and reserved for the purpose of our share incentive plans as of December 31, 2022), par value US$0.0025 per share, were outstanding as of December 31, 2022.

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

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. Yes ☐ No ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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
•
“CAC” are to the Cyberspace Administration of China and the Office of the Central Cyberspace Affairs Commission;
•
“CAGR” are to compound annual growth rate;
•
“CCASS” are to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchange and Clearing Limited;
•
“China” or the “PRC” are to the People’s Republic of China, including Hong Kong, Macau and Taiwan; and “mainland China” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;
•
“CSRC” are to the China Securities Regulatory Commission;
•
“ESG report” or “Environmental, Social and Governance Report” are to our 2022 ESG report, which is accessible via hyperlink in our press release furnished to the SEC as Exhibit 99.1 to our Form 6-K (File No. 001-36222) on March 9, 2023;
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
•
“ICP License” are to the license for provision of internet information services;
•
“Main Board” are to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;
•
“MIIT” are to the Ministry of Industry and Information Technology of PRC;
•
“MOFCOM” are to the Ministry of Commerce of PRC;
•
“NDRC” are to the National Development and Reform Commission of PRC;

•
“Ping An Group” are to Ping An Insurance (Group) Company of China, Ltd. (HKEX: 2318; SHA: 601318), a company organized under the laws of the PRC whose H shares and A shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively;
•
“RMB” and “Renminbi” are to the legal currency of mainland China;
•
“SCNPC” are to the Standing Committee of the National People’s Congress of the PRC;
•
“SEC” are to the U.S. Securities and Exchange Commission;
•
“SFC” are to the Securities and Futures Commission of Hong Kong;
•
“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;
•
“shares” or “ordinary shares” are to our Class A ordinary shares, par value US$0.01 per share, before our variation of share capital in 2021, and ordinary shares, par value US$0.0025 per share, after our variation of share capital in 2021;
•
“TTP” are to TTP Car Inc., a company operating an online bidding platform for used automobiles and the control of which was acquired by us in the fourth quarter of 2020;
•
“VIEs” and “VIE Entities” are to the variable interest entities, primarily including (i) Beijing Autohome Information Technology Co., Ltd., or Autohome Information, (ii) Beijing Shengtuo Hongyuan Information Technology Co., Ltd., or Shengtuo Hongyuan, (iii) Shanghai Jinwu Auto Technology Consultant Co., Ltd., or Shanghai Jinwu, and (iv) Shanghai Jinyou Auto Technology Co., Ltd., or Shanghai Jinyou;
•
“we,” “us,” “our,” “our company” or “the Company” are to Autohome Inc., its predecessors, subsidiaries and, in the context of describing our operations and consolidated financial information, the VIEs in mainland China;
•
“WFOEs,” for the purpose of this annual report, are to the wholly foreign-owned enterprises which have entered into contractual arrangements with the VIEs, including (i) Beijing Cheerbright Technologies Co., Ltd., or Autohome WFOE, (ii) Beijing Chezhiying Technology Co., Ltd., or Chezhiying WFOE, and (iii) Shanghai Jinpai E-commerce Co., Ltd. or TTP WFOE;
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

Substantially all of our operations are conducted in mainland China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB and Hong Kong dollars to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8972 to US$1.00 and HK$7.8015 to US$1.00, the respective exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 30, 2022. We make no representation that any RMB, Hong Kong dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars, RMB or Hong Kong dollars, as the case may be, at any particular rate, or at all. The mainland China government imposes control over its foreign currency reserves in part through direct regulation of the conversion of

RMB into foreign exchange and through restrictions on foreign trade. Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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
•
competition in our industry in mainland China; and
•
relevant government policies and regulations relating to our industry.

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

ITEM 3 KEY INFORMATION

Our Holding Company Structure and VIE Contractual Arrangements

Autohome Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in VIEs. We conduct our operations primarily through our mainland China subsidiaries and the VIEs. We conduct our business activities related to internet content services through the VIEs in order to comply with the PRC laws and regulations, which place certain restrictions on foreign ownership of companies that provide internet content services in mainland China. Accordingly, we operate these businesses in mainland China through the VIEs, and rely on contractual arrangements among our WFOEs, the VIEs and their shareholders to obtain the financial interest of VIEs. The VIEs are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIEs accounted for 8.1%, 13.1% and 12.7% of our total net revenues for the fiscal years 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our,” “our company” or “the Company” refer to Autohome Inc., its predecessors, subsidiaries and, in the context of describing our operations and consolidated financial information, the VIEs in mainland China. Investors in our ordinary shares or ADSs are not purchasing equity interest in the VIEs in mainland China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including power of attorney, equity interest pledge agreements, exclusive technology consulting and service agreements, equity option agreements and loan agreements, have been entered into by and among our WFOEs, the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, Autohome Inc. becomes the primary beneficiary of the VIEs and their subsidiaries for accounting purposes and treat each of them as a mainland China consolidated entity under U.S. GAAP. For more details of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs, and we may incur substantial costs to enforce the terms of the arrangements. In addition, these contractual arrangements have not been tested in a court of law in mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our contractual arrangements with the VIEs may not be as effective in providing operational control as direct ownership” and “—The interests of the individual nominee shareholders of the VIEs may be different from our interests, which may materially and adversely affect our business.”

There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our services in mainland China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and we may face significant disruption to our business operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. If the PRC government deems that our contractual arrangements with the VIEs do not comply with regulatory restrictions of mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our mainland China subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in mainland China. Our business operations are primarily conducted in mainland China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of our securities to significantly decline or become worthless. For a detailed description of risks related to doing business in mainland China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China.”

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs and ordinary shares. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the PRC legal system could adversely affect us” and “—We may be adversely affected by the complexity, uncertainties and changes in the regulation of internet business and companies in mainland China.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections,” and “—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIEs in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, our mainland China subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIEs in mainland China, including, among others, the ICP licenses, the Value-added Telecommunications License for Online Data Processing and Transaction Processing Business (for operational e-commerce only), the Surveying and Mapping Qualification Certificate for Internet Mapping (such certificate held by the Autohome Information is in the process of the renewal), the Operating Licenses for the Production and Dissemination of Radio and Television Programs, the internet Audio/Video Program Transmission License, the Internet Culture Business Permit, which is in the process of the renewal, and the auction business approval certificate. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We may be adversely affected by the complexity, uncertainties and changes in the regulation of internet business and companies in mainland China.”

Furthermore, if we are deemed as a critical information infrastructure operator under the cybersecurity laws and regulations of mainland China, we must fulfill certain obligations as required under the cybersecurity laws and regulations of mainland China, including, among others, storing personal information and important data collected and produced within the mainland China territory during our operations in mainland China, and we may be subject to review when purchasing internet products and services. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition, the approval of and/or filing with the CSRC or other PRC government authorities may be required, and we and the VIEs may be required to go through cybersecurity review by the CAC, in case of any relevant future issuance of securities to foreign investors. Any failure to complete such procedures would subject us to sanctions by the CSRC, CAC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs and ordinary shares. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—Our business is subject to complex and evolving Chinese laws and regulations regarding data privacy and cybersecurity, many of which are subject to changes and uncertain interpretations. Any changes in these laws could cause changes to our business practices and increased cost of operations, and any security breaches or our actual or perceived failure to comply with such laws could result in claims, penalties, damages to our reputation and brand, declines in user growth or engagement, or otherwise harm our business, results of operations and financial condition,” and “—Risks Related to Doing Business in Mainland China—The approval of and filing with the CSRC or other PRC government authorities may be required if we were to conduct offshore offerings in the future, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Cash Flows through Our Organization

Autohome Inc. is a holding company with no operations of its own. We conduct our operations in mainland China primarily through our subsidiaries and the VIEs in mainland China. As a result, although other means are available for us to obtain financing at the holding company level, Autohome Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our mainland China subsidiaries and service fees paid by the VIEs.

If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Autohome Inc. In addition, our mainland China subsidiaries are permitted to pay dividends to Autohome Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our mainland China subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends and can only be used for specific purposes. Under the laws and regulations of mainland China, our mainland China subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-invested enterprise out of mainland China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our mainland China subsidiaries and the net assets of the VIEs in which we have no legal ownership. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely to a significant extent on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our mainland China subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.” In the years ended December 31, 2020, 2021 and 2022, our mainland China subsidiaries paid to Autohome Inc. and its offshore subsidiaries a total of RMB649.6 million, RMB681.4 million and RMB1,430.0 million (US$207.3 million), respectively, in the form of dividends.

Under the laws of mainland China, Autohome Inc. and its offshore subsidiaries may provide funding to our mainland China subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements.

The VIEs may transfer cash to our WFOEs by paying service fees according to the exclusive technology consulting and service agreements. Pursuant to these agreements, the VIEs agree to pay the applicable subsidiaries technology consulting and service fees, subject to conditions therein.

Autohome Inc. has in place a regular dividend policy. For the fiscal years of 2020, 2021 and 2022, we paid cash dividends in the total amounts of US$99.8 million, US$105.7 million and US$61.1 million, respectively, to our shareholders, pursuant to our dividend policy. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the United States federal income tax consequences of the dividends we make, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Dividends.” For mainland China, Hong Kong and United States federal income tax considerations of an investment in our ADSs and/or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

The cash transfer within the Company was summarized as below:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Cash flows from intercompany borrowings and loans among the entities
Capital contributions from offshore subsidiaries to onshore subsidiaries	—	163,755	—	—
Amounts from parent to offshore subsidiaries(1)	101,785	5,524,211	2,750,371	398,766
Amounts from offshore subsidiaries to parent(1)	—	2,000,733	3,505,307	508,222
Amounts from VIEs to onshore subsidiaries(2)	—	375,370	823,937	119,460
Amounts from onshore subsidiaries to VIEs(2)	—	163,424	666,853	96,685
Cash flows from dividend payment among the entities
Dividend paid by WFOEs and onshore subsidiaries to offshore subsidiaries	649,551	681,427	1,430,000	207,331
Dividend paid by offshore subsidiaries to parent company	634,078	682,188	1,210,471	175,502
Cash flows from services transaction among the entities
Cash paid by WFOEs and onshore subsidiaries to the VIEs(3)	121,156	251,369	138,414	20,068
Cash paid by VIEs to onshore subsidiaries and WFOES(4)	231,420	587,771	316,357	45,868

Notes:

(1)
It represented temporary operating cash support, which was transferred among parent and offshore subsidiaries, including the proceeds in connection with our Hong Kong Offering in March 2021.
(2)
It represented temporary operating cash support, which was transferred among VIEs and onshore subsidiaries.
(3)
It mainly represented service fees paid by the WFOEs and other subsidiaries to the VIEs for information services.
(4)
It mainly represented service fees paid by VIEs to the WFOEs and other subsidiaries for technology consulting and service fees.

In the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred through our organization.

A.
Selected Financial Data

The following tables present the selected consolidated financial information for our company. Our selected consolidated statements of operations data presented below for the years ended December 31, 2020, 2021 and 2022 and our selected consolidated balance sheet data as of December 31, 2021 and 2022 have been derived from our consolidated financial statements, which are included in this annual report beginning on page F-1.

Our selected consolidated balance sheet data as of December 31, 2018, 2019 and 2020 and the selected consolidated statements of operations data for 2018 and 2019 presented below have been derived from our consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and the information under

“Item 5. Operating and Financial Review and Prospects” in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for number of shares and per share data)
Selected Consolidated Statements of Operations Data:
Net revenues	7,233,151	8,420,751	8,658,559	7,237,004	6,940,828	1,006,325
Cost of revenues(1)	(820,288)	(960,292)	(961,170)	(1,047,892)	(1,235,173)	(179,083)
Gross profit	6,412,863	7,460,459	7,697,389	6,189,112	5,705,655	827,242
Operating expenses
Sales and marketing expenses(1)	(2,435,236)	(3,093,345)	(3,246,507)	(2,759,905)	(2,866,206)	(415,561)
General and administrative expenses(1)	(314,846)	(317,967)	(381,843)	(543,799)	(502,340)	(72,832)
Product development expenses(1)	(1,135,247)	(1,291,054)	(1,364,227)	(1,398,037)	(1,417,094)	(205,459)
Total operating expenses	(3,885,329)	(4,702,366)	(4,992,577)	(4,701,741)	(4,785,640)	(693,852)
Other operating income, net	341,391	477,699	443,215	294,241	327,507	47,484
Operating profit	2,868,925	3,235,792	3,148,027	1,781,612	1,247,522	180,874
Interest and investment income, net(2)	347,794	464,529	392,160	395,245	565,090	81,931
Earnings/(loss) from equity method investments	24,702	685	(1,246)	301	(49,766)	(7,215)
Income before income taxes	3,241,421	3,701,006	3,538,941	2,177,158	1,762,846	255,590
Income tax expense	(377,890)	(500,361)	(260,945)	(34,006)	61,780	8,957
Net income	2,863,531	3,200,645	3,277,996	2,143,152	1,824,626	264,547
Net (income)/loss attributable to noncontrolling interests	7,484	(679)	(2,338)	105,633	30,548	4,429
Net income attributable to Autohome Inc.	2,871,015	3,199,966	3,275,658	2,248,785	1,855,174	268,976
Accretion of mezzanine equity.	—	—	—	(411,792)	(137,610)	(19,952)
Accretion attributable to noncontrolling interests.	—	—	—	311,573	89,612	12,993
Net income attributable to ordinary shareholders	2,871,015	3,199,966	3,275,658	2,148,566	1,807,176	262,017
Earnings per share for ordinary shares(3)
Basic	6.10	6.75	6.86	4.30	3.62	0.52
Diluted	6.02	6.69	6.83	4.29	3.62	0.52
Earnings per ADS attributable to ordinary shareholders (one ADS equals four ordinary shares)
Basic	24.40	26.99	27.44	17.19	14.48	2.10
Diluted	24.08	26.77	27.32	17.17	14.47	2.10
Weighted average number of shares used to compute earnings per share(4)
Ordinary shares:
Basic	470,687,884	474,328,384	477,467,268	499,861,764	499,160,564	499,160,564
Diluted	476,941,516	478,060,988	479,686,380	500,481,540	499,666,792	499,666,792
Dividend per share(5)	—	—	—	—

Notes:

(1)
Including share-based compensation expenses as follows:

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of share-based compensation expenses
Cost of revenues	16,112	15,508	21,372	23,142	8,608	1,248
Sales and marketing expenses	61,599	46,081	40,103	46,823	38,317	5,555
General and administrative expenses	55,992	62,884	55,868	48,803	53,209	7,715
Product development expenses	68,622	79,535	93,863	87,292	68,756	9,969
Total share-based compensation expenses	202,325	204,008	211,206	206,060	168,890	24,487

(2)
The Company corrected the amount of goodwill, retained earnings in equity, interest and investment income, net by revising the previously issued financial statements as of December 31, 2020 and 2021, and for the year ended December 31, 2020. The correction involved revising an understatement of loss from settlement of a pre-existing relationship in connection with the TTP acquisition in 2020 resulting in a RMB129.57 million decrease to interest and investment income, net in the consolidated statement of Comprehensive Income for the year ended December 31, 2020, a RMB129.57 million decrease to retained earnings in equity as of December 31, 2020 and 2021 and a corresponding decrease in goodwill as of December 31, 2020 and 2021.
(3)
Par value per share and the number of shares have been retrospectively adjusted for the share split and the ADS ratio change that were effective on February 5, 2021 as detailed in Note 2(a) of “Item 18. Financial Statements.”
(4)
Earnings per share for ordinary shares (diluted) for each year from 2018 to 2022 were computed after taking into account the dilutive effect of the shares underlying our employees’ share-based awards.
(5)
The special cash dividends declared in November 2017 to the holders of our ordinary shares of record as of the close of business on January 4, 2018 were paid in the amount of US$0.76 per share (inclusive of applicable fees payable to our depositary bank) on or about January 15, 2018. The cash dividends declared in February 2020 to the holders of our ordinary shares of record as of the close of business on April 15, 2020 were paid in the amount of US$0.77 per share (inclusive of applicable fees payable to our depositary bank) on or about April 22, 2020. The cash dividends declared in February 2021 to the holders of our ordinary shares of record as of the close of business on February 25,

2021 were paid in the amount of US$0.87 per ADS (inclusive of applicable fees payable to our depositary bank) on or about March 5, 2021. The cash dividends declared in February 2022 to holders of our ordinary shares of record as of the close of business on March 21, 2022 were paid in an amount of US$0.1325 per share (or US$0.53 per ADS) on March 31, 2022. The cash dividends declared in February 2023 to holders of our ordinary shares of record as of the close of business on March 31, 2023 were paid in an amount of US$0.145 per share (or US$0.58 per ADS) on March 31 or April 11, 2023. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents, restricted cash, current and short-term investments	10,061,458	12,795,110	14,629,398	20,822,623	22,090,066	3,202,758
Accounts receivable, net	2,795,835	3,231,486	3,124,197	2,139,471	1,927,699	279,490
Total current assets	13,141,317	16,358,382	18,364,080	23,325,718	24,424,931	3,541,282
Total assets(1) (2)	15,756,201	19,155,865	23,601,274	28,399,435	29,715,819	4,308,389
Deferred revenue	1,510,726	1,370,953	1,315,667	1,553,013	1,147,131	166,318
Total current liabilities	4,164,769	3,965,903	4,185,683	3,986,219	4,058,676	588,452
Total non-current liabilities	479,989	584,021	736,370	605,417	568,517	82,427
Total liabilities(1)	4,644,758	4,549,924	4,922,053	4,591,636	4,627,193	670,879
Mezzanine equity	—	—	1,056,237	1,468,029	1,605,639	232,796
Total Autohome Inc. shareholders’ equity(2)	11,135,278	14,629,097	17,496,163	22,624,848	23,888,842	3,463,557
Total equity(2)	11,111,443	14,605,941	17,622,984	22,339,770	23,482,987	3,404,714
Total liabilities, mezzanine equity and equity(2)	15,756,201	19,155,865	23,601,274	28,399,435	29,715,819	4,308,389

Note:

(1)
In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, Leases, or ASU 2016-02. Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. We adopted this guidance effective January 1, 2019 using the modified retrospective method, with the comparative information not being restated and continues to be reported under the accounting standards in effect for those periods. The most significant impact upon adoption was the recognition of right-of-use assets and lease liabilities for operating leases related to our office buildings and internet data center facilities. As of December 31, 2022, operating lease right-of-use assets (included in other non-current assets) of RMB115.1 million (US$16.7 million), operating lease liabilities, current (included in accrued expenses and other payables) of RMB59.8 million (US$8.7 million) and operating lease liabilities, non-current (included in other liabilities) of RMB50.6 million (US$7.3 million) were recognized on our consolidated balance sheet.
(2)
The Company corrected the amount of goodwill, retained earnings in equity, interest and investment income, net by revising the previously issued financial statements as of December 31, 2020 and 2021, and for the year ended December 31, 2020. The correction involved revising an understatement of loss from settlement of a pre-existing relationship in connection with the TTP acquisition in 2020 resulting in a RMB129.57 million decrease to interest and investment income, net in the consolidated statement of Comprehensive Income for the year ended December 31, 2020, a RMB129.57 million decrease to retained earnings in equity as of December 31, 2020 and 2021 and a corresponding decrease in goodwill as of December 31, 2020 and 2021.

Financial Information Related to the VIEs

The following table presents the condensed consolidating schedule of financial position for the VIEs and other entities as of the dates presented.

Selected Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2022
	Autohome Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net revenues:
-Third-party revenues	—	5,743,002	315,550	882,276	—	6,940,828
-Inter-company revenues (1)	—	5,456	831,890	160,272	(997,618)	—
Total Revenue	—	5,748,458	1,147,440	1,042,548	(997,618)	6,940,828
Total Cost and expense	(18,462)	(4,980,484)	(864,216)	(1,155,269)	997,618	(6,020,813)
Share of income of subsidiaries and VIEs(2):
-Share of income of subsidiaries	1,854,834	201,386	4,770	—	(2,060,990)	—
-Share of loss of VIEs	—	—	(85,283)	—	85,283	—
Others, Income/(loss)	18,802	805,666	746	17,617	—	842,831
Income before income taxes	1,855,174	1,775,026	203,457	(95,104)	(1,975,707)	1,762,846
Income tax expense	—	49,260	2,699	9,821	—	61,780
Net income/(loss)	1,855,174	1,824,286	206,156	(85,283)	(1,975,707)	1,824,626
Net loss/(income) attributable to noncontrolling interests	—	30,548				30,548
Net income/(loss) attributable to Autohome Inc.	1,855,174	1,854,834	206,156	(85,283)	(1,975,707)	1,855,174

Note:

(1)
It represents the elimination of the intercompany service charge at the consolidation level.
(2)
It represents the elimination of incurrence of income/(loss) by parent company and its subsidiaries for, or the receipt of economic benefits by parent company and its subsidiaries from, their respective subsidiaries and the VIEs.

	For the Year Ended December 31, 2021
	Autohome Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net revenues:
-Third-party revenues	—	6,081,662	206,822	948,520	—	7,237,004
-Inter-company revenues (1)	—	18,446	1,085,139	131,524	(1,235,109)	—
Total Revenue	—	6,100,108	1,291,961	1,080,044	(1,235,109)	7,237,004
Total Cost and expense	(36,007)	(4,671,667)	(1,100,250)	(1,176,818)	1,235,109	(5,749,633)
Share of income of subsidiaries and VIEs(2):
-Share of income of subsidiaries	2,326,018	130,868	26,825	—	(2,483,711)	—
-Share of loss of VIEs	—	—	(89,397)	—	89,397	—
Others, Income/(loss)	(41,226)	725,283	3,869	1,861	—	689,787
Income before income taxes	2,248,785	2,284,592	133,008	(94,913)	(2,394,314)	2,177,158
Income tax (expense)/benefit	—	(64,207)	24,685	5,516	—	(34,006)
Net income/(loss)	2,248,785	2,220,385	157,693	(89,397)	(2,394,314)	2,143,152
Net loss/(income) attributable to noncontrolling interests	—	105,633	—	—	—	105,633
Net income/(loss) attributable to Autohome Inc.	2,248,785	2,326,018	157,693	(89,397)	(2,394,314)	2,248,785

Note:

(1)
It represents the elimination of the intercompany service charge at the consolidation level.
(2)
It represents the elimination of incurrence of income/(loss) by parent company and its subsidiaries for, or the receipt of economic benefits by parent company and its subsidiaries from, their respective subsidiaries and the VIEs.

	For the Year Ended December 31, 2020
	Autohome Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net revenues:
-Third-party revenues	—	7,642,110	315,841	700,608	—	8,658,559
-Inter-company revenues(1)	—	10,623	900,900	173,299	(1,084,822)	—
Total Revenue	—	7,652,733	1,216,741	873,907	(1,084,822)	8,658,559
Total Cost and expense	(21,109)	(5,252,144)	(887,750)	(877,566)	1,084,822	(5,953,747)
Share of income of subsidiaries and VIEs(2):
-Share of income of subsidiaries	3,361,422	482,106	9,172	—	(3,852,700)	—
-Share of income of VIEs	—	—	23,342	—	(23,342)	—
Others, Income/(loss)(3)	(64,655)	752,063	131,438	15,283	—	834,129
Income before income taxes	3,275,658	3,634,758	492,943	11,624	(3,876,042)	3,538,941
Income tax (expense)/benefit	—	(270,998)	(1,665)	11,718	—	(260,945)
Net income/(loss)	3,275,658	3,363,760	491,278	23,342	(3,876,042)	3,277,996
Net loss/(income) attributable to noncontrolling interests	—	(2,338)	—	—	—	(2,338)
Net income attributable to Autohome Inc.	3,275,658	3,361,422	491,278	23,342	(3,876,042)	3,275,658

Notes:

(1)
It represents the elimination of the intercompany service charge at the consolidation level.
(2)
It represents the elimination of incurrence of income/(loss) by parent company and its subsidiaries for, or the receipt of economic benefits by parent company and its subsidiaries from, their respective subsidiaries and the VIEs.
(3)
The Company corrected the amount of goodwill, retained earnings in equity, interest and investment income, net by revising the previously issued financial statements as of December 31, 2021, and for the year ended December 31, 2020. The correction involved revising an understatement of loss from settlement of a pre-existing relationship in connection with the TTP acquisition in 2020 resulting in a RMB129.57 million decrease to interest and investment income, net in the consolidated statement of Comprehensive Income for the year ended December 31, 2020, a RMB129.57 million decrease to retained earnings in equity as of December 31, 2021 and a corresponding decrease in goodwill as of December 31, 2021.
Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2022
	Autohome Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash and cash equivalents, restricted cash and short-term investments	1,267,174	18,180,625	2,322,350	319,917	—	22,090,066
Amounts due from Group companies	3,413,603	1,773,135	576,346	333,174	(6,096,258)	—
Other current assets	12,918	2,175,054	54,927	91,966	—	2,334,865
Total current assets	4,693,695	22,128,814	2,953,623	745,057	(6,096,258)	24,424,931
Investment in subsidiaries and VIEs
-Investment in subsidiaries(1)	19,214,273	2,280,661	400,571	—	(21,895,505)	—
-Investment in VIE(1)	—	—	1,610,343	—	(1,610,343)	—
Other non-current assets	—	3,352,420	100,757	1,837,711	—	5,290,888
Total non-current assets	19,214,273	5,633,081	2,111,671	1,837,711	(23,505,848)	5,290,888
Total assets	23,907,968	27,761,895	5,065,294	2,582,768	(29,602,106)	29,715,819
Accrued expenses and other payables	17,355	2,057,770	238,415	250,837	—	2,564,377
Advance from customers	—	30,806	91	65,150	—	96,047
Deferred revenue	—	1,091,727	19,305	36,099	—	1,147,131
Income tax payable	—	220,791	27,486	2,844	—	251,121
Amounts due to Group companies	1,771	3,863,942	1,661,511	569,034	(6,096,258)	—
Total current liabilities	19,126	7,265,036	1,946,808	923,964	(6,096,258)	4,058,676
Total non-current liabilities	—	82,802	437,254	48,461	—	568,517
Total liabilities	19,126	7,347,838	2,384,062	972,425	(6,096,258)	4,627,193
Mezzanine equity:	—	1,605,639	—	—	—	1,605,639
Total Autohome Inc. shareholders’ equity	23,888,842	19,214,273	2,681,232	1,610,343	(23,505,848)	23,888,842
Noncontrolling interests	—	(405,855)	—	—	—	(405,855)
Total shareholders’ equity	23,888,842	18,808,418	2,681,232	1,610,343	(23,505,848)	23,482,987
Total liabilities, mezzanine equity and equity	23,907,968	27,761,895	5,065,294	2,582,768	(29,602,106)	29,715,819

Notes:

(1)
It represents the elimination of the equity investment in subsidiaries and VIEs by parent company, other subsidiaries, and primary beneficiary of VIEs.

	As of December 31, 2021
	Autohome Inc.	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash and cash equivalents, restricted cash and short- term investments	320,639	16,968,899	3,074,976	458,109	—	20,822,623
Amounts due from Group companies	3,862,063	2,295,176	1,156,827	183,335	(7,497,401)	—
Other current assets	7,117	2,342,777	58,677	94,524	—	2,503,095
Total current assets	4,189,819	21,606,852	4,290,480	735,968	(7,497,401)	23,325,718
Investment in subsidiaries and VIEs
-Investment in subsidiaries(1)	18,477,331	3,009,373	395,800	—	(21,882,504)	—
-Investment in VIE(1)	—	—	1,697,324	—	(1,697,324)	—
Other non-current assets(2)	—	3,006,415	144,454	1,922,848	—	5,073,716
Total non-current assets	18,477,331	6,015,788	2,237,578	1,922,848	(23,579,828)	5,073,716
Total assets	22,667,150	27,622,640	6,528,058	2,658,816	(31,077,229)	28,399,434
Amounts due to Group companies	22,740	4,713,764	2,235,914	524,983	(7,497,401)	—
Accrued expenses and other payables	19,562	1,529,808	271,463	255,661	—	2,076,494
Advance from customers	—	34,610	61	88,699	—	123,370
Deferred revenue	—	1,495,984	25,544	31,485	—	1,553,013
Income tax payable	—	115,154	118,188	—	—	233,342
Total current liabilities	42,302	7,889,320	2,651,170	900,828	(7,497,401)	3,986,219
Total non-current liabilities	—	73,038	471,715	60,664	—	605,417
Total liabilities	42,302	7,962,358	3,122,885	961,492	(7,497,401)	4,591,636
Mezzanine equity	—	1,468,029	—	—	—	1,468,029
Total Autohome Inc. shareholders’ equity	22,624,848	18,477,331	3,405,173	1,697,324	(23,579,828)	22,624,848
Noncontrolling interests	—	(285,078)	—	—	—	(285,078)
Total shareholders’ equity	22,624,848	18,192,253	3,405,173	1,697,324	(23,579,828)	22,339,770
Total liabilities, mezzanine equity and equity	22,667,150	27,622,640	6,528,058	2,658,816	(31,077,229)	28,399,435

Notes:

(1)
It represents the elimination of the equity investment in subsidiaries and VIEs by parent company, other subsidiaries, and primary beneficiary of VIEs.
(2)
The Company corrected the amount of goodwill, retained earnings in equity, interest and investment income, net by revising the previously issued financial statements as of December 31, 2021, and for the year ended December 31, 2020. The correction involved revising an understatement of loss from settlement of a pre-existing relationship in connection with the TTP acquisition in 2020 resulting in a RMB129.57 million decrease to interest and investment income, net in the consolidated statement of Comprehensive Income for the year ended December 31, 2020, a RMB129.57 million decrease to retained earnings in equity as of December 31, 2021 and a corresponding decrease in goodwill as of December 31, 2021.

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2022
	Parent Only	Other Equity Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in)/provided by operating activities	19,118	2,405,168	121,500	19,289	—	2,565,075
Net cash (used in)/provided by investing activities	763,328	(3,376,954)	(326,046)	(812,606)	642,861	(3,109,417)
Net cash (used in)/provided by financing activities	(1,140,065)	(191,728)	167,736	666,853	(642,861)	(1,140,065)

	For the Year Ended December 31, 2021
	Parent Only	Other Equity Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(10,770)	2,852,900	269,838	411,966	—	3,523,934
Net cash (used in)/provided by investing activities	(2,841,291)	(4,681,424)	173,535	(386,343)	3,922,510	(3,813,013)
Net cash (used in)/provided by financing activities	2,898,296	3,886,326	(127,240)	163,424	(3,922,510)	2,898,296

	For the Year Ended December 31, 2020
	Parent Only	Other Equity Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(1,188)	1,481,771	1,821,901	23,147	—	3,325,631
Net cash (used in)/provided by investing activities	532,293	(727,798)	(1,801,299)	193,190	(1,181,844)	(2,985,458)
Net cash (used in)/provided by financing activities	(546,967)	(532,293)	(649,551)	—	1,181,844	(546,967)

B.
Capitalization and Indebtedness

Not applicable.

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

Summary of Risks Factors

An investment in our ADSs or ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. All the operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. These risks are discussed more fully in "Item 3. Key Information—D. Risk Factors."

Risks Related to Our Business and Industry

•
We are dependent on mainland China’s automotive industry for substantially all of our revenues and future growth, the prospects of which are subject to many uncertainties, including government regulations and policies and health epidemics.
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

Risks Related to Our Corporate Structure

•
We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in mainland China primarily through our subsidiaries and VIEs, with which we have maintained contractual arrangements. Investors in our ordinary shares and ADSs thus are not purchasing equity interest in the VIEs in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our services in mainland China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and we may face significant disruption to our business operations. Our holding company, VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The mainland China regulatory authorities could disallow the variable interest entities structure, which would likely result in a material adverse change in our operations, and our ordinary shares or our ADSs may decline significantly in value.
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

Risks Related to Doing Business in Mainland China

•
The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and/or ordinary shares.
•
Changes in mainland China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

•
Uncertainties with respect to the PRC legal system could adversely affect us.
•
Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.
•
We may be adversely affected by the complexity, uncertainties and changes in the regulation of internet business and companies in mainland China.
•
The approval of and filing with the CSRC or other PRC government authorities may be required if we were to conduct offshore offerings in the future, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.
•
Our ADSs may be delisted and prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our ADSs and Ordinary Shares

•
The trading price of our ADSs and/or ordinary shares has been and is likely to continue to be, volatile, which could result in substantial losses to holders of our ADSs and/or ordinary shares.
•
We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2022, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.
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

Risks Related to Our Business and Industry

We are dependent on mainland China’s automotive industry for substantially all of our revenues and future growth, the prospects of which are subject to many uncertainties, including government regulations and policies and health epidemics.

We rely on mainland China’s automotive industry for substantially all of our revenues and future growth. We have greatly benefited from the growth of mainland China’s automotive industry historically. However, this industry has experienced fluctuations in its development. In July 2018, mainland China’s automotive industry experienced negative growth for the first time in the past 28 years and new passenger vehicle purchases in mainland China declined for the whole year of 2018, 2019 and 2020. Although mainland China’s automotive industry turned into positive growth in the year of 2021 and 2022, we cannot predict how this industry will develop in the future, as it could be affected by complex factors, including general economic conditions in mainland China, the urbanization rate of mainland China’s population, the growth of disposable household income, the costs of new automobiles, the trade barriers and tensions and other governmental protectionist measures, as well as taxes and incentives related to automobile purchases, among other things. Specifically, tariffs or a global trade war could increase the cost of imported automobiles, which could negatively impact the demand for automobiles and adversely impact our business. In addition, governmental policies-including restrictions by major cities on new passenger vehicle plate issuance, increasingly stringent emission standards, adjustment of purchase tax and termination of subsidies may have a considerable impact on the growth of the automotive industry in mainland China.

The automotive industry in mainland China was negatively impacted as well by the outbreak of COVID-19, during which automobile production and the number of purchasers declined due to precautionary government-imposed closures of certain travel and business, the government’s order to delay resumption of service and mass production and the related quarantine measures. The containment efforts led by the government also caused delay in the near-term marketing demand of our automaker and dealer customers. While substantially all of the restrictions on movement within mainland China had been relaxed as of the date of this annual report, there is great uncertainty as to the future development of the COVID-19 outbreak and its impact on the automotive industry.

Such regulatory developments, health epidemics as well as other uncertainties, may adversely affect the growth prospects of mainland China’s automotive industry, and in turn reduce demand for automobiles. If automakers and automobile dealers were to reduce their marketing expenditures as a result, our business, financial condition and results of operations could be materially and adversely affected.

We face significant competition, and if we fail to compete effectively, we may lose market share and our business, prospects and results of operations may be materially and adversely affected.

The markets for our services are highly competitive. With respect to our auto media and leads generation businesses, we face competition from China’s automotive vertical websites and mobile applications, such as BitAuto, Dongchedi, Xcar and PCauto, from the automotive channels of major internet portals, such as Sina and Sohu, and from companies engaged in mobile social media, news, video and live-streaming applications. We may also face competition from online automobile transaction platforms, such as Uxin, Guazi and Renrenche as we develop our used car transaction business. Our auto finance business faces competition from other auto finance companies, such as Yixin and Souche. In addition, we also face competition from companies engaged in social media business, such as ByteDance and Tencent, companies engaged in data product offering, such as Bitauto and Dongchedi, and companies engaged in AI and big data technologies. We may also face competition from mobile applications of automakers as some automakers explore to connect with users directly. Competition with these and other websites and mobile applications is primarily centered on increasing user reach, user engagement and brand recognition, building relationships with the suppliers, and attracting and retaining customers, among other factors.

Some of our competitors or potential competitors have longer operating histories and may have greater financial, management, technological, sales, marketing and other resources than we do. They may use their experience and resources to compete with us in a variety of ways, including by competing more heavily for users and customers, investing more heavily in marketing, traffic acquisition and research and development, and making more acquisitions. Some of our competitors have entered or may enter into business cooperation agreements with search engines, which may impact our ability to obtain additional user traffic from the same sources. Our competitors may be acquired and consolidated by, or cooperate with, industry conglomerates who are able to further invest with significant resources into our operating space. We cannot assure you that any such large internet business or other popular technology companies will not in the future focus on the automotive sector. If we are unable to compete effectively and at a reasonable cost against our existing and future competitors, our business, prospects and results of operations could be materially and adversely affected.

For our media business, we also face competition from traditional advertising media, such as newspapers, magazines, television, radio and outdoor media. Advertisers in China generally allocate certain portion of their marketing budgets to traditional advertising media. If we cannot effectively compete with traditional media for the marketing budgets of our existing and potential customers, our results of operations and growth prospects could be adversely affected. For our online marketplace business, as online automobile transaction is a relatively new business model and consumers in China might be accustomed to make automobile purchases offline, we cannot guarantee that the automobile consumers in China will accept such business model.

Beginning in 2019, we expanded our business to the European market and established two subsidiaries in the UK and Germany. These subsidiaries have not generated significant revenues as of December 31, 2022 and are scaling back their operations due to the macroenvironmental changes and the evolution of our strategies. However, if we maintain our business overseas or decide to expand our global footprint in the future, we will face competition from local automotive vertical websites and mobile applications and online automobile transaction platforms, which may have more experience in the local markets and have relatively more established user bases. We cannot guarantee that we will be able to compete effectively for talents, users or customers. We may also incur additional expenses in our overseas acquisitions and subsequent marketing and other spending to acquire new customers. If we cannot maintain customer recognition and trust in us and successfully attract and retain sufficient users on our overseas platform, our results of operations and growth prospects could be adversely affected.

We may not be able to maintain our current level of growth or ensure the success of our expansion and new business initiatives.

Our historical growth rates may not be indicative of our future growth, and we may not be able to generate similar growth rates in the future. Our revenue or profit growth may slow down, or our revenues or profits may decline for possible reasons, including increased costs and operating expenses, increasing competition, slow growth of our business development, failure in new business initiative exploration, emergence of alternative business models, adjustment of our certain business operations, and changes in government policies or general economic conditions. We cannot assure you that we will grow at the same rate as we had in the past.

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

We may be required to further increase our research and development expenses in order to enhance our technology capabilities, such as artificial intelligence technologies, big data technologies and cloud technologies, to support any such expansion and our efforts may not be effective. Our new business initiatives may also expose us to new regulatory risks, which could be different from what we have experienced before and may increase our compliance costs. Lack of experience in handling these new risks and managing the related costs may result in failure to generate the expected results of operations and prospects, and may subject us to substantial liabilities, which could harm our reputation and business operations.

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

In addition, one element of our growth strategy is to expand our services to customers. As a result, we have added additional services in the past few years. To serve our dealer customers, we had local sales and service representatives covering 58 cities across mainland China as of December 31, 2022. We intend to increase our penetration in existing dealer advertising and subscription services markets. We have implemented business strategies to further monetize our large dealer network by enlarging the offering of products and services with new technologies on our dealer digital platform, increasing the average spending of our existing dealer subscribers and upselling our dealership packages for our leads generation services. In order to increase the average spending of our existing dealer subscribers, we keep close communications and negotiations with relevant parties such as dealers, dealer groups and automakers. However, we may not succeed in making our customers sufficiently aware of existing and future services or in creating customer acceptance of these services at the prices we would like to charge, and we cannot guarantee that our pricing strategy and measures will always be agreed and accepted by any and all of our customers. We may not be able to achieve the market acceptance of our products and services as we expect and thus may fail to achieve an increase from our “share of wallet” approach. Our existing customers may even terminate their cooperation with us if they are not satisfied with our pricing strategy or measures, which may subject us to negative publicity and adversely impact our business. The decline in the auto market may result in our dealer customers’ cancelation of subscription services from us or even discontinuance of operations, which would directly impact our number of dealer customers. Also, we may not identify trends correctly, or may not be able to bring new services to market as quickly, effectively or price-competitively as our competitors. New services may alienate existing customers or cause us to lose business to our competitors. If the number of our dealer customers decreases, we might not be able to generate sufficient revenues to cover our increased costs and expenses. As a result, our business and results of operations may be materially and adversely affected.

Our ability to attract and retain users and customers may also be impacted by the sales and marketing approach taken by automakers. For example, our potential users may be diverted to automakers of new energy vehicles that are pushing for direct sale model. While certain other automakers of new energy vehicles are conducting advertising and marketing through direct engagement with consumers in addition to advertising placements on internet platforms like us, and we are actively exploring new business initiatives in relation to the new energy vehicles, such as launching our first offline experience store – Autohome Energy Space – in Shanghai in September 2022, providing users with a one-stop car selecting and purchasing experience; there remain uncertainties that a portion, if not all, of our users or potential users who are interested in new energy vehicles direct sale model may be diverted to these automakers. In addition, our products and services under current business model may not be able to meet the needs of the continuous development of the new energy industry. Although we offer diversified products and services and look for new avenues to capture the opportunities brought by this trend, we cannot assure you that our products and services will gain wide acceptance from automakers. Any of these occurrences could adversely affect our results of operations, financial condition and business prospects.

Our business depends on strong brand recognition, and failure to maintain or enhance our brands could adversely affect our business and prospects.

Maintaining and enhancing our “Autohome,” “Che168” and “TTP” brands is critical to our business and prospects. We believe that brand recognition will become increasingly important as the number of internet users in China grows and competition in our industry intensifies. A number of factors could prevent us from successfully promoting our brands, including user dissatisfaction with the content offered on our websites or mobile applications, negative publicity involving our business, our management, our brand spokespersons, our relationship with our partners and customers, the failure of our sales and marketing activities, employee relationship and welfare, regulatory compliance and financial conditions. If we fail to maintain and enhance our brands, or if we incur excessive expenses in this effort, our business, results of operations and financial condition might be materially and adversely affected.

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

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, or if we are accused of failing to comply with such laws and regulations, we could be subject to penalties, including fines, suspension of business, websites or applications, and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Regulatory authorities in mainland China have enhanced data protection and cybersecurity regulatory requirements, many of which are subject to change and uncertain interpretation. These laws continue to develop, and the PRC government may adopt further rules, restrictions and clarifications in the future. On March 10, 2023, the NPC adopted the institutional reform plan of the State Council, or the “Institutional Reform Plan (2023)”. Pursuant to Institutional Reform Plan (2023), the State Bureau for Data shall be established, aiming to be responsible for coordinating and promoting the development of data infrastructure of the State and to undertake some tasks related data infrastructure which was originally undertaken by CAC and NDRC. Moreover, different PRC regulatory bodies, including the SCNPC, the MIIT, the CAC, The Ministry of Public Security and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet Privacy and Data Security.” The following are non-exhaustive examples of certain recent PRC regulatory activities in this area:

Cybersecurity

•
The Cyber Security Law of the PRC, or the PRC Cyber Security Law, which became effective in June 2017, created China’s first national-level data protection framework for “network operators”, which requires, among other things, that network operators take security measures to protect the network from interference, damage and unauthorized access and to prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, expressly notify the purpose, methods and scope of such collection and use, and obtain the consent of the person whose personal information is to be collected. Substantial financial, managerial and human resources are required to comply with such legal requirements, enhance information security and address any issues caused by security failures. Even if our security measures are sufficient and in compliance, we nonetheless face the risk of security breaches or similar disruptions.

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

Data Security

•
In June 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. A series of regulations, guidelines and other measures have been and are expected to be adopted to implement the requirements created by the PRC Data Security Law. For example, in July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, a “critical information infrastructure” is defined as key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators purchasing network products and services and internet platform operators carrying out data processing activities, in a manner which affects or may affect national security, are subject to cybersecurity review. The Cybersecurity Review Measures further provides that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, we have not been informed that we are a “critical information infrastructure operator” by any government authority. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed a “critical information infrastructure operator” under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to those with which we are currently obligated to comply.
•
In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations on Network Data Security. The Draft Regulations on Network Data Security define “data processors” as individuals or organizations that can autonomously determine the purpose and the manner of data processing. In accordance with the Draft Regulations on Network Data Security, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) seeking for listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security” under the Draft Regulations on Network Data Security. In addition, the Draft Regulations on Network Data Security requires that data processors that process “important data” or which seeks for listing overseas must conduct an annual data security self-assessment or third party assessment, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations on Network Data Security were released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

•
The Guideline on Anti-monopoly of Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits unnecessary collection of user information through coercive means by online platform operators.
•
In August 2021, the SCNPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law further strengthened requirements on personal information protection, enhanced the punishment for illegal processing of personal information and consolidated various previously promulgated rules with respect to personal information rights and privacy protection. We update our compliance practices and privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, certain evolving personal information protection requirements remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make adjustments to our business practices to comply with the personal information protection laws and regulations.

Furthermore, the PRC government authorities have taken steps to limit the method and manner that internet companies may apply when using algorithms. For instance, on December 31, 2021, the CAC, the MIIT, the Ministry of Public Security, and the SAMR jointly promulgated the Administrative Provisions on Algorithm Recommendation in Internet Information Services, which came into effect on March 1, 2022. The Administrative Provisions on Algorithm Recommendation in Internet Information Services implements classification and hierarchical management for algorithm recommendation service providers based on various criteria. Under the Administrative Provisions on Algorithm Recommendation in Internet Information Services, algorithm recommendation service providers shall inform users in a conspicuous manner that algorithm is used in service recommendations, inform users of the basic principles, purpose and intentions, and inform users in an appropriate manner of the main operating mechanisms for the algorithm recommendation services. Under the Administrative Provisions on Algorithm Recommendation in Internet Information Services, algorithm recommendation service providers selling goods or providing services to consumers shall (i) protect consumers’ rights of fair trade, and (ii) be prohibited from applying differential treatments to consumers with respect to transaction terms and conditions in an unreasonable manner based on consumers’ preferences, purchasing habits and such other characteristics. In addition, on June 24, 2022, the SCNPC released the final version of the revised Anti-Monopoly Law, which came into effect on August 1, 2022. The revised Anti-Monopoly Law provides, among others, that business operators shall not abuse, among others, algorithms, to exclude or limit competition, and makes several major changes and additions, including prohibiting the use of certain technology to engage in anti-competitive behavior and raising the maximum fines for violations. As of the date of this annual report, we have not applied any algorithms-driven discriminatory treatment towards users. In addition, we have also provided an option for our users to deactivate the algorithm-driven recommendations. However, we cannot assure you that our algorithm recommendation functions are or will continue to be in compliance in all respects with the evolving rules in the area of the algorithm-based recommendations. We will closely monitor the regulatory development and adjust our business operations from time to time to comply with the regulations over algorithm-based recommendation. If our algorithm recommendation functions were to be required to adjust in a manner that is adverse to our business in accordance with applicable rules, our ability to enhance the quality of content offering on our platform and deepen user engagement may be adversely affected.

Many of the data and data privacy-related laws and regulations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are or may become subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations on Network Data Security, if any, at this stage, and we will closely monitor and assess any developments in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations on Network Data Security mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been requested or notified by the CAC to conduct any cybersecurity review.

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

A limited number of automaker customers have accounted for, and are expected to continue to account for, a large portion of our revenues. In 2020, 2021 and 2022, 92, 91, and 100 automakers operating in mainland China used our media services, respectively. These automakers include independent Chinese automakers, joint ventures between Chinese and international automakers and international automakers that sell cars made outside of mainland China. In 2022, our top five automaker customers contributed 26.4% of our media services revenues. We believe that our major future revenue growth will be focused on deepening our existing commercial relationships with automakers to increase our share of each automaker’s budget. We cannot assure you that our automaker customers will continue to be satisfied with our cooperation model and strategy as well as our services, or our relationships with any of these automaker customers will continue in the future. Failure to provide deliverables satisfactory to our automaker customers or failure to reach a mutually amicable agreement with our automaker customers on the collection of payable fees may adversely impact our relationships with our automaker customers, which would have a negative impact on our reputation and results of operations. If we lose one or more of our important automaker customers, or if they materially reduce their purchase of our services, our results of operations would be materially and adversely affected.

We typically extend credit terms to automaker customers, which is relatively longer than other customers. We face risk of being unable to collect all the accounts receivable from automaker customers in light of fluctuations in mainland China’s domestic automotive market. If we fail to collect accounts receivable from automakers in a timely manner, or at all, our business, results of operations and financial conditions may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to credit risk in collecting the accounts receivable due from our customers.”

Due to the limited number of automakers operating in mainland China, which is exacerbated by the increasing competition and concentration of automakers in mainland China, and our revenue concentration attributable to a small number of these companies, any of the following events, among others, may cause a material decline in our revenue and materially and adversely affect our results of operations and prospects:

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

We may not be able to successfully grow our used automobile-related business. Although the used automobile market in China is growing due to the increased number of consumer-owned automobiles, there is still significant uncertainty regarding the extent to which our used automobile-related business may benefit from such growth. We may not be able to source sufficient used automobiles or attract a broad user base to our che168.com and ttpai.cn website and mobile application or be successful compared to our competitors. Even if we are able to do so, we may not be able to establish a business model that allows us to effectively monetize the user traffic. We may not be able to successfully facilitate used car transactions and our services might not be satisfactory to the used car buyers or sellers. Additionally, customers may not respond well to our new business initiatives as we expect. In such cases, we may suffer negative publicity and evolving regulatory risks, we may not be able to achieve our expected business growth and our results of operations and reputation may be adversely affected.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred expenses on a variety of marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products and services. Our marketing and promotional activities may not be well received by customers and may not result in the level of sales of products and services that we anticipate. We incurred RMB3,246.5 million, RMB2,759.9 million and RMB2,866.2 million (US$415.6 million) in sales and marketing expenses in 2020, 2021 and 2022, respectively, representing 37.5%, 38.1% and 41.3%, respectively, of total net revenues in the corresponding years. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. We conducted various sales and marketing initiatives to promote our brands through websites, search engines, mobile platforms, navigation sites and traditional media channels, for example, the annual “Singles’ Day” event, the “AR Auto Show” event and TV ad broadcast on China Central Television. We also conducted various offline promotional activities and cooperated with brands and dealers for promotions in target regions. In August 2019, we launched the 818 Super Auto Show, the first auto-themed gala in mainland China that created an innovative integration of online and offline promotion elements, which attracted a large number of automakers, dealers and potential auto consumers to participate and further promoted Autohome’s brand awareness to a much wider user base. As of the date of this annual report, we had held the show for four consecutive years. In addition, we engaged celebrities, primarily athletes, as our brand spokespersons to further promote our brand and stimulate user interest in our platform. We may not be able to continue or conduct these activities efficiently, and our marketing activities may not yield satisfactory results. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could impact our net revenues and profitability.

Our auto insurance brokerage businesses are highly regulated. Non-compliance with applicable laws, regulations and regulatory requirements or failure to respond to legal and regulatory changes may adversely affect our business and prospects.

We have obtained the relevant license to conduct auto insurance brokerage businesses from the China Banking and Insurance Regulatory Commission, or the CBIRC, and such businesses generated an insignificant amount of revenue for us in the three years ended December 31, 2020, 2021 and 2022. The insurance industry in mainland China is highly regulated, and the regulatory regime continues to evolve. The CBIRC has extensive authority to supervise and regulate the insurance industry in mainland China. The CBIRC conducts various reviews and inspections on insurance brokerage business operations from time to time, which could cover a broad range of aspects, including financial reporting, tax reporting, internal control and compliance with applicable laws, rules and regulations. On March 10, 2023, the NPC adopted the Institutional Reform Plan (2023), a significant institutional reform is that CBIRC will be revoked, and the State Bureau of Financial Regulation and Supervision will be established instead. If any non-compliance incidents in our insurance brokerage business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, and would be subject to regulatory actions including penalties, warnings, suspension of operations, revocation of licenses, tax, civil, administrative and criminal liabilities, any one or a combination of which would have negative impacts on our reputation, businesses, results of operations and financial conditions.

Furthermore, mainland China’s insurance regulatory regime is undergoing significant changes. Development of regulations applicable to online insurance business or our auto insurance brokerage business may result in additional restrictions on its business operations or more intensive competition in this industry. We might be required to spend time and resources in order to comply with any material changes in the regulatory environment, which could trigger changes to the competitive landscape and we may lose some or all of our competitive advantages on our auto insurance business during this process. The attention of our management team could be diverted to these efforts to cope with an evolving regulatory or competitive environment. Meanwhile, staying compliant with the restriction may result in limitation to our insurance brokerage business and limitation to its product and service offerings, which may reduce the attraction to clients. As a result, our business and results of operations might be negatively affected though insurance brokerage business currently does not contribute a material amount of revenue for us.

Goodwill and intangible assets impairment could adversely affect our results of operations and financial condition.

We recorded goodwill of RMB3,941.8 million, RMB3,941.8 million and RMB3,941.8 million (US$571.5 million) as of December 31, 2020, 2021 and 2022, respectively, in connection with the acquisition of Cheerbright International Holdings Limited, or Cheerbright, China Topside Co., Ltd. and Norstar Advertising Media Holdings Co., Ltd. in June 2008 and the acquisition of TTP, in December 2020. In addition, we recorded intangible assets of RMB278.5 million (US$40.4 million) as of December 31, 2022, primarily consisting of technologies, trademarks, customer relationship and database from the acquisition of TTP. We do not amortize goodwill. We have and will continue to incur amortization expenses as we amortize intangible assets over their estimated useful life on a straight-line basis. We undertake goodwill and intangible assets impairment reviews periodically or more frequently if there are indicators of impairment present. As of December 31, 2020, 2021 and 2022, we performed an impairment assessment and no provisions of goodwill and intangible assets were required. However, if in the future our goodwill or intangible assets is determined to be impaired, we would be required to write down the carrying value or record a provision of impairment loss for goodwill or intangible assets in our financial statements during the period in which our goodwill or intangible assets is determined to be impaired, and this impairment would adversely affect our results of operations and our financial condition.

We may be adversely affected by the mergers, acquisitions and other consolidation activities in the automobile industry which may exacerbate our customer concentration.

The potential mergers, acquisitions and other consolidation activities in mainland China’s automobile industry will result in a lower number of automakers and dealers, which make up a major part of our customer base. We are already subject to risks related to customer concentration. See “—A limited number of automaker customers have accounted for, and are expected to continue to account for, a large portion of our revenues. Failure to maintain or to increase revenues from these customers could harm our prospects.” Further consolidation within the automobile industry could exacerbate our customer concentration. If we fail to maintain a good relationship with a large customer, our business, results of operations and financial condition could be harmed.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to adapt to or comply with the evolving expectations and standards on environmental, social and governance matters from investors and the PRC government may adversely affect our business, financial condition and results of operation.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. We described our concepts, specific practices and key achievements in ESG matters in our 2022 ESG report, which is accessible via hyperlink in our press release furnished to the SEC as Exhibit 99.1 to our Form 6-K (File No. 001-36222) on March 9, 2023. See “Item 4. Information on the Company—B. Business Overview—Environmental, Social and Governance Initiatives” for more information regarding our ESG report. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs and/or ordinary shares could be materially and adversely effected.

Our business is subject to fluctuations, including seasonality, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly revenues and other operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are beyond our control. Our business experiences seasonal variations in association with the demand for automobiles in mainland China. For example, the first quarter of each year generally contributes the lowest portion of our annual net revenues primarily due to a slowdown in business activity around and during the Chinese New Year holiday, which occurs during the period. Consequently, our results of operations may fluctuate from quarter to quarter. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our historical results as an indication of our future performance. As each of our business lines may have different seasonality factors and the mix of our revenue source may shift from year to year, our past performance may not be indicative of future trends.

In addition, because a portion of our revenues arising from our media services is attributable to new model promotion campaigns, the timing and the number of new car releases of our major automaker advertisers can have a significant impact on our results of operations. The timing and the number of such releases, however, is subject to uncertainty due to various factors, such as automakers’ design or manufacturing issues, marketing conditions and government incentives or restrictions. These factors may make our results of operations difficult to predict and cause our quarterly results of operations to fall short of expectations.

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

In addition, we have been relying on third-party advertising agencies for the collection of payment from advertisers and we have been relying on a few advertising agencies to collect a significant portion of our total account receivables. As a result, the financial soundness of advertising agencies may affect our collection of accounts receivable. We make a credit assessment of a potential advertising agency to evaluate the collectability of the advertising service fees before entering into an advertising contract. However, we cannot assure you that we will be able to accurately assess the creditworthiness of each advertising agency, and any failure of advertising agencies to pay us in a timely manner may adversely affect our liquidity and cash flows. Amid the fluctuations in new automobile purchases in mainland China, certain automakers operating in mainland China have suffered declining performance or financial difficulties. As a result, advertising agencies that represent the automakers and automobile dealers may encounter financial and operational difficulties, or even go out of businesses. This in turn causes us to suffer from longer accounts receivable turnover days, allowance for expected credit losses. Initiating legal proceedings against such advertising agencies can be expensive and time-consuming, and could divert our management’s attention and other resources from our business operations, which could adversely affect our results of operations. Even if we receive a favorable judgment in such legal proceedings, it may still be challenging and uncertain for us to collect the outstanding payments promptly and in full from the advertising agencies if they are experiencing financial difficulties or even go bankrupt. Moreover, even if we are able to enforce our rights against any collaterals other than cash for the outstanding payments, it may still be challenging and uncertain for us to effectively liquidate such collaterals.

If online advertising and promotion do not continue to grow in mainland China, our ability to increase revenue and profitability could be materially and adversely affected.

With the continuous growth of internet usage in mainland China, the internet has become an increasingly important marketing and advertising channel to mainland China’s automotive industry. Although online advertising and promotion have constituted a significant portion of the overall marketing activities of our current and potential advertisers and dealer subscribers, if the promotional effect or outcome realized through online advertising and promotion cannot meet the expectations of advertisers and dealer subscribers or address their needs, our advertisers and dealer subscribers may decrease their spending and efforts on online advertising and promotion. Our ability to increase revenue and profitability from online marketing may be adversely impacted by a number of factors, many of which are beyond our control, including:

•
difficulties associated with developing a larger user base with demographic characteristics attractive to advertisers;
•
increased competition and potential downward pressure on online advertising prices;
•
difficulties in acquiring and retaining advertisers or dealer subscribers;
•
uncertainties and changes in regards to PRC regulations on internet advertisements;
•
failure to develop an independent and reliable means of verifying online traffic; and
•
decreased use of the internet or online marketing in mainland China.

If the internet does not become more widely accepted as an effective media platform for advertising and marketing by mainland China’s automotive industry, our business, financial condition and results of operations could be materially and adversely affected.

We are subject to credit risk in collecting the accounts receivable due from our customers.

The credit terms we extend to our customers result in accounts receivable. As of December 31, 2020, 2021 and 2022, our accounts receivable (net of allowance for doubtful accounts) were RMB3,124.2 million, RMB2,139.5 million and RMB1,927.7 million (US$279.5 million), respectively, and we recognized additions to allowance for doubtful accounts of RMB95.7 million, RMB53.3 million and RMB8.3 million (US$1.2 million) in 2020, 2021 and 2022, respectively. We usually make credit assessment of our customers before entering into agreements. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each of our customers before entering into agreements, neither can we guarantee that each of these customers will be able to strictly follow and enforce the payment schedules provided in the agreements. Any inability of our customers to pay us in a timely manner may adversely affect our liquidity and cash flows, which in turn has a material adverse effect on our business operations and financial condition.

Our short-term investments may expose us to default risk and adversely affect our business, financial condition and results of operations.

During the years ended December 31, 2020, 2021 and 2022, we invested in bank deposits and adjustable-rate financial products with original maturities of less than 1 year. As of December 31, 2020, 2021 and 2022, our short-term investments amounted to RMB12,878.2 million, RMB16,496.3 million and RMB19,279.6 million (US$2,795.3 million), respectively. We are subject to default risk associated with these short-term investments, and we have experienced default on payment by asset managers of certain of our investments. For example, the investment of one of our subsidiaries in a financial product experienced deferral of payment by the financial institution when the relevant investment units reached maturity. As of the date of this annual report, we have not received all the payment from such financial institution, for which we recognized the related loss in the consolidated statements of comprehensive income. Although we have initiated legal proceedings to recover such payment, uncertainties to the outcome of such legal proceedings exist. Even if we receive a favorable judgment in such legal proceedings, there is no guarantee for us to collect the outstanding payments promptly and/or in full. Neither can we assure you that we will receive investment income or will not incur financial losses from our other investments. In addition, changes of inputs such as annual interest rate will change the fair value of certain of our short-term investments. In the event that we incur financial losses from these short-term investments, our business, financial condition and results of operations may be adversely affected.

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

Since 2017, with the collaboration and integration of our business with Ping An Group, we have been developing our auto finance services for our cooperative banks and financial institutions and displaying and marketing their financial products, including financing and financial leasing products, on our platform. We enable banks and financial institutions to present their financial products to users of our websites and mobile applications and to accept users’ auto financing applications. Although we have an existing large user base, we cannot assure you that the business model of our auto finance business will be attractive to users and financial partners. Failure to provide satisfactory services on our platform or facilitate financing transactions between our users and financial product providers would cause an adverse impact on our auto finance business. As a result, we may not be able to achieve our expected business growth and our results of operations may be adversely affected.

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

The global financial markets experienced significant disruptions in 2008 and the United States, European and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. In addition, the recent conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. It is unclear whether these challenges will continue to exist and what effects they each may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including mainland China’s. Economic conditions in mainland China are sensitive to global economic conditions. Any prolonged slowdown in mainland China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of automobiles, and our customers may also defer, reduce or cancel purchasing our services. To the extent any fluctuations in the Chinese economy significantly affect automakers’ and dealers’ demand for our services or change their spending habits, our results of operations may be materially and adversely affected.

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

We rely on a combination of trademark, patent, copyright and trade secret protection laws in mainland China and other jurisdictions, as well as through confidentiality agreements and other measures, to protect our intellectual property rights. Our major brand names and logos are registered trademarks in mainland China. Most of our originally-generated content and professionally-generated content available on our websites and mobile applications and proprietary software are protected by copyright laws. Despite our precautions, third parties may obtain and use our intellectual property without our authorization. Historically, the legal system and courts of mainland China have not protected intellectual property rights to the same extent as the legal system and courts of the United States, and companies operating in mainland China continue to face an increased risk of intellectual property infringement. Furthermore, the validity, application, enforceability and scope of protection of intellectual property rights for many internet-related activities, such as internet commercial methods patents, are uncertain and still evolving in mainland China and abroad, which may make it more difficult for us to protect our intellectual property. From time to time, other websites or mobile applications may use our articles, photos or other content without our proper authorization. Although such use has not in the past caused any material damage to our business, it is possible that there may be misappropriation on a much larger scale with a material adverse impact to our business. If we are unable to adequately protect our intellectual property rights in the future, our brand and business may suffer.

We may be vulnerable to intellectual property infringement claims brought against us by others.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violation of other parties’ rights. We have not experienced any material claims on these issues against us in the past, but as we face increasing competition and as litigation becomes more common in mainland China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims. Also, third parties may submit intellectual property infringement claims against us to the app stores where our mobile applications are available. In such cases, our mobile applications may be taken down by the relevant app stores until such claims have been resolved, which could significantly restrict our users from downloading or updating our mobile applications and thus adversely affect our business and results of operations. In addition, we may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We could also be subject to claims based upon the content that is displayed on our websites, our mobile platforms or accessible from our websites through links to other websites or information on our websites and mobile applications supplied by third parties. Intellectual property claims and litigation are expensive and time-consuming to investigate and defend and may divert resources and management attention from the operation of our websites and mobile applications. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our websites and mobile applications to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and results of operations.

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

Under the Provisions on Governance of Network Information Content Ecosystem, which was promulgated on December 15, 2019 and came into effect on March 1, 2020, the network information content service platform shall strengthen the management of information content, and upon detecting any illegal information, shall immediately take measures prescribed by laws, keep relevant records, and report to the relevant competent authority. Additionally, the network information content platform shall also strengthen the examination and inspection of the advertising space set on the platform and the advertising content displayed on the platform. Those who publish illegal advertisements shall be punished according to laws. On August 25, 2017, the CAC promulgated the Administrative Provisions on Internet Follow-up Comment Services and the Administrative Provisions on Internet Forum and Community Services, both of which became effective as of October 1, 2017. As stipulated in the provisions, the internet follow-up comment service providers are imposed on strict primary obligations such as verifying the authenticity of registered users’ identity information, protecting personal information of users and developing system to review follow-up comments on news information prior to the publication. Moreover, the internet forum and community services providers may establish the systems of information review, real-time public information check, emergency response, personal information protection and other information security administration systems. In November 2022, the CAC issued the revised Administrative Provisions on Internet Follow-up Comment Services, which came into effect on December 15, 2022, expanding the scope of the supervision and specifying wider responsibilities, relevant internal control obligations of network operators and service providers. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet Content Services.”

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

We display automotive advertisements on our websites, mobile applications and new media platforms. In addition, we allow users to upload written materials, images, pictures and other content on our websites, mobile applications, including user forums, and also allow users to share and link to content from other websites through our websites, mobile applications, including user forums. Moreover, we have also added online live-streaming features on our websites and mobile applications. Failure to identify and prevent illegal or inappropriate content from being displayed on or through our websites and mobile applications may subject us to liability. We cannot assure you that all of the advertisements and content shown or posted on our websites and mobile applications adhere to the advertising and internet content laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations.

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

Our success depends on the continuous efforts and services of our senior management team and other key personnel. If one or more of our executive officers or other key personnel are unable or unwilling to continue to provide us with their services, we might not be able to replace them within a short period of time or at all. Our business could be severely disrupted, our financial condition and results of operations could be materially and adversely affected, and we might incur additional expenses to recruit, train and retain personnel. Our senior management team is crucial to executing our business strategies. Failure to retain our key management and personnel may create considerable uncertainty on the direction of our future development. If any of our executive officers joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between us and our executive officers, we may have to incur substantial costs and expenses in order to enforce these agreements in mainland China.

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

We have undertaken, and may undertake in the future, partial or complete divestitures or other disposal transactions in connection with certain of our businesses and assets, particularly ones that are not closely related to our core focus areas or might require excessive resources or financial capital, to help our company meet its objectives. We also have and may in the future withdraw from certain of our businesses to shift our focus to other businesses. For example, we substantially withdrew from the offline insurance brokerage business in mainland China in 2021 and are scaling back our European business as of the date of this annual report. These decisions are largely based on our management’s assessment of the business models and likelihood of success of these businesses. However, our judgment could be inaccurate, and we may not achieve the desired strategic and financial benefits from these transactions. Our financial results could be adversely affected by the impact from the loss of earnings and corporate overhead contribution/allocation associated with divested businesses. In addition, as our net (loss)/ income from discontinued operations are non-recurrent, it may be difficult for investors and analysts to predict our future earnings potential based on our historical financial performance.

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

As of March 31, 2023, Yun Chen Capital Cayman, or Yun Chen, a subsidiary of Ping An Group, owned 45.6% of the total equity interest in our company. Because Ping An Group beneficially owns a significant percentage of the voting rights in our company, it has substantial influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Without the consent of Ping An Group, we may be prevented from entering into transactions that could be beneficial to us. The interests of Ping An Group may differ from the interests of our other shareholders. Furthermore, Ping An Group’s business activities, although not related to our operations, may adversely impact reputation. As Ping An Group is a public company listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, and beneficially controls a significant percentage of our voting rights, Ping An Group may be required to disclose information on us from time to time, which may subject us to additional costs and efforts in making such disclosures.

We have and expect to continue to have related party transactions with Ping An Group. In 2020, 2021 and 2022, Ping An Group provided us with services and assets in the amount of RMB156.4 million, RMB176.9 million and RMB191.8 million (US$27.8 million), respectively. In 2020, 2021 and 2022, we provided services to Ping An Group in the amount of RMB621.8 million, RMB417.1 million and RMB226.5 million (US$32.8 million), respectively. Besides these transactions, we had cash or time deposits in commercial banks associated with Ping An Group and purchased short-term cash management products managed by Ping An Group as a part of our cash management plan, which totaled RMB3,466.9 million, RMB4,144.8 million and RMB5,187.0 million (US$752.0 million) as of December 31, 2020, 2021 and 2022, respectively. In January 2022, we entered into a limited partner interest subscription agreement, a limited partnership agreement and certain other auxiliary documents with Ping An

Capital Co., Ltd., pursuant to which we agreed to subscribe for RMB400 million worth of limited partner interests in an equity investment fund managed by Ping An Capital Co., Ltd. Although we did not and do not expect to rely upon revenues from Ping An Group, if Ping An Group decides to reduce or even terminate its transactions with us, our business, financial conditions and results of operations may be adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs and/or ordinary shares may be adversely impacted.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2022. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs and/or ordinary shares. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have limited business insurance coverage.

As of December 31, 2022, we maintained all the insurance policies required by laws and regulations of mainland China. We consider that the coverage from the insurance policies maintained by us is in line with the industry norm. However, insurance companies in mainland China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We face risks related to health epidemics and natural disasters.

We are vulnerable to health epidemics, natural disasters, and other calamities. Any of such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our offices, which may disrupt our business operations and adversely affect our results of operations. In addition, our results of operations could be adversely affected to the extent that any of these catastrophic events harms the Chinese economy in general. For example, our business has been negatively impacted by the COVID-19 pandemic, during which operation of ours, automakers and dealers slowed down, automobile production and purchases declined and the general economy of China was negatively impacted due to, among others, the precautionary government-imposed closures of certain travel and business, the government’s order to delay resumption of service and mass production and the related quarantine measures. The spread of COVID-19 had been substantially controlled in mainland China in late 2020. However, since 2021, there has been a resurgence of COVID-19 cases caused by new variants such as Delta and Omicron in multiple cities in China, as well as across the world. Restrictions had been re-imposed in certain cities to combat such outbreaks and emerging variants of the virus. While substantially all of the restrictions on movement within China had been relaxed as of the date of this annual report, uncertainty still exists as to the future development of the COVID-19 outbreak and its impact on the automotive industry. The extent to which the COVID-19 pandemic impacts us and the Chinese economy as a whole in 2023 and beyond depends on its future developments, which are highly uncertain and unpredictable. If there is not a material recovery in the COVID-19 situation, or it further deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our services in mainland China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and we may face significant disruption to our business operations.

Current laws and regulations of mainland China place certain restrictions on foreign ownership of companies that provide internet content services in mainland China. Pursuant to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Version) promulgated on December 27, 2021 and became effective on January 1, 2022, or the Negative List, and the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council on December 11, 2001 and amended from time to time with the latest amendment effective on May 1, 2022, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider, unless otherwise stipulated in relevant rules. In addition, foreign investors are prohibited from investing in companies engaged in internet audio-visual programs businesses, internet culture businesses (except for music) and radio and television program production businesses. We are a Cayman Islands company and foreign legal person under laws of mainland China. Accordingly, neither we nor our wholly foreign-invested mainland China subsidiaries are currently eligible to apply for the required licenses for providing internet content services or other value-added telecommunication services or conduct other businesses which foreign-owned companies are prohibited or restricted from conducting in mainland China.

As such, we conduct our business activities related to internet content services by entering into a series of contractual arrangements with the VIEs in mainland China, primarily including Autohome Information, Shengtuo Hongyuan, Shanghai Jinwu and Shanghai Jinyou, and their respective shareholders. In particular, Autohome Information currently holds an ICP license, a Value-added Telecommunications License for Online Data Processing and Transaction Processing Business (for operational e-commerce only), a Surveying and Mapping Qualification Certificate for Internet Mapping which is in the process of the renewal, an Operating License for the Production and Dissemination of Radio and Television Programs, an internet Audio/Video Program Transmission License, and an Internet Culture Business Permit which is in the process of the renewal. In addition, Autohome Information is the sole shareholder of Shanghai Tianhe Insurance Brokerage Co., Ltd., or Shanghai Tianhe, an insurance brokerage company, which has completed the registration process required for engaging in online insurance business in the mainland China. Shengtuo Hongyuan currently holds an ICP license, a Surveying and Mapping Qualification Certificate for Internet Mapping, and an Operating License for the Production and Dissemination of Radio and Television Programs and is operating the che168.com website and automobile application-related business. Each of Shanghai Jinwu and Shanghai Jinyou currently holds an ICP license, an auction business approval certificate, and is filed as an entity conducting used automobiles brokerage business in the relevant systems of the MOFCOM, and as of the date of this annual report, the operation of the www.ttpai.cn website is being transferred from Shanghai Jinwu to Shanghai Jinyou.

These VIEs are currently owned by individual shareholders who are PRC citizens and hold the requisite licenses or permits to operate internet business in mainland China. We do not have any equity interests in these VIEs but substantially control their operations and receive the economic benefits through contractual arrangements. We have been and are expected to continue to be dependent upon these VIEs and their respective subsidiaries for the above-mentioned business operations. For more information regarding these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities.”

Based on the advice of our PRC legal counsel, Commerce & Finance Law Offices, the corporate structure of the VIEs and our subsidiaries in mainland China are in compliance with all existing PRC laws and regulations. However, we are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in mainland China primarily through our subsidiaries and the VIEs with which we have maintained contractual arrangements. Investors in our ordinary shares or the ADSs thus are not purchasing equity interest in the VIEs in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with mainland China's regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The value of our ADSs/ordinary shares may decline or become worthless, if we are unable to assert our contractual control rights over the assets of the VIEs, which contributed 12.7% of our revenues in 2022. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole.

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

If we or any of the current or future VIEs or our subsidiaries are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the MIIT, the CAC, which regulates internet information services companies, the National Radio and Television Administration, or NRTA, and the CSRC, would have broad discretion in dealing with such violations, including, without limitation, levying fines, confiscating our income or the income of our WFOEs and the VIEs, revoking the business licenses or operating licenses of our WFOEs and the VIEs, shutting down our servers or blocking our websites and mobile applications, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting the VIEs’ right to collect revenues, imposing additional conditions or requirements with which the VIEs may not be able to comply, or taking other enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations, including our business operations not carried out through the VIEs, and severely damage our reputation, which would in turn materially and adversely affect our business and results of operations. As we generate substantially all our revenues through or with the support of our online platforms, whose operation is dependent on the business or operating licenses held by our WFOEs and the VIEs, if such licenses are revoked, or if our servers are shut down or our websites and mobile applications are blocked, we may not be able to continue our operation. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the VIEs.

Our contractual arrangements with the VIEs may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on, among others, (i) contractual arrangements with Autohome Information and its shareholders, (ii) contractual arrangements with Shengtuo Hongyuan and its shareholders, (iii) contractual arrangements with Shanghai Jinwu and its shareholder and (iv) contractual arrangements with Shanghai Jinyou and its shareholders. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities.” These contractual arrangements have not been tested in a court of law in mainland China. There are very few precedents as to whether contractual arrangements would be judged to form a controlling financial interest in the relevant VIEs through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the courts of mainland China. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to obtain a controlling financial interest in the VIEs, and our ability to conduct our business may be materially adversely affected. Therefore, these contractual arrangements may not be as effective in providing us with control over the VIEs as direct ownership. If we had direct ownership of these entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by these entities and their shareholders of their contractual obligations to exercise control over the VIEs. Therefore, our contractual arrangements with the VIEs may not be as effective in ensuring our control over their operations as direct ownership would be.

The shareholders of the VIEs may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs. Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition.

The shareholders of the VIEs may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs. If the VIEs or their shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend resources to enforce our rights under the contracts. We may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of the VIEs were to refuse to transfer their equity interests in the VIEs to us or our designee when we exercise the call option pursuant to these contractual arrangements, if they transfer the equity interests to other persons against our interests, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to obtain a controlling financial interest in the VIEs, and our ability to conduct our business may be negatively affected.

The contractual arrangements among our subsidiaries and the VIEs may be subject to scrutiny by the PRC tax authorities and a finding that we or the VIEs owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our WFOEs, the VIEs and the shareholders of the VIEs do not represent arm’s length prices and consequently adjust our WFOEs’ or the VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the VIEs, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our WFOEs or the VIEs for any unpaid taxes. Our consolidated net income may be materially and adversely affected if our WFOEs or the VIEs’ tax liabilities increase or if they are subject to late payment fees or other penalties.

The interests of the individual nominee shareholders of the VIEs may be different from our interests, which may materially and adversely affect our business.

The individual nominee shareholders of Autohome Information and Shengtuo Hongyuan are Quan Long, the chairman of our board of directors and our chief executive officer, and Haiyun Lei, an employee of the affiliate of Yun Chen who has been working with Ping An Group and its affiliates for more than 20 years. They each hold 50% of the equity interests in Autohome Information and Shengtuo Hongyuan. Each of these two individuals is a PRC citizen. The individual nominee shareholder of Shanghai Jinwu is Weiwei Wang, who holds 100% of the equity interests in Shanghai Jinwu. The individual nominee shareholders of Shanghai Jinyou are Weiwei Wang and Lan Zhang, holding 95% and 5% of the equity interests, respectively, in Shanghai Jinyou. Weiwei Wang is the founder of TTP and Lan Zhang is the vice president of TTP. Both of Weiwei Wang and Lan Zhang are PRC citizens. The interests of the individual nominee shareholders of the VIEs may be different from our interest. For example, the individual nominee shareholders of the VIEs do not have a significant equity stake in our company. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to obtain a controlling financial interest in VIEs and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when a conflict of interest arises, any or all of these shareholders will act in the best interests of our company or such conflict will be resolved in our favor.

Currently, we rely on our contractual arrangements with these individual nominee shareholders and do not have other arrangements to address any potential difference of interests between them and our company. We rely on these individuals to comply with the laws of the PRC, which provide that directors and executive officers owe a fiduciary duty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gain. We also rely on Mr. Quan Long, the chairman of our board of directors and our chief executive officer, to abide by the laws of the Cayman Islands, which provide that directors owe a duty of care to our company. However, the legal frameworks of mainland China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any difference of interests or dispute between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The individual nominee shareholders of the VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the relevant VIEs and the validity or enforceability of our contractual arrangements with the relevant entity and its shareholders. For example, in the event that any of such individual nominee shareholders divorces his or her spouse, the spouse may claim that the equity interests of the relevant VIE held by such individual nominee shareholder is part of their community property and should be divided between such individual nominee shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interests may be obtained by the individual nominee shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the controlling financial interest in the relevant VIE by us. Similarly, if any of the equity interests of the VIEs is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the relevant VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, the VIEs and their individual nominee shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of our WFOEs, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

We may rely to a significant extent on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our mainland China subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and conduct all of our business through our subsidiaries and the VIEs. We may rely to a significant extent on dividends and other distributions on equity to be paid by our wholly-invested mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, our mainland China subsidiaries, as wholly foreign-invested enterprises in the PRC, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, according to PRC Company Law, before the distribution of the dividends, enterprises in PRC are required to set aside at least 10% of their accumulated after-tax profits, if any, each year to fund certain statutory reserve funds, until the aggregate amount of such funds reach 50% of their registered capital. These statutory reserve funds are not distributable as cash dividends.

Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans to, and direct investment in, mainland China's entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our equity offerings to make loans to our mainland China subsidiaries and the VIEs or to make additional capital contributions to our mainland China subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in mainland China through our mainland China subsidiaries and the VIEs. We may make loans to our mainland China subsidiaries and the VIEs, or we may make additional capital contributions to our mainland China subsidiaries. Any loans by us to our mainland China subsidiaries, which are treated as foreign-invested enterprises under laws of mainland China, are subject to regulations and foreign exchange loan registrations of mainland China. For example, loans by us to our mainland China subsidiaries to finance its activities cannot exceed statutory limits and must be registered with the competent local counterpart of the SAFE, or filed with SAFE in its information system. We may also decide to finance our mainland China subsidiaries by means of capital contributions. These capital contributions must be filed with the local counterparts of SAMR and subject to registration with a local bank authorized by SAFE. Any medium or long-term loans to be provided by us to the VIEs must be registered with the NDRC and SAFE or their local branches. Further, we are not likely to finance the activities of the VIEs by means of capital contributions due to regulatory restrictions relating to foreign investment in mainland China in domestic enterprises engaged in internet content services.

Pursuant to the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16 which was promulgated in June 2016, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. According to SAFE Circular 19 and SAFE Circular 16, such Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, it is still not clear whether foreign-invested enterprises like our mainland China subsidiaries are allowed to extend intercompany loans to the VIEs. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the mainland China with their capital funds in accordance with the law. As the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Foreign Exchange.”

In light of the various requirements imposed by regulations of mainland China on loans to and direct investment in entities in mainland China by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations, filings or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our mainland China subsidiaries or with respect to future capital contributions by us to our mainland China subsidiaries. If we fail to complete such registrations, filings or obtain such approvals, our ability to use the proceeds we received from our equity offerings and to capitalize or otherwise fund our operations in mainland China may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

If our mainland China subsidiaries or the VIEs become the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy some of our key assets, which could reduce the size of our operations and materially and adversely affect our business, our ability to generate revenues and the market price of our securities.

As of the date of this annual report, we conduct our business mostly through our mainland China subsidiaries and the VIEs, which hold operating permits and licenses and some of the key assets that are important to the operation of our business. We expect to continue to be dependent on the VIEs to operate our business related to internet content services in mainland China. If the VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which would materially and adversely affect our business, financial condition and results of operations. If the VIEs undergo a voluntary or involuntary liquidation proceeding, their equity holders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which would materially and adversely affect our business, our ability to generate revenues and the market price of our securities.

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that may increase both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governmental and self-regulatory organizations at various levels of the governing bodies, including, for example, the SEC, the Hong Kong Stock Exchange, the SFC and other financial market exchange entities, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and various regulatory authorities in China, the Cayman Islands, the British Virgin Islands and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

Risks Related to Doing Business in Mainland China

The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and/or ordinary shares.

We conduct our business primarily in mainland China. Our operations in mainland China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs and/or ordinary shares. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Changes in mainland China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

The majority of our assets and operations are located in mainland China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in mainland China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in mainland China are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

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

We conduct our business primarily through our subsidiaries and the VIEs in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investments in mainland China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in mainland China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Since administrative and court authorities of mainland China have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in mainland China may be protracted, resulting in substantial costs and diversion of resources and management attention.

The PRC government has significant oversight over the conduct of our business and it has indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

The VIE structure has been adopted by many mainland China-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in mainland China. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our services in mainland China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and we may face significant disruption to our business operations.” Although the Foreign Investment Law does not explicitly classify “contractual arrangements” as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still reserves certain leeway for future legislation by the Stale Council to provide “contractual arrangements” as a form of foreign investment, in which case it will be uncertain as to whether our contractual arrangements with the VIEs will be deemed to be in violation of the market access requirements for foreign investments under the PRC laws and regulations, such as the Negative List. According to the Classification Catalog of Telecommunications Services, or 2015 Catalog and the Negative List, the provision of internet content services, which we conduct through the VIEs, is subject to foreign investment restrictions. Therefore, such foreign investment restrictions will be inevitably imposed on the VIEs if our contractual arrangements with the VIEs are further defined or regarded as a form of foreign investment by any future provisions stipulated in laws or administrative regulations or other methods prescribed by the State Council. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we could complete such actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected. Given the foregoing, uncertainties still exist in relation to the interpretation and implementation of the Foreign Investment Law, which may result in adverse impact on our current corporate structure.

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

We may be adversely affected by the complexity, uncertainties and changes in the regulation of internet business and companies in mainland China.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to the PRC government regulation of the internet industry include, but are not limited to, the following:

•
We only have contractual control over our websites and mobile applications. We do not own the websites or the mobile applications due to the restriction on foreign investment in value-added telecommunication services and internet content provision services.

•
There are uncertainties relating to the regulation of the internet industry in mainland China, including evolving licensing requirements. This means that permits, licenses or operations at some of our subsidiaries and the VIEs may be subject to challenge, or we may fail to obtain permits or licenses that applicable regulators may deem necessary for our operations, or we may not be able to obtain or renew permits or licenses. For example, the VIEs may be required to obtain additional licenses, including internet publishing licenses and internet news information service licenses, if the release of articles and information on our mobile applications and websites is deemed by the PRC regulatory authorities as being provision of internet publishing service or internet news information service. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet Publishing” and “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet News Information Service” for additional details.
•
The evolving regulatory system for the internet industry of mainland China may lead to the establishment of new regulatory agencies. For example, in March 2018, the Central Committee of the Chinese Communist Party announced to transform the Central Leading Group for Cyberspace Affairs into a new department, CAC. The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry, and the National Computer Network and Information Security Management Center was adjusted to be managed by CAC instead of the MIIT. On March 10, 2023, the NPC adopted the Institutional Reform Plan (2023), pursuant to which, the State Bureau for Data shall be established, aiming to be responsible for coordinating and promoting the development of data infrastructure of the State; and CBIRC shall be revoked, and replaced by the State Bureau of Financial Regulation and Supervision.
•
New laws and regulations may be promulgated to regulate internet activities. As such, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.
•
New government policies and internal rules relating to the regulations on internet activities may negatively affect our user traffic growth. For example, the Administrative Provisions on Internet Pop-up Push Notification Services, issued by the CAC, MIIT and SAMR on September 9, 2022 and effective from September 30, 2022, requires that providers of internet pop-up push notification services shall establish and improve management systems such as information content review, ecological governance, data security and personal information protection, and protection of minors. Complying with such requirements may negatively affect the growth rate of user traffic on our websites and mobile applications. The promulgation of laws and regulations relating to the internet activities may further impair our user traffic growth.

On July 13, 2006, the MIIT, issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in mainland China. According to this notice, either the holder of a value-added telecommunications license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, Autohome Information, Shengtuo Hongyuan, Shanghai Jinwu and Shanghai Jinyou, four of the VIEs, own the related domain names and trademarks and hold the ICP licenses, necessary to conduct our operations for websites and mobile applications in mainland China.

On August 31, 2018, the SCNPC issued the E-commerce Law, which came into effect on January 1, 2019. Pursuant to the E-commerce Law, operators of e-commerce platforms shall verify and register the basic information of e-commerce operators on their platforms, including the identity, address, contact and administrative license, and establish archives with regular updates for such information. It further provides that operators of e-commerce platforms shall submit information on the identification of e-commerce operators to department for market regulation, and submit e-commerce operators’ identification information and other information relating to tax payment to tax authority. Additionally, operators of e-commerce platforms shall record and save information released on their platform about commodities and services, and report to competent authorities, if such information shows that e-commerce operators have failed to obtain the administrative license when they are subject to the relevant administrative approval, or commodities sold or services offered by e-commerce operators are found to be in violation of certain requirements to safeguard personal safety, property security and the requirements on environmental protection, or to be prohibited by laws and administrative regulations. The E-commerce Law establishes obligations to protect consumers for operators of e-commerce platforms, such as obligations to protect consumers’ personal information and record information of deals concluded on their platforms, obligations to refund guarantee deposits to consumers in a timely manner and obligations to noticeably label commodities or services ranked under competitive bidding with the word “Advertisement.” E-commerce operators shall not conduct false or misleading commercial publicity by fabricating transactions, making up user reviews or any other means, to cheat or mislead consumers. E-commerce platform operators shall not delete consumers’ ratings of commodities sold or services provided on the platform. We have carried out compliance work in accordance with these regulatory requirements. However, there are substantial uncertainties with respect to the interpretation and implementation of the E-commerce Law and how it may impact our business operations. We cannot guarantee that the compliance measures we have taken are fully consistent with the interpretation of regulators, and there is a risk that the company will be punished by those regulators because of any non-compliance activities.

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

The interpretation and application of existing laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry of mainland China have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in mainland China, including our business. We cannot assure you that we will be able to maintain our existing licenses or obtain any new licenses if required by any new laws or regulations. There are also risks that we may be found to violate existing or future laws and regulations given the uncertainty and complexity of mainland China’s regulation of the internet industry. If we or the VIEs fail to obtain or maintain any of the required assets, licenses or approvals, our continued business operations in the internet industry may subject us to various penalties, including the confiscation of illegal net revenues, fines and the discontinuation or restriction of our operations, any of which would materially and adversely affect our business and results of operations.

The approval of and filing with the CSRC or other PRC government authorities may be required if we were to conduct offshore offerings in the future, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by mainland China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by mainland China-based overseas-listed companies.

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

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively reformed the existing regulatory regime for direct and indirect overseas offering and listing of mainland China domestic companies’ securities. Pursuant to the Overseas Listing Trial Measures, mainland China domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfil the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provide that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by mainland China domestic companies: (i) 50% or more of any of the issuer's operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer's business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted.

On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and clarifies that domestic companies that have been listed overseas are existing enterprises, which are not required to complete the overseas listing filing immediately, but shall complete filings as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. If we were to conduct offshore offerings in the future, it is uncertain whether we can complete such filing procedure, if we fail to complete such filing procedures, we would be subject to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. In addition, given that the Overseas Listing Trial Measures were recently promulgated, there remains substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing. We cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirements on us or otherwise tighten the regulations on companies with VIE structures.

It may be difficult for overseas regulators to conduct investigations or collect evidence within mainland China.

Shareholder claims or regulatory investigations that are common in jurisdictions outside mainland China are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China, without the consent by the Chinese securities regulatory authorities under the State Council and the State Council related competent agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “—Risks Related to Our ADSs and Ordinary Shares—You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts or Hong Kong courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in mainland China and most of our directors and officers reside outside the United States and Hong Kong” for risks associated with investing in us as a Cayman Islands company.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in our ordinary shares or ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China and Hong Kong in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China and Hong Kong that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ordinary shares or ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our ordinary shares or ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our ordinary shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ordinary shares and/or ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ordinary shares or ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or to hedge our exposure at all. In addition, our currency exchange losses may be magnified by the exchange control regulations of mainland China that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive substantially all of our revenues in RMB. Under the existing foreign exchange regulations of mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our mainland China subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs and/or ordinary shares.

Certain regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.

Among other things, certain regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, these regulations require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a mainland China domestic enterprise or a foreign company with substantial mainland China operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008 and amended on September 18, 2018, are triggered. According to the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the MOFCOM in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the MOFCOM. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the MOFCOM or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. We may elect to grow our business in the future in part by directly acquiring, or investing in, complementary businesses in mainland China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions.

On June 24, 2022, the SCNPC released the final version of the revised Anti-Monopoly Law, which came into effect on August 1, 2022. According to the revised Anti-monopoly Law, where a concentration of undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be approved by the anti-monopoly authority before parties implement the concentration. On February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day. The Guideline stipulates that if any concentration of undertakings involves any variable interest entities, such variable interest entities shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the criteria for declaration as stipulated by the State Council, an operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance.

In particular, the PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law. In March 2018, the SAMR was formed as a new regulatory agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and the then State Administration for Industry and Commerce, or SAIC (the predecessor of the SAMR), respectively. On November 18, 2021, the National Anti-monopoly Bureau was officially established to formulate anti-monopoly institutional measures and guidelines, implement anti-monopoly law enforcement, undertake the guidance for enterprises’ anti-monopoly action responding abroad and so on. Due to the enhanced implementation of the Anti-Monopoly Law, we may be under heightened regulatory scrutiny, which will increase our compliance costs and subject us to heightened risks and challenges. If any past or future acquisitions or investments involving us may have triggered filing requirement for anti-monopoly review and we are found to have violated the Anti-Monopoly Law of the PRC for any failure to file the notification of concentration and request for review or otherwise, (i) we may be subject to a fine up to RMB 5,000,000, or (ii) if the concentration of undertakings has or may have an effect of excluding or limiting competition, the State Council anti-monopoly enforcement agency may order us to stop the implementation of the concentration, to dispose of shares, assets, and the business within a period of time, or take other necessary measures to restore the state before the concentration, and impose on us a fine of not more than 10% of its last year’s sales revenue.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China, or PBOC, promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which sets forth the respective requirements for foreign exchange transactions by individuals (both PRC and non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued relevant implementing rules which were further revised by SAFE in 2016, that specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock incentive plans or share option plans of an overseas publicly listed company. In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. The Stock Option Notice supersedes the requirements and procedures for the registration of mainland China resident individuals’ participation in stock incentive plans set forth by certain rules promulgated by SAFE in March 2007 and January 2008. Under these measures, mainland China resident individuals who participate in an employee stock incentive plan or a share option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. A domestic qualified agent appointed through the mainland China subsidiaries of such overseas listed company must file applications on behalf of such mainland China resident individuals with SAFE or its local counterpart to obtain approval for an annual allowance with respect to the foreign exchange in connection with stock holding or share option exercises. With the approval from SAFE or its local counterpart, the domestic qualified agent must open a special foreign exchange account at a mainland China bank to hold the funds required in connection with the stock purchase or option exercise, payment received upon sales of shares, dividends issued on the stock and any other income or expenditures approved by SAFE or its local counterpart. We and our mainland China resident employees who participate in our share incentive plans are subject to these regulations as we are an overseas listed company. We have made registration with the local counterparts of SAFE for our mainland China resident employees who participate in our share incentive plans as required under the Stock Option notice and relevant rules. If we or our PRC plan participants fail to comply with these regulations, we or our PRC plan participants may be subject to fines and other legal or administrative sanctions. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Employee Stock Options Plans.”

We face uncertainties with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.

On February 3, 2015, the State Administration of Taxation, or the SAT, issued SAT Notice 7, which was amended in December 2017, to supersede the existing tax rules in relation to the indirect transfer of assets by non-mainland China resident enterprises. SAT Notice 7 introduces a more sophisticated anti-avoidance guidance. SAT Notice 7 extends its tax jurisdiction to capture not only indirect transfer but also transactions involving transfer of movable and immovable property in mainland China of a foreign company through the offshore transfer of a foreign intermediate holding company. According to SAT Notice 7, if a non-resident enterprise indirectly transfers mainland China taxable properties through an arrangement without reasonable commercial purpose but to avoid PRC Corporate Income Tax, the indirect transfer shall be re-characterized and treated as a direct transfer of mainland China taxable properties. SAT Notice 7 also interprets the term “transfer of the equity interests in a foreign intermediate holding company” broadly. In addition, SAT Notice 7 provides clearer criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to the public trading of shares in a listed company holding taxable mainland China assets and indirect transfers resulting from a corporate restructuring.

Further, SAT Notice 7 adopts a voluntary reporting regime. Both the foreign transferor and the transferee, and the mainland China tax resident enterprise whose equity interests being transferred may voluntarily report the transfer by submitting the documents required in SAT Notice 7. In addition to the voluntary reporting, SAT Notice 7 empowers the Chinese tax authorities to require various documents from the parties involved. Although SAT Notice 7 provides clarities in many important areas such as reasonable commercial purpose and reporting requirements, it brings challenges to both the foreign transferor and transferee of the indirect transfer as they are required to make a self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

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

SAT Notice 7 became effective on February 3, 2015, but it also applies to indirect transfers which occurred before its issuance but have not received assessments from the tax authorities. SAT Circular 37 and SAT Notice 7 may be determined by the tax authorities to be applicable to our corporate restructuring where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may become at risk of being taxed under SAT Circular 37 and SAT Notice 7 and we may be required to expend valuable resources to comply with SAT Circular 37 and SAT Notice 7 or to establish that we should not be taxed under the general anti-avoidance rule of the amended PRC Enterprise Income Tax Law, or EIT Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

Discontinuation of any of the preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The amended EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state”, or HNTEs, which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain qualification criteria. In addition, PRC laws permit reduction in income tax for “key software enterprises”, or KSEs, or “software enterprises.” All of these statuses are subject to review and renewal, with HNTEs to be renewed every three years and KSEs and software enterprises annually. Currently we have six subsidiaries eligible for preferential tax treatments, six of which are recognized as HNTE and are eligible for the preferential 15% enterprise income tax rate, three of which are recognized as software enterprises and two of which is accredited as KSEs. However, if any of these subsidiaries fails to pass the review by, and filing with, the relevant tax authorities to be qualified as a HNTE, a KSE or a software enterprise, such company will no longer enjoy the corresponding preferential tax treatment described above.

Our global income and the dividends that we may receive from our mainland China subsidiaries, dividends distributed to our non-mainland China shareholders and ADS holders, and gains recognized by such shareholders or ADS holders, may be subject to PRC taxes under the EIT Law, which would have a material adverse effect on our results of operations.

Under the EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, and its implementation rules, which became effective on January 1, 2008 and was most recently amended on April 23, 2019, an enterprise established outside of the mainland China with “de facto management bodies” within the mainland China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009, which was amended in 2013 and 2017 respectively. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in mainland China. On August 3, 2011, the SAT issued the

Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), which became effective on September 1, 2011 and was most recently amended in 2018, to provide more guidance on the implementation of SAT Circular 82. Although we do not believe that our legal entities organized outside of the mainland China constitute mainland China resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a mainland China resident enterprise and may therefore be subject to enterprise income tax at a rate of 25% on our global income. If we are considered a mainland China resident enterprise and earn income other than dividends from our mainland China subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Pursuant to the amended EIT Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in mainland China to its foreign investors, which are non-mainland China tax resident enterprises without an establishment in mainland China, or whose income has no connection with their institutions and establishments inside mainland China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we conduct our business through our wholly-owned subsidiaries and VIEs in mainland China, of which our WFOEs are the primary beneficiaries of the VIEs. Autohome WFOE is 100% owned by Cheerbright, our wholly owned subsidiary located in the British Virgin Islands. The British Virgin Islands currently does not have any tax treaty with mainland China with respect to withholding tax. As long as Cheerbright is considered a non-mainland China resident enterprise, dividends that it receives from Autohome WFOE may be subject to withholding tax at a rate of 10%. As to our subsidiaries located in Hong Kong, such as Autohome Media Limited, the shareholder of our mainland China subsidiaries currently engaging in advertising business, and Autohome Link Hong Kong Limited, the shareholder of Chezhiying WFOE, and TTP CAR (HK) LIMITED, the shareholder of TTP WFOE, under the Arrangement between mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, effective on January 1, 2007, as long as each of our Hong Kong subsidiaries is considered a non-mainland China resident enterprise and directly holds at least 25% of the equity interests of its respective mainland China subsidiaries, dividends that it receives from its mainland China subsidiaries may be subject to withholding tax at a preferential rate of 5%, if it is the beneficial owner of the dividends, upon receiving the approval from the local tax authority. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. The SAT Circular 60 was replaced by the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Treaties, or SAT Circular 35, promulgated by the SAT on October 14, 2019 and became effective on January 1, 2020. Pursuant to the SAT Circular 35, non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate, and non-resident enterprises and their withholding agents may, by self-assessment and upon their confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms when performing tax filings. Moreover, non-resident enterprises and their withholding agents shall keep the supporting documents for post-filing examinations by the relevant tax authorities.

As uncertainties remain regarding the interpretation and implementation of the amended EIT Law and its implementation rules, we cannot assure you that if we are regarded as a mainland China resident enterprise, any dividends to be distributed by us to our non-mainland China enterprise shareholders and ADS holders would not be subject to any PRC withholding tax at a rate of 10% and to non-mainland China individual shareholders and ADS holders would not be subject to PRC individual income tax at a rate of 20%. Similarly, any gain recognized by such non-mainland China shareholders or ADS holders on the sale of shares or ADSs, as applicable, may also be subject to PRC tax. If our dividends payable to our non-mainland China enterprise shareholders, non-mainland China individual shareholders and ADS holders, or on gains recognized by such non-mainland China shareholders or ADS holders are required under the EIT Law and the Individual Income Tax Law to be subject to PRC tax, such investors’ investment in our ordinary shares or ADSs may be materially and adversely affected.

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

In addition, we have been subject to stricter regulatory requirements in terms of entering labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract law, which became effective in January 2008, as amended in December 2012 and effective as of July 1, 2013, and its implementation rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employment contracts or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost- effective manner, which could adversely affect our business and results of operations. In October 2010, the SCNPC promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees. On February 18, 2019, the Ministry of Human Resources and Social Security and eight other departments issued the Circular on Further Regulating Recruitment Activities to Promote Equal Employment for Women, or Circular on Promoting Equal Employment for Women, which came into force simultaneously. The Circular stipulates that if employers or human resources agencies are found to have posted hiring advertisements containing discriminatory content, they may be ordered to correct such discriminatory advertisements. Failure to correct the discriminatory advertisements as ordered will be punishable by a maximum fine of RMB50,000. Inquiring about a female applicant’s marital and childbearing status, conducting pregnancy test in the entry medical examination and other behaviors involving gender discrimination are also prohibited by the Circular on Promoting Equal Employment for Women.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in mainland China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor-related laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations may be materially and adversely affected.

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

The trading price of our ADSs and/or ordinary shares has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the daily closing trading prices for our ADSs on the NYSE ranged from US$21.50 to US$39.74 in 2022. Likewise, the daily closing trading prices for our ordinary shares on the Hong Kong Stock Exchange ranged from HK$39.80 to HK$78.05 in 2022. The trading price for our ADSs and/or ordinary shares may continue to fluctuate in response to factors including, without limitation, the following:

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

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2022, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC. No assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2022 or any future taxable year.

If we are classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information-E. Taxation-United States Federal Income Tax Considerations-General”) may incur significantly increased United States income tax on gains recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under United States federal income tax rules. Further, if we are a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC as to such U.S. Holder for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Furthermore, if there occurs involuntary delisting of our ADSs, or 55% or more of the total worldwide trading volume, by dollar value, of our ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO, which could result in us having to amend our corporate structure and memorandum and articles of association and our incurring of incremental compliance costs.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and/or ordinary shares and could diminish our cash reserves.

On November 18, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$200 million of our ADSs over the next 12 months (the “Share Repurchase Program”). The Share Repurchase Program was publicly announced on the same day. On November 3, 2022, our board of directors authorized an extension of the term of the Share Repurchase Program for another twelve months to November 17, 2023. As of March 31, 2023, we have repurchased 3,819,907 ADSs for a total cost of approximately US$115.2 million. Our share repurchase program could affect the price of our stock and increase volatility, diminish our cash reserve, and may be suspended or terminated at any time. We cannot guarantee that any share repurchase program we institute, including the program approved on November 18, 2021, will be fully consummated or that it will enhance long-term shareholder value. For details of the volume of ADSs repurchased pursuant to our repurchase program, please see “Item 16E—Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Although we have a regular dividend policy in place, we cannot assure you that our existing dividend policy will not change in the future or the amount of dividends that you may receive, neither can we guarantee that we will have sufficient profits, reserves set aside from profits or otherwise funds to justify and enable dividend declaration and payment in compliance with laws for any year and, therefore, you may need to rely on price appreciation of our ADSs and/or ordinary shares as the sole source for return on your investment.

In November 2019, our board of directors resolved to adopt a regular dividend policy. Under this policy, we may issue recurring cash dividend every year from 2020 in an amount of approximately 20% of the net income generated in the previous fiscal year, with the exact amount to be determined by our directors based on our financial performance and cash position prior to the distribution. On February 16, 2023, our board of directors approved an amendment to change the annual cash dividend to a fixed amount of at least RMB500.0 million between 2022 and

2026. The exact amount of the annual cash dividend will be determined by our board of directors based on our financial performance and cash position prior to the distribution, and is expected to be adjusted upward each year.

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

Sales of our ADSs and/or ordinary shares in the public market or through private transactions, or the perception that these sales could occur, could cause the market price of our ADSs and/or ordinary shares to decline. Yun Chen owned 45.6% of our total outstanding shares as of March 31, 2023. In addition to unregistered sale, it can also dispose of these shares through registered transaction as it has the right to cause us to register under the Securities Act the sale of its shares. Sales of these shares, or the perception that such sales could occur, could cause the price of our ADSs and/or ordinary shares to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We cannot predict what effect, if any market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs and/or ordinary shares.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts or Hong Kong courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in mainland China and most of our directors and officers reside outside the United States and Hong Kong.

We are incorporated in the Cayman Islands and conduct most of our operations in mainland China through our mainland China subsidiaries, the VIEs and their subsidiaries in the mainland China, and majority of our assets are located in the mainland China. We do not and are not, and holders of our ADSs and ordinary shares do not and are not, legally permitted to have any, or more than the permitted percentage of, equity interest in the VIEs as current PRC laws and regulations restrict foreign ownership and investment in, among other areas, the business of providing value-added telecommunications services, including internet content services. As a result, we provide the services that may be subject to such restrictions in the mainland China through the VIEs and their subsidiaries, and we operate our businesses in the mainland China through certain contractual arrangements with the VIEs and their respective shareholders. For more details of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities.” Our ADSs and ordinary shares are equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries and the VIEs. In addition, most of our directors and officers reside in mainland China and a substantial portion of the assets of such directors and officers are located in mainland China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in United States or Hong Kong in the event that you believe that your rights have been infringed under the U.S. securities laws, Hong Kong laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the Hong Kong courts or federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments). The courts of the Cayman Islands would recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. or Hong Kong courts under civil liability provisions of the U.S. federal securities law or Hong Kong law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. or Hong Kong courts would be enforceable in the Cayman Islands.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. The courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the courts of mainland China will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court of mainland China would enforce a judgment rendered by a court in the United States.

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

ITEM4 INFORMATION ON THE COMPANY

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

In October 2013, we acquired Autohome Media Limited through one of our wholly-owned subsidiaries in Hong Kong. Autohome Media Limited had engaged in the advertising business outside the mainland China for more than three years at the time. We completed the migration of our advertising business from our then VIEs to the subsidiaries of Autohome Media Limited in 2015.

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

In September 2017, we acquired 100% equity interests of Shanghai Tianhe, a company licensed by the CBIRC to engage in insurance brokerage business in the mainland China, through Autohome Information, with a total cash consideration of RMB21.1 million.

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

B.
Business Overview

Overview

We are the leading online destination for automobile consumers in China, ranking first among automotive service platforms in terms of mobile daily active users as of December 31, 2022 according to QuestMobile. Through our three websites, autohome.com.cn, che168.com and ttpai.cn, accessible mainly through PCs, mobile devices, our mobile applications and mini apps, we deliver comprehensive, independent and interactive content and tools to automobile consumers as well as a full suite of services to automakers and dealers across the auto value chain.

We began in 2008 as a content-led vertical media company focusing on media services (“1.0 Media”). In 2016, we launched our “4+1” strategic transformation initiative (“2.0 Platform”), building a platform that covers “auto contents,” “auto transactions,” “auto financing” and “auto lifestyle” to transform and upgrade from a content-led vertical company to a data and technology-driven automotive platform. Since 2018, we have focused on developing a full suite of intelligent products and solutions with artificial intelligence (“AI”), big data and cloud technologies (collectively, “ABC”) to build an integrated ecosystem that connects all participants in the auto industry by providing end-to-end data-driven products and solutions across the value chain (“3.0 Intelligence”). We have been leveraging our “software as a service” (“SaaS”) capabilities together with our core AI, big data, and cloud technologies (“4.0 ABC + SaaS”) to both expand our product and service categories and refine our existing ones, and have upgraded our strategies to further develop the ecosystem around our offerings since 2021 to better serve stakeholders across the auto value chain, including consumers, automakers, dealers and other related eco-partners.

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
•
Online marketplace and others: While we continue to strengthen our media and leads generation services, we are also further developing our online marketplace and other businesses. These businesses focus on providing facilitation services for new and used vehicles transactions and other platform-based services for new and used car buyers and sellers. Through our auto financing business, we provide services to our cooperative financial institutions that involve facilitating the sale of their loans and insurance products to consumers and used automobile sellers. From the end of 2017, we began offering data products, which leverage our intelligent big data analytics capabilities and massive pool of accumulated user data to provide end-to-end data-driven products and solutions for automakers and dealers across different stages of the value chain. We believe the breadth and depth of these products and solutions on our platform will allow us to build a robust and technology-driven automotive ecosystem that covers all aspects of the automobile ownership life cycle. We also provide comprehensive auto-related services to our users by integrating TTP’s offline vehicle examination, ownership transfer services and other ancillary services with our online services.

The chart below illustrates our integrated ecosystem, including transaction flows and fund flows within each of our businesses1:

1.
As of December 31, 2022, the VIEs carried out primarily part of the leads generation services to dealers (used car listing services), part of used vehicles transaction services, and other comprehensive auto-related services.

New Car Buyers
New car sales
New car purchase
Automakers / Automobile Brands' Regional Offices
New / Used Car Dealers
Data products
3a
Subscription fees
Project fees (KPI-based)
Third-party Advertising Agencies
Advertising solutions and tools
1
Advertising fees (time-based pricing)
Platform-based services and transaction-oriented marketing solutions
3b
Commissions for transactions facilitated
Dealer subscription services
Advertising services
Used automobile listing and other platform-based services
2
Subscription fees (fixed-fee and floating-fee basis)
Advertising fees (time-based pricing)
Used car listing service fees (time-based or quantity-based pricing)
Data products
3a
Subscription fees
Used car transaction facilitation services
3b
Commissions for transactions facilitated
汽车之家
AUTOHOME INC.
Used car transaction facilitation services
3b
Commissions for transactions facilitated
天天拍车
Online used car auction platform
(AI, big data, cloud, SaaS services and other technologies such as AR, VR)
Content creation, auto-related services and products consumption
Provision of auto-related contents, products and services
Users
Auto-financing and insurance transactions facilitation
3c
Commission fees
Auto-finance Providers
Auto-financing Product Purchasers (dealers and users)
Transaction Flow
Payments Flow
1 Media Services to Automakers
2 Leads Generation Services to Dealers
3 Online Market Place and Other Services
3a Data Products
3b New / Used Vehicle Transactions
3c Auto Financing Services

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

Our Mobile Websites and Applications

For mobile users, our content can be accessed mainly on our websites, on our mobile applications and on our mini apps. We have made significant efforts in recent years to optimize the mobile version of our websites to display our content and develop and enhance the functions of our mobile applications to capture a greater number of users that access our services through mobile devices. For example, according to QuestMobile, our mobile daily active users amounted to 42.0 million, 46.8 million and 54.4 million in December 2020, December 2021, and December 2022, respectively. We were among the earliest in our industry in mainland China to introduce both iOS- and Android-based applications to allow users to easily access our content. Users can conveniently enjoy features available on our mobile websites and applications from their mobile devices, such as reading articles, checking vehicle prices and model parameters, viewing pictures, viewing dealer’s information, visiting our Autohome Mall and participating in forum discussions. We also launched a lite version of the Autohome application to attract younger audiences.

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

Originally-generated Content

Our originally-generated content is created by our dedicated editorial team and includes automobile-related articles and reviews, pricing trends in various local markets, photographs, video clips and live streaming. This content covers topics throughout the automobile ownership life cycle, from automobile research, selection and purchase to ownership and maintenance and to eventual replacement. In 2018, we launched a new channel focusing on new energy vehicles to accommodate the increasing interest and attention of our users on new energy vehicles. Our review writers obtain first-hand experiences by test-driving many newly released vehicle models provided by various automakers. We also have an AH-100 Vehicle Rating System which applies standard criteria to measure a comprehensive set of performance-based features of the vehicles on sale, such as safety, dynamics, fuel consumption, comfortableness and driving experience. Our AH-100 Vehicle Rating System helps automobile consumers make an easier choice when selecting vehicles to purchase. In 2021, we further launched our motorcycle model library and car-in-use model library to expand our content offerings and rolled out Modified Car channel to broaden our user reach. In 2022, we launched our new energy vehicle library to expand our product service and offerings to cater to users’ diverse needs. We were also able to attract more users by leveraging our core IP brands. Our editorial team at our Beijing headquarters and sales offices located in 63 cities throughout mainland China work closely with automakers, dealers and other industry participants to create automobile-related articles. Although automakers may provide us with sample vehicles to test drive, we review all new automobiles independently, based upon our teams’ experience and from our users’ perspective.

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

Professionally-generated Content

In 2016, we launched an open content platform to invite the key opinion leaders and influential bloggers or writers in the automotive field to contribute their high-quality professional review, analysis and insights on automotive-related topics, including vehicle reviews, industry trends, auto photography, maintenance and others. Our diversified professionally-generated contents complement our automotive ecosystem strategy and bring our users enriched and customized content consisting of high-quality articles, photographs, video clips and live streaming. As of December 31, 2022, we had 29,598 professional content contributors on our platform, compared to over 26,950 contributors as of December 31, 2021. Since 2018, we have been expanding our collaboration with automakers, key opinion leaders, professional experts and social media to further upgrade our professionally-generated content ecosystem.

User-generated Content and User Forum

Our platform hosts an open and vibrant community of automobile consumers, from first-time buyers to sophisticated automobile enthusiasts. Our user community centers around our discussion forums, which are organized based on vehicle models, cities and regions, and various topics of interest. Registered users utilize our discussion forums to share a wide range of automotive experiences such as driving experiences and usage and maintenance tips. Users also frequently provide reviews of automobiles or automotive products and services, post questions and receive answers from fellow forum members. We continued to enhance user engagement and participation in the content generation and delivery process. For example, we launched the lite version of the Autohome application to attract younger audiences.

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

As of December 31, 2020, 2021 and 2022, we had over 135.5 million, over 170.4 million and over 189.5 million registered users, respectively. As our user base has grown and our user engagement and forum activity has increased, our database of user-generated content has expanded, which in turn has attracted more users.

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

Automobile Library and Listing

We have one of the most comprehensive automobile libraries within our industry in mainland China with approximately 70,400 vehicle model configurations as of December 31, 2022.

We believe our automobile library covers the substantial majority of passenger vehicle models released in mainland China since 2005. It includes a broad range of specifications covering performance levels, dimensions, powertrains, vehicle bodies, interiors, safety, entertainment systems and other unique features, as well as automakers’ suggested retail prices. The scale of content in our automobile library, which we believe would require significant time, expertise and expense to replicate, makes it a valuable tool for our users in researching both new and used automobiles. Our database also includes a large amount of new and used automobile listings and promotional information. With the comprehensive and continuously updated listing information, users can conveniently search for up-to-date information of vehicle models without having to visit each individual dealer at their local showrooms. In addition, our automotive library contains a significant amount of user-generated content originating from our user forums. Leveraging our innovative AR- and VR-related technologies, we utilize three-dimension technology to restore the actual appearances of vehicles and present stereoscopic 720-degree review of automobiles on our platform. Compared to the traditional two-dimensional picture-based display of automobile appearances, the AR- and VR-based vehicle review functionality on our platform enables users to have a real perception of the specific vehicles they are interested in buying and has greatly enhanced user experience. In 2021, we also launched our motorcycle model library and car-in-use model library to diversify our content offering and in 2022, we launched new energy vehicle library to expand our product service and offerings to cater to users’ diverse needs.

Our Interactive Tools

Leveraging the rich content and user data on our platform and our advanced AI and data technologies, we have developed a portfolio of intelligent tools to facilitate our users’ potential vehicle purchases. For example, AskBob is a smart assistant tool empowered and enhanced by our rich data and unique algorisms and can generate customized purchase reports for users on the basis of each user’s browsing records and other data. Our car model comparison tool allows users to select a number of car models and compare them by a variety of metrics and other information, thus enabling the users to make an informed purchase decision based on extensive and immediately available comparative data. Our “7-step purchase tool” facilitates each step of a user’s purchase process from developing a purchase intent, viewing and choosing cars to visiting a dealer store and picking up the purchased car. The Intelligent Car Finder, on the other hand, is an interactive AI-based tool trained by the rich data we have and can answer a variety of questions from potential purchasers and recommend suitable choices to the users.

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

Leveraging our large user base and extensive forum posting data, we provide automakers with more reliable and timely business insights than traditional customer surveys or other post-sales feedback channels. For instance, we analyze user posts in our forums to evaluate consumer behavioral and preference response. In addition, we organize various types of offline national or local events for our automaker customers through our online marketing campaigns and user forum activities to complement our advertising services. For example, we help automakers increase their brand awareness and execute sales promotions by organizing large-scale test driving activities and for specific vehicle models in multiple cities across mainland China. Users can conveniently participate and interact with automaker representatives through our forums.

In each of 2020, 2021 and 2022, 92, 91 and 100 automakers operating in mainland China, which include independent Chinese automakers, joint ventures between Chinese and international automakers and international automakers that sell their cars made outside of mainland China, purchased media services from us, respectively. As is customary in mainland China, we sell our advertising services and solutions primarily through third-party advertising agencies that represent the automakers and automobile brands’ regional offices. We typically enter into individual advertising agreements with the third-party advertising agencies. Although we sell our advertising services and solutions to third-party advertising agencies, we consider the automakers and automobile brands’ regional offices, who are the main decision makers as to whether to place advertisements on our websites and mobile applications, to be our end-customers.

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

Leads Generation Services to Dealers

Our leads generation services enable our dealer subscribers to create their own online stores, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of potential customers and effectively market their automobiles to consumers online and ultimately generate sales leads. Our leads generation services also include used car listing services, which provide a user interface that allows potential used car buyers to identify suitable listings and contact the relevant sellers. We provided leads generation services to 24,517, 23,669 and 24,126 dealers in 2020, 2021 and 2022, respectively.

Dealer Subscription Services

We provide subscription services to dealers which allow them to market their inventory and services through our websites and mobile applications, extending the reach of their physical showrooms to potentially millions of internet users in mainland China and generating sales leads for them. Our dealer subscription services are delivered through our dealership information system mainly on a fixed-fee basis, typically for a period of one year. Through the web-based interface of our dealership information system, dealers can create online stores hosted on our websites and mobile applications and upload and manage their automobile inventories, pricing and promotional information. Potential automobile purchasers can interact with our dealer subscribers online or through phone numbers presented on the platform to inquire for more detailed information and schedule test drives. Our dealer subscribers can track all the interactions with their customers originating from our websites and mobile applications, analyze the number of sales leads and assess the effectiveness of their marketing activities.

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

Online Marketplace and Other Services

Our online marketplace and other businesses include our data products, our new and used car transaction services and our auto financing business, among others. Our data products leverage our intelligent big data analytics capabilities and massive pool of accumulated user data to provide end-to-end data-driven products and solutions for automakers and dealers across different stages of the value chain. We facilitate new and used vehicles transactions and provide other platform-based services for new and used car buyers and sellers. In September 2022, we launched our first offline experience store – Autohome Energy Space – in Shanghai, providing users with a one-stop car selecting and purchasing experience. We also provide an extensive suite of auto-related services to our users by integrating TTP’s offline vehicle examination, ownership transfer services and other ancillary services with our online services. Through our auto financing business, we provide services to our cooperative financial institutions that involve facilitating the sale of their loans and insurance products to consumers and used automobile sellers.

Data Products

We have been leveraging our AI, big data, cloud capabilities and other technologies to continue developing and providing to automakers and dealers innovative data products from the end of 2017 and have successfully advanced our data and intelligent recommendation and reinforced our entire ecosystem by providing highly differentiated value and data-driven end-to-end SaaS based solutions to our customers. The data products and solutions we offer to automakers and dealers on our platform primarily consist of (i) Intelligent R&D, Intelligent New Car Launch, Intelligent Activities, analytical tools and customized data reports prepared based on our big data and multi-dimensional analyzes on user reviews, purchasing interest and preferences, geographical competitive advantages of the relevant automakers and dealers and their geographical distribution strategies, and (ii) Intelligent Showroom, Smart DCC, Smart Sales, Smart Aftersales, Smart Call-Out, Smart Assistant, Compass and Smart Quality Control. Our Intelligent New Car Launch product generates large user attention with comprehensive launch plans based on big data, informing automakers of when and where to launch new products, what groups of potential buyers to target, what competition and selling points strategies to adopt, and what creative content to use in the launch. Post-launch, automakers continue to benefit from our Intelligent Activities services in maintaining a high level of market enthusiasm in the newly launched products and other mature products. The Intelligent Showroom, which is an intelligent and scenario-based marketing platform, integrates the technologies of AR, VR, big data and voice recognition to achieve the functions of panoramic car shopping, smart push notifications and smart shopping guide. On this premise, we have further launched a series of additional digital technology products for automakers from the end of 2021 and developed five series of data tools through 2022. Going forward, we will continue to enrich our data product portfolio to cover the data needs of the entire automobile ownership life cycle.

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

Auto Financing Services

Since 2017, with the collaboration and integration of our business with Ping An Group, we have been developing our auto financing business to address the under-served auto financing market in mainland China by providing comprehensive online-based financial services. We gradually shifted our focus from leads generation to transaction facilitation and promote successful transactions with targeted and diversified auto financial services. Based on users’ preferences and our big data analysis, we recommend a broad range of loans and insurance products offered by our cooperative financial institutions to our users that have auto financing needs and match them to facilitate transactions as an insurance brokerage service provider with the relevant license from the CBIRC. We also introduced merchant loans offered by our cooperative financial institutions to automobile sellers. Through our platform, we plan to enable our users and automobile sellers who are in need of auto financing to easily access various high-quality loans and insurance products and allow our cooperative financial partners to effectively increase the volume of their financing transactions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are unable to effectively manage our auto finance business, we may not be able to achieve our expected business growth, our results of operations may be adversely affected and we may be subject to penalties as a result of noncompliance.” We primarily generate revenues from collecting commissions for facilitating transactions of auto-financing and insurance products on our platform.

Our Pricing Policies and Revenue Models

For our media services to automakers, we primarily use a “cost per day” pricing model to price our online advertising services by charging advertisers on a daily basis for an advertisement placed in a given location on our websites and mobile applications. Although we have set up “cost per thousand impressions,” “cost per click” and other performance-based pricing models, the amount generated on the basis of such models is relatively insignificant. For our leads generation services to dealers, we charge different subscription fees based on the version of subscription (tech-version, premium-version etc.), tier of city (first tier, second tier etc.) and length of subscription (semi-yearly, yearly, etc.) for dealer subscription services, and charge for the advertising services to individual dealer advertisers and used car listing services mostly on a “cost per time” basis. We price our data products based on the scope of services provided by each product. For our transactions and auto financing services, we charge commissions on a per sale or lead basis, taking into consideration industry standards and the value of our services. When pricing all our products and services, we consider the price of comparable products or services (if any) in the market as well as our products and services themselves.

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

We invested heavily in mobile technologies and were among the earliest in our industry in mainland China to introduce a mobile version of our websites and both Apple iOS- and Android-based applications to allow our users to easily access our content. We have built up a team of research and development personnel to focus exclusively on the development and enhancement of our mobile websites and applications and to explore new business models and opportunities through mobile technology. We plan to continue to leverage our mobile technology to enhance the functions and user interfaces of our mobile applications for Apple iOS and Android platforms focusing on convenience, real-time interaction and location-based services.

Leveraging AR- and VR-related technologies, we realized significant technology upgrade in 2017 and launched AR automobile showroom and AR auto show during the year, all of which had enabled us to provide our users with an innovative and superior automobile review experience and thus enhanced our user loyalty. In addition, these technology improvements had strengthened our ability to obtain additional user traffic and expanded our user base. We have been continuing our efforts in expanding our VR product portfolio and utilizing AR- and VR-related technologies to improve the features of our services and commercialize innovative business initiatives. Since the second half of 2017, we have rolled out additional VR products including VR branding showrooms, intelligent automobile showrooms as well as direct visual access to automakers’ factory design and manufacturing process, which improved our user experience by enabling our users to review and comprehend the entire automobile production process. In 2019, we employed our AR and VR technologies in constructing a 360-degree panoramic multi-dimensional online visual scene that creates an offline auto show atmosphere for our 818 Super Auto Show, further carrying forward our pursuit of all round sensory user experience and aiding the creation of an innovative integration of auto show and the internet that helps automakers and dealers better engage with consumers. We plan to continue to make further upgrades and develop new technology to provide more diversified platforms for our users, and to expand the use of AR- and VR-related technologies throughout our ecosystem in order to offer automakers and dealers with more innovative and effective branding and marketing tools and greater exposure to highly targeted potential consumers throughout China. Also, we will continue to develop significant resources to expand the content breadth and depth offered on our platform in order to deliver the best user experience in the market.

We had an experienced product development team of 1,332 engineers as of December 31, 2022. Our past innovation has focused on helping users research, select and purchase suitable vehicles through our websites. We plan to develop additional products and services for our mobile applications and media-related technology and enhance our big data analytics capabilities and AR- and VR-related technologies.

Sales and Marketing and User Acquisition

Our nationwide in-house team of sales representatives sells our services to automakers and dealers. As of December 31, 2022, we had 1,453 sales and marketing representatives operating our physical sales office network spanning 58 cities across mainland China and visiting customers in an additional 120 satellite cities. We have a prudent expansion plan and we typically only open new physical sales offices in a city after we have already established a sufficient customer base in the area. In cities where we do not yet have a customer base, we provide sales coverage by telephone. Our Beijing-based telephone sales team provides sales coverage to the cities in which we do not have physical sales offices. Our sales team also provides ongoing customer support to our customers. In the past years, we have successfully expanded our market presence in the first- and second-tier cities in mainland China. We plan to continue to expand our sales and marketing efforts into third- and fourth-tier cities to further capture the opportunities for automobile sales growth in those markets.

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

We believe brand recognition is important to our ability to attract users. We focus our sales and marketing efforts through search engines, navigation websites and mobile platforms to retain and strengthen our leading position in terms of user reach. For example, we cooperate with application stores and mobile browsers to promote our mobile applications and our websites. We also conduct online marketing events on Autohome Mall and other traditional and social media channels as well as offline promotional campaigns with our partners. For example, we conduct the annual “Singles’ Day” campaign to generate quality sales leads and further facilitate the transactions. Since the fourth quarter of 2017, we have been paying for TV ads on different channels of the China Central Television, the predominant state television broadcaster in mainland China, to reach more audience in the third- or lower-tier cities and towns in mainland China and promote their recognition of our platform as a one-stop destination for selecting and purchasing automobiles and various types of auto-related services. We have also engaged celebrities, primarily athletes, as our brand spokespersons to further promote our brand and stimulate user interest in our platform.

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

We hold “汽车之家” and “车之家” (both meaning “auto home” in English), “AUTOHOME®” and “天天拍车” trademarks in mainland China through the VIEs, with each registered under different categories. In addition, as of December 31, 2022, we held 122 pending trademark applications and 591 registered trademarks. As at the same date, we had 97 registered domain names, including our main website domain names, autohome.com.cn,

che168.com and ttpai.cn, 474 pending patent applications, and 282 registered patents. We had 804 computer software copyrights as of December 31, 2022.

Competition

With respect to our auto media and leads generation businesses, we face competition from mainland China’s automotive vertical websites and mobile applications, such as BitAuto, Dongchedi, Xcar and PCauto, from the automotive channels of major internet portals, such as Sina and Sohu, and from companies engaged in mobile social media, news, video and live-streaming applications. We may also face competition from online automobile transaction platforms, such as Uxin, Guazi and Renrenche, as we develop our used car transaction business. Our auto finance business faces competition from other auto finance companies, such as Yixin and Souche. In addition, we also face competition from companies engaged in social media business, such as ByteDance and Tencent, companies engaged in data product offering, such as BitAuto and Dongchedi, and companies engaged in AI and big data technologies. We may also face competition from mobile applications of automakers as some automakers are exploring to connect with users directly. Competition will be centered on factors similar to those affecting our current media services and leads generation services, primarily centered on increasing user reach, user engagement and brand recognition, relationships with the suppliers, and attracting and retaining advertisers or customers, among other factors. For our transaction business, as online automobile transaction is a relatively new business model and consumers in mainland China might be accustomed to make automobile purchases with traditional dealerships, we cannot guarantee that the automobile consumers in mainland China will accept such business model. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face significant competition, and if we fail to compete effectively, we may lose market share and our business, prospects and results of operations may be materially and adversely affected.”

Seasonality

Our quarterly revenues and other operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are beyond our control. Our business experiences seasonal variations in association with the demand for automobiles in mainland China. For example, the first quarter of each year generally contributes the lowest portion of our annual net revenues primarily due to a slowdown in business activities around and during the Chinese New Year holiday, which occurs during the period. Consequently, our results of operations may fluctuate from quarter to quarter. As each of our business lines may have different seasonality factors and the mix of our revenue sources may shift from year to year, our past performance may not be indicative of future trends. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to fluctuations, including seasonality, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.”

Environmental, Social and Governance Initiatives

We published our first ESG report in March 2023. As a leading online destination for automobile consumers in China, we are committed to providing consumers with one-stop services covering the entire car purchase and ownership cycle, including high-quality services on automotive consumption and lifestyle to support the vigorous development of the automotive industry in mainland China. As a market leader, we have the responsibility to lead our industry toward a more sustainable future. To this end, we seek to build sustainability into everything we do. Below is a summary of our 2022 ESG highlights:

Environmental. In 2022, we prepared and released Autohome Carbon Neutrality Report, announced the climate-related goal of “achieving carbon neutrality by 2030”, set the environmental management targets and carried out activities to identify climate change risks.

Social. In 2022, we made donation of RMB1,000,000 to public welfare projects and contributed 160 hours in community service project. 39% of our employees were women. There was no use of child labor or forced labor, and 100% of our employees were covered by mainland China’s social security system. Training courses were delivered to employees in both online and offline formats, with a participation rate of 100% and average training hours exceeding 38.5 hours.

Governance. In 2022, 100% of our directors and employee received integrity training. There were no corruption-related lawsuits. We encourage suppliers and related partners to act with honesty, integrity and self-discipline and by law in their business activities with us. In 2022, 100% of our suppliers and business partners signed up the Commitment on Integrity (Anti-Corruption and Anti-Bribery).

The ESG report describes ESG topics that we consider as material to our business, how we manage them, our current performance, our long-term targets, and our strategies to achieving those long-term targets. For more information, please refer to the ESG report, which is accessible via hyperlink in our press release furnished to the SEC as Exhibit 99.1 to our Form 6-K (File No. 001-36222) on March 9, 2023.

Compliance and Legal Proceedings

We may from time to time and in the future be subject to various claims and legal, regulatory and/or administrative proceedings that arise in the ordinary course of our business. There are currently no legal proceedings that, in the opinion of our management, may have a material adverse effect on our business and results of operations.

PRC Regulation

This section summarizes the principal laws and regulations of mainland China relevant to our business and operations.

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

To comply with these PRC laws and regulations, the VIEs hold ICP licenses. Autohome Information also holds a value-added telecommunications license for conducting online data processing and transaction processing services (for e-commerce only).

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the FITE Provisions, promulgated by the State Council on December 11, 2001 and amended from time to time, with the latest amendment effective on May 1, 2022, the ultimate foreign equity ownership in a value-added telecommunications service provider must not exceed 50%, unless otherwise stipulated in relevant rules.

On July 13, 2006, the MIIT issued the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in mainland China. According to this notice, either the holder of a value-added telecommunications license or its shareholders must legally own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service operators are required to maintain network and internet security in accordance with the standards set forth in relevant regulations of mainland China. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their value-added telecommunications licenses.

To comply with these regulations of mainland China, we operate our websites through the VIEs. Each of Autohome Information and Shengtuo Hongyuan is currently 50% owned by Quan Long and 50% owned by Haiyun Lei, both of whom are PRC citizens. Shanghai Jinwu is wholly owned by Weiwei Wang, and Shanghai Jinyou is currently 95% owned by Weiwei Wang and 5% owned by Lan Zhang. Both of Weiwei Wang and Lan Zhang are PRC citizens. Each of the VIEs holds an ICP license.

Regulation on Foreign Investment

On March 15, 2019, the Foreign Investment Law was enacted by the National People’s Congress, which became effective on January 1, 2020 and replaced the trio of the laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

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

On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures for Reporting of Information on Foreign Investment, which came into effect on January 1, 2020 and pursuant to which, foreign investors or foreign-invested enterprises shall report investment information when foreign investors carry out investment activities directly or indirectly within mainland China, for example, the establishment of the foreign-invested enterprises, including establishment through purchasing the equities of a domestic enterprise or subscribing to the increased capital of a domestic enterprise, and its subsequent changes are required to submit an initial or change report through the Enterprise Registration System.

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

On August 25, 2017, the CAC promulgated the Administrative Provisions on Internet Follow-up Comment Services and the Administrative Provisions on Internet Forum and Community Services, both of which became effective as of October 1, 2017. As stipulated in the provisions, the internet follow-up comment service providers are imposed on strict primary obligations such as verifying the authenticity of registered users’ identity information, protecting personal information of users and developing system to review follow-up comments on news information prior to the publication. Moreover, the internet forum and community services providers may establish the systems of information review, real-time public information check, emergency response, personal information protection and other information security administration systems. In addition, the service providers should not publish information in violation of laws, regulations and the relevant provisions of the state. The Administrative Provisions on Internet Follow-up Comment Services was later amended by the CAC in November 2022 and took effect on December 15, 2022. The new amendment further clarifies the obligations of the internet follow-up comment service providers, for example, for the users of internet follow-up comment services that release illegal and harmful information, the service providers shall take such measures as warning and reminding, refusing to release, deleting information, restricting account functions, suspending account updating, closing the account and prohibiting re-registration according to law or as agreed and keep the relevant records; for the content producers and business operators of official accounts that fail to fulfil their management obligations, which leads to illegal and harmful information exposed in the follow-up comments, the service providers shall take such measures as warning and reminding, deleting information, suspending the follow-up comment area functions till permanently closing the follow-up comment area, restricting account functions, suspending account updating, closing the account and prohibiting re-registration according to law or as agreed, keep the relevant records and timely report to the cyberspace administrations. The new amendment defines “internet follow-up comment services” as the services of threading text, symbols, expressions, pictures, audio and video and other information provided for the users by the internet websites, applications and other online platforms with a public opinion attribute or social mobilization capability, by way of comments, replies, messages, bullet screens, likes, etc.

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

On December 15, 2019, the CAC promulgated the Provisions on Governance of Network Information Content Ecosystem, which became effective as of March 1, 2020 and specifies the content scopes that are encouraged, prohibited, or prevented from producing, reproducing, and publishing. The online information content service platform must fulfill the main responsibility of content management, establish an ecological governance mechanism of the internet information, and improve system for user registration, account management, information publishing review, and emergency response. And the online information content service platform will be punished for violating related laws and regulations. The related legal consequences include suspension of information updates, restrictions on engaging in online information services, restrictions on online behavior, and prohibition of industry access.

On June 27, 2022, the CAC promulgated the Administrative Provisions on the Account Information of Internet Users, which became effective as of August 1, 2022 and sets out guidelines on the account information of Internet users. Specifically, Internet-based information service providers that provide internet users with information release services shall (i) formulate and make public the rules for the management of accounts of Internet users and platform conventions, (ii) enter into service agreements with Internet users, (iii) require the users who apply for registration of accounts for production of information content in the fields of economy, education, medical care and health, justice, etc., to provide relevant materials such as service qualification, professional qualification and professional background, verify the same and add a special mark to the account information (iv) display the home location information of the Internet protocol (IP) addresses of internet users’ accounts within a reasonable scope on the information page of internet users’ accounts so as to facilitate supervision by the public for public interests, and (v) establish a dynamic verification system for account information and a convenient portal for complaints and whistleblowing. Any Internet-based information service provider in violation of the present provisions shall be punished in accordance with relevant laws and administrative regulations.

On September 9, 2022, the Administrative Provisions on Internet Pop-up Push Notification Services was issued by the CAC, MIIT and SAMR, effective from September 30, 2022, which requires that providers of internet pop-up push notification services shall establish and improve management systems such as information content review, ecological governance, data security and personal information protection, and protection of minors.

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

On December 28, 2012, the SCNPC issued the Decision on Strengthening the Protection of Online Information. Most requirements under this decision relevant to ICP operators are consistent with the requirements already established under the MIIT provisions discussed above, but are often stricter and broader. Under this decision, ICP operators are required to take such technical and other measures necessary to safeguard information against inappropriate disclosure. To further implement this decision and relevant rules, MIIT issued the Regulation of Protection of Telecommunication and Internet User Information on July 16, 2013, which became effective on September 1, 2013.

In August 2015, the SCNPC promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal penalty if such failure (i) causes dissemination of illegal information in large scale; (ii) causes user information leaks resulting in severe consequences; (iii) causes serious loss of evidence for criminal investigations; or (iv) implicates other severe circumstances.

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

The PRC Cyber Security Law, which was promulgated on November 7, 2016 by the SCNPC and came into effect on June 1, 2017, provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the PRC Cyber Security Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies. In addition, the PRC Cyber Security Law requires that critical information infrastructures operators generally shall store, within the territory of the mainland China, the personal information and important data collected and produced during their operations in the mainland China and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review. According to the PRC Cyber Security Law, no individual or organization may engage in activities that threaten cybersecurity such as unlawful intrusion into others’ networks, interfering with the normal functions of others’ network and stealing network data, provide programs or tools for such intrusions, interference or stealing, or provide any assistance such as technical support, advertisement, payment or settlement for any other person if the individual or organization is fully aware that such person engages in an activity endangering cybersecurity.

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

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which became effective in September 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the PRC Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information.

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

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which came into effect on November 1, 2021. The Personal Information Protection Law integrates the scattered rules with respect to personal information rights and privacy protection. Pursuant to the Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, including but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation etc. Processors processing personal information exceeding the threshold to be set by the relevant authorities and critical information infrastructure operators are required to store, within the territory of the mainland China, the personal information collected and produced within the mainland China. Specifically, personal information processors using personal information for automated decision-making shall ensure the transparency of decision-making and the fairness and impartiality of the results, and shall not impose unreasonable differential treatment on individuals in terms of pricing and other transaction conditions. The relevant governmental authorities shall organize assessment on mobile apps’ personal information protection and publicize the outcome. The mobile apps that are identified as not in compliance with personal information protection requirements under such law may be required to suspend or terminate the services and the operators may also be subject to penalties including confiscation of illegal revenues and fines. Furthermore, the Personal Information Protection Law also provides for the rights of natural persons whose personal information is processed, and heightens the protection of the personal information of minors under 14 and sensitive personal information.

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

On December 28, 2021, the CAC, the NDRC, the MIIT, the Ministry of Public Security, the Ministry of National Security, the MOF, the MOFCOM, the People’s Bank of China, the SAMR, NRTA, the CSRC, the National Administration of State Secrets Protection and the State Cryptography Administration jointly released the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators with personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before going to list abroad.

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

Regulations on Anti-Monopoly

The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007, which became effective on August 1, 2008, and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR on October 23, 2020, which became effective on December 1, 2020, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of the Anti-Monopoly Law, and examination of national security shall be carried out pursuant to the relevant provisions of the State. On June 24, 2022, the SCNPC released the final version of the revised Anti-Monopoly Law, which came into effect on August 1, 2022. The revised Anti-Monopoly Law provides, among others, that the market regulation department of the State Council shall be responsible for anti-monopoly law enforcement, and that business operators shall not abuse data, algorithms, technology, capital advantages and platform rules to exclude or limit competition. According to the revised Anti-monopoly Law, where a concentration of undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be approved by the anti-monopoly authority before parties implement the concentration. Concentration refers to (i) a merger of undertakings; (ii) acquiring control over other undertakings by acquiring equities or assets; or (iii) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means. If any business operator fails to comply with the mandatory declaration requirement, the anti-monopoly authority is empowered to order the operator to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses within certain periods and imposes fines of not more than 10% of its sales amount in the previous year; or not more than RMB5,000,000 if the concentration has no effect of eliminating or restricting competition. The revised Anti-monopoly Law also requires relevant government authorities strengthen the examination of concentration of undertakings in important fields such as national economy and people’s livelihood, etc. pursuant to the laws, and enhances penalties for violation of the regulations regarding concentration of undertakings.

On February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day. As a compliance guidance under the existing PRC anti-monopoly laws and regulations for platform economy operators, the Guideline intends to regulate abuse of a dominant position and other anti-competitive practices. Pursuant to the Guideline, representative examples of abuse of dominance include unfairly locking in exclusive agreements with operators on the platform and targeting specific customers with unreasonable big-data driven tailored pricing through their online behavior to eliminate or limit market competition. In addition, the Guideline stipulates that if any concentration of undertakings involves any variable interest entity, such variable interest entity shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the criteria for declaration as stipulated by the State Council, an operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance.

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

On April 29, 2021, the SCNPC revised the PRC Advertising Law or the Advertising Law, which came into effect on the same date. The Advertising Law applies to all advertising activities conducted via the internet. The Advertising Law requires that users must be able to close online pop-up ads with one click. Moreover, internet service providers are obligated to cease publishing any advertisements that they know or should know are illegal. Violation of these regulations may result in penalties, including fines, confiscation of the advertising incomes, termination of advertising operations and even suspension of the provider’s business license.

On July 4, 2016, the SAIC (the predecessor of the SAMR), issued the Interim Measures for the Administration of Internet Advertising or the Internet Advertising Measures, which came into effect as of September 1, 2016. All advertising activities by means of the internet are governed by the Advertising Law and the Internet Advertising Measures. Pursuant to the Internet Advertising Measures, the term “Internet Advertisement” shall mean commercial advertisement that promotes commodities or services, directly or indirectly, via Internet media such as websites, webpages and internet application programs in the form of texts, pictures, audios, videos or other forms, including the advertisement containing a web link or links, e-mail advertisement, paid search advertisement, and advertisement contained in commercial presentations that promote commodities or services, etc. The Internet Advertising Measures require that an internet advertisement shall be identifiable and clearly identified as an “advertisement” so that users will tell it is an advertisement, and the following activities shall be prohibited: (i) providing or using any application programs or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; (ii) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or (iii) using false statistical data, transmission effect or internet medium value to induce incorrect quotations, seek undue interests or damage the interests of other persons.

On February 25, 2023, the SAMR promulgated the Measures for the Administration of Internet Advertisements, or the Measures for Internet Advertisement Administration, which will take effect on May 1, 2023 and take place of the Internet Advertising Measures. The Measures for Internet Advertisement Administration strengthens the management of, for example, pop-up advertisements, link advertisements and advertorials. The Measures for Internet Advertisement Administration stipulates that the promotion of commodities or services in the form of paid listing on the internet must be conspicuously identified as an advertisement, and it requires advertisers, operators and publishers of internet advertisements containing links to examine the contents in the next level link. Furthermore, the Internet platform operators are obliged to cooperate with advertising monitoring and assist in supervision and provide statistical data.

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

On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in mainland China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in mainland China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the SARFT, the Ministry of Culture and Tourism and the National Press and Publication Administration to adopt detailed implementation rules according to these decisions.

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

Regulations on Producing Audio/Video Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004. On August 28, 2015, State General Administration of Press, Publication, Radio, Film and Television Decree No. 3 was issued to amend some provisions of the aforesaid Measures, which was further revised on by the NRTA on October 29, 2020. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria.

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

On November 26, 2015, the State Council enacted the Administrative Regulations on Maps, or the Maps Regulations, effective as of January 1, 2016. The Maps Regulations requires entities engaging in internet mapping services, such as geographic positioning, the uploading of geographic information or markings, and the development of a public map database, to obtain a relevant qualification certificate for surveying and mapping. The Maps Regulations require entities engaging in online map services to use mapping data approved by the relevant governmental authorities, host servers storing map data within the mainland China, and establish a management system as well as protection measures for the data security of the online maps. The mapping data must not contain any content prohibited by the Maps Regulations, and no entities or individuals are allowed to upload or mark such prohibited content online. Further, entities engaging in internet mapping services shall keep confidential any information involving state secrets and trade secrets acquired during their work.

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

The Notice on Tightening the Administration of Online Live-streaming Services, or the Online Live-streaming Services Notice, was jointly issued by the CAC and five other PRC governmental authorities August 1, 2018. Under the Online Live-streaming Services Notice, the online live-streaming service provider involved in the business of telecommunications and internet news information, online shows, live-streaming of online audiovisual programs and other services shall apply to the relevant departments for licenses on operations of telecommunications business, internet news information services, internet culture business, and internet audio/video program transmission, respectively. In addition, live streaming services providers are required to file with the local public security authority within 30 days after it commences the service online.

According to the Guiding Opinions on Strengthening the Standardized Administration of Online Live-streaming issued by the CAC, the Office of the National Anti-pornography and Anti-illegal Working Group, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the SAMR and the NRTA on February 9, 2021, live streaming platforms that carry out business-oriented online performance activities must hold the Internet Culture Business Permit and carry out ICP filing; live streaming platforms that carry out network audio-visual program services must hold the internet audio/video program transmission license (or complete the registration in the national network audio-visual platform information registration management system) and carry out ICP filing; live streaming platforms that carry internet news information service must hold internet news information service license. Live streaming platforms shall file with local cyberspace administration office in a timely manner, and shall cancel its filing immediately after it ceases to provide live streaming services.

Currently we are providing online live-streaming services through our websites and mobile applications. Autohome Information has obtained an internet audio/video program transmission license on February 9, 2010, and we have renewed our permit to include “live audio-video broadcasting service of cultural activities of social organizations, sport events or other activities”. In addition, in January 2013, Autohome Information obtained an Internet Culture Business Permit, which includes “internet music entertainments, internet games, internet dramas (programs) and internet performances.” As of the date of this annual report, the Internet Culture Business Permit held by the Autohome Information is in the process of the renewal.

Regulations on Internet Publishing

The Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, was jointly issued by the MIIT and the State General Administration of Press, Publication, Radio, Film and Television (the predecessor of the NRTA), or the SAPPRFT, in 2016, and came into effect on March 10, 2016. The Online

Publishing Provisions define “online publishing services” as providing online publications to the public through information networks. Any online publishing services provided in the territory of the mainland China are subject to these provisions. The Online Publishing Provisions requires any internet publishing services provider to obtain an online publishing service license to engage in online publishing services. Under the Online Publishing Provisions, online publications refer to digital works which have publishing features such as digital work that have been edited, produced or processed and which are made available to the public through information networks, including written works, pictures, maps, games, cartoons, audio/video reading materials and other methods. Any online game shall obtain approval from SAPPRFT before it is launched online. Furthermore, Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign-invested enterprises cannot engage in providing online publishing services.

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

Internet news information services shall include service of collecting, editing and publishing internet news information, service of reposting and service of providing dissemination platform. Under the Internet News Provision, internet news service providers shall also include entities that are not established by the press but reproduce internet news from other sources, provide electronic bulletin services on current and political events, and transmit such information to the public. The CAC shall be in charge of the supervision and administration of the internet news information services throughout mainland China.

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

Regulations on E-commerce

China’s e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry. Pursuant to the Measures for the Supervision and Administration of Online Trading (which became effective on May 1, 2021 and apply to business activities involving the sale of commodities or provision of services through the Internet and other information networks as well as the supervision and administration thereof by market regulatory departments), online transaction operators shall go through the market entity registration in accordance with the law, except for the circumstances under which registration is not required as specified in Article 10 of the E-Commerce Law. In addition, online transaction operators shall disclose commodity or service information in a comprehensive, truthful, accurate and timely manner, and protect consumers’ right to know and right to choose. Our platform business is subject to these aforementioned measures.

In August 2018, the SCNPC issued the E-commerce Law of the People’s Republic of China, or the E-commerce Law, which took effect on January 1, 2019. The E-commerce Law strengthens the regulation on e-commerce operators relating to consumer protection, personal data protection and intellectual property rights protection. If the goods or services may affect consumers’ life and health, and a platform operator fails to examine the qualifications of the operators on the platform or fails to fulfill the responsibilities of protecting consumers’ safety, it shall take corresponding liabilities and may be subject to warnings and fines up to RMB2,000,000. In accordance with the E-commerce Law, e-commerce operators include (i) platform operators; (ii) operators on platforms; and (iii) other e-commerce operators that sell goods or provide services through self-established websites or channels other than the platforms. A platform operator shall require operators who apply to sell commodities or provide services on its platform to submit truthful information, verify and register such information, establish registration archives, and regularly verify and update the information. Besides, an e-commerce platform operator shall (i) submit the identification information of the operators on its platform to the competent market regulation authorities and remind the operators to complete the registration with such authorities; (ii) submit identification information and tax-related information to tax authorities and remind the operators to complete the tax registration; (iii) record and retain the information of the products and information on its platform and the sales information; (iv) display the platform service agreement and the transaction rules or links to such information on the homepage of the platform; (v) display information to let users know in the case of any products or services that are provided by the platform operator itself, and take responsibility for such products and services; (vi) establish a credit evaluation system, display the credit evaluation rules, provide consumers with accesses to make comments on the products and services provided on its platform, and refrain from deleting such comments; and (vii) establish intellectual property protection rules, and take necessary measures when any intellectual property holder notifies the platform operator that his intellectual property rights have been infringed.

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

Regulations on Mobile Internet Applications

On June 28, 2016, the CAC promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the Mobile Application Administrative Provisions, which took effect on August 1, 2016. The Mobile Application Administrative Provisions was partially revised on June 14, 2022, and took effect on August 1, 2022. According to the revised Mobile Application Administrative Provisions, “mobile internet applications” refers to application software that run on mobile smart devices providing information services. “Mobile internet application providers” refer to the owners or operators of mobile internet applications. “Application distribution services” refer to the activities of providing application releasing, downloading, dynamic loading and other services through the Internet, including Internet application stores, quick application centers, Internet applet platforms, browser plug-in platforms and other types. The revised Mobile Application Administrative Provisions further emphasizes that mobile internet application providers shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities. According to the revised Mobile Application Administrative Provisions, mobile internet application providers shall not compel users to agree to unnecessary personal information collection out of any reason, and shall not refuse users to use the apps’ basic functions in the event that such users do not consent to the collection of their personal information beyond necessity. On December 16, 2016, the MIIT promulgated the Interim Administrative Provisions on the Pre-installation and Distribution of the Mobile Smart Terminal Application Software, which took effect on July 1, 2017 and requires, among others, that internet information service providers must ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user easily, unless the mobile application is a basic function software, which refers to a software that supports the normal functioning of the hardware and operating system of a mobile smart device. In addition, mobile smart terminal application software involving charges should strictly comply with the relevant regulations such as sale at an expressly marked price, and express the charge standard and method. The content expressed should be true, accurate, eye-catching and normative, and users should be charged only after their confirmation.

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

We acquired Shanghai Jinwu in December 2020 and later established Shanghai Jinyou in December 2021, both of which have been filed as an entity conducting used automobiles business in the MOFCOM’s national car circulation information management and application service systems.

Regulations on Insurance Brokerage Business

In April 2015, the SCNPC promulgated the Insurance Law of PRC. In October 2015, the CIRC promulgated the Provisions on the Supervision and Administration of Insurance Brokers, which was replaced by the Provisions on the Regulation of Insurance Brokers, or the Insurance Brokers Provisions, on May 1, 2018. The Insurance Brokers Provisions define insurance brokers as institutions which provide intermediary services, in favor of the insured, in the course of concluding insurance contracts between the insured and the insurance companies and charge certain commission as agreed. Pursuant to the Insurance Law and Insurance Brokers Provisions, a license for engaging in insurance brokerage businesses is required in the course of setting up an insurance brokerage company. The companies which intend to provide insurance brokerage service should meet certain requirements set up by the CIRC and should not conduct insurance brokerage business unless the aforesaid license is received.

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

Regulations on Auction

Pursuant to the Auction Law of the People’s Republic of China (2015 Amendment), which was promulgated by the SCNPC on July 5, 1996 and last amended on April 24, 2015, and Measures for the Administration of Auctions (2019 Amendment), which was promulgated by the MOFCOM on October 28, 2015 and last amended on November 30, 2019, an enterprise engaging in the bidding and auction of various products as permitted by auction-related laws of the PRC other than cultural relics shall satisfy various criteria, such as having registered capital of at least RMB1 million and at least one qualified auctioneer. To engage in the bidding and auction business, domestic entities shall first be verified and authorized by the municipal counterparts of MOFCOM at the locality, and then obtain auction business permit from the competent provincial counterparts of MOFCOM before launching their auction business. The enterprise engaging in auction business without approval and registration shall be banned by the administrative department for industry and commerce, the illegal gains shall be confiscated and he may also be subject to fines.

Currently, each of Shanghai Jinyou and Shanghai Jinwu holds an auction business approval certificate issued by the Shanghai Municipal Commission of Commerce of the PRC.

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

Patent. The SCNPC adopted the Patent Law in 1984, and amended it in 1992, 2000, 2008 and 2020 (the current effective revision became effective on June 1, 2021). The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of inventions, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the China National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention, a term of ten years in the case of utility models and a term of fifteen years in the case of designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

Copyright. The SCNPC adopted the Copyright Law in 1990 and amended it in 2001, 2010 and 2020 (the current effective revision became effective on June 1, 2021), respectively. The Copyright Law, and its related implementation regulations that were promulgated in 2002 and amended in 2013, are the principal laws and regulations governing the copyright related matters.

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

On December 26, 2009, the SCNPC adopted the Torts Liability Law, which became effective on July 1, 2010 and was abolished by the Civil Code which became effective on January 1, 2021. Pursuant to the Civil Code, both internet users and internet service providers may be liable for the wrongful acts of users who infringe the lawful rights of other parties. If an internet user utilizes internet services to commit a tortious act, the party whose rights are infringed may request the internet service provider to take measures, such as removing or blocking the content, or disabling the links thereto. Failure to take necessary measures after receiving such notice will subject the internet service providers to joint liability for any further damages suffered by the rights holder. Furthermore, if an internet service provider fails to take necessary measures when it knows that an internet user utilizes its internet services to infringe the lawful rights and interests of other parties, it will be held jointly liable with the internet user for damages resulting from the infringement.

Trademark. The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001, 2013 and 2019, protects registered trademarks. The Trademark Office under the China National Intellectual Property Administration handles trademark registrations and grants a term of ten years for registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. We hold “汽车之家” and “车之家” (both meaning “auto home” in English), “AUTOHOME®” and “天天拍车” trademarks in mainland China through the VIEs, with each registered under different categories.

Domain Names. On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, which came into effect on November 1, 2017 and replaced the original measures promulgated in 2004. The measures regulate the registration of domain names, such as the first tier domain name “.cn.” Pursuant to the Implementing Rules on Registration of National Top-level Domain Names promulgated by the China Internet Network Information Center and took into effect on June 18, 2019, the domain name services follow a “first come, first file” principle. Applicants for registration of domain names shall provide their true, accurate and complete information of such domain names to and enter into registration agreements with domain name registration service institutions. The applicants will become the holders of such domain names upon the completion of the registration procedure. We have registered a number of domain names through the VIEs, including autohome.com.cn, autohome.com, che168.com and ttpai.cn.

Regulations on Overseas Offering and Listing

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

On February 17, 2023, the CSRC released the Overseas Listing Trial Measures and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

Regulations on Tax

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—Mainland China” and “Item 10. Additional Information—E. Taxation—Mainland China Taxation.”

Regulations on Foreign Exchange

Foreign exchange activities in mainland China are primarily governed by the following regulations:

•
Foreign Currency Administration Rules (2008), or the Exchange Rules; and
•
Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB will be convertible for current account items, including the distribution of dividends, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of, or registration with, SAFE or its local counterpart. Capital investments by mainland China entities outside of mainland China, after obtaining the required approvals of, or making filings with, the relevant approval authorities, such as the MOFCOM and the NDRC, or their local counterparts, are also required to register with SAFE or its local counterpart.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from or being registered with SAFE or its local counterpart.

In utilizing the proceeds we received from our equity offerings, as an offshore holding company with mainland China subsidiaries, we may (a) make additional capital contributions to our mainland China subsidiaries, (b) establish new mainland China subsidiaries and make capital contributions to these new mainland China subsidiaries, (c) make loans to our mainland China subsidiaries or VIEs or (d) acquire offshore entities with business operations in mainland China in offshore transactions. However, such use of proceeds is subject to mainland China regulations.

On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. On June 9, 2016, SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which revised some provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from registered capital denominated in foreign currency of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than the foreign-invested company’s affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties. Pursuant to both of SAFE Circular 19 and SAFE Circular 16, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will system for foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account, special account for foreign debt or special account for overseas listing into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. According to SAFE Circular 19 and SAFE Circular 16, such Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, it is still not clear whether foreign-invested enterprises like our mainland China subsidiaries are allowed to extend intercompany loans to the VIEs. See “Item 3. Key Information—D. Risk Factor—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, mainland China's entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our equity offerings to make loans to our mainland China subsidiaries and the VIEs or to make additional capital contributions to our mainland China subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-invested enterprises include:

•
the Companies Law (2005, as amended in 2013 and 2018);
•
the Foreign Investment Law (2019);
•
the Implementation Regulation of the Foreign investment Law (2019).

Under these regulations, foreign investors may freely remit into or out of mainland China, in Renminbi or any other foreign currency, their capital contributions, profits, capital gains, income from asset disposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income and so on generated within the territory of mainland China.

Wholly foreign-invested enterprises in the mainland China may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, according to PRC Company Law, these wholly foreign-invested enterprises are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital.

Regulations on Offshore Investment by Mainland China Residents

On July 4, 2014, SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular No. 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular No. 75) promulgated by SAFE on October 21, 2005.

SAFE Circular No. 37 requires mainland China residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such mainland China residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by mainland China residents, share transfer or exchange, merger, division or other material events. In the event that a mainland China resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the mainland China subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in its ability to contribute additional capital into its mainland China subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

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

Should there be any mainland China residents proposed to become our shareholders in the future, they shall register with the competent local branch of SAFE or relevant banks with respect to their investments in our company as required by SAFE Circular No. 37 or SAFE Circular No. 13 and shall update their registration filings with SAFE or relevant banks when there are any changes that should be registered under SAFE Circular No. 37 or SAFE Circular No. 13.

Regulations on Employee Stock Options Plans

In December 2006, the PBOC promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. The relevant implementing rules which were issued in January 2007 and further revised in May 2016 by SAFE specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of an overseas publicly listed company. In February 2012, SAFE promulgated the Stock Option Notice that supersedes the requirements and procedures for the registration of mainland China resident individuals’ participation in stock incentive plans set forth by certain rules promulgated by SAFE in March 2007. The purpose of the Stock Option Notice is to regulate the foreign exchange administration of mainland China resident individuals who participate in employee stock holding plans and share option plans of overseas listed companies.

According to the Stock Option Notice, if a mainland China resident individual participates in any employee stock incentive plan of an overseas listed company, a domestic qualified agent appointed through the mainland China subsidiary of such overseas listed company must, among other things, file, on behalf of such individual, an application with SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or share option exercises. With the approval from SAFE or its local counterpart, the domestic qualified agent shall open a special foreign exchange account at a domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of shares, any dividends issued on the stock and any other income or expenditures approved by SAFE or its local counterpart.

Under the Foreign Currency Administration Rules, as amended, the foreign exchange proceeds of domestic entities and individuals can be remitted into mainland China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, the implementing rules in respect of depositing the foreign exchange proceeds abroad have not been issued by SAFE. The foreign exchange proceeds from the sales of shares can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the domestic bank. If share options are exercised in a cashless exercise, the domestic individuals are required to remit the proceeds to special foreign exchange accounts.

Many issues with respect to the Stock Option Notice require further interpretation. We and our employees working in mainland China who participate in an employee stock incentive plan are subject to the Stock Option Notice as we are an overseas listed company. We have registered with the local counterparts of SAFE for our domestic resident employees who participate in our share incentive plans, as required under the Stock Option Notice and relevant rules. If we or our employees working in mainland China fail to comply with the Stock Option Notice, we and our employees working in mainland China may face sanctions imposed by the PRC foreign exchange authority or any other PRC government authorities, including restrictions on foreign currency conversions and additional capital contribution to our mainland China subsidiaries.

In addition, the MOF and the SAT has issued circulars concerning employee share options. Under these circulars, our employees working in mainland China who exercise share options will be subject to PRC individual income tax. Our mainland China subsidiary has obligations to file documents related to employee share options with relevant tax authorities and withhold the individual income taxes of employees who exercise their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

In addition, employers in mainland China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

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

According to the Regulations on the Administration of Housing Fund, which was promulgated by the State Council and became effective on April 3, 1999, and was amended on March 23, 2002 and March 23, 2019, enterprises in the mainland China must register with the competent managing center for housing provident funds and upon the examination by such center, these enterprises shall complete procedures for opening an account at the relevant bank for the deposit of employees’ housing provident funds. Enterprises are also required to pay and deposit housing provident funds on behalf of their employees in full and in a timely manner. Employers that violate these regulations and fail to process housing provident fund payments or deposit registrations with the housing provident fund administration center within a designated period are subject to a fine ranging from RMB10,000 to RMB50,000.

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

Regulations on Concentration in Merger and Acquisition Transactions

In August 2006, six PRC regulatory agencies, including the CSRC, jointly adopted the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective in September 2006 and was further amended in June 2009. The M&A Rules established procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor will take control of a mainland China domestic enterprise or a foreign company with substantial mainland China operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 and amended on September 18, 2018 are triggered. This M&A Rule also purports to require, among other things, offshore special purpose vehicles, formed for listing purposes through acquisition of mainland China domestic companies and controlled by mainland China companies or individuals, to obtain the approval from the CSRC prior to publicly listing their securities on an overseas stock exchange.

Complying with these requirements could affect our ability to expand our business or maintain our market share. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Certain regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.”

C.
Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and VIEs, as of the date of this annual report:

Autohome Inc,
(Cayman Islands)
100%
16.67%
100%
100%
Cheerbright International Holdings Limited
("Cheerbright")
(British Virgin Islands)
TTP Car Inc.
(Cayman Islands)
Autohome Link Inc.
(Cayman Islands)
Autohome (Hong Kong) Limited
(Hong Kong)
34.33%
100%
100%
100%
Autohome Media Limited
(Hong Kong)
AUTO PAI LTD (BVI)
TTP CAR (HK) LIMITED
(Hong Kong)
Autohome Link
Hong Kong Limited
(Hong Kong)
100%
100%
Outside China
Inside China
100%
100%
Autohome Shanghai Advertising Co., Ltd.
Shanghai Chezhitong Information Technology Co., Ltd.
Chezhiying WFOE
100%
Beijing Prbrownies Software Co., Ltd.
TTP WFOE
100%
100%
Beijing Autohome Advertising Co., Ltd.
Two Individuals(1)
100%
Weiwei Wang(2)
100%
Beijing Autohome Technologies Co., Ltd.
100%
Shengtuo Hongyuan
Shanghai Jinwu
100%
Guangzhou Chezhihuitong Advertising Co., Ltd.
Two Individuals(3)
100%
Guangzhou Autohome Advertising Co., Ltd.
100%
Shanghai Jinyou
100%
100%
Hainan Chezhiyitong Information Technology Co., Ltd.
Autohome WFOE
100%
Tianjin Autohome Software Co., Ltd.
100%
Autohome Zhejiang Advertising Co., Ltd.
Two Individuals(1)
100%
Contractual arrangements
Equity interest
Autohome Information
100%
Shanghai Tianhe

Notes:

(1)
The two individuals are Quan Long and Haiyun Lei, each a PRC citizen. Each of Quan Long and Haiyun Lei holds 50% of the equity interests in each of Autohome Information and Shengtuo Hongyuan. Quan Long is our director, chairman of the board of directors and chief executive officer. Haiyun Lei is an employee of Ping An Group.
(2)
Weiwei Wang, a PRC citizen, holds 100% of the equity interests in Shanghai Jinwu. Weiwei Wang is the founder of TTP Car Inc.
(3)
The two individuals are Weiwei Wang and Lan Zhang, each a PRC citizen. Weiwei Wang holds 95% of the equity interests in Shanghai Jinyou and Lan Zhang holds 5% of the equity interests in Shanghai Jinyou. Weiwei Wang is the founder of TTP Car Inc. Lan Zhang is the vice president of TTP Car Inc.

As of March 31, 2023, Yun Chen owned 45.6% of our total issued and outstanding ordinary shares. Yun Chen is a subsidiary of Ping An Group, which beneficially owned 45.6% of the total voting rights in our company.

Autohome WFOE has entered into a series of contractual agreements with Autohome Information and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in February 2021 by and between Autohome WFOE, Autohome Information, Mr. Quan Long, our chairman of the board of directors and chief executive officer, and Ms. Haiyun Lei. Autohome WFOE has also entered into a series of contractual agreements with Autohome Information and two of its subsidiaries, respectively, namely Autohome Advertising and Chengshi Advertising. Such contractual arrangements allow Autohome WFOE to (i) have power to direct significant activities of Autohome Information and its subsidiaries, (ii) receive substantially all of the economic benefits of Autohome Information and its subsidiaries, and (iii) have an exclusive option to purchase all or part of the equity interests in Autohome Information and its subsidiaries when and to the extent permitted by the PRC laws.

In addition, Chezhiying WFOE has entered into a series of contractual agreements with Shengtuo Hongyuan and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in February 2021 by and between Chezhiying WFOE, Shengtuo Hongyuan, Mr. Quan Long, our chairman of the board of directors and chief executive officer, and Ms. Haiyun Lei. Chezhiying WFOE has also entered into a series of contractual agreements with Shengtuo Hongyuan and its subsidiary, namely Autohome Used Car Appraisal. Such contractual arrangements allow Chezhiying WFOE to (i) have power to direct significant activities of Shengtuo Hongyuan and its subsidiary, (ii) receive substantially all of the economic benefits of Shengtuo Hongyuan and its subsidiary, and (iii) have an exclusive option to purchase all or part of the equity interests in Shengtuo Hongyuan and its subsidiary when and to the extent permitted by the PRC laws.

In December 2020, we acquired TTP which operated an online bidding platform for used automobiles in mainland China primarily through Shanghai Jinwu, which holds an auction business approval certificate and a value-added telecommunications license for engaging in internet information services. In August 2015, TTP WFOE entered into a series of contractual agreements with Shanghai Jinwu and Weiwei Wang, being the individual nominee shareholder of Shanghai Jinwu. In March and May of 2022, TTP WFOE also entered into a series of contractual agreements with Shanghai Jinyou and its individual nominee shareholders, namely Weiwei Wang and Lan Zhang. As of the date of this annual report, the operation of online bidding platform for used automobiles in Shanghai Jinwu is in the process of transferring to Shanghai Jinyou, which also holds an auction business approval certificate and an ICP license for engaging in internet information services. The contractual arrangements of TTP WFOE with Shanghai Jinwu and Shanghai Jinyou, respectively, and their respective shareholder(s) allow TTP to (i) have power to direct significant activities of Shanghai Jinwu and Shanghai Jinyou, (ii) receive substantially all of the economic benefits of Shanghai Jinwu and Shanghai Jinyou, and (iii) have an exclusive option to purchase all or part of the equity interests in Shanghai Jinwu and Shanghai Jinyou when and to the extent permitted by the PRC laws.

For the information regarding our contractual arrangements, please refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities.”

D.
Property, Plants and Equipment

Our corporate headquarters is located in Beijing, China, where we lease office space with an area of approximately 30,123 square meters. We generally make rental payments on a monthly or quarterly basis. In addition, as of December 31, 2022, we also leased office space in 58 cities for our representative offices, including regional operation centers in Shanghai, Guangzhou and Tianjin in China. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

A.
Operating Results

Overview

We are the leading online destination for automobile consumers in mainland China, ranking first among automotive service platforms in terms of mobile daily active users as of December 31, 2022, according to QuestMobile. Through our three websites, autohome.com.cn, che168.com and ttpai.cn, accessible mainly through PCs, mobile devices, our mobile applications and mini apps, we deliver comprehensive, independent and interactive content and tools to automobile consumers as well as a full suite of services to automakers and dealers across the auto value chain.

We generate revenues from media services, leads generation services and online marketplace and others.

•
Media services: Through our media services, we provide automakers with targeted-marketing solutions in connection with brand promotion, new model release and sales promotion. Our large and engaged user base of automobile consumers provides a broad reach for automakers’ marketing messages.
•
Leads generation service: Our leads generation services enable our dealer subscribers to create their own online stores, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of potential customers and effectively market their automobiles to consumers online and ultimately generate sales leads. Our leads generation services also include used car listing services, which provide a user interface that allows potential used car buyers to identify suitable listings and contact the relevant sellers.
•
Online marketplace and others: While we continue to strengthen our media and leads generation services, we are also further developing our online marketplace and other businesses. These businesses focus on providing facilitation services for new and used vehicles transactions and other platform-based services for new and used car buyers and sellers. Through our auto financing business, we provide services to our cooperative financial institutions that involve facilitating the sale of their loans and insurance products to consumers and used automobile sellers. From the end of 2017, we began offering data products, which leverage our intelligent big data analytics capabilities and massive pool of accumulated user data to provide end-to-end data- driven products and solutions for automakers and dealers across different stages of the value chain. We believe the breadth and depth of these products and solutions on our platform will allow us to build a robust and technology-driven automotive ecosystem that covers all aspects of the automobile ownership life cycle. We also provide comprehensive auto-related services to our users by integrating TTP’s offline vehicle examination, ownership transfer services and other ancillary services with our online services.

Our net revenues decreased by 16.4% from RMB8,658.6 million in 2020 to RMB7,237.0 million in 2021, and decreased by 4.1% from RMB7,237.0 million in 2021 to RMB6,940.8 million (US$1,006.3 million) in 2022. Our net income attributable to Autohome Inc. decreased by 31.3% from RMB3,275.7 million in 2020 to RMB2,248.8 million in 2021, and decreased by 17.5% from RMB2,248.8 million in 2021 to RMB1,855.2 million (US$269.0 million) in 2022.

General Factors Affecting Our Results of Operations

Our business and results of operations are significantly affected by mainland China’s overall economic conditions and the general trends in the automotive industry, especially automobile sales in mainland China and the sales and marketing budgets of automakers and dealers. Economic growth in mainland China has contributed to an increase in household disposable income and improved the availability of financing for automobile purchases. New automobile sales in mainland China experienced rapid growth for a sustained period of time until the first decline in annual sales starting in 2018, which trend continued through 2019 and 2020. New automobile sales achieved growth in the first quarter of 2021 primarily due to a low base effect of the first quarter of 2020 during which the COVID-19 pandemic negatively impacted the auto sales, while the decline trend remained throughout the rest of the year of 2021 due to shortage in auto chip supply. With the support of government policies and the ease of the COVID-19 pandemic situation, the automotive industry showed a recovery in 2022. In addition, our business is subject to the overall advertising expenditures by automakers and automobile dealers, the development of online advertising industry in mainland China and the market acceptance of online advertising and promotion. Our results of operations can also be significantly impacted by our ability to minimize costs and maximize efficiency in our operations.

In addition, our business and results of operations may be affected by our user reach, the level of user experience and engagement. Automakers and dealers, which contribute a substantial portion of our revenues, choose to advertise on our websites and mobile applications in significant part because of our leading market position in the online automotive advertising industry and the rich, diverse and customized content on our websites and mobile applications. Also, effective marketing and promotion activities we conduct are critical for us to maintain and enhance our brand recognition and attract more traffic to our platform. We anticipate that our ability to maintain a large user base while delivering superior user engagement and experience will affect our ability to attract new advertisers and dealer subscribers, which will ultimately impact our ability to generate leads and transactions. Finally, our business and results of operations may be affected by the development of e-commerce in mainland China and consumers’ acceptance of online automobile purchases.

Impact of COVID-19 on Our Operations

Our results of operations and financial condition since 2020 were affected by the spread of COVID-19. Going forward, the extent to which COVID-19 impacts our results of operations will depend on the future developments of the outbreak, which are highly uncertain and unpredictable.

Especially during the early stage of the COVID-19 outbreak, the automotive industry in mainland China was negatively impacted, as automobile production and the number of purchasers declined due to precautionary government-imposed closures of certain travel and business, the government’s order to delay resumption of service and mass production and the related quarantine measures. The containment efforts led by the government also caused delay in the near-term marketing demand of our automaker and dealer customers.

The spread of COVID-19 had been substantially controlled in China in late 2020. However, since 2021, there has been a resurgence of COVID-19 cases caused by new variants such as Delta and Omicron in multiple cities in China, as well as across the world. Restrictions had been re-imposed in certain cities to combat such outbreaks and emerging variants of the virus. While substantially all of the restrictions on movement within China had been relaxed as of the date of this annual report, there is great uncertainty as to the future development of the COVID-19 outbreak and its impact on the automotive industry. The extent to which the COVID-19 pandemic impacts us and the Chinese economy as a whole in 2023 and beyond depends on its future developments, which are highly uncertain and unpredictable.

As of December 31, 2022, we had cash and cash equivalents and short-term investments of RMB22.08 billion (US$3.20 billion). We believe our liquidity is sufficient for us to successfully navigate an extended period of uncertainty.

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

We also generate revenues from online marketplace and others, which consist of data products, new and used vehicle transactions, auto financing and others. For data products, we provide end-to-end data-driven products and solutions for automakers and dealers. For new and used vehicle transactions and auto financing business, we provide services such as transaction facilitation, transaction-oriented marketing solutions, sales leads, loan facilitation and insurance brokerage services. The service fees are recognized when the services are provided, sales leads are delivered or upon the successful of transaction facilitation, or over the service period of data-driven products and solutions by automakers and dealers.

The following table sets forth the principal components of our net revenues in absolute amounts and as percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues:
Media services	3,455,056	39.9	2,011,446	27.8	1,963,289	284,650	28.3
Leads generation services	3,198,832	36.9	2,988,075	41.3	3,056,924	443,212	44.0
Online marketplace and others	2,004,671	23.2	2,237,483	30.9	1,920,615	278,463	27.7
Total net revenues	8,658,559	100.0	7,237,004	100.0	6,940,828	1,006,325	100.0

Media Services Revenues

We generate media services revenues primarily from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices. In 2020, 2021 and 2022, 92, 91 and 100 automakers operating in mainland China, respectively, purchased media services from us directly or through third-party advertising agencies. We primarily use a “cost per day” pricing model to price our online advertising services by charging advertisers on a daily basis for an advertisement placed in a given location on our websites and mobile applications. As we continue to grow our user base and enhance user engagement, we have set up “cost per thousand impressions,” “cost per click” and other performance-based pricing models. These initiatives have already begun to generate revenues, but the amount was relatively insignificant compared to the revenues generated from the “cost per day” pricing model.

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

Leads Generation Services Revenues

We generate leads generation services revenues through (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and (iii) used car listing services. Our dealer subscribers are dealers that have purchased subscription packages which are delivered through our dealership information system. We provide our dealer subscribers with additional tools and features to enable them to more effectively market their inventories on our websites and mobile applications. Our used car listing services primarily consist of listing and display of used vehicles and generation of sales leads to dealers through our platform. We provided leads generation services to 24,517, 23,669 and 24,126 dealers in 2020, 2021 and 2022, respectively. The decrease in 2021 was primarily due to the overall decline in mainland China’s automobile market. Our leads generation services revenues accounted for 36.9%, 41.3% and 44.0% of our net revenues in 2020, 2021 and 2022, respectively. We will continue to enhance our ability to (i) increase the penetration rate of high-end subscription packages; (ii) provide more diversified and upgraded value-added services to our dealer customers, leveraging our capabilities of connecting dealers with our large user base; and (iii) ultimately increase the average revenue contribution per dealer.

Online Marketplace and Others Revenues

We generate revenues from online marketplace and others through our data products, new and used vehicle transaction platform, auto financing services and others. Our data products leverage our intelligent big data analytics capabilities and massive pool of accumulated user data to provide end-to-end data-driven products and solutions for automakers and dealers across different stages of the value chain. For new vehicles, our transaction business currently focuses on platform-based services including facilitating transactions, providing transaction-oriented marketing solutions and other platform-based services. For used vehicles, our transaction platform functions as a transaction system, which connects automobile buyers and used automobile sellers and facilitates their vehicle transactions on our platform through providing a wide range of auto related services, such as online bidding services and valuation tools. For our auto financing business, based on users’ preferences and our big data analysis, we recommend a broad range of loans and insurance products offered by our cooperative financial institutions to our users who have auto financing needs and we match them with these financial institutions to facilitate transactions. We have also introduced merchant loans offered by our cooperative financial institutions to automobile sellers. As a result of our acquisition of Shanghai Tianhe in 2017, we currently facilitate the transactions of insurance products between consumers and our cooperative insurance business partner as an insurance brokerage service provider. We also provide comprehensive auto-related services to our users by integrating TTP’s offline vehicle examination, ownership transfer services and other ancillary services with our online services. Our revenues from online marketplace and others accounted for 23.2%, 30.9% and 27.7% of our net revenues in 2020, 2021 and 2022, respectively. Going forward, we will explore diversified business models and opportunities to build a robust and comprehensive e-commerce platform and continue to develop our transaction system and data products businesses.

Cost of Revenues

Cost of revenues refers primarily to (i) operational costs, (ii) content costs, (iii) bandwidth and internet data center (“IDC”) costs and (iv) tax surcharges. The following table sets forth the principal components of our cost of revenues in absolute amounts and as a percentage of our total net revenues for the years/periods indicated:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Operational costs (1)	388,648	4.5	520,805	7.2	548,309	79,497	7.9
Content costs	182,868	2.1	204,614	2.8	359,404	52,109	5.2
Bandwidth and IDC costs	113,858	1.3	105,343	1.5	113,150	16,405	1.6
Tax surcharges	96,958	1.1	39,240	0.5	97,379	14,119	1.4
Others	178,838	2.1	177,890	2.5	116,931	16,953	1.7
Total cost of revenues	961,170	11.1	1,047,892	14.5	1,235,173	179,083	17.8

Note:

(1)
Including share-based compensation expenses of RMB21.4 million for 2020, RMB23.1 million for 2021 and RMB8.6 million (US$1.2 million) for 2022.

Operational Costs

Operational costs consist of costs for our revenue-generating business activities and maintaining our business operations, including the transaction fees incurred on our platform, execution costs of service contracts, salaries and benefits, and share-based compensation expenses of related employees.

Content Costs

Content costs consist of costs for creating and editing the originally-generated content, organizing and maintaining user-generated content on our websites and mobile applications, and purchasing professionally-generated content displayed on our websites and mobile applications.

Bandwidth and IDC Costs

Bandwidth and IDC costs consist of fees that we pay to telecommunication carriers and other service providers for telecommunication services and for hosting our servers at their internet data centers, as well as fees we pay to our content delivery network service provider for the distribution of our content.

Tax Surcharges

Our tax surcharges primarily consist of cultural development fees charged for our advertising services, construction and maintenance tax and education surcharges. Our overall tax surcharges as a percentage of our total net revenues was 1.1% in 2020, 0.5% in 2021 and 1.4% in 2022. The increase of tax surcharges in 2022 was mainly due to the resumption of payment in 2022 of the previously exempted cultural development fees.

Others

Others mainly include depreciation and amortization expenses, telecommunication charges, and miscellaneous charges such as travel and office expenses of our editorial and operation personnel.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and product development expenses. The following table sets forth our operating expenses in absolute amounts and as percentages of our total net revenues for the years indicated:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses
Sales and marketing expenses(1)	3,246,507	37.5	2,759,905	38.1	2,866,206	415,561	41.3
General and administrative expenses(2)	381,843	4.4	543,799	7.5	502,340	72,832	7.2
Product development expenses(3)	1,364,227	15.8	1,398,037	19.3	1,417,094	205,459	20.4
Total operating expenses	4,992,577	57.7	4,701,741	64.9	4,785,640	693,852	68.9

Notes:

(1)
Including share-based compensation expenses of RMB40.1 million for 2020, RMB46.8 million for 2021 and RMB38.3 million (US$5.6 million) for 2022.
(2)
Including share-based compensation expenses of RMB55.9 million for 2020, RMB48.8 million for 2021 and RMB53.2 million (US$7.7 million) for 2022.
(3)
Including share-based compensation expenses of RMB93.9 million for 2020, RMB87.3 million for 2021 and RMB68.8 million (US$10.0 million) for 2022.

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

General and Administrative Expenses

Our general and administrative expenses primarily consist of expected credit losses, personnel-related expenses for management and administrative personnel and professional service fees.

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
VAT refunds	218,412	2.5	231,452	3.2	223,926	32,466	3.2
Government grants	210,022	2.4	51,685	0.7	56,406	8,178	0.8
Others	14,781	0.2	11,104	0.2	47,175	6,840	0.7
Other Operating Income, net	443,215	5.1	294,241	4.1	327,507	47,484	4.7

Taxation

Cayman Islands

Autohome Inc., Autohome Link Inc. and TTP Car Inc. were incorporated in the Cayman Islands. Autohome Inc. conducts substantially all of its business through its mainland China subsidiaries and VIEs. Under the current laws of the Cayman Islands, companies incorporated in the Cayman Islands are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

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

Mainland China

On December 29, 2018, the SCNPC amended the EIT Law, which was issued on March 16, 2007. The Implementing Regulations of the Law of the PRC on Enterprise Income Tax was issued on December 6, 2007 and became effective on January 1, 2008 and was revised on April 23, 2019. Under the EIT Law and its implementation rules, a standard 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions.

An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a “High and New Technology Enterprise” strongly supported by the state. Pursuant to the Administrative Measures on the Recognition of High and New Technology Enterprises, or the Recognition Measures, as amended in January 2016, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation make joint determination on whether an enterprise is qualified as a “High and New

Technology Enterprise” under the EIT Law. In making such determination, these government agencies consider, among other factors, ownership of core technology, whether the key technology supporting the core products or services falls within the scope of high and new technology strongly supported by the state as specified in the Recognition Measures, the ratios of research and development personnel to total personnel, the ratio of research and development expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in relevant guidance. A “High and New Technology Enterprise” certificate is effective for a period of three years.

Autohome WFOE, Chezhiying WFOE, Beijing Autohome Technologies Co., Ltd., or Beijing Autohome Technologies, Beijing Prbrownies Software Co., Ltd., or Beijing Prbrownies, Hainan Chezhiyitong Information Technology Co., Ltd., or Hainan Chezhiyitong, and Tianjin Autohome Software Co., Ltd. (formerly known as Tianjin Autohome Data Information Technology Co., Ltd.), or Tianjin Autohome, are recognized as HNTEs and are eligible for a 15% preferential tax rate effective until 2024, 2023, 2023, 2023, 2022 and 2022, respectively, upon the completion of their filings with the relevant tax authorities.

An enterprise may benefit from a tax exemption or preferential tax rate of 10% under the EIT law if it qualifies as a “Key Software Enterprise.” “Key Software Enterprise” status will be subject to relevant governmental authorities’ assessment each year as to whether they are entitled to the tax exemption or preferential tax rate of 10%. In May 2016, the four PRC governmental authorities jointly issued a notice, pursuant to which an enterprise may be entitled to the preferential income tax rate of 10% by filing with the local tax authority with supporting documentation proving its qualifications to be a “Key Software Enterprise” during its annual income tax filing process. In December 2020, the Ministry of Finance, the State Administration of Taxation, the NDRC, and the MIIT jointly issued a circular which has repealed the original preferential tax treatment applicable to the “Key Software Enterprise.” Such circular provides that the Key Software Enterprise’s EIT would be waived for five years since its first year of making profit and it may benefit from a preferential tax rate of 10% for the following years.

Beijing Prbrownies registered as a KSE and enjoyed a reduced enterprise income tax of 10% for tax year from 2017 to 2021. Tianjin Autohome registered as a KSE in 2021 and enjoyed a tax exemption. Going forward, if Beijing Prbrownies or Tianjin Autohome, fails to complete the filing and registration with the relevant tax authorities, it will no longer enjoy the tax exemption or preferential tax rate.

Pursuant to the Circular on Income Tax Policies for Further Encouraging the Development of Software Industry and Integrated Circuit Industry jointly issued by the SAT and the MOF, on April 20, 2012, the Circular on Issues concerning Preferential Enterprise Income Tax Policies for Software and Integrated Circuit Industries jointly issued by the MOF, the SAT, the NDRC and the MIIT on May 4, 2016, and the Circular on Issues concerning Corporate Income Tax Policies for Promoting High-quality Development of Integrated Circuit Industry and Software Industry jointly issued by the MOF, the SAT, the NDRC and the MIIT on December 11, 2020, eligible software enterprises which pass annual review and filing with the relevant tax authorities can enjoy exemption of enterprise income tax for the first and second year as calculated from the profit making year or no later than December 31, 2017 if no profit is made prior to that date, and thereafter enjoy half of the statutory rate of 25% for the third through fifth year thereafter until the expiration of the preferential period.

Chezhiying WFOE, Hainan Chezhiyitong and Tianjin Autohome are recognized as software enterprise and could be exempt from income tax for the tax year of 2019 and 2020 and enjoyed a 50% reduction in the statutory income tax rate of 25% for the tax year of 2021. Above three entities can continue to enjoy the 12.5% preferential tax rate for the years of 2022 and 2023 provided that they maintains their status as a SE during each relevant tax year.

Except for the above-mentioned entities, our remaining mainland China subsidiaries and all the VIEs were subject to enterprise income tax at a rate of 25%.

If our holding company in the Cayman Islands, Autohome Inc., were deemed to be a “mainland China resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its global income at a rate of 25%. If a subsidiary of us established in Hong Kong were deemed to be a “mainland China resident enterprise” and Autohome Inc. were not deemed to be a “mainland China resident enterprise” under the EIT Law, then dividends payable by such subsidiary to Autohome Inc. may become subject to 10% PRC dividend withholding tax. Under such circumstances, it is not clear whether dividends payable by our mainland China subsidiaries to their respective shareholders in Hong Kong would still be subject to PRC dividend withholding tax at a rate of 5%. If such subsidiary in Hong Kong were deemed to be a “mainland China resident enterprise” under the EIT Law, it would be subject to enterprise income tax at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Our global income and the dividends that we may receive from our mainland China subsidiaries, dividends distributed to our non-mainland China shareholders and ADS holders, and gains recognized by such shareholders or ADS holders, may be subject to PRC taxes under the EIT Law, which would have a material adverse effect on our results of operations.”

Results of Operations

The following table presents our results of operations in absolute amounts and as a percentage of our total net revenues for the years indicated.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues
Media services	3,455,056	39.9	2,011,446	27.8	1,963,289	284,650	28.3
Leads generation services	3,198,832	36.9	2,988,075	41.3	3,056,924	443,212	44.0
Online marketplace and others	2,004,671	23.2	2,237,483	30.9	1,920,615	278,463	27.7
Total net revenues	8,658,559	100.0	7,237,004	100.0	6,940,828	1,006,325	100.0
Cost of revenues(1)	(961,170)	(11.1)	(1,047,892)	(14.5)	(1,235,173)	(179,083)	(17.8)
Gross Profit	7,697,389	88.9	6,189,112	85.5	5,705,655	827,242	82.2
Operating expenses
Sales and marketing expenses(1)	(3,246,507)	(37.5)	(2,759,905)	(38.1)	(2,866,206)	(415,561)	(41.3)
General and administrative expenses(1)	(381,843)	(4.4)	(543,799)	(7.5)	(502,340)	(72,832)	(7.2)
Product development expenses(1)	(1,364,227)	(15.8)	(1,398,037)	(19.3)	(1,417,094)	(205,459)	(20.4)
Total operating expenses	(4,992,577)	(57.7)	(4,701,741)	(65.0)	(4,785,640)	(693,852)	(68.9)
Other operating income, net	443,215	5.1	294,241	4.1	327,507	47,484	4.7
Operating profit	3,148,027	36.3	1,781,612	24.6	1,247,522	180,874	18.0
Interest and investment income, net(2)	392,160	4.5	395,245	5.5	565,090	81,931	8.1
Earnings/(loss) from equity method investments	(1,246)	0.0	301	0.0	(49,766)	(7,215)	(0.7)
Income before income taxes	3,538,941	40.8	2,177,158	30.1	1,762,846	255,590	25.4
Income tax expense	(260,945)	(3.0)	(34,006)	(0.5)	61,780	8,957	0.9
Net income	3,277,996	37.8	2,143,152	29.6	1,824,626	264,547	26.3
Net loss/(income) attributable to noncontrolling interests	(2,338)	0.0	105,633	1.5	30,548	4,429	0.4
Net income attributable to Autohome Inc.	3,275,658	37.8	2,248,785	31.1	1,855,174	268,976	26.7
Accretion of mezzanine equity.	—	0.0	(411,792)	(5.7)	(137,610)	(19,952)	(2.0)
Accretion attributable to noncontrolling interests.	—	0.0	311,573	4.3	89,612	12,993	1.3
Net income attributable to ordinary shareholders.	3,275,658	37.8	2,148,566	29.7	1,807,176	262,017	26.0

Note:

(1)
Including share-based compensation expenses as follows:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of Share-Based Compensation Expenses
Cost of revenues	21,372	0.2	23,142	0.3	8,608	1,248	0.1
Sales and marketing expenses	40,103	0.5	46,823	0.6	38,317	5,555	0.6
General and administrative expenses	55,868	0.6	48,803	0.7	53,209	7,715	0.8
Product development expenses	93,863	1.1	87,292	1.2	68,756	9,969	1.0
Total share-based compensation expenses	211,206	2.4	206,060	2.8	168,890	24,487	2.5

(2)
The Company corrected the amount of goodwill, retained earnings in equity, interest and investment income, net by revising the previously issued financial statements as of December 31, 2020 and 2021, and for the year ended December 31, 2020. The correction involved revising an understatement of loss from settlement of a pre-existing relationship in connection with the TTP acquisition in 2020 resulting in a RMB129.57 million decrease to interest and investment income, net in the consolidated statement of Comprehensive Income for the year ended December 31, 2020, a RMB129.57 million decrease to retained earnings in equity as of December 31, 2020 and 2021 and a corresponding decrease in goodwill as of December 31, 2020 and 2021.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Revenues

Our net revenues decreased by 4.1% from RMB7,237.0 million in 2021 to RMB6,940.8 million (US$1,006.3 million) in 2022.

Media services. Our media services revenues decreased by 2.4% from RMB2,011.4 million in 2021 to RMB1,963.3 million (US$284.7 million) in 2022. The decrease in revenues from our media services was primarily attributable to a 11.2% decrease in average revenue per automaker advertiser from RMB22.1 million in 2021 to RMB19.6 million in 2022.

Leads generation services. Leads generation services revenues increased by 2.3% from RMB2,988.1 million in 2021 to RMB3,056.9 million (US$443.2 million). The increase in leads generation services revenues was mainly driven by the higher pricing policy in 2022.

Online marketplace and others. Revenues from online marketplace and others decreased by 14.2% from RMB2,237.5 million in 2021 to RMB1,920.6 million (US$278.5 million) in 2022. This decrease was primarily attributable to automakers’ decreased spending on data products and the impact of COVID-19 pandemic in China.

Cost of Revenues

Our cost of revenues increased by 17.9% from RMB1,047.9 million in 2021 to RMB1,235.2 million (US$179.1million) in 2022. In addition, share-based compensation expenses included in cost of revenues in 2022 was RMB8.6 million (US$1.2 million), compared to RMB23.1 million in 2021.

Operational costs. Our operational costs increased by 5.3% from RMB520.8 million in 2021 to RMB548.3 million (US$79.5 million) in 2022.

Content Costs. Our content costs increased by 75.6% from RMB204.6 million in 2021 to RMB359.4 million (US$52.1 million) in 2022, primarily due to continuous investment in content generation, acquisition and execution.

Bandwidth and IDC Costs. Our bandwidth and IDC costs increased by 7.4% from RMB105.3 million in 2021 to RMB113.2 million (US$16.4 million) in 2022.

Tax Surcharges. Tax surcharges increased by 148.2% from RMB39.2 million in 2021 to RMB97.4 million (US$14.1 million) in 2022, primarily due to the resumption of payment in 2022 of the previously exempted cultural development fees.

Others. Other costs decreased by 34.3% from RMB177.9 million in 2021 to RMB116.9 million (US$17.0 million) in 2022.

Operating Expenses

Our operating expenses increased by 1.8% from RMB4,701.7 million in 2021 to RMB4,785.6 million (US$693.9 million) in 2022.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 3.9% from RMB2,759.9 million in 2021 to RMB2,866.2 million (US$415.6 million) in 2022 primarily due to the increase in marketing and promotional spending. As a percentage of net revenues, sales and marketing expenses were 41.3% in 2022, compared to 38.1% in 2021. Share-based compensation expense included in sales and marketing expenses in 2022 was RMB38.3 million (US$5.6 million), compared to RMB46.8 million in 2021.

General and Administrative Expenses. Our general and administrative expenses decreased by 7.6% from RMB543.8 million in 2021 to RMB502.3 million (US$72.8 million) in 2022. This decrease was primarily due to the decline of expected credit losses and professional expenses. As a percentage of net revenues, general and administrative expenses decreased from 7.5% in 2021 to 7.2% in 2022. Share-based compensation expense included in general and administrative expenses in 2022 was RMB53.2 million (US$7.7 million), compared to RMB48.8 million in 2021.

Product Development Expenses. Our product development expenses increased by 1.4% from RMB1,398.0 million in 2021 to RMB1,417.1 million (US$205.5 million) in 2022. As a percentage of net revenues, product development expenses were 20.4% in 2022, compared to 19.3% in 2021. Share-based compensation expense included in product development expenses in 2022 was RMB68.8 million (US$10.0 million), compared to RMB87.3 million in 2021.

Other operating income, net

Our other operating income, net, primarily consists of VAT refund, government grants and others. Other operating income, net, was RMB327.5 million (US$47.5 million) in 2021, compared to RMB294.2 million in 2021. The increase in other net operating income was primary due to the increase of input VAT deductions.

Income before Income Taxes

Our income before income taxes was RMB1,762.8 million (US$255.6 million) in 2022, compared to RMB2,177.2 million in 2021.

Income Tax Expense

We recorded an income tax benefit of RMB61.8 million (US$9.0 million) in 2022, compared to an income tax expense of RMB34.0 million in 2021, primarily due to the lower taxable income and tax filing adjustments as a result of the PRC preferential income tax rate and tax holidays for certain subsidiaries in 2022.

Net Income Attributable to Autohome

As a result of the foregoing, we had net income attributable to Autohome of RMB1,855.2 million (US$269.0 million) in 2022, decreasing by 17.5% compared to net income attributable to Autohome Inc. of RMB2,248.8 million in 2021.

Net Income attributable to Ordinary Shareholders

The net income attributable to ordinary shareholders was RMB1,807.2 million (US$262.0 million) in 2022, decreasing by 15.9 % compared to net income attributable to ordinary shareholders of RMB2,148.6 million in 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenues

Our net revenues decreased by 16.4% from RMB8,658.6 million in 2020 to RMB7,237.0 million in 2021.

Media services. Our media services revenues decreased by 41.8% from RMB3,455.1 million in 2020 to RMB2,011.4 million in 2021. The decline was primarily due to the decrease in average revenue per automaker advertiser, who adjusted their advertising budgets due to the ongoing global chip shortage and the elevated pricing of raw materials. The decrease in revenues from our media services was primarily attributable to a 41.1% decrease in average revenue per automaker advertiser from RMB37.6 million in 2020 to RMB22.1 million in 2021.

Leads generation services. Leads generation services revenues decreased by 6.6% from RMB3,198.8 million in 2020 to RMB2,988.1 million in 2021. The decline in leads generation services revenues was mainly driven by decreases in dealers’ marketing spending.

Online marketplace and others. Revenues from online marketplace and others increased by 11.6% from RMB2,004.7 million in 2020 to RMB2,237.5 million in 2021. This increase was primarily attributable to the increased contribution from data products and the consolidation of TTP.

Cost of Revenues

Our cost of revenues increased by 9.0% from RMB961.2 million in 2020 to RMB1,047.9 million in 2021. In addition, our cost of revenues included share-based compensation expenses, which were RMB23.1 million in 2021, compared to RMB21.4 million in 2020.

Operational costs. Our operational costs increased by 34.0% from RMB388.6 million in 2020 to 520.8 million in 2021, which was mainly due to the consolidation of TTP.

Content Costs. Our content costs increased by 11.9% from RMB182.9 million in 2020 to RMB204.6 million in 2021, primarily due to the increased investment in content generation, acquisition and execution.

Bandwidth and IDC Costs. Our bandwidth and IDC costs decreased by 7.5% from RMB113.9 million in 2020 to RMB105.3 million in 2021.

Tax Surcharges. Tax surcharges decreased by 59.5% from RMB97.0 million in 2020 to RMB39.2 million in 2021, as a result of the revenue decline.

Others. Other costs decreased by 0.5% from RMB178.8 million in 2020 to RMB177.9 million in 2021.

Operating Expenses

Our operating expenses decreased by 5.8% from RMB4,992.6 million in 2020 to RMB4,701.7 million in 2021.

Sales and Marketing Expenses. Our sales and marketing expenses decreased by 15.0% from RMB3,246.5 million in 2020 to RMB2,759.9 million in 2021 primarily due to the decrease in promotional spending and continual budget control. As a percentage of net revenues, sales and marketing expenses were 38.1% in 2021, compared to 37.5% in 2020. Our sales and marketing expenses included share-based compensation expenses of RMB46.8 million in 2021, compared to RMB40.1 million in 2020.

General and Administrative Expenses. Our general and administrative expenses increased by 42.4% from RMB381.8 million in 2020 to RMB543.8 million in 2021. This increase was primarily due to the consolidation of TTP. As a percentage of net revenues, general and administrative expenses increased from 4.4% in 2020 to 7.5% in 2021. Our general and administrative expenses included share-based compensation expenses of RMB48.8 million in 2021, compared to RMB55.9 million in 2020.

Product Development Expenses. Our product development expenses increased by 2.5% from RMB1,364.2 million in 2020 to RMB1,398.0 million in 2021 primarily due to the consolidation of TTP. As a percentage of net revenues, product development expenses were 19.3% in 2021, compared to 15.8% in 2020. Our product development expenses included share-based compensation expenses of RMB87.3 million in 2021, compared to RMB93.9 million in 2020.

Other operating income, net

Our other operating income, net, primarily consists of VAT refund, government grants and others. Other operating income, net, was RMB294.2 million in 2021, compared to RMB443.2 million in 2020. The decrease in other net operating income was primary due to the reduction of certain government subsidies.

Income before Income Taxes

Our income before income taxes was RMB2,177.2 million in 2021, compared to RMB3,538.9 million in 2020.

Income Tax Expense

We incurred income tax expense of RMB34.0 million in 2021, representing a 87.0% decrease compared to RMB260.9 million in 2020, primarily due to the lower taxable income in 2021.

Net Income Attributable to Autohome

As a result of the foregoing, we had net income attributable to Autohome of RMB2,248.8 million in 2021, decreasing by 31.3% compared to net income attributable to Autohome of RMB3,275.7 million in 2020.

Net Income attributable to Ordinary Shareholders

The net income attributable to ordinary shareholders was RMB2,148.6 million in 2021, decreasing by 34.4% compared to net income attributable to ordinary shareholders of RMB3,275.7 million in 2020.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in mainland China increased by 2.5%, 0.9% and 2% in 2020, 2021 and 2022, and the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in mainland China.

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.
Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2022, we had cash and cash equivalents, restricted cash and short-term investments altogether amounting to RMB22.10 billion (US$3.20 billion).

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

The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	3,325,631	3,523,934	2,565,075	371,902
Net cash used in investing activities	(2,985,458)	(3,813,013)	(3,109,417)	(450,823)
Net cash (used in)/generated from financing activities	(546,967)	2,898,296	(1,140,065)	(165,294)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(17,556)	(46,809)	168,325	24,403
Net (decrease)/increase in cash and cash equivalents and restricted cash	(224,350)	2,562,408	(1,516,082)	(219,812)
Cash and cash equivalents and restricted cash at beginning of year	1,993,498	1,769,148	4,331,556	628,017
Cash and cash equivalents and restricted cash at end of year	1,769,148	4,331,556	2,815,474	408,205

Operating Activities

Net cash generated from operating activities was RMB2,565.1 million (US$371.9 million) for 2022. The difference between the net income of RMB1,824.6 million (US$264.5 million) and the net cash generated from the operating activities of RMB2,565.1 million was primarily due to additional cash of RMB120.2 million (US$17.4 million) generated from working capital, and adding back certain non-cash expense items including share-based compensation of RMB168.9 million (US$24.5 million), amortization of operating lease right-of-use asset of RMB 118.8 million (US$17.2 million) and depreciation of RMB226.1 million (US$32.8 million). The change in working capital was in turn the result of (i) a RMB203.6 million (US$29.5 million) decrease in accounts receivable; (ii) a RMB534.3 million (US$77.5 million) increase in accrued expenses and other payables; (iii) a RMB405.9 million (US$58.8 million) decrease in deferred revenue; and (iv) a RMB101.5 million (US$14.7 million) increase in other non-current assets.

The decrease in accounts receivable was in line with the decrease in revenue. The increase in accrued expenses and other payables was primarily attributable to the increased promotion expenses. The decrease in deferred revenue was primarily attributable to the extension of collection of subscription fees from certain dealers affected by the outbreak of COVID 19 in December 2022. The increase in other non-current assets was primarily attributable to the recognition of operating lease right-of-use assets.

Net cash generated from operating activities was RMB3,523.9 million for 2021. The difference between the net income of RMB2,143.2 million and the net cash generated from the operating activities of RMB3,523.9 million was primarily due to additional cash of RMB735.4 million generated from working capital, and adding back certain non-cash expense items including share-based compensation of RMB206.1 million, and depreciation of RMB225.3 million. The change in working capital was in turn the result of (i) a RMB931.4 million decrease in accounts receivable; (ii) a RMB432.2 million decrease in accrued expenses and other payables; (iii) a RMB237.3 million increase in deferred revenue; and (iv) a RMB148.2 million increase in income tax payable.

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

Net cash generated from operating activities was RMB3,325.6 million for 2020. The difference between the net income of RMB3,278.0 million and the net cash generated from the operating activities of RMB3,325.6 million was primarily due to additional cash of RMB593.6 million used for working capital, partially offset by adding back certain non-cash expense items including share-based compensation of RMB211.2 million and depreciation of RMB158.2 million. The change in working capital was in turn the result of (i) a RMB217.7 million increase in prepaid expenses and other current assets; (ii) a RMB252.9 million increase in other non-current assets, and (iii) a RMB158.3 million decrease in accrued expenses and other payables.

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

As of December 31, 2022, 89.3% (or RMB2,070.0 million) of our total accounts receivable at the end of 2021 and 94.4% (or RMB3,071.5 million) of our total accounts receivable at the end of 2020 were subsequently settled. Our accounts receivable turnover days, which are the average accounts receivable balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period, were 134.0 days in 2020, 132.7 days in 2021 and 106.9 days in 2022.

Investing Activities

Net cash used in investing activities was RMB3,109.4 million (US$450.8 million) in 2022, which was primarily attributable to purchase of term deposits and adjustable-rate financial products, increased capital expenditures primarily related to the purchase of servers and software, and acquisition of equity investment in Ping An Capital Co., Ltd.

Net cash used in investing activities was RMB3,813.0 million in 2021, which was primarily attributable to purchase of term deposits and adjustable-rate financial products, increased capital expenditures primarily related to the purchase of servers and software, and payment related to the acquisition of TTP.

Net cash used in investing activities was RMB2,985.5 million in 2020, which was primarily attributable to acquisition of TTP Car Inc., purchase of term deposits and adjustable-rate financial products and increased capital expenditures primarily related to the purchase of servers and software.

Financing Activities

Net cash used in financing activities in 2022 was RMB1,140.1 million (US$165.3 million), which was primarily attributable to payment for repurchase of ordinary shares and payment of dividends.

Net cash generated from financing activities in 2021 was RMB2,898.3 million, which was primarily attributable to the net proceeds from issuance of our ordinary shares in connection with the listing on the Hong Kong Stock Exchange in March 2021, partially offset by payment of dividends, and payment for repurchase of ordinary shares.

Net cash used in financing activities in 2020 was RMB547.0 million, which was attributable to payment of dividends, partially offset by proceeds from exercise of share-based awards.

Material Cash Requirement

Our material cash requirement as of December 31, 2022 and any subsequent interim period include our capital expenditures and operating lease obligations.

Our capital expenditures were primarily used for the purchase of servers and software for our business. Cash outflow in connection with capital expenditures amounted to RMB263.9 million, RMB218.8 million, and RMB116.5 million (US$16.9 million) in 2020, 2021 and 2022, respectively.

Our operating lease obligations mainly relate to the lease of office space and internet data centers. Lease cost for the years ended December 31, 2020, 2021 and 2022 were RMB213.5 million, RMB231.5 million and RMB215.7 million (US$31.3 million), respectively, with the figures in 2020, 2021 and 2022 including those related to lease of data centers.

The following summarizes our contractual obligations as of December 31, 2022:

	Payments Due by Period
	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
Operating lease obligations (1)	64,341	54,737	6,061	—	125,139

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.
Holding Company Structure

Our ability to pay dividends is primarily dependent on our receiving distributions of funds from our subsidiaries. Relevant statutory laws and regulations of mainland China permit payments of dividends by our mainland China subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of our mainland China subsidiaries.

Under PRC law, our mainland China subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund and allocate at least 10% of their after-tax profits on an individual company basis as determined under PRC accounting standards to the general reserve, and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, they are also required to make appropriations to the enterprise expansion fund and staff welfare and bonus fund at the discretion of their respective boards of directors. The VIEs in mainland China are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2020, 2021 and 2022, our mainland China subsidiaries and the VIEs had appropriated RMB87.8 million, RMB91.3 million and RMB93.6million (US$13.6 million), respectively, of retained earnings for their statutory reserves.

As a result of these mainland China laws and regulations, prior to allocations of after-tax profits to the statutory reserves, our PRC subsidiaries and the VIEs are restricted in their ability to transfer a portion of their net assets to us.

Foreign exchange and other regulation in the PRC may further restrict our mainland China subsidiaries and the VIEs from transferring funds to us in the form of dividends, loans and advances. As of December 31, 2020, 2021 and 2022, the amounts of the net restricted assets of our mainland China subsidiaries and the VIEs were RMB4,582.9 million, RMB4,925.0 million and RMB5,162.5 million, (US$748.5 million), respectively.

C.
Research and Development, Patents and Licenses, etc.

Technology and Product Development

Our technologies and infrastructure are critical to our success. We follow a user-centric strategy for our system architecture and have developed a robust and scalable technology platform driven by AI, big data and cloud technologies with sufficient flexibility to support our rapid growth.

We had an experienced product development team of 1,322 engineers as of December 31, 2022. Our past innovation has focused on helping users research, select and purchase suitable vehicles through our websites. We plan to develop additional products and services for our mobile applications and media-related technology and enhance our big data analytics capabilities and AR- and VR-related technologies. See “Item 4. Information on the Company—B. Business Overview—Technology and Product Development” for more details.

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2022 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Allowance for Credit Losses

The allowance for credit losses represents our management’s estimate of the expected lifetime credit losses inherent in accounts receivables as of December 31, 2022. The adequacy of allowance for credit losses is assessed quarterly, and the assumptions and models used in establishing the allowance are evaluated regularly.

We estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics and estimated the allowance for credit losses on receivables not sharing similar risk characteristic on an individual basis. The key factors considered when determining the allowances for credit losses include the historical loss experience, lifetime for debt recovery, financial performance of the customers, current and future economic conditions.

We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses are recorded as general and administrative expenses on the consolidated statements of comprehensive income. Changes in these estimates and assumptions could materially affect the credit losses.

Mezzanine Equity

The mezzanine equity represents the convertible redeemable noncontrolling interests in TTP as of December 31, 2022. According to different share purchase agreements between TTP and its preferred shareholders, the accounting measurement of TTP’s different rounds of preferred share issuance varies. Depending on the accounting measurement adopted, the value of mezzanine equity we recorded can be determined as (i) a percentage of the issue price, (ii) the fair value of the underlying convertible redeemable noncontrolling interests or a percentage of the issue price, whichever is higher, and (iii) the fair value of the underlying convertible redeemable noncontrolling interests or the compound annual interests accrued on such convertible redeemable noncontrolling interests, whichever is higher . See Note 20 to our consolidated financial statements for information regarding mezzanine equity.

The valuation of the fair value of these convertible redeemable noncontrolling interests is based on valuation techniques under the income approach and market approach. Major assumptions used in determining the fair value of these convertible redeemable noncontrolling interests include revenue growth rate, operating margin and discount rate. The projection of revenue growth rate is consistent with our management’s current assumptions about our business outlook in a short term and our management’s best estimates of our long-term growth and the return on equity in a longer term.

In addition, we used the option pricing model in determining the fair value. The major unobservable input used in the option pricing model included the equity value of underlying business, which was determined by our management using valuation techniques under the income approach and the market approach. The significant assumptions used in the valuation included revenue growth rate, operating margin, discount rate and selection of valuation multiples.

Critical Accounting Policies

When reviewing our consolidated financial statements, you should consider (a) our selection of critical accounting policies, (b) the judgment and other uncertainties affecting the application of such policies and (c) the sensitivity of reported results to changes in conditions and assumptions. For further information on our significant accounting policies, see Note 2 to our consolidated financial statements for 2020, 2021 and 2022. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. They should be read in conjunction with our consolidated financial statements, the risks and uncertainties as described under “Item 3. Key Information—D. Risk Factors” and other disclosures included in this annual report.

Revenue Recognition and Accounts Receivable

The Company accounts for revenue in accordance with the ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASC 606”). ASC 606 permits entities to apply one of two methods: retrospective or modified retrospective, since first adoption on January 1, 2018. ASC 606 was adopted on January 1, 2018 using the modified retrospective method. Results for the three years ended December 31, 2020, 2021 and 2022 are presented under ASC 606. The adoption changed the presentation of value-added-tax on gross basis to net basis and there was no adjustment to the beginning retained earnings on January 1, 2018. Our revenues are derived from media services, leads generation services and online marketplace and others. Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The recognition of revenue involves certain management judgments including identification of performance obligations, stand-alone selling price for each performance obligation, estimation of variable consideration represented by sales rebates, etc. We provide rebates to agency companies based on their cumulative annual advertising and service volume, and the timeliness of their payments, which are accounted for as variable consideration. We estimate our obligations under such agreements by applying the most likely amount method, based on an evaluation of the likelihood of the agency companies’ achievement of the advertising and service volume targets and the timeliness of their payments, after taking into account the agency companies’ purchase trends and history. A refund liability, included in accrued expenses and other payables, is recognized for expected sales rebates payable to agency companies in relation to advertising services provided. We recognize revenue for the amount of fees we receive from the customers, after deducting these sales rebates, and net of VAT collected from customers. We believe that there will not be significant changes to our estimates of variable consideration and update the estimate at each reporting period as actual utilization becomes available.

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

For the data products, we provide data-driven products and solutions for automakers and dealers, and recognize revenue over the service period of data-driven products and solutions by the automakers and dealers.

For the new and used vehicle transaction business, we provide platform-based services including facilitation of transactions, transaction-oriented marketing solutions, and generation of sales leads. For the new car vehicle transaction, we act as the platform for users to review automotive-related information and inquiry, and facilitates of transaction by delivering sales leads to the automakers. For the used vehicle transaction, we act as a used car consumer-to-business-to-consumer transaction system that facilitates the used car transaction between the sellers and buyers and charge the service fee per each sale. The new and used vehicle transaction revenue is recognized at a point in time when the sales leads are delivered or upon the successful facilitation of transaction.

For the auto-financing business, we provide a platform which serves as a bridge to match users and automobile sellers that have auto financing needs with our cooperative financial institutions that offer a variety of products covering merchant loans, consumer loans, leases and insurance services. The auto-financing service fee is charged on a per sale or lead basis, and the service fee is recognized at a point in time when the sales leads are delivered or upon the successful facilitation of transaction.

Contract Balances and Accounts Receivable

Deferred revenue is primarily related to the advanced payment related to dealer subscription services and used car listings under leads generation services. As of December 31, 2020 and 2021 and 2022, there was deferred revenue of RMB1,315.7million, RMB1,553.0 million and RMB1,147.1 million (US$166.3 million), respectively.

The beginning balance of deferred revenue of RMB1,553.0 million was fully recognized as revenue for the year ended December 31, 2022.

Accounts receivable are carried at net realizable value. Prior to the adoption of ASC 326, an allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. On January 1, 2020, we adopted Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”) using the modified retrospective transition method. ASC 326 replaces the existing incurred loss impairment model with a forward-looking current expected credit loss (“CECL”) methodology. We estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics and estimated the allowance for credit losses on receivables not sharing similar risk characteristic on an individual basis. The key factors considered when determining the allowances for credit losses include the historical loss experience, lifetime for debt recovery, financial performance of the customers, current and future economic conditions. An accounts receivable balance is written off after all collection effort has ceased.

Practical Expedients and Exemptions

We have elected to use the practical expedient to not disclose the remaining performance obligations for contracts that have durations of one year or less. We do not have significant remaining performance obligations in excess of one year. For the remaining performance obligations as of December 31, 2022, most of them are to be recognized within a year

The revenue standard requires us to recognize an asset for the incremental costs of obtaining a contract with a customer if the benefit of those costs is expected to be longer than one year. We have determined that sales commission for sales personnel meet the requirements of capitalization. However, we apply a practical expedient to expense these costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.

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

New Lease Accounting Policies

We determine if an arrangement is a lease and determine the classification of the lease, as either operating or finance, at commencement. We have operating leases for office buildings and data centers and has no finance leases as of December 31, 2022. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

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

Our lease agreements contain both lease and non-leas components, which are accounted for separately based on their relative standalone price.

As of December 31, 2022, we recognized the following items related to operating lease in its consolidated balance sheet.

	As of December 31, 2022
	RMB	US$
	(in thousands)
Operating lease ROU assets	115,118	16,691
Operating lease liabilities, current portion	59,798	8,670
Operating lease liabilities, non-current portion	50,591	7,335

Lease cost recognized in our consolidated statements of comprehensive income is summarized as follows:

	For the Year Ended December 31, 2022
	RMB	US$
	(in thousands)
Operating lease cost	128,081	18,570
Cost of other leases with terms less than one year	87,603	12,701

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

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Our goodwill at December 31, 2020, 2021 and 2022 was related to our acquisition of Cheerbright, China Topside, Norstar and TTP. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

Our management has determined that we represent the lowest level within the entity at which goodwill is monitored for internal management purposes. Our management evaluated the recoverability of goodwill by performing a qualitative assessment at the reporting unit level. Based on an assessment of the qualitative factors, our management determined that it is more-likely-than-not that the fair value of the reporting unit is in excess of its carrying amount. As of December 31, 2020, 2021 and 2022, goodwill was RMB3.9 billion, RMB3.9 billion and RMB3.9 billion (US$571.5 million), respectively. No impairment loss was recorded for any of the years presented. If we reorganize our reporting structure in a manner that changes the composition of one or more of its reporting units, goodwill is reassigned based on the relative fair value of each of the affected reporting units.

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Quan Long	52	Director, Chairman of the Board and Chief Executive Officer
Jun Lu	49	Director
Jing Xiao	50	Director
Zheng Liu	54	Director
Junling Liu	58	Independent Director
Tianruo Pu	54	Independent Director
Dazong Wang	68	Independent Director
Bibo Xiang	45	Chief Technology Officer
Craig Yan Zeng	55	Chief Financial Officer

Mr. Quan Long has served as our director, chairman of the board and chief executive officer since January 2021. Before joining Autohome, Mr. Long had held a series of leadership roles within Ping An Group since he first joined as a salesman in 1998, including as the assistant general manager, vice general manager and general manager of several provincial-level branches of Ping An Property & Casualty Insurance Company of China, Ltd. He has served as vice general manager of Ping An Property & Casualty Insurance Company of China, Ltd. since December 2018. In addition, Mr. Long has extensive experience in business management at leading Internet companies, such as serving as the assistant general manager of Lufax Holding Ltd (NYSE: LU; HKEX: 6623) in charge of insurance business between October 2015 and January 2017, as the senior director of Ant Group’s insurance business since February 2017, and as the director, general manager and chief executive officer of Cathay Insurance Company Limited between June 2017 and September 2018. Mr. Long received his bachelor’s degree in engineering and master’s degree in engineering in June 1992 and April 2001, respectively, both from Wuhan University of Technology.

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

Mr. Junling Liu has served as our independent director since January 2015. Mr. Liu is the co-founder, chairman and chief executive officer of 111, Inc. (Nasdaq: YI), an online healthcare cloud service provider. He co-founded and served as chief executive officer of YHD.com from 2008 to 2015. Prior to founding YHD.com, Mr. Liu served as the global vice president and president for mainland China and Hong Kong at Dell Inc. from 2006 to 2007. He also held various executive positions at internationally renowned technology companies such as Avaya (China) Communication Co., Ltd, Mr. Liu serves as an independent director of Hua Medicine (HKEX: 02552). Mr. Liu received his bachelor’s degree in education from Flinders University in Australia and master’s degree in international business administration from Flinders University.

Mr. Tianruo Pu has served as our independent director since December 2016. Mr. Pu currently serves as an independent director and chairman of the audit committee of OneConnect Financial Technology Co., Ltd. (NYSE: OCFT; HKEX: 6638), a financial technology company, as an independent director and chairman of the audit committee of 3SBio Inc. (HKEX: 1530), a bio-pharmaceutical company and as a director, chairman of the audit committee and member of the compensation committee as well as nominating and corporate governance committee of AnPac Bio-Medical Science Co., Ltd. (Nasdaq: ANPC), a bio-medical company. Mr. Pu has more than twenty years of work experience in finance and accounting in both the United States and China. Previously, Mr. Pu served as the chief financial officer of several companies including Zhaopin Limited (formerly NYSE: ZPIN), UTStarcom (Nasdaq: UTSI) and Nuokang Bio-Pharmaceutical (formerly Nasdaq: NKBP). Mr. Pu received an MBA degree in June 2000 from Northwestern University’s Kellogg School of Management in the U.S. and a Master of Science degree in accounting in May 1996 from the University of Illinois in the U.S.

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

Mr. Bibo Xiang has extensive experience in the fields of search engine, commercial advertising, recommendation system, natural language processing and data mining. Prior to joining Autohome, Mr. Xiang served as senior vice president of VIPKID, and Chief Technology Officer of East Buy Holding Limited (formerly known as Koolearn Technology Holding Limited) (HKEX: 1797), in charge of digital transformation of education and training business. Prior to that, Mr. Xiang worked at Yahoo Search, Taobao Advertising, Shanda Online, 360 Search and 360 Commercial Products, where he was responsible for technology management of search, recommendation and advertising businesses. Mr. Xiang received his bachelor’s degree in Computer Science and Technology from Southwest Jiaotong University in 1999, and his master’s degree in Information Security from Beijing University of Posts and Telecommunications in 2006.

Mr. Craig Yan Zeng joined our Group as the chief financial officer since May 2022. Mr. Zeng has over 20 years of experience in capital market and has held senior management positions in many companies. He has been a director of LexinFintech (Nasdaq: LX) since December 2017 and served as the chief financial officer of LexinFintech from November 2016 to June 2021. Prior to joining LexinFintech, Mr. Zeng served as the chief financial officer of YeePay, an e-payment service provider in China. Before that, he served as the vice president of Hop Hing Group Holdings Limited, a company previously listed on the Hong Kong Stock Exchange, from 2013 to 2015, and as the executive vice president of VanceInfo Technologies Inc., a company previously listed on the New York Stock Exchange, from 2010 to 2013. Prior to 2010, Mr. Zeng served as a financial director of Microsoft (Greater China) from 2008 to 2009, and worked for Venustech Group Inc. (SZ: 002439) from 2006 to 2008, during which he served several senior management positions including as its chief operating officer and chief financial officer. He also worked for General Electric in the U.S. Mr. Zeng received his master’s degree in business administration from the Stern School of Business of New York University in 1999, and his bachelor’s degree in chemistry from Beijing University of Chemical Technology in 1991.

B.
Compensation of Directors and Executive Officers

For the fiscal year of 2022, we paid an aggregate compensation expense of approximately RMB14.0 million (US$2.0 million) for our executive officers and directors (not including share-based compensation expenses). Our mainland China subsidiaries and the VIEs are required by laws to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, housing fund and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC laws, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. For additional information on share incentive grants to our directors and executive officers, see “—Share Incentive Plans.”

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

2013 Share Incentive Plan

We adopted the 2013 Share Incentive Plan in November 2013. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2013 Share Incentive Plan is 13,400,000. As of December 31, 2022, 1,658,068 restricted shares under the 2013 Share Incentive plan were outstanding. The following table summarizes the outstanding awards we had granted under the 2013 Share Incentive Plan as of December 31, 2022:

Name	Restricted Shares	Date of Grant	Vesting Schedule
Individuals other than directors and officers as a group	*	Between September 16, 2021 and July 1, 2022	Approximately four years from each date of grant

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

Amended and Restated 2016 Share Incentive Plan

Our board of directors adopted and amended the 2016 Share Incentive Plan, or the Amended and Restated 2016 Plan, in March 2017 and April 2017, respectively. The Amended and Restated 2016 Plan was approved by our then parent company Ping An Group at its general meeting on June 16, 2017 and was subsequently approved, confirmed and ratified by our shareholders at our extraordinary general meeting of shareholders on June 27, 2017. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2016 Plan is 19,560,000. As of December 31, 2022, options to purchase 2,259,504 ordinary shares under the Amended and Restated 2016 Plan at exercise prices ranging from US$22.19 to US$98.44 were outstanding. The following table summarizes, as of December 31, 2022, the outstanding options we had granted to our directors and officers and to other individuals as a group under the Amended and Restated 2016 Plan.

Name	Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Quan Long	*	9.73	November 1, 2021	Ten years after grant date	Approximately four years from grant date
Bibo Xiang	*	9.73	November 1, 2021	Ten years after grant date	Approximately four years from grant date
Craig Yan Zeng	*	6.73	August 1, 2022	Ten years after grant date	Approximately four years from grant date
Other individuals as a group	*	5.55-24.61	Between August 2, 2016 and September 22, 2022	Ten years after grant date	Approximately four years from grant date

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

Amended 2016 Share Incentive Plan II

We adopted the 2016 Share Incentive Plan II (as amended by Amendment No. 1 to the 2016 Share Incentive Plan II), or the Amended 2016 Share Incentive Plan II, at the annual general meeting of shareholders in December 2016. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Amended 2016 Share Incentive Plan II is 12,000,000. As of December 31, 2022, 7,498,972 restricted shares under the Amended 2016 Share Incentive Plan II were outstanding.

The following table summarizes the outstanding restricted shares that we had granted to our directors and officers and to other individuals as a group under our Amended 2016 Share Incentive Plan II as of December 31, 2022.

Name	Restricted Shares	Date of Grant	Vesting Schedule
Quan Long	*	November 1, 2021	Approximately four years from each date of grant
Bibo Xiang	*	November 1, 2021	Approximately four years from each date of grant
Craig Yan Zeng	*	August 1, 2022	Approximately four years from each date of grant
Directors and officers as a group	*	March 1, 2021	Approximately four years from each date of grant
Other individuals as a group	*	Between December28, 2018 and December 1, 2022	Approximately four years from each date of grant

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

D.
Employees

We had 3,905, 5,793 and 5,355 employees as of December 31, 2020, 2021 and 2022, respectively. The following table sets forth the number of our employees by function as of December 31, 2022:

Functional Area	Number of Employees
Sales and marketing	2,249
Product development	1,332
Content and editorial	1,351
Management and administrative	423
Total	5,355

Through a combination of short-term performance evaluations and long-term incentive arrangements, we intend to build a competent, loyal and highly motivated workforce. We have not experienced any work stoppages due to labor disputes.

E.
Share Ownership

Ordinary Shares

As of March 31, 2023, we had 492,889,772 ordinary shares outstanding (excluding 16,497,828 treasury shares and ordinary shares that are reserved for future issuance under our share incentive plans). In addition, as of March 31, 2023, we had granted, and had outstanding, options to purchase a total of 2,320,552 ordinary shares and 8,348,300 restricted shares to our employees and directors. For information regarding the share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.”

Beneficial Ownership of Ordinary Shares

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023:

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

Ordinary Shares Beneficially Owned as of March 31, 2023
	Number	%(1)
Directors and Executive Officers:**
Quan Long(2)	*	*
Jun Lu	—	—
Jing Xiao	—	—
Zheng Liu	—	—
Junling Liu(3)	*	*
Tianruo Pu(4)	*	*
Dazong Wang(5)	*	*
Bibo Xiang(6)	*	*
Craig Yan Zeng(7)	*	*
All Directors and Executive Officers as a Group	*	*
Principal Shareholders:
Yun Chen(8)	224,800,512	45.6%
Entities Affiliated with FIL(9)	25,669,824	5.2%

Notes:

* Less than 1% of our total outstanding share capital.

** Except as indicated otherwise below, the business address of our directors and executive officers is 18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing 100080, The People’s Republic of China.

(1)
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of our total ordinary shares outstanding, which is 492,889,772 ordinary shares as of March 31, 2023 (excluding 16,497,828 treasury shares and ordinary shares that had been issued and reserved for the purpose of our Share Incentive Plans as of March 31, 2023), and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2023.
(2)
Represents ordinary shares in the form of ADSs Mr. Long has the right to acquire upon exercise of options or will be entitled to upon vesting of restricted shares within 60 days after March 31, 2023.
(3)
Represents ordinary shares in the form of ADSs vested from restricted shares held by Mr. Liu.
(4)
Represents ordinary shares in the form of ADSs vested from restricted shares held by Mr. Pu.
(5)
Represents ordinary shares in the form of ADSs vested from restricted shares held by Dr. Wang.
(6)
Represents ordinary shares in the form of ADSs Mr. Xiang has the right to acquire upon exercise of options or will be entitled to upon vesting of restricted shares within 60 days after March 31, 2023.
(7)
Represents ordinary shares in the form of ADSs Mr. Zeng has the right to acquire upon exercise of options or will be entitled to upon vesting of restricted shares within 60 days after March 31, 2023.
(8)
Represents 224,800,512 ordinary shares as reported in a Schedule 13D/A filed with the SEC on April 21, 2023 jointly by Yun Chen, a Cayman Islands company and a special purpose vehicle and subsidiary of Ping An Group, and Ping An Group. Ping An Group is a company organized under the laws of the People’s Republic of China. Ping An Group’s business address is Ping An Finance Building, No. 1333 Lujiazui Ring Road, Pudong District, Shanghai 200120, People’s Republic of China.
(9)
The number of ordinary shares beneficially owned is as of December 31, 2022, as reported in a Form 13G filed with the SEC on February 9, 2023 by FIL Limited (“FIL”), Pandanus Partners, L.P. (“Pandanus”) and Pandanus Associates, Inc. (“PAI”), which are collectively referred to as the Entities Affiliated with Fidelity, and consists of 25,669,824 ordinary shares. FIL is a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J). Pandanus owns shares of FIL voting stock. While the percentage of total voting power represented by these shares of FIL voting stock may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25% and less than 48.5% of the total votes which may be cast by all holders of FIL voting stock. PAI acts as general partner of Pandanus. FIL Limited’s business address is Pembroke Hall, 42 Crow Lane, Hamilton HM19 Bermuda. Pandanus’s business address is c/o FIL Limited, 42 Crow Lane, Hamilton HM19, Bermuda. PAI’s business address is 11 Keewaydin Drive, Suite 100, Salem, New Hampshire, USA, 03079.

To our knowledge, as of March 31, 2023, 268,373,648 ordinary shares (excluding 16,497,828 treasury shares and ordinary shares that are reserved for future issuance under our share incentive plans as of March 31, 2023) were held by one person in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program, which holds ordinary shares in our company indirectly through HKSCC Nominees Limited following the Hong Kong Offering. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholder

As of March 31, 2023, Yun Chen owned 45.6% of our total issued and outstanding ordinary shares. Yun Chen is a subsidiary of Ping An Group. As such, we are indirectly controlled by Ping An Group, which beneficially owned 45.6% of the total voting rights in our company.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.
Related Party Transactions

Contractual Arrangements with the Variable Interest Entities

PRC laws and regulations currently limit foreign ownership of companies that engage in internet services. As a result, we provide the services that may be subject to such restrictions in the PRC through the VIEs and their subsidiaries, and we operate our businesses in the mainland China through certain contractual arrangements with the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, Autohome Inc. becomes the primary beneficiary of the VIEs and their subsidiaries for accounting purposes and treat each of them as a mainland China consolidated entity under U.S. GAAP.

However, investors in our ordinary shares or ADSs are not purchasing equity interest in the VIEs in mainland China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs, and we may incur substantial costs to enforce the terms of the arrangements. In addition, these arrangements have not been tested in courts of mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our contractual arrangements with the VIEs may not be as effective in providing operational control as direct ownership” and “—The interests of the individual nominee shareholders of the VIEs may be different from our interests, which may materially and adversely affect our business.”

We have the following contractual arrangements by and among the following entities to conduct most of our operations in mainland China:

•
Autohome WFOE, Autohome Information, the shareholders of Autohome Information and two subsidiaries of Autohome Information, namely Chengshi Advertising and Autohome Advertising;
•
Chezhiying WFOE, Shengtuo Hongyuan, the shareholders of Shengtuo Hongyuan and one subsidiary of Shengtuo Hongyuan, namely Beijing Autohome Used Car Appraisal Co., Ltd., or Autohome Used Car Appraisal;
•
TTP WFOE, Shanghai Jinwu and the shareholder of Shanghai Jinwu; and
•
TTP WFOE, Shanghai Jinyou and the shareholders of Shanghai Jinyou.

Autohome WFOE entered into a series of contractual agreements with Autohome Information and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in February 2021 by and between Autohome WFOE, Autohome Information, Mr. Quan Long, our chairman of the board of directors and chief executive officer, and Ms. Haiyun Lei. Autohome WFOE has also entered into a series of contractual agreements with Autohome Information and two of its subsidiaries, respectively, namely Autohome Advertising and Chengshi Advertising. Such contractual arrangements allow Autohome WFOE to (i) have power to direct significant activities of Autohome Information and its subsidiaries, (ii) receive substantially all of the economic benefits of Autohome Information and its subsidiaries, and (iii) have an exclusive option to purchase all or part of the equity interests in Autohome Information and its subsidiaries when and to the extent permitted by the PRC laws.

In addition, Chezhiying WFOE has entered into a series of contractual agreements with Shengtuo Hongyuan and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in February 2021 by and between Chezhiying WFOE, Shengtuo Hongyuan, Mr. Quan Long, our chairman of the board of directors and chief executive officer, and Ms. Haiyun Lei. Chezhiying WFOE has also entered into a series of contractual agreements with Shengtuo Hongyuan and its subsidiary, namely Autohome Used Car Appraisal. Such contractual arrangements allow Chezhiying WFOE to (i) have power to direct significant activities of Shengtuo Hongyuan and its subsidiary, (ii) receive substantially all of the economic benefits of Shengtuo Hongyuan and its subsidiary, and (iii) have an exclusive option to purchase all or part of the equity interests in Shengtuo Hongyuan and its subsidiary when and to the extent permitted by the PRC laws.

In December 2020, the Company acquired TTP which operates an online bidding platform for used automobiles in mainland China primarily through Shanghai Jinwu, which holds an auction business approval certificate and a value-added telecommunications license for engaging in internet information services. In August 2015, TTP WFOE entered into a series of contractual agreements with Shanghai Jinwu and Weiwei Wang, being the individual nominee shareholder of Shanghai Jinwu. In March and May of 2022, TTP WFOE also entered into a series of contractual agreements with Shanghai Jinyou and its two individual nominee shareholders, namely Weiwei Wang and Lan Zhang. As of the date of this annual report, the operation of online bidding platform for used automobiles in Shanghai Jinwu is in the process of transferring to Shanghai Jinyou, which also holds an auction business approval certificate and a value-added telecommunications license for engaging in internet information services. The contractual arrangements of TTP WFOE with Shanghai Jinwu and Shanghai Jinyou, respectively, and their respective shareholder(s) allow TTP to (i) have power to direct significant activities of Shanghai Jinwu and Shanghai Jinyou, (ii) receive substantially all of the economic benefits of Shanghai Jinwu and Shanghai Jinyou, and (iii) have an exclusive option to purchase all or part of the equity interests in Shanghai Jinwu and Shanghai Jinyou when and to the extent permitted by the PRC laws.

We have also entered into contractual arrangements with other affiliate entities and their respective nominee shareholders, through our WFOEs in mainland China, which results in our WFOEs being the primary beneficiary of the relevant affiliate entities for accounting purposes. As a result of these contractual arrangements, we consolidate such affiliate entities as well, which have not generated significant revenues as of the date of this annual report.

The diagram below illustrates the general structure of the economic flow and control under the VIE structure created by the contractual arrangements:

Our Company
Outside China
Inside China
Our WFOEs
VIE Shareholders
The VIEs

→ denotes the direction of legal and beneficial ownership.

– – – denotes the contractual arrangements among the VIEs, VIE shareholders, and our WFOEs.

Agreements that provide us power to direct significant activities of Autohome Information, Autohome Advertising and Chengshi Advertising

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

Agreements that provide us power to direct significant activities of Shengtuo Hongyuan and Autohome Used Car Appraisal

Equity Interest Pledge Agreements. In February 2021, Chezhiying WFOE and each of the shareholders of Shengtuo Hongyuan entered into equity interest pledge agreements with respect to their equity interest in Shengtuo Hongyuan. The terms of these agreements are substantially the same as the equity interest pledge agreements between Autohome WFOE and each of the two shareholders of Autohome Information described above. In September 2016, Chezhiying WFOE and Shengtuo Hongyuan entered into equity interest pledge agreements with respect to the latter’s equity interest in Autohome Used Car Appraisal. The terms of these agreements are substantially the same as the equity interest pledge agreements between Autohome WFOE and Autohome Information. The registration of the equity interest pledge in Shengtuo Hongyuan was completed in March 2021.

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

Agreements that provide us power to direct significant activities of Shanghai Jinwu and Shanghai Jinyou

In December 2020, the Company acquired TTP which conducted its business related to internet content services in mainland China primarily through Shanghai Jinwu. In August 2015, TTP WFOE entered into a series of contractual agreements with Shanghai Jinwu and Weiwei Wang, being the individual nominee shareholder of Shanghai Jinwu. The contractual arrangements of TTP WFOE with Shanghai Jinwu and its shareholders allow TTP to (i) have power to direct significant activities of Shanghai Jinwu, (ii) receive substantially all of the economic benefits of Shanghai Jinwu, and (iii) have an exclusive option to purchase all or part of the equity interests in Shanghai Jinwu when and to the extent permitted by the PRC laws.

In March and May of 2022, TTP WFOE also entered into a series of contractual agreements with Shanghai Jinyou and its two individual nominee shareholders, namely Weiwei Wang and Lan Zhang. As of the date of this annual report, the operation of online bidding platform for used automobiles in Shanghai Jinwu is in the process of transferring to Shanghai Jinyou, which also holds an auction business approval certificate and a value-added telecommunications license for engaging in internet information services. The terms of the contractual agreements of TTP WFOE with Shanghai Jinyou and its individual nominee shareholders are substantially the same as the contractual agreements among TTP WFOE, Shanghai Jinwu and its individual nominee shareholder as described above.

Autohome WFOE, Chezhiying WFOE and TTP WFOE recognized service fees from all the VIEs in the amount of RMB219.5 million in 2020, RMB309.7 million in 2021 and RMB496.9 million (US$72.0 million) in 2022 in consideration for services provided to the VIEs. In the years ended December 31, 2020, 2021 and 2022, the VIEs contributed in aggregate 8.1%, 13.1% and 12.7%, respectively, of our total net revenue.

Transactions with Entities Affiliated with Our Shareholders

Since Ping An Group became our controlling shareholder, it provided services including rental and property management services, technical services and other miscellaneous services, and assets to us for a total amount of RMB156.4 million in 2020, RMB176.9 million in 2021 and RMB191.8 million (US$27.8 million) in 2022.

We earned service fees primarily for providing facilitation services related to insurance products and loan and leasing product transactions for Ping An Group or its affiliates on our platform as well as providing advertising services to Ping An Group for a total amount of RMB621.8 million in 2020, RMB417.1 million in 2021 and RMB226.5 million (US$32.8 million) in 2022.

We also had cash or time deposits with commercial banks affiliated with Ping An Group and purchased in short-term cash management products managed by Ping An Group as a part of our cash management plan, which totaled RMB3,466.9 million, RMB4,144.8 million and RMB5,187.0 million (US$752.0 million) as of December 31, 2020, 2021 and 2022, respectively. On January 4, 2022, we entered into a limited partner interest subscription agreement, a limited partnership agreement and certain other auxiliary documents with Ping An Capital Co., Ltd., an affiliate of Ping An Group, pursuant to which we agreed to subscribe for RMB400 million worth of limited partner interests in an equity investment fund managed by Ping An Capital Co., Ltd. The subject subscription was approved by our board of directors and its audit committee and was announced on the same day.

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

Dividend Policy

Our board of directors has complete discretion to declare dividends subject to our Memorandum and Articles of Association and certain restrictions under Cayman Islands law. Our shareholders may also by ordinary resolution declare dividends but no dividend shall be declared in excess of the amount recommended by the board of directors. In November 2017, our board of directors declared a special cash dividend of US$0.76 per ordinary share (inclusive of applicable fees payable to our depositary bank) in favor of holders of our ordinary shares as of the close of business on January 4, 2018, which special cash dividend was paid on or about January 15, 2018. On November 4, 2019, our board of directors resolved to adopt a regular dividend policy. Under this policy, we may issue recurring cash dividend every year from 2020 in an amount of approximately 20% of the net income generated in the previous fiscal year, with the exact amount to be determined by our directors based on our financial performance and cash position prior to the distribution. For the fiscal years of 2020, 2021 and 2022, we paid cash dividends in a total amount of US$99.8 million, US$105.7 million and US$61.1 million, respectively, to our shareholders, pursuant to our dividend policy.

On February 16, 2023, our board of directors approved an amendment to change the annual cash dividend to a fixed amount of at least RMB500.0 million between 2022 and 2026. The exact amount of the annual cash dividend will be determined by our board of directors based on our financial performance and cash position prior to the distribution, and is expected to be adjusted upward each year.

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

We are a holding company incorporated under the laws of the Cayman Islands. We may rely on dividends from our subsidiaries in mainland China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our mainland China subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely to a significant extent on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our mainland China subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

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

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis in proportion to the amount paid up on the ordinary shares. The amount received by holders of ordinary shares should be the same in any liquidation event. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

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

Mainland China Taxation

We are a holding company incorporated in the Cayman Islands, which indirectly holds Autohome WFOE, Chezhiying WFOE and other subsidiaries in the mainland China. Our business operations are principally conducted through our mainland China subsidiaries and the VIEs. Although we believe we are not a mainland China resident enterprise for enterprise income tax purposes, substantial uncertainty exists. In the event that our company or any of our offshore entities, is considered to be a mainland China resident enterprise: (a) our company or our offshore entities, as the case may be, would be subject to the mainland China enterprise income tax at the rate of 25% on worldwide income; and (b) dividend income that our company or our offshore entities, as the case may be, receives from our mainland China subsidiaries would be exempt from the mainland China withholding tax since such income is exempted under the EIT Law for mainland China resident enterprise; and (c) any dividends we pay to our non-mainland China shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as mainland China-sourced income and as a result become subject to mainland China withholding tax at a rate of up to 10%, subject to reduction or exemption by an applicable treaty. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Our global income and the dividends that we may receive from our mainland China subsidiaries, dividends distributed to our non-mainland China shareholders and ADS holders, and gains recognized by such shareholders or ADS holders, may be subject to PRC taxes under the EIT Law, which would have a material adverse effect on our results of operations.”

As uncertainties remain regarding the interpretation and implementation of the EIT Law and its implementation rules, we cannot assure you that, if we are deemed a mainland China resident enterprise, any dividends to be distributed by us to our non-mainland China shareholders and ADS holders would not be subject to any PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Our global income and the dividends that we may receive from our mainland China subsidiaries, dividends distributed to our non-mainland China shareholders and ADS holders, and gains recognized by such shareholders or ADS holders, may be subject to PRC taxes under the EIT Law, which would have a material adverse effect on our results of operations.”

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

Although the law in this regard is unclear, we treat the VIEs as being owned by us for United States federal income tax purposes, not only because we have power to direct significant activities of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our consolidated U.S. GAAP financial statements.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC. No assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2022 or any future taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

The United States federal income tax rules that apply if we are treated as a PFIC are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any mainland China tax withheld, if any) paid on our ADSs or ordinary shares out of our earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

With respect to individuals and certain other non-corporate U.S. Holders, dividends may constitute “qualified dividend income” that is subject to tax at the lower applicable capital gains rates provided that (i) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (ii) we are not a PFIC for either our taxable year in which the dividend was paid or the preceding taxable year, and (iii) certain holding period requirements are met. The ADSs, but not our ordinary shares, are listed on the NYSE so we anticipate that the ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard. In the event we are deemed to be a mainland China resident enterprise under the EIT Law, we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation applicable to qualified dividend income. U.S. Holders should consult their tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to the ADSs or ordinary shares.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a mainland China resident enterprise under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADS or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S.-source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a mainland China resident enterprise under the EIT Law, gains from the disposition of the ADSs or ordinary shares may be subject to mainland China income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as mainland China-source income under the Treaty. Pursuant to recently issued Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any mainland China tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued Regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election with respect to ADSs (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, under certain circumstances, of ADSs or ordinary shares. Under these PFIC rules:

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the NYSE. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (i) include as ordinary income for each taxable year the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of such ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will be allowed only to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any year that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs or ordinary shares during any taxable year in respect of which we are or were classified as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof) and has not previously made a mark-to-market election, and if such U.S. Holder makes a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares.

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

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual report with the Internal Revenue Service, subject to certain limited exceptions. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become treated as a PFIC, including filing requirements, the possibility of making a mark-to-market election and the unavailability of the qualifying electing fund election.

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

J.
Annual Report to Security Holders

Not applicable.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and adjustable-rate short-term investments. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

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

As of December 31, 2022, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB17.6 billion, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$642.6 million. Assuming we had converted RMB17.6 billion into U.S. dollars at the exchange rate of RMB6.8972 for US$1.00 as of December 31, 2022, our U.S. dollar cash balance would have been US$3.2 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$3.0 billion instead.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither we nor the depositary can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. In 2022, we did not receive any reimbursement from the depositary.

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
•
the registration statement on Form F-1, as amended (File Number 333-199862) for our offering in 2014 of 9,645,659 ADSs (reflecting the partial exercise of the over-allotment option by the underwriters to purchase an additional 1,145,659 ADSs), representing 38,582,636 ordinary shares (9,645,659 Class A ordinary shares without reflecting the share split in 2021), or the 2014 Offering, which registration statement was declared effective by the SEC on November 19, 2014. Deutsche Bank Securities Inc. and Goldman Sachs (Asia) L.L.C. acted as the representatives of the underwriters in our 2014 Offering; and
•
the registration statement on Form F-3 (File Number 333-253792) and prospectus supplement filed on March 10, 2021 for the Hong Kong Offering. The public offering closed in March 2021. China International Capital Corporation Hong Kong Securities Limited, Goldman Sachs (Asia) L.L.C. and Credit Suisse (Hong Kong) Limited are the joint representatives of the underwriters for our public offering. We issued 24,738,400 ordinary shares at a public offering price of HK$176.30 per ordinary share, taking into account the ordinary shares sold upon the exercise of the over-allotment option by our underwriters. We raised HK$4,294.9 million in net proceeds from our public offering after deducting underwriting commissions and discounts and the offering expenses payable by us.

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

For the period from December 10, 2013, the date that our registration statement on Form F-1 for our initial public offering was declared effective by the SEC, to December 31, 2022, we used an aggregate of approximately US$253.1 million of the net proceeds from our initial public offering, the 2014 Offering and the Hong Kong Offering for payment of establishment of new subsidiaries, investment in joint venture and other strategic investments, payment of dividends, professional fees, insurance fees, compensation to directors and general corporate purposes.

We intend to use the remainder of the proceeds from the offerings listed above for general corporate purposes, including funding potential investments and acquisitions of complementary businesses, assets and technologies.

ITEM 15 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page F-2 of this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Tianruo Pu is our audit committee financial expert, who is an independent director under the standards set forth in Section 303A of the New York Stock Exchange Listed Company Manual and Rule 10A-3 of the Exchange Act. Mr. Pu is the chairman of our audit committee.

ITEM 16B CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chairman, chief executive officer, chief financial officer, controller, vice presidents and any other persons who perform similar functions for us. We filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1, as amended, which was originally filed with the SEC on November 4, 2013. We subsequently amended the code of business conduct and ethics and filed it as Exhibit 11.1 to our annual report on Form 20-F filed with the SEC on March 31, 2014. We further amended the code of business conduct and ethics on October 31, 2022 and furnished it to the SEC as Exhibit 99.1 to a Form 6-K dated November 3, 2022. We have posted a copy of our code of business conduct and ethics on our website at http://ir.autohome.com.cn

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods other than those indicated below.

	For the Year Ended December 31,
	2020	2021	2022
	(in RMB thousands)
Audit fees(1)	8,180	17,380	11,380
Tax fees(2)	100	410	140
Other fees(3)	2,200	600	67

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

The policy of our audit committee is to preapprove all audit and non-audit services provided by our independent registered public accounting firm, including audit services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, tax fees and other fees for the year ended December 31, 2022.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 18, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$200 million of our ADSs over the next 12 months (the “Share Repurchase Program”). The Share Repurchase Program was publicly announced on the same day. On November 3, 2022, our board of directors authorized an extension of the term of the Share Repurchase Program for another twelve months to November 17, 2023.

As of March 31, 2023, we had repurchased approximately 3.8 million ADSs under this share repurchase program. The table below is a summary of the shares repurchased by us from November 18, 2021 to March 31, 2023. All shares were repurchased in the open market pursuant to the share repurchase program announced on November 18, 2021.

	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
Period
December 1-December 31, 2021	166,067	US$	29.45	166,067	195,109,105.50
January 1-January 31, 2022	61,929	US$	29.71	61,929	193,269,117.99
February 1-February 28, 2022	410,718	US$	28.07	410,718	181,738,728.37
March 1-March 31, 2022	418,105	US$	27.52	418,105	170,230,722.13
April 1-April 30, 2022	257,152	US$	28.39	257,152	162,931,018.56
May 1-May 31, 2022	337,344	US$	26.91	337,344	153,852,653.77
June 1-June 30, 2022	124,872	US$	34.39	124,872	149,558,133.80
July 1-July 31, 2022	107,719	US$	34.71	107,719	145,818,917.18
August 1-August 31, 2022	455,194	US$	35.10	455,194	129,839,403.23
September 1-September 30, 2022	543,645	US$	32.97	543,645	111,917,757.83
October 1-October 31, 2022	627,317	US$	29.00	627,317	93,727,225.27
November 1-November 30, 2022	176,265	US$	28.16	176,265	88,762,864.24
March 1-March 31, 2023	133,580	US$	29.73	133,580	84,791,673.38
Total	3,819,907		N/A	3,819,907	84,791,673.38

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

ITEM 16I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

In May 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA, following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of Autohome Inc. or our consolidated foreign operating entities including any VIEs, (ii) the governmental entities in China do not have a controlling financial interest in Autohome Inc. or our consolidated foreign operating entities including any VIEs, (iii) none of the members of the board of directors of Autohome Inc. or our consolidated foreign operating entities including any VIEs, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizational document) of Autohome Inc. or our consolidated foreign operating entities including any VIEs contains any charter of the Chinese Communist Party.

ITEM 16J INSIDER TRADING POLICIES

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

4.1

2011 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.2

2013 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.3

Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.4

English translation of Form of Employment Agreement between a subsidiary of the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.5

English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Autohome Information dated February 19, 2021 (incorporated by reference to Exhibit 4.5 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.6

English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Chezhiying WFOE and Shengtuo Hongyuan dated February 19, 2021 (incorporated by reference to Exhibit 4.6 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.7

English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Autohome Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.8

English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Chengshi Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.9

English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Chezhiying WFOE and Autohome Used Car Appraisal dated September 30, 2016 (incorporated by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.10

English translation of the Executed Form of the Exclusive Service Agreement between TTP WFOE and Shanghai Jinwu dated August 31, 2015 (incorporated by reference to Exhibit 4.11 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.11

English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Quan Long dated February 19, 2021 (incorporated by reference to Exhibit 4.13 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.12

English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Haiyun Lei dated February 19, 2021 (incorporated by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.13

English translation of the Executed Form of the Loan Agreement between Chezhiying WFOE and Quan Long dated February 19, 2021 (incorporated by reference to Exhibit 4.15 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.14

English translation of the Executed Form of the Loan Agreement between Chezhiying WFOE and Haiyun Lei dated February 19, 2021 (incorporated by reference to Exhibit 4.16 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.15

English translation of the Executed Form of the Loan Agreement between TTP WFOE and Weiwei Wang dated August 31, 2015 (incorporated by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.16

English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Quan Long dated February 19, 2021 (incorporated by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.17

English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Haiyun Lei dated February 19, 2021 (incorporated by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.18

English translation of the Executed Form of the Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Quan Long dated February 19, 2021 (incorporated by reference to Exhibit 4.20 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.19

English translation of the Executed Form of Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Haiyun Lei dated February 19, 2021 (incorporated by reference to Exhibit 4.21 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.20

English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Autohome Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.37 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.21

English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Chengshi Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.22

English translation of the Executed Form of the Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Autohome Used Car Appraisal dated September 30, 2016 (incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.23

English translation of the Executed Form of the Equity Option Agreement between TTP WFOE, and Weiwei Wang dated August 31, 2015 (incorporated by reference to Exhibit 4.26 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.24

English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Quan Long dated February 19, 2021 (incorporated by reference to Exhibit 4.28 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.25

English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Haiyun Lei dated February 19, 2021 (incorporated by reference to Exhibit 4.29 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.26

English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Quan Long dated February 19, 2021 (incorporated by reference to Exhibit 4.30 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.27

English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Haiyun Lei dated February 19, 2021 (incorporated by reference to Exhibit 4.31 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.28

English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.49 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.29

English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.50 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.30

English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.51 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.31

English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.52 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.32

English translation of the Executed Form of the Equity Interest Pledge Agreement between TTP WFOE and Weiwei Wang dated August 31, 2015 (incorporated by reference to Exhibit 4.36 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.33

English translation of the Executed Form of the Power of Attorney by Quan Long dated February 19, 2021 (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.34

English translation of the Executed Form of the Power of Attorney by Haiyun Lei dated February 19, 2021 (incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.35

English translation of the Executed Form of the Power of Attorney by Quan Long dated February 19, 2021 (incorporated by reference to Exhibit 4.40 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.36

English translation of the Executed Form of the Power of Attorney by Haiyun Lei dated February 19, 2021 (incorporated by reference to Exhibit 4.41 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.37

English translation of the Executed Form of the Power of Attorney by Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.61 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.38

English translation of the Executed Form of the Power of Attorney by Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.62 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.39

English translation of the Executed Form of the Power of Attorney by Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.63 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.40

English translation of the Executed Form of the Power of Attorney by Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.64 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.41

English translation of the Executed Form of the Proxy agreement among TTP WFOE, Shanghai Jinwu and Weiwei Wang dated August 31, 2015 (incorporated by reference to Exhibit 4.46 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.42

Termination Agreement on the control documents in connection with Autohome Information by and among Autohome WFOE, Autohome Information, Min Lu, Haiyun Lei dated February 19, 2021 (incorporated by reference to Exhibit 4.48 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.43

Equity Interest Purchase Agreement by and among Autohome Information, Min Lu and Quan Long dated February 19, 2021 (incorporated by reference to Exhibit 4.49 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.44

Debt Transfer and Offset Agreement by and between Autohome WFOE, Min Lu and Quan Long dated February 19, 2021 (incorporated by reference to Exhibit 4.50 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.45

Termination Agreement on the control documents in connection with Shengtuo Hongyuan by and among Chezhiying WFOE, Shengtuo Hongyuan, Min Lu, Haiyun Lei dated February 19, 2021 (incorporated by reference to Exhibit 4.51 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.46

Equity Interest Purchase Agreement by and among Shengtuo Hongyuan, Min Lu and Quan Long dated February 19, 2021 (incorporated by reference to Exhibit 4.52 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.47

Debt Transfer and Offset Agreement by and between Chezhiying WFOE, Min Lu and Quan Long dated February 19, 2021 (incorporated by reference to Exhibit 4.53 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.48

Amended and Restated 2016 Share Incentive Plan of the Registrant, as amended on April 20, 2017 (incorporated by reference to Exhibit 4.65 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.49

2016 Share Incentive Plan II (as amended by Amendment No 1 to the 2016 Share Incentive Plan II) of the Registrant (incorporated by reference to Exhibit 4.66 to our annual report on For 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.50

Investor’s Rights Agreement by and among the Registrant and Yun Chen dated September 30, 2016 (incorporated by reference to Exhibit 4.67 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.51

Investment Agreement relating to US$100 Million 8.0% Convertible Bond and other Convertible Bonds issued by TTP Car Inc. between the Registrant and TTP Car Inc. dated June 6, 2018 (incorporated by reference to Exhibit 4.59 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 12, 2019)

4.52

Preferred Share Purchase Agreement by and among the Registrant and TTP Car Inc. dated October 27, 2020 (incorporated by reference to Exhibit 4.58 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.53

English translation of the Limited Partner Interest Subscription Agreement by and between Ping An Capital Co., Ltd. and Tianjin Autohome Software Co., Ltd. dated January 4, 2022 (incorporated by reference to Exhibit 4.53 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2022)

4.54

English translation of the Limited Partnership Agreement by and among Ping An Capital Co., Ltd., Tianjin Autohome Software Co., Ltd. and others dated January 4, 2022 (incorporated by reference to Exhibit 4.54 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2022)

4.55

English translation of the Supplemental Limited Partnership Agreement by and among Ping An Capital Co., Ltd., Guangzhou Ping An Consumption Equity Investment Partnership (Limited Partnership) and Tianjin Autohome Software Co., Ltd. dated January 4, 2022 (incorporated by reference to Exhibit 4.55 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2022)

4.56*	English translation of the Executed Form of the Exclusive Service Agreement between TTP WFOE and Shanghai Jinyou dated March 1, 2022

4.57*	English translation of the Executed Form of the Equity Interest Pledge Agreement between TTP WFOE and Weiwei Wang and Lan Zhang dated March 1, 2022

4.58*	English translation of the Executed Form of the Proxy Agreement among TTP WFOE, Shanghai Jinyou and Weiwei Wang and Lan Zhang dated March 1, 2022

4.59*	English translation of the Executed Form of the Equity Option Agreement between TTP WFOE, and Weiwei Wang and Lan Zhang dated March 1, 2022

4.60*	English translation of the Executed Form of the Loan Agreement between TTP WFOE and Weiwei Wang dated May 2, 2022

4.61*	English translation of the Executed Form of the Loan Agreement between TTP WFOE and Lan Zhang dated May 2, 2022

8.1*	List of Principal Subsidiaries and VIEs

11.1

Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form 6-K (File No. 001-36222), filed with the Securities and Exchange Commission on November 3, 2022)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent registered public accounting firm

15.2*	Consent of Commerce & Finance Law Offices

15.3**	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act

101.INS*	Inline XBRL Instance Document-this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 25, 2023

AUTOHOME INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Autohome Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Autohome Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022,based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Allowance for current expected credit losses on accounts receivable

As described in Notes 2(o) and 4 to the consolidated financial statements, as of December 31, 2022, the gross balance of accounts receivable was RMB2,113.5 million, against which an allowance for current expected credit losses of RMB185.8 million was provided. The allowance is management’s estimate of current expected credit losses. Management estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics and estimated the allowance for credit losses on receivables not sharing similar risk characteristic on an individual basis. The key factors considered when determining the allowances for credit losses include the historical loss experience, lifetime for debt recovery, financial performance of the customers, current and future economic conditions.

The principal considerations for our determination that performing procedures relating to the allowance for current expected credit losses on accounts receivable is a critical audit matter are the significant judgments made by management in estimating the allowance for current expected credit losses. This in turn led to a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating audit evidence obtained relating to management’s judgments about credit risk characteristics and expected loss rates. The audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of the allowance for current expected credit losses. These procedures also included, among others, (i) evaluating the appropriateness of the model and methodology; (ii) testing the completeness and accuracy of underlying data used in the model; and (iii) evaluating the reasonableness of significant assumptions used by management, including credit risk characteristics and expected loss rates, consideration of the historical loss experience, lifetime for debt recovery, financial performance of the customers, current and future economic conditions. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the model and methodology and evaluating the reasonableness of management’s significant assumptions.

The determination of fair value of convertible redeemable noncontrolling interests in TTP Car Inc. (“TTP”)

As described in Notes 2(dd) and 20 to the consolidated financial statements, the Company recorded RMB1,605.6 million convertible redeemable noncontrolling interests in TTP as mezzanine equity as of December 31, 2022. The recorded balance is determined in accordance with the underlying share purchase agreements, based on a combination of issue price, compound interest rates, and fair value. For the determination of fair value, option pricing model was used. The major unobservable input used in the option pricing model included equity value of underlying business, which was determined by management using valuation techniques under the combination of income approach and market approach. The significant assumptions used in the valuation included revenue growth rates, operating margin, discount rate and selection of valuation multiples.

The principal considerations for our determination that performing procedures relating to the fair value determination of convertible redeemable noncontrolling interests is a critical audit matter are the significant judgments made by the management when developing the fair value estimate. This in turn led to a high degree of auditor judgment, subjectivity, and audit effort in (i) performing procedures and evaluating audit evidences related to the significant assumptions including revenue growth rates, operating margin, discount rate and selection of valuation multiples to determine the fair value of the convertible redeemable noncontrolling interests, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to the management’s fair value estimate for the convertible redeemable noncontrolling interests as of December 31, 2022, which included controls over the development of the significant assumptions used in the valuation techniques. These procedures also included, among others, testing the management’s process for developing the fair value estimate of the convertible redeemable noncontrolling interests as of December 31, 2022, which included (i) evaluating the appropriateness of the valuation techniques, (ii) testing the completeness, and accuracy of the underlying data used in the valuation method, (iii) evaluating the reasonableness of significant assumptions used by management including revenue growth rates, operating margin, discount rate, and selection of valuation multiples. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the Company’s valuation method and reasonableness of management’s significant assumptions.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 25, 2023

We have served as the Company’s auditor since 2016.

AUTOHOME INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		As of December 31,
	Note	2021	2022
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		4,236,501	2,801,299	406,150
Restricted Cash	2(h)	89,855	9,175	1,330
Short-term investments		16,496,267	19,279,592	2,795,278
Accounts receivable (net of allowance for doubtful accounts of RMB177,563 and RMB185,755 (US$26,932 ) as of December 31, 2021 and 2022, respectively)	4	2,139,471	1,927,699	279,490
Amounts due from related parties, current	12	83,376	49,644	7,198
Prepaid expenses and other current assets	5	280,248	357,522	51,836
Total current assets		23,325,718	24,424,931	3,541,282
Non-current assets:
Restricted cash, non-current	2(h)	5,200	5,000	725
Property and equipment, net	7	381,496	255,298	37,015
Intangible assets, net	8, 19	357,431	278,485	40,377
Goodwill	19	3,941,820	3,941,820	571,510
Long-term investments	9	70,720	419,208	60,779
Amounts due from related parties, non-current	12	7,529	9,419	1,366
Deferred tax assets	6	176,138	265,606	38,509
Other non-current assets	10	133,383	116,052	16,826
Total non-current assets		5,073,717	5,290,888	767,107
Total assets		28,399,435	29,715,819	4,308,389
LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other payables	11	2,044,597	2,537,281	367,870
Advance from customers		123,370	96,047	13,926
Deferred revenue		1,553,013	1,147,131	166,318
Income tax payable		233,342	251,121	36,409
Amounts due to related parties	12	31,897	27,096	3,929
Total current liabilities (including current liabilities of consolidated VIEs without recourse to Autohome WFOE, Chezhiying WFOE or TTP WFOE of RMB375,845 and RMB354,930 (US$51,460) as of December 31, 2021 and 2022, respectively)		3,986,219	4,058,676	588,452
Non-current liabilities:
Other liabilities	2(s),6	28,619	50,591	7,335
Deferred tax liabilities	6, 19	576,798	517,926	75,092
Total non-current liabilities (including non-current liabilities of consolidated VIEs without recourse to Autohome WFOE, Chezhiying WFOE or TTP WFOE of RMB60,664 and RMB48,461 (US$7,025) as of December 31, 2021 and 2022, respectively)		605,417	568,517	82,427
Total liabilities (including total liabilities of consolidated VIEs without recourse to Autohome WFOE, Chezhiying WFOE or TTP WFOE of RMB436,509 and RMB403,391 (US$58,485) as of December 31, 2021 and 2022, respectively)		4,591,636	4,627,193	670,879
Commitments and contingencies	13

The accompanying notes are an integral part of these consolidated financial statements.

AUTOHOME INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		As of December 31,
	Note	2021	2022
		RMB	RMB	US$
Mezzanine equity:
Convertible redeemable noncontrolling interests	20	1,468,029	1,605,639	232,796

Shareholders’ equity:
Ordinary shares (par value of US$0.0025 per share; 400,000,000,000 ordinary shares authorized; 505,183,788 and 492,742,468 ordinary shares issued and outstanding, as of December 31, 2021 and 2022, respectively)	2(a),15	8,523	8,550	1,240
Additional paid-in capital		7,886,227	8,064,283	1,169,210
Treasury stock	15	(31,204)	(750,337)	(108,789)
Accumulated other comprehensive income		(49,905)	369,643	53,595
Retained earnings	19	14,811,207	16,196,703	2,348,301
Total Autohome Inc. shareholders’ equity		22,624,848	23,888,842	3,463,557
Noncontrolling interests	19	(285,078)	(405,855)	(58,843)
Total equity		22,339,770	23,482,987	3,404,714
Total liabilities, mezzanine equity and equity		28,399,435	29,715,819	4,308,389

The accompanying notes are an integral part of these consolidated financial statements.

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data, continued)

		Year ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB	US$
Net revenues:	2(o)
Media services		3,455,056	2,011,446	1,963,289	284,650
Leads generation services		3,198,832	2,988,075	3,056,924	443,212
Online marketplace and others		2,004,671	2,237,483	1,920,615	278,463
Total net revenues (including related party transactions of RMB621,845, RMB417,051 and RMB226,539 (US$32,845) for the years ended December 31, 2020, 2021 and 2022, respectively)		8,658,559	7,237,004	6,940,828	1,006,325
Cost of revenues (including related party transactions of RMB61,566, RMB68,639 and RMB64,876 (US$9,406) for the years ended December 31, 2020, 2021 and 2022, respectively)	14	(961,170)	(1,047,892)	(1,235,173)	(179,083)
Gross profit		7,697,389	6,189,112	5,705,655	827,242
Operating expenses:
Sales and marketing expenses		(3,246,507)	(2,759,905)	(2,866,206)	(415,561)
General and administrative expenses (including provision for doubtful accounts of RMB95,683, RMB53,294 and RMB8,828 (US$1,280) for the years ended December 31, 2020, 2021 and 2022, respectively)		(381,843)	(543,799)	(502,340)	(72,832)
Product development expenses		(1,364,227)	(1,398,037)	(1,417,094)	(205,459)
Total Operating expenses (including related party transactions of RMB99,763, RMB108,955 and RMB126,812 (US$18,386) for the years ended December 31, 2020, 2021 and 2022, respectively)		(4,992,577)	(4,701,741)	(4,785,640)	(693,852)
Other operating income, net	2(aa)	443,215	294,241	327,507	47,484
Operating profit		3,148,027	1,781,612	1,247,522	180,874
Interest and investment income, net (including related party transactions of RMB63,558, RMB136,613 and RMB143,848 (US$20,856) for the years ended December 31, 2020, 2021 and 2022, respectively)	19	392,160	395,245	565,090	81,931
Earnings/(loss) from equity method investments		(1,246)	301	(49,766)	(7,215)
Income before income taxes		3,538,941	2,177,158	1,762,846	255,590
Income tax expense	6	(260,945)	(34,006)	61,780	8,957
Net income		3,277,996	2,143,152	1,824,626	264,547
Net (income)/loss attributable to noncontrolling interests		(2,338)	105,633	30,548	4,429
Net income attributable to Autohome Inc.		3,275,658	2,248,785	1,855,174	268,976
Accretion of mezzanine equity	20	—	(411,792)	(137,610)	(19,952)
Accretion attributable to noncontrolling interests		—	311,573	89,612	12,993
Net income attributable to ordinary shareholders		3,275,658	2,148,566	1,807,176	262,017
Earnings per share for ordinary shares: (Note)
Basic	17	6.86	4.30	3.62	0.52
Diluted	17	6.83	4.29	3.62	0.52
Earnings per ADS attributable to ordinary shareholders (one ADS equals four ordinary shares)
Basic	17	27.44	17.19	14.48	2.10
Diluted	17	27.32	17.17	14.47	2.10
Weighted average number of shares used to compute earnings per share attributable to ordinary shareholders:
Basic	17	477,467,268	499,861,764	499,160,564	499,160,564
Diluted	17	479,686,380	500,481,540	499,666,792	499,666,792
Net income		3,277,996	2,143,152	1,824,626	264,547
Other comprehensive income/(loss)
Foreign currency translation adjustments		(86,120)	(106,893)	418,931	60,739
Comprehensive income		3,191,876	2,036,259	2,243,557	325,286
Comprehensive (income)/ loss attributable to noncontrolling interests		(2,338)	100,326	31,165	4,519
Comprehensive income attributable to Autohome Inc.		3,189,538	2,136,585	2,274,722	329,805

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		Year ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income		3,277,996	2,143,152	1,824,626	264,547
Adjustments to reconcile net income to net cash from operating activities:
Depreciation of property and equipment		158,229	225,310	226,086	32,779
Amortization of intangible assets		12,045	83,710	79,104	11,469
Amortization of operating lease assets		108,904	122,144	118,828	17,228
Gain on disposal of property and equipment		(249)	(1,203)	(1,109)	(161)
Provision for doubtful accounts		95,683	53,294	8,828	1,280
(Earnings)/loss from equity method investments		1,246	(301)	49,766	7,215
Impairment of long-term investments			—	1,696	246
Fair value change of short-term investments		9,042	107,526	116,510	16,892
Fair value change of other non-current assets		145,229	—	—	—
Interest income of convertible bond		(77,720)	—	—	—
Share-based compensation		211,206	206,060	168,890	24,487
Deferred income taxes		(22,427)	(151,188)	(148,340)	(21,507)
Changes in operating assets and liabilities:
Accounts receivable		(39,910)	931,432	203,581	29,517
Amounts due from related parties, current		(17,802)	(36,073)	33,732	4,891
Prepaid expenses and other current assets		(217,720)	1,046	(149,766)	(21,714)
Amounts due from related parties, non-current		(13,654)	10,634	(1,890)	(274)
Other non-current assets		(252,877)	3,177	(101,497)	(14,716)
Accrued expenses and other payables		(158,270)	(432,192)	534,285	77,463
Advance from customers		31,599	(3,865)	(27,323)	(3,961)
Deferred revenue		(55,286)	237,346	(405,882)	(58,847)
Income tax payable		39,688	148,165	17,779	2,578
Amounts due to related parties		43,508	(47,998)	(4,801)	(696)
Other liabilities		47,171	(76,242)	21,972	3,186
Net cash generated from operating activities		3,325,631	3,523,934	2,565,075	371,902
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		(263,892)	(218,798)	(116,503)	(16,891)
Proceeds from disposal of property and equipment		388	1,030	1,721	250
Purchase of intangible assets		(573)	(810)	(1,039)	(151)
Cash consideration paid for the TTP acquisition, net of cash acquired		(639,760)	(77,444)	—	—
Acquisition of equity-method investment				(400,000)	(57,995)
Purchase of short-term investments		(40,050,012)	(27,082,428)	(18,945,702)	(2,746,869)
Maturity of short-term investments		37,968,391	23,565,437	16,352,106	2,370,833
Net cash used in investing activities		(2,985,458)	(3,813,013)	(3,109,417)	(450,823)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of share options		104,154	37,032	748	108
Payment of dividends		(651,121)	(673,375)	(421,680)	(61,138)
Proceeds from issuance of ordinary shares	1	—	3,565,843	—	—
Payments for repurchase of ordinary shares	15	—	(31,204)	(719,133)	(104,264)
Net cash generated from/(used in) financing activities		(546,967)	2,898,296	(1,140,065)	(165,294)
Effect of exchange rate changes on cash and cash equivalents and restricted cash		(17,556)	(46,809)	168,325	24,403
Net increase/(decrease) in cash and cash equivalents and restricted cash		(224,350)	2,562,408	(1,516,082)	(219,812)
Cash and cash equivalents and restricted cash at beginning of year		1,993,498	1,769,148	4,331,556	628,017
Cash and cash equivalents and restricted cash at end of year		1,769,148	4,331,556	2,815,474	408,205
Supplemental disclosures of cash flow information:
Income taxes paid		563,415	340,215	284,332	41,224
Purchase of fixed assets included in accrued expenses and other payables		34,061	18,624	4,743	688
Cash paid for operating lease cost		135,773	137,693	125,448	18,188
Right-of-use assets acquired under operating leases		217,668	38,023	107,351	15,564

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

.	Note	Ordinary shares		Additional capital	Treasury	Accumulated other comprehensive	Retained	Noncontrolling	Total
		Shares	Amount	paid-in	stock	income	earnings	interests	equity
		Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019		475,706,748	8,029	3,774,373	—	148,415	10,698,280	(23,156)	14,605,941
Net income		—	—	—	—	—	3,275,658	2,338	3,277,996
Other comprehensive loss		—	—	—	—	(86,120)	—	—	(86,120)
Acquisition of a subsidiary	19	—	—	—	—	—	—	147,639	147,639
Dividends declared (US$0.77 per ordinary share before the Share Subdivision)		—	—	—	—	—	(637,922)	—	(637,922)
Exercise and vesting of share-based awards		3,512,880	60	104,184	—	—	—	—	104,244
Share-based compensation		—	—	211,206	—	—	—	—	211,206
Balance as of December 31, 2020		479,219,628	8,089	4,089,763	—	62,295	13,336,016	126,821	17,622,984
Net income		—	—	—	—	—	2,248,785	(105,633)	2,143,152
Other comprehensive (loss)/income		—	—	—	—	(112,200)	—	5,307	(106,893)
Dividends declared (US$0.87 per ADS)		—	—	—	—	—	(673,375)	—	(673,375)
Exercise and vesting of share-based awards		1,890,028	32	36,547	—	—	—	—	36,579
Share-based compensation		—	—	206,060	—	—	—	—	206,060
Issuance of ordinary shares, net of issuance costs	1	24,738,400	402	3,553,857	—	—	—	—	3,554,259
Repurchase of ordinary shares	15	(664,268)	—	—	(31,204)	—	—	—	(31,204)
Accretion of redeemable noncontrolling interests		—	—	—	—	—	(100,219)	(311,573)	(411,792)
Balance as of December 31, 2021		505,183,788	8,523	7,886,227	(31,204)	(49,905)	14,811,207	(285,078)	22,339,770
Net income		—	—	—	—	—	1,855,174	(30,548)	1,824,626
Other comprehensive income/(loss)		—	—	—	—	419,548	—	(617)	418,931
Dividends declared (US$0.53 per ADS)		—	—	—	—	—	(421,680)	—	(421,680)
Exercise and vesting of share-based awards		1,639,720	27	717	—	—	—	—	744
Share-based compensation		—	—	168,890	—	—	—	—	168,890
Adjustment of issuance costs		—	—	8,449	—	—	—	—	8,449
Repurchase of ordinary shares		(14,081,040)	—	—	(719,133)	—	—	—	(719,133)
Accretion of redeemable noncontrolling interests		—	—	—	—	—	(47,998)	(89,612)	(137,610)
Balance as of December 31, 2022		492,742,468	8,550	8,064,283	(750,337)	369,643	16,196,703	(405,855)	23,482,987
Balance as of December 31, 2022, in US$			1,240	1,169,210	(108,789)	53,595	2,348,301	(58,843)	3,404,714

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

1.
ORGANIZATION

Autohome Inc., formerly known as Sequel Limited (together with its subsidiaries, VIEs and VIEs’ subsidiaries is defined as the “Company”), was incorporated under the laws of the Cayman Islands on June 23, 2008. Upon incorporation, the Company was 100% owned by Telstra Holdings Pty Ltd. (“Telstra”). On June 27, 2008 (the “Acquisition date”), the Company acquired Cheerbright International Holdings Limited (“Cheerbright”), China Topside Co., Ltd. (“China Topside”), and Norstar Advertising Media Holdings Co., Ltd. (“Norstar”), and their respective wholly foreign-owned enterprises and variable interest entities (“VIEs”). Subsequent to the acquisition, the Company was owned 55% by Telstra, and 45% by the selling shareholders of Cheerbright, China Topside and Norstar. In May 2012, Telstra acquired additional ordinary shares of Autohome Inc. from other shareholders. In June 2016, Telstra completed the sale of approximately 47.4% of the then total issued shares in Autohome Inc. to Yun Chen Capital Cayman (“Yun Chen”), a subsidiary of Ping An Insurance Company of China, Ltd. (“Ping An”) and on February 22, 2017, Yun Chen further acquired from Telstra approximately 6.5% of the then total issued shares in Autohome Inc. After the consummation of the sale, Yun Chen has become the Company’s controlling shareholder since June 2016.

Autohome Inc. successfully completed its IPO and listing of 8,993,000 American Depositary Shares (“ADSs”) on the New York Stock Exchange in December, 2013, and raised net proceeds of US$142.59 million from the offering. Each ADS represents four ordinary shares (previously 1 ADS represents 1 ordinary share before the ADS Ratio Change as detailed in Note 2(a)). Upon the completion of IPO in December 2013, Autohome Inc.’s dual-class ordinary share structure came into effect. Upon the completion of follow-on offering in November 2014, 2,424,801 ADSs were issued by Autohome Inc. and 6,964,612 Class B ordinary shares before the Share Subdivision as detailed in Note 2(a) were converted into Class A ordinary shares. The net proceeds from the follow-on offering amounted to US$97.34 million net of issuance cost. Upon the transfer of 47.4% share ownership by Telstra to Yun Chen in June 2016, all the Class B ordinary shares were converted into Class A ordinary shares.

On March 15, 2021, Autohome Inc. successfully completed its global offering and the Company’s ordinary shares have been listed on the Hong Kong Stock Exchange. Autohome Inc. issued 24,738,400 ordinary shares, including 4,544,000 ordinary shares under an over-allotment option. Net proceeds raised by the Autohome Inc. from the global offering after deducting underwriting discounts and commissions and other offering expenses amounted to Hong Kong Dollar (“HK$”) 4,294.85 million.

As of December 31, 2022, Autohome Inc. had 492,742,468 issued and outstanding ordinary shares after considering the effects of the Share Subdivision as detailed in Note 2(a). Yun Chen was the Company’s controlling shareholder who held 45.6% of the total equity interest and a significant percentage of the voting rights in the Company as of December 31, 2022, by which it has substantial influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company’s assets, election of directors and other significant corporate actions.

The Company, through its subsidiaries and VIEs (as disclosed in the table below), is engaged in the provision of media services, leads generation services and online marketplace and others.

As of December 31, 2022, the following table sets forth the Company’s principal subsidiaries, principal VIEs and VIEs’ subsidiaries:

Entity	Date of incorporation or acquisition	Place of incorporation	Percentage of direct ownership by the Company
Principal Subsidiaries
Cheerbright International Holdings Limited (“Cheerbright”)	June 13, 2006	British Virgin Islands	100%
Autohome Link Inc.	January 29, 2015	Cayman Islands	100%
Autohome (Hong Kong) Limited (“Autohome HK”)	March 16, 2012	Hong Kong	100%
Autohome Link Hong Kong Limited	February 16, 2015	Hong Kong	100%
Autohome Media Limited (“Autohome Media”, formerly known as Prbrownies Marketing Limited)	October 18, 2013	Hong Kong	100%
TTP Car Inc. (“TTP”)	June 12, 2015	Cayman Islands	51% (Note)
Auto Pai Ltd.	September 25, 2020	British Virgin Islands	51%
TTP Car (HK) Limited	June 23, 2015	Hong Kong	51%
Beijing Cheerbright Technologies Co., Ltd. (“Autohome WFOE”)	September 1, 2006	Mainland China	100%
Autohome Shanghai Advertising Co., Ltd. (“Shanghai Advertising”)	September 29, 2013	Mainland China	100%
Beijing Prbrownies Software Co., Ltd. (formerly known as “Beijing Autohome Software Co., Ltd.”)	November 12, 2013	Mainland China	100%
Beijing Autohome Technologies Co., Ltd.	November 12, 2013	Mainland China	100%
Beijing Autohome Advertising Co., Ltd.	November 13, 2013	Mainland China	100%
Beijing Chezhiying Technology Co., Ltd. (“Chezhiying WFOE”)	May 26, 2015	Mainland China	100%
Guangzhou Autohome Advertising Co., Ltd.	November 25, 2013	Mainland China	100%
Guangzhou Chezhihuitong Advertising Co., Ltd.	August 20, 2018	Mainland China	100%
Hainan Chezhiyitong Information Technology Co., Ltd.	August 20, 2018	Mainland China	100%
Tianjin Autohome Software Co., Ltd.	October 15, 2018	Mainland China	100%
Autohome Zhejiang Advertising Co., Ltd.	December 19, 2018	Mainland China	100%
Shanghai Chezhitong Information Technology Co., Ltd.	September 16, 2020	Mainland China	100%
Shanghai Jinpai E-commerce Co., Ltd. (“TTP WFOE”)	July 31, 2015	Mainland China	51%

Principal VIEs and VIEs’ subsidiaries	Date of incorporation or acquisition	Place of incorporation	Percentage of indirect economic interest
Beijing Autohome Information Technology Co., Ltd. (“Autohome Information”)	August 28, 2006	Mainland China	100%
Beijing Shengtuo Hongyuan Information Technology Co., Ltd. (“Shengtuo Hongyuan”)	November 8, 2010	Mainland China	100%
Shanghai Tianhe Insurance Brokerage Co., Ltd.	September 21, 2017	Mainland China	100%
Shanghai Jinwu Auto Technology Consultant Co., Ltd. (“Shanghai Jinwu”)	September 20, 2007	Mainland China	51%
Shanghai Jinyou Auto Technology Consultant Co., Ltd. (“Shanghai Jinyou”)	December 3, 2021	Mainland China	51%

Note: Please refer to Note 19 for the disclosure of acquisition.

The Company provides media services, leads generation services and online marketplace and others through its websites and mobile applications. These services are primarily offered to automakers and dealers, and advertising agencies that represent automakers and dealers in the automobile industry, and financial institutions. The Company’s principal geographic market is in mainland China. Autohome Inc. does not conduct any substantive operations of its own but conducts its primary business operations through its principal subsidiaries, VIEs and the VIEs' subsidiaries.

PRC laws and regulations prohibit or restrict foreign ownership of internet content businesses. To comply with these foreign ownership restrictions, the Company and its subsidiaries operate websites and mobile applications and conduct its business related to internet content services through VIEs. The paid-in capital of the VIEs was funded by the Company’s PRC subsidiaries, Autohome WFOE, Chezhiying WFOE and TTP WFOE, through loans extended to the VIEs’ shareholders (“Nominee Shareholders”). The Company obtained a controlling financial interest in the VIEs and VIEs’ subsidiaries by entering into a series of contractual agreements (the “Contractual Agreements”) through the WFOEs. As a result of the Contractual Agreements, the WFOEs are entitled to substantially all of the economic benefits from the VIEs and VIEs’ subsidiaries and are obligated to absorb all of the VIEs and VIEs’ subsidiaries' expected losses and therefore the Company has determined that it is the primary beneficiary of the VIEs and VIEs’ subsidiaries. Accordingly, the Company has consolidated the VIEs and VIEs’ subsidiaries results of operations and assets and liabilities in the Company’s consolidated financial statements in accordance with US GAAP.

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

In the end of December 2020, the Company acquired TTP, its subsidiaries and VIEs, which also conduct its business related to internet content services through VIEs. In August 2015, the then individual nominee shareholder of Shanghai Jinwu, entered into Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements with Weiwei Wang, pursuant to which the then individual nominee shareholder transferred all of its equity interest of Shanghai Jinwu to Weiwei Wang. In August 2015, TTP WFOE, and Shanghai Jinwu and Weiwei Wang, as the individual nominee shareholder of VIE, entered into a series of contractual agreements. In March and May of 2022, Weiwei Wang and Lan Zhang, as the individual nominee shareholders of Shanghai Jinyou, entered into a series of contractual agreements with TTP WFOE.

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

The following is a summary of the Contractual Arrangements that the Company, through its WFOEs, entered with the VIEs and their Nominee Shareholders:

Exclusive technical consulting and service agreements

Pursuant to the exclusive technical consulting and service agreements that have been entered into by the WFOEs and the VIEs, the VIEs have engaged the WFOEs as their exclusive provider of technical support and management consulting services. In addition, the WFOEs shall provide the necessary financial support to the VIEs whether or not the VIEs incur any losses, and not request for repayment if the VIEs are unable to do so. The VIEs shall pay to the WFOEs service fees calculated based on such VIE’s revenues reduced by its value-added taxes and surcharges, operating expenses and an appropriate amount of retained profit that is determined pursuant to the Company’s tax planning strategies and relevant tax laws. The service fees can be adjusted by the WFOEs unilaterally. The WFOEs shall exclusively own any intellectual property arising from the performance of these agreements. This agreement has 30-year term that can be automatically extended for another 10 years at the option of the WFOEs. The agreement can only be terminated mutually by the parties in writing. During the term of the agreement, the VIEs may not enter into any agreement with third parties for the provision of any technical or management consulting services without prior consent of the WFOEs.

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

In addition, if Autohome Information and its subsidiaries, Shengtuo Hongyuan and its subsidiaries, Shanghai Jinwu Shanghai Jinyou or their shareholders fail to perform their obligations under the Contractual Agreements, the Company may have to incur substantial costs and expend resources to enforce the Company’s rights under the contracts. The Company may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these Contractual Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these Contractual Agreements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Company is unable to enforce these Contractual Agreements, the Company may not be able to obtained a controlling financial interest in the VIEs and VIEs’ subsidiaries, and the Company’s ability to conduct its business may be negatively affected.

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

The VIEs contributed an aggregate of 8.1%, 13.1% and 12.7% of the consolidated net revenues for the years ended December 31, 2020, 2021 and 2022, respectively, after elimination of inter-company transactions. As of December 31, 2021, and 2022, the VIEs accounted for an aggregate of 8.7% and 7.6%, respectively, of the consolidated total assets, and 9.5% and 8.7%, respectively, of the consolidated total liabilities after elimination of inter-company balances.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets to the Company in the form of loans and advances or cash dividends. Please refer to Note 16 for disclosure of restricted net assets.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows.

	As of December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Current assets	735,968	745,057	108,023
Non-current assets	1,922,848	1,837,711	266,443
Total assets	2,658,816	2,582,768	374,466
Accrued expenses and other payables	255,661	253,681	36,780
Advance from customers	88,699	65,150	9,446
Deferred revenue	31,485	36,099	5,234
Inter-company payables	524,983	569,034	82,503
Total current liabilities	900,828	923,964	133,963
Other liabilities	4,202	6,542	947
Deferred tax liabilities	56,462	41,919	6,078
Total non-current liabilities	60,664	48,461	7,025
Total liabilities	961,492	972,425	140,988
Net assets	1,697,324	1,610,343	233,478

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues
-Third-party revenues	700,608	948,520	882,276	127,918
-Inter-company revenues	173,299	131,524	160,272	23,237
Net (loss)/income	23,342	(89,397)	(85,283)	(12,365)

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/generated from operating activities	23,147	411,966	19,289	2,797
Net cash generated/(used in) from investing activities	193,190	(386,343)	(812,606)	(117,817)
Net cash generated from financing activities	—	163,424	666,853	96,685

The revenue-producing assets that are held by the VIEs comprise of customer relationship, trademarks, websites, domain names, operating license and servers.

The current assets of the VIEs included amounts due from Group companies of RMB183.34 million and RMB333.17 million(US$ 48.31 million), as of December 31, 2021 and 2022, respectively, which were eliminated upon consolidation by the Company. The current liabilities of the VIEs included amounts due to Group companies of RMB524.98 million and RMB569.03 million (US$82.50 million), as of December 31, 2021 and 2022, respectively, which were eliminated upon consolidation by the Company. There was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs. Creditors of the VIEs have no recourse to the general credit of the WFOEs, which are the primary beneficiaries of the VIEs. The WFOEs did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the years presented.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
Basis of accounting

The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

On February 2, 2021, the Company announced that the following proposed resolution submitted for shareholder approval has been adopted and approved as a special resolution at the Company’s extraordinary general meeting of shareholders: All authorized Class A ordinary shares and Class B ordinary shares are re-designated and combined into one single class of ordinary shares, and subsequently each ordinary share is subdivided into four shares, effective as of February 5, 2021 (the “Share Subdivision”). As a result of this variation of share capital, the authorized share capital of Autohome Inc. shall be US$1,000,000,000 divided into 400,000,000,000 ordinary shares of a par value of US$0.0025 each, effective as of February 5, 2021. The Company also announced that, concurrently with the effectiveness of the variation of share capital of Autohome Inc., the ratio of ADS to ordinary share will be adjusted to one ADS representing four ordinary shares, beginning on February 5, 2021 (the “ADS Ratio Change”). Accordingly, because the Share Subdivision and ADS Ratio Change are exactly proportionate, the ADS Ratio Change, in and of itself, is neutral in its impact on the per-ADS trading price of Autohome Inc.’s ADSs on the New York Stock Exchange (“NYSE”), as the percentage interest in the Company represented by each ADS will not be altered. The number of issued and unissued ordinary shares as disclosed in these consolidated financial statements are prepared on a basis after taking into account the effects of the Share Subdivision and the ADS Ratio Change and have been retrospectively adjusted accordingly.

(b)
Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries for which the Company or subsidiaries of the Company are the primary beneficiaries. All significant inter-company transactions and balances between the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries are eliminated upon consolidation. Results of acquired subsidiaries and VIEs are consolidated from the date on which control is transferred to the Company, or the Company obtains a controlling financial interest in the VIEs and VIEs’ subsidiaries.

(c)
Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Areas where management uses subjective judgment include, but are not limited to: estimation of variable consideration represented by sales rebates related to revenue transactions; initial valuation of the assets acquired and liabilities assumed in a business combination; fair value measurement of short-term investments; depreciation or amortization of long-lived assets and intangible assets; subsequent impairment assessment of long-lived assets, intangible assets, goodwill, other non-current assets and long-term investments; provision for expected credit loss for financial assets which are within the scope of ASC 326; accounting for deferred income taxes, assessment of fair value and estimate of forfeitures for share-based awards; and accretion of changes in the redemption value on the preferred shares owned by the noncontrolling shareholders. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)
Foreign Currency

The functional currency of Autohome Inc., its Cayman subsidiaries and Cheerbright, is the United States dollar (“US$”), whereas the Company’s subsidiaries and VIEs with operations in mainland China, Hong Kong, and other jurisdictions generally use their respective local currencies as their functional currencies as determined based on the criteria of ASC 830, Foreign Currency Matters. The Company uses the RMB as its reporting currency. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses are included in other operating income, net in the consolidated statements of comprehensive income.

Assets and liabilities of the Company and Company’s subsidiaries, other than the subsidiaries with the functional currency of RMB, are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at monthly average exchange rates prevailing during the fiscal year.

(e)
Convenience Translation

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8972 on December 30, 2022 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)
Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, and time deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities of three months or less.

(g)
Short-term Investments

Short-term investments represent bank deposits and adjustable-rate financial products with original maturities of less than 1 year that are measured at fair value. In accordance with ASC 825, Financial Instruments, for adjustable-rate financial products with the interest rate indexed to performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income as interest and investment income, net. As of December 31, 2022, the Company had an investment in an overdue financial product with fair value below its initial investment, and recognized the loss of RMB73.3 million (US$10.6 million) at “interest and investment income, net”.

(h)
Restricted Cash and Consolidated Statements of Cash Flows

Restricted cash primarily represents cash deposits in a regulatory escrow account related to insurance brokerage services and litigation-related restricted balance.

The following table provides a reconciliation of the amount of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets to the total of the same such amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Amounts shown in Consolidated Balance Sheets:
Cash and cash equivalents	1,751,222	4,236,501	2,801,299	406,150
Restricted cash	17,926	95,055	14,175	2,055
Total cash, cash equivalents and restricted cash as shown in Consolidated Statements of Cash Flows	1,769,148	4,331,556	2,815,474	408,205

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

(m)
Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Company’s goodwill at December 31, 2021 and 2022 was related to its acquisition of Cheerbright, China Topside and Norstar in June 2008, and its acquisition of TTP in December 2020. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

Management has determined that the Company represents the lowest level within the entity at which goodwill is monitored for internal management purposes. Starting from January 1, 2020, the Company adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss. Management evaluated goodwill for impairment by performing a qualitative assessment at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more-likely-than-not that the fair value of the reporting unit is in excess of its carrying amount as of December 31, 2021 and 2022. Therefore, no impairment loss was recorded for the years ended December 31, 2020, 2021 and 2022. At December 31, 2021 and 2022, goodwill was RMB3,941.82 million and RMB3,941.82 million (US$571.51 million), respectively.

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

Leads generation services

Leads generation services primarily include revenues from (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and (iii) used car listing services. Under the dealer subscription services, the Company makes available throughout the subscription period a webpage linked to its websites and mobile applications where the dealers can publish information such as the pricing of their products, locations and addresses and other related information. Usually, advanced payment is made for the dealer subscription services and revenue is recognized over time on a straight-line basis as services are constantly provided over the subscription period. For the advertising services sold to individual dealers, revenue is recognized when the advertising is published over the stated display period. The used car listing services primarily include listing and display of used vehicles, generation of sales leads, etc, through the Company’s platform. The used car platform acts as a user interface that allows potential used car buyers to identify listings that meet their specific requirements and contact the seller. The service fee is charged per the number of displayed days, or quantity of sales leads delivered. Revenue is recognized respectively at a point in time upon the display of vehicles or the delivery of sales leads.

Online marketplace and others

Online marketplace and others revenue primarily consist of revenues related to (i) data products, (ii) new and used vehicle transaction platform, and (iii) auto financing services and others.

For the data products, the Company provides data-driven products and solutions for the automakers and dealers, and recognizes revenue over the service period of data-driven products and solutions by the automakers and dealers.

For the new and used vehicle transaction business, the Company provides platform-based services including facilitation of transactions, transaction-oriented marketing solutions, and generation of sales leads. For the new vehicle transaction, the Company acts as the platform for users to review automotive-related information and inquiry, and facilitates of transaction by delivering sales leads to the automakers. For the used vehicle transaction, the Company acts as a used car consumer-to-business-to-consumer transaction system that facilitates the used car transaction between the sellers and buyers and charge the service fee per each sale. The new and used vehicle transaction revenue is recognized at a point in time when the sales leads are delivered or upon the successful facilitation of transaction.

For the auto-financing business, the Company provides a platform which serves as a bridge to match users and automobile sellers that have auto financing needs with the Company’s cooperative financial institutions that offer a variety of products covering merchant loans, consumer loans, leases and insurance services. The auto-financing service fee is charged on a per sale or lead basis, and the service fee is recognized at a point in time when the sales leads are delivered or upon the successful facilitation of transaction. The company is not involved in providing the loans and has no further obligation once the revenue for the lead has been recognized.

Contract Balances and Accounts Receivable

Payment terms and conditions vary by contract and service types. However, generally speaking, excluding dealer subscription and used car listing, the rest of service contracts usually require payment within several months of service delivery. The term between billings and when payment is due is not significant and the Company generally does not provide significant financing terms. Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Company has satisfied its performance obligations and has the unconditional right to payment. Non-refundable payments in advance of revenue recognition are recorded as deferred revenue and recognized as revenue along with the fulfillment of performance obligations. Deferred revenue is primarily related to the advanced payment related to dealer subscription services and used car listings under leads generation services. The beginning balance of deferred revenue of RMB1,553.01 million (US$225.17 million) was fully recognized as revenue for the year ended December 31, 2022. Due to the impact of Covid 19 pandemic in December 2022, there was a 26% year-over-year decrease in contract liability balance for the year ended December 31, 2022.

Accounts receivable are carried at net realizable value. Prior to the adoption of ASC 326, an allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. On January 1, 2020, the Company adopted Accounting Standards Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”) using the modified retrospective transition method. ASC 326 replaces the existing incurred loss impairment model with a forward-looking current expected credit loss (“CECL”) methodology. The Company estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics and estimated the allowance for credit losses on receivables not sharing similar risk characteristic on an individual basis. The key factors considered when determining the allowances for credit losses include the historical loss experience, lifetime for debt recovery, financial performance of the customers, current and future economic conditions. An accounts receivable balance is written off after all collection effort has ceased.

Practical Expedients and Exemptions

The Company has elected to use the practical expedient to not disclose the remaining performance obligations for contracts that have durations of one year or less. Performance obligations to be recognized over a period in excess of one year are immaterial as of December 31, 2021 and 2022.

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

(p)
Cost of Revenues

Cost of revenues primarily consist of (i) operational costs, (ii) content costs, (iii) bandwidth and Internet Data Center (“IDC”) fees , (iv) tax surcharges and (v) depreciation & amortization expenses and others. Operational costs primarily include the transaction fees incurred on our platform, execution costs of service contracts, salaries and benefits, and share-based compensation expenses of related employees. Content costs are costs directly related to purchasing and producing the professionally-generated content displayed on our websites and mobile applications.

(q)
Advertising Expenditures

Advertising expenditures which amounted to RMB1,795.33 million, RMB1,341.62 million and RMB1,397.96 million (US$202.68 million) for the years ended December 31, 2020, 2021 and 2022, respectively, are expensed as incurred and are included in sales and marketing expenses.

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

The Company determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. The Company has operating leases for office buildings and data centers and has no finance leases as of December 31, 2021 and 2022. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

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

As of December 31, 2021 and 2022, the Company recognized the following items related to operating lease in its consolidated balance sheets.

	As of December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Operating lease ROU assets	133,383	115,118	16,691
Operating lease liabilities, current portion	96,160	59,798	8,670
Operating lease liabilities, non-current portion	28,619	50,591	7,335

Lease cost recognized in the Company’s consolidated statements of comprehensive income is summarized as follows:

		Year ended December 31,
		2020	2021	2022
	Classification	RMB	RMB	RMB	US$
		(in thousands)
Operating lease cost		117,479	131,529	128,081	18,570
	Cost of revenues	21,658	28,798	21,695	3,145
	Operating expenses	95,821	102,731	106,386	15,425
Cost of other leases with terms less than one year		96,065	99,923	87,603	12,701
	Cost of revenues	86,253	88,567	79,274	11,493
	Operating expenses	9,812	11,356	8,329	1,208

Maturities of operating lease liabilities as of December 31, 2022 are as follows:

	Amounts
	RMB	US$
	(in thousands)
2023	64,341	9,329
2024	42,687	6,189
2025	12,050	1,747
2026	4,088	593
2027	1,973	286
Total lease payments	125,139	18,144
Less imputed interest	(14,750)	(2,139)
Total	110,389	16,005

As of December 31, 2021 and 2022, the Company’s weighted-average remaining lease term was 1.10 and 1.70 years, and weighted-average discount rate was 6.69% and 6.71%, respectively.

As of December 31, 2021 and 2022, the Company does not have any significant operating or finance leases that have not yet commenced. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company leased office space and data centers from its related party, Ping An Company for a total amount of RMB119.86 million, RMB138.01 million and RMB151.78 million (US$22.01 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

(t)
Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. For reconciliation of tax computed by applying the respective statutory income tax rate to pre-tax income, please see “ TAXATION” under Note 6 to our audited consolidated financial statements.

The Company applies ASC 740, Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “income tax expense”, in the consolidated statements of comprehensive income.

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

(x)
Segment Reporting

In accordance with ASC 280-10, Segment Reporting: Overall, the Company’s chief operating decision maker has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Company as a whole; hence, the Company has only one operating segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets and revenue are substantially located in and derived from mainland China, no geographical segments are presented.

(y)
Employee Benefits

The full-time employees of the Company’s PRC subsidiaries and VIEs are entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total expenses for the employee benefits plans were RMB241.95 million, RMB418.52 million and RMB432.06 million (US$62.64 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Forfeiture rates are estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. To the extent the Company revises these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. The Company, with the assistance of an independent third-party valuation firm, determined the fair value of the stock options granted to employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees. Subsequent to the IPO, fair value of the ADS in the US market or ordinary shares in the HK market is the price of the Company’s publicly traded shares.

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

(aa)
Other operating income, net

Value Added Tax (“VAT”) refunds are presented as a component of other operating income, net. For Beijing Prbrownies Software Co., Ltd. (“Beijing Prbrownies”) and Tianjin Autohome Software Co., Ltd. (“Tianjin Autohome”, formerly known as Tianjin Autohome Data Information Technology Co., Ltd.)., they are subject to 13% VAT (or 16% VAT before April 1, 2019) for the dealer subscription services and other services, which were sold in the form of software products. Beijing Prbrownies and Tianjin Autohome are entitled to an immediate 10% VAT (or 13% before April 1,2019) refund, which is a refund in excess of 3% VAT on the total VAT payable, after their registration of software products with relevant authorities and obtaining a refund approval from the local tax bureau. For the years ended December 31, 2020, 2021 and 2022, RMB218.41 million, RMB231.45 million and RMB223.93 million (US$32.47 million) of VAT refunds were recorded as other operating income, net.

Other operating income, net also includes government grants, which primarily represent subsidies and tax refunds for operating a business in certain jurisdictions and fulfilment of specified tax payment obligations. These grants are not subject to any specific requirements and are recorded when received. For the years ended December 31, 2020, 2021 and 2022, RMB210.02 million, RMB51.69 million and RMB56.41million (US$8.18 million) of government grants were recorded as other operating income, net.

(bb)
Commitment and contingencies

From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

(cc)
Business Combinations

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive loss.

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

For the determination of fair value, option pricing model was used. The major unobservable input used in the option pricing model included equity value of underlying business, which was determined by management using valuation techniques under the combination of income approach and market approach. The significant assumptions used in valuation included revenue growth rate, operating margin, discount rate and selection of valuation multiples.

(ee)
Recent Accounting Pronouncements

In June 2022, the FASB issued ASU No. 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Company for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

(ff)
Concentration of Risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. As of December 31, 2021, and 2022, cash and cash equivalents, restricted cash and short-term investments altogether amounting to RMB20,827.82 million and RMB22,095.07 million (US$3,203.48 million), respectively, were deposited with various major reputable financial institutions located in the PRC and international financial institutions outside of the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the creditworthiness of these financial institutions. The Company’s total cash and cash equivalents, restricted cash, and short-term investments held at three financial institutions in mainland China, representing 23.5%, 17.7% and 14.1% of the Company’s total cash and cash equivalents, restricted cash, and short-term investments as of December 31, 2022, respectively. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In the event of bankruptcy of one of the banks which holds the Company’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. The Company continues to monitor the financial strength of these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers, which are exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring process of outstanding balances. The Company maintains reserves for allowance of doubtful accounts and these allowances have generally been within expectations. There was one customer and nil that individually represented greater than 10% of the total accounts receivable as of December 31, 2021 and 2022.

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

There was no customer that individually represented greater than 10% of the total net revenues for the years ended December 31, 2020, 2021 and 2022, respectively.

Currency convertibility risk

The Company transacts majority of its business in RMB, which is not freely convertible into foreign currencies. According to the relevant regulations in mainland China, all foreign exchange transactions are required to take place either through the People’s Bank of China (“PBOC”) or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Most of the cash and cash equivalents and short-term investments held by PRC subsidiaries and the VIEs are denominated in RMB, while a portion of cash and cash equivalents and short-term investments held by PRC subsidiaries and the VIEs are denominated in US$. Cash distributed outside of mainland China by PRC subsidiaries and the VIEs are subject to PRC dividend withholding tax.

Foreign Currency exchange rate risk

Since July 21, 2005, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There was appreciation of 6.7%, appreciation of 2.4%, and depreciation of 7.6% for the years ended December 31, 2020, 2021 and 2022, respectively. Any significant appreciation or depreciation of the RMB may materially and adversely affect the Company’s earnings and financial position, and the value of, and any dividends payable on, the Company’s ADSs in U.S. dollars. For example, to the extent that the Company need to convert U.S. dollars it received from its initial public offering into RMB to pay its operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount it would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company’s earnings, which in turn could adversely affect the price of ADSs.

3.
FAIR VALUE MEASUREMENT

Assets measured at fair value on a recurring basis

	Fair Value Measurement at December 31, 2022 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2022
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cash equivalents
Time deposits	—	796,460	—	796,460	115,476
Short-term investments
Term deposits	—	14,267,056	—	14,267,056	2,068,529
Adjustable-rate financial products	—	5,003,746	—	5,003,746	725,475
Equity investments with readily determinable fair value	8,790	—	—	8,790	1,274
	8,790	20,067,262	—	20,076,052	2,910,754

	Fair Value Measurement at December 31, 2021 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2021
	RMB	RMB	RMB	RMB
	(in thousands)
Cash equivalents
Time deposits	—	892,598	—	892,598
Short-term investments
Term deposits	—	10,484,066	—	10,484,066
Adjustable-rate financial products	—	6,007,859	—	6,007,859
Equity investments with readily determinable fair value	4,342	—	—	4,342
	4,342	17,384,523	—	17,388,865

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

4.
ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for credit losses consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Accounts receivable	2,317,034	2,113,454	306,422
Allowance for credit losses	(177,563)	(185,755)	(26,932)
Total	2,139,471	1,927,699	279,490

The movements in the allowance for credit losses were as follows:

		Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Beginning balance	33,989	128,199	177,563	25,744
Additions charged to current expected credit loss	104,434	53,294	20,602	2,987
Reversal	(8,751)	—	(12,303)	(1,784)
Write off	(1,473)	(3,930)	(107)	(15)
Ending balance	128,199	177,563	185,755	26,932

5.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Prepayments	216,264	295,178	42,797
Rental and other deposits	20,371	20,634	2,992
Receivables from third-party payment platform	9,899	17,927	2,599
Interest receivable	1,495	2,431	352
Staff advances	1,395	672	97
Other receivables	30,824	20,680	2,999
	280,248	357,522	51,836

Prepayments primarily include prepaid VAT and surcharges, prepaid promotional expenses and service fee.

6.
TAXATION

Enterprise income tax

Cayman Islands

Autohome Inc. and certain of its subsidiaries are incorporated in the Cayman Islands and conduct substantially all of its business through its PRC subsidiaries and VIEs. Under the current laws of the Cayman Islands, Autohome Inc. and its subsidiaries are not subject to tax on income or capital gains. In addition, upon payments of dividends by these entities to their shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Cheerbright and Auto Pai Ltd. were incorporated in the British Virgin Islands and conducts substantially all of its business through its PRC subsidiaries and VIEs. Under the current laws of the British Virgin Islands, they are not subject to tax on income or capital gains. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Autohome (Hong Kong) Limited, Autohome Media, Autohome Link Hong Kong Limited, and TTP Car (HK) Limited were incorporated in Hong Kong. Subsidiaries in Hong Kong are subject to a two-tiered profits tax regime . The profits tax rate for the first HK$2 million of profits of corporations is 8.25%, while profits above that amount continue are subject to a rate of 16.5%. Under the Hong Kong tax law, the Company’s subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Mainland China

Autohome WFOE, Chezhiying WFOE, Beijing Autohome Technologies Co., Ltd.(“Beijing Autohome Technologies”), Beijing Prbrownies, Hainan Chezhiyitong Information Technology Co., Ltd. (“Hainan Chezhiyitong”) and Tianjin Autohome are recognized as “High-New Technology Enterprise”(“HNTE”) and are eligible for a 15% preferential tax rate until 2024, 2023, 2023, 2023, 2022 and 2022, respectively, upon the completion of their filings with the relevant tax authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China.

Chezhiying WFOE, Hainan Chezhiyitong and Tianjin Autohome are recognized as software enterprise (“SE”) and are exempt from income tax for the tax year of 2019 and 2020 and enjoyed a 50% reduction in the statutory income tax rate of 25% for the tax year of 2021. Above three entities can continue to enjoy the 12.5% preferential tax rate for the years of 2022 and 2023 provided that they maintains their status as a SE during each relevant tax year.

Beijing Prbrownies, and Tianjin Autohome were accredited as key software enterprise (“KSE”) under the relevant PRC laws and regulations as well in the tax filing of 2021, which tax rate will continue to apply for so long as it maintains its key software enterprise status during each relevant tax year. Beijing Prbrownies enjoyed a more preferential enterprise tax rate of 10% for the tax years 2020 and 2021.Tianjin Autohome has enjoyed a tax exemption for the tax year of 2021.

Except for the above-mentioned entities, the Company’s remaining PRC subsidiaries and all the VIEs were subject to enterprise income tax at a rate of 25% for 2020, 2021 and 2022.

The management subsequently assessed and concluded that uncertain preferential tax rates for certain subsidiaries were able to be realized in the year of 2022 and a reversal of RMB207.67 million (US$30.11million) was recorded in the year of 2022, composed of current income tax expense of RMB196.54 million (US$28.50 million) and deferred income tax expense of RMB11.13 million (US$1.61 million). A reversal of RMB331.96 million and RMB348.59 million was also recorded in the year of 2020 and 2021, each composed of current income tax expense of RMB371.83 million and deferred income tax benefit of RMB39.87 million , current income tax expense of RMB 317.94 million and deferred income tax expense of RMB30.65 million.

The basic earnings per share effects related to the preferential tax rate were RMB0.97, RMB1.11 and RMB0.54 (US$0.08) after considering the effects of the Share Subdivision as detailed in Note 2(a) for the years ended December 31, 2020, 2021 and 2022, respectively.

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

The Company's subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted or substantially enacted in the countries where they operate and generate income.

The Company had minimal operations in jurisdictions other than the PRC. Income/(loss) before income tax expense consists of:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Mainland China	3,770,148	2,328,917	1,724,835	250,079
Non-Mainland China	(231,207)	(151,759)	38,011	5,511
	3,538,941	2,177,158	1,762,846	255,590

The income tax expense/(benefit) is comprised of:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Current	283,372	185,194	86,560	12,550
Deferred	(22,427)	(151,188)	(148,340)	(21,507)
	260,945	34,006	(61,780)	(8,957)

The reconciliation of income tax expense/(benefit) for the years ended December 31, 2020, 2021 and 2022 is as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Income before income tax expense	3,538,941	2,177,158	1,762,846	255,590
Income tax expense computed at Mainland China statutory tax rates (25%)	884,735	544,290	440,713	63,897
Non-deductible expenses	54,456	28,725	60,268	8,738
Research and development expenses super-deduction	(225,715)	(185,801)	(234,179)	(33,953)
Change in valuation allowances	(5,285)	50,473	21,338	3,094
Outside basis difference	142	(1,111)	(5,652)	(819)
Effect of international tax rate difference	8,682	37,940	(16,835)	(2,441)
Effect of preferential tax rate	(463,819)	(552,567)	(267,490)	(38,782)
Effect of withholding tax on dividend	76,610	164,946	(1,667)	(242)
Other adjustments (Note)	(68,861)	(52,889)	(58,276)	(8,449)
Income tax expense/(benefit)	260,945	34,006	(61,780)	(8,957)

Note: This amount mainly represents tax adjustments relating to share-based compensation exercised in 2019,2020 and 2021, which can be recognized in calculating income tax expense when realized at the completion of the Company’s tax returns, in 2020,2021 and 2022, respectively.

Deferred tax

The significant components of deferred taxes are as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Deferred tax assets
Allowance for doubtful accounts	35,359	37,092	5,378
Accrued staff cost and expenses	97,883	134,799	19,544
Deferred revenue	5,551	11,570	1,677
Tax losses	489,664	497,871	72,184
VAT refund	351	4,840	702
Less: Valuation allowances	(452,670)	(420,566)	(60,976)
Total deferred tax assets	176,138	265,606	38,509

Deferred tax liabilities
Identifiable intangible assets arising from acquisition	52,460	41,350	5,995
Intangible assets and internally-developed software	32,540	21,181	3,071
Outside basis difference and others	437,963	428,474	62,123
Withholding income tax	53,835	26,921	3,903
Total deferred tax liabilities	576,798	517,926	75,092

In assessing the realizability of deferred tax assets, the Company has considered whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company records a valuation allowance to reduce deferred tax assets to a net amount that management believes is more-likely-than-not of being realizable based on the weight of all available evidence. The Company recorded valuation allowances against the deferred tax assets of the PRC subsidiaries and VIEs as of December 31, 2021 and 2022, respectively, due to the cumulative tax loss positions and insufficient forecasted future taxable income.

As of December 31, 2022, the Company had net operating losses of approximately RMB2,186.79 million (US$317.05 million), which can be carried forward to offset taxable income. The accumulated tax losses of subsidiaries in Mainland China were RMB2,164.50 million (US$313.82 million) as of December 31, 2022, which will expire, if unused, in the years ending December 31, 2023 through 2032.

Valuation allowance is provided against deferred tax assets when the Company determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. Movement of valuation allowance is as follow:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Valuation allowance
Balance at beginning of the year	(56,292)	(402,197)	(452,670)	(65,631)
Additions	(374,721)	(93,165)	(48,944)	(7,096)
Reversal	28,816	42,692	81,048	11,751
Balance at ending of the year	(402,197)	(452,670)	(420,566)	(60,976)

Deferred tax liabilities arising from undistributed earnings

The Enterprise Income Tax Law also imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIEs”) to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China. As of December 31, 2022, the Company’s Hong Kong subsidiary, Autohome Media was identified as qualified subsidiary, and dividends are subject to a withholding tax rate of 5%.

On November 4, 2019, the Company's Board of Directors approved an annual cash dividend policy. Under the policy, starting from 2020, the Company will declare and distribute a recurring cash dividend at an amount equivalent to approximately 20% of the Company's net income in the previous fiscal year. On February 16, 2023, the Company’s Board approved an amendment to change the annual cash dividend to a fixed amount of at least RMB500.0 million between 2022 and 2026. In 2020, 2021 and 2022, the Company accrued RMB76.61 million, RMB53.84 million and RMB26.92 million (US$3.90 million) of deferred income tax expenses associated with the expected cash dividend payment, respectively.

As of December 31, 2021 and 2022, the total amount of undistributed earnings from the Company’s PRC subsidiaries and VIEs that are considered to be permanently reinvested was RMB14,620.44 million and RMB15,927.82 million (US$2,309.32 million), respectively. As of December 31, 2021and 2022, determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical.

7.
PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
At cost:
Electronic equipment	651,779	678,753	98,410
Office equipment	2,290	2,372	344
Motor vehicles	7,264	8,318	1,206
Software	419,326	475,935	69,004
Leasehold improvements	87,718	86,826	12,589
	1,168,377	1,252,204	181,553
Less: Accumulated depreciation	(786,881)	(996,906)	(144,538)
	381,496	255,298	37,015

Depreciation expense was RMB158.23 million, RMB225.31 million and RMB226.09 million (US$32.78 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

8.
INTANGIBLE ASSETS, NET

The following tables present the Company’s intangible assets with definite lives as of the respective balance sheet dates:

	December 31, 2022
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB	US$
	(in thousands)
Technologies	202,100	(80,840)	121,260	17,581
Trademarks	175,308	(87,480)	87,828	12,734
Customer relationship	46,900	(22,120)	24,780	3,593
Websites	27,000	(27,000)	—	—
Domain names	3,101	(2,616)	485	70
Database	73,500	(29,400)	44,100	6,394
Licensing agreements	3,024	(2,992)	32	5
Insurance brokerage license	28,133	(28,133)	—	—
	559,066	(280,581)	278,485	40,377

	December 31, 2021
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB
	(in thousands)
Technologies	202,100	(40,420)	161,680
Trademarks	175,309	(72,237)	103,072
Customer relationship	46,900	(13,860)	33,040
Websites	27,000	(27,000)	—
Domain names	2,954	(2,277)	677
Database	73,500	(14,700)	58,800
Licensing agreements	2,798	(2,636)	162
Insurance brokerage license	28,133	(28,133)	—
	558,694	(201,263)	357,431

The Company obtained insurance brokerage license in 2017 through acquisition of Shanghai Tianhe Insurance Brokerage Co., Ltd., which was accounted for as asset acquisition. The Company acquired TTP on December 31, 2020 and identified the intangible assets of technologies, trademarks, customer relationship and database (Note 19). The intangible assets are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from approximately 1.75 to 15 years. Amortization expense was RMB12.05 million, RMB83.71 million and RMB79.10 million (US$11.47 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

The annual estimated amortization expenses for the acquired intangible assets for each of the next five years are as follows:

	2023	2024	2025	2026	2027
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Amortization expenses	76,476	74,100	74,100	10,720	10,720

9.
LONG-TERM INVESTMENTS

As of December 31, 2021 and 2022, the Company holds several equity investments through its subsidiaries or VIEs, all of which were accounted for under the equity method since the Company can exercise significant influence but does not own a majority equity interest in or control them.

Guangzhou Ping An Consumer Equity Investment Partnership (L.P.)

In January, 2022, the Company entered into a limited partner interest subscription agreement, a limited partnership agreement and certain other auxiliary documents with Ping An Capital Co., Ltd. (the “Fund Manager”), pursuant to which the Company agrees to subscribe for RMB400 million worth of limited partner interests in an equity investment fund managed by the Fund Manager.

Hunan Mango Autohome Automobile Sales Co., Ltd. (“Mango JV”)

In May 2015, the Company entered into a shareholder agreement with HappiGo Home Shopping Co. (“HappiGo”) to establish a strategic joint venture, Mango JV, with total capital contribution of RMB100 million, of which the Company subscribed for RMB49 million or 49% of the ordinary shares.

Visionstar Information Technology (Shanghai) Co., Ltd. (“Shanghai Visionstar”)

In July 2017, the Company acquired a 10% interest in Shanghai Visionstar, which primarily engages in augmented reality technology and related operations in mainland China, with a total cash consideration of RMB30 million. The investment was accounted for using equity method as the Company determined that it can exercise significant influence over Shanghai Visionstar.

Other investments

The Company also holds several other investments in equity investees.

The carrying amount of all of the equity method investments was RMB70.72 million and RMB419.2 million (US$60.8 million) as of December 31, 2021 and 2022, respectively. The Company excluded the summarized information for these equity method investees as they were insignificant either individually or on an aggregated basis for all the years presented.

The impairment associated with the equity method investments was immaterial during any of the years presented.

10.
OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Operating lease right-of-use assets	133,383	115,118	16,691
Others	—	934	135
	133,383	116,052	16,826

11.
ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables are as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Accrued expenses	550,848	1,200,237	174,018
Accrued rebates	646,723	580,989	84,235
Payroll and welfare payable	526,080	508,598	73,740
Operating lease liabilities - current portion	96,160	59,798	8,670
VAT and surcharges payable	31,307	47,908	6,946
Deposit from customers	21,058	13,129	1,904
Professional service fees	22,885	8,644	1,253
Payable for purchase of fixed assets	21,045	5,359	777
Payable for exercise of share-based awards	2,566	4,402	638
Others	125,925	108,217	15,689
	2,044,597	2,537,281	367,870

12.
RELATED PARTY TRANSACTIONS

Yun Chen became the Company’s controlling shareholder in June 2016 and Yun Chen is a subsidiary of Ping An. Therefore Ping An Group became the Company’s related party since then.

During the years ended December 31, 2020, 2021 and 2022, related party transactions were as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Services provided to Ping An Group (a)	621,845	417,051	226,539	32,845
Services provided to other related parties	—	—	—	—
Net revenues from related parties	621,845	417,051	226,539	32,845

Services provided by and assets purchased from Ping An Group (b)	156,420	176,880	191,751	27,801
Services provided by and assets purchased from other related parties	5,625	714	2,378	345
Services provided by related parties	162,045	177,594	194,129	28,146

Interest income from Ping An Group	63,558	136,613	143,848	20,856

As of December 31, 2021 and 2022, balances with related parties were as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Amounts due from related parties, current
Ping An Group (c)	83,376	49,644	7,198

Amounts due from related parties, non-current
Ping An Group (c)	7,529	9,419	1,366

Amounts included in “Cash and cash equivalents” (d)	780,875	1,093,434	158,533
Amounts included in “Short-term investments” (d)	3,358,937	4,088,598	592,791
Amounts included in “Restricted cash” (d)	5,000	5,000	725

Amounts due to related parties
Ping An Group (e)	31,182	26,042	3,776
Other related parties	715	1,054	153
	31,897	27,096	3,929

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

14.
COST OF REVENUES

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)

Operational costs	388,648	520,805	548,309	79,497
Content costs	182,868	204,614	359,404	52,109
Bandwidth and IDC costs	113,858	105,343	113,150	16,405
Tax surcharges	96,958	39,240	97,379	14,119
Depreciation & amortization expenses and others	178,838	177,890	116,931	16,953
	961,170	1,047,892	1,235,173	179,083

15.
ORDINARY SHARES

As of December 31, 2022, Autohome Inc. had 492,742,468 issued and outstanding ordinary shares after considering the effects of the Share Subdivision as detailed in Note 2(a).

On November 18, 2021, the Company announced a share repurchase program under which the Company may repurchase up to US$200 million of its ADSs over the next twelve months through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations.

The Company repurchased 3,520,260 ADSs (equal to 14,081,040 ordinary shares) from the open market with an aggregate purchase price of RMB719.13 million (US$104.26 million) during the year ended December 31, 2022. The repurchased shares have not been cancelled by the end of 2022 and are reflected as treasury stock.

16.
RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries.

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

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The Company’s VIEs in mainland China are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. As of December 31, 2020, 2021 and 2022, the Company’s PRC subsidiaries and VIEs had appropriated RMB87.76 million, RMB91.34 million and RMB93.59 million (US$13.57 million), respectively, of retained earnings for its statutory reserves.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2021 and 2022, the amounts of net assets restricted including the paid-up capital, additional paid-in capital and the statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, were RMB4,924.95 million and RMB5,162.55 million (US$748.50 million), respectively.

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

17.
EARNINGS PER SHARE/ADS

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Basic earnings per share:
Numerator:
Net income attributable to ordinary shareholders	3,275,658	2,148,566	1,807,176	262,017
Denominator:
Weighted average ordinary shares outstanding	477,467,268	499,861,764	499,160,564	499,160,564
Basic earnings per share	6.86	4.30	3.62	0.52
Diluted earnings per share:
Numerator:
Net income attributable to ordinary shareholders	3,275,658	2,148,566	1,807,176	262,017
Denominator:
Weighted average ordinary shares outstanding	477,467,268	499,861,764	499,160,564	499,160,564
Dilutive effect of share-based awards	2,219,112	619,776	506,228	506,228
Weighted average number of shares outstanding-diluted	479,686,380	500,481,540	499,666,792	499,666,792
Diluted earnings per share	6.83	4.29	3.62	0.52

Earnings per ADS
Net income per ADS – basic (RMB)	27.44	17.19	14.48	2.10
Net income per ADS – diluted (RMB)	27.32	17.17	14.47	2.10

The effects of 481,828, 455,824 and 1,484,748 stock options were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the years ended December 31, 2020, 2021 and 2022, respectively. The effects of 90,536, 1,407,232 and 4,161,652 restricted shares were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the years ended December 31, 2020, 2021 and 2022, respectively.

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

Share options

The following table summarizes the Company’s employee share option activity under the share option plans:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)
Outstanding, January 1, 2022	542,828	51.33	25.80	8.88	206
Granted	146,240	28.33	19.82
Exercised	(5,000)	22.19
Forfeited/Cancelled	(119,192)	59.22
Outstanding, December 31, 2022	564,876	43.96	21.45	8.48	587
Vested and expected to vest at December 31, 2022	541,624	43.71	21.70	8.46	570
Exercisable as of December 31, 2022	149,128	54.42	30.93	7.04	196

The aggregate intrinsic value in the table above is calculated as the difference between the exercise price of the underlying awards and US$30.60, the closing stock price of the Company’s ordinary shares on December 31, 2022. The weighted-average grant-date fair value of options granted during the years ended December 31, 2020, 2021 and 2022 was US$40.52, US$23.00 and US$19.82, respectively. The total grant date fair value of options vested during the years ended December 31, 2020, 2021 and 2022 was RMB58.09 million, RMB32.23 million and RMB19.60 million (US$2.84 million), respectively. Total intrinsic value of options exercised during the years ended December 31, 2020, 2021 and 2022 was RMB170.37 million, RMB27.95 million and RMB0.47 million (US$0.07 million), respectively.

The aggregate fair value of the outstanding options at the grant dates were determined to be RMB83.58 million (US$12.12 million) and such amount shall be recognized as compensation expenses using the straight-line method for all employee share options granted with graded vesting. As of December 31, 2022, there was RMB39.00 million (US$5.65 million) of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 2.93years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

Restricted shares

Restricted shares activity for the year ended December 31, 2022 was as follows:

	Number of shares	Weighted average grant date fair value
Outstanding, January 1, 2022	1,290,159	55.34
Granted	1,734,540	33.46
Vested	(404,930)	60.52
Forfeited/Cancelled	(330,509)	40.20
Outstanding, December 31, 2022	2,289,260	34.22
Expected to vest, December 31, 2022	1,769,765	34.30

The weighted average grant-date fair value of restricted shares granted during the years ended December 31, 2020, 2021 and 2022 was US$85.44, US$50.79 and US$33.46, respectively, which was derived from the fair value of the underlying ordinary shares. The total grant date fair value of restricted shares vested during the years ended December 31, 2020, 2021 and 2022 was RMB144.76 million, RMB165.68 million and RMB172.59 million (US$25.02 million). The aggregate fair value of the outstanding restricted shares at the grant dates were determined to be RMB540.24 million (US$78.33 million) and such amount shall be recognized as compensation expense using the straight-line method for all restricted shares granted with graded vesting. As of December 31, 2022, there was RMB332.45 million (US$48.20 million) of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested restricted shares which are expected to be recognized over a weighted-average period of 3.07 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility and the exercise multiple for which employees are likely to exercise share options. For expected volatilities, the Company has referred to the historical price volatilities of the Company. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised and is based on a consideration of research study regarding exercise pattern based on historical statistical data. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury Bills yield curve in effect at the time of grant. The Company’s management is ultimately responsible for the determination of the estimated fair value of its options. Subsequent to the IPO, fair value of the ordinary shares was the price of the Company’s publicly traded shares.

The Company calculated the estimated fair value of the share-based awards on the respective grant dates using the binomial option pricing model with the following assumptions:

	2020	2021	2022
Fair value of ordinary share	US$77.32-US$94.46	US$31.06-US$119.82	US$28.76-US$39.35
Risk-free interest rates	0.62%-1.92%	1.09%-1.62%	1.52%-3.91%
Expected exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Expected volatility	52%-53%	51%-52%	52%-54%
Expected dividend yield	1.00%	1.00%	1.00%
Weighted average fair value per option granted	US$30.00 - US$44.69	US$10.51-US$60.83	US$3.83-US$21.32

Share-based compensation expenses relating to options and restricted shares granted to employees recognized for the years ended December 31, 2020, 2021 and 2022 is as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	21,372	23,142	8,608	1,248
Sales and marketing expenses	40,103	46,823	38,317	5,555
General and administrative expenses	55,868	48,803	53,209	7,715
Product development expenses	93,863	87,292	68,756	9,969
	211,206	206,060	168,890	24,487

19.
ACQUISITION

In October 2020, the Company entered into a definitive agreement with TTP, an auction platform for used cars in China. Pursuant to the agreement, the Company committed to make an investment in TTP through subscription of preferred shares of TTP for an aggregate purchase price of US$168 million , including (i) the first closing transaction of US$143 million in exchange for 31.48% preferred shares of TTP on an as-converted basis; and (ii) the second closing transaction of US$25 million, in exchange for an additional 4.17% preferred shares of TTP. In addition, the Company also obtained the right to purchase up to US$200 million in total principal amount of convertible bonds (“New Warrant”) to be issued by TTP upon the Company's request.

The first closing transaction was completed on December 31, 2020, which gave the Company 51% voting rights at the shareholders’ level and the right to appoint majority members on TTP’s Board of Directors. Therefore, the Company obtained control over TTP on December 31, 2020. After the first closing, the Company held investments in TTP both in forms of convertible bonds (“CB”) and preferred shares, representing in aggregate 48.87% of TTP’s equity interest on as-converted basis. In April 2021, the Company completed the second closing of its investment in TTP with a cash consideration of US$25 million. In June 2021, the CB and the related accrued interest held by the Company was converted into preferred shares of TTP. After the second closing and the conversion of CB, the Company held 51.00% of TTP’s equity interest.

The acquisition was accounted for as a business combination. The financial position and results of operation of TTP and its subsidiaries were included in the Company’s consolidated financial statements on December 31, 2020. Since the acquisition was effective on the last day of the fiscal year, the impact was immaterial to the results of operations for the year ended December 31, 2020. Total purchase price for the acquisition comprised of:

Amount
RMB
(in thousands)
Total Cash consideration	935,932
Less: consideration for New Warrant	(74,383)
Less: settlement of pre-existing relationship (Revised - Note 1)	(129,571)
Purchase consideration	731,978

The Company made estimates and judgments in determining the fair value of the assets acquired and liabilities assumed with the assistance from an independent valuation firm. The purchase price allocation as the date of the acquisition is as follows:

	Amount	Amortization Period
	RMB
	(in thousands)
Intangible assets
- Technologies	202,100	5 years
- Trademarks	106,900	10 years
- Customer relationship	41,300	5 years
- Database	73,500	5 years
Goodwill (Revised -Note 1)	2,437,542
Net liabilities acquired, excluding intangible assets and the related deferred tax liabilities	(861,918)
Deferred tax liabilities	(63,570)
Noncontrolling interests	(147,639)
Convertible redeemable noncontrolling interests (Note 2)	(1,056,237)
	731,978

Note 1: The Company corrected the amount of goodwill, retained earnings in equity, interest and investment income, net by revising the previously issued financial statements as of December 31, 2021 and for the year ended December 31, 2020. The correction involved revising an understatement of loss from settlement of a pre-existing relationship in connection with the TTP acquisition in 2020 resulting in a RMB129.57 million decrease to interest and investment income, net in the consolidated statement of Comprehensive Income for the year ended December 31, 2020, a RMB129.57 million decrease to retained earnings in equity as of December 31, 2021 and a corresponding decrease of RMB129.57 million in goodwill as of December 31, 2021. The following is a summary of the correction to the financial statement accounts:

	For the year ended December 31, 2020			As of December 31, 2021
	As Previously Reported	Correction	As Revised	As Previously Reported	Correction	As Revised
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
-Interest and investment income, net	521,731	(129,571)	392,160
-Income before income taxes	3,668,512	(129,571)	3,538,941
-Net income	3,407,567	(129,571)	3,277,996
-Goodwill				4,071,391	(129,571)	3,941,820
-Retained earnings				14,940,778	(129,571)	14,811,207

Note 2: TTP had previously issued preferred shares in several series to certain shareholders, which could be redeemed by such shareholders upon the occurrence of certain events. The outcome of these events is not solely within the control of TTP and, therefore, these preferred shares have been accounted for as convertible redeemable noncontrolling interests.

The excess of purchase price over net tangible assets and identifiable intangible assets acquired was recorded as goodwill. Goodwill primarily represents the expected synergies from combining the TTP’s resources and experiences in the used car auction industry with the Company’s current business. The goodwill is not expected to be deductible for tax purposes.

20.
MEZZANINE EQUITY

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
	(in thousands)

Balance as of January 1	1,056,237	1,468,029	212,844
Accretion of mezzanine equity	411,792	137,610	19,952
Balance as of December 31	1,468,029	1,605,639	232,796

Pursuant to the agreement that was entered into between the Company and TTP (Note 19), after the second closing and conversion of CB, the Company held 51.00% of TTP’s equity interest on as-converted basis.

As of December 31, 2021 and 2022, TTP had issued 142,196,089 and 142,196,089 preferred shares, respectively, to certain shareholders (including 80,340,268 shares held by one subsidiary of the Company and eliminated in consolidated financial statements), which could be converted into ordinary shares or redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of TTP. Therefore, these preferred shares were accounted for as convertible redeemable noncontrolling interests.

21.
COVID-19

The automotive industry in China was negatively impacted by the COVID-19 pandemic, during which automobile production and the number of purchasers declined due to precautionary government-imposed closures of certain travel and business, the government’s order to delay resumption of service and mass production and the related quarantine measures. The containment efforts led by the government also caused delay in the near-term marketing demand of the Company’s automaker and dealer customers. While substantially all of the restrictions on movement within China had been relaxed in the beginning of 2023, there is great uncertainty as to the future development of the COVID-19 outbreak and its impact on the automotive industry. However, the Company will pay close attention to the development of the COVID-19 pandemic and continue to evaluate the nature and extent of the impact to the Company’s financial condition.

22.
SUBSEQUENT EVENTS

Dividends

On February 16, 2023, the Board of Directors has approved a dividend of US$0.58 per ADS (or US$0.145 per ordinary share) for fiscal year 2022, which was paid as of April 11, 2023.