Form 20-F
period 2023-12-31
Autohome Inc.
filed 2024-04-25
CIK 1527636

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Tao Wu

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 483,398,100 ordinary shares (excluding 25,989,500 treasury shares and ordinary shares that had been issued and reserved for the purpose of our share incentive plans as of December 31, 2023), par value US$0.0025 per share, were outstanding as of December 31, 2023.

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

Large accelerated filer ☒	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ☐

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•
“ADSs” are to our American depositary shares, each of which represents four ordinary shares, par value US$0.0025 per share, after our variation of share capital in 2021;
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
•
“CSRC” are to the China Securities Regulatory Commission;
•
“ESG report” are to our 2023 ESG report, which is accessible via hyperlink in our press release furnished to the SEC as Exhibit 99.1 to our Form 6-K (File No. 001-36222) on March 27, 2024;
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
•
“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0025 per share, after our variation of share capital in 2021;
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

Substantially all of our operations are conducted in mainland China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB and Hong Kong dollars to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.0999 to US$1.00 and HK$7.8109 to US$1.00, the respective exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 29, 2023. We make no representation that any RMB, Hong Kong dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars, RMB or Hong Kong dollars, as the case may be, at any particular rate, or at all. The mainland China government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding.

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
•
risks related to our corporate structure, in particular the VIE structure; and
•
relevant government policies and regulations relating to our industry.

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

ITEM 3 KEY INFORMATION

Our Holding Company Structure and VIE Contractual Arrangements

Autohome Inc. is not an operating company but a Cayman Islands holding company with operations primarily conducted through (i) its mainland China subsidiaries and (ii) the VIEs with which its WFOEs have maintained contractual arrangements in order to comply with the PRC laws and regulations, which place certain restrictions on foreign ownership of companies that provide internet content services in mainland China. Accordingly, these businesses are operated in mainland China through our subsidiaries and the VIEs, and we rely on contractual arrangements among our WFOEs, the VIEs and their shareholders to obtain the financial interest of VIEs. The VIEs are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIEs accounted for 13.1%, 12.7% and 13.5% of our total net revenues for the fiscal years 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our,” “our company” or “the Company” refer to Autohome Inc., its predecessors, subsidiaries and, only in the context of describing our operations and consolidated financial information, the VIEs in mainland China. Autohome Inc. has no equity ownership in the consolidated VIEs. Therefore, investors investing in its ordinary shares or ADSs are not holding equity interest in the VIEs in mainland China but instead are holding equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including power of attorney, equity interest pledge agreements, exclusive technology consulting and service agreements, equity option agreements and loan agreements, have been entered into by and among our WFOEs, the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, Autohome Inc. becomes the primary beneficiary of the VIEs and their subsidiaries for accounting purposes and treat each of them as a mainland China consolidated entity under U.S. GAAP. For more details of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities.” The following diagram illustrates our corporate structure, including our principal subsidiaries and VIEs, as of the date of this annual report:

Notes:

(1)
The two individuals are Quan Long and Youdong Wang, each a PRC citizen. Each of Quan Long and Youdong Wang holds 50% of the equity interests in each of Autohome Information and Shengtuo Hongyuan. Quan Long is our director and chairman of the board of directors. Youdong Wang is the vice president of our company.
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

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs, and we may incur substantial costs to enforce the terms of the arrangements. In addition, these contractual arrangements have not been tested in courts of mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our contractual arrangements with the VIEs may not be as effective in providing operational control as direct ownership” and “—The interests of the individual nominee shareholders of the VIEs may be different from our interests, which may materially and adversely affect our business.”

In addition, our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. There are certain uncertainties regarding the interpretation and application of current and future laws, regulations and rules of China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their shareholders.

If the PRC government deems that our contractual arrangements with the VIEs do not comply with regulatory restrictions of China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our China subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Doing Business in China

We face various risks and uncertainties related to doing business in China primarily through our subsidiaries and the VIEs. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. The PRC government’s certain authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could affect our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of our securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs and ordinary shares. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC legal system is evolving, and failure to respond to such evolvement could affect us” and “—We may be adversely affected by the complexity, uncertainties and changes in the regulation of internet business and companies in China.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIEs in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, our mainland China subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIEs in mainland China, including, among others, the Value-added Telecommunications Services Licenses, the Surveying and Mapping Qualification Certificates for Internet Mapping, the Operating Licenses for the Production and Dissemination of Radio and Television Programs, the internet Audio/Video Program Transmission License, the Internet Culture Business Permit (such certificate held by the Autohome Information is in the process of the renewal), and the auction business approval certificate. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in the regulation of internet business and companies in China.”

Also, in connection with issuance of securities to foreign investors, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, issued Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, mainland China domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, must file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. The Overseas Listing Trial Measures also provides that a mainland China domestic company must file with the CSRC within three business days after completion of its follow-on offering of securities or is involved in other circumstances that require filing with the CSRC. If the company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties. We may be subject to the filing requirements for our future refinancing activities, if any, under the Overseas Listing Trial Measures.

Furthermore, if we are deemed as a critical information infrastructure operator under the cybersecurity laws and regulations of China, we must fulfill certain obligations as required under the cybersecurity laws and regulations of China, including, among others, storing personal information and important data collected and produced within the China territory during our operations in China, and we may be subject to review when purchasing internet products and services. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

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

If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Autohome Inc. In addition, our mainland China subsidiaries are permitted to pay dividends to Autohome Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our mainland China subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends and can only be used for specific purposes. Under the laws and regulations of mainland China, our mainland China subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-invested enterprise out of mainland China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our mainland China subsidiaries and the net assets of the VIEs in which we have no legal ownership. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely to a significant extent on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our mainland China subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.” In the years ended December 31, 2021, 2022 and 2023, our mainland China subsidiaries paid to Autohome Inc. and its offshore subsidiaries a total of RMB681.4 million, RMB1,430.0 million and RMB2,000.0 million (US$281.7 million), respectively, in the form of dividends.

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

Autohome Inc. has in place a regular dividend policy. For the fiscal years of 2021, 2022 and 2023, we paid cash dividends in the total amounts of US$105.7 million, US$61.1 million and US$69.2 million, respectively, to our shareholders, pursuant to our dividend policy. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the United States federal income tax consequences of the dividends we make, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Dividends.” For mainland China, Hong Kong and United States federal income tax considerations of an investment in our ADSs and/or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

The cash transfer within the Company was summarized as below:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Cash flows from intercompany borrowings and loans among the entities
Capital contributions from offshore subsidiaries to onshore subsidiaries	163,755	—	—	—
Amounts from parent to offshore subsidiaries(1)	5,524,211	2,750,371	1,392,807	196,173
Amounts from offshore subsidiaries to parent(1)	2,000,733	3,505,307	1,142,809	160,961
Amounts from VIEs to onshore subsidiaries(2)	375,370	823,937	1,087,092	153,114
Amounts from onshore subsidiaries to VIEs(2)	163,424	666,853	1,115,463	157,110
Cash flows from dividend payment among the entities
Dividend paid by WFOEs and onshore subsidiaries to offshore subsidiaries	681,427	1,430,000	2,000,000	281,694
Dividend paid by offshore subsidiaries to parent company	682,188	1,210,471	486,084	68,463
Cash flows from services transaction among the entities
Cash paid by WFOEs and onshore subsidiaries to the VIEs(3)	251,369	138,414	137,647	19,387
Cash paid by VIEs to onshore subsidiaries and WFOEs(4)	587,771	316,357	577,177	81,294

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

In the years ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred through our organization.

A.
[Reserved]

Financial Information Related to the VIEs

The following table presents the condensed consolidating schedule of financial position for the VIEs and other entities as of the dates presented.

Selected Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2023
	Parent Only	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net revenues:
-Third-party revenues	—	6,028,836	186,430	968,869	—	7,184,135
-Inter-company revenues (1)	—	68,845	746,379	179,587	(994,811)	—
Total Revenue	—	6,097,681	932,809	1,148,456	(994,811)	7,184,135
Total Cost and expense	(29,920)	(5,171,591)	(818,601)	(1,285,510)	994,811	(6,310,811)
Share of income of subsidiaries and VIEs(2):
-Share of income of subsidiaries	1,922,857	52,322	(2,844)	—	(1,972,335)	—
-Loss of the VIEs	—	—	(112,791)	—	112,791	—
Others, Income/(loss)	42,373	1,030,830	43,388	7,649	—	1,124,240
Income before income taxes	1,935,310	2,009,242	41,961	(129,405)	(1,859,544)	1,997,564
Income tax (expense)/ benefit	—	(96,286)	7,517	16,614	—	(72,155)
Net income/(loss)	1,935,310	1,912,956	49,478	(112,791)	(1,859,544)	1,925,409
Net loss/(income) attributable to noncontrolling interests	—	9,901	—	—	—	9,901
Net income/(loss) attributable to Autohome Inc.	1,935,310	1,922,857	49,478	(112,791)	(1,859,544)	1,935,310

Notes:

(1)
It represents the elimination of the intercompany service charge at the consolidation level.
(2)
It represents the elimination of incurrence of income/(loss) by parent company and its subsidiaries for, or the receipt of economic benefits by parent company and its subsidiaries from, their respective subsidiaries and the VIEs.

	For the Year Ended December 31, 2022
	Parent Only	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net revenues:
-Third-party revenues	—	5,743,002	315,550	882,276	—	6,940,828
-Inter-company revenues (1)	—	5,456	831,890	160,272	(997,618)	—
Total Revenue	—	5,748,458	1,147,440	1,042,548	(997,618)	6,940,828
Total Cost and expense	(18,462)	(4,980,484)	(864,216)	(1,155,269)	997,618	(6,020,813)
Share of income of subsidiaries and VIEs(2):
-Share of income of subsidiaries	1,854,834	201,386	4,770	—	(2,060,990)	—
-Loss of the VIEs	—	—	(85,283)	—	85,283	—
Others, Income/(loss)	18,802	805,666	746	17,617	—	842,831
Income before income taxes	1,855,174	1,775,026	203,457	(95,104)	(1,975,707)	1,762,846
Income tax benefit	—	49,260	2,699	9,821	—	61,780
Net income/(loss)	1,855,174	1,824,286	206,156	(85,283)	(1,975,707)	1,824,626
Net loss/(income) attributable to noncontrolling interests	—	30,548	—	—	—	30,548
Net income/(loss) attributable to Autohome Inc.	1,855,174	1,854,834	206,156	(85,283)	(1,975,707)	1,855,174

Notes:

(1)
It represents the elimination of the intercompany service charge at the consolidation level.
(2)
It represents the elimination of incurrence of income/(loss) by parent company and its subsidiaries for, or the receipt of economic benefits by parent company and its subsidiaries from, their respective subsidiaries and the VIEs.

	For the Year Ended December 31, 2021
	Parent Only	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net revenues:
-Third-party revenues	—	6,081,662	206,822	948,520	—	7,237,004
-Inter-company revenues(1)	—	18,446	1,085,139	131,524	(1,235,109)	—
Total Revenue	—	6,100,108	1,291,961	1,080,044	(1,235,109)	7,237,004
Total Cost and expense	(36,007)	(4,671,667)	(1,100,250)	(1,176,818)	1,235,109	(5,749,633)
Share of income of subsidiaries and VIEs(2):
-Share of income of subsidiaries	2,326,018	130,868	26,825	—	(2,483,711)	—
-Loss of the VIEs	—	—	(89,397)	—	89,397	—
Others, Income/(loss)(3)	(41,226)	725,283	3,869	1,861	—	689,787
Income before income taxes	2,248,785	2,284,592	133,008	(94,913)	(2,394,314)	2,177,158
Income tax (expense)/benefit	—	(64,207)	24,685	5,516	—	(34,006)
Net income/(loss)	2,248,785	2,220,385	157,693	(89,397)	(2,394,314)	2,143,152
Net loss/(income) attributable to noncontrolling interests	—	105,633	—	—	—	105,633
Net income attributable to Autohome Inc.	2,248,785	2,326,018	157,693	(89,397)	(2,394,314)	2,248,785

Notes:

(1)
It represents the elimination of the intercompany service charge at the consolidation level.
(2)
It represents the elimination of incurrence of income/(loss) by parent company and its subsidiaries for, or the receipt of economic benefits by parent company and its subsidiaries from, their respective subsidiaries and the VIEs.

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2023
	Parent Only	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash and cash equivalents, restricted cash and short-term investments	430,709	21,365,715	1,511,305	367,772	—	23,675,501
Amounts due from Group companies	3,479,362	111,861	812,876	244,649	(4,648,748)	—
Other current assets	3,821	1,725,149	23,033	97,484	—	1,849,487
Total current assets	3,913,892	23,202,725	2,347,214	709,905	(4,648,748)	25,524,988
Investment in subsidiaries and VIEs
-Investment in subsidiaries(1)	21,017,930	3,360,385	—	—	(24,378,315)	—
-Contractual interests in the VIEs(1)	—	—	1,640,357	—	(1,640,357)	—
Other non-current assets	—	3,397,891	123,451	1,789,401	—	5,310,743
Total non-current assets	21,017,930	6,758,276	1,763,808	1,789,401	(26,018,672)	5,310,743
Total assets	24,931,822	29,961,001	4,111,022	2,499,306	(30,667,420)	30,835,731
Accrued expenses and other payables	17,532	2,383,890	238,100	317,277	—	2,956,799
Dividends payable	984,332	—	—	—	—	984,332
Advance from customers	—	36,629	207	68,543	—	105,379
Deferred revenue	—	764,808	—	36,773	—	801,581
Income tax payable	—	216,139	8,298	2,823	—	227,260
Amounts due to Group companies	1,771	4,205,837	51,574	389,566	(4,648,748)	—
Total current liabilities	1,003,635	7,607,303	298,179	814,982	(4,648,748)	5,075,351
Total non-current liabilities	—	90,717	452,458	43,967	—	587,142
Total liabilities	1,003,635	7,698,020	750,637	858,949	(4,648,748)	5,662,493
Mezzanine equity	—	1,758,933	—	—	—	1,758,933
Total Autohome Inc. shareholders’ equity	23,928,187	21,017,930	3,360,385	1,640,357	(26,018,672)	23,928,187
Noncontrolling interests	—	(513,882)	—	—	—	(513,882)
Total shareholders’ equity	23,928,187	20,504,048	3,360,385	1,640,357	(26,018,672)	23,414,305
Total liabilities, mezzanine equity and equity	24,931,822	29,961,001	4,111,022	2,499,306	(30,667,420)	30,835,731

Note:

(1)
It represents the elimination of the equity investment in subsidiaries and contractual interests in the VIEs by parent company, other subsidiaries, and primary beneficiary of VIEs.

	As of December 31, 2022
	Parent Only	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash and cash equivalents, restricted cash and short- term investments	1,267,174	18,180,625	2,322,350	319,917	—	22,090,066
Amounts due from Group companies	3,413,603	1,773,135	576,346	333,174	(6,096,258)	—
Other current assets	12,918	2,175,054	54,927	91,966	—	2,334,865
Total current assets	4,693,695	22,128,814	2,953,623	745,057	(6,096,258)	24,424,931
Investment in subsidiaries and VIEs
-Investment in subsidiaries(1)	19,214,273	2,280,661	400,571	—	(21,895,505)	—
-Contractual interests in the VIEs(1)	—	—	1,610,343	—	(1,610,343)	—
Other non-current assets(2)	—	3,352,420	100,757	1,837,711	—	5,290,888
Total non-current assets	19,214,273	5,633,081	2,111,671	1,837,711	(23,505,848)	5,290,888
Total assets	23,907,968	27,761,895	5,065,294	2,582,768	(29,602,106)	29,715,819
Accrued expenses and other payables	17,355	2,057,770	238,415	250,837	—	2,564,377
Advance from customers	—	30,806	91	65,150	—	96,047
Deferred revenue	—	1,091,727	19,305	36,099	—	1,147,131
Income tax payable	—	220,791	27,486	2,844	—	251,121
Amounts due to Group companies	1,771	3,863,942	1,661,511	569,034	(6,096,258)	—
Total current liabilities	19,126	7,265,036	1,946,808	923,964	(6,096,258)	4,058,676
Total non-current liabilities	—	82,802	437,254	48,461	—	568,517
Total liabilities	19,126	7,347,838	2,384,062	972,425	(6,096,258)	4,627,193
Mezzanine equity	—	1,605,639	—	—	—	1,605,639
Total Autohome Inc. shareholders’ equity	23,888,842	19,214,273	2,681,232	1,610,343	(23,505,848)	23,888,842
Noncontrolling interests	—	(405,855)	—	—	—	(405,855)
Total shareholders’ equity	23,888,842	18,808,418	2,681,232	1,610,343	(23,505,848)	23,482,987
Total liabilities, mezzanine equity and equity	23,907,968	27,761,895	5,065,294	2,582,768	(29,602,106)	29,715,819

Note:

(1)
It represents the elimination of the equity investment in subsidiaries and contractual interests in the VIEs by parent company, other subsidiaries, and primary beneficiary of VIEs.

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2023
	Parent Only	Other Equity Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in)/provided by operating activities	514,237	3,305,802	(907,108)	24,582	(486,084)	2,451,429
Net cash (used in)/provided by investing activities	664,852	(5,752,493)	(2,296,960)	(1,092,190)	9,477,140	1,000,349
Net cash (used in)/provided by financing activities	(1,124,493)	4,484,833	3,390,760	1,115,463	(8,991,056)	(1,124,493)

	For the Year Ended December 31, 2022
	Parent Only	Other Equity Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in)/provided by operating activities	1,229,589	3,405,168	121,500	19,289	(2,210,471)	2,565,075
Net cash (used in)/provided by investing activities	(447,143)	(4,376,954)	(326,046)	(812,606)	2,853,332	(3,109,417)
Net cash (used in)/provided by financing activities	(1,140,065)	(191,728)	167,736	666,853	(642,861)	(1,140,065)

	For the Year Ended December 31, 2021
	Parent Only	Other Equity Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash (used in)/provided by operating activities	671,418	3,534,327	269,838	411,966	(1,363,615)	3,523,934
Net cash (used in)/provided by investing activities	(3,523,479)	(5,362,851)	173,535	(386,343)	5,286,125	(3,813,013)
Net cash (used in)/provided by financing activities	2,898,296	3,886,326	(127,240)	163,424	(3,922,510)	2,898,296

B.
Capitalization and Indebtedness

Not applicable.

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

Summary of Risks Factors

An investment in our ADSs or ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. All the legal and operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. These risks are discussed more fully in "Item 3. Key Information—D. Risk Factors."

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

Risks Related to Our Corporate Structure

•
We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in mainland China primarily through our subsidiaries and VIEs, with which we have maintained contractual arrangements. Investors in our ordinary shares and ADSs thus are not holding equity interest in the VIEs in mainland China but instead are holding equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and we may face significant disruption to our business operations. Our holding company, VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The mainland China regulatory authorities could disallow the variable interest entities structure, which would likely result in a material adverse change in our operations, and our ordinary shares or our ADSs may decline significantly in value.
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
•
If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our ADSs and ordinary shares.

Risks Related to Doing Business in China

•
The PRC government’s regulations and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and/or ordinary shares.
•
Changes in the economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

•
The PRC legal system is evolving, and failure to respond to such evolvement could affect us.
•
The interpretation and implementation of the PRC Foreign Investment Law may impact the viability of our current corporate structure, corporate governance and business operations.
•
We may be adversely affected by the complexity, uncertainties and changes in the regulation of internet business and companies in China.
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
•
We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2023, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.
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

We rely on mainland China’s automotive industry for substantially all of our revenues and future growth. We have greatly benefited from the growth of mainland China’s automotive industry historically. However, this industry has experienced fluctuations in its development. In July 2018, mainland China’s automotive industry experienced negative growth for the first time in the past 28 years and new passenger vehicle purchases in mainland China declined for the whole year of 2018, 2019 and 2020. Although we believe the automotive industry in China has experienced growth as emerged from the COVID-19 pandemic and propelled by the increasing popularity of new energy vehicles, we cannot predict how this industry will develop in the future, as it could be affected by complex factors, including the general economic conditions, the urbanization rate, the growth of disposable household income, the costs of new automobiles, the trade barriers and tensions, as well as taxes and incentives related to automobile purchases, among other things. Specifically, tariffs or a global trade war could increase the cost of imported automobiles, which could negatively impact the demand for automobiles and adversely impact our business. In addition, governmental policies including restrictions by major cities on new passenger vehicle plate issuance, increasingly stringent emission standards, adjustment of purchase tax and termination of subsidies may have a considerable impact on the growth of the automotive industry in mainland China.

The automotive industry in mainland China was negatively impacted as well by the outbreak of COVID-19, during which automobile production and the number of purchasers declined due to precautionary closures of certain travel and business, the delay resumption of service and mass production and the related quarantine measures. The containment efforts also caused delay in the near-term marketing demand of our automaker and dealer customers.

While substantially all of the restrictions on movement had been relaxed as of the date of this annual report, there is uncertainty as to the future development of the COVID-19 outbreak and its impact on the automotive industry.

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

The markets for our services are highly competitive. With respect to our auto media and leads generation businesses, we face competition from China’s automotive vertical websites and mobile applications, such as BitAuto, Dongchedi, Xcar and PCauto, from the automotive channels of major internet portals, such as Sina and Sohu, and from companies engaged in mobile social media, news, video and live-streaming applications. We may also face competition from online automobile transaction platforms, such as Uxin, Guazi and Renrenche as we develop our used car transaction business. Our auto finance business faces competition from other auto finance companies, such as Yixin and Souche. In addition, we also face competition from companies engaged in social media business, such as ByteDance and Tencent, companies engaged in data product offering, such as Bitauto and Dongchedi, and companies engaged in AI and big data technologies. We may also face competition from mobile applications of automakers as some automakers explore to connect with users directly. As we launch our offline experience store, Autohome Space, in 20 cities across the country, some dealers may also view us as their competitors in the market. Competition with these and other websites and mobile applications is primarily centered on increasing user reach, user engagement and brand recognition, building relationships with the suppliers, and attracting and retaining customers, among other factors.

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

Beginning in 2019, we expanded our business to the European market and established two subsidiaries in the UK and Germany. These subsidiaries have not generated significant revenues as of December 31, 2023. As of the date of this annual report, we have dissolved our UK subsidiary and expect to dissolve our German subsidiary in the first half of 2024, primarily due to the macroenvironmental changes and the evolution of our strategies. However, if we maintain our business overseas or decide to expand our global footprint in the future, we will face competition from local automotive vertical websites and mobile applications and online automobile transaction platforms, which may have more experience in the local markets and have relatively more established user bases. We cannot guarantee that we will be able to compete effectively for talents, users or customers. We may also incur additional expenses in our overseas acquisitions and subsequent marketing and other spending to acquire new customers. If we cannot maintain customer recognition and trust in us and successfully attract and retain sufficient users on our overseas platform, our results of operations and growth prospects could be adversely affected.

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

In addition, one element of our growth strategy is to expand our services to customers. As a result, we have added additional services in the past few years. To serve our dealer customers, we had local sales and service representatives covering 52 cities across mainland China as of December 31, 2023. We intend to increase our penetration in existing dealer advertising and subscription services markets. We have implemented business strategies to further monetize our large dealer network by enlarging the offering of products and services with new technologies on our dealer digital platform, increasing the average spending of our existing dealer subscribers and upselling our dealership packages for our leads generation services. In order to increase the average spending of our existing dealer subscribers, we keep close communications and negotiations with relevant parties such as dealers, dealer groups and automakers. However, we may not succeed in making our customers sufficiently aware of existing and future services or in creating customer acceptance of these services at the prices we would like to charge, and we cannot guarantee that our pricing strategy and measures will always be agreed and accepted by any and all of our customers. We may not be able to achieve the market acceptance of our products and services as we expect and thus may fail to achieve an increase from our “share of wallet” approach. Our existing customers may even terminate their cooperation with us if they are not satisfied with our pricing strategy or measures, which may subject us to negative publicity or other consequences that may adversely impact our business. The decline in the auto market may result in our dealer customers’ cancelation of subscription services from us or even discontinuance of operations, which would directly impact our number of dealer customers. Also, we may not identify trends correctly, or may not be able to bring new services to market as quickly, effectively or price-competitively as our competitors. New services may alienate existing customers or cause us to lose business to our competitors. If the number of our dealer customers decreases, we might not be able to generate sufficient revenues to cover our increased costs and expenses. As a result, our business and results of operations may be materially and adversely affected.

Our ability to attract and retain users and customers may also be impacted by the sales and marketing approach taken by automakers. For example, our potential users may be diverted to automakers of new energy vehicles that are pushing for direct sale model. While certain other automakers of new energy vehicles are conducting advertising and marketing through direct engagement with consumers in addition to advertising placements on internet platforms like us, and we are actively exploring new business initiatives in relation to the new energy vehicles, such as launching our offline experience store, Autohome Space, in 20 cities across the country, helping us build brand awareness among users; there remain uncertainties that a portion, if not all, of our users or potential users who are interested in new energy vehicles direct sale model may be diverted to these automakers. In addition, our products and services under current business model may not be able to meet the needs of the continuous development of the new energy industry. Although we offer diversified products and services and look for new avenues to capture the opportunities brought by this trend, we cannot assure you that our products and services will gain wide acceptance from automakers. Any of these occurrences could adversely affect our results of operations, financial condition and business prospects.

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

Regulatory authorities in mainland China have enhanced data protection and cybersecurity regulatory requirements, many of which are subject to change and uncertain interpretation. These laws continue to develop, and the PRC government may adopt further rules, restrictions and clarifications in the future. On March 10, 2023, the NPC adopted the institutional reform plan of the State Council, or the “Institutional Reform Plan (2023)”. Pursuant to Institutional Reform Plan (2023), the State Bureau for Data was established on October 25, 2023, aiming to be responsible for coordinating and promoting the development of data infrastructure of the State and to undertake some tasks related data infrastructure which was originally undertaken by CAC and NDRC. Moreover, different PRC regulatory bodies, including the SCNPC, the MIIT, the CAC, The Ministry of Public Security and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet Privacy and Data Security.” The following are non-exhaustive examples of certain recent PRC regulatory activities in this area:

Cybersecurity

•
The Cybersecurity Law of the PRC, or the PRC Cybersecurity Law, which became effective in June 2017, created China’s first national-level data protection framework for “network operators”, which requires, among other things, that network operators take security measures to protect the network from interference, damage and unauthorized access and to prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, expressly notify the purpose, methods and scope of such collection and use, and obtain the consent of the person whose personal information is to be collected. Substantial financial, managerial and human resources are required to comply with such legal requirements, enhance information security and address any issues caused by security failures. Even if our security measures are sufficient and in compliance, we nonetheless face the risk of security breaches or similar disruptions.

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

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC legislative and regulatory bodies may enact in the future, related to cybersecurity, data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. In light of the fact that laws and regulations on cybersecurity, data privacy and personal information protection are evolving and uncertainty remains with respect to their interpretation and implementation, we cannot guarantee that we will be able to maintain full compliance at all times, or that our existing user information protection system and technical measures will be considered sufficient. Any non-compliance or perceived non-compliance with all applicable data privacy and protection laws and regulations may lead to warnings, fines, investigations, lawsuits, confiscation of illegal gains, revocation of licenses, closedown of websites, removal of apps and suspension of downloads, price drops in our securities or even criminal liabilities against us by government agencies or other individuals. In addition, our launch of new products or services or other actions that we take in the future may subject us to additional laws, regulations, or other government scrutiny.

Furthermore, the activities of third parties, including our customers and business partners, are beyond our direct control. If our business partners violate the laws and regulations relating to cybersecurity, data privacy and personal information protection, or fail to adhere to the service agreements with us, or if any of our employees fails to comply with our internal control protocols and misuse the information, we may be subject to penalties and other legal liabilities. Any failure or perceived failure by us to prevent information security breaches or to comply with data security and privacy policies or related legal obligations, or any compromise of security that results in the unauthorized use, release or transfer of personally identifiable information or other data, could potentially subject us to legal liabilities and sanctions. We expect that these areas will be subject to greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will escalate our compliance expenditures and operational challenges. We may have to spend significant resources evaluating and managing these risks and challenges in normal course of business, maintaining active cooperation with regulatory authorities. Failure to effectively manage these concerns may result in punitive measures, including, but not limited to, financial penalties, operational suspension, or the rescindment of licenses, which could materially and negatively impact our reputation and operating results.

A limited number of automaker customers have accounted for, and are expected to continue to account for, a large portion of our revenues. Failure to maintain or to increase revenues from these customers could harm our prospects.

A limited number of automaker customers have accounted for, and are expected to continue to account for, a large portion of our revenues. In 2021, 2022 and 2023, 91, 100 and 96 automakers operating in mainland China used our media services, respectively. These automakers include independent Chinese automakers, joint ventures between Chinese and international automakers and international automakers that sell cars made outside of mainland China. In 2023, our top five automaker customers contributed 24.2% of our media services revenues. We believe that our major future revenue growth will be focused on deepening our existing commercial relationships with automakers to increase our share of each automaker’s budget. We cannot assure you that our automaker customers will continue to be satisfied with our cooperation model and strategy as well as our services, or our relationships with any of these automaker customers will continue in the future. Failure to provide deliverables satisfactory to our automaker customers or failure to reach a mutually amicable agreement with our automaker customers on the collection of payable fees may adversely impact our relationships with our automaker customers, which would have a negative impact on our reputation and results of operations. If we lose one or more of our important automaker customers, or if they materially reduce their purchase of our services, our results of operations would be materially and adversely affected.

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

We may not be able to successfully grow our used automobile-related business. Although the used automobile market in China is growing due to the increased number of consumer-owned automobiles, there is still significant uncertainty regarding the extent to which our used automobile-related business may benefit from such growth. We may not be able to source sufficient used automobiles or attract a broad user base to our che168.com and ttpai.cn website and mobile application or be successful compared to our competitors. Even if we are able to do so, we may not be able to establish a business model that allows us to effectively monetize the user traffic. We may not be able to successfully facilitate used car transactions and our services might not be satisfactory to the used car buyers or sellers. Additionally, customers may not respond well to our new business initiatives as we expect. In such cases, we may suffer pressure from public and regulatory risks, we may not be able to achieve our expected business growth and our results of operations and reputation may be adversely affected.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred expenses on a variety of marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products and services. Our marketing and promotional activities may not be well received by customers and may not result in the level of sales of products and services that we anticipate. We incurred RMB2,759.9 million, RMB2,866.2 million and RMB3,012.5 million (US$424.3 million) in sales and marketing expenses in 2021, 2022 and 2023, respectively, representing 38.1%, 41.3% and 41.9% respectively, of total net revenues in the corresponding years. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. We conducted various sales and marketing initiatives to promote our brands through websites, search engines, mobile platforms, navigation sites and traditional media channels, for example, the annual “Singles’ Day” event, the “AR Auto Show” event and TV ad broadcast on China Central Television. We also conducted various offline promotional activities and cooperated with brands and dealers for promotions in target regions. In August 2019, we launched the 818 Super Auto Show, the first auto-themed gala in mainland China that created an innovative integration of online and offline promotion elements, which attracted a large number of automakers, dealers and potential auto consumers to participate and further promoted Autohome’s brand awareness to a much wider user base. As of the date of this annual report, we had held the show for five consecutive years. In addition, we engaged celebrities, primarily athletes, as our brand spokespersons to further promote our brand and stimulate user interest in our platform. We may not be able to continue or conduct these activities efficiently, and our marketing activities may not yield satisfactory results. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could impact our net revenues and profitability.

Our auto insurance brokerage businesses are highly regulated. Non-compliance with applicable laws, regulations and regulatory requirements or failure to respond to legal and regulatory changes may adversely affect our business and prospects.

We have obtained the relevant license to conduct auto insurance brokerage businesses from the China Banking and Insurance Regulatory Commission, or the CBIRC, and such businesses generated an insignificant amount of revenue for us in the three years ended December 31, 2021, 2022 and 2023. The insurance industry in mainland China is highly regulated, and the regulatory regime continues to evolve. The CBIRC has extensive authority to supervise and regulate the insurance industry in mainland China. The CBIRC conducts various reviews and inspections on insurance brokerage business operations from time to time, which could cover a broad range of aspects, including financial reporting, tax reporting, internal control and compliance with applicable laws, rules and regulations. On March 10, 2023, the NPC adopted the Institutional Reform Plan (2023), pursuant to which the National Financial Regulatory Administration was established on May 18, 2023, replacing the CBIRC as the regulatory authority responsible for overseeing the PRC insurance industry. If any non-compliance incidents in our insurance brokerage business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, and would be subject to regulatory actions including penalties, warnings, suspension of operations, revocation of licenses, tax, civil, administrative and criminal liabilities, any one or a combination of which would have negative impacts on our reputation, businesses, results of operations and financial conditions.

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

We recorded goodwill of RMB3,941.8 million, RMB3,941.8 million and RMB3,941.8 million (US$555.2 million) as of December 31, 2021, 2022 and 2023, respectively, in connection with the acquisition of Cheerbright International Holdings Limited, or Cheerbright, China Topside Co., Ltd. and Norstar Advertising Media Holdings Co., Ltd. in June 2008 and the acquisition of TTP, in December 2020. In addition, we recorded intangible assets of RMB202.1 million (US$28.5 million) as of December 31, 2023, primarily consisting of technologies, trademarks, customer relationship and database from the acquisition of TTP. We do not amortize goodwill. We have and will continue to incur amortization expenses as we amortize intangible assets over their estimated useful life on a straight-line basis. We undertake goodwill and intangible assets impairment reviews periodically or more frequently if there are indicators of impairment present. As of December 31, 2021, 2022 and 2023, we performed an impairment assessment and no provisions of goodwill and intangible assets were required. However, if in the future our goodwill or intangible assets is determined to be impaired, we would be required to write down the carrying value or record a provision of impairment loss for goodwill or intangible assets in our financial statements during the period in which our goodwill or intangible assets is determined to be impaired, and this impairment would adversely affect our results of operations and our financial condition.

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

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. We described our concepts, specific practices and key achievements in ESG matters in our 2023 ESG report, which is accessible via hyperlink in our press release furnished to the SEC as Exhibit 99.1 to our Form 6-K (File No. 001-36222) on March 27, 2024. See “Item 4. Information on the Company—B. Business Overview—Environmental, Social and Governance Initiatives” for more information regarding our ESG report. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs and/or ordinary shares could be materially and adversely effected.

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

The credit terms we extend to our customers result in accounts receivable. As of December 31, 2021, 2022 and 2023, our accounts receivable (net of allowance for doubtful accounts) were RMB2,139.5 million, RMB1,927.7 million and RMB1,472.5 million (US$207.4 million), respectively, and we recognized additions to allowance for doubtful accounts of RMB53.3 million, RMB8.3 million and deductions of RMB22.1 million (US$3.1 million) in 2021, 2022 and 2023, respectively. We usually make credit assessment of our customers before entering into agreements. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each of our customers before entering into agreements, neither can we guarantee that each of these customers will be able to strictly follow and enforce the payment schedules provided in the agreements. Any inability of our customers to pay us in a timely manner may adversely affect our liquidity and cash flows, which in turn has a material adverse effect on our business operations and financial condition.

Our short-term investments may expose us to default risk and adversely affect our business, financial condition and results of operations.

During the years ended December 31, 2021, 2022 and 2023, we invested in bank deposits and adjustable-rate financial products. As of December 31, 2021, 2022 and 2023, our short-term investments amounted to RMB16,496.3 million, RMB19,279.6 million and RMB18,552.4 million (US$2,613.0 million), respectively. We are subject to default risk associated with these short-term investments. We have experienced default once on payment by asset managers of certain of our investments. The investment of one of our subsidiaries in an adjustable-rate financial product experienced deferral of payment by the financial institution when the relevant investment units reached maturity. As of the date of this annual report, we have not received all the payment from such financial institution, for which we recognized the related loss in the consolidated statements of comprehensive income. Although we have initiated legal proceedings to recover such payment, uncertainties to the outcome of such legal proceedings exist. Even if we receive a favorable judgment in such legal proceedings, there is no guarantee for us to collect the outstanding payments promptly and/or in full. Neither can we assure you that we will receive investment income or will not incur financial losses from our other investments. In addition, changes of inputs such as annual interest rate will change the fair value of certain of our short-term investments. In the event that we incur financial losses from these short-term investments, our business, financial condition and results of operations may be adversely affected.

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

Since 2017, with the collaboration of our business with Ping An Group, we have been developing our auto finance services for our cooperative banks and financial institutions and displaying and marketing their financial products, including financing and financial leasing products, on our platform. We enable banks and financial institutions to present their financial products to users of our websites and mobile applications and to accept users’ auto financing applications. Although we have an existing large user base, we cannot assure you that the business model of our auto finance business will be attractive to users and financial partners. Failure to provide satisfactory services on our platform or facilitate financing transactions between our users and financial product providers would cause an adverse impact on our auto finance business. As a result, we may not be able to achieve our expected business growth and our results of operations may be adversely affected.

Since our auto finance business is subject to certain regulation and supervision in the PRC, we may need to handle regulatory inspections during our ordinary course of business from time to time. In addition, although we don’t have business operations in the U.S., we may nevertheless be subject to its laws and regulations related to our auto finance business such as anti-money laundering laws and regulations. We have developed an internal control system relating to compliance matters for auto finance business. However, we cannot assure you that the internal control system could always work effectively in tracking and administering the compliance matters relevant to our auto finance business and we may need to incur increased compliance costs to maintain and upgrade such internal control system effectively. If we cannot satisfy any of the requirements of competent authorities, we would be exposed to the relevant regulatory risks, which may result in penalties imposed against us.

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

We rely on a combination of trademark, patent, copyright and trade secret protection laws in mainland China and other jurisdictions, as well as through confidentiality agreements and other measures, to protect our intellectual property rights. Our major brand names and logos are registered trademarks in mainland China. Most of our originally-generated content and professionally-generated content available on our websites and mobile applications and proprietary software are protected by copyright laws. Despite our precautions, third parties may obtain and use our intellectual property without our authorization. Protection of intellectual property rights for many internet-related activities, such as internet commercial methods patents, may not be sufficient in the countries and regions that we operate. From time to time, other websites or mobile applications may use our articles, photos or other content without our proper authorization. Although such use has not in the past caused any material damage to our business, it is possible that there may be misappropriation on a much larger scale with a material adverse impact to our business. If we are unable to adequately protect our intellectual property rights in the future, our brand and business may suffer.

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

Under the Provisions on the Administration of Online Live Streaming Services, online live-streaming service providers shall establish platforms for reviewing live-streaming content. Online live-streaming service providers and online live-streaming publishers that provide internet news information services without permits, or exceeding the scope of their permits, are subject to punishment. In addition, online live-streaming service providers shall make record filings with the local internet information office and the local public security authorities. Online live-streaming service providers that fail to file records with or get relevant permission from relevant authorities will be punished in accordance with laws. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Online Live-streaming Services.”

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

We have undertaken, and may undertake in the future, partial or complete divestitures or other disposal transactions in connection with certain of our businesses and assets, particularly ones that are not closely related to our core focus areas or might require excessive resources or financial capital, to help our company meet its objectives. We also have and may in the future withdraw from certain of our businesses to shift our focus to other businesses. For example, we substantially withdrew from the offline insurance brokerage business in mainland China in 2021 and dissolved our UK subsidiary in 2023 and expect to dissolve our German subsidiary in the first half of 2024, primarily due to the macroenvironmental changes and the evolution of our strategies. These decisions are largely based on our management’s assessment of the business models and likelihood of success of these businesses. However, our judgment could be inaccurate, and we may not achieve the desired strategic and financial benefits from these transactions. Our financial results could be adversely affected by the impact from the loss of earnings and corporate overhead contribution/allocation associated with divested businesses. In addition, as our net (loss)/ income from discontinued operations are non-recurrent, it may be difficult for investors and analysts to predict our future earnings potential based on our historical financial performance.

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

As of March 31, 2024, Yun Chen Capital Cayman, or Yun Chen, a subsidiary of Ping An Group, owned 46.4% of the total equity interest in our company. Because Ping An Group beneficially owns a significant percentage of the voting rights in our company, it has substantial influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Without the consent of Ping An Group, we may be prevented from entering into transactions that could be beneficial to us. The interests of Ping An Group may differ from the interests of our other shareholders. Furthermore, Ping An Group’s business activities, although not related to our operations, may adversely impact reputation. As Ping An Group is a public company listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, and beneficially controls a significant percentage of our voting rights, Ping An Group may be required to disclose information on us from time to time, which may subject us to additional costs and efforts in making such disclosures.

We have and expect to continue to have related party transactions with Ping An Group. In 2021, 2022 and 2023, Ping An Group provided us with services and assets in the amount of RMB176.9 million, RMB191.8 million and RMB191.4 million (US$27.0 million), respectively. In 2021, 2022 and 2023, we provided services to Ping An Group in the amount of RMB417.1 million, RMB226.5 million and RMB134.4 million (US$18.9 million), respectively. Besides these transactions, we had cash or time deposits in commercial banks associated with Ping An Group and purchased short-term cash management products managed by Ping An Group as a part of our cash management plan, which totaled RMB4,144.8 million, RMB5,187.0 million and RMB5,729.6 million (US$807.0 million) as of December 31, 2021, 2022 and 2023, respectively. In January 2022, we entered into a limited partner interest subscription agreement, a limited partnership agreement and certain other auxiliary documents with Ping An Capital Co., Ltd., pursuant to which we subscribed for RMB400 million worth of limited partner interests in an equity investment fund managed by Ping An Capital Co., Ltd. Although we did not and do not expect to rely upon revenues from Ping An Group, if Ping An Group decides to reduce or even terminate its transactions with us, our business, financial conditions and results of operations may be adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs and/or ordinary shares may be adversely impacted.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2023. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs and/or ordinary shares. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have limited business insurance coverage.

We consider that the coverage from the insurance policies maintained by us is in line with the industry norm. However, we do not have general third-party business liability or interruption insurance to cover our operations. Any uninsured occurrence of business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We face risks related to health epidemics, natural disasters or other unexpected events.

We are vulnerable to health epidemics, natural disasters, and other calamities. Any of such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our offices, which may disrupt our business operations and adversely affect our results of operations. In addition, our results of operations could be adversely affected to the extent that any of these catastrophic events harms the Chinese economy in general. Our business operations and financial results may be adversely affected in the future by COVID-19 resurgence. In addition, acts of war or terrorism may also injure our employees, cause loss of lives, disrupt our business network and destroy our markets. Any of the foregoing events and other events beyond our control could have an adverse effect on the overall business sentiment and environment, cause uncertainties in the regions where we conduct business, cause our business to suffer in ways that we cannot predict and materially and adversely impact our business, financial condition and results of operations

Risks Related to Our Corporate Structure

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

Current laws and regulations of mainland China place certain restrictions on foreign ownership of companies that provide internet content services and other related services in mainland China. Pursuant to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Version) promulgated on December 27, 2021 and became effective on January 1, 2022, or the Negative List, and the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council on December 11, 2001 and amended from time to time with the latest amendment effective on May 1, 2022, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider, unless otherwise stipulated in relevant rules. On April 8, 2024, MIIT issued Announcement on the Pilot Program for the Expansion of Opening-Up in the Value-Added Telecommunications Services. According to this announcement, in the regions approved for the pilot program, restrictions on foreign equity shares shall be removed for certain businesses including online data processing and transaction processing business, as well as information services for information release platforms and delivery services (excluding internet news information, online publishing, internet audio-visual services, and internet cultural operations). Given the recent enactment of this announcement, there remains uncertainty with respect to the interpretation and practical application. As a Cayman Islands company and foreign legal person under laws of mainland China, we are subject to these provisions. According to the Negative List, although a foreign investor is allowed to own more than 50% of the equity interest in an e-commerce business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business, other requirements provided by these provisions still apply. In addition, foreign investors are prohibited from investing in companies engaged in online live-streaming and radio and television programs production and dissemination. Accordingly, we believe that it would be impracticable for us to acquire any equity interest in the variable interest entities without diverting management attention and resources. Moreover, we believe that our contractual arrangements with these entities and the individual nominee shareholders allow us to have the power to direct the activities of these entities that most significantly impact their economic performance. Accordingly, we currently do not plan to acquire any equity interest in any of the variable interest entities.

As such, we conduct our business activities related to internet content services by entering into a series of contractual arrangements with the VIEs in mainland China, primarily including Autohome Information, Shengtuo

Hongyuan, Shanghai Jinwu and Shanghai Jinyou, and their respective shareholders. In particular, Autohome Information currently holds Value-added Telecommunications Services Licenses, a Surveying and Mapping Qualification Certificate for Internet Mapping, an Operating License for the Production and Dissemination of Radio and Television Programs, an internet Audio/Video Program Transmission License, and an Internet Culture Business Permit which is in the process of the renewal. In addition, Autohome Information is the sole shareholder of Shanghai Tianhe Insurance Brokerage Co., Ltd., or Shanghai Tianhe, an insurance brokerage company, which has completed the registration process required for engaging in online insurance business in the mainland China. Shengtuo Hongyuan currently holds an ICP license, a Surveying and Mapping Qualification Certificate for Internet Mapping, and an Operating License for the Production and Dissemination of Radio and Television Programs and is operating the che168.com website and mobile application-related business. Shanghai Jinyou currently holds an ICP license, an auction business approval certificate, and is filed as an entity conducting used automobiles brokerage business in the relevant systems of the MOFCOM, and as of the date of this annual report, the operation of the www.ttpai.cn website has been transferred from Shanghai Jinwu to Shanghai Jinyou.

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

Based on the advice of our PRC legal counsel, Commerce & Finance Law Offices, the corporate structure of the VIEs and our subsidiaries in mainland China are in compliance with all existing PRC laws and regulations. However, we are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in mainland China primarily through our subsidiaries and the VIEs with which we have maintained contractual arrangements. Investors in our ordinary shares or the ADSs thus are not holding equity interest in the VIEs in mainland China but instead are holding equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with mainland China's regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The value of our ADSs/ordinary shares may decline or become worthless, if we are unable to assert our contractual control rights over the assets of the VIEs, which contributed 13.5% of our revenues in 2023. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole.

There are certain uncertainties regarding the interpretation and application of PRC laws and regulations, we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have certain discretion in interpreting these laws and regulations. The PRC regulatory authorities could disallow the variable interest entities structure, which would likely result in a material adverse change in our operations, and our ordinary shares or our ADSs may decline significantly in value.

If we or any of the current or future VIEs or our subsidiaries are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the MIIT, the CAC, which regulates internet information services companies, the National Radio and Television Administration, or NRTA, and the CSRC, would have certain discretion in dealing with such violations, including, without limitation, levying fines, confiscating our income or the income of our WFOEs and the VIEs, revoking the business licenses or operating licenses of our WFOEs and the VIEs, shutting down our servers or blocking our websites and mobile applications, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting the VIEs’ right to collect revenues, imposing additional conditions or requirements with which the VIEs may not be able to comply, or taking other enforcement actions that could be harmful to our business.

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

We have relied and expect to continue to rely on, among others, (i) contractual arrangements with Autohome Information and its shareholders, (ii) contractual arrangements with Shengtuo Hongyuan and its shareholders, (iii) contractual arrangements with Shanghai Jinwu and its shareholder and (iv) contractual arrangements with Shanghai Jinyou and its shareholders. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities.” These contractual arrangements have not been tested in courts of mainland China. There are very few precedents as to whether contractual arrangements would be judged to form a controlling financial interest in the relevant VIEs through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the courts of China. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to obtain a controlling financial interest in the VIEs, and our ability to conduct our business may be materially adversely affected. Therefore, these contractual arrangements may not be as effective in providing us with control over the VIEs as direct ownership. If we had direct ownership of these entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by these entities and their shareholders of their contractual obligations to exercise control over the VIEs. Therefore, our contractual arrangements with the VIEs may not be as effective in ensuring our control over their operations as direct ownership would be.

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

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC differs from those in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system may limit our ability to enforce these contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to obtain a controlling financial interest in the VIEs, and our ability to conduct our business may be negatively affected.

The contractual arrangements among our subsidiaries and the VIEs may be subject to scrutiny by the PRC tax authorities and a finding that we or the VIEs owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our WFOEs, the VIEs and the shareholders of the VIEs do not represent arm’s length prices and consequently adjust our WFOEs’ or the VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the VIEs, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our WFOEs or the VIEs for any unpaid taxes. Our consolidated net income may be materially and adversely affected if our WFOEs or the VIEs’ tax liabilities increase or if they are subject to late payment fees or other penalties.

The interests of the individual nominee shareholders of the VIEs may be different from our interests, which may materially and adversely affect our business.

The individual nominee shareholders of Autohome Information and Shengtuo Hongyuan are Quan Long, the chairman of our board of directors, and Youdong Wang, the vice president of our company. They each hold 50% of the equity interests in Autohome Information and Shengtuo Hongyuan. Each of these two individuals is a PRC citizen. The individual nominee shareholder of Shanghai Jinwu is Weiwei Wang, who holds 100% of the equity interests in Shanghai Jinwu. The individual nominee shareholders of Shanghai Jinyou are Weiwei Wang and Lan Zhang, holding 95% and 5% of the equity interests, respectively, in Shanghai Jinyou. Weiwei Wang is the founder of TTP and Lan Zhang is the vice president of TTP. Both of Weiwei Wang and Lan Zhang are PRC citizens. The interests of the individual nominee shareholders of the VIEs may be different from our interest. For example, the individual nominee shareholders of the VIEs do not have a significant equity stake in our company. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to obtain a controlling financial interest in VIEs and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when a conflict of interest arises, any or all of these shareholders will act in the best interests of our company or such conflict will be resolved in our favor.

Currently, we rely on our contractual arrangements with these individual nominee shareholders and do not have other arrangements to address any potential conflicts of interests between them and our company. We rely on these individuals to comply with the laws of the PRC, which provide that directors and executive officers owe a fiduciary duty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gain. We also rely on Mr. Quan Long, the chairman of our board of directors, Ms. Weiwei Wang, the director of TTP Car Inc., to abide by the laws of the Cayman Islands, which provide that directors owe fiduciary duties to our company. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any difference of interests or dispute between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The individual nominee shareholders of the VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the relevant VIEs and the validity or enforceability of our contractual arrangements with the relevant entity and its shareholders. For example, in the event that any of such individual nominee shareholders divorces his spouse, the spouse may claim that the equity interests of the relevant VIE held by such individual nominee shareholder is part of their community property and should be divided between such individual nominee shareholder and his spouse. If such claim is supported by the court, the relevant equity interests may be obtained by the individual nominee shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the controlling financial interest in the relevant VIE by us. Similarly, if any of the equity interests of the VIEs is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the relevant VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

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

We are a holding company and conduct our business primarily through our subsidiaries and the VIEs. We may rely to a significant extent on dividends and other distributions on equity to be paid by our wholly-invested mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

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

We are an offshore holding company conducting our operations in mainland China primarily through our mainland China subsidiaries and the VIEs. We may make loans to our mainland China subsidiaries and the VIEs, or we may make additional capital contributions to our mainland China subsidiaries. Any loans by us to our mainland China subsidiaries, which are treated as foreign-invested enterprises under laws of mainland China, are subject to regulations and foreign exchange loan registrations of mainland China. For example, loans by us to our mainland China subsidiaries to finance its activities cannot exceed statutory limits and must be registered with the competent local counterpart of the SAFE, or filed with SAFE in its information system. We may also decide to finance our mainland China subsidiaries by means of capital contributions. These capital contributions must be filed with the local counterparts of SAMR and subject to registration with a local bank authorized by SAFE. Any medium or long-term loans to be provided by us to the VIEs must be registered with the NDRC and SAFE or their local branches. Further, we are not likely to finance the activities of the VIEs by means of capital contributions due to regulatory restrictions relating to foreign investment in mainland China in domestic enterprises engaged in internet content services.

Pursuant to the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and was amended on December 30, 2019 and March 23, 2023, along with the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16 which was promulgated in June 2016 and amended in December 2023, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. According to SAFE Circular 19 and SAFE Circular 16, such Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019 which was amended on December 4, 2023, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the mainland China with their capital funds in accordance with the law. As the relevant government authorities have certain discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Foreign Exchange.”

In light of the various requirements imposed by regulations of mainland China on loans to and direct investment in entities in mainland China by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations, filings or obtain the necessary government approvals on a timely basis, if at all. If we fail to complete such registrations, filings or obtain such approvals, our ability to use the proceeds we received from our equity offerings and to capitalize or otherwise fund our operations in mainland China may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our ADSs and ordinary shares.

We are not an “investment company” and do not intend to become registered as an “investment company” under the Investment Company Act of 1940, or the Investment Company Act. Generally, a company is an “investment company” if it is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities or owns or proposes to own investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, unless an exception, exemption or safe harbor applies. We do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we are primarily engaged in the business of delivering comprehensive, independent and interactive content and tools to automobile consumers as well as a full suite of services to automakers and dealers across the auto value chain. Our investment securities represent less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis calculated in accordance with Section 3(a)(1)(C) of the Investment Company Act. We intend to continue to conduct our operations so that we will not be deemed an investment company.

Our status under the Investment Company Act may depend on several factors, including the ability of certain subsidiary to comply with the safe harbor requirements of Rule 3a-8 of the Investment Company Act, and whether time deposits are treated as investment securities for purposes of the calculation under Section 3(a)(1)(C) of the Investment Company Act. If, at any time, the subsidiary is not eligible for the Rule 3a-8 safe harbor, or certain time deposits are required to be treated as investment securities for purposes of the calculation under Section 3(a)(1)(C) of the Investment Company Act, or we become or are determined to be primarily engaged in the business of investing, reinvesting or trading in securities, we could become subject to regulation under the Investment Company Act. If we were to become subject to the Investment Company Act, any violation of the Investment Company Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts would be deemed unenforceable. Additionally, as a foreign private issuer, we would not be eligible to register under the Investment Company Act. Accordingly, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company, each of which may have a material adverse effect on the Company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Finally, failure to avoid being deemed an investment company under the Investment Company Act could also make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from New York Stock Exchange, which would have a material adverse effect on the liquidity and value of our ADSs and ordinary shares.

We are subject to evolving laws and regulations regarding regulatory matters, corporate governance and public disclosure that may increase both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governmental and self-regulatory organizations at various levels of the governing bodies, including, for example, the SEC, the Hong Kong Stock Exchange, the SFC and other financial market exchange entities, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and various regulatory authorities in China, the Cayman Islands, the British Virgin Islands and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and evolving laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed. For instance, on December 29, 2023, the SCNPC promulgated the amended PRC Company Law, which will come into effect on July 1, 2024 and supersede the existing PRC Company Law. The amended PRC Company Law imposes more stringent requirements on capital contribution for companies established within mainland China. On February 6, 2024, the SAMR issued a draft of the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law for public comments until March 5, 2024, which further specify the criteria and procedures for registering and managing a company’s registered capital under the amended PRC Company Law. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Corporate Governance.” According to the amended PRC Company Law, we may be required to fulfill the obligations of capital contribution to our subsidiaries or to provide financial support to the nominee shareholders of the VIEs within a significantly reduced timeframe compared to current regulations. However, since the amended PRC Company Law is still relatively new and the foregoing draft provisions were released for public comment only, there is still uncertainty regarding the implementation and interpretation of the amended PRC Company Law and the adoption and effective date of such provisions. We will closely monitor the legislative developments concerning the amended PRC Company Law and its implementation measures, ensuring a prompt evaluation of any potential implications for our operations.

Risks Related to Doing Business in China

The PRC government’s regulations and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs and/or ordinary shares.

We conduct our business primarily in mainland China. Our operations in mainland China are governed by PRC laws and regulations. We are subject to the regulations and discretion of applicable governmental authorities over the conduct of our business, which may influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. We have observed new published policies that affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs and/or ordinary shares. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Changes in the economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

The majority of our assets and operations are located in mainland China. Accordingly, our business, financial condition, results of operations and prospects are subject to political, economic, social and legal developments in China. Our business has been and will continue to be affected by the PRC’s economy, which in turn is continuously influenced by the global economy. Uncertainties in the global economy and the political environment around the world would also affect China’s economic growth. It may be difficult for us to predict all the risks that we could face as a result of the current economic, political, social and regulatory development and many of these risks are beyond our control. Failure to respond to such development and risks could materially affect our business operations and financial performance.

The PRC legal system is evolving, and failure to respond to such evolvement could affect us.

We conduct our business primarily through our subsidiaries and the VIEs in China. Our operations in China are governed by PRC laws and regulations. The legislation in China and the PRC legal system has continued to evolve over the past few decades and the PRC government has made certain progress in promulgating laws and regulations related to economic affairs and matters, for example, such laws and regulations have enhanced the protections afforded to various forms of foreign investments in China. However, many of these laws and regulations are relatively new, and we may need to take certain corresponding measures to maintain our regulatory compliance, such as adjusting the relevant business or transactions and introducing compliance experts and talents, which may incur additional related costs and impact on our business. Any failure to respond to evolvement in the regulatory environment in China could materially affect our business and impede our ability to continue our operations.

The interpretation and implementation of the PRC Foreign Investment Law may impact the viability of our current corporate structure, corporate governance and business operations.

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

We may be adversely affected by the complexity, uncertainties and changes in the regulation of internet business and companies in China.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are evolving, and their interpretation and enforcement may change from time to time. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to the PRC government regulation of the internet industry include, but are not limited to, the following:

•
We only have contractual control over our websites and mobile applications. The regulation of the internet industry in China may be amended from time to time, and the licensing requirements may keep evolving. This means that permits, licenses or operations at some of our subsidiaries and the VIEs may be subject to challenge, or we may fail to obtain permits or licenses that applicable regulators may deem necessary for our operations, or we may not be able to obtain or renew permits or licenses. For example, the VIEs may be required to obtain additional licenses, including internet publishing licenses and internet news information service licenses, if the release of articles and information on our mobile applications and websites is deemed by the PRC regulatory authorities as being provision of internet publishing service or internet news information service. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet Publishing” and “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Internet News Information Service” for additional details.
•
The evolving regulatory system for the internet industry of China may lead to the establishment of new regulatory agencies. For example, in March 2018, the Central Committee of the Chinese Communist Party announced to transform the Central Leading Group for Cyberspace Affairs into a new department, CAC. The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry, and the National Computer Network and Information Security Management Center was adjusted to be managed by CAC instead of the MIIT. On March 10, 2023, the NPC adopted the Institutional Reform Plan (2023), pursuant to which the National Financial Regulatory Administration was established on May 18, 2023 and the State Bureau for Data was established on October 25, 2023 aiming to be responsible for coordinating and promoting the development of data infrastructure of the State.
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

In addition, on February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day, aiming at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. The Guideline mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition and intends to regulate abuse of a dominant market position and other anti-competitive practices by online platform operators and the related operators and service providers on online platforms, i.e. unfairly locking in exclusive agreements with operators on the platform and targeting specific customers with unreasonable big-data driven tailored pricing through their online behavior to eliminate or limit market competition. There remains uncertainties as to how the Guideline will be implemented, and we cannot assure you that the governmental authorities will not take an opposite opinion. Any failure or perceived failure by us to comply with the Guideline and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

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

On December 27, 2021, the NDRC and the MOFCOM, jointly issued the Negative List, effective from January 1, 2022. Pursuant to the Negative List, if a domestic company engaging in the prohibited business stipulated in the Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. According to the public responses of relevant officials from the NDRC and the MOFCOM to reporters’ questions regarding the Negative List, no reduction in shareholding percentage of foreign investor is required with respect to enterprises that have been listed overseas, if the percentage of foreign shareholding of such enterprises had exceeded the stipulated threshold before the promulgation of the Negative List. As of the date of this annual report, no official implementation rules on the Negative List have been issued yet. Therefore, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively reformed the existing regulatory regime for direct and indirect overseas offering and listing of mainland China domestic companies’ securities. Pursuant to the Overseas Listing Trial Measures, mainland China domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfil the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provide that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by mainland China domestic companies: (i) 50% or more of any of the issuer's operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer's business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted.

On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and clarifies that mainland China domestic companies that have been listed overseas are existing enterprises, which are not required to complete the overseas listing filing immediately, but shall complete filings as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. If we were to conduct offshore offerings in the future, it is uncertain whether we can complete such filing procedure, if we fail to complete such filing procedures, we would be subject to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. There remain substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing. We cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirements on us or otherwise tighten the regulations on companies with VIE structures.

It may be difficult for overseas regulators to conduct investigations or collect evidence within mainland China.

Cross-border shareholders claims or regulatory investigations may be difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China, without the consent by the Chinese securities regulatory authorities under the State Council and the State Council related competent agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “—Risks Related to Our ADSs and Ordinary Shares—You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts or Hong Kong courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in mainland China and most of our directors and officers reside outside the United States and Hong Kong” for risks associated with investing in us as a Cayman Islands company.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and ordinary shares are fully fungible, we cannot assure you that an active trading market for our ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ordinary shares and/or ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ordinary shares or ADSs. Also, such a prohibition would to some extent affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Fluctuations in exchange rates may have a material adverse effect on your investment.

Substantially all of our revenues and costs are denominated in RMB. The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The value of RMB against U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. The PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Governmental regulation of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government regulates the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive substantially all of our revenues in RMB. Under the existing foreign exchange regulations of mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our mainland China subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion regulates access to foreign currencies for current account transactions in the future. If the foreign exchange regulation system prevents us from obtaining sufficient foreign currency to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs and/or ordinary shares.

Any failure or perceived failure by us to comply with the enacted Guideline on Anti-monopoly of Platform Economy Sector and other antimonopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law. In March 2018, the SAMR was formed as a new regulatory agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and the then State Administration for Industry and Commerce, or SAIC (the predecessor of the SAMR), respectively. On November 18, 2021, the National Anti-monopoly Bureau was officially established to formulate anti-monopoly institutional measures and guidelines, implement anti-monopoly law enforcement, undertake the guidance for enterprises’ anti-monopoly action responding abroad and so on. In practice, the PRC regulatory authorities are actively working to establish a new order for the platform economy, simultaneously enhancing the supervision of monopolistic practices and other forms of unfair competition.

In September 2020, the Anti-monopoly Committee of the State Council issued Anti-monopoly Compliance Guideline for Business Operators, encouraging the operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. On February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day. The Guideline comprehensively addresses five aspects: general provisions, monopoly agreements, market dominance abuse, business concentration, and the misuse of administrative powers to eliminate or restrict competition. It specifically prohibits monopolistic behaviors by internet platforms, aiming to foster a competitive market environment, and to safeguard the interests of consumers and businesses engaged in the internet platform economy.

On June 24, 2022, the SCNPC released the amended Anti-monopoly Law, which came into effect on August 1, 2022. On March 10, 2023, the SAMR issued the Provisions on the Prohibitions of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions and the Provisions on Review of Concentration of Undertakings, all of which took effect on April 15, 2023. The amended Anti-monopoly Law and the implementing rules (i) require that where concentration of undertakings reaches the filing threshold stipulated by the State Council, a filing must be made with the anti-monopoly authority before the parties implement the concentration, (ii) prohibit a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause, and (iii) prohibit business operators from entering into monopoly agreements, which refer to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, unless the agreements satisfy certain exemptions under the PRC Anti-monopoly Law.

The strengthened enforcement of the Anti-Monopoly Law could result in investigations on our acquisition transactions conducted in the past and make our acquisition transactions in the future more difficult due to the prior filing requirements. Besides, the MOFCOM shall be notified in advance of any change-of-control transaction in which a foreign investor takes control of a mainland China domestic enterprise or a foreign company with substantial mainland China operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008 and amended on September 18, 2018 and January 22, 2024, are triggered. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Anti-Monopoly.”

Due to the enhanced enforcement of and tightened regulatory requirements under the revised Anti-monopoly Law, we may receive greater scrutiny and attention from regulators and more frequent and stringent investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. Moreover, there is considerable uncertainty surrounding the local implementation of anti-monopoly and competition regulations in mainland China, as well as the dynamic nature of legislative developments. In order to mitigate the risk of non-compliance, substantial investment in terms of time, financial resources, and personnel may be required to effectively assess and manage these evolving risks and issues. Any actual or perceived non-compliance with the Guideline on Anti-monopoly of Platform Economy Sector or other relevant anti-monopoly regulations could lead to governmental investigations, enforcement actions, and legal claims against our company. Such outcomes could adversely affect our business operations, financial standing, and reputation.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China, or PBOC, promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which sets forth the respective requirements for foreign exchange transactions by individuals (both PRC and non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued relevant implementing rules which were further revised by SAFE in 2016 and 2023, that specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock incentive plans or share option plans of an overseas publicly listed company. In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. The Stock Option Notice supersedes the requirements and procedures for the registration of mainland China resident individuals’ participation in stock incentive plans set forth by certain rules promulgated by SAFE in March 2007 and January 2008. Under these measures, mainland China resident individuals who participate in an employee stock incentive plan or a share option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. A domestic qualified agent appointed through the mainland China subsidiaries of such overseas listed company must file applications on behalf of such mainland China resident individuals with SAFE or its local counterpart to obtain approval for an annual allowance with respect to the foreign exchange in connection with stock holding or share option exercises. With the approval from SAFE or its local counterpart, the domestic qualified agent must open a special foreign exchange account at a mainland China bank to hold the funds required in connection with the stock purchase or option exercise, payment received upon sales of shares, dividends issued on the stock and any other income or expenditures approved by SAFE or its local counterpart. We and our mainland China resident employees who participate in our share incentive plans are subject to these regulations as we are an overseas listed company. We have made registration with the local counterparts of SAFE for our mainland China resident employees who participate in our share incentive plans as required under the Stock Option notice and relevant rules. If we or our PRC plan participants fail to comply with these regulations, we or our PRC plan participants may be subject to fines and other legal or administrative sanctions. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Employee Stock Options Plans.”

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

Under the EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, and its implementation rules, which became effective on January 1, 2008 and was most recently amended on April 23, 2019, an enterprise established outside of the mainland China with “de facto management bodies” within the mainland China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009, which was amended in 2013 and 2017 respectively. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in mainland China. On July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), which became effective on September 1, 2011 and was most recently amended in 2018, to provide more guidance on the implementation of SAT Circular 82. Although we do not believe that our legal entities organized outside of the mainland China constitute mainland China resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a mainland China resident enterprise and may therefore be subject to enterprise income tax at a rate of 25% on our global income. If we are considered a mainland China resident enterprise and earn income other than dividends from our mainland China subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Pursuant to the amended EIT Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in mainland China to its foreign investors, which are non-mainland China tax resident enterprises without an establishment in mainland China, or whose income has no connection with their institutions and establishments inside mainland China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we conduct our business through our wholly-owned subsidiaries and VIEs in mainland China, of which our WFOEs are the primary beneficiaries of the VIEs. Autohome WFOE is 100% owned by Cheerbright, our wholly owned subsidiary located in the British Virgin Islands. The British Virgin Islands currently does not have any tax treaty with mainland China with respect to withholding tax. As long as Cheerbright is considered a non-mainland China resident enterprise, dividends that it receives from Autohome WFOE may be subject to withholding tax at a rate of 10%. As to our subsidiaries located in Hong Kong, such as Autohome Media Limited, the shareholder of our mainland China subsidiaries currently engaging in advertising business, and Autohome Link Hong Kong Limited, the shareholder of Chezhiying WFOE, and TTP CAR (HK) LIMITED, the shareholder of TTP WFOE, under the Arrangement between mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation

and Prevention of Fiscal Evasion, as long as each of our Hong Kong subsidiaries is considered a non-mainland China resident enterprise and directly holds at least 25% of the equity interests of its respective mainland China subsidiaries, dividends that it receives from its mainland China subsidiaries may be subject to withholding tax at a preferential rate of 5%, if it is the beneficial owner of the dividends, upon receiving the approval from the local tax authority. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. The SAT Circular 60 was replaced by the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Treaties, or SAT Circular 35, promulgated by the SAT on October 14, 2019 and became effective on January 1, 2020. Pursuant to the SAT Circular 35, non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate, and non-resident enterprises and their withholding agents may, by self-assessment and upon their confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms when performing tax filings. Moreover, non-resident enterprises and their withholding agents shall keep the supporting documents for post-filing examinations by the relevant tax authorities.

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

Changes in international trade policies and rising political tensions may adversely impact our business and operating results.

There have been changes in international trade policies and rising political tensions. For example, the U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies.

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

The trading price of our ADSs and/or ordinary shares has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the daily closing trading prices for our ADSs on the NYSE ranged from US$26.08 to US$37.57 in 2023. Likewise, the daily closing trading prices for our ordinary shares on the Hong Kong Stock Exchange ranged from HK$49.90 to HK$73.80 in 2023. The trading price for our ADSs and/or ordinary shares may continue to fluctuate in response to factors including, without limitation, the following:

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

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2023, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC. No assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2023 or any future taxable year.

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

On November 18, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$200 million of our ADSs over the next 12 months (the “Share Repurchase Program”). The Share Repurchase Program was publicly announced on the same day. On November 3, 2022, our board of directors authorized an extension of the term of the Share Repurchase Program for another twelve months to November 17, 2023. As of November 17, 2023, we have repurchased 6,726,883 ADSs for a total cost of approximately US$200.0 million. Our board of directors may authorize additional share repurchase program in the future. Any such share repurchase program may affect the price of our stock and increase volatility, diminish our cash reserve, and may be suspended or terminated at any time. We cannot guarantee that any share repurchase program we institute will be fully consummated or that it will enhance long-term shareholder value. For details of the volume of ADSs repurchased pursuant to our repurchase program, please see “Item 16E—Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

In November 2019, our board of directors resolved to adopt a regular dividend policy. Under this policy, we may issue recurring cash dividend every year from 2020 in an amount of approximately 20% of the net income generated in the previous fiscal year, with the exact amount to be determined by our directors based on our financial performance and cash position prior to the distribution. On February 16, 2023, our board of directors approved an amendment to change the annual cash dividend to a fixed amount of at least RMB500.0 million between 2022 and 2026. The exact amount of the annual cash dividend will be determined by our board of directors based on our financial performance and cash position prior to the distribution, and is expected to be adjusted upward each year. On December 12, 2023, our board of directors approved a further amendment to the dividend policy, pursuant to which the board intends to declare a cash dividend semi-annually from 2024 to 2026. The total yearly cash dividend is expected to be no less than RMB1.5 billion with the exact amount to be determined by the board based on our then financial performance, cash position, and applicable foreign exchange laws and regulations in China, among other factors.
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

Sales of our ADSs and/or ordinary shares in the public market or through private transactions, or the perception that these sales could occur, could cause the market price of our ADSs and/or ordinary shares to decline. Yun Chen owned 46.4% of our total outstanding shares as of March 31, 2024. In addition to unregistered sale, it can also dispose of these shares through registered transaction as it has the right to cause us to register under the Securities Act the sale of its shares. Sales of these shares, or the perception that such sales could occur, could cause the price of our ADSs and/or ordinary shares to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We cannot predict what effect, if any market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs and/or ordinary shares.

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

Pursuant to our seventh amended and restated memorandum and articles of association, we may convene an annual general meeting upon 21 clear days’ notice or other shareholders’ meeting upon 14 clear calendar days’ notice. If we give timely notice to the depositary under the terms of the deposit agreement (30 business days’ notice), the depositary will notify holders of our ADSs, of the upcoming general meeting and arrange to deliver our voting materials to them. We cannot guarantee that holders of our ADSs will receive the voting materials in time to instruct the depositary to vote the ordinary shares underlying their ADSs, and it is possible that they, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that holders of our ADSs may not be able to exercise their right to vote and there may be nothing they can do if the ordinary shares underlying their ADSs are not voted as they requested. In addition, although holders of our ADSs may directly exercise their right to vote by withdrawing the ordinary shares underlying their ADSs and become a registered holder of such shares prior to the record date for the general meeting, they may not receive sufficient advance notice of an upcoming shareholders’ meeting to withdraw the ordinary shares underlying their ADSs to allow them to vote with respect to any specific matter.

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

We are incorporated in the Cayman Islands and conduct most of our operations in mainland China through our mainland China subsidiaries, the VIEs and their subsidiaries in the mainland China, and majority of our assets are located in the mainland China. We do not and are not, and holders of our ADSs and ordinary shares do not and are not, legally permitted to have any, or more than the permitted percentage of, equity interest in the VIEs as current PRC laws and regulations restrict foreign ownership and investment in certain industries as provided in the Negative List. As a result, we provide the services that may be subject to such restrictions in the mainland China through the VIEs and their subsidiaries, and we operate our businesses in the mainland China through certain contractual arrangements with the VIEs and their respective shareholders. For more details of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities.” Our ADSs and ordinary shares are equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries and the VIEs. In addition, most of our directors and officers reside in mainland China and a substantial portion of the assets of such directors and officers are located in mainland China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in United States or Hong Kong in the event that you believe that your rights have been infringed under the U.S. securities laws, Hong Kong laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Cayman Islands Companies Act (As Revised), and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors and officers, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts or a court of Hong Kong.

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

Our seventh amended and restated memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series subject to the Companies Act (As Revised) of the Cayman Islands and, where applicable, the rules of the New York Stock Exchange or any other stock exchange on which our ADSs or shares are listed for trading. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs and/or ordinary shares may fall and the voting and other rights of the holders of our ADSs and/or ordinary shares may be materially and adversely affected. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

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

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.2% of the greater of the consideration for, or the value of, shares transferred, with 0.1% payable by each of the buyer and the seller.

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

B.
Business Overview

Overview

We are the leading online destination for automobile consumers in China, ranking first among automotive service platforms in China in terms of mobile daily active users as of December 31, 2023, according to QuestMobile. Through our three websites, autohome.com.cn, che168.com and ttpai.cn, accessible mainly through PCs, mobile devices, our mobile applications and mini apps, we deliver comprehensive, independent and interactive content and tools to automobile consumers as well as a full suite of services to automakers and dealers across the auto value chain.

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
•
Online marketplace and others: While we continue to strengthen our media and leads generation services, we are also further developing our online marketplace and other businesses. These businesses focus on providing facilitation services for new and used vehicles transactions and other platform-based services for new and used car buyers and sellers. Through our auto financing business, we provide services to our cooperative financial institutions that involve facilitating the sale of their loans and insurance products to consumers and used automobile sellers. From the end of 2017, we have been offering data products, which leverage our intelligent big data analytics capabilities and massive pool of accumulated user data to provide end-to-end data-driven products and solutions for automakers and dealers across different stages of the value chain. We believe the breadth and depth of these products and solutions on our platform will allow us to build a robust and technology-driven automotive ecosystem that covers all aspects of the automobile ownership life cycle. We also provide comprehensive auto-related services to our users by integrating TTP’s offline vehicle examination, ownership transfer services and other ancillary services with our online services.

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
Payments Flow
1 Media Services to Automakers
2 Leads Generation Services to Dealers
3 Online Market Place and Other Services
3a Data Products
3b New / Used Vehicle Transactions
3c Auto Financing Services

1.
As of December 31, 2023, the VIEs primarily carried out part of the leads generation services to dealers (used car listing services), part of used vehicles transaction services, and other comprehensive auto-related services.

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

Our Mobile Websites and Applications

For mobile users, our content can be accessed mainly on our websites, on our mobile applications and on our mini apps. We have made significant efforts in recent years to optimize the mobile version of our websites to display our content and develop and enhance the functions of our mobile applications to capture a greater number of users that access our services through mobile devices. For example, according to QuestMobile, our mobile daily active users amounted to 46.8 million, 54.4 million and 68.2 million in December 2021, December 2022, and December 2023, respectively. We were among the earliest in our industry in mainland China to introduce both iOS- and Android-based applications to allow users to easily access our content. Users can conveniently enjoy features available on our mobile websites and applications from their mobile devices, such as reading articles, checking vehicle prices and model parameters, viewing pictures, viewing dealer’s information, visiting our Autohome Mall and participating in forum discussions.

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

Originally-generated Content

Our originally-generated content is created by our dedicated editorial team and includes automobile-related articles and reviews, pricing trends in various local markets, photographs, video clips and live streaming. This content covers topics throughout the automobile ownership life cycle, from automobile research, selection and purchase to ownership and maintenance and to eventual replacement. In 2018, we launched a new channel focusing on new energy vehicles to accommodate the increasing interest and attention of our users on new energy vehicles. Our review writers obtain first-hand experiences by test-driving many newly released vehicle models provided by various automakers. We also have an AH-100 Vehicle Rating System which applies standard criteria to measure a comprehensive set of performance-based features of the vehicles on sale, such as safety, dynamics, fuel consumption, comfortableness and driving experience. Our AH-100 Vehicle Rating System helps automobile consumers make an easier choice when selecting vehicles to purchase. In 2021, we further launched our motorcycle model library and car-in-use model library to expand our content offerings and rolled out Modified Car channel to broaden our user reach. In 2022, we launched our new energy vehicle library to expand our product service and offerings to cater to users’ diverse needs. We were also able to attract more users by leveraging our core IP brands. Our editorial team at our Beijing headquarters and sales offices located in 52 cities throughout mainland China work closely with automakers, dealers and other industry participants to create automobile-related articles. Although automakers may provide us with sample vehicles to test drive, we review all new automobiles independently, based upon our teams’ experience and from our users’ perspective.

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

Professionally-generated Content

In 2016, we launched an open content platform to invite the key opinion leaders and influential bloggers or writers in the automotive field to contribute their high-quality professional review, analysis and insights on automotive-related topics, including vehicle reviews, industry trends, auto photography, maintenance and others. Our diversified professionally-generated contents complement our automotive ecosystem strategy and bring our users enriched and customized content consisting of high-quality articles, photographs, video clips and live streaming. As of December 31, 2023, we had 30,991 professional content contributors on our platform, compared to over 29,598 contributors as of December 31, 2022. Since 2018, we have been expanding our collaboration with automakers, key opinion leaders, professional experts and social media to further upgrade our professionally-generated content ecosystem.

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

As of December 31, 2021, 2022 and 2023, we had over 170.4 million, over 189.5 million and over 208.6 million registered users, respectively. As our user base has grown and our user engagement and forum activity has increased, our database of user-generated content has expanded, which in turn has attracted more users.

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

Automobile Library and Listing

We have one of the most comprehensive automobile libraries within our industry in mainland China with approximately 77,853 vehicle model configurations as of December 31, 2023.

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

In each of 2021, 2022 and 2023, 91, 100 and 96 automakers operating in mainland China, which include independent Chinese automakers, joint ventures between Chinese and international automakers and international automakers that sell their cars made outside of mainland China, purchased media services from us, respectively. As is customary in mainland China, we sell our advertising services and solutions primarily through third-party advertising agencies that represent the automakers and automobile brands’ regional offices. We typically enter into individual advertising agreements with the third-party advertising agencies. Although we sell our advertising services and solutions to third-party advertising agencies, we consider the automakers and automobile brands’ regional offices, who are the main decision makers as to whether to place advertisements on our websites and mobile applications, to be our end-customers.

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

Leads Generation Services to Dealers

Our leads generation services enable our dealer subscribers to create their own online stores, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of potential customers and effectively market their automobiles to consumers online and ultimately generate sales leads. Our leads generation services also include used car listing services, which provide a user interface that allows potential used car buyers to identify suitable listings and contact the relevant sellers. We provided leads generation services to 23,669, 24,126 and 24,248 dealers in 2021, 2022 and 2023, respectively.

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

Online Marketplace and Other Services

Our online marketplace and other businesses include our data products, our new and used car transaction services and our auto financing business, among others. Our data products leverage our intelligent big data analytics capabilities and massive pool of accumulated user data to provide end-to-end data-driven products and solutions for automakers and dealers across different stages of the value chain. We facilitate new and used vehicles transactions and provide other platform-based services for new and used car buyers and sellers. In September 2022, we launched our offline experience store, Autohome Space, helping us build brand awareness among users. In May 2023, we unveiled our Autohome Space franchise store in Haikou, Hainan province. We further refined this new retail business model by integrating our used car business into these stores. In addition to providing a one-stop service for selecting and purchasing new energy vehicles from multiple brands, these stores now also offer consumers the opportunity to trade in their cars and apply the proceeds towards the purchase of a new one, taking advantage of the vehicle disposal capacity of TTP. By the end of 2023, our Autohome Space stores were present in 20 cities across the country. We also provide an extensive suite of auto-related services to our users by integrating TTP’s offline vehicle examination, ownership transfer services and other ancillary services with our online services. Through our auto financing business, we provide services to our cooperative financial institutions that involve facilitating the sale of their loans and insurance products to consumers and used automobile sellers.

Data Products

We have been leveraging our AI, big data, cloud capabilities and other technologies to continue developing and providing to automakers and dealers innovative data products from the end of 2017 and have successfully advanced our data and intelligent recommendation and reinforced our entire ecosystem by providing highly differentiated value and data-driven end-to-end SaaS based solutions to our customers. The data products and solutions we offer to automakers and dealers on our platform primarily consist of (i) Intelligent R&D, Intelligent New Car Launch, Intelligent Activities, analytical tools and customized data reports prepared based on our big data and multi-dimensional analyzes on user reviews, purchasing interest and preferences, geographical competitive advantages of the relevant automakers and dealers and their geographical distribution strategies, and (ii) Intelligent Showroom, Smart DCC, Smart Sales, Smart Aftersales, Smart Call-Out, Smart Assistant, Compass and Smart Quality Control. Our Intelligent New Car Launch product generates large user attention with comprehensive launch plans based on big data, informing automakers of when and where to launch new products, what groups of potential buyers to target, what competition and selling points strategies to adopt, and what creative content to use in the launch. Post-launch, automakers continue to benefit from our Intelligent Activities services in maintaining a high level of market enthusiasm in the newly launched products and other mature products. The Intelligent Showroom, which is an intelligent and scenario-based marketing platform, integrates the technologies of AR, VR, big data and voice recognition to achieve the functions of panoramic car shopping, smart push notifications and smart shopping guide. Moreover, we also applied AI technology and large language models across a wide range of our products and services, further enhancing our service quality. Going forward, we will continue to enrich our data product portfolio to cover the data needs of the entire automobile ownership life cycle.

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

New Vehicles Transactions

We act as the platform for users to review automotive-related information and inquiry, and facilitates of transaction by delivering sales leads to the automakers. We primarily generate revenues by providing platform-based services and delivering sales leads to the automakers.

Auto Financing Services

Since 2017, with the collaboration of our business with Ping An Group, we have been developing our auto financing business to address the under-served auto financing market in mainland China by providing comprehensive online-based financial services. We gradually shifted our focus from leads generation to transaction facilitation and promote successful transactions with targeted and diversified auto financial services. Based on users’ preferences and our big data analysis, we recommend a broad range of loans and insurance products offered by our cooperative financial institutions to our users that have auto financing needs and match them to facilitate transactions as an insurance brokerage service provider with the relevant license from the CBIRC. We also introduced merchant loans offered by our cooperative financial institutions to automobile sellers. Through our platform, we plan to enable our users and automobile sellers who are in need of auto financing to easily access various high-quality loans and insurance products and allow our cooperative financial partners to effectively increase the volume of their financing transactions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are unable to effectively manage our auto finance business, we may not be able to achieve our expected business growth, our results of operations may be adversely affected and we may be subject to penalties as a result of noncompliance.” We primarily generate revenues from collecting commissions for facilitating transactions of auto-financing and insurance products on our platform.

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

We had an experienced product development team of 1,436 engineers as of December 31, 2023. Our past innovation has focused on helping users research, select and purchase suitable vehicles through our websites. We plan to develop additional products and services for our mobile applications and media-related technology and enhance our big data analytics capabilities and AR- and VR-related technologies.

Sales and Marketing and User Acquisition

Our nationwide in-house team of sales representatives sells our services to automakers and dealers. As of December 31, 2023, we had 1,438 sales and marketing representatives operating our physical sales office network spanning 52 cities across mainland China and visiting customers in an additional 179 satellite cities. We have a prudent expansion plan and we typically only open new physical sales offices in a city after we have already established a sufficient customer base in the area. In cities where we do not yet have a customer base, we provide sales coverage by telephone. Our Beijing-based telephone sales team provides sales coverage to the cities in which we do not have physical sales offices. Our sales team also provides ongoing customer support to our customers. In the past years, we have successfully expanded our market presence in the first- and second-tier cities in mainland China. We plan to continue to expand our sales and marketing efforts into third- and fourth-tier cities to further capture the opportunities for automobile sales growth in those markets.

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

We hold “汽车之家” and “车之家” (both meaning “auto home” in English), “AUTOHOME®” and “天天拍车” trademarks in mainland China through the VIEs, with each registered under different categories. In addition, as of December 31, 2023, we held 106 pending trademark applications and 670 registered trademarks. As at the same date, we had 96 registered domain names, including our main website domain names, autohome.com.cn, che168.com and ttpai.cn, 335 pending patent applications, and 367 registered patents. We had 1,038 computer software copyrights as of December 31, 2023.

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

Environmental, Social and Governance Initiatives

We filed our ESG report for the year ended December 31, 2023 on March 27, 2024. As a leading online destination for automobile consumers in China, we are committed to providing consumers with one-stop services covering the entire car purchase and ownership cycle, including high-quality services on automotive consumption and lifestyle to support the vigorous development of the automotive industry in mainland China. As a market leader, we have the responsibility to lead our industry toward a more sustainable future. To this end, we seek to build sustainability into everything we do. Below is a summary of our 2023 ESG highlights:

Environmental. In 2022, we prepared and released the Autohome Carbon Neutrality Report, announced the climate-related goal of “achieving carbon neutrality by 2030,” set the environmental management targets and carried out activities to identify climate change risks. In 2023, we updated our lights’ management system, and 100% of our lights are energy-saving LEDs. We actively advocated green travel initiatives and facilitated the trading of both new energy and used vehicles.

Social. In 2023, we made donation of RMB2,081,000 to public welfare projects and contributed 864 hours in community service project. As of December 31, 2023, 36% of our employees were women. We do not use child labor or forced labor, and 100% of our employees are covered by mainland China’s social security system. Training courses were delivered to employees in both online and offline formats, with a participation rate of 100% and average training hours exceeding 31.2 hours.

Governance. In 2023, 100% of our directors and employee received integrity training. We encourage suppliers and related partners to act with honesty, integrity and self-discipline and in accordance with laws in their business activities with us. In 2023, 100% of our suppliers and business partners signed up the Commitment on Integrity (Anti-Corruption and Anti-Bribery).

The ESG report describes ESG topics that we consider are material to our business, how we manage them, our current performance, our long-term targets, and our strategies to achieving those long-term targets. For more information, please refer to the ESG report, which is accessible via hyperlink in our press release furnished to the SEC as Exhibit 99.1 to our Form 6-K (File No. 001-36222) on March 27, 2024.

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

Regulations on Corporate Governance

On December 29, 2023, the SCNPC promulgated the amended PRC Company Law, or the Amended PRC Company Law, which will come into effect on July 1, 2024. The Amended PRC Company Law will supersede the existing PRC Company Law amended in October 2018, introducing significant changes to various key aspects of corporate formation, operations, and governance. These changes include modifications to the statutory timeframe for the payment of registered capital and alterations in the composition of the board of directors and the board of supervisors, among other areas.

Regarding the payment period for registered capital, under the Amended PRC Company Law, all shareholders of a PRC limited liability company are required to fully pay the registered capital subscribed within five years from the company’s establishment date, except as otherwise stipulated by specific laws and regulations. For companies established prior to the effective date of the Amended PRC Company Law, any capital contribution timeframe exceeding the requirements must be amended in their articles of association. Moreover, for companies whose capital contribution period or registered capital amount is deemed significantly irregular, the competent governmental authority may require such company to make adjustment accordingly in a timely manner. The Amended PRC Company Law provides that the detailed implementation measures for the aforesaid provisions will be formulated by the State Council.

On February 6, 2024, the SAMR issued a draft of the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law for public comments until March 5, 2024, which further specify the criteria and procedure for registering and managing a company’s registered capital under the amended PRC Company Law. Pursuant to such draft provisions, there shall be a three-year transitional period, from July 1, 2024, to June 30, 2027, allowing existing companies to align their capital contribution timelines accordingly.

Concerning corporate governance structures, the Amended PRC Company Law removes the maximum limit on the number of directors for a limited liability company. It mandates the inclusion of an employee representative as a director on the board of directors of such companies, which lack a board of supervisors but employ more than 300 individuals. This representative must be democratically elected through an employee general assembly or other democratic processes. Additionally, after the effective date of the amended PRC Company Law, limited liability companies, joint-stock companies of a smaller scale or with fewer shareholders, and wholly state-owned enterprises are permitted to establish an audit committee in lieu of a board of supervisors. These entities may opt not to establish a board of supervisors or any supervisory positions.

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

To comply with these PRC laws and regulations, Shengtuo Hongyuan and Shanghai Jinyou hold ICP licenses. Autohome Information holds a value-added telecommunications services license for conducting online data processing and transaction processing services (for e-commerce only) and internet information services, and a value-added telecommunications services license for information services (excluding internet information services).

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

Although these provisions deleted the prior requirement that major foreign investors holding equity in enterprises providing value-added telecommunications services in mainland China must have a good track record and operational experience in providing these services, the PRC government authorities have not promulgated detailed implementation rules in line with these new changes. Accordingly, there are uncertainties as to whether foreign investors without a good track record and operational experience in providing these services may qualify as major foreign investors in value-added telecommunications enterprises.

As a Cayman Islands company and foreign legal person under laws of mainland China, we are subject to the aforesaid provisions. To comply with these regulations of mainland China, we operate our websites through the VIEs. Each of Autohome Information and Shengtuo Hongyuan is currently 50% owned by Quan Long and 50%

owned by Youdong Wang, both of whom are PRC citizens. Shanghai Jinwu is wholly owned by Weiwei Wang, and Shanghai Jinyou is currently 95% owned by Weiwei Wang and 5% owned by Lan Zhang. Both of Weiwei Wang and Lan Zhang are PRC citizens. Each of Autohome Information, Shengtuo Hongyuan and Shanghai Jinyou holds an ICP license.

On April 8, 2024, MIIT issued Announcement on the Pilot Program for the Expansion of Opening-Up in the Value-Added Telecommunications Services. According to this announcement, in the regions approved for the pilot program, restrictions on foreign equity shares shall be removed for certain businesses including online data processing and transaction processing business, as well as information services for information release platforms and delivery services (excluding internet news information, online publishing, internet audio-visual services, and internet cultural operations). Given the recent enactment of this announcement, there remains uncertainty with respect to the interpretation and practical application.

According to the Negative List, although a foreign investor is allowed to own more than 50% of the total equity interest in an e-commerce business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business, other requirements provided by these provisions still apply. In addition, foreign investors are prohibited from investing in companies engaged in online live-streaming and radio and television programs production and dissemination. Accordingly, we believe that it would be impracticable for us to acquire any equity interest in the variable interest entities without diverting management attention and resources. Moreover, we believe that our contractual arrangements with these entities and the individual nominee shareholders allow us to have the power to direct the activities of these entities that most significantly impact their economic performance. Accordingly, we currently do not plan to acquire any equity interest in any of the variable interest entities.

Regulations on Foreign Investment

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

The Foreign Investment Law does not explicitly expand the definition of “foreign investment” to include entities established through a VIE structure but contains a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council.

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

On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures for Reporting of Information on Foreign Investment, which came into effect on January 1, 2020 and pursuant to which, foreign investors or foreign-invested enterprises shall report investment information when foreign investors carry out investment activities directly or indirectly within mainland China, for example, the establishment of the foreign-invested enterprises, including establishment through holding the equities of a domestic enterprise or subscribing to the increased capital of a domestic enterprise, and its subsequent changes are required to submit an initial or change report through the Enterprise Registration System.

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

The PRC Cybersecurity Law, which was promulgated on November 7, 2016 by the SCNPC and came into effect on June 1, 2017, provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the PRC Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies. In addition, the PRC Cybersecurity Law requires that critical information infrastructures operators generally shall store, within the territory of the mainland China, the personal information and important data collected and produced during their operations in the mainland China and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review. According to the PRC Cybersecurity Law, no individual or organization may engage in activities that threaten cybersecurity such as unlawful intrusion into others’ networks, interfering with the normal functions of others’ network and stealing network data, provide programs or tools for such intrusions, interference or stealing, or provide any assistance such as technical support, advertisement, payment or settlement for any other person if the individual or organization is fully aware that such person engages in an activity endangering cybersecurity.

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

On November 14, 2021, the CAC issued the Draft Regulations on Network Data Security, which provide that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security.

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

On February 22, 2023, the CAC promulgated the Measures on the Standard Contract for Outbound Transfer of Personal Information, which came into effect on June 1, 2023. On September 28, 2023, the CAC issued the Provisions on Regulating and Promoting Cross-border Data Flow (Draft for Comments). The aforementioned two provisions provide rules on the cross-border data transfer, including the regulation on the personal information processor that transfers personal information offshore by establishing standardized contracts.

On May 23, 2023, the SAMR and the Standardization Administration of the People's Republic of China jointly released the Guide to the Classification of Cybersecurity Incidents, defined the classification of cybersecurity incidents and expanded the scope of identifying cybersecurity incidents.

On December 8, 2023, the CAC promulgated the Administrative Measures for Cybersecurity Incident Reporting (Draft for Comments). Pursuant to the Administrative Measures for Cybersecurity Incident Reporting (Draft for Comments), upon occurrence of a cybersecurity incident, the operator shall promptly activate its emergency plan for disposal. According to the Guide to the Classification of Cybersecurity Incidents, a relatively serious, serious or especially serious cybersecurity incident shall be reported within one hour.

To comply with these laws and regulations, we require our users to accept a user terms of service whereby they agree to provide certain personal information to us, and have established information security systems to protect users’ privacy. To enhance data security, we have closely evaluated the effectiveness of our data security systems, and our core system has obtained a MLPS Level III certification. We have also built technology systems to protect us from security breach along the cycle of data usage, including data access control, data storage security, data audit and emergency response, among others.

Regulations on Anti-Monopoly

The Anti-monopoly Law promulgated by the SCNPC, which became effective on August 1, 2008 and latest amended on June 24, 2022. The amended revised version (i) makes changes to the merger review process by enabling SAMR to review non-threshold transactions and introducing the stop-clock system, (ii) changes the rules on anticompetitive agreements for resale price maintenance, introducing a “safe harbor” for vertical monopoly agreement, (iii) provides undertakings “may not organize other undertakings to reach a monopoly agreement or provide substantial assistance for other undertakings to reach a monopoly agreement”,(iv) increases in fines imposed on different parties, e.g., amending the fine for illegal concentration of business operators from “a fine of up to RMB500,000” to “a fine of no more than ten percent of its prior year’s sales revenue if the concentration of the business operators has or may have an effect of eliminating or restricting competitions; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of eliminating or restricting competitions,” (v) creates new fines, including, for example, the specific amount of the fine at not less than two times but not more than five times of the normal amount of the fine determined by the competent authority in case of particularly serious circumstances with particularly adverse effects and serious consequences. On March 10, 2023, the SAMR issued the Provisions on the Prohibitions of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions and the Provisions on Review of Concentration of Undertakings, all of which took effect on April 15, 2023. The provisions detail the relevant rules set forth in the amended Anti-monopoly Law and further elaborate on the factors to be taken into consideration when assessing monopoly agreements, acts of abusing market dominance and concentration of undertakings. For example, the Provisions on Prohibitions of Monopoly Agreements further clarify the subject scope of “undertakings with a competitive relationship” in horizontal monopoly agreements, the Prohibitions of Acts of Abuse of Dominant Market Positions further specify that a business operator with a dominant market position may not abuse its dominant market position to conduct acts, sanctions for violation include an order to cease the activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue from the previous year), and the Provisions on the Review of Concentrations of Undertakings require that transactions which are deemed concentrations involving business operators that meet revenue threshold prescribed by the State Council are subject to filing at the SAMR.

Furthermore, the PRC government is also enhancing the regulations specially related to platform economy operators. In September 2020, the Anti-monopoly Committee of the State Council issued Anti-monopoly Compliance Guideline for Business Operators, encouraging the operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks. In particular, on February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day. As a compliance guidance under the existing PRC anti-monopoly laws and regulations for platform economy operators, the Guideline comprehensively addresses five aspects: general provisions, monopoly agreements, market dominance abuse, business concentration, and the misuse of administrative powers to eliminate or restrict competition. It specifically prohibits monopolistic behaviors by internet platforms, aiming to foster a competitive market environment, and to safeguard the interests of consumers and businesses engaged in the internet platform economy.

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

On January 22, 2024, the State Council released the Provisions of the State Council on the Threshold for the Filing of Concentration of Undertakings mainly to optimize the filing standard. These provisions significantly adjust the revenue threshold of merger control filing to either one of the following two conditions: (i) the worldwide revenue of all business operators involved in the concentration exceeds RMB12 billion (the previous threshold was RMB10 billion) collectively in the last fiscal year, and the revenue in mainland China of at least two business operators among them each exceeds RMB800 million (the previous threshold was RMB400 million) in the last fiscal year; or (ii) the revenue in mainland China of all the business operators involved in the concentration exceeds RMB4 billion (the previous threshold was RMB2 billion) collectively in the last fiscal year, and the revenue in mainland China of at least two business operators among them each exceeds RMB800 million (the previous threshold was RMB400 million) in the last fiscal year. Furthermore, if there is evidence indicating that the concentration of business operator has or may have an effect of excluding or limiting competition, the anti-monopoly authority may order the operators to file for clearance, regardless of the threshold standard.

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

On February 25, 2023, the SAMR promulgated the Measures for the Administration of Internet Advertisements, or the Measures for Internet Advertisement Administration, which will took effect on May 1, 2023. The Measures for Internet Advertisement Administration strengthens the management of, for example, pop-up advertisements, link advertisements and advertorials. The Measures for Internet Advertisement Administration stipulates that the promotion of commodities or services in the form of paid listing on the internet must be conspicuously identified as an advertisement, and it requires advertisers, operators and publishers of internet advertisements containing links to examine the contents in the next level link. Furthermore, the Internet platform operators are obliged to cooperate with advertising monitoring and assist in supervision and provide statistical data.

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

Regulations on Broadcasting Audio/Video Programs through the Internet

On July 6, 2004, the State Administration of Radio, Film, and Television, or the SARFT (currently known as National Radio and Television Administration, or the NRTA), promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules, which were replaced by Provisions on the Administration of Private Network and Targeted Communication Audio-visual Program Services which took effect on June 1, 2016 and was amended on March 23, 2021. For an entity that engages in content delivery, integrated broadcast control, transmission distribution and other private network and targeted communication to send audio-visual program service, an “Internet Audio/Video Program Transmission License” is required.

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

Regulations on Producing Audio/Video Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004. On August 28, 2015, State General Administration of Press, Publication, Radio, Film and Television Decree No. 3 was issued to amend some provisions of the aforesaid Measures, which was further revised on by the NRTA on October 29, 2020. These Measures provide that any entities that engage in the production of radio and television programs are required to apply for a Permit for Production and Operation of Radio and TV Programs from the competent administrative authority. Applicants for this permit must meet several criteria.

Both Autohome Information and Shengtuo Hongyuan hold operating licenses for the production and dissemination of radio and television programs (excluding current affairs news and similar themed specials or columns)..

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

Autohome Information has obtained an Internet Culture Business Permit in January 2013. As of the date of this annual report, such permit is in the process of the renewal.

Regulations on Online Live-streaming Services

The Provisions on the Administration of Online Live Streaming Services was issued by the CAC on November 4, 2016 and was effective on December 1, 2016. Under the provisions, those who provide online live-streaming services through online performances, internet video and audio programs, and so forth, shall obtain relevant qualifications as required by laws and regulations. Online live streaming service providers shall be the main responsible party, equip professionals comparable to the service scale, and improve systems for information review, information security management, duty patrols, emergency response, and technical guarantee. Online live streaming service providers shall establish platforms for reviewing live streaming content. Online live streaming service providers and online live streaming publishers that provide internet news information services without licenses, or exceeding the scope of their licenses, are subject to punishment. Other violations of these provisions are subject to penalties from the national or local Internet information offices, or even criminal liabilities. Violations of the relevant laws and provisions in providing online live streaming services through Internet performances, online audio and visual programs and so forth are subject to punishment by the relevant departments in accordance with law.

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

According to the Guiding Opinions on Strengthening the Standardized Administration of Online Live-streaming issued by the CAC, the Office of the National Anti-pornography and Anti-illegal Working Group, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the SAMR and the NRTA on February 9, 2021, live streaming platforms that carry out network audio-visual program services must hold the internet audio/video program transmission license (or complete the registration in the national network audio-visual platform information registration management system) and carry out ICP filing. Live streaming platforms shall file with local cyberspace administration office in a timely manner, and shall cancel its filing immediately after it ceases to provide live streaming services.

Currently we are providing online live-streaming services through our websites and mobile applications. To comply with the requirements of the aforementioned regulations, Autohome Information holds the internet audio/video program transmission license.

Regulations on Internet Publishing

The Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, was jointly issued by the MIIT and the State General Administration of Press, Publication, Radio, Film and Television (currently known as the National Press and Publication Administration, or the NPPA), in 2016, and came into effect on March 10, 2016. The Online Publishing Provisions define “online publishing services” as providing online publications to the public through information networks. Any online publishing services provided in the territory of the mainland China are subject to these provisions. The Online Publishing Provisions requires any internet publishing services provider to obtain an online publishing service license to engage in online publishing services. Under the Online Publishing Provisions, online publications refer to digital works which have publishing features such as digital work that have been edited, produced or processed and which are made available to the public through information networks, including written works, pictures, maps, games, cartoons, audio/video reading materials and other methods. Any online game shall obtain approval from SAPPRFT or NPPA before it is launched online. Furthermore, Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign-invested enterprises cannot engage in providing online publishing services.

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

Regulations on Mobile Internet Applications

On June 28, 2016, the CAC promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the Mobile Application Administrative Provisions, which took effect on August 1, 2016. The Mobile Application Administrative Provisions was partially revised on June 14, 2022, and took effect on August 1, 2022. According to the revised Mobile Application Administrative Provisions, “mobile internet applications” refers to application software that run on mobile smart devices providing information services. “Mobile internet application providers” refer to the owners or operators of mobile internet applications. “Application distribution services” refer to the activities of providing application releasing, downloading, dynamic loading and other services through the Internet, including Internet application stores, quick application centers, Internet applet platforms, browser plug-in platforms and other types. The revised Mobile Application Administrative Provisions further emphasizes that mobile internet application providers shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities. According to the revised Mobile Application Administrative Provisions, mobile internet application providers shall not compel users to agree to non-essential personal information collection out of any reason, and shall not ban users from their basic functional services due to their refusal of providing unnecessary personal information. On December 16, 2016, the MIIT promulgated the Interim Administrative Provisions on the Pre-installation and Distribution of the Mobile Smart Terminal Application Software, which took effect on July 1, 2017 and requires, among others, that internet information service providers must ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled on a convenient basis, unless the mobile application is a basic function software, which refers to a software that supports the normal functioning of the hardware and operating system of a mobile smart device. In addition, mobile smart terminal application software involving charges should strictly comply with the relevant regulations such as sale at an expressly marked price, and express the charge standard and method. The content expressed should be true, accurate, eye-catching and normative, and users should be charged only after their confirmation.

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

On July 21, 2023, the MIIT released Notice on the Record-filing of Mobile Internet Apps, which stipulates that APP providers engaged in Internet information services within the territory of the People's Republic of China shall complete the record-filing formalities. Any operator shall not conduct the internet information services via Apps before the completion of the record-filing formalities with respect to such mobile internet apps. As of the date of this annual report, the company has completed the aforesaid record-filing formalities for Autohome and other relevant apps with the MIIT.

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

We established Shanghai Jinyou in December 2021, which has been filed as an entity conducting used automobiles business in the MOFCOM’s national car circulation information management and application service systems.

Regulations on Insurance Brokerage Business

In April 2015, the SCNPC promulgated the Insurance Law of PRC. In October 2015, the CIRC promulgated the Provisions on the Supervision and Administration of Insurance Brokers, which was replaced by the Provisions on the Regulation of Insurance Brokers, or the Insurance Brokers Provisions, on May 1, 2018. The Insurance Brokers Provisions define insurance brokers as institutions which provide intermediary services, in favor of the insured, in the course of concluding insurance contracts between the insured and the insurance companies and charge certain commission as agreed. Pursuant to the Insurance Law and Insurance Brokers Provisions, a license for engaging in insurance brokerage businesses is required in the course of setting up an insurance brokerage company. The companies which intend to provide insurance brokerage service should meet certain requirements set up by the CIRC and should not conduct insurance brokerage business unless the aforesaid license is acquired.

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

Currently, Shanghai Jinyou holds an auction business approval certificate issued by the Shanghai Municipal Commission of Commerce of the PRC.

Regulations on Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including trademarks, patents, copyrights, and domain names. China is a signatory to the major international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

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

Trademark. The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001, 2013 and 2019, protects registered trademarks. The Trademark Office under the China National Intellectual Property Administration handles trademark registrations and grants a term of ten years for registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. We hold “汽车之家” and “车之家” (both meaning “auto home” in English), “AUTOHOME®” and “天天拍车” trademarks in mainland China, with each registered under different categories.

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

On February 17, 2023, the CSRC released the Overseas Listing Trial Measures and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, mainland China domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. If a mainland China domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such mainland China domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

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

On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and was amended on December 30, 2019 and March 23, 2023. On June 9, 2016, SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, , which was amended on December 4, 2023. SAFE Circular 16 revised some provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from registered capital denominated in foreign currency of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than the foreign-invested company’s affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties. Pursuant to both of SAFE Circular 19 and SAFE Circular 16, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will system for foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account, special account for foreign debt or special account for overseas listing into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. According to SAFE Circular 19 and SAFE Circular 16, such Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, it is still not clear whether foreign-invested enterprises like our mainland China subsidiaries are allowed to extend intercompany loans to the VIEs. See “Item 3. Key Information—D. Risk Factor—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, mainland China's entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our equity offerings to make loans to our mainland China subsidiaries and the VIEs or to make additional capital contributions to our mainland China subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

On October 23, 2019, SAFE issued the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment, or the Circular 28, which was amended on December 4, 2023. The Circular 28 expressly allows all foreign-invested enterprises to make equity investments in the PRC with their capital funds in accordance with the law. In addition, Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-invested enterprises include:

•
the Company Law (2005, as amended in 2013, 2018 and 2023);
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

Pursuant to the Circular on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or SAFE Circular No. 13, which was promulgated by SAFE on February 13, 2015, came into effect on June 1, 2015, and was amended on December 30, 2019, the administrative approvals of foreign exchange registration for direct domestic investment and direct overseas investment were canceled. In addition, SAFE Circular No. 13 simplified the procedures of registration of foreign exchange by allowing investors to register with local banks with respect to the registration of foreign exchange for direct domestic investment and direct overseas investment.

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

Regulations on Employee Stock Options Plans

In December 2006, the PBOC promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. The relevant implementing rules which were issued in January 2007 and further revised in May 2016 and March 2023 by SAFE specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of an overseas publicly listed company. In February 2012, SAFE promulgated the Stock Option Notice that supersedes the requirements and procedures for the registration of mainland China resident individuals’ participation in stock incentive plans set forth by certain rules promulgated by SAFE in March 2007. The purpose of the Stock Option Notice is to regulate the foreign exchange administration of mainland China resident individuals who participate in employee stock holding plans and share option plans of overseas listed companies.

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

Regulations on Concentration in Merger and Acquisition Transactions

In August 2006, six PRC regulatory agencies, including the CSRC, jointly adopted the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective in September 2006 and was further amended in June 2009. The M&A Rules established procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor will take control of a mainland China domestic enterprise or a foreign company with substantial mainland China operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 and amended on September 18, 2018 and January 22, 2024 are triggered. This M&A Rule also purports to require, among other things, offshore special purpose vehicles, formed for listing purposes through acquisition of mainland China domestic companies and controlled by mainland China companies or individuals, to obtain the approval from the CSRC prior to publicly listing their securities on an overseas stock exchange.

Complying with these requirements could affect our ability to expand our business or maintain our market share. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure or perceived failure by us to comply with the enacted Guideline on Anti-monopoly of Platform Economy Sector and other antimonopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.”

C.
Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and VIEs, as of the date of this annual report:

Notes:

(1)
The two individuals are Quan Long and Youdong Wang, each a PRC citizen. Each of Quan Long and Youdong Wang holds 50% of the equity interests in each of Autohome Information and Shengtuo Hongyuan. Quan Long is our director and chairman of the board of directors. Youdong Wang is the vice president of our company.
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

As of March 31, 2024, Yun Chen owned 46.4% of our total issued and outstanding ordinary shares. Yun Chen is a subsidiary of Ping An Group, which beneficially owned 46.4% of the total voting rights in our company.

Autohome WFOE has entered into a series of contractual agreements with Autohome Information and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in January 2024 by and between Autohome WFOE, Autohome Information, Mr. Quan Long, our director and chairman of the board of directors, and Mr. Youdong Wang, the vice president of our company. Autohome WFOE has also entered into a series of contractual agreements with Autohome Information and two of its subsidiaries, respectively, namely Autohome Advertising and Chengshi Advertising. Such contractual arrangements allow us to (i) have power to direct significant activities of Autohome Information and its subsidiaries, (ii) receive substantially all of the economic benefits of Autohome Information and its subsidiaries, and (iii) have an exclusive option to purchase all or part of the equity interests in Autohome Information and its subsidiaries when and to the extent permitted by the PRC laws.

In addition, Chezhiying WFOE has entered into a series of contractual agreements with Shengtuo Hongyuan and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in January 2024 by and between Chezhiying WFOE, Shengtuo Hongyuan, Mr. Quan Long, our director and chairman of the board of directors, and Mr. Youdong Wang, the vice president of our company. Chezhiying WFOE has also entered into a series of contractual agreements with Shengtuo Hongyuan and its subsidiary, namely Autohome Used Car Appraisal. Such contractual arrangements allow us to (i) have power to direct significant activities of Shengtuo Hongyuan and its subsidiary, (ii) receive substantially all of the economic benefits of Shengtuo Hongyuan and its subsidiary, and (iii) have an exclusive option to purchase all or part of the equity interests in Shengtuo Hongyuan and its subsidiary when and to the extent permitted by the PRC laws.

In December 2020, we acquired TTP which operated an online bidding platform for used automobiles in mainland China primarily through Shanghai Jinwu, which held an auction business approval certificate and an ICP License. In August 2015, TTP WFOE entered into a series of contractual agreements with Shanghai Jinwu and Weiwei Wang, being the individual nominee shareholder of Shanghai Jinwu. In March and May of 2022, TTP WFOE also entered into a series of contractual agreements with Shanghai Jinyou and its individual nominee shareholders, namely Weiwei Wang and Lan Zhang. As of the date of this annual report, the operation of online bidding platform for used automobiles in Shanghai Jinwu has been transferred to Shanghai Jinyou, which holds an auction business approval certificate and an ICP license. The contractual arrangements of TTP WFOE with Shanghai Jinwu and Shanghai Jinyou, respectively, and their respective shareholder(s) allow TTP to (i) have power to direct significant activities of Shanghai Jinwu and Shanghai Jinyou, (ii) receive substantially all of the economic benefits of Shanghai Jinwu and Shanghai Jinyou, and (iii) have an exclusive option to purchase all or part of the equity interests in Shanghai Jinwu and Shanghai Jinyou when and to the extent permitted by the PRC laws.

For the information regarding our contractual arrangements, please refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities.”

D.
Property, Plants and Equipment

Our corporate headquarter is located in Beijing, China, where we lease office space with an area of approximately 24,489 square meters. We generally make rental payments on a monthly or quarterly basis. In addition, as of December 31, 2023, we also leased office space in 52 cities for our representative offices, including regional operation centers in Shanghai, Guangzhou and Tianjin in China. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

A.
Operating Results

Overview

We are the leading online destination for automobile consumers in mainland China, ranking first among automotive service platforms in China in terms of mobile daily active users as of December 31, 2023, according to QuestMobile. Through our three websites, autohome.com.cn, che168.com and ttpai.cn, accessible mainly through PCs, mobile devices, our mobile applications and mini apps, we deliver comprehensive, independent and interactive content and tools to automobile consumers as well as a full suite of services to automakers and dealers across the auto value chain.

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

Our net revenues decreased by 4.1% from RMB7,237.0 million in 2021 to RMB6,940.8 million in 2022, and increased by 3.5% from RMB6,940.8 million in 2022 to RMB7,184.1 million (US$1,011.9 million) in 2023. Our net income attributable to Autohome Inc. decreased by 17.5% from RMB2,248.8 million in 2021 to RMB1,855.2 million in 2022 and increased by 4.3% from RMB1,855.2 million in 2022 to RMB1,935.3 million (US$272.6 million) in 2023.

General Factors Affecting Our Results of Operations

Our business and results of operations are significantly affected by mainland China’s overall economic conditions and the general trends in the automotive industry, especially automobile sales in mainland China and the sales and marketing budgets of automakers and dealers. Economic growth in mainland China has contributed to an increase in household disposable income and improved the availability of financing for automobile purchases. New automobile sales in mainland China experienced rapid growth for a sustained period of time until the first decline in annual sales starting in 2018, which trend continued through 2019 and 2020. New automobile sales achieved growth in the first quarter of 2021 primarily due to a low base effect of the first quarter of 2020 during which the COVID-19 pandemic negatively impacted the auto sales, while the decline trend remained throughout the rest of the year of 2021 due to shortage in auto chip supply. With the support of government policies and the ease of the COVID-19 pandemic situation, the automotive industry showed a recovery since 2022, driven by the NEV sales growth. The ICE sales volume, however, experienced continuous decline while most of our revenues come from ICE automakers. In addition, our business is subject to the overall advertising expenditures by automakers and automobile dealers, the development of online advertising industry in mainland China and the market acceptance of online advertising and promotion. Our results of operations can also be significantly impacted by our ability to minimize costs and maximize efficiency in our operations.

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

The following table sets forth the principal components of our net revenues in absolute amounts and as percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues:
Media services	2,011,446	27.8	1,963,289	28.3	1,870,819	263,499	26.0
Leads generation services	2,988,075	41.3	3,056,924	44.0	3,111,805	438,289	43.3
Online marketplace and others	2,237,483	30.9	1,920,615	27.7	2,201,511	310,076	30.6
Total net revenues	7,237,004	100.0	6,940,828	100.0	7,184,135	1,011,864	100.0

Media Services Revenues

We generate media services revenues primarily from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices. In 2021, 2022 and 2023, 91, 100 and 96 automakers operating in mainland China, respectively, purchased media services from us directly or through third-party advertising agencies. We primarily use a “cost per day” pricing model to price our online advertising services by charging advertisers on a daily basis for an advertisement placed in a given location on our websites and mobile applications. As we continue to grow our user base and enhance user engagement, we have set up “cost per thousand impressions,” “cost per click” and other performance-based pricing models. These initiatives have already begun to generate revenues, but the amount was relatively insignificant compared to the revenues generated from the “cost per day” pricing model.

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

Leads Generation Services Revenues

We generate leads generation services revenues through (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and (iii) used car listing services. Our dealer subscribers are dealers that have purchased subscription packages which are delivered through our dealership information system. We provide our dealer subscribers with additional tools and features to enable them to more effectively market their inventories on our websites and mobile applications. Our used car listing services primarily consist of listing and display of used vehicles and generation of sales leads to dealers through our platform. We provided leads generation services to 23,669, 24,126 and 24,248 dealers in 2021, 2022 and 2023, respectively. Our leads generation services revenues accounted for 41.3%, 44.0% and 43.3% of our net revenues in 2021, 2022 and 2023, respectively. We will continue to enhance our ability to (i) increase the penetration rate of high-end subscription packages; (ii) provide more diversified and upgraded value-added services to our dealer customers, leveraging our capabilities of connecting dealers with our large user base; and (iii) ultimately increase the average revenue contribution per dealer.

Online Marketplace and Others Revenues

We generate revenues from online marketplace and others through our data products, new and used vehicle transaction platform, auto financing services and others. Our data products leverage our intelligent big data analytics capabilities and massive pool of accumulated user data to provide end-to-end data-driven products and solutions for automakers and dealers across different stages of the value chain. For new vehicles, our transaction business currently focuses on platform-based services including facilitating transactions, providing transaction-oriented marketing solutions and other platform-based services. For used vehicles, our transaction platform functions as a transaction system, which connects automobile buyers and used automobile sellers and facilitates their vehicle transactions on our platform through providing a wide range of auto related services, such as online bidding services and valuation tools. For our auto financing business, based on users’ preferences and our big data analysis, we recommend a broad range of loans and insurance products offered by our cooperative financial institutions to our users who have auto financing needs and we match them with these financial institutions to facilitate transactions. We have also introduced merchant loans offered by our cooperative financial institutions to automobile sellers. As a result of our acquisition of Shanghai Tianhe in 2017, we currently facilitate the transactions of insurance products between consumers and our cooperative insurance business partner as an insurance brokerage service provider. We also provide comprehensive auto-related services to our users by integrating TTP’s offline vehicle examination, ownership transfer services and other ancillary services with our online services. Our revenues from online marketplace and others accounted for 30.9%, 27.7% and 30.6% of our net revenues in 2021, 2022 and 2023, respectively. Going forward, we will explore diversified business models and opportunities to build a robust and comprehensive e-commerce platform and continue to develop our transaction system and data products businesses.

Cost of Revenues

Cost of revenues refers primarily to (i) operational costs, (ii) content costs, (iii) bandwidth and internet data center (“IDC”) costs and (iv) tax surcharges. The following table sets forth the principal components of our cost of revenues in absolute amounts and as a percentage of our total net revenues for the years indicated:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Operational costs (1)	520,805	7.2	548,309	7.9	696,197	98,057	9.7
Content costs	204,614	2.8	359,404	5.2	396,502	55,846	5.5
Bandwidth and IDC costs	105,343	1.5	113,150	1.6	110,508	15,565	1.5
Tax surcharges	39,240	0.5	97,379	1.4	95,147	13,401	1.3
Others	177,890	2.5	116,931	1.7	113,527	15,990	1.6
Total cost of revenues	1,047,892	14.5	1,235,173	17.8	1,411,881	198,859	19.7

Note:

(1)
Including share-based compensation expenses of RMB23.1 million for 2021, RMB8.6 million for 2022 and RMB 8.0 million (US$1.1 million) for 2023.

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

Tax Surcharges

Our tax surcharges primarily consist of cultural development fees charged for our advertising services, construction and maintenance tax and education surcharges. Our overall tax surcharges as a percentage of our total net revenues was 0.5% in 2021, 1.4% in 2022 and 1.3% in 2023. The increase of tax surcharges from 2021 to 2022 was mainly due to the resumption of payment in 2022 of the previously exempted cultural development fees.

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

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and product development expenses. The following table sets forth our operating expenses in absolute amounts and as percentages of our total net revenues for the years indicated:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses
Sales and marketing expenses(1)	2,759,905	38.1	2,866,206	41.3	3,012,479	424,299	41.9
General and administrative expenses(2)	543,799	7.5	502,340	7.2	537,979	75,773	7.5
Product development expenses(3)	1,398,037	19.3	1,417,094	20.4	1,348,472	189,928	18.8
Total operating expenses	4,701,741	64.9	4,785,640	68.9	4,898,930	690,000	68.2

Notes:

(1)
Including share-based compensation expenses of RMB46.8 million for 2021, RMB38.3 million for 2022 and RMB49.3 million (US$6.9 million) for 2023.
(2)
Including share-based compensation expenses of RMB48.8 million for 2021, RMB53.2 million for 2022 and RMB51.9 million (US$7.3 million) for 2023.
(3)
Including share-based compensation expenses of RMB87.3 million for 2021, RMB68.8 million for 2022 and RMB85.9 million (US$12.1 million) for 2023.

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
VAT refunds	231,452	3.2	223,926	3.2	233,922	32,947	3.3
Government grants	51,685	0.7	56,406	0.8	27,184	3,829	0.4
Others	11,104	0.2	47,175	0.7	2,995	422	0.0
Other Operating Income, net	294,241	4.1	327,507	4.7	264,101	37,198	3.7

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

Autohome WFOE, Chezhiying WFOE, Beijing Autohome Technologies Co., Ltd., or Beijing Autohome Technologies, Beijing Prbrownies Software Co., Ltd., or Beijing Prbrownies, Hainan Chezhiyitong Information Technology Co., Ltd., or Hainan Chezhiyitong, and Tianjin Autohome Software Co., Ltd., or Tianjin Autohome, are recognized as HNTEs and are eligible for a 15% preferential tax rate effective until 2024, 2023, 2023, 2023, 2025 and 2025, respectively, upon the completion of their filings with the relevant tax authorities.

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

Beijing Prbrownies registered as a KSE and enjoyed a reduced enterprise income tax of 10% for tax year from 2017 to 2022. Tianjin Autohome registered as a KSE in 2021 and 2022 with enjoying a tax exemption. Going forward, if Beijing Prbrownies or Tianjin Autohome, fails to complete the filing and registration with the relevant tax authorities, it will no longer enjoy the tax exemption or preferential tax rate.

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

Chezhiying WFOE, Hainan Chezhiyitong and Tianjin Autohome are recognized as software enterprise and could be exempt from income tax for the tax year of 2019 and 2020 and enjoyed a 50% reduction in the statutory income tax rate of 25% for the tax year from 2021 to 2023. Tianjin Autohome enjoyed a tax exemption for the tax year from 2021 to 2022 as KSE. Above three entities can continue to enjoy the 12.5% preferential tax rate or the tax exemption for the years of 2023 provided that they maintain their status as a SE during each relevant tax year.

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

Results of Operations

The following table presents our results of operations in absolute amounts and as a percentage of our total net revenues for the years indicated.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues
Media services	2,011,446	27.8	1,963,289	28.3	1,870,819	263,499	26.0
Leads generation services	2,988,075	41.3	3,056,924	44.0	3,111,805	438,289	43.3
Online marketplace and others	2,237,483	30.9	1,920,615	27.7	2,201,511	310,076	30.6
Total net revenues	7,237,004	100.0	6,940,828	100.0	7,184,135	1,011,864	100.0
Cost of revenues(1)	(1,047,892)	(14.5)	(1,235,173)	(17.8)	(1,411,881)	(198,859)	(19.7)
Gross Profit	6,189,112	85.5	5,705,655	82.2	5,772,254	813,005	80.3
Operating expenses
Sales and marketing expenses(1)	(2,759,905)	(38.1)	(2,866,206)	(41.3)	(3,012,479)	(424,299)	(41.9)
General and administrative expenses(1)	(543,799)	(7.5)	(502,340)	(7.2)	(537,979)	(75,773)	(7.5)
Product development expenses(1)	(1,398,037)	(19.3)	(1,417,094)	(20.4)	(1,348,472)	(189,928)	(18.8)
Total operating expenses	(4,701,741)	(65.0)	(4,785,640)	(68.9)	(4,898,930)	(690,000)	(68.2)
Other operating income, net	294,241	4.1	327,507	4.7	264,101	37,198	3.7
Operating profit	1,781,612	24.6	1,247,522	18.0	1,137,425	160,203	15.8
Interest and investment income, net	395,245	5.5	565,090	8.1	831,006	117,045	11.6
Earnings/(loss) from equity method investments	301	0.0	(49,766)	(0.7)	29,133	4,103	0.4
Income before income taxes	2,177,158	30.1	1,762,846	25.4	1,997,564	281,351	27.8
Income tax (expense)/benefit	(34,006)	(0.5)	61,780	0.9	(72,155)	(10,163)	(1.0)
Net income	2,143,152	29.6	1,824,626	26.3	1,925,409	271,188	26.8
Net loss attributable to noncontrolling interests	105,633	1.5	30,548	0.4	9,901	1,395	0.1
Net income attributable to Autohome Inc.	2,248,785	31.1	1,855,174	26.7	1,935,310	272,583	26.9
Accretion of mezzanine equity.	(411,792)	(5.7)	(137,610)	(2.0)	(153,294)	(21,591)	(2.1)
Accretion attributable to noncontrolling interests.	311,573	4.3	89,612	1.3	98,071	13,813	1.4
Net income attributable to ordinary shareholders.	2,148,566	29.7	1,807,176	26.0	1,880,087	264,805	26.2

Notes:

(1)
Including share-based compensation expenses as follows:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of Share-Based Compensation Expenses
Cost of revenues	23,142	0.3	8,608	0.1	7,982	1,124	0.1
Sales and marketing expenses	46,823	0.6	38,317	0.6	49,305	6,945	0.7
General and administrative expenses	48,803	0.7	53,209	0.8	51,860	7,304	0.7
Product development expenses	87,292	1.2	68,756	1.0	85,945	12,105	1.2
Total share-based compensation expenses	206,060	2.8	168,890	2.5	195,092	27,478	2.7

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net Revenues

Our net revenues increased by 3.5% from RMB6,940.8million in 2022 to RMB7,184.1 million (US$1,011.9 million) in 2023.

Media services. Our media services revenues decreased by 4.7% from RMB1,963.3 million in 2022 to RMB1,870.8 million (US$263.5 million) in 2023. The decrease in revenues from our media services was primarily attributable to a slight decrease in average revenue per automaker advertiser from RMB19.6 million in 2022 to RMB19.5 million in 2023.

Leads generation services. Leads generation services revenues increased by 1.8% from RMB3,056.9 million in 2022 to RMB3,111.8 million (US$438.3 million) in 2023. The increase in leads generation services revenues was mainly due to higher percentage of premium-version subscribed by dealers.

Online marketplace and others. Revenues from online marketplace and others increased by 14.6% from RMB1,920.6 million in 2022 to RMB2,201.5 million (US$310.1 million) in 2023. This increase was primarily attributable to the growth of sales of data products.

Cost of Revenues

Our cost of revenues increased by 14.3% from RMB1,235.2 million in 2022 to RMB1,411.9 million (US$198.9 million) in 2023. In addition, share-based compensation expenses included in cost of revenues in 2023 was RMB8.0 million (US$1.1 million), compared to RMB8.6 million in 2022.

Operational costs. Our operational costs increased by 27.0% from RMB548.3 million in 2022 to RMB696.2 million (US$98.1 million) in 2023, primarily due to the increased transaction fees incurred on the platform, growth of execution costs of service contracts, and salaries and benefits of related employees.

Content Costs. Our content costs increased by 10.3% from RMB359.4 million in 2022 to RMB396.5 million (US$55.8 million) in 2023, primarily due to continuous investment in content generation, acquisition and execution.

Bandwidth and IDC Costs. Our bandwidth and IDC costs decreased by 2.3% from RMB113.2 million in 2022 to RMB110.5 million (US$15.6 million) in 2023.

Tax Surcharges. Tax surcharges decreased by 2.3% from RMB97.4 million in 2022 to RMB95.1 million (US$13.4 million) in 2023.

Others. Other costs decreased by 2.9% from RMB116.9 million in 2022 to RMB113.5 million (US$16.0 million) in 2023.

Operating Expenses

Our operating expenses increased by 2.4% from RMB4,785.6 million in 2022 to RMB4,898.9 million (US$690.0 million) in 2023.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 5.1% from RMB2,866.2 million in 2022 to RMB3,012.5 million (US$424.3 million) in 2023, primarily due to the increase in marketing and promotional spending. As a percentage of net revenues, sales and marketing expenses were 41.9% in 2023, compared to 41.3% in 2022. Share-based compensation expense included in sales and marketing expenses in 2023 was RMB49.3 million (US$6.9 million), compared to RMB38.3 million in 2022.

General and Administrative Expenses. Our general and administrative expenses increased by 7.1% from RM502.3 million in 2022 to RMB538.0 million (US$75.8 million) in 2023. As a percentage of net revenues, general and administrative expenses increased from 7.2% in 2022 to 7.5% in 2023. Share-based compensation expense included in general and administrative expenses in 2023 was RMB51.9 million (US$7.3 million), compared to RMB53.2 million in 2022.

Product Development Expenses. Our product development expenses decreased by 4.8% from RMB1,417.1 million in 2022 to RMB1,348.5 million (US$189.9 million) in 2023. As a percentage of net revenues, product development expenses were 18.8% in 2023, compared to 20.4% in 2022. Share-based compensation expense included in product development expenses in 2023 was RMB85.9 million (US$12.1 million), compared to RMB68.8 million in 2022.

Other operating income, net

Our other operating income, net, primarily consists of VAT refund, government grants and others. Other operating income, net, was RMB264.1 million (US$37.2 million) in 2023, compared to RMB327.5 million in 2022. The decrease in other net operating income was primary due to the reduction of the government subsidies.

Income before Income Taxes

Our income before income taxes was RMB1,997.6 million (US$281.4 million) in 2023, compared to RMB1,762.8 million in 2022.

Income Tax Expense/Benefit

We recorded an income tax expense of RMB72.2 million (US$10.2 million) in 2023, compared to an income tax benefit of RMB61.8 million in 2022, primarily due to the withholding tax related to the declared cash dividend in December 2023.

Net Income Attributable to Autohome

As a result of the foregoing, we had net income attributable to Autohome Inc. of RMB1,935.3 million (US$272.6 million) in 2023, increasing by 4.3% compared to net income attributable to Autohome Inc. of RMB1,855.2 million in 2022.

Net Income attributable to Ordinary Shareholders

The net income attributable to ordinary shareholders was RMB1,880.1 million (US$264.8 million) in 2023, increasing by 4.0% compared to net income attributable to ordinary shareholders of RMB1,807.2 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Revenues

Our net revenues decreased by 4.1% from RMB7,237.0 million in 2021 to RMB6,940.8 million in 2022.

Media services. Our media services revenues decreased by 2.4% from RMB2,011.4 million in 2021 to RMB1,963.3 million in 2022. The decrease in revenues from our media services was primarily attributable to a 11.2% decrease in average revenue per automaker advertiser from RMB22.1 million in 2021 to RMB19.6 million in 2022.

Leads generation services. Leads generation services revenues increased by 2.3% from RMB2,988.1 million in 2021 to RMB3,056.9 million. The increase in leads generation services revenues was mainly driven by the higher pricing policy in 2022.

Online marketplace and others. Revenues from online marketplace and others decreased by 14.2% from RMB2,237.5 million in 2021 to RMB1,920.6 million in 2022. This decrease was primarily attributable to automakers’ decreased spending on data products and the impact of COVID-19 pandemic in China.

Cost of Revenues

Our cost of revenues increased by 17.9% from RMB1,047.9 million in 2021 to RMB1,235.2 million in 2022. In addition, share-based compensation expenses included in cost of revenues in 2022 was RMB8.6 million, compared to RMB23.1 million in 2021.

Operational costs. Our operational costs increased by 5.3% from RMB520.8 million in 2021 to RMB548.3 million in 2022.

Content Costs. Our content costs increased by 75.6% from RMB204.6 million in 2021 to RMB359.4 million in 2022, primarily due to continuous investment in content generation, acquisition and execution.

Bandwidth and IDC Costs. Our bandwidth and IDC costs increased by 7.4% from RMB105.3 million in 2021 to RMB113.2 million in 2022.

Tax Surcharges. Tax surcharges increased by 148.2% from RMB39.2 million in 2021 to RMB97.4 million in 2022, primarily due to the resumption of payment in 2022 of the previously exempted cultural development fees.

Others. Other costs decreased by 34.3% from RMB177.9 million in 2021 to RMB116.9 million in 2022.

Operating Expenses

Our operating expenses increased by 1.8% from RMB4,701.7 million in 2021 to RMB4,785.6 million in 2022.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 3.9% from RMB2,759.9 million in 2021 to RMB2,866.2 million in 2022 primarily due to the increase in marketing and promotional spending. As a percentage of net revenues, sales and marketing expenses were 41.3% in 2022, compared to 38.1% in 2021. Share-based compensation expense included in sales and marketing expenses in 2022 was RMB38.3 million, compared to RMB46.8 million in 2021.

General and Administrative Expenses. Our general and administrative expenses decreased by 7.6% from RMB543.8 million in 2021 to RMB502.3 million in 2022. This decrease was primarily due to the decline of expected credit losses and professional expenses. As a percentage of net revenues, general and administrative expenses decreased from 7.5% in 2021 to 7.2% in 2022. Share-based compensation expense included in general and administrative expenses in 2022 was RMB53.2 million, compared to RMB48.8 million in 2021.

Product Development Expenses. Our product development expenses increased by 1.4% from RMB1,398.0 million in 2021 to RMB1,417.1 million in 2022. As a percentage of net revenues, product development expenses were 20.4% in 2022, compared to 19.3% in 2021. Share-based compensation expense included in product development expenses in 2022 was RMB68.8 million, compared to RMB87.3 million in 2021.

Other operating income, net

Our other operating income, net, primarily consists of VAT refund, government grants and others. Other operating income, net, was RMB327.5 million in 2022, compared to RMB294.2 million in 2021. The increase in other net operating income was primary due to the increase of input VAT deductions.

Income before Income Taxes

Our income before income taxes was RMB1,762.8 million in 2022, compared to RMB2,177.2 million in 2021.

Income Tax Expense/Benefit

We recorded an income tax benefit of RMB61.8 million in 2022, compared to an income tax expense of RMB34.0 million in 2021, primarily due to the lower taxable income and tax filing adjustments as a result of the PRC preferential income tax rate and tax holidays for certain subsidiaries in 2022.

Net Income Attributable to Autohome

As a result of the foregoing, we had net income attributable to Autohome of RMB1,855.2 million in 2022, decreasing by 17.5% compared to net income attributable to Autohome Inc. of RMB2,248.8 million in 2021.

Net Income attributable to Ordinary Shareholders

The net income attributable to ordinary shareholders was RMB1,807.2 million in 2022, decreasing by 15.9 % compared to net income attributable to ordinary shareholders of RMB2,148.6 million in 2021.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in mainland China increased by 0.9%, 2.0% and 0.2% in 2021, 2022 and 2023, and the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were increases of 1.5%, increases of 1.8% and decreases of 0.3%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in mainland China.

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.
Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2023, we had cash and cash equivalents, restricted cash and short-term investments altogether amounting to RMB23.7 billion (US$3.3 billion).

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

The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	3,523,934	2,565,075	2,451,429	345,276
Net cash (used in)/ generated investing activities	(3,813,013)	(3,109,417)	1,000,349	140,897
Net cash generated/ (used in) from financing activities	2,898,296	(1,140,065)	(1,124,493)	(158,381)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(46,809)	168,325	(14,612)	(2,059)
Net increase/ (decrease) in cash and cash equivalents and restricted cash	2,562,408	(1,516,082)	2,312,673	325,733
Cash and cash equivalents and restricted cash at beginning of year	1,769,148	4,331,556	2,815,474	396,552
Cash and cash equivalents and restricted cash at end of year	4,331,556	2,815,474	5,128,147	722,285

Operating Activities

Net cash generated from operating activities was RMB2,451.4 million (US$345.3 million) for 2023. The difference between the net income of RMB1,925.4 million (US$271.2 million) and the net cash generated from the operating activities of RMB2,451.4 million was primarily due to additional cash of RMB112.4 million (US$15.8 million) generated from working capital, and adding back certain non-cash expense items mainly including share-based compensation of RMB195.1 million (US$27.5 million), amortization of operating lease right-of-use asset of RMB108.1 million (US$15.2 million) and depreciation of RMB167.8 million (US$23.6 million). The change in working capital was in turn the result of (i) a RMB479.9 million (US$67.6 million) decrease in accounts receivable; (ii) a RMB244.1 million (US$34.4 million) increase in prepaid expenses and other current assets; (iii) a RMB193.0 million (US$27.2 million) increase in other non-current assets; (iv) a RMB367.0 million (US$51.7 million) increase in accrued expenses and other payables; and (v) a RMB345.6 million (US$48.7 million) decrease in deferred revenue.

The decrease in accounts receivable was primarily attributable to the enhanced credit risk management. The increase in prepaid expenses and other current assets was primarily attributable to the increased prepaid technical service expenses and receivables from third-party payment platform. The increase in other non-current assets was primarily attributable to the recognition of operating lease right-of-use assets. The increase in accrued expenses and other payables was primarily attributable to the increased promotion expenses. The decrease in deferred revenue was primarily attributable to the extension of collection of subscription fees from certain dealers.

Net cash generated from operating activities was RMB2,565.1 million for 2022. The difference between the net income of RMB1,824.6 million and the net cash generated from the operating activities of RMB2,565.1 million was primarily due to additional cash of RMB120.2 million generated from working capital, and adding back certain non-cash expense items including share-based compensation of RMB168.9 million, amortization of operating lease right-of-use asset of RMB 118.8 million and depreciation of RMB226.1 million. The change in working capital was in turn the result of (i) a RMB203.6 million decrease in accounts receivable; (ii) a RMB534.3 million increase in accrued expenses and other payables; (iii) a RMB405.9 million decrease in deferred revenue; and (iv) a RMB101.5 million increase in other non-current assets.

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

As of December 31, 2023, 91.6% (or RMB1,936.4 million) of our total accounts receivable at the end of 2022 and 93.3% (or RMB2,161.9 million) of our total accounts receivable at the end of 2021 were subsequently settled. Our accounts receivable turnover days, which are the average accounts receivable balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period, were 132.7 days in 2021, 106.9 days in 2022 and 85.2 days in 2023.

Investing Activities

Net cash generated in investing activities was RMB1,000.3 million (US$140.9 million) in 2023, which was primarily attributable to the redemption of time deposits and adjustable-rate financial products.

Net cash used in investing activities was RMB3,109.4 million in 2022, which was primarily attributable to purchase of time deposits and adjustable-rate financial products, increased capital expenditures primarily related to the purchase of servers and software, and acquisition of equity investment in Ping An Capital Co., Ltd.

Net cash used in investing activities was RMB3,813.0 million in 2021, which was primarily attributable to purchase of time deposits and adjustable-rate financial products, increased capital expenditures primarily related to the purchase of servers and software, and payment related to the acquisition of TTP.

Financing Activities

Net cash used in financing activities in 2023 was RMB1,124.5 million (US$158.4 million), which was primarily attributable to payment for repurchase of ordinary shares and payment of dividends.

Net cash used in financing activities in 2022 was RMB1,140.1 million, which was primarily attributable to payment for repurchase of ordinary shares and payment of dividends.

Net cash generated from financing activities in 2021 was RMB2,898.3 million, which was primarily attributable to the net proceeds from issuance of our ordinary shares in connection with the listing on the Hong Kong Stock Exchange in March 2021, partially offset by payment of dividends, and payment for repurchase of ordinary shares.

Material Cash Requirement

Our material cash requirement as of December 31, 2023 and any subsequent interim period include our capital expenditures and operating lease obligations.

Our capital expenditures were primarily used for the purchase of servers and software for our business. Cash outflow in connection with capital expenditures amounted to RMB218.8 million, RMB116.5 million and RMB78.6 million (US$11.1 million) in 2021, 2022 and 2023, respectively.

Our operating lease obligations mainly relate to the lease of office space and internet data centers. Lease cost for the years ended December 31, 2021, 2022 and 2023 were RMB231.5 million, RMB215.7 million and RMB211.3 million (US$29.8 million), respectively, with the figures in 2021, 2022 and 2023 including those related to lease of data centers.

The following summarizes our contractual obligations as of December 31, 2023:

	Payments Due by Period
	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(RMB in thousands)
Operating lease obligations (1)	111,367	95,735	1,241	—	208,343

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

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

Under PRC law, our mainland China subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund and allocate at least 10% of their after-tax profits on an individual company basis as determined under PRC accounting standards to the general reserve, and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, they are also required to make appropriations to the enterprise expansion fund and staff welfare and bonus fund at the discretion of their respective boards of directors. The VIEs in mainland China are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2021, 2022 and 2023, our mainland China subsidiaries and the VIEs had appropriated RMB91.3 million, RMB93.6 million and RMB 132.5 million (US$18.7 million), respectively, of retained earnings for their statutory reserves.

As a result of these mainland China laws and regulations, prior to allocations of after-tax profits to the statutory reserves, our PRC subsidiaries and the VIEs are restricted in their ability to transfer a portion of their net assets to us.

Foreign exchange and other regulation in the PRC may further restrict our mainland China subsidiaries and the VIEs from transferring funds to us in the form of dividends, loans and advances. As of December 31, 2021, 2022 and 2023, the amounts of the net restricted assets of our mainland China subsidiaries and the VIEs were RMB4,925.0 million, RMB5,162.5 million and RMB5,073.2 million (US$714.5 million), respectively.

C.
Research and Development, Patents and Licenses, etc.

Technology and Product Development

Our technologies and infrastructure are critical to our success. We follow a user-centric strategy for our system architecture and have developed a robust and scalable technology platform driven by AI, big data and cloud technologies with sufficient flexibility to support our rapid growth.

We had an experienced product development team of 1,436 engineers as of December 31, 2023. Our past innovation has focused on helping users research, select and purchase suitable vehicles through our websites. We plan to develop additional products and services for our mobile applications and media-related technology and enhance our big data analytics capabilities and AR- and VR-related technologies. See “Item 4. Information on the Company—B. Business Overview—Technology and Product Development” for more details.

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events since the beginning of our fiscal year 2023 and as of the date of this annual report that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Allowance for Credit Losses

The allowance for credit losses represents our management’s estimate of the expected lifetime credit losses inherent in accounts receivables as of December 31, 2023. The adequacy of allowance for credit losses is assessed quarterly, and the assumptions and models used in establishing the allowance are evaluated regularly.

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

Mezzanine Equity

The mezzanine equity represents the convertible redeemable noncontrolling interests in TTP as of December 31, 2023. According to different share purchase agreements between TTP and its preferred shareholders, the accounting measurement of TTP’s different rounds of preferred share issuance varies. Depending on the accounting measurement adopted, the value of mezzanine equity we recorded can be determined as (i) a percentage of the issue price, (ii) the fair value of the underlying convertible redeemable noncontrolling interests or a percentage of the issue price, whichever is higher, and (iii) the fair value of the underlying convertible redeemable noncontrolling interests or the compound annual interests accrued on such convertible redeemable noncontrolling interests, whichever is higher . See Note 20 to our consolidated financial statements for information regarding mezzanine equity.

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

Critical Accounting Policies

When reviewing our consolidated financial statements, you should consider (a) our selection of critical accounting policies, (b) the judgment and other uncertainties affecting the application of such policies and (c) the sensitivity of reported results to changes in conditions and assumptions. For further information on our significant accounting policies, see Note 2 to our consolidated financial statements for 2021, 2022 and 2023. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. They should be read in conjunction with our consolidated financial statements, the risks and uncertainties as described under “Item 3. Key Information—D. Risk Factors” and other disclosures included in this annual report.

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

Leads generation services

Leads generation services primarily include revenues from (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and (iii) used car listing services. Under the dealer subscription services, we make available throughout the subscription period a webpage linked to our websites and mobile applications where the dealers can publish information such as the pricing of their products, locations and addresses and other related information. Usually, advanced payment is normally made for the dealer subscription services and revenue is recognized over time on a straight line basis as services are constantly provided over the subscription period. For the advertising services sold to individual dealers, revenue is recognized when the advertising is published over the stated display period. The used car listing services primarily include listing and display of used vehicles, generation of sales leads, etc. through our platform. Our used car platform acts as a user interface that allows potential used car buyers to identify listings that meet their specific requirements and contact the sellers. Our service fee is charged based on the number of displayed days, or quantity of sales leads delivered. Revenue is recognized respectively over the stated displaying period or at a point in time upon the delivery of sales leads.

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

Contract Balances and Accounts Receivable

Deferred revenue is primarily related to the advanced payment related to dealer subscription services and used car listings under leads generation services. As of December 31, 2021 and 2022 and 2023, there was deferred revenue of RMB1,553.0 million, RMB1,147.1 million and RMB801.6 million (US$112.9 million), respectively.

The beginning balance of deferred revenue of RMB1,147.1 million was mostly recognized as revenue for the year ended December 31, 2023, and the unrecognized part was immaterial.

Practical Expedients and Exemptions

We have elected to use the practical expedient to not disclose the remaining performance obligations for contracts that have durations of one year or less. We do not have significant remaining performance obligations in excess of one year. For the remaining performance obligations as of December 31, 2023, most of them are to be recognized within a year.

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

Leases

New Lease Accounting Policies

We determine if an arrangement is a lease and determine the classification of the lease, as either operating or finance, at commencement. We have operating leases for office buildings and data centers and has no finance leases as of December 31, 2023. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

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

Our lease agreements contain both lease and non-leas components, which are accounted for separately based on their relative standalone price.

As of December 31, 2023, we recognized the following items related to operating lease in its consolidated balance sheet.

	As of December 31, 2023
	RMB	US$
	(in thousands)
Operating lease ROU assets	199,305	28,072
Operating lease liabilities, current portion	106,953	15,064
Operating lease liabilities, non-current portion	89,187	12,562

Lease cost recognized in our consolidated statements of comprehensive income is summarized as follows:

	For the Year Ended December 31, 2023
	RMB	US$
	(in thousands)
Operating lease cost	119,484	16,829
Cost of other leases with terms less than one year	91,815	12,932

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

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Our goodwill at December 31, 2021, 2022 and 2023 was related to our acquisition of Cheerbright, China Topside, Norstar and TTP. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present. Also, the management has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly.

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

Our management has determined that we represent the lowest level within the entity at which goodwill is monitored for internal management purposes. The management applied the quantitative assessment and performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to it carrying amounts. The management determined the fair value of the reporting unit based on its quoted stock price, and no impairment charge was recognized for the years ended December 31, 2021, 2022 and 2023.

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Quan Long	53	Chairman of the Board and Non-executive Director
Tao Wu	50	Executive Director and Chief Executive Officer
Keke Ding	48	Non-executive Director
Fan Lu	46	Non-executive Director
Junling Liu	59	Independent Director
Tianruo Pu	55	Independent Director
Dazong Wang	69	Independent Director
Craig Yan Zeng	55	Chief Financial Officer
Bibo Xiang	46	Chief Technology Officer

Mr. Quan Long has served as our director and chairman of the board since January 2021, and has served as our chief executive officer between January 2021 and December 2023. Before joining Autohome, Mr. Long had held a series of leadership roles within Ping An Group since he first joined as a salesman in 1998, including as the assistant general manager, vice general manager and general manager of several provincial-level branches of Ping An Property & Casualty Insurance Company of China, Ltd. He currently serves as the chairman of the board and the chief executive officer of Ping An Property & Casualty Insurance Company of China, Ltd. since November 2023. In addition, Mr. Long has extensive experience in business management at leading Internet companies, such as serving as the assistant general manager of Lufax Holding Ltd (NYSE: LU; HKEX: 6623) in charge of insurance business between October 2015 and January 2017, as the senior director of Ant Group’s insurance business since February 2017, and as the director, general manager and chief executive officer of Cathay Insurance Company Limited between June 2017 and September 2018. Mr. Long received his bachelor’s degree in engineering and master’s degree in engineering in June 1992 and April 2001, respectively, both from Wuhan University of Technology.

Mr. Tao Wu has served as our director and the chief executive officer since December 2023. Mr. Wu has over 28 years of experience in the property and casualty insurance and automobile services industries. Mr. Wu currently serves as a director of Ping An Property & Casualty Insurance Company of China, Ltd. Before joining Autohome, he served as an executive director and a vice general manager of Ping An Property & Casualty Insurance Company of China, Ltd. Mr. Wu joined Ping An Property & Casualty Insurance Company of China, Ltd. in September 2001, and held a series of leadership roles there, including operating director, general manager of the Guangdong Branch, general manager of the Auto, Accident & Health Insurance Claims Department, vice general manager of the Fujian Branch and vice general manager of the Xiamen Branch. Mr. Wu also served as a vice president of Autohome from July 2016 to November 2020. Mr. Wu received his bachelor’s degree in automotive engineering from Tsinghua University in July 1995.

Ms. Keke Ding has served as our director since July 2023. Ms. Ding has over 27 years of experience in property insurance industry and business management. Ms. Ding currently serves as the assistant general manager at Ping An Property & Casualty Insurance Company of China, Ltd. Ms. Ding has held multiple management roles relating to insurance and business management within Ping An Property & Casualty Insurance Company of China, Ltd. and its several provincial-level branches since May 1997, including managing distribution channels, retail customer marketing, and digital customer platforms. Ms. Ding received her bachelor’s degree in insurance from Dongbei University of Finance and Economics in July 1997.

Dr. Fan Lu has served as our director since July 2023. Dr. Lu has over 18 years of institutional investment management experience, spanning the areas of global macro hedge fund, quantitative investment, A-share market fundamental research, asset allocation and insurance asset-liability management. Dr. Lu currently serves as the general manager of asset management department at Ping An Property & Casualty Insurance Company of China, Ltd.. Dr. Lu has held a series of management roles relating to investment management within Ping An Group and its affiliates since September 2011. Prior to that, Dr. Lu held various positions of investment management at companies including AlphaSimplex, a hedge fund company in Boston, United States, and Haitong Securities Co., Ltd. (SHA: 600837; HKEX: 6837), a top securities firm in China. Dr. Lu received his PhD degree in statistics and a master’s degree in computer science from the University of Wisconsin-Madison in June 2006 and June 2005, respectively, and received his bachelor’s degree in biophysics from Nanjing University in June 1999.

Mr. Junling Liu has served as our independent director since January 2015. Mr. Liu is the co-founder, chairman and chief executive officer of 111, Inc. (Nasdaq: YI), an online healthcare cloud service provider. He co-founded and served as chief executive officer of YHD.com from 2008 to 2015. Prior to founding YHD.com, Mr. Liu served as the global vice president and president for mainland China and Hong Kong at Dell Inc. from 2006 to 2007. He also held various executive positions at internationally renowned technology companies such as Avaya (China) Communication Co., Ltd. Mr. Liu received his bachelor’s degree in education from Flinders University in Australia and master’s degree in international business administration from Flinders University.

Mr. Tianruo Pu has served as our independent director since December 2016. Mr. Pu currently serves as an independent director and chairman of the audit committee of OneConnect Financial Technology Co., Ltd. (NYSE: OCFT; HKEX: 6638), a financial technology company, as an independent director and chairman of the audit committee of 3SBio Inc. (HKEX: 1530), a bio-pharmaceutical company and as a director, chairman of the audit committee and member of the compensation committee as well as nominating committee of Fresh2 Group Ltd. (NASDAQ: FRES), formerly AnPac Bio-Medical Science Co., Ltd. (NASDAQ: ANPC), a B2B ecommerce and supply chain management company within the restaurant and food industry. Mr. Pu has more than twenty years of work experience in finance and accounting in both the United States and China. Previously, Mr. Pu served as the chief financial officer of several companies including Zhaopin Limited (formerly NYSE: ZPIN), UTStarcom (Nasdaq: UTSI) and Nuokang Bio-Pharmaceutical (formerly Nasdaq: NKBP). Mr. Pu received an MBA degree in June 2000 from Northwestern University’s Kellogg School of Management in the U.S. and a Master of Science degree in accounting in May 1996 from the University of Illinois in the U.S.

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

B.
Compensation of Directors and Executive Officers

For the fiscal year of 2023, we paid an aggregate compensation expense of approximately RMB18.5 million (US$2.6 million) for our executive officers and directors (not including share-based compensation expenses). Our mainland China subsidiaries and the VIEs are required by laws to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, housing fund and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC laws, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. For additional information on share incentive grants to our directors and executive officers, see “—Share Incentive Plans.”

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

2013 Share Incentive Plan

We adopted the 2013 Share Incentive Plan in November 2013. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2013 Share Incentive Plan is 13,400,000. As of December 31, 2023, the 2013 Share Incentive Plan has expired.

Amended and Restated 2016 Share Incentive Plan

Our board of directors adopted and amended the 2016 Share Incentive Plan, or the Amended and Restated 2016 Plan, in March 2017 and April 2017, respectively. The Amended and Restated 2016 Plan was approved by our then parent company Ping An Group at its general meeting on June 16, 2017 and was subsequently approved, confirmed and ratified by our shareholders at our extraordinary general meeting of shareholders on June 27, 2017. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2016 Plan is 19,560,000. As of December 31, 2023, options to purchase 2,169,996 ordinary shares under the Amended and Restated 2016 Plan at exercise prices ranging from US$5.55 to US$24.01 were outstanding, and 4,205,804 restricted shares under the Amended and Restated 2016 Plan were outstanding.

The following table summarizes, as of December 31, 2023, the outstanding options we had granted to our directors and officers and to other individuals as a group under the Amended and Restated 2016 Plan.

Name	Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Quan Long	*	9.73	November 1, 2021	Ten years after grant date	Approximately four years from grant date
Craig Yan Zeng	*	6.73	August 1, 2022	Ten years after grant date	Approximately four years from grant date
Bibo Xiang	*	9.73	November 1, 2021	Ten years after grant date	Approximately four years from grant date
Other individuals as a group	*	5.55-24.01	Between October 28, 2020 and February 22, 2023	Ten years after grant date	Approximately four years from grant date

Note:

* Less than 1% of our total outstanding share capital.

The following table summarizes, as of December 31, 2023, the outstanding restricted shares we had granted to individuals other than directors and officers as a group under the Amended and Restated 2016 Plan.

Name	Restricted Shares	Date of Grant	Vesting Schedule
Individuals other than directors and officers as a group	*	Between February 22, 2023 and December 15, 2023	Approximately four years from each date of grant

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
•
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

Amended 2016 Share Incentive Plan II

We adopted the 2016 Share Incentive Plan II (as amended by Amendment No. 1 to the 2016 Share Incentive Plan II), or the Amended 2016 Share Incentive Plan II, at the annual general meeting of shareholders in December 2016. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Amended 2016 Share Incentive Plan II is 12,000,000. As of December 31, 2023, 4,571,016 restricted shares under the Amended 2016 Share Incentive Plan II were outstanding.

The following table summarizes the outstanding restricted shares that we had granted to our directors and officers and to other individuals as a group under our Amended 2016 Share Incentive Plan II as of December 31, 2023.

Name	Restricted Shares	Date of Grant	Vesting Schedule
Quan Long	*	November 1, 2021	Approximately four years from each date of grant
Craig Yan Zeng	*	August 1, 2022	Approximately four years from each date of grant
Bibo Xiang	*	November 1, 2021	Approximately four years from each date of grant
Directors and officers as a group	*	March 1, 2021	Approximately four years from each date of grant
Other individuals as a group	*	Between December 3, 2019 and December 1, 2022	Approximately four years from each date of grant

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

Clawback Policy

On November 30, 2023, our Board adopted an Incentive Compensation Recoupment Policy (the “Clawback Policy”) providing for the recoupment of certain incentive compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by New York Stock Exchange Listed Company Manuel introduced pursuant to Exchange Act Rule 10D-1. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

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

Compensation Committee. Our compensation committee consists of Mr. Quan Long, Ms. Keke Ding and Dr. Dazong Wang. Mr. Quan Long is the chairman of our compensation committee. Dr. Dazong Wang satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual.

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Quan Long, Mr. Tianruo Pu and Ms. Keke Ding. Mr. Quan Long is the chairman of our nominating and corporate governance committee. Mr. Tianruo Pu satisfies the “independence” requirements of Section 303A of New York Stock Exchange Listed Company Manual.

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

Terms of Directors and Officers

Our directors are elected by an ordinary resolution or by a resolution of the directors. A director may be removed by way of an ordinary resolution of the shareholders at any time before the expiration of his period of office for reasonable cause, including but not limited to fraud, criminal conviction or failure by such director to fulfill the duties of a director. A vacancy on the board created by the removal of a director may be filled by the appointment by ordinary resolution at the meeting at which such director is removed or by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting. In addition, a director will cease to be a director if he (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for six consecutive months and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) ceases to be a director by virtue of the Companies Act or is removed from office pursuant to our memorandum and articles of association. Our officers are elected by and serve at the discretion of the board of directors.

D.
Employees

We had 5,793, 5,355 and 5,511 employees as of December 31, 2021, 2022 and 2023, respectively. The following table sets forth the number of our employees by function as of December 31, 2023:

Functional Area	Number of Employees
Sales and marketing	2,330
Product development	1,436
Content and editorial	1,357
Management and administrative	388
Total	5,511

Through a combination of short-term performance evaluations and long-term incentive arrangements, we intend to build a competent, loyal and highly motivated workforce. We have not experienced any work stoppages due to labor disputes.

E.
Share Ownership

Ordinary Shares

As of March 31, 2024, we had 484,443,872 ordinary shares issued and outstanding (excluding 24,943,728 treasury shares and ordinary shares that are reserved for future issuance under our share incentive plans). In addition, as of March 31, 2024, we had granted, and had outstanding, options to purchase a total of 2,153,508 ordinary shares and 8,770,344 restricted shares to our employees and directors. For information regarding the share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.”

Beneficial Ownership of Ordinary Shares

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024:

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

Ordinary Shares Beneficially Owned as of March 31, 2024
	Number	%(1)
Directors and Executive Officers:**
Quan Long(2)	*	*
Tao Wu	—	—
Keke Ding	—	—
Fan Lu	—	—
Junling Liu(3)	*	*
Tianruo Pu(4)	*	*
Dazong Wang(5)	*	*
Craig Yan Zeng(6)	*	*
Bibo Xiang(7)	*	*
All Directors and Executive Officers as a Group	*	*
Principal Shareholders:
Yun Chen(8)	224,800,512	46.4
Entities Affiliated with FIL(9)	26,508,092	5.5

Notes:

* Less than 1% of our total outstanding share capital.

** Except as indicated otherwise below, the business address of our directors and executive officers is 18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing 100080, The People’s Republic of China.

(1)
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of our total ordinary shares outstanding, which is 484,443,872 ordinary shares as of March 31, 2024 (excluding 24,943,728 treasury shares and ordinary shares that had been issued and reserved for the purpose of our Share Incentive Plans as of March 31, 2024), and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2024.
(2)
Represents ordinary shares in the form of ADSs Mr. Long has the right to acquire upon exercise of options or will be entitled to upon vesting of restricted shares within 60 days after March 31, 2024.
(3)
Represents ordinary shares in the form of ADSs vested from restricted shares held by Mr. Liu.
(4)
Represents ordinary shares in the form of ADSs vested from restricted shares held by Mr. Pu.
(5)
Represents ordinary shares in the form of ADSs vested from restricted shares held by Dr. Wang.
(6)
Represents ordinary shares in the form of ADSs Mr. Zeng has the right to acquire upon exercise of options or will be entitled to upon vesting of restricted shares within 60 days after March 31, 2024.
(7)
Represents ordinary shares in the form of ADSs Mr. Xiang has the right to acquire upon exercise of options or will be entitled to upon vesting of restricted shares within 60 days after March 31, 2024.
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
(9)
The number of ordinary shares beneficially owned is as of December 29, 2023, as reported in a Form 13G/A filed with the SEC on February 9, 2024 by FIL Limited (“FIL”), Pandanus Partners, L.P. (“Pandanus”) and Pandanus Associates, Inc. (“PAI”), which are collectively referred to as the Entities Affiliated with Fidelity, and consists of 26,508,092 ordinary shares. FIL is a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J). Pandanus owns shares of FIL voting stock. While the percentage of total voting power represented by these shares of FIL voting stock may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25% and less than 48.5% of the total votes which may be cast by all holders of FIL voting stock. PAI acts as general partner of Pandanus. FIL Limited’s business address is Pembroke Hall, 42 Crow Lane, Hamilton HM19 Bermuda. Pandanus’s business address is c/o FIL Limited, 42 Crow Lane, Hamilton HM19, Bermuda. PAI’s business address is 11 Keewaydin Drive, Suite 100, Salem, New Hampshire, USA, 03079.

To our knowledge, as of March 31, 2024, 274,104,540 ordinary shares (excluding 24,943,728 treasury shares and ordinary shares that are reserved for future issuance under our share incentive plans as of March 31, 2024) were held by one person in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program, which holds ordinary shares in our company indirectly through HKSCC Nominees Limited following the Hong Kong Offering. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholder

As of March 31, 2024, Yun Chen owned 46.4% of our total issued and outstanding ordinary shares. Yun Chen is a subsidiary of Ping An Group. As such, we are indirectly controlled by Ping An Group, which beneficially owned 46.4% of the total voting rights in our company.

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

However, investors in our ordinary shares or ADSs are not holding equity interest in the VIEs in mainland China but instead are holding equity interest in a holding company incorporated in the Cayman Islands. The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs, and we may incur substantial costs to enforce the terms of the arrangements. In addition, these arrangements have not been tested in courts of mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our contractual arrangements with the VIEs may not be as effective in providing operational control as direct ownership” and “—The interests of the individual nominee shareholders of the VIEs may be different from our interests, which may materially and adversely affect our business.”

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
•
TTP WFOE, Shanghai Jinwu and the shareholder of Shanghai Jinwu; and
•
TTP WFOE, Shanghai Jinyou and the shareholders of Shanghai Jinyou.

Autohome WFOE entered into a series of contractual agreements with Autohome Information and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in January 2024 by and between Autohome WFOE, Autohome Information, Mr. Quan Long, our chairman of the board of directors, and Mr. Youdong Wang. Autohome WFOE has also entered into a series of contractual agreements with Autohome Information and two of its subsidiaries, respectively, namely Autohome Advertising and Chengshi Advertising. Such contractual arrangements allow us to (i) have power to direct significant activities of Autohome Information and its subsidiaries, (ii) receive substantially all of the economic benefits of Autohome Information and its subsidiaries, and (iii) have an exclusive option to purchase all or part of the equity interests in Autohome Information and its subsidiaries when and to the extent permitted by the PRC laws.

In addition, Chezhiying WFOE has entered into a series of contractual agreements with Shengtuo Hongyuan and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in January 2024 by and between Chezhiying WFOE, Shengtuo Hongyuan, Mr. Quan Long, our chairman of the board of directors, and Mr. Youdong Wang. Chezhiying WFOE has also entered into a series of contractual agreements with Shengtuo Hongyuan and its subsidiary, namely Autohome Used Car Appraisal. Such contractual arrangements allow us to (i) have power to direct significant activities of Shengtuo Hongyuan and its subsidiary, (ii) receive substantially all of the economic benefits of Shengtuo Hongyuan and its subsidiary, and (iii) have an exclusive option to purchase all or part of the equity interests in Shengtuo Hongyuan and its subsidiary when and to the extent permitted by the PRC laws.

In December 2020, the Company acquired TTP which operates an online bidding platform for used automobiles in mainland China primarily through Shanghai Jinwu, which held an auction business approval certificate and an ICP License. In August 2015, TTP WFOE entered into a series of contractual agreements with Shanghai Jinwu and Weiwei Wang, being the individual nominee shareholder of Shanghai Jinwu. In March and May of 2022, TTP WFOE also entered into a series of contractual agreements with Shanghai Jinyou and its two individual nominee shareholders, namely Weiwei Wang and Lan Zhang. As of the date of this annual report, the operation of online bidding platform for used automobiles in Shanghai Jinwu has been transferred to Shanghai Jinyou, which holds an auction business approval certificate and an ICP License. The contractual arrangements of TTP WFOE with Shanghai Jinwu and Shanghai Jinyou, respectively, and their respective shareholder(s) allow TTP to (i) have power to direct significant activities of Shanghai Jinwu and Shanghai Jinyou, (ii) receive substantially all of the economic benefits of Shanghai Jinwu and Shanghai Jinyou, and (iii) have an exclusive option to purchase all or part of the equity interests in Shanghai Jinwu and Shanghai Jinyou when and to the extent permitted by the PRC laws.

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
Outside Mainland China
Inside Mainland China
Our WFOEs
VIE Shareholders
The VIEs

→ denotes the direction of legal and beneficial ownership.

- - - - - denotes the contractual arrangements among the VIEs, VIE shareholders, and our WFOEs.

Agreements that provide us power to direct significant activities of Autohome Information, Autohome Advertising and Chengshi Advertising

The following is a summary of the currently effective contractual arrangements by and among Autohome WFOE, Autohome Information, the shareholders of Autohome Information, Autohome Advertising and Chengshi Advertising (as applicable).

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements between Autohome WFOE and each of the two shareholders of Autohome Information entered into in January 2024, each shareholder of Autohome Information pledges to Autohome WFOE all of his equity interests in Autohome Information to secure the performance of such shareholder’s respective obligations and Autohome Information’s obligations under the loan agreements, equity option agreements, and the exclusive technology consulting and service agreements. Without Autohome WFOE’s consent, shareholders of Autohome Information shall not create or permit to create any encumbrances on the pledged equity interests in Autohome Information. In the event of default, Autohome WFOE is entitled to request immediate repayment of the outstanding amounts payable under the loan agreements, the equity option agreements and the exclusive technology consulting and service agreements or to dispose of the pledged equity interests at Autohome WFOE’s sole discretion. The equity interest pledge agreements have an indefinite term and will terminate after all the secured obligations under these agreements have been satisfied in full or the pledged equity interests have been transferred to Autohome WFOE or its designee.

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

Exclusive Technology Consulting and Service Agreements. Pursuant to the exclusive technology consulting and service agreements entered into between Autohome WFOE and each of Autohome Information, Autohome Advertising and Chengshi Advertising in January 2024, September 2016 and September 2016, respectively, Autohome WFOE has the exclusive right to provide each of these companies comprehensive technology and management consulting services. In addition, Autohome WFOE is obligated to provide financing support to each of these companies to ensure the cash flow requirements of the day-to-day operations of these companies. Each of these companies is obligated to pay to Autohome WFOE service fees, which are calculated based on such company’s revenues reduced by its tax, operating expenses and an appropriate amount of retained profit that is determined pursuant to our tax planning strategies and relevant tax laws. Such service fees may be adjusted by Autohome WFOE at Autohome WFOE’s sole discretion. Autohome WFOE owns the intellectual properties arising from the performance of these agreements. These agreements have a 30-year term that can be automatically extended for another 10 years at the option of Autohome WFOE and can only be terminated by the parties’ mutual written consent or by Autohome WFOE’s prior 30-day notice at its sole discretion. During the term of these agreements, these companies may not enter into any agreements with third parties for the provision of any technology or management consulting services without prior consent of Autohome WFOE.

Equity Option Agreements. Pursuant to the equity option agreements among Autohome WFOE, Autohome Information and each of the two shareholders of Autohome Information entered into in January 2024, each shareholder of Autohome Information jointly and severally grants to Autohome WFOE an option to purchase all or part of his equity interests in Autohome Information at a price equivalent to the lowest price permitted by PRC law. The purchase price is to be offset against the loan repayments under the loan agreements. If there will be additional payments to be made by Autohome Information to these shareholders required by the PRC law, these shareholders must immediately return the received payments to Autohome WFOE. Autohome WFOE may exercise its option at any time or transfer the rights and obligations under the equity option agreement to any of its designated parties. The equity option agreements have an indefinite term and will terminate at the earlier of (i) the date on which the equity interests in Autohome Information have been transferred to Autohome WFOE or its designated parties, or (ii) the unilateral termination by Autohome WFOE.

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

Power of Attorney. In January 2024, each of the shareholders of Autohome Information executed an irrevocable power of attorney appointing Autohome WFOE, or any person designated by Autohome WFOE, as their attorney-in-fact, to vote on their behalf at the shareholders’ meetings of Autohome Information and to exercise full voting rights as the shareholders of the company with powers granted under PRC laws and regulations and the articles of association of the company, including the rights to appoint directors and management personnel. In September 2016, Autohome Information executed irrevocable powers of attorney appointing Autohome WFOE, or any person designated by Autohome WFOE, as their attorney-in-fact, to vote on their behalf at the shareholders’ meetings of Autohome Advertising and Chengshi Advertising and to exercise full voting rights as the shareholders of these companies with powers granted under PRC laws and regulations and the articles of association of each of the above companies, including the rights to appoint directors and management personnel.

Loan Agreements. Pursuant to the loan agreements between Autohome WFOE and each of the two shareholders of Autohome Information entered into in January 2024, Autohome WFOE granted interest-free loans to these two shareholders of Autohome Information. The loans are to be used solely for the purpose of making capital contributions to the registered capital of Autohome Information. The term of the loans is indefinite and must be repaid in the manner specified in the agreements upon written notice from Autohome WFOE at any time in Autohome WFOE’s sole discretion or upon an event of default by the shareholders of Autohome Information.

Agreements that provide us power to direct significant activities of Shengtuo Hongyuan and Autohome Used Car Appraisal

Equity Interest Pledge Agreements. In January 2024, Chezhiying WFOE and each of the shareholders of Shengtuo Hongyuan entered into equity interest pledge agreements with respect to their equity interest in Shengtuo Hongyuan. The terms of these agreements are substantially the same as the equity interest pledge agreements between Autohome WFOE and each of the two shareholders of Autohome Information described above. In September 2016, Chezhiying WFOE and Shengtuo Hongyuan entered into equity interest pledge agreements with respect to the latter’s equity interest in Autohome Used Car Appraisal. The terms of this agreement are substantially the same as the equity interest pledge agreements between Autohome WFOE and Autohome Information.

Exclusive Technology Consulting and Service Agreements. In January 2024, Chezhiying WFOE and Shengtuo Hongyuan entered into an exclusive technology consulting and service agreement. In September 2016, Chezhiying WFOE and Autohome Used Car Appraisal entered into an exclusive technology consulting and service agreement. The terms of these agreements are substantially the same as the exclusive technology consulting and service agreements between Autohome WFOE and each of Autohome Information, Autohome Advertising and Chengshi Advertising described above.

Equity Option Agreements. In January 2024, Chezhiying WFOE, Shengtuo Hongyuan and each of the shareholders of Shengtuo Hongyuan entered into equity option agreements. The terms of these agreements are substantially the same as the equity option agreements among Autohome WFOE, Autohome Information and each of the two shareholders of Autohome Information described above. In September 2016, Chezhiying WFOE, Shengtuo Hongyuan and Autohome Used Car Appraisal entered into an equity option agreement. The terms of such agreement are substantially the same as the equity option agreements among Autohome WFOE, Autohome Information and each of Autohome Advertising and Chengshi Advertising.

Power of Attorney. In January 2024, each of the shareholders of Shengtuo Hongyuan executed an irrevocable power of attorney appointing Chezhiying WFOE, or any person designated by Chezhiying WFOE, as their attorney-in-fact, to vote on their behalf at the shareholders’ meetings of Shengtuo Hongyuan and to exercise full voting rights as the shareholders of Shengtuo Hongyuan with powers granted under PRC laws and regulations and the articles of association of the company, including the rights to appoint directors and management personnel. In September 2016, Shengtuo Hongyuan executed an irrevocable power of attorney appointing Chezhiying WFOE, or any person designated by Chezhiying WFOE, as its attorney-in-fact, to vote on its behalf at the shareholders’ meetings of Autohome Used Car Appraisal to exercise full voting rights as the shareholder of Autohome Used Car Appraisal with powers granted under PRC laws and regulations and the articles of association of Autohome Used Car Appraisal, including the rights to appoint directors and management personnel.

Loan Agreements. In January 2024, Chezhiying WFOE and each of the shareholders of Shengtuo Hongyuan entered into loan agreements. The terms of these agreements are substantially the same as the loan agreements between Autohome WFOE and each of the two shareholders of Autohome Information described above.

Agreements that provide us power to direct significant activities of Shanghai Jinwu and Shanghai Jinyou

In December 2020, the Company acquired TTP which conducted its business related to internet content services in mainland China primarily through Shanghai Jinwu. In August 2015, TTP WFOE entered into a series of contractual agreements with Shanghai Jinwu and Weiwei Wang, being the individual nominee shareholder of Shanghai Jinwu. The contractual arrangements of TTP WFOE with Shanghai Jinwu and its shareholder allow TTP to (i) have power to direct significant activities of Shanghai Jinwu, (ii) receive substantially all of the economic benefits of Shanghai Jinwu, and (iii) have an exclusive option to purchase all or part of the equity interests in Shanghai Jinwu when and to the extent permitted by the PRC laws.

In March and May of 2022, TTP WFOE also entered into a series of contractual agreements with Shanghai Jinyou and its two individual nominee shareholders, namely Weiwei Wang and Lan Zhang. As of the date of this annual report, the operation of online bidding platform for used automobiles in Shanghai Jinwu has been transferred to Shanghai Jinyou, which holds an auction business approval certificate and an ICP License. The terms of the contractual agreements of TTP WFOE with Shanghai Jinyou and its individual nominee shareholders are substantially the same as the contractual agreements among TTP WFOE, Shanghai Jinwu and its individual nominee shareholder as described above.

Autohome WFOE, Chezhiying WFOE and TTP WFOE recognized service fees from all the VIEs in the amount of RMB309.7 million in 2021, RMB496.9 million in 2022 and RMB525.3 million (US$74.0 million) in 2023 in consideration for services provided to the VIEs. In the years ended December 31, 2021, 2022 and 2023, the VIEs contributed in aggregate 13.1%, 12.7% and 13.5%, respectively, of our total net revenue.

Transactions with Entities Affiliated with Our Shareholders

Since Ping An Group became our controlling shareholder, it provided services including rental and property management services, technical services and other miscellaneous services, and assets to us for a total amount of RMB176.9 million in 2021, RMB191.8 million in 2022 and RMB191.4 million (US$27.0 million) in 2023.

We earned service fees primarily for providing facilitation services related to insurance products and loan and leasing product transactions for Ping An Group or its affiliates on our platform as well as providing advertising services to Ping An Group for a total amount of RMB417.1 million in 2021, RMB226.5 million in 2022 and RMB134.4 million (US$18.9 million) in 2023.

We also had cash or time deposits with commercial banks affiliated with Ping An Group and purchased in short-term cash management products managed by Ping An Group as a part of our cash management plan, which totaled RMB4,144.8 million, RMB5,187.0 million and RMB5,729.6 million (US$807.0 million) as of December 31, 2021, 2022 and 2023, respectively. On January 4, 2022, we entered into a limited partner interest subscription agreement, a limited partnership agreement and certain other auxiliary documents with Ping An Capital Co., Ltd., an affiliate of Ping An Group, pursuant to which we subscribed for RMB400 million worth of limited partner interests in an equity investment fund managed by Ping An Capital Co., Ltd. The subject subscription was approved by our board of directors and its audit committee and was announced on the same day.

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

Dividend Policy

Our board of directors has complete discretion to declare dividends subject to our Memorandum and Articles of Association and certain restrictions under Cayman Islands law. Our shareholders may also by ordinary resolution declare dividends but no dividend shall be declared in excess of the amount recommended by the board of directors. In November 2017, our board of directors declared a special cash dividend of US$0.76 per ordinary share (inclusive of applicable fees payable to our depositary bank) in favor of holders of our ordinary shares as of the close of business on January 4, 2018, which special cash dividend was paid on or about January 15, 2018. On November 4, 2019, our board of directors resolved to adopt a regular dividend policy. Under this policy, we may issue recurring cash dividend every year from 2020 in an amount of approximately 20% of the net income generated in the previous fiscal year, with the exact amount to be determined by our directors based on our financial performance and cash position prior to the distribution. For the fiscal years of 2021, 2022 and 2023, we paid cash dividends in a total amount of US$105.7 million, US$61.1 million and US$69.2 million, respectively, to our shareholders, pursuant to our dividend policy.

On February 16, 2023, our board of directors approved an amendment to change the annual cash dividend to a fixed amount of at least RMB500.0 million between 2022 and 2026. The exact amount of the annual cash dividend will be determined by our board of directors based on our financial performance and cash position prior to the distribution, and is expected to be adjusted upward each year. On December 12, 2023, our board of directors approved an amendment to its dividend policy, pursuant to which our board of directors intends to declare a cash dividend semi-annually from 2024 to 2026. The total yearly cash dividend is expected to be no less than RMB1.5 billion with the exact amount to be determined by our board of directors based on our then financial performance, cash position, and applicable foreign exchange laws and regulations in China, among other factors.

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10 ADDITIONAL INFORMATION

A.
Share Capital

Not applicable.

B.
Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands, referred to as the Companies Act below. The following are summaries of certain provisions of our memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.

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

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by us in general meeting or by our board of directors, but no dividend may exceed the amount recommended by our directors. Our seventh amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

At any general meeting every holder of ordinary shares who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote on a show of hands, subject to any rights and restrictions for the time being attached to any share (including, for as long as our ordinary shares remain listed on the Hong Kong Stock Exchange, applicable rules under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), as amended from time to time (unless otherwise waived)), and on a poll every shareholder holding ordinary shares present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each fully paid ordinary share of which such shareholder is the holder.

A quorum required for a meeting of shareholders consists of one or more shareholders entitled to vote and present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative holding at least ten percent of the voting rights represented by the issued and outstanding ordinary shares throughout the meeting. We shall hold a general meeting in each year within six months (or such other period as may be permitted by the Listing Rules or the rules of the New York Stock Exchange or any other stock exchange on which our ADSs or shares are listed for trading) as our annual general meeting. The annual general meeting shall be held at such time and place as may be determined by the directors. No business shall be transacted at any annual general meeting of the Company unless stated in the Company’s notice of annual general meeting. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. A majority of our board of directors or our chairman may call extraordinary general meetings. Advance notice of at least 21 clear days shall be given of an annual general meeting and at least fourteen clear days shall be given of any other shareholders’ meetings. The agenda of any extraordinary general meeting will be set by a majority of the directors then in office.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of not less than two-thirds of the votes cast by shareholders as, being entitled so to do, vote in person or by proxy at a general meeting duly noticed and convened. A special resolution will be required for important matters such as a change of name or making changes to our seventh amended and restated memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions of our seventh amended and restated memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists. Our board of directors may also decline to register any transfer of any ordinary share unless:

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

The registration of transfers may, after compliance with any notice required of the Designated Stock Exchange (as defined in the seventh amended and restated memorandum and articles of association), be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

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

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Act, we may repurchase or redeem shares at our option, on such terms and in such manner, including out of capital, as may be determined by our board of directors (subject further to compliance with the rules of the Designated Stock Exchange and any other relevant codes, rules and regulations applicable to the listing of our ADSs on the Designated Stock Exchange), and provided that with respect to a redemption or repurchase of any shares not underlying ADSs shares, the Company shall (i) serve a redemption or repurchase notice in a form approved by the Board on the relevant shareholder at least two business days prior to the date specified in the notice as being the redemption or repurchase date, (ii) agree the price for the relevant shares with the applicable shareholder, (iii) specify the effective date of the redemption or repurchase in the redemption or repurchase notice, and (iv) redeem or repurchase the shares on such other terms as specified in the redemption or repurchase notice as determined and agreed by the Board and the applicable shareholder in their sole discretion.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the rights attaching to or the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least 21 clear days is required for the convening of our annual general meeting and at least fourteen clear days is required for the convening of our any other general meeting of our shareholders. In addition, general meetings will also be convened on the requisition in writing of any shareholder or shareholders holding not less than one-tenth of the voting rights, on a one vote per share basis, in the capital of our company.

Appointment of Directors

Our shareholders may by ordinary resolution elect any person to fill a casual vacancy or as an addition to the existing board.

The directors will also have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board. Any director so appointed by the board of directors shall hold office only until the first annual general meeting of the Company after his appointment, and shall then be eligible for re-election at that meeting.

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

Issuance of Additional Preferred Shares

Our seventh amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our seventh amended and restated memorandum and articles of association authorizes our board of directors, subject to the Companies Act (As Revised) of the Cayman Islands and, where applicable, the rules of the New York Stock Exchange or any other stock exchange on which our ADSs or shares are listed for trading, to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

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

Dealings in our ordinary shares registered on our Hong Kong Share Register are subject to Hong Kong stamp duty. The stamp duty is charged to each of the seller and purchaser at the rate of 0.1% of the consideration for, or (if greater) the value of, our ordinary shares transferred. In other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of our ordinary shares. In addition, a fixed duty of HK$5.00 is charged on each instrument of transfer (if required). To facilitate ADS-ordinary share conversion and trading between NYSE and the Hong Kong Stock Exchange, we have moved a portion of our issued ordinary shares from our Cayman share register to our Hong Kong share register. It is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs constitutes a sale or purchase of the underlying Hong Kong registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our ADSs and Ordinary Shares — There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.”

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activity are taken into account as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC. No assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2023 or any future taxable year.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election with respect to ADSs (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, under certain circumstances, of ADSs or ordinary shares. Under these PFIC rules:

•
the U.S. Holder’s excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
•
the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;
•
the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to individuals or corporations, as appropriate, for that year; and
•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

U.S. Holders should consult their tax advisors regarding the information reporting requirements and the application of the backup withholding rules in their particular circumstances.

THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. INCOME AND NON-INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES, INCLUDING THE IMPACT OF ANY POTENTIAL CHANGE IN LAW, IN THEIR PARTICULAR CIRCUMSTANCES.

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

As of December 31, 2023, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB18.1 billion, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$793.6 million. Assuming we had converted RMB18.1 billion into U.S. dollars at the exchange rate of RMB7.0999 for US$1.00 as of December 31, 2023, our U.S. dollar cash balance would have been US$3.3 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$3.1 billion instead.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither we nor the depositary can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. In 2023, we received reimbursement from the depositary of US$1.6 million.

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
•
ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;
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

For the period from December 10, 2013, the date that our registration statement on Form F-1 for our initial public offering was declared effective by the SEC, to December 31, 2023, we used an aggregate of approximately US$259.9 million of the net proceeds from our initial public offering, the 2014 Offering and the Hong Kong Offering for payment of establishment of new subsidiaries, investment in joint venture and other strategic investments, professional fees, insurance fees, compensation to directors and general corporate purposes.

We intend to use the remainder of the proceeds from the offerings listed above for general corporate purposes, including funding potential investments and acquisitions of complementary businesses, assets and technologies.

ITEM 15 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page F-2 of this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the years indicated. We did not pay any other fees to our independent registered public accounting firm during the years other than those indicated below.

	For the Year Ended December 31,
	2021	2022	2023
	(RMB in thousands)
Audit fees(1)	17,380	11,380	11,380
Tax fees(2)	410	140	316
Other fees(3)	600	67	449

Notes:

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, the audit of our internal control over financial reporting and the review of our quarterly financial information.
(2)
“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.
(3)
“Other fees” represents the aggregate fees charged to us for services rendered by our independent registered public accounting firm other than services reported under “audit fees” and “tax fees.”

The policy of our audit committee is to preapprove all audit and non-audit services provided by our independent registered public accounting firm, including audit services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, tax fees and other fees for the year ended December 31, 2023.

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

As of November 17, 2023, we had repurchased approximately 6.7 million ADSs under this share repurchase program. The table below is a summary of the shares repurchased by us from November 18, 2021 to November 17, 2023. All shares were repurchased in the open market pursuant to the share repurchase program announced on November 18, 2021.

	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
Period
December 1-December 31, 2021	166,067	US$	29.45	166,067	195,109,105.50
January 1-January 31, 2022	61,929	US$	29.71	61,929	193,269,117.99
February 1-February 28, 2022	410,718	US$	28.07	410,718	181,738,728.37
March 1-March 31, 2022	418,105	US$	27.52	418,105	170,230,722.13
April 1-April 30, 2022	257,152	US$	28.39	257,152	162,931,018.56
May 1-May 31, 2022	337,344	US$	26.91	337,344	153,852,653.77
June 1-June 30, 2022	124,872	US$	34.39	124,872	149,558,133.80
July 1-July 31, 2022	107,719	US$	34.71	107,719	145,818,917.18
August 1-August 31, 2022	455,194	US$	35.10	455,194	129,839,403.23
September 1-September 30, 2022	543,645	US$	32.97	543,645	111,917,757.83
October 1-October 31, 2022	627,317	US$	29.00	627,317	93,727,225.27
November 1-November 30, 2022	176,265	US$	28.16	176,265	88,762,864.24
March 1-March 31, 2023	133,580	US$	29.73	133,580	84,791,673.38
April 1-April 30, 2023	109,200	US$	29.30	109,200	81,591,787.57
May 1-May 31, 2023	136,080	US$	29.38	136,080	77,593,921.51
June 1-June 30, 2023	439,747	US$	29.21	439,747	64,750,206.42
July 1-July 31, 2023	209,568	US$	29.37	209,568	58,594,818.11
August 1-August 31, 2023	609,714	US$	30.24	609,714	40,155,445.11
September 1-September 30, 2023	454,382	US$	29.78	454,382	26,623,231.40
October 1-October 31, 2023	541,585	US$	28.70	541,585	11,077,581.37
November 1-November 21, 2023	406,700	US$	26.91	406,700	-
Total	6,726,883		N/A	6,726,883	N/A

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

ITEM 16I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J INSIDER TRADING POLICIES

Not applicable.

ITEM 16K CYBERSECURITY

Risk management and strategy

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, communications systems, hardware and software, and our critical data, including intellectual property, and confidential information that is proprietary, strategic or competitive in nature (“Information Systems and Data”).

Under the supervision of our board of directors, our Cybersecurity Incident Response Teams (as defined below) help identify, assess and manage our cybersecurity threats and risks. Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate risks from cybersecurity threats to our Information Systems and Data, including, technical safeguards, procedural protocols, an intensive monitoring program of our corporate network, ongoing internal and external evaluations of our security measures, a solid incident response framework, and regular cybersecurity training sessions for our employees

Our assessment and management of material risks from cybersecurity threats are integrated into the Company’s overall risk management processes. For example, (1) cybersecurity risk is addressed as a component of the our enterprise risk management program; (2) the Cybersecurity Incident Response Teams coordinate and work together to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business; (3) our senior management evaluates material risks from cybersecurity threats against our overall business objectives and reports to the board of directors, which evaluates our overall enterprise risk.

We engage external experts and legal advisors to assist us to identify, assess, and manage material risks from cybersecurity threats, depending on the situation.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors addresses the Company’s cybersecurity risk management as part of its general oversight function. The board of directors is responsible for overseeing our cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats.

Under the supervision of our board of directors, our cybersecurity risk assessment and management processes are implemented and maintained by various dedicated teams, mainly including (a) members of senior management, (b) security committee responsible for overseeing the implementation of our information and security system, (c) incident response operating team, (d) incident response handling team, and (e) public relations team (“Cybersecurity Incident Response Teams").

We have adopted a cybersecurity incident response policy which provides cybersecurity incident response workflow among our Cybersecurity Incident Response Teams, among others.

•
Our incident response operating team continuously and promptly monitors, investigates and assesses reported cybersecurity incidents.
•
Our security committee shall promptly investigate the reported cybersecurity incident and report to Company’s senior management any such incident that may have a material adverse effect on the Company’s business operations, financial performance, information and security system, and /or Company’s reputation. The security committee shall also supervise the measures taken to mitigate the risks or losses relating to such cybersecurity incident, among others.
•
Our senior management will work together with all relevant parties, to investigate and assess the materiality of the cybersecurity incidents, and to supervise the mitigation measures, among others.

Our board of directors shall receive reports from our senior management regarding the Company’s material cybersecurity threats and incidents, as well as the processes and measures the Company has implemented to address them. The board also shall receive various reports, summaries or presentations related to cybersecurity from the senior management from time to time.

PART III.

ITEM 17 FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18 FINANCIAL STATEMENTS

The consolidated financial statements of Autohome Inc. are included at the end of this annual report.

ITEM 19 EXHIBITS

Exhibit Number	Description of Document

1.1

Seventh Amended and Restated Memorandum and Articles of Association of the Registrant, adopted on June 26, 2023 and effective as of June 26, 2023 (incorporated by reference to Exhibit 3.1 to the Form 6-K (File No. 001-36222), furnished with the SEC on June 26, 2023)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to the prospectus filed with the Securities and Exchange Commission on February 5, 2021 pursuant to Rule 424(b)(3) (File No. 333-192583) under the registration statement on Form F-6 initially filed with the Securities and Exchange Commission on November 27, 2013)

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

4.4

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

4.8

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

4.24

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

4.26	English translation of the Limited Partnership Agreement by and among Ping An Capital Co., Ltd., Tianjin Autohome Software Co., Ltd. and others dated January 4, 2022 (incorporated by reference to

Exhibit 4.54 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2022)

4.27

English translation of the Supplemental Limited Partnership Agreement by and among Ping An Capital Co., Ltd., Guangzhou Ping An Consumption Equity Investment Partnership (Limited Partnership) and Tianjin Autohome Software Co., Ltd. dated January 4, 2022 (incorporated by reference to Exhibit 4.55 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2022)

4.28

English translation of the Executed Form of the Exclusive Service Agreement between TTP WFOE and Shanghai Jinyou dated March 1, 2022 (incorporated by reference to Exhibit 4.56 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2023)

4.29

English translation of the Executed Form of the Equity Interest Pledge Agreement between TTP WFOE and Weiwei Wang and Lan Zhang dated March 1, 2022 (incorporated by reference to Exhibit 4.57 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2023)

4.30

English translation of the Executed Form of the Proxy Agreement among TTP WFOE, Shanghai Jinyou and Weiwei Wang and Lan Zhang dated March 1, 2022 (incorporated by reference to Exhibit 4.58 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2023)

4.31

English translation of the Executed Form of the Equity Option Agreement between TTP WFOE, and Weiwei Wang and Lan Zhang dated March 1, 2022 (incorporated by reference to Exhibit 4.59 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2023)

4.32

English translation of the Executed Form of the Loan Agreement between TTP WFOE and Weiwei Wang dated May 2, 2022 (incorporated by reference to Exhibit 4.60 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2023)

4.33

English translation of the Executed Form of the Loan Agreement between TTP WFOE and Lan Zhang dated May 2, 2022 (incorporated by reference to Exhibit 4.61 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2023)

4.34*	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Autohome Information dated January 28, 2024

4.35*	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Chezhiying WFOE and Shengtuo Hongyuan dated January 28, 2024

4.36*	English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Quan Long dated January 28, 2024

4.37*	English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Youdong Wang dated January 28, 2024

4.38*	English translation of the Executed Form of the Loan Agreement between Chezhiying WFOE and Quan Long dated January 28, 2024

4.39*	English translation of the Executed Form of the Loan Agreement between Chezhiying WFOE and Youdong Wang dated January 28, 2024

4.40*	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Quan Long dated January 28, 2024

4.41*	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Youdong Wang dated January 28, 2024

4.42*	English translation of the Executed Form of the Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Quan Long dated January 28, 2024

4.43*	English translation of the Executed Form of Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Youdong Wang dated January 28, 2024

4.44*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Quan Long dated January 28, 2024

4.45*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Youdong Wang January 28, 2024

4.46*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Quan Long dated January 28, 2024

4.47*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Youdong Wang dated January 28, 2024

4.48*	English translation of the Executed Form of the Power of Attorney by Quan Long dated January 28, 2024

4.49*	English translation of the Executed Form of the Power of Attorney by Youdong Wang dated January 28, 2024

4.50*	English translation of the Executed Form of the Power of Attorney by Quan Long dated January 28, 2024

4.51*	English translation of the Executed Form of the Power of Attorney by Youdong Wang dated January 28, 2024

4.52*	Termination Agreement on the control documents in connection with Autohome Information by and among Autohome WFOE, Autohome Information, Quan Long, Haiyun Lei dated January 28, 2024

4.53*	Equity Interest Purchase Agreement by and among Autohome Information, Haiyun Lei and Youdong Wang dated January 28, 2024

4.54*	Debt Transfer and Offset Agreement by and between Autohome WFOE, Haiyun Lei and Youdong Wang dated January 28, 2024

4.55*	Termination Agreement on the control documents in connection with Shengtuo Hongyuan by and among Chezhiying WFOE, Shengtuo Hongyuan, Quan Long, Haiyun Lei dated January 28, 2024

4.56*	Equity Interest Purchase Agreement by and among Shengtuo Hongyuan, Haiyun Lei and Youdong Wang dated January 28, 2024

4.57*	Debt Transfer and Offset Agreement by and between Chezhiying WFOE, Haiyun Lei and Youdong Wang dated January 28, 2024

8.1*	List of Principal Subsidiaries and VIEs

11.1

Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form 6-K (File No. 001-36222), filed with the Securities and Exchange Commission on November 3, 2022)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent registered public accounting firm

15.2*	Consent of Commerce & Finance Law Offices

97.1*	Incentive Compensation Recoupment Policy

101.INS*	Inline XBRL Instance Document-this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed with this annual report on Form 20-F.

** Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUTOHOME INC.
By:	/s/ Tao Wu
	Name:	Tao Wu
	Title:	Chief Executive Officer and Executive Director

Date: April 25, 2024

AUTOHOME INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Autohome Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Autohome Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Allowance for current expected credit losses on accounts receivable

As described in Notes 2(o) and 4 to the consolidated financial statements, as of December 31, 2023, the gross balance of accounts receivable was RMB1,633.5 million, against which an allowance for current expected credit losses of RMB161.0 million was provided. The allowance is management’s estimate of current expected credit losses. Management estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics and estimated the allowance for credit losses on receivables not sharing similar risk characteristic on an individual basis. The key factors considered when determining the allowances for credit losses include the historical loss experience, lifetime for debt recovery, financial performance of the customers, current and future economic conditions.

The principal considerations for our determination that performing procedures relating to the allowance for current expected credit losses on accounts receivable is a critical audit matter are the significant estimates and judgments made by management when developing the allowance for current expected credit losses to be incurred over the expected life of these receivables. This in turn led to a high degree of auditor judgment, subjectivity and audit effort in (i) performing procedures and evaluating audit evidence obtained relating to management’s significant estimates and judgments about credit risk characteristics and estimated loss rates; and (ii) the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of the allowance for current expected credit losses. These procedures also included, among others, (i) evaluating the appropriateness of the model and methodology; (ii) testing the completeness and accuracy of underlying data used in the model; and (iii) evaluating the reasonableness of significant assumptions used by management related to credit risk characteristics and expected loss rates, consideration of the historical loss experience, lifetime for debt recovery, financial performance of the customers, current and future economic conditions. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the model and methodology and evaluating the reasonableness of management’s significant assumptions.

The determination of fair value of convertible redeemable noncontrolling interests in TTP Car Inc. (“TTP”)

As described in Notes 2(dd) and 20 to the consolidated financial statements, the Company recorded RMB1,758.9 million convertible redeemable noncontrolling interests in TTP as mezzanine equity as of December 31, 2023. The recorded balance is determined in accordance with the underlying share purchase agreements, based on a combination of issue price, compound interest rates, and fair value. For the determination of fair value, option pricing model was used. The major unobservable input used in the option pricing model included equity value of underlying business, which was determined by management using valuation techniques under the combination of income approach and market approach. The significant assumptions used in the valuation included revenue growth rates, operating margin, discount rate and selection of valuation multiples.

The principal considerations for our determination that performing procedures relating to the fair value determination of convertible redeemable noncontrolling interests is a critical audit matter are the significant estimates and judgments made by the management when developing the fair value of those convertible redeemable noncontrolling interests. This in turn led to a high degree of auditor judgment, subjectivity, and audit effort in (i) performing procedures and evaluating audit evidence of the significant assumptions related to revenue growth rates, operating margin, discount rate and selection of valuation multiples to determine the fair value of the convertible redeemable noncontrolling interests; and (ii) the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to the management’s fair value estimate for the convertible redeemable noncontrolling interests as of December 31, 2023, which included controls over the development of the significant assumptions used in the valuation techniques. These procedures also included, among others, testing the management’s process for developing the fair value estimate of the convertible redeemable noncontrolling interests as of December 31, 2023, which included (i) evaluating the appropriateness of the valuation techniques, (ii) testing the completeness and accuracy of the underlying data used in the valuation method; and (iii) evaluating the reasonableness of significant assumptions used by management related to revenue growth rates, operating margin, discount rate and selection of valuation multiples. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the valuation method and reasonableness of management’s significant assumptions.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 25, 2024

We have served as the Company’s auditor since 2016.

AUTOHOME INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		2,801,299	4,996,353	703,722
Restricted Cash	2(h)	9,175	126,794	17,859
Short-term investments		19,279,592	18,552,354	2,613,044
Accounts receivable (net of allowance for doubtful accounts of RMB185,755 and RMB161,022 (US$22,679 ) as of December 31, 2022 and 2023, respectively)	4	1,927,699	1,472,489	207,396
Amounts due from related parties, current	12	49,644	16,439	2,315
Prepaid expenses and other current assets	5	357,522	360,559	50,784
Total current assets		24,424,931	25,524,988	3,595,120
Non-current assets:
Restricted cash, non-current	2(h)	5,000	5,000	704
Property and equipment, net	7	255,298	200,860	28,291
Intangible assets, net	8, 19	278,485	202,148	28,472
Goodwill	19	3,941,820	3,941,820	555,194
Long-term investments	9	419,208	448,341	63,148
Amounts due from related parties, non-current	12	9,419	16,048	2,260
Deferred tax assets	6	265,606	295,598	41,634
Other non-current assets	10	116,052	200,928	28,300
Total non-current assets		5,290,888	5,310,743	748,003
Total assets		29,715,819	30,835,731	4,343,123
LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other payables	11	2,537,281	2,932,227	412,997
Advance from customers		96,047	105,379	14,842
Deferred revenue		1,147,131	801,581	112,900
Income tax payable		251,121	227,260	32,009
Amounts due to related parties	12	27,096	24,572	3,461
Dividends payable		—	984,332	138,640
Total current liabilities (including current liabilities of consolidated VIEs without recourse to Autohome WFOE, Chezhiying WFOE or TTP WFOE of RMB354,930 and RMB425,416 (US$59,918) as of December 31, 2022 and 2023, respectively)		4,058,676	5,075,351	714,849
Non-current liabilities:
Other liabilities	2(s),6	50,591	89,187	12,562
Deferred tax liabilities	6, 19	517,926	497,955	70,135
Total non-current liabilities (including non-current liabilities of consolidated VIEs without recourse to Autohome WFOE, Chezhiying WFOE or TTP WFOE of RMB48,461 and RMB43,967 (US$6,192) as of December 31, 2022 and 2023, respectively)		568,517	587,142	82,697
Total liabilities (including total liabilities of consolidated VIEs without recourse to Autohome WFOE, Chezhiying WFOE or TTP WFOE of RMB403,391 and RMB469,383 (US$66,110) as of December 31, 2022 and 2023, respectively)		4,627,193	5,662,493	797,546
Commitments and contingencies	13

The accompanying notes are an integral part of these consolidated financial statements.

AUTOHOME INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$
Mezzanine equity:
Convertible redeemable noncontrolling interests	20	1,605,639	1,758,933	247,741

Shareholders’ equity:
Ordinary shares (par value of US$0.0025 per share; 400,000,000,000 ordinary shares authorized; 492,742,468 and 483,398,100 ordinary shares issued and outstanding, as of December 31, 2022 and 2023, respectively)	2(a),15	8,550	8,599	1,211
Additional paid-in capital		8,064,283	8,211,583	1,156,577
Treasury stock	15	(750,337)	(1,336,097)	(188,185)
Accumulated other comprehensive income		369,643	442,634	62,344
Retained earnings		16,196,703	16,601,468	2,338,268
Total Autohome Inc. shareholders’ equity		23,888,842	23,928,187	3,370,215
Noncontrolling interests	19	(405,855)	(513,882)	(72,379)
Total equity		23,482,987	23,414,305	3,297,836
Total liabilities, mezzanine equity and equity		29,715,819	30,835,731	4,343,123

The accompanying notes are an integral part of these consolidated financial statements.

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data, continued)

		Year ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$
Net revenues:	2(o)
Media services		2,011,446	1,963,289	1,870,819	263,499
Leads generation services		2,988,075	3,056,924	3,111,805	438,289
Online marketplace and others		2,237,483	1,920,615	2,201,511	310,076
Total net revenues (including related party transactions of RMB417,051, RMB226,539 and RMB134,378(US$18,927) for the years ended December 31, 2021, 2022 and 2023, respectively)		7,237,004	6,940,828	7,184,135	1,011,864
Cost of revenues (including related party transactions of RMB68,639, RMB64,876 and RMB62,372 (US$8,785) for the years ended December 31, 2021, 2022 and 2023, respectively)	14	(1,047,892)	(1,235,173)	(1,411,881)	(198,859)
Gross profit		6,189,112	5,705,655	5,772,254	813,005
Operating expenses:
Sales and marketing expenses		(2,759,905)	(2,866,206)	(3,012,479)	(424,299)
General and administrative expenses (including provision for doubtful accounts of RMB53,294 and RMB8,828 for the years ended December 31, 2021 and 2022, respectively, and reversal of allowance for doubtful accounts of RMB24,359 (US$3,431) for the years ended December 31, 2023)		(543,799)	(502,340)	(537,979)	(75,773)
Product development expenses		(1,398,037)	(1,417,094)	(1,348,472)	(189,928)
Total Operating expenses (including related party transactions of RMB108,955, RMB126,812 and RMB128,155 (US$18,050) for the years ended December 31, 2021, 2022 and 2023, respectively)		(4,701,741)	(4,785,640)	(4,898,930)	(690,000)
Other operating income, net	2(aa)	294,241	327,507	264,101	37,198
Operating profit		1,781,612	1,247,522	1,137,425	160,203
Interest and investment income, net (including related party transactions of RMB136,613, RMB143,848 and RMB202,304 (US$28,494) for the years ended December 31, 2021, 2022 and 2023, respectively)	19	395,245	565,090	831,006	117,045
Earnings/(loss) from equity method investments		301	(49,766)	29,133	4,103
Income before income taxes		2,177,158	1,762,846	1,997,564	281,351
Income tax (expense)/benefit	6	(34,006)	61,780	(72,155)	(10,163)
Net income		2,143,152	1,824,626	1,925,409	271,188
Net loss attributable to noncontrolling interests		105,633	30,548	9,901	1,395
Net income attributable to Autohome Inc.		2,248,785	1,855,174	1,935,310	272,583
Accretion of mezzanine equity	20	(411,792)	(137,610)	(153,294)	(21,591)
Accretion attributable to noncontrolling interests		311,573	89,612	98,071	13,813
Net income attributable to ordinary shareholders		2,148,566	1,807,176	1,880,087	264,805
Earnings per share attributable to ordinary shareholders:
Basic	17	4.30	3.62	3.84	0.54
Diluted	17	4.29	3.62	3.83	0.54
Earnings per ADS attributable to ordinary shareholders (one ADS equals four ordinary shares)
Basic	17	17.19	14.48	15.35	2.16
Diluted	17	17.17	14.47	15.31	2.16
Weighted average number of shares used to compute earnings per share attributable to ordinary shareholders:
Basic	17	499,861,764	499,160,564	489,952,172	489,952,172
Diluted	17	500,481,540	499,666,792	491,252,460	491,252,460
Net income		2,143,152	1,824,626	1,925,409	271,188
Other comprehensive income/(loss)
Foreign currency translation adjustments		(106,893)	418,931	72,936	10,273
Comprehensive income		2,036,259	2,243,557	1,998,345	281,461
Comprehensive loss attributable to noncontrolling interests		100,326	31,165	9,956	1,402
Comprehensive income attributable to Autohome Inc.		2,136,585	2,274,722	2,008,301	282,863

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		Year ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income		2,143,152	1,824,626	1,925,409	271,188
Adjustments to reconcile net income to net cash from operating activities:
Depreciation of property and equipment		225,310	226,086	167,775	23,631
Amortization of intangible assets		83,710	79,104	76,688	10,801
Amortization of operating lease assets		122,144	118,828	108,111	15,227
Gain on disposal of property and equipment		(1,203)	(1,109)	(874)	(123)
Provision for doubtful accounts		53,294	8,828	(24,359)	(3,431)
(Earnings)/loss from equity method investments		(301)	49,766	(29,133)	(4,103)
Impairment of long-term investments		—	1,696	—	—
Fair value change of short-term investments		107,526	116,510	(29,699)	(4,183)
Share-based compensation		206,060	168,890	195,092	27,478
Deferred income taxes		(151,188)	(148,340)	(49,963)	(7,037)
Changes in operating assets and liabilities:
Accounts receivable		931,432	203,581	479,943	67,599
Amounts due from related parties, current		(36,073)	33,732	33,205	4,677
Prepaid expenses and other current assets		1,046	(149,766)	(244,111)	(34,382)
Amounts due from related parties, non-current		10,634	(1,890)	(6,629)	(934)
Other non-current assets		3,177	(101,497)	(192,988)	(27,182)
Accrued expenses and other payables		(432,192)	534,285	366,969	51,686
Advance from customers		(3,865)	(27,323)	9,332	1,314
Deferred revenue		237,346	(405,882)	(345,550)	(48,670)
Income tax payable		148,165	17,779	(23,861)	(3,361)
Amounts due to related parties		(47,998)	(4,801)	(2,524)	(355)
Other liabilities		(76,242)	21,972	38,596	5,436
Net cash generated from operating activities		3,523,934	2,565,075	2,451,429	345,276
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		(218,798)	(116,503)	(78,567)	(11,066)
Proceeds from disposal of property and equipment		1,030	1,721	921	130
Purchase of intangible assets		(810)	(1,039)	(329)	(46)
Cash consideration paid for the TTP acquisition, net of cash acquired		(77,444)	—	—	—
Acquisition of equity-method investment		—	(400,000)	—	—
Purchase of short-term investments		(27,082,428)	(18,945,702)	(17,512,173)	(2,466,538)
Maturity of short-term investments		23,565,437	16,352,106	18,590,497	2,618,417
Net cash (used in)/generated from investing activities		(3,813,013)	(3,109,417)	1,000,349	140,897
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of share options		37,032	748	296	42
Payment of dividends		(673,375)	(421,680)	(490,990)	(69,154)
Proceeds from issuance of ordinary shares	1	3,565,843	—	—	—
Payments for repurchase of ordinary shares	15	(31,204)	(719,133)	(633,799)	(89,269)
Net cash generated from/(used in) financing activities		2,898,296	(1,140,065)	(1,124,493)	(158,381)
Effect of exchange rate changes on cash and cash equivalents and restricted cash		(46,809)	168,325	(14,612)	(2,059)
Net increase/(decrease) in cash and cash equivalents and restricted cash		2,562,408	(1,516,082)	2,312,673	325,733
Cash and cash equivalents and restricted cash at beginning of year		1,769,148	4,331,556	2,815,474	396,552
Cash and cash equivalents and restricted cash at end of year		4,331,556	2,815,474	5,128,147	722,285
Supplemental disclosures of cash flow information:
Income taxes paid		340,215	284,332	199,916	28,158
Purchase of fixed assets included in accrued expenses and other payables		18,624	4,743	35,216	4,960
Dividends declared but not paid		—	—	984,332	138,640
Cash paid for operating lease cost		137,693	125,448	113,000	15,916
Right-of-use assets acquired under operating leases		38,023	107,351	192,100	27,057

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

.	Note	Ordinary shares		Additional capital	Treasury	Accumulated other comprehensive	Retained	Noncontrolling	Total
		Shares	Amount	paid-in	stock	income	earnings	interests	equity
		Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020		479,219,628	8,089	4,089,763	—	62,295	13,336,016	126,821	17,622,984
Net income		—	—	—	—	—	2,248,785	(105,633)	2,143,152
Other comprehensive (loss)/income		—	—	—	—	(112,200)	—	5,307	(106,893)
Dividends declared (US$0.87 per ADS)		—	—	—	—	—	(673,375)	—	(673,375)
Exercise and vesting of share-based awards		1,890,028	32	36,547	—	—	—	—	36,579
Share-based compensation		—	—	206,060	—	—	—	—	206,060
Issuance of ordinary shares, net of issuance costs	1	24,738,400	402	3,553,857	—	—	—	—	3,554,259
Repurchase of ordinary shares	15	(664,268)	—	—	(31,204)	—	—	—	(31,204)
Accretion of redeemable noncontrolling interests		—	—	—	—	—	(100,219)	(311,573)	(411,792)
Balance as of December 31, 2021		505,183,788	8,523	7,886,227	(31,204)	(49,905)	14,811,207	(285,078)	22,339,770
Net income		—	—	—	—	—	1,855,174	(30,548)	1,824,626
Other comprehensive income/(loss)		—	—	—	—	419,548	—	(617)	418,931
Dividends declared (US$0.53 per ADS)		—	—	—	—	—	(421,680)	—	(421,680)
Exercise and vesting of share-based awards		1,639,720	27	717	—	—	—	—	744
Share-based compensation		—	—	168,890	—	—	—	—	168,890
Adjustment of issuance costs		—	—	8,449	—	—	—	—	8,449
Repurchase of ordinary shares	15	(14,081,040)	—	—	(719,133)	—	—	—	(719,133)
Accretion of redeemable noncontrolling interests		—	—	—	—	—	(47,998)	(89,612)	(137,610)
Balance as of December 31, 2022		492,742,468	8,550	8,064,283	(750,337)	369,643	16,196,703	(405,855)	23,482,987
Net income		—	—	—	—	—	1,935,310	(9,901)	1,925,409
Other comprehensive income/(loss)		—	—	—	—	72,991	—	(55)	72,936
Dividends declared (US$0.58 per ADS)		—	—	—	—	—	(1,475,322)	—	(1,475,322)
Exercise and vesting of share-based awards		2,817,856	49	247	—	—	—	—	296
Share-based compensation		—	—	195,092	—	—	—	—	195,092
Repurchase of ordinary shares	15	(12,162,224)	—	(48,039)	(585,760)	—	—	—	(633,799)
Accretion of redeemable noncontrolling interests		—	—	—	—	—	(55,223)	(98,071)	(153,294)
Balance as of December 31, 2023		483,398,100	8,599	8,211,583	(1,336,097)	442,634	16,601,468	(513,882)	23,414,305
Balance as of December 31, 2023, in US$			1,211	1,156,577	(188,185)	62,344	2,338,268	(72,379)	3,297,836

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

As of December 31, 2023, Autohome Inc. had 483,398,100 issued and outstanding ordinary shares after considering the effects of the Share Subdivision as detailed in Note 2(a). Yun Chen is the Company’s controlling shareholder who held 46.5% of the total equity interest and a significant percentage of the voting rights in the Company as of December 31, 2023, by which it has substantial influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company’s assets, election of directors and other significant corporate actions.

The Company, through its subsidiaries, VIEs and VIEs’ subsidiaries, is engaged in the provision of media services, leads generation services and online marketplace and others.

As of December 31, 2023, the following table sets forth the Company’s principal subsidiaries, principal VIEs and VIEs’ subsidiaries:

Entity	Date of incorporation or acquisition	Place of incorporation	Percentage of direct ownership by the Company
Principal Subsidiaries
Cheerbright International Holdings Limited (“Cheerbright”)	June 13, 2006	British Virgin Islands	100%
Autohome Link Inc.	January 29, 2015	Cayman Islands	100%
Autohome (Hong Kong) Limited (“Autohome HK”)	March 16, 2012	Hong Kong	100%
Autohome Link Hong Kong Limited	February 16, 2015	Hong Kong	100%
Autohome Media Limited (“Autohome Media”)	October 18, 2013	Hong Kong	100%
TTP Car Inc. (“TTP”)	June 12, 2015	Cayman Islands	51% (Note)
Auto Pai Ltd.	September 25, 2020	British Virgin Islands	51%
TTP Car (HK) Limited	June 23, 2015	Hong Kong	51%
Beijing Cheerbright Technologies Co., Ltd. (“Autohome WFOE”)	September 1, 2006	Mainland China	100%
Autohome Shanghai Advertising Co., Ltd. (“Shanghai Advertising”)	September 29, 2013	Mainland China	100%
Beijing Prbrownies Software Co., Ltd.	November 12, 2013	Mainland China	100%
Beijing Autohome Technologies Co., Ltd.	November 12, 2013	Mainland China	100%
Beijing Autohome Advertising Co., Ltd.	November 13, 2013	Mainland China	100%
Beijing Chezhiying Technology Co., Ltd. (“Chezhiying WFOE”)	May 26, 2015	Mainland China	100%
Guangzhou Chezhihuitong Advertising Co., Ltd.	August 20, 2018	Mainland China	100%
Hainan Chezhiyitong Information Technology Co., Ltd.	August 20, 2018	Mainland China	100%
Tianjin Autohome Software Co., Ltd.	October 15, 2018	Mainland China	100%
Autohome Zhejiang Advertising Co., Ltd.	December 19, 2018	Mainland China	100%
Shanghai Chezhitong Information Technology Co., Ltd.	September 16, 2020	Mainland China	100%
Shanghai Jinpai E-commerce Co., Ltd. (“TTP WFOE”)	July 31, 2015	Mainland China	51%

Principal VIEs and VIEs’ subsidiaries	Date of incorporation or acquisition	Place of incorporation	Percentage of indirect economic interest
Beijing Autohome Information Technology Co., Ltd. (“Autohome Information”)	August 28, 2006	Mainland China	100%
Beijing Shengtuo Hongyuan Information Technology Co., Ltd. (“Shengtuo Hongyuan”)	November 8, 2010	Mainland China	100%
Shanghai Tianhe Insurance Brokerage Co., Ltd.	September 21, 2017	Mainland China	100%
Shanghai Jinwu Auto Technology Consultant Co., Ltd. (“Shanghai Jinwu”)	September 20, 2007	Mainland China	51%
Shanghai Jinyou Auto Technology Consultant Co., Ltd. (“Shanghai Jinyou”)	December 3, 2021	Mainland China	51%

Note: Please refer to Note 19 for the disclosure of acquisition.

The Company provides media services, leads generation services and online marketplace and others through its websites and mobile applications. These services are primarily offered to automakers and dealers, advertising agencies that represent automakers and dealers in the automobile industry, and financial institutions. The Company’s principal geographic market is in mainland China. Autohome Inc. does not conduct any substantive operations of its own but conducts its primary business operations through its principal subsidiaries, the VIEs and VIEs' subsidiaries.

Mainland China laws and regulations prohibit or restrict foreign ownership of internet content businesses. To comply with these foreign ownership restrictions, the Company and its subsidiaries operate websites and mobile applications and conduct its business related to internet content services through VIEs. The paid-in capital of the VIEs was funded by the Company’s mainland China subsidiaries, Autohome WFOE, Chezhiying WFOE and TTP WFOE, through loans extended to the VIEs’ shareholders (“Nominee Shareholders”).

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

Autohome WFOE entered into a series of contractual agreements with Autohome Information and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in January 2024 by and between Autohome WFOE, Autohome Information, Mr. Quan Long, the Company’s chairman of the Board of Directors, and Mr. Youdong Wang, taking place of the previous contractual agreements entered into in February 2021 by and between Autohome WFOE, Autohome Information, Mr. Quan Long and Ms. Haiyun Lei (the previous individual nominee shareholder of Autohome Information).

Chezhiying WFOE also entered into a series of contractual agreements with Shengtuo Hongyuan and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in January 2024 by and between Chezhiying WFOE, Shengtuo Hongyuan, Mr. Quan Long, the Company’s chairman of the Board of Directors, and Mr. Youdong Wang, taking place of the previous contractual agreements entered into in February 2021 by and between Autohome WFOE, Autohome Information, Mr. Quan Long and Ms. Haiyun Lei (the previous individual nominee shareholder of Shengtuo Hongyuan).

In the end of December 2020, the Company acquired TTP, its subsidiaries and VIEs, which also conduct its business related to internet content services through VIEs. In August 2015, the then individual nominee shareholders of Shanghai Jinwu, entered into Equity Interest Purchase Agreements and Debt Transfer and Offset Agreements with Weiwei Wang, pursuant to which the then individual nominee shareholders transferred all of its equity interest of Shanghai Jinwu to Weiwei Wang. In August 2015, TTP WFOE, Shanghai Jinwu and Weiwei Wang, as the individual nominee shareholder of VIE, entered into a series of contractual agreements. In March and May of 2022, Weiwei Wang and Lan Zhang, as the individual nominee shareholders of Shanghai Jinyou, entered into a series of contractual agreements with TTP WFOE.

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

The following is a summary of the Contractual Arrangements that the Company, through its WFOEs, entered with the VIEs and their Nominee Shareholders:

Exclusive technology consulting and service agreements

Pursuant to the exclusive technology consulting and service agreements that have been entered into by the WFOEs and the VIEs, the VIEs have engaged the WFOEs as their exclusive provider of technical support and management consulting services. In addition, the WFOEs shall provide the necessary financial support to the VIEs whether or not the VIEs incur any losses, and not request for repayment if the VIEs are unable to do so. The VIEs shall pay to the WFOEs service fees calculated based on such VIE’s revenues reduced by its value-added taxes and surcharges, operating expenses and an appropriate amount of retained profit that is determined pursuant to the Company’s tax planning strategies and relevant tax laws. The service fees can be adjusted by the WFOEs unilaterally. The WFOEs shall exclusively own any intellectual property arising from the performance of these agreements. This agreement has 30-year term that can be automatically extended for another 10 years at the option of the WFOEs. The agreement can only be terminated mutually by the parties in writing. During the term of the agreement, the VIEs may not enter into any agreement with third parties for the provision of any technical or management consulting services without prior consent of the WFOEs.

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

Equity option agreements

Pursuant to the equity option agreements entered into among the Nominee Shareholders of the VIEs, VIEs and the WFOEs, the Nominee Shareholders jointly and severally granted to the WFOEs an option to purchase their equity interests in the VIEs. The purchase price will be offset against the loan repayments under the loan agreements. If the transfer price of the equity interest is greater than the loan amount, the Nominee Shareholders are required to immediately return the received transfer price in excess of the loan amount to the WFOEs or any person designated by the WFOEs. The WFOEs may exercise such option at any time until it has acquired all equity interests of the VIEs or freely transfer the option to any third party and such third party may assume the right and obligations of the option agreement. In addition, dividends and distributions are not permitted without the prior consent of the WFOEs, to the extent there is a dividend or distribution, the Nominee Shareholders will remit the amounts in full to the WFOEs immediately. In the event of liquidation or dissolution of the VIEs, all assets shall be sold to the WFOEs at the lowest selling price permitted by applicable mainland China law, and any proceeds from the transfer and any residual interests in the VIEs shall be remitted to the WFOEs immediately. The equity option agreements have an indefinite term and will terminate at the earlier of i) the date on which all of the equity interests have been transferred to the WFOEs or any person designated by the WFOEs; or ii) the unilateral termination by the WFOEs.

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

Power of attorney

Pursuant to the power of attorney, shareholders of the VIEs have given the WFOEs an irrevocable proxy to act on their behalf on all matters pertaining to the VIEs and to exercise all of their rights as shareholders of the VIEs, including the right to attend shareholders’ meetings, to exercise voting rights and to transfer all or a part of his equity interests in the VIEs.

Risk in relation to the VIE Structure

Internet content related businesses are subject to significant restrictions under current mainland China laws and regulations. Specifically, foreign investors are not allowed to own more than 50% equity interest in any Internet Content Provider (“ICP”) business.

The Company conducts its operations in China through Contractual Agreements entered into between the WFOEs and VIEs. If the Company or any of its current or future VIEs or subsidiaries are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant mainland China regulatory authorities would have certain discretion in dealing with such violations, including levying fines, confiscating the income of Autohome WFOE, Chezhiying WFOE, TTP WFOE and VIEs, revoking their business licenses or operating licenses, shutting down the Company’s servers or blocking the Company’s websites and mobile applications, discontinuing or placing restrictions or onerous conditions on the Company’s operations, requiring the Company to undergo a costly and disruptive restructuring, restricting the Company’s rights to use the proceeds from the offering to finance the Company’s business and operations in China, or enforcement actions that could be harmful to the Company’s business. Any of these actions could cause significant disruption to the Company’s business operations and severely damage the Company’s reputation, which would in turn materially and adversely affect the Company’s business and results of operations. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of VIEs or the Company’s right to receive their economic benefits, the Company would no longer be able to consolidate the VIEs.

In addition, if Autohome Information and its subsidiaries, Shengtuo Hongyuan and its subsidiaries, Shanghai Jinwu and Shanghai Jinyou or their shareholders fail to perform their obligations under the Contractual Agreements, the Company may have to incur substantial costs and expend resources to enforce the Company’s rights under the contracts. The Company may have to rely on legal remedies under mainland China law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these Contractual Agreements are governed by mainland China law and provide for the resolution of disputes through arbitration in mainland China. Accordingly, these contracts would be interpreted in accordance with mainland China law and any disputes would be resolved in accordance with mainland China legal procedures. As a result, uncertainties in the PRC legal system may limit the Company’s ability to enforce these Contractual Agreements. Under mainland China law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in mainland China courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Company is unable to enforce these Contractual Agreements, the Company may not be able to obtained a controlling financial interest in the VIEs and VIEs’ subsidiaries, and the Company’s ability to conduct its business may be negatively affected.

Based on the advice of the Company’s mainland China legal counsel, the corporate structure and Contractual Agreements of the Company’s VIEs and WFOEs in China are in compliance with all existing mainland China laws and regulations. Therefore, in the opinion of management, (i) the ownership structure of the Company and the VIEs are in compliance with existing mainland China laws and regulations; (ii) the Contractual Agreements with VIEs and their nominee shareholders are valid and binding, and will not result in any violation of mainland China laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing mainland China law and regulations in all material respects.

The VIEs contributed an aggregate of 13.1%, 12.7% and 13.5% of the consolidated net revenues for the years ended December 31, 2021, 2022 and 2023, respectively, after elimination of inter-company transactions. As of December 31, 2022, and 2023, the VIEs accounted for an aggregate of 7.6% and 7.3%, respectively, of the consolidated total assets, and 8.7% and 8.3%, respectively, of the consolidated total liabilities after elimination of inter-company balances.

Relevant mainland China laws and regulations restrict the VIEs from transferring a portion of its net assets to the Company in the form of loans and advances or cash dividends. Please refer to Note 16 for disclosure of restricted net assets.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows.

	As of December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Current assets	745,057	709,905	99,988
Non-current assets	1,837,711	1,789,401	252,032
Total assets	2,582,768	2,499,306	352,020
Accrued expenses and other payables	253,681	320,100	45,085
Advance from customers	65,150	68,543	9,654
Deferred revenue	36,099	36,773	5,179
Inter-company payables	569,034	389,566	54,870
Total current liabilities	923,964	814,982	114,788
Other liabilities	6,542	13,729	1,933
Deferred tax liabilities	41,919	30,238	4,259
Total non-current liabilities	48,461	43,967	6,192
Total liabilities	972,425	858,949	120,980
Net assets	1,610,343	1,640,357	231,040

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues
-Third-party revenues	948,520	882,276	968,869	136,462
-Inter-company revenues	131,524	160,272	179,587	25,294
Net loss	(89,397)	(85,283)	(112,791)	(15,886)

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	411,966	19,289	24,582	3,462
Net cash used in investing activities	(386,343)	(812,606)	(1,092,190)	(153,832)
Net cash generated from financing activities	163,424	666,853	1,115,463	157,110

The revenue-producing assets that are held by the VIEs comprise of customer relationship, trademarks, websites, domain names, operating license and servers.

The current assets of the VIEs included amounts due from Group companies of RMB333.17 million and RMB244.65 million (US$ 34.46 million), as of December 31, 2022 and 2023, respectively, which were eliminated upon consolidation by the Company. The current liabilities of the VIEs included amounts due to Group companies of RMB569.03 million and RMB389.57 million (US$54.87 million), as of December 31, 2022 and 2023, respectively, which were eliminated upon consolidation by the Company. There was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs. Creditors of the VIEs have no recourse to the general credit of the WFOEs, which are the primary beneficiaries of the VIEs. The WFOEs did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the years presented.

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

(d)
Foreign Currency

The functional currency of Autohome Inc., its Cayman subsidiaries and Cheerbright, is the United States dollar (“US$”), whereas the Company’s subsidiaries, the VIEs and VIEs’ subsidiaries with operations in mainland China, Hong Kong, and other jurisdictions generally use their respective local currencies as their functional currencies as determined based on the criteria of ASC 830, Foreign Currency Matters. The Company uses the RMB as its reporting currency. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses are included in other operating income, net in the consolidated statements of comprehensive income.

Assets and liabilities of the Company and Company’s subsidiaries, other than the subsidiaries with the functional currency of RMB, are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at monthly average exchange rates prevailing during the fiscal year.

(e)
Convenience Translation

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.0999 on December 29, 2023 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)
Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, and time deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities of three months or less.

(g)
Short-term Investments

Short-term investments represent bank deposits and adjustable-rate financial products with original maturities of less than 1 year that are measured at fair value. In accordance with ASC 825, Financial Instruments, for adjustable-rate financial products with the interest rate indexed to performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income as “interest and investment income, net”. As of December 31, 2023, the Company had an investment in an overdue financial product with fair value below its initial investment, and recognized the loss at “interest and investment income, net” of RMB164.07 million,

RMB73.26 million and RMB23.25 million (US$3.27 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

(h)
Restricted Cash and Consolidated Statements of Cash Flows

Restricted cash primarily represents cash deposits in a regulatory escrow account related to deposits or guarantees of third-parties, insurance brokerage services and litigation-related restricted balance.

The following table provides a reconciliation of the amount of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets to the total of the same such amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB		US$
	(in thousands)
Amounts shown in Consolidated Balance Sheets:
Cash and cash equivalents	4,236,501	2,801,299	4,996,353		703,722
Restricted cash	95,055	14,175	131,794		18,563
Total cash, cash equivalents and restricted cash as shown in Consolidated Statements of Cash Flows	4,331,556	2,815,474	5,128,147	—	722,285

(i)
Fair Value Measurements of Financial Instruments

Financial instruments of the Company primarily comprise of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, prepaid expenses and other current assets excluding prepayments, other non-current assets excluding operating lease right-of-use assets, accrued expenses and other payables, and amounts due to related parties. The carrying values of these financial instruments excluding other non-current assets approximated their fair values due to the short-term maturity of these instruments.

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

(m)
Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Company’s goodwill at December 31, 2022 and 2023 was related to its acquisition of Cheerbright, China Topside and Norstar in June 2008, and its acquisition of TTP in December 2020. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present. Also, the Company has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly.

Goodwill is tested for impairment at the reporting unit level at least annually in the fourth quarter and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. These events or circumstances include a significant change in stock prices, business environment, legal factors, financial performances, competition, or events affecting the reporting unit. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit.

Management has determined that the Company represents the lowest level within the entity at which goodwill is monitored for internal management purposes. The Company applied the quantitative assessment and performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to it carrying amounts. The Company determines the fair value of the reporting unit based on its quoted stock price, and no impairment charge was recognized for the years ended December 31, 2021, 2022 and 2023.

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

Media services

Media services revenues mainly include revenues from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices. The majority of online advertising service contracts involve multiple deliverables or performance obligations presented on PC and mobile platforms and under different formats such as banner advertisements, links and logos, other media insertions and promotional activities that are delivered over different periods of time. Revenue is allocated among these different deliverables based on their relative standalone selling prices. The Company generally determines the standalone selling price as the observable price of a product or service charged to customers when sold on a standalone basis. Advertising services are primarily delivered based on cost per day (“CPD”) pricing model. For CPD advertising arrangements, revenue is recognized when the corresponding advertisements are published over the stated displaying period. For cost per thousand impressions (“CPM”) model, revenue is recognized when the advertisements are displayed and based on the number of times that the advertisement has been displayed. For cost-per-click (“CPC”) model, revenue is recognized when the user clicks on the customer-sponsored links and based on the number of clicks. For certain marketing campaigns and promotional activities services, revenue is recognized when the corresponding services have been rendered.

Leads generation services

Leads generation services primarily include revenues from (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and (iii) used car listing services. Under the dealer subscription services, the Company makes available throughout the subscription period a webpage linked to its websites and mobile applications where the dealers can publish information such as the pricing of their products, locations and addresses and other related information. Usually, advanced payment is made for the dealer subscription services and revenue is recognized over time on a straight-line basis as services are constantly provided over the subscription period. For the advertising services sold to individual dealers, revenue is recognized when the advertising is published over the stated displaying period. The used car listing services primarily include listing and displaying of used vehicles, generation of sales leads, etc. for sellers through the Company’s platform. The used car platform acts as a user interface that allows potential used car buyers to identify listings that meet their specific requirements and contact the sellers. The service fee is charged per the number of displayed days, or quantity of sales leads delivered. Revenue is recognized respectively over the stated displaying period or at a point in time upon the delivery of sales leads.

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

For the auto-financing business, the Company provides a platform which serves as a bridge to match users and automobile sellers that have auto financing needs with the Company’s cooperative financial institutions that offer a variety of products covering merchant loans, consumer loans, leases and insurance services. The auto-financing service fee is charged on a per sale or lead basis, and the service fee is recognized at a point in time when the sales leads are delivered or upon the successful facilitation of transaction. The Company is not involved in providing the loans and has no further obligation once the revenue for the sales leads or transaction commissions has been recognized.

Contract Balances and Accounts Receivable

Payment terms and conditions vary by contract and service types. Generally, excluding dealer subscription and used car listing, the rest of service contracts usually require payment within several months of service delivery. The term between billings and when payment is due is not significant and the Company generally does not provide significant financing terms. Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Company has satisfied its performance obligations and has the unconditional right to payment. Payments in advance of revenue recognition are recorded as deferred revenue and recognized as revenue along with the fulfillment of performance obligations. Deferred revenue is primarily related to the advanced payment related to dealer subscription services and used car listings under leads generation services. Most of the beginning balance of deferred revenue of RMB1,147.13 million (US$161.57million) was recognized as revenue for the year ended December 31, 2023, and the unrecognized part was immaterial.

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

Practical Expedients and Exemptions

The Company has elected to use the practical expedient to not disclose the remaining performance obligations for contracts that have durations of one year or less. Performance obligations to be recognized over a period in excess of one year are immaterial as of December 31, 2022 and 2023.

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

(p)
Cost of Revenues

Cost of revenues primarily consist of (i) operational costs, (ii) content costs, (iii) bandwidth and Internet Data Center (“IDC”) fees, (iv) tax surcharges and (v) depreciation & amortization expenses and others. Operational costs primarily include the transaction fees incurred on our platform, execution costs of service contracts, salaries and benefits, and share-based compensation expenses of related employees. Content costs are costs directly related to purchasing and producing the professionally-generated content displayed on our websites and mobile applications.

(q)
Advertising Expenditures

Advertising expenditures which amounted to RMB1,341.62 million, RMB1,397.96 million and RMB1,429.06 million (US$201.28 million) for the years ended December 31, 2021, 2022 and 2023, respectively, are expensed as incurred and are included in sales and marketing expenses.

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

The Company determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. The Company has operating leases for office buildings and data centers and has no finance leases as of December 31, 2022 and 2023. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

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

As of December 31, 2022 and 2023, the Company recognized the following items related to operating lease in its consolidated balance sheets.

	As of December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Operating lease ROU assets	115,118	199,305	28,072
Operating lease liabilities, current portion	59,798	106,953	15,064
Operating lease liabilities, non-current portion	50,591	89,187	12,562

Lease cost recognized in the Company’s consolidated statements of comprehensive income is summarized as follows:

		Year ended December 31,
		2021	2022	2023
	Classification	RMB	RMB	RMB	US$
		(in thousands)
Operating lease cost		131,529	128,081	119,484	16,829
	Cost of revenues	28,798	21,695	15,193	2,140
	Operating expenses	102,731	106,386	104,291	14,689
Cost of other leases with terms less than one year		99,923	87,603	91,815	12,932
	Cost of revenues	88,567	79,274	82,975	11,687
	Operating expenses	11,356	8,329	8,840	1,245

Maturities of operating lease liabilities as of December 31, 2023 are as follows:

	Amounts
	RMB	US$
	(in thousands)
2024	111,367	15,686
2025	75,179	10,589
2026	20,556	2,895
2027	1,241	175
Total lease payments	208,343	29,345
Less imputed interest	(12,203)	(1,719)
Total	196,140	27,626

As of December 31, 2022 and 2023, the Company’s weighted-average remaining lease term was 1.70 and 1.92 years, and weighted-average discount rate was 6.71% and 5.75%, respectively.

As of December 31, 2022 and 2023, the Company does not have any significant operating or finance leases that have not yet commenced. The Company’s lease agreements do not contain any material variable lease payments, material residual value guarantees or material restrictive covenants.

The Company leased office buildings and data centers from its related party, Ping An Company for a total amount of RMB138.01 million, RMB151.78 million and RMB157.53 million (US$22.19million) for the years ended December 31, 2021, 2022 and 2023, respectively.

(t)
Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. For reconciliation of tax computed by applying the respective statutory income tax rate to pre-tax income, please see “TAXATION” under Note 6 to our audited consolidated financial statements.

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

(u)
Earnings Per Share

Earnings per share are calculated in accordance with ASC 260, Earnings per Share. Basic earnings per share are computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per ordinary share reflects the potential dilution that could occur if incremental ordinary shares were issued upon the exercise of nonvested share-based awards. The dilutive effect of outstanding share-based awards is reflected in the diluted earnings per share by application of the treasury stock method.

(v)
Comprehensive Income

Comprehensive income is defined to include all changes in shareholders’ equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income includes foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income. There have been no reclassifications out of accumulated other comprehensive income to net income for the years presented.

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

(x)
Segment Reporting

In accordance with ASC 280, Segment Reporting, the Company’s chief operating decision maker has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Company as a whole; hence, the Company has only one operating segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets and revenue are substantially located in and derived from mainland China, no geographical segments are presented.

(y)
Employee Benefits

The full-time employees of the Company’s mainland China subsidiaries, the VIEs and VIEs’ subsidiaries are entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant mainland China regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total expenses for the employee benefits plans were RMB418.52 million, RMB432.06 million and RMB435.45 million (US$61.34 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

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

(aa)
Other operating income, net

Value Added Tax (“VAT”) refunds are presented as a component of other operating income, net. For Beijing Prbrownies Software Co., Ltd. (“Beijing Prbrownies”) and Tianjin Autohome Software Co., Ltd. (“Tianjin Autohome”), they are subject to 13% VAT for the dealer subscription services and other services, which were sold in the form of software products. Beijing Prbrownies and Tianjin Autohome are entitled to an immediate 10% VAT refund, which is a refund in excess of 3% VAT on the total VAT payable, after their registration of software products with relevant authorities and obtaining a refund approval from the local tax bureau. For the years ended December 31, 2021, 2022 and 2023, RMB231.45 million, RMB223.93 million and RMB233.92 million (US$32.95 million) of VAT refunds were recorded as other operating income, net.

Other operating income, net also includes government grants, which primarily represent subsidies and tax refunds for operating a business in certain jurisdictions and fulfilment of specified tax payment obligations. These grants are not subject to any specific requirements and are recorded when received. For the years ended December 31, 2021, 2022 and 2023, RMB51.69 million, RMB56.41 million and RMB27.18million (US$3.83 million) of government grants were recorded as other operating income, net.

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

(dd)
Mezzanine Equity

The Company’s acquired subsidiary had issued preferred shares to the Company and other shareholders (Note 20), which could be converted into ordinary shares or redeemed by such shareholders. Therefore, these preferred shares were accounted for as convertible redeemable noncontrolling interests in the consolidated balance sheets.

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

(ee)
Recent Accounting Pronouncements

In November, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segments Disclosures.” This standard provides guidance on incremental disclosures related to a public entity’s reportable segments but does not change the definition of a segment, the method for determining segments, or the criteria for aggregating operating segments into reportable segments. The FASB issued the new guidance primarily to improve the disclosures about a public entity’s reportable segments and provide financial statement users with more disaggregated information about a public entity’s reportable segment’s expenses. The standard is effective for fiscal years beginning after December 31, 2023 and interim periods in fiscal years beginning December 31, 2024. Early adoption is permitted, and the disclosures in this standard are required to be applied on a retrospective basis. The Company is currently evaluating the potential impact this standard will have on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which requires disaggregated income tax disclosure of specific categories on the effective tax rate reconciliation income taxes paid. This standard is effective for annual periods beginning after December 15, 2024. Early adoption is permitted, and the disclosures in this standard are required to be applied on a prospective basis with the option to apply the standard retrospectively. The Company is currently evaluating the potential impact this standard will have on its consolidated financial statements and related disclosures.

In March, 2024, the SEC adopted its rules covering climate-related disclosures which require registrants to provide certain climate-related disclosures in registrants’ SEC filings. The rules require registrants to disclose strategy, governance, risk management, targets and goals, greenhouse gas emissions, and financial statement effects. The rules provide phased effective dates and transition provisions, with some entities required to adopt most elements of the new rules as early as 2025. The Company is currently evaluating the potential impact this standard will have on its consolidated financial statements and related disclosures.

(ff)
Concentration of Risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and other receivables, and amounts due from related parties. As of December 31, 2022, and 2023, cash and cash equivalents, restricted cash and short-term investments altogether amounting to RMB22,095.07 million and RMB23,680.50 million (US$3,335.33 million), respectively, were deposited with various major reputable financial institutions located in mainland China and international financial institutions outside of mainland China. Management believes that these financial institutions are of high credit quality and continually monitors the creditworthiness of these financial institutions. The Company’s total cash and cash equivalents, restricted cash, and short-term investments held at top three financial institutions in mainland China, representing 23.8%, 20.3% and 15.7% of the Company’s total cash and cash equivalents, restricted cash, and short-term investments as of December 31, 2023, respectively. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In the event of bankruptcy of one of the banks which holds the Company’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on mainland China laws. The Company continues to monitor the financial strength of these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers, which are exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring process of outstanding balances. The Company maintains reserves for allowance of doubtful accounts and these allowances have generally been within expectations. There was nil and one customer that individually represented greater than 10% of the total accounts receivable as of December 31, 2022 and 2023.

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

There was no customer that individually represented greater than 10% of the total net revenues for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Most of the cash and cash equivalents and short-term investments held by mainland China subsidiaries and the VIEs are denominated in RMB, while a portion of cash and cash equivalents and short-term investments held by mainland China subsidiaries and the VIEs are denominated in US$. Cash distributed outside of mainland China by onshore subsidiaries and the VIEs is subject to withholding tax upon dividend payable.

Foreign Currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, short-term investments, and dividend payable denominated in the U.S. dollars. There was appreciation of 2.4%, depreciation of 7.6%, and depreciation of 2.9% of the RMB against the U.S. dollars for the years ended December 31, 2021, 2022 and 2023, respectively. Any significant appreciation or depreciation of the RMB may materially and adversely affect the Company’s earnings and financial position, and the value of, and any dividends payable on, the Company’s ADSs in U.S. dollars. For example, to the extent that the Company need to convert U.S. dollars it received from its initial public offering into RMB to pay its operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount it would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company’s earnings, which in turn could adversely affect the price of ADSs.

3.
FAIR VALUE MEASUREMENT

Assets measured at fair value on a recurring basis

	Fair Value Measurement at December 31, 2023 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2023
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cash equivalents
Time deposits	—	100,000	—	100,000	14,085
Short-term investments
Time deposits	—	16,005,923	—	16,005,923	2,254,387
Adjustable-rate financial products	—	2,540,702	—	2,540,702	357,850
Equity investments with readily determinable fair value	5,729	—	—	5,729	807
	5,729	18,646,625	—	18,652,354	2,627,129

	Fair Value Measurement at December 31, 2022 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2022
	RMB	RMB	RMB	RMB
	(in thousands)
Cash equivalents
Time deposits	—	796,460	—	796,460
Short-term investments
Time deposits	—	14,267,056	—	14,267,056
Adjustable-rate financial products	—	5,003,746	—	5,003,746
Equity investments with readily determinable fair value	8,790	—	—	8,790
	8,790	20,067,262	—	20,076,052

Other financial instruments

The followings are other financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

Financial assets, including accounts receivable, amounts due from related parties, prepaid expenses and other current assets excluding prepayments and staff advances, and other non-current assets excluding operating lease right-of-use assets, are not measured at fair value in the consolidated balance sheets, and the carrying values excluding other non-current assets approximated fair value due to their short-term maturity. Financial liabilities, including accrued expense and other payables, and amounts due to related parties, are also not measured at fair value in the consolidated balance sheets, and the carrying values approximated fair value due to their short-term maturity.

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

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for credit losses consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Accounts receivable (Note)	2,113,454	1,633,511	230,075
Allowance for credit losses	(185,755)	(161,022)	(22,679)
	1,927,699	1,472,489	207,396

Note: It contains notes receivables of RMB130.83 million, RMB263.84 million (US$37.16million) for the years ended December 31, 2022 and 2023, respectively.

The movements in the allowance for credit losses were as follows:

		Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Beginning balance	128,199	177,563	185,755	26,163
Additions charged to current expected credit loss	53,294	20,602	20,557	2,895
Reversal	—	(12,303)	(42,660)	(6,009)
Write off	(3,930)	(107)	(2,630)	(370)
Ending balance	177,563	185,755	161,022	22,679

5.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Tax prepayments	275,979	281,662	39,671
Prepaid expenses	23,067	23,633	3,329
Rental and other deposits	20,634	13,843	1,950
Receivables from third-party payment platform	17,927	29,430	4,145
Interest receivable	2,431	5,827	821
Other receivables	17,484	6,164	868
	357,522	360,559	50,784

6.
TAXATION

Enterprise income tax (“EIT”)

Cayman Islands

Autohome Inc. and certain of its subsidiaries are incorporated in the Cayman Islands and conduct substantially all of its business through its mainland China subsidiaries, the VIEs and VIEs’ subsidiaries. Under the current laws of the Cayman Islands, Autohome Inc. and its subsidiaries are not subject to tax on income or capital gains. In addition, upon payments of dividends by these entities to their shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Cheerbright and Auto Pai Ltd. were incorporated in the British Virgin Islands and conducts substantially all the business through its mainland China subsidiaries and VIEs. Under the current laws of the British Virgin Islands, they are not subject to tax on income or capital gains. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

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

Mainland China

Autohome WFOE, Chezhiying WFOE, Beijing Autohome Technologies Co., Ltd. (“Beijing Autohome Technologies”), Beijing Prbrownies, Hainan Chezhiyitong Information Technology Co., Ltd. (“Hainan Chezhiyitong”) and Tianjin Autohome are recognized as “High-New Technology Enterprise” (“HNTE”) and are eligible for a 15% preferential tax rate until 2024, 2023, 2023, 2023, 2025 and 2025, respectively, upon the completion of their filings with the relevant tax authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China.

Chezhiying WFOE, Hainan Chezhiyitong and Tianjin Autohome are recognized as software enterprise (“SE”) and could be exempt from income tax for the tax year of 2019 and 2020 and enjoyed a 50% reduction in the statutory income tax rate of 25% for the tax year from 2021 to 2023. Chezhiying WFOE and Hainan Chezhiyitong enjoyed a 50% reduction in the statutory income tax rate of 25% for the tax years of 2021 and 2022.They can continue to enjoy the 12.5% preferential tax rate for the tax year of 2023 provided that they maintain their status as a SE during each relevant tax year. Beijing Prbrownies, and Tianjin Autohome were accredited as key software enterprise (“KSE”) under the relevant mainland China laws and regulations as well in the tax filing of 2021 and 2022, which tax rate will continue to apply for so long as it maintains its KSE status during each relevant tax year. Beijing Prbrownies enjoyed a more preferential enterprise tax rate of 10% for the tax years of 2021 and 2022. Tianjin Autohome has enjoyed a tax exemption for the tax years of 2021 and 2022.

Except for the above-mentioned entities, the Company’s remaining mainland China subsidiaries and all the VIEs were subject to EIT at a rate of 25% for 2021, 2022 and 2023.

The management subsequently assessed and concluded that uncertain preferential tax rates for certain subsidiaries were able to be realized in the year of 2023 and a reversal of RMB156.45 million (US$22.03million) was recorded in the year of 2023, composed of current income tax expense of RMB180.15 million (US$25.37million) and deferred income tax benefit of RMB23.70 million (US$3.34 million). A reversal of RMB348.59 million and RMB207.67 million was also recorded in the year of 2021 and 2022, which composed of current income tax expense of RMB317.94 million and deferred income tax expense of RMB30.65 million, and current income tax expense of RMB 196.54 million and deferred income tax expense of RMB11.13 million, respectively.

The basic earnings per share effects related to the preferential tax rate were RMB1.11, RMB0.54 and RMB0.56 (US$0.08) after considering the effects of the Share Subdivision as detailed in Note 2(a) for the years ended December 31, 2021, 2022 and 2023, respectively.

The EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the mainland China are considered mainland China tax resident enterprises and subject to EIT at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, and other aspects of an enterprise. If the Company is deemed as a mainland China tax resident, it would be subject to mainland China tax under the EIT Law. The Company has analyzed the applicability of this law and believes that the chance of being recognized as a tax resident enterprise is remote for mainland China tax purposes.

The Company's subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted or substantially enacted in the countries where they operate and generate income.

The Company had minimal operations in jurisdictions other than the mainland China. Income/(loss) before income tax expense consists of:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Mainland China	2,328,917	1,724,835	1,813,055	255,364
Non-Mainland China	(151,759)	38,011	184,509	25,987
	2,177,158	1,762,846	1,997,564	281,351

The income tax expense/(benefit) is comprised of:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Current	185,194	86,560	122,118	17,200
Deferred	(151,188)	(148,340)	(49,963)	(7,037)
	34,006	(61,780)	72,155	10,163

The reconciliation of income tax expense/(benefit) for the years ended December 31, 2021, 2022 and 2023 is as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Income before income tax expense	2,177,158	1,762,846	1,997,564	281,351
Income tax expense computed at Mainland China statutory tax rates (25%)	544,290	440,713	499,391	70,338
Non-deductible expenses	28,725	60,268	44,435	6,259
Research and development expenses super-deduction	(185,801)	(234,179)	(220,773)	(31,095)
Change in valuation allowances	50,473	21,338	(3,674)	(518)
Outside basis difference	(1,111)	(5,652)	5,327	750
Effect of international tax rate difference	37,940	(16,835)	(45,900)	(6,465)
Effect of preferential tax rate	(552,567)	(267,490)	(276,110)	(38,889)
Effect of withholding tax on dividend	164,946	(1,667)	99,122	13,961
Other adjustments (Note)	(52,889)	(58,276)	(29,663)	(4,178)
Income tax expense/(benefit)	34,006	(61,780)	72,155	10,163

Note: This amount mainly represents tax adjustments relating to share-based compensation exercised in 2020,2021 and 2022, which can be recognized in calculating income tax expense when realized at the completion of the Company’s tax returns, in 2021,2022 and 2023, respectively.

Deferred tax

The significant components of deferred taxes are as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Deferred tax assets
Allowance for doubtful accounts	37,092	31,586	4,449
Accrued staff cost and expenses	134,799	108,733	15,315
Deferred revenue	11,570	12,525	1,764
Tax losses	497,871	446,091	62,831
VAT refund	4,840	8,308	1,170
Less: Valuation allowances	(420,566)	(311,645)	(43,895)
Total deferred tax assets	265,606	295,598	41,634

Deferred tax liabilities
Identifiable intangible assets arising from acquisition	41,350	30,239	4,259
Intangible assets and internally-developed software	21,181	12,721	1,792
Outside basis difference and others	428,474	433,801	61,100
Withholding income tax	26,921	21,194	2,984
Total deferred tax liabilities	517,926	497,955	70,135

In assessing the realizability of deferred tax assets, the Company has considered whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company records a valuation allowance to reduce deferred tax assets to a net amount that management believes is more-likely-than-not of being realizable based on the weight of all available evidence. The Company recorded valuation allowances against the deferred tax assets of mainland China subsidiaries, the VIEs and VIEs’ subsidiaries as of December 31, 2022 and 2023, respectively, due to the cumulative tax loss positions and insufficient forecasted future taxable income.

As of December 31, 2023, the Company had net operating losses of approximately RMB2,296.24 million (US$323.42 million), which can be carried forward to offset taxable income. The accumulated tax losses of subsidiaries in Mainland China were RMB2,264.37 million (US$318.93 million) as of December 31, 2023, which will expire, if unused, in the years ending December 31, 2024 through 2033.

Valuation allowance is provided against deferred tax assets when the Company determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. Movement of valuation allowance is as follow:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Valuation allowance
Balance at beginning of the year	(402,197)	(452,670)	(420,566)	(59,235)
Additions	(93,165)	(48,944)	(26,623)	(3,750)
Reversal and write off (Note)	42,692	81,048	135,544	19,090
Balance at ending of the year	(452,670)	(420,566)	(311,645)	(43,895)

Note: It mainly represents valuation allowances written off due to the expiration of unused tax losses.

Deferred tax liabilities arising from undistributed earnings

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIEs”) to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China. As of December 31, 2023, the Company’s Hong Kong subsidiary, Autohome Media was identified as qualified subsidiary, and dividends are subject to a withholding tax rate of 5%.

On November 4, 2019, the Company's Board of Directors approved an annual cash dividend policy. Under the policy, starting from 2020, the Company will declare and distribute a recurring cash dividend at an amount equivalent to approximately 20% of the Company's net income in the previous fiscal year. On February 16, 2023, the Company’s Board of Directors approved an amendment to change the annual cash dividend to a fixed amount of at least RMB500.00 million between 2022 and 2026. On December 12, 2023, the Company's Board of Directors also approved an amendment to its dividend policy, pursuant to which the total yearly cash dividend is expected to be no less than RMB1.5 billion from 2024 to 2026, with the exact amount to be determined by the board based on the then financial performance, cash position, and applicable foreign exchange laws and regulations in China, among other factors. In 2021, 2022 and 2023, the Company accrued RMB53.84 million, RMB26.92 million and RMB21.19 million (US$2.99million) of deferred income tax expenses associated with the expected cash dividend payment, respectively.

As of December 31, 2022 and 2023, the total amount of undistributed earnings from the Company’s mainland China subsidiaries, the VIEs and VIEs’ subsidiaries is considered to be permanently reinvested was RMB15,927.82 million and RMB15,770.89 million (US$2,221.28million), respectively. As of December 31, 2022 and 2023, determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical.

7.
PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
At cost:
Electronic equipment	678,753	721,976	101,688
Software	475,935	516,039	72,683
Leasehold improvements	86,826	87,817	12,369
Motor vehicles	8,318	8,702	1,226
Office equipment	2,372	2,401	338
	1,252,204	1,336,935	188,304
Less: Accumulated depreciation	(996,906)	(1,136,075)	(160,013)
	255,298	200,860	28,291

Depreciation expense was RMB225.31 million, RMB226.09 million and RMB167.78 million (US$23.63million) for the years ended December 31, 2021, 2022 and 2023, respectively.

8.
INTANGIBLE ASSETS, NET

The following tables present the Company’s intangible assets with definite lives as of the respective balance sheet dates:

	December 31, 2023
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB	US$
	(in thousands)
Technologies	202,100	(121,260)	80,840	11,386
Trademarks	175,308	(100,448)	74,860	10,544
Database	73,500	(44,100)	29,400	4,141
Customer relationship	46,900	(30,380)	16,520	2,327
Insurance brokerage license	28,133	(28,133)	—	—
Websites	27,000	(27,000)	—	—
Licensing agreements	3,086	(3,065)	21	3
Domain names	3,045	(2,538)	507	71
	559,072	(356,924)	202,148	28,472

	December 31, 2022
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB
	(in thousands)
Technologies	202,100	(80,840)	121,260
Trademarks	175,308	(87,480)	87,828
Database	73,500	(29,400)	44,100
Customer relationship	46,900	(22,120)	24,780
Insurance brokerage license	28,133	(28,133)	—
Websites	27,000	(27,000)	—
Domain names	3,101	(2,616)	485
Licensing agreements	3,024	(2,992)	32
	559,066	(280,581)	278,485

The Company obtained insurance brokerage license in 2017 through acquisition of Shanghai Tianhe Insurance Brokerage Co., Ltd., which was accounted for as asset acquisition. The Company acquired TTP on December 31, 2020 and identified the intangible assets of technologies, trademarks, customer relationship and database (Note 19). The intangible assets are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from approximately 2 to 15 years. Amortization expense was RMB83.71 million, RMB79.10 million and RMB76.69million (US$10.80million) for the years ended December 31, 2021, 2022 and 2023, respectively.

The annual estimated amortization expenses for the acquired intangible assets for each of the next five years are as follows:

	2024	2025	2026	2027	2028
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Amortization expenses	74,362	74,121	10,739	10,733	10,729

9.
LONG-TERM INVESTMENTS

As of December 31, 2022 and 2023, the Company holds several equity investments through its subsidiaries or VIEs, all of which were accounted for under the equity method since the Company can exercise significant influence but does not own a majority equity interest in or control them.

Guangzhou Ping An Consumer Equity Investment Partnership (L.P.)

In January, 2022, the Company entered into a limited partner interest subscription agreement, a limited partnership agreement and certain other auxiliary documents with Ping An Capital Co., Ltd. (the “Fund Manager”), pursuant to which the Company subscribed for RMB400 million worth of limited partner interests in an equity investment fund managed by the Fund Manager.

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

The carrying amount of all of the equity method investments was RMB419.2 million and RMB448.3 million (US$63.1 million) as of December 31, 2022 and 2023, respectively. The Company excluded the summarized information for these equity method investees as they were insignificant either individually or on an aggregated basis for all the years presented.

The impairment associated with the equity method investments was immaterial during any of the years presented.

10. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Operating lease right-of-use assets	115,118	199,305	28,072
Others	934	1,623	228
	116,052	200,928	28,300

11.
ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables are as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Accrued expenses	1,250,946	1,591,299	224,130
Accrued rebates	580,989	461,722	65,032
Payroll and welfare payable	508,598	577,671	81,363
Operating lease liabilities - current portion	59,798	106,953	15,064
VAT and surcharges payable	47,908	54,800	7,718
Users’ and third parties’ deposits	35,553	43,487	6,125
Deposit from customers	13,129	10,606	1,494
Professional service fees	8,644	26,681	3,758
Payable for purchase of fixed assets	5,359	39,795	5,605
Payable for exercise of share-based awards	4,402	2,714	382
Others	21,955	16,499	2,326
	2,537,281	2,932,227	412,997

12.
RELATED PARTY TRANSACTIONS

Yun Chen became the Company’s controlling shareholder in June 2016 and Yun Chen is a subsidiary of Ping An. Therefore Ping An Group became the Company’s related party since then.

During the years ended December 31, 2021, 2022 and 2023, related party transactions were as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Services provided to Ping An Group (a)	417,051	226,539	134,378	18,927
Services provided to other related parties	—	—	—	—
Net revenues from related parties	417,051	226,539	134,378	18,927

Services provided by and assets purchased from Ping An Group (b)	176,880	191,751	191,413	26,960
Services provided by and assets purchased from other related parties	714	2,378	94	13
Services provided by related parties	177,594	194,129	191,507	26,973

Interest income from Ping An Group	136,613	143,848	202,304	28,494

As of December 31, 2022 and 2023, balances with related parties were as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Amounts due from related parties, current
Ping An Group (c)	49,644	16,439	2,315

Amounts due from related parties, non-current
Ping An Group (c)	9,419	16,048	2,260

Amounts included in “Cash and cash equivalents” (d)	1,093,434	1,665,092	234,523
Amounts included in “Short-term investments” (d)	4,088,598	3,933,713	554,052
Amounts included in “Restricted cash” (d)	5,000	130,770	18,419

Amounts due to related parties
Ping An Group (e)	26,042	24,558	3,459
Other related parties	1,054	14	2
	27,096	24,572	3,461

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

14.
COST OF REVENUES

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)

Operational costs	520,805	548,309	696,197	98,057
Content costs	204,614	359,404	396,502	55,846
Bandwidth and IDC costs	105,343	113,150	110,508	15,565
Tax surcharges	39,240	97,379	95,147	13,401
Depreciation & amortization expenses and others	177,890	116,931	113,527	15,990
	1,047,892	1,235,173	1,411,881	198,859

15.
ORDINARY SHARES

As of December 31, 2023, Autohome Inc. had 483,398,100 issued and outstanding ordinary shares after considering the effects of the Share Subdivision as detailed in Note 2(a).

On November 18, 2021, the Company announced a share repurchase program under which the Company may repurchase up to US$200 million of its ADSs over the next twelve months through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. On November 3, 2022, the Board of Directors authorized an extension of the term of the share repurchase program for another twelve months to November 17, 2023.

The Company repurchased 6,726,883 ADSs (equal to 26,907,532 ordinary shares) from the open market with an aggregate purchase price of RMB1,384.14 million (US$200.00 million) till December 31, 2023. The repurchased shares have not been cancelled by the end of 2023 and are reflected as treasury stock. 2,000,000 ADSs of the treasury stock have been reserved for future issuance upon the exercise of share options and vesting of restricted shares during the year ended December 31, 2023, of which 229,508 ADSs had been reissued to employees and directors upon the exercise of share options and vesting of restricted shares.

16.
RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant mainland China statutory laws and regulations permit payments of dividends by the Company’s mainland China subsidiaries only out of its retained earnings, if any, as determined in accordance with mainland China accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s mainland China subsidiaries.

Under mainland China law, the Company’s mainland China subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The subsidiary is required to allocate at least 10% of their after-tax profits on an individual company basis as determined under mainland China accounting standards to the general reserve and has the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The Company’s VIEs in mainland China are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. As of December 31, 2021, 2022 and 2023, the Company’s mainland China subsidiaries, the VIEs and VIEs’ subsidiaries had appropriated RMB91.34 million, RMB93.59 million and RMB132.53 million (US$18.67 million), respectively, of retained earnings for its statutory reserves.

As a result of these mainland China laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s mainland China subsidiaries, the VIEs and VIEs’ subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2022 and 2023, the amounts of net assets restricted including the paid-up capital, additional paid-in capital and the statutory reserve funds of the Company’s mainland China subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, were RMB5,162.55 million and RMB5,073.21 million (US$714.55million), respectively.

Furthermore, cash transfers from the Company’s mainland China subsidiaries to their parent companies outside of China are subject to mainland China government control of currency conversion. Shortages in availability of foreign currency may temporarily restrict the ability of the mainland China subsidiaries, the VIEs and VIEs’ subsidiaries to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

17. EARNINGS PER SHARE/ADS

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Basic earnings per share:
Numerator:
Net income attributable to ordinary shareholders	2,148,566	1,807,176	1,880,087	264,805
Denominator:
Weighted average ordinary shares outstanding	499,861,764	499,160,564	489,952,172	489,952,172
Basic earnings per share	4.30	3.62	3.84	0.54
Diluted earnings per share:
Numerator:
Net income attributable to ordinary shareholders	2,148,566	1,807,176	1,880,087	264,805
Denominator:
Weighted average ordinary shares outstanding	499,861,764	499,160,564	489,952,172	489,952,172
Dilutive effect of share-based awards	619,776	506,228	1,300,288	1,300,288
Weighted average number of shares outstanding-diluted	500,481,540	499,666,792	491,252,460	491,252,460
Diluted earnings per share	4.29	3.62	3.83	0.54

Earnings per ADS
Net income per ADS – basic (RMB)	17.19	14.48	15.35	2.16
Net income per ADS – diluted (RMB)	17.17	14.47	15.31	2.16

The effects of 455,824, 1,484,748 and 1,181,760 stock options were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the years ended December 31, 2021, 2022 and 2023, respectively. The effects of 1,407,232, 4,161,652 and 2,051,810 restricted shares were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the years ended December 31, 2021, 2022 and 2023, respectively.

18.
SHARE-BASED COMPENSATION

In order to provide additional incentives to employees and to promote the success of the Company’s business, the Company adopted a share incentive plan in 2011 (the “2011 Plan”), a share incentive plan in 2013 (the “2013 Plan”), Amended and Restated 2016 Share Incentive Plan (the “2016 Plan”) and 2016 Share Incentive Plan II (the “2016 Plan II”) in 2016, collectively the “Plans”. The Company may grant share-based awards to its employees, directors and consultants to purchase an aggregate of no more than 31,372,400, 13,400,000, 19,560,000 and 12,000,000 ordinary shares (previously 7,843,100, 3,350,000, 4,890,000 and 3,000,000 ordinary shares, respectively before the Share Subdivision as detailed in Note 2(a) of the Company under the 2011 Plan, 2013 Plan, 2016 Plan and 2016 Plan II, respectively.) 2011 Plan, 2013 Plan, 2016 Plan and 2016 Plan II were approved by the Board of Directors in May 2011, November 2013, March 2017 and December 2016, respectively. The Plans are administered by the Board of Directors or any of its committees as set forth in the Plans. For share options and restricted shares with service condition or performance condition granted under the Plans, majority are subject to vesting schedules of approximately four years with 25% of the awards vesting each year and have a contractual term of ten years. As of December 31, 2023, 2011 Plan and 2013 Plan had expired.

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

Share options

The following table summarizes the Company’s employee share option activity under the share option plans:

	Number of options	Weighted average exercise price (USD)	Weighted average grant date fair value (USD)	Weighted average remaining contractual term (USD)	Aggregate intrinsic value (USD in thousands)
Outstanding, January 1, 2023	564,876	43.96	21.45	8.48	587
Granted	15,416	28.91	16.89	9.15	55
Exercised	(1,536)	26.75	21.32	8.50	6
Forfeited/Cancelled	(36,257)	74.43	24.79
Outstanding, December 31, 2023	542,499	41.55	19.33	7.59	258
Vested and expected to vest at December 31, 2023	528,958	41.56	19.54	7.58	254
Exercisable as of December 31, 2023	243,946	46.39	24.13	6.96	165

The aggregate intrinsic value in the table above is calculated as the difference between the exercise price of the underlying awards and US$28.06, the closing stock price of the Company’s ordinary shares on December 31, 2023. The weighted-average grant-date fair value of options granted during the years ended December 31, 2021, 2022 and 2023 was US$23.00, US$19.82 and US$16.89, respectively. The total grant date fair value of options vested during the years ended December 31, 2021, 2022 and 2023 was RMB32.23 million, RMB19.60 million and RMB15.09 million (US$2.12million), respectively. Total intrinsic value of options exercised during the years ended December 31, 2021, 2022 and 2023 was RMB27.95 million, RMB0.47 million and RMB0.04 million (US$0.006 million), respectively.

The aggregate fair value of the outstanding options at the grant dates were determined to be RMB74.46 million (US$10.49 million) and such amount shall be recognized as compensation expenses using the straight-line method for all employee share options granted with graded vesting. As of December 31, 2023, there was RMB22.42 million (US$3.16million) of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 2.00years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

Restricted shares

Restricted shares activity for the year ended December 31, 2023 was as follows:

	Number of restricted shares	Weighted average grant date fair value (USD)
Outstanding, January 1, 2023	2,289,260	34.22
Granted	1,123,342	29.29
Vested	(702,928)	34.70
Forfeited/Cancelled	(205,984)	31.74
Outstanding, December 31, 2023	2,503,690	29.98
Expected to vest, December 31, 2023	1,917,137	30.03

The weighted average grant-date fair value of restricted shares granted during the years ended December 31, 2021, 2022 and 2023 was US$50.79, US$33.46 and US$29.29, respectively, which was derived from the fair value of the underlying ordinary shares. The total grant date fair value of restricted shares vested during the years ended December 31, 2021, 2022 and 2023 was RMB165.68 million, RMB172.59 million and RMB171.57 million (US$24.17 million). The aggregate fair value of the outstanding restricted shares at the grant dates were determined to be RMB532.94 million (US$75.06million) and such amount shall be recognized as compensation expense using the straight-line method for all restricted shares granted with graded vesting. As of December 31, 2023, there was RMB312.50 million (US$44.01 million) of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested restricted shares which are expected to be recognized over a weighted-average period of 2.68 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

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

The Company calculated the estimated fair value of the share-based awards on the respective grant dates using the binomial option pricing model with the following assumptions:

	2021	2022	2023
Fair value of ordinary share	US$31.06-US$119.82	US$28.76-US$39.35	US$29.16-US$35.87
Risk-free interest rates	1.09%-1.62%	1.52%-3.91%	3.50%-4.72%
Expected exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Expected volatility	51%-52%	52%-54%	51%-54.19%
Expected dividend yield	1.00%	1.00%	1.00%
Weighted average fair value per option granted	US$10.51-US$60.83	US$3.83-US$21.32	US$4.12-US$18.91

Share-based compensation expenses relating to options and restricted shares granted to employees recognized for the years ended December 31, 2021, 2022 and 2023 is as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	23,142	8,608	7,982	1,124
Sales and marketing expenses	46,823	38,317	49,305	6,945
General and administrative expenses	48,803	53,209	51,860	7,304
Product development expenses	87,292	68,756	85,945	12,105
	206,060	168,890	195,092	27,478

19.
ACQUISITION

In December 2020, the Company acquired TTP, an online auction platform for used cars in mainland China. The acquisition was accounted for as a business combination. The financial position and results of operation of TTP and its subsidiaries were included in the Company’s consolidated financial statements on December 31, 2020.

The Company made estimates and judgments in determining the fair value of the assets acquired and liabilities assumed with the assistance from an independent valuation firm. The purchase price allocation as the date of the acquisition is as follows:

	Amount	Amortization Period
	RMB
	(in thousands)
Intangible assets
- Technologies	202,100	5 years
- Trademarks	106,900	10 years
- Customer relationship	41,300	5 years
- Database	73,500	5 years
Goodwill	2,437,542
Net liabilities acquired, excluding intangible assets and the related deferred tax liabilities	(861,918)
Deferred tax liabilities	(63,570)
Noncontrolling interests	(147,639)
Convertible redeemable noncontrolling interests (Note 1)	(1,056,237)
	731,978

Note 1: TTP had previously issued preferred shares in several series to certain shareholders, which could be redeemed by such shareholders upon the occurrence of certain events. The outcome of these events is not solely within the control of TTP and, therefore, these preferred shares have been accounted for as convertible redeemable noncontrolling interests.

The excess of purchase price over net tangible assets and identifiable intangible assets acquired was recorded as goodwill. Goodwill primarily represents the expected synergies from combining the TTP’s resources and experiences in the used car auction industry with the Company’s current business. The goodwill is not expected to be deductible for tax purposes.

20.
MEZZANINE EQUITY

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
	(in thousands)

Balance as of January 1	1,468,029	1,605,639	226,150
Accretion of mezzanine equity	137,610	153,294	21,591
Balance as of December 31	1,605,639	1,758,933	247,741

The Company held 51.00% of TTP’s equity interest on as-converted basis. As of December 31, 2022 and 2023, TTP had issued 142,196,089 and 142,196,089 preferred shares, respectively, to certain shareholders (including 80,340,268 shares held by the Company and one of its subsidiaries and eliminated in the consolidated financial statements), which could be converted into ordinary shares or redeemed by such shareholders. In January 2024, TTP received redemption notices from certain Series C and D preferred shareholders with redemption dates of February 2024. As Series D preferred shareholders are the Company and one of its subsidiaries, the related amount is eliminated in the consolidated financial statements. The redemptions are currently outstanding with amount of US$20.59 million on a consolidated basis. And according to the share purchase agreements, prior to such redemption and payment, the preferred shareholders shall continue to have all the preferred shareholders’ rights (including conversion rights) as they had before. Accordingly, the Company continues to account for these preferred shares in the legal form, as convertible redeemable noncontrolling interests and continues to present these preferred shares in mezzanine equity after the redemption notices.

21.
SUBSEQUENT EVENTS

Dividends

On December 12, 2023, the Board of Directors approved a dividend of US$1.15 per ADS (or US$0.2875 per ordinary share), which was paid in early April, 2024.