Form 20-F
period 2024-12-31
Autohome Inc.
filed 2025-04-15
CIK 1527636

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Song Yang

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 479,288,580 ordinary shares (excluding 30,099,020 treasury shares and ordinary shares that had been issued and reserved for the purpose of our share incentive plans as of December 31, 2024), par value US$0.0025 per share, were outstanding as of December 31, 2024.

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
•
“CSRC” are to the China Securities Regulatory Commission;
•
“ESG report” are to our 2024 ESG report, which is accessible via hyperlink in our press release furnished to the SEC as Exhibit 99.1 to our Form 6-K (File No. 001-36222) on April 2, 2025, and it is not incorporated by reference into this annual report;
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
•
“NPC” are to the National People’s Congress of PRC;

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
•
“WFOEs,” for the purpose of this annual report, are to the wholly foreign-owned enterprises which have entered into contractual arrangements with the VIEs, including (i) Beijing Cheerbright Technologies Co., Ltd., or Autohome WFOE, (ii) Beijing Chezhiying Technology Co., Ltd., or Chezhiying WFOE, and (iii) Shanghai Jinpai E-commerce Co., Ltd., or TTP WFOE;
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

Substantially all of our operations are conducted in mainland China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB and Hong Kong dollars to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.2993 to US$1.00 and HK$7.7677 to US$1.00, the respective exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2024. We make no representation that any RMB, Hong Kong dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars, RMB or Hong Kong dollars, as the case may be, at any particular rate, or at all. The mainland China government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding.

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

ITEM 3 KEY INFORMATION

Our Holding Company Structure and VIE Contractual Arrangements

Autohome Inc. is not an operating company but a Cayman Islands holding company with operations primarily conducted through (i) its mainland China subsidiaries and (ii) the VIEs with which its WFOEs have maintained contractual arrangements in order to comply with the PRC laws and regulations, which place certain restrictions on foreign ownership of companies that provide internet content services in mainland China. Accordingly, these businesses are operated in mainland China through our subsidiaries and the VIEs, and we rely on contractual arrangements among our WFOEs, the VIEs and their shareholders to obtain the financial interest of VIEs. The VIEs are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIEs accounted for 12.7%, 13.5% and 11.5% of our total net revenues for the fiscal years 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our,” “our company” or “the Company” refer to Autohome Inc., its predecessors, subsidiaries and, only in the context of describing our operations and consolidated financial information, the VIEs in mainland China. Autohome Inc. has no equity ownership in the consolidated VIEs. Therefore, investors investing in its ordinary shares or ADSs are not holding equity interest in the VIEs in mainland China but instead are holding equity interest in a holding company incorporated in the Cayman Islands.

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
Autohome Media Limited
(Hong Kong)
Outside Mainland China
Inside Mainland China
Autohome Shanghai Advertising Co., Ltd.
Shanghai Chezhitong Information Technology Co., Ltd.
Chezhiying WFOE
Beijing Prbrownies Software Co., Ltd.
TTP WFOE
Beijing Autohome Advertising Co., Ltd.
Two Individuals(4)
Weiwei Wang(2)
Beijing Autohome Technologies Co., Ltd.
Shengtuo Hongyuan
Shanghai Jinwu
Guangzhou Chezhihuitong Advertising Co., Ltd.
Hainan Chezhiyitong Information Technology Co., Ltd.
Two Individuals(3)
Shanghai Jinyou
Tianjin Autohome Software Co., Ltd.
Autohome WFOE
Autohome Zhejiang Advertising Co., Ltd.
Beijing Chezhihui Information Technology Co., Ltd.
Two Individuals(1)
Autohome Information
Hubei Chezhihui Media Co., Ltd.
Shanghai Tianhe
Contractual arrangements
Equity interest

Notes:

(1)
The two individuals are Quan Long and Youdong Wang, each a PRC citizen. Each of Quan Long and Youdong Wang holds 50% of the equity interests in Autohome Information. Quan Long is our director and chairman of the board of directors. Youdong Wang is the vice president of our company.
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
(4)
The two individuals are Tao Wu and Youdong Wang, each a PRC citizen. Each of Tao Wu and Youdong Wang holds 50% of the equity interests in Shengtuo Hongyuan. Tao Wu is our former chief executive officer and former executive director. Youdong Wang is the vice president of our company.

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

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections,” and “—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIEs in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, our mainland China subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the VIEs in mainland China, including, among others, the Value-added Telecommunications Services Licenses (the Value-added Telecommunications Services License for information services (excluding internet information services) held by Autohome Information is in the process of the renewal), the Surveying and Mapping Qualification Certificates for Internet Mapping, the Operating Licenses for the Production and Dissemination of Radio and Television Programs, the internet Audio/Video Program Transmission License, the Internet Culture Business Permit (such certificate held by Autohome Information is in the process of the renewal), and the auction business approval certificate. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in the regulation of internet business and companies in China.”

Also, in connection with issuance of securities to foreign investors, the PRC government has indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, issued Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, mainland China domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, must file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. The Overseas Listing Trial Measures also provides that a mainland China domestic company must file with the CSRC within three business days after completion of its follow-on offering of securities or is involved in other circumstances that require filing with the CSRC. In addition, pursuant to the Overseas Listing Trial Measures, if a mainland China domestic company undergoes a change in control after the completion of its offshore offering and listing, it must report the relevant details to the CSRC within three business days from the date of occurrence and public disclosure of such change. If the company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties. We may be subject to the filing requirements for our future offshore offerings or refinancing activities, if any, under the Overseas Listing Trial Measures.

Furthermore, if we are deemed as a critical information infrastructure operator under the cybersecurity laws and regulations of China, we must fulfill certain obligations as required under the cybersecurity laws and regulations of

China, including, among others, storing personal information and important data collected and produced within the China territory during our operations in China, and we may be subject to review when purchasing internet products and services. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our apps from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

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

If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Autohome Inc. In addition, our mainland China subsidiaries are permitted to pay dividends to Autohome Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our mainland China subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends and can only be used for specific purposes. Under the laws and regulations of mainland China, our mainland China subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-invested enterprise out of mainland China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our mainland China subsidiaries and the net assets of the VIEs in which we have no legal ownership. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely to a significant extent on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our mainland China subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.” In the years ended December 31, 2022, 2023 and 2024, our mainland China subsidiaries paid to Autohome Inc. and its offshore subsidiaries a total of RMB1,430.0 million, RMB2,000.0 million, and RMB400.0 million (US$54.8 million), respectively, in the form of dividends.

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

Autohome Inc. has in place a regular dividend policy. For the fiscal years of 2022, 2023 and 2024, we paid cash dividends in the total amounts of US$61.1 million, US$69.2 million and US$202.9 million, respectively, to our shareholders, pursuant to our dividend policy. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the United States federal income tax consequences of the dividends we make, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Dividends.” For mainland China, Hong Kong and United States federal income tax considerations of an investment in our ADSs and/or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

The cash transfer within the Company was summarized as below:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Cash flows from intercompany borrowings and loans among the entities
Amounts from parent to offshore subsidiaries(1)	2,750,371	1,392,807	2,471,404	338,581
Amounts from offshore subsidiaries to parent(1)	3,505,307	1,142,809	3,310,085	453,480
Amounts from VIEs to onshore subsidiaries(2)	823,937	1,087,092	1,280,603	175,442
Amounts from onshore subsidiaries to VIEs(2)	666,853	1,115,463	1,375,541	188,448
Cash flows from dividend payment among the entities
Dividend paid by WFOEs and onshore subsidiaries to offshore subsidiaries	1,430,000	2,000,000	400,000	54,800
Dividend paid by offshore subsidiaries to parent company	1,210,471	486,084	1,441,689	197,511
Cash flows from services transaction among the entities
Cash paid by WFOEs and onshore subsidiaries to the VIEs(3)	138,414	137,647	124,012	16,990
Cash paid by VIEs to onshore subsidiaries and WFOEs(4)	316,357	577,177	518,285	71,005

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

In the years ended December 31, 2022, 2023 and 2024, no assets other than cash were transferred through our organization.

A.
[Reserved]

Financial Information Related to the VIEs

The following table presents the condensed consolidating schedule of financial position for the VIEs and other entities as of the dates presented.

Selected Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2024
	Parent Only	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net revenues:
-Third-party revenues	—	6,211,608	18,534	809,445	—	7,039,587
-Inter-company revenues (1)	—	56,147	671,578	124,738	(852,463)	—
Total Revenue	—	6,267,755	690,112	934,183	(852,463)	7,039,587
Total Cost and expense	(15,468)	(5,398,256)	(659,868)	(1,103,512)	852,463	(6,324,641)
Share of income of subsidiaries and VIEs(2):
-Share of income of subsidiaries	1,657,324	84,103	—	—	(1,741,427)	—
-Loss of the VIEs	—	—	(10,456)	—	10,456	—
Others, Income/(loss)	39,361	734,995	47,417	149,589	—	971,362
Income before income taxes	1,681,217	1,688,597	67,205	(19,740)	(1,730,971)	1,686,308
Income tax (expense)/ benefit	(94)	(89,047)	16,898	9,284	—	(62,959)
Net income/(loss)	1,681,123	1,599,550	84,103	(10,456)	(1,730,971)	1,623,349
Net loss/(income) attributable to noncontrolling interests	—	57,774	—	—	—	57,774
Net income/(loss) attributable to Autohome Inc.	1,681,123	1,657,324	84,103	(10,456)	(1,730,971)	1,681,123

Notes:

(1)
It represents the elimination of the intercompany service charge at the consolidation level.
(2)
It represents the elimination of incurrence of income/(loss) by parent company and its subsidiaries for, or the receipt of economic benefits by parent company and its subsidiaries from, their respective subsidiaries and the VIEs.

	For the Year Ended December 31, 2023
	Parent Only	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net revenues:
-Third-party revenues	—	6,028,836	186,430	968,869	—	7,184,135
-Inter-company revenues (1)	—	68,845	746,379	179,587	(994,811)	—
Total Revenue	—	6,097,681	932,809	1,148,456	(994,811)	7,184,135
Total Cost and expense	(29,920)	(5,171,591)	(818,601)	(1,285,510)	994,811	(6,310,811)
Share of income of subsidiaries and VIEs(2):
-Share of income of subsidiaries	1,922,857	52,322	(2,844)	—	(1,972,335)	—
-Loss of the VIEs	—	—	(112,791)	—	112,791	—
Others, Income/(loss)	42,373	1,030,830	43,388	7,649	—	1,124,240
Income before income taxes	1,935,310	2,009,242	41,961	(129,405)	(1,859,544)	1,997,564
Income tax benefit	—	(96,286)	7,517	16,614	—	(72,155)
Net income/(loss)	1,935,310	1,912,956	49,478	(112,791)	(1,859,544)	1,925,409
Net loss/(income) attributable to noncontrolling interests	—	9,901	—	—	—	9,901
Net income/(loss) attributable to Autohome Inc.	1,935,310	1,922,857	49,478	(112,791)	(1,859,544)	1,935,310

Notes:

(1)
It represents the elimination of the intercompany service charge at the consolidation level.
(2)
It represents the elimination of incurrence of income/(loss) by parent company and its subsidiaries for, or the receipt of economic benefits by parent company and its subsidiaries from, their respective subsidiaries and the VIEs.

	For the Year Ended December 31, 2022
	Parent Only	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net revenues:
-Third-party revenues	—	5,743,002	315,550	882,276	—	6,940,828
-Inter-company revenues(1)	—	5,456	831,890	160,272	(997,618)	—
Total Revenue	—	5,748,458	1,147,440	1,042,548	(997,618)	6,940,828
Total Cost and expense	(18,462)	(4,980,484)	(864,216)	(1,155,269)	997,618	(6,020,813)
Share of income of subsidiaries and VIEs(2):
-Share of income of subsidiaries	1,854,834	201,386	4,770	—	(2,060,990)	—
-Loss of the VIEs	—	—	(85,283)	—	85,283	—
Others, Income/(loss)	18,802	805,666	746	17,617	—	842,831
Income before income taxes	1,855,174	1,775,026	203,457	(95,104)	(1,975,707)	1,762,846
Income tax (expense)/benefit	—	49,260	2,699	9,821	—	61,780
Net income/(loss)	1,855,174	1,824,286	206,156	(85,283)	(1,975,707)	1,824,626
Net loss/(income) attributable to noncontrolling interests	—	30,548	—	—	—	30,548
Net income attributable to Autohome Inc.	1,855,174	1,854,834	206,156	(85,283)	(1,975,707)	1,855,174

Notes:

(1)
It represents the elimination of the intercompany service charge at the consolidation level.
(2)
It represents the elimination of incurrence of income/(loss) by parent company and its subsidiaries for, or the receipt of economic benefits by parent company and its subsidiaries from, their respective subsidiaries and the VIEs.

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2024
	Parent Only	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash and cash equivalents, restricted cash and short-term investments	1,040,115	20,460,665	1,538,103	365,221	—	23,404,104
Amounts due from Group companies	2,681,092	144,246	856,690	112,965	(3,794,993)	—
Other current assets	4,820	1,643,233	12,674	99,020	—	1,759,747
Total current assets	3,726,027	22,248,144	2,407,467	577,206	(3,794,993)	25,163,851
Investment in subsidiaries and VIEs
-Investment in subsidiaries(1)	21,370,675	3,322,635	—	—	(24,693,310)	—
-Contractual interests in the VIEs(1)	—	—	1,496,005	—	(1,496,005)	—
Other non-current assets	—	3,202,390	160,033	1,695,351	—	5,057,774
Total non-current assets	21,370,675	6,525,025	1,656,038	1,695,351	(26,189,315)	5,057,774
Total assets	25,096,702	28,773,169	4,063,505	2,272,557	(29,984,308)	30,221,625
Accrued expenses and other payables	152,148	2,331,929	242,945	243,097	—	2,970,119
Dividends payable	990,529	—	—	—	—	990,529
Advance from customers	—	45,000	239	61,037	—	106,276
Deferred revenue	—	245,396	—	31,498	—	276,894
Income tax payable	13	178,052	5,088	2,823	—	185,976
Amounts due to Group companies	2,275	3,332,065	45,217	415,436	(3,794,993)	—
Total current liabilities	1,144,965	6,132,442	293,489	753,891	(3,794,993)	4,529,794
Total non-current liabilities	—	21,139	447,381	22,661	—	491,181
Total liabilities	1,144,965	6,153,581	740,870	776,552	(3,794,993)	5,020,975
Mezzanine equity	—	1,931,529	—	—	—	1,931,529
Total Autohome Inc. shareholders’ equity	23,951,737	21,370,675	3,322,635	1,496,005	(26,189,315)	23,951,737
Noncontrolling interests	—	(682,616)	—	—	—	(682,616)
Total shareholders’ equity	23,951,737	20,688,059	3,322,635	1,496,005	(26,189,315)	23,269,121
Total liabilities, mezzanine equity and equity	25,096,702	28,773,169	4,063,505	2,272,557	(29,984,308)	30,221,625

Note:

(1)
It represents the elimination of the equity investment in subsidiaries and contractual interests in the VIEs by parent company, other subsidiaries, and primary beneficiary of VIEs.

	As of December 31, 2023
	Parent Only	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash and cash equivalents, restricted cash and short- term investments	430,709	21,365,715	1,511,305	367,772	—	23,675,501
Amounts due from Group companies	3,479,362	111,861	812,876	244,649	(4,648,748)	—
Other current assets	3,821	1,725,149	23,033	97,484	—	1,849,487
Total current assets	3,913,892	23,202,725	2,347,214	709,905	(4,648,748)	25,524,988
Investment in subsidiaries and VIEs
-Investment in subsidiaries(1)	21,017,930	3,360,385	—	—	(24,378,315)	—
-Contractual interests in the VIEs(1)	—	—	1,640,357	—	(1,640,357)	—
Other non-current assets	—	3,397,891	123,451	1,789,401	—	5,310,743
Total non-current assets	21,017,930	6,758,276	1,763,808	1,789,401	(26,018,672)	5,310,743
Total assets	24,931,822	29,961,001	4,111,022	2,499,306	(30,667,420)	30,835,731
Accrued expenses and other payables	17,532	2,383,890	238,100	317,277	—	2,956,799
Dividends payable	984,332	—	—	—	—	984,332
Advance from customers	—	36,629	207	68,543	—	105,379
Deferred revenue	—	764,808	—	36,773	—	801,581
Income tax payable	—	216,139	8,298	2,823	—	227,260
Amounts due to Group companies	1,771	4,205,837	51,574	389,566	(4,648,748)	—
Total current liabilities	1,003,635	7,607,303	298,179	814,982	(4,648,748)	5,075,351
Total non-current liabilities	—	90,717	452,458	43,967	—	587,142
Total liabilities	1,003,635	7,698,020	750,637	858,949	(4,648,748)	5,662,493
Mezzanine equity	—	1,758,933	—	—	—	1,758,933
Total Autohome Inc. shareholders’ equity	23,928,187	21,017,930	3,360,385	1,640,357	(26,018,672)	23,928,187
Noncontrolling interests	—	(513,882)	—	—	—	(513,882)
Total shareholders’ equity	23,928,187	20,504,048	3,360,385	1,640,357	(26,018,672)	23,414,305
Total liabilities, mezzanine equity and equity	24,931,822	29,961,001	4,111,022	2,499,306	(30,667,420)	30,835,731

Note:

(1)
It represents the elimination of the equity investment in subsidiaries and contractual interests in the VIEs by parent company, other subsidiaries, and primary beneficiary of VIEs.

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2024
	Parent Only	Other Equity Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash provided by/(used in) operating activities	1,466,059	1,368,552	71,653	(93,440)	(1,439,689)	1,373,135
Net cash provided by/(used in) investing activities	551,858	(6,199,796)	(2,940,061)	(1,286,652)	6,822,984	(3,051,667)
Net cash (used in)/provided by financing activities	(1,701,763)	1,502,708	2,503,046	1,377,541	(5,383,295)	(1,701,763)

	For the Year Ended December 31, 2023
	Parent Only	Other Equity Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash provided by/(used in) operating activities	514,237	3,305,802	(907,108)	24,582	(486,084)	2,451,429
Net cash provided by/(used in) investing activities	664,852	(5,752,493)	(2,296,960)	(1,092,190)	9,477,140	1,000,349
Net cash (used in)/provided by financing activities	(1,124,493)	4,484,833	3,390,760	1,115,463	(8,991,056)	(1,124,493)

	For the Year Ended December 31, 2022
	Parent Only	Other Equity Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash provided by/(used in) operating activities	1,229,589	3,405,168	121,500	19,289	(2,210,471)	2,565,075
Net cash (used in)/provided by investing activities	(447,143)	(4,376,954)	(326,046)	(812,606)	2,853,332	(3,109,417)
Net cash (used in)/provided by financing activities	(1,140,065)	(191,728)	167,736	666,853	(642,861)	(1,140,065)

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
•
We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2024, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.
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

The markets for our services are highly competitive. With respect to our auto media and leads generation businesses, we face competition from China’s automotive vertical websites and mobile applications, such as BitAuto, Dongchedi, Xcar and PCauto, from the automotive channels of major internet portals, such as Sina and Sohu, and from companies engaged in mobile social media, news, video and live-streaming applications. We may also face competition from online automobile transaction platforms, such as Uxin, Guazi and Renrenche as we develop our used car transaction business. Our auto finance business faces competition from other auto finance companies, such as Yixin and Souche. In addition, we also face competition from companies engaged in social media business, such as ByteDance and Tencent, companies engaged in data product offering, such as BitAuto and Dongchedi, and companies engaged in AI and big data technologies. We may also face competition from mobile applications of automakers as some automakers explore to connect with users directly. As we have established more than 150 franchised offline stores across the country, some dealers may also view us as their competitors in these regional markets. Competition with these and other websites and mobile applications is primarily centered on increasing user reach, user engagement and brand recognition, building relationships with the suppliers, and attracting and retaining customers, among other factors.

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

Beginning in 2019, we expanded our business to the European market and established two subsidiaries in the UK and Germany. These subsidiaries have not generated significant revenues as of December 31, 2024. As of the date of this annual report, we have dissolved our UK subsidiary and our German subsidiary, primarily due to the macroenvironmental changes and the evolution of our strategies. However, if we maintain our business overseas or decide to expand our global footprint in the future, we will face competition from local automotive vertical websites and mobile applications and online automobile transaction platforms, which may have more experience in the local markets and have relatively more established user bases. We cannot guarantee that we will be able to compete effectively for talents, users or customers. We may also incur additional expenses in our overseas acquisitions and subsequent marketing and other spending to acquire new customers. If we cannot maintain customer recognition and trust in us and successfully attract and retain sufficient users on our overseas platform, our results of operations and growth prospects could be adversely affected.

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

To manage the further expansion of our business, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and internal controls. In addition, we need to maintain and expand our relationships with automakers, automobile dealers, advertising agencies, financial institutions, insurance companies and other third parties. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations, neither can we guarantee that we will be able to attract and motivate sufficient talents to support our new business initiatives if and when any of them are launched.

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

In addition, one element of our growth strategy is to expand our services to customers. As a result, we have added additional services in the past few years. To serve our dealer customers, we had local sales and service representatives covering 127 cities across mainland China as of December 31, 2024. We intend to increase our penetration in existing dealer advertising and subscription services markets. We have implemented business strategies to further monetize our large dealer network by enlarging the offering of products and services with new technologies on our dealer digital platform, increasing the average spending of our existing dealer subscribers and upselling our dealership packages for our leads generation services. In order to increase the average spending of our existing dealer subscribers, we keep close communications and negotiations with relevant parties such as dealers, dealer groups and automakers. However, we may not succeed in making our customers sufficiently aware of existing and future services or in creating customer acceptance of these services at the prices we would like to charge, and we cannot guarantee that our pricing strategy and measures will always be agreed and accepted by any and all of our customers. We may not be able to achieve the market acceptance of our products and services as we expect and thus may fail to achieve an increase from our “share of wallet” approach. Our existing customers may even terminate their cooperation with us if they are not satisfied with our pricing strategy or measures, which may subject us to negative publicity or other consequences that may adversely impact our business. The decline in the auto market may result in our dealer customers’ cancelation of subscription services from us or even discontinuance of operations, which would directly impact our number of dealer customers. Also, we may not identify trends correctly, or may not be able to bring new services to market as quickly, effectively or price-competitively as our competitors. New services may alienate existing customers or cause us to lose business to our competitors. If the number of our dealer customers decreases, we might not be able to generate sufficient revenues to cover our increased costs and expenses. As a result, our business and results of operations may be materially and adversely affected.

Our ability to attract and retain users and customers may also be impacted by the sales and marketing approach taken by automakers. For example, our potential users may be diverted to automakers of new energy vehicles that are pushing for direct sale model. While certain other automakers of new energy vehicles are conducting advertising and marketing through direct engagement with consumers in addition to advertising placements on internet platforms like us, and we are actively exploring new business initiatives in relation to the new energy vehicles, such as establishing franchised offline store- Autohome Space and satellite stores across the country, helping us build brand awareness among users; there remain uncertainties that a portion, if not all, of our users or potential users who are interested in new energy vehicles direct sale model may be diverted to these automakers. In addition, our products and services under current business model may not be able to meet the needs of the continuous development of the new energy industry. Although we offer diversified products and services and look for new avenues to capture the opportunities brought by this trend, we cannot assure you that our products and services will gain wide acceptance from automakers. Any of these occurrences could adversely affect our results of operations, financial condition and business prospects.

Our business depends on strong brand recognition, and failure to maintain or enhance our brands could adversely affect our business and prospects.

Maintaining and enhancing our “Autohome” “Che168” and “TTP” brands is critical to our business and prospects. We believe that brand recognition will become increasingly important as the number of internet users in China grows and competition in our industry intensifies. A number of factors could prevent us from successfully promoting our brands, including user dissatisfaction with the content offered on our websites or mobile applications, negative publicity involving our business, our management, our brand spokespersons, our relationship with our partners and customers, the failure of our sales and marketing activities, employee relationship and welfare, regulatory compliance and financial conditions. If we fail to maintain and enhance our brands, or if we incur excessive expenses in this effort, our business, results of operations and financial condition might be materially and adversely affected.

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

Regulatory authorities in mainland China have enhanced data protection and cybersecurity regulatory requirements, many of which are subject to change and uncertain interpretation. These laws continue to develop, and the PRC government may adopt further rules, restrictions and clarifications in the future. On March 10, 2023, the NPC adopted the institutional reform plan of the State Council, or the “Institutional Reform Plan (2023)”. Pursuant to Institutional Reform Plan (2023), the National Data Administration was established on October 25, 2023, aiming to be responsible for coordinating and promoting the development of data infrastructure of the State and to undertake some tasks related data infrastructure which was originally undertaken by CAC and NDRC. Moreover, different PRC regulatory bodies, including the SCNPC, the MIIT, the CAC, The Ministry of Public Security and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet Privacy and Data Security.” The following are non-exhaustive examples of certain recent PRC regulatory activities in this area:

Cybersecurity

•
The Cybersecurity Law of the PRC, or the PRC Cybersecurity Law, which became effective in June 2017, created China’s first national-level data protection framework for “network operators”, which requires, among other things, that network operators take security measures to protect the network from interference, damage and unauthorized access and to prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, expressly notify the purpose, methods and scope of such collection and use, and obtain the consent of the person whose personal information is to be collected. Substantial financial, managerial and human resources are required to comply with such legal requirements, enhance information security and address any issues caused by security failures. On March 28, 2025, the CAC promulgated the Second Draft Amendment to the PRC Cybersecurity Law (Draft for Comment), which provides that network operators and critical information infrastructure operators who fail to fulfill their cybersecurity obligations, thereby causing serious consequences that endanger cybersecurity, such as large-scale data breaches or partial loss of infrastructure functionality, shall be subject to more severe penalties. These penalties include fines ranging from RMB500,000 to RMB10.0 million, suspension of business operations, revocation of relevant licenses, and personal liabilities imposed upon responsible individuals. Even if our security measures are sufficient and in compliance, we nonetheless face the risk of security breaches or similar disruptions.

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
•
In September 2024, the State Council promulgated the Network Data Security Management Regulations, or the Data Security Regulations, which is applicable to network data processing activities and the security supervision and administration thereof conducted within the territory of the PRC and took effect on January 1, 2025. The Data Security Regulations stipulate that data processors engaging in data processing activities that affect or may affect national security shall be subject to cybersecurity review in accordance with relevant laws and regulations. Furthermore, the Data Security Regulations include, but are not limited to, the following provisions: (i) the Data Security Regulations provide specific guidelines to clarify the Personal Information Protection Law regarding notification, consent, and individuals’ rights; (ii) the Data Security Regulations outline the requirements for establishing an important data catalog and stipulate the responsibilities of network data processors to identify and report important data; (iii) the Data Security Regulations optimize regulations for cross-border data security management, specifying conditions under which network data processors may provide personal information abroad. The regulations clarify that data not identified or publicly disclosed as important data by relevant regions or departments need not undergo cross-border security assessments for important data; (iv) the Data Security Regulations set forth network data security protection requirements for network platform service providers, third-party product and service providers, and other relevant entities. In addition, pursuant to the Data Security Regulations, large network platform service providers shall publish an annual social responsibility report on personal information protection. Large network platforms refer to network platforms with more than 50 million registered users or more than 10 million monthly active users, which have complex business types and whose network data processing activities have significant impact on national security, economic operation, vital public interests, or other aspects. As of the date of this annual report, there is uncertainty regarding whether we will be designated as a large network platform service provider, as the specific determination criteria has not been announced. If we are designated as a large network platform service provider, we may be subject to obligations in addition to those with which we are currently obligated to comply, including publishing an annual social responsibility report on personal information protection.

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

Many of the data and data privacy-related laws and regulations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are or may become subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. We cannot predict the impact of the Cybersecurity Review Measures and the Data Security Regulations, if any, at this stage, and we will closely monitor and assess any developments in the rule-making process. If the Cybersecurity Review Measures and the Data Security Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been requested or notified by the CAC to conduct any cybersecurity review.

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

A limited number of automaker customers have accounted for, and are expected to continue to account for, a large portion of our revenues. In 2022, 2023 and 2024, 100, 96 and 101 automakers operating in mainland China used our media services, respectively. These automakers include independent Chinese automakers, joint ventures between Chinese and international automakers and international automakers that sell cars made outside of mainland China. In 2024, our top five automaker customers contributed 25.1% of our media services revenues. We believe that our major future revenue growth will be focused on deepening our existing commercial relationships with automakers to increase our share of each automaker’s budget. We cannot assure you that our automaker customers will continue to be satisfied with our cooperation model and strategy as well as our services, or our relationships with any of these automaker customers will continue in the future. Failure to provide deliverables satisfactory to our automaker customers or failure to reach a mutually amicable agreement with our automaker customers on the collection of payable fees may adversely impact our relationships with our automaker customers, which would have a negative impact on our reputation and results of operations. If we lose one or more of our important automaker customers, or if they materially reduce their purchase of our services, our results of operations would be materially and adversely affected.

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

We have incurred expenses on a variety of marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products and services. Our marketing and promotional activities may not be well received by customers and may not result in the level of sales of products and services that we anticipate. We incurred RMB2,866.2 million, RMB3,012.5 million and RMB2,988.2 million (US$409.4 million) in sales and marketing expenses in 2022, 2023 and 2024, respectively, representing 41.3%, 41.9% and 42.4% respectively, of total net revenues in the corresponding years. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. We conducted various sales and marketing initiatives to promote our brands through websites, search engines, mobile platforms, navigation sites and traditional media channels, for example, the annual “Singles’ Day” event, the “AR Auto Show” event and TV ad broadcast on China Central Television. We also conducted various offline promotional activities and cooperated with brands and dealers for promotions in target regions. In August 2019, we launched the 818 Super Auto Show, the first auto-themed gala in mainland China that created an innovative integration of online and offline promotion elements, which attracted a large number of automakers, dealers and potential auto consumers to participate and further promoted Autohome’s brand awareness to a much wider user base. As of the date of this annual report, we had held the show for six consecutive years. In addition, we engaged celebrities, primarily athletes, as our brand spokespersons to further promote our brand and stimulate user interest in our platform. We may not be able to continue or conduct these activities efficiently, and our marketing activities may not yield satisfactory results. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could impact our net revenues and profitability.

Our auto insurance brokerage businesses are highly regulated. Non-compliance with applicable laws, regulations and regulatory requirements or failure to respond to legal and regulatory changes may adversely affect our business and prospects.

We have obtained the relevant license to conduct auto insurance brokerage businesses from the Shanghai Bureau of the National Financial Regulatory Administration, and such businesses generated an insignificant amount of revenue for us in the three years ended December 31, 2022, 2023 and 2024. The insurance industry in mainland China is highly regulated, and the regulatory regime continues to evolve. Pursuant to the Institutional Reform Plan (2023), the National Financial Regulatory Administration, or the NFRA, was established on May 18, 2023, replacing the China Banking and Insurance Regulatory Commission, or the CBIRC, as the regulatory authority responsible for overseeing the PRC insurance industry. The NFRA exercises unified supervision and regulation of the financial industry except the securities sector in accordance with laws and regulations, strengthening institutional supervision, conduct supervision, functional supervision, look-through supervision and on-going supervision. If any non-compliance incidents in our insurance brokerage business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, and would be subject to regulatory actions including penalties, warnings, suspension of operations, revocation of licenses, tax, civil, administrative and criminal liabilities, any one or a combination of which would have negative impacts on our reputation, businesses, results of operations and financial conditions.

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

We recorded goodwill of RMB3,941.8 million, RMB3,941.8 million and RMB3,941.8 million (US$540.0 million) as of December 31, 2022, 2023 and 2024, respectively, in connection with the acquisition of Cheerbright International Holdings Limited, or Cheerbright, China Topside Co., Ltd. and Norstar Advertising Media Holdings Co., Ltd. in June 2008 and the acquisition of TTP, in December 2020. In addition, we recorded intangible assets of RMB127.8 million (US$17.5 million) as of December 31, 2024, primarily consisting of technologies, trademarks, customer relationship and database from the acquisition of TTP. We do not amortize goodwill. We have and will continue to incur amortization expenses as we amortize intangible assets over their estimated useful life on a straight-line basis. We undertake goodwill and intangible assets impairment reviews periodically or more frequently if there are indicators of impairment present. As of December 31, 2022, 2023 and 2024, we performed an impairment assessment and no provisions of goodwill and intangible assets were required. However, if in the future our goodwill or intangible assets is determined to be impaired, we would be required to write down the carrying value or record a provision of impairment loss for goodwill or intangible assets in our financial statements during the period in which our goodwill or intangible assets is determined to be impaired, and this impairment would adversely affect our results of operations and our financial condition.

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

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. We described our concepts, specific practices and key achievements in ESG matters in our 2024 ESG report, which is accessible via hyperlink in our press release furnished to the SEC as Exhibit 99.1 to our Form 6-K (File No. 001-36222) on April 2, 2025. See “Item 4. Information on the Company—B. Business Overview—Environmental, Social and Governance Initiatives” for more information regarding our ESG report. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs and/or ordinary shares could be materially and adversely effected.

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

The credit terms we extend to our customers result in accounts receivable. As of December 31, 2022, 2023 and 2024, our accounts receivable (net of allowance for credit losses) were RMB1,927.7 million, RMB1,472.5 million and RMB1,358.8 million (US$186.2 million) , respectively, and we recognized additions to allowance for credit losses of RMB8.3 million, deductions of RMB22.1 million and additions of RMB35.8 million (US$4.9 million) in 2022, 2023 and 2024, respectively. We usually make credit assessment of our customers before entering into agreements. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each of our customers before entering into agreements, neither can we guarantee that each of these customers will be able to strictly follow and enforce the payment schedules provided in the agreements. Any inability of our customers to pay us in a timely manner may adversely affect our liquidity and cash flows, which in turn has a material adverse effect on our business operations and financial condition.

Our short-term investments may expose us to default risk and adversely affect our business, financial condition and results of operations.

During the years ended December 31, 2022, 2023 and 2024, we invested in bank deposits and adjustable-rate financial products. As of December 31, 2022, 2023 and 2024, our short-term investments amounted to RMB19,279.6 million, RMB18,552.4 million and RMB21,622.0 million (US$2,962.2 million), respectively. We are subject to default risk associated with these short-term investments. We have experienced default once on payment by asset managers of certain of our investments. The investment of one of our subsidiaries in an adjustable-rate financial product experienced deferral of payment by the financial institution when the relevant investment units reached maturity. As of the date of this annual report, we have not received all the payment from such financial institution, for which we recognized the related loss in the consolidated statements of comprehensive income. Although we have obtained a final judgment with respect to the defaulted payment in our favor and the case has proceeded to the enforcement stage for recovery, uncertainties to the outcome of such legal proceedings exist. There is no guarantee for us to collect the outstanding payments promptly and/or in full. Neither can we assure you that we will receive investment income or will not incur financial losses from our other investments. In addition, changes of inputs such as annual interest rate will change the fair value of certain of our short-term investments. In the event that we incur financial losses from these short-term investments, our business, financial condition and results of operations may be adversely affected.

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

We have undertaken, and may undertake in the future, partial or complete divestitures or other disposal transactions in connection with certain of our businesses and assets, particularly ones that are not closely related to our core focus areas or might require excessive resources or financial capital, to help our company meet its objectives. We also have and may in the future withdraw from certain of our businesses to shift our focus to other businesses. For example, we substantially withdrew from the offline insurance brokerage business in mainland China in 2021 and dissolved our UK subsidiary in 2023 and our German subsidiary in 2024, primarily due to the macroenvironmental changes and the evolution of our strategies. These decisions are largely based on our management’s assessment of the business models and likelihood of success of these businesses. However, our judgment could be inaccurate, and we may not achieve the desired strategic and financial benefits from these transactions. Our financial results could be adversely affected by the impact from the loss of earnings and corporate overhead contribution/allocation associated with divested businesses. In addition, as our net (loss)/ income from discontinued operations are non-recurrent, it may be difficult for investors and analysts to predict our future earnings potential based on our historical financial performance.

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

As of March 31, 2025, Yun Chen Capital Cayman, or Yun Chen, a subsidiary of Ping An Group, owned 47.4% of the total equity interest in our company. Because Ping An Group beneficially owns a significant percentage of the voting rights in our company, it has substantial influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Without the consent of Ping An Group, we may be prevented from entering into transactions that could be beneficial to us. The interests of Ping An Group may differ from the interests of our other shareholders. Furthermore, Ping An Group’s business activities, although not related to our operations, may adversely impact reputation. As Ping An Group is a public company listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, and beneficially controls a significant percentage of our voting rights, Ping An Group may be required to disclose information on us from time to time, which may subject us to additional costs and efforts in making such disclosures.

We have had related party transactions with Ping An Group. In 2022, 2023 and 2024, Ping An Group provided us with services and assets in the amount of RMB191.8 million, RMB191.4 million and RMB209.8 million (US$28.7 million), respectively. In 2022, 2023 and 2024, we provided services to Ping An Group in the amount of RMB226.5 million, RMB134.4 million and RMB306.0 million (US$41.9 million), respectively. Besides these transactions, we had cash or time deposits in commercial banks associated with Ping An Group and purchased short-term cash management products managed by Ping An Group as a part of our cash management plan, which totaled RMB5,187.0 million, RMB5,729.6 million and RMB5,185.6 million (US$710.4 million) as of December 31, 2022, 2023 and 2024, respectively. In January 2022, we entered into a limited partner interest subscription agreement, a limited partnership agreement and certain other auxiliary documents with Ping An Capital Co., Ltd., pursuant to which we subscribed for RMB400 million worth of limited partner interests in an equity investment fund managed by Ping An Capital Co., Ltd. Although we did not and do not expect to rely upon revenues from Ping An Group, if Ping An Group decides to reduce or even terminate its transactions with us, our business, financial conditions and results of operations may be adversely affected.

On February 20, 2025, Yun Chen entered into a share sale and purchase agreement with CARTECH HOLDING COMPANY, a subsidiary of Haier Group Corporation (the “Share Sale and Purchase Agreement”), to transfer 200,884,012 ordinary shares of our company, representing 41.91% of the issued and outstanding ordinary shares of our company as of December 31, 2024 (the “Share Transfer”). As of the date of this annual report, the Share Transfer has not been completed and remains subject to the satisfaction of the conditions precedent set out in the Share Sale and Purchase Agreement, including, without limitation, obtaining the necessary regulatory approvals. Upon completion of the Share Transfer, Yun Chen will hold 23,916,500 ordinary shares of our company, and will cease to be the controlling shareholder of our company. The completion of the Share Transfer is contingent upon obtaining necessary regulatory approvals, and delays or failures in securing these approvals could postpone or prevent the completion of the Share Transfer.

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs and/or ordinary shares may be adversely impacted.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2024. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs and/or ordinary shares. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We are vulnerable to health epidemics, natural disasters, and other calamities. Any of such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our offices, which may disrupt our business operations and adversely affect our results of operations. In addition, our results of operations could be adversely affected to the extent that any of these catastrophic events harms the Chinese economy in general. Our business operations and financial results may be adversely affected in the future by COVID-19 resurgence. In addition, acts of war or terrorism may also injure our employees, cause loss of lives, disrupt our business network and destroy our markets. Any of the foregoing events and other events beyond our control could have an adverse effect on the overall business sentiment and environment, cause uncertainties in the regions where we conduct business, cause our business to suffer in ways that we cannot predict and materially and adversely impact our business, financial condition and results of operations.

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

Current laws and regulations of mainland China place certain restrictions on foreign ownership of companies that provide internet content services and other related services in mainland China. Pursuant to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Version) promulgated on September 6, 2024 and became effective on November 1, 2024, or the Negative List, and the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council on December 11, 2001 and amended from time to time with the latest amendment effective on May 1, 2022, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider, unless otherwise stipulated in relevant rules. On April 8, 2024, MIIT issued Announcement on the Pilot Program for the Expansion of Opening-Up in the Value-Added Telecommunications Services. According to this announcement, in the regions approved for the pilot program, restrictions on foreign equity shares shall be removed for certain businesses including online data processing and transaction processing business, as well as information services for information release platforms and delivery services (excluding internet news information, online publishing, internet audio-visual services, and internet cultural operations). On January 8, 2025, the State Council issued the Reply of the State Council on Approving Temporary Adjustments to the Implementation of Relevant Administrative Regulations and Department Rules in Beijing, or the Reply. According to the Reply, the Negative List shall be temporarily adjusted in Beijing. There would be no restrictions on the foreign shareholding ratios in value-added telecommunication services in Beijing, including the information service business (only applicable to application stores, excluding the fields prohibited for foreign investment) and internet access service business (only applicable to the provision of internet access services to users). However, given the recent enactment of the announcement and the Reply, there remains uncertainty with respect to the interpretation and practical application. As a Cayman Islands company and foreign legal person under laws of mainland China, we are subject to these provisions. According to the Negative List, although a foreign investor is allowed to own more than 50% of the equity interest in an e-commerce business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business, other requirements provided by these provisions still apply. In addition, foreign investors are prohibited from investing in companies engaged in online live-streaming and radio and television programs production and dissemination. Accordingly, we believe that it would be impracticable for us to acquire any equity interest in the variable interest entities without diverting management attention and resources. Moreover, we believe that our contractual arrangements with these entities and their individual nominee shareholders allow us to have the power to direct the activities of these entities that most significantly impact their economic performance. Accordingly, we currently do not plan to acquire any equity interest in any of the variable interest entities.

Pursuant to the Negative List, insurance brokerage business is not a foreign restricted or forbidden business. In December 2021, the General Office of the CBIRC issued the Circular on Clarifying Relevant Measures on Open up of Insurance Agency Markets, which provides that overseas insurance brokerage companies with actual business experience and in compliance with the relevant provisions of the CBIRC are allowed to invest in and establish insurance brokerage companies in China to engage in insurance brokerage business. However, because these laws, regulations and standards are subject to varying interpretations, there remain substantial uncertainties as to practical application.

As such, we conduct our business activities related to internet content services by entering into a series of contractual arrangements with the VIEs in mainland China, primarily including Autohome Information, Shengtuo Hongyuan, Shanghai Jinwu and Shanghai Jinyou, and their respective shareholders. In particular, Autohome Information currently holds Value-added Telecommunications Services Licenses (the Value-added Telecommunications Services License for information services (excluding internet information services) held by

Autohome Information is in the process of the renewal), a Surveying and Mapping Qualification Certificate for Internet Mapping, an Operating License for the Production and Dissemination of Radio and Television Programs, an internet Audio/Video Program Transmission License, and an Internet Culture Business Permit which is in the process of the renewal. In addition, Autohome Information is the sole shareholder of Shanghai Tianhe Insurance Brokerage Co., Ltd., or Shanghai Tianhe, an insurance brokerage company, which has completed the registration process required for engaging in online insurance business in the mainland China. Shengtuo Hongyuan currently holds an ICP license, a Surveying and Mapping Qualification Certificate for Internet Mapping, and an Operating License for the Production and Dissemination of Radio and Television Programs and is operating the che168.com website and mobile application-related business. Shanghai Jinyou currently holds an ICP license, an auction business approval certificate, and is filed as an entity conducting used automobiles brokerage business in the relevant systems of the MOFCOM, and is operating the www.ttpai.cn website.

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

Based on the advice of our PRC legal counsel, Commerce & Finance Law Offices, the corporate structure of the VIEs and our subsidiaries in mainland China are in compliance with all existing PRC laws and regulations. However, we are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in mainland China primarily through our subsidiaries and the VIEs with which we have maintained contractual arrangements. Investors in our ordinary shares or the ADSs thus are not holding equity interest in the VIEs in mainland China but instead are holding equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with mainland China's regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The value of our ADSs/ordinary shares may decline or become worthless, if we are unable to assert our contractual control rights over the assets of the VIEs, which contributed 11.5% of our revenues in 2024. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole.

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

If we or any of the current or future VIEs or our subsidiaries are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the MIIT, the CAC, which regulates internet information services companies, the National Radio and Television Administration, or NRTA, and the CSRC, would have certain discretion in dealing with such violations, including, without limitation, levying fines, confiscating our income or the income of our WFOEs and the VIEs, revoking the business licenses or operating licenses of our WFOEs and the VIEs, shutting down our servers or blocking our websites and mobile applications, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and material restructuring, restricting the VIEs’ right to collect revenues, imposing additional conditions or requirements with which the VIEs may not be able to comply, or taking other enforcement actions that could be harmful to our business.

Any of these actions could have a significant influence on our business operations, including those not carried out through the VIEs, and severely damage our reputation, which would, in turn, materially and adversely affect our business and results of operations. As we generate substantially all our revenues through or with the support of our online platforms, whose operation is dependent on the business or operating licenses held by our WFOEs and the VIEs, if such licenses are revoked, or if our servers are shut down or our websites and mobile applications are blocked, we may not be able to continue our operation. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the VIEs.

Our contractual arrangements with the VIEs may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on, among others, (i) contractual arrangements with Autohome Information and its shareholders, (ii) contractual arrangements with Shengtuo Hongyuan and its shareholders, (iii) contractual arrangements with Shanghai Jinwu and its shareholder and (iv) contractual arrangements with Shanghai Jinyou and its shareholders. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities.” These contractual arrangements have not been tested in courts of mainland China. There are very few precedents as to whether contractual arrangements would be judged to form a controlling financial interest in the relevant VIEs through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the courts of China. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to obtain a controlling financial interest in the VIEs, and our ability to conduct our business may be materially adversely affected. Therefore, these contractual arrangements may not be as effective in providing us with control over the VIEs as direct ownership. If we directly owned these entities, we could exercise shareholder rights to change the board of directors, which, in turn, could lead to management changes, subject to applicable fiduciary obligations. However, under the current contractual arrangements, we rely on the performance by these entities and their shareholders of their contractual obligations to exercise control over the VIEs. Therefore, our contractual arrangements with the VIEs may not be as effective in ensuring our control over their operations as direct ownership would be.

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

The individual nominee shareholders of Autohome Information are Quan Long, the chairman of our board of directors, and Youdong Wang, the vice president of our company. They each hold 50% of the equity interests in Autohome Information. The individual nominee shareholders of Shengtuo Hongyuan are Tao Wu, our former chief executive officer and former executive director, and Youdong Wang. They each hold 50% of the equity interests in Shengtuo Hongyuan. All of these individuals are PRC citizens. The individual nominee shareholder of Shanghai Jinwu is Weiwei Wang, who holds 100% of the equity interests in Shanghai Jinwu. The individual nominee shareholders of Shanghai Jinyou are Weiwei Wang and Lan Zhang, holding 95% and 5% of the equity interests, respectively, in Shanghai Jinyou. Weiwei Wang is the founder of TTP and Lan Zhang is the vice president of TTP. Both of Weiwei Wang and Lan Zhang are PRC citizens. The interests of the individual nominee shareholders of the VIEs may be different from our interest. For example, the individual nominee shareholders of the VIEs do not have a significant equity stake in our company. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to obtain a controlling financial interest in VIEs and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when a conflict of interest arises, any or all of these shareholders will act in the best interests of our company or such conflict will be resolved in our favor.

Currently, we rely on our contractual arrangements with these individual nominee shareholders and do not have other arrangements to address any potential conflicts of interests between them and our company. We rely on these individuals to comply with the laws of the PRC, which provide that directors and executive officers owe a fiduciary duty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gain. We also rely on Mr. Quan Long, the chairman of our board of directors, and Ms. Weiwei Wang, the director of TTP Car Inc., to abide by the laws of the Cayman Islands, which provide that directors owe fiduciary duties to our company. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any difference of interests or dispute between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed. For instance, on December 29, 2023, the SCNPC promulgated the PRC Company Law, which came into effect on July 1, 2024 and superseded the previous PRC Company Law. The PRC Company Law imposes more stringent requirements on capital contribution for companies established within mainland China compared to the previous PRC Company Law. On July 1, 2024, the State Council issued the Provisions of the State Council on Implementing the Registered Capital Registration Management System under the PRC Company Law, which further strengthen the registration management of companies’ registered capital. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Corporate Governance.” According to the PRC Company Law, we may be required to fulfill the obligations of capital contribution to our subsidiaries or to provide financial support to the nominee shareholders of the VIEs within a significantly reduced timeframe compared to previous regulations. We will closely monitor the legislative developments concerning the PRC Company Law and its implementation measures, ensuring a prompt evaluation of any potential implications for our operations.

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

In March 2019, the Foreign Investment Law was enacted by the NPC and it became effective in January 2020. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

The VIE structure has been adopted by many mainland China-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in mainland China. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and we may face significant disruption to our business operations.” Although the Foreign Investment Law does not explicitly classify “contractual arrangements” as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still reserves certain leeway for future legislation by the State Council to provide “contractual arrangements” as a form of foreign investment, in which case it will be uncertain as to whether our contractual arrangements with the VIEs will be deemed to be in violation of the market access requirements for foreign investments under the PRC laws and regulations, such as the Negative List. According to the Classification Catalog of Telecommunications Services, or 2015 Catalog and the Negative List, the provision of internet content services, which we conduct through the VIEs, is subject to foreign investment restrictions. Therefore, such foreign investment restrictions will be inevitably imposed on the VIEs if our contractual arrangements with the VIEs are further defined or regarded as a form of foreign investment by any future provisions stipulated in laws or administrative regulations or other methods prescribed by the State Council. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we could complete such actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected. Given the foregoing, uncertainties still exist in relation to the interpretation and implementation of the Foreign Investment Law, which may result in adverse impact on our current corporate structure.

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
•
The evolving regulatory system for the internet industry of China may lead to the establishment of new regulatory agencies. For example, in March 2018, the Central Committee of the Chinese Communist Party announced to transform the Central Leading Group for Cyberspace Affairs into a new department, CAC. The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry, and the National Computer Network and Information Security Management Center was adjusted to be managed by CAC instead of the MIIT. On March 10, 2023, the NPC adopted the Institutional Reform Plan (2023), pursuant to which the NFRA was established on May 18, 2023 and the National Data Administration was established on October 25, 2023 aiming to be responsible for coordinating and promoting the development of data infrastructure of the State.
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

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively reformed the existing regulatory regime for direct and indirect overseas offering and listing of mainland China domestic companies’ securities. Pursuant to the Overseas Listing Trial Measures, mainland China domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfil the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by mainland China domestic companies: (i) 50% or more of any of the issuer's operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer's business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, pursuant to the Overseas Listing Trial Measures, if a mainland China domestic company undergoes a change in control after the completion of its offshore offering and listing, it must report the relevant details to the CSRC within three business days from the date of occurrence and public disclosure of such change.

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

On September 6, 2024, the NDRC and the MOFCOM, jointly issued the Negative List, effective from November 1, 2024. Pursuant to the Negative List, if a domestic company engaging in the prohibited business stipulated in the Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As of the date of this annual report, no official implementation rules on the Negative List have been issued yet.

Therefore, there remain substantial uncertainties as to the interpretation and implementation of the above regulatory requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with such requirements and fail to do so on a timely basis, if at all, our business operations, financial condition, and business prospects may be materially and adversely affected. In addition, there remain substantial uncertainties as to the interpretation, application, and enforcement of these rules, and how they will affect our operations and our future financing. We cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirements on us or otherwise tighten the regulatory oversight on companies with VIE structures.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

Any failure or perceived failure by us to comply with the anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

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

On February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day. The Guideline comprehensively addresses five aspects: general provisions, monopoly agreements, market dominance abuse, business concentration, and the misuse of administrative powers to eliminate or restrict competition. It specifically prohibits monopolistic behaviors by internet platforms, aiming to foster a competitive market environment, and to safeguard the interests of consumers and businesses engaged in the internet platform economy. In April 2024, the Anti-monopoly and Anti-unfair Competition Commission of the State Council issued Anti-monopoly Compliance Guideline for Business Operators, which aims to guide and support business operators in establishing and improving anti-monopoly compliance management systems and to enhance their ability to prevent and handle anti-monopoly compliance risks.

On June 24, 2022, the SCNPC released the amended Anti-monopoly Law, which came into effect on August 1, 2022. On March 10, 2023, the SAMR issued the Provisions on the Prohibitions of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions and the Provisions on the Review of Concentrations of Undertakings, all of which took effect on April 15, 2023. The amended Anti-monopoly Law and the implementing rules (i) require that where concentration of undertakings reaches the filing threshold stipulated by the State Council, a filing must be made with the anti-monopoly authority before the parties implement the concentration, (ii) prohibit a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause, and (iii) prohibit business operators from entering into monopoly agreements, which refer to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, unless the agreements satisfy certain exemptions under the PRC Anti-monopoly Law.

The strengthened enforcement of the Anti-Monopoly Law could result in investigations on our acquisition transactions conducted in the past and make our acquisition transactions in the future more difficult due to the prior filing requirements. Besides, the SAMR shall be notified in advance of any change-of-control transaction in which a foreign investor takes control of a mainland China domestic enterprise or a foreign company with substantial mainland China operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008 and amended on September 18, 2018 and January 22, 2024, are triggered. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Anti-Monopoly.”

Due to the enhanced enforcement of and tightened regulatory requirements under the revised Anti-monopoly Law, we may receive greater scrutiny and attention from regulators and more frequent and stringent investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. Moreover, there is considerable uncertainty surrounding the local implementation of anti-monopoly and competition regulations in mainland China, as well as the dynamic nature of legislative developments. In order to mitigate the risk of non-compliance, substantial investment in terms of time, financial resources, and personnel may be required to effectively assess and manage these evolving risks and issues. Any actual or perceived non-compliance with the Guideline or other relevant anti-monopoly regulations could lead to governmental investigations, enforcement actions, and legal claims against our company. Such outcomes could adversely affect our business operations, financial standing, and reputation.

On September 5, 2023, the SAMR issued the Anti-monopoly Compliance Guidelines for Concentration of Undertakings, or the Anti-monopoly Compliance Guidelines, which details the circumstances constituting the concentration of undertakings, including merger of undertakings, acquisition of control over other undertakings by an undertaking through acquisition of equity or assets, acquisition of control over other undertakings by an undertaking through contract or any other means or ability to exert decisive impact on other undertakings. The Anti-monopoly Compliance Guidelines emphasize where a concentration of undertakings reaches the filing threshold, undertakings shall declare in advance to the SAMR and may not implement concentration before the declaration is made and approved. According to the Anti-monopoly Compliance Guidelines, for other situations of concentration of undertakings, the undertaking that obtains control rights or is able to exert a decisive influence shall be the declarant, and other undertakings shall cooperate with the declarant to fulfill the declaration obligations. As a result of the Share Transfer pursuant to the Share Sale and Purchase Agreement entered between Yun Chen and CARTECH HOLDING COMPANY, we may need to cooperate with the declarant who obtains control rights or is able to exert a decisive influence on our company to fulfill the declaration obligations. To ensure full compliance with relevant antitrust regulations, we may allocate substantial resources for conducting comprehensive and in-depth antitrust assessments, and actively engage with regulatory authorities to address any concerns and seek necessary guidance.

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

On February 3, 2015, the State Administration of Taxation, or the SAT, issued the Announcement of the State Administration of Taxation on Several Issues concerning Enterprise Income Tax on the Indirect Transfers of Property by Non-Resident Enterprises, or the SAT Notice 7, which was amended in December 2017, to supersede the previous tax rules in relation to the indirect transfer of assets by non-mainland China resident enterprises. SAT Notice 7 extends its tax jurisdiction to capture not only indirect transfer but also transactions involving transfer of movable and immovable property in mainland China of a foreign company through the offshore transfer of a foreign intermediate holding company. According to SAT Notice 7, if a non-resident enterprise indirectly transfers mainland China taxable properties through an arrangement without reasonable commercial purpose but to avoid PRC Corporate Income Tax, the indirect transfer shall be re-characterized and treated as a direct transfer of mainland China taxable properties. SAT Notice 7 also interprets the term “transfer of the equity interests in a foreign intermediate holding company” broadly. In addition, SAT Notice 7 provides clearer criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to the public trading of shares in a listed company holding taxable mainland China assets and indirect transfers resulting from a corporate restructuring.

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

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-Resident Enterprises at Source, or SAT Circular 37, which became effective on December 1, 2017 and was amended on June 15, 2018. The SAT Circular 37 applies the principle of withholding of income tax of non-resident enterprises at source. The SAT Circular 37 stipulates that the taxable income from equity transfers refers to the balance of deducting the net value of equity transferred from the total income from the applicable equity transfer. Pursuant to SAT Circular 37, the payer, namely the principal, the designator, or the warrantee or the guaranteed party, should assume the obligation of withholding income tax in the circumstances where the payer entrusts an agent or designates a third party to make payments on its behalf, or the payments should be made by a third-party warrantor or guarantor as provided in the applicable guarantee contracts or applicable laws.

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

The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state”, or HNTEs, which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain qualification criteria. In addition, PRC laws permit reduction in income tax for “key software enterprises”, or KSEs, or “software enterprises.” All of these statuses are subject to review and renewal, with HNTEs to be renewed every three years and KSEs and software enterprises annually. Currently we have six subsidiaries eligible for preferential tax treatments, six of which are recognized as HNTEs and are eligible for the preferential 15% enterprise income tax rate, three of which are recognized as software enterprises and two of which are accredited as KSEs. However, if any of these subsidiaries fails to pass the review by, and filing with, the relevant tax authorities to be qualified as a HNTE, a KSE or a software enterprise, such company will no longer enjoy the corresponding preferential tax treatment described above.

Our global income and the dividends that we may receive from our mainland China subsidiaries, dividends distributed to our non-mainland China shareholders and ADS holders, and gains recognized by such shareholders or ADS holders, may be subject to PRC taxes under the EIT Law, which would have a material adverse effect on our results of operations.

Under the EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, and its implementation rules, which became effective on January 1, 2008 and was most recently amended on December 6, 2024, an enterprise established outside of the mainland China with “de facto management bodies” within the mainland China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009, which was amended in 2013 and 2017 respectively. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in mainland China. On July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), which became effective on September 1, 2011 and was most recently amended in 2018, to provide more guidance on the implementation of SAT Circular 82. Although we do not believe that our legal entities organized outside of the mainland China constitute mainland China resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. In such case, we may be considered a mainland China resident enterprise and may therefore be subject to enterprise income tax at a rate of 25% on our global income. If we are considered a mainland China resident enterprise and earn income other than dividends from our mainland China subsidiaries, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in mainland China to its foreign investors, which are non-mainland China tax resident enterprises without an establishment in mainland China, or whose income has no connection with their institutions and establishments inside mainland China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we conduct our business through our wholly-owned subsidiaries and VIEs in mainland China, of which our WFOEs are the primary beneficiaries of the VIEs. Autohome WFOE is 100% owned by Cheerbright, our wholly owned subsidiary located in the British Virgin Islands. The British Virgin Islands currently does not have any tax treaty with mainland China with respect to withholding tax. As long as Cheerbright is considered a non-mainland China resident enterprise, dividends that it receives from Autohome WFOE may be subject to withholding tax at a rate of 10%. As to our subsidiaries located in Hong Kong, such as Autohome Media Limited, the shareholder of our mainland China subsidiaries, and Autohome Link Hong Kong Limited, the shareholder of Chezhiying WFOE, and TTP CAR (HK) LIMITED, the shareholder of TTP WFOE, under the Arrangement between mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, as long as each of our Hong Kong subsidiaries is considered a non-mainland China resident enterprise and directly holds at least 25% of the equity interests of its respective mainland China subsidiaries, dividends that it receives from its mainland China subsidiaries may be subject to withholding tax at a preferential rate of 5%, if it is the beneficial owner of the dividends, upon receiving the approval from the local tax authority. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. The SAT Circular 60 was replaced by the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Treaties, or SAT Circular 35, promulgated by the SAT on October 14, 2019 and became effective on January 1, 2020. Pursuant to the SAT Circular 35, non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate, and non-resident enterprises and their withholding agents may, by self-assessment and upon their confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms when performing tax filings. Moreover, non-resident enterprises and their withholding agents shall keep the supporting documents for post-filing examinations by the relevant tax authorities.

As uncertainties remain regarding the interpretation and implementation of the EIT Law and its implementation rules, we cannot assure you that if we are regarded as a mainland China resident enterprise, any dividends to be distributed by us to our non-mainland China enterprise shareholders and ADS holders would not be subject to any PRC withholding tax at a rate of 10% and to non-mainland China individual shareholders and ADS holders would not be subject to PRC individual income tax at a rate of 20%. Similarly, any gain recognized by such non-mainland China shareholders or ADS holders on the sale of shares or ADSs, as applicable, may also be subject to PRC tax. If our dividends payable to our non-mainland China enterprise shareholders, non-mainland China individual shareholders and ADS holders, or on gains recognized by such non-mainland China shareholders or ADS holders are required under the EIT Law and the Individual Income Tax Law to be subject to PRC tax, such investors’ investment in our ordinary shares or ADSs may be materially and adversely affected.

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

In addition, we have been subject to stricter regulatory requirements in terms of entering labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract law, which became effective in January 2008, as amended in December 2012 and effective as of July 1, 2013, and its implementation rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employment contracts or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost- effective manner, which could adversely affect our business and results of operations. In October 2010, the SCNPC promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees. On February 18, 2019, the Ministry of Human Resources and Social Security and eight other departments issued the Circular on Further Regulating Recruitment Activities to Promote Equal Employment for Women, or Circular on Promoting Equal Employment for Women, which came into force simultaneously. The Circular on Promoting Equal Employment for Women stipulates that if employers or human resources agencies are found to have posted hiring advertisements containing discriminatory content, they may be ordered to correct such discriminatory advertisements. Failure to correct the discriminatory advertisements as ordered will be punishable by a maximum fine of RMB50,000. Inquiring about a female applicant’s marital and childbearing status, conducting pregnancy test in the entry medical examination and other behaviors involving gender discrimination are also prohibited by the Circular on Promoting Equal Employment for Women.

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

There have been changes in international trade policies and rising political tensions. For example, the U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. For example, starting from early 2018, the U.S. President announced the imposition of tariffs on certain Chinese goods entering the United States, and both China and the United States have each imposed additional tariffs since then, alongside tariffs imposed by the United States on goods from countries around the world announced recently, and China’s counter measures of imposing tariffs on U.S. goods. The United States may in the future impose further tariffs on goods from countries worldwide and these countries may take further counter measures. The potential impact of these tariffs remains uncertain, and it is unclear what retaliatory actions other governments may take. These developments could have a material adverse effect on global economic conditions and the stability of global financial markets.

While cross-border business currently may not be an area of our focus, any rising trade and political tensions or unfavorable government policies on international trade and Chinese companies could impact our competitive position or hinder our commercial activities in certain countries. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

Risks Related to Our ADSs and Ordinary Shares

The trading price of our ADSs and/or ordinary shares has been and is likely to continue to be, volatile, which could result in substantial losses to holders of our ADSs and/or ordinary shares.

The trading price of our ADSs and/or ordinary shares has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the daily closing trading prices for our ADSs on the NYSE ranged from US$22.43 to US$34.44 in 2024. Likewise, the daily closing trading prices for our ordinary shares on the Hong Kong Stock Exchange ranged from HK$43.45 to HK$66.15 in 2024. The trading price for our ADSs and/or ordinary shares may continue to fluctuate in response to factors including, without limitation, the following:

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

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2024, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Under United States federal income tax law, we will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (generally based on the average quarterly value of our assets during the taxable year) is attributable to assets that produce or are held for the production of passive income . Although the law in this regard is not entirely clear, we treat the VIEs as being owned by us for United States federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with such entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements.

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC. No assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2024 or any future taxable year.

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

On November 18, 2021, our board of directors authorized a share repurchase program, under which we may repurchase up to US$200 million of our ADSs over the next 12 months (the “Share Repurchase Program”). The Share Repurchase Program was publicly announced on the same day. On November 3, 2022, our board of directors authorized an extension of the term of the Share Repurchase Program for another twelve months to November 17, 2023. As of November 17, 2023, we had repurchased 6,726,883 ADSs for a total cost of approximately US$200.0 million. On September 4, 2024, our board of directors authorized a new share repurchase program (the “New Share Repurchase Program”), effective from the same date, pursuant to which we may repurchase up to US$200 million of our shares (including ADSs) over the next 12 months. As of December 31, 2024, we have repurchased 1,860,800 ADSs for a total cost of approximately US$50.6 million under the New Share Repurchase Program. Our board of directors may authorize additional share repurchase program in the future. Any such share repurchase program may affect the price of our stock and increase volatility, diminish our cash reserve, and may be suspended or terminated at any time. We cannot guarantee that any share repurchase program we institute will be fully consummated or that it will enhance long-term shareholder value. For details of the volume of ADSs repurchased pursuant to our repurchase program, please see “Item 16E—Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Sales of our ADSs and/or ordinary shares in the public market or through private transactions, or the perception that these sales could occur, could cause the market price of our ADSs and/or ordinary shares to decline. Yun Chen owned 47.4% of our total outstanding shares as of March 31, 2025. In addition to unregistered sale, it can also dispose of these shares through registered transaction as it has the right to cause us to register under the Securities Act the sale of its shares. Sales of these shares, or the perception that such sales could occur, could cause the price of our ADSs and/or ordinary shares to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We cannot predict what effect, if any market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs and/or ordinary shares.

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

In September 2017, we acquired 100% equity interests of Shanghai Tianhe, a company licensed by the Shanghai Bureau of the NFRA to engage in insurance brokerage business in the mainland China, through Autohome Information, with a total cash consideration of RMB21.1 million.

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

B.
Business Overview

Overview

We are the leading online destination for automobile consumers in China, ranking first among automotive service platforms in China in terms of mobile daily active users as of December 31, 2024, according to QuestMobile. Through our three websites, autohome.com.cn, che168.com and ttpai.cn, accessible mainly through PCs, mobile devices, our mobile applications and mini apps, we deliver comprehensive, independent and interactive content and tools to automobile consumers as well as a full suite of services to automakers and dealers across the auto value chain.

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

The chart below illustrates our integrated ecosystem, including transaction flows and fund flows within each of our businesses:

New Car Buyers
New car sales
New car purchase
Automakers / Automobile Brands' Regional Offices
New / Used Car Dealers
• Data products
3a
• Subscription fees
• Project fees (KPI-based)
Third-party Advertising Agencies
• Advertising solutions and tools
1
• Advertising fees (time-based pricing)
• Platform-based services and transaction-oriented marketing solutions
3b
• Commissions for transaction facilitated
• Dealer subscription services
• Advertising services
• Used car listing and other platform-based services
2
• Subscription fees (fixed-fee and floating-fee basis)
• Advertising fees (time-based pricing)
• Used car listing service fees (time-based or quantity based pricing)
• Data products
3a
• Subscription fees
• Used car transaction facilitating services
3b
• Commissions for transaction facilitated
汽车之家
AUTOHOME INC.
• Used car transaction facilitating services
3b
• Commissions for transaction facilitated
天天拍车
二手车交易在线服务平台
(AI, big data, cloud, SaaS services and other technologies such as AR, VR)
• Content creation, auto-related services and products consumptions
• Provision of auto-related contents, products and services
Users
• Auto-financing and insurance transactions facilitation
3c
• Commission fees
Auto-finance Providers
Auto-financing product purchasers (dealers and users)
Transaction Flow
Payment Flow
① Media Services to Automakers
② Leads Generation Services to Dealers
③ Online Market Place and Other Services
3a Data products
3b New / Used car transactions
3c Auto-financing services

1.
As of December 31, 2024, the VIEs primarily carried out part of the leads generation services to dealers (used car listing services), part of used vehicles transaction services, and other comprehensive auto-related services.

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

Our Mobile Websites and Applications

For mobile users, our content can be accessed mainly on our websites, on our mobile applications and on our mini apps. We have made significant efforts in recent years to optimize the mobile version of our websites to display our content and develop and enhance the functions of our mobile applications to capture a greater number of users that access our services through mobile devices. For example, according to QuestMobile, our mobile daily active users amounted to 54.4 million, 68.2 million and 77.5 million in December 2022, December 2023 and December 2024, respectively. We were among the earliest in our industry in mainland China to introduce both iOS- and Android-based applications to allow users to easily access our content. Users can conveniently enjoy features available on our mobile websites and applications from their mobile devices, such as reading articles, checking vehicle prices and model parameters, viewing pictures, viewing dealer’s information, visiting our Autohome Mall and participating in forum discussions.

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

Originally-generated Content

Our originally-generated content is created by our dedicated editorial team and includes automobile-related articles and reviews, pricing trends in various local markets, photographs, video clips and live streaming. This content covers topics throughout the automobile ownership life cycle, from automobile research, selection and purchase to ownership and maintenance and to eventual replacement. In 2018, we launched a new channel focusing on new energy vehicles to accommodate the increasing interest and attention of our users on new energy vehicles. Our review writers obtain first-hand experiences by test-driving many newly released vehicle models provided by various automakers. We also have an AH-100 Vehicle Rating System which applies standard criteria to measure a comprehensive set of performance-based features of the vehicles on sale, such as safety, dynamics, fuel consumption, comfortableness and driving experience. Our AH-100 Vehicle Rating System helps automobile consumers make an easier choice when selecting vehicles to purchase. In 2021 and 2022, we further launched our motorcycle model library and new energy vehicle library, respectively, to expand our product service and offerings to cater to users’ diverse needs. In 2023 and 2024, we gradually unveiled a series of professional IP matrix focusing on smart vehicles and new energy vehicles, etc. to create a rich array of high-quality content and attract more users. In addition, we actively support national trade-in policy by aggregating subsidy policies and promotional offers from manufacturers through our online platform and organized the “Hundred Cities Trade-in for New” series of auto shows offline. By doing this, we accelerate demand for vehicle upgrades and trade-ins and help facilitate the implementation of the government policy. Our editorial team at our Beijing headquarters and sales representatives located in 227 cities throughout mainland China work closely with automakers, dealers and other industry participants to create automobile-related articles. Although automakers may provide us with sample vehicles to test drive, we review all new automobiles independently, based upon our teams’ experience and from our users’ perspective.

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

Professionally-generated Content

In 2016, we launched an open content platform to invite the key opinion leaders and influential bloggers or writers in the automotive field to contribute their high-quality professional review, analysis and insights on automotive-related topics, including vehicle reviews, industry trends, auto photography, maintenance and others. Our diversified professionally-generated contents complement our automotive ecosystem strategy and bring our users enriched and customized content consisting of high-quality articles, photographs, video clips and live streaming. As of December 31, 2024, we had 32,484 professional content contributors on our platform, compared to over 30,991 contributors as of December 31, 2023. Since 2018, we have been expanding our collaboration with automakers, key opinion leaders, professional experts and social media to further upgrade our professionally-generated content ecosystem.

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

As of December 31, 2022, 2023 and 2024, we had over 189.5 million, over 208.6 million and over 223.6 million registered users, respectively. As our user base has grown and our user engagement and forum activity has increased, our database of user-generated content has expanded, which in turn has attracted more users.

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

Automobile Library and Listing

We have one of the most comprehensive automobile libraries within our industry in mainland China with approximately 84,721 vehicle model configurations as of December 31, 2024.

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

Our Interactive Tools

Leveraging the rich content and user data on our platform and our advanced AI and data technologies, we have developed a portfolio of intelligent tools to facilitate our users’ potential vehicle purchases. For example, CarPlan is an interactive AI-based tool trained by the rich data we have and can answer a variety of questions from potential purchasers and recommend suitable choices to the users. Our car model comparison tool, on the other hand, allows users to select a number of car models and compare them by a variety of metrics and other information, thus enabling the users to make an informed purchase decision based on extensive and immediately available comparative data. Additionally, in response to frequent fluctuations in vehicle pricing, we introduced a number of innovative tools, including a price-trend tracker and a comprehensive model comparison tool. The former enables users to intuitively see pricing trends while the latter provides enhanced detailed comparisons to improve the comparison and decision-making process.

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

In each of 2022, 2023 and 2024, 100, 96 and 101 automakers operating in mainland China, which include independent Chinese automakers, joint ventures between Chinese and international automakers and international automakers that sell their cars made outside of mainland China, purchased media services from us, respectively. As is customary in mainland China, we sell our advertising services and solutions primarily through third-party advertising agencies that represent the automakers and automobile brands’ regional offices. We typically enter into individual advertising agreements with the third-party advertising agencies. Although we sell our advertising services and solutions to third-party advertising agencies, we consider the automakers and automobile brands’ regional offices, who are the main decision makers as to whether to place advertisements on our websites and mobile applications, to be our end-customers.

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

Leads Generation Services to Dealers

Our leads generation services enable our dealer subscribers to create their own online stores, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of potential customers and effectively market their automobiles to consumers online and ultimately generate sales leads. Our leads generation services also include used car listing services, which provide a user interface that allows potential used car buyers to identify suitable listings and contact the relevant sellers. We provided leads generation services to 24,126, 24,248 and 24,900 dealers in 2022, 2023 and 2024, respectively.

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

Online Marketplace and Other Services

Our online marketplace and other businesses include our data products, our new and used car transaction services and our auto financing business, among others. Our data products leverage our intelligent big data analytics capabilities and massive pool of accumulated user data to provide end-to-end data-driven products and solutions for automakers and dealers across different stages of the value chain. We facilitate new and used vehicles transactions and provide other platform-based services for new and used car buyers and sellers. In September 2022, we launched our first offline experience store, Autohome Space, helping us build brand awareness among users. We further expanded our franchised store network in 2023 and refined this new retail business model by integrating our used car business into these stores. In addition to providing a one-stop service for selecting and purchasing new energy vehicles from multiple brands, these stores also offer consumers the opportunity to trade in their cars and apply the proceeds towards the purchase of a new one, taking advantage of the vehicle disposal capacity of TTP. We also provide an extensive suite of auto-related services to our users by integrating TTP’s offline vehicle examination, ownership transfer services and other ancillary services with our online services. In May 2024, we initiated our Satellite Plan - a strategic initiative to establish satellite stores in lower-tier cities adjacent to the flagship Autohome Space stores, further accelerating our network expansion and facilitating deeper penetration into broader geographical markets. By early 2025, the total number of our franchised offline stores exceeds 150, generating strong brand aggregation and extensive channel coverage. Through our auto financing business, we provide services to our cooperative financial institutions that involve facilitating the sale of their loans and insurance products to consumers and used automobile sellers.

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

Auto Financing Services

We have been developing our auto financing business to address the under-served auto financing market in mainland China by providing comprehensive online-based financial services. We gradually shifted our focus from leads generation to transaction facilitation and promote successful transactions with targeted and diversified auto financial services. Based on users’ preferences and our big data analysis, we recommend a broad range of loans and insurance products offered by our cooperative financial institutions to our users that have auto financing needs and match them to facilitate transactions as an insurance brokerage service provider with the relevant license from the Shanghai Bureau of the NFRA. We also introduced merchant loans offered by our cooperative financial institutions to automobile sellers. Through our platform, we plan to enable our users and automobile sellers who are in need of auto financing to easily access various high-quality loans and insurance products and allow our cooperative financial partners to effectively increase the volume of their financing transactions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are unable to effectively manage our auto finance business, we may not be able to achieve our expected business growth, our results of operations may be adversely affected and we may be subject to penalties as a result of noncompliance.” We primarily generate revenues from collecting commissions for facilitating transactions of auto-financing and insurance products on our platform.

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

We had an experienced product development team of 1,232 engineers as of December 31, 2024. Our past innovation has focused on helping users research, select and purchase suitable vehicles through our websites. We plan to develop additional products and services for our mobile applications and media-related technology and enhance our big data analytics capabilities and AR- and VR-related technologies.

Sales and Marketing and User Acquisition

Our nationwide in-house team of sales representatives sells our services to automakers and dealers. As of December 31, 2024, we had 1,882 sales and marketing representatives in 227 cities across mainland China and visiting customers in an additional 128 cities.

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

We believe brand recognition is important to our ability to attract users. We focus our sales and marketing efforts through search engines, navigation websites and mobile platforms to retain and strengthen our leading position in terms of user reach. For example, we cooperate with application stores and mobile browsers to promote our mobile applications and our websites. We also conduct online marketing events on Autohome Mall and other traditional and social media channels as well as offline promotional campaigns with our partners. For example, we conduct the annual “Singles’ Day” campaign to generate quality sales leads and further facilitate the transactions. In August 2019, we launched the 818 Super Auto Show, the first auto-themed gala in mainland China that created an innovative integration of online and offline promotion elements, which attracted a large number of automakers, dealers and potential auto consumers to participate and further promoted Autohome’s brand awareness to a much wider user base. As of the date of this annual report, we had held the show for six consecutive years. We have also engaged celebrities, primarily athletes, as our brand spokespersons to further promote our brand and stimulate user interest in our platform.

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

We hold “汽车之家” and “车之家” (both meaning “auto home” in English), “AUTOHOME®” and “天天拍车” trademarks in mainland China through the VIEs, with each registered under different categories. In addition, as of December 31, 2024, we held 68 pending trademark applications and 673 registered trademarks. As at the same date, we had 96 registered domain names, including our main website domain names, autohome.com.cn, che168.com and

ttpai.cn, 378 pending patent applications, and 445 registered patents. We had 1,415 computer software copyrights as of December 31, 2024.

Competition

With respect to our auto media and leads generation businesses, we face competition from mainland China’s automotive vertical websites and mobile applications, such as BitAuto, Dongchedi, Xcar and PCauto, from the automotive channels of major internet portals, such as Sina and Sohu, and from companies engaged in mobile social media, news, video and live-streaming applications. We may also face competition from online automobile transaction platforms, such as Uxin, Guazi and Renrenche, as we develop our used car transaction business. Our auto finance business faces competition from other auto finance companies, such as Yixin and Souche. In addition, we also face competition from companies engaged in social media business, such as ByteDance and Tencent, companies engaged in data product offering, such as BitAuto and Dongchedi, and companies engaged in AI and big data technologies. We may also face competition from mobile applications of automakers as some automakers are exploring to connect with users directly. As we have established more than 150 franchised offline stores across the country, some dealers may also view us as their competitors in these regional markets. Competition will be centered on factors similar to those affecting our current media services and leads generation services, primarily centered on increasing user reach, user engagement and brand recognition, relationships with the suppliers, and attracting and retaining advertisers or customers, among other factors. For our transaction business, as online automobile transaction is a relatively new business model and consumers in mainland China might be accustomed to make automobile purchases with traditional dealerships, we cannot guarantee that the automobile consumers in mainland China will accept such business model. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face significant competition, and if we fail to compete effectively, we may lose market share and our business, prospects and results of operations may be materially and adversely affected.”

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

Environmental, Social and Governance Initiatives

We filed our ESG report for the year ended December 31, 2024 on April 2, 2025. As a leading online destination for automobile consumers in China, we are committed to providing consumers with one-stop services covering the entire car purchase and ownership cycle, including high-quality services on automotive consumption and lifestyle to support the vigorous development of the automotive industry in mainland China. As a market leader, we have the responsibility to lead our industry toward a more sustainable future. To this end, we seek to build sustainability into everything we do. Below is a summary of our 2024 ESG highlights:

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

Social. In 2024, we made donation of RMB850,000 to public welfare projects and contributed 878 hours in community service project. As of December 31, 2024, 36% of our employees were women. We do not use child labor or forced labor, and 100% of our employees are covered by mainland China’s social security system. Training courses were delivered to employees in both online and offline formats, with a participation rate of 100% and average training hours exceeding 18.5 hours.

Governance. In 2024, 100% of our directors and employee received integrity training. We encourage suppliers and related partners to act with honesty, integrity and self-discipline and in accordance with laws in their business activities with us. In 2024, 100% of our suppliers and business partners signed up the Commitment on Integrity (Anti-Corruption and Anti-Bribery).

The ESG report describes ESG topics that we consider are material to our business, how we manage them, our current performance, our long-term targets, and our strategies to achieving those long-term targets. For more information, please refer to the ESG report, which is accessible via hyperlink in our press release furnished to the SEC as Exhibit 99.1 to our Form 6-K (File No. 001-36222) on April 2, 2025. The ESG report is not incorporated by reference into this annual report.

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

Regulations on Corporate Governance

On December 29, 2023, the SCNPC promulgated the PRC Company Law, which came into effect on July 1, 2024. The PRC Company Law superseded the previous PRC Company Law amended in October 2018, introducing significant changes to various key aspects of corporate formation, operations, and governance. These changes include modifications to the statutory timeframe for the payment of registered capital and alterations in the composition of the board of directors and the board of supervisors, among other areas.

Regarding the payment period for registered capital, under the PRC Company Law, all shareholders of a PRC limited liability company are required to fully pay the registered capital subscribed within five years from the company’s establishment date, except as otherwise stipulated by specific laws and regulations. For companies established prior to the effective date of the PRC Company Law, any capital contribution timeframe exceeding the requirements must be amended in their articles of association. Moreover, for companies whose capital contribution period or registered capital amount is deemed significantly irregular, the competent governmental authority may require such company to make adjustment accordingly in a timely manner. The PRC Company Law provides that the detailed implementation measures for the aforesaid provisions will be formulated by the State Council.

On July 1, 2024, the State Council issued the Provisions of the State Council on Implementing the Registered Capital Registration Management System under the PRC Company Law, which further strengthen the registration management of companies’ registered capital. Pursuant to such provisions, there is a three-year transitional period, from July 1, 2024, to June 30, 2027, allowing existing companies to align their capital contribution timelines accordingly.

Concerning corporate governance structures, the PRC Company Law removes the maximum limit on the number of directors for a limited liability company. It mandates the inclusion of an employee representative as a director on the board of directors of such companies, which lack a board of supervisors but employ more than 300 individuals. This representative must be democratically elected through an employee general assembly or other democratic processes. Additionally, pursuant to the PRC Company Law, limited liability companies, joint-stock companies of a smaller scale or with fewer shareholders, and wholly state-owned enterprises are permitted to establish an audit committee in lieu of a board of supervisors. These entities may opt not to establish a board of supervisors or any supervisory positions.

Regulations on Value-Added Telecommunications Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations, which drew a distinction between “basic telecommunication services” and “value-added telecommunications services.” The Telecommunications Regulations was subsequently revised on July 29, 2014 and on February 6, 2016. On December 28, 2015, the MIIT published the 2015 Catalog, which took effect on March 1, 2016 and was partially revised on June 6, 2019. Under the 2015 Catalog, “value-added telecommunication services” was further classified into two sub-categories and 10 items. Both internet content provision services, or ICP services, and online data processing and transaction processing services are under the second subcategory of value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

On September 25, 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures. The Internet measures was most recently revised on December 6, 2024. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC.

On March 1, 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating License, or the Telecom License Measures, which took effect on April 10, 2009. The Telecom License Measures was subsequently revised on July 3, 2017. The Telecom License Measures sets forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an ICP operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an ICP operator providing the same services in one province is required to obtain a local license.

To comply with these PRC laws and regulations, Shengtuo Hongyuan and Shanghai Jinyou hold ICP licenses. Autohome Information holds a value-added telecommunications services license for conducting online data processing and transaction processing services (for e-commerce only) and internet information services (for internet information services only), and a value-added telecommunications services license for information services (excluding internet information services) (such certificate held by Autohome Information is in the process of the renewal).

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

As a Cayman Islands company and foreign legal person under laws of mainland China, we are subject to the aforesaid provisions. To comply with these regulations of mainland China, we operate our websites through the VIEs. Autohome Information is currently 50% owned by Quan Long and 50% owned by Youdong Wang. Shengtuo Hongyuan is currently 50% owned by Tao Wu and 50% owned by Youdong Wang. All of them are PRC citizens.

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

On January 8, 2025, the State Council issued Reply of the State Council on Approving Temporary Adjustments to the Implementation of Relevant Administrative Regulations and Department Rules in Beijing. According to this reply, the Negative List shall be temporarily adjusted in Beijing. There would be no restrictions on the foreign shareholding ratios in value-added telecommunication services in Beijing, including the information service business (only applicable to application stores, excluding the fields prohibited for foreign investment) and internet access service business (only applicable to the provision of internet access services to users).

However, given the recent enactment of the announcement and the reply, there remains uncertainty with respect to the interpretation and practical application.

According to the Negative List, although a foreign investor is allowed to own more than 50% of the total equity interest in an e-commerce business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business, other requirements provided by these provisions still apply. In addition, foreign investors are prohibited from investing in companies engaged in online live-streaming and radio and television programs production and dissemination. Accordingly, we believe that it would be impracticable for us to acquire any equity interest in the variable interest entities without diverting management attention and resources. Moreover, we believe that our contractual arrangements with these entities and their individual nominee shareholders allow us to have the power to direct the activities of these entities that most significantly impact their economic performance. Accordingly, we currently do not plan to acquire any equity interest in any of the variable interest entities.

Regulations on Foreign Investment

On March 15, 2019, the Foreign Investment Law was enacted by the NPC, which became effective on January 1, 2020 and replaced the trio of the laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

The Foreign Investment Law does not explicitly expand the definition of “foreign investment” to include entities established through a VIE structure but contains a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council.

Moreover, the Foreign Investment Law establishes a foreign investment information reporting system. Foreign investors or foreign-funded enterprises shall submit the investment information to competent governmental departments for commerce through the enterprise registration system and the enterprise credit information publicity system. The contents and scope of foreign investment information to be reported shall be determined under the principle of necessity. Where foreign-investors or foreign-invested enterprises are found to be non-compliant with these information reporting obligations, competent department for commerce shall order corrections within a specified period; if such corrections are not made in time, a penalty of not less than RMB100,000 yet not more than RMB500,000 shall be imposed. Aside from the reporting system for foreign investment information, the Foreign Investment Law shall also establish a security examination mechanism for foreign investment and conduct security review of foreign investment that affects or may affect national security. The decision made upon the security examination in accordance with the law shall be final. We will be subject to the Foreign Investment Law if our contractual arrangements with the VIEs are defined or regarded as a form of foreign investment in the future.

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

Regulations on Internet Content Services

The NPC has enacted laws with respect to maintaining the security of internet operation and internet content. According to the Internet Measures, violators may be subject to penalties, including criminal sanctions, for internet content that:

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

On February 4, 2015, the CAC promulgated the Administrative Provisions on Account Names of Internet Users, or the Account Names Provisions, which became effective as of March 1, 2015. The Account Name Provisions requires all users of internet information service providers to authenticate their real identity information for registration of accounts. Relevant internet information service providers are responsible for the protection of users’ privacy, consistency of user information, such as account names, avatars, the requirements contemplated in the Account Names Provisions, making reports to the competent authorities if the names of institutions or social celebrities are illegally used for or associated with registration of account names, and taking appropriate measures to stop any such violations, such as notifying the user to make corrections within a specified time and suspending or closing accounts in the event of continuing non-compliance.

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

On March 7, 2025, the CAC, MIIT, the Ministry of Public Security and NRTA jointly promulgated the Measures for Labeling AI-Generated or Composed Content, which will come into effect as of September 1, 2025. The measures aim to promote the healthy development of AI and regulate the labeling of AI-generated or composed content. According to the measures, both explicit label and implicit label are required for AI-generated or composed content. The explicit label shall be prominently presented in texts, audios,images, videos and virtual scenes, while the implicit label shall record the generated or composed content in the file metadata. The service providers shall ensure the integrity of the label during the dissemination of the content and shall not maliciously delete, tamper with, forge or conceal the labeling of generated or composed content, and the internet application distribution platform shall verify the materials related to the labels for its generated or composed content. In addition, the Cybersecurity Technology—Labeling Method For Content Generated by Artificial Intelligence issued by the SAMR and the Standardization Administration of the PRC will be simultaneously implemented as of September 1, 2025.

These laws and regulations apply to the Internet content services we provide through the VIEs and impose responsibilities on the VIEs for monitoring the websites, mobile applications and users, safeguarding the security of the internet as well as maintaining the internet content.

Regulations on Internet Privacy and Data Security

In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The PRC law does not prohibit ICP operators from collecting and using personal information from their users with the users’ consent. However, the Internet Measures prohibits an ICP operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. The regulations further authorize the relevant telecommunications authorities to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. On December 29, 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, effective as of March 15, 2012. It stipulates that ICP operators may not, without a user’s consent, collect the user’s information that can be used alone or in combination with other information to identify the user and may not provide any such information to third parties without the user’s prior consent. ICP operators may only collect users’ personal information that is necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and use of such personal information. In addition, an ICP operator may only use users’ personal information for the stated purposes under the ICP operator’s scope of service. ICP operators are also required to ensure the proper security of users’ personal information, and take immediate remedial measures if users’ personal information is suspected to have been inappropriately disclosed. If the consequences of any such disclosure are expected to be serious, ICP operators must immediately report the incident to the telecommunications regulatory authority and cooperate with the authorities in their investigations.

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

On March 15, 2017, the NPC issued the General Rules of the Civil Law of the PRC, which came into effect on October 1, 2017. The General Rules has introduced personal information rights and data protection and provided that personal information of a natural person should be protected by the law. On May 28, 2020, the NPC approved the Civil Code of the PRC, or the Civil Code, which came into effect on January 1, 2021 and abolished the General Rules of the Civil Law of the PRC. Pursuant to the Civil Code, the collection, storage, use, process, transmission, provision and processing of personal information should follow the principles of legitimacy, properness and necessity.

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

On April 10, 2019, the Cyber Security and Protection Bureau of the Ministry of Public Security, the Beijing Internet Industry Association and the Third Research Institute of the Ministry of Public Security jointly issued Internet Personal Information Security Protection Guidance. The guidance applies to “personal information holders”, which means enterprises that provide services through the internet and organizations or individuals who use a private or internet- disconnected space to control and process personal information. It indicates that in addition to traditional internet companies, companies or individuals in other fields are also subject to its governance for long as they are involved in the control and processing of personal information. The guidance heightens requirements on the collection of personal information by personal information holders. For example, the guidance provides that personal information that is not related to the services provided by personal information holders should not be collected, and service providers shall not force users to provide personal information by bundling products or various business functions of the service.

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

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which became effective in September 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the PRC Data Security Law provides a national security review procedure for those data activities which affects or may affect national security and imposes export restrictions on certain data and information.

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

On December 28, 2021, the CAC, the NDRC, the MIIT, the Ministry of Public Security, the Ministry of National Security, the Ministry of Finance, or the MOF, the MOFCOM, the PBOC, the SAMR, NRTA, the CSRC, the National Administration of State Secrets Protection and the State Cryptography Administration jointly released the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review

Measures, network platform operators with personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before going to list abroad.

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

On February 22, 2023, the CAC promulgated the Measures on the Standard Contract for Outbound Transfer of Personal Information, which came into effect on June 1, 2023. On March 22, 2024, the CAC issued the Provisions on Facilitating and Regulating Cross-border Data Flow. The aforementioned two provisions provide rules on the cross-border data transfer, including the regulation on the personal information processor that transfers personal information offshore by establishing standardized contracts.

On May 23, 2023, the SAMR and the Standardization Administration of the PRC jointly released the Guidelines for Category and Classification of Cybersecurity Incidents, defined the classification of cybersecurity incidents and expanded the scope of identifying cybersecurity incidents.

On December 8, 2023, the CAC promulgated the Administrative Measures for Cybersecurity Incident Reporting (Draft for Comments). Pursuant to the Administrative Measures for Cybersecurity Incident Reporting (Draft for Comments), upon occurrence of a cybersecurity incident, the operator shall promptly activate its emergency plan for disposal. According to the Guidelines for Category and Classification of Cybersecurity Incidents, a relatively serious, serious or especially serious cybersecurity incident shall be reported within one hour.

On September 24, 2024, the State Council promulgated the Network Data Security Management Regulations, or the Data Security Regulations, which is applicable to network data processing activities and the security supervision and administration thereof conducted within the territory of the PRC and took effect on January 1, 2025. The Data Security Regulations stipulates that data processors engaging in data processing activities that affect or may affect national security shall be subject to cybersecurity review in accordance with relevant laws and regulations. Furthermore, the Data Security Regulations includes, but is not limited to, the following provisions: (i) the Data Security Regulations provides specific guidelines to clarify the Personal Information Protection Law regarding notification, consent, and individuals’ rights; (ii) the Data Security Regulations outlines the requirements for establishing an important data catalog and stipulates the responsibilities of network data processors to identify and report important data; (iii) the Data Security Regulations optimizes regulations for cross-border data security management, specifying conditions under which network data processors may provide personal information abroad. The regulations clarify that data not identified or publicly disclosed as important data by relevant regions or departments need not undergo cross-border security assessments for important data; (iv) the Data Security Regulations sets forth network data security protection requirements for network platform service providers, third-party product and service providers, and other relevant entities. In addition, pursuant to the Data Security Regulations, large network platform service providers shall publish an annual social responsibility report on personal information protection. Large network platforms refer to network platforms with more than 50 million registered users or more than 10 million monthly active users, which have complex business types and whose network data processing activities have significant impact on national security, economic operation, vital public interests, or other aspects. As of the date of this annual report, there is uncertainty regarding whether we will be designated as a large network platform service provider, as the specific determination criteria have not been announced. If we are designated as a large network platform service provider, we may be subject to obligations in addition to those with which we are currently obligated to comply, including publishing an annual social responsibility report on personal information protection.

On March 28, 2025, the CAC promulgated the Second Draft Amendment to the PRC Cybersecurity Law (Draft for Comment), which provides that network operators and critical information infrastructure operators who fail to fulfill their cybersecurity obligations, thereby causing serious consequences that endanger cybersecurity, such as large-scale data breaches or partial loss of infrastructure functionality, shall be subject to more severe penalties. These penalties include fines ranging from RMB500,000 to RMB10.0 million, suspension of business operations, revocation of relevant licenses, and personal liabilities imposed upon responsible individuals.

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

Regulations on Anti-Monopoly

The Anti-monopoly Law promulgated by the SCNPC, became effective on August 1, 2008 and was latest amended on June 24, 2022. The amended revised version (i) makes changes to the merger review process by enabling SAMR to review non-threshold transactions and introducing the stop-clock system, (ii) changes the rules on anticompetitive agreements for resale price maintenance, introducing a “safe harbor” for vertical monopoly agreement, (iii) provides undertakings “may not organize other undertakings to reach a monopoly agreement or provide substantial assistance for other undertakings to reach a monopoly agreement”,(iv) increases in fines imposed on different parties, e.g., amending the fine for illegal concentration of business operators from “a fine of up to RMB500,000” to “a fine of no more than ten percent of its prior year’s sales revenue if the concentration of the business operators has or may have an effect of eliminating or restricting competitions; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of eliminating or restricting competitions,” (v) creates new fines, including, for example, the specific amount of the fine at not less than two times but not more than five times of the normal amount of the fine determined by the competent authority in case of particularly serious circumstances with particularly adverse effects and serious consequences. On March 10, 2023, the SAMR issued the Provisions on the Prohibitions of Monopoly Agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions and the Provisions on the Review of Concentrations of Undertakings, all of which took effect on April 15, 2023. The provisions detail the relevant rules set forth in the amended Anti-monopoly Law and further elaborate on the factors to be taken into consideration when assessing monopoly agreements, acts of abusing market dominance and concentration of undertakings. For example, the Provisions on the Prohibitions of Monopoly Agreements further clarifies the subject scope of “undertakings with a competitive relationship” in horizontal monopoly agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions further specifies that a business operator with a dominant market position may not abuse its dominant market position to conduct acts, sanctions for violation include an order to cease the activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue from the previous year), and the Provisions on the Review of Concentrations of Undertakings requires that transactions which are deemed concentrations involving business operators that meet revenue threshold prescribed by the State Council are subject to filing at the SAMR.

Furthermore, the PRC government is also enhancing the regulations specially related to platform economy operators. In April 2024, the Anti-monopoly and Anti-unfair Competition Commission of the State Council issued Anti-monopoly Compliance Guideline for Business Operators, which aims to guide and support business operators in establishing and improving anti-monopoly compliance management systems and to enhance their ability to prevent and handle anti-monopoly compliance risks. In particular, on February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day. As a compliance guidance under the existing PRC anti-monopoly laws and regulations for platform economy operators, the Guideline comprehensively addresses five aspects: general provisions, monopoly agreements, market dominance abuse, business concentration, and the misuse of administrative powers to eliminate or restrict competition. It specifically prohibits monopolistic behaviors by internet platforms, aiming to foster a competitive market environment, and to safeguard the interests of consumers and businesses engaged in the internet platform economy.

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

On September 5, 2023, the SAMR issued the Anti-monopoly Compliance Guidelines, which details the circumstances constituting the concentration of undertakings, including merger of undertakings, acquisition of control over other undertakings by an undertaking through acquisition of equity or assets, acquisition of control over other undertakings by an undertaking through contract or any other means or ability to exert decisive impact on other undertakings. The Anti-monopoly Compliance Guidelines emphasizes where a concentration of undertakings reaches the filing threshold, undertakings shall declare in advance to the SAMR and may not implement the concentration before the declaration is made or approved.

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

On February 25, 2023, the SAMR promulgated the Measures for the Administration of Internet Advertisements, or the Measures for Internet Advertisement Administration, which took effect on May 1, 2023. The Measures for Internet Advertisement Administration strengthens the management of, for example, pop-up advertisements, link advertisements and advertorials. The Measures for Internet Advertisement Administration stipulates that the promotion of commodities or services in the form of paid listing on the internet must be conspicuously identified as an advertisement, and it requires advertisers, operators and publishers of internet advertisements containing links to examine the contents in the next level link. Furthermore, the Internet platform operators are obliged to cooperate with advertising monitoring and assist in supervision and provide statistical data.

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

Regulations on Broadcasting Audio/Video Programs through the Internet

On July 6, 2004, the State Administration of Radio, Film, and Television, or the SARFT (currently known as National Radio and Television Administration, or the NRTA), promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules, which was replaced by Provisions on the Administration of Private Network and Targeted Communication Audio-visual Program Services which took effect on June 1, 2016 and was amended on March 23, 2021. For an entity that engages in content delivery, integrated broadcast control, transmission distribution and other private network and targeted communication to send audio-visual program service, an “Internet Audio/Video Program Transmission License” is required.

On April 13, 2005, the State Council announced Several Decisions on the Entry of the Non-public Capital into the Cultural Industry. These decisions encourage and support non-state-owned companies to enter certain culture-related business in mainland China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the SARFT, the Ministry of Culture (the predecessor of the Ministry of Culture and Tourism), and the National Press and Publication Administration to adopt detailed implementation rules according to these decisions.

On December 20, 2007, the SARFT and the Ministry of Information Industry of the PRC, or the MII (currently known as the MIIT) jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008 and was amended in August 2015. Circular 56 reiterates the requirement that online audio/video service providers must obtain an “Internet Audio/video Program Transmission License”. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled companies. According to relevant official answers to press questions published on the SARFT’s website dated February 3, 2008, officials from the SARFT and the MII clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. These policies have been reflected in the application procedure for Internet Audio/video Program Transmission License. Failure to obtain the internet audio/video program transmission license may subject an online audio/video service provider to various penalties, including fines of up to RMB30,000, seizure of related equipment and servers used primarily for such activities and even suspension of its online audio/video services.

On March 17, 2010, the SARFT issued the Internet Audio/Video Program Services Categories (Provisional), or the Provisional Categories, which was amended on March 10, 2017. The amended Provisional Categories classified Internet audio/video programs into four categories, which are further divided into seventeen sub-categories.

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

Both Autohome Information and Shengtuo Hongyuan hold operating licenses for the production and dissemination of radio and television programs (excluding current affairs news and similar themed specials or columns).

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

Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualification issued by the National Administration of Surveying, Mapping and Geoinformation in December 2011, any entity that has not yet applied for a surveying qualification certificate for internet mapping services is prohibited from providing any internet mapping services.

On November 26, 2015, the State Council enacted the Administrative Regulations on Maps, or the Maps Regulations, effective as of January 1, 2016. The Maps Regulations requires entities engaging in internet mapping services, such as geographic positioning, the uploading of geographic information or markings, and the development of a public map database, to obtain a relevant qualification certificate for surveying and mapping. The Maps Regulations requires entities engaging in online map services to use mapping data approved by the relevant governmental authorities, host servers storing map data within the mainland China, and establish a management system as well as protection measures for the data security of the online maps. The mapping data must not contain any content prohibited by the Maps Regulations, and no entities or individuals are allowed to upload or mark such prohibited content online. Further, entities engaging in internet mapping services shall keep confidential any information involving state secrets and trade secrets acquired during their work.

We have provided maps on our websites and mobile applications for the convenience of our users to locate certain service providers. Both Autohome Information and Shengtuo Hongyuan hold the Surveying and Mapping Qualification Certificates for internet mapping.

Regulations on Online Cultural Services

On May 10, 2003, the Ministry of Culture, the predecessor of the Ministry of Culture and Tourism, promulgated the Interim Administrative Provisions on Internet Culture, which became effective on July 1, 2003 and was most recently amended in December 2017. The Interim Administrative Provisions on Internet Culture require ICP operators engaged in “internet culture activities” to obtain an Internet Culture Business Permit from the provincial administration of culture. The term “internet culture activities” includes, among other things, online dissemination of internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, publication and broadcasting of internet cultural products.

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

Regulations on Online Live-streaming Services

The Provisions on the Administration of Online Live Streaming Services was issued by the CAC on November 4, 2016 and was effective on December 1, 2016. Under the provisions, those who provide online live-streaming services through online performances, internet video and audio programs, and so forth, shall obtain relevant qualifications as required by laws and regulations. Online live streaming service providers shall be the main responsible party, equip professionals comparable to the service scale, and improve systems for information review, information security management, duty patrols, emergency response, and technical guarantee. Online live streaming service providers shall establish platforms for reviewing live streaming content. Online live streaming service providers and online live streaming publishers that provide internet news information services without licenses, or exceeding the scope of their licenses, are subject to punishment. Other violations of these provisions are subject to penalties from the national or local Internet information offices, or even criminal liabilities. Violations of the relevant laws and provisions in providing online live streaming services through Internet performances, online audio and visual programs and so forth are subject to punishment by the relevant departments in accordance with laws.

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

Regulations on Internet Publishing

The Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, was jointly issued by the MIIT and the State General Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently known as the National Press and Publication Administration, or the NPPA), in February 2016, and came into effect on March 10, 2016. The Online Publishing Provisions define “online publishing services” as providing online publications to the public through information networks. Any online publishing services provided in the territory of the mainland China are subject to these provisions. The Online Publishing Provisions requires any internet publishing services provider to obtain an online publishing service license to engage in online publishing services. Under the Online Publishing Provisions, online publications refer to digital works which have publishing features such as digital work that have been edited, produced or processed and which are made available to the public through information networks, including written works, pictures, maps, games, cartoons, audio/video reading materials and other methods. Any online game shall obtain approval from SAPPRFT or NPPA before it is launched online. Furthermore, Sino-foreign equity joint ventures, Sino-foreign cooperative joint ventures and wholly foreign-invested enterprises cannot engage in providing online publishing services.

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

Regulations on E-commerce

China’s e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry. Pursuant to the Measures for the Supervision and Administration of Online Trading (which became effective on May 1, 2021 and applies to business activities involving the sale of commodities or provision of services through the Internet and other information networks as well as the supervision and administration thereof by market regulatory departments), online transaction operators shall go through the market entity registration in accordance with the law, except for the circumstances under which registration is not required as specified in Article 10 of the E-Commerce Law. In addition, online transaction operators shall disclose commodity or service information in a comprehensive, truthful, accurate and timely manner, and protect consumers’ right to know and right to choose. Our platform business is subject to these aforementioned measures.

In August 2018, the SCNPC issued the E-commerce Law of the PRC, or the E-commerce Law, which took effect on January 1, 2019. The E-commerce Law strengthens the regulation on e-commerce operators relating to consumer protection, personal data protection and intellectual property rights protection. If the goods or services may affect consumers’ life and health, and a platform operator fails to examine the qualifications of the operators on the platform or fails to fulfill the responsibilities of protecting consumers’ safety, it shall take corresponding liabilities and may be subject to warnings and fines up to RMB2,000,000. In accordance with the E-commerce Law, e-commerce operators include (i) platform operators; (ii) operators on platforms; and (iii) other e-commerce operators that sell goods or provide services through self-established websites or channels other than the platforms. A platform operator shall require operators who apply to sell commodities or provide services on its platform to submit truthful information, verify and register such information, establish registration archives, and regularly verify and update the information. Besides, an e-commerce platform operator shall (i) submit the identification information of the operators on its platform to the competent market regulation authorities and remind the operators to complete the registration with such authorities; (ii) submit identification information and tax-related information to tax authorities and remind the operators to complete the tax registration; (iii) record and retain the information of the products and information on its platform and the sales information; (iv) display the platform service agreement and the transaction rules or links to such information on the homepage of the platform; (v) display information to let users know in the case of any products or services that are provided by the platform operator itself, and take responsibility for such products and services; (vi) establish a credit evaluation system, display the credit evaluation rules, provide consumers with accesses to make comments on the products and services provided on its platform, and refrain from deleting such comments; and (vii) establish intellectual property protection rules, and take necessary measures when any intellectual property holder notifies the platform operator that his intellectual property rights have been infringed.

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

Regulations on Mobile Internet Applications

On June 28, 2016, the CAC promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the Mobile Application Administrative Provisions, which took effect on August 1, 2016. The Mobile Application Administrative Provisions was partially revised on June 14, 2022, and took effect on August 1, 2022. According to the revised Mobile Application Administrative Provisions, “mobile internet applications” refers to application software that run on mobile smart devices providing information services. “Mobile internet application providers” refers to the owners or operators of mobile internet applications. “Application distribution services” refers to the activities of providing application releasing, downloading, dynamic loading and other services through the Internet, including Internet application stores, quick application centers, Internet applet platforms, browser plug-in platforms and other types. The revised Mobile Application Administrative Provisions further emphasizes that mobile internet application providers shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities. According to the revised Mobile Application Administrative Provisions, mobile internet application providers shall not compel users to agree to non-essential personal information collection out of any reason, and shall not ban users from their basic functional services due to their refusal of providing unnecessary personal information. On December 16, 2016, the MIIT promulgated the Interim Administrative Provisions on the Pre-installation and Distribution of the Mobile Smart Terminal Application Software, which took effect on July 1, 2017 and requires, among others, that internet information service providers must ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled on a convenient basis, unless the mobile application is a basic function software, which refers to a software that supports the normal functioning of the hardware and operating system of a mobile smart device. In addition, mobile smart terminal application software involving charges should strictly comply with the relevant regulations such as sale at an expressly marked price, and express the charge standard and method. The content expressed should be true, accurate, eye-catching and normative, and users should be charged only after their confirmation.

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

On July 21, 2023, the MIIT released Notice on the Record-filing of Mobile Internet Apps, which stipulates that APP providers engaged in Internet information services within the territory of the PRC shall complete the record-filing formalities. Any operator shall not conduct the internet information services via Apps before the completion of the record-filing formalities with respect to such mobile internet apps. As of the date of this annual report, the company has completed the aforesaid record-filing formalities for Autohome and other relevant apps with the MIIT.

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

Regulations on Insurance Brokerage Business

In April 2015, the SCNPC promulgated the Insurance Law of PRC. In September 2009, the China Insurance Regulatory Commission, or the CIRC promulgated the Provisions on the Supervision and Administration of Insurance Brokers, which was latest amended in October 2015 and was replaced by the Provisions on the Regulation of Insurance Brokers, or the Insurance Brokers Provisions, on May 1, 2018. The Insurance Brokers Provisions defines insurance brokers as institutions which provide intermediary services, in favor of the insured, in the course of concluding insurance contracts between the insured and the insurance companies and charge certain commission as agreed. Pursuant to the Insurance Law and Insurance Brokers Provisions, a license for engaging in insurance brokerage businesses is required in the course of setting up an insurance brokerage company. The companies which intend to provide insurance brokerage service should meet certain requirements set up by the CIRC and should not conduct insurance brokerage business unless the aforesaid license is acquired.

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

On December 3, 2021, the General Office of the CBIRC issued the Circular on Clarifying Relevant Measures on Open up of Insurance Agency Markets, or the Circular 128, which stipulates that foreign insurance brokerage companies with actual business experience and in compliance with the relevant regulations of the CBIRC to invest in and establish insurance brokerage companies in China to engage in insurance brokerage business, and the following qualification requirements for the foreign investor of an insurance brokerage company are abolished: (i) the foreign investor shall have engaged in insurance brokerage business for more than thirty years within the territories of World Trade Organization members; (ii) the foreign investor shall have established its representative office in China for two consecutive years; and (iii) the total assets of the foreign investor shall be no less than US$200 million as of the end of the year prior to its application. However, because these laws, regulations and standards are subject to varying interpretations, there remain substantial uncertainties as to practical application.

In September 2017, we acquired Shanghai Tianhe, a company holding the license for engaging in insurance brokerage businesses. In October 2018, Shanghai Tianhe completed the registration process required for engaging in online insurance business.

Regulations on Auction

Pursuant to the Auction Law of the PRC, which was promulgated by the SCNPC on July 5, 1996 and last amended on April 24, 2015, and Measures for the Administration of Auctions, which was promulgated by the MOFCOM on October 28, 2015 and last amended on November 30, 2019, an enterprise engaging in the bidding and auction of various products as permitted by auction-related laws of the PRC other than cultural relics shall satisfy various criteria, such as having registered capital of at least RMB1 million and at least one qualified auctioneer. To engage in the bidding and auction business, domestic entities shall first be verified and authorized by the municipal counterparts of MOFCOM at the locality, and then obtain auction business permit from the competent provincial counterparts of MOFCOM before launching their auction business. The enterprise engaging in auction business without approval and registration shall be banned by the administrative department for industry and commerce, the illegal gains shall be confiscated and it may also be subject to fines.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on June 4, 1991, as amended in 2001 and 2013, the National Copyright Administration of the PRC issued Computer Software Copyright Registration Procedures on February 20, 2002, as amended in 2004, which applies to software copyright registration, license contract registration and transfer contract registration and replaced the original measures promulgated in 1992.

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

On March 13, 2025, the State Council promulgated the Provisions of the State Council on the Settlement of Foreign-related IP Disputes, or the Provisions, which will come into effect on May 1, 2025. The Provisions consists of 18 articles, aimed at strengthening intellectual property services, enhancing the capacity-building of enterprises, and regulating foreign-related investigation and evidence collection. Specifically, the Provisions provides that if a foreign country fails to grant national treatment to Chinese citizens or organizations, or is unable to provide adequate and effective intellectual property protection, the competent commerce authorities of the State Council may conduct investigations and take necessary measures. Furthermore, if a foreign country uses intellectual property disputes as a pretext to suppress China, or imposes discriminatory restrictive measures on Chinese citizens or organizations, the relevant departments of the State Council may take corresponding countermeasures and restrictions in accordance with the law.

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

On February 17, 2023, the CSRC released the Overseas Listing Trial Measures and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, mainland China domestic companies that seek to offer or list securities overseas, both directly and indirectly, must file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. They must also file within three business days after completing a follow-on offering or under other circumstances requiring CSRC filing. According to the Overseas Listing Trial Measures, if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by mainland China domestic companies: (i) 50% or more of any of the issuer's operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer's business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, pursuant to the Overseas Listing Trial Measures, if a mainland China domestic company undergoes a change in control after the completion of its offshore offering and listing, it must report the relevant details to the CSRC within three business days from the date of occurrence and public disclosure of such change. If a mainland China domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such mainland China domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On September 6, 2024, the NDRC and the MOFCOM, jointly issued the Negative List, effective from November 1, 2024. Pursuant to the Negative List, if a domestic company engaging in the prohibited business stipulated in the Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

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

On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and was amended on December 30, 2019 and March 23, 2023. On June 9, 2016, SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was amended on December 4, 2023. SAFE Circular 16 revised some provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from registered capital denominated in foreign currency of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than the foreign-invested company’s affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties. Pursuant to both SAFE Circular 19 and SAFE Circular 16, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will system for foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account, special account for foreign debt or special account for overseas listing into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. According to SAFE Circular 19 and SAFE Circular 16, such Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, it is still not clear whether foreign-invested enterprises like our mainland China subsidiaries are allowed to extend intercompany loans to the VIEs. See “Item 3. Key Information—D. Risk Factor—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, mainland China's entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our equity offerings to make loans to our mainland China subsidiaries and the VIEs or to make additional capital contributions to our mainland China subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-invested enterprises include:

•
the Company Law (1993, as amended in 1999, 2004, 2005, 2013, 2018 and 2023, as effective on July 1, 2024);
•
the Foreign Investment Law (2019, as effective on January 1, 2020);
•
the Implementation Regulation of the Foreign investment Law (2019, as effective on January 1, 2020).

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

Regulations on Offshore Investment by Mainland China Residents

On July 4, 2014, SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular 75) promulgated by SAFE on October 21, 2005.

SAFE Circular 37 requires mainland China residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such mainland China residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by mainland China residents, share transfer or exchange, merger, division or other material events. In the event that a mainland China resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the mainland China subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in its ability to contribute additional capital into its mainland China subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Pursuant to the Circular on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or SAFE Circular 13, which was promulgated by SAFE on February 13, 2015, came into effect on June 1, 2015, and was amended on December 30, 2019, the administrative approvals of foreign exchange registration for direct domestic investment and direct overseas investment were canceled. In addition, SAFE Circular 13 simplified the procedures of registration of foreign exchange by allowing investors to register with local banks with respect to the registration of foreign exchange for direct domestic investment and direct overseas investment.

Should there be any mainland China residents proposed to become our shareholders in the future, they shall register with the competent local branch of SAFE or relevant banks with respect to their investments in our company as required by SAFE Circular 37 or SAFE Circular 13 and shall update their registration filings with SAFE or relevant banks when there are any changes that should be registered under SAFE Circular 37 or SAFE Circular 13.

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

Under the Exchange Rules, as amended, the foreign exchange proceeds of domestic entities and individuals can be remitted into mainland China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, the implementing rules in respect of depositing the foreign exchange proceeds abroad have not been issued by SAFE. The foreign exchange proceeds from the sales of shares can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the domestic bank. If share options are exercised in a cashless exercise, the domestic individuals are required to remit the proceeds to special foreign exchange accounts.

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

In addition, the MOF and the SAT have issued circulars concerning employee share options. Under these circulars, our employees working in mainland China who exercise share options will be subject to PRC individual income tax. Our mainland China subsidiary has obligations to file documents related to employee share options with relevant tax authorities and withhold the individual income taxes of employees who exercise their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

According to the Regulations on the Administration of Housing Fund, which was promulgated by the State Council and became effective on April 3, 1999, and was amended on March 24, 2002 and March 24, 2019, enterprises in the mainland China must register with the competent managing center for housing provident funds and upon the examination by such center, these enterprises shall complete procedures for opening an account at the relevant bank for the deposit of employees’ housing provident funds. Enterprises are also required to pay and deposit housing provident funds on behalf of their employees in full and in a timely manner. Employers that violate these regulations and fail to process housing provident fund payments or deposit registrations with the housing provident fund administration center within a designated period are subject to a fine ranging from RMB10,000 to RMB50,000.

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

Regulations on Concentration in Merger and Acquisition Transactions

In August 2006, six PRC regulatory agencies, including the CSRC, jointly adopted the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective in September 2006 and was further amended in June 2009. The M&A Rule established procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor will take control of a mainland China domestic enterprise or a foreign company with substantial mainland China operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 and amended on September 18, 2018 and January 22, 2024 are triggered. This M&A Rule also purports to require, among other things, offshore special purpose vehicles, formed for listing purposes through acquisition of mainland China domestic companies and controlled by mainland China companies or individuals, to obtain the approval from the CSRC prior to publicly listing their securities on an overseas stock exchange.

Complying with these requirements could affect our ability to expand our business or maintain our market share. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure or perceived failure by us to comply with the anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.”

C.
Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and VIEs, as of the date of this annual report:

Notes:

(1)
The two individuals are Quan Long and Youdong Wang, each a PRC citizen. Each of Quan Long and Youdong Wang holds 50% of the equity interests in Autohome Information. Quan Long is our director and chairman of the board of directors. Youdong Wang is the vice president of our company.
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
(4)
The two individuals are Tao Wu and Youdong Wang, each a PRC citizen. Each of Tao Wu and Youdong Wang holds 50% of the equity interests in Shengtuo Hongyuan. Tao Wu is our former chief executive officer and former executive director. Youdong Wang is the vice president of our company.

As of March 31, 2025, Yun Chen owned 47.4% of our total issued and outstanding ordinary shares. Yun Chen is a subsidiary of Ping An Group, which beneficially owned 47.4% of the total voting rights in our company.

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

In addition, Chezhiying WFOE has entered into a series of contractual agreements with Shengtuo Hongyuan and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in February, 2025 by and between Chezhiying WFOE, Shengtuo Hongyuan, Mr. Tao Wu, our former chief executive officer and former executive director, and Mr. Youdong Wang, the vice president of our company. Chezhiying WFOE has also entered into a series of contractual agreements with Shengtuo Hongyuan and its subsidiary, namely Autohome Used Car Appraisal. Such contractual arrangements allow us to (i) have power to direct significant activities of Shengtuo Hongyuan and its subsidiary, (ii) receive substantially all of the economic benefits of Shengtuo Hongyuan and its subsidiary, and (iii) have an exclusive option to purchase all or part of the equity interests in Shengtuo Hongyuan and its subsidiary when and to the extent permitted by the PRC laws.

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

D.
Property, Plants and Equipment

Our corporate headquarter is located in Beijing, China, where we lease office space with an area of approximately 24,128 square meters. We generally make rental payments on a monthly or quarterly basis. In addition, as of December 31, 2024, we also leased office for our regional operation centers in Shanghai, Guangzhou and Tianjin in China. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

A.
Operating Results

Overview

We are the leading online destination for automobile consumers in mainland China, ranking first among automotive service platforms in China in terms of mobile daily active users as of December 31, 2024, according to QuestMobile. Through our three websites, autohome.com.cn, che168.com and ttpai.cn, accessible mainly through PCs, mobile devices, our mobile applications and mini apps, we deliver comprehensive, independent and interactive content and tools to automobile consumers as well as a full suite of services to automakers and dealers across the auto value chain.

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

Our net revenues increased by 3.5% from RMB6,940.8 million in 2022 to RMB7,184.1 million in 2023, and decreased by 2.0% from RMB7,184.1 million in 2023 to RMB7,039.6 million (US$964.4 million) in 2024. Our net income attributable to Autohome Inc. increased by 4.3% from RMB1,855.2 million in 2022 to RMB1,935.3 million in 2023, and decreased by 13.1% from RMB1,935.3 million in 2023 to RMB1,681.1 million (US$230.3 million) in 2024.

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

The following table sets forth the principal components of our net revenues in absolute amounts and as percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues:
Media services	1,963,289	28.3	1,870,819	26.0	1,523,075	208,660	21.6
Leads generation services	3,056,924	44.0	3,111,805	43.4	3,135,885	429,614	44.6
Online marketplace and others	1,920,615	27.7	2,201,511	30.6	2,380,627	326,145	33.8
Total net revenues	6,940,828	100.0	7,184,135	100.0	7,039,587	964,419	100.0

Media Services Revenues

We generate media services revenues primarily from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices. In 2022, 2023 and 2024, 100, 96 and 101 automakers operating in mainland China, respectively, purchased media services from us directly or through third-party advertising agencies. We primarily use a “cost per day” pricing model to price our online advertising services by charging advertisers on a daily basis for an advertisement placed in a given location on our websites and mobile applications. As we continue to grow our user base and enhance user engagement, we have set up “cost per thousand impressions,” “cost per click” and other performance-based pricing models. These initiatives have already begun to generate revenues, but the amount was relatively insignificant compared to the revenues generated from the “cost per day” pricing model.

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

Leads Generation Services Revenues

We generate leads generation services revenues through (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and (iii) used car listing services. Our dealer subscribers are dealers that have purchased subscription packages which are delivered through our dealership information system. We provide our dealer subscribers with additional tools and features to enable them to more effectively market their inventories on our websites and mobile applications. Our used car listing services primarily consist of listing and display of used vehicles and generation of sales leads to dealers through our platform. We provided leads generation services to 24,126, 24,248 and 24,900 dealers in 2022, 2023 and 2024, respectively. Our leads generation services revenues accounted for 44.0%, 43.4% and 44.6% of our net revenues in 2022, 2023 and 2024, respectively. We will continue to enhance our ability to (i) increase the penetration rate of high-end subscription packages; (ii) provide more diversified and upgraded value-added services to our dealer customers, leveraging our capabilities of connecting dealers with our large user base; and (iii) ultimately increase the average revenue contribution per dealer.

Online Marketplace and Others Revenues

We generate revenues from online marketplace and others through our data products, new and used vehicle transaction platform, auto financing services and others. Our data products leverage our intelligent big data analytics capabilities and massive pool of accumulated user data to provide end-to-end data-driven products and solutions for automakers and dealers across different stages of the value chain. For new vehicles, our transaction business currently focuses on platform-based services including facilitating transactions, providing transaction-oriented marketing solutions and other platform-based services. For used vehicles, our transaction platform functions as a transaction system, which connects automobile buyers and used automobile sellers and facilitates their vehicle transactions on our platform through providing a wide range of auto related services, such as online bidding services and valuation tools. For our auto financing business, based on users’ preferences and our big data analysis, we recommend a broad range of loans and insurance products offered by our cooperative financial institutions to our users who have auto financing needs and we match them with these financial institutions to facilitate transactions. We have also introduced merchant loans offered by our cooperative financial institutions to automobile sellers. As a result of our acquisition of Shanghai Tianhe in 2017, we currently facilitate the transactions of insurance products between consumers and our cooperative insurance business partner as an insurance brokerage service provider. We also provide comprehensive auto-related services to our users by integrating TTP’s offline vehicle examination, ownership transfer services and other ancillary services with our online services. Our revenues from online marketplace and others accounted for 27.7%, 30.6% and 33.8% of our net revenues in 2022, 2023 and 2024, respectively. Going forward, we will explore diversified business models and opportunities to build a robust and comprehensive e-commerce platform and continue to develop our transaction system and data products businesses.

Cost of Revenues

Cost of revenues refers primarily to (i) operational costs, (ii) content costs, (iii) bandwidth and internet data center (“IDC”) costs and (iv) tax surcharges. The following table sets forth the principal components of our cost of revenues in absolute amounts and as a percentage of our total net revenues for the years indicated:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Operational costs (1)	548,309	7.9	696,197	9.7	922,604	126,396	13.1
Content costs	359,404	5.2	396,502	5.5	246,348	33,750	3.5
Bandwidth and IDC costs	113,150	1.6	110,508	1.5	122,181	16,739	1.8
Tax surcharges	97,379	1.4	95,147	1.3	85,345	11,692	1.2
Others	116,931	1.7	113,527	1.7	106,742	14,623	1.5
Total cost of revenues	1,235,173	17.8	1,411,881	19.7	1,483,220	203,200	21.1

Note:

(1)
Including share-based compensation expenses of RMB8.6 million for 2022, RMB 8.0 million for 2023, and RMB8.1million (US$1.1 million) for 2024.

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

Tax Surcharges

Our tax surcharges primarily consist of cultural development fees charged for our advertising services, construction and maintenance tax and education surcharges. Our overall tax surcharges as a percentage of our total net revenues was 1.4% in 2022, 1.3% in 2023, and 1.2% in 2024.

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

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and product development expenses. The following table sets forth our operating expenses in absolute amounts and as percentages of our total net revenues for the years indicated:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses
Sales and marketing expenses(1)	2,866,206	41.3	3,012,479	41.9	2,988,169	409,377	42.4
General and administrative expenses(2)	502,340	7.2	537,979	7.5	534,809	73,269	7.6
Product development expenses(3)	1,417,094	20.4	1,348,472	18.8	1,318,443	180,626	18.7
Total operating expenses	4,785,640	68.9	4,898,930	68.2	4,841,421	663,272	68.7

Notes:

(1)
Including share-based compensation expenses of RMB38.3 million for 2022, RMB49.3 million for 2023, and RMB48.4 million (US$6.6 million) for 2024.
(2)
Including share-based compensation expenses of RMB53.2 million for 2022, RMB51.9 million for 2023, and RMB51.1 million (US$7.0 million) for 2024.
(3)
Including share-based compensation expenses of RMB68.8 million for 2022, RMB85.9 million for 2023, and RMB84.3 million (US$11.6 million) for 2024.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
VAT refunds	223,926	3.2	233,922	3.3	219,790	30,111	3.1
Government grants	56,406	0.8	27,184	0.4	71,771	9,833	1.0
Others	47,175	0.7	2,995	0.0	(3,010)	(413)	(0.0)
Other Operating Income, net	327,507	4.7	264,101	3.7	288,551	39,531	4.1

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

Mainland China

On December 29, 2018, the SCNPC amended the EIT Law, which was issued on March 16, 2007. The Implementation Rules of the EIT Law of the PRC on Enterprise Income Tax was issued on December 6, 2007 and became effective on January 1, 2008 and was most recently revised on December 6, 2024. Under the EIT Law and its implementation rules, a standard 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions.

An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a “High and New Technology Enterprise” strongly supported by the state. Pursuant to the Administrative Measures on the Recognition of High and New Technology Enterprises, or the Recognition Measures, as amended in January 2016, the provincial counterparts of the Ministry of Science and Technology, the MOF and the SAT make joint determination on whether an enterprise is qualified as a “High and New Technology Enterprise” under the EIT Law. In making such determination, these government agencies consider, among other factors, ownership of core technology, whether the key technology supporting the core products or services falls within the scope of high and new technology strongly supported by the state as specified in the Recognition Measures, the ratios of research and development personnel to total personnel, the ratio of research and development expenditures to annual sales revenues, the ratio of revenues attributed to high and new technology products or services to total revenues, and other measures set forth in relevant guidance. A “High and New Technology Enterprise” certificate is effective for a period of three years.

Autohome WFOE, Chezhiying WFOE, Beijing Autohome Technologies Co., Ltd., or Beijing Autohome Technologies, Beijing Prbrownies Software Co., Ltd., or Beijing Prbrownies, Hainan Chezhiyitong Information Technology Co., Ltd., or Hainan Chezhiyitong, and Tianjin Autohome Software Co., Ltd., or Tianjin Autohome, are recognized as HNTEs and are eligible for a 15% preferential tax rate effective until 2024, 2026, 2026, 2026, 2025 and 2025, respectively, upon the completion of their filings with the relevant tax authorities.

An enterprise may benefit from a tax exemption or preferential tax rate of 10% under the EIT law if it qualifies as a “Key Software Enterprise.” “Key Software Enterprise” status will be subject to relevant governmental authorities’ assessment each year as to whether they are entitled to the tax exemption or preferential tax rate of 10%. In May 2016, the four PRC governmental authorities jointly issued a notice, pursuant to which an enterprise may be entitled to the preferential income tax rate of 10% by filing with the local tax authority with supporting documentation proving its qualifications to be a “Key Software Enterprise” during its annual income tax filing process. In December 2020, the MOF, the SAT, the NDRC, and the MIIT jointly issued a circular which has repealed the original preferential tax treatment applicable to the “Key Software Enterprise.” Such circular provides that the Key Software Enterprise’s EIT would be waived for five years since its first year of making profit and it may benefit from a preferential tax rate of 10% for the following years.

Beijing Prbrownies registered as a KSE and enjoyed a reduced enterprise income tax of 10% for tax year from 2017 to 2023. Tianjin Autohome registered as a KSE from 2021 to 2023 with enjoying a tax exemption. Going forward, if Beijing Prbrownies or Tianjin Autohome, fails to complete the filing and registration with the relevant tax authorities, it will no longer enjoy the preferential tax rate.

Pursuant to the Circular on Income Tax Policies for Further Encouraging the Development of Software Industry and Integrated Circuit Industry jointly issued by the SAT and the MOF, on April 20, 2012, as amended in 2016 and 2020, the Circular on Issues concerning Preferential Enterprise Income Tax Policies for Software and Integrated Circuit Industries jointly issued by the MOF, the SAT, the NDRC and the MIIT on May 4, 2016, as amended in 2018, and the Circular on Issues concerning Corporate Income Tax Policies for Promoting High-quality Development of Integrated Circuit Industry and Software Industry jointly issued by the MOF, the SAT, the NDRC and the MIIT on December 11, 2020, eligible software enterprises which pass annual review and filing with the relevant tax authorities can enjoy exemption of enterprise income tax for the first and second year as calculated from the profit making year or no later than December 31, 2017 if no profit is made prior to that date, and thereafter enjoy half of the statutory rate of 25% for the third through fifth year thereafter until the expiration of the preferential period.

Chezhiying WFOE, Hainan Chezhiyitong and Tianjin Autohome are recognized as software enterprises and could be exempt from income tax for the tax year of 2019 and 2020 and enjoyed a 50% reduction in the statutory income tax rate of 25% for the tax year from 2021 to 2023. As mentioned above, Tianjin Autohome enjoyed a tax exemption for the tax year from 2021 to 2023 as a KSE.

Except for the above-mentioned entities, our remaining mainland China subsidiaries and all the VIEs were subject to enterprise income tax at a rate of 25%.

If our holding company in the Cayman Islands, Autohome Inc., was deemed to be a “mainland China resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its global income at a rate of 25%. If a subsidiary of us established in Hong Kong was deemed to be a “mainland China resident enterprise” and Autohome Inc. was not deemed to be a “mainland China resident enterprise” under the EIT Law, then dividends payable by such subsidiary to Autohome Inc. may become subject to 10% PRC dividend withholding tax. Under such circumstances, it is not clear whether dividends payable by our mainland China subsidiaries to their respective shareholders in Hong Kong would still be subject to PRC dividend withholding tax at a rate of 5%. If such subsidiary in Hong Kong was deemed to be a “mainland China resident enterprise” under the EIT Law, it would be subject to enterprise income tax at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our mainland China subsidiaries, dividends distributed to our non-mainland China shareholders and ADS holders, and gains recognized by such shareholders or ADS holders, may be subject to PRC taxes under the EIT Law, which would have a material adverse effect on our results of operations.”

Results of Operations

The following table presents our results of operations in absolute amounts and as a percentage of our total net revenues for the years indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues
Media services	1,963,289	28.3	1,870,819	26.0	1,523,075	208,660	21.6
Leads generation services	3,056,924	44.0	3,111,805	43.4	3,135,885	429,614	44.6
Online marketplace and others	1,920,615	27.7	2,201,511	30.6	2,380,627	326,145	33.8
Total net revenues	6,940,828	100.0	7,184,135	100.0	7,039,587	964,419	100.0
Cost of revenues(1)	(1,235,173)	(17.8)	(1,411,881)	(19.7)	(1,483,220)	(203,200)	(21.1)
Gross Profit	5,705,655	82.2	5,772,254	80.3	5,556,367	761,219	78.9
Operating expenses
Sales and marketing expenses(1)	(2,866,206)	(41.3)	(3,012,479)	(41.9)	(2,988,169)	(409,377)	(42.4)
General and administrative expenses(1)	(502,340)	(7.2)	(537,979)	(7.5)	(534,809)	(73,269)	(7.6)
Product development expenses(1)	(1,417,094)	(20.4)	(1,348,472)	(18.8)	(1,318,443)	(180,626)	(18.7)
Total operating expenses	(4,785,640)	(68.9)	(4,898,930)	(68.2)	(4,841,421)	(663,272)	(68.7)
Other operating income, net	327,507	4.7	264,101	3.7	288,551	39,531	4.1
Operating profit	1,247,522	18.0	1,137,425	15.8	1,003,497	137,478	14.3
Interest and investment income, net	565,090	8.1	831,006	11.6	791,905	108,491	11.2
Share of results of equity method investments	(49,766)	(0.7)	29,133	0.4	(109,094)	(14,946)	(1.5)
Income before income taxes	1,762,846	25.4	1,997,564	27.8	1,686,308	231,023	24.0
Income tax benefit/(expense)	61,780	0.9	(72,155)	(1.0)	(62,959)	(8,625)	(0.9)
Net income	1,824,626	26.3	1,925,409	26.8	1,623,349	222,398	23.1
Net loss attributable to noncontrolling interests	30,548	0.4	9,901	0.1	57,774	7,915	0.8
Net income attributable to Autohome Inc.	1,855,174	26.7	1,935,310	26.9	1,681,123	230,313	23.9
Accretion of mezzanine equity.	(137,610)	(2.0)	(153,294)	(2.1)	(172,596)	(23,646)	(2.5)
Accretion attributable to noncontrolling interests.	89,612	1.3	98,071	1.4	111,035	15,212	1.6
Net income attributable to ordinary shareholders.	1,807,176	26.0	1,880,087	26.2	1,619,562	221,879	23.0

Notes:

(1)
Including share-based compensation expenses as follows:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of Share-Based Compensation Expenses
Cost of revenues	8,608	0.1	7,982	0.1	8,135	1,114	0.1
Sales and marketing expenses	38,317	0.6	49,305	0.7	48,445	6,637	0.7
General and administrative expenses	53,209	0.8	51,860	0.7	51,112	7,002	0.7
Product development expenses	68,756	1.0	85,945	1.2	84,332	11,554	1.2
Total share-based compensation expenses	168,890	2.5	195,092	2.7	192,024	26,307	2.7

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net Revenues

Our net revenues decreased by 2.0% from RMB7,184.1 million in 2023 to RMB7,039.6 million (US$964.4 million) in 2024.

Media services. Our media services revenues decreased by 18.6% from RMB1,870.8 million in 2023 to RMB1,523.1 million (US$208.7 million) in 2024. The decrease in revenues from our media services was primarily attributable to the decline in average revenue per automaker advertiser from RMB19.5 million in 2023 to RMB15.1 million in 2024.

Leads generation services. Leads generation services revenues increased by 0.8% from RMB3,111.8 million in 2023 to RMB3,135.9 million (US$429.6 million) in 2024.

Online marketplace and others. Revenues from online marketplace and others increased by 8.1% from RMB2,201.5 million in 2023 to RMB2,380.6 million (US$326.1 million) in 2024.

Cost of Revenues

Our cost of revenues increased by 5.1% from RMB1,411.9 million in 2023 to RMB1,483.2 million (US$203.2 million) in 2024. In addition, share-based compensation expenses included in cost of revenues in 2024 was RMB8.1 million (US$1.1 million), compared to RMB8.0 million in 2023.

Operational costs. Our operational costs increased by 32.5% from RMB696.2 million in 2023 to RMB922.6 million (US$126.4 million) in 2024, primarily due to the increased execution costs to fulfil the contracts and transaction fees incurred on the platform.

Content Costs. Our content costs decreased by 37.9% from RMB396.5 million in 2023 to RMB246.3 million (US$33.8 million) in 2024, primarily due to the reduction of content acquisition cost.

Bandwidth and IDC Costs. Our bandwidth and IDC costs increased by 10.6% from RMB110.5 million in 2023 to RMB122.2 million (US$16.7 million) in 2024.

Tax Surcharges. Tax surcharges decreased by 10.3% from RMB95.1 million in 2023 to RMB85.3 million (US$11.7 million) in 2024.

Others. Other costs decreased by 6.0% from RMB113.5 million in 2023 to RMB106.7 million (US$14.6 million) in 2024.

Operating Expenses

Our operating expenses decreased by 1.2% from RMB4,898.9 million in 2023 to RMB4,841.4 million (US$663.3 million) in 2024.

Sales and Marketing Expenses. Our sales and marketing expenses decreased by 0.8% from RMB3,012.5 million in 2023 to RMB2,988.2 million (US$409.4 million) in 2024. As a percentage of net revenues, sales and marketing expenses were 42.4% in 2024, compared to 41.9% in 2023. Share-based compensation expense included in sales and marketing expenses in 2024 was RMB48.4 million (US$6.6 million), compared to RMB49.3 million in 2023.

General and Administrative Expenses. Our general and administrative expenses decreased by 0.6% from RMB538.0 million in 2023 to RMB534.8 million (US$73.3 million) in 2024. As a percentage of net revenues, general and administrative expenses remained relatively stable at 7.5% in 2023 and 7.6% in 2024. Share-based compensation expense included in general and administrative expenses in 2024 was RMB51.1 million (US$7.0 million), compared to RMB51.9 million in 2023.

Product Development Expenses. Our product development expenses decreased by 2.2% from RMB1,348.5 million in 2023 to RMB1,318.4 million (US$180.6 million) in 2024. As a percentage of net revenues, product development expenses were 18.7% in 2024, compared to 18.8% in 2023. Share-based compensation expense included in product development expenses in 2024 was RMB84.3 million (US$11.6 million), compared to RMB85.9 million in 2023.

Other operating income, net

Our other operating income, net, primarily consists of VAT refund, government grants and others. Other operating income, net, was RMB288.6 million (US$39.5 million) in 2024, compared to RMB264.1 million in 2023.

Income before Income Taxes

Our income before income taxes was RMB1,686.3 million (US$231.0 million) in 2024, compared to RMB1,997.6 million in 2023. The decrease was primary due to the lower revenue and loss from an equity method.

Income Tax Expense

We recorded an income tax expense of RMB63.0 million (US$8.6 million) in 2024, compared to RMB72.2 million in 2023.

Net Income Attributable to Autohome Inc.

As a result of the foregoing, we had net income attributable to Autohome Inc. of RMB1,681.1 million (US$230.3 million) in 2024, decreasing by 13.1% compared to net income attributable to Autohome Inc. of RMB1,935.3 million in 2023.

Net Income attributable to Ordinary Shareholders

The net income attributable to ordinary shareholders was RMB1,619.6 million (US$221.9 million) in 2024, decreasing by 13.9% compared to net income attributable to ordinary shareholders of RMB1,880.1 million in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net Revenues

Our net revenues increased by 3.5% from RMB6,940.8million in 2022 to RMB7,184.1 million in 2023.

Media services. Our media services revenues decreased by 4.7% from RMB1,963.3 million in 2022 to RMB1,870.8 million in 2023. The decrease in revenues from our media services was primarily attributable to a slight decrease in average revenue per automaker advertiser from RMB19.6 million in 2022 to RMB19.5 million in 2023.

Leads generation services. Leads generation services revenues increased by 1.8% from RMB3,056.9 million in 2022 to RMB3,111.8 million in 2023. The increase in leads generation services revenues was mainly due to higher percentage of premium-version subscribed by dealers.

Online marketplace and others. Revenues from online marketplace and others increased by 14.6% from RMB1,920.6 million in 2022 to RMB2,201.5 million in 2023. This increase was primarily attributable to the growth of sales of data products.

Cost of Revenues

Our cost of revenues increased by 14.3% from RMB1,235.2 million in 2022 to RMB1,411.9 million in 2023. In addition, share-based compensation expenses included in cost of revenues in 2023 was RMB8.0 million, compared to RMB8.6 million in 2022.

Operational costs. Our operational costs increased by 27.0% from RMB548.3 million in 2022 to RMB696.2 million in 2023, primarily due to the increased transaction fees incurred on the platform, growth of execution costs of service contracts, and salaries and benefits of related employees.

Content Costs. Our content costs increased by 10.3% from RMB359.4 million in 2022 to RMB396.5 million in 2023, primarily due to continuous investment in content generation, acquisition and execution.

Bandwidth and IDC Costs. Our bandwidth and IDC costs decreased by 2.3% from RMB113.2 million in 2022 to RMB110.5 million in 2023.

Tax Surcharges. Tax surcharges decreased by 2.3% from RMB97.4 million in 2022 to RMB95.1 million in 2023.

Others. Other costs decreased by 2.9% from RMB116.9 million in 2022 to RMB113.5 million in 2023.

Operating Expenses

Our operating expenses increased by 2.4% from RMB4,785.6 million in 2022 to RMB4,898.9 million in 2023.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 5.1% from RMB2,866.2 million in 2022 to RMB3,012.5 million in 2023, primarily due to the increase in marketing and promotional spending. As a percentage of net revenues, sales and marketing expenses were 41.9% in 2023, compared to 41.3% in 2022. Share-based compensation expense included in sales and marketing expenses in 2023 was RMB49.3 million, compared to RMB38.3 million in 2022.

General and Administrative Expenses. Our general and administrative expenses increased by 7.1% from RM502.3 million in 2022 to RMB538.0 million in 2023. As a percentage of net revenues, general and administrative expenses increased from 7.2% in 2022 to 7.5% in 2023. Share-based compensation expense included in general and administrative expenses in 2023 was RMB51.9 million, compared to RMB53.2 million in 2022.

Product Development Expenses. Our product development expenses decreased by 4.8% from RMB1,417.1 million in 2022 to RMB1,348.5 million in 2023. As a percentage of net revenues, product development expenses were 18.8% in 2023, compared to 20.4% in 2022. Share-based compensation expense included in product development expenses in 2023 was RMB85.9 million, compared to RMB68.8 million in 2022.

Other operating income, net

Our other operating income, net, primarily consists of VAT refund, government grants and others. Other operating income, net, was RMB264.1 million in 2023, compared to RMB327.5 million in 2022. The decrease in other net operating income was primary due to the reduction of the government subsidies.

Income before Income Taxes

Our income before income taxes was RMB1,997.6 million in 2023, compared to RMB1,762.8 million in 2022.

Income Tax Expense/Benefit

We recorded an income tax expense of RMB72.2 million in 2023, compared to an income tax benefit of RMB61.8 million in 2022, primarily due to the withholding tax related to the declared cash dividend in December 2023.

Net Income Attributable to Autohome Inc.

As a result of the foregoing, we had net income attributable to Autohome Inc. of RMB1,935.3 million in 2023, increasing by 4.3% compared to net income attributable to Autohome Inc. of RMB1,855.2 million in 2022.

Net Income attributable to Ordinary Shareholders

The net income attributable to ordinary shareholders was RMB1,880.1 million in 2023, increasing by 4.0% compared to net income attributable to ordinary shareholders of RMB1,807.2 million in 2022.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in mainland China increased by 2.0%, 0.2% and 0.2% in 2022, 2023 and 2024, and the year-over-year percent changes in the consumer price index for December 2022, 2023 and 2024 were increases of 1.8%, decreases of 0.3% and increases of 0.1%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in mainland China.

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.
Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2024, we had cash and cash equivalents, restricted cash and short-term investments altogether amounting to RMB23.4 billion (US$3.2 billion).

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

The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	2,565,075	2,451,429	1,373,135	188,119
Net cash (used in)/generated from investing activities	(3,109,417)	1,000,349	(3,051,667)	(418,076)
Net cash used in financing activities	(1,140,065)	(1,124,493)	(1,701,763)	(233,140)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	168,325	(14,612)	39,260	5,378
Net (decrease)/increase in cash and cash equivalents and restricted cash	(1,516,082)	2,312,673	(3,341,035)	(457,719)
Cash and cash equivalents and restricted cash at beginning of year	4,331,556	2,815,474	5,128,147	702,553
Cash and cash equivalents and restricted cash at end of year	2,815,474	5,128,147	1,787,112	244,834

Operating Activities

Net cash generated from operating activities was RMB1,373.1 million (US$188.1 million) for 2024. The difference between the net income of RMB1,623.3 million (US$222.4 million) and the net cash generated from the operating activities was primarily due to cash reduction of RMB802.0 million (US$109.9 million) used in working capital and adding back certain non-cash expense items of RMB551.8 million (US$75.6 million), mainly including share-based compensation of RMB192.0 million (US$26.3 million), depreciation of property and equipment of RMB123.6 million (US$16.9 million), amortization of operating lease right-of-use asset of RMB106.5 million (US$14.6 million) and share of results of equity method investments of RMB109.1 million (US$14.9 million). The change in working capital was mainly in turn the result of (i) a RMB77.8 million (US$10.7 million) decrease in accounts receivable; (ii) a RMB57.1 million (US$7.8 million) increase in prepaid expenses and other current assets; (iii) a RMB524.7 million (US$71.9 million) decrease in deferred revenue; (iv) a RMB135.0 million (US$18.5 million) decrease in accrued expenses and other payable; and (v) a RMB66.1 million (US$9.1 million) decrease in other liabilities.

The decrease in accounts receivable was primarily attributable to the enhanced credit risk management. The increase in prepaid expenses and other current assets was primarily attributable to the increased prepaid technical service expenses. The decrease in accrued expenses and other payables was primarily attributable to the increased promotion expenses. The decrease in deferred revenue was primarily attributable to the timing difference of collection of subscription fees from annually to quarterly. The decrease in other liabilities was primarily attributable to the lower operating lease liabilities.

Net cash generated from operating activities was RMB2,451.4 million for 2023. The difference between the net income of RMB1,925.4 million and the net cash generated from the operating activities of RMB2,451.4 million was primarily due to additional cash of RMB112.4 million generated from working capital, and adding back certain non-cash expense items mainly including share-based compensation of RMB195.1 million, amortization of operating lease right-of-use asset of RMB108.1 million and depreciation of RMB167.8 million. The change in working capital was in turn the result of (i) a RMB479.9 million decrease in accounts receivable; (ii) a RMB244.1 million increase in prepaid expenses and other current assets; (iii) a RMB193.0 million increase in other non-current assets; (iv) a RMB367.0 million increase in accrued expenses and other payables; and (v) a RMB345.6 million decrease in deferred revenue.

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

As of December 31, 2024, 88.0% (or RMB1,437.2 million) of our total accounts receivable at the end of 2023 and 92.2% (or RMB1,949.0 million) of our total accounts receivable at the end of 2022 were subsequently settled. Our accounts receivable turnover days, which are the average accounts receivable balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period, were 106.9 days in 2022, 85.2 days in 2023 and 74.7 days in 2024.

Investing Activities

Net cash used in investing activities was RMB3,051.7 million (US$418.1 million) in 2024, which was primarily attributable to purchase of time deposits and adjustable-rate financial products.

Net cash generated in investing activities was RMB1,000.3 million in 2023, which was primarily attributable to the redemption of time deposits and adjustable-rate financial products.

Net cash used in investing activities was RMB3,109.4 million in 2022, which was primarily attributable to purchase of time deposits and adjustable-rate financial products, increased capital expenditures primarily related to the purchase of servers and software, and acquisition of equity investment in Ping An Capital Co., Ltd.

Financing Activities

Net cash used in financing activities was RMB1,701.8 million (US$233.1 million) in 2024, which was primarily attributable to payment of dividends and payment for repurchase of ordinary shares.

Net cash used in financing activities in 2023 was RMB1,124.5 million (US$158.4 million), which was primarily attributable to payment for repurchase of ordinary shares and payment of dividends.

Net cash used in financing activities in 2022 was RMB1,140.1 million, which was primarily attributable to payment for repurchase of ordinary shares and payment of dividends.

Material Cash Requirement

Our material cash requirement as of December 31, 2024 and any subsequent interim period include our capital expenditures and operating lease obligations.

Our capital expenditures were primarily used for the purchase of servers and software for our business. Cash outflow in connection with capital expenditures amounted to RMB116.5 million, RMB78.6 million and RMB140.0 million (US$19.2 million) in 2022, 2023 and 2024, respectively.

Our operating lease obligations mainly relate to the lease of office space and internet data centers. Lease cost for the years ended December 31, 2022, 2023 and 2024 were RMB215.7 million, RMB211.3 million and RMB205.8 million (US$28.2 million), respectively, with the figures in 2022, 2023 and 2024 including those related to lease of data centers.

The following summarizes our contractual obligations as of December 31, 2024:

	Payments Due by Period
	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(RMB in thousands)
Operating lease obligations (1)	76,182	24,118	—	—	100,300

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

Under PRC law, our mainland China subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund and allocate at least 10% of their after-tax profits on an individual company basis as determined under PRC accounting standards to the general reserve, and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, they are also required to make appropriations to the enterprise expansion fund and staff welfare and bonus fund at the discretion of their respective boards of directors. The VIEs in mainland China are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2022, 2023 and 2024, our mainland China subsidiaries and the VIEs had appropriated RMB93.6 million, RMB 132.5 million and RMB132.6 million (US$18.2 million), respectively, of retained earnings for their statutory reserves.

As a result of these mainland China laws and regulations, prior to allocations of after-tax profits to the statutory reserves, our PRC subsidiaries and the VIEs are restricted in their ability to transfer a portion of their net assets to us.

Foreign exchange and other regulation in the PRC may further restrict our mainland China subsidiaries and the VIEs from transferring funds to us in the form of dividends, loans and advances. As of December 31, 2022, 2023 and 2024, the amounts of the net restricted assets of our mainland China subsidiaries and the VIEs were RMB5,162.5 million, RMB5,073.2 million and RMB5,081.4 million (US$696.1 million), respectively.

C.
Research and Development, Patents and Licenses, etc.

Technology and Product Development

Our technologies and infrastructure are critical to our success. We follow a user-centric strategy for our system architecture and have developed a robust and scalable technology platform driven by AI, big data and cloud technologies with sufficient flexibility to support our rapid growth.

We had an experienced product development team of 1,232 engineers as of December 31, 2024. Our past innovation has focused on helping users research, select and purchase suitable vehicles through our websites. We plan to develop additional products and services for our mobile applications and media-related technology and enhance our big data analytics capabilities and AR- and VR-related technologies. See “Item 4. Information on the Company—B. Business Overview—Technology and Product Development” for more details.

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events since the beginning of our fiscal year 2024 and as of the date of this annual report that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Allowance for Credit Losses

The allowance for credit losses represents our management’s estimate of the expected lifetime credit losses inherent in accounts receivables as of December 31, 2024. The adequacy of allowance for credit losses is assessed quarterly, and the assumptions and models used in establishing the allowance are evaluated regularly.

We estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics and estimated the allowance for credit losses on receivables not sharing similar risk characteristic on an individual basis. The key factors considered when determining the allowances for credit losses include the historical loss experience and financial performance of the customers.

We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses are recorded as general and administrative expenses on the consolidated statements of comprehensive income. Changes in these estimates and assumptions could materially affect the credit losses.

Critical Accounting Policies

When reviewing our consolidated financial statements, you should consider (a) our selection of critical accounting policies, (b) the judgment and other uncertainties affecting the application of such policies and (c) the sensitivity of reported results to changes in conditions and assumptions. For further information on our significant accounting policies, see Note 2 to our consolidated financial statements for 2022, 2023 and 2024. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. They should be read in conjunction with our consolidated financial statements, the risks and uncertainties as described under “Item 3. Key Information—D. Risk Factors” and other disclosures included in this annual report.

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

Contract Balances and Accounts Receivable

Deferred revenue is primarily related to the advanced payment related to dealer subscription services and used car listings under leads generation services. As of December 31, 2022, 2023 and 2024, there was deferred revenue of RMB1,147.1 million, RMB801.6 million and RMB276.9 million (US$37.9 million), respectively.

The beginning balance of deferred revenue of RMB801.6 million was mostly recognized as revenue for the year ended December 31, 2024, and the unrecognized part was immaterial.

Practical Expedients and Exemptions

We have elected to use the practical expedient to not disclose the remaining performance obligations for contracts that have durations of one year or less. We do not have significant remaining performance obligations in excess of one year. For the remaining performance obligations as of December 31, 2024, most of them are to be recognized within a year.

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

Leases

We determine if an arrangement is a lease and determine the classification of the lease, as either operating or finance, at commencement. We have operating leases for office buildings and data centers and has no finance leases as of December 31, 2024. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

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

Our lease agreements contain both lease and non-leas components, which are accounted for separately based on their relative standalone price.

As of December 31, 2024, we recognized the following items related to operating lease in its consolidated balance sheet.

	As of December 31, 2024
	RMB	US$
	(in thousands)
Operating lease ROU assets	98,921	13,552
Operating lease liabilities, current portion	73,610	10,085
Operating lease liabilities, non-current portion	23,103	3,165

Lease cost recognized in our consolidated statements of comprehensive income is summarized as follows:

	For the Year Ended December 31, 2024
	RMB	US$
	(in thousands)
Operating lease cost	114,311	15,661
Cost of other leases with terms less than one year	91,446	12,528

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

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Our goodwill at December 31, 2022, 2023 and 2024 was related to our acquisition of Cheerbright, China Topside, Norstar and TTP. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present. Also, the management has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly.

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

Our management has determined that we represent the lowest level within the entity at which goodwill is monitored for internal management purposes. The management applied the quantitative assessment and performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to it carrying amounts. The management estimated fair value using market approach or income approach, which involved significant assumptions, such as revenue growth rates, profitability in estimating future cash flows, and discount rates etc. Changes in these assumptions could materially affect the determination of fair value for the reporting unit. No impairment charge was recognized for the years ended December 31, 2022, 2023 and 2024.

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Quan Long	54	Chairman of the Board and Non-executive Director
Song Yang	51	Executive Director and Chief Executive Officer
Keke Ding	49	Non-executive Director
Fan Lu	47	Non-executive Director
Junling Liu	60	Independent Director

Tianruo Pu	56	Independent Director
Dazong Wang	70	Independent Director
Craig Yan Zeng	56	Chief Financial Officer
Bibo Xiang	47	Chief Technology Officer

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

Mr. Song Yang has served as our director and the chief executive officer since February 2025. Mr. Yang has over 20 years of experience in automotive industry in both China and the U.S. Since he joined Autohome in October 2021, Mr. Yang has served as Senior Vice President overseeing OEM business, new retail business, used car business, and TTP Car Inc. Before joining Autohome, Mr. Yang held different leadership positions at multiple automakers. From April 2019 to September 2021, he worked at Ford China, serving as President of NDSD (National Distribution & Service Division) and Deputy General Manager of the Passenger Vehicle Division. Prior to that, he served as CEO of Borgward Passenger Vehicle Group and the Chairman of its North American R&D Center from February 2018 to February 2019. He held several key leadership positions in marketing and sales at Dongfeng Nissan and NNA (Nissan North America) from May 2005 to December 2014. Mr. Yang received his bachelor’s degree in economics from Fudan University in July 1995.

Ms. Keke Ding has served as our director since July 2023. Ms. Ding has over 27 years of experience in property insurance industry and business management. Ms. Ding currently serves as the director and deputy general manager at Ping An Property & Casualty Insurance Company of China, Ltd. Ms. Ding has held multiple management roles relating to insurance and business management within Ping An Property & Casualty Insurance Company of China, Ltd. and its several provincial-level branches since May 1997, including managing distribution channels, retail customer marketing, and digital customer platforms. Ms. Ding received her bachelor’s degree in insurance from Dongbei University of Finance and Economics in July 1997.

Dr. Fan Lu has served as our director since July 2023. Dr. Lu has over 18 years of institutional investment management experience, spanning the areas of global macro hedge fund, quantitative investment, A-share market fundamental research, asset allocation and insurance asset-liability management. Dr. Lu currently serves as the general manager of asset management department at Ping An Property & Casualty Insurance Company of China, Ltd. Dr. Lu has held a series of management roles relating to investment management within Ping An Group and its affiliates since September 2011. Prior to that, Dr. Lu held various positions of investment management at companies including AlphaSimplex, a hedge fund company in Boston, United States, and Haitong Securities Co., Ltd. (SHA: 600837; HKEX: 6837), a top securities firm in China. Dr. Lu received his PhD degree in statistics and a master’s degree in computer science from the University of Wisconsin-Madison in June 2006 and June 2005, respectively, and received his bachelor’s degree in biophysics from Nanjing University in June 1999.

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

B.
Compensation of Directors and Executive Officers

For the fiscal year of 2024, we paid an aggregate compensation expense of approximately RMB28.1 million (US$3.8 million) for our executive officers and directors (not including share-based compensation expenses). Our mainland China subsidiaries and the VIEs are required by laws to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, housing fund and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC laws, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. For additional information on share incentive grants to our directors and executive officers, see “—Share Incentive Plans.”

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

2013 Share Incentive Plan

We adopted the 2013 Share Incentive Plan in November 2013. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2013 Share Incentive Plan is 13,400,000. As of the date of this annual report, the 2013 Share Incentive Plan has expired.

Amended and Restated 2016 Share Incentive Plan

Our board of directors adopted and amended the 2016 Share Incentive Plan, or the Amended and Restated 2016 Plan, in March 2017 and April 2017, respectively. The Amended and Restated 2016 Plan was approved by our then parent company Ping An Group at its general meeting on June 16, 2017 and was subsequently approved, confirmed and ratified by our shareholders at our extraordinary general meeting of shareholders on June 27, 2017. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2016 Plan is 19,560,000. As of December 31, 2024, options to purchase 2,003,208 ordinary shares under the Amended and Restated 2016 Plan at exercise prices ranging from US$5.55 to US$24.01 were outstanding, and 6,488,236 restricted shares under the Amended and Restated 2016 Plan were outstanding.

The following table summarizes, as of December 31, 2024, the outstanding options we had granted to our directors and officers and to other individuals as a group under the Amended and Restated 2016 Plan.

Name	Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Quan Long	*	9.73	November 1, 2021	Ten years after grant date	Approximately four years from grant date
Song Yang	*	9.73	November 1, 2021	Ten years after grant date	Approximately four years from grant date
Craig Yan Zeng	*	6.73	August 1, 2022	Ten years after grant date	Approximately four years from grant date
Bibo Xiang	*	9.73	November 1, 2021	Ten years after grant date	Approximately four years from grant date
Other individuals as a group	*	5.55-24.01	Between August 2, 2016 and February 22, 2023	Ten years after grant date	Approximately four years from grant date

Note:

* Less than 1% of our total outstanding share capital.

The following table summarizes, as of December 31, 2024, the outstanding restricted shares we had granted to individuals other than directors and officers as a group under the Amended and Restated 2016 Plan.

Name	Restricted Shares	Date of Grant	Vesting Schedule
Individuals other than directors and officers as a group	*	Between February 22, 2023 and November 20, 2024	Approximately four years from each date of grant

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

Amended 2016 Share Incentive Plan II

We adopted the 2016 Share Incentive Plan II (as amended by Amendment No. 1 to the 2016 Share Incentive Plan II), or the Amended 2016 Share Incentive Plan II, at the annual general meeting of shareholders in December 2016. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Amended 2016 Share Incentive Plan II is 12,000,000. As of December 31, 2024, 3,183,068 restricted shares under the Amended 2016 Share Incentive Plan II were outstanding.

The following table summarizes the outstanding restricted shares that we had granted to our directors and officers and to other individuals as a group under our Amended 2016 Share Incentive Plan II as of December 31, 2024.

Name	Restricted Shares	Date of Grant	Vesting Schedule
Quan Long	*	November 1, 2021	Approximately four years from each date of grant
Song Yang	*	November 1, 2021	Approximately four years from each date of grant
Craig Yan Zeng	*	August 1, 2022	Approximately four years from each date of grant
Bibo Xiang	*	November 1, 2021	Approximately four years from each date of grant
Directors and officers as a group	*	March 1, 2021	Approximately four years from each date of grant
Other individuals as a group	*	Between February 1, 2021 and August 20, 2024	Approximately four years from each date of grant

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

Clawback Policy

On November 30, 2023, our Board adopted an Incentive Compensation Recoupment Policy (the “Clawback Policy”) providing for the recoupment of certain incentive compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by New York Stock Exchange Listed Company Manuel introduced pursuant to Exchange Act Rule 10D-1. See “Exhibit 97.1—Incentive Compensation Recoupment Policy” attached to this form 20-F for more details of the Clawback Policy.

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

Terms of Directors and Officers

Our directors are elected by an ordinary resolution or by a resolution of the directors. Any Director appointed by the Board shall hold office only until the first annual general meeting of the Company after his or her appointment and shall then be eligible for re-election at that meeting. A director may be removed by way of an ordinary resolution of the shareholders at any time before the expiration of his period of office for reasonable cause, including but not limited to fraud, criminal conviction or failure by such director to fulfill the duties of a director. A vacancy on the board created by the removal of a director may be filled by the appointment by ordinary resolution at the meeting at which such director is removed or by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting. In addition, a director will cease to be a director if he (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for six consecutive months and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) ceases to be a director by virtue of the Companies Act or is removed from office pursuant to our memorandum and articles of association. Our officers are elected by and serve at the discretion of the board of directors.

D.
Employees

We had 5,355, 5,511 and 4,415 employees as of December 31, 2022, 2023 and 2024, respectively. The following table sets forth the number of our employees by function as of December 31, 2024:

Functional Area	Number of Employees
Sales and marketing	1,882
Product development	1,232
Content and editorial	980
Management and administrative	321
Total	4,415

Through a combination of short-term performance evaluations and long-term incentive arrangements, we intend to build a competent, loyal and highly motivated workforce. We have not experienced any work stoppages due to labor disputes.

E.
Share Ownership

Ordinary Shares

As of March 31, 2025, we had 473,774,940 ordinary shares issued and outstanding (excluding 35,612,660 treasury shares and ordinary shares that are reserved for future issuance under our share incentive plans). In addition, as of March 31, 2025, we had granted, and had outstanding, options to purchase a total of 1,965,852 ordinary shares and 10,030,916 restricted shares to our employees and directors. For information regarding the share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.”

Beneficial Ownership of Ordinary Shares

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2025:

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

Ordinary Shares Beneficially Owned as of March 31, 2025
	Number	%(1)
Directors and Executive Officers:**
Quan Long(2)	*	*
Song Yang(3)	*	*
Keke Ding	—	—
Fan Lu	—	—
Junling Liu(4)	*	*
Tianruo Pu(5)	*	*
Dazong Wang(6)	*	*
Craig Yan Zeng(7)	*	*
Bibo Xiang(8)	*	*
All Directors and Executive Officers as a Group	*	*
Principal Shareholders:
Yun Chen(9)	224,800,512	47.4
Entities Affiliated with FIL(10)	35,172,832	7.4
Invesco Ltd.(11)	25,553,072	5.4

Notes:

* Less than 1% of our total outstanding share capital.

** Except as indicated otherwise below, the business address of our directors and executive officers is 18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing 100080, The People’s Republic of China.

(1)
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of our total ordinary shares outstanding, which is 473,774,940 ordinary shares as of March 31, 2025 (excluding 35,612,660 treasury shares and ordinary shares that had been issued and reserved for the purpose of our Share Incentive Plans as of March 31, 2025), and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2025.

(2)
Represents ordinary shares in the form of ADSs vested from restricted shares held by Mr. Long, and ordinary shares in the form of ADSs Mr. Long has the right to acquire upon exercise of options or will be entitled to upon vesting of restricted shares within 60 days after March 31, 2025.
(3)
Represents ordinary shares in the form of ADSs vested from restricted shares held by Mr. Yang, and ordinary shares in the form of ADSs Mr. Yang has the right to acquire upon exercise of options or will be entitled to upon vesting of restricted shares within 60 days after March 31, 2025.
(4)
Represents ordinary shares in the form of ADSs vested from restricted shares held by Mr. Liu.
(5)
Represents ordinary shares in the form of ADSs vested from restricted shares held by Mr. Pu.
(6)
Represents ordinary shares in the form of ADSs vested from restricted shares held by Dr. Wang.
(7)
Represents ordinary shares in the form of ADSs vested from restricted shares held by Mr. Zeng, and ordinary shares in the form of ADSs Mr. Zeng has the right to acquire upon exercise of options or will be entitled to upon vesting of restricted shares within 60 days after March 31, 2025.
(8)
Represents ordinary shares in the form of ADSs vested from restricted shares held by Mr. Xiang, and ordinary shares in the form of ADSs Mr. Xiang has the right to acquire upon exercise of options or will be entitled to upon vesting of restricted shares within 60 days after March 31, 2025.
(9)
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
(10)
The number of ordinary shares beneficially owned is as of September 30, 2024, as reported in a Form 13G/A filed with the SEC on November 12, 2024 by FIL Limited (“FIL”), Pandanus Partners, L.P. (“Pandanus”) and Pandanus Associates, Inc. (“PAI”), which are collectively referred to as the Entities Affiliated with Fidelity, and consists of 35,172,832 ordinary shares. FIL is a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J). Pandanus owns shares of FIL voting stock. While the percentage of total voting power represented by these shares of FIL voting stock may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25% and less than 48.5% of the total votes which may be cast by all holders of FIL voting stock. PAI acts as general partner of Pandanus. FIL Limited’s business address is Pembroke Hall, 42 Crow Lane, Hamilton HM19 Bermuda. Pandanus’s business address is c/o FIL Limited, 42 Crow Lane, Hamilton HM19, Bermuda. PAI’s business address is 11 Keewaydin Drive, Suite 100, Salem, New Hampshire, USA, 03079.
(11)
The number of ordinary shares beneficially owned is as of December 31, 2024, as reported in a Form 13G filed with the SEC on February 7, 2025 by Invesco Ltd., and consists of 25,553,072 ordinary shares. Invesco Ltd. has sole voting power over 19,364,420 shares and sole dispositive power over 25,553,072 shares. Invesco Ltd. does not have any shared voting power or shared dispositive power. Invesco Ltd., in its capacity as a parent holding company to its investment advisers, may be deemed to beneficially own 25,553,072 shares of our company which are held of record by clients of Invesco Ltd. However, no one individual has greater than 5% economic ownership. The shareholders of the fund have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of securities listed above. The business address of Invesco Ltd. is 1331 Spring Street NW, Suite 2500, Atlanta, GA 30309.

To our knowledge, as of March 31, 2025, 276,386,020 ordinary shares (including 35,612,660 treasury shares and ordinary shares that are reserved for future issuance under our share incentive plans as of March 31, 2025) were held by one person in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program, which holds ordinary shares in our company indirectly through HKSCC Nominees Limited following the Hong Kong Offering. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholder

As of March 31, 2025, Yun Chen owned 47.4% of our total issued and outstanding ordinary shares. Yun Chen is a subsidiary of Ping An Group. As such, we are indirectly controlled by Ping An Group, which beneficially owned 47.4% of the total voting rights in our company.

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

In addition, Chezhiying WFOE has entered into a series of contractual agreements with Shengtuo Hongyuan and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in February, 2025 by and between Chezhiying WFOE, Shengtuo Hongyuan, Mr. Tao Wu and Mr. Youdong Wang. Chezhiying WFOE has also entered into a series of contractual agreements with Shengtuo Hongyuan and its subsidiary, namely Autohome Used Car Appraisal. Such contractual arrangements allow us to (i) have power to direct significant activities of Shengtuo Hongyuan and its subsidiary, (ii) receive substantially all of the economic benefits of Shengtuo Hongyuan and its subsidiary, and (iii) have an exclusive option to purchase all or part of the equity interests in Shengtuo Hongyuan and its subsidiary when and to the extent permitted by the PRC laws.

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

The diagram below illustrates the general structure of the economic flow and control under the VIE structure created by the contractual arrangements:

Our Company
Outside Mainland China
Inside Mainland China
Our WFOEs
VIE Shareholders
The VIEs

denotes the direction of legal and beneficial ownership.

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

Agreements that provide us power to direct significant activities of Shengtuo Hongyuan and Autohome Used Car Appraisal

Equity Interest Pledge Agreements. In February 2025, Chezhiying WFOE and each of the shareholders of Shengtuo Hongyuan entered into equity interest pledge agreements with respect to their equity interest in Shengtuo Hongyuan. The terms of these agreements are substantially the same as the equity interest pledge agreements between Autohome WFOE and each of the two shareholders of Autohome Information described above. In September 2016, Chezhiying WFOE and Shengtuo Hongyuan entered into equity interest pledge agreements with respect to the latter’s equity interest in Autohome Used Car Appraisal. The terms of this agreement are substantially the same as the equity interest pledge agreements between Autohome WFOE and Autohome Information.

Exclusive Technology Consulting and Service Agreements. In February 2025, Chezhiying WFOE and Shengtuo Hongyuan entered into an exclusive technology consulting and service agreement. In September 2016, Chezhiying WFOE and Autohome Used Car Appraisal entered into an exclusive technology consulting and service agreement. The terms of these agreements are substantially the same as the exclusive technology consulting and service agreements between Autohome WFOE and each of Autohome Information, Autohome Advertising and Chengshi Advertising described above.

Equity Option Agreements. In February 2025, Chezhiying WFOE, Shengtuo Hongyuan and each of the shareholders of Shengtuo Hongyuan entered into equity option agreements. The terms of these agreements are substantially the same as the equity option agreements among Autohome WFOE, Autohome Information and each of the two shareholders of Autohome Information described above. In September 2016, Chezhiying WFOE, Shengtuo Hongyuan and Autohome Used Car Appraisal entered into an equity option agreement. The terms of such agreement are substantially the same as the equity option agreements among Autohome WFOE, Autohome Information and each of Autohome Advertising and Chengshi Advertising.

Power of Attorney. In February 2025, each of the shareholders of Shengtuo Hongyuan executed an irrevocable power of attorney appointing Chezhiying WFOE, or any person designated by Chezhiying WFOE, as their attorney-in-fact, to vote on their behalf at the shareholders’ meetings of Shengtuo Hongyuan and to exercise full voting rights as the shareholders of Shengtuo Hongyuan with powers granted under PRC laws and regulations and the articles of association of the company, including the rights to appoint directors and management personnel. In September 2016, Shengtuo Hongyuan executed an irrevocable power of attorney appointing Chezhiying WFOE, or any person designated by Chezhiying WFOE, as its attorney-in-fact, to vote on its behalf at the shareholders’ meetings of Autohome Used Car Appraisal to exercise full voting rights as the shareholder of Autohome Used Car Appraisal with powers granted under PRC laws and regulations and the articles of association of Autohome Used Car Appraisal, including the rights to appoint directors and management personnel.

Loan Agreements. In February 2025, Chezhiying WFOE and each of the shareholders of Shengtuo Hongyuan entered into loan agreements. The terms of these agreements are substantially the same as the loan agreements between Autohome WFOE and each of the two shareholders of Autohome Information described above.

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

Autohome WFOE, Chezhiying WFOE and TTP WFOE recognized service fees from all the VIEs in the amount of RMB496.9 million in 2022, RMB525.3 million in 2023 and RMB462.0 million (US$63.3 million) in 2024 in consideration for services provided to the VIEs. In the years ended December 31, 2022, 2023 and 2024, the VIEs contributed in aggregate 12.7%, 13.5% and 11.5%, respectively, of our total net revenue.

Transactions with Entities Affiliated with Our Shareholders

Since Ping An Group became our controlling shareholder, it provided services including rental and property management services, technical services and other miscellaneous services, and assets to us for a total amount of RMB191.8 million in 2022, RMB191.4 million in 2023 and RMB209.8 million (US$28.7 million) in 2024.

We earned service fees primarily for providing facilitation services related to insurance products and loan and leasing product transactions for Ping An Group or its affiliates on our platform as well as providing advertising services to Ping An Group for a total amount of RMB226.5 million in 2022, RMB134.4 million in 2023 and RMB306.0 million (US$41.9 million) in 2024.

We also had cash or time deposits with commercial banks affiliated with Ping An Group and purchased in short-term cash management products managed by Ping An Group as a part of our cash management plan, which totaled RMB5,187.0 million, RMB5,729.6 million and RMB5,185.6 million (US$710.4 million) as of December 31, 2022, 2023 and 2024, respectively. On January 4, 2022, we entered into a limited partner interest subscription agreement, a limited partnership agreement and certain other auxiliary documents with Ping An Capital Co., Ltd., an affiliate of Ping An Group, pursuant to which we subscribed for RMB400 million worth of limited partner interests in an equity investment fund managed by Ping An Capital Co., Ltd. The subject subscription was approved by our board of directors and its audit committee and was announced on the same day.

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

On February 16, 2023, our board of directors approved an amendment to change the annual cash dividend to a fixed amount of at least RMB500.0 million between 2022 and 2026. The exact amount of the annual cash dividend will be determined by our board of directors based on our financial performance and cash position prior to the distribution, and is expected to be adjusted upward each year. On December 12, 2023, our board of directors approved an amendment to its dividend policy, pursuant to which our board of directors intends to declare a cash dividend semi-annually from 2024 to 2026. The total yearly cash dividend is expected to be no less than RMB1.5 billion with the exact amount to be determined by our board of directors based on our then financial performance, cash position, and applicable foreign exchange laws and regulations in China, among other factors. For the fiscal years of 2022, 2023 and 2024, we paid cash dividends in a total amount of US$61.1 million, US$69.2 million and US$202.9 million, respectively, to our shareholders, pursuant to our dividend policy.

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

Mainland China Taxation

We are a holding company incorporated in the Cayman Islands, which indirectly holds Autohome WFOE, Chezhiying WFOE and other subsidiaries in the mainland China. Our business operations are principally conducted through our mainland China subsidiaries and the VIEs. Although we believe we are not a mainland China resident enterprise for enterprise income tax purposes, substantial uncertainty exists. In the event that our company or any of our offshore entities, is considered to be a mainland China resident enterprise: (a) our company or our offshore entities, as the case may be, would be subject to the mainland China enterprise income tax at the rate of 25% on worldwide income; and (b) dividend income that our company or our offshore entities, as the case may be, receive from our mainland China subsidiaries would be exempt from the mainland China withholding tax since such income is exempted under the EIT Law for mainland China resident enterprise; and (c) any dividends we pay to our non-mainland China shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as mainland China-sourced income and as a result become subject to mainland China withholding tax at a rate of up to 10%, subject to reduction or exemption by an applicable treaty. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our mainland China subsidiaries, dividends distributed to our non-mainland China shareholders and ADS holders, and gains recognized by such shareholders or ADS holders, may be subject to PRC taxes under the EIT Law, which would have a material adverse effect on our results of operations.”

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activity are taken into account as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC. No assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2024 or any future taxable year.

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

With respect to individuals and certain other non-corporate U.S. Holders, dividends may constitute “qualified dividend income” that is subject to tax at the lower applicable capital gains rates provided that (i) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (ii) we are not a PFIC for either our taxable year in which the dividend was paid or the preceding taxable year, and (iii) certain holding period requirements are met. The ADSs, but not our ordinary shares, are listed on the NYSE so we anticipate that the ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard. In the event we are deemed to be a mainland China resident enterprise under the EIT Law, we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation applicable to qualified dividend income, securities market in the United States, would be eligible for the reduced. U.S. Holders should consult their tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to the ADSs or ordinary shares.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

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

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a mainland China resident enterprise under the EIT Law, gains from the disposition of the ADSs or ordinary shares may be subject to mainland China income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as mainland China-source income under the Treaty. However, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any mainland China tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election with respect to ADSs (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, under certain circumstances, of ADSs or ordinary shares. Under these PFIC rules:

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

THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. INCOME AND NON-INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF ADSS OR ORDINARY SHARES, INCLUDING THE IMPACT OF ANY POTENTIAL CHANGE IN LAW, IN THEIR PARTICULAR CIRCUMSTANCES.

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

As of December 31, 2024, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB18.8 billion, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$638.3 million. Assuming we had converted RMB18.8 billion into U.S. dollars at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, our U.S. dollar cash balance would have been US$3.2 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$3.0 billion instead.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither we nor the depositary can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. In 2024, we received reimbursement from the depositary of US$0.96 million.

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

For the period from December 10, 2013, the date that our registration statement on Form F-1 for our initial public offering was declared effective by the SEC, to December 31, 2024, we used an aggregate of approximately US$261.5 million of the net proceeds from our initial public offering, the 2014 Offering and the Hong Kong Offering for payment of establishment of new subsidiaries, investment in joint venture and other strategic investments, professional fees, insurance fees, compensation to directors and general corporate purposes.

We intend to use the remainder of the proceeds from the offerings listed above for general corporate purposes, including funding potential investments and acquisitions of complementary businesses, assets and technologies.

ITEM 15 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page F-2 of this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2022	2023	2024
	(RMB in thousands)
Audit fees(1)	11,380	11,380	11,380
Tax fees(2)	140	316	580
Other fees(3)	67	449	250

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

The policy of our audit committee is to preapprove all audit and non-audit services provided by our independent registered public accounting firm, including audit services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, tax fees and other fees for the year ended December 31, 2024.

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

The Share Repurchase Program expired on November 17, 2023. As of November 17, 2023, we had repurchased approximately 6.7 million ADSs under the Share Repurchase Program.

On September 4, 2024, our board of directors authorized a new share repurchase program (the “New Share Repurchase Program”), pursuant to which we may repurchase up to US$200 million of our shares (including ADSs) over the next 12 months. As of December 31, 2024, we have repurchased 1,860,800 ADSs for a total cost of approximately US$50.6 million under the New Share Repurchase Program.

The table below is a summary of the shares repurchased by us in 2024, which were all conducted in the open market pursuant to the publicly announced New Share Repurchase Program.

	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
Period
September 1 – September 30, 2024	244,302	US$	27.40	244,302	193,305,997.42
November 1 – November 30, 2024	327,018	US$	27.54	327,018	184,299,688.26
December 1 – December 31, 2024	1,289,480	US$	27.08	1,289,480	149,376,401.88
Total	1,860,800		N/A	1,860,800	N/A

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

ITEM 16I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J INSIDER TRADING POLICIES

Our board of directors has adopted an insider trading policy, which outlines when directors, officers, employees and consultants may deal in our securities and procedures to reduce the risk of insider trading. A copy of the insider trading policy is attached as Exhibit 11.2 to this annual report.

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

Under the supervision of our board of directors, our Cybersecurity Incident Response Teams (as defined below) help identify, assess and manage our cybersecurity threats and risks. Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate risks from cybersecurity threats to our Information Systems and Data, including, technical safeguards, procedural protocols, an intensive monitoring program of our corporate network, ongoing internal and external evaluations of our security measures, a solid incident response framework, and regular cybersecurity training sessions for our employees.

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

4.1

Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.2

English translation of Form of Employment Agreement between a subsidiary of the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.3

English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Autohome Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.4

English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Chengshi Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.5

English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Chezhiying WFOE and Autohome Used Car Appraisal dated September 30, 2016 (incorporated by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.6

English translation of the Executed Form of the Exclusive Service Agreement between TTP WFOE and Shanghai Jinwu dated August 31, 2015 (incorporated by reference to Exhibit 4.11 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.7

English translation of the Executed Form of the Loan Agreement between TTP WFOE and Weiwei Wang dated August 31, 2015 (incorporated by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.8

English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Autohome Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.37 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.9

English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Chengshi Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.10

English translation of the Executed Form of the Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Autohome Used Car Appraisal dated September 30, 2016 (incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.11

English translation of the Executed Form of the Equity Option Agreement between TTP WFOE, and Weiwei Wang dated August 31, 2015 (incorporated by reference to Exhibit 4.26 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.12

English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.49 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.13

English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.50 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.14

English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.52 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.15

English translation of the Executed Form of the Equity Interest Pledge Agreement between TTP WFOE and Weiwei Wang dated August 31, 2015 (incorporated by reference to Exhibit 4.36 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.16

English translation of the Executed Form of the Power of Attorney by Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.61 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.17

English translation of the Executed Form of the Power of Attorney by Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.62 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.18

English translation of the Executed Form of the Power of Attorney by Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.63 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.19

English translation of the Executed Form of the Proxy Agreement among TTP WFOE, Shanghai Jinwu and Weiwei Wang dated August 31, 2015 (incorporated by reference to Exhibit 4.46 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.20

Amended and Restated 2016 Share Incentive Plan of the Registrant, as amended on April 20, 2017 (incorporated by reference to Exhibit 4.65 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.21

2016 Share Incentive Plan II (as amended by Amendment No 1 to the 2016 Share Incentive Plan II) of the Registrant (incorporated by reference to Exhibit 4.66 to our annual report on For 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.22

Investor’s Rights Agreement by and among the Registrant and Yun Chen dated September 30, 2016 (incorporated by reference to Exhibit 4.67 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.23

Investment Agreement relating to US$100 Million 8.0% Convertible Bond and other Convertible Bonds issued by TTP Car Inc. between the Registrant and TTP Car Inc. dated June 6, 2018 (incorporated by reference to Exhibit 4.59 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 12, 2019)

4.24

Preferred Share Purchase Agreement by and among the Registrant and TTP Car Inc. dated October 27, 2020 (incorporated by reference to Exhibit 4.58 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.25

English translation of the Limited Partner Interest Subscription Agreement by and between Ping An Capital Co., Ltd. and Tianjin Autohome Software Co., Ltd. dated January 4, 2022 (incorporated by reference to Exhibit 4.53 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2022)

4.26

English translation of the Limited Partnership Agreement by and among Ping An Capital Co., Ltd., Tianjin Autohome Software Co., Ltd. and others dated January 4, 2022 (incorporated by reference to Exhibit 4.54 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2022)

4.27

English translation of the Supplemental Limited Partnership Agreement by and among Ping An Capital Co., Ltd., Guangzhou Ping An Consumption Equity Investment Partnership (Limited Partnership) and Tianjin Autohome Software Co., Ltd. dated January 4, 2022 (incorporated by reference to Exhibit 4.55 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2022)

4.28

English translation of the Executed Form of the Exclusive Service Agreement between TTP WFOE and Shanghai Jinyou dated March 1, 2022 (incorporated by reference to Exhibit 4.56 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2023)

4.29

English translation of the Executed Form of the Equity Interest Pledge Agreement between TTP WFOE and Weiwei Wang and Lan Zhang dated March 1, 2022 (incorporated by reference to Exhibit 4.57 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2023)

4.30

English translation of the Executed Form of the Proxy Agreement among TTP WFOE, Shanghai Jinyou and Weiwei Wang and Lan Zhang dated March 1, 2022 (incorporated by reference to Exhibit 4.58 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2023)

4.31

English translation of the Executed Form of the Equity Option Agreement between TTP WFOE, and Weiwei Wang and Lan Zhang dated March 1, 2022 (incorporated by reference to Exhibit 4.59 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2023)

4.32

English translation of the Executed Form of the Loan Agreement between TTP WFOE and Weiwei Wang dated May 2, 2022 (incorporated by reference to Exhibit 4.60 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2023)

4.33

English translation of the Executed Form of the Loan Agreement between TTP WFOE and Lan Zhang dated May 2, 2022 (incorporated by reference to Exhibit 4.61 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2023)

4.34

English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Autohome Information dated January 28, 2024 (incorporated by reference to Exhibit 4.34 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2024)

4.35*	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Chezhiying WFOE and Shengtuo Hongyuan dated February 6, 2025

4.36

English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Quan Long dated January 28, 2024 (incorporated by reference to Exhibit 4.36 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2024)

4.37

English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Youdong Wang dated January 28, 2024 (incorporated by reference to Exhibit 4.37 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2024)

4.38*	English translation of the Executed Form of the Loan Agreement between Chezhiying WFOE and Tao Wu dated February 6, 2025

4.39*	English translation of the Executed Form of the Loan Agreement between Chezhiying WFOE and Youdong Wang dated February 6, 2025

4.40

English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Quan Long dated January 28, 2024 (incorporated by reference to Exhibit 4.40 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2024)

4.41

English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Youdong Wang dated January 28, 2024 (incorporated by reference to Exhibit 4.41 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2024)

4.42*	English translation of the Executed Form of the Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Tao Wu dated February 6, 2025

4.43*	English translation of the Executed Form of Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Youdong Wang dated February 6, 2025

4.44

English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Quan Long dated January 28, 2024 (incorporated by reference to Exhibit 4.44 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2024)

4.45

English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Youdong Wang January 28, 2024 (incorporated by reference to Exhibit 4.45 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2024)

4.46*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Tao Wu dated February 6, 2025

4.47*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Youdong Wang dated February 6, 2025

4.48

English translation of the Executed Form of the Power of Attorney by Quan Long dated January 28, 2024 (incorporated by reference to Exhibit 4.50 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2024)

4.49

English translation of the Executed Form of the Power of Attorney by Youdong Wang dated January 28, 2024 (incorporated by reference to Exhibit 4.51 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2024)

4.50*	English translation of the Executed Form of the Power of Attorney by Tao Wu dated February 6, 2025

4.51*	English translation of the Executed Form of the Power of Attorney by Youdong Wang dated February 6, 2025

4.52

Termination Agreement on the control documents in connection with Autohome Information by and among Autohome WFOE, Autohome Information, Quan Long, Haiyun Lei dated January 28, 2024 (incorporated by reference to Exhibit 4.52 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2024)

4.53

Equity Interest Purchase Agreement by and among Autohome Information, Haiyun Lei and Youdong Wang dated January 28, 2024 (incorporated by reference to Exhibit 4.53 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2024)

4.54

Debt Transfer and Offset Agreement by and between Autohome WFOE, Haiyun Lei and Youdong Wang dated January 28, 2024 (incorporated by reference to Exhibit 4.54 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2024)

4.55*	Termination Agreement on the control documents in connection with Shengtuo Hongyuan by and among Chezhiying WFOE, Shengtuo Hongyuan, Quan Long, Youdong Wang dated February 6, 2025

4.56*	Equity Interest Purchase Agreement by and among Shengtuo Hongyuan, Quan Long and Tao Wu dated February 6, 2025

4.57*	Debt Transfer and Offset Agreement by and between Chezhiying WFOE, Quan Long and Tao Wu dated February 6, 2025

8.1*	List of Principal Subsidiaries and VIEs

11.1

Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form 6-K (File No. 001-36222), filed with the Securities and Exchange Commission on November 3, 2022)

11.2*	Insider Trading Policies of the Registrant

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent registered public accounting firm

15.2*	Consent of Commerce & Finance Law Offices

97.1	Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2024)

101.INS*	Inline XBRL Instance Document-this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed with this annual report on Form 20-F.

** Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUTOHOME INC.
By:	/s/ Song Yang
	Name:	Song Yang
	Title:	Chief Executive Officer and Executive Director

Date: April 15, 2025

AUTOHOME INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Autohome Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Autohome Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for current expected credit losses on accounts receivable

As described in Notes 2(o) and 4 to the consolidated financial statements, as of December 31, 2024, the gross balance of accounts receivable was RMB1,555.7 million, against which an allowance for current expected credit losses of RMB196.8 million was provided. The allowance is management’s estimate of current expected credit losses. Management estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics and estimated the allowance for credit losses on receivables not sharing similar risk characteristic on an individual basis. The key factors considered when determining the allowances for credit losses include the historical loss experience and financial performance of the customers.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of the allowance for current expected credit losses. These procedures also included, among others, (i) evaluating the appropriateness of the model and methodology; (ii) testing the completeness and accuracy of underlying data used in the model; and (iii) evaluating the reasonableness of significant assumptions used by management related to credit risk characteristics and expected loss rates, consideration of the historical loss experience and financial performance of the customers. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the model and methodology and evaluating the reasonableness of management’s significant assumptions.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 15, 2025

We have served as the Company’s auditor since 2016.

AUTOHOME INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		4,996,353	1,693,597	232,022
Restricted Cash	2(h)	126,794	88,515	12,127
Short-term investments		18,552,354	21,621,992	2,962,201
Accounts receivable (net of allowance for credit losses of RMB161,022 and RMB196,819 (US$26,964) as of December 31, 2023 and 2024, respectively)	4	1,472,489	1,358,849	186,162
Amounts due from related parties, current	12	16,439	63,957	8,762
Prepaid expenses and other current assets	5	360,559	336,941	46,161
Total current assets		25,524,988	25,163,851	3,447,435
Non-current assets:
Restricted cash, non-current	2(h)	5,000	5,000	685
Property and equipment, net	7	200,860	204,049	27,955
Intangible assets, net	8	202,148	127,817	17,511
Goodwill		3,941,820	3,941,820	540,027
Long-term investments	9	448,341	339,247	46,477
Amounts due from related parties, non-current	12	16,048	3,521	482
Deferred tax assets	6	295,598	308,246	42,230
Other non-current assets	10	200,928	128,074	17,546
Total non-current assets		5,310,743	5,057,774	692,913
Total assets		30,835,731	30,221,625	4,140,348
LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other payables	11	2,932,227	2,931,869	401,667
Advance from customers		105,379	106,276	14,560
Deferred revenue		801,581	276,894	37,934
Income tax payable		227,260	185,976	25,479
Amounts due to related parties	12	24,572	38,250	5,240
Dividends payable		984,332	990,529	135,702
Total current liabilities (including current liabilities of consolidated VIEs without recourse to Autohome WFOE, Chezhiying WFOE or TTP WFOE of RMB425,416 and RMB338,455 (US$46,368) as of December 31, 2023 and 2024, respectively)		5,075,351	4,529,794	620,582
Non-current liabilities:
Other liabilities	2(s)	89,187	23,103	3,165
Deferred tax liabilities	6	497,955	468,078	64,126
Total non-current liabilities (including non-current liabilities of consolidated VIEs without recourse to Autohome WFOE, Chezhiying WFOE or TTP WFOE of RMB43,967 and RMB22,661 (US$3,105) as of December 31, 2023 and 2024, respectively)		587,142	491,181	67,291
Total liabilities (including total liabilities of consolidated VIEs without recourse to Autohome WFOE, Chezhiying WFOE or TTP WFOE of RMB469,383 and RMB361,116 (US$49,473) as of December 31, 2023 and 2024, respectively)		5,662,493	5,020,975	687,873
Commitments and contingencies	13

The accompanying notes are an integral part of these consolidated financial statements.

AUTOHOME INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$
Mezzanine equity:
Convertible redeemable noncontrolling interests	19	1,758,933	1,931,529	264,618

Shareholders’ equity:
Ordinary shares (par value of US$0.0025 per share; 400,000,000,000 ordinary shares authorized; 483,398,100 and 479,288,580 ordinary shares issued and outstanding, as of December 31, 2023 and 2024, respectively)	2(a),15	8,599	8,659	1,186
Additional paid-in capital		8,211,583	8,229,559	1,127,445
Treasury stock	15	(1,336,097)	(1,523,400)	(208,705)
Accumulated other comprehensive income		442,634	495,384	67,867
Retained earnings		16,601,468	16,741,535	2,293,582
Total Autohome Inc. shareholders’ equity		23,928,187	23,951,737	3,281,375
Noncontrolling interests		(513,882)	(682,616)	(93,518)
Total equity		23,414,305	23,269,121	3,187,857
Total liabilities, mezzanine equity and equity		30,835,731	30,221,625	4,140,348

The accompanying notes are an integral part of these consolidated financial statements.

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data, continued)

		Year ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB	US$
Net revenues:	2(o)
Media services		1,963,289	1,870,819	1,523,075	208,660
Leads generation services		3,056,924	3,111,805	3,135,885	429,614
Online marketplace and others		1,920,615	2,201,511	2,380,627	326,145
Total net revenues (including related party transactions of RMB226,539, RMB134,378 and RMB305,958 (US$41,916) for the years ended December 31, 2022, 2023 and 2024, respectively)		6,940,828	7,184,135	7,039,587	964,419
Cost of revenues (including related party transactions of RMB64,876, RMB62,372 and RMB70,493 (US$9,658) for the years ended December 31, 2022, 2023 and 2024, respectively)	14	(1,235,173)	(1,411,881)	(1,483,220)	(203,200)
Gross profit		5,705,655	5,772,254	5,556,367	761,219
Operating expenses:
Sales and marketing expenses		(2,866,206)	(3,012,479)	(2,988,169)	(409,377)
General and administrative expenses (including provision for credit losses of RMB8,828 for the years ended December 31, 2022, and reversal of allowance for credit losses of RMB24,359 and provision for credit losses of RMB35,293 (US$4,835) for the years ended December 31, 2023 and 2024, respectively)		(502,340)	(537,979)	(534,809)	(73,269)
Product development expenses		(1,417,094)	(1,348,472)	(1,318,443)	(180,626)
Total Operating expenses (including related party transactions of RMB126,812, RMB128,155 and RMB139,653 (US$19,132) for the years ended December 31, 2022, 2023 and 2024, respectively)		(4,785,640)	(4,898,930)	(4,841,421)	(663,272)
Other operating income, net	2(aa)	327,507	264,101	288,551	39,531
Operating profit		1,247,522	1,137,425	1,003,497	137,478
Interest and investment income, net (including related party transactions of RMB143,848, RMB202,304 and RMB215,253 (US$29,490) for the years ended December 31, 2022, 2023 and 2024, respectively)		565,090	831,006	791,905	108,491
Share of results of equity method investments		(49,766)	29,133	(109,094)	(14,946)
Income before income taxes		1,762,846	1,997,564	1,686,308	231,023
Income tax benefit/(expense)	6	61,780	(72,155)	(62,959)	(8,625)
Net income		1,824,626	1,925,409	1,623,349	222,398
Net loss attributable to noncontrolling interests		30,548	9,901	57,774	7,915
Net income attributable to Autohome Inc.		1,855,174	1,935,310	1,681,123	230,313
Accretion of mezzanine equity	19	(137,610)	(153,294)	(172,596)	(23,646)
Accretion attributable to noncontrolling interests		89,612	98,071	111,035	15,212
Net income attributable to ordinary shareholders		1,807,176	1,880,087	1,619,562	221,879
Earnings per share attributable to ordinary shareholders:
Basic	17	3.62	3.84	3.34	0.46
Diluted	17	3.62	3.83	3.33	0.46
Earnings per ADS attributable to ordinary shareholders (one ADS equals four ordinary shares):
Basic	17	14.48	15.35	13.36	1.83
Diluted	17	14.47	15.31	13.31	1.82
Weighted average number of shares used to compute earnings per share attributable to ordinary shareholders:
Basic	17	499,160,564	489,952,172	484,945,912	484,945,912
Diluted	17	499,666,792	491,252,460	486,552,724	486,552,724
Net income		1,824,626	1,925,409	1,623,349	222,398
Other comprehensive income
Foreign currency translation adjustments		418,931	72,936	52,825	7,237
Comprehensive income		2,243,557	1,998,345	1,676,174	229,635
Comprehensive loss attributable to noncontrolling interests		31,165	9,956	57,699	7,905
Comprehensive income attributable to Autohome Inc.		2,274,722	2,008,301	1,733,873	237,540

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		Year ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income		1,824,626	1,925,409	1,623,349	222,398
Adjustments to reconcile net income to net cash from operating activities:
Depreciation of property and equipment		226,086	167,775	123,647	16,940
Amortization of intangible assets		79,104	76,688	74,334	10,184
Amortization of operating lease assets		118,828	108,111	106,527	14,594
Gain on disposal of property and equipment		(1,109)	(874)	(1,834)	(251)
Provision for credit losses		8,828	(24,359)	35,293	4,835
Share of results of equity method investments		49,766	(29,133)	109,094	14,946
Impairment of long-term investments		1,696	—	—	—
Fair value change of short-term investments		116,510	(29,699)	(44,881)	(6,149)
Share-based compensation		168,890	195,092	192,024	26,307
Deferred income taxes		(148,340)	(49,963)	(42,525)	(5,826)
Changes in operating assets and liabilities:
Accounts receivable		203,581	479,943	77,842	10,664
Amounts due from related parties, current		33,732	33,205	(47,518)	(6,510)
Prepaid expenses and other current assets		(149,766)	(244,111)	(57,086)	(7,821)
Amounts due from related parties, non-current		(1,890)	(6,629)	12,527	1,716
Other non-current assets		(101,497)	(192,988)	(33,673)	(4,613)
Accrued expenses and other payables		534,285	366,969	(135,027)	(18,499)
Advance from customers		(27,323)	9,332	897	123
Deferred revenue		(405,882)	(345,550)	(524,687)	(71,882)
Income tax payable		17,779	(23,861)	(42,762)	(5,858)
Amounts due to related parties		(4,801)	(2,524)	13,678	1,874
Other liabilities		21,972	38,596	(66,084)	(9,053)
Net cash generated from operating activities		2,565,075	2,451,429	1,373,135	188,119
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		(116,503)	(78,567)	(139,996)	(19,179)
Proceeds from disposal of property and equipment		1,721	921	3,963	543
Purchase of intangible assets		(1,039)	(329)	—	—
Acquisition of equity-method investment		(400,000)	—	—	—
Purchase of short-term investments		(18,945,702)	(17,512,173)	(21,057,787)	(2,884,905)
Maturity of short-term investments		16,352,106	18,590,497	18,142,153	2,485,465
Net cash (used in)/generated from investing activities		(3,109,417)	1,000,349	(3,051,667)	(418,076)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of share options		748	296	2,051	281
Payment of dividends		(421,680)	(490,990)	(1,480,752)	(202,862)
Payments for repurchase of ordinary shares	15	(719,133)	(633,799)	(223,062)	(30,559)
Net cash used in financing activities		(1,140,065)	(1,124,493)	(1,701,763)	(233,140)
Effect of exchange rate changes on cash and cash equivalents and restricted cash		168,325	(14,612)	39,260	5,378
Net (decrease)/increase in cash and cash equivalents and restricted cash		(1,516,082)	2,312,673	(3,341,035)	(457,719)
Cash and cash equivalents and restricted cash at beginning of year		4,331,556	2,815,474	5,128,147	702,553
Cash and cash equivalents and restricted cash at end of year		2,815,474	5,128,147	1,787,112	244,834
Supplemental disclosures of cash flow information:
Income taxes paid		284,332	199,916	167,172	22,902
Purchase of fixed assets included in accrued expenses and other payables		4,743	35,216	24,569	3,366
Dividends declared but not paid		—	984,332	990,529	135,702
Cash paid for operating lease cost		125,448	113,000	111,042	15,213
Right-of-use assets acquired under operating leases		107,351	192,100	15,510	2,125

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Note	Ordinary shares		Additional capital	Treasury	Accumulated other comprehensive	Retained	Noncontrolling	Total
		Shares	Amount	paid-in	stock	income	earnings	interests	equity
		Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021		505,183,788	8,523	7,886,227	(31,204)	(49,905)	14,811,207	(285,078)	22,339,770
Net income		—	—	—	—	—	1,855,174	(30,548)	1,824,626
Other comprehensive income/(loss)		—	—	—	—	419,548	—	(617)	418,931
Dividends declared (US$0.53 per ADS)		—	—	—	—	—	(421,680)	—	(421,680)
Exercise and vesting of share-based awards		1,639,720	27	717	—	—	—	—	744
Share-based compensation		—	—	168,890	—	—	—	—	168,890
Adjustment of issuance costs		—	—	8,449	—	—	—	—	8,449
Repurchase of ordinary shares	15	(14,081,040)	—	—	(719,133)	—	—	—	(719,133)
Accretion of redeemable noncontrolling interests		—	—	—	—	—	(47,998)	(89,612)	(137,610)
Balance as of December 31, 2022		492,742,468	8,550	8,064,283	(750,337)	369,643	16,196,703	(405,855)	23,482,987
Net income		—	—	—	—	—	1,935,310	(9,901)	1,925,409
Other comprehensive income/(loss)		—	—	—	—	72,991	—	(55)	72,936
Dividends declared (US$1.73 per ADS)		—	—	—	—	—	(1,475,322)	—	(1,475,322)
Exercise and vesting of share-based awards		2,817,856	49	247	—	—	—	—	296
Share-based compensation		—	—	195,092	—	—	—	—	195,092
Repurchase of ordinary shares	15	(12,162,224)	—	(48,039)	(585,760)	—	—	—	(633,799)
Accretion of redeemable noncontrolling interests		—	—	—	—	—	(55,223)	(98,071)	(153,294)
Balance as of December 31, 2023		483,398,100	8,599	8,211,583	(1,336,097)	442,634	16,601,468	(513,882)	23,414,305
Net income		—	—	—	—	—	1,681,123	(57,774)	1,623,349
Other comprehensive income		—	—	—	—	52,750	—	75	52,825
Dividends declared (US$1.72 per ADS)		—	—	—	—	—	(1,479,495)	—	(1,479,495)
Exercise and vesting of share-based awards		3,333,680	60	1,991	—	—	—	—	2,051
Share-based compensation		—	—	192,024	—	—	—	—	192,024
Repurchase of ordinary shares	15	(7,443,200)	—	(176,039)	(187,303)	—	—	—	(363,342)
Accretion of redeemable noncontrolling interests		—	—	—	—	—	(61,561)	(111,035)	(172,596)
Balance as of December 31, 2024		479,288,580	8,659	8,229,559	(1,523,400)	495,384	16,741,535	(682,616)	23,269,121
Balance as of December 31, 2024, in US$			1,186	1,127,445	(208,705)	67,867	2,293,582	(93,518)	3,187,857

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

As of December 31, 2024, Autohome Inc. had 479,288,580 issued and outstanding ordinary shares after considering the effects of the Share Subdivision as detailed in Note 2(a). Yun Chen is the Company’s controlling shareholder who held 46.9% of the total equity interest and a significant percentage of the voting rights in the Company as of December 31, 2024, by which it has substantial influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company’s assets, election of directors and other significant corporate actions.

The Company, through its subsidiaries, VIEs and VIEs’ subsidiaries, is engaged in the provision of media services, leads generation services and online marketplace and others.

As of December 31, 2024, the following table sets forth the Company’s principal subsidiaries, principal VIEs and VIEs’ subsidiaries:

Entity	Date of incorporation or acquisition	Place of incorporation	Percentage of direct ownership by the Company
Principal Subsidiaries
Cheerbright International Holdings Limited (“Cheerbright”)	June 13, 2006	British Virgin Islands	100%
Autohome Link Inc.	January 29, 2015	Cayman Islands	100%
Autohome (Hong Kong) Limited (“Autohome HK”)	March 16, 2012	Hong Kong	100%
Autohome Link Hong Kong Limited	February 16, 2015	Hong Kong	100%
Autohome Media Limited (“Autohome Media”)	October 18, 2013	Hong Kong	100%
TTP Car Inc. (“TTP”)	June 12, 2015	Cayman Islands	51%
Auto Pai Ltd.	September 25, 2020	British Virgin Islands	100%
TTP Car (HK) Limited	June 23, 2015	Hong Kong	51%
Beijing Cheerbright Technologies Co., Ltd. (“Autohome WFOE”)	September 1, 2006	Mainland China	100%
Autohome Shanghai Advertising Co., Ltd. (“Shanghai Advertising”)	September 29, 2013	Mainland China	100%
Beijing Prbrownies Software Co., Ltd.	November 12, 2013	Mainland China	100%
Beijing Autohome Technologies Co., Ltd.	November 12, 2013	Mainland China	100%
Beijing Autohome Advertising Co., Ltd.	November 13, 2013	Mainland China	100%
Beijing Chezhiying Technology Co., Ltd. (“Chezhiying WFOE”)	May 26, 2015	Mainland China	100%
Guangzhou Chezhihuitong Advertising Co., Ltd.	August 20, 2018	Mainland China	100%
Hainan Chezhiyitong Information Technology Co., Ltd.	August 20, 2018	Mainland China	100%
Tianjin Autohome Software Co., Ltd.	October 15, 2018	Mainland China	100%
Autohome Zhejiang Advertising Co., Ltd.	December 19, 2018	Mainland China	100%
Shanghai Chezhitong Information Technology Co., Ltd.	September 16, 2020	Mainland China	100%
Shanghai Jinpai E-commerce Co., Ltd. (“TTP WFOE”)	July 31, 2015	Mainland China	51%
Hubei Chezhihui Media Co., Ltd.	August 17, 2022	Mainland China	100%
Beijing Chezhihui Information Technology Co., Ltd.	December 12, 2022	Mainland China	100%

Principal VIEs and VIEs’ subsidiaries	Date of incorporation or acquisition	Place of incorporation	Percentage of indirect economic interest
Beijing Autohome Information Technology Co., Ltd. (“Autohome Information”)	August 28, 2006	Mainland China	100%
Beijing Shengtuo Hongyuan Information Technology Co., Ltd. (“Shengtuo Hongyuan”)	November 8, 2010	Mainland China	100%
Shanghai Tianhe Insurance Brokerage Co., Ltd.	September 21, 2017	Mainland China	100%
Shanghai Jinwu Auto Technology Consultant Co., Ltd. (“Shanghai Jinwu”)	September 20, 2007	Mainland China	51%
Shanghai Jinyou Auto Technology Consultant Co., Ltd. (“Shanghai Jinyou”)	December 3, 2021	Mainland China	51%

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

Chezhiying WFOE also entered into a series of contractual agreements with Shengtuo Hongyuan and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in February, 2025 by and between Chezhiying WFOE, Shengtuo Hongyuan, Mr. Tao Wu, our former chief executive officer and former executive director, and Mr. Youdong Wang, taking place of the previous contractual agreements entered into in January 2024 by and between Chezhiying WFOE, Shengtuo Hongyuan, Mr. Quan Long and and Mr. Youdong Wang.

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

The Company conducts its operations in China through Contractual Agreements entered into between the WFOEs and VIEs. If the Company or any of its current or future VIEs or subsidiaries are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant mainland China regulatory authorities would have broad discretion in dealing with such violations, including levying fines, confiscating the income of Autohome WFOE, Chezhiying WFOE, TTP WFOE and VIEs, revoking their business licenses or operating licenses, shutting down the Company’s servers or blocking the Company’s websites and mobile applications, discontinuing or placing restrictions or onerous conditions on the Company’s operations, requiring the Company to undergo a costly and disruptive restructuring, restricting the Company’s rights to use the proceeds from the offering to finance the Company’s business and operations in China, or enforcement actions that could be harmful to the Company’s business. Any of these actions could cause significant disruption to the Company’s business operations and severely damage the Company’s reputation, which would in turn materially and adversely affect the Company’s business and results of operations. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of VIEs or the Company’s right to receive their economic benefits, the Company would no longer be able to consolidate the VIEs.

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

The VIEs contributed an aggregate of 12.7%, 13.5% and 11.5% of the consolidated net revenues for the years ended December 31, 2022, 2023 and 2024, respectively, after elimination of inter-company transactions. As of December 31, 2023, and 2024, the VIEs accounted for an aggregate of 7.3% and 7.1%, respectively, of the consolidated total assets, and 8.3% and 7.2%, respectively, of the consolidated total liabilities after elimination of inter-company balances.

Relevant mainland China laws and regulations restrict the VIEs from transferring a portion of its net assets to the Company in the form of loans and advances or cash dividends. Please refer to Note 16 for disclosure of restricted net assets.

The following tables set forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows.

	As of December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Current assets	709,905	577,206	79,077
Non-current assets	1,789,401	1,695,351	232,262
Total assets	2,499,306	2,272,557	311,339
Accrued expenses and other payables	320,100	245,920	33,691
Advance from customers	68,543	61,037	8,362
Deferred revenue	36,773	31,498	4,315
Inter-company payables	389,566	415,436	56,915
Total current liabilities	814,982	753,891	103,283
Other liabilities	13,729	3,533	484
Deferred tax liabilities	30,238	19,128	2,621
Total non-current liabilities	43,967	22,661	3,105
Total liabilities	858,949	776,552	106,388
Net assets	1,640,357	1,496,005	204,951

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues
-Third-party revenues	882,276	968,869	809,445	110,894
-Inter-company revenues	160,272	179,587	124,738	17,089
Net loss	(85,283)	(112,791)	(10,456)	(1,432)

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	19,289	24,582	(93,440)	(12,801)
Net cash used in investing activities	(812,606)	(1,092,190)	(1,286,652)	(176,271)
Net cash generated from financing activities	666,853	1,115,463	1,377,541	188,722

The revenue-producing assets that are held by the VIEs comprise of customer relationship, trademarks, websites, domain names, operating license and servers.

The current assets of the VIEs included amounts due from Group companies of RMB244.65 million and RMB112.97 million (US$15.48 million), as of December 31, 2023 and 2024, respectively, which were eliminated upon consolidation by the Company. The current liabilities of the VIEs included amounts due to Group companies of RMB389.57 million and RMB415.44 million (US$56.92 million), as of December 31, 2023 and 2024, respectively, which were eliminated upon consolidation by the Company. There was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs. Creditors of the VIEs have no recourse to the general credit of the WFOEs, which are the primary beneficiaries of the VIEs. The WFOEs did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the years presented.

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

(e)
Convenience Translation

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.2993 on December 31, 2024 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)
Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, and time deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities of three months or less.

(g)
Short-term Investments

Short-term investments represent bank deposits, and adjustable-rate financial products with maturities less than 1 year that are measured at fair value. In accordance with ASC 825, Financial Instruments, for adjustable-rate financial products with the interest rate indexed to performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income as “interest and investment income, net”.

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

The following table provides a reconciliation of the amount of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets to the total of the same such amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Amounts shown in Consolidated Balance Sheets:
Cash and cash equivalents	2,801,299	4,996,353	1,693,597	232,022
Restricted cash	14,175	131,794	93,515	12,812
Total cash, cash equivalents and restricted cash as shown in Consolidated Statements of Cash Flows	2,815,474	5,128,147	1,787,112	244,834

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

Category	Estimated useful life
Technologies	5 years
Trademarks	3-15 years
Customer relationship	5 years
Domain names	4-10 years
Database	5 years
Licensing agreements	1.75 years

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

(m)
Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Company’s goodwill at December 31, 2023 and 2024 was related to its acquisition of Cheerbright, China Topside and Norstar in June 2008, and its acquisition of TTP in December 2020. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present. Also, the Company has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly.

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

Management has determined that the Company represents the lowest level within the entity at which goodwill is monitored for internal management purposes. The Company applied the quantitative assessment and performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to it carrying amounts. The Company estimates the fair value using market approach or income approach, which involved significant assumptions, such as revenue growth rates, profitability in estimating future cash flows, and discount rates, etc. Changes in these assumptions could materially affect the determination of fair value for the reporting unit. No impairment charge was recognized for the years ended December 31, 2022, 2023 and 2024.

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

Contract Balances and Accounts Receivable

Payment terms and conditions vary by contract and service types. Generally, excluding dealer subscription and used car listing, the rest of service contracts usually require payment within several months of service delivery. The term between billings and when payment is due is not significant and the Company generally does not provide significant financing terms. Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Company has satisfied its performance obligations and has the unconditional right to payment. Payments in advance of revenue recognition are recorded as deferred revenue and recognized as revenue along with the fulfillment of performance obligations. Deferred revenue is primarily related to the advanced payment related to dealer subscription services and used car listings under leads generation services. Most of the beginning balance of deferred revenue of RMB801.58 million (US$109.82 million) was recognized as revenue for the year ended December 31, 2024, and the unrecognized part was immaterial.

The Company estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics and estimated the allowance for credit losses on receivables not sharing similar risk characteristic on an individual basis. The key factors considered when determining the allowances for credit losses include the historical loss experience and financial performance of the customers. An accounts receivable balance is written off after all collection effort has ceased.

Practical Expedients and Exemptions

The Company has elected to use the practical expedient to not disclose the remaining performance obligations for contracts that have durations of one year or less. Performance obligations to be recognized over a period in excess of one year are immaterial as of December 31, 2023 and 2024.

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

(q)
Advertising Expenditures

Advertising expenditures which amounted to RMB1,397.96 million, RMB1,429.06 million and RMB1,288.54 million (US$176.53 million) for the years ended December 31, 2022, 2023 and 2024, respectively, are expensed as incurred and are included in sales and marketing expenses.

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

(s)
Leases

The Company accounts for its leases under ASC 842, and elected to utilize the package of practical expedients at the time of adoption, which allows the Company to (1) not reassess whether any expired or existing contracts are or contain leases, (2) not reassess the lease classification of any expired or existing leases, and (3) not reassess initial direct costs for any existing leases. The Company also has elected to utilize the short-term lease recognition exemption and, for those leases that qualified, the Company did not recognize operating lease right-of-use (“ROU”) assets or operating lease liabilities.

The Company determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. The Company has operating leases for office buildings and data centers and has no finance leases as of December 31, 2023 and 2024. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

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

As of December 31, 2023 and 2024, the Company recognized the following items related to operating lease in its consolidated balance sheets.

	As of December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Operating lease ROU assets	199,305	98,921	13,552
Operating lease liabilities, current portion	106,953	73,610	10,085
Operating lease liabilities, non-current portion	89,187	23,103	3,165

Lease cost recognized in the Company’s consolidated statements of comprehensive income is summarized as follows:

		Year ended December 31,
		2022	2023	2024
	Classification	RMB	RMB	RMB	US$
		(in thousands)
Operating lease cost		128,081	119,484	114,311	15,661
	Cost of revenues	21,695	15,193	12,175	1,668
	Operating expenses	106,386	104,291	102,136	13,993
Cost of other leases with terms less than one year		87,603	91,815	91,446	12,528
	Cost of revenues	79,274	82,975	86,576	11,861
	Operating expenses	8,329	8,840	4,870	667

Maturities of operating lease liabilities as of December 31, 2024 are as follows:

	Amounts
	RMB	US$
	(in thousands)
2025	76,182	10,437
2026	23,218	3,181
2027	900	123
Total lease payments	100,300	13,741
Less imputed interest	(3,587)	(491)
Total	96,713	13,250

As of December 31, 2023 and 2024, the Company’s weighted-average remaining lease term was 1.92 and 1.17 years, and weighted-average discount rate was 5.75% and 4.83%, respectively.

As of December 31, 2023 and 2024, the Company does not have any significant operating or finance leases that have not yet commenced. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company leased office buildings and data centers from its related party, Ping An Company for a total amount of RMB151.78 million, RMB157.53 million and RMB160.02 million (US$21.92 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

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

(x)
Segment Reporting

In accordance with ASC 280, Segment Reporting, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Company is organized and managed as one segment based on the nature and financial effects of the business activities.

The CODM assesses performance for the Company and decides how to allocate resources by using information of consolidated results of operations. The significant segment expenses provided to the CODM are consistent with those reported on the consolidated statements of comprehensive income and include cost of revenues, sales and marketing expenses, general and administrative expenses, product development expenses and income taxes. The CODM uses consolidated net income to evaluate return on assets and to monitor budget versus actual results. The competitive analysis and the monitoring of budgeted versus actual results are used in assessing the segment’s performance.

The CODM regularly review consolidated balance sheets for information of assets and liabilities. Therefore, the measure of segment assets is reported on the balance sheet as total consolidated assets.

The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets and revenue are substantially located in and derived from mainland China, no geographical segments are presented.

(y)
Employee Benefits

The full-time employees of the Company’s mainland China subsidiaries, the VIEs and VIEs’ subsidiaries are entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant mainland China regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total expenses for the employee benefits plans were RMB432.06 million, RMB435.45 million and RMB438.25 million (US$60.04 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

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

(aa)
Other operating income, net

Value Added Tax (“VAT”) refunds are presented as a component of other operating income, net. For Beijing Prbrownies Software Co., Ltd. (“Beijing Prbrownies”) and Tianjin Autohome Software Co., Ltd. (“Tianjin Autohome”), they are subject to 13% VAT for the dealer subscription services and other services, which were sold in the form of software products. Beijing Prbrownies and Tianjin Autohome are entitled to an immediate 10% VAT refund, which is a refund in excess of 3% VAT on the total VAT payable, after their registration of software products with relevant authorities and obtaining a refund approval from the local tax bureau. For the years ended December 31, 2022, 2023 and 2024, RMB223.93 million, RMB233.92 million and RMB219.79 million (US$30.11 million) of VAT refunds were recorded as other operating income, net.

Other operating income, net also includes government grants, which primarily represent subsidies and tax refunds for operating a business in certain jurisdictions and fulfilment of specified tax payment obligations. These grants are not subject to any specific requirements and are recorded when received. For the years ended December 31, 2022, 2023 and 2024, RMB56.41 million, RMB27.18 million and RMB71.77 million (US$9.83 million) of government grants were recorded as other operating income, net.

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

(dd)
Mezzanine Equity

The Company’s acquired subsidiary had issued preferred shares to the Company and other shareholders (Note 19), which could be converted into ordinary shares or redeemed by such shareholders. Therefore, these preferred shares were accounted for as convertible redeemable noncontrolling interests in the consolidated balance sheets.

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

(ee)
Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segments Disclosures.” This standard provides guidance on incremental disclosures related to a public entity’s reportable segments but does not change the definition of a segment, the method for determining segments, or the criteria for aggregating operating segments into reportable segments. The FASB issued the new guidance primarily to improve the disclosures about a public entity’s reportable segments and provide financial statement users with more disaggregated information about a public entity’s reportable segment’s expenses. The Company adopted the new accounting standard in 2024. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements related disclosures.

Recently issued accounting pronouncements, not yet adopted

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

In November 2024, FASB issued ASU 2024-03, “Reporting Comprehensive Income—Expense Disaggregation Disclosures”. ASU 2024-03 requires the public entities to provide more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). The standard is effective for fiscal years beginning after December 15, 2026 and interim periods in fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either: (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the timing of the adoption and the impact of adopting the update standard on its consolidated financial statements and related disclosures.

(ff)
Concentration of Risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and other receivables, and amounts due from related parties. As of December 31, 2023, and 2024, cash and cash equivalents, restricted cash and short-term investments altogether amounting to RMB23,680.50 million and RMB23,409.10 million (US$3,207.03 million), respectively, were deposited with various major reputable financial institutions located in mainland China and international financial institutions outside of mainland China. Management believes that these financial institutions are of high credit quality and continually monitors the creditworthiness of these financial institutions. The Company’s total cash and cash equivalents, restricted cash, and short-term investments held at top three financial institutions in mainland China, representing 22.2%, 17.0% and 13.9% of the Company’s total cash and cash equivalents, restricted cash, and short-term investments as of December 31, 2024, respectively. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In the event of bankruptcy of one of the banks which holds the Company’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on mainland China laws. The Company continues to monitor the financial strength of these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers, which are exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring process of outstanding balances. The Company maintains reserves for allowance of credit losses and these allowances have generally been within expectations. There was one and nil customer that individually represented greater than 10% of the total accounts receivable as of December 31, 2023 and 2024.

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

There was no customer that individually represented greater than 10% of the total net revenues for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Foreign Currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, short-term investments, and dividend payable denominated in the U.S. dollars. There was depreciation of 7.6%, depreciation of 2.9%, and depreciation of 2.7% of the RMB against the U.S. dollars for the years ended December 31, 2022, 2023 and 2024, respectively. Any significant appreciation or depreciation of the RMB may materially and adversely affect the Company’s earnings and financial position, and the value of, and any dividends payable on, the Company’s ADSs in U.S. dollars. For example, to the extent that the Company need to convert U.S. dollars it received from its initial public offering into RMB to pay its operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount it would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company’s earnings, which in turn could adversely affect the price of ADSs.

3.
FAIR VALUE MEASUREMENT

Assets measured at fair value on a recurring basis or disclosed at fair value

	Fair Value Measurement or Disclosure at December 31, 2024 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2024
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cash equivalents
Time deposits	—	7,188	—	7,188	985
Short-term investments
Time deposits	—	15,196,867	—	15,196,867	2,081,962
Adjustable-rate financial products	—	6,471,968	—	6,471,968	886,656
Equity investments with readily determinable fair value	5,479	—	—	5,479	751
	5,479	21,676,023	—	21,681,502	2,970,354

	Fair Value Measurement or Disclosure at December 31, 2023 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2023
	RMB	RMB	RMB	RMB
	(in thousands)
Cash equivalents
Time deposits	—	100,000	—	100,000
Short-term investments
Time deposits	—	16,005,923	—	16,005,923
Adjustable-rate financial products	—	2,540,702	—	2,540,702
Equity investments with readily determinable fair value	5,729	—	—	5,729
	5,729	18,646,625	—	18,652,354

Other financial instruments

Financial assets other than disclosed above, including accounts receivable, amounts due from related parties, prepaid expenses and other current assets excluding prepayments and staff advances, and other non-current assets excluding operating lease right-of-use assets, are not measured at fair value in the consolidated balance sheets, and the carrying values excluding other non-current assets approximated fair value due to their short-term maturity. Financial liabilities, including accrued expense and other payables, and amounts due to related parties, are also not measured at fair value in the consolidated balance sheets, and the carrying values approximated fair value due to their short-term maturity.

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

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for credit losses consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Accounts receivable (Note)	1,633,511	1,555,668	213,126
Allowance for credit losses	(161,022)	(196,819)	(26,964)
	1,472,489	1,358,849	186,162

Note: It contains notes receivables of RMB263.84 million, RMB43.56 million (US$5.97 million) for the years ended December 31, 2023 and 2024, respectively.

The movements in the allowance for credit losses were as follows:

		Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Beginning balance	177,563	185,755	161,022	22,061
Additions charged to current expected credit loss	20,602	20,557	40,059	5,488
Reversal	(12,303)	(42,660)	(4,262)	(585)
Write off	(107)	(2,630)	—	—
Ending balance	185,755	161,022	196,819	26,964

5.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Tax prepayments	281,662	261,943	35,886
Prepaid expenses	23,633	16,882	2,313
Rental and other deposits	13,843	12,801	1,754
Receivables from third-party payment platform	29,430	31,720	4,346
Other receivables	11,991	13,595	1,862
	360,559	336,941	46,161

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

Mainland China

Autohome WFOE, Chezhiying WFOE, Beijing Autohome Technologies Co., Ltd. (“Beijing Autohome Technologies”), Beijing Prbrownies, Hainan Chezhiyitong Information Technology Co., Ltd. (“Hainan Chezhiyitong”) and Tianjin Autohome are recognized as “High-New Technology Enterprise” (“HNTE”) and are eligible for a 15% preferential tax rate until 2024, 2026, 2026, 2026, 2025 and 2025, respectively, upon the completion of their filings with the relevant tax authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in China.

Chezhiying WFOE, Hainan Chezhiyitong and Tianjin Autohome are recognized as software enterprise (“SE”) and could be exempt from income tax for the tax years of 2019 and 2020 and enjoyed a 50% reduction in the statutory income tax rate of 25% for the tax years from 2021 to 2023. Chezhiying WFOE and Hainan Chezhiyitong enjoyed a 50% reduction in the statutory income tax rate of 25% for the tax years from 2021 to 2023. Beijing Prbrownies, and Tianjin Autohome were accredited as key software enterprise (“KSE”) under the relevant mainland China laws and regulations as well in the tax filing from 2021 to 2023, which tax rate will continue to apply for so long as it maintains its KSE status during each relevant tax year. Beijing Prbrownies enjoyed a more preferential enterprise tax rate of 10% for the tax years from 2021 to 2023. Tianjin Autohome has enjoyed a tax exemption for the tax years from 2021 to 2023.

Except for the above-mentioned entities, the Company’s remaining mainland China subsidiaries and all the VIEs were subject to EIT at a rate of 25% for 2022, 2023 and 2024.

The management subsequently assessed and concluded that uncertain preferential tax rates for certain subsidiaries were able to be realized in the year of 2024 and a reversal of RMB189.21 million (US$25.92 million) was recorded in the year of 2024, composed of current income tax expense of RMB162.99 million (US$22.33 million) and deferred income tax benefit of RMB26.22 million (US$3.59 million). A reversal of RMB207.67 million and RMB156.45 million was also recorded in the year of 2022 and 2023, which composed of current income tax expense of RMB196.54 million and deferred income tax expense of RMB11.13 million, and current income tax expense of RMB180.15 million and deferred income tax benefit of RMB23.70 million, respectively.

The basic earnings per share effects related to the preferential tax rate were RMB0.54, RMB0.56 and RMB0.47 (US$0.06) after considering the effects of the Share Subdivision as detailed in Note 2(a) for the years ended December 31, 2022, 2023 and 2024, respectively.

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

The Company had minimal operations in jurisdictions other than the mainland China. Income before income tax expense consists of:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Mainland China	1,724,835	1,813,055	1,604,428	219,806
Non-mainland China	38,011	184,509	81,880	11,217
	1,762,846	1,997,564	1,686,308	231,023

The income tax (benefit)/expense is comprised of:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Current	86,560	122,118	105,484	14,451
Deferred	(148,340)	(49,963)	(42,525)	(5,826)
	(61,780)	72,155	62,959	8,625

The reconciliation of income tax (benefit)/expense for the years ended December 31, 2022, 2023 and 2024 is as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Income before income tax expense	1,762,846	1,997,564	1,686,308	231,023
Income tax expense computed at Mainland China statutory tax rates (25%)	440,713	499,391	421,577	57,756
Non-deductible expenses	60,268	44,435	46,990	6,438
Research and development expenses super-deduction	(234,179)	(220,773)	(196,888)	(26,974)
Change in valuation allowances	21,338	(3,674)	(18,841)	(2,581)
Outside basis difference	(5,652)	5,327	3,869	530
Effect of international tax rate difference	(16,835)	(45,900)	(32,279)	(4,422)
Effect of preferential tax rate	(267,490)	(276,110)	(227,237)	(31,131)
Effect of withholding tax on dividend	(1,667)	99,122	99,519	13,634
Other adjustments (Note)	(58,276)	(29,663)	(33,751)	(4,625)
Income tax (benefit)/expense	(61,780)	72,155	62,959	8,625

Note: This amount mainly represents tax adjustments relating to share-based compensation exercised in 2021,2022 and 2023, which can be recognized in calculating income tax expense when realized at the completion of the Company’s tax returns, in 2022,2023 and 2024, respectively.

Deferred tax

The significant components of deferred taxes are as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Deferred tax assets
Allowance for credit losses	31,586	38,829	5,320
Accrued staff cost and expenses	108,733	46,729	6,402
Deferred revenue	12,525	9,841	1,348
Tax losses	446,091	412,192	56,470
VAT refund	8,308	1,957	268
Less: Valuation allowances	(311,645)	(201,302)	(27,578)
Total deferred tax assets	295,598	308,246	42,230

Deferred tax liabilities
Identifiable intangible assets arising from acquisition	30,239	19,128	2,621
Intangible assets and internally-developed software	12,721	11,280	1,545
Outside basis difference and others	433,801	437,670	59,960
Withholding income tax	21,194	—	—
Total deferred tax liabilities	497,955	468,078	64,126

In assessing the realizability of deferred tax assets, the Company has considered whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company records a valuation allowance to reduce deferred tax assets to a net amount that management believes is more-likely-than-not of being realizable based on the weight of all available evidence. The Company recorded valuation allowances against the deferred tax assets of mainland China subsidiaries, the VIEs and VIEs’ subsidiaries as of December 31, 2023 and 2024, respectively, due to the cumulative tax loss positions and insufficient forecasted future taxable income.

As of December 31, 2024, the Company had net operating losses of approximately RMB2,153.65 million (US$295.05 million), which can be carried forward to offset taxable income. The accumulated tax losses of subsidiaries in Mainland China were RMB2,120.56 million (US$290.52 million) as of December 31, 2024, which will expire, if unused, in the years ending December 31, 2025 through 2034.

Valuation allowance is provided against deferred tax assets when the Company determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. Movement of valuation allowance is as follow:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Valuation allowance
Balance at beginning of the year	(452,670)	(420,566)	(311,645)	(42,695)
Additions	(48,944)	(26,623)	(34,672)	(4,750)
Reversal and write off (Note)	81,048	135,544	145,015	19,867
Balance at ending of the year	(420,566)	(311,645)	(201,302)	(27,578)

Note: It mainly represents valuation allowances written off due to the expiration of unused tax losses.

Withholding income tax arising from undistributed earnings

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIEs”) to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China. As of December 31, 2024, the Company’s Hong Kong subsidiary, Autohome Media was identified as qualified subsidiary, and dividends are subject to a withholding tax rate of 5%.

On November 4, 2019, the Company's Board of Directors approved an annual cash dividend policy. Under the policy, starting from 2020, the Company will declare and distribute a recurring cash dividend at an amount equivalent to approximately 20% of the Company's net income in the previous fiscal year. On February 16, 2023, the Company’s Board of Directors approved an amendment to change the annual cash dividend to a fixed amount of at least RMB500.0 million between 2022 and 2026. On December 12, 2023, the Company's Board of Directors also approved an amendment to its dividend policy, pursuant to which the total yearly cash dividend is expected to be no less than RMB1.5 billion from 2024 to 2026, with the exact amount to be determined by the board based on the then financial performance, cash position, and applicable foreign exchange laws and regulations in China, among other factors. In 2022, 2023 and 2024, the Company accrued RMB26.92 million, RMB99.12 million and RMB99.52 million(US$13.63 million) of withholding income tax associated with the expected cash dividend payment, respectively.

As of December 31, 2023 and 2024, the total amount of undistributed earnings from the Company’s mainland China subsidiaries, the VIEs and VIEs’ subsidiaries that considered to be permanently reinvested was RMB15,770.89 million and RMB15,491.54 million (US$2,122.33 million), respectively. As of December 31, 2023 and 2024, determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical.

7.
PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
At cost:
Electronic equipment	721,976	757,326	103,754
Software	516,039	559,914	76,708
Leasehold improvements	87,817	43,562	5,968
Motor vehicles	8,702	6,956	953
Office equipment	2,401	2,492	341
	1,336,935	1,370,250	187,724
Less: Accumulated depreciation	(1,136,075)	(1,166,201)	(159,769)
	200,860	204,049	27,955

Depreciation expense was RMB226.09 million, RMB167.78 million and RMB123.65 million (US$16.94 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

8.
INTANGIBLE ASSETS, NET

The following tables present the Company’s intangible assets with definite lives as of the respective balance sheet dates:

	December 31, 2024
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB	US$
	(in thousands)
Technologies	202,100	(161,680)	40,420	5,538
Trademarks	175,308	(111,138)	64,170	8,790
Database	73,500	(58,800)	14,700	2,014
Customer relationship	46,900	(38,640)	8,260	1,132
Licensing agreements	2,784	(2,770)	14	2
Domain names	3,050	(2,797)	253	35
	503,642	(375,825)	127,817	17,511

	December 31, 2023
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB
	(in thousands)
Technologies	202,100	(121,260)	80,840
Trademarks	175,308	(100,448)	74,860
Database	73,500	(44,100)	29,400
Customer relationship	46,900	(30,380)	16,520
Licensing agreements	3,045	(2,538)	507
Domain names	3,086	(3,065)	21
	503,939	(301,791)	202,148

The Company acquired TTP on December 31, 2020 and identified the intangible assets of technologies, trademarks, customer relationship and database. The intangible assets are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from approximately 2 to 15 years. Amortization expense was RMB79.10 million, RMB76.69 million and RMB74.34 million (US$10.18 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

The annual estimated amortization expenses for the acquired intangible assets for each of the next five years are as follows:

	2025	2026	2027	2028	2029
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Amortization expenses	74,146	10,738	10,733	10,729	10,729

9.
LONG-TERM INVESTMENTS

As of December 31, 2023 and 2024, the Company holds several equity investments through its subsidiaries or VIEs, all of which were accounted for under the equity method since the Company can exercise significant influence but does not own a majority equity interest in or control them.

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

The carrying amount of all of the equity method investments was RMB448.34 million and RMB339.25 million (US$46.48 million) as of December 31, 2023 and 2024, respectively. The Company excluded the summarized information for these equity method investees as they were insignificant either individually or on an aggregated basis for all the years presented.

The impairment associated with the equity method investments was immaterial during any of the years presented.

10. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Operating lease right-of-use assets	199,305	98,921	13,552
Others	1,623	29,153	3,994
	200,928	128,074	17,546

11.
ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables are as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Accrued expenses	1,591,299	1,633,122	223,737
Accrued rebates	461,722	378,390	51,839
Payroll and welfare payable	577,671	540,205	74,008
Payable for share repurchase	—	140,279	19,218
Operating lease liabilities - current portion	106,953	73,610	10,085
VAT and surcharges payable	54,800	53,704	7,357
Users’ and third parties’ deposits	43,487	45,942	6,294
Payable for purchase of fixed assets	39,795	27,763	3,804
Professional service fees	26,681	15,650	2,144
Deposit from customers	10,606	9,240	1,266
Payable for exercise of share-based awards	2,714	3,616	495
Others	16,499	10,348	1,420
	2,932,227	2,931,869	401,667

12.
RELATED PARTY TRANSACTIONS

Yun Chen became the Company’s controlling shareholder in June 2016 and Yun Chen is a subsidiary of Ping An. Therefore Ping An Group became the Company’s related party since then.

During the years ended December 31, 2022, 2023 and 2024, related party transactions were as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Services provided to Ping An Group (a)	226,539	134,378	305,958	41,916
Net revenues from related parties	226,539	134,378	305,958	41,916

Services provided by and assets purchased from Ping An Group (b)	191,751	191,413	209,820	28,745
Services provided by and assets purchased from other related parties	2,378	94	612	84
Services provided by related parties	194,129	191,507	210,432	28,829

Interest income from Ping An Group	143,848	202,304	215,253	29,490

As of December 31, 2023 and 2024, balances with related parties were as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Amounts due from related parties, current
Ping An Group (c)	16,439	63,957	8,762

Amounts due from related parties, non-current
Ping An Group (c)	16,048	3,521	482

Amounts included in “Cash and cash equivalents” (d)	1,665,092	158,589	21,727
Amounts included in “Short-term investments” (d)	3,933,713	4,935,177	676,116
Amounts included in “Restricted cash” (d)	130,770	91,809	12,578

Amounts due to related parties
Ping An Group (e)	24,558	38,235	5,238
Other related parties	14	15	2
	24,572	38,250	5,240

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

14.
COST OF REVENUES

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)

Operational costs	548,309	696,197	922,604	126,396
Content costs	359,404	396,502	246,348	33,750
Bandwidth and IDC costs	113,150	110,508	122,181	16,739
Tax surcharges	97,379	95,147	85,345	11,692
Depreciation & amortization expenses and others	116,931	113,527	106,742	14,623
	1,235,173	1,411,881	1,483,220	203,200

15.
ORDINARY SHARES

As of December 31, 2024, Autohome Inc. had 479,288,580 issued and outstanding ordinary shares after considering the effects of the Share Subdivision as detailed in Note 2(a).

On November 18, 2021, the Company announced a share repurchase program under which the Company may repurchase up to US$200 million of its ADSs over the next twelve months through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. On November 3, 2022, the Board of Directors authorized an extension of the term of the share repurchase program for another twelve months to November 17, 2023. The Company repurchased 6,726,883 ADSs (equal to 26,907,532 ordinary shares) from the open market with an aggregate purchase price of RMB1,384.14 million (US$200.00 million) till December 31, 2023. The repurchased shares have not been cancelled by the end of 2023 and are reflected as treasury stock. 2,000,000 ADSs of the treasury stock have been reserved for future issuance upon the exercise of share options and vesting of restricted shares during the year ended December 31, 2024, of which 1,062,928 ADSs had been reissued to employees and directors upon the exercise of share options and vesting of restricted shares.

On September 4, 2024, the Company announced a new share repurchase program under which the Company may repurchase up to US$200 million of its ADSs over the next twelve months through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The Company repurchased 1,860,800 ADSs (equal to 7,443,200 ordinary shares) from the open market with an aggregate purchase price of RMB363.34 million (US$50.62 million) under the new share repurchase program till December 31, 2024. The repurchased shares have not been cancelled by the end of 2024 and are reflected as treasury stock.

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

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The Company’s VIEs in mainland China are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. As of December 31, 2022, 2023 and 2024, the Company’s mainland China subsidiaries, the VIEs and VIEs’ subsidiaries had appropriated RMB93.59 million, RMB132.53 million and RMB132.59 million (US$18.16 million), respectively, of retained earnings for its statutory reserves.

As a result of these mainland China laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s mainland China subsidiaries, the VIEs and VIEs’ subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2023 and 2024, the amounts of net assets restricted including the paid-up capital, additional paid-in capital and the statutory reserve funds of the Company’s mainland China subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, were RMB5,073.21 million and RMB5,081.38 million (US$696.15 million), respectively.

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

17. EARNINGS PER SHARE/ADS

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Basic earnings per share:
Numerator:
Net income attributable to ordinary shareholders	1,807,176	1,880,087	1,619,562	221,879
Denominator:
Weighted average ordinary shares outstanding	499,160,564	489,952,172	484,945,912	484,945,912
Basic earnings per share	3.62	3.84	3.34	0.46
Diluted earnings per share:
Numerator:
Net income attributable to ordinary shareholders	1,807,176	1,880,087	1,619,562	221,879
Denominator:
Weighted average ordinary shares outstanding	499,160,564	489,952,172	484,945,912	484,945,912
Dilutive effect of share-based awards	506,228	1,300,288	1,606,812	1,606,812
Weighted average number of shares outstanding-diluted	499,666,792	491,252,460	486,552,724	486,552,724
Diluted earnings per share	3.62	3.83	3.33	0.46

Earnings per ADS
Net income per ADS – basic (RMB)	14.48	15.35	13.36	1.83
Net income per ADS – diluted (RMB)	14.47	15.31	13.31	1.82

The effects of 1,484,748, 1,181,760 and 1,266,595 stock options were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the years ended December 31, 2022, 2023 and 2024, respectively. The effects of 4,161,652, 2,051,810 and 2,158,471 restricted shares were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the years ended December 31, 2022, 2023 and 2024, respectively.

18.
SHARE-BASED COMPENSATION

In order to provide additional incentives to employees and to promote the success of the Company’s business, the Company adopted a share incentive plan in 2011 (the “2011 Plan”), a share incentive plan in 2013 (the “2013 Plan”), Amended and Restated 2016 Share Incentive Plan (the “2016 Plan”) and 2016 Share Incentive Plan II (the “2016 Plan II”) in 2016, collectively the “Plans”. The Company may grant share-based awards to its employees, directors and consultants to purchase an aggregate of no more than 31,372,400, 13,400,000, 19,560,000 and 12,000,000 ordinary shares (previously 7,843,100, 3,350,000, 4,890,000 and 3,000,000 ordinary shares, respectively before the Share Subdivision as detailed in Note 2(a) of the Company under the 2011 Plan, 2013 Plan, 2016 Plan and 2016 Plan II, respectively.) 2011 Plan, 2013 Plan, 2016 Plan and 2016 Plan II were approved by the Board of Directors in May 2011, November 2013, March 2017 and December 2016, respectively. The Plans are administered by the Board of Directors or any of its committees as set forth in the Plans. For share options and restricted shares with service condition or performance condition granted under the Plans, majority are subject to vesting schedules of approximately four years with 25% of the awards vesting each year and have a contractual term of ten years. As of December 31, 2024, 2011 Plan and 2013 Plan had expired.

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

Share options

The following table summarizes the Company’s employee share option activity under the share option plans:

	Number of options	Weighted average exercise price (USD)	Weighted average grant date fair value (USD)	Weighted average remaining contractual term	Aggregate intrinsic value (USD in thousands)
Outstanding, January 1, 2024	542,499	41.55	19.33	7.59	258
Granted	—	—	—		—
Exercised	(12,687)	22.83	13.92	2.42	71
Forfeited/Cancelled	(29,010)	49.61	28.92		—
Outstanding, December 31, 2024	500,802	41.56	17.65	6.73	46
Vested and expected to vest at December 31, 2024	493,422	41.71	17.77	6.72	46
Exercisable as of December 31, 2024	320,661	45.01	20.66	6.48	46

The aggregate intrinsic value in the table above is calculated as the difference between the exercise price of the underlying awards and US$25.95, the closing stock price of the Company’s ordinary shares on December 31, 2024. The weighted-average grant-date fair value of options granted during the years ended December 31, 2022 and 2023 was US$19.82 and US$16.89, respectively. There was no option granted during the year ended December 31, 2024. The total grant date fair value of options vested during the years ended December 31, 2022, 2023 and 2024 was RMB19.60 million, RMB15.09 million and RMB12.78 million (US$1.75 million), respectively. Total intrinsic value of options exercised during the years ended December 31, 2022, 2023 and 2024 was RMB0.47 million, RMB0.04 million and RMB0.52 million (US$0.07 million), respectively.

The aggregate fair value of the outstanding options at the grant dates were determined to be RMB64.51 million (US$8.84 million) and such amount shall be recognized as compensation expenses using the straight-line method for all employee share options granted with graded vesting. As of December 31, 2024, there was RMB8.81 million (US$1.21 million) of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 1.15 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

Restricted shares

Restricted shares activity for the year ended December 31, 2024 was as follows:

	Number of restricted shares	Weighted average grant date fair value (USD)
Outstanding, January 1, 2024	2,503,690	29.98
Granted	1,377,724	25.61
Vested	(820,733)	30.22
Forfeited/Cancelled	(492,740)	27.40
Outstanding, December 31, 2024	2,567,941	26.73
Expected to vest, December 31, 2024	1,972,358	26.77

The weighted average grant-date fair value of restricted shares granted during the years ended December 31, 2022, 2023 and 2024 was US$33.46, US$29.29 and US$25.61, respectively, which was derived from the fair value of the underlying ordinary shares. The total grant date fair value of restricted shares vested during the years ended December 31, 2022, 2023 and 2024 was RMB172.59 million, RMB171.57 million and RMB185.91 million (US$25.47 million). The aggregate fair value of the outstanding restricted shares at the grant dates were determined to be RMB500.94 million (US$68.63 million) and such amount shall be recognized as compensation expense using the straight-line method for all restricted shares granted with graded vesting. As of December 31, 2024, there was RMB283.05 million (US$38.78 million) of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested restricted shares which are expected to be recognized over a weighted-average period of 2.53 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

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

The Company calculated the estimated fair value of the share-based awards on the respective grant dates using the binomial option pricing model with the following assumptions:

	2022	2023	2024
Fair value of ordinary share	US$28.76-US$39.35	US$29.16-US$35.87	US$25.97-US$34.44
Risk-free interest rates	1.52%-3.91%	3.50%-4.72%	3.65%-4.41%
Expected exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Expected volatility	52%-54%	51%-54.19%	49%-50.38%
Expected dividend yield	1.00%	1.00%	1.00%
Weighted average fair value per option granted	US$3.83-US$21.32	US$4.12-US$18.91	US$3.21-US$18.32

Share-based compensation expenses relating to options and restricted shares granted to employees recognized for the years ended December 31, 2022, 2023 and 2024 is as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	8,608	7,982	8,135	1,114
Sales and marketing expenses	38,317	49,305	48,445	6,637
General and administrative expenses	53,209	51,860	51,112	7,002
Product development expenses	68,756	85,945	84,332	11,554
	168,890	195,092	192,024	26,307

19.
MEZZANINE EQUITY

	As of December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)

Balance as of January 1	1,605,639	1,758,933	240,972
Accretion of mezzanine equity	153,294	172,596	23,646
Balance as of December 31	1,758,933	1,931,529	264,618

The Company held 51.00% of TTP’s equity interest on as-converted basis. As of December 31, 2023 and 2024, TTP had issued 142,196,089 and 142,196,089 preferred shares, respectively, to certain shareholders (including 80,340,268 shares held by the Company and one of its subsidiaries and eliminated in consolidated financial statements), which could be converted into ordinary shares or redeemed by such shareholders. In January 2024, TTP received redemption notices from certain Series C and D preferred shareholders with redemption dates of February 2024. As Series D preferred shareholders are the Company and one of its subsidiaries, the related amount is eliminated in the consolidated financial statements. The amount in redemption notice from certain Series C preferred shareholder is US$20.59 million, which is currently outstanding. And according to the share purchase agreements, prior to such redemption and payment, the preferred shareholders shall continue to have all the preferred shareholders’ rights (including conversion rights) as they had before. Accordingly, the Company continues to account for these preferred shares in the legal form, as convertible redeemable noncontrolling interests and continues to present these preferred shares in mezzanine equity after the redemption notices.

20.
SUBSEQUENT EVENTS

Dividends

On November 6, 2024, the Board of Directors has approved a dividend of US$1.15 per ADS (or US$0.2875 per ordinary share) for fiscal year 2024, which was paid in March, 2025.

Potential change in controlling shareholder

On February 20,2025, Yun Chen, the controlling shareholder of the Company, entered into a share sale and purchase agreement (the “Share Sale and Purchase Agreement”) with CARTECH HOLDING COMPANY, a subsidiary of Haier Group Corporation (the “Purchaser”). Pursuant to the Share Sale and Purchase Agreement, Yun Chen has agreed to sell, and the Purchaser has agreed to acquire, 200,884,012 ordinary shares of the Company, representing 41.91% of the issued and outstanding ordinary shares of the Company as of December 31, 2024, at a consideration of approximately US$1.8 billion (the “Share Transfer”).

The Share Transfer shall be completed upon satisfaction of the conditions precedent set out in the Share Sale and Purchase Agreement, including, without limitation, obtaining the necessary regulatory approvals. Upon the completion of the Share Transfer, Yun Chen will hold 23,916,500 ordinary shares of the Company, and Yun Chen will cease to be the controlling shareholder of the Company.