Form 20-F
period 2025-12-31
Autohome Inc.
filed 2026-04-15
CIK 1527636

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Chi Liu

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 463,038,708 ordinary shares (excluding 46,348,892 treasury shares and ordinary shares that had been issued and reserved for the purpose of our share incentive plans as of December 31, 2025), par value US$0.0025 per share, were outstanding as of December 31, 2025.

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
•
“CARTECH” are to CARTECH HOLDING COMPANY, a subsidiary of Haier Group Corporation;
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
•
“CSRC” are to the China Securities Regulatory Commission;
•
“ESG report” are to our 2025 ESG report, which is accessible via hyperlink in our press release furnished to the SEC as Exhibit 99.1 to our Form 6-K (File No. 001-36222) on April 8, 2026, and it is not incorporated by reference into this annual report;
•
“Haier Group” are to Haier Group Corporation;
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
•
“VIEs” and “VIE Entities” are to the variable interest entities, primarily including (i) Beijing Autohome Information Technology Co., Ltd., or Autohome Information, (ii) Beijing Shengtuo Hongyuan Information Technology Co., Ltd., or Shengtuo Hongyuan, and (iii) Shanghai Jinyou Auto Technology Co., Ltd., or Shanghai Jinyou;
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

Substantially all of our operations are conducted in mainland China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB and Hong Kong dollars to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9931 to US$1.00 and HK$7.7833 to US$1.00, the respective exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2025. We make no representation that any RMB, Hong Kong dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars, RMB or Hong Kong dollars, as the case may be, at any particular rate, or at all. The mainland China government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding.

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

ITEM 3 KEY INFORMATION

Our Holding Company Structure and VIE Contractual Arrangements

Autohome Inc. is not an operating company but a Cayman Islands holding company with operations primarily conducted through (i) its mainland China subsidiaries and (ii) the VIEs with which its WFOEs have maintained contractual arrangements in order to comply with the PRC laws and regulations, which place certain restrictions on foreign ownership of companies that provide internet content services in mainland China. Accordingly, these businesses are operated in mainland China through our subsidiaries and the VIEs, and we rely on contractual arrangements among our WFOEs, the VIEs and their shareholders to obtain the financial interest of VIEs. The VIEs are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIEs accounted for 13.5%, 11.5% and 10.3% of our total net revenues for the fiscal years 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our,” “our company” or “the Company” refer to Autohome Inc., its predecessors, subsidiaries and, only in the context of describing our operations and consolidated financial information, the VIEs in mainland China. Autohome Inc. has no equity ownership in the consolidated VIEs. Therefore, investors investing in its ordinary shares or ADSs are not holding equity interest in the VIEs in mainland China but instead are holding equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including power of attorney, equity interest pledge agreements, exclusive technology consulting and service agreements, equity option agreements and loan agreements, have been entered into by and among our WFOEs, the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, Autohome Inc. becomes the primary beneficiary of the VIEs and their subsidiaries for accounting purposes and treats each of them as a mainland China consolidated entity under U.S. GAAP. For more details of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B.

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
100%
Autohome (Hong Kong) Limited
(Hong Kong)
34.33%
100%
100%
100%
Autohome Media Limited
(Hong Kong)
AUTO PAI LTD (BVI)
TTP CAR (HK) LIMITED
(Hong Kong)
Autohome Link Hong Kong Limited
(Hong Kong)
100%
100%
Outside Mainland China
100%
Inside Mainland China
100%
Autohome Shanghai Advertising Co., Ltd.
Shanghai Chezhitong Information Technology Co., Ltd.
Chezhiying WFOE
100%
Beijing Prbrownies Software Co., Ltd.
100%
100%
Beijing Autohome Advertising Co., Ltd.
Two Individuals(3)
100%
100%
Beijing Autohome Technologies Co., Ltd.
TTP WFOE
Shengtuo Hongyuan
100%
Guangzhou Chezhihuitong Advertising Co., Ltd.
Two Individuals(2)
100%
100%
Hainan Chezhiyitong Information Technology Co., Ltd.
Shanghai Jinyou
100%
100%
Tianjin Autohome Software Co., Ltd.
Autohome WFOE
100%
Autohome Zhejiang Advertising Co., Ltd.
100%
Beijing Chezhihui Information Technology Co., Ltd.
Two Individuals(1)
100%
100%
Hubei Chezhihui Media Co., Ltd.
Autohome Information
100%
Shanghai Tianhe
Contractual arrangements
Equity interest

Notes:

(1)
The two individuals are Shenglei Zhou and Xing Fang, each a PRC citizen. Each of Shenglei Zhou and Xing Fang holds 50% of the equity interests in Autohome Information. Each of Shenglei Zhou and Xing Fang is our director.
(2)
The two individuals are Weiwei Wang and Wenqin Cheng, each a PRC citizen. Weiwei Wang holds 99.5% of the equity interests in Shanghai Jinyou and Wenqin Cheng holds 0.5% of the equity interests in Shanghai Jinyou. Weiwei Wang is the founder of TTP Car Inc. Wenqin Cheng is an employee of TTP Car Inc.
(3)
The two individuals are Shenglei Zhou and Xing Fang, each a PRC citizen. Each of Shenglei Zhou and Xing Fang holds 50% of the equity interests in Shengtuo Hongyuan. Each of Shenglei Zhou and Xing Fang is our director.

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

If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we may face significant adverse consequences to our business operations and corporate structure. Our holding company, our China subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Also, in connection with issuance of securities to foreign investors, the PRC government has indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, issued Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. Following that, the CSRC issued supporting guideline No.6 promulgated and effective on May 16, 2023 and supporting guideline No.7 promulgated and effective on May 7, 2024. Pursuant to the Overseas Listing Trial Measures, mainland China domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, must file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. The Overseas Listing Trial Measures also provides that a mainland China domestic company must file with the CSRC within three business days after completion of its follow-on offering of securities or is involved in other circumstances that require filing with the CSRC. In addition, pursuant to the Overseas Listing Trial Measures, if a mainland China domestic company undergoes a change in control after the completion of its offshore offering and listing, it must report the relevant details to the CSRC within three business days from the date of occurrence and public disclosure of such change. If the company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, it may be subject to administrative penalties. We may be subject to the filing requirements for our future offshore offerings or refinancing activities, if any, under the Overseas Listing Trial Measures.

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

If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Autohome Inc. In addition, our mainland China subsidiaries are permitted to pay dividends to Autohome Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our mainland China subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends and can only be used for specific purposes. Under the laws and regulations of mainland China, our mainland China subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-invested enterprise out of mainland China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our mainland China subsidiaries and the net assets of the VIEs in which we have no legal ownership. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely to a significant extent on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our mainland China subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.” In the years ended December 31, 2023, 2024 and 2025, our mainland China subsidiaries paid to Autohome Inc. and its offshore subsidiaries a total of RMB2,000.0 million, RMB400.0 million and RMB3,000.0 million (US$429.0 million), respectively, in the form of dividends.

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

Autohome Inc. has in place a regular dividend policy. For the fiscal years of 2023, 2024 and 2025, we paid cash dividends in the total amounts of US$69.2 million, US$202.9 million and RMB1,481.2 million (US$211.8 million), respectively, to our shareholders, pursuant to our dividend policy. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the United States federal income tax consequences of the dividends we make, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Dividends.” For mainland China, Hong Kong and United States federal income tax considerations of an investment in our ADSs and/or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

The cash transfer within the Company was summarized as below:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Cash flows from intercompany borrowings and loans among the entities
Amounts from parent to offshore subsidiaries(1)	1,392,807	2,471,404	6,553,177	937,092
Amounts from offshore subsidiaries to parent(1)	1,142,809	3,310,085	6,956,145	994,716
Amounts from VIEs to onshore subsidiaries(2)	1,087,092	1,280,603	1,497,286	214,109
Amounts from onshore subsidiaries to VIEs(2)	1,115,463	1,375,541	1,418,187	202,798
Cash flows from dividend payment among the entities
Dividend paid by WFOEs and onshore subsidiaries to offshore subsidiaries	2,000,000	400,000	3,000,000	428,994
Dividend paid by offshore subsidiaries to parent company	486,084	1,441,689	2,400,115	343,212
Cash flows from services transaction among the entities
Cash paid by WFOEs and onshore subsidiaries to the VIEs(3)	137,647	124,012	109,611	15,674
Cash paid by VIEs to onshore subsidiaries and WFOEs(4)	577,177	518,285	418,721	59,876

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

In the years ended December 31, 2023, 2024 and 2025, no assets other than cash were transferred through our organization.

A.
[Reserved]

Financial Information Related to the VIEs

The following table presents the condensed consolidating schedule of financial position for the VIEs and other entities as of the dates presented.

Selected Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2025
	Parent Only	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net revenues:
-Third-party revenues	—	5,764,116	25,097	662,817	—	6,452,030
-Inter-company revenues (1)	—	42,713	594,154	103,447	(740,314)	—
Total Revenue	—	5,806,829	619,251	766,264	(740,314)	6,452,030
Total Cost and expense	(22,719)	(5,146,539)	(576,831)	(878,482)	740,314	(5,884,257)
Share of income of subsidiaries and VIEs(2):
-Share of income of subsidiaries	1,432,066	(17,292)	—	—	(1,414,774)	—
-Loss of the VIEs	—	—	(37,019)	—	37,019	—
Others, Income/(loss)	33,679	889,762	(26,961)	67,614	—	964,094
Income before income taxes	1,443,026	1,532,760	(21,560)	(44,604)	(1,377,755)	1,531,867
Income tax (expense)/ benefit	(196)	(153,402)	4,268	7,585	—	(141,745)
Net income/(loss)	1,442,830	1,379,358	(17,292)	(37,019)	(1,377,755)	1,390,122
Net loss/(income) attributable to noncontrolling interests	—	52,708	—	—	—	52,708
Net income/(loss) attributable to Autohome Inc.	1,442,830	1,432,066	(17,292)	(37,019)	(1,377,755)	1,442,830

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

	For the Year Ended December 31, 2023
	Parent Only	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net revenues:
-Third-party revenues	—	6,028,836	186,430	968,869	—	7,184,135
-Inter-company revenues(1)	—	68,845	746,379	179,587	(994,811)	—
Total Revenue	—	6,097,681	932,809	1,148,456	(994,811)	7,184,135
Total Cost and expense	(29,920)	(5,171,591)	(818,601)	(1,285,510)	994,811	(6,310,811)
Share of income of subsidiaries and VIEs(2):
-Share of income of subsidiaries	1,922,857	52,322	(2,844)	—	(1,972,335)	—
-Loss of the VIEs	—	—	(112,791)	—	112,791	—
Others, Income/(loss)	42,373	1,030,830	43,388	7,649	—	1,124,240
Income before income taxes	1,935,310	2,009,242	41,961	(129,405)	(1,859,544)	1,997,564
Income tax (expense)/benefit	—	(96,286)	7,517	16,614	—	(72,155)
Net income/(loss)	1,935,310	1,912,956	49,478	(112,791)	(1,859,544)	1,925,409
Net loss/(income) attributable to noncontrolling interests	—	9,901	—	—	—	9,901
Net income/(loss) attributable to Autohome Inc.	1,935,310	1,922,857	49,478	(112,791)	(1,859,544)	1,935,310

Notes:

(1)
It represents the elimination of the intercompany service charge at the consolidation level.
(2)
It represents the elimination of incurrence of income/(loss) by parent company and its subsidiaries for, or the receipt of economic benefits by parent company and its subsidiaries from, their respective subsidiaries and the VIEs.

Selected Condensed Consolidating Balance Sheets Information

	As of December 31, 2025
	Parent Only	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash and cash equivalents, restricted cash and short- term investments	1,292,270	16,694,401	1,056,778	270,101	—	19,313,550
Amounts due from Group companies	2,232,152	178,464	997,932	178,792	(3,587,340)	—
Other current assets	6,880	1,748,102	22,318	96,379	—	1,873,679
Total current assets	3,531,302	18,620,967	2,077,028	545,272	(3,587,340)	21,187,229
Investment in subsidiaries and VIEs
-Investment in subsidiaries(1)	20,530,766	3,311,115	—	—	(23,841,881)	—
-Contractual interests in the VIEs(1)	—	—	1,420,761	—	(1,420,761)	—
Other non-current assets	—	4,965,433	549,604	1,606,258	—	7,121,295
Total non-current assets	20,530,766	8,276,548	1,970,365	1,606,258	(25,262,642)	7,121,295
Total assets	24,062,068	26,897,515	4,047,393	2,151,530	(28,849,982)	28,308,524
Accrued expenses and other payables	42,587	1,749,827	192,827	220,994	—	2,206,235
Dividends payable	976,382	—	—	—	—	976,382
Advance from customers	—	38,084	193	59,806	—	98,083
Deferred revenue	—	108,409	—	62,427	—	170,836
Income tax payable	—	74,100	5,075	2,825	—	82,000
Amounts due to Group companies	1,771	3,115,208	94,627	375,734	(3,587,340)	—
Total current liabilities	1,020,740	5,085,628	292,722	721,786	(3,587,340)	3,533,536
Total non-current liabilities	—	27,271	443,556	8,983	—	479,810
Total liabilities	1,020,740	5,112,899	736,278	730,769	(3,587,340)	4,013,346
Mezzanine equity	—	2,121,191	—	—	—	2,121,191
Total Autohome Inc. shareholders’ equity	23,041,328	20,530,766	3,311,115	1,420,761	(25,262,642)	23,041,328
Noncontrolling interests	—	(867,341)	—	—	—	(867,341)
Total shareholders’ equity	23,041,328	19,663,425	3,311,115	1,420,761	(25,262,642)	22,173,987
Total liabilities, mezzanine equity and equity	24,062,068	26,897,515	4,047,393	2,151,530	(28,849,982)	28,308,524

Note:

(1)
It represents the elimination of the equity investment in subsidiaries and contractual interests in the VIEs by parent company, other subsidiaries, and primary beneficiary of VIEs.

	As of December 31, 2024
	Parent Only	Other Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash and cash equivalents, restricted cash and short- term investments	1,040,115	20,460,665	1,538,103	365,221	—	23,404,104
Amounts due from Group companies	2,681,092	144,246	856,690	112,965	(3,794,993)	—
Other current assets	4,820	1,643,233	12,674	99,020	—	1,759,747
Total current assets	3,726,027	22,248,144	2,407,467	577,206	(3,794,993)	25,163,851
Investment in subsidiaries and VIEs
-Investment in subsidiaries(1)	21,370,675	3,322,635	—	—	(24,693,310)	—
-Contractual interests in the VIEs(1)	—	—	1,496,005	—	(1,496,005)	—
Other non-current assets	—	3,202,390	160,033	1,695,351	—	5,057,774
Total non-current assets	21,370,675	6,525,025	1,656,038	1,695,351	(26,189,315)	5,057,774
Total assets	25,096,702	28,773,169	4,063,505	2,272,557	(29,984,308)	30,221,625
Accrued expenses and other payables	152,148	2,331,929	242,945	243,097	—	2,970,119
Dividends payable	990,529	—	—	—	—	990,529
Advance from customers	—	45,000	239	61,037	—	106,276
Deferred revenue	—	245,396	—	31,498	—	276,894
Income tax payable	13	178,052	5,088	2,823	—	185,976
Amounts due to Group companies	2,275	3,332,065	45,217	415,436	(3,794,993)	—
Total current liabilities	1,144,965	6,132,442	293,489	753,891	(3,794,993)	4,529,794
Total non-current liabilities	—	21,139	447,381	22,661	—	491,181
Total liabilities	1,144,965	6,153,581	740,870	776,552	(3,794,993)	5,020,975
Mezzanine equity	—	1,931,529	—	—	—	1,931,529
Total Autohome Inc. shareholders’ equity	23,951,737	21,370,675	3,322,635	1,496,005	(26,189,315)	23,951,737
Noncontrolling interests	—	(682,616)	—	—	—	(682,616)
Total shareholders’ equity	23,951,737	20,688,059	3,322,635	1,496,005	(26,189,315)	23,269,121
Total liabilities, mezzanine equity and equity	25,096,702	28,773,169	4,063,505	2,272,557	(29,984,308)	30,221,625

Note:

(1)
It represents the elimination of the equity investment in subsidiaries and contractual interests in the VIEs by parent company, other subsidiaries, and primary beneficiary of VIEs.

Selected Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2025
	Parent Only	Other Equity Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash provided by/(used in) operating activities	2,407,020	811,833	79,253	(18,752)	(2,389,892)	889,462
Net cash (used in)/provided by investing activities	(23,179)	(1,823,639)	(2,779,247)	(1,497,683)	8,275,595	2,151,847
Net cash (used in)/provided by financing activities	(2,533,204)	1,652,563	2,811,826	1,421,314	(5,885,703)	(2,533,204)

	For the Year Ended December 31, 2024
	Parent Only	Other Equity Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash provided by/(used in) operating activities	1,466,059	1,368,552	71,653	(93,440)	(1,439,689)	1,373,135
Net cash provided by/(used in) investing activities	551,858	(6,199,796)	(2,940,061)	(1,286,652)	6,822,984	(3,051,667)
Net cash (used in)/provided by financing activities	(1,701,763)	1,502,708	2,503,046	1,377,541	(5,383,295)	(1,701,763)

	For the Year Ended December 31, 2023
	Parent Only	Other Equity Subsidiaries	Primary Beneficiary of VIEs	VIEs and VIEs’ subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Net cash provided by/(used in) operating activities	514,237	3,305,802	(907,108)	24,582	(486,084)	2,451,429
Net cash provided by/(used in) investing activities	664,852	(5,752,493)	(2,296,960)	(1,092,190)	9,477,140	1,000,349
Net cash (used in)/provided by financing activities	(1,124,493)	4,484,833	3,390,760	1,115,463	(8,991,056)	(1,124,493)

B.
Capitalization and Indebtedness

Not applicable.

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

Summary of Risk Factors

An investment in our ADSs or ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. All the legal and operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

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
•
Our increasing reliance on artificial intelligence (AI) and machine learning technologies exposes us to operational, reputation, and regulatory risks.
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

Risks Related to Our Corporate Structure

•
We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in mainland China primarily through our subsidiaries and VIEs, with which we have maintained contractual arrangements. Investors in our ordinary shares and ADSs thus are not holding equity interest in the VIEs in mainland China but instead are holding equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we may face significant adverse consequences to our business operations and corporate structure. Our holding company, VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. As a result, the mainland China regulatory authorities could disallow the variable interest entities structure, which would likely result in a material adverse change in our operations, and our ordinary shares or our ADSs may decline significantly in value.
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
•
We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2025, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.
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

We rely on mainland China’s automotive industry for substantially all of our revenues and future growth. We have greatly benefited from the growth of mainland China’s automotive industry historically. However, this industry has experienced fluctuations in its development. In July 2018, mainland China’s automotive industry experienced negative growth for the first time in the past 28 years and new passenger vehicle purchases in mainland China declined for the whole year of 2018, 2019 and 2020. Although we believe the automotive industry in China has experienced growth as emerged from the COVID-19 pandemic and propelled by the increasing popularity of new energy vehicles, we cannot predict how this industry will develop in the future, as it could be affected by complex factors, including the general economic conditions, the urbanization rate, the growth of disposable household income, the costs of new automobiles, the trade barriers and tensions, as well as taxes and incentives related to automobile purchases, among other things. Specifically, tariffs or a global trade war could increase the cost of imported automobiles, which could negatively impact the demand for automobiles and adversely impact our business. An intense, nationwide price war in the automotive industry could boost sales volumes, but it would squeeze the profitability of both automakers and dealers, ultimately impacting our business. In addition, governmental policies including restrictions by major cities on new passenger vehicle plate issuance, increasingly stringent emission standards, adjustment of purchase tax and termination of subsidies may have a considerable impact on the growth of the automotive industry in mainland China.

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

The markets for our services are highly competitive. With respect to our auto media and leads generation businesses, we face competition from China’s automotive vertical websites and mobile applications, such as BitAuto, Dongchedi, Xcar and PCauto, from the automotive channels of major internet portals, such as Sina and Sohu, and from companies engaged in mobile social media, news, video and live-streaming applications. We may also face competition from online platforms that are engaged in automobile transaction services, such as Meituan, JD.com, Uxin, Guazi and Renrenche as we develop our new car and used car transaction businesses. Our auto finance business faces competition from other auto finance companies, such as Yixin and Souche. In addition, we also face competition from companies engaged in social media business, such as ByteDance and Tencent, companies engaged in data product offering, such as BitAuto and Dongchedi, and companies engaged in AI and big data technologies. We may also face competition from mobile applications of automakers as some automakers explore to connect with users directly. As we expand our involvement in automotive transactions and establish a network of franchised offline stores, some automakers and dealers may also view us as a competitor in these regional markets. Competition with these and other websites and mobile applications is primarily centered on increasing user reach, user engagement and brand recognition, building relationships with the suppliers, and attracting and retaining customers, among other factors.

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

Beginning in 2019, we expanded our business to the European market and established two subsidiaries in the UK and Germany. These subsidiaries have not generated significant revenues as of December 31, 2025. As of the date of this annual report, we have dissolved our UK subsidiary and our German subsidiary, primarily due to the macroenvironmental changes and the evolution of our strategies. However, if we maintain our business overseas or decide to expand our global footprint in the future, we will face competition from local automotive vertical websites and mobile applications and online automobile transaction platforms, which may have more experience in the local markets and have relatively more established user bases. We cannot guarantee that we will be able to compete effectively for talents, users or customers. We may also incur additional expenses in our overseas acquisitions and subsequent marketing and other spending to acquire new customers. If we cannot maintain customer recognition and trust in us and successfully attract and retain sufficient users on our overseas platform, our results of operations and growth prospects could be adversely affected.

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

Our increasing reliance on AI and machine learning technologies exposes us to operational, reputation, and regulatory risks.

To enhance our technology capabilities and support our business expansion, we are increasingly integrating AI technologies, big data technologies, and cloud technologies into our platform, including our content delivery algorithms and data analytics products. However, the development, training, and deployment of AI systems present specific, material risks. Our AI models are highly dependent on the quality and volume of the underlying data; if the data is incomplete, outdated, or biased, the AI outputs may be inaccurate or flawed.

We face risks related to potential failures in our recommendation engines, which could lead to suboptimal user experiences, inaccurate pricing or listing information, and subsequent customer disputes. Furthermore, we may not be able to effectively commercialize these technologies or realize a return on our significant research and development investments. The regulatory framework surrounding AI in mainland China imposes strict oversight on algorithm-driven recommendations and deep synthesis technologies, such as the Administrative Provisions on Algorithm Recommendation in Internet Information Services promulgated by the CAC, the MIIT, the Ministry of Public Security, and the SAMR on December 31, 2021 (effective on March 1, 2022) and the Administrative Provisions on Deep Synthesis of Internet-based Information Services promulgated by the CAC, the MIIT and the Ministry of Public Security on November 25, 2022 (effective on January 10, 2023). Adapting to these evolving compliance mandates may significantly increase our operational costs, require substantial modifications to our AI systems, and limit the scope of our AI deployments, and non-compliance may result in regulatory penalties or service suspensions. If we fail to adequately manage the operational execution, mitigate the inherent flaws of AI models, ensure data quality or comply with new regulatory frameworks, our business, reputation, and results of operations could be materially and adversely affected.

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

In addition, one element of our growth strategy is to expand our services to customers. As a result, we have added additional services in the past few years. To serve our dealer customers, we had local sales and service representatives covering 134 cities across mainland China as of December 31, 2025. We intend to increase our penetration in existing dealer advertising and subscription services markets. We have implemented business strategies to further monetize our large dealer network by enlarging the offering of products and services with new technologies on our dealer digital platform, increasing the average spending of our existing dealer subscribers and upselling our dealership packages for our leads generation services. In order to increase the average spending of our existing dealer subscribers, we keep close communications and negotiations with relevant parties such as dealers, dealer groups and automakers. However, we may not succeed in making our customers sufficiently aware of existing and future services or in creating customer acceptance of these services at the prices we would like to charge, and we cannot guarantee that our pricing strategy and measures will always be agreed and accepted by any and all of our customers. We may not be able to achieve the market acceptance of our products and services as we expect and thus may fail to achieve an increase from our “share of wallet” approach. Our existing customers may even terminate their cooperation with us if they are not satisfied with our pricing strategy or measures, which may subject us to negative publicity or other consequences that may adversely impact our business. The decline in the auto market may result in our dealer customers’ cancelation of subscription services from us or even discontinuance of operations, which would directly impact our number of dealer customers. Also, we may not identify trends correctly, or may not be able to bring new services to market as quickly, effectively or price-competitively as our competitors. New services may alienate existing customers or cause us to lose business to our competitors. If the number of our dealer customers decreases, we might not be able to generate sufficient revenues to cover our increased costs and expenses. As a result, our business and results of operations may be materially and adversely affected.

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

Regulatory authorities in mainland China have enhanced data protection and cybersecurity regulatory requirements, many of which are subject to change and uncertain interpretation. These laws continue to develop, and the PRC government may adopt further rules, restrictions and clarifications in the future. On March 10, 2023, the NPC adopted the institutional reform plan of the State Council, or the “Institutional Reform Plan (2023)”. Pursuant to the Institutional Reform Plan (2023), the National Data Administration was established on October 25, 2023, aiming to be responsible for coordinating and promoting the development of data infrastructure of the State and to undertake some tasks related data infrastructure which was originally undertaken by CAC and NDRC. Moreover, different PRC regulatory bodies, including the SCNPC, the MIIT, the CAC, the Ministry of Public Security and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet Privacy and Data Security.” The following are non-exhaustive examples of certain recent PRC regulatory activities in this area:

Cybersecurity

•
The Cybersecurity Law of the PRC, or the PRC Cybersecurity Law, which became effective in June 2017, created China’s first national-level data protection framework for “network operators”, which requires, among other things, that network operators take security measures to protect the network from interference, damage and unauthorized access and to prevent network data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, expressly notify the purpose, methods and scope of such collection and use, and obtain the consent of the person whose personal information is to be collected. Substantial financial, managerial and human resources are required to comply with such legal requirements, enhance information security and address any issues caused by security failures. On October 28, 2025, the SCNPC promulgated the Amendment to the PRC Cybersecurity Law (2025), which became effective on January 1, 2026. The Amendment provides that network operators and critical information infrastructure operators who fail to fulfill their cybersecurity obligations, thereby causing serious consequences that endanger cybersecurity, such as large-scale data breaches or partial loss of critical information infrastructure functionality, shall be subject to more severe penalties. These penalties include fines ranging from RMB500,000 to RMB10.0 million and personal liabilities imposed upon responsible individuals. Even if our security measures are sufficient and in compliance, we nonetheless face the risk of security breaches or similar disruptions.

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

Data Security

•
In June 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. A series of regulations, guidelines and other measures have been and are expected to be adopted to implement the requirements created by the PRC Data Security Law. For example, in July 2021, the State Council promulgated the Regulations for Safe Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to these regulations, “critical information infrastructure” is defined as the important network facilities and information systems of important industries and fields, such as public communications and information services, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, technology and industry, as well as other important network facilities and information systems which may seriously endanger national security, national economy and people’s livelihoods and public interest in the event of damage, loss of function or data leakage. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators purchasing network products and services and internet platform operators carrying out data processing activities, in a manner which affects or may affect national security, are subject to cybersecurity review. The Cybersecurity Review Measures further provides that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, we have not been informed that we are a “critical information infrastructure operator” by any government authority. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed a “critical information infrastructure operator” under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to those with which we are currently obligated to comply.
•
In September 2024, the State Council promulgated the Network Data Security Management Regulations, or the Data Security Regulations, which is applicable to network data processing activities and the security supervision and administration thereof conducted within the territory of the PRC and took effect on January 1, 2025. The Data Security Regulations stipulate that data processors engaging in data processing activities that affect or may affect national security shall be subject to cybersecurity review in accordance with relevant laws and regulations. Furthermore, the Data Security Regulations include, but are not limited to, the following provisions: (i) the Data Security Regulations provide specific guidelines to clarify the Personal Information Protection Law regarding notification, consent, and individuals’ rights; (ii) the Data Security Regulations outline the requirements for establishing an important data catalog and stipulate the responsibilities of network data processors to identify and report important data; (iii) the Data Security Regulations optimize regulations for cross-border data security management, specifying conditions under which network data processors may provide personal information abroad. The regulations clarify that data not identified or publicly disclosed as important data by relevant regions or departments need not undergo cross-border security assessments for important data; (iv) the Data Security Regulations set forth network data security protection requirements for network platform service providers, third-party product and service providers, and other relevant entities. In addition, pursuant to the Data Security Regulations, large network platform service providers shall publish an annual social responsibility report on personal information protection. Large network platforms refer to network platforms with more than 50 million registered users or more than 10 million monthly active users, which have complex business types and whose network data processing activities have significant impact on national security, economic operation, vital public interests, or other aspects. On November 22, 2025, the CAC and the Ministry of Public Security promulgated the Public Comments Solicitation for the Provisions on Personal Information Protection for Large Online Platforms (Draft for Comment), which provides that the national cyberspace administration, together with the Ministry of Public Security under the State Council and other relevant departments, shall formulate and publish a catalogue of large online platforms and update it dynamically, and a large network platform service provider is a network data processor providing large online platform services. As of the date of this annual report, there is uncertainty regarding whether we will be designated as a large network platform service provider, as the catalogue of large online platforms has not been published and the specific determination criteria of the large network platform service provider has not been effective. If we are designated as a large network platform service provider, we may be subject to obligations in addition to those with which we are currently obligated to comply, including publishing an annual social responsibility report on personal information protection.

Personal Information and Privacy

•
In August 2021, the SCNPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law further strengthened requirements on personal information protection, enhanced the punishment for illegal processing of personal information and consolidated various previously promulgated rules with respect to personal information rights and privacy protection. We update our compliance practices and privacy policies from time to time to meet the latest regulatory requirements of the PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, certain evolving personal information protection requirements remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make adjustments to our business practices to comply with the personal information protection laws and regulations.

Furthermore, the PRC government authorities have taken steps to limit the method and manner that internet companies may apply when using algorithms. For instance, on December 31, 2021, the CAC, the MIIT, the Ministry of Public Security, and the SAMR jointly promulgated the Administrative Provisions on Algorithm Recommendation in Internet Information Services, which came into effect on March 1, 2022. The Administrative Provisions on Algorithm Recommendation in Internet Information Services implements classification and hierarchical management for algorithm recommendation service providers based on various criteria. Under the Administrative Provisions on Algorithm Recommendation in Internet Information Services, algorithm recommendation service providers shall inform users in a conspicuous manner that algorithm is used in service recommendations, inform users of the basic principles, purpose and intentions, and inform users in an appropriate manner of the main operating mechanisms for the algorithm recommendation services. Under the Administrative Provisions on Algorithm Recommendation in Internet Information Services, algorithm recommendation service providers selling goods or providing services to consumers shall (i) protect consumers’ rights of fair trade, and (ii) be prohibited from applying differential treatments to consumers with respect to transaction terms and conditions in an unreasonable manner based on consumers’ preferences, purchasing habits and such other characteristics. In addition, on June 24, 2022, the SCNPC released the final version of the revised Anti-monopoly Law, which came into effect on August 1, 2022. The revised Anti-monopoly Law provides, among others, that business operators shall not abuse, among others, algorithms, to exclude or limit competition, and makes several major changes and additions, including prohibiting the use of certain technology to engage in anti-competitive behavior and raising the maximum fines for violations. On January 28, 2026, the SAMR promulgated the Guidelines on Anti-Monopoly Compliance for Internet Platforms (effective on the same day), which further provides that platform operators shall not utilize data and algorithms, technology, capital advantages, platform rules, etc., to engage in monopolistic behaviors prohibited by the Anti-monopoly Law. As of the date of this annual report, we have not applied any algorithms-driven discriminatory treatment towards users. In addition, we have also provided an option for our users to deactivate the algorithm-driven recommendations. However, we cannot assure you that our algorithm recommendation functions are or will continue to be in compliance in all respects with the evolving rules in the area of the algorithm-based recommendations. We will closely monitor the regulatory development and adjust our business operations from time to time to comply with the regulations over algorithm-based recommendation. If our algorithm recommendation functions were to be required to adjust in a manner that is adverse to our business in accordance with applicable rules, our ability to enhance the quality of content offering on our platform and deepen user engagement may be adversely affected.

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

A limited number of automaker customers have accounted for, and are expected to continue to account for, a large portion of our revenues. In 2023, 2024 and 2025, 96, 101 and 96 automakers operating in mainland China used our media services, respectively. These automakers include independent Chinese automakers, joint ventures between Chinese and international automakers and international automakers that sell cars made outside of mainland China. In 2025, our top five automaker customers contributed 24.1% of our media services revenues. We believe that our major future revenue growth will be focused on deepening our existing commercial relationships with automakers to increase our share of each automaker’s budget. We cannot assure you that our automaker customers will continue to be satisfied with our cooperation model and strategy as well as our services, or our relationships with any of these automaker customers will continue in the future. Failure to provide deliverables satisfactory to our automaker customers or failure to reach a mutually amicable agreement with our automaker customers on the collection of payable fees may adversely impact our relationships with our automaker customers, which would have a negative impact on our reputation and results of operations. If we lose one or more of our important automaker customers, or if they materially reduce their purchase of our services, our results of operations would be materially and adversely affected.

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

We have incurred expenses on a variety of marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products and services. Our marketing and promotional activities may not be well received by customers and may not result in the level of sales of products and services that we anticipate. We incurred RMB3,012.5 million, RMB2,988.2 million and RMB2,532.7 million (US$362.2 million) in sales and marketing expenses in 2023, 2024 and 2025, respectively, representing 41.9%, 42.4% and 39.3% respectively, of total net revenues in the corresponding years. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. We conducted various sales and marketing initiatives to promote our brands through websites, search engines, mobile platforms, navigation sites and traditional media channels, for example, the annual “Singles’ Day” event, the “AR Auto Show” event and TV ad broadcast on China Central Television. We also conducted various offline promotional activities and cooperated with brands and dealers for promotions in target regions. In August 2019, we launched the 818 Super Auto Show, the first auto-themed gala in mainland China that created an innovative integration of online and offline promotion elements, which attracted a large number of automakers, dealers and potential auto consumers to participate and further promoted Autohome’s brand awareness to a much wider user base. In 2025, we successfully livestreamed the 818 Super Auto Show. In addition, we engaged celebrities, primarily athletes, as our brand spokespersons to further promote our brand and stimulate user interest in our platform. We may not be able to continue or conduct these activities efficiently, and our marketing activities may not yield satisfactory results. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could impact our net revenues and profitability.

Our auto insurance brokerage businesses are highly regulated. Non-compliance with applicable laws, regulations and regulatory requirements or failure to respond to legal and regulatory changes may adversely affect our business and prospects.

We have obtained the relevant license to conduct auto insurance brokerage businesses from the Shanghai Bureau of the National Financial Regulatory Administration, and such businesses generated an insignificant amount of revenue for us in the three years ended December 31, 2023, 2024 and 2025. The insurance industry in mainland China is highly regulated, and the regulatory regime continues to evolve. Pursuant to the Institutional Reform Plan (2023), the National Financial Regulatory Administration, or the NFRA, was established on May 18, 2023, replacing the China Banking and Insurance Regulatory Commission, or the CBIRC, as the regulatory authority responsible for overseeing the PRC insurance industry. The NFRA exercises unified supervision and regulation of the financial industry except the securities sector in accordance with laws and regulations, strengthening institutional supervision, conduct supervision, functional supervision, look-through supervision and on-going supervision. If any non-compliance incidents in our insurance brokerage business operation are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, and would be subject to regulatory actions including penalties, warnings, suspension of operations, revocation of licenses, tax, civil, administrative and criminal liabilities, any one or a combination of which would have negative impacts on our reputation, businesses, results of operations and financial conditions.

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

We recorded goodwill of RMB3,941.8 million, RMB3,941.8 million and RMB3,941.8million (US$563.7million) as of December 31, 2023, 2024 and 2025, respectively, in connection with the acquisition of Cheerbright International Holdings Limited, or Cheerbright, China Topside Co., Ltd. and Norstar Advertising Media Holdings Co., Ltd. in June 2008 and the acquisition of TTP, in December 2020. In addition, we recorded intangible assets of RMB53.7million (US$7.7 million) as of December 31, 2025, primarily consisting of trademarks from the acquisition of TTP. We do not amortize goodwill. We have and will continue to incur amortization expenses as we amortize intangible assets over their estimated useful life on a straight-line basis. We undertake goodwill and intangible assets impairment reviews periodically or more frequently if there are indicators of impairment present. As of December 31, 2023, 2024 and 2025, we performed an impairment assessment and no provisions of goodwill and intangible assets were required. However, if in the future our goodwill or intangible assets is determined to be impaired, we would be required to write down the carrying value or record a provision of impairment loss for goodwill or intangible assets in our financial statements during the period in which our goodwill or intangible assets is determined to be impaired, and this impairment would adversely affect our results of operations and our financial condition.

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

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. We described our concepts, specific practices and key achievements in ESG matters in our 2025 ESG report, which is accessible via hyperlink in our press release furnished to the SEC as Exhibit 99.1 to our Form 6-K (File No. 001-36222) on April 8, 2026. See “Item 4. Information on the Company—B. Business Overview—Environmental, Social and Governance Initiatives” for more information regarding our ESG report. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs and/or ordinary shares could be materially and adversely effected.

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

The credit terms we extend to our customers result in accounts receivable. As of December 31, 2023, 2024 and 2025, our accounts receivable (net of allowance for credit losses) were RMB1,472.5 million, RMB1,358.8 million and RMB1,521.3 million (US$217.6 million) , respectively, and we recognized additions to allowance for credit losses of RMB22.1 million, deductions of RMB35.8 million and additions of RMB32.7 million (US$4.7 million) in 2023, 2024 and 2025, respectively. We usually make credit assessment of our customers before entering into agreements. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each of our customers before entering into agreements, neither can we guarantee that each of these customers will be able to strictly follow and enforce the payment schedules provided in the agreements. Any inability of our customers to pay us in a timely manner may adversely affect our liquidity and cash flows, which in turn has a material adverse effect on our business operations and financial condition.

Our short-term investments and long-term financial products may expose us to default risk and adversely affect our business, financial condition and results of operations.

During the years ended December 31, 2023, 2024 and 2025, we invested in bank deposits and adjustable-rate financial products. As of December 31, 2023, 2024 and 2025, our short-term investments and long-term financial products amounted to RMB18,552.4 million, RMB21,622.0 million and RMB19,188.4 million (US$2,743.9 million), respectively. We are subject to default risk associated with these investments. We have experienced default once on payment by asset managers of certain of our investments. The investment of one of our subsidiaries in an adjustable-rate financial product experienced deferral of payment by the financial institution when the relevant investment units reached maturity. As of the date of this annual report, we have not received all the payment from such financial institution, for which we recognized the related loss in the consolidated statements of comprehensive income. Although we have obtained a final judgment with respect to the defaulted payment in our favor and the case has proceeded to the enforcement stage for recovery, uncertainties to the outcome of such legal proceedings exist. There is no guarantee for us to collect the outstanding payments promptly and/or in full. Neither can we assure you that we will receive investment income or will not incur financial losses from our other investments. In addition, changes of inputs such as annual interest rate will change the fair value of certain of our investments. In the event that we incur financial losses from these investments, our business, financial condition and results of operations may be adversely affected.

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

The global macroeconomic environment is facing challenges. Changes in the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies may affect global economic and market conditions. In addition, the recent conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. It is unclear whether these challenges will continue to exist and what effects they each may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including mainland China’s. Economic conditions in mainland China are sensitive to global economic conditions. Any prolonged slowdown in mainland China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of automobiles, and our customers may also defer, reduce or cancel purchasing our services. To the extent any fluctuations in the Chinese economy significantly affect automakers’ and dealers’ demand for our services or change their spending habits, our results of operations may be materially and adversely affected.

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

Under the Provisions on Governance of Network Information Content Ecosystem, which was promulgated on December 15, 2019 and came into effect on March 1, 2020, the network information content service platform shall strengthen the management of information content, and upon detecting any illegal information, shall immediately take measures prescribed by laws, keep relevant records, and report to the relevant competent authority. Additionally, the network information content platform shall also strengthen the examination and inspection of the advertising space set on the platform and the advertising content displayed on the platform. Those who publish illegal advertisements shall be punished according to laws. In September, 2025, six government authorities including the CAC, the MIIT, the NDRC, the Ministry of Public Security, and the SAMR jointly issued the Notice on Launching a Special Rectification Campaign Against Online Disorders in the Automotive Industry, which explicitly identifies multiple types of online misconduct in the automotive sector as key targets for rectification, including manipulating institutions or review-related accounts to conduct false or non-standard evaluations/tests, citing or fabricating false data and selectively disclosing sales data, and issuing various rankings such as sales rankings under various pretexts.

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

Under the Provisions on the Administration of Online Live Streaming Services issued by the CAC on November 4, 2016 and effective on December 1, 2016, online live-streaming service providers shall establish platforms for reviewing live-streaming content. Online live-streaming service providers and online live-streaming publishers that provide internet news information services without permits, or exceeding the scope of their permits, are subject to punishment. In addition, online live-streaming service providers shall make record filings with the local internet information office and the local public security authorities. Online live-streaming service providers that fail to file records with or get relevant permission from relevant authorities will be punished in accordance with laws. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Online Live-streaming Services.”

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

If PRC regulatory authorities determine that any advertisements or content displayed on our websites, mobile applications and new media platforms do not adhere to applicable laws and regulations, they may require measures taken on us to limit or eliminate the dissemination or availability of such advertisements and other content on our websites, mobile applications and new media platforms in the form of take-down orders or otherwise. Other penalties may also be imposed on us, including fines, confiscation of advertising income or, in circumstances involving more serious violations by us, the termination of our internet content related licenses, any of which would materially and adversely affect our business and results of operations.

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

Haier Group has substantial influence over our company and its interests may not be aligned with ours.

As of March 31, 2026, CARTECH HOLDING COMPANY, or CARTECH, a subsidiary of Haier Group Corporation, or Haier Group, owned 43.6% of the total equity interest in our company. Because Haier Group beneficially owns a significant percentage of the voting rights in our company, it has substantial influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Without the consent of Haier Group, we may be prevented from entering into transactions that could be beneficial to us. The interests of Haier Group may differ from the interests of our other shareholders. Furthermore, Haier Group’s business activities, although not related to our operations, may adversely impact reputation.

We have had related party transactions with Haier Group. In 2025, Haier Group provided us with vehicles rental services and other miscellaneous services in the amount of RMB9.0 million (US$1.3 million). In 2025, we provided Haier Group with advertising services and technical services in the amount of RMB5.1 million (US$0.7 million).

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs and/or ordinary shares may be adversely impacted.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2025. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs and/or ordinary shares. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we may face significant adverse consequences to our business operations and corporate structure.

Current laws and regulations of mainland China place certain restrictions on foreign ownership of companies that provide internet content services and other related services in mainland China. Pursuant to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Version) promulgated on September 6, 2024 and became effective on November 1, 2024, or the Negative List, and the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council on December 11, 2001 and amended from time to time with the latest amendment effective on May 1, 2022, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider, unless otherwise stipulated in relevant rules. On April 8, 2024, MIIT issued Announcement on the Pilot Program for the Expansion of Opening-Up in the Value-Added Telecommunications Services, which became effective on the same day. According to this announcement, in the regions approved for the pilot program, restrictions on foreign equity shares were removed for certain businesses including online data processing and transaction processing business, as well as information services for information release platforms and delivery services (excluding internet news information, online publishing, internet audio-visual services, and internet cultural operations). On January 8, 2025, the State Council issued the Reply of the State Council on Approving Temporary Adjustments to the Implementation of Relevant Administrative Regulations and Department Rules in Beijing, or the Reply, which became effective on the same day. According to the Reply, the Negative List was temporarily adjusted in Beijing. There would be no restrictions on the foreign shareholding ratios in value-added telecommunication services in Beijing, including the information service business (only applicable to application stores, excluding the fields prohibited for foreign investment) and internet access service business (only applicable to the provision of internet access services to users). However, given the relatively recent enactment of the announcement and the Reply, there remains uncertainty with respect to the interpretation and practical application. As a Cayman Islands company and foreign legal person under laws of mainland China, we are subject to these provisions. According to the Negative List, although a foreign investor is allowed to own more than 50% of the equity interest in an e-commerce business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business, other requirements provided by these provisions still apply. In addition, foreign investors are prohibited from investing in companies engaged in online live-streaming and radio and television programs production and dissemination. Accordingly, we believe that it would be impracticable for us to acquire any equity interest in the variable interest entities without diverting management attention and resources. Moreover, we believe that our contractual arrangements with these entities and their individual nominee shareholders allow us to have the power to direct the activities of these entities that most significantly impact their economic performance. Accordingly, we currently do not plan to acquire any equity interest in any of the variable interest entities.

Pursuant to the Negative List, insurance brokerage business is not a foreign restricted or forbidden business. On December 3, 2021, the General Office of the CBIRC issued the Circular on Clarifying Relevant Measures on Open up of Insurance Agency Markets (effective on the same day), which provides that overseas insurance brokerage companies with actual business experience and in compliance with the relevant provisions of the CBIRC are allowed to invest in and establish insurance brokerage companies in China to engage in insurance brokerage business. However, because these laws, regulations and standards are subject to varying interpretations, there remain uncertainties as to practical application.

As such, we conduct our business activities related to internet content services by entering into a series of contractual arrangements with the VIEs in mainland China, primarily including Autohome Information, Shengtuo Hongyuan and Shanghai Jinyou, and their respective shareholders. In particular, Autohome Information currently holds Value-added Telecommunications Services Licenses, a Surveying and Mapping Qualification Certificate for Internet Mapping, an Operating License for the Production and Dissemination of Radio and Television Programs, an internet Audio/Video Program Transmission License, and an Internet Culture Business Permit which is in the process of the renewal. In addition, Autohome Information is the sole shareholder of Shanghai Tianhe Insurance Brokerage Co., Ltd., or Shanghai Tianhe, an insurance brokerage company, which has completed the registration process required for engaging in online insurance business in the mainland China. Shengtuo Hongyuan currently holds an ICP license, a Surveying and Mapping Qualification Certificate for Internet Mapping, and an Operating License for the Production and Dissemination of Radio and Television Programs, and is filed as an entity conducting used automobiles brokerage business in the relevant systems of the MOFCOM, and is operating the che168.com website and mobile application-related business. Shanghai Jinyou currently holds an ICP license, an auction business approval certificate, and is filed as an entity conducting used automobiles brokerage business in the relevant systems of the MOFCOM, and is operating the www.ttpai.cn website.

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

Based on the advice of our PRC legal counsel, Commerce & Finance Law Offices, the corporate structure of the VIEs and our subsidiaries in mainland China are in compliance with all existing PRC laws and regulations. However, we are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in mainland China primarily through our subsidiaries and the VIEs with which we have maintained contractual arrangements. Investors in our ordinary shares or the ADSs thus are not holding equity interest in the VIEs in mainland China but instead are holding equity interest in a Cayman Islands holding company.If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we may face significant adverse consequences to our business operations and corporate structure. The value of our ADSs/ordinary shares may decline or become worthless, if we are unable to assert our contractual control rights over the assets of the VIEs, which contributed 10.3% of our revenues in 2025. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole.

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

We have relied and expect to continue to rely on, among others, (i) contractual arrangements with Autohome Information and its shareholders, (ii) contractual arrangements with Shengtuo Hongyuan and its shareholders and (iii) contractual arrangements with Shanghai Jinyou and its shareholders. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities.” These contractual arrangements have not been tested in courts of mainland China. There are very few precedents as to whether contractual arrangements would be judged to form a controlling financial interest in the relevant VIEs through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the courts of China. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements in the future, we may not be able to obtain a controlling financial interest in the VIEs, and our ability to conduct our business may be materially adversely affected. Therefore, these contractual arrangements may not be as effective in providing us with control over the VIEs as direct ownership. If we directly owned these entities, we could exercise shareholder rights to change the board of directors, which, in turn, could lead to management changes, subject to applicable fiduciary obligations. However, under the current contractual arrangements, we rely on the performance by these entities and their shareholders of their contractual obligations to exercise control over the VIEs. Therefore, our contractual arrangements with the VIEs may not be as effective in ensuring our control over their operations as direct ownership would be.

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

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC differs from those in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system may limit our ability to enforce these contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event we are unable to enforce these contractual arrangements in the future, we may not be able to obtain a controlling financial interest in the VIEs, and our ability to conduct our business may be negatively affected.

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

The individual nominee shareholders of Autohome Information are Shenglei Zhou, and Xing Fang, our directors. They each hold 50% of the equity interests in Autohome Information. The individual nominee shareholders of Shengtuo Hongyuan are Shenglei Zhou and Xing Fang. They each hold 50% of the equity interests in Shengtuo Hongyuan. These individuals are both PRC citizens. The individual nominee shareholders of Shanghai Jinyou are Weiwei Wang and Wenqin Cheng, holding 99.5% and 0.5% of the equity interests in Shanghai Jinyou. Weiwei Wang is the founder of TTP and Wenqin Cheng is an employee of TTP. Both of Weiwei Wang and Wenqin Cheng are PRC citizens. The interests of the individual nominee shareholders of the VIEs may be different from our interest. For example, the individual nominee shareholders of the VIEs do not have a significant equity stake in our company. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to obtain a controlling financial interest in VIEs and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when a conflict of interest arises, any or all of these shareholders will act in the best interests of our company or such conflict will be resolved in our favor.

Currently, we rely on our contractual arrangements with these individual nominee shareholders and do not have other arrangements to address any potential conflicts of interests between them and our company. We rely on these individuals to comply with the laws of the PRC, which provide that directors and executive officers owe a fiduciary duty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gain. We also rely on Mr. Shenglei Zhou and Mr. Xing Fang, our directors, and Ms. Weiwei Wang, the director of TTP Car Inc., to abide by the laws of the Cayman Islands, which provide that directors owe fiduciary duties to our company. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any difference of interests or dispute between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to uncertainty as to the outcome of any such legal proceedings.

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

Although under our current contractual arrangements, the VIEs and their individual nominee shareholders shall not assign any of their respective rights or obligations to any third party without the prior written consent of our WFOEs, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to uncertainties as to the outcome of any such legal proceedings.

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

PRC regulation of loans to, and direct investment in, mainland China’s entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our equity offerings to make loans to our mainland China subsidiaries and the VIEs or to make additional capital contributions to our mainland China subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Pursuant to the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and was amended on December 30, 2019 and March 23, 2023, along with the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16 which was promulgated in June 2016 and amended in December 2023, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. According to SAFE Circular 19 and SAFE Circular 16, such Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019 which was amended on December 4, 2023, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the mainland China with their capital funds in accordance with the law. Furthermore, on September 12, 2025, SAFE promulgated the Circular Regarding Matters Concerning Deepening the Reform of Foreign Exchange Administration for Cross-Border Investment and Financing, or SAFE Circular 43, which became effective on the same day. SAFE Circular 43 provides that registration procedures are not required to complete when foreign-invested enterprises use their foreign exchange capital and the Renminbi funds obtained from its settlement for domestic reinvestment in the mainland China, and the relevant funds for such domestic reinvestment may be directly transferred to the relevant accounts, on the condition that the special administrative measures for foreign investment access are not violated and such investment project is genuine and compliant. As the relevant government authorities have certain discretion in interpreting the regulation, there remain uncertainties regarding such capital funds to be used for equity investments in the PRC in actual practice. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Foreign Exchange.”

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

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed. For instance, on December 29, 2023, the SCNPC promulgated the PRC Company Law, which came into effect on July 1, 2024 and superseded the previous PRC Company Law. The PRC Company Law imposes more stringent requirements on capital contribution for companies established within mainland China compared to the previous PRC Company Law. On July 1, 2024, the State Council issued the Provisions of the State Council on Implementing the Registered Capital Registration Management System under the PRC Company Law (effective on the same day), and on December 20, 2024, the SAMR promulgated the Implementing Measures for the Administration of Company Registration (effective on February 10, 2025), both of which further strengthen the registration management of companies’ registered capital. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Corporate Governance.” According to the PRC Company Law, we may be required to fulfill the obligations of capital contribution to our subsidiaries or to provide financial support to the nominee shareholders of the VIEs within a significantly reduced timeframe compared to previous regulations. We will closely monitor the legislative developments concerning the PRC Company Law and its implementation measures, ensuring a prompt evaluation of any potential implications for our operations.

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

The VIE structure has been adopted by many mainland China-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in mainland China. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our services in China do not comply with PRC governmental restrictions on foreign investment in internet businesses, or if these regulations or the interpretation of existing regulations change in the future, we may face significant adverse consequences to our business operations and corporate structure.” Although the Foreign Investment Law does not explicitly classify “contractual arrangements” as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still reserves certain leeway for future legislation by the State Council to provide “contractual arrangements” as a form of foreign investment, in which case it will be uncertain as to whether our contractual arrangements with the VIEs will be deemed to be in violation of the market access requirements for foreign investments under the PRC laws and regulations, such as the Negative List. According to the Classification Catalog of Telecommunications Services (2015 Edition, as revised in June 2019), or 2015 Catalog and the Negative List, the provision of internet content services, which we conduct through the VIEs, is subject to foreign investment restrictions. Therefore, such foreign investment restrictions will be inevitably imposed on the VIEs if our contractual arrangements with the VIEs are further defined or regarded as a form of foreign investment by any future provisions stipulated in laws or administrative regulations or other methods prescribed by the State Council. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face uncertainties as to whether we could complete such actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected. Given the foregoing, uncertainties still exist in relation to the interpretation and implementation of the Foreign Investment Law, which may result in adverse impact on our current corporate structure.

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
•
New government policies and internal rules relating to the regulations on internet activities may negatively affect our user traffic growth. For example, the Administrative Provisions on Internet Pop-up Push Notification Services, issued by the CAC, the MIIT and the SAMR on September 9, 2022 and effective from September 30, 2022, requires that providers of internet pop-up push notification services shall establish and improve management systems such as information content review, ecological governance, data security and personal information protection, and protection of minors. Complying with such requirements may negatively affect the growth rate of user traffic on our websites and mobile applications. The promulgation of laws and regulations relating to the internet activities may further impair our user traffic growth.

On August 31, 2018, the SCNPC issued the E-commerce Law, which came into effect on January 1, 2019. Pursuant to the E-commerce Law, operators of e-commerce platforms shall verify and register the basic information of e-commerce operators on their platforms, including the identity, address, contact and administrative license, and establish archives with regular updates for such information. It further provides that operators of e-commerce platforms shall submit information on the identification of e-commerce operators to department for market regulation, and submit e-commerce operators’ identification information and other information relating to tax payment to tax authority. Additionally, operators of e-commerce platforms shall record and save information released on their platform about commodities and services, and report to competent authorities, if such information shows that e-commerce operators have failed to obtain the administrative license when they are subject to the relevant administrative approval, or commodities sold or services offered by e-commerce operators are found to be in violation of certain requirements to safeguard personal safety, property security and the requirements on environmental protection, or to be prohibited by laws and administrative regulations. The E-commerce Law establishes obligations to protect consumers for operators of e-commerce platforms, such as obligations to protect consumers’ personal information and record information of deals concluded on their platforms, obligations to refund guarantee deposits to consumers in a timely manner and obligations to noticeably label commodities or services ranked under competitive bidding with the word “Advertisement.” E-commerce operators shall not conduct false or misleading commercial publicity by fabricating transactions, making up user reviews or any other means, to cheat or mislead consumers. E-commerce platform operators shall not delete consumers’ ratings of commodities sold or services provided on the platform. In addition, on December 18, 2024, the SAMR promulgated the Interim Measures for Assistance in Law Enforcement Investigation Relating to Online Transactions (effective on January 20, 2025). On March 18, 2025, the SAMR amended the Measures for the Supervision and Administration of Online Transactions (effective on May 1, 2025). On December 18, 2025, the SAMR and the CAC jointly promulgated the Measures for the Supervision and Administration of Rules of Online Transaction Platforms (effective on February 1, 2026), all of which further strengthen and specify the obligations of operators of online transaction platforms. We have carried out compliance work in accordance with these regulatory requirements. However, there are uncertainties with respect to the interpretation and implementation of the E-commerce Law and the related regulations, and how these laws and regulations may impact our business operations. We cannot guarantee that the compliance measures we have taken are fully consistent with the interpretation of regulators, and there is a risk that the company will be punished by those regulators because of any non-compliance activities.

In addition, on February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day, aiming at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. The Guideline mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition and intends to regulate abuse of a dominant market position and other anti-competitive practices by online platform operators and the related operators and service providers on online platforms, i.e. unfairly locking in exclusive agreements with operators on the platform and targeting specific customers with unreasonable big-data driven tailored pricing through their online behavior to eliminate or limit market competition. On January 28, 2026, the SAMR promulgated the Guidelines on Anti-Monopoly Compliance for Internet Platforms, which became effective on the same day, and further provides compliance standards under the Guideline. However, there remains uncertainties as to how the Guidelines will be implemented, and we cannot assure you that the governmental authorities will not take an opposite opinion. Any failure or perceived failure by us to comply with the Guidelines and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The interpretation and application of existing laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry of mainland China have created uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in mainland China, including our business. We cannot assure you that we will be able to maintain our existing licenses or obtain any new licenses if required by any new laws or regulations. There are also risks that we may be found to violate existing or future laws and regulations given the uncertainty and complexity of mainland China’s regulation of the internet industry. If we or the VIEs fail to obtain or maintain any of the required assets, licenses or approvals, our continued business operations in the internet industry may subject us to various penalties, including the confiscation of illegal net revenues, fines and the discontinuation or restriction of our operations, any of which would materially and adversely affect our business and results of operations.

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

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023; subsequently, the CSRC issued supporting guideline No.6 promulgated and effective on May 16, 2023 and supporting guideline No.7 promulgated and effective on May 7, 2024. The Overseas Listing Trial Measures comprehensively reformed the existing regulatory regime for direct and indirect overseas offering and listing of mainland China domestic companies’ securities. Pursuant to the Overseas Listing Trial Measures, mainland China domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfil the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by mainland China domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, pursuant to the Overseas Listing Trial Measures, if a mainland China domestic company undergoes a change in control after the completion of its offshore offering and listing, it must report the relevant details to the CSRC within three business days from the date of occurrence and public disclosure of such change.

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

Therefore, there remain uncertainties as to the interpretation and implementation of the above regulatory requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with such requirements and fail to do so on a timely basis, if at all, our business operations, financial condition, and business prospects may be materially and adversely affected. In addition, there remain uncertainties as to the interpretation, application, and enforcement of these rules, and how they will affect our operations and our future financing. We cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirements on us or otherwise tighten the regulatory oversight on companies with VIE structures.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and

Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

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

On February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day. The Guideline comprehensively addresses five aspects: general provisions, monopoly agreements, market dominance abuse, business concentration, and the misuse of administrative powers to eliminate or restrict competition. It specifically prohibits monopolistic behaviors by internet platforms, aiming to foster a competitive market environment, and to safeguard the interests of consumers and businesses engaged in the internet platform economy. On April 25, 2024, the Anti-monopoly and Anti-unfair Competition Commission of the State Council issued Anti-monopoly Compliance Guideline for Business Operators, which aims to guide and support business operators in establishing and improving anti-monopoly compliance management systems and to enhance their ability to prevent and handle anti-monopoly compliance risks.

On June 24, 2022, the SCNPC released the amended Anti-monopoly Law, which came into effect on August 1, 2022. On March 10, 2023, the SAMR issued the Provisions on the Prohibitions of Monopoly Agreements, which was amended on December 9, 2025 and came into force on February 1, 2026. On March 10, 2023, the SAMR issued the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions and the Provisions on the Review of Concentrations of Undertakings, both of which took effect on April 15, 2023. The amended Anti-monopoly Law and the implementing rules (i) require that where concentration of undertakings reaches the filing threshold stipulated by the State Council, a filing must be made with the anti-monopoly authority before the parties implement the concentration, (ii) prohibit a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause, and (iii) prohibit business operators from entering into monopoly agreements, which refer to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, unless the agreements satisfy certain exemptions under the PRC Anti-monopoly Law.

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

On September 5, 2023, the SAMR issued the Anti-monopoly Compliance Guidelines for Concentration of Undertakings, or the Anti-monopoly Compliance Guidelines, which details the circumstances constituting the concentration of undertakings, including merger of undertakings, acquisition of control over other undertakings by an undertaking through acquisition of equity or assets, acquisition of control over other undertakings by an undertaking through contract or any other means or ability to exert decisive impact on other undertakings. The Anti-monopoly Compliance Guidelines emphasize where a concentration of undertakings reaches the filing threshold, undertakings shall declare in advance to the SAMR and may not implement concentration before the declaration is made and approved. According to the Anti-monopoly Compliance Guidelines, for other situations of concentration of undertakings, the undertaking that obtains control rights or is able to exert a decisive influence shall be the declarant, and other undertakings shall cooperate with the declarant to fulfill the declaration obligations. Should we engage in any acquisition in the future, to ensure full compliance with relevant antitrust regulations, we may allocate substantial resources for conducting comprehensive and in-depth antitrust assessments and actively engage with regulatory authorities to address any concerns and seek necessary guidance.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China, or PBOC, promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which sets forth the respective requirements for foreign exchange transactions by individuals (both PRC and non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued relevant implementing rules which were further revised by SAFE in 2016 and 2023, that specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock incentive plans or share option plans of an overseas publicly listed company. In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. The Stock Option Notice supersedes the requirements and procedures for the registration of mainland China resident individuals’ participation in stock incentive plans set forth by certain rules promulgated by SAFE in March 2007 and January 2008. The Capital Account Foreign Exchange Business Guidelines (2024 Edition), promulgated by SAFE on April 3, 2024 and effective as of May 6, 2024, sets forth detailed implementing provisions and procedural guidance for the Stock Option Notice. Under these measures, mainland China resident individuals who participate in an employee stock incentive plan or a share option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. A domestic qualified agent appointed through the mainland China subsidiaries of such overseas listed company must file applications on behalf of such mainland China resident individuals with SAFE or its local counterpart to obtain approval for an annual allowance with respect to the foreign exchange in connection with stock holding or share option exercises. With the approval from SAFE or its local counterpart, the domestic qualified agent must open a special foreign exchange account at a mainland China bank to hold the funds required in connection with the stock purchase or option exercise, payment received upon sales of shares, dividends issued on the stock and any other income or expenditures approved by SAFE or its local counterpart. We and our mainland China resident employees who participate in our share incentive plans are subject to these regulations as we are an overseas listed company. We have made registration with the local counterparts of SAFE for our mainland China resident employees who participate in our share incentive plans as required under the Stock Option notice and relevant rules. If we or our PRC plan participants fail to comply with these regulations, we or our PRC plan participants may be subject to fines and other legal or administrative sanctions. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Employee Stock Options Plans.”

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

The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state”, or HNTEs, which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain qualification criteria. In addition, PRC laws permit reduction in income tax for “key software enterprises”, or KSEs, or “software enterprises.” All of these statuses are subject to review and renewal, with HNTEs to be renewed every three years and KSEs and software enterprises annually. Currently we have eight subsidiaries eligible for preferential tax treatments, eight of which are recognized as HNTEs and are eligible for the preferential 15% enterprise income tax rate and two of which are accredited as KSEs. However, if any of these subsidiaries fails to pass the review by, and filing with, the relevant tax authorities to be qualified as a HNTE or a KSE, such company will no longer enjoy the corresponding preferential tax treatment described above.

Changes in tax law relating to multinational corporations could adversely affect our tax position.

Certain jurisdictions in which we operate, including Hong Kong, have announced or implemented rules based on the Pillar Two framework of the Organization for Economic Co-operation and Development (“OECD”), which generally establishes a global minimum effective tax rate of 15% for multinational enterprise groups (“MNE Group”) with annual consolidated revenue above a specified threshold. The MNE Group of which we are a constituent entity falls within the scope of Pillar Two rules. The ultimate parent entity of the MNE Group shall be responsible for computing the effective tax rate of the MNE Group in each jurisdiction and determining the amount of top-up tax payable, on a combined basis. Based on our current assessment, we do not believe the Pillar Two Rules have a material impact on us. As the interpretation and implementation of these rules continue to evolve across different jurisdictions, their potential impact on our business, financial condition and results of operations remains uncertain.

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

Pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in mainland China to its foreign investors, which are non-mainland China tax resident enterprises without an establishment in mainland China, or whose income has no connection with their institutions and establishments inside mainland China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we conduct our business through our wholly-owned subsidiaries and VIEs in mainland China, of which our WFOEs are the primary beneficiaries of the VIEs. Autohome WFOE is 100% owned by Cheerbright, our wholly owned subsidiary located in the British Virgin Islands. The British Virgin Islands currently does not have any tax treaty with mainland China with respect to withholding tax. As long as Cheerbright is considered a non-mainland China resident enterprise, dividends that it receives from Autohome WFOE may be subject to withholding tax at a rate of 10%. As to our subsidiaries located in Hong Kong, such as Autohome Media Limited, the shareholder of our mainland China subsidiaries, and Autohome Link Hong Kong Limited, the shareholder of Chezhiying WFOE, and TTP CAR (HK) LIMITED, the shareholder of TTP WFOE, under the Arrangement between mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, as long as each of our Hong Kong subsidiaries is considered a non-mainland China resident enterprise and directly holds at least 25% of the equity interests of its respective mainland China subsidiaries, dividends that it receives from its mainland China subsidiaries may be subject to withholding tax at a preferential rate of 5%, if it is the beneficial owner of the dividends. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. The SAT Circular 60 was replaced by the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Treaties, or SAT Circular 35, promulgated by the SAT on October 14, 2019 and became effective on January 1, 2020. Pursuant to the SAT Circular 35, non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate, and non-resident enterprises and their withholding agents may, by self-assessment and upon their confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms when performing tax filings. Moreover, non-resident enterprises and their withholding agents shall keep the supporting documents for post-filing examinations by the relevant tax authorities. Autohome Media was identified as a qualified subsidiary to enjoy the tax treaty benefits, and dividends received by Autohome Media from its mainland China subsidiaries were subject to a withholding tax rate of 5%. If the relevant tax authorities determine that Autohome Media does not qualify for tax treaty benefits, or that it lacks sufficient business substance, we may be required to apply the statutory 10% withholding tax rate retrospectively.

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

There have been changes in international trade policies and rising political tensions. For example, the U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. For example, since early 2025, the U.S. has implemented significant changes to U.S. trade policy with China, including by imposing additional tariffs on Chinese imports. The United States may in the future impose further tariffs on goods from countries worldwide and these countries may take further counter measures. The potential impact of these tariffs remains uncertain, and it is unclear what retaliatory actions other governments may take. These developments could have a material adverse effect on global economic conditions and the stability of global financial markets.

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

The trading price of our ADSs and/or ordinary shares has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the daily closing trading prices for our ADSs on the NYSE ranged from US$22.26 to US$31.07 in 2025. Likewise, the daily closing trading prices for our ordinary shares on the Hong Kong Stock Exchange ranged from HK$42.24 to HK$60.00 in 2025. The trading price for our ADSs and/or ordinary shares may continue to fluctuate in response to factors including, without limitation, the following:

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

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. For example, periods of heightened geopolitical tensions, such as political or trade dynamics among major economies, have led to sharp fluctuations in major capital markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs and/or ordinary shares. The market price of our ADSs and/or ordinary shares may also be adversely affected by any alleged untrue statement or alleged omission to state a material fact in our public announcements or press releases, which may even lead to securities class action suits against us. In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. Volatility or a lack of positive performance in our ADS and/or ordinary share price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2025, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC. No assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2025 or any future taxable year.

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

On September 4, 2024, our board of directors authorized a share repurchase program (the “Share Repurchase Program”), effective from the same date, pursuant to which we may repurchase up to US$200 million of our shares (including ADSs) over the next 12 months. On August 14, 2025, our board of directors authorized an extension of term of the Share Repurchase Program through December 31, 2025. Under the Share Repurchase Program, we have repurchased 7,116,939 ADSs for a total cost of approximately US$184.5 million. On March 5, 2026, our board of directors authorized a new share repurchase program, under which we may repurchase up to US$200 million of ADSs over the next eighteen months. Our board of directors may authorize additional share repurchase program in the future. Any such share repurchase program may affect the price of our stock and increase volatility, diminish our cash reserve, and may be suspended or terminated at any time. We cannot guarantee that any share repurchase program we institute will be fully consummated or that it will enhance long-term shareholder value. For details of the volume of ADSs repurchased pursuant to our repurchase program, please see “Item 16E—Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Sales of our ADSs and/or ordinary shares in the public market or through private transactions, or the perception that these sales could occur, could cause the market price of our ADSs and/or ordinary shares to decline. CARTECH owned 43.6% of our total outstanding shares as of March 31, 2026. In addition to unregistered sale, it can also dispose of these shares through registered transaction as it has the right to cause us to register under the Securities Act the sale of its shares. Sales of these shares, or the perception that such sales could occur, could cause the price of our ADSs and/or ordinary shares to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We cannot predict what effect, if any market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs and/or ordinary shares.

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

On June 22, 2016, Telstra Holdings Pty Limited, or Telstra, our then largest shareholder, completed the sale of approximately 47.4% of our then total issued and outstanding shares to Yun Chen Capital Cayman for a consideration of US$1.6 billion. On February 22, 2017, Yun Chen Capital Cayman further acquired from Telstra the remaining 6.5% equity interests held by Telstra in us.

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

On August 27, 2025, Yun Chen Capital Cayman, our then largest shareholder, completed the sale of approximately 43.0% of our then total issued and outstanding shares to CARTECH for a consideration of US$1.8 billion.

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

B.
Business Overview

Overview

We are the leading online destination for automobile consumers in China, ranking first among automotive service platforms in China in terms of mobile daily active users as of December 31, 2025, according to QuestMobile. Through our three websites, autohome.com.cn, che168.com and ttpai.cn, accessible mainly through PCs, mobile devices, our mobile applications and mini apps, we deliver comprehensive, independent and interactive content and tools to automobile consumers as well as a full suite of services to automakers and dealers across the auto value chain.

We began in 2008 as a content-led vertical media company focusing on media services (“1.0 Media”). In 2016, we launched our “4+1” strategic transformation initiative (“2.0 Platform”), building a platform that covers “auto contents,” “auto transactions,” “auto financing” and “auto lifestyle” to transform and upgrade from a content-led vertical company to a data and technology-driven automotive platform. Since 2018, we have focused on developing a full suite of intelligent products and solutions with artificial intelligence (“AI”), big data and cloud technologies (collectively, “ABC”) to build an integrated ecosystem that connects all participants in the auto industry by providing end-to-end data-driven products and solutions across the value chain (“3.0 Intelligence”). We have been leveraging our “software as a service” (“SaaS”) capabilities together with our core AI, big data, and cloud technologies (“4.0 ABC + SaaS”) to both expand our product and service categories and refine our existing ones, and have upgraded our strategies to further develop the ecosystem around our offerings since 2021 to better serve stakeholders across the auto value chain, including consumers, automakers, dealers and other related eco-partners. 2025 was a pivotal year in our evolution, transforming from an automotive information platform into a comprehensive automotive service ecosystem. We focus on driving two core initiatives – high-quality content and creator ecosystem with extensive new media distribution capabilities, as well as the development of fully integrated online-to-offline services. Throughout this transformation, we are leveraging AI as a core engine to drive product innovation and optimize operations.

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
•
Online marketplace and others: While we continue to strengthen our media and leads generation services, we are also further developing our online marketplace and other businesses. These businesses focus on providing facilitation services for new and used vehicles transactions and other platform-based services for new and used car buyers and sellers. Through our auto financing business, we provide services to our cooperative financial institutions that involve facilitating the sale of their loans and insurance products to consumers and used automobile sellers. From the end of 2017, we have been offering data products, which leverage our intelligent big data analytics capabilities and massive pool of accumulated user data to provide end-to-end data-driven products and solutions for automakers and dealers across different stages of the value chain. We believe the breadth and depth of these products and solutions on our platform will allow us to build a robust and technology-driven automotive ecosystem that covers all aspects of the automobile ownership life cycle. We establish a network of franchised offline stores and expand our involvement in vehicle sales. We also provide comprehensive auto-related services to our users by integrating TTP’s offline vehicle examination, ownership transfer services and other ancillary services with our online services.

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
• Subscription fees (fixed-fee and floating-fee basis)
• Advertising fees (time-based pricing)
• Used car listing service fees (time-based or quantity based pricing)
• Used car transaction facilitating services
3b
• Commissions for transaction facilitated
Third-party Advertising Agencies
• Platform-based services and transaction-oriented marketing solutions
3b
• Commissions for transaction facilitated
• Advertising solutions and tools
1
• Advertising fees (time-based pricing)
• Data products
3a
• Subscription fees
汽车之家
AUTOHOME INC.
• Used car transaction facilitating services
3b
• Commissions for transaction facilitated
天天拍车
二手车交易在线服务平台
(AI, big data, cloud, SaaS services and other technologies such as AR, VR)
Transaction Flow
Payment Flow
①Media Services to Automakers
②Leads Generation Services to Dealers
③Online Market Place and Other Services
3a Data products
3b New / Used car transactions
3c Auto-financing services
3d Vehicle sales
• Content creation, auto-related services and products consumptions
• Provision of auto-related contents, products and services
Users
• Auto-financing and insurance transactions facilitation
3c
• Commission fees
Auto-finance Providers
Auto-financing product purchasers (dealers and users)
• Vehicle sales
3d
• Transaction fees
Offline stores / Individuals

1.
As of December 31, 2025, the VIEs primarily carried out part of the leads generation services to dealers (used car listing services), part of used vehicles transaction services, and other comprehensive auto-related services.

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

Our Mobile Websites and Applications

For mobile users, our content can be accessed mainly on our websites, on our mobile applications and on our mini apps. We have made significant efforts in recent years to optimize the mobile version of our websites to display our content and develop and enhance the functions of our mobile applications to capture a greater number of users that access our services through mobile devices. For example, according to QuestMobile, our mobile daily active users amounted to 68.2 million, 77.5 million and 77.5 million in December 2023, December 2024 and December 2025, respectively. We were among the earliest in our industry in mainland China to introduce both iOS- and Android-based applications to allow users to easily access our content. Users can conveniently enjoy features available on our mobile websites and applications from their mobile devices, such as reading articles, checking vehicle prices and model parameters, viewing pictures, viewing dealer’s information, visiting our Autohome Mall and participating in forum discussions.

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

Originally-generated Content

Our originally-generated content is created by our dedicated editorial team and includes automobile-related articles and reviews, pricing trends in various local markets, photographs, video clips and live streaming. This content covers topics throughout the automobile ownership life cycle, from automobile research, selection and purchase to ownership and maintenance and to eventual replacement. In 2018, we launched a new channel focusing on new energy vehicles to accommodate the increasing interest and attention of our users on new energy vehicles. Our review writers obtain first-hand experiences by test-driving many newly released vehicle models provided by various automakers. We also have an AH-100 Vehicle Rating System which applies standard criteria to measure a comprehensive set of performance-based features of the vehicles on sale, such as safety, dynamics, fuel consumption, comfortableness and driving experience. Our AH-100 Vehicle Rating System helps automobile consumers make an easier choice when selecting vehicles to purchase. In 2021 and 2022, we further launched our motorcycle model library and new energy vehicle library, respectively, to expand our product service and offerings to cater to users’ diverse needs. In 2023 and 2024, we gradually unveiled a series of professional IP matrix focusing on smart vehicles and new energy vehicles, etc. to create a rich array of high-quality content and attract more users. In 2025, we introduced a “robot” section on our APP homepage, expanding into the smart technology space to meet our users’ diverse needs. In addition, we actively support national trade-in policy by aggregating subsidy policies and promotional offers from manufacturers through our online platform and organized the “Hundred Cities Trade-in for New” series of auto shows offline. By doing this, we accelerate demand for vehicle upgrades and trade-ins and help facilitate the implementation of the government policy. Our editorial team at our Beijing headquarters and sales representatives located in 149 cities throughout mainland China work closely with automakers, dealers and other industry participants to create automobile-related articles. Although automakers may provide us with sample vehicles to test drive, we review all new automobiles independently, based upon our teams’ experience and from our users’ perspective.

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

Professionally-generated Content

In 2016, we launched an open content platform to invite the key opinion leaders and influential bloggers or writers in the automotive field to contribute their high-quality professional review, analysis and insights on automotive-related topics, including vehicle reviews, industry trends, auto photography, maintenance and others. Our diversified professionally-generated contents complement our automotive ecosystem strategy and bring our users enriched and customized content consisting of high-quality articles, photographs, video clips and live streaming. As of December 31, 2025, we had 36,892 professional content contributors on our platform, compared to over 32,484 contributors as of December 31, 2024. Since 2018, we have been expanding our collaboration with automakers, key opinion leaders, professional experts and social media to further upgrade our professionally-generated content ecosystem.

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

As of December 31, 2023, 2024 and 2025, we had over 208.6 million, over 223.6 million and over 235.1 million registered users, respectively. As our user base has grown and our user engagement and forum activity has increased, our database of user-generated content has expanded, which in turn has attracted more users.

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

Automobile Library and Listing

We have one of the most comprehensive automobile libraries within our industry in mainland China with approximately 91,984 vehicle model configurations as of December 31, 2025.

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

Our Interactive Tools

Leveraging the rich content and user data on our platform and our advanced AI and data technologies, we have developed a portfolio of intelligent tools to facilitate our users’ potential vehicle purchases. For example, we upgraded Autohome App with an AI-powered smart assistant. This feature significantly enhances the user question and answer experience in the automotive vertical and improves efficiency in user decision-making. Our car model comparison tool, on the other hand, allows users to select a number of car models and compare them by a variety of metrics and other information, thus enabling the users to make an informed purchase decision based on extensive and immediately available comparative data. Additionally, in response to frequent fluctuations in vehicle pricing, we introduced a number of innovative tools, including a price-trend tracker and a comprehensive model comparison tool. The former enables users to intuitively see pricing trends while the latter provides enhanced detailed comparisons to improve the comparison and decision-making process.

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

In each of 2023, 2024 and 2025, 96, 101 and 96 automakers operating in mainland China, which include independent Chinese automakers, joint ventures between Chinese and international automakers and international automakers that sell their cars made outside of mainland China, purchased media services from us, respectively. As is customary in mainland China, we sell our advertising services and solutions primarily through third-party advertising agencies that represent the automakers and automobile brands’ regional offices. We typically enter into individual advertising agreements with the third-party advertising agencies. Although we sell our advertising services and solutions to third-party advertising agencies, we consider the automakers and automobile brands’ regional offices, who are the main decision makers as to whether to place advertisements on our websites and mobile applications, to be our end-customers.

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

Leads Generation Services to Dealers

Our leads generation services enable our dealer subscribers to create their own online stores, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of potential customers and effectively market their automobiles to consumers online and ultimately generate sales leads. Our leads generation services also include used car listing services, which provide a user interface that allows potential used car buyers to identify suitable listings and contact the relevant sellers. We provided leads generation services to 24,248, 24,900 and 23,540 dealers in 2023, 2024 and 2025, respectively.

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

Online Marketplace and Other Services

Our online marketplace and other businesses include our data products, our new and used car transaction services and our auto financing business, among others. Our data products leverage our intelligent big data analytics capabilities and massive pool of accumulated user data to provide end-to-end data-driven products and solutions for automakers and dealers across different stages of the value chain. We facilitate new and used vehicles transactions and provide other platform-based services for new and used car buyers and sellers. In September 2022, we launched our first offline store to help us build brand awareness among users. In 2023 and 2024, we expanded our franchised store network, providing a one-stop service for selecting and purchasing new energy vehicles from multiple brands, with a focus on penetrating lower-tier cities and extending our reach into broader geographical markets. Building on these offline efforts, in 2025, we officially introduced the Autohome Mall online to further refine our new retail business model and provide users with more precise, professional, and efficient car-purchasing experiences. Through our auto financing business, we provide services to our cooperative financial institutions that involve facilitating the sale of their loans and insurance products to consumers and used automobile sellers

Data Products

We have been leveraging our AI, big data, cloud capabilities and other technologies to continue developing and providing to automakers and dealers innovative data products from the end of 2017 and have successfully advanced our data and intelligent recommendation and reinforced our entire ecosystem by providing highly differentiated value and data-driven end-to-end SaaS based solutions to our customers. The data products and solutions we offer to automakers and dealers on our platform primarily consist of (i) Intelligent R&D, Intelligent New Car Launch, Intelligent Activities, analytical tools and customized data reports prepared based on our big data and multi-dimensional analyzes on user reviews, purchasing interest and preferences, geographical competitive advantages of the relevant automakers and dealers and their geographical distribution strategies, and (ii) Intelligent Showroom, Smart DCC, Smart Sales, Smart Aftersales, Smart Call-Out, Smart Assistant, Compass and Smart Quality Control. Our Intelligent New Car Launch product generates large user attention with comprehensive launch plans based on big data, informing automakers of when and where to launch new products, what groups of potential buyers to target, what competition and selling points strategies to adopt, and what creative content to use in the launch. Post-launch, automakers continue to benefit from our Intelligent Activities services in maintaining a high level of market enthusiasm in the newly launched products and other mature products. The Intelligent Showroom, which is an intelligent and scenario-based marketing platform, integrates the technologies of AR, VR, big data and voice recognition to achieve the functions of panoramic car shopping, smart push notifications and smart shopping guide. Moreover, we also applied AI technology and large language models across a wide range of our products and services, further enhancing our service quality. In 2025, we integrated our proprietary data resources and industry analysis models to upgrade and launch five major digital intelligence product lines, including: AI Marketing Brain, AI Customer Acquisition, AI Leads Master, AI Sales Champion and AI Vehicle Inspector. These tools empower a comprehensive range of marketing needs, including enabling accurate marketing decision-making, automating content creation with intelligent distribution, improving user engagement efficiency and store-visit conversion, strengthening front line sales consultants’ capabilities, as well as providing vehicle-condition and pricing inquiry systems.

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

Vehicle Sales

We sell vehicles to franchised offline stores and individual customers. We primarily generate revenues by delivering vehicles to the customers with acceptance reports.

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

A key component of our user-centric strategy is our user intelligence engine which we have developed and are continually enhancing. Our user intelligence engine allows us to rapidly gather user intelligence by analyzing large amounts of data from many sources throughout our content production system. We are able to monitor and analyze user behaviors and preferences through their browsing record on our platforms. We can utilize such user intelligence data to personalize user interfaces, associate and understand the relationship of information from different sources and facilitate interactions among users and various elements on our websites and mobile applications. It also helps us recommend suitable products, services and user connections to our users. Through our user intelligence engine, we can engage our users more closely by providing them with relevant content throughout their automotive life cycles. We are also able to provide precision and targeted marketing services to our automakers, dealers and other automotive-related customers so that they can accurately deliver relevant advertisements to targeted users who are more receptive to such marketing information. Leveraging our user intelligence engine and AI, big data and cloud capabilities, we have been able to further enrich our content library with our AI-enabled content generation tool by generating customized content in a timely manner. Moreover, our AI smart assistant, powered by Deepseek and our own proprietary big data resources, covers all scenarios for both new and used cars, significantly elevates the user inquiry experience in the automotive vertical and greatly improves efficiency in user decision-making.

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

We had an experienced product development team of 1,186 engineers as of December 31, 2025. Our past innovation has focused on helping users research, select and purchase suitable vehicles through our websites. We plan to develop additional products and services for our mobile applications and media-related technology and enhance our big data analytics capabilities and AR- and VR-related technologies.

Sales and Marketing and User Acquisition

Our nationwide in-house team of sales representatives sells our services to automakers and dealers. As of December 31, 2025, we had 1,713 sales and marketing representatives in 149 cities across mainland China and visiting customers in an additional 206 cities.

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

We believe brand recognition is important to our ability to attract users. We focus our sales and marketing efforts through search engines, navigation websites and mobile platforms to retain and strengthen our leading position in terms of user reach. For example, we cooperate with application stores and mobile browsers to promote our mobile applications and our websites. We also conduct online marketing events on Autohome Mall and other traditional and social media channels as well as offline promotional campaigns with our partners. For example, we conduct the annual “Singles’ Day” campaign to generate quality sales leads and further facilitate the transactions. In August 2019, we launched the 818 Super Auto Show, the first auto-themed gala in mainland China that created an innovative integration of online and offline promotion elements, which attracted a large number of automakers, dealers and potential auto consumers to participate and further promoted Autohome’s brand awareness to a much wider user base. In 2025, we successfully livestreamed the 818 Super Auto Show. We have also engaged celebrities, primarily athletes, as our brand spokespersons to further promote our brand and stimulate user interest in our platform.

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

We hold “汽车之家” and “车之家” (both meaning “auto home” in English), “AUTOHOME®” and “天天拍车” trademarks in mainland China through the VIEs, with each registered under different categories. In addition, as of December 31, 2025, we held 429 pending trademark applications and 704 registered trademarks. As at the same date, we had 97 registered domain names, including our main website domain names, autohome.com.cn, che168.com and ttpai.cn, 350 pending patent applications, and 491 registered patents. We had 1,573 computer software copyrights as of December 31, 2025.

Competition

With respect to our auto media and leads generation businesses, we face competition from mainland China’s automotive vertical websites and mobile applications, such as BitAuto, Dongchedi, Xcar and PCauto, from the automotive channels of major internet portals, such as Sina and Sohu, and from companies engaged in mobile social media, news, video and live-streaming applications. We may also face competition from online platforms that are engaged in automobile transaction services, such as Meituan, JD.com, Uxin, Guazi and Renrenche, as we develop our new car and used car transaction businesses. Our auto finance business faces competition from other auto finance companies, such as Yixin and Souche. In addition, we also face competition from companies engaged in social media business, such as ByteDance and Tencent, companies engaged in data product offering, such as BitAuto and Dongchedi, and companies engaged in AI and big data technologies. We may also face competition from mobile applications of automakers as some automakers are exploring to connect with users directly. As we expand our involvement in automotive transactions and establish a network of franchised offline stores, some automakers and dealers may also view us as a competitor in these regional markets. Competition will be centered on factors similar to those affecting our current media services and leads generation services, primarily centered on increasing user reach, user engagement and brand recognition, relationships with the suppliers, and attracting and retaining advertisers or customers, among other factors. For our transaction business, as online automobile transaction is a relatively new business model and consumers in mainland China might be accustomed to make automobile purchases with traditional dealerships, we cannot guarantee that the automobile consumers in mainland China will accept such business model. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face significant competition, and if we fail to compete effectively, we may lose market share and our business, prospects and results of operations may be materially and adversely affected.”

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

Environmental, Social and Governance Initiatives

We filed our ESG report for the year ended December 31, 2025 on April 8, 2026. As a leading online destination for automobile consumers in China, we are committed to providing consumers with one-stop services covering the entire car purchase and ownership cycle, including high-quality services on automotive consumption and lifestyle to support the vigorous development of the automotive industry in mainland China. As a market leader, we have the responsibility to lead our industry toward a more sustainable future. To this end, we seek to build sustainability into everything we do. Below is a summary of our 2025 ESG highlights:

Environmental. In 2025, we continued to advance our “carbon neutrality by 2030” goal, achieving a year-on-year reduction in operational greenhouse gas emissions. We enhanced energy efficiency by retiring 589 outdated servers and replacing 1,160 legacy servers with 690 high-efficiency models, achieving a replacement ratio of approximately 1:1.68 (new to old). These efforts saved approximately 2.02 million kWh of electricity, equivalent to a reduction of approximately 1,072 tonnes of CO₂e. Additionally, we promoted green office practices across all locations, including paperless operations, centralized printing management, and employee engagement in low-carbon commuting initiatives.

Social. As of December 31, 2025, 36% of our employees were women. In 2025, 24.6% of employees participated in the company’s equity incentive plan, reinforcing long-term alignment and talent retention. The company maintains a zero-tolerance policy on child and forced labor, and all employees are covered by mainland China’s social security system and commercial health insurance. We also continue to support public welfare initiatives aligned with our business and community priorities.

Governance. In 2025, 100% of our directors and employees completed integrity training, reinforcing our zero-tolerance stance on corruption. We actively encourage suppliers and business partners to conduct their activities with honesty, integrity, self-discipline, and in full compliance with applicable laws. Accordingly, 100% of our suppliers and business partners signed the Commitment on Integrity (Anti-Corruption and Anti-Bribery) during the year.

The ESG report describes ESG topics that we consider are material to our business, how we manage them, our current performance, our long-term targets, and our strategies to achieving those long-term targets. For more information, please refer to the ESG report, which is accessible via hyperlink in our press release furnished to the SEC as Exhibit 99.1 to our Form 6-K (File No. 001-36222) on April 8, 2026. The ESG report is not incorporated by reference into this annual report.

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

On July 1, 2024, the State Council issued the Provisions of the State Council on Implementing the Registered Capital Registration Management System under the PRC Company Law (effective on the same day), and on December 20, 2024, the SAMR promulgated the Implementing Measures for the Administration of Company Registration (effective on February 10, 2025), both of which further strengthen the registration management of companies’ registered capital. Pursuant to such provisions and measures, there is a three-year transitional period, from July 1, 2024, to June 30, 2027, allowing existing companies to align their capital contribution timelines accordingly.

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

Regulations on Value-Added Telecommunications Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations, which drew a distinction between “basic telecommunication services” and “value-added telecommunications services.” The Telecommunications Regulations was subsequently revised on July 29, 2014 and on February 6, 2016. On December 28, 2015, the MIIT published the Classification Catalogue of Telecommunications Services (2015 Edition), or the 2015 Catalog, which took effect on March 1, 2016 and was partially revised on June 6, 2019. Under the 2015 Catalog, “value-added telecommunication services” was further classified into two sub-categories and 10 items. Both internet content provision services, or ICP services, and online data processing and transaction processing services are under the second subcategory of value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

On September 25, 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures. The Internet measures was most recently revised on December 6, 2024 and effective on January 20, 2025. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC.

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

To comply with these PRC laws and regulations, Shengtuo Hongyuan and Shanghai Jinyou hold ICP licenses. Autohome Information holds a value-added telecommunications services license for conducting online data processing and transaction processing services (for e-commerce only) and information services (for internet information services only), and a value-added telecommunications services license for information services (excluding internet information services).

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

As a Cayman Islands company and foreign legal person under laws of mainland China, we are subject to the aforesaid provisions. To comply with these regulations of mainland China, we operate our websites through the VIEs. Autohome Information is currently 50% owned by Shenglei Zhou and 50% owned by Xing Fang. Shengtuo Hongyuan is currently 50% owned by Shenglei Zhou and 50% owned by Xing Fang. Both of them are PRC citizens. Shanghai Jinyou is currently 99.5% owned by Weiwei Wang and 0.5% owned by Wenqin Cheng. Both of Weiwei Wang and Wenqin Cheng are PRC citizens. Each of Autohome Information, Shengtuo Hongyuan and Shanghai Jinyou holds an ICP license.

On April 8, 2024, the MIIT issued Announcement on the Pilot Program for the Expansion of Opening-Up in the Value-Added Telecommunications Services. According to this announcement, in the regions approved for the pilot program, restrictions on foreign equity shares shall be removed for certain businesses including online data processing and transaction processing business, as well as information services for information release platforms and delivery services (excluding internet news information, online publishing, internet audio-visual services, and internet cultural operations).

On January 8, 2025, the State Council issued Reply of the State Council on Approving Temporary Adjustments to the Implementation of Relevant Administrative Regulations and Department Rules in Beijing, which became effective on the same day. According to this reply, the Negative List shall be temporarily adjusted in Beijing. There would be no restrictions on the foreign shareholding ratios in value-added telecommunication services in Beijing, including the information service business (only applicable to application stores, excluding the fields prohibited for foreign investment) and internet access service business (only applicable to the provision of internet access services to users).

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

On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures for Reporting of Information on Foreign Investment, which came into effect on January 1, 2020 and pursuant to which, foreign investors or foreign-invested enterprises shall report investment information when foreign investors carry out investment activities directly or indirectly within mainland China, for example, the establishment of the foreign-invested enterprises, including establishment through holding the equities of a domestic enterprise or subscribing to the increased capital of a domestic enterprise, and its subsequent changes are required to submit an initial or change report through the enterprise registration system. Furthermore, on March 1, 2025, the MOFCOM announced the Pilot Program for the Reporting of Domestic Investment Information by Foreign-invested Enterprises, which became effective on July 1, 2025, providing that the foreign-invested enterprises registered in Shanghai and the other seven pilot regions shall submit a Form of Basic Information on Domestic Investment by Foreign-invested Enterprises when conducting investment activities within mainland China.

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
•
harms the honor and interests of the state;
•
incites ethnic hatred and racial discrimination or damages inter-ethnic unity;
•
undermines the PRC’s religious policy, propagates heretical teachings or feudal superstitions;
•
disseminates rumors, disturbs social order or disrupts social stability;
•
disseminates obscenity, pornography, gambling, violence, murder, terrorism or incites the commission of a crime;
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

On February 4, 2015, the CAC promulgated the Administrative Provisions on Account Names of Internet Users, or the Account Names Provisions, which became effective as of March 1, 2015. The Account Name Provisions requires all users of internet information service providers to authenticate their real identity information for registration of accounts. Relevant internet information service providers are responsible for the protection of users’ privacy, consistency of user information, such as account names, avatars, the requirements contemplated in the Account Names Provisions, making reports to the competent authorities and canceling relevant accounts if the names of institutions or social celebrities are illegally used for or associated with registration of account names, and taking appropriate measures to stop any other violations, such as notifying the user to make corrections within a specified time and suspending or canceling registration in the event of continuing non-compliance.

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

On June 27, 2022, the CAC promulgated the Administrative Provisions on the Account Information of Internet Users, which became effective as of August 1, 2022 and sets out guidelines on the account information of Internet users. Specifically, Internet-based information service providers that provide internet users with information release services shall (i) formulate and make public the rules for the management of accounts of Internet users and platform conventions, (ii) enter into service agreements with Internet users, (iii) require the users who apply for registration of accounts for production of information content in the fields of economy, education, medical care and health, justice, etc., to provide relevant materials such as service qualification, professional qualification and professional background, verify the same and add a special mark to the account information, (iv) display the home location information of the Internet protocol (IP) addresses of internet users’ accounts within a reasonable scope on the information page of internet users’ accounts so as to facilitate supervision by the public for public interests, and (v) establish a dynamic verification system for account information and a convenient portal for complaints and whistleblowing. Any Internet-based information service provider in violation of the present provisions shall be punished in accordance with relevant laws and administrative regulations.

On September 9, 2022, the Administrative Provisions on Internet Pop-up Push Notification Services was issued by the CAC, the MIIT and the SAMR, effective from September 30, 2022, which requires that providers of internet pop-up push notification services shall establish and improve management systems such as information content review, ecological governance, data security and personal information protection, and protection of minors.

On March 7, 2025, the CAC, the MIIT, the Ministry of Public Security and NRTA jointly promulgated the Measures for Labeling AI-Generated or Composed Content, which came into effect on September 1, 2025. The measures aim to promote the healthy development of AI and regulate the labeling of AI-generated or composed content. According to the measures, both explicit label and implicit label are required for AI-generated or composed content. The explicit label shall be prominently presented in texts, audios,images, videos and virtual scenes, while the implicit label shall record the generated or composed content in the file metadata. The service providers shall ensure the integrity of the label during the dissemination of the content and shall not maliciously delete, tamper with, forge or conceal the labeling of generated or composed content, and the internet application distribution platform shall verify the materials related to the labels for its generated or composed content. In addition, the Cybersecurity Technology—Labeling Method For Content Generated by Artificial Intelligence issued by the SAMR and the Standardization Administration of the PRC was simultaneously implemented on September 1, 2025.

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

On December 28, 2012, the SCNPC issued the Decision on Strengthening the Protection of Online Information. Most requirements under this decision relevant to ICP operators are consistent with the requirements already established under the MIIT provisions discussed above, but are often stricter and broader. Under this decision, ICP operators are required to take such technical and other measures necessary to safeguard information against inappropriate disclosure. To further implement this decision and relevant rules, the MIIT issued the Regulation of Protection of Telecommunication and Internet User Information on July 16, 2013, which became effective on September 1, 2013, and the SAMR and the Standardization Administration of the PRC issued the Telecom and Internet Service—User Personal Information Protection Requirements on December 28, 2023, which became effective on April 1, 2024.

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

The PRC Cybersecurity Law, which was promulgated on November 7, 2016 by the SCNPC and came into effect on June 1, 2017, as amended on October 28, 2025 and effective on January 1, 2026, provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the PRC Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies. In addition, the PRC Cybersecurity Law requires that critical information infrastructures operators generally shall store, within the territory of the mainland China, the personal information and important data collected and produced during their operations in the mainland China and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review. According to the PRC Cybersecurity Law, no individual or organization may engage in activities that threaten cybersecurity such as unlawful intrusion into others’ networks, interfering with the normal functions of others’ network and stealing network data, provide programs or tools for such intrusions, interference or stealing, or provide any assistance such as technical support, advertisement, payment or settlement for any other person if the individual or organization is fully aware that such person engages in an activity endangering cybersecurity.

On April 10, 2019, the Cyber Security and Protection Bureau of the Ministry of Public Security, the Beijing Internet Industry Association and the Third Research Institute of the Ministry of Public Security jointly issued Internet Personal Information Security Protection Guidance. The guidance applies to “personal information holders”, which means enterprises that provide services through the internet and organizations or individuals who use private networks or offline environments to control and process personal information. It indicates that in addition to traditional internet companies, companies or individuals in other fields are also subject to its governance for long as they are involved in the control and processing of personal information. The guidance heightens requirements on the collection of personal information by personal information holders. For example, the guidance provides that personal information that is not related to the services provided by personal information holders should not be collected, and service providers shall not force users to provide personal information by bundling products or various business functions of the service.

On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of SAMR, issued the Notice on the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations. The notice requires that there shall be a privacy policy in the app, and the privacy policy shall contain the rules for collecting and using personal information. The notice also requires that the app shall prompt their users to read the privacy policy through obvious methods such as pop-up windows when an app is put into operation for the first time. According to the notice, the type of personal information collected by the app should be limited to the extent necessary to meet the operation of the corresponding business function. If personal information collected through app for a new business function is beyond the scope of a user’s previous consent, refusing to provide the original business function by the app upon the user’s disagreement with the new scope of personal information collection shall be considered as in violation of the necessity principle, except in the case where the new business function replaces the previous business function. To further implement the notice and relevant rules, the CAC promulgated the Public Consultation on the Provisions on the Collection and Use of Personal Information by Internet Applications (Draft for Comment) on January 10, 2026, which provides that internet applications shall provide configuration options for the collection and use of personal information based on functional scenarios, allowing users to separately authorize personal information collection for specific features.

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

On July 30, 2021, the State Council promulgated the Regulations for Safe Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations for Safe Protection of Critical Information Infrastructure, “critical information infrastructure” shall mean the important network facilities and information systems of important industries and fields, such as public communications and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, technology and industry, as well as other important network facilities and information systems, which, may seriously endanger national security, national economy and people’s livelihoods and public interest in the event of damage, loss of function or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate identification criteria and determine the critical information infrastructure in the respective industry and field. The operators shall be informed about the final determination as to whether the information infrastructure they operate is categorized as critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which came into effect on November 1, 2021. The Personal Information Protection Law integrates the scattered rules with respect to personal information rights and privacy protection. Pursuant to the Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, including but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation etc. Processors processing personal information exceeding the threshold to be set by the relevant authorities and critical information infrastructure operators are required to store, within the territory of the mainland China, the personal information collected and produced within the mainland China. Specifically, personal information processors using personal information for automated decision-making shall ensure the transparency of decision-making and the fairness and impartiality of the results, and shall not impose unreasonable differential treatment on individuals in terms of pricing and other transaction conditions. The relevant governmental authorities shall organize assessment on mobile apps’ personal information protection and publicize the outcome. The mobile apps that are identified as not in compliance with personal information protection requirements under such law may be required to suspend or terminate the services and the operators may also be subject to penalties including confiscation of illegal revenues and fines. Furthermore, the Personal Information Protection Law also provides for the rights of natural persons whose personal information is processed, and heightens the protection of the personal information of minors under 14 and sensitive personal information. On April 25, 2025, the SAMR and the Standardization Administration of the PRC issued the Security Requirements for Processing of Sensitive Personal Information, which became effective on November 1, 2025, further specifying technical requirements for sensitive personal information processing activities.

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

On February 22, 2023, the CAC promulgated the Measures on the Standard Contract for Outbound Transfer of Personal Information, which came into effect on June 1, 2023. On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-border Data Flow. The aforementioned two provisions provide rules on the cross-border data transfer, including the regulation on the personal information processor that transfers personal information offshore by establishing standardized contracts.

On May 23, 2023, the SAMR and the Standardization Administration of the PRC jointly released the Guidelines for Category and Classification of Cybersecurity Incidents, which came into effect on December 1, 2023, defined the classification of cybersecurity incidents and expanded the scope of identifying cybersecurity incidents.

On September 11, 2025, the CAC promulgated the Measures for the Administration of National Cybersecurity Incident Reporting, which came into effect on November 1, 2025. Pursuant to the Measures for the Administration of National Cybersecurity Incident Reporting, upon the occurrence of a cybersecurity incident, the network operator shall promptly activate its emergency plan for disposal and conduct an assessment in accordance with the Guidelines for Category and Classification of Cybersecurity Incidents. For cybersecurity incidents of a relatively serious level or above, the network operator shall report such incidents in accordance with the prescribed procedures.

On September 24, 2024, the State Council promulgated the Network Data Security Management Regulations, or the Data Security Regulations, which is applicable to network data processing activities and the security supervision and administration thereof conducted within the territory of the PRC and took effect on January 1, 2025. The Data Security Regulations stipulates that data processors engaging in data processing activities that affect or may affect national security shall be subject to cybersecurity review in accordance with relevant laws and regulations. Furthermore, the Data Security Regulations includes, but is not limited to, the following provisions: (i) the Data Security Regulations provides specific guidelines to clarify the Personal Information Protection Law regarding notification, consent, and individuals’ rights; (ii) the Data Security Regulations outlines the requirements for establishing an important data catalog and stipulates the responsibilities of network data processors to identify and report important data; (iii) the Data Security Regulations optimizes regulations for cross-border data security management, specifying conditions under which network data processors may provide personal information abroad. The regulations clarify that data not identified or publicly disclosed as important data by relevant regions or departments need not undergo cross-border security assessments for important data; (iv) the Data Security Regulations sets forth network data security protection requirements for network platform service providers, third-party product and service providers, and other relevant entities. In addition, pursuant to the Data Security Regulations, large network platform service providers shall publish an annual social responsibility report on personal information protection. Large network platforms refer to network platforms with more than 50 million registered users or more than 10 million monthly active users, which have complex business types and whose network data processing activities have significant impact on national security, economic operation, vital public interests, or other aspects. On November 22, 2025, the CAC and the Ministry of Public Security promulgated the Public Comments Solicitation for the Provisions on Personal Information Protection for Large Online Platforms (Draft for Comment), which provides that the national cyberspace administration together with the Ministry of Public Security under the State Council and other relevant departments, shall formulate and publish a catalogue of large online platforms and update it dynamically, and a large network platform service provider is a network data processor providing large online platform services. As of the date of this annual report, there is uncertainty regarding whether we will be designated as a large network platform service provider, as the catalogue of large online platforms has not been published and the specific determination criteria of the large network platform service provider have not been effective. If we are designated as a large network platform service provider, we may be subject to obligations in addition to those with which we are currently obligated to comply, including publishing an annual social responsibility report on personal information protection.

On October 28, 2025, the SCNPC promulgated the Amendment to the PRC Cybersecurity Law (2025), which became effective on January 1, 2026. The Amendment provides that network operators and critical information infrastructure operators who fail to fulfill their cybersecurity obligations, thereby causing serious consequences that endanger cybersecurity, such as large-scale data breaches or partial loss of critical information infrastructure functionality, shall be subject to more severe penalties. These penalties include fines ranging from RMB500,000 to RMB10.0 million, and personal liabilities imposed upon responsible individuals.

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

Regulations on Anti-Monopoly

The Anti-monopoly Law promulgated by the SCNPC, became effective on August 1, 2008 and was latest amended on June 24, 2022. The amended revised version (i) makes changes to the merger review process by enabling SAMR to review non-threshold transactions and introducing the stop-clock system, (ii) changes the rules on anticompetitive agreements for resale price maintenance, introducing a “safe harbor” for vertical monopoly agreement, (iii) provides undertakings “may not organize other undertakings to reach a monopoly agreement or provide substantial assistance for other undertakings to reach a monopoly agreement”,(iv) increases in fines imposed on different parties, e.g., amending the fine for illegal concentration of business operators from “a fine of up to RMB500,000” to “a fine of no more than ten percent of its prior year’s sales revenue if the concentration of the business operators has or may have an effect of eliminating or restricting competitions; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of eliminating or restricting competitions,” (v) creates new fines, including, for example, the specific amount of the fine at not less than two times but not more than five times of the normal amount of the fine determined by the competent authority in case of particularly serious circumstances with particularly adverse effects and serious consequences. On March 10, 2023, the SAMR issued the Provisions on the Prohibitions of Monopoly Agreements, which was amended on December 9, 2025 and came into force on February 1, 2026. On March 10, 2023, the SAMR issued the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions and the Provisions on the Review of Concentrations of Undertakings, both of which took effect on April 15, 2023. The provisions detail the relevant rules set forth in the amended Anti-monopoly Law and further elaborate on the factors to be taken into consideration when assessing monopoly agreements, acts of abusing market dominance and concentration of undertakings. For example, the Provisions on the Prohibitions of Monopoly Agreements further clarifies the subject scope of “undertakings with a competitive relationship” in horizontal monopoly agreements, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions further specifies that a business operator with a dominant market position may not abuse its dominant market position to conduct acts, sanctions for violation include an order to stop the illegal act, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue from the previous year), and the Provisions on the Review of Concentrations of Undertakings requires that transactions which are deemed concentrations involving business operators that meet revenue threshold prescribed by the State Council are subject to filing at the SAMR.

Furthermore, the PRC government is also enhancing the regulations specially related to platform economy operators. On April 25, 2024, the Anti-monopoly and Anti-unfair Competition Commission of the State Council issued Anti-monopoly Compliance Guideline for Business Operators, which aims to guide and support business operators in establishing and improving anti-monopoly compliance management systems and to enhance their ability to prevent and handle anti-monopoly compliance risks. In particular, on February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day. As a compliance guidance under the existing PRC anti-monopoly laws and regulations for platform economy operators, the Guideline comprehensively addresses five aspects: general provisions, monopoly agreements, market dominance abuse, business concentration, and the misuse of administrative powers to eliminate or restrict competition. It specifically prohibits monopolistic behaviors by internet platforms, aiming to foster a competitive market environment, and to safeguard the interests of consumers and businesses engaged in the internet platform economy. On January 28, 2026, the SAMR promulgated the Guidelines on Anti-Monopoly Compliance for Internet Platforms, which became effective on the same day, and further provides compliance standards under the Guideline.

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

On January 22, 2024, the State Council released the Provisions of the State Council on the Threshold for the Filing of Concentration of Undertakings mainly to optimize the filing standard, which became effective on the same day. These provisions significantly adjust the revenue threshold of merger control filing to either one of the following two conditions: (i) the worldwide revenue of all business operators involved in the concentration exceeds RMB12 billion (the previous threshold was RMB10 billion) collectively in the last fiscal year, and the revenue in mainland China of at least two business operators among them each exceeds RMB800 million (the previous threshold was RMB400 million) in the last fiscal year; or (ii) the revenue in mainland China of all the business operators involved in the concentration exceeds RMB4 billion (the previous threshold was RMB2 billion) collectively in the last fiscal year, and the revenue in mainland China of at least two business operators among them each exceeds RMB800 million (the previous threshold was RMB400 million) in the last fiscal year. Furthermore, if there is evidence indicating that the concentration of business operator has or may have an effect of excluding or limiting competition, the anti-monopoly authority may order the operators to file for clearance, regardless of the threshold standard.

On September 5, 2023, the SAMR promulgated the Anti-monopoly Compliance Guidelines, which became effective on the same day and details the circumstances constituting the concentration of undertakings, including merger of undertakings, acquisition of control over other undertakings by an undertaking through acquisition of equity or assets, acquisition of control over other undertakings by an undertaking through contract or any other means or ability to exert decisive impact on other undertakings. The Anti-monopoly Compliance Guidelines emphasizes where a concentration of undertakings reaches the filing threshold, undertakings shall declare in advance to the SAMR and may not implement the concentration before the declaration is made or approved.

Regulations on Advertisements

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they produce or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been duly performed and that the relevant approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease publication of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAMR or its local branches may order the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liabilities if they infringe on the legal rights and interests of third parties.

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

Regulations on Producing Audio/Video Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004. On August 28, 2015, State General Administration of Press, Publication, Radio, Film and Television Decree No. 3 was issued to amend some provisions of the aforesaid Measures, which was further revised on by the NRTA on October 29, 2020 and on June 3, 2025. These Measures provide that any entities that engage in the production of radio and television programs are required to apply for a Permit for Production and Operation of Radio and TV Programs from the competent administrative authority. Applicants for this permit must meet several criteria.

Both Autohome Information and Shengtuo Hongyuan hold operating licenses for the production and dissemination of radio and television programs (excluding current affairs news and similar themed specials or columns).

Regulations on Internet Mapping Services

According to the Administrative Measures on Surveying and Mapping Qualifications, as promulgated by the Ministry of Natural Resources on June 7, 2021, which became effective on July 1, 2021, an entity providing internet mapping services should apply for the Surveying and Mapping Qualification Certificate for Surveying and Mapping, and perform within the scope of the certificate. According to these rules, certain conditions and requirements, such as the number of technical personnel and map security verification personnel, security facilities and approval from relevant provincial or national government on the service provider’s security system, qualification management and filings management, are necessary for an entity applying for a Surveying and Mapping Qualification Certificate.

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

Regulations on E-commerce

Pursuant to the Measures for the Supervision and Administration of Online Trading (which became effective on May 1, 2021, as amended on March 18, 2025 and effective as of May 1, 2025, and applies to business activities involving the sale of commodities or provision of services through the Internet and other information networks as well as the supervision and administration thereof by market regulatory departments), online transaction operators shall go through the market entity registration in accordance with the law, except for the circumstances under which registration is not required as specified in Article 10 of the E-Commerce Law. In addition, online transaction operators shall disclose commodity or service information in a comprehensive, truthful, accurate and timely manner, and protect consumers’ right to know and right to choose. Our platform business is subject to these aforementioned measures.

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

An e-commerce platform operator shall take joint liabilities with the relevant operators on its platform and may be subject to warnings and fines up to RMB2,000,000 where (i) it fails to take necessary measures when it knows or should have known that the products or services provided by an operator on its platform does not comply with the personal or property safety requirements or such operator’s other acts may infringe on the lawful rights and interests of the consumers; or (ii) it fails to take necessary measures, such as deleting and blocking information, disconnecting, terminating transactions and services, when it knows or should have known that an operator on its platform infringes any intellectual property rights of any other third party. An E-commerce platform operator shall not take advantage of the service agreement, transaction rules or other means to impose unreasonable restrictions or transaction conditions on the transactions of operators on its platform or the price of such transactions, or collect unreasonable fees against operators on its platform, or otherwise it may be subject to warnings and fines up to RMB2,000,000.

In addition, on December 18, 2024, the SAMR promulgated the Interim Measures for Assistance in Law Enforcement Investigation Relating to Online Transactions (effective on January 20, 2025); on March 18, 2025, the SAMR amended the Measures for the Supervision and Administration of Online Transactions (effective on May 1,

2025); and on December 18, 2025, the SAMR and CAC jointly promulgated the Measures for the Supervision and Administration of Rules of Online Transaction Platforms (effective on February 1, 2026), all of which further strengthen and specify the obligations of online transaction platform operators.

On February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day. As a compliance guidance under the existing PRC anti-monopoly laws and regulations for platform economy operators, the Guideline intends to regulate abuse of a dominant position and other anti-competitive practices. Pursuant to the Guideline, representative examples of abuse of dominance include unfairly locking in exclusive agreements with operators and targeting specific customers with unreasonable big-data driven tailored pricing through their online behavior to eliminate or limit market competition. On January 28, 2026, the SAMR promulgated the Guidelines on Anti-Monopoly Compliance for Internet Platforms, which became effective on the same day, and further provides compliance standards under the Guideline.

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

On July 21, 2023, the MIIT promulgated Notice on the Record-filing of Mobile Internet Apps, which became effective on the same day and stipulates that APP sponsors engaged in Internet information services within the territory of the PRC shall complete the record-filing formalities. App sponsor shall not conduct the internet information services via Apps before the completion of the record-filing formalities with respect to such mobile internet apps. As of the date of this annual report, the company has completed the aforesaid record-filing formalities for Autohome and other relevant apps with the MIIT.

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

Both Shengtuo Hongyuan and Shanghai Jinyou have been filed as entities conducting used automobiles brokerage business in the MOFCOM’s national car circulation information management and application service systems.

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

On December 3, 2021, the General Office of the CBIRC issued the Circular on Clarifying Relevant Measures on Open up of Insurance Agency Markets, or the Circular 128, which became effective on the same day and stipulates that foreign insurance brokerage companies with actual business experience and in compliance with the relevant regulations of the CBIRC to invest in and establish insurance brokerage companies in China to engage in insurance brokerage business, and the following qualification requirements for the foreign investor of an insurance brokerage company are abolished: (i) the foreign investor shall have engaged in insurance brokerage business for more than thirty years within the territories of World Trade Organization members; (ii) the foreign investor shall have established its representative office in China for two consecutive years; and (iii) the total assets of the foreign investor shall be no less than US$200 million as of the end of the year prior to its application. However, because these laws, regulations and standards are subject to varying interpretations, there remain uncertainties as to practical application.

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

On March 13, 2025, the State Council promulgated the Provisions of the State Council on the Settlement of Foreign-related IP Disputes, or the Provisions, which came into effect on May 1, 2025. The Provisions consists of 18 articles, aimed at strengthening intellectual property services, enhancing the capacity-building of enterprises, and regulating foreign-related investigation and evidence collection. Specifically, the Provisions provides that if a foreign country fails to grant national treatment to Chinese citizens or organizations, or is unable to provide adequate and effective intellectual property protection, the competent commerce authorities of the State Council may conduct investigations and take necessary measures. Furthermore, if a foreign country uses intellectual property disputes as a pretext to suppress China, or imposes discriminatory restrictive measures on Chinese citizens or organizations, the relevant departments of the State Council may take corresponding countermeasures and restrictions in accordance with the law.

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

On February 17, 2023, the CSRC released the Overseas Listing Trial Measures and five supporting guidelines, which took effect on March 31, 2023, subsequently, the CSRC issued supporting guideline No.6 promulgated and effective on May 16, 2023 and supporting guideline No.7 promulgated and effective on May 7, 2024. Pursuant to the Overseas Listing Trial Measures, mainland China domestic companies that seek to offer or list securities overseas, both directly and indirectly, must file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. They must also file within three business days after completing a follow-on offering or under other circumstances requiring CSRC filing. According to the Overseas Listing Trial Measures, if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by mainland China domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, pursuant to the Overseas Listing Trial Measures, if a mainland China domestic company undergoes a change in control after the completion of its offshore offering and listing, it must report the relevant details to the CSRC within three business days from the date of occurrence and public disclosure of such change. If a mainland China domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such mainland China domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

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

On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and was amended on December 30, 2019 and March 23, 2023. On June 9, 2016, SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was amended on December 4, 2023. SAFE Circular 16 revised some provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from registered capital denominated in foreign currency of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than the foreign-invested company’s affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties. Pursuant to both SAFE Circular 19 and SAFE Circular 16, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will system for foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account, special account for foreign debt or special account for overseas listing into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. According to SAFE Circular 19 and SAFE Circular 16, such Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, it is still not clear whether foreign-invested enterprises like our mainland China subsidiaries are allowed to extend intercompany loans to the VIEs. See “Item 3. Key Information—D. Risk Factor—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, mainland China’s entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our equity offerings to make loans to our mainland China subsidiaries and the VIEs or to make additional capital contributions to our mainland China subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

On September 12, 2025, SAFE promulgated the Circular Regarding Matters Concerning Deepening the Reform of Foreign Exchange Administration for Cross-Border Investment and Financing, or SAFE Circular 43, which became effective on the same day. SAFE Circular 43 provides that registration procedures are not required to complete when foreign-invested enterprises use their foreign exchange capital and the Renminbi funds obtained from its settlement for domestic reinvestment in the mainland China, and the relevant funds for such domestic reinvestment may be directly transferred to the relevant accounts, on the condition that the special administrative measures for foreign investment access are not violated and such investment project is genuine and compliant.

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

In order to encourage foreign investors to retain their distributed profits within mainland China for reinvestment, the MOF, the SAT and the MOFCOM jointly issued the Announcement on Tax Credit Policy for Overseas Investors Using Distributed Profits for Direct Investments on June 27, 2025. Pursuant to this announcement, foreign investors who use profits distributed by “mainland China resident enterprise” for direct reinvestment in mainland China during the period from January 1, 2025 to December 31, 2028 may be eligible for a tax credit of 10% of the investment amount against their enterprise income tax payable, provided that such reinvestment is held for at least five consecutive years and meets other specified conditions.

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

Regulations on Employee Stock Options Plans

In December 2006, the PBOC promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. The relevant implementing rules which were issued in January 2007 and further revised in May 2016 and March 2023 by SAFE specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of an overseas publicly listed company. In February 2012, SAFE promulgated the Stock Option Notice that supersedes the requirements and procedures for the registration of mainland China resident individuals’ participation in stock incentive plans set forth by certain rules promulgated by SAFE in March 2007 and January 2008. The purpose of the Stock Option Notice is to regulate the foreign exchange administration of mainland China resident individuals who participate in employee stock holding plans and share option plans of overseas listed companies. The Capital Account Foreign Exchange Business Guidelines (2024 Edition), promulgated by SAFE on April 3, 2024 and effective as of May 6, 2024, sets forth detailed implementing provisions and procedural guidance for the Stock Option Notice.

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

Pursuant to the Reform Plan of the State Tax and Local Tax Collection Administration System, which was promulgated by the General Office of the Communist Party of China and the General Office of the State Council of the PRC on July 20, 2018, from January 1, 2019, all the social insurance premiums including the premiums of the basic pension insurance, unemployment insurance, maternity insurance, employment injury insurance and basic medical insurance will be collected by the tax authorities. According to the Notice by the General Office of the State Administration of Taxation on Conducting the Relevant Work Concerning the Collection Administration of Social Insurance Premiums in a Steady, Orderly and Effective Manner promulgated on September 13, 2018, all the local authorities responsible for the collection of social insurance are strictly forbidden to conduct self-collection of historical unpaid social insurance contributions from enterprises. Notice of the State Administration of Taxation on Implementing Measures on Further Support and Serve the Development of Private Economy promulgated on November 16, 2018 reiterates that tax authorities at all levels may not organize self-collection of arrears of taxpayers including private enterprises in the previous years.

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

C.
Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and VIEs, as of the date of this annual report:

Notes:

(1)
The two individuals are Shenglei Zhou and Xing Fang, each a PRC citizen. Each of Shenglei Zhou and Xing Fang holds 50% of the equity interests in Autohome Information. Each of Shenglei Zhou and Xing Fang is our director.
(2)
The two individuals are Weiwei Wang and Wenqin Cheng, each a PRC citizen. Weiwei Wang holds 99.5% of the equity interests in Shanghai Jinyou and Wenqin Cheng holds 0.5% of the equity interests in Shanghai Jinyou. Weiwei Wang is the founder of TTP Car Inc. Wenqin Cheng is an employee of TTP Car Inc.
(3)
The two individuals are Shenglei Zhou and Xing Fang, each a PRC citizen. Each of Shenglei Zhou and Xing Fang holds 50% of the equity interests in Shengtuo Hongyuan. Each of Shenglei Zhou and Xing Fang is our director.

As of March 31, 2026, CARTECH owned 43.6% of our total issued and outstanding ordinary shares. CARTECH is a subsidiary of Haier Group, which beneficially owned 43.6% of the total voting rights in our company.

Autohome WFOE has entered into a series of contractual agreements with Autohome Information and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in August 2025, by and between Autohome WFOE, Autohome Information, Mr. Shenglei Zhou and Mr. Xing Fang, our directors. Autohome WFOE has also entered into a series of contractual agreements with Autohome Information and two of its subsidiaries, respectively, namely Beijing Shengtuo Autohome Advertising Co., Ltd., or Autohome Advertising, and Beijing Shengtuo Chengshi Advertising Co., Ltd., or Chengshi Advertising. Such contractual arrangements allow us to (i) have power to direct significant activities of Autohome Information and its subsidiaries, (ii) receive substantially all of the economic benefits of Autohome Information and its subsidiaries, and (iii) have an exclusive option to purchase all or part of the equity interests in Autohome Information and its subsidiaries when and to the extent permitted by the PRC laws.

In addition, Chezhiying WFOE has entered into a series of contractual agreements with Shengtuo Hongyuan and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in August 2025 by and between Chezhiying WFOE, Shengtuo Hongyuan, Mr. Shenglei Zhou and Mr. Xing Fang, our directors. Chezhiying WFOE has also entered into a series of contractual agreements with Shengtuo Hongyuan and its subsidiary, namely Beijing Autohome Used Car Appraisal Co., Ltd., or Autohome Used Car Appraisal. Such contractual arrangements allow us to (i) have power to direct significant activities of Shengtuo Hongyuan and its subsidiary, (ii) receive substantially all of the economic benefits of Shengtuo Hongyuan and its subsidiary, and (iii) have an exclusive option to purchase all or part of the equity interests in Shengtuo Hongyuan and its subsidiary when and to the extent permitted by the PRC laws.

In September 2025, TTP WFOE entered into a series of contractual agreements with Shanghai Jinyou and its individual nominee shareholders, namely Weiwei Wang and Wenqin Cheng. The contractual arrangements of TTP WFOE with Shanghai Jinyou and its shareholders allow TTP to (i) have power to direct significant activities of Shanghai Jinyou, (ii) receive substantially all of the economic benefits of Shanghai Jinyou, and (iii) have an exclusive option to purchase all or part of the equity interests in Shanghai Jinyou when and to the extent permitted by the PRC laws.

For the information regarding our contractual arrangements, please refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with the Variable Interest Entities.”

D.
Property, Plants and Equipment

Our corporate headquarter is located in Beijing, China, where we lease office space with an area of approximately 23,215 square meters. We generally make rental payments on a monthly or quarterly basis. In addition, as of December 31, 2025, we also leased office for our regional operation centers in Shanghai, Guangzhou and Tianjin in China. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

A.
Operating Results

Overview

We are the leading online destination for automobile consumers in mainland China, ranking first among automotive service platforms in China in terms of mobile daily active users as of December 31, 2025, according to QuestMobile. Through our three websites, autohome.com.cn, che168.com and ttpai.cn, accessible mainly through PCs, mobile devices, our mobile applications and mini apps, we deliver comprehensive, independent and interactive content and tools to automobile consumers as well as a full suite of services to automakers and dealers across the auto value chain.

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
•
Online marketplace and others: While we continue to strengthen our media and leads generation services, we are also further developing our online marketplace and other businesses. These businesses focus on providing facilitation services for new and used vehicles transactions and other platform-based services for new and used car buyers and sellers. Through our auto financing business, we provide services to our cooperative financial institutions that involve facilitating the sale of their loans and insurance products to consumers and used automobile sellers. From the end of 2017, we began offering data products, which leverage our intelligent big data analytics capabilities and massive pool of accumulated user data to provide end-to-end data- driven products and solutions for automakers and dealers across different stages of the value chain. We believe the breadth and depth of these products and solutions on our platform will allow us to build a robust and technology-driven automotive ecosystem that covers all aspects of the automobile ownership life cycle. We establish a network of franchised offline stores and expand our involvement in vehicle sales. We also provide comprehensive auto-related services to our users by integrating TTP’s offline vehicle examination, ownership transfer services and other ancillary services with our online services.

Our net revenues decreased by 2.0% from RMB7,184.1 million in 2023 to RMB7,039.6 million in 2024, and decreased by 8.3% from RMB7,039.6 million in 2024 to RMB6,452.0 million (US$922.6 million) in 2025. Our net income attributable to Autohome Inc decreased by 13.1% from RMB1,935.3 million in 2023 to RMB1,681.1 million in 2024, and decreased by 14.2% from RMB1,681.1 million in 2024 to RMB1,442.8 million (US$206.3 million) in 2025.

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

We also generate revenues from online marketplace and others, which consist of data products, new and used vehicle transactions, auto financing and others. For data products, we provide end-to-end data-driven products and solutions for automakers and dealers. For new and used vehicle transactions and auto financing business, we provide services such as transaction facilitation, transaction-oriented marketing solutions, sales leads, loan facilitation and insurance brokerage services. For vehicle sales, we sell vehicles to the franchised offline stores and individual customers. The service fees are recognized when the services are provided, sales leads are delivered or upon the successful of transaction facilitation, or over the service period of data-driven products and solutions by automakers and dealers, and control of the vehicles is transferred to the customers with acceptance reports.

The following table sets forth the principal components of our net revenues in absolute amounts and as percentages of our total net revenues for the years presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues:
Media services	1,870,819	26.0	1,523,075	21.6	1,153,419	164,937	17.9
Leads generation services	3,111,805	43.4	3,135,885	44.6	2,709,235	387,415	42.0
Online marketplace and others	2,201,511	30.6	2,380,627	33.8	2,589,376	370,276	40.1
Total net revenues	7,184,135	100.0	7,039,587	100.0	6,452,030	922,628	100.0

Media Services Revenues

We generate media services revenues primarily from automaker advertising services and regional marketing campaigns conducted by certain automobile brands’ regional offices. In 2023, 2024 and 2025, 96, 101 and 96 automakers operating in mainland China, respectively, purchased media services from us directly or through third-party advertising agencies. We primarily use a “cost per day” pricing model to price our online advertising services by charging advertisers on a daily basis for an advertisement placed in a given location on our websites and mobile applications. As we continue to grow our user base and enhance user engagement, we have set up “cost per thousand impressions,” “cost per click” and other performance-based pricing models. These initiatives have already begun to generate revenues, but the amount was relatively insignificant compared to the revenues generated from the “cost per day” pricing model.

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

Leads Generation Services Revenues

We generate leads generation services revenues through (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and (iii) used car listing services. Our dealer subscribers are dealers that have purchased subscription packages which are delivered through our dealership information system. We provide our dealer subscribers with additional tools and features to enable them to more effectively market their inventories on our websites and mobile applications. Our used car listing services primarily consist of listing and display of used vehicles and generation of sales leads to dealers through our platform. We provided leads generation services to 24,248, 24,900 and 23,540 dealers in 2023, 2024 and 2025, respectively. Our leads generation services revenues accounted for 43.4%, 44.6% and 42.0% of our net revenues in 2023, 2024 and 2025, respectively. We will continue to enhance our ability to (i) increase the penetration rate of high-end subscription packages; (ii) provide more diversified and upgraded value-added services to our dealer customers, leveraging our capabilities of connecting dealers with our large user base; and (iii) ultimately increase the average revenue contribution per dealer.

Online Marketplace and Others Revenues

We generate revenues from online marketplace and others through our data products, new and used vehicle transaction platform, auto financing services and others. Our data products leverage our intelligent big data analytics capabilities and massive pool of accumulated user data to provide end-to-end data-driven products and solutions for automakers and dealers across different stages of the value chain. For new vehicles, our transaction business currently focuses on platform-based services including facilitating transactions, providing transaction-oriented marketing solutions and other platform-based services. For used vehicles, our transaction platform functions as a transaction system, which connects automobile buyers and used automobile sellers and facilitates their vehicle transactions on our platform through providing a wide range of auto related services, such as online bidding services and valuation tools. For our auto financing business, based on users’ preferences and our big data analysis, we recommend a broad range of loans and insurance products offered by our cooperative financial institutions to our users who have auto financing needs and we match them with these financial institutions to facilitate transactions. We have also introduced merchant loans offered by our cooperative financial institutions to automobile sellers. As a result of our acquisition of Shanghai Tianhe in 2017, we currently facilitate the transactions of insurance products between consumers and our cooperative insurance business partner as an insurance brokerage service provider. We establish a network of franchised offline stores and expand our involvement in vehicle sales. We also provide comprehensive auto-related services to our users by integrating TTP’s offline vehicle examination, ownership transfer services and other ancillary services with our online services. Our revenues from online marketplace and others accounted for 30.6%, 33.8% and 40.1% of our net revenues in 2023, 2024 and 2025, respectively. Going forward, we will explore diversified business models and opportunities to build a robust and comprehensive e-commerce platform and continue to develop our transaction system and data products businesses.

Cost of Revenues

Cost of revenues refers primarily to (i) operational costs, (ii) content costs, (iii) bandwidth and internet data center (“IDC”) costs and (iv) tax surcharges. The following table sets forth the principal components of our cost of revenues in absolute amounts and as a percentage of our total net revenues for the years indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues:
Operational costs (1)	696,197	9.7	922,604	13.1	1,307,021	186,902	20.2
Content costs	396,502	5.5	246,348	3.5	199,958	28,594	3.1
Bandwidth and IDC costs	110,508	1.5	122,181	1.8	112,924	16,148	1.8
Tax surcharges	95,147	1.3	85,345	1.2	67,548	9,659	1.0
Others	113,527	1.7	106,742	1.5	96,380	13,781	1.5
Total cost of revenues	1,411,881	19.7	1,483,220	21.1	1,783,831	255,084	27.6

Note:

(1)
Including share-based compensation expenses of RMB8.0 million for 2023, RMB 8.1 million for 2024, and RMB14.8 million (US$2.1 million) for 2025.

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

Tax Surcharges

Our tax surcharges primarily consist of cultural development fees charged for our advertising services, construction and maintenance tax and education surcharges. Our overall tax surcharges as a percentage of our total net revenues was 1.3% in 2023, 1.2% in 2024 and 1.0% in 2025.

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

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and product development expenses. The following table sets forth our operating expenses in absolute amounts and as percentages of our total net revenues for the years indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses
Sales and marketing expenses(1)	3,012,479	41.9	2,988,169	42.4	2,532,667	362,167	39.3
General and administrative expenses(2)	537,979	7.5	534,809	7.6	504,013	72,072	7.8
Product development expenses(3)	1,348,472	18.8	1,318,443	18.7	1,063,746	152,114	16.5
Total operating expenses	4,898,930	68.2	4,841,421	68.7	4,100,426	586,353	63.6

Notes:

(1)
Including share-based compensation expenses of RMB49.3 million for 2023, RMB48.4 million for 2024, and RMB56.9 million (US$8.1 million) for 2025.
(2)
Including share-based compensation expenses of RMB51.9 million for 2023, RMB51.1 million for 2024, and RMB60.1 million (US$8.6 million) for 2025.
(3)
Including share-based compensation expenses of RMB85.9 million for 2023, RMB84.3 million for 2024, and RMB87.1 million (US$12.5 million) for 2025.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
VAT refunds	233,922	3.3	219,790	3.1	169,895	24,295	2.6
Government grants	27,184	0.4	71,771	1.0	42,107	6,021	0.7
Others	2,995	0.0	(3,010)	(0.0)	(10,488)	(1,500)	(0.2)
Other Operating Income, net	264,101	3.7	288,551	4.1	201,514	28,816	3.1

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

Autohome WFOE, Chezhiying WFOE, Beijing Autohome Technologies Co., Ltd., or Beijing Autohome Technologies, Beijing Prbrownies Software Co., Ltd., or Beijing Prbrownies, Hainan Chezhiyitong Information Technology Co., Ltd., or Hainan Chezhiyitong, Tianjin Autohome Software Co., Ltd., or Tianjin Autohome, and another two subsidiaries are recognized as HNTEs and are eligible for a 15% preferential tax rate effective until 2025 at earliest, upon the completion of their filings with the relevant tax authorities.

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

Beijing Prbrownies registered as a KSE and enjoyed a reduced enterprise income tax of 10% for tax year from 2017 to 2024. Tianjin Autohome registered as a KSE and enjoyed tax exemption for tax years from 2021 to 2023 and 10% for 2024. Going forward, if Beijing Prbrownies or Tianjin Autohome, fails to complete the filing and registration with the relevant tax authorities, it will no longer enjoy the preferential tax rate.

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

Chezhiying WFOE, Hainan Chezhiyitong and Tianjin Autohome are recognized as software enterprises and could be exempt from income tax for the tax year of 2019 and 2020 and enjoyed a 50% reduction in the statutory income tax rate of 25% for the tax year from 2021 to 2023. As mentioned above, Tianjin Autohome enjoyed a tax exemption for the tax year from 2021 to 2023 and 10% for 2024 as a KSE.

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

Results of Operations

The following table presents our results of operations in absolute amounts and as a percentage of our total net revenues for the years indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues
Media services	1,870,819	26.0	1,523,075	21.6	1,153,419	164,937	17.9
Leads generation services	3,111,805	43.4	3,135,885	44.6	2,709,235	387,415	42.0
Online marketplace and others	2,201,511	30.6	2,380,627	33.8	2,589,376	370,276	40.1
Total net revenues	7,184,135	100.0	7,039,587	100.0	6,452,030	922,628	100.0
Cost of revenues(1)	(1,411,881)	(19.7)	(1,483,220)	(21.1)	(1,783,831)	(255,084)	(27.6)
Gross Profit	5,772,254	80.3	5,556,367	78.9	4,668,199	667,544	72.4
Operating expenses
Sales and marketing expenses(1)	(3,012,479)	(41.9)	(2,988,169)	(42.4)	(2,532,667)	(362,167)	(39.3)
General and administrative expenses(1)	(537,979)	(7.5)	(534,809)	(7.6)	(504,013)	(72,072)	(7.8)
Product development expenses(1)	(1,348,472)	(18.8)	(1,318,443)	(18.7)	(1,063,746)	(152,114)	(16.5)
Total operating expenses	(4,898,930)	(68.2)	(4,841,421)	(68.7)	(4,100,426)	(586,353)	(63.6)
Other operating income, net	264,101	3.7	288,551	4.1	201,514	28,816	3.1
Operating profit	1,137,425	15.8	1,003,497	14.3	769,287	110,007	11.9
Interest and investment income, net	831,006	11.6	791,905	11.2	659,810	94,352	10.2
Share of results of equity method investments	29,133	0.4	(109,094)	(1.5)	102,770	14,695	1.6
Income before income taxes	1,997,564	27.8	1,686,308	24.0	1,531,867	219,054	23.7
Income tax expenses	(72,155)	(1.0)	(62,959)	(0.9)	(141,745)	(20,269)	(2.2)
Net income	1,925,409	26.8	1,623,349	23.1	1,390,122	198,785	21.5
Net loss attributable to noncontrolling interests	9,901	0.1	57,774	0.8	52,708	7,537	0.9
Net income attributable to Autohome Inc.	1,935,310	26.9	1,681,123	23.9	1,442,830	206,322	22.4
Accretion of mezzanine equity.	(153,294)	(2.1)	(172,596)	(2.5)	(189,661)	(27,121)	(2.9)
Accretion attributable to noncontrolling interests.	98,071	1.4	111,035	1.6	131,964	18,870	2.0
Net income attributable to ordinary shareholders.	1,880,087	26.2	1,619,562	23.0	1,385,133	198,071	21.5

Notes:

(1)
Including share-based compensation expenses as follows:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Allocation of Share-Based Compensation Expenses
Cost of revenues	7,982	0.1	8,135	0.1	14,812	2,118	0.2
Sales and marketing expenses	49,305	0.7	48,445	0.7	56,938	8,142	0.9
General and administrative expenses	51,860	0.7	51,112	0.7	60,110	8,596	0.9
Product development expenses	85,945	1.2	84,332	1.2	87,114	12,457	1.4
Total share-based compensation expenses	195,092	2.7	192,024	2.7	218,974	31,313	3.4

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net Revenues

Our net revenues decreased by 8.3% from RMB7,039.6 million in 2024 to RMB6,452.0 million (US$922.6 million) in 2025.

Media services. Our media services revenues decreased by 24.3% from RMB1,523.1 million in 2024 to RMB1,153.4 million (US$164.9 million) in 2025. The decrease in revenues from our media services was primarily due to reduced advertising spending by ICE automakers amid shrinking sales volumes in the ICE segment.

Leads generation services. Leads generation services revenues decreased by 13.6% from RMB3,135.9 million in 2024 to RMB2,709.2 million (US$387.4 million) in 2025. The decline was primarily attributable to a reduction in the number of paying dealers and a lower average revenue per dealer as we expanded our footprint across lower-tier cities.

Online marketplace and others. Revenues from online marketplace and others increased by 8.8% from RMB2,380.6 million in 2024 to RMB2,589.4 million (US$370.3 million) in 2025.

Cost of Revenues

Our cost of revenues increased by 20.3% from RMB1,483.2 million in 2024 to RMB1,783.8 million (US$255.1 million) in 2025. In addition, share-based compensation expenses included in cost of revenues in 2025 was RMB14.8 million (US$2.1 million), compared to RMB8.1 million in 2024.

Operational costs. Our operational costs increased by 41.7% from RMB922.6 million in 2024 to RMB1,307.0 million (US$186.9 million) in 2025, primarily due to higher transaction costs associated with the Company’s innovative business in lower-tier cities.

Content Costs. Our content costs decreased by 18.8% from RMB246.3million in 2024 to RMB200.0 million (US$28.6 million) in 2025, primarily due to the reduction of content acquisition cost.

Bandwidth and IDC Costs. Our bandwidth and IDC costs decreased by 7.6% from RMB122.2million in 2024 to RMB112.9 million (US$16.1 million) in 2025.

Tax Surcharges. Tax surcharges decreased by 20.9% from RMB85.3 million in 2024 to RMB67.5 million (US$9.7 million) in 2025, as a result of the revenue decline.

Others. Other costs decreased by 9.7% from RMB106.7 million in 2024 to RMB96.4 million (US$13.8 million) in 2025.

Operating Expenses

Our operating expenses decreased by 15.3% from RMB4841.4 million in 2024 to RMB4,100.4 million (US$586.4 million) in 2025.

Sales and Marketing Expenses. Our sales and marketing expenses decreased by 15.2% from RMB2,988.2 million in 2024 to RMB2,532.7 million (US$362.2 million) in 2025, which was primarily due to a decline in marketing and promotional expenses. As a percentage of net revenues, sales and marketing expenses were 39.3% in 2025, compared to 42.4% in 2024. Share-based compensation expense included in sales and marketing expenses in 2025 was RMB56.9 million (US$8.1 million), compared to RMB48.4 million in 2024.

General and Administrative Expenses. Our general and administrative expenses decreased by 5.8% from RMB534.8 million in 2024 to RMB504.0 million (US$72.1 million) in 2025. As a percentage of net revenues, general and administrative expenses remained relatively stable at 7.6% in 2024 and 7.8% in 2025. Share-based compensation expense included in general and administrative expenses in 2025 was RMB60.1 million (US$8.6 million), compared to RMB51.1 million in 2024.

Product Development Expenses. Our product development expenses decreased by 19.3% from RMB1,318.4 million in 2024 to RMB1,063.7 million (US$152.1 million) in 2025, which was primarily due to a decline in personnel-related expenses. As a percentage of net revenues, product development expenses were 16.5% in 2025, compared to 18.7% in 2024. Share-based compensation expense included in product development expenses in 2025 was RMB87.1 million (US$12.5 million), compared to RMB84.3 million in 2024.

Other operating income, net

Our other operating income, net, primarily consists of VAT refund, government grants and others. Other operating income, net, was RMB201.5 million (US$28.8 million) in 2025, compared to RMB288.6 million in 2024.

Income before Income Taxes

Our income before income taxes was RMB1,531.9 million (US$219.1 million) in 2025, compared to RMB1,686.3 million in 2024. The decrease was primary due to the lower revenue.

Income Tax Expense

We recorded an income tax expense of RMB141.7 million (US$20.3 million) in 2025, compared to RMB63.0 million in 2024. The increase was primarily attributable to the prior-year tax filing adjustments, and less benefits from preferential income tax rates and tax holidays for certain subsidiaries in the PRC.

Net Income Attributable to Autohome Inc.

As a result of the foregoing, we had net income attributable to Autohome Inc. of RMB1,442.8 million (US$206.3 million) in 2025, decreasing by 14.2% compared to net income attributable to Autohome Inc. of RMB1,681.1 million in 2024.

Net Income attributable to Ordinary Shareholders

The net income attributable to ordinary shareholders was RMB1,385.1 million (US$198.1 million) in 2025, decreasing by 14.5% compared to net income attributable to ordinary shareholders of RMB1619.6 million in 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net Revenues

Our net revenues decreased by 2.0% from RMB7,184.1 million in 2023 to RMB7,039.6 million in 2024.

Media services. Our media services revenues decreased by 18.6% from RMB1,870.8 million in 2023 to RMB1,523.1 million in 2024. The decrease in revenues from our media services was primarily attributable to the decline in average revenue per automaker advertiser from RMB19.5 million in 2023 to RMB15.1 million in 2024.

Leads generation services. Leads generation services revenues increased by 0.8% from RMB3,111.8 million in 2023 to RMB3,135.9 million in 2024.

Online marketplace and others. Revenues from online marketplace and others increased by 8.1% from RMB2,201.5 million in 2023 to RMB2,380.6 million in 2024.

Cost of Revenues

Our cost of revenues increased by 5.1% from RMB1,411.9 million in 2023 to RMB1,483.2 million in 2024. In addition, share-based compensation expenses included in cost of revenues in 2024 was RMB8.1 million, compared to RMB8.0 million in 2023.

Operational costs. Our operational costs increased by 32.5% from RMB696.2 million in 2023 to RMB922.6 million in 2024, primarily due to the increased execution costs to fulfil the contracts and transaction fees incurred on the platform.

Content Costs. Our content costs decreased by 37.9% from RMB396.5 million in 2023 to RMB246.3 million in 2024, primarily due to the reduction of content acquisition cost.

Bandwidth and IDC Costs. Our bandwidth and IDC costs increased by 10.6% from RMB110.5 million in 2023 to RMB122.2 million in 2024.

Tax Surcharges. Tax surcharges decreased by 10.3% from RMB95.1 million in 2023 to RMB85.3 million in 2024.

Others. Other costs decreased by 6.0% from RMB113.5 million in 2023 to RMB106.7 million in 2024.

Operating Expenses

Our operating expenses decreased by 1.2% from RMB4,898.9 million in 2023 to RMB4,841.4 million in 2024.

Sales and Marketing Expenses. Our sales and marketing expenses decreased by 0.8% from RMB3,012.5 million in 2023 to RMB2,988.2 million in 2024. As a percentage of net revenues, sales and marketing expenses were 42.4% in 2024, compared to 41.9% in 2023. Share-based compensation expense included in sales and marketing expenses in 2024 was RMB48.4 million, compared to RMB49.3 million in 2023.

General and Administrative Expenses. Our general and administrative expenses decreased by 0.6% from RMB538.0 million in 2023 to RMB534.8 million in 2024. As a percentage of net revenues, general and administrative expenses remained relatively stable at 7.5% in 2023 and 7.6% in 2024. Share-based compensation expense included in general and administrative expenses in 2024 was RMB51.1 million, compared to RMB51.9 million in 2023.

Product Development Expenses. Our product development expenses decreased by 2.2% from RMB1,348.5 million in 2023 to RMB1,318.4 million in 2024. As a percentage of net revenues, product development expenses were 18.7% in 2024, compared to 18.8% in 2023. Share-based compensation expense included in product development expenses in 2024 was RMB84.3 million, compared to RMB85.9 million in 2023.

Other operating income, net

Our other operating income, net, primarily consists of VAT refund, government grants and others. Other operating income, net, was RMB288.6 million in 2024, compared to RMB264.1 million in 2023.

Income before Income Taxes

Our income before income taxes was RMB1,686.3 million in 2024, compared to RMB1,997.6 million in 2023. The decrease was primary due to the lower revenue and loss from an equity method.

Income Tax Expense

We recorded an income tax expense of RMB63.0 million in 2024, compared to RMB72.2 million in 2023.

Net Income Attributable to Autohome Inc.

As a result of the foregoing, we had net income attributable to Autohome Inc. of RMB1,681.1 million in 2024, decreasing by 13.1% compared to net income attributable to Autohome Inc. of RMB1,935.3 million in 2023.

Net Income attributable to Ordinary Shareholders

The net income attributable to ordinary shareholders was RMB1,619.6 million in 2024, decreasing by 13.9% compared to net income attributable to ordinary shareholders of RMB1,880.1 million in 2023.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in mainland China increased by 0.2%, 0.2% and 0.0% in 2023, 2024 and 2025, and the year-over-year percent changes in the consumer price index for December 2023, 2024 and 2025 were decreases of 0.3%, increases of 0.1% and increases of 0.8%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in mainland China.

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.
Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2025, we had cash and cash equivalents, restricted cash, short-term investments and long-term financial products, altogether amounting to RMB21.4 billion (US$3.1 billion).

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

The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	2,451,429	1,373,135	889,462	127,191
Net cash generated from/(used in) investing activities	1,000,349	(3,051,667)	2,151,847	307,711
Net cash used in financing activities	(1,124,493)	(1,701,763)	(2,533,204)	(362,244)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(14,612)	39,260	(40,300)	(5,764)
Net increase/(decrease) in cash and cash equivalents and restricted cash	2,312,673	(3,341,035)	467,805	66,894
Cash and cash equivalents and restricted cash at beginning of year	2,815,474	5,128,147	1,787,112	255,554
Cash and cash equivalents and restricted cash at end of year	5,128,147	1,787,112	2,254,917	322,448

Operating Activities

Net cash generated from operating activities was RMB889.5 million (US$127.2 million) for 2025. The difference between the net income of RMB1,390.1 million (US$198.8 million) and the net cash generated from the operating activities was primarily due to cash reduction of RMB970.6 million (US$138.8 million) used in working capital and adding back certain non-cash expense items of RMB469.9 million (US$67.2 million), mainly including share-based compensation of RMB219.0 million (US$31.3 million), depreciation of property and equipment of RMB110.5 million (US$15.8 million), amortization of operating lease right-of-use asset of RMB88.8 million (US$12.7 million) and share of results of equity method investments of RMB102.8 million (US$14.7 million). The change in working capital was mainly in turn the result of (i) a RMB188.6 million (US$27.0 million) increase in accounts receivable; (ii) a RMB92.7 million (US$13.3 million) decrease in prepaid expenses and other current assets; (iii) a RMB106.1 million (US$15.2 million) decrease in deferred revenue; (iv) a RMB594.3 million (US$85.0 million) decrease in accrued expenses and other payable; and (v) a RMB102.9 million (US$14.7 million) decrease in income tax payable.

The increase in accounts receivable was primarily attributable to the slower payment collection from advertisers and dealers. The decrease in prepaid expenses and other current assets was primarily attributable to the decreased prepaid taxes. The decrease in deferred revenue was primarily attributable to the timing difference of collection of subscription fees from annually to quarterly or monthly. The decrease in accrued expenses and other payables was primarily attributable to the decreased promotion expenses. The decrease in income tax payable was primarily attributable to the payment of withholding tax on dividend from our subsidiaries of the parent company.

Net cash generated from operating activities was RMB1,373.1 million for 2024. The difference between the net income of RMB1,623.3 million and the net cash generated from the operating activities was primarily due to cash reduction of RMB802.0 million used in working capital and adding back certain non-cash expense items of RMB551.8 million, mainly including share-based compensation of RMB192.0 million, depreciation of property and equipment of RMB123.6 million, amortization of operating lease right-of-use asset of RMB106.5 million and share of results of equity method investments of RMB109.1 million. The change in working capital was mainly in turn the result of (i) a RMB77.8 million decrease in accounts receivable; (ii) a RMB57.1 million increase in prepaid expenses and other current assets; (iii) a RMB524.7 million decrease in deferred revenue; (iv) a RMB135.0 million decrease in accrued expenses and other payable; and (v) a RMB66.1 million decrease in other liabilities.

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

As of December 31, 2025, 85.4% (or RMB1,328.3 million) of our total accounts receivable at the end of 2024 and 88.9% (or RMB1,452.2 million) of our total accounts receivable at the end of 2023 were subsequently settled. Our accounts receivable turnover days, which are the average accounts receivable balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period, were 85.2days in 2023, 74.7days in 2024 and 91.7 days in 2025.

Investing Activities

Net cash generated in investing activities was RMB2,151.8 million (US$307.7 million) in 2025, which was primarily attributable to the redemption of time deposits and adjustable-rate financial products.

Net cash used in investing activities was RMB3,051.7 million in 2024, which was primarily attributable to purchase of time deposits and adjustable-rate financial products.

Net cash generated in investing activities was RMB1,000.3 million in 2023, which was primarily attributable to the redemption of time deposits and adjustable-rate financial products.

Financing Activities

Net cash used in financing activities was RMB2,533.2 million (US$362.2 million) in 2025, which was primarily attributable to payment of dividends and payment for repurchase of ordinary shares.

Net cash used in financing activities was RMB1,701.8 million in 2024, which was primarily attributable to payment of dividends and payment for repurchase of ordinary shares.

Net cash used in financing activities in 2023 was RMB1,124.5 million, which was primarily attributable to payment for repurchase of ordinary shares and payment of dividends.

Material Cash Requirement

Our material cash requirement as of December 31, 2025 and any subsequent interim period include our capital expenditures and operating lease obligations.

Our capital expenditures were primarily used for the purchase of servers and software for our business. Cash outflow in connection with capital expenditures amounted to RMB78.6million, RMB140.0million and RMB118.1 million (US$16.9 million) in 2023, 2024 and 2025, respectively.

Our operating lease obligations mainly relate to the lease of office space and internet data centers. Lease cost for the years ended December 31, 2023, 2024 and 2025 were RMB211.3 million, RMB205.8 million and RMB177.8 million (US$25.4 million), respectively, with the figures in 2023, 2024 and 2025 including those related to lease of data centers.

The following summarizes our contractual obligations as of December 31, 2025:

	Payments Due by Period
	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(RMB in thousands)
Operating lease obligations (1)	40,524	22,365	——	——	62,889

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

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

Under PRC law, our mainland China subsidiaries are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund and allocate at least 10% of their after-tax profits on an individual company basis as determined under PRC accounting standards to the general reserve, and have the right to discontinue allocations to the general reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, they are also required to make appropriations to the enterprise expansion fund and staff welfare and bonus fund at the discretion of their respective boards of directors. The VIEs in mainland China are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2023, 2024 and 2025, our mainland China subsidiaries and the VIEs had appropriated RMB132.5 million, RMB132.6 million and RMB98.7 million (US$14.1 million), respectively, of retained earnings for their statutory reserves.

As a result of these mainland China laws and regulations, prior to allocations of after-tax profits to the statutory reserves, our PRC subsidiaries and the VIEs are restricted in their ability to transfer a portion of their net assets to us.

Foreign exchange and other regulation in the PRC may further restrict our mainland China subsidiaries and the VIEs from transferring funds to us in the form of dividends, loans and advances. As of December 31, 2023, 2024 and 2025, the amounts of the net restricted assets of our mainland China subsidiaries and the VIEs were RMB5,073.2 million, RMB5,081.4 million and RMB5,161.7 million (US$738.1 million), respectively.

C.
Research and Development, Patents and Licenses, etc.

Technology and Product Development

Our technologies and infrastructure are critical to our success. We follow a user-centric strategy for our system architecture and have developed a robust and scalable technology platform driven by AI, big data and cloud technologies with sufficient flexibility to support our rapid growth.

We had an experienced product development team of 1,186 engineers as of December 31, 2025. Our past innovation has focused on helping users research, select and purchase suitable vehicles through our websites. We plan to develop additional products and services for our mobile applications and media-related technology and enhance our big data analytics capabilities and AR- and VR-related technologies. See “Item 4. Information on the Company—B. Business Overview—Technology and Product Development” for more details.

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events since the beginning of our fiscal year 2025 and as of the date of this annual report that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Allowance for Credit Losses

The allowance for credit losses represents our management’s estimate of the expected lifetime credit losses inherent in accounts receivables as of December 31, 2025. The adequacy of allowance for credit losses is assessed quarterly, and the assumptions and models used in establishing the allowance are evaluated regularly.

We estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics and estimated the allowance for credit losses on receivables not sharing similar risk characteristics on an individual basis. The key factors considered when determining the allowance for credit losses include the historical loss experience and financial performance of the customers.

We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses are recorded as general and administrative expenses on the consolidated statements of comprehensive income. Changes in these estimates and assumptions could materially affect the credit losses.

Critical Accounting Policies

When reviewing our consolidated financial statements, you should consider (a) our selection of critical accounting policies, (b) the judgment and other uncertainties affecting the application of such policies and (c) the sensitivity of reported results to changes in conditions and assumptions. For further information on our significant accounting policies, see Note 2 to our consolidated financial statements for 2023, 2024 and 2025. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. They should be read in conjunction with our consolidated financial statements, the risks and uncertainties as described under “Item 3. Key Information—D. Risk Factors” and other disclosures included in this annual report.

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

Leads generation services

Leads generation services primarily include revenues from (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and (iii) used car listing services. Under the dealer subscription services, we make available throughout the subscription period a webpage linked to our websites and mobile applications where the dealers can publish information such as the pricing of their products, locations and addresses and other related information. Usually, revenue of dealer subscription services is recognized over time on a straight-line basis as services are constantly provided over the subscription period. For the advertising services sold to individual dealers, revenue is recognized when the advertising is published over the stated display period. The used car listing services primarily include listing and display of used vehicles, generation of sales leads, etc. through our platform. Our used car platform acts as a user interface that allows potential used car buyers to identify listings that meet their specific requirements and contact the sellers. Our service fee is charged based on the number of displayed days, or quantity of sales leads delivered. Revenue is recognized respectively over the stated displaying period or at a point in time upon the delivery of sales leads.

Online marketplace and others

Online marketplace and others revenues primarily consist of revenues related to (i) data products, (ii) vehicle sales, (iii) new and used vehicle transaction platform, and (iv) auto financing business, and others.

For the data products, we provide data-driven products and solutions for automakers and dealers, and recognize revenue over the service period of data-driven products and solutions by the automakers and dealers.

For the vehicle sales, the Company sells vehicles to franchised offline stores and individual customers. Revenue is generally recognized at a point in time when control of the vehicles is transferred to the customers with acceptance reports.

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

Contract Balances and Accounts Receivable

Deferred revenue is primarily related to the advanced payment related to dealer subscription services and used car listings under leads generation services. As of December 31, 2023, 2024 and 2025, there was deferred revenue of RMB801.6 million, RMB276.9 million and RMB170.8 million (US$24.4 million), respectively.

The beginning balance of deferred revenue of RMB276.9 million was recognized as revenue for the year ended December 31, 2025, and the unrecognized part was immaterial.

Practical Expedients and Exemptions

We have elected to use the practical expedient to not disclose the remaining performance obligations for contracts that have durations of one year or less. We do not have significant remaining performance obligations in excess of one year. For the remaining performance obligations as of December 31, 2025, most of them are to be recognized within a year.

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

Leases

We determine if an arrangement is a lease and determine the classification of the lease, as either operating or finance, at commencement. We have operating leases for office buildings and data centers and has no finance leases as of December 31, 2025. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

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

Our lease agreements contain both lease and non-leas components, which are accounted for separately based on their relative standalone price.

As of December 31, 2025, we recognized the following items related to operating lease in its consolidated balance sheet.

	As of December 31, 2025
	RMB	US$
	(in thousands)
Operating lease ROU assets	62,168	8,890
Operating lease liabilities, current portion	39,207	5,607
Operating lease liabilities, non-current portion	21,544	3,079

Lease cost recognized in our consolidated statements of comprehensive income is summarized as follows:

	For the Year Ended December 31, 2025
	RMB	US$
	(in thousands)
Operating lease cost	92,926	13,288
Cost of other leases with terms less than one year	84,895	12,140

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

Fair Value Measurements of Financial Instruments

Our financial instruments primarily comprise of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, prepaid expenses and other current assets excluding prepayments and staff advances, other long-term investments, other non-current assets excluding operating lease right-of-use assets and prepayments, accrued expenses and other payables, and amounts due to related parties. The carrying values of these financial instruments excluding other non-current assets approximated their fair values due to the short-term maturity of these instruments.

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

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Our goodwill at December 31, 2023, 2024 and 2025 was related to our acquisition of Cheerbright, China Topside, Norstar and TTP. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present. Also, the management has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly.

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

Our management has determined that we represent the lowest level within the entity at which goodwill is monitored for internal management purposes. The management applied the quantitative assessment and performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to it carrying amounts. The management estimated fair value using market approach or income approach, which involved assumptions, such as revenue growth rates, profitability in estimating future cash flows, and discount rates etc. Changes in these assumptions could materially affect the determination of fair value for the reporting unit. No impairment charge was recognized for the years ended December 31, 2023, 2024 and 2025.

Share-based Compensation

Share-based awards granted to employees are accounted for under ASC 718, Compensation-Stock Compensation, which requires that share-based awards granted to employees be measured based on the grant date fair value and recognized as compensation expense over the requisite service period (which is generally the vesting period) in the consolidated statements of comprehensive income. We have elected to recognize compensation expense using the straight-line method for all share-based awards granted with service conditions that have a graded vesting schedule. For awards with performance condition and multiple service periods, if the performance conditions are independent for each year, each tranche should be accounted for as a separate award with its own service inception date, grant-date fair value and requisite service period. Compensation cost should be recognized over the respective requisite service period separately for each separately-vesting tranche as though each tranche of the award is, in substance, a separate award.

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

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chi Liu	51	Chairman of the Board and Chief Executive Officer
Haishan Liang	59	Non-executive Director
Cuimei Zhang	48	Non-executive Director
Shenglei Zhou	44	Executive Director
Xing Fang	38	Executive Director
Quan Long	55	Non-executive Director
Junling Liu	61	Independent Director
Tianruo Pu	57	Independent Director
Dazong Wang	71	Independent Director
Craig Yan Zeng	57	Chief Financial Officer
Bibo Xiang	48	Chief Technology Officer

Mr. Chi Liu has served as our director, chairman of the board, chief executive officer since August 2025. Mr. Chi Liu has over 20 years of corporate management experience and currently serves as a member of the Board of Directors of Haier Group, as well as Head of the CARTech Automotive Business Division. Since joining Haier Group in 1998, Mr. Liu has held numerous key positions including Product Manager for refrigerators, Regional Manager for the Guizhou Center, General Manager of the Guizhou, Zhengzhou, and Beijing centers, Head of the Central South Regional Division, General Manager of the Engineering Department, and General Manager of both the Business Process Promotion Department and the Energy-Saving Project Division. Mr. Liu graduated from Wuhan Transportation University (now part of Wuhan University of Technology) with a Bachelor’s degree in Equipment Engineering and Management. Mr. Liu has obtained the legal advice as referred to in Rule 3.09D of the Hong Kong Listing Rules on August 27, 2025, and Mr. Liu has confirmed that he understood his obligations as a director of a listed issuer.

Mr. Haishan Liang has served as our director since August 2025. Mr. Haishan Liang has over 30 years of leadership and management experience. He currently serves as Vice Chairman and President of the Board of Directors of Haier Group. Since joining Haier Group in 1988, Mr. Liang has held a number of important positions, including Director of the Enterprise Management Office and Head of Quality at Qingdao Refrigerator Factory, General Manager of Haier Air Conditioner Co., Ltd., and Director of Logistics at Haier Group. Beginning in 2000, he served as Vice President, Senior Vice President, President of the White Goods Group, Executive Vice President, Vice Chairman of the Board of Directors, Rotating President and Executive President of Haier Group. On November 5, 2021, Mr. Liang was appointed as Vice Chairman and President of the Board of Directors of Haier Group. Mr. Liang holds both a Bachelor’s and a Doctorate degree awarded by Xi’an Jiaotong University. Mr. Liang has obtained the legal advice as referred to in Rule 3.09D of the Hong Kong Listing Rules on August 27, 2025, and Mr. Liang has confirmed that he understood his obligations as a director of a listed issuer.

Ms. Cuimei Zhang has served as our director since August 2025. Ms. Cuimei Zhang has over 20 years of experience in compliance, legal risk management, and investment and financing. Since joining Haier Group, she has served as General Manager of its Overseas Legal Department, and currently holds the position of Chief Commercial Legal Counsel. She also serves as Chair of Haier Group’s Legal and Compliance Executive Committee and the Intellectual Property Compliance Executive Committee. Ms. Zhang holds a Master’s degree in Economic Law from Xi’an Jiaotong University. Ms. Zhang has obtained the legal advice as referred to in Rule 3.09D of the Hong Kong Listing Rules on August 27, 2025, and Ms. Zhang has confirmed that she understood her obligations as a director of a listed issuer.

Mr. Shenglei Zhou has served as our director since August 2025. Mr. Shenglei Zhou has more than 20 years of cross-industry management, strategic planning, and business development experience. Since joining Haier Group in 2005, Mr. Zhou has held various senior positions across the home appliance and smart home sectors, including Regional Sales Representative in Fuzhou, Director of Home Appliance Business at Group Headquarters, and General

Manager of provincial branches (Qingdao, Guizhou, Jiangxi), as well as General Manager of the Smart Home Division (Shaohaihui). He holds a Bachelor’s degree in Electrical Engineering from China University of Mining and Technology and an EMBA in Finance from Guanghua School of Management at Peking University. Mr. Zhou has obtained the legal advice as referred to in Rule 3.09D of the Hong Kong Listing Rules on August 27, 2025, and Mr. Zhou has confirmed that he understood his obligations as a director of a listed issuer.

Mr. Xing Fang has served as our director since August 2025. Mr. Xing Fang boasts nearly 15 years of profound expertise in human resources management, with extensive practical experience accumulated in organizational structure design, talent pipeline development, and compensation and incentive system formulation. Since joining Haier Group in 2011, Mr. Fang has held key positions within the Home Appliance Business Division, including HR leadership roles in the Refrigerator R&D Division, Sales Branch Company, and Air Conditioning Business Division. He has achieved significant results in implementing HR strategies, fostering cross-functional team collaboration, and iterating talent management systems. Mr. Fang graduated from Shandong University of Science and Technology with a Bachelor of Science degree. Mr. Fang has obtained the legal advice as referred to in Rule 3.09D of the Hong Kong Listing Rules on August 27, 2025, and Mr. Fang has confirmed that he understood his obligations as a director of a listed issuer.

Mr. Quan Long has served as our director since January 2021, and has served as our chief executive officer between January 2021 and December 2023 and our chairman of the board between January 2021 and August 2025. Before joining Autohome, Mr. Long had held a series of leadership roles within Ping An Group since he first joined as a salesman in 1998, including as the assistant general manager, vice general manager and general manager of several provincial-level branches of Ping An Property & Casualty Insurance Company of China, Ltd. He currently serves as the chairman of the board and the chief executive officer of Ping An Property & Casualty Insurance Company of China, Ltd. since November 2023. In addition, Mr. Long has extensive experience in business management at leading Internet companies, such as serving as the assistant general manager of Lufax Holding Ltd (NYSE: LU; HKEX: 6623) in charge of insurance business between October 2015 and January 2017, as the senior director of Ant Group’s insurance business since February 2017, and as the director, general manager and chief executive officer of Cathay Insurance Company Limited between June 2017 and September 2018. Mr. Long received his bachelor’s degree in engineering and master’s degree in engineering in June 1992 and April 2001, respectively, both from Wuhan University of Technology.

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

Mr. Tianruo Pu has served as our independent director since December 2016. Mr. Pu currently serves as an independent director and chairman of the audit committee of 3SBio Inc. (HKEX: 1530), a bio-pharmaceutical company. Mr. Pu has more than twenty years of work experience in finance and accounting in both the United States and China. Previously, Mr. Pu served as the chief financial officer of several companies including Zhaopin Limited (formerly NYSE: ZPIN), UTStarcom (Nasdaq: UTSI) and Nuokang Bio-Pharmaceutical (formerly Nasdaq: NKBP). Mr. Pu received an MBA degree in June 2000 from Northwestern University’s Kellogg School of Management in the U.S. and a Master of Science degree in accounting in May 1996 from the University of Illinois in the U.S.

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

B.
Compensation of Directors and Executive Officers

For the fiscal year of 2025, we paid an aggregate compensation expense of approximately RMB18.7 million (US$2.7 million) for our executive officers and directors (not including share-based compensation expenses). Our mainland China subsidiaries and the VIEs are required by laws to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, housing fund and other statutory benefits. Other than the above-mentioned statutory contributions mandated by applicable PRC laws, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. For additional information on share incentive grants to our directors and executive officers, see “—Share Incentive Plans.”

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

Amended and Restated 2016 Share Incentive Plan

Our board of directors adopted and amended the 2016 Share Incentive Plan, or the Amended and Restated 2016 Plan, in March 2017 and April 2017, respectively. The Amended and Restated 2016 Plan was approved by our then parent company Ping An Group at its general meeting on June 16, 2017 and was subsequently approved, confirmed and ratified by our shareholders at our extraordinary general meeting of shareholders on June 27, 2017. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2016 Plan is 19,560,000. As of December 31, 2025, options to purchase 1,786,728 ordinary shares under the Amended and Restated 2016 Plan at exercise prices ranging from US$5.55 to US$21.74 were outstanding, and 5,418,496 restricted shares and 881,776 restricted shares units under the Amended and Restated 2016 Plan were outstanding.

The following table summarizes, as of December 31, 2025, the outstanding options we had granted to our directors and officers and to other individuals as a group under the Amended and Restated 2016 Plan.

Name	Options	Exercise Price (US$/ADS)	Date of Grant	Date of Expiration	Vesting Schedule
Craig Yan Zeng	*	6.73	August 1, 2022	Ten years after grant date	Approximately four years from grant date
Bibo Xiang	*	9.73	November 1, 2021	Ten years after grant date	Approximately four years from grant date
Directors and officers as a group	*	9.73	November 1, 2021	Ten years after grant date	Approximately four years from grant date
Other individuals as a group	*	5.55-21.74	Between August 2, 2016 and February 22, 2023	Ten years after grant date	Approximately four years from grant date

Note:

* Less than 1% of our total outstanding share capital.

The following table summarizes, as of December 31, 2025, the outstanding restricted shares and/or restricted shares units we had granted to our directors and officers and to other individuals as a group under the Amended and Restated 2016 Plan.

Name	Restricted Shares/ Restricted Shares Units	Date of Grant	Vesting Schedule
Craig Yan Zeng	*	March 31, 2025	Approximately eighteen months from each date of grant
Bibo Xiang	*	March 31, 2025	Approximately eighteen months from each date of grant
Directors and officers as a group	*	March 31, 2025	Approximately eighteen months from each date of grant
Other individuals other than directors and officers as a group	*	Between April 17, 2023 and June 25, 2025	Approximately four years from each date of grant

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

Amended 2016 Share Incentive Plan II

We adopted the 2016 Share Incentive Plan II (as amended by Amendment No. 1 to the 2016 Share Incentive Plan II), or the Amended 2016 Share Incentive Plan II, at the annual general meeting of shareholders in December 2016. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Amended 2016 Share Incentive Plan II is 12,000,000. As of December 31, 2025, 2,071,936 restricted shares under the Amended 2016 Share Incentive Plan II were outstanding.

The following table summarizes the outstanding restricted shares that we had granted to our directors and officers and to other individuals as a group under our Amended 2016 Share Incentive Plan II as of December 31, 2025.

Name	Restricted Shares	Date of Grant	Vesting Schedule
Craig Yan Zeng	*	August 1, 2022	Approximately four years from each date of grant
Bibo Xiang	*	November 1, 2021	Approximately four years from each date of grant
Other individuals as a group	*	Between November 1, 2021 and May 16, 2025	Approximately four years from each date of grant

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

Board Committees

We have established the audit committee, the compensation committee, the nominating and corporate governance committee, and the compliance management committee under the board of directors. We have adopted a charter for each of these committees. The committee charters are available on our website. Each committee’s members and functions are described below.

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

Compensation Committee. Our compensation committee consists of Mr. Chi Liu, Mr. Xing Fang and Dr. Dazong Wang. Mr. Chi Liu is the chairman of our compensation committee. Dr. Dazong Wang satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual.

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Chi Liu, Mr. Haishan Liang, Mr. Shenglei Zhou, Mr. Quan Long, and Mr. Tianruo Pu. Mr. Chi Liu is the chairman of our nominating and corporate governance committee. Mr. Tianruo Pu satisfies the “independence” requirements of Section 303A of New York Stock Exchange Listed Company Manual.

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

Compliance Management Committee. Our compliance management committee consists of Mr. Shenglei Zhou, Ms. Cuimei Zhang, and Mr. Tianruo Pu. Ms. Cuimei Zhang is the chairperson of our compliance management committee. The compliance management committee is responsible for, among other things:

•
overseeing the overall compliance and risk management framework;
•
reviewing compliance and risk strategies and monitoring the implementation of related policies and procedures;
•
reviewing risk assessment reports to evaluate key risk exposures, including regulatory, operational, cybersecurity and reputational risks;

•
advising the board on significant risk events and recommending appropriate remedial or disciplinary actions where necessary.

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

D.
Employees

We had 5,511, 4,415 and 4,242 employees as of December 31, 2023, 2024 and 2025, respectively. The following table sets forth the number of our employees by function as of December 31, 2025:

Functional Area	Number of Employees
Sales and marketing	1,713
Product development	1,186
Content and editorial	1,027
Management and administrative	316
Total	4,242

Through a combination of short-term performance evaluations and long-term incentive arrangements, we intend to build a competent, loyal and highly motivated workforce. We have not experienced any work stoppages due to labor disputes.

E.
Share Ownership

Ordinary Shares

As of March 31, 2026, we had 460,683,644 ordinary shares issued and outstanding (excluding 48,703,956 treasury shares and ordinary shares that are reserved for future issuance under our share incentive plans). In addition, as of March 31, 2026, we had granted, and had outstanding, options to purchase a total of 1,537,668 ordinary shares and 6,139,876 restricted shares to our employees and directors. For information regarding the share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.”

Beneficial Ownership of Ordinary Shares

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026:

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

Ordinary Shares Beneficially Owned as of March 31, 2026
	Number	%(1)
Directors and Executive Officers:*
Chi Liu	—	—
Haishan Liang	—	—
Cuimei Zhang	—	—
Shenglei Zhou	—	—
Xing Fang	—	—
Quan Long(2)	*	*
Junling Liu(3)	*	*
Tianruo Pu(4)	*	*
Dazong Wang(5)	*	*
Craig Yan Zeng(6)	*	*
Bibo Xiang(7)	*	*
All Directors and Executive Officers as a Group	*	*
Principal Shareholders:
CARTECH(8)	200,884,012	43.6
Entities Affiliated with FIL(9)	42,737,608	9.3
Invesco Ltd.(10)	25,759,600	5.6
Yun Chen Capital Cayman(11)	23,916,500	5.2

Notes:

* Except as indicated otherwise below, the business address of our directors and executive officers is 18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing 100080, The People’s Republic of China.

(1)
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of our total ordinary shares outstanding, which is 460,683,644 ordinary shares as of March 31, 2026 (excluding 48,703,956 treasury shares and ordinary shares that had been issued and reserved for the purpose of our Share Incentive Plans as of March 31, 2026), and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2026.
(2)
Represents ordinary shares in the form of ADSs vested from restricted shares held by Mr. Long, and ordinary shares in the form of ADSs Mr. Long has the right to acquire upon exercise of options or will be entitled to upon vesting of restricted shares within 60 days after March 31, 2026.
(3)
Represents ordinary shares in the form of ADSs vested from restricted shares held by Mr. Liu.
(4)
Represents ordinary shares in the form of ADSs vested from restricted shares held by Mr. Pu.
(5)
Represents ordinary shares in the form of ADSs vested from restricted shares held by Dr. Wang.

(6)
Represents ordinary shares in the form of ADSs vested from restricted shares and restricted share units held by Mr. Zeng, and ordinary shares in the form of ADSs Mr. Zeng has the right to acquire upon exercise of options or will be entitled to upon vesting of restricted shares within 60 days after March 31, 2026.
(7)
Represents ordinary shares in the form of ADSs vested from restricted shares and restricted share units held by Mr. Xiang, and ordinary shares in the form of ADSs Mr. Xiang has the right to acquire upon exercise of options or will be entitled to upon vesting of restricted shares within 60 days after March 31, 2026.
(8)
Represents 200,884,012 ordinary shares as reported in a Schedule 13D filed with the SEC on August 29, 2025, jointly by CARTECH, CARTECH INVESTMENT MANAGEMENT COMPANY (“CARTECH Investment”, CARTECH’s sole shareholder), Qingdao Cartech Ecological Technology Co., Ltd. (“Qingdao CARTECH”, CARTECH Investment’s sole shareholder), Haier COSMOPlat Ecological Technology Co., Ltd. (“COSMOPlat”, Qingdao CARTECH’s sole shareholder), and Haier Group, which wholly owns COSMOPlat. Haier Group is a company organized under the laws of the People’s Republic of China. Haier Group’s business address is Haier Industrial Park, Haier Road, Qingdao Hi-tech Park, Qingdao 266101, Shandong Province, People’s Republic of China.
(9)
The number of ordinary shares beneficially owned is as of June 30, 2025, as reported in a Form 13G/A filed with the SEC on August 6, 2025, by FIL Limited (“FIL”), Pandanus Partners, L.P. (“Pandanus”) and Pandanus Associates, Inc. (“PAI”), which are collectively referred to as the Entities Affiliated with Fidelity, and consists of 42,737,608 ordinary shares. FIL is a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J). Pandanus owns shares of FIL voting stock. While the percentage of total voting power represented by these shares of FIL voting stock may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25% and less than 48.5% of the total votes which may be cast by all holders of FIL voting stock. PAI acts as general partner of Pandanus. FIL Limited’s business address is Pembroke Hall, 42 Crow Lane, Hamilton HM19 Bermuda. Pandanus’s business address is c/o FIL Limited, 42 Crow Lane, Hamilton HM19, Bermuda. PAI’s business address is 11 Keewaydin Drive, Suite 100, Salem, New Hampshire, USA, 03079.
(10)
The number of ordinary shares beneficially owned is as of December 31, 2025, as reported in a Form 13G/A filed with the SEC on February 12, 2026, by Invesco Ltd., and consists of 25,759,600 ordinary shares. Invesco Ltd. has sole voting power over 20,389,384 shares and sole dispositive power over 25,759,600 shares. Invesco Ltd. does not have any shared voting power or shared dispositive power. Invesco Ltd., in its capacity as a parent holding company to its investment advisers, may be deemed to beneficially own 25,759,600 shares of our company which are held of record by clients of Invesco Ltd. However, no one individual has greater than 5% economic ownership. The shareholders of the fund have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of securities listed above. The business address of Invesco Ltd. is 1331 Spring Street NW, Suite 2500, Atlanta, GA 30309.
(11)
Represents 23,916,500 ordinary shares as reported in a Schedule 13D/A filed with the SEC on August 29, 2025, jointly by Yun Chen Capital Cayman, a Cayman Islands company and a special purpose vehicle and subsidiary of Ping An Group. Ping An Group is a company organized under the laws of the People’s Republic of China. Ping An Group’s business address is Ping An Finance Building, No. 1333 Lujiazui Ring Road, Pudong District, Shanghai 200120, People’s Republic of China.

To our knowledge, as of March 31, 2026, 250,309,440 ordinary shares (including 48,703,956 treasury shares and ordinary shares that are reserved for future issuance under our share incentive plans as of March 31, 2026) were held by one person in the United States, Deutsche Bank Trust Company Americas, the depositary of our ADS program, which holds ordinary shares in our company indirectly through HKSCC Nominees Limited following the Hong Kong Offering. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholder

As of March 31, 2026, CARTECH owned 43.6% of our total issued and outstanding ordinary shares. CARTECH is a subsidiary of Haier Group. As such, we are indirectly controlled by Haier Group, which beneficially owned 43.6% of the total voting rights in our company.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.
Related Party Transactions

Contractual Arrangements with the Variable Interest Entities

PRC laws and regulations currently limit foreign ownership of companies that engage in internet services. As a result, we provide the services that may be subject to such restrictions in the PRC through the VIEs and their subsidiaries, and we operate our businesses in the mainland China through certain contractual arrangements with the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, Autohome Inc. becomes the primary beneficiary of the VIEs and their subsidiaries for accounting purposes and treats each of them as a mainland China consolidated entity under U.S. GAAP.

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
•
Chezhiying WFOE, Shengtuo Hongyuan, the shareholders of Shengtuo Hongyuan and one subsidiary of Shengtuo Hongyuan, namely Autohome Used Car Appraisal; and
•
TTP WFOE, Shanghai Jinyou and the shareholders of Shanghai Jinyou.

Autohome WFOE entered into a series of contractual agreements with Autohome Information and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in August 2025, by and between Autohome WFOE, Autohome Information, Mr. Shenglei Zhou and Mr. Xing Fang, our directors. Autohome WFOE has also entered into a series of contractual agreements with Autohome Information and two of its subsidiaries, respectively, namely Autohome Advertising and Chengshi Advertising. Such contractual arrangements allow us to (i) have power to direct significant activities of Autohome Information and its subsidiaries, (ii) receive substantially all of the economic benefits of Autohome Information and its subsidiaries, and (iii) have an exclusive option to purchase all or part of the equity interests in Autohome Information and its subsidiaries when and to the extent permitted by the PRC laws.

In addition, Chezhiying WFOE has entered into a series of contractual agreements with Shengtuo Hongyuan and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in August 2025 by and between Chezhiying WFOE, Shengtuo Hongyuan, Mr. Shenglei Zhou and Mr. Xing Fang, both of whom are our directors. Chezhiying WFOE has also entered into a series of contractual agreements with Shengtuo Hongyuan and its subsidiary, namely Autohome Used Car Appraisal. Such contractual arrangements allow us to (i) have power to direct significant activities of Shengtuo Hongyuan and its subsidiary, (ii) receive substantially all of the economic benefits of Shengtuo Hongyuan and its subsidiary, and (iii) have an exclusive option to purchase all or part of the equity interests in Shengtuo Hongyuan and its subsidiary when and to the extent permitted by the PRC laws.

In September 2025, TTP WFOE entered into a series of contractual agreements with Shanghai Jinyou and its two individual nominee shareholders, namely Weiwei Wang and Wenqin Cheng. The contractual arrangements of TTP WFOE with Shanghai Jinyou and its shareholders allow TTP to (i) have power to direct significant activities of Shanghai Jinyou, (ii) receive substantially all of the economic benefits of Shanghai Jinyou, and (iii) have an exclusive option to purchase all or part of the equity interests in Shanghai Jinyou when and to the extent permitted by the PRC laws.

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

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements between Autohome WFOE and each of the two shareholders of Autohome Information entered into in August 2025, each shareholder of Autohome Information pledges to Autohome WFOE all of his equity interests in Autohome Information to secure the performance of such shareholder’s respective obligations and Autohome Information’s obligations under the loan agreements, equity option agreements, and the exclusive technology consulting and service agreements. Without Autohome WFOE’s consent, shareholders of Autohome Information shall not create or permit to create any encumbrances on the pledged equity interests in Autohome Information. In the event of default, Autohome WFOE is entitled to request immediate repayment of the outstanding amounts payable under the loan agreements, the equity option agreements and the exclusive technology consulting and service agreements or to dispose of the pledged equity interests at Autohome WFOE’s sole discretion. The equity interest pledge agreements have an indefinite term and will terminate after all the secured obligations under these agreements have been satisfied in full or the pledged equity interests have been transferred to Autohome WFOE or its designee.

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

Exclusive Technology Consulting and Service Agreements. Pursuant to the exclusive technology consulting and service agreements entered into between Autohome WFOE and each of Autohome Information, Autohome Advertising and Chengshi Advertising in August 2025, September 2016 and September 2016, respectively, Autohome WFOE has the exclusive right to provide each of these companies comprehensive technology and management consulting services. In addition, Autohome WFOE is obligated to provide financing support to each of these companies to ensure the cash flow requirements of the day-to-day operations of these companies. Each of these companies is obligated to pay to Autohome WFOE service fees, which are calculated based on such company’s revenues reduced by its tax, operating expenses and an appropriate amount of retained profit that is determined pursuant to our tax planning strategies and relevant tax laws. Such service fees may be adjusted by Autohome WFOE at Autohome WFOE’s sole discretion. Autohome WFOE owns the intellectual properties arising from the performance of these agreements. These agreements have a 30-year term that can be automatically extended for another 10 years at the option of Autohome WFOE and can only be terminated by the parties’ mutual written consent or by Autohome WFOE’s prior 30-day notice at its sole discretion. During the term of these agreements, these companies may not enter into any agreements with third parties for the provision of any technology or management consulting services without prior consent of Autohome WFOE.

Equity Option Agreements. Pursuant to the equity option agreements among Autohome WFOE, Autohome Information and each of the two shareholders of Autohome Information entered into in August 2025, each shareholder of Autohome Information jointly and severally grants to Autohome WFOE an option to purchase all or part of his equity interests in Autohome Information at a price equivalent to the lowest price permitted by PRC law. The purchase price is to be offset against the loan repayments under the loan agreements. If there will be additional payments to be made by Autohome Information to these shareholders required by the PRC law, these shareholders must immediately return the received payments to Autohome WFOE. Autohome WFOE may exercise its option at any time or transfer the rights and obligations under the equity option agreement to any of its designated parties. The equity option agreements have an indefinite term and will terminate at the earlier of (i) the date on which the equity interests in Autohome Information have been transferred to Autohome WFOE or its designated parties, or (ii) the unilateral termination by Autohome WFOE.

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

Power of Attorney. In August 2025, each of the shareholders of Autohome Information executed an irrevocable power of attorney appointing Autohome WFOE, or any person designated by Autohome WFOE, as their attorney-in-fact, to vote on their behalf at the shareholders’ meetings of Autohome Information and to exercise full voting rights as the shareholders of the company with powers granted under PRC laws and regulations and the articles of association of the company, including the rights to appoint directors and management personnel. In September 2016, Autohome Information executed irrevocable powers of attorney appointing Autohome WFOE, or any person designated by Autohome WFOE, as their attorney-in-fact, to vote on their behalf at the shareholders’ meetings of Autohome Advertising and Chengshi Advertising and to exercise full voting rights as the shareholders of these companies with powers granted under PRC laws and regulations and the articles of association of each of the above companies, including the rights to appoint directors and management personnel.

Loan Agreements. Pursuant to the loan agreements between Autohome WFOE and each of the two shareholders of Autohome Information entered into in August 2025, Autohome WFOE granted interest-free loans to these two shareholders of Autohome Information. The loans are to be used solely for the purpose of making capital contributions to the registered capital of Autohome Information. The term of the loans is indefinite and must be repaid in the manner specified in the agreements upon written notice from Autohome WFOE at any time in Autohome WFOE’s sole discretion or upon an event of default by the shareholders of Autohome Information.

Agreements that provide us power to direct significant activities of Shengtuo Hongyuan and Autohome Used Car Appraisal

Equity Interest Pledge Agreements. In August 2025, Chezhiying WFOE and each of the shareholders of Shengtuo Hongyuan entered into equity interest pledge agreements with respect to their equity interest in Shengtuo Hongyuan. The terms of these agreements are substantially the same as the equity interest pledge agreements between Autohome WFOE and each of the two shareholders of Autohome Information described above. In September 2016, Chezhiying WFOE and Shengtuo Hongyuan entered into equity interest pledge agreements with respect to the latter’s equity interest in Autohome Used Car Appraisal. The terms of this agreement are substantially the same as the equity interest pledge agreements between Autohome WFOE and Autohome Information.

Exclusive Technology Consulting and Service Agreements. In August 2025, Chezhiying WFOE and Shengtuo Hongyuan entered into an exclusive technology consulting and service agreement. In September 2016, Chezhiying WFOE and Autohome Used Car Appraisal entered into an exclusive technology consulting and service agreement. The terms of these agreements are substantially the same as the exclusive technology consulting and service agreements between Autohome WFOE and each of Autohome Information, Autohome Advertising and Chengshi Advertising described above.

Equity Option Agreements. In August 2025, Chezhiying WFOE, Shengtuo Hongyuan and each of the shareholders of Shengtuo Hongyuan entered into equity option agreements. The terms of these agreements are substantially the same as the equity option agreements among Autohome WFOE, Autohome Information and each of the two shareholders of Autohome Information described above. In September 2016, Chezhiying WFOE, Shengtuo Hongyuan and Autohome Used Car Appraisal entered into an equity option agreement. The terms of such agreement are substantially the same as the equity option agreements among Autohome WFOE, Autohome Information and each of Autohome Advertising and Chengshi Advertising.

Power of Attorney. In August 2025, each of the shareholders of Shengtuo Hongyuan executed an irrevocable power of attorney appointing Chezhiying WFOE, or any person designated by Chezhiying WFOE, as their attorney-in-fact, to vote on their behalf at the shareholders’ meetings of Shengtuo Hongyuan and to exercise full voting rights as the shareholders of Shengtuo Hongyuan with powers granted under PRC laws and regulations and the articles of association of the company, including the rights to appoint directors and management personnel. In September 2016, Shengtuo Hongyuan executed an irrevocable power of attorney appointing Chezhiying WFOE, or any person designated by Chezhiying WFOE, as its attorney-in-fact, to vote on its behalf at the shareholders’ meetings of Autohome Used Car Appraisal to exercise full voting rights as the shareholder of Autohome Used Car Appraisal with powers granted under PRC laws and regulations and the articles of association of Autohome Used Car Appraisal, including the rights to appoint directors and management personnel.

Loan Agreements. In August 2025, Chezhiying WFOE and each of the shareholders of Shengtuo Hongyuan entered into loan agreements. The terms of these agreements are substantially the same as the loan agreements between Autohome WFOE and each of the two shareholders of Autohome Information described above.

Agreements that provide us power to direct significant activities of Shanghai Jinyou

In September 2025, TTP WFOE entered into a series of contractual agreements with Shanghai Jinyou and its two individual nominee shareholders, namely Weiwei Wang and Wenqin Cheng. The contractual arrangements of TTP WFOE with Shanghai Jinyou and its shareholders allow TTP to (i) have power to direct significant activities of Shanghai Jinyou, (ii) receive substantially all of the economic benefits of Shanghai Jinyou, and (iii) have an exclusive option to purchase all or part of the equity interests in Shanghai Jinyou when and to the extent permitted by the PRC laws.

Autohome WFOE, Chezhiying WFOE and TTP WFOE recognized service fees from all the VIEs in the amount of RMB525.3 million in 2023, RMB460.2 million in 2024 and RMB373.0 million (US$53.3 million) in 2025 in consideration for services provided to the VIEs. In the years ended December 31, 2023, 2024 and 2025, the VIEs contributed in aggregate 13.5%, 11.5% and 10.3%, respectively, of our total net revenue.

Transactions with Entities Affiliated with Our Shareholders

Since Haier Group became our controlling shareholder, it provided vehicles rental services and other miscellaneous services to us for a total amount of RMB 9.0 million (US$1.3 million) in 2025. We provided Haier Group with advertising services and technical services in the amount of RMB5.1 million (US$0.7 million) in 2025.

Ping An Group, one of our shareholders, provided services including rental and property management services, technical services and other miscellaneous services, and assets to us for a total amount of RMB191.4 million in 2023, RMB209.8 million in 2024 and RMB164.5 million (US$23.5 million) in 2025. We earned service fees primarily for providing facilitation services related to insurance products and loan and leasing product transactions for Ping An Group or its affiliates on our platform as well as providing advertising services to Ping An Group for a total amount of RMB134.4 million in 2023, RMB306.0 million in 2024 and RMB320.5 million (US$45.8 million) in 2025. We also had cash or time deposits with commercial banks affiliated with Ping An Group and purchased in short-term cash management products managed by Ping An Group as a part of our cash management plan, which totaled RMB5,729.6 million, RMB5,185.6 million and RMB2,159.5million (US$308.8 million) as of December 31, 2023, 2024 and 2025, respectively. On January 4, 2022, we entered into a limited partner interest subscription agreement, a limited partnership agreement and certain other auxiliary documents with Ping An Capital Co., Ltd., an affiliate of Ping An Group, pursuant to which we subscribed for RMB400 million worth of limited partner interests in an equity investment fund managed by Ping An Capital Co., Ltd. The subject subscription was approved by our board of directors and its audit committee and was announced on the same day.

Investor Rights Agreements

Following CARTECH’s acquisition of 43.0% the Company’s equity interest from Yun Chen Capital Cayman in February 2025, we entered into an investor rights agreement with CARTECH on August 25, 2025 to the effect that CARTECH shall enjoy the same special rights given to Yun Chen Capital Cayman under the previous investor rights agreement. Under this investor rights agreement with CARTECH, so long as CARTECH and its affiliates holds at least 20% of our issued and outstanding shares, (i) we must permit CARTECH and its designated representatives, at their own cost and expense, at reasonable times and upon reasonable prior notice to us, to review our books and records and to discuss our financial condition with our officers; and (ii) we must provide to CARTECH our financial statements stated in the investor rights agreement so long as it is deemed necessary to consolidate our financial statements into the financial statements of CARTECH or its affiliates in accordance with the applicable accounting standards; and (iii) we must provide to CARTECH a copy of our register of members after the end of each quarter. The investor rights agreement was approved by the Board.

Save as disclosed above, there are no other rights granted to CARTECH or Haier Group or other shareholders which are not available to all shareholders of the Company. The Directors take the view that the special rights granted to CARTECH pursuant to the investor rights agreement are fair and reasonable and not prejudicial to the interest of our Company’s other shareholders. The same rights were granted to Ping An Group, the previous controlling shareholder of our Company (details of which were disclosed in our earlier public filings). Such rights were granted to CARTECH in recognition of the significant investment made by CARTECH. Taking into account the benefits of CARTECH maintaining a significant shareholding interest in our Company, the Directors take the view that the grant of such rights to CARTECH is in the best interest of our Company and the shareholders as a whole. After consulting our legal advisors, the Directors take the view that the grant of such special rights to CARTECH does not contravene the shareholders’ protection requirements under the relevant U.S. federal securities laws and the NYSE rules, and the terms of the investor rights agreement in relation to the grant of such special rights to CARTECH do not violate the applicable laws and regulations in the Cayman Islands.

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

On February 16, 2023, our board of directors approved an amendment to change the annual cash dividend to a fixed amount of at least RMB500.0 million between 2022 and 2026. The exact amount of the annual cash dividend will be determined by our board of directors based on our financial performance and cash position prior to the distribution, and is expected to be adjusted upward each year. On December 12, 2023, our board of directors approved an amendment to its dividend policy, pursuant to which our board of directors intends to declare a cash dividend semi-annually from 2024 to 2026. The total yearly cash dividend is expected to be no less than RMB1.5 billion with the exact amount to be determined by our board of directors based on our then financial performance, cash position, and applicable foreign exchange laws and regulations in China, among other factors. For the fiscal years of 2023, 2024 and 2025, we paid cash dividends in a total amount of US$69.2 million, US$202.9 million and US$211.8 million, respectively, to our shareholders, pursuant to our dividend policy.

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

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, register of mortgages and charges and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, we will allow our shareholders to inspect our register of members and provide our shareholders with annual audited financial statements.

Pursuant to the investor rights agreement we have with the CARTECH and other shareholders, CARTECH has the right to access our books and records so long as it holds in aggregate at least 20% of our issued and outstanding share capital.

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

Mainland China Taxation

We are a holding company incorporated in the Cayman Islands, which indirectly holds Autohome WFOE, Chezhiying WFOE and other subsidiaries in the mainland China. Our business operations are principally conducted through our mainland China subsidiaries and the VIEs. Although we believe we are not a mainland China resident enterprise for enterprise income tax purposes, uncertainty exists. In the event that our company or any of our offshore entities, is considered to be a mainland China resident enterprise: (a) our company or our offshore entities, as the case may be, would be subject to the mainland China enterprise income tax at the rate of 25% on worldwide income; and (b) dividend income that our company or our offshore entities, as the case may be, receive from our mainland China subsidiaries would be exempt from the mainland China withholding tax since such income is exempted under the EIT Law for mainland China resident enterprise; and (c) any dividends we pay to our non-mainland China shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as mainland China-sourced income and as a result become subject to mainland China withholding tax at a rate of up to 10%, subject to reduction or exemption by an applicable treaty. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our mainland China subsidiaries, dividends distributed to our non-mainland China shareholders and ADS holders, and gains recognized by such shareholders or ADS holders, may be subject to PRC taxes under the EIT Law, which would have a material adverse effect on our results of operations.”

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will hold ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon applicable provisions of the Code, Treasury regulations (proposed, temporary and final) promulgated thereunder (“Regulations”), pertinent judicial decisions, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant, which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors that are traders in securities that have elected the mark-to-market method of accounting, investors that have a functional currency other than the United States dollar, investors that are required to accelerate the recognition of any item of gross income with respect to their ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement, or investors that are partnerships or other entities taxable as partnerships for U.S. federal income tax purposes or that hold ADSs or ordinary shares through such entities), all of whom may be subject to tax rules that differ significantly from those discussed below. In addition, this discussion does not address United States federal estate, gift, Medicare, and alternative minimum tax considerations, or any non-United States, state, or local tax considerations. Each U.S. Holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and certain net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activity are taken into account as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. U.S. Holders should consult with their tax advisors regarding the implications of owning stock in a PFIC. No assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2025 or any future taxable year.

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

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a mainland China resident enterprise under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. However, U.S. Treasury regulations may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under applicable tax treaty. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares under their particular circumstances.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of our ADSs or ordinary shares under their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election with respect to ADSs (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, under certain circumstances, of ADSs or ordinary shares. Under these PFIC rules:

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

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and adjustable-rate investments. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

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

As of December 31, 2025, we had RMB-denominated cash and cash equivalents, restricted cash, short-term investments and long-term financial products of RMB16.4 billion, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$723.5 million. Assuming we had converted RMB16.4 billion into U.S. dollars at the exchange rate of RMB6.9931 for US$1.00 as of December 31, 2025, our U.S. dollar cash balance would have been US$3.1 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$2.8 billion instead.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither we nor the depositary can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. In 2025, we received reimbursement from the depositary of US$0.82 million.

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

The transaction costs of dealings in our ordinary shares on the Hong Kong Stock Exchange include:

•
AFRC transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;
•
SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
•
Stock Exchange trading fee of 0.00565% of the consideration of the transaction, charged to each of the buyer and seller;
•
transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
•
ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;
•
stock settlement fee, which is 0.0042% for each trade;
•
brokerage commission, which is freely negotiable with brokers (other than brokerage commissions for IPO transactions which are currently set at 1.0% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and
•
our Hong Kong Share Registrar will charge between HK$2.50 to HK$20.00, depending on the speed of service (or such higher fee as may from time to time be permitted under the Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors in Hong Kong must settle their trades executed on the Stock Exchange through their brokers directly or through custodians. For an investor in Hong Kong who has deposited his/her/its ordinary shares in his/her/its stock account or in his/her/its designated HKSCC Participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of HKSCC and the HKSCC Operational Procedures in effect from time to time. For an investor who holds physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his/her/its broker or custodian before the settlement date.

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

All costs attributable to the transfer of ordinary shares to effect a withdrawal from or deposit of ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of ordinary shares and ADSs should note that the Hong Kong Share Registrar will charge between HK$2.50 to HK$20.00, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of ordinary shares and ADSs must pay up to US$5.00 (or less) per 100 ADSs for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of ordinary shares into, or withdrawal of ordinary shares from, our ADS program.

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

For the period from December 10, 2013, the date that our registration statement on Form F-1 for our initial public offering was declared effective by the SEC, to December 31, 2025, we used an aggregate of approximately US$416.2 million of the net proceeds from our initial public offering, the 2014 Offering and the Hong Kong Offering for payment of establishment of new subsidiaries, investment in joint venture and other strategic investments, professional fees, insurance fees, compensation to directors and general corporate purposes.

We intend to use the remainder of the proceeds from the offerings listed above for general corporate purposes, including funding potential investments and acquisitions of complementary businesses, assets and technologies.

ITEM 15 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page F-2 of this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our independent registered public accounting firm, for the years indicated. We did not pay any other fees to our independent registered public accounting firm during the years other than those indicated below.

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in thousands)
Audit fees(1)	11,380	11,380	11,380
Tax fees(2)	316	580	250
Other fees(3)	449	250	600

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

The policy of our audit committee is to preapprove all audit and non-audit services provided by our independent registered public accounting firm, including audit services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, tax fees and other fees for the year ended December 31, 2025.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On September 4, 2024, our board of directors authorized a share repurchase program (the “Share Repurchase Program”), pursuant to which we may repurchase up to US$200 million of our shares (including ADSs) over the next 12 months. On August 14, 2025, our board of directors approved an extension of the term of the Share Repurchase Program through December 31, 2025. Under the Share Repurchase Program, we have repurchased 7,116,939 ADSs for a total cost of approximately US$184.5 million. On March 5, 2026, our board of directors authorized a new share repurchase program, under which we may repurchase up to US$200 million of ADSs over the next eighteen months.

The table below is a summary of the shares repurchased by us in 2025, which were all conducted in the open market pursuant to the publicly announced Share Repurchase Program.

	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
Period
January 1 – January 31, 2025	1,229,416	US$	26.29	1,229,416	117,059,806.70
February 1 – February 28, 2025	218,075	US$	27.80	218,075	110,997,073.74
March 1 – March 31, 2025	266,365	US$	27.99	266,365	103,542,791.30
April 1 – April 30, 2025	1,170,552	US$	26.08	1,170,552	73,019,547.37
May 1 – May 31, 2025	403,547	US$	25.70	403,547	62,648,104.45
June 1 – June 30, 2025	181,680	US$	24.79	181,680	58,144,538.17
July 1 – July 31, 2025	19,451	US$	25.86	19,451	57,641,569.62
August 1 – August 31, 2025	72,761	US$	27.40	72,761	55,647,999.48
October 1-October 31, 2025	60,591	US$	25.68	60,591	54,092,321.27
November 1-November 30, 2025	557,337	US$	24.35	557,337	40,522,735.90
December 1-December 31, 2025	1,076,364	US$	23.25	1,076,364	15,498,255.50
Total	5,256,139		N/A	5,256,139	N/A

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

Under the supervision of our board of directors, our cybersecurity risk assessment and management processes are implemented and maintained by various dedicated teams, mainly including (a) members of senior management, (b) personal information protection officer responsible for overseeing the implementation of our information and security system, (c) incident response operating team, (d) incident response handling team, and (e) public relations team (“Cybersecurity Incident Response Teams").

We have adopted a cybersecurity incident response policy which provides cybersecurity incident response workflow among our Cybersecurity Incident Response Teams, among others.

•
Our incident response operating team continuously and promptly monitors, investigates and assesses reported cybersecurity incidents.
•
Our personal information protection officer shall promptly investigate the reported cybersecurity incident and report to Company’s senior management any such incident that may have a material adverse effect on the Company’s business operations, financial performance, information and security system, and /or Company’s reputation. The personal information protection officer shall also supervise the measures taken to mitigate the risks or losses relating to such cybersecurity incident, among others.
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

4.1

Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.2

English translation of Form of Employment Agreement between a subsidiary of the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-192085), initially filed with the Securities and Exchange Commission on November 4, 2013)

4.3

English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Autohome Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.4

English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Chengshi Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.5

English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Chezhiying WFOE and Autohome Used Car Appraisal dated September 30, 2016 (incorporated by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.6

English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Autohome Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.37 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.7

English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Chengshi Advertising dated September 30, 2016 (incorporated by reference to Exhibit 4.38 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.8

English translation of the Executed Form of the Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Autohome Used Car Appraisal dated September 30, 2016 (incorporated by reference to Exhibit 4.39 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.9

English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.49 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.10

English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.50 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.11

English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.52 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.12

English translation of the Executed Form of the Power of Attorney by Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.61 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.13

English translation of the Executed Form of the Power of Attorney by Autohome Information dated September 30, 2016 (incorporated by reference to Exhibit 4.62 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.14

English translation of the Executed Form of the Power of Attorney by Shengtuo Hongyuan dated September 30, 2016 (incorporated by reference to Exhibit 4.63 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.15

Amended and Restated 2016 Share Incentive Plan of the Registrant, as amended on April 20, 2017 (incorporated by reference to Exhibit 4.65 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.16

2016 Share Incentive Plan II (as amended by Amendment No 1 to the 2016 Share Incentive Plan II) of the Registrant (incorporated by reference to Exhibit 4.66 to our annual report on For 20-F (File No. 001-36222), filed with the SEC on April 25, 2017)

4.17

Investor Rights Agreement by and among the Registrant and CARTECH dated August 25, 2025 (incorporated by reference to Exhibit 99.H to the Schedule 13D filed by CARTECH HOLDING CO with the SEC on August 29, 2025 (File No. 005-87808))

4.18

Investment Agreement relating to US$100 Million 8.0% Convertible Bond and other Convertible Bonds issued by TTP Car Inc. between the Registrant and TTP Car Inc. dated June 6, 2018 (incorporated by reference to Exhibit 4.59 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 12, 2019)

4.19

Preferred Share Purchase Agreement by and among the Registrant and TTP Car Inc. dated October 27, 2020 (incorporated by reference to Exhibit 4.58 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on March 2, 2021)

4.20

English translation of the Limited Partner Interest Subscription Agreement by and between Ping An Capital Co., Ltd. and Tianjin Autohome Software Co., Ltd. dated January 4, 2022 (incorporated by reference to Exhibit 4.53 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2022)

4.21

English translation of the Limited Partnership Agreement by and among Ping An Capital Co., Ltd., Tianjin Autohome Software Co., Ltd. and others dated January 4, 2022 (incorporated by reference to Exhibit 4.54 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2022)

4.22

English translation of the Supplemental Limited Partnership Agreement by and among Ping An Capital Co., Ltd., Guangzhou Ping An Consumption Equity Investment Partnership (Limited Partnership) and Tianjin Autohome Software Co., Ltd. dated January 4, 2022 (incorporated by reference to Exhibit 4.55 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2022)

4.23*

English translation of the Executed Form of the Termination Agreement on the control documents in connection with Autohome Information by and among Autohome WFOE, Autohome Information, Quan Long, Youdong Wang dated August 24, 2025

4.24*	English translation of the Executed Form of the Equity Interest Purchase Agreement by and among Autohome Information, Quan Long and Shenglei Zhou dated August 24, 2025

4.25*	English translation of the Executed Form of the Equity Interest Purchase Agreement by and among Autohome Information, Youdong Wang and Xing Fang dated August 24, 2025

4.26*

English translation of the Executed Form of the Termination Agreement on the control documents in connection with Shengtuo Hongyuan by and among Chezhiying WFOE, Shengtuo Hongyuan, Tao Wu, Youdong Wang dated August 24, 2025

4.27*	English translation of the Executed Form of the Equity Interest Purchase Agreement by and among Shengtuo Hongyuan, Youdong Wang and Xing Fang dated August 24, 2025

4.28*	English translation of the Executed Form of the Equity Interest Purchase Agreement by and among Shengtuo Hongyuan, Tao Wu and Shenglei Zhou dated August 24, 2025

4.29*	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Autohome WFOE and Autohome Information dated August 24, 2025

4.30*	English translation of the Executed Form of the Exclusive Technology Consulting and Service Agreement between Chezhiying WFOE and Shengtuo Hongyuan dated August 24, 2025

4.31*	English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Xing Fang dated August 24, 2025

4.32*	English translation of the Executed Form of the Loan Agreement between Autohome WFOE and Shenglei Zhou dated August 24, 2025

4.33*	English translation of the Executed Form of the Loan Agreement between Chezhiying WFOE and Xing Fang dated August 24, 2025

4.34*	English translation of the Executed Form of the Loan Agreement between Chezhiying WFOE and Shenglei Zhou dated August 24, 2025

4.35*	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Xing Fang dated August 24, 2025

4.36*	English translation of the Executed Form of the Equity Option Agreement among Autohome WFOE, Autohome Information and Shenglei Zhou dated August 24, 2025

4.37*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Shenglei Zhou dated August 24, 2025

4.38*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Autohome WFOE and Xing Fang dated August 24, 2025

4.39*	English translation of the Executed Form of the Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Xing Fang dated August 24, 2025

4.40*	English translation of the Executed Form of Equity Option Agreement among Chezhiying WFOE, Shengtuo Hongyuan and Shenglei Zhou dated August 24, 2025

4.41*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Shenglei Zhou dated August 24, 2025

4.42*	English translation of the Executed Form of the Equity Interest Pledge Agreement between Chezhiying WFOE and Xing Fang dated August 24, 2025

4.43*	English translation of the Executed Form of the Power of Attorney by Shenglei Zhou with respect to the voting rights of the shareholders of the Autohome Information dated August 24, 2025

4.44*	English translation of the Executed Form of the Power of Attorney by Xing Fang with respect to the voting rights of the shareholders of the Autohome Information dated August 24, 2025

4.45*	English translation of the Executed Form of the Power of Attorney by Shenglei Zhou with respect to the voting rights of the shareholders of the Shengtuo Hongyuan dated August 24, 2025

4.46*	English translation of the Executed Form of the Power of Attorney by Xing Fang with respect to the voting rights of the shareholders of the Shengtuo Hongyuan dated August 24, 2025

4.47*

English translation of the Executed Form of the Termination Agreement on the control documents in connection with Shanghai Jinyou by and among TTP WFOE, Shanghai Jinyou, Weiwei Wang and Lan Zhang dated September 16, 2025

4.48*	English translation of the Executed Form of the Exclusive Support Services Contract between TTP WFOE and Shanghai Jinyou dated September 16, 2025

4.49*	English translation of the Executed Form of the Equity Pledge Agreement between TTP WFOE and Weiwei Wang and Wenqin Cheng dated September 16, 2025

4.50*	English translation of the Executed Form of the Shareholder Voting Rights Proxy Agreement among TTP WFOE, Shanghai Jinyou and Weiwei Wang and Wenqin Cheng dated September 16, 2025

4.51*	English translation of the Executed Form of the Exclusive Purchase Option Agreement between TTP WFOE, and Weiwei Wang and Wenqin Cheng dated September 16, 2025

8.1*	List of Principal Subsidiaries and VIEs

11.1

Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form 6-K (File No. 001-36222), filed with the Securities and Exchange Commission on November 3, 2022)

11.2	Insider Trading Policies of the Registrant (incorporated by reference to Exhibit 11.2 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 15, 2025)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, independent registered public accounting firm

15.2*	Consent of Commerce & Finance Law Offices

97.1	Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 to our annual report on Form 20-F (File No. 001-36222), filed with the SEC on April 25, 2024)

101.INS*	Inline XBRL Instance Document-this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed with this annual report on Form 20-F.

** Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AUTOHOME INC.
By:	/s/ Chi Liu
	Name:	Chi Liu
	Title:	Chairman of the Board and Chief Executive Officer

Date: April 15, 2026

AUTOHOME INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Autohome Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Autohome Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Allowance for current expected credit losses on accounts receivable

As described in Notes 2(o) and 4 to the consolidated financial statements, as of December 31, 2025, the gross balance of accounts receivable was RMB1,744.3 million, against which an allowance for current expected credit losses of RMB223.0 million was provided. The allowance is management’s estimate of current expected credit losses. Management estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics and estimated the allowance for credit losses on receivables not sharing similar risk characteristics on an individual basis. The key factors considered when determining the allowance for credit losses include the historical loss experience and financial performance of the customers.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of the allowance for current expected credit losses. These procedures also included, among others, (i) evaluating the appropriateness of the model and methodology; (ii) testing the completeness and accuracy of underlying data used in the model; and (iii) evaluating the reasonableness of significant assumptions used by management related to credit risk characteristics and expected loss rates, with consideration of the historical loss experience and financial performance of the customers. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the model and methodology and evaluating the reasonableness of management’s significant assumptions.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 15, 2026

We have served as the Company’s auditor since 2016.

AUTOHOME INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents (including related party balances of RMB158,589 and RMB73,415 (US$10,498) as of December 31, 2024 and 2025, respectively)		1,693,597	2,175,493	311,091
Restricted Cash (including related party balances of RMB86,809 and RMB74,424 (US$10,642) as of December 31, 2024 and 2025, respectively)	2(h)	88,515	74,424	10,642
Short-term investments (including related party balances of RMB4,935,177 and RMB2,006,611 (US$286,942) as of December 31, 2024 and 2025, respectively)		21,621,992	17,063,633	2,440,067
Accounts receivable (net of allowance for credit losses of RMB196,819 and RMB222,960 (US$31,883) as of December 31, 2024 and 2025, respectively)	4	1,358,849	1,521,347	217,550
Amounts due from related parties, current	12	63,957	43,599	6,235
Prepaid expenses and other current assets	5	336,941	308,733	44,148
Total current assets		25,163,851	21,187,229	3,029,733
Non-current assets:
Restricted cash, non-current (including related party balances of RMB5,000 and RMB5,000 (US$715) as of December 31, 2024 and 2025, respectively)	2(h)	5,000	5,000	715
Property and equipment, net	7	204,049	191,063	27,322
Intangible assets, net	8	127,817	53,669	7,675
Goodwill		3,941,820	3,941,820	563,672
Long-term equity investments	9	339,247	442,017	63,208
Other long-term investments		—	2,124,783	303,840
Amounts due from related parties, non-current	12	3,521	9,709	1,388
Deferred tax assets	6	308,246	262,622	37,554
Other non-current assets	10	128,074	90,612	12,957
Total non-current assets		5,057,774	7,121,295	1,018,331
Total assets		30,221,625	28,308,524	4,048,064
LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other payables (including related party balances of current lease liabilities of RMB66,860 and RMB31,885 (US$4,560) as of December 31, 2024 and 2025, respectively)	11	2,931,869	2,192,496	313,523
Advance from customers		106,276	98,083	14,026
Deferred revenue		276,894	170,836	24,429
Income tax payable		185,976	82,000	11,726
Amounts due to related parties	12	38,250	13,739	1,965
Dividends payable		990,529	976,382	139,621
Total current liabilities (including current liabilities of consolidated VIEs without recourse to Autohome WFOE, Chezhiying WFOE or TTP WFOE of RMB338,455 and RMB346,052 (US$49,484) as of December 31, 2024 and 2025, respectively)		4,529,794	3,533,536	505,290
Non-current liabilities:
Other liabilities (including related party balances of non-current lease liabilities of RMB17,019 and RMB20,545 (US$2,938) as of December 31, 2024 and 2025, respectively)	2(s)	23,103	21,544	3,079
Deferred tax liabilities	6	468,078	458,266	65,531
Total non-current liabilities (including non-current liabilities of consolidated VIEs without recourse to Autohome WFOE, Chezhiying WFOE or TTP WFOE of RMB22,661 and RMB8,983 (US$1,284) as of December 31, 2024 and 2025, respectively)		491,181	479,810	68,610
Total liabilities (including total liabilities of consolidated VIEs without recourse to Autohome WFOE, Chezhiying WFOE or TTP WFOE of RMB361,116 and RMB355,035 (US$50,768) as of December 31, 2024 and 2025, respectively)		5,020,975	4,013,346	573,900
Commitments and contingencies	13

The accompanying notes are an integral part of these consolidated financial statements.

AUTOHOME INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$
Mezzanine equity:
Convertible redeemable noncontrolling interests	19	1,931,529	2,121,191	303,326

Shareholders’ equity:
Ordinary shares (par value of US$0.0025 per share; 400,000,000,000 ordinary shares authorized; 479,288,580 and 463,038,708 ordinary shares issued and outstanding, as of December 31, 2024 and 2025, respectively)	2(a),15	8,659	8,659	1,238
Additional paid-in capital		8,229,559	8,224,287	1,176,058
Treasury stock	15	(1,523,400)	(2,237,944)	(320,022)
Accumulated other comprehensive income		495,384	399,547	57,134
Retained earnings		16,741,535	16,646,779	2,380,458
Total Autohome Inc. shareholders’ equity		23,951,737	23,041,328	3,294,866
Noncontrolling interests		(682,616)	(867,341)	(124,028)
Total equity		23,269,121	22,173,987	3,170,838
Total liabilities, mezzanine equity and equity		30,221,625	28,308,524	4,048,064

The accompanying notes are an integral part of these consolidated financial statements.

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data, continued)

		Year ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$
Net revenues:	2(o)
Media services		1,870,819	1,523,075	1,153,419	164,937
Leads generation services		3,111,805	3,135,885	2,709,235	387,415
Online marketplace and others		2,201,511	2,380,627	2,589,376	370,276
Total net revenues (including related party transactions of RMB134,378, RMB305,958 and RMB325,563 (US$46,555) for the years ended December 31, 2023, 2024 and 2025, respectively)		7,184,135	7,039,587	6,452,030	922,628
Cost of revenues (including related party transactions of RMB62,372, RMB70,493 and RMB45,510 (US$6,508) for the years ended December 31, 2023, 2024 and 2025, respectively)	14	(1,411,881)	(1,483,220)	(1,783,831)	(255,084)
Gross profit		5,772,254	5,556,367	4,668,199	667,544
Operating expenses:
Sales and marketing expenses		(3,012,479)	(2,988,169)	(2,532,667)	(362,167)
General and administrative expenses (including reversal of allowance for credit losses of RMB24,359 for the years ended December 31, 2023, and provision for credit losses of RMB35,293 and provision for credit losses of RMB32,667 (US$4,671) for the years ended December 31, 2024 and 2025, respectively)		(537,979)	(534,809)	(504,013)	(72,072)
Product development expenses		(1,348,472)	(1,318,443)	(1,063,746)	(152,114)
Total Operating expenses (including related party transactions of RMB128,155, RMB139,653 and RMB127,968 (US$18,299) for the years ended December 31, 2023, 2024 and 2025, respectively)		(4,898,930)	(4,841,421)	(4,100,426)	(586,353)
Other operating income, net	2(aa)	264,101	288,551	201,514	28,816
Operating profit		1,137,425	1,003,497	769,287	110,007
Interest and investment income, net (including related party transactions of RMB202,304, RMB215,253 and RMB114,424 (US$16,362) for the years ended December 31, 2023, 2024 and 2025, respectively)		831,006	791,905	659,810	94,352
Share of results of equity method investments		29,133	(109,094)	102,770	14,695
Income before income taxes		1,997,564	1,686,308	1,531,867	219,054
Income tax expenses	6	(72,155)	(62,959)	(141,745)	(20,269)
Net income		1,925,409	1,623,349	1,390,122	198,785
Net loss attributable to noncontrolling interests		9,901	57,774	52,708	7,537
Net income attributable to Autohome Inc.		1,935,310	1,681,123	1,442,830	206,322
Accretion of mezzanine equity	19	(153,294)	(172,596)	(189,661)	(27,121)
Accretion attributable to noncontrolling interests		98,071	111,035	131,964	18,870
Net income attributable to ordinary shareholders		1,880,087	1,619,562	1,385,133	198,071
Earnings per share attributable to ordinary shareholders:
Basic	17	3.84	3.34	2.95	0.42
Diluted	17	3.83	3.33	2.93	0.42
Earnings per ADS attributable to ordinary shareholders (one ADS equals four ordinary shares):
Basic	17	15.35	13.36	11.78	1.69
Diluted	17	15.31	13.31	11.74	1.68
Weighted average number of shares used to compute earnings per share attributable to ordinary shareholders:
Basic	17	489,952,172	484,945,912	470,186,664	470,186,664
Diluted	17	491,252,460	486,552,724	472,096,864	472,096,864
Net income		1,925,409	1,623,349	1,390,122	198,785
Other comprehensive income
Foreign currency translation adjustments		72,936	52,825	(95,890)	(13,712)
Comprehensive income		1,998,345	1,676,174	1,294,232	185,073
Comprehensive loss attributable to noncontrolling interests		9,956	57,699	52,761	7,545
Comprehensive income attributable to Autohome Inc.		2,008,301	1,733,873	1,346,993	192,618

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		Year ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income		1,925,409	1,623,349	1,390,122	198,785
Adjustments to reconcile net income to net cash from operating activities:
Depreciation of property and equipment		167,775	123,647	110,484	15,799
Amortization of intangible assets		76,688	74,334	74,145	10,603
Amortization of operating lease assets		108,111	106,527	88,793	12,697
Gain on disposal of property and equipment		(874)	(1,834)	(2,901)	(415)
Provision for credit losses		(24,359)	35,293	32,667	4,671
Share of results of equity method investments		(29,133)	109,094	(102,770)	(14,695)
Fair value change of short-term investments		(29,699)	(44,881)	39,523	5,652
Fair value change of long-term investments		—	—	(24,783)	(3,544)
Share-based compensation		195,092	192,024	218,974	31,313
Deferred income taxes		(49,963)	(42,525)	35,812	5,121
Changes in operating assets and liabilities:
Accounts receivable		479,943	77,842	(188,638)	(26,976)
Amounts due from related parties, current		33,205	(47,518)	20,358	2,911
Prepaid expenses and other current assets		(244,111)	(57,086)	92,716	13,258
Amounts due from related parties, non-current		(6,629)	12,527	(6,188)	(885)
Other non-current assets		(192,988)	(33,673)	(51,331)	(7,340)
Accrued expenses and other payables		366,969	(135,027)	(594,277)	(84,980)
Advance from customers		9,332	897	(8,193)	(1,172)
Deferred revenue		(345,550)	(524,687)	(106,058)	(15,166)
Income tax payable		(23,861)	(42,762)	(102,923)	(14,718)
Amounts due to related parties		(2,524)	13,678	(24,511)	(3,505)
Other liabilities		38,596	(66,084)	(1,559)	(223)
Net cash generated from operating activities		2,451,429	1,373,135	889,462	127,191
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		(78,567)	(139,996)	(118,057)	(16,882)
Proceeds from disposal of property and equipment		921	3,963	5,809	831
Purchase of intangible assets		(329)	—	—	—
Purchase of short-term investments		(17,512,173)	(21,057,787)	(28,732,370)	(4,108,674)
Purchase of long-term investments		—	—	(2,100,000)	(300,296)
Maturity of short-term investments		18,590,497	18,142,153	33,096,465	4,732,732
Net cash generated from/(used in) investing activities		1,000,349	(3,051,667)	2,151,847	307,711
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of share options		296	2,051	24	3
Payment of dividends		(490,990)	(1,480,752)	(1,481,245)	(211,815)
Payments for repurchase of ordinary shares	15	(633,799)	(223,062)	(1,051,983)	(150,432)
Net cash used in financing activities		(1,124,493)	(1,701,763)	(2,533,204)	(362,244)
Effect of exchange rate changes on cash and cash equivalents and restricted cash		(14,612)	39,260	(40,300)	(5,764)
Net (decrease)/increase in cash and cash equivalents and restricted cash		2,312,673	(3,341,035)	467,805	66,894
Cash and cash equivalents and restricted cash at beginning of year		2,815,474	5,128,147	1,787,112	255,554
Cash and cash equivalents and restricted cash at end of year		5,128,147	1,787,112	2,254,917	322,448
Supplemental disclosures of cash flow information:
Income taxes paid (net of refunds)		159,094	153,498	187,941	26,875
Purchase of fixed assets included in accrued expenses and other payables		35,216	24,569	16,444	2,351
Dividends declared but not paid		984,332	990,529	976,382	139,621
Cash paid for operating lease cost		113,000	111,042	91,260	13,050
Right-of-use assets acquired under operating leases		192,100	15,510	60,158	8,602

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Note	Ordinary shares		Additional capital	Treasury	Accumulated other comprehensive	Retained	Noncontrolling	Total
		Shares	Amount	paid-in	stock	income	earnings	interests	equity
		Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022		492,742,468	8,550	8,064,283	(750,337)	369,643	16,196,703	(405,855)	23,482,987
Net income		—	—	—	—	—	1,935,310	(9,901)	1,925,409
Other comprehensive income/(loss)		—	—	—	—	72,991	—	(55)	72,936
Dividends declared (US$1.73 per ADS)		—	—	—	—	—	(1,475,322)	—	(1,475,322)
Exercise and vesting of share-based awards		2,817,856	49	247	—	—	—	—	296
Share-based compensation		—	—	195,092	—	—	—	—	195,092
Repurchase of ordinary shares	15	(12,162,224)	—	(48,039)	(585,760)	—	—	—	(633,799)
Accretion of redeemable noncontrolling interests		—	—	—	—	—	(55,223)	(98,071)	(153,294)
Balance as of December 31, 2023		483,398,100	8,599	8,211,583	(1,336,097)	442,634	16,601,468	(513,882)	23,414,305
Net income		—	—	—	—	—	1,681,123	(57,774)	1,623,349
Other comprehensive income/(loss)		—	—	—	—	52,750	—	75	52,825
Dividends declared (US$1.72 per ADS)		—	—	—	—	—	(1,479,495)	—	(1,479,495)
Exercise and vesting of share-based awards		3,333,680	60	1,991	—	—	—	—	2,051
Share-based compensation		—	—	192,024	—	—	—	—	192,024
Repurchase of ordinary shares	15	(7,443,200)	—	(176,039)	(187,303)	—	—	—	(363,342)
Accretion of redeemable noncontrolling interests		—	—	—	—	—	(61,561)	(111,035)	(172,596)
Balance as of December 31, 2024		479,288,580	8,659	8,229,559	(1,523,400)	495,384	16,741,535	(682,616)	23,269,121
Net income		—	—	—	—	—	1,442,830	(52,708)	1,390,122
Other comprehensive income		—	—	—	—	(95,837)	—	(53)	(95,890)
Dividends declared (US$1.79 per ADS)		—	—	—	—	—	(1,479,889)	—	(1,479,889)
Exercise and vesting of share-based awards		4,293,312	—	24	—	—	—	—	24
Share-based compensation		—	—	218,974	—	—	—	—	218,974
Repurchase of ordinary shares	15	(20,543,184)	—	(224,270)	(714,544)	—	—	—	(938,814)
Accretion of redeemable noncontrolling interests		—	—	—	—	—	(57,697)	(131,964)	(189,661)
Balance as of December 31, 2025		463,038,708	8,659	8,224,287	(2,237,944)	399,547	16,646,779	(867,341)	22,173,987
Balance as of December 31, 2025, in US$			1,238	1,176,058	(320,022)	57,134	2,380,458	(124,028)	3,170,838

The accompanying notes are an integral part of these consolidated financial statements

AUTOHOME INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

1.
ORGANIZATION

Autohome Inc., formerly known as Sequel Limited (together with its subsidiaries, VIEs and VIEs’ subsidiaries is defined as the “Company”), was incorporated under the laws of the Cayman Islands on June 23, 2008. Upon incorporation, the Company was 100% owned by Telstra Holdings Pty Ltd. (“Telstra”). On June 27, 2008 (the “Acquisition date”), the Company acquired Cheerbright International Holdings Limited (“Cheerbright”), China Topside Co., Ltd. (“China Topside”), and Norstar Advertising Media Holdings Co., Ltd. (“Norstar”), and their respective wholly foreign-owned enterprises and variable interest entities (“VIEs”). Subsequent to the acquisition, the Company was owned 55% by Telstra, and 45% by the selling shareholders of Cheerbright, China Topside and Norstar. In May 2012, Telstra acquired additional ordinary shares of Autohome Inc. from other shareholders. In June 2016, Telstra completed the sale of approximately 47.4% of the then total issued shares in Autohome Inc. to Yun Chen Capital Cayman (“Yun Chen”), a subsidiary of Ping An Insurance Company of China, Ltd. (“Ping An”) and on February 22, 2017, Yun Chen further acquired from Telstra approximately 6.5% of the then total issued shares in Autohome Inc. After the consummation of the sale, Yun Chen has become the Company’s controlling shareholder since June 2016. In August 2025, Yun Chen completed the sale of approximately 43.0% of the then total issued shares in Autohome Inc. to CARTECH HOLDING COMPANY (“CARTECH”), a subsidiary of Haier Group Corporation (“Haier Group”). Immediately upon the completion of the share transfer, Yun Chen held approximately 5.1% of the issued and outstanding Shares, and ceased to be the controlling shareholder of the Company. CARTECH held approximately 43.0% of the issued and outstanding Shares, and has become the controlling shareholder since then.

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

As of December 31, 2025, Autohome Inc. had 463,038,708 issued and outstanding ordinary shares after considering the effects of the Share Subdivision as detailed in Note 2(a). CARTECH is the Company’s controlling shareholder who held 43.4% of the total equity interest and a significant percentage of the voting rights in the Company as of December 31, 2025, by which it has substantial influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company’s assets, election of directors and other significant corporate actions.

The Company, through its subsidiaries, VIEs and VIEs’ subsidiaries, is engaged in the provision of media services, leads generation services and online marketplace and others.

As of December 31, 2025, the following table sets forth the Company’s principal subsidiaries, principal VIEs and VIEs’ subsidiaries:

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

Autohome WFOE entered into a series of contractual agreements with Autohome Information and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in August 2025 by and between Autohome WFOE, Autohome Information, Mr. Shenglei Zhou and Mr. Xing Fang, taking place of the previous contractual agreements entered into in January 2024 by and between Autohome WFOE, Autohome Information, Mr. Quan Long and Mr. Youdong Wang (the previous individual nominee shareholders of Autohome Information).

Chezhiying WFOE also entered into a series of contractual agreements with Shengtuo Hongyuan and each of its individual nominee shareholders. The currently effective contractual agreements were entered into in August, 2025 by and between Chezhiying WFOE, Shengtuo Hongyuan, Mr. Shenglei Zhou, and Mr. Xing Fang, taking place of the previous contractual agreements entered into in February 2025 by and between Chezhiying WFOE, Shengtuo Hongyuan, Mr. Tao Wu and Mr. Youdong Wang (the previous individual nominee shareholders of Chezhiying WFOE).

In the end of December 2020, the Company acquired TTP, its subsidiaries and VIEs, which also conduct its business related to internet content services through VIEs. The currently effective contractual agreements were entered into in September 2025 by and between TTP WFOE, Shanghai Jinyou, Weiwei Wang and Cheng Wenqin, as the individual nominee shareholders, taking place of the previous contractual agreements entered into in 2022 by and between TTP WFOE, Shanghai Jinyou, Weiwei Wang and Zhang Lan (the previous individual nominee shareholder of TTP WFOE).

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

In addition, if Autohome Information and its subsidiaries, Shengtuo Hongyuan and its subsidiaries, Shanghai Jinyou and its subsidiaries or their shareholders fail to perform their obligations under the Contractual Agreements, the Company may have to incur substantial costs and expend resources to enforce the Company’s rights under the contracts. The Company may have to rely on legal remedies under mainland China law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of these Contractual Agreements are governed by mainland China law and provide for the resolution of disputes through arbitration in mainland China. Accordingly, these contracts would be interpreted in accordance with mainland China law and any disputes would be resolved in accordance with mainland China legal procedures. As a result, there are uncertainties regarding the Company’s ability to enforce these Contractual Agreements. Under mainland China law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in mainland China courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Company is unable to enforce these Contractual Agreements, the Company may not be able to obtain a controlling financial interest in the VIEs and VIEs’ subsidiaries, and the Company’s ability to conduct its business may be negatively affected.

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

The VIEs contributed an aggregate of 13.5%, 11.5% and 10.3% of the consolidated net revenues for the years ended December 31, 2023, 2024 and 2025, respectively, after elimination of inter-company transactions. As of December 31, 2024, and 2025, the VIEs accounted for an aggregate of 7.1% and 7.0%, respectively, of the consolidated total assets, and 7.2% and 8.9%, respectively, of the consolidated total liabilities after elimination of inter-company balances.

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

	Year ended December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Current assets	577,206	545,272	77,973
Non-current assets	1,695,351	1,606,258	229,692
Total assets	2,272,557	2,151,530	307,665
Accrued expenses and other payables	245,920	223,819	32,005
Advance from customers	61,037	59,806	8,552
Deferred revenue	31,498	62,427	8,927
Inter-company payables	415,436	375,734	53,730
Total current liabilities	753,891	721,786	103,214
Other liabilities	3,533	966	138
Deferred tax liabilities	19,128	8,017	1,146
Total non-current liabilities	22,661	8,983	1,284
Total liabilities	776,552	730,769	104,498
Net assets	1,496,005	1,420,761	203,167

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues
-Third-party revenues	968,869	809,445	662,817	94,782
-Inter-company revenues	179,587	124,738	103,447	14,793
Net loss	(112,791)	(10,456)	(37,019)	(5,294)

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from/ (used in) operating activities	24,582	(93,440)	(18,752)	(2,682)
Net cash used in investing activities	(1,092,190)	(1,286,652)	(1,497,683)	(214,166)
Net cash generated from financing activities	1,115,463	1,377,541	1,421,314	203,245

The revenue-producing assets that are held by the VIEs comprise of customer relationship, trademarks, websites, domain names, operating license and servers.

The current assets of the VIEs included amounts due from Group companies of RMB112.97 million and RMB178.79 million (US$25.57 million), as of December 31, 2024 and 2025, respectively, which were eliminated upon consolidation by the Company. The current liabilities of the VIEs included amounts due to Group companies of RMB415.44 million and RMB375.73 million (US$53.73 million), as of December 31, 2024 and 2025, respectively, which were eliminated upon consolidation by the Company. There was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs. Creditors of the VIEs have no recourse to the general credit of the WFOEs, which are the primary beneficiaries of the VIEs. The WFOEs did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the years presented.

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

(c)
Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Areas where management uses subjective judgment include, but are not limited to: estimation of variable consideration represented by sales rebates related to revenue transactions; initial valuation of the assets acquired and liabilities assumed in a business combination; fair value measurement of short-term investments and long-term financial products; depreciation or amortization of long-lived assets and intangible assets; subsequent impairment assessment of long-lived assets, intangible assets, goodwill, other non-current assets and long-term equity investments; provision for expected credit loss for financial assets which are within the scope of ASC 326; accounting for deferred income taxes, assessment of fair value and estimate of forfeitures for share-based awards; and accretion of changes in the redemption value on the preferred shares owned by the noncontrolling shareholders. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

(e)
Convenience Translation

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.9931 on December 31, 2025 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)
Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, and time deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities of three months or less.

(g)
Short-term Investments and Other Long-term Investments

Short-term investments represent bank deposits available for current operations that are measured at amortized cost, and adjustable-rate financial products with maturities less than 1 year that are measured at fair value. Other long-term investments represent the adjustable-rate financial products with maturities exceeding one year that are measured at fair value. In accordance with ASC 825, Financial Instruments, for adjustable-rate financial products with the interest rate indexed to performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income as “interest and investment income, net”.

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

The following table provides a reconciliation of the amount of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets to the total of the same such amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Amounts shown in Consolidated Balance Sheets:
Cash and cash equivalents	4,996,353	1,693,597	2,175,493	311,091
Restricted cash	131,794	93,515	79,424	11,357
Total cash, cash equivalents and restricted cash as shown in Consolidated Statements of Cash Flows	5,128,147	1,787,112	2,254,917	322,448

(i)
Fair Value Measurements of Financial Instruments

Financial instruments of the Company primarily comprise of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, prepaid expenses and other current assets excluding prepayments and staff advances, other long-term investments, other non-current assets excluding operating lease right-of-use assets and prepayments, accrued expenses and other payables, and amounts due to related parties. The carrying values of these financial instruments excluding other non-current assets approximated their fair values due to the short-term maturity of these instruments.

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

(l)
Long-term Equity Investments

The Company’s long-term equity investments consist of equity method investments. Investments in entities in which the Company can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investments-Equity Method and Joint Ventures. Under the equity method, the Company initially records its investments at cost. The Company subsequently adjusts the carrying amount of the investments to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investments. The Company evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

(m)
Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Company’s goodwill at December 31, 2024 and 2025 was related to its acquisition of Cheerbright, China Topside and Norstar in June 2008, and its acquisition of TTP in December 2020. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present. Also, the Company has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly.

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

Management has determined that the Company represents the lowest level within the entity at which goodwill is monitored for internal management purposes. The Company applied the quantitative assessment and performed the goodwill impairment test by quantitatively comparing the fair values of the reporting unit to it carrying amounts. The Company estimates the fair value using market approach or income approach, which involved assumptions, such as revenue growth rates, profitability in estimating future cash flows, and discount rates, etc. Changes in these assumptions could materially affect the determination of fair value for the reporting unit. No impairment charge was recognized for the years ended December 31, 2023, 2024 and 2025.

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

Leads generation services

Leads generation services primarily include revenues from (i) dealer subscription services, (ii) advertising services sold to individual dealer advertisers, and (iii) used car listing services. Under the dealer subscription services, the Company makes available throughout the subscription period a webpage linked to its websites and mobile applications where the dealers can publish information such as the pricing of their products, locations and addresses and other related information. Usually, revenue of dealer subscription services is recognized over time on a straight-line basis as services are constantly provided over the subscription period. For the advertising services sold to individual dealers, revenue is recognized when the advertising is published over the stated displaying period. The used car listing services primarily include listing and displaying of used vehicles, generation of sales leads, etc. for sellers through the Company’s platform. The used car platform acts as a user interface that allows potential used car buyers to identify listings that meet their specific requirements and contact the sellers. The service fee is charged per the number of displayed days, or quantity of sales leads delivered. Revenue is recognized respectively over the stated displaying period or at a point in time upon the delivery of sales leads.

Online marketplace and others

Online marketplace and others revenue primarily consist of revenues related to (i) data products, (ii) vehicle sales, (iii) new and used vehicle transaction platform, and (ⅳ) auto financing services and others.

For the data products, the Company provides data-driven products and solutions for the automakers and dealers, and recognizes revenue over the service period of data-driven products and solutions by the automakers and dealers.

For the vehicle sales, the Company sells vehicles to franchised offline stores and individual customers. Revenue is generally recognized at a point in time when control of the vehicles is transferred to the customers with acceptance reports.

For the new and used vehicle transaction platform business, the Company provides platform-based services including facilitation of transactions, transaction-oriented marketing solutions, and generation of sales leads. For the new vehicle transaction, the Company acts as the platform for users to review automotive-related information and inquiry, and facilitates of transaction by delivering sales leads to the automakers. For the used vehicle transaction, the Company acts as a used car consumer-to-business-to-consumer transaction system that facilitates the used car transaction between the sellers and buyers and charge the service fee per each sale. The new and used vehicle transaction revenue is recognized at a point in time when the sales leads are delivered or upon the successful facilitation of transaction.

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

Contract Balances and Accounts Receivable

Payment terms and conditions vary by contract and service types. Generally, excluding dealer subscription and used car listing, the rest of service contracts usually require payment within several months of service delivery. The term between billings and when payment is due is not significant and the Company generally does not provide significant financing terms. Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Company has satisfied its performance obligations and has the unconditional right to payment. Payments in advance of revenue recognition are recorded as deferred revenue and recognized as revenue along with the fulfillment of performance obligations. Deferred revenue is primarily related to the advanced payment related to dealer subscription services and used car listings under leads generation services. The beginning balance of deferred revenue of RMB276.89 million (US$39.59 million) was recognized as revenue for the year ended December 31, 2025, and the unrecognized part was immaterial.

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

Practical Expedients and Exemptions

The Company has elected to use the practical expedient to not disclose the remaining performance obligations for contracts that have durations of one year or less. Performance obligations to be recognized over a period in excess of one year are immaterial as of December 31, 2024 and 2025.

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

(p)
Cost of Revenues

Cost of revenues primarily consist of (i) operational costs, (ii) content costs, (iii) bandwidth and Internet Data Center (“IDC”) fees, (iv) tax surcharges and (v) cost of vehicles sales and (ⅵ) depreciation & amortization expenses and others. Operational costs primarily include the transaction fees incurred on our platform, execution costs of service contracts, salaries and benefits, and share-based compensation expenses of related employees. Content costs are costs directly related to purchasing and producing the professionally-generated content displayed on our websites and mobile applications.

(q)
Advertising Expenditures

Advertising expenditures which amounted to RMB1,429.06 million, RMB1,288.54 million and RMB1,000.44 million (US$143.06 million) for the years ended December 31, 2023, 2024 and 2025, respectively, are expensed as incurred and are included in sales and marketing expenses.

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

The Company determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. The Company has operating leases for office buildings and data centers and has no finance leases as of December 31, 2024 and 2025. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

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

As of December 31, 2024 and 2025, the Company recognized the following items related to operating lease in its consolidated balance sheets.

	As of December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Operating lease ROU assets	98,921	62,168	8,890
Operating lease liabilities, current portion	73,610	39,207	5,607
Operating lease liabilities, non-current portion	23,103	21,544	3,079

Lease cost recognized in the Company’s consolidated statements of comprehensive income is summarized as follows:

		Year ended December 31,
		2023	2024	2025
	Classification	RMB	RMB	RMB	US$
		(in thousands)
Operating lease cost		119,484	114,311	92,926	13,288
	Cost of revenues	15,193	12,175	8,850	1,266
	Operating expenses	104,291	102,136	84,076	12,022
Cost of other leases with terms less than one year		91,815	91,446	84,895	12,140
	Cost of revenues	82,975	86,576	81,766	11,692
	Operating expenses	8,840	4,870	3,129	448

Maturities of operating lease liabilities as of December 31, 2025 are as follows:

	Amounts
	RMB	US$
	(in thousands)
2026	40,524	5,795
2027	20,091	2,873
2028	2,274	325
Total lease payments	62,889	8,993
Less imputed interest	(2,137)	(306)
Total	60,752	8,687

As of December 31, 2024 and 2025, the Company’s weighted-average remaining lease term was 1.17 and 1.52 years, and weighted-average discount rate was 4.83% and 4.36%, respectively.

As of December 31, 2024 and 2025, the Company does not have any significant operating or finance leases that have not yet commenced. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company leased office buildings and data centers from its related party, Ping An Company for a total amount of RMB157.53 million, RMB160.02 million and RMB116.93 million (US$16.72 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

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

(y)
Employee Benefits

The full-time employees of the Company’s mainland China subsidiaries, the VIEs and VIEs’ subsidiaries are entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant mainland China regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total expenses for the employee benefits plans were RMB435.45 million, RMB438.25 million and RMB394.94 million (US$56.48 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

(z)
Share-based Compensation

Share-based awards granted to employees are accounted for under ASC 718, Compensation—Stock Compensation, which requires that share-based awards granted to employees be measured based on the grant date fair value and recognized as compensation expense over the requisite service period (which is generally the vesting period) in the consolidated statements of comprehensive income. The Company has elected to recognize compensation expense using the straight-line method for all share-based awards granted with service conditions that have a graded vesting schedule. For awards with performance condition and multiple service periods, if the performance conditions are independent for each year, each tranche is accounted for as a separate award with its own requisite service period. Compensation cost is recognized over the respective requisite service inception date, grant-date fair value and service period separately for each separately-vesting tranche as though each tranche of the award is, in substance, a separate award.

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

(aa)
Other operating income, net

Value Added Tax (“VAT”) refunds are presented as a component of other operating income, net. For Beijing Prbrownies Software Co., Ltd. (“Beijing Prbrownies”) and Tianjin Autohome Software Co., Ltd. (“Tianjin Autohome”), they are subject to 13% VAT for the dealer subscription services and other services, which were sold in the form of software products. Beijing Prbrownies and Tianjin Autohome are entitled to an immediate 10% VAT refund, which is a refund in excess of 3% VAT on the total VAT payable, after their registration of software products with relevant authorities and obtaining a refund approval from the local tax bureau. For the years ended December 31, 2023, 2024 and 2025, RMB233.92 million, RMB219.79 million and RMB169.90 million (US$24.30 million) of VAT refunds were recorded as other operating income, net.

Other operating income, net also includes government grants, which primarily represent subsidies and tax refunds for operating a business in certain jurisdictions and fulfilment of specified tax payment obligations. These grants are not subject to any specific requirements and are recorded when received. For the years ended December 31, 2023, 2024 and 2025, RMB27.18 million, RMB71.77 million and RMB42.11 million (US$6.02 million) of government grants were recorded as other operating income, net.

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

(ee)
Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which requires disaggregated income tax disclosure of specific categories on the effective tax rate reconciliation income taxes paid. The Company adopted the new accounting standard in 2025 and applied retrospectively to all prior periods presented in the financial statements. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements other than additional disclosures.

Recently issued accounting pronouncements, not yet adopted

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures ASU 2024-03 requires the public entities to provide more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). The standard is effective for fiscal years beginning after December 15, 2026 and interim periods in fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either: (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the timing of the adoption and the impact of adopting the update standard on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses for Accounts Receivable and Contract Assets”, which provides certain practical expedients when estimating credit losses. Among other provisions, ASU 2025-05 allows public companies the option to elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The standard is effective for fiscal years beginning after December 15, 2025 and interim reporting periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software”, which modernizes the accounting for internal-use software. ASU 2025-06 removes all references to software development stages and requires capitalization of software costs when management has committed to the software project and it is probable the software will be completed and perform its intended use. The standard is effective for fiscal years beginning after December 15, 2027 and interim reporting periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-10, “Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities”, which establishes authoritative recognition, measurement, presentation, and disclosure guidance for government grants received by business entities. The standard is effective for fiscal years beginning after December 15, 2028 and interim reporting periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements and related disclosures.

(ff)
Concentration of Risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and other receivables, amounts due from related parties and other long-term investments. As of December 31, 2024, and 2025, cash and cash equivalents, restricted cash, short-term investments and other long-term investments altogether amounting to RMB23,409.10 million and RMB21,443.33 million (US$3,066.36 million), respectively, were deposited with various major reputable financial institutions located in mainland China and international financial institutions outside of mainland China. Management believes that these financial institutions are of high credit quality and continually monitors the creditworthiness of these financial institutions. The Company’s total cash and cash equivalents, restricted cash, short-term investments, and other long-term investments held at top three financial institutions in mainland China, representing 13.3%, 13.3% and 12.4% of the Company’s total cash and cash equivalents, restricted cash, short-term investments, and other long-term investments as of December 31, 2025, respectively. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In the event of bankruptcy of one of the banks which holds the Company’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on mainland China laws. The Company continues to monitor the financial strength of these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers, which are exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring process of outstanding balances. The Company maintains reserves for allowance of credit losses and these allowances have generally been within expectations. There was no customer that individually represented greater than 10% of the total accounts receivable as of December 31, 2024 and 2025.

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

There was no customer that individually represented greater than 10% of the total net revenues for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Most of the cash and cash equivalents, short-term investments, and other long-term investments held by mainland China subsidiaries and the VIEs are denominated in RMB, while a portion of cash and cash equivalents, short-term investments and other long-term investments held by mainland China subsidiaries and the VIEs are denominated in US$. Cash distributed outside of mainland China by onshore subsidiaries and the VIEs is subject to withholding tax upon dividend payable.

Foreign Currency exchange rate risk

The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, short-term investments, other long-term investments, and dividend payable denominated in the U.S. dollars. There was depreciation of 2.9%, depreciation of 2.7%, and appreciation of 4.4% of the RMB against the U.S. dollars for the years ended December 31, 2023, 2024 and 2025, respectively. Any significant appreciation or depreciation of the RMB may materially and adversely affect the Company’s earnings and financial position, and the value of, and any dividends payable on, the Company’s ADSs in U.S. dollars. For example, to the extent that the Company need to convert U.S. dollars it received from its initial public offering into RMB to pay its operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount it would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company’s earnings, which in turn could adversely affect the price of ADSs.

3.
FAIR VALUE MEASUREMENT

Assets measured at fair value on a recurring basis or disclosed at fair value

	Fair Value Measurement or Disclosure at December 31, 2025 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2025
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cash equivalents
Time deposits	—	—	—	—	—
Short-term investments
Time deposits	—	12,838,137	—	12,838,137	1,835,829
Adjustable-rate financial products	—	4,264,781	—	4,264,781	609,856
Equity investments with readily determinable fair value	8,093	—	—	8,093	1,157
Other long-term investments
Adjustable-rate financial products	—	2,124,783	—	2,124,783	303,840
	8,093	19,227,701	—	19,235,794	2,750,682

	Fair Value Measurement or Disclosure at December 31, 2024 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2024
	RMB	RMB	RMB	RMB
	(in thousands)
Cash equivalents
Time deposits	—	7,188	—	7,188
Short-term investments
Time deposits	—	15,196,867	—	15,196,867
Adjustable-rate financial products	—	6,471,968	—	6,471,968
Equity investments with readily determinable fair value	5,479	—	—	5,479
	5,479	21,676,023	—	21,681,502

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

Assets and liabilities measured at fair value on a non-recurring basis

The Company measures certain assets, including long-term equity investments, goodwill and intangible assets, at fair value on a non-recurring basis when they are deemed to be impaired (Level 3). The fair values of these assets are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge to these investments is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

4.
ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for credit losses consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Accounts receivable (Note)	1,555,668	1,744,307	249,433
Allowance for credit losses	(196,819)	(222,960)	(31,883)
	1,358,849	1,521,347	217,550

Note: It contains notes receivables of RMB43.56 million, RMB15.20 million (US$2.17 million) for the years ended December 31, 2024 and 2025, respectively.

The movements in the allowance for credit losses were as follows:

		Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Beginning balance	185,755	161,022	196,819	28,146
Additions charged to current expected credit loss	20,557	40,059	36,282	5,188
Reversal	(42,660)	(4,262)	(3,615)	(518)
Write off	(2,630)	—	(6,526)	(933)
Ending balance	161,022	196,819	222,960	31,883

5.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Tax prepayments	261,943	210,454	30,095
Prepaid expenses	16,882	51,016	7,295
Rental and other deposits	12,801	11,338	1,621
Receivables from third-party payment platform	31,720	22,414	3,205
Other receivables	13,595	13,511	1,932
	336,941	308,733	44,148

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

Hong Kong has announced and implemented rules based on the Pillar Two framework of the Organization for Economic Co-operation and Development (“OECD”) in 2025, which generally establishes a global minimum effective tax rate of 15% for multinational enterprise group (“MNE Group”) with annual consolidated revenue above a specified threshold. The MNE Group of which the Company is a constituent entity falls within the scope of Pillar Two rules. The ultimate parent entity of the MNE Group shall be responsible for computing the effective tax rate of the MNE Group in each jurisdiction and determining the amount of top-up tax payable, on a combined basis. The Company has done an assessment and does not believe the Pillar Two rules have a material impact on its 2025 financial statements.

Mainland China

Autohome WFOE, Chezhiying WFOE, Beijing Autohome Technologies Co., Ltd. (“Beijing Autohome Technologies”), Beijing Prbrownies, Hainan Chezhiyitong Information Technology Co., Ltd. (“Hainan Chezhiyitong”), Tianjin Autohome, and another two subsidiaries are recognized as “High-New Technology Enterprise” (“HNTE”) and are eligible for a 15% preferential tax rate until 2025 at earliest, upon the completion of their filings with the relevant tax authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant authorities in Mainland China.

Chezhiying WFOE, Hainan Chezhiyitong and Tianjin Autohome are recognized as software enterprise (“SE”) and could be exempt from income tax for the tax years of 2019 and 2020 and enjoyed a 50% reduction in the statutory income tax rate of 25% for the tax years from 2021 to 2023. Beijing Prbrownies, and Tianjin Autohome were accredited as key software enterprise (“KSE”) under the relevant mainland China laws and regulations as well in the tax filing from 2021 to 2024, which tax rate will continue to apply for so long as it maintains its KSE status during each relevant tax year. Beijing Prbrownies enjoyed a more preferential enterprise tax rate of 10% for the tax years from 2021 to 2024. Tianjin Autohome has enjoyed a tax exemption for the tax years from 2021 to 2023, and 10% for 2024.

Except for the above-mentioned entities, the Company’s remaining mainland China subsidiaries and all the VIEs were subject to EIT at a rate of 25% for 2023, 2024 and 2025.

The management subsequently assessed and concluded that uncertain preferential tax rates for certain subsidiaries were able to be realized in the year of 2025 and a reversal of RMB45.43 million (US$6.50 million) was recorded in the year of 2025, composed of current income tax expense of RMB50.20 million (US$7.18 million) and deferred income tax benefit of RMB4.77 million (US$0.68 million). A reversal of RMB156.45 million and RMB189.21 million was also recorded in the year of 2023 and 2024, which composed of current income tax expense of RMB180.15 million and deferred income tax benefit of RMB23.70 million, and current income tax expense of RMB162.99 million and deferred income tax expense of RMB26.22 million, respectively.

The basic earnings per share effects related to the preferential tax rate were RMB0.56, RMB0.47 and RMB0.19 (US$0.03) after considering the effects of the Share Subdivision as detailed in Note 2(a) for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The Company had minimal operations in jurisdictions other than the mainland China. Income before income tax expense consists of:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Mainland China	1,813,055	1,604,428	1,372,793	196,307
Non-mainland China	184,509	81,880	159,074	22,747
	1,997,564	1,686,308	1,531,867	219,054

The amount of income tax paid (net of refunds) is comprised of:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Mainland China	159,094	153,498	187,941	26,875

The income tax (benefit)/expense is comprised of:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Current	122,118	105,484	105,933	15,148
Deferred	(49,963)	(42,525)	35,812	5,121
	72,155	62,959	141,745	20,269

The mainland China statutory tax rate of 25% is used for the effective tax rate reconciliation as the majority of the Group’s operations are based in mainland China. The reconciliation for the years ended December 31, 2023, 2024 and 2025 is as follows:

	Year ended December 31,
	2023		2024		2025
	RMB	Percent	RMB	Percent	RMB	US$	Percent
	(in thousands)
Mainland China Statutory Tax Rate	499,391	25.0%	421,577	25.0%	382,967	54,764	25.0%
Tax effects of jurisdiction outside of mainland China
Hong Kong
Statutory tax rate difference between Hong Kong and Mainland China	255	0.0%	(3,605)	-0.2%	(1,406)	(201)	-0.1%
Changes in valuation allowances	7,968	0.4%	305	0.0%	3,244	464	0.2%
Cayman Islands
Statutory tax rate difference between Cayman Islands and Mainland China	(45,675)	-2.3%	(28,636)	-1.7%	(35,685)	(5,103)	-2.3%
Other jurisdictions	(480)	0.0%	(38)	0.0%	24	3	0.0%

Changes in Valuation Allowances	(11,642)	-0.6%	(19,146)	-1.1%	10,617	1,518	0.7%
Nontaxable or Nondeductible Items
Research and development expenses super-deduction	(220,773)	-11.2%	(196,888)	-11.7%	(194,220)	(27,773)	-12.6%
Effect of preferential tax rate	(119,658)	-6.0%	(38,030)	-2.3%	(43,965)	(6,287)	-2.9%
Changes in Unrecognized Tax Benefits	(156,452)	-7.8%	(189,207)	-11.2%	(45,433)	(6,497)	-3.0%
Nondeductible expenses	44,435	2.2%	46,990	2.8%	57,953	8,287	3.8%
Share-based payment awards	(24,912)	-1.2%	(36,002)	-2.1%	(50,358)	(7,201)	-3.3%
Other Adjustments
Effect of withholding tax on dividend	99,122	5.0%	99,519	5.9%	57,743	8,257	3.8%
Outside basis difference	5,327	0.3%	3,868	0.2%	1,467	210	0.1%
Others	(4,751)	-0.2%	2,252	0.1%	(1,203)	(172)	-0.1%
Effective Tax Rate	72,155	3.6%	62,959	3.7%	141,745	20,269	9.3%

Deferred tax

The significant components of deferred taxes are as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Deferred tax assets
Allowance for credit losses	38,829	43,501	6,221
Accrued staff cost and expenses	46,729	4,859	695
Deferred revenue	9,841	10,723	1,533
Tax losses	412,192	395,644	56,575
VAT refund	1,957	480	69
Less: Valuation allowances	(201,302)	(192,585)	(27,539)
Total deferred tax assets	308,246	262,622	37,554

Deferred tax liabilities
Identifiable intangible assets arising from acquisition	19,128	8,017	1,146
Intangible assets and internally-developed software	11,280	11,112	1,589
Outside basis difference and others	437,670	439,137	62,796
Total deferred tax liabilities	468,078	458,266	65,531

In assessing the realizability of deferred tax assets, the Company has considered whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company records a valuation allowance to reduce deferred tax assets to a net amount that management believes is more-likely-than-not of being realizable based on the weight of all available evidence. The Company recorded valuation allowances against the deferred tax assets of mainland China subsidiaries, the VIEs and VIEs’ subsidiaries as of December 31, 2024 and 2025, respectively, due to the cumulative tax loss positions and insufficient forecasted future taxable income.

As of December 31, 2025, the Company had net operating losses of approximately RMB2,168.10 million (US$310.03 million), which can be carried forward to offset taxable income. The accumulated tax losses of subsidiaries in Mainland China were RMB2,122.03 million (US$303.45 million) as of December 31, 2025, which will expire, if unused, in the years ending December 31, 2026 through 2035.

Valuation allowance is provided against deferred tax assets when the Company determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. Movement of valuation allowance is as follow:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Valuation allowance
Balance at beginning of the year	(420,566)	(311,645)	(201,302)	(28,786)
Additions	(26,623)	(34,672)	(36,557)	(5,227)
Reversal and write off (Note)	135,544	145,015	45,274	6,474
Balance at ending of the year	(311,645)	(201,302)	(192,585)	(27,539)

Note: It mainly represents valuation allowances written off due to the expiration of unused tax losses.

Withholding income tax arising from undistributed earnings

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIEs”) to its immediate holding company outside of Mainland China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with Mainland China and meets relevant requirements, especially whether it is the beneficial owner of the dividends received from its mainland China subsidiaries. As of December 31, 2025, the Company’s Hong Kong subsidiary, Autohome Media was identified as qualified subsidiary to enjoy the tax treaty benefits, and dividends received from its mainland China subsidiaries were subject to a withholding tax rate of 5%. If the relevant tax authorities determine that Autohome Media do not qualify for tax treaty benefits, or that it lacks sufficient business substance, it may be required to apply the statutory 10% withholding tax rate retrospectively.

On February 16, 2023, the Company’s Board of Directors approved an annual cash dividend of a fixed amount of at least RMB500.0 million between 2022 and 2026. On December 12, 2023, the Company's Board of Directors also approved an amendment to its dividend policy, pursuant to which the total yearly cash dividend is expected to be no less than RMB1.5 billion from 2024 to 2026, with the exact amount to be determined by the board based on the then financial performance, cash position, and applicable foreign exchange laws and regulations in Mainland China, among other factors. In 2023, 2024 and 2025, the Company accrued RMB99.12 million, RMB99.52 million and RMB57.74 million(US$8.26 million) of withholding income tax associated with the expected cash dividend payment from mainland China subsidiaries to Autohome Media, respectively.

As of December 31, 2024 and 2025, the total amount of undistributed earnings from the Company’s mainland China subsidiaries, the VIEs and VIEs’ subsidiaries that considered to be permanently reinvested was RMB15,491.54 million and RMB15,647.61 million (US$2,237.58 million), respectively. As of December 31, 2024 and 2025, determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical.

7.
PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
At cost:
Electronic equipment	757,326	688,243	98,418
Software	559,914	607,210	86,830
Leasehold improvements	43,562	30,939	4,424
Motor vehicles	6,956	6,049	865
Office equipment	2,492	2,540	363
	1,370,250	1,334,981	190,900
Less: Accumulated depreciation	(1,166,201)	(1,143,918)	(163,578)
	204,049	191,063	27,322

Depreciation expense was RMB167.78 million, RMB123.65 million and RMB110.48 million (US$15.80 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

8.
INTANGIBLE ASSETS, NET

The following tables present the Company’s intangible assets with definite lives as of the respective balance sheet dates:

	December 31, 2025
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB	US$
	(in thousands)
Technologies	202,100	(202,100)	—	—
Trademarks	175,308	(121,828)	53,480	7,648
Database	73,500	(73,500)	—	—
Customer relationship	46,900	(46,900)	—	—
Domain names	3,044	(2,861)	183	26
Licensing agreements	2,716	(2,710)	6	1
	503,568	(449,899)	53,669	7,675

	December 31, 2024
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB
	(in thousands)
Technologies	202,100	(161,680)	40,420
Trademarks	175,308	(111,138)	64,170
Database	73,500	(58,800)	14,700
Customer relationship	46,900	(38,640)	8,260
Domain names	3,050	(2,797)	253
Licensing agreements	2,784	(2,770)	14
	503,642	(375,825)	127,817

The Company acquired TTP on December 31, 2020 and identified the intangible assets of technologies, trademarks, customer relationship and database. The intangible assets are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives ranging from approximately 2 to 15 years. Amortization expense was RMB76.69 million, RMB74.34 million and RMB74.15 million (US$10.60 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

The annual estimated amortization expenses for the acquired intangible assets for each of the next five years are as follows:

	2026	2027	2028	2029	2030
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Amortization expenses	10,738	10,733	10,729	10,729	10,729

9.
LONG-TERM EQUITY INVESTMENTS

As of December 31, 2024 and 2025, the Company holds several equity investments through its subsidiaries or VIEs, all of which were accounted for under the equity method since the Company can exercise significant influence but does not own a majority equity interest in or control them.

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

The carrying amount of all of the equity method investments was RMB339.25 million and RMB442.02 million (US$63.21 million) as of December 31, 2024 and 2025, respectively. The Company excluded the summarized information for these equity method investees as they were insignificant either individually or on an aggregated basis for all the years presented.

The impairment associated with the equity method investments was immaterial during any of the years presented.

10.
OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Operating lease right-of-use assets	98,921	62,168	8,890
Others	29,153	28,444	4,067
	128,074	90,612	12,957

11.
ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables are as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Accrued expenses	1,633,122	1,134,372	162,213
Accrued rebates	378,390	322,434	46,107
Payroll and welfare payable	540,205	498,511	71,286
Payable for share repurchase	140,279	26,972	3,857
Operating lease liabilities - current portion	73,610	39,207	5,607
VAT and surcharges payable	53,704	58,798	8,408
Users’ and third parties’ deposits	45,942	53,302	7,622
Payable for purchase of fixed assets	27,763	18,582	2,657
Professional service fees	15,650	13,510	1,932
Deposit from customers	9,240	9,478	1,355
Payable for exercise of share-based awards	3,616	5,548	793
Others	10,348	11,782	1,686
	2,931,869	2,192,496	313,523

12.
RELATED PARTY TRANSACTIONS

After the completion of share transfer between Yun Chen and CARTECH in August 2025, Haier Group became the Company’s related party since then. And as Ping An Group still has one seat in the Board of Directors and above 5% of the total issued and outstanding shares of the Company, the identity of the related party has remained unchanged.

During the years ended December 31, 2023, 2024 and 2025, related party transactions were as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Services provided to Ping An Group (a)	134,378	305,958	320,509	45,832
Services provided to Haier Group (b)	—	—	5,054	723
Net revenues from related parties	134,378	305,958	325,563	46,555

Services provided by and assets purchased from Ping An Group (c)	191,413	209,820	164,545	23,530
Services provided by and assets purchased from Haier Group (d)	—	—	9,046	1,294
Services provided by and assets purchased from other related parties	94	612	—	—
Services provided by related parties	191,507	210,432	173,591	24,824

Interest income from Ping An Group	202,304	215,253	114,424	16,362

As of December 31, 2024 and 2025, balances with related parties were as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Amounts due from related parties, current
Ping An Group (e)	63,957	42,413	6,065
Haier Group	—	1,186	170
	63,957	43,599	6,235
Amounts due from related parties, non-current
Ping An Group (e)	3,521	9,709	1,388

Amounts included in “Cash and cash equivalents” (f)	158,589	73,415	10,498
Amounts included in “Short-term investments” (f)	4,935,177	2,006,611	286,942
Amounts included in “Restricted cash” (f)	91,809	79,424	11,357
Amounts included in “Lease liabilities” (f)	83,879	52,430	7,498

Amounts due to related parties
Haier Group (g)	—	9,079	1,299
Ping An Group (h)	38,235	4,645	664
Other related parties	15	15	2
	38,250	13,739	1,965

(a)
The amount represents (i) the commission fee for transaction facilitation service on financial product including loan and insurance products, (ii) advertising services and (iii) technical services provided to Ping An Group.
(b)
The amount represents advertising services and technical services provided to Haier Group.
(c)
The amount represents rental and property management services, technical services, other miscellaneous services and assets provided by Ping An Group.
(d)
The amount represents vehicles rental services and other miscellaneous services provided by Haier Group.
(e)
Receivable from Ping An Group primarily consists of deposit in relation to the operating lease and other agreements, and service fee receivable.
(f)
The Company has cash or time deposits in commercial banks associated with Ping An Group and purchased certain short-term cash management products issued by Ping An Group as a part of the Company’s cash management plan. The Company has lease liabilities associated with Ping An Group under certain lease agreements.
(g)
The outstanding payable to Haier Group primarily consists of payable for vehicles rental services and other miscellaneous services.
(h)
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

14.
COST OF REVENUES

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)

Operational costs	696,197	922,604	1,307,021	186,902
Content costs	396,502	246,348	199,958	28,594
Bandwidth and IDC costs	110,508	122,181	112,924	16,148
Tax surcharges	95,147	85,345	67,548	9,659
Depreciation & amortization expenses and others	113,527	106,742	96,380	13,781
	1,411,881	1,483,220	1,783,831	255,084

15.
ORDINARY SHARES

As of December 31, 2025, Autohome Inc. had 463,038,708 issued and outstanding ordinary shares after considering the effects of the Share Subdivision as detailed in Note 2(a).

On November 18, 2021, the Company announced a share repurchase program under which the Company may repurchase up to US$200 million of its ADSs over the next twelve months through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. On November 3, 2022, the Board of Directors authorized an extension of the term of the share repurchase program for another twelve months to November 17, 2023. The Company repurchased 6,726,883 ADSs (equal to 26,907,532 ordinary shares) from the open market with an aggregate purchase price of RMB1,384.14 million (US$200.00 million) till December 31, 2023. The repurchased shares have not been cancelled by the end of 2023 and are reflected as treasury stock. 4,000,000 ADSs of the treasury stock have been reserved for future issuance upon the exercise of share options and vesting of restricted shares during the year ended December 31, 2025, of which 2,136,256 ADSs had been reissued to employees and directors upon the exercise of share options and vesting of restricted shares.

On September 4, 2024, the Company announced a new share repurchase program under which the Company may repurchase up to US$200 million of its ADSs over the next twelve months through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. On August 14, 2025, our board of directors authorized an extension of the term of the Share Repurchase Program through December 31, 2025. The Company repurchased 7,116,939 ADSs (equal to 28,467,756 ordinary shares) from the open market with an aggregate purchase price of RMB1,320.89 million (US$184.50 million) under the new share repurchase program. The repurchased shares have not been cancelled and are reflected as treasury stock.

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

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The Company’s VIEs in mainland China are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. As of December 31, 2023, 2024 and 2025, the Company’s mainland China subsidiaries, the VIEs and VIEs’ subsidiaries had appropriated RMB132.53 million, RMB132.59 million and RMB98.70 million (US$14.11 million), respectively, of retained earnings for its statutory reserves.

As a result of these mainland China laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s mainland China subsidiaries, the VIEs and VIEs’ subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2024 and 2025, the amounts of net assets restricted including the paid-up capital, additional paid-in capital and the statutory reserve funds of the Company’s mainland China subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, were RMB5,081.38 million and RMB5,161.70 million (US$738.11 million), respectively.

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

17.
EARNINGS PER SHARE/ADS

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Basic earnings per share:
Numerator:
Net income attributable to ordinary shareholders	1,880,087	1,619,562	1,385,133	198,071
Denominator:
Weighted average ordinary shares outstanding	489,952,172	484,945,912	470,186,664	470,186,664
Basic earnings per share	3.84	3.34	2.95	0.42
Diluted earnings per share:
Numerator:
Net income attributable to ordinary shareholders	1,880,087	1,619,562	1,385,133	198,071
Denominator:
Weighted average ordinary shares outstanding	489,952,172	484,945,912	470,186,664	470,186,664
Dilutive effect of share-based awards	1,300,288	1,606,812	1,910,200	1,910,200
Weighted average number of shares outstanding-diluted	491,252,460	486,552,724	472,096,864	472,096,864
Diluted earnings per share	3.83	3.33	2.93	0.42

Earnings per ADS
Net income per ADS – basic (RMB)	15.35	13.36	11.78	1.69
Net income per ADS – diluted (RMB)	15.31	13.31	11.74	1.68

The effects of 1,181,760, 1,266,595 and 984,345 stock options were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the years ended December 31, 2023, 2024 and 2025, respectively. The effects of 2,051,810, 2,158,471 and 881,046 restricted shares were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the years ended December 31, 2023, 2024 and 2025, respectively.

18.
SHARE-BASED COMPENSATION

In order to provide additional incentives to employees and to promote the success of the Company’s business, the Company adopted a share incentive plan in 2011 (the “2011 Plan”), a share incentive plan in 2013 (the “2013 Plan”), Amended and Restated 2016 Share Incentive Plan (the “2016 Plan”) and 2016 Share Incentive Plan II (the “2016 Plan II”) in 2016, collectively the “Plans”. The Company may grant share-based awards to its employees, directors and consultants to purchase an aggregate of no more than 31,372,400, 13,400,000, 19,560,000 and 12,000,000 ordinary shares (previously 7,843,100, 3,350,000, 4,890,000 and 3,000,000 ordinary shares, respectively before the Share Subdivision as detailed in Note 2(a) of the Company under the 2011 Plan, 2013 Plan, 2016 Plan and 2016 Plan II, respectively.) 2011 Plan, 2013 Plan, 2016 Plan and 2016 Plan II were approved by the Board of Directors in May 2011, November 2013, March 2017 and December 2016, respectively. The Plans are administered by the Board of Directors or any of its committees as set forth in the Plans. For share options and restricted shares with service condition or performance condition granted under the Plans, majority are subject to vesting schedules of approximately four years with 25% of the awards vesting each year and have a contractual term of ten years. As of December 31, 2025, 2011 Plan and 2013 Plan had expired.

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

Share options

The following table summarizes the Company’s employee share option activity under the share option plans:

	Number of options	Weighted average exercise price (USD)	Weighted average grant date fair value (USD)	Weighted average remaining contractual term	Aggregate intrinsic value (USD in thousands)
Outstanding, January 1, 2025	500,802	41.56	17.65	6.73	46.25
Granted	—	—	—		—
Exercised	(164)	26.75	10.31	6.50	0.37
Forfeited/Cancelled	(53,956)	58.36	11.36		—
Outstanding, December 31, 2025	446,682	39.53	18.34	5.73	0.86
Vested and expected to vest at December 31, 2025	445,592	39.47	18.37	5.74	0.86
Exercisable as of December 31, 2025	404,322	40.38	19.04	5.67	0.86

The aggregate intrinsic value in the table above is calculated as the difference between the exercise price of the underlying awards and US$22.26, the closing stock price of the Company’s ordinary shares on December 31, 2025. The weighted-average grant-date fair value of options granted during the years ended December 31, 2023 was US$16.89. There was no option granted during the year ended December 31, 2024 and 2025. The total grant date fair value of options vested during the years ended December 31, 2023, 2024 and 2025 was RMB15.09 million, RMB12.78 million and RMB9.58 million (US$1.37 million), respectively. Total intrinsic value of options exercised during the years ended December 31, 2023, 2024 and 2025 was RMB42.86 thousand, RMB516.38 thousand and RMB2.58 thousand (US$0.37 thousand), respectively.

The aggregate fair value of the outstanding options at the grant dates were determined to be RMB57.30 million (US$8.19 million) and such amount shall be recognized as compensation expenses using the straight-line method for all employee share options granted with graded vesting. As of December 31, 2025, there was RMB1.00 million (US$0.14 million) of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 0.46 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

Restricted shares

Restricted shares activity for the year ended December 31, 2025 was as follows:

	Number of restricted shares	Weighted average grant date fair value (USD)
Outstanding, January 1, 2025	2,567,941	26.73
Granted	1,044,634	26.32
Vested	(1,073,164)	26.91
Forfeited/Cancelled	(401,865)	27.22
Outstanding, December 31, 2025	2,137,546	26.06
Expected to vest, December 31, 2025	1,629,764	26.07

The weighted average grant-date fair value of restricted shares granted during the years ended December 31, 2023, 2024 and 2025 was US$29.29, US$25.61 and US$26.32, respectively, which was derived from the fair value of the underlying ordinary shares. The total grant date fair value of restricted shares vested during the years ended December 31, 2023, 2024 and 2025 was RMB171.57 million, RMB185.91 million and RMB199.07 million (US$28.47 million). The aggregate fair value of the outstanding restricted shares at the grant dates were determined to be RMB389.55 million (US$55.71 million) and such amount shall be recognized as compensation expense using the straight-line method for all restricted shares granted with graded vesting. As of December 31, 2025, there was RMB194.49 million (US$27.81 million) of total unrecognized share-based compensation expenses, net of estimated forfeitures, related to unvested restricted shares which are expected to be recognized over a weighted-average period of 2.29 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

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

The Company calculated the estimated fair value of the share-based awards on the respective grant dates using the binomial option pricing model with the following assumptions:

	2023	2024	2025
Fair value of ordinary share	US$29.16-US$35.87	US$25.97-US$34.44	US$25.77-US$27.93
Risk-free interest rates	3.50%-4.72%	3.65%-4.41%	4.06%-4.46%
Expected exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Expected volatility	51.00%-54.19%	49.00%-50.38%	49.20%-50.00%
Expected dividend yield	1.00%	1.00%	1.50%
Weighted average fair value per option granted	US$4.12-US$18.91	US$3.21-US$18.32	US$7.36-US$13.51

Share-based compensation expenses relating to options and restricted shares granted to employees recognized for the years ended December 31, 2023, 2024 and 2025 is as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	7,982	8,135	14,812	2,118
Sales and marketing expenses	49,305	48,445	56,938	8,142
General and administrative expenses	51,860	51,112	60,110	8,596
Product development expenses	85,945	84,332	87,114	12,457
	195,092	192,024	218,974	31,313

19.
MEZZANINE EQUITY

	As of December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Balance as of January 1	1,758,933	1,931,529	276,205
Accretion of mezzanine equity	172,596	189,662	27,121
Balance as of December 31	1,931,529	2,121,191	303,326

The Company held 51.00% of TTP’s equity interest on as-converted basis. As of December 31, 2024 and 2025, TTP had issued 142,196,089 and 142,196,089 preferred shares, respectively, to certain shareholders (including 80,340,268 shares held by the Company and one of its subsidiaries and eliminated in consolidated financial statements), which could be converted into ordinary shares or redeemed by such shareholders. In January 2024, TTP received redemption notices from certain Series C and D preferred shareholders with redemption dates of February 2024. As Series D preferred shareholders are the Company and one of its subsidiaries, the related amount is eliminated in the consolidated financial statements. The amount in redemption notice from certain Series C preferred shareholder is US$20.59 million, which is currently outstanding. And according to the share purchase agreements, prior to such redemption and payment, the preferred shareholders shall continue to have all the preferred shareholders’ rights (including conversion rights) as they had before. Accordingly, the Company continues to account for these preferred shares in the legal form, as convertible redeemable noncontrolling interests and continues to present these preferred shares in mezzanine equity after the redemption notices.

20.
SUBSEQUENT EVENTS

Dividends

On November 6, 2025, the Board of Directors has approved a dividend of US$1.20 per ADS (or US$0.30 per ordinary share) for fiscal year 2025, which was paid in February, 2026.